Form 20-F
period 2004-12-31
GRAVITY Co., Ltd.
filed 2005-06-30
CIK 1313310

As filed with the Securities and Exchange Commission on June 30, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number:                -

GRAVITY CO., LTD.
(Exact name of registrant as specified in its charter)

N/A	The Republic of Korea
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Shingu Building, 620-2 Shinsa-dong, Gangnam-gu
Seoul 135-894 Korea

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common stock, par value Won 500 per share*	Nasdaq National Market
American depositary shares, each representing	Nasdaq National Market
one-fourth of a share of common stock

*	Not for trading, but only in connection with the listing of American depositary shares on the Nasdaq National Market pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report:
6,948,900 shares of common stock, par value of Won 500 per share
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:
Yes ☑         No ☐
     Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐         Item 18 ☑

i

ii

CERTAIN DEFINED TERMS
      Unless the context otherwise requires, references in this annual report to:

•	“Korea” or the “Republic” are to The Republic of Korea,

•	“Government” are to the government of the Republic,

•	“China” or the “PRC” are to the People’s Republic of China,

•	“Taiwan” or the “ROC” are to Taiwan, the Republic of China, and

•	“GRAVITY”, “we”, “us”, “our”, or “our company” are to GRAVITY Co., Ltd. and its subsidiaries.
      For your convenience, this annual report contains translations of certain Won amounts into U.S. dollars at the noon buying rates of the Federal Reserve Bank of New York for Won in effect on December 31, 2004 which was W1,035.1 to US$1.00.
      Discrepancies in tables between totals and sums of the amounts listed are due to rounding.
FORWARD-LOOKING STATEMENTS
      This annual report on Form 20-F includes future expectations, projections or “forward-looking statements” (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements include statements regarding our expectations and projections for future operating performance and business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words used in connection with any discussion of our future operating or financial performance identify forward-looking statements. In addition, all statements other than statements of historical facts included in this document are forward-looking statements.
      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. This document discloses, under the caption “Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations.
      We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this document. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by law. In light of these risks, uncertainties and assumptions the forward-looking events discussed in this annual report might not occur and our actual results may differ materially from those anticipated in these forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
1.A.     Directors and Senior Management
      Not applicable.
1.B.     Advisers
      Not applicable.
1.C.     Auditors
      Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
      Not applicable.

ITEM 3.	KEY INFORMATION
3.A.     Selected Financial Data
      The following selected consolidated financial information is derived from our consolidated financial statements as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with our audited consolidated financial statements and the related notes thereto, included in this annual report. Our consolidated financial statements and related notes thereto have been prepared in accordance with accounting principles generally accepted in the United States.

      The balance sheet data as of December 31, 2000 and the statement of operations data for the period from our inception on April 4, 2000 through December 31, 2000 are derived from our unaudited financial statements and related notes, which are not included in this annual report. The balance sheet data as of December 31, 2001 and 2002 and the statement of operations data for the year ended December 31, 2001 are derived from our audited financial statements and related notes, which are not included in this annual report.

	As of and For the Years Ended December 31,

	2000(1)		2001		2002		2003		2004		2004(2)

	(Unaudited)										(Unaudited)
	(In millions of Won and thousands of US$, except share and per share data, operating
	data and percentages)
Statement of operations:
Revenues:
Online games — subscription revenue	W	—	W	—	W	7,310	W	18,560	W	16,253	US$	15,702
Online games — royalties and license fees		—		—		2,079		22,804		44,236		42,736
Mobile games		—		—		—		43		480		464
Character merchandising, animation and other revenue		405		167		427		1,024		3,471		3,353

Total revenues		405		167		9,816		42,431		64,440		62,255
Cost of revenues		336		—		1,735		6,866		10,309		9,959

Gross profit		69		167		8,081		35,565		54,131		52,296
Operating expenses:
Selling, general and administrative		211		354		4,956		11,115		13,719		13,253
Research and development		208		718		815		1,597		2,030		1,962

Operating income (loss)		(350)		(905)		2,310		22,853		38,382		37,081
Other income (expense)		—		(3)		(2,339)		(5,649)		(4,548)		(4,393)

Income (loss) before income tax expenses, minority interest, and losses from equity method investee		(350)		(908)		(29)		17,204		33,834		32,688
Income tax expenses		—		—		467		2,535		4,402		4,253

Income (loss) before minority interest and losses from equity method investee		(350)		(908)		(496)		14,669		29,432		28,435
Minority interest		—		—		—		—		(17)		(16)
Equity in loss of related joint venture		—		—		—		—		248		240

Net income (loss)	W	(350)	W	(908)	W	(496)	W	14,669	W	29,201	US$	28,211

Earnings (loss) per share:
Basic and diluted per share	W	(350)	W	(492)	W	(148)	W	2,859	W	5,263	US$	5.08
Basic and diluted per ADS		—		—		—		—		—		—
Weighted average number of shares outstanding (basic and diluted)		1,000,000		1,846,575		3,355,616		5,130,895		5,548,900		5,548,900
Balance sheet data:
Cash and cash equivalents	W	39	W	1,820	W	560	W	5,405	W	16,405	US$	15,849
Total current assets		75		2,383		7,425		17,304		40,098		38,738
Property and equipment, net		88		522		2,254		5,694		14,951		14,444
Total assets		208		3,055		11,509		28,765		62,134		60,027
Total current liabilities		38		1,123		7,677		9,051		10,319		9,970
Total liabilities		58		2,912		11,772		10,945		15,204		14,688
Total shareholders’ equity		150		143		(263)		17,820		46,930		45,339

	As of and For the Years Ended December 31,

	2000(1)	2001	2002	2003	2004	2004(2)

	(Unaudited)					(Unaudited)
	(In millions of Won and thousands of US$, except share and per share data, operating
	data and percentages)
Selected operating data and financial ratios:
Aggregate peak concurrent Ragnarok Online users(3)	—	—	200,150	597,615	762,585	762,585
Average concurrent Ragnarok Online users(4)	—	—	79,364	252,457	452,519	452,519
Gross profit margin(5)	17.0%	100.0%	82.3%	83.8%	84.0%	84.0%
Operating profit margin(6)	N/M	N/M	23.5	53.9	59.6	59.6
Net profit margin(7)	N/M	N/M	(5.1)	34.6	45.3	45.3

N/ M = not meaningful
Notes:

(1)	Reflects financial information since our inception on April 4, 2000.

(2)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of W1,035.1 to US$1.00, the noon buying rate in effect on December 31, 2004 as quoted by the Federal Reserve Bank of New York.

(3)	The number of peak concurrent users in a given period for a country in which Ragnarok Online is commercially offered represents the highest number of users simultaneously logged on to our games’ servers during that period in that country. The aggregate monthly number of peak concurrent users is computed by adding the number of peak concurrent users for a given month in all of the countries in which Ragnarok Online is commercially offered. The aggregate number of peak concurrent users for any longer period represents the highest aggregate monthly peak concurrent user number within that given period. The number of peak concurrent users in a country (or in the case of Taiwan and Hong Kong, Malaysia and Singapore, or Germany, Austria, Switzerland, Italy and Turkey, in such group of countries) is determined on the basis of computer-generated data that shows the number of concurrent users for such country or group of countries, as applicable, at generally one-minute intervals. Within a given month, due to time differences and other factors, the exact point in time at which the peak number of concurrent users is reached may differ from country to country.

(4)	The number of average concurrent Ragnarok Online users in a given period represents the sum of the average number of concurrent users for that period in Korea, Japan, Taiwan/ Hong Kong, Thailand and China, the five key markets, in terms of revenue contribution from Ragnarok Online, in which it is commercially offered. The number of average concurrent users in a given period is computed by adding the monthly average number of concurrent users and dividing the total by the number of months in the same period. The monthly average number of concurrent users is computed by adding the daily average number of concurrent users during a given month and dividing the total by the actual number of days in that month. The daily average number of concurrent users is generally computed by adding the number of concurrent users selected in three-hour intervals (for example, the number of concurrent users at 12:00 am, 3:00 am, 6:00 am, 9:00 am, 12:00 pm, 3:00 pm, 6:00 pm and 9:00 pm on a given day) and dividing it by eight. In certain limited situations, for example, when our servers are down for maintenance or updates or when our monitoring server fails to maintain connection to our game servers, the number of our concurrent users at such time will appear as “zero”. We have adjusted the daily average number of concurrent users to remove this information from our computation. Within a given period, due to time differences and other factors, the exact points in time used to calculate the average number of concurrent users may differ from country to country.

(5)	Gross profit margin is calculated as gross profit divided by total revenues.

(6)	Operating profit margin is calculated as operating income (loss) divided by total revenues.

(7)	Net profit margin is calculated as net income (loss) divided by total revenues.
Exchange Rates
      Fluctuations in the exchange rate between the Korean Won and U.S. dollar may affect the market price of our ADSs. These fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in Korean Won and the Korean Won proceeds received by the depositary from any sale of our common shares represented by our ADSs.
      In certain parts of this annual report, we have translated Korean Won amounts into U.S. dollars for the convenience of the investors using noon buying rates. The “noon buying rate” is the rate in The City of New York used for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, all translations from Korean Won to U.S. dollars were made at W1,035.1 to US$1.00, which was the noon buying rate announced on December 31, 2004. The translation is not a representation that the Korean Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Korean Won, as the case may be, at any particular rate, or at all. The table below sets forth, for the periods indicated, information concerning the noon buying rate for Korean Won, expressed in Won per one U.S. dollar.

Year Ended December 31,	At End of Period	Average(1)	High	Low

	(Won per US$1.00)
2000	1,267.0	1,130.9	1,267.0	1,105.5
2001	1,313.5	1,292.0	1,369.0	1,234.0
2002	1,186.3	1,250.4	1,332.0	1,160.6
2003	1,192.0	1,192.1	1,262.0	1,146.0
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005 (through June 24)	1,013.5	1,014.8	1,058.0	997.0
January	1,026.9	1,038.0	1,058.0	1,024.0
February	1,000.9	1,023.1	1,044.0	1,000.9
March	1,015.4	1,007.8	1,023.9	997.5
April	997.0	1,019.0	1,000.4	1,009.0
May	1,005.0	1,001.8	1,009.0	997.0
June (through June 24)	1,013.5	1,009.6	1,016.0	1,003.0

Source: Federal Reserve Bank of New York.
Note:

(1)	Annual and monthly averages are calculated using the average of the daily rates during the relevant period.
3.B.     Capitalization and Indebtedness
      Not applicable.
3.C.     Reasons for the Offer and Use of Proceeds
      Not applicable.
3.D.     Risk Factors
Risks related to our business

We currently depend on one product, Ragnarok Online, for substantially all of our revenues.
      Substantially all of our revenues are currently derived from a single product, Ragnarok Online. In 2004, we derived approximately 93.9% of our revenues from Ragnarok Online. We expect to continue to derive a substantial majority of our revenues from Ragnarok Online through at least 2005. Failure by us to maintain, improve, update or enhance Ragnarok Online in a timely manner or successfully enter new markets could reduce Ragnarok Online’s user base, decrease its popularity, or reduce revenues generated from it and materially and adversely affect our business, financial condition and results of operations.

We depend on license fees and royalty payments from our overseas licensees for a substantial portion of our revenues.
      In markets other than Korea, the United States and Canada, we license Ragnarok Online to overseas operators or distributors from whom we receive license fees and royalty payments based on a percentage of such operators’ revenues from Ragnarok Online pursuant to license arrangements. Such overseas license fees and royalty payments represented 68.6% of our revenues in 2004. In 2004, we derived 28.2% of our total revenues from GungHo Online Entertainment Inc., our licensee in Japan, and 23.8% of our total revenues from Soft-World International Corporation, our licensee in Taiwan. Deterioration in financial condition or adverse developments in the results of operations of our overseas licensees may materially and adversely affect our business, financial conditions and results of operations.

In many of our markets, we rely heavily on our overseas licensees to operate and distribute our games.
      We rely on our overseas licensees for substantially all aspects of our overseas operations, including:

•	holding the required government licenses for the operation and distribution of our games,

•	publishing, advertising and marketing our games,

•	establishing the pricing of our games after consultation with us,

•	owning and operating the server network and other aspects of game management and maintenance,

•	providing customer service and trouble-shooting,

•	maintaining network security and providing back-up for game data and software, and

•	billing and collecting subscription fees from users and remitting royalty payments to us.
      Under the license arrangements, our overseas licensees may operate or publish other online games developed or offered by our competitors. Therefore, our overseas licensees may devote greater time and resources to marketing their proprietary games or those of our competitors than to ours.
      Our overseas licensees are responsible for complying with local laws, including obtaining and maintaining the requisite government licenses and permits. Failure by our overseas licensees to do so may have a material adverse effect on our business, financial condition and results of operations.
      Our overseas licensees are responsible for remitting royalty payments to us based on a percentage of sales from our games, after deducting certain expenses. We generally are advised by each of our licensees as to the amount of royalties earned by us from such licensee within 30 to 45 days following the end of each month. Online payment systems in China and certain other countries are still in a developmental stage and are not as widely available or used. Payment for online game services in these countries typically take the form of prepaid cards sold in Internet cafés, convenience stores and other distribution channels. Some of our overseas licensees rely heavily on a multilayer distribution and payment network composed of third party distributors for sales to, and collection of payments from, users. Failure by our licensees to maintain a stable and efficient billing, recording, distribution and payment collection network in these markets may result in inaccurate recording of sales or insufficient collection of payments from these markets and may materially and adversely affect our financial condition and results of operations.
      Our reliance on third parties that we do not control exposes us to certain risks that we would not encounter if we were to operate or distribute directly in such markets. If our overseas licensees fail to perform their contractual obligations or suffer from management or other problems in their businesses, our business operations in overseas markets and our ability to collect royalty payments from such markets may be materially and adversely affected. We may not be able to easily terminate our license agreements with our overseas licensees as these agreements do not specify particular financial or performance criteria that need to be met by our licensees. As our overseas licensees generally have the exclusive right to distribute our games in their respective markets typically for a term of two years, we may not be able to enter into a new license agreement in a particular country for the term of the agreement unless it is terminated earlier. In general, we may not unilaterally terminate our license agreements.

If we are unable to consistently develop, acquire, license, launch, market or operate commercially successful online games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected.
      In order to maintain our growth and profitability, we must continually develop or publish commercially successful new online games in addition to Ragnarok Online that will retain our existing users and attract new users. To date, we have acquired a controlling interest of a third party developer that develops R.O.S.E, from whom we used to have an exclusive license to distribute R.O.S.E. Online and are internally developing Requiem and Ragnarok Online 2, a sequel to Ragnarok Online. A game’s commercial success largely depends on appealing to the tastes and preferences of a critical mass of users as well as the willingness of such users to continue as paying subscribers after the completion of the free open beta testing stage, all of which are difficult to predict prior to a game’s development and introduction. Developing games internally requires substantial development costs, including the costs of employing skilled developers and acquiring or developing game engines which enable the creation of products with the latest technological features. In order to succeed, we must acquire, license or develop promising games at an acceptable cost and ensure technical support for the successful operation of such games. The online game publishing market is highly competitive and we may not be able to acquire or license promising games at an acceptable cost. In order to successfully distribute and operate a game, we also need a sizable game management and support staff, continued investment in technology and a substantial marketing budget. We cannot assure you that the games we develop or publish will be attractive to users or otherwise be commercially successful, launched as scheduled or able to successfully compete with games operated by our competitors. If we are not able to consistently develop, acquire, license, launch, market or operate commercially successful online games, we may not be able to generate enough revenues to offset our initial development, acquisition, licensing or marketing costs, and our future business, financial condition and results of operations will be materially and adversely affected.

We operate in a highly competitive industry and compete against many large companies.
      There are many companies in the world, including over 100 companies in Korea alone, that are dedicated to developing and/or operating online games. We expect more companies to enter the online game industry and a wider range of online games to be introduced in our current and future markets. Our competitors in the massively multiplayer online role playing game industry vary in size from small companies to very large companies with dominant markets shares such as NCsoft and Shanda. We also compete with online casual game and game portal companies such as NHN, Nexon and CJ Internet. In addition, we may face stronger competition from console game companies, such as Sony, Microsoft, Electronic Arts, Nintendo and Sega, many of which have announced their intention to expand their game services and offerings over broadband Internet. Many of our competitors have significantly greater financial, marketing and game development resources than we have. As a result, we may not be able to devote adequate resources to develop, acquire or license new games, undertake extensive marketing campaigns, adopt aggressive pricing policies or adequately compensate our or third-party game developers to the same degree as certain of our competitors.
      As the online game industry in many of our markets is relatively new and rapidly evolving, our current or future competitors may compete more successfully as the industry matures. In particular, any of our competitors may offer products and services that have significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than ours. In addition, any of our current or future competitors may be acquired by, receive investments from or enter into other strategic relationships with larger, longer-established and better-financed companies and therefore obtain significantly greater financial, marketing and game licensing and development resources than we have. Increased competition in the online game industry in our markets could make it difficult for us to retain existing users and attract new users, and could reduce the number of hours users spend playing our current or future games or cause us and our licensees to reduce the fees charged to play our current or future games. In some of the countries in which our games are distributed, such as Korea and Taiwan, growth of the market for online games has slowed while competition continues to be strong. If we are unable to compete effectively in our principal markets, our business, financial condition and results of operations could be materially and adversely affected.

We have a limited operating history, which may make it difficult for you to evaluate our business.
      We have a limited operating history upon which you can evaluate our business and prospects. Our business was established in April 2000 but Ragnarok Online was commercially introduced in August 2002. Our senior management and employees have worked together at our company for a relatively short period of time, including as a result of frequent changes in senior management to date. In addition, the online game industry, from which we derive substantially all of our revenues, is a relatively new industry. The first massively multiplayer online role playing game in Korea was developed and distributed by one of our competitors in 1996. Since then, only a limited number of companies have successfully commercialized such online games on an international scale. You must consider our business prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving industry. We may not be able to successfully address these risks and difficulties, which could materially harm our business, financial condition and results of operations.

Rapid technological change may adversely affect our future revenues and profitability.
      The online game industry is subject to rapid technological change in areas including hardware, software and content programming. We need to anticipate the emergence of new technologies and games, assess their likely market acceptance, and make substantial game development and related investments. In addition, new technologies in online game programming or operations could render our current or future games obsolete or unattractive to our subscribers, thereby limiting our ability to recover game-related development, acquisition or licensing costs and potentially materially and adversely affecting our business, financial condition and results of operations.

If we fail to retain and hire skilled and experienced game developers or other key personnel in order to design and develop new online games and additional game features, we may be unable to achieve our business objectives.
      In order to meet our business objectives and maintain our competitiveness in the future, we will need to continue to attract and retain skilled and experienced online game developers and other key personnel. We rely on the collective efforts of our game development teams led by the following officers: (i) for Ragnarok Online, Jae Woo Ahn, Min Soo Lee, Sang Gil Hong, Myung Shin Lee and Dae Hee Chung, (ii) for Ragnarok Online II, Young Woo Park, Shin Seok Kang, Suk Ho Chung and Byung Chan Hwang, (iii) for Requiem, Sang Jin Woon, Yong Ho Chang, Yong Kang, Sang Chin Park and Ju Young Roh, and (iv) for overall art direction and graphics of all of our games, Joon Ho Jeong and Myoung-Jin Lee. While certain of our current senior technical officers or staff members are bound by non-competition agreements for six months after termination of employment with us, since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain or replace key personnel. Since our inception in April 2000, our chief executive officer has changed on five occasions and several other executive officers have also changed. In addition, as we are still a relatively young company and our business has grown rapidly since our establishment, at times our ability to train and integrate new employees into our operations may not meet the growing demands of our business.

Undetected programming errors or flaws in our games could harm our reputation or decrease market acceptance of our games, which would materially and adversely affect our results of operations.
      Our current and future games may contain errors or flaws, which may become apparent only after their release. In addition, our online games are developed using programs and engines developed by and licensed from third party vendors, which may include programming errors or flaws over which we have no control. If our users have a negative experience with our games related to or caused by undetected programming errors or flaws, they may be less inclined to continue or resume subscriptions for our games or recommend our games to other potential users. Undetected programming errors and game defects can also harm our reputation, cause our users to cease playing our games, divert our resources or delay market acceptance of our games, any of which could materially and adversely affect our business, financial condition and results of operations.

Unexpected network interruptions, security breaches or computer virus attacks could harm our business.
      Any failure to maintain satisfactory performance, reliability, security and availability of our network infrastructure, whether maintained by us or by our overseas licensees, may cause significant harm to our reputation and our ability to attract and maintain users. Major risks relating to our network infrastructure include:

•	any breakdowns or system failures, including from fire, flood, earthquake, typhoon or other natural disasters, power loss or telecommunications failure, resulting in a sustained shutdown of all or a material portion of our servers;

•	any disruption or failure in the national or international backbone telecommunications network, which would prevent users in certain countries in which our games are distributed from logging onto or playing our games for which the game servers are all located in other countries; and

•	any security breach caused by hacking, loss or corruption of data or malfunctions of software, hardware or other computer equipment, and the inadvertent transmission of computer viruses.
      From time to time, we detect users that gain an unfair advantage by modifying Ragnarok Online execution files saved on the users’ computers to facilitate progression of game characters. Unauthorized character manipulation may negatively impact the image and users’ perception of Ragnarok Online and could limit our growth. In addition, the number of Ragnarok Online users may be reduced since the deletion of unauthorized character enhancements requires the affected users to restart with a new character at the beginner level and may cause them to cease playing Ragnarok Online.
      Any of the foregoing factors that could interrupt the availability of our games or deteriorate the actual or perceived quality of access to our games, which could reduce our users’ satisfaction and harm our business.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.
      We regard our copyrights, service marks, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of the intellectual property used in our business, whether owned by us or licensed to us, may materially and adversely affect our business and reputation.
      We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. For example, in April 2003 we discovered that the server-end software of Ragnarok Online was unlawfully released into Korea, China and the United States. The software piracy enabled unauthorized third parties to set up local server networks to operate Ragnarok Online, which may have resulted in a diversion of a significant number of paying subscribers. Since then, we have designated certain employees to be responsible for detecting these illegal servers and reporting them to the relevant enforcement authority in Korea in charge of crimes on the Internet. In overseas markets, we cooperate with and rely on our overseas licensees to seek enforcement actions against operators of illegal free servers. We may incur considerable costs in the future to remedy software piracy and to enforce our rights against the operators of unauthorized server networks.
      The validity, enforceability, enforcement mechanisms and scope of protection of intellectual property in Internet-related industries are uncertain and evolving. In particular, the laws and enforcement procedures of Korea, Japan, Taiwan, Thailand, China and certain other countries in which our games are distributed are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

We may be subject to future intellectual property rights claims, which could result in substantial costs and diversion of our financial and management resources.
      We cannot be certain that our online games do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially disrupt the conduct of our business.
      Certain of our employees were recruited from other online game developers, including certain of our current or potential competitors. To the extent these employees have been and are involved in the development of our games similar to the development in which they have been involved at their former employers, we may become subject to claims that such employees or we have improperly used or disclosed trade secrets or other proprietary information. Although we are not aware of any pending or threatened claims of this type, if any such claims were to arise in the future, litigation or other dispute resolution procedures might be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources.

The discontinuation of any of the preferential tax treatments currently available to us in Korea could materially and adversely affect our business, financial condition and results of operations.
      Under Korean law and regulations, a small- and medium-sized venture company may be entitled to enjoy a preferential tax treatment from the Korean government in the form of a 50% reduction in corporate income tax rates for the year in which it first generates taxable income and the following five years if such company satisfies a number of financial and non-financial criteria, including the maintenance of its status as a designated venture company. In 2003, when we first generated taxable income, we qualified for the preferential tax treatment and enjoyed the 50% reduction in corporate income tax rates. In 2004, we also qualified for this preferential treatment and our applicable corporate income tax rate (including resident surtax) was 14.85% after the 50% reduction. A company that engages in data processing or computer related businesses, including us, may qualify as a small- and medium-sized enterprise under the Framework Act on Small- and Medium-Sized Enterprises if, among other things, (i) we hire less than three hundred full-time employees or (ii) our total revenue does not exceed W30 billion (US$29 million). In 2004, we failed to satisfy both of these tests. However, even if a company fails to satisfy both of the preceding requirements, it will continue to enjoy its status as a small-and medium-sized enterprise for the following three years so long as that company neither (x) merges into, nor consolidates with, another company nor (y) becomes an affiliate of certain large enterprises. Accordingly, we will continue to qualify as a small- and medium-sized company through 2007 if we do neither of those things. However, after 2004, we may not be able to qualify for the preferential tax treatment because our status as a designated venture company is subject to renewal in 2005 and there is no guarantee that we will so qualify based on the non-financial criteria, which involve a relatively subjective determination by the regulatory authority as to whether we possess a “superior innovative technological ability”. A designated venture company, including us, must qualify every two years based on the evaluation described above. Accordingly, our tax rate may increase substantially. The discontinuation of this preferential tax treatment could materially and adversely affect our net income. See Item 5.A. “Operating Results — Overview — Income tax expenses”.

Our limited resources may affect our ability to manage our growth.
      Our growth to date has placed, and the anticipated further expansion of our operations will continue to place, a significant strain on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to develop and improve our financial and management controls as well as our reporting systems and procedures, which will especially be the case since we have become a public company after our initial public offering in February 2005. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.

We may not be able to successfully implement our growth strategies.
      We are pursuing a number of growth strategies, including the following:

•	distributing games developed in-house,

•	publishing games acquired from third parties or developed by third parties through licensing arrangements,

•	offering our games in countries where we currently have little or no presence,

•	expanding into games offered over other platforms, such as game consoles,

•	taking advantage of our popular online games to strengthen our other lines of businesses, such as mobile games, animation and character merchandising, and

•	selectively pursuing acquisitions of, investments in, or joint ventures with, game development companies, technologies and personnel that are complementary to our existing business if the opportunity arises.
      We cannot assure you that we will be successful in any of these strategies. Some of these strategies relate to new services or products for which there are no established markets, or in which we lack experience and expertise. Our growth potential in many of the markets in which Ragnarok Online is currently distributed or which we intend to enter may be limited since the penetration rate for personal computers is relatively low and the cost of Internet access relative to the per capita income is higher in such markets when compared to some of our principal markets such as Korea and Japan. If we decide to pursue acquisitions, investments or joint ventures to achieve growth, the success of such acquisitions, investments or joint ventures will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract and reach agreement with acquisition candidates or joint venture partners on commercially reasonable terms, and the availability of financing to complete such acquisitions, joint ventures or investments. In certain cases, we may have liabilities that exceed the percentage of our investments, including our interest in a joint venture and may be bound by the decisions of our joint venture partners or other controlling shareholders of our investee companies that we do not necessarily agree with. We cannot be certain that any particular acquisition, investment or joint venture will produce the intended benefits on a timely basis or at all. For example, in May 2003, we invested W1 billion in cash in an online game portal business. Due to poor performance by the investee company, we sought to nullify the investment arrangement in December 2003 and recovered W223 million in cash and recorded the remaining W777 million as an impairment loss. In addition, we may not be able to renew licenses from our licensors at an acceptable cost in a timely manner or at all or obtain from the licensors the technical support necessary for the satisfactory operation of these games. If we are unable to successfully implement our growth strategies, our revenues, profitability and competitiveness may be materially and adversely affected.

We have limited business insurance coverage in Korea.
      The insurance industry in Korea is still at an early stage of development. In particular, Korean insurance companies offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in Korea. In 2003 and 2004, we derived 38.8% and 21.0% of our total revenues from Korea, respectively. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of our resources.

We may be required to take significant actions that are contrary to our business objectives in order to avoid being deemed an investment company as defined under the Investment Company Act of 1940, as amended.
      Generally, the Investment Company Act provides that a company is not an investment company and is not required to register under the Investment Company Act as an investment company if:

•	the company is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities, and

•	40% or less of the fair market value of the company’s assets is represented by investment securities.

      We believe that we are engaged primarily and directly in the businesses of providing online game services, that less than 40% of the fair market value of our assets is represented by investment securities and, consequently, that we are not an investment company as that term is defined under the Investment Company Act. However, in the future we may be required to take actions to avoid the requirement to register as an investment company, such as shifting a significant portion of our long- and short-term investment portfolio into low-yielding bank deposits or other short-term securities which are not considered to be investment securities due to their liquidity and certain other characteristics. These types of investments may reduce the amount of interest on other income that we could otherwise generate from our investment activities. In addition, we may need to acquire additional income or loss generating assets that we might not otherwise have acquired or forego opportunities to acquire minority interests in companies that could be important to our strategy.
      The Investment Company Act also contains regulations with respect to investment companies, including restrictions on their capital structure, operations, transactions with affiliates and other matters which would be incompatible with our operations. If we were to be deemed an investment company in the future, we would, among other things, effectively be precluded from making public offerings in the United States. We could also be subject to administrative or legal proceedings and, among other things, contracts to which we are a party might be rendered unenforceable or subject to rescission.

We may be considered a passive foreign investment company, which could lead to additional taxes for you.
      Based upon the nature of our business activities, we may be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax law and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically for any taxable year, we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in the taxable year is passive income or (ii) the average percentage of our assets by value in the taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our common shares or ADSs, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering in February 2005. Based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC in 2005, or believe that we were a PFIC in 2004, and we do not expect to become one in the future. However, the determination of whether we are a PFIC is made annually and it is possible that we may become a PFIC in 2005 or any future taxable year due to changes in our asset or income composition. If we are a PFIC for any taxable year during which you hold our ADSs or shares, you could be subject to adverse U.S. tax consequences. See Item 10.E. “Taxation — U.S. federal income and estate tax considerations — Passive foreign investment companies”.

We and our auditors have identified certain material weaknesses in our internal controls and if we fail to achieve and maintain an effective system of internal controls, we may be unable to accurately report our financial results or reduce our ability to prevent or detect fraud, and investor confidence and the market price of our ADSs may be adversely affected.
      Prior to our initial public offering in the United States, we were a non-public company incorporated in Korea and thus have traditionally reported our financial statements under Korean GAAP. As a result, we were subject only to minimum corporate governance and reporting standards applicable to unlisted companies in Korea. In the process of converting from a non-public company in Korea to a public company in the US, we have discovered areas of our internal controls and reporting that need improvement. As examples, our expertise in U.S. GAAP reporting is limited and our current enterprise accounting system is configured to report financial results in Korean GAAP and has not yet been customized to support U.S. GAAP reporting. As a result, in connection with the preparation of financial statements under U.S. GAAP, we have used external consultants to assist us in the preparation of financial statements and have had to use certain manual procedures in preparing our financial statements. In connection with their audit of our financial statements prepared under U.S. GAAP, our independent registered public accountants identified certain material weaknesses (as defined under standards established by the Public Company Accounting Oversight Board) in our finance team’s ability to support the financial reporting requirements of a U.S. registrant. As a result of, among other things, the complexity of our business and the related accounting effects, the significant growth in our business and shortage in staffing of qualified accounting personnel, our independent accountants have specifically referenced the following areas:

•	our knowledge of general accounting and specific U.S. GAAP issues and our lack of internal accounting resources and reliance on external resources for accounting, U.S. GAAP, advice and bookkeeping support; and

•	our reliance on spreadsheet programs, which are generally more prone to errors due to the absence of effective controls over such spreadsheet access and use, to perform consolidation and prepare U.S. GAAP financial statements.
      Our management and audit committee are currently executing plans to improve the identified weaknesses in internal controls through efforts to hire personnel with appropriate levels of U.S. GAAP experience and accounting expertise and engaging outside resources to upgrade our enterprise reporting system to support U.S. GAAP reporting. However, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. As we are now subject to the reporting and other obligations under U.S. federal securities laws, including the Sarbanes-Oxley Act of 2002, we are subject to more stringent obligations than those applicable to unlisted companies in Korea. If we fail to create an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.
Risks related to our regulatory environment

Our operations are subject to the regulation of the Internet in certain of the countries in which our games are distributed, such as Korea, China, Taiwan, Japan and Thailand, the impact of which is difficult to predict.
      The regulatory and legal regimes in nearly all of the countries in which our games are distributed have yet to establish a sophisticated set of laws, rules or regulations designed to regulate, among other things, the social, political and financial risks relating to the online game industry. However, in many of our key markets, such as Korea, China, Taiwan and Thailand, the legislators and regulators have, either through public announcements or press releases, indicated their intention to implement laws, rules or regulations regulating and restricting this industry, which include laws or regulations relating to issues such as user privacy, defamation, pricing, advertising, taxation, promotions, financial market regulation, consumer protection, content regulation, quality of products and services, and intellectual property ownership and infringement that may directly or indirectly impact our activities. In some of these countries, distribution of information over the Internet and electronic commerce are currently under legal and regulatory review. Other countries in which our games are distributed or which we intend to enter may adopt similar laws and regulations. The impact of such laws and regulations on our business and results of operations is difficult to predict. However, as we might unintentionally violate such laws or such laws may be modified and new laws may be enacted in the future, any such developments, or developments stemming from enactment or modification of other laws, could increase the costs of regulatory compliance, force changes in business practices or otherwise have a material adverse effect on our business and results of operations.

Our online games may be subject to governmental restrictions or rating systems, which could delay or prohibit the release of new games or reduce the existing and potential range of our user base.
      Legislation is periodically introduced in many of the countries in which our games are distributed to establish a system for protecting consumers from the influence of graphic violence and sexually explicit materials contained in various types of games. For instance, Korean law requires online game companies to obtain rating classifications and implement procedures to restrict the distribution of online games to certain age groups. Similar mandatory rating systems and other regulations affecting the content and distribution of our games have also been adopted or are under review in Taiwan, China, the United States and other markets for our online games. In Thailand, the Thai government has strengthened regulations by setting restricted hours for children under 18 years of age and may introduce additional measures for regulating online game operators. For example, a government minister recently announced a plan to impose additional taxes on online game operators. In the future, we may be required to modify our games or alter our marketing strategies to comply with new governmental regulations or new ratings assigned to our current or future games that may call for restrictions or modifications to our game content or features, which could delay or prohibit the release of new games or upgrades and reduce the existing and potential range of our user base. Moreover, uncertainties regarding governmental restrictions or rating systems applicable to our business could give rise to market confusion, thereby materially and adversely affecting our business.

The legal systems in some of the countries where our games are distributed have uncertainties which could limit the legal protections available to us.
      The laws, regulations and legal requirements in many of the countries in which our games are distributed are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us. We cannot predict the effect of future developments in the legal systems in these countries, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. If the cost of regulatory compliance increases for our licensees as a result of regulatory changes, our licensees may in the future seek to reduce royalties and license fees, which may materially and adversely affect our licensee’s business and our results of operations and financial condition.

If the ROC Consumer Protection Commission imposes additional regulatory burdens on our licensee in Taiwan, our licensee in Taiwan may require us to reduce the license fee or royalties, or share the cost of regulatory compliance.
      In 2003 and 2004, we derived 20.3% and 23.8% of our total revenues from our licensee in Taiwan. As a result of increasing disputes between the online game companies and consumers in Taiwan, the ROC Consumer Protection Commission of the Executive Yuan may promulgate certain standard provisions that must be included in a consumer contract that online game companies must use in order to operate or a model consumer contract that online game companies are encouraged to adopt. If these standard provisions or model consumer contract are implemented, the cost of regulatory compliance may significantly increase for our Taiwanese licensee. Our Taiwanese licensee may in the future seek to reduce royalties and license fees, which may materially and adversely affect our licensee’s business and our results of operations and financial condition.

Our business may be adversely affected by complexities, uncertainties and changes in law and regulations of China regulating Internet companies and businesses operating in China, including those related to online games.
      In 2003 and 2004, we derived 4.2% and 4.1% of our total revenues from our licensee in China. The Chinese government, through various regulatory authorities, heavily regulates the Internet sector, which includes the online game industry. These laws and regulations include the following:

•	restrictions on content on the Internet, including restriction on distribution of online games containing content that purports to propagate obscenity, gambling or violence, instigate crime, undermine public morality or the cultural traditions of China, or compromise state security or secrets;

•	license and permit requirements for companies in the Internet industry, including for importing and operating online games, from various regulatory authorities; and

•	restrictions on and supervision of Internet cafés, including closing of unlicensed Internet cafés and requiring installation of security software to prevent access to subversive sites.
      In addition, there are uncertainties in the interpretation and application of existing Chinese laws, regulations and policies regarding the businesses and activities of Internet companies and businesses in China, including those related to our online games. Any violations of the foregoing laws and regulations as well as other laws and regulations to be introduced in the future could materially and adversely affect the business and results of operations of our Chinese licensee and us.

Restrictions on currency exchange in certain of the countries in which our games are distributed may limit our ability to receive and remit revenues effectively.
      The governments in certain countries, including Taiwan, Thailand and China, in which our games are distributed, impose controls on the convertibility of the local currency into foreign currencies and, in some cases, the remittance of currency outside of their countries. Under current foreign exchange control regulations, shortages in the availability of foreign currency may restrict the ability of our overseas licensees to pay license fees and royalties to us in U.S. dollars. Restrictions on our ability to receive license fees, royalties and other payments from our overseas licensees would adversely affect our financial condition and liquidity.

Restrictions on currency exchange in Korea in certain emergency circumstances may limit our ability to utilize effectively revenues generated in the Korean Won to fund our business activities outside Korea or expenditures denominated in foreign currencies.
      The existing and any future restrictions on currency exchange in Korea, including Korean exchange control regulations, may restrict our ability to convert the Korean Won into foreign currencies under certain emergency circumstances, such as an outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances, difficulties in Korea’s international balance of payments and international finance and obstacles in carrying out currency policies, exchange rate policies and other macroeconomic policies of Korea. Such restrictions may limit our ability to utilize effectively revenues generated in the Korean Won to fund our business activities outside Korea or expenditures denominated in foreign currencies.

Adverse changes in the withholding tax rates in the countries from which we receive license fees and royalties could adversely affect our net income.
      To the extent we derive revenues from countries other than Korea, we may be subject to income withholding in those countries. Income tax expenses include such withholding taxes. Withholding of such taxes is done by our overseas licensees at the current withholding rates in such countries. To the extent Korea has a tax treaty with any such country, the withholding rate prescribed by such tax treaty may apply. Under the Corporation Tax Law of Korea, we are entitled to, and recognize, a tax credit computed based on the amount of income withheld overseas when filing our income tax return in Korea, up to a limited amount. Accordingly, the amount of taxes withheld overseas may be offset against tax payable in Korea. Adverse changes in tax treaties between Korea and the countries from which we receive license fees and royalties, in the rate of withholding tax in the countries in which our games are distributed or in Korean tax law enabling us to recognize tax credits for taxes withheld overseas could adversely affect our net income.
Risks related to our market environment

Our businesses may be adversely affected by developments affecting the economies of the countries in which our games are distributed.
      Our future performance will depend in large part on the future economic growth of our key markets. Adverse developments in such markets may have an adverse effect on the number of our subscribers and results of operations, which could have a material adverse effect on our business.
      A deterioration in the economies of the countries in which our games are distributed can also occur as a result of a deterioration in global economic conditions. The worldwide economy has experienced periods of economic weakness since the beginning of 2001, which has been exacerbated by the terrorist attacks in the United States on September 11, 2001, recent developments in the Middle East, including the war in Iraq and terrorist attacks and threats across the globe (including Korea), rising oil prices and the economic impact of Severe Acute Respiratory Syndrome, or SARS, a highly contagious form of atypical pneumonia. In addition, if investors perceive that there is a crisis in the region, such as due to SARS or economic difficulties similar to those that Asian economies experienced in the late 1990s, companies and economies in that region may be adversely effected irrespective of their economic soundness.

      Any future deterioration in global economic conditions, or a significant adverse change in politics and economies in Asia or a loss of investor confidence in the financial systems of emerging and other markets could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in exchange rates could result in foreign currency exchange losses.
      In 2004, approximately 79.0% of our revenues were denominated in foreign currencies, primarily in the U.S. dollar and the Japanese Yen. In most of the countries in which our games are distributed, other than the United States, Japan and Europe, the revenues generated by our licensees in those markets are denominated in local currencies, which include the NT dollar, the Baht and the Renminbi. Depreciation of these local currencies against the U.S. dollar will result in reduced license fees and monthly royalty payments in U.S. dollar terms and may materially and adversely affect our financial condition and results of operations.
      While we receive our monthly royalty revenues from our overseas licensees in foreign currencies, primarily the U.S. dollar, the Japanese Yen and the Euro, substantially all of our costs are denominated in the Korean Won. Our financial statements are also prepared and presented in the Korean Won. We receive monthly royalty payments from our overseas licensees based on a percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. We generally receive these royalty payments 20 to 30 days after such record date (except in Europe, where such payments are received up to 45 days after the record date). Appreciation of the Korean Won against these foreign currencies during this period will result in foreign currency losses that may materially and adversely affect our financial condition and results of operations.
      To date, we have not engaged in any foreign currency hedging activities to reduce our exposure to exchange rate fluctuations. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost-effective manner or at all.
Risks related to specific countries in which our products are distributed
      We are incorporated and headquartered in Korea, and derived 21.0% of our revenues in 2004 from our operations in Korea. In addition, in 2004, we derived an aggregate of 64.6% of our revenues from Japan, Taiwan, Thailand and China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political, legal and regulatory conditions and developments in these countries.

Slow growth or contractions in the Internet café industry in Korea may affect our ability to target a core group of potential users.
      According to the 2004 report issued by the Korean Game Development and Promotion Institute, or KGDI, the number of active Internet cafés in Korea has declined since 2002. Intensifying competition and more widespread availability of personal computers, or PCs, in homes in Korea could trigger further declines in the number of Internet cafés. Future reductions in the number of Internet cafés operating in Korea could adversely affect our ability to target a core group of potential users.

Increased tensions with North Korea could adversely affect us.
      Relations between Korea and North Korea have been tense over most of Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea. The level of tension between Korea and North Korea, as well as between North Korea and the United States, has increased as a result of North Korea’s admission in October 2002 to the maintenance of a nuclear weapons program in breach of the peace accord executed in October 1994. In response, the United States, Japan, Korea and the European Union (which became party to the 1994 accord in November 2002) decided to suspend shipments of oil to North Korea called for by the 1994 accord and reiterated their demands for the dismantling of North Korea’s nuclear weapons program. Following the suspension of oil shipments, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, or IAEA, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear

Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February and June 2004, six-party talks were held in Beijing, China. In June 2004, the third round of the six-party talks resumed in Beijing, which ended with an agreement by the parties to hold further talks by the end of September 2004, which failed to take place as planned due to North Korea’s refusal to participate.
      In February 2005, North Korea announced that it possesses nuclear weapons and that it is suspending indefinitely its participation in the six-party talks. Since then, various efforts have been made to pressure North Korea to resume participation in the six-party talks, with little success. In April 2005, tensions increased due to rising suspicions that North Korea is preparing to engage in nuclear testing and allegations that North Korean nuclear weapons material had been sold to Libya. In May 2005, two senior U.S. officials met with North Korean diplomats in “working-level contact” (a term that refers to diplomatic contact below the highest levels) in an effort by the United States to bring North Korea back to the negotiation table. On June 11, 2005, South Korean President Roh Moo-hyun met with US President George W. Bush in Washington and they confirmed that the nuclear issue of North Korea should be settled in a peaceful manner. Recently, North Korean leader Mr. Kim Jong-il reportedly expressed its intention to rejoin the international nuclear disarmament negotiations on conditions, among others, that the United States take measures to show respect to North Korea.
      There can be no assurance that the level of tensions will not escalate, as has frequently happened in the past. Any further increase in tensions, which may occur, for example, if military hostilities break out, could hurt our business, financial condition and results of operations.

Disruptions in Taiwan’s political environment could seriously harm our business and operations in Taiwan.
      The government of China asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the government of Taiwan. The government of China has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or a foreign power interferes in Taiwan’s internal affairs. On December 31, 2003, the Republic of China Referendum Law was promulgated allowing referenda on a range of issues to be proposed and voted upon. The law allows a referendum on key constitutional issues in the event that Taiwan comes under military attack from a foreign power and its sovereignty is threatened. On March 19, 2004, Taiwan’s incumbent president was injured in an assassination attempt, and the next day narrowly won a majority of votes in Taiwan’s presidential election. The incumbent president was sworn into office for a second term on May 20, 2004 after a vote recount resulting from a legal challenge to the election results filed by the opposition party. The High Court of Taiwan ruled in two different lawsuits against the opposition party in November and December 2004, against which the opposition party appealed. In June 2005, the Supreme Court of Taiwan ruled in one of the lawsuits against the opposition party and such judgment is final and conclusive. The other lawsuit is still pending with the Supreme Court of Taiwan. In 2003 and 2004, we derived 20.3% and 23.8% of our total revenues from our licensee in Taiwan. Deteriorations in the relationship between Taiwan and China and other factors affecting Taiwan’s political environment may materially and adversely affect our Taiwanese licensee’s business and our results of operations.

The economic, political and social conditions, as well as government policies in China, could adversely affect our operations in China.
      In 2003 and 2004, we derived 4.2% and 4.1% of our total revenues from our licensee in China, respectively. While the Chinese economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us or our licensees.

      The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.
Risks Relating to Our American Depositary Shares

Mr. Jung Ryool Kim, one of our executive directors and our largest shareholder, has substantial control over us and can delay or prevent a change in corporate control.
      As of June 29, 2005, Mr. Jung Ryool Kim, one of our executive directors and our largest shareholder, beneficially owned, in the aggregate, approximately 48.9% of our outstanding common shares. As a result, Mr. Kim can exert significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This voting power can delay or prevent an acquisition of us on terms that other shareholders may desire. Mr. Kim also has the power to prevent or cause a change in control. In addition, the rights of minority shareholders and the fiduciary obligations of directors and majority shareholders in Korea may not be as extensive as those in the United States, and the ability to assert shareholder rights may be comparatively limited. Mr. Kim owns our corporate headquarters building which we lease from him.

The public shareholders of our ADSs may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.
      Our corporate affairs are governed by our articles of incorporation and by the laws and regulations governing Korean corporations. The rights and responsibilities of our shareholders and members of our board of directors under Korean law may be different from those that apply to shareholders and directors of a U.S. corporation. For example, minority shareholder rights afforded under Korean law often require the minority shareholder to meet minimum shareholding requirements in order to exercise certain rights. Under applicable Korean law, a shareholder must own at least (i) one percent of the total issued shares to bring a shareholders’ derivative lawsuit, (ii) three percent to demand an extraordinary meeting of shareholders, demand removal of directors or inspect the books and related documents of a company, (iii) ten percent to apply to the court for dissolution if there is gross improper management or a deadlock in corporate affairs likely to result in significant and irreparable injury to the company or to apply to the court for reorganization in the case of an insolvency and (iv) 20 percent to block a share exchange approved only by a board resolution. In addition, while the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a U.S. corporation. Although the concept of “business judgment rule” exists in Korea, there is insufficient case law or precedent to provide guidance to the management and shareholders as to how it should be applied or interpreted in a particular circumstance. Holders of our ADSs may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholder than they would as shareholders of a U.S. corporation.

Any dividends paid on our common shares will be in the Korean Won and fluctuations in the exchange rate between the Won and the U.S. dollar may affect the amount received by you.
      If and when we declare cash dividends, the dividends will be paid to the depositary for the ADSs in Won and then converted by the depositary into U.S. dollars in connection with the deposit agreement. Fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the U.S. dollar amounts you will receive from the depositary as dividends. Holders of ADSs may not receive dividends if the depositary does not believe it is reasonable or practicable to do so. In addition, the depositary may collect certain fees and expenses, at the sole discretion of the depositary, by billing the holders of ADSs for such charges or by deducting such charges from one or more cash dividends or other cash distributions from us to be distributed to the holders of ADSs.

Your ability to deposit or withdraw common shares underlying the ADSs into and from the depositary facility may be limited, which may adversely affect the value of your investment.
      Under the terms of our deposit agreement, holders of our common shares may deposit such shares with the depositary’s custodian in Korea and obtain ADSs, and holders of our ADSs may surrender the ADSs to the depositary and receive our common shares. However, to the extent that a deposit of common shares exceeds the difference between:

•	the aggregate number of common shares we have consented to be deposited for the issuance of ADSs (including deposits in connection with offerings of ADSs and stock dividends or other distributions relating to ADSs); and

•	the number of common shares on deposit with the custodian for the benefit of the depositary at the time of such proposed deposit, such common shares will not be accepted for deposit unless (i) our consent with respect to such deposit has been obtained or (ii) such consent is no longer required under Korean laws and regulations or under the terms of the deposit agreement.
      Under the terms of the deposit agreement, no consent is required if the common shares are obtained through a dividend, free distribution, rights offering or reclassification of such shares. Under the terms of the deposit agreement, we have consented to any deposit, provided that such deposit may be made only after 180 days from February 8, 2005, the date of our initial offering, to the extent that, after the deposit, the aggregate number of deposited common shares does not exceed 3,552,229 common shares (including common shares sold in the form of ADSs), or any greater number of common shares we determine from time to time (i.e., as a result of a subsequent offering, stock dividend or rights offer), unless the deposit is prohibited by applicable laws or violates our articles of incorporation; provided, however, that if the over-allotment option granted to the underwriters is exercised or in the case of any subsequent offer by us or our affiliates, the limit on the number of common shares on deposit shall not apply to such over-allotment or offer and the number of common shares issued, delivered or sold pursuant to the over-allotment or offer (including common shares in the form of ADSs) shall be eligible for deposit under the deposit agreement, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or, in the case of any subsequent offer by us or our affiliates, we determine with the depositary to limit the number of common shares so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity of the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional common shares. As a result, if a holder surrenders ADSs and withdraws common shares, it may not be able to deposit the common shares again to obtain ADSs.

You may not be able to exercise preemptive rights or participate in rights offerings and may experience dilution of your holdings.
      The Korean Commercial Code and our articles of incorporation require us to offer shareholders the right to subscribe for new common shares in proportion to their existing ownership percentages whenever new common shares are issued, except under certain circumstances as provided in our articles of incorporation.
      Such exceptions include offering of new shares:

•	through a general public offering,

•	to the members of the employee stock ownership association,

•	upon exercise of a stock option,

•	in the form of depositary receipts,

•	to induce foreign direct investment necessary for business in accordance with the Foreign Investment Promotion Act of Korea,

•	for the purpose of raising funds on an emergency basis,

•	as necessary for the inducement of technology, to certain companies under an alliance arrangement with us, or

•	by a public offering or subscribed for by the underwriters for the purpose of listing on the Korean public stock markets.
      Accordingly, if we issue new shares to non-shareholders based on such exception, a holder of our ADSs will be diluted. If none of the above exemptions is available under Korean law, we may be required to grant subscription rights when issuing additional common shares. However, under U.S. law, we would not be able to make those rights available in the United States unless we register the securities to which the rights relate or an exemption from the registration requirements of the U.S. Securities Act is available. Under the deposit agreement governing the ADSs, if we offer rights to subscribe for additional common shares, the depositary under the deposit agreement, after consultation with us, may make such rights available to you or dispose of such rights on behalf of you and make the net proceeds available to you or, if the depositary is unable to take such actions, it may allow the rights to lapse with no consideration to be received by you. The depositary is generally not required to make available any rights under any circumstances. We are under no obligation to file a registration statement under the Securities Act to enable you to exercise preemptive rights in respect of the common shares underlying the ADSs, and we cannot assure you that any registration statement would be filed or that an exemption from the registration requirement under the Securities Act would be available. Accordingly, you may not be entitled to exercise preemptive rights and may thereby suffer dilution of your interests in us.

You will not be treated as our shareholder and you will not have shareholder rights such as the voting rights of a holder of common shares.
      As an ADS holder, we will not treat you as one of our shareholders and you will not have the rights of a shareholder. Korean law governs shareholder rights. The depositary will be the shareholder of the common shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. Upon receipt of the necessary voting materials, you may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you only when we deliver them to the depositary with sufficient time under the terms of the deposit agreement. If there is a delay, we cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you may instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.

You would not be able to exercise dissent and appraisal rights unless you have withdrawn the underlying common shares from the depositary facility and become our direct shareholders.
      In some limited circumstances, including the transfer of the whole or any significant part of our business, our acquisition of a part of the business of any other company having a material effect on our business, our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares under Korean law. However, if you hold our ADSs, you will not be able to exercise such dissent and appraisal rights unless you have withdrawn the underlying common shares from the depositary facility and become our direct shareholder prior to the record date for the shareholders’ meeting at which the relevant transaction is to be approved.

We may amend the deposit agreement and the ADRs without your consent for any reason and, if you disagree, your option will be limited to selling the ADSs or withdrawing the underlying securities.
      We may agree with the depositary to amend the deposit agreement and the American depositary receipts, or ADRs, without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary, for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If you do not agree with an amendment to the deposit agreement or the ADRs, your option is limited to selling the ADSs or withdrawing the underlying securities. No assurance can be given that the sale of ADSs would be made at a price satisfactory to you in such circumstances. In addition, as of the date hereof, the common shares underlying the ADSs are not listed on any stock exchange in Korea. Your ability to sell the underlying common shares following withdrawal and the liquidity of the common shares may be limited.

You may be subject to Korean withholding tax.
      Under Korean tax law, if you are a U.S. investor, you may be subject to Korean withholding taxes on capital gains and dividends in respect of the ADSs unless an exemption or a reduction under the income tax treaty between the United States and Korea is available. Under the United States-Korea tax treaty, capital gains realized by holders that are residents of the United States eligible for treaty benefits will not be subject to Korean taxation upon the disposition of the ADSs. However, under the United States-Korea income tax treaty, the following holders are not eligible for such tax treaty benefits: (i) in case the holder is a United States corporation, if by reason of any special measures, the tax imposed on such holder by the United States with respect to such capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and 25% or more of the holder’s capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States and (ii) in case the holder is an individual, if such holder maintains a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and the holder’s ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or such holder is present in Korea for a period or periods of 183 days or more during the taxable year.

You may have difficulty bringing an original action or enforcing any judgment obtained outside Korea against us, our directors and officers or other offering participants, such as underwriters or experts, who are not U.S. persons.
      We are organized under the law of Korea, and all of our directors and officers reside in Korea. All or a significant portion of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us court judgments obtained in the United States that are predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. We have, however, irrevocably appointed an agent in New York to receive service of process in any proceedings in the State of New York relating to our ADSs. Notwithstanding the foregoing, there is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States.

ITEM 4.	INFORMATION ON THE COMPANY
4.A.     History and Development of the Company
History and Development of the Company
      We were incorporated as a company with limited liability under Korean law on April 4, 2000 under the legal name of GRAVITY Co., Ltd. In August 2002, we commercially launched Ragnarok Online, our first online game, in Korea. In 2002, 2003 and 2004, we made capital expenditures of W2.2 billion, W4.8 billion and W12.3 billion, respectively. In March 2003, we established GRAVITY Interactive, LLC, our wholly-owned subsidiary in the United States. In January 2004, we acquired 50% of the voting shares of GRAVITY Entertainment Corporation, formerly RO Production Co., Ltd., our subsidiary in Japan. In October 2004, we obtained from GungHo Online Entertainment Inc., then the other 50% shareholder of RO Production, their ownership interest in RO Production, which made GRAVITY Entertainment our wholly-owned subsidiary. RO Production changed its corporate name to GRAVITY Entertainment Corporation on February 5, 2005. In May 2005, we have entered into share purchase agreements to purchase an aggregate of 88% equity interest in Trigger Soft Corporation, which develops our R.O.S.E. Online game.
Capital Expenditures
      This table below sets forth for each year in the three-year period ending December 31, 2004 the amounts of capital expenditures (including capitalized interest) for purchases of property and equipment:

2002	2003	2004

(in billions of Won)
W2.2	W4.8	W12.3
4.B.     Business Overview
Overview
      We are a leading developer and distributor of online games in Japan, Taiwan and Thailand based on the number of peak concurrent users. We are based in Korea and our principal product, Ragnarok Online, is currently commercially offered in 20 markets, including Korea. Ragnarok Online recorded over 760,000 aggregate peak concurrent users and over 450,000 average concurrent users in the fourth quarter of 2004, and over 780,000 aggregate peak concurrent users and over 500,000 average concurrent users in the first quarter of 2005. We also offer a number of mobile games and license the merchandizing of characters-related products based on our online games. We intend to diversify our online game offering by developing online games internally and publishing additional online games developed by third parties. We also participated in the production of a televised animation series and intend to create other animation products for international distribution in the future.
      Except Korea, the United States and Canada, in all the countries in which Ragnarok Online is distributed, our overseas licensees handle marketing, operation, billing and customer service in consultation with us. Our license agreements generally have a term of two years. We rely, as a significant source of our revenue, on the initial license fees and the ongoing royalties from our overseas licensees. The ongoing royalties are based on a percentage of revenues generated by our overseas licensees from the subscription to Ragnarok Online in their respective markets. In Korea, we directly handle game operations while in the United States and Canada, our wholly-owned subsidiary, GRAVITY Interactive LLC, handles the operation.

      The graphs below illustrate, on a quarterly basis, the growth of aggregate peak concurrent users and average concurrent users of Ragnarok Online since August 1, 2002, the date it was commercially launched, on a combined basis as well as in each of our major markets.
Aggregate peak concurrent users(1) of Ragnarok Online per quarter in all markets
Average concurrent users(2) of Ragnarok Online per quarter in all major markets

Peak concurrent users(1)(3) of Ragnarok Online per quarter in Taiwan and
Hong Kong, Thailand, Japan, China, Korea and USA
Average concurrent users(2)(3) of Ragnarok Online per quarter in Taiwan and Hong Kong, Thailand, Japan, China and Korea

Notes:

(1)	The number of peak concurrent users in a given period for a country in which Ragnarok Online is commercially offered represents the highest number of users simultaneously logged on to our games’ servers during that period in that country. The aggregate monthly number of peak concurrent users is computed by adding the number of peak concurrent users for a given month in all of the countries in which Ragnarok Online is commercially offered. The aggregate number of peak concurrent users for any longer period represents the highest aggregate monthly peak concurrent user number within that given period. The number of peak concurrent users in a country (or in the case of Taiwan and Hong Kong, Malaysia and Singapore, or Germany, Austria, Switzerland, Italy and Turkey, in such group of countries) is determined on the basis of computer-generated data that shows the number of concurrent users for such country or group of countries, as applicable, at generally one-minute intervals. Within a given month, due to time differences and other factors, the exact point in time at which the peak number of concurrent users is reached may differ from country to country.

(2)	The number of average concurrent Ragnarok Online users in a given period represents the sum of the average number of concurrent users for that period in Korea, Japan, Taiwan/ Hong Kong, Thailand and China, the five key markets, in terms of revenue contribution from Ragnarok Online, in which it is commercially offered. The number of average concurrent users in a given period is computed by adding the monthly average number of concurrent users and dividing the total by the number of months in the same period. The monthly average number of concurrent users is computed by adding the daily average number of concurrent users during a given month and dividing the total by the actual number of days in that month. The daily average number of concurrent users is generally computed by adding the number of concurrent users selected in three-hour intervals (for example, the number of concurrent users at 12:00 am, 3:00 am, 6:00 am, 9:00 am, 12:00 pm, 3:00 pm, 6:00 pm and 9:00 pm on a given day) and dividing it by eight. In certain limited situations, for example, when our servers are down for maintenance or updates or when our monitoring server fails to maintain connection to our game servers, the number of our concurrent users at such time will appear as “zero”. We have adjusted the daily average number of concurrent users to remove this information from our computation. Within a given period, due to time differences and other factors, the exact points in time used to calculate the average number of concurrent users may differ from country to country.

(3)	We believe that the number of users simultaneously logged on in a given country provides meaningful information about our relative industry position in that country because the number of users simultaneously logged on to our game servers (i) represents a key online game industry benchmark, (ii) is reflective of our active customer base, and (iii) co-relates generally to revenues received for that game.
      The following table sets forth a breakdown of our revenues, including a country-by-country breakdown of our subscription revenues and royalties and license fees.

	Year Ended December 31,

	2002			2003					2004

	(In millions of Won and thousands of US$, except percentages)
Ragnarok Online revenues:
Subscriptions:
Korea	W	7,173	73.1%	W	16,186	US$	15,638	38.1%	W	12,725	US$	12,293	19.7%
United States(1)		137	1.4		2,374		2,292	5.7		3,528		3,408	5.5
Royalties and license fees:
Japan		826	8.4		9,008		8,703	21.2		16,818		16,248	26.1
Taiwan		1,253	12.8		8,526		8,237	20.1		14,233		13,750	22.1
Thailand		—	—		2,593		2,505	6.1		5,274		5,095	8.2
China		—	—		1,800		1,739	4.2		2,655		2,565	4.1
Others		—	—		877		847	2.1		5,256		5,078	8.2

Sub-total		2,079	21.2		22,804		22,031	53.7		44,236		42,736	68.7

Mobile games:		—	—		43		42	0.1		480		464	0.7
Character merchandising and other revenue:		427	4.3		1,024		989	2.4		3,471		3,353	5.4

Total revenues	W	9,816	100.0%	W	42,431	US$	40,992	100.0%	W	64,440	US$	62,255	100.0%

Note:

(1)	Includes subscriptions from Canada.

Strategy
      Our key strategic objective is to strengthen our competitive position and to be a leading developer and publisher of online games with a broad product offering and presence in multiple markets. Our business strategy consists principally of the following elements:

Maintain and strengthen our competitive position in online games
      We aim to maintain and strengthen the competitive position of our online games by continuing to upgrade game content and quality to satisfy user expectations. We, along with our overseas licensees, will continue to conduct marketing campaigns and online in-game events to increase the loyalty and playing time of our existing user and attract new users. We also plan to expand our game community by developing attractive community features and tools to enhance user interaction and loyalty. For instance, we plan to further update and enhance the content of our principal product, Ragnarok Online, generally on a quarterly basis. We also believe that our acquisition of the controlling ownership of Trigger Soft in May 2005 will enhance our ability to update and improve R.O.S.E. Online more timely and effectively. In addition, we plan to continue to provide dedicated customer service and technical support to provide our users with a stable game playing environment.

Continue to focus on international expansion
      We plan to continue the expansion and penetration of our products in new overseas markets. We are currently conducting open beta testing of Ragnarok Online in India and have entered into a license agreement to distribute Ragnarok Online in 14 countries in the Middle East and North Africa. In addition, we have entered into license agreements with operators in Japan, Taiwan, Hong Kong, Macao and the Philippines for the distribution of R.O.S.E. Online. We plan to maintain our existing relationships with online game operators in overseas markets and take advantage of our relationships to distribute other products and/ or obtain more favorable contractual terms. We also intend to focus on the operations of our overseas subsidiaries in Japan and the U.S. to enhance our presence in these key markets. We believe that further geographic diversification will contribute to the growth and stabilization of our revenue streams. As we evaluate our license agreements in these markets, we may selectively choose to operate directly in certain markets through our subsidiaries.

Enhance development of proprietary games and publication of licensed games
      We intend to offer a broader and more sophisticated game offering by developing and procuring additional games. We will continue to devote significant resources to the in-house development of our own games by hiring new talented development staff to augment our game development capabilities and to make additional investments in new technologies. We are currently developing Requiem and Ragnarok Online 2 and expect to commercialize Requiem by the first half of 2006 and commence open beta testing of Ragnarok Online 2 in 2006, respectively.
      Separately, we will also continue to focus on publishing online games licensed from third party developers by taking advantage of our strong game distribution capability. For example, in June 2005, we entered into an agreement with Sonnori Co., Ltd, a third-party game developer, to publish, market and offer a casual game portal, STYLIA. Under this agreement, we have the rights to publish games on STYLIA for five years in the overseas markets and for six months in Korea.

Taking advantage of our current products for revenue diversification and growth
      In order to continually diversify our revenue base, we intend to take advantage of our current products to expand into other related businesses, including mobile games, animation and game character-based merchandise businesses. We offer mobile games in Korea, Japan, Taiwan and the Philippines, based on game content that is derived from Ragnarok Online. We currently have an established mobile game business with nine active games and generated revenue of W480 million (US$464 thousand) from mobile games in 2004.

Our products
      We currently have four product lines: massively multiplayer online role playing games, mobile games, animation and character-based merchandise. Revenues from our principal product, Ragnarok Online, accounted for 97.5% of our revenue in 2003 and 93.9% of our revenue in 2004. We are seeking to diversify our revenue sources by offering additional massively multiplayer online role playing games and other products and services, including mobile games.

Massively multiplayer online role playing games
      Until recently, we commercially offered one massively multiplayer online role playing game, Ragnarok Online. In January 2005, we commercially launched another massively multiplayer online role playing game, R.O.S.E. Online. In addition, we are internally developing two other massively multiplayer online role playing games, Requiem and Ragnarok Online 2.
      To prepare for the commercial launch of a new game, we conduct “closed beta testing” for the game to eliminate technical problems, which is followed by “open beta testing” in which we allow registered users to play the game free of charge. During these testing periods, users provide us with feedback and our technical team addresses any technical problems and programming flaws that may compromise a stable and consistent game environment.
      A prospective user of our massively multiplayer online role playing games must first apply online to register as a member of a game’s online community by setting up a user account and password. After becoming a registered member, the user can download free of charge the user-end software from the game website. Once the game is officially downloaded, users must prepay to play our massively multiplayer online role playing games except during an open-beta testing period.
      The following table summarizes the massively multiplayer online role playing games that we are either currently offering or in the process of developing.

Massively multiplayer
online role playing game	Description	Game source	Date of commercial launch/testing

Ragnarok Online	Action adventure with 99 levels of skill upgrades, which features two-dimensional characters in three-dimensional backgrounds(1)	In-house developed	Commercial launch in August 2002
R.O.S.E. Online	Three-dimensional action adventure with seven independent storylines	Licensed from third party developer	Commercial launch in January 2005
Requiem	Three-dimensional action adventure	In-house developed	Currently in development with open beta testing with commercialization planned in the first half of 2006
Ragnarok Online 2	Three-dimensional sequel to Ragnarok Online	In-house developed	Currently in development with open beta testing planned in 2006

Note:

(1)	A game with such features is typically referred to as a 2.5 dimensional game.

Massively multiplayer online role playing games currently offered

— Ragnarok Online
      In developing Ragnarok Online, we obtained an exclusive license from Mr. Myoung-Jin Lee to use the storyline and characters from his cartoon titled “Ragnarok” for the production of online games, animation and character merchandising. In return, we paid Mr. Lee an initial license fee of W40 million and are required to pay royalties based on a percentage of adjusted revenues (net of value-added taxes and certain other expenses) or net income generated from the use of the Ragnarok brand, including the operation or licensing of Ragnarok Online. This agreement expires in January 2033.
      Ragnarok Online is an action adventure-based massively multiplayer online role playing game that combines cartoon-like characters, community-oriented themes and combat features in a virtual world within which thousands of players can interact with one another. Unlike games offered by many of our competitors, Ragnarok Online features cute, fantasy-based characters and is not centered around sexual and violent content. Furthermore, we believe that the highly interactive and community-oriented nature of Ragnarok Online, such as marriages and organization of guilds in cyberspace, are important to users who appreciate social interaction in a virtual setting.
      Other key features of Ragnarok Online include the following:

•	players may assume an ongoing role, or alter-ego, of a particular game character, each with different strengths and weaknesses. In Ragnarok Online, the user starts as a “novice” and undergoes training in a specialized mapped game zone to become familiar with the game features. Once that stage is completed, the user can choose from six basic characters, each with a distinct combination of different traits;

•	as each game character advances in challenge levels, the character can enter into a greater range of mapped game zones and morph into a more sophisticated game character in terms of game attributes and special powers;

•	Ragnarok Online characters may visually express the users’ mood and emotions by using emotive icons that appear within a bubble above the characters’ heads. We believe that this feature significantly expands the interface for user interaction and elevates the level of social reality of the game;

•	game features may be traded or sold within the game, and game characters may simulate real-life experiences such as marriage, group fights and joining a guild. In addition, players may communicate with each other through in-game chatting or instant messaging;

•	special events are held from time to time to stimulate community formations. For example, we periodically host “fortress raids” for which players are encouraged to organize themselves into a team to compete against other teams to capture a fortress within a set time; and

•	the game has no preordained ending and is designed to continuously evolve in terms of plots, mapped game zones and character attributes through enhancements from time to time.
      We believe Ragnarok Online is popular across broad demographic segments. For example, Ragnarok Online carries strong appeal among female as well as male users. The male-to-female ratio of the Ragnarok Online users, as of December 31, 2004, was approximately 66:34 in Korea. We believe that a significantly higher percentage of male users play our competitors’ games. We believe this trend is generally consistent in our overseas markets.
      We believe that the personal computer, or PC, configurations required to run Ragnarok Online are lower than or on par with many other competing massively multiplayer online role playing games, which we believe has facilitated our successful entry into and continued expansion of Ragnarok Online in many of the developing countries in which Ragnarok Online is distributed. As we were developing and preparing to launch Ragnarok Online in Korea and overseas markets, we carefully balanced perceived demand for sophisticated three-dimensional graphics with prevailing computer processing and graphics capabilities in such markets. Based on these considerations, we opted to launch Ragnarok Online based on a combination of two-dimensional characters with a three-dimensional background, which would require lower PC configurations than three-dimensional massively multiplayer online role playing games. The recommended minimum PC configuration for Ragnarok Online is a CPU of Pentium III 1.6 GHz, 256 MB RAM and a 32 MB graphic card. Ragnarok Online can be accessed through a dial-up modem as well as broadband Internet.

— R.O.S.E. Online
      We commenced open beta testing of our second massively multiplayer online role playing game, R.O.S.E. Online, in September 2004 and commercially launched it in January 2005. R.O.S.E. Online, a three-dimensional game, is the first online game developed by a third party that we published pursuant to an exclusive publishing license agreement. R.O.S.E. Online was developed by Trigger Soft Corporation, a Korean game developer with nearly ten years of experience in PC game development, in close coordination with our in-house game development team. The term of our exclusive publishing license under this agreement is for a five year period beginning in October 2003. Under this agreement, we have a right to sublicense R.O.S.E. Online to third parties, including our overseas licensees. In addition, we have a right to participate in the development or licensing of the games which will be developed by Trigger Soft. Of the seven episodes to be introduced for R.O.S.E. Online, three episodes are currently available and the remaining four episodes are expected to be added over time. In May 2005, we acquired the controlling ownership of Trigger Soft, which we believe will enhance our ability to update and improve R.O.S.E. Online more timely and effectively. In January and February 2005, we entered into arrangements with three licensees to distribute R.O.S.E. Online in Japan, Taiwan, Hong Kong, Macao and the Philippines. In addition, in June 2005, we entered into an arrangement with a licensee in Europe to distribute R.O.S.E. Online to the following 17 countries in Europe; United Kingdom, Norway, Sweden, Finland, Netherlands, Iceland, Gibraltar, Greece, Turkey, Cyprus, Malta, France, Belgium, Switzerland, Poland, Denmark and Luxemburg.

Massively multiplayer online role playing games to be offered in the future

— Requiem
      We are currently developing Requiem and plan to commercialize it in the first half of 2006. Unlike Ragnarok Online, we are designing Requiem to prominently feature user-to-user combat. In addition, we are using advanced game development engines for enhanced graphics and to capture the game’s speedy and streamlined action movements.

— Ragnarok Online 2
      We are currently developing Ragnarok Online 2 as a sequel to Ragnarok Online. We plan to commence its open beta testing in 2006. While the distinguishing features of Ragnarok Online 2 are still under consideration, we expect that it will continue in the tradition of the original Ragnarok Online, but in a more dynamic three-dimensional format.
Our mobile games
      As compared to massively multiplayer online role playing games, mobile games, which are played using mobile phones and other mobile devices, are easily playable and have shorter game playtime. Mobile games, due to such characteristics, provide less-experienced users with a means to become familiar with both game playing and the online game culture without making substantial commitments in terms of time and resources. As a result, we believe that mobile games will allow us to target a broader audience of users, help us expand the online game culture beyond Internet cafés and users’ homes and act as effective marketing tools to attract new users to our massively multiplayer online role playing games.
      We entered into the mobile game business in Korea in 2003. As of December 31, 2004, we offered nine mobile games in Korea, which can be played with mobile phones after downloading them from the mobile game platforms of telecommunications operators. In Japan and Taiwan, we have entered into agreements to offer seven mobiles games and currently offer two mobile games with game content based on Ragnarok Online. In the Philippines, we have entered into agreements to offer five mobile games and currently offer two mobile games with game content based on Ragnarok Online. We are currently negotiating arrangements to offer our mobile games in several other countries including Malaysia, Indonesia, Thailand and the United States.
      Users typically pay a per-download fee to the mobile telecommunication operator and then play the game for an indefinite period of time. We currently derive revenue from mobile games in the form of per-download fees in Korea. Pursuant to existing contracts, we expect to derive revenue from mobile games in the form of license fees and royalties from Japan, Taiwan and the Philippines. In Korea, the mobile telecommunications operators remit to us 81% to 86% of the download fees (net of charges). In 2004, our mobile games were downloaded approximately 300,000 times and generated W480 million (US$464 thousand) in revenues.

Our game-related products and services

Animation
      GRAVITY Entertainment, our Japanese subsidiary, entered into an agreement with G&G Entertainment INC. and three other Japanese media and entertainment companies for the production and distribution of 26 half-hour episode animation series based on the storyline and characters of our online game Ragnarok Online licensed from us. The series was broadcast on television in Korea, Japan, the Philippines and Indonesia. The series has also been exported to China, Taiwan, Hong Kong, Thailand, Malaysia and Singapore. We intend to expand the distribution of Ragnarok animation to other countries in North and South America, Europe and elsewhere in which Ragnarok Online is in service and create other animation products for international distribution. In addition to the potential revenue generated from the sale of broadcasting rights, videos, DVDs and Internet viewing, we believe that our animation products will enhance the brand recognition of Ragnarok Online and facilitate cross-selling of other products. Our revenues from our animation business were W1,093 million (US$1,056 thousand) in 2004.

Game character merchandising
      In order to take advantage of the commercial opportunities presented by the popularity generated by our games and game characters, we and our licensees have begun marketing dolls, fancy items and other character-based merchandise, as well as game manuals, monthly magazines and other publications, based on Ragnarok Online characters. We market the merchandise mostly through convenience stores where, in China and many Southeast Asian countries, pre-paid game cards for our games are sold.
      We have entered into arrangements with seven Korean vendors and five overseas vendors to license Ragnarok’s animation characters in Japan, Taiwan, Hong Kong, China, Thailand, the Philippines, Indonesia, Singapore and Malaysia. In 2004, the total amount of licensing fees from our contracts with Korean vendors was approximately W230 million and the total amount of licensing fees from our contracts with overseas vendors was approximately W1,577 million. We intend to expand our character marketing to other countries in Asia, North America and Europe.
Our markets
      In 2003, revenues generated from Ragnarok Online in Korea accounted for 38.8% of our total revenues while 61.2% of our revenues were generated from Ragnarok Online in overseas markets. In 2004, approximately 79.0% of our revenues were generated from our overseas markets.

Korea
      In Korea, we commercially launched Ragnarok Online and began to charge subscribers to play the game in August 2002. Our Ragnarok Online subscribers in Korea consist of individual PC account subscribers and Internet café subscribers. Individual PC account subscribers are individuals who log on to our game servers from places other than Internet cafés, such as from home or work, whereas Internet café subscribers are commercial businesses operating Internet café outlets equipped with multiple PCs that provide Internet access to their customers. Most Internet cafés charge their customers PC usage and Internet access fees that generally range from W500 to W1,500 per hour and subscribe to various online games. As of December 31, 2004, we had over 8,000 Internet cafés offering Ragnarok Online in Korea. In order to offer Ragnarok Online, an Internet café typically purchase from us minimum game hours. In 2004, the subscription collected from Internet cafés accounted for 15.9% of our subscription revenues in Korea.
      According to the 2004 Korea Game White Paper, the number of Internet cafés in Korea, estimated at approximately 21,000 as of December 31, 2003, has not increased since 2000 and declined in 2003. However, the number of PCs in those cafes increased approximately 10% in 2003 to more than one million PCs at the end of 2004. Furthermore, according to data published by KGDI, over 70% of the PCs in those Internet cafés are capable of supporting games that require a random access memory of 512 megabytes or more and are therefore suitable for most three-dimensional online games. Therefore, we expect that Internet cafés will continue to serve as an attractive location for serious online game users.

Overseas markets
      Currently, we commercially offer Ragnarok Online in 19 overseas markets: Taiwan, Hong Kong, Japan, China, United States, Canada, Singapore, Malaysia, Thailand, the Philippines, Indonesia, Germany, Austria, Switzerland, Italy, Turkey, Australia, New Zealand and Brazil. Through our licensees, we are currently conducting open beta testing for Ragnarok Online in India and closed beta test of Ragnarok Online in Russia. In addition, we currently plan to conduct closed beta testing of Ragnarok Online in the following 15 countries; Vietnam, United Arab Emirates, Saudi Arabia, Kuwait, Qatar, Bahrain, Oman, Yemen, Iraq, Syria, Egypt, Iran, Israel, Lebanon and Jordan. In most of these countries, Ragnarok Online is distributed through local game operators and distributors. In 2004, Japan, Taiwan, Thailand, the United States and China were our five largest overseas markets based on revenue contribution from Ragnarok Online and the number of peak concurrent Ragnarok Online users.
      The following table lists the countries in which we commercially offer Ragnarok Online, our licensees, the dates of license agreements, commercial launch and expiry of the license agreements.

		Date of license	Date of
Country	Licensee	agreement	commercial launch	Date of expiry

Japan	GungHo Online Entertainment Inc.	July 2002	December 2002	August 2006(1)
Taiwan/ Hong Kong(2)	Soft-World International	May 2002	October 2002	October 2006(3)
Thailand	Asiasoft International Company Ltd.	June 2002	March 2003	March 2007(4)
China	Value Central Corporation(5)	October 2002	May 2003	August 2005(6)
Singapore/ Malaysia(2)	Value Central Corporation(7)	May 2003	April 2004	April 2006
Philippines	Level Up! Inc.	March 2003	September 2003	August 2006(8)
Indonesia	PT. Lyto Datarindo Fortuna(9)	February 2003	November 2003	February 2007(10)
Europe(11)	Burda Holdings International GmbH	November 2003	April 2004	April 2006
Australia/ New Zealand	Ongamenet PTY LTD.	July 16, 2004	December 2004	November 2006
Brazil	Level Up! Interactive S.A.	August 15, 2004	February 2005	February 2007

Notes:

(1)	Renewed in September 2004.

(2)	Governed under a single license agreement covering both markets.

(3)	Renewed in October 2004.

(4)	Renewed in October 2004.

(5)	Wholly-owned subsidiary of Soft-World International which offers and operates Ragnarok Online through Gameflier (Beijing) Co., Ltd., another subsidiary of Soft-World International, and is operating Ragnarok Online in China through cooperation arrangements with local companies.

(6)	Term extended in May 2005 for three additional months.

(7)	Wholly-owned subsidiary of Soft-World International.

(8)	Renewed in February 2005.

(9)	Previously with a different licensee.

(10)	Renewed in October 2004.

(11)	Represents massively multiplayer online role playing game operations in Germany, Austria, Switzerland, Italy and Turkey. A single operator services these five countries under one license agreement.

      As consideration for allowing our overseas licensees to operate and distribute our games, we receive the following:

•	an initial license fee for initial set-up costs, technical support and advisory services that we provide until commercial launch, and

•	ongoing royalty payments based on a percentage of revenues generated from Ragnarok Online subscription in the respective overseas markets.
      In addition, if the license agreement is renewed, we typically negotiate a renewal license fee. The license agreements may be terminated in the event of bankruptcy or a material breach by either party, including, in our case, the licensee’s failure to pay royalty fees in a timely manner.
Pricing
      Our overseas licensees generally develop, after consultation with us, a retail pricing structure for the Ragnarok Online users in their respective markets. Pricing structures are determined primarily based on the cost of publishing and operating the game, the playing and payment patterns of the users, the pricing of competing games in a given market and the purchase power parity of consumers in that market. Since the launch of Ragnarok Online in August 2002, we have tracked and accumulated user data generated from our user base, which provide us with an extensive database to analyze user patterns and establish pricing for other markets. Due to competitive pressure and in line with market practice, we and our licensees have not raised prices for Ragnarok Online following its commercial launch in a country. The pricing for Ragnarok Online has remained generally stable in each of our markets since the respective date of Ragnarok Online’s commercial launch in those markets.

Korea
      In Korea, we determine the pricing plan for Ragnarok Online. We offer separate pricing plans to Internet cafés and individual PC account subscribers. Our subscribers have an option to pay an hourly fee or a monthly flat fee. The following table sets forth our pricing plans in Korea for Ragnarok Online access as of December 31, 2004.

	Subscription fees

Individual PC users
Flat-fee rate	One month	W	22,000
	Two months		41,800
	Three months		59,400
Hourly-fee rate	5 hours		3,300
	20 hours		8,800

	Number of PCs	Flat fee per PC

Internet cafés(1)
Monthly flat-fee	1-4 PCs	W	33,000
	5-10 PCs		31,350
	11-20 PCs		30,250
	21-30 PCs		29,700
	over 30 PCs		28,700
Hourly-fee rate	300 hours		77,000
	600 hours		154,000
	1,000 hours		238,700
	2,000 hours		455,400

Note:

(1)	Certain volume discounts apply.

      Approximately 84.1% of our revenues from Ragnarok Online in Korea in 2004 were derived from subscriptions by individual PC users and the remaining 15.9% was derived from payments from Internet cafés.
      Individual PC subscribers in Korea can choose from a number of alternative payment options, including online credit card payments, prepaid cards and charges made through mobile or fixed telephone service provider payment systems. We pay a commission in the range of 9% to 13% to third parties to process payments. These third parties bear the delinquency risk associated with payments from subscribers.

Overseas markets
      The pricing for Ragnarok Online in our five largest overseas markets, Japan, Taiwan, China, Thailand and the United States, is as follows:

Japan
      Our licensee in Japan, GungHo Online Entertainment, offers only one rate for Ragnarok Online and charges ¥1,500, or US$14.61, per 30 days of use. Users in Japan typically pay for access to Ragnarok Online with credit cards or cyber money, which is increasingly becoming a popular payment method in Japan.

Taiwan
      Our licensee in Taiwan, Soft-World International, typically does not offer a separate subscription plan for Internet café outlets. In Taiwan, most users purchase prepaid debit point cards for access to Ragnarok Online. The prepaid cards can be purchased online, by mobile phones or at convenience stores, Internet cafés and at other locations in Taiwan. Taiwan also has websites dedicated to selling pre-paid cards for various uses, including online game payments. Our licensee in Taiwan currently offers approximately 200 different rates for Ragnarok Online. The following table sets forth our licensee’s basic pricing for Ragnarok Online access in Taiwan as of December 31, 2004:

Points(1) or days	Retail price(2)

150 points	NT$	150
30 days		350
90 days		950

Notes:

(1)	Each time a user logs onto Ragnarok Online, 20 points are deducted. After a user’s playtime exceeds 12 hours, additional 20 points are deducted for every 12 hours of use.

(2)	As of December 31, 2004, the noon buying rate of NT dollars to U.S. dollars quoted by the Federal Reserve Bank of New York was NT$31.74 to US$1.00.

China
      Our licensee in China, Value Central, a wholly-owned subsidiary of Soft-World International, operates and offers Ragnarok Online through Gameflier (Beijing) Co., Ltd., its affiliate. Since neither Value Central nor Gameflier (Beijing) Co., Ltd. holds the requisite license to engage in online games business in China, these companies operate Ragnarok Online through cooperative arrangements with qualified local companies in China. In China, Ragnarok Online can be accessed through prepaid cards. The prepaid card system was introduced to take account of the limited availability of online and credit card payment systems in China. A majority of Ragnarok Online players purchase prepaid debit point cards at Internet cafés or retail game outlets or purchase prepaid online credits by directly settling at Internet cafés, which in turn purchase online credits from our China licensee. Each prepaid card contains a network access password to access Ragnarok Online from a PC at home or at an Internet café. Ragnarok Online access prices were set significantly lower in China than in Korea to take into account the prevailing pricing structure of other online games in the Chinese market as well as relatively low consumer spending levels. Our licensee in China currently offers approximately 200 different rates for Ragnarok

Online. The following table sets forth our licensee’s basic pricing for Ragnarok Online access in China as of December 31, 2004:

Points(1) or days	Retail price(2)

150 points	RMB 9
450 points	30
30 days	45

Notes:

(1)	Six points are deducted for every hour of use.

(2)	As of December 31, 2004, the noon buying rate of Renminbi to U.S. dollars quoted by the Federal Reserve Bank of New York was RMB 8.2765 to US$1.00.

Thailand
      Our licensee in Thailand, Asia Soft International, permits users to access Ragnarok Online through prepaid cards. Each prepaid card has a specified maximum number of hours or days of use. Users can purchase prepaid cards from automated teller machines, Internet cafés or convenience stores. The following table sets forth our licensee’s basic pricing for Ragnarok Online access in Thailand as of December 31, 2004:

Hours or Days	Retail Price(1)

10 hours	55 Baht
20 hours	89
40 hours	159
15 days	189
30 days	349

Note:

(1)	As of December 31, 2004, the noon buying rate of Baht to U.S. dollars quoted by the Federal Reserve Bank of New York was Baht 38.800 to US$1.00.

The United States
      Our wholly-owned subsidiary in the United States, GRAVITY Interactive LLC, permits users to access Ragnarok Online through credit cards, money orders, and wire and/or bank transfers. The following table sets forth our licensee’s basic pricing for Ragnarok Online access in the United States as of December 31, 2004:

Hours or month	Retail price

30 hours	US $	7.99
1 month		12.00
3 months		32.00
6 months		57.00
Game development and publishing
      We expect the online game industry to be characterized by increasing demand for sophisticated games with higher graphics resolution, better sound quality and more life-like animation. In response, we intend to expand our game offerings by continuing to develop additional games in-house and by publishing new games developed by us or licensed or acquired from third party developers.

In-house game development
      We developed Ragnarok Online in-house. In order to remain competitive, we are focusing our in-house game development efforts on enhancing the Ragnarok Online experience and on developing new massively multiplayer online role playing games incorporating the latest technologies. We currently have two massively multiplayer online role playing games, Requiem and Ragnarok Online 2, under in-house development. Our game development department is divided into three development teams, each responsible for the massively multiplayer online role playing games in operation or under development. We also have a fourth development team dedicated to developing mobile games. As of December 31, 2004, we employed a total of 191 game developers.

Publishing
      R.O.S.E. Online was developed by Trigger Soft, then a third-party Korean game developer with more than ten years of game developing experience, and is published by us pursuant to an exclusive publishing license agreement with Trigger Soft. Under this agreement, we paid Trigger Soft an initial license fee of W700 million and are obligated to pay ongoing royalties equal to 25% of domestic, and 50% of overseas, adjusted revenues (net of value-added taxes and marketing and certain other expenses) related to R.O.S.E. Online. In May 2005, we acquired an aggregate of 88% of equity interest in Trigger Soft to provide more timely and effective updates to and improvements on R.O.S.E. Online. In line with our product diversification strategy, we intend to publish more games developed by third parties.
      Our publishing and licensing process includes the following:

•	Preliminary screening. Our preliminary screening process for a game typically includes our preliminary review and testing of the game and discussions with the game developer regarding technological and operational questions.

•	In-depth examination, analysis and commercial negotiation. Once a game passes the preliminary screening, we thoroughly review and test the game, conduct a cost analysis, develop operational and financial projections and formulate a preliminary game operating plan. We then begin commercial negotiations with the developer.

•	Game rating and regulatory registration and approval. Once a license agreement for a game is signed, we submit an application to the Korea Media Rating Board to obtain a game rating. This process generally takes anywhere from seven days to three months. We also typically register our intellectual property rights with respect to our license agreements with the relevant Korean government agency.

•	Testing and marketing. Once the required registration and approvals are obtained, we conduct closed beta testing and open beta testing of the new game and assist the licensor with development of the game. Closed beta testing usually takes 6-12 months for massively multiplayer online role playing games but may take significantly more time if material problems are detected. Open beta testing of massively multiplayer online role playing games usually takes three to six months before commercial launch. We generally commence our other marketing activities for the game during the open beta testing stage. For overseas markets, we also localize the language and content of our games to tailor to the local cultural preferences.
Marketing
      We employ a variety of traditional and online marketing programs and promotional activities, including in-game events, in-game marketing and offline events. Due to the close-knit nature of the online game community, word-of-mouth is an important medium to the promotion of our games.
      In Korea, eight independent promotional agents currently promote our online games to Internet cafés pursuant to agency agreements. Under these agreements, each promotional agent is granted non-exclusive promotion rights within a specified geographical area. The agent is generally paid a monthly base commission of 30% of revenues received from Internet cafés in the allocated area, subject to a performance-based monthly adjustment of plus or minus 5% of such revenues.
      We conduct a variety of marketing programs and online and offline events to target potential subscribers accessing the Internet from home. Our main marketing efforts include advertising on website portals and in online game magazines, conducting online promotional events, participating in trade shows and entering into promotional alliances with Internet service providers. We spent W1,435 million in 2002, W4,285 million in 2003 and W4,614 million in 2004 on advertising and promotions.
      We frequently organize in-game events, such as “fortress raids” for our users, which we believe encourages the development of virtual communities among our users and increases user interest in our games. We also host from time to time in-game tournaments in which users can compete against each other either as a team or individually. In addition, we use in-game events to introduce users to new features of our games. We organized seven in-game events for Ragnarok Online users in 2003, and six in-game events in 2004. In July 2004, we hosted in Korea the Ragnarok World Championship, an offline competition event, at which more than 200 users from 21 countries convened to compete. The event was visited by approximately 100,000 visitors and was broadcast over one of Korea’s cable television channels.
      In most of our overseas markets, marketing activities are principally conducted by our overseas licensees and typically consist of advertising on website game portals and online game magazines and through television commercials, as well as hosting online and offline promotional events. From time to time our licensees also market our games through sponsoring promotional events jointly with other local game publishers in order to reach a broader local audience.
      Our licensees are selected in part on the basis of their marketing capabilities, including the size and scope of their distribution networks. We believe that marketing through our licensees is more effective and cost-efficient than direct marketing by us in light of the established brand recognition and marketing networks of our licensees and their comparative advantage in identifying and taking advantage of the cultural and other local preferences of overseas users.
Game support
      We are committed to providing superior customer service to our users. As of December 31, 2004, 62 employees were game masters, 28 employees were members of our domestic customer service team and 48 employees were members of our overseas customer support team. With the growth of our user base and the diversification of our game offering and in order to better serve our users, we expect to continue to expand the size of our customer service team.
      In Korea, we provide customer service for our massively multiplayer online role playing games through in-game bulletin boards, call centers, email and facsimile and a walk-in customer service center. Our in-game bulletin boards allow our customers to post questions to, and receive responses from, other users and our support staff. In our overseas markets, our licensees handle customer service through varying combinations of in-game bulletin boards, call centers, email and facsimile, with assistance, from time to time, from our overseas customer support staff.
      In addition to providing customer service to our users, our customer service staff also collect user comments with respect to Ragnarok Online and generate daily and weekly reports for our management and operations that summarize important issues raised by users as well as how such issues have been addressed.
Network and technology infrastructure
      We have designed and assembled a game server network and information management system in Korea to allow a centralized game management on a global basis. Our system network is designed to speedily accommodate a growing subscriber base and demand for faster game performance. Our game server architecture runs multiple servers on a parallel basis to readily accommodate increased user traffic through deployment of connection to servers, which permits us to route users in the same country to servers with less user traffic. Each of these servers are linked to our information systems network to ensure rapid implementation of game upgrades and to facilitate game monitoring and supervision.
      We maintain our server hardware in a single climate-controlled facility at Korea Internet Data Center in Seocho-dong, Seocho-gu, Seoul, Korea and our other system hardware in our offices in Seoul. As of December 31, 2004, our server network for our game operations in Korea consisted of a total of 442 servers.
      In overseas markets, our overseas licensees own or lease the servers necessary to establish the server network for the online games and we assist our overseas licensees with initial assembly and installation of operating game servers and optimizing their systems network for game operations in their respective markets. While the overseas system architectures are modeled on our system architecture in Korea, they are also tailored to meet the specific needs of each market. When we install and initialize a game in an overseas market, we generally dispatch network engineers and database technicians from Korea to assist with assembly and operation of the system network and game servers. Following installation, we typically station two to five of our technicians and customer support staff in that market to assist with on-site game operation and technical support. Our overseas licensees are responsible for providing database and other game information backup.
      Our game management software can program the game content to include localized features such as virtual map zones specific to each market. These features can be updated disparately at the host country level in order to encourage development of a communal spirit among the users from the same country.
Competition
      We compete primarily with other massively multiplayer online role playing game developers and distributors in each of our markets. In addition, we also compete for users against various offline games, such as console games, arcade games and handheld games. We compete primarily on the basis of the quality of the game, which depends partly on the ability to consistently attract creative game developers, the technical stability of our online game platform, the quality of our customer service, the reach of our distribution network and the efficiency of our payment systems.

Competition in Korea
      The online game market in Korea divides into the massively multiplayer online role playing game market and the market for casual games, such as online card games, that are available on game portal websites. Currently, the leading providers of massively multiplayer online role playing games in Korea are NCsoft Corporation, Nexon and Webzen based on the number of peak concurrent users. NCsoft released Lineage II, a sequel to the original Lineage in July 2003. Lineage II is an enhanced version of the original Lineage game released in 1998, which gained dominant popularity in Korea. Nexon released in 1996 the World of Wind, the first MMORPG to be introduced in Korea, and Kart Rider, an increasingly popular casual game, in Korea in 2004. Webzen released Mu in May 2001 and ranked second in market share in Korea based on peak concurrent users. The leading providers of portal-based online casual games in Korea are Neowiz Corp., operating under the brand portal of Pmang, NHN Corporation operating under the brand portal of Hangame, and CJ Internet operating under the brand portal of Netmarble. These three companies comprised approximately 20% of the online casual game market in Korea in 2003. Many of our competitors have significantly greater financial, marketing and game development resources than we have.
      While the number of domestic massively multiplayer online role playing game developers in Korea may increase in the future, we expect the online game industry will consolidate into a small number of leading massively multiplayer online role playing game companies as the high cost of game development, marketing and distribution networks drives a greater number of unsuccessful massively multiplayer online role playing game providers to go out of business or be acquired.

Competition in overseas markets
      In each of the overseas markets in which Ragnarok Online is distributed, we face competition which is more intense in some markets, such as China, than others, such as Taiwan and Thailand. Japan’s large game market is primarily driven by console games although online games are gaining popularity among Japanese game users. Our online game competitors in Japan include NCsoft Corporation, Square Enix, Webzen, Electronic Arts and Grigon Entertainment. Taiwan’s online game industry has demonstrated significant growth in recent years with the market dominated by games developed in Korea. We believe Ragnarok Online is the leading online game in Taiwan in terms of the number of peak concurrent users. Our principal competitors in Taiwan include NCsoft Corporation and Sony Online Entertainment. Thailand is also a fast growing online game market in Asia, where we believe that Ragnarok Online is the dominant online game based on the number of peak concurrent users. There are many online game developers and distributors in China with games distributed by Shanda Interactive leading the market in terms of the number of peak concurrent users followed by Mu of Webzen and other games.

Competition from PC and console games
      We also compete against PC-based game developers that produce popular PC-packaged games, such as Electronic Arts, Vivendi Universal Games, Blizzard Entertainment, Take Two Interactive Software, and Midway Games Inc., and game console manufacturers such as Microsoft (which produces the Xbox console), Sony (which produces the PlayStation2 console) and Nintendo (which produces the Nintendo Gamecube console). In 2003,

Microsoft and Sony introduced Internet-enabled video consoles and we believe that they plan to enhance their respective game platforms to provide online games in Korea and other markets. For example, in Korea, Sony Computer Entertainment Korea started distributing the PlayStation2 game consoles, equipped with a network adapter to enable online game beginning in November 2003, and Microsoft started an online game service on Xbox Live consoles beginning in October 2003. Several PC-based game developers are introducing online features to their PC-packaged games, such as team plays or users-to-users combat features. In addition, it was reported that EA was seeking to make significant investments to enter the online game market in China.
      Competition in the online game market is and is expected to remain intense as established entertainment companies with significant financial resources seek to enter the industry. For a discussion of risks relating to competition, see Item 3.D. “Risk Factors — Risks related to our business”.
Insurance
      We maintain fire and general commercial insurance with respect to our facilities. We do not have any business liability or disruption insurance coverage for our operations in Korea. In April 2005, we purchased a directors and officers liability insurance policy. The directors and officers liability insurance does not cover liabilities arising from lawsuits brought by overseas investors for alleged violations of the U.S. federal securities laws or the Nasdaq listing requirements.
Laws and Regulations

Korea
      The Korean game industry and online game companies operating in Korea are subject to the following law and regulations:

The Sound Records, Video Products and Game Products Act.
      Report of business operation. Under this Act, a person or entity who desires to operate a game manufacturing and/or distributing business shall report its business to the Korea Amusement Machine Manufacturers Association to which the Minister of Culture and Tourism has delegated its authority to accept and monitor such reports.
      Rating regulation. A person or entity who desires to manufacture or distribute games in Korea must obtain a game rating in advance from the Korea Media Rating Board which is established under this Act. Online games are generally divided into two rating categories: “suitable for users of all ages” and “suitable for users over 18 years of age”. At the request of applicants, however, the ratings category may be classified into four categories: “suitable for users of all ages”, “suitable for users over 12 years of age”, “suitable for users over 15 years of age” and “suitable for users over 18 years of age”. Our online game, Ragnarok Online, was classified as suitable for users over 12 years of age. In addition, we received the same rating for R.O.S.E. Online.

The Telecommunications Business Act
      Report of business operation. Under this Act we are classified as a value-added communications service provider. A person who intends to run a value-added communications business shall report to the relevant Commissioner of Communications Office to which the Minister of Information and Communication, or MIC, has delegated its authority to accept and monitor such reports.
      Report of operation status. We, as a value-added communications service provider, are required to prepare and submit statistical reports regarding, among others, the current status of facilities by telecommunications service, subscription records, current status of users, etc., to the MIC upon its request. The MIC is responsible for information and telecommunications policies under this Act. In addition, we are required to report any transfer, takeover, suspension or closing of our business activities to the MIC. The MIC may cancel our registration or order us to suspend our business for a period of up to one year if we fail to comply with its rules and regulations.

The Act on Consumer Protection for Transactions through Electronic Commerce
      Protection of consumer information for electronic settlement services. Under this Act, we are required to take necessary measures to maintain the security of consumer information related to our electronic settlement services. We are also required to notify consumers when electronic payments are made and to indemnify consumers for damages resulting from misappropriation of consumer information by third parties.
      We believe that we have instituted appropriate safety measures to protect consumers against data misappropriation. To date, we have not experienced material disputes or claims in this area.

The Act on Promotion of Information and Communications Network Utilization and Information Protection
      Protection of personal information for users of information and communications services. Under this Act, we are permitted to gather personal information relating to our subscribers within the scope of their consents. We are, however, generally prohibited from using personal information or providing it to third parties beyond the purposes disclosed in our subscriber agreements. Disclosure of personal information without consent from a subscriber is permitted if:

•	it is necessary for the settlement of service charges,

•	the personal information is processed so that the specific individual is unidentifiable and is provided for compiling statistics, academic research or surveys, or

•	it is otherwise permitted by other law and regulations.
      We are required to indemnify users for damages occurring as a result of our violation of the foregoing restrictions, unless we can prove the absence of willful misconduct or negligence on our part. We believe that we have instituted appropriate measures and are in compliance with all material restrictions regarding internal mishandling of personal information.

The Korean Civil Code and the Telecommunication Framework Act
      Protection of interests of online game users under 20 years of age. Pursuant to the Korean Civil Code, contracts entered into with persons under 20 years of age without parental consent may be invalidated. Under the Telecommunication Framework Act, the Korea Communications Commission, or KCC, a regulatory agency of the MIC, was established for, among others, deliberating issues related to fair competition and consumer protection with respect to telecommunication services and arbitrating disputes involving telecommunication service carriers and their users. As a result, telecommunication service contracts and online game user agreements are required to specifically set forth procedures for rescinding service contracts, which may be entered into by persons under 20 years of age without parental consent.
      In November 2003, the KCC issued an order addressed to 15 major online game companies in Korea, including us, to regulate certain business practices relating to the settlement of service charges involving persons under 20 years of age. The KCC raised concerns about the ability of persons under 20 years of age to subscribe to online game services without parental consent by settling charges payable to online game companies through settlement systems operated by fixed-line or broadband service providers. The order required online game companies to implement more specific and effective procedures to ensure, where relevant, that parental consent has been specifically obtained.
      Although only a small number of our current subscribers are using the settlement options mentioned in the KCC order, we are enhancing our age verification and parental consent procedures for players using the relevant settlement options. We do not expect compliance with the KCC order to be burdensome.

The Special Tax Treatment Control Law
      Taxation. We are currently entitled to a reduced corporate income tax rate of 14.85%, which is 50% of the statutory tax rate, under this Law. This reduced tax rate applies to certain designated small- and medium-sized venture companies operating in Korea for six years. We enjoyed this reduced tax rate for the fiscal year ended December 31, 2004. However, we do not know if we will continue to be entitled to this reduced tax rate in 2005 and thereafter.

Other related laws and regulations
      Even though there are no mandatory filing or reporting obligations, since online games generally consist of animation based on computer program software, the Copyright Act and the Computer Programs Protection Act also apply to online games.

Taiwan

Consumer protection
      As a result of increasing disputes between online game companies and consumers in Taiwan, the ROC Consumer Protection Commission announced its intention to promulgate certain standard provisions that must be included in a consumer contract or a model contract that online game companies are encouraged to adopt, which govern the relationship between a consumer and an online game company. In general, these standard provisions or model contract, once implemented and if determined to be applicable to online game companies, will impose more responsibilities and liabilities on online game companies. Deviations from this model contract may cause certain clauses to be invalidated.

Regulations of Internet content and game software
      Pursuant to the Children and Juvenile Welfare Act, it is illegal to transmit or provide children under 18 years of age with, among other things, game software, Internet, electronic signal, DVD and compact disk, that contains content which propagates violence, obscenity or similar material that may undermine the mental health of a minor. Any person or entity violating this Act may be subject to a fine and/or the enterprise may be forced to cease to operate for up to one year. In addition, according to this Act and the Guidelines for the Classification of Internet Content, or the Guidelines, promulgated in April 2004 under this Act, Internet content shall not violate any mandatory law and, unless otherwise provided in other laws or regulations, shall be classified into four categories: “suitable for browsers of all ages”, “not suitable for children under 6 years of age”, “not suitable for children under 12 years of age; suitable for children between 12 to 18 years of age with supervision of a parent or a teacher” and “not suitable for children under 18 years of age”. The Internet content providers must classify their Internet content as one of the four categories and, if notified by the competent government authority, must take measures to restrict a minor from obtaining access to such content.

Internet café regulation
      Currently, there is no mandatory national legislation specifically covering the operation of Internet cafés. However, several municipalities and counties such as Taipei City and Taipei County have promulgated specific ordinances imposing restrictions on Internet cafés, which relate to the location, building structure, facilities, business hours, age limit of customers and the classification of Internet content.
      The Ministry of Economic Affairs of the Executive Yuan, the ROC, has proposed draft legislation that, if implemented, would regulate all Internet Cafés located in the ROC. It is unclear, however, whether or when the draft legislation will be passed by the Legislative Yuan. In addition, pursuant to the Public Order Maintenance Act, Internet cafés may be subject to a fine and/or a business suspension or shut-down if minors are found at Internet cafés during late hours.

Privacy protection
      The ROC government has promulgated the Computer-Processed Personal Data Protection Act to regulate the collection processing, usage and transmission of computer-processed personal data. Generally, an Internet content provider, or ICP, will not be subject to this Act if it does not collect or process the personal data through the computer as its main business activity. However, an ICP may become liable for the loss of any data so collected.

Japan
      Online game companies in Japan are not currently subject to any government regulations targeted to the industry.

Protection of personal information.
      Effective April 1, 2005, businesses in Japan became subject to certain statutory requirements with respect to personal information acquired during the course of its business. Pursuant to these statutory requirements, businesses must set up procedures to appropriately protect personal information from being used for any other purpose than the initial purpose.

Regulations on sound upbringing of minors
      In Japan, Internet and game software content is generally regulated at the local, rather than national, level. Many local governments have ordinances for sound upbringing of minors, which, among other things, empower competent authorities to designate game software as detrimental to the sound upbringing of minors and prohibit the sale or distribution of such designated game software. In addition, the Computer Entertainment Rating Organization, or CERO, a nonprofit organization, offers rating services for home-use games, including online games. Game developers may request a rating for their game software from CERO, which will then review such software and assign one of the following four ratings: “suitable for users of all ages”, “suitable for users of 12 years old or older”, “suitable for users of 15 years old or older” and “suitable for users of 18 years old or older”. The rating is based on, among others, the degree of sex, violence and anti-social expressions in the game software content. Once a rating is assigned, a game software must prominently display such rating.

Thailand
      There is no specific law or regulation that directly governs online games, online game companies or the industry. The online game industry in Thailand operates under a legal regime that generally regulates vendors of Internet cafés and game shops rather than online game operators. Several of the governmental agencies in Thailand work in cooperation with one another in regulating the industry. The Thai government, principally through the ICT Ministry with the cooperation of the Interior Ministry, is making efforts to regulate the fast-growing Internet business, in particular the online game industry. Recently, the Thai government proposed measures that would affect the online game industry, including the restriction on the playing time of game users under 18 years of age to three hours per day, prohibition of gambling, lottery or game item trading via online games and mandatory Internet café registration. These measures are pending legislative approval. The Ministry of Commerce in Thailand is also responsible for regulating online businesses by requiring registration.

Registration of Internet cafés and online game operators
      There is no specific legislation that regulates online game operators, Internet cafés or online game shops. The Ministry of Commerce in Thailand, however, requires that online game operators that offer online games over websites or Internet portals to register for e-business registration and also requires Internet cafés and online game shops to register under the Commercial Registration Act. In addition, if the recent legislative proposals are adopted, Internet cafés will also be required to register with the ICT Ministry.

Regulation of business hours
      Under the Control of Business Relating to Tape Cassette and Television Material Act, computer game vendors and shops are required to obtain a license to broadcast tape cassette and television material, which includes CD-ROMS or digital videodiscs. A condition to this license restricts the business hours of game shops to generally from 10.00 a.m. to 10.00 p.m. In addition, game users under 18 years of age would be restricted from playing for more than three hours a day under the recent legislative proposals. The Registration Department of the Royal Thai Police is responsible for granting licenses in the Bangkok area. The Act is currently applicable to only offline game shops that use CD-ROMs or digital videodiscs, but the recent proposals, if adopted, would also impact online game shops by including computer game servers and hard disks as part of regulated materials under the Ministerial Regulations.

Restriction on access by children
      Under the Child Protection Act, the Royal Thai Police has the authority to set restricted hours for children at game shops to limit their time spent at such shops. Under this Act, the Royal Thai Police also prohibits any person from forcing, threatening, inducing, advocating, causing or permitting children to misbehave or engage in misconduct. In addition, under this Act, the ICT Minister requests online game operators to close access to its game server after curfew hours. Users over 18 years of age, however, are permitted password protected access to certain online game servers even during curfew hours by obtaining a password available at the post office. The ICT Minister has also implemented the “Goodnet” project, which recommends that members of the computer and Internet service provider community cooperate in restricting their business hours to prevent children under the age of 18 from entering their place of business during curfew hours.

Intellectual property
      Under the Copyright Act, online games are classified as copyrightable work in the category of computer program or software, and, therefore, automatically protected in Thailand without requiring further registration with or notification to any governmental agency. Despite the lack of mandatory registration or notification requirements, it is recommended that copyright owners of online games notify the Department of Intellectual Property, the Ministry of Commerce of their online games to ensure that their names officially and publicly appear in the listing of copyrighted computer software. The copyright owner has the exclusive right to copy, modify and publish its copyrighted work.

China
      The online game industry in China operates under a legal regime that consists of the State Council, which is the highest authority of the executive branch of the PRC central government, and various ministries and agencies under its leadership. These ministries and agencies include:

•	the Ministry of Information Industry,

•	the Ministry of Culture,

•	the State Press and Publications Administration,

•	the State Copyright Bureau,

•	the Ministry of Public Security, and

•	the Bureau of State Secrecy.
      The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business, which are discussed below.
      Licenses. Online game companies are required to obtain licenses from a variety of PRC regulatory authorities.
      As an ICP business, online game companies are required to hold a value-added telecommunications business operation license, or ICP license, issued by the Ministry of Information Industry or its local offices. Moreover, ICP operators providing ICP services in multiple provinces, autonomous regions and centrally administered municipalities may be required to obtain an inter-regional ICP license.
      Each ICP license holder that engages in the supply and servicing of Internet cultural products, which include online games, must obtain an additional Internet culture business operations license from the Ministry of Culture.
      The State Press and Publications Administration and the Ministry of Information Industry jointly impose a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet.
      Furthermore, the Ministry of Information Industry has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, and obtain an approval from, the relevant telecommunications authorities.
      Regulation of Internet content. The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including the Ministry of Information Industry, the Ministry of Culture and the State Press and Publications Administration. These measure specifically prohibit Internet activities, which includes the operation of online games, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.
      Regulation of information security. Internet content in China is also regulated and restricted from a State security standpoint. The National People’s Congress, China’s national legislative body, has enacted a law that may subject to criminal punishment in China any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak State secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.
      The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of State secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.
      Import regulation. Licensing online games from abroad and importing them into China is regulated in several ways. Any license agreement with a foreign licensor that involves import of technologies, including online game software into China, are required to be registered with the Ministry of Commerce. Without that registration, a licensee cannot remit licensing fees out of China to any foreign game licensor. In addition, the Ministry of Culture requires the licensee to submit for its content review and approval any online games to be imported. If a licensee imports games without that approval, the Ministry of Culture may impose penalties, including revoking the Internet culture business operations license required for the operation of online games in China. Furthermore, the State Copyright Bureau requires the licensee to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, a licensee cannot remit licensing fees out of China to any foreign game licensor and is not allowed to publish or reproduce the imported game software in China.
      Intellectual property rights. The State Council and the State Copyright Bureau have promulgated various regulations and rules relating to protection of software in China. Under these regulations and rules, software owners, licensees and transferees may register their rights in software with the State Copyright Bureau or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protection.
      Internet café regulation. Internet cafés are required to obtain a license from the Ministry of Culture and the State Administration of Industry and Commerce, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and business hours. The PRC government has announced its intention, and has begun, to intensify its regulation of Internet cafés. In February 2004, the State Administration of Industry and Commerce, together with other governmental authorities, issued a notice to suspend issuance of new Internet café licenses. Although an Internet café franchise has recently been permitted to open new shops subject to satisfaction of relevant requirements and approval of the relevant authorities, it is unclear when this suspension will generally be lifted.
      Privacy protection. PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the Ministry of Information Industry or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.
      While we believe that our licensee and its local cooperation partners are in compliance with the applicable laws and regulations governing the online game industry in China, we cannot assure you that our operation of Ragnarok Online in China will not be found to be in violation of any current or future Chinese laws and regulations. Failure by our overseas licensees to comply with laws and regulations in China, including obtaining and maintaining the requisite government licenses and permits, may have a material adverse effect on our business, financial condition and results of operations. See Item 3.D. “Risk Factors — Risks related to our business — In many of our markets, we rely heavily on our overseas licensees to operate and distribute our games”.

United States
      The content of video game software is not subject to federal regulation in the United States. However, many video game software publishers comply with the standardized rating system established by the Entertainment Software Rating Board, or ESRB, an independent entity established in 1994. ESRB rates video games, websites and online games and reviews advertising by video game publishers. Video game software publishers typically include ESRB ratings and their meanings on their game software packages.
      Certain industry organizations may also require interactive entertainment software publishers to provide consumers with information on graphic violence, profanity or sexually explicit material contained in software titles, and impose penalties for noncompliance. Several proposals have been made for federal legislation to regulate the interactive entertainment software, motion picture and recording industries, including a proposal to adopt a common rating system for interactive entertainment software, television and music containing violence or sexually explicit material, and the Federal Trade Commission has issued reports with respect to the marketing of such material to minors. Consumer advocacy groups have also opposed sales of interactive entertainment software containing graphic violence or sexually explicit material by pressing for legislation in these areas (including legislation prohibiting the sale of certain “M” rated video games to minors) and by engaging in public demonstrations and media campaigns. If any groups (including international, national and local political and regulatory bodies) were to target “M” rated titles, producers of such titles might be required to significantly change or discontinue them.
4.C.     Organizational Structure
      The following is our organization chart:
Organization chart
Ownership of Gravity
(As of May 31, 2005)
4.D.     Property, Plants and Equipment
      Our property and equipment mainly consist of the land and building in which our headquarters are located, game engines, network servers and personal computers. As of December 31, 2004, the net book value of our property and equipment was W14,951 million. Because our main business is to develop and distribute online game services, we do not own any factories or facilities that manufacture products. There are no factories currently under construction, and we have no plans to build any factories in the future.

Korea
      Our principal executive and administrative offices are located on six floors of Shingu Building, 620-2 Shinsa-dong, Gangnam-gu, Seoul, Korea 135-984 and six floors of an office building at 619-4 Shinsa-dong, Gangnam-gu, Seoul, Korea 135-984. We occupy 67,741 square feet of office space, 20,771 of which we own and 46,970 of which we lease from one of our executive directors and our largest shareholder,

Mr. Jung Ryool Kim, pursuant to a lease that will expire on December 31, 2005 and which is renewable for one additional year. The annual lease payment amounts to W865 million (US$836 thousand).
      We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

United States
      The offices of GRAVITY Interactive LLC, our wholly-owned subsidiary in the United States, are located at 4505 Glencoe Ave, 2nd Floor, Marina Del Ray, California. GRAVITY Interactive occupies 5,815 square feet of office space, leased from a third party, as December 31, 2004. The annual lease payment amounts to US$60,000. We believe that the existing facilities of GRAVITY Interactive are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

Japan
      The registered offices of GRAVITY Entertainment Corporation, our wholly-owned subsidiary in Japan, are located at Shinkasumigaseki Bldg. 18F, I-Park 3-3-2 Kasumigaseki, Chiyoda-ku, Tokyo, Japan. GRAVITY Entertainment occupies 355.3 square feet of office space, leased from a third party, as of December 31, 2004. The annual lease payment amounts to W23 million (US$22 thousand). We believe that the existing facilities of GRAVITY Entertainment are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
      You should read the following discussion together with our consolidated financial statements and the related notes which appear elsewhere in this report. The following discussion is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our historic performance may not be indicative of our future results of operations and capital requirements and resources.
5.A.     Operating Results
      We are based in Korea and are a leading developer and distributor of online games in Japan, Taiwan and Thailand based on the number of peak concurrent users. From our inception in April 2000 until commercialization of our first online game, Ragnarok Online, in August 2002, our operating activities were limited primarily to developing Ragnarok Online and rolling out a free test, or beta-test, version of Ragnarok Online in November 2001. During this period, we generated revenues of W405 million in 2000 by purchasing and reselling computer components and W167 million in 2001 from the sale of Arcturus, a PC-based game.
      Ragnarok Online is currently commercially offered in Korea, the United States and Canada by us and in 17 other overseas markets by our overseas licensees, and has accounted for 93.9% of our revenues in 2004. Revenues generated from Ragnarok Online are determined largely by the following factors: pricing and pricing structure, the number of Ragnarok Online users and the average number of hours users spend playing Ragnarok Online. In order to play Ragnarok Online, users either pay a flat monthly fee or purchase a fixed number of game hours. The pricing structure of Ragnarok Online in a given country is determined primarily based on the cost of publishing and operating Ragnarok Online, the playing and payment patterns of users, the pricing of competing games and the income per capita of consumers in that country. The pricing of Ragnarok Online is determined by us in Korea, the United States and Canada, and, in other countries, by our overseas licensees after consultation with us and has remained generally stable since its commercial launch in each of the countries in which it is distributed. Due to competitive pressure and in line with market practice, we and our licensees have not raised prices for Ragnarok Online following its commercial launch in a country. The aggregate number of Ragnarok Online users has increased as we have entered into new markets primarily through our licensees and as the number of Ragnarok Online users in existing markets has increased. The number of Ragnarok Online users and the amount of Ragnarok Online usage in a given country depend in part on the perceived quality of Ragnarok Online and the level of local competition. While it is difficult to accurately determine what accounts for the superior quality of an online game, we believe that Ragnarok Online’s storyline, graphics and community-oriented themes, together with our ability to timely maintain, update and enhance the content and technical aspects of the game, have been largely responsible for the game’s commercial success.

      In Korea, Sunny YNK Inc. has the exclusive right to distribute Ragnarok Online until July 2005, although we have handled marketing, operation and billing of Ragnarok Online since its commercial launch. In overseas markets other than the United States and Canada, our licensees handle such functions under a licensing agreement with us, under which we generally receive license fees and royalty payments. The term of the licensing agreement is typically two years, and renewing licensees typically pay a lump-sum renewal fee in addition to ongoing royalty payments. The major overseas markets in which we offer Ragnarok Online through our licensees are Japan, Taiwan, Thailand and China in terms of revenue contribution, and our licensees are GungHo Online Entertainment Inc. in Japan, Soft-World International in Taiwan, Value Central in China and Asia Soft International in Thailand.
      Since Ragnarok Online’s initial commercial launch in August 2002, we have experienced significant growth in revenues and net income. Our revenues increased by 51.9% to W64,440 million (US$62,255 thousand) in 2004 from W42,431 million in 2003 and by 332.3% to W42,431 million in 2003 from W9,816 million in 2002. Our net income increased by 99.1% to W29,201 million (US$28,211 thousand) in 2004 from W14,669 million in 2003 and we recorded net income of W14,669 million in 2003 as compared to net loss of W496 million in 2002. Our gross profit margin also increased from 82.3% in 2002 to 83.8% in 2003 and to 84.0% in 2004 and our operating margin increased from 23.5% in 2002 to 53.9% in 2003 to 59.6% in 2004. We attribute our revenue growth largely to our early entry into additional markets since Ragnarok Online’s commercial launch and the continuing popularity of Ragnarok Online among users in the existing markets. We attribute our margin improvement to the scalability of the online game business. Once a game is launched and the initial development and marketing costs have been expensed, relatively low marginal costs are incurred to expand into additional markets through licensing arrangements. Our revenue growth may be adversely affected in the future by the popularity of online games newly introduced by our competitors. Our future success depends largely on our ability to develop or publish commercially successful new online games.
      In January 2005, we commercially launched R.O.S.E. Online, our second online game, in Korea. We currently plan to commercially launch R.O.S.E. Online in one or more of our other key markets. Despite our commercial launch of R.O.S.E. Online, our revenues and net income declined in the first quarter of 2005 as compared to those of the first quarter of 2004 and the fourth quarter of 2004. The decrease in revenues was primarily due to the continuing decline in subscription revenues from Ragnarok Online in Korea. Royalties and license fees from overseas markets remained relatively constant in the first quarter of 2005 as compared to the fourth quarter of 2004. Our operating expenses for the first quarter of 2005 increased as compared to those of the first quarter of 2004 and the fourth quarter of 2004 due primarily to the stock options expenses that we incurred and the increase in labor-related expenses. Our future results of operations will also be affected by our ability to renew our status as a designated small- and medium-sized venture company and qualify for preferential treatment of the 50% reduction in corporate income tax rate through 2007 as described in “— Income tax expenses.” Our income tax rate in 2004 was 14.85%. Our designation as a venture company is up for renewal in 2005.

Revenue recognition
      We derive, and expect to continue to generate, most of our revenues from online game subscription fees paid by users in Korea, the United States and Canada, and royalties and license fees paid by our licensees in the overseas markets. Our revenues can be classified into the following four categories:

•	online games — subscription revenue,

•	online games — royalties and license fees,

•	mobile games, and

•	character merchandising, animation and other revenue.

Online games — subscription revenue
      Prepaid online game subscription fees are deferred and recognized as revenue on a monthly basis in proportion to the number of days lapsed or actual hours used of the subscription purchased.

Online games — royalties and license fees
      We license the right to market and distribute our games in exchange for an initial license fee. In addition, we receive royalties based on a percentage of the licensees’ sales and, currently in China, guaranteed minimum royalty payments. We generally are advised by each of our licensees as to the amount of royalties earned by us from such licensee within 15 to 25 days following the end of each month.
      Initial license fees. The initial license fees are deferred and recognized ratably as revenue over the license period, which typically does not exceed two years. For a table setting forth details of each license agreement, see Item 4.B. “Business Overview — Our markets — Overseas markets”. When the license agreements are renewed upon the expiration of their terms, we generally receive renewal license fees.
      Guaranteed minimum royalty payments. In China, in addition to the initial license fee, we are entitled to receive a guaranteed minimum royalty payment for licensing the right to market and distribute Ragnarok Online. The minimum guaranteed royalty payment is US$400,000 to be paid on a semi-annual basis, in May and in November of each year during the term of the license agreement. This guaranteed minimum royalty payment is deferred and recognized as the royalties are earned. In addition, we receive a royalty payment based on a specified percentage of the licensees’ sales. Royalties that exceed the guaranteed minimum are recognized on a monthly basis as they are earned by the licensee.
      Monthly royalty revenues. We also receive royalty revenues from our licensees based on an agreed percentage of the licensee’s revenues from Ragnarok Online. Royalty revenues are recognized on a monthly basis after the licensee confirms its revenues based on the licensees’ sales from Ragnarok Online during the month.

Mobile game revenues
      Mobile games are played using mobile phones and other mobile devices. Mobile game revenues are derived from a percentage of the per-download fees that users pay to mobile telecommunication operators in Korea after deducting their service charges.

Character merchandising, animation and other revenue
      We license the right to commercialize our Ragnarok characters into a variety of merchandise in exchange for an initial prepaid license fee and guaranteed minimum royalty payments. The guaranteed minimum royalty payments are deferred and recognized as the royalties are earned. In addition, we receive a royalty payment based on a specified percentage of the licensees’ sales. Royalties that exceed the guaranteed minimum are recognized on a monthly basis as they are earned by the licensee.

Cost of revenues
      Our cost of revenues consists principally of the following:

•	operational expenses, server depreciation expenses, server maintenance costs and related personnel costs and amortization of development-related costs as described in “— Critical accounting policies — Capitalized software development costs”; and

•	royalty payments to Mr. Myoung-Jin Lee, on whose cartoon series Ragnarok Online is based, pursuant to our license from Mr. Lee as described below.

License from Myoung-Jin Lee
      In developing Ragnarok Online, we obtained an exclusive license from Mr. Myoung-Jin Lee to use the storyline and characters from his cartoon titled “Ragnarok” for the production of online games, animation and character merchandising. In return, we paid Mr. Lee an initial license fee of W40 million and are required to pay royalties based on 1.0% or 1.5% of adjusted revenues (net of value-added taxes and certain other expenses) or 2.5%, 5% or 10% of net income generated from the use of the Ragnarok brand, depending on the type of revenues received from the operation or licensing of Ragnarok Online.
      The cost of revenues from the payments to Mr. Lee was W545 million for 2003 and W774 million for 2004. This agreement expires in January 2033.

Selling, general and administrative expenses
      Selling, general and administrative expenses consist of sales commissions paid to independent promotional agents that distribute our online games to our Internet café subscribers in Korea, commissions paid to payment settlement providers, administrative expenses and related personnel expenses of executive and administrative staff, and marketing and promotional expenses and related personnel expenses.

Research and development expenses
      Research and development expenses consist primarily of payroll and other overhead expenses which are all expensed as incurred until technological feasibility of a game is reached. Once technological feasibility of a game is reached, these costs are capitalized and, once commercial operation commences, amortized as cost of revenues. See “— Critical accounting policies — Capitalized software development costs”.

Interest expense
      In February and April 2002, we entered into agreements with Sunny YNK, an online game publisher in Korea listed on the KOSDAQ Market Division of the Korea Exchange, or KOSDAQ, pursuant to which we granted it the exclusive right to distribute Ragnarok Online for a contractual period of three years from the date Ragnarok Online was first commercialized. In consideration, we received a lump sum payment in the amount of W7,000 million at the inception of these agreements, which we recorded as debt on our balance sheet. Under the sales agency agreement that we entered into with Sunny YNK in April 2002 granting to it the exclusive distribution right, Sunny YNK owns the right to distribute Ragnarok Online in Korea. However, in practice, we perform all of the relevant marketing, advertising and selling activities, and distribute Ragnarok Online from our websites and host it on our servers.
      As there is no interest rate stated in the agreement with Sunny YNK, the interest is imputed based on the difference between the principal amount of the loan and the total payments expected to be made pursuant to the agreement. Accordingly, the repayment of principal balance to Sunny YNK is variable each year in accordance with the amount of annual revenues generated from distribution of Ragnarok Online and deduction of annual interest expense allocated using the interest rate method. Pursuant to the terms of these agreements, we are obligated to make payments to Sunny YNK based on a percentage of adjusted revenues (net of value-added taxes and certain other expenses) related to Ragnarok Online as follows:

•	until the accumulated payments amount to W7,000 million, 50% of our domestic and overseas adjusted revenues from Ragnarok Online, which amount was reached in April 2003; and

•	once the accumulated payments exceed W7,000 million, 20% of our domestic adjusted revenues from Ragnarok Online and 10% of our overseas adjusted revenues from Ragnarok Online.
      We incurred interest expense of W5,738 million in 2003 and W4,308 million (US$4,162 thousand) in 2004 as a result of our arrangement with Sunny YNK. As of December 31, 2004, the outstanding balance of our debt incurred from Sunny YNK was W1,278 million (US$1,235 thousand). Our agreement with Sunny YNK expires in July 2005, at which time we will no longer be obligated to make payments to Sunny YNK. In accordance with this agreement, in 2003 and 2004, we paid W7,923 million and W6,670 million to Sunny YNK, respectively. Of these payments, W2,749 million and W2,333 million were allocated to principal, and W5,174 million and W4,337 million were allocated to interest, respectively.
      Pursuant to the terms of the agreement with Sunny YNK, once the cumulative royalty payments to Sunny YNK reached W7 billion, it is required to use 15% of future royalty payments, paid by us, to fund additional marketing of the RAGNAROK game. In April 2003, cumulative royalty payments to Sunny YNK reached W7 billion. After January 1, 2004, these marketing activities were performed by us and therefore, Sunny YNK reimbursed us for these costs, which was credited to advertising expenses within selling, general and administrative expenses in the accompanying statement of operations.

Foreign currency effects
      In 2004, 79.0% of our revenues were denominated in foreign currencies, primarily in the U.S. dollar and the Japanese Yen. In most of the countries in which our games are distributed, other than the United States, Japan and

European countries, the revenues generated by our licensees are denominated in local currencies, which include the NT dollar, the Baht and the Renminbi, and converted into the U.S. dollar for remittance of monthly royalty payments to us. Depreciation of these local currencies against the U.S. dollar will result in reduced monthly royalty payments in U.S. dollar terms, thereby having a negative impact on our revenues.
      While we receive our monthly royalty revenues from our overseas licensees in foreign currencies, primarily in the U.S. dollar, the Japanese Yen and the Euro, substantially all of our costs are denominated in the Korean Won. Our financial statements are also prepared and presented in the Korean Won. We receive monthly royalty payments from our overseas licensees based on a percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. We generally receive these royalty payments 20 to 30 days after such record date (except in Europe, where such payment could be received up to 45 days after the record date). Appreciation or depreciation of the Korean Won against these foreign currencies during this period will result in foreign currency losses or gains and affect our net income.
      In 2005, we began entering into derivatives arrangements to hedge against the risk of foreign currency fluctuations. As of June 29, 2005, we had foreign currency forward contracts outstanding in the aggregate notional amount of US$70 million. See Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

Income tax expenses
      Under Korean law and regulations, certain designated small- and medium-sized venture companies may be entitled to enjoy preferential tax treatment from the Korean government in the form of a 50% reduction in corporate income tax rate during the year in which they first generated taxable income and the following five years if such venture companies satisfy a number of financial and non-financial criteria (including the maintenance of their status as designated venture companies). We have had the benefit of the 50% reduction in corporate income tax rate in 2003 and 2004. Our current applicable corporate income tax rate (including resident surtax) is 14.85% after applying the 50% tax reduction rate. To become a designated venture company, a company must qualify as a small- and medium- sized enterprise under the Framework Act on Small- and Medium-Sized Enterprises and be found to have, among other things, a superior ability to provide innovation in technology and business by the Small and Medium Business Administration of Korea. Under the first prong of this test, a company that is engaged in data processing or computer-related business may qualify as a small- and medium-sized enterprise under the Framework Act on Small- and Medium-Sized Enterprises if, among other things, (i) it hires less than three hundred full-time employees or (ii) the total revenue of such company does not exceed W30 billion. In 2004, we failed to satisfy both of these tests. However, even if a company fails to satisfy both of the preceding requirements, it will continue to enjoy its status as a small-and medium-sized enterprise for the following three years so long as that company neither (x) merges into, nor consolidates with, another company nor (y) becomes an affiliate of certain large enterprise. Accordingly, we will continue to qualify as a small- and medium-sized company through 2007 if we neither merge into, nor consolidate with, another company nor become affiliated with large enterprises under Korean law.
      The second prong of this test involves evaluation and due diligence of non-financial criteria such as adequacy of human resources, technological superiority, business plan and prospects, industry prospects, marketing strategy and plan, organizational information and management. The non-financial criteria of determining and declaring a company as a designated venture company may involve subjective judgment. A designated venture company, including us, must qualify every two years based on the evaluation described above. It is not certain whether we will continue to satisfy all the necessary qualifications required under the relevant law and regulations and thus, it is possible that we will cease to enjoy this preferential tax treatment from 2005, because our designation as a venture company will be up for renewal in 2005. However, if we continue to satisfy the necessary qualifications and renew our designation as a venture company, we may be able to enjoy this preferential treatment through 2007, after which we will be subject to the normal corporate tax rate without the 50% reduction. However, even if we cease to enjoy the 50% reduction in corporate income tax rate in 2005, we will instead be entitled to a special tax exemption of 10% in corporate income tax rate for the fiscal year 2005 by virtue of being a small- and medium-sized company.
      To the extent we derive revenues from countries other than Korea, we may be subject to income withholding in those countries in which our products, including online games, are distributed. Such withholding taxes are included under income tax expenses. Withholding of such taxes is done by our overseas licensees at the current withholding rates in such countries. The effective withholding tax rates in our major overseas markets are 10% in Japan and China, 20% in Taiwan and 15% in Thailand. To the extent Korea has a tax treaty with any such country, withholding rates prescribed by such tax treaty apply. Under the Corporation Tax Law of Korea, we are entitled to, and recognize, a tax credit computed based on the amount of income withheld overseas when filing our income tax return in Korea, up to a limited amount. Accordingly, the amount of taxes withheld overseas may be offset against taxes payable in Korea. Adverse changes in tax treaties between Korea and the countries from which we receive license fees and royalties or adverse changes in Korean tax law that prevent us from recognizing tax credits for taxes withheld overseas could materially and adversely affect our net income.
Quarterly results of operations
      The following table presents our unaudited quarterly results of operations for the eight quarters through December 31, 2004. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this annual report. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial condition and results of operations for the quarters presented. Because the online game industry is relatively new and rapidly evolving and our business is also relatively new, results of operations for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three Months Ended (Unaudited)

	March 31,		June 30,		September 30,		December 31,		March 31,		June 30,		September 30,		December 31,
	2003		2003		2003		2003		2004		2004		2004		2004

	(In millions of Korean Won)
Revenues
Online games — subscription revenue	W	4,465	W	4,241	W	5,219	W	4,635	W	4,696	W	3,892	W	4,287	W	3,378
Online games — royalties and license fees		2,837		4,247		6,258		9,462		10,919		11,055		11,083		11,179
Mobile games		5		15		15		8		21		125		107		227
Character merchandising, animation and other revenue		195		131		249		449		393		454		946		1,678

Total revenues		7,502		8,634		11,741		14,554		16,029		15,526		16,423		16,462
Cost of revenues		1,199		1,790		1,811		2,066		2,231		2,333		2,916		2,829

Gross profit		6,303		6,844		9,930		12,488		13,798		13,193		13,507		13,633
Operating expenses		1,655		2,771		3,647		4,639		2,739		3,230		5,623		4,157

Operating income		4,648		4,073		6,283		7,849		11,059		9,963		7,884		9,476
Other income (expense)		(2,006)		(1,311)		(1,239)		(1,093)		(1,351)		(1,245)		(966)		(986)

Income before income tax expenses, minority interest, and losses from equity method investee		2,642		2,762		5,044		6,756		9,708		8,718		6,918		8,490
Income tax expenses		364		453		562		1,156		1,310		1,285		1,381		426
Income before minority interest and losses from equity method investee		2,278		2,309		4,482		5,600		8,398		7,433		5,537		8,064

Minority interest		—		—		—		—		1		15		1		—
Equity in loss of related joint venture		—		—		—		—		—		—		(156)		(92)

	Three Months Ended (Unaudited)

	March 31,		June 30,		September 30,		December 31,		March 31,		June 30,		September 30,		December 31,
	2003		2003		2003		2003		2004		2004		2004		2004

	(In millions of Korean Won)
Net income	W	2,278	W	2,309	W	4,482	W	5,600	W	8,399	W	7,448	W	5,382	W	7,972

Aggregate peak concurrent Ragnarok Online users(1)		306,742		460,645		498,888		597,615		732,450		742,647		774,713		762,585
Average concurrent Ragnarok Online users(2)		151,763		240,720		273,433		343,911		427,349		376,049		400,298		452,519
Gross profit margin(3)		84.0%		79.3%		84.6%		85.8%		86.1%		85.0%		82.2%		82.8%
Operating profit margin(4)		62.0		47.2		53.5		53.9		69.0		64.2		48.0		57.6
Net margin(5)		30.4		26.7		38.2		38.5		52.4		48.0		32.8		48.4
Revenue growth(6)		N/A		15.1		36.0		24.0		10.1		(3.1)		5.8		0.2
Net income growth(7)		N/A		1.4		94.1		24.9		50.0		(11.3)		(27.6)		48.1

N/A = not applicable.
Notes:

(1)	The number of peak concurrent users in a given period for a country in which Ragnarok Online is commercially offered represents the highest number of users simultaneously logged on to our games’ servers during that period in that country. The aggregate monthly number of peak concurrent users is computed by adding the number of peak concurrent users for a given month in all of the countries in which Ragnarok Online is commercially offered. The aggregate number of peak concurrent users for any longer period represents the highest aggregate monthly peak concurrent user number within that given period. The number of peak concurrent users for a given month in a country (or in the case of Taiwan and Hong Kong, Malaysia and Singapore, or Germany, Austria, Switzerland, Italy and Turkey, in such group of countries) is determined on the basis of computer-generated data that shows the number of concurrent users for such country or group of countries, as applicable, at generally one-minute intervals. Within a given month, due to time differences and other factors, the exact point in time at which the peak number of concurrent users is reached may differ from country to country.

(2)	The number of average concurrent Ragnarok Online users in a given period represents the sum of the average number of concurrent users for that period in Korea, Japan, Taiwan/ Hong Kong, Thailand and China, the five key markets, in terms of revenue contribution from Ragnarok Online, in which it is commercially offered. The number of average concurrent users in a given period is computed by adding the monthly average number of concurrent users and dividing the total by the number of months in the same period. The monthly average number of concurrent users is computed by adding the daily average number of concurrent users during a given month and dividing the total by the actual number of days in that month. The daily average number of concurrent users is generally computed by adding the number of concurrent users selected in three-hour intervals (for example, the number of concurrent users at 12:00 am, 3:00 am, 6:00 am, 9:00 am, 12:00 pm, 3:00 pm, 6:00 pm and 9:00 pm on a given day) and dividing it by eight. In certain limited situations, for example, when our servers are down for maintenance or updates or when our monitoring server fails to maintain connection to our game servers, the number of our concurrent users at such time will appear as “zero”. We have adjusted the daily average number of concurrent users to remove this information from our computation. Within a given period, due to time differences and other factors, the exact points in time used to calculate the average number of concurrent users may differ from country to country.

(3)	Gross profit margin is calculated as gross profit divided by total revenues.

(4)	Operating profit margin is calculated as operating income (loss) divided by total revenues.

(5)	Net profit margin is calculated as net income (loss) divided by total revenues.

(6)	Revenue growth is calculated as quarterly total revenues less total revenues from the prior quarter, as a percentage of the prior quarter total revenues.

(7)	Net income growth is calculated as quarterly net income less net income from the prior quarter, as a percentage of the prior quarter net income.

Recent Accounting Changes
      No material change.
Critical Accounting Policies
      Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, contingent liabilities, and revenue and expenses during the reporting period. We evaluate our estimates on an ongoing basis based on historical experience and other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The policies discussed below are considered by our management to be critical because they are not only important to the portrayal of our financial condition and results of operations but also because application and interpretation of these policies require both judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

Revenue recognition
      We derive, and expect to continue to generate, most of our revenues from online game subscription fees paid by users in Korea, and royalties and license fees paid by our licensees in the overseas markets. Our revenues can be classified into the following four categories: (i) online games — subscription revenue; (ii) online games — royalties and license fees; (iii) mobile games; and (iv) character merchandising, animation and other revenue. For details, see “— Overview — Revenue recognition”.
      We recognize revenue in accordance with accounting principles generally accepted in the United States, as set forth in Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition, and other related pronouncements.

Allowances for doubtful accounts
      We maintain allowances for doubtful accounts receivable for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based on past experience and current collection trends. Allowances for accounts receivable generally arise when individual PC account subscribers who elect to make their payments through their fixed-line or mobile phone service provider fail to make such payment. We record allowances for doubtful accounts based on historical payment patterns of our customers and increase our allowances as the length of time such receivables become past due increases.
      We use the services of several collection agencies to facilitate and manage the collection of our accounts receivables. Effective July 1, 2003, we changed our arrangement with these collection agencies so that we no longer assume any collection risk.

Capitalized software development costs
      We account for capitalized software development costs in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and treated as research and development, or R&D, expenses. Once the game has reached technological feasibility, all subsequent software development costs for that product are capitalized until it is released for sale. Technological feasibility is evaluated on a product-by-product basis, but typically occurs once the online game has a proven ability to operate on a massively multi-player level. After the game is commercially released, the capitalized product development costs are amortized and expensed over the game’s estimated useful life, which is deemed to be three years. This expense is recorded as a component of cost of revenues.
      We evaluate the recoverability of capitalized software development costs on a product-by product basis. Capitalized costs for those products whose further development or sale is terminated are expensed in the period of cancellation. In addition, a charge to cost of revenues is recorded when management’s forecast for a particular game indicates that unamortized capitalized costs exceed the net realizable value of that asset.
      Significant management judgments and estimates are required to assess the timing of technological feasibility as well as the ongoing recoverability of capitalized costs.

Income taxes
      We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, income taxes are accounted for under the asset and liability method.
      Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the business operates, and the overall future industry outlook.
      Based on our review of these factors, as of December 31, 2001 and 2002, we concluded that the historical losses presented sufficient evidence to require a full valuation allowance on the deferred tax assets. However, as of December 31, 2003, there was sufficient taxable income to support the reversal of this allowance.
      As described in “— Overview — Income tax expenses”, we enjoyed in 2004 a reduced tax rate of 14.85%, which is 50% of the statutory tax rate and applied to certain designated venture companies. In 2005, while we will reapply for our designation as a venture company, it is uncertain as to whether we will obtain this designation. However, even if we cease to enjoy the 50% reduction in corporate income tax rate in 2005, we will instead be entitled to a special tax exemption of 10% in corporate income tax rate for the fiscal year 2005 by virtue of being a small- and medium-sized company. Accordingly, deferred income taxes as of December 31, 2004 were calculated based on the rate of 24.75% and 27.50% for the amounts expected to be realized during the fiscal year 2005 and 2006 and thereafter, respectively.
Results of Operations

2004 Compared to 2003
      The following table summarizes our results of operations for the periods indicated.

	Year Ended December 31,

	2003		2004		2004(1)	% Change

					(Unaudited)
	(In millions of Won and thousands of US$,
	except percentages)
Revenues:
Online games — subscription revenue	W	18,560	W	16,253	$15,702	(12.4)%
Online games — royalties and license fees		22,804		44,236	42,736	94.0
Mobile games		43		480	464	N/M
Character merchandising, animation and other revenue		1,024		3,471	3,353	239.0

Total revenues		42,431		64,440	62,255	51.9
Cost of revenues		6,866		10,309	9,959	50.1

Gross profit		35,565		54,131	52,296	52.2
Gross profit margin(2)		83.8%		84.0%	84.0%
Operating expenses:
Selling, general and administrative		11,115		13,719	13,253	23.4
Research and development		1,597		2,030	1,962	27.1

Total operating expenses		12,712		15,749	15,215	23.9
Operating income		22,853		38,382	37,081	68.0
Operating profit margin(3)		53.9%		59.6%	59.6%

	Year Ended December 31,

	2003		2004		2004(1)	% Change

					(Unaudited)
	(In millions of Won and thousands of US$,
	except percentages)
Other income (expense):
Interest income		94		479	463	409.6
Interest expense		(5,947)		(4,309)	(4,163)	(27.5)
Foreign currency gains		418		336	325	(19.6)
Foreign currency losses		(240)		(1,052)	(1,016)	338.3
Others, net		26		(2)	(2)	N/M

Total net other income (expense)		(5,649)		(4,548)	(4,393)	(19.5)
Income before income tax expenses, minority interest, and losses from equity method investee		17,204		33,834	32,688	96.7
Income tax expenses		2,535		4,402	4,253	73.6

Income before minority interest and losses from equity method investee		14,669		29,432	28,435	100.6
Minority interest(4)		—		(17)	(16)	N/M
Equity in loss of related joint venture(5)		—		248	240	N/M

Net income	W	14,669	W	29,201	$28,211	99.1%

N/ M = not meaningful
Notes:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of W1,035.1 to US$1.00, the noon buying rate in effect on December 31, 2004, as announced by the Federal Reserve Bank of New York.

(2)	Gross profit margin is calculated as gross profit divided by total revenues.

(3)	Operating profit margin is calculated as operating income divided by total revenues.

(4)	Represents the minority interest in GRAVITY Entertainment Corporation, our Japanese subsidiary. We acquired the remaining 50% of voting equity interest in RO Production in October 2004, resulting in RO Production becoming our wholly-owned subsidiary.

(5)	Represents the losses from our 30% equity investment in Animation Production Committee, a Japanese joint venture to produce and market “Ragnarok the Animation” through GRAVITY Entertainment Corporation, our Japanese subsidiary. This investment was accounted for using the equity method of accounting.

Revenues
      Our total revenues increased by 51.9% to W64,440 million (US$62,255 thousand) in 2004 from W42,431 million in 2003, primarily due to:

•	an increase in royalties and license fees from Ragnarok Online to W44,236 million (US$42,736 thousand) in 2004 from W22,804 million in 2003, which primarily resulted from an increase in royalties from the overseas markets in which Ragnarok Online had already been commercialized and the commercialization of Ragnarok Online in new markets. During the periods under review, the increase in revenue attributable to existing markets was W19,974 million and attributable to an entry into new markets was W1,458 million. In April 2004, we commercialized Ragnarok Online in Singapore and Malaysia, from which we derived revenue of W982 million, and in the five European countries in April 2004, from which we derived revenue of W441 million, in each case in 2004. In December 2004, we commercialized Ragnarok Online in Australia and New Zealand, from which we derived revenue of W35 million in 2004; and

•	a 239.0% increase in character merchandising, animation and other revenue to W3,471 million (US$3,353 thousand) in 2004 from W1,024 million in 2003, which resulted primarily from a 98.0% increase in character merchandising revenue to W2,028 million (US$1,959 thousand) in 2004 from W1,024 million in 2003 and W1,093 million (US$1,056) in revenue from animation in 2004 compared to none in 2003;

which more than offset

•	a 12.4% decrease in subscription revenue to W16,253 million (US$15,702 thousand) in 2004 from W18,560 million in 2003. This 12.4% decrease resulted primarily from a 21.4% decrease in subscription revenue in Korea from Ragnarok Online to W12,725 million (US$12,294 thousand) in 2004 from W16,186 million in 2003, mainly due to a decrease in playing time by our users of Ragnarok Online in Korea. This decrease was partially offset by a 48.6% increase in the subscription revenue in the United States to W3,528 million (US$3,408 thousand) in 2004 from W2,374 million in 2003.

Cost of revenues
      Our cost of revenues increased by 50.1% to W10,309 million (US$9,959 thousand) in 2004 from W6,866 million in 2003, which was primarily due to:

•	a 63.4% increase in salaries and wages to W4,403 million (US$4,254 thousand) in 2004 from W2,695 million in 2003, which mainly resulted from an increased hiring of game developers and overseas support staff from 130 as of December 31, 2003 to 174 as of December 31, 2004;

•	a 71.2% increase in fee payments to W1,881 million (US$1,817 thousand) in 2004 from W1,099 million in 2003, which mainly resulted from an increase in fees we paid to Mr. Myoung-Jin Lee and server housing fees we paid to the KIDC; and

•	a 45.2% increase in depreciation to W1,606 million (US$1,552 thousand) in 2004 from W1,106 million in 2003, which mainly resulted from the addition of servers and software in 2004 to better service Ragnarok Online.

Gross profit and margin
      As a result of the foregoing, our gross profit increased by 52.2% to W54,131 million (US$52,296 thousand) in 2004 from W35,565 million in 2003. Our gross profit margin increased to 84.0% in 2004 from 83.8% in 2003.

Operating expenses
      Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 23.4% to W13,719 million (US$13,253 thousand) in 2004 from W11,115 million in 2003, primarily due to:

•	a 81.6% increase in salaries and wages to W3,156 million (US$3,049 thousand) in 2004 from W1,738 million in 2003, primarily as a result of an increase in the number of employees for administrative and other support functions from 86 in 2003 to 148 in 2004;

•	a 173.4% increase in depreciation expense to W1,028 million (US$993 thousand) in 2004 from W376 million in 2003, which mainly resulted from depreciation attributable to leasehold improvements in property and the addition of servers for the introduction of R.O.S.E. Online; and

•	a 7.7% increase in advertising expenses to W4,614 million (US$4,458 thousand) in 2004 from W4,285 million in 2003, which resulted from the hosting of the Ragnarok World Championship in August 2004, a significant increase in marketing expenses related to the introduction of R.O.S.E. Online and our participation in the Tokyo Game Show in September 2004.
      Research and development expenses. Our research and development expenses increased 27.1% to W2,030 million (US$1,962 thousand) in 2004 from W1,597 million in 2003, primarily due to expensing of all costs, including salaries and wages, and provision for severance indemnities, relating to the development of Requiem and Ragnarok Online 2.

Operating income and operating margin
      As a result of the cumulative effects of the reasons stated above, our operating income increased 68.0% to W38,382 million (US$37,081 thousand) in 2004 from W22,853 million in 2003, and our operating margin improved to 59.6% in 2004 from 53.9% in 2003.

Net other income (expense)
      Our net other expense decreased 19.5% to W4,548 million (US$4,393 thousand) in 2004 from W5,649 million in 2003 primarily due to:

•	a 27.5% decrease in interest expense from W5,947 million in 2003 to W4,309 million (US$4,163 thousand) in 2004 as a result of reduction in payment rates on the loan from Sunny YNK, effective in April 2003, from 50% of all revenues from Ragnarok Online to 20% for domestic adjusted revenues and to 10% for overseas adjusted revenues from Ragnarok Online despite the significant increase in such revenues; and

•	an increase in interest income from W94 million in 2003 to W479 million (US$463 thousand) in 2004 resulting from an increase in short-term financial instruments in 2004 which more than offset

•	an increase in loss in foreign currency transaction from W240 million in 2003 to W1,052 million (US$1,016 thousand) in 2004 resulting from the appreciation of the Korean Won against the U.S. dollar.

Income tax expenses
      We recorded income tax expenses of W4,402 million (US$4,253 thousand) in 2004, as compared to W2,535 million in 2003. Our income tax expenses increased as a result of an increase in our taxable income, in particular, royalties and license fees from revenues generated in overseas markets. In both 2003 and 2004, however, we were entitled to a reduced tax rate of 14.85% by virtue of the Special Tax Treatment Control Law of Korea.

Minority interest
      Minority interest represents the net loss from GRAVITY Entertainment Corporation, our Japanese subsidiary, which is attributable to the third-party minority interest holders. In October 2004, we acquired the remaining minority interest in GRAVITY Entertainment Corporation.

Equity in loss of related joint venture
      Equity in loss of related joint venture represents the 30% of the net loss incurred from Animation Production Committee, the Japanese animation joint venture in which we, through GRAVITY Entertainment Corporation, our Japanese subsidiary, made a 30% equity investment. This investment was accounted for using the equity method of accounting.

Net income
      As a result of the cumulative effects of the reasons stated above, our net income increased 99.1% to W29,201 million (US$28,211 thousand) in 2004 from W14,669 million in 2003.

2003 Compared to 2002
      The following table summarizes our results of operations for the periods indicated.

	Year Ended December 31,

	2002		2003		% Change

	(In millions of Won and thousands of
	US$, except percentages)
Revenues:
Online games — subscription revenue	W	7,310	W	18,560	153.9%
Online games — royalties and license fees		2,079		22,804	996.9
Mobile games		—		43	N/M
Character merchandising, animation and other revenue		427		1,024	139.8

Total revenues		9,816		42,431	332.3
Cost of revenues		1,735		6,866	295.7

Gross profit		8,081		35,565	340.1
Gross profit margin(1)		82.3%		83.8%
Operating expenses:
Selling, general and administrative		4,956		11,115	124.3
Research and development		815		1,597	96.0

Total operating expenses		5,771		12,712	120.3

Operating income		2,310		22,853	889.3
Operating profit margin(2)		23.5%		53.9%
Other income (expense):
Interest income		84		94	11.9
Interest expense		(2,480)		(5,947)	139.8
Foreign currency gains		75		418	457.3
Foreign currency losses		(17)		(240)	1,311.8
Others, net		(1)		26	N/M

Total net other income (expense)		(2,339)		(5,649)	141.5

Income before income tax expenses		(29)		17,204	N/M
Income tax expenses		467		2,535	442.8

Net income (loss)	W	(496)	W	14,669	N/M

N/ M = not meaningful.
Notes:

(1)	Gross profit margin is calculated as gross profit divided by total revenues.

(2)	Operating profit margin is calculated as operating income (loss) divided by total revenues.

Revenues
      Our total revenues increased by 332.3% to W42,431 million in 2003 from W9,816 million in 2002, primarily due to:

•	an increase in royalties and license fees from Ragnarok Online to W22,804 million in 2003 from W2,079 million in 2002, which primarily resulted from substantial increases in royalties from overseas markets, primarily due to the full year of commercial availability of Ragnarok Online in Taiwan and Japan in 2003 as compared to only a few months in 2002 and generation of revenues from markets we newly entered in 2003, mainly Thailand and China; and

•	a 153.9% increase in subscription revenue, primarily representing the increase in domestic subscriptions from Ragnarok Online, which reflects the recording of revenues from Ragnarok Online for the full year of 2003 as compared to five months in 2002 following the commercial launch of Ragnarok Online in August 2002.

Cost of revenues
      Our cost of revenues increased by 295.7% to W6,866 million in 2003 from W1,735 million in 2002, which was primarily due to:

•	a 360.7% increase in salary and wages to W2,695 million in 2003 from W585 million in 2002 resulting from an increase in the number of game developers and overseas support staff from 92 in 2002 to 130 in connection with significant hiring for game development and support;

•	a 702.2% increase in fee payments to W1,099 million in 2003 from W137 million in 2002, which mainly resulted from increases in fees payable to Mr. Myoung-Jin Lee, Web hosting costs, server housing fees to KIDC and software maintenance costs; and

•	a 162.1% increase in depreciation to W1,106 million in 2003 from W422 million in 2002, which mainly resulted from the purchase of servers and, to a lesser extent, personal computers in 2003.

Gross profit and margin
      As a result of the foregoing, our gross profit increased by 340.1% to W35,565 million in 2003 from W8,081 million in 2002. Our gross profit margin increased to 83.8% in 2003 from 82.3% in 2002.

Operating expenses
      Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 124.3% to W11,115 million in 2003 from W4,956 million in 2002, primarily due to:

•	a 198.6% increase in advertising expenses to W4,285 million in 2003 from W1,435 million in 2002, which mainly resulted from the introduction of increased marketing campaigns, including online and celebrity marketing;

•	a 113.2% increase in fee payments consisting of fees paid to payment service providers and sales commissions paid to promotional agents distributing Ragnarok Online to Internet cafés to W2,624 million in 2003 from W1,231 million in 2002, primarily due to an increase in revenue in Korea;

•	a 119.7% increase in salaries and wages to W1,738 million in 2003 from W791 million in 2002, primarily as a result of increase in the average number of employees during the periods under review; and

•	our recording an impairment loss of W777 million in 2003, resulting from our W1 billion cash investment in an online game portal business in May 2003. In December 2003, due to poor performance and operating results, we sought to nullify the investment arrangement and recovered W223 million in cash and recorded the remaining W777 million as impairment loss.
      Research and development expenses. Since technological feasibility had not yet been reached with respect to R.O.S.E. Online, Requiem and Ragnarok Online 2, our research and development expenses increased 96.0% to W1,597 million in 2003 from W815 million in 2002, primarily due to expensing of all costs, including salaries and wages and provision for severance indemnities, relating to the licensing of R.O.S.E. Online and development of Ragnarok Online 2 and Requiem.

Operating income and operating profit margin
      As a result of the cumulative effects of the reasons stated above, we recorded operating income of W22,853 million in 2003, as compared to operating income of W2,310 million in 2002, and our operating margin improved to 53.9% in 2003 from 23.5% in 2002.

Net other expense
      Our net other expense increased 141.5% to W5,649 million in 2003 from to W2,339 million in 2002 primarily due to a 139.8% increase in interest expense to W5,947 million in 2003 from W2,480 million, resulting primarily from a 133.8% increase in payments to Sunny YNK to W5,738 million in 2003 from to W2,454 million, which are linked to our revenues based on Ragnarok Online, which significantly increased in 2003 compared to 2002 as described above. See “— Overview — Foreign currency effects”.

Income tax expenses
      Our income tax expenses increased as a result of an increase in our taxable income. In 2003, however, we were entitled to a reduced tax rate of 14.85% by virtue of the Special Tax Treatment Control Law of Korea. Applying this reduced tax rate, we recorded income tax expenses of W2,535 million in 2003.

Net income (loss)
      As a result of the cumulative effects of the reasons stated above, we recorded net income of W14,669 million in 2003, as compared to net loss of W496 million in 2002.

Impact of inflation
      In view of our brief operating history, we believe that inflation in Korea and our other principal markets has not had a material impact on our results of operations. Inflation in Korea was 4.1% in 2001, 2.7% in 2002, 3.6% in 2003 and 3.6% in 2004.

Impact of foreign currency fluctuations
      See Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

Government, Economic, Fiscal, Monetary or Political Policies or Factors
      See Item 3.D. “Risk Factors — Risks Related to The Republic of Korea”, Item 4.B. “Business Overview — Laws and Regulations” and Item 10.E. “Taxation”.

5.B.	Liquidity and Capital Resources

Liquidity
      The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,

	2001		2002		2003		2004		2004(1)

Cash and cash equivalents at beginning of period	W	39	W	1,820	W	560	W	5,405	US $	5,220

Net cash provided by operating activities		922		(4,314)		15,717		32,634		31,528
Net cash used in investing activities		(589)		(3,520)		(10,564)		(19,007)		(18,361)
Net cash provided by (used in) financing activities		1,448		6,574		(308)		(2,627)		(2,538)

Net increase (decrease) in cash and cash equivalents		1,781		(1,260)		4,845		11,000		10,629

Cash and cash equivalents at end of period	W	1,820	W	560	W	5,405	W	16,405	US $	15,849

Note:

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of W1,035.1 to US$1.00, the noon buying rate in effect on December 31, 2004 as quoted by the Federal Reserve Bank of New York.
      Prior to the commercial launch of Ragnarok Online, our principal sources of liquidity were cash from equity financing and incurrence of debt, including the debt we incurred from Sunny YNK. Following the commercial launch of Ragnarok Online, our principal sources of liquidity have been cash flows from our operating activities and equity financing and, to a lesser extent, short-term borrowings. Net cash used in investing activities have consisted primarily of investments in game engines, network servers and, to a lesser extent, personal computers. As a result, our net property and equipment increased from W5,694 million as of December 31, 2003 to W14,951 million (US$14,444 thousand) as of December 31, 2004.
      In order to resolve short-term liquidity issues that may arise from time to time in the course of our business, we have in the past obtained short-term borrowings at market rates from other game developers. In February

2003, we obtained a loan of W3 billion at an annual interest rate of 18% from IAMBiz Co., Ltd., which subsequently changed its name to Rhoceo Co., Ltd., to satisfy short-term liquidity needs relating to marketing and promotional activities for Ragnarok Online and for working capital. In September 2003, we fully repaid this loan with positive cash flow generated by Ragnarok Online. Since then, we have not incurred any additional short-term borrowing and no short-term borrowings were outstanding as of December 31, 2004. In order to resolve long-term liquidity issues, we have traditionally resorted to the issuance of equity securities such as the rights offering that we conducted in March 2003. In 2002, in order to resolve long-term liquidity issues prior to the commercial launch of Ragnarok Online, we entered into an exclusive distribution agreement with Sunny YNK pursuant to which we received a lump sum payment in the amount of W7,000 million at the inception of the agreement, which we recorded as debt on our balance sheet. Since then, we have been able to satisfy our liquidity needs with cash flow from operations and do not expect to enter into such arrangements in the future. Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We deposit our cash in demand deposits, short-term financial instruments, which primarily consist of time deposits with maturity of one year or less, and money market funds with a rolling maturity of 90 days or less. Our short-term financial instruments increased from nil as of December 31, 2002 to W1,600 million as of December 31, 2003 and to W8,900 million (US$8,598 thousand) as of December 31, 2004 primarily as a result of increased net cash from our operations during the period.
      Cash received in the form of initial license fees are recognized as revenues on a monthly basis over the life of our license agreements as described in Item 5.A. “— Overview — Revenue recognition”. The portion of initial license fees not yet recognized as revenues are reflected in our balance sheet as deferred income. Our total deferred income, both short-term and long-term, decreased from W1,542 million as of December 31, 2002 to 3,051 million as of December 31, 2003 and to W6,310 million (US$6,096 thousand) as of December 31, 2004 primarily due to our recognizing an increased portion of initial license fees that we received in 2002, 2003 and 2004 as revenues.
      Cash flows from operating activities. Our increase in net cash provided by operating activities from 2001 to 2004 was primarily the result of our recording net income in 2003 and 2004 compared to net losses in 2001 and 2002. Our increase in net cash provided by operating activities in 2003 also reflected an adjustment of W1,638 million for depreciation and amortization. This increase was partially offset by W994 million in deferred income taxes that we recorded in 2003. Our increase in net cash provided by operating activities in 2004 reflected an adjustment of W3,303 million (US$3,191 thousand) for depreciation and amortization, of W3,260 million (US$3,149 thousand) for deferred income from the renewal of sales contract, and of W913 million (US$882 thousand) for provision for accrued severance benefits. This increase was partially offset by W2,093 million (US$2,024 thousand) in deferred income taxes that we recorded in 2004. The increases in deferred expense and accounts payable on our balance sheet as of December 31, 2004 primarily reflected the fees that we incurred in connection with our initial public offering on NASDAQ in the amount of W1,735 million (US$1,676 thousand), which were unpaid as of December 31, 2004, and then paid in full in February and May 2005.
      Cash flows from investing activities. Our increase in net cash used in investing activities from 2001 to 2004 reflected purchases of property and equipment in these years in connection with the general growth of our businesses and the increase in payment of leasehold deposits. In addition, our net cash used in investing activities in 2003 and 2004 reflected our investment of our excess cash in short-term financial instruments in the amount of W2,200 million in 2003 and W7,300 million (US$7,052 thousand) in 2004, investment of W1 billion in a game portal business and acquisition of golf membership in the amount of W892 million in 2003, and an investment of W1,243 million (US$1,201 thousand) through our Japan subsidiary in the Animation Production Committee, a joint venture for the production and marketing of Ragnarok the Animation, in 2004. In March 2004, we entered into an agreement to purchase from Choongang Mutual Savings Bank an office building to house part of our headquarters for W8,150 million in cash, which has been fully paid.
      Cash flows from financing activities. Our net cash provided by financing activities has been primarily affected by the issuance of common shares in 2003 and the incurrence of debt from Sunny YNK in 2002. In March 2003, we received net proceeds of W3,206 million from the sale of 2,148,900 common shares at W1,500 per share. Our net cash provided by financing activities in 2001 and 2002 consisted of proceeds from the issuances of common stock, consisting of 600,000 shares in January 2001, 1,200,000 shares in October 2001 and 600,000 shares in January 2002, each at W500 per share. In February and April 2002, we entered into agreements with Sunny YNK pursuant to which we granted it the exclusive right to distribute Ragnarok Online for a contractual period of three years from the date Ragnarok Online was first commercialized. In consideration, we received a lump sum payment in the amount of W7,000 million at the inception of these agreements, which we recorded as debt on our balance sheet.

Capital resources
      As our overseas operations are conducted primarily through our subsidiaries and our overseas licensees, our ability to finance our operations and any debt that we or our subsidiaries may incur depends, in part, on the payment of royalties and other fees by our overseas licensees and, to a lesser extent, the flow of dividends from our subsidiaries.
      As of December 31, 2004, our primary source of liquidity was W16,405 million (US$15,849 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities, will be sufficient to meet our capital needs for at least the next 12 months. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may, however, require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. See note 11 to our audited consolidated financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In the past, we also raised cash by entering into indebtedness arrangements such as the transaction entered into with Sunny YNK as described in Item 5.A. “— Overview — Interest expense”. In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. As of December 31, 2004, we had no lines of credit or other credit facilities. We also have not entered into any material financial guarantees or similar commitments to guarantee the payment obligations of third parties. Financing may not be available in amounts or on terms acceptable to us, if at all.
      We expect to have capital expenditure requirements for the ongoing expansion into other markets, including hardware expenditures for continuous expansions and upgrades to our existing server equipment, and also for game development, acquiring and publishing third party game developers or games developed by them and continuing to invest in enhancing our technological, marketing, distribution and service capabilities. We believe that our internal cash flow from operations, together with our proceeds from our initial public offering in February 2005 will be sufficient to satisfy our working capital requirements through at least the first quarter of 2006, including our new game development expenditures for Requiem and Ragnarok Online 2.
5.C.     Research and Development, Patents and Licenses, etc.
      See Item 5.A. “Business Overview — Game development and publishing” for our research and development.
      Our intellectual property is an essential element of our business operations. We rely on copyright, trademark, trade secret and other intellectual property law, as well as non-competition, confidentiality and license agreements with our employees, suppliers, licensees, business partners and others to protect our intellectual property rights. Our employees are generally required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership rights that they may claim in those works. With respect to copyrights and computer program rights created by our employees within their employment scope and which are made public bearing our name, we are not required to pay any additional compensation to our employees.
      In developing Ragnarok Online, we obtained an exclusive license from Mr. Myoung-Jin Lee to use the storyline and characters from his cartoon titled “Ragnarok” for the production of online games, animation and character merchandising. See Item 4.B. “Business Overview — Our products — Massively multiplayer online role playing games — Massively multiplayer online role playing games currently offered — Ragnarok Online” above.

      We are the registered owner of two registered software copyrights to Ragnarok Online and Arcturus, a PC-based game, each of which we have registered with the Program Deliberation and Mediation Committee of Korea. As of December 31, 2004, we owned over 32 registered domain names, including our official website and domain names registered in connection with each of the games we offer. We also had registered trademarks and trademark applications pending at patent and trademark offices in 15 countries covering eight discrete trademarks, two design patents and three analogous design patents, which are variations of the two design patents, registered with the Korea Intellectual Property Office, and registered copyrights covering 11 game characters, in each case as of December 31, 2004.
5.D.     Trend Information
      Trends, uncertainties and events which could have a material impact on our sales, operating revenues and liquidity and capital resources are discussed above in Item 5.A. “— Operating Results” and Item 5.B. “— Liquidity and Capital Resources”.
5.E.     Off-Balance Sheet Arrangements
      As of December 31, 2004, we did not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts. In 2005, we began entering into derivatives arrangements to hedge against the risk of foreign currency fluctuations. As of June 29, 2005, we had foreign currency forward contracts outstanding in the aggregate notional amount of US$70 million. See Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.
5.F.     Contractual Obligations
      We have financed our operations primarily through incurrence of debt from third parties, such as Sunny YNK, cash flows from operations as well as equity investments by our founder and current shareholders. The following table sets forth a summary of our contractual cash obligations due by period as of December 31, 2004.

	Payments Due by Period

			Between 1		Between 3
	Up to		and		and		Beyond
	1 Year		3 Years		5 Years		5 Years		Total

	(In millions of Won)
Long-term debt obligations	W	1,278	W	—	W	—	W	—	W	1,278
Operating lease obligations		728		5		—		—		733
Purchase obligations(1)		—		—		—		—		—

Total	W	2,006	W	5	W	—	W	—	W	2,011

Note:

(1)	As of December 31, 2004, we incurred no purchase obligations.
      Our long-term debt obligations represent the outstanding balance as of December 31, 2004 of the debt we incurred from Sunny YNK in 2002 pursuant to the transaction entered into with Sunny YNK as described in “— Overview — Interest expense”. All of this amount is due within one year since our agreement with Sunny YNK expires in July 2005, at which time we expect all of the principal amount to have been repaid and we will no longer be obligated to make payments to Sunny YNK. As there is no interest rate stated in the agreement with Sunny YNK, the interest is imputed based on the difference between the principal amount of the loan and the total payments expected to be made pursuant to the agreement. Accordingly, the repayment of principal balance to Sunny YNK is variable each year in accordance with the amount of annual revenue generated from distribution of RAGNAROK and deduction of annual interest expense allocated using the interest rate method. We do not plan to extend or renew this arrangement.
      Our contractual cash obligations consist of operating leases for office space. The lease payments due by December 31, 2005 will be W678 million, W23 million and W27 million for our principal offices in Seoul, U.S. subsidiary and Japan subsidiary respectively. The lease terms expire December 2005, April 2005 and

February 2006 for our principal offices in Seoul, U.S. subsidiary and Japan subsidiary respectively. The renewal terms are subject to market conditions.
      For a description of our commercial commitments and contingent liabilities, see Note 9 of the notes to our consolidated financial statements.
      As of December 31, 2004, we had no lines of credit or other credit facilities. We also have not entered into any material financial guarantees or similar commitments to guarantee the payment obligations of third parties.
      For a description of our legal proceedings, see Item 8 “Financial Information — Legal Proceedings”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.     Directors and Senior Management
      The names and positions of our directors and executive officers are set forth below. The business address of all of our directors and executive officers is our registered office at Shingu Building, 620-2 Shinsa-dong, Gangnam-gu, Seoul 135-894, Korea.
Executive Directors

Name	Position

Jung Ryool Kim	Chairman
David Woong-Jin Yoon	Representative Director and Chief Executive Officer
Richard Hyonkook Kim	Executive Director and Chief Strategy Officer
Kwan Shik Seo	Executive Director and Chief Financial Officer
      Jung Ryool Kim is one of our founders and has served as our director since our inception in April 2000 and as one of our joint representative directors since August 2004. Mr. Kim has never served as our Chief Executive Officer. From June 1992 to February 1995 and since August 2000, Mr. Kim has been the representative director of Utak Co. Ltd., a game company in Korea. He has over 25 years of experience in the game industry and has served in many leadership positions at several Korean game industry associations, including as president of the Korea Amusement Machine Manufacturers Association, chairman of the executive committee for the Korea Amuse World Game Expo 2004, and chairman of the Korea Entertainment System Industry Association. He is also a recipient of a number of government awards and recognitions, including awards from the Republic of Korea and Korea’s Minister of Culture and Tourism for his contributions to exporting Korean games in 2003. Mr. Kim graduated from the Teacher’s College High School of Korea University and completed the chief executive program at Yonsei University’s Graduate School of Public Administration.
      David Woong-Jin Yoon has served as our representative director and chief executive officer since March 2005. Mr. Yoon served as our independent director from December 2004 to March 2004. Prior to joining us, Mr. Yoon was the president and chief executive officer of R&A Holdings Korea Co., Ltd. a company specializing in investments in Korea and overseas, since January 2004. From 2002 to January 2004, Mr. Yoon served as the president and chief executive officer of Crosscert, a digital security company that was formed as a joint venture with VeriSign. From 1997 to 2002, Mr. Yoon served as a managing director of Clarion Capital, a private equity investment company. While at Clarion, Mr. Yoon served as the chief executive officer of two portfolio companies in the information technology industry. From 1994 to 1997, Mr. Yoon worked as a consultant at Boston Consulting Group, and from 1988 to 1992, he worked as a supervising senior accountant at KPMG. Mr. Yoon holds a bachelor’s degree and a master’s degree in accounting from University of Southern California, and a master’s degree in business administration from University of Pennsylvania’s Wharton School. Mr. Yoon is a certified public accountant in the United States.
      Richard Hyonkook Kim has served as our chief strategy officer since March 2005. Mr. Kim served as our joint representative director and chief executive officer from August 2004 to March 2005. Prior to joining us, Mr. Kim was the head of the Hong Kong office of Dongwon Securities Co., Ltd., a Korean securities and investment company. From January 2001 to February 2003, Mr. Kim was the chief financial officer of Phantagram Interactive, a game company in Korea. From December 1998 to December 2000, Mr. Kim was the chief executive officer of Venture Source, a consulting company. For seven years prior to November 1998,

Mr. Kim held various sales positions in a number of investment banks, including Merrill Lynch, Jardine Fleming Securities (now part of JPMorgan Securities) and SG Securities. Mr. Kim has over four years of experience in the game industry. Mr. Kim holds a bachelor’s degree in political science and economics from University of California, Berkeley and a juris doctor degree from Boston College Law School.
      Kwan Shik Seo has served as our chief financial officer and standing director since April 2004. From July 2001 to February 2004, Mr. Seo served as chief financial officer to Tiger Oil Corporation, an oil importer and distributor, and Xeniss Life Science, a bio venture company. From August 1999 to February 2000, Mr. Seo served as a director at Arthur Anderson Korea, and from August 1985 to July 1999, he was employed at a Korean merchant bank. Mr. Seo holds a bachelor’s degree in business administration from Sogang University and a master’s degree in business administration from Korea Banking Institute.
Independent Directors
      Under the Nasdaq listing requirements, a majority of our board of directors is required to consist of independent directors. The independence standards under the Nasdaq rules exclude, among others, any person who is a current or former employee of a company (for the current year or the past three years) or of any of its affiliates, as well as any immediate family member of an executive officer of a listed company or of any of its affiliates.

Name	Position

Myung Whan Suh	Independent director and audit committee member
Chan Joong Park	Independent director and audit committee member
So Young Choi	Independent director and audit committee member
Jong Mahn Park	Independent director
Mu Sik Jung	Independent director
Hyung Oh Yoo	Independent director
      Myung Whan Suh was elected as our independent director and member of the audit committee at our shareholders’ meeting in December 2004. Mr. Suh serves as the president of Korea Venture Forum, a non-profit organization chartered by the Korea Ministry of Commerce, Industry and Energy, since 2000. From December 1999 to July 2001, Mr. Suh served as the president and chief executive officer of GNG Networks Inc., an Internet infrastructure company. Mr. Suh holds a bachelor’s degree in law and a master’s degree in management from Seoul National University, a master’s degree in business administration from University of Chicago, and a doctor’s degree in computers and information systems from University of Rochester. Mr. Suh is a certified public accountant licensed in the State of Colorado.
      Chan Joong Park was elected as our independent director and member of the audit committee at our shareholders’ meeting in March 2005. Mr. Park currently serves as vice president of corporate strategy at SK Chemicals, where he has worked since February 2003. From 1997 to January 2003, Mr. Park worked at McKinsey & Co. as associate principal. From 1989 to 1995, Mr. Park served as deputy director of the Ministry of Commerce, Industry and Energy. Mr. Park holds a bachelor’s degree and a master’s degree in business from Seoul National University and a master’s degree in business administration from University of Michigan, Ann Arbor.
      So Young Choi was elected as our independent director and member of the audit committee at our shareholders’ meeting in March 2005. Mr. Choi currently serves as president and chief executive officer at T-Plus Consulting Inc., where he has worked since March 2003. From October 1994 to March 2003, Mr. Choi worked at the Boston Consulting Group, where he was a practice leader of the consumer and retail group, a regional node of the BCG Asia Pacific consumer and retail group and the organizational and human resources group. From 1992 to 1994, Mr. Choi worked at Hyundai International Merchant Bank as business analyst in the securities and international finance divisions. Mr. Choi holds a bachelor’s degree in economics from Seoul National University and a master’s degree in business administration from the International Institute for Management Development.
      Jong Mahn Park was elected as our independent director at our shareholders’ meeting in March 2005. Mr. Park is currently director of customer support and trust and safety at Internet Auction Co., an eBay affiliate, which he served since July 2004. From 1999 to June 2004, Mr. Park worked at the Boston Consulting Group as manager covering the financial services and hi-tech sectors. From 1996 to 1997, Mr. Park worked as general manager of product planning at Future Systems, a computer network technology company in Korea. From 1990 to 1995, Mr. Park worked as manager of software development at LG Software Ltd. Mr. Park holds a bachelor’s degree and a master’s degree in computer engineering from Seoul National University and a master’s degree in business administration from University of Michigan.
      Mu Sik Jung was elected as our independent director at our shareholders’ meeting in March 2005. Mr. Jung is currently the president of the Korea Game Developer Association, a game industry organization, which he has served since December 1999. Mr. Jung also currently serves as the head of the planning team of the development department at NCsoft, a Korean online game company, where he has worked since July 2003. From 1994 to July 2003, Mr. Jung was a director of the development team at Trigger Soft Corporation, a game development company, 88% of whose equity interest we currently own. Mr. Jung is professor of multimedia game design at Seoul Digital University, where he has taught since August 2002. Mr. Jung holds a bachelor’s degree in microbiology from Han Nam University.
      Hyung Oh Yoo was elected as our independent director at our shareholders’ meeting in March 2005. Mr. Yoo served as vice chairman of the Korea Association of Game Industry, an industry organization, from April 2004 to March 2005. From March 2000 to April 2004, Mr. Yoo served as chief executive officer and chief consultant for game business of GameBridge, Inc., a game consulting company. From 1991 to March 2000, Mr. Yoo worked as a reporter for The Electronic Times, a daily newspaper for the electronics industry, covering the game, visual content and home electronic industries. Mr. Yoo holds a bachelor’s degree in mass communication and journalism from Sungkyunkwan University.
Executive Officers
      In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Position

Kyu Hyeong Lee	Senior Executive Vice President of Human Resources
Young Soo Lee	Executive Vice President of Public Relations
Sang Keun Kim	Executive Vice President of Game Publishing
William Woosuk Song	Executive Vice President of Finance and Accounting
      Kyu Hyeong Lee has served as our senior executive vice president of human resources since April 2005. Mr. Lee worked as a human resources consultant for the Interim Management Service, a management consulting company, from August 2004 to April 2005 and director of human resources at Cisco Systems Corp./ Korea from June 2002 to August 2004. Mr. Lee also worked at Tyco International Ltd./ Asia Region from June 1996 to April 2002 and Compaq Computer Corp/ Korea from 1995 to 1998. Mr. Lee graduated from Yonsei University with a bachelor’s degree in law and studied human resources management at City University of New York. He also received a MBA degree from Helsinki Graduate School of Economics and Business Administration.
      Young Soo Lee has served as our executive vice president of public relations since August 2004. From May 1997 to September 2003, Mr. Lee served as the head of the game production team at Kyoungin Broadcasting (i-TV). Mr. Lee graduated from Hanyang University with a bachelor’s degree in communications.
      Sang Keun Kim has served as our executive vice president of game publishing since April 2005. Mr. Kim is primarily responsible for planning game strategy and directing the development of R.O.S.E. Online. Since May 2005, Mr. Kim has been the chief executive officer of Trigger Soft, the developer of R.O.S.E. Online whose controlling interest we acquired in March 2005. Mr. Kim served as the chief executive officer of E-nori Soft, an online game developer, from March 2003 to May 2004, as chief technology officer of ARAIDC, an online game developer, from March 2001 to Feb 2002, as professor of digital media at Kookmin University from 1999 to 2004, and as chief research at Hyundai Electronics Software R&D Institute from 1994 to 1999. Mr. Kim received a bachelor’s degree in electronics from Kookmin University and a Ph.D in electronics from Korea University.
      Mr. William Woosuk Song has served as our executive vice president of finance and accounting since June 27, 2005. Mr. Song has more than 16 years of experience in finance and accounting. Mr. Song worked as director of finance at Volvo Construction Equipment Korea, Ltd. from January 2004 to June 2005. Mr. Song also served as controller of Cisco Systems Korea Ltd. from 2000 to January 2004 and as finance manager at the Asia-Pacific finance division at Cisco Systems Inc. from 1996 to 1999. Prior to that, Mr. Song worked at Read-Rite Corporation, Deloitte & Touche LLP and Samsung Semiconductor, Inc. as senior financial analyst, senior accountant in the audit department and financial analyst, respectively. Mr. Song received his bachelor’s degree in computer information system and master’s degree in business administration from San Francisco State University. Mr. Song has been a certified public accountant in the United States since 1995.
      In late June 2005, we hired Mr. Song to serve as our executive officer whose primary responsibility relates to financial and accounting reporting. We expect Mr. Song to be elected as one of our executive directors during an extraordinary meeting of our shareholders currently contemplated to be held in the third quarter of 2005. We also expect Mr. Song to assume the role of our chief financial officer by succeeding to Mr. Seo, our incumbent chief financial officer, in the third quarter of 2005. Mr. Seo will remain as our executive officer and will retain the responsibility of focusing on enhancing our internal control and enterprise reporting system to address compliance issues under Section 404 of the Sarbanes-Oxley Act.
      The registered address of our directors and executive officers is Shingu Building, 620-2 Shinsa-dong, Gangnam-gu, Seoul 135-894, Korea.
6.B.     Compensation
      We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2004, the aggregate amount of compensation paid by us to all directors and executive officers and our statutory auditor was W322 million, and this amount excludes W149 million set aside or accrued to provide for retirement or similar benefits to our executive officers. At our general meeting of shareholders held on March 26, 2004, our shareholders approved an aggregate amount of up to W1.4 billion as compensation for our directors for 2005.
      We have also granted an aggregate of 36,000 shares of stock options to four directors and officers. See Item 6.E. “Share Ownership — Stock Option Plan”.
      Under the Korean Labor Standard Act, we are required to pay a severance amount to eligible employees, including directors and officers, who voluntarily or involuntarily terminate their employment with us, including through retirement. The severance amount for our officers and directors equals the monthly salary at the time of his or her departure, multiplied by the number of continuous years of service, and further multiplied by a discretionary number set forth in our severance payment regulation, which depending on the position of the officer or director ranges from three to five. As of December 31, 2004, we provided W1,182 million (US$1,142 thousand), being 100% of our severance liability as of such date, of which W222 million (US$214 thousand) was placed on deposit at an insurance company. Under Korean law, we are required to pay that amount to each employee as his or her employment with us terminates, unless the employee elects to receive payment at an earlier date.
      We maintain a directors’ and officers’ liability insurance policy covering potential liabilities of our directors and officers. The directors and officers liability insurance does not cover liabilities arising from lawsuits brought by overseas investors for alleged violations of the U.S. federal securities laws or the Nasdaq listing requirements.
6.C.     Board Practices
Board of directors
      Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as currently in effect, provide for a board of directors comprised of not less than three directors and also provide for an audit committee, a compensation committee and a director nomination committee. The directors are elected at a shareholders’ meeting by a majority vote of the shareholders present or represented, so long as the quorum is met by a representation of not less than one third of all issued and outstanding shares with voting rights.
      Each of our directors is elected for a term of three years, which may be extended until the close of the annual general meeting of shareholders convened in respect to the last fiscal year of such director’s term. However, directors may serve any number of consecutive terms and may be removed from office at any time by a special resolution adopted at a general meeting of shareholders.
      The board of directors elects one or more representative directors from its members. A representative director is authorized to represent and act on behalf of such company and has the authority to bind such company. A company may have (i) one sole representative director, (ii) two or more co-representative directors or (iii) two or more joint representative directors. The powers and authorities of a sole representative director and any co-representative directors are exactly the same while the only distinction for joint representative directors is that they must act jointly (i.e., all of the joint representative directors must act together in order to bind the company while co-representative directors may act independently). Currently our board of directors has elected David Woong-Jin Yoon as our representative director. Under the Korean Commercial Code and our articles of incorporation, any director with special interest in an agenda of a board meeting may not exercise his voting rights in such board meeting.

Independent directors
      Our ADSs are listed on Nasdaq and we are subject to the Nasdaq listing requirements applicable to non-U.S. companies. Under the Nasdaq listing requirements, we are required to appoint a minimum of three independent directors, unless we receive an exemption from Nasdaq to appoint a lesser number. The independence standards under the Nasdaq rules exclude, among others, any person who is a current or former employee of a company (for the current year or the past three years) or of any of its affiliates, as well as any immediate family member of an executive officer of a listed company or of any of its affiliates. We also intend to comply with the Nasdaq listing requirements regarding audit committee requirements.
Committees of the board of directors
      Under our articles of incorporation, we currently have three committees that serve under our board of directors:

•	the audit committee

•	the director nomination committee; and

•	the compensation committee.

Audit committee
      Under the U.S. Sarbanes-Oxley Act of 2002 and the Nasdaq listing requirements, non-U.S. issuers such as ourselves are required to comply with the Nasdaq audit committee requirements by July 31, 2005. To comply with the SEC rules and regulations and the Nasdaq listing requirements regarding the need for, and composition of, an audit committee, we established an audit committee at our extraordinary shareholders meeting in December 2004.
      The audit committee currently consists of the following directors: Myung Whan Suh, Chan Joong Park and So Young Choi, all of whom are independent as set forth in the Nasdaq listing requirements. All of our independent directors are financially literate and have accounting or related financial management expertise. Our board of directors has determined that Myung Whan Suh is an “audit committee financial expert”, as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. The audit committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. Under the Korean Commercial Code, if a company establishes an audit committee, such company is not permitted to have a statutory auditor. The audit committee is chaired by Myung Whan Suh.

Director nomination committee
      The Director nomination committee consists of the following three directors, Chan Joong Park, Jong Mahn Park and Hyung Oh Yoo, all of whom are independent as set forth in the Nasdaq listing requirements. This committee will be responsible for recommending and nominating candidates for our director positions and related matters. The committee is currently chaired by Jong Mahn Park.

Compensation committee
      The Compensation committee consists of following three directors, Mu Sik Jung, Chan Joong Park and Hyung Oh Yoo, all of whom are independent as set forth in the Nasdaq listing requirements. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee is currently chaired by Hyung Oh Yoo.
6.D.     Employees
      As of December 31, 2004, we had 399 full-time employees, of whom 375 were located in Korea and 24 were stationed overseas. The following table sets forth the number of our employees by department as of the dates indicated.

	December 31,

	2001	2002	2003	2004

Senior management	5	6	4	7
Finance	2	4	4	8
Marketing	2	15	18	27
Game development and support	27	167	225	357

Total	36	192	251	399

      We do not have a labor union and none of our employees are covered by collective bargaining agreements, except for an agreement with us and our employees, as required under Korean law, to set up procedures to formally hear complaints from our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.
      As of December 31, 2004, GRAVITY Interactive LLC employed 22 employees in the United States, and GRAVITY Entertainment Corporation employed three employees in Japan. None of the employees of GRAVITY Interactive or GRAVITY Entertainment are represented by a labor union or covered by a collective bargaining agreement.
      We have entered into a standard annual employment contract with most of our officers, managers and employees. These contracts include a covenant that prohibits the officer, manager or employee from engaging in any activities that compete with our business during, and for six months after, the period of their employment with our company.
      Under the Korean Labor Standard Act, employees with more than one year of service with us are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by the number of continuous years of employment. In addition, we provide our registered directors with a lump sum payment upon voluntary or involuntary termination of their employment in the amount of three to five times the monthly salary of the departing registered directors at the time of termination of employment.
      Pursuant to the Korean National Pension Law, we are required to pay 4.5% of each employee’s annual wages to the National Pension Corporation. Our employees are also required to pay 4.5% of their annual wages to the National Pension Corporation. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. The total amount of contributions we made to the National Pension Corporation in 2002, 2003 and 2004, was W142.9 million, W267.9 million and W536.7 million, respectively.

6.E.     Share Ownership
      Some of our directors and officers own our common shares. See Item 7.A. “Major Shareholders”.
Stock option plan
      Under our articles of incorporation and the Venture Business Promotion Act, we may grant options for the purchase of our shares to certain qualified officers, employees and third parties. Set forth below are the details of our stock option plan as currently contained in our articles of incorporation.

•	Stock options may be granted to our officers and employees who have contributed or are qualified to contribute to our establishment, management, overseas business and technical innovation. Notwithstanding the foregoing, no stock options may be granted to any executive officer or employee who is (i) our largest shareholder, (ii) a holder of 10% or more of our shares outstanding, (iii) certain specially related persons of the person set forth in (i) and (ii) above, or (iv) a shareholder who would own 10% or more of our shares upon exercise of options granted under the stock option plan.

•	Stock options may be granted by a special resolution of our shareholders with the aggregate number of shares issuable not to exceed 50% of the total number of our then issued and outstanding common shares.

•	Upon exercise of stock options, we will deliver our common shares or pay in cash the difference between the market price of our shares and the option exercise price.

•	Stock option granted under the stock option plan will have a minimum exercise price equal to the higher of (i) the market price of our shares calculated pursuant to the method under the Inheritance and Gift Tax Law and (ii) the par value of our shares.

•	Stock options can vest after two years from the stock option grant date and can be exercised up to five years from the date of the grant. The stock option may be cancelled by a resolution of our board of directors if (i) the officer or employee who holds the option voluntarily resigns or is discharged from office prior to the vesting date; (ii) the officer or employee who holds the option causes material damage to us by willful misconduct or negligence; (iii) we are unable to deliver our shares or pay the prescribed amount due to bankruptcy or dissolution, or (iv) the occurrence of any cause for cancellation of stock options specified in the stock option agreement.
      On December 24, 2004, our shareholders approved the implementation of our employee stock option plan and the granting of stock options under this plan to our directors, officers and employees.
      Each stock option confers the right on the grantee to purchase one share of our common stock at the exercise price. The exercise price for these stock options are, in the case of directors, officers and three senior employees, W55,431 per share, representing the price per share of our common shares (or ADS equivalent) offered to the public in our initial public offering of February 2005, and in the case of all other eligible employees, W45,431 per share, representing the price per share offered to the public less W10,000 per share. A total of 271,000 shares of stock options were granted, representing 4.9% of our total number of shares issued as of December 31, 2004, consisting of 36,000 shares to four directors and officers named below and 235,000 shares to a total of 290 eligible employees.

      The following table sets forth the breakdown of stock options grants made with respect to our common stock to our directors and officers, describing the positions held by such directors and officers, exercise price and the number of options as of December 31, 2004.

		Exercise	Number of
		Price	Granted
Name and Position	Position	(In Won)	Options

Richard Hyonkook Kim	Executive Director and Chief Strategy Officer	W55,431	12,000
Kwan Shik Seo	Executive Director and Chief Financial Officer	55,431	8,000
Young Soo Lee	Director of Public Relations	55,431	6,000
Other(1)		55,431	10,000

		Total	36,000

Note:

(1)	Represents options held by Yeon-Ho Moon, a former executive officer.
      These options are vested in four equal annual installments starting from the second anniversary of the option grant date. Once vested, the options must be exercised within one year from the vesting date and any options not exercised during such time period are deemed to have terminated. For example, Mr. Richard Hyonkook Kim, our chief strategy officer, who received stock options for a total of 12,000 shares of our common stock, will be able to exercise his options for (i) 3,000 shares from December 24, 2006 until December 23, 2007, (ii) 3,000 shares from December 24, 2007 until December 23, 2008, (iii) 3,000 shares from December 24, 2008 until December 23, 2009, and (iv) the entire 3,000 shares from December 24, 2009 until December 23, 2010.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.     Major Shareholders
      The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of June 29, 2005, by:

•	each person who is the beneficial owner of more than 5% of our common shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group
based on 6,948,000 of our common shares outstanding. This table assumes no exercise of outstanding stock options. None of our common shares entitles the holder to any preferential voting rights.

	Number of Shares	Percentage
	Beneficially Owned(1)	Beneficially Owned(1)

Five percent and shareholders:
Jung Ryool Kim(2)(3)(4)(5)	3,396,671	48.9%
Directors and officers:	—	—
All executive officers and directors as a group	—	—

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission, and includes those securities for which voting or investment power with respect to the securities is held.

(2)	Mr. Jung Ryool Kim is the founder of GRAVITY and has served as our director since our inception. Mr. Kim’s address is Sunkyung Apt. 3-1006, Daechi-dong, Gangnam-gu, Seoul, Korea.

(3)	Includes holdings by immediate family members of Mr. Jung Ryool Kim, including 248,839 common shares (3.6%) held by Ji Young Kim (his daughter), 192,849 common shares (2.8%) held by Young Joon Kim (his son) and 155,526 common shares (2.2%) held by Ji Yoon Kim (his daughter) as of June 29, 2005.

(4)	The percentage ownership of common shares beneficially owned by Mr. Jung Ryool Kim changed in the past three years as follows: 73.1% as of October 10, 2001, 77.5% as of January 22, 2002 and 86.2% as of March 14, 2003, in each case following the issuance of additional common shares by us, 69.4% as of September 30, 2004 following the sale of shares to certain institutional and individual investors, and 48.9% as of as of June 29, 2005 following the sale of shares in connection with our public offering.

(5)	Pursuant to certain contractual arrangements between Mr. Jung Ryool Kim and certain of our shareholders, the number of common shares beneficially owned by Mr. Jung Ryool Kim may increase by 30,000 or fewer common shares, depending upon the outcome of litigation with one of our shareholders requesting the confirmation of his status as our shareholder.
7.B.     Related Party Transactions
Relationship with Mr. Jung Ryool Kim
      We currently lease our headquarters space from Mr. Jung Ryool Kim, one of our joint representative directors and our largest shareholder, at a monthly rent of W33 million and a monthly management fee of approximately W20 million, together with a security deposit of W3.8 billion. Under customary practice in Korea, the security deposit refers to a lump-sum refundable deposit, which essentially has the economics of an interest-free loan, that the lessee gives to the lessor at the beginning of the lease term in exchange for an elimination or reduction of periodic rental payments. At the end of the lease term, the security deposit is returned to the lessee. Normally, the amount of the security deposit is significantly greater than the monthly rent and therefore is entitled to protection under Korean law in order for the lessee to secure refund of the security deposit from the lessor. In order to secure the return of the security deposit, we have obtained and registered a security interest in the leased building under Korean law. This lease was entered into on August 1, 2004 with its initial term expiring on December 31, 2005 and is renewable for one more year. We believe that the terms of this lease, including the amount of monthly rent and security deposit, are in line with market rates.
Relationship with GRAVITY Interactive LLC
      In March 2003, we provided a three-year term loan in the amount of US$210,000 to our wholly-owned subsidiary, GRAVITY Interactive LLC, at an interest rate of 8% per annum in order to fund the initial costs of our U.S. subsidiary.
      In March 2003, we sold certain servers and related equipment to GRAVITY Interactive LLC for US$110,293. In May 2003, we leased to GRAVITY Interactive LLC servers and related equipment for a monthly fee of US$1,165.66 and subsequently sold them to GRAVITY Interactive LLC at US$139,879.
      In April 2003, we entered into an agreement with GRAVITY Interactive LLC for the service and distribution of Ragnarok Online in the United States and Canada pursuant to which GRAVITY Interactive LLC agreed to remit dividends to us based on a percentage of earnings.
Relationship with GRAVITY Entertainment Corporation and the Animation Production Committee
      From March to June 2004, we provided a series of loans in the aggregate amount of ¥35 million, at an annual interest rate of 9%, to GRAVITY Entertainment Corporation, formerly RO Production Co., Ltd., our then 50%-owned subsidiary in Japan, for the production and marketing of Ragnarok the Animation and working capital purposes. These loans have been fully repaid. In October 2004, we obtained from GungHo Online Entertainment Inc., then the other 50% shareholder of GRAVITY Entertainment, their ownership interest in GRAVITY Entertainment for a purchase price of zero, making us the 100% shareholder of GRAVITY Entertainment. GungHo Online Entertainment Inc. is our overseas licensee in Japan for the operation of Ragnarok Online.
      Under a consortium agreement effective in April 2004 between GRAVITY Entertainment and other parties to Animation Production Committee, a Japanese joint venture for the production and marketing of Ragnarok the Animation, GRAVITY Entertainment was obligated to contribute ¥117 million plus a 5% tax, amounting to

¥123 million, to the joint venture. As a shareholder of GRAVITY Entertainment, we fully funded this contribution amount in the form of additional capital injection.
      Pursuant to an arrangement between GRAVITY Entertainment and the joint venture, GRAVITY Entertainment is required to remit 70% of the revenues from its animation business to the joint venture. As of December 31, 2004, the amount due and owing to the joint venture by GRAVITY Entertainment amounted to ¥30 million. On the other hand, as of the same date, the amount of GRAVITY Entertainment’s account receivables outstanding from the joint venture amounted to ¥10 million.
      Pursuant to an export and copyright authorization agreement, effective in April 2004, between GRAVITY Entertainment and us, we have the exclusive license to sell Ragnarok the Animation, produced by the joint venture in which GRAVITY Entertainment participates, to Southeast Asia, which include Vietnam, Laos, Cambodia, Thailand, Malaysia, Singapore, Indonesia, Philippines, Taiwan, China and Hong Kong.
Relationship with IAMBiz Co., Ltd.
      On February 20, 2003, IAMBiz Co., Ltd., which held our 3.51% shareholder as of June 29, 2005, extended a loan in the amount of W3 billion to us at an annual interest rate of 18%, which we used to satisfy our short-term liquidity. IAMBiz was not our shareholder at the time. We repaid this loan in full in 2003 and no balance is currently outstanding. In October 2003, we disposed of our sticker photo division, together with mobile phones and digital and other cameras, to IAMBiz for proceeds of W510 million. In December 2003, we also disposed of our license to a horse racing game to IAMBiz for proceeds of W20 million. IAMBiz changed its name to Rhoceo Co., Ltd. in November 2004.
Relationship with Trigger Soft
      On May 2, 2005, we extended a one-year loan in the amount of W500 million to Trigger Soft Corporation, the developer of our R.O.S.E. Online game, at an annual interest rate of 9% payable monthly in arrears.
Housing loans to employees
      As of December 31, 2004, we had outstanding housing loans to employees amounting to W12 million (US$12 thousand) at an annual interest rate of 9%.
7.C.     Interests of Experts and Counsel
      Not applicable

ITEM 8.	FINANCIAL INFORMATION
8.A.     Consolidated Statements and Other Financial Information
Financial Statements
      All relevant financial statements are included in “Item 18. Financial Statements”.
Legal Proceedings

Class action complaints
      In May 2005, a number of putative class action complaints were filed against us and certain of our directors and executive officers in the United States District Court for the Southern District of New York on behalf of all purchasers of our ADSs traceable to the prospectus and registration statement prepared and distributed in connection with our initial public offering and/or purchasers of our ADSs in the open market during the period from February 7, 2005 to May 12, 2005. Each of the complaints alleges that certain statements made in the prospectus and the registration statement and our subsequent press releases were materially false and misleading in violation of certain provisions of the federal securities laws in that we failed to disclose and/or misrepresented: (i) that our core product, Ragnarok Online, which traditionally has accounted for approximately 95% of our revenue, was, at the time of the initial public offering, suffering from declining customer demand, increased competition and, contrary to the appearance of the growth presented in the prospectus, in a material state of decline in terms of sales; (ii) that our mobile animation business was then being negatively impacted by material adverse trends and had substantially disintegrated; and (iii) that our royalties and license fees business was then being negatively impacted by certain material adverse trends in our operations in China, which was in a state of decline despite the growth potential of the overall Chinese market for online games as presented in the prospectus. The plaintiffs seek unspecified compensatory and recissionary damages, costs and expenses from the defendants. We believe these suits are without merit, and intend to defend against them vigorously.
Dividend Policy
      Since our inception, we have not declared or paid any dividends on our common shares. Any decision to pay dividends in the future will be subject to a number of factors, including cash requirements for future capital expenditures and investments, and other factors our board of directors may deem relevant. We have no intention to pay dividends in the near future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future.
      Holders of outstanding common shares on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the common shares or any subsequent transfer of the common shares. Payment of annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, and payment of interim dividends, if any, will be made in the same year after approval by our board of directors, in each case, subject to certain provisions of our articles of incorporation and the Korean Commercial Code. See Item 10.B. “Articles of Incorporation — Description of Capital Stock — Dividend Rights”.
      Subject to the terms of the deposit agreement for the ADSs, you will be entitled to receive dividends on common shares represented by ADSs to the same extent as the holders of common shares, less the fees and expenses payable under the deposit agreement in respect of, and any Korean tax applicable to, such dividends. See Item 10.E. “Taxation — Korean Taxes — Taxation of Dividends”. The depositary will generally convert the Korean Won it receives into U.S. dollars and distribute the U.S. dollar amounts to you. For a description of the U.S. federal income tax consequences of dividends paid to our shareholders, see 10.E. “Taxation — U.S. Federal Income Tax Consideration for U.S. Persons — Equity Securities — Taxation of Dividends”.
8.B.     Significant Changes
Initial Public Offering
      On February 8, 2005, in an initial public offering we listed 8,000,000 shares of American depositary shares (“ADSs”) on the Nasdaq National Market in the United States. Of the total shares listed, we sold 5,600,000 ADSs and certain of our existing shareholders sold 2,400,000 ADSs. Our net proceeds from this offering were W71,863 million.
Purchase of controlling interest in Trigger Soft
      In May 2005, we have entered into agreements to purchase an aggregate of 88% equity interest in Trigger Soft Corporation, which develops our R.O.S.E. Online game.
      See Item 8.A. “Legal Proceedings”.

ITEM 9.	THE OFFER AND LISTING
9.A.     Offer and Listing Details
Common Stock
      Our common shares are not listed on any stock exchange or organized trading market, including in Korea. There is no public market for our common shares, although a small number of our common shares are traded in off-market transactions involving private sales primarily in Korea.

ADSs
      Following our initial public offering on February 8, 2005, the ADSs have been issued by The Bank of New York as depositary and are listed on the Nasdaq Stock Market’s National Market under the symbol “GRVY”. Each ADS represents one-fourth of one share of our common stock. As of June 29, 2005, 8,000,000 ADSs representing 2,000,000 shares of our common stock were outstanding.
      The table below shows the high and low trading prices on the New York Stock Exchange for the outstanding ADSs since January 1, 2005. Each ADS represents one-quarter of one share of our common stock.

	Price

Period	High	Low

	(in US$)
2005
First Quarter	13.77	8.04
January	N/A	N/A
February	13.77	10.30
March	11.90	8.04
Second Quarter (through June 23)
April	9.50	8.02
May	9.72	5.30
June (through June 23)	8.45	6.30
9.B.     Plan of Distribution
      Not applicable.
9.C.     Markets
      See Item 9.A. “Offering and Listing Details”.
9.D.     Selling Shareholders
      Not applicable.
9.E.     Dilution
      Not applicable.
9.F.     Expenses of the Issue
      Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
10.A.     Share Capital
      See Item 10.B. “Articles of Incorporation”.
10.B.     Articles of Incorporation
      The section below provides summary information relating to the material terms of our capital stock and our articles of incorporation. It also includes a brief summary of certain provisions of the Korean Commercial Code and related Korean law, all as currently in effect.
General
      Our total authorized share capital is 40,000,000 shares, which consists of common shares and non-voting preferred shares, each with a par value of W500 per share. Under our articles of incorporation, holders of non-voting preferred shares are entitled to dividends of not less than 1% and up to 15% of the par value of such shares, the exact rate to be determined by our board of directors at the time of issuance, provided that the holders of preferred shares shall be entitled to receive dividends at a rate not lower than that determined for holders of common shares. Our articles of incorporation does not authorize us to issue any class of shares which are redeemable.
      Under our articles of incorporation, we are authorized to issue non-voting preferred shares up to 2,000,000 shares.
      As of June 29, 2005, 6,948,900 common shares were issued and outstanding. We have not issued any equity securities other than common shares. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. Pursuant to our articles of incorporation, we may issue additional common shares without further shareholder approval. The unissued shares remain authorized until an amendment to our articles of incorporation changes the status of the authorized shares to unauthorized shares.
Dividends
      We may pay dividends to our shareholders in proportion to the number of shares owned by each shareholder. The common shares represented by the ADSs have the same dividend rights as our other common shares.
      We may declare dividends at the annual general meeting of shareholders which is held within three months after the end of each fiscal year. We pay the annual dividend shortly after the annual general meeting declaring such dividends. We may distribute the annual dividend in cash or in shares. However, a dividend in shares must be distributed at par value, and dividends in shares may not exceed one-half of the annual dividends.
      Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (i) our stated capital, (ii) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period and (iii) the legal reserve to be set aside for the annual dividend. We may not pay an annual dividend unless we have set aside as legal reserve an amount equal to at least 10% of the cash portion of the annual dividend, or unless we have an accumulated legal reserve of not less than one-half of our stated capital. We may not use our legal reserves to pay cash dividends but may transfer amounts from our legal reserves to capital stock or use our legal reserves to reduce an accumulated deficit.
      In addition to annual dividends, under the Korean Commercial Code and our articles of incorporation, we may pay interim dividends once during each fiscal year in case we earn more retained earning as of the end of the first half of such year than the retained earning not disposed of at the time of the general shareholder meeting with respect to the immediately preceding fiscal year. Unlike annual dividends, the decision to pay interim dividends can be made by a resolution of the board of directors and is not subject to shareholder approval. Any interim dividends must be paid in cash to the shareholders of record as of June 30 of the relevant fiscal year.
      The total amount of interim dividends payable in a fiscal year shall not be more than the net assets on the balance sheet of the immediately preceding fiscal year, after deducting (i) our capital in the immediately preceding fiscal year, (ii) the aggregate amount of our capital reserves and legal reserves accumulated up to the immediately preceding fiscal year, (iii) the amount of earnings for dividend payments confirmed at the general meeting of shareholders with respect to the immediately preceding fiscal year, (iv) the amount of voluntary reserves accumulated up to the immediately preceding fiscal year for special purposes pursuant to our articles of incorporation or a resolution by our shareholders and (v) the amount of legal reserves that should be set aside for the current fiscal year following the interim dividend payment. Furthermore, the rate of interim dividends for non-voting preferred shares must be the same as that for our common shares.
      We have no obligation to pay any dividend unclaimed for five years from the dividend payment date.
      Since our inception, we have not declared or paid any dividends on our common shares. Any decision to pay dividends in the future will be subject to a number of factors, including cash requirements for future capital expenditures and investments, and other factors our board of directors may deem relevant. We currently have no intention to pay dividends in the near future.

Distribution of free shares
      In addition to paying dividends in shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from our capital surplus or legal reserve to our stated capital in the form of bonus shares issued free of charge, or free shares. We must distribute such free shares to all our shareholders in proportion to their existing shareholdings. Since our inception, we have not distributed any free shares. We currently have no intention to make such distribution in the near future.
Preemptive rights and issuance of additional shares
      We may issue authorized but unissued shares at the times and, unless otherwise provided in the Korean Commercial Code, on such terms as our board of directors may determine. We must offer new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ register as of the relevant record date.
      We may issue new shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights if the new shares are issued:

•	through a general public offering pursuant to a resolution of the board of directors of no more than 50% of the total number issued and outstanding shares,

•	to the members of the employee stock ownership association,

•	upon exercise of a stock option in accordance with our articles of incorporation,

•	in the form of depositary receipts of no more than 50% of the total number issued and outstanding shares,

•	to induce foreign direct investment necessary for business in accordance with the Foreign Investment Promotion Act of no more than 50% of the total number issued and outstanding shares,

•	to domestic or overseas financial institutions, corporations or individuals for the purpose of raising funds on an emergency basis,

•	as necessary for the inducement of technology, to certain companies under an alliance arrangement with us, or

•	by a public offering or subscribed for by the underwriters for the purpose of listing on the Stock Market Division of the Korea Exchange, or KSE, or registration with the Korea Securities Dealers Association of no more than 50% of the total number issued and outstanding shares.
      We must give public notice of preemptive rights regarding new shares and their transferability at least two weeks before the relevant record date. We will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to such deadline. If a shareholder fails to subscribe by the deadline, the shareholder’s preemptive rights lapse. Our board of directors may determine how to distribute fractional shares or shares for which preemptive rights have not been exercised.
      In the case of ADS holders, the depositary will be treated as the shareholder entitled to preemptive rights.
General meeting of shareholders
      We hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary,

•	at the request of shareholders holding an aggregate of 3% or more of our outstanding shares, or

•	at the request of our audit committee.
      We must give shareholders written notice or electronic document setting out the date, place and agenda of the meeting at least two weeks prior to the general meeting of shareholders. The agenda of the general meeting of shareholders is determined at the meeting of the board of directors. In addition, a shareholder holding an aggregate of 3% or more of the outstanding shares may propose an agenda for the general meeting of shareholders. Such proposal should be made in writing at least six weeks prior to the meeting. The board of directors may decline such proposal if it is in violation of the relevant law and regulations or our articles of incorporation. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of non-voting preferred shares, unless enfranchised, are not entitled to receive notice of or vote at general meeting of shareholders.
      Our shareholders’ meetings are held in Seoul, Korea or other adjacent areas as deemed necessary.
Voting rights
      Holders of our common shares are entitled to one vote for each common share. However, common shares held by us (i.e., treasury shares) or by any corporate entity in which we have, directly or indirectly, greater than a 10% interest, do not have voting rights. Unless the articles of incorporation explicitly state otherwise, the Korean Commercial Code permits cumulative voting pursuant to which each common share entitles the holder thereof to multiple voting rights equal to the number of directors to be elected at such time. A holder of common shares may exercise all voting rights with respect to his or her shares cumulatively to elect one director. However, our shareholders have decided not to adopt cumulative voting.
      Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our articles of incorporation, the following matters require approval by the holders of at least two-thirds of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

•	amending our articles of incorporation,

•	removing a director,

•	effecting a capital reduction,

•	effecting any dissolution, merger or consolidation with respect to us,

•	transferring all or any significant part of our business,

•	acquiring all of the business of any other company or a part of the business of any other company having a material effect on our business,

•	issuing new shares at a price below the par value, or

•	any other matters for which such resolution is required under relevant law and regulations.
      In general, holders of non-voting preferred shares (other than enfranchised non-voting preferred shares) are not entitled to vote on any resolution or receive notice of any general meeting of shareholders. However, in the case of amendments to our articles of incorporation, any merger or consolidation, capital reductions or in some other cases that affect the rights or interests of the non-voting preferred shares, approval of the holders of such class of shares is required. We must obtain the approval, by a resolution, of holders of at least two-thirds of the non-voting preferred shares present or represented at a class meeting of the holders of such class of shares, where the affirmative votes also represent at least one-third of the total issued and outstanding shares of such class. In addition, if we are unable to pay dividends on non-voting preferred shares as provided in our articles of incorporation, the holders of non-voting preferred shares will become enfranchised and will be entitled to exercise voting rights until the dividends are paid. The holders of enfranchised non-voting preferred shares have the same rights as holders of voting shares to request, receive notice of, attend and vote at a general meeting of shareholders.
      Shareholders may exercise their voting rights by proxy. Under our articles of incorporation, the person exercising the proxy does not have to be a shareholder. A person with a proxy must present a document evidencing its power of attorney in order to exercise voting rights.
      Holders of ADSs will exercise their voting rights through the ADS depositary. Subject to the provisions of the deposit agreement, holders of ADSs will be entitled to instruct the depositary how to vote the common shares underlying their ADSs.

Rights of dissenting shareholders
      In some limited circumstances, including the transfer of all or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the applicable general meeting of shareholders. Within 20 days after the relevant resolution is passed, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within two months after receiving such request. The purchase price for the shares is required to be determined through negotiations between the dissenting shareholders and us. If an agreement is not attained within 30 days since the receipt of the request, we or the shareholder requesting the purchase of shares may request the court to determine the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they withdraw the underlying common shares and become our direct shareholders.
Register of shareholders and record dates
      Our transfer agent, Hana Bank, maintains the register of our shareholders at its office in Seoul, Korea. It registers transfers of shares on the register of shareholders on presentation of the share certificates.
      The record date for annual dividends is December 31 of each year. For the purpose of determining shareholders entitled to annual dividends, the register of shareholders may be closed for the period from January 1 to January 31 of each year. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the shares, we may, on at least two weeks’ public notice, set a record date and/or close the register of shareholders for not more than three months. The trading of shares and the delivery of share certificates may continue while the register of shareholders is closed.
Annual report
      At least one week before the annual general meeting of shareholders, we must make our annual report and audited non-consolidated financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of annual reports, the audited financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.
Transfer of shares
      Except for the procedural requirements which obligate a non-citizen or non-residents of Korea to file a report to the relevant government authority of Korea at the time of acquisition or transfer of the Company’s shares, there is no restriction on transfer or sale of our shares applicable to our shareholders or holders of ADSs under our articles of incorporation and the relevant laws.
      Under the Korean Commercial Code, the transfer of shares is effected by delivery of share certificates. However, to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, a shareholder is required to file his name, address and seal with our transfer agent. A non-Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent authorized to receive notices on his or her behalf in Korea and file a mailing address in Korea. The above requirement does not apply to the holders of ADSs.
      Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, investment trust companies, futures trading companies, internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See Item 10.D. “Exchange Controls”.
      Our transfer agent is Hana Bank, located at 101-1, Euljiro 1-ga, Jung-gu, Seoul, Korea.

Acquisition of our shares
      We may not acquire our own common shares except in limited circumstances, such as reduction of capital and acquisition of our own common shares for the purpose of granting stock options to our officers and employees. Under the Korean Commercial Code, except in the case of a capital reduction (in which case we must retire the common shares immediately), we must resell any common shares acquired by us to a third party (including to a stock option holder who exercised his or her stock option) within a reasonable time. Corporate entities in which we own a 50% or greater equity interest may not acquire our common shares.
      Except for the procedural requirements which obligate a non-citizen or non-residents of Korea to file a report to the relevant government authority of Korea at the time of acquisition or transfer of the Company’s shares, there exists no provision which limits the rights to own our shares or exercise voting rights on our shares due to their status as a non-resident or non-Korean under our articles of incorporation and the applicable Korean laws.
Liquidation rights
      In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings.
Other provisions
      Under our articles of incorporation, there exists no provision (i) which may delay or prevent a change in control of us and that is triggered only in the event of a merger, acquisition or corporate restructuring, (ii) which requires disclosure of ownership above a certain threshold or (iii) that governs the change in capital that is more stringent than required by the applicable laws in Korea.
10.C.     Material Contracts
Agreement, dated June 3, 2003, between Myoung-Jin Lee and GRAVITY Co., Ltd.
      On June 3, 2003, we entered into an agreement with Myoung-Jin Lee, under which Mr. Lee transferred to us the exclusive right to use and transfer certain trademarks related to Ragnarok.
Agreement, dated October 7, 2004, between Myoung-Jin Lee and GRAVITY Co., Ltd.
      On October 7, 2004, we entered into an agreement with Myoung-Jin Lee, under which the royalty payment schedule set forth in the Agreement on Ragnarok Game Services and Related Matters, dated January 22, 2003, between Mr. Lee and us, was amended, among others, to reduce the rates of royalty payable to Mr. Lee as percentages of the revenues we derive from the sale or licensing of Ragnarok-related products.
Share Purchase Agreement between Moon Kyu Kim and GRAVITY Co., Ltd.
      On May 3, 2005, we entered into an agreement with each of three shareholders of Trigger Soft Corporation, including Mr. Moon Kyu Kim, a 45.5% shareholder of Trigger Soft Corporation, to purchase from such shareholders an aggregate of 75% of the equity interest in Trigger Soft for W1.36 billion in cash. On May 12, 2005, we entered into agreements with two other shareholders of Trigger Soft to acquire an additional 13% equity interest in Trigger Soft for W254 million.
Amendment to Ragnarok License and Distribution Agreement between GungHo Online Entertainment Inc. and GRAVITY Co., Ltd.
      On September 23, 2004, we entered into an amendment agreement with GungHo Online Entertainment Inc., our licensee in Japan, under which the term of the Ragnarok License and Distribution Agreement, dated July 24, 2002, between GungHo Online Entertainment Inc., formerly ONSALE Japan K.K, and us was extended until August 31, 2006.

Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement between Soft-World International Corporation and GRAVITY Co., Ltd.
      On October 19, 2004, we entered into an amendment agreement with Soft-World International Corporation, our licensee in Taiwan and Hong Kong, under which the term of the Ragnarok Exclusive License and Distribution Agreement, dated May 20, 2002, between Soft-World International Corporation and us was extended until October 22, 2006. The amendment agreement also provided for an extension fee of US$2,300,000 and an increase in monthly royalty payments from 30% to 33% of the licensee’s monthly revenue from the Ragnarok Online subscription.
Fourth Amendment to the Exclusive Ragnarok License and Distribution Agreement among Soft-World International Corporation, Value Central Corporation and GRAVITY Co., Ltd.
      On May 18, 2005, we entered into an amendment agreement with Value Central Corporation, our licensee in China, and Soft-World International Corporation, the parent of Value Central, under which the term of the Exclusive Ragnarok License and Distribution Agreement with Soft-World and Value Central was extended for three months until August 18, 2005.
Amendment to the Exclusive Ragnarok Online License and Distribution Agreement between Asiasoft International Co., Ltd. and GRAVITY Co., Ltd.
      On October 27, 2004, we entered into an amendment agreement with Asiasoft International Co., Ltd., our licensee in Thailand, under which the term of the Ragnarok License and Distribution Agreement, dated June 13, 2002, between Asiasoft and us was extended until March 4, 2007. The amendment agreement also provided for an extension fee of US$1,000,000 and an increase in monthly royalty payments from 30% to 35% of the licensee’s revenue from the Ragnarok Online subscription beginning March 2005.
Exclusive Ragnarok License and Distribution Agreement among Soft-World International Corporation, Value Central Corporation and GRAVITY Co., Ltd.
      On May 12, 2003, we entered into an agreement with Soft-World International Corporation and Value Central Corporation, our licensee in Malaysia and Singapore and a wholly-owned subsidiary of Soft-World, under which we granted Value Central an exclusive right to license from us, and sublicense to its wholly-owned service company, the distribution rights for Ragnarok Online in Indonesia for an initial license fee of US$90,000 payable and a monthly royalty payment, payable in U.S. dollars, equal to 30% of the licensee’s monthly revenue from Ragnarok Online subscription. The term of the agreement is for two years following the commercialization of Ragnarok in Singapore or Malaysia, subject to renewal for one year. The agreement may be terminated in the event of bankruptcy of or a material breach by either party, including the licensee’s failure to pay licensing fee in a timely manner.
Third Amendment to the Exclusive Ragnarok Online License and Distribution Agreement between Level Up! Inc. and GRAVITY Co., Ltd.
      On February 18, 2005, we entered an amendment agreement with Level Up! Inc., our licensee in the Philippines, to extend the term of the Exclusive Ragnarok License and Distribution Agreement, dated March 25, 2003, between Level Up! Inc. for one year until August 31, 2006.
Exclusive Ragnarok License and Distribution Agreement between PT. Lyto Datarindo Fortuna and GRAVITY Co., Ltd.
      On April 2, 2004, we entered into an agreement with PT. Lyto Datarindo Fortuna, our licensee in Indonesia, under which we granted PT. Lyto Datarindo Fortuna an exclusive right to license from us, and sublicense to its wholly-owned service company, the distribution rights for Ragnarok Online in Indonesia for an initial license fee of US$50,000 payable and a monthly royalty payment, payable in U.S. dollars, equal to 30% of the licensee’s monthly revenue from Ragnarok Online subscription. The term of the agreement is until February 25, 2005, subject to renewal for one year. The agreement may be terminated in the event of bankruptcy of or a material breach by either party, including the licensee’s failure to pay licensing fee in a timely manner.

Amendment to the Exclusive Ragnarok Online License and Distribution Agreement between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and GRAVITY Co., Ltd.
      On October 29, 2004, we entered into an amendment agreement with PT. Lyto Datarindo Fortuna, our licensee in Indonesia, under which the term of the Exclusive Ragnarok License and Distribution Agreement, dated April 2, 2004, PT. Lyto Datarindo Fortuna and us was extended until February 26, 2007. The amendment agreement also provided for an extension fee of US$250,000 and an increase in monthly royalty payments from 30% to 32% of the licensee’s revenue from the Ragnarok Online subscription.
Exclusive Ragnarok Online License and Distribution Agreement between Burda Holding International GmbH and GRAVITY Co., Ltd.
      On November 26, 2003, we entered into an agreement with Burda Holding International GmbH, our licensee in Germany, Austria, Switzerland, Italy and Turkey, under which we granted Burda Holding an exclusive right to license from us, and sublicense to third parties approved by us, the distribution rights for Ragnarok Online in Germany, Austria, Switzerland, Italy and Turkey for an initial license fee of US$250,000 and a monthly royalty payment, payable in U.S. dollars, equal to 33% of the licensee’s monthly revenue from Ragnarok Online subscription. The agreement also provides that if we granted Burda Holdings an exclusive distribution right for Ragnarok Online for the rest of Europe within six months of commercialization, the initial license fee for such distribution would be US$250,000. The term of the agreement is for two years following the commercialization of Ragnarok Online, subject to renewal on a yearly basis. The agreement may be terminated in the event of bankruptcy of or a material breach by either party, including the licensee’s failure to pay licensing fee in a timely manner.
Amendment to the Exclusive Ragnarok Online License and Distribution Agreement between Burda Holding International GmbH and GRAVITY Co., Ltd.
      On December 2, 2003, we entered into an amendment agreement with Burda Holding International GmbH, under which the Exclusive Ragnarok License and Distribution Agreement, dated November 26, 2003, between Burda Holding and us was amended to fix the initial license fee at US$250,000 if Ragnarok Online is commercialized in any country in Europe other than Germany, Austria, Switzerland, Italy and Turkey.
Second Amendment to the Exclusive Ragnarok License and Distribution Agreement between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and GRAVITY Co., Ltd.
      On November 18, 2004, we entered into an amendment agreement with Burda Holding International GmbH, under which the Exclusive Ragnarok License and Distribution Agreement, dated November 26, 2003, between Burda Holding and us was amended to reduce the initial license fee from US$250,000 to US$150,000 and the monthly royalty payment from 33% to 30% of Burda Holding’s monthly revenue from the Ragnarok Online subscription.
Exclusive Ragnarok License and Distribution Agreement between Ongamenet PTY Ltd. and GRAVITY Co., Ltd.
      On July 16, 2004, we entered into an agreement with Ongamenet PTY Ltd., our licensee in Australia and New Zealand, under which we granted Ongamenet an exclusive right to license from us, and sublicense to parties approved by us, the distribution rights for Ragnarok Online in Australia and New Zealand for an initial license fee of US$250,000 payable and a monthly royalty payment, payable in U.S. dollars, equal to 30% of the licensee’s monthly revenue from Ragnarok Online subscription. The term of the agreement is for two years from the date of commercialization of Ragnarok Online, subject to renewal on a yearly basis. The agreement may be terminated in the event of bankruptcy of or a material breach by either party, including the licensee’s failure to pay licensing fee in a timely manner.

Exclusive Ragnarok License and Distribution Agreement between Level Up! Interactive SA and GRAVITY Co., Ltd.
      On August 15, 2004, we entered into an agreement with Level Up! Interactive SA, our licensee in Brazil, under which we granted Level Up! Interactive SA an exclusive right to license from us, and sublicense to third parties approved by us, the distribution rights for Ragnarok Online in Brazil for an initial license fee of US$240,000 payable and a monthly royalty payment, payable in U.S. dollars, equal to 25% of the licensee’s monthly revenue from Ragnarok Online subscription. The term of the agreement is for two years from the date of commercialization of Ragnarok Online in Brazil, subject to renewal on a yearly basis. The agreement may be terminated in the event of bankruptcy of or a material breach by either party, including the licensee’s failure to pay licensing fee in a timely manner.
Exclusive Ragnarok Software License Agreement Level Up Network India Pvt. Ltd. and GRAVITY Co., Ltd.
      On May 24, 2004, we entered into an agreement with Level Up Network India Pvt. Ltd., our licensee in India, under which we granted Level Up Network India Pvt. Ltd. an exclusive right to license from us, and sublicense to third parties approved by us, the distribution rights for Ragnarok Online in India for an initial license fee of US$250,000 payable and a monthly royalty payment, payable in U.S. dollars, equal to 25% of the licensee’s monthly revenue from Ragnarok Online subscription. The term of the agreement is for two years from the date of commercialization of Ragnarok Online in India, subject to renewal on a yearly basis. The agreement may be terminated in the event of bankruptcy of or a material breach by either party, including the licensee’s failure to pay licensing fee in a timely manner.
Lease Agreement, dated August 1, 2004, between Jung Ryool Kim and GRAVITY Co., Ltd.
      On August 1, 2004, we entered into a lease agreement with Jung Ryool Kim, our chairman and largest shareholder, under which we lease our headquarters space at a monthly rent of W33 million and a monthly management fee of approximately W20 million, together with a security deposit of W3.8 billion. The term of the lease agreement expires on December 31, 2005, subject to renewal for one more year.
Equipment Sales Agreement between GRAVITY Interactive LLC and GRAVITY Co., Ltd.
      On December 1, 2003, we entered into an equipment sales agreement with GRAVITY Interactive LLC, our wholly-owned subsidiary in the United States, under which we sold servers to GRAVITY Interactive LLC for US$139,879.
10.D.     Exchange Controls
General
      The Foreign Exchange Transaction Law and the Presidential Decree and regulations under such Law and Decree, or the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by such laws or otherwise permitted by the Foreign Exchange authorities, including the Minister of Finance and Economy, or the MOFE. The Financial Supervisory Commission, or FSC, has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.
      Under the Foreign Exchange Transaction Laws, (i) if the Korean government deems that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the MOFE may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe-keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and (ii) if the Korean government deems that the international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring on serious obstacles in carrying out currency policies, exchange rate policies and other macroeconomic policies, the MOFE may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the means of payment acquired in such transactions in certain Korean governmental agencies or financial institutions, in each case subject to certain limitations thereunder.
Filing with the Korean government in connection with the issuance of ADSs
      In order for us to issue common shares represented by ADSs in an amount exceeding US$30 million, we are required to file a prior report of the issuance with the MOFE. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.
      Under current Korean law and regulations, the depositary is required to obtain our prior consent for the number of common shares to be deposited in any given proposed deposit which exceeds the difference between (i) the aggregate number of common shares deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs), and (ii) the number of common shares on deposit with the depositary at the time of such proposed deposit. We have agreed to consent to any deposit so long as the deposit would not violate our articles of incorporation or applicable Korean law and the total number of our common shares on deposit with the depositary would not exceed.
      Furthermore, prior to making an investment of 10% or more of the outstanding shares of a Korean company, foreign investors are generally required under the Foreign Investment Promotion Law to submit a report to a Korean bank (including a Korean branch of a foreign bank). Subsequent sales of such shares by foreign investors will also require a prior report to such Korean bank.
Certificates of the shares must be kept in custody with an eligible custodian
      Under Korean law, certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea, which certificates may in turn be required to be deposited with the Korea Securities Depository, or KSD, if they are designated as being eligible for deposit with the KSD. Only the KSD, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), asset management companies established under the Indirect Investment Asset Management Business Act (“IIAMBA”), futures trading companies and internationally recognized foreign custodians are eligible to act as a custodian of shares for a non-resident or foreign investor. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.
      A foreign investor may appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), asset management companies established under the IIAMBA, futures trading companies and internationally recognized foreign custodians, which have obtained a license to act as a standing proxy to exercise shareholders’ rights or perform any matters related thereto if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.
Restrictions on ADSs and shares
      Once the report to the MOFE is filed in connection with the issuance of ADSs, no Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with such withdrawal. In addition, persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.

      A foreign investor may receive dividends on the shares and remit the proceeds of the sale of the shares through a foreign currency account and a Won account exclusively for stock investments by the foreign investor which are opened at a foreign exchange bank designated by the foreign investor without being subject to any procedural restrictions under the Foreign Exchange Transaction Laws. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any governmental approval.
      Dividends on shares are paid in Won. No Korean governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any such shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s securities company or his Won account. Funds in the investor’s Won account may be transferred to his foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the investor’s Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive right. See Item 12.D. “American Depositary Shares — Dividends and other distributions”.
      Securities companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ securities investments in Korea. Through such accounts, these securities companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without such investors having to open their own Won and foreign currency accounts with foreign exchange banks.
10.E.     Taxation
Korean taxation
      The following is a discussion of material Korean tax consequences to owners of our ADSs and common shares that are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable. Such non-resident individuals or non-Korean corporations will be referred to as non-resident holders below. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our common shares, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

Dividends on the shares or ADSs
      We will deduct Korean withholding tax from dividends paid to you (whether in cash or in shares) at a rate of 27.5% (including resident surtax). If you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. If we distribute to you free distributions of shares representing a capitalization of certain capital surplus reserves or asset revaluation reserves, such distribution may be subject to Korean withholding taxes.
      In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as the Korean tax authorities may require in order to establish your entitlement to the benefits of the applicable tax treaty. See Item 12.D. “American Depositary Shares — Payment of taxes”. If you hold ADSs, evidence of tax residence may be submitted to us through the depositary. Please see the discussion under “— Tax treaties” below for discussion on treaty benefits.

Taxation of capital gains
      In general, capital gains earned by you upon the transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (i) 11% (including resident surtax) of the gross proceeds realized and (ii) 27.5% (including resident surtax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and the transaction costs), unless you are exempt from Korean income taxation under the applicable Korean tax treaty with your country of tax residence. Please see “— Tax treaties” below for a discussion on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify for the relevant Korean domestic tax law exemptions discussed in the following paragraphs.
      With respect to our common shares, you will not be subject to Korean income taxation on capital gains realized upon the transfer of such common shares, (i) if our common shares are listed on either the Market Division of the Korea Exchange or the KOSDAQ Division of the Korea Exchange, (ii) if you have no permanent establishment in Korea and (iii) if you did not own or have not owned (together with any shares owned by any entity which you have a certain special relationship with and possibly including the shares represented by the ADSs) 25% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.
      With respect to ADSs, there are uncertainties as to whether they should be viewed as securities separate from our common shares underlying such ADSs or as the underlying shares themselves for capital gains tax purposes, as discussed in more detail in the following paragraph. However, in either case, you will be eligible for exemptions for capital gains available under Korean domestic tax law (in addition to the exemption afforded under income tax treaties) if certain conditions discussed below are satisfied. Under a tax ruling issued by the Korean tax authority in 1995 (the “1995 tax ruling”), ADSs are treated as securities separate from the underlying shares represented by such ADSs and, based on such ruling (i) capital gains earned by you from the transfer of ADSs to another non-resident (other than to such transferees’ permanent establishment in Korea) have not been subject to Korean income taxation and (ii) capital gains earned by you (regardless whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea have been exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL.
      However, according to a recent tax ruling issued in 2004 by the Korean tax authorities regarding the securities transaction tax (the “2004 tax ruling”), depositary receipts constitute share certificates the transfer of which is subject to the securities transaction tax. Even though the 2004 tax ruling addresses the securities transaction tax and not the income tax on capital gains, it gives rise to a question as to whether depositary shares (such as ADSs) should be viewed as the underlying shares for capital gains tax purposes. In that case, exemptions afforded under domestic Korean tax law to capital gains from transfers of ADSs based on the treatment of ADSs as securities separate from the underlying shares would no longer apply (including those referred to in the 1995 tax ruling), but, instead, exemptions for capital gains from transfers of underlying shares would apply. Under such an exemption relevant to this case, capital gains from transfers of ADSs should be exempt from Korean income tax under the STTCL if (i) the ADSs are listed on an overseas securities market that is similar to the Market Division of the Korea Exchange or the KOSDAQ Division of the Korea Exchange and (ii) the transfer of ADSs is made through such securities market. We believe that Nasdaq would satisfy the condition described in (i) above.
      If you are subject to tax on capital gains with respect to the sale of ADSs, or of our common shares which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of common shares on the KSE or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including resident surtax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the common shares or the ADSs. To obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. Please see the discussion under “— Tax treaties” below for an additional explanation on claiming treaty benefits.

Tax treaties
      Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, our common shares or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (respectively, including resident surtax, depending on your shareholding ratio) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment or Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption on capital gains does not apply if you are an individual, and (a) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for a period or periods of 183 days or more during the taxable year.
      You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to its tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Further, effective from July 1, 2002, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

Inheritance tax and gift tax
      Korean inheritance tax is imposed upon (i) all assets (wherever located) of the deceased if he or she was domiciled in Korea at the time of his or her death and (ii) all property located in Korea which passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above (based on the donee’s place of domicile in the case of (i) above). The taxes are imposed if the value of the relevant property is above a limit and vary from 10% to 50% according to the value of the relevant property and the identity of the parties involved.
      Under the Korean inheritance and gift tax laws, shares issued by Korean corporations are deemed located in Korea irrespective of where the share certificates are physically located or by whom they are owned. If the tax authority’s interpretation of treating depositary receipts as the underlying share certificates under the 2004 tax ruling applies in the context of inheritance and gift taxes as well, you may be treated as the owner of the common shares underlying the ADSs.
      At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Securities transaction tax
      If you transfer the common shares and the common shares are listed on neither the Market Division of the Korea Exchange or the KOSDAQ Division of the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.5%.
      With respect to transfers of ADSs, depositary receipts (which the ADSs fall under) constitute share certificates subject to the securities transaction tax according to the 2004 tax ruling; provided that, under the Securities Transaction Tax Law, the transfer of depositary receipts listed on, among others, the New York Stock Exchange or Nasdaq is exempt from the securities transaction tax.
      According to tax rulings issued by the Korean tax authorities in 2000 and 2002, foreign stockholders are not subject to securities transaction tax upon the deposit of underlying share and receipt of depositary securities or upon the surrender of depositary securities and withdrawal of the originally deposited underlying share, but there remained uncertainties as to whether holders of ADSs other than initial holders will not be subject to securities transaction tax when they withdraw common shares upon surrendering the ADSs. However, the holding of the 2004 tax ruling referred to above seems to view the ADSs as the underlying shares at least for the purpose of the securities transaction tax and, though not specifically stated, could be read to imply that the securities transaction tax should not apply to deposits of common shares in exchange of ADSs or withdrawals of common shares upon surrender of the ADSs regardless of whether the holder is the initial holder because the transfer of ADSs by the initial holder to a subsequent holder would have already been subject to securities transaction tax under such tax ruling.
      In principle, the securities transaction tax, if applicable, must be paid by the transferor of the shares or the rights to subscribe to such shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company only, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.
U.S. federal income and estate tax considerations
      The following summary describes certain United States federal income and estate tax consequences of the ownership of our shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for purposes of the current United States/ Korea Income Tax Treaty, (ii) whose shares or ADSs are not, for purposes of the treaty, effectively connected with a permanent establishment in Korea and (iii) who otherwise qualify for the full benefits of the treaty. Except where noted, it deals only with shares and ADSs held as capital assets and does not deal with special situations, such as those of:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	insurance companies;

•	traders in securities that elect to use the mark-to-market method of accounting for their securities;

•	persons holding shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	persons owning 10% or more of our voting stock;

•	persons liable for alternative minimum tax;

•	investors in pass-through entities; or

•	persons whose “functional currency” is not the United States dollar.
      Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income and estate tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.
      Persons considering the purchase, ownership or disposition of shares or ADSs should consult their own tax advisors concerning the United States federal income and estate tax consequences in light of their particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

      As used herein, the term “U.S. Holder” means a beneficial holder of a share or ADS that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust:

—	that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code, or

—	that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.
      If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares or ADSs, you should consult your tax advisors.
      The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Such actions could also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Korean taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are released.

ADSs
      If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying shares that are represented by such ADSs. Accordingly, deposits or withdrawals of shares for ADSs will not be subject to United States federal income tax.

Taxation of dividends
      Subject to the passive foreign investment company rules described below, the gross amount of distributions on the ADSs or shares (including amounts withheld to reflect Korean withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the current income tax treaty between the United States and Korea meets these requirements. However, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our shares will generally not be considered readily tradable for these purposes. United States Treasury Department guidance indicates that our ADSs, which will be listed on Nasdaq, are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.
      The amount of any dividend paid in Won will equal the United States dollar value of the Won received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of shares, or by the Depositary, in the case of ADSs, regardless of whether the Won are converted into United States dollars. If the Won received as a dividend are not converted into United States dollars on the date of receipt, you will have a basis in the Won equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Won will be treated as U.S. source ordinary income or loss.
      Subject to certain conditions and limitations, Korean withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or shares will be treated as income from sources outside the United States and will generally constitute “passive income”. Further, in certain circumstances, if you:

•	have held ADSs or shares for less than a specified minimum period during which you are not protected from risk of loss, or

•	are obligated to make payments related to the dividends,
you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADSs or shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
      To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes.
      Distributions of ADSs, shares or preemptive rights to subscribe for shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. Consequently such distributions will not give rise to foreign source income, and you will not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources. The basis of the new ADSs, shares or rights so received will be determined by allocating the your basis in the old ADSs or shares between the old ADSs or shares and the new ADSs, shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the rights will be zero if:

•	the fair market of the rights is less than 15 percent of the fair market value of the old ADSs or shares at the time of distribution, unless you elect to determine the basis of the old ADSs or shares and of the rights by allocating between the old ADSs or shares and the new ADSs or shares the adjusted basis of the old ADSs or shares, or

•	the rights are not exercised and thus expire.

Passive foreign investment companies
      Based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a passive foreign investment company, a “PFIC”, for 2005, and we do not expect to become one in the future, although there can be no assurance in this regard.

      In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.
      For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% by value of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.
      The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our shares or ADSs, a decrease in the price of our shares or ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or shares, unless you make the mark-to-market election discussed below, you will be subject to special tax rules discussed below.
      If we are a PFIC for any taxable year during which you hold our ADSs or shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
      In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2009, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or shares in any year in which we are classified as a PFIC.
      In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available for holders of the ADSs because the ADSs will be listed on Nasdaq which constitutes a qualified exchange as designated in the Internal Revenue Code, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. The mark-to-market election generally will not be available for holders of our shares.
      If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your PFIC ADSs or shares at the end of the year over your adjusted tax basis in the ADSs or shares. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs or shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.
      Your adjusted tax basis in PFIC ADSs or shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

      Alternatively, you can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund” under section 1295 of the Internal Revenue Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.
      You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or shares if we are considered a PFIC in any taxable year.

Taxation of capital gains
      Subject to the passive foreign investment company rules described above, for United States federal income tax purposes, you will recognize taxable gain or loss on any sale or other disposition of ADSs or shares in an amount equal to the difference between the amount realized for the ADSs or shares and your tax basis in the ADSs or shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Korean tax imposed on the disposition of an ADS or share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.
      Any Korean securities transaction tax imposed on the sale or other disposition of shares or ADSs will not be treated as a creditable foreign tax for United States federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code.

Estate and gift taxation
      Korea may impose an inheritance tax on your heir who receives shares (and possibly ADSs), even if the decedent was not a citizen or resident of Korea. See “— Korea Taxation — Inheritance tax and gift tax” above. The amount of any inheritance tax paid to Korea may be eligible for credit against the amount of United States federal estate tax imposed on your estate or heirs. You should consult your personal tax advisors to determine whether and to what extent such credit may be available. Korea also imposes a gift tax on the donation of any property located within Korea. The Korean gift tax generally will not be treated as a creditable foreign tax for United sates estate tax purposes.

Information reporting and backup withholding
      In general, information reporting will apply to dividends (including distributions of interest on shareholders’ equity) in respect of our ADSs or shares and the proceeds from the sale, exchange or redemption of our ADSs or shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.
      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.
10.F.     Dividends and Paying Agents
      See Item 8.A. “Consolidated Statements and Other Financial Information — Dividend Policy”, Item 10.B. “Articles of Incorporation — Description of Capital Stock — Dividend rights” and Item 12.D. “American Depositary Shares — Dividends and other distributions”.
      The Bank of New York, as depositary of the ADSs, has agreed to pay to the holders of ADSs the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. See Item 12.D. “American Depositary Shares — Dividends and other distributions”.

10.G.     Statement by Experts
      Not applicable.

10.H.	Documents on Display
      We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report. You may inspect and copy this annual report, including exhibits, and documents that are incorporated by reference in this annual report at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov.
10.I.     Subsidiary Information
      Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
11.A.     Quantitative Information about Market Risk
      In the normal course of our business, we are subject to market risk associated with currency movements on non-Won denominated assets and liabilities and license and royalty revenues and interest rate movements.

Foreign currency risk
      We conduct our business primarily in the Korean Won, which is also our functional and reporting currency. However, we have exposure to some foreign currency exchange-rate fluctuations on cash flows from our overseas licensees. The primary foreign currencies to which we are exposed are the U.S. dollar, the Japanese Yen, and the NT dollar. Fluctuations in these exchange rates may affect our revenues from license fees and royalties and result in exchange losses and increased costs in Korean Won terms.
      As of December 31, 2004, we had Japanese Yen denominated accounts receivable of W1,720 million, which represented 23% of our total consolidated accounts receivable balance, and U.S. dollar denominated accounts receivable of W3,331 million, which represented 46% of our total consolidated accounts receivable balance. We also had Japanese Yen denominated accounts payable, current portion of long-term debt and related accrued interest of W269 million, which represented 8% of our total consolidated accounts payable, current portion of long-term debt and related accrued interest balance, and U.S. dollar denominated accounts payable, current portion of long-term debt and related accrued interest of W1,509 million, which represented 42% of our total consolidated accounts payable, current portion of long-term debt and related accrued interest balance, arising from our liability to Sunny YNK. As these balances all have short maturities, exposure to foreign currency fluctuations on these balances is not significant. For example, a hypothetical 10% appreciation of the Korean Won against the Japanese Yen, the U.S. dollar and the NT dollar, in the aggregate, would reduce our cash flows by W327 million.
      In 2004, W50,916 million of our revenue was derived from currencies other than the Korean Won: primarily the Japanese Yen, W18,182 million; the NT dollar, W15,368 million; the Thai Baht, W5,503 million; and the U.S. dollar, W3,528 million. A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Korean Won in 2004 would have reduced our revenue by W4,258 million.
      In 2005, we began entering into derivatives arrangements to hedge against the risk of foreign currency fluctuation. As of June 27, 2005, we had foreign currency forward contracts outstanding in the aggregate notional amount of US$70 million. We may in the future continue to enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risks, but we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Korean exchange control regulations that restrict our ability to convert the Korean Won into U.S. dollars, Japanese Yen or the Euro under certain emergency circumstances.

Interest rate risk
      Our exposure to risk for changes in interest rates relates primarily to our investments in short-term financial instruments and other investments. Investments in both fixed rate and floating rate interest earning instruments carry some interest rate risk. The fair value of fixed rate securities may fall due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. As substantially all of our cash equivalents consist of bank deposits and short-term money market instruments, we do not expect any material change with respect to our net income as a result of a 10% hypothetical interest rate change. We do not believe that we are subject to any material market risk exposure on our short-term financial instruments, as they are readily convertible to cash and have short maturities. In addition, the repayments paid to Sunny YNK, since the inception of the agreement, have been allocated to principal and interest using the interest rate method, which requires certain management to make estimates over the future payments to Sunny YNK, which are linked to future revenues of the game. Changes in interest rates do not effect these payments to Sunny YNK. However, the amount of the payments to Sunny YNK allocated to principal and interest would or will be affected by changes in management’s estimate of future revenues and any difference between actual revenues and such estimates. We do not have any derivative financial instruments.

      The above discussion and the estimated amounts generated from the sensitivity analyses referred to above include “forward-looking statements”, which assume for analytical purposes that certain market conditions may occur. Accordingly, such forward-looking statements should not be considered projections by us of future events or losses.

11.B.	Qualitative Information about Market Risk
      See Item 11.A. “Quantitative Information about Market Risk”.

11.C.	Interim Periods
      Not applicable.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	Debt Securities
      Not applicable.

12.B.	Warrants and Rights
      Not applicable.

12.C.	Other Securities
      Not applicable.

12.D.	American Depositary Shares
      The Bank of New York, as depositary, executes and delivers the American Depositary Receipts, or ADRs. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will represent one fourth of one common share (or a right to receive one fourth of one common share) deposited with Korea Securities Depository, as custodian for the depositary in Korea. Each ADS will also represent any other securities, cash or other property which may be held by the depositary under the deposit agreement referred to below. The depositary’s office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.
      A holder of ADSs may hold ADSs either directly (by having an ADR registered in its name) or indirectly through its broker or other financial institution. If a holder of ADSs hold ADSs directly, it is an ADS holder. This description assumes the holders of ADSs hold their ADSs directly. If the holders of ADSs hold the ADSs indirectly, they must rely on the procedures of their broker or other financial institution to assert the rights of ADS holders described in this section. The holders of ADSs should consult with their broker or financial institution to find out what those procedures are.
      We will not treat the holders of ADSs as one of our shareholders and they will not have shareholder rights. Korean law governs shareholder rights. The depositary will be the holder of the shares underlying the ADSs. A holder of ADSs will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and the beneficial owners of ADSs set out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.
      The following is a summary of the material provisions of the deposit agreement. For more complete information, holders of ADSs should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided elsewhere in this annual report under the caption “Where You Can Find More Information”.

Dividends and other distributions

How will a holder of ADSs receive dividends and other distributions on the shares?
      The depositary has agreed to pay to holders of ADSs the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of shares their ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See Item 10.E. “Taxation — Korean taxation”. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, holders of ADSs may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADRs, the outstanding ADSs will also represent the new shares.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to holders of ADSs. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, holders of ADSs will receive no value for them.

If the depositary makes rights available to holders of ADSs, it will exercise the rights and purchase the shares on their behalf. The depositary will then deposit the shares and deliver ADSs to holders of ADSs. It will only exercise rights if holders of ADSs pay it the exercise price and any other charges the rights require them to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, holders of ADSs may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to holders of ADSs anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to holders of ADSs unless it receives satisfactory evidence from us that it is legal to make that distribution.
      The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADS holders. This means that holders of ADSs may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to holders of ADSs.

Deposit and withdrawal

How are ADSs issued?
      The depositary will deliver ADSs if holders of ADSs or their brokers deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names holders of ADSs request and will deliver the ADRs at its office to the persons holders of ADSs request.
      Holders of ADSs may deposit common shares with the custodian for the depositary and obtain ADSs, and may surrender ADSs to the depositary and receive common shares, subject in each case to certain conditions. However, under current Korean laws and regulations, the depositary is required to obtain our prior consent for a deposit to the extent that, after giving effect to the deposit, the total number of common shares on deposit would exceed the maximum amount previously approved by us. As of the date of this annual report, such maximum amount approved by us is the total number of common shares representing the ADSs issued in the initial public offering. After 180 days from February 7, 2005, we expect to approve an increase in the maximum amount to 3,552,229 shares (including common shares sold in the form of ADSs, assuming no exercise of the underwriters’ over-allotment option).

How do ADS holders cancel an ADR and obtain shares?
      Holders of ADSs may surrender their ADRs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADR to holders of ADSs or persons holders of ADSs designate at the office of the custodian. Or, at the request, risk and expense of holders of ADSs, the depositary will deliver the deposited securities at its office, if feasible.
Voting rights

How do holders of ADSs vote?
      Upon receipt of the necessary voting materials, holders of ADSs may instruct the depositary to vote the number of shares their ADSs represent. The depositary will notify holders of ADSs of shareholders’ meetings and arrange to deliver our voting materials to holders of ADSs when we deliver them to the depositary with sufficient time under the terms of the deposit agreement. Those materials will describe the matters to be voted on and explain how holders of ADSs may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary.
      The depositary will try, as far as practical, subject to Korean law and the provisions of our constitutive documents, to vote the number of shares or other deposited securities represented by the ADSs of their holders as they instruct. The depositary will only vote or attempt to vote as holders of ADSs instruct.
      If there is a delay, we cannot ensure that holders of ADSs will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that they can instruct the depositary to vote their shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.
Payment of taxes
      The depositary may deduct the amount of any taxes owed from any payments to holders of ADSs. It may also sell deposited securities, by public or private sale, to pay any taxes owed. Holders of ADSs will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to holders of ADSs any proceeds, or send to them any property, remaining after it has paid the taxes.

Reclassifications, recapitalizations and mergers

If We:	Then:

• Change the nominal or par value of our shares • Reclassify, split up or consolidate any of the deposited securities	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

• Distribute securities on the shares that are not distributed to holders of ADSs • Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask holders of ADSs to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
Fees and expenses

Persons Depositing Shares or ADR Holders Must Pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to holders of ADSs

A fee equivalent to the fee that would be payable if securities distributed to holders of ADSs had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

$.02 (or less) per ADSs per calendar year (if the depositary has not collected any cash distribution fee during that year)	• Depositary services (The depositary may collect these fees at the sole discretion of the depositary, by billing the holders of ADSs for such charge or by deducting such charge from one or more cash dividends or other cash distributions.)

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when holders of ADSs deposit or withdraw shares

Expenses of the depositary in converting foreign currency to U.S. dollars

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes

Any charges incurred by the depositary or its agents for servicing the deposited securities	• No charges of this type are currently made in the Korean market (The depositary may collect these fees at the sole discretion of the depositary, by billing the holders of ADSs for such charge or by deducting such charge from one or more cash dividends or other cash distributions.)

Amendment and termination

How may the deposit agreement be amended?
      We may agree with the depositary to amend the deposit agreement and the ADRs without consent of holders of ADSs for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, holders of ADSs are considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?
      The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify holders of ADSs at least 30 days before termination.
      After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (1) advise holders of ADSs that the deposit agreement is terminated, (2) collect distributions on the deposited securities, (3) sell rights and other property, and (4) deliver shares and other deposited securities upon surrender of ADRs. One year or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.
Limitations on obligations and liability

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADSs
      The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we or the depositary is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

•	are not liable if we or the depositary exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on behalf of holders of ADSs or on behalf of any other person;

•	may rely upon any documents we or the depositary believes in good faith to be genuine and to have been signed or presented by the proper party.
      In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.
Requirements for depositary actions
      Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares or other property, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.
      The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.
ADS holder’s right to receive the shares underlying its ADSs
      Holders of ADSs have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When holders of ADSs seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.
      This right of withdrawal may not be limited by any other provision of the deposit agreement.
Pre-release of ADRs
      The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The depositary may also deliver shares upon surrender of pre-released ADRs (even if the ADRs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the shares or ADRs to be deposited, (b) assigns all beneficial right, title and interest in such shares or ADRs to the depositary for the benefit of the owners and (c) will not take any action with respect to such shares or ADRs that is inconsistent with the transfer of beneficial ownership; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
      Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
      Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES
      A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. As such, disclosure controls and procedures or systems for internal control over financial reporting may not prevent all errors and all fraud. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
      An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2004. Based upon such evaluation, our management has identified certain material weaknesses in our internal controls and financial statement reporting procedures, which were similar to the material weaknesses identified by our auditors in connection with their audit of our financial statements for the year ended December 31, 2004, prepared under U.S. GAAP. The material weakness identified related to our finance team’s ability to support the financial reporting requirements of a U.S. listed company. Our management and audit committee are currently executing a range of actions to address these weaknesses in our internal controls and financial statement reporting procedures, including efforts to hire personnel with the appropriate level of U.S. GAAP experience and accounting expertise and to engage outside resources to upgrade our enterprise reporting system to support U.S. GAAP reporting. In connection therewith, we retained the consulting services of KPMG in June 2005 to enhance our internal control system and to develop an evaluation system to enable our management to evaluate the effectiveness of our internal control over financial reporting (as defined under Rules 13a-15(c) and 15d-15(c) under the Securities Exchange Act of 1934). We expect this evaluation system, which is expected to be based on a suitable, recognized control framework (including the COSO framework), to be established in the second half of 2005. Once completed, we will use this evaluation system to identify deficiencies and weaknesses, if any, in our internal control over financial reporting, and, to the extent any significant deficiencies or material weaknesses are identified, we plan to take corrective actions, as appropriate, in the future.
      Except for the foregoing, based on the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that the design and operation of our disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

ITEM 16.
16.A.     Audit Committee Financial Expert
      Our board of directors has determined that Mr. Myung Whan Suh, our outside director and the chairman of our Audit Committee, is an “audit committee financial expert”, as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Suh is an independent director as such term is defined under Section 301 of the Sarbanes-Oxley Act of 2002.
16.B.     Code of Ethics
      Pursuant to the requirements of the Sarbanes-Oxley Act, we have adopted a Code of Ethics applicable to all our employees, including our chief executive officer, chief financial officer and all other directors and executive officers, which is available on www.gravity.co.kr.
16.C.     Principal Accountant Fees and Services
      The following table sets forth the aggregate fees billed for each of the years ended December 31, 2004 for professional services rendered by our principal accountants Samil PricewaterhouseCoopers, the Korean member firm of PricewaterhouseCoopers, depending on the various types of services and a brief description of the nature of such services.

	Aggregate Fees Billed
	during the Year
	Ended December 31,

Type of Services	2003		2004		Nature of Services

	(In millions of Won)
Audit Fees	W	22	W	853	Audit service for Company and its subsidiaries.
Audit-Related Fees		9		—	Accounting advisory service.
Tax Fees		4		6	Tax return and consulting advisory service.
All Other Fees		—		—	All other services which do not meet the three categories above.

Total	W	35	W	859

      United States law and regulations in effect since May 6, 2003 generally require all engagements of the principal accountants be pre-approved by an independent audit committee or, if no such committee exists with respect to an issuer, by the entire board of directors. Our Board of Directors has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform audit and non-audit services. Engagement requests of audit and non-audit services for us and our subsidiaries must in the first instance be submitted to our Treasury Department subject to reporting to our Chief Financial Officer. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. If the engagement request relates to audit and permitted non-audit services, it must be forwarded to our Board of Directors for consideration.
      Additionally, United States law and regulations in effect since May 6, 2003 permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Board of Directors or a designated member thereof and approved prior to the completion of the audit. In 2004, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services in each category that were subject to such a waiver was less than 5%.
16.D.     Exemptions from the Listing Standards for Audit Committee
      Not applicable.
16.E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

PART III

ITEM 17.	FINANCIAL STATEMENTS
      We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS
      Reference is made to Item 19 “Exhibits” for a list of all financial statements and schedules filed as part of this annual report.
ITEM 19.     EXHIBITS

(a)	Financial Statements filed as part of this annual report
      The following financial statements and related schedules, together with the reports of independent accountants thereon, are filed as part of this annual report:

(b)	Exhibits filed as part of this annual report

1	.1*	Articles of Incorporation (English translation)
2	.1*	Form of Stock Certificate of Registrant’s common stock, par value W500 per share
2	.1**	Form of Deposit Agreement among Registrant, The Bank of New York, as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts, including the form of American depositary receipt **
4	.1*	Agreement on the Development of RAGNAROK Online, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English)
4	.2*	Agreement on the Exclusive License of Copyright Regarding Ragnarok Game Services, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English)
4	.3*	Cooperation Agreement on Ragnarok Game Services, dated May 31, 2002, between Myoung-Jin Lee and Registrant (translation in English)
4	.4*	Agreement on Factual Matters, dated November 19, 2002, between Myoung-Jin Lee and Registrant (translation in English)
4	.5*	Agreement on Ragnarok Game Services and Related Matters, dated January 22, 2003, between Myoung-Jin Lee and Registrant (translation in English)
4	.6*	Agreement, dated June 3, 2003, between Myoung-Jin Lee and Registrant (translation in English)
4	.7*	Agreement, dated October 27, 2004, between Myoung-Jin Lee and Registrant (translation in English)
4	.8*	Investment Agreement, dated February 19, 2002, between Sunny YNK Inc. and Registrant (translation in English)
4	.9*	Agreement, dated February 21, 2002, between Sunny YNK Inc. and Registrant (translation in English)
4.10		Share Purchase Agreement, dated May 3, 2005, between Mr. Moon Kyu Kim and Registrant (translation in English)
4	.11*	Ragnarok License and Distribution Agreement, dated July 24, 2002, between GungHo Online Entertainment Inc. (formerly ONSALE Japan K.K.) (licensee in Japan) and Registrant

4	.12*	Amendment to Ragnarok License and Distribution Agreement, dated September 23, 2004, between GungHo Online Entertainment Inc. (licensee in Japan) and Registrant
4	.13*	Ragnarok Exclusive License and Distribution Agreement, dated May 20, 2002, between Soft-World International Corporation (licensee in Taiwan and Hong Kong) and Registrant
4	.14*	Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 19, 2004, between Soft-World International Corporation (licensee in Taiwan and Hong Kong) and Registrant
4	.15*	Exclusive Ragnarok License and Distribution Agreement, dated October 21, 2002, among Soft-World International Corporation, Value Central Corporation (licensee in China) and Registrant
4.16		Fourth Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated May 18, 2005, among Soft-World International Corporation, Value Central Corporation (licensee in China) and Registrant
4	.17*	Ragnarok License and Distribution Agreement, dated June 13, 2002, between Asiasoft International Co., Ltd. (licensee in Thailand) and Registrant
4	.18*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 27, 2004, between Asiasoft International Co., Ltd. (licensee in Thailand) and Registrant
4	.19*	Exclusive Ragnarok License and Distribution Agreement, dated May 12, 2003, among Soft-World International Corporation, Value Central Corporation (licensee in Malaysia and Singapore) and Registrant
4	.20*	Exclusive Ragnarok License and Distribution Agreement, dated March 25, 2003, between Level Up! Inc. (licensee in the Philippines) and Registrant
4.21		Third Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated February 18, 2005, between Level Up! Inc. (licensee in the Philippines) and Registrant
4	.22*	Exclusive Ragnarok License and Distribution Agreement, dated April 2, 2004, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant
4	.23*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 29, 2004, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant
4	.24*	Exclusive Ragnarok Online License and Distribution Agreement, dated November 26, 2003, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant
4	.25*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated December 2, 2003, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant
4	.26*	Second Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated November 18, 2004, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant
4.27		Exclusive Ragnarok License and Distribution Agreement, dated July 16, 2004, between Ongamenet PTY Ltd. (licensee in Australia and New Zealand) and Registrant
4.28		Exclusive Ragnarok License and Distribution Agreement, dated August 15, 2004, between Level Up! Interactive SA (licensee in Brazil) and GRAVITY Co., Ltd.
4	.29*	Exclusive Ragnarok Software License Agreement, dated May 24, 2004, between Level Up Network India Pvt. Ltd. (licensee in India) and GRAVITY Co., Ltd.
4	.30*	Lease Agreement, dated August 1, 2004, between Jung Ryool Kim and Registrant (translation in English)
4	.31*	Equipment Sales Agreement, dated December 1, 2003, between GRAVITY Interactive LLC and Registrant
4	.32*	Service and Distribution of Earnings and Profit Agreement, dated April 1, 2003, between GRAVITY Interactive LLC and Registrant
4	.33*	Loan Agreement, dated January 1, 2004, between GRAVITY Entertainment Corporation, formerly RO Production Ltd., and Registrant (translation in English)
4	.34*	Share (syusshi-mochiban) Assignment Agreement, dated October 25, 2004, between GungHo Online Entertainment Inc. and Registrant

4	.35*	Joint Project Agreement for TV Animation “Ragnarok”, dated October 1, 2004, among GRAVITY Entertainment Corporation, formerly RO Production Ltd., GDH Co., Ltd., TV Tokyo Medianet Co., Ltd., Amuse Soft Entertainment Co., Ltd. and GNG Entertainment Inc (translation in English)
4	.36*	Ragnarok Sales Agency Agreement, dated April 10, 2002, between Sunny YNK Inc. and Registrant (translation in English)
8.1		List of Registrant’s subsidiaries
11.1		Registrant’s Code of Business Conduct and Ethics
12.1		Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002), included on the signature page hereto
12.2		Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002), included on the signature page hereto
13.1		Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002), included on the signature page hereto
13.2		Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002), included on the signature page hereto

*	Incorporated by reference to Registrant’s Registration Statement on For F-1 (File No. 333-122159)

**	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-122160)

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRAVITY CO., LTD

By:	/s/ David Woong-Jin Yoon

Name: David Woong-Jin Yoon

Title:	Representative Director and Chief Executive Officer
Date: June 30, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders of
GRAVITY Co., Ltd.
      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of GRAVITY Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2003 and 2004 and the results of their operations and their cash flows for the years ended December 31, 2002, 2003 and 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Samil PricewaterhouseCoopers
Seoul, Korea
June 29, 2005

GRAVITY CO., LTD.
CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2004

	2003	2004	2004

	(In millions of Korean Won and
	in thousands of US dollars,
	except per share data)
			(Unaudited)
			(Note 3)
ASSETS
Current assets
Cash and cash equivalents	W 5,405	W16,405	$15,849
Short-term financial instruments	1,600	8,900	8,598
Accounts receivable, net	6,988	7,321	7,073
Deferred expense	651	2,530	2,444
Current deferred income tax asset	504	2,684	2,593
Other current assets	2,156	2,258	2,181

Total current assets	17,304	40,098	38,738

Property and equipment, net	5,694	14,951	14,444
Leasehold and other deposits	3,913	4,192	4,050
Other non-current assets	1,854	2,893	2,795

Total assets	W28,765	W62,134	$60,027

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	W 2,432	W 3,576	$3,455
Deferred income	2,671	4,392	4,243
Current portion of long-term debt	2,633	1,278	1,235
Other current liabilities	1,315	1,073	1,037

Total current liabilities	9,051	10,319	9,970

Long-term deferred income	380	1,918	1,853
Long-term debt	1,164	—	—
Accrued severance benefits	342	960	927
Leasehold deposit received	—	2,000	1,932
Other non-current liabilities	8	7	6

Total liabilities	10,945	15,204	14,688
Commitments and contingencies
Shareholders’ equity
Preferred shares, W500 par value, 2,000,000 shares authorized, and no shares issued and outstanding at December 31, 2003 and 2004, respectively	—	—	—
Common shares, W500 par value, 38,000,000 shares authorized, and 5,548,900 shares issued and outstanding as of December 31, 2003 and 2004, respectively	2,774	2,774	2,680
Additional paid-in capital	2,132	2,180	2,106
Retained earnings	12,916	42,117	40,689
Accumulated other comprehensive income (loss)	(2)	(141)	(136)

Total shareholders’ equity	17,820	46,930	45,339

Total liabilities and shareholders’ equity	W28,765	W62,134	$60,027

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2002, 2003 and 2004

	2002		2003		2004		2004

	(In millions of Korean Won and in thousands of US dollars, except
	per share data)
							(Unaudited)
							(Note 3)
Revenues
Online games-subscription revenue	W	7,310	W	18,560	W	16,253	$15,702
Online games-royalties and license fees		2,079		22,804		44,236	42,736
Mobile games		—		43		480	464
Character merchandising, animation and other revenue		427		1,024		3,471	3,353

Total net revenues		9,816		42,431		64,440	62,255
Cost of revenues		1,735		6,866		10,309	9,959

Gross profit		8.081		35,565		54,131	52,296
Operating expenses
Selling, general and administrative		4,956		11,115		13,719	13,253
Research and development		815		1,597		2,030	1,962

Operating income		2,310		22,853		38,382	37,081
Other income (expenses)
Interest income		84		94		479	463
Interest expense		(2,480)		(5,947)		(4,309)	(4,163)
Foreign currency gains		75		418		336	325
Foreign currency losses		(17)		(240)		(1,052)	(1,016)
Others, net		(1)		26		(2)	(2)

Income before income tax expenses and minority interest, losses from equity method investee		(29)		17,204		33,834	32,688
Income tax expenses		467		2,535		4,402	4,253

Income before minority interest and losses from equity method investee		(496)		14,669		29,432	28,435

Minority interest		—		—		(17)	(16)
Equity in loss of related joint venture		—		—		248	240

Net income	W	(496)	W	14,669	W	29,201	$28,211

Earnings per share
Basic and diluted	W	(148)	W	2,859	W	5,263	$5.08

Weighted average number of shares outstanding
Basic and diluted		3,355,616		5,130,895		5,548,900	5,548,900
The accompanying notes are an integral part of these financial statements

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2002, 2003 and 2004

						Retained		Accumulated
				Additional		Earnings		Other
	Common	Common		Paid-In		(Accumulated		Comprehensive
	Shares	Shares		Capital		deficit)		Income (Loss)		Total

	(In millions of Korean Won and in thousands of
	US dollars, except number of shares)
Balance at January 1, 2002	2,800,000	W	1,400	W	—	W	(1,257)	W	—	W	143
Issuance of common shares	600,000		300		—		—		—		300
Comprehensive income (loss)
Unrealized losses on available-for-sale securities	—		—		—		—		(210)		(210)
Net income	—		—		—		(496)		—		(496)

Total comprehensive income											(706)

Balance at December 31, 2002	3,400,000		1,700		—		(1,753)		(210)		(263)
Issuance of common shares	2,148,900		1,074		2,132		—		—		3,206
Comprehensive income (loss)
Unrealized losses on available-for-sale securities	—		—		—		—		218		218
Cumulative effect of foreign Currency translation	—		—		—		—		(10)		(10)
Net income	—		—		—		14,669		—		14,669

Total comprehensive income											14,877

Balance at December 31, 2003	5,548,900		2,774		2,132		12,916		(2)		17,820
Issuance of common shares, net	—		—		—		—		—		—
Amortization of deferred stock compensation	—		—		48		—		—		48
Comprehensive income (loss)
Unrealized gains on available-for-sale securities	—		—		—		—		(10)		(10)
Cumulative effect of foreign currency translation	—		—		—		—		(129)		(129)
Net income	—		—		—		29,201		—		29,201

Total comprehensive income											29,062

Balance at December 31, 2004	5,548,900	W	2,774	W	2,180	W	42,117	W	(141)	W	46,930

The accompanying notes are an integral part of these financial statements

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2002, 2003 and 2004

					Accumulated
			Additional		Other
	Common	Common	Paid-In	Retained	Comprehensive
	Shares	Shares	Capital	Earnings	Income (Loss)	Total

Balance at December 31, 2003 (Note 3) (unaudited)	5,548,900	$2,680	$2,060	$12,478	$(2)	$17,216
Issuance of common shares, net	—	—	—	—	—	—
Amortization of deferred stock compensation	—	—	46	—	—	46
Comprehensive income (loss)
Unrealized gains on available-for-sale securities	—	—	—	—	(9)	(9)
Cumulative effect of foreign currency translation	—	—	—	—	(125)	(125)
Net income	—	—	—	28,211	—	28,211

Total comprehensive income						28,077

Balance at December 31, 2004	5,548,900	$2,680	$2,106	$40,689	$(136)	$45,339

The accompanying notes are an integral part of these financial statements

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 2002, 2003 and 2004

	2002		2003		2004		2004

							(Unaudited)
							(Note 3)
	(In millions of Korean Won and in thousands of
	US dollars, except per share data)
Cash flows from operating activities
Net income	W	(496)	W	14,669	W	29,201	$28,211
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		594		1,638		3,303	3,191
Provision for accrued severance benefits		140		363		913	882
Loss from impairment on investment		—		777		—	—
Equity in loss of related joint venture		—		—		248	240
Deferred income taxes		—		(994)		(2,093)	(2,024)
Other		218		(54)		155	152
Changes in operating assets and liabilities				—		—	—
Accounts receivable		(6,002)		(1,228)		(449)	(434)
Accounts payable and accrued expenses		2,048		485		1,141	1,103
Accrued interest		1,037		(358)		(442)	(427)
Deferred income		(1,159)		1,509		3,260	3,149
Deferred expense		(558)		(92)		(1,879)	(1,816)
Development cost		(427)		(44)		(412)	(398)
Other current liabilities		220		303		308	298
Payment of severance benefits		(15)		(114)		(144)	(140)
Other assets		86		(1,143)		(476)	(459)

Net cash provided by operating activities		(4,314)		15,717		32,634	31,528

Cash flows from investing activities
Increase in short-term financial instruments		—		(2,200)		(7,300)	(7,052)
Decrease (increase) of available-for-sale and other investments, net		(58)		(1,193)		151	147
Purchase of equity investments		—		—		(1,243)	(1,201)
Purchase of property and equipment		(2,898)		(4,749)		(12,324)	(11,906)
Disposal of property and equipment		381		510		22	22
Payment of leasehold deposits		(945)		(3,527)		(279)	(269)
Proceeds from leasehold deposits		—		710		2,000	1,932
Others, net		—		(115)		(34)	(34)

Net cash used in investing activities		(3,520)		(10,564)		(19,007)	(18,361)

Cash flows from financing activities
Issuance of common stock, net		300		3,206		—	—
Increase of long-term debt		7,500		—		—	—
Repayment of capital lease liabilities		—		(500)		(104)	(100)
Proceeds from increase in borrowings		2,200		4,015		—	—
Repayment of long-term debt		(673)		(3,029)		(2,519)	(2,434)
Repayment of borrowings		(2,753)		(4,000)		(4)	(4)

Net cash used in financing activities		6,574		(308)		(2,627)	(2,538)

Net increase in cash and cash equivalents		(1,260)		4,845		11,000	10,629
Cash and cash equivalents
Beginning of year		1,820		560		5,405	5,220

End of the year	W	560	W	5,405	W	16,405	$15,849

GRAVITY CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2004

1.	Description of Business
      GRAVITY Co., Ltd. (“GRAVITY” or the Company), incorporated on April 4, 2000, is engaged in developing and distributing online games and other related businesses principally in the Republic of Korea and in other countries within Asia, America and Europe. GRAVITY’s principal game product, “RAGNAROK”, a multi-player online role playing game, was commercially launched in August 2002.
      GRAVITY founded GRAVITY Interactive, LLC. (“Interactive”), a wholly owned U.S.-based subsidiary, on March 14, 2003. GRAVITY acquired 50% of the voting shares of RO Production Co., Ltd., a Japanese-based subsidiary on January 20, 2004. In October 25, 2004, the Company acquired the remaining 50% of the voting shares of RO Production Co., Ltd. After the acquisition of the voting shares, RO Production Co., Ltd., has became a wholly owned Japanese-based subsidiary and the Company changed its corporate name to GRAVITY Entertainment Corp. on February 5, 2005.
      GRAVITY conducts its business within one industry segment — the business of developing and distributing online game, software licensing and other related services.

2.	Significant Accounting Policies

Basis of presentation
      The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of consolidation
      The accompanying consolidated financial statements include the accounts of GRAVITY and its subsidiaries, GRAVITY Interactive, LLC. and GRAVITY Entertainment Corp. (the “Company”). All significant intercompany transactions and balances have been eliminated during consolidation.
      The Company follows the equity method of accounting for investment in its joint venture of Animation Production Committee. The Company records its initial investment at cost and records its pro rata share of the earnings in or losses in the results of operations of the venture.

Stock split
      On November 22, 2003, the Company’s shareholders approved a 10-for-1 stock split, which became effective on December 25, 2003. The accompanying consolidated financial statements, including all share and per share data, have been restated as if the stock split had occurred as of the earliest period presented.

Use of estimates
      The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from these estimates.

GRAVITY CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Risks and Uncertainties
      The industry in which the Company operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; significant numbers of new entrants; dependence on key individuals; competition from similar products from larger companies; customer preferences; the need for the continued successful development, marketing, and selling of its products and services; and the need for positive cash flows from operations. The Company depends on one key product and has a limited operating history and as a result, the Company is subject to risks associated with early stage companies in new and rapidly evolving markets.
      During the years ended December 31, 2002, 2003 and 2004, the Company generated 99%, 95% and 94% of its revenue from the Asia region, respectively, therefore, an economic crisis in the Asia region would have a significant impact on the Company.
      During the years ended December 31, 2002, 2003 and 2004, the Company generated a 73%, 38% and 20%, respectively, of its total revenue from its relationship with Sunny YNK reported as online games — subscription revenue in Korea. In addition, during the years ended December 31, 2002, 2003 and 2004, the Company generated a 24%, 43%, and 52%, respectively, of its total revenue from two of its customers, the licensees in Japan and Taiwan. The licensee in Japan generated online games — royalties and licensee fees and character merchandising of 11%, 23% and 28% of the Company’s total revenues, and the licensee in Taiwan generated online games-royalties and licenses fees 13%, 20% and 24% of the Company’s total revenues for the years ended December 31, 2002, 2003 and 2004, respectively.

Start-up costs
      Start-up costs are expensed as incurred.

Revenue recognition

Online games- subscription revenue
      Prepaid online game subscriptions are deferred and recognized based upon their actual usage.

Online games-royalties and license fees
      The Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fee and guaranteed minimum royalty payments. The prepaid license fee revenues are deferred and recognized ratably over the license period. The guaranteed minimum royalty payments, which are currently only paid in China, are deferred and recognized as the royalties are earned. In addition, the Company receives a royalty payment based on a specified percentage of the licensees’ sales. These royalties, that exceed the guaranteed minimum royalty, are recognized on a monthly basis, as the related revenues are earned by the licensees.
      In February and April, 2002, the Company entered into agreements with Sunny YNK, Inc. (“Sunny YNK”) pursuant to which the Company granted it the exclusive right to distribute RAGNAROK for a contractual period of three years from the date RAGNAROK was first commercialized. The relationship with Sunny YNK is such that the Company acts as the primary obligor with the end-user, and in the majority of situations the end-user is not aware of the existence of Sunny YNK. The game is marketed and branded by the Company, and it takes full responsibility for any customer complaints, questions, support and is responsible to fix any bugs that are identified. The Company develops content and maintains legal ownership of the copyrights to the games. It hosts the delivery of the games on its servers and can refuse end-users from participating in game play. The Company has the right to stop providing services to support the game at any time. In accordance with Emerging Issues Task Force (“EITF”) No. 99-19, Reporting Revenue Gross versus Net, the Company presents the entire revenue derived from the Sunny YNK license arrangement in its statement of operations.

GRAVITY CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and cash equivalents
      Cash equivalents consist of highly liquid investments with an original maturity date of three months or less.

Short-term financial instruments
      Short-term financial instruments include time deposits, with maturities greater than three months but less than a year.

Available-for-sale investments
      Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of comprehensive income in stockholders’ equity.

Allowance for doubtful accounts
      The Company maintains allowances for doubtful accounts receivable based upon the following information: an aging analysis of its accounts receivable balances, historical bad debt rates, repayment patterns and creditworthiness of its customers, and industry trend analysis.
      Subsequent to June 2003, pursuant to agreements with payment gateway providers, the payment gateway providers are responsible for remitting to the Company the subscription revenues generated in Korea after deducting the fixed service fees and charges of in the range of approximately 9% to 13%, which include fees and charges owing to telecommunications operators. In return for the relatively high level of fees and charges, the Company transferred the risk of loss on delinquencies.

Property and equipment
      Property and equipment are stated at cost, less accumulated depreciation. Depreciation for equipment, furniture and fixtures, vehicles, capital lease assets and purchased software is computed using the straight-line method over the following estimated useful lives:

Building	40 years
Computer and equipment	4 years
Furniture and fixtures	4 years
Software	3 years
Vehicles	4 years
Capital lease assets	4 years
      Leasehold improvements are amortized on a straight-line basis over the estimated useful life of the assets or the lease term, whichever is shorter.
      Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to income as incurred.

Accounting for the impairment of long-lived assets
      Long-lived assets and intangible assets that do not have indefinite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the aggregate of future cash flows (undiscounted and without interest charges) is less than the carrying value of the asset, an impairment loss is recognized based on the fair value of the asset.

GRAVITY CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Capitalized software development costs
      The Company capitalizes certain software development costs relating to online games that will be distributed through subscriptions or licenses. The Company accounts for software development in accordance with Statements of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in research and development expense. Once a software product has reached technological feasibility, then all subsequent software development costs for that product are capitalized until the product is commercially launched.. Technological feasibility is evaluated on a product-by-product basis, but typically occurs when the online game has a proven ability to operate in a massively multi-player format. Technological feasibility of a product encompasses both technical design documentation and game design documentation. For products where proven technology exists, this may occur early in the development cycle.
      After an online game is released, the capitalized product development costs are amortized over the game’s estimated useful life which is deemed to be three years. This expense is recorded as a component of cost of revenues.
      Capitalized software development costs net of accumulated amortization at December 31, 2003 and 2004 was W215 million and W468 million, respectively, which is included in the other non-current assets of the accompanying balance sheet. Amortization expense for fiscal years ended December 31, 2002, 2003 and 2004 was W59 million, W152 million and W199 million, respectively.
      For products that have been released in prior periods, we evaluate the future recoverability of capitalized amounts on a quarterly basis. The primary evaluation criterion is actual game performance.
      The Company evaluates the recoverability of capitalized software development costs on a product-by-product basis. The recoverability of capitalized software development costs is evaluated based on the expected performance of the specific products for which the costs relate. Criteria used to evaluate expected product performance include: historical performance of comparable products using comparable technology; orders for the product prior to its release; and estimated performance of a sequel product based on the performance of the product on which the sequel is based. Capitalized costs for those products that are cancelled are expensed in the period of cancellation. In addition, a charge to cost of revenues is recorded when management’s forecast for a particular game indicates that unamortized capitalized costs exceed the net realizable value of that asset. Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established, as well as in the ongoing assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional development costs to be incurred. If revised forecasted or actual product sales are less than and/or revised forecasted or actual costs are greater than the original forecasted amounts utilized in the initial recoverability analysis, the actual impairment charge may be larger than originally estimated in any given period.

Research and development costs
      Research and development costs consist primarily of payroll, depreciation expense and other overhead expenses which are all expensed as incurred until technological feasibility is reached.

Advertising
      The Company expenses advertising costs as incurred. Advertising expense was approximately W1,435 million, W4,285 million and W4,614 million for the years ended December 31, 2002, 2003 and 2004, respectively. Pursuant to the terms of the agreement with Sunny YNK once the cumulative royalty payments to Sunny YNK reached W7 billion it is required to use 15% of future royalty payments, paid by the Company, to

GRAVITY CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
fund additional marketing of the RAGNAROK game. In April 2003, cumulative royalty payments to Sunny YNK reached W7 billion. After January 1, 2004, these marketing activities were performed by the Company and therefore, Sunny YNK reimbursed the Company for these costs, which was credited to advertising expenses within selling, general and administrative expenses in the accompanying statement of operations.

Accrued severance benefits
      Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on the length of service and rate of pay at the time of termination. Accrued severance benefits are estimated assuming all eligible employees were to terminate their employment at the balance sheet date. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date.
      Accrued severance benefits are funded through a group severance insurance plan. The amounts funded under this insurance plan are classified as a deduction to the accrued severance benefits. Subsequent accruals are to be funded at the discretion of the Business.

Foreign currency translation
      The Korean parent company and its subsidiary use their local currencies as their functional currencies. All assets and liabilities of the foreign subsidiary are translated into the Korean Won at the exchange rate in effect at the end of the period, and revenues and expenses are translated at average exchange rates during the period. The effects of foreign currency translation adjustments are reflected in the cumulative translation adjustment account in comprehensive income of shareholders’ equity.

Foreign currency transactions
      Net gains and losses resulting from foreign exchanges transactions are included in foreign currency gains (losses) in the statement of operations.

Income taxes
      The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse.
      A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

Fair value of financial instruments
      The Company’s carrying amounts of cash, cash equivalents, short-term financial instruments, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments.

Accounting for Stock-Based Compensation
      The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of SFAS No. 123, Accounting for Stock Based Compensation, using the fair value method. Under this method, compensation cost for stock option grants are measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period, using the method promulgated

GRAVITY CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
by Financial Accounting Standards Board (“FASB”) Interpretations No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (“FIN 28”).
      The Company’s stock purchase option plan permits the Company to settle the exercise of its options granted in cash or in stock. However, all options granted to date are required to be settled in stock. Options that are granted under the Company’s stock option purchase plan to be settled in cash will be treated as a cash plan award in accordance with SFAS No. 123, requiring remeasurement of the cash liability at each balance sheet date based on the current stock price.
      The Company uses a Black-Scholes model to determine the fair value of equity-based awards at the date of grant and recognizes compensation cost as if all awards are expected vest, recognizing forfeitures as they occur.

Earnings per Share
      Basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding for all periods. Diluted earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding, increased by common stock equivalents. Common stock equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options. However, potential common shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

Recent Accounting Pronouncements
      In December 2004, the FASB issued SFAS No. 123 (R), Share-Based Payment which requires that the cost resulting from equity-based compensation transactions be recognized in the financial statements using a fair-value-based method. The Statement replaces SFAS No. 123, supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. The new statement will be effective for public entities in periods beginning after June 15, 2005. The fair value method under SFAS No. 123(R) is the same method used to fair value options under SFAS No. 123. Which would result in the same measurement and recognition of stock-based compensation. Therefore, the impact of adopting SFAS No. 123(R), will not have any impacts on the results of operations, and only have certain additional required disclosures.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect a significant impact on its results of operations and disclosures.
      In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective application to prior periods’s financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will have no impacts upon adoption of this standard as no accounting changes or errors have occurred in the current period.

GRAVITY CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Convenience Translation into United States Dollar Amounts
      The Company reports its consolidated financial statements in the Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,035.1 Korean Won to one US dollar, which is the noon buying rate of the US Federal Reserve Bank of New York in effect on December 31, 2004. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, US dollars at that or any other rate. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles either in Korea or the United States of America.

4.	Allowance for Accounts Receivable
      Changes in the allowance for accounts receivable for the years ended December 31, 2002, 2003 and 2004 are as follows:

	2002		2003		2004

	(In millions of Korean Won)
Balance at beginning of year	W	—	W	151	W	242
Provision for allowances		151		91		—
Write-offs		—		—		242

Balance at end of year	W	151	W	242	W	—

5.	Investment in equity method investee
      In April 2004, its subsidiary, RO Production Co., Ltd. Invested JPY 123 million for a 30% interest in “Animation Production Committee”, a joint venture. The investment was accounted for under the equity method of accounting and it is included in the other non–current assets of the accompanying balance sheets.

6.	Property and Equipment, Net
      Property and equipment as of December 31, 2003 and 2004 consist of the following:

	2003		2004

	(In millions of
	Korean Won)
Land	W	—	W	5,954
Building		—		2,233
Computer and equipment		3,295		5,468
Furniture and fixtures		557		655
Vehicles		194		189
Capital lease assets		603		—
Leasehold improvements		975		1,043
Software externally-purchased		2,026		4,340

		7,650		19,882
Less: accumulated depreciation		1,956		4,931

	W	5,694	W	14,951

GRAVITY CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Depreciation expenses for the years ended December 31, 2002, 2003 and 2004, were W535 million, W1,480 million and W3,096 million, respectively, which includes depreciation expense of capital lease assets of W134 million and W30 million for the years ended December 31, 2003 and 2004, respectively.
      As of December 31, 2004, the Company’s land and buildings were pledged as collateral for leasehold deposits which amounted to W2,600 million.

7.	Accrued Severance Benefits
      Changes in accrued severance benefits for the years ended December 31, 2002, 2003 and 2004 are as follows:

	2002		2003		2004

	(In millions of Korean Won)
Balance at beginning of year	W	39	W	164	W	413
Provisions for severance benefits		140		363		913
Severance payments		(15)		(114)		(144)

		164		413		1,182
Less: amounts placed on deposit at insurance company		—		(71)		(222)

Balance at end of year	W	164	W	342	W	960

      The Company expects to pay the following future benefits to its employees upon their normal retirement age:

	(In millions of
	Korean Won)

2005	W	1
2006		—
2007		2
2008		3
2009		6
2010 ~ 2014		57
      The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

8.	Long-term debt
      In February and April, 2002, the Company entered into agreements with Sunny YNK, Inc. (“Sunny YNK”) pursuant to which the Company granted it the exclusive right to distribute RAGNAROK for a contractual period of three years from the date RAGNAROK was first commercialized. As a result of the receipt of exclusive distribution rights, Sunny YNK loaned the Company W7,000 million at the inception of the agreement, which it is accounted as debt in the accompanying balance sheet, in accordance with EITF No. 88-18, Sales of Future Revenues.
      As there is no interest rate stated in the agreement with Sunny YNK, the interest is imputed based on the difference between the principal amount of the loan and the total payments expected to be made pursuant to the agreement, Accordingly, the repayment of principal balance to Sunny YNK is variable each year in accordance

GRAVITY CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
with amount of annual revenue generated from distribution of RAGNAROK and deduction of annual interest expense allocated using the interest rate method.

	2003		2004

	(In millions of Korean
	Won)
Loans, representing obligations principally to Sunny YNK Inc Due 2005	W	3,797	W	1,278
Less: Current portion		(2,633)		(1,278)

	W	1,164	W	—

      In accordance with this agreement, during the years ended December 31, 2003 and 2004, the Company paid W7,923 million and W6,670 million to Sunny YNK, respectively. Of these payments, W2,749 million and W2,333 million were allocated to principal, and W5,174 million and W4,337 million were allocated to interest, respectively.

9.	Commitments and Contingencies
      The Company leases certain equipment and property. The Company’s operating lease consists of a property lease expiring on December 31, 2005. Rental expense incurred under this operating lease were approximately W346 million, W769 million and W956 million for the years ended December 31, 2002, 2003 and 2004, respectively. The Company’s equipment capital lease agreement expired on March, 2004.
      Future minimum lease payments for the leases as of December 31, 2004, are as follows:

	2005		2006

	(In millions of
	Korean Won)
Operating lease	W	728	W	5

10.	Shareholders’ Equity
      As of December 31, 2004, GRAVITY is authorized to issue a total of 40 million shares with a par value of W500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of this authorized amount, GRAVITY is authorized to issue non-voting preferred shares for up to 2 million shares. Under the articles of incorporation, holders of non-voting preferred shares are entitled to dividends of not less than 1% and up to 15% of the par value of such shares the exact rate to be determined by GRAVITY’s board of directors at the time of issuance, provided that the holders of preferred shares are entitled to receive dividend at a rate not lower than that determined for holders of common shares.
      On March 14, 2003, GRAVITY issued 2,148,900 common shares for W1,500 per share. GRAVITY recorded total gross proceeds of W3,206 million, net of issuance costs in the amount of W17 million.
      On November 22, 2003, GRAVITY’s shareholders approved a 10-for-1 stock split which became effective on December 25, 2003. GRAVITY’s shareholders received nine additional shares for each share they owned as of record date of October 27, 2003. All share data has been restated to reflect the stock splits for all periods presented.

11.	Stock purchase option plan
      On December 24, 2004, the Company’s shareholders approved the stock purchase option plan (the “Plan”). The Plan provides for the grant of incentive stock options to employees and directors. On December 24, 2004, the Company granted certain employees options to purchase 271,000 shares of the Company’s common stock at an exercise price of W80,000 or W70,000 per share. Any stock options granted to an employee were not forfeited as the employee left the Company in December 2004. The fair value of the options at the date of the grant is

GRAVITY CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
estimated using the Black-Scholes option pricing model. In accordance with the Plan, all of options granted in 2004 vest over four year period, with 25% vesting after two years of continued employment, 25% vesting after three years of continued employment, 25% vesting after four years of continued employment, and the remaining 25% vesting after five years from the grant date. The options that have vested for each period should be exercised within one year from the vesting, and options that have not been exercised during the each period shall be deemed to be terminated.
      The following table summarizes the stock options activity under the Plan:

			Weighted-Average		Weighted-Average
	Number of		Exercise Price		Fair Value at
	Stock Options		Per Share		Date of Grant

Stock options outstanding as of December 31, 2003	W	—	W	—	W	—
Options granted		271,000		71,845		20,211
Options exercised		—		—		—
Options forfeited		—		—		—

Stock options outstanding as of December 31, 2004	W	271,000	W	71,845	W	20,211

      The total compensation expense relating to the grant of stock options on December 24, 2004, W5,477 million, is recognized over the five year vesting period using the FIN 28 model. For the years ended December 31, 2004, the Company recognized W48 million, respectively, in stock compensation expense for the shares granted. Stock compensation expenses are included in selling, general and administrative expenses and cost of revenue in the statements of operations. There were no exercisable options at December 31, 2004.
      The fair value for each option was estimated, at the date of grant, using the Black Scholes’ option pricing model, with the following weighted average assumptions:

Expected dividend yield	0%
Risk-free interest rate	3.50%
Expected volatility	53%
Expected life (in years from vesting)	4.0 years
Fair value of stock	W55,431
      The fair value of the stock at the date of grant was based on the initial public offering at NASDAQ in USA, on February 8, 2005.
      In February 2005, in accordance with the terms of the stock options granted, the exercise prices for the outstanding options were adjusted to the IPO price for officers, and to the IPO price minus W10,000 for employees. This repricing created a new measurement date for the Company’s stock compensation expenses.

12.	Earnings per Share
      The components of basic and diluted earnings per share are as follows:

	2002		2003		2004

	(In millions of Korean Won, except numbers of
	common shares and per share amounts)
Net income available for common shareholders (A)	W	(496)	W	14,669	W	29,201

Weighted average outstanding shares of common shares (B)		3,355,616		5,130,895		5,548,900
Earnings per share Basic and diluted (A/ B)	W	(148)	W	2,859	W	5,263

GRAVITY CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The 271,000 stock options outstanding at December 31, 2004 are excluded from the Company’s calculation of earnings per share as their effect is antidilutive.

13.	Income Taxes
      Income tax expense for the years ended December 31, 2002, 2003 and 2004 consist of the following:

	2002		2003		2004

	(In millions of Korean Won)
Income(loss) before income taxes
Domestic	W	(29)	W	16,146	W	33,332
Foreign		—		1,058		502

		(29)		17,204		33,834

Current income taxes
Domestic		467		3,235		6,186
Foreign		—		294		309

		467		3,529		6,495

Deferred income taxes
Domestic		—		1,127		2,022
Foreign		—		(133)		71

		—		994		2,093

Total income tax expense	W	467	W	2,535	W	4,402

      The preceding table does not reflect the tax effects of unrealized gains and losses on available-for-sale securities. The tax effect of nil, W1 million and W2 million for the years ending December 31, 2002, 2003 and 2004 is recorded directly as other comprehensive income within shareholders’ equity.

GRAVITY CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of December 31, 2003 and 2004 are as follows:

	2003		2004

	(In millions of
	Korean Won)
Current deferred income tax assets (liabilities)
Foreign tax credit carryforwards	W	528	W	2,395
Tax credit carryforwards for research and human resource development		—		351
Net operating loss carryforwards in Japan		—		86
Accrued expense		64		9
Accrued income		(31)		(17)
Deferred expense		(58)		(54)
Unrealized gain and losses on securities		(1)		1
Other		1		—

		503		2,771
Less: Valuation allowance		—		(86)
Less: Other comprehensive income of deferred tax asset (liability)		(1)		1

	W	504	W	2,684

Non-current deferred income tax assets (liabilities)
Depreciation and amortization	W	190	W	139
Deferred income		163		52
Impairment on other investment		192		192
Provisions for severance benefits		55		145
Deferred expense		(46)		(21)
Unremitted earnings of subsidiaries		(74)		(111)
Other		10		7

		490		403
Less: Valuation allowance		—		—

	W	490	W	403

      Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the Company operates, and the overall future industry outlook.
      In 2003 and 2004, the Company generated sufficient taxable profits during the year, such that, based on its assessment of the other factors listed above, management has determined that it is more likely than not that the Company will realize its deferred tax assets in the future and, accordingly, has not recorded a valuation allowance at each balance sheet date.
      As of December 31, 2004, GRAVITY Entertainment Corp., the Company’s 100% owned consolidated subsidiary in Japan, had available loss carryforwards of W311 million which expire in 2011. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to

GRAVITY CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
realize these loss carryforwards, and have recognized a valuation allowance of W86 million, on the full amount of the available loss carryforwards, at an effective rate expected to be incurred in Japan.
      As of December 31, 2004, the Company also has foreign tax credit carryforwards and tax credit carryforwards for research and human resource development of W2,395 million and W351 million, respectively, which expire from 2005 to 2009.
      The statutory income tax rate, including tax surcharges, applicable to the Company was approximately 29.7% in 2003 and 2004. The statutory income tax rate was amended to 27.5%, effective for fiscal years beginning January 1, 2005 in accordance with the Corporate Income Tax Law amended on December 30, 2003.
      Currently, the Company is entitled to a reduced tax rate of 14.85% by virtue of the Special Tax Treatment Control Law of Korea, which is 50% of the statutory tax rate and applied to certain designated venture companies. In the year 2005, the Company will reapply for its designation as a venture company. However it is uncertain as to whether the Company will obtain this designation. However, even if the Company ceases to enjoy the 50% reduction in corporate income tax rate in 2005, the Company will instead be entitled to a special tax exemption of 10% in corporate income tax rate for fiscal year 2005 by virtue of being a small-and medium-sized company. Accordingly, deferred income taxes as of December 31, 2004 were calculated based on the rate of 24.75% and 27.50% for the amounts expected to be realized during the fiscal year 2005, 2006 and thereafter, respectively.
      A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follows:

	2002		2003		2004

	(In millions of Korean Won)
Tax expense at Korean statutory tax rate	W	(8)	W	5,110	W	10,049
Income tax exemption		4		(2,555)		(5,025)
Tax credit carryforwards for research and human resource development		—		—		(351)
Foreign tax differential		—		274		108
Income not assessable for tax purpose		(40)		(1)		(254)
Expense not deductible for tax purpose		431		185		100
Change in statutory tax rate		(18)		(110)		2
Change in valuation allowances		89		(299)		86
True up of prior year tax return		—		—		(242)
Others		9		(69)		(71)

Total income tax expense	W	467	W	2,535	W	4,402

GRAVITY CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Operations by Geographic Area
      Geographic information for the years ended December 31, 2002, 2003 and 2004 is based on the location of the distribution entity. Revenues by geographic region are as follows:

	2002		2003		2004

	(In millions of Korean Won)
Korea	W	7,304	W	16,475	W	13,524
United States		137		2,374		3,528
Japan		1,121		9,658		18,182
Taiwan		1,253		8,632		15,368
Thailand		—		2,610		5,503
China		—		1,800		2,657
Other		1		882		5,678

	W	9,816	W	42,431	W	64,440

15.	Related Party Transactions
      As of December 31, 2004, the Company provided loans to employees for housing amounting to W12 million at an annual interest rate of 9%
      During the years ended December 31, 2002, 2003 and 2004, there were related party transactions with a major shareholder and an equity investee as follows:

	2002		2003		2004

	(In millions of Korean Won)
Purchases from related parties	W	346	W	721	W	1,096
Amounts due from related parties		900		3,800		3,899
Amounts due to related parties		—		—		305
      A majority of the purchase transactions have resulted from annual rental expenses paid to its major shareholder for rental of its premises.
      Most of due from balances have resulted from leasehold deposits remitted to its major shareholder. The balances are included in the leasehold and other deposits balance in the accompanying balance sheet.
      Due to balance represents amount of accrued expenses payable to equity investee. The balance is included in the other current assets balance in the accompanying balance sheet.
      The major shareholder provided guarantees up to a maximum of W300 million for the Company’s capital lease in February 2003. The capital lease agreement was completed in March, 2004 and as result guarantees were not required subsequent to this time.
      On February 20, 2003, the Company obtained a loan of W3,000 million at an annual interest rate of 18% from IAMBiz Co., Ltd. On September 30, 2003, the company fully repaid the loan to IAMBiz Co., Ltd. On October 1, 2003, IAMBiz Co., Ltd. acquired 4.99% of the company’s outstanding common shares. On October 31, 2003, the Company disposed its sticker photo division, together with mobile phones and digital and other cameras to IAMBiz Co., Ltd. for proceeds of W510 million. On December 10, 2003, the Company also disposed its license to a horse racing game to IAMBiz Co., Ltd. for proceeds of W20 million. IAMBiz Co., Ltd. changed its name to Rhoceo Co., Ltd. on November 11, 2004

GRAVITY CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Supplemental Cash Flow Information and Non-Cash Activities

	2002		2003		2004

	(In millions of Korean Won)
Supplemental cash flow information
Cash paid during the year for income taxes	W	467	W	3,343	W	6,805
Interest paid		1,443		6,306		4,751

	W	1,910	W	9,649	W	11,556

Supplemental non-cash activities
Increase of available-for-sale securities	W	450	W	—	W	—
Increase of capital lease asset		—		603		—

17.	Subsequent events
      In January 2005, the Company commercially launched another massively multiplayer online role playing game, R.O.S.E. Online.
      The Company registered 8,000,000 shares of American Depository Shares (“ADS”) on NASDAQ in the United States of America on February 8, 2005. Of the total shares registered, the Company sold 5,600,000 ADSs, and the existing shareholders sold 2,400,000 ADSs. Total cash received by the Company after issue costs was W71,863 million.
      In May 2005, the initial acquirers and shareholders of the ADSs filed a number of class action complaints for violation of federal securities law in the United States District Court for the Southern District of New York. The complaints identify the Company and certain of its officers as defendants, and claim that the Company issued false and a misleading registration statement/ prospectus in connection with its initial public offering. The Company believes that the claims are without merit and intends to defend the case vigorously.
      In May 2005, the Company entered into share purchase agreements to acquire an aggregate of 88% of voting shares of Trigger Soft Corp.
      In June 2005, the Company entered into a publishing agreement with Sonnori Co., Ltd. to publish an online casual game portal “STYLIA” and has publishing rights for six months in Korea, and for five years in overseas.

INDEX TO EXHIBITS

1	.1*	Articles of Incorporation (English translation)
2	.1*	Form of Stock Certificate of Registrant’s common stock, par value W500 per share
2	.1**	Form of Deposit Agreement among Registrant, The Bank of New York, as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts, including the form of American depositary receipt **
4	.1*	Agreement on the Development of RAGNAROK Online, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English)
4	.2*	Agreement on the Exclusive License of Copyright Regarding Ragnarok Game Services, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English)
4	.3*	Cooperation Agreement on Ragnarok Game Services, dated May 31, 2002, between Myoung-Jin Lee and Registrant (translation in English)
4	.4*	Agreement on Factual Matters, dated November 19, 2002, between Myoung-Jin Lee and Registrant (translation in English)
4	.5*	Agreement on Ragnarok Game Services and Related Matters, dated January 22, 2003, between Myoung-Jin Lee and Registrant (translation in English)
4	.6*	Agreement, dated June 3, 2003, between Myoung-Jin Lee and Registrant (translation in English)
4	.7*	Agreement, dated October 27, 2004, between Myoung-Jin Lee and Registrant (translation in English)
4	.8*	Investment Agreement, dated February 19, 2002, between Sunny YNK Inc. and Registrant (translation in English)
4	.9*	Agreement, dated February 21, 2002, between Sunny YNK Inc. and Registrant (translation in English)
4.10		Share Purchase Agreement, dated May 3, 2005, between Mr. Moon Kyu Kim and Registrant (translation in English)
4	.11*	Ragnarok License and Distribution Agreement, dated July 24, 2002, between GungHo Online Entertainment Inc. (formerly ONSALE Japan K.K.) (licensee in Japan) and Registrant
4	.12*	Amendment to Ragnarok License and Distribution Agreement, dated September 23, 2004, between GungHo Online Entertainment Inc. (licensee in Japan) and Registrant
4	.13*	Ragnarok Exclusive License and Distribution Agreement, dated May 20, 2002, between Soft-World International Corporation (licensee in Taiwan and Hong Kong) and Registrant
4	.14*	Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 19, 2004, between Soft-World International Corporation (licensee in Taiwan and Hong Kong) and Registrant
4	.15*	Exclusive Ragnarok License and Distribution Agreement, dated October 21, 2002, among Soft-World International Corporation, Value Central Corporation (licensee in China) and Registrant
4.16		Fourth Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated May 18, 2005, among Soft-World International Corporation, Value Central Corporation (licensee in China) and Registrant
4	.17*	Ragnarok License and Distribution Agreement, dated June 13, 2002, between Asiasoft International Co., Ltd. (licensee in Thailand) and Registrant
4	.18*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 27, 2004, between Asiasoft International Co., Ltd. (licensee in Thailand) and Registrant
4	.19*	Exclusive Ragnarok License and Distribution Agreement, dated May 12, 2003, among Soft-World International Corporation, Value Central Corporation (licensee in Malaysia and Singapore) and Registrant
4	.20*	Exclusive Ragnarok License and Distribution Agreement, dated March 25, 2003, between Level Up! Inc. (licensee in the Philippines) and Registrant
4.21		Third Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated February 18, 2005, between Level Up! Inc. (licensee in the Philippines) and Registrant
4	.22*	Exclusive Ragnarok License and Distribution Agreement, dated April 2, 2004, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant

E-1

4	.23*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 29, 2004, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant
4	.24*	Exclusive Ragnarok Online License and Distribution Agreement, dated November 26, 2003, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant
4	.25*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated December 2, 2003, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant
4	.26*	Second Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated November 18, 2004, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant
4.27		Exclusive Ragnarok License and Distribution Agreement, dated July 16, 2004, between Ongamenet PTY Ltd. (licensee in Australia and New Zealand) and Registrant
4.28		Exclusive Ragnarok License and Distribution Agreement, dated August 15, 2004, between Level Up! Interactive SA (licensee in Brazil) and GRAVITY Co., Ltd.
4	.29*	Exclusive Ragnarok Software License Agreement, dated May 24, 2004, between Level Up Network India Pvt. Ltd. (licensee in India) and GRAVITY Co., Ltd.
4	.30*	Lease Agreement, dated August 1, 2004, between Jung Ryool Kim and Registrant (translation in English)
4	.31*	Equipment Sales Agreement, dated December 1, 2003, between GRAVITY Interactive LLC and Registrant
4	.32*	Service and Distribution of Earnings and Profit Agreement, dated April 1, 2003, between GRAVITY Interactive LLC and Registrant
4	.33*	Loan Agreement, dated January 1, 2004, between GRAVITY Entertainment Corporation, formerly RO Production Ltd., and Registrant (translation in English)
4	.34*	Share (syusshi-mochiban) Assignment Agreement, dated October 25, 2004, between GungHo Online Entertainment Inc. and Registrant
4	.35*	Joint Project Agreement for TV Animation “Ragnarok”, dated October 1, 2004, among GRAVITY Entertainment, formerly RO Production Ltd., GDH Co., Ltd., TV Tokyo Medianet Co., Ltd., Amuse Soft Entertainment Co., Ltd. and GNG Entertainment Inc (translation in English)
4	.36*	Ragnarok Sales Agency Agreement, dated April 10, 2002, between Sunny YNK Inc. and Registrant (translation in English)
8.1		List of Registrant’s subsidiaries
11.1		Registrant’s Code of Business Conduct and Ethics
12.1		Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002), included on the signature page hereto
12.2		Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002), included on the signature page hereto
13.1		Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002), included on the signature page hereto
13.2		Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002), included on the signature page hereto

*	Incorporated by reference to Registrant’s Registration Statement on For F-1 (File No. 333-122159)

**	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-122160)

E-2