Form 20-F/A
period 2004-12-31
GRAVITY Co., Ltd.
filed 2006-05-12
CIK 1313310

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A
Amendment No. 1
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from           to
Commission file number:            -

GRAVITY CO., LTD.
(Exact name of registrant as specified in its charter)

N/A	The Republic of Korea
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

14/F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu
Seoul 135-934 Korea
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common stock, par value Won 500 per share* American depositary	Nasdaq National Market
shares, each representing one-fourth of a share of common stock

*	Not for trading, but only in connection with the listing of American depositary shares on the Nasdaq National Market pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report: 6,948,900 shares of common stock, par value of Won 500 per share
     Indicated by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
     Yes ☐    No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:     Yes ☑    No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large Accelerated filer ☐      Accelerated filer ☑      Non-accelerated-filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐   Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☑

FORWARD-LOOKING STATEMENTS
     This Amendment No. 1 (this “Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2004, as originally filed with the United States Securities and Exchange Commission (“SEC”) on June 30, 2005 (the “Original Filing”) contains “forward-looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”). All statements, other than statements of historical facts, included in this Amendment No. 1 that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict,” “considering,” “depends,” “may,” “could,” “should” or “could” and similar expressions are also intended to identify forward-looking statements.
     These forward-looking statements address, among others, such issues as:
•	future prices of and demand for our products;

•	future earnings and cash flow;

•	expansion and growth of our business and operations; and

•	our prospective operational and financial information.
     These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including the risks set forth in Item 3. “Key Information—Risk Factors” and the following:
•	fluctuations in prices of our products;

•	potential acquisitions and other business opportunities;

•	general economic, market and business conditions; and

•	other risks and factors beyond our control.
     Consequently, all of the forward-looking statements made in this Amendment No. 1 are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

     References to “GRAVITY,” the “Company,” “we,” “our company,” “our” and “us” in this Amendment No. 1 are to Gravity Co., Ltd. and its consolidated subsidiaries.
EXPLANATORY NOTE
     This Amendment No. 1 is being filed to reflect the restatement of the Company’s audited consolidated financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 (the “Restated Financial Statements”) (see “Restatement of Previously Issued Financial Statements” and Note 2 of the Notes to the Restated Financial Statements, which are included as Item 18 to this Amendment No. 1) and to revise certain disclosures and presentations in other parts of the Original Filing to be consistent with the Restated Financial Statements.
     The items amended and supplemented are as follows:
•	Part I, Item 3.A. “Key Information—Selected Financial Data”

•	Part I, Item 3.D. “Key Information—Risk Factors”

•	Part I, Item 5.A. “Operating and Financial Review and Prospects—Operating Results”

•	Part II, Item 15. “Controls and Procedures”

•	Part III, Item 18. “Financial Statements”
     Please note that with respect to Part I, Item 3.D. “Key Information—Risk Factors,” the risk factors which have been updated from the Original Filing are included in “Risk Factors—Risks Relating to Recent Developments at GRAVITY.” In addition, this Amendment No. 1 amends the exhibit list under Item 19. “Exhibits” to reflect the filing of new certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, and furnishing of new certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
     Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Filing or reflect any events that have occurred after the date on which the Original Filing was made.
     The Company has submitted to the SEC various updates regarding the Company. You are urged, therefore, to also refer to such reports submitted by Company on Form 6-K as listed below:
•	Report of foreign issuer on Form 6-K submitted to the SEC on April 6, 2006;

•	Report of foreign issuer on Form 6-K submitted to the SEC on March 17, 2006;

•	Report of foreign issuer on Form 6-K submitted to the SEC on March 16, 2006;

•	Report of foreign issuer on Form 6-K submitted to the SEC on January 24, 2006;

•	Report of foreign issuer on Form 6-K submitted to the SEC on January 6, 2006;

•	Report of foreign issuer on Form 6-K submitted to the SEC on December 27, 2005;

•	Report of foreign issuer on Form 6-K submitted to the SEC on December 21, 2005;

•	Report of foreign issuer on Form 6-K submitted to the SEC on December 20, 2005;

•	Report of foreign issuer on Form 6-K/A submitted to the SEC on November 15, 2005;

•	Report of foreign issuer on Form 6-K submitted to the SEC on November 15, 2005;

•	Report of foreign issuer on Form 6-K submitted to the SEC on November 10, 2005;

•	Report of foreign issuer on Form 6-K submitted to the SEC on November 9, 2005;

•	Report of foreign issuer on Form 6-K submitted to the SEC on October 25, 2005;

•	Report of foreign issuer on Form 6-K submitted to the SEC on October 18, 2005;

•	Report of foreign issuer on Form 6-K submitted to the SEC on October 4, 2005;

•	Report of foreign issuer on Form 6-K submitted to the SEC on September 29, 2005;

•	Report of foreign issuer on Form 6-K submitted to the SEC on September 26, 2005;

•	Report of foreign issuer on Form 6-K submitted to the SEC on September 20, 2005;

•	Report of foreign issuer on Form 6-K submitted to the SEC on September 13, 2005;

•	Report of foreign issuer on Form 6-K/A submitted to the SEC on September 9, 2005;

•	Report of foreign issuer on Form 6-K submitted to the SEC on September 7, 2005;

•	Report of foreign issuer on Form 6-K submitted to the SEC on August 30, 2005;

•	Report of foreign issuer on Form 6-K submitted to the SEC on August 26, 2005;

•	Report of foreign issuer on Form 6-K submitted to the SEC on August 24, 2005;

•	Report of foreign issuer on Form 6-K submitted to the SEC on August 22, 2005;

•	Report of foreign issuer on Form 6-K submitted to the SEC on August 19, 2005;

•	Report of foreign issuer on Form 6-K/A submitted to the SEC on August 8, 2005;

•	Report of foreign issuer on Form 6-K submitted to the SEC on July 28, 2005;

•	Report of foreign issuer on Form 6-K submitted to the SEC on July 22, 2005;

•	Report of foreign issuer on Form 6-K/A submitted to the SEC on July 15, 2005;

•	Report of foreign issuer on Form 6-K submitted to the SEC on July 15, 2005;

•	Report of foreign issuer on Form 6-K submitted to the SEC on July 11, 2005; and

•	Report of foreign issuer on Form 6-K submitted to the SEC on July 1, 2005.
RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
     In November 2005, the audit committee of the board of the directors of the Company (the “Audit Committee”) determined that the Company’s audited consolidated financial statements as of December 31, 2003 and 2004 and for each of the years ended December 31, 2002, 2003 and 2004 (the “Original Financial Statements”) needed to be restated. The need for a restatement arose from the discovery and subsequent investigation by the Audit Committee (the “Investigation”) of the diversion of revenues payable to the Company from certain licensees of its Ragnarok Online game to the former Chairman and former controlling shareholder of the Company, Mr. Jung Ryool Kim (the “former Chairman”). The impact of the diversion was that such revenues were improperly omitted from the Original Financial Statements.
     In January 2006, the Audit Committee, with the assistance of its special Korean counsel, Woo Yun Kang Jeong & Han (“Woo Yun”), its special United States counsel, Cleary Gottlieb Steen & Hamilton LLP and Deloitte Anjin LLC (“Deloitte”),

which was hired by Woo Yun to assist it on accounting matters, completed the Investigation. On January 23, 2006, the Audit Committee presented to the Company’s board of directors and senior management, the final investigation reports of Woo Yun and Deloitte, which summarized the results of the Investigation (the “Investigation Reports”). Based on the results of the Investigation, the Audit Committee recommended to the Company’s board of directors, and the board of the directors resolved that the Company would restate the Original Financial Statements, reflecting certain of the material findings in the Investigation Reports, as soon as practicable, with the assistance of a Korean affiliate of a major international accounting firm, which was hired by the Company as a consultant to assist it in preparing the Restated Financial Statements under accounting principles generally accepted in the United States, or U.S. GAAP.
     The Company has completed the preparation of the Restated Financial Statements, which it is filing as Exhibit 18 to this Amendment No. 1. As discussed in Note 2 of the Notes to the Restated Financial Statements, the Company’s consolidated balance sheets as of December 31, 2003 and 2004 and its consolidated statements of operations, cash flows and change in shareholders’ equity for 2002, 2003 and 2004 have been restated from the Original Financial Statements to reflect the following:
•	The diversion of revenues attributable to the Company by the former Chairman during the years ended December 31, 2002, 2003 and 2004. The Restated Financial Statements include such revenue in the period when it would have been recognized by the Company, had the diversion not occurred. These amounts are recorded as “Misappropriated funds receivable” in the restated consolidated balance sheets as of December 31, 2003 and 2004. In addition, the Restated Financial Statements include the recognition of expense for royalty payments due to several third parties relating to the Company’s Ragnarok game that were not recognized as expenses in the relevant periods as a result of the diversion of revenues by the former Chairman. The Restated Financial Statements include such expenses as cost of revenue or interest expense, as applicable, in the period when the related revenue is recorded in the restated consolidated statement of operations for the years ended December 31, 2002, 2003 and 2004 and as an amount payable to the relevant parties in the restated consolidated balance sheets as of December 31, 2003 and 2004.

•	The misappropriation of certain assets, previously recorded as fixed assets in the Company’s consolidated financial statements. The Restated Financial Statements include an adjustment from the Original Financial Statements related to the purchase by the Company of certain assets that were recorded as fixed assets in the Original Financial Statements. The Company determined, based on the Investigation Reports, that these assets could not be identified and management and the audit committee concluded that such assets should have been recorded as expense in the Company’s financial statements at their purchase date, as it is unlikely that the Company received any benefit from the purchase of the assets. Additionally, the Original Financial Statements included depreciation expense related to these assets in the years ended December 31, 2003 and 2004. Depreciation expenses have not been recorded in the Restated Financial Statements for the years ended December 31, 2003 and 2004 as the costs of such assets are fully expensed at their acquisition date in these statements.

•	Improper and intentional early recognition of certain revenue in connection with the Company’s mobile games revenue and character merchandising, animation and other revenue relating to products in the year ended December 31, 2004. U.S. GAAP requires that revenue should not be recognized until delivery of the product or completion of service. The restated consolidated statement of operations for the year ended December 31, 2004 include adjustments to reduce the amount of revenue recognized in that year as the product contracted for had not been delivered by year end.

•	The impact of the above adjustments on foreign currency gains(losses), net is recorded in the Restated Financial Statements due to the timing difference in the recognition of revenue and the receipt of the revenues by the Company.

•	The impact of the above adjustments on the provision for income taxes has been reflected in the year in which the items are recorded in the Restated Financial Statements. Which consists of changes in the deferred tax assets and liabilities resulting from the misappropriation by the former Chairman, and increases in penalties and interest payable for inaccurate reporting of taxes in the years when the diversion took place.

•	The Company had incorrectly recorded certain foreign tax credits in prior periods. Additionally, the Company had previously amended credits recorded in one period by adjusting the balance of the credits at the end of the subsequent period. The Restated Financial Statements now reflect the correct foreign tax credits in the year in which they should have been recorded.
     The Restated Financial Statements do not reflect all of the issues noted in the Investigation Reports, as certain findings could not ultimately be corroborated based on the available evidence. Subsequent to the discovery of the embezzlement, the former Chairman paid ~~W~~7.8 billion to the Company in October 2005. In addition, the former Chairman has agreed to pay an additional amount to the Company, in part to reimburse the Company for certain of the costs and expenses incurred by the Company in connection with the Investigation.
     Please refer to Item 5 and Note 2 of the Notes to the Restated Financial Statements for a discussion of the adjustments to specific line items of the Restated Financial Statements.

PART I
ITEM 3. KEY INFORMATION
3.A. Selected Financial Data
     The following table sets forth our selected historical financial data for each of the last five fiscal years and reflects the restatement adjustments, as of December 31, 2003 and 2004 and for each of the years ended December 31, 2002, 2003, and 2004, described in the Explanatory Note to this Amendment No. 1 as well as in Note 2 of the Notes to the Restated Financial Statements included elsewhere in this Amendment No. 1. Such data should also be read in conjunction with “Operating and Financial Review and Prospects” and the Restated Financial Statements and the notes thereto.
     The balance sheet data as of December 31, 2000 and the statement of operations data for the period from our inception on April 4, 2000 through December 31, 2000 are derived from our unaudited financial statements and related notes thereto, which are not included in this Amendment No. 1. The balance sheet data as of December 31, 2001 and the statement of operations data for the year ended December 31, 2001 are derived from our audited financial statements and related notes thereto, which are not included in this Amendment No. 1. The balance sheet data as of December 31, 2002 are derived from our unaudited financial statements and related notes thereto, which are not included in this Amendment No. 1.

	As of and for the Years Ended December 31,
	2000(1)		2001		2002		2003		2004		2004(2)
	(Unaudited)				(Restated)		(Restated)		(Restated)		(Unaudited)
	(In millions of Won and thousands of US$, except share and per share data, operating
	data and percentages)
Statement of operations:
Revenues:
Online games — subscription revenue	~~W~~	—	~~W~~	—	~~W~~	7,310	~~W~~	18,560	~~W~~	16,253	US$	16,732
Online games — royalties and license fees		—		—		2,330		29,727		45,101		46,429
Mobile games		—		—		—		43		376		387
Character merchandising, animation and other revenue		405		167		427		1,185		2,696		2,775

Total revenues		405		167		10,067		49,515		64,426		66,323
Cost of revenues		336		—		1,738		6,958		10,116		10,414

Gross profit		69		167		8,329		42,557		54,310		55,909
Operating expenses:
Selling, general and administrative		211		354		4,870		11,360		13,660		14,062
Research and development		208		718		815		1,597		2,029		2,089

Operating income (loss)		(350)		(905)		2,644		29,600		38,621		39,758
Other income (expense)		—		(3)		(2,424)		(6,210)		(4,879)		(5,023)

Income (loss) before income tax expenses, minority interest, and equity in loss of related joint venture		(350)		(908)		220		23,390		33,742		34,735
Income tax expenses		—		—		542		4,250		5,406		5,565

Income (loss) before minority interest and equity in loss of related joint venture		(350)		(908)		(322)		19,140		28,336		29,170
Minority interest		—		—		—		—		(17)		(18)
Equity in loss of related joint venture		—		—		—		—		296		305

Net income (loss)	~~W~~	(350)	~~W~~	(908)	~~W~~	(322)	~~W~~	19,140	~~W~~	28,057	US$	28,883

Earnings (loss) per share:
Basic and diluted per share	~~W~~	(350)	~~W~~	(492)	~~W~~	(96)	~~W~~	3,730	~~W~~	5,056	US$	5.20
Basic and diluted per ADS		—		—		—		—		—		—
Weighted average number of shares outstanding (basic and diluted)		1,000,000		1,846,575		3,355,616		5,130,895		5,548,900		5,548,900
Balance sheet data:						(Unaudited)
Cash and cash equivalents	~~W~~	39	~~W~~	1,820	~~W~~	560	~~W~~	5,405	~~W~~	16,405	US$	16,888
Total current assets		75		2,383		7,916		17,824		46,868		48,247
Property and equipment, net		88		522		2,254		5,417		14,760		15,195
Total assets		208		3,055		13,617		36,424		68,644		70,665
Total current liabilities		38		1,123		8,251		10,575		12,221		12,581
Total liabilities		58		2,912		13,707		13,960		18,209		18,745

	As of and for the Years Ended December 31,
	2000(1)	2001	2002	2003	2004	2004(2)
	(Unaudited)		(Restated)	(Restated)	(Restated)	(Unaudited)
	(In millions of Won and thousands of US$, except share and per share data, operating
	data and percentages)
Total shareholders’ equity	150	143	(90)	22,464	50,435	51,920
Selected operating data and financial ratios:
Aggregate peak concurrent Ragnarok Online users (3)	—	—	200,150	597,615	762,585	762,585
Average concurrent Ragnarok Online users (4)	—	—	79,364	252,457	452,519	452,519
Gross profit margin(5)	17.0%	100.0%	82.7%	85.9%	84.3%	84.3%
Operating profit margin(6)	N/M	N/M	26.3	59.8	59.9	59.9
Net profit margin(7)	N/M	N/M	(3.2)	38.7	43.5	43.5

N/M = not meaningful

Notes:

(1)	Reflects financial information since our inception on April 4, 2000.

(2)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~971.4 to US$1.00, the noon buying rate in effect on March 31, 2006 as quoted by the Federal Reserve Bank of New York.

(3)	The number of peak concurrent users in a given period for a country in which Ragnarok Online is commercially offered represents the highest number of users simultaneously logged on to our games’ servers during that period in that country. The aggregate monthly number of peak concurrent users is computed by adding the number of peak concurrent users for a given month in all of the countries in which Ragnarok Online is commercially offered. The aggregate number of peak concurrent users for any longer period represents the highest aggregate monthly peak concurrent user number within that given period. The number of peak concurrent users in a country (or in the case of Taiwan and Hong Kong, Malaysia and Singapore, or Germany, Austria, Switzerland, Italy and Turkey, in such group of countries) is determined on the basis of computer-generated data that shows the number of concurrent users for such country or group of countries, as applicable, at generally one-minute intervals. Within a given month, due to time differences and other factors, the exact point in time at which the peak number of concurrent users is reached may differ from country to country.

(4)	The number of average concurrent Ragnarok Online users in a given period represents the sum of the average number of concurrent users for that period in Korea, Japan, Taiwan/Hong Kong, Thailand and China, the five key markets, in terms of revenue contribution from Ragnarok Online, in which it is commercially offered. The number of average concurrent users in a given period is computed by adding the monthly average number of concurrent users and dividing the total by the number of months in the same period. The monthly average number of concurrent users is computed by adding the daily average number of concurrent users during a given month and dividing the total by the actual number of days in that month. The daily average number of concurrent users is generally computed by adding the number of concurrent users selected in three-hour intervals (for example, the number of concurrent users at 12:00 am, 3:00 am, 6:00 am, 9:00 am, 12:00 pm, 3:00 pm, 6:00 pm and 9:00 pm on a given day) and dividing it by eight. In certain limited situations, for example, when our servers are down for maintenance or updates or when our monitoring server fails to maintain connection to our game servers, the number of our concurrent users at such time will appear as “zero”. We have adjusted the daily average number of concurrent users to remove this information from our computation. Within a given period, due to time differences and other factors, the exact points in time used to calculate the average number of concurrent users may differ from country to country.

(5)	Gross profit margin is calculated as gross profit divided by total revenues.

(6)	Operating profit margin is calculated as operating income (loss) divided by total revenues.

(7)	Net profit margin is calculated as net income (loss) divided by total revenues.
Exchange Rates
     Fluctuations in the exchange rate between the Korean Won and U.S. dollar may affect the market price of our ADSs. These fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in Korean Won and the Korean Won proceeds received by the depositary from any sale of our common shares represented by our ADSs.

     In certain parts of this Amendment No. 1, we have translated Korean Won amounts into U.S. dollars for the convenience of the investors using noon buying rates. The “noon buying rate” is the rate in The City of New York used for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, all translations from Korean Won to U.S. dollars were made at ~~W~~971.4 to US$1.00, which was the noon buying rate in effect on March 31, 2006 as quoted by the Federal Reserve Bank of New York. The translation is not a representation that the Korean Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Korean Won, as the case may be, at any particular rate, or at all. The table below sets forth, for the periods indicated, information concerning the noon buying rate for Korean Won, expressed in Won per one U.S. dollar.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2001	1,313.5	1,292.0	1,369.0	1,234.0
2002	1,186.3	1,250.4	1,332.0	1,160.6
2003	1,192.0	1,192.1	1,262.0	1,146.0
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005	1,010.1	1,023.7	1,059.8	997.0
2006 (through May 8, 2006)	927.4	967.6	1,002.9	927.4
January	958.9	981.8	1,002.9	958.9
February	970.9	969.8	976.3	962.0
March	971.4	974.7	982.0	966.8
April	942.8	952.6	970.4	939.6
May (through May 8, 2006)	927.4	937.1	942.7	927.4

Source: Federal Reserve Bank of New York.
Note:

(1)	Annual and monthly averages are calculated using the average of the daily rates during the relevant period.
3.B. Capitalization and Indebtedness
     Not applicable.
3.C. Reasons for the Offer and Use of Proceeds
     Not applicable.
3.D. Risk Factors
     Set forth below are certain risks and uncertainties relating to the Company’s business, which have been updated in light of the Investigation and the subsequent decision to issue a restatement of the Original Financial Statements. These are not the only risks and uncertainties the Company faces. In particular, you should refer to Item 15 Controls and Procedures for information regarding certain material weaknesses in our internal controls over financial reporting. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company’s business. If any of the following risks actually occur, the Company’s business, operating results or financial condition could be materially adversely affected.
Risks Relating to Recent Developments at GRAVITY
Our senior management team is required to devote a significant amount of attention to matters arising from events related to the Investigation
     As of the date of this Amendment No. 1, our Chief Executive Officer, our Chief Financial Officer and all members of our Audit Committee have changed from the time of our Original Filing. Our new senior management team’s ability to manage the Company’s business has been and continues to be hindered by their need to spend significant time, effort and resources addressing our internal review of events related to the Investigation which led to the issuance by the Company of the Restated Financial Statements, including communicating with regulators, auditors and other external advisors, developing effective corporate governance procedures and designing and implementing effective internal control over financial reporting. In addition, certain of our senior management team and our board of directors, including all members of our Audit Committee, have recently joined the Company, and such members of our senior management and board of directors, by virtue of their relatively short tenure in their respective positions, may be required to expend more time and resources to undertake such efforts as they are not as familiar with our business. We cannot assure you that the demands on our senior management and directors to address such matters will not adversely affect our business, prospects, financial condition and results of operations.
Harm from continued regulatory scrutiny and securities litigation
     We have received and continue to receive requests and inquiries from the SEC, National Association of Securities Dealers, Inc. (“NASD”), shareholders and others seeking information regarding our financial condition and results of operations, accounting and related internal controls over financial reporting and details related to the Investigation and the Restated Financial Statements. We cannot predict if such inquiries will ultimately lead to formal investigations and enforcement actions by the SEC or the NASD, or other government agencies or lead to lawsuits filed by our shareholders. If such formal investigations or enforcement actions occur or lawsuits are brought, we may be required to pay material fines, consent to injunctions on future conduct, be subject to other penalties or be required to expend time and resources on defending against such litigation, each of which could have a material adverse effect on our business, financial condition and results of operations.
     Furthermore, we are currently subject to a class action lawsuit pending in the United States District Court for the Southern District of New York titled In Re Gravity Co., Ltd. Securities Litigation (Consolidated Civ. Act. No. 1:05-CV-4804 (LAP.)). This action combines three separate lawsuits filed in the Southern District in May, 2005, which were consolidated by an order of the Court entered on December 12, 2005. The plaintiffs seek to represent a class of persons who purchased our ADSs in the open market between February 7, 2005 and May 12, 2005. Each of the complaints alleged violations of the Securities Act of 1933 and the Exchange Act of 1934 against us and the former individual directors and officers. The claims arise out of an initial public offering of our ADSs in the United States beginning February 7, 2005. Plaintiffs allege that, in connection with the public offering of the ADSs, we misstated or omitted material information relating to various aspects of our business, including an alleged decline in sales of our core online product, and material adverse trends affecting our mobile animation business and Chinese operations. Plaintiffs seek, for themselves and the class members, compensatory damages, fees and expenses and other unspecified relief. Following the consolidation of the actions, a Stipulation and Order was entered by the Court in which, among other things, it provided for the filing of a single consolidated amended complaint by the later of February 28, 2006 or 45 days after we announce a restatement of our previously issued financial statements. As of the date of this Amendment No. 1, the consolidated amended complaint has not yet been filed or served. We cannot at this time determine what the final conclusion of such litigation will be, including any damages which may need to be paid or any amounts which may be paid in settlement. A judgment against us in such litigation may result in significant damages. Also, any settlement amounts, if we were to agree to settle, may be significant and may have a material adverse affect on our financial condition, results of operations and liquidity.
Risks related to our business
We currently depend on one product, Ragnarok Online, for substantially all of our revenues.
     Substantially all of our revenues are currently derived from a single product, Ragnarok Online. In 2004, we derived approximately 95.2% of our revenues from Ragnarok Online. We expect to continue to derive a substantial majority of our revenues from Ragnarok Online through at least 2005. Failure by us to maintain, improve, update or enhance Ragnarok Online in a timely manner or successfully enter new markets could reduce Ragnarok Online’s user base, decrease its popularity, or reduce revenues generated from it and materially and adversely affect our business, financial condition and results of operations.
We depend on license fees and royalty payments from our overseas licensees for a substantial portion of our revenues.
     In markets other than Korea, the United States and Canada, we license Ragnarok Online to overseas operators or distributors from whom we receive license fees and royalty payments based on a percentage of such operators’ revenues from Ragnarok Online pursuant to license arrangements. Such overseas license fees and royalty payments represented 70.0% of our revenues in 2004. In 2004, we derived 28.5% of our total revenues from GungHo Online Entertainment Inc., our licensee in Japan, and 22.7% of our total revenues from Soft-World International Corporation, our licensee in Taiwan. Deterioration in financial condition or adverse developments in the results of operations of our overseas licensees may materially and adversely affect our business, financial conditions and results of operations.
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
     In order to meet our business objectives and maintain our competitiveness in the future, we will need to continue to attract and retain skilled and experienced online game developers and other key personnel. We rely on the collective efforts of our game development teams led by the following officers: (i) for Ragnarok Online, Sang Gil Hong, Myung Shin Lee, Jae Woo Ahn, Min Soo Lee, and Dae Hee Chung, (ii) for Ragnarok Online II, Young Woo Park, Jae Chong Rhee, Seung Yoon Woo, Jeong Beom Seo, and Jea Jin Yoo, (iii) for Requiem, Sang Jin Yoon, Myong Park Jung, Yeung Hoon Cha, Chan Gu Jung, and Ja Hwan Gu, and (iv) for overall art direction and graphics of all of our games, Joon Ho Jeong and Myoung-Jin Lee. While certain of our current senior technical officers or staff members are bound by non-competition agreements for six months after termination of employment with us, since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain or replace key personnel. Since our inception in April 2000, our chief executive officer has changed on five occasions and several other executive officers have also changed. In addition, as we are still a relatively young company and our business has grown rapidly since our establishment, at times our ability to train and integrate new employees into our operations may not meet the growing demands of our business.
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
     Under Korean law and regulations, a small- and medium-sized venture company may be entitled to enjoy a preferential tax treatment from the Korean government in the form of a 50% reduction in corporate income tax rates for the year in which it first generates taxable income and the following five years if such company satisfies a number of financial and non-financial criteria, including the maintenance of its status as a designated venture company. In 2003, when we first generated taxable income, we qualified for the preferential tax treatment and enjoyed the 50% reduction in corporate income tax rates. In 2004, we also qualified for this preferential treatment and our applicable corporate income tax rate (including resident surtax) was 14.85% after the 50% reduction. A company that engages in data processing or computer related businesses, including us, may qualify as a small-and medium-sized enterprise under the Framework Act on Small- and Medium-Sized Enterprises if, among other things, (i) we hire less than three hundred full-time employees or (ii) our total revenue does not exceed ~~W~~30 billion (US$31 million). In 2004, we failed to satisfy both of these tests. However, even if a company fails to satisfy both of the preceding requirements, it will continue to enjoy its status as a small- and medium-sized enterprise for the following three years so long as that company neither (x) merges into, nor consolidates with, another company nor (y) becomes an affiliate of certain large enterprises. Accordingly, we will continue to qualify as a small- and medium-sized company through 2007 if we do neither of those things. However, after 2004, we may not be able to qualify for the preferential tax treatment because our status as a designated venture company is subject to renewal in 2005 and there is no guarantee that we will so qualify based on the non-financial criteria, which involve a relatively subjective determination by the regulatory authority as to whether we possess a “superior innovative technological ability”. A designated venture company, including us, must qualify every two years based on the evaluation described above. Accordingly, our tax rate may increase substantially. The discontinuation of this preferential tax treatment could materially and adversely affect our net income. See Item 5.A. “Operating Results—Overview—Income tax expenses”.
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
     We cannot assure you that we will be successful in any of these strategies. Some of these strategies relate to new services or products for which there are no established markets, or in which we lack experience and expertise. Our growth potential in many of the markets in which Ragnarok Online is currently distributed or which we intend to enter may be limited since the penetration rate for personal computers is relatively low and the cost of Internet access relative to the per capita income is higher in such markets when compared to some of our principal markets such as Korea and Japan. If we decide to pursue acquisitions, investments or joint ventures to achieve growth, the success of such acquisitions, investments or joint ventures will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract and reach agreement with acquisition candidates or joint venture partners on commercially reasonable terms, and the availability of financing to complete such acquisitions, joint ventures or investments. In certain cases, we may have liabilities that exceed the percentage of our investments, including our interest in a joint venture and may be bound by the decisions of our joint venture partners or other controlling shareholders of our investee companies that we do not necessarily agree with. We cannot be certain that any particular acquisition, investment or joint venture will produce the intended benefits on a timely basis or at all. For example, in May 2003, we invested ~~W~~1 billion in cash in an online game portal business. Due to poor performance by the investee company, we sought to nullify the investment arrangement in December 2003 and recovered ~~W~~223 million in cash and recorded the remaining ~~W~~777 million as an impairment loss. In addition, we may not be able to renew licenses from our licensors at an acceptable cost in a timely manner or at all or obtain from the licensors the technical support necessary for the satisfactory operation of these games. If we are unable to successfully implement our growth strategies, our revenues, profitability and competitiveness may be materially and adversely affected.
We have limited business insurance coverage in Korea.
     The insurance industry in Korea is still at an early stage of development. In particular, Korean insurance companies offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in Korea. In 2003 and 2004, we derived 33.3% and 21.0% of our total revenues from Korea, respectively. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of our resources.
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
     Based upon the nature of our business activities, we may be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax law and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically for any taxable year, we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in the taxable year is passive income or (ii) the average percentage of our assets by value in the taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our common shares or ADSs, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering in February 2005. Based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC in 2005, or believe that we were a PFIC in 2004, and we do not expect to become one in the future. However, the determination of whether we are a PFIC is made annually and it is possible that we may become a PFIC in 2005 or any future taxable year due to changes in our asset or income composition. If we are a PFIC for any taxable year during which you hold our ADSs or shares, you could be subject to adverse U.S. tax consequences. See Item 10.E. “Taxation—U.S. federal income and estate tax considerations—Passive foreign investment companies”.
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
     In 2003 and 2004, we derived 24.2% and 22.7% of our total revenues from our licensee in Taiwan. As a result of increasing disputes between the online game companies and consumers in Taiwan, the ROC Consumer Protection Commission of the Executive Yuan may promulgate certain standard provisions that must be included in a consumer contract that online game companies must use in order to operate or a model consumer contract that online game companies are encouraged to adopt. If these standard provisions or model consumer contract are implemented, the cost of regulatory compliance may significantly increase for our Taiwanese licensee. Our Taiwanese licensee may in the future seek to reduce royalties and license fees, which may materially and adversely affect our licensee’s business and our results of operations and financial condition.
Our business may be adversely affected by complexities, uncertainties and changes in law and regulations of China regulating Internet companies and businesses operating in China, including those related to online games.
     In 2003 and 2004, we derived 4.2% and 4.4% of our total revenues from our licensee in China. The Chinese government, through various regulatory authorities, heavily regulates the Internet sector, which includes the online game industry. These laws and regulations include the following:
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
Risks related to specific countries in which our products are distributed
     We are incorporated and headquartered in Korea, and derived 21.0% of our revenues in 2004 from our operations in Korea. In addition, in 2004, we derived an aggregate of 64.2% of our revenues from Japan, Taiwan, Thailand and China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political, legal and regulatory conditions and developments in these countries.
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
     The government of China asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the government of Taiwan. The government of China has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or a foreign power interferes in Taiwan’s internal affairs. On December 31, 2003, the Republic of China Referendum Law was promulgated allowing referenda on a range of issues to be proposed and voted upon. The law allows a referendum on key constitutional issues in the event that Taiwan comes under military attack from a foreign power and its sovereignty is threatened. On March 19, 2004, Taiwan’s incumbent president was injured in an assassination attempt, and the next day narrowly won a majority of votes in Taiwan’s presidential election. The incumbent president was sworn into office for a second term on May 20, 2004 after a vote recount resulting from a legal challenge to the election results filed by the opposition party. The High Court of Taiwan ruled in two different lawsuits against the opposition party in November and December 2004, against which the opposition party appealed. In June 2005, the Supreme Court of Taiwan ruled in one of the lawsuits against the opposition party and such judgment is final and conclusive. The other lawsuit is still pending with the Supreme Court of Taiwan. In 2003 and 2004, we derived 24.2% and 22.7% of our total revenues from our licensee in Taiwan. Deteriorations in the relationship between Taiwan and China and other factors affecting Taiwan’s political environment may materially and adversely affect our Taiwanese licensee’s business and our results of operations.
The economic, political and social conditions, as well as government policies in China, could adversely affect our operations in China.
     In 2003 and 2004, we derived 4.2% and 4.4% of our total revenues from our licensee in China, respectively. While the Chinese economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us or our licensees.
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
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion of the Company’s financial condition and results of operations has been revised to reflect the restatement and certain events occurring subsequent to the filing of the Original Filing, as well as to incorporate certain conforming changes. The following discussion should be read in conjunction with the Restated Financial Statements and the Notes thereto appearing elsewhere in this Amendment No. 1.
Overview

     As described in Note 2 (Restatement) of the Notes to the Restated Financial Statements, the restatements principally relate to the following:
•	The diversion of revenues attributable to the Company by the former Chairman during the years ended December 31, 2002, 2003 and 2004. The Restated Financial Statements include such revenue in the period when it would have been recognized by the Company, had the diversion not occurred. These amounts are recorded as “Misappropriated funds receivable” in the restated consolidated balance sheets as of December 31, 2003 and 2004. In addition, the Restated Financial Statements include the recognition of expenses for royalty payments due to several third parties relating to the Company’s Ragnarok game that were not recognized as expense in the relevant periods as a result of the diversion of revenues by the former Chairman. The Restated Financial Statements include such expenses as cost of revenue or interest expense, as applicable, in the period when the related revenue is recorded in the restated consolidated statement of operations for the years ended December 31, 2002, 2003 and 2004 and as an amount payable to the relevant parties in the restated consolidated balance sheets as of December 31, 2003 and 2004.

•	The misappropriation of certain assets, previously recorded as fixed assets in the Company’s consolidated financial statements. The Restated Financial Statements include an adjustment from the Original Financial Statements related to the purchase by the Company of certain assets that were recorded as fixed assets in the Original Financial Statements. The Company determined based on the Investigation Reports, that these assets could not be identified and management and the audit committee concluded that such assets should have been recorded as expense in the Company’s financial statements at their purchase date, as it is unlikely that the Company received any benefit from the purchase of the assets. Additionally, the Original Financial Statements included depreciation expense related to these assets in the years ended December 31, 2003 and 2004. Depreciation expenses have not been recorded in the Restated Financial Statements for the years ended December 31, 2003 and 2004 as the costs of such assets are fully expensed at their acquisition date in these statements.

•	Improper and intentional early recognition of certain revenue in connection with the Company’s mobile games revenue and character merchandising, animation and other revenue relating to products in the year ended December 31, 2004. U.S. GAAP requires that revenue should not be recognized until delivery of the product or completion of service. The restated consolidated statement of operations for the year ended December 31, 2004 include adjustments to reduce the amount of revenue recognized in that year as the product contracted for had not been delivered by year end.

•	The impact of the above adjustments on foreign currency gains(losses), net is recorded in the Restated Financial Statements due to the timing difference in the recognition of revenue and the receipt of the revenues by the Company.

•	The impact of the above adjustments on the provision for income taxes has been reflected in the year in which the items are recorded in the Restated Financial Statements. Which consists of changes in the deferred tax assets and liabilities resulting from the misappropriation by the former Chairman, and increases in penalties and interest payable for inaccurate reporting of taxes in the years when the diversion took place.

•	The Company had incorrectly recorded certain foreign tax credits in prior periods. Additionally, the Company had previously amended credits recorded in one period by adjusting the balance of the credits at the end of the subsequent period. The Restated Financial Statements now reflect the correct foreign tax credits in the year in which they should have been recorded.
     The Restated Financial Statements do not reflect all of the issues noted in the Investigation Reports, as certain findings could not ultimately be corroborated based on the available evidence. Subsequent to the discovery of the embezzlement, the former Chairman paid ~~W~~7.8 billion to the Company in October 2005. In addition, the former Chairman has agreed to pay an additional amount to the Company, in part to reimburse the Company for certain of the costs and expenses incurred by the Company in connection with the Investigation.
     Please refer to Note 2 of the Notes to the Restated Financial Statements for a discussion of the adjustments to specific line items of the Restated Financial Statements. This Amendment No. 1 does not modify or update disclosures presented in the Original Filing, except as required to reflect the effects of the restatements. Except for disclosures affected by the restatements, this Amendment No. 1 speaks as of the filing date of the Original Filing and does not modify or update disclosures in the Original Filing, including the nature and character of such disclosures, to reflect events occurring or items discovered after the filing date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Company’s filings and submissions made with the SEC subsequent to the filing date of the Original Filing, including any amendments to those filings and submissions.
Restatement of the Original Financial Statements
     The following sets forth certain items of the Company’s consolidated statement of operations as previously reported in the Original Financial Statements and as restated for each of the periods indicated and a description of such restatements.

	For the year ended December 31,
	2002				2003				2004				2004(1)
	(As				(As				(As
	previously		(As		previously		(As		previously		(As		(As
	reported)		restated)		reported)		restated)		reported)		restated)		restated)
	(In millions of Won and thousands of Dollars)
Revenues
Online games-royalties and license fees	~~W~~	2,079	~~W~~	2,330	~~W~~	22,804	~~W~~	29,727	~~W~~	44,236	~~W~~	45,101	US$	46,629
Mobile games		—		—		43		43		480		376		387
Character merchandising, animation and other		427		427		1,024		1,185		3,471		2,696		2,775
Total net revenues		9,816		10,067		42,431		49,515		64,440		64,426		66,323
Cost of revenues		1,735		1,738		6,866		6,958		10,309		10,116		10,414
Operating Expenses		5,771		5,685		12,712		12,957		15,749		15,689		16,151
Other income (expense)-interest expense		(2,480)		(2,583)		(5,947)		(6,465)		(4,309)		(4,732)		(4,871)
Other income (expense)-foreign currency translation		58		76		178		135		(716)		(625)		(644)
Income tax expenses		467		542		2,535		4,250		4,402		5,406		5,565
Equity in loss of related joint venture		—		—		—		—		(248)		(296)		(305)
Net income (loss)	~~W~~	(496)	~~W~~	(322)	~~W~~	14,669	~~W~~	19,140	~~W~~	29,201	~~W~~	28,057	US$	28,883

Note:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~971.4 to US$1.00, the noon buying rate in effect on March 31, 2006 as quoted by the Federal Reserve Bank of New York.
Revenues
     As a result of the activities which necessitated the restatements to the Company’s Original Financial Statements, our total net revenues increased by ~~W~~251 million and ~~W~~7,084 and decreased by ~~W~~14 million in 2002, 2003 and 2004, respectively, from the previously reported amounts for such periods in the Original Financial Statements of ~~W~~9,816 million, ~~W~~42,431 million and ~~W~~64,440 million in 2002, 2003 and 2004, respectively, to ~~W~~10,067 million, ~~W~~49,515 million and ~~W~~64,426 million in 2002, 2003 and 2004, respectively, due to the following adjustments:
•	online games — royalties and license fees increased by ~~W~~251 million, ~~W~~6,923 million and ~~W~~865 million in 2002, 2003 and 2004, respectively, from the previously reported amounts for such periods in the Original Financial Statements of ~~W~~2,079 million, ~~W~~22,804 million and ~~W~~44,236 million in 2002, 2003 and 2004, respectively, to ~~W~~2,330 million, ~~W~~29,727 million and ~~W~~45,101 million in 2002, 2003 and 2004, respectively, to account for the license fees and monthly running royalties which were omitted from the consolidated statement of operations in such years resulting from the diversion of revenues due to the Company by the former Chairman;

•	mobile games revenue and character merchandising, animation and other revenue decreased by ~~W~~104 million and ~~W~~775 million in 2004, respectively, from the previously reported amount for 2004 in the Original Financial Statements of ~~W~~480 million and ~~W~~3,471 million, respectively, to ~~W~~376 million and ~~W~~2,696 million, respectively, to account for the improper and intentional early recognition of certain revenue in connection with the Company’s mobile games revenue and character merchandising and other revenue relating to products in the year ended December 31, 2004. U.S. GAAP requires that revenue should not be recognized until delivery of the product or completion of service. The restated consolidated statement of operations for the year ended December 31, 2004 includes an adjustment to reduce the amount of revenue recognized in that year as certain of the products contracted for had not been delivered by year-end.

•	character merchandising, animation and other revenue increased by ~~W~~161 million in 2003 from the previously reported amount in the Original Financial Statements of ~~W~~1,024 million to ~~W~~1,185 million due to the diversion of running royalties related to character merchandising by the former Chairman.
Cost of Revenues

     As a result of the activities which necessitated the restatements to the Company’s Original Financial Statements, our cost of revenues increased by ~~W~~3 million and ~~W~~92 million and decreased by ~~W~~193 million in 2002, 2003 and 2004, respectively, from the previously reported amounts for such periods in the Original Financial Statements of ~~W~~1,735 million, ~~W~~6,866 million and ~~W~~10,309 million in 2002, 2003 and 2004, respectively, to ~~W~~1,738 million, ~~W~~6,958 million and ~~W~~10,116 million in 2002, 2003 and 2004, respectively. The increases in cost of revenues for each of the years were attributable to increased expenses that should have been recorded at the same time as the omitted revenues as these amounts are royalty payments due to a third party relating to the Company’s Ragnarok Online game that were not recognized as an expense in the relevant periods as a result of the diversion of revenues by the former Chairman. The decrease in the cost of revenues was due to:
•	decreases in depreciation expense of ~~W~~4.0 million in 2003 and ~~W~~ 47.0 million in 2004 related to certain misappropriated assets, as the Company fully expensed the purchase costs of these assets at the time of their acquisition in the Restated Financial Statements; and

•	decreases in license fees payable to third parties of ~~W~~159 million resulting from reduction in revenue in the year ended December 31, 2004 attributable to the improper and intentional early recognition of certain revenue in connection with the Company’s character merchandising, animation and other revenue relating to products sold in 2004.
Operating Expenses
     As a result of the activities which necessitated the restatements to the Company’s Original Financial Statements, our operating expenses decreased by ~~W~~86 million, increased by ~~W~~245 million and decreased by ~~W~~60 million in 2002, 2003 and 2004, respectively, from the previously reported amounts for such periods in the Original Financial Statements of ~~W~~5,771 million, ~~W~~12,712 million and ~~W~~15,749 million in 2002, 2003 and 2004, respectively, to ~~W~~5,685 million, ~~W~~12,957 million and ~~W~~15,689 million in 2002, 2003 and 2004, respectively.
     The restatements of the operating expenses reflect the following principal adjustments:
•	Tax and dues — increased in 2002 and 2003 due to value added tax penalties;

•	Advertising — expenses related to advertising decreased in 2002 and 2003 due to increased advertising reimbursement received from a third party as a result of increased royalty payments paid to such third party in such years arising from increased revenues recognized in such years due to the diversion of royalty payments by the former Chairman; and

•	Expenses related to certain misappropriated assets and depreciation expenses — recognition of expense for certain assets purchased and paid for by the Company and previously recorded as fixed assets in the Original Financial Statements and decreases in depreciation expenses related to the misappropriated assets as such assets were fully expensed at their acquisition date in the Restated Financial Statements.
Other Income (Expense)
     Other expenses increased by ~~W~~85 million, ~~W~~561 million and ~~W~~331 million in 2002, 2003 and 2004, respectively from ~~W~~2,339 million, ~~W~~5,649 million and ~~W~~4,548 million, in 2002, 2003 and 2004, respectively to ~~W~~2,424 million, ~~W~~6,210 million and ~~W~~4,879 million in 2002, 2003 and 2004, respectively, as a result of the activities which necessitated the restatements to the Company’s Original Financial Statements. The increases primarily reflect the following adjustments:
•	Interest expenses — interest expense increased in 2002, 2003 and 2003 due to increased payment attributable to interest in connection with payments made to third parties resulting from increased revenues due to the former Chairman’s diversion of certain royalty payments; and

•	Foreign currency gains (losses), net — foreign currency gains (losses), net increased in 2002 and 2004 and decreased in 2003 due to the timing difference in the recognition of revenue and the receipt of the revenues by the Company.
Income Tax Expenses
     Income tax expenses increased by ~~W~~75 million, ~~W~~1,715 million and ~~W~~1,004 million in 2002, 2003 and 2004, respectively from ~~W~~467 million, ~~W~~2,535 million and ~~W~~4,402 million, in 2002, 2003 and 2004, respectively to ~~W~~542 million,

~~W~~4,250 million and ~~W~~5,406 million in 2002, 2003 and 2004, respectively due to changes in deferred tax assets and liabilities and increases in penalties and interest payable by the Company, all as a result of the foregoing changes in the Company’s revenues and expenses.
     The following sets forth certain items of the Company’s consolidated balance sheets as previously reported in the Original Financial Statements and as restated for each of the periods indicated and a description of such restatements.

	As of the year ended December 31,
	2002				2003				2004				2004(1)
	(As		(As		(As				(As
	previously		restated-		previously		(As		previously		(As		(As
	reported)		unaudited)(2)		reported)		restated)		reported)		restated)		restated)
	(In millions of Won and thousands of Dollars)
Assets:
Accounts receivable, net	~~W~~	5,852	~~W~~	6,008	~~W~~	6,988	~~W~~	7,011	~~W~~	7,321	~~W~~	7,377	US$	7,594
Misappropriated funds receivable-current		—		—		—		—		—		7,482		7,702
Deferred expense		558		793		651		963		2,530		2,588		2,664
Current deferred income tax asset		—		—		504		536		2,684		1,692		1,742
Other current assets		455		555		2,156		2,309		2,258		2,424		2,495
Total current assets		7,425		7,916		17,304		17,824		40,098		46,868		48,247
Property and equipment, net		2,254		2,254		5,694		5,417		14,951		14,760		15,195
Misappropriated funds receivable-non current		—		1,235		—		7,441		—		—		—
Other non current assets		735		1,117		1,854		1,829		2,893		2,824		2,907
Total assets	~~W~~	11,509	~~W~~	13,617	~~W~~	28,765	~~W~~	36,424	~~W~~	62,134	~~W~~	68,644	US$	70,665

Liabilities:
Accounts Payable	~~W~~	1,981	~~W~~	1,995	~~W~~	2,432	~~W~~	2,518	~~W~~	3,576	~~W~~	3,742	US$	3,852
Deferred income		1,056		1,497		2,671		3,409		4,392		5,639		5,805
Current portion of long-term debt		3,382		3,479		2,633		2,630		1,278		1,150		1,184
Accrued interest		1,037		1,059		678		749		271		318		327
Income tax payable		211		211		476		1,109		478		1,172		1,207
Other current liabilities		10		10		161		160		324		200		206
Total current liabilities		7,677		8,251		9,051		10,575		10,319		12,221		12,581
Long-term deferred income		486		1,253		380		849		1,918		1,958		2,016
Long-term debt		3,445		3,333		1,164		1,046		—		—		—
Long-term accounts payable		—		706		—		1,138		—		1,063		1,094
Other non current liabilities		—		—		8		10		7		7		7
Total liabilities		11,772		13,707		10,945		13,960		15,204		18,209		18,745
Retained earnings		(1,753)		(1,580)		12,916		17,560		42,117		45,617		46,960
Accumulated other comprehensive loss		(210)		(210)		(2)		(2)		(141)		(137)		(141)
Total shareholder’s equity		(263)		(90)		17,820		22,464		46,930		50,435		51,920
Total liabilities and shareholder’s equity	~~W~~	11,509	~~W~~	13,617	~~W~~	28,765	~~W~~	36,424	~~W~~	62,134	~~W~~	68,644	US$	70,665

Notes:
(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~971.4 to US$1.00, the noon buying rate in effect on March 31, 2006 as quoted by the Federal Reserve Bank of New York.

(2)	The balance sheet data as of the year ended December 31, 2002 are derived from our unaudited financial statements and related notes thereto, which are not included in this Amendment No. 1.
Total assets
     As a result of activities which necessitated the restatements to the Company’s Original Financial Statements, our total assets increased by ~~W~~2,108 million, ~~W~~7,659 million and ~~W~~6,510 million in 2002, 2003 and 2004, respectively, from the previously reported amounts in the Original Financial Statements of ~~W~~11,509 million, ~~W~~28,765 million and ~~W~~62,134 million for 2002, 2003 and 2004, respectively, to ~~W~~13,617 million, ~~W~~36,424 million and ~~W~~68,644 million in 2002, 2003 and 2004, respectively, principally due to the following adjustment:
•	Misappropriated funds receivable-current increased by ~~W~~7,482 million in 2004 from the previously reported amount in the Original Financial Statements of nil to ~~W~~7,482 million in 2004, and due from misappropriated funds receivable-non current increased by ~~W~~1,235 million and ~~W~~7,441 million in 2002 and 2003, respectively, from the previously reported amounts in the Original Financial Statements of nil in 2002 and 2003, respectively, to ~~W~~1,235 million and ~~W~~7,441 million in 2002 and 2003, respectively, in each of the years to account for the omitted revenue resulting from the diversion of revenues attributable to the Company by the former Chairman.
     In addition, there were certain adjustments to deferred expense, accounts receivable, net, current deferred income tax asset and other current assets in each of the years.
Total liabilities
     As a result of activities which necessitated the restatements to the Company’s Original Financial Statements, total liabilities increased by ~~W~~1,935 million, ~~W~~3,015 million and ~~W~~3,005 million in 2002, 2003 and 2004, respectively, from the previously reported amounts in the Original Financial Statements of ~~W~~11,772 million, ~~W~~10,945 million and ~~W~~15,204 million in 2002, 2003 and 2004, respectively, to ~~W~~13,707 million, ~~W~~13,960 million and ~~W~~18,209 million in 2002, 2003 and 2004, respectively, principally due to the following adjustments:
•	Deferred income increased by ~~W~~441 million, ~~W~~738 million and ~~W~~1,247 million in 2002, 2003 and 2004, respectively, from the previously reported amounts in the Original Financial Statements of ~~W~~1,056 million, ~~W~~2,671 million and ~~W~~4,392 million in 2002, 2003 and 2004, respectively, to ~~W~~1,497 million, ~~W~~3,409 million and ~~W~~5,639 million in 2002, 2003 and 2004, respectively, and long-term deferred income increased by ~~W~~767 million, ~~W~~469 million and ~~W~~40 million in 2002, 2003 and 2004, respectively, from the previously reported amounts in the Original Financial Statements of ~~W~~486 million, ~~W~~380 million and ~~W~~1,918 million in 2002, 2003 and 2004, respectively, to ~~W~~1,253 million, ~~W~~849 million and ~~W~~1,958 million in 2002, 2003 and 2004, respectively, in each case due to increase in additional initial license fees which should be recognized over the relevant contract terms, resulting from the former Chairman’s diversion of royalty payments due to the Company and the decrease in revenues attributable to the improper and early recognition of revenues relating to the Company’s mobile games and character merchandising, animation and other revenues in 2004;

•	Income tax payable increased by ~~W~~633 million and ~~W~~694 million in 2003 and 2004, respectively, from the previously reported amounts in the Original Financial Statements of ~~W~~476 million and ~~W~~478 million in 2003 and 2004, respectively, to ~~W~~1,109 million and W1,172 million in 2003 and 2004, respectively, due to the tax penalty; and

•	Long-term accounts payable increased by ~~W~~706 million, ~~W~~1,138 million and ~~W~~1,063 million in 2002, 2003 and 2004, respectively, from the previously reported amounts in the Original Financial Statements of nil in 2002, 2003 and 2004, respectively, due to the recording of additional payments due to certain third parties as a result of the increase in revenues in such year.
5.A. Operating Results (as restated)
     We are based in Korea and are a leading developer and distributor of online games in Japan, Taiwan and Thailand based on the number of peak concurrent users. From our inception in April 2000 until commercialization of our first online game, Ragnarok Online, in August 2002, our operating activities were limited primarily to developing Ragnarok Online and rolling out a free test, or beta-test, version of Ragnarok Online in November 2001. During this period, we generated revenues of ~~W~~405 million in 2000 by purchasing and reselling computer components and ~~W~~167 million in 2001 from the sale of Arcturus, a PC-based game.
     Ragnarok Online is currently commercially offered in Korea, the United States and Canada by us and in 17 other overseas markets by our overseas licensees, and has accounted for 95.2% of our revenues in 2004. Revenues generated from Ragnarok Online are determined largely by the following factors: pricing and pricing structure, the number of Ragnarok Online users and the average number of hours users spend playing Ragnarok Online. In order to play Ragnarok Online, users either pay a flat monthly fee or purchase a fixed number of game hours. The pricing structure of Ragnarok Online in a given country is determined primarily based on the cost of publishing and operating Ragnarok Online, the playing and payment patterns of users, the pricing of competing games and the income per capita of consumers in that country. The pricing of Ragnarok Online is determined by us in Korea, the United States and Canada, and, in other countries, by our overseas licensees after consultation with us and has remained generally stable since its commercial launch in each of the countries in which it is distributed. Due to competitive pressure and in line with market practice, we and our licensees have not raised prices for Ragnarok Online following its commercial launch in a country. The aggregate number of Ragnarok Online users has increased as we have entered into new markets primarily through our licensees and as the number of Ragnarok Online users in existing markets has increased. The number of Ragnarok Online users and the amount of Ragnarok Online usage in a given country depend in part on the perceived quality of Ragnarok Online and the level of local competition. While it is difficult to accurately determine what accounts for the superior quality of an online game, we believe that Ragnarok Online’s storyline, graphics and community-oriented themes, together with our ability to timely maintain, update and enhance the content and technical aspects of the game, have been largely responsible for the game’s commercial success.
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
     Since Ragnarok Online’s initial commercial launch in August 2002, we have experienced significant growth in revenues and net income. Our revenues increased by 30.1% to ~~W~~64,426 million (US$66,323 thousand) in 2004 from ~~W~~49,515 million in 2003 and by 391.9% to ~~W~~49,515 million in 2003 from ~~W~~10,067 million in 2002. Our net income increased by 46.6% to ~~W~~28,057 million (US$28,883 thousand) in 2004 from ~~W~~19,140 million in 2003 and we recorded net income of ~~W~~19,140 million in 2003 as compared to net loss of ~~W~~322 million in 2002. Our gross profit margin also increased from 82.7% in 2002 to 85.9% in 2003 and to 84.3% in 2004 and our operating margin increased from 26.3% in 2002 to 59.8% in 2003 to 59.9% in 2004. We attribute our revenue growth largely to our early entry into additional markets since Ragnarok Online’s commercial launch and the continuing popularity of Ragnarok Online among users in the existing markets. We attribute our margin improvement to the scalability of the online game business. Once a game is launched and the initial development and marketing costs have been expensed, relatively low marginal costs are incurred to expand into additional markets through licensing arrangements. Our revenue growth may be adversely affected in the future by the popularity of online games newly introduced by our competitors. Our future success depends largely on our ability to develop or publish commercially successful new online games.
     In January 2005, we commercially launched R.O.S.E. Online, our second online game, in Korea. We currently plan to commercially launch R.O.S.E. Online in one or more of our other key markets. Despite our commercial launch of R.O.S.E. Online, our revenues and net income declined in the first quarter of 2005 as compared to those of the first quarter of 2004 and the fourth quarter of 2004. The decrease in revenues was primarily due to the continuing decline in subscription revenues from Ragnarok Online in Korea. Royalties and license fees from overseas markets remained relatively constant in the first quarter of 2005 as compared to the fourth quarter of 2004. Our operating expenses for the first quarter of 2005 increased as compared to those of the first quarter of 2004 and the fourth quarter of 2004 due primarily to the stock options expenses that we incurred and the increase in labor-related expenses. Our future results of operations will also be affected by our ability to renew our status as a designated small- and medium-sized venture company and qualify for preferential treatment of the 50% reduction in corporate income tax rate through 2007 as described in “—Income tax expenses.” Our income tax rate in 2004 was 14.85%. In September 2005, the company was designated as a venture company and is entitled to 50% reduction in corporate income tax in 2005 and 2006, which was not reflected in deferred income tax in 2004.
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
     Initial license fees. The initial license fees are deferred and recognized ratably as revenue over the license period, which typically does not exceed two years. For a table setting forth details of each license agreement, see Item 4.B. “Business Overview—Our markets—Overseas markets”. When the license agreements are renewed upon the expiration of their terms, we generally receive renewal license fees.
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
Mobile games revenue
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
Cost of revenues
     Our cost of revenues consists principally of the following:
•	operational expenses, server depreciation expenses, server maintenance costs and related personnel costs and amortization of development-related costs as described in “—Critical accounting policies—Capitalized software development costs”; and

•	royalty payments to Mr. Myoung-Jin Lee, on whose cartoon series Ragnarok Online is based, pursuant to our license from Mr. Lee as described below.
License from Myoung-Jin Lee
     In developing Ragnarok Online, we obtained an exclusive license from Mr. Myoung-Jin Lee to use the storyline and characters from his cartoon titled “Ragnarok” for the production of online games, animation and character merchandising. In return, we paid Mr. Lee an initial license fee of ~~W~~40 million and are required to pay royalties based on 1.0% or 1.5% of adjusted revenues (net of value-added taxes and certain other expenses) or 2.5%, 5% or 10% of net income generated from the use of the Ragnarok brand, depending on the type of revenues received from the operation or licensing of Ragnarok Online.
     The cost of revenues from the payments to Mr. Lee was ~~W~~641 million for 2003 and ~~W~~787 million for 2004. This agreement expires in January 2033.
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
Research and development expenses
     Research and development expenses consist primarily of payroll and other overhead expenses which are all expensed as incurred until technological feasibility of a game is reached. Once technological feasibility of a game is reached, these costs are capitalized and, once commercial operation commences, amortized as cost of revenues. See “—Critical accounting policies—Capitalized software development costs”.
Interest expense
     In February and April 2002, we entered into agreements with Sunny YNK, an online game publisher in Korea listed on the KOSDAQ Market Division of the Korea Exchange, or KOSDAQ, pursuant to which we granted it the exclusive right to distribute Ragnarok Online for a contractual period of three years from the date Ragnarok Online was first commercialized. In consideration, we received a lump sum payment in the amount of ~~W~~7,000 million at the inception of these agreements, which we recorded as debt on our balance sheet. Under the sales agency agreement that we entered into with Sunny YNK in April 2002 granting to it the exclusive distribution right, Sunny YNK owns the right to distribute Ragnarok Online in Korea. However, in practice, we perform all of the relevant marketing, advertising and selling activities, and distribute Ragnarok Online from our websites and host it on our servers.
     As there is no interest rate stated in the agreement with Sunny YNK, the interest is imputed based on the difference between the principal amount of the loan and the total payments expected to be made pursuant to the agreement. Accordingly, the repayment of principal balance to Sunny YNK is variable each year in accordance with the amount of annual revenues generated from distribution of Ragnarok Online and deduction of annual interest expense allocated using the interest rate method. Pursuant to the terms of these agreements, we are obligated to make payments to Sunny YNK based on a percentage of adjusted revenues (net of value-added taxes and certain other expenses) related to Ragnarok Online as follows:
•	until the accumulated payments amount to ~~W~~7,000 million, 50% of our domestic and overseas adjusted revenues from Ragnarok Online, which amount was reached in March 2003; and

•	once the accumulated payments exceed ~~W~~7,000 million, 20% of our domestic adjusted revenues from Ragnarok Online and 10% of our overseas adjusted revenues from Ragnarok Online.
     We incurred interest expense of ~~W~~6,256 million in 2003 and ~~W~~4,731 million (US$4,870 thousand) in 2004 as a result of our arrangement with Sunny YNK. As of December 31, 2004, the outstanding balance of our debt incurred from Sunny YNK was ~~W~~1,150 million (US$1,184 thousand). Our agreement with Sunny YNK expires in July 2005, at which time we will no longer be obligated to make payments to Sunny YNK. In accordance with this agreement, in 2003 and 2004, we made payments of ~~W~~7,923 million and ~~W~~6,670 million, respectively to Sunny YNK. Additionally the Company accrued ~~W~~403 million and ~~W~~367 million due to Sunny YNK in 2003 and 2004, respectively. Of these payments, ~~W~~2,843 million and ~~W~~2,391 million were allocated to principal, and ~~W~~5,483 million and ~~W~~4,646 million were allocated to interest, respectively.
     Pursuant to the terms of the agreement with Sunny YNK, once the cumulative royalty payments to Sunny YNK reached ~~W~~7 billion, it is required to use 15% of future royalty payments, paid by us, to fund additional marketing of the RAGNAROK game. In March 2003, cumulative royalty payments to Sunny YNK reached ~~W~~7 billion. After January 1, 2004, these marketing activities were performed by us and therefore, Sunny YNK reimbursed us for these costs, which was credited to advertising expenses within selling, general and administrative expenses in the accompanying statement of operations.
Foreign currency effects
     In 2004, 79% of our revenues were denominated in foreign currencies, primarily in the U.S. dollar and the Japanese Yen. In most of the countries in which our games are distributed, other than the United States, Japan and European countries, the revenues generated by our licensees are denominated in local currencies, which include the NT dollar, the Baht and the

Renminbi, and converted into the U.S. dollar for remittance of monthly royalty payments to us. Depreciation of these local currencies against the U.S. dollar will result in reduced monthly royalty payments in U.S. dollar terms, thereby having a negative impact on our revenues.
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
     The second prong of this test involves evaluation and due diligence of non-financial criteria such as adequacy of human resources, technological superiority, business plan and prospects, industry prospects, marketing strategy and plan, organizational information and management. The non-financial criteria of determining and declaring a company as a designated venture company may involve subjective judgment. A designated venture company, including us, must qualify every two years based on the evaluation described above. As the Company was designated as a venture company in September 2005, we will be able to enjoy this preferential treatment through 2006, after which we will be subject to the normal corporate tax rate without the 50% reduction.
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
Revenue recognition
     We derive, and expect to continue to generate, most of our revenues from online game subscription fees paid by users in Korea, and royalties and license fees paid by our licensees in the overseas markets. Our revenues can be classified into the following four categories: (i) online games — subscription revenue; (ii) online games — royalties and license fees; (iii) mobile games; and (iv) character merchandising, animation and other revenue. For details, see "—Overview—Revenue recognition”.
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
     As described in “—Overview—Income tax expenses,” we enjoyed in 2004 a reduced tax rate of 14.85%, which is 50% of the statutory tax rate and applied to certain designated venture companies. In 2005, while we will reapply for our designation as a venture company, it is uncertain as to whether we will obtain this designation. However, even if we cease to enjoy the 50% reduction in corporate income tax rate in 2005, we will instead be entitled to a special tax exemption of 10% in corporate income tax rate for the fiscal year 2005 by virtue of being a small- and medium-sized company. Accordingly, deferred income taxes as of December 31, 2004 were calculated based on the rate of 24.75% and 27.50% for the amounts expected to be realized during the fiscal year 2005 and 2006 and thereafter, respectively.
     In September 2005, the Company was designated as a venture company and continues to enjoy a 50% reduction in the applicable corporate income tax rate in 2005 and expects to do so in 2006. Such benefit was not reflected in deferred income tax.
Results of Operations (as restated)
2004 Compared to 2003
The following table summarizes our results of operations for the periods indicated.

	Year Ended December 31,
	2003		2004		2004(1)	% Change
	(Restated)		(Restated)		(Restated)
	(In millions of Won and thousands of US$)
Revenues:
Online games — subscription revenue	~~W~~	18,560	~~W~~	16,253	US $16,732	(12.4)%
Online games — royalties and license fees		29,727		45,101	46,429	51.7
Mobile games		43		376	387	N/M
Character merchandising, animation and other revenue		1,185		2,696	2,775	127.5

Total revenues		49,515		64,426	66,323	30.1
Cost of revenues		6,958		10,116	10,414	45.4

Gross profit		42,557		54,310	55,909	27.6
Gross profit margin(2)		85.9%		84.3%	84.3%
Operating expenses:
Selling, general and administrative		11,360		13,660	14,062	20.2
Research and development		1,597		2,029	2,089	27.1

Total operating expenses		12,957		15,689	16,151	21.1
Operating income		29,600		38,621	39,758	30.5
Operating profit margin (3)		59.8%		59.9%	59.9%
Other income (expense):
Interest income		94		479	493	409.6
Interest expense		(6,465)		(4,732)	(4,871)	(26.8)
Foreign currency gains		413		430	442	4.1
Foreign currency losses		(278)		(1,055)	(1,086)	279.5
Others, net		26		(1)	(1)	N/M

Total net other expense		(6,210)		(4,879)	(5,023)	(21.4)
Income before income tax expenses, minority interest, and equity in loss of related joint venture		23,390		33,742	34,735	44.3

	Year Ended December 31,
	2003		2004		2004(1)		% Change
	(Restated)		(Restated)		(Restated)
	(In millions of Won and thousands of US$)
Income tax expenses		4,250		5,406		5,565	27.2

Income before minority interest and equity in loss of related joint venture		19,140		28,336		29,170	48.0
Minority interest (4)		—		(17)		(18)	N/M
Equity in loss of related joint venture (5)		—		296		305	N/M

Net income (loss)	~~W~~	19,140	~~W~~	28,057	US$	28,883	46.6%

N/M = not meaningful
Notes:
(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of ~~W~~971.4 to US$1.00, the noon buying rate in effect on March 31, 2006, as announced by the Federal Reserve Bank of New York.
(2)	Gross profit margin is calculated as gross profit divided by total revenues.

(3)	Operating profit margin is calculated as operating income divided by total revenues.

(4)	Represents the minority interest in GRAVITY Entertainment Corporation, our Japanese subsidiary. We acquired the remaining 50% of voting equity interest in RO Production in October 2004, resulting in RO Production becoming our wholly-owned subsidiary.

(5)	Represents the losses from our 30% equity investment in Animation Production Committee, a Japanese joint venture to produce and market “Ragnarok the Animation” through GRAVITY Entertainment Corporation, our Japanese subsidiary. This investment was accounted for using the equity method of accounting.
Revenues
     Our total revenues increased by 30.1% to ~~W~~64,426 million (US$66,323 thousand) in 2004 from ~~W~~49,515 million in 2003, primarily due to:
•	an increase in royalties and license fees from Ragnarok Online to ~~W~~45,101 million (US$46,429 thousand) in 2004 from ~~W~~29,727 million in 2003, which primarily resulted from an increase in royalties from the overseas markets in which Ragnarok Online had already been commercialized and the commercialization of Ragnarok Online in new markets. During the periods under review, the increase in revenue attributable to existing markets was ~~W~~13,795 million and attributable to an entry into new markets was ~~W~~1,579 million. In April 2004, we commercialized Ragnarok Online in Singapore and Malaysia, from which we derived revenue of ~~W~~1,103 million, and in the five European countries in April 2004, from which we derived revenue of ~~W~~441 million, in each case in 2004. In December 2004, we commercialized Ragnarok Online in Australia and New Zealand, from which we derived revenue of ~~W~~35 million in 2004; and

•	a 127.5% increase in character merchandising, animation and other revenue to ~~W~~2,696 million (US$2,775 thousand) in 2004 from ~~W~~1,185 million in 2003, which resulted primarily from a 72.9% increase in character merchandising revenue to ~~W~~2,028 million (US$2,088 thousand) in 2004 from ~~W~~1,173 million in 2003, a 2,330.77% increase in technical support revenue to ~~W~~316 million (US$325 thousand) from ~~W~~13 million in 2003 and ~~W~~247 million (US$254 thousand) in revenue from animation in 2004 compared to none in 2003;

which more than offset

•	a 12.4% decrease in subscription revenue to ~~W~~16,253 million (US$16,732 thousand) in 2004 from ~~W~~18,560 million in 2003. This 12.4% decrease resulted primarily from a 21.4% decrease in subscription revenue in Korea from Ragnarok Online to ~~W~~12,724 million (US$13,099 thousand) in 2004 from ~~W~~16,186 million in 2003, mainly due to a decrease in playing time by our users of Ragnarok Online in Korea. This decrease was partially offset by a 48.7% increase in the subscription revenue in the United States to ~~W~~3,528 million (US$3,632 thousand) in 2004 from ~~W~~2,373 million in 2003.
Cost of revenues

     Our cost of revenues increased by 45.4% to ~~W~~10,116 million (US$10,414 thousand) in 2004 from ~~W~~6,958 million in 2003, which was primarily due to:
•	a 63.4% increase in salaries and wages to ~~W~~4,403 million (US$4,533 thousand) in 2004 from ~~W~~2,695 million in 2003, which mainly resulted from an increased hiring of game developers and overseas support staff from 130 as of December 31, 2003 to 174 as of December 31, 2004;

•	a 58.4% increase in fee payments to ~~W~~1,893 million (US$1,949 thousand) in 2004 from ~~W~~1,195 million in 2003, which mainly resulted from an increase in fees we paid to Mr. Myoung-Jin Lee and server housing fees we paid to the KIDC; and

•	a 41.5% increase in depreciation to ~~W~~1,559 million (US$1,605 thousand) in 2004 from ~~W~~1,102 million in 2003, which mainly resulted from the addition of servers and software in 2004 to better service Ragnarok Online.
Gross profit and margin
     As a result of the foregoing, our gross profit increased by 27.6% to ~~W~~54,310 million (US$55,909 thousand) in 2004 from ~~W~~42,557 million in 2003. Our gross profit margin decreased to 84.3% in 2004 from 85.9% in 2003.
Operating expenses
     Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 20.2% to ~~W~~13,660 million (US$14,062 thousand) in 2004 from ~~W~~11,360 million in 2003, primarily due to:
•	a 81.6% increase in salaries and wages to ~~W~~3,156 million (US$3,249 thousand) in 2004 from ~~W~~1,738 million in 2003, primarily as a result of an increase in the number of employees for administrative and other support functions from 86 in 2003 to 148 in 2004;

•	a 174.7% increase in depreciation expense to ~~W~~989 million (US$1,018 thousand) in 2004 from ~~W~~360 million in 2003, which mainly resulted from depreciation attributable to leasehold improvements in property and the addition of servers for the introduction of R.O.S.E. Online; and

•	a 9.0% increase in advertising expenses to ~~W~~4,614 million (US$4,750 thousand) in 2004 from ~~W~~4,233 million in 2003, which resulted from the hosting of the Ragnarok World Championship in August 2004, a significant increase in marketing expenses related to the introduction of R.O.S.E. Online and our participation in the Tokyo Game Show in September 2004.
     Research and development expenses. Our research and development expenses increased 27.1% to ~~W~~2,029 million (US$2,089 thousand) in 2004 from ~~W~~1,597 million in 2003, primarily due to expensing of all costs, including salaries and wages, and provision for severance indemnities, relating to the development of Requiem and Ragnarok Online 2.
Operating income and operating margin
     As a result of the cumulative effects of the reasons stated above, our operating income increased 30.5% to ~~W~~38,621 million (US$39,758 thousand) in 2004 from ~~W~~29,600 million in 2003, and our operating margin improved to 59.9% in 2004 from 59.8% in 2003.
Net other income (expense)
     Our net other expense decreased 21.4% to ~~W~~4,879 million (US$5,023 thousand) in 2004 from ~~W~~6,210 million in 2003 primarily due to:
•	a 26.8% decrease in interest expense from ~~W~~6,465 million in 2003 to ~~W~~4,732 million (US$4,871 thousand) in 2004 as a result of reduction in payment rates on the loan from Sunny YNK, effective in March 2003, from 50% of all revenues from Ragnarok Online to 20% for domestic adjusted revenues and to 10% for overseas adjusted revenues from Ragnarok Online despite the significant increase in such revenues; and

•	an increase in interest income from ~~W~~94 million in 2003 to ~~W~~479 million (US$493 thousand) in 2004 resulting from an increase in short-term financial instruments in 2004

which more than offset

•	an increase in loss in foreign currency transaction from ~~W~~278 million in 2003 to ~~W~~1,055 million (US$1,086 thousand) in 2004 resulting from the appreciation of the Korean Won against the U.S. dollar.
Income tax expenses
     We recorded income tax expenses of ~~W~~5,406 million (US$5,565 thousand) in 2004, as compared to ~~W~~4,250 million in 2003. Our income tax expenses increased as a result of an increase in our taxable income, in particular, royalties and license fees from revenues generated in overseas markets. In both 2003 and 2004, however, we were entitled to a reduced tax rate of 14.85% by virtue of the Special Tax Treatment Control Law of Korea.
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
Net income
     As a result of the cumulative effects of the reasons stated above, our net income increased 46.6% to ~~W~~28,057 million (US$28,883 thousand) in 2004 from ~~W~~19,140 million in 2003.
2003 Compared to 2002
     The following table summarizes our results of operations for the periods indicated.

	Year Ended December 31,
	2002		2003		% Change
	(Restated)		(Restated)
	(In millions of Won and thousands of US$)
Revenues:
Online games — subscription revenue	~~W~~	7,310	~~W~~	18,560	153.9%
Online games — royalties and license fees		2,330		29,727	1,175.8
Mobile games		—		43	N/M
Character merchandising, animation and other revenue		427		1,185	177.5

Total revenues		10,067		49,515	391.9
Cost of revenues		1,738		6,958	300.3

Gross profit		8,329		42,557	410.9
Gross profit margin(1)		82.7%		85.9%
Operating expenses:
Selling, general and administrative		4,870		11,360	133.3
Research and development		815		1,597	96.0

Total operating expenses		5,685		12,957	127.9

Operating income		2,644		29,600	1,019.5
Operating profit margin(2)		26.3%		59.8%
Other income (expense):
Interest income		84		94	11.9
Interest expense		(2,583)		(6,465)	150.3
Foreign currency gains		93		413	344.1
Foreign currency losses		(17)		(278)	1,535.3
Others, net		(1)		26	N/M

Total net other expense		(2,424)		(6,210)	156.2

	Year Ended December 31,
	2002		2003		% Change
	(Restated)		(Restated)
	(In millions of Won and thousands of US$)
Income before income tax expenses		220		23,390	N/M
Income tax expenses		542		4,250	684.1

Net income (loss)	~~W~~	(322)	~~W~~	19,140	N/M

N/M = not meaningful.
Notes:
(1) Gross profit margin is calculated as gross profit divided by total revenues.
(2) Operating profit margin is calculated as operating income (loss) divided by total revenues.
Revenues
     Our total revenues increased by 391.9% to ~~W~~49,515 million in 2003 from ~~W~~10,067 million in 2002, primarily due to:
•	an increase in royalties and license fees from Ragnarok Online to ~~W~~29,727 million in 2003 from ~~W~~2,330 million in 2002, which primarily resulted from substantial increases in royalties from overseas markets, primarily due to the full year of commercial availability of Ragnarok Online in Taiwan and Japan in 2003 as compared to only a few months in 2002 and generation of revenues from markets we newly entered in 2003, mainly Thailand and China; and

•	a 153.9% increase in subscription revenue, primarily representing the increase in domestic subscriptions from Ragnarok Online, which reflects the recording of revenues from Ragnarok Online for the full year of 2003 as compared to five months in 2002 following the commercial launch of Ragnarok Online in August 2002.
Cost of revenues
     Our cost of revenues increased by 300.3% to ~~W~~6,958 million in 2003 from ~~W~~1,738 million in 2002, which was primarily due to:
•	a 360.7% increase in salary and wages to ~~W~~2,695 million in 2003 from ~~W~~585 million in 2002 resulting from an increase in the number of game developers and overseas support staff from 92 in 2002 to 130 in connection with significant hiring for game development and support;

•	a 753.6% increase in fee payments to ~~W~~1,195 million in 2003 from ~~W~~140 million in 2002, which mainly resulted from increases in fees payable to Mr. Myoung-Jin Lee, Web hosting costs, server housing fees to KIDC and software maintenance costs; and

•	a 161.1% increase in depreciation to ~~W~~1,102 million in 2003 from ~~W~~422 million in 2002, which mainly resulted from the purchase of servers and, to a lesser extent, personal computers in 2003.
Gross profit and margin
     As a result of the foregoing, our gross profit increased by 410.9% to ~~W~~42,557 million in 2003 from ~~W~~8,329 million in 2002. Our gross profit margin increased to 85.9% in 2003 from 82.7% in 2002.
Operating expenses
     Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 133.3% to ~~W~~11,360 million in 2003 from ~~W~~4,870 million in 2002, primarily due to:
•	a 217.3% increase in advertising expenses to ~~W~~4,233 million in 2003 from ~~W~~1,334 million in 2002, which mainly resulted from the introduction of increased marketing campaigns, including online and celebrity marketing;

•	a 111.4% increase in fee payments consisting of fees paid to payment service providers and sales commissions paid to promotional agents distributing Ragnarok Online to Internet cafés to ~~W~~2,602 million in 2003 from ~~W~~1,231 million in 2002, primarily due to an increase in revenue in Korea;

•	a 119.7% increase in salaries and wages to ~~W~~1,738 million in 2003 from ~~W~~791 million in 2002, primarily as a result of increase in the average number of employees during the periods under review; and

•	our recording an impairment loss of ~~W~~777 million in 2003, resulting from our ~~W~~1 billion cash investment in an online game portal business in May 2003. In December 2003, due to poor performance and operating results, we sought to nullify the investment arrangement and recovered ~~W~~223 million in cash and recorded the remaining ~~W~~777 million as impairment loss.
     Research and development expenses. Since technological feasibility had not yet been reached with respect to R.O.S.E. Online, Requiem and Ragnarok Online 2, our research and development expenses increased 96.0% to ~~W~~1,597 million in 2003 from ~~W~~815 million in 2002, primarily due to expensing of all costs, including salaries and wages and provision for severance indemnities, relating to the licensing of R.O.S.E. Online and development of Ragnarok Online 2 and Requiem.
Operating income and operating profit margin
     As a result of the cumulative effects of the reasons stated above, we recorded operating income of ~~W~~29,600 million in 2003, as compared to operating income of ~~W~~2,644 million in 2002, and our operating margin improved to 59.8% in 2003 from 26.3% in 2002.
Net other expense
     Our net other expense increased 156.2% to ~~W~~6,210 million in 2003 from to ~~W~~2,424 million in 2002 primarily due to a 150.3% increase in interest expense to ~~W~~6,465 million in 2003 from ~~W~~2,583 million, resulting primarily from a 144.6% increase in payments to Sunny YNK to ~~W~~6,256 million in 2003 from to ~~W~~2,558 million, which are linked to our revenues based on Ragnarok Online, which significantly increased in 2003 compared to 2002 as described above. See “—Overview—Foreign currency effects”.
Income tax expenses
     Our income tax expenses increased as a result of an increase in our taxable income. In 2003, however, we were entitled to a reduced tax rate of 14.85% by virtue of the Special Tax Treatment Control Law of Korea. Applying this reduced tax rate, we recorded income tax expenses of ~~W~~4,250 million in 2003.
Net income (loss)
     As a result of the cumulative effects of the reasons stated above, we recorded net income of ~~W~~19,140 million in 2003, as compared to net loss of ~~W~~322 million in 2002.
Impact of inflation
     In view of our brief operating history, we believe that inflation in Korea and our other principal markets has not had a material impact on our results of operations. Inflation in Korea was 4.1% in 2001, 2.7% in 2002, 3.6% in 2003 and 3.6% in 2004.
Impact of foreign currency fluctuations
     See Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.
Government, Economic, Fiscal, Monetary or Political Policies or Factors
     See Item 3.D. “Risk Factors—Risks Related to The Republic of Korea”, Item 4.B. “Business Overview—Laws and Regulations” and Item 10.E. “Taxation”.
5.B. Liquidity and Capital Resources
Liquidity
     The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2001		2002		2003		2004		2004 (US$)
			(restated)		(restated)		(restated)		(restated)
Cash and cash equivalents at beginning of period	~~W~~	39	~~W~~	1,820	~~W~~	560	~~W~~	5,405	US$	5,564

Net cash provided by (used in) operating activities		922		(4,299)		15,823		32,642		33,603
Net cash used in investing activities		(589)		(3,520)		(10,564)		(19,007)		(19,566)
Net cash provided by (used in) financing activities		1,448		6,559		(414)		(2,635)		(2,713)

Net increase (decrease) in cash and cash equivalents		1,781		(1,260)		4,845		11,000		11,324

Cash and cash equivalents at end of period	~~W~~	1,820	~~W~~	560	~~W~~	5,405	~~W~~	16,405	US$	16,888

Note:
(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of ~~W~~971.4 to US$1.00, the noon buying rate in effect on March 31, 2006 as quoted by the Federal Reserve Bank of New York.
     Prior to the commercial launch of Ragnarok Online, our principal sources of liquidity were cash from equity financing and incurrence of debt, including the debt we incurred from Sunny YNK. Following the commercial launch of Ragnarok Online, our principal sources of liquidity have been cash flows from our operating activities and equity financing and, to a lesser extent, short-term borrowings. Net cash used in investing activities have consisted primarily of investments in game engines, network servers and, to a lesser extent, personal computers. As a result, our net property and equipment increased from ~~W~~5,417 million as of December 31, 2003 to ~~W~~14,760 million (US$15,195 thousand) as of December 31, 2004.
     In order to resolve short-term liquidity issues that may arise from time to time in the course of our business, we have in the past obtained short-term borrowings at market rates from other game developers. In February 2003, we obtained a loan of ~~W~~3 billion at an annual interest rate of 18% from IAMBiz Co., Ltd., which subsequently changed its name to Rhoceo Co., Ltd., to satisfy short-term liquidity needs relating to marketing and promotional activities for Ragnarok Online and for working capital. In September 2003, we fully repaid this loan with positive cash flow generated by Ragnarok Online. Since then, we have not incurred any additional short-term borrowing and no short-term borrowings were outstanding as of December 31, 2004. In order to resolve long-term liquidity issues, we have traditionally resorted to the issuance of equity securities such as the rights offering that we conducted in March 2003. In 2002, in order to resolve long-term liquidity issues prior to the commercial launch of Ragnarok Online, we entered into an exclusive distribution agreement with Sunny YNK pursuant to which we received a lump sum payment in the amount of ~~W~~7,000 million at the inception of the agreement, which we recorded as debt on our balance sheet. Since then, we have been able to satisfy our liquidity needs with cash flow from operations and do not expect to enter into such arrangements in the future. Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We deposit our cash in demand deposits, short-term financial instruments, which primarily consist of time deposits with maturity of one year or less, and money market funds with a rolling maturity of 90 days or less. Our short-term financial instruments increased from nil as of December 31, 2002 to ~~W~~1,600 million as of December 31, 2003 and to ~~W~~8,900 million (US$9,162 thousand) as of December 31, 2004 primarily as a result of increased net cash from our operations during the period.
     Cash received in the form of initial license fees are recognized as revenues on a monthly basis over the life of our license agreements as described in Item 5.A. “—Overview—Revenue recognition”. The portion of initial license fees not yet recognized as revenues are reflected in our balance sheet as deferred income. Our total deferred income, both short-term and long-term, increased from ~~W~~2,750 million as of December 31, 2002 to ~~W~~4,258 million as of December 31, 2003 and to ~~W~~7,597 million (US$7,821 thousand) as of December 31, 2004 primarily due to our recognizing an increased portion of initial license fees that we received in 2002, 2003 and 2004 as revenues.
     Cash flows from operating activities. Our increase in net cash provided by operating activities from 2001 to 2004 was primarily the result of our recording net income in 2003 and 2004 compared to net losses in 2001 and 2002. Our increase in net cash provided by operating activities in 2003 also reflected an adjustment of ~~W~~1,619 million for depreciation and amortization. This increase was partially offset by ~~W~~912 million in deferred income taxes that we recorded in 2003. Our increase in net cash provided by operating activities in 2004 reflected an adjustment of ~~W~~3,217 million (US$3,312 thousand) for depreciation and amortization, of ~~W~~3,339 million (US$3,437 thousand) for deferred income from the renewal of sales contract, and of ~~W~~913 million (US$940 thousand) for provision for accrued severance benefits. This increase was partially offset by ~~W~~1,156 million (US$1,190 thousand) in deferred income taxes that we recorded in 2004. The increases in deferred expense and accounts payable on our balance sheet as of December 31, 2004 primarily reflected the fees that we incurred in connection with our initial public offering on NASDAQ in the amount of ~~W~~1,735 million (US$1,786 thousand), which were unpaid as of December 31, 2004, and then paid in full in February and May 2005.

     Cash flows from investing activities. Our increase in net cash used in investing activities from 2001 to 2004 reflected purchases of property and equipment in these years in connection with the general growth of our businesses and the increase in payment of leasehold deposits. In addition, our net cash used in investing activities in 2003 and 2004 reflected our investment of our excess cash in short-term financial instruments in the amount of ~~W~~2,200 million in 2003 and ~~W~~7,300 million (US$7,515 thousand) in 2004, investment of ~~W~~1 billion in a game portal business and acquisition of golf membership in the amount of ~~W~~892 million in 2003, and an investment of ~~W~~1,243 million (US$1,280 thousand) through our Japan subsidiary in the Animation Production Committee, a joint venture for the production and marketing of Ragnarok the Animation, in 2004. In March 2004, we entered into an agreement to purchase from Choongang Mutual Savings Bank an office building to house part of our headquarters for ~~W~~8,150 million in cash, which has been fully paid.
     Cash flows from financing activities. Our net cash provided by financing activities has been primarily affected by the issuance of common shares in 2003 and the incurrence of debt from Sunny YNK in 2002. In March 2003, we received net proceeds of ~~W~~3,206 million from the sale of 2,148,900 common shares at ~~W~~1,500 per share. Our net cash provided by financing activities in 2001 and 2002 consisted of proceeds from the issuances of common stock, consisting of 600,000 shares in January 2001, 1,200,000 shares in October 2001 and 600,000 shares in January 2002, each at ~~W~~500 per share. In February and April 2002, we entered into agreements with Sunny YNK pursuant to which we granted it the exclusive right to distribute Ragnarok Online for a contractual period of three years from the date Ragnarok Online was first commercialized. In consideration, we received a lump sum payment in the amount of ~~W~~7,000 million at the inception of these agreements, which we recorded as debt on our balance sheet.
Capital resources
     As our overseas operations are conducted primarily through our subsidiaries and our overseas licensees, our ability to finance our operations and any debt that we or our subsidiaries may incur depends, in part, on the payment of royalties and other fees by our overseas licensees and, to a lesser extent, the flow of dividends from our subsidiaries.
     As of December 31, 2004, our primary source of liquidity was ~~W~~16,405 million (US$16,888 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities, will be sufficient to meet our capital needs for at least the next 12 months. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may, however, require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. See note 11 to our audited consolidated financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In the past, we also raised cash by entering into indebtedness arrangements such as the transaction entered into with Sunny YNK as described in Item 5.A. “—Overview—Interest expense”. In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. As of December 31, 2004, we had no lines of credit or other credit facilities. We also have not entered into any material financial guarantees or similar commitments to guarantee the payment obligations of third parties. Financing may not be available in amounts or on terms acceptable to us, if at all.
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
5.C. Research and Development, Patents and Licenses, etc.
     See Item 5.A. “Business Overview—Game development and publishing” for our research and development.
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
     In developing Ragnarok Online, we obtained an exclusive license from Mr. Myoung-Jin Lee to use the storyline and characters from his cartoon titled “Ragnarok” for the production of online games, animation and character merchandising. See Item 4.B. “Business Overview—Our products—Massively multiplayer online role playing games—Massively multiplayer online role playing games currently offered—Ragnarok Online” above.
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
5.D. Trend Information
     Trends, uncertainties and events which could have a material impact on our sales, operating revenues and liquidity and capital resources are discussed above in Item 5.A. “—Operating Results” and Item 5.B. “—Liquidity and Capital Resources”.
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

	Payments Due by Period
			Between 1		Between 3
	Up to		and		and		Beyond
	1 Year		3 Years		5 Years		5 Years		Total
	(In millions of Won)
Long-term debt obligations	~~W~~	1,150	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,150

Operating lease obligations		728		5		—		—		733
Purchase obligations(1)		—		—		—		—		—

Total	~~W~~	1,878	~~W~~	5	~~W~~	—	~~W~~	—	~~W~~	1,883

Note:
(1)	As of December 31, 2004, we incurred no purchase obligations.
     Our long-term debt obligations represent the outstanding balance as of December 31, 2004 of the debt we incurred from Sunny YNK in 2002 pursuant to the transaction entered into with Sunny YNK as described in “—Overview—Interest expense”. All of this amount is due within one year since our agreement with Sunny YNK expires in July 2005, at which time we expect all of the principal amount to have been repaid and we will no longer be obligated to make payments to Sunny YNK. As there is no interest rate stated in the agreement with Sunny YNK, the interest is imputed based on the difference between the principal amount of the loan and the total payments expected to be made pursuant to the agreement. Accordingly, the repayment of principal balance to Sunny YNK is variable each year in accordance with the amount of annual revenue generated from distribution of RAGNAROK and deduction of annual interest expense allocated using the interest rate method. We do not plan to extend or renew this arrangement.

     Our contractual cash obligations consist of operating leases for office space. The lease payments due by December 31, 2005 will be ~~W~~678 million, ~~W~~23 million and ~~W~~27 million for our principal offices in Seoul, U.S. subsidiary and Japan subsidiary respectively. The lease terms expire December 2005, April 2005 and February 2006 for our principal offices in Seoul, U.S. subsidiary and Japan subsidiary respectively. The renewal terms are subject to market conditions.
     For a description of our commercial commitments and contingent liabilities, see Note 9 of the notes to our consolidated financial statements.
     As of December 31, 2004, we had no lines of credit or other credit facilities. We also have not entered into any material financial guarantees or similar commitments to guarantee the payment obligations of third parties.
     For a description of our legal proceedings, see Item 8 “Financial Information—Legal Proceedings.”
PART II
ITEM 15. CONTROLS AND PROCEDURES
Background to Restatement
     In November 2005, the audit committee of the board of the directors of the Company (the “Audit Committee”) determined that the Company’s audited consolidated financial statements as of December 31, 2003 and 2004 and for each of the years ended December 31, 2002, 2003 and 2004 (the “Original Financial Statements”) needed to be restated. The need for a restatement arose from the discovery and subsequent investigation by the Audit Committee (the “Investigation”) of the diversion of revenues payable to the Company from certain licensees of its Ragnarok Online game to the former Chairman and former controlling shareholder of the Company, Mr. Jung Ryool Kim (the “former Chairman”). The impact of the diversion was that such revenues were improperly omitted from the Original Financial Statements.
     In January 2006, the Audit Committee, with the assistance of its special Korean counsel, Woo Yun Kang Jeong & Han (“Woo Yun”), its special United States counsel, Cleary Gottlieb Steen & Hamilton LLP and Deloitte Anjin LLC (“Deloitte”), which was hired by Woo Yun to assist it on accounting matters, completed the Investigation. On January 23, 2006, the Audit Committee presented to the Company’s board of directors and senior management, the final investigation reports of Woo Yun and Deloitte, which summarized the results of the Investigation (the “Investigation Reports”).
     The conclusions set forth in the reports address the following areas that resulted in a restatement of the Original Financial Statements: (i) that the former Chairman of the company systematically diverted certain payments that were due to the company from the licensing of its Ragnarok Online game by instructing licensees to pay such amounts to bank accounts that were fraudulently established in the Company’s name or established in the name of other Company’s that were under the control of the former Chairman. This diversion resulted in an understatement of revenue in the original financial statements; (ii) expenses incurred by the Company for the purchase of certain assets that were recorded as fixed assets of the company but were actually acquired for the personal benefit of the former Chairman. This improper use of the Company’s funds resulted in fixed assets and related depreciation being improperly recorded in the original financial statements; and (iii) the improper and intentional early recognition of certain revenue in connection with the Company’s mobile games revenue and character merchandising, animation and other revenue in the year ended December 31, 2004. This intentional manipulation of recorded revenue resulted in revenue being recorded for the year ended December 31, 2004 that should have been deferred and subsequently recognized in 2005.
     Based on the results of the Investigation, the Audit Committee recommended to the Company’s board of directors, and the board of the directors resolved that the Company will restate the Original Financial Statements, reflecting certain of the material findings in the Investigation Reports, as soon as practicable, with the assistance of a Korean affiliate of a major international accounting firm, which was hired by the Company as a consultant to assist it in preparing the Restated Financial Statements under accounting principles generally accepted in the United States, or U.S. GAAP.
     The Company has completed the preparation of the Restated Financial Statements, which it is filing as Exhibit 18 to this Amendment No. 1 to our 2004 Annual Report on Form 20-F. As discussed in Note 2 of the Notes to the Restated Financial Statements, the Company’s consolidated balance sheets as of December 31, 2003 and 2004 and its consolidated statements of operations, cash flows and change in shareholders’ equity for 2002, 2003 and 2004 have been restated from the Original Financial Statements. Restatement adjustments are further described in Note 2 of the Notes to the Restated Financial Statements.
Disclosure Controls and Procedures
     At the time of the filing of our Annual Report on Form 20-F for the year ended December 31, 2004, our then Chief Executive and Chief Financial Officers concluded that the design and operation of our disclosure controls and procedures as of December 31, 2004 were effective. In connection with the preparation of the Restated Financial Statements and the preparation and filing of this Amendment No. 1, the Company, under the supervision and with the participation of the Company’s current management, including the Company’s Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”) (the CEO and the CFO, collectively, “the Certifying Officers”) in consultation with the Company’s accounting and other management team, carried out an evaluation of the effectiveness of its “disclosure controls and procedures” (as the term is defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as those controls existed as of December 31, 2004. As defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as amended, the term “disclosure controls and procedures” means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures were not effective.
Material Weaknesses in Internal Control Over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. A material weakness as defined under the Standards of the Public Accounting Oversight Board (United States) is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management identified the following material weaknesses in our internal control over financial reporting (as defined under Standards of the Public Accounting Oversight Standard Board (United States) as of December 31, 2004.
     We did not maintain an effective control environment. Specifically, the Company did not maintain a control environment adequate to encourage the prevention or detection of the override of our controls or intentional misconduct, including the embezzlement of revenues due to the Company, improper payment for assets not otherwise purchased for the benefit of the Company, the intentional and inappropriate early recognition of revenue and the preparation of false management reports, accounting records, financial statements and documents together with forged invoices. The absence of effective control environment allowed the former Chairman to take inappropriate actions that resulted in certain transactions not being properly reflected in our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004. Such intentional misconduct by the former Chairman included the preparation of false accounting records and documents to deceive accounting personnel under his supervision, other members of senior management, our Board of Directors and our independent registered public accountants. Additionally, the lack of an effective control environment allowed our lines of communication among, and our monitoring of, our operations and accounting personnel, including the former Chairman, to be ineffective in preventing or detecting these instances of intentional misconduct. Taken as a whole, our control environment did not adequately emphasize appropriate judgment, skepticism and objectivity, which the Company believes contributed to the events which necessitated the restatements.
     This control environment material weakness contributed to the fraudulent activity described above, which in turn resulted in the restatement of our consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 and adjustments to our 2005 consolidated financial statements. Additionally, this control environment material weakness could result in misstatements of any of our financial statement accounts that would result in a material misstatement to the annual consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that this control deficiency constitutes a material weakness. This material weakness in our control environment contributed to the existence of the following additional material weaknesses:
•	Lack of independent oversight and supervision controls. The Company’s Audit Committee and the system of internal control over financial reporting established by the Audit Committee failed to recognize and detect the fraudulent activities by the former Chairman and certain member of the senior management. The Company did not have adequate controls related to the prevention and detection of fraud, for example, corporate compliance programs and whistleblower hotlines.

•	Lack of controls over the reported revenues from our overseas licensees. The Company did not have controls designed to detect under-reporting of amounts due to the Company by overseas licensees.

•	Lack of controls over bank accounts. The former Chairman was able to open overseas bank accounts, with the help of a Company employee without appropriate monitoring, which contributed to the former Chairman’s ability to carry on fraudulent activities without being detected. In addition, the former Chairman had access to the Company’s accounts without oversight, which allowed him to use Company accounts and transfer funds out of such accounts without proper authorization.

•	Lack of sufficient complement of personnel. The Company did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the selection, application and implementation of U.S. GAAP commensurate with the Company’s financial reporting requirements under the Exchange Act.

•	Lack of controls over the purchase and accounting for fixed assets. The Company did not have adequate authorization controls to ensure that assets purchased and paid for by the Company were in fact for the benefit of the Company and did not have adequate controls to verify and ensure that assets recorded in the Company’s balance sheet were in fact in possession of the Company.

•	Lack of controls over the financial close and reporting process. We did not maintain effective controls, including monitoring, over our financial close and reporting process. Specifically, we do not have adequately designed controls to ensure the completeness, accuracy and restricted access to spreadsheets used in the period-end financial closing process. This control deficiency could result in errors in the performance of consolidations and the preparation of U.S. GAAP financial statements and allow our employees manipulate financial results and override controls.
     The control deficiencies described above resulted in the restatement of the Company’s consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 and adjustments to our 2005 consolidated financial statements. Additionally, each of the control deficiencies described above could result in a misstatement in any of our financial statement accounts or disclosures that would result in a material misstatement in the Company’s consolidated financial statement that would not be prevented or detected. Accordingly, the Company’s management has determined that each of these control deficiencies constitute material weaknesses.

Remediation of Material Weaknesses
     The Company’s management is committed to addressing the material weaknesses identified above by implementing various remedial measures to the Company’s internal control over financial reporting. During the year ended December 31, 2005 and to the date of the filing of this Amendment No. 1, our management, including the Certifying Officers and the Audit Committee, have executed a range of actions to address the material weaknesses in our internal control over financial reporting, including implementing the following:
•	Change in oversight. We have, since the discovery of the events which led to the Investigation, replaced the members of the Audit Committee in its entirety with three new independent directors and have terminated or removed from office those individuals the Company believes were responsible for the actions which led to the Investigation. In addition, we have created a new position of chief compliance officer, whose mandate is to ensure that the Company’s policies regarding ethics is strictly enforced and to put in place a culture of accountability and independent monitoring to address any potential for such failures happening in the future, including for example the audit and review of database entries of the Company’s major licensees. The chief compliance officer (CCO) reports to both the CEO and to the Audit Committee.

•	Retain outside consulting firm. We retained the consulting services of a Korean affiliate of a major international accounting firm in June 2005 to enhance our internal control system and to develop an evaluation system to enable our management to evaluate the effectiveness of our internal control over financial reporting (as defined under Rules 13a-15(c) and 15d-15(c) under the Exchange Act) and to assist the Company in the preparation of its financial statement under U.S. GAAP. The accounting firm has recommended various remedial measures and the Company along with our senior management and accounting team are in the process of implementing such recommendations.

•	Software and systems upgrade. We are in the process of implementing an enterprise resource program, or ERP, with the ultimate aim to provide to senior management integrated and timely reporting of the Company’s financial results and financial condition while minimizing the ability to override established protocols. In addition, the aim of the ERP system will be to segregate duties of various persons and departments to help minimize unauthorized actions and to provide a check to ensure that any irregularities are detected and reported in a timely manner. Also, the Company believes that such a system will minimize errors which were more likely when the Company relied on spreadsheet programs. The Company is in the process of implementing such system and expects to have the system operational by the end of 2006.

•	Code of ethics. The Company has recently amended its code of ethics to emphasize the need for senior management and all of the employees of the Company to comply with the ethics standards as set forth in the Company’s code of ethics. All new employees are to receive training on the code of ethics. Also, the code of ethics includes a whistle blower process, whereby employees can communicate on an anonymous basis with the CCO or CEO, who are to report such matters to any member of the Audit Committee regarding fraudulent or suspicious activities.
     The Company’s management, in particular, its CEO and CFO along with the Audit Committee, is in the process of addressing the material weaknesses and will seek to put in place a system of internal control over financial reporting which will remediate such material weaknesses as expeditiously as possible. All disclosure controls and procedures, no matter how well designed, however, have inherent limitations including the possibility of human error and the circumvention or overriding of the controls and procedures. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements.
Changes In Internal Control Over Financial Reporting

     There were no changes in the Company’s “internal control over financial reporting,” as that term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act that occurred during the year ended December 31, 2004 that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting. However, in connection with the material weaknesses in internal control over financial reporting discussed above, the Company is currently in the process of taking remedial measures described above to address the material weaknesses.
PART III
ITEM 18. FINANCIAL STATEMENTS
     Reference is made to Item 19. “Exhibits” for a list of all financial statements and schedules filed as part of this Amendment No. 1.
ITEM 19. EXHIBITS
(a) Financial Statements filed as part of this Amendment No. 1
     The following financial statements and related schedules, together with the reports of independent accountants thereon, are filed as part of this Amendment No. 1:
(b) Exhibits filed as part of this Amendment No. 1

Exhibit No.	Description
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

GRAVITY CO., LTD
By:	/s/ Il Young Ryu
Name:	Il Young Ryu
Title:	Representative Director and Chief Executive Officer

Date: May 12, 2006

GRAVITY Co., Ltd.
Index
At December 31, 2003 and 2004
and for the years ended December 31, 2002, 2003 and 2004

Report of Independent Registered Public Accounting Firm
To the Board of Directors and the Shareholders of
GRAVITY Co., Ltd.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows, after the restatement described in Note 2, present fairly, in all material respects, the financial position of GRAVITY Co., Ltd. and its subsidiary (the “Company”) as of December 31, 2003 and 2004 and the results of their operations and their cash flows for the years ended December 31, 2002, 2003 and 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Samil PricewaterhouseCoopers
Seoul, Korea
June 29, 2005, except for Note 2,
as to which date is May 10, 2006

GRAVITY Co., Ltd.
Consolidated Balance Sheets
December 31, 2003 and 2004

(in millions of Korean Won and in thousands					(Note 4)
of US dollars, except per share data)	2003		2004		2004
	Restated		Restated		Restated
					(unaudited)
Assets
Current assets
Cash and cash equivalents	~~W~~	5,405	~~W~~	16,405	$16,888
Short-term financial instruments		1,600		8,900	9,162
Accounts receivable, net		7,011		7,377	7,594
Misappropriated funds receivable-current		—		7,482	7,702
Deferred expense		963		2,588	2,664
Other current assets		2,845		4,116	4,237

Total current assets		17,824		46,868	48,247

Property and equipment, net		5,417		14,760	15,195
Leasehold and other deposits		3,913		4,192	4,316
Misappropriated funds receivable-non current		7,441		—	—
Other non-current assets		1,829		2,824	2,907

Total assets	~~W~~	36,424	~~W~~	68,644	$70,665

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	~~W~~	2,518	~~W~~	3,742	$3,852
Deferred income		3,409		5,639	5,805
Current portion of long-term debt		2,630		1,150	1,184
Accrued interest		749		318	327
Income tax payable		1,109		1,172	1,207
Other current liabilities		160		200	206

Total current liabilities		10,575		12,221	12,581

Long-term deferred income		849		1,958	2,016
Long-term debt		1,046		—	—
Accrued severance benefits		342		960	988
Leasehold deposit received		—		2,000	2,059
Long-term accounts payable		1,138		1,063	1,094
Other non-current liabilities		10		7	7

Total liabilities		13,960		18,209	18,745
Commitments and contingencies
Shareholders’ equity
Preferred shares, ~~W~~500 par value, 2,000,000 shares authorized, and no shares issued and outstanding at December 31, 2003 and 2004, respectively		—		—	—
Common shares, ~~W~~500 par value, 38,000,000 shares authorized, and 5,548,900 shares issued and outstanding as of December 31, 2003 and 2004, respectively		2,774		2,774	2,856
Additional paid-in capital		2,132		2,181	2,245
Retained earnings		17,560		45,617	46,960
Accumulated other comprehensive loss		(2)		(137)	(141)

Total shareholders’ equity		22,464		50,435	51,920

Total liabilities and shareholders’ equity	~~W~~	36,424	~~W~~	68,644	$70,665

The accompanying notes are an integral part of these financial statements.

GRAVITY Co., Ltd.
Consolidated Statements of Operations
For the Years Ended December 31, 2002, 2003 and 2004

(in millions of Korean Won and in thousands							(Note 4)
of US dollars, except per share data)	2002		2003		2004		2004
	Restated		Restated		Restated		Restated
							(unaudited)
Revenues
Online games-subscription revenue	~~W~~	7,310	~~W~~	18,560	~~W~~	16,253	$16,732
Online games-royalties and license fees		2,330		29,727		45,101	46,429
Mobile games		—		43		376	387
Character merchandising, animation and other revenue		427		1,185		2,696	2,775

Total net revenues		10,067		49,515		64,426	66,323
Cost of revenues		1,738		6,958		10,116	10,414

Gross profit		8,329		42,557		54,310	55,909
Operating expenses
Selling, general and administrative		4,870		11,360		13,660	14,062
Research and development		815		1,597		2,029	2,089

Operating income		2,644		29,600		38,621	39,758
Other income (expenses) Interest income		84		94		479	493
Interest expense		(2,583)		(6,465)		(4,732)	(4,871)
Foreign currency gains		93		413		430	442
Foreign currency losses		(17)		(278)		(1,055)	(1,086)
Others, net		(1)		26		(1)	(1)

Income before income tax expenses, minority interest, and equity in loss of related joint venture		220		23,390		33,742	34,735
Income tax expenses		542		4,250		5,406	5,565

Income before minority interest and equity in loss of related joint venture		(322)		19,140		28,336	29,170

Minority interest		—		—		(17)	(18)
Equity in loss of related joint venture		—		—		296	305

Net income (loss)	~~W~~	(322)	~~W~~	19,140	~~W~~	28,057	$28,883

Earnings per share
Basic and diluted	~~W~~	(96)	~~W~~	3,730	~~W~~	5,056	$5.20

Weighted average number of shares outstanding
Basic and diluted		3,355,616		5,130,895		5,548,900	5,548,900

The accompanying notes are an integral part of these financial statements.

GRAVITY Co., Ltd.
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended December 31, 2002, 2003 and 2004

						Retained		Accumulated
						Earnings		Other
(in millions of Korean Won and				Additional		(Accumulated		Comprehensive
in thousands of US dollars,	Common	Common		Paid-in		deficit)		Income (Loss)		Total
except number of shares)	Shares	Shares		Capital		Restated		Restated		Restated
Balance at January 1, 2002	2,800,000	~~W~~	1,400	~~W~~	—	~~W~~	(1,258)	~~W~~	—	~~W~~	142
Issuance of common shares	600,000		300		—		—		—		300
Comprehensive loss
Unrealized losses on available-for-sale securities	—		—		—		—		(210)		(210)
Net loss	—		—		—		(322)		—		(322)

Total comprehensive loss											(532)

Balance at December 31, 2002	3,400,000		1,700		—		(1,580)		(210)		(90)
Issuance of common shares	2,148,900		1,074		2,132		—		—		3,206
Comprehensive income (loss)
Unrealized gains on available-for-sale securities	—		—		—		—		218		218
Cumulative effect of foreign currency translation	—		—		—		—		(10)		(10)
Net income	—		—		—		19,140		—		19,140

Total comprehensive income											19,348

Balance at December 31, 2003	5,548,900		2,774		2,132		17,560		(2)		22,464
Amortization of deferred stock compensation	—		—		49		—		—		49
Comprehensive income (loss)
Unrealized losses on available-for-sale securities	—		—		—		—		(11)		(11)
Cumulative effect of foreign currency translation	—		—		—		—		(124)		(124)
Net income	—		—		—		28,057		—		28,057

Total comprehensive income											27,922

Balance at December 31, 2004	5,548,900	~~W~~	2,774	~~W~~	2,181	~~W~~	45,617	~~W~~	(137)	~~W~~	50,435

					Accumulated
					Other
			Additional	Retained	Comprehensive
(Note 4)	Common	Common	Paid-in	Earnings	Income (Loss)	Total
(unaudited)	Shares	Shares	Capital	Restated	Restated	Restated
Balance at December 31, 2003	5,548,900	$2,856	$2,195	$18,077	$(2)	$23,126
Amortization of deferred stock compensation	—	—	50	—	—	50
Comprehensive income (loss)
Unrealized losses on available-for-sale securities	—	—	—	—	(11)	(11)
Cumulative effect of foreign currency translation	—	—	—	—	(128)	(128)
Net income	—	—	—	28,883	—	28,883

Total comprehensive income						28,744

Balance at December 31, 2004	5,548,900	$2,856	$2,245	$46,960	$(141)	$51,920

The accompanying notes are an integral part of these financial statements.

GRAVITY Co., Ltd.
Consolidated Statements of Cash Flows
December 31, 2002, 2003 and 2004

(in millions of Korean Won and in thousands							(Note 4)
of US dollars)	2002		2003		2004		2004
	Restated		Restated		Restated		Restated
							(unaudited)
Cash flows from operating activities
Net income (loss)	~~W~~	(322)	~~W~~	19,140	~~W~~	28,057	$28,883
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization		594		1,619		3,217	3,312
Provision for accrued severance benefits		140		363		913	940
Loss from impairment on investment		—		777		—	—
Equity in loss of related joint venture		—		—		296	305
Deferred income taxes		—		(912)		(1,156)	(1,190)
Other		205		256		65	67
Changes in operating assets and liabilities
Accounts receivable		(6,158)		(1,251)		(498)	(513)
Deferred expense		(1,485)		122		(1,465)	(1,508)
Misappropriated funds receivable		(1,235)		(6,050)		(28)	(29)
Accounts payable		2,062		553		1,221	1,257
Deferred income		50		1,508		3,339	3,437
Accrued interest		1,058		(310)		(417)	(429)
Income tax payable		211		898		63	65
Long-term accounts payable		717		434		4	4
Payment of severance benefits		(15)		(114)		(144)	(148)
Other current liabilities		9		38		148	152
Other assets		(130)		(1,248)		(973)	(1,002)

Net cash provided by (used in) operating activities		(4,299)		15,823		32,642	33,603

Cash flows from investing activities
Increase in short-term financial instruments		—		(1,600)		(7,300)	(7,515)
Decrease (increase) of available-for-sale and other investments, net and other investments, net		(58)		(1,793)		151	155
Purchase of equity investments		—		—		(1,243)	(1,280)
Purchase of property and equipment		(2,898)		(4,749)		(12,324)	(12,686)
Disposal of property and equipment		381		510		22	23
Payment of leasehold deposits		(945)		(3,527)		(279)	(287)
Proceeds from leasehold deposits		—		710		2,000	2,059
Others, net		—		(115)		(34)	(35)

Net cash used in investing activities		(3,520)		(10,564)		(19,007)	(19,566)

Cash flows from financing activities
Issuance of common stock, net		300		3,206		—	—
Increase of long-term debt		7,500		—		—	—
Repayment of capital lease liabilities		—		(500)		(104)	(107)
Proceeds from borrowings		2,200		8,615		—	—
Repayment of long-term debt		(688)		(3,135)		(2,527)	(2,601)
Repayment of borrowings		(2,753)		(8,600)		(4)	(5)

Net cash provided by (used in) financing activities		6,559		(414)		(2,635)	(2,713)

Net increase(decrease) in cash and cash equivalents		(1,260)		4,845		11,000	11,324
Cash and cash equivalents
Beginning of year		1,820		560		5,405	5,564

End of the year	~~W~~	560	~~W~~	5,405	~~W~~	16,405	$16,888

The accompanying notes are an integral part of these financial statements.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements
December 31, 2003 and 2004
1.	Description of Business

GRAVITY Co., Ltd. (“GRAVITY”) was incorporated on April 4, 2000 and is engaged in developing and distributing online games and other related businesses principally in the Republic of Korea and in other countries within Asia, America and Europe. GRAVITY’s principal product, a multi-player online role playing game, “RAGNAROK”, was commercially launched in August 2002.

GRAVITY founded GRAVITY Interactive, LLC, a limited liability company incorporated the State of California (“Interactive”), as a wholly owned subsidiary, on March 14, 2003. GRAVITY acquired 50% of the voting shares of RO Production Co., Ltd., a company incorporated under the laws of Japan on January 20, 2004. In October 25, 2004, the Company acquired the remaining 50% of the voting shares of RO Production Co., Ltd. The Company changed its corporate name to GRAVITY Entertainment Corp. on February 5, 2005 and after October 25, 2004 is a wholly-owned subsidiary of Gravity. Unless specifically stated otherwise of unless the context otherwise requires, the use of the term Company, we, us or our, refers to the Company and its consolidated subsidiaries.

GRAVITY conducts its business within one industry segment — the business of developing and distributing online game, software licensing and other related services.
2.	Embezzlement and Restatement

In November 2005, the audit committee of the board of the directors of the Company (the “Audit Committee”) determined that the Company’s audited consolidated financial statements as of December 31, 2003 and 2004 and for each of the years ended December 31, 2002, 2003 and 2004 (the “Original Financial Statements”) needed to be restated. The need for a restatement arose from the discovery and subsequent investigation by the Audit Committee (the “Investigation”) of the diversion of revenues payable to the Company from certain licensees of its Ragnarok Online game to the former Chairman and former controlling shareholder of the Company, Mr. Jung Ryool Kim (the “former Chairman”). The impact of the diversion was that such revenues and related expenses were improperly omitted from the Original Financial Statements.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements
December 31, 2003 and 2004
The Company has restated its consolidated balance sheets as of December 31, 2003 and 2004 and its consolidated statements of operations, cash flows and change in shareholders’ equity for 2002, 2003 and 2004 from the Original Financial Statements to reflect the following, resulting from the findings of the investigation:
(a)	The diversion of revenues attributable to the Company by the former Chairman during the years ended December 31, 2002, 2003 and 2004. These Restated Financial Statements include such revenue in the period when it would have been recognized by the Company, had the diversion not occurred. These amounts are recorded as “Misappropriated funds receivable” in the restated consolidated balance sheets as of December 31, 2003 and 2004. In addition, the Restated Financial Statements include the recognition of expense for royalty payments due to several third parties relating to the Company’s Ragnarok game that were not recognized as expenses in the relevant periods as a result of the diversion of revenues by the former Chairman. The Restated Financial Statements include such expenses as cost of revenue or interest expense, as applicable, in the period when the related revenue is recorded in the restated consolidated statement of operations for the years ended December 31, 2002, 2003 and 2004 and as an amount payable to the relevant parties in the restated consolidated balance sheets as of December 31, 2003 and 2004.

(b)	The misappropriation of certain assets, previously recorded as fixed assets in the Company’s consolidated financial statements. The Restated Financial Statements include an adjustment from the Original Financial Statements related to the purchase by the Company of certain assets that were recorded as fixed assets in the Original Financial Statements. The Company determined, based on the Investigation Reports, that these assets could not be identified and management and the audit committee concluded that such assets should have been recorded as expense in the Company’s financial statements at their purchase date, as it is unlikely that the Company received any benefit from the purchase of the assets. Additionally, the Original Financial Statements included depreciation expense related to these assets in the years ended December 31, 2003 and 2004. Depreciation expenses have not been recorded in the Restated Financial Statements for the years ended December 31, 2003 and 2004 as the costs of such assets are fully expensed at their acquisition date in these statements.

(c)	Improper and intentional early recognition of certain revenue in connection with the Company’s mobile games revenue and character merchandising, animation and other revenue relating to products in the year ended December 31, 2004. Accounting principles generally accepted in the United States of America (“US GAAP”) requires that revenue should not be recognized until delivery of the product or completion of service. The restated consolidated statement of operations for the year ended December 31, 2004 include adjustments to reduce the amount of revenue recognized in that year as the product contracted for had not been delivered by year end.

(d)	The impact of the above adjustments on foreign currency gains(losses), net is recorded in the Restated Financial Statements due to the timing difference in the recognition of revenue and the receipt of the revenues by the Company.

(e)	The impact of the above adjustments on the provision for income taxes has been reflected in the year in which the items are recorded in the Restated Financial Statements. Which consists of changes in the deferred tax assets and liabilities resulting from the misappropriation by the former Chairman, and increases in penalties and interest payable for inaccurate reporting of taxes in the years when the diversion took place.

(f)	The Company had incorrectly recorded certain foreign tax credits in prior periods. Additionally, the Company had previously amended credits recorded in one period by adjusting the balance of the credits at the end of the subsequent period. The Restated Financial Statements now reflect the correct foreign tax credits in the year in which they should have been recorded.
The Restated Financial Statements do not reflect all of the issues noted in the Investigation Reports, as certain findings could not ultimately be corroborated based on the available evidence. Subsequent to the discovery of the embezzlement, the former Chairman paid ~~W~~7.8 billion to the Company in October 2005. In addition, the former Chairman has agreed to pay an additional amount to the Company, in part to reimburse the Company for certain of the costs and expenses incurred by the Company in connection with the Investigation.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements
December 31, 2003 and 2004
The following sets forth the impact on reported net income (loss) as a result of the items described above:

(In millions of Korean Won)	2002		2003		2004
Net income (loss) as previously reported	~~W~~	(496)	~~W~~	14,669	~~W~~	29,201
(a) Adjustment due to diversion of revenue by the former Chairman including related expenses		231		6,506		430
(b) Adjustments due to misappropriation of certain assets		—		(277)		87
(c) Improper and intentional early recognition of revenue including related expenses		—		—		(748)
(d) Foreign currency gains (losses) effect of the above adjustments		18		(43)		91
(e) Tax effect of the above adjustments		(75)		(1,957)		(180)
(f) Error in recording foreign tax credit		—		242		(824)

Total adjustments		174		4,471		(1,144)

Net income (loss) as restated	~~W~~	(322)	~~W~~	19,140	~~W~~	28,057

     The following sets forth the impact on reported retained earnings as a result of the items discussed above:

(In millions of Korean Won)	2003		2004
Retained earning as previously reported	~~W~~	12,916	~~W~~	42,117
(a) Adjustment due to diversion of revenue by the former Chairman including related expenses		6,737		7,167
(b) Adjustments due to misappropriation of certain assets		(277)		(190)
(c) Improper and intentional early recognition of revenue including related expenses		—		(748)
(d) Foreign currency gains (losses) effect of above adjustments		(26)		65
(e) Tax effect of the above adjustments		(2,032)		(2,212)
(f) Error in recording foreign tax credit		242		(582)

Total adjustments		4,644		3,500

Retained earning as restated	~~W~~	17,560	~~W~~	45,617

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements
December 31, 2003 and 2004
     The following sets forth the impact on the Company’s statements of operations as a result of the items discussed above:

	For the year ended December 31,
	2002				2003				2004
	(As				(As				(As
	previously		(As		previously		(As		previously		(As
(In millions of Korean Won)	reported)		restated)		reported)		restated)		reported)		restated)
Revenues
Online games-royalties and license fees	~~W~~	2,079	~~W~~	2,330	~~W~~	22,804	~~W~~	29,727	~~W~~	44,236	~~W~~	45,101
Mobile games		—		—		43		43		480		376
Character merchandising, animation and other		427		427		1,024		1,185		3,471		2,696
Total net revenues		9,816		10,067		42,431		49,515		64,440		64,426
Cost of revenues		1,735		1,738		6,866		6,958		10,309		10,116
Operating Expenses		5,771		5,685		12,712		12,957		15,749		15,689
Other income (expense)-interest expense		(2,480)		(2,583)		(5,947)		(6,465)		(4,309)		(4,732)
Other income (expense)-foreign currency translation		58		76		178		135		(716)		(625)
Income tax expenses		467		542		2,535		4,250		4,402		5,406
Equity in loss of related joint venture		—		—		—		—		(248)		(296)
Net income (loss)	~~W~~	(496)	~~W~~	(322)	~~W~~	14,669	~~W~~	19,140	~~W~~	29,201	~~W~~	28,057
The following sets forth the impact on the Company’s balance sheet as a result of the items discussed above:

	As of the year ended December 31,
	2003				2004
	(As				(As
(In millions of Korean Won)	previously reported)		(As restated)		previously reported)		(As restated)
Assets:
Accounts receivable, net	~~W~~	6,988	~~W~~	7,011	~~W~~	7,321	~~W~~	7,377
Misappropriated funds receivable-current		—		—		—		7,482
Deferred expense		651		963		2,530		2,588
Current deferred income tax asset		504		536		2,684		1,692
Other current assets		2,156		2,309		2,258		2,424
Total current assets		17,304		17,824		40,098		46,868
Property and equipment, net		5,694		5,417		14,951		14,760
Misappropriated funds receivable-non current		—		7,441		—		—
Other non current assets		1,854		1,829		2,893		2,824
Total assets	~~W~~	28,765	~~W~~	36,424	~~W~~	62,134	~~W~~	68,644

Liabilities:
Accounts Payable	~~W~~	2,432	~~W~~	2,518	~~W~~	3,576	~~W~~	3,742
Deferred income		2,671		3,409		4,392		5,639
Current portion of long-term debt		2,633		2,630		1,278		1,150
Accrued interest		678		749		271		318
Income tax payable		476		1,109		478		1,172
Other current liabilities		161		160		324		200
Total current liabilities		9,051		10,575		10,319		12,221
Long-term deferred income		380		849		1,918		1,958
Long-term debt		1,164		1,046		—		—
Long-term accounts payable		—		1,138		—		1,063
Other non current liabilities		8		10		7		7
Total liabilities		10,945		13,960		15,204		18,209
Retained earnings		12,916		17,560		42,117		45,617
Accumulated other comprehensive loss		(2)		(2)		(141)		(137)
Total shareholder’s equity		17,820		22,464		46,930		50,435
Total liabilities and shareholder’s equity	~~W~~	28,765	~~W~~	36,424	~~W~~	62,134	~~W~~	68,644

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements
December 31, 2003 and 2004

Total assets

As a result of activities which necessitated the restatements to the Company’s Original Financial Statements, our total assets increased by ~~W~~7,659 million and ~~W~~6,510 million in 2003 and 2004, respectively, from the previously reported amounts in the Original Financial Statements principally due to the recognition of Misappropriated funds receivable-non current of ~~W~~7,441 million in 2003, and the recognition of Misappropriated funds receivable-current of ~~W~~7,482 million in 2004. This represents the amounts diverted by the former chairman and, therefore due to the Company as of December 31, 2003 and 2004.
In addition, there were certain adjustments to deferred expense, accounts receivable, net, current deferred income tax asset and other current assets in each of the years presented.

Total liabilities

As a result of activities which necessitated the restatements to the Company’s Original Financial Statements, total liabilities increased by ~~W~~3,015 million and ~~W~~3,005 million in 2003 and 2004, respectively, from the previously reported amounts, principally due to the following adjustments:
•	Deferred income increased by ~~W~~738 million and ~~W~~1,247 million in 2003 and 2004, respectively, and long-term deferred income increased by ~~W~~469 million and ~~W~~40 million in 2003 and 2004, respectively. In each year, the adjustments are due to increases in initial license fees which are being recognized over the relevant contract terms, resulting from the former Chairman’s diversion of licensee fee payments due to the Company and the impact of the improper and early recognition of revenues relating to the Company’s mobile games and character merchandising, animation and other revenues in 2004;

•	Income tax payable increased by ~~W~~633 million and ~~W~~694 million in 2003 and 2004, respectively, due to the recognition of certain tax penalties as a result of the underpayment of income taxes in the relevant periods; and

•	Long-term accounts payable increased by ~~W~~1,138 million and ~~W~~1,063 million in 2003 and 2004, respectively, due to the recording of additional payments due to certain third parties as a result of the increase in revenues in such year.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements
December 31, 2003 and 2004
Effect on Consolidated Statements of Cash Flows:

As a result of activities which necessitated the restatements to the Company’s Original Financial Statements, Net cash provided by (used in) operating activities increased ~~W~~15 million, ~~W~~106 million and ~~W~~8 million in 2002, 2003 and 2004, respectively, and Net cash provided by (used in) financing activities decreased by the same amount in 2002, 2003 and 2004, respectively, from the previously reported amounts in the Original Financial Statements, due to the reclassification between Accrued interest in Cash flows from operating activities and Repayment of long-term debt, as a result of the imputed interest rate relating to Long-term loan was changed.

In addition, on December 26, 2003, the Company borrowed loans of ~~W~~4,600 million from three banks and repaid the same amount in five days which had not been recorded in previously reported amounts in the Original Financial Statements.

Effect on Consolidated Statements of Change in Shareholders’ Equity:

As a result of activities which necessitated the restatements to the Company’s Original Financial Statements, total shareholders’ equity increased by ~~W~~173 million, ~~W~~4,644 million and ~~W~~3,505 million in 2002, 2003 and 2004, respectively, from the previously reported amounts in the Original Financial Statements of ~~W~~(263)million, ~~W~~17,820 million and ~~W~~46,930 million in 2002, 2003 and 2004, respectively, to ~~W~~(90) million, ~~W~~22,464 million and ~~W~~50,435 million in 2002, 2003 and 2004, respectively, principally due to the decrease in net loss in 2002 and increase in net income in 2003 and 2004.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements
December 31, 2003 and 2004
3.	Significant Accounting Policies

Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with US GAAP. Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of consolidation
The accompanying consolidated financial statements include the accounts of GRAVITY and its subsidiaries, GRAVITY Interactive, LLC. and RO Production Co., Ltd (the “Company”). All significant intercompany transactions and balances have been eliminated in the consolidation.

Investments in entities where the Company holds more than a 20% but less than a 50% ownership interest and have the ability to significantly influence the operations of the investee are accounted for using the equity method of accounting and our share of the investee’s operation is included in equity method investee. The Company follows the equity method of accounting for investment in its joint venture of Animation Production Committee. The Company records its initial investment at cost and records its pro rata share of the earnings in or losses in the results of operations of the venture.

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

Risks and Uncertainties
The industry in which the Company operates is subject to a number of industry-specific risks, including, but not limited to, rapidly changing technologies; significant numbers of new competitive entrants; dependence on key individuals; competition from similar products from larger companies; customer preferences; the need for the continued successful development, marketing, and selling of its products and services; and the need for positive cash flows from operations. The Company depends on one key product, RAGNAROK and has a limited operating history and as a result, the Company is subject to risks associated with early stage companies in new and rapidly evolving markets.

During the years ended December 31, 2002, 2003 and 2004, the Company generated 99%, 95% and 94% of its revenues from countries in Asia, respectively. Any economic downturn or crisis in Asia would have a significant negative impact on the Company.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements
December 31, 2003 and 2004
During the years ended December 31, 2002, 2003 and 2004, the Company generated a 71%, 33% and 20%, respectively, of its total revenue from its relationship with Sunny YNK, Inc. (“Sunny YNK”) in Korea, which are reported as online games - subscription revenue in the Company’s statement of operations. In addition, during the years ended December 31, 2002, 2003 and 2004, the Company generated 26%, 49%, and 51%, respectively, of its total revenues from two of its customers, the licensees in Japan and Taiwan. Revenue attributable to the Company’s licensee in Japan were 11%, 25% and 29% of the Company’s total revenues in 2002, 2003 and 2004, respectively, and the revenue attributable to the Company’s licensee in Taiwan accounted for 15%, 24% and 23% of the Company’s total revenues in 2002, 2003 and 2004, respectively.

Start-up costs Start-up costs are expensed as incurred.

Revenue recognition

Online games- subscription revenue

Prepaid online game subscriptions are deferred and recognized when actually used.

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

In February and April, 2002, the Company entered into agreements with Sunny YNK, Inc. (“Sunny YNK”) pursuant to which the Company granted it the exclusive right to distribute RAGNAROK in Korea for a contractual period of three years from the date RAGNAROK was first commercialized. The Company acts as the primary obligor with the end-user, and in the majority of situations the end-user is not aware of the existence of Sunny YNK. The game is marketed and branded by the Company, and it takes full responsibility for any customer complaints, questions, support and is responsible to fix any bugs that are identified. The Company develops content and maintains legal ownership of the copyrights to the games. It hosts the delivery of the games on its servers and can refuse end-users from participating in game play. The Company has the right to stop providing services to support the game at any time. In accordance with Emerging Issues Task Force (“EITF”) No. 99-19, Reporting Revenue Gross versus Net, the Company presents the entire revenue derived from the Sunny YNK license arrangement in its statement of operations.

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

Subsequent to June 2003, pursuant to agreements with various payment gateway providers, the payment gateway providers are responsible for remitting to the Company the full subscription revenues generated in Korea after deducting their fixed service fees and charges, which range from approximately 9% to 13% and risk of loss or delinquencies are borne by such payment gateway providers.

Property and equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation for Computer and equipment, furniture and fixtures, vehicles, capital lease assets and purchased software is computed using the straight-line method over the following estimated useful lives:

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

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements
December 31, 2003 and 2004
Capitalized software development costs

The Company capitalizes certain software development costs relating to online games that will be distributed through subscriptions or licenses. The Company accounts for software development in accordance with Statements of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in research and development expense. Once a software product has reached technological feasibility, then all subsequent software development costs for that product are capitalized until the product is commercially launched. Technological feasibility is evaluated on a product-by-product basis, but typically occurs when the online game has a proven ability to operate in a massively multi-player format. Technological feasibility of a product encompasses both technical design documentation and game design documentation. For products where proven technology exists, this may occur early in the development cycle.

After an online game is released, the capitalized product development costs are amortized over the game’s estimated useful life, which is deemed to be three years. This expense is recorded as a component of cost of revenues.

Capitalized software development costs net of accumulated amortization at December 31, 2003 and 2004 was ~~W~~255 million and ~~W~~468 million, respectively, which is included in the other non-current assets of the accompanying balance sheets. Amortization expense for fiscal years ended December 31, 2002, 2003 and 2004 was ~~W~~59 million, ~~W~~157 million and ~~W~~199 million, respectively.

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

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements
December 31, 2003 and 2004
Advertising

The Company expenses advertising costs as incurred. Advertising expense was approximately ~~W~~1,334 million, ~~W~~4, 233 million and ~~W~~4,614 million for the years ended December 31, 2002, 2003 and 2004, respectively. Pursuant to the terms of the agreement with Sunny YNK once the cumulative royalty payments to Sunny YNK reached ~~W~~7 billion it is required to use 15% of future royalty payments, paid by the Company, to fund additional marketing of the RAGNAROK game. In March 2003, cumulative royalty payments to Sunny YNK reached ~~W~~7 billion. After January 1, 2004, these marketing activities were performed by the Company and therefore, Sunny YNK reimbursed the Company for these costs, which was credited to advertising expenses within selling, general and administrative expenses in the accompanying statement of operations.

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

Accounting for Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of SFAS No. 123, Accounting for Stock Based Compensation, using the fair value method. Under this method, compensation cost for stock option grants are measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period, using the method promulgated by Financial Accounting Standards Board (“FASB’’) Interpretations No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (“FIN 28’’).

The Company uses a Black-Scholes model to determine the fair value of equity-based awards at the date of grant and recognizes compensation cost as if all awards are expected vest, recognizing forfeitures as they occur.

Earnings per Share

Basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding for all periods. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding, increased by common stock equivalents. Common stock equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options. However, potential common shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (R), Share-Based Payment which requires that the cost resulting from equity-based compensation transactions be recognized in the financial statements using a fair-value-based method. The Statement replaces SFAS No. 123, supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. The new statement will be effective for public entities in fiscal years beginning after June 15, 2005. The fair value method under SFAS No. 123(R) is the same method used to fair value options under SFAS No. 123, which would result in the same measurement and recognition of stock-based compensation. Therefore, the impact of adopting SFAS No. 123(R), will not have any impacts on the results of operations, and only have certain additional required disclosures.

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
December 31, 2003 and 2004
disclosures.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will have no impacts upon adoption of this standard as no accounting changes or errors have occurred in the current period.

4.	Convenience Translation into United States Dollar Amounts

The Company reports its consolidated financial statements in the Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 971.4 Korean Won to one US dollar, which is the noon buying rate of the US Federal Reserve Bank of New York in effect on March 31, 2006. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, US dollars at that or any other rate. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles either in Korea or the United States of America.

5.	Allowance for Accounts receivable

Changes in the allowance for accounts receivable for the years ended December 31, 2002, 2003 and 2004 are as follows:

(In millions of Korean Won)	2002		2003		2004
Balance at beginning of year	~~W~~	—	~~W~~	151	~~W~~	242
Provision for allowances		151		91		—
Write-offs		—		—		242

Balance at end of year	~~W~~	151	~~W~~	242	~~W~~	—

6.	Investment in equity method investee

In April 2004, its subsidiary, RO Production Co., Ltd. invested JPY 123 million for a 30% interest in “Animation Production Committee”, a joint venture. The investment was accounted for under the equity method of accounting and it is included in the other non — current assets of the accompanying balance sheets.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements
December 31, 2003 and 2004
7.	Property and Equipment, Net

Property and equipment as of December 31, 2003 and 2004 consist of the following:

	2003		2004
(In millions of Korean Won)	Restated		Restated
Land	~~W~~	—	~~W~~	5,954
Building		—		2,234
Computer and equipment		3,255		5,427
Furniture and fixtures		440		537
Vehicles		194		190
Capital lease assets		603		—
Leasehold improvements		975		1,043
Software externally-purchased		1,886		4,200

		7,353		19,585
Less: accumulated depreciation		1,936		4,825

	~~W~~	5,417	~~W~~	14,760

Depreciation expenses for the years ended December 31, 2002, 2003 and 2004, were ~~W~~535 million, ~~W~~1,459 million and ~~W~~2,989 million, respectively, which includes depreciation expense of capital lease assets of ~~W~~134 million and ~~W~~30 million for the years ended December 31, 2003 and 2004, respectively.

As of December 31, 2004, the Company’s land and buildings were pledged as collateral for leasehold deposits which amounted to ~~W~~2,600 million.

8.	Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2002, 2003 and 2004 are as follows:

(In millions of Korean Won)	2002		2003		2004
Balance at beginning of year	~~W~~	39	~~W~~	164	~~W~~	413
Provisions for severance benefits		140		363		913
Severance payments		(15)		(114)		(144)

		164		413		1,182
Less: amounts placed on deposit with insurance company		—		(71)		(222)

Balance at end of year	~~W~~	164	~~W~~	342	~~W~~	960

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements
December 31, 2003 and 2004
As of December 31, 2004, the Company would be required to pay the following future benefits to its employees as of such date upon their normal retirement age of fifty five:

(In millions of Korean Won)
2005	~~W~~	1
2006		—
2007		2
2008		3
2009		6
2010~2014		57
The above amounts were determined based on the salary levels of existing employees as of such date and the number of service years that will be accumulated upon their retirement. These amounts do not include amounts that might be paid to employees who may cease working with the Company prior to their normal retirement age.

9.	Long-term debt

In February and April, 2002, the Company entered into agreements with Sunny YNK, pursuant to which the Company granted it the exclusive right to distribute RAGNAROK for a contractual period of three years from the date RAGNAROK was first commercialized. As a result of the receipt of exclusive distribution rights, Sunny YNK loaned the Company ~~W~~ 7,000 million at the inception of the agreement, which it is accounted as debt in the accompanying balance sheets, in accordance with EITF No. 88-18, Sales of Future Revenues.

As there is no interest rate stated in the agreement with Sunny YNK, the interest is imputed based on the difference between the principal amount of the loan and the total payments expected to be made pursuant to the agreements. Accordingly, the repayment of principal amounts to Sunny YNK is variable each year in accordance with amount of annual revenue generated from distribution of RAGNAROK and deduction of annual interest expense allocated using the interest rate method.

	2003		2004
(In millions of Korean Won)	Restated		Restated
Loans, representing obligations principally to Sunny YNK Inc
Due 2005	~~W~~	3,676	~~W~~	1,150
Less: Current portion		(2,630)		(1,150)

	~~W~~	1,046	~~W~~	—

In accordance with these agreements with Sunny YNK, during the years ended December 31, 2003 and 2004, the Company made payments of ~~W~~7,923 million and ~~W~~6,670 million, respectively to Sunny YNK. Additionally the Company accrued ~~W~~403 million and ~~W~~367 million due to Sunny YNK in 2003 and 2004, respectively. Of these loan amounts, ~~W~~ 2,843 million and ~~W~~ 2,391 million were allocated to principal, and ~~W~~ 5,483 million and ~~W~~ 4,646 million were allocated to interest, in 2003 and 2004, respectively.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements
December 31, 2003 and 2004
10.	Commitments and Contingencies

The Company leases certain equipment and property. The Company’s operating lease consists of a property lease expiring on December 31, 2005. Rental expense incurred under this operating lease were approximately ~~W~~ 346 million, ~~W~~ 769 million and ~~W~~ 956 million for the years ended December 31, 2002, 2003 and 2004, respectively. The Company’s equipment capital lease agreement expired in March 2004.

Future minimum lease payments for the leases as of December 31, 2004, are as follows:

(In millions of Korean Won)	2005		2006
Operating lease	~~W~~	728	~~W~~	5
11.	Shareholders’ Equity

As of December 31, 2004, GRAVITY is authorized to issue a total of 40 million shares with a par value of ~~W~~500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of this authorized amount, GRAVITY is authorized to issue up to 2 million non-voting preferred shares. Under the articles of incorporation, holders of non-voting preferred shares are entitled to dividends of not less than 1% and up to 15% of the par value of such shares the exact rate to be determined by GRAVITY’s board of directors at the time of issuance, provided that the holders of preferred shares are entitled to receive dividend at a rate not lower than that determined for holders of common shares. Gravity does not have any non-voting preferred shares outstanding.

On March 14, 2003, GRAVITY issued 2,148,900 common shares for ~~W~~ 1,500 per share. GRAVITY recorded total gross proceeds of ~~W~~ 3,206 million, net of issuance costs in the amount of ~~W~~ 17 million.

On November 22, 2003, GRAVITY’s shareholders approved a 10-for-1 stock split which became effective on December 25, 2003. GRAVITY’s shareholders received nine additional shares for each share they owned as of record date of October 27, 2003. All share data has been restated to reflect such stock split for all periods presented.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements
December 31, 2003 and 2004
12.	Stock purchase option plan

On December 24, 2004, the Company’s shareholders approved the stock purchase option plan (the “Plan”). The Plan provides for the grant of incentive stock options to employees and directors. On December 24, 2004, the Company granted certain employees options to purchase 271,000 shares of the Company’s common stock at an exercise price of ~~W~~ 80,000 or ~~W~~ 70,000 per share. The fair value of the options at the date of the grant is estimated using the Black-Scholes option pricing model. In accordance with the Plan, all of options granted in 2004 vest over four year period, with 25% vesting after two years of continued employment, 25% vesting after three years of continued employment, 25% vesting after four years of continued employment, and the remaining 25% vesting after five years from the grant date. The options that have vested for each period must be exercised within one year from the vesting date, and options that have not been exercised during the each period shall be deemed to be terminated.

A summary of activity under the Plan is as follows:

			Weighted-Average		Weighted-Average
	Number of		Exercise Price		Fair value at
	Stock Options		Per Share		Date of Grant
Stock options outstanding as of December 31, 2003	~~W~~	—	~~W~~	—	~~W~~	—
Options granted		271,000		71,845		20,211
Options exercised		—		—		—
Options forfeited		—		—		—

Stock options outstanding as of December 31, 2004	~~W~~	271,000	~~W~~	71,845	~~W~~	20,211

The total compensation expense relating to the grant of stock options on December 24, 2004, ~~W~~ 5,477 million, is recognized over the five year vesting period using the FIN 28. For the year ended December 31, 2004, the Company recognized ~~W~~ 48 million in stock compensation expense for the shares granted. Stock compensation expenses are included in selling, general and administrative expenses and cost of revenue in the statements of operations. There were no exercisable options at December 31, 2004.

The fair value for each option was estimated, at the date of grant, using the Black Scholes’ option pricing model, with the following weighted average assumptions:

Expected dividend yield		0%
Risk-free interest rate		3.50%
Expected volatility		53%
Expected life (in years from vesting)	4.0 years
Fair value of stock	~~W~~	55,431
The fair value of the stock at the date of grant was based on the initial public offering price of the Company’s American depositary shares on Nasdaq on February 8, 2005, adjusted for the ratio of common stock to ADSs.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements
December 31, 2003 and 2004
In February 2005, in accordance with the terms of the stock options granted, the exercise prices for the outstanding options were adjusted to the IPO price for officers, and to the IPO price minus ~~W~~ 10,000 for employees. This repricing created a new measurement date for the Company’s stock compensation expenses.

13.	Earnings per Share

The components of basic and diluted earnings per share are as follows:

(In millions of Korean Won,
except numbers of common	2002		2003		2004
shares and per share amounts)	Restated		Restated		Restated
Net income available for common shareholders (A)	~~W~~	(322)	~~W~~	19,140	~~W~~	28,057
Weighted average outstanding shares of common shares (B)	3,355,616			5,130,895		5,548,900

Earnings per share
Basic and diluted (A/B)	~~W~~	(96)	~~W~~	3,730	~~W~~	5,056

The 271,000 stock options outstanding at December 31, 2004 are excluded from the Company’s calculation of earnings per share as their effect is antidilutive.

14.	Income Taxes

Income tax expense for the years ended December 31, 2002, 2003 and 2004 consist of the following:

	2002		2003		2004
(In millions of Korean Won)	Restated		Restated		Restated
Income before income taxes
Domestic	~~W~~	220	~~W~~	22,332	~~W~~	33,338
Foreign		—		1,058		404

		220		23,390		33,742

Current income taxes
Domestic		542		4,868		6,253
Foreign		—		294		308

		542		5,162		6,561

Deferred income taxes
Domestic		—		1,044		1,085
Foreign		—		(132)		70

		—		912		1,155

Total income tax expense	~~W~~	542	~~W~~	4,250	~~W~~	5,406

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements
December 31, 2003 and 2004
The preceding table does not reflect the tax effects of unrealized gains and losses on available-for-sale securities. The tax effect of nil, ~~W~~ 1 million and ~~W~~ 2 million for the years ending December 31, 2002, 2003 and 2004 is recorded directly as other comprehensive income within shareholders’ equity.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of December 31, 2003 and 2004 are as follows:

(In millions of Korean Won)	2003 (Restated)		2004 (Restated)
Current deferred income tax assets (liabilities)
Foreign tax credit carryforwards	~~W~~	583	~~W~~	1,502
Tax credit carryforwards for research and human resource development		—		351
Accrued expense		64		9
Accrued income		(31)		(17)
Deferred expense		(79)		(152)
Unrealized gain and losses on securities		(1)		1
Other		—		(2)

		536		1,692
Less : Valuation allowance		—		—
Less : Other comprehensive income of deferred tax asset (liability)		(1)		1

	~~W~~	537	~~W~~	1,691

Non-current deferred income tax assets (liabilities)
Depreciation and amortization	~~W~~	193	~~W~~	142
Impairment on other investment		192		192
Provisions for severance benefits		55		145
Unremitted earnings of subsidiaries		(74)		(111)
Net operating loss carryforwards in Japan		—		86
Other		9		8

		375		462

Less : Valuation allowance		—		(86)

	~~W~~	375	~~W~~	376

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

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements
December 31, 2003 and 2004
In 2003 and 2004, the Company generated sufficient taxable profits during the years, such that, based on its assessment of the other factors listed above, management has determined that it is more likely than not that the Company will realize its deferred tax assets in the future and, accordingly, has not recorded a valuation allowance at each balance sheet date.

As of December 31, 2004, GRAVITY Entertainment Corp., the Company’s 100% owned consolidated subsidiary in Japan, had available loss carryforwards of ~~W~~ 311 million which expire in 2011. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these loss carryforwards, and have recognized a valuation allowance of ~~W~~86 million, on the full amount of the available loss carryforwards, at an effective rate expected to be incurred in Japan.

As of December 31, 2004, the Company also has foreign tax credit carryforwards and tax credit carryforwards for research and human resource development of ~~W~~ 1,502 million and ~~W~~ 351 million, respectively, which expire from 2005 to 2009.

The statutory income tax rate, including tax surcharges, applicable to the Company was approximately 29.7% in 2003 and 2004. The statutory income tax rate was amended to 27.5%, effective for fiscal years beginning January 1, 2005 in accordance with the Corporate Income Tax Law amended on December 30, 2003.

As of December 31, 2004, the Company is entitled to a reduced tax rate of 14.85% by virtue of the Special Tax Treatment Control Law of Korea, which is 50% of the statutory tax rate and applied to certain designated venture companies. In the year 2005, the Company will reapply for its designation as a venture company. However it is uncertain as to whether the Company will obtain this designation. However, even if the Company ceases to enjoy the 50% reduction in corporate income tax rate in 2005, the Company will instead be entitled to a special tax exemption of 10% in corporate income tax rate for fiscal year 2005 by virtue of being a small-and medium-sized company. Accordingly, deferred income taxes as of December 31, 2004 were calculated based on the rate of 24.75% and 27.50% for the amounts expected to be realized during the fiscal year 2005, 2006 and thereafter, respectively.

In September 2005, the Company was designated as a venture company and continues to enjoy 50% reduction in corporate income tax rate in 2005 and 2006, which was not reflected in deferred income tax in 2004.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements
December 31, 2003 and 2004
A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follows:

	2002		2003		2004
(In millions of Korean Won)
Tax expense at Korean statutory tax rate	~~W~~	65	~~W~~	6,947	~~W~~	10,021
Income tax exemption		(33)		(3,473)		(5,011)
Tax credit carryforwards for research and human resource development		—		—		(351)
Foreign tax differential		—		274		127
Income not assessable for tax purpose		—		(2)		—
Expense not deductible for tax purpose		521		184		139
Change in statutory tax rate		(10)		(72)		139
Change in valuation allowances		(57)		(154)		86
Expiration of unused foreign tax credit		—		—		214
Income tax penalties		—		633		61
Others		56		(89)		(19)

Total income tax expense	~~W~~	542	~~W~~	4,250	~~W~~	5,406

15.	Operations by Geographic Area

Geographic information for the years ended December 31, 2002, 2003 and 2004 is based on the location of the distribution entity. Revenues by geographic region are as follows:

	2002		2003		2004
(In millions of Korean Won)	Restated		Restated		Restated
Korea	~~W~~	7,305	~~W~~	16,475	~~W~~	13,524
United States		137		2,373		3,528
Japan		1,144		12,180		18,372
Taiwan		1,480		11,969		14,643
Thailand		—		3,490		5,504
China		—		2,089		2,842
Other		1		939		6,013

	~~W~~	10,067	~~W~~	49,515	~~W~~	64,426

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements
December 31, 2003 and 2004
16.	Related Party Transactions

As of December 31, 2004, the Company provided loans to employees for housing amounting to ~~W~~12 million at an annual interest rate of 9%.

During the years ended December 31, 2002, 2003 and 2004, there were related party transactions with a major shareholder and an equity investee as follows:

	2002		2003		2004
(In millions of Korean Won)	Restated		Restated		Restated
Purchases from related parties	~~W~~	346	~~W~~	721	~~W~~	938
Amounts due from related parties		900		3,800		3,899
Misappropriated funds receivable		1,235		7,441		7,482
Amounts due to related parties		—		—		146
A majority of the purchase transactions is rental expense in accordance with agreements between the Company and the former Chairman.

Most of due from balances have resulted from leasehold deposits remitted to its former Chairman. The balances are included in the leasehold and other deposits balance in the accompanying balance sheets.

As explained in Note 2, the Company’s former Chairman was found to have diverted revenues otherwise due to the Company. The Company’s resulting investigation concluded that ~~W~~ 7,482 million was diverted by the former chairman from 2002 to 2004. And such amounts were accounted for in the line of item of “Misappropriated funds receivable” in the accompanying balance sheets. In addition, in March 2003, the former Chairman had misappropriated the Company’s cash in the amount of ~~W~~1,623 million and repaid the same amount to the Company, in nine days.

Due to balance represents amount of accrued expenses payable to equity investee. The balance is included in the other current liabilities balance in the accompanying balance sheet.

The former chairman provided guarantee up to a maximum of ~~W~~300 million for the Company’s capital lease in February 2003. The capital lease agreement was expired in March 2004.

On February 20, 2003, the Company obtained a loan of ~~W~~3,000 million at an annual interest rate of 18% from IAMBiz Co., Ltd. On September 30, 2003, the company fully repaid the loan to IAMBiz Co., Ltd. On October 1, 2003, IAMBiz Co., Ltd. acquired 4.99% of the company’s outstanding common shares. On October 31, 2003, the Company disposed of its sticker photo division, together with mobile phones and digital and other cameras to IAMBiz Co., Ltd. for proceeds of ~~W~~510 million. On December 10, 2003, the Company also disposed of its license to a horse racing game to IAMBiz Co., Ltd. for proceeds of ~~W~~20 million. IAMBiz Co., Ltd. changed its name to Rhoceo Co., Ltd. on November 11, 2004.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements
December 31, 2003 and 2004
In 2003, the Company invested ~~W~~1,000 million in the mobile business of Rople-net Co., Ltd. which is a subsidiary of Rhoceo Co., Ltd. and recovered ~~W~~223 million and gave up its right for the remainder of investment, and purchased right to do mobile business and software totaling ~~W~~123 million from Rople-net Co., Ltd. In August 2004, the Company also purchased tangible assets totaling ~~W~~53 million from Rople-net Co., Ltd.

17.	Supplemental Cash Flow Information and Non-Cash Activities

	2002		2003		2004
(in millions of Korean Won)	Restated		Restated		Restated
Supplemental cash flow information
Cash paid during the year for income taxes	~~W~~	542	~~W~~	4,343	~~W~~	6,935
Interest paid		1,526		6,773		5,163

	~~W~~	2,068	~~W~~	11,116	~~W~~	12,098

Supplemental non-cash activities
Increase of available-for-sale securities	~~W~~	450	~~W~~	—	~~W~~	—
Increase of capital lease asset		—		603		—
18.	Subsequent event

In January 2005, the Company commercially launched another massively multi-player online role playing game, R.O.S.E. Online.

The Company registered 8,000,000 shares of ADS on the NASDAQ National Market in the United States of America on February 8, 2005. Of the total ADSs registered for sale, the Company sold 5,600,000 ADSs, and the existing shareholders sold 2,400,000 ADSs. Total cash received by the Company after issue costs was ~~W~~71,837 million.

In May 2005, the initial purchasers and shareholders of the ADSs filed a number of class action complaints for violation of the United States federal securities law in the United States District Court for the Southern District of New York. The complaints identify the Company and certain of its officers as defendants, and claim that the Company’s registration statement on Form F-1 and the prospectus which constitutes a part of the registration statement used in connection with its initial public offering contained material misstatements. The Company believes that the claims are without merit and intends to defend the case vigorously.

In April and May 2005, the Company entered into share purchase agreements to acquire an aggregate of 88% of voting shares of Trigger Soft Corp.

In June 2005, the Company entered into a publishing agreement with Sonnori Co., Ltd. to publish an online casual game portal “STYLIA” and has publishing rights for six months in Korea, and for five years in overseas.