Form 20-F
period 2005-12-31
GRAVITY Co., Ltd.
filed 2006-06-30
CIK 1313310

As filed with the Securities and Exchange Commission on June 30, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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

14/ F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu
Seoul 135-934 Korea
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common stock, par value Won 500 per share*	Nasdaq National Market
American depositary shares, each representing one-fourth of a share of common stock

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

CERTAIN DEFINED TERMS
      Unless the context otherwise requires, references in this annual report to:

•	“China” or the “PRC” are to the People’s Republic of China;

•	“Government” are to the government of the Republic;

•	“GRAVITY,” “the Company,” “we,” “us,” “our,” or “our company” are to GRAVITY Co., Ltd. and its subsidiaries.

•	“Japanese Yen” or “JPY” are to the currency of Japan;

•	“Korea” or the “Republic” are to The Republic of Korea;

•	“Taiwan” or the “ROC” are to Taiwan, the Republic of China;

•	“US$” and “U.S. dollars” are to the currency of the United States; and

•	“Won” or “W” are to the currency of the Republic of Korea.
      For your convenience, this annual report contains translations of certain Won amounts into U.S. dollars at the noon buying rates of the Federal Reserve Bank of New York for Won in effect on December 31, 2005, which was Won 1,010.0 to US$1.00.
      Discrepancies in tables between totals and sums of the amounts listed are due to rounding.
FORWARD-LOOKING STATEMENTS
      This annual report on Form 20-F for the year ended December 31, 2005 contains “forward-looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”). All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict,” “considering,” “depends,” “may,” “could,” “should” or “could” and similar expressions are also intended to identify forward-looking statements.
      These forward-looking statements address, among others, such issues as:

•	future prices of and demand for our products;

•	future earnings and cash flow;

•	expansion and growth of our business and operations; and

•	our prospective operational and financial information.
      These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including the risks set forth in Item 3. “Key Information — Risk Factors” and the following:

•	fluctuations in prices of our products;

•	potential acquisitions and other business opportunities;

•	general economic, market and business conditions; and

•	other risks and factors beyond our control.
      Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

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
      The balance sheet data as of December 31, 2003 and the statement of operations data for the years ended December 31, 2002 and 2003 have been derived from our audited financial statements and related notes thereto not included in this annual report. The balance sheet data as of December 31, 2002 are derived from our unaudited financial statements and related notes thereto, which are not included in this annual report.

	As of and for the Years Ended December 31,

	2001		2002		2003		2004		2005		2005(1)

											(Unaudited)
	(In millions of Won and thousands of US$, except share and per share data, operating data
	and percentages)
Statement of operations:
Revenues:
Online games — subscription revenue	W	—	W	7,310	W	18,560	W	16,253	W	11,249	US$	11,138
Online games — royalties and license fees		—		2,330		29,727		45,101		37,375		37,005
Mobile games		—		—		43		376		1,664		1,648
Character merchandising, animation and other revenue		167		427		1,185		2,696		3,096		3,065

Total revenues		167		10,067		49,515		64,426		53,384		52,856
Cost of revenues		—		1,738		6,958		10,116		16,038		15,879

Gross profit		167		8,329		42,557		54,310		37,346		36,977
Operating expenses:
Selling, general and administrative		354		4,870		11,360		13,660		30,795		30,490
Research and development		718		815		1,597		2,029		9,219		9,128

	As of and for the Years Ended December 31,

	2001		2002		2003		2004		2005		2005(1)

											(Unaudited)
	(In millions of Won and thousands of US$, except share and per share data, operating data
	and percentages)
Operating income (loss)		(905)		2,644		29,600		38,621		(2,668)		(2,641)
Other expenses, net		(3)		(2,424)		(6,210)		(4,879)		(787)		(780)

Income (loss) before income tax expenses, minority interest, and equity in loss of related joint venture		(908)		220		23,390		33,742		(3,455)		(3,421)
Income tax expenses (benefit)		—		542		4,250		5,406		(817)		(809)

Income (loss) before minority interest and equity in loss of related joint venture		(908)		(322)		19,140		28,336		(2,638)		(2,612)
Minority interest		—		—		—		(17)		(2)		(2)
Equity in loss of related joint venture		—		—		—		296		394		390

Net income (loss)	W	(908)	W	(32)	W	19,140	W	28,057	W	(3,030)	US$	(3,000)

Earnings (loss) per share:
Basic and diluted per share	W	(492)	W	(96)	W	3,730	W	5,056	W	(445)	US$	(0.44)
Basic and diluted per ADS		—		—		—		—		(111)		(0.11)
Weighted average number of shares outstanding (basic and diluted)		1,846,575		3,355,616		5,130,895		5,548,900		6,803,147		6,803,147
Balance sheet data:				(Unaudited )
Cash and cash equivalents	W	1,820	W	560	W	5,405	W	16,405	W	25,874	US$	25,618
Total current assets		2,383		7,916		17,824		46,868		109,428		108,345
Property and equipment, net		522		2,254		5,417		14,760		11,863		11,746
Total assets		3,055		13,617		36,424		68,644		144,857		143,423
Total current liabilities		1,123		8,251		10,575		12,221		19,448		19,255
Total liabilities		2,912		13,707		13,960		18,209		24,073		23,835
Total shareholders’ equity		143		(90)		22,464		50,435		120,762		119,566
Selected operating data and financial ratios:
Gross profit margin(2)		100.0%		82.7%		85.9%		84.3%		70.0%		70.0%
Operating profit margin(3)		N/M		26.3		59.8		59.9		(5.0)		(5.0)
Net profit margin(4)		N/M		(3.2)		38.7		43.5		(5.7)		(5.7)

N/ M = not meaningful
Notes:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 1,010.0 to US$1.00.

(2)	Gross profit margin for each period is calculated by dividing gross profit by total revenues for each such period.

(3)	Operating profit margin for each period is calculated by dividing operating income (loss) by total revenues for each such period.

(4)	Net profit margin for each period is calculated by dividing net income (loss) by total revenues for each such period.

Exchange Rates
      Fluctuations in the exchange rate between Won and U.S. dollar may affect the market price of our ADSs. These fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in Won and the Won proceeds received by the depositary from any sale of our common shares represented by our ADSs.
      In certain parts of this annual report, we have translated Won amounts into U.S. dollars for convenience purposes only. The “noon buying rate” is the rate in The City of New York used for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, all translations from Won to U.S. dollars were made at Won 1,010.0 to US$1.00, which was the noon buying rate announced on December 31, 2005. The translation is not a representation that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. The table below sets forth, for the periods indicated, information concerning the noon buying rate for Won, expressed in Won per one U.S. dollar.

Year Ended December 31,	At End of Period	Average(1)	High	Low

	(Won per US$1.00)
2001	1,313.5	1,292.0	1,369.0	1,234.0
2002	1,186.3	1,250.4	1,332.0	1,160.6
2003	1,192.0	1,192.1	1,262.0	1,146.0
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005	1,010.0	1,023.8	1,059.8	997.0
2006 (through June 29, 2006)	960.4	962.2	1,002.9	927.4
January	958.9	981.8	1,002.9	958.9
February	970.9	969.8	976.3	962.0
March	971.4	974.7	982.0	966.8
April	942.8	952.6	970.4	939.6
May	945.3	940.8	951.5	927.4
June (through June 29, 2006)	960.4	954.4	961.8	942.7

Note:

(1)	Annual and monthly averages are calculated using the average of the daily rates during the relevant period.
3.B.     Capitalization and Indebtedness
      Not applicable.
3.C.     Reasons for the Offer and Use of Proceeds
      Not applicable.
3.D.     Risk Factors
Risks Relating to Our Business

We currently depend on one product, Ragnarok Online, for substantially all of our revenues.
      Substantially all of our revenues have been and are currently derived from a single product, Ragnarok Online, which was commercially introduced in August 2002. In 2005, we derived approximately 88.3% of our revenues from Ragnarok Online. We expect to continue to derive a substantial portion of our revenues from Ragnarok Online. Our failure to maintain, improve, update or enhance Ragnarok Online in a timely manner or successfully enter new markets could reduce Ragnarok Online’s user base, decrease its popularity, and reduce our revenues which would materially and adversely affect our business, financial condition and results of operations. In addition, we are currently developing Ragnarok Online II, the successor game to Ragnarok Online, as Ragnarok online has been in the market for close to four years and we believe that this game has reached relative maturity in our principal markets. Although we have indicated our plan to introduce Ragnarok Online II at various times in the past, the launch of this successor game has been delayed for various reasons, including technical difficulties. We currently intend to launch Ragnarok Online II by the end of 2006, although no assurance can be given that we will be able to meet our current anticipated launch date for this game. In addition, no assurance can be given that when launched, such game will gain market acceptance and popularity. The success of Ragnarok Online II will be subject to many factors, including the quality, uniqueness and playability of the game and the launch by our competitors of other games that may gain more market acceptance than Ragnarok Online II. Our inability to launch Ragnarok Online II and if launched, the lack of popularity or market acceptance of such game, is likely to have a material adverse effect on our business, prospects, reputation, financial condition and results of operations.

If we are unable to consistently develop, acquire, license, launch, market or operate commercially successful online games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected.
      In order to maintain our growth and profitability, we must continually develop or publish commercially successful online games in addition to Ragnarok Online that will retain our existing users and attract new users. We have recently acquired a controlling interest in a third party developer that developed R.O.S.E. Online, from whom we used to have an exclusive license to distribute such game. In addition, we have acquired publishing rights for a casual game portal, as well as games licensed from third party online game developers. We are also internally developing two new massively multiplayer online role playing games, Requiem and Ragnarok Online II, a sequel to Ragnarok Online. No assurance can be given that the Requiem, Ragnarok Online II or any of the other games we develop or purchase licensing rights to, will gain popularity with the market or that we will generate sufficient revenues from such games to justify the costs of development and/or payment of licensing fees for such games.
      A game’s commercial success largely depends on appealing to the tastes and preferences of a critical mass of users as well as the willingness of such users to continue as paying subscribers after the completion of the free open beta testing stage, all of which are difficult to predict prior to a game’s development and introduction. Developing games internally requires substantial development costs, including the costs of employing skilled developers and acquiring or developing game engines which enable the creation of products with the latest technological features. In order to succeed, we must acquire, license or develop promising games at an acceptable cost and ensure technical support for the successful operation of such games. The online game publishing market is highly competitive. And in order to successfully distribute and operate a game, we also need a sizable game management and support staff, continued investment in technology and a substantial marketing budget. If we are not able to consistently develop, acquire, license, launch, market or operate commercially successful online games, we may not be able to generate enough revenues to offset our initial development, acquisition, licensing or marketing costs, and our future business, financial condition and results of operations will be materially and adversely affected.

Our limited resources may affect our ability to manage our growth.
      Our growth to date has placed, and the anticipated further expansion of our operations will continue to place, a significant strain on our management, systems and resources. In addition to training and managing our employees, we will need to continue to develop and improve our financial and management controls as well as our reporting systems and procedures appropriate for a publicly listed company. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.

We depend on license fees and royalty payments from our overseas licensees for a substantial portion of our revenues.
      In markets other than Korea, the United States and Canada, we license Ragnarok Online to overseas operators or distributors from whom we receive license fees and royalty payments based on a percentage of such operators’ revenues from Ragnarok Online. Such overseas license fees and royalty payments represented 70.0% of our revenues in 2005. In addition, we are heavily dependent on two licensees for a significant portion of our revenues. In 2005, we derived 31.1% of our total revenues from GungHo Online Entertainment Inc., our licensee in Japan, and 19.8% of our total revenues from Soft-World International Corporation, our licensee in Taiwan. Deterioration in our relationship with our material licensees, or material changes in the terms of our license with such licensees, will likely have a material adverse affect on our business, prospects, financial condition and results of operations. In addition, as we are heavily dependent on certain licensees, deterioration or any adverse developments in the operations, including changes in senior management, of our overseas licensees may materially and adversely affect our business, financial conditions and results of operations. Our reliance on third parties that we do not control exposes us to certain risks that we would not encounter if we were to operate or distribute directly in such markets. If our overseas licensees fail to perform their contractual obligations or suffer from management or other problems in their businesses, our business operations in overseas markets and our ability to collect royalty payments from such markets may be materially and adversely affected. We may not be able to easily terminate our license agreements with our overseas licensees as these agreements do not specify particular financial or performance criteria that need to be met by our licensees. As our overseas licensees generally have the exclusive right to distribute our games in their respective markets generally for a term of two years, we may not be able to enter into a new license agreement in a particular country for the term of the agreement unless it is terminated earlier. Under the license arrangements, our overseas licensees may operate or publish other online games developed or offered by our competitors. Therefore, our overseas licensees may devote greater time and resources to marketing their proprietary games or those of our competitors than to ours. In general, we may not unilaterally terminate our license agreements. Furthermore, as a part of our license agreement with our licensees, we must provide technical and other consulting services to our licensees in order for them to offer Ragnarok Online in their markets. Our inability to provide such technical and other assistance may hinder our licensees’ efforts to gain market share in their market and affect users’ satisfaction and loyalty as well as impact the number of users in these markets for Ragnarok Online, which may lead to modifications in the terms and conditions of our licensing agreement with our licensees and, in certain circumstances, result in our licensees terminating their relationship with us.
      Our overseas licensees are responsible for remitting royalty payments to us based on a percentage of sales from our games, after deducting certain expenses. We generally receive royalties earned by us from such licensee within 20 to 30 days following the end of each month (except Europe and China, where such payments are received up to 60 days after the record date). Online payment systems in China and certain other countries are still in a developmental stage and are not as widely available or used. Payment for online game services in these countries generally take the form of prepaid cards sold in Internet cafés, convenience stores and other distribution channels. Some of our overseas licensees rely heavily on a multilayer distribution and payment network composed of third party distributors for sales to, and collection of payments from, users. Failure by our licensees to maintain a stable and efficient billing, recording, distribution and payment collection network in these markets may result in inaccurate recording of sales or insufficient collection of payments from these markets and may materially and adversely affect our financial condition and results of operations. In addition, although we have pursuant to our license agreement audit rights to the database of our licensees to ensure that proper payment amounts are being recorded and remitted, such activities can be disruptive and time consuming and we have as a result not always exercised such rights. Certain of our licensees in the past have failed to accurately report amounts due to us and have diverted certain payables to us to our former chairman, in contravention of our license agreements.

We operate in a highly competitive industry and compete against many large companies.
      Many companies worldwide, including over 100 companies in Korea alone, are dedicated to developing and/or operating online games. We expect more companies to enter the online game industry and a wider range of online games to be introduced in our current and future markets. Our competitors in the massively multiplayer online role playing game industry vary in size from small companies to very large companies with dominant market shares such as NCsoft of Korea and Shanda of China. We also compete with online casual game and game portal companies such as NHN, Nexon and CJ Internet, all from Korea. In addition, we may face stronger competition from console game companies, such as Sony, Microsoft, Electronic Arts, Nintendo and Sega, many of which have announced their intention to expand their game services and offerings over the Internet. For example, Electronic Arts recently announced that it has entered into an agreement to acquire Mythic Entertainment Inc. Upon consummation of the transaction, it is expected to give Electronic Arts, one of the world’s leading games publisher by sales, an entry into the market for massively multiplayer online games. Many of our competitors have significantly greater financial, marketing and game development resources than we have. As a result, we may not be able to devote adequate resources to develop, acquire or license new games, undertake extensive marketing campaigns, adopt aggressive pricing policies or adequately compensate our or third-party game developers to the same degree as certain of our competitors.
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
      We have a limited operating history upon which you can evaluate our business and prospects. Our business was established in April 2000 but Ragnarok Online was commercially introduced in August 2002. Our senior management and employees have worked together at our company for a relatively short period of time, including as a result of frequent changes in senior management to date. In addition, the online game industry, from which we derive substantially all of our revenues, is a relatively new industry. The first massively multiplayer online role playing game in Korea was developed and distributed by one of our competitors in 1996. Since then, only a limited number of companies have successfully commercialized such online games on an international scale. You must consider our business prospects in light of the risks and difficulties we encounter as an early-stage company in a new and rapidly evolving industry. We may not be able to successfully address these risks and difficulties, which could materially harm our business prospects, financial condition and results of operations.

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
      In order to meet our business objectives and maintain our competitiveness in the future, we will need to attract and retain skilled and experienced online game developers and other key personnel. While certain of our current senior employees or staff members are bound by non-competition agreements for six months after termination of employment with us, since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain or replace key employees, and no assurance can be given that should such key employees leave, that we will be able to hire qualified employees to replace them, or on terms that are reasonable. In addition, as we are still a relatively young company and our business has grown rapidly since our establishment, at times our ability to train and integrate new employees into our operations may not meet the growing demands of our business.

Undetected programming errors or flaws in our games could harm our reputation or decrease market acceptance of our games, which would materially and adversely affect our business prospects, reputation, financial condition and results of operations.
      Our current and future games may contain programming errors or flaws, which may become apparent only after their release. In addition, our online games are developed using programs and engines developed by and licensed from third party vendors, which may include programming errors or flaws over which we have no control. If our users have a negative experience with our games related to or caused by undetected programming errors or flaws, they may be less inclined to continue or resume subscriptions for our games or recommend our games to other potential users. Undetected programming errors and game defects can also harm our reputation, cause our users to cease playing our games, divert our resources or delay market acceptance of our games, any of which could materially and adversely affect our business, financial condition and results of operations.

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
      From time to time, we detect users that gain an unfair advantage by modifying Ragnarok Online execution files saved on the users’ computers to facilitate the progression of their game characters. Unauthorized character manipulation may negatively impact the image and users’ perception of Ragnarok Online and could limit the popularity of the games and damage our reputation.
      Any of the foregoing factors could reduce our users’ satisfaction, harm our business and reputation and have a material adverse effect on our financial condition and results of operations.

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
      We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite certain precautions taken by us, it may be possible for third parties to obtain and use our intellectual property without authorization. For example, in April 2003, we discovered that the server-end software of Ragnarok Online was unlawfully released in Korea, China and the United States. This enabled unauthorized third parties to set up local server networks to operate Ragnarok Online, which may have resulted in a diversion of a significant number of paying subscribers. Since then, we have designated certain employees to be responsible for detecting these illegal servers and reporting them to the relevant enforcement authority in Korea in charge of crimes on the Internet. In overseas markets, we cooperate with and rely on our overseas licensees to seek enforcement actions against operators of illegal free servers. We may incur considerable costs in the future to remedy software piracy and to enforce our rights against the operators of unauthorized server networks.
      The validity, enforceability, enforcement mechanisms and scope of protection of intellectual property in Internet-related industries are uncertain and evolving. In particular, the laws and enforcement regime of Korea, Japan, Taiwan, Thailand, China and certain other countries in which our games are distributed are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States and other developed countries. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Such litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be subject to claims with respect to the infringement of intellectual property rights of others, which could result in substantial costs and diversion of our financial and management resources.
      We cannot be certain that our online games do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternative technology or obtain other licenses. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. In addition, certain of our employees were recruited from other online game developers, including certain of our current or potential competitors. To the extent these employees have been and are involved in the development of our games similar to the development in which they have been involved at their former employers, we may become subject to claims that such employees or we have improperly used or disclosed trade secrets or other proprietary information. Although we are not aware of any pending or threatened claims of this type, if any such claims were to arise in the future, litigation or other dispute resolution procedures might be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources.
      Successful infringement or licensing claims against us may result in substantial monetary damages, which may materially disrupt the conduct of our business and have a material adverse effect on our reputation, business, financial condition and results of operations.

The discontinuation of any of the preferential tax treatments currently available to us in Korea could materially and adversely affect our business, financial condition and results of operations.
      Under Korean law and regulations, small- and medium-sized venture companies may be entitled to enjoy a preferential tax treatment from the Korean government in the form of a 50% reduction in corporate income tax rates for the year in which it first generates taxable income and the following five years if such company satisfies a number of financial and non-financial criteria, including the maintenance of its status as a designated venture company. In 2002, when we first generated taxable income, we qualified for the preferential tax treatment and enjoyed the 50% reduction in corporate income tax rates. In 2005, we also qualified for this preferential treatment and our applicable corporate income tax rate (including resident surtax) was 13.75% after the 50% reduction. A company that engages in data processing or computer related businesses, including us, may qualify as a small-and medium-sized enterprise under the Framework Act on Small- and Medium-Sized Enterprises if, among other things, (i) we hire less than three hundred full-time employees or (ii) our total revenue does not exceed Won 30 billion (US$30 million). In 2004, we failed to satisfy both of these tests. However, even if a company fails to satisfy both of the preceding requirements, it may continue to enjoy its status as a small- and medium-sized enterprise for the following three years so long as that company neither (x) merges into, nor consolidates with, another company nor (y) becomes an affiliate of certain large enterprises. Accordingly, we believe that we qualify as a small- and medium-sized company through September 2007 as long as we satisfy such conditions. See Item 5.A. “Operating Results — Overview — Income tax expenses.” However, if the National Tax Service were to audit us and determine that we were not entitled to such tax benefit, we may be required to pay back-taxes and statutory interest.

We may not be able to successfully implement our growth strategies.
      We are pursuing a number of growth strategies, including the following:

•	distributing games developed in-house;

•	publishing games acquired from third parties or developed by third parties through licensing arrangements;

•	offering our games in countries where we currently have little or no presence;

•	taking advantage of our popular online games to strengthen our other lines of businesses, such as mobile games, animation and character merchandising;

•	selectively pursuing acquisitions of, investments in, or joint ventures with, game development companies, technologies and personnel that are complementary to our existing business; and

•	investing our capital in investment funds which target online game industry, with the goal, among others, of increasing our knowledge of, as well as building relationship with, potential third party developers of online games.
      In addition, we have formulated a strategic vision to promote our role as a hub for integrating the financial and human resources, technology and distribution networks worldwide to create and publish online games globally. To this end, we will continue to (i) strengthen our efforts to develop online games, (ii) identify and implement opportunities for overseas publishing of our games, (iii) establish strategic alliances with major players in the online game industry in Korea, (iv) enhance brand recognition for our key online games and facilitate cross-selling of other products and (v) promote our mobile games.
      We cannot assure you that we will be successful in any of these strategies. Some of these strategies relate to new services or products for which there are no established markets, or in which we lack experience and expertise. If we are unable to successfully implement our growth strategies, our revenues, profitability and competitiveness may be materially and adversely affected. Our growth potential in many of the markets in which Ragnarok Online is currently distributed or which we intend to enter may be limited since the penetration rate for personal computers is relatively low and the cost of Internet access relative to the per capita income is higher in such markets when compared to some of our principal markets such as Korea and Japan. If we decide to pursue acquisitions, investments or joint ventures to achieve growth, the success of such acquisitions, investments or joint ventures will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract and reach agreement with acquisition candidates or joint venture partners on commercially reasonable terms, and the availability of financing to complete such acquisitions, joint ventures or investments. For example, in May 2006, we entered into a contract to invest US$9 million in Perpetual Entertainment, Inc. an online game developer based in the

United States. Also, in December 2005, we completed our acquisition of a controlling interest in NEOCYON, Inc., a mobile Internet solution provider in Korea. In December 2005, we entered into an agreement with Movida Investment Inc., SOFTBANK CORP. and eight other companies to invest in “Online Game Revolution Fund No. 1,” with total capital commitment in the amount of Japanese Yen 1 billion, which represents 10% of the aggregate size of the fund. As of the date hereof, we have invested Japanese Yen 100 million, which represents 10% of our total capital commitment. We cannot be certain that any particular acquisition, investment or joint venture will produce the intended benefits on a timely basis or at all.

Mr. Il Young Ryu, our chairman, chief executive officer and representative director and also the representative director of EZER Inc., our largest shareholder, has substantial control over us and can delay or prevent a change in corporate control.
      As of June 26, 2006, Mr. Il Young Ryu, our chairman, chief executive officer and representative director and also the representative director of EZER Inc., our largest shareholder, beneficially owned, in the aggregate, approximately 52.4% of our outstanding common shares. As a result, Mr. Ryu exerts significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, including acquisitions, divestures, strategic relationships and other matters. Mr. Ryu also has the power to prevent or cause a change in control. In addition, the rights and responsibilities of our shareholders and members of our board of directors under Korean law may be different from those that apply to shareholders and directors of a corporation incorporated in the United States. While the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a corporation incorporated in the United States. Holders of our ADSs may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholder than they would as shareholders of a corporation incorporated in the United States.

Our business may be adversely affected by developments affecting the Korean economy and other of our principal markets.
      We are incorporated and headquartered in Korea, and derived 18.9% of our revenues in 2005 from our operations in Korea. In addition, in 2005, we derived an aggregate of 61.3% of our revenues from Japan, Taiwan and Thailand. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political, legal and regulatory conditions and developments in these countries.

We have limited business insurance coverage in Korea.
      The insurance industry in Korea is still at an early stage of development. In particular, Korean insurance companies offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in Korea. In 2004 and 2005, we derived 21.0% and 18.9% of our total revenues from Korea, respectively. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of our resources.

Slow growth or contractions in the Internet café industry in Korea may affect our ability to target a core group of potential users.
      According to the 2005 report issued by the Korean Game Development and Promotion Institute, or KGDI, the growth in the number of active Internet cafés in Korea has stabilized since 2000 and the number of such cafés actually declined in 2003, with no significant change to the number of active Internet cafés in 2004 from 2003. We believe that there was no significant change in the number of active Internet cafés in 2005. Intensifying competition for users of online games, as well as more widespread availability of personal computers, or PCs, and broadband Internet access in homes in Korea could trigger further declines in the number of Internet cafés. Future reductions in the number of Internet cafés operating in Korea could adversely affect our ability to target a core group of potential users, who tend to prefer playing online games, in particular, massively multiplayer online role playing games, at Internet cafés.

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
      Generally, the Investment Company Act provides that a company is not an investment company and is not required to register under the Investment Company Act as an investment company if:

•	the company is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities; and

•	40% or less of the fair market value of the company’s assets is represented by investment securities.
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
      Our future performance will depend in large part on the future economic growth of our principal markets. Adverse developments in such markets may have an adverse effect on the number of our subscribers and results of operations, which could have a material adverse effect on our business.
      A deterioration in the economies of the countries in which our games are distributed can also occur as a result of deterioration in global economic conditions. The worldwide economy has experienced periods of economic weakness since the beginning of 2001, which has been exacerbated by the terrorist attacks in the United States on September 11, 2001, recent developments in the Middle East, including the war in Iraq and terrorist attacks and threats across the globe and rising oil prices. In addition, if investors perceive that there is a crisis in Asia, such as due to economic difficulties similar to those that Asian economies experienced in the late 1990s, companies and economies in that region may be adversely affected irrespective of their economic soundness.
      Any future deterioration in global economic conditions, or a significant adverse change in politics and economies in Asia or a loss of investor confidence in the financial systems of emerging and other markets could have a material adverse effect on our business, financial condition and results of operations.

We may have been in 2005, and may be in subsequent years, a passive foreign investment company, which could result in adverse U.S. tax consequences to you.
      In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments and other passive assets after our initial public offering in 2005, we may have been in 2005, and may be in subsequent years, a passive foreign investment company for U.S. federal income tax purposes. If we are a passive foreign investment company for any taxable year during which you hold our ADSs or common shares, you could be subject to adverse U.S. federal income tax consequences. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding our ADSs or common shares if we are considered a passive foreign investment company in any taxable year. See Item 10.E. “Taxation — U.S. federal income tax considerations — Passive foreign investment companies.”

We have identified certain material weaknesses in our internal controls over financial reporting. If we fail to achieve and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results on a timely basis or reduce our ability to prevent or detect fraud, and investor confidence and the market price of our ADSs may be adversely affected.
      In connection with the audit of our financial statements prepared under U.S. GAAP for the year ended December 31, 2005, we have identified certain material weaknesses (as defined under Standards of the Public Company Accounting Oversight Board (United States)) in our system of internal controls over financial reporting. Specifically, we did not maintain a control environment adequate to encourage the prevention or detection of the override of our controls or intentional misconduct, including the embezzlement of revenues due to us, improper payment for assets not purchased for our benefit, the intentional and inappropriate early recognition of revenue and the preparation of false management reports, accounting records, financial statements and documents together with forged invoices. The absence of effective control environment allowed our former Chairman to take inappropriate actions that resulted in certain transactions not being properly reflected in our consolidated financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004. Such intentional misconduct by the former Chairman included the preparation of false accounting records and documents to deceive accounting personnel under his supervision, other members of senior management, our Board of Directors and our independent registered public accountants. Additionally, the lack of an effective control environment allowed our lines of communication among, and our monitoring of, our operations and accounting personnel, including the former Chairman, to be ineffective in preventing or detecting these instances of intentional misconduct. Taken as a whole, our control environment did not adequately emphasize appropriate judgment, skepticism and objectivity, which we believe contributed to the events which necessitated our having to restate our financial statements and us having to file an amendment to our annual report on F-20 for the fiscal year ended December 31, 2004.
      This control environment material weakness could result in misstatements of any of our financial statement accounts that are not prevented or detected which could result in a material misstatement to our annual consolidated financial statements. Accordingly, our management has determined that this control deficiency constitutes a material weakness. This material weakness in our control environment contributes to the existence of the certain additional material weaknesses, including, lack of independent oversight and supervision controls, lack of controls over the reported revenues from our overseas licensees, lack of controls over bank accounts, lack of sufficient complement of personnel, lack of controls over the purchase and accounting for fixed assets and lack of controls over the financial close and reporting process.
      Our management, in particular, our CEO and CFO along with the Audit Committee, is in the process of addressing the material weaknesses and will seek to put in place a system of internal control over financial reporting which will remediate such material weaknesses as expeditiously as possible. All disclosure controls and procedures, no matter how well designed, however, have inherent limitations including the possibility of human error and the circumvention or overriding of the controls and procedures. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Furthermore, we are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires us to, among other things, maintain an effective system of internal controls over financial reporting, and requires our management to provide a certification on the effectiveness of our internal controls on an annual basis. Additionally, our independent accountants must provide an attestation report on management’s assessment of internal controls beginning from the fiscal year ending December 31, 2006. We have not yet fully completed the establishment of a system of internal controls appropriate for our anticipated reporting requirements. No assurance can be given that we will be able to establish such system in a timely manner and even if we do, that our internal controls system will not fail in the future.
      If we fail to create an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results in a timely manner or prevent errors or fraud, and investor confidence and the market price of our ADSs may be adversely affected. See Item 15. “Controls and Procedures” for additional discussion concerning our material weaknesses.
Risks Relating to Recent Developments at GRAVITY

Our senior management team is required to devote a significant amount of attention to matters arising from events related to the embezzlement of funds by the former Chairman.
      Our Chief Executive Officer, our Chief Financial Officer and all members of our Audit Committee and certain senior members of our management have changed from the time of filing of our annual report on Form 20-F for the fiscal year ended December 31, 2004 originally filed on June 30, 2005. Our new directors and senior management team’s ability to manage the Company’s business has been hindered by their need to spend significant time, effort and resources addressing our internal review of events related to the internal investigation into embezzlement of company funds by Mr. Jung Ryool Kim, our former Chairman, which led to the issuance by the Company of restated financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 and our amending our annual report on Form 20-F for the fiscal year ended December 31, 2004. Our board of directors and our senior management have had to spend considerable amount of time communicating with regulators, auditors, external advisors with respect to the investigation, developing effective corporate governance procedures and designing and implementing effective internal control over financial reporting. In addition, because our directors and senior management are new to the company, and by virtue of their relatively short tenure in their respective positions, these individuals may be required to expend more time and resources to undertake such efforts as they are not as familiar with our business. We cannot assure you that the demands on our senior management and directors to address such matters will not adversely affect our business, prospects, financial condition and results of operations.

Harm from continued regulatory scrutiny and securities litigation
      We have received and continue to receive requests and inquiries from the staff of the Securities and Exchange Commission, the officials of Nasdaq, shareholders and others seeking information regarding our financial condition and results of operations, accounting and related internal controls over financial reporting and details related to the Investigation and the Restated Financial Statements. We cannot predict if such inquiries will ultimately lead to formal investigations and enforcement actions by the Securities and Exchange Commission or Nasdaq, or other government agencies or lead to lawsuits filed by our shareholders. If such formal investigations or enforcement actions occur or lawsuits are brought, we may be required to pay material fines, consent to injunctions on future conduct, be subject to other penalties or be required to expend time and resources on defending against such litigation, each of which could have a material adverse effect on our business, financial condition and results of operations.
      Furthermore, we are currently subject to a class action lawsuit pending in the United States District Court for the Southern District of New York titled In Re Gravity Co., Ltd. Securities Litigation (Consolidated Civ. Act. No. 1:05-CV-4804 (LAP.)). This action combines three separate lawsuits filed in the Southern District in May 2005, which were consolidated by an order of the Court entered on December 12, 2005. The plaintiffs seek to represent a class of persons who purchased our ADSs in the open market between February 7, 2005 and May 12, 2005. Each of the complaints alleged violations of the Securities Act of 1933 and the Exchange Act of 1934 against us and the former individual directors and officers. The claims arise out of an initial public offering of our ADSs in the United States beginning February 7, 2005. Plaintiffs allege that, in connection with the public offering of the ADSs, we misstated or omitted material information relating to various aspects of our business, including an alleged decline in sales of our core online product, and material adverse trends affecting our mobile animation business and Chinese operations. Plaintiffs seek, for themselves and the class members, compensatory damages, fees and expenses and other unspecified relief. Following the consolidation of the actions, a Stipulation and Order was entered by the Court in which, among other things, it provided for the filing of a single consolidated amended complaint by the later of February 28, 2006 or 45 days after we announce a restatement of our previously issued financial statements. As of the date of this report, the consolidated amended complaint has not yet been filed or served. We cannot at this time determine what the final conclusion of such litigation will be, including any damages which may need to be paid or any amounts which may be paid in settlement. A judgment against us in such litigation may result in significant damages. Also, any settlement amounts, if we were to agree to settle, may be significant and may have a material adverse affect on our financial condition, results of operations and liquidity.
      In addition, certain of our minority shareholders in Korea and outside of Korea have recently made various demands on our management, including with respect to our corporate governance practices. For example, certain of our minority shareholders have formed a committee named The Gravity Committee for the Fair Treatment of Minority Shareholders, or the Minority Shareholders Committee, in March 2006 and have since made a number of requests, including inspection of our financial documents. In particular, the Minority Shareholders Committee has recently issued a press release announcing the intention to review decisions made by our management concerning transactions entered into with certain parties, and to pursue legal action if the committee views such transactions to have been entered into improperly. Our management may be required to expend substantial time, effort and resources to respond to such requests from our minority shareholders, including the Minority Shareholders Committee, in the future, which may negatively impact the ability of our management to address business challenges and operational requirements facing us, and adversely affect our business, financial condition and results of operation.
Risks Relating to Our Regulatory Environment

Our operations are subject to the regulation of the Internet in certain of the countries in which our games are distributed, such as Korea, China, Taiwan, Japan and Thailand, the impact of which is difficult to predict.
      The regulatory and legal regimes in nearly all of the countries in which our games are distributed have yet to establish a sophisticated set of laws, rules or regulations designed to regulate, among other things, the social, political and financial risks relating to the online game industry. However, in many of our principal markets, such as Korea, China, Taiwan and Thailand, the legislators and regulators have, either through public announcements or press releases, indicated their intention to implement laws, rules or regulations regulating and restricting this industry, which include laws or regulations relating to issues such as user privacy, defamation, pricing, advertising, taxation, promotions, financial market regulation, consumer protection, content regulation, quality of products and services, and intellectual property ownership and infringement that may directly or indirectly impact our activities. In some of these countries, distribution of information over the Internet and electronic commerce are currently under legal and regulatory review. Other countries in which our games are distributed or which we intend to enter may adopt similar laws and regulations. The impact of such laws and regulations on our business and results of operations is difficult to predict. However, as we might unintentionally violate such laws or such laws may be modified and new laws may be enacted in the future, any such developments, or developments stemming from enactment or modification of other laws, could increase the costs of regulatory compliance, force changes in business practices or otherwise have a material adverse effect on our business and results of operations.

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

If our licensee in Taiwan adopts the model consumer contract promulgated by the ROC Ministry of Economic Affairs or the ROC Ministry of Economic Affairs imposes additional regulatory burdens on our licensee in Taiwan, our licensee in Taiwan may require us to reduce the license fee or royalties, or share the cost of regulatory compliance.
      In 2004 and 2005, we derived 22.7% and 19.8%, respectively, of our total revenues from our licensee in Taiwan. As a result of increasing disputes between the online game companies and consumers in Taiwan, on February 17, 2006, the ROC Ministry of Economic Affairs of the Executive Yuan (the “ROC MOEA”) has promulgated a model consumer contract that online game companies are encouraged to adopt. In addition, the ROC MOEA may, within its authority, further consider promulgating certain standard provisions that must be included in a consumer contract that online game companies must use in order to operate in the future when necessary. If our licensee in Taiwan adopts the above model consumer contract or these standard provisions are implemented, the cost of regulatory compliance may significantly increase for our Taiwanese licensee. Our Taiwanese licensee may in the future seek to reduce royalties and license fees, which may materially and adversely affect our licensee’s business and our results of operations and financial condition.

Our business may be adversely affected by complexities, uncertainties and changes in law and regulations of China regulating Internet companies and businesses operating in China, including those related to online games.
      In 2004 and 2005, we derived 4.4% and 2.2%, respectively, of our total revenues from our licensee in China. The Chinese government, through various regulatory authorities, heavily regulates the Internet sector, which includes the online game industry. These laws and regulations include the following:

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

In many of our markets, we rely heavily on our overseas licensees to operate and distribute our games and to comply with applicable laws and government regulations.
      We rely on our overseas licensees for substantially all aspects of our overseas operations, including:

•	holding the required government licenses for the operation and distribution of our games;

•	publishing, advertising and marketing our games;

•	establishing the pricing of our games after consultation with us;

•	owning and operating the server network and other aspects of game management and maintenance;

•	providing customer service and trouble-shooting;

•	maintaining network security and providing back-up for game data and software; and

•	billing and collecting subscription fees from users and remitting royalty payments to us.
      Our overseas licensees are responsible for complying with local laws, including obtaining and maintaining the requisite government licenses and permits. Failure by our overseas licensees to do so may have a material adverse effect on our business, financial condition and results of operations.

Restrictions on currency exchange in Korea in certain emergency circumstances may limit our ability to utilize effectively revenues generated in Won to fund our business activities outside Korea or expenditures denominated in foreign currencies.
      The existing and any future restrictions on currency exchange in Korea, including Korean exchange control regulations, may restrict our ability to convert Won into foreign currencies under certain emergency circumstances, such as an outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances, difficulties in Korea’s international balance of payments and international finance and obstacles in carrying out currency policies, exchange rate policies and other macroeconomic policies of Korea. Such restrictions may limit our ability to utilize effectively revenues generated in the Won to fund our business activities outside Korea or expenditures denominated in foreign currencies.

Adverse changes in the withholding tax rates in the countries from which we receive license fees and royalties could adversely affect our net income.
      We may be subject to income withholding in countries where we derive revenues. Such withholding is made by our overseas licensees at the current withholding rates in such countries. To the extent Korea has a tax treaty with any such country, the withholding rate prescribed by such tax treaty will apply. Under the Corporation Tax Law of Korea, we are entitled to, and recognize, a tax credit computed based on the amount of income withheld overseas when filing our income tax return in Korea, up to a limited amount. Accordingly, the amount of taxes withheld overseas may be offset against tax payable in Korea. Adverse changes in tax treaties between Korea and the countries from which we receive license fees and royalties, in the rate of withholding tax in the countries in which our games are distributed or in Korean tax law enabling us to recognize tax credits for taxes withheld overseas could adversely affect our net income.
Risks Relating to Our Market Environment

Fluctuations in exchange rates could result in foreign currency exchange losses.
      In 2005, approximately 81.1% of our revenues were denominated in foreign currencies, primarily in the U.S. dollar and the Japanese Yen. In most of the countries in which our games are distributed, other than the United States, Japan and Europe, the revenues generated by our licensees in those markets are denominated in local currencies, which include the NT dollar, the Baht and the Renminbi. Depreciation of these local currencies against the U.S. dollar will result in reduced license fees and monthly royalty payments in U.S. dollar terms and may materially and adversely affect our financial condition and results of operations.
      While we receive our monthly royalty revenues from our overseas licensees in foreign currencies, primarily the U.S. dollar, the Japanese Yen and the Euro, substantially all of our costs are denominated in Won. Our financial statements are also prepared and presented in the Won. We receive monthly royalty payments from our overseas licensees based on a percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. We generally receive these royalty payments 20 to 30 days after such record date (except in Europe and China, where such payments are received up to 60 days after the record date). Appreciation of the Won against these foreign currencies during this period will result in foreign currency losses that may materially and adversely affect our financial condition and results of operations.
      As of December 31, 2005, there are no outstanding foreign currency forward exchange contracts entered into by us. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost-effective manner or at all.

Increased tensions with North Korea could adversely affect us.
      Relations between Korea and North Korea have been tense over most of Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea. The level of tension between Korea and North Korea, as well as between North Korea and the United States, has increased as a result of North Korea’s admission in October 2002 to the maintenance of a nuclear weapons program in breach of the peace accord executed in October 1994. In response, the United States, Japan, Korea and the European Union (which became party to the 1994 accord in November 2002) decided to suspend shipments of oil to North Korea called for by the 1994 accord and reiterated their demands for the dismantling of North Korea’s nuclear weapons program. Following the suspension of oil shipments, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, or IAEA, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February and June 2004, six-party talks were held in Beijing, China. In June 2004, the third round of the six-party talks resumed in Beijing, which ended with an agreement by the parties to hold further talks by the end of September 2004, which failed to take place as planned due to North Korea’s refusal to participate. In February 2005, North Korea announced that it possessed nuclear weapons. In September 2005, North Korea agreed to end its nuclear weapons program, and the six participating nations signed a draft preliminary accord pursuant to which North Korea agreed to dismantle its existing nuclear weapons, abandon efforts to produce new future weapons and readmit international inspectors to its nuclear facilities. In return, the other five nations participating in the talks, China, Japan, Korea, Russia and the United States, expressed willingness to provide North Korea with energy assistance and other economic support. The six parties agreed to hold further talks in November 2005. However, one day after the joint statement was released, North Korea announced that it would not dismantle its nuclear weapons program unless the United States agreed to provide civilian nuclear reactors in return, a demand that the United States rejected. We cannot assure you that future negotiations will result in a final agreement on North Korea’s nuclear program, including critical details such as implementation and timing, or that the level of tensions between Korea and North Korea will not escalate. Any further increase in tensions, resulting for example from a break-down in contacts, test of long-range nuclear missiles coupled with continuing nuclear programs by North Korea or an outbreak in military hostilities, could adversely affect our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our ADSs.

Disruptions in Taiwan’s political environment could seriously harm our business and operations in Taiwan.
      The government of China asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the government of Taiwan. The government of China has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or a foreign power interferes in Taiwan’s internal affairs. On the other hand, the government of Taiwan promulgated the Referendum Law on December 31, 2003 and as last amended on May 30, 2006 allowing referenda on a range of issues to be proposed and voted upon. The law allows a referendum on key constitutional issues in the event that Taiwan comes under military attack from a foreign power and its sovereignty is threatened. In 2004 and 2005, we derived 22.7% and 19.8% of our total revenues from our licensee in Taiwan. Deteriorations in the relationship between Taiwan and China and other factors affecting Taiwan’s political environment may materially and adversely affect our Taiwanese licensee’s business and our results of operations.

The economic, political and social conditions, as well as government policies in China, could adversely affect our operations in China.
      In 2004 and 2005, we derived 4.4% and 2.2% of our total revenues from our licensee in China, respectively. While the Chinese economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us or our licensees.
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
      Our corporate affairs are governed by our articles of incorporation and by the laws and regulations governing Korean corporations. The rights and responsibilities of our shareholders and members of our board of directors under Korean law may be different from those that apply to shareholders and directors of a U.S. corporation. For example, minority shareholder rights afforded under Korean law often require the minority shareholder to meet minimum shareholding requirements in order to exercise certain rights. Under applicable Korean law, a shareholder must own at least (i) one percent of the total issued shares to bring a shareholders’ derivative lawsuit, (ii) three percent to demand an extraordinary meeting of shareholders, demand removal of directors or inspect the books and related documents of a company, (iii) ten percent to apply to the court for dissolution if there is gross improper management or a deadlock in corporate affairs likely to result in significant and irreparable injury to the company or to apply to the court for reorganization in the case of an insolvency and (iv) 20 percent to block a small-scale share exchange that may be approved only by a board resolution. In addition, while the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a U.S. corporation. Although the concept of “business judgment rule” exists in Korea, there is insufficient case law or precedent to provide guidance to the management and shareholders as to how it should be applied or interpreted in a particular circumstance. Holders of our ADSs may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholder than they would as shareholders of a U.S. corporation.

Any dividends paid on our common shares will be in the Won and fluctuations in the exchange rate between the Won and the U.S. dollar may affect the amount received by you.
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
      Under the terms of our deposit agreement, holders of our common shares may deposit such shares with the depositary’s custodian in Korea and obtain ADSs, and holders of our ADSs may surrender the ADSs to the depositary and receive our common shares. However, to the extent that a deposit of common shares exceeds the difference between:

•	the aggregate number of common shares we have consented to be deposited for the issuance of ADSs (including deposits in connection with offerings of ADSs and stock dividends or other distributions relating to ADSs); and

•	the number of common shares on deposit with the custodian for the benefit of the depositary at the time of such proposed deposit;
such common shares will not be accepted for deposit unless (i) our consent with respect to such deposit has been obtained or (ii) such consent is no longer required under Korean laws and regulations or under the terms of the deposit agreement.
      Under the terms of the deposit agreement, no consent is required if the common shares are obtained through a dividend, free distribution, rights offering or reclassification of such shares. Under the terms of the deposit agreement, we have consented to any deposit to the extent that, after the deposit, the aggregate number of deposited common shares does not exceed 3,552,229 common shares or any greater number of common shares we determine from time to time (i.e., as a result of a subsequent offering, stock dividend or rights offer), unless the deposit is prohibited by applicable laws or violates our articles of incorporation; provided, however, that in the case of any subsequent offer by us or our affiliates, the limit on the number of common shares on deposit shall not apply to such offer and the number of common shares issued, delivered or sold pursuant to the offer (including common shares in the form of ADSs) shall be eligible for deposit under the deposit agreement, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or, in the case of any subsequent offer by us or our affiliates, we determine with the depositary to limit the number of common shares so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity of the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional common shares. As a result, if a holder surrenders ADSs and withdraws common shares, it may not be able to deposit the common shares again to obtain ADSs.

You may not be able to exercise preemptive rights or participate in rights offerings and may experience dilution of your holdings.
      The Korean Commercial Code and our articles of incorporation require us to offer shareholders the right to subscribe for new common shares in proportion to their existing ownership percentages whenever new common shares are issued, except under certain circumstances as provided in our articles of incorporation. See Item 10.B. “Articles of Incorporation — Preemptive rights and issuance of additional shares.”
      Such exceptions include offering of new shares:

•	through a general public offering;

•	to the members of the employee stock ownership association;

•	upon exercise of a stock option;

•	in the form of depositary receipts;

•	to induce foreign direct investment necessary for business in accordance with the Foreign Investment Promotion Act of Korea;

•	for the purpose of raising funds on an emergency basis;

•	as necessary for the inducement of technology, to certain companies under an alliance arrangement with us; or

•	by a public offering or subscribed for by the underwriters for the purpose of listing on the Korean public stock markets.
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
History and Development of the Company
      We were incorporated as a company with limited liability under Korean law on April 4, 2000 under the legal name of GRAVITY Co., Ltd. In August 2002, we commercially launched Ragnarok Online, our first online game, in Korea. In March 2003, we established GRAVITY Interactive, LLC, our wholly-owned subsidiary in the United States. The name of GRAVITY Interactive, LLC was changed on January 1, 2006 to GRAVITY Interactive, Inc. In January 2004, we acquired 50% of the voting shares of GRAVITY Entertainment Corporation, formerly RO Production Co., Ltd., our subsidiary in Japan. In October 2004, we obtained from GungHo Online Entertainment Inc., then the other 50% shareholder of RO Production, their ownership interest in RO Production, which made GRAVITY Entertainment our wholly-owned subsidiary. RO Production changed its corporate name to GRAVITY Entertainment Corporation on February 5, 2005. In April and May 2005, we acquired an aggregate of 88.15% equity interest in TriggerSoft Corporation, which develops our R.O.S.E. Online game. In November and December 2005, we acquired an aggregate of 96.11% of the total shares of NEOCYON, Inc., which provides mobile multimedia and online game distribution services in Korea and Russia.
Capital Expenditures
      For the year ended December 31, 2003, 2004 and 2005, we expended Won 4,749 million, Won 12,324 million and Won 8,459 million (US$8,375 thousand) for capital expenditures (including capitalized interest) in connection with purchase of property and equipment.
4.B.     Business Overview
Overview
      We are a leading developer and distributor of online games in Japan, Taiwan and Thailand based on the number of peak concurrent users. We are based in Korea and our principal product, Ragnarok Online, is currently commercially offered in 21 markets, including Korea. We also offer a number of mobile games and license the merchandizing of character-related products based on our online games. We intend to diversify our online game offering by developing online games internally and publishing additional online games developed by third parties. We have in the past produced a televised animation series and intend to create other animation products for international distribution in the future.
      Other than Korea, the United States, Canada and Russia, in all the countries in which Ragnarok Online is distributed, our overseas licensees are responsible for the marketing, operation, billing and customer service in their respective markets in consultation with us. Our license agreements generally have a term of two years. We rely, as a significant source of our revenue, on the initial license fees and the ongoing royalties from our overseas licensees. The ongoing royalties are based on a percentage of revenues generated by our overseas licensees from the subscription to Ragnarok Online in their respective markets. In Korea, we directly manage game operations while in the United States and Canada, our wholly-owned subsidiary, GRAVITY Interactive, Inc., is responsible for all aspects of the operation in such countries. In Russia, Mados, Inc., a subsidiary of Cybermedia International Inc., a wholly-owned subsidiary of NEOCYON, Inc., manages our game operations.
      The table below provides for the periods indicated, the peak concurrent users and average concurrent users of Ragnarok Online since August 1, 2002, in each of our principal markets.

		3Q 02	4Q 02	1Q 03	2Q 03	3Q 03	4Q 03	1Q 04	2Q 04	3Q 04	4Q 04	1Q 05	2Q 05	3Q 05	4Q 05	1Q 06

Taiwan	PCU(1)	73,274	112,823	158,695	184,436	206,904	250,030	342,228	339,843	352,592	325,351	344,534	326,848	213,006	134,869	132,539
& Hong Kong	ACU(2)	31,338	53,134	79,410	83,762	91,620	168,913	220,448	176,976	193,132	241,170	283,553	231,980	146,467	104,702	107,141
Thailand	PCU	—	40,807	65,100	60,600	66,700	72,200	82,385	86,133	107,798	130,148	116,672	111,959	102,716	75,373	69,997
	ACU	—	25,451	22,519	37,025	36,048	31,757	43,609	56,465	64,935	81,312	88,475	74,087	71,097	57,948	52,404
Japan	PCU	—	56,033	58,785	75,582	75,026	83,880	89,111	101,983	100,503	104,559	106,195	96,119	93,954	95,706	73,751
	ACU	—	33,875	34,076	32,146	40,634	47,086	50,306	50,132	50,699	56,091	59,345	50,253	52,213	49,647	36,362
China	PCU	—	—	—	112,844	125,183	118,257	147,059	116,208	100,002	78,302	76,993	64,970	58,253	35,336	28,248
	ACU	—	—	—	73,100	87,577	81,725	97,547	81,240	78,509	63,767	62,006	46,840	41,756	23,734	21,909
Korea	PCU	24,966	31,294	28,598	29,103	33,491	27,931	30,059	22,051	26,508	21,459	22,403	15,784	16,516	13,520	13,145
	ACU	13,880	14,930	15,758	14,687	17,554	14,430	15,439	11,236	13,023	10,179	10,569	7,153	8,124	6,401	6,342
USA & Canada	PCU	—	—	—	—	9,000	7,484	9,456	11,230	12,965	10,011	9,190	8,997	8,219	7,433	8,088
	ACU	—	—	—	—	—	5,641	6,995	8,477	8,919	7,108	6,457	5,378	5,426	4,922	5,222

Notes:

(1)	PCU, or peak concurrent users, represents the highest number of users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

(2)	ACU, or average concurrent users, represents the average number of concurrent users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

(3)	We believe that the number of users as measured by PCU or ACU (i) is reflective of our active user base and (ii) is co-related to revenues as revenues from an online game depend on the numbers of users as well as the time spend playing the game. However, PCU and ACU are not measures under K-GAAP or US GAAP and should not be construed as an alternative to operating income or another measure of performance determined in accordance with U.S. GAAP or K-GAAP. Other companies may determine PCU or ACU differently than we do.

      The following table sets forth a summary of our consolidated statement of operations as a percentage of total revenues for the periods indicated.

	Year Ended December 31,

	2003		2004		2005(1)

					(Unaudited)
	(In millions of Won and thousands of US$, except percentages)
Ragnarok Online and R.O.S.E. Online revenues:
Subscriptions:
Korea	W16,186	32.7%	W12,725	19.7%	W8,548	US$	8,464	16.0%
United States(2)	2,374	4.8	3,528	5.5	2,701		2,674	5.1
Royalties and license fees:
Japan	11,383	23.0	17,009	26.4	15,447		15,294	28.9
Taiwan	11,863	24.0	14,350	22.3	9,770		9,674	18.3
Thailand	3,459	7.0	5,335	8.3	4,817		4,769	9.0
Others	3,022	6.0	8,407	13.0	7,341		7,268	13.8

Sub-total	29,727	60.0	45,101	70.0	37,375		37,005	70.0

Mobile games	43	0.1	376	0.6	1,664		1,648	3.1
Character merchandising and other revenue	1,185	2.4	2,696	4.2	3,096		3,065	5.8

Total revenues	W49,515	100.0%	W64,426	100.0%	W53,384	US$	52,856	100.0%

Notes:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 1,010.0 to US$1.00.

(2)	Includes subscription revenues from Canada.
Strategy
      Our key strategic objective is to strengthen our competitive position and to be a leading developer and publisher of online games with a broad product offering and presence in multiple markets. Our business strategy consists principally of the following elements:

Maintain and strengthen our competitive position in online games
      We aim to maintain and strengthen the competitive position of our online games by continuing to upgrade game content and quality to satisfy user expectations. We, along with our overseas licensees, will continue to conduct marketing campaigns and online in-game events to increase the loyalty and playing time of our existing user and attract new users. We also plan to expand our game community by developing attractive community features and tools to enhance user interaction and loyalty. For instance, we plan to further update and enhance the content of our principal product, Ragnarok Online, generally on a quarterly basis. In addition, we plan to continue to provide dedicated customer service and technical support to provide our users with a stable game playing environment. Moreover, we decided to invest Japanese Yen 1 billion in “Online Game Revolution Fund No. 1,” an investment fund organized in Japan, pursuant to the approval of our board of directors’ meeting held in November 29, 2005. “Online Game Revolution Fund No. 1,” with a total proposed investment size of Japanese Yen 10 billion, has an investment objective of investing in companies which develop online games in Japan. Furthermore, we are contemplating a future investment in another fund, which will invest approximately Won 100 billion in developers of games and game related technology companies in Korea and elsewhere. We intend to continue to utilize some of our available cash to invest indirectly in companies with excellent technical competence and capability to commercially offer their products. For example, in May 2006, we entered into a contract to invest approximately US$9 million in Perpetual Entertainment, Inc., an online game developer based in the United States. We believe that we will be able to participate in the management of Perpetual Entertainment by appointing one member to Perpetual

Entertainment’s board of directors. We further believe that this investment will provide us with access to game content, game engine and also the platform of Perpetual Entertainment, which gives us priority negotiation rights for future access to contents and other intellectual property rights of Perpetual Entertainment.

Continue to focus on international expansion
      We plan to continue the expansion and penetration of our products in new overseas markets. We are currently conducting open beta testing of Ragnarok Online in Russia, Vietnam, Spain and 25 Latin American countries. We plan to maintain our existing relationships with online game operators in overseas markets and take advantage of our relationships to distribute other products and/or obtain more favorable contractual terms. We also intend to focus on the operations of our overseas subsidiaries in the United States and Russia to enhance our presence in these markets. We believe that further geographic diversification will contribute to the growth and stabilization of our revenue streams. As we evaluate our license agreements in these markets, we may selectively choose to operate directly in certain markets through our subsidiaries.

Enhance development of proprietary games and publication of licensed games
      We intend to offer a broader and more sophisticated game offering by developing and procuring additional games. We will continue to devote significant resources to the in-house development of our own games by hiring new talented development staff to augment our game development capabilities and to make additional investments in new technologies. We are currently developing Ragnarok Online II and Requiem and expect to commence open beta testing of Ragnarok Online II by the end of 2006 and Requiem by the first half of 2007, respectively.
      Moreover, we will continue to focus on publishing online games licensed from third party developers by taking advantage of our game distribution capability. For example, in June 2005, we entered into an agreement with Sonnori Co., Ltd, a third-party game developer, to publish, market and offer a casual game portal, STYLIA. Under this agreement, we have the right to publish games on STYLIA for five years, which right encompasses publishing in markets both in and outside of Korea. In November 2005, we also concluded a contract with Ndoors Corp. for the worldwide publishing right of Time N Tales, an online game. In addition, in December 2005, we entered into a contract with GungHo Online Entertainment Inc. for the rights to publish Emil Chronicle Online worldwide (except Japan).

Taking advantage of our current products for revenue diversification and growth
      In order to continually diversify our revenue base, we intend to take advantage of our current products to expand into related businesses, including mobile games, animation and game character-based merchandise businesses. We offer mobile games in Korea, Japan, Taiwan, the Philippines, Thailand, Singapore, Malaysia, Indonesia and the United States, based on game content that is derived from Ragnarok Online. We generated revenue of Won 1,664 million (US$1,648 thousand) from mobile games in 2005.
Our products
      We currently have four product lines: online games including massively multiplayer online role playing games as well as casual games, mobile games animation and character-based merchandise. Revenues from our principal product, Ragnarok Online, accounted for 95.2% of our revenue in 2004 and 88.3% of our revenue in 2005. We are seeking to diversify our revenue sources by offering additional massively multiplayer online role playing games and other products and services, including mobile games.

Massively multiplayer online role playing games
      Until recently, we commercially offered one massively multiplayer online role playing game, Ragnarok Online. In January 2005, we commercially launched another massively multiplayer online role playing game, R.O.S.E. Online. In addition, we are currently in the process of developing two additional massively multiplayer online role playing games, Requiem and Ragnarok Online II.

      The following table summarizes the massively multiplayer online role playing games that we are either currently offering or in the process of developing, as well as publishing games licensed from third parties we are planning to offer in the near future.

Date of Commercial
Game Title	Description	Game source	Launch/Testing(2)

Ragnarok Online	Action adventure with 99 levels of skill upgrades, which features two- dimensional characters in three-dimensional backgrounds(1)	Developed in-house	Launched in August 2002
Ragnarok Online II	Three-dimensional sequel to Ragnarok Online	Developed in-house	Currently in development with open beta testing planned by the end of 2006
Requiem	Three-dimensional action adventure	Developed in-house	Currently in development with open beta testing with commercialization planned in the first half of 2007
R.O.S.E. Online	Three-dimensional action adventure with seven independent storylines	Licensed from third party developer	Launched in January 2005
Time N Tales	Two-dimensional real- time tactical game	Licensed from third party developer	Commercial launch scheduled in the third quarter of 2006
Emil Chronicle Online	Three-dimensional action adventure	Licensed from third party developer	To be determined

Notes:

(1)	A game with such features is generally referred to as a 2.5 dimensional game.

(2)	The actual date of commercial launch of games are dependent on a variety of factors, including technical viability and durability, availability of in-house development capability, market conditions, beta testing results and availability of licensing partners in various jurisdictions, among others.

Massively multiplayer online role playing games currently offered

Ragnarok Online
      Ragnarok Online represented 88.3% of our total revenues or Won 47,152 million (US$46,685 thousand) in 2005, compared with 95.2% of our total revenues or Won 61,354 million in 2004. Ragnarok Online is offered commercially in 21 markets as of June 26, 2006.
      In developing Ragnarok Online, we obtained an exclusive license from Mr. Myoung-Jin Lee to use the storyline and characters from his cartoon titled “Ragnarok” for the production of online games, animation and character merchandising. We paid Mr. Lee an initial license fee of Won 40 million and are required to pay royalties based on a percentage of adjusted revenues (net of value-added taxes and certain other expenses) or net income generated from the use of the Ragnarok brand, including the operation or licensing of Ragnarok Online through January 2033.
      Ragnarok Online is an action adventure-based massively multiplayer online role playing game that combines cartoon-like characters, community-oriented themes and combat features in a virtual world within which thousands of players can interact with one another. Unlike games offered by many of our competitors, Ragnarok Online features cute, fantasy-based characters and is not centered on sexual or violent content.

Furthermore, we believe that the highly interactive and community-oriented nature of Ragnarok Online, such as marriages and organization of guilds, are important to users who appreciate social interaction in a virtual setting.
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
      We believe that the personal computer, or PC, configurations required to run Ragnarok Online are lower than or on par with many other competing massively multiplayer online role playing games, which we believe has facilitated our successful entry into and continued expansion of Ragnarok Online in many of the developing countries in which Ragnarok Online is distributed. As we were developing and preparing to launch Ragnarok Online in Korea and overseas markets, we carefully balanced perceived demand for sophisticated three-dimensional graphics with prevailing computer processing and graphics capabilities in such markets. Based on these considerations, we opted to launch Ragnarok Online based on a combination of two-dimensional characters with a three-dimensional background, which would require lower PC configurations than three-dimensional massively multiplayer online role playing games. The recommended minimum PC configuration for Ragnarok Online is Pentium III 1.6 GHz, 256 MB RAM and 32 MB graphic card. Ragnarok Online can be accessed through a dial-up modem as well as broadband Internet.

R.O.S.E. Online
      R.O.S.E. Online, which was commercially launched in January 2005, represented 2.8% of our total revenues or Won 1,472 million (US$1,458 thousand) in 2005.
      We commenced open beta testing of our second massively multiplayer online role playing game, R.O.S.E. Online, in September 2004 and commercially launched R.O.S.E. Online in January 2005. R.O.S.E. Online, a three-dimensional game, is the first online game developed by a third party that we published pursuant to an exclusive publishing license agreement. R.O.S.E. Online was developed by TriggerSoft Corporation, a Korean game developer with nearly ten years of experience in PC game development, in close coordination with our in-house game development team. The term of our exclusive publishing license under this agreement is for a five year period beginning in October 2003. Under this agreement, we have a right to sublicense R.O.S.E. Online to third parties, including our overseas licensees. In addition, we have a right to participate in the development or licensing of the games which will be developed by TriggerSoft. Of the seven episodes to be introduced for R.O.S.E. Online, three episodes are currently available and the remaining four episodes are expected to be added over time. In May 2005, we acquired control of TriggerSoft, which we believe will enhance our ability to update and improve R.O.S.E. Online more effectively and on a more timely basis. In January and February 2005, we entered into arrangements with three licensees to distribute R.O.S.E. Online in Japan, Taiwan, Hong Kong, Macao and the Philippines. We have been offering R.O.S.E. Online commercially in Korea, Japan, the Philippines and the United States and Canada since 2005. In Europe, we had licensed the distribution of R.O.S.E. Online in 17 European countries with Gamesrouter Ltd., , but have since ceased offering commercial service in Europe beginning in January 2006 Gamesrouter is currently in bankruptcy proceedings. We are pursuing various other options in Europe and expect to find an alternative licensee or directly market the game in Europe.

Time N Tales
      We commenced open beta service of Time N Tales in March 2006 under a publishing agreement entered into with Ndoors Corp., a Korean online game developer, in November 2005. We plan to commercially launch Time N Tales in the third quarter of 2006. Time N Tales allows users to vary game settings, in particular, the country or the time period for the particular episode to be played according to their preferences. Moreover, Time N Tales allows game users to select one game character for each episode, as well as to supplement their game character with up to five additional game characters that are hired as mercenaries upon payment of game credit.

Expected future release of massively multiplayer online role playing games

Ragnarok Online II
      We are currently developing Ragnarok Online II as a sequel to Ragnarok Online. We plan to commence open beta testing by the end of 2006. We expect that this game will offer substantially the same gaming experience as Ragnarok Online with respect to storyline and other central features of the game, but in a more dynamic three-dimensional format. We currently have 31 designers, 9 programmers and 14 game planners dedicated to the development of Ragnarok Online II.

Requiem
      We are currently developing Requiem and plan to commence its open beta testing in the first half of 2007. Unlike Ragnarok Online, which we believe did not emphasize violent themes, we are designing Requiem to prominently feature user-to-user combat. In addition, we are using advanced game development engines for enhanced graphics and to capture the game’s speedy and streamlined action movements. We currently have 38 designers, 10 programmers and 7 game planners dedicated to the development of Requiem.

Emil Chronicle Online
      We are currently preparing to test the Korean language version of Emil Chronicle Online. This game was developed by GungHo Online Entertainment Inc., the publisher of Ragnarok Online in Japan. Emil Chronicle Online has been commercially offered for service in Japan since 2005. We entered into a software licensing agreement for the right to publish Emil Chronicle Online worldwide (except Japan), together with a software purchase agreement in respect of the game, with GungHo Online Entertainment, in December 2005.

Casual games currently offered

STYLIA
      We commenced the open beta testing of STYLIA, a casual online game portal site, with Love Forty, an online tennis game, followed by TVBoyz, a three-dimensional action game, in May and June 2006, respectively. We commenced commercial service of STYLIA in June 2006. STYLIA was developed by Sonnori Co., Ltd. We entered into a publishing contract with Sonnori Co., Ltd. in June 2005. We plan to launch one new game every month, for a total of seven titles during 2006. In addition, we have been contacting various developers to publish diverse games through STYLIA and we have entered into arrangements with four online game developers to publish their games through STYLIA as of June 1, 2006.

Expected future release of casual games

Pucca Online
      We plan to commence open beta service of a casual bike racing game, which we have tentatively named Pucca Online, in the second quarter of 2007 after three closed beta test runs from December 2006 to February 2007, with a target user base comprising female online game users aged from late teens to early twenties. Pucca is a character originally designed by Vooz Co., Ltd., a character development and licensing company in Korea. We entered into the contract of co-development with Vooz and worldwide publishing of an online game incorporating and using the Pucca character in July 2005. The development team of Pucca Online consists of the developers of Gravity, who are responsible for game planning and programming, and the designers from Vooz, in charge of the storyline and graphic design. Pucca Online is expected to offer game users with the experience of driving motorcycles in well-known tourist destinations such as the Great Wall in China, Paris and the Alps, among other locales.

Mobile games currently offered
      As compared to massively multiplayer online role playing games, mobile games, which are played using mobile phones and other mobile devices, have shorter game playtime and less complex user-game interaction. We believe that mobile games, due to such characteristics, provide less-experienced users with a means to become familiar with both game playing and the online game culture without making substantial commitment in terms of time and resources. As a result, we believe that mobile games will allow us to target a broader audience of users, help us expand the online game culture beyond Internet cafés and users’ homes and act as effective marketing tools to attract new users to our massively multiplayer online role playing games.

Our game-related products and services

Animation
      GRAVITY Entertainment, our Japanese subsidiary, entered into an agreement with G&G Entertainment Inc. and three other Japanese media and entertainment companies for the production and distribution of 26 half-hour episode animation series based on the storyline and characters of our online game Ragnarok Online licensed from us. The series was broadcast on television in Korea, Japan, the Philippines, Indonesia, Taiwan, Hong Kong and Malaysia. The series has also been exported to China, Taiwan, Hong Kong, Thailand, Malaysia, Singapore and Brazil. We intend to expand the distribution of Ragnarok animation to other countries in North and South America, Europe and elsewhere in which Ragnarok Online is in service and create other animation products for international distribution. In addition to the potential revenue generated from the sale of broadcasting rights, videos, DVDs and Internet viewing, we believe that our animation products will enhance the brand recognition of Ragnarok Online and facilitate cross-selling of other products. Our revenues from our animation business was Won 614 million (US$608 thousand) in 2005.

Game character merchandising
      In order to take advantage of the commercial opportunities presented by the popularity generated by our games and game characters, we and our licensees have been marketing dolls, fancy items and other character-based merchandise, as well as game manuals, monthly magazines and other publications, based on Ragnarok Online characters. We market the merchandise mostly through convenience stores where, in China and many Southeast Asian countries, prepaid game cards for our games are sold.
      We have entered into arrangements with seven Korean vendors and five overseas vendors to license Ragnarok’s animation characters in Japan, Taiwan, Hong Kong, China, Thailand, the Philippines, Indonesia, Singapore, Malaysia and Brazil. In 2005, the total amount of licensing fees from our contracts with Korean vendors was approximately Won 204 million (US$202 thousand) and the total amount of licensing fees from our contracts with overseas vendors was approximately Won 1,648 million (US$1,632 thousand). We intend to expand our character marketing to other countries in Asia, North and South America and Europe.
Our markets
      In 2004, revenues generated from Korea accounted for 21.0% of our total revenues while 79.0% of our revenues were generated from our overseas markets. In 2005, approximately 18.9% of our revenues were generated in Korea, while 81.1% of our revenues were generated from our overseas markets.

Korea
      In Korea, we commercially launched Ragnarok Online and began to charge subscribers in August 2002. Ragnarok Online subscribers in Korea consist of individual PC account subscribers and Internet café subscribers. Individual PC account subscribers are individuals who log on to our game servers from places other than Internet cafés, such as from home or work, whereas Internet café subscribers are commercial businesses operating Internet café outlets equipped with multiple PCs that provide broadband Internet access to their customers who typically prefer to play the most up-to-date versions of online games. Most Internet cafés charge their customers PC usage and Internet access fees that generally range from Won 500 to Won 1,500 per hour and subscribe to various online games. As of December 31, 2005, over 8,000 Internet cafés offered Ragnarok Online in Korea. In order to offer Ragnarok Online, an Internet café typically purchases from us minimum game hours. In 2005, the subscription collected from Internet cafés accounted for 12.9% of our subscription revenues in Korea.

Overseas markets
      Ragnarok Online is currently offered in 20 overseas markets: Taiwan, Hong Kong, Japan, China, United States, Canada, Singapore, Malaysia, Thailand, the Philippines, Indonesia, Germany, Austria, Switzerland, Italy, Turkey, Australia, New Zealand, Brazil and India. We are currently conducting open beta testing for Ragnarok Online in Russia, Spain, Vietnam and the following 25 countries: Mexico, Guatemala, El Salvador, Nicaragua, Panama, Honduras, Belize, Cuba, Jamaica, Haiti, the Dominican Republic, Costa Rica, Puerto Rico, Ecuador, Colombia, Peru, Venezuela, Guyana, Surinam, French Guiana, Chile, Bolivia, Paraguay, Argentina and Uruguay. In addition, we currently plan to conduct closed beta testing of Ragnarok Online in the following 12 countries: United Arab Emirates, Saudi Arabia, Kuwait, Qatar, Bahrain, Oman, Yemen, Iraq, Egypt, Israel, Lebanon and Jordan. In February 2006, we revised the licensing agreement with the distributor for in the Middle East to exclude Iran and Syria, as these two countries have been identified by the U.S. State Department as state sponsors of terrorism and are subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control. In most of our overseas markets, Ragnarok Online is distributed through local game operators and distributors.

      The following table lists the countries in which Ragnarok Online is commercially offered, names or our licensees, where applicable, the dates of license agreements, commercial launch and expiry of the license agreements.

		Date of	Date of
		License	Commercial
Country	Licensee	Agreement	Launch	Date of Expiry

Japan	GungHo Online Entertainment Inc.	July 2002	December 2002	August 2006(1)
Taiwan/ Hong Kong(2)	Soft-World International	May 2002	October 2002	October 2006(3)
Thailand	Asiasoft International Company Ltd.	June 2002	March 2003	March 2007(4)
China	Shengqu Information Technology	August 2005	May 2003	July 2008
(Shanghai) Co., Ltd(5)
Singapore/Malaysia(2)	Value Central Corporation(6)	May 2003	April 2004	April 2006(7)
Philippines	Level Up! Inc.	March 2003	September 2003	August 2008(8)
Indonesia	PT. Lyto Datarindo Fortuna(9)	February 2003	November 2003	February 2007(10)
Europe(11)	Burda Holdings International GmbH	November 2003	April 2004	April 2006(12)
Australia/ New Zealand(2)	Ongamenet PTY LTD.	July 2004	December 2004	November 2006
Brazil	Level Up! Interactive S.A.	August 2004	February 2005	February 2007
India	Level Up! Network India Pvt. Ltd.	May 2004	March 2006	March 2008

Notes:

(1)	Renewed in September 2004.

(2)	Governed under a single license agreement covering both markets.

(3)	Renewed in October 2004.

(4)	Renewed in October 2004.

(5)	Shengqu is a wholly owned subsidiary of Shanda Interactive Entertainment Ltd., previously with different licensee.

(6)	Wholly-owned subsidiary of Soft-World International which offers and operates Ragnarok Online through Game Flier (Malaysia) Sdn. Bhd., another subsidiary of Soft-World International.

(7)	License Agreement with Value Central Corporation expired in April 2006. We are considering entering into a new license agreement with Game Flier (Malaysia) Sdn. Bhd. for a period through April 2008. Although we currently do not have a license agreement with Game Flier (Malaysia), Game Flier (Malaysia) services our game in Singapore/Malaysia and has been remitting royalty payments to us.

(8)	Renewed in March 2006.

(9)	Previously with a different licensee.

(10)	Renewed in October 2004.

(11)	Represents massively multiplayer online role playing game operations in Germany, Austria, Switzerland, Italy and Turkey. A single operator services these five countries under one license agreement.

(12)	License Agreement with Burda Holdings International GmbH expired in April 2006. We currently contemplate extending the term of the expired license agreement with Burda through April 2007. Although there is no license agreement in effect, Burda currently continues to service our game in Europe.

      Our licensees pay us:

•	an initial license fee for initial set-up costs, technical support and advisory services that we provide until commercial launch; and

•	ongoing royalty payments based on a percentage of revenues generated from Ragnarok Online subscription in the respective overseas markets.
      In addition, if the license agreement is renewed, we typically negotiate a renewal license fee. The license agreements may be terminated in the event of bankruptcy or a material breach by either party, including by us, the licensee fails to pay royalty fees in a timely manner. To date, only our Australian licensee has failed to pay our license fees when due.
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

Korea
      We determine the pricing plan for Ragnarok Online in Korea. We offer separate pricing plans to Internet cafés and individual PC account subscribers. Our subscribers have an option to pay an hourly fee or a flat monthly fee. The following table sets forth our published pricing plans in Korea for Ragnarok Online access as of December 31, 2005, although we provide discounts based on the volume of business generated.

	Subscription Fees

Individual PC users
Flat-fee rate	One month	W22,000
	Two months	41,800
	Three months	59,400
Hourly-fee rate	5 hours	3,300
	20 hours	8,800

		Flat Fee per
	Number of PCs	PC

Internet cafés(1)
Monthly flat-fee	1-4 PCs	W33,000
	5-10 PCs	31,350
	11-20 PCs	30,250
	21-30 PCs	29,700
	over 30 PCs	28,700
Hourly-fee rate	300 hours	77,000
	600 hours	154,000
	1,000 hours	238,700
	2,000 hours	455,400

Note:

(1)	Actual monthly and hourly-rate fees may vary depending on volume of use by the subscriber.

      Approximately 87.1% of our revenues from Ragnarok Online in Korea in 2005 were derived from subscriptions by individual PC users and the remaining 12.9% was derived from Internet cafés.
      Individual PC subscribers in Korea can choose from a number of alternative payment options, including charges made through mobile or fixed telephone service provider payment systems, prepaid cards, gift certificates, online credit card payments and bank transfers. We pay a commission in the range of 9% to 13% to third parties to process payments. These third parties bear the delinquency risk associated with payments from subscribers.

Overseas markets
      The pricing for Ragnarok Online in our principal overseas markets, Japan, Taiwan, China, Thailand and the United States, is as follows:

Japan
      Our licensee in Japan, GungHo Online Entertainment, offers only one rate for Ragnarok Online and charges Japanese Yen 1,500 per 30 days of unlimited use. Users in Japan typically pay for access to Ragnarok Online with credit cards or cyber money, which is increasingly becoming a popular payment method in Japan.

Taiwan
      Our licensee in Taiwan, Soft-World International, typically does not offer a separate subscription plan for Internet café outlets. In Taiwan, most users purchase prepaid debit point cards to access Ragnarok Online. The prepaid cards can be purchased online, by mobile phones or at convenience stores, Internet cafés and at other locations. Taiwan also has websites dedicated to selling prepaid cards for various uses, including online game payments. Our licensee in Taiwan currently offers approximately 200 different rates for Ragnarok Online. The following table sets forth our licensee’s published basic pricing for Ragnarok Online access in Taiwan as of December 31, 2005:

Points(1) or Days	Retail Price(2)

150 points	NT$	142
450 points		450
30 days		350

Notes:

(1)	Each time a user logs onto Ragnarok Online, 20 points are deducted. After a user’s playtime exceeds 12 hours, additional 20 points are deducted for every 12 hours of use.

(2)	As of December 31, 2005, the noon buying rate of NT dollars to U.S. dollars quoted by the Federal Reserve Bank of New York was NT$32.8 to US$1.00.

China
      Our licensee in China, Shanda Interactive Entertainment Limited, operates and offers Ragnarok Online through Shengqu Information Technology (Shanghai) Co., Ltd, its wholly-owned subsidiary. In China, Ragnarok Online can be accessed through prepaid cards. The prepaid card system was introduced to take account of the limited availability of online and credit card payment systems in China. A majority of Ragnarok Online players purchase prepaid debit point cards at Internet cafés or retail game outlets or purchase prepaid online credits by directly paying at Internet cafés, which in turn purchase online credits from our China licensee. Each prepaid card contains a network access password to access Ragnarok Online from a PC at home or at an Internet café. Ragnarok Online access prices were set significantly lower in China than in Korea to take into account the prevailing pricing structure of other online games in the Chinese market as well as relatively low consumer spending levels. Our licensee in China currently offers approximately 200 different rates for Ragnarok Online. The following table sets forth our licensee’s published basic pricing for Ragnarok Online access in China as of December 31, 2005:

Points(1) or Days	Retail Price(2)

150 points	RMB9
450 points	30
30 days	45

Notes:

(1)	Six points are deducted for every hour of use.

(2)	As of December 31, 2005, the noon buying rate of Renminbi to U.S. dollars quoted by the Federal Reserve Bank of New York was RMB 8.07 to US$1.00.

Thailand
      Our licensee in Thailand, Asiasoft International, permits users to access Ragnarok Online through prepaid cards. Each prepaid card has a specified maximum number of hours or days of use. Users can purchase prepaid cards from automated teller machines, Internet cafés or convenience stores. The following table sets forth our licensee’s published basic pricing for Ragnarok Online access in Thailand as of December 31, 2005:

Hours or Days	Retail Price(1)

10 hours	55	Baht
20 hours	89
40 hours	159
15 days	189
30 days	349

Note:

(1)	As of December 31, 2005, the noon buying rate of Baht to U.S. dollars quoted by the Federal Reserve Bank of New York was Baht 40.99 to US$1.00.

The United States
      GRAVITY Interactive, Inc. (formerly known as GRAVITY Interactive, LLC), our wholly-owned subsidiary in the United States, permits users to access Ragnarok Online through credit cards, money orders, and wire and/or bank transfers. The following table sets forth our licensee’s published basic pricing for Ragnarok Online access in the United States as of December 31, 2005:

	Retail Price

Hours or Month	Money Order		Wire/Bank Transfer		Credit Card/Debit Card

30 hours	US$	9.99	US$	8.99	US$	7.99
1 month		13.99		12.99		12.00
3 months		35.98		33.99		32.00
6 months		63.48		59.99		57.00
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

      To prepare for the commercial launch of a new game, we conduct “closed beta testing” for the game to eliminate technical problems, which is followed by “open beta testing” in which we allow registered users to play the game free of charge. During these testing periods, users provide us with feedback and our technical team seeks to address any technical problems and programming flaws that may compromise a stable and consistent game environment.

In-house game development
      We developed Ragnarok Online in-house. In order to remain competitive, we are focusing our in-house game development efforts on enhancing the Ragnarok Online experience and on developing new massively multiplayer online role playing games incorporating the latest technologies. We currently have two massively multiplayer online role playing games, Ragnarok Online II and Requiem and several casual online games under in-house development. Our game development department is divided into four development teams, each responsible for the massively multiplayer online role playing games in operation or under development. We also have another development team dedicated to developing mobile games. As of December 31, 2005, we employed a total of 211 game developers.

Publishing
      R.O.S.E. Online was developed by TriggerSoft Corporation, a Korean game developer with more than ten years of game developing experience, and is published by us pursuant to an exclusive publishing license agreement with TriggerSoft. Under this agreement, we paid TriggerSoft an initial license fee of Won 700 million, and we are obligated to pay ongoing royalties equal to 25% of domestic, and 50% of overseas, adjusted revenues (net of value-added taxes and marketing and certain other expenses) related to R.O.S.E. Online. In April and May 2005, we acquired an aggregate of 88.15% of equity interest in TriggerSoft, which we believe will enable us to obtain more timely and effective updates to and improvements on R.O.S.E. Online. In line with our product diversification strategy, we intend to publish more games developed by third parties. For details concerning new games to be offered by us in the future, see “— Our Products.”
      Our publishing and licensing process includes the following:

•	Preliminary screening. Our preliminary screening process for a game typically includes our preliminary review and testing of the game and discussions with the game developer regarding technological and operational questions.

•	In-depth examination, analysis and commercial negotiation. Once a game passes the preliminary screening, we thoroughly review and test the game, conduct a cost analysis, develop operational and financial projections and formulate a preliminary game operating plan. We then begin commercial negotiations with the developer.

•	Game rating and regulatory registration and approval. Once a license agreement for a game is signed, we submit an application to the Korea Media Rating Board to obtain a game rating. This process generally takes anywhere from seven days to three months. We also typically register our intellectual property rights with respect to our license agreements with the relevant Korean government agency. We or our licensees follow similar procedures in the respective markets where our games are commercially offered.

•	Testing and marketing. Once the required registration and approvals are obtained, we conduct closed beta testing and open beta testing of the new game and assist the licensor with development of the game. Closed beta testing usually takes 6-12 months for massively multiplayer online role playing games but may take significantly more time if material problems are detected. Open beta testing of massively multiplayer online role playing games usually takes three to six months before commercial launch. We generally commence our other marketing activities for the game during the open beta testing stage. For overseas markets, we also localize the language and content of our games to tailor to the local cultural preferences.

Marketing
      We employ a variety of traditional and online marketing programs and promotional activities, including in-game events, in-game marketing and offline events. Due to the close-knit nature of the online game community, we believe that word-of-mouth is an important medium for the promotion of our games.
      In Korea, seven independent promotional agents currently promote our online games to Internet cafés pursuant to agency agreements. Under these agreements, each promotional agent is granted non-exclusive promotion rights within a specified geographical area. The agent is generally paid a monthly base commission of 30% of revenues received from Internet cafés in the allocated area.
      We conduct a variety of marketing programs and online and offline events to target potential subscribers accessing the Internet from home. Our main marketing efforts include advertising on website portals and in online game magazines, conducting online promotional events, participating in trade shows and entering into promotional alliances with Internet service providers. We spent Won 4,233 million in 2003, Won 4,614 million in 2004 and Won 6,273 million (US$6,211 thousand) in 2005 on advertising and promotions.
      We frequently organize in-game events, such as “fortress raids” for our users, which we believe encourages the development of virtual communities among our users and increases user interest in our games. We also host from time to time in-game tournaments in which users can compete against each other either as a team or individually. In addition, we use in-game events to introduce users to new features of our games. We organized six in-game events for Ragnarok Online users in 2004, and 18 in-game events in 2005. In July 2004, we hosted in Korea the Ragnarok World Championship, an offline competition event, at which more than 200 users from 21 countries convened to compete. The event was visited by approximately 100,000 visitors and was broadcast over one of Korea’s cable television channels. Other recent offline events in 2005 include our hosting of 60 booths at G-Star 2005 in November 2005 in Korea, where we had more than 45,000 visitors to our booths. We also participated in the Tokyo Game Show 2005, which was held in September 2005, where we introduced Ragnarok Online II to the public for the first time.
      In most of our overseas markets, marketing activities are principally conducted by our overseas licensees and typically consist of advertising on website game portals and online game magazines and through television commercials, as well as hosting online and offline promotional events. The licensees are responsible for the costs associated with such advertising and promotional activities. From time to time our licensees also market our games through sponsoring promotional events jointly with other local game publishers in order to reach a broader local audience.
      Our licensees are selected in part on the basis of their marketing capabilities, including the size and scope of their distribution networks. We believe that conducting marketing through our licensees is more effective and cost-efficient than direct marketing by us in light of the established brand recognition and marketing networks of our licensees and their comparative advantage in identifying and taking advantage of the cultural and other local preferences of overseas users.
Game support and customer service
      We are committed to providing superior customer service to our users directly and through our licensees. As of December 31, 2005, 69 employees were game masters, or persons who are in charge of test, updates, server maintenance for online games, as well as dealing with customer complaints, 72 employees were members of our domestic customer service team and 66 employees were members of our overseas customer support team. With the growth of our user base and the diversification of our game offering and in order to better serve our users, we expect to continue to expand the size of our customer service team.
      In Korea, we provide customer service for our massively multiplayer online role playing games through in-game bulletin boards, call centers, email and facsimile and at our walk-in customer service center. Our in-game bulletin boards allow our customers to post questions to, and receive responses from, other users and our support staff. In our overseas markets, our licensees administer customer service through varying combinations of in-game bulletin boards, call centers, email and facsimile, with assistance, from time to time, from our overseas customer support staff.

      In addition to providing customer service to our users, our customer service staff also collect user comments with respect to Ragnarok Online and generate daily and weekly reports for our management and operations that summarize important issues raised by users as well as how such issues have been addressed.
Network and technology infrastructure
      We have designed and assembled a game server network and information management system in Korea to allow a centralized game management on a global basis. Our system network is designed to speedily accommodate a growing subscriber base and demand for faster game performance. Our game server architecture runs multiple servers on a parallel basis to readily accommodate increased user traffic through deployment of connection to servers, which permits us to route users in the same country to servers with less user traffic. Each of these servers is linked to our information systems network to ensure rapid implementation of game upgrades and to facilitate game monitoring and supervision.
      We maintain our server hardware in a single climate-controlled facility at Korea Internet Data Center in Seocho-dong, Seocho-gu, Seoul, Korea and our other system hardware in our offices in Seoul. As of December 31, 2005, our server network for our game operations in Korea consisted of a total of 451 servers.
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
Competition
      We compete primarily with other massively multiplayer online role playing game developers and distributors in each of our markets. In addition, we compete against providers of games on various platforms, such as console games, handheld games, arcade games and mobile games. We compete primarily on the basis of the quality of the online game experience offered by us to our users, which depends on a number of factors, including our ability to do the following:

•	hire and retain creative personnel to develop games that appeal to our users;

•	maintain online game platform that is stable and is not prone to server shutdowns, connection problems or other technical difficulties;

•	provide timely and responsive customer service; and

•	establish payment systems which are secure and efficient.

Competition in Korea
      The online game market in Korea is comprised of the massively multiplayer online game market and the market for casual games, such as online card games, that are available on game portal websites. Currently, the leading providers of massively multiplayer online games in Korea are NCsoft Corporation, Nexon Corporation and Webzen Inc. based on the number of peak concurrent users. NCsoft released Lineage II, a sequel to the original Lineage in July 2003. Lineage II is an enhanced version of the original Lineage game released in 1998, which gained dominant popularity in Korea. Nexon released in 1996 the Kingdom of the Winds, the world’s first massively multiplayer online role playing game to be introduced commercially, and Kart Rider, an online racing game, in Korea in 2004. Webzen released Mu in May 2001 and has recently commenced open beta service of Soul of the Ultimate Nation Online, its second massively multiplayer online role playing game. The leading providers of portal-based online casual games in Korea are Neowiz Corporation, operating under the brand portal of Pmang, NHN Corporation operating under the brand portal of Hangame, and CJ Internet operating under the brand portal of NetMarble. Many of our competitors have significantly greater financial, marketing and game development resources than we have.
      While the number of domestic massively multiplayer online game developers in Korea may increase in the future, we expect the online game industry will consolidate into a small number of leading massively multiplayer online role playing game companies as the high cost of game development, marketing and distribution networks drives a greater number of unsuccessful massively multiplayer online role playing game providers to go out of business or be acquired.

Competition in overseas markets
      In each of the overseas markets in which Ragnarok Online is distributed, we face strong competitive pressures. For example, Japan’s large game market is primarily driven by console games although online games are gaining popularity among Japanese game users. Our major competitors in Japan are Square Enix Co., Ltd., well-known for its Final Fantasy games, NCsoft Corporation and Webzen, Inc. Taiwan’s online game industry has demonstrated significant growth in recent years with the market dominated by games developed in Korea. Our principal competitors in Taiwan include Blizzard Entertainment, NCsoft Corporation and Nexon Corporation. Thailand is also a fast growing online game market in Asia, where we believe that Ragnarok Online is the dominant online game based on the number of peak concurrent users. There are many online game developers and distributors in China such as The9 Limited, which publishes the World of Warcraft, and Shanda Interactive Entertainment.

Competition from other game platforms
      We also compete against PC- and console-based game developers that produce popular package games, such as Electronic Arts, Sony Computer Entertainment, Blizzard Entertainment and Namco, and game console manufacturers such as Microsoft, Sony and Nintendo. In 2003, Microsoft and Sony introduced Internet-enabled video consoles and we believe that they plan to enhance their respective game platforms to provide online games in Korea and other markets. For example, in Korea, Sony Computer Entertainment Korea started distributing the PlayStation 2 game consoles, equipped with a network adapter to enable online game beginning in November 2003, and Microsoft started an online game service on Xbox Live consoles beginning in October 2003. Several PC-based game developers are introducing online features to their PC-packaged games, such as team plays or users-to-users combat features. In 2004, Nintendo launched Nintendo DS, a sequel to Gameboy Advance, a handheld game console. In addition, Microsoft launched Xbox 360, an enhanced version of Xbox in 2005. Moreover, at the Electronic Entertainment Expo held in May 2006, Sony announced PlayStation 3, the next generation of PlayStation platform, and Nintendo released details concerning Wii, a sequel to its Game Cube platform.
      Competition in the online game market is and is expected to remain intense as established game companies with significant financial resources seek to enter the industry. For a discussion of risks relating to competition, see Item 3.D. “Risk Factors — Risks Relating to Our Business — We operate in a highly competitive industry and compete against many large companies.”
Insurance
      We maintain medical and accident insurance for our employees to the extent required under Korean law, and we also maintain fire and general commercial insurance with respect to our facilities. We do not have any business liability or disruption insurance coverage for our operations in Korea. We maintain a directors’ and officers’ liability insurance policy covering certain potential liabilities of our directors and officers.

Laws and Regulations

Korea
      The Korean game industry and online game companies operating in Korea are subject to the following law and regulations:
     The Sound Records, Video Products and Game Products Act.
      In April 2006, the Korean National Assembly passed the Act on Promotion of the Game Industry (“New Act”), which will become effective in October 2006. Upon this Act becoming effective, the Sound Records, Video Products and Game Products Act (“Current Act”) will no longer be effective.
      Report of business operation. Under the Current Act, a person or entity who desires to operate a game manufacturing and/or distributing business shall report its business to the relevant mayor or provincial governor. A person or entity who has duly reported its game manufacturing and/or distributing business under the Current Act will be deemed to have reported under the New Act.
      Rating regulation. Under the Current Act, a person or entity who desires to manufacture or distribute games in Korea must obtain a game rating in advance from the Korea Media Rating Board established under the Current Act. Online games are generally divided into two rating categories: “suitable for users of all ages” and “suitable for users 18 years of age or older.” At the request of applicants, however, the ratings category may be classified into four categories: “suitable for users of all ages,” “suitable for users 12 years of age or older,” “suitable for users 15 years of age or older” and “suitable for users 18 years of age or older.” Our online game, Ragnarok Online, was classified as “suitable for users 12 years of age or older.” In addition, we received the same rating for R.O.S.E. Online.
      Under the New Act, classification will be carried out by a game rating board to be established under the New Act. Online games will be generally divided into two rating categories: “suitable for users of all ages” and “not suitable for adolescence.” For purposes of the New Act, “adolescence” means a person younger than 18 years of age or a person enrolled in a high school under the Elementary, Middle and High School Act. At the request of applicants, however, the ratings category may be classified into three categories: “suitable for users of all ages,” “not suitable for adolescence,” and “suitable for users 12 years of age or older.” Online games classified as “suitable for users 12 years of age or older” or “suitable for users 15 years of age or older” under the Current Act will be deemed to be classified as “suitable for users of all ages” under the New Act.

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

The Act on Promotion of Information and Communications Network Utilization and Information Protection
      Protection of personal information for users of information and communications services. Under this Act, we are permitted to gather personal information relating to our subscribers within the scope of their consent. We are, however, generally prohibited from using personal information or providing it to third parties beyond the purposes disclosed in our subscriber agreements. Disclosure of personal information without consent from a subscriber is permitted if:

•	it is necessary for the settlement of service charges;

•	the personal information is processed so that the specific individual is unidentifiable and is provided for compiling statistics, academic research or surveys; or

•	it is otherwise permitted by other law and regulations.
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

The Special Tax Treatment Control Law
      Taxation. We are currently entitled to a reduced corporate income tax rate of 13.75%, which is 50% of the statutory tax rate, under this Law. This reduced tax rate applies to certain designated small- and medium-sized venture companies operating in Korea for six years. We are entitled to such reduced tax rate for the fiscal year ended December 31, 2006. However, we do not know if we will continue to be entitled to this reduced tax rate in 2007 and thereafter. See Item 5.A. “Operating Results — Overview — Income tax expenses.”

Other related laws and regulations
      Even though there are no mandatory filing or reporting obligations, since online games generally consist of animation based on computer program software, the Copyright Act and the Computer Programs Protection Act also apply to online games.

Taiwan

Consumer protection
      As a result of increasing disputes between online game companies and consumers in Taiwan, on February 17, 2006, the ROC MOEA promulgated a model consumer contract that online game companies are encouraged to adopt and the ROC MOEA may, within its authority, further consider promulgating certain standard provisions that must be included in a consumer contract, which governs the relationship between a consumer and an online game company in the future when necessary. In general, the above model contact and these standard provisions, once adopted by or applied to online game companies, as the case may be, will impose more responsibilities and liabilities on online game companies. Deviations from this model contract or these standard provisions may cause certain clauses to be invalidated.

Regulations of Internet content and game software
      Pursuant to the Children and Juvenile Welfare Act, it is illegal to transmit or provide children under 18 years of age with, among other things, computer software, Internet, electronic signal, DVD and compact disk, that contains content which propagates violence, obscenity or similar material that may undermine the mental health of a minor. Any person or entity violating this Act may be subject to a fine and/or the enterprise may be forced to cease to operate for up to one year. In addition, according to this Act and the Regulations for the Rating of Internet Content, or the Regulations, promulgated on April 26, 2004 and last amended on October 17, 2005, under this Act, Internet content shall not violate any mandatory law and shall be classified as “restricted” and therefore shall not be viewed by the children and juvenile under age 18, if such content meets, among others, any of the following circumstances and harms the physical or mental development of children or juvenile:

•	Excessive depiction of gambling, drug abuse, drug trafficking, robbery, burglary, kidnapping, homicide, or other criminal offenses;

•	Excessive depiction of the process of suicide;

•	Plot involving terror, bloodshed, cruelty, or perversion, which is presented in an intense manner, yet is still acceptable to adults in general; or

•	Depiction of sexual acts or sexual obscenity, or exposure of genitals, through action, image, language, text, dialogue, sound, picture, photograph, or any other form, yet which does not embarrass or disgust adults in general.
      In addition, the Regulations suggest that the Internet content that is not rated as restricted is better to be viewed by children under the guidance of the parents, guardians, or others taking care of them. Internet content rated as restricted shall be labeled in accordance with the Regulations.

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
      Currently, an Internet cafés may be set up by registering with the competent authority. However, according to the latest public news, the ROC MOEA is considering to amend the Electronic Game Arcade Business Regulation Act so that the Internet cafés may be set up only after obtaining the approval of the authority in the future. Furthermore, according to the public news, the ROC MOEA is considering the limit the total numbers of the Internet cafés. The ROC MOEA has also proposed draft legislation that, if implemented, would regulate all Internet Cafés located in the ROC. It is unclear, however, whether or when the above Act and draft legislation will be amended or passed by the Legislative Yuan. In addition, pursuant to the Public Order Maintenance Act, Internet cafés may be subject to a fine and/or a business suspension or shut-down if minors are found at Internet cafés during late hours.

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

Protection of personal information.
      Businesses in Japan are subject to certain statutory requirements with respect to personal information acquired during the course of business. Pursuant to these statutory requirements, businesses must set up procedures to appropriately protect personal information from being used for any purpose other than the initial purpose.

Regulations on sound upbringing of minors
      In Japan, Internet and game software content is generally regulated at the local, rather than the national, level. Many local governments have ordinances for sound upbringing of minors, which, among other things, empower competent authorities to designate game software as detrimental to the sound upbringing of minors and prohibit the sale or distribution of such designated game software. In addition, the Computer Entertainment Rating Organization, or CERO, a nonprofit organization, offers rating services for home-use games, including online games. Game developers may request a rating for their game software from CERO, which will then review such software and assign one of the following four ratings: “suitable for users of all ages,” “suitable for users 12 years old or older,” “suitable for users 15 years old or older,” “suitable for users 17 years old or older,” and “suitable only for users 18 years old or older.” The rating is based on, among others, the degree of sex, violence and anti-social expression in the game software content. Once a rating is assigned, the relevant game software must prominently display such rating.

Thailand
      There is no specific law or regulation that directly governs online games, online game companies or the industry. The online game industry in Thailand operates under a legal regime that generally regulates vendors of Internet cafés and game shops rather than online game operators. Several of the governmental agencies in Thailand work in cooperation with one another in regulating the industry. The Thai government, principally through the ICT Ministry with the cooperation of the Ministry of Culture, is making efforts to regulate the fast-growing Internet business, in particular the online game industry. The Thai government has, since 2004, proposed measures that would affect the online game industry, including the restriction on the playing time of game users under 18 years of age to three hours per day, prohibition of gambling, lottery or game item trading via online games and mandatory Internet café registration. These measures are pending legislative approval. The Ministry of Commerce in Thailand is also responsible for regulating online businesses by requiring registration.

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

Regulation of business hours
      Under the Control of Business Relating to Tape Cassette and Television Material Act, computer game vendors and shops are required to obtain a license to broadcast tape cassette and television material, which includes CD-ROMS or digital videodiscs. A condition to this license restricts the business hours of game shops to generally from 10:00 a.m. to 10:00 p.m. In addition, game users under 18 years of age would be restricted from playing for more than three hours a day under the pending legislative proposals. The Ministry of Culture is responsible for granting licenses. The Act is currently applicable to only offline game shops that use CD-ROMs, hard discs or digital videodiscs.

Restriction on access by children
      Under the Child Protection Act, the Royal Thai Police has the authority to set restricted hours for children at game shops to limit their time spent at such shops. Under this Act, the Royal Thai Police also prohibits any person from forcing, threatening, inducing, advocating, causing or permitting children to misbehave or engage in misconduct. In addition, under this Act, the ICT Minister requests online game operators to close access to its game server after curfew hours. Users over 18 years of age, however, are permitted password protected access to certain online game servers even during curfew hours by obtaining a password available at the post office. The ICT Minister has also implemented the Goodnet project, which recommends that members of the computer and Internet service provider community cooperate in restricting their business hours to prevent children under the age of 18 from entering their place of business during curfew hours.

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

China
      The online game industry in China operates under a legal regime that consists of the State Council, which is the highest authority of the executive branch of the PRC central government, and various ministries and agencies under its leadership. These ministries and agencies include:

•	the Ministry of Information Industry;

•	the Ministry of Culture;

•	the State Press and Publications Administration;

•	the State Copyright Bureau;

•	the Ministry of Public Security; and

•	the Bureau of State Secrecy.

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
      Regulation of Internet content. The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including the Ministry of Information Industry, the Ministry of Culture and the State Press and Publications Administration. These measures specifically prohibit Internet activities, which includes the operation of online games, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.
      Regulation of information security. Internet content in China is also regulated and restricted from a State security standpoint. The National People’s Congress, China’s national legislative body, has enacted a law that may subject to criminal punishment in China any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak State secrets; (iv) spread false commercial information or (v) infringe intellectual property rights.
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
      Import regulation. Licensing online games from abroad and importing them into China is regulated in several ways. Any license agreement with a foreign licensor that involves import of technologies, including online game software into China, is required to be registered with the Ministry of Commerce. Without that registration, a licensee cannot remit licensing fees out of China to any foreign game licensor. In addition, the Ministry of Culture requires the licensee to submit for its content review and approval any online games to be imported. If a licensee imports games without that approval, the Ministry of Culture may impose penalties, including revoking the Internet culture business operations license required for the operation of online games in China. Moreover, imported online games are required to be registered with the Ministry of Information Industry or its designated agencies pursuant to the Measures Concerning Administration of Software Products before they can be operated in China. Furthermore, the State Copyright Bureau requires the licensee to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, a licensee cannot remit licensing fees out of China to any foreign game licensor and is not allowed to publish or reproduce the imported game software in China.

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
      Internet café regulation. Internet cafés are required to obtain a license from the Ministry of Culture and the State Administration of Industry and Commerce, and are subject to requirements and regulations with respect to minimum registered capital, location, size, number of computers, age limit of customers and business hours. The PRC government has published a series of rules in recent years to intensify its regulation of Internet cafés. In February 2004, the State Administration of Industry and Commerce, together with other governmental authorities, issued a notice to suspend issuance of new Internet café licenses. Although such suspension has generally been lifted, the aggregate number and the distribution of Internet cafes in each province are subject to government control.
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
      While we believe that our licensee is in compliance with the applicable laws and regulations governing the online game industry in China, we cannot assure you that our operation of Ragnarok Online in China will not be found to be in violation of any current or future Chinese laws and regulations. Failure by our overseas licensees to comply with laws and regulations in China, including obtaining and maintaining the requisite government licenses and permits, may have a material adverse effect on our business, financial condition and results of operations. See Item 3.D. “Risk Factors — Risks Relating to Our Business — In many of our markets, we rely heavily on our overseas licensees to operate and distribute our games.”

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

4.C.     Organizational Structure
      The following is our organization chart:
4.D.     Property, Plants and Equipment
      As of December 31, 2005, our property and equipment mainly consisted of (i) the land and building in which our research institute was located at 619-4 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea, (ii) game engines, (iii) network servers and (iv) personal computers. On May 22, 2006, we sold the land and building where our research institute was located to Yahoh Communication for Won 9.5 billion. As of December 31, 2005, the net book value of our property and equipment was Won 11,863 million (US$11,746 thousand). Because our main business is to develop and distribute online game services, we do not own any factories or facilities that manufacture products. There are no factories currently under construction, and we have no plans to build any factories in the future.

Korea
      Our principal executive and administrative offices are located at 14th floor of Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea. We currently occupy 97,767 square feet of office space, which we lease from Meritz Fire and Marine Insurance Co., Ltd., pursuant to a lease that will expire on December 4, 2007 and which is renewable for one additional year. The annual lease payment amounts to Won 1,068 million (US$1,057 thousand).
      We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

United States
      The offices of GRAVITY Interactive, Inc., our wholly-owned subsidiary in the United States, are located at 4505 Glencoe Ave, 2nd Floor, Marina Del Ray, California. GRAVITY Interactive occupied 5,815 square feet of office space, leased from a third party, as of December 31, 2005. The annual lease payment amounts to Won 96 million (US$95 thousand). We believe that the existing facilities of GRAVITY Interactive are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

Japan
      As of December 31, 2005, the registered offices of GRAVITY Entertainment Corporation, our wholly-owned subsidiary in Japan, were located at 18th Floor, Shinkasumigaseki Building, I-Park 3-3-2 Kasumigaseki, Chiyoda-ku, Tokyo, Japan. GRAVITY Entertainment occupied 355.3 square feet of office space, leased from a third party, as of December 31, 2005. The annual lease payment amounted to Won 34 million (US$34 thousand) for the year ended December 31, 2005. As of March 31, 2006, Gravity Entertainment terminated the lease at Shinkasumigaseki Building and it has not entered into any transaction for the lease or purchase of any real property for its operations.

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
Overview
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
      Ragnarok Online is currently commercially offered in Korea, the United States and Canada by us and in 18 other overseas markets by our overseas licensees, and accounted for 88.3% of our revenues in 2005. Revenues generated from Ragnarok Online are determined largely by the following factors: pricing and pricing structure, the number of Ragnarok Online users and the average number of hours users spend playing Ragnarok Online. In order to play Ragnarok Online, users either pay a flat monthly fee or purchase a fixed number of game hours. The pricing structure of Ragnarok Online in a given country is determined primarily based on the cost of publishing and operating Ragnarok Online, the playing and payment patterns of users, the pricing of competing games and the income per capita of consumers in that country. The pricing of Ragnarok Online is determined by us in Korea, the United States and Canada, and, in other countries, by our overseas licensees after consultation with us and has remained generally stable since its commercial launch in each of the countries in which it is distributed. Due to competitive pressure, we and our licensees have generally not raised prices for Ragnarok Online following its commercial launch. The number of Ragnarok Online users and the amount of Ragnarok Online usage in a given country depend in part on the perceived quality of Ragnarok Online and the level of local competition. While it is difficult to accurately determine what accounts for the superior quality of an online game, we believe that Ragnarok Online’s storyline, graphics and community-oriented themes, together with our ability to timely maintain, update and enhance the content and technical aspects of the game, have been largely responsible for the game’s commercial success to date.
      In Korea, YNK Korea Inc. had the exclusive right to distribute Ragnarok Online until July 2005, although we have managed marketing, operation and billing activities of Ragnarok Online since its commercial launch. In overseas markets other than the United States and Canada, our licensees administer such functions under a licensing agreement with us, under which we generally receive initial license fees and royalty payments. The term of the licensing agreements are generally two years, and renewing licensees typically pay a lump-sum renewal fee in addition to ongoing royalty payments. Our principal overseas markets in which we offer Ragnarok Online through our licensees are Japan, Taiwan and Thailand and China, and our licensees are GungHo Online Entertainment Inc. in Japan, Soft-World International in Taiwan, Shengqu Information Technology (Shanghai) Co., Ltd., an affiliate of Shanda Interactive Entertainment Limited in China and Asiasoft International in Thailand.

      Since Ragnarok Online’s initial commercial launch in August 2002, we have experienced significant growth in revenues and net income until 2004. However, in 2005, revenues and net income decreased significantly. Our revenues decreased by 17.1% to Won 53,384 million (US$52,856 thousand) in 2005 from Won 64,426 million in 2004 but increased by 30.1% to Won 64,426 million in 2004 from Won 49,515 million in 2003. We recorded a net loss of Won 3,030 million (US$3,000 thousand) in 2005 as compared to a net income of Won 19,140 million and Won 28,057 million in 2003 and 2004, respectively. Our gross profit margin also decreased from 85.9% in 2003 to 84.3% in 2004 and to 70.0% in 2005, and our operating margin increased slightly from 59.8% in 2003 to 59.9% in 2004 but turned to negative 5.0% due to an operating loss of Won 2,668 million (US$2,641 thousand) in 2005. We attribute our revenue growth until 2004 largely to our early entry into additional markets since Ragnarok Online’s commercial launch and the continuing popularity of Ragnarok Online among users in the existing markets. We attribute our margin improvement to the scalability of the online game business. Once a game is launched and the initial development and marketing costs have been expensed, relatively low marginal costs are incurred to expand into additional markets through licensing arrangements. Our revenue growth may be adversely affected in the future by the popularity of online games newly introduced by our competitors. Our future success depends largely on our ability to develop or publish commercially successful new online games.
      In January 2005, we commercially launched R.O.S.E. Online, our second online game, in Korea. R.O.S.E. Online is currently commercially offered in the United States and Canada by us and in two other overseas markets by our overseas licensees. Despite our commercial launch of R.O.S.E. Online, our revenues and net income declined in 2005 as compared to 2004. The decrease in revenues was primarily due to the continuing decline in subscription revenues and royalties from Ragnarok Online due to Ragnarok Online reaching relative maturity in our principal markets. Our operating expenses for 2005 increased as compared to 2004 primarily as a result of the investigation into accounting irregularities committed by the former Chairman and the payment of STYLIA licensing fees and increase in development costs. Our income tax rate in 2005 was 13.75%. In September 2005, as we were designated as a venture company and were entitled to a 50% reduction in corporate income tax in 2005. We also expect to enjoy such income tax rate reduction for the fiscal year ended December, 31, 2006.

Revenue recognition
      We derive, and expect to continue to generate, most of our revenues from online game subscription fees paid by users in Korea, the United States and Canada, and royalties and license fees paid by our licensees in the overseas markets. Our revenues can be classified into the following four categories:

•	online games — subscription revenue;

•	online games — royalties and license fees;

•	mobile games; and

•	character merchandising, animation and other revenue.

Online games — subscription revenue
      Prepaid online game subscription fees are deferred and recognized as revenue on a monthly basis in proportion to the number of days lapsed or based on actual hours used.

Online games — royalties and license fees
      We license the right to market and distribute our games in various countries for a license fee and receive monthly royalties based on a percentage of the licensees’ revenues from our games. We generally are advised by each of our licensees as to the amount of royalties earned by us from such licensee within 15 to 25 days following the end of each month.
      The initial license fees are deferred and recognized ratably as revenue over the license period, which generally does not exceed two years. The guaranteed minimum royalty payments are deferred and recognized as the relevant royalty is earned. For a table setting forth details of each license agreement, see Item 4.B. “Business Overview — Our markets — Overseas markets.” In addition, the license agreements are renewed upon the expiration of their terms, we generally receive renewal license fees, which are deferred and recognized ratably over the new license period.
      We also receive royalty revenues from our licensees based on an agreed percentage of the licensee’s revenues from our games. Royalty revenues are recognized on a monthly basis after the licensee confirms its revenues based on the licensees’ sales from our games during the month.

Mobile games revenue
      Mobile games are played using mobile phones and other mobile devices. Mobile game revenues are derived from contract prices and a percentage of the per-download fees that users pay. Contract prices are recognized when the products or services have been delivered or rendered and the customers can begin its exploitation or sale with accordance with the contractual terms, and per-download fees are recognized in a monthly basis as they are earned by the licensee.

Character merchandising, animation and other revenue
      We license the right to commercialize or distribute our games characters or animation in exchange for contract prices. These contract prices are recognized when the products or services have been delivered or rendered and the customers can begin its exploitation or sale with accordance with the contractual terms. In addition, we receive royalty payment based on a specified percentage of the licensees’ sales.

Cost of revenues
      Our cost of revenues consists principally of the following:

•	operational expenses, server depreciation expenses, server maintenance costs and related personnel costs and amortization of development-related costs as described in “— Critical accounting policies — Capitalized software development costs”; and

•	royalty payments to Mr. Myoung-Jin Lee, on whose cartoon series our game Ragnarok Online is based.
      In developing Ragnarok Online, we obtained an exclusive license from Mr. Myoung-Jin Lee to use the storyline and characters from his cartoon titled Ragnarok for the production of online games, animation and character merchandising. In return, we paid Mr. Lee an initial license fee of 40 million and are required to pay royalties based on 1.0% or 1.5% of adjusted revenues (net of value-added taxes and certain other expenses) or 2.5%, 5% or 10% of net income generated from the use of the Ragnarok brand, depending on the type of revenues received from the operation or licensing of Ragnarok Online.
      The cost of revenues from the payments to Mr. Myoung-Jin Lee was Won 787 million for 2004 and Won 542 million for 2005. This agreement expires in January 2033.

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

Research and development expenses
      Research and development expenses consist primarily of payroll and other overhead expenses which are all expensed as incurred until technological feasibility of a game is reached. Once technological feasibility of a game is reached, these costs are capitalized and, once commercial operation commences, amortized as cost of revenues. See “— Critical accounting policies — Capitalized software development costs.”

Interest expense
      In February and April 2002, we entered into agreements with YNK Korea, an online game publisher in Korea listed on the KOSDAQ Market Division of the Korea Exchange, or KOSDAQ, pursuant to which we granted it the exclusive right to distribute Ragnarok Online for a contractual period of three years from the date Ragnarok Online was first commercialized. In consideration, we received a lump sum payment in the amount of Won 7,000 million at the inception of these agreements, which we recorded as debt on our balance sheets beginning from such year. Under the sales agency agreement that we entered into with YNK Korea in April 2002 granting to it the exclusive distribution right, YNK Korea owns the right to distribute Ragnarok Online in Korea. However, in practice, we perform all of the relevant marketing, advertising and selling activities, and distribute Ragnarok Online from our websites and host it on our servers. Sunny YNK changed its legal name to YNK Korea on March 27, 2006.
      As there is no interest rate stated in the agreement with YNK Korea, the interest is imputed based on the difference between the principal amount of the loan and the total payments expected to be made pursuant to the agreement. Accordingly, the repayment of principal balance to YNK Korea is variable each year in accordance with the amount of annual revenues generated from distribution of Ragnarok Online and deduction of annual interest expense allocated using the interest rate method. Pursuant to the terms of these agreements, we are obligated to make payments to YNK Korea based on a percentage of adjusted revenues (net of value-added taxes and certain other expenses) related to Ragnarok Online as follows:

•	until the total payments to YNK Korea reach Won 7,000 million, 50% of our domestic and overseas adjusted revenues from Ragnarok Online. This amount was paid in full as of March 2003; and

•	once the total payments to YNK Korea exceed Won 7,000 million, 20% of our domestic adjusted revenues from Ragnarok Online and 10% of our overseas adjusted revenues from Ragnarok Online.
      As of December 31, 2005, the outstanding balance of our debt payable to YNK Korea was nil as our agreement with YNK Korea expired in July 2005. Pursuant to the expiration of our agreement with YNK Korea in July 2005, we are no longer obligated to make payments to YNK Korea for the period subsequent to the date of expiration for revenues attributable to Ragnarok Online. In accordance with such agreement, we recognized payments in the amount of Won 7,037 million and Won 3,406 million (US$3,372 thousand) for years 2004 and 2005, respectively, to YNK Korea. Of such payments, Won 2,391 million and Won 1,150 million (US$1,139 thousand) were allocated to principal, and Won 4,646 million and Won 2,256 million (US$2,234 thousand) were allocated to interest, respectively.
      In addition, pursuant to the terms of the agreement with YNK Korea, once the cumulative royalty payments to YNK Korea reach Won 7 billion, YNK Korea is required to use 15% of future royalty payments, paid by us, to fund additional marketing of the Ragnarok Online. In March 2003, cumulative royalty payments to YNK Korea reached Won 7 billion. After January 1, 2004, such marketing activities were performed by us and, therefore, YNK Korea reimbursed us for these costs, which was credited to advertising expenses within selling, general and administrative expenses in the accompanying statement of operations.

Foreign currency effects
      In 2005, 81.1% of our revenues were denominated in foreign currencies, primarily in U.S. dollars and Japanese Yen. In most of the countries in which our games are distributed, other than the United States, Japan and European countries, the revenues generated by our licensees are denominated in local currencies, which include the NT dollar, the Thai Baht and the Renminbi, and converted into the U.S. dollar for remittance of monthly royalty payments to us. Depreciation of these local currencies against the U.S. dollar will result in reduced monthly royalty payments in U.S. dollar terms, thereby having a negative impact on our revenues.
      Although we receive our monthly royalty revenues from our overseas licensees in foreign currencies, primarily in U.S. dollar and Japanese Yen, in the case of the U.S. and Japan and other local currencies, such as the NT dollar, the Thai Baht and the Renminbi in our other principal markets, substantially all of our costs are denominated in Won. We receive monthly royalty payments from our overseas licensees based on a percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. We generally receive these royalty payments 20 to 30 days after such record date (except in Europe and China, where such payment could be received up to 60 days after the record date). Appreciation or depreciation of the Won against these foreign currencies during this period will result in foreign currency losses or gains and affect our net income in dollar terms.
      In 2005, we began entering into derivatives arrangements to hedge against the risk of foreign currency fluctuations. As of December 31, 2005, we had no foreign currency forward contracts outstanding. See Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

Income tax expenses
      Under Korean law and regulations, certain designated venture companies may be entitled to enjoy preferential tax treatment from the Korean government in the form of a 50% reduction in corporate income tax rate during the year in which they first generated taxable income and the following five years if such venture companies satisfy a number of financial and non-financial criteria (including the maintenance of their status as designated venture companies). We have had the benefit of the 50% reduction in corporate income tax rate in 2003, 2004 and 2005. Our current applicable corporate income tax rate (including resident surtax) is 13.75% after applying the 50% tax reduction rate. To become a designated venture company, among others, a company must qualify as a small-and medium- sized enterprise under the Framework Act on Small- and Medium-Sized Enterprises. A company that is engaged in data processing or computer-related business may qualify as a small- and medium-sized enterprise under the Framework Act on Small- and Medium-Sized Enterprises if, among other things, (i) it hires less than three hundred full-time employees or (ii) the total revenue of such company does not exceed Won 30 billion. In 2004, we failed to satisfy both of these tests. However, even if a company fails to satisfy both of the preceding requirements, it will continue to enjoy its status as a small-and medium-sized enterprise for the following three years so long as that company neither (x) merges into, nor consolidates with, another company nor (y) becomes an affiliate of certain large enterprise. Accordingly, we believe we will continue to qualify as a small- and medium-sized company through 2007 if we neither merge into, nor consolidate with, another company nor become affiliated with large enterprises under Korean law.
      In September 2005, we were designated as a venture company, effective for two years, under the Act on Special Measures for the Promotion of the Venture Business. However, the Act on Special Measures for the Promotion of the Venture Business was amended in March 2006 (effective in June 2006) and, according to the amendment, some of the criteria to qualify as a designated venture company were either deleted or amended, and the effective period of designation was also reduced to one year. Under the amendment, however, our status as a designated venture company will remain effective until September 2007, unless our status is otherwise revoked, and we would have the benefit of the 50% reduction in corporate income tax rate in 2006. Based on the new criteria, we are not sure whether we would qualify as a designated venture company in September 2007.
      To the extent we derive revenues from countries other than Korea, we may be subject to income withholding in those countries in which our products, including online games, are distributed. Such withholding taxes are included under income tax expenses. Such amounts are withheld by our overseas licensees at the then-current withholding rates in such countries. The effective withholding tax rates in our principal overseas markets as of December 31, 2005 are 10% in Japan and China, 20% in Taiwan and 15% in Thailand. To the extent Korea has a tax treaty with any such country, withholding rates prescribed by such tax treaty apply. Under the Corporation Tax Law of Korea, we are entitled to, and recognize, a tax credit computed based on the amount of income withheld overseas when filing our income tax return in Korea, up to a limited amount. Accordingly, the amount of taxes withheld overseas may be offset against taxes payable in Korea. Adverse changes in tax treaties between Korea and the countries from which we receive license fees and royalties or adverse changes in Korean tax law that prevent us from recognizing tax credits for taxes withheld overseas could materially and adversely affect our net income.

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

Revenue recognition
      We derive, and expect to continue to generate, most of our revenues from online game subscription fees paid by users in Korea, and royalties and license fees paid by our licensees in overseas markets. Our revenues can be classified into the following four categories: (i) online games — subscription revenue; (ii) online games — royalties and license fees; (iii) mobile games; and (iv) character merchandising, animation and other revenue. For details, see “— Overview — Revenue recognition.”
      We recognize revenue in accordance with accounting principles generally accepted in the United States, as set forth in Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition, Statement of Position 97-2, Software Revenue Recognition and other related pronouncements.

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
      Subsequent to June 2003, pursuant to agreements with various payment gateway providers, the payment gateway providers are responsible for remitting to us the full subscription revenues generated in Korea after deducting their fixed service fees and charges, which range from approximately 9% to 13% and risk of loss or delinquencies are borne by such payment gateway providers so that we no longer assume any collection risk.

Capitalized software development costs
      We account for capitalized software development costs in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and treated as research and development, or R&D, expenses. Once the game has reached technological feasibility, all subsequent software development costs for that product are capitalized until it is released for sale. Technological feasibility is evaluated on a product-by-product basis, but generally occurs once the online game has a proven ability to operate on a massively multi-player level. After the game is commercially released, the capitalized product development costs are amortized and expensed over the game’s estimated useful life, which is deemed to be three years. This expense is recorded as a component of cost of revenues.

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

Impairment of goodwill and other intangible assets
      Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in our acquisition of TriggerSoft and NEOCYON. As of December 31, 2005, residual goodwill reflected on our balance sheet was Won 1,451 million (US$1,437 thousand). At the time of such acquisition, we estimated that Won 8,505 million (US$8,421 thousand) of intangible assets were acquired from TriggerSoft and NEOCYON, comprising of contract-based intangible assets. We evaluate goodwill on an annual basis for possible impairment, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), using fair value techniques and market comparables. We assess impairment of our definite-lived other intangible assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (“SFAS 144”), whenever events or changes in circumstance indicate the carrying amount may not be recoverable.
      The assessment of impairments under SFAS 142 and 144 requires significant judgment and requires estimates to assess fair values. A percentage difference in cash flow projections or discount rate used would not likely result in an impairment write-down.

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
      As described in “— Overview — Income tax expenses,” we enjoyed in 2005 a reduced tax rate of 13.75%, which is 50% of the statutory tax rate and applied to certain designated venture companies. As the reduced tax rate is valid until 2006. In 2007, while we will reapply for our designation as a venture company, it is uncertain as to whether we will obtain this designation. However, even if we cease to enjoy the 50% reduction in corporate income tax rate in 2007, we will instead be entitled to a special tax exemption of 10% in corporate income tax rate for the fiscal year 2007 by virtue of being a small-and medium-sized company. Accordingly, deferred income taxes as of December 31, 2005 were calculated based on the rate of 13.75%, 24.75% and 27.50% for the amounts expected to be realized during the fiscal year 2006, 2007 and 2008, respectively.

Results of Operations

2005 Compared to 2004
      The following table summarizes our results of operations for the periods indicated.

	Year Ended December 31,

	2004		2005		2005(1)		% Change

					(Unaudited)
	(In millions of Won and thousands of US$)
Revenues:
Online games — subscription revenue	W	16,253	W	11,249	US$	11,138	(30.8)%
Online games — royalties and license fees		45,101		37,375		37,005	(17.1)
Mobile games		376		1,664		1,648	342.6
Character merchandising, animation and other revenue		2,696		3,096		3,065	14.8

Total revenues		64,426		53,384		52,856	(17.1)
Cost of revenues		10,116		16,038		15,879	58.5

Gross profit		54,310		37,346		36,977	(31.2)
Gross profit margin(2)		84.3%		70.0%		70.0%
Operating expenses:
Selling, general and administrative		13,660		30,795		30,490	125.4
Research and development		2,029		9,219		9,128	354.4

Total operating expenses		15,689		40,014		39,618	155.0
Operating income (loss)		38,621		(2,668)		(2,641)	(106.9)
Operating profit margin(3)		59.9%		(5.0)%		(5.0)%
Other income (expense):
Interest income		479		2,850		2,822	495.0
Interest expense		(4,732)		(2,158)		(2,137)	(54.4)
Foreign currency gains (losses), net		(625)		(614)		(608)	(1.8)
Foreign currency forward transaction, net		—		(853)		(845)	N/M
Others, net		(1)		(12)		(12)	N/M

Total net other expense		(4,879)		(787)		(780)	(83.9)
Income (loss) before income tax expenses, minority interest, and equity in loss of related joint venture		33,742		(3,455)		(3,421)	(110.2)
Income tax expenses (benefit)		5,406		(817)		(809)	(115.1)

Income (loss) before minority interest and equity in loss of related joint venture		28,336		(2,638)		(2,612)	(109.3)
Minority interest(4)		(17)		(2)		(2)	N/M
Equity in loss of related joint venture(5)		296		394		390	33.1

Net income (loss)	W	28,057	W	(3,030)	US$	(3,000)	(110.8)%

N/ M = not meaningful
Notes:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 1,010.0 to US$1.00.

(2)	Gross profit margin for each period is calculated by dividing gross profit by total revenues for each period.

(3)	Operating profit margin for each period is calculated by dividing operating income (loss) by total revenues for each period.

(4)	In 2004, represents the minority interest in GRAVITY Entertainment Corporation, our Japanese subsidiary. We acquired the remaining 50% of voting equity interest in RO Production (the predecessor name of GRAVITY Entertainment Corporation) in October 2004, resulting in RO Production becoming our wholly-owned subsidiary. In 2005, represents the minority interest in NEOCYON, Inc., a 96.11% held subsidiary purchased in December 2005.

(5)	Represents the losses from our 30% equity investment in Animation Production Committee, a Japanese joint venture formed in order to produce and market Ragnarok the Animation through GRAVITY Entertainment Corporation, our Japanese subsidiary. This investment was accounted for using the equity method of accounting.

Revenues
      Our total revenues decreased by 17.1% to Won 53,384 million (US$52,856 thousand) in 2005 from Won 64,426 million in 2004, primarily due to:

•	a 17.1% decrease in royalties and license fees to Won 37,375 million (US$37,005 thousand) in 2005 from Won 45,101 million in 2004, which primarily resulted from an decrease in royalties and license fees due to a decrease in revenues from royalties and license fees attributable to our Ragnarok Online game resulting from increasing competition and as a result of the relative maturity of such game in our principal overseas markets. Royalties and license fees from Ragnarok Online decreased from Won 45,101 million in 2004 to Won 36,574 million (US$36,212 thousand) in 2005; and

•	a 30.8% decrease in subscription revenue to Won 11,249 million (US$11,138 thousand) in 2005 from Won 16,253 million in 2004. This 30.8% decrease resulted primarily from a 37.8% decrease in subscription revenue in Korea from Ragnarok Online to Won 7,913 million (US$7,835 thousand) in 2005 from Won 12,724 million in 2004, and a 24.5% decrease in the subscription revenue for Ragnarok Online in the United States to Won 2,665 million (US$2,639 thousand) in 2005 from Won 3,528 million in 2004, due to a decrease in playing time by our users of Ragnarok Online resulting from increasing competition and as a result of the relative maturity of such game.
      Such decreases in revenues were partially offset by:

•	an increase in the subscription revenue from R.O.S.E Online to Won 671 million (US$664 thousand) in 2005, as such game was commercially launched in January 2005;

•	a 14.8% increase in character merchandising, animation and other revenue to Won 3,096 million (US$3,065 thousand) in 2005 from Won 2,696 million in 2004, which resulted primarily from a 47.78% increase in technical support revenue to Won 467 million (US$462 thousand) from Won 316 million in 2004 and 148.58% increase in animation revenue to Won 614 million (US$608 thousand) from Won 247 million in 2004; and

•	a 342.6% increase in mobile games revenue to Won 1,664 million (US$1,648 thousand) in 2005 from Won 376 million in 2004, which resulted primarily from increase in sales of mobile games in Taiwan, Japan, the Philippines, Singapore, Malaysia and Thailand and sales of Won 429 million resulting from the acquisition of NEOCYON, Inc. in November and December 2005.

Cost of revenues
      Our cost of revenues increased by 58.5% to Won 16,038 million (US$15,879 thousand) in 2005 from Won 10,116 million in 2004, primarily due to:

•	a 53.5% increase in salaries and wages to Won 6,759 million (US$6,692 thousand) in 2005 from Won 4,403 million in 2004, as a result of increased hiring of game developers and overseas support staff from 174 as of December 31, 2004 to 193 as of December 31, 2005 and payment of incentives for the success of Ragnarok Online and 16% increase in average salaries paid to our employees which became effective as of June 2005;

•	a 18.9% increase in fee payments to Won 2,250 million (US$2,228 thousand) in 2005 from Won 1,893 million in 2004, as a result of an increase in fees we pay to Korea Internet Data Center for server housing fees due to the commercial launch of R.O.S.E. Online in January 2005;

•	a 55.4% increase in depreciation to Won 2,422 million (US$2,398 thousand) in 2005 from Won 1,559 million in 2004, as a result of the addition of servers and software in 2005 to better service Ragnarok Online and the addition of servers and software for the introduction of R.O.S.E Online; and

•	a 2,778.6% increase in stock option plan compensation expense to Won 806 million (US$798 thousand) in 2005 from Won 28 million in 2004, which resulted from the increased amortization period to full year from 8 days in 2004.

Gross profit and margin
      As a result of the foregoing, our gross profit decreased by 31.2% to Won 37,346 million (US$36,977 thousand) in 2005 from Won 54,310 million in 2004. Our gross profit margin decreased to 70.0% in 2005 from 84.3% in 2004.

Operating expenses
      Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 125.4% to Won 30,795 million (US$30,490 thousand) in 2005 from Won 13,660 million in 2004, primarily due to:

•	a 261.4% increase in fee payments to Won 9,570 million (US$9,475 thousand) in 2005 from Won 2,648 million in 2004, for fees and expenses incurred in connection with the investigation and subsequent restatement of the financial statements;

•	a 36.0% increase in advertising expenses to Won 6,273 million (US$6,211 thousand) in 2005 from Won 4,614 million in 2004, as a result of our participation in the Tokyo Game Show in September 2005, our participation in the G-star Game Show in November 2005, advertising for Ragnarok Online II and increase in marketing expenses related to the introduction of STYLIA;

•	a 80.4% increase in salaries and wages to Won 5,694 million (US$5,638 thousand) in 2005 from Won 3,156 million in 2004, primarily as a result of an increase in the number of employees for administrative and other support functions from 148 in 2004 to 161 in 2005 and 16% increase in average salaries paid to our employees which became effective as of June 2005;

•	an increase in impairment on intangible assets to Won 1,547 million (US$1,532 thousand) in 2005 from nil in 2004, as a result of recognition of impairment losses for the remaining balance of intangible assets recognized in connection with the business combination with TriggerSoft in 2005;

•	a 779.2% increase in tax and dues to Won 1,398 million (US$1,384 thousand) in 2005 from Won 159 million in 2004, as a result of having to pay back-taxes in the amount of Won 1,060 million, representing the amount of tax benefits granted to us in respect of the building and land at Shinsa-dong in July 2004 for research and development purposes.
      Research and development expenses. Our research and development expenses increased 354.4% to Won 9,219 million (US$9,128 thousand) in 2005 from Won 2,029 million in 2004, primarily due to the payment of the consideration for the right to publish STYLIA and Time N Tales upon completion of game development, including salaries and wages, and provision for severance indemnities, relating to the development of Requiem and Ragnarok Online II, as such games were in the pre-commercialization stage and not yet considered to be technologically feasible.

Operating income and operating margin
      As a result of the cumulative effects of the reasons stated above, we recorded an operating loss of Won 2,668 million (US$2,641 thousand) in 2005 compared to operating income of Won 38,621 million in 2004, and our operating margin recorded to 59.9% in 2004 but we recorded operating loss in 2005.

Net other income (expense)
      Our net other expense decreased 83.9% to Won 787 million (US$780 thousand) in 2005 from Won 4,879 million in 2004 primarily due to:

•	a 54.4% decrease in interest expense from Won 4,732 million in 2004 to Won 2,158 million (US$2,137 thousand) in 2005 as a result of reduction in payments in connection with the loan from YNK Korea, due to the significant decrease in Ragnarok Online revenues and the expiration of the term of the contract with YNK Korea in July 2005;

•	an increase in interest income from Won 479 million in 2004, to Won 2,850 million (US$2,822 thousand) in 2005 resulting from an increase in short-term financial instruments in 2005;
      which was partially offset by

•	an increase in net loss on foreign currency forward transactions of Won 853 million (US$845 thousand) in 2005 from nil in 2004.

Income tax expenses (benefit)
      We recorded income tax benefit of Won 817 million (US$809 thousand) in 2005, as compared to income tax expense of Won 5,406 million in 2004. Income tax benefit in 2005 was due to increase in deferred income tax assets, which resulted from foreign tax credit carryforwards in the amount of Won 4,275 million and tax credit carryforwards for research and human resource development in the amount of Won 1,286 million in connection with decrease in our taxable income, in particular, subscription revenue and royalties and license fees.

Minority interest
      Minority interest represents the net loss from GRAVITY Entertainment Corporation, our Japanese subsidiary, and NEOCYON, our 96.11%-held subsidiary acquired in December 2005, attributable to third-party minority interest holders. We acquired the remaining minority interest in GRAVITY Entertainment Corporation in October 2004 and acquired 96.11% of voting equity of NEOCYON in 2005.

Equity in loss of related joint venture
      Equity in loss of related joint venture represents the 30% of the net loss incurred from our 30% equity investment in Animation Production Committee, a Japanese animation joint venture which we invested through GRAVITY Entertainment Corporation, our Japanese subsidiary. This investment was accounted for using the equity method of accounting.

Net income (loss)
      As a result of the cumulative effects of the reasons stated above, our net income recorded net loss of Won 3,030 million (US$3,000 thousand) in 2005 as compared to net income of Won 28,057 million in 2004.

2004 Compared to 2003
      The following table summarizes our results of operations for the periods indicated.

	Year Ended December 31,

	2003		2004		% Change

	(In millions of Won)
Revenues:
Online games — subscription revenue	W	18,560	W	16,253	(12.4)%
Online games — royalties and license fees		29,727		45,101	51.7
Mobile games		43		376	N/M
Character merchandising, animation and other revenue		1,185		2,696	127.5

Total revenues		49,515		64,426	30.1
Cost of revenues		6,958		10,116	45.4

Gross profit		42,557		54,310	27.6
Gross profit margin(1)		85.9%		84.3%
Operating expenses:
Selling, general and administrative		11,360		13,660	20.2
Research and development		1,597		2,029	27.1

Total operating expenses		12,957		15,689	21.1
Operating income		29,600		38,621	30.5
Operating profit margin(2)		59.8%		59.9%
Other income (expense):
Interest income		94		479	409.6
Interest expense		(6,465)		(4,732)	(26.8)
Foreign currency gains		413		430	4.1
Foreign currency losses		(278)		(1,055)	279.5
Others, net		26		(1)	N/M

Total net other expense		(6,210)		(4,879)	(21.4)
Income before income tax expenses, minority interest, and equity in loss of related joint venture		23,390		33,742	44.3
Income tax expenses		4,250		5,406	27.2

Income before minority interest and equity in loss of related joint venture		19,140		28,336	48.0
Minority interest(3)		—		(17)	N/M
Equity in loss of related joint venture(4)		—		296	N/M

Net income	W	19,140	W	28,057	46.6%

N/ M = not meaningful
Notes:

(1)	Gross profit margin is calculated as gross profit divided by total revenues.

(2)	Operating profit margin is calculated as operating income divided by total revenues.

(3)	Represents the minority interest in GRAVITY Entertainment Corporation, our Japanese subsidiary. We acquired the remaining 50% of voting equity interest in RO Production in October 2004, resulting in RO Production becoming our wholly-owned subsidiary.

(4)	Represents the losses from our 30% equity investment in Animation Production Committee, a Japanese joint venture to produce and market Ragnarok the Animation through GRAVITY Entertainment Corporation, our Japanese subsidiary. This investment was accounted for using the equity method of accounting.

Revenues
      Our total revenues increased by 30.1% to Won 64,426 million in 2004 from Won 49,515 million in 2003, primarily due to:

•	an increase in royalties and license fees from Ragnarok Online to Won 45,101 million in 2004 from Won 29,727 million in 2003, primarily as a result of an increase in royalties and license fees from the overseas markets in which Ragnarok Online had already been commercialized and the commercialization of Ragnarok Online in 9 new markets in 2004 compared to 4 in 2003. The increase in revenue attributable to existing markets was Won 13,795 million and attributable to an entry into new markets was Won 1,579 million; and

•	a 127.5% increase in character merchandising, animation and other revenue to Won 2,696 million in 2004 from Won 1,185 million in 2003, which resulted primarily from a 72.9% increase in character merchandising revenue to Won 2,028 million in 2004 from Won 1,173 million in 2003, a 2,330.77% increase in technical support revenue to Won 316 million from Won 13 million in 2003 and Won 247 million in revenue from animation in 2004 compared to none in 2003;
      which more than offset

•	a 12.4% decrease in subscription revenue to Won 16,253 million in 2004 from Won 18,560 million in 2003. This 12.4% decrease resulted primarily from a 21.4% decrease in subscription revenue in Korea from Ragnarok Online to Won 12,724 million in 2004 from Won 16,186 million in 2003, mainly due to a decrease in playing time by our users of Ragnarok Online in Korea. This decrease was partially offset by a 48.7% increase in the subscription revenue in the United States to Won 3,528 million in 2004 from Won 2,373 million in 2003.

Cost of revenues
      Our cost of revenues increased by 45.4% to Won 10,116 million in 2004 from Won 6,958 million in 2003, which was primarily due to:

•	a 63.4% increase in salaries and wages to Won 4,403 million in 2004 from Won 2,695 million in 2003, mainly as a result of an increase in hiring of game developers and overseas support staff from 130 as of December 31, 2003 to 174 as of December 31, 2004;

•	a 58.4% increase in payments to Won 1,893 million in 2004 from Won 1,195 million in 2003, as a result of an increase in fees we paid to Mr. Myoung-Jin Lee and server housing fees we paid to the KIDC; and

•	a 41.5% increase in depreciation to Won 1,559 million in 2004 from Won 1,102 million in 2003, which mainly resulted from the addition of servers and software in 2004 to better service Ragnarok Online.

Gross profit and margin
      As a result of the foregoing, our gross profit increased by 27.6% to Won 54,310 million in 2004 from Won 42,557 million in 2003.

Operating expenses
      Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 20.2% to Won 13,660 million in 2004 from Won 11,360 million in 2003, primarily due to:

•	a 81.6% increase in salaries and wages to Won 3,156 million in 2004 from Won 1,738 million in 2003, primarily as a result of an increase in the number of employees for administrative and other support functions from 86 in 2003 to 148 in 2004;

•	a 174.7% increase in depreciation expense to Won 989 million in 2004 from Won 360 million in 2003, which mainly resulted from depreciation attributable to leasehold improvements in property and the addition of servers for the introduction of R.O.S.E. Online; and

•	a 9.0% increase in advertising expenses to Won 4,614 million in 2004 from Won 4,233 million in 2003, which resulted from the hosting of the Ragnarok World Championship in August 2004, a significant increase in marketing expenses related to the introduction of R.O.S.E. Online and our participation in the Tokyo Game Show in September 2004.
      Research and development expenses. Our research and development expenses increased 27.1% to Won 2,029 million in 2004 from Won 1,597 million in 2003, primarily due to expensing of all costs, including salaries and wages, and provision for severance indemnities, relating to the development of Requiem and Ragnarok Online II.

Operating income and operating margin
      As a result of the cumulative effects of the reasons stated above, our operating income increased 30.5% to Won 38,621 million in 2004 from Won 29,600 million in 2003, and our operating margin improved to 59.9% in 2004 from 59.8% in 2003.

Net other income (expense)
      Our net other expense decreased 21.4% to Won 4,879 million in 2004 from Won 6,210 million in 2003 primarily due to:

•	a 26.8% decrease in interest expense from Won 6,465 million in 2003 to Won 4,732 million in 2004 as a result of reduction in payment rates on the loan from YNK Korea, effective in March 2003, from 50% of all revenues from Ragnarok Online to 20% for domestic adjusted revenues and to 10% for overseas adjusted revenues from Ragnarok Online despite the significant increase in such revenues;

•	an increase in interest income from Won 94 million in 2003 to W479 million in 2004 resulting from an increase in short-term financial instruments in 2004 which more than offset; and

•	an increase in loss in foreign currency transaction from Won 278 million in 2003 to Won 1,055 million in 2004 resulting from the appreciation of the Won against the U.S. dollar during the period.

Income tax expenses
      We recorded income tax expenses of Won 5,406 million in 2004, as compared to Won 4,250 million in 2003. Our income tax expenses increased as a result of an increase in our taxable income, in particular, royalties and license fees from revenues generated in overseas markets. In 2003 and 2004, we were entitled to a reduced tax rate of 14.85% by virtue of the Special Tax Treatment Control Law of Korea.

Minority interest
      Minority interest represents the net loss from GRAVITY Entertainment Corporation, our Japanese subsidiary, which is attributable to the third-party minority interest holders in 2003 and through October 2004. We acquired the remaining minority interest in GRAVITY Entertainment Corporation in October 2004.

Equity in loss of related joint venture
      Equity in loss of related joint venture represents the 30% of the net loss incurred from Animation Production Committee, the Japanese animation joint venture in which we, through GRAVITY Entertainment Corporation, our Japanese subsidiary, made a 30% equity investment. This investment was accounted for using the equity method of accounting.

Net income
      As a result of the cumulative effects of the reasons stated above, our net income increased 46.6% to Won 28,057 million in 2004 from Won 19,140 million in 2003.

Impact of inflation
      We believe that inflation in Korea and our other principal markets has not had a material impact on our results of operations. Inflation in Korea was 3.6% in 2003, 3.6% in 2004 and 2.7% in 2005.

Impact of foreign currency fluctuations
      See Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

Government, Economic, Fiscal, Monetary or Political Policies or Factors
      See Item 3.D. “Risk Factors — Risks Relating to The Republic of Korea,” Item 4.B. “Business Overview — Laws and Regulations” and Item 10.E. “Taxation.”
5.B.     Liquidity and Capital Resources

Liquidity
      The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,

	2003		2004		2005		2005(1)

							(Unaudited)
	(In millions of Won and thousands of US$)
Cash and cash equivalents at beginning of period	W	560	W	5,405	W	16,405	US$	16,243

Net cash provided by operating activities		15,823		32,642		17,928		17,750
Net cash used in investing activities		(10,564)		(19,007)		(79,046)		(78,263)
Net cash provided by (used in) financing activities		(414)		(2,635)		70,587		69,888

Net increase in cash and cash equivalents		4,845		11,000		9,469		9,375

Cash and cash equivalents at end of period	W	5,405	W	16,405	W	25,874	US$	25,618

Note:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 1,010.0 to US$1.00.
      Prior to the commercial launch of Ragnarok Online in August 2002, our principal sources of liquidity were cash from equity financing and incurrence of debt, including the debt we incurred from YNK Korea. Following the commercial launch of Ragnarok Online, our principal sources of liquidity have been cash flows from our operating activities and equity financing and, to a lesser extent, short-term borrowings. Net cash used in investing activities have consisted primarily of investments in acquisition of interests in companies which develop online games or which provide related products and services. See Note 6 to the notes to our consolidated financial statements included in this annual report. However, our net property and equipment decreased from Won 14,760 million as of December 31, 2004 to Won 11,863 million (US$11,746 thousand) as of December 31, 2005 because land and building of total Won 8,099 million was reclassified to asset held for sale.

      In order to address short-term liquidity needs that may arise from time to time in the course of our business, we have in the past obtained short-term borrowings at market rates from other game developers. In February 2003, we obtained a loan of Won 3 billion at an annual interest rate of 18% from IAMBiz Co., Ltd., which subsequently changed its name to Rhoceo Co., Ltd., to satisfy short-term liquidity needs relating to marketing and promotional activities for Ragnarok Online and for working capital. In September 2003, we fully repaid this loan with cash flows generated from Ragnarok Online. In order to address long-term liquidity needs, we have traditionally resorted to the issuance of equity securities such as the rights offering that we conducted in March 2003. Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We deposit our cash in demand deposits, short-term financial instruments, which primarily consist of time deposits with maturity of one year or less, and money market funds with a rolling maturity of 90 days or less. Our short-term financial instruments increased from Won 1,600 million as of December 31, 2003 to Won 8,900 million as of December 31, 2004 to Won 59,900 million (US$59,307 thousand) as of December 31, 2005 primarily as a result of increased net cash from our operations during the period and to cash raised from issuance of new shares in connection with our initial public offering.
      Cash received in the form of initial license fees are recognized as revenues on a monthly basis over the life of our license agreements as described in Item 5.A. “— Overview — Revenue recognition.” The portion of initial license fees not yet recognized as revenues are reflected in our balance sheet as deferred income. Our total deferred income, both short-term and long-term, increased from Won 4,258 million as of December 31, 2003 to Won 7,597 million as of December 31, 2004 and to Won 8,227 million as of December 31, 2005 primarily due to our recognizing an increased portion of initial license fees that we received in 2003, 2004 and 2005, respectively.
      Cash flows from operating activities. Our increase in net cash provided by operating activities from 2003 to 2004 and decrease from 2004 to 2005 were primarily the result of our recording net income in 2003 and 2004 compared to net losses in 2005. Our increase in net cash provided by operating activities in 2004 compared 2003 reflected an adjustment of (i) Won 3,217 million for depreciation and amortization, (ii) Won 3,339 million for deferred income from the renewal of sales contract, and (iii) Won 913 million for provision for accrued severance benefits. This increase was partially offset by Won 1,465 million in deferred expenses and Won 1,155 million in deferred income taxes that we recorded in 2004. Our decrease in net cash provided by operating activities in 2005 compared 2004 reflected an adjustment of (i) Won 6,232 million (US$6,170 thousand) for deferred income taxes, (ii) Won 2,288 million (US$2,265 thousand) for payment of severance benefits. This decrease was partially offset by Won 7,482 million (US$7,408 thousand) in Misappropriated funds receivable, Won 7,349 million (US$7,276 thousand) in accounts payable and Won 5,370 million (US$5,317 thousand) in depreciation and amortization that we recorded in 2005.
      Cash flows from investing activities. Our increase in net cash used in investing activities from 2003 to 2005 reflected purchases of property and equipment in these years in connection with the general growth of our businesses and the increase in payment of leasehold deposits. In addition, our net cash used in investing activities in 2004 and 2005 reflected the following:

•	our investment in short-term financial instruments in the amount of Won 7,300 million in 2004 and Won 50,969 million (US$50,464 thousand) in 2005;

•	an investment of Won 1,243 million through our Japan subsidiary in the Animation Production Committee, a joint venture for the production and marketing of Ragnarok the Animation, in 2004;

•	an investment of Won 9,193 million (US$9,102 thousand) in TriggerSoft Corporation and NEOCYON, Inc. in 2005; and

•	our purchase of Emil Chronicle Online for Won 6,073 million (US$6,013 thousand) in 2005.
      Cash flows from financing activities. Our net cash provided by financing activities has been primarily affected by the issuance of common shares in 2003 and 2005. In February 2005, we received net proceeds of Won 71,837 million from the sale of 1,400,000 common shares at US$13.5 per ADS (four ADSs are equivalent to one share of our common stock). In March 2003, we received net proceeds of Won 3,206 million from the sale of 2,148,900 common shares at Won 1,500 per share.

Capital resources
      As our overseas operations are conducted primarily through our subsidiaries and our overseas licensees, our ability to finance our operations and any debt that we or our subsidiaries may incur depends, in part, on the payment of royalties and other fees by our overseas licensees and, to a lesser extent, the flow of dividends from our subsidiaries.
      As of December 31, 2005, our primary source of liquidity was Won 25,874 million (US$25,618 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities, will be sufficient to meet our capital needs for at least the next 12 months. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may, however, require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. See note 11 to our audited consolidated financial statements as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In the past, we also raised cash by entering into indebtedness arrangements such as the transaction entered into with YNK Korea as described in Item 5.A. “— Overview — Interest expense.” In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. As of December 31, 2005, we have general borrowing facilities with a limit of Won 1,533 million and have an outstanding balance of borrowing amounting to Won 1,233 million (US$1,221 thousand).
      We expect to have capital expenditure requirements for the ongoing expansion into other markets, including hardware expenditures for continuous expansions and upgrades to our existing server equipment, and also for game development, acquiring and publishing third party game developers or games developed by them and continuing to invest in enhancing our technological, marketing, distribution and service capabilities. We believe that our internal cash flow from operations, together with our proceeds from our initial public offering in February 2005 will be sufficient to satisfy our working capital requirements through at least the first quarter of 2007, including our new game development expenditures for Requiem and Ragnarok Online II.
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
      In developing Ragnarok Online, we obtained an exclusive license from Mr. Myoung-Jin Lee to use the storyline and characters from his cartoon titled Ragnarok for the production of online games, animation and character merchandising. See Item 4.B. “Business Overview — Our products — Massively multiplayer online role playing games — Massively multiplayer online role playing games currently offered — Ragnarok Online” above.

      We are the registered owner of two registered software copyrights to Ragnarok Online and Arcturus, a PC-based game, each of which we have registered with the Program Deliberation and Mediation Committee of Korea. As of December 31, 2005, we owned over 61 registered domain names, including our official website and domain names registered in connection with each of the games we offer. We also had registered trademarks and trademark applications pending at patent and trademark offices in 15 countries covering 12 discrete trademarks, two design patents and three analogous design patents, which are variations of the 11 design patents, registered with the Korea Intellectual Property Office, and registered copyrights covering 11 game characters, in each case as of December 31, 2005.
5.D.     Trend Information
      Trends, uncertainties and events which could have a material impact on our sales, operating revenues and liquidity and capital resources are discussed above in Item 5.A. “— Operating Results” and Item 5.B. “— Liquidity and Capital Resources.”
5.E.     Off-Balance Sheet Arrangements
      In 2005, we began entering into derivatives arrangements to hedge against the risk of foreign currency fluctuations. As of December 31, 2005, we had an agreement with a financial institution for foreign currency forward contract up to the limit of US$5,000 thousand, although we did not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. As of June 26, 2006, we have foreign currency forward contracts in the amount of US$1,000 thousand. See Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”
5.F.     Contractual Obligations
      The following table sets forth a summary of our contractual cash obligations due by period as of December 31, 2005.

	Payments Due by Period

			Between 1		Between 3		Beyond
	Up to 1 Year		and 3 Years		and 5 Years		5 Years		Total

	(In millions of Won)
Long-term debt obligations	W	572	W	419	W	273	W	205	W	1,469
Operating lease obligations		3,262		2,882		—		—		6,144
Purchase obligations		2,400		—		—		—		2,400

Total	W	6,234	W	3,301	W	273	W	205	W	10,013

      Long-term debt obligations. We have financed our operations primarily through incurrence of debt from financial institutions, cash flows from operations as well as equity investments by our founder and current shareholders.
      Operating lease obligations. With respect to our operating lease obligations, the lease payments due by December 31, 2006 are Won 3,170 million, Won 24 million, Won 4 million, Won 4 million and Won 60 million for our principal offices in Seoul, offices for our subsidiary in the United States, offices for our subsidiary in Japan, offices for NEOCYON and offices for Mados, Inc., a Russian subsidiary of Cybermedia International, Inc, which is a wholly-owned subsidiary of NEOCYON in Russia, respectively. The lease terms expire in December 2007, April 2006, February 2006, April 2006 and July 2006, respectively, for our principal offices in Seoul, offices for our subsidiary in the United States, offices for our subsidiary in Japan, offices for NEOCYON and offices for Mados Inc., respectively. The renewal terms in all of the leases are subject to market conditions.
      Purchase obligations. Our purchase obligations consist of acquiring exclusive distribution rights of the online games. In 2005, we entered into publishing agreements to acquire exclusive distribution rights of the online games, STYLIA and Time N Tales which were under development by Sonnori Co., Ltd. and Ndoors

Corp., respectively. The purchase obligations due by December 31, 2005 are Won 1,000 million and Won 1,400 million for STYLIA and Time N Tales, respectively.
      In December 2005, we entered into an agreement with Movida Investment Inc., SOFTBANK CORP. and other eight companies to invest in “Online Game Revolution Fund No. 1” amounting to Japanese Yen 1,000 million as a limited partner with 10% interest of the total fund and paid initial payment of Japanese Yen 100 million. Upon 30 days’ prior written notice by general partner, Movida Investment Inc., we shall pay the outstanding portion of contribution. At December 31, 2005, we do not estimate the time of notice. Therefore, the above table does not include the investment obligation of Japanese Yen 900 million due as of December 31, 2005. In accordance with the agreement, the investment term is 5 years from the effective date, which is January 1, 2006.
      For a description of our commercial commitments and contingent liabilities, see note 10 of the Notes to our consolidated financial statements included elsewhere in this annual report.
      For a description of our legal proceedings, see Item 8.A. “Financial Information — Legal Proceedings.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.     Directors and Senior Management
      The names and positions of our directors and executive officers are set forth below. The business address of all of our directors and executive officers is our registered office at 14th floor of Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul 135-934, Korea.
Executive Directors

Name	Position

Il Young Ryu	Chairman, President, Representative Director and Chief Executive Officer
Seung Taik Baik	Executive director and Chief Marketing Officer
      Il Young Ryu, our chairman of the board of directors and President, has served as our chief executive officer since September 21, 2005. Mr. Il Young Ryu is also currently the chief executive officer of EZER Inc, our largest shareholder. In 2004, he founded CJ Internet Japan and served as its chief executive officer. In 2003, Mr. Ryu held “Online Game Fantasy Star” event with the Softbank group. In 2002, Mr. Ryu formed an alliance between Techno Blood Inc. and Dasan Venture and managed Techno Blood & Dasan, the first Korea-Japan IT Fund. In 2001, he organized a Korea/ Japan Bridging Business for Cultural Exchange between Korea & Japan. In 1999, Mr. Ryu founded Techno Blood Inc.
      Seung Taik Baik, our chief marketing officer, has served as a director since December 2005 and executive director since March 31, 2006. Mr. Baik has also served as the chief executive officer of NEOCYON, Inc. from 2000. Mr. Baik served as the local representative for Northeast Asia of Entrepreneurs Organization in 2004, and has served as the president of the Korea branch of Entrepreneurs Organization from 2005.
Independent Directors
      Under the Nasdaq listing requirements, a majority of our board of directors is required to consist of independent directors. The independence standards under the Nasdaq rules exclude, among others, any person who is a current or former employee of a company (for the current year or the past three years) or of any of its affiliates, as well as any immediate family member of an executive officer of a listed company or of any of its affiliates. The following individuals currently serve as members of our board of directors who we believe satisfy the independence requirements under the Nasdaq listing requirements.

Name	Position

James Jinho Chang	Independent director and audit committee member
Yongho Park	Independent director and audit committee member
Jungil Lee	Independent director and audit committee member
      James Jinho Chang was elected as our independent director and member of the audit committee at our shareholders’ meeting in March 2006. Mr. Chang is currently an associate professor at Yonsei University and has been in such position since 2001. Mr. Chang has also served as an adviser of SBSi since 2001. Mr. Chang has also worked as a research fellow for corporate governance service in Korea Stock Exchange since 2001. Mr. Chang was the chief financial officer of SBSi from 2000 to 2001 and an assistant professor at the Wharton School of the University of Pennsylvania from 1998 to 2000. Mr. Chang is a certified public accountant licensed in the state of California.
      Jungil Lee was elected as our independent director and member of the audit committee at our shareholders’ meeting in March 2006. Mr. Lee is currently the managing attorney of Daesung International Law Office. Mr. Lee is a member of both the Korean and New York bar associations. Mr. Lee is a member of Committee to review the Citizens’ Request for Audit based on Article 40 of Anti-Corruption Act at the Board of Audit and Inspection of Korea since February 2006. Mr. Lee was an outside director of Pyeong Hwa Automotive Co., Ltd. from March 2002 to March 2005.
      Yongho Park was elected as our independent director and member of the audit committee at our shareholders’ meeting in March 2006. Mr. Park has served as chairman of Valmore Partners, a strategic management consulting firm, since 2005. Mr. Park was the chief executive officer and president of Pernod Ricard Korea from 2001 to 2004 and an executive vice president of sales at Doosan Seagram and Seagram Korea from 1998 to 2001.
Executive Officers
      In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Position

Kyu Hyeong Lee	Senior Executive Vice President of Human Resources and Chief Compliance Officer
James O. Kwon	Chief Financial Officer
Won Seok Choi	Chief Technology Officer
      Kyu Hyeong Lee has served as our senior executive vice president of human resources since April 2005 and chief compliance officer since February 2006. Mr. Lee worked as a human resources consultant for the Interim Management Service, a management consulting company, from August 2004 to April 2005 and as a director of human resources at Cisco Systems Corp./Korea from June 2002 to August 2004. Mr. Lee also worked at Tyco International Ltd./Asia Region from June 1999 to April 2002.
      James Ohsung Kwon has served as our chief financial officer since January 2006. Prior to joining us, Mr. Kwon served as a principal at LG Venture Investment from January 2000 to December 2005. Mr. Kwon also was previously a consultant with PwC Consulting in Korea from January 1997 to December 1999. Mr. Kwon has been involved in investments over 15 Korean venture companies.
      Won Seok Choi has served as our chief technology officer since December 2005. Prior to joining us, Mr. Choi was the chief executive officer and chief technology officer of Tiz Co., Ltd., an online game developer, from September 2002 to February 2005. Mr. Choi served as chief technology officer at

MirionSystem Co., Ltd., an online game developer, from February 2001 to August 2002 and as team leader at Enterone Corp., an online game developer from December 1999 to February 2001. Having approximately ten years of experience in the online game industry, Mr. Choi participated in the development of over ten online games.
      The registered address of our directors and executive officers is 14th floor of Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul 135-934, Korea.
6.B.     Compensation
      We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2005, the aggregate amount of compensation paid by us to all directors and executive officers was Won 1,074 million (US$1,063 thousand), which excludes Won 141 million (US$140 thousand) set aside or accrued to provide for retirement or similar benefits to our executive officers. At our general meeting of shareholders held on March 31, 2006, our shareholders approved an aggregate amount of up to Won 1.4 billion as compensation for our directors for 2006.
      Under the Labor Standard Act and the Employee Retirement Benefit Security Act, we are required to pay a severance amount to eligible employees, who voluntarily or involuntarily terminate their employment with us, including through retirement. The severance amount for our officers and directors equals the monthly salary at the time of his or her departure, multiplied by the number of continuous years of service, and further multiplied by a discretionary number set forth in our severance payment regulation, which depending on the position of the officer or director ranges from two to three. As of December 31, 2005, we provided Won 588 million (US$582 thousand), being 100% of our severance liability as of such date.
      We maintain a directors’ and officers’ liability insurance policy covering certain potential liabilities of our directors and officers.
6.C.     Board Practices
Board of directors
      Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as currently in effect, provide for a board of directors comprised of not less than three directors and also provide for an audit committee, a compensation committee and a director nomination committee. We currently have 5 members serving as members of our board of directors. The directors are elected at a shareholders’ meeting by a majority vote of the shareholders present or represented, which majority is not less than one-fourth of all issued and outstanding shares with voting rights, so long as not less than one third of all issued and outstanding shares with voting rights are present at the shareholders’ meeting.
      Each of our directors is elected for a term of three years, which may be extended until the close of the annual general meeting of shareholders convened in respect to the last fiscal year of such director’s term. However, directors may serve any number of consecutive terms and may be removed from office at any time by a special resolution adopted at a general meeting of shareholders.
      The board of directors elects one or more representative directors from its members. A representative director is authorized to represent and act on behalf of such company and has the authority to bind such company. A company may have (i) one sole representative director, (ii) two or more co-representative directors or (iii) two or more joint representative directors. The powers and authorities of a sole representative director and any co-representative directors are exactly the same while the only distinction for joint representative directors is that they must act jointly (i.e., all of the joint representative directors must act together in order to bind the company while co-representative directors may act independently). Currently our board of directors has elected Il Young Ryu as our representative director. Under the Korean Commercial Code and our articles of incorporation, any director with special interest in an agenda of a board meeting may not exercise his voting rights in such board meeting.

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
Committees of the board of directors
      Under our articles of incorporation, we currently have three committees that serve under our board of directors:

•	the audit committee;

•	the director nomination committee; and

•	the compensation committee.

Audit committee
      Under the U.S. Sarbanes-Oxley Act and the Nasdaq listing requirements, non-U.S. issuers such as ourselves are required to comply with the Nasdaq audit committee requirements by July 31, 2005. To comply with the Securities and Exchange Commission rules and regulations and the Nasdaq listing requirements regarding the need for, and composition of, an audit committee, we established an audit committee at our extraordinary shareholders meeting in December 2004.
      The audit committee currently consists of the following directors: James Jinho Chang, Yongho Park, Jungil Lee, all of whom are independent as set forth in the Nasdaq listing requirements. All of our independent directors are financially literate and have accounting or related financial management expertise. Our board of directors has determined that James Jinho Chang is an “audit committee financial expert,” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act. The audit committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. Under the Korean Commercial Code, if a company establishes an audit committee, such company is not permitted to have a statutory auditor. The audit committee is chaired by James Jinho Chang.

Director nomination committee
      The Director nomination committee consists of the following three directors, James Jinho Chang, Yongho Park and Jungil Lee, all of whom are independent as set forth in the Nasdaq listing requirements. This committee will be responsible for recommending and nominating candidates for our director positions and related matters. The committee is currently chaired by Jungil Lee.

Compensation committee
      The Compensation committee consists of following three directors, James Jinho Chang, Yongho Park, Jungil Lee, all of whom are independent as set forth in the Nasdaq listing requirements. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee is currently chaired by Yongho Park.

6.D.     Employees
      As of December 31, 2005, we had 507 full-time employees, of whom 478 were located in Korea and 29 were stationed overseas. The following table sets forth the number of our employees by department as of the dates indicated.

	December 31,

	2003	2004	2005

Senior management	4	7	8
Finance	4	8	13
Marketing	18	27	43
Game development and support	225	357	443

Total	251	399	507

      We do not have a labor union and none of our employees are covered by collective bargaining agreements. We have a labor-management council as required under the Act on the Promotion of Workers’ Participation and Cooperation. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or work stoppages.
      As of December 31, 2005, GRAVITY Interactive, Inc. employed 22 employees in the United States, GRAVITY Entertainment Corporation employed two employees in Japan, TriggerSoft employed 32 employees and NEOCYON employed 40 employees. None of the employees of GRAVITY Interactive, GRAVITY Entertainment, TriggerSoft or NEOCYON are represented by a labor union or covered by a collective bargaining agreement.
      We have entered into a standard annual employment contract with most of our officers, managers and employees. These contracts include a covenant that prohibits the officer, manager or employee from engaging in any activities that compete with our business during, and for six months after, the period of their employment with our company.
      Under the Labor Standard Act and the Employee Retirement Benefit Security Act, employees with more than one year of service with us are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by the number of continuous years of employment. In addition, we provide our registered directors with a lump sum payment upon voluntary or involuntary termination of their employment in the amount of two to three times the monthly salary of the departing registered directors at the time of termination of employment.
      Pursuant to the Korean National Pension Law, we are required to pay 4.5% of each employee’s annual wages to the National Pension Corporation. Our employees are also required to pay 4.5% of their annual wages to the National Pension Corporation. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. The total amount of contributions we made to the National Pension Corporation in 2003, 2004 and 2005 was Won 268 million, Won 537 million and Won 910 million (US$901 thousand), respectively.
6.E.     Share Ownership
      Some of our directors and officers own our common shares. See Item 7.A. “Major Shareholders.”
Stock option plan
      Under our articles of incorporation and the Act on Special Measures for the Promotion of the Venture Business, we may grant options for the purchase of our shares to certain qualified officers, employees and third parties. Set forth below are the details of our stock option plan as currently contained in our articles of incorporation.

•	Stock options may be granted to our officers and employees who have contributed or are qualified to contribute to our establishment, management, overseas business and technical innovation. Notwithstanding the foregoing, no stock options may be granted to any executive officer or employee who is (i) our largest shareholder, (ii) a holder of 10% or more of our shares outstanding, (iii) certain specially related persons of the person set forth in (i) and (ii) above, or (iv) a shareholder who would own 10% or more of our shares upon exercise of options granted under the stock option plan.

•	Stock options may be granted by a special resolution of our shareholders with the aggregate number of shares issuable not to exceed 50% of the total number of our then issued and outstanding common shares.

•	Upon exercise of stock options, we will deliver our common shares or pay in cash the difference between the market price of our shares and the option exercise price.

•	Stock option granted under the stock option plan, in case new shares are issued, will have a minimum exercise price equal to the higher of (i) the market price of our shares calculated pursuant to the method under the Inheritance and Gift Tax Law and (ii) the par value of our shares, and in other cases, will have a minimum exercise price equal to or higher than the market price of our shares calculated pursuant to the method under the Inheritance and Gift Tax Law.

•	Stock options can vest after two years from the stock option grant date and can be exercised up to five years from the vesting date. The stock option may be cancelled by a resolution of our board of directors if (i) the officer or employee who holds the option voluntarily resigns or is discharged from office prior to the vesting date; (ii) the officer or employee who holds the option causes material damage to us by willful misconduct or negligence; (iii) we are unable to deliver our shares or pay the prescribed amount due to bankruptcy or dissolution, or (iv) the occurrence of any cause for cancellation of stock options specified in the stock option agreement.
      On December 24, 2004, our shareholders approved the implementation of our employee stock option plan and the granting of stock options under this plan to our directors, officers and employees.
      Each stock option confers the right on the grantee to purchase one share of our common stock at the exercise price. The exercise price for these stock options are, in the case of some senior employees, Won 55,431 per share, representing the price per share of our common shares (or ADS equivalent) offered to the public in our initial public offering of February 2005, and in the case of all other eligible employees, Won 45,431 per share, representing the price per share offered to the public less Won 10,000 per share. A total of 197,400 shares of stock options were outstanding, representing 2.8% of our total number of shares issued as of December 31, 2005, consisting of (i) 8,000 shares issued to directors and officers and (ii) 189,400 shares were issued to a total of 222 eligible employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.     Major Shareholders
      The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of June 26, 2006, by each person known to us to own beneficially 5% or more of our common shares based on 6,948,000 of our common shares outstanding. None of our common shares entitles the holder to any preferential voting rights. Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission, and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities.

	Number of
	Shares	Percentage
	Beneficially	Beneficially
Name	Owned	Owned

EZER, Inc.(1)	3,640,619	52.39%
Moon Capital Master Fund LP(2)	549,296	7.90%
Ramius Capital Group, L.L.C.(3)	503,837	7.25%
Government of Singapore Investment Corporation Pte Ltd(4)	416,541	5.99%

Notes:

(1)	On August 30, 2005, Mr. Jung Ryool Kim, our former controlling shareholder and Chairman, sold all of our shares that Mr. Kim and his family members owned to EZER Inc., a Japanese Company (“EZER”), pursuant to a stock purchase agreement by and among Jung Ryool Kim, Ji Young Kim, Young Joon Kim, Ji Yoon Kim and EZER dated August 30, 2005. Pursuant to the share sale transaction, EZER became our largest shareholder. EZER, which is 100% owned by our Chairman and CEO, Il Young Ryu, is the operator of an investment fund established pursuant to a contractual relationship known in Japan as a “tokumei kumiai” (“TK Relationship”) with Techno Groove, Inc. a Japanese company and a wholly-owned subsidiary of Asian Groove, Inc., a Japanese company (“Asian Groove”). The TK Relationship, which is governed by the Commercial Code of Japan, is used in Japan as a means of making and managing investments, and under the investment fund agreement for the TK Relationship (the “TK Agreement”), EZER acts as the operator of a fund, established in Japan under the name of “Asian Star Fund,” using the capital contribution made by Techno Groove as an investor in the fund. Asian Star Fund was established for the sole purpose of investing in our shares.

In accordance with a Schedule 13/D filed by Techno Grove, among others, their investment in the Asian Star Fund was financed through a loan from Son Assets Management Inc. (“SAM”), a Japanese company, in the amount of Japanese Yen 40 billion. In exchange, Asian Groove, a Japanese company and the parent company of Techno Groove, pledged all of its shares of GungHo Entertainment Online, Inc. (“GungHo”) in custody with Techno Groove, which in turn pledged such shares to SAM.

Under the terms of the TK Agreement, EZER, as the operator of Asian Star Fund, exercises the sole right, with respect to ownership and voting right of common shares of companies invested in by the Asian Star Fund. Asian Star Fund’s sole investment is in our shares. Techno Groove has no voting or investment power with respect to the securities held by Asian Star Fund. The term of the TK is one year, subject to automatic one-year renewals, unless terminated by either party upon three months prior notice. Upon such termination, the assets of Asian Star Fund must be distributed to Techno Groove by EZER.

We have in the ordinary course of business, entered into various contracts with GungHo. See Item 4.B. “Information on the Company — Business Overview — Our Markets — Overseas Markets” and Item 10.C. “Additional Information — Material Contracts.”

(2)	As reported in a Schedule 13D/A filed on June 1, 2006. Consists of shares beneficially owned by Moon Capital Master Fund Ltd., Moon Capital Leveraged Master Fund Ltd., Moon Capital Management LP, JWM Capital LLC and John W. Moon.

(3)	As reported in Schedule 13D/A filed on June 1, 2006. Consists of shares beneficially owned by Starboard Value and Opportunity Master Fund Ltd., Parche LLC, RCG Ambrose Master Fund, Ltd., RCG

Halifax Fund, Ltd., Ramius Master Fund, Ltd., Ramius Fund III, Ltd, Admiral Advisors, LLC, Ramius Advisors, LLC, Ramius Capital Group, L.L.C. Safe Harbor Master Fund, L.P., Safe Harbor Investment Ltd., and Jeffrey M. Solomon.

(4)	As reported in Schedule 13G/A filed on January 18, 2006. Consists of shares beneficially owned by Government of Singapore Investment Corporation Pte Ltd., Government of Singapore and Monetary Authority of Singapore.
      To the best of our knowledge, as of March 31, 2006, approximately 41.6% of our common shares were held in the United States (in the form of common shares or ADSs). Also to the best of our knowledge, we had approximately 875 beneficial holders of our shares (in the form of ADSs) in the United States as of December 29, 2005.
7.B.  Related Party Transactions
      Until December 31, 2005, we leased our headquarters space from Mr. Jung Ryool Kim, our former largest shareholder and chairman, at a monthly rent of Won 33 million and a monthly management fee of approximately Won 20 million, together with a security deposit of Won 3.8 billion. Under customary practice in Korea, the security deposit refers to a lump-sum refundable deposit, which essentially has the economics of an interest-free loan, that the lessee gives to the lessor at the beginning of the lease term in exchange for an elimination or reduction of periodic rental payments. At the end of the lease term, the security deposit is returned to the lessee. Normally, the amount of the security deposit is significantly greater than the monthly rent and therefore is entitled to protection under Korean law in order for the lessee to secure refund of the security deposit from the lessor. In order to secure the return of the security deposit, we have obtained and registered a security interest in the leased building under Korean law. This lease was entered into on August 1, 2004 and terminated on December 31, 2005.
      Upon EZER’s purchase of our shares owned by the former Chairman and his family on August 30, 2005, we no longer consider the former Chairman to be a related party of Gravity. We have not, in any event, entered into any material agreements with the former Chairman or his family members subsequent to such change of control.
Relationship with GRAVITY Interactive, Inc.
      In April 2003, we entered into an agreement with GRAVITY Interactive, Inc., for the service and distribution of Ragnarok Online in the United States and Canada pursuant to which GRAVITY Interactive, Inc. agreed to remit dividends to us based on a percentage of earnings.
Relationship with GRAVITY Entertainment Corporation and the Animation Production Committee
      From March to June 2004, we provided a series of loans in the aggregate amount of Japanese Yen 35 million, at an annual interest rate of 9%, to GRAVITY Entertainment Corporation, formerly RO Production Co., Ltd., our then 50%-owned subsidiary in Japan, for the production and marketing of Ragnarok the Animation and for working capital purposes. These loans have been fully repaid. In October 2004, we purchased from GungHo Online Entertainment Inc., which at the time owned the remaining 50% interest in GRAVITY Entertainment, their ownership interest in GRAVITY Entertainment for a purchase price of zero, making us the 100% shareholder of GRAVITY Entertainment. GungHo Online Entertainment Inc. is our licensee in Japan for Ragnarok Online.
      Under a consortium agreement which became effective in April 2004 between GRAVITY Entertainment and other parties to Animation Production Committee, a Japanese joint venture for the production and marketing of Ragnarok the Animation, GRAVITY Entertainment was obligated to contribute Japanese Yen 117 million plus a 5% tax, amounting to Japanese Yen 123 million, to the joint venture. As a shareholder of GRAVITY Entertainment, we funded this contribution amount in full in the form of additional capital injection.

      On October 1, 2004, we granted to the joint venture the license for Ragnarok Online, in order for the joint venture to produce animation based on Ragnarok Online.
      Pursuant to an arrangement between GRAVITY Entertainment and the joint venture, GRAVITY Entertainment is required to remit 70% of the revenues from its animation business to the joint venture. As of December 31, 2005, the amount due and payable to the joint venture by GRAVITY Entertainment amounted to Japanese Yen 15 million.
      Pursuant to an export and copyright authorization agreement, effective in April 2004, between GRAVITY Entertainment and us, we have the exclusive license to sell Ragnarok the Animation, produced by the joint venture in which GRAVITY Entertainment participates, to countries in Southeast Asia, which include Vietnam, Laos, Cambodia, Thailand, Malaysia, Singapore, Indonesia, the Philippines, Taiwan, China and Hong Kong.
Relationship with Rhoceo Co., Ltd.
      On February 20, 2003, IAMBiz Co., Ltd, whose name was changed to Rhoceo Co., Ltd. in November 2004, extended a loan in the amount of Won 3 billion to us at an annual interest rate of 18%, which we used to satisfy our short-term liquidity needs. We repaid this loan in full in 2003 and no balance is currently outstanding. In October 2003, we disposed of our sticker photo division, together with mobile phones and digital and other cameras, to IAMBiz for proceeds of Won 510 million. In December 2003, we also disposed of our license to a horse racing game to IAMBiz for proceeds of Won 20 million.
      In August 2005, the Company paid Won 200 million to Rhoceo Co., Ltd. for licensing rights to a game under development by Rhoceo Co., Ltd. and recorded the payment as research and development expense. Rhoceo Co., Ltd., which was under the control of the former Chairman, ceased to be our related party on August 30, 2005 upon the change of control by the former Chairman.
Relationship with TriggerSoft Corporation
      On May 2, 2005, we made a one-year loan in the amount of Won 500 million to TriggerSoft Corporation, the developer of our R.O.S.E. Online game, at an annual interest rate of 9% payable monthly in arrears. On August 26, October 26, 2005, April 10, 2006, and June 9, 2006, we made loans in the amount of Won 300 million, Won 500 million, Won 40 million and Won 60 million, respectively, at an annual interest of 9% payable monthly in arrears with one-year term to TriggerSoft.
Relationship with NEOCYON, Inc.
      We acquired 96.11% of the outstanding common stocks of NEOCYON for an aggregate purchase price of Won 7,716 million in cash pursuant to a series of share purchase transactions which took place in November and December 2005. Mr. Seung Taik Baik, our director and chief marketing officer, has been the chief executive officer of NEOCYON.
      We extended a loan in the amount of US$1.5 million to Mados, Inc., a Russian subsidiary of Cybermedia International Inc, which is a subsidiary of NEOCYON, on February 28, 2006, at an annual interest rate of 4.9% payable monthly in arrears.
Relationship with Rople-net
      In 2003, we invested Won 1,000 million in the mobile business of Rople-net Co., Ltd. which was a subsidiary of Rhoceo Co., Ltd., and recovered Won 223 million and gave up our rights to the remainder of investment, and purchased right to software, among other assets, totaling Won 123 million from Rople-net. In August 2004, we also acquired tangible assets totaling Won 53 million from Rople-net. Rople-net., in turn, under the control of the former Chairman, is no longer deemed to be our affiliate as a result of the sale of our shares by the former Chairman to EZER.

7.C.     Interests of Experts and Counsel
      Not applicable

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information
Financial Statements
      All relevant financial statements are included in “Item 18. Financial Statements.”
Legal Proceedings

Class action complaints
      In May 2005, a number of putative class action complaints were filed against us and certain of our directors and executive officers in the United States District Court for the Southern District of New York on behalf of all purchasers of our ADSs traceable to the prospectus and registration statement prepared and distributed in connection with our initial public offering and/or purchasers of our ADSs in the open market during the period from February 7, 2005 to May 12, 2005. Each of the complaints alleges that certain statements made in the prospectus and the registration statement and our subsequent press releases were materially false and misleading in violation of certain provisions of the federal securities laws in that we failed to disclose and/or misrepresented: (i) that our core product, Ragnarok Online, which traditionally has accounted for approximately 95% of our revenue, was, at the time of the initial public offering, suffering from declining customer demand, increased competition and, contrary to the appearance of the growth presented in the prospectus, in a material state of decline in terms of sales; (ii) that our mobile animation business was then being negatively impacted by material adverse trends and had substantially disintegrated; and (iii) that our royalties and license fees business was then being negatively impacted by certain material adverse trends in our operations in China, which was in a state of decline despite the growth potential of the overall Chinese market for online games as presented in the prospectus. The plaintiffs seek unspecified compensatory and rescissory damages, costs and expenses from the defendants. We believe these suits are without merit, and intend to defend against them vigorously.
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
      Holders of outstanding common shares on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the common shares or any subsequent transfer of the common shares. Payment of annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, and payment of interim dividends, if any, will be made in the same year after approval by our board of directors, in each case, subject to certain provisions of our articles of incorporation and the Korean Commercial Code. See Item 10.B. “Articles of Incorporation — Description of Capital Stock — Dividend Rights.”
      Subject to the terms of the deposit agreement for the ADSs, you will be entitled to receive dividends on common shares represented by ADSs to the same extent as the holders of common shares, less the fees and expenses payable under the deposit agreement in respect of, and any Korean tax applicable to, such dividends. See Item 10.E. “Taxation — Korean Taxes — Taxation of Dividends.” The depositary will generally convert the Won it receives into U.S. dollars and distribute the U.S. dollar amounts to you. For a description of the U.S. federal income tax consequences of dividends paid to our shareholders, see 10.E. “Taxation — U.S. Federal Income Tax Consideration for U.S. Persons — Equity Securities — Taxation of Dividends.”

8.B.	Significant Changes
      Not Applicable.

ITEM 9.	THE OFFER AND LISTING

9.A.	Offer and Listing Details
Common Stock
      Our common shares are not listed on any stock exchange or organized trading market, including in Korea. There is no public market for our common shares, although a small number of our common shares are traded in off-market transactions involving private sales primarily in Korea.
ADSs
      Following our initial public offering on February 8, 2005, the ADSs have been issued by The Bank of New York as depositary and are listed on the Nasdaq Stock Market’s National Market under the symbol “GRVY.” Each ADS represents one-fourth of one share of our common stock. As of June 29, 2006, 11,714,056 ADSs representing 2,928,514 shares of our common stock were outstanding.
      The table below shows the high and low trading prices on the Nasdaq for the outstanding ADSs since January 1, 2005. Each ADS represents one-quarter of one share of our common stock.

	Price

Period	High	Low

	(In US$)
2005
First Quarter	13.77	8.04
January	N/A	N/A
February	13.77	10.30
March	11.90	8.04
Second Quarter	9.72	5.30
April	9.50	8.02
May	9.72	5.30
June	8.70	6.30
Third Quarter	12.14	5.90
July	10.05	6.01
August	12.14	5.90
September	10.95	7.70
Fourth Quarter	8.64	6.10
October	8.64	6.70
November	7.15	6.24
December	7.25	6.10
2006 (through June 29, 2006)
First Quarter	9.75	6.00
January	7.37	6.63
February	7.58	6.65
March	9.75	6.00
Second Quarter (through June 29, 2006)	9.75	6.83
April	9.75	8.10
May	9.05	7.50
June (through June 29, 2006)	8.03	6.83

9.B.	Plan of Distribution
      Not applicable.

9.C.	Markets
      See Item 9.A. “Offering and Listing Details.”

9.D.	Selling Shareholders
      Not applicable.

9.E.	Dilution
      Not applicable.

9.F.	Expenses of the Issue
      Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share Capital
      See Item 10.B. “Articles of Incorporation.”

10.B.	Articles of Incorporation
      The section below provides summary information relating to the material terms of our capital stock and our articles of incorporation. It also includes a brief summary of certain provisions of the Korean Commercial Code and related Korean law, all as currently in effect.
General
      Our total authorized share capital is 40,000,000 shares, which consists of common shares and non-voting preferred shares, each with a par value of Won 500 per share. Under our articles of incorporation, holders of non-voting preferred shares are entitled to dividends of not less than 1% and up to 15% of the par value of such shares, the exact rate to be determined by our board of directors at the time of issuance, provided that the holders of preferred shares shall be entitled to receive dividends at a rate not lower than that determined for holders of common shares. Under our articles of incorporation, we may not issue any class of shares which are redeemable.
      Under our articles of incorporation, we are authorized to issue non-voting preferred shares up to 2,000,000 shares.
      As of June 29, 2006, 6,948,900 common shares were issued and outstanding. We have not issued any equity securities other than common shares. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. Pursuant to our articles of incorporation, we may issue additional common shares without further shareholder approval. The unissued shares remain authorized until an amendment to our articles of incorporation changes the status of the authorized shares to unauthorized shares.
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

      We may issue new shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights if the new shares are issued:

•	through a general public offering pursuant to a resolution of the board of directors of no more than 50% of the total number issued and outstanding shares;

•	to the members of the employee stock ownership association;

•	upon exercise of a stock option in accordance with our articles of incorporation;

•	in the form of depositary receipts of no more than 50% of the total number issued and outstanding shares;

•	to induce foreign direct investment necessary for business in accordance with the Foreign Investment Promotion Act of no more than 50% of the total number issued and outstanding shares;

•	to domestic or overseas financial institutions, corporations or individuals for the purpose of raising funds on an emergency basis;

•	as necessary for the inducement of technology, to certain companies under an alliance arrangement with us; or

•	by a public offering or subscribed for by the underwriters for the purpose of listing on the Stock Market Division or KOSDAQ Market Division of the Korea Exchange of no more than 50% of the total number issued and outstanding shares.
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
      Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our articles of incorporation, the following matters require approval by the holders of at least two-thirds of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

•	amending our articles of incorporation;

•	removing a director;

•	effecting a capital reduction;

•	effecting any dissolution, merger or consolidation with respect to us;

•	transferring all or any significant part of our business;

•	acquiring all of the business of any other company or a part of the business of any other company having a material effect on our business;

•	issuing new shares at a price below the par value; or

•	any other matters for which such resolution is required under relevant law and regulations.
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
      The record date for annual dividends is December 31 of each year. For the purpose of determining shareholders entitled to annual dividends, the register of shareholders will be closed for the period from January 1 to January 31 of each year. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the shares, we may, on at least two weeks’ public notice, set a record date and/or close the register of shareholders for not more than three months. The trading of shares and the delivery of share certificates may continue while the register of shareholders is closed.
Annual report
      At least one week before the annual general meeting of shareholders, we must make our annual business report, auditor’s report and audited non-consolidated financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of such reports, financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.
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
      Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, investment trust companies, futures trading companies, internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See Item 10.D. “Exchange Controls.”
      Our transfer agent is Hana Bank, located at 101-1, Euljiro 1-ga, Jung-gu, Seoul, Korea.
Acquisition of our shares
      We may not acquire our own common shares except in limited circumstances, such as reduction of capital and acquisition of our own common shares for the purpose of granting stock options to our officers and employees. Under the Korean Commercial Code, except in the case of a capital reduction (in which case we must retire the common shares immediately), we must resell any common shares acquired by us to a third party (including to a stock option holder who exercised his or her stock option) within a reasonable time. Except in limited circumstances, corporate entities in which we own a 50% or greater equity interest may not acquire our common shares.

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
      We have not entered into any material contracts other than in the ordinary course of business and other than those described below or otherwise as described in Item 4. “Information About the Company” or elsewhere in this annual report.
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
Share Purchase Agreement between Moon Kyu Kim and GRAVITY Co., Ltd.
      On May 3, 2005, we entered into an agreement with each of three shareholders of TriggerSoft Corporation, including Mr. Moon Kyu Kim, a 45.5% shareholder of TriggerSoft Corporation, to purchase from such shareholders an aggregate of 75% of the equity interest in TriggerSoft for Won 1.36 billion in cash. On May 12, 2005, we entered into agreements with two other shareholders of TriggerSoft to acquire an additional 13% equity interest in TriggerSoft for Won 254 million.
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

Exclusive Ragnarok License and Distribution Agreement between Level Up! Interactive S.A. and GRAVITY Co., Ltd.
      On August 15, 2004, we entered into an agreement with Level Up! Interactive SA, our licensee in Brazil, under which we granted Level Up! Interactive S.A. an exclusive right to license from us, and sublicense to third parties approved by us, the distribution rights for Ragnarok Online in Brazil for an initial license fee of US$250,000 payable and a monthly royalty payment, payable in U.S. dollars, equal to 25% of the licensee’s monthly revenue from Ragnarok Online subscription. The term of the agreement is for two years from the date of commercialization of Ragnarok Online in Brazil, subject to renewal on a yearly basis. The agreement may be terminated in the event of bankruptcy of or a material breach by either party, including the licensee’s failure to pay licensing fee in a timely manner.
Exclusive Ragnarok Software License Agreement Level Up! Network India Pvt. Ltd. and GRAVITY Co., Ltd.
      On May 24, 2004, we entered into an agreement with Level Up! Network India Pvt. Ltd., our licensee in India, under which we granted Level Up! Network India Pvt. Ltd. an exclusive right to license from us, and sublicense to third parties approved by us, the distribution rights for Ragnarok Online in India for an initial license fee of US$250,000 payable and a monthly royalty payment, payable in U.S. dollars, equal to 25% of the licensee’s monthly revenue from Ragnarok Online subscription. The term of the agreement is for two years from the date of commercialization of Ragnarok Online in India, subject to renewal on a yearly basis. The agreement may be terminated in the event of bankruptcy of or a material breach by either party, including the licensee’s failure to pay licensing fee in a timely manner.
Lease Agreement, dated August 1, 2004, between Jung Ryool Kim and GRAVITY Co., Ltd.
      On August 1, 2004, we entered into a lease agreement with Jung Ryool Kim, our chairman and largest shareholder, under which we lease our headquarters space at a monthly rent of Won 33 million and a monthly management fee of approximately Won 20 million, together with a security deposit of Won 3.8 billion. The lease agreement expired on December 31, 2005.
Software Licensing Agreement, dated December 22, 2005, and Software Purchase Agreement, dated December 22, 2005, between GungHo Online Entertainment, Inc. and GRAVITY Co., Ltd.
      On December 22, 2005, we entered into with GungHo Online Entertainment, Inc. (i) a Software Licensing Agreement (“Software Licensing Agreement”) for the exclusive right to publish Emil Chronicle Online outside of Japan for a term of three years, and (ii) a Software Purchase Agreement (“Software Purchase Agreement”) for the purchase of all rights to Emil Chronicle Online. We made a payment of Won 6,073 million (US$6,013 thousand) to GungHo in connection with the Software Purchase Agreement.
Limited Partnership Agreement of Online Game Revolution Fund No. 1, dated December 26, 2005.
      On December 26, 2005, we entered into a Limited Partnership Agreement of Online Game Revolution Fund No. 1, a fund with a total proposed investment size of Japanese Yen 10 billion, which has an investment objective of investing in companies which develop online games in Japan. Movida Investment Inc., a Japanese company and an affiliate of SOFTBANK CORP., will operate the fund as the general partner of the fund. The fund as a term of five years, and we have agreed to contribute a total of Japanese Yen 1,000 million, which represents 10% of the total capital commitment in the fund by limited partners. As of December 31, 2005, we have made a capital contribution of Japanese Yen 100 million to the fund.
Series D Preferred Stock Purchase Agreement dated May 11, 2006 by and between Perpetual Entertainment, Inc. and Gravity Co., Ltd.
      On May 11, 2006, we entered into a stock purchase agreement with Perpetual Entertainment, Inc. (“Perpetual”), an online game developer based in the United States, whereby we agreed to purchase Series D Preferred Stock issued by Perpetual for US$9 million. Pursuant to the agreement, we were granted the right to appoint one member to the board of directors of Perpetual.

Lease Agreement dated October 9, 2005 by and between Meritz Marine & Fire Insurance Co., Ltd. and Gravity Co., Ltd., as amended by Amendment dated November 17, 2005
      On October 9, 2005, we entered into a lease agreement with Meritz Marine & Fire Insurance Co., Ltd (“Meritz”) for our principal executive and administrative offices, located on five floors of Meritz Tower, 825-2, Yeoksam-Dong, Gangnam-Gu, Seoul 135-934, Korea. The term of the lease commenced on December 5, 2005 and expires on December 4, 2007, with an option to renew for additional term of one year. The lease may be terminated upon 6 months prior written notice by either party. The monthly rent is Won 176 million (US$174 thousand), with a monthly maintenance fee of Won 82 million (US$82 thousand) and we have paid a security deposit in the amount of Won 1,786 million (US$1,768 thousand).
Real Estate Sale Agreement dated May 22, 2006 by and between Yahoh Communication and Gravity Co., Ltd. for the sale of the Gravity Building
      On May 22, 2006, we entered into a real estate sale agreement with Yahoh Communication, a Korean company, to sell our building located at 619-4 Shinsa-Dong, Gangnam-Gu, Seoul, Korea. We received Won 9.5 billion (US$9.4 million) as the proceeds of sale from the transaction.

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
Filing with the Korean government in connection with the issuance of ADSs
      In order for us to issue common shares represented by ADSs in an amount exceeding US$30 million, we are required to file a prior report of the issuance with the MOFE through the designated foreign exchange bank. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.
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
      Furthermore, prior to making an investment of 10% or more of the outstanding voting shares of a Korean company, foreign investors are generally required under the Foreign Investment Promotion Law to submit a report to a Korean bank (including a Korean branch of a foreign bank). Subsequent sales of such shares by foreign investors will also require a prior report to such Korean bank.
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
Restrictions on ADSs and shares
      Once the report to the MOFE is filed in connection with the issuance of ADSs, no further Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with such withdrawal. In addition, persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.
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
      Dividends on shares are paid in Won. No Korean governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any such shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s securities company or his Won account. Funds in the investor’s Won account may be transferred to his foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the investor’s Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive right. See Item 12.D. “American Depositary Shares — Dividends and other distributions.”
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

Dividends on the shares or ADSs
      We will deduct Korean withholding tax from dividends paid to you (whether in cash or in shares) at a rate of 27.5% (including resident surtax). If you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for an exemption or a reduced rate of Korean withholding tax according to the tax treaty. If we distribute to you free distributions of shares representing a capitalization of certain capital surplus reserves or asset revaluation reserves, such distribution may be subject to Korean withholding taxes.
      In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as the Korean tax authorities may require in order to establish your entitlement to the benefits of the applicable tax treaty. See Item 12.D. “American Depositary Shares — Payment of taxes.” If you hold ADSs, evidence of tax residence may be submitted to us through the depositary. Please see the discussion under “— Tax treaties” below for discussion on treaty benefits.

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
      If you are subject to tax on capital gains with respect to the sale of ADSs, or of our common shares which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of common shares on the KRX or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount at the lower of (i) 11% (including resident surtax) of the gross realization proceeds and (ii) 27.5% (including resident surtax) of the net realized gains (subject to the production of satisfactory evidence of acquisition costs and the transaction costs for the common shares or the ADSs) and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law. To obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. Please see the discussion under “— Tax treaties” below for an additional explanation on claiming treaty benefits.

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
      Furthermore, with the amendments of Article 2-2 of the International Tax Adjustment Law, Article 98-5 of the Corporate Tax Law and Article 156-4 of the Personal Income Tax Law, Korea adopted the New Anti-Treaty Shopping Rules (“New Rules”), which will take effect on July 1, 2006. According to the New Rules, even if a tax treaty provides for either an exemption from or reduction of the applicable income tax, the company or person paying dividends, interest, royalty or consideration for share purchase to an offshore entity established in a tax haven jurisdiction designated by the Minister of Finance and Economy, or MOFE, must initially withhold the applicable tax on such income under the applicable tax law. If, however, the National Tax Service of Korea has granted prior approval upon application for an exemption or reduction of tax pursuant to a relevant tax treaty, the withholding requirement under the New Rules will not apply. So far, the MOFE has not designated the tax haven jurisdictions under the New Rules.

Inheritance tax and gift tax
      Korean inheritance tax is imposed upon (i) all assets (wherever located) of the deceased if he or she was domiciled in Korea at the time of his or her death and (ii) all property located in Korea which passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above (based on the donee’s place of domicile in the case of (i) above). The taxes are imposed if the value of the relevant property is above a limit and vary from 10% to 50% at sliding scale rate according to the value of the relevant property and the identity of the parties involved.
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
      In principle, the securities transaction tax, if applicable, must be paid by the transferor of the shares or the rights to subscribe to such shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company only, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold and pay the securities transaction tax.

U.S. federal income tax considerations
      The following summary describes certain U.S. federal income tax consequences of the purchase, ownership or disposition of our common shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for purposes of the current United States/Korea Income Tax Treaty, (ii) whose common shares or ADSs are not, for purposes of the treaty, effectively connected with a permanent establishment in Korea and (iii) who otherwise qualify for the full benefits of the treaty. Except where noted, it deals only with our common shares and ADSs held as capital assets and does not deal with special situations, such as those of:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	insurance companies;

•	traders in securities that elect to use the mark-to-market method of accounting for their securities;

•	persons holding our common shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	persons owning (or treated as owning) 10% or more of our voting stock;

•	persons liable for alternative minimum tax;

•	investors in pass-through entities; or

•	persons whose “functional currency” is not the United States dollar.

      The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.
      Persons considering the purchase, ownership or disposition of our common shares or ADSs should consult their own tax advisors concerning U.S. federal income tax consequences in light of their particular situation as well as any other tax consequences arising under the laws of any taxing jurisdiction.
      As used herein, the term “U.S. Holder” means a beneficial holder of our common share or ADS that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust:

•	that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code, or

•	that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.
      If a partnership holds our common shares or ADSs, the tax treatment of a partner will generally depend upon the status and the activities of the partner and the partnership. If you are a partner of a partnership holding our common shares or ADSs, you should consult your tax advisors.

ADSs
      If you hold our ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such ADSs. Accordingly, deposits or withdrawals of our common shares for ADSs generally will not be subject to U.S. federal income tax.

Taxation of dividends
      Subject to the passive foreign investment company rules described below, the gross amount of distributions on our ADSs or common shares (including amounts withheld to reflect Korean withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation (other than a passive foreign investment company) that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the current income tax treaty between the United States and Korea meets these requirements. A foreign corporation (other than a foreign passive investment company) is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our common shares generally will not be considered readily tradable for these purposes. United States Treasury Department guidance indicates that our ADSs, which will be listed on

Nasdaq, are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.
      The amount of any dividend paid in Won will equal the United States dollar value of the Won received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of our common shares, or by the Depositary, in the case of our ADSs, regardless of whether the Won are converted into United States dollars. If the Won received as a dividend are not converted into United States dollars on the date of receipt, you will have a basis in the Won equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Won generally will be treated as U.S. source ordinary income or loss.
      Subject to certain conditions and limitations, Korean withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. federal income tax law. For purposes of calculating the foreign tax credit, dividends paid on our ADSs or common shares generally will be treated as income from sources outside the United States and generally will constitute “passive income” (or, for taxable years beginning after December 31, 2006, “passive category income”). Further, in certain circumstances, if you:

•	have held our ADSs or common shares for less than a specified minimum period during which you are not protected from risk of loss; or

•	are obligated to make payments related to the dividends;
you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on our ADSs or common shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
      To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our ADSs or common shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of our ADSs or common shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.
      Distributions of our ADSs, common shares or preemptive rights to subscribe for our common shares that are received as part of a pro rata distribution to all of our common shareholders generally will not be subject to U.S. federal income tax. Consequently such distributions will not give rise to foreign source income, and you will not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources. The basis of our new ADSs, common shares or rights so received will generally be determined by allocating your adjusted basis in our old ADSs or common shares between our old ADSs or common shares and our new ADSs, common shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the rights to subscribe our common shares generally will be zero if:

•	the fair market of such rights is less than 15 percent of the fair market value of our old ADSs or common shares at the time of distribution, unless you elect to determine the basis of our old ADSs or common shares and of such rights by allocating your adjusted basis of our old ADSs or common shares between our old ADSs or common shares and such rights, based on their relative fair market values on the date of distribution; or

•	such rights are not exercised and thus expire.

Taxation of capital gains
      Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale or other disposition of our ADSs or common shares in an amount equal to the difference between the amount realized for our ADSs or common shares and your tax basis in our ADSs or common shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.
      Any Korean securities transaction tax imposed on the sale or other disposition of our common shares or ADSs will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such tax, subject to applicable limitations under the Code.

Passive foreign investment companies
      In general, we will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year in which:

•	at least 75% of our gross income is passive income; or

•	on average at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.
      For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person). If we own, directly or indirectly, at least 25% by value of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.
      The determination of whether we are a PFIC is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are uncertain or beyond our control, including the value of our assets, ADSs and common shares and the amount and type of our income. In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments and other passive assets after our initial public offering in 2005, we may have been in 2005, and may be in subsequent years, a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or our common shares, you could be subject to adverse U.S. federal income tax consequences as discussed below.
      If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including a pledge) of our ADSs or common shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for our ADSs or common shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for our ADSs or common shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
      In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. If we are a PFIC, you will be required to file Internal Revenue Service Form 8621 for each taxable year in which, among other circumstances, you receive a distribution from, or recognize gain from a sale or other disposition of, our ADSs or common shares.
      In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, a shareholder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available for holders of our ADSs because our ADSs will be listed on Nasdaq which constitutes a qualified exchange as designated in the Internal Revenue Code, although there can be no assurance that our ADSs will be “regularly traded” for purposes of the mark-to-market election. The mark-to-market election may not be available for holders of our common shares.
      If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of our ADSs or common shares at the end of the year over your adjusted tax basis in our ADSs or common shares. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in our ADSs or common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. In addition, any gain or (subject to the foregoing limitation) loss from a sale or other disposition of our ADSs or common shares generally will be ordinary rather than capital.
      Your adjusted tax basis in our ADSs or common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ADSs or common shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.
      Alternatively, the rules described above could be avoided if an election to treat us as a “qualified electing fund” under section 1295 of the Code were available. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.
      You are urged to consult your own tax advisors concerning the U.S. federal income tax consequences of holding our ADSs or common shares if we are considered a PFIC in any taxable year.

Information reporting and backup withholding
      In general, information reporting will apply to dividends (including distributions of interest on shareholders’ equity) in respect of our ADSs or common shares and the proceeds from the sale, exchange or redemption of our ADSs or common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

10.F.	Dividends and Paying Agents
      See Item 8.A. “Consolidated Statements and Other Financial Information — Dividend Policy,” Item 10.B. “Articles of Incorporation — Description of Capital Stock — Dividend rights” and Item 12.D. “American Depositary Shares — Dividends and other distributions.”
      The Bank of New York, as depositary of the ADSs, has agreed to pay to the holders of ADSs the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. See Item 12.D. “American Depositary Shares — Dividends and other distributions.”

10.G.	Statement by Experts
      Not applicable.

10.H.	Documents on Display
      We have filed this annual report on Form 20-F, including exhibits, with the Securities and Exchange Commission. As allowed by the Securities and Exchange Commission, in Item 19 of this annual report, we incorporate by reference certain information we filed with the Securities and Exchange Commission. This means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be part of this annual report. You may inspect and copy this annual report, including exhibits, and documents that are incorporated by reference in this annual report at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Any filings we make electronically will be available to the public over the Internet at the website of the Securities and Exchange Commission at http://www.sec.gov.

10.I.	Subsidiary Information
      Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

11.A.	Quantitative Information about Market Risk
      In the normal course of our business, we are subject to market risk associated with currency movements on non-Won denominated assets and liabilities and license and royalty revenues and interest rate movements.

Foreign currency risk
      We conduct our business primarily in Won, which is also our functional and reporting currency. However, we have exposure to some foreign currency exchange-rate fluctuations on cash flows from our overseas licensees. The primary foreign currencies to which we are exposed are the U.S. dollar, the Japanese Yen, and the NT dollar. Fluctuations in these exchange rates may affect our revenues from license fees and royalties and result in exchange losses and increased costs in Won terms.
      As of December 31, 2005, we had Japanese Yen denominated accounts receivable of Won 1,464 million, which represented 30% of our total consolidated accounts receivable balance, and U.S. dollar denominated accounts receivable of Won 1,642 million, which represented 34% of our total consolidated accounts receivable balance. We also had Japanese Yen denominated accounts payable of Won 407 million, which represented 4% of our total consolidated accounts payable balance, and U.S. dollar denominated accounts payable of Won 1,928 million, which represented 17% of our total consolidated accounts payable balance. As these balances all have short maturities, exposure to foreign currency fluctuations on these balances is not significant. For example, a hypothetical 10% appreciation of the Won against the Japanese Yen, the U.S. dollar and the NT dollar, in the aggregate, would reduce our cash flows by Won 77 million.

      In 2005, Won 43,291 million of our revenue was derived from currencies other than the Won: primarily the Japanese Yen, Won 17,246 million; the NT dollar, Won 10,582 million; the Thai Baht, Won 4,933 million; and the U.S. dollar, Won 2,701 million. A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Won in 2005 would have reduced our revenue by Won 3,546 million.
      Since 2005, we have begun entering into derivatives arrangements to hedge against the risk of foreign currency fluctuation. As of December 31, 2005, we had no outstanding foreign currency forward contracts. As of June 26, 2006, we have foreign currency forward contracts outstanding in the amount of US$1,000 thousand. We may in the future continue to enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risks, but we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Korean exchange control regulations that restrict our ability to convert the Won into U.S. dollars, Japanese Yen or the Euro under certain emergency circumstances.

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
      The above discussion and the estimated amounts generated from the sensitivity analyses referred to above include “forward-looking statements,” which assume for analytical purposes that certain market conditions may occur. Accordingly, such forward-looking statements should not be considered projections by us of future events or losses.

11.B.	Qualitative Information about Market Risk
      See Item 11.A. “Quantitative Information about Market Risk.”

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
      A holder of ADSs may hold ADSs either directly (by having an ADR registered in its name) or indirectly through its broker or other financial institution. If a holder of ADSs holds ADSs directly, it is an ADS holder. This description assumes the holders of ADSs hold their ADSs directly. If the holders of ADSs hold the ADSs indirectly, they must rely on the procedures of their broker or other financial institution to assert the rights of ADS holders described in this section. The holders of ADSs should consult with their broker or financial institution to find out what those procedures are.
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
      The following is a summary of the material provisions of the deposit agreement. For more complete information, holders of ADSs should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided elsewhere in this annual report under the caption “Where You Can Find More Information.”
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
Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See Item 10.E. “Taxation — Korean taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, holders of ADSs may lose some or all of the value of the distribution.

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
Reclassifications, recapitalizations and mergers

If We:	Then:

• Change the nominal or par value of our shares • Reclassify, split up or consolidate any of the deposited securities	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

• Distribute securities on the shares that are not distributed to holders of ADSs • Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask holders of ADSs to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
Fees and expenses

Persons Depositing Shares or ADR Holders Must Pay:

For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$.02 (or less) per ADS	•	Any cash distribution to holders of ADSs
A fee equivalent to the fee that would be payable if securities distributed to holders of ADSs had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders
US$.02 (or less) per ADSs per calendar year (if the depositary has not collected any cash distribution fee during that year)	•	Depositary services (The depositary may collect these fees at the sole discretion of the depositary, by billing the holders of ADSs for such charge or by deducting such charge from one or more cash dividends or other cash distributions.)

Persons Depositing Shares or ADR Holders Must Pay:

For:

Registration or transfer fees Expenses of the depositary in converting foreign currency to U.S. dollars	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when holders of ADSs deposit or withdraw shares
Expenses of the depositary

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Any charges incurred by the depositary or its agents for servicing the deposited securities	•	No charges of this type are currently made in the Korean market (The depositary may collect these fees at the sole discretion of the depositary, by billing the holders of ADSs for such charge or by deducting such charge from one or more cash dividends or other cash distributions.)
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

Pre-release of ADRs
      The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The depositary may also deliver shares upon surrender of pre-released ADRs (even if the ADRs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the shares or ADRs to be deposited, (b) assigns all beneficial right, title and interest in such shares or ADRs to the depositary for the benefit of the owners and (c) will not take any action with respect to such shares or ADRs that is inconsistent with the transfer of beneficial ownership; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre- release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
      Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
      Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES
      At the time of the filing of our Annual Report on Form 20-F for the year ended December 31, 2004, our then Chief Executive and Chief Financial Officers concluded that the design and operation of our disclosure controls and procedures as of December 31, 2004 were effective. In connection with the preparation of the restated financial statements as of and for the years ended December 31, 2002, 2003 and 2004, and the preparation and filing of Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2004, the Company, under the supervision and with the participation of the Company’s current management, including the Company’s Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”) (the CEO and the CFO, collectively, “the Certifying Officers”) in consultation with the Company’s accounting and other management team, carried out an evaluation of the effectiveness of its “disclosure controls and procedures” (as the term is defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as those controls existed as of December 31, 2004. As defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as amended, the term “disclosure controls and procedures” means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, the CEO and the CFO concluded that the Company’s disclosure controls and procedures were not effective.

Material Weaknesses in Internal Control Over Financial Reporting
      Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. A material weakness as defined under the Standards of the Public Accounting Oversight Board (United States) is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management identified the material weaknesses set forth below in our internal control over financial reporting (as defined under Standards of the Public Accounting Oversight Standard Board (United States) as of December 31, 2005.
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
Remediation of Material Weaknesses
      The Company’s management is committed to addressing the material weaknesses identified above by implementing various remedial measures to the Company’s internal control over financial reporting. During the year ended December 31, 2005 and to the date of the filing of this annual report, our management, including the Certifying Officers and the Audit Committee, have executed a range of actions to address the material weaknesses in our internal control over financial reporting, including implementing the following:

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
Changes In Internal Control Over Financial Reporting
      There were no changes in the Company’s “internal control over financial reporting,” as that term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act that occurred during the year ended December 31, 2005 that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting. However, in connection with the material weaknesses in internal control over financial reporting discussed above, the Company is currently in the process of taking remedial measures described above to address the material weaknesses.
ITEM 16.
16.A.  Audit Committee Financial Expert
      Our board of directors has determined that Mr. James Jinho Chang, our outside director and the chairman of our Audit Committee, is an “audit committee financial expert,” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act. Mr. Chang is an independent director as such term is defined under Section 301 of the Sarbanes-Oxley Act.
16.B.  Code of Ethics
      Pursuant to the requirements of the Sarbanes-Oxley Act, we have previously adopted a Code of Ethics applicable to all our employees, including our chief executive officer, chief financial officer and all other directors and executive officers. We have recently adopted an amended Code of Ethics, applicable to all our directors and officers and employees, which is being filed as Exhibit 8.1 to this annual report. The amendment was made to more clearly set forth the principles underlying the Code in order to assist our directors, officers and employees in connection with their adherence to the guideline for ethical behavior described in the Code.

16.C.  Principal Accountant Fees and Services
      The following table sets forth the aggregate fees billed for each of the years ended December 31, 2005 for professional services rendered by our principal accountants Samil PricewaterhouseCoopers, the Korean member firm of PricewaterhouseCoopers, depending on the various types of services and a brief description of the nature of such services.

	Aggregate Fees
	Billed During
	the Year Ended
	December 31,

Type of Services	2004	2005	Nature of Services

	(In millions of
	Won)
Audit Fees	853	1,913	Audit service for Company and its subsidiaries, including restatement audit.
Audit-Related Fees	—	250	Accounting advisory service.
Tax Fees	6	25	Tax return and consulting advisory service.
All Other Fees	—	—	All other services which do not meet the three categories above.

Total	859	2,188

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
      Additionally, United States law and regulations in effect since May 6, 2003 permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Board of Directors or a designated member thereof and approved prior to the completion of the audit. In 2005, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services in each category that were subject to such a waiver was less than 5%.
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
      (b) Exhibits filed as part of this annual report

1	.1*	Articles of Incorporation (English translation)

2	.1*	Form of Stock Certificate of Registrant’s common stock, par value Won 500 per share

2	.1**	Form of Deposit Agreement among Registrant, The Bank of New York, as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts, including the form of American depositary receipt**

4	.1*	Agreement on the Development of RAGNAROK Online, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English)

4	.2*	Agreement on the Exclusive License of Copyright Regarding Ragnarok Game Services, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English)

4	.3*	Cooperation Agreement on Ragnarok Game Services, dated May 31, 2002, between Myoung-Jin Lee and Registrant (translation in English)

4	.4*	Agreement on Factual Matters, dated November 19, 2002, between Myoung-Jin Lee and Registrant (translation in English)

4	.5*	Agreement on Ragnarok Game Services and Related Matters, dated January 22, 2003, between Myoung-Jin Lee and Registrant (translation in English)

4	.6*	Agreement, dated June 3, 2003, between Myoung-Jin Lee and Registrant (translation in English)

4	.7*	Agreement, dated October 27, 2004, between Myoung-Jin Lee and Registrant (translation in English)

4	.8*	Investment Agreement, dated February 19, 2002, between Sunny YNK Inc. and Registrant (translation in English)

4	.9*	Agreement, dated February 21, 2002, between Sunny YNK Inc. and Registrant (translation in English)

4	.10†	Share Purchase Agreement, dated May 3, 2005, between Mr. Moon Kyu Kim and Registrant (translation in English)

4	.11*	Ragnarok License and Distribution Agreement, dated July 24, 2002, between GungHo Online Entertainment Inc. (formerly ONSALE Japan K.K.) (licensee in Japan) and Registrant

4	.12*	Amendment to Ragnarok License and Distribution Agreement, dated September 23, 2004, between GungHo Online Entertainment Inc. (licensee in Japan) and Registrant

4	.13*	Ragnarok Exclusive License and Distribution Agreement, dated May 20, 2002, between Soft-World International Corporation (licensee in Taiwan and Hong Kong) and Registrant

4	.14*	Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 19, 2004, between Soft-World International Corporation (licensee in Taiwan and Hong Kong) and Registrant

4	.15*	Exclusive Ragnarok License and Distribution Agreement, dated October 21, 2002, among Soft-World International Corporation, Value Central Corporation (licensee in China) and Registrant

4	.16†	Fourth Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated May 18, 2005, among Soft-World International Corporation, Value Central Corporation (licensee in China) and Registrant

4	.17*	Ragnarok License and Distribution Agreement, dated June 13, 2002, between Asiasoft International Co., Ltd. (licensee in Thailand) and Registrant

4	.18*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 27, 2004, between Asiasoft International Co., Ltd. (licensee in Thailand) and Registrant

4	.19*	Exclusive Ragnarok License and Distribution Agreement, dated May 12, 2003, among Soft-World International Corporation, Value Central Corporation (licensee in Malaysia and Singapore) and Registrant

4	.20*	Exclusive Ragnarok License and Distribution Agreement, dated March 25, 2003, between Level Up! Inc. (licensee in the Philippines) and Registrant

4	.21†	Third Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated February 18, 2005, between Level Up! Inc. (licensee in the Philippines) and Registrant

4	.22*	Exclusive Ragnarok License and Distribution Agreement, dated April 2, 2004, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant

4	.23*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 29, 2004, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant

4	.24*	Exclusive Ragnarok Online License and Distribution Agreement, dated November 26, 2003, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant

4	.25*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated December 2, 2003, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant

4	.26*	Second Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated November 18, 2004, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant

4	.27†	Exclusive Ragnarok License and Distribution Agreement, dated July 16, 2004, between Ongamenet PTY Ltd. (licensee in Australia and New Zealand) and Registrant

4	.28†	Exclusive Ragnarok License and Distribution Agreement, dated August 15, 2004, between Level Up! Interactive SA (licensee in Brazil) and GRAVITY Co., Ltd.

4	.29*	Exclusive Ragnarok Software License Agreement, dated May 24, 2004, between Level Up Network India Pvt. Ltd. (licensee in India) and GRAVITY Co., Ltd.

4	.30*	Lease Agreement, dated August 1, 2004, between Jung Ryool Kim and Registrant (translation in English)

4	.31*	Equipment Sales Agreement, dated December 1, 2003, between GRAVITY Interactive LLC and Registrant

4	.32*	Service and Distribution of Earnings and Profit Agreement, dated April 1, 2003, between GRAVITY Interactive, LLC and Registrant

4	.33*	Loan Agreement, dated January 1, 2004, between GRAVITY Entertainment Corporation, formerly RO Production Ltd., and Registrant (translation in English)

4	.34*	Share (syusshi-mochiban) Assignment Agreement, dated October 25, 2004, between GungHo Online Entertainment Inc. and Registrant

4	.35*	Joint Project Agreement for TV Animation “Ragnarok,” dated October 1, 2004, among GRAVITY Entertainment Corporation, formerly RO Production Ltd., GDH Co., Ltd., TV Tokyo Medianet Co., Ltd., Amuse Soft Entertainment Co., Ltd. and GNG Entertainment Inc (translation in English)

4	.36*	Ragnarok Sales Agency Agreement, dated April 10, 2002, between Sunny YNK Inc. and Registrant (translation in English)

4.37		Lease Agreement, dated October 19, 2005, between GRAVITY Co., Ltd. and Meritz Fire & Marine Insurance Co., Ltd.

4.38		Real Estate Sale Agreement, dated May 22, 2006, between GRAVITY Co., Ltd. and Yahoh Communication Ltd.

4.39		Global Publishing Agreement, dated November 7, 2005, between GRAVITY Co., Ltd. and Ndoors Corporation.

4.40		Global Publishing Agreement, dated November 15, 2005, between GRAVITY Co., Ltd. and Sonnori Co., Ltd.

8.1		List of Registrant’s subsidiaries

11.1		Registrant’s Code of Ethics (amended)

12.1		CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2		CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1		CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2		CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-122159)
**	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-122160)
†	Previously filed as exhibits to our annual report on Form 20-F filed on June 30, 2005.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRAVITY CO., LTD

By:	/s/ Il Young Ryu

Name:	Il Young Ryu

Title:	Representative Director and Chief Executive Officer
Date: June 30, 2006

Report of Independent Registered Public Accounting Firm
To the Board of Directors and the Shareholders of
GRAVITY Co., Ltd.
      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of GRAVITY Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2004 and 2005 and the results of their operations and their cash flows for the years ended December 31, 2003, 2004 and 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers

Samil PricewaterhouseCoopers
Seoul, KOREA
June 28, 2006

GRAVITY Co., Ltd.
Consolidated Balance Sheets
December 31, 2004 and 2005

					(Note 3)
	2004		2005		2005

					(Unaudited)
	(In millions of Korean Won and
	in thousands of US dollars,
	except share and per share data)
ASSETS
Current assets
Cash and cash equivalents	W	16,405	W	25,874	$25,618
Short-term financial instruments		8,900		59,900	59,307
Accounts receivable, net		7,377		4,784	4,737
Deferred expenses		2,588		1	1
Misappropriated funds receivable		7,482		—	—
Assets held for sale		—		8,099	8,019
Other current assets		4,116		10,770	10,663

Total current assets		46,868		109,428	108,345

Property and equipment, net		14,760		11,863	11,746
Leasehold and other deposits		4,192		3,402	3,368
Intangible assets		549		12,750	12,624
Goodwill		—		1,451	1,437
Other non-current assets		2,275		5,963	5,903

Total assets	W	68,644	W	144,857	$143,423

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	W	3,742	W	11,279	$11,167
Deferred income		5,639		5,233	5,181
Income tax payable		1,172		552	547
Current portion of long-term debt		1,150		—	—
Tax withholdings		28		1,198	1,186
Other current liabilities		490		1,186	1,174

Total current liabilities		12,221		19,448	19,255

Long-term deferred income		1,958		2,994	2,964
Leasehold deposit received		2,000		—	—
Accrued severance benefits		960		588	582
Long-term accounts payable		1,063		135	134
Other non-current liabilities		7		908	900

Total liabilities		18,209		24,073	23,835

Commitments and contingencies
Minority interest		—		22	22
Shareholders’ equity
Preferred shares, W500 par value, 2,000,000 shares authorized, and no shares issued and outstanding at December 31, 2004 and 2005, respectively		—		—	—
Common shares, W500 par value, 38,000,000 shares authorized, and 5,548,900 and 6,948,900 shares issued and outstanding at December 31, 2004 and 2005, respectively		2,774		3,474	3,440
Additional paid-in capital		2,181		74,902	74,160
Retained earnings		45,617		42,587	42,165
Accumulated other comprehensive income (loss)		(137)		(201)	(199)

Total shareholders’ equity		50,435		120,762	119,566

Total liabilities and shareholders’ equity	W	68,644	W	144,857	$143,423

The accompanying notes are an integral part of these financial statements.

GRAVITY Co., Ltd.
Consolidated Statements of Operations
Years Ended December 31, 2003, 2004 and 2005

							(Note 3)
	2003		2004		2005		2005

							(Unaudited)
	(In millions of Korean Won and in thousands of
	US dollars, except share and per share data)
Revenues
Online games-subscription revenue	W	18,560	W	16,253	W	11,249	$11,138
Online games-royalties and license fees		29,727		45,101		37,375	37,005
Mobile games		43		376		1,664	1,648
Character merchandising, animation and other revenue		1,185		2,696		3,096	3,065

Total net revenues		49,515		64,426		53,384	52,856
Cost of revenues		6,958		10,116		16,038	15,879

Gross profit		42,557		54,310		37,346	36,977
Operating expenses
Selling, general and administrative		11,360		13,660		30,795	30,490
Research and development		1,597		2,029		9,219	9,128

Operating income (loss)		29,600		38,621		(2,668)	(2,641)
Other income (expenses)
Interest income		94		479		2,850	2,822
Interest expense		(6,465)		(4,732)		(2,158)	(2,137)
Foreign currency gains (losses), net		135		(625)		(614)	(608)
Foreign currency forward transaction, net		—		—		(853)	(845)
Others, net		26		(1)		(12)	(12)

Income (loss) before income tax expenses, minority interest and equity in loss of related joint venture		23,390		33,742		(3,455)	(3,421)
Income tax expenses (benefit)		4,250		5,406		(817)	(809)

Income (loss) before minority interest and Equity in loss of related joint venture		19,140		28,336		(2,638)	(2,612)

Minority interest		—		(17)		(2)	(2)
Equity in loss of related joint venture		—		296		394	390

Net income (loss)	W	19,140	W	28,057	W	(3,030)	$(3,000)

Earnings (losses) per share
Basic and diluted	W	3,730	W	5,056	W	(445)	$(0.44)

Weighted average number of shares outstanding
Basic and diluted		5,130,895		5,548,900		6,803,147	6,803,147

The accompanying notes are an integral part of these financial statements.

GRAVITY Co., Ltd.
Consolidated Statements of Changes in Shareholders’ Equity
Years Ended December 31, 2003, 2004 and 2005

									Accumulated
						Retained			Other
	No. of			Additional		Earnings			Comprehensive
	Common	Common		Paid-In		(Accumulated			Income
	Shares	Shares		Capital		Deficit)			(Loss)	Total

	(In millions of Korean Won and in thousands of US dollars, except number of shares)
Balance at January 1, 2003	3,400,000	W	1,700	W	-	W	(1,580)	W	(210)	W	(90)
Issuance of common shares	2,148,900		1,074		2,132		—		—		3,206
Comprehensive income (loss)
Unrealized gains on available-for-sale securities	—		—		—		—		218		218
Cumulative effect of foreign currency translation	—		—		—		—		(10)		(10)
Net income	—		—		—		19,140		—		19,140

Total comprehensive income											19,348

Balance at December 31, 2003	5,548,900		2,774		2,132		17,560		(2)		22,464
Amortization of deferred stock compensation	—		—		49		—		—		49
Comprehensive income (loss)
Unrealized losses on available-for-sale securities	—		—		—		—		(11)		(11)

Cumulative effect of foreign currency translation	—		—		—		—		(124)		(124)
Net income	—		—		—		28,057		—		28,057

Total comprehensive income											27,922

Balance at December 31, 2004	5,548,900		2,774		2,181		45,617		(137)		50,435
Issuance of common shares, net	1,400,000		700		71,137		—		—		71,837
Amortization of deferred stock compensation	—		—		1,584		—		—		1,584
Comprehensive income (loss)
Unrealized gains on available-for-sale securities	—		—		—		—		3		3
Cumulative effect of foreign currency translation	—		—		—		—		(67)		(67)

Net loss	—		—		—		(3,030)		—		(3,030)
Total comprehensive loss											(3,094)

Balance at December 31, 2005	6,948,900	W	3,474	W	74,902	W	42,587	W	(201)	W	120,762

GRAVITY Co., Ltd.
Consolidated Statements of Changes in Shareholders’ Equity
Years Ended December 31, 2003, 2004 and 2005

					Accumulated
					Other
	No. of		Additional		Comprehensive
(Note 3)	Common	Common	Paid-In	Retained	Income
(Unaudited)	Shares	Shares	Capital	Earnings	(Loss)	Total

	(In millions of Korean Won and in thousands of
	US dollars, except number of shares)
Balance at December 31, 2004	5,548,900	$2,747	$2,160	$45,165	$(136)	$49,936
Issuance of common shares, net	1,400,000	693	70,432	—	—	71,125
Amortization of deferred stock compensation	—	—	1,568	—	—	1,568
Comprehensive income (loss)
Unrealized gains on available-for-sale securities	—	—	—	—	3	3
Cumulative effect of foreign currency translation	—	—	—	—	(66)	(66)
Net loss	—	—	—	(3,000)	—	(3,000)

Total comprehensive loss						(3,063)

Balance at December 31, 2005	6,948,900	$3,440	$74,160	$42,165	$(199)	$119,566

The accompanying notes are an integral part of these financial statements.

GRAVITY Co., Ltd.
Consolidated Statements of Cash Flows
December 31, 2003, 2004 and 2005

							(Note 3)
	2003		2004		2005		2005

							(Unaudited)
	(In millions of Korean Won and in thousands of
	US dollars)
Cash flows from operating activities
Net income (loss)	W	19,140	W	28,057	W	(3,030)	$(3,000)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization		1,619		3,217		5,370	5,317
Loss from impairment on investment		777		—		—	—
Loss on impairment of intangible asset		—		—		1,547	1,532
Provision for accrued severance benefits		363		913		1,464	1,450
Stock compensation expense		—		49		1,584	1,568
Equity in loss of related joint venture		—		296		394	390
Deferred income taxes		(912)		(1,155)		(6,232)	(6,170)
Other		256		15		387	383
Changes in operating assets and liabilities
Accounts receivable		(1,251)		(498)		3,035	3,005
Deferred expense		122		(1,465)		2,592	2,566
Proceeds from joint venture		—		—		401	397
Misappropriated funds receivable		(6,050)		(28)		7,482	7,408
Other assets		(1,248)		(973)		(2,231)	(2,209)
Accounts payable		553		1,221		7,349	7,276
Deferred income		1,508		3,339		867	858
Accrued interest		(310)		(417)		(318)	(315)
Income tax payable		898		63		(619)	(613)
Long-term accounts payable		434		4		(928)	(919)
Payment of severance benefits		(114)		(144)		(2,288)	(2,265)
Other current liabilities		38		148		1,102	1,091

Net cash provided by operating activities		15,823		32,642		17,928	17,750

Cash flows from investing activities
Increase in short-term financial instruments		(1,600)		(7,300)		(50,969)	(50,464)
Decrease (increase) of available-for-sale and other investments, net		(1,793)		151		500	495
Purchase of equity investments		—		(1,243)		—	—
Purchase of property and equipment		(4,749)		(12,324)		(8,459)	(8,375)
Disposal of property and equipment		510		22		78	77
Cash paid for acquisition of subsidiaries, net of cash acquired		—		—		(9,193)	(9,102)
Purchase of intangible asset		(78)		(35)		(6,134)	(6,073)
Payment of leasehold deposits		(3,527)		(279)		(5,089)	(5,039)
Proceeds from leasehold deposits		710		2,000		212	210
Others, net		(37)		1		8	8

Net cash used in investing activities	W	(10,564)	W	(19,007)	W	(79,046)	$(78,263)

Cash flows from financing activities
Issuance of common stock, net	W	3,206	W	—	W	71,837	$71,125
Repayment of capital lease liabilities		(500)		(104)		—	—
Proceeds from borrowings		8,615		—		39	39
Repayment of long-term debt		(3,135)		(2,527)		(1,150)	(1,138)
Repayment of borrowings		(8,600)		(4)		(139)	(138)

Net cash provided by (used in)
Financing activities		(414)		(2,635)		70,587	69,888

Net increase in cash and cash equivalents		4,845		11,000		9,469	9,375
Cash and cash equivalents
Beginning of year		560		5,405		16,405	16,243

End of the year	W	5,405	W	16,405	W	25,874	$25,618

The accompanying notes are an integral part of these financial statements.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements
December 31, 2004 and 2005

1.	Description of Business
      GRAVITY Co., Ltd. (“GRAVITY”) was incorporated on April 4, 2000 and is engaged in developing and distributing online games and other related businesses principally in the Republic of Korea and in other countries within Asia, America and Europe. GRAVITY’s principal product, a multi-player online role playing game, “Ragnarok”, was commercially launched in August 2002. In addition, “R.O.S.E. Online” game was commercially launched in January 2005.
      GRAVITY founded GRAVITY Interactive, LLC, a limited liability company incorporated in the State of California (“Interactive”), as a wholly owned subsidiary, on March 14, 2003. On January 20, 2004, GRAVITY acquired 50% of the voting shares of RO Production Co., Ltd., a company incorporated under the laws of Japan. On October 25, 2004, the Company acquired the remaining 50% of the voting shares of RO Production Co., Ltd. The Company changed its corporate name to GRAVITY Entertainment Corp. on February 5, 2005. In April and May, 2005, GRAVITY acquired an aggregate of 88.15% of the voting shares of TriggerSoft Corp., a game developer of “R.O.S.E. Online” which was serviced by GRAVITY from January 20, 2005. In November and December, 2005, GRAVITY acquired an aggregate of 96.11% of the voting shares of NEOCYON, Inc. which provides mobile multimedia and online game distribution services in Korea and Russia.
      GRAVITY registered 8,000,000 shares of American Depository Shares (“ADS”) on the NASDAQ National Market in the United States of America on February 8, 2005. Of the total shares registered, the Company sold 5,600,000 shares of ADSs, and the existing shareholders sold 2,400,000 shares of ADSs. The total cash proceeds to GRAVITY after the issuance cost was W71,837 million. Four ADS are equivalent to one common share.
      On August 30, 2005, EZER, Inc. (“EZER”) acquired 52.39% ownership of GRAVITY from Mr. Jung-Ryool Kim, the former Chairman, and four other shareholders through a stock purchase agreement.
      In connection with this acquisition, EZER entered into an investment fund agreement, or “Tokumei Kumiai Agreement” (“TK Agreement”) with Techno Groove, Co., Ltd. (“Techno Groove”). The acquisition by EZER of 52.39% of GRAVITY was made through Asian Star Fund (“Asian Star”) which is an investment fund for which EZER is the management company. EZER exercises all exclusive rights with respect to ownership and voting related to EZER’s 52.39% ownership in GRAVITY. The funds used by Asian Star to acquire EZER’s shareholding in GRAVITY were provided to Asian Star by Techno Groove, a subsidiary of Asian Groove, Inc. (“Asian Groove”) and the sole investor in Asian Star. Asian Groove is an affiliate of GungHo Online Entertainment, Inc. (“GungHo”), a licensee of the Company’s online game, Ragnarok and from whom the Company has purchased the rights to an online game, “Emil Chronicle Online” (see Notes 2 and 10).
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

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements — (Continued)

Principles of consolidation
      The accompanying consolidated financial statements include the accounts of GRAVITY and the following subsidiaries (collectively referred to as “the Company”). All significant intercompany transactions and balances have been eliminated in the consolidation.

		Year of
	Year of	Obtaining	Ownership
Subsidiary	Establishment	Control	Percentage (%)

GRAVITY Interactive, LLC	2003	2003	100.00
GRAVITY Entertainment Corp.	2003	2004	100.00
TriggerSoft Corp.	1997	2005	88.15
NEOCYON, Inc.	2000	2005	96.11
Cybermedia International Inc.(*)	2005	2005	100.00
Mados, Inc.(**)	2005	2005	100.00

*	Cybermedia International Inc. is a subsidiary of NEOCYON, Inc., which was incorporated as a holding company of Mados, Inc.

**	Mados, Inc. is a subsidiary of Cybermedia International Inc., which was incorporated in Russia to provide online game distribution services.
      Investments in entities where the Company holds more than a 20% but less than a 50% ownership interest and have the ability to significantly influence the operations of the investee are accounted for using the equity method of accounting and our share of the investee’s operation is included in equity method investee. The Company follows the equity method of accounting for investment in its joint venture of Animation Production Committee. The Company records its initial investment at cost and records its pro rata share of the earnings in or losses in the results of operations of the joint venture.

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

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements — (Continued)
      During the years ended December 31, 2003, 2004 and 2005, the Company generated 95%, 94% and 91% of its revenues from countries in Asia, respectively. Any economic downturn or crisis in Asia would have a significant negative impact on the Company.
      The following table summarizes licensees representing 10% or more of the total accounts receivable at December 31, 2004 and 2005, and total revenues for the years ended December 31, 2003, 2004, and 2005, respectively:

		2003	2004		2005

			Accounts		Accounts
Country	Licensee	Revenues	Receivable	Revenues	Receivable	Revenues

Japan	GungHo(*)	25%	21%	29%	28%	31%
Taiwan and Honkong	Soft-world International Corporation	24%	30%	23%	9%	20%
Korea	YNK Korea, Inc. (formerly known as “Sunny YNK Inc.”)	33%	28%	20%	—	9%

(*)	At December 31, 2005, Asian Groove owns directly and indirectly 24.5% of the common stock of GungHo and exercises significant influence. The Company’s accounts receivable relating to GungHo was W1,513 million and W1,343 million as of December 31, 2004 and 2005, respectively.

Revenue recognition

Online games-subscription revenue
      Prepaid online game subscriptions are deferred and recognized when actually used.

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
      In February and April 2002, the Company entered into agreements with YNK Korea, Inc. (“YNK Korea”) pursuant to which the Company granted it the exclusive right to distribute Ragnarok in Korea for a contractual period of three years from the date Ragnarok was first commercialized. The Company acts as the primary obligor with the end-user, and in the majority of situations the end-user is not aware of the existence of YNK Korea. The game is marketed and branded by the Company, and it takes full responsibility for any customer complaints, questions, support and is responsible to fix any bugs that are identified. The Company develops content and maintains legal ownership of the copyrights to the games. It hosts the delivery of the games on its servers and can refuse end-users from participating in game play. The Company has the right to stop providing services to support the game at any time. In accordance with Emerging Issues Task Force (“EITF”) No. 99-19, Reporting Revenue Gross versus Net, the Company presents the entire revenue derived from the YNK Korea license arrangement in its statement of operations.
      The related agreements with YNK Korea expired in July 2005.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements — (Continued)

Cash and cash equivalents
      Cash equivalents consist of highly liquid investments with an original maturity date of three months or less.

Short-term financial instruments
      Short-term financial instruments include time deposits, with maturities greater than three months but less than a year.

Available-for-sale investments
      Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of comprehensive income in shareholders’ equity.

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

Property and equipment
      Property and equipment are stated at cost, less accumulated depreciation. Depreciation for property and equipment is computed using the straight-line method over the following estimated useful lives:

Building	40 years
Computer and equipment	4 years
Furniture and fixtures	4 years
Software	3 years
Vehicles	4 years
      Leasehold improvements are depreciated on a straight-line basis over the estimated useful life of the assets or the lease term, whichever is shorter.
      Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or extend the useful lives of the related assets are capitalized.

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
      Capitalized software development costs net of accumulated amortization at December 31, 2004 and 2005 was W468 million and W6,370 million, respectively, which is included in the intangible assets of the accompanying balance sheets. Amortization expense for fiscal years ended December 31, 2003, 2004 and 2005 was W157 million, W199 million and W253 million respectively.
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

Goodwill
      Goodwill is accounted for under SFAS No. 142, Goodwill and Other Intangible Assets, (“SFAS 142”), which requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead be tested for impairment at the reporting unit level, at least annually.

Definite-lived other Intangible assets
      Definite-lived intangible assets are amortized over their estimated useful life according to the nature and characteristics of each intangible assets. The Company continually evaluates the reasonableness of the useful lives of these assets. Definite-lived intangible assets that are subject to amortization shall be reviewed for

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements — (Continued)
impairment in accordance with under SFAS No. 144, “Accounting for the impairment or Disposal of Long-Lived Assets”.

Advertising
      The Company expenses advertising costs as incurred. Advertising expense was approximately W4,233 million, W4,614 million and W6,273 million for the years ended December 31, 2003, 2004 and 2005, respectively. Pursuant to the terms of the agreement with YNK Korea, once the cumulative royalty payments to YNK Korea reached W7 billion, it is required to use 15% of future royalty payments, paid by the Company, to fund additional marketing of the Ragnarok game. In March 2003, cumulative royalty payments to YNK Korea reached W7 billion. After January 1, 2004, these marketing activities were performed by the Company and therefore, YNK Korea reimbursed the Company for these costs in compliance with the agreed terms, which was credited to advertising expenses within selling, general and administrative expenses in the accompanying statement of operations.

Accrued severance benefits and Pension Plan
      Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on the length of service and rate of pay at the time of termination. Accrued severance benefits are estimated assuming all eligible employees were to terminate their employment at the balance sheet date in compliance with relevant laws in Korean. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date.
      Accrued severance benefits are funded through a group severance insurance plan. The amounts funded under this insurance plan are classified as a deduction to the accrued severance benefits.
      The Company introduced defined contribution pension plan (“Plan”) in 2005 and provides an individual account for each participant. A plan’s defined contributions to an individual’s account are to be made for periods in which that individual renders services, the net pension cost for a period shall be the contribution called for in that period.

Foreign currency translation
      The Korean parent company and its subsidiaries use their local currencies as their functional currencies. All assets and liabilities of the foreign subsidiaries are translated into the Korean Won at the exchange rate in effect at the end of the period, and revenues and expenses are translated at average exchange rates during the period. The effects of foreign currency translation adjustments, net of tax, are reflected in the cumulative translation adjustment account, reported as a separate component of comprehensive income in shareholders’ equity.

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

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements — (Continued)
      A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

Fair value of financial instruments
      The Company’s carrying amounts of cash, cash equivalents, short-term financial instruments, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments.

Derivatives
      Derivative instruments, regardless of whether they are entered into for trading or hedging purposes, are valued at fair value. Derivative contracts not meeting the requirements for hedge accounting treatment are classified as trading contracts with the changes in fair value included in current operations.
      Derivative financial instruments used for hedging purposes are accounted for in a manner consistent with the accounting treatment appropriate for the transactions being hedged or associated with such contract. The instruments are valued at fair value when underlying transactions are valued at fair value, and resulting unrealized valuation gains or losses are recorded in current results of operations.
      The Company entered into sixteen foreign currency forward contracts with various financial institutions in 2005 and there are no outstanding derivative contracts as of December 31, 2005. The Company settled the contracts at the terminal dates and recognized a transaction gains of W1,033 million and transaction losses of W1,886 million for the year ended December 31, 2005.

Accounting for Stock-Based Compensation
      The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of SFAS No. 123, Accounting for Stock Based Compensation, using the fair value method. Under this method, compensation cost for stock option grants are measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period, using the method promulgated by Financial Accounting Standards Board (“FASB”) Interpretations No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (“FIN 28”). The Company uses a Black-Scholes model to determine the fair value of equity-based awards at the date of grant.

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

Recent Accounting Pronouncements
      In December 2004, the FASB issued SFAS 123(R) which requires that the cost resulting from equity-based compensation transactions be recognized in the financial statements using a fair-value-based method. The Statement replaces SFAS 123, supersedes APB 25, and amends SFAS No. 95. The new statement is effective for public entities in periods beginning after June 15, 2005. As the Company will be required to estimate its forfeitures on option grants instead of recognizing them when they occur, the Company will have a

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements — (Continued)
transition adjustment on adoption. Upon adoption on January 1, 2006, the cumulative transition adjustment will be approximately W270 million.
      On December 16, 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets, an amendment of APB Opinion No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect a significant impact on its results of operations and disclosures.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principles to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. The Company does not believe adoption of SFAS No. 154 will have a material effect on its consolidated financial position, results of operations or cash flows.
      In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, which amends SFAS No. 133, Accounting for Derivatives Instruments and Hedging Activities and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. SFAS No. 155 amends SFAS No. 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS No. 155 also amends SFAS No. 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instrument. The Company is currently evaluating the impact of this new Standard but believes that it will not have a material impact on the Company’s financial position, results of operations or cash flows.
      In March 2006, the EITF issued EITF issue number 06-3, How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross, Versus Net Presentation). EITF 06-3 tentatively concluded that a company must adopt a policy of presenting externally imposed taxes on either gross or net basis. Gross or net presentation may be selected for each different type of tax, but similar taxes should be presented consistently. Taxes within the scope of this issue would include taxes that are imposed on a revenue transaction between a seller and a customer, for example, sales taxes, value-added taxes, and some types of excise taxes. Under a final consensus on EIFT 06-3, the disclosure would be required in annual financial period beginning after December 15, 2006. The Company has not assessed the impact of this new standard.

Reclassifications
      Certain amounts in the 2003 and 2004 financial statements have been reclassified to conform to 2005 presentation.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements — (Continued)

3.	Convenience Translation into United States Dollar Amounts
      The Company reports its consolidated financial statements in the Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,010.0 Korean Won to one US dollar, which is the noon buying rate of the US Federal Reserve Bank of New York in effect on December 31, 2005. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, US dollars at that or any other rate. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles either in Korea or the United States of America.

4.	Allowance for Accounts receivable
      Changes in the allowance for accounts receivable for the years ended December 31, 2003, 2004 and 2005 are as follows:

	2003		2004		2005

	(In millions of Korean Won)
Balance at beginning of year	W	151	W	242	W	—
Provision for allowances		91		—		31
Write-offs		—		242		—

Balance at end of year	W	242	W	—	W	31

5.	Investment in equity method investee
      In April 2004, its subsidiary, GRAVITY Entertainment Corp. (formerly “RO Production Co., Ltd.”) invested JPY 123 million for a 30% interest in “Animation Production Committee”, a joint venture. The investment was accounted for under the equity method of accounting and it is included in the other non — current assets of the accompanying balance sheets.

6.	Acquisitions
(1) Acquisition of TriggerSoft Corp.
      In April and May 2005, the Company acquired an aggregate of 88.15% of the voting common shares of TriggerSoft Corp. (the “TriggerSoft”) for a purchase price of W1,627 million in cash. TriggerSoft is a game developer of “R.O.S.E. Online”, which is serviced by the Company. The primary reasons for the acquisition were to involve actively in the updates and improvements of the game.
      The acquisition was accounted for as a purchase and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. TriggerSoft’s results of operations are included in the Company’s consolidated financial statement of operations from the date of acquisition. The excess amount of the purchase price over the fair market value of the net assets acquired is accounted for as residual goodwill.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements — (Continued)
      The estimated fair value of assets acquired and liabilities assumed on the acquisition dates were:

	(In millions of
	Korean Won)
Current assets	W	34
Non-current assets		200
Intangible assets		1,979
Goodwill		8

Current liabilities	W	214
Deferred tax liabilities		272
Non-current liabilities		108

Net assets acquired	W	1,627

      The Company, with the assistance of independent valuation experts, determined the fair values of assets acquired and liabilities assumed and performed an allocation of the total purchase price of W1,627 million to the net assets acquired. Goodwill is not subject to amortization but periodic impairment assessment. The intangible asset of “R.O.S .E Online” game of W1,979 million is being amortized on a straight — line basis over a useful life of three years. The amortization expense for the intangible asset for the year ended December 31, 2005 was W440 million.
      At December 31, 2005, the Company determined to recognize impairment losses for remaining balance of intangible assets and goodwill due to deteriorated operational performance and adverse future cash flow expectation based on income approach. Both amortization expenses and impairment losses are included in selling, general and administrative expense of the accompanying statement of operations.

(2)	Acquisition of NEOCYON, Inc.
      In November and December 2005, the Company acquired an aggregate of 96.11% of the voting common share of NEOCYON, Inc. (the “NEOCYON”) for a purchase price of W7,716 million in cash. NEOCYON is the Mobile Internet Service Provider (MISP), who is engaged in the facilitation of content download business for Club Cyon and WOW LG.
      The acquisition was accounted for as a purchase and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. NEOCYON’s results of operations are included in the Company’s consolidated financial statement of operations from the date of acquisition. The primary reasons for the acquisition were to leverage from NEOCYON’s knowledge of MISP business and as result, become a leading MISP provider globally. The excess amount of the purchase price over the fair market value of the net assets acquired is accounted for as residual goodwill.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements — (Continued)
      The estimated fair value of assets acquired and liabilities assumed on the acquisition dates were:

	(In millions of
	Korean Won)
Current assets	W	970
Non-current assets		263
Property and equipment		1,343
Intangible assets		6,526
Goodwill		1,451

Current liabilities		861
Deferred tax liabilities		907
Non-current liabilities	W	1,069

Net assets acquired	W	7,716

      The Company, with the assistance of independent valuation experts, determined the fair values of assets acquired and liabilities assumed and performed an allocation of the total purchase price of W7,716 million to the net assets acquired.
      Of the W6,526 million of acquired intangible assets, W5,600 million and W926 million were assigned to the value of content download business and the Ragnarok publishing right in Russia, respectively. The Company recorded amortization expense of W247 million for the acquired intangible assets, using straight-line method and useful life of three years, in selling, general and administrative expense.

7.	Property and Equipment, Net
      Property and equipment as of December 31, 2004 and 2005 consist of the following:

	2004		2005

	(In millions of
	Korean Won)
Land	W	5,954	W	260
Building		2,234		881
Computer and equipment		5,427		10,251
Furniture and fixtures		537		2,146
Vehicles		190		406
Leasehold improvements		1,043		425
Software externally-purchased		4,200		5,663

		19,585		20,032
Less: accumulated depreciation		4,825		8,169

	W	14,760	W	11,863

      Depreciation expenses for the years ended December 31, 2003, 2004 and 2005, were W1,459 million, W2,989 million and W4,388 million, respectively.
      As of December 31, 2004, the Company’s land and building were collateralized for leasehold deposits which amounted to W2,600 million. The related lease contract expired in July, 2005.
      As of December 31, 2005, a certain of the Company’s land and buildings are collateralized up to W820 million in connections with long-term borrowings.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements — (Continued)
      As of December 31, 2005, the Company reclassified a certain land and building to be disposed as Assets held for sale which were sold in May 2006.

8.	Accrued Severance Benefits
      Changes in accrued severance benefits for the years ended December 31, 2003, 2004 and 2005 are as follows:

	2003		2004		2005

	(In millions of Korean Won)
Balance at beginning of year	W	164	W	413	W	1,182
Increase due to acquisition of subsidiaries		—		—		230
Provisions for severance benefits		363		913		1,464
Severance payments		(114)		(144)		(2,288)

		413		1,182		588
Less: amounts placed on deposit with insurance company		(71)		(222)		—

Balance at end of year	W	342	W	960	W	588

      In December 26, 2005, GRAVITY introduced a defined contribution pension plan (“Plan”) in accordance with Employee Benefit Security Act of Korea and entered into a nonparticipating defined contribution insurance contract with a life insurance company. As of December 31, 2005, certain GRAVITY’s subsidiaries did not introduce this plan.

9.	Debt
      In February and April, 2002, the Company entered into agreements with YNK Korea, pursuant to which the Company granted it the exclusive right to distribute Ragnarok for a contractual period of three years from the date Ragnarok was first commercialized. As a result of the receipt of exclusive distribution rights, YNK Korea loaned the Company W7,000 million at the inception of the agreement, which it is accounted as debt in the accompanying balance sheets, in accordance with EITF No. 88-18, Sales of Future Revenues.
      As there is no interest rate stated in the agreement with YNK Korea , the interest is imputed based on the difference between the principal amount of the loan and the total payments expected to be made pursuant to the agreements. Accordingly, the repayment of principal amounts to YNK Korea is variable each year in accordance with amount of annual revenue generated from distribution of Ragnarok and deduction of annual interest expense allocated using the interest rate method.

	2004

	(In millions of Korean Won)
Loans, representing obligations principally to YNK Korea Inc.
Due 2005	W	1,150
Less: Current portion		(1,150)

	W	—

      In accordance with these agreements with YNK Korea, during the years ended December 31, 2004 and 2005, the Company recognized payments in the amounts of W7,037 million and W3,406 million, respectively to YNK Korea. Of these loan amounts, W2,391 million and W1,150 million were allocated to principal, and W4,646 million and W2,256 million were allocated to interest, in 2004 and 2005, respectively.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements — (Continued)

10.	Commitments and Contingencies

Commitments
      In June 2005, the Company entered into a publishing agreement to acquire exclusive distribution right of the on-line game, “STYLIA” which is under development by Sonnori Co., Ltd. Of the total contract price of W3,000 million, W2,000 million was paid and recorded as research and development expenses.
      In November 2005, the Company entered into a publishing agreement to acquire exclusive distribution right of the on-line game, “Time N Tales” which is under development by Ndoors Corp. Of the contract price of W2,000 million, W600 million was paid and recorded as research and development expenses.
      In December 2005, the Company purchased an online game, “Emil Chronicle Online”, developed by GungHo. The costs related to the acquisition of “Emil Chronicle Online” were recorded as intangible assets amounting to W6,073 million. In addition, the Company entered into an agreement to acquire exclusive distribution right of the game.
      In December 2005, the Company entered into an agreement with Movida Investment Inc., SOFTBANK CORP. and other eight companies to invest in “Online Game Revolution Fund No. 1” amounting to JPY1,000 million as a limited partner with 10% interest of the total fund. The Company paid initial payment of JPY100 million and recorded an advance payment.
      As of December 31, 2005, the Company has an agreement with a financial institution for foreign currency forward contract up to the limit of US $5,000 thousand. However, there is no outstanding balance as of December 31, 2005 and short-term financial instrument of W500 million is restricted from withdrawal to secure foreign currency forward contract.
      NEOCYON has general borrowing facilities with a limit of W1,533 million. As at December 31, 2005, NEOCYON has an outstanding balance of borrowing amounting to W1,233 million.
      The Company leases certain properties. The Company’s operating leases consist of various property leases expiring in 2007. Rental expenses incurred under these operating leases were approximately W769 million, W956 million and W1,275 million for the years ended December 31, 2003, 2004 and 2005, respectively.
      Future minimum lease payments for the leases as of December 31, 2005, are as follows:

	2006		2007

	(In millions of
	Korean Won)
Operating lease	W	3,262	W	2,882

Litigation
      In May 2005, the initial purchasers and shareholders of the ADSs filed a number of class action complaints for violation of the United States federal securities law in the United States District Court for the Southern District of New York, which were consolidated by an order of the Court entered on December 12, 2005. The complaints identify the Company and certain of its officers as defendants, and claim that the Company’s registration statement on Form F-1 and the prospectus which constitutes a part of the registration statement used in connection with its initial public offering contained material misstatements. The Company believes that the claims are without merit and intends to defend the case vigorously. As of audit report date, the Company cannot determine what the final conclusion of this litigation will be, including any damages which may need to be paid or any amounts which may be paid in settlement. A judgment against the Company in this litigation may result in significant damages.
      As of December 31, 2005, the Company is a defendant in two lawsuits claiming for damages. The former chief executive officer claims compensation for the unfair termination and a shareholder claims compensation

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements — (Continued)
for the loss from late authorization of his shareholder’s right. The outcome of these lawsuits cannot be determined and the ultimate financial effects cannot be estimated as of audit report date.

11.	Shareholders’ Equity
      As of December 31, 2005, GRAVITY is authorized to issue a total of 40 million shares with a par value of W500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of this authorized amount, GRAVITY is authorized to issue up to 2 million non-voting preferred shares. Under the articles of incorporation, holders of non-voting preferred shares are entitled to dividends of not less than 1% and up to 15% of the par value of such shares the exact rate to be determined by GRAVITY’s board of directors at the time of issuance, provided that the holders of preferred shares are entitled to receive dividend at a rate not lower than that determined for holders of common shares. Gravity does not have any non-voting preferred shares outstanding.
      On February 8, 2005, in an initial public offering, GRAVITY registered 8,000,000 shares of American Depository Shares (“ADS”) on the NASDAQ National Market in the United States of America. Of the total shares registered, the Company sold 5,600,000 shares ADSs, and the existing shareholders sold 2,400,000 ADSs. Total cash received by GRAVITY after issue cost was W71,837 million. Four ADS are equivalent to one common share.
      As of December 31, 2005, the Company had a total of 6,948,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are registered.

12.	Stock purchase option plan
      On December 24, 2004, the Company’s shareholders approved the stock purchase option plan (the “Plan”). The Plan provides incentive stock options to officers and employees. On December 24, 2004, the Company granted certain officers, some senior employees and employees options to purchase 50,000 and 221,000 shares of the Company’s common stock at an exercise price of W80,000 and W70,000 per share, respectively. The fair value of the options at the date of the grant is estimated using the Black-Scholes option pricing model. In accordance with the Plan, all of the options granted in 2004 vest over four year period, with 25% vesting after two years of continued employment, 25% vesting after three years of continued employment, 25% vesting after four years of continued employment, and the remaining 25% vesting after five years from the grant date. The options that have vested for each period must be exercised within one year from the vesting date, and options that have not been exercised during the each period shall be deemed to be terminated.
      On February 8, 2005, in accordance with the terms of the stock options granted, the exercise prices for the outstanding options were adjusted to the IPO price (W55,431) for officers, some senior employees and to the IPO price minus W10,000 for employees. This repricing created a new measurement date for the Company’s stock compensation expenses. The weighted-average exercise price modified is W46,697, as presented below.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements — (Continued)
      A summary of activity under the Plan reflecting modification of stock options is as follows:

		Weighted-Average		Weighted-Average
	Number of	Exercise Price		Fair Value at
	Stock Options	per Share		Date of Grant

Stock options outstanding as of December 31, 2003	—	W	—	W	—
Options granted	271,000		71,845		20,211
Options exercised	—		—		—
Options forfeited	—		—		—

December 31, 2004	271,000	W	71,845	W	20,211
Options granted	—		—		—
Options exercised	—		—		—
Options forfeited	73,600		48,828		25,275

Stock options outstanding as of December 31, 2005	197,400	W	46,697	W	27,511

      The total modified compensation expense relating to the grant of stock options on December 24, 2004 of W7,343 million, is recognized over the five year vesting period using the FIN 28, graded attribution model. For the years ended December 31, 2004 and 2005, the Company recognized W49 million and W1,584 million in stock compensation expense for the shares granted. Stock compensation expenses are included in selling, general and administrative expenses and cost of revenue in the statements of operations.
      The following table summarizes information about stock options outstanding and currently exercisable at December 31, 2005:

		Weighted-Average
		Remaining
	Options	Contractual Life	Options
Exercise Prices	Outstanding	(Yrs)	Exercisable

W45,431	172,400	2.98	—
55,431	25,000	2.98	—
      The fair value for each option was estimated, at the date of grant and repricing date, using the Black Scholes’ option pricing model, with the following weighted average assumptions:

	Grant Date		Repricing Date

Expected dividend yield		0%		0%
Risk-free interest rate		3.50%		3.54%
Expected volatility		53%		53%
Fair value of stock	W	55,431	W	55,431
      The fair value of the stock at the date of grant was based on the initial public offering price of the Company’s American Depositary Shares on the National Market on February 8, 2005, adjusted for the ratio of common stock to ADSs.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements — (Continued)

13.	Earnings per Share
      The components of basic and diluted earnings per share are as follows:

	2003		2004		2005

	(In millions of Korean Won, except share and per
	share data)
Net income (loss) available for common shareholders(A)	W	19,140	W	28,057	W	(3,030)

Weighted average outstanding shares of common shares(B)		5,130,895		5,548,900		6,803,147
Earnings (losses) per share
Basic and diluted (A/ B)	W	3,730	W	5,056	W	(445)

      The 271,000 and 197,400 stock options outstanding as of December 31, 2004 and 2005 are excluded from the Company’s calculation of earnings (losses) per share as their effect is antidilutive.

14.	Income Taxes
      Income tax expenses (benefit) for the years ended December 31, 2003, 2004 and 2005 consist of the following:

	2003		2004		2005

	(In millions of Korean Won)
Income (loss) before income taxes
Domestic	W	22,332	W	33,338	W	(3,872)
Foreign		1,058		404		417

		23,390		33,742		(3,455)

Current income taxes
Domestic		4,868		6,253		5,100
Foreign		294		308		315

		5,162		6,561		5,415

Deferred income taxes
Domestic		1,044		1,085		5,134
Foreign		(132)		70		12

		912		1,155		5,146

Tax effect resulting from business combination		—		—		(1,086)

Total income tax expenses (benefit)	W	4,250	W	5,406	W	(817)

      The preceding table does not reflect the tax effects of unrealized gains and losses on available-for-sale securities and foreign currency translation. The tax effect of W1 million, W2 million and W75 million for the years ending December 31, 2003, 2004 and 2005 is recorded directly as other comprehensive income within shareholders’ equity.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements — (Continued)
      The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of December 31, 2004 and 2005 are as follows:

	2004		2005

	(In millions of
	Korean Won)
Current deferred income tax assets (liabilities)
Foreign tax credit carryforwards	W	1,502	W	896
Tax credit carryforwards for research and human
resource development		351		1,204
Accrued expense		9		417
Accrued income		(17)		(104)
Deferred expense		(152)		—
Other		(1)		79

		1,692		2,492
Less: Deferred tax asset relating to other comprehensive income (loss)		1		76

	W	1,691	W	2,416

Non-current deferred income tax assets (liabilities)
Foreign tax credit carryforwards	W	—	W	4,881
Tax credit carryforwards for research and human
resource development		—		433
Depreciation and amortization		142		344
Intangible assets in connection with business combination		—		(874)
Impairment on other investment		192		214
Provisions for severance benefits		145		19
Unremitted earnings of subsidiary		(111)		(186)
Net operating loss carryforwards in subsidiaries		86		302
Other		8		2

		462		5,135
Less: Valuation allowance		86		338

	W	376	W	4,797

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
      In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization do deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences became deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets were deductible, management believed it was more likely than not that the Company

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements — (Continued)
would realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2005. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period were reduced.
      As of December 31, 2005, GRAVITY Entertainment Corp., the Company’s 100% owned subsidiary in Japan, had available loss carryforwards of W338 million which expire in 2011 and 2012. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these loss carryforwards, and recognized a valuation allowance of W86 on the full amount of the available loss carryforwards at an effective rate expected to be incurred in Japan.
      As of December 31, 2005, TriggerSoft, the Company’s 88.15% owned subsidiary in Korea, had temporary differences of W259 million and available loss carryforwards of W1,563 million which expire in 2010. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these loss carryforwards, and recognized a valuation allowance of W251 million, on the full amount of the temporary differences and available loss carryforwards, at an effective rate expected to be incurred to TriggerSoft.
      As of December 31, 2005, the Company also has foreign tax credit carryforwards and tax credit carryforwards for research and human resource development of W5,777 million and W1,637 million, respectively, which expire in 2009 and 2010.
      The statutory income tax rate, including tax surcharges, applicable to the Company was approximately 29.7% in 2003 and 2004. The statutory income tax rate was amended to 27.5%, effective for fiscal years beginning January 1, 2005 in accordance with the Corporate Income Tax Law amended on December 30, 2003.
      As of December 31, 2005, the Company is entitled to a reduced tax rate of 13.75% by virtue of the Special Tax Treatment Control Law of Korea, which is 50% of the statutory tax rate and applied to certain designated venture companies. As the reduced tax rate is valid until 2006, in the year 2007, the Company will reapply for its designation as a venture company. However it is uncertain as to whether the Company will obtain this designation. However, even if the Company ceases to enjoy the 50% reduction in corporate income tax rate in 2007, the Company will instead be entitled to a special tax exemption of 10% in corporate income tax rate for fiscal year 2007 by virtue of being a small-and medium-sized company. Accordingly, deferred income taxes as of December 31, 2005 were calculated based on the rate of 13.75%, 24.75% and 27.50% for the amounts expected to be realized during the fiscal year 2006, 2007, 2008 and thereafter, respectively.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements — (Continued)
      A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follows:

	2003		2004		2005

	(In millions of Korean Won)
Tax expense at Korean statutory tax rate	W	6,947	W	10,021	W	(950)
Income tax exemption		(3,473)		(5,011)		475
Tax credit carryforwards for research and human resource development		—		(351)		(1,286)
Foreign tax differential		274		127		116
Expense not deductible for tax purpose		184		139		342
Change in statutory tax rate		(72)		139		26
Change in valuation allowances		(154)		86		197
Expiration of unused foreign tax credit		—		214		337
Income tax penalties		633		61		—
Others		(89)		(19)		(74)

Total income tax expense	W	4,250	W	5,406	W	(817)

15.	Operations by Geographic Area
      Geographic information for the years ended December 31, 2003, 2004 and 2005 is based on the location of the distribution entity. Revenues by geographic region are as follows:

	2003		2004		2005

	(In millions of Korean Won)
Korea	W	16,475	W	13,524	W	10,093
Japan		12,180		18,372		17,246
Taiwan		11,969		14,643		10,582
Thailand		3,490		5,504		4,933
United States		2,373		3,528		2,701
China		2,089		2,842		1,178
Other		939		6,013		6,651

	W	49,515	W	64,426	W	53,384

16.	Related Party Transactions
      As of December 31, 2004, the Company provided loans to employees for housing amounting to W12 million at an annual interest rate of 9%. All the loans were repaid and therefore there is no remaining balance as of December 31, 2005.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements — (Continued)
      During the years ended December 31, 2003, 2004 and 2005, there were related party transactions with a major shareholder and an equity investee as follows:

	2003		2004		2005

	(In millions of Korean Won)
Sales to related parties	W	—	W	—	W	55
Purchases from related parties		721		938		861
Amounts due from related parties		3,800		3,899		4
Misappropriated funds receivable		7,441		7,482		—
Amounts due to related parties		—		146		132
      A majority of the purchase transactions is rental expense in accordance with agreements between the Company and the former Chairman.
      Most of due from balances have resulted from leasehold deposits remitted to its former Chairman. The balances as of December 31, 2003 and 2004 are included in the leasehold and other deposits balance and due to the former Chairman’s equity transfer as stated in Note 1, the former Chairman ceased to be related party on August 30, 2005.
      The Company’s former Chairman was found to have diverted revenues otherwise due to the Company. The Company’s resulting investigation concluded that W7,482 million was diverted by the former Chairman from 2002 to 2004. And such amounts were accounted for in the line item of “Misappropriated funds receivable” in the accompanying balance sheets. In addition, in March 2003, the former Chairman had misappropriated the Company’s cash in the amount of W1,623 million and repaid the same amount to the Company in nine days.
      Due to balance represents amount of accrued expenses payable to equity investee. The balance is included in the other current liabilities in the accompanying balance sheet.
      On February 20, 2003, the Company obtained a loan of W3,000 million at an annual interest rate of 18% from IAMBiz Co., Ltd. On September 30, 2003, the Company fully repaid the loan to IAMBiz Co., Ltd. On October 1, 2003, IAMBiz Co., Ltd. acquired 4.99% of the Company’s outstanding common shares. On October 31, 2003, the Company disposed its sticker photo division, together with mobile phones and digital and other cameras to IAMBiz Co., Ltd. for proceeds of W510 million. On December 10, 2003, the Company also disposed its license to a horse racing game to IAMBiz Co., Ltd. for proceeds of W20 million. IAMBiz Co., Ltd. changed its name to Rhoceo Co., Ltd. (“Rhoceo”) on November 11, 2004. In August 2005, the Company paid W200 million to Rhoceo for licensing the game under development by Rhoceo and recorded as research and development expenses. Rhoceo Co., Ltd., which was under the control of the former Chairman ceased to be related party on August 30, 2005 due to the former Chairman’s his equity transfer.
      In 2003, the Company invested W1,000 million in the mobile business of Rople-net Co., Ltd. which was a subsidiary of Rhoceo Co., Ltd. and recovered W223 million and gave up its right for the remainder of investment, and purchased right to do mobile business and software totaling W123 million from Rople-net Co., Ltd. In August 2004, the Company also purchased tangible assets totaling W53 million from Rople-net Co., Ltd. Rople-net Co., Ltd., which was a subsidiary of Rhoceo Co., Ltd. and, in turn, under the control of the former Chairman, ceased to be related party on August 30, 2005 due to the former Chairman’s equity transfer.

GRAVITY Co., Ltd.
Notes to Consolidated Financial Statements — (Continued)

17.	Supplemental Cash Flow Information and Non-Cash Activities

	2003		2004		2005

	(In millions of Korean Won)
Supplemental cash flow information
Cash paid during the year for income taxes	W	4,343	W	6,935	W	6,648
Interest paid		6,773		5,163		2,476

	W	11,116	W	12,098		9,124

Supplemental non-cash activities
Increase of capital lease asset	W	603	W	—	W	—
Acquisitions:
Fair value of assets acquired	W	—	W	—	W	12,774
Less: cash acquired		—		—		(150)

						12,624
Net cash paid		—		—		(9,193)

Liabilities assumed	W	—	W	—	W	3,431

18.	Subsequent event
      In April 2006, the former Chairman agreed to pay W4,645 million to the Company, in part to reimburse the Company for certain of the costs and expenses incurred by the Company in connection with the investigation of the former Chairman’s diversion of revenues otherwise due to the Company. As a part of the settlement, the Company and the former Chairman have mutually agreed to cease both civil and criminal action against the former Chairman. In accordance with the agreement, the former Chairman is to pay W4,645 million to the Company upon ceasing both civil and criminal lawsuits against him by the Company. Accordingly, the Company withdrew both cases and received W4,645 million on May 17, 2006.
      In May, 2006, the Company entered into a contract to invest in Perpetual Entertainment, Inc. (“Perpetual”), an on-line game developer based in the United States of America. The Company has secured right to appoint one Board member and acquired preferred stock of $9,000 thousand of Perpetual.
      In May, 2006, the Company entered into a contract with YAHOH Communication Ltd. to dispose of its Assets held for sale which consist of land and building for W9,500 million.
      On April 28, 2006, the Company’s Board of Directors approved to establish a subsidiary in France to enter into online game servicing and publishing business. On June 2, 2006, the Company established a bank account in France and transferred EUR1,800 thousand to that account.