Form 20-F
period 2006-12-31
GRAVITY Co., Ltd.
filed 2007-06-29
CIK 1313310

As filed with the Securities and Exchange Commission on June 29, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 000-51138

GRAVITY CO., LTD.
(Exact name of registrant as specified in its charter)

N/A	The Republic of Korea
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Meritz Tower 14F, 825-2 Yeoksam-Dong, Gangnam-Gu
Seoul 135-934 Korea
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common stock, par value Won 500 per share*	Nasdaq Global Market
American depositary shares, each representing one-fourth of a share of common stock

*	Not for trading, but only in connection with the listing of American depositary shares on the Nasdaq Global Market pursuant to the requirements of the Securities and Exchange Commission.

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

CERTAIN DEFINED TERMS

Unless the context otherwise requires, references in this annual report to:

•	“China” or the “PRC” are to the People’s Republic of China;

•	“Government” is to the government of The Republic of Korea;

•	“GRAVITY,” “the Company,” “we,” “us,” “our,” or “our company” are to GRAVITY Co., Ltd. and its subsidiaries.

•	“Japanese Yen” or “JPY” are to the currency of Japan;

•	“Korea” or the “Republic” are to The Republic of Korea;

•	“Taiwan” or the “ROC” are to Taiwan, the Republic of China;

•	“US$,” “U.S. dollar” and “U.S. dollars” are to the currency of the United States; and

•	“Won” or “W” are to the currency of the Republic of Korea.

For your convenience, this annual report contains translations of certain Won amounts into U.S. dollars at the noon buying rates of the Federal Reserve Bank of New York for Won in effect on December 31, 2006, which was Won 930.0 to US$1.00.

Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F for the year ended December 31, 2006 contains “forward-looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”). All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict,” “considering,” “depends,” “may,” “could,” “should” or “could” and similar expressions are also intended to identify forward-looking statements.

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

The following selected consolidated financial information is derived from our consolidated financial statements as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with our audited consolidated financial statements and the related notes thereto, included in this annual report. Our consolidated financial statements and related notes thereto have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The consolidated statement of income data for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 are derived from our audited consolidated financial statements. The consolidated balance sheet data as of December 31, 2003, 2004, 2005 and 2006 are derived from our audited consolidated financial statements.

	As of and for the Years Ended December 31,
	2002		2003		2004		2005		2006		2006(1)
											(Unaudited)
	(In millions of Won and thousands of US$, except share and per share data, operating data
	and percentage)

Statement of operations:
Revenues:
Online games — subscription revenue	W	7,310	W	18,560	W	16,253	W	11,249	W	8,420	US$	9,054
Online games — royalties and license fees		2,330		29,727		45,101		37,375		26,123		28,089
Mobile games		—		43		376		1,664		3,840		4,129
Character merchandising, animation and other revenue		427		1,185		2,696		3,096		2,580		2,774

Total revenues		10,067		49,515		64,426		53,384		40,963		44,046
Cost of revenues		1,738		6,958		10,116		16,038		17,746		19,082

Gross profit		8,329		42,557		54,310		37,346		23,217		24,964
Operating expenses:
Selling, general and administrative		4,870		11,360		13,660		30,795		27,555		29,629
Research and development		815		1,597		2,029		9,219		9,239		9,934

	As of and for the Years Ended December 31,
	2002		2003		2004		2005		2006		2006(1)
											(Unaudited)
	(In millions of Won and thousands of US$, except share and per share data, operating data
	and percentage)

Litigation charges		—		—		—		—		4,648		4,998
Proceeds from the former chairman due to fraud		—		—		—		—		(4,947)		(5,319)
Gain in disposal of assets held for sale		—		—		—		—		(1,081)		(1,162)

Operating income (loss)		2,644		29,600		38,621		(2,668)		(12,197)		(13,116)
Other income (expense), net		(2,424)		(6,210)		(4,879)		(787)		2,265		2,435

Income (loss) before income tax expenses, minority interest, and equity in loss of related joint venture and partnership		220		23,390		33,742		(3,455)		(9,932)		(10,681)
Income tax expenses (benefit)		542		4,250		5,406		(817)		12,069		12,977

Income (loss) before minority interest and equity in loss of related joint venture and partnership		(322)		19,140		28,336		(2,638)		(22,001)		(23,658)

Minority interest		—		—		(17)		(2)		7		8
Equity in loss of related joint venture and partnership		—		—		296		394		1,106		1,189
Income (loss) before cumulative effect of change in accounting principle		(322)		19,140		28,057		(3,030)		(23,114)		(24,855)
Cumulative effect of change in accounting principle, net of tax		—		—		—		—		849		913

Net income (loss)	W	(322)	W	19,140	W	28,057	W	(3,030)	W	(22,265)	US$	(23,942)

Earnings (loss) per share:
Before cumulative effect of change in accounting principle	W	(96)	W	3,730	W	5,056	W	(445)	W	(3,326)	US$	(3.58)
Cumulative effect of change in accounting principle		—		—		—		—		122		0.13
Basic and diluted per share	W	(96)	W	3,730	W	5,056	W	(445)	W	(3,204)	US$	(3.45)
Basic and diluted per ADS		—		—		—		(111)		(801)		(0.86)
Weighted average number of shares outstanding (basic and diluted)		3,355,616		5,130,895		5,548,900		6,803,147		6,948,900		6,948,900
Balance sheet data:		(Unaudited )
Cash and cash equivalents	W	560	W	5,405	W	16,405	W	25,874	W	35,314	US $	37,972
Total current assets		7,916		17,824		46,868		109,428		88,203		94,842
Property and equipment, net		2,254		5,417		14,760		11,863		8,472		9,110
Total assets		13,617		36,424		68,644		144,857		122,561		131,786
Total current liabilities		8,251		10,575		12,221		19,448		16,192		17,411

	As of and for the Years Ended December 31,
	2002	2003	2004	2005	2006	2006(1)
						(Unaudited)
	(In millions of Won and thousands of US$, except share and per share data, operating data
	and percentage)

Total liabilities	13,707	13,960	18,209	24,073	24,419	26,257
Total shareholders’ equity	(90)	22,464	50,435	120,762	98,113	105,498
Selected operating data and financial ratios:
Gross profit margin(2)	82.7%	85.9%	84.3%	70.0%	56.7%	56.7%
Operating profit margin(3)	26.3	59.8	59.9	(5.0)	(29.8)	(29.8)
Net profit margin(4)	(3.2)	38.7	43.5	(5.7)	(54.4)	(54.4)

Notes:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 930.0 to US$1.00.

(2)	Gross profit margin for each period is calculated by dividing gross profit by total revenues for each such period.

(3)	Operating profit margin for each period is calculated by dividing operating income (loss) by total revenues for each such period.

(4)	Net profit margin for each period is calculated by dividing net income (loss) by total revenues for each such period.

Exchange Rates

Fluctuations in the exchange rate between Won and U.S. dollar may affect the market price of our ADSs. These fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in Won and the Won proceeds received by the depositary from any sale of our common shares represented by our ADSs.

In certain parts of this annual report, we have translated Won amounts into U.S. dollars for convenience purposes only. The “noon buying rate” is the rate in The City of New York used for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, all translations from Won to U.S. dollars were made at Won 930.0 to US$1.00, which was the noon buying rate in effect on December 31, 2006. The translation is not a representation that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. The table below sets forth, for the periods indicated, information provided by the Federal Reserve Bank of New York concerning the noon buying rate for Won, expressed in Won per one U.S. dollar.

Period	At End of Period	Average(1)	High	Low

2002	1,186.3	1,250.4	1,332.0	1,160.6
2003	1,192.0	1,192.1	1,262.0	1,146.0
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005	1,010.0	1,023.8	1,059.8	997.0
2006	930.0	954.3	1,002.9	913.7
December, 2006	930.0	925.0	931.6	913.7
January, 2007	941.0	936.8	942.2	925.4
February, 2007	942.3	936.9	942.3	932.5
March, 2007	941.1	942.9	949.1	937.2
April, 2007	931.0	930.7	937.0	926.1
May, 2007	927.4	925.0	934.0	922.3

Note:

(1)	Annual and monthly averages are calculated using the average of the daily rates during the relevant period.

3.B.  Capitalization and Indebtedness

Not applicable.

3.C.  Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.  Risk Factors

Risks Relating to Our Business

We currently depend on one product, Ragnarok Online, for most of our revenues.

Most of our revenues have been and are currently derived from a single product, Ragnarok Online, which was commercially introduced in August 2002. In 2006, we derived Won 32,086 million (US$34,501 thousand) in revenues from Ragnarok Online, representing approximately 78.3% of our total revenues. We expect to continue to derive a substantial portion of our revenues from Ragnarok Online for at least the next one year. Our failure to maintain, improve, update or enhance Ragnarok Online in a timely manner or successfully enter new markets could reduce Ragnarok Online’s user base, decrease its popularity, and reduce our revenues, which would materially and adversely affect our business, financial condition and results of operations. In addition, as Ragnarok Online has been in the market for close to five years and we believe that this game has reached a relative maturity in our principal markets, its user base, popularity and revenues could continue to decline despite our efforts to improve, update and enhance it, which would materially and adversely affect our business, financial condition and results of operations.

For example, in 2006 and 2005, our total revenues and net income decreased significantly, primarily as a result of the declining revenues from Ragnarok Online. Our total revenues decreased by 23.3% to Won 40,963 million (US$44,046 thousand) in 2006 from Won 53,384 million in 2005 and decreased by 17.1% to Won 53,384 million in 2005 from Won 64,426 million in 2004. We recorded a net loss of Won 22,265 million (US$23,942 thousand) in 2006 as compared to a net loss of Won 3,030 million and net income of Won 28,057 million in 2005 and 2004, respectively. The decrease in revenues in 2006 and 2005 was primarily attributed to a declining user base of Ragnarok Online and the continued decline in the subscription revenues and royalties from Ragnarok Online.

If we are unable to consistently develop, acquire, license, launch, market or operate commercially successful online games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected.

In order to improve our growth and profitability, we must continually develop or publish commercially successful online games in addition to Ragnarok Online that will retain our existing users and attract new users. In addition to Ragnarok Online, we currently offer two other massively multiplayer online role playing games, R.O.S.E. Online and Time N Tales, and two casual online games, Love Forty and TV Boyz, through our casual online portal site, STYLIA. We are currently developing two new massively multiplayer online role playing games, Ragnarok Online II and Requiem, as well as three new casual games, Pucca Racing, W Baseball and Bodycheck Online. We have also entered into a license agreement with a third party for the right to publish Emil Chronicle Online, a massively multiplayer online role playing game, worldwide, except for Japan. A game’s commercial success largely depends on appealing to the tastes and preferences of a critical mass of users as well as the willingness of such users to continue as paying subscribers, all of which are difficult to predict prior to a game’s development and introduction. No assurance can be given that Ragnarok Online II, Requiem or any of the other games we develop or purchase licensing rights to, will gain popularity with the market or that we will generate sufficient revenues from such games to justify the costs of development and/or payment of licensing fees for such games.

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

For example, we are currently developing Ragnarok Online II, the successor game to Ragnarok Online. Although we have indicated our plan to introduce Ragnarok Online II at various times in the past, the launch of this game has been delayed for various reasons, including as a result of technical difficulties. We currently intend to launch Ragnarok Online II in the third quarter of 2007, although no assurance can be given that we will be able to meet our current anticipated launch date for this game. In addition, no assurance can be given that when launched, Ragnarok Online II will gain market acceptance and popularity. The success of Ragnarok Online II will be subject to many factors, including the quality, uniqueness and playability of the game and the launch by our competitors of other games that may gain more market acceptance than Ragnarok Online II. Our inability to launch Ragnarok Online II, and if launched, the lack of popularity or market acceptance of it, is likely to have a materially adverse effect on our business, prospects, reputation, financial condition and results of operations.

We face the risks of changing consumer preferences and uncertainty of market acceptance of our new games.

Online games are a new and evolving entertainment concept. The level of demand and market acceptance of online games in general, and of any one online game in particular, is subject to a high degree of uncertainty. This uncertainty is particularly relevant to our current situation, because we are currently relying on one online game for most of our revenues. As the consumer preferences and trends evolve, there is a high degree of uncertainty about whether users will continue to value some or all of the key features of our games, thereby encouraging them to continue to play our games and pay subscription fees. Further, entertainment from other sources, including movies, cable TV and IPTV, among others, could erode the growth of the online game industry. A decline in the popularity of online games in general, and/or the online games we develop or publish in particular, will likely have a materially adverse affect on our business and prospects.

As we introduce new games, we face the risk that a significant number of users of our existing games may migrate to our new games without any net gains in the overall user base

We expect that as we introduce new games, certain number of our existing users will migrate to the new games from our old games. If the level of migration by our users from our existing games to such new games is significantly higher than our expectations, and the net gains in new users is significantly lower than our expectations, then we may have to adjust our marketing, pricing and other business plans and, as a result, our growth and profitability could be materially and adversely affected.

In particular, there is a high degree of uncertainty about the potential impact of the commercial launch of Ragnarok Online II on the user base of Ragnarok Online. While we believe that the game environment and the overall game experience of Ragnarok Online II are meaningfully different from that of Ragnarok Online such that it would attract a significant number of new users in addition to a certain number of Ragnarok users, we cannot provide assurances that the overall user base will grow and that the net migration away from Ragnarok Online will not be significant.

Our inability to adequately address the operational, network and system infrastructure and human resources challenges of managing our business may have a negative impact on our ability to implement our strategic initiatives.

Our growth to date has placed, and the anticipated further expansion of our operations will continue to place, a significant strain on our management, systems and resources. In order to properly manage our business, we must improve our operational systems, expand our network and system infrastructure, retain, hire and train qualified personnel and enhance the effectiveness of our operational controls and procedures. We cannot assure you that we will be able to efficiently or effectively manage our business, including the growth of our operations, and any failure

10

to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.

We depend on license fees and royalty payments from our overseas licensees for a substantial portion of our revenues.

In markets other than Korea, the United States, Canada, Russia, France and Belgium, we license our games to overseas operators or distributors from whom we receive license fees and royalty payments based on a percentage of such operators’ revenues from our games. Such overseas license fees and royalty payments represented 63.8% of our total revenues in 2006. In particular, we are heavily dependent on two licensees for a significant portion of our revenues, as we derived 37.7% of our total revenues from GungHo Online Entertainment, Inc., our licensee in Japan, and 10.0% of our total revenues from Soft-World International Corporation, our licensee in Taiwan. Deterioration in our relationship with our licensees, or material changes in the terms of our license with such licensees, will likely have a material adverse affect on our business, prospects, financial condition and results of operations. In addition, as we are heavily dependent on certain licensees, deterioration or any adverse developments in the operations, including changes in senior management, of our overseas licensees may materially and adversely affect our business, financial conditions and results of operations.

Our overseas licensees are responsible for remitting royalty payments to us based on a percentage of sales from our games, after deducting certain expenses. We generally receive royalties earned by us from such licensee within 20 to 30 days following the end of each month (except Europe, Chile and China, where such payments are received up to 60 days after the record date). Online payment systems in China and certain other countries are still in a developmental stage and are not as widely available or used. Payment for online game services in these countries generally take the form of prepaid cards sold in Internet cafés, convenience stores and other distribution channels. Some of our overseas licensees rely heavily on a multilayer distribution and payment network composed of third party distributors for sales to, and collection of payments from, users. Failure by our licensees to maintain a stable and efficient billing, recording, distribution and payment collection network in these markets may result in inaccurate recording of sales or insufficient collection of payments from these markets and may materially and adversely affect our financial condition and results of operations. In addition, although we have, pursuant to our license agreements, audit rights to the database of our licensees to ensure that proper payment amounts are being recorded and remitted, such activities can be disruptive and time consuming and, as a result, to date, we have not exercised such rights. Certain of our licensees in the past have failed to accurately report amounts due to us and have diverted certain payables to us to our former chairman, in contravention of our license agreements.

In many of our markets, we rely on our licensees to distribute, market and operate our games.

Our reliance on third parties that we do not control exposes us to certain risks that we would not encounter if we were to operate or distribute directly in such markets. If our overseas licensees fail to perform their contractual obligations or suffer from management or other problems in their businesses, our business operations in overseas markets and our ability to collect royalty payments from such markets may be materially and adversely affected. We may not be able to easily terminate our license agreements with our overseas licensees as these agreements do not specify particular financial or performance criteria that need to be met by our licensees. As our overseas licensees generally have the exclusive right to distribute our games in their respective markets generally for a term of two years, we may not be able to enter into a new license agreement in a particular country for the term of the agreement unless it is terminated earlier. Under the license arrangements, our overseas licensees may operate or publish other online games developed or offered by our competitors. Therefore, our overseas licensees may devote greater time and resources to marketing their proprietary games or those of our competitors than to ours. In general, we may not unilaterally terminate our license agreements. Furthermore, as a part of our license agreement with our licensees, we must provide technical and other consulting services to our licensees in order for them to offer our games in their markets. Our inability to provide such technical and other assistance may hinder our licensees’ efforts to gain market share in their markets and affect users’ satisfaction and loyalty as well as impact the number of users in these markets for our games, which may lead to modifications in the terms and conditions of our licensing agreements with our licensees and, in certain circumstances, result in our licensees terminating their relationship with us.

We operate in a highly competitive industry and compete against many large companies.

Many companies worldwide, including over 100 companies in Korea alone, are dedicated to developing and/or operating online games. We expect more companies to enter the online game industry and a wider range of online games to be introduced in our current and future markets. Our competitors in the massively multiplayer online role playing game industry vary in size from small companies to very large companies with dominant market shares such as NCsoft of Korea and Shanda of China. We also compete with online casual game and game portal companies such as NHN, Nexon, Neowiz and CJ Internet, all from Korea. In addition, we may face stronger competition from console game companies, such as Sony, Microsoft, Electronic Arts, Nintendo and Sega, many of which have announced their intention to expand their game services and offerings over the Internet. For example, Electronic Arts co-developed and launched “FIFA online,” a sports online game based on its best-selling package sports game franchise “FIFA” series, with Neowiz in 2006 and recently announced its investment in Neowiz and further co-development plan for a series of online games. Many of our competitors have significantly greater financial, marketing and game development resources than we have. As a result, we may not be able to devote adequate resources to develop, acquire or license new games, undertake extensive marketing campaigns, adopt aggressive pricing policies or adequately compensate our or third-party game developers to the same degree as certain of our competitors.

As the online game industry in many of our markets is relatively new and rapidly evolving, our current or future competitors may compete more successfully as the industry matures. In particular, any of our competitors may offer products and services that have significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than ours. In addition, any of our current or future competitors may be acquired by, receive investments from or enter into other strategic relationships with larger, longer-established and better-financed companies and therefore obtain significantly greater financial, marketing and game licensing and development resources than we have. Increased competition in the online game industry in our markets could make it difficult for us to retain existing users and attract new users, and could reduce the number of hours users spend playing our current or future games or cause us and our licensees to reduce the fees charged to play our current or future games. In some of the countries in which our games are distributed, such as Korea and Taiwan, growth of the market for online games has slowed while competition continues to be strong. If we are unable to compete effectively in our principal markets, our business, financial condition and results of operations could be materially and adversely affected. See Item 4.B. “Business Overview — Competition.”

Our management has a limited operating experience in our relatively new industry, which may make it difficult for you to evaluate our business prospects.

Our senior management and employees have worked together at our company for a relatively short period of time, including as a result of frequent changes in senior management to date. In addition, the online game industry is a relatively new industry. The world’s first massively multiplayer online role playing game to be introduced commercially was developed and distributed by one of our competitors in 1996. Since then, only a limited number of companies have successfully commercialized such online games on an international scale. You must consider our business prospects in light of the risks and difficulties we have encountered and may encounter in the future in a new and rapidly evolving industry. We may not be able to successfully address these risks and difficulties, which could materially harm our business prospects, financial condition and results of operations.

Rapid technological change may adversely affect our future revenues and profitability.

The online game industry is subject to rapid technological change in such areas as hardware, software and content programming. We need to anticipate the emergence of new technologies and games, assess their likely market acceptance, and make substantial game development and related investments. In addition, new technologies in online game programming or operations could render our current or future games obsolete or unattractive to our users, thereby limiting our ability to recover game-related development, acquisition or licensing costs and potentially materially and adversely affecting our business, financial condition and results of operations.

If we fail to retain and hire skilled and experienced game developers or other key personnel in order to design and develop new online games and additional game features, we may be unable to achieve our business objectives.

In order to meet our business objectives and maintain our competitiveness in the future, we will need to attract and retain qualified employees, including skilled and experienced online game developers. We compete to attract and retain these key personnel with other companies in our industry, some of which may offer superior compensation arrangements and career opportunities. In addition, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. We cannot assure you that we will be able to attract or retain qualified game developers or other key personnel, or successfully train and integrate them to achieve our business objectives.

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

From time to time, we detect users that gain an unfair advantage by modifying our games execution files saved on the users’ computers to facilitate the progression of their game characters. Unauthorized character manipulation may negatively impact the image and users’ perception of our games and could limit the popularity of our games and damage our reputation.

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

We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite certain precautions taken by us, it may be possible for third parties to obtain and use our intellectual property without authorization. For example, in April 2003, we discovered that the server-end software of Ragnarok Online was unlawfully released in Korea, China and the United States. This enabled unauthorized third parties to set up local server networks to operate Ragnarok Online, which may have resulted in a diversion of a significant number of paying users. Since then, we have designated certain employees to be responsible for detecting these illegal servers and reporting them to the relevant enforcement authority in Korea in charge of crimes on the Internet. In overseas markets, we cooperate with and rely on our overseas licensees to seek enforcement actions against operators of illegal free servers. We may incur considerable costs in the future to remedy software piracy and to enforce our rights against the operators of unauthorized server networks.

The validity, enforceability, enforcement mechanisms and scope of protection of intellectual property in Internet-related industries are uncertain and evolving. In particular, the laws and enforcement regime of Korea, Japan, Taiwan, Thailand, China and certain other countries in which our games are distributed are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States and other developed countries. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Such litigation could result in substantial costs and diversion of our resources, including diverting the time and effort of our senior management, and could disrupt our business, as well as have a material adverse effect on our business, prospects, financial condition and results of operations.

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

Under Korean law and regulations, small- and medium-sized venture companies may be entitled to enjoy a preferential tax treatment from the Korean government in the form of a 50% reduction in corporate income tax rates for the year in which it first generates taxable income and the following five years if such company satisfies a number of financial and non-financial criteria, including the maintenance of its status as a designated venture company. In 2002, when we first generated taxable income, we qualified for the preferential tax treatment and enjoyed the 50% reduction in corporate income tax rates. In 2005, we also qualified for this preferential treatment and our applicable corporate income tax rate (including resident surtax) was 13.75% after the 50% reduction. A company that engages in data processing or computer related businesses, including us, may qualify as a small-and medium-sized enterprise under the Framework Act on Small- and Medium-Sized Enterprises if, among other things, (i) we hire less than three hundred full-time employees or (ii) our total revenue does not exceed Won 30 billion (US$32 million). In 2004, we failed to satisfy both of these tests. However, even if a company fails to satisfy both of the preceding requirements, it may continue to enjoy its status as a small- and medium-sized enterprise for the following three years so long as that company neither (x) merges into, nor consolidates with, another company nor (y) becomes an affiliate of certain large enterprises. Accordingly, we believe that we qualify as a small- and medium-sized company through September 2007 as long as we satisfy such conditions. We will renew in the period from July 23, 2007 to October 23, 2007 as the termination date is September 23, 2007. However, after 2006, we may not be able to qualify for the preferential tax treatment because our status as a designated venture company is subject to renewal in 2007 and there is no guarantee that we will so qualify based on the non-financial criteria, which involve a relatively subjective determination by the regulatory authority. A designated venture company, including us, must qualify every one year based on the evaluation described above. Accordingly, our tax rate may increase substantially. The discontinuation of this preferential tax treatment could materially and adversely affect our net income. In addition, if the National Tax Service were to audit us and determine that we were not entitled to such tax benefit, we may be required to pay back-taxes and statutory interest. See Item 5.A. “Operating Results — Overview — Income tax expenses.”

We may not be able to successfully implement our growth strategies.

We are pursuing a number of growth strategies, including the following

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

In addition, we have formulated a strategic vision to promote our role as a hub for all things related to the online game industry. As the hub for the online game industry, we will endeavor to bring together in one place the capital, human resources, technology and distribution channels necessary to create online games and establish a system to facilitate the publishing of online games. To this end, we will continue to (i) strengthen our efforts to develop online games, (ii) identify and implement opportunities for overseas publishing of our games, (iii) establish strategic alliances with major players in the online game industry in Korea, (iv) enhance brand recognition for our key online games and facilitate cross-selling of other products and (v) promote our mobile games.

We cannot assure you that we will be successful in implementing any of these strategies. Some of these strategies relate to new services or products for which there are no established markets, or in which we lack experience and expertise. If we are unable to successfully implement our growth strategies, our revenues, profitability and competitiveness may be materially and adversely affected. Our growth potential in many of the markets in which our games are currently distributed or which we intend to enter may be limited since the penetration rate for personal computers is relatively low and the cost of Internet access relative to the per capita income is higher in such markets when compared to some of our principal markets such as Korea and Japan. If we decide to pursue acquisitions, investments or joint ventures to achieve growth, the success of such acquisitions, investments or joint ventures will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract and reach agreement with acquisition candidates or joint venture partners on commercially reasonable terms, and the availability of financing to complete such acquisitions, joint ventures or investments. For example, in May 2006, we entered into a contract to invest US$9 million in Perpetual Entertainment, Inc., an online game developer based in the United States. In December 2005, we completed an acquisition of a controlling interest in NEOCYON, Inc., a mobile Internet solutions provider in Korea. In December 2005, we also entered into an agreement with Movida Investment Inc., SOFTBANK CORP. and eight other companies to invest in “Online Game Revolution Fund No. 1,” with a total capital commitment in the amount of Japanese Yen 1 billion (US$9,096 thousand), which represented 10% of the aggregate size of the fund, and which currently represents 14.49% of the fund due to the withdrawal of some co-participants in 2006. As of the date hereof, we have invested Japanese Yen 250 million (US$2,274 thousand), which represents 25% of our total capital commitment. We cannot be certain that any particular acquisition, investment or joint venture will produce the intended benefits on a timely basis, or at all.

Mr. Il Young Ryu, our chairman, chief executive officer and representative director and also the representative director of EZER Inc., our largest shareholder, has substantial control over us and can delay or prevent a change in corporate control.

Mr. Il Young Ryu, our chairman, chief executive officer and representative director and also the representative director of EZER Inc., our largest shareholder, beneficially owns approximately 52.4% of our outstanding common shares. As a result, Mr. Ryu exerts significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, including acquisitions, divestures, strategic relationships and other matters. Mr. Ryu also has the power to prevent or cause a change in control. In addition, the rights and responsibilities of our shareholders and members of our board of directors under Korean law may be different from those that apply to shareholders and directors of a corporation incorporated in the United States. While the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a corporation incorporated in the United States. Holders of our ADSs may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholder than they would as shareholders of a corporation incorporated in the United States.

We have limited business insurance coverage in Korea.

The insurance industry in Korea is still at an early stage of development. In particular, Korean insurance companies offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in Korea. In 2005 and 2006, we derived 18.9% and 24.8% of our total revenues from Korea, respectively. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of our resources.

Slow growth or contractions in the Internet café industry in Korea may affect our ability to target a core group of potential users.

According to the 2005 report issued by the Korean Game Development and Promotion Institute, which has recently changed its name to Korea Game Industry Agency, the growth in the number of active Internet cafés in Korea has stabilized since 2000 and the number of such cafés actually declined in 2003, with no significant change to the number of active Internet cafés from 2003 to 2005. We believe that there was no significant change in the number of active Internet cafés in 2006. Intensifying competition for users of online games, as well as a more widespread availability of personal computers, or PCs, and broadband Internet access in homes in Korea could trigger further declines in the number of Internet cafés. Future reductions in the number of Internet cafés operating in Korea could adversely affect our ability to target a core group of potential users, who tend to prefer playing online games, in particular, massively multiplayer online role playing games, at Internet cafés.

We may be required to take significant actions that are contrary to our business objectives in order to avoid being deemed an investment company as defined under the Investment Company Act of 1940, as amended.

Generally, the Investment Company Act of 1940, or the 1940 Act, provides that a company is not an investment company and is not required to register under the 1940 Act as an investment company if:

•	the company is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities; and

•	40% or less of the value of the company’s assets (exclusive of cash items and U.S. government securities) is represented by “investment securities” as defined by the 1940 Act.

We believe that we are engaged primarily and directly in the businesses of providing online game services, that less than 40% of the fair market value of our assets (exclusive of our cash items) is represented by investment securities and, consequently, that we are not an investment company as that term is defined under the 1940 Act. For this purpose, we treat a bank deposit that may be withdrawn earlier than on its maturity date upon demand without penalty against the principal amount of the deposit as cash items even though such holdings may be categorized, for financial reporting purposes, as short-term financial instruments. In the future we may be required to take actions to avoid the requirement to register as an investment company, such as shifting a significant portion of our long- and short-term investment portfolio into low-yielding bank deposits or other short-term securities which are not considered to be investment securities due to their liquidity and certain other characteristics. These types of investments may reduce the amount of interest on other income that we could otherwise generate from our investment activities. In addition, we may need to acquire additional income or loss generating assets that we might not otherwise have acquired or forego opportunities to acquire minority interests in companies that could be important to our strategy.

The 1940 Act also contains regulations with respect to investment companies, including restrictions on their capital structure, operations, transactions with affiliates and other matters which would be incompatible with our operations. If we were to be deemed an investment company in the future, we would, among other things, effectively be precluded from making public offerings in the United States. We could also be subject to administrative or legal proceedings and, among other things, contracts to which we are a party might be rendered unenforceable or subject to rescission.

We may have been since our initial public offering, and may be in subsequent years, a passive foreign investment company, which could result in adverse U.S. tax consequences to you.

In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments and other passive assets after our initial public offering, we may have been since our initial public offering, a passive foreign investment company for U.S. federal income tax purposes. If we are a passive foreign investment company for any taxable year during which you hold our ADSs or common shares, you could be subject to adverse U.S. federal income tax consequences. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding our ADSs or common shares if we are considered a passive foreign investment company in any taxable year. See Item 10.E. “Taxation — U.S. federal income tax considerations — Passive foreign investment companies.”

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

In connection with the audit of our financial statements prepared under US GAAP for the year ended December 31, 2006, we have identified certain material weaknesses (as defined under Standards of the Public Company Accounting Oversight Board (United States)) in our system of internal controls over financial reporting. In addition, our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2006 pursuant to section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and related

SEC rules and concluded that our internal control over financial reporting was not effective as of December 31, 2006. Specifically, management identified four material weaknesses set forth in our internal control over financial reporting as defined under Standards of the Public Accounting Oversight Standard Board (United States) as of December 31, 2006.

These material weaknesses could result in misstatements of any of our financial statements that are not prevented or detected which could result in a material misstatement to our annual consolidated financial statements. After considering these material weaknesses, among other matters, our chief executive officer and chief financial officer have also concluded, most recently as at December 31, 2006, that our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

Our management, in particular, our chief executive officer and chief financial officer, along with the Audit Committee, is in the process of addressing the material weaknesses and will seek to put in place a system of internal control over financial reporting which will remediate such material weaknesses as expeditiously as possible. All disclosure controls and procedures, no matter how well designed, however, have inherent limitations including the possibility of human error and the circumvention or overriding of the controls and procedures. A company’s internal control over financial reporting is a process designed to provide reasonable, not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changed conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Furthermore, we are subject to the Sarbanes-Oxley Act, which requires us to, among other things, maintain an effective system of internal controls over financial reporting, and requires our management to provide a certification on the effectiveness of our internal controls on an annual basis. Additionally, our independent accountants must provide an independent attestation report on our internal control over financial reporting beginning from the fiscal year ending December 31, 2007. We have not yet fully completed the establishment of a system of internal controls appropriate for our anticipated reporting requirements. No assurance can be given that we will be able to establish such system in a timely manner and even if we do, that our internal controls system will not fail in the future.

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

Risks Relating to Recent Developments at GRAVITY

Harm from continued regulatory scrutiny and securities litigation

We have received and continue to receive requests and inquiries from the staff of the Securities and Exchange Commission, the officials of Nasdaq, shareholders and others seeking information regarding our financial condition and results of operations, accounting and related internal controls over financial reporting and details related to the investigation and the restated financial statements arising from the embezzlement of company funds by Mr. Jung Ryool Kim, our former Chairman. We cannot predict if such inquiries will ultimately lead to formal investigations and enforcement actions by the Securities and Exchange Commission or Nasdaq, or other government agencies or lead to lawsuits filed by our shareholders. If such formal investigations or enforcement actions occur or lawsuits are brought, we may be required to pay fines, consent to injunctions on future conduct, be subject to other penalties or be required to expend time and resources on defending against such litigation, each of which could have a material adverse effect on our business, financial condition and results of operations.

In May 2005, a number of class action complaints were filed against the Company and other defendants for alleged violation of the United States federal securities law in the United States District Court for the Southern District of New York (the “Court”) in connection with the initial public offering of the Company’s ADSs in February 2005. The actions were consolidated by an order of the Court entered on December 12, 2005 as In Re Gravity Co., Ltd. Securities Litigation, No. 1:05-CV-4804-LAP to be prosecuted on behalf of a class of those who purchased ADSs between February 7, 2005 and November 10, 2005. On July 10, 2006, the lead plaintiff filed a Consolidated Amended Complaint (the “CAC”) which identifies the Company and certain of its former individual directors and officers as defendants, and claims that the Company’s registration statement on Form F-1 and the prospectus which constitutes a part of the registration statement used in connection with its initial public offering contained material misstatements and omissions. On October 17, 2006, the Company and certain other defendants filed motions to dismiss the CAC. Pursuant to a mediation session held in New York on April 25, 2007, the Company, one other defendant and the plaintiffs agreed in principle to settle the class action litigation for US$10 million. The Company’s share of the settlement is anticipated to be US$5 million. Upon completion of this settlement, the Company, its current and former directors and officers as well as other third parties will be released from liability for the claims asserted by the class. Costs associated with administering the settlement, including the plaintiffs’ attorneys’ fees and expenses will be paid out of the US$10 million settlement amount before distributions are made to the class members. While the parties have informed the Court by written correspondence of their intention to settle the dispute, the parties have not yet filed a stipulation with the Court. The parties are expected to file such stipulation in July 2007. The proposed settlement is conditioned, among other things, on various conditions being met and final approval by the Court after notice to the plaintiff class and expiration of the time for appeal from any order of the Court approving the settlement.

In addition, certain of our minority shareholders in Korea and outside of Korea have recently made various demands on our management, including with respect to our corporate governance practices. For example, certain of our minority shareholders have formed a committee named The Gravity Committee for the Fair Treatment of Minority Shareholders, or the Minority Shareholders Committee, in March 2006 and have since made a number of requests, including a request to inspect our financial documents and review decisions made by our management concerning transactions entered into with certain parties, and to pursue legal action if the committee views such transactions to have been entered into improperly. Our management may be required to expend substantial time, effort and resources to respond to such requests from our minority shareholders, including the Minority Shareholders Committee, in the future, which may negatively impact the ability of our management to address business challenges and operational requirements facing us, and adversely affect our business, financial condition and results of operation.

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

The laws, regulations and legal requirements in many of the countries in which our games are distributed are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us. We cannot predict the effect of future developments in the legal systems in these countries, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. If the cost of regulatory compliance increases for our licensees as a result of regulatory changes, our licensees may in the future seek to reduce royalties and license fees payable to us, which may materially and adversely affect our business, results of operations and financial condition.

If our licensee in Taiwan adopts the model consumer contract promulgated by the ROC Ministry of Economic Affairs or the ROC Ministry of Economic Affairs imposes additional regulatory burdens on our licensee in Taiwan, our licensee in Taiwan may require us to reduce the license fee or royalties, or share the cost of regulatory compliance.

In 2005 and 2006, we derived 19.8% and 10.0%, respectively, of our total revenues from our licensee in Taiwan. As a result of increasing disputes between the online game companies and consumers in Taiwan, on February 17, 2006, the ROC Ministry of Economic Affairs of the Executive Yuan (the “ROC MOEA”) has promulgated a model consumer contract that online game companies are encouraged to adopt. In addition, the ROC MOEA may, within its authority, further consider promulgating certain standard provisions that must be included in a consumer contract that online game companies must use in order to operate in the future when necessary. If our licensee in Taiwan adopts the above model consumer contract or these standard provisions are implemented, the cost of regulatory compliance may significantly increase for our Taiwanese licensee. Our Taiwanese licensee may in the future seek to reduce royalties and license fees, which may materially and adversely affect our licensee’s business and our results of operations and financial condition.

Our business may be adversely affected by complexities, uncertainties and changes in law and regulations of China and Taiwan regulating Internet companies and businesses operating in China and Taiwan, including those related to online games.

In 2005 and 2006, we derived 2.2% and 1.3%, respectively, of our total revenues from our licensee in China. The Chinese government, through various regulatory authorities, heavily regulates the Internet sector, which includes the online game industry. These laws and regulations include the following:

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

The Taiwanese government has recently proposed a draft Statutes of Information-Entertainment Industry legislation and, according to local press, alternatively, is considering amending the Electronic Game Arcade Business Regulation Act, which may limit the total number of Internet cafés and require government approvals before their operation of business.

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

Our future performance will depend in large part on the future economic growth of our principal markets. Our top markets in terms of revenues generated were Japan, Korea, Taiwan, U.S. and Thailand, representing 41.3%, 24.8%, 10.0%, 7.0% and 6.2%, respectively, of our total revenues in 2006. Accordingly, our business, financial condition, results of operations and prospects are subject to the economic, political, legal and regulatory conditions and developments in these countries. Adverse developments in such markets may have an adverse effect on the number of our subscribers and results of operations, which could have a material adverse effect on our business.

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

In 2006, approximately 75.2% of our revenues were denominated in foreign currencies, primarily in the U.S. dollar and the Japanese Yen. In most of the countries in which our games are distributed, other than the United States, Japan and Europe, the revenues generated by our licensees in those markets are denominated in local currencies, which include the NT dollar, the Baht and the Renminbi. Depreciation of these local currencies against the U.S. dollar will result in reduced license fees and monthly royalty payments in U.S. dollar terms and may materially and adversely affect our financial condition and results of operations.

While we receive our monthly royalty revenues from our overseas licensees in foreign currencies, primarily the U.S. dollar, the Japanese Yen and the Euro, substantially all of our costs are denominated in Won. Our financial statements are also prepared and presented in the Won. We receive monthly royalty payments from our overseas licensees based on a percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. We generally receive these royalty payments 20 to 30 days after such record date (except in Europe, Chile and China, where such payments are received up to 60 days after the record date). Appreciation of the Won against these foreign currencies during this period will result in foreign currency losses that may materially and adversely affect our financial condition and results of operations.

As of December 31, 2006, there is no outstanding foreign currency forward exchange contract entered into by us. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost-effective manner, or at all.

Increased tensions with North Korea could adversely affect us and the price of our ADSs.

Relations between Korea and North Korea have been tense over most of Korea’s history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increased hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to the nuclear weapons program of North Korea. In February 2005, North Korea announced that it possessed nuclear weapons. In September 2005, North Korea agreed to end its nuclear weapons program, and the six participating nations signed a draft preliminary accord pursuant to which North Korea agreed to dismantle its existing nuclear weapons, abandon efforts to produce new future weapons and readmit international inspectors to its nuclear facilities. In return, the other five nations participating in the talks, China, Japan, Korea, Russia and the United States, expressed willingness to provide North Korea with energy assistance and other economic support. The six parties agreed to hold further talks in November 2005. However, one day after the joint statement was released, North Korea announced that it would not dismantle its nuclear weapons program unless the United States agreed to provide civilian nuclear reactors in return, a demand that the United States rejected.

In July 2006, North Korea conducted several missile tests, which increased tensions in the region and raised strong objections from Japan and the United States. In response, the United Nations Security Council passed a resolution condemning such missile tests and banning any United Nations member state from conducting transactions with North Korea in connection with material or technology related to missile development or weapons of mass destruction. On October 9, 2006, North Korea announced that it had successfully conducted a nuclear test, which increased tensions in the region and raised strong objections from Korea, the United States, Japan, China and other nations worldwide. In response, the United Nations Security Council passed a resolution which prohibits any United Nations member state from conducting transactions with North Korea in connection with any large-scale arms and material or technology related to missile development or weapons of mass destruction, providing luxury goods to North Korea, and imposes freezing of assets and an international travel ban on persons associated with North Korea’s weapons programs, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea.

In February 2007, the six parties entered a new accord whereby North Korea would begin to disable its nuclear facilities in return for fuel oil and aid. After several months of alleged non-compliance by North Korea and other related disputes among the parties, North Korea announced in June 2007 that it has agreed to begin disabling its nuclear facilities in the subsequent several weeks. We cannot assure you that these recent events constitute a final agreement on North Korea’s nuclear program, including critical details such as implementation, timing and verification, or that North Korea will fulfill its obligations under such accord.

In addition, in October 2004, the United States proposed plans to withdraw approximately one-third of the 37,500 troops stationed in Korea by the end of 2008. However, details regarding the timing and other aspects of the proposed reduction in U.S. troops are not yet finalized and talks between the governments of the United States and Korea are ongoing.

Any further increase in tensions, resulting for example from a break-down in contacts, test of long-range nuclear missiles, coupled with continuing nuclear programs by North Korea or an outbreak in military hostilities, could adversely affect our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our ADSs.

Disruptions in Taiwan’s political environment could seriously harm our business and operations in Taiwan.

The government of China asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the government of Taiwan. The government of China has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or a foreign power interferes in Taiwan’s internal affairs. On the other hand, the government of Taiwan promulgated the Referendum Law on December 31, 2003 and as last amended on May 30, 2006 allowing referenda on a range of issues to be proposed and voted upon. The law allows a referendum on key constitutional issues in the event that Taiwan comes under military attack from a foreign power and its sovereignty is threatened. In 2005 and 2006, we derived 19.8% and 10.0% of our total revenues from our licensee in Taiwan, respectively. Deteriorations in the relationship between Taiwan and China and other factors affecting Taiwan’s political environment may materially and adversely affect our Taiwanese licensee’s business and our results of operations.

The economic, political and social conditions, as well as government policies in China, could adversely affect our operations in China.

In 2005 and 2006, we derived 2.2% and 1.3% of our total revenues from our licensee in China, respectively. While the Chinese economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us or our licensees.

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

Our corporate affairs are governed by our articles of incorporation and by the laws and regulations governing Korean corporations. The rights and responsibilities of our shareholders and members of our board of directors under Korean law may be different from those that apply to shareholders and directors of a U.S. corporation. For example, minority shareholder rights afforded under Korean law often require the minority shareholder to meet minimum shareholding requirements in order to exercise certain rights. Under applicable Korean law, a shareholder must own at least (i) one percent of the total issued shares to bring a shareholders’ derivative lawsuit, (ii) three percent to demand an extraordinary meeting of shareholders, demand removal of directors or inspect the books and related documents of a company, (iii) 10 percent to apply to the court for dissolution if there is gross improper management or a deadlock in corporate affairs likely to result in a significant and irreparable injury to the company or to apply to the court for a reorganization in the case of an insolvency and (iv) 20 percent to block a small-scale share exchange that may be approved only by a board resolution. In addition, while the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a U.S. corporation. Although the concept of “business judgment rule” exists in Korea, there is insufficient case law or precedent to provide guidance to the management and shareholders as to how it should be applied or interpreted in a particular circumstance. Holders of our ADSs may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholder than they would as shareholders of a U.S. corporation.

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

Under the terms of our deposit agreement, holders of our common shares may deposit such shares with the depositary’s custodian in Korea and obtain ADSs, and holders of our ADSs may surrender the ADSs to the depositary and receive our common shares. However, to the extent that a deposit of common shares exceeds the difference between:

•	the aggregate number of common shares we have consented to be deposited for the issuance of ADSs (including deposits in connection with offerings of ADSs and stock dividends or other distributions relating to ADSs); and

•	the number of common shares on deposit with the custodian for the benefit of the depositary at the time of such proposed deposit

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

Such exceptions include offering of new shares:

•	through a general public offering;

•	to the members of the employee stock ownership association;

•	upon exercise of a stock option;

•	in the form of depositary receipts;

•	to induce foreign direct investment necessary for business in accordance with the Foreign Investment Promotion Act of Korea;

•	for the purpose of raising funds on an emergency basis;

•	as necessary for the inducement of technology to certain companies under an alliance arrangement with us; or

•	by a public offering or subscribed for by the underwriters for the purpose of listing on the Korean public stock markets.

Accordingly, if we issue new shares to non-shareholders based on such exception, a holder of our ADSs will be diluted. If none of the above exemptions is available under Korean law, we may be required to grant subscription rights when issuing additional common shares. However, under U.S. law, we would not be able to make those rights available in the United States unless we register the securities to which the rights relate or an exemption from the registration requirements of the Securities Act is available. Under the deposit agreement governing the ADSs, if we offer rights to subscribe for additional common shares, the depositary under the deposit agreement, after consultation with us, may make such rights available to you or dispose of such rights on behalf of you and make the net proceeds available to you or, if the depositary is unable to take such actions, it may allow the rights to lapse with no consideration to be received by you. The depositary is generally not required to make available any rights under any circumstances. We are under no obligation to file a registration statement under the Securities Act to enable you to exercise preemptive rights in respect of the common shares underlying the ADSs, and we cannot assure you that any registration statement would be filed or that an exemption from the registration requirement under the Securities Act would be available. Accordingly, you may not be entitled to exercise preemptive rights and may thereby suffer dilution of your interests in us.

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

We may agree with the depositary to amend the deposit agreement and the American depositary receipts, or ADRs, without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary, for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If you do not agree with an amendment to the deposit agreement or the ADRs, your option is limited to selling the ADSs or withdrawing the underlying securities. No assurance can be given that the sale of ADSs would be made at a price satisfactory to you in such circumstances. In addition, the common shares underlying the ADSs are not listed on any stock exchange in Korea. Your ability to sell the underlying common shares following withdrawal and the liquidity of the common shares may be limited.

You may be subject to Korean withholding tax.

Under Korean tax law, if you are a U.S. investor, you may be subject to Korean withholding taxes on capital gains and dividends in respect of the ADSs unless an exemption or a reduction under the income tax treaty between the United States and Korea is available. Under the Korea-United States tax treaty, capital gains realized by holders that are residents of the United States eligible for treaty benefits will not be subject to Korean taxation upon the disposition of the ADSs. However, under the Korea-United States tax treaty, the following holders are not eligible for such tax treaty benefits: (i) in case the holder is a United States corporation, if by reason of any special measures, the tax imposed on such holder by the United States with respect to such capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and 25% or more of the holder’s capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States and (ii) in case the holder is an individual, if such holder maintains a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and the holder’s ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or such holder is present in Korea for a period or periods of 183 days or more during the taxable year.

You may have difficulty bringing an original action or enforcing any judgment obtained outside Korea against us, our directors and officers who are not U.S. persons.

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

4.A.  History and Development of the Company

History and Development of the Company

We were incorporated as a company with limited liability under Korean law on April 4, 2000 under the legal name of GRAVITY Co., Ltd. In March 2003, we established GRAVITY Interactive, LLC, our wholly-owned subsidiary in the United States. The name of GRAVITY Interactive, LLC was changed on January 1, 2006 to GRAVITY Interactive, Inc. In January 2004, we acquired 50% of the voting shares of GRAVITY Entertainment Corporation, formerly RO Production Co., Ltd., our subsidiary in Japan. In October 2004, we obtained from GungHo Online Entertainment, Inc., then the other 50% shareholder of RO Production Co., Ltd, their ownership interest in RO Production Co., Ltd., which made GRAVITY Entertainment our wholly-owned subsidiary. RO Production changed its corporate name to GRAVITY Entertainment Corporation on February 5, 2005. In April and May 2005, we acquired an aggregate of 88.15% equity interest in TriggerSoft Corporation, which developed our R.O.S.E. Online game. In November and December 2005, we acquired an aggregate of 96.11% of the total shares of NEOCYON, Inc., which provides mobile multimedia and online game distribution services in Korea and Russia. In August 2006, the Company founded Gravity EU SASU, a wholly owned Europe-based subsidiary, and in September 2006, the Company acquired 100% of the voting shares of Gravity CIS, Inc., formerly Mados, Inc., from Cybermedia International, Inc. a subsidiary of NEOCYON, Inc. In May 2007, the Company established Gravity Middle East & Africa FZ-LLC, a wholly owned subsidiary in Dubai.

Our registered office is located at Meritz Tower 14F, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul 135-934 Korea. Our telephone number is (822) 2019-6000. Our address for service of process in the United States is Gravity Interactive, Inc., located at 4505 Glencoe Ave, 2nd Floor, Marina Del Ray, California.

For the year ended December 31, 2004, 2005 and 2006, we expended Won 12,324 million, Won 8,459 million and Won 2,858 million (US$3,073 thousand) for capital expenditures (including capitalized interest) in connection with purchase of property and equipment.

4.B.  Business Overview

Overview

We are a leading developer and publisher of online games in Japan, Thailand, the Philippines, Indonesia, Malaysia and Singapore based on the number of peak concurrent users. We are based in Korea and our principal product, Ragnarok Online, is commercially offered in 20 countries. R.O.S.E. Online is commercially offered in the Philippines, the United States and Canada. STYLIA and Time N Tales are commercially offered in Korea. We also offer a number of mobile games and license the merchandizing rights of character-related products based on our online games. We intend to diversify our online game offering by developing online games internally as well as publishing additional online games developed by third parties. We have produced a televised animation series and intend to create other animation products for international distribution in the future.

In all the countries in which our games are serviced, our overseas licensees are responsible for the marketing, operation, billing and customer service in their respective markets in close cooperation with us, except in Korea, the United States, Canada, Russia, France and Belgium. Our license agreements generally have two years for the initial term and subject to renewal every year once the initial term expires. We rely, as a significant portion of our revenue, on the initial license fees and the ongoing royalties from our overseas licensees. The ongoing royalties are based on a percentage of revenues generated by our overseas licensees from the subscription to Ragnarok Online in their respective markets. In Korea, we directly manage game operations, while in the United States and Canada, our wholly-owned subsidiary, GRAVITY Interactive, Inc., is responsible for all aspects of the operation in such countries. We also have Gravity CIS, Inc. and Gravity EU SASU, our wholly-owned subsidiaries, for the game operations in Russia and CIS countries and in France and Belgium, respectively.

The table below provides for the periods indicated, the peak concurrent users and average concurrent users of Ragnarok Online since August 1, 2002, in each of our principal markets.

	Taiwan & Hong Kong		Thailand		Japan		China		Korea		USA & Canada
	PCU(1)	ACU(2)	PCU	ACU	PCU	ACU	PCU	ACU	PCU	ACU	PCU	ACU

3Q 2002	73,274	31,338	—	—	—	—	—	—	24,966	13,880	—	—
4Q 2002	112,823	53,134	40,807	25,451	56,033	33,875	—	—	31,294	14,930	—	—
1Q 2003	158,695	79,410	65,100	22,519	58,785	34,076	—	—	28,598	15,758	—	—
2Q 2003	184,436	83,762	60,600	37,025	75,582	32,146	112,844	73,100	29,103	14,687	—	—
3Q 2003	206,904	91,620	66,700	36,048	75,026	40,634	125,183	87,577	33,491	17,554	9,000	—
4Q 2003	250,030	168,913	72,200	31,757	83,880	47,086	118,257	81,725	27,931	14,430	7,484	5,641
1Q 2004	342,228	220,448	82,385	43,609	89,111	50,306	147,059	97,547	30,059	15,439	9,456	6,995
2Q 2004	339,843	176,976	86,133	56,465	101,983	50,132	116,208	81,240	22,051	11,236	11,230	8,477
3Q 2004	352,592	193,132	107,798	64,935	100,503	50,699	100,002	78,509	26,508	13,023	12,965	8,919
4Q 2004	325,351	241,170	130,148	81,312	104,559	56,091	78,302	63,767	20,597	10,179	10,011	7,108
1Q 2005	344,534	283,553	116,672	88,475	106,195	59,345	76,993	62,006	22,403	10,569	9,190	6,457
2Q 2005	326,848	231,980	111,959	74,087	96,119	50,253	64,970	46,840	15,784	7,153	8,997	5,378
3Q 2005	213,006	146,467	102,716	71,097	93,954	52,213	58,253	41,756	16,516	8,124	8,219	5,426
4Q 2005	134,869	104,702	75,373	57,948	95,706	49,647	35,336	23,734	13,520	6,401	7,433	4,922
1Q 2006	132,539	107,141	69,997	52,404	75,302	36,362	28,248	21,909	13,145	6,342	8,338	5,222
2Q 2006	115,261	90,536	58,502	42,780	80,800	37,208	24,530	19,275	9,627	4,653	8,495	5,518
3Q 2006	122,978	86,985	116,331	36,361	83,632	35,551	36,290	17,220	9,796	4,837	8,128	5,381
4Q 2006	80,226	55,216	48,514	28,276	105,350	34,057	13,620	9,673	10,296	5,042	8,033	4,569
1Q 2007	78,516	45,993	27,491	19,061	78,053	34,504	25,419	8,526	10,338	5,177	6,538	4,042

Notes:

(1)	PCU, or peak concurrent users, represents the highest number of users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

(2)	ACU, or average concurrent users, represents the average number of concurrent users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

(3)	We believe that the number of users as measured by PCU or ACU (i) is reflective of our active user base and (ii) is co-related to revenues as revenues from an online game depend on the numbers of users as well as the time spend playing the game. However, PCU and ACU are not measures under accounting principles generally accepted in Korea (“K-GAAP”) or US GAAP and should not be construed as an alternative to operating income or another measure of performance determined in accordance with K-GAAP or US GAAP . Other companies may determine PCU or ACU differently than we do.

The following table sets forth a summary of our consolidated statement of operations as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
	2004			2005			2006(1)
							(Unaudited)
	(In millions of Won and thousands of US$, except percentages)

Ragnarok Online, R.O.S.E. Online and Time N Tales revenues(2):
Subscriptions:
Korea	W	12,725	19.7%	W	8,548	16.0%	W	5,650	US$	6,075	13.8%
United States/Canada		3,528	5.5		2,701	5.1		2,770		2,979	6.7
Royalties and license fees:
Japan		17,009	26.4		15,447	28.9		15,388		16,546	37.6
Taiwan/Hong Kong		14,350	22.3		9,770	18.3		4,050		4,355	9.9
Thailand		5,335	8.3		4,817	9.0		2,505		2,694	6.1
Others		8,407	13.0		7,341	13.8		4,180		4,494	10.2

Sub-total		45,101	70.0		37,375	70.0		26,123		28,089	63.8

Mobile games		376	0.6		1,664	3.1		3,840		4,129	9.4
Character merchandising and other revenue		2,696	4.2		3,096	5.8		2,580		2,774	6.3

Total revenues	W	64,426	100.0%	W	53,384	100.0%	W	40,963	US$	44,046	100.0%

Notes:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 930.0 to US$1.00.

(2)	Revenues from STYLIA represented a nominal amount of the total revenues in 2006.

Our products

We currently have four product lines: massively multiplayer online role playing games, casual online games, mobile games, and animation and character-based merchandise. Revenues from our principal product, Ragnarok Online, accounted for 88.3% of our revenue in 2005 and 78.3% of our revenue in 2006. We are seeking to diversify our revenue sources by offering additional massively multiplayer online role playing games, casual online games, and other products and services, including mobile games.

Massively multiplayer online role playing games

Currently, we commercially offer three massively multiplayer online role playing games, Ragnarok Online, R.O.S.E. Online and Time N Tales. In addition, we are currently in the process of developing two additional massively multiplayer online role playing games, Ragnarok Online II and Requiem, and intend to publish Emil Chronicle Online which is licensed from a third party developer.

The following table summarizes the massively multiplayer online role playing games that we are either currently offering or in the process of developing, as well as publishing games licensed from third parties we are planning to offer in the near future.

Date of Commercial
Title	Description	Game source	Launch/Testing(2)

Ragnarok Online	Action adventure with 99 levels of skill upgrades, which features two- dimensional characters in three-dimensional backgrounds(1)	Developed in-house	Launched in August 2002
Ragnarok Online II	Three-dimensional sequel to Ragnarok Online	Developed in-house	Currently in development with open beta testing since May 2007 and expect to commercially launch in the third quarter 2007
Requiem	Three-dimensional action adventure	Developed in-house	Currently in development with open beta testing scheduled for the third quarter 2007 and expect to commercially launch in the fourth quarter 2007
R.O.S.E. Online	Three-dimensional action adventure with seven independent storylines	Licensed from third party developer	Launched in January 2005
Time N Tales	Two-dimensional real- time tactical game	Licensed from third party developer	Launched in July 2006
Emil Chronicle Online	Three-dimensional action adventure	Licensed from third party developer	Currently in open beta testing and expect to commercially launch in the third quarter 2007

Notes:

(1)	A game with such features is generally referred to as a 2.5 dimensional game.

(2)	The actual date of commercial launch of games are dependent on a variety of factors, including technical viability and durability, availability of in-house development capability, market conditions, beta testing results and availability of licensing partners in various jurisdictions, among others.

Massively multiplayer online role playing games currently offered

Ragnarok Online

Ragnarok Online represented 78.3% of our total revenues or Won 32,086 million (US$34,501 thousand) in 2006, compared with 88.3% of our total revenues or Won 47,151 million in 2005. Ragnarok Online is offered commercially in 20 markets.

Revenues of Ragnarok Online

		Year Ended December 31,
Revenues	Countries	2004		2005		2006		2006(1)
								(Unaudited)
		(In millions of Won and thousands of US$, except percentages)

Online game-subscription revenue	Korea	W	12,725	W	7,913	W	5,339	US $	5,741
	United States/Canada		3,528		2,665		2,163		2,326

	Subtotal		16,253		10,578		7,502		8,067

Online game-royalties and license fees	Taiwan/Hong Kong		14,350		9,770		4,050		4,355
	Japan		17,009		14,874		14,099		15,160
	Thailand		5,335		4,817		2,505		2,693
	Philippines		2,639		2,297		1,020		1,096
	China		2,840		1,178		516		555
	Indonesia		1,350		1,107		594		639
	Europe		441		650		534		574
	Singapore/Malaysia		1,103		894		224		241
	Australia/New Zealand		34		214		155		167
	Brazil		—		772		749		805
	India		—		—		118		127
	Chile		—		—		20		22

	Subtotal		45,101		36,573		24,584		26,434

	Total	W	61,354	W	47,151	W	32,086	US $	34,501

Notes:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 930.0 to US$1.00.

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

R.O.S.E. Online

R.O.S.E. Online, which was commercially launched in January 2005, represented 5.4% of our total revenues or Won 2,198 million (US$2,363 thousand) in 2006.

Revenues of R.O.S.E. Online

		Year Ended December 31,
Revenues	Countries	2005		2006		2006(1)
						(Unaudited)
		(In millions of Won and thousands of US$, except percentages)

Online game-subscription revenue	Korea	W	635	W	52	US$	56
	United States/Canada		36		607		652

	Subtotal		671		659		708

Online game-royalties and license fees	Japan		573		1,289		1,386
	Europe		101		—		—
	Philippines		128		250		269

	Subtotal		802		1,539		1,655

	Total	W	1,473	W	2,198	US$	2,363

Notes:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 930.0 to US$1.00.

R.O.S.E. Online, a three-dimensional game, is the first online game developed by a third party that we published pursuant to an exclusive publishing license agreement. R.O.S.E. Online was developed by TriggerSoft

Corporation, in close coordination with our in-house game development team. In May 2005, we acquired control of TriggerSoft to enhance our ability to update and improve R.O.S.E. Online more effectively and on a timelier basis. In January and February 2005, we entered into arrangements with three licensees to distribute R.O.S.E. Online in Japan, Taiwan, Hong Kong, Macao and the Philippines. In June 2005 we commenced open beta testing of R.O.S.E. Online in Taiwan, Hong Kong and Macao, and in March 2007 we chose to terminate and no longer commercialize the game in these markets. We have been offering commercial service of R.O.S.E. Online in the Philippines, the United States and Canada since 2005. In March 2007, we terminated the publishing business of R.O.S.E. Online in Japan and transferred all the rights of R.O.S.E. Online to Faith, Inc. in Japan. We terminated its service in Korea in April 2007.

Time N Tales

We commercially launched Time N Tales in July 2006 under a publishing agreement entered into with Ndoors Corp., a Korean online game developer, in November 2005. Time N Tales allows gamers to embark on exciting time travel through numerous scenarios and game systems with a wide variety of characters. Game users will bring up their characters by solving individually composed omnibus type episodes one after another. Time N Tales allows gamers to get involved in real-time battles between large number of characters by formulating parties comprised of up to five or six heroes and mercenaries. The amount of revenues from Time N Tales in 2006 represented less than 1% of our total revenues.

Expected future release of massively multiplayer online role playing games

Ragnarok Online II

We expect that Ragnarok Online II will offer substantially the same gaming experience as Ragnarok Online with respect to storyline and other central features of the game, but in a more dynamic three-dimensional format. We currently have 40 designers, 12 programmers and 10 game planners dedicated to the development of Ragnarok Online II.

Requiem

Unlike Ragnarok Online, which we believe did not emphasize violent themes, we are designing Requiem to prominently feature user-to-user combat. In addition, we are using advanced game development engines for enhanced graphics and to capture the game’s speedy and streamlined action movements. We currently have 43 designers, 10 programmers and 11 game planners dedicated to the development of Requiem.

Emil Chronicle Online

Emil Chronicle Online is the first online game developed by GungHo Online Entertainment, Inc., the publisher of Ragnarok Online in Japan. Emil Chronicle Online has been commercially offered for service in Japan since 2005 and has maintained a very steady pool of players in Japan. We have entered into a software licensing agreement for the right to publish Emil Chronicle Online worldwide, except for Japan. We entered into license and distribution agreements for Emil Chronicle Online in the Southeast Asian and Oceania market with Infocomm Asia Holdings Pte Ltd. in November 2006 and in China with a wholly owned subsidiary of The9 Limited in January 2007. We are planning to commence commercialization of Emil Chronicle Online outside of Japan in the third quarter of 2007. Thailand is the first of Southeast Asia countries where the open beta testing started in June 2007.

Casual online games

Currently, we commercially offer two casual online games, Love Forty and TV Boys, through our casual online game portal site, STYLIA. In addition, we are currently in the process of developing three additional casual games, Pucca Racing, W Baseball and Bodycheck Online.

The following table summarizes the casual online games that we are either currently offering or in the process of developing or are planning to offer in the near future.

Date of Commercial
Title	Description	Game source	Launch/Testing

STYLIA	Casual online game portal site	Licensed from third party developer	Launched in June 2006
Pucca Racing	Casual online racing game	Developed in-house	Currently in development with open beta testing scheduled for the third quarter 2007 and expect to commercially launch in the fourth quarter 2007
W Baseball	Casual online baseball game	Developed in-house	Currently in development with open beta testing scheduled for the third quarter 2007 and expect to commercially launch in the fourth quarter 2007
Bodycheck Online	Casual online ice hockey game	Developed in-house	Currently in development with open beta testing scheduled for the third quarter 2007 and expect to commercially launch in the fourth quarter 2007

Casual games currently offered

STYLIA

Through STYLIA, we are currently offering two casual games, Love Forty, an online tennis game and TV Boyz, a three-dimensional action game. The amount of revenues from STYLIA in 2006 represented less than 1% of our total revenues.

Expected future release of casual online games

Pucca Racing

Pucca Racing is being co-developed by us and Vooz Co., Ltd. which originally designed Pucca characters. The most distinguishing characteristic of the game is its simple game play based on classic bike racing, allowing players of all age groups to freely enjoy the game. Players can apply various control techniques to achieve fast acceleration and lively movements based on performance differences across a wide selection of bikes. Furthermore, we believe the use of famous race tracks from countries around the world makes the game even more fun to play.

W Baseball

With W baseball, gamers can obtain lively batting experience using a simple mouse-based control as well as realistic scenery of the world’s famous baseball stadiums through dynamic camera effects and support for a 16:9 wide screen setting. Gamers can also decorate their own unique characters by applying a variety of casual uniforms and accessories on up to seven types of male/female characters. W Baseball adopted a motion-based character development system allowing gamers to select from over 200 famous baseball players’ styles and develop them based on the styles chosen.

Bodycheck Online

Bodycheck Online boasts its futuristic settings and highlights upgraded equipments and daring actions based on crashing, smashing and speeding rather than adopting the complex rules and fixed uniforms associated with real life ice hockey games. Bodycheck Online, the first online ice hockey game, paves a new ground in the online sports game industry by combining realistic environments with the movements of a real hockey game, one of the fastest and most intense sports.

Mobile games currently offered

As compared to massively multiplayer online role playing games, mobile games, which are played using mobile phones and other mobile devices, have shorter game playtime and less complex user-game interaction. We believe that mobile games, due to such characteristics, provide less-experienced users with a means to become familiar with both game playing and the game culture without making a substantial commitment in time and resources. As a result, we believe that mobile games allow us to target a broader audience of users, help us to expand the online game culture beyond Internet cafés and users’ homes and act as an effective marketing tool to attract new users to our massively multiplayer online role playing games.

Revenues from our mobile business

	Year Ended December 31,
Countries	2004	2005	2006	2006(1)
				(Unaudited)
	(In millions of Won and thousands of US$, except percentages)

Korea	W363	W1,237	W3,722	US$	4,002	96.9%
Japan	11	67	59		63	1.5
United States/Canada	—	—	39		42	1.0
Others	2	360	20		22	0.6

Total	W376	W1,664	W3,840	US$	4,129	100.0%

Notes:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 930.0 to US$1.00.

Our game-related products and services

Animation

GRAVITY Entertainment, our Japanese subsidiary, entered into an agreement with G&G Entertainment Inc. and three other Japanese media and entertainment companies for the production and distribution of 26 half-hour episode animation series based on the storyline and characters of Ragnarok Online. The series was broadcasted on television in Korea, Japan, the Philippines, Indonesia, Taiwan, Hong Kong, Malaysia and Brazil. We have also entered into agreement to broadcast such series in China, Thailand and Singapore. We intend to expand the distribution of Ragnarok animation to other countries in North and South America, Europe and elsewhere in which Ragnarok Online is in service and create other animation products for international distribution. In addition to the potential revenue generated from the sale of broadcasting rights, videos, DVDs and Internet viewing, we believe that our animation products will enhance the brand recognition of Ragnarok Online and facilitate cross-selling of other products. Our revenues from our animation business was Won 24 million (US$26 thousand) in 2006 and Won 614 million in 2005.

Game character merchandising

In order to take advantage of the commercial opportunities presented by the popularity generated by our games and game characters, we and our licensees have been marketing dolls, stationery and other character-based merchandise, as well as game manuals, monthly magazines and other publications, based on Ragnarok Online characters. We market the merchandise mostly through convenience stores where, in China and many Southeast Asian countries, prepaid game cards for our games are sold.

We have entered into arrangements with seven Korean vendors and five overseas vendors to license Ragnarok’s animation characters in Korea, Japan, Taiwan, Hong Kong, China, Thailand, the Philippines, Indonesia, Singapore, Malaysia and Brazil. In 2006, the total amount of licensing fees from our contracts with Korean vendors was approximately Won 201 million (US$216 thousand) and the total amount of licensing fees from our contracts with overseas vendors was approximately Won 1,182 million (US$1,271 thousand). We intend to expand our character marketing to other countries in Asia, North and South America and Europe.

Revenues of game character merchandising

	Year Ended December 31,
Countries	2004		2005		2006		2006(1)
							(Unaudited)
	(In millions of Won and thousands of US$, except percentages)

Korea	W	230	W	204	W	201	US$	216	14.5%
Japan		1,175		1,430		1,075		1,156	77.7
Taiwan/Hong Kong		216		198		34		37	2.5
Others		186		19		73		78	5.3

Total	W	1,807	W	1,851	W	1,383	US$	1,487	100.0%

Notes:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 930.0 to US$1.00.

Our markets

In terms of revenue, Japan, Korea, Taiwan, the United States and Thailand were our biggest markets in 2006.

Operations by geographic area

	Year Ended December 31,
Countries	2004		2005		2006		2006(1)
							(Unaudited)
	(In millions of Won and thousands of US$, except percentages)

Japan	W	18,372	W	17,246	W	16,913	US$	18,186	41.3%
Korea		13,524		10,093		10,155		10,919	24.8
Taiwan/Hong Kong		14,643		10,582		4,092		4,400	10.0
United States/Canada		3,528		2,701		2,868		3,084	7.0
Thailand		5,504		4,933		2,545		2,737	6.2
Others		8,855		7,829		4,390		4,720	10.7

Total	W	64,426	W	53,384	W	40,963	US$	44,046	100.00%

Notes:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 930.0 to US$1.00.

Korea

In Korea, we commercially launched Ragnarok Online and began to charge subscribers in August 2002. Ragnarok Online subscribers in Korea consist of individual PC account subscribers and Internet café subscribers. Individual PC account subscribers are individuals who log on to our game servers from places other than Internet cafés, such as from home or work, whereas Internet café subscribers are commercial businesses operating Internet café outlets equipped with multiple PCs that provide broadband Internet access to their customers who typically prefer to play the most up-to-date versions of online games. Most Internet cafés charge their customers PC usage and Internet access fees that generally range from Won 500 to Won 1,500 per hour and subscribe to various online games. As of May 31, 2007, over 10,000 Internet cafés offered Ragnarok Online in Korea according to our internal data. In order to offer our games, including Ragnarok Online, an Internet café typically purchases from us minimum game hours. In 2006, the subscription collected from Internet cafés accounted for 10.1% of our subscription revenues in Korea.

We commercially launched STYLIA in June 2006 and Time N Tales in July 2006 in Korea.

Overseas markets

Ragnarok Online is commercially offered in 19 overseas markets: Taiwan, Japan, China, United States, Canada, Singapore, Malaysia, Thailand, the Philippines, Indonesia, Germany, Austria, Switzerland, Italy, Turkey, Brazil, India, Russia and Vietnam. We are currently conducting open beta testing for Ragnarok Online in France and Belgium. In addition, we currently plan to conduct closed beta testing of Ragnarok Online in the following 12 countries: United Arab Emirates, Saudi Arabia, Kuwait, Qatar, Bahrain, Oman, Yemen, Iraq, Egypt, Israel, Lebanon and Jordan. Except in the United States, Canada, Russia, France and Belgium, Ragnarok Online is distributed through local game operators and distributors.

The following table lists the overseas countries in which Ragnarok Online is commercially offered through our licensees, names of our licensees, where applicable, the dates of license agreements, commercial launch and expiry of the license agreements.

		Date of	Date of
		License	Commercial
Country	Licensee	Agreement	Launch	Date of Expiry

Japan	GungHo Online Entertainment, Inc.	July 2002	December 2002	August 2009(1)
Taiwan/Hong Kong(2)	Soft-World International Corporation	May 2002	October 2002	October 2007(3)
Thailand	Asiasoft International Company Ltd.	June 2002	March 2003	March 2007(4)
China	Shengqu Information Technology (Shanghai) Co., Ltd(5)	August 2005	May 2003	July 2008
Singapore/Malaysia(2)	Game Flier (Malaysia) Sdn. Bhd.(6)	May 2003	April 2004	October 2007(7)
Philippines	Level Up! Inc.	March 2003	September 2003	August 2008(8)
Indonesia	PT. Lyto Datarindo Fortuna(9)	February 2003	November 2003	February 2007(10)
Europe(11)	Burda Interactive Communities GmbH	November 2003	April 2004	April 2007(12)
Brazil	Level Up! Interactive S.A.	August 2004	February 2005	February 2007(13)
India	Level Up! Network India Pvt. Ltd.	May 2004	March 2006	March 2008
Spain and 25 countries(14)	Gamer Pro SA	September 2005	December 2006	December 2008
Vietnam	VinaGame Software Service JSC(15)	December 2004	April 2007	April 2009

Notes:

(1)	Renewed in August 2006.

(2)	Governed under a single license agreement covering both markets.

(3)	Renewed in October 2006.

(4)	License Agreement with Asiasoft International expired in March 2007. We are considering extending the term of the expired license agreement with Asiasoft International. Although there is no license agreement in effect, Asiasoft currently continues to service our game in Thailand.

(5)	Shengqu is a wholly owned subsidiary of Shanda Interactive Entertainment Ltd., previously with different licensee.

(6)	Game Flier (Malaysia) Sdn. Bhd. is a wholly-owned subsidiary of Soft-World International Corporation.

(7)	Renewed in April 2006.

(8)	Renewed in March 2006.

(9)	Previously with a different licensee.

(10)	License Agreement with PT. Lyto Datarindo Fortuna expired in February 2007. We are considering extending the term of the expired license agreement with PT. Lyto Datarindo Fortuna. Although there is no license agreement in effect, PT. Lyto Datarindo Fortuna currently continues to service our game in Indonesia.

(11)	Represents massively multiplayer online role playing game operations in Germany, Austria, Switzerland, Italy and Turkey. A single operator services these five countries under one license agreement.

(12)	License Agreement with Burda Holdings International GmbH expired in April 2007. We currently contemplate extending the term of the expired license agreement with Burda through April 2008. Although there is no license agreement in effect, Burda currently continues to service our game in Europe.

(13)	License Agreement with Level Up! Interactive expired in February 2007. We are considering extending the term of the expired license agreement with Level Up! Interactive. Although there is no license agreement in effect, Level Up! Interactive Fortuna currently continues to service our game in Brazil.

(14)	25 countries are Mexico, Guatemala, El Salvador, Nicaragua, Panama, Honduras, Belize, Cuba, Jamaica, Haiti, the Dominican Republic, Costa Rica, Puerto Rico, Ecuador, Colombia, Peru, Venezuela, Guyana, Surinam, French Guiana, Chile, Bolivia, Paraguay, Argentina and Uruguay. Through our licensee, we commercially launched Ragnarok Online in these 25 markets in December 2006, but terminated such services in May 2007. Despite such termination, the license agreement with Gamer Pro SA remains valid. We are currently pursuing various other options in these markets and expect to find an alternative licensee in the near future.

(15)	Previously with a different licensee.

R.O.S.E. Online is currently commercially offered in the Philippines, the United States and Canada. In the Philippines R.O.S.E is commercially offered under a license agreement with Level UP! Inc. We entered a license agreement with Level UP! Inc. in February 2005 for 2 years after commercialization.

Our licensees pay us:

•	an initial license fee for initial set-up costs, technical support and advisory services that we provide until commercial launch; and

•	ongoing royalty payments based on a percentage of revenues generated from subscription of the game they service in the respective overseas markets.

In addition, if the license agreement is renewed, we typically negotiate a renewal license fee. The license agreements may be terminated in the event of bankruptcy or a material breach by either party, including by us, the licensee fails to pay royalty fees in a timely manner.

Pricing

Our overseas licensees generally develop, after consultation with us, a retail pricing structure for the users of the game they service in their respective markets. Pricing structures are determined primarily based on the cost of publishing and operating the game, the playing and payment patterns of the users, the pricing of competing games in a given market and the purchase power parity of consumers in that market. Since the launch of Ragnarok Online in August 2002, we have tracked and accumulated user data generated from our user base, which provide us with an extensive database to analyze user patterns and establish pricing for other markets. The pricing for Ragnarok Online has remained generally stable in each of our markets since the respective date of Ragnarok Online’s commercial launch in those markets. In December 2006, we started to apply micro-transaction system, or sale of virtual in-game items model, as an additional business model, by providing virtual item shops in the games where players can purchase a wide array of items to customize, personalize and enhance their characters and game playing experiences. It started in Japan followed by Taiwan, Hong Kong, China, Thailand and Korea. In these countries, we offer our game services with two pricing models together — subscription and micro-transaction models. We intend to extend our micro-transaction model to other markets.

Korea

Individual PC subscribers in Korea can choose from a number of alternative payment options, including charges made through mobile or fixed telephone service provider payment systems, prepaid cards, gift certificates, online credit card payments and bank transfers. We pay a commission in the range of 8% to 15% to third parties to process payments. These third parties bear the delinquency risk associated with payments from subscribers.

Subscription-based fee model

We determine the pricing plan for Ragnarok Online in Korea. We offer separate pricing plans to Internet cafés and individual PC account subscribers. Our subscribers have an option to pay an hourly fee or a flat monthly fee. The following table sets forth our published pricing plans in Korea for Ragnarok Online access as of December 31, 2006, although we provide discounts based on the volume of business generated.

	Subscription Fees

Individual PC users
Flat-fee rate	1 month	W	22,000
	2 months		41,800
	3 months		59,400
	6 months		112,200
Hourly-fee rate	5 hours		3,300
	20 hours		8,800

		Flat Fee per
	Number of PCs	PC

Internet cafés(1)
Monthly flat-fee	1-4 PCs	W	33,000
	5-10 PCs		31,350
	11-20 PCs		30,250
	21-30 PCs		29,700
	over 30 PCs		28,700
Hourly-fee rate	300 hours		77,000
	600 hours		154,000
	1,000 hours		238,700
	2,000 hours		455,400

Approximately 89.9% of our revenues from Ragnarok Online in Korea in 2006 were derived from subscriptions by individual PC users and the remaining 10.1% was derived from Internet cafés.

Micro-transaction model

We applied a micro-transaction model in Korea since April 2007. Game users buy RO Cash, the currency of the money used in Ragnarok Online which enables them to buy game items. The price range of the game items is between Won 500 and 4,500.

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

Subscription-based fee model

Our licensee in Japan, GungHo Online Entertainment, offers only one rate for Ragnarok Online and charges Japanese Yen 1,500 per 30 days of unlimited use.

Micro-transaction model

We applied a micro-transaction model in Japan since December 2006. Game users buy Points which enables them to buy game items. The range of the game items is between JPY 100 and 2,000(1).

Points	Retail Price(1)

10,000 points	JPY 1,000
21,000 points	2,000
32,500 points	3,000
55,000 points	5,000
112,000 points.	10,000

Note:

(1)	As of December 31, 2006, the noon buying rate of Japanese yens to U.S. dollars quoted by the Federal Reserve Bank of New York was JPY119.02 to US$1.00.

Taiwan

In Taiwan, most users purchase prepaid debit point cards to access Ragnarok Online. The prepaid cards can be purchased online, by mobile phones or at convenience stores, Internet cafés and at other locations. Taiwan also has websites dedicated to selling prepaid cards for various uses, including online game payments.

Subscription-based fee model

Our licensee in Taiwan, Soft-World International, typically does not offer a separate subscription plan for Internet café outlets. Our licensee in Taiwan currently offers approximately 200 different rates for Ragnarok Online. The following table sets forth our licensee’s published basic pricing for Ragnarok Online access in Taiwan as of December 31, 2006:

Points(1) or Days	Retail Price(2)

150 points	NT$	150
350 points		350
400 points		400
450 points		450
500 points		500
1,000 points		1,000
30 days		350

Micro-transaction model

We applied a micro-transaction model in Taiwan since December 2006. Game users buy Points which enables them to buy game items. The range of the game items is between NT$100 and 2,000.

Notes:

(1)	Each time a user logs onto Ragnarok Online, 20 points are deducted. After a user’s playtime exceeds 12 hours, additional 20 points are deducted for every 12 hours of use.

(2)	As of December 31, 2006, the noon buying rate of NT dollars to U.S. dollars quoted by the Federal Reserve Bank of New York was NT$32.59 to US$1.00.

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

Subscription-based fee model

Ragnarok Online access prices were set significantly lower in China than in Korea to take into account the prevailing pricing structure of other online games in the Chinese market as well as relatively low consumer spending levels. Our licensee in China currently offers approximately 200 different rates for Ragnarok Online. The following table sets forth our licensee’s published basic pricing for Ragnarok Online access in China as of December 31, 2006:

Points(1)	Retail Price(2)

500 points	CNY 5
1,000 points	10
3,000 points	30
4,500 points	45
10,000 points	100
50,000 points	500

Micro-transaction model

We applied a micro-transaction model in China since January 2007. Game users buy Points which enables them to buy game items. The range of the game items is between CNY 100 and 2,000(2).

Notes:

(1)	Six points are deducted for every hour of use.

(2)	As of December 31, 2006, the noon buying rate of Chinese Yuan to U.S. dollars quoted by the Federal Reserve Bank of New York was CNY 7.80 to US$1.00.

Thailand

Our licensee in Thailand, Asiasoft International, permits users to access Ragnarok Online through prepaid cards. Each prepaid card has a specified maximum number of hours or days of use. Users can purchase prepaid cards from automated teller machines, Internet cafés or convenience stores.

Subscription-based fee model

The following table sets forth our licensee’s published basic pricing for Ragnarok Online access in Thailand as of December 31, 2006:

Hours or Days	Points	Retail Price(1)

2 hours	2,800	THB 28
20 hours	5,500	55
40 hours	8,900	89
15 days	15,900	159
20 days	18,900	189
30 days	34,900	349
3 months	88,800	888

Micro-transaction model

We applied a micro-transaction model in Thailand since February 2007. Game users buy Points which enables them to buy game items. The range of the game items is between THB 300 and 34,900(1).

Note:

(1)	As of December 31, 2006, the noon buying rate of the Thai Bahts to U.S. dollars quoted by the Federal Reserve Bank of New York was THB 36.10 to US$1.00.

The United States

GRAVITY Interactive, Inc., our wholly-owned subsidiary in the United States, permits users to access Ragnarok Online through credit cards, money orders, and wire and/or bank transfers. The following table sets forth our licensee’s published basic pricing for Ragnarok Online access in the United States as of December 31, 2006:

	Retail Price
Hours or Month	Money Order		Wire/Bank Transfer		Credit Card/Debit Card

30 hours	US$	9.99	US$	8.99	US$	7.99
1 month		13.99		12.99		12.00
3 months		35.98		33.99		32.00
6 months		63.48		59.99		57.00

Game development and publishing

We expect the online game industry to be characterized by increasing demand for sophisticated or original games with the most up-to-date technologies and/or innovative game design. In response, we intend to expand our game offerings by continuing to develop in-house additional high quality games with the latest technologies and/or innovative game design and by publishing such new games developed by us or licensed or acquired from renowned third party developers.

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

In-house game development

We developed Ragnarok Online in-house. In order to remain competitive, we are focusing our in-house game development efforts on enhancing the Ragnarok Online experience and on developing new massively multiplayer online role playing games incorporating the latest technologies. Also, as casual online games are becoming popular among the younger generations and female users, we have been developing a casual online game line-up. We currently have two massively multiplayer online role playing games, Ragnarok Online II and Requiem, and several casual online games under in-house development. Our game development department is divided into four development teams: two of them are dedicated to the massively multiplayer online role playing games and the other two are dedicated to the casual online games in operation or under development. As of May 31, 2007, we employed a total of 254 game developers.

Publishing

In line with our product diversification strategy, we intend to publish more games developed by third parties. For details concerning new games to be offered by us in the future, see “— Our products.”

Our publishing and licensing process includes the following:

•	Preliminary screening. Our preliminary screening process for a game typically includes our preliminary review and testing of the game and discussions with the game developer regarding technological and operational questions.

•	In-depth examination, analysis and commercial negotiation. Once a game passes the preliminary screening, we thoroughly review and test the game, conduct a cost analysis, develop operational and financial projections and formulate a preliminary game operating plan. We then begin commercial negotiations with the developer.

•	Game rating and regulatory registration and approval. Once a license agreement for a game is signed, we submit an application to the Game Rating Board to obtain a game rating. This process generally takes approximately 15 days. We also typically register our intellectual property rights with respect to our license agreements with the relevant Korean government agency. We or our licensees follow similar procedures in the respective markets where our games are commercially offered.

•	Testing and marketing. Once the required registration and approvals are obtained, we conduct closed beta testing and open beta testing of the new game and assist the licensor with the development of the game. Closed beta testing usually takes 6-12 months for massively multiplayer online role playing games but may take significantly more time if material problems are detected. Open beta testing of massively multiplayer online role playing games usually takes three to six months before commercial launch. We generally commence our other marketing activities for the game during the open beta testing stage. For overseas markets, we also localize the language and content of our games to tailor to the local cultural preferences.

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

We conduct a variety of marketing programs and online and offline events to target potential subscribers accessing the Internet from home. Our main marketing efforts include advertising on website portals and in online game magazines, conducting online promotional events, participating in trade shows and entering into promotional alliances with Internet service providers. We spent Won 4,614 million in 2004, Won 6,273 million in 2005 and Won 3,744 million (US$4,026 thousand) in 2006 on advertising and promotions.

We frequently organize in-game events, such as “fortress raids” for our users, which we believe encourages the development of virtual communities among our users and increases user interest in our games. We also host from time to time in-game tournaments in which users can compete against each other either as a team or individually. In addition, we use in-game events to introduce users to new features of our games. We organized 18 in-game events for Ragnarok Online users in 2005 and 17 in-game events in 2006. In August 2006, we hosted in Korea “Gravity Festival’’, the advanced form of “Ragnarok Festival”, an offline event for the Ragnarok Online users who have played the game for four years or more, at which about 70 users and licensees from 14 countries were invited. The event was visited by approximately 35,000 visitors and was broadcasted over one of Korea’s cable television channels.

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

Our licensees are selected in part on the basis of their marketing capabilities, including the size and scope of their distribution networks. In regions where we have a limited network or presence, we believe that conducting marketing through our licensees is more effective and cost-efficient than direct marketing by us in light of the established brand recognition and marketing networks of our licensees and their comparative advantage in identifying and taking advantage of the cultural and other local preferences of overseas users. However, in more strategic markets where we anticipate considerable growth, we also believe that it is important to enhance our own direct publishing network for online game services.

Game support and customer service

We are committed to providing superior customer service to our users directly and through our licensees. As of May 31, 2007, 54 employees were game masters, or persons who are in charge of testing, updating and providing server maintenance for online games, as well as dealing with customer complaints, 48 employees were members of our domestic customer service team and 84 employees were members of our overseas customer support team. With the diversification of our game offering and in order to better serve our users, we expect to continue to expand the size of our customer service team.

In Korea, we provide customer service for our online games through in-game bulletin boards, call centers, email and facsimile and at our walk-in customer service center. Our in-game bulletin boards allow our customers to post questions to, and receive responses from, other users and our support staff. In our overseas markets, our licensees administer customer service through varying combinations of in-game bulletin boards, call centers, email and facsimile, with assistance, from time to time, from our overseas customer support staff.

In addition to providing customer service to our users, our customer service staff also collect user comments with respect to our games and generate daily and weekly reports for our management and operations that summarize important issues raised by users as well as how such issues have been addressed.

Network and technology infrastructure

We have designed and assembled a game server network and information management system in Korea to allow centralized game management on a global basis. Our system network is designed to speedily accommodate a growing subscriber base and demand for faster game performance. Our game server architecture runs multiple servers on a parallel basis to readily accommodate increased user traffic through deployment of connection to servers, which permits us to route users in the same country to servers with less user traffic. Each of these servers is linked to our information systems network to ensure rapid implementation of game upgrades and to facilitate game monitoring and supervision.

We maintain our server hardware in a single climate-controlled facility at Korea Internet Data Center in Yeoksam-Dong, Gangnam-Gu, Seoul, Korea and our other system hardware in our offices in Seoul. As of May 31, 2007, our server network for our game operations in Korea consisted of a total of 680 servers.

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

Our game management software can program the game content to include localized features such as virtual map zones specific to each market. These features can be updated at the host country level in order to encourage development of a communal spirit among the users from the same country.

Competition

We compete primarily with other massively multiplayer online role playing game developers and distributors in each of our markets. In addition, we compete against providers of games on various platforms, such as console games, handheld games, arcade games and mobile games. We compete primarily on the basis of the quality of the online game experience offered by us to our users, which depends on a number of factors, including our ability to do the following:

•	hire and retain creative personnel to develop games that appeal to our users;

•	maintain online game platform that is stable and is not prone to server shutdowns, connection problems or other technical difficulties;

•	provide timely and responsive customer service; and

•	establish payment systems that are secure and efficient.

Competition in Korea

The online game market in Korea is comprised of the massively multiplayer online game market, the casual online games market, which includes casual sports games, and the portal-based online games market, which includes online card games. Currently, the leading providers of massively multiplayer online games in Korea are NCsoft Corporation, Neowiz and CJ Internet Corporation based on the number of peak concurrent users. NCsoft released Lineage II, a sequel to the original Lineage in July 2003. Lineage II is an enhanced version of the original Lineage game released in 1998, which gained dominant popularity in Korea. Neowiz released Special Force, a massively multiplayer online first person shooter, in July 2004 and FIFA Online, which was co-developed with Electronic Arts, in 2006. CJ Internet commercially launched Sudden Attack, a very popular massively multiplayer online first person shooter, in July 2006. In the market for casual online games, Nexon, which is renowned for Kart Rider, an extremely popular online racing game and Yedang Online, whose online dance game Audition has gained a large user base, are among the leading companies. The leading providers of portal-based online games in Korea are NHN Corporation, operating under the brand portal of Hangame, CJ Internet, operating under the brand portal of NetMarble and Neowiz Corporation, operating under the brand portal of Pmang. Many of our competitors have significantly greater financial, marketing and game development resources than we have.

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

Competition in overseas markets

In each of the overseas markets in which Ragnarok Online is distributed, we face strong competitive pressures. For example, Japan’s large game market is primarily driven by console games although online games are gaining popularity among Japanese game users. Our major competitors in Japan are Square Enix Co., Ltd., well-known for its Final Fantasy games, and Nexon Corporation. Taiwan’s online game industry has demonstrated significant growth in recent years with the market dominated by games developed in Korea. Our principal competitors in Taiwan include Blizzard Entertainment, NCsoft Corporation and Nexon Corporation. Thailand is also a fast growing online game market in Asia, where we believe that Ragnarok Online is the dominant online game based on the number of peak concurrent users. There are many online game developers and distributors in China such as The9 Limited, which publishes the World of Warcraft, and Shanda Interactive Entertainment.

Competition from other game platforms

We also compete against PC- and console-based game developers that produce popular package games, such as Electronic Arts, Sony Computer Entertainment, Blizzard Entertainment and Namco, and game console manufacturers such as Microsoft, Sony Computer Entertainment and Nintendo. In 2002, Microsoft and Sony introduced Internet-enabled video consoles and we believe that they plan to enhance their respective game platforms to provide online games. For example, Sony Computer Entertainment started distributing the PlayStation 2 game consoles, equipped with a network adapter to enable online game beginning in May 2002, and Microsoft started an online game service on Xbox Live consoles beginning in November 2002. Several PC-based game developers are introducing online features to their PC-packaged games, such as team plays or users-to-users combat features. In 2005 and 2006, they launched enhanced version of their console platforms. Microsoft’s Xbox360 was launched in November 2005, followed by Sony Computer Entertainment’s PlayStation 3 and Nintendo’s Wii in November 2006. Moreover, handheld game console is also getting popular among game users. In November 2004, Nintendo launched Nintendo DS, a sequel to Gameboy Advance, and Sony Computer Entertainment’s PlayStation Portable was released in December 2004.

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

Intellectual property

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

We are the registered owner of six registered software copyrights to six games: Ragnarok Online, Ragnarok Online II, R.O.S.E. Online, Pucca Racing Requiem and Arcturus, each of which has been registered with the Program Deliberation and Mediation Committee of Korea. We no longer commercially offer Arcturus, a PC-based, stand-alone game. As of December 31, 2006, we owned over 93 registered domain names, including our official website and domain names registered in connection with each of the games we offer. We also had registered trademarks and trademark pending at patent and trademark offices in 42 countries covering 22 discrete trademarks, three design patents and two analogous design patents, which are variations of the 11 design patents, registered with the Korea Intellectual Property Office, and registered copyrights covering 11 game characters, in each case as of December 31, 2006.

Seasonality

Usage of our online games has typically increased around the New Year’s holiday and other Korean holidays, in particular during winter and summer school holidays.

Laws and Regulations

Korea

The Korean game industry and online game companies operating in Korea are subject to the following law and regulations:

The Act on Promotion of the Game Industry

In January 2007, the National Assembly amended the Act on Promotion of the Game Industry (the “Promotion Act”), which became effective on April 20, 2007. Under the amended Article 21 of the Promotion Act, online games are classified into four categories: “suitable for users of all ages,” “suitable for users 12 years of age or older,” “suitable for users 15 years or older” and “suitable for users 18 years of age or older.” Ragnarok Online, R.O.S.E. Online and TV Boyz, a game offered through our casual online game portal site, STYLIA, have been classified as “suitable for users 12 years of age or older.” Time N Tales and Love Forty, a game offered through STYLIA, has been classified as “suitable for users of all ages.” The amendment includes for the first time the definition of the term “speculative game.” A speculative game refers to a game that offers monetary loss or profit, the purpose of which is betting or allocating money and the result of which is determined by chance. A game provider shall report any modification in the content of a game to the Game Rating Board, which may require the game to be reclassified depending on the scope of the modification. If the Game Rating Board determines that the game is speculative, it can deny any classification, in which case the game will be prohibited. This amendment may adversely affect our business in the sense that it could delay or even bar the release of new games or upgrades and that it may reduce the existing and potential range of our user base.

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

The Act on Promotion of Information and Communications Network Utilization and Information Protection

Protection of personal information for users of information and communications services.  Under this Act, we are permitted to gather personal information relating to our subscribers within the scope of their consent. We are, however, generally prohibited from using personal information or providing it to third parties beyond the purposes disclosed in our subscriber agreements. Disclosure of personal information without consent from a subscriber is permitted if:

•	it is necessary for the settlement of information and communication service charges;

•	it involves personal information necessary for the implementation of the agreement on the provision of information and communication services, and it is significantly difficult to obtain the subscriber’s consent due to economic or technological reasons; or

•	it is expressly permitted by this or any other statute.

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

The Special Tax Treatment Control Law

Taxation.  We are currently entitled to a reduced corporate income tax rate of 13.75%, which is 50% of the statutory tax rate, under this Law. This reduced tax rate applies to certain designated small- and medium- sized venture companies operating in Korea for six years. We are entitled to such reduced tax rate for the fiscal year ended December 31, 2006. We also believe that we will continue to be entitled to this reduced tax rate in 2007. See Item 5.A. “Operating Results — Overview — Income tax expenses.”

Other related laws and regulations

Even though there are no mandatory filing or reporting obligations, since online games generally consist of animation based on computer program software, the Copyright Act and the Computer Programs Protection Act also apply to online games.

Taiwan

Consumer protection

As a result of increasing disputes between online game companies and consumers in Taiwan, on February 17, 2006, the ROC MOEA promulgated a model consumer contract that online game companies are encouraged to adopt and the ROC MOEA may, within its authority, further consider promulgating certain standard provisions that must be included in a consumer contract, which governs the relationship between a consumer and an online game company in the future when necessary. In general, the above model contract and these standard provisions, once adopted by or applied to online game companies, as the case may be, will impose more responsibilities and liabilities on the online game companies. Deviations from this model contract or these standard provisions may cause certain clauses to be invalidated.

Regulations of Internet content and game software

Pursuant to the Children and Juvenile Welfare Act, it is illegal to transmit or provide children under 18 years of age with, among other things, computer software, Internet, electronic signal, DVD and compact disk, that contain content which propagates violence, obscenity or similar material that may undermine the mental health of a minor. Any person or entity violating this Act may be subject to a fine and/or the enterprise may be forced to cease to operate for up to one year. In addition, according to this Act and the Regulations for the Rating of Internet Content, or the Regulations, promulgated on April 26, 2004 and last amended on October 17, 2005, under this Act, Internet content shall not violate any mandatory law and shall be classified as “restricted” and therefore shall not be viewed by the children and juvenile under age 18, if such content meets, among others, any of the following circumstances and harms the physical or mental development of children or juvenile:

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

Currently, an Internet cafés may be set up by registering with the competent authority. However, according to the latest public news, the ROC MOEA is considering to amend the Electronic Game Arcade Business Regulation Act so that the Internet cafés may be set up only after obtaining the approval of the authority in the future. Furthermore, according to the public news, the ROC MOEA is considering limiting the total numbers of the Internet cafés. Alternatively, the ROC MOEA has also proposed draft Statutes of Information-Entertainment Industry legislation that, if implemented, would regulate all Internet cafés located in the ROC. It is unclear, however, whether or when the above Act and draft legislation will be amended or passed by the Legislative Yuan. In addition, pursuant to the Public Order Maintenance Act, Internet cafés may be subject to a fine and/or a business suspension or shut-down if minors are found at Internet cafés during late hours.

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

Japan

Online game companies in Japan are not currently subject to any national government regulations targeted specifically at the industry.

Protection of personal information.

Businesses in Japan are subject to certain statutory requirements with respect to personal information acquired during the course of business. Pursuant to these statutory requirements, businesses must set up procedures to appropriately protect personal information from use for any purpose other than the initial purpose.

Regulations on sound upbringing of minors

In Japan, Internet and game software content is generally regulated at the local, rather than the national, level. Many local governments have ordinances for sound upbringing of minors, which, among other things, empower competent authorities to designate game software as detrimental to the sound upbringing of minors and prohibit the sale or distribution to minors of such designated game software. In addition, the Computer Entertainment Rating Organization, or CERO, a nonprofit organization, offers rating services for home-use games, including online games. Game developers may request a rating for their game software from CERO, which will then review such software and assign one of the following five ratings: “suitable for users of all ages,” “suitable for users 12 years old or older,” “suitable for users 15 years old or older,” “suitable for users 17 years old or older,” and “suitable only for users 18 years old or older.” The rating is based on, among others, the degree of sex, violence and anti-social expression in the game software content. Once a rating is assigned, the relevant game software must prominently display such rating.

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

Internet café and online game regulation.  Internet cafés are required to obtain a license from the Ministry of Culture and the State Administration of Industry and Commerce, and are subject to requirements and regulations with respect to minimum registered capital, location, size, number of computers, age limit of customers and business hours. The PRC government has published a series of rules in recent years to intensify its regulation of Internet cafés. In February 2007, 14 PRC governmental agencies, including the Ministry of Information Industry, the State Press and Publications Administration and Ministry of Public Security jointly promulgated a notice regarding further strengthening the administration work on Internet cafes and online games. According to the notice, no new Internet café should be approved in 2007 and the regulation of existing cafes should be strengthened.

In April 2007, eight PRC governmental agencies, including the Ministry of Education, the Ministry of Information Industry, the State Press and Publications Administration and the Ministry of Public Security jointly promulgated a notice regarding the implementation of online game anti-addiction system to protect the physical and psychological health of minors. According to the notice, online game operators are required to develop and implement anti-addiction system to all online games from July 16, 2007, and the corresponding identity authentication scheme of the anti-addiction system shall be put into operation at the same time. Otherwise, the online games may not be approved by or filed with the relevant authorities or may not carry out “open beta” testing for operational purposes.

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

While we believe that our licensee is in compliance with the applicable laws and regulations governing the online game industry in China, we cannot assure you that our operation of our games in China will not be found to be in violation of any current or future Chinese laws and regulations. Failure by our overseas licensees to comply with laws and regulations in China, including obtaining and maintaining the requisite government licenses and permits, may have a material adverse effect on our business, financial condition and results of operations. See Item 3.D. “Risk Factors — Risks Relating to Our Business — In many of our markets, we rely on our licensees to distribute, market and operate our games.”

United States

The content of video game software is not subject to federal regulation in the United States. However, many video game software publishers comply with the standardized rating system established by the Entertainment Software Rating Board, or ESRB, a non-profit, self-regulatory body established in 1994 by the Entertainment Software Association (ESA). ESRB rates video games, websites and online games submitted by video game publishers. It also monitors the content of advertisements and the demographics the advertisements target. Although submitting a game to the ESRB is voluntary, many retailers will not sell games without an ESRB rating. Once a game has been submitted for rating, game producers are required to disclose the entirety of the gaming code to the ESRB, including code not meant for play; a failure to disclose can be sanctioned by the ESRB. ESRB ratings must be displayed on both the front and back of game packaging in compliance with ESRB requirements and must also contain both a symbol for age appropriateness (e.g., “E” for Everyone or “M” for Mature) and content descriptors (e.g., “Blood and Gore” or “Intense Violence”). The ESRB may sanction game producers for failing to properly label their product. In addition, the Federal Trade Commission may conclude that a failure to disclose to the public the contents of a video game may be a deceptive trade practice.

Several bills are pending in Congress to regulate the interactive entertainment software industry, including one that would forbid the ESRB to rate a game without viewing all of its content. State laws that would regulate game industry content and marketing have, to date, been declared unconstitutional. The Federal Trade Commission has issued reports with respect to the marketing of “M” rated games to minors. Consumer advocacy groups have also opposed sales of interactive entertainment software containing graphic violence, profanity or sexually explicit material by pressing for legislation in these areas (including legislation prohibiting the sale of certain “M” rated video games to minors) and by engaging in public demonstrations and media campaigns. If any groups (including international, national and local political and regulatory bodies) were to target “M” rated titles, or if any legislation regulating the sale of such titles were to be enacted into law and survive constitutional challenge, sales practices regarding such titles could be affected or producers might be required to alter their contents.

4.C.  Organizational Structure

The following is our organizational structure as of May 31, 2007:

4.D.  Property, Plants and Equipment

As of December 31, 2006, our property and equipment mainly consisted of (i) game engines, (ii) network servers and (iii) personal computers. As of December 31, 2006, the net book value of our property and equipment was Won 8,472 million (US$9,110 thousand). Because our main business is to develop and distribute online game services, we do not own any factories or facilities that manufacture products. There are no factories currently under construction, and we have no plans to build any factories in the future.

Korea

Our principal executive and administrative offices are located at Meritz Tower 14F, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul 135-934 Korea. We currently occupy 97,767 square feet of office space, which we lease from Meritz Fire and Marine Insurance Co., Ltd., pursuant to a lease that will expire on December 4, 2007 and which is renewable for one additional year. The annual lease payment amounts to Won 3,123 million (US$3,358 thousand).

We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

United States

The offices of GRAVITY Interactive, Inc., our wholly-owned subsidiary in the United States, are located at 4505 Glencoe Ave, 2nd Floor, Marina Del Ray, California. GRAVITY Interactive currently occupies 5,815 square feet of office space, leased from a third party. The annual lease payment amounts to US$80.4 thousand. We believe that the existing facilities of GRAVITY Interactive are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

France

The offices of GRAVITY EU SASU, our wholly-owned subsidiary in France, are located at 1 Place de la Coupole, Tour Areva 30 Floor, Paris La Defense. GRAVITY EU currently occupies 581 square feet of office space, leased from a third party. The annual lease payment amounts to EUR 64.8 thousand (US$85.3 thousand)(1). We believe that the existing facilities of GRAVITY EU are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

Note:

(1)	As of December 31, 2006, the noon buying rate of EMU euros to U.S. dollars quoted by the Federal Reserve Bank of New York was EUR 0.76 to US$1.00.

Russia

The offices of GRAVITY CIS, Inc., our wholly-owned subsidiary in Russia, are located at 1275549 Altufevskoe shosse build. 64, Moscow. GRAVITY CIS currently occupies 1,163 square feet of office space, leased from a third party. The annual lease payment amounts to Russian ruble 1,914 million (US$73 thousand)(1). We believe that the existing facilities of GRAVITY CIS are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

Note:

(1)	As of December 31, 2006, the rate of Russian rubles to U.S. dollars quoted by Russian Central Bank was Russian ruble 26.3 to US$1.00.

Dubai

The offices of GRAVITY Middle East & Africa FZ-LLC, our wholly-owned subsidiary in Dubai are located at Dubai Internet City Office No. 6, Building No. 11, Ground Floor, Dubai, United Arab Emirates. GRAVITY Middle East & Africa currently occupies 552 square feet of office space, leased from a third party. The annual lease payment amounts to AED 80 thousand (US$22 thousand)(1). We believe that the existing facilities of GRAVITY Middle East & Africa are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

Note:

(1)	The United Arab Emirates Dirham is tied to the U.S. dollar at a steady exchange rate of AED 3.671 to US$1.00.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes which appear elsewhere in this report. The following discussion is based on our consolidated financial statements, which have been prepared in accordance with US GAAP. Our historic performance may not be indicative of our future results of operations and capital requirements and resources.

5.A.  Operating Results

Overview

We are based in Korea and are a leading developer and distributor of online games in Japan, Thailand, the Philippines, Indonesia, Malaysia and Singapore based on the number of peak concurrent users. From our inception in April 2000 to the commercialization of our first online game, Ragnarok Online in August 2002, our operating activities were limited primarily to developing Ragnarok Online and rolling out a free test, or beta-test, version of Ragnarok Online in November 2001.

Since Ragnarok Online’s initial commercial launch in August 2002, we have experienced significant growth in revenues and net income until 2004. However, in 2006 and 2005, revenues and net income decreased significantly. Our revenues decreased by 23.3% to Won 40,963 million (US$44,046 thousand) in 2006 from Won 53,384 million in 2005 and decreased by 17.1% to Won 53,384 million in 2005 from Won 64,426 million in 2004. We recorded a net loss of Won 22,265 million (US$23,942 thousand) in 2006 as compared to a net loss of Won 3,030 million and net income of Won 28,057 million in 2005 and 2004, respectively. Our gross profit margin also decreased from 84.3% in 2004 to 70.0% in 2005 and to 56.7% in 2006, and our operating margin decreased from negative 5.0% in 2005 to negative 29.8% in 2006. We attribute our revenue growth until 2004 largely to our early entry into additional markets since Ragnarok Online’s commercial launch and the continuing popularity of Ragnarok Online among users in the existing markets. Once a game is launched and the initial development and marketing costs have been expensed, relatively low marginal costs are incurred to expand into additional markets through licensing arrangements. The decrease in revenues in 2006 and 2005 was primarily due to the continuing decline in subscription revenues and royalties from Ragnarok Online arising from it reaching a relative maturity in our principal markets. Our operating expenses for 2006 decreased as compared to 2005 primarily as a result of (i) the expenses related to the investigation into accounting irregularities committed by the former Chairman in 2005 did not recur, (ii) the reimbursement by the former Chairman for certain of the costs and expenses incurred by the Company in connection with the investigation of the former Chairman’s diversion of revenues otherwise due to the Company and (iii) gain on disposal of asset from the sale of the Company’s building in May 2006. Our revenue trend may be adversely affected in the future by the popularity of online games introduced by our competitors. Our future success depends largely on our ability to develop or publish commercially successful new online games.

In June 2006, we commercially launched STYLIA, our casual online game portal site, followed by Time N Tales, a massively multi player online role playing game, in July 2006. Revenues of STYLIA and Time N Tales were Won 2 million (US$2 thousand) and Won 257 million (US$276 thousand) in 2006, respectively. Despite our commercial launch of these games, our revenues and net income declined in 2006 as compared to 2005.

Our income tax rate in 2006 was 13.75%. As we were designated as a venture company and were entitled to a 50% reduction in corporate income tax in September 2005, we enjoyed such income tax rate reduction for the fiscal year ended December 31, 2006.

Revenues

We derive, and expect to continue to generate, most of our revenues from online game subscription fees paid by users in Korea, the United States and Canada, and royalties and license fees paid by our licensees in our overseas markets. Our revenues can be classified into the following four categories:

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

The initial license fees are deferred and recognized ratably as revenue over the license period, which generally does not exceed two years. The guaranteed minimum royalty payments are deferred and recognized as the relevant royalty is earned. For a table setting forth details of each license agreement, see Item 4.B. “Business Overview — Our markets — Overseas markets.” In addition, if the license agreements are renewed upon the expiration of their terms, we generally receive renewal license fees, which are deferred and recognized ratably over the new license period.

We also receive royalty revenues from our licensees based on an agreed percentage of the licensee’s revenues from our games. Royalty revenues are recognized on a monthly basis after the licensee confirms its revenues based on the licensees’ sales from our games during the month.

Mobile games revenue

Mobile games are played using mobile phones and other mobile devices. Mobile game revenues are derived from contract prices and a percentage of the per-download fees that users pay. Contract prices are recognized when the products or services have been delivered or rendered and the customers can begin its exploitation or sale in accordance with the contractual terms, and per-download fees are recognized in a monthly basis as they are earned by the licensee.

Character merchandising, animation and other revenue

We license the right to commercialize or distribute our games characters or animation in exchange for contract prices. These contract prices are recognized when the products or services have been delivered or rendered and the customers can begin its exploitation or sale in accordance with the contractual terms. In addition, we receive royalty payment based on a specified percentage of the licensees’ sales.

Breakdown of revenues

	Year Ended December 31,
	2004			2005			2006
	(In millions of Korean Won and percentages)

Online games-subscription revenue	W	16,253	25.2%	W	11,249	21.1%	W	8,420	20.6%
Online games-royalties and license fees		45,101	70.0		37,375	70.0		26,123	63.8
Mobile games		376	0.6		1,664	3.1		3,840	9.4
Character merchandising, animation and other revenue		2,696	4.2		3,096	5.8		2,580	6.2

Total	W	64,426	100.0%	W	53,384	100.0%	W	40,963	100.0%

Cost of revenues

Our cost of revenues consists principally of the following:

•	operational expenses, server depreciation expenses, server maintenance costs and related personnel costs and amortization of development-related costs as described in “— Critical accounting policies — Capitalized software development costs”; and

•	royalty payments to Mr. Myoung-Jin Lee, on whose cartoon series our game Ragnarok Online is based.

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

The cost of revenues from the payments to Mr. Myoung-Jin Lee was Won 542 million for 2005 and Won 361 million for 2006. This agreement expires in January 2033.

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

Interest expense

In February and April 2002, we entered into agreements with YNK Korea, an online game publisher in Korea, pursuant to which we granted it the exclusive right to distribute Ragnarok Online for a contractual period of three years from the date Ragnarok Online was first commercialized. In consideration, we received a lump sum payment in the amount of Won 7,000 million at the inception of these agreements, which we recorded as debt on our balance sheets beginning from such year. As there is no interest rate stated in the agreement with YNK Korea, the interest is imputed based on the difference between the principal amount of the loan and the total payments expected to be made pursuant to the agreement. Accordingly, the repayment of principal balance to YNK Korea is variable each year in accordance with the amount of annual revenues generated from distribution of Ragnarok Online and deduction of annual interest expense allocated using the interest rate method. As of December 31, 2005, the outstanding balance of our debt payable to YNK Korea was nil as our agreement with YNK Korea expired in July

2005. Pursuant to the expiration of our agreement with YNK Korea in July 2005, we are no longer obligated to make payments to YNK Korea for the period subsequent to the date of expiration for revenues attributable to Ragnarok Online. In accordance with such agreement, we recognized payments in the amount of Won 7,037 million and Won 3,406 million for years 2004 and 2005, respectively, to YNK Korea. Of such payments, Won 2,391 million and Won 1,150 million were allocated to principal, and Won 4,646 million and Won 2,256 million were allocated to interest, respectively.

We recorded interest expense of Won 4,732 million, Won 2,158 million and Won 95 million (US$102 thousand) in 2004, 2005 and 2006, respectively.

Foreign currency effects

In 2006, 75.2% of our revenues were denominated in foreign currencies, primarily in U.S. dollars and Japanese Yen. In most of the countries in which our games are distributed, other than the United States, Japan and European countries, the revenues generated by our licensees are denominated in local currencies, which include the NT dollar, the Thai Baht and the Renminbi, and converted into the U.S. dollar for remittance of monthly royalty payments to us. Depreciation of these local currencies against the U.S. dollar will result in reduced monthly royalty payments in U.S. dollar terms, thereby having a negative impact on our revenues.

Although we receive our monthly royalty revenues from our overseas licensees in foreign currencies, primarily in U.S. dollar and Japanese Yen, in the case of the U.S. and Japan and other local currencies, such as the NT dollar, the Thai Baht and the Renminbi in our other principal markets, substantially all of our costs are denominated in Won. We receive monthly royalty payments from our overseas licensees based on a percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. We generally receive these royalty payments 20 to 30 days after such record date (except in Europe, Chile and China, where such payment could be received up to 60 days after the record date). Appreciation or depreciation of the Won against these foreign currencies during this period will result in foreign currency losses or gains and affect our net income in dollar terms.

In 2005, we began entering into derivatives arrangements to hedge against the risk of foreign currency fluctuations. As of December 31, 2005 and 2006, we had no foreign currency forward contracts outstanding. See Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

Income tax expenses

Income tax expenses in 2004 was Won 5,406 million. In 2005, we had income tax benefit, which amounted to Won 817 million. In 2006, income tax expenses was Won 12,069 million (US$12,977 thousand).

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

Subsequent to June 2003, pursuant to agreements with various payment gateway providers, the payment gateway providers are responsible for remitting to us the full subscription revenues generated in Korea after deducting their fixed service fees and charges, which range from approximately 8% to 15% and risk of loss or delinquencies are borne by such payment gateway providers so that we no longer assume any collection risk.

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

Impairment of goodwill and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in our acquisition of TriggerSoft and NEOCYON. As of December 31, 2006, residual goodwill reflected on our balance sheet was Won 1,451 million (US$1,560 thousand). At the time of such acquisition, we estimated that Won 8,505 million (US$9,145 thousand) of intangible assets were acquired from TriggerSoft and NEOCYON, comprising of contract-based intangible assets. We evaluate goodwill on an annual basis for possible impairment, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), using fair value techniques and market comparables. We assess impairment of our definite-lived other intangible assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (“SFAS 144”), whenever events or changes in circumstance indicate the carrying amount may not be recoverable.

The assessment of impairments under SFAS 142 and 144 requires significant judgment and requires estimates to assess fair values. A percentage difference in cash flow projections or discount rate used would not likely result in an impairment write-down.

Impairment of Investments

Our investments are comprised of equity securities accounted for under both the cost and equity method of accounting. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to earnings. We regularly evaluate our investments to identify other-than-temporary impairments of individual securities. Factors that are considered by us in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans, milestones and estimated future cash flows of investee, other specific factors affecting the market value. We have evaluated our investment in Online Game Revolution Fund No. 1 and Perpetual Entertainment Inc. as of December 31, 2006 and concluded that the investments were not impaired based on the investees’ business plan, milestone activities, near term prospects and other third party financing information. Significant management judgment is involved in the evaluation. Any changes in assumptions could significantly affect the valuation and timing of recognition of valuation losses.

Income taxes

We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, income taxes are accounted for under the asset and liability method.

Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the business operates, and the overall future industry outlook. As of December 31, 2006, we have concluded that a full valuation allowance on our deferred tax assets will be required based on our historical and projected net and taxable income.

As described in “— Overview — Income tax expenses,” we enjoyed in 2006 a reduced tax rate of 13.75%, which is 50% of the statutory tax rate and applied to certain designated venture companies. In 2007, while we will reapply for our designation as a venture company (as the reduced tax rate is valid until 2006), it is uncertain as to whether we will obtain this designation. However, even if we cease to enjoy the 50% reduction in corporate income tax rate in 2007, we will instead be entitled to a special tax exemption of 10% of the statutory corporate income tax rate for the fiscal year 2007 by virtue of being a small- and medium-sized company. Accordingly, deferred income taxes as of December 31, 2006 were calculated based on the rate of 24.75% and 27.50% for the amounts expected to be realized during the fiscal year 2007 and 2008, respectively.

Results of Operations

2006 Compared to 2005

The following table summarizes our results of operations for the periods indicated.

	Year Ended December 31,
	2005		2006		2006(1)		% Change
					(Unaudited)
	(In millions of Won and thousands of US$)

Revenues:
Online games — subscription revenue	W	11,249	W	8,420	US$	9,054	(25.1)%
Online games — royalties and license fees		37,375		26,123		28,089	(30.1)
Mobile games		1,664		3,840		4,129	130.8
Character merchandising, animation and other revenue		3,096		2,580		2,774	(16.7)

Total net revenue		53,384		40,963		44,046	(23.3)
Cost of revenue		16,038		17,746		19,082	10.6

Gross profit		37,346		23,217		24,964	(37.8)
Gross profit margin(2)		70.0%		56.7%		56.7%
Operating expenses:
Selling, general and administrative		30,795		27,555		29,629	(10.5)
Research and development		9,219		9,239		9,934	0.2
Litigation charges		—		4,648		4,998	N/M
Proceeds from the former chairman due to fraud		—		(4,947)		(5,319)	N/M
Gain on disposal of assets held for sale		—		(1,081)		(1,162)	N/M

Total operating expenses		40,014		35,414		38,080	(11.5)
Operating income (loss)		(2,668)		(12,197)		(13,116)	357.2
Operating profit margin(3)		(5.0)%		(29.8)%		(29.8)%
Other income (expenses):
Interest income		2,850		2,973		3,197	4.3
Interest expense		(2,158)		(95)		(102)	(95.6)
Foreign currency losses, net		(614)		(728)		(783)	18.6
Gain (Loss) on Foreign currency forward transaction		(853)		151		162	117.7
Others, net		(12)		(36)		(39)	N/M

Total net other expense		(787)		2,265		2,435	(387.8)
Income (loss) before income tax expenses (benefit), minority interest, and equity loss of joint venture		(3,455)		(9,932)		(10,681)	187.5
Income tax expenses (benefit)		(817)		12,069		12,977	(1,577.2)

Income (loss) before minority interest and equity in loss of related joint venture and partnership		(2,638)		(22,001)		(23,658)	734.0
Minority interest(4)		(2)		7		8	N/M
Equity loss of joint venture and partnership(5)		394		1,106		1,189	180.7

Income (loss) before cumulative effect of change in accounting principle		(3,030)		(23,114)		(24,855)	662.8
Cumulative effect of change in accounting principle, net of tax		—		849		913	N/M

Net income (loss)	W	(3,030)	W	(22,265)	US$	(23,942)	634.8%

N/M = not meaningful

Notes:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 930.0 to US$1.00.

(2)	Gross profit margin for each period is calculated by dividing gross profit by total revenues for each period.

(3)	Operating profit margin for each period is calculated by dividing operating income (loss) by total revenues for each period.

(4)	In 2005 and 2006, represents the minority interest in NEOCYON, Inc., a 96.11% held subsidiary purchased in December 2005.

(5)	In 2005, represents the losses from our 30% equity investment in Animation Production Committee, a Japanese joint venture formed in order to produce and market Ragnarok the Animation through GRAVITY Entertainment Corporation, our Japanese subsidiary. In 2006, represents the losses from our 30% equity investment in Animation Production Committee and 14.49% equity investment in “Online Game Revolution Fund No. 1”, a limited liability partnership (“Revolution Fund”), formed in order to invest online game. These investments were accounted for using the equity method of accounting.

Revenues

Our total revenues decreased by 23.3% to Won 40,963 million (US$44,046 thousand) in 2006 from Won 53,384 million in 2005, primarily due to:

•	a 30.1% decrease in royalties and license fees to Won 26,123 million (US$28,089 thousand) in 2006 from Won 37,375 million in 2005, which primarily resulted from a decrease in royalties and license fees attributable to our Ragnarok Online game resulting from increasing competition and as a result of the relative maturity of such game in our principal overseas markets. Royalties and license fees from Ragnarok Online decreased from Won 36,573 million in 2005 to Won 24,584 million (US$26,434 thousand) in 2006;

•	a 25.1% decrease in subscription revenue to Won 8,420 million (US$9,054 thousand) in 2006 from Won 11,249 million in 2005. This 25.1% decrease resulted primarily from a 32.5% decrease in subscription revenue in Korea from Ragnarok Online to Won 5,339 million (US$5,741 thousand) in 2006 from Won 7,913 million in 2005, and a 18.8% decrease in the subscription revenue for Ragnarok Online in the United States and Canada to Won 2,163 million (US$2,326 thousand) in 2006 from Won 2,665 million in 2005, due to a decrease in playing time by our users of Ragnarok Online resulting from increasing competition and as a result of the relative maturity of such game; and

•	a 16.7% decrease in character merchandising, animation and other revenue to Won 2,580 million (US$2,774 thousand) in 2006 from Won 3,096 million in 2005, which resulted primarily from a 25.3% decrease in technical support revenue to Won 349 million (US$375 thousand) in 2006 from Won 467 million in 2005 and 96.1% decrease in animation revenue to Won 24 million (US$26 thousand) in 2006 from Won 614 million in 2005.

Such decreases in revenues were partially offset by:

•	a 130.8% increase in mobile games revenue to Won 3,840 million (US$4,129 thousand) in 2006 from Won 1,664 million in 2005. This 130.8% increase resulted primarily from acquisition of NEOCYON, which was made in November and December in 2005, and thereby in 2005, the revenue of NEOCYON are reflected only for the period after the acquisition whereas in 2006, the full year. Mobile revenues of NEOCYON were Won 429 million and Won 3,359 million in 2005 and 2006.

Cost of revenues

Our cost of revenues increased by 10.6% to Won 17,746 million (US$19,082 thousand) in 2006 from Won 16,038 million in 2005, primarily due to:

•	a 151.8% increase in amortization on intangible assets to Won 2,437 million (US$2,620 thousand) in 2006 from Won 968 million in 2005. Acquisition of NEOCYON was made in November and December in 2005, and for intangible assets recognized then, amortization expense only for the period after the acquisition is reflected in 2005 whereas in 2006, such expense is reflected for the full year; and

•	a 141.9% increase in outsourcing fee to Won 958 million (US$1,030 thousand) in 2006 from Won 396 million in 2005 primarily resulted from the effect of the acquisition of NEOCYON, which was made in November and December in 2005, and thereby in 2005, outsourcing fee of NEOCYON are reflected only for the period after the acquisition whereas in 2006, such fee is reflected for the full year.

Such increases in cost of revenues were partially offset by:

•	a 60.3% decrease in stock option plan compensation expense to Won 320 million (US$344 thousand) in 2006 from Won 806 million in 2005, as a result of a decrease of personnel in 2006.

Gross profit and margin

As a result of the foregoing, our gross profit decreased by 37.8% to Won 23,217 million (US$24,964 thousand) in 2006 from Won 37,346 million in 2005. Our gross profit margin decreased to 56.7% in 2006 from 70.0% in 2005.

Operating expenses

Selling, general and administrative expenses.  Our selling, general and administrative expenses decreased by 10.5% to Won 27,555 million (US$29,629 thousand) in 2006 from Won 30,795 million in 2005, primarily due to:

•	a 45.4% decrease in fee payments to Won 5,229 million (US$5,623 thousand) in 2006 from Won 9,570 million in 2005, for fees and expenses incurred in connection with the investigation and subsequent restatement of the financial statements in 2005;

•	a 40.3% decrease in advertising expenses to Won 3,744 million (US$4,026 thousand) in 2006 from Won 6,273 million in 2005, as a result of our participation in the Tokyo Game Show in September 2005, our participation in the G-star Game Show in November 2005, advertising for Ragnarok Online II and increase in marketing expenses related to the introduction of STYLIA in 2005, which did not recur in 2006; and

•	a 28.7% decrease in taxes and dues to Won 997 million (US$1,072 thousand) in 2006 from Won 1,398 million in 2005, resulting from back-taxes in the amount of Won 1,060 million, representing the amount of tax benefits granted to us in respect of the building and land at Shinsa-Dong in July 2004 for research and development purposes, which did not recur in 2006.

Such decreases in selling, general and administrative expenses were partially offset by:

•	a 216.3% increase in rent to Won 2,461 million (US$2,646 thousand) in 2006 from Won 778 million in 2005, primarily as a result of an increase in rent fee due to moving the head office in 2005; and

•	a 41.4% increase in salaries to Won 8,054 million (US$8,660 thousand) in 2006 from Won 5,694 million in 2005, primarily as a result of an increase in the number of employees for administrative and other support functions.

Research and development expenses.  Our research and development expenses increased 0.2% to Won 9,239 million (US$9,934 thousand) in 2006 from Won 9,219 million in 2005.

Litigation charges.  Our litigation charges increased to Won 4,648 million (US$4,998 thousand) in 2006 from nil in 2005. See Item 8.A “Financial Information — Legal Proceedings.”

Proceeds from the former chairman due to fraud.  Our proceeds from the former chairman due to fraud increased to Won 4,947 million (US$5,319 thousand) in 2006 from nil in 2005.

Gain on disposal of assets held for sale.  Our gain on disposal of assets held for sale increased to Won 1,081 million (US$1,162 thousand) in 2006 from nil in 2005.

Operating income and operating margin

As a result of the cumulative effects of the reasons stated above, we recorded an operating loss of Won 12,197 million (US$13,116 thousand) in 2006 compared to operating loss of Won 2,668 million in 2005.

Net other income (expense)

Our net other expense decreased 387.8% to other income of Won 2,265 million (US$2,435 thousand) in 2006 from other expense Won 787 million in 2005 primarily due to:

•	a 95.6% decrease in interest expense from Won 2,158 million in 2005 to Won 95 million (US$102 thousand) in 2006 as a result of reduction in payments in connection with the loan from YNK Korea, due to the expiration of the term of the contract with YNK Korea in July 2005; and

•	an increase in gain on foreign currency forward transaction from loss of Won 853 million in 2005, to gain of Won 151 million (US$162 thousand) in 2006.

Income tax expenses (benefit)

We recorded income tax expense of Won 12,069 million (US$12,977 thousand) in 2006, as compared to income tax benefit of Won 817 million in 2005 primarily due to recognizing a full valuation on allowances from deferred tax assets. In assessing the realizability of deferred tax assets, we considered whether it was more likely than not some portion or all of the deferred tax assets would not be realized. However, it is possible that these income tax expenses could be treated as income tax benefit if any taxable income becomes realizable in the future. For the year ended December 31, 2006, we recorded a full valuation allowance on our deferred tax assets, as we determined that it was more likely than not that none of the deferred tax assets were realizable in the near future.

Minority interest

Minority interest represents the net income (loss) from NEOCYON, our 96.11%-held subsidiary acquired in December 2005, attributable to third-party minority interest holders. We acquired 96.11% of voting equity of NEOCYON in 2005.

Equity loss of joint venture and partnership

Equity loss of joint venture and partnership represents the 30% of the net loss incurred from our 30% equity investment in Animation Production Committee, a Japanese animation joint venture which we invested through GRAVITY Entertainment Corporation, our Japanese subsidiary and 14.49% of the net loss incurred from 14.49% partnership interest in Revolution Fund. These investments were accounted for using the equity method of accounting.

Net income (loss)

As a result of the cumulative effects of the reasons stated above, our net income recorded net loss of Won 22,265 million (US$23,942 thousand) in 2006 as compared to net loss of Won 3,030 million in 2005.

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

(5)	Represents the losses from our 30% equity investment in Animation Production Committee, a Japanese joint venture formed in order to produce and market Ragnarok the Animation through GRAVITY Entertainment Corporation, our Japanese subsidiary. This investment was accounted for using the equity method of accounting.

Revenues

Our total revenues decreased by 17.1% to Won 53,384 million (US$52,856 thousand) in 2005 from Won 64,426 million in 2004, primarily due to:

•	a 17.1% decrease in royalties and license fees to Won 37,375 million (US$37,005 thousand) in 2005 from Won 45,101 million in 2004, which primarily resulted from a decrease in royalties and license fees attributable to our Ragnarok Online game resulting from increasing competition and as a result of the relative maturity of such game in our principal overseas markets. Royalties and license fees from Ragnarok Online decreased from Won 45,101 million in 2004 to Won 36,574 million (US$36,212 thousand) in 2005; and

•	a 30.8% decrease in subscription revenue to Won 11,249 million (US$11,138 thousand) in 2005 from Won 16,253 million in 2004. This 30.8% decrease resulted primarily from a 37.8% decrease in subscription revenue in Korea from Ragnarok Online to Won 7,913 million (US$7,835 thousand) in 2005 from Won 12,724 million in 2004, and a 24.5% decrease in the subscription revenue for Ragnarok Online in the United States and Canada to Won 2,665 million (US$2,639 thousand) in 2005 from Won 3,528 million in 2004, due to a decrease in playing time by our users of Ragnarok Online resulting from increasing competition and as a result of the relative maturity of such game.

Such decreases in revenues were partially offset by:

•	an increase in the subscription revenue from R.O.S.E Online to Won 671 million (US$664 thousand) in 2005, as such game was commercially launched in January 2005;

•	a 14.8% increase in character merchandising, animation and other revenue to Won 3,096 million (US$3,065 thousand) in 2005 from Won 2,696 million in 2004, which resulted primarily from a 47.78% increase in technical support revenue to Won 467 million (US$462 thousand) from Won 316 million in 2004 and 148.58% increase in animation revenue to Won 614 million (US$608 thousand) from Won 247 million in 2004; and

•	a 342.6% increase in mobile games revenue to Won 1,664 million (US$1,648 thousand) in 2005 from Won 376 million in 2004, which resulted primarily from increase in sales of mobile games in Taiwan, Japan, the Philippines, Singapore, Malaysia and Thailand and sales of Won 429 million resulting from the acquisition of NEOCYON, Inc. in November and December 2005.

Cost of revenues

Our cost of revenues increased by 58.5% to Won 16,038 million (US$15,879 thousand) in 2005 from Won 10,116 million in 2004, primarily due to:

•	a 53.5% increase in salaries and wages to Won 6,759 million (US$6,692 thousand) in 2005 from Won 4,403 million in 2004, as a result of increased hiring of game developers and overseas support staff from 174 as of December 31, 2004 to 193 as of December 31, 2005 and payment of incentives for the success of Ragnarok Online and 16% increase in average salaries paid to our employees which became effective as of June 2005;

•	a 18.9% increase in fee payments to Won 2,250 million (US$2,228 thousand) in 2005 from Won 1,893 million in 2004, as a result of an increase in fees we pay to Korea Internet Data Center for server housing fees due to the commercial launch of R.O.S.E. Online in January 2005;

•	a 55.4% increase in depreciation to Won 2,422 million (US$2,398 thousand) in 2005 from Won 1,559 million in 2004, as a result of the addition of servers and software in 2005 to better service Ragnarok Online and the addition of servers and software for the introduction of R.O.S.E Online; and

•	a 2,778.6% increase in stock option plan compensation expense to Won 806 million (US$798 thousand) in 2005 from Won 28 million in 2004, which resulted from the increased amortization period to full year from 8 days in 2004.

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

Operating expenses

Selling, general and administrative expenses.  Our selling, general and administrative expenses increased by 125.4% to Won 30,795 million (US$30,490 thousand) in 2005 from Won 13,660 million in 2004, primarily due to:

•	a 261.4% increase in fee payments to Won 9,570 million (US$9,475 thousand) in 2005 from Won 2,648 million in 2004, for fees and expenses incurred in connection with the investigation and subsequent restatement of the financial statements;

•	a 36.0% increase in advertising expenses to Won 6,273 million (US$6,211 thousand) in 2005 from Won 4,614 million in 2004, as a result of our participation in the Tokyo Game Show in September 2005, our participation in the G-star Game Show in November 2005, advertising for Ragnarok Online II and increase in marketing expenses related to the introduction of STYLIA;

•	a 80.4% increase in salaries and wages to Won 5,694 million (US$5,638 thousand) in 2005 from Won 3,156 million in 2004, primarily as a result of an increase in the number of employees for administrative and other support functions from 148 in 2004 to 161 in 2005 and 16% increase in average salaries paid to our employees which became effective as of June 2005;

•	an increase in impairment on intangible assets to Won 1,547 million (US$1,532 thousand) in 2005 from nil in 2004, as a result of recognition of impairment losses for the remaining balance of intangible assets recognized in connection with the business combination with TriggerSoft in 2005; and

•	a 779.2% increase in tax and dues to Won 1,398 million (US$1,384 thousand) in 2005 from Won 159 million in 2004, as a result of having to pay back-taxes in the amount of Won 1,060 million, representing the amount of tax benefits granted to us in respect of the building and land at Shinsa-Dong in July 2004 for research and development purposes.

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

Net other income (expense)

Our net other expense decreased 83.9% to Won 787 million (US$780 thousand) in 2005 from Won 4,879 million in 2004 primarily due to:

•	a 54.4% decrease in interest expense from Won 4,732 million in 2004 to Won 2,158 million (US$2,137 thousand) in 2005 as a result of reduction in payments in connection with the loan from YNK Korea, due to the significant decrease in Ragnarok Online revenues and the expiration of the term of the contract with YNK Korea in July 2005; and

•	an increase in interest income from Won 479 million in 2004, to Won 2,850 million (US$2,822 thousand) in 2005 resulting from an increase in short-term financial instruments in 2005;

which was partially offset by

•	an increase in net loss on foreign currency forward transactions of Won 853 million (US$845 thousand) in 2005 from nil in 2004.

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

Impact of inflation

We believe that inflation in Korea and our other principal markets has not had a material impact on our results of operations. Inflation in Korea was 3.6% in 2004, 2.7% in 2005 and 2.1% in 2006.

Impact of foreign currency fluctuations

See Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

Government, Economic, Fiscal, Monetary or Political Policies or Factors

See Item 3.D. “Risk Factors — Risks Relating to our Regulatory Environment and Risks Relating to our Market Environment,” Item 4.B. “Business Overview — Laws and Regulations” and Item 10.E. “Taxation.”

5.B.  Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2004		2005		2006		2006(1)
							(Unaudited)
	(In millions of Won and thousands of US$)

Cash and cash equivalents at beginning of period	W	5,405	W	16,405	W	25,874	US$	27,821

Net cash provided by (used in) operating activities		32,642		17,928		(830)		(892)
Net cash provided by (used in) investing activities		(19,007)		(79,046)		11,031		11,861
Net cash provided by (used in) financing activities		(2,635)		70,587		(761)		(818)

Net increase in cash and cash equivalents		11,000		9,469		9,440		10,151

Cash and cash equivalents at end of period	W	16,405	W	25,874	W	35,314	US$	37,972

Note:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 930.0 to US$1.00.

Prior to the commercial launch of Ragnarok Online in August 2002, our principal sources of liquidity were cash from equity financing and incurrence of debt, including the debt we incurred from YNK Korea. Following the commercial launch of Ragnarok Online, our principal sources of liquidity have been cash flows from our operating activities and equity financing and, to a lesser extent, short-term borrowings. Net cash used in investing activities have consisted primarily of investments in acquisition of interests in companies which develop online games or which provide related products and services. See Note 6 to the notes to our consolidated financial statements included in this annual report. However, our net property and equipment decreased from Won 11,863 million as of December 31, 2005 to Won 8,472 million (US$9,110 thousand) as of December 31, 2006 due to the impairment of machinery and software of total Won 788 million (US$847 thousand).

Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We deposit our cash in demand deposits, short-term financial instruments, which primarily consist of time deposits with maturity of one year or less, and money market funds with a rolling maturity of 90 days or less. Our short-term financial instruments increased from Won 8,900 million as of December 31, 2004 to Won 59,900 million as of December 31, 2005. But short-term financial instruments decreased to Won 45,835 million (US$49,285 thousand) as of December 31, 2006 as compared 2005, primarily as a result of use of such proceeds in connection with working capital requirements and other expenses.

Cash received in the form of initial license fees are recognized as revenues on a monthly basis over the life of our license agreements as described in Item 5.A. “— Overview — Revenue recognition.” The portion of initial license fees not yet recognized as revenues are reflected in our balance sheet as deferred income. Our total deferred income, both short-term and long-term, increased from Won 7,597 million as of December 31, 2004 to Won 8,227 million as of December 31, 2005 and to Won 11,909 million (US$12,805 thousand) as of December 31, 2006 primarily due to our recognizing an increased portion of initial license fees that we received in 2004, 2005 and 2006, respectively.

Cash flows from operating activities.  The decrease in net cash provided by our operating activities from 2004 to 2006 were primarily the result of our recording net income in 2004 compared to net losses in 2005 and 2006. Our decrease in net cash provided by our operating activities in 2005 as compared to 2004 reflected an adjustment of (i) Won 6,232 million for deferred income taxes and (ii) Won 2,288 million for payment of severance benefits. This decrease was partially offset by Won 7,482 million in misappropriated funds receivable, Won 7,349 million in accounts payable and Won 5,370 million in depreciation and amortization that we recorded in 2005. Our decrease in net cash provided by operating activities in 2006 as compared to 2005 reflected an adjustment of (i) Won 6,811 million (US$7,324 thousand) in account payable and (ii) Won 1,081 million (US$1,162 thousand) in gain on disposal of assets held for sale. This decrease was partially offset by (i) Won 8,366 million (US$8,996 thousand) for deferred income taxes and (ii) Won 7,457 million (US$8,018 thousand) in depreciation and amortization that we recorded in 2006.

Cash flows from investing activities.  Our decrease in net cash provided by investing activities from 2004 to 2005 reflected purchases of property and equipment in these years in connection with the general growth of our businesses and the increase in payment of leasehold deposits. Our increase in net cash provided by investing activities in 2006 reflected (i) Won 14,118 million (US$15,181 thousand) for maturity of short-term financial instruments and (ii) Won 9,559 million (US$10,278 thousand) for disposal of property and equipment in 2006. Our net cash (used in) provided by investing activities in 2005 and 2006 also reflected the following:

•	our investment in short-term financial instruments in the amount of Won 7,300 million in 2004 and Won 50,969 million in 2005;

•	our investment in Perpetual Entertainment of Won 8,619 million (US$9,000 thousand) in 2006;

•	our investment in TriggerSoft Corporation and NEOCYON, Inc. of Won 9,193 million in 2005; and

•	our purchase of Emil Chronicle Online for Won 6,073 million in 2005.

Cash flows from financing activities.  Our net cash provided by financing activities has been primarily affected by the issuance of common shares in connection with our initial public offering in February 2005 in which we received net proceeds of Won 71,837 million from the sale of 1,400,000 common shares at US$13.50 per ADS (four ADSs are equivalent to one share of our common stock).

Capital resources

As our overseas operations are conducted primarily through our subsidiaries and our overseas licensees, our ability to finance our operations and any debt that we or our subsidiaries may incur depends, in part, on the payment of royalties and other fees by our overseas licensees and, to a lesser extent, the flow of dividends from our subsidiaries.

As of December 31, 2006, our primary source of liquidity was Won 35,314 million (US$37,972 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities, will be sufficient to meet our capital needs through at least the first quarter of 2008. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. See note 11 to our audited consolidated financial statements as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In the past, we also raised cash by entering into indebtedness arrangements such as the transaction entered into with YNK Korea as described in Item 5.A. “— Overview — Interest expense.” In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. As of December 31, 2006, we have general borrowing facilities with a limit of Won 949 million and have an outstanding balance of borrowing amounting to Won 683 million (US$734 thousand).

We expect to have capital expenditure requirements for the ongoing expansion into other markets, including hardware expenditures for continuous expansions and upgrades to our existing server equipment, and also for game development, acquiring and publishing third party game developers or games developed by them and continuing to invest in enhancing our technological, marketing, distribution and service capabilities. We believe that our internal cash flow from operations, together with our proceeds from our initial public offering in February 2005 will be sufficient to satisfy our working capital requirements through at least the first quarter of 2008, including our new game development expenditures for Requiem and Ragnarok Online II.

5.C.  Research and Development, Patents and Licenses, etc.

To remain competitive, we have continued to focus on our research and development efforts. For the past three years, our research and development efforts and plans have consisted of the following:

•	Strategy and planning — overall game design and review of technical feasibility, market feasibility and the game development process.

•	Graphics — designing game characters and game environments, with the objective of optimizing the overall gaming experience;

•	Server programming — server design and development, handling interconnections, validation, security, character data and game process coordination and facilitating online communication among players;

•	Client programming — enhancing the visual and sound experience and movement simulation of game characters; and

Our research and development expenditures were Won 2,029 million, Won 9,219 million, and Won 9,239 million (US$9,934 thousand) in 2004, 2005 and 2006, respectively.

See Item 4.B. “Business Overview — Game development and publishing” for our research and development and Item 4.B. Business Overview — Intellectual property” for our intellectual property.

5.D.  Trend Information

Trends, uncertainties and events which could have a material impact on our sales, operating revenues and liquidity and capital resources are discussed above in Item 5.A. “— Operating Results” and Item 5.B. “— Liquidity and Capital Resources.”

5.E.  Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

5.F.  Contractual Obligations

The following table sets forth a summary of our contractual cash obligations due by period as of December 31, 2006.

	Payments Due by Period
			Between 1		Between 3		Beyond
	Up to 1 Year		and 3 Years		and 5 Years		5 Years		Total
	(In millions of Won)

Long-term debt obligations	W	81	W	286	W	273	W	68	W	708
Operating lease obligations		3,306		12		—		—		3,318
Purchase obligations		1,600		—		—		—		1,600

Total	W	4,987	W	298	W	273	W	68	W	5,626

Long-term debt obligations.  We have financed our operations primarily through incurrence of debt from financial institutions, cash flows from operations as well as equity investments by our founder and current shareholders.

Operating lease obligations.  With respect to our operating lease obligations, the lease payments due by December 31, 2007 are Won 3,156 million, Won 48 million, Won 63 million and Won 39 million for our principal offices in Seoul, offices for our subsidiary in the United States, offices for our subsidiary in France and offices for our subsidiary in Russia, respectively. The lease terms expire in December 2007, April 2007, December 2007 and July 2007, respectively, for our principal offices in Seoul, offices for our subsidiary in the United States, offices for our subsidiary in France and offices for our subsidiary in Russia, respectively. The renewal terms in all of the leases are subject to market conditions.

Purchase obligations.  Our purchase obligations consist of acquiring exclusive distribution rights of the online games. In 2005, we entered into publishing agreements to acquire exclusive distribution rights of the online games, STYLIA and Time N Tales which were under development by Sonnori Co., Ltd. and Ndoors Corp., respectively. The purchase obligations due by December 31, 2006 are Won 500 million and Won 1,100 million for STYLIA and Time N Tales, respectively.

In December 2005, we entered into an agreement with Movida Investment Inc., SOFTBANK CORP. and other eight companies to invest in “Online Game Revolution Fund No. 1” amounting to Japanese Yen 1,000 million as a limited partner with 10% interest of the total fund and paid initial payment of Japanese Yen 100 million and Yen 150 million in 2005 and 2006, respectively. In 2006, some of the co-participants of “Online Game Revolution Fund No. 1” withdrew and our interest of the total fund rose from 10% to 14.49% of the aggregate size of the fund. However, it does not imply that our total capital commitment changed. Upon 30 days’ prior written notice by general partner, Movida Investment Inc., we shall pay the outstanding portion of contribution. At December 31, 2006, we do not estimate the time of notice. Therefore, the above table does not include the investment obligation of Japanese Yen 750 million due as of December 31, 2006. In accordance with the agreement, the investment term is five years from the effective date, which is January 1, 2006.

For a description of our commercial commitments and contingent liabilities, see note 10 of the Notes to our consolidated financial statements included elsewhere in this annual report.

For a description of our legal proceedings, see Item 8.A. “Financial Information — Legal Proceedings.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.  Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of May 31, 2007. The business address of all of our directors and executive officers is our registered office at Meritz Tower 14F, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul 135-934 Korea.

Name	Position

Il Young Ryu	Chairman, President, Representative Director and Chief Executive Officer
Seung Taik Baik	Executive Director and Chief Operating Officer
William Woojae Hahn	Independent Director and Audit Committee member
Jungil Lee	Independent Director and Audit Committee member
Kwangsuk Lee	Independent Director and Audit Committee member
Kyu Hyeong Lee	Senior Executive Vice President of Human Resources and Chief Compliance Officer
Jonathan J. Lee	Chief Financial Officer and Investor Relations Officer

Il Young Ryu, our chairman of the board of directors and president, has served as our chief executive officer since September 21, 2005. Mr. Il Young Ryu is also currently the chief executive officer of EZER Inc, our largest shareholder. In 2004, he founded CJ Internet Japan and served as its chief executive officer. In 2003, Mr. Ryu held “Online Game Fantasy Star” event with the Softbank group. In 2002, Mr. Ryu formed an alliance between Techno Blood Inc. and Dasan Venture and managed Techno Blood & Dasan, the first Korea-Japan IT Fund. In 2001, he organized a Korea/Japan Bridging Business for Cultural Exchange between Korea & Japan. In 1999, Mr. Ryu founded Techno Blood Inc.

Seung Taik Baik, our chief operating officer, has served as a director since December 2005 and executive director since March 31, 2006. Mr. Baik has also served as the chief executive officer of NEOCYON, Inc. from 2000. Mr. Baik served as the local representative for Northeast Asia of Entrepreneurs Organization in 2004, and has served as the president of the Korea branch of Entrepreneurs Organization since 2005.

William Woojae Hahn was elected as our independent director and member of the audit committee at our shareholders’ meeting in March 2007. Mr. Hahn currently serves as Managing Director of the Investment Banking Group at Bookook Securities Co., Ltd. Mr. Hahn was a Managing Director of the Investment Banking Group at Meritz Securities Co., Ltd. from 2004 to 2006. In 2002, Mr. Hahn was the Executive Vice President and Chief Financial Officer of TG Ubase, Inc. He was the President and Chief Executive Officer of Littauer Technologies, Inc. from 2000 to 2001 and the Co-Founder and Chief Investment Officer of AsiaNet Corporation, Ltd. from 1998 to 2000. Mr. Hahn worked as an Analyst in Corporate Strategy at AXA Equitable from 1994 to 1998.

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

Kwangsuk Lee was elected as our independent director and member of the audit committee at our shareholders’ meeting in March 2007. Mr. Lee currently serves as the Chief Executive Officer of Incruit Corporation, a company he founded in 1998. Mr. Lee created one of the first on-line recruiting systems in Korea and Incruit Corporation is now one of the leading recruiting companies in Korea.

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

Jonathan J. Lee has served as our chief financial officer since March 2007. Before joining us, Mr. Lee was head of the Alternative Investments Division (Investment Banking) at Meritz Securities Co., Ltd. from 2004 to 2006. Mr. Lee was a Vice President of Investments at Littauer Technologies Co., Ltd. from 2000 to 2001, Vice President at AsiaNet Corporation, Ltd. from 1999 to 2000, and was also associated with the M&A Group at Dresdner Kleinwort Wasserstein.

6.B.  Compensation

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2006, the aggregate amount of compensation paid by us to all directors and executive officers was Won 996 million (US$1,071 thousand), which excludes Won 189 million (US$203 thousand) set aside or accrued to provide for retirement or similar benefits to our executive officers. At our general meeting of shareholders held on March 31, 2007, our shareholders approved an aggregate amount of up to Won 1.4 billion as compensation for our directors for 2007.

Under the Labor Standard Act and the Employee Retirement Benefit Security Act, we are required to pay a severance amount to eligible employees, who voluntarily or involuntarily terminate their employment with us, including through retirement. The severance amount for our officers and directors equals the monthly salary at the time of his or her departure, multiplied by the number of continuous years of service, and further multiplied by a discretionary number set forth in our severance payment regulation, which depending on the position of the officer or director ranges from two to three. As of December 31, 2006, we provided Won 649 million (US$698 thousand), being 100% of our severance liability as of such date.

We maintain a directors’ and officers’ liability insurance policy covering certain potential liabilities of our directors and officers.

6.C.  Board Practices

Board of directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as currently in effect, provide for a board of directors comprised of not less than three directors and also provide for an audit committee, a compensation committee and a director nomination committee. We currently have five members serving as members of our board of directors. The directors are elected at a shareholders’ meeting by a majority vote of the shareholders present or represented, which majority is not less than one-fourth of all issued and outstanding shares with voting rights, so long as not less than one third of all issued and outstanding shares with voting rights are present at the shareholders’ meeting.

Each of our directors is elected for a term of three years, which may be extended until the close of the annual general meeting of shareholders convened in respect to the last fiscal year of such director’s term. However, directors may serve any number of consecutive terms and may be removed from office at any time by a special resolution adopted at a general meeting of shareholders.

The terms of Il Young Ryu expire on September 20, 2008, those of Seung Taik Baik and Jung Il Lee on March 30, 2009, and those of William Woojae Hahn and Kwangsuk Lee on March 21, 2010, respectively.

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

Independent directors

Our ADSs are listed on Nasdaq and we are subject to the Nasdaq listing requirements applicable to non-U.S. companies. Under the Nasdaq listing requirements, we are required to appoint a minimum of three independent directors, unless we receive an exemption from Nasdaq to appoint a lesser number. Our board of directors has determined that Messrs. William Woojae Hahn, Jungil Lee and Kwangsuk Lee are independent directors under Nasdaq Marketplace Rule 4200.

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

The audit committee currently consists of the following directors: William Woojae Hahn, Jungil Lee and Kwangsuk Lee, all of whom are independent directors within the meaning of Nasdaq Marketplace Rule 4200 and meet the criteria for independence as set forth in Rule 10A-3(b)(1) of the Securities and Exchange Act of 1934. All of our independent directors are financially literate and have accounting or related financial management expertise. Our board of directors has determined that William Woojae Hahn is an “audit committee financial expert,” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act. The audit committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. Under the Korean Commercial Code, if a company establishes an audit committee, such company is not permitted to have a statutory auditor. The audit committee is chaired by William Woojae Hahn.

Director nomination committee

The Director nomination committee consists of the following three directors, Jungil Lee, William Woojae Hahn and Kwangsuk Lee, all of whom are independent as set forth in the Nasdaq listing requirements. This committee will be responsible for recommending and nominating candidates for our director positions and related matters. The committee is currently chaired by Jungil Lee.

Compensation committee

The Compensation committee consists of following three directors, Kwangsuk Lee, William Woojae Hahn and Jungil Lee, all of whom are independent as set forth in the Nasdaq listing requirements. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee is currently chaired by Kwangsuk Lee.

6.D.  Employees

As of May 31, 2007, we had 536 full-time employees, of whom 515 were located in Korea and 21 were stationed overseas, either working with our subsidiaries or supporting our overseas licensees. The following table sets forth the number of our employees by department as of the dates indicated.

	December 31,				May 31,
	2003	2004	2005	2006	2007

Senior management	4	7	8	5	5
Finance	4	8	13	15	13
Marketing	18	27	43	25	49
Game development and support	225	357	443	470	469

Total	251	399	507	515	536

We do not have a labor union and none of our employees are covered by collective bargaining agreements. We have a labor-management council as required under the Act on the Promotion of Workers’ Participation and Cooperation. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or work stoppages.

As of May 31, 2007, GRAVITY Interactive, Inc. employed 20 employees in the United States (including three employees seconded from us), NEOCYON employed 37 employees, Gravity CIS employed 20 employees (including two employees seconded from us) and Gravity EU employed 6 employees. None of the employees of GRAVITY Interactive, NEOCYON, Gravity CIS or Gravity EU are represented by a labor union or covered by a collective bargaining agreement.

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

Pursuant to the Korean National Pension Law, we are required to pay 4.5% of each employee’s annual wages to the National Pension Corporation. Our employees are also required to pay 4.5% of their annual wages to the National Pension Corporation. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. The total amount of contributions we made to the National Pension Corporation in 2004, 2005 and 2006 was Won 537 million, Won 910 million and Won 1,205 million (US$1,296 thousand), respectively.

6.E.  Share Ownership

Some of our current directors and officers beneficially own our common shares. See Item 7.A. “Major Shareholders.”

Stock option plan

Under our articles of incorporation and the Act on Special Measures for the Promotion of the Venture Business, we may grant options for the purchase of our shares to certain qualified directors, officers, employees and third parties. Set forth below are the details of our stock option plan as currently contained in our articles of incorporation.

•	Stock options may be granted to our officers and employees who have contributed or are qualified to contribute to our establishment, management, overseas business and technical innovation. Notwithstanding the foregoing, no stock options may be granted to any executive officer or employee who is (i) our largest shareholder, (ii) a holder of 10% or more of our shares outstanding, (iii) certain specially related persons of the person set forth in (i) and (ii) above, or (iv) a shareholder who would own 10% or more of our shares upon exercise of options granted under the stock option plan.

•	Stock options may be granted by a special resolution of our shareholders with the aggregate number of shares issuable not to exceed 50% of the total number of our then issued and outstanding common shares.

•	Upon exercise of stock options, we deliver our common shares or pay in cash the difference between the market price of our shares and the option exercise price.

•	Stock option granted under the stock option plan, in case new shares are issued, have a minimum exercise price equal to the higher of (i) the market price of our shares calculated pursuant to the method under the Inheritance and Gift Tax Law and (ii) the par value of our shares, and in other cases, have a minimum exercise price equal to or higher than the market price of our shares calculated pursuant to the method under the Inheritance and Gift Tax Law.

•	Stock options can vest after two years from the stock option grant date and can be exercised up to five years from the vesting date. The stock option may be cancelled by a resolution of our board of directors if (i) the officer or employee who holds the option voluntarily resigns or is discharged from office prior to the vesting date; (ii) the officer or employee who holds the option causes material damage to us by willful misconduct or negligence; (iii) we are unable to deliver our shares or pay the prescribed amount due to bankruptcy or dissolution, or (iv) the occurrence of any cause for cancellation of stock options specified in the stock option agreement.

On December 24, 2004, our shareholders approved the implementation of our employee stock option plan and the granting of stock options under this plan to our directors, officers and employees.

Each stock option confers the right on the grantee to purchase one share of our common stock at the exercise price. The exercise price for these stock options is, in the case of some senior employees, Won 55,431 per share, representing the price per share of our common shares (or ADS equivalent) offered to the public in our initial public offering of February 2005, and in the case of all other eligible employees, Won 45,431 per share, representing the price per share offered to the public less Won 10,000 per share. A total of 122,670 shares of stock options were outstanding, representing 1.77% of our total number of shares issued as of December 31, 2006, consisting of (i) 9,000 shares issued to directors and officers and (ii) 113,670 shares issued to a total of 145 eligible employees.

None of our current directors or executive officers has options to purchase our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of May 31, 2007, by each person known to us to own beneficially 5% or more of our common shares based on 6,948,000 of our common shares outstanding. None of our common shares entitles the holder to any preferential voting rights. Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission, and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities.

	Number of
	Shares	Percentage
	Beneficially	Beneficially
Name	Owned	Owned

EZER, Inc.(1)	3,640,619	52.4%
Ramius Capital Group, L.L.C.(2)	642,772	9.2%
Moon Capital Master Fund Ltd.(3)	590,896	8.5%
Government of Singapore Investment Corporation Pte Ltd(4)	416,541	6.0%
LaGrange Capital Administration, L.L.C.(5)	349,770	5.0%

Notes:

(1)	On August 30, 2005, Mr. Jung Ryool Kim, our former controlling shareholder and Chairman, sold all of our shares that Mr. Kim and his family members owned to EZER Inc., a Japanese Company (“EZER”), pursuant to a stock purchase agreement by and among Jung Ryool Kim, Ji Young Kim, Young Joon Kim, Ji Yoon Kim and EZER dated August 30, 2005. Pursuant to the share sale transaction, EZER became our largest shareholder. EZER, which is 100% owned by our Chairman and CEO, Il Young Ryu, is the operator of an investment fund established pursuant to a contractual relationship known in Japan as a “tokumei kumiai” (“TK Relationship”) with Techno Groove, Inc. a Japanese company and a wholly-owned subsidiary of Asian Groove, Inc., a Japanese company (“Asian Groove”). The TK Relationship, which is governed by the Commercial Code of Japan, is used in Japan as a means of making and managing investments, and under the investment fund agreement for the TK Relationship (the “TK Agreement”), EZER acts as the operator of a fund, established in Japan under the name of “Asian Star Fund,” using the capital contribution made by Techno Groove as an investor in the fund. Asian Star Fund was established for the sole purpose of investing in our shares.

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

(2)	As reported in Schedule 13D/A filed on November 20, 2006. Consists of shares beneficially owned by Starboard Value and Opportunity Master Fund Ltd., Parche LLC, RCG Ambrose Master Fund, Ltd., RCG Halifax Fund, Ltd., Ramius Master Fund, Ltd., Admiral Advisors, LLC, Ramius Advisors, LLC, Safe Harbor

Master Fund, L.P., Safe Harbor Investment Ltd., Ramius Capital Group, L.L.C., C4S & Co., L.L.C.,Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon.

(3)	As reported in a Schedule 13D/A filed on November 20, 2006. Consists of shares beneficially owned by Moon Capital Master Fund Ltd., Moon Capital Leveraged Master Fund Ltd., Moon Capital Management LP, JWM Capital LLC and John W. Moon.

(4)	As reported in Schedule 13G/A filed on January 18, 2006. Consists of shares beneficially owned by Government of Singapore Investment Corporation Pte Ltd., Government of Singapore and Monetary Authority of Singapore.

(5)	As reported in Schedule 13G filed on February 5, 2007. Consists of shares beneficially owned by LaGrange Capital Partners, L.P., LaGrange Capital Partners Offshore Fund, Ltd., LaGrange Capital Administration, L.L.C. and Frank LaGrange Johnson.

To the best of our knowledge, as of December 31, 2006, approximately 42.4% of our common shares were held in the United States (in the form of common shares or ADSs). Also to the best of our knowledge, we had approximately 1,000 beneficial holders of our shares (in the form of ADSs) in the United States as of December 31, 2006.

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

Relationship with GRAVITY Interactive, Inc.

In April 2003, we entered into an agreement with GRAVITY Interactive, Inc., formerly known as Gravity Interactive, LLC, for the service and distribution of Ragnarok Online in the United States and Canada pursuant to which GRAVITY Interactive, Inc. agreed to remit dividends to us based on a percentage of earnings. After Gravity Interactive changed their form as incorporated company in January 2006, GRAVITY Interactive, Inc. agreed to remit royalty to us instead of dividends.

Relationship with GRAVITY Entertainment Corporation and the Animation Production Committee

From March to June 2004, we provided a series of loans in the aggregate amount of Japanese Yen 35 million, at an annual interest rate of 9%, to GRAVITY Entertainment Corporation, formerly RO Production Co., Ltd., our then 50%-owned subsidiary in Japan, for the production and marketing of Ragnarok the Animation and for working capital purposes. These loans have been fully repaid as of December 2004. In October 2004, we purchased from GungHo Online Entertainment, Inc., which at the time owned the remaining 50% interest in GRAVITY Entertainment, their ownership interest in GRAVITY Entertainment for a purchase price of zero, making us the 100% shareholder of GRAVITY Entertainment. GungHo Online Entertainment, Inc. is our licensee in Japan for Ragnarok Online.

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

Pursuant to an arrangement between GRAVITY Entertainment and the joint venture, GRAVITY Entertainment is required to remit 70% of the revenues from its animation business to the joint venture. As of December 31, 2006, the amount due and payable to the joint venture by GRAVITY Entertainment amounted to Japanese Yen 1 million.

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

Relationship with TriggerSoft Corporation

We acquired 88.15% of the outstanding common shares of TriggerSoft for an aggregate purchase price of Won 1,627 million in April and May 2005. We made loans in the amount of Won 1,050 million and Won 940 million to TriggerSoft Corporation, the developer of R.O.S.E. Online game, at an annual interest rate of 9% payable monthly in arrears in 2005 and 2006, respectively. We have made additional loans in the amount of Won 185 million in 2007.

Relationship with NEOCYON, Inc.

We acquired 96.11% of the outstanding common stocks of NEOCYON for an aggregate purchase price of Won 7,716 million in cash pursuant to a series of share purchase transactions which took place in November and December 2005. Mr. Seung Taik Baik, our director and chief operating officer, has been the chief executive officer of NEOCYON. In September 2006, we entered into an agreement regarding mobile publishing with NEOCYON and they have been remitting royalties to us.

Relationship with Rople-net

In August 2004, we acquired tangible assets totaling Won 53 million from Rople-net. Rople-net., in turn, under the control of the former Chairman, is no longer deemed to be our affiliate as a result of the sale of our shares by the former Chairman to EZER.

Relationship with Gravity EU SASU

In August 2006, we founded Gravity EU SASU, a wholly owned Europe-based subsidiary. Mr. Seung Taik Baik, our director and chief operating officer, has been the chief executive officer of Gravity EU.

Relationship with Gravity CIS, Inc.

In September 2006 we acquired 100% of the voting shares of Gravity CIS, Inc., formerly Mados, Inc., from Cybermedia International, Inc., the subsidiary of NEOCYON, Inc. We extended a loan in the amount of US$1.5 million to Gravity CIS on February 28, 2006 and made additional loan in the amount of US$0.5 million on February 10, 2007 at an annual interest rate of 4.9% payable monthly in arrears.

Relationship with Gravity Middle East & Africa FZ-LLC

In May 2007, we founded Gravity Middle East & Africa FZ-LLC, a wholly owned Dubai-based subsidiary. Mr. Seung Taik Baik, our director and chief operating officer, has been the chief executive officer of Gravity Middle East & Africa.

7.C.  Interests of Experts and Counsel

Not applicable

ITEM 8.	FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

Financial Statements

All relevant financial statements are included in “Item 18. Financial Statements.”

Legal Proceedings

Class action complaints

In May 2005, a number of class action complaints were filed against the Company and other defendants for alleged violation of the United States federal securities law in the United States District Court for the Southern District of New York (the “Court”) in connection with the initial public offering of the Company’s ADSs in February 2005. The actions were consolidated by an order of the Court entered on December 12, 2005 as In Re Gravity Co., Ltd. Securities Litigation, No. 1:05-CV-4804-LAP to be prosecuted on behalf of a class of those who purchased ADSs between February 7, 2005 and November 10, 2005. On July 10, 2006, the lead plaintiff filed a Consolidated Amended Complaint (the “CAC”) which identifies the Company and certain of its former individual directors and officers as defendants, and claims that the Company’s registration statement on Form F-1 and the prospectus which constitutes a part of the registration statement used in connection with its initial public offering contained material misstatements and omissions. On October 17, 2006, the Company and certain other defendants filed motions to dismiss the CAC. Pursuant to a mediation session held in New York on April 25, 2007, the Company, one other defendant and the plaintiffs agreed in principle to settle the class action litigation for US$10 million. The Company’s share of the settlement is anticipated to be US$5 million. Upon completion of this settlement, the Company, its current and former directors and officers as well as other third parties will be released from liability for the claims asserted by the class. Costs associated with administering the settlement, including the plaintiffs’ attorneys’ fees and expenses will be paid out of the US$10 million settlement amount before distributions are made to the class members. While the parties have informed the Court by written correspondence of their intention to settle the dispute, the parties have not yet filed a stipulation with the Court. The parties are expected to file such stipulation in July 2007. The proposed settlement is conditioned, among other things, on various conditions being met and final approval by the Court after notice to the plaintiff class and expiration of the time for appeal from any order of the Court approving the settlement.

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

Holders of outstanding common shares on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the common shares or any subsequent transfer of the common shares. Payment of annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, and payment of interim dividends, if any, will be made in the same year after approval by our board of directors, in each case, subject to certain provisions of our articles of incorporation and the Korean Commercial Code. See Item 10.B. “Articles of Incorporation — Dividends.”

Subject to the terms of the deposit agreement for the ADSs, you will be entitled to receive dividends on common shares represented by ADSs to the same extent as the holders of common shares, less the fees and expenses payable under the deposit agreement in respect of, and any Korean tax applicable to, such dividends. See Item 10.E.

“Taxation — Korean Taxation.” The depositary will generally convert the Won it receives into U.S. dollars and distribute the U.S. dollar amounts to you. For a description of the U.S. federal income tax consequences of dividends paid to our shareholders, see 10.E. “Taxation — U.S. Federal Income Tax Consideration.”

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

ADSs

Following our initial public offering on February 8, 2005, the ADSs have been issued by The Bank of New York as depositary and are listed on the Nasdaq Stock Market’s the Nasdaq Global Market, formerly the Nasdaq National Market, under the symbol “GRVY.” Each ADS represents one-fourth of one share of our common stock. As of May 31, 2007, 11,557,144 ADSs representing 2,889,286 shares of our common stock were outstanding.

The table below shows the high and low trading prices on the Nasdaq for the outstanding ADSs since February 1, 2005. Each ADS represents one-quarter of one share of our common stock.

	Price
Period	High	Low
	(In US$)

2005
First Quarter	13.77	8.04
January	N/A	N/A
February	13.77	10.30
March	11.90	8.04
Second Quarter	9.72	5.30
April	9.50	8.02
May	9.72	5.30
June	8.70	6.30
Third Quarter	12.14	5.90
July	10.05	6.01
August	12.14	5.90
September	10.95	7.70
Fourth Quarter	8.64	6.10
October	8.64	6.71
November	7.15	6.24
December	7.25	6.10
2006
First Quarter	9.75	5.75
January	7.87	6.63
February	7.58	6.65
March	9.75	5.75
Second Quarter	9.88	6.83
April	9.88	8.10
May	9.05	7.50
June	8.03	6.83
Third Quarter	7.29	5.46
July	7.29	5.84
August	7.25	5.77
September	6.87	5.46
Fourth Quarter	7.38	4.80
October	6.00	4.80
November	7.38	4.86
December	6.00	5.48
2007 (through May 31, 2007)
First Quarter	6.55	5.42
January	6.36	5.42
February	6.55	5.85
March	6.45	5.66
Second Quarter (through May 31, 2007)	7.15	5.57
April	6.65	5.57
May	7.15	6.35

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

As of the date hereof, 6,948,900 common shares were issued and outstanding. We have not issued any equity securities other than common shares. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. Pursuant to our articles of incorporation, we may issue additional common shares without further shareholder approval. The unissued shares remain authorized until an amendment to our articles of incorporation changes the status of the authorized shares to unauthorized shares.

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

10.C.  Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described below or otherwise as described in Item 4. “Information on the Company” or elsewhere in this annual report.

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

Real Estate Sale Agreement dated May 22, 2006 by and between Yahoh Communication and GRAVITY Co., Ltd. for the sale of the Gravity Building

On May 22, 2006, we entered into a real estate sale agreement with Yahoh Communication, a Korean company, to sell our building located at 619-4 Shinsa-Dong, Gangnam-Gu, Seoul, Korea. We received Won 9,500 million (US$10,215 thousand) as the proceeds of sale from the transaction.

Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated April 20, 2005 between Level Up! Inc. (licensee in Brazil) and GRAVITY Co., Ltd.

Under this amendment, the term was extended for two more years from the commercial service date.

Fifth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 22, 2006 between Level Up! Inc. (licensee in the Philippines) and GRAVITY Co., Ltd.

Under this amendment, the term was extended for two more years to August 31, 2008.

Exclusive Ragnarok Online Software License Agreement dated April 9, 2006 between Game Flier (Malaysia) Sdn. Bhd. (licensee in Malaysia and Singapore) and GRAVITY Co., Ltd.

Under this agreement, we granted Game Flier (Malaysia) Sdn. Bhd. an exclusive right to license from us, and sublicense to third parties approved by us, the distribution right for Ragnarok Online in Malaysia and Singapore.

3rd Amendment to the Exclusive Ragnarok License and Distribution Agreement dated April 15, 2006 between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and GRAVITY Co., Ltd.

Under this amendment, the term was extended for one more year to April 14, 2007.

2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2006 between GungHo Online Entertainment, Inc. (licensee in Japan) and GRAVITY Co., Ltd.

Under this renewal agreement, the term was extended for three years from the effective date.

Agreement on Changes of the Global Publishing Contract dated October 9, 2006 between Ndoors Corporation (developer of “Time N Tales”) and GRAVITY Co., Ltd.

Under this amendment, the share earnings arrangement was revised.

Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated October 22, 2006 between Soft-World International Corporation (licensee in Taiwan) and GRAVITY Co., Ltd.

Under this amendment, the term was extended for one year to October 22, 2007.

Agreement on Changes of the Lease Contract dated January 8, 2007 between Meritz Fire & Marine Insurance Co., Ltd. and GRAVITY Co., Ltd.

Under this agreement, the lease was renewed for one year to December 4, 2007 with increases in lease security deposit, in monthly rental fee and in monthly maintenance fee.

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

Furthermore, with the amendments of Article 2-2 of the International Tax Adjustment Law, Article 98-5 of the Corporate Tax Law and Article 156-4 of the Personal Income Tax Law, Korea adopted the New Anti-Treaty Shopping Rules (“New Rules”), which will take effect on July 1, 2006. According to the New Rules, even if a tax treaty provides for either an exemption from or reduction of the applicable income tax, the company or person paying dividends, interest, royalty or consideration for share purchase to an offshore entity established in a tax haven jurisdiction designated by the Minister of Finance and Economy, or MOFE, must initially withhold the applicable tax on such income under the applicable tax law. If, however, the National Tax Service of Korea has granted prior approval upon application for an exemption or reduction of tax pursuant to a relevant tax treaty, the withholding requirement under the New Rules will not apply. So far, the MOFE has not designated the tax haven jurisdictions under the New Rules. So far, the MOFE has designated only one district, Labuan in Malaysia, as a tax haven jurisdiction under the New Rules as of June 30, 2006.

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

U.S. federal income tax considerations

The following summary describes certain U.S. federal income tax consequences of the purchase, ownership or disposition of our common shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for purposes of the current Korea-United States income tax treaty, (ii) whose common shares or ADSs are not, for purposes of the treaty, effectively connected with a permanent establishment in Korea and (iii) who otherwise qualify for the full benefits of the treaty. Except where noted, it deals only with our common shares and ADSs held as capital assets and does not deal with special situations, such as those of:

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

Taxation of dividends

Subject to the passive foreign investment company rules described below, the gross amount of distributions on our ADSs or common shares (including amounts withheld to reflect Korean withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation (other than a passive foreign investment company) that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the current Korea-United States income tax treaty meets these requirements. A foreign corporation (other than a foreign passive investment company) is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our common shares generally will not be considered readily tradable for these purposes. Under the United States Treasury Department guidance our ADSs, which are currently listed on Nasdaq, generally will be considered readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

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

Subject to certain conditions and limitations, Korean withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. federal income tax law. For purposes of calculating the foreign tax credit, dividends paid on our ADSs or common shares generally will be treated as income from sources outside the United States and generally will constitute “passive category income”. Further, in certain circumstances, if you:

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

The determination of whether we are a PFIC is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are uncertain or beyond our control, including the value of our assets, ADSs and common shares and the amount and type of our income. In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments and other passive assets after our initial public offering, we may have been since our initial public offering, and may be in subsequent years, a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or our common shares, you could be subject to adverse U.S. federal income tax consequences as discussed below.

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

10.F.  Dividends and Paying Agents

See Item 8.A. “Consolidated Statements and Other Financial Information — Dividend Policy,” Item 10.B. “Articles of Incorporation — Dividends” and Item 12.D. “American Depositary Shares — Dividends and other distributions.”

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

As of December 31, 2006, we had Japanese Yen denominated accounts receivable of Won 138 million, which represented 6.08% of our total consolidated accounts receivable balance, and U.S. dollar denominated accounts receivable of Won 592 million, which represented 26.08% of our total consolidated accounts receivable balance. We also had Japanese Yen denominated accounts payable of Won 164 million, which represented 3.59% of our total consolidated accounts payable balance, and U.S. dollar denominated accounts payable of Won 287 million, which represented 6.31% of our total consolidated accounts payable balance. As these balances all have short maturities, exposure to foreign currency fluctuations on these balances is not significant. For example, a hypothetical 10% appreciation of the Won against the Japanese Yen, the U.S. dollar and the NT dollar, in the aggregate, would reduce our cash flows by Won 28 million.

In 2006, Won 30,809 million of our revenue was derived from currencies other than the Won: primarily the Japanese Yen, Won 16,913 million; the NT dollar, Won 4,092 million; the Thai Baht, Won 2,545 million; and the U.S. dollar, Won 2,868 million. A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Won in 2006 would have reduced our revenue by Won 2,642 million.

Since 2005, we have begun entering into derivatives arrangements to hedge against the risk of foreign currency fluctuation. As of May 31, 2007, we had no foreign currency forward contracts outstanding. We may in the future continue to enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risks, but we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Korean exchange control regulations that restrict our ability to convert the Won into U.S. dollars, Japanese Yen or the Euro under certain emergency circumstances.

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

Limitations on obligations and liability

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we or the depositary is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

•	are not liable if we or the depositary exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on behalf of holders of ADSs or on behalf of any other person; and

•	may rely upon any documents we or the depositary believes in good faith to be genuine and to have been signed or presented by the proper party.

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

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company, under the supervision and with the participation of the Company’s current management, including the Company’s Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”) (the CEO and the CFO, collectively, “the Certifying Officers”) in consultation with the Company’s accounting and other management team, conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2006. Based on this evaluation and as a result of the material weaknesses discussed below, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, the Company’s disclosure controls and procedures were not effective. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. Due to the material weakness described below, we performed additional analysis and other post-closing procedures to ensure that the Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles. Accordingly, management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management has evaluated the effectiveness of the Company’s internal control over financial reporting based upon criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements, as applicable, will not be prevented or detected. In connection with management’s evaluation of the Company’s internal control over financial reporting, the following material weaknesses have been identified as of December 31, 2006.

•	The company did not have effective controls over the reported revenues from our overseas licensees. Specifically, the company did not maintain effective controls over the completeness of revenue reported by overseas licensees.

•	Lack of controls related to financial application programs and data. The Company did not maintain effective controls over access to its financial application programs and data. Specifically, the Company has inadequate controls related to security access procedures related to the identification and monitoring of conflicting user roles.

•	Lack of sufficient complement of personnel. The Company did not maintain sufficient personnel with an appropriate level of accounting knowledge, experience and training in the selection, application and implementation of GAAP.

•	Lack of controls over the financial closing and reporting process. The Company did not maintain effective controls, including monitoring, over our financial closing and reporting process. This control deficiency could result in errors in performing consolidations and preparing US GAAP financial statements.

These material weaknesses described above could result in misstatements of the aforementioned financial statement accounts and disclosures that would result in a material misstatement to the Company’s annual consolidated financial statements that would not be prevented or detected.

Because of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over its financial reporting as of December 31, 2006 based on the Internal Control — Integrated Framework issued by the COSO.

This annual report does not include an audit report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to audit by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

Other than as described below in the section, Remediation of Material Weaknesses in Internal Control Over Financial Reporting, there have been no other changes in our internal control over financial reporting during the most recently completed fiscal quarter that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of Material Weaknesses in Internal Control Over Financial Reporting

The Company’s management is committed to addressing the material weaknesses identified above by implementing various remedial measures to the Company’s internal control over financial reporting. During the year ended December 31, 2006 and to the date of the filing of this annual report, our management, including the Certifying Officers and the Audit Committee, have executed a range of actions to address the material weaknesses in our internal control over financial reporting, including implementing the following measures:

•	Strengthening the control environment. We formed an internal audit team (i.e., Compliance Team) with clear internal audit and work plan objectives and created an internal control team (i.e., SOX Team) responsible for the continuous monitoring of SOX 404 implementation.

•	Implementing controls over the reported revenues from our overseas licensees. We have implemented controls addressing; segregating the duties of invoice issuance and payment receipt; we have renegotiated or terminated sales contracts with some partners and also sought new exclusive contracts with new partners. Further, we are considering implementing a new billing system to allow us to better monitor revenues reported by our overseas partners on a real time basis.

•	Retaining outside consulting firm. We retained the consulting services of a Korean affiliate of a major international accounting firm in August 2006 to enhance our internal control system and to develop an evaluation system to enable our management to evaluate the effectiveness of our internal control over financial reporting (as defined under Rules 13a-15(c) and 15d-15(c) under the Exchange Act) and to assist the Company in the preparation of its financial statement under US GAAP. The accounting firm has recommended various remedial measures and the Company along with our senior management and accounting team and SOX Team are in the process of implementing such recommendations.

•	Implementing controls over access to programs and data, computer operations and program changes for IT system including accounting and billing systems. Beginning 2007, we implemented a new enterprise resource program (or ERP) which when fully implemented will provide our senior management integrated and timely reporting of the Company’s financial results and help to minimize the ability to override established protocols. In addition, the goal of the ERP system will be to segregate duties of various persons and departments to help minimize unauthorized actions and to provide a check to ensure that any irregularities are detected and reported in a timely manner. Furthermore, we are trying to contract the maintenance service corresponding to the restriction to access and program change issues in IT general controls. Also, the Company believes that such a system will minimize errors which were more likely when the Company relied on end user computing.

•	Implementing controls over the financial closing and reporting process and competency issues in the Company’s subsidiaries. We are in the process of strengthening the monitoring function by the accounting and SOX teams through a continuous review of the design and operating effectiveness of all our key controls. We will also arrange finance and accounting training for all relevant personnel on a periodical basis and furnish them with adequate knowledge of US GAAP, SEC rules and disclosure requirements.

•	Implementing controls over opening and closing of bank accounts. We implemented a formal approval process for opening and closing of bank accounts. We also perform a daily review of bank activities and reconcile bank balances against our general ledger. Access to our bank account is restricted only to authorized personnel by maintaining appropriate job segregation.

•	Implemented controls over purchasing of fixed assets. We implemented segregation of duties over the requesting, purchasing and accounting for fixed assets. We also implemented a policy to review and monitor periodic physical counts of fixed assets.

We believe these steps will enable us to remediate the material weakness reported at December 31, 2006. As part of our 2007 assessment of internal control over financial reporting, our management will conduct sufficient testing and evaluation of the controls to be implemented as part of this remediation plan to ascertain that they operate effectively.

ITEM 16.

16.A.  Audit Committee Financial Expert

Our board of directors has determined that Mr. William Woojae Hahn, our outside director and the chairman of our Audit Committee, is an “audit committee financial expert,” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act. Mr. Hahn is an independent director as such term is defined under Section 301 of the Sarbanes-Oxley Act.

16.B.  Code of Ethics

Pursuant to the requirements of the Sarbanes-Oxley Act, we have previously adopted a Code of Ethics applicable to all our employees, including our chief executive officer, chief financial officer and all other directors and executive officers. We have recently adopted an amended Code of Ethics, applicable to all our directors and officers and employees, which was filed as Exhibit 11.1 to our annual report for the year ended December 31, 2005. The amendment was made to more clearly set forth the principles underlying the Code in order to assist our directors, officers and employees in connection with their adherence to the guideline for ethical behavior described in the Code.

16.C.  Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2006 for professional services rendered by our principal accountants Samil PricewaterhouseCoopers, the Korean member firm of PricewaterhouseCoopers, depending on the various types of services and a brief description of the nature of such services.

	Aggregate Fees
	Billed During
	the Year Ended
	December 31,
Type of Services	2005	2006	Nature of Services
	(In millions of Won)

Audit Fees	1,913	780	Audit service for Company and its subsidiaries, including restatement audit.
Audit-Related Fees	250	180	Accounting advisory service.
Tax Fees	25	3	Tax return and consulting advisory Service.

Total	2,188	963

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

Additionally, United States law and regulations in effect since May 6, 2003 permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Board of Directors or a designated member thereof and approved prior to the completion of the audit. In 2006, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services in each category that were subject to such a waiver was less than 5%.

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

(a) Financial Statements filed as part of this annual report

The following financial statements and related schedules, together with the reports of independent accountants thereon, are filed as part of this annual report:

(b) Exhibits filed as part of this annual report

1	.1*†††	Articles of Incorporation (English translation)
2	.1*	Form of Stock Certificate of Registrant’s common stock, par value Won 500 per share
2	.1**	Form of Deposit Agreement among Registrant, The Bank of New York, as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts, including the form of American depositary receipt**
4	.1*	Agreement on the Development of RAGNAROK Online, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English)
4	.2*	Agreement on the Exclusive License of Copyright Regarding Ragnarok Game Services, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English)
4	.3*	Cooperation Agreement on Ragnarok Game Services, dated May 31, 2002, between Myoung-Jin Lee and Registrant (translation in English)
4	.4*	Agreement on Factual Matters, dated November 19, 2002, between Myoung-Jin Lee and Registrant (translation in English)
4	.5*	Agreement on Ragnarok Game Services and Related Matters, dated January 22, 2003, between Myoung-Jin Lee and Registrant (translation in English)
4	.6*	Agreement, dated June 3, 2003, between Myoung-Jin Lee and Registrant (translation in English)
4	.7*	Agreement, dated October 27, 2004, between Myoung-Jin Lee and Registrant (translation in English)
4	.8*	Investment Agreement, dated February 19, 2002, between Sunny YNK Inc. and Registrant (translation in English)
4	.9*	Agreement, dated February 21, 2002, between Sunny YNK Inc. and Registrant (translation in English)
4	.10†	Share Purchase Agreement, dated May 3, 2005, between Mr. Moon Kyu Kim and Registrant (translation in English)
4	.11*	Ragnarok License and Distribution Agreement, dated July 24, 2002, between GungHo Online Entertainment, Inc. (formerly ONSALE Japan K.K.) (licensee in Japan) and Registrant

4	.12*	Amendment to Ragnarok License and Distribution Agreement, dated September 23, 2004, between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant
4	.13*	Ragnarok Exclusive License and Distribution Agreement, dated May 20, 2002, between Soft-World International Corporation (licensee in Taiwan and Hong Kong) and Registrant
4	.14*	Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 19, 2004, between Soft-World International Corporation (licensee in Taiwan and Hong Kong) and Registrant
4	.15*	Exclusive Ragnarok License and Distribution Agreement, dated October 21, 2002, among Soft-World International Corporation, Value Central Corporation (licensee in China) and Registrant
4	.16†	Fourth Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated May 18, 2005, among Soft-World International Corporation, Value Central Corporation (licensee in China) and Registrant
4	.17*	Ragnarok License and Distribution Agreement, dated June 13, 2002, between Asiasoft International Co., Ltd. (licensee in Thailand) and Registrant
4	.18*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 27, 2004, between Asiasoft International Co., Ltd. (licensee in Thailand) and Registrant
4	.19*	Exclusive Ragnarok License and Distribution Agreement, dated May 12, 2003, among Soft-World International Corporation, Value Central Corporation (licensee in Malaysia and Singapore) and Registrant
4	.20*	Exclusive Ragnarok License and Distribution Agreement, dated March 25, 2003, between Level Up! Inc. (licensee in the Philippines) and Registrant
4	.21†	Third Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated February 18, 2005, between Level Up! Inc. (licensee in the Philippines) and Registrant
4	.22*	Exclusive Ragnarok License and Distribution Agreement, dated April 2, 2004, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant
4	.23*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 29, 2004, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant
4	.24*	Exclusive Ragnarok Online License and Distribution Agreement, dated November 26, 2003, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant
4	.25*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated December 2, 2003, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant
4	.26*	Second Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated November 18, 2004, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant
4	.27†	Exclusive Ragnarok License and Distribution Agreement, dated July 16, 2004, between Ongamenet PTY Ltd. (licensee in Australia and New Zealand) and Registrant
4	.28†	Exclusive Ragnarok License and Distribution Agreement, dated August 15, 2004, between Level Up! Interactive SA (licensee in Brazil) and GRAVITY Co., Ltd.
4	.29*	Exclusive Ragnarok Software License Agreement, dated May 24, 2004, between Level Up Network India Pvt. Ltd. (licensee in India) and GRAVITY Co., Ltd.
4	.30*	Lease Agreement, dated August 1, 2004, between Jung Ryool Kim and Registrant (translation in English)
4	.31*	Equipment Sales Agreement, dated December 1, 2003, between GRAVITY Interactive LLC and Registrant
4	.32*	Service and Distribution of Earnings and Profit Agreement, dated April 1, 2003, between GRAVITY Interactive, LLC and Registrant
4	.33*	Loan Agreement, dated January 1, 2004, between GRAVITY Entertainment Corporation, formerly RO Production Ltd., and Registrant (translation in English)

4	.34*	Share (syusshi-mochiban) Assignment Agreement, dated October 25, 2004, between GungHo Online Entertainment, Inc. and Registrant
4	.35*	Joint Project Agreement for TV Animation “Ragnarok,” dated October 1, 2004, among GRAVITY Entertainment Corporation, formerly RO Production Ltd., GDH Co., Ltd., TV Tokyo Medianet Co., Ltd., Amuse Soft Entertainment Co., Ltd. and GNG Entertainment Inc (translation in English)
4	.36*	Ragnarok Sales Agency Agreement, dated April 10, 2002, between Sunny YNK Inc. and Registrant (translation in English)
4	.37††	Lease Agreement, dated October 19, 2005, between GRAVITY Co., Ltd. and Meritz Fire & Marine Insurance Co., Ltd.
4	.38††	Real Estate Sale Agreement, dated May 22, 2006, between GRAVITY Co., Ltd. and Yahoh Communication Ltd.
4	.39††	Global Publishing Agreement, dated November 7, 2005, between GRAVITY Co., Ltd. and Ndoors Corporation.
4	.40††	Global Publishing Agreement, dated November 15, 2005, between GRAVITY Co., Ltd. and Sonnori Co., Ltd.
4.41		Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated April 20, 2005 between Level Up! Inc. (licensee in Brazil) and GRAVITY Co., Ltd.
4.42		Fifth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 22, 2006 between Level Up! Inc. (licensee in the Philippines) and GRAVITY Co., Ltd.
4.43		Exclusive Ragnarok Online Software License Agreement dated April 9, 2006 between Game Flier (Malaysia) Sdn. Bhd. (licensee in Malaysia and Singapore) and GRAVITY Co., Ltd.
4.44		3rd Amendment to the Exclusive Ragnarok License and Distribution Agreement dated April 15, 2006 between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and GRAVITY Co., Ltd.
4.45		2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2006 between GungHo Online Entertainment, Inc. (licensee in Japan) and GRAVITY Co., Ltd.
4.46		Agreement on Changes of the Global Publishing Contract dated October 9, 2006 between Ndoors Corporation (developer of “Time N Tales”) and GRAVITY Co., Ltd.
4.47		Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated October 22, 2006 between Soft-World International Corporation (licensee in Taiwan) and GRAVITY Co., Ltd.
4.48		Agreement on Changes of the Lease Contract dated January 8, 2007 between Meritz Fire & Marine Insurance Co., Ltd. and GRAVITY Co., Ltd.
8.1		List of Registrant’s subsidiaries
11	.1††	Registrant’s Code of Ethics (amended)
12.1		CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2		CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1		CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2		CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-122159)

**	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-122160)

†	Previously filed as exhibits to our annual report on Form 20-F filed on June 30, 2005.

††	Previously filed as exhibits to our annual report on Form 20-F filed on June 30, 2006.

†††	Translated English version re-filed with this annual report to correct a translation error in Article 11, paragraph 4, 4th line in which it should state “...ten-hundredth (10/100)....”

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRAVITY CO., LTD.

By:	/s/ Il Young Ryu
Name: Il Young Ryu

Title:	Representative Director and Chief
Executive Officer

Date: June 29, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of
GRAVITY Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of GRAVITY Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2005 and 2006 and the results of their operations and their cash flows for the years ended December 31, 2004, 2005 and 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  Samil PricewaterhouseCoopers
Samil PricewaterhouseCoopers

Seoul, KOREA
June 27, 2007

GRAVITY Co., Ltd.

Consolidated Balance Sheets
December 31, 2005 and 2006

					(Note 3)
	2005		2006		2006
					(Unaudited)
	(In millions of Korean Won and in thousands of US dollar except share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	W	25,874	W	35,314	$37,972
Short-term financial instruments		59,900		45,835	49,285
Accounts receivable, net		4,784		2,163	2,326
Assets held for sale		8,099		—	—
Other current assets		10,771		4,891	5,259

Total current assets		109,428		88,203	94,842

Property and equipment		11,863		8,472	9,110
Leasehold and other deposits		3,402		2,719	2,924
Intangible assets		12,750		10,393	11,175
Goodwill		1,451		1,451	1,560
Investments		165		9,776	10,512
Other non-current assets		5,798		1,547	1,663

Total assets	W	144,857	W	122,561	$131,786

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	W	11,279	W	4,552	$4,895
Accrued litigation		—		4,648	4,998
Deferred income		5,233		6,046	6,501
Tax withholdings		1,198		174	187
Other current liabilities		1,738		772	830

Total current liabilities		19,448		16,192	17,411

Long-term deferred income		2,994		5,863	6,304
Accrued severance benefits		588		649	698
Deferred income tax liabilities		—		1,077	1,158
Other non-current liabilities		1,043		638	686

Total liabilities		24,073		24,419	26,257

Commitments and contingencies
Minority interest		22		29	31
Shareholders’ equity
Preferred shares, W500 par value, 2,000,000 shares authorized, and no shares issued and outstanding at December 31, 2005 and 2006, respectively		—		—	—
Common shares, W500 par value, 38,000,000 shares authorized, and 6,948,900 shares issued and outstanding as of December 31, 2005 and 2006, respectively		3,474		3,474	3,735
Additional paid-in capital		74,902		74,694	80,317
Retained earnings		42,587		20,322	21,851
Accumulated other comprehensive loss		(201)		(377)	(405)

Total shareholders’ equity		120,762		98,113	105,498

Total liabilities and shareholders’ equity	W	144,857	W	122,561	$131,786

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY Co., Ltd.

Consolidated Statements of Operations
Years Ended December 31, 2004, 2005 and 2006

							(Note 3)
	2004		2005		2006		2006
							(Unaudited)
	(In millions of Korean Won and in thousands of
	US dollar except share and per share data)

Revenue
Online games-subscription revenue	W	16,253	W	11,249	W	8,420	$9,054
Online games-royalties and license fees		45,101		37,375		26,123	28,089
Mobile games		376		1,664		3,840	4,129
Character merchandising, animation and other revenue		2,696		3,096		2,580	2,774

Total net revenue		64,426		53,384		40,963	44,046
Cost of revenue		10,116		16,038		17,746	19,082

Gross profit		54,310		37,346		23,217	24,964
Selling, general and administrative		13,660		30,795		27,555	29,629
Research and development		2,029		9,219		9,239	9,934
Litigation charges		—		—		4,648	4,998
Proceeds from the former chairman due to fraud		—		—		(4,947)	(5,319)
Gain on disposal of assets held for sale		—		—		(1,081)	(1,162)

Operating income (loss)		38,621		(2,668)		(12,197)	(13,116)
Other income (expenses)
Interest income		479		2,850		2,973	3,197
Interest expense		(4,732)		(2,158)		(95)	(102)
Foreign currency losses, net		(625)		(614)		(728)	(783)
Gain (loss) on foreign currency forward transaction		—		(853)		151	162
Others, net		(1)		(12)		(36)	(39)

Income (loss) before income tax expenses (benefit), minority interest and equity loss of joint venture		33,742		(3,455)		(9,932)	(10,681)
Income tax expenses (benefit)		5,406		(817)		12,069	12,977

Income (loss) before minority interest and equity in loss of related joint venture and partnership		28,336		(2,638)		(22,001)	(23,658)

Minority interest		(17)		(2)		7	8
Equity loss of joint venture and partnership		296		394		1,106	1,189
Income (loss) before cumulative effect of change in accounting principle		28,057		(3,030)		(23,114)	(24,855)
Cumulative effect of change in accounting principle, net of tax		—		—		849	913

Net income (loss)	W	28,057	W	(3,030)	W	(22,265)	$(23,942)

Earnings (losses) per share
Before cumulative effect of change in accounting principle	W	5,056	W	(445)	W	(3,326)	$(3.58)
Cumulative effect of change in accounting principle		—		—		122	0.13

Basic and diluted income per share	W	5,056	W	(445)	W	(3,204)	$(3.45)

Weighted average number of shares outstanding
Basic and diluted		5,548,900		6,803,147		6,948,900	6,948,900

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY Co., Ltd.

Consolidated Statements of Changes in Shareholders’ Equity
Years Ended December 31, 2004, 2005 and 2006

									Accumulated
	No. of			Additional					Other
	Common	Common		Paid-In		Retained			Comprehensive
	Shares	Shares		Capital		Earnings			Income (Loss)	Total
	(In millions of Korean Won and in thousands of US dollars, except number of shares)

Balance at January 1, 2004	5,548,900	W	2,774	W	2,132	W	17,560	W	(2)	W	22,464
Amortization of deferred stock compensation	—		—		49		—		—		49
Comprehensive income (loss) Unrealized gains on available-for-sale securities	—		—		—		—		(11)		(11)
Cumulative effect of foreign currency translation	—		—		—		—		(124)		(124)
Net income	—		—		—		28,057		—		28,057

Total comprehensive income											27,922

Balance at December 31, 2004	5,548,900		2,774		2,181		45,617		(137)		50,435
Issuance of common shares, net	1,400,000		700		71,137		—		—		71,837
Amortization of deferred stock compensation	—		—		1,584		—		—		1,584
Comprehensive income (loss) Unrealized gains on available-for-sale securities	—		—		—		—		3		3
Cumulative effect of foreign currency translation	—		—		—		—		(67)		(67)
Net loss	—		—		—		(3,030)		—		(3,030)

Total comprehensive loss											(3,094)

Balance at December 31, 2005	6,948,900		3,474		74,902		42,587		(201)		120,762
Accounting change from stock based compensation	—		—		(849)		—		—		(849)
Amortization of deferred stock compensation	—		—		641		—		—		641
Comprehensive income (loss) Unrealized gains on available-for-sale securities	—		—		—		—		(1)		(1)
Cumulative effect of foreign currency translation	—		—		—		—		(175)		(175)
Net loss	—		—		—		(22,265)		—		(22,265)

Total comprehensive loss											(22,441)

Balance at December 31, 2006	6,948,900	W	3,474	W	74,694	W	20,322	W	(377)	W	98,113

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY Co., Ltd.

Consolidated Statements of Changes in Shareholders’ Equity
Years Ended December 31, 2004, 2005 and 2006

					Accumulated
	No. of		Additional		Other
(Note 3)	Common	Common	Paid-In	Retained	Comprehensive
(Unaudited)	Shares	Shares	Capital	Earnings	Income (Loss)	Total
	(In millions of Korean Won and in thousands of US dollars, except number of shares)

Balance at December 31, 2005	6,948,900	$3,735	$80,540	$45,793	$(216)	$129,852
Accounting change from stock based compensation	—	—	(913)	—	—	(913)
Amortization of deferred stock compensation	—	—	690	—	—	690
Comprehensive income (loss) Unrealized gains on available-for-sale securities	—	—	—	—	(1)	(1)
Cumulative effect of foreign currency translation	—	—	—	—	(188)	(188)
Net income	—	—	—	(23,942)	—	(23,942)

Total comprehensive loss						(24,131)

Balance at December 31, 2006	6,948,900	$3,735	$80,317	$21,851	$(405)	$105,498

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY Co., Ltd.

Consolidated Statements of Cash Flows
Years Ended December 31, 2004, 2005 and 2006

							(Note 3)
	2004		2005		2006		2006
							(Unaudited)
	(In millions of Korean Won and in thousands of
	US dollars)

Cash flows from operating activities
Net income (loss)	W	28,057	W	(3,030)	W	(22,265)	$(23,942)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization		3,217		5,370		7,457	8,018
Loss in impairment of intangible asset		—		1,547		1,125	1,210
Loss on impairment of property and equipment		—		21		788	847
Gain on disposal of assets held for sale		—		—		(1,081)	(1,162)
Provision for accrued severance benefits		913		1,464		208	224
Cumulative effect of accounting change		—		—		(849)	(913)
Stock compensation expense		49		1,584		641	690
Equity loss of related joint venture		296		394		1,106	1,189
Deferred income taxes		(1,155)		(6,232)		8,366	8,996
Other		15		366		77	83
Changes in operating assets and liabilities
Accounts receivable		(498)		3,035		2,538	2,729
Deferred expense		(1,465)		2,592		—	—
Dividends		—		401		30	32
Misappropriated funds receivable		(28)		7,482		—	—
Other assets		(973)		(2,231)		1,161	1,249
Accounts payable		1,221		7,349		(6,811)	(7,324)
Accrued litigation liabilities		—		—		4,648	4,998
Deferred income		3,339		867		3,386	3,641
Accrued interest		(417)		(318)		—	—
Income tax payable		63		(619)		(305)	(328)
Long-term accounts payable		4		(928)		—	—
Payment of severance benefits		(144)		(2,288)		(147)	(159)
Other current liabilities		148		1,102		(903)	(970)

Net cash provided by (used in) operating activities		32,642		17,928		(830)	(892)

Cash flows from investing activities
Decrease (increase) in short-term financial instruments		(7,300)		(50,969)		14,118	15,181
Decrease (increase) of available-for-sale and other investments, net		151		500		(8,640)	(9,291)
Purchase of equity investments		(1,243)		—		(1,245)	(1,339)
Purchase of property and equipment		(12,324)		(8,459)		(2,858)	(3,073)
Disposal of property and equipment		22		78		9,559	10,278
Cash paid for acquisition of subsidiaries, net of cash acquired		—		(9,193)		—	—
Purchase of intangible asset		(35)		(6,134)		—	—
Payment of leasehold deposits		(279)		(5,089)		(72)	(77)
Proceeds from leasehold deposits		2,000		212		235	253
Others, net		1		8		(66)	(71)

Net cash provided by (used in) investing activities		(19,007)		(79,046)		11,031	11,861

Cash flows from financing activities
Issuance of common stock, net		—		71,837		—	—
Repayment of capital lease liabilities		(104)		—		—	—
Proceeds from borrowings		—		39		11	12
Repayment of long-term debt		(2,527)		(1,150)		—	—
Repayment of borrowings		(4)		(139)		(772)	(830)

Net cash provided by (used in) financing activities		(2,635)		70,587		(761)	(818)

Net increase in cash and cash equivalents		11,000		9,469		9,440	10,151
Cash and cash equivalents
Beginning of year		5,405		16,405		25,874	27,821

End of the year	W	16,405	W	25,874	W	35,314	$37,972

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements
December 31, 2005 and 2006

1.	Description of Business

GRAVITY Co., Ltd. (“GRAVITY” or “the Company”) was incorporated on April 4, 2000, to engage in developing and distributing online games and other related businesses principally in the Republic of Korea and other countries in Asia, America and Europe. GRAVITY’s principal product, “Ragnarok”, a multi-player online role playing game was commercially launched in August 2002.

GRAVITY founded GRAVITY Interactive, Inc (“Interactive”), a wholly owned US-based subsidiary and acquired 100% of the voting shares of GRAVITY Entertainment Corp., a Japanese subsidiary. In 2005, the Company acquired 88.15% of the voting shares of TriggerSoft Corp., a game developer of the “R.O.S.E. Online” serviced by GRAVITY and 96.11% of the voting shares of NEOCYON, Inc.

In 2006, GRAVITY founded GRAVITY EU SASU, a wholly owned Europe-based subsidiary.

On February 8, 2005, in its initial public offering, GRAVITY registered 8,000,000 shares of American Depository Shares (“ADS”) on the NASDAQ Global Market in the United Stated of America. Of the total shares registered, the Company sold 5,600,000 shares of ADSs, and the existing shareholders sold 2,400,000 shares of ADSs. The total cash proceeds to GRAVITY after the issuance cost was W71,837 million. Four ADSs are equivalent to one common share.

On August 30, 2005, EZER, Inc. (“EZER”) acquired 52.39% ownership of GRAVITY from Mr. Jung-Ryool Kim, the former Chairman, and four other shareholders through a stock purchase agreement.

In connection with this acquisition, EZER entered into an investment fund agreement, or “Tokumei Kumiai Agreement” (“TK Agreement”) with Techno Groove, Co., Ltd. (“Techno Groove”). The acquisition by EZER of 52.39% ownership of GRAVITY was made through Asian Star Fund (“Asian Star”) which is an investment fund for which EZER is the management company. EZER exercises all exclusive rights with respect to ownership and voting related to EZER’s 52.39% ownership in GRAVITY. The funds used by Asian Star to acquire EZER’s shareholding in GRAVITY were provided to Asian Star by Techno Groove, a subsidiary of Asian Groove, Inc. (“Asian Groove”) and the sole investor in Asian Star. Asian Groove is an affiliate of GungHo Online Entertainment, Inc. (“GungHo”), a licensee of the Company’s online game, Ragnarok and from whom the Company has purchased the rights to an online game, “Emil Chronicle Online” (see Notes 2 and 10).

GRAVITY conducts its business within one industry segment — the business of developing and distributing online game, software and other related services.

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

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

Principles of consolidation

The accompanying consolidated financial statements include the accounts of GRAVITY and the following subsidiaries (collectively referred to as “the Company”). All significant intercompany balances and transactions have been eliminated in the consolidation.

		Year of
	Year of	Obtaining	Percentage of
Subsidiary	Establishment	Control	Ownership (%)

GRAVITY Interactive, Inc.	2003	2003	100.00
GRAVITY Entertainment Corp.	2003	2004	100.00
TriggerSoft Corp.	1997	2005	88.15
NEOCYON, Inc.	2000	2005	96.11
Gravity CIS, Inc.(*)	2005	2005	100.00
Gravity EU SASU(**)	2006	2006	100.00
Cybermedia International, Inc.(***)	2005	2005	100.00

*	Formerly known as Mados, Inc.

**	Gravity EU SASU was incorporated in France to provide online game distribution services in Europe.

***	Cybermedia International, Inc. was a subsidiary of NEOCYON, Inc. and was liquidated in January 2007.

Investments in entities where the Company holds more than 20% but less than 50% ownership interest or over which the Company has significant management control are accounted for using the equity method of accounting and our share of the investee’s operations is included in equity method investee. The Company follows the equity method of accounting for investment in its joint venture of Animation Production Committee.

Investments in limited partnerships are accounted for using the equity method in accordance with EITF D-46, Accounting for Limited Partnership Investments, which requires the use of the equity method unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies”. The Company recorded its initial investments at cost and recorded its pro rata share of the earnings or losses in the results of operations of the joint venture and partnership.

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

Risks and Uncertainties

The industry in which the Company operates is subject to a number of industry-specific risks, including, but not limited to, rapidly changing technologies, significant numbers of new competitive entrants, dependence on key individuals, competition from similar products from larger companies, customer preferences, the need for the continued successful development, marketing, and selling of its products and services, and the need for positive cash flows from operations. The Company depends on one key product, “Ragnarok,” for most of its revenues.

During the years ended December 31, 2004, 2005 and 2006, the Company generated 94%, 91% and 89% of its revenues from countries in Asia, respectively. Any economic downturn or crisis in Asia would have a significant negative impact on the Company.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes licensees representing 10% or more of the total accounts receivable at December 31, 2005 and 2006, and total revenues for the years ended December 31, 2004, 2005 and 2006, respectively:

		2004	2005		2006
			Accounts		Accounts
Country	Licensee	Revenues	Receivable	Revenues	Receivable	Revenues

Japan	GungHo(*)	29%	28%	31%	4%	38%
Taiwan and Hong Kong	Soft-world	23%	9%	20%	6%	10%
	International Corporation
Korea	YNK Korea, Inc.	20%	—	9%	—	—

(*)	At December 31, 2006, Asian Groove owns directly and indirectly 21.01% of the common stock of GungHo and exercises significant influence. The Company’s accounts receivable relating to GungHo was W1,343 million and W86 million as of December 31, 2005 and 2006, respectively.

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

In February and April 2002, the Company entered into agreements with YNK Korea, Inc. (“YNK Korea”) pursuant to which the Company granted it the exclusive right to distribute Ragnarok in Korea for a contractual period of three years from the date Ragnarok was first commercialized. The Company acts as the primary obligor with the end-user, and in the majority of situations the end-user is not aware of the existence of YNK Korea. The game is marketed and branded by the Company, and it takes full responsibility for any customer complaints, support and is responsible fixing any bugs that are identified. The Company develops content and maintains legal ownership of the copyrights to the games. It hosts the delivery of the games on its servers and can refuse end-users from participating in game play. The Company has the right to stop providing services to support the game at any time. In accordance with Emerging Issues Task Force (“EITF”) No. 99-19, Reporting Revenue Gross versus Net, the Company presents the entire revenue derived from the YNK Korea license arrangement in its statement of operations.

The related agreements with YNK Korea expired in July 2005.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments with an original maturity date of three months or less.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

Short-term financial instruments

Short-term financial instruments include time deposits, with maturities greater than three months but less than a year.

Available-for-sale investments

Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of comprehensive income in shareholders’ equity.

Equity securities in non-public companies

Equity securities in non-public companies are carried at cost as fair value is not readily determinable. If the value of a non-public equity investment is estimated to have declined and such decline is judged to be other than temporary, the Company recognizes the impairment of the investment and the carrying value is reduced to its fair value.

Determination of impairment is based on the consideration of such factors as operating results, business plans and estimated future cash flows. Fair value is determined through the use of such methodologies as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

Allowance for doubtful accounts

The Company maintains allowances for doubtful accounts receivable based upon the following information: an aging analysis of its accounts receivable balances, historical bad debt rates, repayment patterns and creditworthiness of its customers, and industry trend analysis.

The payment gateway providers are responsible for remitting to the Company the full subscription revenues generated in Korea after deducting their fixed service fees and charges, which range from approximately 8% to 15% and risk of loss or delinquencies are borne by such payment gateway providers.

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

Capitalized software development costs net of accumulated amortization at December 31, 2005 and 2006 was W6,369 million and W6,181 million, respectively, which is included in intangible assets of the accompanying consolidated balance sheets. Amortization expense for fiscal years ended December 31, 2004, 2005 and 2006 was W199 million, W253 million and W217 million respectively.

The Company evaluates the recoverability of capitalized software development costs on a product-by-product basis. The recoverability of capitalized software development costs is evaluated based on the expected performance of the specific products for which the costs relate. Criteria used to evaluate expected product performance include: historical performance of comparable products using comparable technology. orders for the product prior to its release and estimated performance of a sequel product based on the performance of the product on which the sequel is based. Capitalized costs for those products that are cancelled are expensed in the period of cancellation. In addition, impairment loss shall be recorded when management’s forecast for a particular game indicates that unamortized capitalized costs exceed the net realizable value of that asset. Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established, as well as in the ongoing assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional development costs to be incurred. If revised forecasted or actual product sales are less than and/or revised forecasted or actual costs are greater than the original forecasted amounts utilized in the initial recoverability analysis, the actual impairment charge may be larger than originally estimated in any given period.

The Company recognized an impairment loss of W1,102 million in 2006 and no impairment loss was recorded for the years ended December 31, 2004 and 2005.

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

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

Definite-lived other Intangible assets

Definite-lived intangible assets are amortized over their estimated useful life according to the nature and characteristics of each intangible asset. The Company continually evaluates the reasonableness of the useful lives of these assets. Definite-lived intangible assets that are subject to amortization shall be reviewed for impairment in accordance with under SFAS No. 144, Accounting for the impairment or Disposal of Long-Lived Assets.

Advertising

The Company expenses advertising costs as incurred.  Advertising expense was approximately W4,614 million, W6,273 million and W3,744 million for the years ended December 31, 2004, 2005 and 2006, respectively. Pursuant to the terms of the agreement with YNK Korea, once the cumulative royalty payments to YNK Korea reached W7 billion, it was required to use 15% of future royalty payments, paid by the Company, to fund additional marketing of Ragnarok Online. In March 2003, cumulative royalty payments to YNK Korea reached W7 billion. After January 1, 2004, these marketing activities were performed by the Company and therefore, YNK Korea reimbursed the Company for these costs in compliance with the agreed terms, which was credited to advertising expenses within selling, general and administrative expenses in the accompanying consolidated statement of operations. The agreement expired on July 31, 2005.

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

Foreign currency transactions

Net gains and losses resulting from foreign exchanges transactions are included in foreign currency gains (losses) in the consolidated statement of operations.

Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred taxes are

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

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

The Company entered into foreign currency forward contracts with various financial institutions in 2005 and 2006, and there are no outstanding derivative contracts as of December 31, 2005 and 2006. The Company settled the contracts at the terminal dates and recognized transaction gains of W1,033 million and W156 million and transaction losses of W1,886 million and W5 million for the years ended December 31, 2005 and 2006, respectively.

Accounting for Stock-Based Compensation

The Company adopted SFAS No. 123(R), Share-Based Payment using the modified prospective method, which requires the application of the accounting standard as of January 1, 2006. The Company’s consolidated financial statements as of and for the year ended December 31, 2006 reflect the impact of adopting SFAS No. 123(R). Under the modified prospective method, compensation expense recognized includes the estimated expense for stock options granted on and subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R), and the estimated expense for the portion vesting in the period for options granted prior to, but not vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123. In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

The Company uses a Black-Scholes model to determine the fair value of equity-based awards at the date of grant. Compensation cost for stock option grants is measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period. As stock-based compensation expense recognized in the consolidated statement of operations for the year ended December 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. The Company estimates forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For the periods prior to 2006, the Company accounted for forfeitures as they occurred under SFAS No. 123 (see Note 12).

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

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

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS No. 133 and SFAS No. 140. SFAS No. 155 amends SFAS No. 133 to narrow the scope of exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS No. 155 also amends SFAS No. 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instrument. The adoption of this accounting pronouncement is not expected to have a material effect on the Company’s consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets. SFAS No. 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a certain servicing contract and all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. An entity should adopt SFAS No. 156 as of the beginning of its first fiscal year that begins after September 15, 2006, with earlier adoption is permitted. The Company does not expect the adoption of SFAS No. 156 to have a material impact on its consolidated financial statements.

In June 2006, the FASB ratified the consensus reached on Emerging Issues Task Force (“EITF”) Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation). EITF 06-3 requires disclosure of an entity’s accounting policy regarding the presentation of taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer including sales, use, value added and some excise taxes. Under a final consensus on ETIF 06-3, the disclosure would be required in annual financial period beginning after December 15, 2006. The Company believes the adoption of EITF 06-3 will not have a material impact on its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. The provisions of FIN 48 will be effective for the Company on January 1, 2007, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

entity transacts. SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Fair value measurements would be separately disclosed by level within the fair value hierarchy. The provisions of SFAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to have a material impact on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108 Considering the Effects of Prior Year Misstatements when Quantifying the Misstatements in Current Year Financial Statements that expresses the staff’s views regarding the process of quantifying financial statement misstatements. This bulletin is effective for any interim period of the first fiscal year ending after November 15, 2006. SAB No. 108 requires that companies utilize a “dual approach” to assess the quantitative effects of financial statement misstatements. The dual approach includes both an income statement focus and balance sheet focus assessment. The adoption of this bulletin did not have any effect on its consolidated financial statements.

In October 2006, the FASB issued FASB Staff Position (“FSP”) Financial Accounting Standard (“FAS”)123(R)-6, Technical Corrections of FASB Statement No. 123(R), which amends various provisions of SFAS No. 123(R). FSP No. FAS 123(R)-6 (1) exempts nonpublic entities from disclosing the aggregate intrinsic value of outstanding fully vested share options (or share units) and share options expected to vest, (2) revises the computation of the minimum compensation cost that must be recognized to comply with paragraph 42 of SFAS No. 123(R), (3) amends paragraph A170 of Illustration 13(e) to indicate that at the date that the illustrative awards were no longer probable of vesting, any previously recognized compensation cost should have been reversed, and (4) amends the definition of “short-term inducement” to exclude an offer to settle an award. The provisions of FSP No. FAS 123(R)-6 are required to be applied in the first reporting period beginning after October 20, 2006. Retrospective application is required if an entity had been applying SFAS No. 123(R) inconsistent with the guidance in FSP No. FAS 123(R)-6. The Company does not expect the adoption of FSP No. FAS 123(R)-6 to have a material impact on its consolidated financial statements.

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits an entity to measure certain financial assets and financial liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under SFAS No. 159, entities that elect the fair value option (by instrument) will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. This Statement is effective for fiscal years beginning after November 15, 2007. The Company has not assessed the impact of this new standard.

Reclassifications

Certain amounts in the 2004 and 2005 financial statements have been reclassified to conform to 2006 presentation.

3.	Convenience Translation into United States Dollar Amounts

The Company reports its consolidated financial statements in the Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 930.0 Korean Won to one US dollar, which is the noon buying rate of the US Federal Reserve Bank of New York in effect on December 31, 2006. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be,

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

converted into, US dollars at that or any other rate. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles either in Korea or the United States of America.

4.	Allowance for Accounts receivable

Changes in the allowance for accounts receivable for the years ended December 31, 2004, 2005 and 2006 are as follows:

	2004		2005		2006
	(In millions of Korean Won)

Balance at beginning of year	W	242	W	—	W	31
Provision for allowances		—		31		77
Write-offs		242		—		—

Balance at end of year	W	—	W	31	W	108

5.	Investments

In April 2004, the Company’s subsidiary, GRAVITY Entertainment Corp., invested ¥123 million for a 30% interest in “Animation Production Committee”, a joint venture, which was incorporated in Japan to produce animation of Ragnarok Online. The investment was accounted for under the equity method of accounting. In 2006, the Company discontinued applying equity method as the investment was reduced to zero.

In December 2005 and October 2006, the Company invested ¥100 million and ¥150 million, respectively, for a 14.49% interest in “Online Game Revolution Fund NO. 1”, a limited partnership, which was established in Japan. The investment accounted for under the equity method of accounting in accordance with EITF D-46, Accounting for Limited Partnership Investment.

In May 2006, the Company invested US$9 million in acquiring Series D preferred shares of Perpetual Entertainment Inc. The investment is accounted for using the cost method.

6.	Acquisitions

(1)	Acquisition of TriggerSoft Corp.

In April and May 2005, the Company acquired an aggregate of 88.15% of the voting common shares of TriggerSoft Corp. (the “TriggerSoft”) for a purchase price of W1,627 million in cash. TriggerSoft is a game developer of “R.O.S.E. Online,” serviced by the Company. The primary reason for the acquisition was to be actively involved in the updates and improvements of the game. The acquisition was accounted for as a purchase and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. TriggerSoft’s results of operations are included in the Company’s consolidated statement of operations from the date of acquisition. The excess amount of the purchase price over the fair market value of the net assets acquired was accounted for as residual goodwill.

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

The Company, with the assistance of independent valuation experts, determined the fair values of assets acquired and liabilities assumed and performed an allocation of the total purchase price of W1,627 million to the net assets acquired. The intangible asset of R.O.S.E. Online of W1,979 million is being amortized on a straight- line basis over a useful life of three years. Amortization expense for the year ended December 31, 2005 was W440 million.

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

In November and December 2005, the Company acquired an aggregate of 96.11% of the voting common share of NEOCYON, Inc. (the “NEOCYON”) for a purchase price of W7,716 million in cash. NEOCYON is the Mobile Internet Service Provider (MISP) engaged in the facilitation of content download for Club Cyon and WOW LG.

The acquisition was accounted for as a purchase and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. NEOCYON’s results of operations are included in the Company’s consolidated statement of operations from the date of acquisition. The primary reason for the acquisition was to leverage from NEOCYON’s knowledge in MISP business and become a leading global MISP provider. The excess amount of the purchase price over the fair market value of the net assets acquired was accounted for as residual goodwill.

The estimated fair value of assets acquired and liabilities assumed on the acquisition dates were:

	(In millions of
	Korean Won)

Current assets	W	970
Non-current assets		263
Property and equipment		1,343
Intangible assets		6,526
Goodwill		1,451

Current liabilities		861
Deferred tax liabilities		907
Non-current liabilities	W	1,069

Net assets aquired	W	7,716

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

The Company, with the assistance of independent valuation experts, determined the fair values of assets acquired and liabilities assumed and performed an allocation of the total purchase price of W7,716 million to the net assets acquired.

Of the W6,526 million of acquired intangible assets, W5,600 million and W926 million were assigned to the value of content download business and the “Ragnarok” publishing rights in Russia, respectively. The Company recorded amortization expense of W247 million and W2,175 million for the acquired intangible assets in 2005 and 2006, respectively, using straight-line method and useful life of three years, in selling, general and administrative expense.

7.	Property and Equipment, Net

Property and equipment as of December 31, 2005 and 2006 consist of the following:

	2005		2006
	(In millions of Korean Won)

Land	W	260	W	260
Building		881		881
Computer and equipment		10,569		10,452
Furniture and fixtures		1,828		1,402
Vehicles		406		362
Leasehold improvements		425		510
Software externally-purchased		5,663		6,484

		20,032		20,351
Less: accumulated depreciation		8,169		11,879

	W	11,863	W	8,472

Depreciation expenses for the years ended December 31, 2004, 2005 and 2006, were W2,989 million, W4,388 million and W5,002 million, respectively.

As of December 31, 2005 and 2006, some of the Company’s land and buildings have been collateralized up to W820 million in connections with long-term debt.

The Company recognized an impairment loss of W21 million and W788 million for property and equipment in 2005 and 2006, respectively.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

8.	Intangible Assets

Intangible assets as of December 31, 2005 and 2006 consist of the following:

	At December 31, 2005						At December 31, 2006
	Gross				Net		Gross				Net
	Carrying		Accumulated		Carrying		Carrying		Accumulated		Carrying
	Amount		Amortization		Amount		Amount		Amortization		Amount

Capitalized software development cost	W	6,518	W	(149)	W	6,369	W	6,181	W	—	W	6,181
Acquired intangible asset		6,526		(247)		6,279		6,526		(2,422)		4,104
Trademarks		96		(18)		78		164		(56)		108
Others		78		(54)		24		78		(78)		—

Total	W	13,218	W	(468)	W	12,750	W	12,949	W	(2,556)	W	10,393

All of the Company’s intangible assets are subject to amortization. No significant residual value is estimated for the intangible assets. Aggregate amortization expense for intangible assets for the years ended December 31, 2004, 2005 and 2006 was W228 million, W982 million and W2,455 million, respectively.

Expected amortization expense related to current net carrying amount of intangible assets as follows:

	(In millions of
Year	Korean Won)

2007	W	3,242
2008		4,025
2009		2,096
2010		1,030

	W	10,393

9.	Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2004, 2005 and 2006 are as follows:

	2004		2005		2006
	(In millions of Korean Won)

Balance at beginning of year	W	413	W	1,182	W	588
Increase due to acquisition of subsidiaries		—		230		—
Provisions for severance benefits		913		1,464		208
Severance payments		(144)		(2,288)		(147)

	W	1,182	W	588	W	649
Less: amounts placed on deposit with insurance Company		(222)		—		—

Balance at end of year	W	960	W	588	W	649

On December 26, 2005, GRAVITY introduced a defined contribution pension plan (“Plan”) in accordance with the Employee Benefit Security Act of Korea and entered into a nonparticipating defined contribution insurance contract with a life insurance company. The Company’s contribution to the Plan was W1,427 million and W1,289 million in 2005 and 2006, respectively. As of December 31, 2006, some of GRAVITY’s subsidiaries did not introduce this Plan.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

10.	Commitments and Contingencies

Commitments

The Company has contracts for the exclusive right of “Ragnarok Online II” game distribution and sales with Gungho Online Entertainment, Inc. (“GungHo”) in Japan, AsiaSoft Corporation Co., Ltd. in Thailand and Gamania Digital Entertainment Co., Ltd. in Taiwan.

In June 2005, the Company entered into a publishing agreement to acquire exclusive distribution right of the casual online game portal site, “STYLIA,” which was under development by Sonnori Co., Ltd., and paid W2,000 million out of the total contract price of W3,000 million, and recorded it as research and development expenses. In 2006, the Company paid W500 million and capitalized as development cost when Sonnori Co, Ltd. developed STYLIA. However, the realizable value of development cost fell lower than its carrying value due to a significant decrease in the market value, and impairment loss was recognized up to the full amounts of W500 million.

In November 2005, the Company entered into a publishing agreement to acquire an exclusive distribution right of the online game, “Time N Tales,” which was under development by Ndoors Corp., and paid W600 million out of the total contract price of W2,000 million, and recorded it as research and development expenses. In 2006, the Company paid W300 million and capitalized as development cost when Ndoors Corp. developed Time N Tales. However, the realizable value of development cost fell lower than its carrying value due to a significant decrease in market value, and impairment loss was recognized up to the full amount of W300 million.

In December 2005, the Company purchased an online game “Emil Chronicle Online” developed by GungHo. The costs related to the acquisition of “Emil Chronicle Online” were recorded as development costs amounting to W6,073 million. In addition, the Company entered into an agreement to acquire an exclusive distribution right to such game.

In November 2006, the Company entered into an agreement with Infocomm Asia Holding Pte Ltd (“IAH”), a company located in Singapore, to service, use, promote, distribute and market Emil Chronicle Online in Singapore, Malaysia, Brunei, Thailand, Philippines, Indonesia, Vietnam, Australia and New Zealand.

In December 2005, the Company entered into an agreement to invest ¥1,000 million in “Online Game Revolution Fund NO. 1.” Of the total contract amounts, the Company invested ¥100 million and ¥150 million in 2005 and 2006, respectively. (see Note 5)

NEOCYON has general borrowing facilities with a limit of W949 million. As of December 31, 2006, NEOCYON had an outstanding balance of borrowing amounting to W683 million.

The Company leases certain properties. The Company’s operating leases consist of various property leases expiring in 2008. Rental expenses incurred under these operating leases were approximately W956 million, W1,275 million and W3,483 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Future minimum lease payments for the leases as of December 31, 2006, are as follows:

	2007		2008
	(In millions of Korean Won)

Operating lease	W	3,306	W	12

Litigation

In May 2005, the initial purchasers and shareholders of the ADSs filed a number of class action complaints for violation of the United States federal securities law in the United States District Court for the Southern District of New York, which were consolidated by an order of the Court entered on December 12, 2005. The complaints identify the Company and certain of its former individual directors and officers as defendants, and claim that the

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

Company’s registration statement on Form F-1 and the prospectus which constitutes a part of the registration statement used in connection with its initial public offering contained material misstatements. On October 17, 2006, the Company and certain other Defendants filed a motion to dismiss the claims. However, briefing on the motion was suspended in anticipation of an effort to first mediate the dispute amicably in good faith. Pursuant to a mediation session held in New York on April 25, 2007, the Company, one other defendant and the plaintiffs agreed in principle to settle the class action litigation for $10 million. The Company’s share of the settlement is anticipated to be $5 million (W 4,648 million). Upon completion of this settlement, the Company, its current and former directors and officers as well as other third parties will be released from liability for the claims asserted by the class. Costs associated with administering the settlement, including the plaintiffs’ attorneys’ fees and expenses will be paid out of the $10 million settlement amount before distributions are made to the class members. Regarding the class action litigation matters described above, the Company made an accrual of $5 million (W4,648 million) in accordance with SFAS No. 5.

As of December 31, 2006, the Company was a defendant in four other lawsuits claiming an aggregate amount of approximately W 2,067 million. The Company believes these lawsuits are normal in the course of operations, and while the results of such litigation matters and claims cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse impact on its financial position or results of operations.

11.	Shareholders’ equity

As of December 31, 2006, GRAVITY is authorized to issue a total of 40 million shares with a par value of W500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of this authorized amount, GRAVITY is authorized to issue up to 2 million non-voting preferred shares. Under the articles of incorporation, holders of non-voting preferred shares are entitled to receive dividends of not less than 1% and up to 15% of the par value of such shares, the exact rate to be determined by GRAVITY’s board of directors at the time of issuance, provided that the holders of preferred shares are entitled to receive dividend at a rate not lower than that determined for holders of common shares. GRAVITY does not have any non-voting preferred shares outstanding.

As of December 31, 2006, the Company had a total of 6,948,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are registered.

12.	Stock purchase option plan

On December 24, 2004, the Company’s shareholders approved the stock purchase option plan (the “Plan”). The Plan provides incentive stock options to officers and employees. On December 24, 2004, the Company granted certain officers, some senior employees and employees options to purchase 50,000 and 221,000 shares of the Company’s common stock at an exercise price of W80,000 and W70,000 per share, respectively. The fair value of the options at the date of the grant is estimated using the Black-Scholes option pricing model. In accordance with the Plan, all of the options granted in 2004 vest over a five year period, with 25% vesting after two years of continued employment, 25% vesting after three years of continued employment, 25% vesting after four years of continued employment, and the remaining 25% vesting after five years from the grant date. The options that have vested for each period must be exercised within one year from the vesting date, and options that have not been exercised during the each period shall be deemed to be terminated.

On February 8, 2005, in accordance with the terms of the stock options granted, the exercise prices for the outstanding options were adjusted to the IPO price (W55,431) for officers and some senior employees and to the

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

IPO price minus W10,000 for employees. This repricing created a new measurement date for the Company’s stock compensation expenses.

A summary of option activity under the Plan as of December 31, 2006, and changes during the years then ended is as follows:

		Weighted		Weighted
		Average		Average
	Number of	Exercise Price		Remaining
	Stock Options	per Share		Contractual Life
				(years)

Stock options outstanding as of December 31, 2004	271,000	W	71,845
Options granted	—		—
Options exercised	—		—
Options forfeited	73,600		48,828

December 31, 2005	197,400	W	46,697

Options granted	—		—
Options exercised	—		—
Options forfeited	74,730		47,572

Stock options outstanding as of December 31, 2006	122,670	W	46,165	2.48

Vested and expected to vest as of December 31, 2006	83,207	W	46,513	2.13
Exercisable as of December 31, 2006	30,668	W	54,697	0.98

The total compensation expense relating to the grant of stock options is recognized over the five year vesting period using the FIN 28, graded attribution model. For the years ended December 31, 2004, 2005 and 2006, the Company recognized W49 million, W1,584 million and W641 million, respectively, in stock compensation expense for the shares granted.

The adoption of SFAS 123(R) resulted in a cumulative benefit from accounting change of W849 million, which reflects the net cumulative impact of estimated future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted under SFAS 123.

Stock compensation expenses are included in selling, general and administrative expenses, research and development expenses, and cost of revenue in the consolidated statements of operations. There is no intrinsic value of options outstanding and exercisable as of December 31, 2006 as exercise price is higher than the market price. There were no exercised options since granted.

As of December 31, 2006, there was W697 million of total unrecognized compensation cost, before income taxes, related to nonvested stock options, that is expected to be recognized over a weighted-average period of 2.06 years. The total fair value of shares vested during the year ended December 31, 2006 is W597 million.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

The fair value of each option was estimated, at the date of grant and repricing date, using the Black-Scholes option pricing model, with the following weighted average assumptions:

	Grant Date		Repricing Date

Valuation assumptions:
Expected dividend yield		0%		0%
Risk-free interest rate		3.50%		3.54%
Expected volatility		53%		53%
Expected term		4		3.9
Fair value of stock	W	55,431	W	55,431

The fair value of the stock at the date of grant was based on the initial public offering price of the Company’s American Depositary Shares on the NASDAQ Global Market on February 8, 2005, adjusted for the ratio of common stock to ADSs.

The following table summarizes information about stock options outstanding as of December 31, 2006:

Options Outstanding			Options Exercisable
		Weighted Average		Weighted Average
		Remaining		Remaining
	Number of	Contractual	Number of	Contractual
Exercise price	Shares	Life (Years)	Shares	Life (Years)

W55,431	9,000	2.48	2,250	0.98
W45,431	113,670	2.48	28,418	0.98

13.	Earnings per Share

The components of basic and diluted earnings per share are as follows:

	2004		2005		2006
	(In millions of Korean Won, except share and per share data)

Net income (loss) available for common shareholders(A)	W	28,057	W	(3,030)	W	(22,265)

Weighted average outstanding shares of common shares(B)		5,548,900		6,803,147		6,948,900
Earnings (losses) per share
Basic and diluted (A/B)	W	5,056	W	(445)	W	(3,204)

The 197,400 and 122,670 stock options outstanding as of December 31, 2005 and 2006, respectively, are excluded from the Company’s calculation of earnings (losses) per share as their effect is antidilutive.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

14.	Income Taxes

Income tax expenses (benefit) for the years ended December 31, 2004, 2005 and 2006 consist of the following:

	2004		2005		2006
	(In millions of Korean Won)

Income (loss) before income taxes
Domestic	W	33,338	W	(3,872)	W	(9,230)
Foreign		404		417		(702)

		33,742		(3,455)		(9,932)

Current income taxes
Domestic		6,253		5,100		3,571
Foreign		308		315		208

		6,561		5,415		3,779

Deferred income taxes
Domestic		1,085		5,134		(8,307)
Foreign		70		12		17

		1,155		5,146		(8,290)

Tax effect resulting from business combination		—		(1,086)		—

Total income tax expenses (benefit)	W	5,406	W	(817)	W	12,069

The preceding table does not reflect the tax effects of unrealized gains and losses on available-for-sale securities and foreign currency translation. The tax effect of W2 million, W76 million and W103 million for the years ending December 31, 2004, 2005 and 2006 is recorded directly as other comprehensive income within shareholders’ equity.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of December 31, 2005 and 2006 are as follows:

	2005		2006
	(In millions of
	Korean Won)

Current deferred income tax assets (liabilities)
Foreign tax credit carryforwards	W	896	W	—
Tax credit carryforwards for research and human resource development		1,204		—
Accrued expense		417		320
Accrued income		(104)		(117)
Litigation charge		—		1,150
Other		79		103

		2,492		1,456
Less: Valuation allowance		—		1,351
Deferred tax asset relating to other comprehensive income (loss)		76		104

	W	2,416	W	1

Non-current deferred income tax assets (liabilities)
Foreign tax credit carryforwards	W	4,881	W	9,562
Tax credit carryforwards for research and human resource development		433		2,710
Depreciation and amortization		344		1,051
Intangible assets in connection with business combination		(874)		(1,089)
Impairment on other investment		214		214
Provisions for severance benefits		19		72
Accrued expense		—		27
Unremitted earnings of subsidiary		(186)		—
Net operating loss carryforwards in subsidiaries		302		1,378
Other		2		(16)

		5,135		13,909
Less: Valuation allowance		338		14,986

	W	4,797	W	(1,077)

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

In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences became deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets were deductible, management believed it was more likely than not that GRAVITY and certain subsidiaries could not realize the benefits of these deductible differences and recognized full allowances from deferred tax assets.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

As of December 31, 2006, GRAVITY Co., Ltd. had temporary differences of W18,493 million and available loss carryforwards of W490 million which expire in 2011. The Company also had foreign tax credit carryforwards and tax credit carryforwards for research and human resource development of W9,562 million and W2,710 million, respectively, which expire in 2009, 2010, and 2011. Based on the Company’s historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences, these loss carryforwards and tax credit carryforwards, and recognized a valuation allowance of W15,071 million on the full amount of temporary differences, available loss carryforwards, and tax credit carryforwards at an effective rate expected to be incurred to GRAVITY.

As of December 31, 2006, GRAVITY Entertainment Corp., the Company’s 100% owned subsidiary in Japan, had temporary differences of W72 million and available loss carryforwards of W936 million which expire in 2010, 2011, 2012 and 2013. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these loss carryforwards, and recognized a valuation allowance of W278 million on the full amount of the temporary differences and available loss carryforwards at an effective rate expected to be incurred in Japan.

As of December 31, 2006, TriggerSoft, the Company’s 88.15% owned subsidiary in Korea, had temporary differences of W7 million and available loss carryforwards of W2,789 million which expire in 2008, 2009, 2010 and 2011. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these loss carryforwards, and recognized a valuation allowance of W769 million, the full amount of the temporary differences and available loss carryforwards, at an effective rate expected to be incurred to TriggerSoft.

As of December 31, 2006, Gravity CIS, Inc., the Company’s 100% owned subsidiary in Russia, had available loss carryforwards of W909 million which expire in 2016. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these loss carryforwards, and recognized a valuation allowance of W219 million on the full amount of the available loss carryforwards at an effective rate expected to be incurred in Russia.

As of December 31, 2006, the Company is entitled to a reduced tax rate of 13.75% by virtue of the Special Tax Treatment Control Law of Korea, which is 50% of the statutory tax rate and applied to certain designated venture companies. As the reduced tax rate is valid until 2006, in the year 2007, the Company will reapply for its designation as a venture company. However,it is uncertain as to whether the Company will obtain this designation. Even if the Company ceases to enjoy the 50% reduction in corporate income tax rate in 2007, the Company will instead be entitled to a special tax exemption of 10% in corporate income tax rate for fiscal year 2007 by virtue of being a small-and medium-sized company. Accordingly, deferred income taxes as of December 31, 2006 were calculated based on the rate of 24.75% and 27.50% for the amounts expected to be realized during the fiscal year 2007, 2008 and thereafter, respectively.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follows:

	2004		2005		2006
	(In millions of Korean Won)

Tax expense at Korean statutory tax rate	W	10,021	W	(950)	W	(2,731)
Income tax exemption		(5,011)		475		1,366
Foreign tax credit carryforwards		—		—		(413)
Tax credit carryforwards for research and human resource development		(351)		(1,286)		(1,073)
Foreign tax differential		127		116		10
Expense not deductible for tax purpose		139		342		72
Change in statutory tax rate		139		26		(1,311)
Change in valuation allowances		86		197		15,999
Expiration of unused foreign tax credit		214		337		19
Income tax penalties		61		—		102
Others		(19)		(74)		29

Total income tax expense (benefit)	W	5,406	W	(817)	W	12,069

15.	Operations by Geographic Area

Geographic information for the years ended December 31, 2004, 2005 and 2006 is based on the location of the distribution entity. Revenues by geographic region are as follows:

	2004		2005		2006
	(In millions of Korean Won)

Korea	W	13,524	W	10,093	W	10,155
Japan		18,372		17,246		16,913
Taiwan		14,643		10,582		4,092
Thailand		5,504		4,933		2,545
United States		3,528		2,701		2,868
China		2,842		1,178		546
Other		6,013		6,651		3,844

	W	64,426	W	53,384	W	40,963

16.	Related Party Transactions

During the years ended December 31, 2004, 2005 and 2006, there were related party transactions with a major shareholder and an equity investee as follows:

	2004		2005		2006
	(In millions of Korean Won)

Sales to related parties	W	—	W	55	W	2
Purchases from related parties		938		861		11
Amounts due from related parties		3,899		4		—
Misappropriated funds receivable		7,482		—		—
Amounts due to related parties		146		132		10

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

A majority of the purchase transactions is rental expense in accordance with agreements between the Company and the former Chairman, who ceased to be the related party on August 30, 2005 due to the former Chairman’s equity transfer.

Most of due from balances have resulted from leasehold deposits remitted to its former Chairman.

The Company’s former Chairman was found to have diverted revenues otherwise due to the Company. The Company’s resulting investigation concluded that W7,482 million was diverted by the former Chairman from 2002 to 2004.

Due to balance represents amount of accrued expenses payable to Animation Production Committee, a joint venture, which was incorporated in Japan to produce animation of Ragnarok. The balance is included in the other current liabilities in the accompanying balance sheet.

In August 2004, the Company purchased tangible assets totaling W53 million from Rople-net Co., Ltd., which was a subsidiary of Rhoceo Co., Ltd. and, in turn, under the control of the former Chairman, ceased to be related party on August 30, 2005 due to the former Chairman’s equity transfer.

17.	Supplemental Cash Flow Information and Non-Cash Activities

	2004		2005		2006
	(In millions of Korean Won)

Supplemental cash flow information
Cash paid during the year for income taxes	W	6,935	W	6,648	W	4,561
Interest paid		5,163		2,476		92

	W	12,098	W	9,124	W	4,653

Supplemental non-cash activities
Reclassification of land buildings to assets held for sale	W	—	W	8,099	W	—
Reclassification of prepayment to equity securities		—		—		869
Acquisitions:
Fair value of assets acquired	W	—	W	12,774	W	—
Less: cash acquired		—		(150)

				12,624
Net cash paid		—		(9,193)		—

Liabilities assumed	W	—	W	3,431	W	—

18.	Subsequent event

In January, 2007, the Company entered into agreements with Shanghai The9 Information Technology Ltd.(“The9”) pursuant to which the Company granted The9 the exclusive right to distribute “Ragnarok Online II” in China for a contractual period of four years from the date Ragnarok Online II was first commercialized.

In April, 2007, the Company entered into agreements with Level up! Inc. pursuant to which the Company granted it the exclusive right to distribute Ragnarok Online II in the Philippines for a contractual period of three years from the date Ragnarok Online II is first commercialized.

In January 2007, the Company entered into an agreement with The9 pursuant to which the Company granted The9 the exclusive right to distribute Emil Chronicle Online in China for a contractual period of three years from the date it is first commercialized.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

On February 9, 2007, the Company’s Board of Directors approved to establish a subsidiary in Dubai to enter into online game servicing and publishing business in the Middle East and Africa. On April 27, 2007, the Company established a bank account in Dubai and transferred AED 7,800 thousand to that account.

On March 30, 2007, the Company terminated the publishing business of R.O.S.E. Online in Japan and transferred all the rights related to R.O.S.E. Online to Faith, Inc. in Japan.

On April 25, 2007, the Company determined to terminate the right of R.O.S.E. Online game in Korea.

On May 7, 2007, TriggerSoft Corp. which is the developer of R.O.S.E. Online completed the registration of dissolution in accordance with the resolution approved in the temporary Shareholders’ meeting held on May 4, 2007.

Pursuant to a mediation session held in New York on April 25, 2007, the Company, one other defendant and the plaintiffs agreed in principle to settle the class action litigation for $10 million. The Company’s share of the settlement is anticipated to be $5 million (W4,648 million).

19.	Receipts from Former Chairman Representing Embezzled Funds

The Company’s former Chairman was found to have diverted revenues otherwise due to the Company between 2002 and 2004. The Company’s resulting investigations concluded that W7,482 million was diverted by former Chairman during that period, thereby it was accounted for in the line item of “misappropriated funds receivable” in the balance sheet of 2004. Regarding this misappropriation act, the Company filed a suit against its former Chairman for alleged malpractices and embezzlement on January 23, 2006 seeking compensation for legal, accounting and other costs incurred by the Company in connection with the misappropriation of funds. The suit was settled in the same year and the former Chairman paid the Company W4,947 million. The amount is recorded as proceeds from the former Chairman due to fraud under the category of operating income in income statement.