Form 20-F
period 2007-12-31
GRAVITY Co., Ltd.
filed 2008-06-27
CIK 1313310

As filed with the Securities and Exchange Commission on June 27, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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

Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu
Seoul 121-270 Korea
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

Large accelerated filer ☐                    Accelerated filer ☑                    Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑ International Financial Reporting Standards as used by the International Accounting Standards Board ☐     Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:  Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

ITEM 10.	ADDITIONAL INFORMATION	89
	10.A. Share Capital	89
	10.B. Articles of Incorporation	89
	10.C. Material Contracts	93
	10.D. Exchange Controls	95
	10.E. Taxation	97
	10.F. Dividends and Paying Agents	106
	10.G. Statement by Experts	107
	10.H. Documents on Display	107
	10.I. Subsidiary Information	107
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	107
	11.A. Quantitative Information about Market Risk	107
	11.B. Qualitative Information about Market Risk	108
	11.C. Interim Periods	108
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	108
PART II		108
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	108
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	108
ITEM 15.	CONTROLS AND PROCEDURES	108
ITEM 16.	RESERVED	111
	16.A. Audit Committee Financial Expert	111
	16.B. Code of Ethics	111
	16.C. Principal Accountant Fees and Services	111
	16.D. Exemptions from the Listing Standards for Audit Committees	112
	16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	112
PART III		112
ITEM 17.	FINANCIAL STATEMENTS	112
ITEM 18.	FINANCIAL STATEMENTS	113
ITEM 19.	EXHIBITS	113
INDEX TO FINANCIAL STATEMENTS		F-1
EX-4.49 EXCLUSIVE EMIL CHRONICLE ONLINE LICENSE AND DISTRIBUTION AGREEMENT DATED AUGUST 1, 2007
EX-4.50 FIRST AMENDMENT TO THE RAGNAROK ONLINE SOFTWARE AGREEMENT DATED OCTOBER 9, 2007
EX-4.51 EXCLUSIVE RAGNAROK ONLINE 2 LICENSE AND DISTRIBUTION AGREEMENT DATED OCTOBER 15, 2007
EX-4.52 AMENDMENT TO THE EXCLUSIVE RAGNAROK ONLINE LICENSE AND DISTRIBUTION AGREEMENT DATED OCTOBER 22,2007
EX-4.53 EXCLUSIVE REQUIEM ONLINE LICENSE AND DISTRIBUTION AGREEMENT DATED DECEMBER 1, 2007, BETWEEN GRAVITY CIS, INC. (LICENSEE IN RUSSIA AND CIS COUNTRIES) AND GRAVITY CO., LTD.
EX-4.54 LEASE AGREEMENT DATED JANUARY 1, 2008, BETWEEN KOREA SW INDUSTRY PROMOTION AGENCY AND GRAVITY CO., LTD.
EX-4.55 SECOND AMENDMENT TO THE EXCLUSIVE RAGNAROK ONLINE LICENSE AND DISTRIBUTION AGREEMENT DATED JANUARY 1, 2008, BETWEEN GRAVITY INTERACTIVE, INC. AND GRAVITY CO., LTD.
EX-4.56 EXCLUSIVE RAGNAROK ONLINE 2 AUTHORIZATION TO USE AND DISTRIBUTE SOFTWARE AGREEMENT DATED JANUARY 21, 2008, BETWEEN LEVEL UP! INTERACTIVE S.A. AND GRAVITY CO., LTD.
Ex-4.57 FIRST AMENDMENT TO THE EXCLUSIVE EMIL CHRONICLE ONLINE LICENSE AND DISTRIBUTION AGREEMENT DATED JANUARY 23, 2008, BETWEEN GAMECYBER TECHNOLOGY LTD. AND GRAVITY CO., LTD.
EX-4.58 EXCLUSIVE PUCCA RACING LICENSE AND DISTRIBUTION AGREEMENT DATED JANUARY 23, 2008, BETWEEN INI3 DIGITAL CO., LTD., VOOZ CO., LTD. AND GRAVITY CO., LTD.
EX-4.59 EXCLUSIVE REQUIEM ONLINE LICENSE AND DISTRIBUTION AGREEMENT DATED FEBRUARY 21, 2008, BETWEEN GRAVITY INTERACTIVE, INC. AND GRAVITY CO., LTD.
EX-4.60 SIXTH AMENDMENT TO THE EXCLUSIVE RAGNAROK ONLINE LICENSE AND DISTRIBUTION AGREEMENT DATED FEBRUARY 27, 2008, BETWEEN PT. LYTO DATARINDO FORTUNA AND GRAVITY CO., LTD.
EX-8.1 LIST OF REGISTRANT'S SUBSIDIARIES
EX-12.1 CEO CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
EX-12.2 CFO CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
EX-13.1 CEO CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
EX-13.2 CFO CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTAIN DEFINED TERMS

Unless the context otherwise requires, references in this annual report to:

•	“ADRs” are to the American Depositary Receipts that evidence our ADSs;

•	“ADSs” are to our American Depositary Shares, each of which represents one-fourth of one share of our common stock;

•	“China” or the “PRC” are to the People’s Republic of China (excluding Taiwan, Hong Kong and Macau);

•	“Chinese Yuan” or “CNY” are to the currency of China;

•	“GRAVITY,” “the Company,” “we,” “us,” “our,” or “our company” are to GRAVITY Co., Ltd. and its subsidiaries;

•	“Japanese Yen” or “JPY” are to the currency of Japan;

•	“Korea” is to the Republic of Korea;

•	“NT dollar” is to the currency of Taiwan;

•	“Taiwan” or the “ROC” are to Taiwan, the Republic of China;

•	“Thai Baht” or “THB” are to the currency of Thailand;

•	“US$,” “U.S. dollar” and “U.S. dollars” are to the currency of the United States; and

•	“Won” or “~~W~~” are to the currency of the Republic of Korea.

For your convenience, this annual report contains translations of certain Won amounts into U.S. dollars at the noon buying rates of the Federal Reserve Bank of New York for Won in effect on December 31, 2007, which was Won 935.8 to US$1.00.

Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F for the year ended December 31, 2007 contains “forward-looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”). All statements, other than statements of historical facts, included in this annual report that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict,” “considering,” “depends,” “may,” “should” or “could” and similar expressions are also intended to identify forward-looking statements.

These forward-looking statements address, among others, such issues as:

•	future prices of and demand for our products;

•	future earnings and cash flow;

•	expansion and growth of our business and operations; and

•	our prospective operational and financial information.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including the risks set forth in Item 3.D. “Risk Factors” and the following:

•	fluctuations in prices of our products;

•	general economic, market and business conditions; and

•	other risks and factors beyond our control.

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

The consolidated statement of income data for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2003, 2004, 2005, 2006 and 2007 are derived from our audited consolidated financial statements.

	As of and for the Years Ended December 31,
	2003		2004		2005		2006		2007		2007(1)
											(Unaudited)
	(In millions of Won and thousands of US$, except share and per share data,
	operating data and percentage)

Statement of operations:
Revenues:
Online games — subscription revenue	~~W~~	18,560	~~W~~	16,253	~~W~~	11,249	~~W~~	8,420	~~W~~	9,405	US$	10,050
Online games — royalties and license fees		29,727		45,101		37,375		26,123		24,698		26,392
Mobile games		43		376		1,664		3,840		4,063		4,342
Character merchandising, animation and other revenue		1,185		2,696		3,096		2,580		2,063		2,205

Total revenues		49,515		64,426		53,384		40,963		40,229		42,989
Cost of revenues		6,958		10,116		16,038		17,746		19,479		20,815

Gross profit		42,557		54,310		37,346		23,217		20,750		22,174
Operating expenses:
Selling, general and administrative		11,360		13,660		30,795		27,555		29,030		31,022
Impairment losses on investments		—		—		—		—		8,619		9,210
Research and development		1,597		2,029		9,219		9,239		5,761		6,156
Litigation charges		—		—		—		4,648		—		—
Proceeds from a former chairman due to fraud		—		—		—		(4,947)		—		—
Gain in disposal of assets held for sale		—		—		—		(1,081)		—		—

Operating income (loss)		29,600		38,621		(2,668)		(12,197)		(22,660)		(24,214)
Other income (expense), net		(6,210)		(4,879)		(787)		2,265		3,441		3,677

	As of and for the Years Ended December 31,
	2003		2004		2005		2006		2007		2007(1)
											(Unaudited)
	(In millions of Won and thousands of US$, except share and per share data,
	operating data and percentage)

Income (loss) before income tax expenses, minority interest, and equity in loss of related joint venture and partnership		23,390		33,742		(3,455)		(9,932)		(19,219)		(20,537)
Income tax expenses (benefit)		4,250		5,406		(817)		12,069		2,916		3,116

Income (loss) before minority interest and equity in loss of related joint venture and partnership		19,140		28,336		(2,638)		(22,001)		(22,135)		(23,653)
Minority interest		—		(17)		(2)		7		40		43
Equity in loss of related joint venture and partnership		—		296		394		1,106		1,026		1,096
Income (loss) before cumulative effect of change in accounting principle		19,140		28,057		(3,030)		(23,114)		(23,201)		(24,792)
Cumulative effect of change in accounting principle, net of tax		—		—		—		849		—		—

Net income (loss)	~~W~~	19,140	~~W~~	28,057	~~W~~	(3,030)	~~W~~	(22,265)	~~W~~	(23,201)	US$	(24,792)

Earnings (loss) per share:
Before cumulative effect of change in accounting principle	~~W~~	3,730	~~W~~	5,056	~~W~~	(445)	~~W~~	(3,326)	~~W~~	(3,339)	US$	(3.57)
Cumulative effect of change in accounting principle		—		—		—		122		—		—
Basic and diluted per share	~~W~~	3,730	~~W~~	5,056	~~W~~	(445)	~~W~~	(3,204)	~~W~~	(3,339)	US$	(3.57)
Basic and diluted per ADS		—		—		(111)		(801)		(835)		(0.9)
Weighted average number of shares outstanding (basic and diluted)		5,130,895		5,548,900		6,803,147		6,948,900		6,948,900		6,948,900
Balance sheet data:
Cash and cash equivalents	~~W~~	5,405	~~W~~	16,405	~~W~~	25,874	~~W~~	35,314	~~W~~	53,588	US$	57,264
Total current assets		17,824		46,868		109,428		88,203		72,667		77,652
Property and equipment, net		5,417		14,760		11,863		8,472		7,195		7,689
Total assets		36,424		68,644		144,857		122,561		96,927		103,577
Total current liabilities		10,575		12,221		19,448		16,192		10,112		10,806
Total liabilities		13,960		18,209		24,073		24,419		21,383		22,850
Total shareholders’ equity		22,464		50,435		120,762		98,113		75,476		80,654
Selected operating data and financial ratios:
Gross profit margin(2)		85.9%		84.3%		70.0%		56.7%		51.6%		51.6%
Operating profit margin(3)		59.8		59.9		(5.0)		(29.8)		(56.3)		(56.3)
Net profit margin(4)		38.7		43.5		(5.7)		(54.4)		(57.7)		(57.7)

Notes:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 935.8 to US$1.00.

(2)	Gross profit margin for each period is calculated by dividing gross profit by total revenues for each such period.

(3)	Operating profit margin for each period is calculated by dividing operating income (loss) by total revenues for each such period.

(4)	Net profit margin for each period is calculated by dividing net income (loss) by total revenues for each such period.

Exchange Rates

Fluctuations in the exchange rate between the Won and U.S. dollar may affect the market price of our American Depositary Shares. These fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in Won and the Won proceeds received by the depositary from any sale of our common shares represented by our ADSs.

In certain parts of this annual report, we have converted Won amounts into U.S. dollars for convenience purposes only. The “noon buying rate” is the rate in the City of New York used for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, all conversions from Won to U.S. dollars were made at Won 935.8 to US$1.00, which was the noon buying rate in effect on December 31, 2007. The conversion is not a representation that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. The table below sets forth, for the periods indicated, information provided by the Federal Reserve Bank of New York concerning the noon buying rate for Won, expressed in Won per one U.S. dollar.

	At End of
Period	Period	Average(1)	High	Low

2003	1,192.0	1,192.1	1,262.0	1,146.0
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005	1,010.0	1,023.8	1,059.8	997.0
2006	930.0	954.3	1,002.9	913.7
2007	935.8	929.0	950.2	903.2
December, 2007	935.8	931.1	943.4	918.9
January, 2008	943.4	942.1	953.2	935.2
February, 2008	942.8	943.9	948.2	937.2
March, 2008	988.6	981.7	1,021.5	947.1
April, 2008	1,005.0	986.9	1,005.0	973.5
May, 2008	1,028.5	1,034.1	1,047.0	1,004.0

Note:

(1)	Annual and monthly averages are calculated using the average of the daily rates during the relevant period.

3.B.  Capitalization and Indebtedness

Not applicable.

3.C.  Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.  Risk Factors

Risks Relating to Our Business

We currently depend on one online game product, Ragnarok Online, for most of our revenues, and revenues from this product are declining.

Most of our revenues have been and are currently derived from a single online game product, Ragnarok Online, which was commercially introduced in August 2002. In 2007, we derived Won 31,114 million (US$33,249 thousand) in revenues from Ragnarok Online, representing approximately 77.3% of our total revenues. Our total revenues decreased by 1.8% to Won 40,229 million (US$42,989 thousand) in 2007 from Won 40,963 million in 2006 and decreased by 23.3% to Won 40,963 million in 2006 from Won 53,384 million in 2005. We recorded a net loss of Won 23,201 million (US$24,792 thousand) in 2007 as compared to net losses of Won 22,265 million and Won 3,030 million in 2006 and 2005, respectively. Such decreases in revenues and increases in net losses are primarily attributed to a declining user base of Ragnarok Online and the continued decline in the subscription revenues and royalties from Ragnarok Online.

Ragnarok Online has been in the market for nearly six years and has reached maturity in most of our principal markets. Our failure to maintain, improve, update or enhance Ragnarok Online in a timely manner or successfully introduce it in attractive new markets such as the Middle East, CIS countries (the Commonwealth of Independent States, the association of former Soviet republics) and South America could lead to a continual decline in Ragnorak Online’s user base and the subscription revenues and royalties from this user base. This could lead to a continual decline in our overall revenues, which would materially and adversely affect our business, financial condition and results of operations.

If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected.

In order to stabilize our business and eventually resume growth and profitability, we must develop or publish on a consistent and timely basis commercially successful online games in addition to Ragnarok Online that will retain our existing users and attract new users. In addition to Ragnarok Online, we currently offer: four other massively multiplayer online role playing games, R.O.S.E. Online, Requiem, Time N Tales and Emil Chronicle Online; one casual online game, Pucca Racing; and a casual online portal site, STYLIA, through which we provide two casual games, Love Forty and TV Boyz. We are currently conducting open beta testing of a new massively multiplayer online role playing game, Ragnarok Online II.

None of our other online games to date have proven to be as commercially successful as Ragnarok Online. In addition, we have experienced significant delays in and cost overruns related to the launch of some of our online games. For example, although we have indicated our plan to release Ragnarok Online II at various times in the past, the launch of this game has been significantly delayed on a number of occasions for a variety of reasons, including technical difficulties, loss of key personnel and corrective actions taken in response to market feedback during the testing and development phase. We currently intend to launch Ragnarok Online II in the fourth quarter of 2008, although no assurance can be given that we will be able to meet our current anticipated launch date. In addition, no assurance can be given that when launched, Ragnarok Online II will gain market acceptance and popularity. The success of Ragnarok Online II will be subject to many factors, including the quality, uniqueness and playability of the game and the launch by our competitors of other games that may gain more market acceptance than Ragnarok Online II. Our inability to launch Ragnarok Online II, and if launched, the lack of popularity or market acceptance of it, is likely to have a material adverse effect on our business, prospects, reputation, financial condition and results of operations.

As we introduce new games, we face the risk that a significant number of users of our existing games may migrate to our new games without any net gains in the overall user base or overall improvement to our total revenues.

We expect that as we introduce new games, a certain number of our existing users will migrate from our old games to the new games. If the level of migration by our users from our existing games to such new games is significantly higher than our expectations, and the net gains in new users is significantly lower than our expectations, then our growth and profitability could be materially and adversely affected.

In particular, there is a high degree of uncertainty about the potential impact of the commercial launch of Ragnarok Online II on the user base of Ragnarok Online. While we believe that the game environment and the overall game experience of Ragnarok Online II are meaningfully different from those of Ragnarok Online such that it would attract a significant number of new users in addition to a certain number of Ragnarok users, we cannot provide assurances that the overall user base will grow and that the net migration away from Ragnarok Online will not be significant and detrimental to the overall revenues we generate.

We depend on license fees and royalty payments from our overseas licensees for a substantial portion of our revenues.

In markets other than Korea, the United States and Canada, Russia and CIS countries, and France and Belgium, we license our games to overseas operators or distributors from whom we receive license fees and royalty payments based on a percentage of such operators’ revenues generated from our games. Such overseas license fees and royalty payments represented 72.4% of our total revenues in 2007. In particular, we are heavily dependent on two licensees for a significant portion of our revenues, as we derived, in 2007, 44.1% of our total revenues from GungHo Online Entertainment, Inc. (“GungHo”), our licensee in Japan, and 5.9% of our total revenues from Soft-World International Corporation, our licensee in Taiwan. Deterioration in our relationships with licensees or material changes in the terms of our licenses with such licensees will likely have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, as we are heavily dependent on certain licensees, deterioration or any adverse developments in the operations, including changes in senior management, of our overseas licensees may materially and adversely affect our business, financial condition and results of operations.

Our overseas licensees are responsible for remitting royalty payments to us based on a percentage of sales from our games after deducting certain expenses. Some licensees may be allowed to deduct certain expenses before calculating royalty payments depending on the contract conditions. We generally receive royalties from each licensee within 20 to 30 days following the end of each month (except in Europe, Chile and China, where such payments are received up to 60 days after the record date). Online payment systems in China and certain other countries are still in a developmental stage and are not as widely available or used. Payment for online game services in these countries generally take the form of prepaid cards sold in Internet cafés, convenience stores and other distribution channels. Some of our overseas licensees rely heavily on a multilayer distribution and payment network composed of third party distributors for sales to and collection of payments from users. Failure by our licensees to maintain a stable and efficient billing, recording, distribution and payment collection network in these markets may result in inaccurate recording of sales or insufficient collection of payments from these markets and may materially and adversely affect our financial condition and results of operations. In addition, although we have, pursuant to our license agreements, audit rights to the database of our licensees to ensure that proper payment amounts are being recorded and remitted, such activities can be disruptive and time consuming and as a result we have not exercised such rights. Certain of our licensees in the past have failed to accurately report amounts due to us and have diverted certain payables to one of our former chairmen, in contravention of our license agreements. Although we have taken a number of steps to improve our internal controls and compliance procedures to prevent inaccurate reporting and illicit diversion of payments, we cannot ensure that such incidents will never occur again. Any future occurrence of such incidents may materially and adversely affect our business, financial condition and results of operations.

In many of our markets, we rely on our licensees to distribute, market and operate our games, and to comply with applicable laws and government regulations.

Our reliance on third parties that we do not control exposes us to certain risks that we would not encounter if we were to operate or distribute directly in such markets. If our overseas licensees fail to perform their contractual obligations or suffer from management or other problems in their businesses, our business operations in overseas markets and our ability to collect royalty payments from such markets may be materially and adversely affected. We may not be able to easily terminate our license agreements with our overseas licensees as these agreements do not specify particular financial or performance criteria that need to be met by our licensees. As our overseas licensees generally have the exclusive right to distribute our games in their respective markets for a term of two years, we may not be able to enter into a new license agreement in a particular country for the term of the agreement unless it is terminated with advance warning. Under the license arrangements, our overseas licensees may operate or publish other online games developed or offered by our competitors. Therefore, our overseas licensees may devote greater time and resources to marketing their proprietary games or those of our competitors than to ours. In general, we may not unilaterally terminate our license agreements. Furthermore, as a part of our license agreements with our licensees, we must provide technical and other consulting services to our licensees in order for them to offer our games in their markets. Our inability to provide such technical and other assistance may hinder our licensees’ efforts to gain market share in their markets and negatively affect users’ satisfaction and loyalty as well as adversely impact the number of users in these markets for our games, which may lead to modifications in the terms and conditions of our licensing agreements with our licensees and, in certain circumstances, result in our licensees terminating their relationship with us.

Furthermore, our overseas licensees are responsible for complying with local laws, including obtaining and maintaining the requisite government licenses and permits. Failure by our overseas licensees to do so may have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive industry and compete against many large companies.

Many companies worldwide are dedicated to developing and/or operating online games and compete across various markets and regions. We expect more companies to enter the online game industry, individually and/or in joint alliances, and a wider range of online games to be introduced in our current and future markets. Our competitors in the massively multiplayer online role playing game industry vary in size from small companies to very large companies with dominant market shares such as NCsoft of Korea and Shanda of China. We also compete with online casual game and game portal companies such as NHN, Nexon, CJ Internet and Neowiz Games, all from Korea. In addition, we may face stronger competition from companies that produce package games, such as Electronic Arts, Nintendo, Activision, Sony Computer Entertainment and Take-Two Interactive, many of which have announced their intention to expand their game services and offerings over the Internet. For example, Electronic Arts co-developed and launched FIFA Online, a sports online game based on its best-selling package sports game franchise FIFA series, in 2006 and has been developing NBA Street Online, a sports online game based on its XBOX360 game franchise NBA Street Homecourt, and two other online games with Neowiz Games. Activision recently announced its co-development plan for online games based on its renowned package game franchises, such as Quake, with a Korean online game developer. Take-Two Interactive also recently announced that it would focus on broadening distribution and launching online game offerings in the Asian markets. Many of our competitors have significantly greater financial, marketing and game development resources than we have. As a result, we may not be able to devote adequate resources to develop, acquire or license new games, undertake extensive marketing campaigns, adopt aggressive pricing policies or adequately compensate our game developers or third-party game developers to the same degree as many of our competitors.

As the online game industry in many of our markets is rapidly evolving, our current or future competitors may more effectively adapt to the changing competitive landscape and market conditions and compete more successfully than us. In particular, online game products are becoming more similar to each other, thus becoming commoditized and undifferentiated. In this environment, larger companies with relative economies of scale have a clear advantage over smaller companies like ours, as they are able to develop games in a more cost efficient manner, diversify their risks with a broader category of games and genres and increase their chances of having widely popular games. In addition, any of our competitors may offer products and services that have significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than ours. In addition, any of our current or future competitors may be acquired by, receive investments from or enter into other strategic relationships with larger, longer-established and better-financed companies and therefore obtain significantly greater financial, marketing and game licensing and development resources than we have. Increased competition in the online game industry in our markets could make it difficult for us to retain existing users and attract new users, and could reduce the number of hours users spend playing our current or future games or cause us and our licensees to reduce the fees charged to play our current or future games. In some of the countries in which our games are distributed, such as Korea and Taiwan, growth of the market for online games has slowed while competition remains strong. If we are unable to compete effectively in our principal markets, our business, financial condition and results of operations could be materially and adversely affected. See Item 4.B. “Business Overview — Competition.”

We have experienced frequent turnover in our senior management team and some of its members have limited experience in our industry, which could materially and negatively affect our business prospects.

Some senior management members and other key employees have worked at our company and in our industry for a relatively short period of time. Despite our efforts to stabilize the composition of our senior management, we cannot ensure our success in doing so. Our business prospects must be considered in light of the risks and difficulties we have encountered and may encounter in the future in recruiting, retaining and sufficiently incentivizing our senior managers and other key employees. Our inability to successfully address these risks and difficulties could materially harm our business prospects, financial condition and results of operations.

If we fail to hire and retain skilled and experienced game developers or other key personnel to design and develop new online games and additional game features, we may be unable to achieve our business objectives.

In order to meet our business objectives and maintain our competitiveness, we will need to attract and retain qualified employees, including skilled and experienced online game developers. We compete to attract and retain key personnel with other companies in the online game industry as well as in the broader entertainment, media and Internet industries, many of which offer superior compensation arrangements and career opportunities. In addition, our ability to train and integrate new employees into our operations may not meet the changing demands of our business. We cannot assure you that we will be able to attract and retain qualified game developers or other key personnel, and successfully train and integrate them to achieve our business objectives, which could materially harm our business prospects.

For example, we have recently lost a number of key online game developers, which has negatively affected our ability to launch Ragnarok Online II in a timely fashion. In response to the departure of key employees, we have hired new employees, many of whom have less experience, skills and familiarity with our games and our internal game development process. Some of these departing game developers have joined our competitors to help them develop games that compete, may compete or are intended to compete directly with our games.

Undetected programming errors or flaws in our games could harm our reputation or decrease market acceptance of our games, which would materially and adversely affect our business prospects, reputation, financial condition and results of operations.

Our current and future games may contain programming errors or flaws, which may become apparent only after their release. In addition, our online games are developed using programs and engines developed by and licensed from third party vendors, which may include programming errors or flaws over which we have no control. If our users have negative experiences with our games related to or caused by undetected programming errors or flaws, they may be less inclined to continue subscriptions for our games or recommend our games to other potential users.

While we have not experienced any material disruptions to our business from such errors or flaws in our games, these risks are inherent to our industry and, if realized, could severely harm our reputation, cause our users to cease playing our games, divert our resources or delay market acceptance of our games, any of which could materially and adversely affect our business, financial condition and results of operations.

Unexpected network interruptions, security breaches or computer virus attacks could harm our business and reputation.

Any failure to maintain satisfactory performance, reliability, security and availability of our network infrastructure, whether maintained by us or by our licensees, may cause significant harm to our reputation and ability to attract and maintain users. Major risks relating to our network infrastructure include:

•	any breakdowns or system failures, including from fire, flood, earthquake, typhoon or other natural disasters, power loss or telecommunications failure, resulting in a sustained shutdown of all or a material portion of our servers;

•	any disruption or failure in the national or international backbone telecommunications network, which would prevent users in certain countries in which our games are distributed from logging onto or playing our games for which the game servers are located in other countries; and

•	any security breach caused by “hacking,” loss or corruption of data or malfunctions of software, hardware or other computer equipment, and the inadvertent transmission of computer viruses.

“Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. We may have to spend significant capital and human resources to rectify any damage to our system. In addition, we cannot ensure that any measures we take against computer hacking will be effective. A well-publicized computer security breach could significantly damage our reputation and materially and adversely affect our business.

We have been subject to denial of service attacks that have caused portions of our network to be inaccessible for limited periods of time but did not cause material losses or damages. Although we take a number of measures to ensure that our systems are secure and unaffected by security breaches, including ensuring that our servers are hosted at physically secure sites, limiting access to server ports, and using firewalls, passwords, and encryption technology, we cannot ensure that any measures we take against computer hacking will be effective.

In addition, computer viruses may cause delays or other service interruptions on our systems and expose us to a material risk of loss or litigation and possible liability. We may be required to expend significant capital and other resources to protect our websites against the threat of such computer viruses and alleviate any problems. Moreover, if a computer virus affecting our system is highly publicized, our reputation could be materially damaged and our visitor traffic may decrease.

Any of the foregoing factors could reduce our users’ satisfaction, harm our business and reputation and have a material adverse effect on our financial condition and results of operations.

Electronic embezzlement by our employees or our licensees’ employees could lessen the popularity of our online games and adversely affect our reputation and our results of operations.

Despite our security measures, some of our employees or licensees’ employees with high-level access to our network, or other employees who hack into or otherwise gain unauthorized access to certain sectors of our network, may succeed in breaching internal security systems and engage in electronic embezzlement by creating or diverting game money used in our online games and engaging in a public or private sale of the game money for their personal financial benefit. For example, from October 2005 to March 2006, a Ragnarok Online game master at GungHo Online Entertainment, Inc., the Company’s licensee in Japan, hacked into his superior’s account which enabled the game master to create game money. The game master sold game money for cash in an aggregate of JPY 58 million, which caused price inflation in the game and disrupted the balance of game play among the different players in Japan. GungHo dismissed the game master and implemented disciplinary action for high level executives. Although we have internal security procedures in place to prevent electronic embezzlement, we cannot assure you that we or our overseas licensees will be successful in preventing all electronic embezzlement. Incidents of electronic embezzlement may negatively impact the reputation of our games, which may materially and adversely affect our business, financial condition and results of operations.

Acts of cheating by users of online games could lessen the popularity of our online games and adversely affect our reputation and our results of operations.

In the past, we have experienced numerous incidents where users, through a variety of methods, were able to modify the rules of our online games. Although these users did not gain unauthorized access to our systems, they were able to modify the rules of our online games during game play in a manner that allowed them to cheat and disadvantage our other online game users, causing many players to stop using the game and shortening the game’s lifecycle. Unauthorized character manipulation may negatively impact the image and users’ perception of our games and damage our reputation. Although we have taken a number of steps to deter our users from engaging in cheating when playing our online games, including spot checks and monitoring of game play by game masters to check for suspicious activity, we cannot assure you that we or our licensees will be successful or timely in taking the corrective steps necessary to prevent users from modifying the terms of our online games.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

Our intellectual property such as copyrights, service marks, trademarks and trade secrets are critical to our success. Unauthorized use of the intellectual property used in our business, whether owned by us or licensed to us, may materially and adversely affect our business and reputation. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite certain precautions taken by us, it may be possible for third parties to obtain and use our intellectual property without authorization.

Since the commercialization of Ragnarok Online in August 2002, we have discovered that the server-end software of Ragnarok Online has been consistently and unlawfully released in Korea, the United States and Russia. This enables unauthorized parties to set up local server networks to operate Ragnarok Online, which may result in the diversion of a significant number of paying users. We designate certain employees to be responsible for detecting such illegal servers. In Korea, we report offenders to the relevant enforcement authority for crimes on the Internet. In overseas markets, we cooperate with and rely on our licensees to seek enforcement actions against operators of illegal servers. We may incur considerable costs in the future to remedy software piracy and to enforce our rights against the operators of unauthorized server networks.

The validity, enforceability, enforcement mechanisms and scope of protection of intellectual property in Internet-related industries are uncertain and evolving. In particular, the laws and enforcement regimes of Korea, Japan, Taiwan, Thailand, China and certain other countries in which our games are distributed are uncertain or do not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Such litigation could result in substantial costs and diversion of our resources, disruption of our business, and have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be subject to claims with respect to the infringement of intellectual property rights of others, which could result in substantial costs and diversion of our financial and management resources.

We cannot be certain that our online games do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur license fees or be forced to develop alternative technology or obtain other licenses. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. In addition, certain of our employees were recruited from other online game developers, including current and potential competitors. To the extent these employees have been and are involved in the development of our games that are similar to the games they helped develop at their former employers, we may become subject to claims that we or such employees have improperly used or disclosed trade secrets or other proprietary information. Although we are not aware of any pending or threatened claims of this type, if any such claims were to arise in the future, litigation or other dispute resolution procedures might be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources.

Successful infringement or licensing claims against us may result in substantial monetary damages, which may materially disrupt the conduct of our business and have a material adverse effect on our reputation, business, financial condition and results of operations.

We may not be able to successfully implement our growth and profit improvement strategies.

We are pursuing a number of growth and profit improvement strategies, including the following:

•	distributing games developed in-house;

•	publishing games acquired from or developed by third parties through licensing arrangements;

•	offering our games in countries where we currently have little or no presence;

•	rationalizing and optimizing our marketing and research and development expenditures;

•	taking advantage of our popular online games to strengthen our other lines of businesses, such as mobile games, animation and character merchandising; and

•	pursuing joint ventures with game development companies.

We cannot assure you that we will be successful in implementing any of these strategies. Some of these strategies relate to new services or products for which there are no established markets, or in which we lack experience and expertise. If we are unable to successfully implement our growth and profit improvement strategies, our revenues, profitability and competitiveness may be materially and adversely affected. Our growth potential in many of the markets in which our games are currently distributed or which we intend to enter may be limited since the penetration rates for personal computers in markets such as Southeast Asia and CIS countries are relatively low and the cost of Internet access relative to the per capita income is higher when compared to some of our principal markets such as Korea and Japan.

We have limited business insurance coverage in Korea.

The insurance industry in Korea is still at an early stage of development. In particular, Korean insurance companies offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in Korea. In 2006 and 2007, we derived 24.8% and 27.6% of our total revenues from Korea, respectively. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of our resources. See Item 4B. “Business Overview — Insurance.”

Slow growth or contractions in the Internet café industry in Korea may affect our ability to target a core group of potential users.

According to the 2007 report issued by the Korean Game Industry Agency, the growth in the number of active Internet cafés in Korea stabilized starting in 2000 and the number of such cafés has declined starting in 2003. Although we believe that there was no significant change in the number of active Internet cafés in 2007 compared with the previous several years, as the Korean government enforces its new regulations to tighten control over businesses that provide Internet and computer game facilities, the number of Internet cafés is expected to materially decrease in the future.

For example, pursuant to Article 16-1 of the Amended Enforcement Regulations of the Act on Promotion of the Game Industry, which was amended on May 18, 2007, a person who wants to register a business that provides Internet and computer game facilities (such as Internet cafés) must provide to the chief official of the local government, such as the mayor, magistrate of a county or ward head (depending on the jurisdiction), an application of registration, a copy of the lease agreement of the Company’s place of operation and a description of the business facilities and operations (including the size of the place of operation and the type of games provided). The facility is subject to certain standards, including transparent windows and the maintenance of interior illumination at 40 lux or higher. The amendments also require that computer game facilities be separated from other businesses by divider walls or be located in separate buildings or floors that are designated for computer game facilities, unless they are located in certain public areas such as subway station shopping centers. As Internet cafés will be required to comply with the new regulations, many owners of these Internet cafés may voluntarily or involuntarily be required to shut down their operations. Future reductions in the number of Internet cafés operating in Korea could adversely affect our ability to target a core group of potential users, who tend to prefer playing online games, in particular, massively multiplayer online role playing games, at Internet cafés.

Occurrence of widespread public health problems could adversely affect our business and results of operations.

During 2003, some online game operators in China experienced declining growth of their online game services which they believe resulted from the closure of Internet cafés in Beijing and elsewhere to prevent the spread of SARS, or severe acute respiratory syndrome. Many users of our online game services can only access those services at Internet cafés. A renewed outbreak of SARS or another widespread public health problem in China or in other countries that may prevent our customers from accessing Internet cafés or prevent our employees from working could have a negative effect on our operations. In addition, there have been confirmed human cases of avian influenza in the PRC, Vietnam, Iraq, Thailand, Indonesia, Turkey, Cambodia and other countries which have proven fatal in some instances. If such an outbreak or any other similar epidemic were to spread to locations in which we operate or from which we generate revenue, it may adversely affect our business and operating results.

Our operations may be impacted by a number of health-related factors, including, among other things:

•	quarantines or closures of some of our offices which would severely disrupt our operations;

•	the sickness or death of our officers and key employees; and

•	closure of Internet cafés and other public areas where people access the Internet.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business, financial condition and results of operations.

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

We believe that we are engaged primarily and directly in the businesses of providing online game services, and that less than 40% of the fair market value of our assets (exclusive of our cash items) is represented by investment securities. Consequently, we believe that we are not an investment company as that term is defined under the 1940 Act. For this purpose, we treat a bank deposit that may be withdrawn earlier than on its maturity date upon demand without penalty against the principal amount of the deposit as cash items even though such holdings may be categorized, for financial reporting purposes, as short-term financial instruments. In the future we may be required to take actions to avoid the requirement to register as an investment company, such as shifting a significant portion of our long- and short-term investment portfolio into low-yielding bank deposits or other short-term securities which are not considered to be investment securities due to their liquidity and certain other characteristics. These types of investments may reduce the amount of interest on other income that we could otherwise generate from our investment activities. In addition, we may need to acquire additional income or loss generating assets that we might not otherwise have acquired or forego opportunities to acquire minority interests in companies that could be important to our strategy.

The 1940 Act also contains regulations with respect to investment companies, including restrictions on their capital structure, operations, transactions with affiliates and other matters which would be incompatible with our operations. If we were to be deemed an investment company in the future, we would effectively be precluded from making public offerings in the United States. In addition to other disciplinary actions, we could also be subject to administrative or legal proceedings and contracts to which we are a party might be rendered unenforceable or subject to rescission.

We may have been a passive foreign investment company since our initial public offering and may be in subsequent years, which could result in adverse U.S. tax consequences to you.

In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments and other passive assets after our initial public offering, we may have been since our initial public offering a passive foreign investment company for U.S. federal income tax purposes. In particular, due to deterioration of the trading price of our ADSs, there is a significant risk that we were in 2007, and will be in 2008, a passive foreign investment company. If we are a passive foreign investment company for any taxable year during which you hold our ADSs or common shares, you could be subject to adverse U.S. federal income tax consequences. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding our ADSs or common shares if we are considered a passive foreign investment company in any taxable year. See Item 10.E. “Taxation — U.S. federal income tax considerations — Passive foreign investment companies.”

We have identified a material weakness in our internal controls over financial reporting. If we fail to achieve and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results or do so on a timely basis or reduce our ability to prevent or detect fraud, and investor confidence and the market price of our ADSs may be adversely affected.

In connection with the audit of our financial statements prepared under US GAAP for the year ended December 31, 2007, we have identified a material weakness (as defined under both the U.S. Securities and Exchange Commission’s (“SEC”) proposed rule, Management’s Report on Internal Control Over Financial Reporting, and Standards of the Public Accounting Oversight Board (United States)) in our system of internal controls over financial reporting. In addition, our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2007 pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and related SEC rules and concluded that our internal control over financial reporting was not effective as of December 31, 2007. Management has identified the following material weakness in the Company’s internal control over financial reporting as of December 31, 2007:

•	Lack of controls over the outsourced IT functions. The Company did not maintain effective controls, including monitoring controls, over its financial systems outsourced to and operated by a third party service provider. Specifically, we did not maintain effective controls for monitoring and reviewing the level of access and changes made by our third party application service provider to our financial systems and data maintained therein used to record, process, accumulate and summarize financial information and prepare our financial statements and other disclosures filed with the SEC.

This material weakness could result in misstatements of any of our financial statements and other material weaknesses that are not prevented or detected, which could result in a material misstatement of our annual consolidated financial statements. After considering this material weakness, among other matters, our Chief Executive Officer and Chief Financial Officer have also concluded, most recently as of December 31, 2007, that our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

Our management, in particular, our Chief Executive Officer and Chief Financial Officer, along with the Audit Committee, is in the process of addressing the material weakness and will seek to put in place a system of internal control over financial reporting which will remediate this material weakness as expeditiously as possible. All disclosure controls and procedures, no matter how well designed, however, have inherent limitations including the possibility of human error and the circumvention or overriding of controls and procedures. A company’s internal control over financial reporting is a process designed to provide reasonable, not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changed conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Furthermore, we are subject to the Sarbanes-Oxley Act, which requires us to, among other things, maintain an effective system of internal controls over financial reporting, and requires our management to provide a certification on the effectiveness of our internal controls on an annual basis. Additionally, our independent accountants must provide an audit opinion on the effectiveness of our internal control over financial reporting beginning from the fiscal year ending December 31, 2007. We have not yet fully completed the establishment of a system of internal controls appropriate for our anticipated reporting requirements. No assurance can be given that we will be able to establish such a system in a timely manner and, even if we do, that our internal controls system will not fail in the future.

If we fail to create an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results in a timely manner or prevent errors or fraud, and investor confidence and the market price of our ADSs may be adversely affected. See Item 15. “CONTROLS AND PROCEDURES” for additional discussion concerning our material weakness.

Risks Relating to Recent Developments at GRAVITY

GungHo Online Entertainment, Inc., an online game developer and publisher in Japan which is also our licensee in Japan and our largest single source of revenues, recently acquired majority ownership of our company, which may cause conflicts of interest and create corporate governance and related party issues.

GungHo Online Entertainment, Inc. acquired shares of the Company’s common stock on April 1, 2008, after which it became our largest and majority shareholder, beneficially owning approximately 52.4% of our common shares as of that date. GungHo subsequently purchased more shares and beneficially owns approximately 59.3% of our common shares as of June 24, 2008. As a result, GungHo exerts significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, including acquisitions, divestures, strategic relationships and other matters. GungHo may also exert significant control over decisions related to the Company’s listing in the capital markets, including its status on the NASDAQ Global market. In addition, because GungHo is in the same primary business of online game development and services as us, and because GungHo is our licensee in Japan from which we derived 44.1% of our total revenues in 2007, which is our largest single source of revenues, there may be conflicts of interest in the decisions made by GungHo with respect to our company. GungHo may utilize the Company’s time and resources towards efforts which benefit themselves at the detriment of other shareholders or which may constitute poor corporate governance practices. GungHo may compete directly or indirectly against the Company with respect to acquiring customers or increased market share. Furthermore, the rights and responsibilities of our shareholders under Korean law may be different from those that apply to shareholders of a corporation incorporated in the United States. Holders of our ADSs may have more difficulty protecting their interests against actions of our controlling shareholder than they would as shareholders of a corporation incorporated in the United States

Some of our Executive Directors who are also directors of GungHo Online Entertainment, Inc., our largest shareholder, are required to devote a significant amount of attention to GungHo’s business operations and may have conflicts of interest.

Two of our registered Executive Directors, Mr. Kazuki Morishita and Mr. Yoshinori Kitamura, currently serve as Chief Executive Officer and executive general manager, respectively, of GungHo Online Entertainment, Inc., our largest shareholder. As a result, they are required to devote a significant amount of their time and attention to GungHo. In addition, since GungHo is in the same primary business of online game development and services as us, there may be conflicts of interest in the decisions of our Board of Directors and senior management. Finally, some of our directors and senior management have short tenure in their respective positions and their unfamiliarity with many aspects of the business operations may adversely affect our business, prospects, financial condition and results of operations. In addition, the rights and responsibilities of members of our Board of Directors under Korean law may be different from those that apply to directors of a corporation incorporated in the United States. While the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a corporation incorporated in the United States. Holders of our ADSs may have more difficulty protecting their interests against actions of our management, or members of our Board of Directors than they would as shareholders of a corporation incorporated in the United States.

Some of our minority shareholders have been very active in making demands and requests on our management and our management may be required to expend substantial time, effort and resources to respond to such demands and requests.

Certain of our minority shareholders in and outside of Korea have made various demands on our management, including with respect to our corporate governance practices. For example, certain of our minority shareholders formed a committee in March 2006 named the Gravity Committee for the Fair Treatment of Minority Shareholders, or the Minority Shareholders Committee. The committee has since made a number of requests, including a request to inspect our financial documents and review decisions made by our management concerning transactions entered into with certain parties, and to pursue legal action if the committee views such transactions to have been entered into improperly. In the future, our management may be required to expend substantial time, effort and resources to respond to such requests from our minority shareholders, including the Minority Shareholders Committee, which may negatively impact the ability of our management to address business challenges and operational requirements facing us, and adversely affect our business, financial condition and results of operations.

Risks Relating to Our Regulatory Environment

Our operations are subject to Internet regulation in certain of the countries in which our games are distributed, such as Korea, China, Taiwan, Japan and Thailand, the impact of which is difficult to predict, and the uncertainties in interpretation and enforcement of rules in such counties may limit the protections available to us.

The regulatory and legal regimes in nearly all of the countries in which our games are distributed have yet to establish a sophisticated set of laws, rules or regulations designed to regulate the social, political and financial risks relating to the online game industry. However, in many of our principal markets, such as Korea, China, Taiwan and Thailand, the legislators and regulators have, either through public announcements or press releases, indicated their intention to implement laws, rules or regulations regulating and restricting this industry, relating to issues such as user privacy, defamation, pricing, advertising, taxation, promotions, financial market regulation, consumer protection, content regulation, quality of products and services, and intellectual property ownership and infringement that may directly or indirectly impact our activities. In some of these countries, distribution of information over the Internet and electronic commerce are currently under legal and regulatory review. Other countries in which our games are distributed or which we intend to enter may adopt similar laws and regulations. The impact of such laws and regulations on our business and results of operations is difficult to predict. However, as we might unintentionally violate such laws or such laws may be modified and new laws may be enacted in the future, any such developments, or developments stemming from enactment or modification of other laws, could increase the costs of regulatory compliance, force changes in business practices or otherwise have a material adverse effect on our business, financial condition and results of operations.

The Chinese government, for example, through various regulatory authorities, heavily regulates the Internet sector, which includes the online game industry. In addition, there are uncertainties in the interpretation and application of existing Chinese laws, regulations and policies regarding the activities of Internet companies and businesses in China. Any violations of current and future laws and regulations could materially and adversely affect our and our Chinese licensee’s business, financial condition and results of operations.

In Taiwan, for example, currently there is no mandatory national legislation specifically covering the operation of Internet cafés in Taiwan. However, several municipalities and counties of Taiwan such as Taipei City, Taipei County, Tainan City and Nantou County have promulgated specific ordinances imposing restrictions on Internet cafés, which relate to the location, building structure, facilities, business hours, minimum age requirements of customers and the classification of Internet content. In addition, the Taiwanese government has proposed a draft Statutes of Information-Entertainment Industry legislation meant to regulate all the Internet cafés in Taiwan. However, the proposed legislation has not yet been passed by the Legislative Yuan.

Furthermore, the laws, regulations and legal requirements in many of the countries in which our games are distributed are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us. If the cost of regulatory compliance increases for our licensees as a result of regulatory changes, our licensees may seek to reduce royalties and license fees payable to us, which may materially and adversely affect our business, results of operations and financial condition.

Our online games may be subject to governmental restrictions or ratings systems, which could delay or prohibit the release of new games or reduce the existing and potential range of our user base.

Legislation is periodically introduced in many of the countries in which our games are distributed to establish a system for protecting consumers from the influence of graphic violence and sexually explicit materials contained in various types of games. For instance, Korean law requires online game companies to obtain ratings classifications and implement procedures to restrict the distribution of online games to certain age groups. Similar mandatory ratings systems and other regulations affecting the content and distribution of our games have been adopted or are under review in Taiwan, China, the United States and other markets for our online games. In the future, we may be required to modify our game contents or features or alter our marketing strategies to comply with new governmental regulations or ratings assigned to our current or future games, which could delay or prohibit the release of new games or upgrades and reduce the existing and potential range of our user base. Moreover, uncertainties regarding governmental restrictions or ratings systems applicable to our business could give rise to market confusion, thereby materially and adversely affecting our business, financial condition and results of operations.

Since the ROC’s Ministry of Economic Affairs has imposed certain regulatory burdens on Taiwanese online game companies, including our licensee in Taiwan, our licensee in Taiwan may seek to reduce the license fees or royalties paid to us, or ask us to share the cost of regulatory compliance.

In 2006 and 2007, we derived 10.0% and 5.9%, respectively, of our total revenues from our licensee in Taiwan. As a result of increasing disputes between online game companies and consumers in Taiwan, on February 17, 2006, the ROC’s Ministry of Economic Affairs of the Executive Yuan (the “ROC MOEA”) promulgated a model consumer contract that online game companies are encouraged to adopt. In addition, on December 13, 2007, the ROC MOEA promulgated certain standard provisions that must be included in a consumer contract (the “Mandatory Provisions”) that online game companies must adopt, which include, among others, customers’ right to request a full refund on packaged or downloaded software without cause within seven days of purchase, to rescind the contract without cause and claim unused fees within seven days after start of the game, to claim damages suffered from a game program or computer system defect, and to terminate the contract without cause at anytime and claim unused fees after deduction of necessary costs. Since our licensee is obliged to comply with the newly promulgated Mandatory Provisions, the cost of regulatory compliance may increase significantly for our Taiwanese licensee. Our Taiwanese licensee may seek to reduce royalties and license fees, which may materially and adversely affect our business, financial condition and results of operations.

Restrictions and controls on currency exchange in Korea and in certain countries in which our games are distributed may limit our ability to effectively utilize revenues generated in Won to fund our business activities outside Korea or expenditures denominated in foreign currencies, and may limit our ability to receive and remit revenues effectively.

The existing and any future restrictions on currency exchange in Korea, including Korean exchange control regulations, may restrict our ability to convert Won into foreign currencies under certain emergency circumstances, such as natural calamities, wars, conflicts of arms or grave and sudden changes in domestic or foreign economic circumstances, difficulties in Korea’s international balance of payments and international finance and obstacles in carrying out currency policies, exchange rate policies and other Korean macroeconomic policies. Such restrictions may limit our ability to effectively utilize revenues generated in Won to fund our business activities outside Korea or expenditures denominated in foreign currencies.

In addition, the governments in certain markets in which our games are distributed, including Thailand, Taiwan and China, impose controls on the convertibility of local currency into foreign currencies and, in some cases, the remittance of currency outside their countries. Under current foreign exchange control regulations of certain markets, shortages in the availability of foreign currency may restrict the ability of our overseas licensees to pay license fees and royalties, most of which are paid in U.S. dollars, to us. Restrictions on our ability to receive license fees, royalties and other payments from our licensees would adversely affect our financial condition and liquidity.

Adverse changes in the withholding tax rates in the countries from which we receive license fees and royalties could adversely affect our net income.

We may be subject to income withholding in countries where we derive revenues. Such withholding is made by our overseas licensees at the current withholding rates in such countries. To the extent Korea has a tax treaty with any such country, the withholding rate prescribed by such tax treaty will apply. Under the Corporation Tax Law of Korea, we are entitled to and recognize a capped tax credit computed based on the amount of income withheld overseas when filing our income tax return in Korea. Accordingly, the amount of taxes withheld overseas may be offset against tax payable in Korea.

The limited tax rates on royalties pursuant to tax treaties that Korea entered into have not changed recently other than with regards to the limited tax rates in Thailand. The tax treaty between Korea and Thailand previously applied a uniform limited tax rate on royalties of 15%. Such tax rate has been revised, effective as of January 1, 2008, to a tax rate of 5% for the right to use software and tapes related to broadcasting and scientific research, 10% for patent rights and trademarks and 15% for use of industrial, commercial and scientific equipment and information. While this tax rate change is not adverse for us, any adverse changes in tax treaties between Korea and the countries from which we receive license fees and royalties, such as with the rate of withholding tax in the countries in which our games are distributed or in Korean tax law enabling us to recognize tax credits for taxes withheld overseas, could adversely affect our net income.

Risks Relating to Our Market Environment

Our businesses may be adversely affected by developments affecting the economies of the countries in which our games are distributed.

Our future performance will depend in large part on the economic growth of our principal markets. Our top geographic markets in terms of revenues generated were Japan, Korea, the United States and Canada, Taiwan and Hong Kong, and Thailand, representing 47.0%, 27.6%, 6.5%, 5.9% and 2.6%, respectively, of our total revenues in 2007. Accordingly, our business, prospects, financial condition and results of operations are subject to the economic, political, legal and regulatory conditions and developments in these countries. Adverse developments in such markets may have an adverse effect on the number of our subscribers and our results of operations, which could have a material adverse effect on our business.

The recent deterioration in global economic conditions has weakened or is likely to weaken the economies of the countries in which our games are distributed. The global economy was recently generally favorable until the second half of 2007 when the U.S. subprime mortgage crisis and falling property values contributed to a slowdown in the U.S. economy, which began to affect the economies of other countries. Many countries now face economic slowdowns or recessionary pressures due to a credit crunch in the global financial markets and increased inflation due to the rising costs of commodities and raw materials, including oil, metal and agricultural products. This inflationary pressure is unlikely to subside in the near future due to investment speculation, increased demand from emerging markets such as India and China, and a weak U.S. dollar which makes dollar denominated commodities more expensive. Such economic slowdown and inflationary pressure could have a significant impact on consumer confidence and discretionary spending, which could materially and adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could result in foreign currency exchange losses.

In 2007, approximately 72.4% of our revenues were denominated in foreign currencies, primarily in the U.S. dollar and Japanese Yen. In most of the countries in which our games are distributed, other than the United States, Japan and Europe, the revenues generated by our licensees in those markets are denominated in local currencies, which include the NT dollar, the Thai Baht and Chinese Yuan. Depreciation of these local currencies against the U.S. dollar will result in reduced license fees and monthly royalty payments in U.S. dollar terms and may materially and adversely affect our financial condition and results of operations.

While we receive monthly royalty revenues from our overseas licensees in foreign currencies, substantially all of our costs are denominated in Won. Our financial statements are also prepared and presented in Won. We receive monthly royalty payments from our overseas licensees based on a percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. We generally receive these royalty payments 20 to 30 days after such record date (except in Europe, Chile and China, where such payments are received up to 60 days after the record date). Appreciation of the Won against these foreign currencies during this period will result in foreign currency losses that may materially and adversely affect our financial condition and results of operations.

As of December 31, 2007, we have not entered into any outstanding foreign currency forward exchange contract. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost-effective manner, or at all.

Increased tensions with North Korea could adversely affect us and the price of our ADSs.

Relations between Korea and North Korea have been tense over most of Korea’s history and the Demilitarized Zone between the two countries is the most fortified border in the world. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea, North Korea and the United States.

More recently, North Korea, Korea, the United States, China, Japan and Russia entered an accord in February 2007, whereby North Korea would begin to disable its nuclear facilities in return for fuel oil and aid. After several months of alleged non-compliance by North Korea and other related disputes among the parties, North Korea shut down its sole functioning nuclear reactor in Yongbyon and allowed the inspection team of the International Atomic Energy Agency to visit North Korea to monitor the shutdown and sealing of the facilities in July 2007. At the six-party talks in Beijing in October 2007, North Korea agreed to disable its nuclear facility at Yongbyon by the end of the year in a process overseen by a U.S.-led international team and to disclose all of its nuclear programs in return for one million tons of heavy fuel oil and lifting of sanctions by the United States. North Korea complied with disabling its nuclear facility at Yongbyon and the United States and other parties initiated delivery of the heavy fuel oil. However, North Korea failed to address an alleged plutonium-based program, uranium-enrichment program and other nuclear proliferation activities in Syria and North Korea missed the December 31, 2007 deadline to disclose the entirety of its nuclear programs. In April 2008, North Korea and the U.S. agreed to draft two separate declarations, a public one that would address the plutonium-based program, and another classified one that would include the issues of uranium-enrichment program and proliferation. We cannot assure you that these recent events will resolve the tensions with North Korea concerning its nuclear programs and nuclear proliferation activities, or that North Korea will fulfill its obligations under current or future accords, given its history of violating such accords.

In addition, in October 2004, the United States and Korea agreed to a phased downsizing of the number of American troops stationed in Korea from 37,500 to 25,000 by the end of 2008, as part of worldwide U.S. troop realignment plans. However, in April 2008, the presidents of the U.S. and Korea reached an agreement to maintain the current U.S. troop level of 28,500, halting the planned withdrawal of 3,500 more U.S. troops.

Any further increase in geopolitical tensions, resulting from a break-down in contacts, test of long-range nuclear missiles, continuing nuclear programs by North Korea or an outbreak in military hostilities, could adversely affect our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our ADSs.

Disruptions in Taiwan’s political environment could seriously harm our business and operations in Taiwan.

The Chinese government asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the government of Taiwan. The Chinese government has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or a foreign power interferes in Taiwan’s internal affairs. In response, the Taiwanese government promulgated the Referendum Law on December 31, 2003, last amended on May 30, 2006, allowing referenda on a range of issues to be proposed and voted upon. The law allows a referendum on key constitutional issues in the event that Taiwan faces military attack from a foreign power and its sovereignty is threatened. In 2006 and 2007, we derived 10.0% and 5.9%, respectively, of our total revenues from our licensee in Taiwan. Deteriorations in the relationship between Taiwan and China and other factors affecting Taiwan’s political environment may materially and adversely affect our Taiwanese licensee’s business and our results of operations.

Risks Relating to Our American Depositary Shares

The public shareholders of our ADSs may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation and by the laws and regulations governing Korean corporations. The rights and responsibilities of our shareholders and members of our Board of Directors under Korean law may be different from those that apply to shareholders and directors of a U.S. corporation. For example, minority shareholder rights afforded under Korean law often require the minority shareholder to meet minimum shareholding requirements in order to exercise certain rights. Under applicable Korean law, a shareholder must own at least (i) one percent of the total issued shares to bring a shareholders’ derivative lawsuit, (ii) three percent to demand an extraordinary meeting of shareholders, demand removal of directors or inspect the books and related documents of a company, (iii) ten percent to apply to the court for dissolution if there is gross improper management or a deadlock in corporate affairs likely to result in a significant and irreparable injury to the company or to apply to the court for a reorganization in the case of an insolvency and (iv) 20 percent to block a small-scale share exchange that may be approved only by a board resolution. In addition, while the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a U.S. corporation. Although the “business judgment rule” concept exists in Korea, there is insufficient case law or precedent to provide guidance to the management and shareholders as to how it should be applied or interpreted. Holders of our ADSs may have more difficulty protecting their interests against actions of our management, members of our Board of Directors or controlling shareholders than they would as shareholders of a U.S. corporation.

Any dividends paid on our common shares will be in Won and fluctuations in the exchange rate between the Won and the U.S. dollar may affect the amount received by you.

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

Under the terms of the deposit agreement, no consent is required if the common shares are obtained through a dividend, free distribution, rights offering or reclassification of such shares. Under the terms of the deposit agreement, we have consented to any deposit to the extent that, after the deposit, the aggregate number of deposited common shares does not exceed 3,552,229 common shares or any greater number of common shares we determine from time to time (i.e., as a result of a subsequent offering, stock dividend or rights offer), unless the deposit is prohibited by applicable laws or violates our articles of incorporation; provided, however, that in the case of any subsequent offer by us or our affiliates, the limit on the number of common shares on deposit shall not apply to such offer and the number of common shares issued, delivered or sold pursuant to the offer (including common shares in the form of ADSs) shall be eligible for deposit under the deposit agreement, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation or, in the case of any subsequent offer by us or our affiliates, we determine with the depositary to limit the number of common shares so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity of the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional common shares. As a result, if a holder surrenders ADSs and withdraws common shares, the holder may not be able to deposit the common shares again to obtain ADSs.

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

Such exceptions include offering of new shares:

•	through a general public offering;

•	to the members of the employee stock ownership association;

•	upon exercise of a stock option;

•	in the form of depositary receipts;

•	to induce foreign direct investment necessary for business in accordance with the Foreign Investment Promotion Act of Korea;

•	for the purpose of raising funds on an emergency basis;

•	to certain companies under an alliance arrangement with us; or

•	by a public offering or to cause underwriters to underwrite new shares for the purpose of listing them on the Korean public stock markets.

Accordingly, if we issue new shares to non-shareholders based on such exceptions, a holder’s ADSs will be diluted. If none of the above exemptions is available under Korean law, we may be required to grant subscription rights when issuing additional common shares. However, under U.S. law, we would not be able to make those rights available in the United States unless we register the securities to which the rights relate or an exemption from the registration requirements of the Securities Act is available. Under the deposit agreement governing the ADSs, if we offer rights to subscribe for additional common shares, the depositary under the deposit agreement, after consultation with us, may make such rights available to you or dispose of such rights on behalf of you and make the net proceeds available to you or, if the depositary is unable to take such actions, it may allow the rights to lapse with no consideration to be received by you. The depositary is generally not required to make available any rights under any circumstances. We are under no obligation to file a registration statement under the Securities Act to enable you to exercise preemptive rights in respect of the common shares underlying the ADSs, and we cannot assure you that any registration statement would be filed or that an exemption from the registration requirement under the Securities Act would be available. Accordingly, you may not be entitled to exercise preemptive rights and may thereby suffer dilution of your interests in the Company.

You will not be treated as our shareholder and you will not have shareholder rights such as the voting rights of a holder of common shares.

As an ADS holder, we will not treat you as one of our shareholders and you will not have the rights of a shareholder. Korean law governs shareholder rights. The depositary will be the shareholder of the common shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. Upon receipt of the necessary voting materials, you may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you only when we deliver them to the depositary with sufficient time under the terms of the deposit agreement. If there is a delay or loss of the proxy materials, we cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders’ meeting to ensure that you may instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.

You would not be able to exercise dissent and appraisal rights unless you have withdrawn the underlying common shares from the depositary facility and become our direct shareholder.

In some limited circumstances, including the transfer of the whole or any significant part of our business, our acquisition of a part of the business of any other company having a material effect on our business, or our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares under Korean law. However, if you hold our ADSs, you will not be able to exercise such dissent and appraisal rights unless you have withdrawn the underlying common shares from the depositary facility and become our direct shareholder prior to the record date for the shareholders’ meeting at which the relevant transaction is to be approved.

We may amend the deposit agreement and the American Depositary Receipts without your consent for any reason and, if you disagree, your option will be limited to selling the ADSs or withdrawing the underlying securities.

We may agree with the depositary to amend the deposit agreement and the American Depositary Receipts without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary, for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If you do not agree with an amendment to the deposit agreement or the ADRs, your option is limited to selling the ADSs or withdrawing the underlying securities. No assurance can be given that the sale of ADSs would be made at a price satisfactory to you in such circumstances. In addition, the common shares underlying the ADSs are not listed on any stock exchange in Korea. Your ability to sell the underlying common shares following withdrawal and the liquidity of the common shares may be limited.

You may be subject to Korean withholding tax.

Under Korean tax law, if you are a U.S. investor, you may be subject to Korean withholding taxes on capital gains and dividends with respect of the ADSs unless an exemption or a reduction under the income tax treaty between the United States and Korea is available. Under the Korea-United States tax treaty, capital gains realized by holders that are residents of the United States eligible for treaty benefits will not be subject to Korean taxation upon the disposition of the ADSs. However, under the Korea-United States tax treaty, the following holders are not eligible for such tax treaty benefits: (i) in case the holder is a United States corporation, if by reason of any special measures, the tax imposed on such holder by the United States with respect to such capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and 25% or more of the holder’s capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States and (ii) in case the holder is an individual, if such holder maintains a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and the holder’s ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or such holder is present in Korea for a period or periods of 183 days or more during the taxable year.

You may have difficulty bringing an original action or enforcing any judgment obtained outside Korea against us and our directors and officers who are not U.S. persons.

We are organized under the law of Korea, and most of our directors and officers reside in Korea. All or a significant portion of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us court judgments obtained in the United States that are predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. We have, however, irrevocably appointed an agent in New York to receive service of process in any proceedings in the State of New York relating to our ADSs. Notwithstanding the foregoing, there is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States.

ITEM 4.	INFORMATION ON THE COMPANY

4.A.	History and Development of the Company

We were incorporated as a company with limited liability under Korean law on April 4, 2000 under the legal name of GRAVITY Co., Ltd. In March 2003, we established GRAVITY Interactive, LLC, our wholly-owned subsidiary in the United States. The name of GRAVITY Interactive, LLC was changed on January 1, 2006 to GRAVITY Interactive, Inc. (“GRAVITY Interactive”). In January 2004, we acquired 50% of the voting shares of GRAVITY Entertainment Corporation (“GRAVITY Entertainment”), formerly RO Production Co., Ltd., our subsidiary in Japan. In October 2004, we obtained from GungHo Online Entertainment, Inc., then the other 50% shareholder of RO Production Co., Ltd., their ownership interest in RO Production Co., Ltd., which made GRAVITY Entertainment Corporation our wholly-owned subsidiary. RO Production Co., Ltd. changed its corporate name to GRAVITY Entertainment Corporation on February 5, 2005. In April and May 2005, we acquired an aggregate of 88.15% equity interest in TriggerSoft Corporation, which developed our R.O.S.E. Online game. TriggerSoft Corporation went into liquidation in May 2007 and the liquidation was completed in October 2007. In November and December 2005, we acquired an aggregate of 96.11% of the total shares of NEOCYON, Inc. (“NEOCYON”), which provides mobile multimedia and online game distribution services in Korea and Russia. In August 2006, we founded GRAVITY EU SASU, a wholly-owned subsidiary based in France (“GRAVITY EU”), and in September 2006, we acquired 100% of the voting shares of GRAVITY CIS, Inc. (“GRAVITY CIS”), formerly Mados, Inc., from Cybermedia International, Inc., a former subsidiary of NEOCYON, Inc. On November 21, 2007, the name of GRAVITY CIS, Inc. was changed to GRAVITY CIS Co., Ltd. In May 2007, we established GRAVITY Middle East & Africa FZ-LLC, a wholly-owned subsidiary in Dubai (“GRAVITY Middle East & Africa”). In October 2007, we founded GRAVITY RUS Co., Ltd., a Russia-based subsidiary (“GRAVITY RUS”), and acquired 99.99% of the voting shares, and transferred 100% of the voting shares of GRAVITY CIS Co., Ltd. to GRAVITY RUS Co., Ltd. in December 2007. In October 2007, we formed L5 Games Inc., a game development studio in the U.S. (“L5 Games”), which is a wholly-owned subsidiary of GRAVITY Interactive, Inc. On April 1, 2008, GungHo Online Entertainment, Inc. acquired shares of the Company’s common stock, after which it became our largest shareholder, beneficially owning approximately 52.4% of our common shares. GungHo subsequently purchased more shares and beneficially owns approximately 59.3% of our common shares as of June 24, 2008.

Our registered office is located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-270. Our telephone number is (822) 2132-7000. Our address for service of process in the United States is GRAVITY Interactive, Inc., 4499 Glencoe Avenue, Marina Del Rey, California 90292.

For the years ended December 31, 2005, 2006 and 2007, we expended Won 8,459 million, Won 2,858 million and Won 4,243 million (US$4,534 thousand) for capital expenditures (including capitalized interest) in connection with the purchase of property and equipment.

4.B.	Business Overview

Overview

We are a leading developer and publisher of online games in Japan, Brazil, the Philippines, Indonesia, Singapore, Malaysia, Thailand, Russia and Taiwan based on the number of peak concurrent users. We are based in Korea and our principal product, Ragnarok Online, is commercially offered in Korea and 23 other countries and markets. R.O.S.E. Online is commercially offered in the United States and Canada. Emil Chronicle Online is commercially offered in Korea, Thailand and Hong Kong. Pucca Racing is commercially offered in Korea and Thailand. Requiem is commercially offered in Korea and 17 other countries. Time N Tales and STYLIA are commercially offered in Korea. We also offer a number of mobile games and license the merchandizing rights of character-related products based on our online games. We intend to diversify our online game offering by developing online games internally as well as publishing additional online games developed by third parties. We have produced a televised animation series and intend to create other animation products for international distribution in the future.

In all the countries in which our games are offered, our overseas licensees are responsible for the marketing, operation, billing and customer service in their respective markets in close cooperation with us, except in Korea, the United States and Canada, Russia and CIS countries, and France and Belgium. Our license agreements have an initial term of two years and are subject to renewal every year once the initial term expires. We rely on the initial license fees and the ongoing royalties from our overseas licensees for a significant portion of our revenues. The ongoing royalties are based on a percentage of revenues generated by our overseas licensees from the subscriptions to our games in their respective markets. We directly manage game operations in Korea, while in the United States and Canada, our wholly-owned subsidiary, GRAVITY Interactive, Inc., is responsible for all aspects of the game operations. GRAVITY CIS, Inc. and GRAVITY EU SASU, our subsidiaries, are responsible for game operations in Russia and CIS countries and in France and Belgium, respectively.

The table below provides for the periods indicated, the peak concurrent users and average concurrent users of Ragnarok Online since August 1, 2002, in each of our principal markets for Ragnarok Online.

	Taiwan/Hong Kong		Thailand		Japan		China		Korea		USA/Canada
	PCU(1)	ACU(2)	PCU	ACU	PCU	ACU	PCU	ACU	PCU	ACU	PCU	ACU

3Q 2002	73,274	31,338	—	—	—	—	—	—	24,966	13,880	—	—
4Q 2002	112,823	53,134	40,807	25,451	56,033	33,875	—	—	31,294	14,930	—	—
1Q 2003	158,695	79,410	65,100	22,519	58,785	34,076	—	—	28,598	15,758	—	—
2Q 2003	184,436	83,762	60,600	37,025	75,582	32,146	112,844	73,100	29,103	14,687	—	—
3Q 2003	206,904	91,620	66,700	36,048	75,026	40,634	125,183	87,577	33,491	17,554	9,000	—
4Q 2003	250,030	168,913	72,200	31,757	83,880	47,086	118,257	81,725	27,931	14,430	7,484	5,641
1Q 2004	342,228	220,448	82,385	43,609	89,111	50,306	147,059	97,547	30,059	15,439	9,456	6,995
2Q 2004	339,843	176,976	86,133	56,465	101,983	50,132	116,208	81,240	22,051	11,236	11,230	8,477
3Q 2004	352,592	193,132	107,798	64,935	100,503	50,699	100,002	78,509	26,508	13,023	12,965	8,919
4Q 2004	325,351	241,170	130,148	81,312	104,559	56,091	78,302	63,767	20,597	10,179	10,011	7,108
1Q 2005	344,534	283,553	116,672	88,475	106,195	59,345	76,993	62,006	22,403	10,569	9,190	6,457
2Q 2005	326,848	231,980	111,959	74,087	96,119	50,253	64,970	46,840	15,784	7,153	8,997	5,378
3Q 2005	213,006	146,467	102,716	71,097	93,954	52,213	58,253	41,756	16,516	8,124	8,219	5,426
4Q 2005	134,869	104,702	75,373	57,948	95,706	49,647	35,336	23,734	13,520	6,401	7,433	4,922
1Q 2006	132,539	107,141	69,997	52,404	75,302	36,362	28,248	21,909	13,145	6,342	8,338	5,222
2Q 2006	115,261	90,536	58,502	42,780	80,800	37,208	24,530	19,275	9,627	4,653	8,495	5,518
3Q 2006	122,978	86,985	116,331	36,361	83,632	35,551	36,290	17,220	9,796	4,837	8,128	5,381
4Q 2006	80,226	55,216	48,514	28,276	105,350	34,057	13,620	9,673	10,296	5,042	8,033	4,569
1Q 2007	78,516	45,993	27,491	19,061	78,053	34,504	14,691	8,516	10,338	5,177	6,538	4,042
2Q 2007	56,663	34,455	19,408	13,673	77,151	35,633	11,986	5,809	8,046	4,721	6,468	3,363
3Q 2007	39,983	28,097	12,931	8,562	66,441	23,975	10,108	5,541	7,997	4,575	4,604	2,491
4Q 2007	34,982	24,935	63,445	38,511	60,788	24,018	7,760	3,936	7,854	4,562	4,638	2,648
1Q 2008	36,429	29,893	63,316	25,942	61,800	24,674	8,609	4,469	6,785	3,219	4,334	2,469

Notes:

(1)	PCU, or peak concurrent users, represents the highest number of users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

(2)	ACU, or average concurrent users, represents the average number of concurrent users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

(3)	We believe that the number of users as measured by PCU or ACU (i) is reflective of our active user base and (ii) is correlated to revenues as revenues from an online game depend on the numbers of users as well as the time spent playing the game. However, PCU and ACU are not measures under accounting principles generally accepted in Korea (“K-GAAP”) or US GAAP and should not be construed as an alternative to operating income or another measure of performance determined in accordance with K-GAAP or US GAAP. Other companies may determine PCU or ACU differently than we do.

The following table sets forth a summary of our consolidated statement of operations showing revenues from our online games (by type of revenue and geographic market), mobile games, and character merchandising and other revenue as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
	2005			2006			2007		2007(1)		2007
									(Unaudited)
	(In millions of Won and thousands of US$, except percentages)

Online, game revenues(2):
Subscriptions:
Korea	~~W~~	8,548	16.0%	~~W~~	5,650	13.8%	~~W~~	6,238	US$	6,666	15.5%
United States/Canada		2,701	5.1		2,770	6.7		2,608		2,787	6.5
Others		—	—		—	—		559		597	1.4
Royalties and license fees:
Japan		15,447	28.9		15,388	37.6		17,849		19,074	44.4
Taiwan/Hong Kong		9,770	18.3		4,050	9.9		2,345		2,505	5.8
Thailand		4,817	9.0		2,505	6.1		1,034		1,105	2.6
Others		7,341	13.8		4,180	10.2		3,470		3,708	8.6

Subtotal		37,375	70.0		26,123	63.8		24,698		26,392	61.4

Mobile games		1,664	3.1		3,840	9.4		4,063		4,342	10.1
Character merchandising and other revenue		3,096	5.8		2,580	6.3		2,063		2,205	5.1

Total revenues	~~W~~	53,384	100.0%	~~W~~	40,963	100.0%	~~W~~	40,229	US$	42,989	100.0%

Notes:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 935.8 to US$1.00.

(2)	Online game revenues include revenues from Ragnarok Online, R.O.S.E. Online, Requiem, Time N Tales, Emil Chronicle Online, Pucca Racing and STYLIA.

Our products

We currently have four product lines: massively multiplayer online role playing games, casual online games, mobile games, and animation and character-based merchandise. Revenues from our principal product, Ragnarok Online, accounted for 78.3% of our total revenues in 2006 and 77.3% of our total revenues in 2007. We are seeking to diversify our revenue sources by offering additional massively multiplayer online role playing games, casual online games, and other products and services, including mobile games.

Massively multiplayer online role playing games

Currently, we commercially offer five massively multiplayer online role playing games, Ragnarok Online, R.O.S.E. Online, Requiem, Time N Tales and Emil Chronicle Online. In addition, we are currently in the process of developing an additional massively multiplayer online role playing game, Ragnarok Online II.

The following table summarizes the massively multiplayer online role playing games that we are either currently offering or in the process of developing.

Date of Commercial
Title	Description	Game Source	Launch/Testing(2)

Ragnarok Online	Action adventure with 99 levels of skill upgrades, which features two-dimensional characters in three-dimensional backgrounds(1)	Developed in-house	Launched in August 2002
R.O.S.E. Online	Three-dimensional action adventure with seven independent storylines	Originally licensed from third party developer; currently owned by the Company(3)	Launched in January 2005
Requiem	Three-dimensional action adventure	Developed in-house	Launched in October 2007
Time N Tales	Two-dimensional real-time tactical game	Licensed from third party developer	Launched in July 2006
Emil Chronicle Online	Three-dimensional action adventure	Licensed from third party developer	Launched in August 2007
Ragnarok Online II	Three-dimensional sequel to Ragnarok Online	Developed in-house	Currently in development with open beta testing since May 2007 and expectation to launch in the fourth quarter 2008

Notes:

(1)	A game with such features is generally referred to as a 2.5 dimensional game.

(2)	The actual date of commercial launch of games are dependent on a variety of factors, including technical viability and durability, availability of in-house development capability, market conditions, beta testing results and availability of licensing partners in various jurisdictions, among others.

(3)	We acquired an aggregate of 88.15% equity interest in TriggerSoft Corporation, which developed R.O.S.E. Online in April and May 2005. TriggerSoft Corporation went into liquidation in May 2007 and the liquidation was completed in October 2007.

Massively multiplayer online role playing games currently offered

Ragnarok Online

Ragnarok Online represented 77.3% of our total revenues or Won 31,114 million (US$33,249 thousand) in 2007, compared with 78.3% of our total revenues or Won 32,086 million in 2006. Ragnarok Online is offered commercially in Korea and 23 other countries and markets. See Item 4.B. “Business Overview— Our markets — Overseas markets.”

Revenues of Ragnarok Online

		Year Ended December 31,
Revenues	Countries	2005		2006		2007		2007(1)
								(Unaudited)
		(In millions of Won and thousands of US$)

Online game-subscription revenue	Korea	~~W~~	7,913	~~W~~	5,339	~~W~~	5,143	US$	5,496
	United States/Canada		2,665		2,163		2,103		2,247
	Others		—		—		558		596

	Subtotal		10,578		7,502		7,804		8,339

Online game-royalties and license fees	Taiwan/Hong Kong		9,770		4,050		2,345		2,506
	Japan		14,874		14,099		16,791		17,943
	Thailand		4,817		2,505		981		1,048
	Philippines		2,297		1,020		655		700
	China		1,178		516		613		655
	Indonesia		1,107		594		358		383
	Europe		650		534		419		448
	Singapore/Malaysia		894		224		109		117
	Australia/New Zealand		214		155		1		1
	Brazil		772		749		547		585
	India		—		118		152		162
	Chile		—		20		209		223
	Vietnam		—		—		130		139

	Subtotal		36,573		24,584		23,310		24,910

	Total	~~W~~	47,151	~~W~~	32,086	~~W~~	31,114	US$	33,249

Note:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 935.8 to US$1.00.

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

Ragnarok Online is an action adventure-based massively multiplayer online role playing game that combines cartoon-like characters, community-oriented themes and combat features in a virtual world within which thousands of players can interact with one another. Furthermore, we believe that the highly interactive and community-oriented nature of Ragnarok Online, such as marriages and organization of guilds, is important to users who appreciate social interaction in a virtual setting.

Other key features of Ragnarok Online include the following:

•	players may assume an ongoing role, or alter-ego, of a particular game character, each with different strengths and weaknesses. In Ragnarok Online, the user starts as a “novice” and undergoes training in a specialized mapped game zone to become familiar with the game features. Once that stage is completed, the user can choose from six basic characters, each with a distinct combination of different traits;

•	as each game character advances in challenge levels, the character can enter into a greater range of mapped game zones and develop into a more sophisticated game character in terms of game attributes and special powers;

•	Ragnarok Online characters may visually express the users’ mood and emotions by using emotive icons that appear within a bubble above the characters’ heads. We believe that this feature significantly expands the interface for user interaction and elevates the level of social reality of the game;

•	game features may be traded or sold within the game, and game characters may simulate real-life experiences such as marriage, group fights and joining a guild. In addition, players may communicate with each other through in-game chatting or instant messaging;

•	special events are held from time to time to stimulate community formations. For example, we periodically host “fortress raids” whereby players are encouraged to organize themselves into a team to compete against other teams to capture a fortress within a set time; and

•	the game has no preordained ending and is designed to continuously evolve in terms of plots, mapped game zones and character attributes through enhancements from time to time.

We believe that the personal computer, or PC, configurations required to run Ragnarok Online are lower than or on par with many other competing massively multiplayer online role playing games, which we believe has facilitated our successful entry into and expansion of Ragnarok Online in many of the developed and developing countries in which Ragnarok Online is distributed. As we were developing and preparing to launch Ragnarok Online in Korea and our overseas markets, we carefully balanced perceived demand for sophisticated three-dimensional graphics with prevailing computer processing and graphics capabilities in such markets. Based on these considerations, we opted to launch Ragnarok Online based on a combination of two-dimensional characters with a three-dimensional background, which would require lower PC configurations than three-dimensional massively multiplayer online role playing games. The recommended minimum PC configuration for Ragnarok Online is Pentium III 1.6 GHz, 256 MB RAM and 32 MB graphics card. Ragnarok Online can be accessed through a dial-up modem as well as broadband Internet.

R.O.S.E. Online

R.O.S.E. Online, which was commercially launched in January 2005, represented 4.4% of our total revenues or Won 1,760 million (US$1,881 thousand) in 2007.

Revenues of R.O.S.E. Online

		Year Ended December 31,
Revenues	Countries	2005		2006		2007		2007(1)
								(Unaudited)
		(In millions of Won and thousands of US$)

Online game-subscription revenue	Korea	~~W~~	635	~~W~~	52	~~W~~	—	US$	—
	United States/Canada		36		607		505		540

	Subtotal		671		659		505		540

Online game-royalties and license fees	Japan		573		1,289		1,058		1,131
	Indonesia		101		—		72		77
	Philippines		128		250		125		133

	Subtotal		802		1,539		1,255		1,341

	Total	~~W~~	1,473	~~W~~	2,198	~~W~~	1,760	US$	1,881

Note:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 935.8 to US$1.00.

R.O.S.E. Online, a three-dimensional game, is the first online game developed by a third party that we published pursuant to an exclusive publishing license agreement. R.O.S.E. Online was developed by TriggerSoft Corporation, in close coordination with our in-house game development team. In May 2005, we acquired control of

TriggerSoft Corporation to enhance our ability to update and improve R.O.S.E. Online on a more effective and timely basis. We commercialized R.O.S.E. Online in Korea and the Philippines in January and September 2005, respectively and terminated its service in April and July 2007, respectively. We have been offering commercial service of R.O.S.E. Online in the United States and Canada since 2005. In March 2007, we terminated the publishing business of R.O.S.E. Online in Japan, which had been commercialized in August 2005, and transferred all the rights of R.O.S.E. Online to Faith, Inc. in Japan. All the rights of R.O.S.E. Online for the United States, Canada and Mexico were transferred to GRAVITY Interactive, Inc. in June 2007, to P.T. Serenity Mega Media for Indonesia, Malaysia and Singapore in November 2007, to Frank Education Investment and Management Co., Ltd. for China in March 2008, to MacroWell Technology Co., Ltd. for Thailand in April 2008 and to Feng Yun Network Technique Co., Ltd. Tianjin for Vietnam in April 2008.

Requiem

We commercially launched Requiem in Korea in October 2007, which represented 1.6% of our total revenues or Won 644 million (US$688 thousand) in 2007.

Revenues of Requiem

		Year Ended December 31,
Revenues	Countries	2006		2007		2007(1)
						(Unaudited)
		(In millions of won and
		thousands of US$)

Online game-subscription revenue	Korea	~~W~~	—	~~W~~	644	US$	688

	Total	~~W~~	—	~~W~~	644	US$	688

Note:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 935.8 to US$1.00.

Unlike Ragnarok Online, which we believe did not emphasize violent themes, we designed Requiem to showcase user-to-user combat. In addition, we used advanced game development engines for enhanced graphics and to support the game’s speedy and streamlined action movements. We commercially launched Requiem in the United States, Canada, Armenia, Azerbaijan, Belorussia, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan in June 2008.

Time N Tales

We commercially launched Time N Tales in July 2006 under a publishing agreement entered into with Ndoors Corp., a Korean online game developer, in November 2005. Time N Tales allows gamers to embark on exciting time travel through numerous scenarios and stages with a wide variety of characters. Game users develop and improve their game characters as they complete series of quests and progress through the numerous game levels. Time N Tales allows gamers to engage in real-time battles between large numbers of characters by formulating parties comprised of up to five or six heroes and mercenaries. The amount of revenues from Time N Tales in 2007 represented less than 1% of our total revenues.

Emil Chronicle Online

We commercially launched Emil Chronicle Online in Korea, Thailand and Hong Kong in August 2007, September 2007 and June 2008, respectively. Emil Chronicle Online is the first online game developed by GungHo Online Entertainment, Inc., the publisher of Ragnarok Online in Japan. We have entered into a software licensing agreement for the right to publish Emil Chronicle Online worldwide, except for Japan. We entered into license and distribution agreements for Emil Chronicle Online in Singapore, Malaysia, Brunei, Thailand, the Philippines, Indonesia, Vietnam, Australia and New Zealand with Infocomm Asia Holdings Pte Ltd. in November 2006, in China with a wholly-owned subsidiary of The9 Limited in January 2007 and in Taiwan and Hong Kong with GameCyber Technology Ltd. in August 2007. The licensee in Thailand was changed to Onenet Co., Ltd. in

February 2007. The amount of revenues from Emil Chronicle Online in 2007 represented less than 1% of our total revenues.

Expected future release of massively multiplayer online role playing game

Ragnarok Online II

Ragnarok Online II is a sequel to Ragnarok Online and is a scenario based massively multiplayer online role playing game particularly renowned for its adopted character and community features. Ragnarok Online II includes pastel-type graphics, advanced character customization and detailed monsters and non-player characters. Ragnarok Online II also adopts cartoonist Mr. Myoung-Jin Lee’s original drawings from his comic book Ragnarok and music from composer Kanno Yoko. We currently have 33 designers, 15 programmers and 11 game planners dedicated to the development of Ragnarok Online II, inclusive of outsourced developers. We have been conducting open beta testing of Ragnarok Online II since May 2007 and expect to launch the game in the fourth quarter 2008, although no assurance can be given that we can meet this anticipated launch date. See Item 3.D. “Risk Factors — If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected.”

Casual online games

Currently, we commercially offer one casual online game, Pucca Racing, and we have a casual online portal site, STYLIA, through which we provide two casual games, Love Forty and TV Boyz.

The following table summarizes the casual online games that we are currently offering.

Date of Commercial
Title	Description	Game Source	Launch/Testing(1)

Pucca Racing	Casual online racing game	Developed in-house	Launched in September 2007
STYLIA	Casual online game portal site	Licensed from third party developer	Launched in June 2006

Note:

(1)	The actual date of commercial launch of games are dependent on a variety of factors, including technical viability and durability, availability of in-house development capability, market conditions, beta testing results and availability of licensing partners in various jurisdictions, among others.

Casual games currently offered

Pucca Racing

We commercially launched Pucca Racing in Korea and in Thailand in September 2007 and March 2008, respectively. Pucca Racing was co-developed by us and Vooz Co., Ltd. which originally designed Pucca characters. The most distinguishing characteristic of the game is its simple game play based on classic bike racing, allowing players of all age groups to freely enjoy the game. Players can apply various control techniques to achieve fast acceleration and lively movements based on performance differences across a wide selection of bikes. Furthermore, we believe the use of famous race tracks from countries around the world makes the game even more unique and fun to play. The amount of revenues from Pucca Racing in 2007 represented less than 1% of our total revenues.

STYLIA

Through STYLIA, we are currently offering two casual games, Love Forty, an online tennis game, and TV Boyz, a three-dimensional action game. The amount of revenues from STYLIA in 2007 represented less than 1% of our total revenues.

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

Revenues from our mobile business

	Year Ended December 31,
Countries	2005		2006		2007		2007(1)		2007
					(Unaudited)
	(In millions of Won and thousands of US$, except percentages)

Korea	~~W~~	1,237	~~W~~	3,722	~~W~~	3,673	US$	3,925	90.4%
Japan		67		59		390		417	9.6
United States/Canada		—		39		—		—	0.0
Others		360		20		—		—	0.0

Total	~~W~~	1,664	~~W~~	3,840	~~W~~	4,063	US$	4,342	100.0%

Note:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 935.8 to US$1.00.

Our game-related products and services

Animation

GRAVITY Entertainment Corporation, our Japanese subsidiary, entered into an agreement with G&G Entertainment Inc. and three other Japanese media and entertainment companies for the production and distribution of 26 half-hour episode animation series based on the storyline and characters of Ragnarok Online. The series was broadcasted on television in nine countries from 2004 through 2007, and will be broadcasted in more countries. We have also entered into an agreement to broadcast such series in Thailand. The animation series of Ragnarok Online has been sold in DVD and VOD (video on demand) format in North America since March 2006 and it has also been distributed in Europe. In addition to the potential revenue generated from the sale of broadcasting rights, videos, DVDs and Internet viewing, we believe that our animation products will enhance the brand recognition of Ragnarok Online and facilitate cross-selling of other products. Our revenues from our animation business was Won 33 million (US$35 thousand) in 2007 and Won 24 million in 2006, which represented less than 1% of our total revenues.

Game character merchandising

In order to optimize the commercial opportunities presented by the popularity generated by our games and game characters, we and our licensees have been marketing dolls, stationery and other character-based merchandise, as well as game manuals, monthly magazines and other publications, based on Ragnarok Online characters. In Japan, we have been conducting game character merchandising by selling game packages in connection with the game distribution. We also market the merchandise through convenience stores where, in China and many Southeast Asian countries, prepaid game cards for our games are sold.

We have entered into arrangements with nine Korean vendors and eleven overseas vendors to license Ragnarok’s animation characters in Korea, Japan, the United States, Taiwan, Hong Kong, China, Thailand, the Philippines, Indonesia, Singapore, Malaysia and Brazil. We have also entered into arrangements to license R.O.S.E. Online, STYLIA, Time N Tales, Emil Chronicle Online in Korea since 2005. In 2007, the total amount of license fees from our contracts with Korean vendors was approximately Won 377 million (US$403 thousand) and the total amount of license fees from our contracts with overseas vendors was approximately Won 470 million

(US$502 thousand). We intend to expand our character marketing to other countries in Asia, North and South America and Europe.

Revenues of game character merchandising

	Year Ended December 31,
Countries	2005		2006		2007		2007(1)		2007
							(Unaudited)
	(In millions of Won and thousands of US$, except percentages)

Korea	~~W~~	204	~~W~~	201	~~W~~	377	US$	403	44.5%
Japan		1,430		1,075		470		502	55.5
Taiwan/Hong Kong		198		34		—		—	0.0
Others		19		73		—		—	0.0

Total	~~W~~	1,851	~~W~~	1,383	~~W~~	847	US$	905	100.0%

Note:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 935.8 to US$1.00.

Our markets

In terms of revenue by geographic area, Japan, Korea, the United States and Canada, Taiwan and Hong Kong, and Thailand were our biggest geographic markets in 2007. Each of these geographic areas is serviced either by us or one distribution company. We directly manage game operations in Korea and our wholly-owned subsidiary, GRAVITY Interactive, manages game operations in the United States and Canada. GungHo Entertainment Inc., Soft-World International Corporation and Asiasoft International Company Ltd. are our licensees for Japan, Taiwan and Hong Kong, and Thailand, respectively.

Operations by geographic area

	Year Ended December 31,
Countries	2005		2006		2007		2007(1)		2007
							(Unaudited)
	(In millions of Won and thousands of US$, except percentages)

Japan	~~W~~	17,246	~~W~~	16,913	~~W~~	18,899	US$	20,196	47.0%
Korea		10,093		10,155		11,119		11,882	27.6
United States/Canada		2,701		2,868		2,614		2,793	6.5
Taiwan/Hong Kong		10,582		4,092		2,369		2,532	5.9
Thailand		4,933		2,545		1,054		1,126	2.6
Others		7,829		4,390		4,174		4,460	10.4

Total	~~W~~	53,384	~~W~~	40,963	~~W~~	40,229	US$	42,989	100.00%

Note:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 935.8 to US$1.00.

Korea

In Korea, we commercially launched Ragnarok Online, R.O.S.E. Online, STYLIA, Time N Tales, Emil Chronicle Online, Pucca Racing and Requiem in August 2002, January 2005, June 2006, July 2006, August 2007, September 2007 and October 2007, respectively, and began to charge subscribers. Our game subscribers in Korea consist of individual PC account subscribers and Internet café subscribers. Individual PC account subscribers are individuals who log on to our game servers from places other than Internet cafés, such as from home or work, whereas Internet café subscribers are commercial businesses operating Internet café outlets equipped with multiple PCs that provide broadband Internet access to their customers who typically prefer to play the most up-to-date versions of online games. Most Internet cafés charge their customers PC usage and Internet access fees that generally range from Won 500 to Won 1,200 per hour and subscribe to various online games. As of December 31, 2007, over 6,000 Internet cafés offered our games in Korea according to our internal data. In order to offer our games, an Internet café typically purchases minimum game hours from us. In 2007, the subscription collected from Internet cafés accounted for 10.9% of our subscription revenues in Korea.

Overseas markets

Ragnarok Online is commercially offered in 23 overseas countries and markets: Japan, China, Taiwan, Hong Kong, United States, Canada, Australia, New Zealand, Singapore, Malaysia, Thailand, the Philippines, Indonesia, Germany, Austria, Switzerland, Italy, Turkey, Brazil, India, Russia, France and Belgium. We currently plan to conduct closed beta testing of Ragnarok Online in the following 12 countries: United Arab Emirates, Saudi Arabia, Kuwait, Qatar, Bahrain, Oman, Yemen, Iraq, Egypt, Israel, Lebanon and Jordan. Except in the United States, Canada, Australia, New Zealand, Russia, France and Belgium, Ragnarok Online is distributed through local game operators and distributors.

The following table lists the overseas countries in which Ragnarok Online is commercially offered through our licensees, the names of the licensees, the dates of the license agreements, and the commercial launch date and expiry date of the license agreements.

		Date of	Date of
		License	Commercial
Country	Licensee	Agreement	Launch	Date of Expiry

Japan	GungHo Online Entertainment, Inc.	July 2002	December 2002	August 2009(1)
Taiwan/Hong Kong(2)	Soft-World International Corporation	May 2002	October 2002	October 2009(3)
Thailand	Asiasoft International Company Ltd.	June 2002	March 2003	March 2010(4)
China	Shengqu Information Technology (Shanghai) Co., Ltd.(5)	August 2005	May 2003	July 2008
Singapore/Malaysia(2)	Game Flier (Malaysia) Sdn. Bhd.(6)	May 2003	April 2004	October 2009(7)
Philippines	Level Up! Inc.	March 2003	September 2003	August 2008(8)
Indonesia	PT. Lyto Datarindo Fortuna(9)	February 2003	November 2003	February 2010(10)
Europe(11)	Burda Interactive Communities GmbH	November 2003	April 2004	April 2009(12)
Brazil	Level Up! Interactive S.A.	August 2004	February 2005	March 2009(13)
India	Level Up! Network India Pvt. Ltd.	May 2004	March 2006	June 2009(14)
Spain and 25 countries(15)	Gamer Pro SA	September 2005	December 2006	December 2008
Vietnam(16)	VinaGame Software Service JSC(15)	December 2004	April 2007	April 2009

Notes:

(1)	Renewed in August 2006.

(2)	Governed under a single license agreement covering both markets.

(3)	Renewed in October 2007.

(4)	Renewed in March 2008.

(5)	Shengqu is a wholly-owned subsidiary of Shanda Interactive Entertainment Ltd., previously with different licensee.

(6)	Game Flier (Malaysia) Sdn. Bhd. is a wholly-owned subsidiary of Soft-World International Corporation.

(7)	Renewed in October 2007.

(8)	Renewed in March 2006.

(9)	Previously with a different licensee.

(10)	Renewed in February 2008.

(11)	Represents massively multiplayer online role playing game operations in Germany, Austria, Switzerland, Italy and Turkey. A single operator services these five countries under one license agreement.

(12)	License agreement with Burda Holding International GmbH was renewed in April 2007 and April 2008 for additional one year terms respectively under mutual consent of the Company and Burda with the same terms and conditions of the existing license agreement without a written form of agreement.

(13)	Renewed in February 2008.

(14)	Renewed in June 2008.

(15)	The 25 countries are Mexico, Guatemala, El Salvador, Nicaragua, Panama, Honduras, Belize, Cuba, Jamaica, Haiti, the Dominican Republic, Costa Rica, Puerto Rico, Ecuador, Colombia, Peru, Venezuela, Guyana, Surinam, French Guiana, Chile, Bolivia, Paraguay, Argentina and Uruguay. Through our licensee, we commercially launched Ragnarok Online in these 25 countries in December 2006, but the licensee entered bankruptcy and suspended services in May 2007. We intend to terminate this agreement and are currently pursuing various other options in these countries and expect to find an alternative licensee in the near future.

(16)	We commercially launched Ragnarok Online in Vietnam through VinaGame Software Service JSC in April 2007. However, the licensee suspended services in April 2008. We intend to terminate the agreement and expect to sign a similar agreement with Asiasoft International Company Ltd. in the near future.

R.O.S.E. Online is currently commercially offered in the United States and Canada. Emil Chronicle Online is currently commercially offered in Thailand and Hong Kong. Pucca Racing is commercially offered in Thailand. Requiem is commercially offered in the United States, Canada, Armenia, Azerbaijan, Belorussia, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

Our licensees pay us:

•	an initial license fee for initial set-up costs, technical support and advisory services that we provide until commercial launch; and

•	ongoing royalty payments based on a percentage of revenues generated from subscription of the game they service in the respective overseas markets.

In addition, if the license agreement is renewed, we typically negotiate a renewal license fee. The license agreements may be terminated in the event of bankruptcy or a material breach by either party, including by us if the licensee fails to pay royalty fees in a timely manner.

Pricing

Our overseas licensees generally develop, after consultation with us, a retail pricing structure for the users of the game they service in their respective markets. Pricing structures are determined primarily based on the cost of publishing and operating the game, the playing and payment patterns of the users, the pricing of competing games in a given market and the purchase power parity of consumers in that market. Since the launch of Ragnarok Online in August 2002, we have tracked and accumulated user data generated from our user base, which provide us with an extensive database to analyze user patterns and establish pricing for other markets. The pricing for Ragnarok Online has remained generally stable in each of our markets since the respective dates of Ragnarok Online’s commercial launch in those markets.

In December 2006, we started to apply a micro-transaction system (or sale of virtual in-game items model) as an additional business model, by providing virtual item shops in the games where players can purchase a wide array of items to customize, personalize and enhance their characters and game playing experiences. We introduced the micro-transaction model in Japan followed by Taiwan, Hong Kong, China, the Philippines, Thailand, Singapore, Malaysia, Indonesia, Brazil, the United States, Canada, Russia and Korea. In these countries, except India and Russia, we offer our game services with two pricing models together — the subscription and micro-transaction models. We intend to extend our micro-transaction model to other markets. In addition, since January 2007, we have opened free-to-play servers, which only applies the micro-transaction model, in Taiwan, Hong Kong, China, India, Singapore, Malaysia, Indonesia, Russia, the Philippines, Thailand, Brazil and Korea to encourage the players to download and play Ragnarok Online without paying subscription fees or buying playing time and to purchase in-game items pursuant to our micro-transaction model. In India and Russia, we offer our game services with the micro-transaction model only. We also intend to extend free-to-play servers into other markets. The amount of revenue generated from micro-transactions as a percentage of revenue per month from each country varies monthly. For example, the percentage of per month revenue derived from micro-transactions ranged from 24% to 47% of total monthly royalty revenues for Japan from January 2007 through December 2007, 7% to 60% of total monthly royalty revenues for Thailand from February 2007 through December 2007 and 11% to 45% of total monthly revenues for Korea from April 2007 through December 2007. As we establish and refine our micro-transaction model internally and with our licensees, we plan to be able to provide reliable micro-transaction data for our other principal markets in the future.

Korea

Individual PC subscribers in Korea can choose from a number of alternative payment options, including charges made through mobile or fixed telephone service provider payment systems, prepaid cards, gift certificates, online credit card payments and bank transfers. We pay a commission in the range of 1.8% to 15% to third parties to process payments. These third parties bear the delinquency risk associated with payments from subscribers.

Subscription-based fee model

We determine the pricing plan for Ragnarok Online in Korea. We offer separate pricing plans to Internet cafés and individual PC account subscribers. Our subscribers have an option to pay an hourly fee or a flat monthly fee. The following table sets forth our published pricing plans in Korea for Ragnarok Online access as of December 31, 2007, although we provide discounts based on the volume of business generated.

	Subscription Fees

Individual PC users
Flat-fee rate	1 month	~~W~~	22,000
	2 months		41,800
	3 months		59,400
	6 months		112,200
Hourly-fee rate	5 hours		3,300
	20 hours		8,800

	Number of PCs	Flat Fee per PC

Internet cafés(1)
Hourly-fee rate	300 hours	69,300
	600 hours	138,600
	1,000 hours	231,000
	2,000 hours	462,000

Approximately 89.1% of our revenues from Ragnarok Online in Korea in 2007 were derived from subscriptions by individual PC users and the remaining 10.9% was derived from Internet cafés.

Micro-transaction model

We have applied a micro-transaction model in Korea since April 2007. Game users buy RO Cash, the currency of the money used in Ragnarok Online which enable them to buy game items. The price range of each of the game items is between Won 200 and 9,500.

Note:

(1)	Actual monthly and hourly-rate fees may vary depending on volume of use by the subscriber.

Overseas markets

The pricing for Ragnarok Online in our principal overseas markets, Japan, Taiwan and Hong Kong, China, Thailand, and the United States and Canada, is as follows:

Japan

Users in Japan typically pay for access to Ragnarok Online with credit cards or cyber money, which is increasingly becoming a popular payment method in Japan.

Subscription-based fee model

Our licensee in Japan, GungHo Online Entertainment, Inc. offers only one rate for Ragnarok Online and charges Japanese Yen 1,500 per 30 days of unlimited use.

Micro-transaction model

We have applied a micro-transaction model in Japan since December 2006. Game users buy points which enable them to buy game items. The range of the game items is between JPY 50 and 2,000(1).

Points	Retail Price(1)

10,000 points	JPY 1,000
21,000 points	2,000
32,500 points	3,000
55,000 points	5,000
112,000 points	10,000

Note:

(1)	As of December 31, 2007, the noon buying rate of Japanese Yens to U.S. dollars quoted by the Federal Reserve Bank of New York was JPY111.71 to US$1.00.

Taiwan and Hong Kong

In Taiwan and Kong Kong, most users purchase prepaid debit point cards to access Ragnarok Online. The prepaid cards can be purchased online, by mobile phones or at convenience stores, Internet cafés and at other locations. Taiwan has websites dedicated to selling prepaid cards for various uses, including online game payments, which is also used by users in Hong Kong to change their prepaid cards and to buy points.

Subscription-based fee model

Our licensee in Taiwan and Hong Kong, Soft-World International Corporation, typically does not offer a separate subscription plan for Internet café outlets. Our licensee in Taiwan and Hong Kong currently offers approximately 200 different rates for Ragnarok Online.

The following table sets forth our licensee’s published basic pricing for Ragnarok Online access in Taiwan as of December 31, 2007:

Points(1) or Days	Retail Price(2)

150 points	NT$	150
350 points		350
400 points		400
450 points		450
500 points		500
1,000 points		1,000
30 days		350

The following table sets forth our licensee’s published basic pricing for Ragnarok Online access in Hong Kong as of December 31, 2007:

Points(1) or Days	Retail Price(3)

50 points	HK$	12
150 points		39
350 points		88
400 points		98
450 points		113
30 days		88

Micro-transaction model

We have applied a micro-transaction model in Taiwan and Hong Kong since December 2006. Game users buy points which enable them to buy game items. The price range of each of the game items is between NT$100 and 2,000. Users in Hong Kong also buy points based on NT dollars.

Notes:

(1)	Each time a user logs onto Ragnarok Online, 20 points are deducted. After a user’s playtime exceeds 12 hours, additional 20 points are deducted for every 12 hours of use.

(2)	As of December 31, 2007, the noon buying rate of NT dollars to U.S. dollars quoted by the Federal Reserve Bank of New York was NT$32.43 to US$1.00.

(3)	As of December 31, 2007, the noon buying rate of Hong Kong dollars (HK$) to U.S. dollars quoted by the Federal Reserve Bank of New York was HK$7.80 to US$1.00.

China

Our licensee in China, Shanda Interactive Entertainment Limited, operates and offers Ragnarok Online through Shengqu Information Technology (Shanghai) Co., Ltd. its wholly-owned subsidiary. In China, Ragnarok Online can be accessed through prepaid cards. The prepaid card system was introduced to take account of the limited availability of online and credit card payment systems in China. A majority of Ragnarok Online players purchase prepaid debit point cards at Internet cafés or retail game outlets or purchase prepaid online credits by directly paying at Internet cafés, which in turn purchase online credits from our China licensee. Game users can choose between buying hours or days to play since each prepaid card contains a network access password to access Ragnarok Online from a PC at home or at an Internet café and to buy points which enable them to buy game items. Our licensee in China currently offers two different cards: (i) the Shanda Point Card, of which points and hours or days can be used for any game that our licensee publishes and (ii) the Ragnarok Point Card, of which points and hours or days are for Ragnarok Online only. Each prepaid card can be rechargeable through the licensee’s website.

The following table sets forth our licensee’s published basic pricing for the Shanda Point Card in China as of December 31, 2007:

Points	Hours or Days	Retail Price(1)

150 points	25 hours	CNY 10
450 points	75 hours	30
No limit within 30 days	30 days	45

The following table sets forth our licensee’s published basic pricing for the Ragnarok Point Card.

Points	Hours or Days	Retail Price(1)

60 points	10 hours	CNY 5
150 points	25 hours	10
No limit within 7 days	7 days	15
450 points	75 hours	30
No limit within 30 days	30 days	45

In addition, the following table sets forth our licensee’s published basic pricing for the Ragnarok Point Card to be used only for buying points for users of a subscription-based fee model.

Points	Retail Price(1)

500 points	CNY 5
1,000 points	10
3,500 points	35
4,500 points	45
10,000 points	100
30,000 points	300
50,000 points	500
100,000 points	1,000

Subscription-based fee model

Ragnarok Online access prices were set significantly lower in China than in Korea to take into account the prevailing pricing structure of other online games in the Chinese market as well as relatively low consumer spending levels. Our licensee in China currently offers approximately 200 different rates for Ragnarok Online.

Micro-transaction model

We have applied a micro-transaction model in China since January 2007. Game users buy points which enable them to buy game items. The price range of each of the game items is between CNY 100 and 2,000(1).

Note:

(1)	As of December 31, 2007, the noon buying rate of Chinese Yuan to U.S. dollars quoted by the Federal Reserve Bank of New York was CNY 7.29 to US$1.00.

Thailand

Our licensee in Thailand, Asiasoft International Company Ltd., permits users to access Ragnarok Online through prepaid cards. Each prepaid card has a specified maximum number of hours or days of use. Users can purchase prepaid cards from automated teller machines, Internet cafés or convenience stores.

Subscription-based fee model

The following table sets forth our licensee’s published basic pricing for Ragnarok Online access in Thailand as of December 31, 2007:

Hours or Days	Points	Retail Price(1)

5 hours	2,800	THB 28
10 hours	5,500	55
20 hours	8,900	89
40 hours	15,900	159
15 days	18,900	189
20 days	24,500	245
No limit within 30 days	34,900	349
40 days	45,000	450
No limit within 90 days	88,800	888

Micro-transaction model

We have applied a micro-transaction model in Thailand since February 2007. Game users buy points which enable them to buy game items. The price range of each of the game items is between THB 0.01 and 300(1).

Note:

(1)	As of December 31, 2007, the noon buying rate of the Thai Bahts to U.S. dollars quoted by the Federal Reserve Bank of New York was THB 29.50 to US$1.00.

The United States and Canada

GRAVITY Interactive, Inc., our wholly-owned subsidiary in the United States, permits users to access Ragnarok Online using credit cards, money orders, and wire and/or bank transfers.

Subscription-based fee model

The following table sets forth our licensee’s published basic pricing for Ragnarok Online access in the United States and Canada as of December 31, 2007:

	Retail Price
Hours or Month	Money Order		Wire/Bank Transfer		Credit Card/Debit Card

30 hours	US$	9.99	US$	8.99	US$	7.99
1 month		13.99		12.99		12.00
3 months		35.98		33.99		32.00
6 months		63.48		59.99		57.00

Micro-transaction model

We have applied a micro-transaction model in the United States and Canada since June 2007. Game users buy points which enable them to buy game items through credit cards and wire and/or bank transfers. The range of the game items is between US$0.50 and 15. The following table sets forth our licensee’s published basic pricing for points of Ragnarok Online in the United States and Canada as of December 31, 2007.

Points	Retail Price

500 points	US$	4.99
1050 points		9.99
1650 points		14.99
2300 points		19.99
5200 points		39.99

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

In-house game development

We developed Ragnarok Online, Requiem and Pucca Racing in-house. In order to remain competitive, we are focusing our in-house game development efforts on enhancing the game experience and on developing new games, which includes massively multiplayer online role playing games incorporating the latest technologies (including software improving the communication and interaction between players), and casual online games which are becoming popular among younger generations and female users. We currently have one massively multiplayer online role playing game, Ragnarok Online II, under in-house development. Two casual online games, W Baseball and Bodycheck Online, were under in-house development until May 2008 at which point we decided to cease commercialization of these games because the results of our open beta testing indicated that these two games would not be popular. Our game development department is divided into two categories of development teams: one is dedicated to massively multiplayer online role playing games and the other is dedicated to casual online games in operation or under development. As of June 10, 2008, we employed a total of 259 game developers. In addition, in October 2007, we formed L5 Games Inc., a game development studio in San Mateo, California, which is a wholly-owned subsidiary of GRAVITY Interactive, Inc., our operation in the U.S., to develop online games targeting the North American market, one of the fastest growing online gaming markets.

Publishing

We may publish additional games developed by third parties in instances where our management identifies compelling titles in the future. In the event that we decide to pursue publishing the titles of third parties, our publishing and licensing processes include the following:

•	Preliminary screening. Our preliminary screening process for a game typically includes our preliminary review and testing of the game and discussions with the game developer regarding technological and operational questions.

•	In-depth examination, analysis and commercial negotiation. Once a game passes the preliminary screening, we thoroughly review and test the game, conduct a cost analysis, develop operational and financial projections and formulate a preliminary game operating plan. We then begin commercial negotiations with the developer.

•	Game rating and regulatory registration and approval. Once a license agreement for a game is signed, we submit an application to the Game Rating Board to obtain a game rating. This process generally takes approximately 15 days. We also typically register our intellectual property rights with respect to our license agreements with the relevant Korean government agency. We or our licensees follow similar procedures in the respective markets where our games are commercially offered.

•	Testing and marketing. Once the required registration and approvals are obtained, we conduct closed beta testing and open beta testing of the new game and assist the licensor with the development of the game. Closed beta testing usually takes three to six months for massively multiplayer online role playing games but may take significantly more time if material problems are detected. Open beta testing of massively multiplayer online role playing games usually takes three to six months before commercial launch. We

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

In Korea, eight independent promotional agents currently promote our online games to Internet cafés pursuant to agency agreements. Under these agreements, each promotional agent is granted non-exclusive promotion rights within a specified geographical area. The agent is generally paid a monthly base commission of 25% of revenues received from Internet cafés in the allocated area.

We conduct a variety of marketing programs and online and offline events to target potential subscribers accessing the Internet from home. Our main marketing efforts include advertising on website portals and in online game magazines, conducting online promotional events, participating in trade shows and entering into promotional alliances with Internet service providers. We spent Won 6,273 million in 2005, Won 3,744 million in 2006 and Won 6,623 million (US$7,078 thousand) in 2007 on advertising and promotions.

We frequently organize in-game events, such as “fortress raids” for our users, which we believe encourages the development of virtual communities among our users and increases user interest in our games. We also host from time to time in-game tournaments in which users can compete against each other either as a team or individually. In addition, we use in-game events to introduce users to new features of our games. We organized 17 in-game events for Ragnarok Online users in 2006 and 16 in-game events in 2007. In July 2007, we hosted in Korea “Gravity Festival,” a more comprehensive form of “Ragnarok Festival,” an offline event for all users and potential users of our games, at which about 77 professional users and licensees from 17 countries were invited. The event included Ragnarok World Championship, Game Marketing Forum and numerous programs for users. The event had 100,000 participants and was broadcasted over one of Korea’s cable television channels.

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

Our licensees are selected in part on the basis of their marketing capabilities, including the size and scope of their distribution networks. In regions where we have a limited network or presence such as the Middle East and Central Asia, we believe that conducting marketing through our licensees is more effective and cost-efficient than direct marketing by us in light of the established brand recognition and marketing networks of our licensees and their comparative advantage in identifying and taking advantage of the cultural and other local preferences of overseas users. However, in more strategic markets where we anticipate considerable growth such as the United States, we also believe that it is important to enhance our own direct publishing network for online game services.

Game support and customer service

We are committed to providing superior customer service to our users directly and through our licensees. As of June 10, 2008, 33 employees were game masters, or persons who are in charge of testing, updating and providing server maintenance for online games, as well as dealing with customer complaints, 29 employees were members of our domestic customer service team and 67 employees were members of our overseas customer support team. With the diversification of our game offering and in order to better serve our users, we expect to continue to expand the size of our customer service team.

In Korea, we provide customer service for our online games through in-game bulletin boards, call centers, email and facsimile and at our walk-in customer service center. Our in-game bulletin boards allow our customers to post questions to, and receive responses from, other users and our support staff. In our overseas markets, our licensees administer customer service through varying combinations of in-game bulletin boards, call centers, email and facsimile, with assistance from time to time from our overseas customer support staff.

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

We maintain our server hardware in a single climate-controlled facility at Korea Internet Data Center in Yeoksam-Dong, Gangnam-Gu, Seoul, Korea and our other system hardware in our offices in Seoul. As of June 10, 2008, our server network for our game operations in Korea consisted of a total of 609 servers.

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

Competition

We compete primarily with other massively multiplayer online role playing game developers and distributors in each of our markets. In addition, we compete against providers of games on various platforms, such as console games, handheld games, arcade games and mobile games. We compete primarily on the basis of the quality of the online game experience offered by us to our users, which depends on a number of factors, including our ability to do the following:

•	hire and retain creative personnel to develop games that appeal to our users;

•	maintain an online game platform that is stable and is not prone to server shutdowns, connection problems or other technical difficulties;

•	provide timely and responsive customer service; and

•	establish payment systems that are secure and efficient.

Competition in Korea

The online game market in Korea is comprised of the massively multiplayer online game market, the casual online games market and the portal-based online games market. Currently, the leading providers of massively multiplayer online games in Korea, based on the number of peak concurrent users, are NCsoft Corporation, CJ Internet Corporation, Neowiz Games and Blizzard Entertainment. NCsoft’s Lineage, which was released in 1998, and Lineage II, a sequel to the original Lineage in 2003, gained dominant popularity and have maintained both a large number of players and a loyal user base in Korea. CJ Internet commercially launched Sudden Attack in 2006, which is the most popular massively multiplayer online first person shooter game in Korea. Neowiz Games released Special Force, a massively multiplayer online first person shooter game, in 2004 and FIFA Online, a soccer game which was co-developed with Electronic Arts in 2006. Neowiz Games has also been developing three additional online games with Electronic Arts, its second largest shareholder, who owns approximately 19 percent of its common shares. The leading companies in the market for casual online games include Nexon, which is renowned for Maple Story and Kart Rider, and Yedang Online, publisher of the dance game Audition. The leading providers of portal-based online games in Korea are NHN Corporation, operating under the brand portal of Hangame, CJ Internet, operating under the brand portal of NetMarble, and Neowiz Games, operating under the brand portal of Pmang. Many of our competitors have significantly greater financial, marketing and game development resources than we have.

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

Competition in overseas markets

In each of the overseas markets in which Ragnarok Online is distributed, we face strong competitive pressures. For example, Japan’s large game market is primarily driven by console games although online games are gaining popularity among Japanese game users. Consequently, many Japanese console game developers, such as Capcom Entertainment, Inc. and Koei Co., Ltd., have expanded their businesses to online game development with their well-known brands and advanced overall game development systems, which have resulted in more intense competition in the Japanese online game market. Taiwan’s online game industry has demonstrated significant growth in recent years with the market dominated by games developed in China and Korea. Our principal competitors in Taiwan include Blizzard Entertainment, NCsoft Corporation and Nexon Corporation. Thailand is also a fast growing online game market in Asia, where we believe that Ragnarok Online is the dominant online game based on the number of peak concurrent users, as reported by local game magazines and our licensees’ report. There are many online game developers and distributors in China such as The9 Limited, which publishes World of Warcraft, and Shanda Interactive Entertainment, whose principal product is The Legend of Mir II.

Competition from other game platforms

We also compete against PC- and console-based game developers that produce popular package games, such as Electronic Arts, Nintendo, Activision, Sony Computer Entertainment and Take-Two Interactive, and game console manufacturers such as Microsoft, Sony Computer Entertainment and Nintendo, all of which also have their own console game development studios. In May 2002, Sony Computer Entertainment started distributing its PlayStation 2 game consoles equipped with a network adapter to enable online gaming and in November 2002, Microsoft started an online game service for its Xbox Live consoles. Microsoft launched an enhanced version of its console platform in November 2005 with the Xbox360 and Sony Computer Entertainment launched an enhanced version of its console platform in November 2006 with the PlayStation 3, both of which provide services for online games. Nintendo launched its Wii console platform in November 2006. Several PC-based game developers are also introducing online features to their PC-packaged games, such as team plays or users-to-users combat features. Moreover, handheld game consoles are also popular among game users. In November 2004, Nintendo launched Nintendo DS, a sequel to Gameboy Advance, and Sony Computer Entertainment’s PlayStation Portable was released in December 2004.

Competition in the online game market is and is expected to remain intense as established game companies with significant financial resources seek to enter the industry. For a discussion of risks relating to competition, see Item 3.D. “Risk Factors — Risks Relating to Our Business — We operate in a highly competitive industry and compete against many large companies.”

Insurance

We maintain medical and accident insurance for our employees to the extent required under Korean law, and we also maintain fire and general commercial insurance with respect to our facilities. We do not have any business liability or disruption insurance coverage for our operations in Korea. We maintain a directors’ and officers’ liability insurance policy covering certain potential liabilities of our directors and officers. See Item 3.D. “Risk Factors — Risks Relating to our Business — We have limited business insurance coverage in Korea.”

Intellectual property

Our intellectual property is an essential element of our business operations. We rely on intellectual property such as copyrights, trademarks and trade secrets, as well as non-competition, confidentiality and license agreements with our employees, suppliers, licensees, business partners and others to protect our intellectual property rights. Our employees are generally required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership rights that they may claim in those works. With respect to copyrights and computer program rights created by our employees within their employment scope and which are made public bearing our name, we are not required to pay any additional compensation to our employees.

In developing Ragnarok Online, we obtained an exclusive license from Mr. Myoung-Jin Lee to use the storyline and characters from his cartoon titled Ragnarok for the production of online games, animation and character merchandising. See Item 4.B. “Business Overview — Our products — Massively multiplayer online role playing games currently offered — Ragnarok Online.”

We are the registered owner of eight registered software copyrights to seven games: Ragnarok Online, Ragnarok Online II, R.O.S.E. Online, Pucca Racing, Requiem, W Baseball and Arcturus, each of which has been registered with the Korea Software Copyright Committee. We no longer commercially offer Arcturus, a PC-based, stand-alone game. As of June 10, 2008, we owned over 76 registered domain names, including our official website and domain names registered in connection with each of the games we offer. We also had registered trademarks and trademarks pending at patent and trademark offices in 47 countries covering 24 discrete trademarks, three design patents and two analogous design patents, which are variations of the two design patents, registered with the Korea Intellectual Property Office, and registered copyrights covering 11 game characters and 15 online game business models pending with the Korea Intellectual Property Office, in each case as of June 10, 2008.

Seasonality

Usage of our online games has typically increased slightly around the New Year’s holiday and other Korean holidays, in particular during winter and summer school holidays.

Laws and Regulations

We are subject to many laws and regulations in the different countries in which we operate. See Item 3.D. “Risk Factors — Risks Relating to Our Regulatory Environment.” A general overview of the material laws and regulations that apply to our business are provided below for the countries from which we derive a significant portion of our revenues.

Korea

The Korean game industry and online game companies operating in Korea are subject to the following laws and regulations:

The Act on Promotion of the Game Industry

In January 2007, the National Assembly amended the Act on Promotion of the Game Industry (the “Promotion Act”), which became effective on April 20, 2007. Under the amended Article 21 of the Promotion Act, online games are classified into four categories: “suitable for users of all ages,” “suitable for users 12 years of age or older,” “suitable for users 15 years of age or older” and “suitable for users 18 years of age or older.” The 15 years of age category was added between the 12 years of age and 18 years of age categories to increase ratings flexibility. Time N Tales and Love Forty, a game offered through STYLIA, and Pucca Racing have been classified as “suitable for users of all ages.” R.O.S.E. Online, TV Boyz, a game offered through our casual online game portal site, STYLIA, Emil Chronicle Online and Ragnarok Online II have been classified as “suitable for users 12 years of age or older.” Ragnarok Online has been classified as “suitable for users 12 years of age or older” except for one server where player-versus-player combat is allowed, which has been classified as “suitable for users 18 years of age or older.” Requiem has been classified as “suitable for users 18 years of age or older.”

The amendment to the Promotion Act includes for the first time the definition of the term “speculative game.” A speculative game refers to a game that permits betting and offers monetary loss or profit that is determined by chance. Elements that may cause a game to be considered a speculative game include the existence of game money used as a means for betting or game items (items used within the game for progression in the game) that become the subject of exchange with respect to the game money. The Supreme Court decision No. 2007-4702 rendered on October 26, 2007 provided that the determination of whether a business is speculative or not requires a comprehensive consideration of the following factors: the purpose of use, the method and appearance of use, whether money or gifts exchangeable with money are distributed as a result of using the business, the degree and scale thereof, and whether gifts are actually exchanged into cash. Although the new rules and Supreme Court decision are intended to provide more clarity for the determination of whether a game is deemed speculative or not, because our games involve transactions with game items, we may have to expend much effort to ensure that we are in compliance with the new rules.

A game provider has to report any modification in the content of a game to the Game Rating Board, which may require the game to be reclassified depending on the scope of the modification. If the Game Rating Board determines that the game is speculative, it can deny any classification, in which case the game will be prohibited. According to Article 1(2) of the Enforcement Decree of the Promotion Act newly established on May 16, 2007, any games in which money or items of value are collected from a multiple number of persons and profits or losses are allocated based on winnings or losses determined by chance, fall under speculative games. According to Article 16(2) of the Enforcement Decree of the Promotion Act newly established at the same time, so long as certain guidelines are followed, a provision of a gift equivalent to a customer price of Won 5,000 or less, with respect to games that are classified as “suitable for users of all ages,” is not deemed to be an act that encourages gambling. Furthermore, pursuant to Article 38(7) of the Amendment to the Act, the Ministry of Culture, Sports and Tourism may order information and communications service providers to suspend or restrict services in their information and communication networks for games that are not rated, deemed to be speculative games or that are different from the approved and rated version of the game.

The Telecommunications Business Act

Under this Act, a person who intends to run a value-added telecommunications business must report to the Korea Communications Commission (“KCC”) which has the authority to accept and monitor such reports. We are classified as a value-added telecommunications service provider such that we are required to prepare and submit statistical reports regarding, among others, the current status of facilities, subscription records and current status of users to the KCC upon its request. The KCC is responsible for information and telecommunications policies under this Act. In addition, we are required to report any transfer, takeover, suspension or closing of our business activities to the KCC, which may cancel our registration or order us to suspend our business for a period of up to one year if we fail to comply with its rules and regulations.

According to Article 21 of this Act, however, any person who intends to operate a value-added telecommunications business using small-scale telecommunications facilities is exempted from the obligation to report to the KCC. Before this Article was amended, small scale value-added telecommunications business operators had difficulty entering the market because only key telecommunications business operators, such as telephone and Internet service providers, could be exempted from such obligations. The amendment is expected to relieve burdens associated with entering the value-added telecommunications business industry and facilitate its growth, which may result in intensified competition between online game service business operators.

The Act on Consumer Protection for Transactions through Electronic Commerce

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

The Act on Promotion of Information and Communications Network Utilization and Information Protection

Under this Act, we are permitted to gather personal information relating to our subscribers within the scope of their consent. We are, however, generally prohibited from using personal information or providing it to third parties beyond the purposes disclosed in our subscriber agreements. Disclosure of personal information without consent from a subscriber is permitted only if it is necessary for the settlement of information and communication service charges or is expressly permitted by this or any other statute.

We are required to indemnify users for damages occurring as a result of our violation of the foregoing restrictions, unless we can prove the absence of willful misconduct or negligence on our part. We believe that we have instituted appropriate measures and are in compliance with all material restrictions regarding internal mishandling of personal information.

The Korean Civil Code and the Act on the Establishment and Management of the Korea Communications Commission

Pursuant to the Korean Civil Code, contracts entered into with persons under 20 years of age without parental consent may be invalidated. Under the Act on the Establishment and Management of the Korea Communications Commission, the KCC was established to oversee services relating to broadcasting and communications and also to deliberate and resolve matters concerning the protection of users’ information and communications. As a result, telecommunication service contracts and online game user agreements are required to specifically set forth procedures for rescinding service contracts, which may be entered into by persons under 20 years of age without parental consent.

In November 2003, the KCC issued an order addressed to 15 major online game companies in Korea, including the Company, to regulate certain business practices relating to the settlement of service charges involving persons under 20 years of age. The KCC raised concerns about the ability of persons under 20 years of age to subscribe to online game services without parental consent by settling charges payable to online game companies through settlement systems operated by fixed-line or broadband service providers. The order required online game companies to implement more specific and effective procedures to ensure, where relevant, that parental consent has been specifically obtained.

Although only a small number of our current subscribers are using the settlement options mentioned in the KCC order, we are enhancing our age verification and parental consent procedures for players using the relevant settlement options. We do not expect compliance with the KCC order to be burdensome.

The Special Tax Treatment Control Law

From 2002 to 2007, we were entitled to a reduced corporate income tax rate of 13.75%, which is 50% of the statutory tax rate, under the Special Tax Treatment Control Law. This reduced tax rate applies to certain designated small- and medium- sized venture companies operating in Korea for six years. We were entitled to such reduced tax rate for the fiscal year ended December 31, 2007 but we will not continue to be entitled to this reduced tax rate in 2008. See Item 5.A. “Operating Results — Overview.”

Other related laws and regulations

Even though there are no mandatory filing or reporting obligations, since online games generally consist of animation based on computer program software, the Copyright Act and the Computer Programs Protection Act also apply to online games.

Taiwan

Consumer protection

As a result of increasing disputes between online game companies and consumers in Taiwan, on February 17, 2006, the ROC MOEA promulgated a model consumer contract that online game companies are encouraged to adopt and on December 13, 2007, the ROC MOEA promulgated certain standard provisions that must be included in a consumer contract (the “Mandatory Provisions”) that online game companies must adopt, which include, among others, customers’ right to request a full refund of packaged or downloaded software without cause within seven days from their purchase, to rescind the contract without cause and ask for the unused fees within seven days after the start of the game, to claim for damages suffered from the game program or computer system defect, and to terminate the contract without cause at anytime and claim for the unused fees after deduction of necessary costs. In general, the above model contract and Mandatory Provisions impose more responsibilities and liabilities on the online game companies. Moreover, deviations from the Mandatory Provisions may cause certain clauses to be invalidated.

Regulations of Internet content and game software

Pursuant to the Children and Juvenile Welfare Act, it is illegal to transmit or provide children under 18 years of age with, among other things, computer software, Internet, electronic signals, DVDs and compact discs, that contain content which propagates violence, obscenity or similar material that may undermine the mental health of a minor. Any person or entity violating this Act may be subject to a fine and/or the enterprise may be forced to cease to operate for up to one year. In addition, according to this Act and the Regulations for the Rating of Internet Content, or the Regulations, promulgated on April 26, 2004 and last amended on October 17, 2005, under this Act, Internet content shall not violate any mandatory law and shall be classified as “restricted” and therefore shall not be viewed by children and juveniles under the age of 18, if such content meets, among others, any of the following circumstances and harms the physical or mental development of children or juveniles:

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

In addition, the Regulations suggest that the Internet content that is not rated as restricted is better to be viewed by children under the guidance of the parents, guardians or others taking care of them. Internet content rated as restricted shall be labeled in accordance with the Regulations.

Internet café regulation

Currently, there is no mandatory national legislation specifically covering the operation of Internet cafés. However, several municipalities and counties such as Taipei City, Taipei County, Tainan City and Nantou County have promulgated specific ordinances imposing restrictions on Internet cafés, which relate to the location, building structure, facilities, business hours, age limit of customers and the classification of Internet content.

Currently, an Internet café may be set up by registering with the competent authority. The ROC MOEA has proposed draft Statutes of Information-Entertainment Industry legislation that, if implemented, would regulate all Internet cafés located in the ROC. It is unclear, however, whether or when the above draft legislation will be passed by the Legislative Yuan. In addition, pursuant to the Public Order Maintenance Act, Internet cafés may be subject to a fine and/or a business suspension or shut-down if minors are found at Internet cafés during late hours.

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

Japan

Japan does not currently have any national government regulations targeted specifically at the online game industry.

Protection of personal information.

Businesses in Japan are subject to certain statutory requirements with respect to personal information acquired during the ordinary course of business. Pursuant to these statutory requirements, businesses must set up appropriate procedures to protect personal information from use for any purpose other than the intended purpose.

Regulations on sound upbringing of minors

In Japan, Internet and game software content is generally regulated at the local, rather than the national, level. Many local governments have ordinances regarding the sound upbringing of minors, which empower competent authorities to designate game software as detrimental to the sound upbringing of minors and prohibit the sale or distribution to minors of such designated game software. In addition, the Computer Entertainment Rating Organization, or CERO, a nonprofit organization, offers rating services for home-use games, including online games. Game developers may request a rating for their game software from CERO, which will then review such software and assign one of the following five ratings: “suitable for users of all ages,” “suitable for users 12 years old or older,” “suitable for users 15 years old or older,” “suitable for users 17 years old or older,” and “suitable only for users 18 years old or older.” Ratings are based on, among other factors, the degree of sex, violence and anti-social expression in the game software content. Once a rating is assigned, the relevant game software must prominently display such rating.

Thailand

There is no specific law or regulation that directly governs online games, online game companies or the industry. The online game industry in Thailand operates under a legal regime that generally regulates vendors of Internet cafés and game shops (places where people go to play video games) rather than online game operators. Several of the governmental agencies in Thailand work in cooperation with one another in regulating the industry. The Thai government, principally through the ICT Ministry with the cooperation of the Ministry of Culture, is making efforts to regulate the fast-growing Internet business, in particular the online game industry. The Thai government has, since 2004, proposed measures that would affect the online game industry, including restrictions on the playing time of game users under 18 years of age to three hours per day, prohibition of gambling, lottery or game item trading via online games and mandatory Internet café registration. These measures are pending legislative approval. The Ministry of Commerce in Thailand is also responsible for regulating online businesses by requiring registration.

Registration of Internet cafés and online game operators

There is no legislation that specifically regulates online game operators, Internet cafés or online game shops. The Ministry of Commerce in Thailand, however, requires that online game operators offering online games over websites or Internet portals register for e-business registration and also requires Internet cafés and online game shops to register under the Commercial Registration Act. In addition, the ICT Ministerial Notification, enacted under the new Computer Related Crime Act, obliges a service provider (Internet cafés and online game shops) to keep traffic data for not less than 90 days after such data is entered into a computer system. The traffic data items are: (i) the user’s identifying data, (ii) time of use and (iii) the computer IP address.

Regulation of business hours

Under the Control of Business Relating to Tape Cassette and Television Material Act, computer game vendors and shops are required to obtain a license to broadcast cassette tapes and television material, which includes CD-ROMS or digital videodiscs. A condition to this license restricts the business hours of game shops to 10:00 a.m. to 10:00 p.m. In addition, game users under 18 years of age would be restricted from playing for more than three hours a day under the pending legislative proposals. The Ministry of Culture is responsible for granting licenses. The Act is currently applicable to only offline game shops that use CD-ROMs, hard discs or digital videodiscs.

Restriction on access by children

Under the Child Protection Act, the Royal Thai Police has the authority to set restricted hours for children at game shops to limit their time spent at such shops. Under this Act, the Royal Thai Police also prohibits any person from forcing, threatening, inducing, advocating, causing or permitting children to misbehave or engage in misconduct. In addition, under this Act, the ICT Minister requests online game operators to close access to its game server after curfew hours. Users over 18 years of age, however, are permitted password protected access to certain online game servers even after curfew hours by obtaining a password available at the post office. The ICT Minister has also implemented the Goodnet project, which recommends that members of the computer and Internet service provider community cooperate in restricting their business hours to prevent children under the age of 18 from entering their place of business after curfew hours.

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

China

The online game industry in China operates under a legal regime that consists of the State Council, which is the highest authority of the executive branch of the PRC central government, and various ministries and agencies under its leadership. These ministries and agencies include:

•	the Ministry of Industry and Informationalization (formerly known as the Ministry of Information Industry);

•	the Ministry of Culture;

•	the State Press and Publications Administration;

•	the State Copyright Bureau;

•	the Ministry of Public Security; and

•	the Bureau of State Secrecy.

The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business, which are discussed below.

Licenses.  Online game companies are required to obtain licenses from a variety of PRC regulatory authorities.

As an ICP business, online game companies are required to hold a value-added telecommunications business operation license, or ICP license, issued by the Ministry of Industry and Informationalization or its local offices. Moreover, ICP operators providing ICP services in multiple provinces, autonomous regions and centrally administered municipalities may be required to obtain an inter-regional ICP license. Each ICP license holder that engages in the supply and servicing of Internet cultural products, which include online games, must obtain an additional Internet culture business operations license from the Ministry of Culture. The State Press and Publications Administration and the Ministry of Industry and Informationalization jointly impose a license requirement for any company that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Furthermore, the Ministry of Industry and Informationalization has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, and obtain an approval from, the relevant telecommunications authorities.

Regulation of Internet content.  The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including the Ministry of Industry and Informationalization, the Ministry of Culture and the State Press and Publications Administration. These measures specifically prohibit Internet activities, including the operation of online games, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

Regulation of information security.  Internet content in China is also regulated and restricted from a State security standpoint. The National People’s Congress, China’s national legislative body, has enacted a law that may subject a person to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak State secrets; (iv) spread false commercial information or (v) infringe intellectual property rights.

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

Import regulation.  Licensing online games from abroad and importing them into China is regulated in several ways. Any license agreement with a foreign licensor that involves import of technologies, including online game software into China, is required to be registered with the Ministry of Commerce. Without that registration, a licensee cannot remit license fees out of China to any foreign game licensor. In addition, the Ministry of Culture requires the licensee to submit for its content review and approval any online games to be imported. If a licensee imports games without that approval, the Ministry of Culture may impose penalties, including revoking the Internet culture business operations license required for the operation of online games in China. Moreover, imported online games are required to be registered with the Ministry of Industry and Informationalization or its designated agencies pursuant to the Measures Concerning Administration of Software Products before they can be operated in China. Furthermore, the State Copyright Bureau requires the licensee to register copyright license agreements relating to imported software. Without the State Copyright Bureau registration, a licensee cannot remit license fees out of China to any foreign game licensor and is not allowed to publish or reproduce the imported game software in China.

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

Internet café and online game regulation.  Internet cafés are required to obtain a license from the Ministry of Culture and the State Administration of Industry and Commerce, and are subject to requirements and regulations with respect to minimum registered capital, location, size, number of computers, age limit of customers and business hours. The PRC government has published a series of rules in recent years to intensify its regulation of Internet cafés. In February 2007, 14 PRC governmental agencies, including the Ministry of Industry and Informationalization, the State Press and Publications Administration and Ministry of Public Security jointly promulgated a notice about strengthening regulations over Internet cafés and online games. According to the notice, no new Internet café should be approved in 2007 and the regulation of existing cafés should be strengthened. In April 2007, eight PRC governmental agencies, including the Ministry of Education, the Ministry of Industry and Informationalization, the State Press and Publications Administration and the Ministry of Public Security jointly promulgated a notice regarding the implementation of online game anti-addiction systems to protect the physical and psychological health of minors. According to the notice, online game operators are required to develop and implement anti-addiction systems to all online games from July 16, 2007, and the corresponding identity authentication schemes of the anti-addiction systems shall be put into operation at the same time. Otherwise, the online games may not be approved by or filed with the relevant authorities or may not carry out “open beta” testing for operational purposes.

Privacy protection.  PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the Ministry of Industry and Informationalization or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

While we believe that our licensee is in compliance with the applicable laws and regulations governing the online game industry in China, we cannot assure you that operation of our games in China will not be found to be in violation of any current or future Chinese laws and regulations. Failure by our overseas licensees to comply with laws and regulations in China, including obtaining and maintaining the requisite government licenses and permits, may have a material adverse effect on our business, financial condition and results of operations. See Item 3.D. “Risk Factors — Risks Relating to Our Business — In many of our markets, we rely on our licensees to distribute, market and operate our games, and to comply with applicable laws and government regulations.”

United States

The content of video game software is not subject to federal regulation in the United States. However, many video game software publishers comply with the standardized rating system established by the Entertainment Software Rating Board, or ESRB, a non-profit, self-regulatory body established in 1994 by the Entertainment Software Association (“ESA”). ESRB rates video games, websites and online games submitted by video game publishers. It also monitors the content of advertisements and the demographics of the advertisements’ targets. Although submitting a game to the ESRB is voluntary, many retailers will not sell games without an ESRB rating. Once a game has been submitted for rating, game producers are required to disclose the entirety of the gaming code to the ESRB, including code not meant for play; a failure to disclose can bring sanctions by the ESRB. ESRB ratings must be displayed on both the front and back of game packaging in compliance with ESRB requirements and must also contain both a symbol for age appropriateness (e.g., “E” for Everyone or “M” for Mature) and content descriptors (e.g., “Blood and Gore” or “Intense Violence”). The ESRB may sanction game producers for failing to label their product properly. In addition, the Federal Trade Commission may conclude that a failure to disclose to the public the contents of a video game may be a deceptive trade practice.

Several bills have been introduced in Congress to regulate the interactive entertainment software industry, including one that would forbid the ESRB to rate a game without viewing all of its content. Several states are considering or have enacted laws that would regulate game industry content and marketing, including the rental or sale of games with violent content by or to minors. To date, such laws, when challenged, have been declared unconstitutional. In two cases, appeals are pending. The states of Maryland and Louisiana have each passed laws that regulate video games with obscene or other explicit sexual content. The states of Washington and Georgia have adopted laws requiring the posting of signs providing information about ESRB ratings. The Federal Trade Commission has issued reports with respect to the marketing of “M” rated games to minors. Consumer advocacy groups have also opposed sales of interactive entertainment software containing graphic violence, profanity or sexually explicit material by pressing for legislation in these areas (including legislation prohibiting the sale of certain “M” rated video games to minors) and by engaging in public demonstrations and media campaigns. If any groups (including international, national and local political and regulatory bodies) were to target “M” rated titles, or if any further legislation regulating the sale of such titles were to be enacted into law and survive constitutional challenge, sales practices regarding such titles could be affected or producers might be required to alter their contents.

4.C.  Organizational Structure

The following is our organizational structure as of June 24, 2008:

4.D.  Property, Plants and Equipment

As of December 31, 2007, our property and equipment mainly consisted of (i) game engines, (ii) network servers and (iii) personal computers. As of December 31, 2007, the net book value of our property and equipment was Won 7,195 million (US$7,689 thousand). Because our main business is to develop and distribute online game services, we do not own any factories or facilities that manufacture products. There are no factories currently under construction, and we have no plans to build any factories in the future.

Korea

Our principal executive and administrative offices are located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-270 Korea. We currently occupy 111,031 square feet of office space, which we lease from Korea Software Industry Promotion Agency, pursuant to a lease that will expire on December 31, 2012 and which is renewable for one additional year. The annual lease payment amounts to Won 1,734 million (US$1,853 thousand). The offices of NEOCYON, Inc., our 96.11% owned subsidiary, are located at Nuritkum Square R&D Tower 14F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-270 Korea. NEOCYON currently occupies 3,914 square feet of office space, leased from us. The annual lease payment amounts to Won 65 million (US$69 thousand). We believe that the existing facilities of GRAVITY and NEOCYON are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

United States

The offices of GRAVITY Interactive, Inc., our wholly-owned subsidiary in the United States, are located at 4499 Glencoe Avenue, Marina Del Rey, California 90292. GRAVITY Interactive currently occupies 21,775 square feet of office space, leased from a third party. The annual lease payment amounts to US$770.8 thousand. The offices of L5 Games Inc., the wholly-owned subsidiary of GRAVITY Interactive, are located at 1825 South Grant Street Suite 400, San Mateo, California. L5 Games currently occupies 8,370 square feet of office space, leased from a third party. The annual lease payment amounts to US$195.9 thousand. We believe that the existing facilities of GRAVITY Interactive and L5 Games are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

France

The offices of GRAVITY EU SASU, our wholly-owned subsidiary in France, are located at 1 Place de la Coupole, Tour Areva 30 Floor, Paris La Defense. GRAVITY EU currently occupies 581 square feet of office space, leased from a third party. The annual lease payment amounts to EUR 65 thousand (US$96 thousand)(1). We believe that the existing facilities of GRAVITY EU are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

Note:

(1)	As of December 31, 2007, the noon buying rate of EMU (European Monetary Union) Euros to U.S. dollars quoted by the Federal Reserve Bank of New York was EUR 0.68 to US$1.00.

Russia

The offices of GRAVITY CIS, Co., Ltd. our wholly-owned subsidiary in Russia, are located at 125040, Str. Nizhnyaya build. 14, str.1, Moscow. GRAVITY CIS currently occupies 1,812 square feet of office space, leased from a third party. The annual lease payment amounts to Russian Ruble 4,615 thousand (US$188 thousand)(1). We believe that the existing facilities of GRAVITY CIS are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

Note:

(1)	As of December 31, 2007, the rate of Russian rubles to U.S. dollars quoted by the Russian Central Bank was Russian ruble 24.55 to US$1.00.

Dubai

The offices of GRAVITY Middle East & Africa FZ-LLC, our wholly-owned subsidiary in Dubai are located at Dubai Internet City Office No. 6, Building No. 11, Ground Floor, Dubai, United Arab Emirates. GRAVITY Middle East & Africa currently occupies 552 square feet of office space, leased from a third party. The annual lease payment amounts to United Arab Emirates Dirham (AED) 99 thousand (US$27 thousand)(1). We believe that the existing facilities of GRAVITY Middle East & Africa are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

Note:

(1)	The United Arab Emirates Dirham is tied to the U.S. dollar at a steady exchange rate of AED 3.6725 to US$1.00.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

5.A.  Operating Results

Overview

We are based in Korea and are a leading developer and distributor of online games in Japan, Brazil, the Philippines, Indonesia, Singapore, Malaysia, Thailand, Russia and Taiwan based on the number of peak concurrent users. From our inception in April 2000 to the commercialization of our first online game, Ragnarok Online, in August 2002, our operating activities were limited primarily to developing Ragnarok Online.

Since Ragnarok Online’s initial commercial launch in August 2002, we have experienced significant growth in revenues and net income until 2004. However, in 2007, 2006 and 2005, revenues and net income decreased significantly. Our revenues decreased by 1.8% to Won 40,229 million (US$42,989 thousand) in 2007 from Won 40,963 million in 2006, and 23.3% to Won 40,963 million in 2006 from Won 53,384 million in 2005. We recorded a net loss of Won 23,201 million (US$24,792 thousand) in 2007 as compared to a net loss of Won 22,265 million and Won 3,030 million in 2006 and 2005, respectively. Our gross profit margin also decreased from 70.0% in 2005 to 56.7% in 2006 and to 51.6% in 2007, and our operating margin decreased from negative 29.8% in 2006 to negative 56.3% in 2007. We attribute our revenue growth until 2004 largely to our early entry into additional markets since Ragnarok Online’s commercial launch and the continuing popularity of Ragnarok Online among users in the existing markets. Once a game is launched and the initial development and marketing costs have been expensed, relatively low marginal costs are incurred to expand into additional markets through licensing arrangements. The decrease in revenues in 2007, 2006 and 2005 was primarily due to the continuing decline in subscription revenues and royalties from Ragnarok Online because it is reaching relative maturity in our principal markets. Our operating expenses for 2007 increased as compared to 2006 primarily as a result of (i) the increase of the lease expenses due to the relocation of GRAVITY Interactive, Inc., the Company’s subsidiary in the U.S. and the establishment of GRAVITY Middle East & Africa FZ-LLC, the Company’s subsidiary in Dubai, in November 2007 and May 2007, respectively and (ii) the increase of advertising expenses related to expenses related to open beta testing of Ragnarok Online II and Requiem starting in May 2007 and July 2007, respectively, commercialization of Emil Chronicle Online, Pucca Racing and Requiem in August 2007, September 2007 and October 2007, respectively, and the Gravity Festival held in July 2007. Our revenue trend may be adversely affected in the future by the popularity of online games introduced by our competitors. Our future success depends largely on our ability to develop or publish commercially successful new online games.

In August 2007, we commercially launched Emil Chronicle Online, a massively multi player online role playing game, followed by Pucca Racing, a casual online role playing game, in September 2007 and by Requiem, a massively multi player online role playing game, in October 2007. Revenues of Emil Chronicle Online, Pucca Racing and Requiem were Won 145 million (US$155 thousand), Won 3 million (US$3 thousand) and Won 644 million (US$688 thousand) in 2007, respectively. Despite our commercial launch of these games, our revenues declined and net loss increased in 2007 as compared to 2006.

Our income tax rate in 2007 was 13.75%. As we were designated as a venture company and were entitled to a 50% reduction in corporate income tax in September 2007, we enjoyed such income tax rate reduction for the fiscal year ended December 31, 2007. See Item 4.B. “Business Overview — Laws and Regulations — Korea — The Special Tax Treatment Control Law.”

Revenues

We derive, and expect to continue to generate, most of our revenues from online game subscription fees paid by users in Korea, the United States and Canada, Russia and CIS countries, France and Belgium, and royalties and license fees paid by our licensees in our overseas markets. Our revenues can be classified into the following four categories:

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

Online games — royalties and license fees

We license the right to market and distribute our games in various countries for a license fee and receive monthly royalties based on a percentage of the licensees’ revenues from our games. We generally are advised by each of our licensees as to the amount of royalties earned by us from such licensee within 15 to 25 days following the end of each month. We generally receive payments of the royalties within 20 to 30 days following the end of each month, except in Europe, Chile and China where such payments are received up to 60 days after the record date.

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

We also receive royalty revenues from our licensees based on an agreed percentage of each of the licensee’s revenues from our games. Royalty revenues are recognized on a monthly basis after the licensee confirms its revenues based on the licensees’ sales from our games during the month.

Mobile games revenue

Mobile games are played using mobile phones and other mobile devices. Mobile game revenues are derived from contract prices and a percentage of the per-download fees that users pay. Contract prices are recognized when the products or services have been delivered or rendered and the customers can begin use in accordance with the contractual terms, and per-download fees are recognized on a monthly basis as they are earned by the licensee.

Character merchandising, animation and other revenue

We license the right to commercialize or distribute our game characters or animation in exchange for contract prices. These contract prices are recognized when the products or services have been delivered or rendered and the customers can begin their use in accordance with the contractual terms. In addition, we receive royalty payment based on a specified percentage of the licensees’ sales.

Breakdown of revenues

	Year Ended December 31,
	2005			2006			2007
	(In millions of Korean Won and percentages)

Online games-subscription revenue	~~W~~	11,249	21.1%	~~W~~	8,420	20.6%	~~W~~	9,405	23.4%
Online games-royalties and license fees		37,375	70.0		26,123	63.8		24,698	61.4
Mobile games		1,664	3.1		3,840	9.4		4,063	10.1
Character merchandising, animation and other revenue		3,096	5.8		2,580	6.2		2,063	5.1

Total	~~W~~	53,384	100.0%	~~W~~	40,963	100.0%	~~W~~	40,229	100.0%

Cost of revenues

Our cost of revenues consists principally of the following:

•	operational expenses, server depreciation expenses, server maintenance costs and related personnel costs and amortization of development-related costs as described in Item 5.A. “Operating Results — Critical Accounting Policies — Capitalized software development costs”; and

•	royalty payments to Mr. Myoung-Jin Lee, upon whose cartoon series our game Ragnarok Online is based.

In developing Ragnarok Online, we obtained an exclusive license from Mr. Myoung-Jin Lee to use the storyline and characters from his cartoon titled Ragnarok for the production of online games, animation and character merchandising. In return, we paid Mr. Lee an initial license fee of Won 40 million and are required to pay royalties based on 1.0% or 1.5% of adjusted revenues (net of value-added taxes and certain other expenses) or 2.5%, 5% or 10% of net income generated from the use of the Ragnarok brand, depending on the type of revenues received from the operation or licensing of Ragnarok Online.

The cost of revenues from the payments to Mr. Myoung-Jin Lee was Won 361 million for 2006 and Won 367 million for 2007. This agreement expires in January 2033.

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

Research and development expenses

Research and development expenses consist primarily of payroll and other overhead expenses which are all expensed as incurred until technological feasibility of a game is reached. Once technological feasibility of a game is reached, these costs are capitalized and, once commercial operation commences, amortized as cost of revenues. See Item 5.A. “Operating Results— Critical Accounting Policies — Capitalized software development costs.”

Interest expense

In February and April 2002, we entered into agreements with YNK Korea, an online game publisher in Korea, pursuant to which we granted it the exclusive right to distribute Ragnarok Online for a contractual period of three years from the date Ragnarok Online was first commercialized. In consideration, we received a lump sum payment in the amount of Won 7,000 million at the inception of these agreements, which we recorded as debt on our balance sheets beginning from such year. As there is no interest rate stated in the agreement with YNK Korea, the interest is imputed based on the difference between the principal amount of the loan and the total payments expected to be made pursuant to the agreement. Accordingly, the repayment of principal balance to YNK Korea is variable each year in accordance with the amount of annual revenues generated from distribution of Ragnarok Online and deduction of annual interest expense allocated using the interest rate method. As of December 31, 2005, the outstanding balance of our debt payable to YNK Korea was nil as our agreement with YNK Korea expired in July 2005. Pursuant to the expiration of our agreement with YNK Korea in July 2005, we are no longer obligated to make payments to YNK Korea for the period subsequent to the date of expiration for revenues attributable to Ragnarok Online. In accordance with such agreement, we recognized payment in the amount of Won 3,406 million for year 2005 to YNK Korea. Of such payment, Won 1,150 million was allocated to principal, and Won 2,256 million was allocated to interest.

We recorded interest expense of Won 2,158 million, Won 95 million and Won 92 million (US$98 thousand) in 2005, 2006 and 2007, respectively.

Foreign currency effects

In 2007, 72.4% of our revenues were denominated in foreign currencies, primarily in U.S. dollars and Japanese Yen. In most of the countries in which our games are distributed, other than the United States, Japan and European countries, the revenues generated by our licensees are denominated in local currencies, which include the NT dollar, the Thai Baht and Chinese Yuan, which are converted into the U.S. dollar for remittance of monthly royalty payments to us. Depreciation of these local currencies against the U.S. dollar will result in reduced monthly royalty payments in U.S. dollar terms, thereby having a negative impact on our revenues.

Although we receive our monthly royalty revenues from our overseas licensees in foreign currencies, primarily in U.S. dollar and Japanese Yen, in the case of the U.S. and Japan, and other local currencies, such as the NT dollar, the Thai Baht and the Chinese Yuan in our other principal markets, substantially all of our costs are denominated in Won. We receive monthly royalty payments from our overseas licensees based on a percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. We generally receive these royalty payments 20 to 30 days after such record date (except in Europe, Chile and China, where such payment could be received up to 60 days after the record date). Appreciation or depreciation of the Won against these foreign currencies during this period will result in foreign currency losses or gains and affect our net income in dollar terms.

In 2005, we began entering into derivatives arrangements to hedge against the risk of foreign currency fluctuations. As of December 31, 2006 and 2007, we had no foreign currency forward contracts outstanding. See Item 11.A. “Quantitative Information about Market Risk.”

Income tax expenses

In 2005, we had income tax benefits that amounted to Won 817 million. Income tax expenses were Won 12,069 million and Won 2,916 million (US$3,116 thousand) in 2006 and 2007, respectively.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, contingent liabilities, and revenue and expenses during the reporting period. We evaluate our estimates on an ongoing basis based on historical experience and other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The policies discussed below are considered by our management to be critical because they are not only important to the portrayal of our financial condition and results of operations but also because application and interpretation of these policies require both judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

Revenue recognition

We derive, and expect to continue to generate, most of our revenues from online game subscription fees paid by users in Korea, and royalties and license fees paid by our licensees in overseas markets. Our revenues can be classified into the following four categories: (i) online games — subscription revenue; (ii) online games —

royalties and license fees; (iii) mobile games; and (iv) character merchandising, animation and other revenue. For details, see Item 5.A. “Operating Results— Overview — Revenues.”

We recognize revenue in accordance with US GAAP, as set forth in Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition, Statement of Position 97-2, Software Revenue Recognition and other related pronouncements.

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

Subsequent to June 2003, pursuant to agreements with various payment gateway providers, the payment gateway providers are responsible for remitting to us the full subscription revenues generated in Korea after deducting their fixed service fees and charges of approximately 8% to 15%. In addition we no longer assume any collection risk since payment gateway providers now bear the risk of loss and delinquencies.

Capitalized software development costs

We account for capitalized software development costs in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and treated as research and development expenses. Once the game has reached technological feasibility, all subsequent software development costs for that product are capitalized until it is released for sale. Technological feasibility is evaluated on a product-by-product basis, but generally occurs once the online game has a proven ability to operate on a massively multi-player level. After the game is commercially released, the capitalized product development costs are amortized and expensed over the game’s estimated useful life, which is deemed to be three years. This expense is recorded as a component of cost of revenues.

We evaluate the recoverability of capitalized software development costs on a product-by-product basis. Capitalized costs for those products whose further development or sale is terminated are expensed in the period at which cancellation occurs. In addition, a charge to cost of revenues is recorded when management’s forecast for a particular game indicates that unamortized capitalized costs exceed the net realizable value of that asset.

Significant management judgment is required to assess the timing of technological feasibility as well as the ongoing recoverability of capitalized costs.

Impairment of goodwill and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in our acquisition of TriggerSoft Corporation and NEOCYON. As of December 31, 2007, residual goodwill reflected on our balance sheet was Won 1,451 million (US$1,551 thousand). At the time of such acquisition, we estimated that Won 8,505 million (US$9,088 thousand) of intangible assets were acquired from TriggerSoft Corporation and NEOCYON, comprising of contract-based intangible assets. We evaluate goodwill on an annual basis for possible impairment, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), using fair value techniques and market comparables. We assess impairment of our definite-lived other intangible assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (“SFAS 144”), whenever certain events or changes in circumstance indicate that the carrying amount may not be recoverable.

The assessment of impairments under SFAS 142 and 144 requires significant judgment and requires estimates to assess fair values. A percentage difference in cash flow projections or discount rate used would not likely result in an impairment write-down.

Impairment of Investments

Our investments are comprised of equity securities accounted for under both the cost and equity methods of accounting. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by taking a charge to earnings. We regularly evaluate our investments to identify other-than-temporary impairments of individual securities. We consider the following factors in determining whether an other-than-temporary decline in value has occurred: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans, milestones and estimated future cash flows of the investee, and other specific factors affecting the market value. We have evaluated our investment in the Online Game Revolution Fund No. 1, a limited liability partnership (the “Revolution Fund”), and Perpetual Entertainment Inc. The Company’s investment in Perpetual Entertainment was recorded as an impairment due to the liquidation of Perpetual Entertainment on October 10, 2007. The impairment loss reflected in our income statements was Won 8,619 million (US$9,210 thousand). Significant management judgment is involved in evaluating whether there is an impairment. Any changes in assumptions could significantly affect the valuation and timing of recognition of valuation losses.

Income taxes

We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, income taxes are accounted for under the asset and liability method.

Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the business operates, and the overall future industry outlook. As of December 31, 2007, we have concluded that deferred tax assets of NEOCYON will be required based on our historical and projected net and taxable income.

We enjoyed in 2007 a reduced tax rate of 13.75%, which is 50% of the statutory tax rate and applied to certain designated venture companies. However, the Company will no longer be entitled to such tax benefits beginning in 2008. Accordingly, deferred income taxes as of December 31, 2007 were calculated based on the rate of 27.5% for the amounts expected to be realized during the fiscal year 2008 and thereafter. See Item 5.A. “Operating Results — Overview”

Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”) which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 permits a one-year deferral in applying the measurement provisions of SFAS No. 157 to non-financial assets and non-financial liabilities that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). The Company does not believe the adoption of SFAS No. 157 and FSP 157-2 have a material impact on its consolidated financial statements.

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”) which permits an entity to measure certain financial assets and financial liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under SFAS No. 159, entities that elect the fair value option (by instrument) will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. This Statement is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS No. 141 (revised 2007)”). SFAS No. 141 (revised 2007) establishes principles and requirements for how the acquirer in business combinations should recognize and measure identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. SFAS No. 141 (revised 2007) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently in the process of evaluating the impact of adopting this standard.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements-An amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 requires that ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. It also requires companies to clearly identify and present on the face of the consolidated statement of income, the amount of consolidated net income attributable to the parent and to the non-controlling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently in the process of evaluating the impact of adopting this standard.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”). The new standard is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. The enhanced disclosures include, for example:

•	A tabular summary of the fair values of derivative instruments and their gains and losses;

•	Disclosure of derivative features that are credit-risk-related to provide more information regarding an entity’s liquidity; and

•	Cross-referencing within footnotes to make it easier for financial statement users to locate important information about derivative instruments.

SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently in the process of evaluating the impact of adopting this standard.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (“GAAP”) for nongovernmental entities. SFAS 162 establishes that the GAAP hierarchy should be directed to entities because it is the entity (not its auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. Statement 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently in the process of evaluating the impact of adopting this standard.

Results of Operations

2007 Compared to 2006

The following table summarizes our results of operations for the periods indicated.

	Year Ended December 31,
	2006		2007		2007(1)		% Change
					(Unaudited)
	(In millions of Won and thousands of US$)

Revenues:
Online games — subscription revenue	~~W~~	8,420	~~W~~	9,405	US$	10,050	11.7%
Online games — royalties and license fees		26,123		24,698		26,392	(5.5)
Mobile games		3,840		4,063		4,342	5.8
Character merchandising, animation and other revenue		2,580		2,063		2,205	(20.0)

Total net revenue		40,963		40,229		42,989	(1.8)
Cost of revenue		17,746		19,479		20,815	9.8

Gross profit		23,217		20,750		22,174	(10.6)
Gross profit margin(2)		56.7%		51.6%		51.6%
Operating expenses:
Selling, general and administrative		27,555		29,030		31,022	5.4
Research and development		9,239		5,761		6,156	(37.6)
Impairment losses on investments		—		8,619		9,210	N/M
Litigation charges		4,648		0		0	N/M
Proceeds from a former chairman due to fraud		(4,947)		0		0	N/M
Gain on disposal of assets held for sale		(1,081)		—		—	N/M

Total operating expenses		35,414		43,410		46,388	22.6
Operating income (loss)		(12,197)		(22,660)		(24,214)	85.8
Operating profit margin(3)		(29.8)%		(56.3)%		(56.3)%
Other income (expenses):
Interest income		2,973		3,041		3,250	2.3
Interest expense		(95)		(92)		(98)	(3.2)
Foreign currency losses, net		(728)		388		415	(153.3)
Gain (Loss) on Foreign currency forward transaction		151		—		—	N/M
Others, net		(36)		104		110	(388.9)

Total net other expense		2,265		3,441		3,677	51.9
Income (loss) before income tax expenses (benefit), minority interest, and equity loss of joint venture		(9,932)		(19,219)		(20,537)	93.5
Income tax expenses (benefit)		12,069		2,916		3,116	(75.8)

Income (loss) before minority interest and equity in loss of related joint venture and partnership		(22,001)		(22,135)		(23,653)	0.6
Minority interest(4)		7		40		43	N/M
Equity loss of joint venture and partnership(5)		1,106		1,026		1,096	(7.2)

Income (loss) before cumulative effect of change in accounting principle		(23,114)		(23,201)		(24,792)	0.4

Cumulative effect of change in accounting principle, net of tax		849		—		—	N/M

Net income (loss)	~~W~~	(22,265)	~~W~~	(23,201)	US$	(24,792)	4.2%

N/M = not meaningful
Notes:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 935.8 to US$1.00.

(2)	Gross profit margin for each period is calculated by dividing gross profit by total revenues for each period.

(3)	Operating profit margin for each period is calculated by dividing operating income (loss) by total revenues for each period.

(4)	In 2006 and 2007, represents the minority interest in NEOCYON, Inc., a 96.11% held subsidiary purchased in December 2005.

(5)	In 2006, represents the losses from our 30% equity investment in the Animation Production Committee and 14.49% equity investment in the Revolution Fund. In 2007, represents the losses from 15.15% equity investment in the Revolution Fund. These investments were accounted for using the equity method of accounting.

Revenues

Our total revenues decreased by 1.8% to Won 40,229 million (US$42,989 thousand) in 2007 from Won 40,963 million in 2006, primarily due to:

•	a 5.5% decrease in royalties and license fees to Won 24,698 million (US$26,392 thousand) in 2007 from Won 26,123 million in 2006, which primarily resulted from a decrease in royalties and license fees attributable to our Ragnarok Online game resulting from increasing competition and as a result of the relative maturity of such game in our principal overseas markets. Royalties and license fees from Ragnarok Online decreased from Won 24,584 million in 2006 to Won 23,310 million (US$24,910 thousand) in 2007; and

•	a 20.0% decrease in character merchandising, animation and other revenue to Won 2,063 million (US$2,205 thousand) in 2007 from Won 2,580 million in 2006, which resulted primarily from a 37.2% decrease in character revenue to Won 847 million (US$905 thousand) in 2007 from Won 1,348 million in 2006.

Such decreases in revenues were partially offset by:

•	a 11.7% increase in subscription revenue to Won 9,405 million (US$10,050 thousand) in 2007 from Won 8,420 million in 2006. This 11.7% increase resulted primarily from the initial commercial launch of Requiem Online in October 2007 and Emil Chronicle Online in August 2007. Subscription revenues of Requiem Online and Emil Chronicle Online were Won 644 million (US$688 thousand) and Won 92 million (US$98 thousand); and

•	a 5.8% increase in mobile games revenue to Won 4,063 million (US$4,342 thousand) in 2007 from Won 3,840 million in 2006. This 5.8% increase resulted primarily from revenues of NEOCYON. Mobile revenues of NEOCYON recorded Won 3,359 million and Won 4,794 million (US$5,123 thousand) in 2006 and 2007.

Cost of revenues

Our cost of revenues increased by 9.8% to Won 19,479 million (US$20,815 thousand) in 2007 from Won 17,746 million in 2006, primarily due to:

•	a 30.6% increase in amortization on intangible assets to Won 3,182 million (US$3,400 thousand) in 2007 from Won 2,437 million in 2006 primarily resulted from the commercial launch of Emil Chronicle Online, Pucca Racing and Requiem Online in August, September and October 2007, respectively. Amortization expense of development cost recorded Won 1,007 million (US$1,076 thousand); and

•	a 40.8% increase in commission paid to Won 2,812 million (US$3,005 thousand) in 2007 from Won 1,997 million in 2006 primarily resulted from the increase in royalty payment to Ndoors Corp., the developer of Time N Tales, to Won 615 million (US$657 thousand) from Won 90 million.

Gross profit and margin

As a result of the foregoing, our gross profit decreased by 10.6% to Won 20,750 million (US$22,174 thousand) in 2007 from Won 23,217 million in 2006. Our gross profit margin decreased to 51.6% in 2007 from 56.7% in 2006.

Operating expenses

Selling, general and administrative expenses.  Our selling, general and administrative expenses increased by 5.4% to Won 29,030 million (US$31,022 thousand) in 2007 from Won 27,555 million in 2006, primarily due to:

•	a 76.9% increase in advertising expenses to Won 6,623 million (US$7,077 thousand) in 2007 from Won 3,744 million in 2006, mainly consist of advertising for closed and open beta testing of Ragnarok Online II, Requiem and Pucca Racing, which were Won 1,747 million (US$1,867 thousand), Won 504 million (US$539 thousand) and Won 389 million (US$416 thousand) respectively, and commercialization of Requiem, which was Won 645 million (US$689 thousand) and expenses related to the Gravity Festival held in July 2007, which was Won 1,496 million (US$1,599 thousand), increased from Won 747 million in 2006;

Such increases in selling, general and administrative expenses were partially offset by:

•	a 11.5% decrease in commission paid to Won 4,628 million (US$4,946 thousand) in 2007 from Won 5,229 million in 2006, for fees and expenses incurred in connection with legal consulting service and advisory service for accounting and Sarbanes-Oxley compliance.

•	a 29.6% decrease in impairment losses on intangible assets to Won 871 million (US$931 thousand) for capitalized research and development cost of W Baseball and Bodycheck Online in 2007 from Won 1,238 million for capitalized research and development cost of STYLIA, R.O.S.E. Online and Time N Tales in 2006.

Research and development expenses.  Our research and development expenses decreased 37.6% to Won 5,761 million (US$6,156 thousand) in 2007 from Won 9,239 million in 2006 as the research and development expenses for Ragnarok Online II and Requiem, etc. were treated as capitalized research and development cost due to the commencement of open beta testing of these games.

Impairment loss on investments.  We had Won 8,619 million impairment loss on available-for-sale securities of Perpetual Entertainment, Inc., in which the Company invested in May 2006, and which went into liquidation in October 2007.

Litigation charges.  Our litigation charges decreased to nil in 2007 from Won 4,648 in 2006. See Item 8.A. “Consolidated Statements and Other Financial Information — Legal Proceedings.”

Proceeds from a former chairman due to fraud.  Our proceeds from a former chairman due to fraud decreased to nil in 2007 from Won 4,947 million in 2006.

Gain on disposal of assets held for sale.  Our gain on disposal of assets held for sale decreased to nil in 2007 from Won 1,081 in 2006.

Operating income and operating margin

As a result of the cumulative effects of the reasons stated above, we recorded an operating loss of Won 22,660 million (US$24,214 thousand) in 2007 compared to an operating loss of Won 12,197 million in 2006.

Net other income (expense)

Our net other income increased 51.9% to Won 3,441 million (US$3,677 thousand) in 2007 from Won 2,265 million in 2006 primarily due to:

•	a 153.3% decrease in foreign currency losses from loss of Won 728 million in 2006 to a gain of Won 388 million (US$415 thousand) in 2007 as a result of the rising exchange rate in 2007.

Income tax expenses (benefit)

We recorded an income tax expense of Won 2,916 million (US$3,116 thousand) in 2007, as compared to an income tax expense of Won 12,069 million in 2006 primarily due to recognizing the full valuation on allowances from deferred tax assets in 2006. In assessing the realizability of deferred tax assets, we considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. However, it is possible that these income tax expenses could be treated as income tax benefit if any taxable income becomes realizable in the future. For the year ended December 31, 2006, we recorded a full valuation allowance on our deferred tax assets, as we determined that it was more likely than not that none of the deferred tax assets would be realizable in the near future.

Minority interest

Minority interest represents the net income (loss) from NEOCYON, our 96.11%-held subsidiary acquired in December 2005, attributable to third-party minority interest holders. We acquired 96.11% of the voting equity of NEOCYON in 2005.

Equity loss of joint venture and partnership

In 2006, equity loss of joint venture and partnership represents the 30% of the net loss incurred from our 30% equity investment in the Animation Production Committee, a Japanese animation joint venture in which we invested through GRAVITY Entertainment Corporation, our Japanese subsidiary and 14.49% of the net loss incurred from a 14.49% partnership interest in the Revolution Fund. In 2007, equity loss of joint venture and partnership represents the 15.15% of the net loss incurred from a 15.15% partnership interest in the Revolution Fund. These investments were accounted for using the equity method of accounting.

Net income (loss)

Our net income recorded a net loss of Won 23,201 million (US$24,792 thousand) in 2007 compared to a net loss of Won 22,265 million in 2006.

2006 Compared to 2005

The following table summarizes our results of operations for the periods indicated.

	Year Ended December 31,
	2005		2006		2006(1)		% Change
					(Unaudited)
	(In millions of Won and thousands of US$)

Revenues:
Online games — subscription revenue	~~W~~	11,249	~~W~~	8,420	US$	9,054	(25.1)%
Online games — royalties and license fees		37,375		26,123		28,089	(30.1)
Mobile games		1,664		3,840		4,129	130.8
Character merchandising, animation and other revenue		3,096		2,580		2,774	(16.7)

Total net revenue		53,384		40,963		44,046	(23.3)
Cost of revenue		16,038		17,746		19,082	10.6

Gross profit		37,346		23,217		24,964	(37.8)
Gross profit margin(2)		70.0%		56.7%		56.7%
Operating expenses:
Selling, general and administrative		30,795		27,555		29,629	(10.5)
Research and development		9,219		9,239		9,934	0.2
Litigation charges		—		4,648		4,998	N/M
Proceeds from a former chairman due to fraud		—		(4,947)		(5,319)	N/M

	Year Ended December 31,
	2005		2006			2006(1)	% Change
						(Unaudited)
	(In millions of Won and thousands of US$)

Gain on disposal of assets held for sale		—		(1,081)		(1,162)	N/M

Total operating expenses		40,014		35,414		38,080	(11.5)
Operating income (loss)		(2,668)		(12,197)		(13,116)	357.2
Operating profit margin(3)		(5.0)%		(29.8)%		(29.8)%
Other income (expenses):
Interest income		2,850		2,973		3,197	4.3
Interest expense		(2,158)		(95)		(102)	(95.6)
Foreign currency losses, net		(614)		(728)		(783)	18.6
Gain (Loss) on Foreign currency forward transaction		(853)		151		162	117.7
Others, net		(12)		(36)		(39)	N/M

Total net other expense		(787)		2,265		2,435	(387.8)
Income (loss) before income tax expenses (benefit), minority interest, and equity loss of joint venture		(3,455)		(9,932)		(10,681)	187.5
Income tax expenses (benefit)		(817)		12,069		12,977	(1,577.2)

Income (loss) before minority interest and equity in loss of related joint venture and partnership		(2,638)		(22,001)		(23,658)	734.0
Minority interest(4)		(2)		7		8	N/M
Equity loss of joint venture and partnership(5)		394		1,106		1,189	180.7

Income (loss) before cumulative effect of change in accounting principle		(3,030)		(23,114)		(24,855)	662.8

Cumulative effect of change in accounting principle, net of tax		—		849		913	N/M

Net income (loss)	~~W~~	(3,030)	~~W~~	(22,265)	US$	(23,942)	634.8%

N/M = not meaningful
Notes:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 930.0 to US$1.00.

(2)	Gross profit margin for each period is calculated by dividing gross profit by total revenues for each period.

(3)	Operating profit margin for each period is calculated by dividing operating income (loss) by total revenues for each period.

(4)	In 2005 and 2006, represents the minority interest in NEOCYON, Inc., a 96.11% held subsidiary purchased in December 2005.

(5)	In 2005, represents the losses from our 30% equity investment in the Animation Production Committee, a Japanese joint venture formed in order to produce and market Ragnarok the Animation through GRAVITY Entertainment Corporation, our Japanese subsidiary. In 2006, represents the losses from our 30% equity investment in the Animation Production Committee and 14.49% equity investment in Online Game Revolution Fund No. 1, a limited liability partnership, formed in order to invest in online gaming. These investments were accounted for using the equity method of accounting.

Revenues

Our total revenues decreased by 23.3% to Won 40,963 million (US$44,046 thousand) in 2006 from Won 53,384 million in 2005, primarily due to:

•	a 30.1% decrease in royalties and license fees to Won 26,123 million (US$28,089 thousand) in 2006 from Won 37,375 million in 2005, which primarily resulted from a decrease in royalties and license fees attributable to our Ragnarok Online game resulting from increasing competition and as a result of the relative maturity of such game in our principal overseas markets. Royalties and license fees from Ragnarok Online decreased from Won 36,573 million in 2005 to Won 24,584 million (US$26,434 thousand) in 2006;

•	a 25.1% decrease in subscription revenue to Won 8,420 million (US$9,054 thousand) in 2006 from Won 11,249 million in 2005. This 25.1% decrease resulted primarily from a 32.5% decrease in subscription revenue in Korea from Ragnarok Online to Won 5,339 million (US$5,741 thousand) in 2006 from Won 7,913 million in 2005, and a 18.8% decrease in the subscription revenue for Ragnarok Online in the United States and Canada to Won 2,163 million (US$2,326 thousand) in 2006 from Won 2,665 million in 2005, due to a decrease in playing time by our users of Ragnarok Online resulting from increasing competition and as a result of the mature nature of the game; and

•	a 16.7% decrease in character merchandising, animation and other revenue to Won 2,580 million (US$2,774 thousand) in 2006 from Won 3,096 million in 2005, which resulted primarily from a 25.3% decrease in technical support revenue to Won 349 million (US$375 thousand) in 2006 from Won 467 million in 2005 and a 96.1% decrease in animation revenue to Won 24 million (US$26 thousand) in 2006 from Won 614 million in 2005.

Such decreased revenues were partially offset by:

•	a 130.8% increase in mobile games revenue to Won 3,840 million (US$4,129 thousand) in 2006 from Won 1,664 million in 2005. This 130.8% increase resulted primarily from the acquisition of NEOCYON, which was made in November and December in 2005, and thereby in 2005, the revenue of NEOCYON is reflected only for the period after the acquisition whereas it was reflected for the full year in 2006. Mobile revenues of NEOCYON were Won 429 million and Won 3,359 million in 2005 and 2006, respectively.

Cost of revenues

Our cost of revenues increased by 10.6% to Won 17,746 million (US$19,082 thousand) in 2006 from Won 16,038 million in 2005, primarily due to:

•	a 151.8% increase in amortization on intangible assets to Won 2,437 million (US$2,620 thousand) in 2006 from Won 968 million in 2005. Acquisition of NEOCYON was made in November and December in 2005, and for intangible assets recognized then, amortization expense only for the period after the acquisition is reflected in 2005 whereas in 2006, such expense is reflected for the full year; and

•	a 141.9% increase in outsourcing fees to Won 958 million (US$1,030 thousand) in 2006 from Won 396 million in 2005 primarily resulted from the effect of the acquisition of NEOCYON, which was made in November and December in 2005. Therefore in 2005, outsourcing fees of NEOCYON are reflected only for the period after the acquisition whereas in 2006, such fee is reflected for the full year.

Such increases in cost of revenues were partially offset by:

•	a 60.3% decrease in the stock option plan compensation expense to Won 320 million (US$344 thousand) in 2006 from Won 806 million in 2005, as a result of decreased stock option grants and stock options executed in 2006.

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

Operating expenses

Selling, general and administrative expenses.  Our selling, general and administrative expenses decreased by 10.5% to Won 27,555 million (US$29,629 thousand) in 2006 from Won 30,795 million in 2005, primarily due to:

•	a 45.4% decrease in commission paid to Won 5,229 million (US$5,623 thousand) in 2006 from Won 9,570 million in 2005, for fees and expenses incurred in connection with the investigation and subsequent restatement of the financial statements in 2005;

•	a 40.3% decrease in advertising expenses to Won 3,744 million (US$4,026 thousand) in 2006 from Won 6,273 million in 2005, as a result of our participation in the Tokyo Game Show in September 2005, our participation in the G-star Game Show in November 2005, advertising for Ragnarok Online II and an increase in marketing expenses related to the introduction of STYLIA in 2005, which did not recur in 2006; and

•	a 28.7% decrease in taxes and dues to Won 997 million (US$1,072 thousand) in 2006 from Won 1,398 million in 2005, resulting from back-taxes in the amount of Won 1,060 million, representing the amount of tax benefits granted to us in July 2004 in respect of the building and land at Shinsa-Dong for research and development purposes, which did not recur in 2006.

Such decreases in selling, general and administrative expenses were partially offset by:

•	a 216.3% increase in rent to Won 2,461 million (US$2,646 thousand) in 2006 from Won 778 million in 2005, primarily as a result of an increase in rent fee due to moving the head office in 2005; and

•	a 41.4% increase in salaries to Won 8,054 million (US$8,660 thousand) in 2006 from Won 5,694 million in 2005, primarily as a result of an increase in the number of employees for administrative and other support functions.

Research and development expenses.  Our research and development expenses increased 0.2% to Won 9,239 million (US$9,934 thousand) in 2006 from Won 9,219 million in 2005.

Litigation charges.  Our litigation charges increased to Won 4,648 million (US$4,998 thousand) in 2006 from nil in 2005. See Item 8.A. “Consolidated Statements and Other Financial Information — Legal Proceedings.”

Proceeds from a former chairman due to fraud.  Our proceeds from a former chairman due to fraud increased to Won 4,947 million (US$5,319 thousand) in 2006 from nil in 2005.

Gain on disposal of assets held for sale.  Our gain on disposal of assets held for sale increased to Won 1,081 million (US$1,162 thousand) in 2006 from nil in 2005.

Operating income and operating margin

As a result of the cumulative effects of the reasons stated above, we recorded an operating loss of Won 12,197 million (US$13,116 thousand) in 2006 compared to an operating loss of Won 2,668 million in 2005.

Net other income (expense)

Our net other expenses decreased 387.8% to other income of Won 2,265 million (US$2,435 thousand) in 2006 from other expenses of Won 787 million in 2005 primarily due to:

•	a 95.6% decrease in interest expenses from Won 2,158 million in 2005 to Won 95 million (US$102 thousand) in 2006 as a result of reduced payments in connection with the loan from YNK Korea, due to the expiration of the term of the contract with YNK Korea in July 2005; and

•	an increase in gain on foreign currency forward transaction from a loss of Won 853 million in 2005, to a gain of Won 151 million (US$162 thousand) in 2006.

Income tax expenses (benefit)

We recorded income tax expenses of Won 12,069 million (US$12,977 thousand) in 2006, as compared to an income tax benefit of Won 817 million in 2005 primarily due to recognizing a full valuation on allowances from deferred tax assets. In assessing the realizability of deferred tax assets, we considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. However, it is possible that these income tax expenses could be treated as income tax benefit if any taxable income becomes realizable in the future. For the year ended December 31, 2006, we recorded a full valuation allowance on our deferred tax assets, as we determined that it was more likely than not that none of the deferred tax assets were realizable in the near future.

Minority interest

Minority interest represents the net income (loss) from NEOCYON, our 96.11%-held subsidiary acquired in December 2005, attributable to third-party minority interest holders. We acquired 96.11% of the voting equity of NEOCYON in 2005.

Equity loss of joint venture and partnership

Equity loss of joint venture and partnership represents the 30% of the net loss incurred from our 30% equity investment in the Animation Production Committee, a Japanese animation joint venture in which we invested through GRAVITY Entertainment Corporation, our Japanese subsidiary and 14.49% of the net loss incurred from 14.49% partnership interest in the Revolution Fund. These investments were accounted for using the equity method of accounting.

Net income (loss)

As a result of the cumulative effects of the reasons stated above, we recorded a net loss of Won 22,265 million (US$23,942 thousand) in 2006 as compared to a net loss of Won 3,030 million in 2005.

5.B.  Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2005		2006		2007		2007(1)
							(Unaudited)
	(In millions of Won and thousands of US$)

Cash and cash equivalents at beginning of period	~~W~~	16,405	~~W~~	25,874	~~W~~	35,314	US$	37,737

Net cash provided by (used in) operating activities		17,928		(830)		(10,626)		(11,356)
Net cash provided by (used in) investing activities		(79,046)		11,031		29,338		31,351
Net cash provided by (used in) financing activities		70,587		(761)		(438)		(468)

Net increase in cash and cash equivalents		9,469		9,440		18,274		19,527

Cash and cash equivalents at end of period	~~W~~	25,874	~~W~~	35,314	~~W~~	53,588	US$	57,264

Note:

(1)	For convenience, the Won amounts are expressed in U.S. dollars at the rate of Won 935.8 to US$1.00.

Prior to the commercial launch of Ragnarok Online in August 2002, our principal sources of liquidity were cash from equity financing and incurrence of debt, including the debt we incurred from YNK Korea. Following the commercial launch of Ragnarok Online, our principal sources of liquidity have been cash flows from our operating activities and equity financing and, to a lesser extent, short-term borrowings. Net cash used in investing activities has consisted primarily of investments in acquisition of interests in companies which develop online games or which provide related products and services. See Note 6 to the notes to our consolidated financial statements included in this annual report. However, our net property and equipment decreased from Won 8,472 million as of

December 31, 2006 to Won 7,195 million (US$7,689 thousand) as of December 31, 2007 due to the disposition of land and building totaling Won 1,073 million (US$1,147 thousand).

Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We deposit our cash in demand deposits, short-term financial instruments, which primarily consist of time deposits with maturity of one year or less, and money market funds with a rolling maturity of 90 days or less. Our short-term financial instruments decreased from Won 59,900 million as of December 31, 2005 to Won 45,835 million as of December 31, 2006 and to Won 8,715 million (US$9,313 thousand) as of December 31, 2007, primarily as a result of use of such proceeds in connection with working capital requirements and other expenses.

Cash received in the form of initial license fees is recognized as revenues on a monthly basis over the life of our license agreements as described in Item 5.A. “— Overview — Revenue recognition.” The portion of initial license fees not yet recognized as revenues are reflected in our balance sheet as deferred income. Our total deferred income, both short-term and long-term, increased from Won 8,227 million as of December 31, 2005 to Won 11,909 million as of December 31, 2006 and to Won 13,884 million (US$14,837 thousand) as of December 31, 2007 primarily due to our recording an increased portion of initial license fees that we received in 2005, 2006 and 2007, respectively.

Cash flows from operating activities.  The decrease in net cash provided by our operating activities from 2005 to 2007 were primarily the result of our net losses from 2005 to 2007. Our decrease in net cash provided by our operating activities in 2006 as compared to 2005 reflected an adjustment of (i) Won 6,811 million in accounts payable and (ii) Won 1,081 million in gain on disposal of assets held for sale. This decrease was partially offset by (i) Won 8,366 million for deferred income taxes and (ii) Won 7,457 million in depreciation and amortization that we recorded in 2006. Our decrease in net cash provided by our operating activities in 2007 as compared to 2006 reflected an adjustment of (i) Won 2,556 million (US$2,731 thousand) in accounts receivable and (ii) Won 4,648 million (US$4,967 thousand) in accrued litigation liabilities. This decrease was partially offset by (i) Won 8,619 million (US$9,210 thousand) in loss on impairment of investment and (ii) Won 7,481 million (US$7,994 thousand) in depreciation and amortization that we recorded in 2007.

Cash flows from investing activities.  Our increase in net cash by investing activities in 2006 as compared to 2005 reflected (i) Won 9,559 million for disposal of property and equipment and (ii) Won 14,118 million for maturity of short-term financial instruments. This increase was partially offset by (i) an investment in Perpetual Entertainment of Won 8,619 million. Our increase in net cash by investing activities in 2007 as compared to 2006 reflected Won 36,839 million (US$39,366 thousand) for maturity of short-term financial instruments. This increase was partially offset by (i) Won 4,243 million (US$4,534 thousand) for purchase of property and equipment and (ii) Won 5,371 million (US$5,739 thousand) for purchase of intangible assets.

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

As of December 31, 2007, our primary source of liquidity was Won 53,588 million (US$57,264 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities will be sufficient to meet our capital needs through at least the first quarter of 2009. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. See note 1 to our audited consolidated financial statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005,

2006 and 2007. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In the past, we also raised cash by entering into indebtedness arrangements such as the transaction entered into with YNK Korea as described in Item 5.A. “Operating Results — Overview — Interest expense.” In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. As of December 31, 2007, we have an outstanding balance of borrowing amounting to Won 57 million (US$61 thousand).

As of December 31, 2007, GRAVITY Interactive, Inc., the Company’s subsidiary in the U.S., has issued an irrevocable letter of credit in the amount of US$500,000 to its landlord in relation to its lease agreement, with no amount drawn. A short-term investment valued at US$300,000 and some business assets were provided to a bank as collateral for this letter of credit.

We expect to have capital expenditure requirements for the ongoing expansion into other markets, including hardware expenditures for continuous expansions and upgrades to our existing server equipment, developing games, acquiring and publishing third party game developers or games developed by them and continuing to invest in enhancing our technological, marketing, distribution and service capabilities. We believe that our internal cash flow from operations, together with our proceeds from our initial public offering in February 2005 will be sufficient to satisfy our working capital requirements through at least the first quarter of 2009, including our new game development expenditures for Ragnarok Online II.

5.C.  Research and Development, Patents and Licenses, etc.

To remain competitive, we have continued to focus on our research and development efforts. For the past three years, our research and development efforts and plans have consisted of the following:

•	Strategy and planning — overall game design and review of technical feasibility, market feasibility and the game development process;

•	Graphics — designing game characters and game environments, with the objective of optimizing the overall gaming experience;

•	Server programming — server design and development, handling interconnections, validation, security, character data and game process coordination and facilitating online communication among players; and

•	Client programming — enhancing the visual and sound experience and movement simulation of game characters.

Our research and development expenditures were Won 9,219 million, Won 9,239 million and Won 5,761 million (US$6,156 thousand) in 2005, 2006 and 2007, respectively.

See Item 4.B. “Business Overview — Game development and publishing” for our research and development and Item 4.B. “Business Overview — Intellectual property” for our intellectual property.

5.D.  Trend Information

Trends, uncertainties and events which could have a material impact on our sales, operating revenues and liquidity and capital resources are discussed above in Item 5.A. “Operating Results” and Item 5.B. “Liquidity and Capital Resources.”

5.E.  Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors.

5.F.  Contractual Obligations

The following table sets forth a summary of our contractual cash obligations due by period as of December 31, 2007.

	Payments Due by Period
	Up to		Between 1		Between 3		Beyond
	1 Year		and 3 Years		and 5 Years		5 Years		Total
	(In millions of Won)

Long-term debt obligations	~~W~~	13	~~W~~	28	~~W~~	16	~~W~~	—	~~W~~	57
Capital lease obligations		116		127		—		—		243
Operating lease obligations		3,129		5,281		5,276		—		13,686
Purchase obligations		4,019		—		—		—		4,019
Accrued severance benefits										715

Long-term debt obligations.  We have financed our operations primarily through incurrence of debt from financial institutions, cash flows from operations as well as equity investments by our founder and current shareholders.

Capital lease obligations.  In December 2007, GRAVITY Interactive, Inc. entered into a capital lease agreement with respect to the open beta testing server for the commercial distribution of “Requiem,” with a total lease payment of $270,666, over a period of two years. During 2007, the Company made principal and interest payments in the amount of $8,538 and $2,739, respectively.

Operating lease obligations.  With respect to our operating lease obligations, the lease payments due by December 31, 2008 are Won 1,910 million, Won 973 million, Won 140 million, Won 83 million and Won 23 million for our principal offices in Seoul, offices for our two subsidiaries in the United States, offices for our subsidiary in Russia, offices for our subsidiary in France and offices for our subsidiary in Dubai, respectively. The lease terms expire in December 2012, November 2012, September 2009, May 2011, December 2008, and May 2009 for our principal offices in Seoul, offices for our two subsidiaries in the United States, offices for our subsidiary in France, offices for our subsidiary in Russia and offices for our subsidiary in Dubai, respectively. The renewal terms in all of the leases are subject to market conditions.

Purchase Obligations.  In December 2005, we entered into an agreement with Movida Investment Inc., which was later renamed to Entertainment Farm Inc., SoftBank Corporation and eight other companies to invest in Online Game Revolution Fund No. 1, a limited partnership, with a total capital commitment in the amount of Japanese Yen 1,000 million, which represented 10% of the aggregate size of the fund. In 2006 and 2007, some of the co-participants of Online Game Revolution Fund No. 1 withdrew and our interest in the total fund rose from 10% to 15.15% of the aggregate size of the fund. However, this did not cause our total capital commitment to change. We made payments of Japanese Yen 100 million and Japanese Yen 150 million in 2005 and 2006, respectively. Upon 30 days’ prior written notice by Entertainment Farm, Inc., the general partner of Online Game Revolution Fund No. 1, we are required to pay the outstanding portion of our pledged contribution. As of December 31, 2007, we did not estimate the time of such notice from Entertainment Farm, Inc. Therefore, the above table does not include the investment obligation of Japanese Yen 750 million due as of December 31, 2007. However, on January 16, 2008 and June 6, 2008, we received written notices from Entertainment Farm, Inc. for Japanese Yen 420 million and Japanese Yen 30 million, respectively, which are reflected as purchase obligations. The remaining Japanese 300 million due is not included in the contractual cash obligations because we do not estimate the time of notice from Entertainment Farm, Inc. to pay the outstanding portion of our contribution. In accordance with the agreement, the investment term is five years from the effective date, which is January 1, 2006.

Accrued severance benefits.  Employees and executive officers with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on the length of service and their rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of EITF 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan.

For a description of our commercial commitments and contingent liabilities, see note 11 of the Notes to our consolidated financial statements included elsewhere in this annual report.

For a description of our legal proceedings, see Item 8.A. “Consolidated Statements and Other Financial Information — Legal Proceedings.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.  Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of June 10, 2008. The business address of all of our directors and executive officers is our registered office at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-270 Korea.

Name	Position

Yoon Seok Kang	Chief Executive Officer, Co-Chief Operating Officer, Chief Compliance Officer and Chairman of the Board of Directors
Yoshinori Kitamura	Executive Director and Co-Chief Operating Officer
Kazuki Morishita	Executive Director
Il Young Ryu	Executive Director
Seung Taik Baik	Executive Director
William Woojae Hahn	Independent Director and Audit Committee member
Jungil Lee	Independent Director and Audit Committee member
Kwangsuk Lee	Independent Director and Audit Committee member
Luke Kang	Independent Director
Phillip Young Ho Kim	Independent Director
Jonathan J. Lee	Chief Financial Officer and Investor Relations Officer

Yoon Seok Kang was elected as an Executive Director at our shareholders’ meeting in March 2008 and has served as Chief Compliance Officer since May 2008 and as Chief Executive Officer, Co-Chief Operating Officer and Chairman of the Board of Directors since June 2008. Mr. Kang was a Managing Director of the Korea Venture Fund from 2000 to 2008 and was a fund manager for the Samsung Venture Investment Corporation from 1999 to 2000. Mr. Kang worked as a manager of the Strategy and Business Development Group of the Information and Communications Division at Samsung Electronics Co. from 1996 to 1999.

Yoshinori Kitamura was elected as an Executive Director at our shareholders’ meeting in March 2008 and has served as Co-Chief Operating Officer since June 2008. Mr. Kitamura currently serves as an executive general manager of International Business Division at GungHo Online Entertainment, Inc. Mr. Kitamura is also a Director of GungHo Online Entertainment, Inc., GungHo Onine Entertainment Korea, Inc and GungHo Works, Inc. Mr. Kitamura worked as an executive general manager of the Marketing Division at GungHo Online Entertainment, Inc. from 2003 to 2007. Mr. Kitamura also worked at NC Japan K.K. from 2002 to 2003 and ICC Corporation from 1999 to 2003.

Kazuki Morishita was elected as an Executive Director at our shareholders’ meeting in March 2008. Mr. Morishita currently serves as the President and Chief Executive Officer of GungHo Online Entertainment, Inc. Mr. Morishita is also board Chairman of GungHo Works, Inc., the President of Game Arts Co., Ltd. and a Director of GungHo Online Entertainment Korea, Inc. Mr. Morishita was Chief Operating Officer of GungHo Online Entertainment, Inc. from 2002 to 2004 and a general manager of OnSale, Inc. from 2001 to 2002. Mr. Morishita worked at Softcreate Co., Ltd. from 1996 to 2000.

Il Young Ryu was elected as an Executive Director at our shareholders’ meeting in September 2005 and served as our Chairman of the Board of Directors, President, Representative Director and Chief Executive Director from September 2005 to June 2008. In 2004, he founded CJ Internet Japan and served as its Chief Executive Officer. In 2003, Mr. Ryu held the “Online Game Fantasy Star” event with the Softbank group. In 2002, Mr. Ryu formed an alliance between Techno Blood Inc. and Dasan Venture and managed Techno Blood & Dasan, the first Korea-Japan IT Fund. In 2001, he organized a Korea/Japan Bridging Business for Cultural Exchange between Korea and Japan. In 1999, Mr. Ryu founded Techno Blood Inc.

Seung Taik Baik was elected as an Executive Director at our shareholders’ meeting in March 2006, served as our Chief Operating Officer from August 2006 to June 2008 and has served as a Director since December 2005. Mr. Baik has also served as the Chief Executive Officer of NEOCYON, Inc. since 2000. Mr. Baik served as the local representative for Northeast Asia of Entrepreneurs Organization in 2004, and has served as the President of the Korea branch of Entrepreneurs Organization since 2005.

William Woojae Hahn was elected as an Independent Director at our shareholders’ meeting in March 2007 and has served as a member of the audit committee since March 2007. Mr. Hahn currently serves as Chief Investment Officer of Woori Private Equity Co, Ltd. Mr. Hahn was a Managing Director of the Investment Banking Group at Bookook Securities Co., Ltd. from 2006 to 2007. He worked as a Managing Director of the Investment Banking Group at Meritz Securities Co., Ltd. from 2004 to 2006. In 2002, Mr. Hahn was the Executive Vice President and Chief Financial Officer of TG Ubase, Inc. He was the President and Chief Executive Officer of Littauer Technologies, Inc. from 2000 to 2001 and the co-founder and Chief Investment Officer of AsiaNet Corporation, Ltd. from 1998 to 2000. Mr. Hahn worked as an analyst in Corporate Strategy at AXA Equitable from 1994 to 1998.

Jungil Lee was elected as an Independent Director at our shareholders’ meeting in March 2006 and has served as a member of the audit committee since March 2006. Mr. Lee is currently the managing attorney of Daesung International Law Office. Mr. Lee is a member of both the Korean and New York bar associations. Mr. Lee is a member of the committee to review the Citizens’ Request for Audit based on Article 40 of Anti-Corruption Act at the Board of Audit and Inspection of Korea since February 2006. Mr. Lee was an outside director of Pyeong Hwa Automotive Co., Ltd. from March 2002 to March 2005.

Kwangsuk Lee was elected as an Independent Director at our shareholders’ meeting in March 2007 and has served as a member of the audit committee since March 2007. Mr. Lee currently serves as the Chief Executive Officer of Incruit Corporation, a company he founded in 1998. Mr. Lee created one of the first on-line recruiting systems in Korea and Incruit Corporation is now one of the leading recruiting companies in Korea.

Luke Kang was elected as an Independent Director at our shareholders’ meeting in March 2008. Mr. Kang was the Senior Vice President and Managing Director of MTV Networks Korea from 2006 to 2008 and worked at MTV Networks Asia Pacific Region headquarters from 2001 to 2006. Mr. Kang was a business development manager at Asiacontent.com in 2000 and worked at Monitor Group Asia Pacific Region from 1996 to 2000. Mr. Kang worked as an analyst at the Ministry of Finance & Economy of the Republic of Korea from 1995 to 1996.

Phillip Young Ho Kim was elected as an Independent Director at our shareholders’ meeting in March 2008. Mr. Kim is currently a Managing Director at IRG Limited, a boutique investment bank based in Hong Kong. Mr. Kim was an Executive Director of Morgan Stanley Hong Kong from 1998 to 2000. Mr. Kim worked at Lehman Brothers from 1985 to 1997 and at Crocker National Bank in San Francisco from 1983 to 1984.

Jonathan J. Lee has served as our Investor Relations Officer since January 2007 and Chief Financial Officer since March 2007. Before joining us, Mr. Lee was head of the Alternative Investments Division (Investment Banking) at Meritz Securities Co., Ltd. from 2004 to 2006. Mr. Lee was associated with the M&A Group at Dresdner Kleinwort Wasserstein from 2001 to 2002 and a Vice President of Investments at Littauer Technologies Co., Ltd. from 2000 to 2001. Mr. Lee was a Vice President at AsiaNet Corporation, Ltd. from 1999 to 2000.

6.B.  Compensation

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2007, the aggregate amount of compensation paid by us to all directors and executive officers was Won 1,063 million (US$1,136 thousand), which excludes Won 300 million (US$321 thousand) set aside or accrued to provide for retirement or similar benefits to our executive officers. At our general meeting of shareholders held on March 28, 2008, our shareholders approved an aggregate amount of up to Won 1,400 million (US$1,496 thousand) as compensation for our directors for 2008.

Under the Labor Standard Act and the Employee Retirement Benefit Security Act, we are required to pay a severance amount to eligible employees, who voluntarily or involuntarily terminate their employment with us, including through retirement. The severance amount for our officers and directors equals the monthly salary at the time of his or her departure, multiplied by the number of continuous years of service, and further multiplied by a discretionary number set forth in our severance payment regulation, which depending on the position of the officer or director ranges from two to three. As of December 31, 2007, we provided Won 715 million (US$764 thousand), being 100% of our severance liability as of such date.

We maintain a directors’ and officers’ liability insurance policy covering certain potential liabilities of our directors and officers.

6.C.  Board Practices

Board of Directors

Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as currently in effect, provide for a Board of Directors comprised of not less than three directors and also provide for an audit committee, a compensation committee and a director nomination committee. We currently have 10 members serving as members of our Board of Directors. The directors are elected at a shareholders’ meeting by a majority vote of the shareholders present or represented, which majority is not less than one-fourth of all issued and outstanding shares with voting rights, so long as not less than one third of all issued and outstanding shares with voting rights are present at the shareholders’ meeting.

Each of our directors is elected for a term of three years, which may be extended until the close of the annual general meeting of shareholders convened in respect to the last fiscal year of such director’s term. However, directors may serve any number of consecutive terms and may be removed from office at any time by a special resolution adopted at a general meeting of shareholders.

The terms of Il Young Ryu expire on September 20, 2008, those of Seung Taik Baik and Jungil Lee on March 30, 2009, those of William Woojae Hahn and Kwangsuk Lee on March 21, 2010 and those of Yoon Seok Kang, Kazuki Morishita, Yoshinori Kitamura, Luke Kang and Phillip Young Ho Kim on March 27, 2011.

The Board of Directors elects one or more representative directors from its members. A representative director is authorized to represent and act on behalf of such company and has the authority to bind such company. A company may have (i) one sole representative director, (ii) two or more co-representative directors or (iii) two or more joint representative directors. The powers and authorities of a sole representative director and any co-representative directors are exactly the same while the only distinction for joint representative directors is that they must act jointly (i.e., all of the joint representative directors must act together in order to bind the company while co-representative directors may act independently). Currently our Board of Directors has elected Yoon Seok Kang as our Representative Director. Under the Korean Commercial Code and our articles of incorporation, any director with special interest in an agenda of a board meeting may not exercise his voting rights in such board meeting.

Independent directors

Our ADSs are listed on NASDAQ and we are subject to the NASDAQ listing requirements applicable to non-U.S. companies. The Company’s current board structure, which consists of an equal number of inside, or executive, and independent directors, is not in compliance with NASDAQ Marketplace Rule 4350(c)(1) which requires that a majority of the Board of Directors be comprised of independent directors. However, as we are a foreign private issuer that qualifies as a “controlled company” with more than 50% of our voting power held by a single entity, NASDAQ granted the Company an exemption on March 24, 2008 from Rule 4350(c)(1) under Rule 4350(a) and Rule 4350(c)(5) of the Nasdaq Marketplace Rules on the basis that such requirements were not consistent with our home country practice. With respect to the number of directors, Section 383(1) of the Korean

Commercial Code provides only that a stock company is required to have three or more directors and does not require that a majority of the Board of Directors be comprised of independent directors. Therefore, the Company’s current board structure conforms to generally accepted business practices in the Republic of Korea and is not prohibited by any applicable codes, laws and regulations in the Republic of Korea.

Committees of the Board of Directors

Under our articles of incorporation, we currently have three committees that serve under our Board of Directors:

•	the audit committee;

•	the director nomination committee; and

•	the compensation committee.

Audit committee

To comply with the Securities and Exchange Commission rules and regulations and the NASDAQ listing requirements regarding the need for, and composition of, an audit committee, we established an audit committee at our extraordinary shareholders’ meeting in December 2004.

The audit committee currently consists of the following directors: William Woojae Hahn, Jungil Lee and Kwangsuk Lee, all of whom are independent directors within the meaning of NASDAQ Marketplace Rule 4200 and meet the criteria for independence as set forth in Rule 10A-3(b)(1) of the Exchange Act. All of our independent directors are financially literate and have accounting or related financial management expertise. Our Board of Directors has determined that William Woojae Hahn is an “audit committee financial expert,” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act. The audit committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. Under the Korean Commercial Code, if a company establishes an audit committee, such company is not permitted to have a statutory auditor. The audit committee is chaired by William Woojae Hahn.

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

Compensation committee

The compensation committee consists of the following three directors, Kwangsuk Lee, William Woojae Hahn, and Jungil Lee, all of whom are independent as set forth in the NASDAQ listing requirements. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee is currently chaired by Kwangsuk Lee.

6.D.  Employees

As of June 10, 2008, GRAVITY Co. Ltd., not including its subsidiaries, had 477 full-time employees, of whom 459 were located in Korea and 18 were stationed overseas, either working with our subsidiaries or supporting our overseas licensees. The following table sets forth the number of employees of GRAVITY Co. Ltd. by department as of the dates indicated.

	December 31,			June 10,
	2005	2006	2007	2008

Senior management	8	5	6	8
Finance	13	15	14	13
Marketing	43	25	29	40
Game development and support	443	470	462	416

Total	507	515	511	477

GRAVITY Co. Ltd., does not have a labor union and none of its employees are covered by collective bargaining agreements. We have a labor-management council for such employees as required under the Act on the Promotion of Workers’ Participation and Cooperation. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or work stoppages.

In addition, as of June 10, 2008, our subsidiaries had the number of employees as set forth in the following table.

	December 31,					June 10,
	2005	2006		2007		2008

GRAVITY Interactive, Inc.(1)	22	22	{3}	29	{3}	31	{1}
L5 Games Inc.	—	—		20		20
GRAVITY Entertainment Corporation	2	—		—		—
GRAVITY EU SASU	—	3		8		6
GRAVITY CIS Co., Ltd.(1)	—	20	{3}	20	{3}	24	{3}
GRAVITY Middle East & Africa FZ-LLC(1)	—	—		2	{2}	6	{3}
NEOCYON, Inc.	40	35		46		41
TriggerSoft Corporation(2)	32	28		N/A		N/A

Total	96	108		125		128

Notes:

(1)	The number in {} is the number of employees (who are included in the total number) seconded from us.

(2)	TriggerSoft went into liquidation in May 2007 and the liquidation was completed in October 2007.

GRAVITY Entertainment Corporation does not have any employees because it is a paper company. None of the employees of GRAVITY Interactive, Inc., NEOCYON, Inc., GRAVITY CIS Co., Ltd., GRAVITY EU SASU or GRAVITY Middle East & Africa FZ-LLC are represented by a labor union or covered by a collective bargaining agreement.

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

Pursuant to the Korean National Pension Law, we are required to pay 4.5% of each employee’s annual wages to the National Pension Corporation. Our employees are also required to pay 4.5% of their annual wages to the National Pension Corporation. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. The total amount of contributions we made to the National Pension Corporation in 2005, 2006 and 2007 was Won 910 million, Won 1,205 million and Won 1,337 million (US$1,429 thousand), respectively.

6.E.  Share Ownership

None of our current directors or officers beneficially own our common shares.

Stock option plan

Under our articles of incorporation and the Act on Special Measures for the Promotion of the Venture Business, we may grant options for the purchase of our shares to certain qualified directors, officers, employees and third parties. Set forth below are the details of our stock option plan as currently contained in our articles of incorporation.

•	Stock options may be granted to our officers and employees who have contributed or are qualified to contribute to our establishment, management, overseas business and technical innovation. Notwithstanding the foregoing, no stock options may be granted to any executive officer or employee who is (i) our largest shareholder, (ii) a holder of 10% or more of our shares outstanding, (iii) certain specially related persons of the person set forth in (i) and (ii) above, or (iv) a shareholder who would own 10% or more of our shares upon exercise of options granted under the stock option plan.

•	Stock options may be granted by a special resolution of our shareholders with the aggregate number of shares issuable not to exceed 50% of the total number of our then issued and outstanding common shares.

•	Upon exercise of stock options, we deliver our common shares or pay in cash the difference between the market price of our shares and the option exercise price.

•	A stock option granted under the stock option plan, in case new shares are issued, has a minimum exercise price equal to the higher of (i) the market price of our shares calculated pursuant to the method under the Inheritance and Gift Tax Law and (ii) the par value of our shares, and in other cases, has a minimum exercise price equal to or higher than the market price of our shares calculated pursuant to the method under the Inheritance and Gift Tax Law.

•	Stock options can vest after two years from the stock option grant date and can be exercised up to five years from the vesting date. The stock option may be cancelled by a resolution of our Board of Directors if (i) the officer or employee who holds the option voluntarily resigns or is discharged from office prior to the vesting date, (ii) the officer or employee who holds the option causes material damage to us by willful misconduct or negligence, (iii) we are unable to deliver our shares or pay the prescribed amount due to bankruptcy or dissolution, or (iv) the occurrence of any cause for cancellation of stock options specified in the stock option agreement.

On December 24, 2004, our shareholders approved the implementation of our employee stock option plan and the granting of stock options under this plan to our directors, officers and employees.

Each stock option confers the right on the grantee to purchase one share of our common stock at the exercise price. The exercise price for these stock options is, in the case of some senior employees, Won 55,431 per share, representing the price per share of our common shares (or ADS equivalent) offered to the public in our initial public offering of February 2005, and in the case of all other eligible employees, Won 45,431 per share, representing the price per share offered to the public less Won 10,000 per share. A total of 69,637 stock options were outstanding, representing 1.00% of our total number of shares issued as of December 31, 2007, consisting of (i) 6,750 stock options issued to directors and officers and (ii) 62,887 stock options issued to a total of 101 eligible employees.

None of our current directors or executive officers as listed in Item 6.A. has options to purchase our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of June 24, 2008, by each person known to us to own beneficially 5% or more of our common shares based on 6,948,900 of our common shares outstanding. None of our common shares entitles the holder to any preferential voting rights. Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission, and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities.

	Number of
	Shares	Percentage
	Beneficially	Beneficially
Name	Owned	Owned

GungHo Online Entertainment, Inc.(1)	4,121,739	59.3%
Ramius Capital Group, L.L.C.(2)	667,758	9.6%
Moon Capital Master Fund Ltd.(3)	590,896	8.5%

Notes:

(1)	On August 30, 2005, Mr. Jung Ryool Kim, our former controlling shareholder and Chairman, sold all of our shares that Mr. Kim and his family members owned to EZER Inc., a Japanese Company (“EZER”), pursuant to a stock purchase agreement by and among Jung Ryool Kim, Ji Young Kim, Young Joon Kim, Ji Yoon Kim and EZER dated August 30, 2005. Pursuant to the share sale transaction, EZER became our largest shareholder. EZER, which was 100% owned by our former Chairman and Chief Executive Officer and current Executive Director, Il Young Ryu, was the operator of an investment fund established pursuant to a contractual relationship known in Japan as a “tokumei kumiai” (“TK Relationship”) with Techno Groove, Inc., a Japanese company and a wholly-owned subsidiary of Asian Groove, Inc., a Japanese company (“Asian Groove”). The TK Relationship, which is governed by the Commercial Code of Japan, is used in Japan as a means of making and managing investments, and under the investment fund agreement for the TK Relationship (the “TK Agreement”), EZER acted as the operator of a fund, established in Japan under the name of “Asian Star Fund,” using the capital contribution made by Techno Groove as an investor in the fund. Asian Star Fund was established for the sole purpose of investing in our shares.

In accordance with a Schedule 13/D filed by Techno Groove, among others, their investment in the Asian Star Fund was financed through a loan from Son Asset Management, LLC, formerly known as Son Asset Management Inc. (“SAM”), a Japanese company, in the amount of Japanese Yen 40 billion. In exchange, Asian Groove, a Japanese company and the parent company of Techno Groove, pledged all of its shares of GungHo Entertainment Online, Inc. in custody with Techno Groove, which in turn pledged these shares to SAM.

Under the terms of the TK Agreement, EZER, as the operator of Asian Star Fund, had sole rights with respect to ownership and voting rights of common shares of companies invested in by Asian Star Fund. Asian Star Fund’s sole investment was in our shares. Techno Groove had no voting or investment power with respect to the securities held by Asian Star Fund. The term of the TK Agreement one year, subject to automatic one-year renewals, unless terminated by either party upon three months prior notice. Upon such termination, the assets of Asian Star Fund must be distributed to Techno Groove by EZER.

On October 31, 2006, Techno Groove was merged into Asian Groove and on December 26, 2006, EZER acquired 3,640,619 shares of the Company’s common stock from Asian Star Fund for Japanese Yen 9,921,679,586. Asian Star Fund was automatically dissolved based on the TK Agreement on December 26, 2006 because all of the shares were transferred outside of the fund.

The acquisition of the Company’s common stock by EZER under the TK Agreement was financed by the issuance by EZER to SAM of EZER Series One Corporate Bond in the principal amount of Japanese Yen 9,930,000,000 (the “EZER Series One Corporate Bond”).

On October 19, 2007, EZER entered into an accord and satisfaction agreement (the “Accord and Satisfaction Agreement”) with SAM, whereby, EZER agreed to transfer to SAM 3,640,619 shares of the Company in partial satisfaction of EZER’s obligations under the EZER Series One Corporate Bond held by SAM, in an amount of Japanese Yen 5,869,244,308 on the later to occur of (i) November 20, 2007, and (ii) the date the Korean Fair Trade Commission approved the transfer of such shares (the “Closing Date”) based upon the NASDAQ closing price of the Company’s common stock on the day prior to the Closing Date.

On November 19, 2007, the Korean Fair Trade Commission approved the transfer of the Company’s common stock pursuant to the Accord and Satisfaction Agreement. As a result, on November 20, 2007, EZER no longer held any shares of the Company.

On February 13, 2008, Heartis Inc. (“Heartis”), a corporation organized under the laws of Japan, executed a stock purchase and sale agreement (the “Purchase Agreement”) with SAM pursuant to which SAM agreed to transfer 3,640,619 shares of the Company’s common stock to Heartis. On February 29, 2008, Heartis paid to SAM Japanese Yen 4,036,298,947, an amount equal to the 3,640,619 shares multiplied by the United States NASDAQ Global Market closing price of ADSs representing shares of the Company’s common stock on February 13, 2008 ($2.56), multiplied by four ADS represent one share of the Company’s common stock), and further multiplied by the JPY/U.S. dollar telegraphic transfer middle rate on February 14, 2008, reported by Mizuho Corporate Bank, Ltd. (108.27 JPY per 1.00 U.S. dollar), in exchange for delivery of the Company’s common stock. On the same date, 3,640,619 shares of the Company’s common stock were transferred to Heartis pursuant to the Purchase Agreement.

In order to finance the transaction contemplated by the Purchase Agreement, Heartis executed a loan agreement (the “Loan Agreement”) with SAM on February 22, 2008. Under the Loan Agreement, on February 29, 2008 SAM loaned to Heartis JPY 4,030,000,000, the principal of which Heartis shall repay no later than February 28, 2010. Heartis shall pay to SAM interest at a rate of 14.5% per annum. As collateral for the loan, Heartis agreed in the Loan Agreement to pledge to SAM 24,308 shares of common stock of GungHo Online Entertainment, Inc., a corporation organized under the laws of Japan, which shares were acquired by SAM through a third party allotment on April 1, 2008 under a share subscription agreement (the “Share Subscription Agreement”) between Heartis and GungHo on February 14, 2008. Heartis provided the remainder of the consideration specified by the Purchase Agreement out of its working capital.

GungHo is 21.1% held by Heartis and 14.7% by Asian Groove Taizo Son, the Chairman of GungHo, controls Heartis through his 100% ownership of the issued share capital of Inter Operations, which owns 100% of the issued share capital of Heartis. Taizo Son also controls Asian Groove by directly owning 33.3% of the issued share capital of Asian Groove and indirectly owning, through his ownership of Inter Operations, a further 33.3% of Asian Groove. Thus, Taizo Son indirectly owns or controls 35.8% of the issued share capital of GungHo.

On February 14, 2008, GungHo executed the Share Subscription Agreement with Heartis pursuant to which, on April 1, 2008, Heartis was to transfer 3,640,619 shares of the Company’s common stock to GungHo as a contribution in kind for 24,308 newly issued shares of common stock of GungHo. The number of shares issued by GungHo was determined based on an aggregate valuation of the shares of Japanese Yen 4,035,180,549.

On April 1, 2008, the Share Subscription Agreement between Heartis and GungHo was consummated. As a result, the legal title to 3,640,619 shares of the Company’s common stock that Heartis held until such time was transferred to GungHo.

On June 23, 2008, GungHo and LaGrange Capital Partners, L.P. (“LaGrange”) entered into a Stock Purchase Agreement (the “LaGrange Stock Purchase Agreement”), whereby GungHo purchased 1,378,166 American Depositary Shares representing 344,541.50 shares of the Company held by LaGrange for an aggregate purchase price of US$2,067,249. The purchase price was paid out of GungHo’s own funds. The LaGrange Stock Purchase Agreement was consummated on June 23, 2008.

On June 23, 2008, GungHo and LaGrange Capital Partners Offshore Fund, Ltd. (“LaGrange Offshore”) entered into a Stock Purchase Agreement (the “LaGrange Offshore Stock Purchase Agreement”), whereby GungHo purchased 424,051 American Depositary Shares representing 106,012.75 shares of the Company held by LaGrange Offshore for an aggregate purchase price of US$636,076.50. The purchase price was paid out of GungHo’s own funds. The LaGrange Offshore Stock Purchase Agreement was consummated on June 23, 2008.

On June 24, 2008, GungHo and Raffles Associates, L.P. (“Raffles”) entered into a Stock Purchase Agreement (the “Raffles Stock Purchase Agreement”), whereby GungHo purchased 122,261 American Depositary Shares representing 30,565.25 shares of the Company held by Raffles for an aggregate purchase price of US$183,391.50. The purchase price was paid out of GungHo’s own funds. The Raffles Stock Purchase Agreement was consummated on June 24, 2008.

We have in the ordinary course of business, entered into various contracts with GungHo. See Item 4.B. “Business Overview — Our markets — Overseas markets” and Item 10.C. “Material Contracts.”

(2)	As reported in Schedule 13D/A filed on February 13, 2008. Consists of shares beneficially owned by Starboard Value and Opportunity Master Fund Ltd., Parche LLC, RCG Enterprise, Ltd., RCG Ambrose Master Fund, Ltd., RCG Halifax Fund, Ltd., Ramius Master Fund, Ltd., RCG Starboard Advisors, LLC, Ramius Advisors, LLC, RCG PB, Ltd, Safe Harbor Master Fund, L.P., Safe Harbor Investment Ltd., Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon.

(3)	As reported in Schedule 13D/A filed on November 20, 2006. Consists of shares beneficially owned by Moon Capital Master Fund Ltd., Moon Capital Leveraged Master Fund Ltd., Moon Capital Management LP, JWM Capital LLC and John W. Moon.

To the best of our knowledge, as of December 31, 2007, approximately 43.3% of our common shares were held in the United States (in the form of common shares or ADSs). Also to the best of our knowledge, we had approximately 754 beneficial holders of our shares (in the form of ADSs) in the United States as of December 31, 2007.

7.B.  Related Party Transactions

Relationship with GungHo Online Entertainment, Inc.

On April 1, 2008, GungHo Online Entertainment, Inc. acquired 3,640,619 shares of the Company’s common stock, which was approximately 52.4% of the Company’s total shares. On June 23, 2008 and June 24, 2008, GungHo Online Entertainment acquired additional 450,554.25 and 30,565.25 shares of the Company, respectively. As of June 24, GungHo Online Entertainment beneficially owns approximately 4,121,739 shares of the Company’s common stock, constituting approximately 59.3% of the total issues and outstanding common shares. The trade accounts receivable due from GungHo Online Entertainment as of December 31, 2006 and December 31, 2007 amount to Won 86 million and Won 1,613 million, respectively. Mr. Kazuki Morishita, our Executive Director, and Mr. Yoshinori Kitamura, our Executive Director and Co-Chief Operating Officer, have been Chief Executive Officer and executive general manager of GungHo Online Entertainment, respectively.

Relationship with SoftBank Corporation

Softbank BB Corp. (“Softbank BB”), a corporation organized under the laws of Japan, and a subsidiary of SoftBank Corporation (“SoftBank”), a corporation organized under the laws of Japan, owns 33.6% of the issued share capital of GungHo. Masayoshi Son is the Chairman, Chief Executive Officer and controlling shareholder of SoftBank and Softbank BB, and is also brother to Taizo Son, who indirectly owns or controls 35.8% of the issued share capital of GungHo. In December, 2005, we entered into a limited partnership agreement with Movida Investment Inc. (later renamed to Entertainment Farm Inc.), SoftBank and other eight companies to invest in Online Game Revolution Fund No. 1, a fund with a total proposed investment size of Japanese Yen 10 billion, with the objective of investing in companies which develop online games in Japan. Entertainment Farm Inc., a Japanese company and an affiliate of SoftBank, operates the fund as the general partner. The fund has a term of five years from the effective date, which is January 1, 2006. We have agreed to contribute a total of Japanese Yen 1,000 million, which represented 10% of the total capital commitment in the fund by the limited partners, and which currently represents 15.15% of the fund due to the withdrawal of some limited partners in the fund. As of the date hereof, we have invested Japanese Yen 670 million, which represents 67% of our total capital commitment. In addition, the Company invested US$9 million in acquiring Series D preferred shares of Perpetual Entertainment Inc., a U.S. based online game developer of Gods & Heroes and Star Trek Online, in May 2006. Softbank’s venture capital affiliates, Softbank Capital Technology and Mobius Technology Ventures, were also investors in Perpetual Entertainment, Inc.

Relationship with GRAVITY Interactive, Inc.

In April 2003, we entered into an agreement with GRAVITY Interactive, Inc., formerly known as GRAVITY Interactive, LLC, for the service and distribution of Ragnarok Online in the United States and Canada pursuant to which GRAVITY Interactive agreed to remit dividends to us based on a percentage of earnings. After GRAVITY Interactive changed their form to an incorporated company in January 2006, we entered into an agreement with GRAVITY Interactive for the service and distribution of Ragnarok Online in the United States and Canada pursuant to which GRAVITY Interactive agreed to remit royalties to us instead of dividends, which was amended in January 2008 to include Australia and New Zealand as service countries. Also, we entered into an agreement with GRAVITY Interactive for the service and distribution of R.O.S.E. Online and Requiem in the United States and Canada in January 2006 and February 2008, respectively. All the right of R.O.S.E. Online for the United States, Canada and Mexico were transferred to Gravity Interactive in June 2007. Mr. Il Young Ryu, our Executive Director, has been the Chief Executive Officer and Secretary and Mr. Seung Taik Baik, our Executive Director, has been a director of GRAVITY Interactive.

Relationship with L5 Games Inc.

In October 2007, we formed L5 Games Inc., which is a wholly-owned subsidiary of GRAVITY Interactive. Mr. Il Young Ryu, our Executive Director, has been a director of L5 Games.

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

Under a consortium agreement which became effective in April 2004 between GRAVITY Entertainment and other parties to the Animation Production Committee, a Japanese joint venture for the production and marketing of Ragnarok the Animation, GRAVITY Entertainment was obligated to contribute Japanese Yen 117 million plus a 5% tax, amounting to Japanese Yen 123 million, to the joint venture. As a shareholder of GRAVITY Entertainment, we funded this contribution amount in full in the form of additional capital injection.

On October 1, 2004, we granted a license for Ragnarok Online to the joint venture in order for the joint venture to produce animation based on Ragnarok Online.

Pursuant to an arrangement between GRAVITY Entertainment and the joint venture, GRAVITY Entertainment is required to remit 70% of the revenues from its animation business to the joint venture. As of December 31, 2007, the amount due and payable to the joint venture by GRAVITY Entertainment amounted to Japanese Yen 2 million.

Pursuant to an export and copyright authorization agreement between GRAVITY Entertainment and the Company, effective in April 2004, we have the exclusive license to sell Ragnarok the Animation to countries in Southeast Asia, which include Vietnam, Laos, Cambodia, Thailand, Malaysia, Singapore, Indonesia, the Philippines, Taiwan, China and Hong Kong. Mr. Il Young Ryu, our Executive Director, has been the Chief Executive Officer and a director and Mr. Seung Taik Baik, our Executive Director, has been a director of GRAVITY Entertainment.

Relationship with TriggerSoft Corporation

We acquired 88.15% of the outstanding common shares of TriggerSoft Corporation for an aggregate purchase price of Won 1,627 million in April and May 2005. We made loans in the amount of Won 1,050 million and Won 940 million to TriggerSoft Corporation, the developer of R.O.S.E. Online game, at an annual interest rate of 9% payable monthly in arrears in 2005 and 2006, respectively. We made additional loans in the amount of Won

185 million in 2007. TriggerSoft went into liquidation in May 2007 and the liquidation was completed in October 2007. TriggerSoft defaulted on the Company’s loans in October 2007. All the rights of R.O.S.E. Online were transferred to us in October 2007.

Relationship with NEOCYON, Inc.

We acquired 96.11% of the outstanding common stocks of NEOCYON for an aggregate purchase price of Won 7,716 million in cash pursuant to a series of share purchase transactions which took place in November and December 2005. In September 2006, we entered into an agreement regarding mobile publishing with NEOCYON and they have been remitting royalties to us. Mr. Seung Taik Baik, our Executive Director, has been the Chief Executive Officer and a director of NEOCYON.

Relationship with GRAVITY CIS Co., Ltd.

In September 2006 we acquired 100% of the voting shares of GRAVITY CIS Co., Ltd., formerly known as GRAVITY CIS, Inc., formerly Mados, Inc., from Cybermedia International, Inc., a former subsidiary of NEOCYON, Inc. GRAVITY CIS changed to a limited liability company in November 2007. We extended a loan in the amount of US$1.5 million to GRAVITY CIS on February 28, 2006 and made additional loans in the amount of US$0.5 million on February 10, 2007 at an annual interest rate of 4.9% payable monthly in arrears. As of June 10, 2008, the total outstanding loan amounts to US$0.5 million. In October 2006, an agreement with NEOCYON for the service and distribution of Ragnarok Online in Russia, which was entered into in December 2004, was transferred to GRAVITY CIS. In December 2007, we entered into an agreement with GRAVITY CIS for the service and distribution of Requiem in Armenia, Azerbaijan, Belorussia, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

Relationship with GRAVITY RUS Co., Ltd.

In October 2007, we founded GRAVITY RUS Co., Ltd. and acquired 99.99% of the voting shares. We transferred 100% of the voting shares of GRAVITY CIS Co., Ltd. to GRAVITY RUS Co., Ltd. in December 2007.

Relationship with GRAVITY EU SASU

In August 2006, we founded GRAVITY EU SASU, a wholly owned Europe-based subsidiary. In October 2006, an agreement with Mados, Inc., a former subsidiary of Cybermedia International, Inc., a former subsidiary of NEOCYON, for the service and distribution of Ragnarok Online in France and Belgium, which was entered into in August 2005, was transferred to GRAVITY EU. In June 2008, an amendment was made to include the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark and Spain as service countries. Mr. Seung Taik Baik, our Executive Director, has been the Chief Executive Officer of GRAVITY EU.

Relationship with GRAVITY Middle East & Africa FZ-LLC

In May 2007, we founded GRAVITY Middle East & Africa FZ-LLC, a wholly owned Dubai-based subsidiary. In May 2007, an agreement with Sento Enterprises Limited for the service and distribution of Ragnarok Online in United Arab Emirates, Saudi Arabia, Kuwait, Qatar, Bahrain, Oman, Yemen, Iraq, Syria, Egypt, Iran, Israel, Lebanon and Jordan, which was entered into in May 2005, was amended with the distributor to exclude Iran and Syria. In February 2006, the agreement was transferred to GRAVITY Middle East & Africa. Mr. Seung Taik Baik, our Executive Director, has been the Chief Executive Officer of GRAVITY Middle East & Africa.

7.C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

Financial Statements

All relevant financial statements are included in “Item 18. FINANCIAL STATEMENTS.”

Legal Proceedings

Class action complaints

In May 2005, a number of class action complaints were filed against the Company and other defendants for alleged violation of the United States federal securities law in the United States District Court for the Southern District of New York (the “Court”) in connection with the initial public offering of the Company’s ADSs in February 2005. The actions were consolidated by an order of the Court entered on December 12, 2005 as In Re Gravity Co., Ltd. Securities Litigation, No. 1:05-CV-4804-LAP to be prosecuted on behalf of a class of those who purchased ADSs between February 7, 2005 and November 10, 2005. On July 10, 2006, the lead plaintiff filed a Consolidated Amended Complaint (the “CAC”) which identified the Company and certain of its former individual directors and officers as defendants, and claims that the Company’s registration statement on Form F-1 and the prospectus which constitutes a part of the registration statement used in connection with its initial public offering contained material misstatements and omissions. On October 17, 2006, the Company and certain other defendants filed motions to dismiss the CAC. Pursuant to a mediation session held in New York on April 25, 2007, the Company, one other defendant and the plaintiffs agreed in principle to settle the class action litigation for US$10 million. The Company’s share of the settlement was US$5 million. In July 2007, the parties filed a stipulation with the Court requesting that the Court approve the proposed settlement. In November 2007, the federal judge presiding over the consolidated class action approved settlement of the class action and made the determination that the costs of administering the settlement, including the plaintiffs’ attorneys’ fees of 20.56% of the settlement amount and related expenses, be paid out of the settlement fund before distributions were to be made to class members. No plaintiffs filed an appeal during the 30-day appeal period which expired on December 21, 2007, and settlement amounts were disbursed to class members shortly thereafter. Upon completion of this settlement, the Company, its current and former directors and officers as well as other third parties were released from liability for the claims asserted in the class action litigation.

Other litigation matters

As of December 31, 2007, the Company is a defendant in two separate lawsuits claiming damages for breach of contract in which the Company has been a party. In May 2007, YNK Korea Inc., formerly known as Sunny YNK Inc., our former distributor for Ragnarok Online, filed a lawsuit against us claiming that we failed to distribute the earnings from a certain amount of net sales due to the embezzlement of royalty revenue committed by a former chairman of our Company and from license fees from overseas licensees. The claim of the lawsuit amounts to approximately Won 1,344 million. In October 2006, Softstar Entertainment Inc., our former licensee in Taiwan, Hong Kong and Macao for R.O.S.E. Online, filed a lawsuit against us insisting that the game program for the open beta testing of the game in Taiwan which was provided by us was different from the program used for the closed beta testing and was materially deficient, thereby causing them to incur a loss in their business. The license agreement with Softstar Entertainment Inc., which was entered in February 2005, was terminated by the plaintiff in December 2005 and the open beta testing of the game was terminated in March 2006. The likely outcome of these lawsuits cannot yet be determined.

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

Subject to the terms of the deposit agreement for the ADSs, you will be entitled to receive dividends on common shares represented by ADSs to the same extent as the holders of common shares, less the fees and expenses payable under the deposit agreement in respect of, and any Korean tax applicable to, such dividends. See Item 10.E. “Taxation — Korean Taxation.” The depositary will generally convert the Won it receives into U.S. dollars and distribute the U.S. dollar amounts to you. For a description of the U.S. federal income tax consequences of dividends paid to our shareholders, see Item 10.E. “Taxation — U.S. federal income tax considerations.”

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

ADSs

Following our initial public offering on February 8, 2005, the ADSs have been issued by The Bank of New York Mellon, formerly known as The Bank of New York, as depositary and are listed on the NASDAQ Stock Market’s the NASDAQ Global Market, formerly the NASDAQ National Market, under the symbol “GRVY.” Each ADS represents one-fourth of one share of our common stock. As of June 10, 2008, 12,017,212 ADSs representing 3,004,303 shares of our common stock were outstanding.

The table below shows the high and low trading prices on the NASDAQ for the outstanding ADSs since February 1, 2005. Each ADS represents one-quarter of one share of our common stock.

	Price
Period	High	Low
	(In US$)

2005	13.77	5.30
First Quarter	13.77	8.04
January	N/A	N/A
February	13.77	10.30
March	11.90	8.04
Second Quarter	9.72	5.30
April	9.50	8.02
May	9.72	5.30
June	8.70	6.30

	Price
Period	High	Low
	(In US$)

Third Quarter	12.14	5.90
July	10.05	6.01
August	12.14	5.90
September	10.95	7.70
Fourth Quarter	8.64	6.10
October	8.64	6.71
November	7.15	6.24
December	7.25	6.10
2006	9.75	4.80
First Quarter	9.75	5.75
January	7.87	6.63
February	7.58	6.65
March	9.75	5.75
Second Quarter	9.88	6.83
April	9.88	8.10
May	9.05	7.50
June	8.03	6.83
Third Quarter	7.29	5.46
July	7.29	5.84
August	7.25	5.77
September	6.87	5.46
Fourth Quarter	7.38	4.80
October	6.00	4.80
November	7.38	4.86
December	6.00	5.48
2007	7.25	2.75
First Quarter	6.55	5.42
January	6.36	5.42
February	6.55	5.85
March	6.45	5.66
Second Quarter	7.25	5.57
April	6.65	5.57
May	7.15	6.26
June	7.25	6.12
Third Quarter	6.50	3.63
July	6.50	5.75
August	6.00	3.63
September	4.35	3.75
Fourth Quarter	4.31	2.75
October	4.31	3.51
November	3.73	3.35
December	3.80	2.75
2008 (through May 2008)	3.39	1.14

	Price
Period	High	Low
	(In US$)

First Quarter	3.39	1.375
January	3.39	2.50
February	2.70	1.41
March	1.77	1.375
Second Quarter (through May 2008)	2.00	1.14
April	1.75	1.14
May	2.00	1.25

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

We may declare dividends at the annual general meeting of shareholders which is held within three months after the end of each fiscal year. We may pay the annual dividend shortly after the annual general meeting declaring such dividends. We may distribute the annual dividend in cash or in shares. However, a dividend in shares must be distributed at par value, and dividends in shares may not exceed one-half of the annual dividends.

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

We may issue new shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights if the new shares are issued:

•	through a general public offering pursuant to a resolution of the Board of Directors of no more than 50% of the total number issued and outstanding shares;

•	to the members of the employee stock ownership association;

•	upon exercise of a stock option in accordance with our articles of incorporation;

•	in the form of depositary receipts of no more than 50% of the total number issued and outstanding shares;

•	to induce foreign direct investment necessary for business in accordance with the Foreign Investment Promotion Act of no more than 50% of the total number issued and outstanding shares;

•	to domestic or overseas financial institutions, corporations or individuals for the purpose of raising funds on an emergency basis;

•	to certain companies under an alliance arrangement with us; or

•	by a public or to cause the underwriters to underwrite new shares for the purpose of listing them on the Stock Market Division or KOSDAQ Market Division of the Korea Exchange of no more than 50% of the total number issued and outstanding shares.

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

General meeting of shareholders

We hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary;

•	at the request of shareholders holding an aggregate of 3% or more of our outstanding shares; or

•	at the request of our audit committee.

We must give shareholders written notice or electronic document setting out the date, place and agenda of the meeting at least two weeks prior to the general meeting of shareholders. The agenda of the general meeting of shareholders is determined at the meeting of the Board of Directors. In addition, a shareholder holding an aggregate of 3% or more of the outstanding shares may propose an agenda for the general meeting of shareholders. Such proposal should be made in writing at least six weeks prior to the meeting. The Board of Directors may decline such proposal if it is in violation of the relevant law and regulations or our articles of incorporation. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of non-voting preferred shares, unless enfranchised, are not entitled to receive notice of or vote at the general meeting of shareholders.

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

Register of shareholders and record dates

Our transfer agent, Hana Bank, maintains the register of our shareholders at its office in Seoul, Korea. It registers transfers of shares on the register of shareholders upon presentation of the share certificates.

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

Our transfer agent, Hana Bank, maintains the register of our shareholders at its office located at 43-2 Yoido-Dong, Youngdeungpo-Gu, Seoul, Korea. It registers transfers of shares of the register of shareholders on presentation of the share certificates.

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

Under this renewal agreement, the term of the original agreement was extended for three years from the effective date.

Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated October 22, 2006 between Soft-World International Corporation (licensee in Taiwan) and GRAVITY Co., Ltd.

Under this amendment, the term of the original agreement was extended for one year to October 22, 2007.

Exclusive Emil Chronicle Online License and Distribution Agreement dated August 1, 2007, between GameCyber Technology Ltd. and GRAVITY Co., Ltd.

On August 1, 2007, we entered into an agreement with GameCyber Technology Ltd., our licensee in Taiwan and Hong Kong, under which we granted the licensee an exclusive right to license the distribution rights for Emil Chronicle Online in Taiwan and Hong Kong for an initial license fee of US$400,000 payable, a minimum guaranteed payment of US$300,000 and a monthly royalty payment equal to 35% of the licensee’s monthly revenue from Emil Chronicle Online service. The term of the agreement is three years from the date of commercialization of Emil Chronicle Online in Taiwan and Hong Kong.

First Amendment to the Ragnarok Online Software Agreement dated October 9, 2007, between Game Flier (Malaysia) Sdn. Bhd. and GRAVITY Co., Ltd.

Under this amendment with our licensee in Singapore and Malaysia, the term of the Ragnarok License Agreement, dated April 9, 2006, with the licensee was extended to October 8, 2009.

Exclusive Ragnarok Online 2 License and Distribution Agreement dated October 15, 2007, between PT. Lyto Datarindo Fortuna and GRAVITY Co., Ltd.

On August 1, 2007, we entered into an agreement with PT. Lyto Datarindo Fortuna, our licensee in Indonesia, under which we granted the licensee an exclusive right to license the distribution rights for Ragnarok Online 2 in Indonesia for an initial license fee of US$500,000 payable, a minimum guaranteed payment of US$400,000 and a monthly royalty payment equal to 30% of the licensee’s monthly revenue from Ragnarok Online 2 service. The term of the agreement is three years from the date of commercialization of Ragnarok Online 2 in Indonesia.

Amendment to the exclusive Ragnarok Online License and Distribution Agreement dated October 22, 2007, between Soft-World International Corporation and GRAVITY Co., Ltd.

Under this amendment with our licensee in Taiwan and Hong Kong, the term of the Ragnarok License and Distribution Agreement, dated May 20, 2002, with the licensee was extended to October 22, 2009.

Exclusive Requiem Online License and Distribution Agreement dated December 1, 2007, between GRAVITY CIS, Inc. and GRAVITY Co., Ltd.

On December 1, 2007, we entered into an agreement with GRAVITY CIS, Inc., our licensee in Russia and CIS countries, under which we granted the licensee an exclusive right to license the distribution rights for Requiem Online in Armenia, Azerbaijan, Belorussia, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan for an initial license fee of US$100,000 payable and a monthly royalty payment equal to 25% of the licensee’s net profit from Requiem Online service. The term of the agreement is three years from the date of commercialization of Requiem Online, renewable for one year by the licensee.

Lease Agreement dated January 1, 2008, between Korea SW Industry Promotion Agency and GRAVITY Co., Ltd.

On January 1, 2008, we entered into a lease agreement with Korea SW Industry Promotion Agency (“KIPA”) for our principal executive and administrative offices, located on one floor of Nuritkum Square Business Tower and two floors of Nuritkum Square R&D Tower, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-270 Korea. The term of the lease commenced on January 1, 2008 and expires on December 31, 2012, with an option to renew for one year.

Second Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2008, between GRAVITY Interactive, Inc. and GRAVITY Co., Ltd.

Under this amendment with our licensee in the United States and Canada, the term of the Ragnarok License and Distribution Agreement, dated January 1, 2006, with the licensee was extended to December 31, 2008. The amendment also increased monthly royalty payments from 15% to 25% of the licensee’s monthly service sales amount from the Ragnarok Online service and expanded the serviced countries to include Australia and New Zealand.

Exclusive Ragnarok Online 2 Authorization to Use and Distribute Software Agreement dated January 21, 2008, between Level Up! Interactive S.A. and GRAVITY Co., Ltd.

On January 21, 2008, we entered into an agreement with GRAVITY CIS, Inc., our licensee in Brazil, under which we granted Level Up! Interactive S.A. an exclusive right to license the distribution rights for Ragnarok Online 2 in Brazil for an authorization copyright fee of US$400,000 payable, a minimum guaranteed payment of US$600,000 and a monthly royalty payment equal to 25% of the licensee’s gross sales amount from Ragnarok Online 2 service. The term of the agreement is three years from the date of commercialization of Ragnarok Online 2, subject to renewal for two one-year terms.

First Amendment to the exclusive Emil Chronicle Online License and Distribution Agreement dated January 23, 2008, between GameCyber Technology Ltd. and GRAVITY Co., Ltd.

Under this amendment with our licensee in Taiwan and Hong Kong, the Emil Chronicle Online License and Distribution Agreement, dated August 1, 2007, with the licensee was amended so that the term of the agreement applicable to each of Taiwan and Hong Kong commences from the commercial service date in each territory.

Exclusive Pucca Racing License and Distribution Agreement dated January 23, 2008, between Ini3 Digital Co., Ltd., Vooz Co., Ltd. and GRAVITY Co., Ltd.

On January 23, 2008, we entered into an agreement with Vooz Co., Ltd., the character licensor and Ini3 Digital Co., Ltd., our licensee in Thailand, under which we granted Ini3 Digital Co., Ltd. an exclusive right to license the distribution rights for Pucca Racing in Thailand for a license fee of US$300,000 payable and a monthly royalty payment equal to 30% of the licensee’s gross sales amount from Pucca Racing service. The term of the agreement is three years from the date of commercialization of Pucca Racing.

Exclusive Requiem Online License and Distribution Agreement dated February 21, 2008, between Gravity Interactive, Inc. and GRAVITY Co., Ltd.

On February 21, 2008, we entered into an agreement with Gravity Interactive, Inc., our licensee in the United States and Canada, under which we granted the licensee an exclusive right to license from us the distribution rights for Requiem Online in the United States and Canada for an initial license fee of US$200,000 payable and a monthly royalty payment equal to 25% of the licensee’s service sales amount from Requiem Online service. The term of the agreement is three years from the date of commercialization of Requiem Online, subject to automatic renewals for successive one year periods.

Sixth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated February 27, 2008, between PT. Lyto Datarindo Fortuna and GRAVITY Co., Ltd.

Under this amendment with our licensee in Indonesia, the term of the Ragnarok License and Distribution Agreement, dated February 26, 2003 with the licensee was extended to February 26, 2010.

10.D.  Exchange Controls

General

The Foreign Exchange Transaction Law and the Presidential Decree and regulations under such Law and Decree, or the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by such laws or otherwise permitted by the Foreign Exchange authorities, including the Minister of Strategy and Finance, or the MOSF. The Financial Services Commission, or FSC, has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

Under the Foreign Exchange Transaction Laws, (i) if the Korean government deems that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the MOSF may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe-keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and (ii) if the Korean government deems that the international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring on serious obstacles in carrying out currency policies, exchange rate policies and other macroeconomic policies, the MOSF may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the means of payment acquired in such transactions in certain Korean governmental agencies or financial institutions, in each case subject to certain limitations thereunder.

Filing with the Korean government in connection with the issuance of ADSs

In order for us to issue common shares represented by ADSs in an amount exceeding US$30 million, we are required to file a prior report of the issuance with the MOSF through the designated foreign exchange bank. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.

Under current Korean law and regulations, the depositary is required to obtain our prior consent for the number of common shares to be deposited in any given proposed deposit which exceeds the difference between (i) the aggregate number of common shares deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs), and (ii) the number of common shares on deposit with the depositary at the time of such proposed deposit. We have agreed to consent to any deposit so long as the deposit would not violate our articles of incorporation or applicable Korean law, and the total number of our common shares on deposit with the depositary would not exceed the sum of the aggregate number of common shares and any number of additional shares for which the Depositary has received our written consent.

Furthermore, prior to making an investment of 10% or more of the outstanding voting shares of a Korean company, foreign investors are generally required under the Foreign Investment Promotion Law to submit a report to the Chairman of the Korea Trade-Investment Promotion Agency (“KOTRA”) (including the head of the Trade Center, branch office and/or office designated by the Chairman of KOTRA) and the President of the Foreign Exchange Bank (including the head of the branch office designated by the President of the Foreign Exchange Bank). Subsequent sales of such shares by foreign investors will also require a prior report to the Chairman of KOTRA.

Certificates of the shares must be kept in custody with an eligible custodian

Under Korean law, certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea, which certificates may in turn be required to be deposited with the Korea Securities Depository, or KSD, if they are designated as being eligible for deposit with the KSD. Only the KSD, securities companies, asset management companies established under the Indirect Investment Asset Management Business Act (“IIAMBA”), futures trading companies and internationally recognized foreign custodians are eligible to act as a custodian of shares for a foreign investor. However, a foreign investor may be exempted from complying with the requirement to have the certificates deposited with the KSD with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

A foreign investor may appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks, securities companies, asset management companies established under the IIAMBA, futures trading companies and internationally recognized foreign custodians, which have obtained a license to act as a standing proxy to exercise shareholders’ rights or perform any matters related thereto if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

Restrictions on ADSs and shares

Once the report to the MOSF is filed in connection with the issuance of ADSs, no further Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with such withdrawal. In addition, persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.

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

10.E.  Taxation

Korean taxation

The following is a discussion of material Korean tax consequences to owners of our ADSs and common shares that are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable. A non-resident individual according to Korean tax laws means an individual who does not have an address or a place of residence in Korea for longer than a period of one year. A non-Korean corporation is a corporation whose headquarter and main office is located overseas and does not have a permanent establishment in Korea. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our common shares, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

Dividends on the shares or ADSs

Under Korean tax laws, the domestic source dividend income of non-resident individuals and non-Korean corporations means any profits or surpluses that are distributed by domestic companies. Therefore, dividends that are distributed to non-Korean corporations and non-resident individuals who own common shares of domestic companies are considered to be domestic source dividend income. The dividends provided to the holder of ADSs are also included in the domestic source dividend income as it is no different from dividends that are paid to a holder of common shares in the domestic companies.

With respect to the taxation of domestic source dividend income of a non-resident individual and non-Korean corporation, if there is no tax treaty entered into between Korea and the country of tax residence of the non-resident individual or non-Korean corporation or if the country of tax residence is a tax haven designated by the Commissioner of National Tax Service in Korea (currently, only Labuan, Malaysia) and has not acquired prior approval of the Commissioner, we will deduct Korean withholding tax from dividends paid to such non-resident individual or non Korean corporation (whether in cash or in shares) at a rate of 27.5% (including resident surtax). If you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for an exemption or a reduced rate of Korean withholding tax according to the tax treaty. In this connection, if the party with whom the income has been provided exists as a paper company in order to receive the benefits of the tax treaty and there exists a separate beneficiary owner who is the real owner of the income (hereinafter referred to as the “Beneficiary Owner”) that is provided with income from dividends, tax will be withheld at source by applying the tax rate determined in the tax treaty entered into between Korea and the country of tax residence of the Beneficiary Owner. If the country of tax residence of the Beneficiary Owner and Korea has not entered into a tax treaty or in the case that such country is Labuan, Malaysia, tax will be withheld at source at a tax rate of 27.5% according to the Korean Corporate Tax Act.

Generally, in order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as the Korean tax authorities may require in order to establish your entitlement to the benefits of the applicable tax treaty. If you hold ADSs, evidence of tax residence may be submitted to us through the depositary. See Item 10.E. “Taxation — Korea Taxation — Tax treaties” below for a discussion on treaty benefits.

In order for the beneficiary of dividends that is a corporation or an individual in Labuan to be qualified for a limited tax rate, the beneficiary must obtain an approval before such dividends are paid by submitting legal evidentiary documents that verify the country of tax residence of the beneficiary to the Commissioner of National Tax Service along with a request for prior approval of tax withholding or the beneficiary may submit a request for correction to the responsible director of the tax office within three years of withholding tax at source.

Taxation of capital gains

Under Korean tax laws, capital gains from securities are triggered when a non-resident individual or a non-Korean corporation transfers his or its securities. Securities subject to taxation include shares and depositary receipts issued based on such shares and equity interests and all securities issued by domestic corporations. (However, in the case of bonds, the interests that are accrued during the holding period are taxable as interest income, and therefore, capital gains treatment is not triggered.)

In regards to capital gains tax originating from Korea, if there is no tax treaty entered into between Korea and the country of tax residence of the non-resident individual or non-Korean corporation or if the country of tax residence is a tax haven designated by the Commissioner of National Tax Service in Korea (currently, only Labuan, Malaysia) and has not acquired prior approval of the Commissioner, capital gains earned by such non-resident individual or non Korean corporation upon the transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (i) 11% (including resident surtax) of the gross proceeds realized and (ii) 27.5% (including resident surtax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and the transaction costs). However, in most cases where a tax treaty is entered into between Korea and the country of tax residence of the non resident individual or non-Korean corporation, such non-resident individual or non Korean corporation is exempt from Korean income taxation under the applicable Korean tax treaty with his or its country of tax residence. In this regard, if the party to whom the capital gains from securities are provided exists as a paper company in order to receive benefits of a tax treaty and there exists a separate Beneficiary Owner that is provided with income from dividends, tax will be withheld at source by applying the tax rate determined in the tax treaty entered into between Korea and the country of tax residence of the Beneficiary Owner. If the country of tax residence of the Beneficiary Owner and Korea has not entered into a tax treaty or in the case that such country is Labuan, Malaysia, tax will be withheld at source at a tax rate (11% of transfer price or 27.5% of capital gains, whichever is less) according to the Korean Corporate Tax Act. See Item 10.E. “Taxation — Korea Taxation — Tax treaties below for a discussion on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify for the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

Aside from the benefits provided in the tax treaties, Korean tax law provides provisions on tax exemptions in regards to capital gains from securities when certain requirements are met. With respect to our common shares, you will not be subject to Korean income taxation on capital gains realized upon the transfer of such common shares, (i) if our common shares are listed on either the Market Division of the Korea Exchange or the KOSDAQ Division of the Korea Exchange, (ii) if you have no permanent establishment in Korea and (iii) if you did not own or have not owned (together with any shares owned by any entity which you have a certain special relationship with and possibly including the shares represented by the ADSs) 25% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.

With respect to the ADSs, if the ADSs are considered shares and equity interests for the purpose of calculation of capital gains from securities held by non-Korean corporations and non-resident individuals, the capital gains that are realized, regardless of whether a permanent establishment of business exists and regardless of who the transferee is, would be considered as domestic source income. However, if the ADSs are considered securities other than shares and equity interests, the capital gains are considered to be domestic source income in the following cases: (i) if the transferer is a non-Korean corporation with a place of business in Korea or (ii) if the transferer is a non-Korean corporation without a place of business in Korea but the transferee is a domestic corporation, resident individual, or the place of business of a resident or non-Korean corporation. In other words, the income accrued through a transfer of securities, which exclude shares and equity interests, between non-resident individuals without a domestic place of business is not subject to taxation.

Before the recent revisions to the law, the regulations regarding the calculation of capital gains were unclear; it was unclear if the ADSs should be considered separately from the underlying shares or if the ADSs should be considered to be part of the underlying shares. The Corporate Tax Act and Income Tax Act as revised in 2007 provides that with respect to the non-Korean corporation’s capital gains from securities originating from domestic sources, the depositary receipts issued based on the equity interests should be included in the scope of the equity interests. Therefore, for cases in which a non-Korean corporation transfers the ADSs issued by a domestic corporation and the capital gains are realized, such capital gains are treated the same as capital gains from shares and equity interests and are subject to tax withholding in principle under the Korean tax laws.

However, for cases in which the capital gains from such ADSs meet the following requirements, tax on the capital gains is exempted under the Restriction of Special Taxation Act in addition to the exemption afforded under income tax treaties: (i) the ADSs issued overseas by the domestic corporation must be transferred to a non-resident individual and non-Korean corporation overseas, or (ii) the ADSs do not fall under the case in which prior to a corporation issuing the depository receipts, the shareholder of the same corporation maintains its shares without converting into the depository receipts even after the corporation has issued depository receipts, and such shareholder transfers its shares by converting its shares into the depository receipts at the time of transfer.

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

Generally, to obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. However, in order for the beneficiary of capital gains from securities who is a corporation or an individual in Labuan to be qualified for a limited tax rate, the beneficiary must obtain an approval before such capital gains from securities is realized by submitting legal evidentiary documents that verify the country of tax residence of the beneficiary to the Commissioner of National Tax Service along with a request for prior approval of tax withholding or the beneficiary may submit a request for correction to the responsible director of the tax office within three years of withholding tax at source. See Item 10.E. “Taxation — Korea Taxation — Tax treaties for additional explanation on claiming treaty benefits.

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

On the other hand, the International Tax Adjustment Law provides that in regards to taxable income, gains, asset, act or transaction, when the holder and Beneficiary Owner is not the same, the Beneficiary Owner is considered to be the taxpayer who is subject to the applicable tax treaty. If one engages in activities to receive benefits of a tax treaty through having international transactions with a third party indirectly or conducts transactions with more than two parties, such activity is considered to be a direct transaction or a single transaction for which the tax treaty applies. Thus, if a non-Korean company or a non-resident individual establishes a paper company in a certain country for the purpose of receiving benefits of a tax treaty and tries to unreasonably receive dividends and capital gains from securities pursuant to a tax treaty between a certain country and Korea, the tax treaty that is entered into between the country of the residence of the Beneficiary Owner and Korea shall be applied.

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

Furthermore, with the amendments of Article 2-2 of the International Tax Adjustment Law, Article 98-5 of the Corporate Tax Law and Article 156-4 of the Personal Income Tax Law, Korea adopted the New Anti-Treaty Shopping Rules (“New Rules”), which took effect on July 1, 2006. According to the New Rules, even if a tax treaty provides for either an exemption from or reduction of the applicable income tax, the company or person paying dividends, interest, royalty or consideration for share purchase to an offshore entity established in a tax haven jurisdiction designated by the MOSF, must initially withhold the applicable tax on such income under the applicable tax law. In such case, by submitting documents that verify the country of tax residence of the Beneficiary Owner within three years from deduction of withholding tax to the public office for tax in Korea in order to request for correction, the difference between the amount of tax to which the tax rate of exemption and restriction in the tax treaty that the Beneficiary Owner qualifies for and the amount of tax that was withheld initially shall be refunded. If, however, the National Tax Service of Korea has granted prior approval upon application for an exemption or reduction of tax pursuant to a relevant tax treaty, the withholding requirement under the New Rules will not apply. So far, the MOSF has not designated the tax haven jurisdictions under the New Rules. So far, the MOSF has designated only one district, Labuan in Malaysia, as a tax haven jurisdiction under the New Rules as of June 30, 2006.

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

Securities transaction tax

The Securities Transaction Tax Act provides that a securities transaction tax shall be imposed on the transfer of share certificate or shares. However, in the event of the transfer of share certificates listed in overseas securities markets such as the New York Stock Exchange or NASDAQ that is similar to the domestic securities market, such transfer is not subject to the securities transaction tax. The said Act provides that the types of share certificates that are subject to the securities transaction tax is a share certificate issued by a domestic corporation established according to the Commercial Act or a special act, or the share certificate or depositary receipts which are issued by a non-Korean corporation that are listed or registered in the securities market. Therefore, if you transfer common shares in a Korean corporation and the common shares are not listed in the securities market overseas, you will be subject to a securities transaction tax at the rate of 0.5% (0.15% of tax rate will be applied in the case the shares are listed in the domestic securities market and 0.3% of tax rate will be applied if listed in the KOSDAQ market.)

With respect to transfers of ADSs, whether or not ADSs issued by a domestic corporation falls under taxable share certificates pursuant to the Securities Transaction Tax Act can be determined by looking at the depositary receipts, in which the ADSs fall under. The depository receipts constitute share certificates subject to the securities transaction tax according to the 2004 tax ruling; provided that, under the Securities Transaction Tax Law, the transfer of depositary receipts listed on, among others, the New York Stock Exchange or NASDAQ is exempt from the securities transaction tax.

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

However, the administrative court ruling rendered in 2007 provides that even if the nature of depositary receipts is similar to that of share certificates, depositary receipts are not share certificates. Therefore, the transfer of depositary receipts is not subject to securities transaction tax as they are not considered to be share certificates. In other words, because depositary receipts are not taxable share certificates pursuant to the Securities Transaction Tax Act, securities transaction tax is not imposed. Also, with respect to a transfer transaction in which the holder of the ADSs converts them into common shares, since the subject of the transfer is not classified as shares, it is not subject to securities transaction tax from the viewpoint of the transferor.

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

Persons considering the purchase, ownership or disposition of our common shares or ADSs should consult their own tax advisors concerning U.S. federal income tax consequences in light of their particular situation as well as any other tax consequences arising under the laws of any taxing jurisdiction. In particular, due to deterioration of the trading price of our ADSs, there is a significant risk that we were in 2007, and will be in 2008, a passive foreign investment company. See discussion under Item 10.E. “Taxation — U.S. federal income tax considerations— Passive foreign investment companies.”

As used herein, the term “U.S. Holder” means a beneficial holder of our common share or ADS that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust;

•	that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code; or

•	that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

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

Subject to certain conditions and limitations, Korean withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. federal income tax law. For purposes of calculating the foreign tax credit, dividends paid on our ADSs or common shares generally will be treated as income from sources outside the United States and generally will constitute “passive category income.” Further, in certain circumstances, if you:

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

Distributions of our ADSs, common shares or preemptive rights to subscribe for our common shares that are received as part of a pro rata distribution to all of our common shareholders generally will not be subject to U.S. federal income tax. Consequently such distributions will not give rise to foreign source income, and you will not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources. The basis of our new ADSs, common shares or rights so received will generally be determined by allocating your adjusted basis in our old ADSs or common shares between our old ADSs or common shares and our new ADSs, common shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the rights to subscribe our common shares generally will be zero if:

•	the fair market of such rights is less than 15% of the fair market value of our old ADSs or common shares at the time of distribution, unless you elect to determine the basis of our old ADSs or common shares and of such rights by allocating your adjusted basis of our old ADSs or common shares between our old ADSs or common shares and such rights, based on their relative fair market values on the date of distribution; or

•	such rights are not exercised and thus expire.

Taxation of capital gains

Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, you will recognize a taxable gain or loss on any sale or other disposition of our ADSs or common shares in an amount equal to the difference between the amount realized for our ADSs or common shares and your tax basis in our ADSs or common shares. Such gain or loss will generally be a capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

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

The determination of whether we are a PFIC is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are uncertain or beyond our control, including the value of our assets, ADSs and common shares and the amount and type of our income. In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments and other passive assets after our initial public offering, we may have been since our initial public offering, and may be in subsequent years, a PFIC. In particular, due to deterioration of the trading price of our ADSs, there is a significant risk that we were in 2007, and will be in 2008, a passive foreign investment company. If we are a PFIC for any taxable year during which you hold our ADSs or our common shares, you could be subject to adverse U.S. federal income tax consequences as discussed below.

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, a shareholder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available for holders of our ADSs because our ADSs will be listed on NASDAQ which constitutes a qualified exchange as designated in the Code, although there can be no assurance that our ADSs will be “regularly traded” for purposes of the mark-to-market election. The mark-to-market election may not be available for holders of our common shares.

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

10.F.  Dividends and Paying Agents

See Item 8.A. “Consolidated Statements and Other Financial Information — Dividend Policy,” Item 10.B. “Articles of Incorporation — Dividends.”

The Bank of New York Mellon, as depositary of the ADSs, has agreed to pay to the holders of ADSs the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses.

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

As of December 31, 2007, we had Japanese Yen denominated accounts receivable of Won 1,531 million, which represented 30.87% of our total consolidated accounts receivable balance, and U.S. dollar denominated accounts receivable of Won 614 million, which represented 12.39% of our total consolidated accounts receivable balance. We also had Japanese Yen denominated accounts payable of Won 173 million, which represented 3.78% of our total consolidated accounts payable balance, and U.S. dollar denominated accounts payable of Won 576 million, which represented 12.60% of our total consolidated accounts payable balance. As these balances all have short maturities, exposure to foreign currency fluctuations on these balances is not significant. For example, a hypothetical 10% appreciation of the Won against the Japanese Yen and the U.S. dollar, in the aggregate, would reduce our cash flows by Won 140 million.

In 2007, Won 29,111 million of our revenue was derived from currencies other than the Won: primarily the Japanese Yen, Won 18,899 million; the NT dollar, Won 2,369 million; the Thai Baht, Won 1,054 million; and the U.S. dollar, Won 2,614 million. A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Won in 2007 would have reduced our revenue by Won 2,494 million.

Since 2005, we have begun entering into derivatives arrangements to hedge against the risk of foreign currency fluctuation. As of June 10, 2008, we had no foreign currency forward contracts outstanding. We may in the future continue to enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risks, but we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Korean exchange control regulations that restrict our ability to convert the Won into U.S. dollars, Japanese Yen or EMU Euros under certain emergency circumstances.

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

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company, under the supervision and with the participation of the Company’s current management, including the Company’s Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”) (the CEO and the CFO, collectively, “the Certifying Officers”) in consultation with the Company’s internal control team (“SOX team”) and other management team, carried out an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended), as of December 31, 2007. Based on this evaluation and as a result of the material weakness discussed below, the Company’s CEO and CFO have concluded that, as of December 31, 2007, the Company’s disclosure controls and procedures were not effective. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Due to the material weakness described below, we performed additional analysis and other post-closing procedures to ensure that the Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles. Accordingly, management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management has evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 based upon criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented or detected on a timely basis. In connection with management’s evaluation of the Company’s internal control over financial reporting described above, management has identified the following material weakness in the Company’s internal control over financial reporting as of December 31, 2007.

•	Lack of controls over the outsourced IT functions.

The Company did not maintain effective controls, including monitoring controls, over its financial systems outsourced to and operated by a third party service provider. Specifically, we did not maintain effective controls for monitoring and reviewing the level of access and changes made by our third party application service provider to our financial systems and data maintained therein used to record, process, accumulate and summarize financial information and prepare our financial statements and other disclosures filed with the SEC.

This material weakness could result in a misstatement to substantially all of our financial statement accounts that would result in a material misstatement to the Company’s consolidated financial statements that would not be prevented or detected.

Because of the material weakness described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2007, based on the Internal Control — Integrated Framework issued by the COSO. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included in Item 19 of this Form 20-F.

Changes in Internal Control over Financial Reporting

In our consolidated financial statements as of and for the year ended December 31, 2006, our management identified four material weaknesses in our internal control over financial reporting. To address these material weaknesses, our management, in 2007, implemented a number of measures and devoted significant resources to rectify the weaknesses:

•	The Company did not have effective controls over the reported revenues from our overseas licensees. We developed and implemented plans to put in place additional controls over the reported revenues from overseas licensees. Throughout 2007, we performed a monthly analytical review on the reported overseas revenues, and additionally in the fourth quarter, we implemented an additional measure that required our overseas partners to provide the Company with a “Management Certification” that verifies the accuracy and completeness of overseas revenues generated in 2007. For 2008, we have simplified this verification procedure by inserting the terms and signature of the Management Certification in the revenue reports that the overseas partners are required to provide on a monthly basis.

•	Lack of controls related to financial application programs and data. We implemented compensating controls so that the Company’s billing data is regularly compared and reconciled to external data maintained by third parties, which mitigates the risk of inappropriate or unauthorized data change in the billing database.

•	Lack of sufficient complement of personnel, and Lack of controls over the financial closing and reporting process. In 2007, we undertook a review of the formal job descriptions for the different positions in the Company that the human resource department utilizes for its hiring, training, and promoting decisions. The job descriptions describe the adequate knowledge, skills and trainings needed to perform a particular job, including accounting positions. In addition, to address the material weaknesses in our internal controls over financial reporting, we have and continue to:

-	arrange training for financial and accounting personnel on a periodic basis to provide them with adequate knowledge of US GAAP and SEC rules and disclosure requirements;

-	implement additional monitoring controls that are designed to improve upon the accuracy and timely preparation of our financial statements and related SEC filings; and

-	standardize internal policies and procedures related to US GAAP selection and its application.

In addition, throughout 2007, we improved controls to enhance protection against unauthorized changes to and errors in the completeness and accuracy of EUC (End User Computing) applications. In the 1st quarter of 2007, we established a corporate procedure requiring the implementation of access and change controls, as well as controls over the accuracy and completeness of EUC applications. Training was provided to those individuals required to execute the policy over significant EUC applications in the financial reporting, treasury, human resource management, and revenue generation processes.

As of December 31, 2007, our management determined that the remediation measures undertaken to improve the Company’s internal control over financial reporting have enabled it to conclude that the material weaknesses identified in 2006 have been rectified. However, we believe that certain deficiencies still remain in our internal control over financial reporting and we intend to further improve our control over financial reporting.

The Company’s management is committed to addressing the material weakness in the Company’s internal control over financial reporting and identified by the management, which, as described above is:

•	Lack of monitoring control over the outsourced IT functions.

By implementing various remedial measures to the Company’s internal control over financial reporting, during the year ended December 31, 2007 and to the date of the filing of this annual report, our management, including the Certifying Officers and the Audit Committee, have executed a range of actions to address the material weakness in our internal control over financial reporting, including implementing plans to internalize some processes of the outsourced IT functions and strengthening the monitoring controls on the system integration and user acceptance test executed by the outsourced application service provider.

We believe these steps will enable us to remediate the material weakness reported as of December 31, 2007. As part of our 2008 assessment of internal control over financial reporting, our management will conduct sufficient testing and evaluation of the controls to be implemented as part of this remediation plan to ascertain that they operate effectively.

ITEM 16.	RESERVED

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

16.B.  Code of Ethics

Pursuant to the requirements of the Sarbanes-Oxley Act, we have previously adopted a Code of Ethics applicable to all our employees, including our Chief Executive Officer, Chief Financial Officer and all other directors and executive officers. We have recently adopted an amended Code of Ethics, applicable to all our directors and officers and employees, which was filed as Exhibit 11.1 to our annual report for the year ended December 31, 2005. The amendment was made to more clearly set forth the principles underlying the Code of Ethics in order to assist our directors, officers and employees in connection with their adherence to the guideline for ethical behavior described in the Code of Ethics.

16.C.  Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2007 for professional services rendered by our principal accountants Samil PricewaterhouseCoopers, the Korean member firm of PricewaterhouseCoopers, depending on the various types of services and a brief description of the nature of such services.

	Aggregate Fees
	Billed During
	the Year Ended
	December 31,
Type of Services	2006	2007	Nature of Services
	(In millions
	of Won)

Audit Fees	780	780	Audit service for the Company and its subsidiaries, including restatement audit.
Audit-Related Fees	180	—	Accounting advisory service.
Tax Fees	3	—	Tax return and consulting advisory service.
All Other Fees	—	—

Total	963	780

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

16.D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

				Total Number of	Maximum
				Shares Purchased	Number of Shares
				as Part of	that May Yet be
	Total Number of			Publicly	Purchased Under
	Common Shares	Average Price		Announced Plans	the Plans or
Period	Purchased	Paid per Share		or Programs	Programs

April 1, 2008(1)	3,640,619.0	~~W~~	11,006.63	—	—
June 23-24, 2008(2)	481,119.5	~~W~~	5,614.80	—	—

Notes:

(1)	On February 14, 2008, GungHo Online Entertainment, Inc. executed a share subscription agreement with Heartis Inc. pursuant to which, on April 1, 2008, Heartis was to transfer 3,640,619 shares of the Company’s common stock to GungHo as a contribution in kind for 24,308 newly issued shares of common stock of GungHo. The number of shares issued by GungHo was determined based on an aggregate valuation of the shares of Japanese Yen 4,035,180,549. On April 1, 2008, the share subscription agreement between Heartis and GungHo was consummated. As a result, the legal title to 3,640,619 shares of the Company’s common stock that Heartis held until such time was transferred to GungHo. Taizo Son was the Chairman of GungHo and Heartis prior to this transaction. The average price paid per share is expressed in Won at the rate of Won 993.04 to Japanese Yen 100 on April 1, 2008, as quoted by the Bank of Korea. See Item 7.A. “Major Shareholders” and Item 7.B. “Related Party Transactions.”

(2)	On June 23, 2008, GungHo and LaGrange Capital Partners, L.P. entered into a stock purchase agreement whereby GungHo purchased 1,378,166 American Depositary Shares representing 344,541.50 shares of the Company held by LaGrange Capital Partners, L.P. for an aggregate purchase price of US$2,067,249. On June 23, 2008, GungHo and LaGrange Capital Partners Offshore Fund, Ltd. entered into a stock purchase agreement whereby GungHo purchased 424,051 American Depositary Shares representing 106,012.75 shares of the Company held by LaGrange Capital Partners Offshore Fund, Ltd. for an aggregate purchase price of US$636,076.50. On June 24, 2008, GungHo and Raffles Associates, L.P. entered into a stock purchase agreement whereby GungHo purchased 122,261 American Depositary Shares representing 30,565.25 shares of the Company held by Raffles Associates, L.P. for an aggregate purchase price of US$183,391.50. The average price paid per share is expressed in Won at the rate of Won 935.8 to US$1.00. See Item 7.A. “Major Shareholders.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 “Exhibits” for a list of all financial statements and schedules filed as part of this annual report.

ITEM 19.	EXHIBITS

(a) Financial Statements filed as part of this annual report

The following financial statements and related schedules, together with the reports of independent accountants thereon, are filed as part of this annual report:

(b) Exhibits filed as part of this annual report

1	.1*†††	Articles of Incorporation (English translation)
2	.1*	Form of Stock Certificate of Registrant’s common stock, par value Won 500 per share
2	.1**	Form of Deposit Agreement among Registrant, The Bank of New York Mellon, formerly known as The Bank of New York, as depositary, and all holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, including the form of American depositary receipt**
4	.1*	Agreement on the Development of RAGNAROK Online, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English)
4	.2*	Agreement on the Exclusive License of Copyright Regarding Ragnarok Game Services, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English)
4	.3*	Cooperation Agreement on Ragnarok Game Services, dated May 31, 2002, between Myoung-Jin Lee and Registrant (translation in English)
4	.4*	Agreement on Factual Matters, dated November 19, 2002, between Myoung-Jin Lee and Registrant (translation in English)
4	.5*	Agreement on Ragnarok Game Services and Related Matters, dated January 22, 2003, between Myoung-Jin Lee and Registrant (translation in English)
4	.6*	Agreement, dated June 3, 2003, between Myoung-Jin Lee and Registrant (translation in English)
4	.7*	Agreement, dated October 27, 2004, between Myoung-Jin Lee and Registrant (translation in English)
4	.8*	Investment Agreement, dated February 19, 2002, between Sunny YNK Inc. and Registrant (translation in English)
4	.9*	Agreement, dated February 21, 2002, between Sunny YNK Inc. and Registrant (translation in English)
4	.10†	Share Purchase Agreement, dated May 3, 2005, between Mr. Moon Kyu Kim and Registrant (translation in English)
4	.11*	Ragnarok License and Distribution Agreement, dated July 24, 2002, between GungHo Online Entertainment, Inc. (formerly ONSALE Japan K.K.) (licensee in Japan) and Registrant
4	.12*	Amendment to Ragnarok License and Distribution Agreement, dated September 23, 2004, between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant
4	.13*	Ragnarok Exclusive License and Distribution Agreement, dated May 20, 2002, between Soft-World International Corporation (licensee in Taiwan and Hong Kong) and Registrant
4	.14*	Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 19, 2004, between Soft-World International Corporation (licensee in Taiwan and Hong Kong) and Registrant
4	.15*	Exclusive Ragnarok License and Distribution Agreement, dated October 21, 2002, among Soft-World International Corporation, Value Central Corporation (licensee in China) and Registrant
4	.16†	Fourth Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated May 18, 2005, among Soft-World International Corporation, Value Central Corporation (licensee in China) and Registrant

4	.17*	Ragnarok License and Distribution Agreement, dated June 13, 2002, between Asiasoft International Co., Ltd. (licensee in Thailand) and Registrant
4	.18*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 27, 2004, between Asiasoft International Co., Ltd. (licensee in Thailand) and Registrant
4	.19*	Exclusive Ragnarok License and Distribution Agreement, dated May 12, 2003, among Soft-World International Corporation, Value Central Corporation (licensee in Malaysia and Singapore) and Registrant
4	.20*	Exclusive Ragnarok License and Distribution Agreement, dated March 25, 2003, between Level Up! Inc. (licensee in the Philippines) and Registrant
4	.21†	Third Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated February 18, 2005, between Level Up! Inc. (licensee in the Philippines) and Registrant
4	.22*	Exclusive Ragnarok License and Distribution Agreement, dated April 2, 2004, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant
4	.23*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 29, 2004, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant
4	.24*	Exclusive Ragnarok Online License and Distribution Agreement, dated November 26, 2003, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant
4	.25*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated December 2, 2003, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant
4	.26*	Second Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated November 18, 2004, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant
4	.27†	Exclusive Ragnarok License and Distribution Agreement, dated July 16, 2004, between Ongamenet PTY Ltd. (licensee in Australia and New Zealand) and Registrant
4	.28†	Exclusive Ragnarok License and Distribution Agreement, dated August 15, 2004, between Level Up! Interactive SA (licensee in Brazil) and GRAVITY Co., Ltd.
4	.29*	Exclusive Ragnarok Software License Agreement, dated May 24, 2004, between Level Up Network India Pvt. Ltd. (licensee in India) and GRAVITY Co., Ltd.
4	.30*	Lease Agreement, dated August 1, 2004, between Jung Ryool Kim and Registrant (translation in English)
4	.31*	Equipment Sales Agreement, dated December 1, 2003, between GRAVITY Interactive LLC and Registrant
4	.32*	Service and Distribution of Earnings and Profit Agreement, dated April 1, 2003, between GRAVITY Interactive, LLC and Registrant
4	.33*	Loan Agreement, dated January 1, 2004, between GRAVITY Entertainment Corporation, formerly RO Production Ltd., and Registrant (translation in English)
4	.34*	Share (syusshi-mochiban) Assignment Agreement, dated October 25, 2004, between GungHo Online Entertainment, Inc. and Registrant
4	.35*	Joint Project Agreement for TV Animation “Ragnarok,” dated October 1, 2004, among GRAVITY Entertainment Corporation, formerly RO Production Ltd., GDH Co., Ltd., TV Tokyo Medianet Co., Ltd., Amuse Soft Entertainment Co., Ltd. and GNG Entertainment Inc (translation in English)
4	.36*	Ragnarok Sales Agency Agreement, dated April 10, 2002, between Sunny YNK Inc. and Registrant (translation in English)
4	.37††	Lease Agreement, dated October 19, 2005, between GRAVITY Co., Ltd. and Meritz Fire & Marine Insurance Co., Ltd.
4	.38††	Real Estate Sale Agreement, dated May 22, 2006, between GRAVITY Co., Ltd. and Yahoh Communication Ltd.
4	.39††	Global Publishing Agreement, dated November 7, 2005, between GRAVITY Co., Ltd. and Ndoors Corporation.

4	.40††	Global Publishing Agreement, dated November 15, 2005, between GRAVITY Co., Ltd. and Sonnori Co., Ltd.
4	.41◊	Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated April 20, 2005 between Level Up! Inc. (licensee in Brazil) and GRAVITY Co., Ltd.
4	.42◊	Fifth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 22, 2006 between Level Up! Inc. (licensee in the Philippines) and GRAVITY Co., Ltd.
4	.43◊	Exclusive Ragnarok Online Software License Agreement dated April 9, 2006 between Game Flier (Malaysia) Sdn. Bhd. (licensee in Malaysia and Singapore) and GRAVITY Co., Ltd.
4	.44◊	3rd Amendment to the Exclusive Ragnarok License and Distribution Agreement dated April 15, 2006 between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and GRAVITY Co., Ltd.
4	.45◊	2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2006 between GungHo Online Entertainment, Inc. (licensee in Japan) and GRAVITY Co., Ltd.
4	.46◊	Agreement on Changes of the Global Publishing Contract dated October 9, 2006 between Ndoors Corporation (developer of “Time N Tales”) and GRAVITY Co., Ltd.
4	.47◊	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated October 22, 2006 between Soft-World International Corporation (licensee in Taiwan) and GRAVITY Co., Ltd.
4	.48◊	Agreement on Changes of the Lease Contract dated January 8, 2007 between Meritz Fire & Marine Insurance Co., Ltd. and GRAVITY Co., Ltd.
4.49		Exclusive Emil Chronicle Online License and Distribution Agreement dated August 1, 2007, between GameCyber Technology Ltd. (licensee in Taiwan and Hong Kong) and GRAVITY Co., Ltd.
4.50		First Amendment to the Ragnarok Online Software Agreement dated October 9, 2007, between Game Flier (Malaysia) Sdn. Bhd. (licensee in Singapore and Malaysia) and GRAVITY Co., Ltd.
4.51		Exclusive Ragnarok Online 2 License and Distribution Agreement dated October 15, 2007, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and GRAVITY Co., Ltd.
4.52		Amendment to the exclusive Ragnarok Online License and Distribution Agreement dated October 22, 2007, between Soft-World International Corporation (licensee in Taiwan and Hong Kong) and GRAVITY Co., Ltd.
4.53		Exclusive Requiem Online License and Distribution Agreement dated December 1, 2007, between GRAVITY CIS, Inc. (licensee in Russia and CIS countries) and GRAVITY Co., Ltd.
4.54		Lease Agreement dated January 1, 2008, between Korea SW Industry Promotion Agency and GRAVITY Co., Ltd.
4.55		Second Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2008, between GRAVITY Interactive, Inc. (licensee in the United States and Canada) and GRAVITY Co., Ltd.
4.56		Exclusive Ragnarok Online 2 Authorization to Use and Distribute Software Agreement dated January 21, 2008, between Level Up! Interactive S.A. (licensee in Brazil) and GRAVITY Co., Ltd.
4.57		First Amendment to the exclusive Emil Chronicle Online License and Distribution Agreement dated January 23, 2008, between GameCyber Technology Ltd. (licensee in Taiwan and Hong Kong) and GRAVITY Co., Ltd.
4.58		Exclusive Pucca Racing License and Distribution Agreement dated January 23, 2008, between Ini3 Digital Co., Ltd. (licensee in Thailand), Vooz Co., Ltd. (character licensor) and GRAVITY Co., Ltd.
4.59		Exclusive Requiem Online License and Distribution Agreement dated February 21, 2008, between Gravity Interactive, Inc. (licensee in the United States and Canada) and GRAVITY Co., Ltd.
4.60		Sixth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated February 27, 2008, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and GRAVITY Co., Ltd.
8.1		List of Registrant’s subsidiaries
11	.1††	Registrant’s Code of Ethics (amended)
12.1		CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2		CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1		CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-122159)

**	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-122160)

†	Previously filed as exhibits to our annual report on Form 20-F filed on June 30, 2005.

†	Previously filed as exhibits to our annual report on Form 20-F filed on June 30, 2006.

†††	Translated English version re-filed with this annual report to correct a translation error in Article 11, paragraph 4, 4th line in which it should state “...ten-hundredth (10/100)....”

◊	Previously filed as exhibits to our annual report on Form 20-F filed on June 29, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRAVITY CO., LTD.

By:	/s/ Yoon Seok Kang
Name:     Yoon Seok Kang

Title:	Representative Director and Chief
Executive Officer

Date: June 27, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of
GRAVITY Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of GRAVITY Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) because a material weakness in internal control over financial reporting related to lack of controls over the outsourced IT functions existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits which was an integrated audit in 2007. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/  Samil PricewaterhouseCoopers
Samil PricewaterhouseCoopers

Seoul, KOREA
June 27, 2008

GRAVITY Co., Ltd.

Consolidated Balance Sheets
December 31, 2006 and 2007

					(Note 3)
	2006		2007		2007
					(Unaudited)
	(In millions of Korean Won and in thousands of US dollars except share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	~~W~~	35,314	~~W~~	53,588	$57,264
Short-term financial instruments		45,835		8,715	9,313
Accounts receivable, net		2,163		4,820	5,151
Other current assets		4,891		5,544	5,924

Total current assets		88,203		72,667	77,652

Property and equipment		8,472		7,195	7,689
Leasehold and other deposits		2,719		2,412	2,577
Intangible assets		10,393		11,686	12,488
Goodwill		1,451		1,451	1,551
Investments		9,776		20	21
Other non-current assets		1,547		1,496	1,599

Total assets	~~W~~	122,561	~~W~~	96,927	$103,577

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	~~W~~	4,552	~~W~~	4,573	$4,887
Deferred income		6,046		3,639	3,889
Current deferred income tax liabilities		—		583	623
Accrued litigation liabilities		4,648		—	—
Other current liabilities		946		1,317	1,407

Total current liabilities		16,192		10,112	10,806

Long-term deferred income		5,863		10,245	10,948
Accrued severance benefits		649		715	764
Deferred income tax liabilities		1,077		49	52
Other non-current liabilities		638		262	280

Total liabilities		24,419		21,383	22,850

Commitments and contingencies
Minority interest		29		68	73
Shareholders’ equity:
Preferred shares, ~~W~~500 par value, 2,000,000 shares authorized, and no shares issued and outstanding at December 31, 2006 and 2007, respectively		—		—	—
Common shares, ~~W~~500 par value, 38,000,000 shares authorized, and 6,948,900 shares issued and outstanding as of December 31, 2006 and 2007, respectively		3,474		3,474	3,712
Additional paid-in capital		74,694		75,126	80,280
Retained earnings (Accumulated deficit)		20,322		(2,879)	(3,076)
Accumulated other comprehensive loss		(377)		(245)	(262)

Total shareholders’ equity		98,113		75,476	80,654

Total liabilities and shareholders’ equity	~~W~~	122,561	~~W~~	96,927	$103,577

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY Co., Ltd.

Consolidated Statements of Operations
Years Ended December 31, 2005, 2006 and 2007

							(Note 3)
	2005		2006		2007		2007
							(Unaudited)
	(In millions of Korean Won and in thousands of US dollars
	except share and per share data)

Revenue
Online games-subscription revenue	~~W~~	11,249	~~W~~	8,420	~~W~~	9,405	$10,050
Online games-royalties and license fees		37,375		26,123		24,698	26,392
Mobile games		1,664		3,840		4,063	4,342
Character merchandising, animation and other revenue		3,096		2,580		2,063	2,205

Total net revenue		53,384		40,963		40,229	42,989
Cost of revenue		16,038		17,746		19,479	20,815

Gross profit		37,346		23,217		20,750	22,174
Selling, general and administrative		30,795		27,555		29,030	31,022
Research and development		9,219		9,239		5,761	6,156
Impairment losses on investments		—		—		8,619	9,210
Litigation charges		—		4,648		—	—
Proceeds from a former chairman due to fraud		—		(4,947)		—	—
Gain on disposal of assets held for sale		—		(1,081)		—	—

Operating loss		(2,668)		(12,197)		(22,660)	(24,214)
Other income (expenses)
Interest income		2,850		2,973		3,041	3,250
Interest expense		(2,158)		(95)		(92)	(98)
Foreign currency income (losses), net		(614)		(728)		388	415
Gain (loss) on foreign currency forward transaction		(853)		151		—	—
Others, net		(12)		(36)		104	110

Loss before income tax expenses, minority interest and equity loss of joint venture		(3,455)		(9,932)		(19,219)	(20,537)
Income tax expenses (benefit)		(817)		12,069		2,916	3,116

Loss before minority interest and equity loss of related joint venture and partnership		(2,638)		(22,001)		(22,135)	(23,653)

Minority interest		(2)		7		40	43
Equity loss of joint venture and partnership		394		1,106		1,026	1,096
Loss before cumulative effect of change in accounting principle		(3,030)		(23,114)		(23,201)	(24,792)
Cumulative effect of change in accounting principle, net of tax		—		849		—	—

Net loss	~~W~~	(3,030)	~~W~~	(22,265)	~~W~~	(23,201)	$(24,792)

Losses per share
Before cumulative effect of change in accounting principle	~~W~~	(445)	~~W~~	(3,326)	~~W~~	(3,339)	$(3.57)
Cumulative effect of change in accounting principle		—		122		—	—

Basic and diluted loss per share	~~W~~	(445)	~~W~~	(3,204)	~~W~~	(3,339)	$(3.57)

Weighted average number of shares outstanding Basic and diluted		6,803,147		6,948,900		6,948,900	6,948,900

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., Ltd.

Consolidated Statements of Changes in Shareholders’ Equity
Years Ended December 31, 2005, 2006 and 2007

									Accumulated
						Retained			Other
	No. of			Additional		Earnings			Comprehensive
	Common	Common		Paid-in		(Accumulated			Income
	Shares	Shares		Capital		Deficit)			(Loss)	Total
	(In millions of Korean Won and in thousands of US dollars, except number of shares)

Balance at January 1, 2005	5,548,900	~~W~~	2,774	~~W~~	2,181	~~W~~	45,617	~~W~~	(137)	~~W~~	50,435
Issuance of common shares, net	1,400,000		700		71,137		—		—		71,837
Amortization of deferred stock compensation	—		—		1,584		—		—		1,584
Comprehensive income (loss)
Unrealized gains on available-for-sale securities	—		—		—		—		3		3
Cumulative effect of foreign currency translation	—		—		—		—		(67)		(67)
Net loss	—		—		—		(3,030)		—		(3,030)

Total comprehensive loss											(3,094)

Balance at December 31, 2005	6,948,900		3,474		74,902		42,587		(201)	~~W~~	120,762
Accounting change from stock based compensation	—		—		(849)		—		—		(849)
Amortization of deferred stock compensation	—		—		641		—		—		641
Comprehensive income (loss)
Unrealized gains on available-for-sale securities	—		—		—		—		(1)		(1)
Cumulative effect of foreign currency translation	—		—		—		—		(175)		(175)
Net loss	—		—		—		(22,265)		—		(22,265)

Total comprehensive loss											(22,441)

Balance at December 31, 2006	6,948,900		3,474		74,694		20,322		(377)		98,113
Amortization of deferred stock compensation	—		—		432		—		—		432
Comprehensive income (loss)
Cumulative effect of foreign currency translation	—		—		—		—		132		132
Net loss	—		—		—		(23,201)		—		(23,201)

Total comprehensive loss											(23,069)

Balance at December 31, 2007	6,948,900	~~W~~	3,474	~~W~~	75,126	~~W~~	(2,879)	~~W~~	(245)	~~W~~	75,476

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., Ltd.

Consolidated Statements of Changes in Shareholders’ Equity — (Continued)

					Accumulated
				Retained	Other
	No. of		Additional	Earnings	Comprehensive
	Common	Common	Paid-in	(Accumulated	Income
(Note 3)	Shares	Shares	Capital	Deficit)	(Loss)	Total
Unaudited	(In thousands of US dollars, except number of shares)

Balance at December 31, 2006	6,948,900	$3,712	$79,818	$21,716	$(403)	$104,843
Amortization of deferred stock compensation	—	—	462	—	—	462
Comprehensive income (loss)
Cumulative effect of foreign currency translation	—	—	—	—	141	141
Net loss	—	—	—	(24,792)	—	(24,792)

Total comprehensive loss						(24,651)

Balance at December 31, 2007	6,948,900	$3,712	$80,280	$(3,076)	$(262)	$80,654

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., Ltd.

Consolidated Statements of Cash Flows
Years Ended December 31, 2005, 2006 and 2007

							(Note 3)
	2005		2006		2007		2007
							(Unaudited)
	(In millions of Korean Won and in thousands of
	US dollars)

Cash flows from operating activities
Net loss	~~W~~	(3,030)	~~W~~	(22,265)	~~W~~	(23,201)	$(24,792)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization		5,370		7,457		7,481	7,994
Loss on impairment of intangible assets		1,547		1,125		871	931
Loss on impairment of property and equipment		21		788		—	—
Gain on disposal of assets held for sale		—		(1,081)		—	—
Provision for accrued severance benefits		1,464		208		152	162
Cumulative effect of accounting change		—		(849)		—	—
Stock compensation expense		1,584		641		432	462
Loss on impairment of investment		—		—		8,619	9,210
Equity loss of related joint venture		394		1,106		1,026	1,096
Deferred income taxes		(6,232)		8,366		(560)	(598)
Provision for litigation		—		4,648		—	—
Others		366		77		(28)	(30)
Changes in operating assets and liabilities
Accounts receivable		3,035		2,538		(2,556)	(2,731)
Deferred expenses		2,592		—		—	—
Dividends		401		30		—	—
Misappropriated funds receivable		7,482		—		—	—
Other assets		(2,231)		1,161		(447)	(479)
Accounts payable		7,349		(6,811)		9	10
Deferred income		867		3,386		1,966	2,101
Accrued interest		(318)		—		—	—
Income tax payable		(619)		(305)		255	272
Long-term accounts payable		(928)		—		—	—
Payment of severance benefits		(2,288)		(147)		(86)	(92)
Accrued litigation liabilities		—		—		(4,648)	(4,967)
Other current liabilities		1,102		(903)		89	95

Net cash provided by (used in) operating activities	~~W~~	17,928	~~W~~	(830)	~~W~~	(10,626)	$(11,356)

Cash flows from investing activities
Decrease (increase) in short-term financial instruments	~~W~~	(50,969)	~~W~~	14,118	~~W~~	36,839	$39,366
Decrease (increase) of available-for-sale and other investments, net		500		(8,640)		640	684
Purchase of equity investments		—		(1,245)		—	—
Purchase of property and equipment		(8,459)		(2,858)		(4,243)	(4,534)
Disposal of property and equipment		78		9,559		1,272	1,359
Cash paid for acquisition of subsidiaries, net of cash acquired		(9,193)		—		—	—
Purchase of intangible assets		(6,134)		—		(5,371)	(5,739)
Payment of leasehold deposits		(5,089)		(72)		(226)	(242)
Proceeds from leasehold deposits		212		235		533	570
Others, net		8		(66)		(106)	(113)
Net cash provided by (used in) investing activities		(79,046)		11,031		29,338	31,351

Cash flows from financing activities
Issuance of common stock, net		71,837		—		—	—
Proceeds from borrowings		39		11		257	275
Repayment of long-term debt		(1,150)		—		—	—
Repayment of borrowings		(139)		(772)		(695)	(743)

Net cash provided by (used in) financing activities		70,587		(761)		(438)	(468)

Net increase in cash and cash equivalents		9,469		9,440		18,274	19,527
Cash and cash equivalents
Beginning of year		16,405		25,874		35,314	37,737

End of the year	~~W~~	25,874	~~W~~	35,314	~~W~~	53,588	$57,264

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements
December 31, 2006 and 2007

1.	Description of Business

GRAVITY Co., Ltd. (“GRAVITY” or the “Company”) was incorporated on April 4, 2000, to engage in developing and distributing online games and other related businesses principally in the Republic of Korea and other countries in Asia, North and South America and Europe. GRAVITY’s principal product, “Ragnarok Online”, a multi-player online role playing game was commercially launched in August 2002.

The Company founded GRAVITY Interactive, Inc., a wholly owned US-based subsidiary in 2003 and acquired 100% of the voting shares of GRAVITY Entertainment Corp., a Japanese subsidiary in 2004. In 2005, the Company acquired 96.11% of the voting shares of NEOCYON, Inc. and in 2006 the Company founded GRAVITY EU SASU, a wholly owned Europe-based subsidiary.

In October 2007, the Company founded GRAVITY RUS Co., Ltd., a Russia-based subsidiary, and acquired 99.99% of the voting shares, and it transferred 100% of the voting shares of GRAVITY CIS Co., Ltd. to GRAVITY RUS Co., Ltd. in December 2007. In May 2007, the Company founded GRAVITY Middle East & Africa FZ-LLC, a wholly owned United Arab Emirates-based subsidiary. In addition, GRAVITY Interactive, Inc. founded L5 Games Inc., as a wholly owned subsidiary, in October 2007.

In 2007, TriggerSoft Corp. was excluded from subsidiaries for consolidation as TriggerSoft Corp. was liquidated in October 2007.

On February 8, 2005, in an initial offering, GRAVITY registered 8,000,000 shares of American Depository Shares (“ADSs”) on the NASDAQ Global Market in the United Stated of America. Of the total shares registered, the Company sold 5,600,000 shares of ADSs, and the existing shareholders sold 2,400,000 shares of ADSs. The total cash proceeds to GRAVITY after the issuance cost was ~~W~~71,837 million. Four ADSs are equivalent to one common share.

On November 20, 2007, Son Asset Management, LLC became a principal shareholder by acquiring 52.39% of the voting shares from EZER, INC., the former principal shareholder, and has been exercising exclusive ownership and voting rights over the Company until the end of 2007. Subsequently on February 13, 2008, Son Asset Management, LLC transferred 52.39% of the voting shares to Heartis Inc., resulting in a change of principal shareholder.

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

Principles of consolidation

The accompanying consolidated financial statements include the accounts of GRAVITY and the following subsidiaries (collectively referred to as the “Company”). All significant intercompany balances and transactions have been eliminated in the consolidation.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

		Year of
	Year of	Obtaining	Percentage
Subsidiary	Establishment	Control	Ownership (%)

GRAVITY Interactive, Inc.(*1)	2003	2003	100.00
L5 Games Inc.(*1)	2007	2007	100.00
GRAVITY Entertainment Corp.	2003	2004	100.00
TriggerSoft Corp.(*2)	1997	2005	88.15
NEOCYON, Inc.	2000	2005	96.11
GRAVITY CIS Co., Ltd.(*3)	2005	2005	100.00
GRAVITY EU SASU	2006	2006	100.00
GRAVITY RUS Co., Ltd.(*3)	2007	2007	99.99
GRAVITY Middle East & Africa FZ-LLC(*4)	2007	2007	100.00

(*1)	In October 2007, GRAVITY Interactive, Inc. founded L5 Games Inc., as a wholly owned US-based subsidiary.

(*2)	TriggerSoft Corp. was liquidated in October 2007.

(*3)	In October 2007, the Company founded GRAVITY RUS Co., Ltd., a Russia-based subsidiary, and acquired 99.99% of the voting shares, and then transferred 100% of the voting shares of GRAVITY CIS Co., Ltd. to GRAVITY RUS Co., Ltd. in December 2007.

(*4)	In May 2007, the Company founded GRAVITY Middle East & Africa FZ-LLC, a wholly owned United Arab Emirates-based subsidiary.

Investments in entities where the Company holds more than 20% but less than 50% ownership or over which the Company has significant management control are accounted for using the equity method of accounting and the Company’s share of the investee’s operations is included in equity method investee. The Company follows the equity method of accounting for investment in its joint venture Animation Production Committee.

Investments in limited partnerships are accounted for using the equity method in accordance with Emerging Issues Task Force (“EITF”) D-46, Accounting for Limited Partnership Investments, which requires the use of the equity method unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies”.

The Company recorded its initial investments at cost and records its pro rata share of the earnings or losses in the results of operations of the joint venture and partnership.

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

Risks and uncertainties

The industry in which the Company operates is subject to a number of industry-specific risks, including, but not limited to, rapidly changing technologies; significant numbers of new competitive entrants; dependence on key individuals; competition from similar products from larger companies; customer preferences; the need for the continued successful development, marketing, and selling of its products and services; and the need for positive cash flows from operations. The Company depends on one key product, “Ragnarok Online”, for most of its revenues.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

During the years ended December 31, 2005, 2006 and 2007, the Company generated 91%, 89% and 89% of its revenues from countries in Asia, respectively. Any economic downturn or crisis in Asia would have a significant negative impact on the Company.

The following table summarizes licensees representing 10% or more of the total accounts receivable at December 31, 2005, 2006 and 2007, and total revenues for the years ended December 31, 2005, 2006 and 2007, respectively:

		2005		2006		2007
		Accounts		Accounts		Accounts
Country	Licensee	Receivable	Revenues	Receivable	Revenues	Receivable	Revenues

Japan	GungHo(*)	28%	31%	4%	38%	33%	44%
Taiwan and Hong Kong	Soft-World International Corporation	9%	20%	6%	10%	7%	6%
Korea	YNK Korea, Inc.	—	9%	—	—	—	—

(*)	Son Asset Management, LLC, the principal shareholder of the Company, is a related party of GungHo Online Entertainment, Inc. The trade accounts receivable due from GungHo Online Entertainment, Inc. as of December 31, 2007 amount to ~~W~~1,613 million (2006: ~~W~~86 million).

Revenue recognition

Online games-subscription revenue

Prepaid online game subscriptions and game item revenues are deferred and recognized when actually used.

Online games-royalties and license fees

The Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fee and guaranteed minimum royalty payments. The prepaid license fee revenues are deferred and recognized ratably over the license period. The guaranteed minimum royalty payments are deferred and recognized as the royalties are earned. In addition, the Company receives a royalty payment based on a specified percentage of the licensees’ sales, including game item revenues. These royalties that exceed the guaranteed minimum royalty are recognized on a monthly basis, as the related revenues are earned by the licensees.

Cash and cash equivalents

Cash equivalents consist of time deposits with an original maturity date of three months or less. The Company deposits cash and cash equivalents with high credit quality financial institutions.

Short-term financial instruments

Short-term financial instruments include time deposits, with maturities greater than three months but less than a year.

Available-for-sale investments

Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of comprehensive income in shareholders’ equity.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

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

Capitalized software development costs

The Company capitalizes certain software development costs relating to online games that will be distributed through subscriptions or licenses. The Company accounts for software development costs in accordance with the Financial Accounting Standards Board’s (“FASB”) Statements of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in research and development expense. Once a software product has reached technological feasibility, then all subsequent software development costs for that product are capitalized until the product is commercially

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

launched. Technological feasibility is evaluated on a product-by-product basis, but typically occurs when the online game has a proven ability to operate in a massively multi-player format. Technological feasibility of a product encompasses both technical design documentation and game design documentation.

The Company amortizes capitalized software development costs and records as a component of cost of revenues the greater of the amount computed using the ratio that current gross revenues for an online game to the total of current and anticipated future gross revenues for that game or the straight-line method over the remaining estimated economic life of the game, which is deemed to be three years. Amortization starts when an online game is released to public users.

Capitalized software development costs net of accumulated amortization at December 31, 2006 and 2007 were ~~W~~6,181 million and ~~W~~9,674 million, respectively, which is included in intangible assets of the accompanying consolidated balance sheets. Amortization expense for fiscal years ended December 31, 2005, 2006 and 2007 was ~~W~~253 million, ~~W~~217 million and ~~W~~1,007 million respectively.

The Company evaluates the recoverability of capitalized software development costs on a product-by-product basis. The recoverability of capitalized software development costs is evaluated based on the expected performance of the specific products to which the costs relate. Criteria used to evaluate expected product performance include: historical performance of comparable products using comparable technology; orders for the product prior to its release; and estimated performance of a sequel product based on the performance of the product on which the sequel is based. Capitalized costs for those products that are cancelled are expensed in the period of cancellation. In addition, impairment loss shall be recorded when management’s forecast for a particular game indicates that unamortized capitalized costs exceed the net realizable value of that asset. Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established, as well as in the ongoing assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional development costs to be incurred. If revised forecasted or actual product sales are less than and/or revised forecasted or actual costs are greater than the original forecasted amounts utilized in the initial recoverability analysis, the actual impairment charge may be larger than originally estimated in any given period.

The Company recognized an impairment loss of ~~W~~1,102 million and ~~W~~871 million in 2006 and 2007, respectively, and no impairment loss was recorded for the years ended December 31, 2005.

Research and development costs

Research and development costs consist primarily of payroll, depreciation expense and other overhead expenses which are all expensed as incurred until technological feasibility is reached.

Goodwill

Goodwill is accounted for under SFAS No. 142, Goodwill and Other Intangible Assets, which requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead be tested for impairment at the reporting unit level, at least annually.

Definite-lived other Intangible assets

Definite-lived intangible assets are amortized over their estimated useful life according to the nature and characteristics of each intangible asset. The Company continually evaluates the reasonableness of the useful lives of these assets. Definite-lived intangible assets that are subject to amortization shall be reviewed for impairment in accordance with SFAS No. 144, Accounting for the impairment or Disposal of Long-Lived Assets.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

Advertising

The Company expenses advertising costs as incurred. Advertising expense was approximately ~~W~~6,273 million, ~~W~~3,744 million and ~~W~~6,623 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Accrued severance benefits and pension plan

Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on the length of service and rate of pay at the time of termination. Accrued severance benefits are estimated assuming all eligible employees were to terminate their employment at the balance sheet date in compliance with relevant laws in Korea. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of EITF 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan.

The Company introduced a defined contribution pension plan in 2005 and provides an individual account for each participant. A plan’s defined contributions to an individual’s account are to be made for periods in which that individual renders services, the net pension cost for a period shall be the contribution called for in that period.

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

Foreign currency transactions

Net gains and losses resulting from foreign exchange transactions are included in foreign currency gains (losses) in the consolidated statements of operations.

Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”). Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse.

A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

Fair value of financial instruments

The Company’s carrying amounts of cash and cash equivalents, short-term financial instruments, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments.

Derivatives

Derivative instruments, regardless of whether they are entered into for trading or hedging purposes, are valued at fair value. Derivative contracts not meeting the requirements for hedge accounting treatment are classified as trading contracts with the changes in fair value included in current operations.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

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

The Company entered into foreign currency forward contracts with various financial institutions in 2006 and there were no outstanding derivative contracts as of December 31, 2006. The Company settled the contracts at the terminal dates and recognized transaction gains of ~~W~~156 million and transaction losses of ~~W~~5 million for the year ended December 31, 2006 and there are no transaction gains and losses for the year ended December 31, 2007.

Accounting for stock-based compensation

The Company adopted SFAS No. 123(R), Share-Based Payment (“SFAS No. 123(R)”) using the modified prospective method, which requires the application of the accounting standard as of January 1, 2006. The Company’s consolidated financial statements as of and for the year ended December 31, 2006 reflected the impact of adopting SFAS No. 123(R). Under the modified prospective method, compensation expense recognized includes the estimated expense for stock options granted on and subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R), and the estimated expense for the portion vesting in the period for options granted prior to, but not vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123. In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

The Company uses a Black-Scholes model to determine the fair value of equity-based awards at the date of grant. Compensation cost for stock option grants are measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period. As stock-based compensation expense recognized in the consolidated statement of operations for the year ended December 31, 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. The Company estimates forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For the periods prior to 2006, the Company accounted for forfeitures as they occurred under SFAS No. 123 (see Note 13).

Losses per share

Basic earnings per share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding for all periods. Diluted losses per share is computed by dividing net loss by the weighted average number of common shares outstanding, increased by common stock equivalents. Common stock equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options. However, potential common shares are not included in the denominator of the diluted losses per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

Recent accounting pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”) which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 permits a one-year deferral in applying the measurement provisions of SFAS 157 to non-financial assets and non-financial liabilities that are not recognized or disclosed at fair value in an entity’s financial

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

statements on a recurring basis (at least annually). The Company does not believe the adoption of SFAS No. 157 and FSP 157-2 will have a material impact on its consolidated financial statements.

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”) which permits an entity to measure certain financial assets and financial liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under SFAS No. 159, entities that elect the fair value option (by instrument) will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity’s election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. This Statement is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS No. 141 (revised 2007)”). SFAS No. 141 (revised 2007) establishes principles and requirements for how the acquirer in business combinations should recognize and measure identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. SFAS No. 141 (revised 2007) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently in the process of evaluating the impact of adopting this standard.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements-An amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 requires that ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. It also requires companies to clearly identify and present on the face of the consolidated statement of income, the amount of consolidated net income attributable to the parent and to the non-controlling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently in the process of evaluating the impact of adopting this standard.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”). The new standard is intended to help investors better understand how derivative instruments and hedging activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. The enhanced disclosures include, for example:

•	A tabular summary of the fair values of derivative instruments and their gains and losses;

•	Disclosure of derivative features that are credit-risk-related to provide more information regarding an entity’s liquidity; and

•	Cross-referencing within footnotes to make it easier for financial statement users to locate important information about derivative instruments.

SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently in the process of evaluating the impact of adopting this standard.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (“GAAP”) for nongovernmental entities. SFAS 162

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

establishes that the GAAP hierarchy should be directed to entities because it is the entity (not its auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. Statement 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently in the process of evaluating the impact of adopting this standard.

3.	Convenience Translation into United States Dollar Amounts

The Company reports its consolidated financial statements in the Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 935.8 Korean Won to one US dollar, which is the noon buying rate of the US Federal Reserve Bank of New York in effect on December 31, 2007. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, US dollars at that or any other rate. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles either in Korea or the United States of America.

4.	Pledged Assets

As of December 31, 2007, one of the Company’s subsidiaries, GRAVITY Interactive, Inc. has issued an irrevocable letter of credit in the amount of $500,000 to its landlord in relation to an office lease agreement with no amounts drawn on this letter of credit as of December 31, 2007. Additionally a short-term investment amounting to $300,000 and some business assets were provided to a bank as collaterals for this letter of credit. The Company records this restricted short-term investment as other non-current assets.

5.	Allowance for Accounts Receivable

Changes in the allowance for accounts receivable for the years ended December 31, 2005, 2006 and 2007 are as follows:

	2005		2006		2007
	(In millions of Korean Won)

Balance at beginning of year	~~W~~	—	~~W~~	31	~~W~~	108
Provision for allowances		31		77		37
Write-offs		—		—		(6)

Balance at end of year	~~W~~	31	~~W~~	108	~~W~~	139

6.	Investments

In April 2004, its subsidiary, GRAVITY Entertainment Corp., invested ¥123 million for a 30% interest in “Animation Production Committee”, a joint venture, which was incorporated in Japan to produce animation of “Ragnarok”. The investment was accounted for under the equity method of accounting. In 2006, the Company discontinued applying equity method as the investment was reduced to zero.

In December 2005 and October 2006, the Company invested ¥100 million and ¥150 million, respectively, for a 14.49% interest in Online Game Revolution Fund No. 1 (“Revolution Fund”), a limited partnership, which was established in Japan. The investment accounted for under the equity method of accounting in accordance with EITF D-46, Accounting for Limited Partnership Investment. In 2007, the Company discontinued applying the equity method as the investment was reduced to zero.

In May 2006, the Company invested US$9 million in acquiring Series D preferred shares of Perpetual Entertainment Inc. The investment is accounted for using the cost method. Perpetual Entertainment, Inc. has been in the process of liquidation since October 2007 due to its poor financial condition from developing the games

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

“Gods & Heroes” and “Star Trek Online.” Therefore, the Company determined that the investment amount will not be recoverable and recognized the total related amount of ~~W~~8,619 million (US$9 million) as impairment losses on investments in the accompanying statement of operations in 2007.

7.	Change of subsidiaries

Acquisition and Liquidation of TriggerSoft Corp.

In April and May 2005, the Company acquired an aggregate of 88.15% of the voting common shares of TriggerSoft Corp. (“TriggerSoft”) for a purchase price of ~~W~~1,627 million in cash. TriggerSoft is a game developer of “R.O.S.E. Online,” serviced by the Company. The primary reason for the acquisition was to be actively involved in the updates and improvements of the game. The acquisition was accounted for as a purchase and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. TriggerSoft’s results of operations are included in the Company’s consolidated statement of operations from the date of acquisition. The excess amount of the purchase price over the fair market value of the net assets acquired was accounted for as residual goodwill.

The estimated fair value of assets acquired and liabilities assumed on the acquisition dates were:

	(In millions of
	Korean Won)

Current assets	~~W~~	34
Non-current assets		200
Intangible assets		1,979
Goodwill		8

Current liabilities	~~W~~	214
Deferred tax liabilities		272
Non-current liabilities		108

Net assets acquired	~~W~~	1,627

The Company, with the assistance of independent valuation experts, determined the fair values of assets acquired and liabilities assumed and performed an allocation of the total purchase price of ~~W~~1,627 million to the net assets acquired. The intangible asset of R.O.S.E. Online of ~~W~~1,979 million is being amortized on a straight- line basis over a useful life of three years. Amortization expense for the year ended December 31, 2005 was ~~W~~440 million.

During 2005 the Company recognized impairment losses for remaining balance of intangible assets and goodwill due to deteriorated operational performance and adverse future cash flow expectation based on income approach. Both amortization expenses and impairment losses are included in selling, general and administrative expense of the accompanying statement of operations.

Subsequently in May 2007, the liquidation of TriggerSoft Corp. was commenced following the shareholders’ resolution and the liquidation process was completed in October 2007. As a result, TriggerSoft Corp. was excluded from consolidation as of December 31, 2007.

Acquisition of NEOCYON, Inc.

In November and December 2005, the Company acquired an aggregate of 96.11% of the voting common share of NEOCYON, Inc. (“NEOCYON”) for a purchase price of ~~W~~7,716 million in cash. NEOCYON is the Mobile Internet Service Provider (“MISP”) engaged in the facilitation of content download for Club Cyon and WOW LG.

The acquisition was accounted for as a purchase and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. NEOCYON’s results of operations are

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

included in the Company’s consolidated statement of operations from the date of acquisition. The primary reason for the acquisition was to leverage from NEOCYON’s knowledge in the MISP business and become a leading global MISP provider. The excess amount of the purchase price over the fair market value of the net assets acquired was accounted for as residual goodwill.

The estimated fair value of assets acquired and liabilities assumed on the acquisition dates were:

	(In millions of
	Korean Won)

Current assets	~~W~~	970
Non-current assets		263
Property and equipment		1,343
Intangible assets		6,526
Goodwill		1,451
Current liabilities		861
Deferred tax liabilities		907
Non-current liabilities	~~W~~	1,069

Net assets acquired	~~W~~	7,716

The Company, with the assistance of independent valuation experts, determined the fair values of assets acquired and liabilities assumed and performed an allocation of the total purchase price of ~~W~~7,716 million to the net assets acquired.

Of the ~~W~~6,526 million of acquired intangible assets, ~~W~~5,600 million and ~~W~~926 million were assigned to the value of content download business and the “Ragnarok Online” publishing rights in Russia, respectively. The Company recorded amortization expense of ~~W~~2,175 million and ~~W~~2,175 million for the acquired intangible assets in 2006 and 2007, respectively, using straight-line method and useful life of three years, in cost of revenue.

8.	Property and Equipment, Net

Property and equipment as of December 31, 2006 and 2007 consist of the following:

	2006		2007
	(In millions of
	Korean Won)

Land	~~W~~	260	~~W~~	—
Building		881		—
Computer and equipment		10,452		12,100
Furniture and fixtures		1,402		1,364
Vehicles		362		359
Capital lease assets		—		220
Leasehold improvements		510		656
Construction In Progress		—		203
Software externally-purchased		6,484		7,854

		20,351		22,756
Less: accumulated depreciation		11,879		15,561

	~~W~~	8,472	~~W~~	7,195

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

Depreciation expenses for the years ended December 31, 2005, 2006 and 2007, were ~~W~~4,388 million, ~~W~~5,002 million and ~~W~~4,247 million, respectively.

As of December 31, 2005 and 2006, some of the Company’s land and buildings have been collateralized up to ~~W~~820 million in connection with long-term debt. Due to the disposal of the Company’s land and buildings, there are no collateralized land and buildings as of December 31, 2007.

The Company recognized an impairment loss of ~~W~~21 million and ~~W~~788 million for property and equipment in 2005 and 2006, respectively and no impairment loss was recorded for the year ended December 31, 2007.

9.	Intangible Assets

Intangible assets as of December 31, 2006 and 2007 consist of the following:

	At December 31, 2006						At December 31, 2007
	Gross Carrying		Accumulated		Net Carrying		Gross Carrying		Accumulated		Net Carrying
	Amount		Amortization		Amount		Amount		Amortization		Amount
	(In millions of Korean Won)

Capitalized software development cost	~~W~~	6,181	~~W~~	—	~~W~~	6,181	~~W~~	10,681	~~W~~	(1,007)	~~W~~	9,674
Acquired intangible asset		6,526		(2,422)		4,104		6,526		(4,597)		1,929
Trademarks		164		(56)		108		190		(107)		83
Others		78		(78)		—		78		(78)		—

Total	~~W~~	12,949	~~W~~	(2,556)	~~W~~	10,393	~~W~~	17,475	~~W~~	(5,789)	~~W~~	11,686

All of the Company’s intangible assets are subject to amortization. No significant residual value is estimated for the intangible assets. Aggregate amortization expense for intangible assets for the years ended December 31, 2005, 2006 and 2007 was ~~W~~982 million, ~~W~~2,455 million and ~~W~~3,234 million, respectively.

During 2007, the Company recognized ~~W~~436 million and ~~W~~435 million of impairment losses, respectively, related to “W Baseball” and “Bodycheck Online” capitalized development costs, as the Company decided to discontinue development of “W Baseball” and “Bodycheck Online” in May 2008.

Expected amortization expense related to current net carrying amount of intangible assets as follows:

	(In millions of
	Korean Won)

2008	~~W~~	4,730
2009		3,584
2010		2,557
2011		815

	~~W~~	11,686

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

10.	Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2005, 2006 and 2007 are as follows:

	2005		2006		2007
	(In millions of Korean Won)

Balance at beginning of year	~~W~~	1,182	~~W~~	588	~~W~~	649
Increase due to acquisition of
subsidiaries		230		—		—
Provisions for severance benefits		1,464		208		152
Severance payments		(2,288)		(147)		(86)

Balance at end of year	~~W~~	588	~~W~~	649	~~W~~	715

Assuming that the Company’s employees will retire at their normal retirement age, the Company expects to make no severance payments to its employees in the next 5 years. However, the Company may have to make severance payments to employees who cease working with the Company prior to their normal retirement age.

In 2005, GRAVITY introduced a defined contribution pension plan (“Pension Plan”) in accordance with the Employee Benefit Security Act of Korea and entered into a nonparticipating defined contribution insurance contract with a life insurance company. The Company’s contribution to the Pension Plan was ~~W~~1,289 million and ~~W~~1,421 million in 2006 and 2007, respectively. As of December 31, 2007, GRAVITY’s subsidiaries had not introduced this Pension Plan.

11.	Commitments and Contingencies

Commitments

The Company has contracts for the exclusive right of “Ragnarok Online II” game distribution and sales with GungHo Online Entertainment, Inc. (“GungHo”) in Japan, AsiaSoft Corporation Co., Ltd. in Thailand, Gamania Digital Entertainment Co., Ltd. in Taiwan, Shanghai The 9 Information Technology Ltd., in China, Level up! Inc. in Philippines, Asiasoft Online Pte Ltd, in Malaysia, AsiaSoft Corporation Co., Ltd. in Vietnam and PT. LYTO DATARINDO FORTUNA in Indonesia. The contract periods of these license agreements range from two to four years after commercialization in each geographical location.

In December 2005, the Company purchased an online game “Emil Chronicle Online” developed by GungHo. The costs related to the acquisition of “Emil Chronicle Online” were recorded as development costs amounting to ~~W~~6,073 million. In addition, the Company entered into an agreement to acquire exclusive distribution right of the game.

In November 2006, the Company entered into an agreement with Infocomm Asia Holding Pte Ltd, a company located in Singapore to service, use, promote, distribute and market “Emil Chronicle Online (ECO)” in the following countries: Singapore, Malaysia, Brunei, Thailand, Philippines, Indonesia, Vietnam, Australia and New Zealand. In 2007, the Company entered into an additional agreement with Shanghai The9 Information Technology Ltd. in China and GameCyber Technology Ltd. in Taiwan and Hong Kong. These agreements grant each licensee exclusive sales and distribution right for three years from the time ECO is locally commercialized.

The Company entered into an agreement to invest the committed amount of ¥1,000 million in “Online Game Revolution Fund No. 1” in 2005. The Company invested ¥250 million until 2006, and made an additional investment amounting to ¥420 million on February 1, 2008. Subsequently on June 6, 2008, the Company received a written notice from Entertainment Farm, Inc., the general partner of Revolution Fund, requiring the Company to pay ¥30 million within 30 days of this notice.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

In December 2007, GRAVITY Interactive, Inc. entered into a capital lease agreement with respect to the open beta testing server for the commercial distribution of “Requiem”, with a total lease payment of $270,666, over a period of 2 years. During 2007, the Company made principal and interest payments in the amount of $8,538 and $2,739, respectively.

Future minimum lease payments for the leases as of December 31, 2007, are as follows:

	2008		2009
	Principal	Interest	Principal	Interest
	(In US dollar)

Capital lease	$100,756	$23,299	$125,609	$9,724

In addition to the capital lease above, the Company leases certain properties. The Company’s operating leases consist of various property leases expiring in 2008. Rental expenses incurred under these operating leases were approximately ~~W~~1,275 million, ~~W~~3,483 million and ~~W~~3,919 million for the years ended December 31, 2005, 2006 and 2007, respectively. The Company entered into a lease agreement with Korea IT Industry Promotion Agency to move its office to Sangam-Dong and paid in advance ~~W~~586 millions out of a total contracted guarantee deposit of ~~W~~1,171 millions as of December 31.

Future minimum rental payments for the leases as of December 31, 2007, are as follows:

	2008		2009		2010		2011		2012
	(In millions of Korean Won)

Operating leases	~~W~~	3,129	~~W~~	2,684	~~W~~	2,597	~~W~~	2,623	~~W~~	2,653

Litigation

In May 2005, the initial purchasers and shareholders of the ADSs filed a number of class action complaints for violation of the United States federal securities law in the United States District Court for the Southern District of New York, which were consolidated by an order of the Court entered on December 12, 2005. The complaints identify the Company and certain of its former individual directors and officers as defendants, and claim that the Company’s registration statement on Form F-1 and the prospectus which constitutes a part of the registration statement used in connection with its initial public offering contained material misstatements. On October 17, 2006, the Company and certain other defendants filed a motion to dismiss the claims. However, briefing on the motion was suspended in anticipation of an effort to first mediate the dispute amicably in good faith. Pursuant to a mediation session held in New York on April 25, 2007, the Company, one other defendant and the plaintiffs agreed in principle to settle the class action litigation for $10 million. The Company’s share of the settlement was $5 million (~~W~~4,648 million). In July 2007, the parties filed a stipulation with the Court requesting that the Court approve the proposed settlement. In November 2007, the federal judge presiding over the consolidated class action approved settlement of the class action and made the determination that the costs of administering the settlement, including the plaintiffs’ attorneys’ fees of 20.56% of the settlement amount and related expenses, be paid out of the settlement fund before distributions were to be made to class members. No plaintiff filed an appeal during the 30-day time appeal period which expired on December 21, 2007, and settlement amounts were disbursed to class members shortly thereafter. Upon completion of this settlement, the Company, its current and former directors and officers as well as other third parties were released from liability for the claims asserted by the class. Regarding the class action litigation matters described above, the Company made an accrual of $5 million (~~W~~4,648 million) in accordance with SFAS No. 5 and recognized the same amount as an operating expense in 2006. Subsequently in 2007, the Company paid ~~W~~4,619 million to settle this case.

As of December 31, 2007, the Company is a defendant in two lawsuits claiming damages for breach of contract as a result of two contracts in which the Company had been a party. The aggregated claims amount to approximately ~~W~~1,344 million. The outcome of these lawsuits cannot yet be determined and the ultimate financial impact cannot be estimated as of the audit report date.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

12.	Shareholders’ Equity

As of December 31, 2007, GRAVITY is authorized to issue a total of 40 million shares with a par value of ~~W~~500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of this authorized amount, GRAVITY is authorized to issue up to 2 million non-voting preferred shares. Under the articles of incorporation, holders of non-voting preferred shares are entitled to receive dividends of not less than 1% and up to 15% of the par value of such shares, the exact rate to be determined by GRAVITY’s Board of Directors at the time of issuance, provided that the holders of preferred shares are entitled to receive dividend at a rate not lower than that determined for holders of common shares. GRAVITY does not have any non-voting preferred shares outstanding.

As of December 31, 2007, the Company had a total of 6,948,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are registered.

13.	Stock Purchase Option Plan

On December 24, 2004, the Company’s shareholders approved the stock purchase option plan (the “Option Plan”). The Option Plan provides incentive stock options to officers and employees. On December 24, 2004, the Company granted certain officers, some senior employees and employees options to purchase 50,000 and 221,000 shares of the Company’s common stock at an exercise price of ~~W~~80,000 and ~~W~~70,000 per share, respectively. The fair value of the options at the date of the grant is estimated using the Black-Scholes option pricing model. In accordance with the Option Plan, all of the options granted in 2004 vest over a five year period, with 25% vesting after two years of continued employment, 25% vesting after three years of continued employment, 25% vesting after four years of continued employment, and the remaining 25% vesting after five years from the grant date. The options that have vested for each period must be exercised within one year from the vesting date, and options that have not been exercised during each period shall be deemed to be terminated.

On February 8, 2005, in accordance with the terms of the stock options granted, the exercise prices for the outstanding options were adjusted to the Initial Public Offering (“IPO”) price (~~W~~55,431) for officers and some senior employees and to the IPO price minus ~~W~~10,000 for employees. This repricing created a new measurement date for the Company’s stock compensation expenses.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

A summary of option activity under the Option Plan as of December 31, 2007, and changes during the years then ended is as follows:

		Weighted		Weighted
		Average		Average
	Number of	Exercise		Remaining
	Stock	Price		Contractual
	Options	per Share		Life

Stock options outstanding as of December 31, 2004	271,000	~~W~~	71,845
Options granted	—		—
Options exercised	—		—
Options forfeited	73,600		48,828

December 31, 2005	197,400	~~W~~	46,697

Options granted	—		—
Options exercised	—		—
Options forfeited	74,730		47,572

December 31, 2006	122,670	~~W~~	46,165

Options granted	—		—
Options exercised	—		—
Options expired	30,668		46,165
Options forfeited	22,365		45,431

Stock options outstanding as of December 31, 2007	69,637	~~W~~	46,400	1.98

Vested and expected to vest as of December 31, 2007	53,693	~~W~~	46,688	1.80
Exercisable as of December 31, 2007	23,213	~~W~~	46,400	0.98

During 2007, 30,668 out of 271,000 stock options granted to officers and employees on December 24, 2004 expired and stock options of 22,365 were cancelled due to the retirement of the officers and employees (the accumulated number of stock options which were cancelled until 2006 were 148,330). The number of stock options outstanding as of December 31, 2007 is 69,637.

The total compensation expense relating to the grant of stock options is recognized over the five year vesting period using the FASB Interpretation (“FIN”) 28, graded attribution model. For the years ended December 31, 2005, 2006 and 2007, the Company recognized ~~W~~1,584 million, ~~W~~641 million and ~~W~~432 million in stock compensation expense for the shares granted.

In 2006, the adoption of SFAS No. 123(R) resulted in a cumulative benefit from accounting change of ~~W~~849 million, which reflects the net cumulative impact of estimated future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted under SFAS No. 123.

Stock compensation expenses are included in selling, general and administrative expenses, research and development expenses, and cost of revenue in the consolidated statements of operations. There is no intrinsic value of options outstanding and exercisable as of December 31, 2007 as the exercise price is higher than the market price. There were no exercised options since granted.

As of December 31, 2007, there was ~~W~~299 million of total unrecognized compensation cost, before income taxes, related to nonvested stock options, that is expected to be recognized over a weighted-average period of 1.54 years. The total fair value of shares vested during the year ended December 31, 2007 is ~~W~~602 million.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

The fair value of each option was estimated, at the date of grant and repricing date, using the Black-Scholes option pricing model, with the following weighted average assumptions:

	Grant Date		Repricing Date

Valuation assumptions:
Expected dividend yield		0%		0%
Risk-free interest rate		3.50%		3.54%
Expected volatility		53%		53%
Expected term		4		3.9
Fair value of stock	~~W~~	55,431	~~W~~	55,431

The fair value of the stock at the date of grant was based on the initial public offering price of the Company’s American Depositary Shares on the NASDAQ Global Market on February 8, 2005, adjusted for the ratio of common stock to ADSs. The expected volatility was calculated based on historical data of similar companies using BAPNET index (Bloomberg Asia Pacific Internet index) at the date of grant and repricing date due to lack of the Company’s own historical data.

The following table summarizes information about stock options outstanding as of December 31, 2007:

Options Outstanding				Options Exercisable
			Weighted Average		Weighted Average
Exercise		Number of	Remaining Contractual	Number of	Remaining Contractual
Price		Shares	Life(Years)	Shares	Life(Years)

~~W~~	55,431	6,750	1.98	2,250	0.98
~~W~~	45,431	62,887	1.98	20,963	0.98

14.	Losses Per Share

The components of basic and diluted losses per share are as follows:

	2005		2006		2007
	(In millions of Korean Won, except share and per share data)

Net loss available for common shareholders(A)	~~W~~	(3,030)	~~W~~	(22,265)	~~W~~	(23,201)

Weighted average outstanding shares of common shares(B)		6,803,147		6,948,900		6,948,900
Losses per share Basic and diluted (A/B)	~~W~~	(445)	~~W~~	(3,204)	~~W~~	(3,339)

The 122,670 and 69,637 stock options outstanding as of December 31, 2006 and 2007, respectively, are excluded from the Company’s calculation of losses per share as their effect is antidilutive.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

15.	Income Taxes

Income tax expenses (benefit) for the years ended December 31, 2005, 2006 and 2007 consist of the following:

	2005		2006		2007
	(In millions of Korean won)

Income (loss) before income taxes
Domestic	~~W~~	(3,872)	~~W~~	(9,230)	~~W~~	(17,428)
Foreign		417		(702)		(1,791)

		(3,455)		(9,932)		(19,219)

Current income taxes
Domestic		5,100		3,571		3,230
Foreign		315		208		246

		5,415		3,779		3,476

Deferred income taxes
Domestic		5,134		(8,307)		576
Foreign		12		17		(16)

		5,146		(8,290)		560

Tax effect resulting from business combination		(1,086)		—		—

Total income tax expenses (benefit)	~~W~~	(817)	~~W~~	12,069	~~W~~	2,916

The preceding table does not reflect the tax effects of unrealized gains and losses on available-for-sale securities and foreign currency translation. The tax effect of ~~W~~76 million, ~~W~~103 million and ~~W~~3 million for the years ending December 31, 2005, 2006 and 2007 is recorded directly as other comprehensive income within shareholders’ equity.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of December 31, 2006 and 2007 are as follows:

	2006		2007
	(In millions of
	Korean Won)

Current deferred income tax assets (liabilities)
Intangible assets in connection with business combination		—		(530)
Depreciation and amortization		—		68
Accrued expense		320		245
Accrued income		(117)		(60)
Litigation charge		1,150		—
Other		103		45

		1,456		(232)
Less: Valuation allowance		1,351		348
Deferred tax asset relating to other comprehensive income (loss)		104		3

	~~W~~	1	~~W~~	(583)

Non-current deferred income tax assets (liabilities)
Foreign tax credit carryforwards	~~W~~	9,562	~~W~~	12,380
Tax credit carryforwards for research and human resource development		2,710		3,552
Depreciation and amortization		1,051		980
Intangible assets in connection with business combination		(1,089)		—
Impairment on other investment		214		2,951
Provisions for severance benefits		72		104
Accrued expense		27		—
Net operating loss carryforwards in subsidiaries		1,378		4,566
Other		(16)		(21)

		13,909		24,512
Less: Valuation allowance		14,986		24,445

	~~W~~	(1,077)	~~W~~	67

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

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

As of December 31, 2007, GRAVITY Co., Ltd. had temporary differences of ~~W~~23,136 million and available loss carryforwards of ~~W~~13,801 million which expire in 2012. The Company also had foreign tax credit carryforwards and tax credit carryfowards for research and human resource development etc. of ~~W~~12,380 million and ~~W~~3,552 million, respectively, which expire from 2009 to 2012. Based on the Company’s historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences, these loss carryforwards and tax credits carryforwards, and recognized a valuation allowance of ~~W~~24,004 million on the full amount of temporary differences, available loss carryforwards, and tax credit carryforwards at an effective rate expected to be incurred to GRAVITY.

As of December 31, 2007, GRAVITY Entertainment Corp., the Company’s 100% owned subsidiary in Japan, had temporary differences of ~~W~~57 million and available loss carryforwards of ~~W~~1,015 million which expire from 2009 to 2012. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these loss carryforwards, and recognized a valuation allowance of ~~W~~295 million on the full amount of the temporary differences and available loss carryforwards at an effective rate expected to be incurred in Japan.

As of December 31, 2007, GRAVITY RUS Co., Ltd. and GRAVITY CIS Co., Ltd. the Company’s 100% owned subsidiaries in Russia, had available loss carryforwards of ~~W~~1,197 million which expire until 2017. Based on these subsidiaries’ historical and projected net and taxable income, the Company determined that it would not be able to realize these loss carryforwards, and recognized a valuation allowance of ~~W~~291 million on the full amount of the available loss carryforwards at an effective rate expected to be incurred in Russia.

As of December 31, 2007, Gravity EU SASU, the Company’s 100% owned subsidiary in France, had available loss carryforwards of ~~W~~1,354 million which expire until 2012. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these loss carryforwards, and recognized a valuation allowance of ~~W~~203 million on the full amount of the available loss carryforwards at an effective rate expected to be incurred in France.

As of December 31, 2007, the Company is entitled to a reduced tax rate of 13.75% by virtue of the Special Tax Treatment Control Law of Korea, which is 50% of the statutory tax rate and applied to certain designated venture companies. But, the Company will not be entitled to tax benefits after this year. Accordingly, deferred income taxes as of December 31, 2007 were calculated based on the rate of 27.50% for the amounts expected to be realized during the fiscal year 2008 and thereafter, respectively.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follows:

	2005		2006		2007
	(In millions of Korean won)

Tax expense at Korean statutory tax rate	~~W~~	(950)	~~W~~	(2,731)	~~W~~	(5,285)
Income tax exemption		475		1,366		529
Foreign tax credit carryforwards		—		(413)		—
Tax credit carryforwards for research and human resource development		(1,286)		(1,073)		(841)
Foreign tax differential		116		10		36
Expense not deductible for tax purpose		342		72		810
Change in statutory tax rate		26		(1,311)		(774)
Change in valuation allowances		197		15,999		8,487
Expiration of unused foreign tax credit		337		19		37
Income tax penalties		—		102		—
Others		(74)		29		(83)

Total income tax expense (benefit)	~~W~~	(817)	~~W~~	12,069	~~W~~	2,916

In July 2006, the FASB issued FIN 48, “Accounting for Income Tax Uncertainties.” FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. FIN 48 also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting and disclosure for income tax uncertainties in interim periods. The Company adopted FIN 48 on January 1, 2007.

As a result of the adoption of FIN 48, the Company identified uncertain tax positions and measured unrecognized tax benefits for open tax years and accordingly decreased its loss carryforwards of ~~W~~66 million and ~~W~~40 million in income tax calculation of 2006 and 2007. No interest expenses and penalties were calculated from such unrecognized tax benefits due to significant amounts of loss carryforwards at each year. Even if recognized, all ~~W~~106 million of unrecognized tax benefits would not affect the Company’s income tax expense and effective tax rate for 2006 and 2007 as a full valuation allowance was provided for the entity which has taken these uncertain tax positions. As such, no adjustments were made to retained earnings as of January 1, 2007. The Company’s policy is that it recognizes interest expenses and penalties related to income tax matters as a component of income tax expense. The company believes its unrecognized tax benefits recorded as of December 31, 2007 would not be reduced within the next twelve months as a result of the lapse of applicable statutes of limitations.

A reconciliation of total gross unrecognized tax benefits for the year ended December 31, 2007 is as follows (in millions of Korean Won):

Balance at January 1, 2007	~~W~~	66
Additions based on tax positions taken during the current year		40
Gross increase/decrease for tax positions of prior years		—
Decreases relating to settlements with taxing authorities		—
Reductions due to lapsing of applicable statute of limitations		—

Balance at December 31, 2007	~~W~~	106

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

The Company’s primary tax jurisdictions are Korea and the United States and open tax years for GRAVITY, NEOCYON and GRAVITY Interactive are 2 years, 5 years and 4 years, respectively. The Company has no ongoing tax examinations by tax authorities at this time.

16.	Operations by Geographic Area

Geographic information for the years ended December 31, 2005, 2006 and 2007 is based on the location of the distribution entity. Revenues by geographic region are as follows:

	2005		2006		2007
	(In millions of Korean Won)

Korea	~~W~~	10,093	~~W~~	10,155	~~W~~	11,119
Japan		17,246		16,913		18,899
Taiwan		10,582		4,092		2,369
Thailand		4,933		2,545		1,054
United States		2,701		2,868		2,614
China		1,178		546		613
Other		6,651		3,844		3,561

	~~W~~	53,384	~~W~~	40,963	~~W~~	40,229

Approximately 84% and 6% of the Company’s property, plant and equipment are located in Korea and the United States, respectively as of December 31, 2007.

17.	Related Party Transactions

During the years ended December 31, 2005, 2006 and 2007, there were related party transactions with a major shareholder and an equity investee as follows:

	2005		2006		2007
	(In millions of Korean Won)

Sales to related parties	~~W~~	55	~~W~~	2	~~W~~	3
Purchases from related parties		861		11		13
Amounts due from related parties		4		—		—
Amounts due to related parties		132		10		17

A majority of the purchase transactions recorded in 2005 is rental expense in accordance with agreements between the Company and a former Chairman, who ceased to be the related party on August 30, 2005 due to the former Chairman’s equity transfer.

Due to balance represents amount of accrued expenses payable to Animation Production Committee, a joint venture, which was incorporated in Japan to produce animation of “Ragnarok Online”. The balance is included in the other current liabilities in the accompanying balance sheet.

GRAVITY Co., Ltd.

Notes to Consolidated Financial Statements — (Continued)

18.	Supplemental Cash Flow Information and Non-Cash Activities

	2005		2006		2007
	(In millions of Korean Won)

Supplemental cash flow information
Cash paid during the year for income taxes	~~W~~	6,648	~~W~~	4,561	~~W~~	3,539
Interest paid		2,476		92		92

	~~W~~	9,124	~~W~~	4,653	~~W~~	3,631

Supplemental non-cash activities
Reclassification of land buildings to assets held for sale	~~W~~	8,099	~~W~~	—	~~W~~	—
Reclassification of prepayment to equity securities		—		869		—
Acquisitions:
Fair value of assets acquired	~~W~~	12,774	~~W~~	—	~~W~~	—
Less: cash acquired		(150)		—		—

		12,624
Net cash paid		(9,193)		—		—

Liabilities assumed	~~W~~	3,431	~~W~~	—	~~W~~	—

19.	Subsequent Event

On April 1, 2008, the share subscription agreement between Heartis and GungHo Online Entertainment, Inc., a corporation organized under the laws of Japan, was consummated. As a result, the shares that Heartis held until such time were transferred to GungHo. GungHo subsequently purchased more shares and beneficially owns approximately 59.3% of the Company’s voting shares as of June 24, 2008.

The Company decided to discontinue development of “W Baseball” and “Bodycheck Online” in May 2008.

20.	Receipts From One of the Company’s Former Chairmen Representing Embezzled Funds

One of the Company’s former Chairmen was found to have diverted revenues otherwise due to the Company between 2002 to 2004. The Company’s resulting investigations concluded that ~~W~~7,482 million was diverted by the former Chairman during that period, which was accounted for in the line item of “misappropriated funds receivable” in the balance sheet of 2004. Regarding this misappropriation act, the Company filed a lawsuit against its former Chairman for alleged malpractices and embezzlement on January 23, 2006 seeking compensation for legal, accounting and other costs incurred by the Company in connection with the misappropriation of funds. The suit was settled in the same year and the former Chairman paid the Company ~~W~~4,947 million. The amount was recorded as proceeds from the former Chairman due to fraud under the category of operating income in the income statement in 2006.