Form 20-F
period 2008-12-31
GRAVITY Co., Ltd.
filed 2009-06-30
CIK 1313310

As filed with the Securities and Exchange Commission on June 30, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-270, Korea
(Address of principal executive offices)

Heung Gon Kim
Chief Financial Officer

Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-270, Korea

Telephone: 82-2-2132-7000

Fax: 82-2-2132-7070
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Shares, par value Won 500: 6,948,900

Indicated by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐	Accelerated filer ☐	Non-accelerated-filer ☑

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

	ITEM 9.E. Dilution	97
	ITEM 9.F. Expenses of the Issue	97
ITEM 10.	ADDITIONAL INFORMATION	97
	ITEM 10.A. Share Capital	97
	ITEM 10.B. Articles of Incorporation	98
	ITEM 10.C. Material Contracts	102
	ITEM 10.D. Exchange Controls	104
	ITEM 10.E. Taxation	106
	ITEM 10.F. Dividends and Paying Agents	116
	ITEM 10.G. Statement by Experts	116
	ITEM 10.H. Documents on Display	116
	ITEM 10.I. Subsidiary Information	117
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	117
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	118

PART II		118
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	118
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	118
ITEM 15.	CONTROLS AND PROCEDURES	118
ITEM 16.	[RESERVED]	120
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	120
ITEM 16B.	CODE OF ETHICS	120
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	121
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	121
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	121
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	122
ITEM 16G.	CORPORATE GOVERNANCE	122

PART III		122
ITEM 17.	FINANCIAL STATEMENTS	122
ITEM 18.	FINANCIAL STATEMENTS	122
ITEM 19.	EXHIBITS	122
EX-1.1
EX-4.61
EX-4.62
EX-4.63
EX-4.64
EX-4.65
EX-4.66
EX-4.67
EX-4.68
EX-4.69
EX-4.70
EX-4.71
EX-4.72
EX-4.73
EX-4.74
EX-4.75
EX-8.1
EX-12.1
EX-12.2
EX-12.3
EX-13.1
EX-13.2
EX-13.3

CERTAIN DEFINED TERMS

Unless the context otherwise requires, references in this annual report on Form 20-F, or annual report to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents one-fourth of a share of our common stock;

•	“Government” is to the government of The Republic of Korea;

•	“Gravity,” “the Company,” “we,” “us,” “our,” or “our company” are to Gravity Co., Ltd. and, except as otherwise indicated or required by context, our subsidiaries;

•	“Korea” or the “Republic” are to The Republic of Korea;

•	“China” or the “PRC” are to the People’s Republic of China (excluding Taiwan, Hong Kong and Macau);

•	“Taiwan” or the “ROC” are to Taiwan, the Republic of China;

•	“US$,” “U.S. dollars,” “US dollars,” or “Dollars” are to the currency of the United States of America;

•	“Won,” “Korean Won,” or ‘‘~~W~~,” are to the currency of The Republic of Korea;

•	“Chinese Yuan” or “CNY” are to the currency of China;

•	“Japanese Yen” or “JPY” are to the currency of Japan;

•	“NT dollar” is to the currency of Taiwan; and

•	“Thai Baht” or “THB” are to the currency of Thailand.

For your convenience, this annual report contains translations of certain Won amounts into U.S. dollars at the noon buying rate as quoted by the Federal Reserve Bank of New York for Won in effect on April 30, 2009, which was Won 1,277.00 to US$1.00. No assurance is given that any Won or dollar amounts could have been, or could be converted into dollars or Won as the case may be at such rate, or any other rate, or at all.

Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS

This annual report for the year ended December 31, 2008 contains “forward-looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. The forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry, and are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “predict,” “project,” “continue” and variations of these words, similar expressions, or that certain events, actions or results “will,” “may,” “might,” “should,” “would” or “could” occur, be taken or be achieved.

Forward-looking statements include, but are not limited to, the following:

•	future prices of and demand for our products;

•	future earnings and cash flow;

•	estimated development and commercial launch schedule of our games in development;

•	our ability to attract new customers and retain existing customers;

•	the expected growth of the Korean and worldwide online gaming industry;

•	the effect that economic, political or social conditions in Korea have on the revenue generated from our online game product and our results of operations;

•	the effect that the current global financial crisis and global economic recession will or may have on our business prospects, financial condition and results of operations; and

•	our future business development and prospects, results of operations and financial condition.

We caution you not to place undue reliance on any forward-looking statement each of which involves risks and uncertainties. Although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions could be incorrect. All forward-looking statements are based on our management’s current expectation, assumptions, estimates and projections of future events and are subject to a number of factors that could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; changes in customer preference and popular culture and trends, including the online gaming culture; political changes; recent global economic events including, but not limited to, the significant downturn in the global economic and financial markets and the tightening of the global credit markets, changes in business and economic conditions, fluctuations in foreign exchange rates, fluctuations in prices of our products, decreasing consumer confidence and slowing of economic growth generally, and other risks and uncertainties that are more fully described under the heading “Risk Factors” in this annual report, and elsewhere in this annual report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We undertake no obligation to update or revise any forward-looking statement to reflect future events or circumstances.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

ITEM 3.A.  Selected Financial Data

You should read the selected financial data below in conjunction with the financial statements and the related notes included elsewhere in this annual report. The selected financial data as of and for the years ended December 31, 2006, 2007 and 2008 are derived from our audited financial statements and related notes thereto are included elsewhere in this annual report. Our historical results do not necessarily indicate results expected for any future periods. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

	As of and for the Years Ended December 31,
	2004		2005		2006		2007		2008		2008(1)
	(In millions of Won and thousands of US$, except share and per share data,
	operating data and percentage)
											(Unaudited)

Statement of operations
Revenues:
Online games — subscription revenue	~~W~~	16,253	~~W~~	11,249	~~W~~	8,420	~~W~~	9,405	~~W~~	12,576	US $	9,848
Online games — royalties and license fees		45,101		37,375		26,123		24,698		30,110		23,579
Mobile games		376		1,664		3,840		4,063		6,882		5,389
Character merchandising, animation and other revenue		2,696		3,096		2,580		2,063		3,602		2,821

Total revenues		64,426		53,384		40,963		40,229		53,170		41,637
Cost of revenues		10,116		16,038		17,746		19,479		27,772		21,748

Gross profit		54,310		37,346		23,217		20,750		25,398		19,889
Operating expenses:
Selling, general and administrative		13,660		30,795		27,555		29,030		23,489		18,394
Research and development		2,029		9,219		9,239		5,761		2,145		1,680
Impairment losses on investments		—		—		—		8,619		—		—
Litigation charges		—		—		4,648		—		—		—
Proceeds from a former chairman due to fraud		—		—		(4,947)		—		—		—
Gain in disposal of assets held for sale		—		—		(1,081)		—		—		—

Operating income (loss)		38,621		(2,668)		(12,197)		(22,660)		(236)		(185)
Other income (expense), net		(4,879)		(787)		2,265		3,441		6,030		4,722

Income (loss) before income tax expenses, minority interest, and equity in loss of related joint venture and partnership		33,742		(3,455)		(9,932)		(19,219)		5,794		4,537
Income tax expenses (benefit)		5,406		(817)		12,069		2,916		3,379		2,646

Income (loss) before minority interest and equity in loss of related joint venture and partnership		28,336		(2,638)		(22,001)		(22,135)		2,415		1,891

	As of and for the Years Ended December 31,
	2004		2005		2006		2007		2008		2008(1)
	(In millions of Won and thousands of US$, except share and per share data,
	operating data and percentage)
											(Unaudited)

Minority interest		(17)		(2)		7		40		69		54
Equity in loss of related joint venture and partnership		296		394		1,106		1,026		5,119		4,009
Income (loss) before cumulative effect of change in accounting principle		28,057		(3,030)		(23,114)		(23,201)		(2,773)		(2,172)
Cumulative effect of change in accounting principle, net of tax		—		—		849		—		—		—

Net income (loss)	~~W~~	28,057	~~W~~	(3,030)	~~W~~	(22,265)	~~W~~	(23,201)	~~W~~	(2,773)	US $	(2,172)

Earnings (loss) per share:
Before cumulative effect of change in accounting principle	~~W~~	5,056	~~W~~	(445)	~~W~~	(3,326)	~~W~~	(3,339)	~~W~~	(399)	US $	(0.31)
Cumulative effect of change in accounting principle(2)		—		—		122		—		—		—
Basic and diluted per share	~~W~~	5,056	~~W~~	(445)	~~W~~	(3,204)	~~W~~	(3,339)	~~W~~	(399)	US $	(0.31)
Basic and diluted per ADS		—		(111)		(801)		(835)		(100)		(0.08)
Weighted average number of shares outstanding (basic and diluted)		5,548,900		6,803,147		6,948,900		6,948,900		6,948,900		6,948,900
Balance sheet data:
Cash and cash equivalents	~~W~~	16,405	~~W~~	25,874	~~W~~	35,314	~~W~~	53,588	~~W~~	53,168	US $	41,635
Total current assets		46,868		109,428		88,203		72,667		72,550		56,813
Property and equipment, net		14,760		11,863		8,472		7,195		5,226		4,092
Total assets		68,644		144,857		122,561		96,921		95,935		75,125
Total current liabilities		12,221		19,448		16,192		10,106		8,397		6,575
Total liabilities		18,209		24,073		24,419		21,377		19,327		15,134
Total shareholders’ equity		50,435		120,762		98,113		75,476		76,471		59,884
Selected operating data and financial ratios:
Gross profit margin(3)		84.3%		70.0%		56.7%		51.6%		47.8%		47.8%
Operating profit margin(4)		59.9		(5.0)		(29.8)		(56.3)		(0.4)		(0.4)
Net profit margin(5)		43.5		(5.7)		(54.4)		(57.7)		(5.2)		(5.2)

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,277.0 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on April 30, 2009.

(2)	FAS 123(R) was adopted in 2006.

(3)	Gross profit margin for each period is calculated by dividing gross profit by total revenues for each such period.

(4)	Operating profit margin for each period is calculated by dividing operating income (loss) by total revenues for each such period.

(5)	Net profit margin for each period is calculated by dividing net income (loss) by total revenues for each such period.

Exchange Rate Information

The following table sets forth information concerning the noon buying rate for the years 2004 through 2008 and for each month during the previous six months through June 26, 2009, expressed in Won per US dollar.

Period	At End of Period		Average Rate(1)		High		Low

2004	~~W~~	1,035.1	~~W~~	1,139.3	~~W~~	1,195.1	~~W~~	1,035.1
2005		1,010.0		1,023.2		1,059.8		997.0
2006		930.0		950.1		1,002.9		913.7
2007		935.8		928.0		950.2		903.2
2008		1,262.0		1,098.7		1,507.9		935.2
December		1,262.0		1,361.6		1,479.0		1,257.4
2009
January		1,380.0		1,354.4		1,391.5		1,292.3
February		1,532.8		1,439.6		1,532.8		1,368.7
March		1,372.3		1,449.6		1,570.1		1,334.8
April		1,277.0		1,332.1		1,378.3		1,277.0
May		1,249.0		1,254.4		1,277.0		1,232.9
June (through June 26, 2009)		1,278.3		1,257.7		1,285.1		1,232.1

Source: Federal Reserve Bank of New York

Note:

(1)	The average rates for the annual periods were calculated based on the average noon buying rate on the last day of each month during the period. The average rates for the monthly periods were calculated based on the average noon buying rate of each day of the month.

ITEM 3.B.  Capitalization and Indebtedness

Not applicable.

ITEM 3.C.  Reasons for the Offer and Use of Proceeds

Not applicable.

ITEM 3.D.  Risk Factors

RISKS RELATING TO OUR BUSINESS

We currently depend on one online game product, Ragnarok Online, for most of our revenues which may have a limited lifespan.

Most of our revenues have been and are currently derived from a single online game product, Ragnarok Online, which was commercially introduced in August 2002 and currently commercially offered in 38 countries and markets. We derived Won 38,949 million (US$30,500 thousand) in revenues from Ragnarok Online in 2008 and Won 31,114 million in revenues from Ragnarok Online in 2007, representing approximately 73.3% and 77.3% of our total revenues in 2008 and 2007, respectively.

Ragnarok Online has been in the market for nearly seven years and has reached maturity in most of our principal markets. The life cycle of an online game generally lasts from four to seven years and reaches its peak popularity within the first two years of its introduction, after which, usage gradually stabilizes and begins to decrease over time. The number of users of Ragnarok Online worldwide reached its peak in the first quarter of 2005 and has continued to decline since such time. Our failure to maintain, improve, update or enhance Ragnarok Online in a timely manner or successfully introduce it in attractive new markets is likely to lead to a continual decline in

Ragnarok Online’s user base and subscription revenues and royalties. This could lead to a decline in our overall revenues, which would materially and adversely affect our business, financial condition and results of operations.

If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected.

In order to grow our revenues and net income, we must develop, acquire, license, launch, market or operate commercially successful online games in addition to Ragnarok Online that will retain our existing users and attract new users. In addition to Ragnarok Online, we currently offer three other massively multiplayer online role playing games, Requiem, Emil Chronicle Online and R.O.S.E. Online and one casual online game, Pucca Racing. We are currently conducting open beta testing of a massively multiplayer online role playing game sequel to Ragnarok Online, Ragnarok Online II, and are in the process of developing a new massively multiplayer online game, Ice Age Online, with a third-party developer.

None of our other online games to date have proven to be as commercially successful as Ragnarok Online. We stopped offering, in September 2008, two casual online games, Love Forty and TV Boyz, which were offered on STYLIA, our casual online game portal site, which we no longer operate. We also stopped offering a massively multiplayer online role playing game, Time N Tales, in March 2009 as the games did not prove to be popular to users. We also stopped developing two other casual online games, W Baseball and Bodycheck Online, in May 2008 as the results of our open beta testing indicated that the two games would not be popular. In addition, we have experienced significant delays in and cost overruns related to the launch of some of our online games. For example, although we have been conducting open beta testing of Ragnarok Online II since May 2007 and had indicated our plan to release Ragnarok Online II at various times over the past few years, the launch of this game has been significantly delayed on a number of occasions for a variety of reasons, including as a result of technical difficulties and corrective actions taken in response to market feedback during the testing and development phase. While no assurance can be given that we will be able to meet our current anticipated launch date, we currently intend to launch Ragnarok Online II in the first half of 2010. Due to the continued delay in the launch of Ragnarok Online II, certain licensees of Ragnarok Online II have delayed remitting royalty payments otherwise payable for Ragnarok Online. Any continued delay in the launch schedule of Ragnarok Online II could result in financial losses, including termination of certain license agreements, which could damage our reputation and have a material adverse effect on our business, prospects, financial condition and results of operation.

In addition, no assurance can be given that when launched, Ragnarok Online II will gain market acceptance and popularity. The success of Ragnarok Online II will be subject to many factors, including the quality, uniqueness and playability of the game and the launch by our competitors of other games that may gain more market acceptance than Ragnarok Online II. See ITEM 3.D. “ RISK FACTORS — RISKS RELATING TO OUR BUSINESS— As we introduce new games, we face the risk that a significant number of users of our existing games may migrate to our new games without any net gains in the overall user base or overall improvement to our total revenues.”

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

In particular, there is a high degree of uncertainty about the potential impact of the commercial launch of Ragnarok Online II on the user base of Ragnarok Online. While we believe that the game environment and the overall game experience of Ragnarok Online II will be meaningfully different from those of Ragnarok Online, we cannot assure you that the overall user base will grow and that the net migration away from Ragnarok Online will not be significant and detrimental to our total revenues.

We depend on our overseas licensees for a substantial portion of our revenues and rely on them to distribute, market and operate our games, and comply with applicable laws and government regulations.

In markets other than Korea, the United States, Canada, Australia, New Zealand, Russia, CIS countries, France and Belgium, in which we or our subsidiaries directly publish our games, we license our games to overseas operators or distributors for license fees and royalty payments based on a percentage of revenues generated from our games in such markets. Overseas license fees and royalty payments represented 73.7% of our total revenues in 2008 and 72.4% of our total revenue in 2007. In particular, we are heavily dependent on two licensees for a significant portion of our revenues. In 2008, 50.2% of our total revenues was derived from GungHo Online Entertainment, Inc., or GungHo, our licensee in Japan, which became our majority shareholder in April 2008, and 3.5% of our total revenues was from Soft-World International Corporation, our licensee in Taiwan and Hong Kong. Deterioration in our relationships with licensees or material changes in the terms of our licenses with such licensees will likely have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, as we are heavily dependent on certain licensees, deterioration or any adverse developments in the operations, including changes in senior management, of our overseas licensees may materially and adversely affect our business, financial condition and results of operations.

Further, our overseas licensees generally have the exclusive right to distribute our games in their respective markets for a term of two or three years and may also operate or publish other online games developed or offered by our competitors under the license arrangements, while we may not be able to easily terminate the license agreements as the agreements do not specify particular financial or performance criteria that need to be met by our licensees. If our overseas licensees devote greater time and resources to marketing their proprietary games or those of our competitors than ours, we may not be able to terminate our license agreements or enter into a new license agreement with a different licensee. Also a failure to satisfy our obligation to provide technical and other consulting services to the licensees under the license agreement may negatively affect user satisfaction and loyalty and hinder our licensees’ efforts to gain market share, which may lead the licensees to focus their attention on our competitors’ games or request modifications to our licensing agreements, and which may, in certain circumstances, result in our licensees terminating their relationship with us.

Our overseas licensees are responsible for remitting royalty payments to us based on a percentage of sales from our games after deducting certain expenses. Some licensees may be allowed to deduct certain expenses before calculating royalty payments depending on the terms of the applicable contract. Failure by our licensees to maintain a stable and efficient billing, recording, distribution and payment collection network in these markets may result in inaccurate recording of sales or insufficient collection of payments from these markets and may materially and adversely affect our financial condition and results of operations. In addition, although we have, pursuant to our license agreements, audit rights to the database of our licensees to ensure that proper payment amounts are being recorded and remitted, such activities can be disruptive and time consuming and as a result we have not, to date, exercised such rights. Certain of our licensees in the past have failed to accurately report amounts due to us and have diverted certain payables to one of our former chairmen, in contravention of our license agreements. Although we have taken a number of steps to improve our internal controls and compliance procedures to prevent inaccurate reporting and illicit diversion of payments, we cannot ensure that such incidents will not occur again. Any future occurrence of such incidents may materially and adversely affect our business, financial condition and results of operations.

Furthermore, our overseas licensees are responsible for complying with local laws, including obtaining and maintaining the requisite government licenses and permits. Failure by our overseas licensees to do so may have a material adverse effect on our business, financial condition and results of operations.

GungHo, the publisher of our games in Japan, our largest market in terms of revenues, is our majority shareholder, which gives them control of our board of directors.

Since April 1, 2008, GungHo has been our largest shareholder and beneficially owns, as of the date hereof, 59.3% of our common shares. As a result, GungHo is able to exert significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, including acquisitions, divestitures, strategic relationships and other matters, and may also exert significant control over decisions related to the listing of our American depositary shares on the NASDAQ Global market. In addition, as GungHo is also an online game developer, there may be conflicts of interest. For instance, GungHo may utilize our time and resources towards efforts which benefits itself and its shareholders to the detriment of our other shareholders. GungHo may also compete directly or indirectly against us for users and customers or increased market share for its games. Furthermore, four of our registered Directors, Mr. Toshiro Ohno, Mr. Kazuki Morishita, Mr. Yoshinori Kitamura and Mr. Kazuya Sakai currently serve as Executive Officer and Executive General Manager, President and Chief Executive Officer, Director and Executive General Manager, Director and Chief Financial Officer, respectively, of GungHo, and there may be conflicts of interest in the decisions made by our Board of Directors and senior management. See ITEM 7.B. “RELATED PARTY TRANSACTIONS — Relationship with GungHo.”

We operate in a highly competitive industry and compete against many large companies.

Increased competition in the online game industry in our markets from existing and potential competition could make it difficult for us to retain existing users and attract new users, and could reduce the number of hours users spend playing our current or future games or cause us and our licensees to reduce the fees charged to play our current or future games. In some of the countries in which our games are distributed, such as Korea, Japan and Taiwan, growth of the market for online games has continued to slow while competition remains strong. If we are unable to compete effectively in our principal markets, our business, financial condition and results of operations could be materially and adversely affected. Many companies worldwide are dedicated to developing and/or operating online games and compete across various markets and regions. We expect more companies to enter the online game industry and a wider range of online games to be introduced in our current and future markets. Our competitors in the massively multiplayer online role playing game industry vary in size from small companies to very large companies with dominant market share such as NCsoft of Korea and Shanda of China. We also compete with online casual game and game portal companies such as NHN, Nexon, CJ Internet and Neowiz Games, all from Korea. In addition, we may face stronger competition from companies that produce package games, such as Activision Blizzard, Electronic Arts, Nintendo and Sony Computer Entertainment, some of which have already successfully entered the online gaming market and many of which have announced their intention to expand their game services and offerings over the Internet. For example, World of Warcraft, Activision Blizzard’s online game, was released in 2004 and has been one of the most popular games in the world. Electronic Arts co-developed with Neowiz Games and launched FIFA Online 2, a sports online game based on its best-selling package sports game franchise FIFA series in Korea in 2006 and beta testing is conducted in China and South East Asian countries. Many of our competitors have significantly greater financial, marketing and game development resources than we have. As a result, we may not be able to devote adequate resources to develop, acquire or license new games, undertake extensive marketing campaigns, adopt aggressive pricing policies or adequately compensate our game developers or third-party game developers to the same degree as many of our competitors.

As the online game industry in many of our markets is rapidly evolving, our current or future competitors may more effectively adapt to the changing competitive landscape and market conditions and compete more successfully than us. In particular, online game products are becoming more similar to each other, thus becoming commoditized and undifferentiated. In this environment, larger companies with relative economies of scale have a clear advantage over smaller companies like ours, as they are able to develop games in a more cost efficient manner, diversify their risks with a broader category of games and genres and increase their chances of having widely popular games. In addition, any of our competitors may offer products and services that have significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than ours. In addition, any of our current or future competitors may be acquired by, receive investments from or enter into strategic relationships with larger, more well established and better-financed companies and therefore may be able to obtain significantly greater financial, marketing and game licensing and development resources than we can. See ITEM 4.B. “BUSINESS OVERVIEW — COMPETITION.”

Our investments in joint ventures or partnerships related to development of new online games may not be successful.

Since 2004 we have made investments in joint ventures and entered into partnership arrangements with third-parties to invest in online game. In many cases, as we do not have significant investment or other control over such entities, the success of such joint ventures and partnership arrangements is heavily dependent on third parties and their investment decisions. In 2005, we entered into a limited liability partnership agreement to invest an aggregate amount of ¥1,000 million in “Online Game Revolution Fund No. 1,” a limited liability partnership which purpose was to invest in online games. In 2005, 2006 and 2008, we made contributions of ¥100 million, ¥150 million and ¥642 million, respectively, to the partnership. While as of December 31, 2008, we have a 16.39% interest in the partnership as a limited partner, we cannot significantly influence the partnership’s operation and financial or investment policies. We account for our partnership interest under equity method of accounting. We recorded our partnership interest as an equity loss equal to ~~W~~978 million, ~~W~~1,026 million and ~~W~~5,119 million in 2006, 2007 and 2008, respectively. We also invested $9 million in May 2006 for the purchase of Series D preferred shares of Perpetual Entertainment, Inc., a game development company, which subsequently went into liquidation proceeding in October 2007 due to its poor financial condition. We determined that our investment in Perpetual Entertainment, Inc. will not be recoverable and recognized the total investment amount as impairment losses on investments in 2007.

If our partners or our investments in such joint ventures and partnerships are unable to manage their investments and develop promising online games, such joint ventures and partnerships will be unable to attain their investment objectives, which may materially and adversely affect the value of our investments and commitments and will likely have a material adverse affect on our business, financial condition and results of operation.

We have experienced frequent turnover among our senior management team and key employees. Some of our senior managers and key employees have limited experience in our industry, which could materially and negatively affect our business prospects.

Some members of senior management and other key employees have worked with us and in our industry for a relatively short period of time. Their unfamiliarity with many aspects of the business operations may adversely affect our business, prospects, financial condition and results of operation. Despite our efforts to stabilize the composition of our senior management, we cannot provide any assurance that we will be successful. Our business prospects must be considered in light of the risks and difficulties we have encountered in the recruiting and retaining qualified senior management. Our inability to successfully address these risks and difficulties could materially harm our business prospects, financial condition and results of operations.

If we fail to hire and retain skilled and experienced game developers or other key personnel to design and develop new online games and additional game features, we may be unable to achieve our business objectives.

In order to meet our business objectives and maintain our competitiveness, we need to attract and retain qualified employees, including skilled and experienced online game developers. We compete to attract and retain key personnel with other companies in the online game industry as well as in the broader entertainment, media and Internet industries, many of which offer superior compensation arrangements and career opportunities. In addition, our ability to train and integrate new employees into our operations may not meet the changing demands of our business. We cannot assure you that we will be able to attract and retain qualified game developers or other key personnel, and successfully train and integrate them to achieve our business objectives, which could materially harm our business prospects. For example, during the development of Ragnarok Online II, we lost some online game developers and hired new online game developers, which negatively affected our ability to launch Ragnarok Online II in a timely fashion.

Undetected programming errors or flaws in our games could harm our reputation or decrease market acceptance of our games, which would materially and adversely affect our business prospects, reputation, financial condition and results of operations.

Our current and future games may contain programming errors or flaws, which may become apparent only after their release. In addition, our online games are developed using programs and engines developed by and licensed from third party vendors, which may include programming errors or flaws over which we have little or no control. If our users have negative experiences with our games related to or caused by undetected programming errors or flaws, they may be less inclined to continue subscriptions for our games or recommend our games to other potential users.

While we have not experienced any material disruptions to our business from such errors or flaws in our games or in the programs and engines that we use to develop our games, these risks are inherent to our industry and, if realized, could severely harm our reputation, cause our users to cease playing our games, divert our resources or delay market acceptance of our games, any of which could materially and adversely affect our business, financial condition and results of operations.

Unexpected network interruptions, security breaches or computer virus attacks could harm our business and reputation.

Failure to maintain satisfactory performance, reliability, security and availability of our network infrastructure, whether maintained by us or by our licensees, may cause significant harm to our reputation and negatively impact our ability to attract and maintain users. Major risks relating to our network infrastructure include:

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

Electronic embezzlement could lessen the popularity of our online games and adversely affect our reputation and our results of operations.

Despite security measures, some of our employees or licensees’ employees with high-level security access to our network, or other employees who hack into or otherwise gain unauthorized access to certain sectors of our network, may succeed in breaching internal security systems and engage in electronic embezzlement by creating or diverting game money used in our online games and engaging in a public or private sale of the game money for their personal financial benefit. For example, from October 2005 to March 2006, a Ragnarok Online game master at GungHo hacked into his superior’s account which enabled the game master to create game money. The game master sold game money for cash in an aggregate of JPY 58 million, which caused price inflation in the game and disrupted the balance of game play among the different players in Japan. GungHo dismissed the game master and implemented disciplinary action for high level executives. Although we have internal security procedures in place designed to prevent electronic embezzlement, we cannot assure you that we or our overseas licensees will be successful in preventing all electronic embezzlement. We have taken a number of procedures to prevent electronic embezzlement, including installing security programs specialized to prevent counterfeiting and modification of program files, but cannot assure you such procedures will be sufficient to prevent new methods to engage in electronic embezzlement. Incidents of electronic embezzlement may negatively impact the reputation of our games, which may materially and adversely affect our business, financial condition and results of operations.

Cheating by users of online games could lessen the popularity of our online games and adversely affect our reputation and our results of operations.

In the past, we have experienced numerous incidents where users were able to modify the published rules of our online games. Although these users did not gain unauthorized access to our systems, they were able to modify the rules of our online games during game play in a manner that allowed them to cheat and disadvantage our other online game users, for example, by utilizing auto-run programs that enabled the games to be continuously and automatically played without user participation, which allowed the users to accrue in-game points quickly, causing many other players to stop using the game and shortening the game’s lifecycle. Such unauthorized manipulation of our games may negatively impact the image and users’ perception of our games and damage our reputation. Although we have taken a number of steps to deter our users from cheating when playing our online games, including spot checks, monitoring of game play by game masters to check for suspicious activity, we cannot assure you that we or our licensees will be successful or timely in taking the corrective steps necessary to prevent users from modifying the terms of our online games.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

Our intellectual property such as copyrights, service marks, trademarks and trade secrets are critical to our business. Unauthorized use of the intellectual property used in our business, whether owned by us or licensed to us, may materially and adversely affect our business and reputation. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite certain precautions taken by us, it may be possible for third parties to obtain and use our intellectual property without authorization.

Since the commercialization of Ragnarok Online in August 2002, we have discovered that the server-end software of Ragnarok Online has been consistently and unlawfully released in most of the countries and markets in which Ragnarok Online is offered. This enables unauthorized parties to set up local server networks to operate Ragnarok Online, which may result in the diversion of a significant number of paying users. We designate certain employees to be responsible for detecting such illegal servers. In Korea, we report offenders to the relevant enforcement authority for possible prosecution relating to crimes on the Internet. In markets outside of Korea, we cooperate with and rely on our licensees to seek enforcement actions against operators of illegal servers. We may incur considerable costs in the future in order to remedy software piracy of our sever software and to enforce our rights against the operators of unauthorized server networks.

The validity, enforceability, enforcement mechanisms and scope of protection of intellectual property in Internet-related industries are uncertain and evolving. In particular, the laws and enforcement regimes of Korea, Japan, Taiwan, Thailand, China and certain other countries in which our games are distributed are uncertain or may not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Such litigation could result in substantial costs and diversion of our resources, disruption of our business, and have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be subject to claims with respect to the infringement of intellectual property rights of others, which could result in substantial costs and diversion of our financial and management resources.

We cannot be certain that our online games do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may be required to pay penalties, fines and pay for unauthorized use of such intellectual property and we may need to incur additional license fees or be forced to develop alternative technology or obtain other licenses. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. In addition, certain of our employees were recruited from other online game developers, including current and potential competitors. To the extent these employees have been and are involved in the development of our games that are similar to the games they helped develop at their former employers, we may become subject to claims that we or such employees have improperly used or disclosed trade secrets or other proprietary information. Although we are not aware of any pending or threatened claims of this type, if any such claims were to arise in the future, litigation or other dispute resolution procedures might be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources.

Successful infringement or licensing claims against us may result in substantial monetary damages, which may materially disrupt the conduct of our business and have a material adverse effect on our reputation, business, financial condition and results of operations.

We may not be able to successfully implement our growth and profit improvement strategies.

We are pursuing a number of growth and profit improvement strategies, including the following:

•	distributing games developed in-house;

•	publishing games acquired from or developed by third parties through licensing arrangements;

•	offering our games in countries where we currently have little or no presence;

•	optimizing our marketing and research and development expenditures;

•	cross-selling our popular online games through other lines of businesses, such as mobile games, animation and character merchandising; and

•	pursuing joint ventures with game development companies.

We cannot assure you that we will be successful in implementing any of these strategies. Certain of our strategies relate to new services or products, such as game business related to internet protocol television, for which there are no established markets, or in which we lack experience and expertise. If we are unable to successfully implement our growth and profit improvement strategies, our revenues, profitability and competitiveness may be materially and adversely affected.

We have limited business insurance coverage and any business interruption could have a material adverse effect on our business.

While we carry insurance coverage against certain risks, such as fire, flood and earthquake, in respect of our principal assets, including offices and equipment, as well as directors’ and officers’ liability insurance, we do not separately maintain casualty and liability insurance against litigation, risks or disruptions related to our business. The occurrence of any natural disaster, fire, power loss, telecommunications failure, break-ins, sabotage, computer viruses, intentional acts of Internet vandalism, human error or other similar events may damage our facilities or network servers and disrupt the operation of our business. As we do not carry sufficient natural disaster or business interruption insurance to compensate us for all types or amounts of loss that could arise, any damage or disruption from such events might result in our incurring substantial costs and the diversion of our resources, and have a material adverse effect on our business, financial condition and results of operation. See ITEM 4.B. “BUSINESS OVERVIEW — INSURANCE.”

Slow growth or contractions in the Internet café industry in Korea may affect our ability to target a core group of users.

According to the 2008 report issued by the Korean Game Industry Agency, the growth in the number of Internet cafés in Korea started to stabilize from 2000. According to the report, the number of Internet cafés slightly decreased for a short period of time due to certain legal developments such as the Enforcement Decree of the Building Act, which placed limitation on the space for Internet cafés, the School Health Act, which prohibited the entry of certain facilities into the school environment clean-up zone and from the “Mandatory Registration of Businesses Supplying Games” which was enforced by the government to regulate “speculative” gambling places. While we believe that there was no significant change in the number of Internet cafés in active operation in 2008 compared with the previous several years, as the Korean government enforces its regulations to tighten control over businesses that provide Internet and computer game facilities, the number of Internet cafés is expected to gradually decrease in the long term. Internet cafés have traditionally been the largest consumer and served as a medium of the game industry in Korea and any future reduction in the number of Internet cafés may shrink the size of the overall game market in Korea and adversely affect our ability to target a core group of potential users who prefer playing online games, in particular, massively multiplayer online role playing games, at Internet cafés.

The high cost to access the Internet in certain markets may impede our entry into such markets.

Our growth potential in many of the markets in which our games are currently distributed or which we intend to enter, such as Southeast Asia and CIS countries, may be limited as the penetration rates for personal computers in such markets are relatively low and the cost of Internet access relative to the per capita income is higher when compared to some of our principal markets such as Korea and Japan. If we are unable to successfully enter and develop new markets for our games, our growth and profit improvement strategies, our revenues, profitability and competitiveness may be materially and adversely affected.

Occurrence of widespread public health problems could adversely affect our business and results of operations.

During 2003, some online game operators in China experienced declining growth of their online game revenues which they believe resulted from the closure of Internet cafés in Beijing and elsewhere to prevent the spread of SARS, or severe acute respiratory syndrome. In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in Mexico and quickly spread to other parts of the world. A renewed outbreak of SARS or another widespread public health problem, such as swine flu or avian influenza, in China or in other countries may prevent our customers from accessing Internet cafés and may adversely affect our business and operating results.

A worldwide health crisis from any known or unknown causes and the response and the reaction from the health authorities of each country may impact our operations in a number of ways, including, among other things:

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

Generally, the Investment Company Act of 1940, or the 1940 Act, provides that a company is not an investment company and is not required to register under the 1940 Act as an investment company if:

•	the company is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting or trading in securities; and

•	40% or less of the value of the company’s assets (exclusive of cash items and U.S. government securities) is represented by “investment securities” as defined by the 1940 Act.

We believe that we are engaged primarily and directly in the businesses of providing online game services, and that less than 40% of the fair market value of our assets (exclusive of our cash items) is represented by investment securities. Consequently, we believe that we are not an investment company as that term is defined under the 1940 Act. For this purpose, we treat a bank deposit that may be withdrawn earlier than on its maturity date upon demand without penalty against the principal amount of the deposit as cash items rather than securities. In the future we may be required to take actions to avoid the requirement to register as an investment company, such as shifting a significant portion of our short-term investment portfolio into low-yielding bank deposits or other short-term securities which are not considered to be securities due to their liquidity and certain other characteristics. These types of investments may reduce the amount of interest on other income that we could otherwise generate from our investment activities. In addition, we may need to acquire additional income or loss generating assets that we might not otherwise have acquired or forego opportunities to acquire minority interests in companies that could be important to our strategy.

The 1940 Act also contains regulations with respect to investment companies, including restrictions on their capital structure, operations, transactions with affiliates and other matters which would be incompatible with our operations. If we were to be deemed an investment company in the future, we would effectively be precluded from making public offerings in the United States. In addition to disciplinary actions, such as SEC enforcement actions seeking monetary damages, we could also be subject to administrative or legal proceedings and any contracts to which we are a party that violate the 1940 Act or the rules thereunder might be rendered unenforceable or subject to rescission.

Our status as a passive foreign investment company in 2008 and potentially other years could result in adverse U.S. tax consequences for you.

In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments and other passive assets after our initial public offering, we may have been since our initial public offering a passive foreign investment company for U.S. federal income tax purposes. In particular, due to the deterioration of the trading price of our ADSs, we believe that we were a PFIC in 2008 and there is a significant risk that we will continue to be a passive foreign investment company in 2009. If we are a passive foreign investment company for any taxable year during which you hold our ADSs or common shares, you could be subject to adverse U.S. federal income tax consequences. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding our ADSs or common shares if we are considered a passive foreign investment company in any taxable year. See ITEM 10.E. “TAXATION — U.S. FEDERAL INCOME TAX CONSIDERATIONS — Passive foreign investment companies.”

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

In connection with the audit of our financial statements prepared under U.S. GAAP for the year ended December 31, 2008, we have identified a material weakness (as defined under both the U.S. Securities and Exchange Commission, or SEC, Management’s Report on Internal Control Over Financial Reporting, and Standards of the Public Company Accounting Oversight Board (United States)) in our system of internal control over financial reporting. In addition, our management assessed the effectiveness of our internal controls over financial reporting and disclosure controls and procedures as of December 31, 2008 pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and related SEC rules, respectively and concluded that our internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2008. Management has identified the following material weakness in our internal control over financial reporting as of December 31, 2008:

•	Lack of controls over equity method investment. We did not design or maintain effective internal control over the accuracy of the accounting for the equity method investment. Specifically, we did not maintain effective control for the proper identification of and accounting for GAAP differences between local GAAP and U.S. GAAP related to our equity method investment.

This material weakness resulted in a material audit adjustment to the equity method investment and related income/loss accounts. Additionally this material weakness could result in misstatements of any of our financial statements and other material weaknesses that are not prevented or detected, which could result in a material misstatement of our annual consolidated financial statements. After considering this material weakness, among other matters, our Chief Executive Officer and Chief Financial Officer have also concluded, most recently as of December 31, 2008, that our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

Furthermore, we are subject to the Sarbanes-Oxley Act, which requires us to, among other things, maintain an effective system of internal controls over financial reporting, and requires our management to provide a certification on the effectiveness of our internal controls on an annual basis. Additionally, our independent registered public accounting firm must provide an audit opinion on the effectiveness of our internal control over financial reporting.

If we fail to create an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results in a timely manner or prevent errors or fraud, and investor confidence and the market price of our ADSs may be adversely affected. See ITEM 15. “CONTROLS AND PROCEDURES” for additional discussion concerning our material weakness.

Rapid technological developments and changes in market environment may limit our ability to recover game development, acquisition or licensing costs and adversely affect our financial condition and results of operations due to impairment loss.

The online game industry is subject to rapid technological developments and changes in market environment, which could render our online games under development and commercialized games obsolete or unattractive to users. Any resulting failure to recover capitalized development, acquisition or licensing costs and the recognition of impairment loss for such costs may materially and adversely affect our financial condition and results of operations.

RISKS RELATING TO OUR REGULATORY ENVIRONMENT

Our online operations and businesses are subject to regulation in certain of the countries in which our games are distributed, such as Korea, China, Taiwan, Japan and Thailand, the changes of which are difficult to predict, and the uncertainties in interpretation and enforcement of rules in such counties may limit the protections available to us.

The regulatory and legal regimes in many of the countries in which our games are distributed have yet to establish a sophisticated set of laws, rules or regulations designed to regulate the online game industry. However, in many of our principal markets, such as Korea, China, Taiwan and Thailand, legislators and regulators have implemented or indicated their intention to implement laws and regulations with respect to issues such as user privacy, defamation, pricing, advertising, taxation, promotions, financial market regulation, consumer protection, content regulation, quality of products and services, and intellectual property ownership and infringement that may directly or indirectly impact our activities. The impact of such laws and regulations on our business and results of operations is difficult to predict as many such laws and regulations are constantly changing. However, as we might unintentionally violate such laws or such laws may be modified and new laws may be enacted in the future, any such developments, or developments stemming from enactment or modification of other laws, could increase the costs of regulatory compliance, force changes in business practices or otherwise have a material adverse effect on our business, financial condition and results of operations. Further, if the cost of regulatory compliance increases for our licensees as a result of regulatory changes, our licensees may seek to reduce royalties and license fees payable to us, which may materially and adversely affect our business, results of operations and financial condition.

Korea

A draft amendment to the National Health Promotion Act was submitted to the National Assembly in February 2009. The draft amendment, among others, propose to designate certain public facilities including Internet cafés as non-smoking areas. If the draft amendment is adopted in the extra session of the National Assembly, it will cause significant changes in the operation of Internet cafés, which currently operate both smoking sections and non-smoking sections. The number of Internet cafés in Korea is already gradually decreasing and the enactment of the proposed amendment may have a further effect in reducing the number of Internet cafés operated by small business owners and have a materially adversely affect on our business, financial condition and results of operation. See ITEM 3.D. “RISK FACTORS — RISKS RELATING TO OUR BUSINESS — Slow growth or contractions in the Internet café industry in Korea may affect our ability to target a core group of potential users.” See also ITEM 4.B. “BUSINESS OVERVIEW — LAWS AND REGULATIONS — Korea” for detailed discussion regarding Korean laws that affect our operations.

China

The Chinese government, through various regulatory authorities, heavily regulates the Internet sector, which includes the online game industry. In addition, there are uncertainties in the interpretation and application of existing Chinese laws, regulations and policies regarding the activities of Internet companies and businesses in China. Any violations of current and future laws and regulations could materially and adversely affect our and our Chinese licensee’s business, financial condition and results of operations. See ITEM 4.B. “BUSINESS OVERVIEW — LAWS AND REGULATIONS — China” for detailed discussion regarding Chinese laws that affect our operations.

Taiwan

In Taiwan, the game industry and online game companies are subject to various laws and regulations on different aspects, including, among others, consumer protection, rating system for protection of children and juveniles, Internet cafés, intellectual property and privacy protection.

Currently there is no national laws specifically regulating the operation of Internet cafés in Taiwan. However, several municipalities and counties of Taiwan, such as Taipei City, Taipei County, Taoyuan County, Tainan City and Nantou County, have promulgated ordinances imposing restrictions on Internet cafés. In order to have Internet cafés regulated under a national legislation rather than by different municipalities and counties ordinances, the ROC

MOEA as well as some legislators propose to regulate all Internet cafés located in Taiwan under a national legislation to be enacted. It is unclear, however, whether or when the above proposals will be passed by the Legislative Yuan and what restrictions will be imposed on Internet cafés. If the future laws and regulations have an impact on the Internet cafés, the growth of the Internet cafés industry in Taiwan may be affected and adversely affect our business, financial condition and result of operations. See ITEM 4.B. “BUSINESS OVERVIEW — LAWS AND REGULATIONS — Taiwan” for detailed discussion regarding Taiwanese laws that affect our operations.

Japan

See ITEM 4.B. “BUSINESS OVERVIEW — LAWS AND REGULATIONS— Japan” for detailed discussion regarding Japanese laws that affect our operations.

Thailand

Although there is no specific law or regulation that directly governs the online game industry in Thailand, new legislation was passed in June 2008 to impose certain restrictions to control operators of game shops (i.e., places where people can play games, including Internet cafés that provide game services) and limit access to game shops by users under 18 years of age. These restrictions include limitations on the business days and hours, location and building structure of game shops as well as the daily playing time of games and curfew hours for users under 18 years of age to enter game shops and Internet cafés. These restrictions, however, will be prescribed in further detail in ministerial regulations of the Ministry of Culture. Pending the prescription of the ministerial regulations by the Ministry of Culture, similar restrictions under the rules of the Ministry of Interior and provincial authorities are still in force. See ITEM 4.B. “BUSINESS OVERVIEW — LAWS AND REGULATIONS — Thailand” for detailed discussion regarding Thai laws that affect our operations.

United States

See ITEM 4.B. “BUSINESS OVERVIEW — LAWS AND REGULATIONS — United States” for detailed discussion regarding U.S. laws that affect our operations.

Our online games may be subject to governmental restrictions or ratings systems, which could delay or prohibit the release of new games or reduce the existing and potential scope of our user base.

Legislation is periodically introduced in many of the countries in which our games are distributed to establish a system for protecting consumers from the influence of graphic violence and sexually explicit materials contained in various types of games. For instance, Korean law requires online game companies to obtain ratings classifications and implement procedures to restrict access of online games to certain age groups. Similar mandatory ratings systems and other regulations affecting the content and distribution of our games have been adopted or are under review in Taiwan, China, the United States and other markets for our online games. For instance, in May 2009, the Ministry of Industry and Information Technology of the PRC promulgated a regulation requiring that effective as of July 1, 2009, all computers sold in China shall be preinstalled with the latest available version of Green Dam-Youth Escort, a software aimed at filtering out unhealthy content in text and graphics from the Internet, which, according to the official Website of the software, may be used to control the time on Internet, prohibit access to computer games and filter out unhealthy Websites. In the future, we may be required to modify our game content or features or alter our marketing strategies to comply with new governmental regulations or ratings assigned to our current or future games, which could delay or prohibit the release of new games or upgrades and reduce the existing and potential scope of our user base. Moreover, uncertainties regarding governmental restrictions or ratings systems applicable to our business could give rise to market confusion, thereby materially and adversely affecting our business, financial condition and results of operations.

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

The tax rates on royalties pursuant to tax treaties that Korea entered into have not changed recently other than with regards to the limited tax rates in Thailand. While this tax rate change is not adverse for us, any adverse changes in tax treaties between Korea and the countries from which we receive license fees and royalties, such as with the rate of withholding tax in the countries in which our games are distributed or in Korean tax law enabling us to recognize tax credits for taxes withheld overseas, could adversely affect our net income.

RISKS RELATING TO OUR MARKET ENVIRONMENT

Our businesses may be adversely affected by developments affecting the economies of the countries in which our games are distributed.

Our future performance will depend in large part on the economic growth of our principal markets. Our top geographic markets in terms of revenues were Japan, Korea, the United States and Canada, Taiwan and Hong Kong, and Russia, representing 50.8%, 26.3%, 6.8%, 4.3% and 2.0%, respectively, of our total revenues in 2008. Accordingly, our business, prospects, financial condition and results of operations are subject to the economic, political, legal and regulatory conditions and developments in these countries. Adverse developments in such markets may have an adverse effect on the number of our subscribers and our results of operations, which could have a material adverse effect on our business.

Deterioration in global economic conditions since the second half of 2007, as well as the recent global downturn, have weakened the economies of the countries in which our games are distributed. Many countries for the foreseeable future may continue to experience economic slowdowns and recessionary pressures, including difficulty in securing credit in the global financial markets and decreased consumer confidence and discretionary spending. While the recent global economic developments did not yet have a material adverse effect on us, continuing deterioration or delayed recovery in global economic conditions could materially and adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could result in foreign currency exchange losses.

In most of the countries in which our games are distributed, the revenues generated by our licensees are denominated in local currencies, which include the U.S. dollar, Japanese Yen, Euro, NT dollar, the Thai Baht and Chinese Yuan. In 2008, approximately 73.7% of our revenues were denominated in foreign currencies, primarily in the U.S. dollar and Japanese Yen. As the revenues denominated in local currencies, other than the U.S. dollar, Japanese Yen and Euro, are converted into the U.S. dollar for remittance of monthly royalty payments to us, any depreciation of the local currencies against the U.S. dollar will result in reduced license fees and monthly royalty payments in U.S. dollar terms and may materially and adversely affect our financial condition and results of operations.

While we receive monthly royalty revenues from our overseas licensees in foreign currencies, substantially all of our costs are denominated in Won. Our financial statements are also prepared and presented in Won. We receive monthly royalty payments from our overseas licensees based on a percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. While, in 2008, we enjoyed increased royalty revenues due to the weakening of the Korean Won against the Japanese Yen by approximately 36% from 2007 to 2008, appreciation of the Won against the Japanese Yen or other foreign currencies will result in foreign currency losses that may materially and adversely affect our financial condition and results of operations. See ITEM 5.A. “OPERATING RESULTS — OVERVIEW — Foreign currency effects.”

As of December 31, 2008, we have not entered into any outstanding foreign currency forward exchange contract. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost-effective manner, or at all.

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

In April 2008, North Korea and the United States agreed to draft two separate declarations, a public one that would address the plutonium-based program, and another classified one that would include the issues of uranium-enrichment program and proliferation. After breakdowns in negotiations, in September 2008, North Korea announced it was preparing to restore and restart its nuclear facility in Yongbyon. In October 2008, the United States agreed to remove North Korea from its list of countries that sponsor terrorism after North Korea agreed to again allow international inspectors access to declared nuclear sites in North Korea and to resume disabling its nuclear facility in Yongbyon. More recently, in January 2009, North Korea nullified all political and military agreements with South Korea. In March 2009, in response to two-week long joint military exercises between the

United States and South Korea, North Korea placed its military in combat ready mode and stated that it would not guarantee the safety of civilian aircraft that approached its airspace during the duration of the joint military exercises. In April 2009, North Korea launched a long-range rocket over the Pacific Ocean and in May 2009, it announced that it had conducted a second nuclear test and tested short-range missiles. United Nations Security Council unanimously passed a resolution in June 2009 that condemned North Korea for its actions and decided to tighten sanctions against North Korea.

We cannot assure you that recent events will not lead to an escalation of tension with North Korea. Any further increase in geopolitical tensions, resulting from testing of long-range nuclear missiles, continuing nuclear programs by North Korea, transition of power in leadership in North Korea, a break-down in existing contacts or an outbreak in military hostilities could adversely affect our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our ADSs.

Disruptions in Taiwan’s political environment could seriously harm our business and operations in Taiwan.

In 2008 and 2007, we derived 4.3% and 5.9%, respectively, of our total revenues from our licensee in Taiwan and Hong Kong. The Chinese government asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the government of Taiwan. The Chinese government has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or a foreign power interferes in Taiwan’s internal affairs. In response, the Taiwanese government promulgated the Referendum Law on December 31, 2003, last amended on May 27, 2009, allowing referenda on a range of issues to be proposed and voted upon. The law allows a referendum on key constitutional issues in the event that Taiwan faces military attack from a foreign power and its sovereignty is threatened.

In March 2008, a new president in Taiwan was elected, President Ma Ying-jeou, who has supported the cultivation of better relations with mainland China. For instance, from July 2008, Taiwan has lifted the ban on Chinese person’s visiting in Taiwan with certain limitations. In December 2008, Taiwan re-established regular direct transportation links with mainland China that had been shut since 1949, including regularly scheduled commercial flights and shipping and mail. Further, Taiwanese government is considering partially unwinding the restrictions on the investment in Taiwan by Chinese companies and person and several new regulations in connection therewith have been passed or drafted. Although recent trends may be beneficial to Taiwan’s economy, the history between Taiwan and mainland China has been marked with uncertainties. Deteriorations in the relationship between Taiwan and China and other factors affecting Taiwan’s political environment may materially and adversely affect our Taiwanese licensee’s business and our results of operations.

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

Under the terms of the deposit agreement, no consent is required if the common shares are obtained through a dividend, free distribution, rights offering or reclassification of such shares. Under the terms of the deposit agreement, we have consented to any deposit to the extent that, after the deposit, the aggregate number of deposited common shares does not exceed 3,552,229 common shares or any greater number of common shares we determine from time to time (i.e., as a result of a subsequent offering, stock dividend or rights offer), unless the deposit is prohibited by applicable laws or violates our articles of incorporation; provided, however, that in the case of any subsequent offer by us or our affiliates, the limit on the number of common shares on deposit shall not apply to such offer and the number of common shares issued, delivered or sold pursuant to the offer (including common shares in the form of ADSs) shall be eligible for deposit under the deposit agreement, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation or, in the case of any subsequent offer by us or our affiliates, we determine with the depositary to limit the number of common shares so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity of the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional common shares. As a result, if a holder surrenders ADSs and withdraws common shares, the holder may not be able to subsequently deposit the common shares to obtain ADSs.

You may not be able to exercise preemptive rights or participate in rights offerings and as a result, you may experience dilution in your ownership percentage in us.

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

Such exceptions include offering of new shares:

•	through a general public offering;

•	to the members of the employee stock ownership association;

•	upon exercise of a stock option;

•	in the form of depositary receipts;

•	to induce foreign direct investment necessary for business in accordance with the Foreign Investment Promotion Act of Korea;

•	for the purpose of raising funds on an emergency basis;

•	to certain companies under an alliance arrangement with us; or

•	by a public offering or to cause underwriters to underwrite new shares for the purpose of listing them on any stock exchange.

Accordingly, if we issue new shares to non-shareholders based on such exceptions, existing holders of ADSs will be diluted. If none of the above exemptions is available under Korean law, we may be required to grant subscription rights when issuing additional common shares. However, under U.S. law, we would not be able to make those rights available in the United States unless we register the securities to which the rights relate or an exemption from the registration requirements of the Securities Act is available. Under the deposit agreement governing the ADSs, if we offer rights to subscribe for additional common shares, the depositary under the deposit agreement, after consultation with us, may make such rights available to you or dispose of such rights on behalf of you and make the net proceeds available to you or, if the depositary is unable to take such actions, it may allow the rights to lapse with no consideration to be received by you. The depositary is generally not required to make available any rights under any circumstances. We are under no obligation to file a registration statement under the Securities Act to enable you to exercise preemptive rights in respect of the common shares underlying the ADSs, and we cannot assure you that any registration statement would be filed or that an exemption from the registration requirement under the Securities Act would be available. Accordingly, you may not be entitled to exercise preemptive rights and may thereby suffer dilution of your interests in the Company.

You will not be treated as our shareholder and you will not have shareholder rights such as the voting rights applicable to a holder of common shares.

As an ADS holder, we are not obligated to and we will not treat you as one of our shareholders and therefore, you will not have the rights of a shareholder. Korean law and our articles of incorporation govern the rights applicable to our shareholder. The depositary will be treated as the shareholder of the common shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights, which is governed by deposit agreement among us, the depositary and you, as an ADS holder. Upon receipt of the necessary voting materials, you may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you only when we deliver them to the depositary with sufficient time under the terms of the deposit agreement. If there is a delay or loss of the proxy materials, we cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders’ meeting to ensure that you may instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.

You would not be able to exercise dissent and appraisal rights unless you have withdrawn the underlying common shares from the depositary facility and become a holder of our common stock.

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

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary, for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If you do not agree with an amendment to the deposit agreement or the ADRs, your option is limited to selling the ADSs or withdrawing the underlying securities. No assurance can be given that the sale of ADSs would be made at a price satisfactory to you in such circumstances. In addition, the common shares underlying the ADSs are not listed on any stock exchange in Korea. Your ability to sell the underlying common shares following withdrawal and the liquidity of the common shares may be limited.

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

We are organized under the laws of Korea, and most of our directors and officers reside outside of the United States. While we have a wholly-owned subsidiary in the United States, most of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us court judgments obtained in the United States that are predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States.

The transfer, sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

GungHo beneficially owns 59.3% of our common shares. Ramius LLC beneficially owns approximately 9.6%, and Moon Capital Master Fund Ltd. and Moon Capital Leveraged Master Fund Ltd. beneficially own, collectively, 8.5% of our common shares. If any of our major shareholders, including GungHo, Ramius LLC, Moon Capital

Master Fund Ltd. and Moon Capital Leveraged Master Fund Ltd., decides to sell or transfer substantial amounts of our common shares into the form of ADSs in the public market or if there is a perception of their intent to sell, the market price of our ADSs could be materially and adversely affected and could materially impair our future ability to raise capital through offerings of our ADSs.

ITEM 4.	INFORMATION ON THE COMPANY

ITEM 4.A.	History and Development of the Company

We were incorporated as a company with limited liability under Korean law on April 4, 2000 under the legal name of Gravity Co., Ltd. Following our initial public offering of 8,000,000 ADSs, each representing one-fourth of one share of our common stock, par value Won 500 per share on February 8, 2005, our ADSs were listed on the NASDAQ Stock Market’s the NASDAQ Global Market under the symbol “GRVY.”

In March 2003, we established Gravity Interactive, LLC, our wholly-owned subsidiary in the United States. The name of Gravity Interactive, LLC was changed on January 1, 2006 to Gravity Interactive, Inc., or Gravity Interactive. In January 2004, we acquired 50% of the voting shares of Gravity Entertainment Corporation, or Gravity Entertainment, formerly RO Production Co., Ltd., our subsidiary in Japan. In October 2004, we obtained from GungHo, then the other 50% shareholder of RO Production Co., Ltd., their ownership interest in RO Production Co., Ltd., which made Gravity Entertainment our wholly-owned subsidiary. RO Production Co., Ltd. changed its corporate name to Gravity Entertainment on February 5, 2005. In April and May 2005, we acquired an aggregate of 88.15% equity interest in TriggerSoft Corporation, or TriggerSoft, which developed our R.O.S.E. Online game. TriggerSoft went into liquidation proceedings in Korea in May 2007 and the liquidation was completed in October 2007. In November and December 2005, we acquired an aggregate of 96.11% of the total shares of NeoCyon, Inc., or NeoCyon, which provides mobile multimedia services in Korea. In August 2006, we founded Gravity EU SASU, or Gravity EU, a wholly-owned subsidiary based in France, and in September 2006, we acquired 100% of the voting shares of Gravity CIS, Inc. formerly Mados, Inc., from Cybermedia International, Inc., a former subsidiary of NeoCyon. On November 21, 2007, the name of Gravity CIS, Inc. was changed to Gravity CIS Co., Ltd., or Gravity CIS. In May 2007, we established Gravity Middle East & Africa FZ-LLC, or Gravity Middle East & Africa, a wholly-owned subsidiary in Dubai. Gravity Middle East & Africa has been in the process of liquidation since September 2008. In October 2007, we founded Gravity RUS Co., Ltd., or Gravity RUS, a Russia-based subsidiary, and acquired 99.99% of the voting shares, and transferred 100% of the voting shares of Gravity CIS to Gravity RUS in December 2007. In October 2007, we formed L5 Games Inc., or L5 Games, a game development studio in the U.S., which is a wholly-owned subsidiary of Gravity Interactive. L5 Games has been in the process of liquidation since August 2008. On April 1, 2008, GungHo acquired shares of our common stock, after which it became our largest shareholder, beneficially owning approximately 52.4% of our common shares. GungHo subsequently purchased our ADSs and beneficially owns approximately 59.3% of our common shares as of May 31, 2009.

Our registered office is located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-270. Our telephone number is (822) 2132-7000. Our main website is at http://www.gravity.co.kr. Our address for service of process in the United States is Gravity Interactive, 4499 Glencoe Avenue, Marina Del Rey, California 90292.

ITEM 4.B.	Business Overview

OVERVIEW

We are a leading developer and publisher of online games in Japan, Brazil, the Philippines, Indonesia, Singapore, Malaysia, Thailand, Russia and Taiwan based on the number of peak concurrent users, or PCU, as compiled from various statistical data available from public sources in such countries. We are based in Korea and we currently offer five online games worldwide and have two online games in development. Our principal product, Ragnarok Online, is commercially offered in Korea and 37 other countries and markets. Requiem is commercially offered in Korea, the United States, Canada and 15 other countries. Emil Chronicle Online is commercially offered in Korea, Thailand, Hong Kong and Taiwan. R.O.S.E. Online is commercially offered in the United States, Canada and Mexico. Pucca Racing is commercially offered in Korea and Thailand. We also offer a number of mobile games and license the merchandizing rights of character-related products based on our online games. We intend to diversify our online game offering by developing online games internally as well as publishing additional online games developed by third parties.

In Korea, we directly manage all aspects of game operations, such as marketing, operation, billing and customer service. For certain countries and markets, our subsidiaries directly manage such game operations. Gravity Interactive, our wholly-owned subsidiary, is responsible for all aspects of game operations in the United States, Canada, Australia and New Zealand and Gravity CIS and Gravity EU, our subsidiaries, are responsible for game operations in Russia and CIS countries and in France and Belgium, respectively. In the countries we and our subsidiaries manage game operations, game revenues are generated through subscription fees.

In the rest of the countries in which our games are offered, our overseas licensees are responsible for all aspects of game operations in their respective markets in close cooperation with us. Our license agreements have an initial term of two or three years and are subject to renewal every year once the initial term expires. We rely on the initial license fees and the ongoing royalties from our overseas licensees for a significant portion of our revenues. The ongoing royalties are based on a percentage of revenues generated by our overseas licensees from the subscriptions to our games in their respective markets.

The following table sets forth a summary of our consolidated statement of operations showing revenues from our online games (by type of revenue and geographic market), mobile games, and character merchandising and other revenue as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
	2006			2007			2008		2008	2008(1)
	(In millions of Won and thousands of US$, except percentages)
										(Unaudited)

Online game revenues(2):
Subscriptions:
Korea	~~W~~	5,650	13.8%	~~W~~	6,238	15.5%	~~W~~	7,463	14.0%	US$	5,844
United States/Canada		2,770	6.7		2,608	6.5		3,607	6.8		2,825
Others		—	—		559	1.4		1,506	2.9		1,179
Royalties and license fees:
Japan		15,388	37.6		17,849	44.4		23,353	43.9		18,287
Taiwan/Hong Kong		4,050	9.9		2,345	5.8		2,210	4.1		1,731
Thailand		2,505	6.1		1,034	2.6		970	1.8		760
Others		4,180	10.2		3,470	8.6		3,577	6.7		2,801

Subtotal		26,123	63.8		24,698	61.4		30,110	56.5		23,579

Mobile game revenues		3,840	9.4		4,063	10.1		6,882	12.9		5,389
Character merchandising and other revenues		2,580	6.3		2,063	5.1		3,602	6.9		2,821

Total revenues	~~W~~	40,963	100.0%	~~W~~	40,229	100.0%	~~W~~	53,170	100.0%	US$	41,637

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,277.0 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on April 30, 2009.

(2)	Online game revenues include revenues from Ragnarok Online, R.O.S.E. Online, Requiem, Emil Chronicle Online, Pucca Racing, Time N Tales and from two games offered through STYLIA, our casual online game portal site. We discontinued offering games through STYLIA in September 2008. We discontinued offering Time N Tales in March 2009.

OUR PRODUCTS

We currently have four product lines: massively multiplayer online role playing games, casual online games, mobile games, and animation and character-based merchandise. Revenues from our principal product, Ragnarok Online, accounted for 73.3% of our total revenues in 2008, compared with 77.3% of our total revenues in 2007. We are seeking to diversify our revenue sources by offering additional massively multiplayer online role playing games, casual online games, and other products and services, including mobile games.

Massively multiplayer online role playing games

Massively multiplayer online role playing game is a genre of computer role playing games in which a large number of players interact with one another within a virtual game world.

The following table summarizes the massively multiplayer online role playing games that we currently offer and those games currently in development.

Date of Commercial
Title	Description	Game Source	Launch/Testing(2)

Ragnarok Online	Action adventure with 99 levels of skill upgrades, which features two-dimensional characters in three-dimensional backgrounds(1)	Developed in-house	Launched in August 2002
R.O.S.E. Online	Three-dimensional action adventure with seven independent storylines	Originally licensed from third party developer; currently owned by us(3)	Launched in January 2005
Requiem	Three-dimensional action adventure	Developed in-house	Launched in October 2007
Emil Chronicle Online	Three-dimensional action adventure	Licensed from third party developer	Launched in August 2007
Ragnarok Online II	Three-dimensional sequel to Ragnarok Online	Being developed in-house by the Company	Open beta testing since May 2007. Currently expected to launch in the first half of 2010

Notes:

(1)	A game with such features is generally referred to in the industry as a 2.5 dimensional game.

(2)	The actual date of commercial launch of games in each country is dependent on a variety of factors, including technical viability and durability, availability of in-house development capability, market conditions, beta testing results and availability of licensing partners in various jurisdictions, among others.

(3)	We acquired an aggregate of 88.15% equity interest in TriggerSoft, which developed R.O.S.E. Online in April and May 2005. TriggerSoft was liquidated in October 2007.

Ragnarok Online

Ragnarok Online is commercially offered in Korea and 37 other countries and markets since its commercial launch in August 2002. Ragnarok Online represented 73.3% of our total revenues or Won 38,949 million (US$30,500 thousand) in 2008, compared with 77.3% of our total revenues or Won 31,114 million in 2007. See ITEM 4.B. “BUSINESS OVERVIEW— OUR MARKETS — Overseas markets.”

The following are revenues generated by Ragnarok Online for the periods indicated:

		Year Ended December 31,
Revenue Type	Country	2006		2007		2008		2008(1)
		(In millions of Won and thousands of US$)
								(Unaudited)

Online game-subscription revenue	Korea	~~W~~	5,339	~~W~~	5,143	~~W~~	5,971	US$	4,676
	United States/Canada(2)		2,163		2,103		2,693		2,109
	Others		—		558		1,198		938

	Subtotal		7,502		7,804		9,862		7,723

Online game-royalties and license fees	Taiwan/Hong Kong		4,050		2,345		1,706		1,336
	Japan		14,099		16,791		23,326		18,266
	Thailand		2,505		981		679		532
	Philippines		1,020		655		699		547
	China		516		613		472		370
	Indonesia		594		358		322		252
	Europe		534		419		446		349
	Singapore/Malaysia		224		109		63		49
	Australia/New Zealand(2)		155		1		—		—
	Brazil		749		547		971		760
	India		118		152		26		20
	Chile		20		209		186		146
	Vietnam		—		130		191		150

	Subtotal		24,584		23,310		29,087		22,777

	Total	~~W~~	32,086	~~W~~	31,114	~~W~~	38,949	US$	30,500

Note:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,277.0 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on April 30, 2009.

(2)	The license agreement for Ragnarok Online with Gravity Interactive, Inc. was amended in January 2008 to include Australia and New Zealand as service countries in addition to the existing service countries, the United States and Canada.

The table below provides for the periods indicated, the peak concurrent users and average concurrent users of Ragnarok Online since the first quarter of 2006, in each of our principal markets for Ragnarok Online.

	Taiwan/Hong Kong		Thailand		Japan		China		Korea		USA/Canada
	PCU(1)	ACU(2)	PCU	ACU	PCU	ACU	PCU	ACU	PCU	ACU	PCU	ACU

1Q 2006	132,539	107,141	69,997	52,404	75,302	36,362	28,248	21,909	13,145	6,342	8,338	5,222
2Q 2006	115,261	90,536	58,502	42,780	80,800	37,208	24,530	19,275	9,627	4,653	8,495	5,518
3Q 2006	122,978	86,985	116,331	36,361	83,632	35,551	36,290	17,220	9,796	4,837	8,128	5,381
4Q 2006	80,226	55,216	48,514	28,276	105,350	34,057	13,620	9,673	10,296	5,042	8,033	4,569
1Q 2007	78,516	45,993	27,491	19,061	78,053	34,504	14,691	8,516	10,338	5,177	6,538	4,042
2Q 2007	56,663	34,455	19,408	13,673	77,151	35,633	11,986	5,809	8,046	4,721	6,468	3,363
3Q 2007	39,983	28,097	12,931	8,562	66,441	23,975	10,108	5,541	7,997	4,575	4,604	2,491
4Q 2007	34,982	24,935	63,445	38,511	60,788	24,018	7,760	3,936	7,854	4,562	4,638	2,648
1Q 2008	36,429	29,893	63,316	25,942	61,800	24,674	8,609	4,469	6,785	3,219	4,334	2,469
2Q2008	34,747	26,364	14,996	9,709	57,348	22,908	7,393	3,856	10,146	3,518	4,288	2,396
3Q2008	40,574	27,097	22,850	12,687	57,515	22,401	6,979	3,273	9,192	4,357	3,700	2,122

	Taiwan/Hong Kong		Thailand		Japan		China		Korea		USA/Canada
	PCU(1)	ACU(2)	PCU	ACU	PCU	ACU	PCU	ACU	PCU	ACU	PCU	ACU

4Q2008	30,128	21,292	30,455	20,707	59,470	24,109	5,342	2,476	6,306	3,052	4,661	2,354
1Q2009	27,686	20,351	28,761	22,628	58,171	24,554	5,942	2,861	6,127	3,211	4,908	3,181

Notes:

(1)	PCU, or peak concurrent users, represents the highest number of users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

(2)	ACU, or average concurrent users, represents the average number of concurrent users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

(3)	We believe that the number of users as measured by PCU or ACU (i) is reflective of our active user base and (ii) is correlated to revenues as revenues from an online game depend on the number of users as well as time spent playing the game. However, PCU and ACU are not measures under accounting principles generally accepted in Korea, or Korean GAAP, or U.S. GAAP and should not be construed as an alternative to operating income or another measure of performance determined in accordance with Korean GAAP or U.S. GAAP. Other companies may determine PCU or ACU differently than we do.

We obtained an exclusive license from Mr. Myoung-Jin Lee to use the storyline and characters from his cartoon titled “Ragnarok” for the development of Ragnarok Online including for animation and character merchandising. We paid Mr. Lee an initial license fee of Won 40 million and are required to pay royalties based on a percentage of adjusted revenues (net of value-added taxes and certain other expenses) or net income generated from the use of the Ragnarok brand through January 2033.

Ragnarok Online is an action adventure-based massively multiplayer online role playing game that combines cartoon-like characters, community-oriented themes and combat features in a virtual world within which thousands of players can interact with one another. By combining the highly interactive and community-oriented themes and features, such as marriages and organization of guilds, we believe we are able to create user loyalty from our users who favor games that provide social interaction in a virtual setting.

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

We believe that the personal computer, or PC, configurations required to run Ragnarok Online are lower than or similar to many other competing massively multiplayer online role playing games, which we believe has facilitated our successful entry into and expansion of Ragnarok Online in many of the developed and developing countries in which Ragnarok Online is distributed. Also, we believe the community based features, such as marriages and organization of guilds, builds user loyalty from our users who favor games that provide social interaction in a virtual setting. We believe that our decision to balance three-dimensional graphics and game functions with prevailing technological standards with a combination of two-dimensional characters, which requires lower PC configurations than three-dimensional massively multiplayer online role playing games has helped to increase the popularity of Ragnarok Online, in particular in certain jurisdictions which does not have access to the more technological updated PC technology as a result of cost and other limitations. The recommended minimum PC configuration for Ragnarok Online is Pentium III 1.6 GHz, 256 MB RAM and 32 MB graphics card. Ragnarok Online can be accessed through a dial-up modem as well as broadband Internet.

R.O.S.E. Online

R.O.S.E. Online, which was commercially launched in January 2005, represented 1.4% of our total revenues or Won 766 million (US$600 thousand) in 2008, compared with 4.4% of our total revenues or Won 1,760 million in 2007.

The following are revenues generated by R.O.S.E. Online for the periods indicated:

		Year Ended December 31,
Revenue Type	Country	2006		2007		2008		2008(1)
		(In millions of Won and thousands of US$)
								(Unaudited)

Online game-subscription revenue	Korea	~~W~~	52	~~W~~	—	~~W~~	—	US$	—
	United States/Canada/Mexico		607		505		444		348

	Subtotal		659		505		444		348

Online game-royalties and license fees	Japan		1,289		1,058		27		21
	Indonesia		—		72		—		—
	Philippines		250		125		—		—
	China		—		—		136		106
	Vietnam		—		—		60		47
	Taiwan		—		—		99		78

	Subtotal		1,539		1,255		322		252

	Total	~~W~~	2,198	~~W~~	1,760	~~W~~	766	US$	600

Note:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,277.0 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on April 30, 2009.

R.O.S.E. Online, a three-dimensional game, is the first online game developed by a third party that we published pursuant to an exclusive publishing license agreement. R.O.S.E. Online was developed by TriggerSoft Corporation, or TriggerSoft, in close coordination with our in-house game development team. In May 2005, we acquired control of TriggerSoft to enhance our ability to update and improve R.O.S.E. Online on a more effective and timely basis and gained ownership of R.O.S.E. Online after liquidation of TriggerSoft in 2007.

In the United States, Canada and Mexico, we have been offering commercial service of R.O.S.E. Online since 2005 and all rights for R.O.S.E. Online have been transferred to our wholly-owned subsidiary, Gravity Interactive in June 2007. We no longer offer or license R.O.S.E. Online in other markets.

Requiem

We commercially launched Requiem in Korea in October 2007. Requiem represented 3.3% of our total revenues or Won 1,743 million (US$1,365 thousand) in 2008, compared with 1.6% of our total revenues or Won

644 million in 2007. We commercially offer Requiem directly in Korea and 17 other countries through our subsidiaries and currently only generate subscription revenues.

The following are revenues generated by Requiem for the periods indicated:

		Year Ended December 31,
Revenue Type	Country	2006		2007		2008		2008(1)
		(In millions of Won and thousands of US$)
								(Unaudited)

Online game-subscription revenue	Korea	~~W~~	—	~~W~~	644	~~W~~	964	US$	755
	United States/Canada		—		—		470		368
	Russia/CIS countries		—		—		309		242

	Total	~~W~~	—	~~W~~	644	~~W~~	1,743	US$	1,365

Note:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,277.0 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on April 30, 2009.

Unlike Ragnarok Online, which does not emphasize violent themes, we designed Requiem to showcase user-to-user combat. In addition, we used advanced game development engines for enhanced graphics and to support the game’s speedy and streamlined action movements. We commercially launched Requiem in the United States, Canada, Armenia, Azerbaijan, Belorussia, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan in June 2008.

Emil Chronicle Online

We commercially launched Emil Chronicle Online in Korea, Thailand, Hong Kong and Taiwan in August 2007, September 2007, June 2008 and August 2008, respectively. Emil Chronicle Online is the first online game developed by GungHo Online Entertainment, Inc., the publisher of Ragnarok Online in Japan, which is our controlling and majority shareholder. Emil Chronicle Online is an animation style game based on the chronicles of three races: Emils, Titanians and Dominions, that offers various characters and avatars for players to enjoy. We entered into a software licensing agreement with GungHo in December 2005 for the right to publish and distribute Emil Chronicle Online worldwide, except for Japan. In November 2006, we entered into a license and distribution agreement with Infocomm Asia Holdings Pte Ltd., or Infocomm Asia, to distribute Emil Chronicle Online in Singapore, Malaysia, Brunei, Thailand, the Philippines, Indonesia, Vietnam, Australia and New Zealand. In February 2007, we and Infocomm Asia granted the distribution rights of Emil Chronicle Online in Thailand to Onenet Co., Ltd. In July 2008, we amended the agreement with Infocomm Asia to take back Infocomm Asia’s distribution rights in countries in which Infocomm Asia had not yet entered into service agreements with sub-licensees. As a result, we took back our distribution rights for the remaining 8 countries and subsequently, in December 2008, entered into license and distribution agreements with Run Up Game Distribution and Development Sdn. Bhd. for distribution of Emil Chronicle Online in Singapore and Malaysia and in February 2009 with PT. Wave Wahana Wisesa for distribution in Indonesia. We entered into license and distribution agreements for Emil Chronicle Online in China with a wholly-owned subsidiary of The9 Limited in January 2007 and in Taiwan and Hong Kong with GameCyber Technology Ltd. in August 2007. The amount of revenues from Emil Chronicle Online in 2008 represented 1.8% of our total revenues in 2008 and that in 2007 represented less than 1% of our total revenues in 2007.

Ragnarok Online II

Ragnarok Online II is a sequel to Ragnarok Online and a massively multiplayer online role playing game expected to have enhanced character and community features. Ragnarok Online II includes pastel-type graphics, advanced character customization and detailed monsters and non-player characters. Ragnarok Online II also adopts cartoonist Mr. Myoung-Jin Lee’s original drawings from his comic book Ragnarok and music from Kanno Yoko, a well-respected composer in the animation industry. We currently have 24 designers, 9 programmers and 11 game planners dedicated to the development of Ragnarok Online II. We have been conducting open beta testing of

Ragnarok Online II since May 2007 and continue to upgrade and develop Ragnarok Online II in response to market feedback received during the testing and development phase. We have entered into license and distribution agreements for Ragnarok Online II with six licensees in ten countries, including Thailand, Japan, Taiwan, Philippines, Singapore, Malaysia, Vietnam, China, Indonesia and Brazil beginning from the end of 2006. While we currently expect to launch the game in the first half of 2010, no assurance can be given that we can meet this anticipated launch date or, if there is any further delay in the launch date, such delay would not result in termination of any of the existing license agreements for Ragnarok Online II. See ITEM 3.D. “RISK FACTORS — RISKS RELATING TO OUR BUSINESS— If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected.”

Time N Tales

We commercially launched Time N Tales in July 2006 under a publishing agreement entered into with Ndoors Corp., a Korean online game developer, in November 2005. The amount of revenues from Time N Tales in 2008 and 2007 represented less than 1% of our total revenues in 2008 and 2007, respectively. We terminated our agreement with Ndoors Corp in January 2009 and stopped offering Time N Tales in March 2009.

Casual online games

Casual online games can fit in to any genre and have any type of game play. They are targeted at mass audience of casual online gamers and generally distinguished by simple rules and lack of commitment required in contrast to more complex and hardcore massively multiplayer online role playing games. Currently, we commercially offer one casual online game, Pucca Racing. We stopped offering two casual games, Love Forty and TV Boyz through our casual online game portal site, STYLIA, in September 2008.

Pucca Racing

We commercially launched Pucca Racing in Korea and in Thailand in September 2007 and March 2008, respectively. Pucca Racing was co-developed by us and Vooz Co., Ltd., which originally designed the Pucca characters. We entered into license and distribution agreements for Pucca Racing in Thailand with Ini 3 Digital Co., Ltd. in January 2008, in Taiwan and Hong Kong with M-etel Co., Ltd. in October 2008. The most distinguishing characteristic of the game is its simple game play based on classic bike racing, allowing players of all age groups to freely enjoy the game. Players can apply various control techniques to achieve fast acceleration and lively movements based on performance differences across a wide selection of bikes. Pucca Racing incorporates the use of famous race tracks from countries around the world which we believe makes the game unique and fun to play. The amount of revenues from Pucca Racing in 2008 and 2007 represented less than 1% of our total revenues in each of 2008 and 2007.

STYLIA

Through STYLIA, a casual online game portal site operated by us, we offered until September 2008, two casual games, Love Forty, an online tennis game, and TV Boyz, a three-dimensional action game. The amount of revenues from these two games in 2008 and 2007 represented less than 1% of our total revenues in each of 2008 and 2007. We terminated our publishing agreement with Sonnori Co., Ltd. in August 2008 and stopped the service of these two games and STYLIA in September 2008.

Ice Age Online

We are also in the process of working with a third-party developer to develop Ice Age Online, our first massively multiplayer online game, which allows interaction among a large number of players within a virtual game world, but without the role playing capability among users present in massively multiplayer online role playing games.

Ice Age Online is expected to be an Adobe Flash based massively multiplayer online game featuring strong social network features that is intended to target children aged from six to twelve. Ice Age Online, when launched is expected to offer a virtual world with characters and fields (backgrounds) based on three popular animated motion pictures: Ice Age, Ice Age: The Meltdown and Ice Age: Dawn of the Dinosaurs. We licensed the right to use the theme, characters and storyline from 20th Century Fox Licensing & Merchandising. Ice Age Online is expected to allow players to create new characters within the animation, play various mini-games, make new friends and earn Acorns as in-game currency. With Acorns, players will be able to buy various items and customize their characters and/or My Room, virtual personal space for users. While we currently expect to start open beta testing and commercial launch of Ice Age Online in November 2009 and in mid December 2009, respectively, there may be unanticipated delays to our development schedule and no assurance can be given that we will be able to meet our current schedule.

Mobile games

As compared to massively multiplayer online role playing games, mobile games, which are played using mobile phones and other mobile devices, have shorter game playtime and less complex user-game interaction. We believe that mobile games, due to such characteristics, provide less-experienced users with a means to become familiar with both game playing and the game culture without making a substantial commitment in time and resources. As a result, we believe that mobile games allow us to target a broader audience of users, help us to expand the online game culture beyond Internet cafés and users’ homes and act as an effective marketing tool to attract new users to our massively multiplayer online role playing games. We develop and distribute our mobile games through our subsidiary in Korea, NeoCyon, Inc.

The following are revenues generated from our mobile business for the periods indicated:

	Year Ended December 31,
Country	2006		2007		2008		2008	2008(1)
	(In millions of Won and thousands of US$, except percentages)
								(Unaudited)

Korea	~~W~~	3,722	~~W~~	3,673	~~W~~	4,573	66.5%	US$	3,581
Japan		59		390		2,309	33.5		1,808
United States/Canada		39		—		—	—		—
Others		20		—		—	—		—

Total	~~W~~	3,840	~~W~~	4,063	~~W~~	6,882	100.0%	US$	5,389

Note:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,277.0 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on April 30, 2009.

Game-related products and services

Animation

Gravity Entertainment, our Japanese subsidiary, entered into an agreement with G&G Entertainment Inc. and three other Japanese media and entertainment companies for the production and distribution of 26 half-hour episode animation series based on the storyline and characters of Ragnarok Online. The series was produced by Gravity Entertainment and broadcast on television in nine countries from 2004 through 2007. We also entered into an agreement to broadcast the series in Thailand in December 2004. The animation series of Ragnarok Online has been sold in DVD and VOD (video on demand) formats in North America since March 2006 and it has also been distributed in Europe. In addition to the potential revenue generated from the sale of broadcasting rights, videos, DVDs and Internet viewing, we believe that our animation products will enhance the brand recognition of Ragnarok Online and facilitate cross-selling of other products. Our revenues from our animation business was Won 255 million (US$200 thousand) in 2008 and Won 33 million in 2007, which represented less than 1% of our total revenues in 2008 and 2007, respectively.

Game character merchandising

In order to optimize the commercial opportunities presented by the popularity of Ragnarok Online and its characters, we and our licensees have been marketing dolls, stationery and other character-based merchandise, as well as game manuals, monthly magazines and other publications, based on the game. We have entered into arrangements with nine Korean vendors and eleven overseas vendors to license Ragnarok’s animation characters in Korea, Japan, the United States, Taiwan, Hong Kong, China, Thailand, the Philippines, Indonesia, Singapore, Malaysia and Brazil. In Japan, we have been conducting game character merchandising by selling game packages, which package our online game software in CD or DVD format for PC users, in connection with game distribution. We also market the merchandise through convenience stores where, such as in China and many Southeast Asian countries, prepaid game cards for our games are sold. We have also entered into arrangements to license Emil Chronicle Online in Korea.

The total amount of license fees from our contracts with Korean vendors was approximately Won 101 million (US$79 thousand) in 2008, compared with Won 377 million in 2007, and the total amount of license fees from our contracts with overseas vendors was approximately Won 992 million (US$777 thousand) in 2008, compared with Won 470 million in 2007. We intend to expand our character marketing for our new games as they are launched.

The following are revenues generated from game character merchandising for the periods indicated:

	Year Ended December 31,
Country	2006		2007		2008		2008	2008(1)
	(In millions of Won and thousands of US$, except percentages)
								(Unaudited)

Korea	~~W~~	201	~~W~~	377	~~W~~	101	9.2%	US$	79
Japan		1,075		470		975	89.3		764
Taiwan/Hong Kong		34		—		17	1.5		13
Others		73		—		—	—		—

Total	~~W~~	1,383	~~W~~	847	~~W~~	1,093	100.0%	US$	856

Note:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,277.0 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on April 30, 2009.

Multiplatform and internet protocol television games

In December 2006, we entered into a licensing agreement with GungHo Online Entertainment, Inc. to develop and distribute Ragnarok DS, a Nintendo DS version of Ragnarok Online. Ragnarok DS was released in Japan and in Korea in December 2008 and June 2009, respectively. We intend to release Ragnarok DS in North America in 2009.

We are also expanding our business by providing our online games on internet protocol television, or IPTV. In September 2008, we entered into a licensing agreement with Iconix Entertainment Co., Ltd. to develop and publish an IPTV game based on Iconix’s 3D TV animation series “Pororo: The Little Penguin.” We expect to launch “Pororo Game,” an IPTV game in July 2009.

OUR MARKETS

Japan, Korea, the United States and Canada, Taiwan and Hong Kong, and Russia were our biggest geographic markets in 2008 in terms of revenue. Each of these markets is serviced either by us or a distribution company. We directly manage game operations in Korea, and our wholly-owned subsidiaries, Gravity Interactive and Gravity CIS manage game operations in the United States and Canada, and Russia and CIS countries. For Ragnarok Online, GungHo Entertainment Inc. is our licensee for Japan and Soft-World International Corporation is our licensee for Taiwan and Hong Kong. For Emil Chronicle Online, GameCyber Technology Ltd. is our licensee for Taiwan and Hong Kong.

The following table sets forth a summary of our consolidated statement of operations showing revenues by geographic area for the periods indicated and the percentage represented by such revenues for year ended December 31, 2008.

	Year Ended December 31,
Countries	2006		2007		2008		2008	2008(1)
	(In millions of Won and thousands of US$, except percentages)
								(Unaudited)

Japan	~~W~~	16,913	~~W~~	18,899	~~W~~	27,037	50.8%	US$	21,172
Korea		10,155		11,119		14,009	26.3		10,970
United States/Canada		2,868		2,614		3,620	6.8		2,835
Taiwan/Hong Kong		4,092		2,369		2,301	4.3		1,802
Russia and CIS countries		6.0		489		1,078	2.0		844
Others		6,929		4,739		5,125	9.8		4,014

Total	~~W~~	40,963	~~W~~	40,229	~~W~~	53,170	100.0%	US$	41,637

Note:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,277.0 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on April 30, 2009.

Korea

In Korea, we commercially launched and began to charge subscribers for Ragnarok Online in August 2002, R.O.S.E. Online in January 2005, Love Forty and TV Boyz in June 2006, Time N Tales in July 2006, Emil Chronicle Online in August 2007, Pucca Racing in September 2007 and Requiem in October 2007. Our game subscribers in Korea consist of individual PC account subscribers and Internet café subscribers. Individual PC account subscribers are individuals who log on to our game servers from places other than Internet cafés, such as from home or work, whereas Internet café subscribers are commercial businesses operating Internet café outlets equipped with multiple PCs that provide broadband Internet access to their customers who typically prefer to play the most up-to-date versions of online games. Most Internet cafés charge their customers PC usage and Internet access fees that generally range from Won 700 to Won 1,200 per hour and subscribe to various online games. Over 6,400 and 6,000 Internet cafés offered our games in Korea according to our internal data as of December 31, 2008 and 2007, respectively. In order to offer our games, an Internet café typically purchases minimum game hours from us. The subscription collected from Internet cafés accounted for 14.6% and 13.8% of our subscription revenues in Korea in 2008 and 2007, respectively.

Overseas markets

Ragnarok Online is commercially offered in the following 37 overseas countries and markets: Japan, China, Taiwan, Hong Kong, United States, Canada, Australia, New Zealand, Singapore, Malaysia, Thailand, the Philippines, Indonesia, Germany, Austria, Switzerland, Italy, Turkey, Brazil, France, Belgium, Vietnam, Armenia, Azerbaijan, Belorussia, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan. Ragnarok Online is distributed through local game operators and distributors, except for the countries in which our subsidiaries directly publish Ragnarok Online, such as Gravity Interactive in the United States, Canada, Australia, and New Zealand; Gravity CIS in Russia and CIS countries; and Gravity EU in France and Belgium. In June 2008, we made an amendment to our license and distribution agreement with Gravity EU to include the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark and Spain as service territory and currently plan to conduct closed beta testing of Ragnarok Online in these countries.

In January 2009, we also entered into license and distribution agreement for Ragnarok Online in the following 20 countries: United Arab Emirates, Saudi Arabia, Jordan, Kuwait, Syria, Bahrain, Qatar, Palestine, Oman, Lebanon, Libya, Sudan, Mauritania, Iraq, Yemen, Iran, Egypt, Algeria, Morocco and Tunisia with Tahadi Games Ltd. We are currently in the process of conducting open beta testing of the game in some of these countries.

The following table lists the overseas countries in which Ragnarok Online is commercially offered through our licensees, the names of the licensees, the dates of the license agreements, and the commercial launch date and expiry date of the license agreements.

		Date of License	Date of Commercial
Country	Licensee	Agreement	Launch	Date of Expiry

Japan	GungHo Online Entertainment, Inc.	July 2002	December 2002	August 2009(1)
Taiwan/Hong Kong(2)	Soft-World International Corporation	May 2002	October 2002	October 2009(3)
Thailand	AsiaSoft Corporation Public Co., Ltd.(4)	June 2002	March 2003	March 2010(5)
China	Shengqu Information Technology (Shanghai) Co., Ltd.(6)	July 2005	May 2003	August 2010(7)
Singapore/Malaysia(2)	Game Flier (Malaysia) Sdn. Bhd.(8)	May 2003	April 2004	October 2009(9)
Philippines	Level Up! Inc.	March 2003	September 2003	August 2010(10)
Indonesia	PT. Lyto Datarindo Fortuna(11)	April 2004	November 2003	February 2010(12)
Europe((13)	Burda:ic GmbH	November 2003	April 2004	April 2010(14)
Brazil	Level Up! Interactive S.A.	August 2004	February 2005	March 2011(15)
India(16)	Level Up! International Holdings Pte. Ltd.(17)	May 2004	March 2006	June 2009(18)
Vietnam	AsiaSoft Corporation Public Co., Ltd. (4)(19)	July 2008	April 2007	December 2010

Notes:

(1)	Renewed in August 2006.

(2)	Governed under a single license agreement covering both markets.

(3)	Renewed in October 2007.

(4)	Formerly known as AsiaSoft International Company Ltd. Changed its name in May 2008.

(5)	Renewed in March 2008.

(6)	Shengqu is a wholly-owned subsidiary of Shanda Interactive Entertainment Ltd., previously with different licensee.

(7)	Renewed in September 2008.

(8)	Game Flier (Malaysia) Sdn. Bhd. is a wholly-owned subsidiary of Soft-World International Corporation.

(9)	Renewed in October 2007.

(10)	Renewed in September 2008.

(11)	Previously with a different licensee.

(12)	Renewed in February 2008.

(13)	Represents massively multiplayer online role playing game operations in Germany, Austria, Switzerland, Italy and Turkey. A single operator services these five countries under one license agreement.

(14)	Original license agreement was entered into with Burda Holding International GmbH, a 100% subsidiary of Hubert Burda Media, in November 2003, which was transferred to Burda Interactive Communities GmbH, an affiliate of Hubert Burda Media in February 2007, and renewed in April 2007 for additional one year terms under mutual consent of the Company and Burda Interactive Communities GmbH. Burda Interactive Communities changed its name to Burda:ic GmbH in May 2007 and license agreement with Burda:ic GmbH was renewed in April 2008 with the same terms and conditions of the existing license agreement, except adding automatic renewal provision, for a term from April 2008 to April 2009 with one additional renewal term of one year through April 2010. The license agreement was automatically renewed in April 2009.

(15)	Renewed in March 2009.

(16)	We commercially launched Ragnarok Online in India through Level Up! Network India Pvt. Ltd. in March 2006. The licensee in India was changed to Level Up! International Holdings Pte. Ltd. in May 2008 and the game services were suspended in August 2008. We are currently pursuing various other options in India and expect to find an alternative licensee in the near future.

(17)	Previously with a different licensee.

(18)	Renewed in June 2008.

(19)	Previously with a different licensee.

R.O.S.E. Online is currently commercially offered in the United States, Canada and Mexico. Emil Chronicle Online is currently commercially offered in Thailand, Hong Kong and Taiwan. Pucca Racing is commercially offered in Thailand. Requiem is commercially offered in the United States, Canada, Armenia, Azerbaijan, Belorussia, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan. See ITEM 4.B. “BUSINESS OVERVIEW — OUR PRODUCTS.”

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

PRICING STRUCTURE AND PAYMENT SYSTEM

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

In December 2006, we started to apply a micro-transaction system (or sale of virtual in-game items model) as an additional business model, by providing virtual item shops in the games where players can purchase a wide array of items to customize, personalize and enhance their characters and game playing experiences. The micro-transaction model has been introduced in all the countries and markets where Ragnarok Online is serviced except Germany, Austria, Switzerland, Italy and Turkey. We intend to extend our micro-transaction model to other markets. In addition, since January 2007, we have opened free-to-play servers, which only applies the micro-transaction model, in all the countries and markets where Ragnarok Online is serviced except Japan, France, Belgium, Germany, Austria, Switzerland, Italy and Turkey to encourage the players to download and play Ragnarok Online without paying subscription fees or buying playing time and to purchase in-game items pursuant to our micro-transaction model. In Russia and Vietnam, we offer our game services with the micro-transaction model only. We also intend to extend free-to-play servers into other markets. The amount of revenue generated from micro-transactions as a percentage of revenue per month from each country varies monthly. For example, the percentage of per month revenue derived from micro-transactions ranged from 24.0% to 42.8% of total monthly royalty revenues for Japan during 2008, 45.2% to 73.4% of total monthly royalty revenues for the United States and Canada during 2008, 57.8% to 75.3% of total monthly royalty revenues for Thailand during 2008, 72.3% to 81.4% of total monthly royalty revenues for Indonesia during 2008, 22.7% to 75.1% of total monthly royalty revenues for Russia during 2008, 17.2% to 68.6% of total monthly royalty revenues for France and Belgium from September 2008 through December 2008 and 42.0% to 74.4% of total monthly revenues for Korea during 2008. As we establish and refine our micro-transaction model internally and with our licensees, we plan to be able to provide reliable micro-transaction data for our other principal markets in the future. The pricing for Ragnarok Online in Korea and our principal overseas markets, Japan, the United States and Canada, Taiwan and Hong Kong, Thailand and China are set forth below:

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

Subscription-based fee model

We determine the pricing plan for Ragnarok Online in Korea. We offer separate pricing plans to Internet cafés and individual PC account subscribers. Our subscribers have an option to pay an hourly fee or a flat monthly fee. The following table sets forth our published pricing plans in Korea for Ragnarok Online access as of December 31, 2008.

	Subscription Fees

Individual PC users
Flat-fee rate	1 month	~~W~~	19,800
	2 months		37,600
	3 months		53,500
	6 months		101,000
Hourly-fee rate	5 hours		3,300
	20 hours		8,800

	Number of PCs	Flat Fee per PC

Internet cafés(1)
Hourly-fee rate	300 hours	~~W~~	69,300
	600 hours		138,600
	1,000 hours		231,000
	2,000 hours		462,000

Note:

(1)	Actual monthly and hourly-rate fees may vary depending on discounts we offer based on volume of use by the subscriber.

Approximately 87.5% of our revenues from Ragnarok Online in Korea in 2008 were derived from subscriptions by individual PC users and the remaining 12.5% was derived from Internet cafés.

Micro-transaction model

We have applied a micro-transaction model in Korea since April 2007. Game users buy RO Cash, the currency of the money used in Ragnarok Online which enable them to buy game items. The price range of each of the game items is between Won 200 and 9,800 for paid servers and between Won 250 and 14,700 for free-to-play servers.

The pricing for Ragnarok Online in our principal overseas markets, Japan, the United States and Canada , Taiwan and Hong Kong, Thailand and China is as follows:

Japan

Users in Japan typically pay for access to Ragnarok Online with credit cards or cyber money, which is increasingly becoming a popular payment method in Japan.

Subscription-based fee model

Our licensee in Japan, GungHo offers only one rate for Ragnarok Online and charges Japanese Yen 1,500 per 30 days of unlimited use.

Micro-transaction model

We have applied a micro-transaction model in Japan since December 2006. Game users buy points which enable them to buy game items. The range of the game items is between JPY 50 and 1,500(1).

Points	Retail Price(1)

10,000 points	JPY 1,000
21,000 points	2,000
32,500 points	3,000
55,000 points	5,000
112,000 points	10,000

Note:

(1)	For your reference only, as of April 30, 2009, the noon buying rate of Japanese Yens to U.S. dollars quoted by the Federal Reserve Bank of New York was JPY 98.76 to US$1.00.

The United States and Canada

Gravity Interactive, our wholly-owned subsidiary in the United States, permits users to access Ragnarok Online using credit cards, money orders, wire and/or bank transfers and Gravity Game Card, a prepaid card.

Subscription-based fee model

The following table sets forth Gravity Interactive’s published basic pricing for Ragnarok Online access in the United States and Canada as of December 31, 2008:

	Retail Price
					Credit Card/Debit
Hours or Month	Money Order		Wire/Bank Transfer		Card

30 hours	US$	9.99	US$	8.99	US$	7.99
1 month		13.99		12.99		12.00
3 months		35.98		33.99		32.00
6 months		63.48		59.99		57.00

The following table sets forth Gravity Interactive’s published basic pricing for the Gravity Game Card.

Subscription Plan	Price

14 Day Plan	US$	5 Gravity Game Card
45 Day Plan	US$	15 Gravity Game Card
90 Day Plan	US$	30 Gravity Game Card

Micro-transaction model

We have applied a micro-transaction model in the United States and Canada since June 2007. Game users buy points which enable them to buy game items through credit cards and wire and/or bank transfers. The range of the game items is between US$0.25 and 22 for paid servers and between US$0.3 and 27.5 for free-to-play servers. The following table sets forth our licensee’s published basic pricing for points of Ragnarok Online in the United States and Canada as of December 31, 2008.

Points	Retail Price

500 points	US$	4.99
1,050 points		9.99
1,650 points		14.99
2,300 points		19.99
5,200 points		39.99
10,400 points		74.99

In addition, the following table sets forth Gravity Interactive’s published basic pricing for the Gravity Game Card to be used only for buying points for users of a micro-transaction model.

Points	Price

525 points	US$	5 Gravity Game Card
1,650 points	US$	15 Gravity Game Card
3,900 points	US$	30 Gravity Game Card

Taiwan and Hong Kong

In Taiwan and Hong Kong, most users purchase prepaid debit point cards to access Ragnarok Online. The prepaid cards can be purchased online, by mobile phones or at convenience stores, Internet cafés and at other locations. Taiwan has websites dedicated to selling prepaid cards for various uses, including online game payments, which is also used by users in Hong Kong to change their prepaid cards and to buy points.

Subscription-based fee model

Our licensee in Taiwan and Hong Kong, Soft-World International Corporation, generally does not offer a separate subscription plan for Internet café outlets. Our licensee in Taiwan and Hong Kong currently offers approximately 200 different rates for Ragnarok Online.

The following table sets forth our licensee’s published basic pricing for Ragnarok Online access in Taiwan as of December 31, 2008:

Points(1) or Days	Retail Price(2)

150 points	NT $	150
350 points		350
400 points		400
450 points		450
500 points		500
1,000 points		1,000
30 days		350

The following table sets forth our licensee’s published basic pricing for Ragnarok Online access in Hong Kong as of December 31, 2008:

Points(1) or Days	Retail Price(3)

50 points	HK$	12
150 points		39
350 points		88
400 points		98
450 points		113
1,000 points		250

Notes:

(1)	Each time a user logs onto Ragnarok Online, 20 points are deducted. After a user’s playtime exceeds 12 hours, additional 20 points are deducted for every 12 hours of use.

(2)	For your reference only, as of April 30, 2009, the noon buying rate of NT dollars to U.S. dollars quoted by the Federal Reserve Bank of New York was NT$33.06 to US$1.00.

(3)	For your reference only, as of April 30, 2009, the noon buying rate of Hong Kong dollars (HK$) to U.S. dollars quoted by the Federal Reserve Bank of New York was HK$7.75 to US$1.00.

Micro-transaction model

We have applied a micro-transaction model in Taiwan and Hong Kong since December 2006. Game users buy points which enable them to buy game items. The price range of each of the game items is between NT$1 and 899 for paid servers and between NT$1 and 999 for free-to-play servers. Users in Hong Kong also buy points based on NT dollars.

Thailand

Our licensee in Thailand, Asiasoft International Company Ltd., permits users to access Ragnarok Online through prepaid cards or by mobile and electronic payment. Most of the users use prepaid cards to access Ragnarok Online. Each prepaid card has a specified maximum number of hours or days of use. Users can purchase prepaid cards from automated teller machines, Internet cafés or convenience stores.

Subscription-based fee model

The following table sets forth our licensee’s published basic pricing for Ragnarok Online access in Thailand as of December 31, 2008:

Hours or Days	Points	Retail Price(1)

5 hours	2,800	THB 28
10 hours	5,500	55
20 hours	8,900	89
40 hours	15,900	159
15 days	18,900	189
20 days	24,500	245
No limit within 30 days	34,900	349
40 days	45,000	450
No limit within 90 days	88,800	888

Note:

(1)	For your reference only, as of April 30, 2009, the noon buying rate of the Thai Bahts to U.S. dollars quoted by the Federal Reserve Bank of New York was THB 35.23 to US$1.00.

Micro-transaction model

We have applied a micro-transaction model in Thailand since February 2007. Game users buy points which enable them to buy game items. The price range of each of the game items is between THB 0.01 and 600.

China

Our licensee in China, Shanda Interactive Entertainment Limited, operates and offers Ragnarok Online through Shengqu Information Technology (Shanghai) Co., Ltd. its wholly-owned subsidiary. In China, Ragnarok Online can be accessed through prepaid cards. The prepaid card system was introduced to take account of the limited availability of online and credit card payment systems in China. A majority of Ragnarok Online players purchase prepaid debit point cards at Internet cafés or retail game outlets or purchase prepaid online credits by directly paying at Internet cafés, which in turn purchase online credits from our China licensee. Game users can choose between buying hours or days to play since each prepaid card contains a network access password to access Ragnarok Online from a PC at home or at an Internet café and to buy points which enable them to buy game items. Our licensee in China currently offers two different cards: (i) the Shanda Point Card, of which points and hours or days can be used for any game that our licensee publishes and (ii) the Ragnarok Point Card, of which points and hours or days are for Ragnarok Online only. Each prepaid card can be recharged through the licensee’s website.

The following table sets forth our licensee’s published basic pricing for the Shanda Point Card in China as of December 31, 2008:

Points	Hours of Day	Retail Price(1)

150 points	25 hours	CNY 10
450 points	75 hours	30
No limit within 30 days	30 days	45

The following table sets forth our licensee’s published basic pricing for the Ragnarok Point Card as of December 31, 2008.

Points	Hours of Day	Retail Price(1)

60 points	10 hours	CNY	5
150 points	25 hours		10
No limit within 7 days	7 days		15
450 points	75 hours		30
No limit within 30 days	30 days		45

In addition, the following table sets forth our licensee’s published basic pricing for the Ragnarok Point Card to be used only for buying points for users of a subscription-based fee model as of December 31, 2008.

Points	Retail Price(1)

500 points	CNY	5
1,000 points		10
3,500 points		35
4,500 points		45
10,000 points		100
30,000 points		300
50,000 points		500
100,000 points		1,000

Note:

(1)	For your reference only, as of April 30, 2009, the noon buying rate of Chinese Yuan to U.S. dollars quoted by the Federal Reserve Bank of New York was CNY 6.818 to US$1.00.

Subscription-based fee model

Ragnarok Online access prices were set significantly lower in China than in Korea to take into account the prevailing pricing structure of other online games in the Chinese market as well as relatively low consumer spending levels.

Micro-transaction model

We have applied a micro-transaction model in China since January 2007. Game users buy points which enable them to buy game items. The price range of each of the game items is between CNY 1 and 498 for paid servers and between CNY 1 and 800 for free-to-play servers.

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

To prepare for the commercial launch of a new game, we conduct “closed beta testing” for the game to fix technical problems, which is followed by a period of “open beta testing” in which we allow registered users to play the game free of charge. During these testing periods, users provide us with feedback and our technical team seeks to address any technical problems and programming flaws that may compromise a stable and consistent game playing environment. Closed beta testing usually takes three to six months for massively multiplayer online role playing games but may take significantly more time if material problems are detected. Open beta testing of massively multiplayer online role playing games usually takes three to six months before commercial launch. We generally commence our other marketing activities for the game during the open beta testing stage. For overseas markets, we also localize the language and content of our games to tailor the game to local cultural preferences.

In-house game development

Our game development department is divided into two categories of development teams: one is dedicated to massively multiplayer online role playing games and the other is dedicated to casual online games in operation or under development. As of May 31, 2009, we employed a total of 223 game developers. We developed Ragnarok Online, Requiem and Pucca Racing in-house. In order to remain competitive, we are focusing our in-house game development efforts on enhancing the game experience and on developing new games, which include massively multiplayer online role playing games incorporating the latest technologies (including software improving the communication and interaction between players), and casual online games which are becoming popular among younger users and female users. We currently have one massively multiplayer online role playing game, Ragnarok Online II, under in-house development, and we are also in the process of working with a third-party developer to develop our first massively multiplayer online game, Ice Age Online. Two casual online games, W Baseball and Bodycheck Online, were under in-house development until May 2008 at which point we decided to cease commercialization of these games because the results of our open beta testing indicated that these two games would not be popular.

Publishing

We also seek opportunities to publish games developed by third parties if we determine such games have potential to become a commercial success. Our publishing and licensing processes include the following:

•	Preliminary screening. Our preliminary screening process for a game usually includes preliminary review and testing of the game and discussions with the game developer on technological and operational aspects.

•	In-depth examination, analysis and commercial negotiation. Once a game passes the preliminary screening, we thoroughly review and test the game, conduct a cost analysis, develop operational and financial projections and formulate a preliminary game operating plan. We then begin commercial negotiations with the developer.

•	Game rating and regulatory registration and approval. Once a license agreement to publish and distribute a game is signed, we submit an application to the Game Rating Board to obtain a game rating. This process generally takes approximately 15 days. We also typically register our intellectual property rights in Korea under our license agreements, such as copyright and trademark, with the relevant Korean government agency. Our overseas subsidiaries or licensees follow similar procedures in their respective markets where the games we license are commercially offered.

•	Testing and marketing. Once the required registration and approvals are obtained, we conduct closed beta testing and open beta testing of the new game and assist the licensor with the development of the game.

Our publishing team within the marketing department takes lead in conducting preliminary screenings to select games for potential distribution and commercial negotiations process. The games initially screened by our publishing team are additionally evaluated or tested by other teams, such as the development team and quality management team, for a second opinion. Once a license agreement is finalized, we generally create a specific team for the selected game within the marketing department to work with and guide the licensor through the beta testing and marketing process for a successful launch of the game.

MARKETING

We employ a variety of traditional and online marketing programs and promotional activities, including in-game events, in-game marketing and offline events. Due to the close-knit nature of the online game community, we believe that word-of-mouth is an important medium for the promotion of our games.

In Korea, five independent promotional agents currently promote our online games to Internet cafés pursuant to agency agreements. Under these agreements, each promotional agent is granted non-exclusive promotion rights within a specified geographical area. The agent is generally paid a monthly base commission between 10 to 30% of revenues received from Internet cafés in the allocated area. The commission percentage varies according to the amount of revenues.

We conduct a variety of marketing programs and online and offline events to target potential subscribers accessing the Internet from home. Our main marketing efforts include advertising on website portals and in online game magazines, conducting online promotional events, participating in trade shows and entering into promotional alliances with Internet service providers. We spent Won 1,483 million (US$1,161 thousand) on advertising and promotions in 2008, compared with Won 6,623 million in 2007.

We frequently organize in-game events, such as “fortress raids” for our users, which we believe encourages the development of virtual communities among our users and increases user interest in our games. We also host from time to time in-game tournaments in which users can compete against each other either as a team or individually. In addition, we use in-game events to introduce users to new features of our games. We organized 20 in-game events for Ragnarok Online users in 2008, compared with 16 such in-game events in 2007. In October 2008, we hosted in Manila, the Philippines, with Level Up! Inc., our licensee in the Philippines, the Ragnarok World Championship, an offline competition event at which approximately 95 people, comprised of our game users and representatives from 12 teams representing 21 countries and 30 representatives of our 12 licensees participated in person. The event was visited by approximately 25,000 visitors. The event included Ragnarok, Game Marketing Forum, where we and our licensees shared development plans, marketing strategies and success cases, and numerous programs for users.

In most of our overseas markets, marketing activities are principally conducted by our overseas subsidiaries or licensees and typically consist of advertising on website game portals and online game magazines and through television commercials, as well as hosting online and offline promotional events. The licensees are responsible for the costs associated with such advertising and promotional activities. For example, GungHo Entertainment, Inc., our licensee in Japan, hosts User Symposium annually since 2004, where the invited users of Ragnarok Online share information with the publisher. GungHo also hosts Ragnarok Thank-You Festival, which includes Ragnarok Online Japan Championship, game conference and costume-play stage and other programs for users. Ragnarok Thank-You Festival has been an annual event since 2005 and its 2009 event was attended by approximately 5,000 visitors.

Level Up! Inc., our licensee in the Philippines, and PT. Lyto Datarindo Fortuna, our licensee in Indonesia, among others, also host similar marketing events, namely, Level Up! Live and Lyto Festival, respectively. Gravity CIS, our subsidiary in Russia also hosts Ragna Party to promote Ragnarok Online in Russia and CIS countries. In addition, from time to time our licensees also market our games through sponsoring promotional events jointly with other local game publishers in order to reach a broader local audience.

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

GAME SUPPORT AND CUSTOMER SERVICE

We are committed to providing superior customer service to our users directly and through our licensees. As of May 31, 2009, 22 employees were game masters, or persons who are in charge of testing, updating and providing server maintenance for online games, as well as dealing with customer complaints, 21 employees were members of our domestic customer service team and 62 employees were members of our overseas customer support team. With the diversification of our game offering and in order to better serve our users, we expect to continue to expand the size of our customer service team.

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

We maintain our server hardware in a single climate-controlled facility at KT Mokdong Internet Computing Center in Mok-1Dong, Yangcheon-Gu, Seoul, Korea and our other system hardware in our offices in Seoul. As of May 31, 2009, our server network for our game operations in Korea consisted of a total of 695 servers.

In overseas markets, our overseas subsidiaries or licensees own or lease the servers necessary to establish the server network for the online games and we assist them with initial assembly and installation of operating game servers and optimizing their systems network for game operations in their respective markets. While the overseas system architectures are modeled on our system architecture in Korea, they are also tailored to meet the specific needs of each market. When we install and initialize a game in an overseas market, we generally dispatch network engineers and database technicians from Korea to assist with assembly and operation of the system network and game servers. Following installation, we typically station two to five of our technicians and customer support staff in that market to assist with on-site game operation and technical support. Our overseas subsidiaries and licensees are responsible for providing database and other game information backup.

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

Competition in Korea

The online game market in Korea is comprised of massively multiplayer online game market, casual online games market and portal-based online games market. As many of our competitors have significantly greater financial, marketing and game development resources than we have, we face intense competition in the online game industry. We expect competition will continue to be strong as the number of domestic massively multiplayer online game developers in Korea increases in the future and the online game industry begins to consolidate into a small number of leading massively multiplayer online role playing game companies due to the high cost of game development, marketing and distribution networks, which is likely to drive unsuccessful massively multiplayer online role playing game providers to go out of business or be acquired by other successful game providers.

Currently, the leading providers of massively multiplayer online games in Korea, based on the number of peak concurrent users, are NCsoft Corporation, or NCsoft, CJ Internet Corporation, or CJ Internet, Neowiz Games and Activision Blizzard according to data available from various public sources. NCsoft released Aion in November 2008, which became the most popular massively multiplayer online role playing game in Korea as of May 31, 2009, based on statistical information from the Korea Creative Content Agency. NCsoft’s Lineage, which was released in 1998, and Lineage II, a sequel to the original Lineage in 2003, gained dominant popularity and have maintained both a large number of players and a loyal user base in Korea. CJ Internet commercially launched Sudden Attack in 2006, which is the most popular massively multiplayer online first person shooter game in Korea. Neowiz Games released Special Force, a massively multiplayer online first person shooter game, in 2004 and FIFA Online, a soccer game which was co-developed with Electronic Arts in 2006. Neowiz Games has also been developing additional online games with Electronic Arts, its second largest shareholder, who owns approximately 12.6 percent of its common shares. The leading companies in the market for casual online games include Nexon, which is developed for Maple Story and Kart Rider, and Yedang Online, publisher of the dance game, Audition. The leading providers of portal-based online games in Korea are NHN Corporation, operating under the brand portal of Hangame, CJ Internet, operating under the brand portal of NetMarble, and Neowiz Games, operating under the brand portal of Pmang.

Competition in overseas markets

In each of the overseas markets in which Ragnarok Online is distributed, we face strong competitive pressures. For example, Japan’s large game market is primarily driven by console games although online games are gaining popularity among Japanese game users. Consequently, many Japanese console game developers, such as Capcom Entertainment, Inc., or Capcom, and Koei Co., Ltd., or Koei, have expanded their businesses to online game development with their well-known brands and advanced overall game development systems, which have resulted in more intense competition in the Japanese online game market. For example, Capcom developed and released

Monster Hunter Frontier Online, an action online game based on its best-selling package game Monster Hunter Frontier, in June 2007. Koei also developed and released online games based on its best-selling package games such as Nobunaga’s Ambition Online, Uncharted Waters Online, Dynasty Warriors Online and Sangokushi Online. Taiwan’s online game industry has demonstrated significant growth in recent years with the market dominated by games developed in China and Korea. Our principal competitors in Taiwan include Activision Blizzard, NCsoft and Nexon Corporation. Thailand is also a fast growing online game market in Asia, where we believe that Ragnarok Online is the dominant online game based on the number of peak concurrent users, as reported by local game magazines and our licensee’s reports. There are many online game developers and distributors in China such as The9 Limited, which publishes World of Warcraft, and Shanda Interactive Entertainment, whose principal product is Mir II.

Competition from other game platforms

We also compete against PC- and console-based game developers that produce popular package games, such as Electronic Arts, Nintendo, Activision Blizzard and Sony Computer Entertainment, and game console manufacturers such as Microsoft, Sony Computer Entertainment and Nintendo, all of which also have their own console game development studios. In May 2002, Sony Computer Entertainment started distributing its PlayStation 2 game consoles equipped with a network adapter to enable online gaming and in November 2002, Microsoft started an online game service for its Xbox Live consoles. Microsoft launched an enhanced version of its console platform in November 2005 with the Xbox360 and Sony Computer Entertainment launched an enhanced version of its console platform in November 2006 with the PlayStation 3, both of which provide services for online games. Nintendo launched its Wii console platform in November 2006. A number of PC-based game developers are also introducing online features to their PC-packaged games, such as team plays or users-to-users combat features. Moreover, handheld game consoles are also popular among game users. In November 2004, Nintendo launched Nintendo DS, a sequel to Gameboy Advance, and Sony Computer Entertainment’s PlayStation Portable was released in December 2004.

Competition in the online game market is and is expected to remain intense as established game companies with significant financial resources seek to enter the industry. For a discussion of risks relating to competition, See ITEM 3.D. “RISK FACTORS — RISKS RELATING TO OUR BUSINESS — We operate in a highly competitive industry and compete against many large companies.”

INSURANCE

We maintain medical and accident insurance for our employees to the extent required under Korean law, and we also maintain fire and general commercial insurance with respect to our facilities. We do not have any business liability or disruption insurance coverage for our operations in Korea. We maintain a directors’ and officers’ liability insurance policy covering certain potential liabilities of our directors and officers. See ITEM 3.D. “RISK FACTORS — RISKS RELATING TO OUR BUSINESS — We have limited business insurance coverage and any business interruption could have a material adverse effect on our business.”

INTELLECTUAL PROPERTY

Our intellectual property is an essential element of our business. We rely on intellectual property such as copyrights, trademarks and trade secrets, as well as non-competition, confidentiality and license agreements with our employees, suppliers, licensees, business partners and others to protect our intellectual property rights. Our employees are generally required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership rights that they may claim in those works. With respect to copyrights and computer program rights created by our employees within their employment scope and which are made public bearing our name, we are not required to pay any additional compensation to our employees.

In developing Ragnarok Online, we obtained an exclusive license from Mr. Myoung-Jin Lee to use the storyline and characters from his cartoon titled Ragnarok for the production of online games, animation and character merchandising. See ITEM 4.B. “BUSINESS OVERVIEW — OUR PRODUCTS — Massively multiplayer online role playing games — Ragnarok Online.”

We are the registered owner of eight registered software copyrights to seven games: Ragnarok Online, Ragnarok Online II, R.O.S.E. Online, Pucca Racing, Requiem, W Baseball and Arcturus, each of which has been registered with the Korea Software Copyright Committee. We no longer commercially offer Arcturus, a PC-based, stand-alone game and have decided to cease commercialization of W Baseball. As of May 31, 2009, we owned over 67 registered domain names, including our official website and domain names registered in connection with each of the games we offer. In 2008, we filed applications for 135 discrete trademarks, among which 130 were registered and 5 were pending at patent and trademark offices in 47 countries as of May 31, 2009. We had three design patents and two analogous design patents, which are variations of the two design patents, registered with the Korea Intellectual Property Office, and registered copyrights covering 11 game characters and two online game business model patents and 14 patents pending with the Korea Intellectual Property Office, in each case as of May 31, 2009.

SEASONALITY

Usage of our online games has typically increased slightly around the New Year’s holiday and other holidays, in particular during winter and summer school holidays.

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

Korea

The Korean game industry and online game companies operating in Korea are subject to the following laws and regulations:

The Act on Promotion of the Game Industry

In January 2007, the National Assembly amended the Act on Promotion of the Game Industry, or the Promotion Act, which became effective on April 20, 2007. Under the amended Article 21 of the Promotion Act, online games are classified into four categories: “suitable for users of all ages,” “suitable for users 12 years of age or older,” “suitable for users 15 years of age or older” and “suitable for users 18 years of age or older.” The 15 years of age or older category was added between the 12 years of age and 18 years of age categories to increase ratings flexibility. Pucca Racing has been classified as “suitable for users of all ages.” R.O.S.E. Online, Emil Chronicle Online and Ragnarok Online II have been classified as “suitable for users 12 years of age or older.” Ragnarok Online has been classified as “suitable for users 12 years of age or older” except for one server where player-versus-player combat is allowed, which has been classified as “suitable for users 18 years of age or older.” Requiem has been classified as “suitable for users 18 years of age or older.”

The amendment to the Promotion Act includes for the first time the definition of the term “speculative game.” A speculative game refers to a game that permits betting and offers monetary loss or profit that is determined by chance. Elements that may cause a game to be considered a speculative game include the existence of game money used as a means for betting or purchasing game items (items used within the game for progression in the game) that become the subject of exchange with respect to the game money. The Supreme Court decision No. 2007-4702 rendered on October 26, 2007 provided that the determination of whether a business is speculative or not requires a comprehensive consideration of the following factors: the purpose of use, the method and appearance of use, whether money or gifts exchangeable with money are distributed as a result of using the business, the degree and scale thereof, and whether gifts are actually exchanged into cash. Although the new rules and Supreme Court decision are intended to provide more clarity for the determination of whether a game is deemed speculative or not, because our games involve transactions with game items, we may have to expend much effort to ensure that we are in compliance with the new rules.

A game provider has to report any modification in the content of a game to the Game Rating Board, which may require the game to be reclassified depending on the scope of the modification. If the Game Rating Board determines that the game is speculative, it can deny any classification, in which case the game will be prohibited. According to Article 1(2) of the Enforcement Decree of the Promotion Act newly established on May 16, 2007, any games in which money or items of value are collected from a multiple number of persons and profits or losses are allocated based on winnings or losses determined by chance, fall under speculative games. According to Article 16(2) of the Enforcement Decree of the Promotion Act newly established at the same time, so long as certain guidelines are followed, a provision of a gift equivalent to a customer price of Won 5,000 or less, with respect to games that are classified as “suitable for users of all ages,” is not deemed to be an act that encourages gambling. Furthermore, pursuant to Article 38(7) of the Amendment to the Promotion Act, the Ministry of Culture, Sports and Tourism may order information and communication service providers to suspend or restrict services in their information and communication networks for games that are not rated, deemed to be speculative games or that are different from the approved and rated version of the game.

Under the Promotion Act, as partially amended on December 21, 2007, the Minister of Culture, Sports, and Tourism may order information and communication service providers to refuse, stop, or restrict the offering of games if such games are unrated, contents are different from those submitted for rating, were denied rating as speculative games, or were manufactured or distributed by a person not registered for operation of manufacturing or distributing games for profit-making. Game Rating Board undertakes examination of the information and communication service providers and provides recommendation of correction to the providers as necessary. The information and communication service providers are required to implement the corrective measures recommended within 7 days and report the results thereof to the chairman of the Game Rating Board or the Minister of Culture, Sports, and Tourism.

The Game Rating Board published the ‘2008 Yearbook for Classification of Game Ratings’ for the first time in September 2008 and the ‘2009 Yearbook for Classification of Game Ratings’ in June 2009 in order to provide information on industry trends. The Yearbooks include data on ratings and classifications of various games released in Korea and the results of the examination of the information and communication service providers during years 2007 and 2008. The Game Rating Board published the Yearbooks to improve fairness and transparency in inspecting games and to provide industry participants with guidelines on ratings inspection as well as basic information on the development of the game industry.

The Telecommunications Business Act

Under the Telecommunications Business Act, a person who intends to run a value-added telecommunications business must report to the Korea Communications Commission, or KCC, which has the authority to accept and monitor such reports. We are classified as a value-added telecommunications service provider such that we are required to prepare and submit statistical reports regarding, among others, the current status of facilities, subscription records and current status of users to the KCC upon its request. The KCC is responsible for compiling information and formulating telecommunications policies under this Telecommunications Business Act. In addition, we are required to report any transfer, takeover, suspension or closing of our business activities to the KCC, which may cancel our registration or order us to suspend our business for a period of up to one year if we fail to comply with its rules and regulations.

According to Article 21 of the Telecommunications Business Act, however, any person who intends to operate a value-added telecommunications business using small-scale telecommunications facilities is exempted from the obligation to report to the KCC. Before this Article was amended on May 11, 2007, small scale value-added telecommunications business operators had difficulty entering the market because only key telecommunications business operators, such as telephone and Internet service providers, could be exempted from such obligations. The amendment is expected to relieve burdens associated with entering the value-added telecommunications business industry and facilitate its growth, which may result in intensified competition between online game service business operators.

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

The Act on Promotion of Information and Communications Network Utilization and Information Protection, or Information Protection Act

Under the Information Protection Act, we are permitted to gather personal information relating to our subscribers within the scope of their consent. We are, however, generally prohibited from using personal information or providing it to third parties beyond the purposes disclosed in our subscriber agreements. Disclosure of personal information without consent from a subscriber is permitted only if it is necessary for the settlement of information and communication service charges or is expressly permitted by this or any other statute.

We are required to indemnify users for damages occurring as a result of our violation of the foregoing restrictions, unless we can prove the absence of willful misconduct or negligence on our part. We believe that we have instituted appropriate measures and are in compliance with all material restrictions regarding internal mishandling of personal information.

As some information and communication service providers provided personal information of users to third parties without users’ consent, the Information Protection Act, which was partially amended on June 13, 2008, was intended to prevent any act of infringement of personal information through the information and communications network. According to the Information Protection Act, penalty surcharges are imposed on any telecommunications enterprises violating the regulation on the protection of personal information to recover any unfair profits gained by such enterprises, and some conducts, which were previously subject to fines for negligence, become the subject of criminal punishment, and the existing amount of the fine for negligence adjusted upward.

Any telecommunications enterprises violating its obligation to protect personal information by collecting, using, disclosing such information without consent, and not complying with protective measures, may be imposed with surcharges not exceeding 1% of the sales relevant to the conduct of violation in consideration of the details, degree, period, the number of times, and the scale of gained profits.

In addition, the Information Protection Act, as amended, strengthens enforcement by reclassifying certain types of violations, such as collection of personal information of users without their consent, which was previously subject to fines for negligence, as violations subject to criminal punishment. Therefore, Information Protection Act, as amended, is expected to improve the safe management of personal information and reduce civil appeals regarding claims of infringement of personal information.

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

Copyright Act and Computer Programs Protection Act, or Copyright Act

The Copyright Act, which was amended on April 22, 2009, was established by combining the “Copyright Act” on the protection of general works and the “Computer Programs Protection Act” on the protection of computer program works in order to maintain the consistency of copyright protection policies and seek an efficient administration thereof. In addition, the Korea Copyright Commission was established by combining the existing Copyright Commission and the Korea Software Copyright Committee, thereby improving the protection of copyrights and the efficiency in its operation. The amended Copyright Act also includes essential elements of the abolished Computer Programs Protection Act and, in connection with computer program works, restrictions on software copyrights, decompilation of computer programs, and the establishment of the exclusive right to issue computer programs as a special case apart from other kinds of works.

Juvenile Protection Act

The Juvenile Protection Act, as amended on February 29, 2008, prescribes the establishment of the Juvenile Protection Commission under the authority of the Minister of the Ministry for Health, Welfare, and Family Affairs in Korea, or MIHWAF, which has the authority to designate the types of media harmful to juveniles. Under the Juvenile Protection Act, any person who intends to sell, lend or distribute media materials harmful to juveniles or provides them for viewing or utilization is required to confirm the age of the intended user, and shall not sell, rent or distribute such materials, or provide them for viewing or utilization, to juveniles. A person in violation may be punished by imprisonment for a maximum of three years or by a fine not exceeding Won 20 million.

On March 4, 2009, MIHWAF issued a public notice announcing that “websites for trading items” are considered “harmful mass media” to juveniles based on the findings of Juvenile Protection Commission that such websites for trading online game items are likely to encourage gambling and speculation and negatively influence juveniles. In the public notice, MIHWAF prohibited any person under the age of 19 from visiting a website for trading online game items, effective from March 19, 2009.

A website for trading items is a website which offers the services of brokerage or agency for trading of tangible or intangible things gained from online games as prescribed in the Promotion Act. A website for trading items needs to specify on its website that access is not allowed for juveniles, and any person visiting such website is required to go through the adult certification process. Any website operator found to be operating such website in breach of the requirements under the public notice is subject to a maximum of 3 years of imprisonment or a maximum fine of Won 20 million. On June 3, 2009, Item Bay Co., Ltd., one of the leading websites in Korea for trading online game items, initiated an administrative proceeding against MIHWAF seeking cancellation of MIHWAF’s public notice. Item Bay Co., Ltd. argued that “game items are purchased by users at their own discretion depending on their necessity, and remote from speculative activity. Therefore, websites for trading online game items do not fall under media harmful to juveniles.”

While we offer virtual in-game items for sale to our users on the game websites that we operate in Korea, we do not broker the trade of such game items or any other tangible or intangible acquisitions obtained by using online games among our users, and currently do not fall under the category of “website for trading items”. In Korea, however, juveniles account for a significant percentage of online game users. As they are now prohibited from visiting websites for trading items, including virtual in-game items, such prohibition may materially and adversely affect the online game industry in general, which may well have a material adverse affect on our business, financial condition and results of operation.

The Special Tax Treatment Control Law

From 2002 to 2007, we were entitled to a reduced corporate income tax rate of 13.75%, which is 50% of the statutory tax rate, under the Special Tax Treatment Control Law. This reduced tax rate applies to certain designated small- and medium-sized venture companies operating in Korea for a period of six years from the year such companies generate income after being designated as a venture company. We were entitled to such reduced tax rate for the fiscal year ended December 31, 2007 but we were not entitled to this reduced tax rate in 2008. Our income tax rate in 2008 was 27.5%. See ITEM 5.A. “OPERATING RESULTS — OVERVIEW.”

Taiwan

The Taiwanese game industry and online game companies operating in Taiwan are subject to the following material laws and regulations:

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

Regulations of Internet content and game software

Pursuant to the Children and Juvenile Welfare Act, it is illegal to transmit or provide children under 18 years of age with, among other things, computer software, Internet, electronic signals, DVDs and compact discs, that contain content which propagates violence, obscenity or similar material that may undermine the mental and physical health of a minor. Any person or entity violating this Act may be subject to a fine and/or the enterprise may be forced to cease to operate for up to one year. In addition, according to this Act, the Regulations for the Rating of Internet Content, and the Regulations for the Rating of Computer Software, Internet content and computer software shall not violate any mandatory law and certain internet content and computer software shall be classified as “restricted” and therefore shall not be viewed by children and juveniles under the age of 18, which may include, among others:

•	Depiction of homicide or other criminal offenses;

•	Plot involving terror, bloodshed, cruelty, or perversion, which is presented in an intense manner; or

•	Depiction of sexual acts or sexual obscenity, through action, image, language, text, dialogue or sound, yet which does not embarrass or disgust adults in general.

In addition, the Regulations for the Rating of Internet Content suggest that the Internet content that is not rated as restricted is better to be viewed by children under the guidance of the parents, guardians or others taking care of them. The Regulations for the Rating of Computer Software further stipulate that certain computer software not rated as restricted may not be reviewed by children or juveniles under certain age or may only be viewed by them under the guidance or company of the parent, teacher or adult relative depending on the rating of such computer software pursuant to such regulation. The rating of internet content and computer software shall be labeled in accordance with the above regulations, respectively.

Internet café regulation

Currently, there is no mandatory national legislation specifically covering the operation of Internet cafés. However, several municipalities and counties such as Taipei City, Taipei County, Taoyuan County, Tainan City and Nantou County have promulgated specific ordinances imposing restrictions on Internet cafés, which relate to the location, building structure, facilities, business hours, age limit of customers and the classification of Internet content.

In order to have Internet cafés regulated under a national legislation rather than by different municipalities and counties ordinances the ROC MOEA several years ago proposed draft Statutes of Information-Entertainment Industry legislation that, if implemented, would regulate all Internet cafés located in the ROC. Also, according to recent news reports, some legislators proposed to have Internet cafés regulated under the now existing national legislation, Electronic Game Arcade Business Regulation Act. It is unclear, however, whether or when the above proposals will be passed by the Legislative Yuan. In addition, pursuant to the Public Order Maintenance Act, Internet cafés may be subject to a fine and/or a business suspension or shut-down if minors are found at Internet cafés during late hours.

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

Intellectual property

Under the Copyright Act, the domestic online games software is to be classified as copyrightable works in the category of computer program, and, therefore, is to be protected in Taiwan without requiring further registration with ROC governmental agency. For foreign works, including foreign computer programs, according to the Copyright Act, if the works of persons of ROC are protected by copyright law in such foreign country by treaty, agreements or others, the works of persons of such foreign country shall also be protected by the Copyright Act. The works of persons of WTO member countries can now also be protected under the Copyright Act.

Japan

Japan does not currently have any national government regulations targeted specifically at the online game industry. Some regulations that are relevant to or that may affect the online game industry are described below.

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

Thailand

There is no specific law or regulation that directly governs online games, online game companies or the online game industry in Thailand. The online game industry in Thailand operates under a legal regime that generally regulates vendors of Internet cafés and game shops (places where people go to play video games) rather than online game operators. Several of the governmental agencies in Thailand work in cooperation with one another in regulating the industry. The Thai government, principally through the Ministry of Information and Communication Technology, or ICT Ministry, with the cooperation of the Ministry of Culture, has been making efforts to regulate the fast-growing Internet business, in particular the online game industry. The Thai government has, since 2004, proposed measures that would affect the online game industry, including restrictions on the playing time of game users under 18 years of age to three hours per day, prohibition of gambling, lottery or game item trading via online games and mandatory Internet café registration. The Ministry of Commerce in Thailand is also responsible for regulating online businesses by requiring registration.

In June 2008, the Thai Government passed the Films and Videos Act of 2008 to replace the Control of Business Relating to Tape Cassette and Television Material Act. The new legislation imposes measures to control the operators of game shops (including Internet cafés that provide game services) and limit access to game shops by users under 18 years of age. These measures include restrictions on the business days and hours, location and building structure of game shops as well as the daily playing time of games and curfew hours for users under 18 years of age to enter game shops and Internet cafés. These measures, however, will be prescribed in further detail in ministerial regulations of the Ministry of Culture. Pending the prescription of the ministerial regulations by the Ministry of Culture, similar measures under the rules of the Ministry of Interior and provincial authorities issued by virtue of the previous legislation are still in force.

The Films and Videos Act is applicable only to game shop operators that use “video” materials (including, but not limited to, video tapes, video compact discs or digital video discs). “Video” under this Act is defined as “materials that record pictures, or pictures and sound, that can be shown continuously as motion pictures in the forms of games, plays, karaoke with pictures, or other characteristics as prescribed in the ministerial regulations”. Currently, there is no ratings system for online games. According to publicly available information, the Ministry of Culture is considering proposing a draft amendment to the Films and Videos Act to provide a ratings system for the film and video materials under this Act, which may or may not include online games. Due to a lack of precedent and uncertainties in the interpretation of this new legislation by the Thai authorities, the online game operators may or may not be subject to this Act. Despite such uncertainties, the control of game shop operators by this Act may have an impact on the online game industry.

Registration of Internet cafés and online game operators

There is no legislation that specifically regulates online game operators, Internet cafés or online game shops. The Ministry of Commerce in Thailand, however, requires that online game operators offering online games over websites or Internet portals register for e-business registration and also requires Internet cafés and online game shops to register under the Commercial Registration Act. Under the Films and Videos Act, game operators are also required to obtain an operating license from the Ministry of Culture. In addition, the ICT Ministerial Notification, enacted under the new Computer Related Crime Act, obliges Internet service providers (Internet cafés and online game shops) to keep traffic data for not less than 90 days after such data is entered into a computer system. The traffic data items are: (i) the user’s identifying data, (ii) time of use and (iii) the computer IP address.

Regulation of business days and hours, and location and building structure of Internet cafés and game shops

In June 2008, the Control of Business Relating to Tape Cassette and Television Material Act was repealed and replaced by the Films and Videos Act. Under the Films and Videos Act, the business days and hours (especially service hours for users under 18 years of age), location and building structure of game shops are restricted, as will be prescribed in further detail in ministerial regulations of the Ministry of Culture. Pending the prescription of ministerial regulations by the Ministry of Culture, similar measures under the rules of the Ministry of Interior and provincial authorities (e.g. the curfew hour for users under 18 years of age to enter Internet cafés and game shops after 10.00 p.m. and the 3-hours per day playing time for game users under 18 years of age) are still in force.

Restriction on access by children

The Child Protection Act prohibits any person from forcing, threatening, inducing, advocating, causing or permitting children to misbehave or engage in misconduct. In order to implement the protective measures under the Child Protection Act, the Ministry of Culture will also prescribe ministerial regulations under the Films and Videos Act to limit access to Internet cafés and game shops by users under 18 years of age. In addition, the ICT Minister requests online game operators to close access to its game server after curfew hours. Users over 18 years of age, however, are permitted password protected access to certain online game servers even after curfew hours by obtaining a password available at the post office. The ICT Minister has also implemented the “Goodnet” project, which recommends that members of the computer and Internet service provider community cooperate in restricting their business hours to prevent children under the age of 18 from entering their place of business after curfew hours. Similarly, the Office of the National Culture Commission, in cooperation with the Thai Health Promotion Foundation, has established the “White Game Shops for Juveniles” project which encourages offline and online game shop operators to operate their businesses in strict compliance with the relevant laws and regulations.

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

China

The online game industry in China operates under a legal regime that consists of the State Council, which is the highest authority of the executive branch of the PRC central government, and various ministries and agencies under its leadership. These ministries and agencies include, among others:

•	the Ministry of Industry and Information Technology;

•	the Ministry of Culture;

•	the General Administration of Press and Publication;

•	the National Copyright Administration;

•	the Ministry of Public Security; and

•	the Bureau of State Secrecy.

The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business, which are discussed below.

Licenses

Online game companies are required to obtain licenses from a variety of PRC regulatory authorities. As an ICP business, online game companies are required to hold a value-added telecommunications business operation license, or ICP license, issued by the Ministry of Industry and Information Technology or its local offices, and for ICP operators which provide ICP services in multiple provinces, autonomous regions and centrally administered municipalities, it is required that they obtain an inter-regional ICP license. Any ICP license holder that engages in the supply and servicing of Internet cultural products, which include online games, must obtain an additional Internet culture business operation license from the Ministry of Culture. The General Administration of Press and Publication and the Ministry of Industry and Information Technology jointly impose an approval requirement for any entity that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet. Furthermore, the Ministry of Industry and Information Technology has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, and obtain an approval from, the relevant telecommunications authorities.

Regulation of Internet content

The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including the Ministry of Industry and Information Technology, the Ministry of Culture and the General Administration of Press and Publication. These measures specifically prohibit Internet activities, including the operation of online games, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

In addition, the PRC government has issued several regulations concerning the installation of filter software to filter out unhealthy content from the Internet. In April 1, 2009, the Ministry of Education, the Ministry of Industry and Information Technology and other ministries and agencies promulgated a notice requiring that by the end of May 2009, all computer terminals connected with the Internet at all elementary and secondary schools shall be able to include and operate the Green Dam-Youth Escort, a software aimed at filtering out unhealthy content in text and graphics from the Internet, which, according to the official Website of the software, may be used to control the time on Internet, prohibit access to computer games, and filtering out unhealthy Websites. The Ministry of Industry and Information Technology further expands the scope of usage of this filter software by issuing a notice on May 19, 2009 requiring that effective as of July 1, 2009, all computers manufactured and sold in China shall have the latest available version of Green Dam-Youth Escort preinstalled when they leave the factories and all imported computers shall have the latest available version of Green Dam-Youth Escort preinstalled before being sold in China. The Green Dam Youth Escort should be preinstalled on the hard drive of the computer or in the form of a CD accompanying the computer and should also be included in the backup partition and system restore CD.

Regulation of information security

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

Import regulation

Licensing online games from abroad and importing them into China is regulated in several ways. Any license agreement with a foreign licensor that involves import of technologies, including online game software into China, is required to be registered with the Ministry of Commerce. Without that registration, a licensee cannot remit license fees out of China to any foreign game licensor. In addition, the Ministry of Culture requires the licensee to submit for its content review and approval any online games to be imported, and after obtaining the approval from the Ministry of Culture, if there is any upgrade or any material change to the content of the imported online games during the operation, the licensee shall submit the new version of imported online games to the Ministry of Culture for content review. If a licensee imports and/or operates games without the required approval, the Ministry of Culture may impose penalties, including revoking the Internet culture business operations license required for the operation of online games in China. Furthermore, the National Copyright Administration requires the licensee to register copyright license agreements relating to imported software. Without the National Copyright Administration registration, a licensee cannot remit license fees out of China to any foreign game licensor and is not allowed to publish or reproduce the imported game software in China.

Intellectual property rights

The National People’s Congress, the State Council and the National Copyright Administration have promulgated various laws, regulations and rules relating to protection of software in China. Under these laws, regulations and rules, software owners, licensees and transferees may register their rights in software with the National Copyright Administration or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may receive better protection.

Internet café and online game regulation

Internet cafés are required to obtain a license from the Ministry of Culture and the State Administration for Industry and Commerce, and are subject to requirements and regulations with respect to minimum registered capital, location, size, number of computers, age limit of customers and business hours. The PRC government has published a series of rules in recent years to intensify its regulation of Internet cafés. In February 2007, 14 PRC governmental agencies, including the Ministry of Industry and Information Technology, the General Administration of Press and Publication and Ministry of Public Security jointly promulgated a notice about strengthening regulations over Internet cafés and online games. According to the notice, no new Internet café should be approved in 2007 and the regulation of existing cafés should be strengthened. In April 2007, eight PRC governmental agencies, including the Ministry of Education, the Ministry of Industry and Information Technology, the General Administration of Press and Publication and the Ministry of Public Security jointly promulgated a notice regarding the implementation of online game anti-addiction systems to protect the physical and psychological health of minors. According to the notice, online game operators are required to develop and implement anti-addiction systems to all online games from July 16, 2007, and the corresponding identity authentication schemes of the anti-addiction systems shall be put into operation at the same time. Otherwise, the online games may not be approved by or filed with the relevant authorities or may not carry out “open beta” testing for operational purposes. In mid-2008 and March 2009, the Ministry of Culture and other ministries and agencies, individually or jointly, issued several notices which provide various ways to strengthen the regulation of Internet cafés, including investigating and punishing the Internet cafés which accept minors, cracking down on Internet cafés operating without sufficient and valid licenses, limiting the total number of Internet cafés, screening unlawful games and websites, and improving the coordination of regulation over Internet cafés and online games.

Privacy protection

PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the Ministry of Industry and Information Technology or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

Regulation on information reporting

On April 13, 2009, the Ministry of Industry and Information Technology promulgated the Implementation Measures for Internet Network Security Information Reporting, or the Implementation Measures, pursuant to which ICP operators with inter-regional operations shall set up information monitor mechanism and information report mechanism, and shall report the required event information and early warning information to the competent tele-communications authorities and/or National Computer Network Emergency Response Technical Team/Coordination Center of China in accordance with the Implementation Measures.

While we believe that our licensees are in compliance with the applicable laws and regulations governing the online game industry in China, we cannot assure you that operation of our games in China will not be found to be in violation of any current or future Chinese laws and regulations. Failure by our overseas licensees to comply with laws and regulations in China, including obtaining and maintaining the requisite government licenses and permits, may have a material adverse effect on our business, financial condition and results of operations. See ITEM 3.D. “RISK FACTORS — RISKS RELATING TO OUR BUSINESS — In many of our markets, we rely on our licensees to distribute, market and operate our games, and to comply with applicable laws and government regulations.”

United States

Game Ratings and Attempts to Regulate Access to Children

Most video game software publishers comply with the standardized rating system established by the Entertainment Software Rating Board, or ESRB, a non-profit, self-regulatory body established in 1994 by the Entertainment Software Association, or ESA. ESRB rates video games submitted by video game publishers; the ratings include both a symbol for age appropriateness (e.g., “E” for Everyone or “M” for Mature) and a content descriptor (e.g., “Blood and Gore” or “Intense Violence”). The ESRB specifically excludes any online interactions from the rating, as the ESRB is unable to review content, such as chat, text, audio and video generated by other users in an online environment.

ESRB has rated our games as follows: Requiem is rated “Mature,” Ragnarok Online is rated “Teen,” and R.O.S.E. Online is rated “Everyone 10+.”

By submitting a game to the ESRB and using an ESRB rating, a video game publisher must agree to adhere to advertising and packaging guidelines for the rated game, such as using appropriate advertising content and not targeting under-aged audiences for video games rated “Teen,” “Mature” or “Adults only.” The Advertising Review Board has been granted the oversight and enforcement authority for compliance with the advertising guidelines. The ESRB ratings must be displayed on both the front and back of game packaging in compliance with the ESRB requirements. The ESRB may sanction game producers for failing to label their product properly. Although submitting a game to the ESRB is voluntary, many retailers will not sell games without an ESRB rating.

The United States Federal Trade Commission, or FTC, has also taken action with respect to improper ratings. In response to allegations that two videogame publishers failed to disclose hidden nudity and sexually-themed content from the ESRB during the ratings process, the FTC issued a consent order compelling the videogame publishers not to, expressly or implicitly, misrepresent the ratings or content descriptors of their videogames and to maintain a system that ensures that all of the content in their video games are considered and reviewed in preparing submissions to the ESRB. The FTC has also posted an online form on its web site for the public to file complaints regarding video game ratings that do not accurately reflect of the content of the game.

A number of bills have been introduced in Congress to specifically regulate the sale of video games with violent content to minors, but currently no such federal laws are in force. Several States, however, have enacted or are considering laws that would regulate game industry content and marketing, including the rental or sale of games with violent content by or to minors. To date, such laws, when challenged, have been declared unconstitutional. A federal court recently declared unconstitutional a California law that imposes fines on retailers that sell or rent certain violent video games to minors, and in May, 2009, California appealed the ruling to the United States Supreme Court.

The State of Maryland has enacted a law that regulates the sale of video games with explicit sexual content to minors. The Maryland law has not been challenged in court and remains in force. Some other States have enacted laws that require the posting of signs providing information about ESRB ratings.

If the United States Supreme Court were to overturn the decision to invalidate the California law regarding sales of “M” rated games, or if any groups (including international, national and local political and regulatory bodies) were to otherwise target “M” rated titles, sales practices regarding such titles could be affected and/or producers could be required to alter the content of such video games.

Even in the absence of the laws, retailers have become more reluctant to sell “M” rated video games to minors. The FTC issues periodic reports with respect to the marketing of “M” rated games to minors, and in its most recent report (2008) the FTC reported that only 20% of the underage “undercover shoppers” were able to purchase “M” rated video games. Consumer advocacy groups have also opposed sales of interactive entertainment software containing graphic violence, profanity or sexually explicit material by engaging in public demonstrations and media campaigns.

Online Collection of Information from Children

The Children’s Online Privacy Protection Act of 1998, or COPPA, prohibits any website operator from collecting or maintaining personal information (first and last name, home address, email address, telephone number, Social Security number, or other information that permits the physical or online contacting of a specific individual) of children under 13 years of age, unless the website operator obtains verifiable parental consent.

A website that knowingly collects information from children under 13 years old, or that in whole or part is directed to children under 13 years old, must obtain verifiable parental consent and must provide notice of what information is collected from children, how it is used and the operator’s disclosure practices for such information. The operator must establish and maintain reasonable procedures to protect the confidentiality, security and integrity of any personal information collected from children under 13 years of age. COPPA also prohibits conditioning a child’s participation in a game on the child disclosing more personal information than is reasonably necessary to participate in such activity.

States may not impose laws that are inconsistent with COPPA, but State attorneys general may bring an action under COPPA against a website operator on behalf of the citizens of the State.

Protection of Personal Information

Most States have some form of specific legislation regarding the protection personal information collected, processed or maintained in electronic form. Under these laws, businesses are required to implement and maintain reasonable security measures designed to protect the computerized personal information of its customers or users from unauthorized access, disclosure or use. These measures may require the encryption of sensitive data, such as credit card numbers, social security numbers, bank security access codes, etc. In the event that a business suffers a security breach, these laws generally require the business to provide notice of such breach to each individual user affected by the breach. In addition, if such personal information is accessed by unauthorized individuals as a result of the business’ failure to use reasonable measures to protect the information, the business may be liable to those customers for any misuse of such personal information and may be liable for statutory fines or penalties.

Privacy Policy Requirements

Many States require an operator of a website to develop, maintain and post on its website a privacy policy that informs its customers and users the categories of personal information that is collected by the operator, how it used and shared with third parties and how users may change or update such information. While most States do not impose statutory fines or penalties on an operator for failing to comply with its privacy policy, an operator may be directly liable to its customer or users if it fails to comply with its posted privacy policy if such noncompliance harms the users.

Liability Arising from User Speech and Conduct

Section 230 of the Communications Decency Act of 1996, or CDA, provides limited protection to interactive computer services, such as an online game service, from liability for publishing information posted or provided by others, such as the users of an online game service. The CDA can, for example, help protect an online game service provider from liability as a publisher that could otherwise arise from a user making defamatory statements on the service about another user. The protections of the CDA, however, do not immunize interactive computer services from criminal liability under United States Federal law (e.g., obscenity or child pornography), for infringement of intellectual property law, or any state laws that are not inconsistent with the CDA.

Some commentators consider Section 230 of the CDA controversial and have called for it to be amended by Congress because a number of courts have interpreted it as granting broad tort immunity. One recent case rejected immunity by holding that claims involving a person’s personal information is a violation of such persons’ publicity rights, which the court held were intellectual property rights outside of the scope of immunity. Another court recently held that an interactive computer service was not immune from federal Fair Housing Act violations because the interactive computer service provided tools such as pull down menus that assisted the users in creating the content that violated the Fair Housing Act.

Congress or the courts could continue to narrow the application of Section 230 of the CDA, in which case online game service operators, such as the Company, could face increased potential liability for certain speech or conduct by the users on their online game service.

ITEM 4.C.	Organizational Structure

The following is our organizational structure as of May 31, 2009:

Note:

(1)	L5 Games Inc. and Gravity Middle East & Africa went into liquidation proceedings in the United States and United Arab Emirates in August 2008 and September 2008, respectively.

ITEM 4.D.	Property, Plants and Equipment

As of December 31, 2008, our property and equipment mainly consisted of (i) game engines, (ii) network servers and (iii) personal computers. As of December 31, 2008, the net book value of our property and equipment was Won 5,226 million (US$4,092 thousand). Because our main business is to develop and distribute online game services, we do not own any factories or facilities that manufacture products.

Korea

Our principal executive and administrative offices are located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-270 Korea. We currently occupy 111,031 square feet of office space, which we lease from Korea Software Industry Promotion Agency, pursuant to a lease that will expire on December 31, 2012 and which is renewable for one additional year. The annual lease payment amounts to Won 1,764 million (US$1,381 thousand). The offices of NeoCyon, our 96.11% owned subsidiary, are located at Nuritkum Square R&D Tower 14F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-270 Korea. NeoCyon currently occupies 3,914 square feet of office space, subleased from us. The annual lease payment amounts to Won 62 million (US$49 thousand). We believe that the existing facilities of Gravity and NeoCyon are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

United States

The offices of Gravity Interactive, our wholly-owned subsidiary in the United States, are located at 4499 Glencoe Avenue, Marina Del Rey, California 90292. Gravity Interactive currently occupies 21,775 square feet of office space, leased from a third party. The annual lease payment amounts to US$797 thousand. The offices of L5 Games Inc., the wholly-owned subsidiary of Gravity Interactive, are located at 1825 South Grant Street Suite 400, San Mateo, California. L5 Games currently occupies 8,370 square feet of office space, leased from a third party with a lease agreement expiring September 2009. The lease payment from January 2009 to September 2009 amounts to US$150.7 thousand. We believe that the existing facilities of Gravity Interactive and L5 Games are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

France

The offices of Gravity EU, our wholly-owned subsidiary in France, are located at 1 Place de la Coupole, Tour Areva 30 Floor, Paris La Defense. Gravity EU currently occupies 581 square feet of office space, leased from a third party. The annual lease payment amounts to EUR 60 thousand (US$79 thousand). For convenience only, the Euro amounts are expressed in U.S. dollars at the rate of EUR 0.76 to US$1.00, the noon buying rate of EMU (European Monetary Union) Euros to U.S. dollars as quoted by the Federal Reserve Bank of New York as of April 30, 2009. We believe that the existing facilities of Gravity EU are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

Russia

The offices of Gravity CIS, Co., Ltd. our wholly-owned subsidiary in Russia, are located at 125040, Str. Nizhnyaya build. 14, str.1, Moscow. Gravity CIS currently occupies 1,812 square feet of office space, leased from a third party. The annual lease payment amounts to Russian Ruble 4,615 thousand (US$139 thousand). For convenience only, the Russian Rubles amounts are expressed in U.S. dollars at the rate of Russian Ruble 33.25 to US$1.00, the rate of Russian Rubles to U.S. dollars as quoted by the Russian Central Bank as of April 30, 2009. We believe that the existing facilities of Gravity CIS are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

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

ITEM 5.A.	Operating Results

OVERVIEW

We are a leading developer and distributor of online games in Japan, Brazil, the Philippines, Indonesia, Singapore, Malaysia, Thailand, Russia and Taiwan based on the number of peak concurrent users. Our headquarter is in Korea and we are incorporated under the laws of Korea. From our inception in April 2000 to the commercialization of our first online game, Ragnarok Online, in August 2002, our operating activities were limited primarily to developing Ragnarok Online. Our revenues have been and continue to be driven primarily by our first game, Ragnarok Online. Our future growth and profitability will be determined by our ability to enhance the features on our existing games and introduce new games with characters, features and functions that gain market acceptance and following.

Since Ragnarok Online’s initial commercial launch in August 2002, we have experienced significant growth in revenues and net income until 2004. In 2005 and 2006, our revenues and net income decreased significantly. Our revenues declined by 1.8% to Won 40,229 million in 2007 from Won 40,963 million in 2006. In 2008, our revenues increased by 32.2% to Won 53,170 million (US$41,637 thousand) from Won 40,229 million in 2007. We recorded a net loss of Won 2,773 million (US$2,172 thousand) in 2008 as compared to a net loss of Won 23,201 million in 2007 and a net loss of Won 22,265 million in 2006. Our gross profit margin decreased to 47.8% in 2008 from 51.6% in 2007 and 56.7% in 2006, and our operating margin increased to negative 0.4% in 2008 from negative 56.3% in 2007 and negative 29.8% in 2006. We attribute our revenue growth until 2004 largely to our early entry into additional markets since Ragnarok Online’s commercial launch and the continuing popularity of Ragnarok Online among users in the existing markets. Once a game is launched and the initial development and marketing costs have been expensed, relatively low marginal costs are incurred to expand into additional markets directly or through licensing arrangements. The decrease in revenues in 2007 and 2006 was primarily due to the continuing decline in royalties from Ragnarok Online because we believe that it had begun to reach relative maturity in our principal markets at such times. The increase in revenues in 2008 was mainly due to the currency gains from the depreciation of the Won against foreign currencies, mainly the Japanese Yen, and the increase in revenues from micro-transactions (sale of virtual in-game items). Our operating expenses for 2008 decreased as compared to 2007 primarily as a result of significant expenses recognized in 2007 which did not recur in 2008. The following expenses were recognized in 2007: (i) the recognition of an impairment loss in the amount of Won 8,619 million on available for sale securities related to the liquidation of Perpetual Entertainment, Inc., and (ii) advertising expenses related to the expenses for open beta testing of Ragnarok Online II and Requiem starting, and commercialization of Emil Chronicle Online, Pucca Racing and Requiem and the Gravity Festival. The decrease in operating expenses in 2008 was also partly attributable to decreased R&D expenses because R&D expenses were converted into intangible assets after start of open beta testing of some of our games and such expenses were amortized as cost of revenues after commercialization. Our revenue trend will be materially affected in the future by the popularity of online games introduced by our competitors.

In August 2007, we commercially launched Emil Chronicle Online, a massively multi player online role playing game, followed by Pucca Racing, a casual online role playing game, in September 2007 and Requiem, a massively multi player online role playing game, in October 2007. Revenues were Won 957 million (US$749 thousand) for Emil Chronicle Online, Won 106 million (US$83 thousand) for Pucca Racing and Won 1,743 million (US$1,365 thousand) for Requiem in 2008 and Won 145 million, Won 3 million and Won 644 million in 2007, respectively.

Our corporate income tax rate in 2008 was 27.5%. From 2002 to 2007, our corporate income tax was 13.75% as we were entitled to a 50% reduction in our corporate income tax rate as we were designated as a small-and medium-sized venture company. We lost such designation in 2008. See ITEM 4.B. “BUSINESS OVERVIEW — LAWS AND REGULATIONS — Korea — The Special Tax Treatment Control Law.”

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

Online games — subscription revenue

All subscription fees are prepaid. Prepaid online game subscription fees are deferred and recognized as revenue on a monthly basis in proportion to the number of days lapsed or based on actual hours used.

Online games — royalties and license fees

We license the right to market and distribute our games in various countries for a license fee and receive monthly royalties based on an agreed percentage of the licensees’ revenues from our games.

The initial license fees are deferred and recognized ratably as revenue over the license period, which generally does not exceed two years. If license agreements are renewed upon expiration of their terms, renewal license fees are deferred and recognized ratably over the new license period. The guaranteed minimum royalty payments are deferred and recognized as the relevant royalty is earned. For a table setting forth details of each license agreement, See ITEM 4.B. “BUSINESS OVERVIEW — OUR MARKETS — Overseas markets.” In addition, if the license agreements are renewed upon the expiration of their terms, we generally receive renewal license fees, which are deferred and recognized ratably over the new license period.

We also receive royalty revenues from our licensees based on an agreed percentage of each of the licensee’s revenues from our games. Royalty revenues are recognized on a monthly basis after the licensee confirms its revenues based on the licensees’ sales from our games during the month. We generally are advised by each of our licensees as to the amount of royalties earned by us from such licensee within 15 to 25 days following the end of each month. We generally receive payments of the royalties within 20 to 30 days following the end of each month, except in Europe and China where such payments are received up to 45 days and 60 days after the end of each month, respectively.

Mobile games revenue

Mobile games are played using mobile phones and other mobile devices. Mobile games revenues are derived from contract prices and a proportion of the per-download fees that users pay. Contract prices are recognized when the products or services have been delivered or rendered and the customers can begin use in accordance with the contractual terms, and per-download fees are recognized on a monthly basis as they are earned.

Character merchandising, animation and other revenue

We license the right to commercialize or distribute our game characters or animation to third-party licensees in exchange for contract prices. These contract prices are recognized when the products or services have been delivered or rendered and the customers can begin their use in accordance with the contractual terms. In addition, we receive royalty payment based on a specified percentage of the licensees’ sales.

We also sell goods related to mobile phones, such as ornamental accessories and USB data cable.

The following table sets forth a breakdown of revenues by type of revenue and the percentage of total revenue for the periods indicated.

	Year Ended December 31,
Revenue Type	2006			2007			2008
			(In millions of Korean Won and percentages)

Online games-subscription revenue	~~W~~	8,420	20.6%	~~W~~	9,405	23.4%	~~W~~	12,576	23.7%
Online games-royalties and license fees		26,123	63.8		24,698	61.4		30,110	56.6
Mobile games		3,840	9.4		4,063	10.1		6,882	12.9
Character merchandising, animation and other revenue		2,580	6.2		2,063	5.1		3,602	6.8

Total	~~W~~	40,963	100.0%	~~W~~	40,229	100.0%	~~W~~	53,170	100.0%

Cost of revenues

Our cost of revenues consists principally of the following:

•	operational expenses, server depreciation expenses, server maintenance costs and related personnel costs and amortization of development-related costs as described in ITEM 5.A. “Operating Results — Critical Accounting Policies — Capitalized software development costs”; and

•	royalty payments to Mr. Myoung-Jin Lee, for the right to use the storyline and characters from his “Ragnarok” cartoon series used in our game Ragnarok Online. We paid Mr. Lee an initial license fee of Won 40 million and are required to pay royalties based on 1.0% or 1.5% of adjusted revenues (net of value-added taxes and certain other expenses) or 2.5%, 5% or 10% of net income generated from the use of the Ragnarok brand, depending on the type of revenues received from the operation or licensing of Ragnarok Online

The cost of revenues from the payments to Mr. Myoung-Jin Lee was Won 367 million for 2007 and Won 520 million (US$407 thousand) for 2008. This agreement expires in January 2033.

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

Research and development expenses

Research and development expenses consist primarily of payroll and other overhead expenses which are all expensed as incurred until technological feasibility of a game is reached. Once technological feasibility of a game is reached, these costs are capitalized and, once commercial operation commences, amortized as cost of revenues. See ITEM 5.A. “OPERATING RESULTS — CRITICAL ACCOUNTING POLICIES — Capitalized software development costs.”

Interest expense

We recorded interest expense of Won 31 million (US$24 thousand) in 2008 as compared to Won 92 million in 2007 and Won 95 million in 2006.

Foreign currency effects

In 2008, 73.7% of our revenues were denominated in foreign currencies, primarily in U.S. dollars and Japanese Yen. In most of the countries in which our games are distributed, the revenues generated by our licensees are denominated in local currencies, which include the Japanese Yen, Euro, NT dollar, the Thai Baht and Chinese Yuan. The revenues from those countries, other than the United States, Japan and European countries, are converted into the U.S. dollar for remittance of monthly royalty payments to us. Depreciation of these local currencies against the U.S. dollar will result in reduced monthly royalty payments in U.S. dollar terms, thereby having a negative impact on our revenues.

Although we receive our monthly royalty revenues from our overseas licensees in foreign currencies, primarily in U.S. dollar and Japanese Yen, in the case of the U.S. and Japan, and other local currencies, such as the Euro, the NT dollar, the Thai Baht and the Chinese Yuan in our other principal markets, substantially all of our costs are denominated in Won. We receive monthly royalty payments from our overseas licensees based on an agreed percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. We generally receive these royalty payments 20 to 30 days after the end of each month (except in Europe and China, where such payment could be received up to 45 days and 60 days after the end of each month, respectively) unless delayed due to extraordinary circumstances. Appreciation or depreciation of the Won against these foreign currencies during this period will result in foreign currency losses or gains and affect our net income.

As of December 31, 2008, 2007 and 2006, we had no foreign currency forward contracts outstanding. See ITEM 11 “QUANTITATIVE INFORMATION ABOUT MARKET RISK.”

Income tax expenses

Income tax expenses were Won 3,379 million (US$2,646 thousand) in 2008, as compared to Won 2,916 million in 2007 and Won 12,069 million in 2006.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, contingent liabilities, and revenue and expenses during the reporting period. We evaluate our estimates on an ongoing basis based on historical experience and other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The policies discussed below are considered by our management to be critical because they are not only important to the portrayal of our financial condition and results of operations but also because application and interpretation of these policies require both judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

Revenue recognition

We derive, and expect to continue to generate, most of our revenues from online game subscription fees paid by users in Korea, and royalties and license fees paid by our licensees in overseas markets. Our revenues can be classified into the following four categories: (i) online games — subscription revenue; (ii) online games — royalties and license fees; (iii) mobile games; and (iv) character merchandising, animation and other revenue. For details, See ITEM 5.A. “OPERATING RESULTS — OVERVIEW — Revenues.”

We recognize revenue in accordance with U.S. GAAP, as set forth in SEC Staff Accounting Bulletin No. 104, Revenue Recognition, Statement of Position 97-2, Software Revenue Recognition and other related pronouncements.

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

Subsequent to June 2003, pursuant to agreements with various payment processing service providers, the providers are responsible for remitting to us the full subscription revenues generated in Korea after deducting their fixed service fees and charges of approximately 8% to 15%. In addition we do not assume any collection risk since payment processing service providers now bear the risk of loss and delinquencies.

Capitalized software development costs

We account for capitalized software development costs in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and treated as research and development expenses. Once the game has reached technological feasibility, all subsequent software development costs for that product are capitalized until it is released for sale. Technological feasibility is evaluated on a product-by-product basis, but generally occurs once the online game has a proven ability to operate on a multi-player level for a large number of users. After the game is commercially released, the capitalized product development costs are amortized and expensed over the game’s estimated useful life, which is deemed to be three years. This expense is recorded as a component of cost of revenues.

We evaluate the recoverability of capitalized software development costs on a product-by-product basis. Capitalized costs for those products whose further development or sale is terminated are expensed in the period at which cancellation of the development or sale of such products occurs. In addition, a charge to cost of revenues is recorded when management’s forecast for a particular game indicates that unamortized capitalized costs exceed the net realizable value of that asset.

Significant management judgment is required to assess the timing of technological feasibility as well as the ongoing recoverability of capitalized costs.

Impairment of goodwill and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in our acquisition of NeoCyon. As of December 31, 2008, residual goodwill reflected on our balance sheet was Won 1,451 million (US$1,136 thousand). We evaluate goodwill on an annual basis for possible impairment, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), using fair value techniques and market comparables.

The assessment of impairments under SFAS 142 requires significant judgment and requires estimates to assess fair values. A percentage difference in cash flow projections or discount rate used would not likely result in an impairment write-down. We believe that plus or minus five percentage difference in cash flow projections or discount rate used would not result in additional significant impairment loss.

Impairment of Investments

Our investments are comprised of equity securities accounted for under both the cost and equity methods of accounting. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by taking a charge to earnings. We regularly evaluate our investments to identify other-than-temporary impairments of individual securities. We consider the following factors in determining whether an other-than-temporary decline in value has occurred: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans, milestones and estimated future cash flows of the investee, and other specific factors affecting the market value. We have evaluated our investment in the Online Game Revolution Fund No. 1, a limited liability partnership, or the Revolution Fund, and Perpetual Entertainment Inc. The Company’s investment in Perpetual Entertainment was recorded as an impairment loss due to the liquidation of Perpetual Entertainment on October 10, 2007. The impairment loss reflected in our income statements was Won 8,619 million. Significant management judgment is involved in evaluating whether there is impairment. Any changes in assumptions could significantly affect the valuation and timing of recognition of impairment losses.

Income taxes

We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, income taxes are accounted for under the asset and liability method.

Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the business operates, and the overall future industry outlook. As of December 31, 2008, we have concluded that deferred tax assets of NeoCyon will be recognized based on our historical and projected net and taxable income.

We enjoyed in 2007 a reduced tax rate of 13.75%, which is 50% of the statutory tax rate and applied to certain designated venture companies. However, the Company was no longer entitled to such tax benefits in 2008.

Accordingly, deferred income taxes as of December 31, 2008 were calculated based on the rate of 24.2% and 22% for the amounts expected to be realized during the fiscal year 2009 and thereafter, respectively. Due to the amendment to the corporate income tax law, the rate of 24.2% will be applied for the fiscal year 2009 and 22% for the fiscal year 2010 and thereafter, respectively. See ITEM 5.A. “OPERATING RESULTS — OVERVIEW”

Recent accounting pronouncements

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS No. 141(R)”), which replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and that an acquirer be identified for each business combination. This statement also establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling (minority) interests in an acquiree, and any goodwill acquired in a business combination or gain recognized from a bargain purchase. We must apply SFAS No. 141(R) prospectively to business combinations for which the acquisition date occurs on or after January 1, 2009. The impact on us of applying SFAS No. 141(R) for periods subsequent to implementation will be dependent upon the nature of any transactions within the scope of SFAS No. 141(R).

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin (ARB) No. 51 (“SFAS 160”), which amends ARB No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in a consolidated entity that should be reported as equity in the consolidated financial statements. This statement also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. In addition, SFAS 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. For us, SFAS No. 160 is effective as of January 1, 2009, and must be applied prospectively, except for certain presentation and disclosure requirements which must be applied retrospectively. We believe that the retrospective requirements of SFAS 160 will not have a material impact on our financial statements.

In February 2008, the FASB issued Staff Position No. 157-2 (FSP 157-2), which delays the effective date of FAS 157 one year for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis. For us, FSP 157-2 is effective as of January 1, 2009. We believe that the adoption of FSP 157-2 will not have a material impact on our financial statements.

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

SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently in the process of evaluating the impact of adopting this standard.

In April 2008, the FASB issued Staff Position FAS 142-3, “Determination of Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, “Goodwill and Other Intangible Assets.” FSP 142-3 also requires expanded disclosure regarding the determination of intangible asset useful lives. For the Company, FSP 142-3 is effective as of January 1, 2009. We believe that the adoption of FSP 142-3 will not have a material impact on our financial statements.

In January 2009, the FASB issued FSP EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20.” This FSP revises other-than-temporary-impairment guidance for beneficial interests in securitized financial assets that are within the scope of Issue 99-20. This FSP is effective for interim and annual reporting periods ending after December 15, 2008. Accordingly, we adopted this guidance for the year ended December 31, 2008. Our adoption of this guidance did not have a material effect on our financial position or results of operations.

RESULTS OF OPERATIONS: 2008 COMPARED TO 2007

The following table summarizes our results of operations for the periods indicated.

	Year Ended December 31,
	2007		2008		2008(1)		% Change
	(In millions of Won and thousands of US$ except for percentages)
					(Unaudited)

Revenues:
Online games — subscription revenue	~~W~~	9,405	~~W~~	12,576	US $	9,848	33.7%
Online games — royalties and license fees		24,698		30,110		23,579	21.9
Mobile games		4,063		6,882		5,389	69.4
Character merchandising, animation and other revenue		2,063		3,602		2,821	74.6

Total net revenue		40,229		53,170		41,637	32.2
Cost of revenue		19,479		27,772		21,748	42.6

Gross profit		20,750		25,398		19,889	22.4
Gross profit margin(2)		51.6%		47.8%		47.8%
Operating expenses:
Selling, general and administrative		29,030		23,489		18,394	(19.1)
Research and development		5,761		2,145		1,680	(62.8)
Impairment losses on investments		8,619		—		—	N/M

Total operating expenses		43,410		25,634		20,074	(40.9)
Operating income (loss)		(22,660)		(236)		(185)	(99.0)
Operating profit margin(3)		(56.3)%		(0.4)%		(0.4)%
Other income (expenses):
Interest income		3,041		2,857		2,237	(6.1)
Interest expense		(92)		(31)		(24)	(66.3)
Foreign currency income, net		388		3,235		2,533	733.8
Others, net		104		(31)		(24)	(129.8)

Total net other expense		3,441		6,030		4,722	75.2
Income (loss) before income tax expenses (benefit), minority interest, and equity loss of joint venture		(19,219)		5,794		4,537	(130.1)
Income tax expenses (benefit)		2,916		3,379		2,646	15.9

Income (loss) before minority interest and equity in loss of related joint venture and partnership		(22,135)		2,415		1,891	(110.9)
Minority interest(4)		40		69		54	72.5
Equity loss of joint venture and partnership(5)		1,026		5,119		4,009	398.9

Income (loss) before cumulative effect of change in accounting principle		(23,201)		(2,773)		(2,172)	(88.0)

Net income (loss)	~~W~~	(23,201)	~~W~~	(2,773)	US $	(2,172)	(88.0)%

N/M = not meaningful

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,277.0 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on April 30, 2009.

(2)	Gross profit margin for each period is calculated by dividing gross profit by total revenues for each period.

(3)	Operating profit margin for each period is calculated by dividing operating income (loss) by total revenues for each period.

(4)	Represents the minority interest in NeoCyon, a 96.11% held subsidiary acquired in December 2005.

(5)	Represents the losses from our 15.15% and 16.39% equity investment in the Revolution Fund in 2007 and 2008, respectively. These investments in the Revolution Fund were accounted for using the equity method of accounting.

Revenues

Our total revenues increased by 32.2% to Won 53,170 million (US$41,637 thousand) in 2008 from Won 40,229 million in 2007, primarily due to:

•	a 33.7% increase in subscription revenue to Won 12,576 million (US$9,848 thousand) in 2008 from Won 9,405 million in 2007. This 33.7% increase resulted primarily from the 26.4% increase in the revenues from Ragnarok Online to Won 9,862 million (US$7,723 thousand) in 2008 from Won 7,804 million in 2007 due to (i) the increased revenues from micro-transactions resulting from opening free-to-play servers in Korea in May 2008 and in United States and Canada in September 2008; and (ii) commercialization of Ragnarok Online in Russia in March 2007 and in France and Belgium in June 2007. This increase also partially came from the initial commercial launch of Requiem Online in the United States, Canada, Russia and CIS countries in June 2008. Subscription revenues of Requiem Online increased to Won 1,743 million (US$1,365 thousand) in 2008 from Won 644 million in 2007;

•	a 21.9% increase in royalties and license fees to Won 30,110 million (US$23,579 thousand) in 2008 from Won 24,698 million in 2007, which primarily resulted from the weakening of the Korean Won by approximately 36% against the Japanese Yen from 2007 to 2008 and increased revenues in Japan. Royalties and license fees from Ragnarok Online increased to Won 29,087 million (US$22,778 thousand) in 2008 from Won 23,310 million in 2007;

•	a 69.4% increase in mobile games revenue to Won 6,882 million (US$5,389 thousand) in 2008 from Won 4,063 million in 2007. This 69.4% increase resulted primarily from revenues of NeoCyon. Mobile revenues of NeoCyon recorded Won 8,258 million (US$6,466 thousand) in 2008 and Won 4,794 million in 2007; and

•	a 74.6% increase in character merchandising, animation and other revenue to Won 3,602 million (US$2,821 thousand) in 2008 from Won 2,063 million in 2007, which resulted primarily from a 29% increase in character revenue to Won 1,093 million (US$856 thousand) in 2008 from Won 847 million in 2007 and from a 119% increase in sales of goods to Won 1,905 million (US$1,492 thousand) in 2008 from Won 870 million in 2007.

Cost of revenues

Our cost of revenues increased by 42.6% to Won 27,772 million (US$21,748 thousand) in 2008 from Won 19,479 million in 2007, primarily due to:

•	a 43.3% increase in amortization on intangible assets to Won 4,561 million (US$3,572 thousand) in 2008 from Won 3,182 million in 2007 primarily resulting from the commercial launch of Emil Chronicle Online, Pucca Racing and Requiem Online in August, September and October 2007, respectively. Amortization expense of development costs recorded was Won 2,595 million (US$2,032 thousand) in 2008 and Won 1,007 million in 2007; and

•	a 45.5% increase in salaries to Won 10,403 million (US$8,147 thousand) in 2008 from Won 7,149 million in 2007 primarily resulting from the commercial launch of Emil Chronicle Online, Pucca Racing and Requiem in August, September and October 2007, respectively and increase in salaries of L5 Games Inc., which was established in October 2007 as such expenses are, subsequent to the commercial launch, incurred as an item in cost of revenues; and

•	a 210.6% increase in cost of goods sold by NeoCyon to Won 1,637 million (US$1,282 thousand) from Won 527 million. NeoCyon sells goods related to cell phones and increase in sales of goods in 2008 led to increase in cost of goods sold.

Gross profit and margin

As a result of the foregoing, our gross profit increased by 22.4% to Won 25,398 million (US$19,889 thousand) in 2008 from Won 20,750 million in 2007. Our gross profit margin decreased to 47.8% in 2008 from 51.6% in 2007.

Operating expenses

Selling, general and administrative expenses.  Our selling, general and administrative expenses decreased by 19.1% to Won 23,489 million (US$18,394 thousand) in 2008 from Won 29,030 million in 2007, primarily due to:

•	a 77.6% decrease in advertising expenses to Won 1,483 million (US$1,161 thousand) in 2008 from Won 6,623 million in 2007, which mainly consisted of advertising expenses for closed and open beta testing of Ragnarok Online II, Requiem and Pucca Racing, which were Won 1,747 million, Won 504 million and Won 389 million respectively, and commercialization expenses of Requiem, which was Won 645 million, and Won 1,496 million of expenses related to the Gravity Festival held in July 2007, which did not recur in 2008; and

•	a 15.0% decrease in commission paid to Won 3,934 million (US$3,081 thousand) in 2008 from Won 4,628 million in 2007, for fees and expenses incurred in connection with legal consulting service and advisory service for accounting and Sarbanes-Oxley compliance.

Such decreases in selling, general and administrative expenses were partially offset by:

•	a 88.6% increase in severance benefits to Won 1,094 million (US$857 thousand) in 2008 from Won 580 million in 2007, resulting from the revised terms of directors’ severance benefits at NeoCyon.

•	a 5.8% increase in salaries to Won 8,234 million (US$6,448 thousand) in 2008 from Won 7,782 million in 2007, primarily resulting from the payment of retirement bonus by the Company during its restructuring process, and by NeoCyon and Gravity RUS.

Research and development expenses.  Our research and development expenses decreased by 62.8% to Won 2,145 million (US$1,680 thousand) in 2008 from Won 5,761 million in 2007, as the research and development expenses were capitalized into intangible assets after open beta testing of some of our games and charged into cost of revenues after commercialization.

Impairment loss on investments.  In 2007, we had Won 8,619 million impairment loss on available-for-sale securities of Perpetual Entertainment, Inc., or Perpetual Entertainment, in which the Company invested in May 2006. Perpetual Entertainment was liquidated in October 2007. There were no such impairment charges recorded in 2008.

Operating income and operating margin

As a result of the cumulative effects of the reasons stated above, we recorded an operating loss of Won 236 million (US$185 thousand) in 2008 compared to an operating loss of Won 22,660 million in 2007.

Net other income (expense)

Our net other income increased 75.2% to Won 6,030 million (US$4,722 thousand) in 2008 from Won 3,441 million in 2007 primarily due to:

•	a 733.8% increase in foreign currency income to a gain of Won 3,235 million (US$2,533 thousand) in 2008 from a gain of Won 388 million in 2007 as a result of favorable exchange rates in 2008, mainly from the depreciation of the Won against the Japanese Yen.

Income tax expenses (benefit)

We recorded an income tax expense of Won 3,379 million (US$2,646 thousand) in 2008, as compared to an income tax expense of Won 2,916 million in 2007. The increase of income tax expense is mainly due to the increase of foreign withholding tax for overseas license and royalty revenue. In 2008, overseas license and royalty revenue of Gravity HQ increased by Won 7 billion and accordingly the foreign tax increased by Won 618 million. This increase was partially offset by the loss carry back of Won 194 million from Gravity Interactive. In assessing the realizability of deferred tax assets, we considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. However, it is possible that these income tax expenses could be treated as income tax benefit if any taxable income becomes realizable in the future. For the year ended December 31, 2008, we recorded a full valuation allowance on our deferred tax assets, as we determined that it was more likely than not that none of the deferred tax assets would be realizable in the near future.

Minority interest

Minority interest represents the net income (loss) from NeoCyon, our 96.11%-held subsidiary acquired in December 2005, attributable to third-party minority interest holders. We acquired 96.11% of the voting equity of NeoCyon in 2005.

Equity loss of joint venture and partnership

In 2007, equity loss of joint venture and partnership represents the 15.15% of the net loss incurred from a 15.15% partnership interest in the Revolution Fund. In 2008, equity loss of joint venture and partnership represents the 16.39% of the net loss incurred from a 16.39% partnership interest. As of December 31, 2008, the Company held 16.39% partnership interest in the Revolution Fund due to the withdrawal of a participant. The Company cannot significantly influence the partnership’s operation and financial policies under the partnership agreement, however, the Company accounts for the investment under the equity method of accounting in accordance with EITF D-46, Accounting for Limited Partnership Investments, which requires the use of the equity method unless the investors’ interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies”. The Company recorded Won 1,026 million and Won 5,119 million (US$4,009 thousand) in 2007 and 2008, respectively, as equity loss of the partnership.

Net loss

As a result of foregoing, we recorded a net loss of Won 2,773 million (US$2,172 thousand) in 2008 compared to a net loss of Won 23,201 million in 2007.

RESULTS OF OPERATIONS: 2007 COMPARED TO 2006

The following table summarizes our results of operations for the periods indicated.

	Year Ended December 31,
							%
	2006		2007		2007(1)		Change
	(In millions of Won and thousands of US$)
					(Unaudited)

Revenues:
Online games — subscription revenue	~~W~~	8,420	~~W~~	9,405	US$	10,050	11.7%
Online games — royalties and license fees		26,123		24,698		26,392	(5.5)
Mobile games		3,840		4,063		4,342	5.8
Character merchandising, animation and other revenue		2,580		2,063		2,205	(20.0)

Total net revenue		40,963		40,229		42,989	(1.8)
Cost of revenue		17,746		19,479		20,815	9.8

Gross profit		23,217		20,750		22,174	(10.6)
Gross profit margin(2)		56.7%		51.6%		51.6%
Operating expenses:
Selling, general and administrative		27,555		29,030		31,022	5.4
Research and development		9,239		5,761		6,156	(37.6)
Impairment losses on investments		—		8,619		9,210	N/M
Litigation charges		4,648		—		—	N/M
Proceeds from a former chairman due to fraud		(4,947)		—		—	N/M
Gain on disposal of assets held for sale		(1,081)		—		—	N/M

Total operating expenses		35,414		43,410		46,388	22.6
Operating income (loss)		(12,197)		(22,660)		(24,214)	85.8
Operating profit margin(3)		(29.8)%		(56.3)%		(56.3)%
Other income (expenses):
Interest income		2,973		3,041		3,250	2.3
Interest expense		(95)		(92)		(98)	(3.2)
Foreign currency losses, net		(728)		388		415	(153.3)
Gain (Loss) on Foreign currency forward transaction		151		—		—	N/M
Others, net		(36)		104		110	(388.9)

Total net other expense		2,265		3,441		3,677	51.9
Income (loss) before income tax expenses (benefit), minority interest, and equity loss of joint venture		(9,932)		(19,219)		(20,537)	93.5
Income tax expenses (benefit)		12,069		2,916		3,116	(75.8)

Income (loss) before minority interest and equity in loss of related joint venture and partnership		(22,001)		(22,135)		(23,653)	0.6
Minority interest(4)		7		40		43	N/M
Equity loss of joint venture and partnership(5)		1,106		1,026		1,096	(7.2)

Income (loss) before cumulative effect of change in accounting principle		(23,114)		(23,201)		(24,792)	0.4

Cumulative effect of change in accounting principle, net of tax		849		—		—	N/M

Net income (loss)	~~W~~	(22,265)	~~W~~	(23,201)	US$	(24,792)	4.2%

N/M = not meaningful

Notes:

(1)	For convenience only , the Won amounts are expressed in U.S. dollars at the rate of Won 935.8 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on December 31, 2007.

(2)	Gross profit margin for each period is calculated by dividing gross profit by total revenues for each period.

(3)	Operating profit margin for each period is calculated by dividing operating income (loss) by total revenues for each period.

(4)	Represents the minority interest in NeoCyon, a 96.11% held subsidiary acquired in December 2005.

(5)	Represents the losses from our 30% equity investment in the Animation Production Committee and 14.49% equity investment in the Revolution Fund in 2006. Represents the losses from 15.15% equity investment in the Revolution Fund in 2007. These investments were accounted for using the equity method of accounting.

Revenues

Our total revenues decreased by 1.8% to Won 40,229 million (US$42,989 thousand) in 2007 from Won 40,963 million in 2006, primarily due to:

•	a 5.5% decrease in royalties and license fees to Won 24,698 million (US$26,392 thousand) in 2007 from Won 26,123 million in 2006, which primarily resulted from a decrease in royalties and license fees attributable to our Ragnarok Online game resulting from increasing competition and as a result of the relative maturity of such game in our principal overseas markets. Royalties and license fees from Ragnarok Online decreased from Won 24,584 million in 2006 to Won 23,310 million (US$24,910 thousand) in 2007; and

•	a 20.0% decrease in character merchandising, animation and other revenue to Won 2,063 million (US$2,205 thousand) in 2007 from Won 2,580 million in 2006, which resulted primarily from a 37.2% decrease in character revenue to Won 847 million (US$905 thousand) in 2007 from Won 1,348 million in 2006.

Such decreases in revenues were partially offset by:

•	an 11.7% increase in subscription revenue to Won 9,405 million (US$10,050 thousand) in 2007 from Won 8,420 million in 2006. This 11.7% increase resulted primarily from the initial commercial launch of Requiem Online in October 2007 and Emil Chronicle Online in August 2007. Subscription revenues of Requiem Online and Emil Chronicle Online were Won 644 million (US$688 thousand) and Won 92 million (US$98 thousand); and

•	a 5.8% increase in mobile games revenue to Won 4,063 million (US$4,342 thousand) in 2007 from Won 3,840 million in 2006. This 5.8% increase resulted primarily from revenues of NeoCyon. Mobile revenues of NeoCyon recorded Won 3,359 million and Won 4,794 million (US$5,123 thousand) in 2006 and 2007.

Cost of revenues

Our cost of revenues increased by 9.8% to Won 19,479 million (US$20,815 thousand) in 2007 from Won 17,746 million in 2006, primarily due to:

•	a 30.6% increase in amortization on intangible assets to Won 3,182 million (US$3,400 thousand) in 2007 from Won 2,437 million in 2006 primarily resulting from the commercial launch of Emil Chronicle Online, Pucca Racing and Requiem Online in August, September and October 2007, respectively. Amortization expense of development cost recorded Won 1,007 million (US$1,076 thousand); and

•	a 40.8% increase in commission paid to Won 2,812 million (US$3,005 thousand) in 2007 from Won 1,997 million in 2006 primarily resulting from the increase in royalty payment to Ndoors Corp., the developer of Time N Tales, to Won 615 million (US$657 thousand) from Won 90 million.

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

Operating expenses

Selling, general and administrative expenses.  Our selling, general and administrative expenses increased by 5.4% to Won 29,030 million (US$31,022 thousand) in 2007 from Won 27,555 million in 2006, primarily due to:

•	a 76.9% increase in advertising expenses to Won 6,623 million (US$7,077 thousand) in 2007 from Won 3,744 million in 2006, which mainly consisted of advertising expenses for closed and open beta testing of Ragnarok Online II, Requiem and Pucca Racing, which were Won 1,747 million (US$1,867 thousand), Won 504 million (US$539 thousand) and Won 389 million (US$416 thousand) respectively, and commercialization expenses of Requiem, which was Won 645 million (US$689 thousand) and expenses related to the Gravity Festival held in July 2007, which was Won 1,496 million (US$1,599 thousand), increased from Won 747 million in 2006;

Such increases in selling, general and administrative expenses were partially offset by:

•	a 11.5% decrease in commission paid to Won 4,628 million (US$4,946 thousand) in 2007 from Won 5,229 million in 2006, for fees and expenses incurred in connection with legal consulting service and advisory service for accounting and Sarbanes-Oxley compliance.

•	a 29.6% decrease in impairment losses on intangible assets to Won 871 million (US$931 thousand) for capitalized research and development cost of W Baseball and Bodycheck Online in 2007 from Won 1,238 million for capitalized research and development cost of STYLIA, R.O.S.E. Online and Time N Tales in 2006.

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

Equity loss of joint venture and partnership

In 2006, equity loss of joint venture and partnership represents the 30% of the net loss incurred from our 30% equity investment in the Animation Production Committee, a Japanese animation joint venture in which we invested through Gravity Entertainment, our Japanese subsidiary and 14.49% of the net loss incurred from a 14.49% partnership interest in the Revolution Fund. In 2007, equity loss of joint venture and partnership represents the 15.15% of the net loss incurred from a 15.15% partnership interest in the Revolution Fund. These investments were accounted for using the equity method of accounting.

Net income (loss)

Our net income recorded a net loss of Won 23,201 million (US$24,792 thousand) in 2007 compared to a net loss of Won 22,265 million in 2006.

ITEM 5.B.	Liquidity and Capital Resources

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2006		2007		2008		2008(1)
	(In millions of Won and thousands of US$)
							(Unaudited)

Cash and cash equivalents at beginning of period	~~W~~	25,874	~~W~~	35,314	~~W~~	53,588	US$	41,964

Net cash provided by (used in) operating activities		(830)		(10,626)		6,952		5,444
Net cash provided by (used in) investing activities		11,031		29,338		(9,028)		(7,070)
Net cash provided by (used in) financing activities		(761)		(438)		(82)		(64)
Effect of exchange rate changes on cash and cash equivalents		—		—		1,738		1,361

Net increase in cash and cash equivalents		9,440		18,274		(420)		(329)

Cash and cash equivalents at end of period	~~W~~	35,314	~~W~~	53,588	~~W~~	53,168	US$	41,635

Note:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,277.0 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on April 30, 2009.

Prior to the commercial launch of Ragnarok Online in August 2002, our principal sources of liquidity were cash from equity financing and incurrence of debt, including the debt we incurred from YNK Korea. Following the commercial launch of Ragnarok Online, our principal sources of liquidity have been cash flows from our operating activities and equity financing and, to a lesser extent, short-term borrowings. Net cash used in investing activities has consisted primarily of investments in acquisition of interests in companies which develop online games or which provide related products and services. See Note 6 to the notes to our consolidated financial statements included in this annual report. However, our net property and equipment decreased from Won 7,195 million as of December 31, 2007 to Won 5,226 million (US$4,092 thousand) as of December 31, 2008 mainly due to the depreciation of property and equipment totaling Won 3,880 million (US$3,038 thousand). This decrease is partially offset by purchase of property and equipment amounting to Won 2,217 million (US$1,736 thousand).

Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We deposit our cash in demand deposits, short-term financial instruments, which primarily consist of time deposits with maturity of one year or less, and money market funds with a rolling maturity of 90 days or less. Our short-term financial instruments decreased from Won 45,835 million as of December 31, 2006, to Won 8,715 million as of December 31, 2007 and to Won 7,278 million (US$5,699 thousand) as of December 31, 2008, primarily as a result of use of proceeds from such financial instruments in connection with working capital requirements and other expenses.

Cash received as initial license fees is recognized as revenues on a monthly basis over the life of our license agreements as described in ITEM 5.A. “— Overview — Revenue recognition.” The portion of initial license fees not yet recognized as revenues are reflected in our balance sheet as deferred income. Our total deferred income, both short-term and long-term, increased from Won 11,909 million as of December 31, 2006, to Won 13,884 million as of December 31, 2007 and decreased to Won 13,125 million (US$10,278 thousand) as of December 31, 2008. The increase in our deferred income from 2006 to 2007 was primarily due to our recording an increased portion of initial license fees that we received in 2006 and 2007, respectively. The decrease in our deferred income in 2008 was due to the recognition of existing deferred income as revenues, which was greater than increased amount of deferred income from new or renewed licensing contracts.

Cash flows from operating activities.  The decrease in net cash provided by our operating activities from 2006 to 2007 was primarily the result of our net losses from 2006 to 2007. Our decrease in net cash provided by our operating activities in 2007 as compared to 2006 reflected an adjustment of (i) Won 2,556 million in accounts receivable and (ii) Won 4,648 million in accrued litigation liabilities. This decrease was partially offset by (i) Won 8,619 million in loss on impairment of investment and (ii) Won 7,481 million in depreciation and amortization that we recorded in 2007. The increase in net cash provided by our operating activities from 2007 to 2008 was primarily the result of decrease in net loss from 2007 to 2008. Our increase in net cash provided by our operating activities in 2008 as compared to 2007 reflected an adjustment of (i) Won 8,501 million (US$6,657 thousand) for depreciation and amortization and (ii) Won 5,119 million (US$4,009 thousand) in equity loss of related joint venture and partnership. This increase was partially offset by change in account receivable of Won 1,393 million (US$1,091 thousand) and also change in account payable of Won 2,035 million (US$1,594 thousand).

Cash flows from investing activities.  Our increase in net cash provided by investing activities in 2007 as compared to 2006 reflected Won 36,839 million from maturity of short-term financial instruments. This increase was partially offset by (i) Won 4,243 million for purchase of property and equipment and (ii) Won 5,371 million for purchase of intangible assets. Our decrease in net cash by investing activities in 2008 as compared to 2007 reflected (i) Won 6,054 million (US$4,741 thousand) for purchase of equity investments and (ii) Won 3,645 million (US$2,854 thousand) for purchase of intangible assets. This decrease was partially offset by (i) Won 1,769 million (US$1,385 thousand) for proceeds from leasehold deposits and (ii) Won 1,585 million (US$1,241 thousand) from maturity of short-term financial instruments.

Cash flows from financing activities.  Our increase in net cash used by financing activities in 2007 as compared to 2006 reflected proceeds from borrowings of Won 257 million. This increase was offset by repayment of borrowings of Won 695 million. Our increase in net cash used by financing activities in 2008 as compared to 2007 reflected proceeds from borrowings of Won 212 million (US$166 thousand). This increase was offset by repayments of borrowings of 294 million (US$230 thousand).

Capital resources

As our overseas operations are conducted primarily through our subsidiaries and our overseas licensees, our ability to finance our operations and any debt that we or our subsidiaries may incur depends, in part, on the payment of royalties and other fees by our overseas licensees and, to a lesser extent, the flow of dividends from our subsidiaries.

As of December 31, 2008, our primary source of liquidity was Won 53,168 million (US$41,635 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities will be sufficient to meet our capital needs through at least the first quarter of 2010. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In the past, we also raised cash by entering into indebtedness arrangements such as the transaction entered into with YNK Korea. In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations.

As of December 31, 2008, Gravity Interactive, our subsidiary in the U.S., has issued an irrevocable letter of credit in the amount of US$500,000 to its landlord in relation to its lease agreement, with no amount drawn. A short-term investment valued at US$300,000 was provided to a bank as collateral for this letter of credit.

We expect to have capital expenditure requirements for the ongoing expansion into other markets, including expenditures for expanding and upgrading our existing server equipment continuously, for developing new games internally, for acquiring and publishing third party games, or for investing in enhancing our technological, marketing, distributing and servicing capabilities. We believe that our internal cash flow from operations, together with our proceeds from our initial public offering in February 2005 will be sufficient to satisfy our working capital requirements through at least the first quarter of 2010, including our new game development expenditures for Ragnarok Online II.

ITEM 5.C.	Research and Development, Patents and Licenses, etc.

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

Our research and development expenditures were Won 9,239 million, Won 5,761 million and Won 2,145 million (US$ 1,680 thousand) in 2006, 2007 and 2008, respectively. Our research and development expenses decreased significantly as the research and development expenses were capitalized into intangible assets after open beta testing of some of our games and charged into cost of revenues after commercialization.

See ITEM 4.B. “BUSINESS OVERVIEW — GAME DEVELOPMENT AND PUBLISHING” for our research and development and ITEM 4.B. “BUSINESS OVERVIEW — INTELLECTUAL PROPERTY” for our intellectual property.

ITEM 5.D.	Trend Information

Trends, uncertainties and events which could have a material impact on our sales, operating revenues and liquidity and capital resources are discussed above in ITEM 5.A. “Operating Results” and ITEM 5.B. “Liquidity and Capital Resources.”

ITEM 5.E.	Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors.

ITEM 5.F.	Contractual Obligations

The following table sets forth a summary of our contractual cash obligations due by period as of December 31, 2008.

	Payments Due by Period
			Less than						More than
	Total		1 Year		1-3 Years		3-5 Years		5 Years
	(In millions of Won)

Long-term debt obligations	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
Capital lease obligations		260		197		63		—		—
Operating lease obligations		11,288		3,000		5,622		2,666		—
Purchase obligations		229		229		—		—		—
Accrued severance benefits		926

Long-term debt obligations.  We have financed our operations primarily through incurrence of debt from financial institutions, cash flows from operations as well as equity investments by our founder and current shareholders.

Capital lease obligations.  In December 2007, Gravity Interactive entered into a capital lease agreement with respect to the open beta testing server for the commercial distribution of “Requiem,” with a total lease payment of $270,666, over a period of two years. In 2008, this capital lease agreement was amended, thereby decreasing the total lease payment to $139,760. In 2008, we also entered into additional capital lease agreements to utilize various assets including servers during the year, which increased the total capital lease payment by $192,674. In 2008, we made principal and interest payments of $79,811 and $26,082, respectively.

Operating lease obligations.  With respect to our operating lease obligations, the lease payments due by December 31, 2009 are Won 1,770 million, Won 879 million, Won 170 million and Won 97 million for our principal offices in Seoul, offices for our two subsidiaries in the United States, offices for our subsidiary in Russia and offices for our subsidiary in France, respectively. The lease terms expire in December 2012, November 2012, August 2009, May 2011 and December 2009 for our principal offices in Seoul, offices for our two subsidiaries in the United States, offices for our subsidiary in Russia and offices for our subsidiary in France, respectively. The renewal terms in all of the leases are subject to market conditions.

Purchase Obligations.  In December 2005, we entered into an agreement with Movida Investment Inc., which was merged into Entertainment Farm Inc. in February 2007, SoftBank Corporation, GungHo, which became our majority shareholder in April 2008, and seven other companies to invest in Online Game Revolution Fund No. 1, a limited partnership, with a total capital commitment in the amount of Japanese Yen 1,000 million, which represented 10% of the aggregate size of the fund. In 2006, 2007 and 2008, some of the co-participants of Online Game Revolution Fund No. 1 withdrew and our interest in the total fund rose from 10% to 16.39% of the aggregate size of the fund. However, this did not cause our total capital commitment to change. We made payments of Japanese Yen 100 million, Japanese Yen 150 million and Japanese Yen 642 million in 2005, 2006 and 2008, respectively. Upon 30 days’ prior written notice by Entertainment Farm, Inc., the general partner of Online Game Revolution Fund No. 1, we are required to pay the outstanding portion of our pledged contribution. As of December 31, 2008, we did not have an estimate of when Entertainment Farm, Inc. would send such a notice.

Therefore, the above table does not include the investment obligation of Japanese Yen 108 million due as of December 31, 2008. However, on April 27, 2009, we received written notice from Entertainment Farm, Inc. for Japanese Yen 18 million, which is reflected as purchase obligations in the above table and which we paid in May 2009. The remaining Japanese Yen 90 million due is not included in the contractual cash obligations because we cannot estimate when Entertainment Farm, Inc. will send us a notice to pay the outstanding portion of our contribution. Under the agreement, the investment term is five years from the effective date, which is January 1, 2006.

Uncertain tax position.  As a result of the adoption of FIN 48, we identified uncertain tax positions and measured unrecognized tax benefits for open tax years and accordingly decreased its loss carryforwards of ~~W~~ 66 million and ~~W~~ 40 million in income tax calculation of 2006 and 2007. No interest expenses and penalties were calculated from such unrecognized tax benefits due to significant amounts of loss carryforwards at each year. Even if recognized, all ~~W~~ 106 million of unrecognized tax benefits would not affect our income tax expense and effective tax rate for 2006 and 2007 as a full valuation allowance was provided for the entity which has taken these uncertain tax positions. In addition, its unrecognized tax benefits recorded as of December 31, 2008 are not predictable as to when to receive. As such, the FIN 48 liability is not included in the table.

Accrued severance benefits.  Employees and executive officers with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with us based on the length of service and their rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of EITF 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan.

Other Commitments and Liabilities

For a description of our commercial commitments and contingent liabilities, see note 11 of the Notes to our consolidated financial statements included elsewhere in this annual report. For a description of our legal proceedings, See ITEM 8.A. “CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION — LEGAL PROCEEDINGS.”

ITEM 5.G.	Safe Harbor

See “FORWARD-LOOKING STATEMENTS.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.	Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of June 12, 2009. The business address of all of our directors and executive officers is our registered office at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-270 Korea.

Name	Age	Position

Toshiro Ohno(1)	49	Chief Executive Officer, President, Chairman of the Board of Directors
Yoon Seok Kang	42	Chief Executive Officer and Chief Compliance Officer
Yoshinori Kitamura	41	Executive Director and Chief Operating Officer
Heung Gon Kim	43	Chief Financial Officer
Kazuki Morishita	35	Executive Director
Kazuya Sakai	44	Executive Director
Luke Kang	35	Independent Director
Phillip Young Ho Kim	47	Independent Director
Jong Gyu Hwang	39	Independent Director

Note:

(1)	In our Form 6-K furnished to the SEC on April 16, 2009, Mr. Toshiro Ohno was incorrectly described as having been CEO of GameOn Co., Ltd. from 2003 to 2008. As noted below, Mr. Ohno served in a variety of capacities at GameOn Co., Ltd. and was CEO at GameOn Co., Ltd. from 2006 to 2007.

Toshiro Ohno has served as our Executive Director since March 2009 and has served as our Chief Executive Officer, President, Chairman of the Board of Directors since April 16, 2009. Mr. Ohno has also been a Director of Gravity Interactive, Inc. since June 2009. Mr. Ohno has served as an Executive Officer and Executive General Manager of business administrative division at GungHo Online Entertainment, Inc. since 2008. Prior to joining GungHo, he served in a variety of capacities at GameOn Co., Ltd, an online game company in Japan, including as an advisor from 2007 to 2008, Chief Executive Officer from 2006 to 2007 and Chief Administrative Officer, Executive Vice President and management planning team leader from 2003 to 2006. Mr. Ohno served as manager at Chunsoft Co., Ltd. from September 1999 to December 2001. Mr. Ohno obtained an LL.B. degree from Meiji University.

Yoon Seok Kang has served as our Executive Director since March 2008 and has served as Chief Compliance Officer since May 2008 and Chief Executive Officer since June 2008. Mr. Kang has also served as a Director of Gravity Entertainment, Gravity Interactive, and NeoCyon since March 2008, July 2008 and October 2008, respectively. He was chairman of our Board of Directors from June 2008 to April 2009 and Chief Operating Officer from June 2008 to August 2008. Mr. Kang was a Director of L5 Games Inc. from July 2008 to August 2008 when L5 games went into liquidation. Mr. Kang served as a Managing Director at Korea Venture Fund from August 2000 to March 2008. Mr. Kang also served as a fund manager at Samsung Venture Investment Corporation from November 1999 to August 2000 and as a manager at Samsung Electronics Co. from 1993 to 1999. Mr. Kang obtained a bachelor’s degree from University of Utah and a master’s degree in electrical engineering from Polytechnic Institute of New York University. Mr. Kang also completed an executive course at the graduate school of business administration at Stanford University.

Yoshinori Kitamura has served as our Executive Director since March 2008 and has served as Chief Operating Officer since June 2008. Mr. Kitamura has also been a Director and Executive General Manager of International Business Division at GungHo Online Entertainment, Inc. from since March 2006 and June 2007, respectively. He has been Chief Executive Officer of Gravity Entertainment and Gravity Interactive since March 2008 and July 2008, respectively. Mr. Kitamura has also been a Director of NeoCyon since October 2008. He worked as a Director of GungHo Online Entertainment Korea, Inc and GungHo Works, Inc. from March 2007 to October 2008 and from March 2008 to June 2008, respectively. Mr. Kitamura was a Director of L5 Games Inc. from July 2008 to its liquidation in August 2008. Mr. Kitamura worked as an Executive General Manager of the Marketing Division at GungHo Online Entertainment, Inc. from 2003 to 2007. Mr. Kitamura also worked at NC Japan K.K. as marketing manager from 2002 to 2003 and ICC Corporation as business development manager from 1999 to 2003. Mr. Kitamura holds a bachelor’s degree in English from Bunkyo University.

Heung Gon Kim has served as our Chief Financial Officer since September 2008. Mr. Kim was a general manager of our financial management division and accounting & treasury department from 2007 to 2008 and from 2006 to 2007, respectively. He also worked as a manager of our accounting team from 2004 to 2006. Mr. Kim worked at Modottel, Inc. as accounting team manager from 2002 to 2004. Mr. Kim holds a bachelor’s degree in accounting from Chungang University.

Kazuki Morishita has served as our Executive Director since March 2008. Mr. Morishita has also been the President and Chief Executive Officer of GungHo Online Entertainment, Inc. since January 2004. In addition, he has been the Chairman of the Board of Directors of GungHo Works, Inc. and the President of Game Arts Co., Ltd. since October 2007 and March 2008, respectively. Mr. Morishita was Chief Operating Officer of GungHo Online Entertainment, Inc. from August 2002 to January 2004 and a Director of GungHo Entertainment Korea, Inc. from March 2007 to October 2008. He also was a Director of Game Arts Co., Ltd. from December 2005 to March 2008 and a general manager of OnSale, Inc. from May 2001 to August 2002. Mr. Morishita served as Director of Kickers Network, Inc. from December 2000 to April 2001 and as Director of Dolphin Net, Inc. from March to November in 2000. Mr. Morishita worked at Softcreate Co., Ltd. from July 1996 to February 2000. Mr. Morishita graduated from High School affiliated with Chiba University of Commerce.

Kazuya Sakai has served as our Executive Director since March 2009. Mr.  Sakai has also served as Chief Financial Officer and Director of GungHo Online Entertainment, Inc. since April 2004 and March 2005, respectively. He has also been a Representative Director of Capri, Inc. since October 2008 and a Director of Gravity Entertainment since March 2008. Mr. Sakai was Chief Executive Officer of GungHo Online Entertainment Korea, Inc. from October 2008 to January 2009. He was Chief Executive Officer and Representative Director of GungHo Asset Management, Inc. from January 2007 to October 2008. Mr. Sakai served as Director and Representative Director of Expression Tools, Inc. from April 1996 to April 2000, and from April 2000 to November 2003, respectively. He worked at Bank of Kyushu, formerly known as Shinhwa Bank, from 1987 to 1992. Mr. Sakai graduated from Kyushu Sangyo University with a bachelor’s degree in commerce.

Luke Kang has served as our Independent Director since March 2008. Mr. Kang had served as an Independent Director of Wealthbridge Co., Ltd. from November 2008 to May 2009. He has also served as Senior Vice President and Managing Director of MTV Networks in Korea from 2006 to 2008 and worked at MTV Networks Asia Pacific Region headquarters from 2001 to 2006. Mr. Kang has served as a Head of Business Development Manager at Asiacontent.com from March to October in 2000 and worked as a senior consultant at Monitor Group from August 1996 to March 2000. He worked as an editor at the Ministry of Finance & Economy of the Republic of Korea from June 1995 to July 1996. Mr. Kang received a bachelor’s degree in history from University of Michigan. Mr. Kang is currently pursuing a master degree in management at Stanford University.

Phillip Young Ho Kim has served as our Independent Director since March 2008. Mr. Kim has also served as Managing Director at IRG Limited, a boutique investment bank based in Hong Kong, since 2000. Mr. Kim served as an Executive Director at Morgan Stanley in Hong Kong from 1998 to 2000. Mr. Kim served as Vice President at Lehman Brothers from 1985 to 1997 and at Crocker National Bank in San Francisco from 1983 to 1984. Mr. Kim received a bachelor’s degree in economics from University of California at Berkeley.

Jong Gyu Hwang was appointed our Independent Director on June 12, 2009. Mr. Hwang has served as a Director and Chief Operating Officer at Mungyung Monorail, a wholly-owned subsidiary of Korea Monorail, since 2007. He has also served as the compliance auditor at E-Frontier, Inc. since 2000. Mr. Hwang served as a Director of Korea Monorail from 2006 to 2007 and worked as an attorney at Attorney General’s Office in Massachusetts in United States in 2005. He was also a Deputy Director at the Ministry of Justice of Korea from 1995 to 2000 and worked at the Korean Residents Union in Japan from 1994 to 1995. Mr. Hwang received a LL.B. degree from Tokyo University and M.P.A. degree from Kennedy School of Government at Harvard University. Mr. Hwang also received a LL.M. degree from Boston University School of Law. Mr. Hwang is a member of the New York State Bar Association.

ITEM 6.B.	Compensation

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2008, the aggregate amount of compensation paid by us to all directors and executive officers was Won 1,259 million (US$ 986 thousand). We also paid Won 426 million (US$ 334 thousand) for severance and accrued Won 5 million (US$ 4 thousand) to provide for retirement or similar benefits to our executive officers. At our general meeting of shareholders held on March 31, 2009, our shareholders approved an aggregate amount of up to Won 1,400 million (US$ 1,096 thousand) as compensation for our directors for 2009.

Under the Labor Standard Act and the Employee Retirement Benefit Security Act, we are required to pay a severance amount to eligible employees, who voluntarily or involuntarily terminate their employment with us, including through retirement. The severance amount for our officers and directors equals the monthly salary at the time of his or her departure, multiplied by the number of continuous years of service. As of December 31, 2008, we provided Won 926 million (US$ 725 thousand) to 128 employees as severance payment, being 100% of our severance liability as of such date.

We maintain a directors’ and officers’ liability insurance policy covering certain potential liabilities of our directors and officers.

ITEM 6.C.	Board Practices

CORPORATE GOVERNANCE PRACTICES

Our ADSs are listed on NASDAQ and we are subject to the NASDAQ listing requirements applicable to foreign private issuers. Nasdaq’s corporate governance practice rules provide that a foreign private issuer may elect to follow its home country practices in lieu of the requirements under Nasdaq Marketplace Rule 5600 Series, subject to certain exceptions and to the extent such practices are not prohibited by home country law. The home country practices that we follow in lieu of Nasdaq Marketplace Rule 5600 Series are described below:

•	Under Korean law, we are not required to have a board of directors which must be comprised of a majority of independent directors. Our Board of Directors is currently comprised of a total of eight directors, three of whom are independent directors.

•	Under Korean law, independent directors are not required to have regularly scheduled meetings at which only independent directors are present. Our audit committee, which is comprised solely of three independent directors, generally holds meetings once a month whenever there are matters related to financial results of the Company, related party transactions or others.

•	In lieu of the requirement that shareholder approval be obtained prior to an issuance of securities in connection with (i) the acquisition of the stock or assets of another corporation; (ii) equity-based compensation of officers, directors, employees or consults; (iii) a change of control; and (iv) private placements, as specified in Nasdaq Rule 5635, we require a resolution to be adopted at the general meeting of shareholders when necessary under Korean law, including, for example, if an issuance of securities is related to the acquisition of all of the business of another corporation or the acquisition of a part of the business of another corporation which significantly affects the Company.

•	In lieu of the requirement that copies of an annual report be delivered to shareholders within a reasonable time following the filing of the annual report with the SEC, our business report prepared under Korean law, and financial statements prepared in accordance with Korean GAAP, are made available to shareholders one (1) week before the day of the general meeting of shareholders and presented to shareholders at the ordinary general meeting of shareholders. Moreover, such documents as well as our annual report on Form 20-F, once available, may be viewed at our principal or branch office by any of our shareholders making such a request and are also delivered to any shareholder making a request for delivery. Under Korean law, we are not required to prepare quarterly or interim reports. We furnish our quarterly financial statements prepared in accordance with U.S. GAAP on Form 6-K with the SEC.

•	Under Korean law, we are not required to solicit proxies nor provide proxy statements in connection with any general meeting of shareholders. For shareholders holding only our common shares, we do not solicit proxies from nor provide proxy statements to such shareholders. For holders of our ADSs, our depositary, The Bank of New York Mellon, provides proxy statements to, and solicits proxies from, such holders, which proxies will be voted by the Korea Securities Depository on behalf of the holders at the general meeting of shareholders.

BOARD OF DIRECTORS

Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as currently in effect, provide for a Board of Directors comprised of not less than three directors and also provide for an audit committee, a compensation committee and a director nomination committee. We currently have 8 members serving as members of our Board of Directors. The directors are elected at a shareholders’ meeting by a majority vote of the shareholders present or represented, which majority is not less than one-fourth of all issued and outstanding shares with voting rights, so long as not less than one third of all issued and outstanding shares with voting rights are present at the shareholders’ meeting.

Each of our directors elected before the shareholders’ meeting in March 2009 is elected for a term of three years, and each of directors elected at the shareholders’ meeting in March 2009 and thereafter is elected for a term of one year, both of which may be extended until the close of the annual general meeting of shareholders convened in respect to the last fiscal year of such director’s term. However, directors may serve any number of consecutive terms and may be removed from office at any time by a special resolution adopted at a general meeting of shareholders.

The terms of Toshiro Ohno and Kazuya Sakai expire on March 30, 2010, and those of Yoon Seok Kang, Kazuki Morishita, Yoshinori Kitamura, Luke Kang and Phillip Young Ho Kim on March 27, 2011. The term of Jong Gyu Hwang expire on June 11, 2010.

The Board of Directors elects one or more representative directors from its members. A representative director is authorized to represent and act on behalf of such company and has the authority to bind such company. A company may have (i) one sole representative director, (ii) two or more co-representative directors or (iii) two or more joint representative directors. The powers and authorities of a sole representative director and any co-representative directors are exactly the same while the only distinction for joint representative directors is that they must act jointly (i.e., all of the joint representative directors must act together in order to bind the company while co-representative directors may act independently). Currently our Board of Directors has elected Toshiro Ohno and Yoon Seok Kang as our Representative Directors. Under the Korean Commercial Code and our articles of incorporation, any director with special interest in an agenda of a board meeting may not exercise his voting rights in such board meeting.

Our Board of Directors has determined that Messrs. Phillip Young Ho Kim, Luke Kang and Jong Gyu Hwang are independent directors within the meaning of NASDAQ Marketplace Rule 5605(a)(2) and meet the criteria for independence as set forth in Rule 10A-3(b)(1) of the Exchange Act.

COMMITTEES OF THE BOARD OF DIRECTORS

Under our articles of incorporation, we currently have three committees that serve under our Board of Directors:

•	the audit committee;

•	the director nomination committee; and

•	the compensation committee.

Audit committee

Our audit committee was established in December 2004. The audit committee currently consists of the following directors: Phillip Young Ho Kim, Luke Kang and Jong Gyu Hwang. All of the members are independent directors within the meaning of NASDAQ Marketplace Rule 5605(a)(2) and meet the criteria for independence as set forth in Rule 10A-3(b)(1) of the Exchange Act. All of our independent directors are financially literate and have accounting or related financial management expertise. Our Board of Directors has determined that Phillip Young Ho Kim, who serves as the chairman of our Audit Committee, is an “audit committee financial expert,” as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act. The audit committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. Under the Korean Commercial Code, if a company establishes an audit committee, such company is not permitted to have a statutory auditor.

Director nomination committee

The director nomination committee consists of the following three directors, Phillip Young Ho Kim, Luke Kang and Jong Gyu Hwang. All of the members are independent directors within the meaning of NASDAQ Marketplace Rule 5605(a)(2). This committee is responsible for recommending and nominating candidates for our director positions. The committee is currently chaired by Luke Kang.

Compensation committee

The compensation committee consists of the following three directors, Phillip Young Ho Kim, Luke Kang and Jong Gyu Hwang. All of the members are independent directors within the meaning of NASDAQ Marketplace

Rule 5605(a)(2). This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee is currently chaired by Phillip Young Ho Kim.

ITEM 6.D.	Employees

As of May 31, 2009, we, not including our subsidiaries, had 375 full-time employees, of whom 358 were located in Korea and 17 were stationed overseas, either working with our subsidiaries or supporting our overseas licensees. The total number of employees significantly decreased in 2008 due to restructuring and discontinuation of development projects, such as W Baseball and Bodycheck Online in May 2008. The following table sets forth the number of our employees by department as of the dates indicated.

	December 31,			May 31,
	2006	2007	2008	2009

Senior management	5	6	10	10
Finance	15	14	14	14
Marketing	25	29	53	55
Game development and support	470	462	286	296

Total	515	511	363	375

As of December 31, 2008, we have 12 temporary employees consisting of 2 contract-based employees and 10 outsourced employees.

We do not have a labor union and none of its employees are covered by collective bargaining agreements. We have a labor-management council for such employees as required under the Act on the Promotion of Workers’ Participation and Cooperation in Korea. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or work stoppages.

In addition, as of May 31, 2009, our subsidiaries had the number of employees as set forth in the following table.

	December 31,						May 31,
	2006		2007		2008		2009

Gravity Interactive, Inc.(1)	22	{3}	29	{3}	34		33
L5 Games Inc.(2)	N/A		20		—		—
Gravity Entertainment Corporation	—		—		—		—
Gravity EU SASU	3		8		7		6
Gravity RUS Co., Ltd.(3)	N/A		—		—		—
Gravity CIS, Inc.(1)	20	{3}	20	{3}	20	{2}	14	{2}
Gravity Middle East & Africa FZ-LLC(1)(4)	N/A		2	{2}	—		—
NeoCyon, Inc.	35		46		45		46
TriggerSoft Corporation(5)	28		N/A		N/A		N/A

Total	108		125		106		99

Notes:

(1)	The number in {} is the number of employees (who are included in the total number) seconded from us.

(2)	L5 Games was formed in October 2007 and went into liquidation proceedings in the United States in August 2008.

(3)	Gravity RUS was founded in October 2007.

(4)	Gravity Middle East & Africa went into liquidation proceedings in United Arab Emirates in September 2008.

(5)	TriggerSoft went into liquidation in May 2007 and the liquidation was completed in October 2007.

Gravity Entertainment does not have any employees because it has no significant operations. Gravity RUS is a holding company and does not have any employees. None of the employees of Gravity Interactive, Gravity EU, Gravity CIS or NeoCyon are represented by a labor union or covered by a collective bargaining agreement.

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

Pursuant to the Korean National Pension Law, we are required to pay 4.5% of each employee’s standard monthly income (from the monthly income that the employer reports within the range between Won 220,000 and Won 3,600,000, an amount of Won 1,000 or less will be disregard, i.e., rounded off for Won 1,000) annual wages to the National Pension Corporation. Our employees are also required to pay 4.5% of their standard monthly income to the National Pension Corporation each month. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. The total amount of contributions we made to the National Pension Corporation in 2006, 2007 and 2008 was Won 1,205 million, Won 1,337 million and Won 1,152 million (US$ 902 thousand), respectively.

ITEM 6.E.	Share Ownership

None of our current directors or officers beneficially owns our common shares.

Stock option plan

Under our articles of incorporation, we may grant options for the purchase of our shares to certain qualified directors, officers and employees. Set forth below are the details of our stock option plan as currently contained in our articles of incorporation.

•	Stock options may be granted to our officers and employees who have contributed or are qualified to contribute to our establishment, management and technical innovation. Notwithstanding the foregoing, no stock options may be granted to any person who is (i) our largest shareholder, (ii) a holder of 10% or more of our shares outstanding, (iii) certain specially related persons of the person set forth in (i) and (ii) above, or (iv) a shareholder who would own 10% or more of our shares upon exercise of options granted under the stock option plan. Provided, however that, those who fall under the specially related persons upon becoming one of the officers of the concerned company (includes part-time officers of the affiliated company) shall be excluded from item (iii) above.

•	Stock options may be granted by a special resolution of our shareholders with the aggregate number of shares issuable not to exceed 10% of the total number of our then issued and outstanding common shares.

•	Upon exercise of stock options, we deliver our common shares or pay in cash the difference between the market price of our shares and the option exercise price.

•	The number of officers and employees subject to grant of stock options shall not exceed 90% of the currently employed officers and employees, and the stock option granted to an officer or an employee shall not exceed 3% of the total issued and outstanding stocks.

•	Stock option granted under the stock option plan, in case new shares are issued, has a minimum exercise price equal to the higher of (i) the market price of our shares calculated pursuant to the method under the Inheritance and Gift Tax Law and (ii) the par value of our shares, and in other cases, has a minimum exercise price equal to or higher than the market price of our shares calculated pursuant to the method under the Inheritance and Gift Tax Law.

•	Stock options may be exercisable by a person who is granted a stock option and has served for the Company for two (2) or more years from the date of the resolution set forth above; provided, that stock options may be exercised by, or on behalf of, a person that dies, retires or resigns due to any cause not attributable to himself/herself before the two (2) years from the date of the resolution set forth above.

•	Stock options can vest after two years from the stock option grant date and can be exercised up to five (5) years from the vesting date.

•	Stock option may be cancelled by a resolution of our Board of Directors if (i) the officer or employee who holds the option voluntarily retires after being granted stock options, (ii) the officer or employee who holds the option causes material damage to us by willful misconduct or negligence, (iii) we are unable to deliver our shares or pay the prescribed amount due to bankruptcy or dissolution, or (iv) the occurrence of any cause for cancellation of stock options specified in the stock option agreement.

On December 24, 2004, our shareholders approved the implementation of our employee stock option plan and the granting of stock options under this plan to our directors, officers and employees.

Each stock option confers the right on the grantee to purchase one share of our common stock at the exercise price. The exercise price for these stock options is, in the case of some senior employees, Won 55,431 per share, representing the price per share of our common shares (or ADS equivalent) offered to the public in our initial public offering of February 2005, and in the case of all other eligible employees, Won 45,431 per share, representing the price per share offered to the public less Won 10,000 per share. A total of 31,095 stock options were outstanding, representing 0.4% of our total number of shares issued as of December 31, 2008, all of which were issued to a total of 72 eligible employees.

The table below set forth information on the stock options outstanding as of May 31, 2009 that we had granted to our directors and executive officers listed in ITEM 6.A.

			Number of		Number of
Executive Officers			options		exercisable
and Directors	Grant Date	Exercise price	granted	Expiration Date	options

Heung Gon Kim	December 24, 2004	Won 45,431	250	December 23, 2009	250
		Won 45,431	250	December 23, 2010	250

Other than Mr. Heung Gon Kim, our Chief Financial Officer, none of our current directors or executive officers as listed in ITEM 6.A. has options to purchase our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.	Major Shareholders

The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of May 31, 2009, by each person known to us to own beneficially 5% or more of our common shares based on 6,948,900 of our common shares outstanding. None of our common shares entitles the holder to any preferential voting rights. Beneficial ownership is determined in accordance with the Exchange Act and the rules and regulations promulgated thereunder, and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities.

	Number of
	Shares	Percentage
	Beneficially	Beneficially
Name	Owned	Owned

GungHo Online Entertainment, Inc.(1)	4,121,739	59.3%
Ramius LLC(2)	667,758	9.6%
Moon Capital Master Fund Ltd. and Moon Capital Leveraged Master Fund Ltd.(3)	591,937	8.5%

Notes:

(1)	On August 30, 2005, Jung Ryool Kim, our former controlling shareholder and Chairman, sold all of our shares that he and his family members owned to EZER Inc., or EZER, a Japanese company, pursuant to a stock purchase agreement by and among Jung Ryool Kim, Ji Young Kim, Young Joon Kim, Ji Yoon Kim and EZER dated August 30, 2005. Pursuant to the share sale transaction, EZER became our largest shareholder. EZER, which was 100% owned by our former Chairman and Chief Executive Officer, Il Young Ryu, was the operator of an investment fund established pursuant to a contractual relationship known in Japan as a “tokumei kumiai” (“TK Relationship”) with Techno Groove, Inc., a Japanese company and a wholly-owned subsidiary of Asian Groove, Inc., or Asian Groove, a Japanese company. The TK Relationship, which is governed by the Commercial Code of Japan, is used in Japan as a means of making and managing investments, and under the investment fund agreement for the TK Relationship (the “TK Agreement”), EZER acted as the operator of a fund, established in Japan under the name of “Asian Star Fund,” using the capital contribution made by Techno Groove as an investor in the fund. Asian Star Fund was established for the sole purpose of investing in our shares.

According to Schedule 13/D filed by Techno Groove, among others, their investment in the Asian Star Fund was financed through a loan from Son Asset Management, LLC, formerly known as Son Asset Management Inc., or SAM, a Japanese company, in the amount of Japanese Yen 40 billion. In exchange, Asian Groove, a Japanese company and the parent company of Techno Groove, pledged all of its shares of GungHo Entertainment Online, Inc. in custody with Techno Groove, which in turn pledged these shares to SAM.

Under the terms of the TK Agreement, EZER, as the operator of Asian Star Fund, had sole rights with respect to ownership and voting rights of common shares of companies invested in by Asian Star Fund. Asian Star Fund’s sole investment was in our shares. Techno Groove had no voting or investment power with respect to the securities held by Asian Star Fund. The term of the TK Agreement was for one year, subject to automatic one-year renewals, unless terminated by either party upon three months prior notice. Upon such termination, the assets of Asian Star Fund must be distributed to Techno Groove by EZER.

On October 31, 2006, Techno Groove was merged into Asian Groove and on December 26, 2006, EZER acquired 3,640,619 shares of our common stock from Asian Star Fund for Japanese Yen 9,921,679,586. Asian Star Fund was automatically dissolved based on the TK Agreement on December 26, 2006 because all of the shares were transferred outside of the fund.

The acquisition of our common stock by EZER under the TK Agreement was financed by the issuance by EZER to SAM of EZER Series One Corporate Bond in the principal amount of Japanese Yen 9,930,000,000 (the “EZER Series One Corporate Bond”).

On October 19, 2007, EZER entered into an accord and satisfaction agreement (the “Accord and Satisfaction Agreement”) with SAM, whereby, EZER agreed to transfer to SAM 3,640,619 shares of our common stock in partial satisfaction of EZER’s obligations under the EZER Series One Corporate Bond held by SAM, in an amount of Japanese Yen 5,869,244,308 on the later to occur of (i) November 20, 2007, and (ii) the date the Korean Fair Trade Commission approved the transfer of such shares (the “Closing Date”) based upon the NASDAQ closing price of our common stock on the day prior to the Closing Date.

On November 19, 2007, the Korean Fair Trade Commission approved the transfer of our common stock pursuant to the Accord and Satisfaction Agreement. As a result, on November 20, 2007, EZER no longer held any of our shares.

On February 13, 2008, Heartis Inc., or Heartis, a corporation organized under the laws of Japan, executed a stock purchase and sale agreement (the “Purchase Agreement”) with SAM pursuant to which SAM agreed to transfer 3,640,619 shares of our common stock to Heartis. On February 29, 2008, Heartis paid to SAM Japanese Yen 4,036,298,947, an amount equal to the 3,640,619 shares multiplied by the NASDAQ Global Market closing price of ADSs representing shares of our common stock on February 13, 2008 ($2.56), multiplied by four ADSs (representing one share of our common stock), and further multiplied by the JPY/U.S. dollar telegraphic transfer middle rate on February 14, 2008, reported by Mizuho Corporate Bank, Ltd. (108.27 JPY per 1.00 U.S. dollar), in exchange for delivery of our common stock. On the same date, 3,640,619 shares of our common stock were transferred to Heartis pursuant to the Purchase Agreement.

In order to finance the transaction contemplated by the Purchase Agreement, Heartis executed a loan agreement (the “Loan Agreement”) with SAM on February 22, 2008. Under the Loan Agreement, on February 29, 2008 SAM loaned to Heartis JPY 4,030,000,000, the principal of which Heartis shall repay no later than February 28, 2010. Heartis shall pay to SAM interest at a rate of 14.5% per annum. As collateral for the loan, Heartis agreed in the Loan Agreement to pledge to SAM 24,308 shares of common stock of GungHo, a corporation organized under the laws of Japan, which shares were acquired by SAM through a third party allotment on April 1, 2008 under a share subscription agreement (the “Share Subscription Agreement”) between Heartis and GungHo on February 14, 2008. Heartis provided the remainder of the consideration specified by the Purchase Agreement out of its working capital.

GungHo is 19.5% held by Heartis and 14.6% by Asian Groove. Taizo Son, the Chairman of GungHo, controls Heartis through his 100% ownership of the issued share capital of Inter Operations, which owns 100% of the issued share capital of Heartis. Taizo Son also controls Asian Groove by directly owning 33.3% of the issued share capital of Asian Groove and indirectly owning, through his ownership of Inter Operations, a further 33.3% of Asian Groove. Thus, Taizo Son indirectly owns or controls 34.1% of the issued share capital of GungHo.

On February 14, 2008, GungHo executed the Share Subscription Agreement with Heartis pursuant to which, on April 1, 2008, Heartis was to transfer 3,640,619 shares of our common stock to GungHo as a contribution in kind for 24,308 newly issued shares of common stock of GungHo. The number of shares issued by GungHo was determined based on an aggregate valuation of the shares of Japanese Yen 4,035,180,549.

On April 1, 2008, the Share Subscription Agreement between Heartis and GungHo was consummated. As a result, the legal title to 3,640,619 shares of our common stock that Heartis held until such time was transferred to GungHo.

On June 23, 2008, GungHo and LaGrange Capital Partners, L.P., or LaGrange, entered into a Stock Purchase Agreement (the “LaGrange Stock Purchase Agreement”), whereby GungHo purchased 1,378,166 ADSs representing 344,541.50 shares of our common stock held by LaGrange for an aggregate purchase price of US$2,067,249. The purchase price was paid out of GungHo’s own funds. The LaGrange Stock Purchase Agreement was consummated on June 23, 2008.

On June 23, 2008, GungHo and LaGrange Capital Partners Offshore Fund, Ltd., or LaGrange Offshore, entered into a Stock Purchase Agreement (the “LaGrange Offshore Stock Purchase Agreement”), whereby GungHo purchased 424,051 ADSs representing 106,012.75 shares of our common stock held by LaGrange Offshore for an aggregate purchase price of US$636,076.50. The purchase price was paid out of GungHo’s own funds. The LaGrange Offshore Stock Purchase Agreement was consummated on June 23, 2008.

On June 24, 2008, GungHo and Raffles Associates, L.P., or Raffles, entered into a Stock Purchase Agreement (the “Raffles Stock Purchase Agreement”), whereby GungHo purchased 122,261 ADSs representing 30,565.25 shares of our common stock held by Raffles for an aggregate purchase price of US$183,391.50. The purchase price was paid out of GungHo’s own funds. The Raffles Stock Purchase Agreement was consummated on June 24, 2008.

We have in the ordinary course of business, entered into various contracts with GungHo. See ITEM 4.B. “BUSINESS OVERVIEW — OUR MARKETS — Overseas markets” and ITEM 10.C. “MATERIAL CONTRACTS.”

(2)	Consists of (i) 105,973 common shares and 1,629,249 ADSs owned by RCG PB, Ltd, or RCG PB, (ii) 347,160 ADSs owned by Parche, LLC, or Parche, and (iii) 270,729 ADSs owned by Ramius Value and Opportunity Master Fund Ltd, or Ramius Value and Opportunity. As the sole non-managing member of Parche, Ramius Enterprise Master Fund Ltd, or Enterprise, may be considered the beneficial owner of any securities deemed to be beneficially owned by Parche. Enterprise disclaims beneficial ownership of these securities. As the investment adviser of Ramius Value and Opportunity and the managing member of Parche, RCG Starboard Advisors may be considered the beneficial owner of any securities deemed to be beneficially owned by such entities. RCG Starboard Advisors disclaims beneficial ownership of these securities. As the investment adviser of Enterprise and RCG PB, Ramius Advisors may be considered the beneficial owner of any securities deemed to be beneficially owned by such entities. Ramius Advisors disclaims beneficial ownership of these securities.

As the sole managing member of RCG Starboard Advisors and Ramius Advisors, Ramius LLC may be considered the beneficial owner of any securities deemed to be beneficially owned by such entities. Ramius disclaims beneficial ownership of these securities. C4S & Co., L.L.C., or C4S, is the managing member of Ramius and may be considered the beneficial owner of any securities deemed to be beneficially owned by Ramius. C4S disclaims beneficial ownership of these securities. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S and may be considered beneficial owners of any securities deemed to be beneficially owned by C4S. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these securities.

(3)	Consists of shares beneficially owned by Moon Capital Master Fund Ltd. and Moon Capital Leveraged Master Fund Ltd., each of which is managed by Moon Capital Management LP under the control of JWM Capital LLC and John W. Moon.

To the best of our knowledge, as of December 31, 2008, approximately 43.2% of our common shares were held in the United States (in the form of common shares or ADSs). Also to the best of our knowledge, we had approximately 595 beneficial holders of our shares (in the form of ADSs) in the United States as of December 31, 2008.

ITEM 7.B.	Related Party Transactions

Relationship with GungHo Online Entertainment, Inc.

On April 1, 2008, GungHo acquired 3,640,619 shares of our common stock, which was approximately 52.4% of our total shares. On June 23, 2008 and June 24, 2008, GungHo acquired our ADSs representing 450,554.25 and 30,565.25 shares of the Company, respectively. As of May 31, 2009, GungHo beneficially owns approximately 4,121,739 shares of the Company’s common stock, constituting approximately 59.3% of the total issued and outstanding common shares. The trade accounts receivable due from GungHo as of December 31, 2006, December 31, 2007 and December 31, 2008 amount to Won 86 million, Won 1,613 million and Won 3,291 million, respectively. Mr. Toshiro Ohno, our Chief Executive Officer, President, Chairman of the Board of Directors, Mr. Yoshinori Kitamura, our Executive Director and Chief Operating Officer, Mr. Kazuki Morishita, our Executive Director and Mr. Kazuya Sakai, our Executive Director, have been an Executive Officer and Executive General Manager, Director and Executive General Manager, President and Chief Executive Officer, and Director and Chief Financial Officer of GungHo, respectively.

Relationship with SoftBank Corporation

Softbank BB Corp., or Softbank BB, a corporation organized under the laws of Japan, and a subsidiary of SoftBank Corporation, or SoftBank, a corporation organized under the laws of Japan, owns 33.9% of the issued share capital of GungHo. Masayoshi Son is the Chairman, Chief Executive Officer and controlling shareholder of SoftBank and Softbank BB, and is also brother to Taizo Son, who indirectly owns or controls 34.1% of the issued share capital of GungHo.

In December, 2005, we entered into a limited partnership agreement with Movida Investment Inc., which was merged into Entertainment Farm Inc. in February 2007, SoftBank, GungHo, which became our majority shareholder in April 2008, and seven other companies to invest in Online Game Revolution Fund No. 1, a fund with a total proposed investment size of Japanese Yen 10 billion, with the objective of investing in companies which develop online games in Japan. Entertainment Farm Inc., a Japanese company, operates the fund as the general partner. As a limited partner, we do not have a significant influence over the fund’s investment decisions. The fund has a term of five years from the effective date, which is January 1, 2006. As of December 31, 2008, the Company, SoftBank and GungHo had interests of 16.39%, 49.18% and 8.20%, respectively, in the fund. We have agreed to contribute a total of Japanese Yen 1,000 million, which represented 10% of the total capital commitment in the fund by the limited partners at the time of the agreement, and which currently represents 16.39% of the fund due to the withdrawal of some limited partners in the fund. The Company invested Japanese Yen 250 million (Won 2,114 million) until 2006, and made additional investments amounting to Japanese Yen 642 million (Won 6,054 million) in 2008 and Japanese Yen 18 million (Won 229 million) in May 2009. As of the date hereof, we have invested a total of Japanese Yen 910 million, which represents 91% of our total capital commitment. On December 28, 2007 and January 7, 2008, the fund entered into purchase agreement and service agreement with GungHo to purchase online game of Grandia Online under development by GungHo for Japanese Yen 2,600 million (Won 23,089 million), and for GungHo to continue providing development, marketing, operation and maintenance services after commercialization for revenue sharing from the game. On July 11, 2008, the fund also entered into a partnership agreement with GungHo Works, Inc., a subsidiary of GungHo, and paid GungHo Works, Inc. Japanese Yen 124 million (Won 1,220 million) to share profits from its online game Hero’s Saga Laevatein.

In addition, in May 2006, we invested US$ 9 million in acquiring Series D preferred shares of Perpetual Entertainment Inc., a U.S. based online game developer, which went to liquidation in October 2007. Softbank’s venture capital affiliates, Softbank Capital Technology and Mobius Technology Ventures, were also investors in Perpetual Entertainment, Inc.

Relationship with Gravity Interactive, Inc.

In April 2003, we entered into an agreement with Gravity Interactive, formerly known as Gravity Interactive, LLC, for the service and distribution of Ragnarok Online in the United States and Canada pursuant to which Gravity Interactive agreed to remit dividends to us based on a percentage of earnings. After Gravity Interactive changed their form to an incorporated company in January 2006, we entered into an agreement with Gravity Interactive for the service and distribution of Ragnarok Online in the United States and Canada pursuant to which Gravity Interactive agreed to remit royalties to us instead of dividends, which was amended in January 2008 to include Australia and New Zealand as service countries and in January 2009. Also, we entered into an agreement with Gravity Interactive for the service and distribution of R.O.S.E. Online in the United States, Canada and Mexico and Requiem in the United States and Canada in January 2006 and February 2008, respectively. All the right of R.O.S.E. Online for the United States, Canada and Mexico were transferred to Gravity Interactive in June 2007. Mr. Toshiro Ohno, our President and Chief Executive Officer, and Mr. Yoon Seok Kang, our Chief Executive Officer, are Directors and Mr. Yoshinori Kitamura, our Executive Director and Chief Operating Officer, is Chief Executive Officer of Gravity Interactive.

Relationship with L5 Games Inc.

In October 2007, we formed L5 Games Inc., which is a wholly-owned subsidiary of Gravity Interactive. L5 Games went into liquidation in August 2008.

Relationship with Gravity Entertainment Corporation and the Animation Production Committee

From March to June 2004, we provided a series of loans in the aggregate amount of Japanese Yen 35 million, at an annual interest rate of 9%, to Gravity Entertainment, formerly RO Production Co., Ltd., our then 50%-owned subsidiary in Japan, for the production and marketing of Ragnarok the Animation and for working capital purposes. These loans have been fully repaid as of December 2004. In October 2004, we purchased from GungHo, which at the time owned the remaining 50% interest in Gravity Entertainment, their ownership interest in Gravity Entertainment for a purchase price of zero, making us the 100% shareholder of Gravity Entertainment.

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

Pursuant to an arrangement between Gravity Entertainment and the joint venture, Gravity Entertainment is required to remit 70% of the revenues from its animation business to the joint venture. As of December 31, 2008, the amount due and payable to the joint venture by Gravity Entertainment amounted to Japanese Yen 15 million.

Pursuant to an export and copyright authorization agreement between Gravity Entertainment and the Company, effective in April 2004, we have the exclusive license to sell Ragnarok the Animation to countries in Southeast Asia, which include Vietnam, Laos, Cambodia, Thailand, Malaysia, Singapore, Indonesia, the Philippines, Taiwan, China and Hong Kong. Mr. Yoon Seok Kang, our Chief Executive Officer, has been a Director, Mr. Yoshinori Kitamura, our Executive Director and Chief Operating Officer, has been Chief Executive Officer and Mr. Kazuya Sakai, our Executive Director, has been a Director of Gravity Entertainment.

Relationship with TriggerSoft Corporation

We acquired 88.15% of the outstanding common shares of TriggerSoft for an aggregate purchase price of Won 1,627 million in April and May 2005. We made loans in the amount of Won 1,050 million and Won 940 million to TriggerSoft, the developer of R.O.S.E. Online game, at an annual interest rate of 9% payable monthly in arrears in 2005 and 2006, respectively. We made additional loans in the amount of Won 185 million in 2007. TriggerSoft went into liquidation in May 2007 and the liquidation was completed in October 2007. TriggerSoft defaulted on the Company’s loans in October 2007. All the rights of R.O.S.E. Online were transferred to us in October 2007.

Relationship with NeoCyon, Inc.

We acquired 96.11% of the outstanding common stocks of NeoCyon for an aggregate purchase price of Won 7,716 million in cash pursuant to a series of share purchase transactions which took place in November and December 2005. In September 2006, we entered into an agreement regarding mobile publishing with NeoCyon and they have been remitting royalties to us. Mr. Yoon Seok Kang, our Chief Executive Officer, has been a Director, and Mr. Yoshinori Kitamura, our Executive Director and Chief Operating Officer, have been Directors and Mr. Seung Taik Baik, our former Executive Director, has been Chief Executive Officer of NeoCyon.

Relationship with Gravity CIS Co., Ltd.

In September 2006 we acquired 100% of the voting shares of Gravity CIS Co., Ltd., formerly known as Gravity CIS, Inc., formerly Mados, Inc., from Cybermedia International, Inc., a former subsidiary of NeoCyon, Inc. Gravity CIS changed to a limited liability company in November 2007. We extended a loan in the amount of US$ 1.5 million to Gravity CIS on February 28, 2006 and made additional loans in the amount of US$ 0.5 million on February 10, 2007 at an annual interest rate of 4.9% payable monthly in arrears. As of May 31, 2009, the total outstanding loan amounts to US$0.5 million. In October 2006, an agreement with NeoCyon for the service and distribution of Ragnarok Online in Russia, which was entered into in December 2004, was transferred to Gravity CIS. In March 2009, an amendment was made to include Armenia, Azerbaijan, Belorussia, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan as service countries. In December 2007, we entered into an agreement with Gravity CIS for the service and distribution of Requiem in Armenia, Azerbaijan, Belorussia, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan. Mr. Chang Ki Kim, our general manager, has been the Chief Executive Officer of Gravity CIS.

Relationship with Gravity RUS Co., Ltd.

In October 2007, we founded Gravity RUS and acquired 99.99% of the voting shares. We transferred 100% of the voting shares of Gravity CIS to Gravity RUS in December 2007.

Relationship with Gravity EU SASU

In August 2006, we founded Gravity EU, a wholly owned Europe-based subsidiary. In October 2006, an agreement with Mados, Inc., a former subsidiary of Cybermedia International, Inc., a former subsidiary of NeoCyon, for the service and distribution of Ragnarok Online in France and Belgium, which was entered into in August 2005, was transferred to Gravity EU. In June 2008, an amendment was made to include the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark and Spain as service countries. We made a loan in the amount of EUR 188,650 to Gravity EU on August 29, 2008 and made additional loans in the amount of EUR 100,000 on January 29, 2009 at an annual interest rate of 4.8% payable monthly in arrears. As of May 31, 2009, the total outstanding loan amounts to EUR 288,650. Mr. Chang Ki Kim, our general manager, has been the Chief Executive Officer of Gravity EU.

Relationship with Gravity Middle East & Africa FZ-LLC

In May 2007, we founded Gravity Middle East & Africa, a wholly owned Dubai-based subsidiary. In November 2005, an agreement with Sento Enterprises Limited for the service and distribution of Ragnarok Online in United Arab Emirates, Saudi Arabia, Kuwait, Qatar, Bahrain, Oman, Yemen, Iraq, Syria, Egypt, Iran, Israel, Lebanon and Jordan, which was entered into in May 2005, was amended with the distributor to exclude Iran and Syria. In May 2007, the agreement was transferred to Gravity Middle East & Africa. Gravity Middle East & Africa went into liquidation proceedings in September 2008.

ITEM 7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

ITEM 8.A.	Consolidated Statements and Other Financial Information

FINANCIAL STATEMENTS

All relevant financial statements are included in “ITEM 18. FINANCIAL STATEMENTS.”

LEGAL PROCEEDINGS

Class action complaints

In May 2005, a number of class action complaints were filed against the Company and other defendants for alleged violation of the United States federal securities law in the United States District Court for the Southern District of New York (the “Court”) in connection with the initial public offering of the Company’s ADSs in February 2005. The actions were consolidated by an order of the Court entered on December 12, 2005 as In Re Gravity Co., Ltd. Securities Litigation, No. 1:05-CV-4804-LAP to be prosecuted on behalf of a class of those who purchased ADSs between February 7, 2005 and November 10, 2005. On July 10, 2006, the lead plaintiff filed a Consolidated Amended Complaint (the “CAC”) which identified the Company and certain of its former individual directors and officers as defendants, and claims that the Company’s registration statement on Form F-1 and the prospectus which constitutes a part of the registration statement used in connection with its initial public offering contained material misstatements and omissions. On October 17, 2006, the Company and certain other defendants filed motions to dismiss the CAC. Pursuant to a mediation session held in New York on April 25, 2007, the Company, one other defendant and the plaintiffs agreed in principle to settle the class action litigation for US$ 10 million. The Company’s share of the settlement was US$ 5 million. In July 2007, the parties filed a stipulation with the Court requesting that the Court approve the proposed settlement. In November 2007, the federal judge presiding over the consolidated class action approved settlement of the class action and made the determination that the costs of administering the settlement, including the plaintiffs’ attorneys’ fees of 20.56% of the settlement amount and related expenses, be paid out of the settlement fund before distributions were to be made to class members. No plaintiffs filed an appeal during the 30-day appeal period which expired on December 21, 2007, and settlement amounts were disbursed to class members shortly thereafter. Upon completion of this settlement, the Company, its current and former directors and officers as well as other third parties were released from liability for the claims asserted in the class action litigation.

Other litigation matters

As of December 31, 2008, we are a defendant in two separate lawsuits claiming damages for breach of contract in which we have been a party. In May 2007, YNK Korea Inc., formerly known as Sunny YNK Inc., our former investor for Ragnarok Online, filed a lawsuit against us claiming that we failed to distribute the earnings from a certain amount of net sales due to the embezzlement of royalty revenue committed by our former chairman and from license fees from overseas licensees. The claim of the lawsuit amounts to approximately Won 1,344 million. In October 2006, Softstar Entertainment Inc., our former licensee in Taiwan, Hong Kong and Macao for R.O.S.E. Online, filed a lawsuit against us insisting that the game program for the open beta testing of the game in Taiwan which was provided by us was different from the program used for the closed beta testing and was materially deficient, thereby causing them to incur a loss in their business. The license agreement with Softstar Entertainment Inc., which was entered in February 2005, was terminated by the plaintiff in December 2005 and the open beta testing of the game was terminated in March 2006. No court dates have yet been set and the likely outcome of these lawsuits cannot be determined at this time.

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

Holders of outstanding common shares on a dividend record date will be entitled, subject to applicable withholding taxes, to the full dividend declared without regard to the date of issuance of the common shares or any subsequent transfer of the common shares. Payment of annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, and payment of interim dividends, if any, will be made in the same year after approval by our Board of Directors, in each case, subject to certain provisions of our articles of incorporation and the Korean Commercial Code. See ITEM 10.B. “ARTICLES OF INCORPORATION — Dividends.”

Subject to the terms of the deposit agreement for the ADSs, you will be entitled to receive dividends on common shares represented by ADSs to the same extent as the holders of common shares, less the fees and expenses payable under the deposit agreement in respect of, and any Korean tax applicable to, such dividends. See ITEM 10.E. “TAXATION — KOREAN TAXATION.” The depositary will generally convert the Won, and it receives into U.S. dollars and distributes the U.S. dollar amounts to you. For a description of the U.S. federal income tax consequences of dividends paid to our shareholders, See ITEM 10.E. “TAXATION — U.S. FEDERAL INCOME TAX CONSIDERATIONS.”

ITEM 8.B.	Significant Changes

We plan to enter into a memorandum of understanding with Innova Systems LLP, or Innova, a Russian game company, to sell Gravity RUS and Gravity CIS to Innova, and to discuss plans to establish a joint venture to continue to operate the games in Russia in June 2009.

ITEM 9.	THE OFFER AND LISTING

ITEM 9.A.	Offer and Listing Details

Common Stock

Our common shares are not listed on any stock exchange or organized trading market, including in Korea. There is no public market for our common shares, although a small number of our common shares are traded in off-market transactions involving private sales primarily in Korea.

American Depository Shares

Following our initial public offering on February 8, 2005, the ADSs have been issued by The Bank of New York Mellon, formerly known as The Bank of New York, as depositary and are listed on the NASDAQ Stock Market’s the NASDAQ Global Market, formerly the NASDAQ National Market, under the symbol “GRVY.” Each ADS represents one-fourth of one share of our common stock. As of May 31, 2009, 12,217,636 ADSs representing 3,054,409 shares of our common stock were outstanding.

The table below shows the high and low trading prices on the NASDAQ for the outstanding ADSs since February 8, 2005. Each ADS represents one-quarter of one share of our common stock.

	Price
Period	High	Low
	(In US$)

2005	13.77	5.30
2006	9.88	4.80
2007	7.25	2.75
First Quarter	6.55	5.42
Second Quarter	7.25	5.57
Third Quarter	6.50	3.63
Fourth Quarter	4.31	2.75
2008	3.50	0.36
First Quarter	3.50	1.38
Second Quarter	2.00	1.00
Third Quarter	1.99	0.80
Fourth Quarter	1.14	0.36
December	0.70	0.43
2009 (through May 31, 2009)	1.22	0.50
First Quarter	0.90	0.50
January	0.90	0.50
February	0.73	0.56
March	0.69	0.53
April	1.22	0.69
May	1.20	0.89

ITEM 9.B.	Plan of Distribution

Not applicable.

ITEM 9.C.	Markets

See ITEM 9.A. “OFFERING AND LISTING DETAILS.”

ITEM 9.D.	Selling Shareholders

Not applicable.

ITEM 9.E.	Dilution

Not applicable.

ITEM 9.F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

ITEM 10.A.	Share Capital

Not applicable.

ITEM 10.B.	Articles of Incorporation

Our articles of incorporation was amended at the extraordinary general meetings of shareholders on June 12, 2009 to incorporate certain changes from the amendments to the Korean Commercial Code on January 30, 2009. Pursuant to the amended articles, our directors are prohibited from receiving any severance payments; two-thirds of the members of the Audit Committee are required to be independent directors and references to “the Act on Special Measures for the Promotion of Venture Businesses” have been deleted from the amended articles, among other changes. We have filed our amended articles of incorporation as an exhibit to this annual report on Form 20-F.

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

We may issue new shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights if the new shares are issued:

•	through a general public offering pursuant to a resolution of the Board of Directors of no more than 50% of the total number issued and outstanding shares;

•	to the members of the employee stock ownership association;

•	upon exercise of a stock option in accordance with our articles of incorporation;

•	in the form of depositary receipts of no more than 50% of the total number issued and outstanding shares;

•	to induce foreign direct investment necessary for business in accordance with the Foreign Investment Promotion Act of no more than 50% of the total number issued and outstanding shares;

•	to domestic or overseas financial institutions, corporations or individuals for the purpose of raising funds on an emergency basis;

•	to certain companies under an alliance arrangement with us; or

•	by a public offering or to cause the underwriters to underwrite new shares for the purpose of listing them on any stock exchange of no more than 50% of the total number issued and outstanding shares.

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

ITEM 10.C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described below or otherwise as described in ITEM 4. “Information on the Company” or elsewhere in this annual report.

Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 4, 2008 between AsiaSoft Corporation Public Co., Ltd. and Gravity Co., Ltd.

Under this amendment with our licensee in Thailand, the term of the Ragnarok License and Distribution Agreement was extended for two year to March 4th, 2010 and Licensee shall pay to Licensor USD $100,000 as Technical Support Service Maintenance Fee.

Fourth Amendment to the Exclusive Ragnarok License and Distribution Agreement dated April 30, 2008, between Burda:ic GmbH and Gravity Co., Ltd.

Under this amendment with our licensee in Germany, the term of the Ragnarok License and Distribution Agreement was extended for one year to April 14, 2009.

Assignment of Agreement dated May 30, 2008, among Level Up! Network India Pvt. Ltd., Level Up! International Holdings Pte. Ltd. and Gravity Co., Ltd.

Under this assignment of Agreement, all the rights of Level Up! Network India Pvt. Ltd. in India were transferred to Level Up! International Holdings Pte. Ltd.

First Amendment to the Exclusive Ragnarok Software License Agreement dated June 1, 2008, between Gravity EU SASU and Gravity Co., Ltd.

Under this amendment, the serviced countries were expanded to include The United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark, and Spain.

Exclusive Ragnarok Online License and Distribution Agreement dated July 2, 2008, between AsiaSoft Corporation Public Co., Ltd. and Gravity Co., Ltd.

On July 2, 2008, we entered into an agreement with Asiasoft Corporation Public Co., Ltd, our licensee in Vietnam, under which we granted the licensee an exclusive right to license the distribution rights for Ragnarok Online in Vietnam for a monthly royalty payment of 30% from the net sales amount in the event accumulated total gross sales amount surpasses US$300,000. The term of the agreement is two years from the date of commercialization of Ragnarok Online in Vietnam, renewable for one year by the licensee.

First Amendment to the Exclusive Emil Chronicle Online License and Distribution Agreement dated July 4, 2008, between Infocomm Asia Holdings Pte Ltd. and Gravity Co., Ltd.

Under this amendment, the licensee’s rights to countries in which the licensee had not yet entered into service agreements reverted to us.

Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated September 1, 2008, between Shengqu Information Technology (Shanghai) Co., Ltd. and Gravity Co., Ltd.

Under this amendment with our licensee in China, the term of the original agreement dated July 5, 2005 was extended for one year to September 1, 2010.

Exclusive Ragnarok Online License and Distribution Agreement dated September 1, 2008, between Level Up! Inc. and Gravity Co., Ltd.

On September 1, 2008, we entered into an agreement with Level up! Inc., our licensee in the Philippines, under which we granted the licensee an exclusive right to license the distribution rights for Ragnarok Online in the Philippines for an initial license fee of US$100,000 and a monthly payment equal to 25% of the licensee’s gross sales amount from Ragnarok Online. The term of the agreement is two years from the execution date of the agreement, subject to renewal for a one-year term.

Exclusive Emil Chronicle Online License and Distribution Agreement dated December 8, 2008, between Run Up Game Distribution and Development Sdn. Bhd. and Gravity Co., Ltd.

On December 8, 2008, we entered into an agreement with Run Up Game Distribution and Development SDN BHD., our licensee in Singapore and Malaysia, under which we granted the licensee an exclusive right to license the distribution rights for Emil Chronicle Online in Singapore and Malaysia for an initial license fee of US$100,000 payable, a minimum guaranteed payment of US$50,000 and a monthly payment equal to 20% of the gross sales amount from Emil Chronicle Online. The term of the agreement is three years from the execution date of the agreement with an option to renew for one year.

Third Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated
January 1, 2009, between Gravity Interactive, Inc., and Gravity Co., Ltd.

Under this amendment, the term of the Ragnarok License and Distribution Agreement was extended for two years to December 31, 2010.

Exclusive Ragnarok Online License and Distribution Agreement dated January 21, 2009, between Tahadi Games Ltd. and Gravity Co., Ltd.

On January 21, 2009, we entered into an agreement with Tahadi Games Ltd., under which we granted the licensee an exclusive right to license the distribution rights for Ragnarok Online in United Arab Emirates, Saudi Arabia, Jordan, Kuwait, Syria, Bahrain, Qatar, Palestine, Oman, Lebanon, Libya, Sudan, Mauritania, Iraq, Egypt, Algeria, Morocco and Tunisia for an initial license fee of US$350,000, a minimum guaranteed payment of US$100,000 and a monthly payment equal to 24% of the gross sales amount from Ragnarok Online. The term of the agreement is three years from the date of commercialization of Ragnarok Online, renewable for one year by the licensee.

Exclusive Emil Chronicle Online License and Distribution Agreement dated February 26, 2009, between PT. Wave Wahana Wisesa and Gravity Co., Ltd.

On February 26, 2009, we entered into an agreement with PT. Wave Wahana Wisesa, our licensee in Indonesia, under which we granted the licensee an exclusive right to license the distribution rights for Emil Chronicle Online in Indonesia for an initial license fee of US$110,000, a minimum guaranteed payment of US$100,000 and a monthly payment equal to 23% of the gross sales amount from Emil Chronicle Online. The term of the agreement is three years from the date of commercialization of Emil Chronicle Online in Indonesia, subject to renewal for one year.

Exclusive Ragnarok Authorization and Distribution Agreement dated March 2, 2009, between Level Up! Interactive S.A and Gravity Co., Ltd.

On March 2, 2009, we entered into an agreement with Level Up! Interactive S.A., our licensee in Brazil, under which we granted Level Up! Interactive S.A. an exclusive right to license the distribution rights for Ragnarok Online in Brazil for an authorization fee of US$100,000 and a monthly royalty payment equal to 25% of the licensee’s gross sales amount from Ragnarok Online. The term of the agreement is two years from the execution date of the agreement, with an option to renew for one year.

Seventh Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated March 7, 2009, between Gravity CIS, Inc. and Gravity Co., Ltd.

Under this amendment, the term of the Ragnarok License and Distribution Agreement was extended to March 6, 2011. The amendment also decreased monthly royalty payments from 35% to 25% of the licensee’s monthly service sales amount from the Ragnarok Online and expanded the serviced countries to include Armenia, Azerbaijan, Belorussia, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

ITEM 10.D.	Exchange Controls

General

The Foreign Exchange Transaction Law and the Presidential Decree and regulations under such Law and Decree, or the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, if non-residents wish to acquire Korean securities, a report must be filed with the President of Korea Exchange Bank or the President of Bank of Korea except for certain cases (provided, however that, under the Financial Investment Services and Capital Markets Act, foreigners cannot acquire equity securities issued by public corporations in excess of a fixed limit, and under the Foreign Investment Promotion Law, foreigners are either not allowed or restricted in making an investment in certain industries.

Under the Foreign Exchange Transaction Laws, (i) if the Korean government deems that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the Ministry of Strategy and Finance, or the MOSF, may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe-keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and (ii) if the Korean government deems that the international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring on serious obstacles in carrying out currency policies, exchange rate policies and other macroeconomic policies, the MOSF may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the means of payment acquired in such transactions in certain Korean governmental agencies or financial institutions, in each case subject to certain limitations thereunder.

Filing with the Korean government in connection with the issuance of American Depositary Shares

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

Furthermore, prior to making an investment of 10% or more of the outstanding voting shares of a Korean company, foreign investors are generally required under the Foreign Investment Promotion Law to submit a report to the Chairman of the Korea Trade-Investment Promotion Agency, or KOTRA, (including the head of the Trade Center, branch office and/or office designated by the Chairman of KOTRA) and the President of the Foreign Exchange Bank (including the head of the branch office designated by the President of the Foreign Exchange Bank). Subsequent sales of such shares by foreign investors will also require a prior report to the Chairman of KOTRA.

Certificates of the shares must be kept in custody with an eligible custodian

Under Korean law, certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea, which certificates may in turn be required to be deposited with the Korea Securities Depository, or KSD, if they are designated as being eligible for deposit with the KSD. Only the KSD, foreign exchange banks, investment trader, investment broker, collective investment business entity and internationally recognized foreign custodians are eligible to act as a custodian of shares for a foreign investor. However, a foreign investor may be exempted from complying with the requirement to have the certificates deposited with the KSD with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

A foreign investor may appoint one or more standing proxies from among the KSD, foreign exchange banks, investment trader, investment broker, collective investment business entity and internationally recognized foreign custodians, and cannot have any other apart from those standing proxies to represent or act on behalf of them in order to exercise rights of acquired shares, or other matters connected thereto. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

Restrictions on American Depositary Shares and shares

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

A foreign investor may receive dividends on the shares and remit the proceeds of the sale of the shares through a foreign currency account and a Won account exclusively for stock investments by the foreign investor which are opened at a foreign exchange bank designated by the foreign investor without being subject to any procedural restrictions under the Foreign Exchange Transaction Laws. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a foreign exchange bank. Funds in the foreign currency account may be remitted abroad without any governmental approval.

Dividends on shares are paid in Won. No Korean governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any such shares held by a non-resident of Korea must be deposited in his Won account. Funds in the investor’s Won account may be transferred to his foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the investor’s Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive right.

Investment brokers and investment traders are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ securities investments in Korea. Through such accounts, these investment brokers or investment traders may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without such investors having to open their own Won and foreign currency accounts with foreign exchange banks.

ITEM 10.E.	Taxation

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

Dividends on the shares or American Depositary Shares

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

With respect to the taxation of domestic source dividend income of a non-resident individual and non-Korean corporation, if there is no tax treaty entered into between Korea and the country of tax residence of the non-resident individual or non-Korean corporation or if the country of tax residence is a tax haven designated by the Commissioner of National Tax Service in Korea (currently, only Labuan, Malaysia) and has not acquired prior approval of the Commissioner, we will deduct Korean withholding tax from dividends paid to such non-resident individual or non Korean corporation (whether in cash or in shares) at a rate of 22.0% (including resident surtax). If you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for an exemption or a reduced rate of Korean withholding tax according to the tax treaty. In this connection, if the party with whom the income has been provided exists as a paper company in order to receive the benefits of the tax treaty and there exists a separate beneficiary owner who is the real owner of the income (hereinafter referred to as the “Beneficiary Owner”) that is provided with income from dividends, tax will be withheld at source by applying the tax rate determined in the tax treaty entered into between Korea and the country of tax residence of the Beneficiary Owner. If the country of tax residence of the Beneficiary Owner and Korea has not entered into a tax treaty or in the case that such country is Labuan, Malaysia, tax will be withheld at source at a tax rate of 22.0% according to the Korean Corporate Tax Act.

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

In regards to capital gains tax originating from Korea, if there is no tax treaty entered into between Korea and the country of tax residence of the non-resident individual or non-Korean corporation or if the country of tax residence is a tax haven designated by the Commissioner of National Tax Service in Korea (currently, only Labuan, Malaysia) and has not acquired prior approval of the Commissioner, capital gains earned by such non-resident individual or non Korean corporation upon the transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (i) 11% (including resident surtax) of the gross proceeds realized and (ii) 22.0% (including resident surtax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and the transaction costs). However, in most cases where a tax treaty is entered into between Korea and the country of tax residence of the non resident individual or non-Korean corporation, such non-resident individual or non Korean corporation is exempt from Korean income taxation under the applicable Korean tax treaty with his or its country of tax residence. In this regard, if the party to whom the capital gains from securities are provided exists as a paper company in order to receive benefits of a tax treaty and there exists a separate Beneficiary Owner that is provided with income from dividends, tax will be withheld at source by applying the tax rate determined in the tax treaty entered into between Korea and the country of tax residence of the Beneficiary Owner. If the country of tax residence of the Beneficiary Owner and Korea has not entered into a tax treaty or in the case that such country is Labuan, Malaysia, tax will be withheld at source at a tax rate (11% of transfer price or 22.0% of capital gains, whichever is less) according to the Korean Corporate Tax Act. See ITEM 10.E. “TAXATION — KOREA TAXATION — Tax treaties below for a discussion on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify for the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

Aside from the benefits provided in the tax treaties, Korean tax law provides provisions on tax exemptions in regards to capital gains from securities when certain requirements are met. With respect to our common shares, you will not be subject to Korean income taxation on capital gains realized upon the transfer of such common shares, (i) if our common shares are listed on either the Market Division of the Korea Exchange or the KOSDAQ Division of the Korea Exchange, (ii) if shares are transferred through stock market, (iii) if you have no permanent establishment in Korea and (iv) if you did not own or have not owned (together with any shares owned by any entity which you have a certain special relationship with and possibly including the shares represented by the ADSs) 25% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.

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

If you are subject to tax on capital gains with respect to the sale of ADSs, or of our common shares which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of common shares on the KRX or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount at the lower of (i) 11% (including resident surtax) of the gross realization proceeds and (ii) 22.0% (including resident surtax) of the net realized gains (subject to the production of satisfactory evidence of acquisition costs and the transaction costs for the common shares or the ADSs) and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes material U.S. federal income tax consequences of the purchase, ownership or disposition of our ADSs and common shares as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for purposes of the current Korea-United States income tax treaty, (ii) whose ADSs or common shares are not, for purposes of the treaty, effectively connected with a permanent establishment in Korea and (iii) who otherwise qualify for the full benefits of the treaty. Except where noted, it deals only with our ADSs and common shares held as capital assets and does not deal with special situations, such as those of:

•	financial institutions,

•	regulated investment companies,

•	tax-exempt organizations,

•	grantor trusts,

•	certain former citizens or residents of the United States,

•	insurance companies,

•	dealers or traders in securities or currencies,

•	persons liable for alternative minimum tax,

•	persons (including traders in securities) using a mark-to-market method of accounting,

•	persons that have a “functional currency” other than the U.S. dollar,

•	persons that own (or are deemed to own) 10% or more (by voting power) of our common shares,

•	persons who hold our common shares or ADSs as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	entities that are treated as partnerships for U.S. federal income tax purposes.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, the Convention Between the United States of America and the Republic of Korea for The Avoidance of Double Taxation, as amended (the “Tax Convention”), all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations. The discussion below is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all related agreements, will be performed in accordance with their terms.

Persons considering the purchase, ownership or disposition of our ADSs or common shares should consult their own tax advisor concerning U.S. federal income tax consequences in light of their particular situation as well as any other tax consequences arising under the laws of any taxing jurisdiction. In particular, while we do not believe we were a passive foreign investment company in 2007, due to deterioration of the trading price of our ADSs, it is likely we were a passive foreign investment company in 2008 and there is a significant risk that we will continue to be one in 2009. See discussion under ITEM 10.E. “Taxation — U.S. federal income tax considerations — Passive foreign investment companies.”

As used herein, the term “U.S. Holder” means a beneficial holder of our ADS or common share that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that:

○	is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code; or

○	has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States domestic trust.

If a partnership holds our ADSs or common shares, the tax treatment of a partner will generally depend upon the status and the activities of the partner and the partnership. If you are a partner of a partnership holding our ADSs or common shares, you should consult your tax advisor.

American Depositary Shares

If you hold our ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such ADSs. Accordingly, upon the exchange of ADSs for a U.S. Holder’s proportionate interest in our common shares represented by such ADSs, (i) no gain or loss will be recognized to such U.S. Holder, (ii) such U.S. Holder’s tax basis in such common shares will be the same as its tax basis in such ADSs, and (iii) the holding period in such common shares will include the holding period in such ADSs.

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

The determination of whether we are a PFIC is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are uncertain or beyond our control, including the value of our assets,

ADSs and common shares and the amount and type of our income. In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments and other passive assets after our initial public offering, we may have been since our initial public offering, and may be in subsequent years, a PFIC. In particular, while we do not believe we were a PFIC in 2007, due to deterioration of the trading price of our ADSs, we believe that we were a PFIC in 2008 and there is a significant risk that we will continue to be a PFIC in 2009. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you could be subject to adverse U.S. federal income tax consequences as discussed below. Once we are a PFIC for any portion of the period that you hold our ADSs or common shares, all of our subsequent distributions, and any subsequent dispositions by you of such ADSs or common shares, are subject to the excess distribution rules discussed below, even after we cease to be a PFIC.

Alternatively, the PFIC rules described below could be avoided if an election to treat us as a “qualified electing fund” under section 1295 of the Code were available. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

You are urged to consult your own tax advisor concerning the U.S. federal income tax consequences of holding our ADSs or common shares if we are considered a PFIC in any taxable year.

Taxation of dividends

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

If you hold our ADSs or common shares while we are a PFIC

If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to special tax rules with respect to any “excess distribution” received with respect to our ADSs or common shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for our ADSs or common shares will be treated as excess distributions. Under these special tax rules:

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

In addition, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011. If we are a PFIC, you will be required to file Internal Revenue Service Form 8621 for each taxable year in which, among other circumstances, you receive a distribution with respect to our ADSs or common shares.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, a shareholder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Very generally, a class of stock is considered regularly traded for any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Under current law, the mark-to-market election may be available for holders of our ADSs because our ADSs will be listed on NASDAQ which constitutes a qualified exchange as designated in the Code, although there can be no assurance that our ADSs will be “regularly traded” for purposes of the mark-to-market election. The mark-to-market election may not be available for holders of our common shares.

If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of our ADSs or common shares at the end of the year over your adjusted tax basis in our ADSs or common shares. You will be entitled to deduct, as an ordinary loss each year, the excess of your adjusted tax basis in our ADSs or common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

There are a special set of foreign tax credit rules that apply to taxation under the excess distribution regime. These rules are complex and you are urged to consult your tax advisor regarding their application.

If we are never a PFIC while you hold our ADSs or common shares

If we are never a PFIC while you have held our ADSs or common shares, the gross amount of distributions on our ADSs or common shares (including amounts withheld to reflect Korean withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation in taxable years beginning before January 1, 2011 may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation (other than a PFIC) that is eligible for the benefits of a comprehensive income tax treaty with the United States that the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the current Korea-United States income tax treaty meets these requirements. A foreign corporation (other than a PFIC) is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our common shares generally will not be considered readily tradable for these purposes. Under the United States Treasury Department guidance our ADSs, which are currently listed on NASDAQ, will be considered readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

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

you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on our ADSs or common shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our ADSs or common shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of our ADSs or common shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits generally would not give rise to foreign source income and you would not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. Distributions of our ADSs, common shares or preemptive rights to subscribe for our common shares that are received as part of a pro rata distribution to all of our common shareholders generally will not be subject to U.S. federal income tax. Consequently such distributions will not give rise to foreign source income, and you will not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources.

Taxation of capital gains

If you hold our ADSs or common shares while we are a PFIC

If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to the special tax rules discussed above governing “excess distributions” received with respect to our ADSs or common shares. An excess distribution can arise from gain realized on the sale or other disposition (including a pledge) of our ADSs or common shares. The entire gain on disposition of PFIC stock is treated as an excess distribution. Generally, otherwise applicable nonrecognition provisions of the Code are not applicable to transfers of stock in a PFIC, and otherwise unrecognized gain will be recognized and treated as an excess distribution. See “Taxation of dividends — If you hold our ADSs or common shares while we are a PFIC” above for additional information concerning the taxation of excess distributions.

Generally, U.S. Holders are unable to utilize foreign taxes paid or deemed paid to offset the taxes arising from an excess distribution by reason of gains recognized on disposition of PFIC stock. If we are a PFIC, you will be required to file Internal Revenue Service Form 8621 for each taxable year in which, among other circumstances, you recognize gain from a sale or other disposition of our ADSs or common shares.

As discussed above, in certain circumstances a shareholder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method. If you make an effective mark-to-market election, any gain or (subject to the foregoing limitation) loss from a sale or other disposition of our ADSs or common shares generally will be ordinary rather than capital. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

If we are never a PFIC while you hold our ADSs or common shares

If we are never a PFIC while you have held our ADSs or common shares, you generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our ADSs or common shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange, or other disposition (without reduction for any Korean or other non-U.S. tax withheld from such disposition) and your adjusted tax basis in the ADSs or common shares. Your adjusted tax basis in an ADS or common share generally will be its United States dollar cost. The United States dollar cost of a common share purchased with foreign currency generally will be the United States dollar value of the purchase price paid on the date of the purchase or, if the common shares are traded on an established securities market and the investor is a cash-basis or electing accrual basis taxpayer, on the settlement date. Such capital gain or loss will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, including individuals) or loss if, on the date of sale, exchange, or other disposition, the ADSs or common shares were held by you for more than one year. The deductibility of capital losses is subject to limitations. Capital gain or loss from the sale, exchange, or other disposition will generally be sourced within the United States for U.S. foreign tax credit purposes. Any such loss, however, could be resourced to the extent of dividends treated as received with respect to such ADSs or common shares within the preceding 24-month period. Consequently, you may not be able to use the foreign tax credit arising from any Korean tax imposed on the sale, exchange, or other disposition of an ADS or common share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Any Korean securities transaction tax imposed on the sale or other disposition of our ADSs or common shares will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such tax, subject to applicable limitations under the Code.

Under the Tax Convention, a U.S. resident is generally exempt from Korean taxation on gains from the sale, exchange or other disposition of our ADSs or common shares, subject to certain exceptions. You are urged to consult your tax advisor regarding possible application of the Tax Convention.

Information reporting and backup withholding

In general, information reporting will apply to dividends (including distributions of interest on shareholders’ equity) in respect of our ADSs or common shares and the proceeds from the sale, exchange, or redemption of our ADSs or common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient, such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status, or fail to report in full dividend and interest income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Under United States Treasury regulations, U.S. Holders that participate in “reportable transactions” (as defined in the regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. You should consult your own tax advisor as to the possible obligation to file Form 8886 with respect to the sale, exchange, or other disposition of any Won received as a dividend from our ADSs or common shares, or as proceeds from the sale of our ADSs or common shares.

ITEM 10.F.	Dividends and Paying Agents

Not applicable.

ITEM 10.G.	Statement by Experts

Not applicable.

ITEM 10.H.	Documents on Display

We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in ITEM 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report. You may inspect and copy this annual report, including exhibits, and documents that are incorporated by reference in this annual report at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the

SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Any filings we make electronically will be available to the public over the Internet at the website of the SEC at http://www.sec.gov.

ITEM 10.I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

As of December 31, 2008, we had Japanese Yen denominated accounts receivable of Won 2,723 million, which represented 41.21% of our total consolidated accounts receivable balance, and U.S. dollar denominated accounts receivable of Won 1,578 million, which represented 23.88% of our total consolidated accounts receivable balance. We also had Japanese Yen denominated accounts payable of Won 431 million, which represented 13.95% of our total consolidated accounts payable balance, and U.S. dollar denominated accounts payable of Won 140 million, which represented 4.52% of our total consolidated accounts payable balance. As these balances all have short maturities, exposure to foreign currency fluctuations on these balances is not significant. For example, a hypothetical 10% appreciation of the Won against the Japanese Yen and the U.S. dollar, in the aggregate, would reduce our cash flows by Won 373 million.

In 2008, Won 39,161 million of our revenue was derived from currencies other than the Won: primarily the Japanese Yen, Won 27,037 million; the NT dollar, Won 2,059 million; the Thai Baht, Won 989 million; and the U.S. dollar, Won 3,620 million. A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Won in 2008 would have reduced our revenue by Won 3,371 million.

Since 2005, we have begun entering into derivatives arrangements to hedge against the risk of foreign currency fluctuation. As of May 31, 2009, we had no foreign currency forward contracts outstanding. We may in the future continue to enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risks, but we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Korean exchange control regulations that restrict our ability to convert the Won into U.S. dollars, Japanese Yen or EMU Euros under certain emergency circumstances.

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

Credit risk

As our cash and cash equivalents and short-term financial instruments are placed with several local financial institutions, of which approximately 31% are held at one financial institution, we face a potential credit risk that the financial institutions may become insolvent and be unable to repay our principal and interest in a timely manner. While the management believes such financial institutions are of a high credit quality, it is difficult for us to predict the financial condition of the Korean banking sector and the financial institutions that manage our cash holdings. We may be materially and adversely affected by any widespread failure in the Korean banking sector caused by economic downturn and the volatile financial markets in the future.

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

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2008. Based on this evaluation and as a result of the material weakness discussed below, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2008. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Due to the material weakness described below, we performed additional analysis of the equity method investment and other post-closing procedures to ensure that our consolidated financial statements were prepared in accordance with generally accepted accounting principles. Accordingly, our management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008 based upon criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with our management’s evaluation of our internal control over financial reporting described above, our management has identified the following material weakness in our internal control over financial reporting as of December 31, 2008.

Lack of controls over equity method investment

We did not design or maintain effective internal control over the accuracy of the accounting for the equity method investment. Specifically, we did not maintain effective control for the proper identification of and accounting for GAAP differences between local GAAP and U.S. GAAP related to our equity method investment.

This material weakness resulted in a material audit adjustment to the equity method investment and related income/loss accounts. Additionally, this control deficiency could result in a misstatement of the aforementioned accounts and disclosures that would result in a material misstatement to our consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

Because of the material weakness described above, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2008, based on the Internal Control — Integrated Framework issued by the COSO.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included in ITEM 19 of this Form 20-F.

Remediation of Material Weakness in Internal Control over Financial Reporting

As of the date of the filing of this annual report, our management, including our Chief Executive Officer and Chief Financial Officer and the Audit Committee, have established a plan of actions to address the material weakness in our internal control over financial reporting, including preparing a review checklist on the financial statements of our equity method investment and establishing a regular interview and review process with the management of the entity accounted for under the equity method to understand the investee’s accounting policy and to ensure the completeness and accuracy of GAAP conversion process to identify any potential GAAP difference for material transactions.

We believe these steps will enable us to remediate the material weakness reported as of December 31, 2008. As part of our 2009 assessment of internal control over financial reporting, our management will conduct sufficient testing and evaluation of the control to be implemented as part of this remediation plan to ascertain that they are designed and operate effectively.

Changes in Internal Control over Financial Reporting

In our consolidated financial statements as of and for the year ended December 31, 2007, our management identified a material weakness in our internal control over financial reporting related to lack of controls over outsourced IT functions. To address this material weakness, our management, in 2008, implemented a number of measures and devoted significant resources to rectify the weakness including implementing plans to internalize some processes of the outsourced IT functions and reorganizing the procedures of program change by strengthening the monitoring controls on the system integration and user acceptance test executed by the outsourced application service provider.

As of December 31, 2008, our management determined that the remediation measures undertaken to improve our internal control over financial reporting have enabled it to conclude that the material weakness identified in 2007 has been remediated.

Other than remediation of the prior year material weakness described above and the material weakness over equity method investment, there have been no other changes in our internal control over financial reporting during the year ended December 31, 2008 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Phillip Young Ho Kim, our outside director and the chairman of our audit committee, is an “audit committee financial expert,” as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act. Mr. Kim is an independent director as such term is defined in Rule 10A-3 of the Exchange Act for purpose of the listing standards of the NASDAQ Stock Market that are applicable.

ITEM 16B.	CODE OF ETHICS

Pursuant to the requirements of the Sarbanes-Oxley Act, we have previously adopted a Code of Ethics applicable to all our employees, including our Chief Executive Officer, Chief Financial Officer and all other directors and executive officers. We have adopted an amended Code of Ethics, applicable to all our directors and officers and employees, which was filed as Exhibit 11.1 to our annual report for the year ended December 31, 2005. The amendment was made to more clearly set forth the principles underlying the Code of Ethics in order to assist our directors, officers and employees in connection with their adherence to the guideline for ethical behavior described in the Code of Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2007 and 2008 for professional services rendered by our principal accountants Samil PricewaterhouseCoopers, the Korean member firm of PricewaterhouseCoopers, depending on the various types of services and a brief description of the nature of such services.

	Aggregate
	Fees
	Billed During
	the Year
	Ended
	December 31,
Type of Service	2007	2008	Nature of Services
	(In millions
	of Won)

Audit Fees	780	495	Audit service for the Company and its subsidiaries, including restatement audit.
Audit-Related Fees	—	—	Accounting advisory service.
Tax Fees	—	—	Tax return and consulting advisory service.
All Other Fees	—	—

Total	780	495

The policy of our audit committee is to pre-approve all engagements of principal accountants and all audit and non-audit services to be provided by the principal accountants, other than as permitted under applicable laws and regulations.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				Total Number of	Maximum
				Shares Purchased	Number of Shares
				as Part of	that May Yet be
	Total Number of			Publicly	Purchased Under
	Common Shares	Average Price		Announced Plans	the Plans or
Period	Purchased	Paid per Share		or Programs	Programs

April 1, 2008(1)	3,640,619.0	~~W~~	11,006.63	—	—
June 23-24, 2008(2)	481,119.5	~~W~~	6,219.16	—	—

Notes:

(1)	On February 14, 2008, GungHo executed a share subscription agreement with Heartis Inc. pursuant to which, on April 1, 2008, Heartis was to transfer 3,640,619 shares of the Company’s common stock to GungHo as a contribution in kind for 24,308 newly issued shares of common stock of GungHo. The number of shares issued by GungHo was determined based on an aggregate valuation of the shares of Japanese Yen 4,035,180,549. On April 1, 2008, the share subscription agreement between Heartis and GungHo was consummated. As a result, the legal title to 3,640,619 shares of the Company’s common stock that Heartis held until such time was transferred to GungHo. Taizo Son was the Chairman of GungHo and Heartis prior to this transaction. The average price paid per share is expressed in Won at the rate of Won 993.04 to Japanese Yen 100 on April 1, 2008, as quoted by the Bank of Korea. See ITEM 7.A. “MAJOR SHAREHOLDERS” and ITEM 7.B. “RELATED PARTY TRANSACTIONS.”

(2)	On June 23, 2008, GungHo and LaGrange Capital Partners, L.P. entered into a stock purchase agreement whereby GungHo purchased 1,378,166 ADSs representing 344,541.50 shares of the Company held by LaGrange Capital Partners, L.P. for an aggregate purchase price of US$2,067,249. On June 23, 2008, GungHo and LaGrange Capital Partners Offshore Fund, Ltd. entered into a stock purchase agreement whereby GungHo purchased 424,051 ADSs representing 106,012.75 shares of the Company held by LaGrange Capital Partners Offshore Fund, Ltd. for an aggregate purchase price of US$636,076.50. On June 24, 2008, GungHo and Raffles Associates, L.P. entered into a stock purchase agreement whereby GungHo purchased 122,261 American Depositary Shares representing 30,565.25 shares of the Company held by Raffles Associates, L.P. for an aggregate purchase price of US$183,391.50. The average price paid per share is expressed in Won at the rates of Won 1,036.8 to US$1.00 on June 23, 2008 and Won 1,032.5 to US$1.00 on June 24, 2008. See ITEM 7.A. “MAJOR SHAREHOLDERS.”

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

See ITEM 6.C. “BOARD PRACTICES.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to ITEM 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to ITEM 19 “Exhibits” for a list of all financial statements and schedules filed as part of this annual report.

ITEM 19.	EXHIBITS

(a) Financial Statements filed as part of this annual report

The following financial statements and related schedules, together with the reports of independent accountants thereon, are filed as part of this annual report:

(b) Exhibits filed as part of this annual report

1.1		Articles of Incorporation, amended as of June 12, 2009 (English translation)
2	.1*	Form of Stock Certificate of Registrant’s common stock, par value Won 500 per share
2	.1**	Form of Deposit Agreement among Registrant, The Bank of New York Mellon, formerly known as The Bank of New York, as depositary, and all holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, including the form of American depositary receipt**
4	.1*	Agreement on the Development of RAGNAROK Online, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English)
4	.2*	Agreement on the Exclusive License of Copyright Regarding Ragnarok Game Services, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English)

4	.3*	Cooperation Agreement on Ragnarok Game Services, dated May 31, 2002, between Myoung-Jin Lee and Registrant (translation in English)
4	.4*	Agreement on Factual Matters, dated November 19, 2002, between Myoung-Jin Lee and Registrant (translation in English)
4	.5*	Agreement on Ragnarok Game Services and Related Matters, dated January 22, 2003, between Myoung-Jin Lee and Registrant (translation in English)
4	.6*	Agreement, dated June 3, 2003, between Myoung-Jin Lee and Registrant (translation in English)
4	.7*	Agreement, dated October 27, 2004, between Myoung-Jin Lee and Registrant (translation in English)
4	.8*	Investment Agreement, dated February 19, 2002, between Sunny YNK Inc. and Registrant (translation in English)
4	.9*	Agreement, dated February 21, 2002, between Sunny YNK Inc. and Registrant (translation in English)
4	.10†	Share Purchase Agreement, dated May 3, 2005, between Mr. Moon Kyu Kim and Registrant (translation in English)
4	.11*	Ragnarok License and Distribution Agreement, dated July 24, 2002, between GungHo Online Entertainment, Inc. (formerly ONSALE Japan K.K.) (licensee in Japan) and Registrant
4	.12*	Amendment to Ragnarok License and Distribution Agreement, dated September 23, 2004, between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant
4	.13*	Ragnarok Exclusive License and Distribution Agreement, dated May 20, 2002, between Soft-World International Corporation (licensee in Taiwan and Hong Kong) and Registrant
4	.14*	Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 19, 2004, between Soft-World International Corporation (licensee in Taiwan and Hong Kong) and Registrant
4	.15*	Exclusive Ragnarok License and Distribution Agreement, dated October 21, 2002, among Soft-World International Corporation, Value Central Corporation (licensee in China) and Registrant
4	.16†	Fourth Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated May 18, 2005, among Soft-World International Corporation, Value Central Corporation (licensee in China) and Registrant
4	.17*	Ragnarok License and Distribution Agreement, dated June 13, 2002, between Asiasoft International Co., Ltd. (licensee in Thailand) and Registrant
4	.18*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 27, 2004, between Asiasoft International Co., Ltd. (licensee in Thailand) and Registrant
4	.19*	Exclusive Ragnarok License and Distribution Agreement, dated May 12, 2003, among Soft-World International Corporation, Value Central Corporation (licensee in Malaysia and Singapore) and Registrant
4	.20*	Exclusive Ragnarok License and Distribution Agreement, dated March 25, 2003, between Level Up! Inc. (licensee in the Philippines) and Registrant
4	.21†	Third Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated February 18, 2005, between Level Up! Inc. (licensee in the Philippines) and Registrant
4	.22*	Exclusive Ragnarok License and Distribution Agreement, dated April 2, 2004, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant
4	.23*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 29, 2004, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant
4	.24*	Exclusive Ragnarok Online License and Distribution Agreement, dated November 26, 2003, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant
4	.25*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated December 2, 2003, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant
4	.26*	Second Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated November 18, 2004, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant

4	.27†	Exclusive Ragnarok License and Distribution Agreement, dated July 16, 2004, between Ongamenet PTY Ltd. (licensee in Australia and New Zealand) and Registrant
4	.28†	Exclusive Ragnarok License and Distribution Agreement, dated August 15, 2004, between Level Up! Interactive SA (licensee in Brazil) and Gravity Co., Ltd.
4	.29*	Exclusive Ragnarok Software License Agreement, dated May 24, 2004, between Level Up Network India Pvt. Ltd. (licensee in India) and Gravity Co., Ltd.
4	.30*	Lease Agreement, dated August 1, 2004, between Jung Ryool Kim and Registrant (translation in English)
4	.31*	Equipment Sales Agreement, dated December 1, 2003, between Gravity Interactive LLC and Registrant
4	.32*	Service and Distribution of Earnings and Profit Agreement, dated April 1, 2003, between Gravity Interactive, LLC and Registrant
4	.33*	Loan Agreement, dated January 1, 2004, between Gravity Entertainment Corporation, formerly RO Production Ltd., and Registrant (translation in English)
4	.34*	Share (syusshi-mochiban) Assignment Agreement, dated October 25, 2004, between GungHo Online Entertainment, Inc. and Registrant
4	.35*	Joint Project Agreement for TV Animation “Ragnarok,” dated October 1, 2004, among Gravity Entertainment Corporation, formerly RO Production Ltd., GDH Co., Ltd., TV Tokyo Medianet Co., Ltd., Amuse Soft Entertainment Co., Ltd. and GNG Entertainment Inc (translation in English)
4	.36*	Ragnarok Sales Agency Agreement, dated April 10, 2002, between Sunny YNK Inc. and Registrant (translation in English)
4	.37††	Lease Agreement, dated October 19, 2005, between Gravity Co., Ltd. and Meritz Fire & Marine Insurance Co., Ltd.
4	.38††	Real Estate Sale Agreement, dated May 22, 2006, between Gravity Co., Ltd. and Yahoh Communication Ltd.
4	.39††	Global Publishing Agreement, dated November 7, 2005, between Gravity Co., Ltd. and Ndoors Corporation.
4	.40††	Global Publishing Agreement, dated November 15, 2005, between Gravity Co., Ltd. and Sonnori Co., Ltd.
4	.41†††	Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated April 20, 2005 between Level Up! Inc. (licensee in Brazil) and Gravity Co., Ltd.
4	.42†††	Fifth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 22, 2006 between Level Up! Inc. (licensee in the Philippines) and Gravity Co., Ltd.
4	.43†††	Exclusive Ragnarok Online Software License Agreement dated April 9, 2006 between Game Flier (Malaysia) Sdn. Bhd. (licensee in Malaysia and Singapore) and Gravity Co., Ltd.
4	.44†††	3rd Amendment to the Exclusive Ragnarok License and Distribution Agreement dated April 15, 2006 between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Gravity Co., Ltd.
4	.45†††	2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2006 between GungHo Online Entertainment, Inc. (licensee in Japan) and Gravity Co., Ltd.
4	.46†††	Agreement on Changes of the Global Publishing Contract dated October 9, 2006 between Ndoors Corporation (developer of “Time N Tales”) and Gravity Co., Ltd.
4	.47†††	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated October 22, 2006 between Soft-World International Corporation (licensee in Taiwan) and Gravity Co., Ltd.
4	.48†††	Agreement on Changes of the Lease Contract dated January 8, 2007 between Meritz Fire & Marine Insurance Co., Ltd. and Gravity Co., Ltd.
4	.49◊	Exclusive Emil Chronicle Online License and Distribution Agreement dated August 1, 2007, between GameCyber Technology Ltd. (licensee in Taiwan and Hong Kong) and Gravity Co., Ltd.
4	.50◊	First Amendment to the Ragnarok Online Software Agreement dated October 9, 2007, between Game Flier (Malaysia) Sdn. Bhd. (licensee in Singapore and Malaysia) and Gravity Co., Ltd.
4	.51◊	Exclusive Ragnarok Online 2 License and Distribution Agreement dated October 15, 2007, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Gravity Co., Ltd.

4	.52◊	Amendment to the exclusive Ragnarok Online License and Distribution Agreement dated October 22, 2007, between Soft-World International Corporation (licensee in Taiwan and Hong Kong) and Gravity Co., Ltd.
4	.53◊	Exclusive Requiem Online License and Distribution Agreement dated December 1, 2007, between Gravity CIS, Inc. (licensee in Russia and CIS countries) and Gravity Co., Ltd.
4	.54◊	Lease Agreement dated January 1, 2008, between Korea SW Industry Promotion Agency and Gravity Co., Ltd.
4	.55◊	Second Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2008, between Gravity Interactive, Inc. (licensee in the United States and Canada) and Gravity Co., Ltd.
4	.56◊	Exclusive Ragnarok Online 2 Authorization to Use and Distribute Software Agreement dated January 21, 2008, between Level Up! Interactive S.A. (licensee in Brazil) and Gravity Co., Ltd.
4	.57◊	First Amendment to the exclusive Emil Chronicle Online License and Distribution Agreement dated January 23, 2008, between GameCyber Technology Ltd. (licensee in Taiwan and Hong Kong) and Gravity Co., Ltd.
4	.58◊	Exclusive Pucca Racing License and Distribution Agreement dated January 23, 2008, between Ini3 Digital Co., Ltd. (licensee in Thailand), Vooz Co., Ltd. (character licensor) and Gravity Co., Ltd.
4	.59◊	Exclusive Requiem Online License and Distribution Agreement dated February 21, 2008, between Gravity Interactive, Inc. (licensee in the United States and Canada) and Gravity Co., Ltd.
4	.60◊	Sixth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated February 27, 2008, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Gravity Co., Ltd.
4.61		Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 4, 2008 between AsiaSoft Corporation Public Co., Ltd. (licensee in Thailand) and Gravity Co., Ltd.
4.62		Fourth Amendment to the Exclusive Ragnarok License and Distribution Agreement dated April 30, 2008, between Burda:ic GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Gravity Co., Ltd.
4.63		Assignment of Agreement dated May 30, 2008, among Level Up! Network India Pvt. Ltd., Level Up! International Holdings Pte. Ltd. (licensees in India) and Gravity Co., Ltd.
4.64		First Amendment to the Exclusive Ragnarok Software License Agreement dated June 1, 2008, between Gravity EU SASU (licensee in France and 9 other European countries) and Gravity Co., Ltd.
4.65		Exclusive Ragnarok Online License and Distribution Agreement dated July 2, 2008, between AsiaSoft Corporation Public Co., Ltd. (licensee in Vietnam) and Gravity Co., Ltd.
4.66		First Amendment to the Exclusive Emil Chronicle Online License and Distribution Agreement dated July 4, 2008, between Infocomm Asia Holdings Pte Ltd. and Gravity Co., Ltd.
4.67		Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated September 1, 2008, between Shengqu Information Technology (Shanghai) Co., Ltd. (licensee in China) and Gravity Co., Ltd.
4.68		Exclusive Ragnarok Online License and Distribution Agreement dated September 1, 2008, between Level Up! Inc. (licensee in the Philippines) and Gravity Co., Ltd.
4.69		Exclusive Emil Chronicle Online License and Distribution Agreement dated December 8, 2008, between Run Up Game Distribution and Development Sdn. Bhd. (licensee in Singapore and Malaysia) and Gravity Co., Ltd.
4.70		Third Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2009, between Gravity Interactive, Inc., (licensee in the United States, Canada, Australia and New Zealand) and Gravity Co., Ltd.
4.71		Exclusive Ragnarok Online License and Distribution Agreement dated January 21, 2009, between Tahadi Games Ltd. (licensee in UAE and 19 other countries) and Gravity Co., Ltd.
4.72		Exclusive Emil Chronicle Online License and Distribution Agreement dated February 26, 2009, between PT. Wave Wahana Wisesa (licensee in Indonesia) and Gravity Co., Ltd.
4.73		Exclusive Ragnarok Authorization and Distribution Agreement dated March 2, 2009, between Level Up! Interactive S.A (licensee in Brazil) and Gravity Co., Ltd.

4.74		Seventh Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated March 7, 2009, between Gravity CIS, Inc. (licensee in Russia and CIS countries) and Gravity Co., Ltd.
4.75		Form of employment agreement with director and senior management.
8.1		List of Registrant’s subsidiaries
11	.1††	Registrant’s Code of Ethics (amended)
12.1		CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2		CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.3		CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1		CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2		CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.3		CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-122159)

**	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-122160)

†	Previously filed as exhibits to our annual report on Form 20-F filed on June 30, 2005. (File No. 333-51138)

††	Previously filed as exhibits to our annual report on Form 20-F filed on June 30, 2006. (File No. 333-51138)

†††	Previously filed as exhibits to our annual report on Form 20-F filed on June 29, 2007. (File No. 333-51138)

◊	Previously filed as exhibits to our annual report on Form 20-F filed on June 27, 2008. (File No. 333-51138)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:     Heung Gon Kim

Title:	Chief Financial Officer

Date: June 30, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of
Gravity Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Gravity Co., Ltd., or the Company, at December 31, 2008 and December 31, 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, because a material weakness in internal control over financial reporting related to lack of controls over an equity method investment existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under ITEM 15 of the Company’s annual report. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under ITEM 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2008 and 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 13 and 16 to the consolidated financial statements, the Company adopted FAS 123R, Share Based Payments, as of January 1, 2006 and FIN 48 Accounting for Uncertainty in Income Taxes, as of January 1, 2007, respectively.

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

/s/  Samil PricewaterhouseCoopers
Samil PricewaterhouseCoopers

Seoul, KOREA
June 30, 2009

GRAVITY CO., LTD.

CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2008

					(Note 3)
	2007		2008		2008
					(Unaudited)
	(In millions of Korean Won and in thousands of US dollars except share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	~~W~~	53,588	~~W~~	53,168	$41,635
Short-term financial instruments		8,715		7,278	5,699
Accounts receivable, net (including related party balances of ~~W~~1,614 and ~~W~~3,291, respectively)		4,820		6,540	5,122
Other current assets (including related party balances of ~~W~~5 and ~~W~~20, respectively)		5,544		5,564	4,357

Total current assets		72,667		72,550	56,813

Property and equipment, net		7,195		5,226	4,092
Leasehold and other deposits		2,412		1,501	1,175
Intangible assets		11,686		11,154	8,735
Goodwill		1,451		1,451	1,136
Investments		20		2,440	1,911
Other non-current assets (including related party balances of ~~W~~41 and ~~W~~47, respectively)		1,490		1,613	1,263

Total assets	~~W~~	96,921	~~W~~	95,935	$75,125

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including related party balances of ~~W~~30 and ~~W~~402, respectively)	~~W~~	4,573	~~W~~	3,093	$2,422
Deferred income (including related party balances of ~~W~~803 and ~~W~~630, respectively)		3,639		3,286	2,573
Income tax payable		503		815	638
Accrued expense		368		547	428
Current deferred income tax liabilities		577		18	14
Other current liabilities		446		638	500

Total current liabilities		10,106		8,397	6,575

Long-term deferred income (including related party balances of ~~W~~5,353 and ~~W~~4,828, respectively)		10,245		9,839	7,705
Accrued severance benefits		715		926	725
Other non-current liabilities (including related party balances of ~~W~~9 in 2008)		311		165	129

Total liabilities		21,377		19,327	15,134

Commitments and contingencies
Minority interest		68		137	107
Shareholders’ equity:
Preferred shares, ~~W~~500 par value, 2,000,000 shares authorized, and no shares issued and outstanding at December 31, 2007 and 2008, respectively		—		—	—
Common shares, ~~W~~500 par value, 38,000,000 shares authorized, and 6,948,900 shares issued and outstanding as of December 31, 2007 and 2008, respectively		3,474		3,474	2,721
Additional paid-in capital		75,126		75,247	58,925
Accumulated deficit		(2,879)		(5,652)	(4,426)
Accumulated other comprehensive income (loss)		(245)		3,402	2,664

Total shareholders’ equity		75,476		76,471	59,884

Total liabilities and shareholders’ equity	~~W~~	96,921	~~W~~	95,935	$75,125

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2006, 2007 and 2008

							(Note 3)
	2006		2007		2008		2008
							(Unaudited)
	(In millions of Korean Won and in thousands of US dollars
	except share and per share data)

Revenue
Online games-subscription revenue	~~W~~	8,420	~~W~~	9,405	~~W~~	12,576	$9,848
Online games-royalties and license fees (including related party revenue of ~~W~~14,058, ~~W~~16,773 and ~~W~~23,326, respectively)		26,123		24,698		30,110	23,579
Mobile games (including related party revenue of ~~W~~53, ~~W~~390 and ~~W~~2,309, respectively)		3,840		4,063		6,882	5,389
Character merchandising, animation and other revenue (including related party revenue of ~~W~~1,348, ~~W~~597, and ~~W~~1,089, respectively)		2,580		2,063		3,602	2,821

Total net revenue		40,963		40,229		53,170	41,637
Cost of revenue (including related party cost of ~~W~~71, ~~W~~86 and ~~W~~483, respectively)		17,746		19,479		27,772	21,748

Gross profit		23,217		20,750		25,398	19,889
Selling, general and administrative (including related party expenses of ~~W~~121 in 2008)		27,555		29,030		23,489	18,394
Research and development		9,239		5,761		2,145	1,680
Impairment losses on investments		—		8,619		—	—
Litigation charges		4,648		—		—	—
Proceeds from the former chairman due to fraud		(4,947)		—		—	—
Gain on disposal of assets held for sale		(1,081)		—		—	—

Operating loss		(12,197)		(22,660)		(236)	(185)
Other income (expenses)
Interest income		2,973		3,041		2,857	2,237
Interest expense		(95)		(92)		(31)	(24)
Foreign currency income (losses), net		(728)		388		3,235	2,533
Gain on foreign currency forward transaction		151		—		—	—
Others, net		(36)		104		(31)	(24)

Income (Loss) before income tax expenses, minority interest and equity loss of joint venture		(9,932)		(19,219)		5,794	4,537
Income tax expenses		12,069		2,916		3,379	2,646

Income (Loss) before minority interest and equity loss of related joint venture and partnership		(22,001)		(22,135)		2,415	1,891

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS — (Continued)

							(Note 3)
	2006		2007		2008		2008
							(Unaudited)
	(In millions of Korean Won and in thousands of US dollars
	except share and per share data)

Minority interest		7		40		69	54
Equity loss of joint venture and partnership(1)		1,106		1,026		5,119	4,009
Loss before cumulative effect of change in accounting principle		(23,114)		(23,201)		(2,773)	(2,172)
Cumulative effect of change in accounting principle, net of tax		849		—		—	—

Net loss	~~W~~	(22,265)	~~W~~	(23,201)	~~W~~	(2,773)	$(2,172)

Losses per share
Before cumulative effect of change in accounting principle	~~W~~	(3,326)	~~W~~	(3,339)	~~W~~	(399)	$(0.31)
Cumulative effect of change in accounting principle		122		—		—	—

Basic and diluted losses per share	~~W~~	(3,204)	~~W~~	(3,339)	~~W~~	(399)	$(0.31)

Weighted average number of shares outstanding
Basic and diluted		6,948,900		6,948,900		6,948,900	6,948,900

(1)	See Note 17 for transactions with related party.

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years Ended December 31, 2006, 2007 and 2008

								Accumulated
						Retained		Other
	No. of			Additional		Earnings		Comprehensive
	Common	Common		Paid-in		(Accumulated		Income
	Shares	Shares		Capital		Deficit)		(Loss)		Total
	(In millions of Korean Won and in thousands of US dollars, except number of shares)

Balance at January 1, 2006	6,948,900	~~W~~	3,474	~~W~~	74,902	~~W~~	42,587	~~W~~	(201)	~~W~~	120,762
Accounting change from stock based compensation	—		—		(849)		—		—		(849)
Amortization of deferred stock compensation	—		—		641		—		—		641
Comprehensive income (loss)
Unrealized gains on available-for-sale securities	—		—		—		—		(1)		(1)
Cumulative effect of foreign currency translation	—		—		—		—		(175)		(175)
Net loss	—		—		—		(22,265)		—		(22,265)

Total comprehensive loss											(22,441)

Balance at December 31, 2006	6,948,900		3,474		74,694		20,322		(377)		98,113
Amortization of deferred stock compensation	—		—		432		—		—		432
Comprehensive income (loss)
Cumulative effect of foreign currency translation	—		—		—		—		132		132
Net loss	—		—		—		(23,201)		—		(23,201)

Total comprehensive loss											(23,069)

Balance at December 31, 2007	6,948,900		3,474		75,126		(2,879)		(245)		75,476
Amortization of deferred stock compensation	—		—		121		—		—		121
Comprehensive income (loss)
Cumulative effect of foreign currency translation	—		—		—		—		3,647		3,647
Net loss	—		—		—		(2,773)		—		(2,773)

Total comprehensive income											874

Balance at December 31, 2008	6,948,900	~~W~~	3,474	~~W~~	75,247	~~W~~	(5,652)	~~W~~	3,402	~~W~~	76,471

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY — (Continued)

					Accumulated
				Retained	Other
	No. of		Additional	Earnings	Comprehensive
	Common	Common	Paid-in	(Accumulated	Income
(Note 3) Unaudited	Shares	Shares	Capital	Deficit)	(Loss)	Total
	(In thousands of US dollars, except number of shares)

Balance at December 31, 2007	6,948,900	$2,721	$58,830	$(2,254)	$(192)	$59,105
Amortization of deferred stock compensation	—	—	95	—	—	95
Comprehensive income (loss)
Cumulative effect of foreign currency translation	—	—	—	—	2,856	2,856
Net loss	—	—	—	(2,172)	—	(2,172)

Total comprehensive income						684

Balance at December 31, 2008	6,948,900	$2,721	$58,925	$(4,426)	$2,664	$59,884

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006, 2007 and 2008

							(Note 3)
	2006		2007		2008		2008
							(Unaudited)
	(In millions of Korean Won and in thousands of US dollars)

Cash flows from operating activities
Net loss	~~W~~	(22,265)	~~W~~	(23,201)	~~W~~	(2,773)	$(2,172)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization		7,457		7,481		8,501	6,657
Loss on impairment of intangible assets		1,125		871		—	—
Loss on impairment of property and equipment		788		—		11	9
Gain on disposal of assets held for sale		(1,081)		—		—	—
Provision for accrued severance benefits		208		152		885	693
Cumulative effect of accounting change		(849)		—		—	—
Stock compensation expense		641		432		121	95
Loss on impairment of investment		—		8,619		—	—
Equity loss of related joint venture		1,106		1,026		5,119	4,009
Provision for litigation		4,648		—		—	—
Loss (gain) on foreign currency translation		(46)		(133)		108	85
Loss (gain) on disposition of PP&E		25		(7)		84	66
Minority interest		7		40		69	54
Others		91		72		62	48
Changes in operating assets and liabilities
Accounts receivable		2,538		(2,556)		(1,393)	(1,091)
Dividends		30		—		—	—
Other assets		1,161		(447)		(57)	(45)
Accounts payable		(6,811)		9		(2,035)	(1,594)
Deferred income		3,386		1,966		(849)	(665)
Income tax payable		(305)		255		310	243
Deferred income taxes		8,366		(560)		(714)	(559)
Payment of severance benefits		(147)		(86)		(616)	(482)
Accrued litigation liabilities		—		(4,648)		—	—
Other liabilities		(903)		89		119	93

Net cash provided by (used in) operating activities	~~W~~	(830)	~~W~~	(10,626)	~~W~~	6,952	$5,444

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

							(Note 3)
	2006		2007		2008		2008
							(Unaudited)
	(In millions of Korean Won and in thousands of US dollars)

Cash flows from investing activities
Decrease in short-term financial instruments	~~W~~	14,118	~~W~~	36,839	~~W~~	1,585	$1,241
Decrease (increase) of available-for-sale and other investments, net		(8,640)		640		—	—
Purchase of equity investments		(1,245)		—		(6,054)	(4,741)
Purchase of property and equipment		(2,858)		(4,243)		(2,217)	(1,736)
Disposal of property and equipment		9,559		1,272		390	305
Purchase of intangible assets		—		(5,371)		(3,645)	(2,854)
Payment of leasehold deposits		(72)		(226)		(614)	(481)
Proceeds from leasehold deposits		235		533		1,769	1,385
Others, net		(66)		(106)		(242)	(189)
Net cash provided by (used in) investing activities		11,031		29,338		(9,028)	(7,070)

Cash flows from financing activities
Proceeds from borrowings		11		257		212	166
Repayment of borrowings		(772)		(695)		(294)	(230)

Net cash provided by (used in) financing activities		(761)		(438)		(82)	(64)

Effect of exchange rate changes on cash and cash equivalents		—		—		1,738	1,361
Net increase(decrease) in cash and cash equivalents		9,440		18,274		(420)	(329)
Cash and cash equivalents
Beginning of the year		25,874		35,314		53,588	41,964

End of the year	~~W~~	35,314	~~W~~	53,588	~~W~~	53,168	$41,635

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business

Gravity Co., Ltd. (“Gravity” or the “Company”) was incorporated on April 4, 2000 to engage in developing and distributing online games and other related businesses principally in the Republic of Korea and other countries in Asia, North and South America and Europe. Gravity’s principal product, “Ragnarok Online,” a multi-player online role playing game was commercially launched in August 2002.

The Company has eight subsidiaries. One is NeoCyon, Inc. for mobile service business operating in the Republic of Korea, while the others, including Gravity Interactive, Inc., operate in other countries.

On April 1, 2008, GungHo Online Entertainment, Inc. became a majority shareholder by acquiring 52.39% of the voting shares from Heartis, Inc., the former majority shareholder, and acquired additional 6.92% voting shares on June 24, 2008. As of December 31, 2008, GungHo Online Entertainment, Inc. has majority ownership and voting rights over the Company.

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

		Year of
	Year of	Obtaining	Percentage
Subsidiary	Establishment	Control	Ownership (%)

Gravity Interactive, Inc.(*1)	2003	2003	100.00
L5 Games Inc.(*1)	2007	2007	100.00
Gravity Entertainment Corp.	2003	2004	100.00
NeoCyon, Inc.	2000	2005	96.11
Gravity CIS Co., Ltd.(*2)	2005	2005	100.00
Gravity EU SASU	2006	2006	100.00
Gravity RUS Co., Ltd.(*2)	2007	2007	99.99
Gravity Middle East & Africa FZ-LLC(*3)	2007	2007	100.00

(*1)	In October 2007, Gravity Interactive, Inc. founded L5 Games Inc., as a wholly owned US-based subsidiary. L5 Games Inc. is in the process of liquidation as of December 31, 2008.

(*2)	In October 2007, the Company founded Gravity RUS Co., Ltd., a Russia-based subsidiary, and acquired 99.99% of the voting shares, and then transferred 100% of the voting shares of Gravity CIS Co., Ltd. to Gravity RUS Co., Ltd. in December 2007.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(*3)	In May 2007, the Company founded Gravity Middle East & Africa FZ-LLC, a wholly owned United Arab Emirates-based subsidiary. Gravity Middle East & Africa FZ-LLC is in the process of liquidation as of December 31, 2008.

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

Investments in limited partnerships are accounted for using the equity method in accordance with Emerging Issues Task Force (“EITF”) D-46, Accounting for Limited Partnership Investments, which requires the use of the equity method unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” The Company follows the equity method of accounting for investment in Online Game Revolution Fund No. 1.

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

Risks and uncertainties

Industry and revenue

The industry in which the Company operates is subject to a number of industry-specific risks, including, but not limited to, rapidly changing technologies; significant numbers of new competitive entrants; dependence on key individuals; competition from similar products from larger companies; change in customer preferences; the need for the continued successful development, marketing, and selling of its products and services; and the need for positive cash flows from operations. The Company depends on one key product, “Ragnarok Online,” for most of its revenues.

During the years ended December 31, 2006, 2007 and 2008, the Company generated 89%, 89% and 87% of its revenues from countries in Asia, respectively. Any further economic downturn or crisis in Asia could have a significant negative impact on the Company.

The following table summarizes licensees representing 10% or more of the total accounts receivable at December 31, 2006, 2007 and 2008, and total revenues for the years ended December 31, 2006, 2007 and 2008, respectively:

		2006		2007		2008
		Accounts		Accounts		Accounts
Country	Licensee	Receivable	Revenues	Receivable	Revenues	Receivable	Revenues

Japan	GungHo Online Entertainment, Inc.	4%	38%	33%	44%	50%	50%
Taiwan and Hong Kong	Soft-World International Corporation	6%	10%	7%	6%	3%	3%

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Concentrations of credit risk

Cash and cash equivalents and short-term financial instruments are potentially subject to concentration of credit risk. Cash and cash equivalents and short-term financial instruments are placed with several financial institutions, of which approximately 31% of such amounts are held at one financial institution. Management believes these financial institutions are of high credit quality.

Revenue recognition

The Company derives most of its revenues from online game subscription fees mainly from Ragnarok Online paid by users in Korea, the United States and Canada, Russia and CIS countries, France and Belgium, and royalties and license fees paid by our licensees in our overseas markets.

Online games-subscription revenue

All subscription fees for the online games are prepaid and are deferred and recognized as revenue on a monthly basis in proportion to the number of days lapsed or based on actual hours used. These subscriptions are typically short-term in nature, require no additional upgrades and minor customer support.

Online games-royalties and license fees

The Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fee and guaranteed minimum royalty payments. The prepaid license fee revenues are deferred and recognized ratably over the license period. If license agreements are renewed upon expiration of their terms, renewal license fees are deferred and recognized ratably over the new license period.

The Company generally provides its licensees with minimal post-contract customer support on its software products, consisting of technical supports and occasional unspecified upgrades, or enhancements during the contract term. The estimated costs of providing such support are insignificant and sufficient vendor-specific evidence does not exist to allocate the revenue from software and related integration projects to the separate elements of such projects, therefore all license revenue is recognized ratably over the life of the contract.

The guaranteed minimum royalty payments are deferred and recognized as the royalties are earned. In addition, the Company receives a royalty payment based on a specified percentage of the licensees’ sales, including game item revenues. These royalties that exceed the guaranteed minimum royalty are recognized on a monthly basis, as the related revenues are earned by the licensees.

Mobile game revenue

Mobile games are played using mobile phones and other mobile devices. Mobile game revenues are derived from mobile game development services and a percentage of the per-download fees that users pay. Mobile game development services are recognized when the products or services have been delivered or rendered, and per-download fees are recognized on a monthly basis as they are earned.

Cash and cash equivalents

Cash equivalents consist of time deposits with an original maturity date of three months or less. The Company deposits cash and cash equivalents with high credit quality financial institutions.

Short-term financial instruments

Short-term financial instruments include time deposits, with maturities greater than three months but less than a year.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Determination of impairment is based on the consideration of such factors as operating results, business plans and estimated future cash flows. Fair value is determined through the use of such methodologies as discounted cash flows, valuation of recent financings and comparable valuations of similar companies. As of December 31, 2008, the Company has no equity securities in non public companies that are carried at cost.

Allowance for doubtful accounts

The Company maintains allowances for doubtful accounts receivable based upon the following information: an aging analysis of its accounts receivable balances, historical bad debt rates, repayment patterns and creditworthiness of its customers, and industry trend analysis.

The payment processing service providers are responsible for remitting to the Company the full subscription revenues generated in Korea after deducting their fixed service fees and charges, which range from approximately 8% to 15% and risk of loss or delinquencies are borne by such payment processing service providers.

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

Capitalized software development costs net of accumulated amortization at December 31, 2007 and 2008 were ~~W~~9,674 million and ~~W~~10,895 million, respectively, which is included in intangible assets of the accompanying consolidated balance sheets. Amortization expense for fiscal years ended December 31, 2006, 2007 and 2008 was ~~W~~217 million, ~~W~~1,007 million and ~~W~~2,595 million, respectively.

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

The Company recognized an impairment loss of ~~W~~1,102 million and ~~W~~871 million in 2006 and 2007, respectively, but no impairment loss was recorded for the year ended December 31, 2008.

Research and development costs

Research and development costs consist primarily of payroll, depreciation expense and other overhead expenses which are all expensed as incurred until technological feasibility is reached.

Goodwill

Goodwill is accounted for under SFAS No. 142, Goodwill and Other Intangible Assets, which requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead be tested for impairment at the reporting unit level, whenever events or changes in circumstance indicate that goodwill might be impaired and at least annually.

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

Advertising

The Company expenses advertising costs as incurred. Advertising expense was approximately ~~W~~3,744 million, ~~W~~6,623 million and ~~W~~1,483 million for the years ended December 31, 2006, 2007 and 2008, respectively.

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

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The Company entered into foreign currency forward contracts with various financial institutions in 2006 and there were no outstanding derivative contracts as of December 31, 2006. The Company settled the contracts at the terminal dates and recognized transaction gains of ~~W~~156 million and transaction losses of ~~W~~5 million for the year ended December 31, 2006. There were no transaction gains and losses for the year ended December 31, 2007 and 2008.

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

The Company uses a Black-Scholes model to determine the fair value of equity-based awards at the date of grant. Compensation cost for stock option grants are measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period. As stock-based compensation expense recognized in the consolidated statement of operations for the year ended December 31, 2008 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. The Company estimates forfeitures at the time of grant and revises, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For the periods prior to 2006, the Company accounted for forfeitures as they occurred under SFAS No. 123 (see Note 13).

Loss per share

Basic loss per share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding for all periods. Diluted loss per share is computed by dividing net loss by the weighted average number of common shares outstanding, increased by common stock equivalents. Common stock equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options. However, potential common shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recent accounting pronouncements

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS No. 141(R)”), which replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and that an acquirer be identified for each business combination. This statement also establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling (minority) interests in an acquiree, and any goodwill acquired in a business combination or gain recognized from a bargain purchase. For the Company, SFAS No. 141(R) must be applied prospectively to business combinations for which the acquisition date occurs on or after January 1, 2009. The impact to the Company of applying SFAS No. 141(R) for periods subsequent to implementation will be dependent upon the nature of any transactions within the scope of SFAS No. 141(R).

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin (ARB) No. 51 (“SFAS 160”), which amends ARB No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in a consolidated entity that should be reported as equity in the consolidated financial statements. This statement also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. In addition, SFAS 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. For the Company, SFAS No. 160 is effective as of January 1, 2009, and must be applied prospectively, except for certain presentation and disclosure requirements which must be applied retrospectively. The Company believes that the retrospective requirements of SFAS 160 will not have a material impact on the Company’s financial statements.

In February 2008, the FASB issued Staff Position No. 157-2 (FSP 157-2), which delays the effective date of FAS 157 one year for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis. For the Company, FSP 157-2 is effective as of January 1, 2009. The Company believes that the adoption of FSP 157-2 will not have a material impact on the Company’s financial statements.

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

In April 2008, the FASB issued Staff Position FAS 142-3, “Determination of Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, “Goodwill and Other Intangible Assets.” FSP 142-3 also requires expanded disclosure regarding the determination of intangible asset

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

useful lives. For the Company, FSP 142-3 is effective as of January 1, 2009. The Company believes that the adoption of FSP 142-3 will not have a material impact on the Company’s financial statements.

In January 2009, the FASB issued FSP EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20.” This FSP revises other-than-temporary-impairment guidance for beneficial interests in securitized financial assets that are within the scope of Issue 99-20. This FSP is effective for interim and annual reporting periods ending after December 15, 2008. Accordingly, the Company adopted this guidance for the year ended December 31, 2008. The Company’s adoption of this guidance did not have a material effect on the Company’s financial position or results of operations.

3.	Convenience Translation into United States Dollar Amounts

The Company reports its consolidated financial statements in the Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,277.00 Korean Won to one US dollar, which is the noon buying rate of the US Federal Reserve Bank of New York in effect on April 30, 2009. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, US dollars at that or any other rate. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles either in Korea or the United States of America.

4.	Pledged Assets

As of December 31, 2008, one of the Company’s subsidiaries, Gravity Interactive, Inc. has issued an irrevocable letter of credit in the amount of $500,000 to its landlord in relation to an office lease agreement with no amounts drawn on this letter of credit as of December 31, 2008. Additionally a short-term investment amounting to $300,000 was provided to a bank as collaterals for this letter of credit. The Company records this restricted short-term investment as other non-current assets.

5.	Allowance for Accounts Receivable

Changes in the allowance for accounts receivable for the years ended December 31, 2006, 2007 and 2008 are as follows:

	2006		2007		2008
	(In millions of Korean Won)

Balance at beginning of year	~~W~~	31	~~W~~	108	~~W~~	139
Provision for allowances		77		37		47
Write-offs		—		(6)		(119)

Balance at end of year	~~W~~	108	~~W~~	139	~~W~~	67

6.	Investments

In April 2004, the Company’s subsidiary, Gravity Entertainment Corp., invested ¥123 million (~~W~~1,358 million) for a 30% interest in “Animation Production Committee,” a joint venture, which was incorporated in Japan to produce animation of “Ragnarok.” The investment was accounted for under the equity method of accounting. In 2006, the Company discontinued applying equity method as the investment was reduced to zero. The Company does not have contractual obligation to fund the further losses of joint venture.

In 2005, the Company entered into a limited liability partnership agreement to invest the committed amount of ¥1,000 million (~~W~~8,713 million) in “Online Game Revolution Fund No. 1,” a limited liability partnership. In 2005, 2006 and 2008, the Company invested ¥100 million (~~W~~869 million), ¥150 million (~~W~~1,245 million) and ¥642 million (~~W~~6,054 million), respectively. As of December 31, 2008, the Company has 16.39% interest in

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the partnership as a limited partner, and cannot significantly influence over the partnership’s operation and financial policies per the limited liability partnership agreement, however, the Company accounts for the investment under equity method of accounting in accordance with EITF D-46, Accounting for Limited Partnership Investments, which requires the use of the equity method unless the investors’ interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies”.

In May 2006, the Company invested $9 million in acquiring Series D preferred shares of Perpetual Entertainment, Inc. The investment is accounted for using the cost method. Perpetual Entertainment, Inc. has been in the process of liquidation since October 2007 due to its poor financial condition from developing various games. Therefore, the Company determined that the investment amount will not be recoverable and recognized the total related amount of ~~W~~8,619 million ($9 million) as impairment losses on investments in the accompanying statement of operations in 2007.

7.	Change of subsidiaries

Liquidation of TriggerSoft Corp.

In May 2007, the liquidation of TriggerSoft Corp. was commenced following the shareholders’ resolution and the liquidation process was completed in October 2007. As a result, TriggerSoft Corp. was excluded from consolidation as of December 31, 2007.

Acquisition of NeoCyon, Inc.

In November and December 2005, the Company acquired an aggregate of 96.11% of the voting common share of NeoCyon, Inc. (“NeoCyon”). Of the ~~W~~6,526 million of acquired intangible assets, ~~W~~5,600 million and ~~W~~926 million were assigned to the value of content download business and the “Ragnarok Online” publishing rights in Russia, respectively. The Company recorded amortization expense of ~~W~~2,175 million and ~~W~~1,929 million for the acquired intangible assets in 2007 and 2008, respectively, using straight-line method and useful life of three years, in cost of revenue.

8.	Property and Equipment, Net

Property and equipment as of December 31, 2007 and 2008 consist of the following:

	2007		2008
	(In millions of Korean Won)

Computer and equipment	~~W~~	12,100	~~W~~	12,416
Furniture and fixtures		1,364		1,506
Vehicles		359		88
Capital lease assets		220		331
Leasehold improvements		656		749
Construction in-progress		203		—
Software externally-purchased		7,854		8,751

		22,756		23,841
Less: accumulated depreciation		(15,561)		(18,615)

	~~W~~	7,195	~~W~~	5,226

Depreciation expenses for the years ended December 31, 2006, 2007 and 2008 were ~~W~~5,002 million, ~~W~~4,247 million and ~~W~~3,880 million, respectively.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2006, some of the Company’s land and buildings have been collateralized up to ~~W~~820 million in connection with long-term debt. Due to the disposal of the Company’s land and buildings, there are no collateralized land and buildings as of December 31, 2007 and 2008.

The Company recognized an impairment loss of ~~W~~788 million and ~~W~~11 million for property and equipment in 2006 and 2008, respectively, and no impairment loss was recorded for the year ended December 31, 2007.

9.	Intangible Assets

Intangible assets as of December 31, 2007 and 2008 consist of the following:

	At December 31, 2007						At December 31, 2008
	Gross				Net		Gross				Net
	Carrying		Accumulated		Carrying		Carrying		Accumulated		Carrying
	Amount		Amortization		Amount		Amount		Amortization		Amount
	(In millions of Korean Won)

Capitalized software development cost	~~W~~	10,681	~~W~~	(1,007)	~~W~~	9,674	~~W~~	14,496	~~W~~	(3,601)	~~W~~	10,895
Acquired intangible asset		6,526		(4,597)		1,929		6,526		(6,526)		—
Trademarks		190		(107)		83		331		(168)		163
Others		78		(78)		—		133		(37)		96

Total	~~W~~	17,475	~~W~~	(5,789)	~~W~~	11,686	~~W~~	21,486	~~W~~	(10,332)	~~W~~	11,154

All of the Company’s intangible assets are subject to amortization. No significant residual value is estimated for the intangible assets. Aggregate amortization expense for intangible assets for the years ended December 31, 2006, 2007 and 2008 was ~~W~~2,455 million, ~~W~~3,234 million and ~~W~~4,621 million, respectively.

During 2007, the Company recognized ~~W~~436 million and ~~W~~435 million of impairment losses, respectively, related to “W Baseball” and “Bodycheck” capitalized development costs, as the Company decided to discontinue development of “W Baseball” and “Bodycheck” in May 2008. Consequently, the residual amount of the capitalized software development cost, ~~W~~934 million, related to the development of “W Baseball” and “Bodycheck” was expensed and was included in research and development expense.

Expected amortization expense related to current net carrying amount of intangible assets as follows:

	(In Millions of
	Korean Won)

2009	~~W~~	2,695
2010		3,366
2011		2,281
2012		2,245
2013		567

	~~W~~	11,154

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2006, 2007 and 2008 are as follows:

	2006		2007		2008
	(In millions of Korean Won)

Balance at beginning of year	~~W~~	588	~~W~~	649	~~W~~	715
Provisions for severance benefits		208		152		885
Severance payments		(147)		(86)		(616)
Retired but not paid		—		—		(58)

Balance at end of year	~~W~~	649	~~W~~	715	~~W~~	926

In 2005, Gravity introduced a defined contribution pension plan (“Pension Plan”) in accordance with the Employee Benefit Security Act of Korea and entered into a nonparticipating defined contribution insurance contract with a life insurance company. The Company’s contribution to the Pension Plan was ~~W~~1,421 million and ~~W~~1,221 million in 2007 and 2008, respectively. As of December 31, 2008, Gravity’s subsidiaries had not introduced this Pension Plan.

11.	Commitments and Contingencies

Commitments

The Company has contracts for the exclusive right of “Ragnarok Online II” game distribution and sales with GungHo Online Entertainment, Inc. (“GungHo”) in Japan, AsiaSoft Corporation Co., Ltd. in Thailand, Gamania Digital Entertainment Co., Ltd. in Taiwan, Shanghai The 9 Information Technology Ltd., in China, Level up! Inc. in Philippines, Asiasoft Online Pte Ltd, in Malaysia, AsiaSoft Corporation Co., Ltd. in Vietnam, PT. LYTO DATARINDO FORTUNA in Indonesia and Level up! Interactive S.A in Brazil. The contract periods of these license agreements range from two to four years after commercialization in each geographical location.

In November 2006, the Company entered into an agreement with Infocomm Asia Holding Pte Ltd, a company located in Singapore to service, use, promote, distribute and market “Emil Chronicle Online (ECO)” in the following countries: Singapore, Malaysia, Brunei, Thailand, Philippines, Indonesia, Vietnam, Australia and New Zealand. In 2007, the Company entered into an agreement with Shanghai The9 Information Technology Ltd. in China and GameCyber Technology Ltd. in Taiwan and Hong Kong. In 2008, the Company entered into and an additional agreement with RUN UP GAME DISTRIBUTION AND DEVELOPMENT SDN BHD. in Singapore and Malaysia. These agreements grant each licensee exclusive sales and distribution right for three years from the time ECO is locally commercialized.

In 2005, the Company entered into a limited liability partnership agreement to invest the committed amount of ¥1,000 million (~~W~~8,713 million) in “Online Game Revolution Fund No. 1,” a limited liability partnership. In 2005, 2006 and 2008, the Company invested ¥100 million (~~W~~869 million), ¥150 million (~~W~~1,245 million) and ¥642 million (~~W~~6,054 million), respectively.

In December 2007, Gravity Interactive, Inc. entered into a capital lease agreement with respect to the open beta testing server for the commercial distribution of “Requiem,” with a total lease payment of $270,666 over a 2-year-period. In 2008, this capital lease agreement was amended, thereby decreasing the total lease payment of $139,760. The Company also entered into additional capital lease agreements to utilize more assets including servers during the year, which increased the total capital lease payment by $192,674. In 2007, the Company made principal and interest payments of $8,538 and $2,739, respectively. In 2008, the Company made principal and interest payments of $79,811 and $26,082, respectively.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future minimum lease payments for the leases as of December 31, 2008, are as follows:

	2009		2010
	Principal	Interest	Principal	Interest
	(In US Dollar)		(In US Dollar)

Capital lease	$129,555	$27,266	$45,270	$4,319

In addition to the capital lease above, the Company leases certain properties. The Company’s operating leases consist of various property leases expiring in 2012. Rental expenses incurred under these operating leases were approximately ~~W~~3,483 million, ~~W~~3,919 million and ~~W~~4,579 million for the years ended December 31, 2006, 2007 and 2008, respectively. The Company entered into a lease agreement with Korea Software Industry Promotion Agency in 2008 and recorded a guarantee deposit of ~~W~~1,171 million as of December 31, 2008.

Future minimum rental payments for the leases as of December 31, 2008, are as follows:

	2009		2010		2011		2012
	(In millions of Korean Won)

Operating leases	~~W~~	3,000	~~W~~	2,850	~~W~~	2,772	~~W~~	2,666

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

As of December 31, 2008, the Company is a defendant in two lawsuits claiming for damages. In May 2007, the Company’s former investor of Ragnarok Online, filed a lawsuit in Korean Court against the Company with related claim amount of ~~W~~1,344 million claiming that the Company failed to distribute the earnings from certain amount of net sales due to the embezzlement of royalty revenue committed by a former chairman of the Company from 2002 to 2005. In October 2006, the Company’s former licensee in Taiwan, Hong Kong and Macao for R.O.S.E. Online, filed a lawsuit in Singapore against the Company insisting that the Company caused them incur a loss in their business by providing them a materially deficient program. The Company does not record any accrual from the lawsuits as the outcome of these lawsuits are uncertain and the ultimate financial impact cannot be estimated as of the audit report date.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Shareholders’ Equity

As of December 31, 2008, Gravity is authorized to issue a total of 40 million shares with a par value of ~~W~~500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of this authorized amount, Gravity is authorized to issue up to 2 million non-voting preferred shares. Under the articles of incorporation, holders of non-voting preferred shares are entitled to receive dividends of not less than 1% and up to 15% of the par value of such shares, the exact rate to be determined by Gravity’s Board of Directors at the time of issuance, provided that the holders of preferred shares are entitled to receive dividend at a rate not lower than that determined for holders of common shares. Gravity does not have any non-voting preferred shares outstanding.

As of December 31, 2008, the Company had a total of 6,948,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are registered.

13.	Stock Purchase Option Plan

A summary of option activity under the Option Plan as of December 31, 2008, and changes during the years then ended is as follows:

		Weighted		Weighted
	Number of	Average		Average
	Stock	Exercise Price		Remaining
	Options	per Share		Contractual Life

Stock options outstanding as of December 31, 2005	197,400	~~W~~	46,697
Options granted	—		—
Options exercised	—		—
Options forfeited	74,730		47,572

December 31, 2006	122,670	~~W~~	46,165

Options granted	—		—
Options exercised	—		—
Options expired	30,668		46,165
Options forfeited	22,365		45,431

December 31, 2007	69,637	~~W~~	46,400

Options granted	—		—
Options exercised	—		—
Options expired	15,548		45,431
Options forfeited	22,994		48,367

Stock options outstanding as of December 31, 2008	31,095	~~W~~	45,431	1.48

Vested and expected to vest as of December 31, 2008	26,769	~~W~~	45,431	1.40
Exercisable as of December 31, 2008	15,548	~~W~~	45,431	0.98

During 2008, 15,548 out of 271,000 stock options granted to officers and employees on December 24, 2004 expired (the accumulated number of stock options which expired until 2007 was 30,668) and stock options of 22,994 were cancelled due to the retirement of the officers and employees (the accumulated number of stock options which were cancelled until 2007 were 170,695). The number of stock options outstanding as of December 31, 2008 is 31,095.

The total compensation expense relating to the grant of stock options is recognized over the five year vesting period using the FASB Interpretation (“FIN”) 28, graded attribution model. For the years ended December 31, 2006,

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2007 and 2008, the Company recognized ~~W~~641 million, ~~W~~432 million and ~~W~~120 million in stock compensation expense for the shares granted.

In 2006, the adoption of SFAS No. 123(R) resulted in a cumulative benefit from accounting change of ~~W~~849 million, which reflects the net cumulative impact of estimated future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted under SFAS No. 123.

Stock compensation expenses are included in selling, general and administrative expenses, research and development expenses, and cost of revenue in the consolidated statements of operations. There is no intrinsic value of options outstanding and exercisable as of December 31, 2008 as the exercise price is higher than the market price. There were no exercised options since granted.

As of December 31, 2008, there was ~~W~~72 million of total unrecognized compensation cost, before income taxes, related to nonvested stock options, that is expected to be recognized over a weighted-average period of 0.98 years. The total fair value of shares vested during the year ended December 31, 2008 is ~~W~~482 million.

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

The following table summarizes information about stock options outstanding as of December 31, 2008:

Options Outstanding			Options Exercisable
		Weighted Average		Weighted Average
Exercise	Number of	Remaining Contractual	Number of	Remaining Contractual
Price	Shares	Life (Years)	Shares	Life (Years)

~~W~~55,431	—	1.48	—	0.98
~~W~~45,431	31,095	1.48	15,548	0.98

14.	Loss Per Share

The components of basic and diluted loss per share are as follows:

	2006		2007		2008
	(In millions of Korean Won, except share and
	per share data)

Net loss available for common shareholders (A)	~~W~~	(22,265)	~~W~~	(23,201)	~~W~~	(2,773)
Weighted average outstanding shares of common shares (B)		6,948,900		6,948,900		6,948,900

Losses per share Basic and diluted (A/B)	~~W~~	(3,204)	~~W~~	(3,339)	~~W~~	(399)

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The 69,637 and 31,095 stock options outstanding as of December 31, 2007 and 2008, respectively, are excluded from the Company’s calculation of losses per share as their effect is anti-dilutive.

15.	Income Taxes

Income tax expenses (benefit) for the years ended December 31, 2006, 2007 and 2008 consist of the following:

	2006		2007		2008
	(In millions of Korean Won)

Income (loss) before income taxes
Domestic	~~W~~	(9,230)	~~W~~	(17,428)	~~W~~	13,075
Foreign		(702)		(1,791)		(7,281)

		(9,932)		(19,219)		5,794

Current income taxes
Domestic		3,571		3,230		4,274
Foreign		208		246		(190)

		3,779		3,476		4,084

Deferred income taxes
Domestic		8,307		(576)		(656)
Foreign		(17)		16		(49)

		8,290		(560)		(705)

Total income tax expenses	~~W~~	12,069	~~W~~	2,916	~~W~~	3,379

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of December 31, 2007 and 2008 are as follows:

	2007		2008
	(In millions of Korean Won)

Current deferred income tax assets (liabilities)
Foreign tax credit carryforwards	~~W~~	—	~~W~~	1,256
Tax credit carryforwards for research and human resource development		—		386
Intangible assets in connection with business combination		(530)		—
Depreciation and amortization		68		49
Accrued expense		245		143
Accrued income		(60)		(59)
Other		43		89

		(234)		1,864
Less: Valuation allowance		343		1,882

	~~W~~	(577)	~~W~~	(18)

Non-current deferred income tax assets (liabilities)
Foreign tax credit carryforwards	~~W~~	13,618	~~W~~	16,172
Tax credit carryforwards for research and human resource development		3,901		4,515
Depreciation and amortization		979		412
Impairment on other investment		2,335		(28)
Provisions for severance benefits		104		191
Accrued expense		—		63
Net operating loss carryforwards in subsidiaries		5,225		6,771
Other		(13)		(31)

		26,149		28,065
Less: Valuation allowance		26,088		27,858

	~~W~~	61	~~W~~	207

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

As of December 31, 2008, Gravity Co., Ltd. had temporary differences of ~~W~~2,793 million and available loss carryforwards of ~~W~~11,934 million which expire in 2012. The Company also had foreign tax credit carryforwards

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and tax credit carryforwards for research and human resource development etc. of ~~W~~17,428 million and ~~W~~4,901 million, respectively, which expire from 2009 to 2013. Based on the Company’s historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences, these loss carryforwards and tax credits carryforwards, and recognized a valuation allowance of ~~W~~25,484 million on the full amount of temporary differences, available loss carryforwards, and tax credit carryforwards at an effective rate expected to be incurred to Gravity.

As of December 31, 2008, Gravity Entertainment Corp., the Company’s 100% owned subsidiary in Japan, had temporary differences of ~~W~~202 million and available loss carryforwards of ~~W~~1,466 million which expire from 2010 to 2014. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences and loss carryforwards, and recognized a valuation allowance of ~~W~~701 million on the full amount of the temporary differences and available loss carryforwards at an effective rate expected to be incurred in Japan.

As of December 31, 2008, Gravity RUS Co., Ltd. and Gravity CIS Co., Ltd., the Company’s 100% owned subsidiaries in Russia, had available loss carryforwards of ~~W~~2,254 million which expire from 2015 to 2018. Based on these subsidiaries’ historical and projected net and taxable income, the Company determined that it would not be able to realize loss carryforwards, and recognized a valuation allowance of ~~W~~451 million on the full amount of the available loss carryforwards at an effective rate expected to be incurred in Russia.

As of December 31, 2008, Gravity EU SASU, the Company’s 100% owned subsidiary in France, had available loss carryforwards of ~~W~~3,064 million which do not have the time limit. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these loss carryforwards, and recognized a valuation allowance of ~~W~~1,021 million on the full amount of the available loss carryforwards at an effective rate expected to be incurred in France.

As of December 31, 2008, Gravity Interactive, Inc., the Company’s 100% owned subsidiary in US, had available loss carryforwards of ~~W~~4,726 million for federal tax and ~~W~~ 5,378 million for state tax, respectively, which expire from 2027 to 2028. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these loss carryforwards, and recognized a valuation allowance of ~~W~~2,082 million on the full amount of the available loss carryforwards at an effective rate expected to be incurred in U.S.

In 2008, the corporate income tax rate was reduced. The Company is subject to corporate tax rates of 24.20% in 2009 and 22.00% in 2010 and thereafter. Accordingly, deferred income taxes as of December 31, 2008 were calculated based on the rates of 24.20% and 22.00% for the amounts expected to be realized during the fiscal year 2009 and thereafter, respectively.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follows:

	2006		2007		2008
	(In millions of Korean Won)

Tax expense at Korean statutory tax rate (27.5%)	~~W~~	(2,731)	~~W~~	(5,285)	~~W~~	1,593
Income tax exemption		1,366		529		—
Foreign tax credit		(1,370)		(288)		(366)
Tax credit carryforwards for research and human resource development		(1,344)		(919)		(1,000)
Foreign tax differential		(26)		(179)		(481)
Income not assessable for tax purpose		(21)		(681)		(31)
Expense not deductible for tax purpose		94		821		181
Change in statutory tax rate		(1,311)		(712)		905
Change in valuation allowances		17,372		9,529		3,309
Income tax penalties		102		—		—
Tax loss carryback		—		—		(195)
Effect of change in foreign currency exchange rate		20		(47)		(546)
Expiration of unused foreign tax credit and unused net operating loss carryforwards		19		252		9
Others		(101)		(104)		1

Total income tax expense	~~W~~	12,069	~~W~~	2,916	~~W~~	3,379

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

As a result of the adoption of FIN 48, the Company identified uncertain tax positions and measured unrecognized tax benefits for open tax years and accordingly decreased its loss carryforwards of ~~W~~66 million and ~~W~~40 million in income tax calculation of 2006 and 2007. No interest expenses and penalties were calculated from such unrecognized tax benefits due to significant amounts of loss carryforwards at each year. Even if recognized, all ~~W~~106 million of unrecognized tax benefits would not affect the Company’s income tax expense and effective tax rate for 2006 and 2007 as a full valuation allowance was provided for the entity which has taken these uncertain tax positions. As such, no adjustments were made to retained earnings as of January 1, 2007. The Company’s policy is that it recognizes interest expenses and penalties related to income tax matters as a component of income tax expense. The company believes its unrecognized tax benefits recorded as of December 31, 2008 would not be reduced within the next twelve months as a result of the lapse of applicable statutes of limitations.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of total gross unrecognized tax benefits for the year ended December 31, 2008 is as follows (in millions of Korean Won):

Balance at January 1, 2008	~~W~~	106
Additions based on tax positions taken during the current year		—
Gross increase/decrease for tax positions of prior years		—
Decreases relating to settlements with taxing authorities		—
Reductions due to lapsing of applicable statute of limitations		—

Balance at December 31, 2008	~~W~~	106

The Company’s primary tax jurisdictions are Korea and the United States and open tax years for Gravity, NeoCyon and Gravity Interactive are 3 years, 6 years and 5 years, respectively. The Company has no ongoing tax examinations by tax authorities at this time.

16.	Operations by Geographic Area

Geographic information for the years ended December 31, 2006, 2007 and 2008 is based on the location of the distribution entity. Revenues by geographic region are as follows:

	2006		2007		2008
	(In millions of Korean Won)

Korea	~~W~~	10,155	~~W~~	11,119	~~W~~	14,009
Japan		16,913		18,899		27,037
Taiwan and Hong Kong		4,092		2,369		2,301
United States		2,868		2,614		3,620
Russia		6		489		1,078
Brazil		783		580		1,006
Thailand		2,545		1,054		989
Other		3,601		3,105		3,130

	~~W~~	40,963	~~W~~	40,229	~~W~~	53,170

Approximately 79% and 11% of the Company’s property, plant and equipment are located in Korea and the United States, respectively as of December 31, 2008.

17.	Related Party Transactions

During the years ended December 31, 2006, 2007 and 2008, there were related party transactions with a major shareholder and an equity investee as follows:

	2006		2007		2008
	(In millions of Korean Won)

Sales to related parties	~~W~~	15,459	~~W~~	17,760	~~W~~	26,724
Purchases from related parties		71		86		604
Amounts due from related parties		86		1,660		3,358
Amounts due to related parties		6,197		6,186		5,869

On April 1, 2008, GungHo Online Entertainment, Inc. became a majority shareholder by acquiring 52.39% of the voting shares from Heartis, Inc., the former majority shareholder, and acquired additional 6.92% voting shares on June 24, 2008. The transactions with GungHo and the related balances during 2006, 2007 and 2008 were included in related party transactions above.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On November 20, 2007, Son Asset Management, LLC became a principal shareholder by acquiring 52.39% of the voting shares from EZER, INC., the former majority shareholder. Subsequently on February 13, 2008, Son Asset Management, LLC transferred 52.39% of the voting shares to Heartis Inc., resulting in a change of majority shareholder.

Investment in Online Game Revolution Fund No. 1

In 2005, the Company entered into a limited liability partnership agreement to invest the committed amount of ¥1,000 million (~~W~~8,713 million) in “Online Game Revolution Fund No. 1,” a limited liability partnership. In 2005, 2006 and 2008, the Company invested ¥100 million (~~W~~869 million), ¥150 million (~~W~~1,245 million) and ¥642 million (~~W~~6,054 million), respectively. As of December 31, 2008, the Company has a 16.39% interest in the partnership as a limited partner, and cannot significantly influence over the partnership’s operation and financial policies per the limited liability partnership agreement, however, the Company accounts for the investment under equity method of accounting in accordance with EITF D-46, Accounting for Limited Partnership Investments, which requires the use of the equity method unless the investors’ interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies”. The Company recorded as equity loss of the partnership amounting to ~~W~~978 million, ~~W~~1,026 million and ~~W~~5,119 million in 2006, 2007 and 2008, respectively.

This partnership is operated in Japan and the objective of the partnership is to invest in business relating to online games for the benefit of all the partners. The Company invested ¥250 million (~~W~~2,114 million) until 2006, and made an additional investment amounting to ¥642 million (~~W~~6,054 million) in 2008. As of December 31, 2008, the Company, SoftBank Corp. and GungHo Online Entertainment, Inc.(“GungHo”) have interests of 16.39%, 49.18% and 8.20%, respectively, in “Online Game Revolution Fund No. 1.” On December 28, 2007 and January 7, 2008, the fund entered into purchase agreement and service agreement with GungHo Online Entertainment to purchase online game of GRANDIA ONLINE under development by GungHo for ¥2,600 million (~~W~~23,089 million), and for GungHo to continue providing development service, promotions, operating service and maintenance service after commercialization for revenue sharing from the game. On July 11, 2008, Online Game Revolution Fund No. 1 also entered into a partnership agreement with GungHo Works, Inc., the subsidiary of GungHo, to share profit from its online game, “HERO’S SAGA LAEVATEIN”, and paid GungHo Works, Inc. ¥124 million (~~W~~1,220 million).

18.	Supplemental Cash Flow Information and Non-Cash Activities

	2006		2007		2008
	(In millions of Korean Won)

Supplemental cash flow information
Cash paid during the year for income taxes	~~W~~	4,561	~~W~~	3,539	~~W~~	3,933
Interest paid		92		92		31
Supplemental non-cash activities
Reclassification of prepayment to leasehold deposits	~~W~~	—	~~W~~	—	~~W~~	586
Reclassification of leasehold deposits to other account receivable		—		—		409
Reclassification of prepayment to equity securities		869		—		—

19.	Subsequent Event

In April 2009, the Company received additional capital call from Online Game Revolution Fund No. 1 of ¥18 million (~~W~~229 million) and paid the whole amounts in May, 2009.

In April 2009, the Company repatriated $1.4 million (~~W~~1,820 million) from Gravity Middle East & Africa FZ-LLC (“ME&A”), the subsidiary in United Arab Emirates, which comprised most of remaining net assets of ME&A. ME&A had been in process of liquidation since September 2008. In June 2009, a director and manger of the

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s subsidiary in the UAE asserted to the Company a claim for his salary for the past twenty months, which amounts to AED 484,355 (~~W~~145 million). The Company did not record any accrual from the claim at this time as the Company believes that they had not entered into a valid contract with this director which required the payment of salary. Outcome of the claim is uncertain and the ultimate financial impact cannot be estimated as of the audit report date.

In June 2009, the Company plans to enter into MOU with Innova Systems LLP (“Innova”), a Russian game company to sell Gravity RUS Co., Ltd. (“RUS”) and Gravity CIS Co., Ltd. (“CIS”), Russian subsidiaries of Gravity, to Innova, and to discuss plans to establish a joint venture to continue to operate games in Russia.

20.	Receipts from Former Chairman Representing Embezzled Funds

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