Form 20-F
period 2009-12-31
GRAVITY Co., Ltd.
filed 2010-06-01
CIK 1313310

As filed with the Securities and Exchange Commission on June 1, 2010
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
Seoul 121-795, Korea
(Address of principal executive offices)

Heung Gon Kim
Chief Financial Officer
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795, Korea
Telephone: 82-2-2132-7000
Fax: 82-2-2132-7070
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common stock, par value Won 500 per share*	The NASDAQ Global Market
American depositary shares, each representing one-fourth of a share of common stock

*	Not for trading, but only in connection with the listing of American depositary shares on the NASDAQ Global Market pursuant to the requirements of the Securities and Exchange Commission.

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

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

ITEM 10. ADDITIONAL INFORMATION		101
ITEM 10.A.	Share Capital	101
ITEM 10.B.	Articles of Incorporation	101
ITEM 10.C.	Material Contracts	105
ITEM 10.D.	Exchange Controls	108
ITEM 10.E.	Taxation	109
ITEM 10.F.	Dividends and Paying Agents	120
ITEM 10.G.	Statement by Experts	120
ITEM 10.H.	Documents on Display	120
ITEM 10.I.	Subsidiary Information	120
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		121
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		122
PART II		123
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		123
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		123
ITEM 15. CONTROLS AND PROCEDURES		123
ITEM 16. RESERVED		125
ITEM 16.A.	Audit Committee Financial Expert	125
ITEM 16.B.	Code of Ethics	125
ITEM 16.C.	Principal Accountant Fees and Services	125
ITEM 16.D.	Exemptions from the Listing Standards for Audit Committees	126
ITEM 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	126
ITEM 16.F.	Change in Registrant’s Certifying Accountant	126
ITEM 16.G.	Corporate Governance	126
PART III		126
ITEM 17. FINANCIAL STATEMENTS		126
ITEM 18. FINANCIAL STATEMENTS		126
ITEM 19. EXHIBITS		127
EX-4.76
EX-4.77
EX-4.78
EX-4.79
EX-4.80
EX-4.81
EX-4.82
EX-4.83
EX-4.84
EX-4.85
EX-4.86
EX-4.87
EX-4.88
EX-8.1
EX-12.1
EX-12.2
EX-12.3
EX-13.1
EX-13.2
EX-13.3

CERTAIN DEFINED TERMS

Unless the context otherwise requires, references in this annual report on Form 20-F, or annual report to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents one-fourth of a share of our common stock;

•	“Government” is to the government of The Republic of Korea;

•	“Gravity,” “the Company,” “we,” “us,” “our,” or “our company” are to Gravity Co., Ltd. and except as otherwise indicated or required by context, our subsidiaries;

•	“Korea” or the “Republic” are to The Republic of Korea;

•	“China” or the “PRC” are to the People’s Republic of China (excluding Taiwan, Hong Kong and Macau);

•	“Taiwan” or the “ROC” are to Taiwan, the Republic of China;

•	“US$,” “U.S. dollars,” “US dollars,” or “Dollars” are to the currency of the United States of America;

•	“Won,” “Korean Won,” or “~~W~~,” are to the currency of The Republic of Korea;

•	“Chinese Yuan” or “CNY” are to the currency of China;

•	“Japanese Yen” or “JPY” are to the currency of Japan;

•	“NT dollar” or “NT$” are to the currency of Taiwan;

•	“Hong Kong dollar” or “HK$” are to the currency of Hong Kong; and

•	“Thai Baht” or “THB” are to the currency of Thailand.

For your convenience, this annual report contains translations of certain Won amounts into U.S. dollars at the noon buying rate as quoted by the Federal Reserve Bank of New York for Won in effect on March 31, 2010, which was Won 1,131.2 to US$1.00. No assurance is given that any Won or dollar amounts could have been, or could be converted into dollars or Won as the case may be at such rate, or any other rate, or at all.

Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS

This annual report for the year ended December 31, 2009 contains “forward-looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. The forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry, and are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “predict,” “project,” “continue” and variations of these words, similar expressions, or that certain events, actions or results “will,” “may,” “might,” “should,” “would” or “could” occur, be taken or be achieved.

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

You should read the selected financial data below in conjunction with the financial statements and the related notes included elsewhere in this annual report. The selected financial data as of and for the years ended December 31, 2007, 2008 and 2009 are derived from our audited financial statements and related notes thereto are included elsewhere in this annual report. Our historical results do not necessarily indicate results expected for any future periods. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

	As of and for the Years Ended December 31,
	2005		2006		2007		2008		2009		2009(1)
											(Unaudited)
	(In millions of Won and thousands of US$, except share and per share data,
	operating data and percentage)

Statements of operations
Revenues:
Online games — subscription revenue	~~W~~	11,249	~~W~~	8,420	~~W~~	9,405	~~W~~	12,576	~~W~~	12,674	US$	11,204
Online games — royalties and license fees		37,375		26,123		24,698		30,110		34,037		30,090
Mobile games		1,664		3,840		4,063		6,882		7,882		6,968
Character merchandising, animation and other revenue		3,096		2,580		2,063		3,602		2,810		2,484

Total revenues		53,384		40,963		40,229		53,170		57,403		50,746
Cost of revenues		16,038		17,746		19,479		27,772		21,170		18,715

Gross profit		37,346		23,217		20,750		25,398		36,233		32,031
Operating expenses:
Selling, general and administrative		30,795		27,555		28,159		23,489		21,651		19,140
Research and development		9,219		9,239		5,761		2,145		1,799		1,590
Impairment losses on investments		—		—		8,619		—		—		—
Impairment losses on intangible assets		—		—		871		—		280		248
Litigation charges		—		4,648		—		—		—
Proceeds from a former chairman due to fraud		—		(4,947)		—		—		—		—
Gain in disposal of assets held for sale		—		(1,081)		—		—		—		—
Settlement cost of litigation		—		—		—		—		1,649		1,458

Operating income (loss)		(2,668)		(12,197)		(22,660)		(236)		10,854		9,595
Other income (expense), net		(787)		2,265		3,441		6,030		2,108		1,863

Income (loss) before income tax expenses and equity in loss of related joint venture and partnership		(3,455)		(9,932)		(19,219)		5,794		12,962		11,458
Income tax expenses (benefit)		(817)		12,069		2,916		3,379		4,544		4,017

Income (loss) before equity in loss of related joint venture and partnership		(2,638)		(22,001)		(22,135)		2,415		8,418		7,441
Equity in loss of related joint venture and partnership		394		1,106		1,026		5,119		1,424		1,259

	As of and for the Years Ended December 31,
	2005		2006		2007		2008		2009		2009(1)
											(Unaudited)
	(In millions of Won and thousands of US$, except share and per share data,
	operating data and percentage)

Income (loss) before cumulative effect of change in accounting principle		(3,032)		(23,107)		(23,161)		(2,704)		6,994		6,182
Cumulative effect of change in accounting principle, net of tax		—		849		—		—		—		—
Net income (loss)		(3,032)		(22,258)		(23,161)		(2,704)		6,994		6,182
LESS: Net income (loss) attributable to the non-controlling interest		(2)		7		40		69		77		68

Net income (loss) attributable to Parent Company	~~W~~	(3,030)	~~W~~	(22,265)	~~W~~	(23,201)	~~W~~	(2,773)	~~W~~	6,917	US$	6,114

Earnings (loss) per share:
Before cumulative effect of change in accounting principle	~~W~~	(445)	~~W~~	(3,326)	~~W~~	(3,339)	~~W~~	(399)	~~W~~	995	US$	0.88
Cumulative effect of change in accounting principle(2)		—		122		—		—		—		—
Basic and diluted per share	~~W~~	(445)	~~W~~	(3,204)	~~W~~	(3,339)	~~W~~	(399)	~~W~~	995	US$	0.88
Basic and diluted per ADS(3)		(111)		(801)		(835)		(100)		249		0.22
Weighted average number of shares outstanding (basic and diluted)		6,803,147		6,948,900		6,948,900		6,948,900		6,948,900		6,948,900
Balance sheet data:
Cash and cash equivalents	~~W~~	25,874	~~W~~	35,314	~~W~~	53,588	~~W~~	53,168	~~W~~	51,333	US$	45,379
Total current assets		109,428		88,203		72,667		72,550		82,899		73,284
Property and equipment, net		11,863		8,472		7,195		5,226		2,837		2,508
Total assets		144,857		122,561		96,921		95,935		102,438		90,557
Total current liabilities		19,448		16,192		10,106		8,397		8,248		7,291
Total liabilities		24,073		24,419		21,377		19,327		18,828		16,644
Total parent company shareholders’ equity		120,762		98,113		75,476		76,471		83,396		73,724
Non-controlling interest		22		29		68		137		214		189
Total equity		120,784		98,142		75,544		76,608		83,610		73,913
Selected operating data and financial ratios (unaudited):
Gross profit margin(4)		70.0%		56.7%		51.6%		47.8%		63.1%		63.1%
Operating profit margin(5)		(5.0)		(29.8)		(56.3)		(0.4)		18.9		18.9
Net profit margin(6)		(5.7)		(54.4)		(57.7)		(5.2)		12.0		12.0

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,131.2 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on March 31, 2010.

(2)	Accounting Standard Codification (ASC) 718, Compensation-Stock Compensation (formerly referenced as the Financial Accounting Standards Board’s (FASB) Statements of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment) was adopted in 2006.

(3)	Each ADS represents one-fourth of a share of common stock.

(4)	Gross profit margin for each period is calculated by dividing gross profit by total net revenues for each period.

(5)	Operating profit margin for each period is calculated by dividing operating income (loss) by total net revenues for each period.

(6)	Net profit margin for each period is calculated by dividing net income (loss) by total net revenues for each period.

Exchange Rate Information

The following table sets forth information concerning the noon buying rate for the years 2005 through 2009 and for each month during the previous six months through May 14, 2010, expressed in Won per US dollar.

	At End of		Average
Period	Period		Rate(1)		High		Low

2005	~~W~~	1,010.0	~~W~~	1,023.2	~~W~~	1,059.8	~~W~~	997.0
2006		930.0		950.1		1,002.9		913.7
2007		935.8		928.0		950.2		903.2
2008		1,262.0		1,105.8		1,507.9		935.2
2009		1,163.7		1,270.0		1,570.1		1,149.0
November		1,164.4		1,162.8		1,188.1		1,152.0
December		1,163.7		1,163.3		1,185.4		1,149.0
2010
January		1,158.7		1,138.2		1,163.1		1,120.0
February		1,159.0		1,155.7		1,170.0		1,144.0
March		1,131.2		1,136.1		1,153.0		1,128.0
April		1,108.0		1,115.5		1,126.3		1,104.0
May (through May 21, 2010)		1,193.0		1,144.2		1,193.5		1,115.0

Source: Federal Reserve Bank of New York.

Note:

(1)	The average rates for the annual periods were calculated based on the average noon buying rate on the last day of each month during the period. The average rates for the monthly periods were calculated based on the average noon buying rate of each day of the month.

ITEM 3.B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

ITEM 3.C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

ITEM 3.D.	RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We currently depend on one online game product, Ragnarok Online, for most of our revenues.

Most of our revenues have been and are currently derived from a single online game product, Ragnarok Online, which was commercially introduced in August 2002 and currently commercially offered in 59 countries and markets. We derived Won 42,290 million (US$37,385 thousand) in revenues from Ragnarok Online in 2009 and Won 38,949 million in revenues from Ragnarok Online in 2008, representing approximately 73.7% and 73.3% of our total revenues in 2009 and 2008, respectively.

Ragnarok Online has been in the market for nearly eight years and has reached maturity in most of our principal markets. The life cycle of an online game generally lasts from four to seven years and reaches its peak popularity within the first two years of its introduction after which usage gradually stabilizes and begins to decrease over time. The number of users of Ragnarok Online worldwide reached its peak in the first quarter of 2005 and has continued to decline since such time. Our failure to maintain, improve, update or enhance Ragnarok Online in a timely manner or successfully introduce it in attractive new markets is likely to lead to a continual decline in Ragnarok Online’s user base and subscription revenues and royalties. This will likely lead to a decline in our overall revenues, which would materially and adversely affect our business, financial condition and results of operations.

If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected.

In order to grow our revenues and net income, we must develop, acquire, license, launch, market or operate commercially successful online games in addition to Ragnarok Online that will retain our existing users and attract new users. In addition to Ragnarok Online, we currently offer three other massively multiplayer online role playing games, or MMORPGs, Requiem, Emil Chronicle Online and R.O.S.E. Online, and one casual online game, Pucca Racing. We are currently conducting open beta testing of an MMORPG sequel to Ragnarok Online, Ragnarok Online II. We recently entered into license agreements to publish an MMORPG, tentatively named, Estar, which is being developed by Naru Entertainment Co., Ltd., a Korean company, and a web browser-based casual MMORPG called Canaan, which was developed by Xpec Entertainment Inc., a Taiwanese company, and is currently being localized and prepared for beta testing.

None of our other online games to date have proven to be as commercially successful as Ragnarok Online. We stopped offering Time N Tales, an MMORPG, in March 2009 as the game did not prove to be popular. We discontinued developing a massively multiplayer online game, Ice Age Online, for which we had licensed the right to use the theme, characters and storyline from 20th Century Fox Licensing & Merchandising, the trademark licensor. We stopped development around the end of 2009, as there were disagreements between us and the trademark licensor over the general concept of the game and the trademark licensor sent to us a written notice of termination of the license agreement in November 2009.

None of the games we currently offer are as successful as Ragnarok Online. In addition, we have experienced significant delays in and cost overruns related to the launch of many of our online games. For example, although we have been conducting open beta testing of Ragnarok Online II since May 2007 and had indicated our plan to release Ragnarok Online II at various times over the past few years, the launch of this game has been significantly delayed on a number of occasions for a variety of reasons, including as a result of technical difficulties and corrective actions taken in response to market feedback during the testing and development phase. While no assurance can be given that we will be able to meet our current anticipated launch date, we currently intend to launch Ragnarok Online II in the fourth quarter of 2010. Due to the continued delay in the launch of Ragnarok Online II, certain licensees of Ragnarok Online II have delayed remitting royalty payments otherwise payable for Ragnarok Online. Any continued delay in the launch schedule of Ragnarok Online II could result in financial losses, including termination of certain license agreements, which could damage our reputation and have a material adverse effect on our business, prospects, financial condition and results of operation.

In addition, no assurance can be given that when launched, Ragnarok Online II will gain market acceptance and popularity and be profitable for us. The success of Ragnarok Online II will be subject to many factors, including the quality, uniqueness and playability of the game and the launch by our competitors of other games that may gain more market acceptance than Ragnarok Online II. See ITEM 3.D. “RISK FACTORS — RISKS RELATING TO OUR BUSINESS — As we introduce new games, we face the risk that a significant number of users of our existing games may migrate to our new games without any net gains in the overall user base or overall improvement to our total revenues.”

As we introduce new games, we face the risk that a significant number of users of our existing games may migrate to our new games without any net gains in the overall user base or overall total revenues.

We expect that as we introduce new games, a certain number of our existing users will migrate from our existing games to the new games. If the net gains in new users is significantly lower than our expectations, then our revenue growth and profitability is likely to be materially and adversely affected.

In particular, there is a high degree of uncertainty about the potential impact of the commercial launch of Ragnarok Online II on the user base of Ragnarok Online. While we believe that the game environment and the overall game experience of Ragnarok Online II will be meaningfully different from those of Ragnarok Online, we cannot assure you that the overall user base will grow and that the net migration away from Ragnarok Online will not be significant and detrimental to our total revenues and as a result our net income.

We depend on our overseas licensees for a substantial portion of our revenues and rely on them to distribute, market and operate our games, and comply with applicable laws and government regulations.

In markets other than Korea, the United States, Canada, Australia, New Zealand, India, Russia, CIS countries, France and Belgium for Ragnarok Online; Korea, the Unites States, Canada, Russia, CIS countries and certain European countries for Requiem; the United States, Canada, Mexico and certain European countries for R.O.S.E. Online and Korea for Pucca Racing, in which we or our subsidiaries directly publish our games, we license our games to overseas operators or distributors for license fees and royalty payments based on a percentage of revenues generated from our games in such markets. Overseas license fees and royalty payments represented 79.9% of our total revenues in 2009 and 73.7% of our total revenue in 2008. In particular, we are heavily dependent on one licensee for a significant portion of our revenues. In 2009, 55.7% of our total revenues was derived from GungHo Online Entertainment, Inc., or GungHo, our licensee in Japan, which is also our majority shareholder. Deterioration in our relationships with licensees or material changes in the terms of our licenses with such licensees will likely have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, as we are heavily dependent on certain licensees, deterioration or any adverse developments in the operations, including changes in senior management, of our overseas licensees may materially and adversely affect our business, financial condition and results of operations.

Further, our overseas licensees generally have the exclusive right to distribute our games in their respective markets for a term of two or three years and may also operate or publish other online games developed or offered by our competitors, while we may not be able to easily terminate the license agreements as the agreements do not specify particular financial or performance criteria that need to be met by our licensees. If our overseas licensees devote greater time and resources to marketing their proprietary games or those of our competitors, we may not be able to terminate our license agreements or enter into a new license agreement with a different licensee and our revenues and net profit would be adversely impacted. Also a failure to satisfy our obligation to provide technical and other consulting services to the licensees under the license agreement may negatively affect user satisfaction and loyalty and hinder our licensees’ efforts to increase market share, which may lead the licensees to focus their attention on our competitors’ games or request modifications to our licensing agreements, including our licensees terminating or not re-newing their relationship with us.

Our overseas licensees are responsible for remitting royalty payments to us based on a percentage of sales from our games after deducting certain expenses. Some licensees may be allowed to deduct certain expenses before calculating royalty payments depending on the terms of the applicable contract. Failure by our licensees to maintain a stable and efficient billing, recording, distribution and payment collection network in these markets may result in inaccurate recording of sales or insufficient collection of payments from these markets and may materially and adversely affect our financial condition and results of operations. Certain of our licensees in the past have failed to accurately report amounts due to us and have diverted certain payables to one of our former chairmen, in contravention of our license agreements. When the illicit payments were discovered, we audited the database of our licensees in Japan, Taiwan, Thailand, the Philippines and China to assess the amount embezzled by the former chairman. Although we have audit rights, pursuant to our license agreements, to ensure that proper payment amounts are being recorded and remitted, such activities can be disruptive and time consuming and as a result we do not exercise such rights on a regular basis. Although we have taken a number of steps to improve our internal controls and compliance procedures to prevent inaccurate reporting and illicit diversion of payments, we cannot ensure that such incidents will not occur again. Any future occurrence of such incidents may materially and adversely affect our business, financial condition and results of operations.

Furthermore, our overseas licensees are responsible for complying with local laws, including obtaining and maintaining the requisite government licenses and permits. Failure by our overseas licensees to do so may result in, among others, a suspension of service of our games in such market which may result in user complaints and decrease in use of our game which would likely have a material adverse effect on our business, financial condition and results of operations.

GungHo, the publisher of our games in Japan, our largest market in terms of revenues, is our majority shareholder, which gives them control of our board of directors.

Since April 1, 2008, GungHo has been our largest shareholder and beneficially owns, as of the date hereof, 59.3% of our common shares. As a result, GungHo is able to exert significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, including acquisitions, divestitures, strategic relationships and other matters, and may also exert significant control over decisions related to the status of our American depositary shares being eligible for quotation and trading on the NASDAQ Global market. In addition, as GungHo is also an online game developer, there may be conflicts of interest. For instance, GungHo may lead our management with strategies and efforts which benefit itself and its shareholders to the detriment of our other shareholders. GungHo may also compete directly or indirectly against us for users and customers or increased market share for its games. Furthermore, four of our registered Executive Directors, Mr. Toshiro Ohno, Mr. Kazuki Morishita, Mr. Yoshinori Kitamura and Mr. Kazuya Sakai currently serve as Executive Officer, President and Chief Executive Officer, Director and Executive General Manager, Director and Chief Financial Officer, respectively, of GungHo, and there may be conflicts of interest in the decisions made by our Board of Directors and senior management. See ITEM 7.B. “RELATED PARTY TRANSACTIONS — Relationship with GungHo Online Entertainment, Inc.”

We operate in a highly competitive industry and compete against many large companies.

Increased competition in the online game industry in our markets from existing and potential competitors could make it difficult for us to retain existing users and attract new users, and could reduce the number of hours users spend playing our current or future games or cause us and our licensees to reduce the fees charged to play our current or future games. In some of the countries in which our games are distributed, such as Korea, Japan and Taiwan, growth of the market for online games has continued to slow while competition remains strong. If we are unable to compete effectively in our principal markets, our business, financial condition and results of operations could be materially and adversely affected. Many companies worldwide are dedicated to developing and/or operating online games and compete across various markets and regions. We expect more companies to enter the online game industry and a wider range of online games to be introduced in our current and future markets. Our competitors in the MMORPG industry vary in size from small companies to very large companies with dominant market share such as NCsoft of Korea and Shanda of China. We also compete with online casual game and game portal companies such as NHN, Nexon, CJ Internet and Neowiz Games, all from Korea. In addition, we may face stronger competition from companies that produce package games, such as Activision Blizzard, Electronic Arts, Nintendo and Sony Computer Entertainment, some of which have already successfully entered the online gaming market and many of which have announced their intention to expand their game services and offerings over the Internet. For example, World of Warcraft, Activision Blizzard’s online game, was released in 2004 and has been one of the most popular games in the world. Electronic Arts co-developed with Neowiz Games and launched FIFA Online 2, a sports online game based on its best-selling package sports game franchise FIFA series, in Korea in 2007 and beta testing is conducted in China and South East Asian countries. Many of our competitors have significantly greater financial, marketing and game development resources than we have. As a result, we may not be able to devote adequate resources to develop, acquire or license new games, undertake extensive marketing campaigns, adopt aggressive pricing policies or adequately compensate our game developers or third-party game developers to the same degree as many of our competitors.

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

Since 2004 we have made investments in joint ventures and entered into partnership arrangements with third parties to invest in online games. In many cases, as we do not have significant investment or other control over such entities, the success of such joint ventures and partnership arrangements is heavily dependent on third parties and their investment decisions. In December 2005, we entered into a limited liability partnership agreement to invest an aggregate amount of JPY1,000 million in “Online Game Revolution Fund No. 1,” a limited liability partnership which purpose was to invest in online games. In 2005, 2006, 2008 and 2009, we made contributions of JPY100 million, JPY150 million, JPY642 million and JPY18 million, respectively, to the partnership. While as of December 31, 2009, we have a 16.39% interest in the partnership as a limited partner, we cannot significantly influence the partnership’s operation and financial or investment policies. We account for our partnership interest under equity method of accounting. We recorded our partnership interest as an equity loss equal to Won 1,026 million, Won 5,119 million Won 1,424 million in 2007, 2008 and 2009, respectively. We also invested US$9 million in May 2006 for the purchase of Series D preferred shares of Perpetual Entertainment, Inc., a game development company, which subsequently went into liquidation and we recognized the total investment amount of Won 8,619 million as impairment losses on investments in 2007.

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

We have experienced frequent turnover among our senior management team and key employees in the past. Some of our senior managers and key employees have limited experience in our industry, which could materially and negatively affect our business prospects.

Some members of senior management members and other key employees have worked with us and in our industry for a relatively short period of time. Their unfamiliarity with many aspects of our business operations may adversely affect our business, prospects, financial condition and results of operation. Despite our efforts to stabilize the composition of our senior management, we cannot provide any assurance that we will be successful. Our business prospects must be considered in light of the risks and difficulties we have encountered in the recruiting and retaining qualified senior management. Our inability to successfully address these risks and difficulties could materially harm our business prospects, financial condition and results of operations.

If we fail to hire and retain skilled and experienced game developers or other key personnel to design and develop new online games and additional game features, we may be unable to achieve our business objectives.

In order to meet our business objectives and maintain our competitiveness, we need to attract and retain qualified employees, including skilled and experienced online game developers. We compete to attract and retain key personnel with other companies in the online game industry as well as in the broader entertainment, media and Internet industries, many of which offer superior compensation arrangements and career opportunities. In addition, our ability to train and integrate new employees into our operations may not meet the changing demands of our business. We cannot assure you that we will be able to attract and retain qualified game developers or other key personnel, and successfully train and integrate them to achieve our business objectives, which could materially harm our business prospects. For example, during the development of Ragnarok Online II, certain key online game developers left, which negatively affected our ability to launch Ragnarok Online II in a timely fashion.

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

“Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. We may have to spend significant capital and human resources to fix any damage to our system. In addition, we cannot ensure that any measures we take against computer hacking will be effective. A well-publicized computer security breach could significantly damage our reputation and materially and adversely affect our business.

We have been subject to denial of service attacks that have caused portions of our network to be inaccessible for limited periods of time but did not cause material losses or damages. Although we take a number of measures to ensure that our systems are secure and unaffected by security breaches, including ensuring that our servers are hosted at physically secure sites, limiting access to server ports, and using firewalls, passwords, and encryption technology, we cannot ensure that the measures we have implemented will be effective against all hacking efforts.

In addition, computer viruses may cause delays or other service interruptions on our systems and expose us to a material risk of loss or litigation and possible liability. We may be required to expend significant capital and other resources to protect our Web sites against the threat of such computer viruses and to alleviate any problems resulting from such viruses. Moreover, if a computer virus affecting our system is highly publicized, our reputation could be materially damaged and our visitor traffic may decrease.

Any of the foregoing factors could reduce our users’ satisfaction, harm our business and reputation and have a material adverse effect on our financial condition and results of operations.

Electronic embezzlement could lessen the popularity of our online games and adversely affect our reputation and our results of operations.

Despite security measures, some of our employees or licensees’ employees with high-level security access to our network, or other employees who hack into or otherwise gain unauthorized access to certain sectors of our network, may succeed in breaching internal security systems and engage in electronic embezzlement by creating or diverting game money used in our online games and engaging in a public or private sale of the game money for their personal financial benefit. For example, from October 2005 to March 2006, a Ragnarok Online game master at GungHo hacked into his superior’s account which enabled the game master to create game money. The game master sold game money for cash in an aggregate of JPY58 million, which caused price inflation in the game and disrupted the balance of game play among the different players in Japan. GungHo dismissed the game master and implemented disciplinary action for high level executives. Although we have internal security procedures in place designed to prevent electronic embezzlement and have not had any recent incident of electronic embezzlement, we cannot assure you that we or our overseas licensees will be successful in preventing all electronic embezzlement. We have taken a number of procedures to prevent electronic embezzlement, including installing security programs designed to prevent counterfeiting and modification of program files, but cannot assure you such procedures will be sufficient to prevent new methods to engage in electronic embezzlement. Incidents of electronic embezzlement may negatively impact the reputation of our games, which may materially and adversely affect our business, financial condition and results of operations.

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

Since the commercialization of Ragnarok Online in August 2002, we have discovered that the server-end software of Ragnarok Online has been consistently and unlawfully released in most of the countries and markets in which Ragnarok Online is offered. This enables unauthorized parties to set up local server networks to operate Ragnarok Online, which may result in the diversion of a significant number of paying users. We designate certain employees to be responsible for detecting such illegal servers. In Korea, we report offenders to the relevant enforcement authority for possible prosecution relating to crimes on the Internet. In markets outside of Korea, we cooperate with and rely on our licensees to seek enforcement actions against operators of illegal servers. For example, in Japan, we submitted a written accusation to the Tokyo Metropolitan Police Department in October 2009, in cooperation with GungHo, our licensee in Japan, charging a server operator of illegally operating a Ragnarok Online server, and the matter is currently under investigation by the Tokyo Metropolitan Police

Department. We may incur considerable costs in the future in order to remedy software piracy of our sever software and to enforce our rights against the operators of unauthorized server networks.

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

Successful infringement or licensing claims against us may result in substantial monetary damages, which may materially disrupt our business operations and have a material adverse effect on our reputation, business, financial condition and results of operations.

We may not be able to successfully implement our growth and profit improvement strategies.

We are pursuing a number of growth and profit improvement strategies, including the following:

•	distributing games developed in-house;

•	publishing games acquired from or developed by third parties through licensing arrangements;

•	offering our games in countries where we currently have little or no presence;

•	optimizing our marketing and research and development expenditures;

•	cross-selling our popular online games through other lines of businesses, such as mobile games, console games, animation and character merchandising; and

•	pursuing joint ventures with game development companies.

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

According to the 2009 report issued by the Korea Creative Content Agency, an industry, non-profit organization that promotes exporting of Korean culture, the growth of the Internet café industry started to stabilize from 2000 although the total number of personal computers, or PCs, in Internet cafés continues to increase steadily. The number of Internet cafés slightly increased in 2008 after a short period of decrease in 2007 due to certain legal developments such as the Enforcement Decree of the Building Act, which placed limitations on the space for Internet cafés, the School Health Act, which prohibited the entry of certain facilities into the school environment clean-up zone and the Mandatory Registration of Businesses Supplying Games which was enforced by the government to regulate “speculative” gambling places. While we believe that there was no significant change in the number of Internet cafés in operation in 2009, as the Korean government enforces its regulations to tighten control over businesses that provide Internet and computer game facilities, the number of Internet cafés and as a result the total number of PCs at Internet cafés is expected to gradually decrease in the long term. Internet cafés have traditionally been the largest consumer and served as a medium of the game industry in Korea and any future reduction in the number of Internet cafés may shrink the size of the overall game market in Korea and adversely affect our ability to target a core group of potential users who prefer playing online games, in particular, MMORPGs, at Internet cafés.

The high cost to access the Internet access in certain markets may impede our entry into new markets.

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

During 2003, some online game operators in China experienced declining growth of their online game revenues which they believe resulted from the closure of Internet cafés in Beijing and elsewhere to prevent the spread of SARS, or severe acute respiratory syndrome. In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in Mexico and quickly spread to other parts of the world. A renewed outbreak of SARS or another widespread public health problem, such as swine flu or avian influenza, in China or in other countries may prevent our customers from accessing Internet cafés and may adversely affect our prospects, business and operating results.

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

Some of our minority shareholders were very active in making demands in the past and requests on our management and our management may be required to expend substantial time, effort and resources to respond to such demands and requests.

Certain of our minority shareholders in and outside of Korea have made various demands on our management, including with respect to our corporate governance practices. For example, certain of our minority shareholders formed a committee in March 2006 named the Gravity Committee for the Fair Treatment of Minority Shareholders, or the Minority Shareholders Committee, which is still in existence as of the date of this report. The committee has since made a number of requests, including a request to inspect our financial documents and review decisions made by our management concerning transactions entered into with certain parties, and to pursue legal action if the committee views such transactions to have been entered into improperly. In the future, our management may be required to expend substantial time, effort and resources to respond to such requests from our minority shareholders, including the Minority Shareholders Committee, which may negatively impact the ability of our management to address business challenges and operational requirements facing us, and adversely affect our business, financial condition and results of operations.

We may be required to take significant actions that are contrary to our business objectives in order to avoid being deemed an investment company as defined under the Investment Company Act of 1940, as amended.

Generally, the Investment Company Act of 1940, or the ’40 Act, provides that a company is not an investment company and is not required to register under the ’40 Act as an investment company if the company is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting or trading in securities. We believe that we are engaged primarily and directly in the businesses of providing online game services, and consequently, that we are not an investment company as that term is defined under the ’40 Act. At the same time, the determination of whether we are “primarily” engaged in a non-investment business may depend partly upon the composition of our assets. In particular, under certain circumstances we could become subject to registration as an investment company if we owned “investment securities” (as defined in the ’40 Act) having a value in excess of 40% of our total assets (exclusive of cash items and U.S. government securities). We do not currently own investment securities in excess of this threshold (for this purpose, we treat a bank deposit that may be withdrawn earlier than on its maturity date upon demand without penalty against the principal amount of the deposit as a cash item rather than as a security). In the future, we nonetheless could be required to take actions to avoid the requirement to register as an investment company, such as shifting a significant portion of our short-term investment portfolio into low-yielding bank deposits or other short-term securities which are not considered to be securities due to their liquidity and certain other characteristics. These types of investments may reduce the amount of interest on other income that we could otherwise generate from our investment activities. In addition, we may need to acquire additional income or loss generating assets that we might not otherwise have acquired or forego opportunities to acquire minority interests in companies that could be important to our strategy.

The ’40 Act also contains regulations with respect to investment companies, including restrictions on their capital structure, operations, transactions with affiliates and other matters which would be incompatible with our operations. If we were to be deemed an investment company in the future, we would effectively be precluded from making public offerings of securities in the United States. In addition to disciplinary actions, such as SEC enforcement actions seeking monetary damages, we could also be subject to administrative or legal proceedings and any contracts to which we are a party that violate the ’40 Act or the rules thereunder might be rendered unenforceable or subject to rescission.

Our status as a passive foreign investment company (“PFIC”) in 2009 and potentially other years could result in adverse U.S. tax consequences for you.

In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments, and other passive assets after our initial public offering, we may have been since our initial public offering a PFIC for U.S. federal income tax purposes. In particular, due to the deterioration of the trading price of our ADSs, we believe that we were a PFIC in 2008 and 2009, and there is a significant risk that we will continue to be a PFIC in 2010. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you could be subject to adverse U.S. federal income tax consequences. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding our ADSs or common shares if we are considered a PFIC in any taxable year. See ITEM 10.E. “TAXATION — U.S. FEDERAL INCOME TAX CONSIDERATIONS — Passive foreign investment companies.”

In the current year and in prior years, we have identified material weaknesses in our internal controls over financial reporting. If we fail to achieve and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results or do so on a timely basis or reduce our ability to prevent or detect fraud, and investor confidence and the market price of our ADSs may be adversely affected.

We have identified material weaknesses in our internal control over financial reporting in current year and prior years. Most recently, in connection with the audit of our financial statements prepared under U.S. GAAP for the year ended December 31, 2009, we have identified a material weakness (as defined under both the U.S. Securities and Exchange Commission, or SEC, Management’s Report on Internal Control Over Financial Reporting, and Standards of the Public Company Accounting Oversight Board (United States)) in our system of internal control over financial reporting. In addition, our management assessed the effectiveness of our internal controls over financial reporting and disclosure controls and procedures as of December 31, 2009 pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and related SEC rules, respectively and concluded that our internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2009. Management has identified the following material weakness in our internal control over financial reporting as of December 31, 2009:

•	Lack of monitoring controls over significant transactions at a subsidiary level. We did not design or operate effective monitoring controls over significant transactions at a subsidiary level. Specifically, the internal control over the accuracy and completeness of the severance benefits and approval of the related benefit distribution to a former director at the subsidiary level was not effective.

This material weakness could result in a misstatement of the aforementioned accounts and disclosures that would result in a material misstatement to our consolidated financial statements that would not be prevented or detected. After considering this material weakness, among other matters, our Chief Executive Officer and Chief Financial Officer have also concluded, most recently as of December 31, 2009, that our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. Furthermore, we are subject to the Sarbanes-Oxley Act, which requires us to, among other things, maintain an effective system of internal controls over financial reporting, and requires our management to provide a certification on the effectiveness of our internal controls on an annual basis. Additionally, our independent registered public accounting firm must provide an audit opinion on the effectiveness of our internal control over financial reporting.

If we fail to design and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results in a timely manner or prevent errors or fraud, and investor confidence and the market price of our ADSs may be adversely affected. See ITEM 15. “CONTROLS AND PROCEDURES” for additional discussion concerning our material weakness and changes in internal control.

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

Korea

A draft amendment to the National Health Promotion Act was submitted to the National Assembly in February 2009. The draft amendment, among others, proposes to designate certain public facilities including Internet cafés as non-smoking areas. If the draft amendment is adopted in the extra session of the National Assembly, it will cause significant changes in the operation of Internet cafés, which currently operate both smoking and non-smoking sections. The number of Internet cafés in Korea is already gradually decreasing and the enactment of the proposed amendment may further reduces the number of Internet cafés operated by small business owners and have a materially adversely affect on our business, financial condition and results of operation. See ITEM 3.D. “RISK FACTORS — RISKS RELATING TO OUR BUSINESS — Slow growth or contractions in the Internet café industry in Korea may affect our ability to target a core group of users.” See also ITEM 4.B. “BUSINESS OVERVIEW — LAWS AND REGULATIONS — Korea” for detailed discussion regarding Korean laws that affect our operations.

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

Currently there is no national law specifically regulating the operation of Internet cafés in Taiwan. However, several municipalities and counties of Taiwan, such as Taipei City, Taipei County, Taoyuan County, Tainan City, Nantou County, and Kinmen County, have promulgated ordinances imposing restrictions on Internet cafés. In order to have Internet cafés regulated under a national legislation rather than by different municipalities and counties ordinances, the ROC Ministry of Economic Affairs as well as some legislators propose to regulate all Internet cafés located in Taiwan under a national legislation to be enacted. It is unclear, however, whether or when the above proposals will be passed by the Legislative Yuan and what restrictions will be imposed on Internet cafés. If the future laws and regulations have an impact on the Internet cafés, the growth of the Internet cafés industry in Taiwan may be affected and adversely affect our business, financial condition and result of operations. See ITEM 4.B. “BUSINESS OVERVIEW — LAWS AND REGULATIONS — Taiwan” for detailed discussion regarding Taiwanese laws that affect our operations.

Thailand

Although there is no specific law or regulation that directly governs the online game industry in Thailand, new legislation was passed in June 2008 to impose certain restrictions to control operators of game shops (i.e., places where people can play games, including Internet cafés that provide game services) and limit access to game shops by users under 18 years of age. These restrictions include limitations on the business days and hours, location and building structure of game shops as well as the daily playing time of games and curfew hours for users under 18 years of age to enter game shops and Internet cafés. According to the Ministerial Regulation of Ministry of Culture Re: Permission and Operation of Video Shops B.E. 2552 (2009), users under 15 years of age can enter game shops and Internet cafés between 2:00 pm and 8:00 pm on Monday to Friday; and between 10:00 am and 10:00 pm on public holidays or during school term breaks prescribed by the competent registrar. For users aged from 15 years to 18 years, the access times are limited to between 2:00 pm and 10:00 pm on Monday to Friday; and between 10:00 am and 10:00 pm on public holidays or during school term breaks as prescribed by the competent registrar. See ITEM 4.B. “BUSINESS OVERVIEW — LAWS AND REGULATIONS — Thailand” for detailed discussion regarding Thai laws that affect our operations.

United States and Japan

See ITEM 4.B. “BUSINESS OVERVIEW — LAWS AND REGULATIONS” for detailed discussion regarding U.S. and Japanese laws that may materially impacted our operations.

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

Our future performance will depend in large part on the economic growth of our principal markets. Our top geographic markets in terms of revenues were Japan, Korea, the United States and Canada, Taiwan, Hong Kong and Macau, and Russia and CIS countries, representing 55.7%, 20.1%, 10.1%, 3.3% and 2.3%, respectively, of our total revenues in 2009. Accordingly, our business, prospects, financial condition and results of operations are subject to the economic, political, legal and regulatory conditions and developments in these countries. Adverse economic developments in such markets may have an adverse effect on the number of our subscribers and our revenues and have a material adverse effect on our results of operations.

Deterioration in global economic conditions in the recent global downturn has weakened the economies of the countries in which our games are distributed. Many countries for the foreseeable future may continue to experience economic slowdowns and recessionary pressures, including difficulty in securing credit in the global financial markets and decreased consumer confidence and discretionary spending. While the recent global economic developments did not yet have a material adverse effect on us, continuing deterioration or delayed recovery in global economic conditions could materially and adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could result in foreign currency exchange losses.

In most of the countries in which our games are distributed, the revenues generated by our licensees are denominated in local currencies, which include the U.S. dollar, Japanese Yen, Euro, NT dollar, the Thai Baht and Chinese Yuan. In 2009, approximately 79.9% of our revenues were denominated in foreign currencies, primarily in the U.S. dollar and Japanese Yen. As the revenues denominated in local currencies, other than the U.S. dollar, Japanese Yen and Euro, are converted into the U.S. dollar for remittance of monthly royalty payments to us, any depreciation of the local currencies against the U.S. dollar will result in reduced license fees and monthly royalty payments in U.S. dollar terms and may materially and adversely affect our financial condition and results of operations.

While we receive monthly royalty revenues from our overseas licensees in foreign currencies, substantially all of our costs are denominated in Won. Our financial statements are also prepared and presented in Won. We receive monthly royalty payments from our overseas licensees based on a percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. While, in 2009, we enjoyed increased royalty revenues due to the strengthening of the Japanese Yen against the Korean Won by approximately 26.4% from 2008 to 2009, appreciation of the Won against the Japanese Yen or other foreign currencies will result in foreign currency losses that may materially and adversely affect our financial condition and results of operations. See ITEM 5.A. “OPERATING RESULTS — OVERVIEW — Foreign currency effects.”

As of December 31, 2009, we have not entered into any outstanding foreign currency forward exchange contract. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost-effective manner, or at all.

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

The level of tension between Korea and North Korea has been elevated in recent months as a result of a chain of incidents in the western shore of Korea, near Baengnyeong Island. In November 2009, patrol ships from Korea and North Korea exchanged fire, resulting in casualties for North Korea. Both sides exchanged fire in the same region again in January 2010. Tensions rose higher after the sinking of a Korean naval vessel in March 2010, from an explosion that killed 46 sailors. The Korean government made an official announcement in May 2010 that a North Korean torpedo attack caused the damage. In addition, there recently has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for economic and political stability in the region.

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

In 2009 and 2008, we derived 3.3% and 4.3%, respectively, of our total revenues from our licensee in Taiwan, Hong Kong and Macau, which was added as a service territory in October 2009. The Chinese government asserts that it has sovereignty over Taiwan as well as mainland China and does not recognize the legitimacy of the government of Taiwan. The Chinese government has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or a foreign power interferes in Taiwan’s internal affairs. In response, the Taiwanese government promulgated the Referendum Law on December 31, 2003, last amended on May 27, 2009, allowing referenda on a range of issues to be proposed and voted upon. The law allows a referendum on key constitutional issues in the event that Taiwan faces a military attack from a foreign power and its sovereignty is threatened.

In March 2008, a new president in Taiwan was elected, President Ma Ying-jeou, who has supported the cultivation of better relations with mainland China. For instance, from July 2008, Taiwan has lifted the ban on Chinese person’s visiting in Taiwan with certain limitations. In December 2008, Taiwan re-established regular direct transportation links with mainland China that had been shut since 1949, including regularly scheduled commercial flights and shipping and mail. Further, Taiwanese government has partially unwound the restrictions on the investment in Taiwan by Chinese companies and person and several new regulations in connection therewith have been passed. For the purpose to further the finance cooperation, Taiwan has entered into a Memorandum of Understanding regarding cross-strait financial supervision with mainland China on November 16, 2009, which becomes effective on January 16, 2010. Also, Taiwan and China governments are in the progress of negotiating the Economic Cooperation Framework Agreement to be entered into for enjoying the custom benefit. Although recent trends may be beneficial to Taiwan’s economy, the history between Taiwan and mainland China has been marked with uncertainties. Deteriorations in the relationship between Taiwan and China and other factors affecting Taiwan’s political environment may materially and adversely affect our Taiwanese licensee’s business and our results of operations.

RISKS RELATING TO OUR AMERICAN DEPOSITARY SHARES

The public shareholders of our ADSs may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation and by the laws and regulations governing Korean corporations. The rights and responsibilities of our shareholders and members of our Board of Directors under Korean law may be different from those that apply to shareholders and directors of a U.S. corporation. For example, minority shareholder rights afforded under Korean law often require the minority shareholder to meet minimum shareholding requirements in order to exercise certain rights. Under applicable Korean law, a shareholder must own at least (i) one percent of the total issued shares to bring a shareholders’ derivative lawsuit, (ii) three percent to demand convocation of an extraordinary meeting of shareholders, demand removal of directors or inspect the books and related documents of a company, (iii) ten percent to apply to the court for dissolution if there is gross improper management or a deadlock in corporate affairs likely to result in a significant and irreparable harm to the company or to apply to the court for a reorganization in the case of an insolvency and (iv) 20 percent to block a small-scale share exchange or a small merger that may be approved only by a board resolution. In addition, while the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a U.S. corporation. Although the “business judgment rule” concept exists in Korea, there is insufficient case law or precedent to provide guidance to the management and shareholders as to how it should be applied or interpreted. Holders of our ADSs may have more difficulty protecting their interests against actions of our management, members of our Board of Directors or controlling shareholders than they would as shareholders of a U.S. corporation.

Any dividends paid on our common shares will be in Won and fluctuations in the exchange rate between the Won and the U.S. dollar may affect the amount received by you.

If and when we declare cash dividends, the dividends will be paid to the depositary for the ADSs in Won and then converted by the depositary into U.S. dollars pursuant to the deposit agreement that governs the rights and obligations of the holders of ADSs. Fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the U.S. dollar amounts you will receive from the depositary as dividends. Holders of ADSs may not receive dividends if the depositary does not believe it is reasonable or practicable to do so. In addition, the depositary may collect certain fees and expenses, at the sole discretion of the depositary, by billing the holders of ADSs for such charges or by deducting such charges from one or more cash dividends or other cash distributions from us to be distributed to the holders of ADSs.

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

Such exceptions include offering of new shares:

•	through a general public offering;

•	to the members of the employee stock ownership association;

•	upon exercise of a stock option;

•	in the form of depositary receipts;

•	to induce foreign direct investment necessary for business in accordance with the Foreign Investment Promotion Act of Korea;

•	for the purpose of raising funds on an emergency basis;

•	to certain companies under an alliance arrangement; or

•	by a public offering or to cause underwriters to underwrite new shares for the purpose of listing them on any stock exchange.

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

GungHo beneficially owns 59.3% of our common shares. If GungHo decides to sell or transfer substantial amounts of our common shares into the form of ADSs in the public market or if there is a perception of their intent to sell, the market price of our ADSs could be materially and adversely affected and could materially impair our future ability to raise capital through offerings of our ADSs.

ITEM 4.	INFORMATION ON THE COMPANY

ITEM 4.A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated as a company with limited liability under Korean law on April 4, 2000 under the legal name of Gravity Co., Ltd. Following our initial public offering of 8,000,000 ADSs, each representing one-fourth of one share of our common stock, par value Won 500 per share on February 8, 2005, our ADSs were listed on the NASDAQ Stock Market’s the NASDAQ Global Market, formerly the NASDAQ National Market, under the symbol “GRVY.”

In March 2003, we established Gravity Interactive, LLC, our wholly-owned subsidiary in the United States. The name of Gravity Interactive, LLC was changed on January 1, 2006 to Gravity Interactive, Inc., or Gravity Interactive. In January 2004, we acquired 50% of the voting shares of Gravity Entertainment Corporation, or Gravity Entertainment, formerly RO Production Co., Ltd., our subsidiary in Japan. In October 2004, we obtained from GungHo, then the other 50% shareholder of RO Production Co., Ltd., their ownership interest in RO Production Co., Ltd., which made Gravity Entertainment our wholly-owned subsidiary. RO Production Co., Ltd. changed its corporate name to Gravity Entertainment on February 5, 2005. In April and May 2005, we acquired an aggregate of 88.15% equity interest in TriggerSoft Corporation, or TriggerSoft, which developed our R.O.S.E. Online game. TriggerSoft went into liquidation proceedings in Korea in May 2007 and the liquidation was completed in October 2007. In November and December 2005, we acquired an aggregate of 96.11% of the total shares of NeoCyon, Inc., or NeoCyon, which provides mobile multimedia services in Korea. In August 2006, we founded Gravity EU SASU, or Gravity EU, a wholly-owned subsidiary based in France, and in September 2006, we acquired 100% of the voting shares of Gravity CIS, Inc. formerly Mados, Inc., from Cybermedia International, Inc., a former subsidiary of NeoCyon. On November 21, 2007, the name of Gravity CIS, Inc. was changed to Gravity CIS Co., Ltd., or Gravity CIS. In May 2007, we established Gravity Middle East & Africa FZ-LLC, or Gravity Middle East & Africa, a wholly-owned subsidiary in Dubai. Gravity Middle East & Africa has been in the process of liquidation since September 2008. In October 2007, we founded Gravity RUS Co., Ltd., or Gravity RUS, a Russia-based subsidiary, and acquired 99.99% of the voting shares, and transferred 100% of the voting shares of Gravity CIS to Gravity RUS in December 2007. In October 2007, we formed L5 Games Inc., or L5 Games, a game development studio in the U.S., which is a wholly-owned subsidiary of Gravity Interactive. L5 Games has been in the process of liquidation since August 2008. On April 1, 2008, GungHo acquired shares of our common stock, after which it became our largest shareholder, beneficially owning approximately 52.4% of our common shares. GungHo subsequently purchased our ADSs and beneficially owns approximately 59.3% of our common shares as of March 31, 2010.

Our registered office is located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795. Our telephone number is (822) 2132-7000. Our main Web site is at http://www.gravity.co.kr. Our address for service of process in the United States is Gravity Interactive, 13160 Mindanao Way, Marina Del Rey, California 90292.

ITEM 4.B.	BUSINESS OVERVIEW

OVERVIEW

We are a leading developer and publisher of online games in Japan, Brazil, the Philippines, Indonesia, Singapore, Malaysia, Thailand, Russia and Taiwan based on the number of peak concurrent users, or PCU, as compiled from various statistical data available from public sources in such countries. We are based in Korea and we currently offer five online games worldwide and have one online game in development and two online games developed or being developed by third parties for which we have entered into license agreements. Our principal product, Ragnarok Online, is commercially offered in Korea and 58 other countries and markets. Requiem is commercially offered in Korea, the United States, Canada and 62 other countries. Emil Chronicle Online is commercially offered in Korea, Thailand, Hong Kong, Taiwan, Indonesia, Singapore and Malaysia. R.O.S.E. Online is commercially offered in the United States, Canada, Mexico and 40 other countries. Pucca Racing is commercially offered in Korea. We also offer a number of mobile games and license the merchandizing rights of character-related products based on our online games. We intend to diversify our online game offering by developing online games internally as well as publishing additional online games developed by third parties. We are also expanding our business by providing our games on multiplatform devices, such as Nintendo DS.

In Korea, we directly manage all aspects of game operations, such as marketing, operation, billing and customer service. For certain countries and markets, our subsidiaries directly manage such game operations. Gravity Interactive, our wholly-owned subsidiary in the United States, is responsible for all aspects of Ragnarok Online game operations in the United States, Canada, Australia, New Zealand and India, for all aspects of Requiem game operations in the United States, Canada and 39 European countries and for all aspects of R.O.S.E. Online game operations in the United States, Canada, Mexico and 40 European countries. Gravity CIS and Gravity EU, our subsidiaries, are responsible for Ragnarok Online game operations in Russia and CIS countries, and in France and Belgium, respectively. In the countries where we and our wholly-owned subsidiaries, Gravity Interactive, Gravity CIS and Gravity EU, manage game operations, our game revenues, including both subscription-based fee revenues and micro-transaction based revenues, are recorded as subscription revenues.

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

The following table sets forth a summary of our consolidated statements of operations showing revenues from our online games (by type of revenue and geographic market), mobile games, and character merchandising and other revenue as a percentage of total net revenues for the periods indicated.

	Year Ended December 31,
	2007			2008			2009			2009(1)
	(In millions of Won and thousands of US$, except percentages)

Online game revenues(2):
Subscriptions:
Korea	~~W~~	6,238	15.5%	~~W~~	7,463	14.0%	~~W~~	4,951	8.6%	US$	4,377
United States/Canada(3)		2,608	6.5		3,607	6.8		5,785	10.1		5,114
Others		559	1.4		1,506	2.9		1,938	3.4		1,713
Royalties and license fees:
Japan		17,849	44.4		23,353	43.9		28,089	48.9		24,831
Taiwan/Hong Kong(4)		2,345	5.8		2,210	4.1		1,827	3.2		1,615
Thailand		1,034	2.6		970	1.8		1,104	1.9		976
Others		3,470	8.6		3,577	6.7		3,017	5.3		2,668

Subtotal		24,698	61.4		30,110	56.5		34,037	59.3		30,090

Mobile game revenues		4,063	10.1		6,882	12.9		7,882	13.7		6,968
Character merchandising and other revenues		2,063	5.1		3,602	6.9		2,810	4.9		2,484

Total revenues	~~W~~	40,229	100.0%	~~W~~	53,170	100.0%	~~W~~	57,403	100.0%	US$	50,746

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,131.2 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on March 31, 2010.

(2)	Online game revenues include revenues from Ragnarok Online, R.O.S.E. Online, Requiem, Emil Chronicle Online, Pucca Racing, Time N Tales and from two games offered through STYLIA, our casual online game portal site. We discontinued offering games through STYLIA in September 2008. We discontinued offering Time N Tales in March 2009.

(3)	Subscription revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries managed by Gravity Interactive. The license agreement for Ragnarok Online with Gravity Interactive was amended in January 2008 to include Australia and New Zealand as countries serviced by Gravity Interactive, and in September 2009 to include India as a country serviced by Gravity Interactive. The license agreement for Requiem with Gravity Interactive was amended in December 2009 to include the United Kingdom and 38 other European countries serviced by Gravity Interactive.

(4)	The license agreement for Ragnarok Online with Game Flier International Corporation, which manages Ragnarok Online service in Taiwan and Hong Kong, was amended in October 2009 to include Macau as a service territory.

OUR PRODUCTS

We currently have four product lines: MMORPGs, casual online games, mobile games, and game-related products and services, including animation and character-based merchandise. Revenues from our principal product, Ragnarok Online, accounted for 73.7% of our total revenues in 2009, compared with 73.3% of our total revenues in 2008. We are seeking to diversify our revenue sources by offering additional MMORPGs, casual online games, and other products and services, including mobile games.

Massively multiplayer online role playing games (MMORPGs)

MMORPG is a genre of computer role playing games in which a large number of players interact with one another within a virtual game world.

The following table summarizes the MMORPGs that we currently offer and currently in development, and those games licensed from third party developers.

Date of Commercial
Title	Description	Game Source	Launch/Testing(2)

Ragnarok Online	Action adventure with 150 levels of skill upgrades, which features two-dimensional characters in three-dimensional backgrounds(1)	Developed in-house	Launched in August 2002
R.O.S.E. Online	Three-dimensional action adventure with seven independent storylines	Originally licensed from third party developer; currently owned by us(3)	Launched in January 2005
Requiem	Three-dimensional action adventure	Developed in-house	Launched in October 2007
Emil Chronicle Online	Three-dimensional action adventure	Licensed from third party developer	Launched in August 2007
Ragnarok Online II	Three-dimensional sequel to Ragnarok Online	Being developed in-house by the Company	Open beta testing since May 2007. Currently expected to launch in the fourth quarter of 2010
Estar (tentative title)	Three-dimensional action adventure	Licensed from third party developer	Not determined
Canaan	Web browser-based casual	Licensed from third party developer	Currently expected to launch in the third quarter of 2010

Notes:

(1)	A game with such features is generally referred to in the industry as a 2.5 dimensional game.

(2)	The actual date of commercial launch of games in each country is dependent on a variety of factors, including technical viability and durability, availability of in-house development capability, market conditions, beta testing results and availability of licensing partners in various jurisdictions, among others.

(3)	We acquired an aggregate of 88.15% equity interest in TriggerSoft, which developed R.O.S.E. Online in April and May 2005. TriggerSoft was liquidated in October 2007.

Ragnarok Online

Ragnarok Online is commercially offered in Korea and 58 other countries and markets since its commercial launch in August 2002. We began to commercially offer Ragnarok Online in 20 new countries in 2009, including India and countries in the Middle East and Northern Africa. Ragnarok Online represented 73.7% of our total revenues or Won 42,290 million (US$37,385 thousand) in 2009, compared with 73.3% of our total revenues or Won 38,949 million in 2008. See ITEM 4.B. “BUSINESS OVERVIEW— OUR MARKETS — Overseas markets.”

The following are revenues generated by Ragnarok Online for the periods indicated:

		Year Ended December 31,
Revenue Type	Country	2007		2008		2009		2009(1)
		(In millions of Won and thousands of US$)

Online game-subscription revenue	Korea	~~W~~	5,143	~~W~~	5,971	~~W~~	4,156	US$	3,674
	United States/ Canada(2)		2,103		2,693		3,794		3,354
	Others		558		1,198		1,046		924

	Subtotal		7,804		9,862		8,996		7,952

Online game-royalties and license fees	Taiwan/Hong Kong(3)		2,345		1,706		1,452		1,284
	Japan		16,791		23,326		28,089		24,831
	Thailand		981		679		819		724
	Philippines		655		699		707		625
	China		613		472		336		297
	Indonesia		358		322		362		320
	Europe		419		446		408		360
	Singapore/Malaysia		109		63		57		51
	Australia/New Zealand(2)		1		—		—		—
	Brazil		547		971		1,057		935
	India(2)		152		26		—		—
	Chile		209		186		—		—
	Vietnam		130		191		—		—
	Middle East/Africa		—		—		7		6

	Subtotal		23,310		29,087		33,294		29,433

	Total	~~W~~	31,114	~~W~~	38,949	~~W~~	42,290	US$	37,385

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,131.2 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on March 31, 2010.

(2)	Subscription revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries managed by Gravity Interactive. Such revenues from other countries constitute a minor portion of the revenues recorded as subscription revenues from the United States and Canada. The license agreement for Ragnarok Online with Gravity Interactive was amended in January 2008 to include Australia and New Zealand as countries serviced by Gravity Interactive, and in September 2009 to include India as a country serviced by Gravity Interactive. Revenues generated in such countries prior to the respective amendment to the license agreement were shown as Online game royalties and license fees.

(3)	The license agreement for Ragnarok Online with Game Flier International Corporation, which manages Ragnarok Online service in Taiwan and Hong Kong, was amended in October 2009 to include Macau as a service territory.

The table below provides for the periods indicated, the peak concurrent users and average concurrent users of Ragnarok Online since the first quarter of 2007, in each of our principal markets for Ragnarok Online.

	Taiwan/Hong Kong		Thailand		Japan		China		Korea		USA/Canada
	PCU(1)	ACU(2)	PCU	ACU	PCU	ACU	PCU	ACU	PCU	ACU	PCU	ACU

1Q 2007	78,516	45,993	27,491	19,061	78,053	34,504	14,691	8,516	10,338	5,177	6,538	4,042
2Q 2007	56,663	34,455	19,408	13,673	77,151	35,633	11,986	5,809	8,046	4,721	6,468	3,363
3Q 2007	39,983	28,097	12,931	8,562	66,441	23,975	10,108	5,541	7,997	4,575	4,604	2,491
4Q 2007	34,982	24,935	63,445	38,511	60,788	24,018	7,760	3,936	7,854	4,562	4,638	2,648
1Q 2008	36,429	29,893	63,316	25,942	61,800	24,674	8,609	4,469	6,785	3,219	4,334	2,469
2Q 2008	34,747	26,364	14,996	9,709	57,348	22,908	7,393	3,856	10,146	3,518	4,288	2,396
3Q 2008	40,574	27,097	22,850	12,687	57,515	22,401	6,979	3,273	9,192	4,357	3,700	2,122
4Q 2008	30,128	21,292	30,455	20,707	59,470	24,109	5,342	2,476	6,306	3,052	4,661	2,354
1Q 2009	27,686	20,351	28,761	22,628	58,171	24,554	5,942	2,861	6,127	3,211	4,908	3,181
2Q 2009	27,616	20,678	47,679	36,445	57,387	23,038	5,378	2,571	6,975	2,641	5,093	3,300
3Q 2009	37,066	23,599	47,310	31,636	54,671	21,331	6,351	3,162	7,610	3,525	5,634	3,758
4Q 2009	27,803	19,274	31,883	24,603	59,800	21,817	4,877	2,247	6,949	3,319	5,128	3,332
1Q 2010	29,089	22,437	31,042	24,253	52,585	20,232	5,447	2,529	6,502	3,091	4,933	3,298

Notes:

(1)	PCU, or peak concurrent users, represents the highest number of users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

(2)	ACU, or average concurrent users, represents the average number of concurrent users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

(3)	We believe that the number of users as measured by PCU or ACU (i) is reflective of our active user base and (ii) is correlated to revenues as revenues from an online game depend on the number of users as well as time spent playing the game. However, PCU and ACU are not measures under accounting principles generally accepted in Korea, or Korean GAAP, or U.S. GAAP and should not be construed as an alternative to operating income or another measure of performance determined in accordance with Korean GAAP or U.S. GAAP. Other companies may determine PCU or ACU differently than we do.

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

Ragnarok Online is an action adventure-based MMORPG that combines cartoon-like characters, community-oriented themes and combat features in a virtual world within which thousands of players can interact with one another. By combining the highly interactive and community-oriented themes and features, such as marriages and organization of guilds, we believe we are able to create user loyalty from our users who favor games that provide social interaction in a virtual setting.

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

We believe that the personal computer, or PC, configurations required to run Ragnarok Online are lower than or similar to many other competing MMORPGs, which we believe has facilitated our successful entry into and expansion of Ragnarok Online in many of the developed and developing countries in which Ragnarok Online is distributed. Also, we believe the community based features, such as marriages and organization of guilds, builds user loyalty from our users who favor games that provide social interaction in a virtual setting. We believe that our decision to balance three-dimensional graphics and game functions with prevailing technological standards with a combination of two-dimensional characters, which requires lower PC configurations than three-dimensional MMORPG has helped to increase the popularity of Ragnarok Online, in particular in certain jurisdictions which does not have access to the more technological updated PC technology as a result of cost and other limitations. The recommended minimum PC configuration for Ragnarok Online is Pentium III 1.6 GHz, 256 MB RAM and 32 MB graphics card. Ragnarok Online can be accessed through a dial-up modem as well as broadband Internet.

R.O.S.E. Online

R.O.S.E. Online, which was commercially launched in January 2005, represented 1.1% of our total revenues or Won 604 million (US$534 thousand) in 2009, compared with 1.4% of our total revenues or Won 766 million in 2008.

The following are revenues generated by R.O.S.E. Online for the periods indicated:

		Year Ended December 31,
Revenue Type	Country	2007		2008		2009		2009(1)
		(In millions of Won and thousands of US$)

Online game-subscription revenue	United States/Canada/Mexico	~~W~~	505	~~W~~	444	~~W~~	604	US$	534

	Subtotal		505		444		604		534

Online game-royalties and license fees	Japan		1,058		27		—		—
	Indonesia		72		—		—		—
	Philippines		125		—		—		—
	China		—		136		—		—
	Vietnam		—		60		—		—
	Taiwan		—		99		—		—

	Subtotal		1,255		322		—		—

	Total	~~W~~	1,760	~~W~~	766	~~W~~	604	US$	534

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,131.2 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on March 31, 2010.

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

In the United States, Canada and Mexico, we have been offering commercial service of R.O.S.E. Online since 2005 and all rights for R.O.S.E. Online in such countries have been transferred to our wholly-owned subsidiary, Gravity Interactive in June 2007. In February 2010, we entered into a game transfer agreement with Gravity Interactive and transferred to it all the rights of R.O.S.E. Online in Switzerland, Norway, Denmark, Ireland, Spain, Sweden, the United Kingdom, Iceland, Finland, France, Germany, Greece, Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Albania, Andorra, Bosnia and Herzegovina, Liechtenstein, Moldova, Monaco, Montenegro, San Marino, Serbia, Vatican City State, Croatia, Former Yugoslav Republic of Macedonia and Turkey and Gravity Interactive has been offering commercial service of R.O.S.E. Online in these countries since then.

Requiem

Unlike Ragnarok Online, which does not emphasize violent themes, we designed Requiem to showcase user-to-user combat. Requiem provides players with a variety of combat systems, which allow them to accumulate experience and reward points to be used when they buy special items designed for combats.

We commercially launched Requiem in Korea in October 2007 and in the United States, Canada, Armenia, Azerbaijan, Belorussia, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan in June 2008. In December 2009, we entered into an amendment to the license and distribution agreement with Gravity Interactive, our licensee for Requiem in the United States and Canada, to include Switzerland, Norway, Denmark, Ireland, Spain, Sweden, the United Kingdom, Iceland, Finland, France, Germany, Greece, Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Albania, Andorra, Bosnia and Herzegovina, Liechtenstein, Moldova, Monaco, Montenegro, San Marino, Serbia, Vatican City State, Croatia, Former Yugoslav Republic of Macedonia and Turkey as countries serviced by Gravity Interactive, which was further amended in March 2010 to exclude Moldova, where Requiem is already commercially offered by our wholly-owned subsidiary, Gravity CIS. Requiem has been commercially offered in these countries since December 2009. We entered into global service agreements with AsiaSoft Corporation Public Co., Ltd. in December 2009 for markets in Thailand, Vietnam, Singapore and Malaysia, and with PT. Lyto Datarindo Fortuna in February 2010 for Indonesian market, pursuant to which we offer Requiem directly to the local markets to generate subscription revenues and pay service fees to AsiaSoft Corporation Public Co., Ltd. and PT. Lyto Datarindo Fortuna for services related to marketing and billing, among others. We commercially offered Requiem in Thailand, Vietnam, Singapore and Malaysia in March 2010 and Indonesia in April 2010. We also entered into a license and distribution agreement for Requiem in Taiwan, Hong Kong and Macau with Game Flier International Corporation in March 2010 and Requiem has been commercially offered in these markets since May 2010.

Requiem represented 4.9% of our total revenues or Won 2,838 million (US$2,509 thousand) in 2009, compared with 3.3% of our total revenues or Won 1,743 million in 2008.

The following are revenues generated by Requiem for the periods indicated:

		Year Ended December 31,
Revenue Type	Country	2007		2008		2009		2009(1)
		(In millions of Won and thousands of US$)

Online game-subscription revenue	Korea	~~W~~	644	~~W~~	964	~~W~~	559	US$	494
	United States/Canada(2)		—		470		1,387		1,226
	Russia/CIS countries		—		309		892		789

	Total	~~W~~	644	~~W~~	1,743	~~W~~	2,838	US$	2,509

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,131.2 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on March 31, 2010.

(2)	Includes subscription and other types of game revenues generated in other countries serviced by Gravity Interactive, Switzerland, Norway, Denmark, Ireland, Spain, Sweden, the United Kingdom, Iceland, Finland, France, Germany, Greece, Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Albania, Andorra, Bosnia and Herzegovina, Liechtenstein, Monaco, Montenegro, San Marino, Serbia, Vatican City State, Croatia, Former Yugoslav Republic of Macedonia and Turkey. Such revenues from other countries constitute a minor portion of the revenues recorded as subscription revenues from the United States and Canada.

Emil Chronicle Online

We commercially launched Emil Chronicle Online in Korea, Thailand, Hong Kong, Taiwan, Indonesia, Singapore and Malaysia in August 2007, September 2007, June 2008, August 2008, September 2009 and October 2009, respectively. Emil Chronicle Online is the first online game developed by GungHo Online Entertainment, Inc., the publisher of Ragnarok Online in Japan, which is our controlling and majority shareholder. Emil Chronicle Online is an animation style game based on the chronicles of three races: Emils, Titanians and Dominions, that offers various characters and avatars for players to enjoy. We entered into a software licensing agreement with GungHo in December 2005 for the right to publish and distribute Emil Chronicle Online worldwide, except for Japan. In November 2006, we entered into a license and distribution agreement with Infocomm Asia Holdings Pte. Ltd., or Infocomm Asia, to distribute Emil Chronicle Online in Singapore, Malaysia, Brunei, Thailand, the Philippines, Indonesia, Vietnam, Australia and New Zealand. In February 2007, we and Infocomm Asia granted the distribution rights of Emil Chronicle Online in Thailand to Onenet Co., Ltd. In July 2008, we amended the agreement with Infocomm Asia to cancel its rights to distribute Emil Chronicle Online in Singapore, Malaysia, Brunei, the Philippines, Indonesia, Vietnam, Australia and New Zealand. In December 2008, we entered into license and distribution agreements with Run Up Game Distribution and Development Sdn. Bhd. for distribution of Emil Chronicle Online in Singapore and Malaysia and in February 2009 with PT. Wave Wahana Wisesa for distribution in Indonesia. We entered into license and distribution agreements for Emil Chronicle Online in China with a wholly-owned subsidiary of The9 Limited in January 2007, which was terminated in January 2010. We entered into license and distribution agreements for Emil Chronicle Online in Taiwan and Hong Kong with GameCyber Technology Ltd. in August 2007. The amount of revenues from Emil Chronicle Online in 2009 represented 1.4% of our total revenues and that in 2008 represented 1.8% of our total revenues.

Ragnarok Online II

Ragnarok Online II is a sequel to Ragnarok Online and an MMORPG expected to have enhanced character and community features. Ragnarok Online II includes pastel-type graphics, advanced character customization and detailed monsters and non-player characters. Ragnarok Online II also adopts cartoonist Mr. Myoung-Jin Lee’s original drawings from his comic book Ragnarok and music from Kanno Yoko, a well-respected composer in the animation industry. We currently have 32 designers, 15 programmers and 13 game planners dedicated to the development of Ragnarok Online II. We have been conducting open beta testing of Ragnarok Online II since May 2007 and continue to upgrade and develop Ragnarok Online II in response to market feedback received during the testing and development phase. We have entered into license and distribution agreements for Ragnarok Online II with six licensees in ten countries, including Thailand, Japan, Taiwan, Philippines, Singapore, Malaysia, Vietnam, China, Indonesia and Brazil beginning from the end of 2006. While we currently expect to launch the game in the fourth quarter of 2010, no assurance can be given that we can meet this anticipated launch date or, if there is any further delay in the launch date, such delay would not result in termination of any of the existing license agreements for Ragnarok Online II. See ITEM 3.D. “RISK FACTORS — RISKS RELATING TO OUR BUSINESS— If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected.”

Estar (tentative title)

In November 2009, we entered into a publishing agreement with Naru Entertainment Co., Ltd., an online game developer based in South Korea, to publish Estar game worldwide. Estar is expected to be an MMORPG targeting male game users from their teens through their thirties.

Canaan

In January 2010, we entered into a license agreement with Xpec Entertainment Inc., a Taiwanese game developer, to publish Canaan in Korea. Canaan is a web browser-based casual MMORPG, which is played on a web browser and which does not require any client-side software to be installed. Canaan is currently serviced in Taiwan, China, Hong Kong and Macau. While we currently expect to launch the game in the third quarter of 2010, no assurance can be given that we can meet this anticipated launch date.

Time N Tales

We commercially launched Time N Tales in July 2006 under a publishing agreement entered into with Ndoors Corp., a Korean online game developer, in November 2005. The amount of revenues from Time N Tales in 2009 and 2008 represented less than 1% of our total revenues in 2009 and 2008, respectively. We terminated our agreement with Ndoors Corp in January 2009 and stopped offering Time N Tales in March 2009.

Casual online games

Casual online games can fit in to any genre and have any type of game play. They are targeted at mass audience of casual online gamers and generally distinguished by simple rules and lack of commitment required in contrast to more complex and hardcore MMORPGs. Currently, we commercially offer one casual online game, Pucca Racing.

Pucca Racing

We commercially launched Pucca Racing in Korea and in Thailand in September 2007 and March 2008, respectively and ceased offering commercial service in Thailand in March 2010. Pucca Racing was co-developed by us and Vooz Co., Ltd., which originally designed the Pucca characters. We entered into license and distribution agreements for Pucca Racing in Thailand with Ini 3 Digital Co., Ltd. in January 2008, in Taiwan and Hong Kong with M-etel Co., Ltd. in October 2008, which were terminated in February 2010. The amount of revenues from Pucca Racing in 2009 and 2008 represented less than 1% of our total revenues in each of 2009 and 2008.

Mobile games

As compared to MMORPGs, mobile games, which are played using mobile phones and other mobile devices, have shorter game playtime and less complex user-game interaction. We believe that mobile games, due to such characteristics, provide less-experienced users with a means to become familiar with both game playing and the game culture without making a substantial commitment in time and resources. As a result, we believe that mobile games allow us to target a broader audience of users, help us to expand the online game culture beyond Internet cafés and users’ homes and act as an effective marketing tool to attract new users to our MMORPGs. We develop and distribute our mobile games through our subsidiary in Korea, NeoCyon, Inc.

The following are revenues generated from our mobile business for the periods indicated:

	Year Ended December 31,
Country	2007		2008		2009			2009(1)
	(In millions of Won and thousands of US$, except percentages)

Korea	~~W~~	3,673	~~W~~	4,573	~~W~~	4,931	62.6%	US$	4,360
Japan		390		2,309		2,951	37.4		2,608

Total	~~W~~	4,063	~~W~~	6,882	~~W~~	7,882	100.0%	US$	6,968

Note:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,131.2 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on March 31, 2010.

Game-related products and services

Animation

Gravity Entertainment, our Japanese subsidiary, entered into an agreement with G&G Entertainment Inc. and three other Japanese media and entertainment companies for the production and distribution of 26 half-hour episode animation series based on the storyline and characters of Ragnarok Online. The series was produced by Gravity Entertainment and broadcast on television in nine countries from 2004 through 2007. The animation series of Ragnarok Online has been sold in DVD and VOD (video on demand) formats in North America since March 2006 and it has also been distributed in Europe. Our revenues from our animation business were negligible in 2009, and Won 255 million in 2008, which represented less than 1% of our total revenues in 2009 and 2008, respectively.

Game character merchandising

In order to optimize the commercial opportunities presented by the popularity of Ragnarok Online and its characters, we and our licensees have been marketing dolls, stationery and other character-based merchandise, as well as game manuals, monthly magazines and other publications, based on the game. We currently have arrangements with three Korean vendors and two overseas vendors in Japan and Brazil to license Ragnarok Online’s animation and game characters in Korea and 11 overseas countries. In Japan, we have been conducting game character merchandising by selling game packages, which package our online game software in DVD format for PC users, in connection with game distribution. We have also entered into arrangements to license Emil Chronicle Online, Requiem and Ragnarok Online II in Korea.

The total amount of license fees from our contracts with Korean vendors was approximately Won 119 million (US$105 thousand) in 2009, compared with Won 101 million in 2008, and the total amount of license fees from our contracts with overseas vendors was approximately Won 798 million (US$706 thousand) in 2009, compared with Won 992 million in 2008. We intend to expand our character marketing for our new games as they are launched.

The following are revenues generated from game character merchandising for the periods indicated:

	Year Ended December 31,
Country	2007		2008		2009			2009(1)
	(In millions of Won and thousands of US$, except percentages)

Korea	~~W~~	377	~~W~~	101	~~W~~	119	13.0%	US$	105
Japan		470		975		798	87.0		706
Taiwan/Hong Kong		—		17		—	—		—

Total	~~W~~	847	~~W~~	1,093	~~W~~	917	100.0%	US$	811

Note:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,131.2 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on March 31, 2010.

Multiplatform and Internet protocol television games

In December 2006, we entered into a licensing agreement with GungHo Online Entertainment, Inc. to develop and distribute Ragnarok DS, a Nintendo DS version of Ragnarok Online. Ragnarok DS was released in Japan, Korea and the United States and Canada in December 2008, June 2009 and February 2010, respectively.

We are also expanding our business by providing our online games on internet protocol television, or IPTV. In September 2008, we entered into a licensing agreement with Iconix Entertainment Co., Ltd. to develop and publish an IPTV game based on Iconix’s 3D TV animation series “Pororo: The Little Penguin.” We commercially launched “Pororo Game,” an IPTV game in September 2009.

The amount of revenues from multiplatform device and Internet protocol television games in 2009 represented less than 1% of our total revenues in 2009.

OUR MARKETS

Japan, Korea, the United States and Canada, Taiwan and Hong Kong, and Russia and CIS countries were our biggest geographic markets in 2009 in terms of revenue. Each of these markets is serviced either by us or a distribution company. We directly manage game operations in Korea, and our wholly-owned subsidiaries, Gravity Interactive and Gravity CIS manage game operations in other countries including the United States and Canada, and Russia and CIS countries. For Ragnarok Online, GungHo Online Entertainment, Inc. is our licensee for Japan and Game Flier International Corporation is our licensee for Taiwan, Hong Kong and Macau. For Emil Chronicle Online, GameCyber Technology Ltd. is our licensee for Taiwan and Hong Kong.

The following table sets forth a summary of our consolidated statement of operations showing revenues by geographic area for the periods indicated and the percentage represented by such revenues for year ended December 31, 2009.

	Year Ended December 31,
Countries	2007		2008		2009			2009(1)
	(In millions of Won and thousands of US$, except percentages)

Japan	~~W~~	18,899	~~W~~	27,037	~~W~~	31,991	55.7%	US$	28,281
Korea		11,119		14,009		11,544	20.1		10,205
United States/Canada(2)		2,614		3,620		5,800	10.1		5,127
Taiwan/Hong Kong(3)		2,369		2,301		1,887	3.3		1,668
Russia and CIS countries		489		1,078		1,298	2.3		1,148
Others		4,739		5,125		4,883	8.5		4,317

Total	~~W~~	40,229	~~W~~	53,170	~~W~~	57,403	100.0%	US$	50,746

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,131.2 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on March 31, 2010.

(2)	Revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries managed by Gravity Interactive. Such revenues from other countries constitute a minor portion of the revenues recorded as subscription revenues from the United States and Canada. The license agreement for Ragnarok Online with Gravity Interactive was amended in January 2008 to include Australia and New Zealand as countries serviced by Gravity Interactive, and in September 2009 to include India as a country serviced by Gravity Interactive. The license agreement for Requiem with Gravity Interactive was amended in December 2009 to include the United Kingdom and 38 other European countries serviced by Gravity Interactive.

(3)	The license agreement for Ragnarok Online with Game Flier International Corporation, which manages Ragnarok Online service in Taiwan and Hong Kong, was amended in October 2009 to include Macau as a service territory.

Korea

In Korea, we commercially launched and began to charge subscribers for Ragnarok Online in August 2002, R.O.S.E. Online in January 2005, which service was terminated in April 2007, Love Forty and TV Boyz in June 2006, which services were terminated in September 2008, Time N Tales in July 2006, which service was terminated in March 2009, Emil Chronicle Online in August 2007, Pucca Racing in September 2007 and Requiem in October 2007. Our game subscribers in Korea consist of individual PC account subscribers and Internet café subscribers. Individual PC account subscribers are individuals who log on to our game servers from places other than Internet cafés, such as from home or work, whereas Internet café subscribers are commercial businesses operating Internet café outlets equipped with multiple PCs that provide broadband Internet access to their customers who typically prefer to play the most up-to-date versions of online games. Most Internet cafés charge their customers PC usage and Internet access fees that generally range from Won 700 to Won 1,200 per hour and subscribe to various online games. Over 5,600 and 6,400 Internet cafés offered our games in Korea according to our internal data as of December 31, 2009 and 2008, respectively. In order to offer our games, an Internet café typically purchases minimum game hours from us. The subscription collected from Internet cafés accounted for 13.6% and 14.6% of our subscription revenues in Korea in 2009 and 2008, respectively.

Overseas markets

Ragnarok Online is commercially offered in the following 58 overseas countries and markets: Japan, China, Taiwan, Hong Kong, Macau, United States, Canada, Australia, New Zealand, India, Singapore, Malaysia, Thailand, the Philippines, Indonesia, Germany, Austria, Switzerland, Italy, Turkey, Brazil, France, Belgium, Vietnam, Armenia, Azerbaijan, Belorussia, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine, Uzbekistan, United Arab Emirates, Jordan, Kuwait, Syria, Bahrain, Qatar, Palestine, Oman, Lebanon, Libya, Sudan, Mauritania, Iraq, Yemen, Iran, Egypt, Algeria, Morocco and Tunisia. Ragnarok Online is distributed through local game operators and distributors, except for the countries in which our subsidiaries directly publish Ragnarok Online such as Gravity Interactive in the United States, Canada, Australia, New Zealand and India; Gravity CIS in Russia and CIS countries; and Gravity EU in France and Belgium. In June 2008, we amended our license and distribution agreement with Gravity EU to include the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark and Spain as service territories and currently plan to conduct closed beta testing of Ragnarok Online in these countries.

The following table lists the overseas countries in which Ragnarok Online is commercially offered through our licensees, the names of the licensees, the dates of the license agreements, and the commercial launch date and expiry date of the license agreements.

		Date of	Date of
		License	Commercial
Country	Licensee	Agreement	Launch	Date of Expiry

Japan	GungHo Online Entertainment, Inc.	July 2002	December 2002	September 2012(1)
Taiwan/Hong Kong/Macau(2)	Game Flier International Corporation(3)	May 2002	October 2002	October 2011(4)
Thailand	AsiaSoft Corporation Public Co., Ltd.	June 2002	March 2003	March 2012(5)
China	Shengqu Information Technology (Shanghai) Co., Ltd.(6)	July 2005	May 2003	August 2010
Singapore/Malaysia(7)	Game Flier (Malaysis) Sdn. Bhd.(8)	May 2003	April 2004	October 2011(9)
Philippines	Level Up! Inc.	March 2003	September 2003	August 2010
Indonesia	PT. Lyto Datarindo Fortuna(10)	April 2004	November 2003	February 2012(11)
Europe(12)	Burda:ic GmbH	November 2003	April 2004	October 2010(13)
Brazil	Level Up! Interactive S.A.	August 2004	February 2005	March 2011(14)
Vietnam	AsiaSoft Corporation Public Co., Ltd.	July 2008	April 2007	December 2010
Middle East and Africa(15)	Tahadi Games Ltd.	January 2009	December 2009	December 2012

Notes:

(1)	Renewed in September 2009.

(2)	Governed under a single license agreement covering three markets. Macau was included in the most recent agreement.

(3)	Game Flier International Corporation is a wholly-owned subsidiary of Soft-World International Corporation, former licensee in Taiwan and Hong Kong.

(4)	Renewed in October 2009.

(5)	Renewed in March 2010.

(6)	Shengqu is a wholly-owned subsidiary of Shanda Interactive Entertainment Ltd.

(7)	Governed under a single license agreement covering both markets.

(8)	Game Flier (Malaysis) Sdn. Bhd. is a wholly-owned subsidiary of Soft-World International Corporation.

(9)	Renewed in October 2009.

(10)	Previously with a different licensee.

(11)	Renewed in February 2010.

(12)	Represents MMORPG operations in Germany, Austria, Switzerland, Italy and Turkey. A single operator services these five countries under one license agreement.

(13)	Renewed in April 2010.

(14)	Renewed in March 2009.

(15)	Represents MMORPG operations in United Arab Emirates, Saudi Arabia, Jordan, Kuwait, Syria, Bahrain, Qatar, Palestine, Oman, Lebanon, Libya, Sudan, Mauritania, Iraq, Yemen, Iran, Egypt, Algeria, Morocco and Tunisia. A single operator services in 19 countries except Saudi Arabia under one license agreement. Although Saudi Arabia is included as service territory in the license agreement with Tahadi Games Ltd., Ragnarok Online is not commercially offered in Saudi Arabia. We are currently in the process of conducting open beta testing of the game and intend to offer commercial service of the game in Saudi Arabia in the near future.

R.O.S.E. Online is currently commercially offered in the United States, Canada, Mexico and 40 other countries. Emil Chronicle Online is currently commercially offered in Thailand, Hong Kong, Taiwan, Indonesia, Singapore and Malaysia. Requiem is commercially offered in the United States, Canada and 62 other countries. See ITEM 4.B. “BUSINESS OVERVIEW — OUR PRODUCTS.”

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

In December 2006, we started to apply a micro-transaction system (or sale of virtual in-game items model) as an additional business model, by providing virtual item shops in the games where players can purchase a wide array of items to customize, personalize and enhance their characters and game playing experiences. The micro-transaction model has been introduced in all the countries and markets where Ragnarok Online is serviced. In addition, since January 2007, we have opened free-to-play servers, which only applies the micro-transaction model, in all the countries and markets where Ragnarok Online is serviced except Japan, France, Belgium, Germany, Austria, Switzerland, Italy and Turkey to encourage the players to download and play Ragnarok Online without paying subscription fees or buying playing time and to purchase in-game items pursuant to our micro-transaction model. In Russia and CIS countries, Vietnam, United Arab Emirates, Jordan, Kuwait, Syria, Bahrain, Qatar, Palestine, Oman, Lebanon, Libya, Sudan, Mauritania, Iraq, Yemen, Iran, Egypt, Algeria, Morocco and Tunisia, we offer our game services with the micro-transaction model only. We also intend to extend free-to-play servers into other markets. The amount of revenue generated from micro-transactions as a percentage of revenue per month from each country varies monthly. For example, in 2009, the approximate percentage of revenue derived from micro-transactions accounted for 25.8% of total royalty revenues for Japan, 68.1% of total revenues for the United States and Canada, 69.7% of total royalty revenues for Taiwan, Hong Kong and Macau, 76.8% of total royalty revenues for Thailand, 65.8% of total revenues for Russia and CIS countries and 58.8% of total revenues for Korea. The pricing for Ragnarok Online in Korea and our principal overseas markets, Japan, the United States and Canada, Taiwan, Hong Kong and Macau, Thailand and China are set forth below:

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

Subscription-based fee model

We determine the pricing plan for Ragnarok Online in Korea. We offer separate pricing plans to Internet cafés and individual PC account subscribers. Our subscribers have an option to pay an hourly fee or a flat monthly fee. The following table sets forth our published pricing plans in Korea for Ragnarok Online access as of December 31, 2009.

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

Approximately 86.4% of our revenues from Ragnarok Online in Korea in 2009 were derived from subscriptions by individual PC users and the remaining 13.6% was derived from Internet cafés.

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

Subscription-based fee model

Our licensee in Japan, GungHo offers only one rate for Ragnarok Online and charges JPY1,500 per 30 days of unlimited use.

Micro-transaction model

We have applied a micro-transaction model in Japan since December 2006. Game users buy points which enable them to buy game items. The range of the game items is between JPY50 and 1,500(1).

Points	Retail Price(1)

10,000 points	JPY 1,000
21,000 points	2,000
32,500 points	3,000
55,000 points	5,000
112,000 points	10,000

Note:

(1)	For your reference only, as of March 31, 2010, the noon buying rate of Japanese Yens to U.S. dollars quoted by the Federal Reserve Bank of New York was JPY93.4 to US$1.00.

The United States and Canada

Gravity Interactive, our wholly-owned subsidiary in the United States, permits users to access Ragnarok Online using credit cards, money orders, wire and/or bank transfers and Gravity Game Card, a prepaid card.

Subscription-based fee model

The following table sets forth Gravity Interactive’s published basic pricing for Ragnarok Online access in the United States and Canada as of December 31, 2009:

Hours or Month	Retail Price

30 hours	US$	7.99
1 month		9.99
3 months		26.99
6 months		47.99

The following table sets forth Gravity Interactive’s published basic pricing for the Gravity Game Card.

Subscription Plan	Retail Price

14 Day Plan	US$	5 Gravity Game Card
45 Day Plan	US$	15 Gravity Game Card
90 Day Plan	US$	30 Gravity Game Card

Micro-transaction model

We have applied a micro-transaction model in the United States and Canada since June 2007. Game users buy points which enable them to buy game items through credit cards and wire and/or bank transfers. The range of the game items is between US$0.15 and 15 for paid servers and between US$0.2 and 19 for free-to-play servers. The following table sets forth our licensee’s published basic pricing for points of Ragnarok Online in the United States and Canada as of December 31, 2009.

Points	Retail Price

500 points	US$	4.99
1,050 points		9.99
1,650 points		14.99
2,300 points		19.99
5,200 points		39.99
10,400 points		74.99

In addition, the following table sets forth Gravity Interactive’s published basic pricing for the Gravity Game Card to be used only for buying points for users of a micro-transaction model.

Points	Retail Price

525 points	US$	5 Gravity Game Card
1,650 points	US$	15 Gravity Game Card
3,900 points	US$	30 Gravity Game Card

Taiwan, Hong Kong and Macau

In Taiwan, Hong Kong and Macau, most users purchase prepaid debit point cards to access Ragnarok Online. The prepaid cards can be purchased online, by mobile phones or at convenience stores, Internet cafés and at other locations. Taiwan has Web sites dedicated to selling prepaid cards for various uses, including online game payments, which is also used by users in Hong Kong to change their prepaid cards and to buy points.

Subscription-based fee model

Our licensee in Taiwan, Hong Kong and Macau, Game Flier International Corporation, generally does not offer a separate subscription plan for Internet café outlets. Our licensee in Taiwan, Hong Kong and Macau currently offers approximately 200 different rates for Ragnarok Online.

The following table sets forth our licensee’s published basic pricing for Ragnarok Online access in Taiwan as of December 31, 2009:

Points(1) or Days	Retail Price(2)

150 points	NT$	150
350 points		350
400 points		400
450 points		450
500 points		500
1,000 points		1,000
30 days		350

The following table sets forth our licensee’s published basic pricing for Ragnarok Online access in Hong Kong as of December 31, 2009:

Points(1)	Retail Price(3)

50 points	HK$	12
150 points		39
350 points		88
400 points		98
450 points		113
1,000 points		250

Notes:

(1)	Each time a user logs onto Ragnarok Online, 20 points are deducted. After a user’s playtime exceeds 12 hours, additional 20 points are deducted for every 12 hours of use.

(2)	For your reference only, as of March 31, 2010, the noon buying rate of NT dollars to U.S. dollars quoted by the Federal Reserve Bank of New York was NT$31.73 to US$1.00.

(3)	For your reference only, as of March 31, 2010, the noon buying rate of Hong Kong dollars (HK$) to U.S. dollars quoted by the Federal Reserve Bank of New York was HK$7.7647 to US$1.00.

Micro-transaction model

We have applied a micro-transaction model in Taiwan and Hong Kong since December 2006. Game users buy points which enable them to buy game items. The price range of each of the game items is between NT$1 and 899 for paid servers and between NT$1 and 999 for free-to-play servers. Users in Hong Kong and Macau also buy points based on NT dollars.

Thailand

Our licensee in Thailand, Asiasoft Corporation Public Co., Ltd., permits users to access Ragnarok Online through prepaid cards or by mobile and electronic payment. Most of the users use prepaid cards to access Ragnarok Online. Each prepaid card has a specified maximum number of hours or days of use. Users can purchase prepaid cards from automated teller machines, Internet cafés or convenience stores.

Subscription-based fee model

The following table sets forth our licensee’s published basic pricing for Ragnarok Online access in Thailand as of December 31, 2009:

Hours or Days	Points	Retail Price(1)

5 hours	2,800	THB 28
10 hours	5,500	55
20 hours	8,900	89
40 hours	15,900	159
15 days	18,900	189
20 days	24,500	245
No limit within 30 days	34,900	349
40 days	45,000	450
No limit within 90 days	88,800	888

Note:

(1)	For your reference only, as of March 31, 2010, the noon buying rate of the Thai Bahts to U.S. dollars quoted by the Federal Reserve Bank of New York was THB32.36 to US$1.00.

Micro-transaction model

We have applied a micro-transaction model in Thailand since February 2007. Game users buy points which enable them to buy game items. The price range of each of the game items is between THB 0.01 and 600.

China

In China, Ragnarok Online can be accessed through prepaid cards. The prepaid card system was introduced to take account of the limited availability of online and credit card payment systems in China. A majority of Ragnarok Online players purchase prepaid debit point cards at Internet cafés or retail game outlets or purchase prepaid online credits by directly paying at Internet cafés, which in turn purchase online credits from our China licensee, Shengqu Information Technology (Shanghai) Co., Ltd., a wholly-owned subsidiary of Shanda Interactive Entertainment Limited. Game users can choose between buying hours or days to play since each prepaid card contains a network access password to access Ragnarok Online from a PC at home or at an Internet café and to buy points which enable them to buy game items. Our licensee in China currently offers two different cards: (i) the Shanda Point Card, of which points and hours or days can be used for any game that our licensee publishes and (ii) the Ragnarok Point Card, of which points and hours or days are for Ragnarok Online only. Each prepaid card can be recharged through the licensee’s Web site.

The following table sets forth our licensee’s published basic pricing for the Shanda Point Card in China as of December 31, 2009:

Points	Hours or Day	Retail Price(1)

150 points	25 hours	CNY 10
450 points	75 hours	30
No limit within 30 days	30 days	45

The following table sets forth our licensee’s published basic pricing for the Ragnarok Point Card as of December 31, 2009.

Points	Hours or Day	Retail Price(1)

60 points	10 hours	CNY 5
150 points	25 hours	10
No limit within 7 days	7 days	15
450 points	75 hours	30
No limit within 30 days	30 days	45

In addition, the following table sets forth our licensee’s published basic pricing for the Ragnarok Point Card to be used only for buying points for users of a subscription-based fee model as of December 31, 2009.

Points	Retail Price(1)

500 points	CNY 5
1,000 points	10
3,500 points	35
4,500 points	45
10,000 points	100
30,000 points	300
50,000 points	500
100,000 points	1,000

Note:

(1)	For your reference only, as of March 31, 2010, the noon buying rate of Chinese Yuan to U.S. dollars quoted by the Federal Reserve Bank of New York was CNY6.8258 to US$1.00.

Subscription-based fee model

Ragnarok Online access prices were set significantly lower in China than in Korea to take into account the prevailing pricing structure of other online games in the Chinese market as well as relatively low consumer spending levels.

Micro-transaction model

We have applied a micro-transaction model in China since January 2007. Game users buy points which enable them to buy game items. The price range of each of the game items is between CNY 1 and 588 for paid servers and between CNY1 and 888 for free-to-play servers.

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

To prepare for the commercial launch of a new game, we conduct “closed beta testing” for the game to fix technical problems, which is followed by a period of “open beta testing” in which we allow registered users to play the game free of charge. During these testing periods, users provide us with feedback and our technical team seeks to address any technical problems and programming flaws that may compromise a stable and consistent game playing environment. Closed beta testing usually takes three to six months for MMORPGs but may take significantly more time if material problems are detected. Open beta testing of MMORPGs usually takes three to six months before commercial launch. We generally commence our other marketing activities for the game during the open beta testing stage. For overseas markets, we also localize the language and content of our games to tailor the game to local cultural preferences.

In-house game development

Our game development department is divided into two categories of development teams: one is dedicated to MMORPGs and the other is dedicated to casual online games in operation or under development. As of March 31, 2010, we employed a total of 231 game developers. We developed Ragnarok Online, Requiem and Pucca Racing in-house. In order to remain competitive, we are focusing our in-house game development efforts on enhancing the game experience and on developing new games, which include MMORPGs incorporating the latest technologies (including software improving the communication and interaction between players), and casual online games which are becoming popular among younger users and female users. We currently have one MMORPG, Ragnarok Online II, under in-house development. Ice Age Online, a massively multiplayer online game, was under development until the end of 2009 when we stopped developing the game as there were disagreements over the general concept of the game between the trademark licensor, 20th Century FOX Licensing & Merchandizing, and the Company and we received a written notice of termination of license agreement in November 2009.

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

Our business group within the strategy office takes lead in conducting preliminary screenings to select games for potential distribution and commercial negotiations process. The games initially screened by our publishing team are additionally evaluated or tested by other teams, such as the development team and quality management team, for a second opinion. Once a license agreement is finalized, we generally create a specific team for the selected game within the marketing department to work with and guide the licensor through the beta testing and marketing process for a successful launch of the game.

MARKETING

We employ a variety of traditional and online marketing programs and promotional activities, including in-game events, in-game marketing and offline events. Due to the close-knit nature of the online game community, we believe that word-of-mouth is an important medium for the promotion of our games.

In Korea, five independent promotional agents currently promote our online games to Internet cafés pursuant to agency agreements. Under these agreements, each promotional agent is granted non-exclusive promotion rights within a specified geographical area. The agent is generally paid a monthly base commission between 10% and 30% of revenues received from Internet cafés in the allocated area. The commission percentage varies according to the amount of revenues.

We conduct a variety of marketing programs and online and offline events to target potential subscribers accessing the Internet from home. Our main marketing efforts include advertising on Web site portals and in online game magazines, conducting online promotional events, participating in trade shows and entering into promotional alliances with Internet service providers. We spent Won 1,137 million (US$1,005 thousand) on advertising and promotions in 2009, compared with Won 1,483 million in 2008.

We frequently organize in-game events, such as “fortress raids” for our users, which we believe encourages the development of virtual communities among our users and increases user interest in our games. We also host from time to time in-game tournaments in which users can compete against each other either as a team or individually. In addition, we use in-game events to introduce users to new features of our games. We organized 17 in-game events for Ragnarok Online users in 2009, compared with 20 such in-game events in 2008. In November 2009, we hosted in Yokohama, Japan, with GungHo Online Entertainment, Inc., our licensee in Japan, the Ragnarok World Championship, an offline competition event at which approximately 98 people, comprised of our game users and representatives from 14 teams representing 38 countries and approximately 60 representatives of our 13 licensees, participated in person. The event was visited by approximately 15,000 visitors. The event included Ragnarok Game Marketing Forum, where we and our licensees shared development plans, marketing strategies and success cases, and numerous programs for users.

In most of our overseas markets, marketing activities are principally conducted by our overseas subsidiaries or licensees and typically consist of advertising on Web site game portals and online game magazines and through television commercials, as well as hosting online and offline promotional events. The licensees are responsible for the costs associated with such advertising and promotional activities. For example, GungHo Online Entertainment, Inc., our licensee in Japan, hosts User Symposium annually since 2004, where the invited users of Ragnarok Online share information with the publisher. GungHo also hosts Ragnarok Thank-You Festival, which includes Ragnarok Online Japan Championship, game conference and costume-play stage and other programs for users. Ragnarok Thank-You Festival has been an annual event since 2005 and its 2009 event was attended by approximately 6,000 visitors. Level Up! Inc., our licensee in the Philippines, and PT. Lyto Datarindo Fortuna, our licensee in Indonesia, among others, also host similar marketing events, namely, Level Up! Live and Lyto Festival, respectively. AsiaSoft Corporation Public Co., Ltd., our licensee in Thailand, also hosts offline event annually to celebrate anniversaries of Ragnarok Online game service in Thailand since 2004, which includes Ragnarok Online Thailand Championship and other promotional events. In addition, from time to time our licensees also market our games through sponsoring promotional events jointly with other local game publishers in order to reach a broader local audience.

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

GAME SUPPORT AND CUSTOMER SERVICE

We are committed to providing superior customer service to our users directly and through our licensees. As of December 31, 2009, 18 employees were game masters, or persons who are in charge of testing, updating and providing server maintenance for online games, as well as dealing with customer complaints, 34 employees were members of our domestic customer service team and 51 employees were members of our overseas customer support team. With the diversification of our game offering and in order to better serve our users, we expect to continue to expand the size of our customer service team.

In Korea, we provide customer service for our online games through bulletin boards of the Web sites of our online games, call centers, email and facsimile and at our walk-in customer service center. Our bulletin boards of the Web sites of our online games allow our customers to post questions to, and receive responses from, other users and our support staff. In our overseas markets, our licensees administer customer service through varying combinations of bulletin boards of the Web sites of our online games, call centers, email and facsimile, with assistance from time to time from our overseas customer support staff.

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

We maintain our server hardware in a single climate-controlled facility at KT Mokdong Internet Computing Center in Mok-1Dong, Yangcheon-Gu, Seoul, Korea and our other system hardware in our offices in Seoul. As of March 31, 2010, our server network for our game operations in Korea and global service of Requiem (in Thailand, Vietnam, Singapore, Malaysia and Indonesia) consisted of a total of 677 servers.

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

COMPETITION

We compete primarily with other MMORPG developers and distributors in each of our markets. In addition, we compete against providers of games on various platforms, such as console games, handheld games, arcade games and mobile games. We compete primarily on the basis of the quality of the online game experience offered by us to our users, which depends on a number of factors, including our ability to do the following:

•	hire and retain creative personnel to develop games that appeal to our users;

•	maintain an online game platform that is stable and is not prone to server shutdowns, connection problems or other technical difficulties;

•	provide timely and responsive customer service; and

•	establish payment systems that are secure and efficient.

Competition in Korea

The online game market in Korea is comprised of massively multiplayer online game market, casual online game market and portal-based online game market. As many of our competitors have significantly greater financial, marketing and game development resources than we have, we face intense competition in the online game industry. We expect competition will continue to be strong as the number of domestic massively multiplayer online game developers in Korea increases in the future and the online game industry begins to consolidate into a small number of leading MMORPG companies due to the high cost of game development, marketing and distribution networks, which is likely to drive unsuccessful MMORPG providers to go out of business or be acquired by other successful game providers.

Currently, the leading providers of massively multiplayer online games in Korea, based on the number of peak concurrent users, are NCsoft Corporation, or NCsoft, CJ Internet Corporation, or CJ Internet, Neowiz Games and Activision Blizzard according to data available from various public sources. NCsoft released Aion in November 2008, which became the most popular MMORPG in Korea as of March 31, 2010, based on statistical information from the Korea Creative Content Agency. NCsoft’s Lineage, which was released in 1998, and Lineage II, a sequel to the original Lineage in 2003, gained dominant popularity and have maintained both a large number of players and a loyal user base in Korea. CJ Internet commercially launched Sudden Attack in 2006, which is the most popular massively multiplayer online first person shooter game in Korea. Neowiz Games released Special Force, a massively multiplayer online first person shooter game, in 2004 and FIFA Online 2, a soccer game which was co-developed with Electronic Arts in 2007. Neowiz Games has also been developing additional online games with Electronic Arts, its second largest shareholder, who owns approximately 11.5 percent of its common shares. The leading companies in the market for casual online games include Nexon, which is developed for Maple Story and Kart Rider, and YD Online, publisher of the dance game, Audition. The leading providers of portal-based online games in Korea are NHN Corporation, operating under the brand portal of Hangame, CJ Internet, operating under the brand portal of NetMarble, and Neowiz Games, operating under the brand portal of Pmang.

Competition in overseas markets

In each of the overseas markets in which Ragnarok Online is distributed, we face strong competitive pressures. For example, Japan’s large game market is primarily driven by console games although online games are gaining popularity among Japanese game users. Consequently, many Japanese console game developers, such as Square Enix Holdings Co., Ltd., or Square Enix, Capcom Entertainment, Inc., or Capcom, and Koei Tecmo Holdings Co., Ltd., or Koei Tecmo, have expanded their businesses to online game development with their well-known brands and advanced overall game development systems, which have resulted in more intense competition in the Japanese online game market. For example, Square Enix developed and released Final Fantasy XI, an online game, as part of its Final Fantasy series and Capcom developed and released Monster Hunter Frontier Online, an action online game based on its best-selling package game Monster Hunter Frontier, in June 2007. Koei also developed and released online games based on its best-selling package games such as Nobunaga’s Ambition Online, Uncharted Waters Online, Dynasty Warriors Online and Sangokushi Online. Taiwan’s online game industry has demonstrated significant growth in recent years with the market dominated by games developed in China and Korea. Our principal competitors in Taiwan include Activision Blizzard, NCsoft and Nexon Corporation. Thailand is also a fast growing online game market in Asia, where we believe that Ragnarok Online is the dominant online game based on the number of peak concurrent users, as reported by local game magazines and our licensee’s reports. There are many online game developers and distributors in China such as Tencent, Inc., which publishes Dungeon Fighter Online and Cross Fire, and Shanda Interactive Entertainment, whose principal product is Mir II.

Competition from other game platforms

We also compete against PC- and console-based game developers that produce popular package games, such as Electronic Arts, Nintendo, Activision Blizzard and Sony Computer Entertainment, and game console manufacturers such as Microsoft, Sony Computer Entertainment and Nintendo, all of which also have their own console game development studios. In May 2002, Sony Computer Entertainment started distributing its PlayStation 2 game consoles equipped with a network adapter to enable online gaming and in November 2002, Microsoft started an online game service for its Xbox Live consoles. Microsoft launched an enhanced version of its console platform in November 2005 with the Xbox360 and the latest version of Xbox Live offers more games that are aimed at the casual player and foster cooperation. Sony Computer Entertainment launched an enhanced version of its console platform in November 2006 with the PlayStation 3, which provide services for online games. Nintendo launched its Wii console platform in November 2006, which access the Internet and lets users compete online against others. A number of PC-based game developers are also introducing online features to their PC-packaged games, such as team plays or users-to-users combat features. Moreover, handheld game consoles are also popular among game users. In November 2004, Nintendo launched Nintendo DS and has made modest changes, adding bigger screens or a slimmer model, to the DS. Sony Computer Entertainment’s PSP Go was released in October 2009 that allows user to play games downloaded from Sony’s online marketplace.

In addition, games for Apple’s iPhone and iPod Touch are surging in popularity and competing with portable devices made solely for playing games. The Apple device users can access a number of videogames available for download at its App Store.

Competition in the online game market is expected to remain intense as established game companies with significant financial resources seek to enter the industry. For a discussion of risks relating to competition, See ITEM 3.D. “RISK FACTORS — RISKS RELATING TO OUR BUSINESS — We operate in a highly competitive industry and compete against many large companies.”

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

In developing Ragnarok Online, we obtained an exclusive license from Mr. Myoung-Jin Lee to use the storyline and characters from his cartoon titled Ragnarok for the production of online games, animation and character merchandising. See ITEM 4.B. “BUSINESS OVERVIEW — OUR PRODUCTS — Massively multiplayer online role playing games (MMORPGs) — Ragnarok Online.”

We are the registered owner of eight registered software copyrights to seven games: Ragnarok Online, Ragnarok Online II, R.O.S.E. Online, Pucca Racing, Requiem, W Baseball and Arcturus, each of which has been registered with the Korea Software Copyright Committee. We no longer commercially offer Arcturus, a PC-based, stand-alone game and have decided to cease commercialization of W Baseball. As of March 31, 2010, we owned over 66 registered domain names, including our official Web site and domain names registered in connection with each of the games we offer. We had 92 registered discrete trademarks at patent and trademark offices in 47 countries as of March 31, 2010. We had three design patents and two analogous design patents, which are variations of the two design patents, registered with the Korea Intellectual Property Office, and registered copyrights covering 11 game characters and three online game business model patents and 8 patents pending with the Korea Intellectual Property Office, in each case as of March 31, 2010.

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

Korea

The Korean game industry and online game companies operating in Korea are subject to the following laws and regulations:

The Act on Promotion of the Game Industry

In January 2007, the National Assembly amended the Act on Promotion of the Game Industry, or the Promotion Act, which became effective on April 20, 2007. Under the amended Article 21 of the Promotion Act, online games are classified into four categories: “suitable for users of all ages,” “suitable for users 12 years of age or older,” “suitable for users 15 years of age or older” and “suitable for users 18 years of age or older.” The 15 years of age or older category was added between the 12 years of age and 18 years of age categories to increase ratings flexibility. Pucca Racing has been classified as “suitable for users of all ages.” Emil Chronicle Online and Ragnarok Online II have been classified as “suitable for users 12 years of age or older.” Ragnarok Online has been classified as “suitable for users 12 years of age or older” except for one server where player-versus-player combat is allowed, which has been classified as “suitable for users 18 years of age or older.” Requiem has been classified as “suitable for users 18 years of age or older.”

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

Under the Promotion Act, as partially amended on December 21, 2007, the Minister of Culture, Sports and Tourism may order information and communication service providers to refuse, stop, or restrict the offering of games if such games are unrated, contents are different from those submitted for rating, were denied rating as speculative games, or were manufactured or distributed by a person not registered for operation of manufacturing or distributing games for profit-making. Game Rating Board undertakes examination of the information and communications service providers and provides recommendation of correction to the providers as necessary. The information and communications service providers are required to implement the corrective measures recommended within 7 days and report the results thereof to the chairman of the Game Rating Board or the Minister of Culture, Sports and Tourism.

The Game Rating Board published the ‘2008 Yearbook for Classification of Game Ratings’ for the first time in September 2008 and the ‘2009 Yearbook for Classification of Game Ratings’ in June 2009 in order to provide information on industry trends. The Yearbooks include data on ratings and classifications of various games released in Korea and the results of the examination of the information and communications service providers during year 2007 and 2008. The Game Rating Board published the Yearbook to improve fairness and transparency in inspecting games and to provide industry participants with guidelines on ratings inspection as well as basic information on the development of the game industry.

Prior to a partial amendment on January 1, 2010, the Promotion Act provided that governmental support for the Game Rating Board will be provided until December 31, 2009 and the task of rating games will thereafter be privatized. However, based on the decision that the required social conditions for such privatization are not yet established, the Promotion Act, as partially amended on January 1, 2010, promoted the sustained rating of games and operation of supplementary administrative tasks by extending the date for the provision of governmental support until December 31, 2011.

On April 12, 2010, for the purpose of preventing gaming addiction among adults and teenagers and to promote a constructive gaming culture, the Ministry of Culture, Sports and Tourism introduced the “Measures for the Prevention and Alleviation of Excessive Gaming,” which includes the following: (i) expanded applicability of the exhaustion system (a program in which the rate at which items are acquired in a game decreases as a person plays the game longer, and this system is closely related to the game scenario), (ii) selective shutdown system for games played by teenagers (a system in which a teenager’s gaming time can be selectively managed between midnight and 8:00 am with the consent of a parent), (iii) establishment of a fund for the prevention of excessive gaming, and (iv) regulation of internet Web sites that deal in cash transaction of in-game items.

As a result, starting as early as the end of 2010, it is anticipated that the system for the restriction of teenager access to online games during late night hours (midnight to 8:00am) will be implemented based on selective preference, and the exhaustion system which is currently applied to 4 games (none of which are our games) will be applied to additional 15 games (none of which are our games) within the year. The provision completely prohibiting the transaction of in-game items, which has been the subject of controversy, has been excluded from this proposal, because it was expected to cause substantial side effects. Instead, the focus has shifted to an approach to reinforce the responsibilities of brokers dealing in transactions involving in-game items through continued monitoring and detection of illegal items.

The Korean government is planning to codify such excessive gaming prevention measures, but since no specific proposals have been created, it is necessary to monitor the future developments.

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

This Act was partially amended on March 22, 2010, and the amendment became effective on the same day. The amendment allows a company to avoid liability under the Act if it has exercised proper care in the management or supervision of its employees.

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

Penalty surcharges are imposed on any telecommunications enterprises violating the regulation on the protection of personal information to recover any unfair profits gained by such enterprises, and some conducts, such as collection of personal information of users without their consent, are the subject of criminal punishment. Any telecommunications enterprises violating its obligation to protect personal information by collecting, using, disclosing such information without consent, and not complying with protective measures, may be imposed with surcharges not exceeding 1% of the sales relevant to the conduct of violation in consideration of the details, degree, period, the number of times, and the scale of gained profits.

The Information Protection Act was partially amended on March 17, 2010, and the amendment became effective on the same day. The amendment allows a company to avoid liability under the Act if it has exercised proper care in the management or supervision of its employees.

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

Juvenile Protection Act

The Juvenile Protection Act, as amended on February 29, 2008, prescribes the establishment of the Juvenile Protection Commission under the authority of the Minister of the Ministry of Health and Welfare in Korea, or MOHW, formerly known as the Ministry for Health, Welfare and Family Affairs, which has the authority to designate the types of media harmful to juveniles. Under the Juvenile Protection Act, any person who intends to sell, lend or distribute media materials harmful to juveniles or provides them for viewing or utilization is required to confirm the age of the intended user, and shall not sell, rent or distribute such materials, or provide them for viewing or utilization, to juveniles. A person in violation may be punished by imprisonment for a maximum of three years or by a fine not exceeding Won 20 million.

On March 4, 2009, MIHWAF issued a public notice announcing that “Web sites for trading items” are considered “harmful mass media” to juveniles based on the findings of Juvenile Protection Commission that such websites for trading online game items are likely to encourage gambling and speculation and negatively influence juveniles. In the public notice, MIHWAF prohibited any person under the age of 19 from visiting a website for trading online game items, effective from March 19, 2009.

A Web site for trading items is a Web site which offers the services of brokerage or agency for trading of tangible or intangible things gained from online games as prescribed in the Promotion Act. A Web site for trading items needs to specify on its Web site that access is not allowed for juveniles, and any person visiting such Web site is required to go through the adult certification process. Any Web site operator found to be operating such Web site in breach of the requirements under the public notice is subject to a maximum of 3 years of imprisonment or a maximum fine of Won 20 million. On June 3, 2009, Item Bay Co., Ltd., one of the leading Web sites in Korea for trading online game items, initiated an administrative proceeding against MIHWAF seeking cancellation of MIHWAF’s public notice. Item Bay Co., Ltd. argued that “game items are purchased by users at their own discretion depending on their necessity, and remote from speculative activity. Therefore, Web sites for trading online game items do not fall under media harmful to juveniles.”

While we offer virtual in-game items for sale to our users on the game Web sites that we operate in Korea, we do not broker the trade of such game items or any other tangible or intangible acquisitions obtained by using online games among our users, and currently do not fall under the category of “Web site for trading items”. In Korea, however, juveniles account for a significant percentage of online game users. As they are now prohibited from visiting Web sites for trading items, including virtual in-game items, such prohibition may materially and adversely affect the online game industry in general, which may well have a material adverse affect on our business, financial condition and results of operation.

The Special Tax Treatment Control Law

From 2002 to 2007, we were entitled to a reduced corporate income tax rate of 13.75%, which is 50% of the statutory tax rate, under the Special Tax Treatment Control Law. This reduced tax rate applies to certain designated small- and medium- sized venture companies operating in Korea for a period of six years from the year such companies generate income after being designated as a venture company. We were entitled to such reduced tax rate for the fiscal year ended December 31, 2007 but we were not entitled to this reduced tax rate since 2008. Our statutory income tax rate in 2009 was 24.2%. Beginning in 2012, we will be subject to a 22% tax rate due to an amendment to the Corporate Tax Law of Korea (following an amendment to the Korean tax law in 2008, the reduced tax rate of 22% was due to become effective starting in 2010, but the effective date was postponed for another 2 years through an amendment to the Corporate Tax Law of Korea at the end of 2009 after the Korean government’s financial burden became an issue). See ITEM 5.A. “OPERATING RESULTS — OVERVIEW.”

Taiwan

The Taiwanese game industry and online game companies operating in Taiwan are subject to the following material laws and regulations:

Consumer protection

As a result of increasing disputes between online game companies and consumers in Taiwan, on February 17, 2006, the ROC Ministry of Economic Affairs promulgated a model consumer contract that online game companies are encouraged to adopt and on December 13, 2007, the ROC Ministry of Economic Affairs promulgated certain standard provisions that must be included in a consumer contract (the “Mandatory Provisions”) that online game companies must adopt, which include, among others, customers’ right to request a full refund of packaged or downloaded software without cause within seven days from their purchase, to rescind the contract without cause and ask for the unused fees within seven days after the start of the game, to claim for damages suffered from the game program or computer system defect, and to terminate the contract without cause at anytime and claim for the unused fees after deduction of necessary costs. In general, the above model contract and Mandatory Provisions impose more responsibilities and liabilities on the online game companies. Moreover, deviations from the Mandatory Provisions may cause certain clauses to be invalidated. In addition, according to the drafted amendment to Consumer Protection Law proposed by the Executive Yuan, if violating the Mandatory Provisions, except for otherwise provided in any laws or regulations, the enterprise shall correct such violation within the time limit given by the competent authority as well as may be subject to a fine. However, it is uncertainty that whether or when the above draft amendment will be passed by the Legislative Yuan.

Regulations of Internet content and game software

Pursuant to the Children and Juvenile Welfare Act, it is illegal to transmit or provide children under 18 years of age with, among other things, computer software, Internet, electronic signals, DVDs and compact discs that contain content which propagates violence, obscenity or similar material that may undermine the mental and physical health of a minor. Any person or entity violating this Act may be subject to a fine and/or the enterprise may be forced to cease to operate for up to one year. In addition, according to this Act, the Regulations for the Rating of Internet Content, and the Regulations for the Rating of Computer Software, Internet content and computer software shall not violate any mandatory law and certain internet content and computer software shall be classified as “restricted” and therefore shall not be viewed by children and juveniles under the age of 18, which may include, among others:

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

Requiem is rated “restricted” class and all aforementioned rules with regard to “restricted” class are applied.

Internet café regulation

Currently, there is no mandatory national legislation specifically covering the operation of Internet cafés. However, several municipalities and counties such as Taipei City, Taipei County, Taoyuan County, Tainan City, Nantou County and Kinmen County have promulgated specific ordinances imposing restrictions on Internet cafés, which relate to the location, building structure, facilities, business hours, age limit of customers and the classification of Internet content.

In order to have Internet cafés regulated under a national legislation rather than by different municipalities and counties ordinances the ROC Ministry of Economic Affairs several years ago proposed draft Statutes of Information-Entertainment Industry legislation that, if implemented, would regulate all Internet cafés located in the ROC. Also, according to recent news reports, some legislators proposed to have Internet cafés regulated under the now existing national legislation, Electronic Game Arcade Business Regulation Act. It is unclear, however, whether or when the above proposals will be passed by the Legislative Yuan. In addition, pursuant to the Public Order Maintenance Act, Internet cafés may be subject to a fine and/or a business suspension or shut-down if minors are found at Internet cafés during late hours.

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

Protection of personal information

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

In June 2008, the Thai Government passed the Films and Videos Act of 2008 to replace the Control of Business Relating to Tape Cassette and Television Material Act. The new legislation imposes measures to control the operators of game shops (including Internet cafés that provide game services) and limit access to game shops by users under 18 years of age. These measures include restrictions on the business days and hours, location and building structure of game shops as well as the daily playing time of games and curfew hours for users under

18 years of age to enter game shops and Internet cafés. According to the Ministerial Regulation of Ministry of Culture Re: Permission and Operation of Video Shops B.E. 2552(2009), users under 15 years of age can enter game shops and Internet cafés between 2:00 pm and 8:00 pm on Monday to Friday; and between 10:00 am and 10:00 pm on public holidays or during an educational term break prescribed by the competent registrar. For users aged from 15 years to 18 years, the access times are limited to between 2:00 pm and 10:00 pm on Monday to Friday; and between 10:00 am and 10:00 pm on public holidays or during an educational term break as prescribed by the competent registrar.

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

Registration of Internet cafés and online game operators

There is no legislation that specifically regulates online game operators, Internet cafés or online game shops. The Ministry of Commerce in Thailand, however, requires that online game operators offering online games over Web sites or Internet portals register for e-business registration and also requires Internet cafés and online game shops to register under the Commercial Registration Act. Under the Films and Videos Act, game operators are also required to obtain an operating license from the Ministry of Culture. In addition, the ICT Ministerial Notification, enacted under the new Computer Related Crime Act, obliges Internet service providers (Internet cafés and online game shops) to keep traffic data for not less than 90 days after such data is entered into a computer system. The traffic data items are: (i) the user’s identifying data, (ii) time of use and (iii) the computer IP address.

Regulation of business days and hours, and location and building structure of Internet cafés and game shops

In June 2008, the Control of Business Relating to Tape Cassette and Television Material Act was repealed and replaced by the Films and Videos Act. Under the Films and Videos Act, the business days and hours (especially service hours for users under 18 years of age), location and building structure of game shops are restricted. According to the Ministerial Regulation of Ministry of Culture Re: Permission and Operation of Video Shops B.E. 2552(2009), users under 15 years of age can enter game shops and Internet cafés between 2:00 pm and 8:00 pm on Monday to Friday; and between 10:00 am and 10:00 pm on public holidays or during an educational term break prescribed by the competent registrar. For users aged from 15 years to 18 years, the access times are limited to between 2:00 pm and 10:00 pm on Monday to Friday; and between 10:00 am and 10:00 pm on public holidays or during an educational term break as prescribed by the competent registrar.

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

Licenses

Online game companies are required to obtain licenses from a variety of PRC regulatory authorities. As an ICP business, online game companies are required to hold a value-added telecommunications business operation license, or ICP license, issued by the Ministry of Industry and Information Technology or its local offices, and for ICP operators which provide ICP services in multiple provinces, autonomous regions and centrally administered municipalities, it is required that they obtain an inter-regional ICP license. Any ICP license holder that engages in the supply and servicing of Internet cultural products, which include online games, must obtain an additional Internet culture business operation license from the Ministry of Culture. The General Administration of Press and Publication and the Ministry of Industry and Information Technology jointly impose an approval requirement for any entity that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet and, further, an online game operator is required to obtain an online game related Internet publishing permit from the General Administration of Press and Publication. Furthermore, the Ministry of Industry and Information Technology has promulgated rules requiring ICP license holders that provide online bulletin board services to register with, or obtain an approval from, the relevant telecommunications authorities.

In addition, under a notice published by it in September 2009, the General Administration of Press and Publication prohibits foreign investors from making investment in online game operation business through joint ventures or wholly owned subsidiaries in China, or from controlling the online game operation business through contractual arrangements. This notice may impact the landscape of the online game industry in China, because a lot of online game operators in China are controlled by non-PRC incorporated entities through contractual arrangements.

Regulation of Internet content

The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including the Ministry of Industry and Information Technology, the Ministry of Culture and the General Administration of Press and Publication. These measures specifically prohibit Internet activities, including the operation of online games, that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its Web sites.

In addition, the PRC government has issued several regulations concerning the installation of filter software to filter out unhealthy content from the Internet. On April 1, 2009, the Ministry of Education, the Ministry of Industry and Information Technology and other ministries and agencies promulgated a notice requiring that by the end of May 2009, all computer terminals connected with the Internet at all elementary and secondary schools shall be able to include and operate the Green Dam-Youth Escort, a software aimed at filtering out unhealthy content in text and graphics from the Internet, which, according to the official Web site of the software, may be used to control the time on Internet, prohibit access to computer games, and filtering out unhealthy Web sites. The Ministry of Industry and Information Technology further expands the scope of usage of this filter software by issuing a notice on May 19, 2009 requiring that effective as of July 1, 2009, all computers manufactured and sold in China shall have the latest available version of Green Dam-Youth Escort preinstalled when they leave the factories and all imported computers shall have the latest available version of Green Dam-Youth Escort preinstalled before being sold in China. The Green Dam Youth Escort should be preinstalled on the hard drive of the computer or in the form of a CD accompanying the computer and should also be included in the backup partition and system restore CD. However, the implementation of this requirement of preinstallation of Green Dam-Youth Escort was postponed according to remarks at the press conference by the Ministry of Industry and Information Technology on June 30, 2009.

Regulation of information security

Internet content in China is also regulated and restricted from a State security standpoint. The National People’s Congress, China’s national legislative body, has enacted a law that may subject a person to criminal punishment in China for any effort to, among other things: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak State secrets; (iv) spread false commercial information or (v) infringe intellectual property rights.

The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of State secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its Web sites.

Import regulation

Licensing online games from abroad and importing them into China is regulated in several ways. Any license agreement with a foreign licensor that involves import of technologies, including online game software into China, is required to be registered with the Ministry of Commerce. Without that registration, a licensee cannot remit license fees out of China to any foreign game licensor. In addition, the Ministry of Culture requires the licensee to submit for its content review and approval any online games to be imported, and after obtaining the approval from the Ministry of Culture, if there is any upgrade or any material change to the content of the imported online games during the operation, the licensee shall submit the new version of imported online games to the Ministry of Culture for content review. If a licensee imports and/or operates games without the required approval, the Ministry of Culture may impose penalties, including revoking the Internet culture business operations license required for the operation of online games in China. Furthermore, the National Copyright Administration requires the licensee to register copyright license agreements relating to imported software. Without the National Copyright Administration registration, a licensee is not allowed to publish or reproduce the imported game software in China. Several notices published by the General Administration of Press and Publication in 2009, individually or jointly with other authorities, emphasize that all imported online games licensed by offshore copyright owners may not be published in China without obtaining the approval of the General Administration of Press and Publication, and any new version, expansion packs or innovation of content of such approved online games shall be submitted to the General Administration of Press and Publication for re-approval. Failure to comply with such requirements may lead to certain penalties, including cease of operation by the General Administration of Press and Publication, or shutting down the Web site.

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

Internet café and online game regulation

Internet cafés are required to obtain a license from the Ministry of Culture and the State Administration for Industry and Commerce, and are subject to requirements and regulations with respect to minimum registered capital, location, size, number of computers, age limit of customers and business hours. The PRC government has published a series of rules in recent years to intensify its regulation of Internet cafés. In February 2007, 14 PRC governmental agencies, including the Ministry of Industry and Information Technology, the General Administration of Press and Publication and Ministry of Public Security jointly promulgated a notice about strengthening regulations over Internet cafés and online games. According to the notice, no new Internet café should be approved in 2007 and the regulation of existing cafés should be strengthened. In April 2007, eight PRC governmental agencies, including the Ministry of Education, the Ministry of Industry and Information Technology, the General Administration of Press and Publication and the Ministry of Public Security jointly promulgated a notice regarding the implementation of online game anti-addiction systems to protect the physical and psychological health of minors. According to the notice, online game operators are required to develop and implement anti-addiction systems to all online games from July 16, 2007, and the corresponding identity authentication schemes of the anti-addiction systems shall be put into operation at the same time. Otherwise, the online games may not be approved by or filed with the relevant authorities or may not carry out “open beta” testing for operational purposes. In mid-2008 and March 2009, the Ministry of Culture and other ministries and agencies, individually or jointly, issued several notices which provide various ways to strengthen the regulation of Internet cafés, including investigating and punishing the Internet cafés which accept minors, cracking down on Internet cafés operating without sufficient and valid licenses, limiting the total number of Internet cafés, screening unlawful games and Web sites, and improving the coordination of regulation over Internet cafés and online games. A notice published by the Ministry of Culture in March 2010 imposes significantly severer punishment on Internet cafés admitting minors, according to which, the Internet culture business operation license of an Internet café will be revoked, if it engages in certain activities, including admitting three or more minors at one time, or admitting minors not within permitted business hours, or having incurred malignant events due to admitting minors, or admitting less than two minors for more than twice within one year.

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

While we believe that our licensees are in compliance with the applicable laws and regulations governing the online game industry in China, we cannot assure you that operation of our games in China will not be found to be in violation of any current or future Chinese laws and regulations. Failure by our overseas licensees to comply with laws and regulations in China, including obtaining and maintaining the requisite government licenses and permits, may have a material adverse effect on our business, financial condition and results of operations. See ITEM 3.D. “RISK FACTORS — RISKS RELATING TO OUR BUSINESS — We depend on our overseas licensees for a substantial portion of our revenues and rely on them to distribute, market and operate our games, and comply with applicable laws and government regulations.”

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

ESRB has rated our games as follows: Requiem is rated “Mature,” Ragnarok Online is rated “Teen,” and R.O.S.E. Online is rated “Everyone 10+”.

By submitting a game to the ESRB and using an ESRB rating, a video game publisher must agree to adhere to advertising and packaging guidelines for the rated game, such as using appropriate advertising content and not targeting any advertisement for a game rated “Teen,” “Mature” or “Adults only” to consumers for whom the product is not rated as appropriate. The Advertising Review Board has been granted the oversight and enforcement authority for compliance with the advertising guidelines. The ESRB ratings must be displayed on both the front and back of game packaging in compliance with the ESRB requirements. The ESRB may sanction game producers for failing to label their product properly. Although submitting a game to the ESRB is voluntary, many retailers will not sell games without an ESRB rating.

The United States Federal Trade Commission, or FTC, has also taken action with respect to improper ratings pursuant to its broad authority to prohibit fraudulent, deceptive, or unfair business practices. For example, in response to allegations that two videogame publishers failed to disclose hidden nudity and sexually-themed content to the ESRB during the ratings process, the FTC issued a consent order compelling the videogame publishers not to, expressly or implicitly, misrepresent the ratings or content descriptors of their videogames and to maintain a system that ensures that all of the content in their video games is considered and reviewed in preparing submissions to the ESRB. The FTC has also posted an online form on its Web site for the public to file complaints regarding video game ratings that do not accurately reflect of the content of the game.

A number of bills have been introduced in Congress to specifically regulate the sale of video games with violent content to minors, but currently no such federal laws are in force. Several States, as well as several cities, have enacted or are considering laws that would regulate game industry content and marketing, including the rental or sale of games with violent content by or to minors.

The State of Maryland has enacted a law that regulates the sale of video games with explicit sexual content to minors. The Maryland law has not been challenged in court and remains in force. Some other States have enacted laws that require the posting of signs providing information about ESRB ratings. However, to date, such laws, when challenged, have been declared unconstitutional. A federal court recently declared unconstitutional a California law that imposes fines on retailers that sell or rent certain violent video games to minors, but in April 2010, the United States Supreme Court agreed to hear California’s appeal of the ruling during the Court’s Fall 2010 session.

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

Irrespective of any laws or industry guidelines, retailers have become more reluctant to sell “M” rated video games to minors. The FTC issues periodic reports with respect to the marketing of “M” rated games to minors, and in its most recent report (2009) the FTC reported that only 20% of the underage “undercover shoppers” were able to purchase “M” rated video games. Consumer advocacy groups have also opposed sales of interactive entertainment software containing graphic violence, profanity or sexually explicit material by engaging in public demonstrations and media campaigns.

Online Collection of Information from Children

The Children’s Online Privacy Protection Act of 1998, or COPPA, prohibits any Web site operator from collecting, maintaining or using personal information (including first and last name, home address, email address, telephone number, Social Security number, or other information that permits the physical or online contacting of a specific individual) of children under 13 years of age, unless the Web site operator obtains verifiable parental consent.

A Web site that knowingly collects information from children under 13 years old, or that in whole or in part is directed to children under 13 years old, must obtain verifiable parental consent before collecting personal information from any child. The Web site operator must also post a clear online privacy policy that provides notice of what information is collected from children, how the information is used, and a list of third parties with whom the operator may share or sell the child’s information; parents must be given the choice to determine whether the child’s information can be shared with third parties, and must also be provided access to the child’s information and the opportunity to delete any such information collected. Moreover, the operator must establish and maintain reasonable procedures to protect the confidentiality, security and integrity of any personal information collected from children under 13 years of age. COPPA also prohibits conditioning a child’s participation in a game on the child disclosing more personal information than is reasonably necessary to participate in such activity.

COPPA authorizes the FTC and the State Attorneys General to bring actions against Web site operators to enforce the statute.

Protection of Personal Information

Most States have some form of specific legislation regarding the protection of personal information collected, processed, maintained or used in electronic form, as well as specific notification procedures in the event that such information is accessed by unauthorized individuals. Under these laws, among other things, businesses are required to implement and maintain reasonable security measures designed to protect the computerized personal information of its customers or users from unauthorized access, disclosure or use. These measures may require the encryption of sensitive data, such as credit card numbers, social security numbers, bank security access codes, etc. In the event that a business suffers a security breach, these laws generally require the business to provide notice of such breach to each individual user affected by the breach. In addition, if such personal information is accessed by unauthorized individuals as a result of the business’ failure to use reasonable measures to protect the information, the business may be liable to those customers for any misuse of such personal information and may be liable for statutory fines or penalties, as well as civil and even potential criminal prosecution by government authorities.

Privacy Policy Requirements

The FTC and many States require an operator of a Web site to develop, maintain and post on its Web site a privacy policy that informs its customers and users of the categories of personal information that are collected by the operator, how that personal information is used and shared with third parties and how users may change or update such information and opt-out of its collection and use. While most States have generally not imposed statutory fines or penalties on an operator for failing to comply with its privacy policy, an operator may be directly liable to its customer or users if it fails to comply with its posted privacy policy if such noncompliance harms the users. The FTC, however, has initiated numerous investigations and imposed significant civil penalties in several cases involving alleged failures by companies to comply with the representations made in their online privacy policies and/or adequately disclose the companies’ actual practices in such policies.

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

ITEM 4.C.	ORGANIZATIONAL STRUCTURE

The following is our organizational structure as of March 31, 2010:

Note:

(1)	L5 Games Inc. and Gravity Middle East & Africa FZ-LLC went into liquidation proceedings in the United States and United Arab Emirates in August 2008 and September 2008, respectively.

ITEM 4.D.	PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2009, our property and equipment mainly consisted of (i) game engines, (ii) network servers and (iii) personal computers. As of December 31, 2009, the net book value of our property and equipment was Won 2,837 million (US$2,508 thousand). Because our main business is to develop and distribute online game services, we do not own any factories.

Korea

Our principal executive and administrative offices are located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795 Korea. We currently occupy 110,551 square feet of office space, which we lease from Korea Software Industry Promotion Agency, pursuant to a lease that will expire on December 31, 2012 and which is renewable for one additional year. The annual lease payment amounts to Won 1,969 million (US$1,740 thousand). The offices of NeoCyon, our 96.11% owned subsidiary, are located at Nuritkum Square R&D Tower 14F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795 Korea. NeoCyon currently occupies 3,914 square feet of office space, subleased from us. The annual lease payment amounts to Won 66 million (US$58 thousand). We believe that the existing facilities of Gravity and NeoCyon are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

United States

The offices of Gravity Interactive, our wholly-owned subsidiary in the United States, are located at 13160 Mindanao Way, Marina Del Rey, California 90292. Gravity Interactive currently occupies 7,102 square feet of office space, leased from a third party. The annual lease payment amounts to US$429 thousand. We believe that the existing facilities of Gravity Interactive are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

France

The offices of Gravity EU, our wholly-owned subsidiary in France, are located at Tour Areva 30th Floor, 1 Place Jean Miller 92084 Paris La Defense Cedex. Gravity EU currently occupies 312 square feet of office space, leased from a third party. The annual lease payment amounts to EUR44 thousand (US$59 thousand). For convenience only, the Euro amounts are expressed in U.S. dollars at the rate of EUR0.74 to US$1.00, the noon buying rate of EMU (European Monetary Union) Euros to U.S. dollars as quoted by the Federal Reserve Bank of New York as of March 31, 2010. We believe that the existing facilities of Gravity EU are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

Russia

The offices of Gravity CIS, our wholly-owned subsidiary in Russia, are located at 125040, Str. Nizhnyaya build. 14, str.1, Moscow. Gravity CIS currently occupies 1,812 square feet of office space, leased from a third party. The annual lease payment amounts to Russian Ruble 4,615 thousand (US$157 thousand). For convenience only, the Russian Rubles amounts are expressed in U.S. dollars at the rate of Russian Ruble 29.36 to US$1.00, the rate of Russian Rubles to U.S. dollars as quoted by the Russian Central Bank as of March 31, 2010. We believe that the existing facilities of Gravity CIS are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

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

Since Ragnarok Online’s initial commercial launch in August 2002, we have experienced significant growth in revenues and net income until 2004, followed by a substantial decrease in revenues and net income in 2005 and 2006. In 2008, our revenues increased by 32.2% to Won 53,170 compared to 2007 and net loss decreased to Won 2,773 million from net loss of Won 23,201 million in 2007. In 2009, our revenues increased by 8.0% to Won 57,403 million (US$50,746 thousand) from Won 53,170 million in 2008. We recorded a net income of Won 6,917 million (US$6,114 thousand) in 2009 as compared to a net loss of Won 2,773 million in 2008. Our gross profit margin increased to 63.1% in 2009 from 47.8% in 2008 and 51.6% in 2007, and our operating margin increased to 18.9% in 2009 from negative 0.4% in 2008 and negative 56.3% in 2007. We attribute our revenue growth until 2004 largely to our early entry into additional markets since Ragnarok Online’s commercial launch and the continuing popularity of Ragnarok Online among users in the existing markets. Once a game is launched and the initial development and marketing costs have been expensed, relatively low marginal costs are incurred to expand into additional markets directly or through licensing arrangements. The decrease in revenues between 2005 and 2008 was primarily due to the continuing decline in royalties from Ragnarok Online because we believe that it had begun to reach relative maturity in our principal markets. The increase in revenues in 2009 was mainly due to the currency gains from the depreciation of the Won against foreign currencies, mainly the Japanese Yen, and the increase in revenues from Ragnarok Online and Requiem in the United States and Canada. Our cost of revenues for 2009 decreased as compared to 2008 primarily due to the decrease in salaries, amortization on intangible assets, commission paid and cost of good sold. Our revenue trend will be materially affected in the future by the popularity of online games introduced by our competitors.

In January 2005, we commercially launched R.O.S.E. Online, an MMORPG. In August 2007, we commercially launched Emil Chronicle Online, an MMORPG, followed by Pucca Racing, a casual online role playing game, in September 2007 and Requiem, an MMORPG, in October 2007. Revenues were Won 604 million (US$534 thousand) for R.O.S.E. Online, Won 814 million (US$719 thousand) for Emil Chronicle Online, Won 120 million (US$106 thousand) for Pucca Racing and Won 2,838 million (US$2,509 thousand) for Requiem in 2009 and Won 766 million, Won 957 million, Won 106 million and Won 1,743 million in 2008, respectively.

Our corporate income tax rate in 2009 was 24.2%. From 2002 to 2007, our corporate income tax was 13.75% as we were entitled to a 50% reduction in our corporate income tax rate as we were designated as a small-and medium-sized venture company. We lost such designation in 2008. See ITEM 4.B. “BUSINESS OVERVIEW — LAWS AND REGULATIONS — Korea — The Special Tax Treatment Control Law.”

Revenues

We derive, and expect to continue to generate, most of our revenues from online game subscription revenue generated in the countries where our games are offered by us and royalties and license fees paid by our licensees in our overseas markets. Our revenues can be classified into the following four categories:

•	online games — subscription revenue;

•	online games — royalties and license fees;

•	mobile games; and

•	character merchandising, animation and other revenue.

Online games — subscription revenue

Subscription revenues include revenues from subscription fees and micro-transaction, except in Russia and CIS countries where our game services are only offered with the micro-transaction model. All subscription fees are prepaid. Prepaid online game subscription fees are deferred and recognized as revenue on a monthly basis in proportion to the number of days lapsed or based on actual hours used. Micro-transaction fees are deferred when in-game items are purchased by users and recognized as revenue when the purchased in-game items are used in the games.

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

We also receive royalty revenues from our licensees based on an agreed percentage of each of the licensee’s revenues from our games. Royalty revenues are recognized on a monthly basis after the licensee confirms its revenues based on the licensees’ sales from our games during the month. Our licensees’ sales also consist of revenues from subscription fees and micro-transaction, except in Vietnam, United Arab Emirates and 18 other countries in the Middle East and Northern Africa where our game services are only offered with the micro-transaction model. We generally are advised by each of our licensees as to the amount of royalties earned by us from such licensee within 15 to 25 days following the end of each month. We generally receive payments of the royalties within 20 to 30 days following the end of each month, except in Europe and China where such payments are received up to 45 days and 60 days after the end of each month, respectively.

Mobile games revenue

Mobile games are played using mobile phones and other mobile devices. Mobile game revenues are derived from contract prices and a proportion of the per-download fees that users pay. Contract prices are recognized when the products or services have been delivered or rendered and the customers can begin use in accordance with the contractual terms, and per-download fees are recognized on a monthly basis as they are earned.

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

We also generate revenues from multiplatform game business and sell goods related to mobile phones, such as ornamental accessories and USB data cable.

The following table sets forth a breakdown of revenues by type of revenue and the percentage of total revenue for the periods indicated.

	Year Ended December 31,
Revenue Type	2007			2008			2009
	(In millions of Korean Won and percentages)

Online games-subscription revenue	~~W~~	9,405	23.4%	~~W~~	12,576	23.7%	~~W~~	12,674	22.1%
Online games-royalties and license fees		24,698	61.4		30,110	56.6		34,037	59.3
Mobile games		4,063	10.1		6,882	12.9		7,882	13.7
Character merchandising, animation and other revenue		2,063	5.1		3,602	6.8		2,810	4.9

Total	~~W~~	40,229	100.0%	~~W~~	53,170	100.0%	~~W~~	57,403	100.0%

Cost of revenues

Our cost of revenues consists principally of the following:

•	operational expenses, server depreciation expenses, server maintenance costs and related personnel costs and amortization of development-related costs as described in ITEM 5.A. ‘‘OPERATING RESULTS — CRITICAL ACCOUNTING POLICIES — Capitalized software development costs”; and

•	royalty payments to Mr. Myoung-Jin Lee, for the right to use the storyline and characters from his “Ragnarok” cartoon series used in our game Ragnarok Online. We paid Mr. Lee an initial license fee of Won 40 million and are required to pay royalties based on 1.0% or 1.5% of adjusted revenues (net of value-added taxes and certain other expenses) or 2.5%, 5% or 10% of net income generated from the use of the Ragnarok brand, depending on the type of revenues received from the operation or licensing of Ragnarok Online

The cost of revenues from the payments to Mr. Myoung-Jin Lee was Won 520 million for 2008 and Won 497 million (US$439 thousand) for 2009. This agreement expires in January 2033.

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

Interest expense

We recorded interest expense of Won 41 million (US$36 thousand) in 2009 as compared to Won 31 million in 2008 and Won 92 million in 2007.

Foreign currency effects

In 2009, 79.9% of our revenues were denominated in foreign currencies, primarily in the U.S. dollar and the Japanese Yen. In most of the countries in which our games are distributed, the revenues generated by our licensees are denominated in local currencies, which include the Japanese Yen, the Euro, the NT dollar, the Thai Baht and the Chinese Yuan. The revenues from those countries, other than the United States, Japan and European countries, are converted into the U.S. dollar for remittance of monthly royalty payments to us. Depreciation of these local currencies against the U.S. dollar will result in reduced monthly royalty payments in the U.S. dollar terms, thereby having a negative impact on our net income.

Although we receive our monthly royalty revenues from our overseas licensees in foreign currencies, primarily in the U.S. dollar and the Japanese Yen, in the case of the U.S. and Japan, and other local currencies, such as the Euro, the NT dollar, the Thai Baht and the Chinese Yuan in our other principal markets, substantially all of our costs are denominated in Won. We receive monthly royalty payments from our overseas licensees based on an agreed percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. We generally receive these royalty payments 20 to 30 days after the end of each month (except in Europe and China, where such payment could be received up to 45 days and 60 days after the end of each month, respectively) unless delayed due to extraordinary circumstances. Appreciation or depreciation of the Won against these foreign currencies during this period will result in foreign currency losses or gains and affect our net income.

As of December 31, 2009, 2008 and 2007, we had no foreign currency forward contracts outstanding. See ITEM 11. “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.”

Income tax expenses

Income tax expenses were Won 4,544 million (US$4,017 thousand) in 2009, as compared to Won 3,379 million in 2008 and Won 2,916 million in 2007.

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

Revenue recognition

We derive, and expect to continue to generate, most of our revenues from online game subscription revenue generated in the countries where our games are offered by us and royalties and license fees paid by our licensees in overseas markets. Our revenues can be classified into the following four categories: (i) online games — subscription revenue; (ii) online games — royalties and license fees; (iii) mobile games; and (iv) character merchandising, animation and other revenue. For details, See ITEM 5.A. “OPERATING RESULTS — OVERVIEW — Revenues.”

We recognize revenue in accordance with U.S. GAAP, as set forth in Accounting Standard Codification (ASC) 605, Revenue Recognition (formerly referenced as SEC Staff Accounting Bulletin No. 104, Revenue Recognition, Statement of Position 97-2, Software Revenue Recognition) and other related pronouncements.

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

Subsequent to June 2003, pursuant to agreements with various payment processing service providers, the providers are responsible for remitting to us the full subscription revenues generated in Korea after deducting their fixed service fees and charges of approximately 8% to 15%. In addition, we do not assume any collection risk since payment processing service providers now bear the risk of loss and delinquencies.

Capitalized software development costs

We account for capitalized software development costs in accordance with ASC 985, Costs of Software to be Sold, Leased, or Marketed (formerly referenced as the FASB’s SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed). Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and treated as research and development expenses. Once the game has reached technological feasibility, all subsequent software development costs for that product are capitalized until it is available for general release to customers. Technological feasibility is evaluated on a product-by-product basis, but generally occurs once the online game has a proven ability to operate on a multi-player level for a large number of users. After the game is available for general release to customers, the capitalized product development costs are amortized and expensed over the game’s estimated useful life, which is deemed to be three years. This expense is recorded as a component of cost of revenues.

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

Impairment of goodwill and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in our acquisition of NeoCyon. As of December 31, 2009, goodwill reflected on our balance sheet was Won 1,210 million (US$1,070 thousand).

Goodwill is accounted for under ASC 350, Goodwill and Other (formerly referenced as the FASB’s SFAS No. 142, Goodwill and Other Intangible Assets), which requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead be tested at least annually for impairment, and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying amount.

Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by management. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized immediately in an amount equal to that excess. The reporting unit for goodwill impairment test is determined based on each legal entity, which is the component level.

We performed our annual impairment test for goodwill at all of our reporting units using data as of December 31, 2009. In performing the valuations, we used cash flows, which reflected management’s forecasts and discount rates which reflect the risks associated with the current market. Based on the results of our testing, the fair value of the business reporting unit for NeoCyon, Inc. exceeded its book value, and therefore, the second step of the impairment test (in which fair value of the reporting unit’s assets and liabilities are measured) was not required to be performed. However, in performing the annual impairment test for goodwill for Gravity CIS Co., Ltd., the fair value of the business reporting unit for the Russian subsidiary was determined to be lower than the book value of the business reporting unit. Therefore, during the fiscal year ended December 31, 2009, the Company recorded impairment losses of Won 241 million (US$231 thousand) in reporting units in the Russian business due to the overall decline in the fair value of the reporting units and uncertainty in the future. The fair values of the reporting units were estimated principally using the expected present value of future cash flows.

The assessment of impairments under ASC 350 requires significant judgment and requires estimates to assess fair values. A percentage difference in cash flow projections or discount rate used would not likely result in an impairment write-down. We believe that plus or minus five percentage difference in cash flow projections or discount rate used would not result in additional significant impairment loss.

Impairment of Investments

Our investments are comprised of equity securities accounted for under both the cost and equity methods of accounting. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by taking a charge to earnings. We regularly evaluate our investments to identify other-than-temporary impairments of individual securities. We consider the following factors in determining whether an other-than-temporary decline in value has occurred: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans, milestones and estimated future cash flows of the investee, and other specific factors affecting the market value. We have evaluated our investment in Online Game Revolution Fund No. 1, a limited liability partnership, or the Revolution Fund, and Perpetual Entertainment Inc. The Company’s investment in Perpetual Entertainment was recorded as an impairment loss due to the liquidation of Perpetual Entertainment on October 10, 2007. The impairment loss reflected in our statements of operations was Won 8,619 million. Significant management judgment is involved in evaluating whether there is an impairment. Any changes in assumptions could significantly affect the valuation and timing of recognition of impairment losses.

Fair value measurement on financial instruments

We adopted ASC 825, Financial Instruments (formerly referenced as the FASB’s SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities). We have elected the fair value option for two of our investments in short-term available-for-sale securities that were acquired during the year ended December 31, 2009. Under the fair value option, unrealized gains and losses related to this investment are reflected in the consolidated statements of operations for the year ended December 31, 2009.

Short-term available for sale securities are the investment in Equity-Linked Securities fund (“ELS fund”) which represents equity interests in a fund that is comprised of bonds and trust funds as of December 31, 2009. The fair value of bonds is derived based on quoted prices in active markets, and the fair value of trust funds is derived based on quoted prices in markets that are not active or other inputs that are observable. The trust fund portion of this investment contains an embedded derivative. We have determined that it is not practical to bifurcate the embedded derivative and account for separately as the host contract and embedded derivative are closely related. Pursuant to ASC 825, we have elected the fair value option to account for this investment. Accordingly, the entire change in estimated fair value in the beneficiary certificates is included in the consolidated statement of operations.

Income taxes

We account for income taxes under the provisions of ASC 740, Income Taxes (formerly referenced as the FASB’s SFAS No. 109, Accounting for Income Taxes). Under ASC 740, income taxes are accounted for under the asset and liability method.

Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be realized. A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the business operates, and the overall future industry outlook. As of December 31, 2009, we have concluded that net deferred tax assets of Gravity and its subsidiaries except NeoCyon will not be realized in the near future based on our historical and projected net and taxable income.

We enjoyed in 2007 a reduced tax rate of 13.75%, which is 50% of the statutory tax rate and applied to certain designated venture companies. However, the Company is no longer entitled to such tax benefits since 2008. Accordingly, deferred income taxes as of December 31, 2009 were calculated based on the rate of 24.2% for fiscal years 2010 and 2011 and 22% thereafter for the amounts expected to be realized during the relevant fiscal year. Due to the amendment to the corporate income tax law, the rate of 24.2% will be applied for the fiscal years from 2009 through 2011 and 22% for the fiscal year 2012 and thereafter. See ITEM 5.A. “OPERATING RESULTS — OVERVIEW”

Recent accounting pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06 (ASU 2010-06), which amends the disclosure requirements of ASC 820, Fair Value Measurements and Disclosures, as of January 1, 2010. ASU 2010-06 requires new disclosures for any transfers of fair value into and out of Level 1 and 2 fair value measurements and separate presentation of purchases, sales, issuances and settlements within the reconciliation of Level 3 unobservable inputs. The Company previously adopted ASC 820 on January 1, 2008 and January 1, 2009 for financial assets and liabilities and for nonfinancial assets and liabilities, respectively. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the Level 3 reconciliation which is effective for annual and interim periods beginning after December 15, 2010. The adoption of ASU 2010-06 as of January 1, 2010 did not have a material effect on the Company’s financial condition or results of operations. The Company does not expect the adoption of ASU 2010-06 in relation to the Level 3 reconciliation to have a material impact on the Company’s financial condition or results of operations.

In September 2009, the Emerging Issues Task Force (the “EITF”) reached final consensus under ASU No. 2009-13 on the issue related to revenue arrangements with multiple deliverables. This issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting. This issue is effective for the Company’s revenue arrangements entered into or materially modified on or after January 1, 2011. The Company will evaluate the impact of this issue on the Company’s financial statements when reviewing its new or materially modified revenue arrangements with multiple deliverables when it becomes applicable.

In June 2009, the FASB issued a statement which improves financial reporting by enterprises involved with variable interest entities. This statement requires companies to perform an analysis to determine whether the company’s variable interest or interests give it a controlling financial interest in a variable interest entity. This statement will be effective as of the beginning of the annual reporting period that begins after November 15, 2009. The Company will evaluate the impact of this statement on the Company’s financial statements when reviewing any new variable interest entities or transactions when it becomes applicable.

In June 2009, the FASB issued a statement which improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets as well as the effects of a transfer on its financial position, financial performance, and cash flows and a transferor’s continuing involvement, if any, in transferred financial assets. The statement requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. The statement will be effective as of the beginning of annual reporting period that begins after November 15, 2009. The Company believes the adoption of this pronouncement will not have a material impact on the Company’s financial statements as the Company does not currently transfer its financial assets.

RESULTS OF OPERATIONS: 2009 COMPARED TO 2008

The following table summarizes our results of operations for the periods indicated.

	Year Ended December 31,
	2008		2009		2009(1)		% Change
					(Unaudited)
	(In millions of Won and thousands of US$
	except for percentages)

Revenues:
Online games — subscription revenue	~~W~~	12,576	~~W~~	12,674	US$	11,204	0.8%
Online games — royalties and license fees		30,110		34,037		30,090	13.0
Mobile games		6,882		7,882		6,968	14.5
Character merchandising, animation and other revenue		3,602		2,810		2,484	(22.0)

Total net revenue		53,170		57,403		50,746	8.0
Cost of revenue		27,772		21,170		18,715	(23.8)

Gross profit		25,398		36,233		32,031	42.7
Gross profit margin(2)		47.8%		63.1%		63.1%
Operating expenses:
Selling, general and administrative		23,489		21,651		19,140	(7.8)
Research and development		2,145		1,799		1,590	(16.1)
Impairment losses on intangible assets		—		280		248	N/M
Settlement cost of litigation		—		1,649		1,458	N/M

Total operating expenses		25,634		25,379		22,436	(1.0)
Operating income (loss)		(236)		10,854		9,595	4,699.2
Operating profit margin(3)		(0.4)%		18.9%		18.9%
Other income (expenses):
Interest income		2,857		2,395		2,117	(16.2)
Interest expense		(31)		(41)		(36)	32.3
Foreign currency income (losses), net		3,235		(225)		(199)	(107.0)
Others, net		(31)		(21)		(19)	(32.3)

Total net other income		6,030		2,108		1,863	(65.0)
Income before income tax expenses and equity loss of joint venture and partnership		5,794		12,962		11,458	123.7
Income tax expenses		3,379		4,544		4,017	34.5

Income before equity in loss of related joint venture and partnership		2,415		8,418		7,441	248.6
Equity loss of joint venture and partnership(4)		5,119		1,424		1,259	(72.2)

Net income (loss)		(2,704)		6,994		6,182	(358.7)
LESS: Net income attributable to the non-controlling interest(5)		69		77		68	11.6

Net income (loss) attributable to parent company	~~W~~	(2,773)	~~W~~	6,917	US$	6,114	(349.4)%

N/M = not meaningful

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,131.2 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on March 31, 2010.

(2)	Gross profit margin for each period is calculated by dividing gross profit by total net revenues for each period.

(3)	Operating profit margin for each period is calculated by dividing operating income (loss) by total net revenues for each period.

(4)	Represents the losses from our 16.39% equity investment in the Revolution Fund. This investment in the Revolution Fund was accounted for using the equity method of accounting.

(5)	Represents the non-controlling interest in NeoCyon, a 96.11% held subsidiary acquired in December 2005.

Revenues

Our total revenues increased by 8.0% to Won 57,403 million (US$50,746 thousand) in 2009 from Won 53,170 million in 2008, primarily due to:

•	a 0.8% increase in subscription revenue to Won 12,674 million (US$11,204 thousand) in 2009 from Won 12,576 million in 2008. This 0.8% increase resulted primarily from the 60.4% increase in the revenues in the United States and Canada to Won 5,785 million (US$5,114 thousand) in 2009 from Won 3,607 million in 2008 resulting from the commercial launch of Requiem in June 2008 and the increased revenues from micro-transactions mainly due to sales of certain game items of Ragnarok Online in 2009. Such increase in subscription revenues was partially offset by the 33.7% decrease in the revenues from Ragnarok Online, Requiem, Pucca Racing, Time N Tales and Emil Chronicle Online in Korea to Won 4,951 million (US$4,377 thousand) in 2009 from Won 7,463 million in 2008;

•	a 13.0% increase in royalties and license fees to Won 34,037 million (US$30,090 thousand) in 2009 from Won 30,110 million in 2008, which primarily resulted from the weakening of the Korean Won by approximately 26.4% against the Japanese Yen from 2008 to 2009. Royalties and license fees from Ragnarok Online increased to Won 33,294 million (US$29,432 thousand) in 2009 from Won 29,087 million in 2008; and

•	a 14.5% increase in mobile games revenue to Won 7,882 million (US$6,968 thousand) in 2009 from Won 6,882 million in 2008. This 14.5% increase resulted primarily from revenues of NeoCyon, mainly due to the increase in sales of games embedded in mobile phones and royalty revenues from mobile games based on Ragnarok Online in the Japanese market.

Such increases in revenues were partially offset by:

•	a 22.0% decrease in character merchandising, animation and other revenue to Won 2,810 million (US$2,484 thousand) in 2009 from Won 3,602 million in 2008, which resulted primarily from a 16.1% decrease in character merchandising revenue to Won 917 million (US$811 thousand) in 2009 from Won 1,093 million in 2008 and from a 19.4% decrease in sales of goods to Won 1,535 million (US$1,357 thousand) in 2009 from Won 1,905 million in 2008.

Cost of revenues

Our cost of revenues decreased by 23.8% to Won 21,170 million (US$18,715 thousand) in 2009 from Won 27,772 million in 2008, primarily due to:

•	a 42.1% decrease in amortization on intangible assets to Won 2,639 million (US$2,333 thousand) in 2009 from Won 4,561 million in 2008 primarily resulting from fully completed amortization of intangible assets in December 2008, related to acquisition of NeoCyon in December 2005. Amortization expense of development costs recorded was Won 2,595 million (US$2,294 thousand) in 2009 and Won 2,595 million in 2008;

•	a 19.7% decrease in salaries to Won 8,353 million (US$7,384 thousand) in 2009 from Won 10,403 million in 2008 primarily resulting from decrease in salaries for the headquarters and decrease in salaries for the subsidiaries in the U.S. mainly due to the liquidation proceedings of L5 Games Inc. taking place since August 2008;

•	a 28.9% decrease in service fees and license fees paid to Won 2,468 million (US$2,182 thousand) in 2009 from Won 3,469 million in 2008 resulting from (i) a switch to an Internet Data Center charging lower service fee rate, (ii) lower royalty payments to GungHo, the licensor of Emil Chronicle Online as a result of the amendment of the license agreement in January 2009 and (iii) decrease in service fees paid to the provider of content delivery network service as a result of a decrease in the number of downloads by our users of the client-side software of our games; and

•	a 44.3% decrease in cost of goods sold by NeoCyon to Won 912 million (US$806 thousand) in 2009 from Won 1,637 million in 2008. NeoCyon sells goods related to cell phones and decrease in sales of goods in 2009 led to decrease in cost of goods sold.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 42.7% to Won 36,233 million (US$32,031 thousand) in 2009 from Won 25,398 million in 2008. Our gross profit margin increased to 63.1% in 2009 from 47.8% in 2008.

Operating expenses

Selling, general and administrative expenses.  Our selling, general and administrative expenses decreased by 7.8% to Won 21,651 million (US$19,140 thousand) in 2009 from Won 23,489 million in 2008, primarily due to:

•	a 29.3% decrease in rent expenses to Won 2,010 million (US$1,777 thousand) in 2009 from Won 2,845 million in 2008, which was mainly due to (i) higher rent expense in 2008 as rent expenses were incurred in both the old and new office buildings for the period between February 1, 2008 and March 16, 2008 in connection with the relocation of the headquarter office and (ii) rent expenses of Gravity Middle East & Africa FZ-LLC which ceased to exist in 2009 due to liquidation proceedings taking place since September 2008; and

•	a 32.1% decrease in severance benefit to Won 743 million (US$657 thousand) in 2009 from Won 1,094 million in 2008, due to changes in benefit policies for the directors of a certain subsidiary in February 2008.

Such decreases in selling, general and administrative expenses were offset by:

•	a loss of Won 975 million (US$862 thousand) on guarantee payment made for development of Ice Age Online, due to the low likelihood of recovery as we received a written notice of termination of the license agreement with 20th Century FOX Licensing & Merchandising, the trademark licensor of Ice Age, in November 2009.

Research and development expenses.  Our research and development expenses decreased by 16.1% to Won 1,799 million (US$1,590 thousand) in 2009 from Won 2,145 million in 2008, as certain research and development expenses were capitalized into intangible assets after open beta testing of some of our games and charged into cost of revenues after such games are available for general release to customers.

Impairment loss on intangible assets.  We had Won 280 million (US$248 thousand) impairment loss on intangible assets in 2009, for (i) capitalized research and development cost of Pucca Racing; and (ii) goodwill of Gravity CIS Co., Ltd., which was acquired in our acquisition of NeoCyon in 2005.

Settlement cost of litigation.  We paid US$2,000 thousand to Softstar Entertainment, Inc. for the settlement of litigation filed in October 2006 related to R.O.S.E. Online service in Taiwan, Hong Kong and Macau, and recognized the loss of Won 1,649 million, which is the difference between the settlement and the existing deferral revenue balance.

Operating income (loss) and operating profit margin

As a result of the cumulative effects of the reasons stated above, we recorded an operating income of Won 10,854 million (US$9,595 thousand) in 2009 compared to an operating loss of Won 236 million in 2008 and our operating profit margin recorded at 18.9% in 2009.

Net other income

Our net other income decreased 65.0% to Won 2,108 million (US$1,863 thousand) in 2009 from Won 6,030 million in 2008 primarily due to:

•	a 107.0% decrease in foreign currency income to a loss of Won 225 million (US$199 thousand) in 2009 from a gain of Won 3,235 million in 2008 mainly resulting from the lower rate of depreciation of the Won against the Japanese Yen in 2009 compared to 2008.

Income tax expenses (benefit)

We recorded an income tax expense of Won 4,544 million (US$4,017 thousand) in 2009, as compared to an income tax expense of Won 3,379 million in 2008. The increase of income tax expense is mainly due to the increase of foreign withholding tax for overseas license and royalty revenue and to the decrease in income tax benefit in the amount of Won 530 million which was no longer available to the Company after 2008, due to the amortization of intangible assets incurred from acquisition of NeoCyon in December 2005 being fully completed in December 2008. In 2009, overseas license and royalty revenue of Gravity headquarters increased by Won 5 billion and accordingly the foreign tax increased by Won 514 million. This increase was also partially due to the loss carry back of Won 195 million from Gravity Interactive in 2008. In assessing the realizability of deferred tax assets, we considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. However, it is possible that these income tax expenses could be treated as income tax benefit if any taxable income becomes realizable in the future. For the year ended December 31, 2009, we recorded a full valuation allowance on net deferred tax assets of Gravity and its subsidiaries except NeoCyon, as we determined that it was more likely than not that such net deferred tax assets would not be realizable in the near future.

Equity loss of joint venture and partnership

In 2008 and 2009, equity loss of joint venture and partnership represents the 16.39% of the net loss incurred from a 16.39% partnership interest in the Revolution Fund. The Company cannot significantly influence the partnership’s operation and financial policies under the partnership agreement, however, the Company accounts for the investment under the equity method of accounting in accordance with ASC 323, Investment-Equity Method and Joint Ventures (formerly referenced as EITF D-46, Accounting for Limited Partnership Investments), which requires the use of the equity method unless the investors’ interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies”. The Company recorded Won 5,119 million and Won 1,424 million (US$1,259 thousand) in 2008 and 2009, respectively, as equity loss of the partnership. During 2008, the partnership purchased an online game under development of which technological feasibility had not been established, therefore, the partnership charged the purchase price of the game to expense, which resulted in a significant loss in 2008.

Non-controlling interest

Non-controlling interest represents the net income from NeoCyon, our 96.11%-held subsidiary acquired in December 2005, attributable to third-party minority interest holders. We acquired 96.11% of the voting equity of NeoCyon in 2005.

Net income (loss) attributable to parent company

As a result of foregoing, we recorded a net income attributable to parent company of Won 6,917 million (US$6,114 thousand) in 2009 compared to a net loss attributable to parent company of Won 2,773 million in 2008.

RESULTS OF OPERATIONS: 2008 COMPARED TO 2007

The following table summarizes our results of operations for the periods indicated.

	Year Ended December 31,
	2007		2008		2008(1)		% Change
					(Unaudited)
	(In millions of Won and thousands of US$
	except for percentages)

Revenues:
Online games — subscription revenue	~~W~~	9,405	~~W~~	12,576	US$	9,848	33.7%
Online games — royalties and license fees		24,698		30,110		23,579	21.9
Mobile games		4,063		6,882		5,389	69.4
Character merchandising, animation and other revenue		2,063		3,602		2,821	74.6

Total net revenue		40,229		53,170		41,637	32.2
Cost of revenue		19,479		27,772		21,748	42.6

Gross profit		20,750		25,398		19,889	22.4
Gross profit margin(2)		51.6%		47.8%		47.8%
Operating expenses:
Selling, general and administrative		28,159		23,489		18,394	(16.6)
Research and development		5,761		2,145		1,680	(62.8)
Impairment losses on investments		8,619		—		—	N/M
Impairment losses on intangible assets		871		—		—	N/M

Total operating expenses		43,410		25,634		20,074	(40.9)
Operating income (loss)		(22,660)		(236)		(185)	(99.0)
Operating profit margin(3)		(56.3)%		(0.4)%		(0.4)%
Other income (expenses):
Interest income		3,041		2,857		2,237	(6.1)
Interest expense		(92)		(31)		(24)	(66.3)
Foreign currency income, net		388		3,235		2,533	733.8
Others, net		104		(31)		(24)	(129.8)

Total net other income		3,441		6,030		4,722	75.2
Income tax expenses		2,916		3,379		2,646	15.9

Income (loss) before equity in loss of related joint venture and partnership		(22,135)		2,415		1,891	(110.9)
Equity loss of joint venture and partnership(4)		1,026		5,119		4,009	398.9

Net income (loss)		(23,161)		(2,704)		(2,117)	(88.3)
LESS: Net income attributable to the non-controlling interest(5)		40		69		54	72.5

Net income (loss) attributable to parent company	~~W~~	(23,201)	~~W~~	(2,773)	US$	(2,172)	(88.0)%

N/M = not meaningful

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,277.0 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on April 30, 2009.

(2)	Gross profit margin for each period is calculated by dividing gross profit by total net revenues for each period.

(3)	Operating profit margin for each period is calculated by dividing operating income (loss) by total net revenues for each period.

(4)	Represents the losses from our 15.15% and 16.39% equity investment in the Revolution Fund in 2007 and 2008, respectively. This investment in the Revolution Fund was accounted for using the equity method of accounting.

(5)	Represents the non-controlling interest in NeoCyon, a 96.11% held subsidiary acquired in December 2005.

Revenues

Our total revenues increased by 32.2% to Won 53,170 million (US$41,637 thousand) in 2008 from Won 40,229 million in 2007, primarily due to:

•	a 33.7% increase in subscription revenue to Won 12,576 million (US$9,848 thousand) in 2008 from Won 9,405 million in 2007. This 33.7% increase resulted primarily from the 26.4% increase in the revenues from Ragnarok Online to Won 9,862 million (US$7,723 thousand) in 2008 from Won 7,804 million in 2007 due to (i) the increased revenues from micro-transactions resulting from opening free-to-play servers in Korea in May 2008 and in United States and Canada in September 2008; and (ii) commercialization of Ragnarok Online in Russia in March 2007 and in France and Belgium in June 2007. This increase also partially came from the initial commercial launch of Requiem in the United States, Canada, Russia and CIS countries in June 2008. Subscription revenues of Requiem increased to Won 1,743 million (US$1,365 thousand) in 2008 from Won 644 million in 2007;

•	a 21.9% increase in royalties and license fees to Won 30,110 million (US$23,579 thousand) in 2008 from Won 24,698 million in 2007, which primarily resulted from the weakening of the Korean Won by approximately 36% against the Japanese Yen from 2007 to 2008 and increased revenues in Japan. Royalties and license fees from Ragnarok Online increased to Won 29,087 million (US$22,778 thousand) in 2008 from Won 23,310 million in 2007;

•	a 69.4% increase in mobile games revenue to Won 6,882 million (US$5,389 thousand) in 2008 from Won 4,063 million in 2007. This 69.4% increase resulted primarily from revenues of NeoCyon, primarily due to the commercial launch of new mobile games based on Ragnarok Online in 2008. Mobile revenues of NeoCyon recorded Won 8,258 million (US$6,466 thousand) in 2008 and Won 4,794 million in 2007; and

•	a 74.6% increase in character merchandising, animation and other revenue to Won 3,602 million (US$2,821 thousand) in 2008 from Won 2,063 million in 2007, which resulted primarily from a 29% increase in character revenue to Won 1,093 million (US$856 thousand) in 2008 from Won 847 million in 2007 and from a 119% increase in sales of goods to Won 1,905 million (US$1,492 thousand) in 2008 from Won 870 million in 2007.

Cost of revenues

Our cost of revenues increased by 42.6% to Won 27,772 million (US$21,748 thousand) in 2008 from Won 19,479 million in 2007, primarily due to:

•	a 43.3% increase in amortization on intangible assets to Won 4,561 million (US$3,572 thousand) in 2008 from Won 3,182 million in 2007 primarily resulting from the commercial launch of Emil Chronicle Online, Pucca Racing and Requiem in August, September and October 2007, respectively. Amortization expense of development costs recorded was Won 2,595 million (US$2,032 thousand) in 2008 and Won 1,007 million in 2007; and

•	a 45.5% increase in salaries to Won 10,403 million (US$8,147 thousand) in 2008 from Won 7,149 million in 2007 mainly resulting from the commercial launch of Emil Chronicle Online, Pucca Racing and Requiem in August, September and October 2007, respectively and increase in salaries of L5 Games Inc., which was established in October 2007 as such expenses are, subsequent to the commercial launch, incurred as an item in cost of revenues; and

•	a 210.6% increase in cost of goods sold by NeoCyon to Won 1,637 million (US$1,282 thousand) from Won 527 million. NeoCyon sells goods related to cell phones and increase in sales of goods in 2008 led to increase in cost of goods sold.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 22.4% to Won 25,398 million (US$19,889 thousand) in 2008 from Won 20,750 million in 2007. Our gross profit margin decreased to 47.8% in 2008 from 51.6% in 2007.

Operating expenses

Selling, general and administrative expenses.  Our selling, general and administrative expenses decreased by 16.6% to Won 23,489 million (US$18,394 thousand) in 2008 from Won 28,159 million in 2007, primarily due to:

•	a 77.6% decrease in advertising expenses to Won 1,483 million (US$1,161 thousand) in 2008 from Won 6,623 million in 2007, which mainly consisted of advertising expenses for closed and open beta testing of Ragnarok Online II, Requiem and Pucca Racing, which were Won 1,747 million, Won 504 million and Won 389 million respectively, and commercialization expenses of Requiem, which was Won 645 million, and Won 1,496 million of expenses related to the Gravity Festival held in July 2007, which did not recur in 2008; and

•	a 15.0% decrease in professional service fees paid to Won 3,934 million (US$3,081 thousand) in 2008 from Won 4,628 million in 2007, for fees and expenses incurred in connection with legal consulting service and advisory service for accounting and Sarbanes-Oxley compliance.

Such decreases in selling, general and administrative expenses were partially offset by:

•	a 88.6% increase in severance benefits to Won 1,094 million (US$857 thousand) in 2008 from Won 580 million in 2007, due to changes in benefit policies for the directors of a certain subsidiary in February 2008.

•	a 5.8% increase in salaries to Won 8,234 million (US$6,448 thousand) in 2008 from Won 7,782 million in 2007, primarily resulting from the payment of retirement bonus by the Company during its restructuring process, and by NeoCyon and Gravity RUS.

Research and development expenses.  Our research and development expenses decreased by 62.8% to Won 2,145 million (US$1,680 thousand) in 2008 from Won 5,761 million in 2007, as the research and development expenses were capitalized into intangible assets after open beta testing of some of our games and charged into cost of revenues after such games are available for general release to customers.

Impairment loss on investments.  In 2007, we had Won 8,619 million impairment loss on available-for-sale securities of Perpetual Entertainment, Inc., or Perpetual Entertainment, in which the Company invested in May 2006. Perpetual Entertainment was liquidated in October 2007. There were no such impairment charges recorded in 2008.

Operating income (loss) and operating profit margin

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

Income tax expenses (benefit)

We recorded an income tax expense of Won 3,379 million (US$2,646 thousand) in 2008, as compared to an income tax expense of Won 2,916 million in 2007. The increase of income tax expense is mainly due to the increase of foreign withholding tax for overseas license and royalty revenue. In 2008, overseas license and royalty revenue of Gravity headquarters increased by Won 7 billion and accordingly the foreign tax increased by Won 618 million. This increase was partially offset by the loss carry back of Won 194 million from Gravity Interactive. In assessing the realizability of deferred tax assets, we considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. However, it is possible that these income tax expenses could be treated as income tax benefit if any taxable income becomes realizable in the future. For the year ended December 31, 2008, we recorded a full valuation allowance on net deferred tax assets of Gravity and its subsidiaries except NeoCyon, as we determined that it was more likely than not that such net deferred tax assets would not be realizable in the near future.

Equity loss of joint venture and partnership

In 2007, equity loss of joint venture and partnership represents the 15.15% of the net loss incurred from a 15.15% partnership interest in the Revolution Fund. In 2008, equity loss of joint venture and partnership represents the 16.39% of the net loss incurred from a 16.39% partnership interest. As of December 31, 2008, the Company held 16.39% partnership interest in the Revolution Fund due to the withdrawal of a participant. The Company cannot significantly influence the partnership’s operation and financial policies under the partnership agreement, however, the Company accounts for the investment under the equity method of accounting in accordance with ASC 323, Investment-Equity Method and Joint Ventures (formerly referenced as EITF D-46, Accounting for Limited Partnership Investments), which requires the use of the equity method unless the investors’ interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies”. The Company recorded Won 1,026 million and Won 5,119 million (US$4,009 thousand) in 2007 and 2008, respectively, as equity loss of the partnership. During 2008, the partnership purchased an on-line game under development of which technological feasibility had not been established, therefore, the partnership charged the purchase price of the game to expense, which resulted in a significant loss in 2008.

Non-controlling interest

Non-controlling interest represents the net income from NeoCyon, our 96.11%-held subsidiary acquired in December 2005, attributable to third-party minority interest holders. We acquired 96.11% of the voting equity of NeoCyon in 2005.

Net loss attributable to parent company

As a result of foregoing, we recorded a net loss attributable to parent company of Won 2,773 million (US$2,172 thousand) in 2008 compared to a net loss attributable to parent company of Won 23,201 million in 2007.

ITEM 5.B.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2007		2008		2009		2009(1)
							(Unaudited)
	(In millions of Won and thousands of US$)

Cash and cash equivalents at beginning of period	~~W~~	35,314	~~W~~	53,588	~~W~~	53,168	US$	47,002

Net cash provided by (used in) operating activities		(10,626)		6,952		15,861		14,021
Net cash provided by (used in) investing activities		29,338		(9,028)		(17,550)		(15,514)
Net cash provided by (used in) financing activities		(438)		(82)		(55)		(49)
Effect of exchange rate changes on cash and cash equivalents		—		1,738		(91)		(81)

Net increase in cash and cash equivalents		18,274		(420)		(1,835)		(1,623)

Cash and cash equivalents at end of period	~~W~~	53,588	~~W~~	53,168	~~W~~	51,333	US$	45,379

Note:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,131.2 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on March 31, 2010.

Prior to the commercial launch of Ragnarok Online in August 2002, our principal sources of liquidity were cash from equity financing and incurrence of debt, including the debt we incurred from YNK Korea. Following the commercial launch of Ragnarok Online, our principal sources of liquidity have been cash flows from our operating activities and equity financing and, to a lesser extent, short-term borrowings. Net cash used in investing activities has consisted primarily of investments in acquisition of interests in companies which develop online games or which provide related products and services. See Note 6 to the notes to our consolidated financial statements included in this annual report. However, our net property and equipment decreased from Won 5,226 million as of December 31, 2008 to Won 2,837 million (US$2,508 thousand) as of December 31, 2009 mainly due to the depreciation of property and equipment totaling Won 2,924 million (US$2,585 thousand). This decrease is partially offset by purchase of property and equipment amounting to Won 627 million (US$554 thousand).

Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We deposit our cash in demand deposits, short-term financial instruments, which primarily consist of time deposits with maturity of one year or less, and money market funds with a rolling maturity of 90 days or less. Our short-term financial instruments decreased from Won 8,715 million as of December 31, 2007, to Won 7,278 million as of December 31, 2008 and increased to Won 16,000 million (US$14,144 thousand) as of December 31, 2009. The decrease in our short-term financial instruments in 2008 was primarily as a result of use of proceeds from such financial instruments in connection with working capital requirements and other expenses and the increase in our short-term financial instruments in 2009 primarily resulted from increase in income from our business.

The Company generates cash primarily through royalties and license fees, and subscription fees from our online games in various countries as described in ITEM 5.A. “OPERATING RESULTS — OVERVIEW — Revenues”. The level of popularity of our games in the market place is a key factor in how much cash we can generate. Most of our cash disbursements relate to internal costs such as salaries and other overhead costs for game servicing, other selling, general and administrative activities, and R&D activities.

Cash flows from operating activities.  The increase in net cash provided by our operating activities from 2007 to 2008 was primarily the result of decrease in net loss from 2007 to 2008. Our increase in net cash provided by our operating activities in 2008 as compared to 2007 reflected an adjustment of (i) Won 8,501 million for depreciation and amortization and (ii) Won 5,119 million in equity loss of related joint venture and partnership. This increase was partially offset by change in account receivable of Won 1,393 million and also change in account payable of Won 2,035 million. The increase in net cash provided by our operating activities from 2008 to 2009 was primarily the result of net income in 2009. Our increase in net cash provided by our operating activities in 2009 as compared to 2008 reflected an adjustment of (i) Won 5,627 million (US$4,974 thousand) for depreciation and amortization and (ii) Won 1,424 million (US$1,259 thousand) in equity loss of related joint venture and partnership. This increase was partially offset by payment of severance benefits of Won 832 million (US$736 thousand) and also change in account payable of Won 602 million (US$531 thousand).

Cash flows from investing activities.  Our decrease in net cash by investing activities in 2008 as compared to 2007 reflected (i) Won 6,054 million for purchase of equity investments and (ii) Won 3,645 million for purchase of intangible assets. This decrease was partially offset by (i) Won 1,769 million for proceeds from leasehold deposits and (ii) Won 1,585 million from maturity of short-term financial instruments. Our decrease in net cash by investing activities in 2009 as compared to 2008 reflected (i) Won 8,743 million (US$7,729 thousand) for increase in short-term financial instruments, (ii) Won 2,746 million (US$2,428 thousand) for purchase of intangible assets and (iii) Won 5,000 million (US$4,420 thousand) for increase in short-term available for sale investments.

Cash flows from financing activities.  Our increase in net cash used by financing activities in 2008 as compared to 2007 reflected proceeds from borrowings of Won 212 million. This increase was offset by repayments of borrowings of 294 million. Our increase in net cash used by financing activities in 2009 as compared to 2008 reflected proceeds from borrowings of Won 140 million (US$124 thousand). This increase was offset by repayments of borrowings of Won 195 million (US$173 thousand).

Capital resources

As our overseas operations are conducted primarily through our subsidiaries and our overseas licensees, our ability to finance our operations and any debt that we or our subsidiaries may incur depends, in part, on the payment of royalties and other fees by our overseas licensees and, to a lesser extent, the flow of dividends from our subsidiaries.

As of December 31, 2009, our primary source of liquidity was Won 51,333 million (US$45,379 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities will be sufficient to meet our capital needs through at least the first quarter of 2011. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In the past, we also raised cash by entering into indebtedness arrangements such as the transaction entered into with YNK Korea. In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations.

As of December 31, 2009, Gravity Interactive, our subsidiary in the U.S., has issued an irrevocable letter of credit in the amount of US$500,000 to its landlord in relation to its lease agreement, with no amount drawn. A short-term investment valued at US$500,000 was provided to a bank as collateral for this letter of credit.

We expect to have capital expenditure requirements for the ongoing expansion into other markets, including expenditures for expanding and upgrading our existing server equipment continuously, for developing new games internally, for acquiring and publishing third party games, or for investing in enhancing our technological, marketing, distributing and servicing capabilities. We believe that our internal cash flow from operations, together with our proceeds from our initial public offering in February 2005 will be sufficient to satisfy our working capital requirements through at least the first quarter of 2011, including our new game development expenditures for Ragnarok Online II.

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

Our research and development expenditures were Won 5,761 million, Won 2,145 million and Won 1,799 million (US$1,590 thousand) in 2007, 2008 and 2009, respectively. Our research and development expenses decreased significantly as (i) investments in new games have decreased since 2007: and (ii) certain research and development expenses were capitalized into intangible assets after open beta testing of some of our games and charged into cost of revenues after commercialization.

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

ITEM 5.F.	CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our contractual cash obligations due by period as of December 31, 2009.

	Payments Due by Period
			Less than						More than
	Total		1 Year		1-3 Years		3-5 Years		5 Years
	(In millions of Won)

Long-term debt obligations	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
Capital lease obligations		168		115		53		—		—
Operating lease obligations		7,575		2,666		4,909		—		—
Purchase obligations		1,100		1,100		—		—		—
Accrued severance benefits		478		—		—		—		—

Long-term debt obligations.  We have financed our operations primarily through incurrence of debt from financial institutions, cash flows from operations as well as equity investments by our founder and current shareholders. As such, there are currently no long-term debt obligations.

Capital lease obligations.  In December 2007, Gravity Interactive entered into a capital lease agreement with respect to the open beta testing server for the commercial distribution of Requiem, with a total lease payment of US$270,666, over a period of two years. In 2008, this capital lease agreement was amended, thereby decreasing the total lease payment by US$139,760 to US$130,906. We also entered into additional capital lease agreements to utilize more assets including servers during the year, which increased the total capital lease payment by US$123,195. In 2008, we made principal and interest payments of US$79,811 and US$26,082, respectively. In 2009, we made principal and interest payments of US$152,656 and US$32,616, respectively.

Operating lease obligations.  With respect to our operating lease obligations, the lease payments due by December 31, 2010 are Won 1,762 million, Won 558 million, Won 196 million and Won 33 million for our principal offices in Seoul, offices for our subsidiaries in the United States, Russia and France, respectively. The lease terms expire in December 2012, November 2012, July 2011 and June 2010 for our principal offices in Seoul, offices for our subsidiaries in the United States, Russia and France, respectively. The renewal terms in all of the leases are subject to market conditions.

Purchase Obligations.  In December 2005, we entered into an agreement with Movida Investment Inc., which was merged into Entertainment Farm Inc. in February 2007, SoftBank Corporation, GungHo and seven other companies to invest in Online Game Revolution Fund No. 1, a limited partnership, with a total capital commitment in the amount of JPY1,000 million, which represented 10% of the aggregate size of the fund. In 2006, 2007 and 2008, some of the co-participants of Online Game Revolution Fund No. 1 withdrew and our interest in the total fund rose from 10% to 16.39% of the aggregate size of the fund. However, this did not cause our total capital commitment to change. We made payments of JPY100 million, JPY150 million, JPY642 million and JPY18 million in 2005, 2006, 2008 and 2009, respectively. Upon 30 days’ prior written notice by Entertainment Farm, Inc., the general partner of Online Game Revolution Fund No. 1, we are required to pay the outstanding portion of our pledged contribution. As of December 31, 2009, we did not have an estimate of when Entertainment Farm, Inc. would send such a notice. The remaining JPY90 million due is not included in the contractual cash obligations because we cannot estimate when Entertainment Farm, Inc. will send us a notice to pay the outstanding portion of our contribution. Under the agreement, the investment term is five years from the effective date, which is January 1, 2006. In November 2009, we entered into an agreement with Naru Entertainment Co., Ltd. to publish a game being developed by Naru Entertainment Co., Ltd. for Won 1,500 million. As of December 31, 2009, the game is under development, and we have booked the license fee of Won 400 million as advance payment. We are to pay the remaining Won 1,100 million in installments based on the progress of development of the game. Under the agreement, we have right to claim refund on the amounts paid if the development of the game is delayed or failed.

Uncertain tax position.  As a result of the adoption of ASC 740, Income Taxes (formerly referenced as FIN 48, Accounting for Income Tax Uncertainties), we identified uncertain tax positions and measured unrecognized tax benefits for open tax years and accordingly decreased its loss carryforwards of Won 66 million and Won 40 million in income tax calculation of 2006 and 2007. No interest expenses and penalties were calculated from such unrecognized tax benefits due to significant amounts of loss carryforwards at each year. Even if recognized, all Won 106 million of unrecognized tax benefits would not affect our income tax expense and effective tax rate for 2006 and 2007 as a full valuation allowance was provided for the entity which has taken these uncertain tax positions. In addition, its unrecognized tax benefits recorded as of December 31, 2009 are not predictable as to when to receive. As such, the ASC 740 liability is not included in the table.

Accrued severance benefits.  Employees and executive officers with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with us based on the length of service and their rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of ASC 715, Compensation-Retirement Benefits (formerly referenced as EITF 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan).

Other Commitments and Liabilities

For a description of our commercial commitments and contingent liabilities, see note 13 of the Notes to our consolidated financial statements included elsewhere in this annual report. For a description of our legal proceedings, See ITEM 8.A. “CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION — LEGAL PROCEEDINGS.”

ITEM 5.G.	SAFE HARBOR

See “FORWARD-LOOKING STATEMENTS.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors and executive officers as of March 31, 2010. The business address of all of our directors and executive officers is our registered office at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795 Korea.

Name	Age	Position

Toshiro Ohno	50	Chief Executive Officer, President, Chairman of the Board of Directors
Yoon Seok Kang	43	Chief Executive Officer
Yoshinori Kitamura	42	Executive Director and Chief Operating Officer
Heung Gon Kim	44	Chief Financial Officer
Kazuki Morishita	36	Executive Director
Kazuya Sakai	45	Executive Director
Luke Kang	36	Independent Director
Phillip Young Ho Kim	48	Independent Director
Jong Gyu Hwang	40	Independent Director

Toshiro Ohno has served as our Executive Director since March 2009 and has served as our Chief Executive Officer, President and Chairman of the Board of Directors since April 2009. Mr. Ohno has also been a Director of Gravity Interactive, Inc. since June 2009. Mr. Ohno has served as an Executive Officer at GungHo Online Entertainment, Inc. since 2008. Prior to joining GungHo, he served in a variety of capacities at GameOn Co., Ltd, an online game company in Japan, including as an advisor from 2007 to 2008, Chief Executive Officer from 2006 to 2007 and Chief Administrative Officer, Executive Vice President and management planning team leader from 2003 to 2006. Mr. Ohno served as manager at Chunsoft Co., Ltd. from September 2000 to December 2002. Mr. Ohno obtained an LL.B. degree from Meiji University.

Yoon Seok Kang has served as our Executive Director since March 2008 and Chief Executive Officer since June 2008. Mr. Kang has also served as a Director of Gravity Entertainment, Gravity Interactive, and NeoCyon since March 2008, July 2008 and October 2008, respectively. He was Chief Compliance Officer from May 2008 to September 2009, Chairman of our Board of Directors from June 2008 to April 2009 and Chief Operating Officer from June 2008 to August 2008. Mr. Kang was a Director of L5 Games Inc. from July 2008 to August 2008 when L5 games went into liquidation. Mr. Kang served as a Managing Director at Korea Venture Fund from August 2000 to March 2008. Mr. Kang also served as a fund manager at Samsung Venture Investment Corporation from November 1999 to August 2000 and as a manager at Samsung Electronics Co. from 1993 to 1999. Mr. Kang obtained a bachelor’s degree from University of Utah and a master’s degree in electrical engineering from Polytechnic Institute of New York University. Mr. Kang also completed an executive course at the graduate school of business administration at Stanford University.

Yoshinori Kitamura has served as our Executive Director since March 2008 and has served as Chief Operating Officer since June 2008. Mr. Kitamura has also been a Director and Executive General Manager of International Business Division at GungHo Online Entertainment, Inc. since March 2006 and June 2007, respectively. He has been Chief Executive Officer of Gravity Entertainment and Gravity Interactive since March 2008 and July 2008, respectively. Mr. Kitamura has also been a Director of NeoCyon since October 2008 and Chief Executive Officer since October 2009. He worked as a Director of GungHo Online Entertainment Korea, Inc and GungHo Works, Inc. from March 2007 to October 2008 and from March 2008 to June 2008, respectively. Mr. Kitamura was a Director of

L5 Games Inc. from July 2008 to its liquidation in August 2008. Mr. Kitamura worked as an Executive General Manager of the Marketing Division at GungHo Online Entertainment, Inc. from 2003 to 2007. Mr. Kitamura also worked at NC Japan K.K. as marketing manager from 2002 to 2003 and ICC Corporation as business development manager from 1999 to 2003. Mr. Kitamura holds a bachelor’s degree in English from Bunkyo University.

Heung Gon Kim has served as our Chief Financial Officer since September 2008. Mr. Kim has also been Chief Financial Officer of Gravity Interactive since June 2009. Mr. Kim was a general manager of our financial management division and accounting & treasury department from 2007 to 2008 and from 2006 to 2007, respectively. He also worked as a manager of our accounting team from 2004 to 2006. Mr. Kim worked at Modottel, Inc. as accounting team manager from 2002 to 2004. Mr. Kim holds a bachelor’s degree in accounting from Chungang University.

Kazuki Morishita has served as our Executive Director since March 2008. Mr. Morishita has also been the President and Chief Executive Officer of GungHo Online Entertainment, Inc. since January 2004. In addition, he was a director of Game Arts Co., Ltd. from December 2005 to March 2008 and has been the President of Game Arts Co., Ltd. since March 2008. Mr. Morishita was Chief Operating Officer of GungHo Online Entertainment, Inc. from August 2002 to January 2004, a Director of GungHo Entertainment Korea, Inc. from March 2007 to October 2008 and the Chairman of the Board of Directors of GungHo Works, Inc. from October 2007 to December 2009 when GungHo Works went into liquidation. He also was a general manager of OnSale, Inc. from May 2001 to August 2002. Mr. Morishita served as Director of Kickers Network, Inc. from December 2000 to April 2001 and as Director of Dolphin Net, Inc. from March to November in 2000. Mr. Morishita worked at Softcreate Co., Ltd. from July 1996 to February 2000. Mr. Morishita graduated from High School affiliated with Chiba University of Commerce.

Kazuya Sakai has served as our Executive Director since March 2009. Mr.  Sakai has also served as Chief Financial Officer and Director of GungHo Online Entertainment, Inc. since April 2004 and March 2005, respectively. He has also been a Director of Gravity Entertainment since March 2008. Mr. Sakai was a Director of GungHo Works, Inc. from October 2007 to its liquidation in December 2009 and has been Representative Liquidator since December 2009. Mr. Sakai was Representative Director of Capri, Inc. from October 2008 to its liquidation in December 2009 and has been Representative Liquidator since December 2009. Mr. Sakai was a Director of GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008, Representative Director in October 2008 and Liquidator from October 2008 to January 2009. He was Representative Director of GungHo Asset Management, Inc. from January 2007 to October 2008 and Representative Liquidator from October 2008 to March 2009. Mr. Sakai served as Director and Representative Director of Expression Tools, Inc. from April 1996 to April 2000, and from April 2000 to November 2003, respectively. He worked at The Kyushu Bank, Ltd., currently, The Shinwa Bank, Ltd., from 1987 to 1992. Mr. Sakai graduated from Kyushu Sangyo University with a bachelor’s degree in commerce.

Luke Kang has served as our Independent Director since March 2008. Mr. Kang had served as an Independent Director of Wealthbridge Co., Ltd. from November 2008 to May 2009. He has also served as Senior Vice President and Managing Director of MTV Networks Korea from 2006 to 2008 and worked at MTV Networks Asia Pacific Region headquarters from 2001 to 2006. Mr. Kang has served as a Head of Business Development Manager at Asiacontent.com from March to October in 2000 and worked as a senior consultant at Monitor Group from August 1996 to March 2000. He worked as an editor at the Ministry of Finance & Economy of the Republic of Korea from June 1995 to July 1996. Mr. Kang received a bachelor’s degree in history from University of Michigan. Mr. Kang is currently pursuing a master degree in management at Stanford University.

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

Jong Gyu Hwang was our Independent Director from June 2009 to March 2010 and has served as our Independent Director since March 2010. Mr. Hwang has served as a Director and Chief Operating Officer at Mungyung Monorail, a wholly-owned subsidiary of Korea Monorail, since 2007. He has also served as Compliance Auditor at E-Frontier, Inc. since 2000. Mr. Hwang served as a Director of Korea Monorail from 2006 to 2007 and worked as an attorney at Attorney General’s Office in Massachusetts in the United States in 2005. He was also a Deputy Director at the Ministry of Justice of Korea from 1995 to 2000 and worked at the Korean Residents Union in Japan from 1994 to 1995. Mr. Hwang received an LL.B. degree from Tokyo University and an M.P.A. degree from Kennedy School of Government at Harvard University. Mr. Hwang also received an LL.M. degree from Boston University School of Law. Mr. Hwang is a member of the New York State Bar Association.

ITEM 6.B.	COMPENSATION

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2009, the aggregate amount of compensation paid by us to all directors and executive officers was Won 1,356 million (US$1,199 thousand). We also paid Won 60 million (US$53 thousand) for severance and accrued Won 86 million (US$76 thousand) to provide for retirement or similar benefits to our executive officers. At our general meeting of shareholders held on March 26, 2010, our shareholders approved an aggregate amount of up to Won 1,400 million (US$1,238 thousand) as compensation for our directors for 2010.

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

CORPORATE GOVERNANCE PRACTICES

Our ADSs are listed on the NASDAQ stock market and we are subject to the NASDAQ listing requirements applicable to foreign private issuers. NASDAQ’s corporate governance practice rules provide that a foreign private issuer may elect to follow its home country practices in lieu of the requirements under NASDAQ Marketplace Rule 5600 Series, subject to certain exceptions and to the extent such practices are not prohibited by home country law. The home country practices that we follow in lieu of NASDAQ Marketplace Rule 5600 Series are described below:

•	Under Korean law, we are not required to have a board of directors which must be comprised of a majority of independent directors. Our Board of Directors is currently comprised of a total of eight directors, three of whom are independent directors.

•	Under Korean law, we are not required to have director nomination committee and compensation committee comprised solely of independent directors. Our director nomination committee and compensation committee are currently each comprised of two independent directors and one non-independent director.

•	Under Korean law, independent directors are not required to have regularly scheduled meetings at which only independent directors are present. Our audit committee, which is comprised solely of three independent directors, generally holds meetings once a month whenever there are matters related to financial results of the Company, related party transactions or others.

•	In lieu of the requirement that shareholder approval be obtained prior to an issuance of securities in connection with (i) the acquisition of the stock or assets of another corporation; (ii) equity-based compensation of officers, directors, employees or consults; (iii) a change of control; and (iv) private placements, as specified in NASDAQ Rule 5635, we require a resolution to be adopted at the general meeting of shareholders when necessary under Korean law, including, for example, if an issuance of securities is related to the acquisition of all of the business of another corporation or the acquisition of a part of the business of another corporation which significantly affects the Company.

•	In lieu of the requirement that copies of an annual report be delivered to shareholders within a reasonable time following the filing of the annual report with the SEC, our business report prepared under Korean law,

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

The terms of Toshiro Ohno and Kazuya Sakai expire on March 31, 2011, and those of Yoon Seok Kang, Kazuki Morishita, Yoshinori Kitamura, Luke Kang and Phillip Young Ho Kim on March 28, 2011. The term of Jong Gyu Hwang expire on March 26, 2011.

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

Our Board of Directors has determined that Messrs. Phillip Young Ho Kim, Luke Kang and Jong Gyu Hwang are independent directors within the meaning of NASDAQ Marketplace Rule 5605(a)(2).

COMMITTEES OF THE BOARD OF DIRECTORS

Under our articles of incorporation, we currently have three committees that serve under our Board of Directors:

•	the audit committee;

•	the director nomination committee; and

•	the compensation committee.

Audit committee

Our audit committee was established in December 2004. The audit committee currently consists of the following directors: Jong Gyu Hwang, Phillip Young Ho Kim and Luke Kang. All of the members are independent directors within the meaning of NASDAQ Marketplace Rule 5605(a)(2) and meet the criteria for independence as set forth in Rule 10A-3(b)(1) of the Exchange Act. All of our independent directors are financially literate and have accounting or related financial management expertise. Our Board of Directors has determined that Phillip Young Ho Kim is an “audit committee financial expert,” as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act. The audit committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. Under the Korean Commercial Code, if a company establishes an audit committee, such company is not permitted to have a statutory auditor. The committee is currently chaired by Jong Gyu Hwang.

Director nomination committee

The director nomination committee consists of the following three directors, Kazuki Morishita, Luke Kang and Jong Gyu Hwang. Two of the three members are independent directors within the meaning of NASDAQ Marketplace Rule 5605(a)(2). This committee is responsible for recommending and nominating candidates for our director positions. The committee is currently chaired by Kazuki Morishita.

Compensation committee

The compensation committee consists of the following three directors, Kazuya Sakai, Phillip Young Ho Kim and Jong Gyu Hwang. Two of the three members are independent directors within the meaning of NASDAQ Marketplace Rule 5605(a)(2). This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee is currently chaired by Kazuya Sakai.

ITEM 6.D.	EMPLOYEES

As of March 31, 2010, we, not including our subsidiaries, had 353 full-time employees, of whom 344 were located in Korea and 9 were stationed overseas, either working with our subsidiaries or supporting our overseas licensees. The total number of employees remained stable in 2009 after a significant decreased in 2008 due to restructuring and discontinuation of development projects. The following table sets forth the number of our employees by department as of the dates indicated.

	December 31,			March 31,
	2007	2008	2009	2010

Senior management	6	10	11	11
Finance	14	14	19	18
Marketing	29	53	56	56
Game development and support	462	286	278	268

Total	511	363	364	353

As of March 31, 2010, we have 1 temporary employee.

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

In addition, as of March 31, 2010, our subsidiaries had the number of employees as set forth in the following table.

	December 31,						March 31,
	2007		2008		2009		2010

Gravity Interactive, Inc.(1)	29	{3}	34		34		35
L5 Games Inc.(2)	20		—		—		—
Gravity Entertainment Corporation	—		—		—		—
Gravity EU SASU	8		7		6		6
Gravity RUS Co., Ltd.(3)	—		—		—		—
Gravity CIS, Inc.(1)	20	{3}	20	{2}	13	{2}	13	{2}
Gravity Middle East & Africa FZ-LLC(1)(4)	2	{2}	—		—		—
NeoCyon, Inc.	46		45		45		48

Total	125		106		98		102

Notes:

(1)	The number in {} is the number of employees (who are included in the total number) seconded from us.

(2)	L5 Games was formed in October 2007 and went into liquidation proceedings in the United States in August 2008.

(3)	Gravity RUS was founded in October 2007.

(4)	Gravity Middle East & Africa went into liquidation proceedings in United Arab Emirates in September 2008.

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

Under the Labor Standard Act and the Employee Retirement Benefit Security Act, employees with more than one year of service with us are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by the number of continuous years of employment. As of December 31, 2009, we provided Won 478 million (US$423 thousand) to 124 employees as severance payment, being 100% of our severance liability as of such date.

Pursuant to the Korean National Pension Law, we are required to pay 4.5% of each employee’s standard monthly income (from the monthly income that the employer reports within the range between Won 220,000 and Won 3,600,000, an amount of Won 1,000 or less will be disregard, i.e., rounded off for Won 1,000) annual wages to the National Pension Corporation. Our employees are also required to pay 4.5% of their standard monthly income to the National Pension Corporation each month. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. The total amount of contributions we made to the National Pension Corporation in 2007, 2008 and 2009 was Won 1,337 million, Won 1,152 million and Won 960 million (US$849 thousand), respectively.

ITEM 6.E.	SHARE OWNERSHIP

None of our current directors or officers beneficially owns our common shares.

Stock option plan

Under our articles of incorporation, we may grant options for the purchase of our shares to certain qualified directors, officers and employees. Set forth below are the details of our stock option plan as currently contained in our articles of incorporation.

•	Stock options may be granted to our officers and employees who have contributed or are qualified to contribute to our establishment, management and technical innovation. Notwithstanding the foregoing, no stock options may be granted to any person who is (i) our largest shareholder, (ii) a holder of 10% or more of our shares outstanding, (iii) certain specially related persons of the person set forth in (i) and (ii) above, or (iv) a shareholder who would own 10% or more of our shares upon exercise of options granted under the stock option plan. Provided, however that, those who fall under the specially related persons upon becoming one of the officers of the concerned company (includes part-time officers of the affiliated company) shall be excluded from item (iii) above.

•	Stock options may be granted by a special resolution of our shareholders with the aggregate number of shares issuable not to exceed 10% of the total number of our then issued and outstanding common shares.

•	Upon exercise of stock options, we deliver our common shares or pay in cash the difference between the market price of our shares and the option exercise price.

•	The number of officers and employees subject to grant of stock options shall not exceed 90% of the currently employed officers and employees, and the stock option granted to an officer or an employee shall not exceed 10% of the total issued and outstanding stocks.

•	Stock option granted under the stock option plan, in case new shares are issued, has a minimum exercise price equal to the higher of (i) the market price of our shares calculated pursuant to the method under the Inheritance and Gift Tax Law and (ii) the par value of our shares, and in other cases, has a minimum exercise price equal to or higher than the market price of our shares calculated pursuant to the method under the Inheritance and Gift Tax Law.

•	Stock options may be exercisable by a person who is granted a stock option and has served for the Company for two (2) or more years from the date of the resolution set forth above; provided, that stock options may be exercised by, or on behalf of, a person that dies, retires or resigns due to any cause not attributable to himself/herself before the two (2) years from the date of the resolution set forth above.

•	Stock options can vest after two years from the stock option grant date and can be exercised up to five (5) years from the vesting date.

•	Stock option may be cancelled by a resolution of our Board of Directors if (i) the officer or employee who holds the option voluntarily retires after being granted stock options, (ii) the officer or employee who holds the option causes material damage to us by willful misconduct or negligence, (iii) we are unable to deliver our shares or pay the prescribed amount due to bankruptcy or dissolution, or (iv) the occurrence of any cause for cancellation of stock options specified in the stock option agreement.

On December 24, 2004, our shareholders approved the implementation of our employee stock option plan and the granting of stock options under this plan to our directors, officers and employees.

Each stock option confers the right on the grantee to purchase one share of our common stock at the exercise price. The exercise price for these stock options is, in the case of some senior employees, Won 55,431 per share, representing the price per share of our common shares (or ADS equivalent) offered to the public in our initial public offering of February 2005, and in the case of all other eligible employees, Won 45,431 per share, representing the price per share offered to the public less Won 10,000 per share. A total of 13,525 stock options were outstanding, representing 0.2% of our total number of shares issued as of December 31, 2009, all of which were issued to a total of 62 eligible employees.

The table below set forth information on the stock options outstanding as of March 31, 2010 that we had granted to our directors and executive officers listed in ITEM 6.A.

			Number of		Number of
Executive Officers		Exercise	Options	Expiration	Exercisable
and Directors	Grant Date	Price	Granted	Date	Options

Heung Gon Kim	December 24, 2004	Won 45, 431	250	December 23, 2010	250

Other than Mr. Heung Gon Kim, our Chief Financial Officer, none of our current directors or executive officers as listed in ITEM 6.A. has options to purchase our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.	MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of March 31, 2010, by each person known to us to own beneficially 5% or more of our common shares based on 6,948,900 of our common shares outstanding. None of our common shares entitles the holder to any preferential voting rights. Beneficial ownership is determined in accordance with the Exchange Act and the rules and regulations promulgated thereunder, and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities.

Number of
	Shares	Percentage
	Beneficially	Beneficially
Name	Owned	Owned

GungHo Online Entertainment, Inc.(1)	4,121,739	59.3%

Note:

(1)	On August 30, 2005, Jung Ryool Kim, our former controlling shareholder and Chairman, sold all of our shares that he and his family members owned to EZER Inc., or EZER, a Japanese company, pursuant to a stock purchase agreement by and among Jung Ryool Kim, Ji Young Kim, Young Joon Kim and Ji Yoon Kim, and EZER dated August 30, 2005. Pursuant to the share sale transaction, EZER became our largest shareholder. EZER, which was 100% owned by our former Chairman and Chief Executive Officer, Il Young Ryu, was the operator of an investment fund established pursuant to a contractual relationship known in Japan as a “tokumei kumiai” (“TK Relationship”) with Techno Groove, Inc., a Japanese company and wholly-owned subsidiary of Asian Groove, Inc., or Asian Groove, a Japanese company. The TK Relationship, which is governed by the Commercial Code of Japan, is used in Japan as a means of making and managing investments, and under the investment fund agreement for the TK Relationship (the “TK Agreement”), EZER acted as the operator of a fund, established in Japan under the name of “Asian Star Fund,” using the capital contribution made by Techno Groove as an investor in the fund. Asian Star Fund was established for the sole purpose of investing in our shares.

According to Schedule 13/D filed by Techno Groove, among others, their investment in the Asian Star Fund was financed through a loan from Son Asset Management, LLC, formerly known as Son Asset Management Inc., or SAM, a Japanese company, in the amount of JPY40 billion. In exchange, Asian Groove, the parent company of Techno Groove, pledged all of its shares of GungHo Entertainment Online, Inc. in custody with Techno Groove, which in turn pledged these shares to SAM.

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

On October 31, 2006, Techno Groove was merged into Asian Groove and on December 26, 2006, EZER acquired 3,640,619 shares of our common stock from Asian Star Fund for JPY9,921,679,586. Asian Star Fund was automatically dissolved based on the TK Agreement on December 26, 2006 because all of the shares were transferred outside of the fund.

The acquisition of our common stock by EZER under the TK Agreement was financed by the issuance by EZER to SAM of EZER Series One Corporate Bond in the principal amount of JPY9,930,000,000 (the “EZER Series One Corporate Bond”).

On October 19, 2007, EZER entered into an accord and satisfaction agreement (the “Accord and Satisfaction Agreement”) with SAM, whereby, EZER agreed to transfer to SAM 3,640,619 shares of our common stock in partial satisfaction of EZER’s obligations under the EZER Series One Corporate Bond held by SAM, in an amount of JPY5,869,244,308 on the later to occur of (i) November 20, 2007, and (ii) the date the Korean Fair Trade Commission approved the transfer of such shares (the “Closing Date”) based upon the NASDAQ Official Closing Price of our common stock on the day prior to the Closing Date.

On November 19, 2007, the Korean Fair Trade Commission approved the transfer of our common stock pursuant to the Accord and Satisfaction Agreement. As a result, on November 20, 2007, EZER no longer held any of our shares.

On February 13, 2008, Heartis Inc., or Heartis, a corporation organized under the laws of Japan, executed a stock purchase and sale agreement (the “Purchase Agreement”) with SAM pursuant to which SAM agreed to transfer 3,640,619 shares of our common stock to Heartis. On February 29, 2008, Heartis paid to SAM JPY4,036,298,947, an amount equal to the 3,640,619 shares multiplied by the NASDAQ Official Closing Price of ADSs representing shares of our common stock on February 13, 2008 (US$2.56), multiplied by four ADSs (representing one share of our common stock), and further multiplied by the JPY/US$ telegraphic transfer middle rate on February 14, 2008, reported by Mizuho Corporate Bank, Ltd. (JPY108.27 per US$1.00), in exchange for delivery of our common stock. On the same date, 3,640,619 shares of our common stock were transferred to Heartis pursuant to the Purchase Agreement.

In order to finance the transaction contemplated by the Purchase Agreement, Heartis executed a loan agreement (the “Loan Agreement”) with SAM on February 22, 2008. Under the Loan Agreement, on February 29, 2008 SAM loaned to Heartis JPY4,030,000,000, the principal of which Heartis shall repay no later than February 28, 2010. Heartis shall pay to SAM interest at a rate of 14.5% per annum. As collateral for the loan, Heartis agreed in the Loan Agreement to pledge to SAM 24,308 shares of common stock of GungHo which shares were acquired by Heartis through a third party allotment on April 1, 2008 under a share subscription agreement (the “Share Subscription Agreement”) between Heartis and GungHo on February 14, 2008. Heartis provided the remainder of the consideration specified by the Purchase Agreement out of its working capital.

GungHo is 19.47% held by Heartis and 14.55% by Asian Groove. Taizo Son, the Chairman of GungHo, controls Heartis through his 100% ownership of the issued share capital of Inter Operations, which owns 100% of the issued share capital of Heartis. Taizo Son also controls Asian Groove by directly owning 33.3% of the issued share capital of Asian Groove and indirectly owning, through his ownership of Inter Operations, a further 33.3% of Asian Groove. Taizo Son also directly owns 0.18% of GungHo. Thus, Taizo Son directly and indirectly owns or controls 34.2% of the issued share capital of GungHo.

On February 14, 2008, GungHo executed the Share Subscription Agreement with Heartis pursuant to which, on April 1, 2008, Heartis was to transfer 3,640,619 shares of our common stock to GungHo as a contribution in kind for 24,308 newly issued shares of common stock of GungHo. The number of shares issued by GungHo was determined based on an aggregate valuation of the shares of JPY4,035,180,549.

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

To the best of our knowledge, as of December 31, 2009, approximately 45.5% of our common shares were held in the United States (in the form of common shares or ADSs). Also to the best of our knowledge, we had approximately 1,374 beneficial holders of our shares (in the form of ADSs) in the United States as of December 31, 2009.

ITEM 7.B.	RELATED PARTY TRANSACTIONS

Relationship with GungHo Online Entertainment, Inc.

On April 1, 2008, GungHo acquired 3,640,619 shares of our common stock, which was approximately 52.4% of our total shares. On June 23, 2008 and June 24, 2008, GungHo acquired our ADSs representing 450,554.25 and 30,565.25 shares of the Company, respectively. As of March 31, 2010, GungHo beneficially owns approximately 4,121,739 shares of the Company’s common stock, constituting approximately 59.3% of the total issued and outstanding common shares. The trade accounts receivable due from GungHo as of December 31, 2007, December 31, 2008 and December 31, 2009 amount to Won 1,613 million, Won 3,291 million and Won 2,377 million, respectively.

In July 2002, we entered into an agreement with GungHo, formerly known as OnSale, Inc., for the service and distribution of Ragnarok Online in Japan, which was renewed in 2004, 2006 and 2009. We also entered into a software licensing agreement with GungHo in December 2005 for the right to publish and distribute Emil Chronicle Online worldwide, except for Japan, which was amended in 2006 and 2009. In January 2010, we entered into an agreement with Game Arts Co., Ltd., a 64.98% owned subsidiary of GungHo, to develop a console game based on one of our online games.

Mr. Toshiro Ohno, our Chief Executive Officer, President, Chairman of the Board of Directors, Mr. Yoshinori Kitamura, our Executive Director and Chief Operating Officer, Mr. Kazuki Morishita, our Executive Director and Mr. Kazuya Sakai, our Executive Director, have been an Executive Officer, Director and Executive General Manager, President and Chief Executive Officer, and Director and Chief Financial Officer of GungHo, respectively.

Relationship with SoftBank Corporation

Softbank BB Corp., or Softbank BB, a corporation organized under the laws of Japan, and subsidiary of SoftBank Corporation, or SoftBank, a corporation organized under the laws of Japan, owns 33.8% of the issued share capital of GungHo. Masayoshi Son is the Chairman, Chief Executive Officer and controlling shareholder of SoftBank and Softbank BB, and is also brother to Taizo Son, who directly and indirectly owns or controls 34.2% of the issued share capital of GungHo.

In December 2005, we entered into a limited partnership agreement with Movida Investment Inc., which was merged into Entertainment Farm Inc. in February 2007, SoftBank, GungHo and seven other companies to invest in Online Game Revolution Fund No. 1, a fund with a total proposed investment size of JPY10 billion, with the objective of investing in companies which develop online games in Japan. Entertainment Farm Inc., a Japanese company, operates the fund as the general partner. As a limited partner, we do not have a significant influence over the fund’s investment decisions. The fund has a term of five years from the effective date, which is January 1, 2006. As of December 31, 2009, the Company, SoftBank and GungHo had interests of 16.39%, 49.18% and 8.20%, respectively, in the fund. We have agreed to contribute a total of JPY1,000 million, which represented 10% of the total capital commitment in the fund by the limited partners at the time of the agreement, and which currently represents 16.39% of the fund due to the withdrawal of some limited partners in the fund. The Company invested JPY250 million (Won 2,114 million) until 2006, and made additional investments amounting to JPY642 million (Won 6,054 million) in 2008 and JPY18 million (Won 229 million) in 2009. As of the date hereof, we have invested a total of JPY910 million, which represents 91% of our total capital commitment. On December 28, 2007 and January 7, 2008, the fund entered into a purchase agreement and a service agreement with GungHo to purchase online game of Grandia Online under development by GungHo for JPY2,600 million (Won 23,089 million), and for GungHo to continue providing development, marketing, operation and maintenance services after commercialization for revenue sharing from the game. On July 11, 2008, the fund also entered into a partnership agreement with GungHo Works, Inc., a subsidiary of GungHo, and paid GungHo Works, Inc. JPY124 million (Won 1,220 million) to share profits from its online game Hero’s Saga Laevatein.

Relationship with Gravity Interactive, Inc.

In April 2003, we entered into an agreement with Gravity Interactive, formerly known as Gravity Interactive, LLC, for the service and distribution of Ragnarok Online in the United States and Canada pursuant to which Gravity Interactive agreed to remit dividends to us based on a percentage of earnings. After Gravity Interactive changed their form to an incorporated company in January 2006, we entered into an agreement with Gravity Interactive for the service and distribution of Ragnarok Online in the United States and Canada pursuant to which Gravity Interactive agreed to remit royalties to us instead of dividends, which was amended in January 2008 to include Australia and New Zealand as service countries and renewed in January 2009. The agreement was amended in September 2009 to include India as a service country and in October 2009 to change the term of royalty payment remittance from monthly to quarterly basis.

Also, we entered into an agreement with Gravity Interactive for the service and distribution of R.O.S.E. Online in the United States, Canada and Mexico in January 2006 and all the right of R.O.S.E. Online for the United States, Canada and Mexico were transferred to Gravity Interactive in June 2007. In February 2010, we entered a game transfer agreement with Gravity Interactive and transferred all the rights of R.O.S.E. Online for the United Kingdom and 39 other European countries. We entered into an agreement with Gravity Interactive for the service and distribution of Requiem in the United States and Canada in February 2008, which was amended in December 2009 to include the United Kingdom and 39 other European countries as service countries, which was further amended in March 2010 to exclude Moldova, where Requiem is already commercially offered by Gravity CIS and to change the term of royalty payment remittance from monthly to quarterly basis. Mr. Toshiro Ohno, our Chief Executive Officer, President and Chairman of the Board of Directors, and Mr. Yoon Seok Kang, our Chief Executive Officer, are Directors and Mr. Yoshinori Kitamura, our Executive Director and Chief Operating Officer, is Chief Executive Officer of Gravity Interactive.

Relationship with L5 Games Inc.

In October 2007, we formed L5 Games Inc., which is a wholly-owned subsidiary of Gravity Interactive. L5 Games went into liquidation proceedings in August 2008.

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

On October 1, 2004, we granted a license for Ragnarok Online to the joint venture in order for the joint venture to produce Ragnarok the Animation. Pursuant to an arrangement between Gravity Entertainment and the joint venture, Gravity Entertainment is required to remit 70% of the revenues from its animation business to the joint venture. As of December 31, 2009, the amount due and payable to the joint venture by Gravity Entertainment amounted to Japanese Yen 15 million.

Pursuant to an export and copyright authorization agreement between Gravity Entertainment and the Company, effective in April 2004, we have the exclusive license to sell Ragnarok the Animation to countries in Southeast Asia, which include Vietnam, Laos, Cambodia, Thailand, Malaysia, Singapore, Indonesia, the Philippines, Taiwan, China and Hong Kong. Mr. Yoon Seok Kang, our Chief Executive Officer, and Mr. Kazuya Sakai, our Executive Director, have been Directors and Mr. Yoshinori Kitamura, our Executive Director and Chief Operating Officer, has been Chief Executive Officer of Gravity Entertainment.

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

Relationship with NeoCyon, Inc.

We acquired 96.11% of the outstanding common stocks of NeoCyon for an aggregate purchase price of Won 7,716 million in cash pursuant to a series of share purchase transactions which took place in November and December 2005. In September 2006, we entered into an agreement regarding mobile publishing with NeoCyon under which they have been remitting royalties to us, and which was amended in December 2006, January 2007, May 2007 and February 2009. In February 2008, we entered into a subletting agreement with NeoCyon to sublease 3,914 square feet of office space to NeoCyon. Mr. Yoon Seok Kang, our Chief Executive Officer, has been a Director, and Mr. Yoshinori Kitamura, our Executive Director and Chief Operating Officer, has been Chief Executive Officer of NeoCyon.

Relationship with Gravity CIS Co., Ltd.

In September 2006, we acquired 100% of the voting shares of Gravity CIS Co., Ltd., formerly known as Gravity CIS, Inc., formerly Mados, Inc., from Cybermedia International, Inc., a former subsidiary of NeoCyon, Inc. Gravity CIS changed to a limited liability company in November 2007. We extended a loan in the amount of US$1.5 million to Gravity CIS on February 28, 2006 and made additional loans in the amount of US$0.5 million on February 10, 2007 at an annual interest rate of 4.9% payable monthly in arrears, which was extended on February 2010. As of March 31, 2010, the total outstanding loan amounts to Gravity CIS were US$0.5 million. In October 2006, an agreement with NeoCyon for the service and distribution of Ragnarok Online in Russia, which was entered into in December 2004, was transferred to Gravity CIS, which was amended to change the term of royalty payment remittance from monthly to quarterly basis in April 2007. In March 2009, an amendment was made to include Armenia, Azerbaijan, Belorussia, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan as service countries. In December 2007, we entered into an agreement with Gravity CIS for the service and distribution of Requiem in Armenia, Azerbaijan, Belorussia, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan,

which was amended to change the term of royalty payment remittance from a monthly basis to a quarterly basis in July 2008. Mr. Chang Ki Kim, our general manager, has been the Chief Executive Officer of Gravity CIS.

Relationship with Gravity RUS Co., Ltd.

In October 2007, we founded Gravity RUS and acquired 99.99% of the voting shares. We transferred 100% of the voting shares of Gravity CIS to Gravity RUS in December 2007.

Relationship with Gravity EU SASU

In August 2006, we founded Gravity EU, a wholly owned Europe-based subsidiary. In October 2006, an agreement with Mados, Inc., a former subsidiary of Cybermedia International, Inc., a former subsidiary of NeoCyon, for the service and distribution of Ragnarok Online in France and Belgium, which was entered into in August 2005, was transferred to Gravity EU. In June 2008, an amendment was made to include the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark and Spain as service countries. We made a loan in the amount of EUR188,650 to Gravity EU on August 29, 2008 and made additional loans in the amount of EUR100,000 on January 29, 2009, in the amount of EUR100,000 on September 9, 2009 and in the amount of EUR50,000 on February 18, 2010 at an annual interest rate of 4.8% payable monthly in arrears. As of March 31, 2010, the total outstanding loan amounts to Gravity EU were EUR438,650. Mr. Chang Ki Kim, our general manager, has been the Chief Executive Officer of Gravity EU.

Relationship with Gravity Middle East & Africa FZ-LLC

In May 2007, we founded Gravity Middle East & Africa, a wholly owned Dubai-based subsidiary. In November 2005, an agreement with Sento Enterprises Limited for the service and distribution of Ragnarok Online in United Arab Emirates, Saudi Arabia, Kuwait, Qatar, Bahrain, Oman, Yemen, Iraq, Syria, Egypt, Iran, Israel, Lebanon and Jordan, which was entered into in May 2005, was amended with the distributor to exclude Iran and Syria. In May 2007, the agreement was transferred to Gravity Middle East & Africa. Gravity Middle East & Africa went into liquidation proceedings in September 2008 and the distribution agreement was terminated.

ITEM 7.C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

ITEM 8.A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

All relevant financial statements are included in “ITEM 18. FINANCIAL STATEMENTS.”

LEGAL PROCEEDINGS

Class action complaints

In May 2005, a number of class action complaints were filed against the Company and other defendants for alleged violation of the United States federal securities law in the United States District Court for the Southern District of New York (the “Court”) in connection with the initial public offering of the Company’s ADSs in February 2005. The actions were consolidated by an order of the Court entered on December 12, 2005 as In Re Gravity Co., Ltd. Securities Litigation, No. 1:05-CV-4804-LAP to be prosecuted on behalf of a class of those who purchased ADSs between February 7, 2005 and November 10, 2005. On July 10, 2006, the lead plaintiff filed a Consolidated Amended Complaint (the “CAC”) which identified the Company and certain of its former individual directors and officers as defendants, and claims that the Company’s registration statement on Form F-1 and the prospectus which constitutes a part of the registration statement used in connection with its initial public offering contained material misstatements and omissions. On October 17, 2006, the Company and certain other defendants filed motions to dismiss the CAC. Pursuant to a mediation session held in New York on April 25, 2007, the

Company, one other defendant and the plaintiffs agreed in principle to settle the class action litigation for US$10 million. The Company’s share of the settlement was US$5 million. In July 2007, the parties filed a stipulation with the Court requesting that the Court approve the proposed settlement. In November 2007, the federal judge presiding over the consolidated class action approved settlement of the class action and made the determination that the costs of administering the settlement, including the plaintiffs’ attorneys’ fees of 20.56% of the settlement amount and related expenses, be paid out of the settlement fund before distributions were made to class members. No plaintiffs filed an appeal during the 30-day appeal period which expired on December 21, 2007, and settlement amounts were disbursed to class members shortly thereafter. Upon completion of this settlement, the Company, its current and former directors and officers as well as other third parties were released from liability for the claims asserted in the class action litigation.

Other litigation matters

In May 2006, YNK Korea Inc., formerly known as Sunny YNK Inc., our former investor for Ragnarok Online, filed a lawsuit against us claiming that we failed to distribute the earnings from a certain amount of net sales due to the embezzlement of royalty revenue committed by our former chairman and from license fees from overseas licensees. The claim of the lawsuit amounted to Won 1,895 million and in December 2007, we paid Won 623 million to YNK Korea Inc. upon the first trial decision in November 2007. The case was transferred to Seoul High Court in January 2008 and the Court rendered a decision that YNK Korea Inc. repay Won 35 million and interest to us out of Won 623 million, which was paid by us, in December 2009. No party filed an appeal during the appeal period and the litigation was completed.

In October 2006, Softstar Entertainment Inc., our former licensee in Taiwan, Hong Kong and Macau for R.O.S.E. Online, filed a lawsuit against us insisting that the game program for the open beta testing of the game in Taiwan which was provided by us was different from the program used for the closed beta testing and was materially deficient, thereby causing them to incur a loss in their business. The license agreement with Softstar Entertainment Inc., which was entered in February 2005, was terminated by the plaintiff in December 2005 and the open beta testing of the game was terminated in March 2006. We counterclaimed in October 2007 against Softstar for breach of the license agreement as Softstar Entertainment Inc. unilaterally postponed and eventually cancelled the commercial launch of the game in Taiwan though the parties mutually agreed to commercially launch the game on August 2, 2005. In December 2009, we and SoftStar Entertainment Inc. reached a settlement in the lawsuit pending in the High Court of the Republic of Singapore. In December 2009, we paid US$2,000 thousand to Softstar Entertainment Inc., which we had agreed to pay in the settlement deed, and recognized the loss of Won 1,649 million, which is the difference between the settlement and the existing deferral revenue balance. As a part of the settlement, we and Softstar mutually agreed to terminate all the claims and counterclaims against each other. The parties also have agreed not to bring any further actions against each other regarding the matter.

In April and May 2010, a former executive of our Company filed lawsuits with the Seoul Central District Court and Seoul Western District Court claiming employment termination without cause and seeking payment of compensation which he claims he is entitled to under a certain employment agreement with the Company. The Company intends to vigorously defend this action.

As of the date hereof, we are not involved in any lawsuit that will have a material adverse effect on our business.

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

Not applicable.

ITEM 9.	THE OFFER AND LISTING

ITEM 9.A.	OFFER AND LISTING DETAILS

Common Stock

Our common shares are not listed on any stock exchange or organized trading market, including in Korea. There is no public market for our common shares, although a small number of our common shares are traded in off-market transactions involving private sales primarily in Korea.

American Depositary Shares

Following our initial public offering on February 8, 2005, the ADSs have been issued by The Bank of New York Mellon, formerly known as The Bank of New York, as depositary and are listed on the NASDAQ Stock Market’s the NASDAQ Global Market, formerly the NASDAQ National Market, under the symbol “GRVY.” Each ADS represents one-fourth of one share of our common stock. As of March 31, 2010, 12,643,528 ADSs representing 3,160,882 shares of our common stock were outstanding.

The table below shows the high and low trading prices on the NASDAQ Global Market for the outstanding ADSs since February 8, 2005.

	Price
Period	High	Low
	(In US$)

2005	13.77	5.30
2006	9.88	4.80
2007	7.25	2.75
First Quarter	6.55	5.42
Second Quarter	7.25	5.57
Third Quarter	6.50	3.63
Fourth Quarter	4.31	2.75
2008	3.50	0.36
First Quarter	3.50	1.38
Second Quarter	2.00	1.00
Third Quarter	1.99	0.80
Fourth Quarter	1.14	0.36
2009	2.63	0.50
First Quarter	0.90	0.50
Second Quarter	1.22	0.64
Third Quarter	2.63	1.00
Fourth Quarter	2.08	1.32
October	2.08	1.51
November	1.60	1.36
December	1.72	1.32
2010 (through May 21, 2010)	2.25	1.56
First Quarter	2.10	1.56
January	2.00	1.56
February	2.10	1.83
March	2.05	1.60
April	2.25	1.84
May (through May 21, 2010)	2.05	1.75

ITEM 9.B.	PLAN OF DISTRIBUTION

Not applicable.

ITEM 9.C.	MARKETS

See ITEM 9.A. “OFFERING AND LISTING DETAILS.”

ITEM 9.D.	SELLING SHAREHOLDERS

Not applicable.

ITEM 9.E.	DILUTION

Not applicable.

ITEM 9.F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

ITEM 10.A.	SHARE CAPITAL

Not applicable.

ITEM 10.B.	ARTICLES OF INCORPORATION

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

Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated September 1, 2009 between Gravity Interactive, Inc. and Gravity Co., Ltd.

Under this amendment, the serviced countries were expanded to include India.

Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2009 between GungHo Online Entertainment, Inc. and Gravity Co., Ltd.

Under this amendment with our licensee in Japan, the term of the Ragnarok Online License and Distribution Agreement was extended to September 28, 2012 for a renewal license fee of US$1,200,000 and a monthly royalty payment of 40% of the licensee’s net revenue amount from Ragnarok Online. The licensee also agreed to make a commercially reasonable effort to spend a minimum of JPY200,000,000 for each year after the execution date of the amendment for the advertisement and promotion of Ragnarok Online in Japan. We agreed to reimburse 50% of the marketing expenses paid by the licensee in excess of the minimum required spending of JPY200,000,000 per year and such reimbursement will not exceed JPY120,000,000 in any given year.

Fifth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated October 1, 2009 between Gravity Interactive, Inc. and Gravity Co., Ltd.

Under this amendment, the royalty payment term was changed to a quarterly basis.

Second Amendment to the Ragnarok Online Software License Agreement dated October 9, 2009 between Game Flier (Malaysis) Sdn. Bhd. and Gravity Co., Ltd.

Under this amendment with our licensee in Singapore and Malaysia, the term of the Ragnarok Online Software License Agreement was extended to October 8, 2011. The amendment also increased monthly royalty payment from 30% to 33% of the licensee’s service sales amount from Ragnarok Online.

Ragnarok Online Exclusive Game License Agreement dated October 22, 2009 between Game Flier International Corporation and Gravity Co., Ltd.

On October 22, 2009, we entered into an agreement with Game Flier International Corporation, our licensee in Taiwan, Hong Kong and Macau, under which we granted Game Flier International Corporation an exclusive license to distribute Ragnarok Online in Taiwan, Hong Kong and Macau for an initial license fee of US$150,000 and a monthly royalty payment of 33% of the licensee’s service sales amount from Ragnarok Online. The term of the agreement is two years from the execution date of the agreement.

First Amendment to Exclusive Requiem Online License and Distribution Agreement dated December 1, 2009 between Gravity Interactive, Inc. and Gravity Co., Ltd.

Under this amendment, the serviced countries were expanded to include Switzerland, Norway, Denmark, Ireland, Spain, Sweden, the United Kingdom, Iceland, Finland, France, Germany, Greece, Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Albania, Andorra, Bosnia and Herzegovina, Liechtenstein, Moldova, Monaco, Montenegro, San Marino, Serbia, Vatican City State, Croatia, Former Yugoslav Republic of Macedonia and Turkey. The amendment also increased royalty payments from 25% to 28% of the licensee’s service sales amount from Requiem, which was changed to be paid on a quarterly basis.

Global Service Agreement dated December 1, 2009 between AsiaSoft Corporation Public Co., Ltd. and Gravity Co., Ltd.

On December 1, 2009, we entered into an agreement with AsiaSoft Corporation Public Co., Ltd., our consignee in Thailand, under which we consigned marketing, billing, operating and customer service of Requiem in Thailand, Singapore, Vietnam and Malaysia to AsiaSoft Corporation Public Co., Ltd. We agreed to pay 50% of the gross sales amount from Requiem as compensation and the consignee agreed to pay us the gross sales amount net of their compensation. Under the agreement, the gross sales amount is to be recognized as our sales amount in whole and only the compensation is to be recognized as revenue of the consignee. The term of the agreement is two years from the commercial launch date of Requiem in any of the Thailand, Singapore, Vietnam and Malaysia markets.

Fifth Amendment to the Exclusive Ragnarok License and Distribution Agreement dated February 1, 2010 between Burda:ic GmbH and Gravity Co., Ltd.

Under this amendment with our licensee in Germany, Austria, Switzerland, Italy and Turkey, the term of the original agreement was extended to October 14, 2010.

Global Service Agreement dated February 2, 2010 between PT. Lyto Datarindo Fortuna and Gravity Co., Ltd.

On February 2, 2010, we entered into an agreement with PT. Lyto Datarindo Fortuna, our consignee in Indonesia, under which we consigned marketing, billing, operating and customer service of Requiem in Indonesia to PT. Lyto Datarindo Fortuna. We agreed to pay 50% of the gross sales amount from Requiem as compensation and the consignee agreed to pay us gross sales amount net of their compensation. Under the agreement, the gross sales amount is to be recognized as our sales amount in whole and only the compensation is to be recognized as revenue of the consignee. The term of the agreement is two years from the commercial launch date of Requiem in Indonesia.

Ragnarok Online Game License Agreement dated February 27, 2010 between PT. Lyto Datarindo Fortuna and Gravity Co., Ltd.

On February 27, 2010, we entered into an agreement with PT. Lyto Datarindo Fortuna, our licensee in Indonesia, under which we granted PT. Lyto Datarindo Fortuna an exclusive right to license the distribution rights for Ragnarok Online in Indonesia for an initial license fee of US$50,000 and a monthly royalty payment of 32% of the licensee’s service sales amount from Ragnarok Online. The licensee agrees to spend a minimum of US$150,000 for each year after the execution date of the agreement for marketing of Ragnarok Online in Indonesia. The term of the agreement is two years from the execution date of the agreement, subject to renewal for a one-year term and during the one-year additional term, the monthly royalty payment is 34% of the licensee’s service sales amount from Ragnarok Online.

Second Amendment to the Exclusive Requiem Online License and Distribution Agreement dated March 1, 2010 between Gravity Interactive, Inc. and Gravity Co., Ltd.

Under this amendment, the serviced countries were changed to exclude Moldova.

Exclusive Requiem Online License and Distribution Agreement dated March 2, 2010 between Game Flier International Corporation and Gravity Co., Ltd.

On March 2, 2010, we entered into an agreement with Game Flier International Corporation, our licensee in Taiwan, Hong Kong and Macau, under which we granted Game Flier International Corporation an exclusive right to license the distribution rights for Requiem in Taiwan, Hong Kong and Macau for an initial license fee of US$300,000, a minimum guaranteed payment of US$300,000 and a monthly royalty payment of 20% of the licensee’s gross sales amount from Requiem. The term of the agreement is three years from the date of commercial service of Requiem in Taiwan, Hong Kong and Macau.

Exclusive Ragnarok Online License and Distribution Agreement dated March 5, 2010 between AsiaSoft Corporation Public Co., Ltd. and Gravity Co., Ltd.

On March 5, 2010, we entered into an agreement with AsiaSoft Corporation Public Co., Ltd., our licensee in Thailand, under which we granted AsiaSoft Corporation Public Co., Ltd. an exclusive right to license the distribution rights for Ragnarok Online in Thailand for a technical support service maintenance fee of US$50,000 and a monthly royalty payment of 35% of the licensee’s gross sales amount from Ragnarok Online. The licensee agrees to spend a minimum of US$50,000 for each year after the execution date of the agreement for marketing of Ragnarok Online in Thailand. The term of the agreement is two years from the execution date of the agreement.

ITEM 10.D.	EXCHANGE CONTROLS

General

The Foreign Exchange Transaction Law and the Presidential Decree and regulations under such Law and Decree, or the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, if non-residents wish to acquire Korean securities, a report must be filed with the President of Korea Exchange Bank or the President of Bank of Korea except for certain cases provided, however that, under the Financial Investment Services and Capital Markets Act, foreigners cannot acquire equity securities issued by public corporations in excess of a fixed limit, and under the Foreign Investment Promotion Law, foreigners are either not allowed or restricted in making an investment in certain industries.

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

Furthermore, prior to making an investment of 10% or more of the outstanding voting shares of a Korean company, foreign investors are generally required under the Foreign Investment Promotion Law to submit a report to the Chairman of the Korea Trade-Investment Promotion Agency, or KOTRA, (including the head of the Trade Center, branch office and/or office designated by the Chairman of KOTRA) or the President of the Foreign Exchange Bank (including the head of the branch office designated by the President of the Foreign Exchange Bank). Subsequent sales of such shares by foreign investors will also require a prior report to the Chairman of KOTRA or the President of the Foreign Exchange Bank.

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

KOREAN TAXATION

The following is a discussion of material Korean tax consequences to owners of our ADSs and common shares that are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable. A non-resident individual according to Korean tax laws means an individual who does not have an address or a place of residence in Korea for longer than a period of one year. A non-Korean corporation is a corporation whose headquarters and main office is located overseas and does not have a permanent establishment in Korea. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our common shares, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

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

Generally, in order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as the Korean tax authorities may require in order to establish your entitlement to the benefits of the applicable tax treaty. If you hold ADSs, evidence of tax residence may be submitted to us through the depositary. See ITEM 10.E. “TAXATION — KOREAN TAXATION — Tax treaties” below for a discussion on treaty benefits.

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

In regards to capital gains tax originating from Korea, if there is no tax treaty entered into between Korea and the country of tax residence of the non-resident individual or non-Korean corporation or if the country of tax residence is a tax haven designated by the Commissioner of National Tax Service in Korea (currently, only Labuan, Malaysia) and has not acquired prior approval of the Commissioner, capital gains earned by such non-resident individual or non Korean corporation upon the transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (i) 11% (including resident surtax) of the gross proceeds realized and (ii) 22.0% (including resident surtax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and the transaction costs). However, in most cases where a tax treaty is entered into between Korea and the country of tax residence of the non resident individual or non-Korean corporation, such non-resident individual or non Korean corporation is exempt from Korean income taxation under the applicable Korean tax treaty with his or its country of tax residence. In this regard, if the party to whom the capital gains from securities are provided exists as a paper company in order to receive benefits of a tax treaty and there exists a separate Beneficiary Owner that is provided with income from dividends, tax will be withheld at source by applying the tax rate determined in the tax treaty entered into between Korea and the country of tax residence of the Beneficiary Owner. If the country of tax residence of the Beneficiary Owner and Korea has not entered into a tax treaty or in the case that such country is Labuan, Malaysia, tax will be withheld at source at a tax rate (11% of transfer price or 22.0% of capital gains, whichever is less) according to the Korean Corporate Tax Act. See ITEM 10.E. “TAXATION — KOREAN TAXATION — Tax treaties” below for a discussion on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify for the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

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

With respect to the ADSs, if the ADSs are considered shares and equity interests for the purpose of calculation of capital gains from securities held by non-Korean corporations and non-resident individuals, the capital gains that are realized, regardless of whether a permanent establishment of business exists and regardless of who the transferee is, would be considered as domestic source income. However, if the ADSs are considered securities other than shares and equity interests, the capital gains are considered to be domestic source income in the following cases: (i) if the transferor is a non-Korean corporation with a place of business in Korea or (ii) if the transferor is a non-Korean corporation without a place of business in Korea but the transferee is a domestic corporation, resident individual, or the place of business of a resident or non-Korean corporation. In other words, the income accrued through a transfer of securities, which exclude shares and equity interests, between non-resident individuals without a domestic place of business is not subject to taxation.

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

However, for cases in which the capital gains from such ADSs meet the following requirements, tax on the capital gains is exempted under the Restriction of Special Taxation Act in addition to the exemption afforded under income tax treaties: (i) the ADSs issued overseas by the domestic corporation must be transferred to a non-resident individual and non-Korean corporation overseas, or (ii) the ADSs do not fall under the case in which prior to a corporation issuing the depositary receipts, the shareholder of the same corporation maintains its shares without converting into the depositary receipts even after the corporation has issued depositary receipts, and such shareholder transfers its shares by converting its shares into the depositary receipts at the time of transfer.

If you are subject to tax on capital gains with respect to the sale of ADSs, or of our common shares which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of common shares on the Korea Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount at the lower of (i) 11% (including resident surtax) of the gross realization proceeds and (ii) 22.0% (including resident surtax) of the net realized gains (subject to the production of satisfactory evidence of acquisition costs and the transaction costs for the common shares or the ADSs) and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law.

Generally, to obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. However, in order for the beneficiary of capital gains from securities who is a corporation or an individual in Labuan to be qualified for a limited tax rate, the beneficiary must obtain an approval before such capital gains from securities is realized by submitting legal evidentiary documents that verify the country of tax residence of the beneficiary to the Commissioner of National Tax Service along with a request for prior approval of tax withholding or the beneficiary may submit a request for correction to the responsible director of the tax office within three years of withholding tax at source. See ITEM 10.E. “TAXATION — KOREAN TAXATION — Tax treaties” for additional explanation on claiming treaty benefits.

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

Inheritance tax and gift tax

Korean inheritance tax is imposed upon (i) all assets (wherever located) of the deceased if he or she was domiciled in Korea at the time of his or her death and (ii) all property located in Korea which passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above (based on the donee’s place of domicile in the case of (i) above). The taxes are imposed if the value of the relevant property is above a limit and vary from 10% to 50% at sliding scale rate according to the value of the relevant property and the identity of the parties involved. The inheritance tax rate in Korea was evaluated to be considerably higher than the rates in other OECD member nations. As a result, on October 1, 2008, the Korean government submitted a legislative bill to the National Assembly proposing a reduction in the inheritance tax from the current rate, which ranges from 10% to 50%, to a rate ranging from 6% to 33%; however, due to opposition from numerous members of the National Assembly, the bill is still pending in the National Assembly.

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

Securities transaction tax

The Securities Transaction Tax Act provides that a securities transaction tax shall be imposed on the transfer of share certificate or shares (according to the legislative bill submitted by the government to the National Assembly on September 22, 2009, it was proposed to add transfer of ETF (Exchange Traded Fund) as a transaction subject to the securities transaction tax beginning in 2012, in addition to the current taxable transactions including transfer of share certificates and shares; however, the bill is still pending in the National Assembly). However, in the event of the transfer of share certificates listed in overseas securities markets such as the New York Stock Exchange or NASDAQ that is similar to the Korean securities market, such transfer is not subject to the securities transaction tax. The said Act provides that the types of share certificates that are subject to the securities transaction tax is a share certificate issued by a domestic corporation established according to the Commercial Act or a special act, or the share certificate or depositary receipts which are issued by a non-Korean corporation that are listed or registered in the securities market. Therefore, if you transfer common shares in a Korean corporation and the common shares are not listed in the securities market overseas, you will be subject to a securities transaction tax at the rate of 0.5%.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes material U.S. federal income tax consequences of the purchase, ownership or disposition of our ADSs and common shares as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for purposes of the current Korea-United States income tax treaty, (ii) whose ADSs or common shares are not, for purposes of the treaty, effectively connected with a permanent establishment in Korea and (iii) who otherwise qualify for the full benefits of the treaty. Except where noted, it deals only with our ADSs and common shares held as capital assets and does not deal with special situations, such as those of:

•	financial institutions;

•	regulated investment companies;

•	tax-exempt organizations;

•	grantor trusts;

•	certain former citizens or residents of the United States;

•	insurance companies;

•	dealers or traders in securities or currencies;

•	persons liable for alternative minimum tax;

•	persons (including traders in securities) using a mark-to-market method of accounting;

•	persons that have a “functional currency” other than the U.S. dollar;

•	persons that own (or are deemed to own) 10% or more (by voting power) of our common shares;

•	persons who hold our common shares or ADSs as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction; or

•	entities that are treated as partnerships for U.S. federal income tax purposes.

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

Persons considering the purchase, ownership or disposition of our ADSs or common shares should consult their own tax advisor concerning U.S. federal income tax consequences in light of their particular situation as well as any other tax consequences arising under the laws of any taxing jurisdiction. In particular, while we do not believe we were a passive foreign investment company in 2007, due to deterioration of the trading price of our ADSs and our holding of a significant amount of cash, short-term investments, and other passive assets, it is likely we were a passive foreign investment company in 2008 and 2009, and there is a significant risk that we will continue to be one in 2010. See discussion under ITEM 10.E. “TAXATION — U.S. FEDERAL INCOME TAX CONSIDERATIONS — Passive foreign investment companies.”

As used herein, the term “U.S. Holder” means a beneficial holder of our ADS or common share that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that:

•	is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code; or

•	has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States domestic trust.

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

The determination of whether we are a PFIC is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are uncertain or beyond our control, including the value of our assets, ADSs and common shares and the amount and type of our income. In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments and other passive assets after our initial public offering, we may have been since our initial public offering, and may be in subsequent years, a PFIC. In particular, while we do not believe we were a PFIC in 2007, due to deterioration of the trading price of our ADSs and our holding of a significant amount of cash, short-term investments, and other passive assets, it is likely we were a PFIC in 2008 and 2009, and there is a significant risk that we will continue to be a PFIC in 2010. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you could be subject to adverse U.S. federal income tax consequences as discussed below. Once we are a PFIC for any portion of the period that you hold our ADSs or common shares, all of our subsequent distributions, and any subsequent dispositions by you of such ADSs or common shares, are subject to the excess distribution rules discussed below, even after we cease to be a PFIC.

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

In addition, if we are a PFIC in the taxable year in which such dividends are paid or in the proceeding taxable year, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011. If we are a PFIC, you will be required to file Internal Revenue Service Form 8621 for each taxable year in which, among other circumstances, you receive a distribution with respect to our ADSs or common shares.

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

If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of our ADSs or common shares at the end of the year over your adjusted tax basis in our ADSs or common shares. You will be entitled to deduct, as an ordinary loss each year the excess of your adjusted tax basis in our ADSs or common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Taxation of capital gains

If you hold our ADSs or common shares while we are a PFIC

If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to the special tax rules discussed above governing “excess distributions” received with respect to our ADSs or common shares. An excess distribution can arise from gain realized on the sale or other disposition (including a pledge) of our ADSs or common shares. The entire gain on disposition of PFIC stock is treated as an excess distribution. Generally, otherwise applicable nonrecognition provisions of the Code are not applicable to transfers of stock in a PFIC, and otherwise unrecognized gain will be recognized and treated as an excess distribution. See “ITEM 10.E. TAXATION — U.S. FEDERAL INCOME TAX CONSIDERATIONS — Taxation of dividends — if you hold our ADSs or common shares while we are a PFIC” above for additional information concerning the taxation of excess distributions.

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

If we are never a PFIC while you hold our ADSs or common shares

If we are never a PFIC while you have held our ADSs or common shares, you generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our ADSs or common shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange, or other disposition (without reduction for any Korean or other non-U.S. tax withheld from such disposition) and your adjusted tax basis in the ADSs or common shares. Your adjusted tax basis in an ADS or common share generally will be its United States dollar cost. The United States dollar cost of a common share purchased with foreign currency generally will be the United States dollar value of the purchase price paid on the date of the purchase or, if the common shares are traded on an established securities market and the investor is a cash-basis or electing accrual basis taxpayer, the settlement date. Such capital gain or loss will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, including individuals) or loss if, on the date of sale, exchange, or other disposition, the ADSs or common shares were held by you for more than one year. The deductibility of capital losses is subject to limitations. Capital gain or loss from the sale, exchange, or other disposition will generally be sourced within the United States for U.S. foreign tax credit purposes. Any such loss, however, could be resourced to the extent of dividends treated as received with respect to such ADSs or common shares within the preceding 24-month period. Consequently, you may not be able to use the foreign tax credit arising from any Korean tax imposed on the sale, exchange, other disposition of an ADS or common share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Any Korean securities transaction tax imposed on the sale or other disposition of our common shares or ADSs or common shares will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such tax, subject to applicable limitations under the Code.

Under the Tax Convention, a U.S. resident is generally exempt from Korean taxation on gains from the sale, exchange or other disposition of our ADSs or common shares subject to certain exceptions. You are urged to consult your tax advisor regarding possible application of the Tax Convention.

Information Reporting Regarding PFICs and Specified Foreign Financial Assets

Congress recently enacted the “Hiring Incentives to Restore Employment Act” (the “Act”). Under the Act, each U.S. Holder who is a shareholder of a PFIC is required to file an annual report containing such information as the IRS may require, unless otherwise provided by the IRS. This requirement, which took effect on March 18, 2010, is in addition to the annual reporting requirements for a U.S. Holder of an interest in a PFIC that has made a QEF election. In Notice 2010-34, the IRS advised that it is developing further guidance regarding the PFIC reporting obligations under the Act and that, in the meantime, U.S. Holders that were not otherwise required to file an annual report prior to March 18, 2010, will not be required to file an annual report as a result of the Act for taxable years beginning before March 18, 2010.

The Act also requires individual U.S. Holders with an interest in a “specified foreign financial asset” to file a report to the IRS with information relating to the asset and the maximum value thereof during the taxable for any year in which the aggregate value of all such assets is greater than $50,000 (or such higher dollar amount as prescribed by Treasury regulations). Specified foreign financial assets include any depository or custodial account held at a foreign financial institution; any debt or equity interest in a foreign financial institution if such interest is not regularly traded on an established securities market; and, if not held at a financial institution, (i) any stock or security issued by a non-United States person, (ii) any financial instrument or contract held for investment where the issuer or counterparty is a non-United States person, and (iii) any interest in an entity which is a non-United States person. Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an annual report under this provision. The requirement to file a report is effective for taxable years beginning after March 18, 2010. Penalties apply to any failure to file a required report.

In the event a U.S. Holder does not file the information reports described above relating to ownership of a PFIC or disclosure of specified foreign financial assets, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year will not close before such report is filed.

If you are a U.S. Holder, you are urged to consult with your own tax advisor regarding the application of the PFIC and specified foreign financial assets information reporting requirements and related statute of limitations tolling provisions with respect to the ADSs or our common shares.

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

Under United States Treasury regulations, U.S. Holders that participate in “reportable transactions” (as defined in the regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. You should consult your own tax advisor as to the possible obligation to file Form 8886 with respect to the sale, exchange or other disposition of any Won received as a dividend from our ADSs or common shares, or as proceeds from the sale of our ADSs or common shares.

ITEM 10.F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

ITEM 10.G.	STATEMENT BY EXPERTS

Not applicable.

ITEM 10.H.	DOCUMENTS ON DISPLAY

We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in ITEM 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report. You may inspect and copy this annual report, including exhibits, and documents that are incorporated by reference in this annual report at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Any filings we make electronically will be available to the public over the Internet at the Web site of the SEC at http://www.sec.gov.

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

As of December 31, 2009, we had Japanese Yen denominated accounts receivable of Won 2,138 million, which represented 36.17% of our total consolidated accounts receivable balance, and U.S. dollar denominated accounts receivable of Won 963 million, which represented 16.29% of our total consolidated accounts receivable balance. We also had Japanese Yen denominated accounts payable of Won 635 million, which represented 19.81% of our total consolidated accounts payable balance, and U.S. dollar denominated accounts payable of Won 307 million, which represented 9.59% of our total consolidated accounts payable balance. As these balances all have short maturities, exposure to foreign currency fluctuations on these balances is not significant. For example, a hypothetical 10% appreciation of the Won against the Japanese Yen and the U.S. dollar, in the aggregate, would reduce our cash flows by Won 216 million.

In 2009, Won 45,860 million of our revenue was derived from currencies other than the Won: primarily the Japanese Yen, Won 31,991 million; the NT dollar, Won 1,613 million; the Thai Baht, Won 1,150 million; and the U.S. dollar, Won 5,800 million. A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Won in 2009 would have reduced our revenue by Won 4,055 million.

Since 2005, we have begun entering into derivatives arrangements to hedge against the risk of foreign currency fluctuation. As of March 31, 2010, we had no foreign currency forward contracts outstanding. We may in the future continue to enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risks, but we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Korean exchange control regulations that restrict our ability to convert the Won into U.S. dollars, Japanese Yen or EMU Euros under certain emergency circumstances.

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

Credit risk

As our cash and cash equivalents and short-term financial instruments are placed with several local financial institutions, of which approximately 24% are held at one financial institution, we face a potential credit risk that the financial institutions may become insolvent and be unable to repay our principal and interest in a timely manner. While the management believes such financial institutions are of a high credit quality, it is difficult for us to predict the financial condition of the Korean banking sector and the financial institutions that manage our cash holdings. We may be materially and adversely affected by any widespread failure in the Korean banking sector caused by economic downturn and the volatile financial markets in the future.

The above discussion and the estimated amounts generated from the sensitivity analyses referred to above include “forward-looking statements,” which assume for analytical purposes that certain market conditions may occur. Accordingly, such forward-looking statements should not be considered projections by us of future events or losses.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us

The Bank of New York Mellon, as depositary, has agreed to reimburse the Company for expenses they incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

From January 1, 2009 to December 31, 2009, the Company received no reimbursement from the depositary, while the depositary waived fees for the standard costs associated with the administration of the ADR estimated to total US$46,473.52.

From January 1, 2010 to the date of this Annual Report, the Company received from the depositary US$34,640.58 for legal fees, after deducting the applicable withholding tax from the total amount payable by the depositary of US$48,000.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2009. Based on this evaluation and as a result of the material weakness discussed below, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2009. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Due to the material weakness described below, we performed additional analysis, additional closing procedures, and other post-closing procedures to ensure that our consolidated financial statements were prepared in accordance with generally accepted accounting principles. Accordingly, our management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

Management’s Annual Report on Internal Control over Financial Reporting

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

Our management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009, based upon criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with our management’s evaluation of our internal control over financial reporting described above, our management has identified the following material weakness in our internal control over financial reporting as of December 31, 2009.

Lack of monitoring controls over significant transactions at a subsidiary level.

We did not design or operate effective monitoring controls over significant transactions at a subsidiary level. Specifically, the internal control over the accuracy and completeness of the severance benefits and approval of the related benefit distribution to a former director at the subsidiary level was not effective.

This material weakness could result in a misstatement of the aforementioned accounts and disclosures that would result in a material misstatement to our consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

Because of the material weakness described above, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2009, based on the Internal Control — Integrated Framework issued by the COSO.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included in ITEM 19 of this Form 20-F.

Remediation of Material Weakness in Internal Control over Financial Reporting

As of the date of the filing of this annual report, our management, including our Chief Executive Officer and Chief Financial Officer and the Audit Committee, have established a plan of actions to address the material weakness in our internal control over financial reporting, including implementing new controls that requires pre-approval from the Chief Financial Officer of Gravity for all significant payments of subsidiaries and the performance of regular monitoring of subsidiaries treasury cycle activities by Gravity’s headquarter finance team.

We believe these steps will enable us to remediate the material weakness reported as of December 31, 2009. As part of our 2010 assessment of internal control over financial reporting, our management will conduct sufficient testing and evaluation of the control to be implemented as part of this remediation plan to ascertain that they are designed and operate effectively.

Changes in Internal Control over Financial Reporting

In our consolidated financial statements as of and for the year ended December 31, 2008, our management identified a material weakness in our internal control over financial reporting related to lack of controls over equity method investments. To address this material weakness, our management, in 2009, implemented a number of measures to rectify the material weakness including preparing a review checklist on the financial statements of our equity method investments and performing a regular interview and review process with the management of the entity accounted for under the equity method to understand the investee’s accounting policy and to ensure the completeness and accuracy of GAAP conversion process to identify any potential GAAP difference for material transactions.

As of December 31, 2009, our management determined that the remediation measures undertaken to improve our internal control over financial reporting have enabled it to conclude that the material weakness identified in 2008 has been remediated.

Other than remediation of the prior year material weakness described above and the material weakness over monitoring controls over significant transactions at a subsidiary level, there have been no other changes in our internal control over financial reporting during the year ended December 31, 2009 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

In addition, the Company enhanced certain internal controls related to treasury cycle activities at the subsidiary level, and the related controls over approval and internal reporting procedures.

ITEM 16.	RESERVED

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Phillip Young Ho Kim, our outside director is an “audit committee financial expert,” as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act. Mr. Kim is an independent director as such term is defined in Rule 10A-3 of the Exchange Act for purpose of the listing standards of the NASDAQ Stock Market that are applicable.

ITEM 16.B.	CODE OF ETHICS

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

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2008 and 2009 for professional services rendered by our principal accountants Samil PricewaterhouseCoopers, the Korean member firm of PricewaterhouseCoopers, depending on the various types of services and a brief description of the nature of such services.

	Aggregate
	Fees
	Billed During
	the Year
	Ended
	December 31,
Type of Service	2008	2009	Nature of Services
	(In millions
	of Won)

Audit Fees	495	495	Audit service for the Company and its subsidiaries.
Audit-Related Fees	—	25	Accounting advisory service.
Tax Fees	—	—
All Other Fees	—	—

Total	495	520

The policy of our audit committee is to pre-approve all engagements of principal accountants and all audit and non-audit services to be provided by the principal accountants, other than as permitted under applicable laws and regulations.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

See ITEM 6.C. “BOARD PRACTICES.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to ITEM 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to ITEM 19 “Exhibits” for a list of all financial statements and schedules filed as part of this annual report.

ITEM 19.	EXHIBITS

(a) Financial Statements filed as part of this annual report

The following financial statements and related schedules, together with the reports of independent accountants thereon, are filed as part of this annual report:

(b) Exhibits filed as part of this annual report

1	.1◊◊	Articles of Incorporation, amended as of June 12, 2009 (English translation)
2	.1*	Form of Stock Certificate of Registrant’s common stock, par value Won 500 per share
2	.1**	Form of Deposit Agreement among Registrant, The Bank of New York Mellon, formerly known as The Bank of New York, as depositary, and all holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, including the form of American depositary receipt**
4	.1*	Agreement on the Development of RAGNAROK Online, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English)
4	.2*	Agreement on the Exclusive License of Copyright Regarding Ragnarok Game Services, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English)
4	.3*	Cooperation Agreement on Ragnarok Game Services, dated May 31, 2002, between Myoung-Jin Lee and Registrant (translation in English)
4	.4*	Agreement on Factual Matters, dated November 19, 2002, between Myoung-Jin Lee and Registrant (translation in English)
4	.5*	Agreement on Ragnarok Game Services and Related Matters, dated January 22, 2003, between Myoung-Jin Lee and Registrant (translation in English)
4	.6*	Agreement, dated June 3, 2003, between Myoung-Jin Lee and Registrant (translation in English)
4	.7*	Agreement, dated October 27, 2004, between Myoung-Jin Lee and Registrant (translation in English)
4	.8*	Investment Agreement, dated February 19, 2002, between Sunny YNK Inc. and Registrant (translation in English)
4	.9*	Agreement, dated February 21, 2002, between Sunny YNK Inc. and Registrant (translation in English)
4	.10†	Share Purchase Agreement, dated May 3, 2005, between Mr. Moon Kyu Kim and Registrant (translation in English)
4	.11*	Ragnarok License and Distribution Agreement, dated July 24, 2002, between GungHo Online Entertainment, Inc. (formerly ONSALE Japan K.K.) (licensee in Japan) and Registrant
4	.12*	Amendment to Ragnarok License and Distribution Agreement, dated September 23, 2004, between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant
4	.13*	Ragnarok Exclusive License and Distribution Agreement, dated May 20, 2002, between Soft-World International Corporation (licensee in Taiwan and Hong Kong) and Registrant
4	.14*	Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 19, 2004, between Soft-World International Corporation (licensee in Taiwan and Hong Kong) and Registrant
4	.15*	Exclusive Ragnarok License and Distribution Agreement, dated October 21, 2002, among Soft-World International Corporation, Value Central Corporation (licensee in China) and Registrant

4	.16†	Fourth Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated May 18, 2005, among Soft-World International Corporation, Value Central Corporation (licensee in China) and Registrant
4	.17*	Ragnarok License and Distribution Agreement, dated June 13, 2002, between Asiasoft International Co., Ltd. (licensee in Thailand) and Registrant
4	.18*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 27, 2004, between Asiasoft International Co., Ltd. (licensee in Thailand) and Registrant
4	.19*	Exclusive Ragnarok License and Distribution Agreement, dated May 12, 2003, among Soft-World International Corporation, Value Central Corporation (licensee in Malaysia and Singapore) and Registrant
4	.20*	Exclusive Ragnarok License and Distribution Agreement, dated March 25, 2003, between Level Up! Inc. (licensee in the Philippines) and Registrant
4	.21†	Third Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated February 18, 2005, between Level Up! Inc. (licensee in the Philippines) and Registrant
4	.22*	Exclusive Ragnarok License and Distribution Agreement, dated April 2, 2004, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant
4	.23*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 29, 2004, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant
4	.24*	Exclusive Ragnarok Online License and Distribution Agreement, dated November 26, 2003, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant
4	.25*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated December 2, 2003, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant
4	.26*	Second Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated November 18, 2004, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant
4	.27†	Exclusive Ragnarok License and Distribution Agreement, dated July 16, 2004, between Ongamenet PTY Ltd. (licensee in Australia and New Zealand) and Registrant
4	.28†	Exclusive Ragnarok License and Distribution Agreement, dated August 15, 2004, between Level Up! Interactive SA (licensee in Brazil) and Gravity Co., Ltd.
4	.29*	Exclusive Ragnarok Software License Agreement, dated May 24, 2004, between Level Up Network India Pvt. Ltd. (licensee in India) and Gravity Co., Ltd.
4	.30*	Lease Agreement, dated August 1, 2004, between Jung Ryool Kim and Registrant (translation in English)
4	.31*	Equipment Sales Agreement, dated December 1, 2003, between Gravity Interactive LLC and Registrant
4	.32*	Service and Distribution of Earnings and Profit Agreement, dated April 1, 2003, between Gravity Interactive, LLC and Registrant
4	.33*	Loan Agreement, dated January 1, 2004, between Gravity Entertainment Corporation, formerly RO Production Ltd., and Registrant (translation in English)
4	.34*	Share (syusshi-mochiban) Assignment Agreement, dated October 25, 2004, between GungHo Online Entertainment, Inc. and Registrant
4	.35*	Joint Project Agreement for TV Animation “Ragnarok,” dated October 1, 2004, among Gravity Entertainment Corporation, formerly RO Production Ltd., GDH Co., Ltd., TV Tokyo Medianet Co., Ltd., Amuse Soft Entertainment Co., Ltd. and GNG Entertainment Inc (translation in English)
4	.36*	Ragnarok Sales Agency Agreement, dated April 10, 2002, between Sunny YNK Inc. and Registrant (translation in English)
4	.37††	Lease Agreement, dated October 19, 2005, between Gravity Co., Ltd. and Meritz Fire & Marine Insurance Co., Ltd.
4	.38††	Real Estate Sale Agreement, dated May 22, 2006, between Gravity Co., Ltd. and Yahoh Communication Ltd.

4	.39††	Global Publishing Agreement, dated November 7, 2005, between Gravity Co., Ltd. and Ndoors Corporation.
4	.40††	Global Publishing Agreement, dated November 15, 2005, between Gravity Co., Ltd. and Sonnori Co., Ltd.
4	.41†††	Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated April 20, 2005 between Level Up! Inc. (licensee in Brazil) and Gravity Co., Ltd.
4	.42†††	Fifth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 22, 2006 between Level Up! Inc. (licensee in the Philippines) and Gravity Co., Ltd.
4	.43†††	Exclusive Ragnarok Online Software License Agreement dated April 9, 2006 between Game Flier (Malaysia) Sdn. Bhd. (licensee in Malaysia and Singapore) and Gravity Co., Ltd.
4	.44†††	3rd Amendment to the Exclusive Ragnarok License and Distribution Agreement dated April 15, 2006 between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Gravity Co., Ltd.
4	.45†††	2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2006 between GungHo Online Entertainment, Inc. (licensee in Japan) and Gravity Co., Ltd.
4	.46†††	Agreement on Changes of the Global Publishing Contract dated October 9, 2006 between Ndoors Corporation (developer of “Time N Tales”) and Gravity Co., Ltd.
4	.47†††	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated October 22, 2006 between Soft-World International Corporation (licensee in Taiwan) and Gravity Co., Ltd.
4	.48†††	Agreement on Changes of the Lease Contract dated January 8, 2007 between Meritz Fire & Marine Insurance Co., Ltd. and Gravity Co., Ltd.
4	..49◊	Exclusive Emil Chronicle Online License and Distribution Agreement dated August 1, 2007, between GameCyber Technology Ltd. (licensee in Taiwan and Hong Kong) and Gravity Co., Ltd.
4	..50◊	First Amendment to the Ragnarok Online Software Agreement dated October 9, 2007, between Game Flier (Malaysia) Sdn. Bhd. (licensee in Singapore and Malaysia) and Gravity Co., Ltd.
4	..51◊	Exclusive Ragnarok Online 2 License and Distribution Agreement dated October 15, 2007, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Gravity Co., Ltd.
4	..52◊	Amendment to the exclusive Ragnarok Online License and Distribution Agreement dated October 22, 2007, between Soft-World International Corporation (licensee in Taiwan and Hong Kong) and Gravity Co., Ltd.
4	..53◊	Exclusive Requiem Online License and Distribution Agreement dated December 1, 2007, between Gravity CIS, Inc. (licensee in Russia and CIS countries) and Gravity Co., Ltd.
4	..54◊	Lease Agreement dated January 1, 2008, between Korea SW Industry Promotion Agency and Gravity Co., Ltd.
4	..55◊	Second Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2008, between Gravity Interactive, Inc. (licensee in the United States and Canada) and Gravity Co., Ltd.
4	..56◊	Exclusive Ragnarok Online 2 Authorization to Use and Distribute Software Agreement dated January 21, 2008, between Level Up! Interactive S.A. (licensee in Brazil) and Gravity Co., Ltd.
4	..57◊	First Amendment to the exclusive Emil Chronicle Online License and Distribution Agreement dated January 23, 2008, between GameCyber Technology Ltd. (licensee in Taiwan and Hong Kong) and Gravity Co., Ltd.
4	..58◊	Exclusive Pucca Racing License and Distribution Agreement dated January 23, 2008, between Ini3 Digital Co., Ltd. (licensee in Thailand), Vooz Co., Ltd. (character licensor) and Gravity Co., Ltd.
4	..59◊	Exclusive Requiem Online License and Distribution Agreement dated February 21, 2008, between Gravity Interactive, Inc. (licensee in the United States and Canada) and Gravity Co., Ltd.
4	..60◊	Sixth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated February 27, 2008, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Gravity Co., Ltd.
4	.61◊◊	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 4, 2008 between AsiaSoft Corporation Public Co., Ltd. (licensee in Thailand) and Gravity Co., Ltd.

4	.62◊◊	Fourth Amendment to the Exclusive Ragnarok License and Distribution Agreement dated April 30, 2008, between Burda:ic GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Gravity Co., Ltd.
4	.63◊◊	Assignment of Agreement dated May 30, 2008, among Level Up! Network India Pvt. Ltd., Level Up! International Holdings Pte. Ltd. (licensees in India) and Gravity Co., Ltd.
4	.64◊◊	First Amendment to the Exclusive Ragnarok Software License Agreement dated June 1, 2008, between Gravity EU SASU (licensee in France and 9 other European countries) and Gravity Co., Ltd.
4	.65◊◊	Exclusive Ragnarok Online License and Distribution Agreement dated July 2, 2008, between AsiaSoft Corporation Public Co., Ltd. (licensee in Vietnam) and Gravity Co., Ltd.
4	.66◊◊	First Amendment to the Exclusive Emil Chronicle Online License and Distribution Agreement dated July 4, 2008, between Infocomm Asia Holdings Pte. Ltd. and Gravity Co., Ltd.
4	.67◊◊	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated September 1, 2008, between Shengqu Information Technology (Shanghai) Co., Ltd. (licensee in China) and Gravity Co., Ltd.
4	.68◊◊	Exclusive Ragnarok Online License and Distribution Agreement dated September 1, 2008, between Level Up! Inc. (licensee in the Philippines) and Gravity Co., Ltd.
4	.69◊◊	Exclusive Emil Chronicle Online License and Distribution Agreement dated December 8, 2008, between Run Up Game Distribution and Development Sdn. Bhd. (licensee in Singapore and Malaysia) and Gravity Co., Ltd.
4	.70◊◊	Third Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2009, between Gravity Interactive, Inc., (licensee in the United States, Canada, Australia and New Zealand) and Gravity Co., Ltd.
4	.71◊◊	Exclusive Ragnarok Online License and Distribution Agreement dated January 21, 2009, between Tahadi Games Ltd. (licensee in UAE and 19 other countries) and Gravity Co., Ltd.
4	.72◊◊	Exclusive Emil Chronicle Online License and Distribution Agreement dated February 26, 2009, between PT. Wave Wahana Wisesa (licensee in Indonesia) and Gravity Co., Ltd.
4	.73◊◊	Exclusive Ragnarok Authorization and Distribution Agreement dated March 2, 2009, between Level Up! Interactive S.A (licensee in Brazil) and Gravity Co., Ltd.
4	.74◊◊	Seventh Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated March 7, 2009, between Gravity CIS, Inc. (licensee in Russia and CIS countries) and Gravity Co., Ltd.
4	.75◊◊	Form of employment agreement with director and senior management.
4.76		Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated September 1, 2009 between Gravity Interactive, Inc. (licensee in the United States, Canada, Australia, New Zealand and India) and Gravity Co., Ltd.
4.77		Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2009 between GungHo Online Entertainment, Inc. (licensee in Japan) and Gravity Co., Ltd.
4.78		Fifth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated October 1, 2009 between Gravity Interactive, Inc. (licensee in the United States, Canada, Australia, New Zealand and India) and Gravity Co., Ltd.
4.79		Second Amendment to the Ragnarok Online Software License Agreement dated October 9, 2009 between Game Flier (Malaysis) Sdn. Bhd. (licensee in Singapore and Malaysia) and Gravity Co., Ltd.
4.80		Ragnarok Online Exclusive Game License Agreement dated October 22, 2009 between Game Flier International Corporation (licensee in Taiwan, Hong Kong and Macau) and Gravity Co., Ltd.
4.81		First Amendment to Exclusive Requiem Online License and Distribution Agreement dated December 1, 2009 between Gravity Interactive, Inc. (licensee in the United States, Canada and 40 European countries) and Gravity Co., Ltd.
4.82		Global Service Agreement dated December 1, 2009 between AsiaSoft Corporation Public Co., Ltd., (consignee in Thailand, Singapore, Vietnam and Malaysia) and Gravity Co., Ltd.
4.83		Fifth Amendment to the Exclusive Ragnarok License and Distribution Agreement dated February 1, 2010 between Burda:ic GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Gravity Co., Ltd.

4.84		Global Service Agreement dated February 2, 2010 between PT. Lyto Datarindo Fortuna (consignee in Indonesia) and Gravity Co., Ltd.
4.85		Ragnarok Online Game License Agreement dated February 27, 2010 between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Gravity Co., Ltd.
4.86		Second Amendment to the Exclusive Requiem Online License and Distribution Agreement dated March 1, 2010 between Gravity Interactive, Inc. (licensee in the United States, Canada and 39 European countries) and Gravity Co., Ltd.
4.87		Exclusive Requiem Online License and Distribution Agreement dated March 2, 2010 between Game Flier International Corporation (licensee in Taiwan, Hong Kong and Macau) and Gravity Co., Ltd.
4.88		Exclusive Ragnarok Online License and Distribution Agreement dated March 5, 2010 between AsiaSoft Corporation Public Co., Ltd., (licensee in Thailand) and Gravity Co., Ltd.
8.1		List of Registrant’s subsidiaries
11	.1††	Registrant’s Code of Ethics (amended)
12.1		CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2		CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.3		CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1		CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2		CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.3		CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-122159)

**	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-122160)

†	Previously filed as exhibits to our annual report on Form 20-F filed on June 30, 2005. (File No. 000-51138)

††	Previously filed as exhibits to our annual report on Form 20-F filed on June 30, 2006. (File No. 000-51138)

†††	Previously filed as exhibits to our annual report on Form 20-F filed on June 29, 2007. (File No. 000-51138)

◊	Previously filed as exhibits to our annual report on Form 20-F filed on June 27, 2008. (File No. 000-51138)

◊◊	Previously filed as exhibits to our annual report on Form 20-F filed on June 30, 2009. (File No. 000-51138)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:     Heung Gon Kim

Title:	Chief Financial Officer

Date: June 1, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of
Gravity Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Gravity Co., Ltd. and its subsidiaries (“the Company”), at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, because a material weakness in internal control over financial reporting related to the design and operation of monitoring controls over significant transactions at a subsidiary level existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2009 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for noncontrolling interests in 2009.

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

/s/  Samil PricewaterhouseCoopers
Samil PricewaterhouseCoopers

Seoul, KOREA
June 1, 2010

GRAVITY CO., LTD.

CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2009

	2008		2009		2009
					(Note 3)
					(Unaudited)
	(In millions of Korean Won and in thousands of US dollars except share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	~~W~~	53,168	~~W~~	51,333	$45,379
Short-term financial instruments		7,278		16,000	14,144
Short-term available-for-sale investments (accounted for using fair value option)		—		4,973	4,396
Accounts receivable, net (including related party balances of ~~W~~3,291 and ~~W~~2,377, respectively)		6,540		5,907	5,222
Current portion of deferred income tax assets		—		375	332
Other current assets (including related party balances of ~~W~~20 and ~~W~~41, respectively)		5,564		4,311	3,811

Total current assets		72,550		82,899	73,284

Property and equipment, net		5,226		2,837	2,508
Leasehold and other deposits		1,501		1,496	1,322
Intangible assets		12,605		12,455	11,011
Equity method investments		2,420		1,100	972
Deferred revenue tax assets		207		—	—
Other non-current assets (including related party balances of ~~W~~47 and ~~W~~55, respectively)		1,426		1,651	1,460

Total assets	~~W~~	95,935	~~W~~	102,438	$90,557

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including related party balances of ~~W~~402 and ~~W~~507, respectively)	~~W~~	3,093	~~W~~	3,205	$2,833
Deferred revenue (including related party balances of ~~W~~630 and ~~W~~606, respectively)		3,286		3,750	3,315
Current portion of deferred income tax liabilities		18		—	—
Other current liabilities		2,000		1,293	1,143

Total current liabilities		8,397		8,248	7,291

Long-term deferred income (including related party balances of ~~W~~4,828 and ~~W~~5,495, respectively)		9,839		9,658	8,538
Accrued severance benefits		926		478	423
Deferred income tax liabilities		—		272	240
Other non-current liabilities (including related party balances of ~~W~~9 in 2008)		165		172	152

Total liabilities		19,327		18,828	16,644

Commitments and contingencies
Parent Company Shareholders’ equity:
Preferred shares, ~~W~~500 par value, 2,000,000 shares authorized, and no shares issued and outstanding at December 31, 2008 and 2009		—		—	—
Common shares, ~~W~~500 par value, 38,000,000 shares authorized, and 6,948,900 shares issued and outstanding at December 31, 2008 and 2009		3,474		3,474	3,072
Additional paid-in capital		75,247		75,395	66,650
Retained earnings (accumulated deficit)		(5,652)		1,265	1,118
Accumulated other comprehensive income		3,402		3,262	2,884

Total parent company shareholders’ equity		76,471		83,396	73,724

Non-controlling interest		137		214	189

Total equity		76,608		83,610	73,913

Total liabilities and equity	~~W~~	95,935	~~W~~	102,438	$90,557

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2007, 2008 and 2009

	2007		2008		2009		2009
							(Note 3)
							(Unaudited)
	(In millions of Korean Won and in thousands of US dollars except per share data)

Revenue
Online games-subscription revenue	~~W~~	9,405	~~W~~	12,576	~~W~~	12,674	$11,204
Online games-royalties and license fees (including related party revenue of ~~W~~16,773, ~~W~~23,326 and ~~W~~28,089, respectively)		24,698		30,110		34,037	30,090
Mobile games (including related party revenue of ~~W~~390, ~~W~~2,309 and ~~W~~2,951, respectively)		4,063		6,882		7,882	6,968
Character merchandising, animation and other revenue (including related party revenue of ~~W~~597, ~~W~~1,089, and ~~W~~947, respectively)		2,063		3,602		2,810	2,484

Total net revenue		40,229		53,170		57,403	50,746
Cost of revenue (including related party cost of ~~W~~86, ~~W~~483 and ~~W~~188, respectively)		19,479		27,772		21,170	18,715

Gross profit		20,750		25,398		36,233	32,031
Selling, general and administrative (including related party expenses of none, ~~W~~121 and ~~W~~482 respectively)		28,159		23,489		21,651	19,140
Research and development		5,761		2,145		1,799	1,590
Impairment losses on investments		8,619		—		—	—
Impairment losses on intangible assets		871		—		280	248
Settlement cost of litigation		—		—		1,649	1,458

Operating income (loss)		(22,660)		(236)		10,854	9,595
Other income (expenses)
Interest income		3,041		2,857		2,395	2,117
Interest expense		(92)		(31)		(41)	(36)
Foreign currency income (losses), net		388		3,235		(225)	(199)
Others, net		104		(31)		(21)	(19)

Income (loss) before income tax expenses and equity loss of joint venture and partnership		(19,219)		5,794		12,962	11,458
Income tax expenses		2,916		3,379		4,544	4,017

Income (loss) before equity loss of related joint venture and partnership		(22,135)		2,415		8,418	7,441

Equity loss of joint venture and partnership(1)		1,026		5,119		1,424	1,259
Net Income (loss)		(23,161)		(2,704)		6,994	6,182

Less: Net income attributable to the non-controlling interest		40		69		77	68

Net Income (loss) attributable to parent company	~~W~~	(23,201)	~~W~~	(2,773)	~~W~~	6,917	$6,114

Earnings (loss) per share — basic and diluted:
Net income attributable to parent company common shareholders	~~W~~	(3,339)	~~W~~	(399)	~~W~~	995	$0.88

Weighted average number of shares outstanding
Basic and diluted		6,948,900		6,948,900		6,948,900	6,948,900

(1)	See Note 19 for transactions with related party.

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years Ended December 31, 2007, 2008 and 2009

								Accumulated
						Retained		Other
	No. of			Additional		Earnings		Comprehensive		Non-Controlling
	Common	Common		Paid-in		(Accumulated		Income		Interest in
	Shares	Shares		Capital		Deficit)		(Loss)		Subsidiary		Total
	(In millions of Korean Won and in thousands of US dollars, except number of shares)

Balance at January 1, 2007	6,948,900	~~W~~	3,474	~~W~~	74,694	~~W~~	20,322	~~W~~	(377)	~~W~~	28	~~W~~	98,141
Amortization of deferred stock Compensation	—		—		432		—		—		—		432
Comprehensive income (loss)
Cumulative effect of foreign currency translation	—		—		—		—		132		—		132
Net loss	—		—		—		(23,201)		—		40		(23,161)

Total comprehensive loss													(23,029)

Balance at December 31, 2007	6,948,900		3,474		75,126		(2,879)		(245)		68		75,544
Amortization of deferred stock Compensation	—		—		121		—		—		—		121
Comprehensive income (loss)
Cumulative effect of foreign currency translation	—		—		—		—		3,647		—		3,647
Net income (loss)	—		—		—		(2,773)		—		69		(2,704)

Total comprehensive income													943

Balance at December 31, 2008	6,948,900		3,474		75,247		(5,652)		3,402		137		76,608
Amortization of deferred stock Compensation	—		—		148		—		—		—		148
Comprehensive income (loss)
Cumulative effect of foreign currency translation	—		—		—		—		(140)		—		(140)
Net income	—		—		—		6,917		—		77		6,994

Total comprehensive income													6,854

Balance at December 31, 2009	6,948,900	~~W~~	3,474	~~W~~	75,395	~~W~~	1,265	~~W~~	3,262	~~W~~	214	~~W~~	83,610

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY — (Continued)

					Accumulated
				Retained	Other
	No. of		Additional	Earnings	Comprehensive	Non-Controlling
	Common	Common	Paid-in	(Accumulated	Income	Interest in
	Shares	Shares	Capital	Deficit)	(Loss)	Subsidiary	Total
	(Note 3) Unaudited
	(In thousands of US dollars, except number of shares)

Balance at December 31, 2008	6,948,900	$3,072	$66,519	$(4,996)	$3,007	$121	$67,723
Amortization of deferred stock compensation	—	—	131	—	—	—	131
Comprehensive income (loss)
Cumulative effect of foreign currency translation	—	—	—	—	(123)	—	(123)
Net income	—	—	—	6,114	—	68	6,182

Total comprehensive income							6,059

Balance at December 31, 2009	6,948,900	$3,072	$66,650	$1,118	$2,884	$189	$73,913

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2007, 2008 and 2009

	2007		2008		2009		2009
							(Note 3)
							(Unaudited)
	(In millions of Korean Won and in thousands of US dollars)

Cash flows from operating activities
Net income (loss)	~~W~~	(23,161)	~~W~~	(2,704)	~~W~~	6,994	$6,182
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization		7,481		8,501		5,627	4,974
Allowance for other receivables		—		7		186	165
Loss on impairment of intangible assets		871		—		280	248
Loss on impairment of property and equipment		—		11		—	—
Provision for accrued severance benefits		152		885		436	386
Stock compensation expense		432		121		148	131
Loss on impairment of investment		8,619		—		—	—
Equity loss of joint venture and partnership		1,026		5,119		1,424	1,259
Loss (gain) on foreign currency transactions		(133)		108		59	52
Loss (gain) on disposition of property and equipment		(7)		84		3	3
Others		72		55		(36)	(33)
Changes in operating assets and liabilities:
Accounts receivable		(2,556)		(1,393)		265	234
Other assets		(447)		(57)		971	859
Accounts payable		9		(2,035)		(602)	(531)
Deferred revenue		1,966		(849)		1,440	1,273
Income tax payable		255		310		(503)	(444)
Deferred income taxes		(560)		(714)		86	75
Payment of severance benefits		(86)		(616)		(832)	(736)
Accrued litigation liabilities		(4,648)		—		—	—
Other liabilities		89		119		(85)	(76)

Net cash provided by (used in) operating activities	~~W~~	(10,626)	~~W~~	6,952	~~W~~	15,861	$14,021

Cash flows from investing activities
Decrease (increase) in short-term financial instruments	~~W~~	36,839	~~W~~	1,585	~~W~~	(8,743)	$(7,729)
Decrease (increase) of available-for-sale and other investments		640		—		(5,000)	(4,420)
Purchase of equity investments		—		(6,054)		(229)	(202)
Purchase of property and equipment		(4,243)		(2,217)		(627)	(554)
Proceeds from disposal of property and equipment		1,272		390		11	9
Purchase of intangible assets		(5,371)		(3,645)		(2,746)	(2,428)
Payment of leasehold deposits		(226)		(614)		(21)	(18)
Proceeds from leasehold deposits		533		1,769		4	4
Others, net		(106)		(242)		(199)	(176)

Net cash provided by (used in) investing activities		29,338		(9,028)		(17,550)	(15,514)

Cash flows from financing activities
Proceeds from borrowings		257		212		140	124
Repayment of borrowings		(695)		(294)		(195)	(173)

Net cash used in financing activities		(438)		(82)		(55)	(49)

Effect of exchange rate changes on cash and cash equivalents		—		1,738		(91)	(81)

Net increase (decrease) in cash and cash equivalents		18,274		(420)		(1,835)	(1,623)

Cash and cash equivalents
Beginning of the year		35,314		53,588		53,168	47,002

End of the year	~~W~~	53,588	~~W~~	53,168	~~W~~	51,333	$45,379

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business

Gravity Co., Ltd. (“Gravity”) was incorporated on April 4, 2000 to engage in developing and distributing online games and other related businesses principally in the Republic of Korea and other countries in Asia, North and South America and Europe. Gravity’s principal product, “Ragnarok Online,” a multi-player online role playing game was commercially launched in August 2002.

Gravity has eight subsidiaries. One is NeoCyon, Inc. for mobile service business operating in the Republic of Korea, while the others, including Gravity Interactive, Inc., operate in other countries.

On April 1, 2008, GungHo Online Entertainment, Inc. became a majority shareholder by acquiring 52.39% of the voting shares from Heartis, Inc., the former majority shareholder, and acquired additional 6.92% voting shares on June 23 and June 24, 2008. As of December 31, 2009, GungHo Online Entertainment, Inc. has majority ownership and voting rights over the Company.

The Company conducts its business within one industry segment — the business of developing and distributing online game, software and other related services.

2.	Significant Accounting Policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

New Accounting Standard Adopted in 2009

Effective September 30, 2009, the Financial Accounting Standards Board (“FASB”) established The FASB Accounting Standards CodificationTM (“ASC”) as the source of authoritative accounting to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. Except for newly issued standards which have not been codified, references to codified literature have been updated to reflect this change.

Effective January 1, 2009, the Company, as required, adopted an amendment of ASC 810, Consolidation (formerly referenced as the FASB’s SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements), which requires to make certain changes to the presentation of our financial statements. This amendment requires to classify earnings attributable to noncontrolling interests (previously referred to as “minority interest”) as part of consolidated net earnings (~~W~~69 million and ~~W~~77 million for 2008 and 2009, respectively) and to include the accumulated amount of noncontrolling interests as part of equity (~~W~~137 million and ~~W~~214 million at December 31, 2008 and 2009, respectively). The net earnings amounts the Company has previously reported are now presented as “Net income (loss) attributable to parent company” and, as required, earnings per share continues to reflect amounts attributable only to the parent company. Similarly, in the presentation of shareowners’ equity, the Company distinguishes between equity amounts attributable to parent company shareholders and amounts attributable to the noncontrolling interest — previously classified as minority interest outside of shareowners’ equity. In addition to these financial reporting changes, this guidance provides for significant changes in accounting related to noncontrolling interests; specifically, increases and decreases in the controlling financial interest in consolidated subsidiaries will be reported in equity similar to treasury stock transactions. If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are remeasured with the gain or loss reported in net earnings.

Effective January 1, 2009, the Company adopted ASC 825, Financial Instruments (formerly referenced as the FASB’s SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities).

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Gravity and the following subsidiaries (collectively referred to as the “Company”). All significant intercompany balances and transactions have been eliminated in the consolidation.

		Year of
	Year of	Obtaining	Percentage
Subsidiary	Establishment	Control	Ownership (%)

Gravity Interactive, Inc.(*1)	2003	2003	100.00
L5 Games Inc.(*1)	2007	2007	100.00
Gravity Entertainment Corp.	2003	2004	100.00
NeoCyon, Inc.	2000	2005	96.11
Gravity CIS Co., Ltd.(*2)	2005	2005	100.00
Gravity EU SASU	2006	2006	100.00
Gravity RUS Co., Ltd.(*2)	2007	2007	99.99
Gravity Middle East & Africa FZ-LLC(*3)	2007	2007	100.00

(*1)	In October 2007, Gravity Interactive, Inc. founded L5 Games Inc., as a wholly owned US-based subsidiary. L5 Games Inc. is in the process of liquidation as of December 31, 2009.

(*2)	In October 2007, the Company founded Gravity RUS Co., Ltd., a Russia-based subsidiary, and acquired 99.99% of the voting shares, and then transferred 100% of the voting shares of Gravity CIS Co., Ltd. to Gravity RUS Co., Ltd. in December 2007.

(*3)	In May 2007, the Company founded Gravity Middle East & Africa FZ-LLC, a wholly owned United Arab Emirates-based subsidiary. Gravity Middle East & Africa FZ-LLC is in the process of liquidation as of December 31, 2009.

Investments in entities where the Company holds more than 20% but less than 50% ownership or over which the Company has significant management control are accounted for using the equity method of accounting and the Company’s share of the investee’s operations is included in Equity method investments. The Company follows the equity method of accounting for investment in its joint venture Animation Production Committee (Note 7).

Investments in limited partnerships are accounted for using the equity method in accordance with ASC 323, Investment — Equity Method and Joint Ventures (formerly referenced as Emerging Issues Task Force (“EITF”) D-46, Accounting for Limited Partnership Investments), which requires the use of the equity method unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” The Company follows the equity method of accounting for investment in Online Game Revolution Fund No. 1.

The Company recorded its initial investments at cost and records its pro rata share of the earnings or losses in the results of operations of the joint venture and partnership.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include useful lives, salvage values and recovery of property, plant and equipment; recoverability of goodwill and intangible assets; valuation allowances for receivables, inventories and realization of deferred income tax assets and fair values of derivatives. Actual results could differ materially from the estimates and assumptions used.

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

During the years ended December 31, 2007, 2008 and 2009, the Company generated 89%, 87% and 84% of its revenues from countries in Asia, respectively. Any further economic downturn or crisis in Asia could have a significant negative impact on the Company.

As of December 31, 2007, 2008, and 2009, GungHo Online Entertainment, Inc. is the only licensee whose related accounts receivable and total revenue exceeds 10% of the Company’s total accounts receivable and total revenue, and the shares are as follows:

		2007		2008		2009
		Accounts		Accounts		Accounts
Country	Licensee	Receivable	Revenues	Receivable	Revenues	Receivable	Revenues

Japan	GungHo Online Entertainment, Inc.	33%	44%	50%	50%	40%	56%

Concentrations of credit risk

Cash and cash equivalents and short-term financial instruments are potentially subject to concentration of credit risk. Cash and cash equivalents and short-term financial instruments are placed with several financial institutions, of which approximately 24% of such amounts are held at one financial institution. Management believes these financial institutions are of high credit quality.

Revenue recognition

The Company derives most of its revenues from online game subscription fees mainly from Ragnarok Online paid by users in Korea, the United States and Canada, Russia and CIS countries, France and Belgium, and royalties and license fees paid by our licensees in our overseas markets.

Online games — subscription revenue

All subscription fees for the online games are prepaid, which are recorded as deferred revenue and recognized as revenue on a monthly basis in proportion to the number of days lapsed or based on actual hours used. These subscriptions are typically short-term in nature, require no additional upgrades and minor customer support.

Online games — royalties and license fees

The Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fee and guaranteed minimum royalty payments. The prepaid license fee revenues are recorded as deferred revenue and recognized ratably over the license period. If license agreements are renewed upon expiration of their terms, renewal license fees are deferred and recognized ratably over the new license period.

The Company generally provides its licensees with minimal post-contract customer support on its software products, consisting of technical supports and occasional unspecified upgrades, or enhancements during the contract term. The estimated costs of providing such support are insignificant and sufficient vendor-specific

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

evidence does not exist to allocate the revenue from software and related integration projects to the separate elements of such projects, therefore all license revenue is recognized ratably over the life of the contract.

The guaranteed minimum royalty payments are recorded as deferred revenue and recognized as the royalties are earned. In addition, the Company receives a royalty payment based on a specified percentage of the licensees’ sales, including game item revenues. These royalties that exceed the guaranteed minimum royalty are recognized on a monthly basis, as the related revenues are earned by the licensees.

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

Character merchandising, animation and other revenue

The Company licenses the right to commercialize or distribute our game characters or animation to third-party licensees in exchange for contract prices. These contract prices are recognized when the products or services have been delivered or rendered and the customers can begin their use in accordance with the contractual terms. In addition, the Company receives royalty payment based on a specified percentage of the licensees’ sales.

The Company also sells goods related to mobile phones, such as accessories and USB data cable, which is recorded in other revenue. The company records these sales of goods when delivery has occurred and collectability of the fixed or determinable sales price is reasonably assured.

Cash and cash equivalents

Cash equivalents consist of time deposits with a maturity of three months or less at the time of purchase. The Company deposits cash and cash equivalents with high credit quality financial institutions.

Short-term financial instruments

Short-term financial instruments include time deposits, with maturities greater than three months but less than a year at each reporting date.

Short-term and long-term available-for-sale investments

On January 1, 2009, the Company adopted ASC 825 Financial Instruments (formerly referenced as the FASB’s SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities). The Company has elected the fair value option for two of its investments in short-term available-for-sale securities that were acquired during the year ended December 31, 2009. Under the fair value option, unrealized gains and losses related to this investment are reflected in the consolidated statements of operations for the year ended December 31, 2009.

The Company’s remaining investments in long-term available-for-sale securities are accounted for as available-for-sale securities pursuant to ASC 320, Investments — Debt and Equity Securities (formerly referenced as the Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities). The long-term available-for-sale securities are reported on the consolidated balance sheets within other non-current assets at their estimated fair market values with any changes in the estimated fair market values being recorded as a component of accumulated other comprehensive income, net of tax. The adoption of ASC 825 did not impact retained earnings as of January 1, 2009. Investments in available-for-sale securities that were previously classified as available-for-sale as of December 31, 2008 continue to be classified as available-for-sale as of December 31, 2009.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Equity securities in non-public companies

Equity securities in non-public companies are carried at cost as fair value is not readily determinable. If the fair value of a non-public equity investment is estimated to have declined and such decline is judged to be other than temporary, the Company recognizes the impairment of the investment and the carrying value is reduced to its fair value.

Determination of impairment is based on the consideration of such factors as operating results, business plans and estimated future cash flows. Fair value is determined through the use of such methodologies as discounted cash flows, valuation of recent financings and comparable valuations of similar companies. The Company invested $9 million in acquiring Series D preferred shares of Perpetual Entertainment, Inc in 2006 and then recognized impairment losses in 2007. Perpetual Entertainment, Inc was liquidated in 2008 (See Note 7). As of December 31, 2009, the Company has no equity securities in non public companies.

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

Capitalized software development costs

The Company capitalizes certain software development costs relating to online games that will be distributed through subscriptions or licenses. The Company accounts for software development costs in accordance with ASC 985, Costs of Software to be Sold, Leased, or Marketed (formerly referenced as the FASB’s SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed). Software development

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in research and development expense. Once a software product has reached technological feasibility, then all subsequent software development costs for that product are capitalized until the product is commercially launched. Technological feasibility is evaluated on a product-by-product basis, but typically occurs when the online game has a proven ability to operate in a massively multi-player format. Technological feasibility of a product encompasses both technical design documentation and game design documentation.

The Company amortizes capitalized software development costs and records as a component of cost of revenues the greater of the amount computed using the ratio that current gross revenues for an online game to the total of current and anticipated future gross revenues for that game or the straight-line method over the remaining estimated economic life of the game, which is deemed to be three years. Amortization starts when an online game is available for general release to public users.

Capitalized software development costs net of accumulated amortization at December 31, 2008 and 2009 were ~~W~~10,895 million and ~~W~~11,006 million, respectively, which is included in intangible assets of the accompanying consolidated balance sheets. Amortization expense for the years ended December 31, 2007, 2008 and 2009 was ~~W~~1,007 million, ~~W~~2,595 million and ~~W~~2,596 million, respectively.

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

The Company recognized an impairment loss of ~~W~~871 million, zero and ~~W~~39 million in 2007, 2008 and 2009 respectively.

Research and development costs

Research and development costs consist primarily of payroll, depreciation expense and other overhead expenses which are all expensed as incurred until technological feasibility is reached.

Goodwill

Goodwill is accounted for under ASC 350, Goodwill and Other (formerly referenced as the FASB’s SFAS No. 142, Goodwill and Other Intangible Assets), which requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead be tested at least annually for impairment, and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying amount. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by the Company’s management. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized immediately in an amount equal to that excess. The reporting unit for goodwill impairment test is determined based on each legal entity, which is the component level.

Definite-lived other Intangible assets

Definite-lived intangible assets are amortized over their estimated useful life according to the nature and characteristics of each intangible asset. The Company continually evaluates the reasonableness of the useful lives of these assets. Definite-lived intangible assets that are subject to amortization are reviewed for impairment in accordance with ASC 360, Property, Plant, and Equipment (formerly referenced as the FASB’s SFAS No. 144, Accounting for the impairment or Disposal of Long-Lived Assets).

Advertising

The Company expenses advertising costs as incurred. Advertising expense was approximately ~~W~~6,623 million, ~~W~~1,483 million and ~~W~~1,137 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Accrued severance benefits and pension plan

Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on the length of service and rate of pay at the time of termination. Accrued severance benefits are estimated assuming all eligible employees were to terminate their employment at the balance sheet date in compliance with relevant laws in Korea. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of ASC 715, Compensation-Retirement Benefits (formerly referenced as EITF 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan).

The Company introduced a defined contribution pension plan in 2005 and provides an individual account for each participant. A plan’s defined contributions to an individual’s account are to be made for periods in which that individual renders services, the net pension cost for a period shall be the contribution called for in that period.

Foreign currency translation

The Korean parent company and its subsidiaries use their local currencies as their functional currencies. The financial statements of the subsidiaries in functional currencies other than the Korean Won are translated into the Korean Won in accordance with ASC 830, Foreign Currency Matters (formerly referenced as the FASB’s SFAS No. 52, Foreign Currency Translation). All assets and liabilities of the foreign subsidiaries are translated into the Korean Won at the exchange rate in effect at the end of the period, and capital accounts are determined to be of a permanent nature and are therefore translated using historical exchange rates. Revenues and expenses are translated at average exchange rates during the period. The effects of foreign currency translation adjustments, net of tax, are reflected in the cumulative translation adjustment account, reported as a separate component of comprehensive income in shareholders’ equity.

Foreign currency transactions

Net gains and losses resulting from foreign exchange transactions are included in foreign currency income (losses) in the consolidated statements of operations.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income taxes

The Company accounts for income taxes under the provisions of ASC 740, Income Taxes (formerly referenced as the FASB’s SFAS No. 109, Accounting for Income Taxes). Under ASC 740, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse.

A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

The Company follows ASC 740, Income Taxes (formerly referenced as FASB Interpretation (“FIN”) 48, “Accounting for Income Tax Uncertainties.”), which prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, the Company determines whether it is more-likely than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that has a likelihood of greater than 50 percent of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in (a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, (b) a reduction in a deferred tax asset or an increase in a deferred tax liability or (c) both (a) and (b).

Fair value of financial instruments

The Company’s carrying amounts of cash and cash equivalents, short-term financial instruments, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments.

The Company adopted ASC 820, Fair Value Measurements and Disclosures, in two steps; effective January 1, 2008, the Company adopted it for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis and effective January 1, 2009, for all non-financial instruments accounted for at fair value on a non-recurring basis. This guidance establishes a new framework for measuring fair value and expands related disclosures (Note 8).

Accounting for stock-based compensation

The Company accounts for stock-based compensation under ASC 718, Compensation-Stock Compensation (formerly referenced as the FASB’s SFAS No. 123(R), Share-Based Payment).

The Company uses a Black-Scholes model to determine the fair value of equity-based awards at the date of grant. Compensation cost for stock option grants are measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period. As stock-based compensation expense recognized in the consolidated statement of operations for the year ended December 31, 2009 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. The Company estimates forfeitures at the time of grant and revises, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For the periods prior to 2006, the Company accounted for forfeitures as they occurred under ASC 718 (see Note 15).

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Earning (loss) per share

Basic earning (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding for all periods. Diluted earning (loss) per share is computed by dividing net earning (loss) by the weighted average number of common shares outstanding, increased by common stock equivalents. Common stock equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options. However, potential common shares are not included in the denominator of the diluted earning (loss) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

Recent accounting pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06 (ASU 2010-06), which amends the disclosure requirements of ASC 820, “Fair Value Measurements and Disclosures,” (“ASC 820”) as of January 1, 2010. ASU 2010-06 requires new disclosures for any transfers of fair value into and out of Level 1 and 2 fair value measurements and separate presentation of purchases, sales, issuances and settlements within the reconciliation of Level 3 unobservable inputs. The Company previously adopted ASC 820 on January 1, 2008 and January 1, 2009 for financial assets and liabilities and for nonfinancial assets and liabilities, respectively. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the Level 3 reconciliation which is effective for annual and interim periods beginning after December 15, 2010. The adoption of ASU 2010-06 as of January 1, 2010 did not have a material effect on the Company’s financial condition or results of operations. The Company does not expect the adoption of ASU 2010-06 in relation to the Level 3 reconciliation to have a material impact on the Company’s financial condition or results of operations

In September 2009, the EITF reached final consensus under ASU No. 2009-13 on the issue related to revenue arrangements with multiple deliverables. This issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting. This issue is effective for the Company’s revenue arrangements entered into or materially modified on or after January 1, 2011. The Company will evaluate the impact of this issue on the Company’s financial statements when reviewing its new or materially modified revenue arrangements with multiple deliverables when it becomes applicable.

In June 2009, the FASB issued a statement which improves financial reporting by enterprises involved with variable interest entities. This statement requires companies to perform an analysis to determine whether the company’s variable interest or interests give it a controlling financial interest in a variable interest entity. This statement will be effective as of the beginning of the annual reporting period that begins after November 15, 2009. The Company will evaluate the impact of this statement on the Company’s financial statements when it becomes applicable.

In June 2009, the FASB issued a statement which improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets as well as the effects of a transfer on its financial position, financial performance, and cash flows and a transferor’s continuing involvement, if any, in transferred financial assets. The statement requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. The statement will be effective as of the beginning of annual reporting period that begins after November 15, 2009. The Company believes the adoption of this pronouncement will not have a material impact on the Company’s financial statements as the Company does not currently transfer its financial assets.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Convenience Translation into United States Dollar Amounts

The Company reports its consolidated financial statements in the Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,131.20 Korean Won to one US dollar, which is the noon buying rate of the US Federal Reserve Bank of New York in effect on March 31, 2010. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, US dollars at that or any other rate. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles either in Korea or the United States of America.

4.	Restricted Assets

As of December 31, 2009, one of the Company’s subsidiaries, Gravity Interactive, Inc. has issued an irrevocable letter of credit in the amount of $500,000 to its landlord in relation to an office lease agreement with no amounts drawn on this letter of credit as of December 31, 2009. Additionally a short-term investment amounting to $500,000 was provided to a bank as collateral for this letter of credit. The Company records this restricted short-term investment as other non-current assets.

5.	Allowance for Accounts Receivable

Changes in the allowance for accounts receivable for the years ended December 31, 2007, 2008 and 2009 are as follows:

	2007		2008		2009
	(In millions of Korean Won)

Balance at beginning of year	~~W~~	108	~~W~~	139	~~W~~	67
Provision for allowances		37		47		—
Reversal of previous provision		—		—		(65)
Write-offs		(6)		(119)		—

Balance at end of year	~~W~~	139	~~W~~	67	~~W~~	2

6.	Available-for-sale investments

The cost, gross unrealized gains and fair value of available-for-sale securities as of December 31, 2008 and 2009 are as follows:

			Gross
	Cost or		Unrealized
	Carrying Value		Losses		Fair Value

As of December 31, 2008
Public bond	~~W~~	21	~~W~~	1	~~W~~	20

As of December 31, 2009
Current portion of available-for-sale:
ELS fund (accounted for at fair value under ASC 825)	~~W~~	4,973	~~W~~	—	~~W~~	4,973
Non-current portion of available-for-sale:
Public bond		21		1		20

	~~W~~	4,994	~~W~~	1	~~W~~	4,993

In 2009, the Company invested ~~W~~5,000 million in equity interests in the Equity-Linked Securities fund (“ELS fund”), which is comprised of bonds, marketable equity securities and trust funds as of December 31, 2009. These

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

investments are classified as short-term available for sale investments on the balance sheet. The fair value of bonds is derived based on quoted prices in active markets, the fair value of marketable securities is derived based on quoted prices in active exchange markets and the fair value of the trust funds is derived based on quoted prices in markets that are not active or other inputs that are observable. The trust fund portion of these investments contains an embedded derivative. The Company has determined it is not practical to bifurcate the embedded derivative and account for separately. In accordance with ASC 825 (formerly FAS 159) the Company has elected the fair value option to account for these investments and has assessed the fair value of the instruments as a whole. The change of ~~W~~27 million between the acquisition cost of the equity interests in the ELS fund and its fair value as of December 31, 2009 has been recognized in the other expense on the consolidated statement of operations.

In January 2006, the Company invested ~~W~~21 million in public bond and classified this as long-term available-for-sale investments within other long-term assets on the balance sheet in the amount of ~~W~~20 million based on its estimated fair value. Changes in the estimated fair market value has been recorded as a component of accumulated other comprehensive income, net of tax. There has been no change in the fair value from 2007 through 2009.

7.	Equity Method Investment

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

In 2005, the Company entered into a limited liability partnership agreement to invest the committed amount of ¥1,000 million (~~W~~8,713 million) in “Online Game Revolution Fund No. 1,” a limited liability partnership. In 2005, 2006, 2008 and 2009, the Company invested ¥100 million (~~W~~869 million), ¥150 million (~~W~~1,245 million), ¥642 million (~~W~~6,054 million) and ¥18 million (~~W~~229 million), respectively. As of December 31, 2009, the Company has 16.39% interest in the partnership as a limited partner, and cannot significantly influence over the partnership’s operation and financial policies per the limited liability partnership agreement, however, the Company accounts for the investment under equity method of accounting in accordance with ASC 323, Investment- Equity Method and Joint Ventures (formerly referenced as EITF D-46, Accounting for Limited Partnership Investments), which requires the use of the equity method unless the investors’ interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies”. The Company recorded as equity loss of the partnership amounting to ~~W~~1,026 million, ~~W~~5,119 million and ~~W~~1,424 million in 2007, 2008 and 2009, respectively.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s significant investment at December 31, 2008 and 2009 is investment in the partnership and its summarized financial information that is based on information provided by the significant equity investee is as follows:

Balance Sheets

	2008		2009
	(In millions of Korean Won)

Current assets	~~W~~	3,201	~~W~~	3,423
Noncurrent assets		18,407		9,491

Total Assets		21,608		12,914

Current liabilities		34		32
Noncurrent liabilities		6,813		6,172
Shareholders’ equity		14,761		6,710
Percentage of ownership in equity investees		16.39%		16.39%

Investment in equity investees at cost plus equity undistributed earnings since acquisition	~~W~~	2,419	~~W~~	1,100

Statements of operations

	2007		2008		2009
	(In millions of Korean Won)

Revenues	~~W~~	—	~~W~~	40	~~W~~	1,795

Cost and expense		6,770		33,420		10,483
Operating loss		6,770		33,380		8,688
Other income (expense), net		—		—		—

Loss before income taxes		6,770		33,380		8,688
Income tax expense		—		—		—

Net Loss		6,770		33,380		8,688
Percentage of ownership in equity investees		15.15%		16.39%		16.39%

Equity in net loss of equity method investees	~~W~~	1,026	~~W~~	5,119	~~W~~	1,424

This partnership is operated in Japan and the objective of the partnership is to invest in business relating to online games for the benefit of all the partners. During 2008, the partnership purchased an online game under development of which technological feasibility had not been established, therefore, the partnership charged the purchase price of the game to expense, which resulted in a significant loss in 2008. The partnership did not have any debt outstanding at December 31, 2007, 2008 and 2009.

In May 2006, the Company invested $9 million in acquiring Series D preferred shares of Perpetual Entertainment, Inc. The investment was accounted for using the cost method. Perpetual Entertainment, Inc. has been in the process of liquidation since October 2007 due to its poor financial condition from developing various games. Therefore, the Company determined that the investment amount will not be recoverable and recognized the total related amount of W8,619 million ($9 million) as impairment losses on investments in the accompanying statement of operations in 2007.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Fair value of financial instruments

The Company adopted ASC 820, Fair Value Measurements and Disclosures (formerly referenced as the FASB’s SFAS No. 157 Fair Value Measurements) effective January 1, 2009, for all financial assets and liabilities as required.

The adoption ASC 820 was not material to the Company’s financial position or results of operations.

As discussed in Note 2, the Company adopted ASC 825, which permits entities to choose to measure financial instruments and certain other items at fair value and consequently report unrealized gains and losses on these items in earnings. ASC 825 was effective for the Company’s fiscal year beginning January 1, 2009. The Company has elected the fair value option to measure its short-term available-for-sale investments.

The estimated fair value of financial assets is determined by the Company, using available market information and valuation methodologies considered to be appropriate. However, considerable judgment is required in interpreting market data to develop the estimates of fair value.

The following methods and assumptions were used to estimate the fair value of each class of significant financial assets and financial liabilities:

(i) Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable

The carrying amount approximates fair value because of the short maturities of these balances.

(ii) Short-term available-for-sale investments with an embedded derivatives features

The Company’s short-term available for sale securities are the investment in Equity-Linked Securities fund (“ELS fund”) which represents equity interests in a fund that is comprised of bonds and trust funds as of December 31, 2009. The fair value of bonds is derived based on quoted prices in active markets, and the fair value of trust funds is derived based on quoted prices in markets that are not active or other inputs that are observable. The trust fund portion of this investment contains an embedded derivative. The Company has determined that it is not practical to bifurcate the embedded derivative and account for separately as the host contract and embedded derivative are closely related. Pursuant to ASC 825, the Company has elected the fair value option to account for this investment. Accordingly, the entire change in estimated fair value in the beneficiary certificates is included in the consolidated statement of operations.

(iii) Long-term available-for-sale investments

The fair value of market traded investments such as listed company’s stocks, public bonds and other marketable securities are based on quoted market prices for those investments

The Company’s financial assets and liabilities are valued utilizing the market approach to measure fair value. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value which are the following:

•	Level 1 — Quoted prices in active exchange markets involving identical assets or liabilities.

•	Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — Unobservable inputs for the asset or liability, either directly or indirectly, and management assessments and inputs using a binomial lattice model as the valuation technique.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis in accordance with ASC 820 and ASC 825 as of December 31, 2009:

Assets	Level 1	Level 2	Level 3	Total
	(In millions of Korean Won)

Short-term available-for-sale investments	—	4,973	—	4,973
Long-term available-for-sale investments	20	—	—	20

9.	Change of subsidiaries

Liquidation of TriggerSoft Corp.

In May 2007, the liquidation of TriggerSoft Corp. was commenced following the shareholders’ resolution and the liquidation process was completed in October 2007. As a result, TriggerSoft Corp. was excluded from consolidation as of December 31, 2007.

Acquisition of NeoCyon, Inc.

In November and December 2005, the Company acquired an aggregate of 96.11% of the voting common share of NeoCyon, Inc. (“NeoCyon”). The Company determined the fair value of assets acquired and liabilities assumed and performed an allocation of the total price of W 7,716 million to the net assets acquired.

Of the W 6,526 million of acquired intangible assets, W 5,600 million and W 926 million were assigned to the value of content download business and the “Ragnarok Online” publishing rights in Russia, respectively. The Company recorded amortization expense of W 2,175 million and W 1,929 million for the acquired intangible assets in 2007 and 2008, respectively, using straight-line method and useful life of three years, in cost of revenue. No amortization expense was recorded in 2009, as the acquired intangible asset was fully amortized in December 2008.

In addition, the excess amount of the purchase price over the fair value of the net assets acquired was accounted for as goodwill. Of W 1,451 million of total goodwill, W 1,210 million and W 241 million were assigned to two reporting units NeoCyon, Inc. and a Russian subsidiary, Gravity CIS Co., Ltd., respectively (See Note 11)

10.	Property and Equipment, Net

Property and equipment as of December 31, 2008 and 2009 consist of the following:

	2008		2009
	(In millions of Korean Won)

Computer and equipment	~~W~~	12,416	~~W~~	12,236
Furniture and fixtures		1,506		1,468
Vehicles		88		83
Capital lease assets		331		436
Leasehold improvements		749		765
Software externally-purchased		8,751		8,899

		23,841		23,887
Less: accumulated depreciation		(18,615)		(21,050)

	~~W~~	5,226	~~W~~	2,837

Depreciation expenses for the years ended December 31, 2007, 2008 and 2009 were ~~W~~4,247 million, ~~W~~3,880 million and ~~W~~2,924 million, respectively.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company recognized an impairment loss of ~~W~~11 million for property and equipment in 2008 and no impairment loss was recorded for the year ended December 31, 2007 and 2009.

11.	Goodwill and other intangible asset

Goodwill and other intangible assets as of December 31, 2008 and 2009 consist of the following:

	At December 31, 2008						At December 31, 2009
	Gross				Net		Gross				Net
	Carrying		Accumulated		Carrying		Carrying		Accumulated		Carrying
	Amount		Amortization		Amount		Amount		Amortization		Amount
	(In millions of Korean Won)

Capitalized software development cost	~~W~~	14,496	~~W~~	(3,601)	~~W~~	10,895	~~W~~	17,203	~~W~~	(6,197)	~~W~~	11,006
Acquired intangible asset (See Note 9)		6,526		(6,526)		—		6,526		(6,526)		—
Goodwill (See Note 9)		1,451		—		1,451		1,210		—		1,210
Trademarks		331		(168)		163		418		(231)		187
Others		133		(37)		96		133		(81)		52

Total	~~W~~	22,937	~~W~~	(10,332)	~~W~~	12,605	~~W~~	25,490	~~W~~	(13,035)	~~W~~	12,455

The company capitalized ~~W~~3,815 million and ~~W~~2,746 amount of R&D costs in accordance with ASC 985, Costs of Software to be Sold, Leased, or Marketed in 2008 and 2009.

All of the Company’s intangible assets other then goodwill are subject to amortization. No significant residual value is estimated for the intangible assets. Aggregate amortization expense for intangible assets for the years ended December 31, 2007, 2008 and 2009 was ~~W~~3,234 million, ~~W~~4,621 million and ~~W~~2,703 million, respectively.

Changes in goodwill balances for the years ended December 31, 2008 and 2009 are as follows:

	2008		2009
	(In millions of Korean Won)

Balance at beginning of the year
Goodwill	~~W~~	1,451	~~W~~	1,451
Accumulated impairment losses		—		—

		1,451		1,451

Impairment losses		—		(241)
Balance at end of the year
Goodwill		1,451		1,451
Accumulated impairment losses		—		(241)

	~~W~~	1,451	~~W~~	1,210

As described in Note 2, the Company performed annual impairment test for goodwill at each reporting unit, NeoCyon, Inc. and a Russian subsidiary, Gravity CIS Co., Ltd., using data as of December 31, 2009. In performing the valuations, the Company used cash flows that reflected management’s forecasts and discount rates that reflect the risks associated with the current market. Based on the results of our testing, the fair value of the business reporting unit for NeoCyon, Inc. exceeded their book values, and therefore, the second step of the impairment test (in which fair value of the reporting unit’s assets and liabilities are measured) was not required to be performed. However, in performing the annual impairment test for goodwill for Gravity CIS Co., Ltd., the fair value of the business reporting unit for the Russian subsidiary was determined to be lower than the book value of the business reporting unit. Therefore, during the fiscal year ended December 31, 2009, the Company recorded impairment

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

losses of ~~W~~241 million in reporting units in the Russian business due to the overall decline in the fair value of the reporting units and uncertainty in the future. The impairment losses of ~~W~~241 million represented the entire outstanding balance of goodwill in the reporting unit before the impairment losses. The fair values of the reporting units were estimated principally using the expected present value of future cash flows. The Company used the income approach to determine the fair value of the reporting unit for purposes of the goodwill impairment analysis. For purposes of the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. The Company use internal forecasts to estimate future cash flows and include an estimate of long-term future growth rates based on most recent views of the long-term outlook for each business. The Company derived the discount rates by applying the capital asset pricing model.

Estimating the fair value of reporting units involves the use of estimates and significant judgments that are based on a number of factors including actual operating results. If current conditions change from those expected, it is reasonably possible that the judgments and estimates described above could change in future periods.

Expected amortization expense related to current net carrying amount of intangible assets is as follows:

	(In millions of Korean Won)

2010	~~W~~	2,430
2011		3,194
2012		3,169
2013		2,380
2014		72

	~~W~~	11,245

12.	Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2007, 2008 and 2009 are as follows:

	2007		2008		2009
	(In millions of Korean Won)

Balance at beginning of year	~~W~~	649	~~W~~	715	~~W~~	926
Provisions for severance benefits		152		885		436
Severance payments		(86)		(616)		(832)
Terminated but not paid		—		(58)		(52)

Balance at end of year	~~W~~	715	~~W~~	926	~~W~~	478

In 2005, Gravity introduced a defined contribution pension plan (“Pension Plan”) in accordance with the Employee Benefit Security Act of Korea and entered into a nonparticipating defined contribution insurance contract with a life insurance company. The Company’s contribution to the Pension Plan was ~~W~~1,421 million, ~~W~~1,221 million and ~~W~~1,027 million in 2007, 2008 and 2009, respectively. As of December 31, 2009, Gravity’s subsidiaries had not introduced this Pension Plan.

13.	Commitments and Contingencies

Commitments

The Company has contracts for the exclusive right of “Ragnarok Online II” game distribution and sales with GungHo Online Entertainment, Inc. (“GungHo”) in Japan, AsiaSoft Corporation Co., Ltd. in Thailand, Gamania Digital Entertainment Co., Ltd. in Taiwan, Shanghai The 9 Information Technology Ltd., in China, Level up! Inc. in Philippines, AsiaSoft Corporation Public Co., Ltd., in Malaysia, AsiaSoft Corporation Pubic Co., Ltd. in Vietnam,

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

PT. Lyto Datarindo Fortuna in Indonesia and Level up! Interactive S.A. in Brazil. The contract periods of these license agreements range from two to four years after commercialization in each geographical location.

In November 2006, the Company entered into an agreement with Infocomm Asia Holding Pte. Ltd, a company located in Singapore to service, use, promote, distribute and market “Emil Chronicle Online (ECO)” in the following countries: Singapore, Malaysia, Brunei, Thailand, Philippines, Indonesia, Vietnam, Australia and New Zealand. In February 2007, the Company and Infocomm Asia granted the distribution rights of ECO in Thailand to Onenet Co., Ltd. In 2008, the Company amended the agreement with Infocomm Asia to take back Infocomm Asia’s distribution rights in countries in which Infocomm Asia had not yet entered into service agreements with sub-licensees. As a result, the Company took back the distribution rights for the remaining 8 countries excluding Thailand. In 2007, the Company entered into an agreement with GameCyber Technology Ltd. in Taiwan and Hong Kong. In 2008, the Company entered into an agreement with Run Up Game Distribution and Development Sdn. Bhd. in Singapore and Malaysia. In February 2009, the Company entered into and agreement with PT. Wave Wahana Wisesa in Indonesia. These agreements grant each licensee exclusive sales and distribution right for three years from the time ECO is locally commercialized.

In 2005, the Company entered into a limited liability partnership agreement to invest the committed amount of ¥1,000 million (~~W~~8,713 million) in “Online Game Revolution Fund No. 1,” a limited liability partnership. In 2005, 2006, 2008 and 2009, the Company invested ¥100 million (~~W~~869 million), ¥150 million (~~W~~1,245 million), ¥642 million (~~W~~6,054 million) and ¥18 million (~~W~~229 million), respectively.

In December 2007, Gravity Interactive, Inc. entered into a capital lease agreement with respect to the open beta testing server for the commercial distribution of “Requiem,” with a total lease payment of $270,666 over a 2-year-period. In 2008, this capital lease agreement was amended, thereby decreasing the total lease payment by $139,760 to $130,906. The Company also entered into additional capital lease agreements to utilize more assets including servers during the year, which increased the total capital lease payment by $123,195. In 2008, the Company made principal and interest payments of $79,811 and $26,082, respectively. In 2009, the Company made principal and interest payments of $152,656 and $32,616, respectively.

In 2009, the Company entered into an agreement with Naru Entertainment Corp to acquire publishing right of the game in process of being developed by Naru Entertainment Corp. in Korea for ~~W~~1,500 million. As of December 31, 2009, the game is in the development process, and the Company has accounted for the prepayment of ~~W~~400 million as other current assets. Per the agreement, the Company retains right to claim refund on the amounts paid if the development game is delayed or failed, and the Company also has the option to acquire new shares of Naru Entertainment Corp. after the commercial launch of the game.

Future minimum lease payments for the leases as of December 31, 2009, are as follows:

	2010		2011		2012
	Principal	Interest	Principal	Interest	Principal	Interest
	(In US Dollar)		(In US Dollar)		(In US Dollar)

Capital lease	$88,858	$9,498	$26,380	$2,153	$16,262	$382

In addition to the capital lease above, the Company leases certain properties. The Company’s operating leases consist of various property leases expiring in 2012. Rental expenses incurred under these operating leases were approximately ~~W~~3,919 million, ~~W~~4,579 million and ~~W~~3,759 million for the years ended December 31, 2007, 2008 and 2009, respectively. The Company entered into a lease agreement with Korea Software Industry Promotion Agency in 2008 and recorded a guarantee deposit of ~~W~~1,171 million as of December 31, 2009.

Future minimum rental payments for the leases as of December 31, 2009, are as follows:

	2010		2011		2012
	(In millions of Korean Won)

Operating lease	~~W~~	2,666	~~W~~	2,509	~~W~~	2,400

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Litigation

In May 2005, the initial purchasers and shareholders of the ADSs filed a number of class action complaints for violation of the United States federal securities law in the United States District Court for the Southern District of New York, which were consolidated by an order of the Court entered on December 12, 2005. The complaints identify the Company and certain of its former individual directors and officers as defendants, and claim that the Company’s registration statement on Form F-1 and the prospectus which constitutes a part of the registration statement used in connection with its initial public offering contained material misstatements. On October 17, 2006, the Company and certain other defendants filed a motion to dismiss the claims. However, briefing on the motion was suspended in anticipation of an effort to first mediate the dispute amicably in good faith. Pursuant to a mediation session held in New York on April 25, 2007, the Company, one other defendant and the plaintiffs agreed in principle to settle the class action litigation for $10 million. The Company’s share of the settlement was $5 million (~~W~~4,648 million). In July 2007, the parties filed a stipulation with the Court requesting that the Court approve the proposed settlement. In November 2007, the federal judge presiding over the consolidated class action approved settlement of the class action and made the determination that the costs of administering the settlement, including the plaintiffs’ attorneys’ fees of 20.56% of the settlement amount and related expenses, be paid out of the settlement fund before distributions were to be made to class members. No plaintiff filed an appeal during the 30-day time appeal period which expired on December 21, 2007, and settlement amounts were disbursed to class members shortly thereafter. Upon completion of this settlement, the Company, its current and former directors and officers as well as other third parties were released from liability for the claims asserted by the class. Regarding the class action litigation matters described above, the Company made an accrual of $5 million (~~W~~4,648 million) in accordance with ASC 450, Contingencies (formerly referenced as the FASB’s SFAS No. 5) and recognized the same amount as an operating expense in 2006. Subsequently in 2007, the Company paid ~~W~~4,619 million to settle this case.

In May 2006, the Company’s former investor of Ragnarok Online, filed a lawsuit in Korean Court against the Company with related claim amount of ~~W~~1,344 million claiming that the Company failed to distribute the earnings from certain amount of net sales due to the embezzlement of royalty revenue committed by a former chairman of the Company from 2002 to 2005. In October 2006, the Company’s former licensee in Taiwan, Hong Kong and Macau for R.O.S.E. Online, filed a lawsuit in Singapore against the Company insisting that the Company caused them to incur a loss in their business by providing them a materially deficient program.

Two pending litigations as discussed above as of December 31, 2008 were closed in 2009 upon settlement or through court decision. The Company won the lawsuit in Korean Court filed by the Company’s former investor of Ragnarok Online to claim additional distribution of earnings, and the Company entered into a settlement agreement with Softstar Entertainment, Inc. regarding a compensation lawsuit Softstar Entertainment, Inc. filed in 2009. As a result, the Company paid $2,000,000 to Softstar Entertainment, Inc. and recognized the loss of ~~W~~1,649 million, which is the difference between the settlement and the existing deferred revenue balance under current year’s income statement.

In April 2009, the Company repatriated $1.4 million (~~W~~1,820 million) from Gravity Middle East & Africa FZ-LLC (“ME&A”), the subsidiary in United Arab Emirates, which comprised most of remaining net assets of ME&A. ME&A had been in process of liquidation since September 2008. In June 2009, a director and manager of the Company’s subsidiary in the UAE asserted to the Company a claim for his salary for the past twenty months, which amounts to AED 721,022 (~~W~~229 million). The Company did not record any accrual from the claim at this time as the Company believes that they had not entered into a valid contract with this director which required the payment of salary. The outcome of the claim is uncertain and the ultimate financial impact cannot be estimated at this time.

14.	Shareholders’ Equity

As of December 31, 2009, Gravity is authorized to issue a total of 40 million shares with a par value of ~~W~~500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of this authorized

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amount, Gravity is authorized to issue up to 2 million non-voting preferred shares. Under the articles of incorporation, holders of non-voting preferred shares are entitled to receive dividends of not less than 1% and up to 15% of the par value of such shares, the exact rate to be determined by Gravity’s Board of Directors at the time of issuance, provided that the holders of preferred shares are entitled to receive dividend at a rate not lower than that determined for holders of common shares. Gravity does not have any non-voting preferred shares outstanding.

As of December 31, 2009, the Company had a total of 6,948,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are registered.

15.	Stock Purchase Option Plan

A summary of option activity under the Option Plan as of December 31, 2009, and changes during the years then ended is as follows:

				Weighted Average
	Number of Stock	Weighted Average Exercise Price		Remaining
	Options	per Share		Contractual Life

Stock options outstanding as of January 1, 2007	122,670	~~W~~	46,165
Options granted	—		—
Options exercised	—		—
Options expired	30,668		46,165
Options forfeited	22,365		45,431

December 31, 2007	69,637	~~W~~	46,400

Options granted	—		—
Options exercised	—		—
Options expired	15,548		45,431
Options forfeited	22,994		48,367

December 31, 2008	31,095	~~W~~	45,431

Options granted	—		—
Options exercised	—		—
Options expired	13,526		45,431
Options forfeited	4,044		45,431

Stock options outstanding as of December 31, 2009	13,525	~~W~~	45,431	0.98

Vested and expected to vest as of December 31, 2009	13,525	~~W~~	45,431	0.98

Exercisable as of December 31, 2009	13,525	~~W~~	45,431	0.98

During 2009, 13,526 out of 271,000 stock options granted to officers and employees on December 24, 2004 expired (the accumulated number of stock options which expired until 2008 was 46,216) and stock options of 4,044 were cancelled due to the retirement of the officers and employees (the accumulated number of stock options which were cancelled until 2008 were 193,689). The number of stock options outstanding as of December 31, 2009 is 13,525.

The total compensation expense relating to the grant of stock options is recognized over the five year vesting period using the ASC 718, Compensation-Stock Compensation (formerly referenced as FIN 28), graded attribution model. For the years ended December 31, 2007, 2008 and 2009, the Company recognized ~~W~~432 million, ~~W~~120 million and ~~W~~148 million in stock compensation expense for the shares granted.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock compensation expenses are included in selling, general and administrative expenses, research and development expenses, and cost of revenue in the consolidated statements of operations. There is no intrinsic value of options outstanding and exercisable as of December 31, 2009 as the exercise price is higher than the market price. There were no exercised options since granted.

As of December 31, 2009, there was no unrecognized compensation cost related to nonvested stock options. The total fair value of shares vested during the year ended December 31, 2009 is ~~W~~445 million.

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

The fair value of the stock at the date of grant was based on the initial public offering price of the Company’s American Depositary Shares on the NASDAQ Global Market on February 8, 2005, adjusted for the ratio of common stock to ADSs. The risk-free interest rate was calculated based on the yield to maturity of U.S. T-Bond for each expected term and the expected term was based on the assumption that the options are exercised in equal increments from the vesting date through the cancellation date. The expected volatility was calculated based on historical data of similar companies using BAPNET index (Bloomberg Asia Pacific Internet index) at the date of grant and repricing date due to lack of the Company’s own historical data.

The following table summarizes information about stock options outstanding as of December 31, 2009:

Options Outstanding			Options Exercisable
		Weighted Average		Weighted Average
		Remaining		Remaining
Weighted Average	Number of	Contractual	Number of	Contractual
Exercise Price	Shares	Life (Years)	Shares	Life (Years)

~~W~~45,431	13,525	0.98	13,525	0.98

16.	Earning (Loss) Per Share

The components of basic and diluted earning (loss) per share are as follows:

	2007		2008		2009
	(In millions of Korean Won,
	except per share data)

Net income (loss) available for common shareholders(A)	~~W~~	(23,201)	~~W~~	(2,773)	~~W~~	6,917
Weighted average outstanding shares of common shares(B)		6,948,900		6,948,900		6,948,900

Earnings (Losses) per share Basic and diluted(A/B)	~~W~~	(3,339)	~~W~~	(399)	~~W~~	995

The 31,095 and 13,525 stock options outstanding as of December 31, 2008 and 2009, respectively, are excluded from the Company’s calculation of earnings (losses) per share as their effect is anti-dilutive.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Income Taxes

Income tax expenses (benefit) for the years ended December 31, 2007, 2008 and 2009 consist of the following:

	2007		2008		2009
	(In millions of Korean Won)

Income (loss) before income taxes
Domestic	~~W~~	(17,428)	~~W~~	13,075	~~W~~	15,044
Foreign		(1,791)		(7,281)		(2,082)

		(19,219)		5,794		12,962

Current income taxes
Domestic		3,230		4,274		4,477
Foreign		246		(190)		(19)

		3,476		4,084		4,458

Deferred income taxes
Domestic		(576)		(656)		86
Foreign		16		(49)		—

		(560)		(705)		86

Total income tax expenses	~~W~~	2,916	~~W~~	3,379	~~W~~	4,544

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of December 31, 2008 and 2009 are as follows:

	2008		2009
	(In millions of
	Korean Won)

Current deferred income tax assets (liabilities)
Foreign tax credit carryforwards	~~W~~	1,256	~~W~~	5,570
Tax credit carryforwards for research and human resource development		386		1,415
Accrued expense		143		111
Accrued income		(59)		(88)
Unrealized foreign exchange losses		52		137
Net operating loss carryforwards in subsidiaries		—		108
Other		86		1

		1,864		7,254
Less: Valuation allowance		1,882		6,879

	~~W~~	(18)	~~W~~	375

Non-current deferred income tax assets (liabilities)
Foreign tax credit carryforwards	~~W~~	16,172	~~W~~	14,882
Tax credit carryforwards for research and human resource development		4,515		3,100
Depreciation and amortization		412		291
Provisions for severance benefits		191		65
Accrued expense		63		130
Net operating loss carryforwards in subsidiaries		6,771		4,618
Other		(59)		(43)

		28,065		23,043
Less: Valuation allowance		27,858		23,315

	~~W~~	207	~~W~~	(272)

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences became deductible. Management considered the scheduled reversal of deferred tax liabilities, uncertainty in the future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and uncertainty in the future taxable income over the periods in which the deferred tax assets were deductible, management believed it was more likely than not that Gravity and certain subsidiaries could not realize the benefits of these deductible differences and recognized full allowances from deferred tax assets.

As of December 31, 2009, Gravity Co., Ltd. had temporary differences of ~~W~~2,700 million, foreign tax credit carryforwards and tax credit carryforwards for research and human resource development etc. of ~~W~~20,557 million and ~~W~~4,515 million, respectively, which expire from 2010 to 2014. Based on the Company’s historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences and tax credits carryforwards, and recognized a valuation allowance of ~~W~~25,585 million on the full amount of temporary differences and available tax credit carryforwards at an effective rate expected to be incurred to Gravity.

As of December 31, 2009, Gravity Entertainment Corp., the Company’s 100% owned subsidiary in Japan, had temporary differences of ~~W~~157 million and available loss carryforwards of ~~W~~1,347 million which expire from 2010 to 2016. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences and loss carryforwards, and recognized a valuation allowance of ~~W~~632 million on the full amount of the temporary differences and available loss carryforwards at an effective rate expected to be incurred in Japan.

As of December 31, 2009, Gravity RUS Co., Ltd. and Gravity CIS Co., Ltd., the Company’s 100% owned subsidiaries in Russia, had available loss carryforwards of ~~W~~2,081 million which expire from 2015 to 2019. Based on these subsidiaries’ historical and projected net and taxable income, the Company determined that it would not be able to realize these loss carryforwards, and recognized a valuation allowance of ~~W~~416 million on the full amount of the available loss carryforwards at an effective rate expected to be incurred in Russia.

As of December 31, 2009, Gravity EU SASU, the Company’s 100% owned subsidiary in France, had available loss carryforwards of ~~W~~3,775 million which do not have the time limit. Based on this subsidiary’s history of net and taxable losses and expected projected net and taxable losses, the Company determined that it would not be able to realize these loss carryforwards, and recognized a valuation allowance of ~~W~~1,258 million on the full amount of the available loss carryforwards at an effective rate expected to be incurred in France.

As of December 31, 2009, Gravity Interactive, Inc., the Company’s 100% owned subsidiary in US, had available loss carryforwards of ~~W~~5,250 million for federal tax and ~~W~~5,855 million for state tax, respectively, which expire from 2027 to 2029. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these loss carryforwards, and recognized a valuation allowance of ~~W~~2,303 million on the full amount of the available loss carryforwards at an effective rate expected to be incurred in U.S.

Statutory tax rate applicable to the Company is 27.5% and 24.2% for the years ended December 31, 2008 and 2009, respectively. In accordance with the revised Corporate Income Tax Law, statutory tax rate applicable to the Company is 24.2% until 2011 and 22% thereafter.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follows:

	2007		2008		2009
	(In millions of Korean Won)

Tax expense at Korean statutory tax rate (2007, 2008: 27.5%, 2009: 24.2%)	~~W~~	(5,285)	~~W~~	1,593	~~W~~	3,137
Income tax exemption		529		—		—
Foreign tax credit		(288)		(366)		(427)
Tax credit carryforwards for research and human resource development		(919)		(1,000)		365
Foreign tax differential		(179)		(481)		(254)
Income not assessable for tax purpose		(681)		(31)		(2)
Expense not deductible for tax purpose		821		181		135
Change in statutory tax rate		(712)		905		(261)
Change in valuation allowances		9,529		3,309		454
Tax loss carryback		—		(195)		—
Effect of change in foreign currency exchange rate		(47)		(546)		199
Expiration of unused foreign tax credit and unused net operating loss carryforwards		252		9		1,240
Others		(104)		1		(42)

Total income tax expense	~~W~~	2,916	~~W~~	3,379	~~W~~	4,544

The Company assessed uncertain tax positions and measured unrecognized tax benefits for open tax years in accordance with ASC 740, Income Taxes (formerly referenced as FIN 48, “Accounting for Income Tax Uncertainties.”) and accordingly decreased its loss carryforwards of ~~W~~66 million and ~~W~~40 million in income tax calculation of 2006 and 2007. No interest expenses and penalties were calculated from such unrecognized tax benefits due to significant amounts of loss carryforwards and tax credit carryforwards at each year. Even if recognized, all ~~W~~106 million of unrecognized tax benefits would not affect the Company’s income tax expense and effective tax rate for 2006 and 2007 as a full valuation allowance was provided for the entity which has taken these uncertain tax positions. As such, no adjustments were made to retained earnings as of January 1, 2007. The unrecognized tax benefit of ~~W~~106 million has remained unchanged since 2007. The Company’s policy is that it recognizes interest expenses and penalties related to income tax matters as a component of income tax expense. The company believes its unrecognized tax benefits recorded as of December 31, 2009 would not be reduced within the next twelve months as a result of the lapse of applicable statutes of limitations.

A reconciliation of total gross unrecognized tax benefits for the year ended December 31, 2009 is as follows (in millions of Korean Won):

Balance at January 1, 2009	~~W~~	106
Additions based on tax positions taken during the current year		—
Gross increase/decrease for tax positions of prior years		—
Decreases relating to settlements with taxing authorities		—
Reductions due to lapsing of applicable statute of limitations		—

Balance at December 31, 2009	~~W~~	106

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s primary tax jurisdictions are Korea and the United States and open tax years for Gravity, NeoCyon and Gravity Interactive are 4 years, 5 years and 6 years, respectively. The Company has no ongoing tax examinations by tax authorities at this time.

Allowances for deferred tax assets for the three years ended December 31, 2007, 2008 and 2009 are as follows:

	Balance at						Balance at End of
	Beginning of Year		Deduction		Increase		Year
	(In millions of Korean Won)

2007
Valuation allowance	~~W~~	16,902	~~W~~	–	~~W~~	9,529	~~W~~	26,431
2008
Valuation allowance		26,431		–		3,309		29,740
2009
Valuation allowance		29,740		–		454		30,194

18.	Operations by Geographic Area

Geographic information for the years ended December 31, 2007, 2008 and 2009 is based on the location of the distribution entity. Revenues by geographic region are as follows:

	2007		2008		2009
	(In millions of Korean Won)

Korea	~~W~~	11,119	~~W~~	14,009	~~W~~	11,544
Japan		18,899		27,037		31,991
Taiwan and Hong Kong		2,369		2,301		1,887
United States		2,614		3,620		5,800
Russia		489		1,078		1,298
Brazil		580		1,006		1,096
Thailand		1,054		989		1,150
Other		3,105		3,130		2,637

	~~W~~	40,229	~~W~~	53,170	~~W~~	57,403

Approximately 72% and 18% of the Company’s property, plant and equipment are located in Korea and the United States, respectively as of December 31, 2009.

19.	Related Party Transactions

During the years ended December 31, 2007, 2008 and 2009, there were related party transactions with a major shareholder and an equity investee as follows:

	2007		2008		2009
	(In millions of Korean Won)

Sales to related parties	~~W~~	17,760	~~W~~	26,724	~~W~~	31,987
Purchases from related parties		86		604		670
Amounts due from related parties		1,660		3,358		2,473
Amounts due to related parties		6,186		5,869		6,608

On April 1, 2008, GungHo Online Entertainment, Inc. became a majority shareholder by acquiring 52.39% of the voting shares from Heartis, Inc., the former majority shareholder, and acquired additional 6.92% voting shares

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on June 23 and June 24, 2008. The transactions with GungHo and the related balances during 2007, 2008 and 2009 were included in related party transactions above.

On November 20, 2007, Son Asset Management, Inc. became a principal shareholder by acquiring 52.39% of the voting shares from EZER, INC., the former majority shareholder. Subsequently on February 13, 2008, Son Asset Management, LLC transferred 52.39% of the voting shares to Heartis Inc., resulting in a change of majority shareholder.

Investment in Online Game Revolution Fund No. 1

In 2005, the Company entered into a limited liability partnership agreement to invest the committed amount of ¥1,000 million (~~W~~8,713 million) in “Online Game Revolution Fund No. 1,” a limited liability partnership. In 2005, 2006, 2008 and 2009, the Company invested ¥100 million (~~W~~869 million), ¥150 million (~~W~~1,245 million), ¥642 million (~~W~~6,054 million) and ¥18 million (~~W~~229 million), respectively. As of December 31, 2009, the Company has a 16.39% interest in the partnership as a limited partner, and cannot significantly influence over the partnership’s operation and financial policies per the limited liability partnership agreement, however, the Company accounts for the investment under equity method of accounting in accordance with ASC 323, Investment-Equity Method and Joint Ventures (formerly referenced as EITF D-46, Accounting for Limited Partnership Investments), which requires the use of the equity method unless the investors’ interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies”. The Company recorded as equity loss of the partnership amounting to ~~W~~1,026 million, ~~W~~5,119 million and ~~W~~1,424 million in 2007, 2008 and 2009, respectively.

This partnership is operated in Japan and the objective of the partnership is to invest in business relating to online games for the benefit of all the partners. The Company invested ¥892 million (~~W~~8,168 million) until 2008, and made an additional investment amounting to ¥18 million (~~W~~229 million) in 2009. As of December 31, 2009, the Company, SoftBank Corp. and GungHo Online Entertainment, Inc. (“GungHo”) have interests of 16.39%, 49.18% and 8.20%, respectively, in “Online Game Revolution Fund No. 1.” On December 28, 2007 and January 7, 2008, the fund entered into purchase agreement and service agreement with GungHo Online Entertainment to purchase online game of GRANDIA ONLINE under development by GungHo for ¥2,600 million (~~W~~23,089 million), and for GungHo to continue providing development service, promotions, operating service and maintenance service after commercialization for revenue sharing from the game. On July 11, 2008, Online Game Revolution Fund No. 1 also entered into a partnership agreement with GungHo Works, Inc., the subsidiary of GungHo, to share profit from its online game, “HERO’S SAGA LAEVATEIN”, and paid GungHo Works, Inc. ¥124 million (~~W~~1,220 million).

20.	Supplemental Cash Flow Information and Non-Cash Activities

	2007		2008		2009
	(In millions of Korean Won)

Supplemental cash flow information
Cash paid during the year for income taxes	~~W~~	3,539	~~W~~	3,933	~~W~~	4,439
Interest paid		92		31		41
Supplemental non-cash activities
Reclassification of prepayment to leasehold deposits	~~W~~	—	~~W~~	586	~~W~~	—
Reclassification of leasehold deposits to other account receivable		—		409		—
Reclassification of long-term deferred revenue to deferred revenue		—		1,570		1,643
Offset of long-term deferred income and accounts payable		—		—		876
Reclassification of prepayment to intangible assets		—		—		86

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	Subsequent events

In April and May 2010, a former executive of Gravity filed two lawsuits against the Company with the Seoul Central District Court and Seoul Western District Court claiming employment termination without cause and seeking additional termination compensation. Management of the Company has concluded that the Company does not have any obligation to pay any additional termination compensation to the former executive as the former executive voluntarily resigned and was already paid certain compensation at that time. The Company has not recorded any accrual from this claim as the outcome of the claim is uncertain and the ultimate financial impact cannot be estimated as of the audit report date.