Form 20-F
period 2010-12-31
GRAVITY Co., Ltd.
filed 2011-06-29
CIK 1313310

As filed with the Securities and Exchange Commission on June 29, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

For your convenience, this annual report contains translations of certain Won amounts into U.S. dollars at the noon buying rate as quoted by the Federal Reserve Bank of New York for Won in effect on March 31, 2011, which was Won 1,097.25 to US$1.00. No assurance is given that any Won or dollar amounts could have been, or could be converted into dollars or Won as the case may be at such rate, or any other rate, or at all.

Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS

This annual report for the year ended December 31, 2010 contains “forward-looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. The forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry, and are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “predict,” “project,” “continue” and variations of these words, similar expressions, or that certain events, actions or results “will,” “may,” “might,” “should,” “would” or “could” occur, be taken or be achieved.

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

We caution you not to place undue reliance on any forward-looking statement, each of which involves risks and uncertainties. Although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions could be incorrect. All forward-looking statements are based on our management’s current expectation, assumptions, estimates and projections of future events and are subject to a number of factors that could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; changes in customer preference and popular culture and trends, including the online gaming culture; political changes; recent global economic events including, but not limited to, the significant downturn in the global economic and financial markets and the tightening of the global credit markets, changes in business and economic conditions, fluctuations in foreign exchange rates, fluctuations in prices of our products, decreasing consumer confidence and slowing of economic growth generally, and other risks and uncertainties that are more fully described under the heading “Risk Factors” in this annual report, and elsewhere in this annual report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We undertake no obligation to update or revise any forward-looking statement to reflect future events or circumstances.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

ITEM 3.A.	SELECTED FINANCIAL DATA

You should read the selected financial data below in conjunction with the financial statements and the related notes included elsewhere in this annual report. The selected financial data as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 are derived from our audited financial statements and related notes thereto are included elsewhere in this annual report. Our historical results do not necessarily indicate results expected for any future periods. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

	As of and for the Years Ended December 31,
	2006		2007		2008		2009		2010		2010(1)
											(Unaudited)
	(In millions of Won and thousands of US$, except share and per share data,
	operating data and percentage)

Statements of operations
Revenues:
Online games — subscription revenue	~~W~~	8,420	~~W~~	9,405	~~W~~	12,576	~~W~~	12,674	~~W~~	9,908	US$	9,030
Online games — royalties and license fees		26,123		24,698		30,110		34,037		32,132		29,284
Mobile games		3,840		4,063		6,882		7,882		9,188		8,374
Character merchandising, animation and other revenue		2,580		2,063		3,602		2,810		1,134		1,034

Total revenues		40,963		40,229		53,170		57,403		52,362		47,722
Cost of revenues		17,746		19,479		27,772		21,170		20,873		19,023

Gross profit		23,217		20,750		25,398		36,233		31,489		28,699
Operating expenses:
Selling, general and administrative		27,555		28,159		23,489		21,651		20,422		18,612
Research and development		9,239		5,761		2,145		1,799		4,652		4,240
Impairment losses on investments		—		8,619		—		—		—		—
Impairment losses on intangible assets		—		871		—		280		475		433
Litigation charges		4,648		—		—		—		—		—
Proceeds from a former chairman due to fraud		(4,947)		—		—		—		—		—
Gain in disposal of assets held for sale		(1,081)		—		—		—		—		—
Settlement cost of litigation		—		—		—		1,649		—		—

Operating income (loss)		(12,197)		(22,660)		(236)		10,854		5,940		5,414
Other income, net		2,265		3,441		6,030		2,108		2,322		2,115

Income (loss) before income tax expenses and equity income (loss) on investments		(9,932)		(19,219)		5,794		12,962		8,262		7,529
Income tax expenses		12,069		2,916		3,379		4,544		4,207		3,835

Income (loss) before equity income (loss) on investments		(22,001)		(22,135)		2,415		8,418		4,055		3,694
Equity loss on investments, net		(1,106)		(1,026)		(5,119)		(1,424)		(345)		(314)
Income (loss) before cumulative effect of change in accounting principle		(23,107)		(23,161)		(2,704)		6,994		3,710		3,380

	As of and for the Years Ended December 31,
	2006		2007		2008		2009		2010		2010(1)
											(Unaudited)
	(In millions of Won and thousands of US$, except share and per share data,
	operating data and percentage)

Cumulative effect of change in accounting principle, net of tax		849		—		—		—		—		—
Net income (loss)		(22,258)		(23,161)		(2,704)		6,994		3,710		3,380
LESS: Net income (loss) attributable to the non-controlling interest		7		40		69		77		(20)		(18)

Net income (loss) attributable to Parent Company	~~W~~	(22,265)	~~W~~	(23,201)	~~W~~	(2,773)	~~W~~	6,917	~~W~~	3,730	US$	3,398

Earnings (loss) per share:
Before cumulative effect of change in accounting principle	~~W~~	(3,326)	~~W~~	(3,339)	~~W~~	(399)	~~W~~	995	~~W~~	537	US$	0.49
Cumulative effect of change in accounting principle(2)		122		—		—		—		—		—
Basic and diluted per share	~~W~~	(3,204)	~~W~~	(3,339)	~~W~~	(399)	~~W~~	995	~~W~~	537	US$	0.49
Basic and diluted per ADS(3)		(801)		(835)		(100)		249		134		0.12
Weighted average number of shares outstanding (basic and diluted)		6,948,900		6,948,900		6,948,900		6,948,900		6,948,900		6,948,900
Balance sheet data:
Cash and cash equivalents	~~W~~	35,314	~~W~~	53,588	~~W~~	53,168	~~W~~	51,333	~~W~~	44,122	US$	40,211
Total current assets		88,203		72,667		72,550		82,899		76,343		69,577
Property and equipment, net		8,472		7,195		5,226		2,837		2,672		2,435
Total assets		122,561		96,921		95,935		102,438		125,490		114,368
Total current liabilities		16,192		10,106		8,397		8,248		14,065		12,818
Total liabilities		24,419		21,377		19,327		18,828		27,078		24,678
Total parent company shareholders’ equity		98,113		75,476		76,471		83,396		87,416		79,668
Non-controlling interest		29		68		137		214		10,996		10,022
Total equity		98,142		75,544		76,608		83,610		98,412		89,690
Selected operating data and financial ratios (unaudited):
Gross profit margin(4)		56.7%		51.6%		47.8%		63.1%		60.1%		60.1%
Operating profit margin(5)		(29.8)		(56.3)		(0.4)		18.9		11.3		11.3
Net profit margin(6)		(54.4)		(57.7)		(5.2)		12.0		7.1		7.1

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,097.25 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on March 31, 2011.

(2)	The Financial Accounting Standards Board, or FASB Accounting Standard Codification, or ASC 718, Compensation — Stock Compensation was adopted in 2006.

(3)	Each ADS represents one-fourth of a share of common stock.

(4)	Gross profit margin for each period is calculated by dividing gross profit by total net revenues for each period.

(5)	Operating profit margin for each period is calculated by dividing operating income by total net revenues for each period.

(6)	Net profit margin for each period is calculated by dividing net income by total net revenues for each period.

Exchange Rate Information

The following table sets forth information concerning the noon buying rate for the years 2006 through 2010 and for each month during the previous six months through June 17, 2011, expressed in Won per US dollar.

	At End of	Average
Period	Period	Rate(1)	High	Low

2006	930.0	950.1	1,002.9	913.7
2007	935.8	928.0	950.2	903.2
2008	1,262.0	1,105.8	1,507.9	935.2
2009	1,163.7	1,270.0	1,570.1	1,149.0
2010	1,130.6	1,158.7	1,253.2	1,104.0
December	1,130.6	1,145.5	1,155.2	1,130.6
2011
January	1,119.1	1,118.9	1,128.1	1,111.0
February	1,123.7	1,117.4	1,130.6	1,100.9
March	1,097.3	1,119.3	1,135.6	1,097.3
April	1,068.4	1,083.0	1,091.8	1,068.4
May	1,078.0	1,084.4	1,101.6	1,065.5
June (through June 17, 2011)	1,085.8	1,082.3	1,091.2	1,076.2

Source: Federal Reserve Bank of New York.

Note:

(1)	The average rates for the annual periods were calculated based on the average noon buying rate on the last day of each month during the period. The average rates for the monthly periods were calculated based on the average noon buying rate of each day of the month.

ITEM 3.B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

ITEM 3.C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

ITEM 3.D.	RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We currently depend on one online game product, Ragnarok Online, for most of our revenues.

Most of our revenues have been and are currently derived from a single online game product, Ragnarok Online, which was commercially introduced in August 2002 and is currently commercially offered in 80 countries and markets. We derived Won 37,573 million (US$34,243 thousand) in revenues from Ragnarok Online in 2010 and Won 42,290 million in revenues from Ragnarok Online in 2009, representing approximately 71.8% and 73.7% of our total revenues in 2010 and 2009, respectively.

Ragnarok Online has been in the market for nine years and has reached maturity in most of our principal markets. The life cycle of an online game generally lasts from four to seven years and reaches its peak popularity within the first two years of its introduction after which usage gradually stabilizes and begins to decrease over time. The number of users of Ragnarok Online worldwide reached its peak in the first quarter of 2005 and has continued to decline since such time. Our failure to maintain, improve, update or enhance Ragnarok Online in a timely manner or successfully introduce it in attractive new markets is likely to lead to a continual decline in Ragnarok Online’s user base and subscription revenues and royalties. This will likely lead to a decline in our overall revenues, which would materially and adversely affect our business, financial condition and results of operations.

If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected.

In order to grow our revenues and net income, we must develop, acquire, license, launch, market or operate commercially successful online games in addition to Ragnarok Online in order to retain our existing users and attract new users. In addition to Ragnarok Online, we currently offer five other massively multiplayer online role playing games, or MMORPGs, Requiem, Emil Chronicle Online, R.O.S.E. Online, Canaan and Dragonica, which is also known as Dragon Saga in the United States and Canada, a casual third person shooter, H.A.V.E. Online, which is also known as Toy Wars in Japan, and two social network games, Fashion Star and Jeweled Planet. We conducted closed beta testing of an MMORPG sequel to Ragnarok Online, Ragnarok Online II, and open beta testing of a Web browser-based casual MMORPG, Eternal Destiny, which was developed by Xpec Entertainment Inc., a Taiwanese company. We are currently developing a new MMORPG with a tentative title of East Road. We have entered into license agreements to publish Weapons of the Gods, an MMORPG, with Shanghai Nineyou Interactive Community and Media Co., Ltd. and its two affiliated Chinese game developers and publishers, Shanghai Nineshine Information Technology Co., Ltd. and HitNorth International Limited. We have entered into license agreements to publish Da Ming Long Quan, an MMORPG developed by Shanghai Jiayou Network Technology, a Chinese company, with SL Media & Games Co., Ltd., and Finding Neverland Online, an MMORPG developed by X-Legend Entertainment Co., Ltd., a Taiwanese company, all of which are currently being localized and prepared for beta testing.

None of our other online games to date have proven to be as commercially successful as Ragnarok Online. We stopped offering Pucca Racing, a casual online game, in June 2010 as the game did not gain popularity in the market. In addition, we have experienced significant delays in and cost overruns related to the launch of many of our online games. For example, although we conducted open beta testing of Ragnarok Online II from May 2007 to August 2010, followed by closed beta testing on the upgraded version of the game from August 2010 to September 2010 and a customer satisfaction test called R Care Test in January 2011, and had indicated our plan to release Ragnarok Online II at various times over the past few years, the launch of this game has been significantly delayed on a number of occasions for a variety of reasons, including as a result of technical difficulties and corrective actions taken in response to market feedback during the testing and development phase. While no assurance can be given that we will be able to meet our current anticipated launch date, we currently intend to launch Ragnarok Online II in the fourth quarter of 2011. We entered into license and distribution agreements for Ragnarok Online II with six licensees in ten countries in 2006, 2007 and 2008, including Thailand, Japan, Taiwan, the Philippines, Singapore, Malaysia, Vietnam, China, Indonesia and Brazil. Our agreement with the licensee for licensing and distribution of Ragnarok Online II in the Taiwan, Hong Kong and Macau markets was terminated in December 2010. Licensing and distribution agreements with licensees in the Philippines and Brazil were amended in June 2010, and those in Thailand, Singapore and Malaysia were amended in November 2010 with less favorable terms than the original agreements, such as reduced license fees or guaranteed minimum royalty. As a result of such termination and amendments, the total value of our license and distribution agreements for Ragnarok Online II in nine countries is US$43,390 thousand as of December 31, 2010. Any continued delay in the launch schedule of Ragnarok Online II could result in financial losses, including termination or amendments of more license agreements, which could damage our reputation and have a material adverse effect on our business, prospects, financial condition and results of operation.

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

In markets other than Korea, the United States, Canada, Australia, New Zealand, India and certain European countries for Ragnarok Online; Korea, the United States, Canada, certain European countries, certain Central and South American countries, Thailand, Vietnam, Singapore, Malaysia, Indonesia and the Philippines for Requiem; the United States, Canada, Mexico and certain European countries for R.O.S.E. Online; the United States and Canada for Dragonica, which is also known as Dragon Saga; and Korea for Fashion Star and Jeweled Planet in which we or our subsidiaries directly publish our games, we license our games to overseas operators or distributors for license fees and royalty payments based on a percentage of revenues generated from our games in such markets. Overseas license fees and royalty payments represented 61.4% of our total revenues in 2010 and 59.3% of our total revenue in 2009. In particular, we are heavily dependent on one licensee for a significant portion of our revenues. In 2010, 55.5% of our total revenues was derived from GungHo Online Entertainment, Inc., or GungHo, our licensee in Japan, which is also our majority shareholder. Deterioration in our relationships with licensees or material changes in the terms of our licenses with such licensees will likely have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, as we are heavily dependent on certain licensees, deterioration or any adverse developments in the operations, including changes in senior management, of our overseas licensees may materially and adversely affect our business, financial condition and results of operations.

Further, our overseas licensees generally have the exclusive right to distribute our games in their respective markets for a term of two or three years and may also operate or publish other online games developed or offered by our competitors, while we may not be able to easily terminate the license agreements as the agreements do not specify particular financial or performance criteria that need to be met by our licensees. If our overseas licensees devote greater time and resources to marketing their proprietary games or those of our competitors, we may not be able to terminate our license agreements or enter into a new license agreement with a different licensee and our revenues and net profit would be adversely impacted. Also, a failure to satisfy our obligation to provide technical and other consulting services to the licensees under the license agreement may negatively affect user satisfaction and loyalty and hinder our licensees’ efforts to increase market share, which may lead the licensees to focus their attention on our competitors’ games or request modifications to our licensing agreements, including our licensees terminating or not renewing their relationship with us.

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

Since April 1, 2008, GungHo has been our largest shareholder and beneficially owns, as of the date hereof, 59.3% of our common shares. As a result, GungHo is able to exert significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, including acquisitions, divestitures, strategic relationships and other matters, and may also exert significant control over decisions related to the status of our American depositary shares being eligible for quotation and trading on the NASDAQ Global market. In addition, as GungHo is also an online game developer, there may be conflicts of interest. For instance, GungHo may lead our management with strategies and efforts which benefit itself and its shareholders to the detriment of our other shareholders. GungHo may also compete directly or indirectly against us for users and customers or increased market share for its games. Furthermore, four of our registered Executive Directors, Mr. Hyun Chul Park, Mr. Yoshinori Kitamura, Mr. Kazuki Morishita and Mr. Kazuya Sakai currently serve as General Manager, Director and Executive General Manager, President and Chief Executive Officer, and Director and Chief Financial Officer, respectively, of GungHo, and there may be conflicts of interest in the decisions made by our Board of Directors and senior management. See ITEM 7.B. “RELATED PARTY TRANSACTIONS — Relationship with GungHo Online Entertainment, Inc.”

We operate in a highly competitive industry and compete against many large companies.

Increased competition in the online game industry in our markets from existing and potential competitors could make it difficult for us to retain existing users and attract new users, and could reduce the number of hours users spend playing our current or future games or cause us and our licensees to reduce the fees charged to play our current or future games. In some of the countries in which our games are distributed, such as Korea, Japan and Taiwan, growth of the market for online games has continued to slow while competition remains strong. If we are unable to compete effectively in our principal markets, our business, financial condition and results of operations could be materially and adversely affected. Many companies worldwide are dedicated to developing and/or operating online games and compete across various markets and regions. We expect more companies to enter the online game industry and a wider range of online games to be introduced in our current and future markets. Our competitors in the MMORPG industry vary in size from small companies to very large companies with dominant market share such as NCsoft of Korea and Tencent of China. We also compete with online casual game and game portal companies such as NHN Corporation, Nexon Corporation, CJ E&M and Neowiz Games Corporation, all from Korea. In addition, we may face stronger competition from companies that produce package games, such as Activision Blizzard, Electronic Arts, Nintendo and Sony Computer Entertainment, some of which have already successfully entered the online gaming market and many of which have announced their intention to expand their game services and offerings over the Internet. For example, World of Warcraft, Activision Blizzard’s online game, was released in 2004 and has been one of the most popular games in the world. Electronic Arts co-developed with Neowiz Games and launched FIFA Online 2, a sports online game based on its best-selling package sports game franchise FIFA series, in Korea in 2007 and the game is currently serviced in Korea and some South East Asian countries. Many of our competitors have significantly greater financial, marketing and game development resources than we have. As a result, we may not be able to devote adequate resources to develop, acquire or license new games, undertake extensive marketing campaigns, adopt aggressive pricing policies or adequately compensate our game developers or third-party game developers to the same degree as many of our competitors.

As the online game industry in many of our markets is rapidly evolving, our current or future competitors may more effectively adapt to the changing competitive landscape and market conditions and compete more successfully than us. In particular, online game products are becoming more similar to each other, thus becoming commoditized and undifferentiated. In this environment, larger companies with relative economies of scale have a clear advantage over smaller companies like ours, as they are able to develop games in a more cost efficient manner, diversify their risks with a broader category of games and genres and increase their chances of having widely popular games. In addition, any of our competitors may offer products and services that have significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than ours. In addition, any of our current or future competitors may be acquired by, receive investments from or enter into strategic relationships with larger, better established and better financed companies and therefore may be able to obtain significantly greater financial, marketing and game licensing and development resources than we can. See ITEM 4.B. “BUSINESS OVERVIEW — COMPETITION.”

Our investments in joint ventures or partnerships, or acquisitions of other companies related to development or service of online games may not be successful.

Since 2004 we have made investments in joint ventures and entered into partnership arrangements with third parties to invest in online games. In many cases, as we do not have significant investment or other control over such entities, the success of such joint ventures and partnership arrangements is heavily dependent on third parties and their investment decisions. In December 2005, we entered into a limited liability partnership agreement to invest an aggregate amount of JPY1,000 million in Online Game Revolution Fund No. 1, a limited liability partnership which purpose was to invest in online games. In 2005, 2006, 2008 and 2009, we made contributions of JPY100 million, JPY150 million, JPY642 million and JPY18 million, respectively, to the partnership. We account for our partnership interest under equity method of accounting and recorded our partnership interest as an equity loss equal to Won 5,119 million, Won 1,424 million and Won 358 million in 2008, 2009 and 2010, respectively. On December 31, 2010, the term of the partnership expired and it is currently undergoing liquidation process. In June 2010, we acquired from Terabit Telecom Ltd., a Russia-based online game company, a 25% of equity interest in Ingamba LLC, or Ingamba, a joint venture company established in April 2010 for online game service in Russia. In October 2010, we acquired an aggregate of 50.83% of the total shares of Barunson Interactive Corporation, subsequently named Gravity Games Corporation, an online game developer in Korea.

If our partners or our investments in such joint ventures and partnerships or companies acquired by us are unable to manage their investments, develop promising online games, or market or operate commercially successful online games such joint ventures and partnerships or acquired companies will be unable to attain their investment objectives, which may materially and adversely affect the value of our investments and commitments and will likely have a material adverse affect on our business, financial condition and results of operation.

We have experienced frequent turnover among our senior management team and key employees in the past. Some of our senior managers and key employees have limited experience in our industry, which could materially and negatively affect our business prospects.

Some senior management members and other key employees have worked with us and in our industry for a relatively short period of time. Their unfamiliarity with many aspects of our business operations may adversely affect our business, prospects, financial condition and results of operation. Despite our efforts to stabilize the composition of our senior management, we cannot provide any assurance that we will be successful. Our business prospects must be considered in light of the risks and difficulties we have encountered in the recruitment and retention of qualified senior management. Our inability to successfully address these risks and difficulties could materially harm our business prospects, financial condition and results of operations.

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

Our current and future games may contain programming errors or flaws, which may become apparent only after their release. In addition, our online games are developed using programs and engines developed by and licensed from third party vendors, which may include programming errors or flaws over which we have little or no control. If our users have negative experiences with our games related to or caused by undetected programming errors or flaws, they may be less inclined to use our games or recommend our games to other potential users.

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

Despite security measures, some of our employees or licensees’ employees with high-level security access to our network, or other employees who hack into or otherwise gain unauthorized access to certain sectors of our network, may succeed in breaching internal security systems and engage in electronic embezzlement by creating or diverting game money used in our online games and engaging in a public or private sale of the game money for their personal financial benefit. Although we have internal security procedures in place designed to prevent electronic embezzlement and have not had any incident of electronic embezzlement since early 2006, we cannot assure you that we or our overseas licensees will be successful in preventing all electronic embezzlement. We have taken a number of procedures to prevent electronic embezzlement, including installing security programs designed to prevent counterfeiting and modification of program files, but cannot assure you such procedures will be sufficient to prevent new methods to engage in electronic embezzlement. Incidents of electronic embezzlement may negatively impact the reputation of our games, which may materially and adversely affect our business, financial condition and results of operations.

Cheating by users of online games could lessen the popularity of our online games and adversely affect our reputation and our results of operations.

We have experienced numerous incidents where users were able to modify the published rules of our online games. Although these users did not gain unauthorized access to our systems, they were able to modify the rules of our online games during game play in a manner that allowed them to cheat and disadvantage our other online game users, for example, by utilizing auto-run programs that enabled the games to be continuously and automatically played without user participation, which allowed the users to accumulate in-game points quickly, causing many other players to stop using the game and shortening the game’s lifecycle. Such unauthorized manipulation of our games may negatively impact the image and users’ perception of our games and damage our reputation. Although we have taken a number of steps to deter our users from cheating when playing our online games, including spot checks, monitoring of game play by game masters to check for suspicious activity, we cannot assure you that we or our licensees will be successful or timely in taking the corrective steps necessary to prevent users from modifying the terms of our online games.

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

Since the commercialization of Ragnarok Online in August 2002, we have discovered that the server-end software of Ragnarok Online has been consistently and unlawfully released in most of the countries and markets in which Ragnarok Online is offered. This enables unauthorized parties to set up local server networks to operate Ragnarok Online, which may result in the diversion of a significant number of paying users. We designate certain employees to be responsible for detecting such illegal servers. In Korea, we report offenders to the relevant enforcement authority for possible prosecution relating to crimes on the Internet. In markets outside of Korea, we cooperate with and rely on our licensees to seek enforcement actions against operators of illegal servers. For example, in Japan, we submitted a preliminary written accusation to the Tokyo Metropolitan Police Department in October 2009 and filed criminal charges against an illegal server operator of Ragnarok Online in April 2011 in cooperation with GungHo, our licensee in Japan, and the matter is currently under investigation by the Tokyo Metropolitan Police Department. In December 2007 and June 2008, Gravity Interactive, Inc., our wholly owned subsidiary in the United States which manages Ragnarok Online game operations in the United States, petitioned the Federal Bureau of Investigation for remission or mitigation of forfeiture of the property of two illegal server operators of Ragnarok Online, which property was deemed proceeds of copyright infringement violations by the illegal server operators, and US$154,674.73 was returned to Gravity Interactive, Inc. in April 2011. We may incur considerable costs in the future in order to remedy software piracy of our sever software and to enforce our rights against the operators of unauthorized server networks.

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

We cannot be certain that our online games do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others. For example, in November 2010, Gravity Interactive, Inc., our wholly owned subsidiary in the United States, which manages Dragonica game operations under the name Dragon Saga in the United States and Canada, THQ*ICE LLC, the former game distributor of Dragonica in the United States and Canada, and THQ Inc., the former joint venture partner of THQ*ICE LLC, were accused of trademark infringement. The owner of the registered trademark of Dragonica in the United States filed a lawsuit with the United States District Court for the Southern District of California seeking damages and any profits and gains to the defendants through the alleged trademark infringement. In February 2011, Gravity Interactive, Inc. responded to the United States District Court for the Southern District of California, stating that there was no infringement on the registered trademark of Dragonica. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may be required to pay penalties, fines and pay for unauthorized use of such intellectual property and we may need to incur additional license fees or be forced to develop alternative technology or obtain other licenses. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. In addition, certain of our employees were recruited from other online game developers, including current and potential competitors. To the extent these employees have been and are involved in the development of our games that are similar to the games they helped develop at their former employers, we may become subject to claims that we or such employees have improperly used or disclosed trade secrets or other proprietary information. Although we are not aware of any pending or threatened claims of this type, if any such claims were to arise in the future, litigation or other dispute resolution procedures might be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources.

Successful infringement or licensing claims against us may result in substantial monetary damages, which may materially disrupt our business operations and have a material adverse effect on our reputation, business, financial condition and results of operations.

We may not be able to successfully implement our growth and profit improvement strategies.

We are pursuing a number of growth and profit improvement strategies, including the following:

•	distributing games developed in-house;

•	publishing games acquired from or developed by third parties through licensing arrangements;

•	offering our games in countries where we currently have little or no presence;

•	optimizing our marketing and research and development expenditures;

•	cross-selling our popular online games through other lines of businesses, such as mobile games, console games, animation and character merchandising; and

•	pursuing joint ventures with game development and service companies.

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

According to the 2009 report issued by the Korea Creative Content Agency, an industry, non-profit organization that promotes exporting of Korean culture, the growth of the Internet café industry started to stabilize from 2000 although the total number of personal computers, or PCs, in Internet cafés continues to increase steadily. The number of Internet cafés slightly increased in 2008 after a short period of decrease in 2007 due to certain legal developments such as the Enforcement Decree of the Building Act, which placed limitations on the space for Internet cafés, the School Health Act, which prohibited the entry of certain facilities into the school environment clean-up zone and the Mandatory Registration of Businesses Supplying Games which was enforced by the government to regulate “speculative” gambling places. While we believe that there was no significant change in the number of Internet cafés in operation in 2010, as the Korean government enforces its regulations to tighten control over businesses that provide Internet and computer game facilities, the number of Internet cafés and as a result the total number of PCs at Internet cafés are expected to gradually decrease in the long term. Internet cafés have traditionally been the largest consumer and served as a medium of the game industry in Korea and any future reduction in the number of Internet cafés may shrink the size of the overall game market in Korea and adversely affect our ability to target a core group of potential users who prefer playing online games, in particular, MMORPGs, at Internet cafés.

The high cost to access the Internet in certain markets may impede our entry into new markets.

Our growth potential in many of the markets in which our games are currently distributed or which we intend to enter, such as Southeast Asia and South America, may be limited as the penetration rates for personal computers in such markets are relatively low and the cost of Internet access relative to the per capita income is higher when compared to some of our principal markets such as Korea and Japan. If we are unable to successfully enter and develop new markets for our games, our growth and profit improvement strategies, our revenues, profitability and competitiveness may be materially and adversely affected.

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

Section 3(b)(1) of the Investment Company Act of 1940, or the ’40 Act, provides that a company is not an investment company and, therefore, not required to register under the ’40 Act as an investment company, if the company is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting or trading in securities (a “Non-Investment Business”). There are several bases on which a company can rely in determining that it is a Non-Investment Business.

Under one set of criteria, the factors to be considered in determining that a company is a Non-Investment Business are: (i) the history of the company; (ii) the manner in which the company represents itself to the investing public; (iii) the activities of its officers and directors; (iv) the nature of its current assets; and (v) the sources of its current income. Based on those factors, we believe that we are engaged primarily and directly in the business of providing online game services, and consequently, that we are a Non-Investment Business, and not an investment company as that term is defined under the ’40 Act.

However, the determination as to whether a company satisfies the foregoing criteria is fact sensitive and subjective. Accordingly, it is possible that our determination could be challenged by the U.S. Securities and Exchange Commission (“SEC”), particularly if at any time we own “investment securities” (as defined in the ’40 Act) having a value in excess of 40% of our total assets (exclusive of cash items and U.S. government securities). We do not currently own investment securities in excess of this threshold. Nonetheless, if this were to become the case, we could be required to take actions to reduce our ownership of investment securities to comply with this standard, such as shifting a portion of our short-term investment portfolio into low-yielding bank deposits. If necessary, such actions would likely reduce the amount of interest or other income that we could otherwise generate from our investments. In addition, we might need to acquire additional income or loss generating assets that we might not otherwise have acquired or forego opportunities to acquire minority interests in companies that could be important to our business strategy.

Alternatively, we could consider other actions, including applying to the SEC for an exemptive order pursuant to Section 3(b)(2) of the ’40 Act, declaring that we are a company that is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, without regard to the composition of our assets at any particular time. However, there can be no assurance that we would receive an exemptive order and the process to obtain such an exemptive order could be long and expensive.

The ’40 Act contains numerous, complex requirements with respect to the organization and operations of investment companies, including restrictions on their capital structure, operations, and transactions with affiliates, as well as restrictions on the composition of the board of directors and other matters which would be incompatible with our business. Also, if we were to be deemed an investment company in the future, we would effectively be precluded from making public offerings of securities in the United States. In addition to disciplinary actions, such as SEC enforcement actions seeking monetary damages, we could also be subject to administrative or legal proceedings and any contracts to which we are a party that violate the ’40 Act or the rules thereunder might be rendered unenforceable or subject to rescission.

Our status as a passive foreign investment company (“PFIC”) in 2010 and potentially other years could result in adverse U.S. tax consequences for you.

In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments, and other passive assets after our initial public offering, we may have been a PFIC for U.S. federal income tax purposes since our initial public offering. In particular, due to the deterioration of the trading price of our ADSs, we believe that we were a PFIC in 2008 through 2010, and there is a significant risk that we will continue to be a PFIC in 2011. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you could be subject to adverse U.S. federal income tax consequences. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding our ADSs or common shares if we are considered a PFIC in any taxable year. See ITEM 10.E. “TAXATION — U.S. FEDERAL INCOME TAX CONSIDERATIONS — Passive foreign investment companies.”

If we fail to achieve and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results or do so on a timely basis or reduce our ability to prevent or detect fraud, and investor confidence and the market price of our ADSs may be adversely affected.

We have identified material weaknesses in our internal control over financial reporting in prior years. Most recently, in connection with the audit of our financial statements prepared under U.S. GAAP for the year ended December 31, 2009, our management identified a material weakness in our internal control over financial reporting related to lack of monitoring controls over significant transactions at the subsidiary level. Based upon the remediation actions taken by us, our management has concluded that this control deficiency no longer exists as of December 31, 2010.

We cannot assure you that we will not discover additional material weaknesses in our internal control over financial reporting in the future. If we fail to design and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results in a timely manner or prevent errors or fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to loss of investor confidence in the reliability of our consolidated financial statements and could result in investigations or sanctions by the SEC, the NASDAQ, or other regulatory authorities or in stockholder litigation. Any of these factors could ultimately harm our business and could adversely impact the market price of our ADSs.

Furthermore, we are subject to the Sarbanes-Oxley Act, which requires us to, among other things, maintain an effective system of internal controls over financial reporting, and requires our management to provide a certification on the effectiveness of our internal controls on an annual basis. See ITEM 15. “CONTROLS AND PROCEDURES” for additional discussion concerning our material weakness of prior year and changes in internal control.

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

We could suffer losses due to asset impairment charges.

We held a total of Won 19,964 million in acquired intangible assets and Won 7,991 million in goodwill at December 31, 2010. See Note 12 to our consolidated financial statements included in this annual report. We test goodwill and indefinite-lived intangible assets at least annually for impairment, and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying amount. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by management. If such an adverse event occurred and had the effect of changing one of the critical assumptions or estimates related to the fair value of our intangible assets or goodwill, an impairment charge could result. For example, during 2009, as a result of an overall decline in the fair value of the business reporting units in our business in Russia, we recorded a goodwill impairment charge of Won 241 million to write off the entire outstanding balance of goodwill in such reporting units. There can be no assurance that future reviews of our goodwill and other intangible assets will not result in impairment charges. Although it does not affect cash flow, an impairment charge does have the effect of decreasing our earnings, assets and shareholders’ equity.

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

Currently there is no national law specifically regulating the operation of Internet cafés in Taiwan. However, several municipalities and counties of Taiwan, such as Taipei City, New Taipei City, Taoyuan County, Tainan City, Nantou County, Lienchiang County and Kinmen County, have promulgated ordinances imposing restrictions on Internet cafés. In order to have Internet cafés regulated under a national legislation rather than by different municipalities and counties ordinances, the ROC Ministry of Economic Affairs as well as some legislators propose to regulate all Internet cafés located in Taiwan under a national legislation to be enacted. It is unclear, however, whether or when the above proposals will be passed by the Legislative Yuan and what restrictions will be imposed on Internet cafés. If the future laws and regulations have an impact on the Internet cafés, the growth of the Internet cafés industry in Taiwan may be affected and adversely affect our business, financial condition and result of operations. See ITEM 4.B. “BUSINESS OVERVIEW — LAWS AND REGULATIONS — Taiwan” for detailed discussion regarding Taiwanese laws that affect our operations.

Thailand

Although there is no specific law or regulation that directly governs the online game industry in Thailand, new legislation was passed in June 2008 to impose certain restrictions to control operators of game shops (i.e., places where people can play games, including Internet cafés that provide game services) and limit access to game shops by users under 18 years of age. These restrictions include limitations on the business days and hours, location and building structure of game shops as well as the daily playing time of games and curfew hours for users under 18 years of age. According to the Ministerial Regulation of Ministry of Culture Re: Permission and Operation of Video Shops B.E. 2552 (September 24, 2009), users under 15 years of age can enter game shops and Internet cafés between 2:00 p.m. and 8:00 p.m. on Monday to Friday; and between 10:00 a.m. and 8:00 p.m. on public holidays or during school term breaks prescribed by the competent registrar. For users aged from 15 years to 18 years, the access times are limited to between 2:00 p.m. and 10:00 p.m. on Monday to Friday; and between 10:00 a.m. and 10:00 p.m. on public holidays or during school term breaks as prescribed by the competent registrar. See ITEM 4.B. “BUSINESS OVERVIEW — LAWS AND REGULATIONS — Thailand” for detailed discussion regarding Thai laws that affect our operations.

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

We may be subject to income tax withholding in countries where we derive revenues. Such withholding is made by our overseas licensees at the current withholding rates in such countries. To the extent Korea has a tax treaty with any such country, the withholding rate prescribed by such tax treaty will apply. Under the Corporation Tax Law of Korea, we are entitled to and recognize a capped tax credit computed based on the amount of income taxes withheld overseas when filing our income tax return in Korea. Accordingly, the amount of taxes withheld overseas may be offset against taxes payable in Korea.

The tax rates on royalties pursuant to tax treaties that Korea entered into have not changed recently. Any adverse changes in tax treaties between Korea and the countries from which we receive license fees and royalties, such as with the rate of withholding tax in the countries in which our games are distributed or in Korean tax law enabling us to recognize tax credits for taxes withheld overseas, could adversely affect our net income.

RISKS RELATING TO OUR MARKET ENVIRONMENT

Our businesses may be adversely affected by developments affecting the economies of the countries in which our games are distributed.

Our future performance will depend in large part on the economic growth of our principal markets. Our top geographic markets in terms of revenues were Japan, Korea, the United States and Canada, Taiwan and Hong Kong/ Macau, and Brazil, representing 55.7%, 18.6%, 9.1%, 5.6% and 2.1%, respectively, of our total revenues in 2010. Accordingly, our business, prospects, financial condition and results of operations are subject to the economic, political, legal and regulatory conditions and developments in these countries. Adverse economic developments in such markets may have an adverse effect on the number of our subscribers and our revenues and have a material adverse effect on our results of operations.

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

In most of the countries in which our games are distributed, the revenues generated by our overseas subsidiaries or licensees are denominated in local currencies, which include the U.S. dollar, the Japanese Yen, the Euro, the NT dollar, the Thai Baht and the Chinese Yuan. In 2010, approximately 81.4% of our revenues were denominated in foreign currencies, primarily in the U.S. dollar and the Japanese Yen. As the revenues denominated in local currencies, other than the U.S. dollar, the Japanese Yen and the Euro, are converted into the U.S. dollar for remittance of monthly royalty payments to us, any depreciation of the local currencies against the U.S. dollar will result in reduced license fees and monthly royalty payments in U.S. dollar terms and may materially and adversely affect our financial condition and results of operations.

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

As of December 31, 2010, we have not entered into any outstanding foreign currency forward exchange contract. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost-effective manner, or at all.

Increased tensions with North Korea could adversely affect us and the price of our ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension, which may occur, for example, if North Korea experiences a leadership or economic crisis, high-level contacts break down, or military hostilities occur, could adversely affect our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our ADSs.

Disruptions in Taiwan’s political environment could seriously harm our business and operations in Taiwan.

In 2010 and 2009, we derived 5.2% and 2.8%, respectively, of our total revenues from our licensees in Taiwan. The Chinese government asserts that it has sovereignty over Taiwan as well as mainland China and does not recognize the legitimacy of the government of Taiwan. The Chinese government has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or a foreign power interferes in Taiwan’s internal affairs. In response, the Taiwanese government promulgated the Referendum Law on December 31, 2003, last amended on June 17, 2009, allowing referenda on a range of issues to be proposed and voted upon. The law allows a referendum on key constitutional issues in the event that Taiwan faces a military attack from a foreign power and its sovereignty is threatened.

In March 2008, the Taiwanese people elected President Ma Ying-jeou, who has supported the cultivation of better relations with mainland China. For instance, in July 2008, Taiwan lifted the ban on Chinese person’s visiting Taiwan with certain limitations. In December 2008, Taiwan re-established regular direct transportation links with mainland China that had been shut since 1949, including regularly scheduled commercial flights and shipping and mail. Further, the Taiwanese government has partially unwound the restrictions on the investment in Taiwan by Chinese companies and person and several new regulations in connection therewith have been passed. For the purpose of furthering financial cooperation, Taiwan has entered into a memorandum of understanding regarding cross-strait financial supervision with mainland China on November 16, 2009, which became effective on January 16, 2010. Also, after several months of negotiation, the Taiwanese and Chinese governments entered into the Economic Cooperation Framework Agreement for enjoying custom benefits on June 29, 2010, which became effective on September 12, 2010. Although recent trends may be beneficial to Taiwan’s economy, the history between Taiwan and mainland China has been marked with uncertainties. Deteriorations in the relationship between Taiwan and China and other factors affecting Taiwan’s political environment may materially and adversely affect our Taiwanese licensee’s business and our results of operations. President Ma Ying-jeou’s term will expire in 2012 and a new president will be elected early in that year. There can be no assurance that the political environment between Taiwan and China will remain unchanged after this election.

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

In March 2003, we established Gravity Interactive, LLC, our wholly-owned subsidiary in the United States. The name of Gravity Interactive, LLC was changed on January 1, 2006 to Gravity Interactive, Inc., or Gravity Interactive. In January 2004, we acquired 50% of the voting shares of Gravity Entertainment Corporation, or Gravity Entertainment, formerly RO Production Co., Ltd., our subsidiary in Japan. In October 2004, we obtained from GungHo, then the other 50% shareholder of RO Production Co., Ltd., their ownership interest in RO Production Co., Ltd., which made Gravity Entertainment our wholly-owned subsidiary. RO Production Co., Ltd. changed its corporate name to Gravity Entertainment on February 5, 2005. In April and May 2005, we acquired an aggregate of 88.15% equity interest in TriggerSoft Corporation, or TriggerSoft, which developed R.O.S.E. Online. TriggerSoft went into liquidation proceedings in Korea in May 2007 and the liquidation was completed in October 2007. In November and December 2005, we acquired an aggregate of 96.11% of the total shares of NeoCyon, Inc., or NeoCyon, which provides mobile multimedia services in Korea. In August 2006, we founded Gravity EU SASU, or Gravity EU, a wholly-owned subsidiary based in France, and in September 2006, we acquired 100% of the voting shares of Gravity CIS, Inc. formerly Mados, Inc., from Cybermedia International, Inc., a former subsidiary of NeoCyon. On November 21, 2007, the name of Gravity CIS, Inc. was changed to Gravity CIS Co., Ltd., or Gravity CIS. In May 2007, we established Gravity Middle East & Africa FZ-LLC, or Gravity Middle East & Africa, a wholly-owned subsidiary in Dubai. Gravity Middle East & Africa has been in the process of liquidation since September 2008. In October 2007, we founded Gravity RUS Co., Ltd., or Gravity RUS, a Russia-based subsidiary, and acquired 99.99% of the voting shares, and transferred 100% of the voting shares of Gravity CIS to Gravity RUS in December 2007. In October 2007, we formed L5 Games Inc., or L5 Games, a game development studio in the United States which is a wholly-owned subsidiary of Gravity Interactive. L5 Games went into liquidation proceedings in the United States in August 2008 and the liquidation was completed in May 2010. On April 1, 2008, GungHo acquired shares of our common stock, after which it became our largest shareholder, beneficially owning approximately 52.4% of our common shares. GungHo subsequently purchased our ADSs and beneficially owns approximately 59.3% of our common shares as of March 31, 2011. In June 2010, we acquired from Terabit Telecom Ltd., a Russia-based online game company, a 25% of equity interest in Ingamba LLC, or Ingamba, a joint venture company established in April 2010 for online game service in Russia, and Terabit Telecom sold its 75% of equity interest in Ingamba to Stylonos Technologies Ltd., a Russia-based online game company, in December 2010. In October 2010, we acquired an aggregate of 50.83% of the total shares of Barunson Interactive Corporation, or Barunson Interactive, an online game developer in Korea. Barunson Interactive changed its corporate name to Gravity Games Corporation, or Gravity Games, on March 28, 2011.

Our registered office is located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795. Our telephone number is (822) 2132-7000. Our main Web site is at http://www.gravity.co.kr.  Our address for service of process in the United States is Gravity Interactive, 13160 Mindanao Way, Marina Del Rey, California 90292.

ITEM 4.B.	BUSINESS OVERVIEW

OVERVIEW

We are a leading developer and publisher of online games in Japan, Taiwan, Brazil, the Philippines, Indonesia, Singapore, Malaysia, Thailand and Russia based on the number of peak concurrent users, or PCU, as compiled from various statistical data available from public sources in such countries. We are based in Korea and we currently offer nine online games worldwide and have two online games in development and four online games developed or being developed by third parties for which we have entered into license agreements. Our principal product, Ragnarok Online, is commercially offered in Korea and 79 other countries and markets. Requiem is commercially offered in

Korea, the United States, Canada and 87 other countries and markets. Emil Chronicle Online is commercially offered in Thailand, Hong Kong, Taiwan and Indonesia. R.O.S.E. Online is commercially offered in the United States, Canada, Mexico and 40 other countries. Dragonica is commercially offered in the United States, Canada and 55 other countries and markets. H.A.V.E. Online is commercially offered only in Japan under the name Toy Wars. Canaan, Fashion Star and Jeweled Planet are commercially offered in Korea. We also offer a number of mobile games and license the merchandizing rights of character-related products based on our online games. We intend to diversify our online game offering by developing online games in-house as well as publishing additional online games developed by third parties. We are also expanding our business by providing our games on multiplatform devices, such as Nintendo DS, Xbox Live Arcade and PlayStation Portable (PSP).

In Korea, we directly manage all aspects of operations of our games except Dragonica, such as marketing, operation, billing and customer service. For certain countries and markets, our subsidiaries directly manage such game operations. Gravity Interactive, our wholly-owned subsidiary in the United States, is responsible for all aspects of Ragnarok Online game operations in the United States, Canada, Australia, New Zealand and India, for all aspects of Requiem game operations in the United States, Canada, 39 European countries and 24 Central and South American countries, for all aspects of R.O.S.E. Online game operations in the United States, Canada, Mexico and 40 European countries, and for all aspects of Dragonica, which is also known as Dragon Saga, in the United States and Canada. Gravity EU, our wholly-owned subsidiary in France is responsible for Ragnarok Online game operations in France and 26 European countries. In the countries where we and our wholly-owned subsidiaries, Gravity Interactive and Gravity EU, manage game operations, our game revenues are recorded as subscription revenues. In addition, our revenues from global services of Requiem, for which we offer the game directly and local consignees are responsible for services related to marketing and billing, among others, such as Thailand, Vietnam, Singapore, Malaysia, Indonesia and the Philippines, are also recorded as subscription venues.

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

	Year Ended December 31,
	2008			2009			2010			2010(1)
	(In millions of Won and thousands of US$, except percentages)

Online game revenues(2):
Subscriptions:
Korea	~~W~~	7,463	14.0%	~~W~~	4,951	8.6%	~~W~~	3,829	7.3%	US$	3,490
United States/Canada(3)		3,607	6.8		5,785	10.1		4,664	8.9		4,251
Others(4)		1,506	2.9		1,938	3.4		1,415	2.7		1,289
Royalties and license fees:
Japan		23,353	43.9		28,089	48.9		24,761	47.3		22,567
Taiwan/Hong Kong/Macau		2,210	4.1		1,827	3.2		2,864	5.5		2,610
Brazil		971	1.8		1,057	1.8		1,079	2.1		983
Others(3)(4)		3,576	6.7		3,064	5.4		3,428	6.5		3,124

Subtotal		30,110	56.5		34,037	59.3		32,132	61.4		29,284

Mobile game revenues		6,882	12.9		7,882	13.7		9,188	17.5		8,374
Character merchandising and other revenues		3,602	6.9		2,810	4.9		1,134	2.2		1,034

Total revenues	~~W~~	53,170	100.0%	~~W~~	57,403	100.0%	~~W~~	52,362	100.0%	US$	47,722

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,097.25 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on March 31, 2011.

(2)	Online game revenues include revenues from Ragnarok Online, R.O.S.E. Online, Requiem, Emil Chronicle Online, Canaan, Dragonica, Pucca Racing, Time N Tales and from two games offered through STYLIA, our casual online game portal site. Canaan was commercially launched in October 2010. The revenues from Dragonica in 2010 only include revenues arising after October 21, 2010 when we acquired Barunson Interactive, currently Gravity Games, the developer of Dragonica. We discontinued offering games through STYLIA, Time N Tales and Pucca Racing in September 2008, March 2009 and June 2010, respectively.

(3)	Subscription revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries managed by Gravity Interactive. The license agreement for Ragnarok Online with Gravity Interactive was amended in January 2008 to include Australia and New Zealand as countries serviced by Gravity Interactive, and in September 2009 to include India as a country serviced by Gravity Interactive. Revenues generated in India prior to the respective amendment to the license agreement were shown as Online game revenues-Royalties and license fees-Others. The license agreement for Requiem with Gravity Interactive was amended in December 2009 to include the United Kingdom and 38 other European countries serviced by Gravity Interactive.

(4)	Gravity CIS, our wholly-owned subsidiary in Russia was responsible for all aspects of Ragnarok Online and Requiem game operations in Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan only until June 15, 2010. After we entered into license agreements with Ingamba on June 16, 2010 to distribute Ragnarok Online and Requiem, the two games are serviced in the 15 countries by Ingamba. The revenues generated in the 15 countries until June 15, 2010 were shown as Online game revenues-subscription-Others and those after June 16, 2010 were shown as Online game revenues-royalties and license fees-Others.

OUR PRODUCTS

We currently have five product lines: MMORPGs, casual online games, social network games, mobile games, and game-related products and services, including animation and character-based merchandise. Revenues from our principal product, Ragnarok Online, accounted for 71.8% of our total revenues in 2010, compared with 73.7% of our total revenues in 2009. We are seeking to diversify our revenue sources by offering additional MMORPGs, casual online games, social network games and other products and services, including mobile games.

Massively multiplayer online role playing games (MMORPGs)

MMORPG is a genre of computer role playing games in which a large number of players interact with one another within a virtual game world.

The following table summarizes the MMORPGs that we currently offer and currently in development, and those games licensed from third party developers.

Date of Commercial
Title	Description	Game Source	Launch/Testing(2)

Ragnarok Online	Action adventure with 150 levels of skill upgrades, which features two-dimensional characters in three-dimensional backgrounds(1)	Developed in-house	Launched in August 2002
Requiem	Three-dimensional action adventure	Developed in-house	Launched in October 2007
Emil Chronicle Online	Three-dimensional action adventure	Licensed from third party developer	Launched in August 2007
Dragonica (Dragon Saga)(3)	Three-dimensional action adventure	Originally licensed from third party developer and currently owned by us(4)	Launched in October 2010(5)
R.O.S.E. Online	Three-dimensional action adventure with seven independent storylines	Originally licensed from third party developer; currently owned by us(6)	Launched in January 2005
Canaan	Web browser-based casual	Licensed from third party developer	Launched in October 2010
Eternal Destiny	Web browser-based casual	Licensed from third party developer	Currently expected to launch in the third quarter of 2011
Ragnarok Online II	Three-dimensional sequel to Ragnarok Online	Being developed in-house by the Company	Open beta testing from May 2007 to August 2010, closed beta testing on the upgraded version from August 2010 to September 2010 and a customer satisfaction test called R Care Test in January 2011. Currently expected to launch in the fourth quarter of 2011
Da Ming Long Quan (Kun Woong Online)(7)	Two-dimensional action adventure	Licensed from third party developer	Currently expected to launch in the third quarter of 2011

Date of Commercial
Title	Description	Game Source	Launch/Testing(2)

Weapons of the Gods	Three-dimensional action adventure	Licensed from third party developer	Currently expected to launch in the first quarter of 2012
Finding Neverland Online	Three-dimensional casual action adventure	Licensed from third party developer	Not determined
East Road (tentative title)	Three-dimensional action adventure	Being developed in-house(8)	Not determined

Notes:

(1)	A game with such features is generally referred to in the industry as a 2.5 dimensional game.

(2)	The actual date of commercial launch of games in each country is dependent on a variety of factors, including technical viability and durability, availability of in-house development capability, market conditions, beta testing results and availability of licensing partners in various jurisdictions, among others.

(3)	Dragonica is commercially offered in the United States and Canada under the name Dragon Saga.

(4)	We acquired an aggregate of 50.83% equity interest in Gravity Games, formerly known as Barunson Interactive, which developed Dragonica, on October 21, 2010.

(5)	Dragonica was initially launched in China in February 2009 followed by 54 other countries and markets under license agreements between Gravity Games and local publishers before our acquisition of Gravity Games. We launched Dragonica in the United States and Canada on October 28, 2010.

(6)	We acquired an aggregate of 88.15% equity interest in TriggerSoft, which developed R.O.S.E. Online in April and May 2005. TriggerSoft was liquidated in October 2007.

(7)	We intend to offer Da Ming Long Quan in Korea under the name Kun Woong Online.

(8)	East Road is being developed by Gravity Games.

Ragnarok Online

Ragnarok Online is commercially offered in Korea and 79 other countries and markets since its commercial launch in August 2002. We began to commercially offer Ragnarok Online in 22 new countries in 2010. Ragnarok Online represented 71.8% of our total revenues or Won 37,574 million (US$34,244 thousand) in 2010, compared with 73.7% of our total revenues or Won 42,290 million in 2009. See ITEM 4.B. “BUSINESS OVERVIEW— OUR MARKETS — Overseas markets.”

The following are revenues generated by Ragnarok Online for the periods indicated:

		Year Ended December 31,
Revenue Type	Country	2008		2009		2010		2010(1)
		(In millions of Won and thousands of US$)

Online game-subscription revenue	Korea	~~W~~	5,971	~~W~~	4,156	~~W~~	3,412	US$	3,110
	United States/Canada(2)		2,693		3,794		3,003		2,737
	Others(3)		1,198		1,046		944		861

	Subtotal		9,862		8,996		7,359		6,708

Online game-royalties and license fees	Japan		23,326		28,089		24,637		22,453
	Taiwan/Hong Kong/Macau		1,706		1,452		2,167		1,975
	Brazil		971		1,057		1,079		983
	Thailand		679		819		719		656
	Philippines		699		707		689		628
	China		472		336		373		340
	Indonesia		322		362		214		195
	Europe		446		408		152		138
	Middle East/Africa		—		7		123		112
	Singapore/Malaysia		63		57		40		36
	Russia/CIS countries(3)		—		—		22		20
	India(2)		26		—		—		—
	Chile		186		—		—		—
	Vietnam		191		—		—		—

	Subtotal		29,087		33,294		30,215		27,536

	Total	~~W~~	38,949	~~W~~	42,290	~~W~~	37,574	US$	34,244

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,097.25 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on March 31, 2011.

(2)	Subscription revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries managed by Gravity Interactive. Such revenues from other countries constitute a minor portion of the revenues recorded as subscription revenues from the United States and Canada. The license agreement for Ragnarok Online with Gravity Interactive was amended in January 2008 to include Australia and New Zealand as countries serviced by Gravity Interactive, and in September 2009 to include India as a country serviced by Gravity Interactive. Revenues generated in India prior to the respective amendment to the license agreement were shown as Online game royalties and license fees.

(3)	Gravity CIS, our wholly-owned subsidiary in Russia, was responsible for all aspects of Ragnarok Online and Requiem game operations in Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan only until June 15, 2010. After we entered into a license agreement with Ingamba on June 16, 2010 to distribute Ragnarok Online, Ragnarok Online is serviced in the 15 countries by Ingamba. The revenues generated in the 15 countries until June 15, 2010 were shown as Online game revenues-subscription-Others and those after June 16, 2010 were shown as Online game revenues-royalties and license fees-Russia/CIS countries.

The table below provides for the periods indicated, the peak concurrent users and average concurrent users of Ragnarok Online since the first quarter of 2008, in each of our principal markets for Ragnarok Online.

	Taiwan/
	Hong Kong		Thailand		Japan		China		Korea		USA/Canada
	PCU(1)	ACU(2)	PCU	ACU	PCU	ACU	PCU	ACU	PCU	ACU	PCU	ACU

1Q 2008	36,429	29,893	63,316	25,942	61,800	24,674	8,609	4,469	6,785	3,219	4,334	2,469
2Q 2008	34,747	26,364	14,996	9,709	57,348	22,908	7,393	3,856	10,146	3,518	4,288	2,396
3Q 2008	40,574	27,097	22,850	12,687	57,515	22,401	6,979	3,273	9,192	4,357	3,700	2,122
4Q 2008	30,128	21,292	30,455	20,707	59,470	24,109	5,342	2,476	6,306	3,052	4,661	2,354
1Q 2009	27,686	20,351	28,761	22,628	58,171	24,554	5,942	2,861	6,127	3,211	4,908	3,181
2Q 2009	27,616	20,678	47,679	36,445	57,387	23,038	5,378	2,571	6,975	2,641	5,093	3,300
3Q 2009	37,066	23,599	47,310	31,636	54,671	21,331	6,351	3,162	7,610	3,525	5,634	3,758
4Q 2009	27,803	19,274	31,883	24,603	59,800	21,817	4,877	2,247	6,949	3,319	5,128	3,332
1Q 2010	29,089	22,437	31,042	24,253	52,585	20,232	5,447	2,529	6,502	3,091	4,933	3,298
2Q 2010	30,542	25,087	30,760	23,643	48,113	18,547	4,933	2,478	4,427	2,367	5,476	4,124
3Q 2010	32,409	25,522	35,426	28,630	61,322	22,631	7,158	3,599	5,001	1,939	5,307	3,681
4Q 2010	120,781	71,580	34,910	15,508	55,089	20,905	5,853	2,861	15,232	4,487	5,502	3,338
1Q 2011	119,473	90,670	25,073	17,569	43,869	17,983	5,221	2,699	16,064	6,403	4,692	3,176

Notes:

(1)	PCU, or peak concurrent users, represents the highest number of users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

(2)	ACU, or average concurrent users, represents the average number of concurrent users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

(3)	We believe that the number of users as measured by PCU or ACU (i) is reflective of our active user base and (ii) is correlated to revenues as revenues from an online game depend on the number of users as well as time spent playing the game. However, PCU and ACU are non-financial variables and the data presented has not been audited or reviewed. Other companies may determine PCU or ACU differently than we do.

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

We commercially launched Requiem in Korea in October 2007, in the United States, Canada, Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan in June 2008, in Switzerland, Norway, Denmark, Ireland, Spain, Sweden, the United Kingdom, Iceland, Finland, France, Germany, Greece, Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Albania, Andorra, Bosnia and Herzegovina, Liechtenstein, Monaco, Montenegro, San Marino, Serbia, Vatican City State, Croatia, Former Yugoslav Republic of Macedonia and Turkey in December 2009, and in Taiwan, Hong Kong and Macau in May 2010. We entered into global service agreements with AsiaSoft Corporation Public Co., Ltd. in December 2009 for markets in Thailand, Vietnam, Singapore and Malaysia, with PT. Lyto Datarindo Fortuna in February 2010 for Indonesian market and with Digital Media International Inc. in June 2010 for the Philippine market pursuant to which we offer Requiem directly to the local markets to generate subscription revenues and pay service fees to AsiaSoft Corporation Public Co., Ltd., PT. Lyto Datarindo Fortuna and Digital Media International Inc. for services related to marketing and billing, among others. We commercially offered Requiem in Thailand, Vietnam, Singapore and Malaysia in March 2010, Indonesia in April 2010 and the Philippines in August 2010. We entered into a license agreement with Ingamba in June 2010 to distribute Requiem in Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan, and Requiem is serviced in these 15 countries by Ingamba since then. Prior to the date of the license agreement with Ingamba, the game had been serviced in those countries by Gravity CIS, our wholly-owned subsidiary. In June 2011, we entered into an amendment to the license and distribution agreement with Gravity Interactive to include Mexico, Guatemala, El Salvador, Nicaragua, Panama, Honduras, Belize, Cuba, Jamaica, Haiti, Dominica, Costa Rica, Puerto Rico, Ecuador, Colombia, Peru, Venezuela, Guyana, Suriname, French Guiana, Chile, Bolivia, Paraguay and Argentina as countries serviced by Gravity Interactive and Requiem has been commercially offered in these countries since June 2011.

Requiem represented 4.2% of our total revenues or Won 2,182 million (US$1,987 thousand) in 2010, compared with 4.9% of our total revenues or Won 2,838 million in 2009.

The following are revenues generated by Requiem for the periods indicated:

		Year Ended December 31,
Revenue Type	Country	2008		2009		2010		2010(1)
		(In millions of Won and thousands of US$)

Online game-subscription revenue	Korea	~~W~~	964	~~W~~	559	~~W~~	303	US$	276
	United States/Canada(2)		470		1,387		981		894
	Russia/CIS countries(3)		309		892		368		335
	Others		—		—		103		94

	Subtotal		1,743		2,838		1,755		1,599

Online game-royalties and license fees	Russia/CIS countries(3)		—		—		72		65
	Taiwan/Hong Kong/Macau		—		—		355		323

	Subtotal		—		—		427		388

	Total	~~W~~	1,743	~~W~~	2,838	~~W~~	2,182	US$	1,987

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,097.25 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on March 31, 2011.

(2)	Includes subscription and other types of game revenues generated in other countries serviced by Gravity Interactive, Switzerland, Norway, Denmark, Ireland, Spain, Sweden, the United Kingdom, Iceland, Finland, France, Germany, Greece, Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Albania, Andorra, Bosnia and Herzegovina, Liechtenstein, Monaco, Montenegro, San Marino, Serbia, Vatican City State, Croatia, Former Yugoslav Republic of Macedonia and Turkey. Such revenues from other countries constitute a minor portion of the revenues recorded as subscription revenues from the United States and Canada.

(3)	Gravity CIS, our wholly-owned subsidiary in Russia, was responsible for all aspects of Requiem game operations in Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan only until June 15, 2010. After we entered into a license agreement with Ingamba on June 16, 2010 to distribute Requiem, Requiem is serviced in the 15 countries by Ingamba. The revenues generated in the 15 countries until June 15, 2010 were shown as Online game revenues-subscription-Russia/CIS countries and those after June 16, 2010 were shown as Online game revenues-royalties and license fees-Russia/CIS countries.

Emil Chronicle Online

We commercially launched Emil Chronicle Online in Korea, Thailand, Hong Kong, Taiwan, Indonesia, Singapore and Malaysia in August 2007, September 2007, June 2008, August 2008, September 2009 and October 2009, respectively and ceased offering commercial service in Singapore and Malaysia in September 2010, and in Korea in November 2010. Emil Chronicle Online is the first online game developed by GungHo, the publisher of Ragnarok Online in Japan, which is our controlling and majority shareholder. Emil Chronicle Online is an animation style game based on the chronicles of three races: Emils, Titanians and Dominions, that offers various characters and avatars for players to enjoy. We entered into a software licensing agreement with GungHo in December 2005 for the right to publish and distribute Emil Chronicle Online worldwide, except for in Japan, which was renewed in August 2010. In November 2006, we entered into a license and distribution agreement with Infocomm Asia Holdings Pte. Ltd., or Infocomm Asia, to distribute Emil Chronicle Online in Thailand and eight other countries and the distribution rights of Emil Chronicle Online in Thailand was subsequently granted to Onenet Co., Ltd., or Onenet, in February 2007. In July 2008, we amended the agreement with Infocomm Asia to cancel its rights to distribute Emil Chronicle Online in the eight countries. In February 2009, we entered into a license and distribution agreement with PT. Wave Wahana Wisesa for distribution of Emil Chronicle Online in Indonesia. We entered into license and distribution agreements for Emil Chronicle Online in Taiwan and Hong Kong with GameCyber Technology Ltd. in August 2007, which was renewed in June 2011. We entered into a license and distribution agreement in Thailand with Onenet in September 2010. We entered into license and distribution agreements for Emil Chronicle Online in China with a wholly-owned subsidiary of The9 Limited in January 2007, which was terminated in January 2010. We entered into a license distribution agreement with Access Bright Limited to distribute Emil Chronicle Online in China and have been conducting closed beta testing of Emil Chronicle Online in China since February 2011. The amount of revenues from Emil Chronicle Online in 2010 represented 1.3% of our total revenues and that in 2009 represented 1.4% of our total revenues.

Dragonica (Dragon Saga)

Dragonica is a three-dimensional side-scrolling MMORPG. In August 2010, we entered into a publishing agreement with Barunson Interactive, currently Gravity Games, to publish Dragonica in the United States and Canada. We entered into a license and distribution agreement with Gravity Interactive in September 2010 to distribute Dragonica in the United States and Canada and commercially launched Dragonica in the United States and Canada under the name Dragon Saga in October 2010. Dragonica is currently commercially offered in China, Taiwan, Hong Kong, Macau, Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Romania, Slovakia, Slovenia, Sweden, Switzerland, Norway, the United Kingdom, Singapore, Malaysia, the Philippines, Australia, New Zealand, Thailand, Indonesia, Vietnam, Laos, Cambodia, Russia, Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Tajikistan, Turkmenistan, Ukraine, Uzbekistan, Japan, Korea, the United States and Canada. The amount of revenues from Dragonica in 2010 representing revenues arising after our acquisition of Gravity Games on October 21, 2010 represented 1.6% of our total revenues in 2010.

R.O.S.E. Online

R.O.S.E. Online, which was commercially launched in January 2005, represented 1.2% of our total revenues or Won 604 million (US$550 thousand) in 2010, compared with 1.1% of our total revenues or Won 604 million in 2009.

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

In the United States, Canada and Mexico, we have been offering commercial service of R.O.S.E. Online since 2005 and all rights for R.O.S.E. Online in such countries have been transferred to our wholly-owned subsidiary, Gravity Interactive in June 2007. In February 2010, we entered into a game transfer agreement with Gravity Interactive and transferred to it all the rights of R.O.S.E. Online in Switzerland, Norway, Denmark, Ireland, Spain, Sweden, the United Kingdom, Iceland, Finland, France, Germany, Greece, Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Albania, Andorra, Bosnia and Herzegovina, Liechtenstein, Moldova, Monaco, Montenegro, San Marino, Serbia, Vatican City State, Croatia, Former Yugoslav Republic of Macedonia and Turkey, and Gravity Interactive has been offering commercial service of R.O.S.E. Online in these countries since then.

Canaan

Canaan is a Web browser-based casual MMORPG, which is played on a Web browser and which does not require any client-side software to be installed. In January 2010, we entered into a license agreement with Xpec Entertainment Inc., a Taiwanese game developer, to publish Canaan in Korea. We commercially launched Canaan in Korea in October 2010. The amount of revenues from Canaan in 2010 represented less than 1% of our total revenues in 2010.

Eternal Destiny

Eternal Destiny is a Web browser-based casual MMORPG. In January 2010, we entered into a license agreement with Xpec Entertainment Inc. to publish Chaos Land, the original name of Eternal Destiny, in North America excluding the Canadian province of Quebec, which was amended in December 2010 to change the title of the game to Eternal Destiny for service in North America. We entered into a license and distribution agreement with Gravity Interactive in January 2011 to distribute Eternal Destiny in North America excluding the Canadian province of Quebec. We conducted open beta testing of Eternal Destiny from March 2011 to April 2011. While we currently expect to commercially launch Eternal Destiny in the third quarter of 2011, no assurance can be given that we will be able to meet our current schedule.

Ragnarok Online II

Ragnarok Online II is a sequel to Ragnarok Online and an MMORPG expected to have enhanced character and community features. Ragnarok Online II includes pastel-type graphics, advanced character customization and detailed monsters and non-player characters. Ragnarok Online II also adopts cartoonist Mr. Myoung-Jin Lee’s original drawings from his comic book Ragnarok and music from Kanno Yoko, a well-respected composer in the animation industry. We currently have 39 designers, 15 programmers and 10 game planners dedicated to the development of Ragnarok Online II. We conducted open beta testing of Ragnarok Online II from May 2007 to August 2010, a closed beta testing on the upgraded version of the game from August 2010 to September 2010 and a customer satisfaction test called R Care Test in January 2011, and continue to upgrade and develop Ragnarok Online II in response to market feedback received during the testing and development phase. We entered into license and distribution agreements for Ragnarok Online II with six licensees in ten countries, including Thailand, Japan, Taiwan, the Philippines, Singapore, Malaysia, Vietnam, China, Indonesia and Brazil in 2006, 2007 and 2008. We entered into a termination agreement for Ragnarok Online II in Taiwan, Hong Kong and Macau in December 2010 and the license and distribution agreements for Ragnarok Online II in the Philippines, and Brazil were amended in June 2010, and those of Thailand, Singapore and Malaysia were amended in November 2010. As a result of such termination and amendments, the total value of the license and distribution agreements for Ragnarok Online II is US$43,390 thousand as of December 31, 2010. While we currently expect to launch the game in the fourth quarter of 2011, no assurance can be given that we can meet this anticipated launch date or, if there is any further delay in the launch date, such delay would not result in termination or amendment of more of the existing license agreements for Ragnarok Online II. See ITEM 3.D. “RISK FACTORS — RISKS RELATING TO OUR BUSINESS — If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected.”

Da Ming Long Quan (Kun Woong Online)

Da Ming Long Quan is a two-dimensional MMORPG. In January 2011, we entered into a license agreement with Shanghai Jiayou Network Technology Co., Ltd., a Chinese game developer, and SL Media & Games Co., Ltd. a Korean game publisher, to publish Da Ming Long Quan. We currently intend to offer the game in Korea under the name Kun Woong Online. While we currently expect to launch the game in the third quarter of 2011, no assurance can be given that we can meet this anticipated launch date.

Weapons of the Gods

Weapons of the Gods is a three-dimensional MMORPG, based on the storyline and characters from a famous Chinese martial arts comic book series. In September 2010, we entered into a license agreement with Shanghai Nineyou Interactive Community and Media Co., Ltd. and its two affiliated Chinese game developers and publishers, Shanghai Nineshine Information Technology Co., Ltd. and HitNorth International Limited, to publish Weapons of the Gods in Korea. While we currently expect to launch the game in the first quarter of 2012, no assurance can be given that we can meet this anticipated launch date.

Finding Neverland Online

Finding Neverland Online is a three-dimensional casual MMORPG. In February 2011, we entered into a license agreement with X-Legend Entertainment Co., Ltd., a Taiwanese game developer, to publish Finding Neverland Online in Korea.

East Road (tentative title)

East Road is a three-dimensional MMORPG, which is being developed by Gravity Games, in which 50.83% equity interest was acquired by us in October 2010. We entered into an agreement with Gravity Games to publish East Road in Korea and Japan in June 2011.

Casual online games

Casual online games can fit in to any genre and have any type of game play. They are targeted at mass audience of casual online gamers and generally distinguished by simple rules and lack of commitment required in contrast to more complex and hardcore MMORPGs. Currently, we commercially offer one casual online game, H.A.V.E. Online.

H.A.V.E. Online (Toy Wars)

In April 2010, we entered into a publishing agreement with SK i-media Co., Ltd., an online game developer based in Korea, to publish H.A.V.E. Online, a casual third person shooter game, in Korea and Japan. We entered into a license and distribution agreement with GungHo in August 2010 to distribute H.A.V.E. Online in Japan. We commercially launched H.A.V.E. Online in Japan under the name Toy Wars in March 2011 and have been conducting open beta testing of H.A.V.E. Online in Korea since May 2011.

Pucca Racing

We commercially launched Pucca Racing in Korea and in Thailand in September 2007 and March 2008, respectively and ceased offering commercial service in Thailand and in Korea in March 2010 and June 2010, respectively. Pucca Racing was co-developed by us and Vooz Co., Ltd., which originally designed the Pucca characters. The amount of revenues from Pucca Racing in 2010 and 2009 represented less than 1% of our total revenues in each of 2010 and 2009.

Social network games

Social network games are simple games that are played on social networking Web sites or on mobile phones. Players typically access social network games through their social network accounts. When players connect to a game, it allows them to invite online friends to join in or facilitate competitions with potentially millions of other players. Currently, we commercially offer two social network games, Fashion Star and Jeweled Planet. We commercially launched Fashion Star and Jeweled Planet on Cyworld, a social network site, in Korea in January 2011 and March 2011, respectively.

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

We have released Ragnarok Mobile Story and Ragnarok Violet, both of which are based on Ragnarok Online, in the smartphone game market. Ragnarok Mobile Story, which was originally launched in Japan in March 2010, was released on Google Android in Japan in December 2010. Ragnarok Violet, which was originally launched in Korea and Japan in March 2008 and November 2009, respectively, was released in Apple’s App Store in Japan in April 2011. We have also released some mobile arcade games, such as Jaja: Cheer Dancing!, Graffiti Hero, Piyodamari: Eat Up!, Mashimaro Defence and Bubble Shot Reflect in Apple’s App Store, from the end of 2010.

The following are revenues generated from our mobile business for the periods indicated:

	Year Ended December 31,
Country	2008		2009		2010			2010(1)
	(In millions of Won and thousands of US$, except percentages)

Korea	~~W~~	4,573	~~W~~	4,931	~~W~~	5,274	57.4%	US$	4,807
Japan		2,309		2,951		3,913	42.6		3,566
Others		—		—		1	0.0		1

Total	~~W~~	6,882	~~W~~	7,882	~~W~~	9,188	100.0%	US$	8,374

Note:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,097.25 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on March 31, 2011.

Game-related products and services

Game character merchandising

In order to optimize the commercial opportunities presented by the popularity of Ragnarok Online and its characters, we and our licensees have been marketing dolls, stationery and other character-based merchandise, as well as game manuals, monthly magazines and other publications, based on the game. We currently have arrangements with three Korean vendors and two overseas vendors in Japan and Brazil to license Ragnarok Online’s game characters in Korea, Japan and Brazil. We also have an agreement with Game Flier International Corporation to publish game manuals in Taiwan, Hong Kong and Macau. In Japan, we have been conducting game character merchandising by selling game packages, which package our online game software in DVD format for PC users, in connection with game distribution.

The total amount of license fees from our contracts with Korean vendors was approximately Won 4 million (US$3,000) in 2010, compared with Won 119 million in 2009, and the total amount of license fees from our contracts with overseas vendors was approximately Won 512 million (US$467 thousand) in 2010, compared with Won 798 million in 2009. We intend to expand our character marketing for our new games as they are launched.

The following are revenues generated from game character merchandising for the periods indicated:

	Year Ended December 31,
Country	2008		2009		2010			2010(1)
	(In millions of Won and thousands of US$, except percentages)

Korea	~~W~~	101	~~W~~	119	~~W~~	4	0.8%	US$	3
Japan		975		798		512	97.7		467
Taiwan/Hong Kong		17		—		8	1.5		7

Total	~~W~~	1,093	~~W~~	917	~~W~~	524	100.0%	US$	477

Note:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,097.25 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on March 31, 2011.

Multiplatform and Internet protocol television games

In December 2006, we entered into a licensing agreement with GungHo to develop and distribute Ragnarok DS, a Nintendo DS version of Ragnarok Online. Ragnarok DS was released in Japan, Korea and the United States and Canada in December 2008, June 2009 and February 2010, respectively.

We are also expanding our business by providing our online games on internet protocol television, or IPTV. In September 2008, we entered into a licensing agreement with Iconix Entertainment Co., Ltd., or Iconix

Entertainment, to develop and publish Pororo Game, an IPTV game based on Iconix Entertainment’s 3D TV animation series “Pororo: The Little Penguin.” We commercially launched Pororo Game in September 2009.

The amount of revenues from multiplatform device and IPTV in 2010 represented less than 1% of our total revenues in 2010.

Animation

Gravity Entertainment, our Japanese subsidiary, entered into an agreement with G&G Entertainment Inc. and three other Japanese media and entertainment companies for the production and distribution of 26 half-hour episode animation series based on the storyline and characters of Ragnarok Online. The series was produced by Gravity Entertainment and broadcast on television in nine countries from 2004 through 2007. The animation series of Ragnarok Online has been sold in DVD and VOD (video on demand) formats in North America since March 2006 and it has also been distributed in Europe. Our revenues from our animation business were negligible and represented less than 1% of our total revenues in both 2010 and 2009.

OUR MARKETS

Japan, Korea, the United States and Canada, Taiwan and Hong Kong/Macau, and Brazil were our biggest geographic markets in 2010 in terms of revenue. Each of these markets is serviced either by us or a distribution company. We directly manage game operations in Korea, except Dragonica, which is offered by NCsoft Corporation. Gravity Interactive, our wholly-owned subsidiary, manages game operations in the United States and Canada. GungHo Online Entertainment, Inc. is our licensee for Ragnarok Online and H.A.V.E. Online in Japan. Game Flier International Corporation is our licensee for Ragnarok Online, Requiem and Dragonica in Taiwan, Hong Kong and Macau. GameCyber Technology Ltd. is our licensee for Emil Chronicle Online in Taiwan and Hong Kong. Level Up! Interactive S.A. is our licensee for Ragnarok Online in Brazil.

The following table sets forth a summary of our consolidated statement of operations showing revenues by geographic area for the periods indicated and the percentage represented by such revenues for year ended December 31, 2010.

	Year Ended December 31,
Countries	2008		2009		2010			2010(1)
	(In millions of Won and thousands of US$, except percentages)

Japan	~~W~~	27,037	~~W~~	31,991	~~W~~	29,186	55.7%	US$	26,599
Korea		14,009		11,544		9,737	18.6		8,874
United States/Canada(2)		3,620		5,800		4,759	9.1		4,337
Taiwan/Hong Kong/Macau		2,301		1,887		2,926	5.6		2,667
Brazil		1,006		1,096		1,114	2.1		1,016
Others		5,197		5,085		4,640	8.9		4,229

Total	~~W~~	53,170	~~W~~	57,403	~~W~~	52,362	100.0%	US$	47,722

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,097.25 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on March 31, 2011.

(2)	Revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries managed by Gravity Interactive. Such revenues from other countries constitute a minor portion of the revenues recorded as subscription revenues from the United States and Canada. The license agreement for Ragnarok Online with Gravity Interactive includes Australia, New Zealand and India as countries serviced by Gravity Interactive. The license agreement for Requiem with Gravity Interactive includes the United Kingdom and 38 other European countries serviced by Gravity Interactive.

Korea

In Korea, we commercially launched and began to charge subscribers for Ragnarok Online in August 2002, Emil Chronicle Online in August 2007, which service was terminated in November 2010, Pucca Racing in September 2007, which service was terminated in June 2010, Requiem in October 2007 and Canaan in October 2010. Our game subscribers in Korea consist of individual PC account subscribers and Internet café subscribers. Individual PC account subscribers are individuals who log on to our game servers from places other than Internet cafés, such as from home or work, whereas Internet café subscribers are commercial businesses operating Internet café outlets equipped with multiple PCs that provide broadband Internet access to their customers who typically prefer to play the most up-to-date versions of online games. Most Internet cafés charge their customers PC usage and Internet access fees that generally range from Won 700 to Won 1,200 per hour and subscribe to various online games. Over 7,800 and 5,600 Internet cafés offered our games in Korea according to our internal data as of December 31, 2010 and 2009, respectively. In order to offer our games, an Internet café typically purchases minimum game hours from us. The subscription collected from Internet cafés accounted for 10.8% and 13.4% of our subscription revenues in Korea in 2010 and 2009, respectively.

Overseas markets

Ragnarok Online is commercially offered in the following 79 overseas countries and markets: Japan, China, Taiwan, Hong Kong, Macau, the United States, Canada, Australia, New Zealand, India, Singapore, Malaysia, Thailand, the Philippines, Indonesia, Brazil, Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine, Uzbekistan, the United Arab Emirates, Saudi Arabia, Jordan, Kuwait, Syria, Bahrain, Qatar, Palestine, Oman, Lebanon, Libya, Sudan, Mauritania, Iraq, Yemen, Iran, Egypt, Algeria, Morocco, Tunisia, France, Belgium, the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark, Spain, Austria, Bulgaria, Cyprus, Czech Republic, Germany, Greece, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Switzerland and Turkey. Ragnarok Online is distributed through local game operators and distributors, except for the countries in which our subsidiaries directly publish Ragnarok Online such as Gravity Interactive in the United States, Canada, Australia, New Zealand and India; and Gravity EU in France and 27 other European countries.

The following table lists the overseas countries in which Ragnarok Online is commercially offered through our licensees, the names of the licensees, the dates of the license agreements, and the commercial launch date and expiry date of the license agreements.

		Date of	Date of
		License	Commercial
Country	Licensee	Agreement	Launch	Date of Expiry

Japan	GungHo Online Entertainment, Inc.	July 2002	December 2002	September 2012
Taiwan/Hong Kong/Macau	Game Flier International Corporation(1)	May 2002	October 2002	October 2011
Thailand	AsiaSoft Corporation Public Co., Ltd.	June 2002	March 2003	March 2012
China	Shengqu Information Technology (Shanghai) Co., Ltd.(2)	July 2005	May 2003	August 2011
Singapore/Malaysia	Game Flier (Malaysia) Sdn. Bhd.(3)	May 2003	April 2004	October 2011
Philippines	Level Up! Inc.	March 2003	September 2003	August 2012
Indonesia	PT. Lyto Datarindo Fortuna	April 2004	November 2003	February 2012
Brazil	Level Up! Interactive S.A.	August 2004	February 2005	March 2013
Middle East and Africa(4)	Tahadi Games Ltd.	January 2009	December 2009	December 2012
Russia and CIS countries(5)	Ingamba LLC(6)	June 2010	March 2007	June 2013

Notes:

(1)	Game Flier International Corporation is a subsidiary of Soft-World International Corporation, former licensee in Taiwan and Hong Kong.

(2)	Shengqu is a wholly-owned subsidiary of Shanda Games Limited.

(3)	Game Flier (Malaysia) Sdn. Bhd. is a wholly-owned subsidiary of Soft-World International Corporation.

(4)	Represents MMORPG operations in the United Arab Emirates, Saudi Arabia, Jordan, Kuwait, Syria, Bahrain, Qatar, Palestine, Oman, Lebanon, Libya, Sudan, Mauritania, Iraq, Yemen, Iran, Egypt, Algeria, Morocco and Tunisia. A single operator services in 20 countries under one license agreement.

(5)	Represents MMORPG operations in Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan. A single operator services in 15 countries under one license agreement.

(6)	We own a 25% of equity interest in Ingamba, a joint venture company for online game service in Russia.

R.O.S.E. Online is currently commercially offered in the United States, Canada, Mexico and 40 other countries. Emil Chronicle Online is currently commercially offered in Thailand, Hong Kong, Taiwan and Indonesia. Requiem is commercially offered in the United States, Canada and 87 other countries. See ITEM 4.B. “BUSINESS OVERVIEW — OUR PRODUCTS.”

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

In December 2006, we started to apply a micro-transaction system (or sale of virtual in-game items model) as an additional business model, by providing virtual item shops in the games where players can purchase a wide array of items to customize, personalize and enhance their characters and game playing experiences. The micro-transaction model has been introduced in all the countries and markets where Ragnarok Online is serviced. In addition, since January 2007, we have opened free-to-play servers, which only apply the micro-transaction model, in all the countries and markets where Ragnarok Online is serviced except Japan to encourage the players to download and play Ragnarok Online without paying subscription fees or buying playing time and to purchase in-game items pursuant to our micro-transaction model. In Russia and CIS countries, the United States, Canada, Australia, New Zealand, India, the United Arab Emirates, Saudi Arabia, Jordan, Kuwait, Syria, Bahrain, Qatar, Palestine, Oman, Lebanon, Libya, Sudan, Mauritania, Iraq, Yemen, Iran, Egypt, Algeria, Morocco, Tunisia, France, Belgium, the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark, Spain, Austria, Bulgaria, Cyprus, Czech Republic, Germany, Greece, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Switzerland and Turkey, we offer Ragnarok Online services with the micro-transaction model only. The amount of revenue generated from micro-transactions as a percentage of revenue per month from each country varies monthly. For example, in 2010, the approximate percentage of revenue derived from micro-transactions accounted for 26.9% of total royalty revenues for Japan, 60.4% of total revenues for the United States and Canada, 82.9% of total royalty revenues for Taiwan, Hong Kong and Macau, 83.8% of total royalty revenues for Thailand, 61.6% of total revenues for Russia and CIS countries and 69.9% of total revenues for Korea where we ceased to apply the subscription-based fee model in November 2010.

Since September 2007, we have been offering premium services as an additional revenue model, where players are offered certain additional features such as the faster accumulation of experience points or higher rates of item drop for additional fees, in Russia and CIS countries, Indonesia, France and 27 other European countries and markets, the Philippines, the United States, Canada, Australia, New Zealand, India. The pricing for Ragnarok Online in Korea and in Japan, the United States and Canada, Taiwan, Hong Kong and Macau, Thailand and China, our principal overseas markets, are set forth below.

Korea

Individual PC account users in Korea can choose from a number of alternative payment options, including charges made through mobile or fixed telephone service provider payment systems, prepaid cards, gift certificates, online credit card payments and bank transfers to gain access to or purchase game items of Ragnarok Online. Internet café subscribers make payments through credit card or bank transfers. We pay a commission in the range of 1.8% to 15% to third parties to process payments. These third parties bear the delinquency risk associated with payments from users.

Subscription-based fee model

We ceased to apply the subscription-based fee model for individual PC users in November 2010 and the subscription-based fee model is currently applied only to Internet cafés in Korea. The following table sets forth our published pricing plans for Internet cafés in Korea for Ragnarok Online access as of December 31, 2010.

Hours(1)	Flat Fee per PC

300 hours	~~W~~	69,300
600 hours		138,600
1,000 hours		231,000
2,000 hours		462,000

Note:

(1)	Actual hours may vary depending on additional bonus hours we offer in proportion to hours purchased by the subscriber.

Micro-transaction model

We have applied a micro-transaction model in Korea since April 2007. Game users buy RO Cash, the currency of the money used in Ragnarok Online which enable them to buy game items. The price range of each of the game items is between Won 250 and 20,000. There are certain game items which users can buy only at Internet cafés.

Japan

GungHo, our licensee in Japan, determines the pricing plan for Ragnarok Online in Japan. A majority of users in Japan typically pay to gain access to or purchase game items of Ragnarok Online with prepaid cards, such as the WebMoney, among others, which can be purchased at convenience stores or retail game outlets, or online. In addition, credit cards are also a popular payment method. Mobile payment, which was introduced in April 2008, is increasingly popular although it cannot be used for the payment of subscription-based fees and can be used only for payment for micro-transaction.

Subscription-based fee model

Our licensee in Japan offers only one rate for Ragnarok Online and charges JPY1,500 per 30 days of unlimited use.

Micro-transaction model

We have applied a micro-transaction model in Japan since December 2006. Game users buy GungHo Shop Points which enable them to buy game items or directly buy game items from the mobile item shop. The range of the game items is between JPY50 and 1,500. The following table sets forth our licensee’s published basic pricing for GungHo Shop Points in Japan as of December 31, 2010.

Points	Retail Price(1)

10,000 points	JPY 1,000
21,000 points	2,000
32,500 points	3,000
55,000 points	5,000
112,000 points	10,000

Note:

(1)	For your reference only, as of March 31, 2011, the noon buying rate of the Japanese Yens to U.S. dollars quoted by the Federal Reserve Bank of New York was JPY82.76 to US$1.00.

The United States and Canada

Gravity Interactive, our wholly-owned subsidiary in the United States, determines the pricing plan for Ragnarok Online in the United States and Canada. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as PayPal. Gravity Interactive ceased to apply the subscription-based fee model in April 2011.

Micro-transaction model

We have applied a micro-transaction model in the United States and Canada since June 2007. Game users buy points which enable them to buy game items in the price range between US$0.05 and US$20. The following table sets forth our licensee’s published basic pricing for points of Ragnarok Online in the United States and Canada as of April 7, 2011:

Points	Retail Price

1,100 points	US$	10.00
1,650 points		15.00
2,875 points		25.00
4,600 points		40.00
6,000 points		50.00
9,000 points		75.00
12,000 points		100.00

VIP Service fee model

Although Ragnarok Online is offered based on micro-transaction model in the United States and Canada, the VIP Service fee model, a premium service model, was introduced in April 2011 to provide users with enhanced game play as an option. The following table sets forth Gravity Interactive’s published basic pricing for VIP Service for Ragnarok Online in the United States and Canada as of April 7, 2011:

Days	Retail Price

30 days	US$	7.00
90 days		19.00
180 days		33.50

Taiwan, Hong Kong and Macau

Game Flier International Corporation, our licensee in Taiwan, Hong Kong and Macau, determines the pricing plan for Ragnarok Online in Taiwan, Hong Kong and Macau. In Taiwan, Hong Kong and Macau, most users purchase prepaid debit point cards to gain access to or purchase game items of Ragnarok Online. The prepaid cards can be purchased online, by mobile or landline phones, or at convenience stores, Internet cafés and at other locations. Our licensee in Taiwan, Hong Kong and Macau, Game Flier International Corporation, offers the My Card, on which customers can charge GF Points or days which can be used for any games our licensee publishes. Users of Ragnarok Online in Taiwan, Hong Kong and Macau can convert the GF Points on the My Cards to Ragnarok Points.

The following table sets forth our licensee’s published basic pricing for the My Card in Taiwan as of December 31, 2010:

Points(1) or Days	Retail Price(2)

150 points	NT$	150
350 points or 30 days		350
400 points		400
450 points		450
500 points		500
1,000 points		1,000

The following table sets forth our licensee’s published basic pricing for the My Card in Hong Kong as of December 31, 2010:

Points(1) or Days	Retail Price(3)

50 points	HK$	14
150 points		40
300 points		80
350 points or 30 days		93
400 points		106
450 points		120
1,000 points		265
1,150 points		305
2,000 points		530

Notes:

(1)	Each time a user logs onto Ragnarok Online, 20 points are deducted. After a user’s playtime exceeds 12 hours, additional 20 points are deducted for every 12 hours of use. Users of NT$350 or HK$93 My Card may choose between 350 points and 30 days.

(2)	For your reference only, as of March 31, 2011, the noon buying rate of NT dollars to U.S. dollars quoted by the Federal Reserve Bank of New York was NT$29.40 to US$1.00.

(3)	For your reference only, as of March 31, 2011, the noon buying rate of Hong Kong dollars to U.S. dollars quoted by the Federal Reserve Bank of New York was HK$7.775 to US$1.00.

Micro-transaction model

We have applied a micro-transaction model in Taiwan and Hong Kong since December 2006. Game users buy game items with Ragnarok Points. The price range of each of the game items is between NT$1 and 899 for paid servers and between NT$1 and 999 for free-to-play servers. Users in Hong Kong and Macau also buy items, the prices of which are based on NT dollars.

Thailand

Our licensee in Thailand, AsiaSoft Corporation Public Co., Ltd., permits users to gain access to or purchase game items of Ragnarok Online through prepaid cards or by mobile and electronic payment. Most of the users use prepaid cards to access Ragnarok Online. Each prepaid card has a specified maximum number of hours or days of use. Users can purchase prepaid cards from automated teller machines, Internet cafés or convenience stores.

Subscription-based fee model

The following table sets forth our licensee’s published basic pricing for Ragnarok Online access in Thailand as of December 31, 2010:

Hours or Days	Points	Retail Price(1)

5 hours	2,800	THB 28
10 hours	5,500	55
20 hours	8,900	89
40 hours	15,900	159
15 days	18,900	189
20 days	24,500	245
No limit within 30 days	34,900	349
40 days	45,000	450
No limit within 90 days	88,800	888

Note:

(1)	For your reference only, as of March 31, 2011, the noon buying rate of the Thai Bahts to U.S. dollars quoted by the Federal Reserve Bank of New York was THB30.24 to US$1.00.

Micro-transaction model

We have applied a micro-transaction model in Thailand since February 2007. Game users buy points which enable them to buy game items. The price range of each of the game items is between THB 0.01 and 900.

China

A majority of Ragnarok Online players in China purchase Shanda Points from our China licensee, Shengqu Information Technology (Shanghai) Co., Ltd., a wholly-owned subsidiary of Shanda Games Limited, to gain access to or purchase game items of Ragnarok Online. Game users can choose between buying hours or days to play with Shanda Points and changing them into Ragnarok Points to buy game items. Most users purchase and charge their Shanda Points by credit cards, prepaid debit point cards and bank transfers through the Web site of an affiliate of our licensee. Mobile phone payment is also increasingly becoming a popular payment method in China.

The following table sets forth our licensee’s published basic pricing for Shanda Points in China as of December 31, 2010:

Points	Hours or Days	Retail Price(1)

500 points	10 hours	CNY 5
1,000 points	25 hours	10
1,500 points	7 days	15
3,000 points	75 hours	30
4,500 points	30 days	45

Our licensee in China also offers the Shanda Point Card, a prepaid debit point card, on which players can charge Shanda Points, hours or days which can be used for any games our licensee publishes, including Ragnarok Online, which users can purchase at Internet cafés or newsstands.

The following table sets forth our licensee’s published basic pricing for the Shanda Point Card in China as of December 31, 2010:

Points	Hours or Days	Retail Price(1)

3,000 points	75 hours	CNY30
4,500 points	30 days	45

Note:

(1)	For your reference only, as of March 31, 2011, the noon buying rate of Chinese Yuan to U.S. dollars quoted by the Federal Reserve Bank of New York was CNY6.5483 to US$1.00.

Micro-transaction model

We have applied a micro-transaction model in China since January 2007. Game users buy game items with Ragnarok Points. The price range of each of the game items is between CNY 1 and 588 for paid servers and between CNY1 and 888 for free-to-play servers.

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

To prepare for the commercial launch of a new game, we conduct closed beta testing for the game to fix technical problems, which is followed by a period of open beta testing in which we allow registered users to play the game free of charge. During these testing periods, users provide us with feedback and our technical team seeks to address any technical problems and programming flaws that may compromise a stable and consistent game playing environment. Closed beta testing usually takes three to six months for MMORPGs but may take significantly more time if material problems are detected. Open beta testing of MMORPGs usually takes three to six months before commercial launch. We generally commence our other marketing activities for the game during the open beta testing stage. For overseas markets, we also localize the language and content of our games to tailor the game to local cultural preferences.

In-house game development

Our game development department is divided into two categories of development teams: one is dedicated to MMORPGs and the other is dedicated to casual online games and social network games in operation or under development. As of March 31, 2011, we employed a total of 227 game developers. We developed Ragnarok Online, Requiem and Pucca Racing in-house. In order to remain competitive, we are focusing our in-house game development efforts on enhancing the game experience and on developing new games, which include MMORPGs incorporating the latest technologies (including software improving the communication and interaction between players), and casual online games which are becoming popular among younger users and female users. We currently have two MMORPGs, Ragnarok Online II and another MMORPG with a tentative title of East Road, under in-house development.

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

Our publishing department takes lead in conducting preliminary screenings to select games for potential distribution and commercial negotiations process. The games initially screened by our publishing department are additionally evaluated or tested by other teams, such as the marketing team and quality management team, for a second opinion. Once a license agreement is finalized, we generally create a specific team for the selected game within the marketing department to work with and guide the licensor through the beta testing and marketing process for a successful launch of the game.

MARKETING

We employ a variety of traditional and online marketing programs and promotional activities, including in-game events, in-game marketing and offline events. Due to the close-knit nature of the online game community, we believe that word-of-mouth is an important medium for the promotion of our games.

In Korea, four independent promotional agents currently promote our online games to Internet cafés pursuant to agency agreements. Under these agreements, each promotional agent is granted non-exclusive promotion rights within a specified geographical area. The agent is generally paid a monthly base commission between 10% and 30% of revenues received from Internet cafés in the allocated area. The commission percentage varies according to the amount of revenues.

We conduct a variety of marketing programs and online and offline events to target potential subscribers accessing the Internet from home. Our main marketing efforts include advertising on Web site portals and in online game magazines, conducting online promotional events, participating in trade shows and entering into promotional alliances with Internet service providers. We spent Won 1,853 million (US$1,689 thousand) on advertising and promotions in 2010, compared with Won 1,137 million in 2009.

We frequently organize in-game events, such as “fortress raids” for our users, which we believe encourages the development of virtual communities among our users and increases user interest in our games. We also host from time to time in-game tournaments in which users can compete against each other either as a team or individually. In addition, we use in-game events to introduce users to new features of our games. We organized 15 in-game events for Ragnarok Online users in 2010, compared with 17 such in-game events in 2009. In October 2010, we co-hosted in Jakarta, Indonesia, with PT. Lyto Datarindo Fortuna, our licensee in Indonesia, the Ragnarok World Championship, an offline competition event with approximately 88 active participants, comprised of our game users and representatives from 11 teams representing 17 countries and approximately 30 representatives of our 10 licensees. The event was visited by approximately 8,000 visitors. The event included Ragnarok Game Marketing Forum, where we and our licensees shared development plans, marketing strategies and success cases, and numerous programs for users.

In most of our overseas markets, marketing activities are principally conducted by our overseas subsidiaries or licensees and typically consist of advertising on Web site game portals and online game magazines and through television commercials, as well as hosting online and offline promotional events. The licensees are responsible for the costs associated with such advertising and promotional activities. For example, GungHo, our licensee in Japan, hosted the GungHo Conference in 2010, where the invited users of Ragnarok Online shared information with the publisher. GungHo also hosts Ragnarok Thank-You Festival, which includes Ragnarok Online Japan Championship, game conference and costume-play stage and other programs for users. Ragnarok Thank-You Festival has been an annual event since 2005 and its 2010 event was attended by approximately 6,500 visitors. In addition, GungHo sells DVD and memorial package of Ragnarok Online software to commemorate Ragnarok Online Japan Championship every year. Level Up! Inc., our licensee in the Philippines, and PT. Lyto Datarindo Fortuna, our licensee in Indonesia, among others, also host similar marketing events, namely, Level Up! Live and Lyto Festival, respectively. AsiaSoft Corporation Public Co., Ltd., our licensee in Thailand, also hosts offline events annually to celebrate anniversaries of Ragnarok Online game service in Thailand since 2004, and AsiaSoft All Star Battle, which includes Ragnarok Online Thailand Championship and other promotional events since 2009. In addition, from time to time our overseas subsidiaries and licensees also market our games through sponsoring promotional events jointly with other local game publishers or participating in expositions or other events for online games in order to reach a broader local audience. For example, in July 2010, Gravity EU, our subsidiary in France, participated in Le Mondial du Jeu Vidéo, an annual international video game event held in Paris, where our game masters showed the visitors how to play Ragnarok Online and some other promotional events such as Ragnarok Online tournaments were held.

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

GAME SUPPORT AND CUSTOMER SERVICE

We are committed to providing superior customer service to our users directly and through our licensees. As of March 31, 2011, 18 employees were game masters, or persons who are in charge of testing, updating and providing server maintenance for online games, as well as dealing with customer complaints, 37 employees were members of our domestic customer service team and 52 employees were members of our overseas customer support team. With the diversification of our game offering and in order to better serve our users, we expect to continue to expand the size of our customer service team.

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

We maintain our server hardware in a single climate-controlled facility at KT Mokdong Internet Computing Center in Mok-1Dong, Yangcheon-Gu, Seoul, Korea and our other system hardware in our offices in Seoul. As of March 31, 2011, our server network for our game operations in Korea and global service of Requiem (in Thailand, Vietnam, Singapore, Malaysia, Indonesia and the Philippines) consisted of a total of 713 servers.

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

Currently, the leading providers of massively multiplayer online games in Korea, based on the number of peak concurrent users, are NCsoft Corporation, or NCsoft, CJ E&M Corporation, or CJ E&M, Neowiz Games and Activision Blizzard according to data available from various public sources. NCsoft released Aion in November 2008, which became the most popular MMORPG in Korea as of March 31, 2011, based on statistical information from the Korea Creative Content Agency. NCsoft’s Lineage, which was released in 1998, and Lineage II, a sequel to the original Lineage in 2003, gained dominant popularity and have maintained both a large number of players and a loyal user base in Korea. CJ E&M commercially launched Sudden Attack in 2006, which is the most popular massively multiplayer online first person shooter game in Korea. Neowiz Games released Special Force, a massively multiplayer online first person shooter game, in 2004 and FIFA Online 2, a soccer game which was co-developed with Electronic Arts in 2007. The leading companies in the market for casual online games include Nexon, which developed Maple Story and Kart Rider. The leading providers of portal-based online games in Korea are NHN Corporation, operating under the brand portal of Hangame, CJ E&M, operating under the brand portal of NetMarble, and Neowiz Games Corporation, operating under the brand portal of Pmang.

Competition in overseas markets

In each of the overseas markets in which Ragnarok Online is distributed, we face strong competitive pressures. For example, Japan’s large game market is primarily driven by console games although online games are gaining popularity among Japanese game users. Consequently, many Japanese console game developers, such as Square Enix Holdings Co., Ltd., or Square Enix, Capcom Entertainment, Inc., or Capcom, and Koei Tecmo Holdings Co., Ltd., or Koei Tecmo, have expanded their businesses to online game development with their well-known brands and advanced overall game development systems, which have resulted in more intense competition in the Japanese online game market. For example, Square Enix developed and released Final Fantasy XIV, an online game, as part of its Final Fantasy series in September 2010 and Capcom developed and released Monster Hunter Frontier Online, an action online game based on its best-selling package game Monster Hunter Frontier, in June 2007. Koei also developed and released online games based on its best-selling package games such as Nobunaga’s Ambition Online, Uncharted Waters Online, Dynasty Warriors Online and Sangokushi Online. Taiwan’s online game industry has demonstrated significant growth in recent years with the market dominated by games developed in China and Korea. Our principal competitors in Taiwan include Activision Blizzard, NCsoft and Nexon Corporation. Thailand is also a fast growing online game market in Asia, where we believe that Ragnarok Online is the dominant online game based on the number of peak concurrent users, as reported by local game magazines and our licensee’s reports. There are many online game developers and distributors in China such as Tencent, Inc., which publishes Dungeon Fighter Online and Cross Fire, and Shanda Interactive Entertainment, whose principal product is Mir II. Recently, social network games, such as Farmville, the popular farming game on Facebook from Zynga Inc., are gaining global popularity as users play such games with other users through popular social network sites.

Competition from other game platforms

We also compete against PC- and console-based game developers that produce popular package games, such as Electronic Arts, Nintendo, Activision Blizzard and Sony Computer Entertainment, and game console manufacturers such as Microsoft, Sony Computer Entertainment and Nintendo, all of which also have their own console game development studios. In May 2002, Sony Computer Entertainment started distributing its PlayStation 2 game consoles equipped with a network adapter to enable online gaming and in November 2002, Microsoft started an online game service for its Xbox Live consoles. Microsoft launched an enhanced version of its console platform in November 2005 with the Xbox360 and the latest version of Xbox Live offers more games that are aimed at the casual player and foster cooperation. In November 2010, Microsoft released Kinect, a motion-sensing device, which plugs into the Xbox360 and allows people to play games without the conventional controller. Sony Computer Entertainment launched an enhanced version of its console platform in November 2006 with the PlayStation 3, which provide services for online games. Nintendo launched its Wii console platform in November 2006, which access the Internet and lets users compete online against others. A number of PC-based game developers are also introducing online features to their PC-packaged games, such as team plays or users-to-users combat features. Moreover, handheld game consoles are also popular among game users. In November 2004, Nintendo launched Nintendo DS and has made modest changes, adding bigger screens or a slimmer model, to the DS. The latest version of DS, 3DS, which allows users to play three-dimensional games without special glasses, was released in February 2011. Sony Computer Entertainment’s PSP Go, which was released in October 2009, allows user to play games downloaded from Sony’s online marketplace.

In addition, games for smartphones, such as Apple’s iPhone and Android-based smartphones, and tablet computers, such as Apple’s iPad or Android-based Samsung’s Galaxy Tab, are surging in popularity and competing with portable devices made solely for playing games. The Apple and Android device users can access a number of videogames available for download at Apple’s App Store or Google’s Android Market, respectively.

Competition in the game market is expected to remain intense as established game companies with significant financial resources seek to enter the industry. For a discussion of risks relating to competition, See ITEM 3.D. “RISK FACTORS — RISKS RELATING TO OUR BUSINESS — We operate in a highly competitive industry and compete against many large companies.”

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

We are the registered owner of eight registered software copyrights to seven games: Ragnarok Online, Ragnarok Online II, R.O.S.E. Online, Requiem, Arcturus, Pucca Racing and W Baseball, each of which has been registered with the Korea Copyright Commission. We no longer commercially offer Arcturus, a PC-based, stand-alone game, nor Pucca Racing, and have decided to cease commercialization of W Baseball. As of March 31, 2011, we owned over 63 registered domain names, including our official Web site and domain names registered in connection with each of the games we offer. We had 880 registered discrete trademarks at patent and trademark offices in 46 countries as of March 31, 2011. We had three design patents, two analogous design patents, which are variations of the two design patents, registered with the Korea Intellectual Property Office, registered copyrights covering 11 game characters, five online game business model patents and four patents pending with the Korea Intellectual Property Office, in each case as of March 31, 2011.

SEASONALITY

Usage of our online games has typically increased slightly around the New Year’s holiday and other holidays, in particular during winter and summer school holidays.

LAWS AND REGULATIONS

We are subject to many laws and regulations in the different countries in which we operate. See ITEM 3.D. “RISK FACTORS — RISKS RELATING TO OUR REGULATORY ENVIRONMENT.” A general overview of the material laws and regulations that apply to our business is provided below for the countries from which we derive a significant portion of our revenues.

Korea

The Korean game industry and online game companies operating in Korea are subject to the following laws and regulations:

The Act on Promotion of the Game Industry

In January 2007, the National Assembly amended the Act on Promotion of the Game Industry, or the Promotion Act, which became effective on April 20, 2007. Under the amended Article 21 of the Promotion Act, online games are classified into four categories: “suitable for users of all ages,” “suitable for users 12 years of age or older,” “suitable for users 15 years of age or older” and “suitable for users 18 years of age or older.” The 15 years of age or older category was added between the 12 years of age and 18 years of age categories to increase ratings flexibility. Fashion Star and Jeweled Planet have been classified as “suitable for users of all ages.” Ragnarok Online, Emil Chronicle Online, Canaan and Ragnarok Online II have been classified as “suitable for users 12 years of age or older.” H.A.V.E. Online has been classified as “suitable for users 12 years of age or older” or “suitable for users 15 years of age or older” depending on the version of the game, and a suitable version is automatically chosen when a user log on to the game, according to the registered user’s age. Requiem has been classified as “suitable for users 18 years of age or older.”

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

The Game Rating Board published the “2008 Yearbook for Classification of Game Ratings’ for the first time in September 2008 and the “2009 Yearbook for Classification of Game Ratings’ in June 2009 in order to provide information on industry trends. The Yearbooks include data on ratings and classifications of various games released in Korea and the results of the examination of the information and communications service providers during year 2007 and 2008. The Game Rating Board published the Yearbook to improve fairness and transparency in inspecting games and to provide industry participants with guidelines on ratings inspection as well as basic information on the development of the game industry.

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

On April 12, 2010, for the purpose of preventing gaming addiction among adults and teenagers and to promote a constructive gaming culture, the Ministry of Culture, Sports and Tourism introduced the “Measures for the Prevention and Alleviation of Excessive Gaming,” which includes the following: (i) expanded applicability of the exhaustion system (a program in which the rate at which items are acquired in a game decreases as a person plays the game longer, and this system is closely related to the game scenario), (ii) selective shutdown system for games played by teenagers (a system in which a teenager’s gaming time can be selectively managed between midnight and 8:00 a.m. with the consent of a parent), (iii) establishment of a fund for the prevention of excessive gaming, and (iv) regulation of internet Web sites that deal in cash transaction of in-game items.

Currently there are proposed amendments to the Act on Promotion of Game Industry, which (i) as part of aggressive efforts to address the issue of game addiction, call for an establishment and management of a treatment center for excessive gaming and for the imposition and collection of mandatory contributions from large game companies meeting a certain criteria to set up a fund for the treatment of excessive gaming by users, (ii) require game companies to take precautionary measures against excessive gaming, such as securing parental consent when signing up for online games. The proposed amendments also seek to grant authority to the Minister of Culture, Sports, and Tourism to impose a reporting requirement for such precautionary measures and to request cooperation from the Minister of Education, Science, and Technology to include educational materials on the proper use of games in the curricula of elementary, middle, and high schools. However, it remains to be seen whether such amendments would pass the vote in the National Assembly.

In addition, a system to regulate the hours of gaming by minors was newly established as part of the Juvenile Protection Act on May 19, 2011, which will go into effect on November 20, 2011. Under the new system, online game providers may not provide online games to minors under the age of 16 from midnight to 6:00 a.m., and any provider violating this regulation is subject to imprisonment for no more than 2 years or a penalty not exceeding Won 10 million. As part of the same amendment, provisions for the prevention, consultation and treatment, and rehabilitation services for online game addiction suffered by minors have also been added.

Recently in the global online and mobile game industry, there has been growth in the open markets in which small contents developers and individual contents producers directly supply their programs to consumers. However, under current law, games can be distributed only after being rated by the Game Rating Board, and this has impeded the development of the open market in Korea. In addition, some games, especially those that permit betting, are causing social problems as speculative operating methods illegal automatic playing programs which allow players to cheat and acquire game money or game items are being developed. However, existing laws do not provide sufficient grounds to regulate such situations.

In response, on April 5, 2011, the Act on Promotion of the Game Industry was amended. The amendment provides that all games that cannot receive prior rating by the Game Rating Board due to special circumstances in their production and distribution channels should be subject to the distributors’ own rating. The Act also provides grounds for sanctioning speculative operating methods and the undermining of fair gaming through illegal programs, among others. The amendment is scheduled to go into effect on July 6, 2011. In addition, consistent with a recent decision by the Constitutional Court on dual punishment, the amendment also includes a revised provision which stipulates that if an employer fulfills her duty of care as a manager and supervisor of her employees, she can be exempt from punishment.

The main contents of the Act on Promotion of the Game Industry as amended on April 5, 2011 and the pending amendment to the Enforcement Decree of the same Act are as follows:

(1) Games which are inappropriate for prior rating by the Game Rating Board due to special circumstances in their production and distribution channels, excepting games unsuitable for minors, may be rated by distributors or others involved in the distribution channel at their discretion according to the standards predetermined upon consultation with the Game Rating Board. According to Article 11-4 of the pending Amendment to the Enforcement Decree of the Act on Promotion of the Game Industry, games should fulfill the following requirements in order to be considered being “inappropriate for prior rating by the Game Rating Board”: (i) games provided through telecommunications technologies such as a telecommunications network, (ii) games provided through enterprises in the business of brokering easy registration and supply of games by manufacturers to the public, (iii) games provided through means of mobile terminals, etc., of which use is identifiable by each user, (iv) games supplied or distributed after self-rating according to the standards predetermined upon consultation with the Game Rating Board.

(2) Game-related companies are prohibited from encouraging speculation by using operating methods, devices or machines closely related to the realization of game contents, and any person violating this provision is subject to corrective recommendation or corrective order imposed by the Minister of Culture, Sports, and Tourism.

(3) The act of distributing or manufacturing for distribution computer programs, devices or machines not provided or approved by game-related enterprises for the purpose of interrupting the normal operation of games is prohibited, and any person violating the foregoing is subject to imprisonment for no more than one year or penalty not exceeding Won 10 million.

(4) In order to realize the principle of responsibility in the dual punishment provision, if an employer fulfills her duty of care as a manager and supervisor with respect to her employees, the employer may be exempt from punishment (proviso in Article 47 of the Act on Promotion of the Game).

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

The Information Protection Act was partially amended on March 17, 2010, and the amendment became effective on the same day. The amendment allows a company to avoid liability under the Act if it has exercised proper care in the management or supervision of its employees. The amendment sets forth rules for (i) designating institutions providing identity authentication services and for discontinuing and closing authentication services in order to safely and efficiently authenticate identities, (ii) suspending identity authentication services or canceling designation as an identity authentication institution in the event that an institution obtains designation through false or other deceptive methods, (iii) separating the process of obtaining consent to share personal information and the process of obtaining consent to consignment of transaction from the process of signing-up for membership, and (iv) notification requirements by telecommunications billing service providers, instead of the previous practice of referring to a Presidential Decree.

The Personal Information Protection Act

The Personal Information Protection Act was enacted on March 29, 2011 and will go into effect on September 30, 2011. The scope of the Personal Information Protection Act covers anyone dealing with personal information in the private and public sectors.

If a person’s personal information is collected or used, or provided to a third person, such person’s consent should be obtained, and if personal information is no longer necessary upon achievement of the purpose of the collection and use of personal information, such information should be immediately destroyed.

Any transaction requiring identifiers granted by law for identification purposes, such as the resident registration number, is generally prohibited, and exceptions are recognized on a restrictive basis only if consent is obtained or if required by law. In addition, any person dealing with personal information as determined pursuant to the Presidential Decree, for instance, such as signing up for a Web site, should provide methods other than using the resident registration number.

In the event of a personal information leak, the processor of personal information should promptly notify the affected person after discovering such incident. If the volume of the leak of personal information exceeds a certain number, the processor of personal information should report the incident to the authorities and take necessary measures to minimize damages.

In addition, the same amendment grants to each individual the right to request perusal, the right to request correction or deletion, and the right to request suspension of process with respect to one’s personal information, and also provides the methods to exercise such rights.

To promote prompt and fair settlement of disputes concerning personal information, the same amendment also provides that a Personal Information Dispute Settlement Board, or PIDSB, should be established and the PIDSB’s decision, if accepted by the disputing parties, should have the same legal effect as settlement by trial. In consideration of the fact that most identity theft cases are large in scale and small in the amount of monetary damages, the amendment adopts a collective dispute settlement system. A class action system for personal information has been adopted, but in order to prevent frivolous class action suits, litigants are required to go through the collective dispute settlement system prior to bringing a class action and cases are limited to those seeking suspension or injunctive relief.

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

Juvenile Protection Act

The Juvenile Protection Act, as amended on February 29, 2008, prescribes the establishment of the Juvenile Protection Commission under the authority of the Minister of the Ministry of Health and Welfare in Korea, formerly known as the Ministry for Health, Welfare and Family Affairs, or the MIHWAF, which has the authority to designate the types of media harmful to juveniles. Under the Juvenile Protection Act, any person who intends to sell, lend or distribute media materials harmful to minors or provides them for viewing or utilization is required to confirm the age of the intended user, and shall not sell, rent or distribute such materials, or provide them for viewing or utilization, to minors. A person in violation may be punished by imprisonment for a maximum of three years or by a fine not exceeding Won 20 million.

On March 4, 2009, the MIHWAF issued a public notice announcing that “Web sites for trading items” are considered “harmful mass media” to minors based on the findings of Juvenile Protection Commission that such Web sites for trading online game items are likely to encourage gambling and speculation and negatively influence juveniles. In the public notice, the MIHWAF prohibited any person under the age of 19 from visiting a Web site for trading online game items, effective from March 19, 2009.

A Web site for trading items is a Web site which offers the services of brokerage or agency for trading of tangible or intangible things gained from online games as prescribed in the Promotion Act. A Web site for trading items needs to specify on its Web site that access is not allowed for minors, and any person visiting such Web site is required to go through the adult certification process. Any Web site operator found to be operating such Web site in breach of the requirements under the public notice is subject to a maximum of 3 years of imprisonment or a maximum fine of Won 20 million. On June 3, 2009, Item Bay Co., Ltd., one of the leading Web sites in Korea for trading online game items, initiated an administrative proceeding against the MIHWAF seeking cancellation of the MIHWAF’s public notice. Item Bay Co., Ltd. argued that “game items are purchased by users at their own discretion depending on their necessity, and remote from speculative activity. Therefore, Web sites for trading online game items do not fall under media harmful to minors.”

While we offer virtual in-game items for sale to our users on the game Web sites that we operate in Korea, we do not broker the trade of such game items or any other tangible or intangible acquisitions obtained by using online games among our users, and currently do not fall under the category of “Web site for trading items”. In Korea, however, minors account for a significant percentage of online game users. As they are now prohibited from trading items on Web sites, including virtual in-game items, such prohibition may materially and adversely affect the online game industry in general, which may well have a material adverse affect on our business, financial condition and results of operation.

The Juvenile Protection Act was partially amended on May 19, 2011 and will go into effect on November 20, 2011. Under the amendment, online game providers may not provide online games to minors under the age of 16 late at night (specifically, from midnight until 6:00 a.m.) and any provider violating the provision is subject to imprisonment for no more than 2 years and a penalty not exceeding 10 million won.

Furthermore, the amendment provides that the Minister of Gender Equality and Family or the MOGEF, in consultation with the Minister of Culture, Sports, and Tourism, should revisit the guidelines every two years to evaluate the appropriateness of the scope of games subject to the late-night restriction and to take measures for improvement, and, with respect to minors suffering from online game addiction, the MOGEF may also provide services for prevention, consultation, treatment and rehabilitation.

The Special Tax Treatment Control Law

From 2002 to 2007, we were entitled to a reduced corporate income tax rate of 13.75%, which is 50% of the statutory tax rate, under the Special Tax Treatment Control Law. This reduced tax rate applies to certain designated small- and medium- sized venture companies operating in Korea for a period of six years from the year such companies generate income after being designated as a venture company. We were entitled to such reduced tax rate for the fiscal year ended December 31, 2007 but we were not entitled to this reduced tax rate since 2008. Our statutory income tax rate in 2008, 2009 and 2010 was 27.5%, 24.2% and 24.2%, respectively. Beginning in 2012, we will be subject to a 22% tax rate due to an amendment to the Corporate Tax Law of Korea. See ITEM 5.A. “OPERATING RESULTS — OVERVIEW.”

Taiwan

The Taiwanese game industry and online game companies operating in Taiwan are subject to the following material laws and regulations:

Consumer protection

As a result of increasing disputes between online game companies and consumers in Taiwan, on February 17, 2006 and as last amended on December 7, 2010, the ROC Ministry of Economic Affairs promulgated a model consumer contract that online game companies are encouraged to adopt and on December 13, 2007 and as last amended on December 2, 2010, the ROC Ministry of Economic Affairs promulgated certain standard provisions that must be included in a consumer contract (the “Mandatory Provisions”) that online game companies must adopt, which include, among others, customers’ right to request a full refund of packaged or downloaded software without cause within seven days from their purchase, to rescind the contract without cause and ask for the unused fees within seven days after the start of the game, to claim for damages suffered from the game program or computer system defect, to terminate the contract without cause at anytime and claim for the unused fees after deduction of necessary costs, as well as obligation of online game company to remark the rating of games in accordance with the Regulations for the Rating of Computer Software. In general, the above model contract and Mandatory Provisions impose more responsibilities and liabilities on the online game companies. Moreover, deviations from the Mandatory Provisions may cause certain clauses to be invalidated. In addition, according to the drafted amendment to Consumer Protection Law proposed by the Executive Yuan, if violating the Mandatory Provisions, except for otherwise provided in any laws or regulations, the enterprise shall correct such violation within the time limit given by the competent authority as well as may be subject to a fine. However, it is uncertain whether or when the above draft amendment will be passed by the Legislative Yuan.

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

Internet café regulation

Currently, there is no mandatory national legislation specifically covering the operation of Internet cafés. However, several municipalities and counties such as Taipei City, New Taipei City, Taoyuan County, Tainan City, Nantou County, Lienchiang County and Kinmen County have promulgated specific ordinances imposing restrictions on Internet cafés, which relate to the location, building structure, facilities, business hours, age limit of customers and the classification of Internet content.

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

Privacy protection

The ROC government has promulgated the Computer-Processed Personal Data Protection Act to regulate the collection processing, usage and transmission of computer-processed personal data. Generally, an Internet content provider, or ICP, will not be subject to this Act if it does not collect or process the personal data through the computer as its main business activity. However, an ICP may become liable for the loss of any data so collected. On May 26, 2010, the amendments to the Computer-Processed Personal Data Protection Act have been passed by the Legislative Yuan; however, certain amended articles are not yet effective and the effective date of such articles will be further determined by the Executive Yuan. There can be no assurance when the Executive Yuan will determine the effective date of such provision. Once those articles become effective, an Internet content provider, or ICP, may be subject to this Act as long as it, among others, collects, processes, uses and/or transmits personal data.

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

In June 2008, the Thai Government passed the Films and Videos Act of 2008 to replace the Control of Business Relating to Tape Cassette and Television Material Act. The new legislation imposes measures to control the operators of game shops (including Internet cafés that provide game services) and limit access to game shops by users under 18 years of age. These measures include restrictions on the business days and hours, location and building structure of game shops as well as the daily playing time of games and curfew hours for users under 18 years of age to enter game shops and Internet cafés. According to the Ministerial Regulation of Ministry of Culture Re: Permission and Operation of Video Shops B.E. 2552 (dated September 24, 2009), users under 15 years of age can enter game shops and Internet cafés between 2:00 p.m. and 8:00 p.m. on Monday to Friday; and between 10:00 a.m. and 8:00 p.m. on public holidays or during an educational term break prescribed by the competent registrar. For users aged from 15 years to 18 years, the access times are limited to between 2:00 p.m. and 10:00 p.m. on Monday to Friday; and between 10:00 a.m. and 10:00 p.m. on public holidays or during an educational term break as prescribed by the competent registrar.

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

Regulation of business days and hours, and location and building structure of Internet cafés and game shops

In June 2008, the Control of Business Relating to Tape Cassette and Television Material Act was repealed and replaced by the Films and Videos Act. Under the Films and Videos Act, the business days and hours (especially service hours for users under 18 years of age), location and building structure of game shops are restricted. According to the Ministerial Regulation of Ministry of Culture Re: Permission and Operation of Video Shops B.E. 2552 (dated September 24, 2009), users under 15 years of age can enter game shops and Internet cafés between 2:00 p.m. and 8:00 p.m. on Monday to Friday; and between 10:00 a.m. and 8:00 p.m. on public holidays or during an educational term break prescribed by the competent registrar. For users aged from 15 years to 18 years, the access times are limited to between 2:00 p.m. and 10:00 p.m. on Monday to Friday; and between 10:00 a.m. and 10:00 p.m. on public holidays or during an educational term break as prescribed by the competent registrar.

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

Licenses

Online game companies are required to obtain licenses from a variety of PRC regulatory authorities. As an ICP business, online game companies are required to hold a value-added telecommunications business operation license, or ICP license, issued by the Ministry of Industry and Information Technology or its local offices, and for ICP operators which provide ICP services in multiple provinces, autonomous regions and centrally administered municipalities, it is required that they obtain an inter-regional ICP license. Any ICP license holder that engages in the supply and servicing of Internet cultural products, which include online games, must obtain an additional Internet culture business operation license from the provincial counterparts of the Ministry of Culture. The General Administration of Press and Publication and the Ministry of Industry and Information Technology jointly impose an approval requirement for any entity that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet and, further, an online game operator is required to obtain an online game related Internet publishing permit from the General Administration of Press and Publication.

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

Regulation of Internet content

The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including the Ministry of Industry and Information Technology, the Ministry of Culture and the General Administration of Press and Publication. These measures specifically prohibit Internet activities, including the operation and promotion of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its Web sites.

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

Import regulation

Licensing online games from abroad and importing them into China is regulated in several ways. Any license agreement with a foreign licensor that involves import of technologies, including online game software into China, is required to be registered with the Ministry of Commerce. Without that registration, a licensee cannot remit license fees out of China to any foreign game licensor. In addition, the Ministry of Culture requires the licensee to submit for its content review and approval any online games to be imported, and after obtaining the approval from the Ministry of Culture, if there is any upgrade or any material change to the content of the imported online games during the operation, the licensee shall submit the new version of imported online games to the Ministry of Culture for content review. According to the Tentative Measures Concerning Online Games Administration promulgated by the Ministry of Culture on June 3, 2010, if the operator of an imported online game changed, the new operator needs to re-apply for a new content review. If a licensee imports and/or operates games without the required approval, the Ministry of Culture may impose penalties, including revoking the Internet culture business operations license required for the operation of online games in China. Furthermore, the National Copyright Administration requires the licensee to register copyright license agreements relating to imported software. Without the National Copyright Administration registration, a licensee is not allowed to publish or reproduce the imported game software in China. Several notices published by the General Administration of Press and Publication in 2009, individually or jointly with other authorities, emphasize that all imported online games licensed by offshore copyright owners may not be published in China without obtaining the approval of the General Administration of Press and Publication, and any new version, expansion packs or innovation of content of such approved online games shall be submitted to the General Administration of Press and Publication for re-approval. Failure to comply with such requirements may lead to certain penalties, including cease of operation by the General Administration of Press and Publication, or shutting down the Web site.

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

Internet café and online game regulation

Internet cafés are required to obtain a license from the Ministry of Culture and the State Administration for Industry and Commerce, and are subject to requirements and regulations with respect to minimum registered capital, location, size, number of computers, age limit of customers and business hours. The PRC government has published a series of rules in recent years to intensify its regulation of Internet cafés. In February 2007, 14 PRC governmental agencies, including the Ministry of Industry and Information Technology, the General Administration of Press and Publication and Ministry of Public Security jointly promulgated a notice about strengthening regulations over Internet cafés and online games. According to the notice, no new Internet café should be approved in 2007 and the regulation of existing cafés should be strengthened. In April 2007, eight PRC governmental agencies, including the Ministry of Education, the Ministry of Industry and Information Technology, the General Administration of Press and Publication and the Ministry of Public Security jointly promulgated a notice regarding the implementation of online game anti-addiction systems to protect the physical and psychological health of minors. According to the notice, online game operators are required to develop and implement anti-addiction systems to all online games from July 16, 2007, and the corresponding identity authentication schemes of the anti-addiction systems shall be put into operation at the same time. Otherwise, the online games may not be approved by or filed with the relevant authorities or may not carry out open beta testing for operational purposes. In mid-2008 and March 2009, the Ministry of Culture and other ministries and agencies, individually or jointly, issued several notices which provide various ways to strengthen the regulation of Internet cafés, including investigating and punishing the Internet cafés which accept minors, cracking down on Internet cafés operating without sufficient and valid licenses, limiting the total number of Internet cafés, screening unlawful games and Web sites, and improving the coordination of regulation over Internet cafés and online games. A notice published by the Ministry of Culture in March 2010 imposes significantly severe punishment on Internet cafés admitting minors, according to which, the Internet culture business operation license of an Internet café will be revoked, if it engages in certain activities, including admitting three or more minors at one time, or admitting minors not within permitted business hours, or having incurred malignant events due to admitting minors, or admitting less than two minors for more than twice within one year. Since March 1, 2011, the Ministry of Culture and seven other authorities jointly launched a parent guardianship project for purposes of protecting minors from addiction to online games. Under the parent guardianship project rules, online game operators shall impose restrictions on and take other various measures with respect to the online game accounts held by minors based on the requirements from and communications with the parents, including restrictions on the length or periods of time during which the minors may play online games or, in certain cases, a complete prohibition. The online game operators are required to establish responsive and effective measures and make quarterly reports to local culture administrative authorities.

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

ESRB has rated our games as follows: Requiem is rated “Mature,” Ragnarok Online is rated “Teen,” and R.O.S.E. Online and Dragon Saga are rated “Everyone 10+”.

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

For example, the State of Maryland has enacted a law that regulates the sale of video games with explicit sexual content to minors. The Maryland law has not been challenged in court and remains in force. Other States have enacted laws that require the posting of signs providing information about ESRB ratings. To date, laws that regulate the sale of video games based on content, when challenged, have been declared unconstitutional. Most prominently, a federal appellate court in 2009 upheld a lower court’s decision to declare unconstitutional a California law that imposes fines on retailers that sell or rent certain violent video games to minors. The United States Supreme Court heard California’s appeal of that ruling in November 2010 and a decision is expected in the early summer months of 2011.

If the United States Supreme Court were to overturn the decision to invalidate the California law regarding sales of “M” rated games, or if any groups (including international, national and local political and regulatory bodies) were to otherwise target “M” rated titles, then the sales, advertising and labeling practices regarding such titles could be affected as producers could be required to alter the content of such video games and local legislators could introduce or re-introduce content-based regulation of video games.

Irrespective of any laws or industry guidelines, U.S. retailers have become more reluctant to sell “M” rated video games to minors. The FTC issues periodic marketing reports and in its most recent report to Congress in 2009, the FTC reported that 20% of underage “undercover shoppers” were able to purchase “M” rated video games. An undercover survey in 2010-11, however, showed a statistically significant improvement with only 13% of underage shoppers being allowed to purchase “M” rated games. Consumer advocacy groups have also opposed sales of interactive entertainment software containing graphic violence, profanity or sexually explicit material by engaging in public demonstrations and media campaigns.

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

ITEM 4.C.	ORGANIZATIONAL STRUCTURE

The following is our organizational structure as of March 31, 2011:

Note:

(1)	Gravity Middle East & Africa FZ-LLC went into liquidation proceedings in the United Arab Emirates in September 2008.

ITEM 4.D.	PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2010, our property and equipment mainly consisted of (i) game engines, (ii) network servers and (iii) personal computers and (iv) software purchased externally. As of December 31, 2010, the net book value of our property and equipment was Won 2,672 million (US$2,435 thousand). Because our main business is to develop and distribute online game services, we do not own any factories.

Korea

Our principal executive and administrative offices are located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795 Korea. We currently occupy 110,551 square feet of office space, which we lease from Korea Software Industry Promotion Agency, pursuant to a lease that will expire on December 31, 2012 and which is renewable for one additional year. The annual lease payment amounts to Won 2,067 million (US$1,884 thousand). The offices of NeoCyon, our 96.11% owned subsidiary, are located at Nuritkum Square R&D Tower 14F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795 Korea. NeoCyon currently occupies 3,914 square feet of office space, subleased from us. The annual lease payment amounts to Won 66 million (US$60 thousand). The offices of Gravity Games, our 50.83% owned subsidiary, are located at Nuritkum Square R&D Tower 14F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795 Korea. Gravity Games currently occupies 6,066 square feet of office space, subleased from us. The annual lease payment amounts to Won 120 million (US$109 thousand). We believe that the existing facilities of Gravity, NeoCyon and Gravity Games are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

United States

The offices of Gravity Interactive, our wholly-owned subsidiary in the United States, are located at 13160 Mindanao Way, Marina Del Rey, California 90292. Gravity Interactive currently occupies 7,102 square feet of office space, leased from a third party. The annual lease payment amounts to US$442 thousand. We believe that the existing facilities of Gravity Interactive are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

France

The offices of Gravity EU, our wholly-owned subsidiary in France, are located at Tour Areva 30th Floor, 1 Place Jean Millier 92084 Paris La Defense Cedex. Gravity EU currently occupies 312 square feet of office space, leased from a third party. The annual lease payment amounts to EUR53 thousand (US$75 thousand). For convenience only, the Euro amounts are expressed in U.S. dollars at the rate of EUR0.71 to US$1.00, the noon buying rate of EMU (European Monetary Union) Euros to U.S. dollars as quoted by the Federal Reserve Bank of New York as of March 31, 2011. We believe that the existing facilities of Gravity EU are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

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

OVERVIEW

We are a leading developer and distributor of online games in Japan, Taiwan, Brazil, the Philippines, Indonesia, Singapore, Malaysia, Thailand and Russia based on the number of peak concurrent users. Our headquarter is in Korea and we are incorporated under the laws of Korea. From our inception in April 2000 to the commercialization of our first online game, Ragnarok Online, in August 2002, our operating activities were limited primarily to developing Ragnarok Online. Our revenues have been and continue to be driven primarily by our first game, Ragnarok Online. Our future growth and profitability will be determined by our ability to enhance the features on our existing games and introduce new games with characters, features and functions that gain market acceptance and following.

In 2009, our revenues increased by 8.0% to Won 57,403 from Won 53,170 million in 2008. In 2010, our revenues decreased by 8.8% to Won 52,362 million (US$47,722 thousand) from Won 57,403 million in 2009. We recorded a net income of Won 3,730 million (US$3,398 thousand) in 2010 as compared to a net income of Won 6,917 million in 2009 and a net loss of Won 2,773 million in 2008. Our gross profit margin increased from 47.8% in 2008 to 63.1% in 2009, but decreased to 60.1% in 2010. Our operating margin also increased from negative 0.4% in 2008 to 18.9% in 2009 but decreased to 11.3% in 2010. The increase in revenues in 2009 was mainly due to the currency gains from the depreciation of the Won against foreign currencies, mainly the Japanese Yen, and the increase in revenues from Ragnarok Online and Requiem in the United States and Canada. The decrease in revenues in 2010 was primarily due to decreased royalties and license fees of Ragnarok Online in Japan and decreased subscription revenues of Ragnarok Online in Korea, the United States and Canada, mainly attributable to Ragnarok Online having reached maturity in such markets. The decrease in subscription revenues of Requiem in Korea, the United States and Canada also contributed to the decrease in overall revenues. Our cost of revenues for 2010 decreased as compared to 2009 primarily due to the decrease in cost of goods sold, amortization on intangible assets and rent expenses. The decrease in cost of goods sold resulted from decreased sales of goods, which consisted primarily of sales of peripheral products for mobile phones by NeoCyon in 2010. Our revenue trend will continue to be materially affected in the future by the popularity of online games introduced by our competitors.

Revenues were Won 604 million (US$550 thousand) for R.O.S.E. Online, Won 671 million (US$611 thousand) for Emil Chronicle Online and Won 2,182 million (US$1,987 thousand) for Requiem in 2010 and Won 604 million, Won 814 million and Won 2,838 million in 2009, respectively. We recorded no revenues for Pucca Racing and ceased offering commercial service of the game in June 2010. In October 2010, we commercially launched Canaan, a Web browser-based casual MMORPG. We acquired Barunson Interactive Corporation, or Barunson Interactive, currently Gravity Games Corporation, or Gravity Games, the developer of Dragonica, on October 21, 2010 and the revenues from Dragonica have been included in our revenues since such date. Revenues were Won 6 million (US$5 thousand) for Canaan, and Won 824 million (US$751 thousand) for Dragonica in 2010.

Our corporate income tax rate in 2010 was 24.2%. See ITEM 4.B. “BUSINESS OVERVIEW — LAWS AND REGULATIONS — Korea — The Special Tax Treatment Control Law.”

Acquisitions of the investment in Barunson Interactive Corporation

In October 2010, we acquired an aggregate of 50.83% of the voting common shares of Barunson Interactive for a purchase price of Won 11,688 million (US$10,652 thousand) in cash.

The acquisition was accounted for as a purchase. The purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. Barunson Interactive’s results of operations are included in our consolidated financial statements from the date of acquisition. The excess amount of the purchase price over the fair market value of the net assets acquired is accounted for as goodwill. We believe the resulting amount of goodwill reflects its expectations of the synergistic benefits of being able to leverage Barunson Interactive’s MMORPG service with our services to provide a wide variety of game titles to our network user base.

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

Online games — subscription revenue

Subscription revenues are from micro-transaction, except in Korea where we also generate subscription fees from Internet cafés. All subscription fees are prepaid. Prepaid online game subscription fees are deferred and recognized as revenue on a monthly basis in proportion to the number of days lapsed or based on actual hours used. Micro-transaction fees are deferred when in-game items are purchased by users and recognized as revenue when the purchased in-game items are used in the games.

Online games — royalties and license fees

We license the right to market and distribute our games in various countries for a license fee and receive monthly royalties based on an agreed percentage of the licensees’ revenues from our games.

The initial license fees are deferred and recognized ratably as revenue over the license period, which generally does not exceed three years. If license agreements are renewed upon expiration of their terms, renewal license fees are deferred and recognized ratably over the new license period. The guaranteed minimum royalty payments are deferred and recognized as the relevant royalty is earned. For a table setting forth details of each license agreement, See ITEM 4.B. “BUSINESS OVERVIEW — OUR MARKETS — Overseas markets.” In addition, if the license agreements are renewed upon the expiration of their terms, we generally receive renewal license fees, which are deferred and recognized ratably over the new license period.

We also receive royalty revenues from our licensees based on an agreed percentage of each of the licensees’ revenues from our games. Royalty revenues are recognized on a monthly basis after the licensee confirms its revenues based on the licensee’s sales from our games during the month. Our licensees’ sales consist of revenues from subscription fees and micro-transaction, except in Russia and CIS countries, the United Arab Emirates and 19 other countries in the Middle East and Northern Africa where our game services are only offered with the micro-transaction model. We generally are advised by each of our licensees as to the amount of royalties earned by us from such licensee within 15 to 25 days following the end of each month. We generally receive payments of the royalties within 20 to 30 days following the end of each month, except in China where such payments are received up to 60 days after the end of each month.

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

We also generate revenues from multiplatform game business and sell goods related to mobile phones, such as ornamental accessories and USB data cable.

The following table sets forth a breakdown of revenues by type of revenue and the percentage of total revenue for the periods indicated.

	Year Ended December 31,
Revenue Type	2008			2009			2010
	(In millions of Korean Won and percentages)

Online games-subscription revenue	~~W~~	12,576	23.7%	~~W~~	12,674	22.1%	~~W~~	9,908	18.9%
Online games-royalties and license fees		30,110	56.6		34,037	59.3		32,132	61.4
Mobile games		6,882	12.9		7,882	13.7		9,188	17.5
Character merchandising, animation and other revenue		3,602	6.8		2,810	4.9		1,134	2.2

Total	~~W~~	53,170	100.0%	~~W~~	57,403	100.0%	~~W~~	52,362	100.0%

Cost of revenues

Our cost of revenues consists principally of the following:

•	operational expenses, server depreciation expenses, server maintenance costs and related personnel costs and amortization of development-related costs as described in ITEM 5.A. “OPERATING RESULTS — CRITICAL ACCOUNTING POLICIES — Capitalized software development costs”; and

•	royalty payments to Mr. Myoung-Jin Lee, for the right to use the storyline and characters from his “Ragnarok” cartoon series used in our game Ragnarok Online. We paid Mr. Lee an initial license fee of Won 40 million and are required to pay royalties based on 1.0% or 1.5% of adjusted revenues (net of value-added taxes and certain other expenses) or 2.5%, 5% or 10% of net income generated from the use of the Ragnarok brand, depending on the type of revenues received from the operation or licensing of Ragnarok Online.

The cost of revenues from the payments to Mr. Myoung-Jin Lee was Won 497 million for 2009 and Won 446 million (US$406 thousand) for 2010. This agreement expires in January 2033.

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

Interest expense

We recorded interest expense of Won 32 million (US$29 thousand) in 2010 as compared to Won 41 million in 2009 and Won 31 million in 2008.

Foreign currency effects

In 2010, 81.4% of our revenues were denominated in foreign currencies, primarily in the U.S. dollar and the Japanese Yen.

In most of the countries in which our games are distributed, the revenues generated by our overseas subsidiaries and licensees are denominated in local currencies, which include the Japanese Yen, the Euro, the NT dollar, the Thai Baht and the Chinese Yuan. The revenues from those countries, other than the United States, Japan and European countries, are converted into the U.S. dollar for remittance of monthly royalty payments to us. Depreciation of these local currencies against the U.S. dollar will result in reduced monthly royalty payments in the U.S. dollar terms, thereby having a negative impact on our net income.

Although we receive our monthly royalty revenues from our overseas licensees in foreign currencies, primarily in the U.S. dollar and the Japanese Yen, in the case of the United States and Japan, and other local currencies, such as the Euro, the NT dollar, the Thai Baht and the Chinese Yuan in our other principal markets, substantially all of our costs are denominated in Won. We receive monthly royalty payments from our overseas licensees based on an agreed percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. We generally receive these royalty payments 20 to 30 days after the end of each month (except in China, where such payment could be received up to 60 days after the end of each month) unless delayed due to extraordinary circumstances. Appreciation or depreciation of the Won against these foreign currencies during this period will result in foreign currency losses or gains and affect our net income.

As of December 31, 2010, 2009 and 2008, we had no foreign currency forward contracts outstanding. See ITEM 11. “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.”

Income tax expenses

Income tax expenses were Won 4,207 million (US$3,835 thousand) in 2010, as compared to Won 4,544 million in 2009 and Won 3,379 million in 2008.

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

We recognize revenue in accordance with U.S. GAAP, as set forth in ASC 605, Revenue Recognition and other related pronouncements.

Allowances for doubtful accounts

We maintain allowances for doubtful accounts receivable for estimated losses that result from the inability of our customers to make the required payments. We base our allowances on the likelihood of recoverability of accounts receivable based on past experience and current collection trends. We record allowances for doubtful accounts based on historical payment patterns of our customers and increase our allowances as the length of time such receivables become past due increases.

Subsequent to June 2003, pursuant to agreements with various payment processing service providers, the providers are responsible for remitting to us the full subscription revenues generated in Korea after deducting their fixed service fees and charges of approximately 1.8% to 15%. In addition, we do not assume any collection risk since payment processing service providers now bear the risk of loss and delinquencies.

Capitalized software development costs

We account for capitalized software development costs in accordance with ASC 985, Costs of Software to be Sold, Leased, or Marketed. Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and treated as research and development expenses. Once the game has reached technological feasibility, all subsequent software development costs for that product are capitalized until it is available for general release to customers. Technological feasibility is evaluated on a product-by-product basis, but generally occurs once the online game has a proven ability to operate on a multi-player level for a large number of users. After the game is available for general release to customers, the capitalized product development costs are amortized and expensed over the game’s estimated useful life. The Company continually evaluates the reasonableness of the economic life of the capitalized software development costs based on the average life cycle of the games whenever each new game is commercially launched or acquired. This expense is recorded as a component of cost of revenues.

We evaluate the recoverability of capitalized software development costs on a product-by-product basis. Capitalized costs for those products whose further development or sale is terminated are expensed in the period at which cancellation of the development or sale of such products occurs. In addition, a charge to operating expenses is recorded when management’s forecast for a particular game indicates that unamortized capitalized costs exceed the net realizable value of that asset.

Significant management judgment is required to assess the timing of technological feasibility as well as the ongoing recoverability of capitalized costs.

Impairment of goodwill and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. As of December 31, 2010, the carrying value of goodwill for each reporting unit, NeoCyon and Gravity Games, are Won 1,210 million (US$1,103 thousand) and Won 6,781 million (US$6,180 thousand), respectively.

Goodwill is accounted for under ASC 350, Intangibles — Goodwill and Other, which requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead be tested at least annually for impairment, and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying amount.

Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by management. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized immediately in an amount equal to that excess. The goodwill impairment test is carried out at the reporting unit, which is either an operating division or a subdivision, for which stand-alone financial information is available to the management personnel of such division or subdivision for evaluating operating results.

We performed our annual impairment test for goodwill at all of our reporting units using data as of December 31, 2010. In performing the valuations, we used cash flows, which reflected management’s forecasts and discount rates which reflect the risks associated with the current market. Based on the results of our testing, the fair value of the business reporting unit for NeoCyon and Gravity Games exceeded its book value, and therefore, the second step of the impairment test (in which fair value of the reporting unit’s assets and liabilities are measured) was not required to be performed.

Assets and liabilities that make up the reporting unit of NeoCyon has not changed significantly since the 2009 impairment test. The fair value determination completed in 2009 for the reporting unit resulted in amounts that exceeded the carrying amount by a substantial margin. The likelihood that a current fair value determination would be less than the carrying amount of the reporting unit is remote based on analysis of events that have occurred since the fair value assessment was completed in 2009.

In October 2010, we acquired an aggregate of 50.83% of the voting common shares of Gravity Games for a purchase price of Won 11,688 million in cash. The excess amount of the purchase price over the fair market value of the net assets acquired is accounted for as goodwill. Assets and liabilities that make up the reporting unit of Gravity Games and the fair value of the reporting unit has not changed significantly since the acquisition date. The actual business performance of the reporting unit for two months after the acquisition was in line with our expectations as compared with our forecast at the acquisition date, which indicated that the fair value of the reporting unit exceed its book value as of December 31, 2010.

In performing the annual impairment test in 2009 for goodwill for Gravity CIS Co., Ltd., the fair value of the business reporting unit for the Russian subsidiary was determined to be lower than the book value of the business reporting unit. Therefore, during the fiscal year ended December 31, 2009, the Company recorded impairment losses of Won 241 million in reporting units in the Russian business due to the overall decline in the fair value of the reporting units and uncertainty in the future. The fair values of the reporting units were estimated principally using the expected present value of future cash flows.

The assessment of impairments under ASC 350 requires significant judgment and requires estimates to assess fair values. We believe that the estimates of future cash flows and fair value used in the goodwill impairment tests are reasonable; however, in the future, changes in estimates resulting in lower than currently anticipated cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations, which may result in us recognizing impairment charges for goodwill and other intangible assets in the future. In order to evaluate the sensitivity of the fair value calculations on the impairment analysis performed for the fiscal year ended December 31, 2010, we applied a hypothetical five percent decrease to the fair value of each reporting unit. We believe that plus or minus five percentage difference in cash flow projections or discount rate used would not result in a failure of step one of the goodwill impairment test.

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

Fair value measurement on financial instruments

We adopted ASC 825, Financial Instruments. We have elected the fair value option for two of our investments in short-term available-for-sale securities that were acquired during the year ended December 31, 2010. Under the fair value option, unrealized gains and losses related to this investment are reflected in the consolidated statements of operations for the year ended December 31, 2010.

Short-term available for sale securities are the investment in Equity-Linked Securities fund which represents equity interests in a fund that is comprised of bonds and trust funds as of December 31, 2010. The fair value of bonds is derived based on quoted prices in active markets, and the fair value of trust funds is derived based on quoted prices in markets that are not active or other inputs that are observable. The trust fund portion of this investment contains an embedded derivative. We have determined that it is not practical to bifurcate the embedded derivative and account for separately as the host contract and embedded derivative are closely related. Pursuant to ASC 825, we have elected the fair value option to account for this investment. Accordingly, the entire change in estimated fair value in the beneficiary certificates is included in the consolidated statement of operations.

Income taxes

We account for income taxes under the provisions of ASC 740, Income Taxes. Under ASC 740, income taxes are accounted for under the asset and liability method.

Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be realized. A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the business operates, and the overall future industry outlook. As of December 31, 2010, we have concluded that net deferred tax assets of Gravity and its subsidiaries except NeoCyon and Gravity Games will not be realized in the near future based on our historical and projected net and taxable income.

We enjoyed in 2007 a reduced tax rate of 13.75%, which is 50% of the statutory tax rate and applied to certain designated venture companies. However, the Company is no longer entitled to such tax benefits since 2008. Accordingly, deferred income taxes as of December 31, 2010 were calculated based on the rate of 24.2% for fiscal years 2011 and 22% thereafter for the amounts expected to be realized during the relevant fiscal year. Due to the amendment to the corporate income tax law, the rate of 24.2% will be applied for the fiscal years from 2010 through 2011 and 22% for the fiscal year 2012 and thereafter. See ITEM 5.A. “OPERATING RESULTS — OVERVIEW.”

Recent accounting pronouncements

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, or ASU 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The amendments of this update will replace the term “fair value” in the revenue allocation guidance with “selling price” to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. The amendments of this update will eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The amendments in this update will require that a vendor determine its best estimated selling price in a manner consistent with that used to determine the price to sell the deliverable on a standalone basis. This standard is effective for the Company’s revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company will evaluate the impact of this standard on the Company’s financial statements when reviewing its new or materially modified revenue arrangements with multiple deliverables when it becomes applicable.

In January 2010, the FASB issued ASU 2010-06, which amends the disclosure requirements of ASC 820, Fair Value Measurements and Disclosures, as of January 1, 2010. ASU 2010-06 requires new disclosures for any transfers of fair value into and out of Level 1 and 2 fair value measurements and separate presentation of purchases, sales, issuances and settlements within the reconciliation of Level 3 unobservable inputs. The Company previously adopted ASC 820 on January 1, 2009 for financial and nonfinancial assets and liabilities. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the Level 3 reconciliation which is effective for annual and interim periods beginning after December 15, 2010. The adoption of ASU 2010-06 as of January 1, 2010 did not have a material effect on the Company’s financial condition or results of operations. The Company does not expect the adoption of ASU 2010-06 in relation to the Level 3 reconciliation to have any impact on the Company’s financial condition or results of operations, or cash flows, at its requirements only pertain to financial statement footnote disclosure.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855) — Amendments to Certain Recognition and Disclosure Requirements, which amends ASC 855, Subsequent Events, so that SEC filers, as defined in the ASU, no longer are required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. The Company adopted the amendments effective immediately, and the adoption did not impact the Company’s financial condition and results of operations.

In March 2010, the FASB issued ASU 2010-11, Derivatives and Hedging (Topic 815) — Scope Exception Related to Embedded Credit Derivatives, to clarify how embedded credit-derivative features should be analyzed to determine whether those features should be accounted for separately. The FASB intended that an embedded credit-derivative feature related to subordination would always meet the embedded credit-derivative scope exception, excluding circumstances where a holder of an interest in a tranche of a securitized financial instrument may be required to make additional payments to the issuing entity. The amendments in this ASU are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. The Company adopted the amendments effective immediately, and the adoption did not impact the Company’s financial condition and results of operations.

In December 2010, the FASB issued ASU 2010-28, when to perform step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts (a consensus of the FASB Emerging Issues Task Force). The ASU modifies step 1 of the goodwill impairment test under ASC 350, Intangibles — Goodwill and Other, for reporting units with zero or negative carrying amounts to require an entity to perform step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists and whether an interim goodwill impairment test between annual test dates is necessary, an entity should consider whether there are adverse qualitative factors, including the examples provided in ASC paragraph 350-20-35-30, in determining whether an interim goodwill impairment test between annual test dates is necessary. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010, for a public entity. The Company is currently assessing the potential impact of the guidance.

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU specifies that if a public company presents comparative financial statements, the entity should only disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The Company early adopted this amendments as of January 1, 2010, however, the adoption of ASU 2010-29 did not impact our financial position, results of operations, or cash flows, as its requirements only pertain to financial statement footnote disclosure.

RESULTS OF OPERATIONS: 2010 COMPARED TO 2009

The following table summarizes our results of operations for the periods indicated.

	Year Ended December 31,
	2009		2010		2010(1)		% Change
					(Unaudited)
	(In millions of Won and thousands of US$
	except for percentages)

Revenues:
Online games — subscription revenue	~~W~~	12,674	~~W~~	9,908	US$	9,030	(21.8)%
Online games — royalties and license fees		34,037		32,132		29,284	(5.6)
Mobile games		7,882		9,188		8,374	16.6
Character merchandising, animation and other revenue		2,810		1,134		1,034	(59.6)

Total net revenue		57,403		52,362		47,722	(8.8)
Cost of revenue		21,170		20,873		19,023	(1.4)

Gross profit		36,233		31,489		28,699	(13.1)
Gross profit margin(2)		63.1%		60.1%		60.1%
Operating expenses:
Selling, general and administrative		21,651		20,422		18,612	(5.7)
Research and development		1,799		4,652		4,240	158.6
Impairment losses on intangible assets		280		475		433	69.6
Settlement cost of litigation		1,649		—		—	N/M

Total operating expenses		25,379		25,549		23,285	0.7
Operating income		10,854		5,940		5,414	(45.3)
Operating profit margin(3)		18.9%		11.3%		11.3%
Other income (expenses):
Interest income		2,395		1,946		1,774	(18.7)
Interest expense		(41)		(32)		(29)	(22.0)
Foreign currency income (losses), net		(225)		96		87	N/M
Others, net		(21)		312		283	N/M

Total net other income		2,108		2,322		2,115	10.2
Income before income tax expenses and equity loss on investments		12,962		8,262		7,529	(36.3)
Income tax expenses		4,544		4,207		3,835	(7.4)

Income before equity loss on investments		8,418		4,055		3,694	(51.8)
Equity loss on investments, net(4)		(1,424)		(345)		(314)	(75.8)

	Year Ended December 31,
	2009		2010		2010(1)		% Change
					(Unaudited)
	(In millions of Won and thousands of US$
	except for percentages)

Net income		6,994		3,710		3,380	(47.0)
LESS: Net income (loss) attributable to the non-controlling interest(5)		77		(20)		(18)	N/M

Net income attributable to parent company	~~W~~	6,917	~~W~~	3,730	US$	3,398	(46.1)%

N/M = not meaningful

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,097.25 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on March 31, 2011.

(2)	Gross profit margin for each period is calculated by dividing gross profit by total net revenues for each period.

(3)	Operating profit margin for each period is calculated by dividing operating income by total net revenues for each period.

(4)	Represents the losses from our 16.39% equity investment in Online Game Revolution Fund No. 1 and the income from our 25% equity investment in Ingamba. These investments were accounted for using the equity method of accounting.

(5)	Represents the non-controlling interest in NeoCyon, a 96.11% held subsidiary acquired in December 2005 and Gravity Games, formerly Barunson Interactive, a 50.83% held subsidiary acquired in October 2010.

Revenues

Our total revenues decreased by 8.8% to Won 52,362 million (US$47,722 thousand) in 2010 from Won 57,403 million in 2009, primarily due to:

•	a 21.8% decrease in subscription revenue to Won 9,908 million (US$9,030 thousand) in 2010 from Won 12,674 million in 2009. This 21.8% decrease resulted primarily from the 22.7% decrease in the revenues in Korea to Won 3,829 million (US$3,490 thousand) in 2010 from Won 4,951 million in 2009 resulting from decreased revenues from Ragnarok Online, Requiem and Emil Chronicle Online and the 19.4% decrease in the revenues from Ragnarok Online and Requiem in the United States and Canada to Won 4,664 million (US$4,251 thousand) in 2010 from Won 5,785 million in 2009 due mostly to the fact that Ragnarok Online has reached maturity in the markets;

•	a 5.6% decrease in royalties and license fees to Won 32,132 million (US$29,284 thousand) in 2010 from Won 34,037 million in 2009, which primarily resulted from decreased revenues from Ragnarok Online in the Japanese market and the strengthening of the Korean Won by approximately 2.6% against the Japanese Yen from 2009 to 2010, though such decrease was partially offset by a 49.2% increase in the revenues from Ragnarok Online in Taiwan, Hong Kong and Macau driven by the introduction of a renewed version of the game in September 2010 in the region. Royalties and license fees from Ragnarok Online decreased to Won 30,215 million (US$27,536 thousand) in 2010 from Won 33,294 million in 2009 due mostly to the fact that Ragnarok Online has reached maturity in most of our principal markets; and

•	a 59.6% decrease in character merchandising, animation and other revenue to Won 1,134 million (US$1,034 thousand) in 2010 from Won 2,810 million in 2009, which resulted primarily from a 69.2% decrease in sales of goods to Won 473 million (US$431 thousand) in 2010 from Won 1,535 million in 2009 and from a 42.9% decrease in character merchandising revenue to Won 524 million (US$477 thousand) in 2010 from Won 917 million in 2009.

Such decreases in revenues were partially offset by:

•	a 16.6% increase in mobile game revenue to Won 9,188 million (US$8,374 thousand) in 2010 from Won 7,882 million in 2009. This 16.6% increase resulted primarily from revenues of NeoCyon, mainly due to the increase in sales of games embedded in mobile phones and royalty revenues from mobile games based on Ragnarok Online in the Japanese market.

Cost of revenues

Our cost of revenues decreased by 1.4% to Won 20,873 million (US$19,023 thousand) in 2010 from Won 21,170 million in 2009, primarily due to:

•	a 22.4% decrease in amortization on intangible assets to Won 2,048 million (US$1,866 thousand) in 2010 from Won 2,639 million in 2009 primarily resulting from development costs of Emil Chronicle Online and Requiem being fully amortized in July 2010 and September 2010, respectively. Amortization expense of development costs recorded was Won 1,549 million (US$1,412 thousand) in 2010 and Won 2,595 million in 2009; and

•	a 68.6% decrease in cost of goods sold by NeoCyon to Won 286 million (US$261 thousand) in 2010 from Won 912 million in 2009. NeoCyon sells goods related to cell phones and decrease in sales of goods in 2010 led to decrease in cost of goods sold.

Such decreases in cost of revenues were partially offset by:

•	a 8.8% increase in salaries to Won 9,088 million (US$8,283 thousand) in 2010 from Won 8,353 million in 2009 primarily resulting from increase in salaries for the headquarters and NeoCyon; and

•	a 70.0% increase in outsourcing fees for the headquarters and NeoCyon to Won 2,339 million (US$2,132 thousand) in 2010 from Won 1,376 million in 2009.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit decreased by 13.1% to Won 31,489 million (US$28,699 thousand) in 2010 from Won 36,233 million in 2009. Our gross profit margin decreased to 60.1% in 2010 from 63.1% in 2009.

Operating expenses

Selling, general and administrative expenses.  Our selling, general and administrative expenses decreased by 5.7% to Won 20,422 million (US$18,612 thousand) in 2010 from Won 21,651 million in 2009, primarily due to:

•	a 32.5% decrease in commission paid to Won 2,904 million (US$2,647 thousand) in 2010 from Won 4,300 million in 2009 primarily resulting from recognition of a loss on the guarantee payment made for the development of Ice Age Online in 2009 due to the termination of our license agreement with 20th Century Fox Licensing & Merchandising, which did not occur in 2010; and

•	a 24.3% decrease in rent expenses to Won 1,522 million (US$1,387 thousand) in 2010 from Won 2,010 million in 2009, which was mainly due to lower rent expense of office of Gravity Interactive in 2010 in connection with its relocation in October 2009.

Such decreases in selling, general and administrative expenses were offset by:

•	a 63.0% increase in advertising expenses to Won 1,853 million (US$1,689 thousand) in 2010 from Won 1,137 million in 2009, which mainly consisted of advertising expenses for Ragnarok Online in Japan, closed and open beta testing of Canaan in August 2010 and in September 2010, and closed beta testing of H.A.V.E Online and War of Gods in November 2010; and

•	a 181.2% increase in taxes and dues expenses to Won 925 million (US$843 thousand) in 2010 from Won 329 million in 2009 primarily resulting from a tax examination with respect to transfer pricing adjustments between the actual transaction price and the estimated arm’s length price.

Research and development expenses.  Our research and development expenses increased by 158.6% to Won 4,652 million (US$4,240 thousand) in 2010 from Won 1,799 million in 2009, due to development of a console game based on one of our online games, a game for Microsoft’s Xbox Live Arcade and social network games, such as Fashion Star. The increase also partly resulted from research and development expenses of Gravity Games, formerly Barunson Interactive, in which controlling financial interest was acquired by the Company on October 21, 2010.

Impairment loss on intangible assets.  We had Won 475 million (US$433 thousand) impairment loss on intangible assets in 2010 for capitalized research and development cost of Canaan.

Settlement cost of litigation.  Our settlement cost of litigation decreased to nil in 2010 from Won 1,649 million in 2009. See ITEM 8.A. “CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION — LEGAL PROCEEDINGS.”

Operating income and operating profit margin

As a result of the cumulative effects of the reasons stated above, we recorded an operating income of Won 5,940 million (US$5,414 thousand) in 2010 compared to an operating income of Won 10,854 million in 2009 and our operating profit margin recorded at 11.3% in 2010.

Net other income

Our net other income increased 10.2% to Won 2,322 million (US$2,115 thousand) in 2010 from Won 2,108 million in 2009 primarily due to:

•	a gain of Won 335 million (US$305 thousand) in 2010 on disposition of available-for-sale securities.

Income tax expenses

We recorded an income tax expense of Won 4,207 million (US$3,835 thousand) in 2010, as compared to an income tax expense of Won 4,544 million in 2009. The decrease of income tax expense is mainly due to the decrease of foreign withholding tax for overseas royalties and license fees. In assessing the realizability of deferred tax assets, we considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. However, it is possible that these income tax expenses could be treated as income tax benefit if any taxable income becomes realizable in the future. For the year ended December 31, 2010, we recorded a full valuation allowance on net deferred tax assets of Gravity and its subsidiaries except NeoCyon and Gravity Games, as we determined that it was more likely than not that such net deferred tax assets would not be realizable in the near future.

Equity loss on investments

In 2009, equity loss on investments represents the 16.39% of the net loss incurred from a 16.39% partnership interest in Online Game Revolution Fund No. 1. The Company cannot significantly influence the partnership’s operation and financial policies under the partnership agreement. However, the Company accounts for the investment under the equity method of accounting in accordance with ASC 323, Investment — Equity Method and Joint Ventures, which requires the use of the equity method unless the investors’ interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” The Company recorded Won 1,424 million as equity loss of the partnership in 2009. In 2010, equity loss on investments represents the 16.39% of the net loss incurred from a 16.39% partnership interest in Online Games Revolution Fund No. 1 and the equity income of Ingamba LLC, in which we invested Russian Ruble 13 million, which represents 25% of Ingamba’s total capital, in June 2010 in order to distribute our games in Russia. The investment in Ingamba was accounted for as an equity method investment. The Company recorded Won 358 million (US$326 thousand) as equity loss of the partnership of Online Game Revolution Fund No. 1 and Won 13 million (US$12 thousand) as equity income of Ingamba in 2010. On December 31, 2010, the term of the partnership of Online Game Revolution No. 1 expired and it is under liquidation during 2011. The partnership had invested in eight games since its operation. The Company is expecting that the partnership will be able to sell certain games before the consummation of the liquidation, the remaining disposable assets including cash and receivables will be distributed to each investor of the partnership upon dissolution. The Company has estimated that the Company’s share of such liquidation proceeds will be at least equal to the Company’s carrying value of its investment in the Fund at December 31, 2010.

Non-controlling interest

Non-controlling interest represents the net income from NeoCyon, our 96.11%-held subsidiary and Gravity Games, formerly known as Barunson Interactive, our 50.83%-held subsidiary, attributable to third-party minority interest holders. We acquired 96.11% and 50.83% of the voting equity of NeoCyon and Gravity Games in 2005 and 2010, respectively.

Net income attributable to parent company

As a result of foregoing, we recorded a net income attributable to parent company of Won 3,730 million (US$3,398 thousand) in 2010 compared to a net income attributable to parent company of Won 6,917 million in 2009.

RESULTS OF OPERATIONS: 2009 COMPARED TO 2008

The following table summarizes our results of operations for the periods indicated.

	Year Ended December 31,
	2008		2009		2009(1)		% Change
					(Unaudited)
	(In millions of Won and thousands of US$
	except for percentages)

Revenues:
Online games — subscription revenue	~~W~~	12,576	~~W~~	12,674	US$	11,204	0.8%
Online games — royalties and license fees		30,110		34,037		30,090	13.0
Mobile games		6,882		7,882		6,968	14.5
Character merchandising, animation and other revenue		3,602		2,810		2,484	(22.0)

Total net revenue		53,170		57,403		50,746	8.0
Cost of revenue		27,772		21,170		18,715	(23.8)

Gross profit		25,398		36,233		32,031	42.7
Gross profit margin(2)		47.8%		63.1%		63.1%
Operating expenses:
Selling, general and administrative		23,489		21,651		19,140	(7.8)
Research and development		2,145		1,799		1,590	(16.1)
Impairment losses on intangible assets		—		280		248	N/M
Settlement cost of litigation		—		1,649		1,458	N/M

Total operating expenses		25,634		25,379		22,436	(1.0)
Operating income (loss)		(236)		10,854		9,595	N/M
Operating profit margin(3)		(0.4)%		18.9%		18.9%
Other income (expenses):
Interest income		2,857		2,395		2,117	(16.2)
Interest expense		(31)		(41)		(36)	32.3
Foreign currency income (losses), net		3,235		(225)		(199)	N/M
Others, net		(31)		(21)		(19)	(32.3)

Total net other income		6,030		2,108		1,863	(65.0)

	Year Ended December 31,
	2008		2009		2009(1)		% Change
					(Unaudited)
	(In millions of Won and thousands of US$
	except for percentages)

Income before income tax expenses and equity loss on investments		5,794		12,962		11,458	123.7
Income tax expenses		3,379		4,544		4,017	34.5

Income before equity loss on investments		2,415		8,418		7,441	248.6
Equity loss on investments, net(4)		(5,119)		(1,424)		(1,259)	(72.2)

Net income (loss)		(2,704)		6,994		6,182	N/M
LESS: Net income attributable to the non-controlling interest(5)		69		77		68	11.6

Net income (loss) attributable to parent company	~~W~~	(2,773)	~~W~~	6,917	US$	6,114	N/M	%

N/M = not meaningful

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,131.2 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on March 31, 2010.

(2)	Gross profit margin for each period is calculated by dividing gross profit by total net revenues for each period.

(3)	Operating profit margin for each period is calculated by dividing operating income by total net revenues for each period.

(4)	Represents the losses from our 16.39% equity investment in Online Game Revolution Fund No. 1. This investment in Online Game Revolution Fund No. 1 was accounted for using the equity method of accounting.

(5)	Represents the non-controlling interest in NeoCyon, a 96.11% held subsidiary acquired in December 2005.

Revenues

Our total revenues increased by 8.0% to Won 57,403 million (US$50,746 thousand) in 2009 from Won 53,170 million in 2008, primarily due to:

•	a 0.8% increase in subscription revenue to Won 12,674 million (US$11,204 thousand) in 2009 from Won 12,576 million in 2008. This 0.8% increase resulted primarily from the 60.4% increase in the revenues in the United States and Canada to Won 5,785 million (US$5,114 thousand) in 2009 from Won 3,607 million in 2008 resulting from the commercial launch of Requiem in June 2008 and the increased revenues from micro-transactions mainly due to sales of certain game items of Ragnarok Online in 2009. Such increase in subscription revenues was partially offset by the 33.7% decrease in the revenues from Ragnarok Online, Requiem, Pucca Racing, Time N Tales and Emil Chronicle Online in Korea to Won 4,951 million (US$4,377 thousand) in 2009 from Won 7,463 million in 2008;

•	a 13.0% increase in royalties and license fees to Won 34,037 million (US$30,090 thousand) in 2009 from Won 30,110 million in 2008, which primarily resulted from the weakening of the Korean Won by approximately 26.4% against the Japanese Yen from 2008 to 2009. Royalties and license fees from Ragnarok Online increased to Won 33,294 million (US$29,432 thousand) in 2009 from Won 29,087 million in 2008; and

•	a 14.5% increase in mobile games revenue to Won 7,882 million (US$6,968 thousand) in 2009 from Won 6,882 million in 2008. This 14.5% increase resulted primarily from revenues of NeoCyon, mainly due to the increase in sales of games embedded in mobile phones and royalty revenues from mobile games based on Ragnarok Online in the Japanese market.

Such increases in revenues were partially offset by:

•	a 22.0% decrease in character merchandising, animation and other revenue to Won 2,810 million (US$2,484 thousand) in 2009 from Won 3,602 million in 2008, which resulted primarily from a 16.1% decrease in character merchandising revenue to Won 917 million (US$811 thousand) in 2009 from Won 1,093 million in 2008 and from a 19.4% decrease in sales of goods to Won 1,535 million (US$1,357 thousand) in 2009 from Won 1,905 million in 2008.

Cost of revenues

Our cost of revenues decreased by 23.8% to Won 21,170 million (US$18,715 thousand) in 2009 from Won 27,772 million in 2008, primarily due to:

•	a 42.1% decrease in amortization on intangible assets to Won 2,639 million (US$2,333 thousand) in 2009 from Won 4,561 million in 2008 primarily resulting from fully completed amortization of intangible assets in December 2008, related to acquisition of NeoCyon in December 2005. Amortization expense of development costs recorded was Won 2,595 million (US$2,294 thousand) in 2009 and Won 2,595 million in 2008;

•	a 19.7% decrease in salaries to Won 8,353 million (US$7,384 thousand) in 2009 from Won 10,403 million in 2008 primarily resulting from decrease in salaries for the headquarters and decrease in salaries for the subsidiaries in the United States mainly due to the liquidation proceedings of L5 Games Inc. taking place since August 2008;

•	a 28.9% decrease in service fees and license fees paid to Won 2,468 million (US$2,182 thousand) in 2009 from Won 3,469 million in 2008 resulting from (i) a switch to an Internet Data Center charging lower service fee rate, (ii) lower royalty payments to GungHo, the licensor of Emil Chronicle Online as a result of the amendment of the license agreement in January 2009 and (iii) decrease in service fees paid to the provider of content delivery network service as a result of a decrease in the number of downloads by our users of the client-side software of our games; and

•	a 44.3% decrease in cost of goods sold by NeoCyon to Won 912 million (US$806 thousand) in 2009 from Won 1,637 million in 2008. NeoCyon sells goods related to cell phones and decrease in sales of goods in 2009 led to decrease in cost of goods sold.

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

Income tax expenses (benefit)

We recorded an income tax expense of Won 4,544 million (US$4,017 thousand) in 2009, as compared to an income tax expense of Won 3,379 million in 2008. The increase of income tax expense is mainly due to the increase of foreign withholding tax for overseas license and royalty revenue and to the decrease in income tax benefit in the amount of Won 530 million which was no longer available to the Company after 2008, due to the amortization of intangible assets incurred from acquisition of NeoCyon in December 2005 being fully completed in December 2008. In 2009, overseas license and royalty revenue of Gravity headquarters increased by Won 5 billion and accordingly the foreign tax increased by Won 514 million. This increase was also partially due to the loss carry back of Won 194 million from Gravity Interactive in 2008. In assessing the realizability of deferred tax assets, we considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. However, it is possible that these income tax expenses could be treated as income tax benefit if any taxable income becomes realizable in the future. For the year ended December 31, 2009, we recorded a full valuation allowance on net deferred tax assets of Gravity and its subsidiaries except NeoCyon, as we determined that it was more likely than not that such net deferred tax assets would not be realizable in the near future.

Equity loss on investments

In 2008 and 2009, equity loss on investments represented 16.39% of the net loss incurred from a 16.39% partnership interest in Online Game Revolution Fund No. 1. The Company cannot significantly influence the partnership’s operation and financial policies under the partnership agreement, however, the Company accounts for the investment under the equity method of accounting in accordance with ASC 323, Investment-Equity Method and Joint Ventures, which requires the use of the equity method unless the investors’ interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” The Company recorded Won 5,119 million and Won 1,424 million (US$1,259 thousand) in 2008 and 2009, respectively, as equity loss of the partnership. During 2008, the partnership purchased an online game under development of which technological feasibility had not been established, therefore, the partnership charged the purchase price of the game to expense, which resulted in a significant loss in 2008.

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

ITEM 5.B.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2008		2009		2010		2010(1)
							(Unaudited)
	(In millions of Won and thousands of US$)

Cash and cash equivalents at beginning of period	~~W~~	53,588	~~W~~	53,168	~~W~~	51,333	US$	46,783

Net cash provided by operating activities		6,952		15,861		8,388		7,646
Net cash used in investing activities		(9,028)		(17,550)		(15,873)		(14,467)
Net cash provided by (used in) financing activities		(82)		(55)		275		250
Effect of exchange rate changes on cash and cash equivalents		1,738		(91)		(1)		(1)

Net decrease in cash and cash equivalents		(420)		(1,835)		(7,211)		(6,572)

Cash and cash equivalents at end of period	~~W~~	53,168	~~W~~	51,333	~~W~~	44,122	US$	40,211

Note:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,097.25 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on March 31, 2011.

Prior to the commercial launch of Ragnarok Online in August 2002, our principal sources of liquidity were cash from equity financing and incurrence of debt, including the debt we incurred from YNK Korea. Following the commercial launch of Ragnarok Online, our principal sources of liquidity have been cash flows from our operating activities and equity financing and, to a lesser extent, short-term borrowings. Net cash used in investing activities has consisted primarily of investments in acquisition of interests in companies which develop online games or which provide related products and services. See Note 7 to our consolidated financial statements included in this annual report. However, our net property and equipment decreased from Won 2,837 million as of December 31, 2009 to Won 2,672 million (US$2,435 thousand) as of December 31, 2010 mainly due to the depreciation of property and equipment totaling Won 1,856 million (US$1,692 thousand). This decrease is partially offset by purchase of property and equipment amounting to Won 1,449 million (US$1,321 thousand).

Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We deposit our cash in demand deposits, short-term financial instruments, which primarily consist of time deposits with maturity of one year or less, and money market funds with a rolling maturity of 90 days or less. Our short-term financial instruments increased from Won 7,278 million as of December 31, 2008, to Won 16,000 million as of December 31, 2009 and decreased to Won 12,500 million (US$11,392 thousand) as of December 31, 2010. The increase in our short-term financial instruments in 2009 primarily resulted from increase in income from our business and the decrease in our short-term financial instruments in 2010 primarily as a result of use of proceeds from such financial instruments in connection with working capital requirements and other expenses.

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

Cash flows from operating activities.  The increase in net cash provided by our operating activities from 2008 to 2009 was primarily the result of net income in 2009. Our increase in net cash provided by our operating activities in 2009 as compared to 2008 reflected an adjustment of (i) Won 5,627 million for depreciation and amortization and (ii) Won 1,424 million in equity loss of related joint venture and partnership. This increase was partially offset by payment of severance benefits of Won 832 million and also change in account payable of Won 602 million. The decrease in net cash provided by our operating activities from 2009 to 2010 was primarily the result of decrease in net income from 2009 to 2010. Our decrease in net cash provided by our operating activities in 2010 as compared to 2009 reflected an adjustment of (i) Won 814 million (US$742 thousand) in accrued expenses and (ii) Won 498 million (US$454 thousand) in deferred revenue. This decrease was partially offset by Won 3,708 million (US$3,379 thousand) for depreciation and amortization and change in account receivables of Won 1,213 million (US$1,106 thousand).

Cash flows from investing activities.  Our decrease in net cash by investing activities in 2009 as compared to 2008 reflected (i) Won 8,743 million for increase in short-term financial instruments, (ii) Won 2,746 million for purchase of intangible assets and (iii) Won 5,000 million for increase in short-term available for sale investments. Our increase in net cash by investing activities in 2010 as compared to 2009 reflected Won 3,500 million (US$3,190 thousand) for decrease in short-term financial instruments. This increase was partially offset by (i) Won 5,092 million (US$4,640 thousand) for purchase of intangible assets and (ii) Won 11,277 million (US$10,278 thousand) for business acquisition of Gravity Games, formerly Barunson Interactive.

Cash flows from financing activities.  Our increase in net cash used by financing activities in 2009 as compared to 2008 reflected proceeds from borrowings of Won 140 million. This increase was offset by repayments of borrowings of Won 195 million. Our increase in net cash used by financing activities in 2010 as compared to 2009 reflected proceeds from borrowings of Won 418 million (US$381 thousand). This increase was offset by repayments of borrowings of Won 143 million (US$131 thousand).

Capital resources

As our overseas operations are conducted primarily through our subsidiaries and our overseas licensees, our ability to finance our operations and any debt that we or our subsidiaries may incur depends, in part, on the payment of royalties and other fees by our overseas licensees and, to a lesser extent, the flow of dividends from our subsidiaries.

As of December 31, 2010, our primary source of liquidity was Won 44,122 million (US$40,211 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities will be sufficient to meet our capital needs through at least the first quarter of 2012. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations.

As of December 31, 2010, Gravity Interactive, our subsidiary in the United States has issued an irrevocable letter of credit in the amount of US$500,000 to its landlord in relation to its lease agreement, with no amount drawn. A short-term investment valued at US$500,000 was provided to a bank as collateral for this letter of credit.

We expect to have capital expenditure requirements for the ongoing expansion into other markets, including expenditures for expanding and upgrading our existing server equipment continuously, for developing new games internally, for acquiring and publishing third party games, or for investing in enhancing our technological, marketing, distributing and servicing capabilities. We believe that our internal cash flow from operations, together with our proceeds from our initial public offering in February 2005 will be sufficient to satisfy our working capital requirements through at least the first quarter of 2012, including our new game development expenditures for Ragnarok Online II.

ITEM 5.C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

To remain competitive, we have continued to focus on our research and development efforts. Our research and development efforts and plans consist of the following:

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

Our research and development expenditures were Won 2,145 million, Won 1,799 million and Won 4,652 million (US$4,240 thousand) in 2008, 2009 and 2010, respectively. Our research and development expenses decreased in 2009 as (i) investments in new games have decreased since 2007: and (ii) certain research and development expenses were capitalized into intangible assets after open beta testing of some of our games and charged into cost of revenues after commercialization. Our research and development expenses increased significantly in 2010 as investments in new games increased in 2010.

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

ITEM 5.F.	CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our contractual cash obligations due by period as of December 31, 2010.

	Payments Due by Period
			Less than						More than
	Total		1 Year		1-3 Years		3-5 Years		5 Years
	(In millions of Won)

Long-term debt obligations	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
Capital lease obligations		502		203		299		—		—
Operating lease obligations		4,872		2,542		2,330		—		—
Purchase obligations		1,805		1,805		—		—		—
Accrued severance benefits		1,031		—		—		—		—

Long-term debt obligations.  We have financed our operations primarily through incurrence of debt from financial institutions, cash flows from operations as well as equity investments by our founder and current shareholders. As such, there are currently no long-term debt obligations.

Capital lease obligations.  In December 2007, Gravity Interactive entered into a capital lease agreement with respect to the open beta testing server for the commercial distribution of Requiem, with a total lease payment of US$270,666, over a period of two years. In 2008, this capital lease agreement was amended, thereby decreasing the total lease payment by US$139,760 to US$130,906. We also entered into additional capital lease agreements to utilize more assets including servers during the year, which increased the total capital lease payment by US$123,195 and US$326,440 in 2009 and in 2010, respectively. In 2008, we made principal and interest payments of US$79,811 and US$26,082, respectively. In 2009, we made principal and interest payments of US$152,656 and US$32,616, respectively. In 2010, we made principal and interest payments of US$123,978 and US$27,879, respectively.

Operating lease obligations.  With respect to our operating lease obligations, the lease payments due by December 31, 2011 are Won 1,884 million, Won 517 million and Won 66 million for our principal offices in Seoul, offices for our subsidiaries in the United States and France, respectively. The lease terms expire in December 2012, November 2012 and September 2011 for our principal offices in Seoul, offices for our subsidiaries in the United States and France, respectively. The renewal terms in all of the leases are subject to market conditions.

Purchase Obligations.  In January 2010, we entered into an agreement with Xpec Entertainment Inc., or Xpec Entertainment, to publish Chaos Land, a game being developed by Xpec Entertainment, for US$750,000. As of December 31, 2010, the game is under development, and we have booked the license fee of US$250,000 (Won 291 million) as advance payment. We are to pay the remaining US$500,000 (Won 549 million) in installments based on the progress of development of the game. In April 2010, we entered into an agreement with SK i-media Co., Ltd., or SK i-media, to publish H.A.V.E Online, a game being developed by SK i-media for Won 1,000 million (US$911 thousand). As of December 31, 2010, the game is under development, and we have booked the license fee of Won 550 million (US$501 thousand) as advance payment. We are to pay the remaining Won 450 million (US$410 thousand) in installments based on the progress of development of the game. In June 2010, we entered into an agreement with Link China Entertainment to publish War of Gods, a game being developed by Link China Entertainment for US$170,000. As of December 31, 2010, the game is under development and we booked the license fee of US$135,000 (Won 162 million) as advance payment. As we entered into a termination agreement with Link China Entertainment in April 2011, we recognized a loss of US$135,000 for the pre-paid license fee, which was recorded as a component of selling, general and administrative expenses for the year ended December 31, 2010 and we are not to pay the remaining US$35,000 (Won 38 million). In September 2010, we entered into an agreement with Shanghai Nineyou Interactive Community and Media Co., Ltd., and its two affiliates, Shanghai Nineshine Information Technology Co., Ltd. and HitNorth International Limited, to publish Weapons of the Gods, a game being developed by HitNorth International Limited, for US$1,000,000. As of December 31, 2010, the game is under development, and we have booked the license fee of US$300,000 (Won 349 million) as advance payment. We are to pay the remaining US$700,000 (Won 768 million) in installments based on the progress of development of the game.

Uncertain tax position.  The Company assessed uncertain tax positions and measured unrecognized tax benefits for open tax years in accordance with ASC 740, Income Taxes. The Company’s policy is that it recognizes interest expenses and penalties related to income tax matters as a component of income tax expense. Accordingly, the company assesses its income tax positions and records tax benefits for all years subject to examinations based upon the evaluation of the facts, circumstances and information available at that reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, the company records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. If the company does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized. Based on the approach above, the company assessed the uncertain tax positions and did not record any unrecognized tax benefits as the company believes that it is more likely than not that there will not be any unrecognized tax benefits.

Accrued severance benefits.  Employees and executive officers with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with us based on the length of service and their rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of ASC 715, Compensation-Retirement Benefits.

Other Commitments and Liabilities

For a description of our commercial commitments and contingent liabilities, see Note 14 to our consolidated financial statements included in this annual report. For a description of our legal proceedings, See ITEM 8.A. “CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION — LEGAL PROCEEDINGS.”

ITEM 5.G.	SAFE HARBOR

See “FORWARD-LOOKING STATEMENTS.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors and executive officers as of May 31, 2011. The business address of all of our directors and executive officers is our registered office at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795 Korea.

Name	Age	Position

Hyun Chul Park	38	Chief Executive Officer
Yoshinori Kitamura	43	Chairman of the Board of Directors and Chief Operating Officer
Heung Gon Kim	45	Chief Financial Officer
Kazuki Morishita	37	Executive Director
Kazuya Sakai	46	Executive Director
Jong Gyu Hwang	41	Independent Director
Doo Hyun Ryu	50	Independent Director
Jung Yoo	50	Independent Director

Hyun Chul Park has served as our Chief Executive Officer since March 2011 and was an officer of our corporate management office from May 2009 to March 2011. Mr. Park has also been a Director of Gravity Games, formerly Barunson Interactive, since October 2010, and a Director and Chief Strategy Officer of NeoCyon since December 2009 and October 2010, respectively. He has been general manager of International Business Division at GungHo Online Entertainment, Inc. since September 2007. He worked as a general manager of Content Producing Department of SEGA Networks (China) Co., Ltd. from July 2005 to September 2007 and a manager of Asia Division at SEGA Corporation from April 2004 to July 2005. He was a manager of Overseas Marketing Team at ActozSoft Co., Ltd. from October 2002 to March 2004 and at Siementech Co., Ltd. from October 2001 to October 2002. He worked at Engineer Team of Toyota Vista Tokyo Co., Ltd. from April 1998 to July 2001. Mr. Park obtained an associate degree in Automotive Engineering from Tokyo College of Technology, currently, Tokyo College of Automotive Technology.

Yoshinori Kitamura has served as our Executive Director since March 2008, Chief Operating Officer since June 2008 and Chairman of the Board of Directors since April 2011. Mr. Kitamura has also been a Director and Chief Executive Officer of NeoCyon since October 2008 and since October 2009, respectively, and a Director of Gravity Games, formerly Barunson Interactive, since October 2010. He has been Chief Executive Officer of Gravity Entertainment and Gravity Interactive since March 2008 and July 2008, respectively. Mr. Kitamura has also been a Director and Executive General Manager of International Business Division at GungHo Online Entertainment, Inc. since March 2006 and June 2007, respectively, and was an Executive General Manager of the Marketing Division at GungHo Online Entertainment, Inc. from February 2003 to June 2007. He worked as a Director of GungHo Online Entertainment Korea, Inc. and GungHo Works, Inc. from March 2007 to October 2008 and from March 2008 to June 2008, respectively. Mr. Kitamura was a Director of L5 Games Inc. from July 2008 to its liquidation in August 2008. Mr. Kitamura also worked at NC Japan K.K. as marketing manager from January 2002 to January 2003 and ICC Corporation as business development manager from September 1999 to December 2001. Mr. Kitamura holds a bachelor’s degree in English Language and Literature from Bunkyo University.

Heung Gon Kim has served as our Chief Financial Officer since September 2008. Mr. Kim has also been Chief Financial Officer and a Director of Gravity Interactive since June 2009 and March 2011, respectively. Mr. Kim has been a Director of Gravity Games, formerly Barunson Interactive, since October 2010 and a Director of Gravity Entertainment since March 2011. He has been a Director and Chief Financial Officer of NeoCyon since March 2011 and May 2011, respectively. Mr. Kim was a general manager of our financial management division and accounting & treasury department from March 2007 to September 2008 and from September 2006 to March 2007, respectively. He also worked as a manager of our accounting team from April 2004 to September 2006. Mr. Kim worked at Modottel, Inc. as accounting team manager from June 2002 to April 2004. Mr. Kim holds a bachelor’s degree in Accounting from Chungang University.

Kazuki Morishita has served as our Executive Director since March 2008. Mr. Morishita has also been the President and Chief Executive Officer of GungHo Online Entertainment, Inc. since January 2004 and was Chief Operating Officer of GungHo Online Entertainment, Inc. from August 2002 to January 2004. In addition, he was a director of Game Arts Co., Ltd. from December 2005 to March 2008 and has been the President of Game Arts Co., Ltd. since March 2008. Mr. Morishita was the Chairman of the Board of Directors of GungHo Works, Inc. from October 2007 to December 2009 and a Director of GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008. He also was a general manager of OnSale, Inc. from May 2001 to August 2002. Mr. Morishita served as Director of Kickers Network, Inc. from December 2000 to April 2001 and as Director of Dolphin Net, Inc. from March to November in 2000. Mr. Morishita worked at Softcreate Co., Ltd. from July 1996 to February 2000. Mr. Morishita graduated from High School affiliated with Chiba University of Commerce.

Kazuya Sakai has served as our Executive Director since March 2009. Mr. Sakai has also served as Chief Financial Officer and Director of GungHo Online Entertainment, Inc. since April 2004 and March 2005, respectively. He was a Director of Gravity Entertainment from March 2008 to March 2011. Mr. Sakai was Chief Executive Officer of Capri, Inc. from October 2008 to December 2009. Mr. Sakai was a Director of GungHo Works, Inc. from October 2007 to December 2009. Mr. Sakai was a Director of GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008 and Chief Executive Officer in October 2008 to its liquidation in October 2008. He was Chief Executive Officer of GungHo Asset Management, Inc. from January 2007 to October 2008. Mr. Sakai served as a general manager of Administration Division, Director and Representative Director of Expression Tools, Inc. from January 1993 to March 1996, from April 1996 to April 2000, and from April 2000 to November 2003, respectively. He worked at The Kyushu Sogo Bank, Ltd., currently, The Shinwa Bank, Ltd., from April 1987 to December 1992. Mr. Sakai graduated from Kyushu Sangyo University with a bachelor’s degree in Commerce.

Jong Gyu Hwang has served as our Independent Director since June 2009. Mr. Hwang has served as a Director and Chief Operating Officer at Mungyung Monorail, a wholly-owned subsidiary of Korea Monorail, since 2007. He has also served as Compliance Auditor at E-Frontier, Inc. since 2000. Mr. Hwang served as a Director of Korea Monorail from 2006 to 2007 and worked as an attorney at Attorney General’s Office in Massachusetts in the United States in 2005. He was also an investigation officer of Special Investigation Department at Seoul Central District

Prosecutors’ Office of the Ministry of Justice of Korea from 1995 to 2000 and worked at the Korean Residents Union in Japan from 1994 to 1995. Mr. Hwang received an LL.B. degree from Tokyo University and an M.P.A. degree from Kennedy School of Government at Harvard University. Mr. Hwang also received an LL.M. degree from Boston University School of Law. Mr. Hwang is a member of the New York State Bar Association.

Doo Hyun Ryu has served as our Independent Director since March 2011. Mr. Ryu has been a Partner, and the head of International Legal and Business Affairs Team since May 2001 and a branch manager of the Vietnam Office of Logos Law, LLC since May 2010. He has been a member of Legal Services Development Committee of the Korean Bar Association since March 2005. Mr. Ryu was a head of Management & Legal Department at Hyundai Card Co., Ltd. and Hyundai Capital Services, Inc. from May 2008 to April 2010 and a member of Information Department Committee at Hyundai Motor Group from June 2008 to April 2010. He worked as Compliance Officer of Financial Department of the Federation of Korean Industries from June 2008 to April 2010 and a member of the Special Committee for Revision of Credit-Specialized Financial Business Act at the Financial Services Commission of Korea from October 2008 to January 2010. Mr. Ryu was an Independent Director of Interactivy, Inc. from April 2007 to May 2008. He was a member of Korea IT International Cooperation Agency from August 2006 to May 2008 and a member of Readers Committee of the Korea JoongAng Daily from October 1999 to October 2000. Mr. Ryu is a member of the Korea Bar Association. Mr. Ryu obtained an LL.B. degree from Seoul National University. Mr. Ryu also completed an Advanced Economists Program at the graduate school of Economics of Yonsei University.

Jung Yoo has served as our Independent Director since March 2011. Mr. Yoo has been Representative Partner of Samhasa GP since June 2007 and a member of the Board of Trustees of Euidang Foundation since August 2007. He was an Advisor of TCAD International, Inc. from March 2008 to March 2010 and an Independent Director of NHN Japan Corporation from September 2004 to April 2006. Mr. Yoo was a Managing Director of PCCW Japan Ltd., which changed to Jaleco Ltd. in January 2004, from June 2000 to March 2007. He was a Partner of Pacific Cyber-Venture Co., Ltd. from June 2000 to August 2002 and a Director of Techno-Venture Co., Ltd. from June 2000 to August 2002. Mr. Yoo worked at Credit Suisse Trust and Banking Co., Ltd. from August 1998 to March 2000, Bain & Company Japan, Inc. from August 1996 to May 1998 and SK Securities Co., Ltd. from September 1991 to November 1994. Mr. Yoo received a B.A. degree in East Asian Languages and Cultures from University of Southern California, an M.A. degree in Management History from Waseda University and an MBA degree from INSEAD.

ITEM 6.B.	COMPENSATION

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2010, the aggregate amount of compensation paid by us to all directors and executive officers was Won 1,606 million (US$1,464 thousand). At our general meeting of shareholders held on March 25, 2011, our shareholders approved an aggregate amount of up to Won 1,400 million (US$1,276 thousand) as compensation for our directors for 2011.

Under the Labor Standard Act and the Employee Retirement Benefit Security Act, we are required to pay a severance amount to eligible employees, who voluntarily or involuntarily terminate their employment with us, including through retirement. The severance amount for our officers equals the monthly salary at the time of his or her departure, multiplied by the number of continuous years of service. There is no severance benefit for our directors.

We maintain a directors’ and officers’ liability insurance policy covering certain potential liabilities of our directors and officers.

ITEM 6.C.	BOARD PRACTICES

CORPORATE GOVERNANCE PRACTICES

Our ADSs are listed on the NASDAQ stock market and we are subject to the NASDAQ listing requirements applicable to foreign private issuers. NASDAQ’s corporate governance practice rules provide that a foreign private issuer may elect to follow its home country practices in lieu of the requirements under NASDAQ Marketplace Rule 5600 Series, subject to certain exceptions and to the extent such practices are not prohibited by home country law. The home country practices that we follow in lieu of NASDAQ Marketplace Rule 5600 Series are described below, including certain new rules that we will follow once the amendment to the Korean Commercial Code goes into effect on April 15, 2012:

•	Under Korean law, we are not required to have a board of directors which must be composed of a majority of independent directors. Our Board of Directors is currently composed of a total of 7 directors, three of whom are independent directors.

•	Under Korean law, we are not required to have the director nomination committee and compensation committee composed solely of independent directors. Our director nomination committee and compensation committee are currently each composed of two non-independent directors and one independent director.

•	Under Korean law, independent directors are not required to have regularly scheduled meetings at which only independent directors are present. Our audit committee, which is composed solely of three independent directors, generally holds meetings once a month whenever there are matters related to financial results of the Company, related party transactions or others.

•	In lieu of the requirement that shareholder approval be obtained prior to an issuance of securities in connection with (i) the acquisition of the stock or assets of another corporation; (ii) equity-based compensation of officers, directors, employees or consults; (iii) a change of control; and (iv) private placements, as specified in NASDAQ Rule 5635, we require a resolution to be adopted at the general meeting of shareholders when necessary under Korean law, including, for example, if an issuance of securities is related to the acquisition of all of the business of another corporation or the acquisition of a part of the business of another corporation which significantly affects the Company.

•	In lieu of the requirement that copies of an annual report be delivered to shareholders within a reasonable time following the filing of the annual report with the SEC, our business report prepared under Korean law, and financial statements prepared in accordance with Korean GAAP, are made available to shareholders one (1) week before the day of the general meeting of shareholders and presented to shareholders at the ordinary general meeting of shareholders. Moreover, such documents as well as our annual report on Form 20-F, once available, may be viewed at our principal or branch office by any of our shareholders making such a request and are also delivered to any shareholder making a request for delivery. Under Korean law, we are not required to prepare quarterly or interim reports. We furnish our quarterly financial statements prepared in accordance with U.S. GAAP on Form 6-K with the SEC.

•	Under Korean law, we are not required to solicit proxies nor provide proxy statements in connection with any general meeting of shareholders. For shareholders holding only our common shares, we do not solicit proxies from nor provide proxy statements to such shareholders. For holders of our ADSs, our depositary, The Bank of New York Mellon, provides proxy statements to, and solicits proxies from, such holders, which proxies will be voted by the Korea Securities Depository on behalf of the holders at the general meeting of shareholders.

•	Pursuant to an amendment to the Korean Commercial Code, which goes into effect on April 15, 2012, the following categories of individuals or entities will be required to make a disclosure to our board of directors and receive the approval of two-thirds of the incumbent directors before entering into a transaction with us:

(i)	A director or major shareholder (a shareholder who owns 10% or more of the outstanding voting shares or has influence over major management decisions such as the appointment and removal of directors or auditors);
(ii)	A spouse, direct ancestor or direct descendant of a director or a major shareholder;
(iii)	A direct ancestor or direct descendant of a spouse of a director or a major shareholder;
(iv)	An entity, of which 50% or more of the voting power, individually or in the aggregate, is held by one or more individuals described in (i) through (iii), or any subsidiary of such entity; or

(v)	An entity, of which 50% or more of the voting power, in the aggregate, is held by the combination of one or more individuals described in (i) through (iii) and the entity described in (iv).

•	Pursuant to the same amendment, a director may not usurp a business opportunity for its own or third-party’s benefit, except upon the approval of two-thirds of the incumbent directors.

BOARD OF DIRECTORS

Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as currently in effect, provide for a Board of Directors comprised of not less than three directors and also provide for an audit committee, a compensation committee and a director nomination committee. We currently have 7 members serving as members of our Board of Directors. The directors are elected at a shareholders’ meeting by a majority vote of the shareholders present or represented, which majority is not less than one-fourth of all issued and outstanding shares with voting rights, so long as not less than one third of all issued and outstanding shares with voting rights are present at the shareholders’ meeting.

Each of our directors is elected for a term of one year, which may be extended until the close of the annual general meeting of shareholders convened in respect to the last fiscal year of such director’s term. However, directors may serve any number of consecutive terms and may be removed from office at any time by a special resolution adopted at a general meeting of shareholders.

The Board of Directors elects one or more representative directors from its members. A representative director is authorized to represent and act on behalf of such company and has the authority to bind such company. A company may have (i) one sole representative director, (ii) two or more co-representative directors or (iii) two or more joint representative directors. The powers and authorities of a sole representative director and any co-representative directors are exactly the same while the only distinction for joint representative directors is that they must act jointly (i.e., all of the joint representative directors must act together in order to bind the company while co-representative directors may act independently). Currently our Board of Directors has elected Hyun Chul Park as our Representative Director. Under the Korean Commercial Code and our articles of incorporation, any director with special interest in an agenda of a board meeting may not exercise his voting rights in such board meeting.

Our Board of Directors has determined that Messrs. Doo Hyun Ryu, Jung Yoo and Jong Gyu Hwang are independent directors within the meaning of NASDAQ Marketplace Rule 5605(a)(2).

COMMITTEES OF THE BOARD OF DIRECTORS

Under our articles of incorporation, we currently have three committees that serve under our Board of Directors:

•	the audit committee;

•	the director nomination committee; and

•	the compensation committee.

Audit committee

Our audit committee was established in December 2004. The audit committee currently consists of the following directors: Doo Hyun Ryu, Jung Yoo and Jong Gyu Hwang. All of the members are independent directors within the meaning of NASDAQ Marketplace Rule 5605(a)(2) and meet the criteria for independence as set forth in Rule 10A-3(b)(1) of the Exchange Act. All of our independent directors are financially literate and have accounting or related financial management expertise. Our Board of Directors has determined that Jong Gyu Hwang is an “audit committee financial expert,” as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act. The audit committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. Under the Korean Commercial Code, if a company establishes an audit committee, such company is not permitted to have a statutory auditor. The committee is currently chaired by Doo Hyun Ryu.

Director nomination committee

The director nomination committee consists of the following three directors, Kazuya Sakai, Kazuki Morishita and Doo Hyun Ryu. One of the three members is independent director within the meaning of NASDAQ Marketplace Rule 5605(a)(2). This committee is responsible for recommending and nominating candidates for our director positions. The committee is currently chaired by Kazuya Sakai.

Compensation committee

The compensation committee consists of the following three directors, Kazuki Morishita, Kazuya Sakai and Jong Gyu Hwang. One of the three members is independent director within the meaning of NASDAQ Marketplace Rule 5605(a)(2). This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee is currently chaired by Kazuki Morishita.

ITEM 6.D.	EMPLOYEES

As of March 31, 2011, we, not including our subsidiaries, had 377 full-time employees, of whom 373 were located in Korea and 4 were stationed overseas, either working with our subsidiaries or supporting our overseas licensees. The total number of employees remained stable in 2010. The following table sets forth the number of our employees by department as of the dates indicated.

	December 31,			March 31,
	2008	2009	2010	2011

Senior management	10	11	13	11
Finance	14	19	18	19
Marketing	53	56	50	55
Game development and support	286	278	280	292

Total	363	364	361	377

As of March 31, 2011, we have 18 temporary employees consisting of 3 contract-based employees and 15 outsourced employees.

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

In addition, as of March 31, 2011, our subsidiaries had the number of employees as set forth in the following table.

	December 31,						March 31,
	2008		2009		2010		2011

Gravity Interactive, Inc.	34		34		30		35
Gravity Entertainment Corporation	—		—		—		—
Gravity EU SASU	7		6		7		8
Gravity CIS, Inc.(1)	20	{2}	13	{2}	1		1
Gravity Middle East & Africa FZ-LLC	—		—		—		—
NeoCyon, Inc.(1)	45		45		69	{2}	85	{3}
Gravity Games Corporation(2)	N/A		N/A		68		73

Total	106		98		175		202

Notes:

(1)	The number in {} is the number of employees (who are included in the total number) seconded from us.

(2)	We acquired an aggregate of 50.83% equity interest in Gravity Games Corporation, formerly known as Barunson Interactive Corporation, in October 2010.

Gravity Entertainment does not have any employees because it has no significant operations. Gravity RUS is a holding company and does not have any employees. Gravity Middle East & Africa went into liquidation proceedings in the United Arab Emirates in September 2008. None of the employees of Gravity Interactive, Gravity EU, Gravity CIS, NeoCyon or Gravity Games are represented by a labor union or covered by a collective bargaining agreement.

We have entered into a standard annual employment contract with most of our officers, managers and employees. These contracts include a covenant that prohibits the officer, manager or employee from engaging in any activities that compete with our business during, and for six months after, the period of their employment with our company.

Under the Labor Standard Act and the Employee Retirement Benefit Security Act, employees with more than one year of service with us are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by the number of continuous years of employment. As of December 31, 2010, we provided Won 1,031 million (US$940 thousand) to 212 employees as severance payment, being 100% of our severance liability as of such date.

Pursuant to the Korean National Pension Law, we are required to pay 4.5% of each employee’s standard monthly income (from the monthly income that the employer reports within the range between Won 230,000 and Won 3,680,000, an amount of Won 1,000 or less will be disregard, i.e., rounded off for Won 1,000) annual wages to the National Pension Corporation. Our employees are also required to pay 4.5% of their standard monthly income to the National Pension Corporation each month. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. The total amount of contributions we made to the National Pension Corporation in 2008, 2009 and 2010 was Won 1,152 million, Won 960 million and Won 973 million (US$887 thousand), respectively.

ITEM 6.E.	SHARE OWNERSHIP

None of our current directors or officers beneficially owns our common shares.

Stock option plan

Under our articles of incorporation, we may grant options for the purchase of our shares to certain qualified directors, officers and employees. Set forth below are the details of our stock option plan as currently contained in our articles of incorporation.

•	Stock options may be granted to our officers and employees who have contributed or are qualified to contribute to our establishment, management and technical innovation. Notwithstanding the foregoing, no stock options may be granted to any person who is (i) our largest shareholder, (ii) a holder of 10% or more of our shares outstanding, (iii) certain specially related persons of the person set forth in (i) and (ii) above, or (iv) a shareholder who would own 10% or more of our shares upon exercise of options granted under the stock option plan. Provided, however that, those who fall under the specially related persons upon becoming one of the officers of the concerned company (includes part-time officers of the affiliated company) shall be excluded from item (iii) above.

•	Stock options may be granted by a special resolution of our shareholders with the aggregate number of shares issuable not to exceed 10% of the total number of our then issued and outstanding common shares.

•	Upon exercise of stock options, we deliver our common shares or pay in cash the difference between the market price of our shares and the option exercise price.

•	The number of officers and employees subject to grant of stock options shall not exceed 90% of the currently employed officers and employees, and the stock option granted to an officer or an employee shall not exceed 10% of the total issued and outstanding stocks.

•	Stock options granted under the stock option plan, in case new shares are issued, has a minimum exercise price equal to the higher of (i) the market price of our shares calculated pursuant to the method under the Inheritance and Gift Tax Law and (ii) the par value of our shares, and in other cases, has a minimum exercise price equal to or higher than the market price of our shares calculated pursuant to the method under the Inheritance and Gift Tax Law.

•	Stock options may be exercisable by a person who is granted a stock option and has served for the Company for two (2) or more years from the date of the resolution set forth above; provided, that stock options may be exercised by, or on behalf of, a person that dies, retires or resigns due to any cause not attributable to himself/herself before the two (2) years from the date of the resolution set forth above.

•	Stock options can vest after two years from the stock option grant date and can be exercised up to five (5) years from the vesting date.

•	Stock options may be cancelled by a resolution of our Board of Directors if (i) the officer or employee who holds the option voluntarily retires after being granted stock options, (ii) the officer or employee who holds the option causes material damage to us by willful misconduct or negligence, (iii) we are unable to deliver our shares or pay the prescribed amount due to bankruptcy or dissolution, or (iv) the occurrence of any cause for cancellation of stock options specified in the stock option agreement.

Each stock option confers the right on the grantee to purchase one share of our common stock at the exercise price. On December 24, 2004, our shareholders approved the implementation of our employee stock option plan and the granting of stock options under this plan to our directors, officers and employees. All the stock options granted on December 24, 2004 have expired. There are no stock options exercisable as of December 31, 2010.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.	MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of March 31, 2011, by each person known to us to own beneficially 5% or more of our common shares based on 6,948,900 of our common shares outstanding. None of our common shares entitles the holder to any preferential voting rights. Beneficial ownership is determined in accordance with the Exchange Act and the rules and regulations promulgated thereunder, and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities.

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

GungHo is 18.54% held by Heartis and 14.50% by Asian Groove. Taizo Son, the Chairman of GungHo, controls Heartis through his 100% ownership of the issued share capital of Inter Operations, which owns 100% of the issued share capital of Heartis. Taizo Son also controls Asian Groove by directly owning 33.3% of the issued share capital of Asian Groove and indirectly owning, through his ownership of Inter Operations, a further 33.3% of Asian Groove. Taizo Son also directly owns 0.33% of GungHo. Thus, Taizo Son directly and indirectly owns or controls 33.37% of the issued share capital of GungHo.

On February 14, 2008, GungHo executed the Share Subscription Agreement with Heartis pursuant to which, on April 1, 2008, Heartis was to transfer 3,640,619 shares of our common stock to GungHo as a contribution in kind for 24,308 newly issued shares of common stock of GungHo. The number of shares issued by GungHo was determined based on an aggregate valuation of the shares of JPY4,035,128,000.

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

To the best of our knowledge, as of December 31, 2010, approximately 47.0% of our common shares were held in the United States (in the form of ADSs). Also to the best of our knowledge, we had approximately 1,511 beneficial holders of our shares (in the form of ADSs) in the United States as of December 31, 2010.

ITEM 7.B.	RELATED PARTY TRANSACTIONS

Relationship with GungHo Online Entertainment, Inc.

On April 1, 2008, GungHo acquired 3,640,619 shares of our common stock, which was approximately 52.4% of our total shares. On June 23, 2008 and June 24, 2008, GungHo acquired our ADSs representing 450,554.25 and 30,565.25 shares of the Company, respectively. As of March 31, 2011, GungHo beneficially owns approximately 4,121,739 shares of the Company’s common stock, constituting approximately 59.3% of the total issued and outstanding common shares. The trade accounts receivable due from GungHo as of December 31, 2008, December 31, 2009 and December 31, 2010 amount to Won 3,291 million, Won 2,377 million and Won 2,947 million, respectively.

In July 2002, we entered into an agreement with GungHo, formerly known as OnSale, Inc., for the service and distribution of Ragnarok Online in Japan, which was renewed in 2004, 2006 and 2009. We also entered into a software licensing agreement with GungHo in December 2005 for the right to publish and distribute Emil Chronicle Online worldwide, except for Japan, which was renewed in 2006 and 2010. We entered into a license and distribution agreement for Ragnarok Online II with GungHo in September 2006. In January 2010, we entered into an agreement with Game Arts Co., Ltd., a 68.55% owned subsidiary of GungHo, to develop a console game based on one of our online games. In April 2010, we entered into a licensing agreement with GungHo to develop and distribute a game for Microsoft’s Xbox Live Arcade. We entered into a license and distribution agreement with GungHo to distribute H.A.V.E. Online, which is currently serviced under the name Toy Wars, in Japan in August 2010. We also entered into agreements with GungHo for development and distribution of Ragnarok: The Princess of Light and Darkness, a tactical role playing game for PSP based on Ragnarok Online, in September 2010, which was amended in October 2010.

Mr. Hyun Chul Park, our Chief Executive Officer, Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, Mr. Kazuki Morishita, our Executive Director and Mr. Kazuya Sakai, our Executive Director, have been General Manager, Director and Executive General Manager, President and Chief Executive Officer, and Director and Chief Financial Officer of GungHo, respectively.

Relationship with SoftBank Corporation

Softbank BB Corp., or Softbank BB, a corporation organized under the laws of Japan, and subsidiary of SoftBank Corporation, or SoftBank, a corporation organized under the laws of Japan, owns 33.7% of the issued share capital of GungHo. Masayoshi Son is the Chairman, Chief Executive Officer and controlling shareholder of SoftBank and Softbank BB, and is also brother to Taizo Son, who directly and indirectly owns or controls 33.37% of the issued share capital of GungHo.

In December 2005, we entered into a limited partnership agreement with Movida Investment Inc., which was merged into Entertainment Farm Inc. in February 2007, SoftBank, GungHo and seven other companies to invest in Online Game Revolution Fund No. 1, a fund with a total proposed investment size of JPY10 billion, with the objective of investing in companies which develop online games in Japan. Entertainment Farm Inc., a Japanese company, operated the fund as the general partner. As a limited partner, we did not have a significant influence over the fund’s investment decisions. The fund had a term of five years from the effective date, which was January 1, 2006. As of December 31, 2010, the expiration date, the Company, SoftBank and GungHo had interests of 16.39%, 49.18% and 8.20%, respectively, in the fund. We agreed to contribute a total of JPY1,000 million, which represented 10% of the total capital commitment in the fund by the limited partners at the time of the agreement, and which then represented 16.39% of the fund due to the withdrawal of some limited partners in the fund. The Company invested JPY250 million (Won 2,114 million) until 2006, and made additional investments amounting to JPY642 million (Won 6,054 million) in 2008 and JPY18 million (Won 229 million) in 2009. As of the date of the expiration of the fund, we had invested a total of JPY910 million, which represented 91% of our total capital commitment. On December 28, 2007 and January 7, 2008, the fund entered into a purchase agreement and a service agreement with GungHo to purchase online game of Grandia Online under development by GungHo for JPY2,600 million (Won 23,089 million), and for GungHo to continue providing development, marketing, operation and maintenance services after commercialization for revenue sharing from the game. On July 11, 2008, the fund also entered into a partnership agreement with GungHo Works, Inc., a then subsidiary of GungHo, and paid GungHo Works, Inc. JPY124 million (Won 1,220 million) to share profits from its online game Hero’s Saga Laevatein. On December 31, 2010, the term of the partnership expired and is currently undergoing liquidation process.

Relationship with Gravity Interactive, Inc.

In April 2003, we entered into an agreement with Gravity Interactive, formerly known as Gravity Interactive, LLC, for the service and distribution of Ragnarok Online in the United States and Canada pursuant to which Gravity Interactive agreed to remit dividends to us based on a percentage of earnings. After Gravity Interactive changed their form to an incorporated company in January 2006, we entered into an agreement with Gravity Interactive for the service and distribution of Ragnarok Online in the United States and Canada pursuant to which Gravity Interactive agreed to remit royalties to us instead of dividends, which was amended in January 2008 to include Australia and New Zealand as service countries and renewed in January 2009. The agreement was amended in September 2009 to include India as a service country and in October 2009 to change the term of royalty payment remittance from monthly to quarterly basis. The agreement was renewed in January 2011.

Also, we entered into an agreement with Gravity Interactive for the service and distribution of R.O.S.E. Online in the United States, Canada and Mexico in January 2006 and all the right of R.O.S.E. Online for the United States, Canada and Mexico were transferred to Gravity Interactive in June 2007. In February 2010, we entered a game transfer agreement with Gravity Interactive and transferred all the rights of R.O.S.E. Online for the United Kingdom and 39 other European countries. We entered into an agreement with Gravity Interactive for the service and distribution of Requiem in the United States and Canada in February 2008, which was amended in December 2009 to include the United Kingdom and 39 other European countries as service countries, which was further amended in March 2010 to exclude Moldova, where Requiem was already commercially offered by Gravity CIS and to change the term of royalty payment remittance from monthly to quarterly basis. Our license and distribution agreement for

Requiem with Gravity Interactive was amended in June 2011 to include Mexico and 23 other Central and South American countries as service countries. In September 2010, we entered into a license and distribution agreement with Gravity Interactive to distribute Dragonica in the United States and Canada, which was amended in April 2011. We entered into a license and distribution agreement with Gravity Interactive to distribute Eternal Destiny in North America excluding the Canadian province Quebec in January 2011. Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, Mr. Heung Gon Kim, our Chief Financial Officer, and Mr. Chang Ki Kim, our Chief Strategy Officer, have been Chief Executive Officer, Director and Chief Financial Officer, and Director of Gravity Interactive, respectively.

Relationship with L5 Games Inc.

In October 2007, we formed L5 Games Inc., which is a wholly-owned subsidiary of Gravity Interactive. L5 Games went into liquidation proceedings in August 2008 and the liquidation was completed in May 2010.

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

Under a consortium agreement which became effective in April 2004 between Gravity Entertainment and other parties to the Animation Production Committee, a Japanese joint venture for the production and marketing of Ragnarok the Animation, Gravity Entertainment was obligated to contribute JPY 117 million plus a 5% tax, amounting to Japanese Yen 123 million, to the joint venture. As a shareholder of Gravity Entertainment, we funded this contribution amount in full in the form of additional capital injection.

On October 1, 2004, we granted a license for Ragnarok Online to the joint venture in order for the joint venture to produce Ragnarok the Animation. Pursuant to an arrangement between Gravity Entertainment and the joint venture, Gravity Entertainment is required to remit 70% of the revenues from its animation business to the joint venture. As of December 31, 2010, the amount due and payable to the joint venture by Gravity Entertainment amounted to JPY 15 million.

Pursuant to an export and copyright authorization agreement between Gravity Entertainment and the Company, effective in April 2004, we have the exclusive license to sell Ragnarok the Animation to countries in Southeast Asia, which include Vietnam, Laos, Cambodia, Thailand, Malaysia, Singapore, Indonesia, the Philippines, Taiwan, China and Hong Kong. Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, has been Chief Executive Officer and Mr. Heung Gon Kim, our Chief Financial Officer, has been Director of Gravity Entertainment.

Relationship with NeoCyon, Inc.

We acquired 96.11% of the outstanding common stocks of NeoCyon for an aggregate purchase price of Won 7,716 million in cash pursuant to a series of share purchase transactions which took place in November and December 2005. In September 2006, we entered into an agreement regarding mobile publishing with NeoCyon under which they have been remitting royalties to us, and which was amended in December 2006, January 2007, May 2007 and February 2009, and renewed in September 2010. In February 2008, we entered into a subletting agreement with NeoCyon to sublease 3,914 square feet of office space to NeoCyon. Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, Mr. Hyun Chul Park, our Chief Executive Officer, and Mr. Heung Gon Kim, our Chief Financial Officer, have been Chief Executive Officer, Director and Chief Strategy Officer, and Director and Chief Financial Officer of NeoCyon, respectively.

Relationship with Gravity CIS Co., Ltd.

In September 2006, we acquired 100% of the voting shares of Gravity CIS Co., Ltd., formerly known as Gravity CIS, Inc., formerly Mados, Inc., from Cybermedia International, Inc., a former subsidiary of NeoCyon, Inc. Gravity CIS changed to a limited liability company in November 2007. We provided a loan in the amount of US$1.5 million to Gravity CIS on February 28, 2006 and made an additional loan in the amount of US$0.5 million on February 10, 2007 at an annual interest rate of 4.9% payable monthly in arrears, which was extended on February 11, 2010. As of March 31, 2011, the total outstanding loan amounts to Gravity CIS were US$0.5 million. In October 2006, an agreement with NeoCyon for the service and distribution of Ragnarok Online in Russia, which was entered into in December 2004, was transferred to Gravity CIS, which was amended to change the term of royalty payment remittance from monthly to quarterly basis in April 2007. In March 2009, an amendment was made to include Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan as service countries. In December 2007, we entered into an agreement with Gravity CIS for the service and distribution of Requiem in Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan, which was amended to change the term of royalty payment remittance from a monthly basis to a quarterly basis in July 2008. In June 2010, we entered into termination agreements with Gravity CIS for the service of Ragnarok Online and Requiem in Russia and the 14 other countries. Mr. Chang Ki Kim, our Chief Strategy Officer, has been the Chief Executive Officer of Gravity CIS.

Relationship with Gravity RUS Co., Ltd.

In October 2007, we founded Gravity RUS and acquired 99.99% of the voting shares. We transferred 100% of the voting shares of Gravity CIS to Gravity RUS in December 2007.

Relationship with Gravity EU SASU

In August 2006, we founded Gravity EU, a wholly owned Europe-based subsidiary. In October 2006, an agreement with Mados, Inc., a former subsidiary of Cybermedia International, Inc., a former subsidiary of NeoCyon, for the service and distribution of Ragnarok Online in France and Belgium, which was entered into in August 2005, was transferred to Gravity EU. In June 2008, an amendment was made to include the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark and Spain as service countries, which was renewed in June 2010 and further amended in October 2010 to include Germany and 17 other European countries as service countries. We made a loan in the amount of EUR188,650 to Gravity EU on August 29, 2008 and made additional loans in the amount of EUR100,000 on January 29, 2009, in the amount of EUR100,000 on September 9, 2009, in the amount of EUR50,000 on February 18, 2010, in the amount of EUR 30,000 on June 3, 2010, in the amount of EUR30,000 on July 2, 2010, in the amount EUR30,000 on July 29, 2010 and in the amount EUR80,000 on January 17, 2011 at an annual interest rate of 4.8% payable monthly in arrears. As of March 31, 2011, the total outstanding loan amounts to Gravity EU were EUR608,650. Mr. Chang Ki Kim, our Chief Strategy Officer, has been the Chief Executive Officer of Gravity EU.

Relationship with Gravity Middle East & Africa FZ-LLC

In May 2007, we founded Gravity Middle East & Africa, a wholly owned Dubai-based subsidiary. In November 2005, an agreement with Sento Enterprises Limited for the service and distribution of Ragnarok Online in the United Arab Emirates, Saudi Arabia, Kuwait, Qatar, Bahrain, Oman, Yemen, Iraq, Syria, Egypt, Iran, Israel, Lebanon and Jordan, which was entered into in May 2005, was amended with the distributor to exclude Iran and Syria. In May 2007, the agreement was transferred to Gravity Middle East & Africa. Gravity Middle East & Africa went into liquidation proceedings in September 2008 and the distribution agreement was terminated.

Relationship with Gravity Games Corporation

In October 2010, we acquired an aggregate of 50.83% of the total shares of Barunson Interactive, of which corporate name was changed to Gravity Games Corporation on March 28, 2011. We entered into agreements to publish Dragonica in the United States and Canada, and East Road in Korea and Japan with Gravity Games in August

2010 and June 2011, respectively. In April 2011, we entered into a subletting agreement with Gravity Games to sublease 6,066 square feet of office space to Gravity Games. Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, Mr. Hyun Chul Park, our Chief Executive Officer, Mr. Heung Gon Kim, our Chief Financial Officer, and Mr. Chang Ki Kim, our Chief Strategy Officer, have been directors of Gravity Games.

Relationship with Ingamba LLC

In June 2010, we invested Russian Ruble 13 million, which represents 25% of Ingamba’s total capital, in order to distribute our games in Russia. The investment in Ingamba was accounted for as an equity method investment. We recorded Won 13 million (US$12 thousand) in 2010 as equity income of Ingamba. In June 2010, we entered into agreements with Ingamba for the service and distribution of Ragnarok Online and Requiem in Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

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

Other litigation matters

In May 2006, YNK Korea Inc., formerly known as Sunny YNK Inc., our former investor for Ragnarok Online, filed a lawsuit against us claiming that we failed to distribute the earnings from a certain amount of net sales due to the embezzlement of royalty revenue committed by our former chairman and from license fees from overseas licensees. The claim of the lawsuit amounted to Won 1,895 million and in December 2007, we paid Won 623 million to YNK Korea Inc. upon the first trial decision in November 2007. The case was transferred to the Seoul High Court in January 2008 and the Court rendered a decision in December 2009 that YNK Korea Inc. was not entitled to Won 35 million of the Won 623 million paid by us in 2007 and ordered YNK Korea Inc. to pay to us Won 35 million and interest accrued on such amount. No party filed an appeal during the appeal period and the litigation was completed.

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

In April and May 2010, a former executive of our Company filed lawsuits with the Seoul Central District Court and Seoul Western District Court claiming employment termination without cause and seeking payment of compensation which he claims he is entitled to under a certain employment agreement with the Company. The two cases were dismissed in April and May 2011, respectively, and the plaintiff filed appeals against the dismissals of the lawsuits with the Seoul High Court in April and May 2011, respectively. In August 2010, the former executive, on behalf of one of our subsidiaries, filed another lawsuit with the Seoul Southern District Court claiming the Company’s unauthorized withdrawal of funds from the subsidiary. The Company intends to vigorously defend this action.

As of the date hereof, we are not involved in any lawsuit that will have a material adverse effect on our business.

Tax matters

In 2011, we were subject to a tax examination by the National Tax Service of Korea for fiscal years 2006 through 2009. As a result of the tax examination, we recognized Won 133 million (US$121 thousand) of income tax expense for penalties and Won 608 million (US$554 thousand) of withholding taxes for transfer pricing adjustments that arose from the difference between the actual transaction price and the estimated arm’s length price. The Won 133 million of penalties was recorded as a component of income tax provision, and the Won 608 million of withholding taxes due was recorded as a component of selling, general and administrative expenses for the year ended December 31, 2010. The National Tax Service of Korea is a Korean government agency responsible for tax collection and tax law enforcement.

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

American Depositary Shares

Following our initial public offering on February 8, 2005, the ADSs have been issued by The Bank of New York Mellon, formerly known as The Bank of New York, as depositary and are listed on the NASDAQ Stock Market’s the NASDAQ Global Market, formerly the NASDAQ National Market, under the symbol “GRVY.” Each ADS represents one-fourth of one share of our common stock. As of March 31, 2011, 13,067,412 ADSs representing 3,266,853 shares of our common stock were outstanding.

The table below provides the high and low trading prices for our ADSs on the NASDAQ Global Market for the periods shown.

Period	Price
	High	Low
	(In US$)

2006	9.88	4.80
2007	7.25	2.75
2008	3.50	0.36
2009	2.63	0.50
First Quarter	0.90	0.50
Second Quarter	1.22	0.64
Third Quarter	2.63	1.00
Fourth Quarter	2.08	1.32
2010	2.25	1.35
First Quarter	2.10	1.56
Second Quarter	2.25	1.44
Third Quarter	1.62	1.35
Fourth Quarter	1.89	1.37
December	1.85	1.53
2011 (through June 17, 2011)	2.19	1.49
First Quarter	2.19	1.64
January	2.19	1.64
February	2.09	1.80
March	2.19	1.83
April	2.11	1.70
May	1.91	1.70
June (through June 17, 2011)	1.78	1.49

ITEM 9.B.	PLAN OF DISTRIBUTION

Not applicable.

ITEM 9.C.	MARKETS

See ITEM 9.A. “OFFERING AND LISTING DETAILS.”

ITEM 9.D.	SELLING SHAREHOLDERS

Not applicable.

ITEM 9.E.	DILUTION

Not applicable.

ITEM 9.F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

ITEM 10.A.	SHARE CAPITAL

Not applicable.

ITEM 10.B.	ARTICLES OF INCORPORATION

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

We may not pay an annual dividend unless we have set aside as legal reserve an amount equal to at least 10% of the cash portion of the annual dividend, or unless we have an accumulated legal reserve of not less than one-half of our stated capital. We may not use our legal reserves to pay cash dividends but may transfer amounts from our legal reserves to capital stock or use our legal reserves to reduce an accumulated deficit. However, beginning on April 15, 2012, when the amendment to the Korean Commercial Code goes into effect, if our legal reserves exceed 1.5 times our stated capital, the excess legal reserves may be reduced by a majority vote of the shareholders, in addition to the two methods mentioned in the preceding sentence.

In addition to annual dividends, under the Korean Commercial Code and our articles of incorporation, we may pay interim dividends once during each fiscal year in case we earn more retained earning as of the end of the first half of such year than the retained earning not disposed of at the time of the general shareholder meeting with respect to the immediately preceding fiscal year. Unlike annual dividends, the decision to pay interim dividends can be made by a resolution of the Board of Directors and is not subject to shareholder approval. Any interim dividends must be paid in cash to the shareholders of record as of June 30 of the relevant fiscal year. Beginning on April 15, 2012, when the amendment to the Korean Commercial Code goes into effect, interim dividends may be paid not only in cash but in stock, subject to our articles of incorporation.

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

We must give shareholders written notice or electronic document setting out the date, place and agenda of the meeting at least two weeks prior to the general meeting of shareholders. The agenda of the general meeting of shareholders is determined at the meeting of the Board of Directors. In addition, a shareholder holding an aggregate of 3% or more of the outstanding shares may propose an agenda for the general meeting of shareholders. Such proposal should be made in writing at least six weeks prior to the meeting. The Board of Directors may decline such proposal if it is in violation of the relevant law and regulations or our articles of incorporation. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of non-voting preferred shares, unless enfranchised, are not entitled to receive notice of or vote at the general meeting of shareholders. Beginning on April 15, 2012, when the amendment to the Korean Commercial Code goes into effect, if a general meeting of shareholders is proposed by a shareholder or shareholders holding an aggregate of not less than 3% of the outstanding shares, the court may approve such general meeting and may also appoint the chairman of such shareholders’ meeting upon request by the interested parties or at its own discretion.

Beginning on April 15, 2012, when the amendment to the Korean Commercial Code goes into effect, a shareholder holding an aggregate of 1% or more of the outstanding shares may, prior to the shareholders’ meeting, request the court to appoint an inspector to examine the appropriateness of the meeting notice process and voting method.

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

Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our articles of incorporation, the following matters require approval by the holders of at least two-thirds of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

•	amending our articles of incorporation;

•	removing a director;

•	effecting a capital reduction;

•	effecting any dissolution, merger or consolidation with respect to us;

•	transferring all or any significant part of our business;

•	acquiring all of the business of any other company or a part of the business of any other company having a material effect on our business (the “material effect” qualifier will be applied to the acquisition of both the whole and partial business of any other company when the amendment to the Korean Commercial Code goes into effect on April 15, 2012);

•	issuing new shares at a price below the par value; or

•	any other matters for which such resolution is required under relevant law and regulations.

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

Acquisition of our shares

We may not acquire our own common shares except in limited circumstances, such as reduction of capital and acquisition of our own common shares for the purpose of granting stock options to our officers and employees. On and after April 15, 2012, when the amendment to the Korean Commercial Code goes into effect, within the limitation of distributable profits, we may acquire our own common shares (i) by purchasing them at the stock exchange or (ii) by a method determined by a Presidential Decree, in proportion to and at parity with shares held by individual shareholders. The Presidential Decree has not yet been established.

Under the Korean Commercial Code, except in the case of a capital reduction (in which case we must retire the common shares immediately), we must resell any common shares acquired by us to a third party (including to a stock option holder who exercised his or her stock option) within a reasonable time, but after the amendment to the Korean Commercial Code goes into effect on April 15, 2012, we are no longer required to resell any common shares acquired by us, and the method by which we dispose of any common shares owned by us may be determined by the board of directors unless already determined by the articles of incorporation. Since our articles of incorporation are silent on the method by which we must dispose of any common shares owned by us, on and after April 15, 2012, the board of directors will be able to decide on a method. Except in limited circumstances, corporate entities in which we own a 50% or greater equity interest may not acquire our common shares.

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

Our articles of incorporation permit the issuance of convertible bonds and bonds with warrant, but none have been issued. Whereas the currently effective Korean Commercial Code provides that (i) a corporation may not issue bonds in the amount in excess of four (4) times its net worth stated in the latest balance sheet and (ii) a corporation may not offer new bonds for subscription if bonds previous offered for subscription have not been paid in full by investors, both of these provisions have been deleted in the amendment which goes into effect on April 15, 2012.

ITEM 10.C.	MATERIAL CONTRACTS

Since the filing of our annual report on Form 20-F on June 1, 2010, we have not entered into any material contracts other than in the ordinary course of business and other than those described below or otherwise as described in ITEM 4. “INFORMATION ON THE COMPANY” or elsewhere in this annual report.

First Amendment to Exclusive Ragnarok Online 2 Authorization to Use and Distribute Software Agreement dated June 2, 2010 between Level Up! Interactive S.A. and Registrant

This amendment to the Exclusive Ragnarok Online 2 Authorization to Use and Distribute Software Agreement with our licensee in Brazil decreased the license fee from US$400,000 to US$340,000 and a minimum guaranteed payment from US$600,000 to nil.

First Amendment to Exclusive Ragnarok License and Distribution Agreement dated August 31, 2010 between Level Up! Inc. and Registrant

Under this amendment with our licensee in the Philippines, the term of the Exclusive Ragnarok License and Distribution Agreement was extended for two years to August 31, 2012 for a renewal license fee of US$100,000 payable.

Amendment to the Exclusive Ragnarok Online Software License Agreement dated September 1, 2010 between Shengqu Information Technology (Shanghai) Co., Ltd. and Registrant

Under this amendment with our licensee in China, the term of the Exclusive Ragnarok Online Software License Agreement was extended for one year to August 31, 2011 with an option to renew for one year.

Third Amendment to Exclusive Ragnarok Software License Agreement dated October 16, 2010 between Gravity EU EASU and Registrant

Under this amendment, the term of the Exclusive Ragnarok Software License Agreement was extended for three years from December 29, 2010 to December 28, 2013. The amendment also decreased monthly royalty payments from 35% to 30% of the licensee’s monthly gross sales amount from Ragnarok Online and expanded the serviced countries to include Austria, Bulgaria, Cyprus, Czech Republic, Germany, Greece, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Switzerland and Turkey.

Sixth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2011 between Gravity Interactive, Inc. and Registrant

Under this amendment, the term of the Exclusive Ragnarok Online License and Distribution Agreement was extended for two years to December 31, 2012.

First Amendment to the Exclusive Ragnarok Authorization and Distribution Agreement dated January 17, 2011 between Level Up! Interactive S.A. and Registrant

Under this amendment with our licensee in Brazil, the term of the Exclusive Ragnarok Authorization and Distribution Agreement was extended for two years from March 2, 2011 to March 1, 2013 for a renewal license fee of US$100,000. The amendment is renewable for one year by the licensee.

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

Investment brokers and investment traders are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ securities investments in Korea. Through such accounts, these investment brokers or investment traders may enter into foreign exchange transactions on a limited basis, such as the conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without such investors having to open their own Won and foreign currency accounts with foreign exchange banks.

An amendment to the Foreign Exchange Transaction Law will go into effect on July 31, 2011. However, nothing in the amendment is applicable to us or our foreign exchange control.

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

With respect to the taxation of domestic source dividend income of a non-resident individual and non-Korean corporation, if there is no tax treaty entered into between Korea and the country of tax residence of the non-resident individual or non-Korean corporation or if the country of tax residence is a tax haven designated by the Commissioner of the National Tax Service of Korea (currently, only Labuan, Malaysia) and has not acquired prior approval of the Commissioner, we will deduct Korean withholding tax from dividends paid to such non-resident individual or non Korean corporation (whether in cash or in shares) at a rate of 22.0% (including local income tax). Due to an amendment to the Local Tax Act, the term “resident surtax” is changed to “local income tax” effective January 1, 2011. If you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for an exemption or a reduced rate of Korean withholding tax according to the tax treaty. In this connection, if the party with whom the income has been provided exists as a paper company in order to receive the benefits of the tax treaty and there exists a separate beneficiary owner who is the real owner of the income (hereinafter referred to as the “Beneficiary Owner”) that is provided with income from dividends, tax will be withheld at source by applying the tax rate determined in the tax treaty entered into between Korea and the country of tax residence of the Beneficiary Owner. If the country of tax residence of the Beneficiary Owner and Korea has not entered into a tax treaty or in the case that such country is Labuan, Malaysia, tax will be withheld at source at a tax rate of 22.0% according to the Korean Corporate Tax Act.

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

In order for the beneficiary of dividends that is a corporation or an individual in Labuan to be qualified for a limited tax rate, the beneficiary must obtain an approval before such dividends are paid by submitting legal evidentiary documents that verify the country of tax residence of the beneficiary to the Commissioner of the National Tax Service of Korea along with a request for prior approval of tax withholding or the beneficiary may submit a request for correction to the responsible director of the tax office within three years of withholding tax at source.

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

In regards to capital gains tax originating from Korea, if there is no tax treaty entered into between Korea and the country of tax residence of the non-resident individual or non-Korean corporation or if the country of tax residence is a tax haven designated by the Commissioner of the National Tax Service of Korea (currently, only Labuan, Malaysia) and has not acquired prior approval of the Commissioner, capital gains earned by such non-resident individual or non-Korean corporation upon the transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (i) 11% (including local income tax) of the gross proceeds realized and (ii) 22.0% (including local income tax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and the transaction costs). However, in most cases where a tax treaty is entered into between Korea and the country of tax residence of the non-resident individual or non-Korean corporation, such non-resident individual or non-Korean corporation is exempt from Korean income taxation under the applicable Korean tax treaty with his or its country of tax residence. In this regard, if the party to whom the capital gains from securities are provided exists as a paper company in order to receive benefits of a tax treaty and there exists a separate Beneficiary Owner that is provided with income from dividends, tax will be withheld at source by applying the tax rate determined in the tax treaty entered into between Korea and the country of tax residence of the Beneficiary Owner. If the country of tax residence of the Beneficiary Owner and Korea has not entered into a tax treaty or in the case that such country is Labuan, Malaysia, tax will be withheld at source at a tax rate (11% of transfer price or 22.0% of capital gains, whichever is less) according to the Korean Corporate Tax Act. See ITEM 10.E. “TAXATION — KOREAN TAXATION — Tax treaties” below for a discussion on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify for the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

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

If you are subject to tax on capital gains with respect to the sale of ADSs, or of our common shares which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of common shares on the Korea Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount at the lower of (i) 11% (including local income tax) of the gross realization proceeds and (ii) 22.0% (including local income tax) of the net realized gains (subject to the production of satisfactory evidence of acquisition costs and the transaction costs for the common shares or the ADSs) and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law.

Generally, to obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. However, in order for the beneficiary of capital gains from securities who is a corporation or an individual in Labuan to be qualified for a limited tax rate, the beneficiary must obtain an approval before such capital gains from securities is realized by submitting legal evidentiary documents that verify the country of tax residence of the beneficiary to the Commissioner of the National Tax Service of Korea along with a request for prior approval of tax withholding or the beneficiary may submit a request for correction to the responsible director of the tax office within three years of withholding tax at source. See ITEM 10.E. “TAXATION — KOREAN TAXATION — Tax treaties” for additional explanation on claiming treaty benefits.

Tax treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, our common shares or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (respectively, including local income tax, depending on your shareholding ratio) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment or Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption on capital gains does not apply if you are an individual, and (a) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for a period or periods of 183 days or more during the taxable year.

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

Securities transaction tax

The Securities Transaction Tax Act provides that a securities transaction tax shall be imposed on the transfer of share certificate or shares. Pursuant to an October 27, 2010 amendment to the Securities Transaction Tax Act, the scope of taxable share certificates has been expanded to include, with respect to share certificates transferred on or after January 1, 2011, rights arising from the acquisition of shares or shares prior to the issuance of share certificates, preemptive rights, subscription securities issued by corporations established under special laws and depositary receipts pursuant to the Financial Investment Services and Capital Markets Act. However, with respect to the transfer of share certificates listed in overseas securities markets that are similar to the Korean securities market, such as the New York Stock Exchange or NASDAQ, or the transfer of share certificates to an underwriter in order to list such share certificates on foreign stock exchanges, such transfer is not subject to the securities transaction tax. The said Act provides that the types of share certificates that are subject to the securities transaction tax is a share certificate issued by a domestic corporation established according to the Commercial Act or a special act, or the share certificate or depositary receipts which are issued by a non-Korean corporation that are listed or registered in the securities market. Therefore, if you transfer common shares in a Korean corporation and the common shares are not listed in the securities market overseas, you will be subject to a securities transaction tax at the rate of 0.5%.

With respect to transfers of ADSs, whether or not ADSs issued by a domestic corporation falls within the scope of taxable share certificates under the Securities Transaction Tax Act can be determined by looking at the applicable depositary receipts. In the past, the Security Transaction Tax Act did not specify whether depositary receipts are share certificates taxable under the Securities Transaction Tax Act which caused a split between Korean tax authorities, who concluded that, as the substance of a depositary receipt is similar to that of a share certificate, the depositary receipt is actually a share certificate and therefore taxable, and the court, which held that depositary receipts should not be considered taxable as a share certificate because they are legally different from share certificates. However, such disputes have been settled since the October 27, 2010 amendment to the Securities Transaction Tax Act, which specifically includes depositary receipts transferred on or after January 1, 2011 within the scope of share certificates taxable under said Act.

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

Persons considering the purchase, ownership or disposition of our ADSs or common shares should consult their own tax advisor concerning U.S. federal income tax consequences in light of their particular situation as well as any other tax consequences arising under the laws of any taxing jurisdiction. In particular, while we do not believe we were a passive foreign investment company in 2007, due to deterioration of the trading price of our ADSs and our holding of a significant amount of cash, short-term investments, and other passive assets, it is likely we were a passive foreign investment company in 2008 through 2010, and there is a significant risk that we will continue to be one in 2011. See discussion under ITEM 10.E. “TAXATION — U.S. FEDERAL INCOME TAX CONSIDERATIONS — Passive foreign investment companies.”

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

The determination of whether we are a PFIC is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are uncertain or beyond our control, including the value of our assets, ADSs and common shares and the amount and type of our income. In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments and other passive assets after our initial public offering, we may have been since our initial public offering, and may be in subsequent years, a PFIC. In particular, while we do not believe we were a PFIC in 2007, due to deterioration of the trading price of our ADSs and our holding of a significant amount of cash, short-term investments, and other passive assets, it is likely we were a PFIC in 2008 through 2010, and there is a significant risk that we will continue to be a PFIC in 2011. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you could be subject to adverse U.S. federal income tax consequences as discussed below. Once we are a PFIC for any portion of the period that you hold our ADSs or common shares, all of our subsequent distributions, and any subsequent dispositions by you of such ADSs or common shares, are subject to the excess distribution rules discussed below, even after we cease to be a PFIC.

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

In addition, if we are a PFIC in the taxable year in which such dividends are paid or in the proceeding taxable year, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2013. If we are a PFIC, you will be required to file Internal Revenue Service Form 8621 for each taxable year in which, among other circumstances, you receive a distribution with respect to our ADSs or common shares. See “ITEM 10.E. TAXATION — U.S. FEDERAL INCOME TAX CONSIDERATIONS — Information Reporting Regarding PFICs and Specified Foreign Financial Assets” below for additional information concerning PFIC reporting requirements. We do not intend to provide more definitive information on whether we are PFIC.

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

If we are never a PFIC while you hold our ADSs or common shares

If we are never a PFIC while you have held our ADSs or common shares, the gross amount of distributions on our ADSs or common shares (including amounts withheld to reflect Korean withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation in taxable years beginning before January 1, 2013 may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation (other than a PFIC) that is eligible for the benefits of a comprehensive income tax treaty with the United States that the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the current Korea-United States income tax treaty meets these requirements. A foreign corporation (other than a PFIC) is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our common shares generally will not be considered readily tradable for these purposes. Under the United States Treasury Department guidance our ADSs, which are currently listed on NASDAQ, will be considered readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

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

To the extent that the gross amount of any distribution on our ADSs or common shares exceeds our current and accumulated earnings and profits, the excess (including the amount of any Korean taxes withheld from the excess) will first be treated as a non-taxable return of (and will reduce, but not below zero) your tax basis in the ADSs or common shares to the extent thereof. Any remaining portion of the distribution will be treated as capital gain (which will be either long-term or short-term capital gain depending upon whether you have held the ADSs or common shares for more than one year). Consequently, such distributions in excess of our current and accumulated earnings and profits generally would not give rise to foreign source income and you would not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we cannot guarantee that any calculation we make of our earnings for U.S. financial statement purposes will fully comply with the calculation of our earnings and profits for U.S. federal income tax principles. Therefore, you should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Further, distributions of our ADSs, common shares or preemptive rights to subscribe for our common shares that are received as part of a pro rata distribution to all of our common shareholders generally will not be subject to U.S. federal income tax. Consequently such distributions will not give rise to foreign source income, and you will not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources.

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

Generally, U.S. Holders are unable to utilize foreign taxes paid or deemed paid to offset the taxes arising from an excess distribution by reason of gains recognized on disposition of PFIC stock. If we are a PFIC, you will be required to file Internal Revenue Service Form 8621 for each taxable year in which, among other circumstances, you recognize gain from a sale or other disposition of our ADSs or common shares. See “ITEM 10.E. TAXATION — U.S. FEDERAL INCOME TAX CONSIDERATIONS — Information Reporting Regarding PFICs and Specified Foreign Financial Assets” below for additional information concerning PFIC reporting requirements.

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

Information Reporting Regarding PFICs and Specified Foreign Financial Assets

Under the “Hiring Incentives to Restore Employment Act” (the “Act”), each U.S. Holder who is a shareholder of a PFIC is required to file an annual report containing such information as the IRS may require, unless otherwise provided by the IRS. This requirement is in addition to the annual reporting requirements for a U.S. Holder of an interest in a PFIC that has made a QEF election. The IRS is developing further guidance regarding the PFIC reporting obligations under the Act.

The Act also requires individual U.S. Holders (and certain U.S. entities to be specified in IRS guidance) with an interest in any “specified foreign financial asset” to file a report with the IRS with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets is greater than $50,000 (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets include (1) any depository or custodial account held at a non-U.S. financial institution; (2) any debt or equity interest in a non-U.S. financial institution if such interest is not regularly traded on an established securities market; and (3) if not held at a financial institution, (i) any stock or security issued by a non-U.S. person, (ii) any financial instrument or contract held for investment where the issuer or counterparty is a non-U.S. person, and (iii) any interest in an entity which is a non-U.S. person. Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an annual report under this provision. Penalties apply to any failure to file a required report.

In the event a U.S. Holder does not file the information reports described above relating to ownership of a PFIC or disclosure of specified foreign financial assets, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such report is filed.

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

ITEM 10.F.	DIVIDENTS AND PAYING AGENTS

Not applicable.

ITEM 10.G.	STATEMENT BY EXPERTS

Not applicable.

ITEM 10.H.	DOCUMENTS ON DISPLAY

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

As of December 31, 2010, we had Japanese Yen denominated accounts receivable of Won 2,639 million, which represented 31.7% of our total consolidated accounts receivable balance, and U.S. dollar denominated accounts receivable of Won 943 million, which represented 11.3% of our total consolidated accounts receivable balance. We also had Japanese Yen denominated accounts payable of Won 1,203 million, which represented 18.1% of our total consolidated accounts payable balance, and U.S. dollar denominated accounts payable of Won 1,276 million, which represented 19.2% of our total consolidated accounts payable balance. As these balances all have short maturities, exposure to foreign currency fluctuations on these balances is not significant. For example, a hypothetical 10% appreciation of the Won against the Japanese Yen and the U.S. dollar, in the aggregate, would reduce our cash flows by Won 110 million.

In 2010, Won 42,625 million of our revenue was derived from currencies other than the Won: primarily the Japanese Yen, Won 28,701 million; the U.S. dollar, Won 7,351 million; the NT dollar, Won 2,175 million and the Thai Baht, Won 720 million. A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Won in 2010 would have reduced our revenue by Won 3,895 million.

Since 2005, we have begun entering into derivatives arrangements to hedge against the risk of foreign currency fluctuation. As of March 31, 2011, we had no foreign currency forward contracts outstanding. We may in the future continue to enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risks, but we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Korean exchange control regulations that restrict our ability to convert the Won into U.S. dollars, Japanese Yen or EMU Euros under certain emergency circumstances.

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

Credit risk

As our cash and cash equivalents and short-term financial instruments are placed with several local financial institutions, of which approximately 30% are held at one financial institution, we face a potential credit risk that the financial institutions may become insolvent and be unable to repay our principal and interest in a timely manner. While the management believes such financial institutions are of a high credit quality, it is difficult for us to predict the financial condition of the Korean banking sector and the financial institutions that manage our cash holdings. We may be materially and adversely affected by any widespread failure in the Korean banking sector caused by economic downturn and the volatile financial markets in the future.

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

From January 1, 2010 to December 31, 2010, the Company received from the depositary US$69,281.02 for legal fees, after deducting the applicable withholding tax from the total amount payable by the depositary of US$96,000 and the depositary waived fees for the standard costs associated with the administration of the ADR estimated to total US$46,882.46.

From January 1, 2011 to the date of this Annual Report, the Company received no reimbursement from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2010. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2010 to provide reasonable assurance that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010, based upon criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission and concluded that we maintained effective internal control over financial reporting as of December 31, 2010.

Changes in Internal Control over Financial Reporting

In our consolidated financial statements as of and for the year ended December 31, 2009, our management identified a material weakness in our internal control over financial reporting related to lack of monitoring controls over significant transactions at a subsidiary level. To address this material weakness, our management, in 2010, implemented a number of measures to rectify the material weakness including implementing new controls that requires pre-approval from the Chief Financial Officer of Gravity for all significant payments of subsidiaries and the performance of regular monitoring of subsidiaries treasury cycle activities by Gravity’s headquarter finance team. In addition, as part of our 2010 assessment of internal control over financial reporting, our management conducted sufficient testing and evaluation of the control to be implemented as part of this remediation measures to ascertain that they were designed and operated effectively.

As of December 31, 2010, our management determined that the remediation measures undertaken to improve our internal control over financial reporting have enabled it to conclude that the material weakness identified in 2009 has been remediated.

Other than remediation of the prior year material weakness described, there have been no other changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Jong Gyu Hwang, our outside director is an “audit committee financial expert,” as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act. Mr. Hwang is an independent director as such term is defined in Rule 10A-3 of the Exchange Act for purpose of the listing standards of the NASDAQ Stock Market that are applicable.

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

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2009 and 2010 for professional services rendered by our principal accountants Samil PricewaterhouseCoopers, the Korean member firm of PricewaterhouseCoopers, depending on the various types of services and a brief description of the nature of such services.

	Aggregate
	Fees
	Billed During
	the Year
	Ended
	December 31,
Type of Service	2009	2010	Nature of Services
	(In millions
	of Won)

Audit Fees	520	625	Audit service for the Company and its subsidiaries.
Audit-Related Fees	—	10	Due diligence support.
Tax Fees	—	—
All Other Fees	—	—

Total	520	635

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

Reference is made to ITEM 19. “EXHIBITS” for a list of all financial statements and related notes filed as part of this annual report.

ITEM 19.	EXHIBITS

(a) Financial Statements filed as part of this annual report

The following financial statements and related notes, together with the reports of an independent registered public accounting firm thereon, are filed as part of this annual report:

(b) Exhibits filed as part of this annual report

1	.1◊◊	Articles of Incorporation, amended as of June 12, 2009 (English translation)
2	.1*	Form of Stock Certificate of Registrant’s common stock, par value Won 500 per share
2	.1**	Form of Deposit Agreement among Registrant, The Bank of New York Mellon, formerly known as The Bank of New York, as depositary, and all holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, including the form of American depositary receipt**
4	.1*	Agreement on the Development of Ragnarok Online, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English)
4	.2*	Agreement on the Exclusive License of Copyright Regarding Ragnarok Game Services, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English)
4	.3*	Cooperation Agreement on Ragnarok Game Services, dated May 31, 2002, between Myoung-Jin Lee and Registrant (translation in English)
4	.4*	Agreement on Factual Matters, dated November 19, 2002, between Myoung-Jin Lee and Registrant (translation in English)
4	.5*	Agreement on Ragnarok Game Services and Related Matters, dated January 22, 2003, between Myoung-Jin Lee and Registrant (translation in English)
4	.6*	Agreement, dated June 3, 2003, between Myoung-Jin Lee and Registrant (translation in English)
4	.7*	Agreement, dated October 27, 2004, between Myoung-Jin Lee and Registrant (translation in English)
4	.8*	Investment Agreement, dated February 19, 2002, between Sunny YNK Inc. and Registrant (translation in English)
4	.9*	Agreement, dated February 21, 2002, between Sunny YNK Inc. and Registrant (translation in English)
4	.10†	Share Purchase Agreement, dated May 3, 2005, between Mr. Moon Kyu Kim and Registrant (translation in English)
4	.11*	Ragnarok License and Distribution Agreement, dated July 24, 2002, between GungHo Online Entertainment, Inc. (formerly ONSALE Japan K.K.) (licensee in Japan) and Registrant

4	.12*	Amendment to Ragnarok License and Distribution Agreement, dated September 23, 2004, between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant
4	.13*	Ragnarok Exclusive License and Distribution Agreement, dated May 20, 2002, between Soft-World International Corporation (licensee in Taiwan and Hong Kong) and Registrant
4	.14*	Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 19, 2004, between Soft-World International Corporation (licensee in Taiwan and Hong Kong) and Registrant
4	.15*	Exclusive Ragnarok License and Distribution Agreement, dated October 21, 2002, among Soft-World International Corporation, Value Central Corporation (licensee in China) and Registrant
4	.16†	Fourth Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated May 18, 2005, among Soft-World International Corporation, Value Central Corporation (licensee in China) and Registrant
4	.17*	Ragnarok License and Distribution Agreement, dated June 13, 2002, between Asiasoft International Co., Ltd. (licensee in Thailand) and Registrant
4	.18*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 27, 2004, between Asiasoft International Co., Ltd. (licensee in Thailand) and Registrant
4	.19*	Exclusive Ragnarok License and Distribution Agreement, dated May 12, 2003, among Soft-World International Corporation, Value Central Corporation (licensee in Malaysia and Singapore) and Registrant
4	.20*	Exclusive Ragnarok License and Distribution Agreement, dated March 25, 2003, between Level Up! Inc. (licensee in the Philippines) and Registrant
4	.21†	Third Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated February 18, 2005, between Level Up! Inc. (licensee in the Philippines) and Registrant
4	.22*	Exclusive Ragnarok License and Distribution Agreement, dated April 2, 2004, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant
4	.23*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 29, 2004, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant
4	.24*	Exclusive Ragnarok Online License and Distribution Agreement, dated November 26, 2003, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant
4	.25*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated December 2, 2003, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant
4	.26*	Second Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated November 18, 2004, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant
4	.27†	Exclusive Ragnarok License and Distribution Agreement, dated July 16, 2004, between Ongamenet PTY Ltd. (licensee in Australia and New Zealand) and Registrant
4	.28†	Exclusive Ragnarok License and Distribution Agreement, dated August 15, 2004, between Level Up! Interactive SA (licensee in Brazil) and Registrant
4	.29*	Exclusive Ragnarok Software License Agreement, dated May 24, 2004, between Level Up Network India Pvt. Ltd. (licensee in India) and Registrant
4	.30*	Lease Agreement, dated August 1, 2004, between Jung Ryool Kim and Registrant (translation in English)
4	.31*	Equipment Sales Agreement, dated December 1, 2003, between Gravity Interactive, LLC and Registrant
4	.32*	Service and Distribution of Earnings and Profit Agreement, dated April 1, 2003, between Gravity Interactive, LLC and Registrant
4	.33*	Loan Agreement, dated January 1, 2004, between Gravity Entertainment Corporation, formerly RO Production Ltd., and Registrant (translation in English)

4	.34*	Share (syusshi-mochiban) Assignment Agreement, dated October 25, 2004, between GungHo Online Entertainment, Inc. and Registrant
4	.35*	Joint Project Agreement for TV Animation “Ragnarok,” dated October 1, 2004, among Gravity Entertainment Corporation, formerly RO Production Ltd., GDH Co., Ltd., TV Tokyo Medianet Co., Ltd., Amuse Soft Entertainment Co., Ltd. and GNG Entertainment Inc (translation in English)
4	.36*	Ragnarok Sales Agency Agreement, dated April 10, 2002, between Sunny YNK Inc. and Registrant (translation in English)
4	.37††	Lease Agreement, dated October 19, 2005, between Meritz Fire & Marine Insurance Co., Ltd. and Registrant
4	.38††	Real Estate Sale Agreement, dated May 22, 2006, between Yahoh Communication Ltd. and Registrant
4	.39††	Global Publishing Agreement, dated November 7, 2005, between Ndoors Corporation and Registrant
4	.40††	Global Publishing Agreement, dated November 15, 2005, between Sonnori Co., Ltd. and Registrant
4	.41†††	Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated April 20, 2005 between Level Up! Inc. (licensee in Brazil) and Registrant
4	.42†††	Fifth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 22, 2006 between Level Up! Inc. (licensee in the Philippines) and Registrant
4	.43†††	Exclusive Ragnarok Online Software License Agreement dated April 9, 2006 between Game Flier (Malaysia) Sdn. Bhd. (licensee in Malaysia and Singapore) and Registrant
4	.44†††	3rd Amendment to the Exclusive Ragnarok License and Distribution Agreement dated April 15, 2006 between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant
4	.45†††	2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2006 between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant
4	.46†††	Agreement on Changes of the Global Publishing Contract dated October 9, 2006 between Ndoors Corporation (developer of “Time N Tales”) and Registrant
4	.47†††	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated October 22, 2006 between Soft-World International Corporation (licensee in Taiwan) and Registrant
4	.48†††	Agreement on Changes of the Lease Contract dated January 8, 2007 between Meritz Fire & Marine Insurance Co., Ltd. and Registrant
4	.49◊	Exclusive Emil Chronicle Online License and Distribution Agreement dated August 1, 2007, between GameCyber Technology Ltd. (licensee in Taiwan and Hong Kong) and Registrant
4	.50◊	First Amendment to the Ragnarok Online Software Agreement dated October 9, 2007, between Game Flier (Malaysia) Sdn. Bhd. (licensee in Singapore and Malaysia) and Registrant
4	.51◊	Exclusive Ragnarok Online 2 License and Distribution Agreement dated October 15, 2007, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant
4	.52◊	Amendment to the exclusive Ragnarok Online License and Distribution Agreement dated October 22, 2007, between Soft-World International Corporation (licensee in Taiwan and Hong Kong) and Registrant
4	.53◊	Exclusive Requiem Online License and Distribution Agreement dated December 1, 2007, between Gravity CIS, Inc. and Registrant
4	.54◊	Lease Agreement dated January 1, 2008, between Korea SW Industry Promotion Agency and Registrant
4	.55◊	Second Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2008, between Gravity Interactive, Inc. and Gravity Co., Ltd.
4	.56◊	Exclusive Ragnarok Online 2 Authorization to Use and Distribute Software Agreement dated January 21, 2008, between Level Up! Interactive S.A. (licensee in Brazil) and Registrant
4	.57◊	First Amendment to the exclusive Emil Chronicle Online License and Distribution Agreement dated January 23, 2008, between GameCyber Technology Ltd. (licensee in Taiwan and Hong Kong) and Registrant
4	.58◊	Exclusive Pucca Racing License and Distribution Agreement dated January 23, 2008, among Ini3 Digital Co., Ltd. (licensee in Thailand), Vooz Co., Ltd. (character licensor) and Registrant

4	.59◊	Exclusive Requiem Online License and Distribution Agreement dated February 21, 2008, between Gravity Interactive, Inc. and Registrant
4	.60◊	Sixth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated February 27, 2008, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant
4	.61◊◊	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 4, 2008 between AsiaSoft Corporation Public Co., Ltd. (licensee in Thailand) and Registrant
4	.62◊◊	Fourth Amendment to the Exclusive Ragnarok License and Distribution Agreement dated April 30, 2008, between Burda:ic GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant
4	.63◊◊	Assignment of Agreement dated May 30, 2008, among Level Up! Network India Pvt. Ltd., Level Up! International Holdings Pte. Ltd. (licensees in India) and Registrant
4	.64◊◊	First Amendment to the Exclusive Ragnarok Software License Agreement dated June 1, 2008, between Gravity EU SASU and Registrant
4	.65◊◊	Exclusive Ragnarok Online License and Distribution Agreement dated July 2, 2008, between AsiaSoft Corporation Public Co., Ltd. (licensee in Vietnam) and Registrant
4	.66◊◊	First Amendment to the Exclusive Emil Chronicle Online License and Distribution Agreement dated July 4, 2008, between Infocomm Asia Holdings Pte. Ltd. and Registrant
4	.67◊◊	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated September 1, 2008, between Shengqu Information Technology (Shanghai) Co., Ltd. (licensee in China) and Registrant
4	.68◊◊	Exclusive Ragnarok Online License and Distribution Agreement dated September 1, 2008, between Level Up! Inc. (licensee in the Philippines) and Registrant
4	.69◊◊	Exclusive Emil Chronicle Online License and Distribution Agreement dated December 8, 2008, between Run Up Game Distribution and Development Sdn. Bhd. (licensee in Singapore and Malaysia) and Registrant
4	.70◊◊	Third Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2009, between Gravity Interactive, Inc., and Registrant
4	.71◊◊	Exclusive Ragnarok Online License and Distribution Agreement dated January 21, 2009, between Tahadi Games Ltd. (licensee in UAE and 19 other countries) and Registrant
4	.72◊◊	Exclusive Emil Chronicle Online License and Distribution Agreement dated February 26, 2009, between PT. Wave Wahana Wisesa (licensee in Indonesia) and Registrant
4	.73◊◊	Exclusive Ragnarok Authorization and Distribution Agreement dated March 2, 2009, between Level Up! Interactive S.A (licensee in Brazil) and Registrant
4	.74◊◊	Seventh Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated March 7, 2009, between Gravity CIS, Inc. and Registrant
4	.75◊◊	Form of employment agreement with director and senior management.
4	.76◊◊◊	Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated September 1, 2009 between Gravity Interactive, Inc. and Registrant
4	.77◊◊◊	Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2009 between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant
4	.78◊◊◊	Fifth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated October 1, 2009 between Gravity Interactive, Inc. and Registrant
4	.79◊◊◊	Second Amendment to the Ragnarok Online Software License Agreement dated October 9, 2009 between Game Flier (Malaysia) Sdn. Bhd. (licensee in Singapore and Malaysia) and Registrant
4	.80◊◊◊	Ragnarok Online Exclusive Game License Agreement dated October 22, 2009 between Game Flier International Corporation (licensee in Taiwan, Hong Kong and Macau) and Registrant
4	.81◊◊◊	First Amendment to Exclusive Requiem Online License and Distribution Agreement dated December 1, 2009 between Gravity Interactive, Inc. and Registrant
4	.82◊◊◊	Global Service Agreement dated December 1, 2009 between AsiaSoft Corporation Public Co., Ltd., (consignee in Thailand, Singapore, Vietnam and Malaysia) and Registrant

4	.83◊◊◊	Fifth Amendment to the Exclusive Ragnarok License and Distribution Agreement dated February 1, 2010 between Burda:ic GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant
4	.84◊◊◊	Global Service Agreement dated February 2, 2010 between PT. Lyto Datarindo Fortuna (consignee in Indonesia) and Registrant
4	.85◊◊◊	Ragnarok Online Game License Agreement dated February 27, 2010 between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant
4	.86◊◊◊	Second Amendment to the Exclusive Requiem Online License and Distribution Agreement dated March 1, 2010 between Gravity Interactive, Inc. and Registrant
4	.87◊◊◊	Exclusive Requiem Online License and Distribution Agreement dated March 2, 2010 between Game Flier International Corporation (licensee in Taiwan, Hong Kong and Macau) and Registrant
4	.88◊◊◊	Exclusive Ragnarok Online License and Distribution Agreement dated March 5, 2010 between AsiaSoft Corporation Public Co., Ltd., (licensee in Thailand) and Registrant
4.89		First Amendment to Exclusive Ragnarok Online 2 Authorization to Use and Distribute Software Agreement dated June 2, 2010 between Level Up! Interactive S.A. (licensee in Brazil) and Registrant
4.90		First Amendment to Exclusive Ragnarok License and Distribution Agreement dated August 31, 2010 between Level Up! Inc. (licensee in the Philippines) and Registrant
4.91		Amendment to the Exclusive Ragnarok Online Software License Agreement dated September 1, 2010 between Shengqu Information Technology (Shanghai) Co., Ltd. (licensee in China) and Registrant
4.92		Third Amendment to Exclusive Ragnarok Software License Agreement dated October 16, 2010 between Gravity EU EASU and Registrant
4.93		Sixth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2011 between Gravity Interactive, Inc. and Registrant
4.94		First Amendment to the Exclusive Ragnarok Authorization and Distribution Agreement dated January 17, 2011 between Level Up! Interactive S.A. and Registrant
8.1		List of Registrant’s subsidiaries
11	.1††	Registrant’s Code of Ethics (amended)
12.1		CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2		CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1		CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2		CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-122159)

**	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-122160)

†	Previously filed as exhibits to our annual report on Form 20-F filed on June 30, 2005. (File No. 000-51138)

††	Previously filed as exhibits to our annual report on Form 20-F filed on June 30, 2006. (File No. 000-51138)

†††	Previously filed as exhibits to our annual report on Form 20-F filed on June 29, 2007. (File No. 000-51138)

◊	Previously filed as exhibits to our annual report on Form 20-F filed on June 27, 2008. (File No. 000-51138)

◊◊	Previously filed as exhibits to our annual report on Form 20-F filed on June 30, 2009. (File No. 000-51138)

◊◊◊	Previously filed as exhibits to our annual report on Form 20-F filed on June 1, 2010. (File No. 000-51138)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:     Heung Gon Kim

Title:	Chief Financial Officer

Date: June 29, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of
Gravity Co., Ltd

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Gravity Co., Ltd. and its subsidiaries (“the Company”), at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  Samil PricewaterhouseCoopers
Samil PricewaterhouseCoopers

Seoul, KOREA
June 29, 2011

GRAVITY CO., LTD.

CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2010

	2009		2010		2010
					(Note 3)
					(Unaudited)
	(In millions of Korean Won and in thousands of US dollars except share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	~~W~~	51,333	~~W~~	44,122	$40,211
Short-term financial instruments		16,000		12,500	11,392
Short-term available-for-sale investments (accounted for using fair value option)		4,973		5,000	4,557
Accounts receivable, net (including related party balances of ~~W~~2,377 and ~~W~~2,947, respectively)		5,907		8,242	7,512
Current portion of deferred income tax assets		375		857	781
Other current assets (including related party balances of ~~W~~41 and ~~W~~179, respectively)		4,311		5,622	5,124

Total current assets		82,899		76,343	69,577

Property and equipment, net		2,837		2,672	2,435
Leasehold and other deposits		1,496		1,711	1,559
Capitalized software development cost		11,006		13,700	12,486
Other intangible assets		239		20,140	18,355
Goodwill		1,210		7,991	7,283
Equity method investments		1,100		1,336	1,217
Other non-current assets (including related party balances of ~~W~~55 and ~~W~~23, respectively)		1,651		1,597	1,456

Total assets	~~W~~	102,438	~~W~~	125,490	$114,368

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including related party balances of ~~W~~507 and ~~W~~1,147, respectively)	~~W~~	3,205	~~W~~	6,641	$6,052
Deferred revenue (including related party balances of ~~W~~606 and ~~W~~650, respectively)		3,750		5,611	5,114
Other current liabilities		1,293		1,813	1,652

Total current liabilities		8,248		14,065	12,818

Long-term deferred revenue (including related party balances of ~~W~~5,495 and ~~W~~5,406, respectively)		9,658		8,993	8,196
Accrued severance benefits		478		1,031	939
Deferred income tax liabilities		272		2,600	2,370
Other non-current liabilities		172		389	355

Total liabilities		18,828		27,078	24,678

Commitments and contingencies
Parent Company Shareholders’ equity:
Preferred shares, ~~W~~500 par value, 2,000,000 shares authorized, and no shares issued and outstanding at December 31, 2009 and 2010		—		—	—
Common shares, ~~W~~500 par value, 38,000,000 shares authorized, and 6,948,900 shares issued and outstanding at December 31, 2009 and 2010		3,474		3,474	3,167
Additional paid-in capital		75,395		75,395	68,713
Retained earnings		1,265		4,995	4,552
Accumulated other comprehensive income		3,262		3,552	3,236

Total parent company shareholders’ equity		83,396		87,416	79,668

Non-controlling interest		214		10,996	10,022

Total equity		83,610		98,412	89,690

Total liabilities and equity	~~W~~	102,438	~~W~~	125,490	$114,368

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2008, 2009 and 2010

	2008		2009		2010		2010
							(Note 3)
							(Unaudited)
	(In millions of Korean Won and in thousands of US dollars except per share data)

Revenue
Online games-subscription revenue	~~W~~	12,576	~~W~~	12,674	~~W~~	9,908	$9,030
Online games-royalties and license fees (including related party revenue of ~~W~~23,326, ~~W~~28,089 and ~~W~~24,636, respectively)		30,110		34,037		32,132	29,284
Mobile games (including related party revenue of ~~W~~2,309, ~~W~~2,951 and ~~W~~3,917, respectively)		6,882		7,882		9,188	8,374
Character merchandising, animation and other revenue (including related party revenue of ~~W~~1,089, ~~W~~947 and ~~W~~512, respectively)		3,602		2,810		1,134	1,034

Total net revenue		53,170		57,403		52,362	47,722
Cost of revenue (including related party cost of ~~W~~483, ~~W~~188 and ~~W~~259, respectively)		27,772		21,170		20,873	19,023

Gross profit		25,398		36,233		31,489	28,699
Selling, general and administrative (including related party expenses of ~~W~~121, ~~W~~482 and ~~W~~3,923, respectively)		23,489		21,651		20,422	18,612
Research and development		2,145		1,799		4,652	4,240
Impairment losses on intangible assets		—		280		475	433
Settlement cost of litigation		—		1,649		—	—

Operating income (loss)		(236)		10,854		5,940	5,414
Other income (expenses)
Interest income		2,857		2,395		1,946	1,774
Interest expense		(31)		(41)		(32)	(29)
Foreign currency income (loss), net		3,235		(225)		96	87
Others, net		(31)		(21)		312	283

Income before income tax expenses and equity loss on investments		5,794		12,962		8,262	7,529
Income tax expenses		3,379		4,544		4,207	3,835

Income before equity loss on investments		2,415		8,418		4,055	3,694

Equity loss on investments, net(1)		(5,119)		(1,424)		(345)	(314)
Net income (loss)		(2,704)		6,994		3,710	3,380

Less: Net income (loss) attributable to the non-controlling interest		69		77		(20)	(18)

Net income (loss) attributable to parent company	~~W~~	(2,773)	~~W~~	6,917	~~W~~	3,730	$3,398

Earnings (loss) per share — basic and diluted:
Net income attributable to parent company common shareholders	~~W~~	(399)	~~W~~	995	~~W~~	537	$0.49

Weighted average number of shares outstanding
Basic and diluted		6,948,900		6,948,900		6,948,900	6,948,900

(1)	See Note 20 for transactions with related party.

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years Ended December 31, 2008, 2009 and 2010

								Accumulated
						Retained		Other
	No. of			Additional		Earnings		Comprehensive		Non-Controlling
	Common	Common		Paid-in		(Accumulated		Income		Interest in
	Shares	Shares		Capital		Deficit)		(Loss)		Subsidiary		Total
	(In millions of Korean Won, except number of shares)

Balance at January 1, 2008	6,948,900	~~W~~	3,474	~~W~~	75,126	~~W~~	(2,879)	~~W~~	(245)	~~W~~	68	~~W~~	75,544
Amortization of deferred stock
Compensation	—		—		121		—		—		—		121
Comprehensive income (loss)
Foreign currency translation adjustments	—		—		—		—		3,647		—		3,647
Net income (loss)	—		—		—		(2,773)		—		69		(2,704)

Total comprehensive income													943

Balance at December 31, 2008	6,948,900		3,474		75,247		(5,652)		3,402		137		76,608
Amortization of deferred stock
Compensation	—		—		148		—		—		—		148
Comprehensive income (loss)
Foreign currency translation adjustments	—		—		—		—		(140)		—		(140)
Net income	—		—		—		6,917		—		77		6,994

Total comprehensive income													6,854

Balance at December 31, 2009	6,948,900		3,474		75,395		1,265		3,262		214		83,610
Increase of non-controlling interest from acquisition of a new subsidiary	—		—		—		—		—		10,802		10,802
Comprehensive income (loss)
Foreign currency translation adjustments	—		—		—		—		290		—		290
Net income (loss)	—		—		—		3,730		—		(20)		3,710

Total comprehensive income													4,000

Balance at December 31, 2010	6,948,900	~~W~~	3,474	~~W~~	75,395	~~W~~	4,995	~~W~~	3,552	~~W~~	10,996	~~W~~	98,412

	(Note 3) Unaudited (In thousands of US dollars, except number of shares)
Balance at December 31, 2009	6,948,900		$3,167		$68,713		$1,154		$2,973		$195		$76,202
Increase of non-controlling interest from acquisition of a new subsidiary	—		—		—		—		—		9,845		9,845
Comprehensive income (loss)
Foreign currency translation adjustments	—		—		—		—		263		—		263
Net income (loss)	—		—		—		3,398		—		(18)		3,380

Total comprehensive income													3,643

Balance at December 31, 2010	6,948,900		$3,167		$68,713		$4,552		$3,236		$10,022		$89,690

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008, 2009 and 2010

	2008		2009		2010		2010
							(Note 3)
							(Unaudited)
	(In millions of Korean Won and in thousands of US dollars)

Cash flows from operating activities
Net income (loss)	~~W~~	(2,704)	~~W~~	6,994	~~W~~	3,710	$3,380
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization		8,501		5,627		3,708	3,379
Allowance for accounts receivable and other receivables		7		186		426	389
Loss on impairment of intangible assets		—		280		475	433
Loss on impairment of property and equipment		11		—		—	—
Provision for accrued severance benefits		885		436		234	213
Stock compensation expense		121		148		—	—
Equity loss on investments, net		5,119		1,424		345	314
Gain on disposition of available-for-sale investments		—		—		(335)	(305)
Loss on foreign currency transactions		108		59		400	365
Loss on disposition of property and equipment		84		3		108	98
Others		55		(36)		110	101
Changes in operating assets and liabilities:
Accounts receivable		(1,393)		265		1,213	1,106
Other assets		(57)		971		(170)	(154)
Accounts payable		(2,035)		(602)		(437)	(398)
Accrued expenses		178		(165)		(814)	(742)
Deferred revenue		(849)		1,440		(498)	(454)
Income tax payable		310		(503)		368	336
Deferred income taxes		(714)		86		(263)	(240)
Payment of severance benefits		(616)		(832)		(91)	(82)
Other liabilities		(59)		80		(101)	(93)

Net cash provided by operating activities	~~W~~	6,952	~~W~~	15,861	~~W~~	8,388	$7,646

Cash flows from investing activities
Decrease (increase) in short-term financial instruments	~~W~~	1,585	~~W~~	(8,743)	~~W~~	3,500	$3,190
Purchase of available-for-sale investments		—		(5,000)		(5,000)	(4,557)
Proceeds from disposal of available-for-sale investments		—		—		5,308	4,837
Increase in short-term loans receivable		—		—		(1,249)	(1,138)
Purchase of equity method investments		(6,054)		(229)		(495)	(451)
Purchase of property and equipment		(2,217)		(627)		(1,449)	(1,321)
Proceeds from disposal of property and equipment		390		11		45	41
Purchase of intangible assets		(3,645)		(2,746)		(5,092)	(4,640)
Cash paid for acquisition, net of cash acquired		—		—		(11,277)	(10,278)
Payment of leasehold deposits		(614)		(21)		(74)	(68)
Proceeds from leasehold deposits		1,769		4		31	28
Others, net		(242)		(199)		(121)	(110)

Net cash used in investing activities		(9,028)		(17,550)		(15,873)	(14,467)

Cash flows from financing activities
Proceeds from borrowings		212		140		418	381
Repayment of borrowings		(294)		(195)		(143)	(131)

Net cash provided by (used in) financing activities		(82)		(55)		275	250

Effect of exchange rate changes on cash and cash equivalents		1,738		(91)		(1)	(1)

Net decrease in cash and cash equivalents		(420)		(1,835)		(7,211)	(6,572)

Cash and cash equivalents
Beginning of the year		53,588		53,168		51,333	46,783

End of the year	~~W~~	53,168	~~W~~	51,333	~~W~~	44,122	$40,211

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business

Gravity Co., Ltd. (“Gravity”) was incorporated on April 4, 2000 to engage in developing and distributing online games and other related businesses principally in the Republic of Korea and other countries in Asia, North and South America and Europe. Gravity’s principal product, Ragnarok Online, a multi-player online role playing game was commercially launched in August 2002.

Gravity has eight subsidiaries. NeoCyon, Inc. and Barunson Interactive Corp. operate in the Republic of Korea, while the others, including Gravity Interactive, Inc., operate in other countries.

On April 1, 2008, GungHo Online Entertainment, Inc. became a majority shareholder by acquiring 52.39% of the voting shares from Heartis, Inc., the former majority shareholder, and acquired additional 6.92% voting shares on June 23 and June 24, 2008. As of December 31, 2010, GungHo Online Entertainment, Inc. has majority ownership and voting rights over the Company.

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

		Year of
	Year of	Obtaining	Percentage
Subsidiary	Establishment	Control	Ownership (%)

Gravity Interactive, Inc.(*1)	2003	2003	100.00
Gravity Entertainment Corp.	2003	2004	100.00
NeoCyon, Inc.	2000	2005	96.11
Gravity CIS Co., Ltd.(*2)	2005	2005	100.00
Gravity EU SASU	2006	2006	100.00
Gravity RUS Co., Ltd.(*2)	2007	2007	99.99
Gravity Middle East & Africa FZ-LLC(*3)	2007	2007	100.00
Barunson Interactive Corp.(*4)	2003	2010	50.83

(*1)	In October 2007, Gravity Interactive, Inc. founded L5 Games Inc., as a wholly owned US-based subsidiary. L5 Games Inc. was liquidated in May 2010.

(*2)	In October 2007, the Company founded Gravity RUS Co., Ltd., a Russia-based subsidiary, and acquired 99.99% of the voting shares, and then transferred 100% of the voting shares of Gravity CIS Co., Ltd. to Gravity RUS Co., Ltd. in December 2007.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(*3)	In May 2007, the Company founded Gravity Middle East & Africa FZ-LLC, a wholly owned United Arab Emirates-based subsidiary. Gravity Middle East & Africa FZ-LLC is in the process of liquidation as of December 31, 2010.

(*4)	In October 2010, the Company acquired 50.83% ownership of Barunson Interactive Corp. Based on the shareholders’ meeting held on March 28, 2011, Barunson Interactive Corp. changed its name to Gravity Games Corp.

Investments in entities where the Company holds more than 20% but less than 50% ownership or over which the Company has significant management influence are accounted for using the equity method of accounting and the Company’s share of the investee’s operations is included in Equity method investments. The Company follows the equity method of accounting for investment in its joint venture Animation Production Committee and INGAMBA, LLC. (Note 8).

Investments in limited partnerships are accounted for using the equity method in accordance with Accounting Standard Codification (“ASC”) 323, Investment — Equity Method and Joint Ventures, which requires the use of the equity method unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” The Company follows the equity method of accounting for investment in Online Game Revolution Fund No. 1.

The Company recorded its initial investments at cost and records its pro rata share of the earnings or losses in the results of operations of the equity method investees.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include useful lives, salvage values and recovery of property, plant and equipment; recoverability of goodwill and intangible assets; valuation allowances for receivables, inventories and realization of deferred income tax assets, and fair values of derivatives. Actual results could differ materially from the estimates and assumptions used.

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

During the years ended December 31, 2008, 2009 and 2010, the Company generated 87%, 84% and 85% of its revenues from countries in Asia, respectively.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2008, 2009, and 2010, GungHo Online Entertainment, Inc. is the only licensee whose related accounts receivable and total revenue exceeds 10% of the Company’s total accounts receivable and total revenue, and the shares are as follows (Note 20):

		2008		2009		2010
		Accounts		Accounts		Accounts
Country	Licensee	Receivable	Revenues	Receivable	Revenues	Receivable	Revenues

Japan	GungHo Online Entertainment, Inc.	50%	50%	40%	56%	35%	56%

Concentrations of credit risk

Cash and cash equivalents and short-term financial instruments are potentially subject to concentration of credit risk. Cash and cash equivalents and short-term financial instruments are placed with several financial institutions, of which approximately 30% of such amounts are held at one financial institution.

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or the service has been delivered or rendered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured.

The Company derives most of its revenues from online game subscription fees mainly from Ragnarok Online paid by users in Korea, the United States and Canada, France and Belgium, and royalties and license fees paid by our licensees in our overseas markets.

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

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Short-term financial instruments

Short-term financial instruments primarily include time deposits placed with financial institutions which have an original maturity greater than three months but less than one year.

Short-term and long-term available-for-sale investments

On January 1, 2009, the Company adopted ASC 825, Financial Instruments. The Company has elected the fair value option for two of its investments in short-term available-for-sale securities that were acquired during the year ended December 31, 2009. Under the fair value option, unrealized gains and losses related to this investment are reflected in the consolidated statements of operations for the years ended December 31, 2009 and 2010. The adoption of ASC 825 did not impact retained earnings as of January 1, 2009.

The Company’s remaining investments in long-term available-for-sale securities are accounted for as available-for-sale securities pursuant to ASC 320, Investments — Debt and Equity Securities. The long-term available-for-sale securities are reported on the consolidated balance sheets within other non-current assets at their estimated fair market values with any changes in the estimated fair market values being recorded as a component of accumulated other comprehensive income, net of tax.

Equity securities in non-public companies

Equity securities in non-public companies are carried at cost as fair value is not readily determinable. If the fair value of a non-public equity investment is estimated to have declined and such decline is judged to be other than temporary, the Company recognizes the impairment of the investment and the carrying value is reduced to its fair value.

Determination of impairment is based on the consideration of such factors as operating results, business plans and estimated future cash flows. Net realizable value is determined through the use of such methodologies as discounted cash flows, valuation of recent financings and comparable valuations of similar companies. As of December 31, 2010, the Company has no equity securities in non public companies.

Allowance for doubtful accounts

The Company maintains allowances for doubtful accounts receivable based upon the following information: an aging analysis of its accounts receivable balances, historical bad debt rates, repayment patterns and creditworthiness of its customers, and industry trend analysis.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The payment processing service providers are responsible for remitting to the Company the full subscription revenues generated in Korea after deducting their fixed service fees and charges, which range from approximately 1.8% to 15% and risk of loss or delinquencies are borne by such payment processing service providers.

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

Accounting for the impairment of long-lived assets

Definite-lived tangible and intangible assets are amortized over their estimated useful life according to the nature and characteristics of each asset. The Company continually evaluates the reasonableness of the useful lives of these assets.

The Company reviews property, plant and equipment and other long-lived assets for impairment whenever events or changes in circumstances indicate that carrying value may not be recoverable in accordance with ASC 360, Property, Plant, and Equipment. When the aggregate of future cash flows (undiscounted and without interest charges) is less than the carrying value of the asset, an impairment loss is recognized based on the fair value of the asset.

Capitalized software development costs

The Company capitalizes certain software development costs relating to online games that will be distributed through subscriptions or licenses. The Company accounts for software development costs in accordance with ASC 985, Costs of Software to be Sold, Leased, or Marketed). Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in research and development expense. Once a software product has reached technological feasibility, then all subsequent software development costs for that product are capitalized until the product is commercially launched. Technological feasibility is evaluated on a product-by-product basis, but typically occurs when the online game has a proven ability to operate in a massively multi-player format. Technological feasibility of a product encompasses both technical design documentation and game design documentation.

The Company amortizes capitalized software development costs and records as a component of cost of revenues the greater of the amount computed using the ratio of current gross revenues for an online game to the total of current and anticipated future gross revenues for that game or the straight-line method amount over the remaining estimated economic life of the game. Amortization starts when an online game is available for general release to public users. The Company continually evaluates the reasonableness of the economic life of the capitalized software development costs based on the average life cycle of the games whenever each new game is commercially launched or acquired.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Capitalized software development costs net of accumulated amortization at December 31, 2009 and 2010 were ~~W~~11,006 million and ~~W~~13,700 million, respectively. Amortization expense for the years ended December 31, 2008, 2009 and 2010 was ~~W~~2,595 million, ~~W~~2,595 million and ~~W~~1,549 million, respectively.

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

For the year ended December 31, 2009, the Company recognized an impairment loss of ~~W~~39 million. No impairment losses were recognized in the years ended December 31, 2008 and 2010.

Research and development costs

Research and development costs consist primarily of payroll, depreciation expense and other overhead expenses which are all expensed as incurred until technological feasibility is reached.

Goodwill

Goodwill is accounted for under ASC 350, Intangibles — Goodwill and Other, which requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead be tested at least annually for impairment, and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying amount. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by the Company’s management. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized immediately in an amount equal to that excess. The goodwill impairment test is carried out at the reporting unit, which is either an operating division or a subdivision, for which stand-alone financial information is available to the management personnel of such division or subdivision for evaluating operating results.

Acquired in-process research and development technology

Acquired IPR&D assets are considered indefinite-lived intangible assets and are not subject to amortization. An IPR&D asset must be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the IPR&D asset with its carrying amount. If the carrying amount of the IPR&D asset exceeds its fair value, an impairment loss must be recognized in an amount equal to that excess. After an impairment loss is recognized, the

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

adjusted carrying amount of the IPR&D asset will be its new accounting basis. Subsequent reversal of a previously recognized impairment loss is prohibited. The initial determination and subsequent evaluation for impairment of the IPR&D asset requires management to make significant judgments and estimates. Once an IPR&D project has been completed, the useful life of the IPR&D asset is determined and amortized accordingly. If an IPR&D project has been abandoned, it is immediately expensed.

Advertising

The Company expenses advertising costs as incurred.  Advertising expense was approximately ~~W~~1,483 million, ~~W~~1,137 million and ~~W~~1,853 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Accrued severance benefits and pension plan

Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on the length of service and rate of pay at the time of termination. Accrued severance benefits are estimated assuming all eligible employees were to terminate their employment at the balance sheet date in compliance with relevant laws in Korea. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of ASC 715, Compensation-Retirement Benefits.

The Company introduced a defined contribution pension plan in 2005 and provides an individual account for each participant. A plan’s defined contributions to an individual’s account are to be made for periods in which that individual renders services, the net pension cost for a period shall be the contribution called for in that period.

Foreign currency translation

The Korean parent company and its subsidiaries use their local currencies as their functional currencies. The financial statements of the subsidiaries in functional currencies other than the Korean Won are translated into the Korean Won in accordance with ASC 830, Foreign Currency Matters. All assets and liabilities of the foreign subsidiaries are translated into the Korean Won at the exchange rate in effect at the end of the period, and capital accounts are determined to be of a permanent nature and are therefore translated using historical exchange rates. Revenues and expenses are translated at average exchange rates during the period. The effects of foreign currency translation adjustments are reflected in the cumulative translation adjustment account, reported as a separate component of comprehensive income in shareholders’ equity.

Foreign currency transactions

Net gains and losses resulting from foreign exchange transactions are included in foreign currency income (losses) in the consolidated statements of operations.

Income taxes

The Company accounts for income taxes under the provisions of ASC 740, Income Taxes. Under ASC 740, income taxes are accounted for under the asset and liability method. Deferred income taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse.

A valuation allowance is provided on deferred income tax assets to the extent that it is more likely than not that such deferred income tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities.

The Company follows ASC 740, Income Taxes, which prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This standard also provides guidance on

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this standard is a two-step process. In the first step, recognition, the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that has a likelihood of greater than 50 percent of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in (a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, (b) a reduction in a deferred income tax asset or an increase in a deferred income tax liability or (c) both (a) and (b).

Fair value of financial instruments

The Company’s carrying amounts of cash and cash equivalents, short-term financial instruments, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments.

The Company adopted ASC 820, Fair Value Measurements and Disclosures, in two steps; effective January 1, 2008, the Company adopted it for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis and effective January 1, 2009, for all non-financial instruments accounted for at fair value on a non-recurring basis. This guidance establishes a new framework for measuring fair value and expands related disclosures (Note 9).

Accounting for stock-based compensation

The Company accounts for stock-based compensation under ASC 718.

The Company uses a Black-Scholes model to determine the fair value of equity-based awards at the date of grant. Compensation cost for stock option grants are measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period. As stock-based compensation expense recognized in the consolidated statements of operations for each period is based on awards ultimately expected to vest, it is reduced for estimated forfeitures. The Company estimates forfeitures at the time of grant and revises, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

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

Recent accounting pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The amendments of this update will replace the term “fair value” in the revenue allocation guidance with “selling price” to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. The amendments of this update will eliminate the residual method of allocation and require that

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The amendments in this update will require that a vendor determine its best estimated selling price in a manner consistent with that used to determine the price to sell the deliverable on a standalone basis. This standard is effective for the Company’s revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company will evaluate the impact of this standard on the Company’s financial statements when reviewing its new or materially modified revenue arrangements with multiple deliverables when it becomes applicable.

In January 2010, the FASB issued ASU 2010-06, which amends the disclosure requirements of ASC 820, Fair Value Measurements and Disclosures, as of January 1, 2010. ASU 2010-06 requires new disclosures for any transfers of fair value into and out of Level 1 and 2 fair value measurements and separate presentation of purchases, sales, issuances and settlements within the reconciliation of Level 3 unobservable inputs. The Company previously adopted ASC 820 on January 1, 2009 for financial and nonfinancial assets and liabilities. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the Level 3 reconciliation which is effective for annual and interim periods beginning after December 15, 2010. The adoption of ASU 2010-06 as of January 1, 2010 did not have a material effect on the Company’s financial condition or results of operations. The Company does not expect the adoption of ASU 2010-06 in relation to the Level 3 reconciliation to have any impact on the Company’s financial condition, results of operations or cash flows, as its requirements only pertain to financial statement footnote disclosure.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855) — Amendments to Certain Recognition and Disclosure Requirements, which amends ASC 855, Subsequent Events, so that SEC filers, as defined in the ASU, no longer are required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. The Company adopted the amendments effective immediately, and the adoption did not impact the Company’s financial condition and results of operations.

In March 2010, the FASB issued ASU 2010-11, Derivatives and Hedging (Topic 815) — Scope Exception Related to Embedded Credit Derivatives, to clarify how embedded credit-derivative features should be analyzed to determine whether those features should be accounted for separately. The FASB intended that an embedded credit-derivative feature related to subordination would always meet the embedded credit-derivative scope exception, excluding circumstances where a holder of an interest in a tranche of a securitized financial instrument may be required to make additional payments to the issuing entity. The amendments in this ASU are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. The Company adopted the amendments effective immediately, and the adoption did not impact the Company’s financial condition and results of operations.

In December 2010, the FASB issued ASU 2010-28, when to perform step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts (a consensus of the FASB Emerging Issues Task Force). The ASU modifies step 1 of the goodwill impairment test under ASC 350, Intangibles — Goodwill and Other, for reporting units with zero or negative carrying amounts to require an entity to perform step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists and whether an interim goodwill impairment test between annual test dates is necessary, an entity should consider whether there are adverse qualitative factors, including the examples provided in ASC paragraph 350-20-35-30, in determining whether an interim goodwill impairment test between annual test dates is necessary. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010, for a public entity. The Company is currently assessing the potential impact of the guidance.

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. This ASU specifies that if a public company presents comparative financial statements, the entity should only disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The Company early adopted this amendments as of January 1, 2010, however, the adoption of ASU 2010-29 did not impact our financial position, results of operations, or cash flows, as its requirements only pertain to financial statement footnote disclosure.

3.	Convenience Translation into United States Dollar Amounts

The Company reports its consolidated financial statements in the Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,097.25 Korean Won to one US dollar, which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on March 31, 2011. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, US dollars at that or any other rate. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles generally accepted either in the Republic of Korea or the United States of America.

4.	Restricted Assets

As of December 31, 2010, one of the Company’s subsidiaries, Gravity Interactive, Inc. has issued an irrevocable letter of credit in the amount of $500,000 to its landlord in relation to an office lease agreement with no amounts drawn on this letter of credit as of December 31, 2010. Additionally a bank deposit amounting to $500,000 was provided to a bank as collateral for this letter of credit. The Company records this restricted investment as other non-current assets.

5.	Allowance for Accounts Receivable

Changes in the allowance for accounts receivable for the years ended December 31, 2008, 2009 and 2010 are as follows:

	2008		2009		2010
	(In millions of Korean Won)

Balance at beginning of year	~~W~~	139	~~W~~	67	~~W~~	2
Provision for allowances		47		—		5
Reversal of previous provision		—		(65)		—
Write-offs		(119)		—		(2)

Balance at end of year	~~W~~	67	~~W~~	2	~~W~~	5

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Available-for-sale Investments

The cost, gross unrealized gains and fair value of available-for-sale securities as of December 31, 2009 and 2010 are as follows:

			Gross
	Cost or		Unrealized
	Carrying Value		Losses		Fair Value
	(In millions of Korean Won)

As of December 31, 2009
Current portion of available-for-sale:
ELS fund (accounted for at fair value under ASC 825)	~~W~~	4,973	~~W~~	—	~~W~~	4,973
Non-current portion of available-for-sale:
Public bond		21		1		20

	~~W~~	4,994	~~W~~	1	~~W~~	4,993

As of December 31, 2010
Current portion of available-for-sale:
ELS fund (accounted for at fair value under ASC 825)	~~W~~	5,000	~~W~~	—	~~W~~	5,000
Non-current portion of available-for-sale:
Public bond		21		1		20

	~~W~~	5,021	~~W~~	1	~~W~~	5,020

From 2009 to 2010, the Company invested ~~W~~5,000 million each year in the Equity-Linked Securities fund (“ELS fund”), which is comprised of bonds, marketable equity securities and trust funds as of December 31, 2009 and 2010. These investments are classified as short-term available for sale investments on the balance sheet. The fair value of bonds is derived based on quoted prices in active markets, the fair value of marketable securities is derived based on quoted prices in active exchange markets, and the fair value of the trust funds is derived based on quoted prices in markets that are not active or other inputs that are observable. The trust fund portion of these investments contains an embedded derivative. The Company has determined it is not practical to bifurcate the embedded derivative and account for separately. In accordance with ASC 825 the Company has elected the fair value option to account for these investments and has assessed the fair value of the instruments as a whole. During 2010, the Company sold ELS fund that were invested in 2009 and the difference of ~~W~~335 million between the proceeds and carrying amount was recognized as other income.

In January 2006, the Company invested ~~W~~21 million in public bond and classified this as long-term available-for-sale investments within other long-term assets on the balance sheet in the amount of ~~W~~20 million based on its estimated fair value. Changes in the estimated fair market value has been recorded as a component of accumulated other comprehensive income, net of tax. There has been no change in the fair value from 2007 through 2010.

7.	Acquisitions of the investment in Barunson Interactive Corp.

In October 2010, the Company acquired an aggregate of 50.83% of the voting common shares of Barunson Interactive Corp. (the “Barunson”) for a purchase price of ~~W~~11,688 million in cash. Barunson is a developer of Dragonica, a multi-player online role playing game in Korea.

The acquisition was accounted for as a purchase. The purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. Barunson’s results of operations are included in the Company’s consolidated financial statements from the date of acquisition. The excess amount of the purchase price

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

over the fair market value of the net assets acquired is accounted for as goodwill. The Company believes the resulting amount of goodwill reflects its expectations of the synergistic benefits of being able to leverage Barunson’s multi-player online role playing game service with the Company’s own services to provide a wide variety game titles to the Company’s global network user base. The goodwill is not deductible for income tax purposes.

Acquisition-related costs of ~~W~~25 million have been recognized and included with as selling, general and administrative expenses.

The estimated fair value of assets acquired and liabilities assumed on the acquisition date were:

	2010
	(In millions of Korean Won)

Consideration cash	~~W~~	11,688

Current assets	~~W~~	2,150
Non-current assets
Property and equipment		357
Game product technology		11,856
In-process research and development technology		8,503
Other non-current assets		106
Current liabilities		(460)
Non-current liabilities		(4,064)
Deferred income tax liabilities		(2,739)

Total identified net assets		15,709

Non-controlling interest		(10,802)
Goodwill		6,781

	~~W~~	11,688

The fair value of current assets acquired includes accounts receivable from its customers and loan receivable with a fair value of ~~W~~1,094 million. The gross amount due under the contract is ~~W~~1,182 million, of which ~~W~~88 million is expected to be uncollectible.

Acquired in-process research and development (“IPR&D”) technology relates to the “East Road” project and has not been completed at the acquisition date. IPR&D assets are initially recognized at fair value and have indefinite useful lives until the successful completion or abandonment of the associated research and development efforts. Accordingly, during the development period, these assets will not be amortized into the results of operations. Instead, these assets will be subject to periodic impairment testing. Upon successful completion of the development process for the IPR&D project, the determination of the useful life of the asset will be made. At that point in time, the asset would then be considered as having a finite-life and the Company would begin to amortize the asset into earnings.

The excess earnings method was applied as a valuation method that establishes the estimated fair value of the intangible assets based on a stream of future economic benefits, such as net cash flows, discounted to their present value. This calculation is highly sensitive to both the estimated future cash flows from the game product technology and IPR&D project and the discount rate assumed in these calculations. These components are discussed below:

•	Estimated future cash flows

The key variables that the Company must estimate to determine future cash flows include assumptions for future revenue and costs, and other economic or market-related factors. Significant management judgment

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is involved in estimating these variables, and they include inherent uncertainties since they are forecasting future events.

•	Discount rate

The Company employs a Weighted Average Cost of Capital (“WACC”) approach to determine the Company’s discount rate for the valuation on the intangible assets. The Company’s WACC calculation includes factors such as the risk free rate of return, cost of debt and expected equity premiums. The factors in this calculation are largely external to the Company, and therefore are beyond the Company’s control.

The Company recorded amortization expense of ~~W~~395 million for the game product technology asset, using straight-line method and useful life of five years, in cost of revenue.

The Company measured the fair value of the non-controlling interest based on the fair value of the enterprise on a per-share basis (49.2%). There was no quoted market price available since the acquired company was a non-public company. Therefore, an income approach (discounted cash flow model) was primarily used to estimate the enterprise value and public company market multiple were also considered.

The following unaudited pro forma information presents the revenue and net income of the combined entity for the years ended December 31, 2009 and 2010 as if the acquisition of Barunson had been completed on January 1, 2009 with adjustments to give effect to pro forma events that are directly attributable to the acquisition. The unaudited pro forma results do not reflect any operating efficiencies or potential cost savings which may result from acquisitions of the investment in Barunson. Accordingly, these unaudited pro forma results are presented for illustrative purposes and are not intended to represent or be indicative of the actual results of operations of the combined company that would have been achieved had the acquisition occurred at the beginning of the comparable prior annual reporting period presented, nor are they intended to represent or be indicative of future results of operations.

The unaudited pro forma revenue and net income are as follows:

	2009		2010
	(In millions of Korean Won except per share data)

Revenue	~~W~~	60,689	~~W~~	57,930
Net Income		5,093		3,446

Basic earnings per share		733		496

Diluted earnings per share		733		496

The amounts of revenue and net loss of Barunson included in the Company’s consolidated statements of operations from the acquisition date to December 31, 2010 are ~~W~~748 million and ~~W~~211 million, respectively.

8.	Equity Method Investment

The Company’s equity method investment balance is comprised of the following at December 31 :

	2009		2010
	(In millions of Korean Won)

Animation Production Committee	~~W~~	—	~~W~~	—
Online Game Revolution Fund No. 1		1,100		838
Ingamba, LLC		—		498

Total equity method investments	~~W~~	1,100	~~W~~	1,336

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s equity income (loss) on investments is comprised of the following for the years ended December 31 :

	2008		2009		2010
	(In millions of Korean Won)

Animation Production Committee	~~W~~	—	~~W~~	—	~~W~~	—
Online Game Revolution Fund No. 1		(5,119)		(1,424)		(358)
Ingamba, LLC		—		—		13

Total equity loss on investments	~~W~~	(5,119)	~~W~~	(1,424)	~~W~~	(345)

Animation Production Committee

In April 2004, the Company’s subsidiary, Gravity Entertainment Corp., invested ¥123 million (~~W~~1,358 million) for a 30% interest in “Animation Production Committee,” a joint venture, which was incorporated in Japan to produce an animation of Ragnarok. The investment was accounted for under the equity method of accounting. In 2006, the Company discontinued applying equity method as the investment was reduced to zero. The Company does not have contractual obligation to fund the further losses of joint venture.

Online Game Revolution Fund No. 1

In 2005, the Company entered into a limited liability partnership agreement to invest the committed amount of ¥1,000 million (~~W~~8,713 million) in Online Game Revolution Fund No. 1, a limited liability partnership (the “Partnership”). In 2005, 2006, 2008 and 2009, the Company invested ¥100 million (~~W~~869 million), ¥150 million (~~W~~1,245 million), ¥642 million (~~W~~6,054 million) and ¥18 million (~~W~~229 million), respectively. As of December 31, 2010, the Company has 16.39% interest in the Partnership as a limited partner, and cannot significantly influence over the Partnership’s operation and financial policies per the limited liability partnership agreement. However, the Company accounts for the investment under equity method of accounting in accordance with ASC 323, Investment- Equity Method and Joint Ventures, which requires the use of the equity method unless the investors’ interest is so minor that the limited partner may have virtually no influence over the Partnership’s operating and financial policies. The Company recorded as equity loss of the Partnership amounting to ~~W~~5,119 million, ~~W~~1,424 million and ~~W~~358 million in 2008, 2009 and 2010, respectively.

Summarized financial information of the Partnership at December 31, 2009 and 2010 is as follows:

Balance Sheets

	2009		2010
	(In millions of Korean Won)

Current assets	~~W~~	3,423	~~W~~	4,296
Noncurrent assets		9,491		1,863

Total Assets		12,914		6,159

Current liabilities		32		28
Noncurrent liabilities		6,172		1,018
Shareholders’ equity		6,710		5,113
Percentage of ownership in equity investees		16.39%		16.39%

Investment in equity investees at cost plus equity undistributed earnings since acquisition	~~W~~	1,100	~~W~~	838

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Statements of operations

	2008		2009		2010
	(In millions of Korean Won)

Revenues	~~W~~	40	~~W~~	1,795	~~W~~	2,180

Cost and expense		33,420		10,483		9,856
Operating loss		33,380		8,688		7,676
Other income, net		—		—		5,492

Loss before income taxes		33,380		8,688		2,184
Income tax expense		—		—		—

Net Loss		33,380		8,688		2,184
Percentage of ownership in equity investees		16.39%		16.39%		16.39%

Equity in net loss of equity method investees	~~W~~	5,119	~~W~~	1,424	~~W~~	358

This Partnership is operated in Japan and the objective of the Partnership is to invest in business relating to online games for the benefit of all the partners. During 2008, the Partnership purchased an online game under development of which technological feasibility had not been established, therefore, the Partnership charged the purchase price of the game to expense, which contributed to the loss in 2008. The Partnership did not have any debt outstanding at December 31, 2008, 2009 and 2010. The Partnership is under liquidation during 2011. The Company has estimated that the Company’s share of such liquidation proceeds will be at least equal to the Company’s carrying value of its investment in the Partnership at December 31, 2010 (See Note 20).

INGAMBA, LLC.

In June 2010, the Company invested RUB 13 million, which represents 25% of INGAMBA, LLC.’s total capital, in order to distribute the Company’s games in Russia. The investment in INGAMBA, LLC. was accounted for as an equity method investment.

9.	Fair value of financial instruments

The Company adopted ASC 820, Fair Value Measurements and Disclosures effective January 1, 2009, for all financial assets and liabilities as required. This statement defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Company considers the principal or most advantageous market in which the Company would transact, and the Company considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

The Company’s financial instruments are measured and recorded at fair value, except for cost method investments. The Company’s non-financial assets, such as goodwill, intangible assets, and property, plant and equipment, are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment charge is recognized

As discussed in Note 2, the Company adopted ASC 825, which permits entities to choose to measure financial instruments and certain other items at fair value and consequently report unrealized gains and losses on these items in earnings. ASC 825 was effective for the Company’s fiscal year beginning January 1, 2009. The Company has elected the fair value option to measure its short-term available-for-sale investments.

The estimated fair value of financial assets is determined by the Company, using available market information and valuation methodologies considered to be appropriate. However, considerable judgment is required in interpreting market data to develop the estimates of fair value.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

(ii)	Short-term available-for-sale investments with an embedded derivatives features

The Company’s short-term available for sale securities are the investment in Equity-Linked Securities fund (“ELS fund”) which represents equity interests in a fund that is comprised of bonds and trust funds as of December 31, 2010. The fair value of bonds is derived based on quoted prices in active markets, and the fair value of trust funds is derived based on quoted prices in markets that are not active or other inputs that are observable. The trust fund portion of this investment contains an embedded derivative. The Company has determined that it is not practical to bifurcate the embedded derivative and account for separately as the host contract and embedded derivative are closely related. Pursuant to ASC 825, the Company has elected the fair value option to account for this investment. Accordingly, the entire change in estimated fair value in the beneficiary certificates is included in the consolidated statements of operations.

(iii)	Long-term available-for-sale investments

The fair value of market traded investments such as listed company’s stocks, public bonds and other marketable securities are based on quoted market prices for those investments.

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

Additionally, the Company considers both counterparty credit risk and its creditworthiness in determining fair value. The Company attempts to mitigate credit risk to third parties by actively monitoring the creditworthiness of counterparties and its exposure to credit risk by selecting major financial institutions with healthy financial position as counterparties

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the Company’s financial assets measured at fair value on a recurring basis in accordance with ASC 820 and ASC 825 at December 31, 2009 and 2010:

	Quoted		Significant
	Market Price		Other		Significant
	in Active		Observable		Unobservable
	Market		Inputs		Inputs
December 31, 2010	(Level 1)		( Level 2)		( Level 3)		Total
	(In millions of Korean Won)

Short term available for sale investments	~~W~~	—	~~W~~	5,000	~~W~~	—	~~W~~	5,000
Long term available for sale investments (other non-current assets)		20		—		—		20

Total available for sale investments	~~W~~	20	~~W~~	5,000	~~W~~	—	~~W~~	5,020

	Quoted		Significant
	Market Price		Other		Significant
	in Active		Observable		Unobservable
	Market		Inputs		Inputs
December 31, 2009	(Level 1)		( Level 2)		( Level 3)		Total
	(In millions of Korean Won)

Short term available for sale investments	~~W~~	—	~~W~~	4,973	~~W~~	—	~~W~~	4,973
Long term available for sale investments (other non-current assets)		20		—		—		20

Total available for sale investments	~~W~~	20	~~W~~	4,973	~~W~~	—	~~W~~	4,993

In 2010 and 2009, there were no transfers of financial instruments between different categories of fair value.

10.	Change of subsidiaries

Liquidation of L5 Games Inc.

L5 Games Inc., which is a Gravity Interactive, Inc.’s affiliate in the United States, was liquidated in 2010. As a result, L5 Games Inc. was excluded from the consolidation.

Acquisition of Barunson Interactive Corp.

In October 2010, the Company acquired an aggregate of 50.83% of the voting common share of Barunson Interactive Corp., which resulted in the Company’s ownership more than 50%, and as a result Barunson was included in the Company’s consolidation under US GAAP (See Note 7).

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Property and Equipment, Net

Property and equipment as of December 31, 2009 and 2010 consist of the following:

	2009		2010
	(In millions of Korean Won)

Computer and equipment	~~W~~	12,236	~~W~~	11,608
Furniture and fixtures		1,468		1,717
Vehicles		83		92
Capital lease assets		436		837
Leasehold improvements		765		763
Software externally-purchased		8,899		9,534

		23,887		24,551
Less: accumulated depreciation		(21,050)		(21,879)

	~~W~~	2,837	~~W~~	2,672

Depreciation expenses for the years ended December 31, 2008, 2009 and 2010 were ~~W~~3,880 million, ~~W~~2,924 million and ~~W~~1,856 million, respectively.

The Company recognized an impairment loss of ~~W~~11 million for property and equipment in 2008 and no impairment loss was recorded for the years ended December 31, 2009 and 2010.

12.	Goodwill and other intangible asset

Goodwill and other intangible assets as of December 31, 2009 and 2010 consist of the following:

	At December 31, 2009						At December 31, 2010
	Gross				Net		Gross				Net
	Carrying		Accumulated		Carrying		Carrying		Accumulated		Carrying
	Amount		Amortization		Amount		Amount		Amortization		Amount
	(In millions of Korean Won)

Capitalized software development cost	~~W~~	17,203	~~W~~	(6,197)	~~W~~	11,006	~~W~~	21,446	~~W~~	(7,746)	~~W~~	13,700
Acquired intangible assets
Product technology		6,526		(6,526)		—		18,382		(6,921)		11,461
IPR&D technology		—		—		—		8,503		—		8,503
Goodwill		1,210		—		1,210		7,991		—		7,991
Trademarks		418		(231)		187		450		(281)		169
Others		133		(81)		52		176		(169)		7

Total	~~W~~	25,490	~~W~~	(13,035)	~~W~~	12,455	~~W~~	56,948	~~W~~	(15,117)	~~W~~	41,831

The company capitalized ~~W~~2,746 million and ~~W~~4,243 amount of R&D costs in accordance with ASC 985, Costs of Software to be Sold, Leased, or Marketed in 2009 and 2010.

All of the Company’s intangible assets other than goodwill and IPR&D are subject to amortization. No significant residual value is estimated for the intangible assets. Aggregate amortization expense for intangible assets for the years ended December 31, 2008, 2009 and 2010 was ~~W~~4,621 million, ~~W~~2,703 million and ~~W~~2,099 million, respectively.

The Company recognized an impairment loss of ~~W~~475 million for other intangible asset in 2010 and the gross carrying amount of impaired asset was ~~W~~519 million.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in goodwill balances for the years ended December 31, 2009 and 2010 are as follows:

	2009		2010
	(In millions of Korean Won)

Balance at beginning of the year
Goodwill	~~W~~	1,451	~~W~~	1,451
Accumulated impairment losses		—		(241)

		1,451		1,210

Impairment losses		(241)		—
Acquisition in the business combination		—		6,781
Balance at end of the year
Goodwill		1,451		8,232
Accumulated impairment losses		(241)		(241)

	~~W~~	1,210	~~W~~	7,991

As described in Note 2, the Company performed annual impairment test for goodwill at each reporting unit, NeoCyon, Inc. and Barunson Interactive Corp., using data as of December 31, 2010. In performing the valuations, the Company used cash flows that reflected management’s forecasts and discount rates that reflect the risks associated with the current market. Based on the results of our testing, the fair values of the business reporting unit for NeoCyon, Inc. and Barunson Interactive Corp. exceeded their book values, and therefore, the second step of the impairment test (in which fair value of the reporting unit’s assets and liabilities are measured) was not required to be performed.

The fair values of the reporting units were estimated principally using the expected present value of future cash flows. In performing the impairment analysis for goodwill and IPR&D, which have indefinite useful lives, the Company used income approach to determine the fair value of the reporting unit. The fair value was determined based on the present value of estimated future cash flows, discounted at a risk-adjusted rate. The Company used internal forecasts to estimate future cash flows and included an estimate of long-term future growth rates based on most recent views of the long-term outlook for each business. The Company derived the discount rates by applying the capital asset pricing model.

During the fiscal year ended December 31, 2009, the Company recorded impairment losses of ~~W~~241 million in reporting units in the Russian business due to the overall decline in the fair value of the reporting units and uncertainty in the future. The impairment losses of ~~W~~241 million represented the entire outstanding balance of goodwill in the reporting unit before the impairment losses.

Expected amortization expense related to current net carrying amount of intangible assets is as follows:

	(In millions of Korean Won)

2011	~~W~~	3,557
2012		8,375
2013		8,374
2014		7,232
2015		3,411

	~~W~~	30,949

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2008, 2009 and 2010 are as follows:

	2008		2009		2010
	(In millions of Korean Won)

Balance at beginning of year	~~W~~	715	~~W~~	926	~~W~~	478
Acquisition of Barunson Interactive Corp.		—		—		427
Provisions for severance benefits		885		436		234
Severance payments		(616)		(832)		(91)
Terminated but not paid		(58)		(52)		(17)

Balance at end of year	~~W~~	926	~~W~~	478	~~W~~	1,031

In 2005, Gravity introduced a defined contribution pension plan (“Pension Plan”) in accordance with the Employee Benefit Security Act of Korea and entered into a nonparticipating defined contribution insurance contract with a life insurance company. The Company’s contribution to the Pension Plan was ~~W~~1,221 million, ~~W~~1,027 million and ~~W~~1,075 million in 2008, 2009 and 2010, respectively. As of December 31, 2010, Gravity’s subsidiaries had not introduced this Pension Plan.

14.	Commitments and Contingencies

Commitments

The Company has contracts for the exclusive right of Ragnarok Online II game distribution and sales with GungHo Online Entertainment, Inc. (“GungHo”) in Japan, AsiaSoft Corporation Co., Ltd. in Thailand, Shanghai The 9 Information Technology Ltd., in China, Level up! Inc. in Philippines, AsiaSoft Corporation Public Co., Ltd., in Malaysia, AsiaSoft Corporation Public Co., Ltd. in Vietnam, PT. Lyto Datarindo Fortuna in Indonesia and Level up! Interactive S.A. in Brazil. The contract periods of these license agreements range from two to four years after commercialization in each geographical location.

In November 2006, the Company entered into an agreement with Infocomm Asia Holding Pte. Ltd, a company located in Singapore to service, use, promote, distribute and market Emil Chronicle Online (ECO) in the following countries: Singapore, Malaysia, Brunei, Thailand, Philippines, Indonesia, Vietnam, Australia and New Zealand. In February 2007, the Company and Infocomm Asia granted the distribution rights of ECO in Thailand to Onenet Co., Ltd. In 2008, the Company amended the agreement with Infocomm Asia to take back Infocomm Asia’s distribution rights in countries in which Infocomm Asia had not yet entered into service agreements with sub-licensees. As a result, the Company took back the distribution rights for the remaining eight countries excluding Thailand. In 2007, the Company entered into an agreement with GameCyber Technology Ltd. in Taiwan and Hong Kong. In 2008, the Company entered into an agreement with Run Up Game Distribution and Development Sdn. Bhd. in Singapore and Malaysia. In February 2009, the Company entered into an agreement with PT. Wave Wahana Wisesa in Indonesia. These agreements grant each licensee exclusive sales and distribution right for three years from the time ECO is locally commercialized.

As of December 31, 2010, the Company has outstanding licensing agreements of Dragonica with seven companies domestically and internationally. Based on the agreements with the licensees, the Company receives certain amount (21% to 40%) of licensee’s revenues as royalty.

In December 2007, Gravity Interactive, Inc. entered into a capital lease agreement with respect to the open beta testing server for the commercial distribution of Requiem with a total lease payment of $271 thousand over a two-year-period. In 2008, this capital lease agreement was amended, thereby decreasing the total lease payment by $140 thousand to $131 thousand. The Company also entered into additional capital lease agreements to utilize more assets including servers during the year, which increased the total capital lease payment by $123 thousand. In 2008,

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Company made principal and interest payments of $80 thousand and $26 thousand, respectively. In 2009, the Company made principal and interest payments of $153 thousand and $33 thousand, respectively. The Company also entered into additional capital lease agreements to utilize more assets including servers and equipment in 2010, which increased the total capital lease payment by $326 thousand. Therefore, the Company made principal and interest payments of $124 thousand and $28 thousand in 2010, respectively.

Future minimum lease payments for the leases as of December 31, 2010, are as follows:

	2011		2012		2013
	Principal	Interest	Principal	Interest	Principal	Interest
	(In thousands of US dollars)

Capital lease	$135	$43	$142	$24	$91	$5

In addition to the capital lease above, the Company leases certain properties. The Company’s operating leases consist of various property leases expiring in 2012. Rental expenses incurred under these operating leases were approximately ~~W~~4,579 million, ~~W~~3,759 million and ~~W~~2,823 million for the years ended December 31, 2008, 2009 and 2010, respectively. The Company entered into a lease agreement with Korea Software Industry Promotion Agency in 2008 and recorded a guarantee deposit of ~~W~~1,242 million as of December 31, 2010.

Future minimum rental payments for the leases as of December 31, 2010, are as follows:

	2011		2012
	(In millions of Korean Won)

Operating lease	~~W~~	2,542	~~W~~	2,330

In 2009, the Company entered into an agreement with Naru Entertainment Corp. (Naru) to acquire publishing right of the game in process of being developed by Naru in Korea for ~~W~~1,500 million has accounted for the prepayment of ~~W~~400 million as other current assets. Per the agreement, the Company retains right to claim refund on the amounts paid if the development game is delayed or failed, and the Company also has the option to acquire new shares of Naru after the commercial launch of the game.

In 2010, the Company and Naru entered into a ~~W~~1,300 million loan agreement and terminated the publishing agreement. According to the new loan agreement, repayment of the loan balance should be made by Naru within 3 years from the date of the agreement at 8% annual interest rate. Once the principal and interest have been fully paid, Naru is permanently required to make further revenue sharing payments, which amounts to 5% of operating income from the game. Furthermore, if the sum of initial fees and minimum guarantees of the license agreements entered by July 31, 2011 is less than ~~W~~3.5 billion, or if initial fees from 5 countries (Korea, Japan, USA, Russia and Taiwan) is less than ~~W~~1.5 billion (or sum of initial fees and minimum guarantees is less than ~~W~~2.5 billion), the Company has the right to enter into a publishing right agreement of the game with Naru.

Litigation

In May 2006, another former investor of Ragnarok Online filed a lawsuit in Korean Court against the Company with related claim amount of ~~W~~1,344 million claiming that the Company failed to distribute the earnings from certain amount of net sales due to the embezzlement of royalty revenue committed by a former chairman of the Company from 2002 to 2005. In October 2006, Softstar Entertainment, Inc., the Company’s former licensee in Taiwan, Hong Kong and Macau for R.O.S.E. Online, filed a lawsuit in Singapore against the Company insisting that the Company caused it to incur a loss in their business by providing them a materially deficient program.

Two pending litigations as discussed above as of December 31, 2008 were closed in 2009 upon settlement or through court decision. The Company won the lawsuit in Korean Court filed by the former investor of Ragnarok Online to claim additional distribution of earnings, and the Company entered into a settlement agreement with Softstar Entertainment, Inc. regarding a compensation lawsuit Softstar Entertainment, Inc. filed in 2009. As a result, the Company paid $2 million to Softstar Entertainment, Inc. and recognized the loss of ~~W~~1,649 million, which is the

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

difference between the settlement and the existing deferred revenue balance under prior year’s statements of operations.

In April 2009, the Company repatriated ~~W~~1,820 million ($1.4 million) from Gravity Middle East & Africa FZ-LLC (“ME&A”), the subsidiary in United Arab Emirates, which comprised most of remaining net assets of ME&A. ME&A had been in process of liquidation since September 2008. In June 2009, a director and manager of the Company’s subsidiary in the UAE asserted to the Company a claim for his salary for the past twenty months, which amounts to ~~W~~229 million (AED 721,022). The Company did not record any accrual from the claim at this time as the Company believes that they had not entered into a valid contract with this director which required the payment of salary. While there is no significant progress on this case in 2010, the Company is unable to predict the ultimate outcome of this case.

In June 2010, NeoCyon proposed a lawsuit amounting to ~~W~~1,294 million and related interests against former CEO of NeoCyon, the defendant, of whom was accused of being given unauthorized surplus of compensations in retirement and retirement bonus funds from NeoCyon. Former CEO of NeoCyon filed suit against NeoCyon while noting that he should be paid an additional amount of ~~W~~81 million and related interests in retirement and retirement bonus funds. As of December 2010, the court proceedings of the two lawsuit cases are in progress and the Company is unable to predict the ultimate outcome of the above matters.

In April and May 2010, the Company was charged by a former executive of the Company regarding an accusation of wrongful dismissal and a claim request for remuneration, due regarding the remainder of his term under his employment contract, of compensation amounts of ~~W~~2,743 million ($2.5 million). The two cases were dismissed in April and May 2011, respectively, and the plaintiff filed appeals against the dismissals of the lawsuits with the Seoul High Court in April and May 2011, respectively. In addition, the former executive of the Company filed a suit against the Company and its representative director on the subject of them being accused of withdrawing and spending capital funds of Gravity Middle East & Africa FZ-LLC for personal uses. The plaintiff, former executive of the Company, filed a claim against the defendant for a aggregate of ~~W~~1,550 million (AED 5 million) and related interests plus litigation costs. The Company is unable to predict the ultimate outcome of the above matters.

In November 2010, the Gravity Interactive, Inc. and THQ INC. and others were accused of a trademark infringement by the trademark owner of Dragonica, VICTOR GARCIA, and was filed a lawsuit at the United States District Court for the Southern District of California. The plaintiff has currently filed a claim on all gains for the defendant, losses for the plaintiff and other compensations occurring through the trademark infringement. In February 2011, Gravity Interactive, Inc. sent a written defense to the United States District Court for the Southern District of California, noting that there was no trademark infringement of “Dragonica”. The Company is unable to predict the ultimate outcome of the above matters.

15.	Shareholders’ Equity

As of December 31, 2010, Gravity is authorized to issue a total of 40 million shares with a par value of ~~W~~500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of this authorized amount, Gravity is authorized to issue up to 2 million non-voting preferred shares. Under the articles of incorporation, holders of non-voting preferred shares are entitled to receive dividends of not less than 1% and up to 15% of the par value of such shares, the exact rate to be determined by Gravity’s Board of Directors at the time of issuance, provided that the holders of preferred shares are entitled to receive dividend at a rate not lower than that determined for holders of common shares. Gravity does not have any non-voting preferred shares outstanding.

As of December 31, 2010, the Company had a total of 6,948,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are registered.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Stock Purchase Option Plan

A summary of option activity under the Option Plan as of December 31, 2010, and changes during the years then ended is as follows:

		Weighted		Weighted
		Average		Average
	Number of	Exercise		Remaining
	Stock	Price		Contractual
	Options	per Share		Life

Stock options outstanding as of January 1, 2008	69,637	~~W~~	46,400

Options expired	15,548		45,431
Options forfeited	22,994		48,367

December 31, 2008	31,095	~~W~~	45,431

Options expired	13,526		45,431
Options forfeited	4,044		45,431

December 31, 2009	13,525	~~W~~	45,431

Options expired	13,525		45,431

Stock options outstanding as of December 31, 2010	—	~~W~~	—	—

Vested and expected to vest as of December 31, 2010	—	~~W~~	—	—

Exercisable as of December 31, 2010	—	~~W~~	—	—

During 2010, 13,525 out of 271,000 stock options granted to officers and employees on December 24, 2004 expired (the accumulated number of stock options which expired until 2009 was 59,742) and none of stock options were cancelled due to the retirement of the officers and employees (the accumulated number of stock options which were cancelled until 2009 were 197,733).

The total compensation expense relating to the grant of stock options is recognized over the five year vesting period using the ASC 718, Compensation-Stock Compensation, graded attribution model. The Company recognized ~~W~~121 million and ~~W~~148 million in stock compensation expense for the years ended December 31, 2008 and 2009, respectively. Stock compensation expenses are included in selling, general and administrative expenses, research and development expenses, and cost of revenue in the consolidated statements of operations.

As there is no stock option outstanding as of December 31, 2010, no compensation cost has been recognized for the year ended December 31, 2010.

17.	Earning (Loss) Per Share

The components of basic and diluted earning (loss) per share are as follows:

	2008		2009		2010
	(In millions of Korean Won,
	except per share data)

Net income (loss) available for common shareholders (A)	~~W~~	(2,773)	~~W~~	6,917	~~W~~	3,730
Weighted average outstanding shares of common shares (B)		6,948,900		6,948,900		6,948,900

Earnings (Losses) per share Basic and diluted (A/B)	~~W~~	(399)	~~W~~	995	~~W~~	537

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The 31,095 and 13,525 stock options outstanding as of December 31, 2008 and 2009, respectively, are excluded from the Company’s calculation of earnings (losses) per share as their effect is anti-dilutive.

18.	Income Taxes

Income tax expenses (benefit) for the years ended December 31, 2008, 2009 and 2010 consist of the following:

	2008		2009		2010
	(In millions of Korean Won)

Income (loss) before income taxes
Domestic	~~W~~	13,075	~~W~~	15,044	~~W~~	10,395
Foreign		(7,281)		(2,082)		(2,133)

		5,794		12,962		8,262

Current income taxes
Domestic		4,274		4,477		4,458
Foreign		(190)		(19)		12

		4,084		4,458		4,470

Deferred income taxes
Domestic		(656)		86		(263)
Foreign		(49)		—		—

		(705)		86		(263)

Total income tax expenses	~~W~~	3,379	~~W~~	4,544	~~W~~	4,207

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of December 31, 2009 and 2010 are as follows:

	2009		2010
	(In millions of Korean Won)

Deferred tax assets
Accrued expense	~~W~~	62	~~W~~	73
Allowance for doubtful		127		360
Depreciation and amortization		291		321
Deferred revenue		—		1,124
Provisions for severance benefits		95		196
Unrealized foreign exchange losses		142		102
Net operation loss carryforwards in subsidiaries		4,726		5,095
Foreign tax credit carryforwards		20,451		19,356
Tax credit carryforwards for research and human resource development		4,515		3,490
Others		98		203

Total deferred tax assets		30,507		30,320
Less: Valuation allowance		(30,193)		(28,643)

	~~W~~	314	~~W~~	1,677

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2009		2010
	(In millions of Korean Won)

Deferred tax liabilities
Accrued income	~~W~~	88	~~W~~	54
Depreciation and amortization		—		220
Intangible assets		—		3,137
Unrealized foreign exchange gains		—		2
Others		123		7

Total deferred tax liabilities		211		3,420
Net deferred tax assets (liabilities)	~~W~~	103	~~W~~	(1,743)

Reported as
Current portion of deferred income tax assets	~~W~~	375	~~W~~	857
Non-current deferred income tax liabilities	~~W~~	272	~~W~~	2,600

Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Realization of the future tax benefits related to the deferred income tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the Company operates, and the overall future industry outlook.

In assessing the realizability of deferred income tax assets, management considered whether it was more likely than not that some portion or all of the deferred income tax assets would not be realized. Especially, significant portion of the tax credit carryforwards is expected to expire if the Company does not generate sufficient taxable income in Korea. The ultimate realization of deferred income tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences became deductible. Management considered the scheduled reversal of deferred tax liabilities, uncertainty in the future taxable income, the tax structure of the Company and tax planning strategies in making this assessment. Based upon the level of historical taxable income and uncertainty in the future taxable income over the periods in which the deferred tax assets were deductible, management believed it was more likely than not that Gravity and certain subsidiaries could not realize the benefits of these deductible differences and tax credit carryforwards, and recognized full allowances from deferred income tax assets.

As of December 31, 2010, Gravity Co., Ltd. in Korea had temporary differences of ~~W~~4,892 million, foreign tax credit carryforwards and tax credit carryforwards for research and human resource development etc. of ~~W~~19,036 million and ~~W~~3,490 million, respectively, which expire from 2011 to 2015. Based on the Company’s historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences and tax credits carryforwards, and recognized a valuation allowance of ~~W~~23,665 million on the full amount of temporary differences and available tax credit carryforwards at an effective rate expected to be incurred to Gravity.

As of December 31, 2010, Gravity Entertainment Corp., the Company’s 100% owned subsidiary in Japan, had temporary differences of ~~W~~242 million and available loss carryforwards of ~~W~~1,324 million which expire from 2011 to 2017. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences and loss carryforwards, and recognized a valuation allowance of ~~W~~659 million on the full amount of the temporary differences and available loss carryforwards at an effective rate expected to be incurred in Japan.

As of December 31, 2010, Gravity RUS Co., Ltd. and Gravity CIS Co., Ltd., the Company’s 100% owned subsidiaries in Russia, had available loss carryforwards of ~~W~~2,177 million which expire from 2015 to 2020. Based

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on these subsidiaries’ historical and projected net and taxable income, the Company determined that it would not be able to realize these loss carryforwards, and recognized a valuation allowance of ~~W~~435 million on the full amount of the available loss carryforwards at an effective rate expected to be incurred in Russia.

As of December 31, 2010, Gravity EU SASU, the Company’s 100% owned subsidiary in France, had available loss carryforwards of ~~W~~4,091 million which do not have the time limit. Based on this subsidiary’s history of net and taxable losses and expected projected net and taxable losses, the Company determined that it would not be able to realize these loss carryforwards, and recognized a valuation allowance of ~~W~~1,364 million on the full amount of the available loss carryforwards at an effective rate expected to be incurred in France.

As of December 31, 2010, Gravity Interactive, Inc., the Company’s 100% owned subsidiary in US, had available loss carryforwards of ~~W~~6,301 million for federal tax and ~~W~~6,754 million for state tax, respectively, which expire from 2027 to 2030. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these loss carryforwards, and recognized a valuation allowance of ~~W~~2,520 million on the full amount of the available loss carryforwards at an effective rate expected to be incurred in U.S.

Statutory tax rate applicable to the Company is 27.5%, 24.2% and 24.2% for the years ended December 31, 2008, 2009 and 2010, respectively. In accordance with the revised Corporate Income Tax Law, statutory tax rate applicable to the Company is 24.2% until 2011 and 22% thereafter.

A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follows:

	2008		2009		2010
	(In millions of Korean Won)

Tax expense at Korean statutory tax rate (2008: 27.5%, 2009, 2010: 24.2%)	~~W~~	1,593	~~W~~	3,137	~~W~~	1,999
Income tax exemption		—		—		(67)
Foreign tax credit		(366)		(427)		(414)
Tax credit carryforwards for research and human resource development		(1,000)		365		(585)
Foreign tax differential		(481)		(254)		(234)
Income not assessable for tax purpose		(31)		(2)		—
Expense not deductible for tax purpose		181		135		233
Change in statutory tax rate		905		(261)		(14)
Change in valuation allowances		3,309		454		(1,551)
Tax loss carryback		(195)		—		—
Effect of change in foreign currency exchange rate		(546)		199		124
Expiration of unused foreign tax credit and unused net operating loss carryforwards		9		1,240		4,430
Income tax penalties		—		—		133
Others		1		(42)		154

Total income tax expense	~~W~~	3,379	~~W~~	4,544	~~W~~	4,207

The Company assessed uncertain tax positions and measured unrecognized tax benefits for open tax years in accordance with ASC 740, Income Taxes. The Company’s policy is that it recognizes interest expenses and penalties related to income tax matters as a component of income tax expense. Accordingly, the company assesses its income tax positions and records tax benefits for all years subject to examinations based upon the evaluation of the facts, circumstances and information available at that reporting date. For those tax positions for which it is more likely

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

than not that a tax benefit will be sustained, the company records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. If the company does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized.

Based on the approach above, the company assessed the uncertain tax positions and did not record any unrecognized tax benefits as the company believes that it is more likely than not that there will not be any unrecognized tax benefits.

In 2011, Gravity was subject to a tax examination by the National Tax Service of Korea for fiscal years 2006 through 2009. As a result of the tax examination, the Company recognized ~~W~~133 million of income tax expense for penalties and ~~W~~608 million of withholding taxes for transfer pricing adjustments that arose from the difference between the actual transaction price and the estimated arm’s length price. The ~~W~~133 million of penalties was recorded as a component of the income tax provision, and the ~~W~~608 million of withholding taxes due was recorded as a component of selling, general and administrative expenses for the year ended December 31, 2010. The National Tax Service of Korea is a Korean government agency responsible for tax collection and tax law enforcement.

Allowances for deferred income tax assets for the three years ended December 31, 2008, 2009 and 2010 are as follows:

	Balance at						Balance at
	Beginning of Year		Deduction		Increase		End of Year
	(In millions of Korean Won)

2008
Valuation allowance	~~W~~	26,431	~~W~~	—	~~W~~	3,309	~~W~~	29,740
2009
Valuation allowance		29,740		—		454		30,194
2010
Valuation allowance		30,194		1,551		—		28,643

19.	Operations by Geographic Area

Geographic information for the years ended December 31, 2008, 2009 and 2010 is based on the location of the distribution entity. Revenues by geographic region are as follows:

	2008		2009		2010
	(In millions of Korean Won)

Korea	~~W~~	14,009	~~W~~	11,544	~~W~~	9,737
Japan		27,037		31,991		29,186
Taiwan and Hong Kong		2,301		1,887		2,926
United States		3,620		5,800		4,759
Russia		1,078		1,298		647
Brazil		1,006		1,096		1,114
Thailand		989		1,150		936
Other		3,130		2,637		3,057

	~~W~~	53,170	~~W~~	57,403	~~W~~	52,362

Approximately 73% and 26% of the Company’s property, plant and equipment are located in Korea and the United States, respectively as of December 31, 2010.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	Related Party Transactions

During the years ended December 31, 2008, 2009 and 2010, there were related party transactions with a shareholder and an equity investee as follows:

	2008		2009		2010
	(In millions of Korean Won)

Sales to related parties	~~W~~	26,724	~~W~~	31,987	~~W~~	29,065
Purchases from related parties		604		670		4,182
Amounts due from related parties		3,358		2,473		3,149
Amounts due to related parties		5,869		6,608		7,412

On April 1, 2008, GungHo Online Entertainment, Inc. became a majority shareholder by acquiring 52.39% of the voting shares from Heartis, Inc., the former majority shareholder, and acquired additional 6.92% voting shares on June 23 and June 24, 2008. The transactions with GungHo and the related balances during 2008, 2009 and 2010 were included in related party transactions above.

On November 20, 2007, Son Asset Management, Inc. became a principal shareholder by acquiring 52.39% of the voting shares from EZER, INC., the former majority shareholder. Subsequently on February 13, 2008, Son Asset Management, LLC transferred 52.39% of the voting shares to Heartis Inc., resulting in a change of majority shareholder.

Investment in Online Game Revolution Fund No. 1

In 2005, the Company entered into a limited liability partnership agreement to invest the committed amount of ¥1,000 million (~~W~~8,713 million) in Online Game Revolution Fund No. 1, or the Partnership, a limited liability partnership. In 2005, 2006, 2008 and 2009, the Company invested ¥100 million (~~W~~869 million), ¥150 million (~~W~~1,245 million), ¥642 million (~~W~~6,054 million) and ¥18 million (~~W~~229 million), respectively. As of December 31, 2010, the Company has 16.39% interest in the Partnership as a limited partner, and cannot significantly influence over the Partnership’s operation and financial policies per the limited liability partnership agreement, however, the Company accounts for the investment under equity method of accounting in accordance with ASC 323, Investment- Equity Method and Joint Ventures, which requires the use of the equity method unless the investors’ interest is so minor that the limited partner may have virtually no influence over the Partnership’s operating and financial policies. The Company recorded as equity loss of the Partnership amounting to ~~W~~5,119 million, ~~W~~1,424 million and ~~W~~358 million in 2008, 2009 and 2010, respectively.

This Partnership is operated in Japan and the objective of the Partnership is to invest in business relating to online games for the benefit of all the partners. The Company invested ¥892 million (~~W~~8,168 million) until 2008, and made an additional investment amounting to ¥18 million (~~W~~229 million) in 2009. As of December 31, 2010, the Company, SoftBank Corp. and GungHo Online Entertainment, Inc. (“GungHo”) have interests of 16.39%, 49.18% and 8.20%, respectively, in Online Game Revolution Fund No. 1. On December 28, 2007 and January 7, 2008, the Partnership entered into purchase agreement and service agreement with GungHo Online Entertainment to purchase online game of GRANDIA ONLINE under development by GungHo for ¥2,600 million (~~W~~23,089 million), and for GungHo to continue providing development service, promotions, operating service and maintenance service after commercialization for revenue sharing from the game. On July 11, 2008, the Partnership also entered into a partnership agreement with GungHo Works, Inc., the subsidiary of GungHo, to share profit from its online game, “HERO’S SAGA LAEVATEIN”, and paid GungHo Works, Inc. ¥124 million (~~W~~1,220 million).

On December 31, 2010, the term of the Partnership expired and it is under liquidation during 2011. The Partnership had invested in eight games since its operation. The Company is expecting that the Partnership will be able to sell certain games before the consummation of the liquidation, the remaining disposable assets including cash and receivables will be distributed to each investor of the Partnership upon dissolution. The Company has

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

estimated that the Company’s share of such liquidation proceeds will be at least equal to the Company’s carrying value of its investment in the Partnership at December 31, 2010.

21.	Variable Interest Entity

A Variable Interest Entity (“VIE”) is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE.

In evaluating whether the Company have the power to direct, as defined in the standard, the Company considers the purpose for which the VIE was created, the importance of each of the activities in which it is engaged and the Company’s decision-making role, if any, in those activities that significantly determine the entity’s economic performance as compared to other economic interest holders. This evaluation requires consideration of all facts and circumstances relevant to decision-making that affects the entity’s future performance and the exercise of professional judgment in deciding which decision-making rights are most important.

In determining whether the Company has the right to receive benefits or the obligation to absorb losses that could potentially be significant to the VIE, the Company evaluates all of economic interests in the entity, regardless of form (debt, equity, management and servicing fees, and other contractual arrangements). This evaluation considers all relevant factors of the entity’s design, including: the entity’s capital structure, contractual rights to earnings (losses), subordination of our interests relative to those of other investors, contingent payments, as well as other contractual arrangements that have potential to be economically significant. The evaluation of each of these factors in reaching a conclusion about the potential significance of the Company’s economic interests is a matter that requires the exercise of professional judgment.

In November 2009, the Company entered into an agreement with Naru Entertainment (“Naru”) to acquire publishing right of the game in development by Naru, which is a VIE of which the Company is not the primary beneficiary, and which is not consolidated as of December 31, 2009 and 2010. Based on 2010 unaudited financial statement, the total assets and liabilities of Naru at December 31, 2010 were ~~W~~1,948 million and ~~W~~2,356 million, respectively.

In 2010, the Company and Naru entered into a loan agreement and terminated the existing publishing agreement from 2009. Under this arrangement, the Company provided loans to Naru in the amount of ~~W~~1,300 million and recorded it as short-term loans receivable (see Note 14). Therefore, the Company’s maximum exposure to loss is ~~W~~1,300 million (the invested loan) as of December 31, 2010.

As of January 1, 2010 and subsequently, the Company has evaluated if any of its unconsolidated investments fall within the scope of the amended ASC 810. The Company has concluded that none of its unconsolidated investments fall within the scope of ASC 810.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	Comprehensive Income

Comprehensive income for the years ended December 31, 2008, 2009 and 2010 are as follows:

	2008		2009		2010
	(In millions of Korean Won)

Net income (loss)	~~W~~	(2,704)	~~W~~	6,994	~~W~~	3,710
Other comprehensive income
Effect of foreign currency translation adjustments		3,647		(140)		290

Comprehensive income	~~W~~	943	~~W~~	6,854	~~W~~	4,000

Controlling interest	~~W~~	874	~~W~~	6,777	~~W~~	4,020
Non controlling interest	~~W~~	69	~~W~~	77	~~W~~	(20)

23.	Supplemental Cash Flow Information and Non-Cash Activities

	2008		2009		2010
	(In millions of Korean Won)

Supplemental cash flow information
Cash paid during the year for income taxes	~~W~~	3,933	~~W~~	4,439	~~W~~	3,752
Interest paid		31		41		32
Supplemental non-cash activities
Reclassification of prepayment to leasehold deposits	~~W~~	586	~~W~~	—	~~W~~	—
Reclassification of leasehold deposits to other account receivable		409		—		—
Reclassification of long-term deferred revenue to deferred revenue		1,570		1,643		1,749
Offset of long-term deferred revenue and accounts payable		—		876		1,161
Reclassification of prepayment to intangible assets		—		86		92