Form 20-F
period 2011-12-31
GRAVITY Co., Ltd.
filed 2012-04-27
CIK 1313310

As filed with the Securities and Exchange Commission on April 27, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-51138

GRAVITY CO., LTD.

(Exact name of registrant as specified in its charter)

N/A (Translation of registrant’s name into English)	The Republic of Korea (Jurisdiction of incorporation or organization)

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☑    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ☐   No  ☑

CERTAIN DEFINED TERMS

Unless the context otherwise requires, references in this annual report on Form 20-F, or annual report to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents one-fourth of a share of our common stock;

•	“Gravity,” “the Company,” “we,” “us,” “our,” or “our company” are to Gravity Co., Ltd. and except as otherwise indicated or required by context, our subsidiaries;

•	“Korea” is to The Republic of Korea;

•	“China” or the “PRC” are to the People’s Republic of China (excluding Taiwan, Hong Kong and Macau);

•	“Taiwan” or the “ROC” are to Taiwan, the Republic of China;

•	“US$,” “U.S. dollar,” or “Dollar” are to the currency of the United States of America;

•	“Won,” “Korean Won,” or “(Won)” are to the currency of The Republic of Korea;

•

“EUR” or “Euro” are to the currency of the Eurozone consisting of Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Malta, the Netherlands, Portugal, Slovakia, Slovenia, and Spain;

•	“Chinese Yuan” is to the currency of China;

•	“Japanese Yen” or “JPY” are to the currency of Japan;

•	“NT dollar” or “NT$” are to the currency of Taiwan;

•	“Hong Kong dollar” or “HK$” are to the currency of Hong Kong; and

•	“Thai Baht” is to the currency of Thailand.

For your convenience, this annual report contains translations of certain Won amounts into U.S. dollars at the noon buying rate as quoted by the Federal Reserve Bank of New York for Won in effect on December 30, 2011, which was Won 1,158.50 to US$1.00. No assurance is given that any Won or Dollar amounts could have been, or could be converted into Dollars or Won as the case may be at such rate, or any other rate, or at all.

Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS

This annual report for the year ended December 31, 2011 contains “forward-looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. The forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry, and are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “predict,” “project,” “continue” and variations of these words, similar expressions, or that certain events, actions or results “will,” “may,” “might,” “should,” “would” or “could” occur, be taken or be achieved.

Forward-looking statements include, but are not limited to, the following:

•	future prices of and demand for our products;

•	future earnings and cash flow;

•	estimated development and commercial launch schedule of our games in development;

•	our ability to attract new customers and retain existing customers;

•	the expected growth of the Korean and worldwide online gaming industry;

•	the effect that economic, political or social conditions in Korea have on the revenue generated from our online game product and our results of operations;

•	the effect that the current global financial and economic conditions will or may have on our business prospects, financial condition and results of operations; and

•	our future business development and prospects, results of operations and financial condition.

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

You should read the selected financial data below in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. The selected financial data as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 are derived from our consolidated financial statements and the related notes thereto included elsewhere in this annual report. Our historical results do not necessarily indicate results expected for any future periods. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

	As of and for the Years Ended December 31,
	2007		2008		2009		2010		2011		2011(1)
											(Unaudited)
	(In millions of Won and thousands of US$, except share and per share data,
	operating data and percentage)
Statements of operations
Revenues:
Online games — subscription revenue	(Won)	9,405	(Won)	12,576	(Won)	12,674	(Won)	9,908	(Won)	11,556	US$	9,975
Online games — royalties and license fees		24,698		30,110		34,037		32,132		35,552		30,688
Mobile games		4,063		6,882		7,882		9,188		9,293		8,022
Character merchandising, animation and other revenue		2,063		3,602		2,810		1,134		1,076		928

Total revenues		40,229		53,170		57,403		52,362		57,477		49,613
Cost of revenues		19,479		27,772		21,170		20,873		24,243		20,926

Gross profit		20,750		25,398		36,233		31,489		33,234		28,687
Operating expenses:
Selling, general and administrative		28,159		23,489		21,651		20,422		22,759		19,645
Research and development		5,761		2,145		1,799		4,652		4,136		3,570
Impairment losses on investments		8,619		—		—		—		—		—
Impairment losses on intangible assets		871		—		280		475		3,697		3,191
Gain on loss of control in a subsidiary		—		—		—		—		(548)		(473)
Settlement cost of litigation		—		—		1,649		—		29		25

Operating income (loss)		(22,660)		(236)		10,854		5,940		3,161		2,729
Other income, net		3,441		6,030		2,108		2,322		1,876		1,619

Income (loss) before income tax expenses (benefit) and equity loss on investments		(19,219)		5,794		12,962		8,262		5,037		4,348
Income tax expenses (benefit)		2,916		3,379		4,544		4,207		(7,962)		(6,873)

Income (loss) before equity loss on investments		(22,135)		2,415		8,418		4,055		12,999		11,221
Equity loss on investments, net		(1,026)		(5,119)		(1,424)		(345)		(242)		(209)

	As of and for the Years Ended December 31,
	2007		2008		2009		2010		2011		2011(1)
											(Unaudited)
	(In millions of Won and thousands of US$, except share and per share data,
	operating data and percentage)
Net income (loss)		(23,161)		(2,704)		6,994		3,710		12,757		11,012
LESS: Net income (loss) attributable to the non-controlling interest		40		69		77		(20)		(2,171)		(1,874)

Net income (loss) attributable to parent company	(Won)	(23,201)	(Won)	(2,773)	(Won)	6,917	(Won)	3,730	(Won)	14,928	US$	12,886

Earnings (loss) per share:
Basic and diluted per share	(Won)	(3,339)	(Won)	(399)	(Won)	995	(Won)	537	(Won)	2,148	US$	1.85
Basic and diluted per ADS(2)		(835)		(100)		249		134		537		0.46
Weighted average number of shares outstanding (basic and diluted)		6,948,900		6,948,900		6,948,900		6,948,900		6,948,900		6,948,900
Balance sheet data
Cash and cash equivalents	(Won)	53,588	(Won)	53,168	(Won)	51,333	(Won)	44,122	(Won)	42,430	US$	36,625
Total current assets		72,667		72,550		82,899		76,343		71,833		62,005
Property and equipment, net		7,195		5,226		2,837		2,672		2,731		2,357
Total assets		96,921		95,935		102,438		125,490		132,878		114,699
Total current liabilities		10,106		8,397		8,248		14,065		12,062		10,411
Total liabilities		21,377		19,327		18,828		27,078		22,219		19,179
Total parent company shareholders’ equity		75,476		76,471		83,396		87,416		101,834		87,903
Non-controlling interest		68		137		214		10,996		8,825		7,617
Total equity		75,544		76,608		83,610		98,412		110,659		95,520
Selected operating data and financial ratios (unaudited)
Gross profit margin(3)		51.6%		47.8%		63.1%		60.1%		57.8%		57.8%
Operating profit margin(4)		(56.3)%		(0.4)%		18.9%		11.3%		5.5%		5.5%
Net profit margin(5)		(57.7)%		(5.2)%		12.0%		7.1%		26.0%		26.0%

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,158.50 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on December 30, 2011.

(2)	Each ADS represents one-fourth of a share of common stock.

(3)	Gross profit margin for each period is calculated by dividing gross profit by total net revenues for each period.

(4)	Operating profit margin for each period is calculated by dividing operating income by total net revenues for each period.

(5)	Net profit margin for each period is calculated by dividing net income (loss) attributable to parent company by total net revenues for each period.

Exchange Rate Information

The following table sets forth information concerning the noon buying rate for the years 2007 through 2011 and for each month during the previous six months through April 20, 2012 expressed in Won per U.S. dollar.

Period	At End of Period	Average Rate(1)	High	Low
2007	935.8	928.0	950.2	903.2
2008	1,262.0	1,105.8	1,507.9	935.2
2009	1,163.7	1,270.0	1,570.1	1,149.0
2010	1,130.6	1,158.7	1,253.2	1,104.0
2011	1,158.5	1,105.2	1,197.5	1,049.2
October	1,112.1	1,150.7	1,197.5	1,102.5
November	1,140.1	1,133.5	1,162.0	1,110.6
December	1,158.5	1,148.1	1,175.5	1,124.5
2012
January	1,125.7	1,140.3	1,160.0	1,120.1
February	1,117.1	1,122.7	1,128.9	1,115.7
March	1,131.4	1,126.2	1,139.8	1,116.0
April (through April 20, 2012)	1,138.1	1,134.8	1,143.4	1,122.4

Source: Federal Reserve Bank of New York.

Note:

(1)	The average rates for the annual periods were calculated based on the average noon buying rate on the last day of each month during the period. The average rates for the monthly periods were calculated based on the average noon buying rate of each day of the month.

ITEM 3.B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

ITEM 3.C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

ITEM 3.D.	RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We currently depend on one online game product, Ragnarok Online, for a significant portion of our revenues.

A significant portion of our revenues has been and is currently derived from a single online game product, Ragnarok Online, which was commercially introduced in August 2002 and is currently commercially offered in 79 countries and markets. We derived Won 37,963 million (US$32,769 thousand) in revenues from Ragnarok Online in 2011 and Won 37,573 million (US$32,432 thousand) in revenues from Ragnarok Online in 2010, representing approximately 66.0% and 71.8% of our total revenues in 2011 and 2010, respectively.

Ragnarok Online has been in the market for ten years and has reached maturity in most of our principal markets. The life cycle of an online game generally lasts from four to seven years and reaches its peak popularity within the first two years of its introduction after which usage gradually stabilizes and begins to decrease over time. The number of users of Ragnarok Online worldwide reached its peak in the first quarter of 2005 and has continued to decline since such time. Our failure to maintain, improve, update or enhance Ragnarok Online in a timely manner or successfully introduce it in attractive new markets is likely to lead to a continual decline in Ragnarok Online’s user base and subscription revenues and royalties. This will likely lead to a decline in our overall revenues, which would materially and adversely affect our business, financial condition and results of operations.

If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected.

In order to grow our revenues and net income, we must develop, acquire, license, launch, market or operate commercially successful online games in addition to Ragnarok Online in order to retain our existing users and attract new users. In addition to Ragnarok Online, we currently offer eight other massively multiplayer online role playing games, or MMORPGs, Ragnarok Online II, Requiem, Emil Chronicle Online, Dragonica, which is also known as Dragon Saga in the United States and Canada, R.O.S.E. Online, Canaan, Kun Woong Online and Finding Neverland Online. We also offer a casual third person shooter, H.A.V.E. Online, which is also known as Toy Wars in Japan, a simulation role playing game, Ragnarok Online Guild Masters, and two social network games, Fashion Star and Jeweled Planet. We are currently developing a new MMORPG with a tentative title of East Road. We have entered into a license agreement to publish Weapons of the Gods, an MMORPG, in Korea with Shanghai Nineyou Interactive Community and Media Co., Ltd. and its two affiliated Chinese game developers and publishers, Shanghai Nineshine Information Technology Co., Ltd. and HitNorth International Limited. We have entered into a license agreement with RoC Works Co., Ltd., a Korean game developer, to publish Maestia, an MMORPG, in the United States and Canada.

None of our other online games to date have proven to be as commercially successful as Ragnarok Online. We stopped offering Eternal Destiny, a Web browser-based casual MMORPG, in November 2011 as the game did not gain popularity. In addition, we have experienced significant delays in and cost overruns related to the launch of many of our online games. For example, while Ragnarok Online II was commercially launched in March 2012, the launch of the game had been significantly delayed in the past on a number of occasions for a variety of reasons, including as a result of technical difficulties and corrective actions taken in response to market feedback during the testing and development phase. We have entered into license and distribution agreements for Ragnarok Online II with six licensees in nine countries, including Thailand, Japan, the Philippines, Singapore, Malaysia, Vietnam, China, Indonesia and Brazil. The total value of our license and distribution agreements for Ragnarok Online II in nine countries is US$43,390 thousand as of December 31, 2011. The failure of Ragnarok Online II to gain popularity or market acceptance could result in financial losses, including termination or amendments of license agreements, which could damage our reputation and have a material adverse effect on our business, prospects, financial condition and results of operations.

No assurance can be given that the recently launched Ragnarok Online II will gain market acceptance and popularity and be profitable for us. The success of Ragnarok Online II will be subject to many factors, including the quality, uniqueness and playability of the game and the launch by our competitors of other games that may gain more market acceptance than Ragnarok Online II. See ITEM 3.D. “RISK FACTORS — RISKS RELATING TO OUR BUSINESS — As we introduce new games, we face the risk that a significant number of users of our existing games may migrate to our new games without any net gains in the overall user base or overall improvement to our total revenues.”

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

In particular, there is a high degree of uncertainty about the potential impact of the commercial launch of Ragnarok Online II on the user base of Ragnarok Online. While we believe that the game environment and the overall game experience of Ragnarok Online II are meaningfully different from those of Ragnarok Online, we cannot assure you that the overall user base will grow and that the net migration away from Ragnarok Online will not be significant and detrimental to our total revenues, and as a result, our net income.

We depend on our overseas licensees for a substantial portion of our revenues and rely on them to distribute, market and operate our games, and comply with applicable laws and government regulations.

In markets other than Korea, the United States, Canada, Australia, New Zealand and India for Ragnarok Online, and the United States and Canada for Dragonica, which is also known as Dragon Saga in such markets, as well as the global market other than Russia and 14 other countries and Taiwan, Hong Kong and Macau for Requiem, in which we or our subsidiaries directly publish our games, we license our games to overseas operators or distributors for license fees and royalty payments based on a percentage of revenues generated from our games in such markets. Overseas license fees and royalty payments represented 59.9% of our total revenues in 2011 and 60.9% of our total revenues in 2010. In particular, we are heavily dependent on one licensee for a significant portion of our revenues. In 2011, 49.8% of our total revenues was derived from GungHo Online Entertainment, Inc., or GungHo, our licensee in Japan, which is also our majority shareholder. Deterioration in our relationships with licensees or material changes in the terms of our licenses with such licensees will likely have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, as we are heavily dependent on certain licensees, deterioration or any adverse developments in the operations, including changes in senior management, of our overseas licensees may materially and adversely affect our business, financial condition and results of operations.

Further, our overseas licensees generally have the exclusive right to distribute our games in their respective markets for a term of two or three years and may also operate or publish other online games developed or offered by our competitors, while we may not be able to easily terminate the license agreements as the agreements do not specify particular financial or performance criteria that need to be met by our licensees. If our overseas licensees devote greater time and resources to marketing their proprietary games or those of our competitors, we may not be able to terminate our license agreements or enter into a new license agreement with a different licensee and our revenues and net profit would be adversely impacted. Also, a failure to satisfy our obligation to provide technical and other consulting services to the licensees under the license agreement may negatively affect user satisfaction and loyalty and hinder our licensees’ efforts to increase market share, which may lead the licensees to focus their attention on our competitors’ games or request modifications to or terminate our licensing agreements or not renew expired license agreements.

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

Since April 1, 2008, GungHo has been our largest shareholder and beneficially owns, as of the date hereof, 59.3% of our common shares. As a result, GungHo is able to exert significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, including acquisitions, divestitures, strategic relationships and other matters, and may also exert significant control over decisions related to the status of our American depositary shares being eligible for quotation and trading on the NASDAQ Global market. In addition, as GungHo is also an online game developer, there may be conflicts of interest. For instance, GungHo may lead our management with strategies and efforts which benefit itself and its shareholders to the detriment of our other shareholders. GungHo may also compete directly or indirectly against us for users and customers or increased market share for its games. Furthermore, four of our registered Executive Directors, Mr. Hyun Chul Park, Mr. Yoshinori Kitamura, Mr. Kazuki Morishita and Mr. Kazuya Sakai currently serve as General Manager, Director and Executive General Manager, President and Chief Executive Officer, and Chief Financial Officer, Director and Investor Relations Officer, respectively, of GungHo, and there may be conflicts of interest in the decisions made by our Board of Directors and senior management. See ITEM 7.B. “RELATED PARTY TRANSACTIONS — Relationship with GungHo Online Entertainment, Inc.”

We operate in a highly competitive industry and compete against many large companies.

Increased competition in the online game industry in our markets from existing and potential competitors could make it difficult for us to retain existing users and attract new users, and could reduce the number of hours users spend playing our current or future games or cause us and our licensees to reduce the fees charged to play our current or future games. In some of the countries in which our games are distributed, such as Korea, Japan and Taiwan, growth of the market for online games has continued to slow while competition remains strong. If we are unable to compete effectively in our principal markets, our business, financial condition and results of operations could be materially and adversely affected. Many companies worldwide are dedicated to developing and/or operating online games and compete across various markets and regions. We expect more companies to enter the online game industry and a wider range of online games to be introduced in our current and future markets. Our competitors in the MMORPG industry vary in size from small companies to very large companies with dominant market share such as NCsoft Corporation, or NCsoft, of Korea and Tencent, Inc., or Tencent, of China. We also compete with online casual game and game portal companies such as NHN Corporation, or NHN, Nexon Korea Corporation, or Nexon, CJ E&M Corporation, or CJ E&M, and Neowiz Games Corporation, or Neowiz Games, all from Korea. In addition, we may face stronger competition from companies that produce package games, such as Activision Blizzard Inc., or Activision Blizzard, Electronic Arts Inc., or Electronic Arts, Konami Corporation, or Konami, and Sega Corporation, or Sega, some of which have already successfully entered the online gaming market and many of which have announced their intention to expand their game services and offerings over the Internet. For example, World of Warcraft, Activision Blizzard’s online game, was released in 2004 and has been one of the most popular games in the world. Electronic Arts co-developed with Neowiz Games and launched in 2007 FIFA Online 2, a sports online game based on its best-selling package sports game franchise FIFA series, and the game is currently serviced in Korea and some Southeast Asian countries. Konami and NHN are co-developing Winning Eleven Online, an online sports game based on Konami’s Winning Eleven franchise, and Sports Interactive Limited, a subsidiary of Sega, and KT Hitel Co., Ltd., a Korean online game publisher, are co-developing Football Manager Online, the online version of Sega’s Football Manager. Many of our competitors have significantly greater financial, marketing and game development resources than we have. As a result, we may not be able to devote adequate resources to develop, acquire or license new games, undertake extensive marketing campaigns, adopt aggressive pricing policies or adequately compensate our game developers or third-party game developers to the same degree as many of our competitors.

As the online game industry in many of our markets is rapidly evolving, our current or future competitors may more effectively adapt to the changing competitive landscape and market conditions and compete more successfully than us. In particular, online game products are becoming more similar to each other, thus becoming commoditized and undifferentiated. In this environment, larger companies with relative economies of scale have a clear advantage over smaller companies like ours, as they are able to develop games in a more cost efficient manner, diversify their risks with a broader category of games and genres and increase their chances of offering widely popular games. In addition, any of our competitors may offer products and services that have significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than ours. In addition, any of our current or future competitors may be acquired by, receive investments from or enter into strategic relationships with larger, better established and better financed companies and therefore may be able to obtain significantly greater financial, marketing and game licensing and development resources than we can. See ITEM 4.B. “BUSINESS OVERVIEW — COMPETITION.”

Our investments in joint ventures or partnerships, or acquisitions of other companies related to development or service of online games may not be successful.

Since 2004 we have made investments in joint ventures and entered into partnership arrangements with third parties to invest in online games. In many cases, as we do not have significant investment or other control over such entities, the success of such joint ventures and partnership arrangements is heavily dependent on third parties and their investment decisions. In December 2005, we entered into a limited liability partnership agreement to invest an aggregate amount of JPY1,000 million in Online Game Revolution Fund No. 1, a limited liability partnership which purpose was to invest in online games. In 2005, 2006, 2008 and 2009, we made contributions of JPY100 million, JPY150 million, JPY642 million and JPY18 million, respectively, to the partnership. We account for our partnership interest under equity method of accounting and recorded our partnership interest as an equity loss equal to Won 1,026 million, Won 5,119 million, Won 1,424 million, Won 358 million and Won 38 million in 2007, 2008, 2009, 2010 and 2011, respectively. On December 31, 2010, the term of the partnership expired and the partnership is currently undergoing liquidation process. In June 2010, we acquired from Terabit Telecom Ltd., a Russia-based online game company, a 25% of equity interest in Ingamba LLC, or Ingamba, a joint venture company established in April 2010 for online game service in Russia. We recorded Won 13 million as equity income of Ingamba in 2010 but Won 134 million as equity loss of Ingamba in 2011. In October 2010, we acquired an aggregate of 50.83% of the total shares of Barunson Interactive Corporation, subsequently named Gravity Games Corporation, or Gravity Games, an online game developer in Korea. For details of impairment loss from Gravity Games, see ITEM 3.D. “RISK FACTORS — RISKS RELATING TO OUR BUSINESS — We could suffer losses due to asset impairment charges.” Gravity EU SASU, our former wholly-owned subsidiary in France, was converted into a joint venture company in which we have a 25% equity interest, Gravity EU SAS, with Media-Participations Paris SA as the joint venture partner, in July 2011. We recorded Won 70 million as equity loss of Gravity EU SAS in 2011.

If our partners or our investments in such joint ventures and partnerships or companies acquired by us are unable to manage their investments, develop promising online games or market or operate commercially successful online games, such joint ventures and partnerships or acquired companies will be unable to attain their investment objectives, which may materially and adversely affect the value of our investments and commitments and will likely have a material adverse affect on our business, financial condition and results of operation.

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

We have been subject to denial of service attacks that have caused portions of our network to be inaccessible for limited periods of time but did not cause material losses or damages. Although we take a number of measures to ensure that our systems are secure and unaffected by security breaches, including ensuring that our servers are hosted at physically secure sites, real-time monitoring against possible intrusion and saving all logs, preventing any unauthorized access to servers, and using firewalls, server virtualization technology, which allows one physical server to be divided into multiple virtual services, each of which functions individually as a complete and independent server and encryption technology, we cannot ensure that the measures we have implemented will be effective against all hacking efforts.

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

Electronic embezzlement could negatively impact the popularity of our online games and adversely affect our reputation and our results of operations.

Despite security measures, some of our employees or licensees’ employees with high-level security access to our network, or other employees who hack into or otherwise gain unauthorized access to certain sectors of our network, may succeed in breaching internal security systems and engage in electronic embezzlement by creating or diverting game money used in our online games and publicly or privately sell the game money for their personal financial benefit. Although we have internal security procedures in place designed to prevent electronic embezzlement and have not had any incident of electronic embezzlement since early 2006, we cannot assure you that we or our overseas licensees will be successful in preventing all electronic embezzlement. We have taken a number of procedures to prevent electronic embezzlement, including installing security programs designed to prevent counterfeiting and modification of program files, but cannot assure you such procedures will be sufficient to prevent new methods to engage in electronic embezzlement. Incidents of electronic embezzlement may negatively impact the reputation of our games, which may materially and adversely affect our business, financial condition and results of operations.

Cheating by users of online games could negatively impact the popularity of our online games and adversely affect our reputation and our results of operations.

We have experienced numerous incidents where users were able to modify the published rules of our online games. Although these users did not gain unauthorized access to our systems, they were able to modify the rules of our online games during game play in a manner that allowed them to cheat and disadvantage our other online game users, for example, by utilizing auto-run programs that enabled the games to be continuously and automatically played without user participation, which allowed the users to accumulate in-game points quickly, causing many other players to stop using the game and shortening the game’s lifecycle. Such unauthorized manipulation of our games may negatively impact users’ perception of our games and damage our reputation. Although we have taken a number of steps to deter our users from cheating when playing our online games, including spot checks, monitoring of game play by game masters to check for suspicious activity, we cannot assure you that we or our licensees will be successful in timely taking the corrective steps necessary to prevent users from modifying the terms of our online games.

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

Since the commercialization of Ragnarok Online in August 2002, we have discovered that the server-end software of Ragnarok Online has been consistently and unlawfully released in most of the countries and markets in which Ragnarok Online is offered. This enables unauthorized parties to set up local server networks to operate Ragnarok Online, which may result in the diversion of a significant number of paying users. We designate certain employees to be responsible for detecting such illegal servers. In Korea, we report offenders to the relevant enforcement authority for possible prosecution relating to crimes on the Internet. In markets outside of Korea, we cooperate with and rely on our licensees to seek enforcement actions against operators of illegal servers. For example, in Japan, we submitted a preliminary written accusation to the Tokyo Metropolitan Police Department in October 2009 and filed criminal charges against an illegal server operator of Ragnarok Online in April 2011 in cooperation with GungHo, our licensee in Japan, and the matter is currently under investigation by the Tokyo Metropolitan Police Department. In December 2007 and June 2008, Gravity Interactive, Inc., our wholly owned subsidiary in the United States which manages Ragnarok Online game operations in the United States, petitioned the Federal Bureau of Investigation for remission or mitigation of forfeiture of the property of two illegal server operators of Ragnarok Online, which property was deemed proceeds of copyright infringement violations by the illegal server operators, and US$154,674.73 was returned to Gravity Interactive, Inc. in April 2011. We may incur considerable costs in the future in order to remedy software piracy of our server software and to enforce our rights against the operators of unauthorized server networks.

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

We cannot be certain that our online games do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others. For example, in November 2010, Gravity Interactive, Inc., which manages Dragonica game operations under the name Dragon Saga in the United States and Canada, THQ*ICE LLC, the former game distributor of Dragonica in the United States and Canada, and THQ Inc., the former joint venture partner of THQ*ICE LLC, were accused of trademark infringement. The owner of the registered trademark of Dragonica in the United States filed a lawsuit with the United States District Court for the Southern District of Florida seeking damages and any profits and gains to the defendants through the alleged trademark infringement and the lawsuit was settled in March 2012. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may be required to pay penalties, fines and pay for unauthorized use of such intellectual property and we may need to incur additional license fees or be forced to develop alternative technology or obtain other licenses. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. In addition, certain of our employees were recruited from other online game developers, including current and potential competitors. To the extent these employees have been and are involved in the development of our games that are similar to the games they helped develop at their former employers, we may become subject to claims that we or such employees have improperly used or disclosed trade secrets or other proprietary information. Although we are not aware of any pending or threatened claims of this type, if any such claims were to arise in the future, litigation or other dispute resolution procedures might be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources.

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

According to the 2011 report issued by the Korea Creative Content Agency, an industry, non-profit organization that promotes the export of Korean culture, the growth of the Internet café industry started to stabilize from 2000 although the total number of personal computers, or PCs, in Internet cafés continues to increase steadily. The number of Internet cafés slightly increased in 2008 and 2009 after a short period of decrease in 2007 due to certain legal developments such as the Enforcement Decree of the Building Act, which placed limitations on the space for Internet cafés, the School Health Act, which prohibited the entry of certain facilities into the school environment clean-up zone, and the Mandatory Registration of Businesses Supplying Games, which was enforced by the government to regulate “speculative” gambling places. There has been a significant decrease in the number of Internet cafés in operation in 2010 and the number of Internet cafés, and as a result the total number of PCs at Internet cafés, are expected to gradually decrease in the long term as small-scale Internet cafés lacking price competitiveness close down operations. Furthermore, as a result of a rapid increase in the use of smartphones and other mobile devices, with which people access the Internet in a more convenient manner, the number of Internet cafés is expected to continue to decrease. Internet cafés have traditionally been the largest consumer and served as a medium of the game industry in Korea and any future reduction in the number of Internet cafés may shrink the size of the overall game market in Korea and adversely affect our ability to target a core group of potential users who prefer playing online games, in particular, MMORPGs, at Internet cafés.

The high cost to access the Internet in certain markets may impede our entry into new markets.

Our growth potential in many of the markets in which our games are currently distributed or which we intend to enter, such as Southeast Asia and South America, may be limited as the penetration rates for PCs in such markets are relatively low and the cost of Internet access relative to the per capita income is higher when compared to some of our principal markets such as Korea and Japan. If we are unable to successfully enter and develop new markets for our games, our growth and profit improvement strategies, our revenues, profitability and competitiveness may be materially and adversely affected.

Occurrence of widespread public health problems could adversely affect our business and results of operations.

In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in Mexico and quickly spread to other parts of the world. Outbreak of widespread public health problems such as swine flu, avian influenza, or severe acute respiratory syndrome, or SARS, in China or in other countries may prevent our customers from accessing Internet cafés and may adversely affect our prospects, business and operating results.

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

Our status as a passive foreign investment company (“PFIC”) in 2011 and potentially other years could result in adverse U.S. tax consequences for you.

In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments, and other passive assets after our initial public offering, we may have been a PFIC for U.S. federal income tax purposes since our initial public offering. In particular, due to the deterioration of the trading price of our ADSs, we believe that we were a PFIC in 2008 through 2011, and there is a significant risk that we will continue to be a PFIC in 2012. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you could be subject to adverse U.S. federal income tax consequences. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding our ADSs or common shares if we are considered a PFIC in any taxable year. See ITEM 10.E. “TAXATION — MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS — PFICs.”

If we fail to achieve and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results or do so on a timely basis or reduce our ability to prevent or detect fraud, and investor confidence and the market price of our ADSs may be adversely affected.

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires us to, among other things, maintain an effective system of internal controls over financial reporting, and requires our management to provide a certification on the effectiveness of our internal controls on an annual basis.

Although we have determined that we do not have a material weakness in our internal control over financial reporting for the year ended December 31, 2011, we may in the future determine that we have a material weakness in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results in a timely manner or prevent errors or fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to loss of investor confidence in the reliability of our consolidated financial statements and could result in investigations or sanctions by the SEC, the NASDAQ, or other regulatory authorities or in stockholder litigation. Any of these factors could ultimately harm our business and could adversely impact the market price of our ADSs. See ITEM 15. “CONTROLS AND PROCEDURES.”

Rapid technological developments and changes in market environment may limit our ability to recover game development or licensing costs and adversely affect our financial condition and results of operations due to impairment loss.

The online game industry is subject to rapid technological developments and changes in market environment, which could render our online games under development and commercialized games obsolete or unattractive to users. Any resulting failure to recover capitalized development or licensing costs and the recognition of impairment loss for such costs may materially and adversely affect our financial condition and results of operations. For example, we had Won 475 million impairment loss on intangible assets for capitalized research and development cost of Canaan in 2010. In 2011, we recognized an impairment loss on intangible assets for capitalized research and development cost of Won 799 million for Eternal Destiny.

We could suffer losses due to asset impairment charges.

We held a total of Won 15,209 million in acquired intangible assets and Won 7,477 million in goodwill at December 31, 2011. See Note 11 to our consolidated financial statements included in this annual report. We test goodwill and indefinite-lived intangible assets at least annually for impairment, and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying amount. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by management. If such an adverse event occurred and had the effect of changing one of the critical assumptions or estimates related to the fair value of our intangible assets or goodwill, an impairment charge could result. For example, during 2009, as a result of an overall decline in the fair value of the business reporting units in our business in Russia, we recorded a goodwill impairment charge of Won 241 million to write off the entire outstanding balance of goodwill in such reporting units. During 2011, we recorded impairment loss on goodwill of Won 514 million primarily due to the overall decline in the fair value of Gravity Games, and recognized an impairment loss of Won 2,384 million since the carrying amount of Dragonica before recognition of impairment loss exceeded its fair value. There can be no assurance that future reviews of our goodwill and other intangible assets will not result in impairment charges. Although it does not affect cash flow, an impairment charge does have the effect of decreasing our earnings, assets and shareholders’ equity.

RISKS RELATING TO OUR REGULATORY ENVIRONMENT

Our online operations and businesses are subject to regulation in certain of the countries in which our games are distributed, such as Korea, China, Taiwan, Japan and Thailand, the changes of which are difficult to predict, and the uncertainties in interpretation and enforcement of rules in such countries may limit the protections available to us.

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

Korea

Article 9(4) of the National Health Promotion Act was amended on June 7, 2011, which included changes such as the expansion of the scope of public facilities which are required to be designated as entirely non-smoking areas while, at the same time, permitting the establishment of separate smoking sections in order to protect smokers’ rights. Such public facilities include (i) business places offering games to adolescents, (ii) business places offering ordinary games, (iii) business places offering Internet computer games and (iv) business places offering combined distributed games as defined under the Act on Promotion of the Game Industry, and the amendment will be effective from June 8, 2013 with respect to such business places. The amendment may cause significant changes in the operation of Internet cafés, which currently operate both smoking and non-smoking sections. The number of Internet cafés in Korea is already gradually decreasing and the enactment of the proposed amendment may further reduce the number of Internet cafés operated by small business owners and have a material adverse affect on our business, financial condition and results of operations. See ITEM 3.D. “RISK FACTORS — RISKS RELATING TO OUR BUSINESS — Slow growth or contractions in the Internet café industry in Korea may affect our ability to target a core group of users.” See also ITEM 4.B. “BUSINESS OVERVIEW — LAWS AND REGULATIONS — Korea” for detailed discussion regarding Korean laws that affect our operations.

Under the Act on Promotion of the Game Industry, (i) “business places offering adolescent games” refers to business places which install and provide to the public games which are rated and classified as appropriate for use by all ages, (ii) “business places offering ordinary games” refers to business places which install and provide to the public, in addition to games which are rated and classified as appropriate for use by all ages, games which are rated and classified as prohibited to be used by minors, (iii) “business places offering Internet computer game facilities” refers to business places which have the necessary equipment such as computers to enable the public to play games or access other information materials on the Internet and (iv) “business places offering combined distributed games” refers to business places which provide games or Internet game facilities under the Act on Promotion of the Game Industry as well as other businesses in the same location.

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

Our future performance will depend in large part on the economic growth of our principal markets. Our top geographic markets in terms of revenues were Japan, Korea, the United States and Canada, Taiwan and Hong Kong/ Macau, and Europe, representing 51.3%, 18.2%, 10.2%, 6.2% and 3.6%, respectively, of our total revenues in 2011. Accordingly, our business, prospects, financial condition and results of operations are subject to the economic, political, legal and regulatory conditions and developments in these countries. Adverse economic developments in such markets may have an adverse effect on the number of our subscribers and our revenues and have a material adverse effect on our results of operations.

Deterioration in global economic conditions in the recent global downturn and the debt crisis in Europe has weakened the economies of the countries in which our games are distributed. Many countries for the foreseeable future may continue to experience economic slowdowns and recessionary pressures, including difficulty in securing credit in the global financial markets and decreased consumer confidence and discretionary spending. While the recent global economic developments did not yet have a material adverse effect on us, continuing deterioration or delayed recovery in global economic conditions could materially and adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could result in foreign currency exchange losses.

In most of the countries in which our games are distributed, the revenues generated by our overseas subsidiaries or licensees are denominated in local currencies, which include the U.S. dollar, the Japanese Yen, the Euro, the NT dollar, the Thai Baht and the Chinese Yuan. In 2011, approximately 81.8% of our revenues were denominated in foreign currencies, primarily in the U.S. dollar and the Japanese Yen. As the revenues denominated in local currencies, other than the U.S. dollar, the Japanese Yen and the Euro, are converted into the U.S. dollar for remittance of monthly royalty payments to us, any depreciation of the local currencies against the U.S. dollar will result in reduced license fees and monthly royalty payments in U.S. dollar terms and may materially and adversely affect our financial condition and results of operations.

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

As of December 31, 2011, we have not entered into any outstanding foreign currency forward exchange contract. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost-effective manner, or at all.

Increased tensions with North Korea could adversely affect us and the price of our ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions, particularly in light of the recent leadership change, and possible responses from the international community. There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension, which may occur, for example, if North Korea experiences a leadership or economic crisis, high-level contacts break down, or military hostilities occur, could adversely affect our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our ADSs.

Disruptions in Taiwan’s political environment could seriously harm our business and operations in Taiwan.

In 2011 and 2010, we derived 6.1% and 5.2%, respectively, of our total revenues from our licensees in Taiwan. The Chinese government asserts that it has sovereignty over Taiwan as well as mainland China and does not recognize the legitimacy of the government of Taiwan. The Chinese government has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or a foreign power interferes in Taiwan’s internal affairs. In response, the Taiwanese government promulgated the Referendum Law on December 31, 2003, last amended on June 17, 2009, allowing referenda on a range of issues to be proposed and voted upon. The law allows a referendum on key constitutional issues in the event that Taiwan faces a military attack from a foreign power and its sovereignty is threatened.

In March 2008, the Taiwanese people elected President Ma Ying-jeou, who has supported the cultivation of better relations with mainland China. For instance, in July 2008, Taiwan lifted the ban on Chinese person’s visiting Taiwan with certain limitations. In December 2008, Taiwan re-established regular direct transportation links with mainland China that had been shut since 1949, including regularly scheduled commercial flights and shipping and mail. Further, the Taiwanese government has partially unwound the restrictions on the investment in Taiwan by Chinese companies and person and several new regulations in connection therewith have been passed. For the purpose of furthering financial cooperation, Taiwan has entered into a memorandum of understanding regarding cross-strait financial supervision with mainland China on November 16, 2009, which became effective on January 16, 2010. Also, after several months of negotiation, the Taiwanese and Chinese governments entered into the Economic Cooperation Framework Agreement for enjoying custom benefits on June 29, 2010, which became effective on September 12, 2010. President Ma Ying-jeou was re-elected in January 2012, and the people on both sides of the Taiwan Straits generally believe he will continue to cultivate better relations with mainland China. Although recent trends may be beneficial to Taiwan’s economy, the history between Taiwan and mainland China has been marked with uncertainties. Deteriorations in the relationship between Taiwan and China and other factors affecting Taiwan’s political environment may materially and adversely affect our Taiwanese licensee’s business and our results of operations.

RISKS RELATING TO OUR AMERICAN DEPOSITARY SHARES

The public shareholders of our ADSs may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation and by the laws and regulations governing Korean corporations. The rights and responsibilities of our shareholders and members of our Board of Directors under Korean law may be different from those that apply to shareholders and directors of a U.S. corporation. For example, minority shareholder rights afforded under Korean law often require the minority shareholder to meet minimum shareholding requirements in order to exercise certain rights. Under applicable Korean law, of the total issued and outstanding shares, a shareholder must own at least (i) one percent to bring a shareholders’ derivative lawsuit (or to demand that a director cease certain activity or conduct if there are concerns that a director may cause irrevocable damage to the company by acting in violation of applicable laws and regulations or the articles of incorporation), (ii) three percent to demand convocation of an extraordinary meeting of shareholders, demand removal of directors or inspect the books and related documents of a company, or to propose the agenda for a general meeting of shareholders, (iii) ten percent to apply to the court for dissolution if there is gross improper management or a deadlock in corporate affairs likely to result in a significant and irreparable harm to the company or to apply to the court for a reorganization in the case of an insolvency and (iv) twenty percent to block a small-scale share exchange or a small merger that may be approved only by a board resolution. In addition, while the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a U.S. corporation. Although the “business judgment rule” concept exists in Korea, there is insufficient case law or precedent to provide guidance to the management and shareholders as to how it should be applied or interpreted. Holders of our ADSs may have more difficulty protecting their interests against actions of our management, members of our Board of Directors or controlling shareholders than they would as shareholders of a U.S. corporation.

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

Such exceptions include offering of new shares:

•	through a general public offering;

•	to the members of the employee stock ownership association;

•	upon exercise of a stock option;

•	in the form of depositary receipts;

•	to induce foreign direct investment necessary for business in accordance with the Foreign Investment Promotion Act of Korea;

•	for the purpose of raising funds on an emergency basis;

•	to certain companies under joint venture arrangements; or

•	by a public offering or underwritten by underwriters for the purpose of listing such shares on any stock exchange.

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

We were incorporated as a company with limited liability under Korean law on April 4, 2000 under the legal name of Gravity Co., Ltd. Following our initial public offering of 8,000,000 ADSs, each representing one-fourth of one share of our common stock, par value Won 500 per share on February 8, 2005, our ADSs were listed on the NASDAQ Stock Market’s the NASDAQ Global Market, formerly the NASDAQ National Market, under the symbol “GRVY.” We list below some of the recent developments relating to our organizational structure:

•

In March 2003, we established Gravity Interactive, LLC, our wholly-owned subsidiary in the United States. The name of Gravity Interactive, LLC was changed on January 1, 2006 to Gravity Interactive, Inc., or Gravity Interactive.

•

In January 2004, we acquired 50% of the voting shares of Gravity Entertainment Corporation, or Gravity Entertainment, formerly RO Production Co., Ltd., our subsidiary in Japan. In October 2004, we obtained from GungHo, which was then the other 50% shareholder of RO Production Co., Ltd., their ownership interest in RO Production Co., Ltd., which made Gravity Entertainment our wholly-owned subsidiary. RO Production Co., Ltd. changed its corporate name to Gravity Entertainment on February 5, 2005.

•	In November and December of 2005, we acquired an aggregate of 96.11% of the total shares of NeoCyon, Inc., or NeoCyon, which provides mobile multimedia services in Korea.

•

In August 2006, we founded Gravity EU SASU, a wholly-owned subsidiary based in France, which was converted into a joint venture company in which we have a 25% equity interest, Gravity EU SAS, with Media-Participations Paris SA as the joint venture partner, in July 2011.

•

In September 2006, we acquired 100% of the voting shares of Gravity CIS, Inc. formerly Mados, Inc., from Cybermedia International, Inc., a former subsidiary of NeoCyon. On November 21, 2007, the name of Gravity CIS, Inc. was changed to Gravity CIS Co., Ltd., or Gravity CIS.

•

In May 2007, we established Gravity Middle East & Africa FZ-LLC, or Gravity Middle East & Africa, a wholly-owned subsidiary in Dubai. Gravity Middle East & Africa has been in the process of liquidation since September 2008.

•

In October 2007, we founded Gravity RUS Co., Ltd., or Gravity RUS, a Russia-based subsidiary, and acquired 99.99% of the voting shares, and transferred 100% of the voting shares of Gravity CIS to Gravity RUS in December 2007.

•

In October 2007, we formed L5 Games Inc., or L5 Games, a game development studio in the United States which is a wholly-owned subsidiary of Gravity Interactive. L5 Games went into liquidation proceedings in the United States in August 2008 and the liquidation was completed in May 2010.

•

On April 1, 2008, GungHo acquired shares of our common stock, after which it became our largest shareholder, beneficially owning approximately 52.4% of our common shares. GungHo subsequently purchased our ADSs and beneficially owns approximately 59.3% of our common shares as of March 31, 2012.

•

In June 2010, we acquired from Terabit Telecom Ltd., a Russia-based online game company, a 25% of equity interest in Ingamba LLC, or Ingamba, a joint venture company established in April 2010 for online game service in Russia, and Terabit Telecom sold its 75% of equity interest in Ingamba to Stylonos Technologies Ltd., a Russia-based online game company, in December 2010.

•

In October 2010, we acquired an aggregate of 50.83% of the total shares of Barunson Interactive Corporation, or Barunson Interactive, an online game developer in Korea. Barunson Interactive changed its corporate name to Gravity Games Corporation, or Gravity Games, on March 28, 2011.

Our registered office is located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795, Korea. Our telephone number is (822) 2132-7000. Our main Web site is at http://www.gravity.co.kr.

ITEM 4.B.	BUSINESS OVERVIEW

OVERVIEW

We are a leading developer and publisher of online games in Japan, Taiwan, Brazil, the Philippines, Singapore, Malaysia and Thailand based on the number of peak concurrent users, or PCU, as compiled from various statistical data available from public sources in such countries. We are based in Korea and we currently offer thirteen online games worldwide and have one online game in development and one online game developed or being developed by third parties for which we have entered into license agreements. Our principal product, Ragnarok Online, is commercially offered in Korea and 78 other countries and markets. Ragnarok Online II is currently commercially offered in Korea. Requiem is commercially offered globally. Emil Chronicle Online is commercially offered in Hong Kong, Taiwan, Indonesia and China. R.O.S.E. Online is commercially offered in the United States, Canada, Mexico and 40 other countries. Dragonica is commercially offered in the United States, Canada and 53 other countries. H.A.V.E. Online and Ragnarok Online Guild Masters are commercially offered in Japan. Canaan, Kun Woong Online, Finding Neverland Online and Jeweled Planet are commercially offered in Korea. Fashion Star is commercially offered worldwide on Facebook. We also offer a number of mobile games and license the merchandizing rights of character-related products based on our online games. We intend to diversify our online game offering by developing online games in-house as well as publishing additional online games developed by third parties. We are also expanding our business by providing our games on multiplatform devices, such as Nintendo DS, Xbox Live Arcade, PlayStation Portable or PSP, and PlayStation Vita or PS Vita.

In Korea, we directly manage all aspects of operations of our games, such as marketing, operation, billing and customer service. For certain countries and markets, our subsidiaries directly manage such game operations. Gravity Interactive, our wholly-owned subsidiary in the United States, is responsible for all aspects of Ragnarok Online game operations in the United States, Canada, Australia, New Zealand and India, for all aspects of Requiem game operations globally except for Russia and 14 other countries and Taiwan, Hong Kong and Macau, for all aspects of R.O.S.E. Online game operations in the United States, Canada, Mexico and 40 European countries, and for all aspects of Dragonica, which is also known as Dragon Saga, in the United States and Canada. In the countries where we and our wholly-owned subsidiary, Gravity Interactive, manage game operations, our game revenues are recorded as subscription revenues.

In the rest of the countries in which our games are offered, our overseas licensees are responsible for all aspects of game operations in their respective markets in close cooperation with us. Our license agreements have an initial term of two or three years and are subject to renewal once the initial term expires. We rely on the initial and renewal license fees and the ongoing royalties from our overseas licensees for a significant portion of our revenues. The ongoing royalties are based on a percentage of revenues generated by our overseas licensees from the subscriptions to our games or the micro-transaction system in their respective markets.

The following table sets forth a summary of our consolidated statements of operations showing revenues from our online games (by type of revenue and geographic market), mobile games, and character merchandising and other revenue as a percentage of total net revenues for the periods indicated.

	Year Ended December 31,
	2009			2010			2011			2011(1)
	(In millions of Won and thousands of US$, except percentages)
Online game revenues(2):
Subscriptions:
Korea	(Won)	4,951	8.6%	(Won)	3,829	7.3%	(Won)	4,740	8.2%	US$	4,092
United States/Canada(3)		5,785	10.1		4,664	8.9		5,832	10.2		5,034
Others		1,938	3.4		1,415	2.7		984	1.7		849

Subtotal		12,674	22.1		9,908	18.9		11,556	20.1		9,975

Royalties and license fees:
Japan		28,089	48.9		24,761	47.3		23,854	41.5		20,590
Taiwan/Hong Kong/Macau		1,827	3.2		2,864	5.5		3,561	6.2		3,074
Others(3)		4,121	7.2		4,507	8.6		8,137	14.1		7,024

Subtotal		34,037	59.3		32,132	61.4		35,552	61.8		30,688

Mobile game revenues		7,882	13.7		9,188	17.5		9,293	16.2		8,022
Character merchandising and other revenue		2,810	4.9		1,134	2.2		1,076	1.9		928

Total net revenue	(Won)	57,403	100.0%	(Won)	52,362	100.0%	(Won)	57,477	100.0%	US$	49,613

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,158.50 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on December 30, 2011.

(2)	Online game revenues include revenues from Ragnarok Online, R.O.S.E. Online, Requiem, Emil Chronicle Online, Dragonica, Pororo Game, Canaan, H.A.V.E. Online, Eternal Destiny, Kun Woong Online, Pucca Racing, Time N Tales, our social network games and from online game channeling service through GnJoy, our online game portal site. The revenues from Dragonica in 2010 only include revenues arising after October 21, 2010 when we acquired Barunson Interactive, currently Gravity Games, the developer of Dragonica. Pororo Game, Canaan, H.A.V.E. Online, Eternal Destiny and Kun Woong Online were commercially launched in September 2009, October 2010, March 2011, August 2011 and November 2011, respectively. We commercially launched our two social network games, Fashion Star and Jeweled Planet in January 2011 and March 2011, respectively, and we launched our online game channeling service in August 2011. We discontinued offering Time N Tales, Pucca Racing and Eternal Destiny in March 2009, June 2010 and November 2011, respectively.

(3)	Subscription revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries managed by Gravity Interactive. The license agreement for Ragnarok Online with Gravity Interactive was amended in January 2008 to include Australia and New Zealand as countries serviced by Gravity Interactive, and in September 2009 to include India as a country serviced by Gravity Interactive. Revenues generated in India prior to the respective amendment to the license agreement were shown as Online game revenues-Royalties and license fees-Others. The license agreement for Requiem with Gravity Interactive was amended in December 2009 to include the United Kingdom and 38 other European countries, and further amended in June 2011 to include Mexico and 23 other Central and South American countries as countries serviced by Gravity Interactive. The license agreement for Requiem with Gravity Interactive was further amended in October 2011 to grant Gravity Interactive the worldwide distribution right of Requiem except for the existing licensed territories in which we have already granted licenses for Requiem game service to other local licenses.

OUR PRODUCTS

We currently have five product lines: MMORPGs, other online games, social network games, mobile games, and game-related products and services, including animation and character-based merchandise. Revenues from our principal product, Ragnarok Online, accounted for 66.0% of our total revenues in 2011, compared with 71.8% of our total revenues in 2010. We are seeking to diversify our revenue sources by offering additional MMORPGs, casual online games, social network games and other products and services, including mobile games.

Massively multiplayer online role playing games (MMORPGs)

MMORPG is a genre of computer role playing games in which a large number of players interact with one another within a virtual game world.

The following table summarizes the MMORPGs that we currently offer and currently in development, and those games licensed from third party developers.

Title	Description	Game Source	Date of Commercial Launch/Testing(2)
Ragnarok Online	Action adventure with 150 levels of skill upgrades, which features two-dimensional characters in three-dimensional backgrounds(1)	Developed in-house	Launched in August 2002
Ragnarok Online II	Three-dimensional sequel to Ragnarok Online	Developed in-house	Launched in March 2012
Requiem	Three-dimensional action adventure	Developed in-house	Launched in October 2007
Emil Chronicle Online	Three-dimensional action adventure	Licensed from third party developer	Launched in August 2007
Dragonica (Dragon Saga)(3)	Three-dimensional action adventure	Originally licensed from third party developer and currently owned by us(4)	Launched in February 2009(5)
R.O.S.E. Online	Three-dimensional action adventure with seven independent storylines	Originally licensed from third party developer; currently owned by us(6)	Launched in January 2005
Canaan	Web browser-based casual	Licensed from third party developer	Launched in October 2010
Kun Woong Online	Two-dimensional action adventure	Licensed from third party developer	Launched in November 2011
Finding Neverland Online	Three-dimensional casual action adventure	Licensed from third party developer	Launched in January 2012
Maestia	Three-dimensional action adventure	Licensed from third party developer	Currently expected to launch in the third quarter of 2012
East Road (tentative title)	Three-dimensional action adventure	Being developed in- house(7)	Not determined

Notes:

(1)	A game with such features is generally referred to in the industry as a 2.5 dimensional game.

(2)	The actual date of commercial launch of games in each country is dependent on a variety of factors, including technical viability and durability, availability of in-house development capability, market conditions, beta testing results and availability of licensing partners in various jurisdictions, among others.

(3)	Dragonica is commercially offered in the United States and Canada under the name Dragon Saga. We also intend to offer Dragonica in Korea under the name Dragon Saga.

(4)	We acquired an aggregate of 50.83% equity interest in Gravity Games, formerly known as Barunson Interactive, which developed Dragonica, on October 21, 2010.

(5)	Dragonica was initially launched in China in February 2009 followed by 54 other countries and markets under license agreements between Gravity Games and local publishers before our acquisition of Gravity Games.

(6)	We acquired an aggregate of 88.15% equity interest in TriggerSoft, which developed R.O.S.E. Online in April and May 2005. TriggerSoft was liquidated in October 2007.

(7)	East Road is being developed by Gravity Games.

Ragnarok Online

Ragnarok Online is commercially offered in Korea and 78 other countries and markets since its commercial launch in August 2002. Ragnarok Online represented 66.0% of our total revenues or Won 37,963 million (US$32,769 thousand) in 2011, compared with 71.8% of our total revenues or Won 37,574 million in 2010. See ITEM 4.B. “BUSINESS OVERVIEW — OUR MARKETS — Overseas markets.”

The following are revenues generated by Ragnarok Online for the periods indicated:

		Year Ended December 31,
Revenue Type	Country	2009		2010		2011		2011(1)
		(In millions of Won and thousands of US$)
Online game-subscription revenue	Korea	(Won)	4,156	(Won)	3,412	(Won)	4,542	US$	3,921
	United States/Canada(2)		3,794		3,003		3,479		3,003
	Others(3)(4)		1,046		944		950		820

	Subtotal		8,996		7,359		8,971		7,744

Online game-royalties and license fees	Japan		28,089		24,637		22,320		19,266
	Taiwan/Hong Kong/Macau		1,452		2,167		2,769		2,390
	Brazil		1,057		1,079		1,162		1,003
	Philippines		707		689		889		767
	Thailand		819		719		865		747
	Indonesia		362		214		208		180
	Middle East/Africa		7		123		209		180
	Europe(4)		408		152		201		174
	China		336		373		166		143
	Singapore/Malaysia		57		40		114		98
	Russia/CIS countries(3)		—		22		89		77

	Subtotal		33,294		30,215		28,992		25,025

	Total	(Won)	42,290	(Won)	37,574	(Won)	37,963	US$	32,769

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,158.50 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on December 30, 2011.

(2)	Includes subscription and other types of game revenues generated in Australia, New Zealand and India managed by Gravity Interactive. Such revenues from other countries constitute a minor portion of the revenues recorded as subscription revenues from the United States and Canada.

(3)	Gravity CIS, our wholly-owned subsidiary in Russia, was responsible for all aspects of Ragnarok Online and Requiem game operations in Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan only through June 15, 2010. After we entered into a license agreement with Ingamba on June 16, 2010 to distribute Ragnarok Online, Ragnarok Online is serviced in the 15 countries by Ingamba. The revenues generated in the 15 countries until June 15, 2010 were shown as Online game-subscription revenue-Others and those after June 16, 2010 were shown as Online game-royalties and license fees-Russia/CIS countries.

(4)	Burda:ic GmbH was responsible for all aspects of Ragnarok Online game operations in Germany, Austria, Switzerland, Italy and Turkey through October 14, 2010 and Gravity EU SASU, our former wholly-owned subsidiary in France, was responsible for all aspects of Ragnarok Online game operations in France and Belgium through June 30, 2011. Our license agreement for Ragnarok Online with Gravity EU SASU was amended in June 2008 to include the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark and Spain as service countries and further amended on October 15, 2010 to include Germany, Austria, Switzerland, Italy, Turkey where Ragnarok Online game services had previously been offered by Burda:ic and 13 other European countries. On June 30, 2011, we reduced our ownership interest in Gravity EU SASU (now Gravity EU SAS) to 25% by entering into a joint venture arrangement with Media-Participations Paris SA. Upon these changes, (i) the revenues generated in Germany and four other European countries through October 14, 2010 were shown as Online game-royalties and license fees-Europe, those generated from October 15, 2010 to June 30, 2011 were shown as Online game-subscription revenue-Others and those generated on or after July 1, 2011 were shown as Online game-royalties and license fees-Europe; (ii) the revenues generated in France and Belgium through June 30, 2010 were shown as Online game-subscription revenue-Others and those generated on or after July 1, 2011 were shown as Online game-royalties and license fees-Europe; (iii) the revenues generated in the United Kingdom and 20 others European countries from October 15, 2010 when Ragnarok Online was commercially launched in these countries to June 30, 2011 were shown as Online game-subscription revenue-Others and those generated on or after July 1, 2011 were shown as Online game-royalties and license fees-Europe.

The table below provides for the periods indicated, the peak concurrent users and average concurrent users of Ragnarok Online since the first quarter of 2009, in each of our principal markets for Ragnarok Online.

		1Q 09	2Q 09	3Q 09	4Q 09	1Q 10	2Q 10	3Q 10	4Q 10	1Q 11	2Q 11	3Q 11	4Q 11	1Q 12
Japan	PCU(1)	58,171	57,387	54,671	59,800	52,585	48,113	61,322	55,089	43,869	44,155	47,387	48,085	38,984
	ACU(2)	24,554	23,038	21,331	21,817	20,232	18,547	22,631	20,905	17,983	17,909	18,157	17,203	15,654
Korea	PCU	6,127	6,975	7,610	6,949	6,502	4,427	5,001	15,232	16,064	11,026	10,848	37,810	7,628
	ACU	3,211	2,641	3,525	3,319	3,091	2,367	1,939	4,487	6,403	3,620	3,233	3,940	2,814
USA/Canada	PCU	4,908	5,093	5,634	5,128	4,933	5,476	5,307	5,502	4,692	6,635	6,811	9,201	5,180
	ACU	3,181	3,300	3,758	3,332	3,298	4,124	3,681	3,338	3,176	4,189	5,127	3,996	4,026
Taiwan & Hong Kong	PCU	27,686	27,616	37,066	27,803	29,089	30,542	32,409	120,781	119,473	109,695	88,816	84,587	89,035
	ACU	20,351	20,678	23,599	19,274	22,437	25,087	25,522	71,580	90,670	82,966	71,207	69,560	73,345

Notes:

(1)	PCU, or peak concurrent users, represents the highest number of users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

(2)	ACU, or average concurrent users, represents the average number of concurrent users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

(3)	We believe that the number of users as measured by PCU or ACU (i) is reflective of our active user base and (ii) is correlated to revenues as revenues from an online game depend on the number of users as well as time spent playing the game. However, PCU and ACU are non-financial variables and the data presented has not been audited or reviewed. Other companies may determine PCU or ACU differently than we do.

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

Ragnarok Online II

Ragnarok Online II, a three-dimensional MMORPG, is a sequel to Ragnarok Online with enhanced character and community features. Ragnarok Online II includes pastel-type graphics, advanced character customization and detailed monsters and non-player characters. Ragnarok Online II also adopts Mr. Myoung-Jin Lee’s original drawings from his comic book Ragnarok and music from Kanno Yoko, a well-respected composer in the animation industry. We commercially launched Ragnarok Online II in Korea in March 2012. We have entered into license and distribution agreements for Ragnarok Online II with six licensees in nine countries, including Thailand, Japan, the Philippines, Singapore, Malaysia, Vietnam, China, Indonesia and Brazil. The total value of the license and distribution agreements for Ragnarok Online II is US$43,390 thousand as of December 31, 2011. See ITEM 3.D. “RISK FACTORS — RISKS RELATING TO OUR BUSINESS — If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected.”

Requiem

Unlike Ragnarok Online and Ragnarok Online II, which do not emphasize violent themes, we designed Requiem to showcase user-to-user combat. Requiem provides players with a variety of combat systems, which allow them to accumulate experience and reward points to be used when they buy special items designed for combats.

We commercially launched Requiem in Korea in October 2007, in the United States, Canada, Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan in June 2008, in Switzerland, Norway, Denmark, Ireland, Spain, Sweden, the United Kingdom, Iceland, Finland, France, Germany, Greece, Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Albania, Andorra, Bosnia and Herzegovina, Liechtenstein, Monaco, Montenegro, San Marino, Serbia, Vatican City State, Croatia, Former Yugoslav Republic of Macedonia and Turkey in December 2009, in Taiwan, Hong Kong and Macau in May 2010 and Mexico, Guatemala, El Salvador, Nicaragua, Panama, Honduras, Belize, Cuba, Jamaica, Haiti, Dominica, Costa Rica, Puerto Rico, Ecuador, Colombia, Peru, Venezuela, Guyana, Suriname, French Guiana, Chile, Bolivia, Paraguay and Argentina in June 2011. We entered into global service agreements with AsiaSoft Corporation Public Co., Ltd. in December 2009 for markets in Thailand, Vietnam, Singapore and Malaysia, with PT. Lyto Datarindo Fortuna in February 2010 for Indonesian market and with Digital Media International Inc. in June 2010 for the Philippine market pursuant to which we offer Requiem directly to the local markets to generate subscription revenues and pay service fees to AsiaSoft Corporation Public Co., Ltd., PT. Lyto Datarindo Fortuna and Digital Media International Inc. for services related to marketing and billing, among others. We commercially launched Requiem in Thailand, Vietnam, Singapore and Malaysia in March 2010, Indonesia in April 2010 and the Philippines in August 2010 and ceased offering commercial service through these consignees in these markets in July 2011. Requiem is currently commercially offered globally through an amendment to the license agreement with Gravity Interactive in October 2011, which allows Gravity Interactive to distribute the game worldwide except for the existing licensed territories in which we have already granted licenses for Requiem game service to local licensees.

Requiem represented 2.9% of our total revenues or Won 1,660 million (US$1,432 thousand) in 2011, compared with 4.2% of our total revenues or Won 2,182 million in 2010.

The following are revenues generated by Requiem for the periods indicated:

		Year Ended December 31,
Revenue Type	Country	2009		2010		2011		2011(1)
		(In millions of Won and thousands of US$)
Online game-subscription revenue	Korea	(Won)	559	(Won)	303	(Won)	121	US$	104
	United States/Canada(2)		1,387		981		1,162		1,003
	Russia/CIS countries(3)		892		368		—		—
	Others		—		103		34		29

	Subtotal		2,838		1,755		1,317		1,136

Online game-royalties and license fees	Russia/CIS countries(3)		—		72		187		161
	Taiwan/Hong Kong/Macau		—		355		156		135

	Subtotal		—		427		343		296

	Total	(Won)	2,838	(Won)	2,182	(Won)	1,660	US$	1,432

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,158.50 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on December 30, 2011.

(2)	Includes subscription and other types of game revenues generated in other countries serviced by Gravity Interactive. Such revenues from other countries constitute a minor portion of the revenues recorded as subscription revenues from the United States and Canada.

(3)	Gravity CIS, our wholly-owned subsidiary in Russia, was responsible for all aspects of Requiem game operations in Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan only through June 15, 2010. After we entered into a license agreement with Ingamba on June 16, 2010 to distribute Requiem, Requiem is serviced in the 15 countries by Ingamba. The revenues generated in the 15 countries through June 15, 2010 were shown as Online game-subscription revenue-Russia/CIS countries and those generated on or after June 16, 2010 were shown as Online game-royalties and license fees-Russia/CIS countries.

Emil Chronicle Online

We commercially launched Emil Chronicle Online in Korea, Thailand, Hong Kong, Taiwan, Indonesia, Singapore/Malaysia and China in August 2007, September 2007, June 2008, August 2008, September 2009, October 2009 and October 2011, respectively and ceased offering commercial service in Singapore and Malaysia in September 2010, in Korea in November 2010, and in Thailand in September 2011. Emil Chronicle Online is the first online game developed by GungHo, the publisher of Ragnarok Online in Japan, which is our controlling and majority shareholder. Emil Chronicle Online is an animation style game based on the chronicles of three races: Emils, Titanians and Dominions, that offers various characters and avatars for players to enjoy. We entered into a software licensing agreement with GungHo in December 2005 for the right to publish and distribute Emil Chronicle Online worldwide, except for in Japan, which was renewed in August 2011. In February 2009, we entered into a license and distribution agreement with PT. Wave Wahana Wisesa for distribution of Emil Chronicle Online in Indonesia. We entered into license and distribution agreements for Emil Chronicle Online in Taiwan and Hong Kong with GameCyber Technology Ltd. in August 2007, which was renewed in June 2011. We entered into a license and distribution agreement in Thailand with Onenet in September 2010, which expired in September 2011. We entered into a license distribution agreement with Access Bright Limited to distribute Emil Chronicle Online in China in June 2010. In February 2012, we entered into a license agreement for Emil Chronicle Online with Gravity Interactive to distribute a Web-browser based version of the game worldwide except for Japan through certain designated Web sites. The amount of revenues from Emil Chronicle Online in 2011 represented less than 1% of our total revenues and that in 2010 represented 1.3% of our total revenues or Won 671 million.

Dragonica (Dragon Saga)

Dragonica is a three-dimensional side-scrolling MMORPG, which is offered in the United States and Canada under the name Dragon Saga. Dragonica was developed by Gravity Games, our 50.83%-owned subsidiary. Dragonica is currently commercially offered in China, Taiwan, Hong Kong, Macau, Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Romania, Slovakia, Slovenia, Sweden, Switzerland, Norway, the United Kingdom, Singapore, Malaysia, Australia, New Zealand, Thailand, Indonesia, Vietnam, Laos, Cambodia, Russia, Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Tajikistan, Turkmenistan, Ukraine, Uzbekistan, Japan, the United States and Canada. Gravity Games entered into a license agreement for Dragonica in Brazil with Gamemaxx Ltda. in October 2011. We entered into an agreement with Gravity Games to publish Dragonica in Korea in December 2011 and conducted closed beta testing under the name Dragon Saga in April 2012. The amount of revenues from Dragonica represented 8.2% of our total revenues or Won 4,715 million (US$4,070 thousand) in 2011 and that in 2010 represented 1.6% of our total revenues or Won 823 million.

R.O.S.E. Online

R.O.S.E. Online is commercially offered in the Unites States, Canada, Mexico, Switzerland, Norway, Denmark, Ireland, Spain, Sweden, the United Kingdom, Iceland, Finland, France, Germany, Greece, Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Albania, Andorra, Bosnia and Herzegovina, Liechtenstein, Moldova, Monaco, Montenegro, San Marino, Serbia, Vatican City State, Croatia, Former Yugoslav Republic of Macedonia and Turkey since its commercial launch in January 2005. R.O.S.E. Online represented 1.2% of our total revenues or Won 704 million (US$608 thousand) in 2011, compared with 1.2% of our total revenues or Won 604 million in 2010.

Canaan

Canaan is a Web browser-based casual MMORPG, which is played on a Web browser and which does not require any client-side software to be installed. In January 2010, we entered into a license agreement with Xpec Entertainment Inc., a Taiwanese game developer, to publish Canaan in Korea. We commercially launched Canaan in Korea in October 2010. The amount of revenues from Canaan in 2011 and 2010 represented less than 1% of our total revenues in 2011 and 2010.

Kun Woong Online

Kun Woong Online is a two-dimensional MMORPG. In January 2011, we entered into a license agreement with Shanghai Jiayou Network Technology Co., Ltd., a Chinese game developer, and SL Media & Games Co., Ltd. a Korean game publisher, to publish Kun Woong Online in Korea. We commercially launched Kun Woong Online in Korea in November 2011. Kun Woong Online represented less than 1% of our total revenues in 2011.

Finding Neverland Online

Finding Neverland Online is a three-dimensional casual MMORPG. In February 2011, we entered into a license agreement with X-Legend Entertainment Co., Ltd., a Taiwanese game developer, to publish Finding Neverland Online in Korea. We commercially launched Finding Neverland Online in Korea in January 2012.

Maestia

Maestia is a three-dimensional MMORPG. In March 2012, we entered into a license agreement with RoC Works Co., Ltd., a Korean game developer, to publish Maestia in the United States and Canada. While we currently expect to launch the game in the third quarter of 2012, no assurance can be given that we can meet this anticipated launch date.

East Road (tentative title)

East Road is a three-dimensional MMORPG, which is being developed by Gravity Games, our 50.83%-owned subsidiary. We entered into an agreement with Gravity Games in June 2011 to publish East Road in Korea and Japan.

Eternal Destiny

Eternal Destiny is a Web browser-based casual MMORPG. In January 2010, we entered into a license agreement with Xpec Entertainment Inc. to publish Chaos Land, the original name of Eternal Destiny, in North America excluding the Canadian province of Quebec, which was amended in December 2010 to change the title of the game to Eternal Destiny for service in North America. We entered into a license and distribution agreement with Gravity Interactive in January 2011 to distribute Eternal Destiny in North America excluding the Canadian province of Quebec. We commercially launched Eternal Destiny in North America excluding the Canadian province of Quebec in August 2011 and ceased offering commercial service in November 2011. Eternal Destiny represented less than 1% of our total revenues in 2011.

Other online games

Apart from MMORPGs, we are currently offering commercially one third person shooter game and one tactical role playing game. A third person shooter is a three-dimensional action game emphasizing challenge of aiming and shooting in which a player can see his avatar on screen in a third-person view. A tactical role playing game is a game incorporating elements of strategy games and role playing games and it lays emphasis on battle strategy without requiring users to explore the game world unlike traditional role playing games.

H.A.V.E. Online (Toy Wars)

H.A.V.E. Online is a casual third person shooter game developed by SK i-media Co., Ltd., currently NQ Games Co., Ltd., an online game developer based in Korea. In April 2010, we entered into a publishing agreement with SK i-media Co., Ltd. to publish H.A.V.E. Online in Korea and Japan. We entered into a license and distribution agreement with GungHo in August 2010 to distribute H.A.V.E. Online in Japan. We commercially launched H.A.V.E. Online in Japan under the name Toy Wars in March 2011 and conducted open beta testing of H.A.V.E. Online in Korea from May 2011 to August 2011. H.A.V.E. Online represented 1.9% of our total revenues or Won 1,106 million (US$955 thousand) in 2011.

Ragnarok Online Guild Masters

Ragnarok Online Guild Masters is a Web browser-based tactical role playing game based on Ragnarok Online, which is played on a Web browser and which does not require any client-side software to be installed. We entered into an agreement with NeoCyon in March 2011 to develop and distribute Ragnarok Online Guild Masters worldwide. NeoCyon entered into a consignment agreement with GungHo in April 2011 to develop a Japanese version of the game and a license agreement with GungHo in May 2011 to distribute the game in the Japanese market. We commercially launched Ragnarok Online Guild Masters in Japan in October 2011.

Social network games

Social network games are simple games that are played on social networking Web sites or on mobile phones. Players typically access social network games through their social network accounts. When players connect to a game, it allows them to invite online friends to join in or facilitate competitions with potentially millions of other players. Currently, we commercially offer two social network games, Fashion Star and Jeweled Planet. We commercially launched Fashion Star on Cyworld, a social network site, in Korea in January 2011 and T World, a mobile application store, in July 2011, Facebook in June 2011 and Apple’s App Store in November 2011. Jeweled Planet was commercially launched on Cyworld in March 2011 and T World in July 2011. The amount of revenues from social network games in 2011 represented less than 1% of our total revenues in 2011.

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

We have released Ragnarok Online Mobile Story and Ragnarok Violet, both of which are based on Ragnarok Online, in the smartphone game market. Ragnarok Online Mobile Story, which was originally launched in Japan in March 2010, was released on Google Android in Japan in December 2010. Ragnarok Violet, which was originally launched in Korea and Japan in March 2008 and November 2009, respectively, was released in Apple’s App Store in Japan in April 2011 and in Korea and the United States in August 2011. We have also released some other mobile arcade games for Apple’s App Store, Google Android as well as feature phones.

The following are revenues generated from our mobile business for the periods indicated:

	Year Ended December 31,
Country	2009		2010		2011			2011(1)
	(In millions of Won and thousands of US$, except percentages)
Korea	(Won)	4,931	(Won)	5,274	(Won)	4,550	49.0%	US$	3,927
Japan		2,951		3,913		4,710	50.7		4,066
Others		—		1		33	0.3		29

Total	(Won)	7,882	(Won)	9,188	(Won)	9,293	100.0%	US$	8,022

Note:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,158.50 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on December 30, 2011.

Game-related products and services

Game character merchandising

In order to optimize the commercial opportunities presented by the popularity of Ragnarok Online and its characters, we and our licensees have been marketing dolls, stationery, food and other character-based merchandise, as well as game manuals, monthly magazines and other publications, based on the game. We currently have arrangements with a Korean vendor and GungHo to license Ragnarok Online’s game characters in Korea and Japan. In Japan, we have been conducting game character merchandising by selling game packages, which package our online game software in DVD format for PC users, in connection with game distribution. We intend to expand our character marketing for our new games as they are launched.

The amount of revenues from game character merchandising represented less than 1% of our total revenues in both 2011 and 2010.

Multiplatform and Internet protocol television games

In December 2006, we entered into a licensing agreement with GungHo to develop and distribute Ragnarok DS, a Nintendo DS version of Ragnarok Online. Ragnarok DS was released in Japan, Korea and the United States and Canada in December 2008, June 2009 and February 2010, respectively. We also entered into agreements with GungHo for development and distribution of Ragnarok: The Princess of Light and Darkness, a tactical role playing game for PSP based on Ragnarok Online, in September 2010 and the game was released in Japan in October 2011. In addition, Ragnarok Odyssey, an action game on PS Vita platform, based on Ragnarok Online, which was developed under a co-development agreement entered into with GungHo in December 2010, was released in Japan in February 2012.

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

The amount of revenues from multiplatform device and IPTV represented 1.1% of our total revenues or Won 648 million (US$559 thousand) in 2011, compared with less than 1% of our total revenues in 2010.

Animation

Gravity Entertainment, our Japanese subsidiary, entered into an agreement with G&G Entertainment Inc. and three other Japanese media and entertainment companies for the production and distribution of 26 half-hour episode animation series based on the storyline and characters of Ragnarok Online. The series was produced by Gravity Entertainment and broadcast on television in nine countries from 2004 through 2007. The animation series of Ragnarok Online has been sold in DVD and VOD (video on demand) formats in North America since March 2006 and it has also been distributed in Europe. Our revenues from our animation business were negligible and represented less than 1% of our total revenues in both 2011 and 2010.

OUR MARKETS

Japan, Korea, the United States and Canada, Taiwan and Hong Kong/Macau, and Europe were our biggest geographic markets in 2011 in terms of revenue. Each of these markets is serviced either by us or a distribution company. We directly manage game operations in Korea. Gravity Interactive, our wholly-owned subsidiary, manages game operations in the United States and Canada, and Requiem and R.O.S.E. Online game operations in Europe. GungHo Online Entertainment, Inc. is our licensee for Ragnarok Online, H.A.V.E. Online and Ragnarok Online Guild Masters in Japan. Nexon Co., Ltd. is our licensee for Dragonica in Japan. Game Flier International Corporation is our licensee for Ragnarok Online, Requiem and Dragonica in Taiwan, Hong Kong and Macau. GameCyber Technology Ltd. is our licensee for Emil Chronicle Online in Taiwan and Hong Kong. Gravity EU SAS is our licensee for Ragnarok Online and Gala Network Europe Ltd. is our licensee for Dragonica in Europe.

The following table sets forth a summary of our consolidated statement of operations showing revenues by geographic area for the periods indicated and the percentage represented by such revenues for year ended December 31, 2011.

	Year Ended December 31,
Countries	2009		2010		2011			2011(1)
	(In millions of Won and thousands of US$, except percentages)
Japan	(Won)	31,991	(Won)	29,186	(Won)	29,513	51.3%	US$	25,476
Korea		11,544		9,737		10,458	18.2		9,027
United States/Canada(2)		5,800		4,759		5,879	10.2		5,074
Taiwan/Hong Kong/Macau		1,887		2,926		3,590	6.2		3,099
Europe		1,054		1,084		2,058	3.6		1,776
Others		5,127		4,670		5,979	10.5		5,161

Total	(Won)	57,403	(Won)	52,362	(Won)	57,477	100.0%	US$	49,613

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,158.50 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on December 30, 2011.

(2)	Revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries managed by Gravity Interactive. Such revenues from other countries constitute a minor portion of the revenues recorded as subscription revenues from the United States and Canada.

Korea

In Korea, we commercially launched and began to charge subscribers for Ragnarok Online in August 2002, Requiem in October 2007, Canaan in October 2010, Kun Woong Online in November 2011, Finding Neverland Online in January 2012 and Ragnarok Online II in March 2012. Our game subscribers in Korea consist of individual PC account subscribers and Internet café subscribers. Individual PC account subscribers are individuals who log on to our game servers from places other than Internet cafés, such as from home or work, whereas Internet café subscribers are commercial businesses operating Internet café outlets equipped with multiple PCs that provide broadband Internet access to their customers who typically prefer to play the most up-to-date versions of online games. Most Internet cafés charge their customers PC usage and Internet access fees that generally range from Won 700 to Won 1,000 per hour and subscribe to various online games. Over 8,200 and 7,800 Internet cafés offered our games in Korea according to our internal data as of December 31, 2011 and 2010, respectively. In order to offer our games, an Internet café typically purchases minimum game hours from us. The subscription collected from Internet cafés accounted for 9.7% and 10.8% of our subscription revenues in Korea in 2011 and 2010, respectively.

Overseas markets

Ragnarok Online is commercially offered in the following 78 overseas countries and markets: Japan, Taiwan, Hong Kong, Macau, the United States, Canada, Australia, New Zealand, India, Singapore, Malaysia, Thailand, the Philippines, Indonesia, Brazil, Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine, Uzbekistan, the United Arab Emirates, Saudi Arabia, Jordan, Kuwait, Syria, Bahrain, Qatar, Palestine, Oman, Lebanon, Libya, Sudan, Mauritania, Iraq, Yemen, Iran, Egypt, Algeria, Morocco, Tunisia, France, Belgium, the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark, Spain, Austria, Bulgaria, Cyprus, Czech Republic, Germany, Greece, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Switzerland and Turkey. Ragnarok Online is distributed through local game operators and distributors, except for the countries in which our subsidiaries directly publish Ragnarok Online such as Gravity Interactive in the United States, Canada, Australia, New Zealand and India.

The following table lists the overseas countries in which Ragnarok Online is commercially offered through our licensees, the names of the licensees, the dates of the license agreements, and the commercial launch date and expiry date of the license agreements.

Country	Licensee	Date of License Agreement	Date of Commercial Launch	Date of Expiry
Japan	GungHo Online Entertainment, Inc.	July 2002	December 2002	September 2012
Taiwan/Hong Kong/Macau	Game Flier International Corporation(1)	May 2002	October 2002	October 2013
Thailand	AsiaSoft Corporation Public Co., Ltd.	June 2002	March 2003	March 2013
Singapore/Malaysia	Game Flier (Malaysia) Sdn. Bhd.(2)	May 2003	April 2004	October 2013
Philippines	Level Up! Inc.	March 2003	September 2003	August 2012
Indonesia	PT. Lyto Datarindo Fortuna	April 2004	November 2003	February 2013
Brazil	Level Up! Interactive S.A.	August 2004	February 2005	March 2013
Middle East and Africa(3)	Tahadi Games Ltd.	January 2009	December 2009	December 2012
Russia and CIS countries(4)	Ingamba LLC(5)	June 2010	March 2007	June 2013
Europe(6)	Gravity EU SAS(7)	June 2011	April 2004(8)	June 2014

Notes:

(1)	Game Flier International Corporation is a subsidiary of Soft-World International Corporation.

(2)	Game Flier (Malaysia) Sdn. Bhd. is a wholly-owned subsidiary of Game Flier International Corporation.

(3)	Represents MMORPG operations in the United Arab Emirates, Saudi Arabia, Jordan, Kuwait, Syria, Bahrain, Qatar, Palestine, Oman, Lebanon, Libya, Sudan, Mauritania, Iraq, Yemen, Iran, Egypt, Algeria, Morocco and Tunisia. A single operator services in 20 countries under one license agreement.

(4)	Represents MMORPG operations in Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan. A single operator services in 15 countries under one license agreement.

(5)	We own a 25% of equity interest in Ingamba, a joint venture company for online game service in Russia.

(6)	Represents MMORPG operations in France, Belgium, the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark, Spain, Austria, Bulgaria, Cyprus, Czech Republic, Germany, Greece, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Switzerland and Turkey.

(7)	We own a 25% of equity interest in Gravity EU SAS, a joint venture company for online game service in Europe.

(8)	Ragnarok Online was initially launched in Germany, Austria, Switzerland, Italy and Turkey with a different licensee in April 2004.

Requiem is currently commercially offered worldwide. Emil Chronicle Online is currently commercially offered in Hong Kong, Taiwan, Indonesia and China. Dragonica is currently commercially offered in the United States, Canada, and 53 countries and markets. R.O.S.E. Online is currently commercially offered in the United States, Canada, Mexico and 40 other countries. H.A.V.E. Online and Ragnarok Online Guild Masters are currently commercially offered in Japan. See ITEM 4.B. “BUSINESS OVERVIEW — OUR PRODUCTS.”

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

In December 2006, we started to apply a micro-transaction system (or sale of virtual in-game items model) as an additional business model, by providing virtual item shops in the games where players can purchase a wide array of items to customize, personalize and enhance their characters and game playing experiences. The micro-transaction model has been introduced in all the countries and markets where Ragnarok Online is serviced. In addition, since January 2007, we have opened free-to-play servers, which only apply the micro-transaction model, in all the countries and markets where Ragnarok Online is serviced except Japan to encourage the players to download and play Ragnarok Online without paying subscription fees or buying playing time and to purchase in-game items pursuant to our micro-transaction model. In Russia and CIS countries, Korea, the United States, Canada, Australia, New Zealand, India, the United Arab Emirates, Saudi Arabia, Jordan, Kuwait, Syria, Bahrain, Qatar, Palestine, Oman, Lebanon, Libya, Sudan, Mauritania, Iraq, Yemen, Iran, Egypt, Algeria, Morocco, Tunisia, France, Belgium, the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark, Spain, Austria, Bulgaria, Cyprus, Czech Republic, Germany, Greece, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Switzerland and Turkey, we offer Ragnarok Online services with the micro-transaction model only. The amount of revenue generated from micro-transactions as a percentage of revenue per month from each country varies monthly. For example, in 2011, the approximate percentage of revenue derived from micro-transactions accounted for 23.3% of total royalty revenues for Japan, 88.0% of total revenues for the United States and Canada, where we ceased to apply the subscription-based fee model in April 2011, and 91.9% of total royalty revenues for Taiwan, Hong Kong and Macau.

Since September 2007, we have been offering premium services as an additional revenue model, where players are offered certain additional features such as the faster accumulation of experience points or higher rates of item drop for additional fees, in Russia and CIS countries, Indonesia, France and 27 other European countries and markets, the Philippines, the United States, Canada, Australia, New Zealand, India and Brazil. The pricing for Ragnarok Online in Korea and in Japan, the United States and Canada, Taiwan, and Hong Kong and Macau, our principal overseas markets, are set forth below.

Korea

Individual PC account users in Korea can choose from a number of alternative payment options, including charges made through mobile or fixed telephone service provider payment systems, prepaid cards, gift certificates, online credit card payments and bank transfers to gain access to or purchase game items of Ragnarok Online. Internet café subscribers make payments through credit card or bank transfers. We pay a commission in the range of 1.4% to 15% to third parties to process payments. These third parties bear the delinquency risk associated with payments from users.

Subscription-based fee model

The subscription-based fee model is currently applied only to Internet cafés and not individual PC users in Korea. The following table sets forth our published pricing plans for Internet cafés in Korea for Ragnarok Online access as of December 31, 2011.

Hours(1)	Flat Fee per PC
300 hours	(Won)	69,300
600 hours		138,600
1,000 hours		231,000
2,000 hours		462,000

Note:

(1)	Actual hours may vary depending on additional bonus hours we offer in proportion to hours purchased by the subscriber.

Micro-transaction model

We have applied a micro-transaction model in Korea since April 2007. Game users buy RO Cash, the currency of the money used in Ragnarok Online which enable them to buy game items. The price range of each of the game items is between Won 250 and Won 20,000. There are certain game items which users can buy only at Internet cafés.

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

Micro-transaction model

We have applied a micro-transaction model in Japan since December 2006. Game users buy GungHo Shop Points which enable them to buy game items or directly buy game items from the mobile item shop. The range of the game items is between JPY50 and JPY1,500. The following table sets forth our licensee’s published basic pricing for GungHo Shop Points in Japan as of December 31, 2011.

Points	Retail Price(1)
10,000 points	JPY 1,000
21,000 points	2,000
32,500 points	3,000
55,000 points	5,000
112,000 points	10,000

Note:

1)	For your reference only, as of December 30, 2011, the noon buying rate of the Japanese Yens to U.S. dollars quoted by the Federal Reserve Bank of New York was JPY76.98 to US$1.00.

The United States and Canada

Gravity Interactive, our wholly-owned subsidiary in the United States, determines the pricing plan for Ragnarok Online in the United States and Canada. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as PayPal. Gravity Interactive ceased to apply the subscription-based fee model in April 2011.

Micro-transaction model

We have applied a micro-transaction model in the United States and Canada since June 2007. Game users buy points which enable them to buy game items in the price range between US$0.05 and US$15. The following table sets forth our licensee’s published basic pricing for points of Ragnarok Online in the United States and Canada as of December 31, 2011:

Points	Retail Price
1,100 points	US$	10.00
1,650 points		15.00
2,875 points		25.00
4,600 points		40.00
6,000 points		50.00
9,000 points		75.00
12,000 points		100.00

VIP Service fee model

Although Ragnarok Online is offered based on micro-transaction model in the United States and Canada, the VIP Service fee model, a premium service model, was introduced in April 2011 to provide users with enhanced game play as an option. The following table sets forth Gravity Interactive’s published basic pricing for VIP Service for Ragnarok Online in the United States and Canada as of December 31, 2011:

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

The following table sets forth our licensee’s published basic pricing for the My Card in Taiwan as of December 31, 2011:

Points(1) or Days	Retail Price(2)
150 points	NT$	150
350 points or 30 days		350
400 points		400
450 points		450
500 points		500
1,000 points		1,000

The following table sets forth our licensee’s published basic pricing for the My Card in Hong Kong as of December 31, 2011:

Points(1) or Days	Retail Price(3)
50 points	HK$	14
150 points		40
300 points		80
350 points or 30 days		93
400 points		106
450 points		120
1,000 points		265
1,150 points		305
2,000 points		530

Notes:

(1)	Each time a user logs onto Ragnarok Online, 20 points are deducted. After a user’s playtime exceeds 12 hours, additional 20 points are deducted for every 12 hours of use. Users of NT$350 or HK$93 My Card may choose between 350 points and 30 days.

(2)	For your reference only, as of December 30, 2011, the noon buying rate of NT dollars to U.S. dollars quoted by the Federal Reserve Bank of New York was NT$30.27 to US$1.00.

(3)	For your reference only, as of December 30, 2011, the noon buying rate of Hong Kong dollars to U.S. dollars quoted by the Federal Reserve Bank of New York was HK$7.7663 to US$1.00.

Micro-transaction model

We have applied a micro-transaction model in Taiwan and Hong Kong since December 2006. Game users buy game items with Ragnarok Points. The price range of each of the game items is between NT$1 and NT$899 for paid servers and between NT$1 and NT$999 for free-to-play servers. Users in Hong Kong and Macau also buy items, the prices of which are based on NT dollars.

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

To prepare for the commercial launch of a new game, we conduct closed beta testing for the game to fix technical problems, which is followed by a period of open beta testing in which we allow registered users to play the game free of charge. During these testing periods, users provide us with feedback and our technical team seeks to address any technical problems and programming flaws that may compromise a stable and consistent game playing environment. Closed beta testing usually takes six to twelve months for MMORPGs but may take significantly more time if material problems are detected. Open beta testing of MMORPGs usually takes one to three months before commercial launch. We generally commence our other marketing activities for the game during the open beta testing stage. For overseas markets, we also localize the language and content of our games to tailor the game to local cultural preferences.

In-house game development

Our game development department is divided into three categories of development teams: one is dedicated to MMORPGs, another is dedicated to casual online games and social network games in operation or under development, and the third is dedicated to mobile games. As of December 31, 2011, we employed a total of 165 game developers. We developed Ragnarok Online, Ragnarok Online II, Requiem, Pucca Racing and some social network games and mobile games in-house. In order to remain competitive, we are focusing our in-house game development efforts on enhancing the game experience and on developing new games, which include MMORPGs incorporating the latest technologies (including software improving the communication and interaction between players), and casual online games, social network games and mobile games, which are popular among younger users and female users. We currently have one MMORPG with a tentative title of East Road, under in-house development.

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

We conduct a variety of marketing programs and online and offline events to target potential subscribers accessing the Internet from home. Our main marketing efforts include advertising on Web site portals and in online game magazines, conducting online promotional events, participating in trade shows and entering into promotional alliances with Internet service providers. We spent Won 3,121 million (US$2,694 thousand) on advertising and promotions in 2011, compared with Won 1,853 million in 2010.

We frequently organize in-game events, such as “fortress raids” for our users, which we believe encourages the development of virtual communities among our users and increases user interest in our games. We also host from time to time in-game tournaments in which users can compete against each other either as a team or individually. In addition, we use in-game events to introduce users to new features of our games. We organized 13 in-game events for Ragnarok Online users in 2011, compared with 15 such in-game events in 2010. In October 2011, we hosted in Korea the Ragnarok World Championship, an offline competition event with approximately 130 active participants, comprised of our game users and representatives from 11 teams representing 40 countries and approximately 30 representatives of our 10 licensees. The event was visited by approximately 1,000 visitors. The event included Ragnarok Game Marketing Forum, where we and our licensees shared development plans, marketing strategies and success cases, and numerous programs for users.

In most of our overseas markets, marketing activities are principally conducted by our overseas subsidiaries or licensees and typically consist of advertising on Web site game portals and online game magazines and through television commercials, as well as hosting online and offline promotional events. The licensees are responsible for the costs associated with such advertising and promotional activities. For example, GungHo, our licensee in Japan, hosted the GungHo Festival in June 2011, which included the Ragnarok Online Japan Championship, game conference and costume-play stage and other programs for users, and the event was attended by approximately 5,000 visitors. In addition, the Ragnarok World Championship was broadcast live on the Web by GungHo and it set a record of 188,000 views, supported by some offline events in Japan conducted by GungHo. In addition, GungHo sells DVD and memorial package of Ragnarok Online software to commemorate the Ragnarok Online Japan Championship every year. Level Up! Inc., our licensee in the Philippines, also hosts annual marketing events, namely Level Up! Live, which gathers 20,000 gamers each year since 2006. PT. Lyto Datarindo Fortuna, our licensee in Indonesia, also annually hosts Lyto Festival, which includes the Ragnarok Online Indonesia Championship. AsiaSoft Corporation Public Co., Ltd., our licensee in Thailand, also hosts the AsiaSoft All Star Battle, which includes the Ragnarok Online Thailand Championship and other promotional events since 2009 and it was attended by approximately 15,000 visitors in 2011. Level Up! Interactive S.A., our licensee in Brazil, organized City Invasion, an offline event through which Ragnarok Online game software in DVD format is distributed in some remote towns in Brazil in March 2011. In addition, from time to time our overseas subsidiaries and licensees also market our games through sponsoring promotional events jointly with other local game publishers or participating in expositions or other events for online games in order to reach a broader local audience. For example, in October 2011, Gravity EU SAS, our licensee in France, took part in the Electronic Sports World Cup, an annual competition of video games, which was held during Paris Games Week, the biggest video game event in France, where champion and vice-champion teams of the Ragnarok Online Europe Championship were invited to play Ragnarok Online on stage. The matches were broadcast live on the Web and watched by approximately 10,000 viewers. Level Up! Interactive participated in representative online game events in Brazil, such as Game World, Brasil Game Show and Anime Friend, which includes the Ragnarok Online Brazil Championship, in 2011.

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

GAME SUPPORT AND CUSTOMER SERVICE

We are committed to providing superior customer service to our users directly and through our licensees. As of December 31, 2011, 19 employees were game masters, or persons who are in charge of testing, updating and providing server maintenance for online games, as well as dealing with customer complaints, 44 employees were members of our domestic customer service team and 49 employees were members of our overseas customer support team. With the diversification of our game offering and in order to better serve our users, we expect to continue to expand the size of our customer service team.

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

We maintain our server hardware in a single climate-controlled facility at KT Mokdong Internet Computing Center in Mok-1Dong, Yangcheon-Gu, Seoul, Korea and our other system hardware in our offices in Seoul. As of December 31, 2011, our server network for our game operations in Korea consisted of a total of 758 servers, which include 576 physical servers and 182 servers run on 44 physical servers through server virtualization technology we have adopted since July 2011, which allows one physical server to be divided into multiple virtual servers, each of which functions individually as a complete and independent server.

In overseas markets, our overseas subsidiaries or licensees own or lease the servers necessary to establish the server network for the online games and we assist them with the initial assembly and installation of operating game servers and optimization of their systems network for game operations in their respective markets. While the overseas system architectures are modeled on our system architecture in Korea, they are also tailored to meet the specific needs of each market. When we install and initialize a game in an overseas market, we generally dispatch network engineers and database technicians from Korea to assist with assembly and operation of the system network and game servers. Following installation, we typically station two to five of our technicians and customer support staff in that market to assist with on-site game operation and technical support. Our overseas subsidiaries and licensees are responsible for providing database and other game information backup.

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

Currently, the leading providers of massively multiplayer online games in Korea, based on the number of peak concurrent users, are NCsoft, CJ E&M, Neowiz Games and Activision Blizzard according to data available from various public sources. NCsoft released Aion in November 2008, which is the most popular MMORPG in Korea as of March 31, 2012, based on various statistical data available from public sources. NCsoft’s Lineage, which was released in 1998, and Lineage II, a sequel to the original Lineage in 2003, gained dominant popularity and have maintained both a large number of players and a loyal user base in Korea. CJ E&M commercially launched Sudden Attack in 2006, which is the most popular massively multiplayer online first person shooter game in Korea. Neowiz Games released Special Force, a massively multiplayer online first person shooter game, in 2004 and FIFA Online 2, a soccer game which was co-developed with Electronic Arts in 2007. The leading companies in the market for casual online games include Nexon Korea, which offers Maple Story and Dungeon Fighter Online, and co-publishes Sudden Attack in Korea. The leading providers of portal-based online games in Korea are NHN, operating under the brand portal of Hangame, CJ E&M, operating under the brand portal of NetMarble, and Neowiz Games, operating under the brand portal of Pmang.

Competition in overseas markets

In each of the overseas markets in which Ragnarok Online is distributed, we face strong competitive pressures. For example, Japan’s large game market is primarily driven by console games although online games are gaining popularity among Japanese game users. Consequently, many Japanese console game developers, such as Square Enix Holdings Co., Ltd., or Square Enix, Capcom Entertainment, Inc., or Capcom, and Koei Tecmo Holdings Co., Ltd., or Koei Tecmo, have expanded their businesses to online game development with their well-known brands and advanced overall game development systems, which have resulted in more intense competition in the Japanese online game market. For example, Square Enix developed and released some of its Final Fantasy series as online games and Capcom developed and released Monster Hunter Frontier Online, an action online game based on its best-selling package game Monster Hunter Frontier. Koei Tecmo also developed and released online games based on its best-selling package games such as Nobunaga’s Ambition Online, Uncharted Waters Online, Dynasty Warriors Online and Sangokushi Online. Taiwan’s online game industry has demonstrated significant growth in recent years with the market dominated by games developed in China and Korea. Our principal competitors in Taiwan include Activision Blizzard, NCsoft and Nexon Korea. Thailand is also a fast growing online game market in Asia, where we believe that Ragnarok Online is the dominant online game based on the number of peak concurrent users, as reported by local game magazines and our licensee’s reports. There are many online game developers and distributors in China such as Tencent, which publishes Dungeon Fighter Online and Cross Fire, and Shanda Games Limited, whose principal product is Mir II. Recently, social network games, such as Cityville, one of the most popular games on Facebook from Zynga Inc., are gaining global popularity as users play such games with other users through popular social network sites. In addition, action real-time strategy games, such as League of Legends developed by Riot Games, Inc., are increasingly gaining popularity worldwide.

Competition from other game platforms

We also compete against PC and console-based game developers that produce popular package games, such as Electronic Arts, Nintendo Co., Ltd., or Nintendo, Activision Blizzard and Sony Computer Entertainment, Inc., or Sony Computer Entertainment, and game console manufacturers such as Microsoft, Sony Computer Entertainment and Nintendo, all of which also have their own console game development studios. In November 2002, Microsoft started an online game service for its Xbox Live consoles. Microsoft launched an enhanced version of its console platform in November 2005 with the Xbox360 and the latest version of Xbox Live offers more games that are aimed at the casual player and foster cooperation. In November 2010, Microsoft released Kinect, a motion-sensing device, which plugs into the Xbox360 and allows people to play games without the conventional controller. Sony Computer Entertainment started distributing its PlayStation 2 game consoles equipped with a network adapter to enable online gaming in May 2002 and launched an enhanced version of its console platform in November 2006 with PlayStation 3, which provides services for online games followed by PlayStation Move, a motion-sensing game controller for PlayStation 3 in September 2010. Nintendo launched its Wii console platform in November 2006, which accesses the Internet and lets users compete online against others. A number of PC-based game developers are also introducing online features to their PC-packaged games, such as team plays or users-to-users combat features. Moreover, handheld game consoles are also popular among game users. In November 2004, Nintendo launched Nintendo DS and has made modest changes, adding bigger screens or a slimmer model to the DS. The latest version of DS, 3DS, which allows users to play three-dimensional games without special glasses, was released in February 2011. Sony Computer Entertainment’s PS Vita, which was released in December 2011, allows users to play games downloaded from Sony Computer Entertainment’s online marketplace.

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

We are the registered owner of eight registered software copyrights to seven games: Ragnarok Online, Ragnarok Online II, R.O.S.E. Online, Requiem, Arcturus, Pucca Racing and W Baseball, each of which has been registered with the Korea Copyright Commission. We no longer commercially offer Arcturus, a PC-based, stand-alone game, nor Pucca Racing, and have decided to cease commercialization of W Baseball. As of December 31, 2011, we owned over 61 registered domain names, including our official Web site and domain names registered in connection with each of the games we offer. We had 905 registered discrete trademarks at patent and trademark offices in 46 countries as of December 31, 2011. We had three design patents, two analogous design patents, which are variations of two of the design patents, registered with the Korea Intellectual Property Office, registered copyrights covering 11 game characters, five online game business model patents and four patents pending with the Korea Intellectual Property Office, in each case as of December 31, 2011.

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

Korea

The Korean game industry and online game companies operating in Korea are subject to the following laws and regulations:

The Act on Promotion of the Game Industry

In January 2007, the National Assembly amended the Act on Promotion of the Game Industry, or the Promotion Act, which became effective on April 20, 2007. Under the amended Article 21 of the Promotion Act, online games are classified into four categories: “suitable for users of all ages,” “suitable for users 12 years of age or older,” “suitable for users 15 years of age or older” and “suitable for users 18 years of age or older.” The 15 years of age or older category was added between the 12 years of age and 18 years of age categories to increase ratings flexibility. Fashion Star and Jeweled Planet have been classified as “suitable for users of all ages.” Ragnarok Online, Canaan, Ragnarok Online II and Finding Neverland Online have been classified as “suitable for users 12 years of age or older.” Kun Woong Online has been classified as “suitable for users 18 years of age or older.”

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

A game provider has to report any modification in the content of a game to the Game Rating Board, which may require the game to be reclassified depending on the scope of the modification. If the Game Rating Board determines that the game is speculative, it can refuse to classify such game, in which case the game will be prohibited. According to Article 1(2) of the Enforcement Decree of the Promotion Act newly established on May 16, 2007, any games in which money or items of value are collected from a multiple number of persons and profits or losses are allocated based on winnings or losses determined by chance fall under speculative games. According to Article 16(2) of the Enforcement Decree of the Promotion Act newly established at the same time, so long as certain guidelines are followed, a provision of a gift equivalent to a customer price of Won 5,000 or less, with respect to games that are classified as “suitable for users of all ages,” is not deemed to be an act that encourages gambling.

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

The Game Rating Board published the Yearbook for Classification of Game Ratings’ in September 2008, June 2009 and July 2011 in order to provide information on industry trends. The Yearbooks include data on ratings and classifications of various games released in Korea and the results of the examination of the information and communications service providers during year 2007, 2008 and 2010. The Game Rating Board published the Yearbook to improve fairness and transparency in inspecting games and to provide industry participants with guidelines on ratings inspection as well as basic information on the development of the game industry.

Prior to a partial amendment on January 1, 2010, the Promotion Act provided that governmental support for the Game Rating Board would be provided until December 31, 2009 and the task of rating games would thereafter be privatized. However, based on the determination of the government that the required social conditions for such privatization are not yet established, the Promotion Act, as partially amended on January 1, 2010, promoted the sustained rating of games and operation of supplementary administrative tasks by extending the date for the provision of governmental support until December 31, 2011.

On April 12, 2010, for the purpose of preventing gaming addiction among adults and teenagers and to promote a constructive gaming culture, the Ministry of Culture, Sports and Tourism introduced the “Measures for the Prevention and Alleviation of Excessive Gaming,” which includes the following: (i) expanded applicability of the exhaustion system (a program in which the rate at which items are acquired in a game decreases as a person plays the game longer, where this system is closely related to the game scenario), (ii) selective shutdown system for games played by teenagers (a system in which a teenager’s access to games can be selectively managed between midnight and 8:00 a.m. with the consent of a parent), (iii) establishment of a fund for the prevention of excessive gaming, and (iv) regulation of Web sites that deal in cash transaction of in-game items.

Recently in the global online and mobile game industry, there has been growth in the open markets in which small content developers and individual content producers directly supply their programs to consumers. However, under the then-current law, games could be distributed only after being rated by the Game Rating Board, and this impeded the development of the open market in Korea. In addition, some games, especially those that permit betting, caused social problems as speculative operating methods illegal automatic playing programs which allow players to cheat and acquire game money or game items were being developed. However, the then-existing laws did not provide sufficient grounds to regulate such situations.

In response, on April 5, 2011, the Act on Promotion of the Game Industry was amended. The amendment provides that all games that cannot receive prior rating by the Game Rating Board due to special circumstances in their production and distribution channels should be subject to the distributors’ own rating. The Act also provides grounds for sanctioning speculative operating methods and the undermining of fair gaming through illegal programs, among others. The amendment went into effect on July 6, 2011. In addition, consistent with a recent decision by the Constitutional Court on dual punishment, the amendment also includes a revised provision which stipulates that if an employer fulfills her duty of care as a manager and supervisor of her employees, she can be exempt from punishment.

The main content of the Act on Promotion of the Game Industry as amended on April 5, 2011 and the amendment to the Enforcement Decree of the same Act are as follows:

(1) Games which are inappropriate for prior rating by the Game Rating Board due to special circumstances in their production and distribution channels, excepting games unsuitable for minors, may be rated by distributors or others involved in the distribution channel at their discretion according to the standards predetermined upon consultation with the Game Rating Board. According to Article 11-4 of the Amendment to the Enforcement Decree of the Act on Promotion of the Game Industry, games should fulfill all the following requirements in order to be considered being “inappropriate for prior rating by the Game Rating Board”: (i) they must be provided through basic communications services by persons who are authorized to engage in the basic communications business under the Telecommunications Business Act, (ii) they must be provided through electronic commerce intermediaries such as online open markets and (iii) they must be provided using wireless telecommunications terminals which use mobile telecommunications terminals or the same kind of operating programs as those run on mobile telecommunications terminals.

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

(4) In order to realize the principle of responsibility in the dual punishment provision, if an employer fulfills her duty of care as a manager and supervisor with respect to her employees, the employer may be exempt from punishment (proviso in Article 47 of the Promotion Act).

The Promotion Act was further amended on July 21, 2011 and went into effect on January 22, 2012. The amendment was intended to create sound gaming culture by clearly defining the responsibilities of the game industry and the government and to encourage public awareness of prevention of excessive gaming.

The key content of the amendment are as follows:

(1) A game-related enterprise is required to obtain parental consent when a minor joins a game site as a member and to take measures to prevent excessive use of games by imposing a time limit on minors’ game usage time. The Minister of Culture, Sports and Tourism may request game-related enterprises to submit or report data relating to such preventive measures and, after an examination thereof, order the relevant game-related enterprises to correct the preventive measures if they are deemed to be insufficient.

(2) The government shall provide support for educating the public on the appropriate use of games and the Minister of Culture, Sports and Tourism may request the Minister of Education, Science and Technology to cooperate with such efforts by providing education on the appropriate use of games in the curriculum of elementary and middle schools.

The Enforcement Decree of the Act on Promotion of the Game Industry was also amended on January 20, 2012 and became effective on January 22, 2012. The amendment aims to provide measures to implement the Promotion Act, including determining the scope of games subject to the measures to prevent excessive use of games and the methods and procedures of such measures and development of methods and procedures to evaluate the appropriateness of the scope of games subject to the nighttime service limitation.

The key content of the amendment are as follows:

(1) The scope of amendment excludes games which are not likely to cause over-immersion and addiction to games, including those made and distributed for the purpose of use and display at game tournaments or fairs and games which are provided by small and medium sized companies (in order to protect small and medium sized companies in the online game industry).

(2) The amendment provides for methods and procedures to prevent excessive use of games such as requiring game-related enterprises to provide the representation of its legal representative that when a minor joins as a member, the enterprise has obtained the necessary parental consents and that it has posted warnings to prevent game users from excessively using games and has display the elapsed time for users.

(3) The amendment is expected to make the evaluation of the appropriateness of the scope of games subject to the nighttime service limitation with respect to minors under the age of 16 be performed transparently and reasonably by preparing methods and procedures for such evaluation.

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

According to Article 21 of the Telecommunications Business Act, however, any person who intends to operate a value-added telecommunications business using small-scale telecommunications facilities is exempted from the obligation to report to the KCC. Before this Article was amended on May 11, 2007, small scale value-added telecommunications business operators had difficulty entering the market because only key telecommunications business operators, such as telephone and Internet service providers, could be exempted from such obligations. The amendment has relieved burdens associated with entering the value-added telecommunications business industry and facilitate its growth, which has intensified competition among online game service business operators.

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

The Personal Information Protection Act

The Personal Information Protection Act was enacted on March 29, 2011 and went into effect on September 30, 2011. The scope of the Personal Information Protection Act covers anyone dealing with personal information in the private and public sectors.

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

In addition, the same legislation grants to each individual the right to request perusal, the right to request correction or deletion, and the right to request suspension of process with respect to one’s personal information, and also provides the methods to exercise such rights.

To promote prompt and fair settlement of disputes concerning personal information, the same legislation also provides that a Personal Information Dispute Settlement Board, or PIDSB, should be established and the PIDSB’s decision, if accepted by the disputing parties, should have the same legal effect as settlement by trial. In consideration of the fact that most identity theft cases are large in scale and small in the amount of monetary damages, the legislation adopts a collective dispute settlement system. A class action system for personal information has been adopted, but in order to prevent frivolous class action suits, litigants are required to go through the collective dispute settlement system prior to bringing a class action and cases are limited to those seeking suspension or injunctive relief.

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

Copyright Act and Computer Programs Protection Act, or Copyright Act

The Copyright Act, which was amended on April 22, 2009, was established by combining the “Copyright Act” on the protection of general works and the “Computer Programs Protection Act” on the protection of computer program works in order to maintain the consistency of copyright protection policies and seek an efficient administration thereof. In addition, the Korea Copyright Commission was established by combining the existing Copyright Commission and the Korea Software Copyright Committee, thereby improving the protection of copyrights and the efficiency in its operation. The amended Copyright Act also includes essential elements of the Computer Programs Protection Act which was abolished on July 23, 2009 and, in connection with computer program works, restrictions on software copyrights, decompilation of computer programs, and the establishment of the exclusive right to issue computer programs as a special case apart from other kinds of works.

Among the amendments to the Copyrights Acts on June 30, 2011, the key content regarding the online game development and services are as follows:

(1) The amendment extends the period of copyright protection from 50 years to 70 years after the death of copyright holders in order to implement the agreements in the Korea-EU Free Trade Agreement.

(2) The amendment categorizes online service providers into four types: simple conduit, caching, hosting and information searching. A simple conduit conducts acts of transmitting, designating routes or providing connections for the transmission of copyrighted materials without correcting contents, or acts of storing copyrighted materials automatically, intermediately and temporarily in the process of transmission for a period reasonably necessary for transmission thereof. Caching is an act of automatically, intermediately and temporarily storing copyrighted materials transmitted at the request of service users for the purpose of allowing subsequent users to efficiently access or receive them. Hosting is an act of storing copyrighted materials in the computers of online service providers at the request of copiers or transmitters. Finally, information searching is an act of enabling users to become aware of or connect to the location of copyrighted materials on the information and communications networks through information search tools.

(3) The amendment clarifies the requirements for indemnification with respect to each of the foregoing types.

(i) Simple conduit. Indemnification is possible in any of the following events: (a) The online service provider has yet to begin transmitting copyrighted materials; (b) the online service provider has yet to choose copyrighted materials or their receivers; (c) the online service provider adopts a policy to terminate the accounts of owners who repeatedly infringe on copyrights or any other rights protected under the Copyright Act and reasonably implements such a policy; or (d) when a right holder uses standard technical measures to identify and protect works, an online service provider accepts and does not intervene such use.

(ii) Caching. Indemnification is possible in any of the following events: (a) all of the indemnification requirements with respect to a simple conduit are met; (b) the online service provider does not modify copyrighted materials; (c) if there are any terms and conditions of access to provided copyrighted materials, the online service provider permits only the users who have complied with such terms and conditions to access such copyrighted materials that are temporarily stored works; or (d) the online service provider observes any rules of circulation of the copyrighted materials which are specified by the copiers or senders under the data communications rules for computers or communications that are generally accepted in the relevant industry.

(iii) Hosting. Indemnification is possible in any of the following events (a) all of the indemnification requirements with respect to a simple conduit are met; (b) when an online service provider has the authority and power to control infringement, it does not directly obtain any monetary gains from such infringement; (c) when an online service provider becomes aware of actual infringement, or the fact or the circumstances of obvious infringement due to any requests to suspend copy and/or transmission, it immediately stops the relevant copyrighted materials from being copied or transmitted; or (d) the online service provider appoints and publicly announces the party to which a request to suspend copy and/or transmission is to be made.

(iv) Information searching. Indemnification is possible in any of the following events: (a) the online service provider has yet to commence the transmission of copyrighted materials; or the indemnification requirements (b), (c) and (d) of the above subparagraph (iii) are met.

The Copyright Act was further amended on December 2, 2011 and went into effect on March 15, 2012, when the Korea-US Free Trade Agreement took effect, in order to promote the protection of rights of copyright holders and fair use of copyrighted materials by amending the relevant provisions necessary for implementing the Korea-US Free Trade Agreement, such as recognition of temporary storage as copying, introduction of a system of fair use of copyrighted materials, prohibition of acts of infringement on the rights of copyright holders including the distribution of forged labels, and the introduction of statutory damages in accordance with the agreements in the Korea-US Free Trade Agreement and to improve and supplement other issues discovered during the operation of the current system. In connection with the amendment to the Copyright Act, the Enforcement Decree and the Enforcement Rules of the Copyright Act were also amended on December 2, 2011 in accordance with the content of the Act.

The key content of the amendment to the Copyright Act on December 2, 2011 regarding online game development and services are as follows:

(1) In order to protect the rights of copyright holders in a digital environment, the amendment specifies that temporary storage falls under the scope of “copying” but allows temporary storage to be extent it is deemed necessary for smooth and efficient information processing.

(2) An online service provider will be deemed not liable for copyright infringement: (i) if the online service provider has adopted and reasonably implemented a policy of terminating the account of a person who infringed copyrights or (ii) if the online service provider has accepted and not interfered with a right holder’s use of standard technical measures for identifying and protecting copyrighted materials.

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

On March 4, 2009, the MIHWAF issued a public notice announcing that “Web sites for trading items” are considered “harmful mass media” to minors based on the findings of Juvenile Protection Commission that such Web sites for trading online game items are likely to encourage gambling and speculation and negatively influence juveniles. In the public notice, the MIHWAF prohibited any person under the age of 19 from visiting Web sites for trading online game items, effective from March 19, 2009.

A Web site for trading items is a Web site which offers the services of brokerage or agency for trading of tangible or intangible things gained from online games as prescribed in the Promotion Act. A Web site for trading items needs to specify on its Web site that access is not allowed for minors, and any person visiting such Web sites is required to go through the adult certification process. Any Web site operator found to be operating such Web sites in breach of the requirements under the public notice is subject to a maximum of 3 years of imprisonment or a maximum fine of Won 20 million. On June 3, 2009, Item Bay Co., Ltd., one of the leading Web sites in Korea for trading online game items, initiated an administrative proceeding against the MIHWAF seeking cancellation of the MIHWAF’s public notice. Item Bay Co., Ltd. argued that “game items are purchased by users at their own discretion depending on their necessity, and remote from speculative activity. Therefore, Web sites for trading online game items do not fall under media harmful to minors.”

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

The Juvenile Protection Act was partially amended on May 19, 2011 and went into effect on November 20, 2011. Under the amendment, online game providers may not provide online games to minors under the age of 16 late at night (specifically, from midnight until 6:00 a.m.) and any provider violating the provision is subject to imprisonment for no more than 2 years and a penalty not exceeding 10 million Won.

Furthermore, the amendment provides that the Minister of Gender Equality and Family, or the MOGEF, in consultation with the Minister of Culture, Sports, and Tourism, should revisit the guidelines every two years to evaluate the appropriateness of the scope of games subject to the late-night restriction and to take measures for improvement, and, with respect to minors suffering from online game addiction, the MOGEF may also provide services for prevention, consultation, treatment and rehabilitation.

The Juvenile Protection Act was further amended on September 15, 2011 and goes into effect on September 16, 2012. The key content of the amendment are as follows:

(1) The amendment expands the category of businesses which minors are prohibited from entering, or are prohibited from hiring minors, to include those business which provide “combined distributed games” and business places which provide Internet game facilities;

(2) The amendment requires protective measures equivalent to packaging;

(3) The amendment requires a person who intends to sell, rent, distribute or provide any media harmful to minors to check the ages and IDs of his or her counterparties;

(4) The amendment prescribes that if a person distributes any media harmful to minors through the information and communications network, the Minister of Gender Equality and Family may publicly post the identity of such person and the content of the violation; and

(5) The amendment requires parental consent when a minor under age 16 joins an Internet game as a member and requires the information on the minor’s use of games to be reported to the guardians.

Taiwan

The Taiwanese game industry and online game companies operating in Taiwan are subject to the following material laws and regulations:

Consumer protection

As a result of increasing disputes between online game companies and consumers in Taiwan, on February 17, 2006 and as last amended on December 7, 2010, the ROC Ministry of Economic Affairs promulgated a model consumer contract that online game companies are encouraged to adopt and on December 13, 2007 and as last amended on December 2, 2010, the ROC Ministry of Economic Affairs promulgated certain standard provisions that must be included in a consumer contract (the “Mandatory Provisions”) that online game companies must adopt, which include, among others, customers’ right to request a full refund of packaged or downloaded software without cause within seven days from their purchase, to rescind the contract without cause and ask for the unused fees within seven days after the start of the game, to claim for damages suffered from the game program or computer system defect, to terminate the contract without cause at anytime and claim for the unused fees after deduction of necessary costs, as well as obligation of online game company to remark the rating of games in accordance with the Regulations for the Rating of Computer Software. In general, the above model contract and Mandatory Provisions impose more responsibilities and liabilities on the online game companies. Moreover, any article set forth in a consumer contract which is in violation of the Mandatory Provisions shall be null and void. In addition, according to the drafted amendment to Consumer Protection Law proposed by the Executive Yuan, if violating the Mandatory Provisions, except for otherwise provided in any laws or regulations, the enterprise shall correct such violation within the time limit given by the competent authority as well as may be subject to consecutive fines until such violation is corrected. However, it is uncertain whether or when the above draft amendment will be passed by the Legislative Yuan.

Regulations of Internet content and game software

Pursuant to the Children and Juvenile Welfare and Right Protection Act as amended on November 30, 2011, it is illegal to transmit or provide children under 18 years of age with, among other things, computer software, Internet, electronic signals, DVDs and compact discs that contain content which propagates violence, obscenity or similar material that may undermine the mental and physical health of a minor. Any person or entity violating this Act may be subject to a fine and/or the enterprise may be forced to cease to operate for up to one year. In addition, according to this Act, the Regulations for the Rating of Internet Content, and the Regulations for the Rating of Computer Software, Internet content and computer software shall not violate any mandatory law and certain internet content and computer software shall be classified as “restricted” and therefore shall not be viewed by children and juveniles under the age of 18, which may include, among others:

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

In order to have Internet cafés regulated under a national legislation rather than by different municipalities and counties ordinances the ROC Ministry of Economic Affairs several years ago proposed draft Statutes of Information-Entertainment Industry legislation that, if implemented, would regulate all Internet cafés located in the ROC. It is unclear, however, whether or when the above proposal will be passed by the Legislative Yuan. In addition, pursuant to the Public Order Maintenance Act, Internet cafés may be subject to a fine and/or a business suspension or shut-down if minors are found at Internet cafés during late hours.

Privacy protection

The ROC government has promulgated the Computer-Processed Personal Data Protection Act to regulate the collection processing, usage and transmission of computer-processed personal data. Generally, an Internet content provider, or ICP, will not be subject to this Act if it does not collect or process the personal data through the computer as its main business activity. However, an ICP may become liable for the loss of any data so collected. On May 26, 2010, the amendments to the Computer-Processed Personal Data Protection Act have been passed by the Legislative Yuan and the name of such Act has been changed to Personal Information Protection Act; however, certain amended articles are not yet effective and the effective date of such articles will be further determined by the Executive Yuan. There can be no assurance when the Executive Yuan will determine the effective date of such provision. Once those articles become effective, an Internet content provider, or ICP, may be subject to this Act as long as it, among others, collects, processes, uses and/or transmits personal data. If an Internet content provider, or ICP, violates the provisions of the Act once it applies to such Act, it will be subject to fine, criminal liability, if applicable, and shall be liable for the losses suffered by the person whose information has been unlawfully collected, processed, used or misappropriated by such Internet content provider.

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

In June 2008, the Thai Government passed the Films and Videos Act of 2008 to replace the Control of Business Relating to Tape Cassette and Television Material Act. The new legislation imposes measures to control the operators of game shops (including Internet cafés that provide game services) and limit access to game shops by users under 18 years of age. These measures include restrictions on the business days and hours, location and building structure of game shops as well as the daily playing time of games and curfew hours for users under 18 years of age to enter game shops and Internet cafés. According to the Ministerial Regulation of Ministry of Culture Re: Permission and Operation of Video Shops B.E. 2552 (dated September 24, 2009), users under 15 years of age can enter game shops and Internet cafés between 2:00 p.m. and 8:00 p.m. from Monday to Friday, and between 10:00 a.m. and 8:00 p.m. on public holidays or during an educational term break prescribed by the competent registrar. For users aged from 15 years to 18 years, the access times are limited to between 2:00 p.m. and 10:00 p.m. from Monday to Friday, and between 10:00 a.m. and 10:00 p.m. on public holidays or during an educational term break as prescribed by the competent registrar.

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

Regulation of business days and hours, and location and building structure of Internet cafés and game shops

In June 2008, the Control of Business Relating to Tape Cassette and Television Material Act was repealed and replaced by the Films and Videos Act. Under the Films and Videos Act, the business days and hours (especially service hours for users under 18 years of age), location and building structure of game shops are restricted. According to the Ministerial Regulation of Ministry of Culture Re: Permission and Operation of Video Shops B.E. 2552 (dated September 24, 2009), users under 15 years of age can enter game shops and Internet cafés between 2:00 p.m. and 8:00 p.m. from Monday to Friday, and between 10:00 a.m. and 8:00 p.m. on public holidays or during an educational term break prescribed by the competent registrar. For users aged from 15 years to 18 years, the access times are limited to between 2:00 p.m. and 10:00 p.m. from Monday to Friday, and between 10:00 a.m. and 10:00 p.m. on public holidays or during an educational term break as prescribed by the competent registrar.

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

Internet café and online game regulation

Internet cafés are required to obtain a license from the Ministry of Culture and the State Administration for Industry and Commerce, and are subject to requirements and regulations with respect to minimum registered capital, location, size, number of computers, age limit of customers and business hours. The PRC government has published a series of rules in recent years to intensify its regulation of Internet cafés. In February 2007, 14 PRC governmental agencies, including the Ministry of Industry and Information Technology, the General Administration of Press and Publication and Ministry of Public Security jointly promulgated a notice about strengthening regulations over Internet cafés and online games. According to the notice, no new Internet café should be approved in 2007 and the regulation of existing cafés should be strengthened. In April 2007, eight PRC governmental agencies, including the Ministry of Education, the Ministry of Industry and Information Technology, the General Administration of Press and Publication and the Ministry of Public Security jointly promulgated a notice regarding the implementation of online game anti-addiction systems to protect the physical and psychological health of minors. According to the notice, online game operators are required to develop and implement anti-addiction systems to all online games from July 16, 2007, and the corresponding identity authentication schemes of the anti-addiction systems shall be put into operation at the same time. Otherwise, the online games may not be approved by or filed with the relevant authorities or may not carry out open beta testing for operational purposes. In mid-2008 and March 2009, the Ministry of Culture and other ministries and agencies, individually or jointly, issued several notices which provide various ways to strengthen the regulation of Internet cafés, including investigating and punishing the Internet cafés which accept minors, cracking down on Internet cafés operating without sufficient and valid licenses, limiting the total number of Internet cafés, screening unlawful games and Web sites, and improving the coordination of regulation over Internet cafés and online games. A notice published by the Ministry of Culture in March 2010 imposes significantly severe punishment on Internet cafés admitting minors, according to which, the Internet culture business operation license of an Internet café will be revoked, if it engages in certain activities, including admitting three or more minors at one time, or admitting minors not within permitted business hours, or having incurred malignant events due to admitting minors, or admitting less than two minors for more than twice within one year. Since March 1, 2011, the Ministry of Culture and seven other authorities jointly launched a parent guardianship project for purposes of protecting minors from addiction to online games. Under the parent guardianship project rules, online game operators shall impose restrictions on and take other various measures with respect to the online game accounts held by minors based on the requirements from and communications with the parents, including restrictions on the length or periods of time during which the minors may play online games or, in certain cases, a complete prohibition. The online game operators are required to establish responsive and effective measures and make quarterly reports to local culture administrative authorities. In July 2011, eight PRC governmental agencies, including the Ministry of Education, the Ministry of Industry and Information Technology, the General Administration of Press and Publication and the Ministry of Public Security, reinforced the anti-addiction system adopted under the April 2007 rules referenced above by implementing a regulation requiring strengthening of identity authentication schemes, which requires all online game operators to verify the identity of game players to protect minors from addiction to on-line games.

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

For example, the State of Maryland has enacted a law that regulates the sale of video games with explicit sexual content to minors. The Maryland law has not been challenged in court, remains in force, and is supported by the ESA. Other States have enacted laws that require the posting of signs providing information about ESRB ratings. To date, laws that regulate the sale of video games based on content, when challenged, have been declared unconstitutional. Most prominently, the United States Supreme Court ruled in 2011 that a California law that imposed fines on retailers that sell certain violent video games to minors violated the First Amendment of the U.S. Constitution. The Court held that video games represent a form of protected expression under the First Amendment, and that California’s statute, no matter how well intentioned, lacked adequate justification for the regulation of such speech.

Irrespective of any laws or industry guidelines, U.S. retailers have become more reluctant to sell “M” rated video games to minors. The FTC issues periodic marketing reports and in its most recent report to Congress in 2009, the FTC reported that 20% of underage “undercover shoppers” were able to purchase “M” rated video games. An undercover survey in 2010-11, however, showed a statistically significant improvement with only 13% of underage shoppers being able to purchase “M” rated games. Consumer advocacy groups have also opposed sales of interactive entertainment software containing graphic violence, profanity or sexually explicit material by engaging in public demonstrations and media campaigns.

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

In 2011, the FTC released the results of a study showing that many mobile application providers do not clearly disclose the ways in which they collect and share children’s information. The FTC suggests that the providers of mobile applications in the “kids app ecosystem” do more to disclose key information to parents about the types of information they collect from children, and the ways in which that information is shared with third parties.

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

Privacy Policy Requirements

The FTC and many States require an operator of a Web site to develop, maintain and post on its Web site a privacy policy that informs its customers and users of the categories of personal information that are collected by the operator, how that personal information is used and shared with third parties and how users may change or update such information and opt out of its collection and use. While most States have generally not imposed statutory fines or penalties on an operator for failing to comply with its privacy policy, an operator may be directly liable to its customer or users if it fails to comply with its posted privacy policy if such noncompliance harms the users. The FTC, however, has initiated numerous investigations and imposed significant civil penalties in several cases involving alleged failures by companies to comply with the representations made in their online privacy policies and/or adequately disclose the companies’ actual practices in such policies. In 2011, for instance, Google entered into a settlement agreement with the FTC in which Google agreed to be subject to twenty years of privacy audits and to revise its privacy practices in response to FTC charges that Google used deceptive tactics and violated its own privacy policy when it launched its social network, Google Buzz, in 2010. The Google settlement comes amidst increasing pressure from the FTC on online service providers to conspicuously and accurately disclose their user data collection and disclosure practices. This is especially true in the mobile context, where new technologies have presented novel consumer privacy questions. Specifically, the collection and use of mobile geolocation and device identifier data have come under increased FTC scrutiny in the past year.

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

The following is our organizational structure as of March 31, 2012:

Note:

(1)	Gravity Middle East & Africa FZ-LLC went into liquidation proceedings in the United Arab Emirates in September 2008.

ITEM 4.D.	PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2011, our property and equipment mainly consisted of (i) game engines, (ii) network servers, (iii) PCs and (iv) software purchased externally. As of December 31, 2011, the net book value of our property and equipment was Won 2,731 million (US$2,357 thousand). Because our main business is to develop and distribute online game services, we do not own any factories.

Korea

Our principal executive and administrative offices are located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795, Korea. We currently occupy 110,551 square feet of office space, which we lease from Korea Software Industry Promotion Agency, pursuant to a lease that will expire on December 31, 2012 and which is renewable for one additional year. The annual lease payment amounts to Won 1,926 million (US$1,662 thousand). The offices of NeoCyon, our 96.11% owned subsidiary, are located at Nuritkum Square R&D Tower 14F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795, Korea. NeoCyon currently occupies 6,049 square feet of office space, subleased from us. The annual lease payment amounts to Won 106 million (US$91 thousand). The offices of Gravity Games, our 50.83% owned subsidiary, are located at Nuritkum Square R&D Tower 14F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795, Korea. Gravity Games currently occupies 6,066 square feet of office space, subleased from us. The annual lease payment amounts to Won 122 million (US$105 thousand). We believe that the existing facilities of Gravity, NeoCyon and Gravity Games are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

United States

The offices of Gravity Interactive, our wholly-owned subsidiary in the United States, are located at 13160 Mindanao Way, Marina Del Rey, California 90292. Gravity Interactive currently occupies 7,102 square feet of office space, leased from a third party. The annual lease payment amounts to US$416 thousand. We believe that the existing facilities of Gravity Interactive are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes which appear elsewhere in this annual report. The following discussion is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our historic performance may not be indicative of our future results of operations and capital requirements and resources.

ITEM 5.A.	OPERATING RESULTS

OVERVIEW

We are a leading developer and distributor of online games in Japan, Taiwan, Brazil, the Philippines, Singapore, Malaysia and Thailand based on the number of peak concurrent users. Our headquarter is in Korea and we are incorporated under the laws of Korea. From our inception in April 2000 to the commercialization of our first online game, Ragnarok Online, in August 2002, our operating activities were limited primarily to developing Ragnarok Online. Our revenues have been and continue to be driven primarily by our first game, Ragnarok Online. Our future growth and profitability will be determined by our ability to enhance the features on our existing games and introduce new games with characters, features and functions that gain market acceptance and following.

In 2010, our revenues decreased by 8.8% to Won 52,362 million from Won 57,403 million in 2009. In 2011, our revenues increased by 9.8% to Won 57,477 million (US$49,613 thousand) from Won 52,362 million in 2010. We recorded a net income of Won 14,928 million (US$12,886 thousand) in 2011 as compared to a net income of Won 3,730 million in 2010 and a net income of Won 6,917 million in 2009. Our gross profit margin decreased to 57.8% in 2011 from 60.1% in 2010 and 63.1% in 2009. Our operating margin decreased to 5.5% in 2011 from 11.3% in 2010 and 18.9% in 2009. The decrease in revenues in 2010 was primarily due to decreased royalties and license fees of Ragnarok Online in Japan and decreased subscription revenues of Ragnarok Online in Korea, the United States and Canada, mainly attributable to Ragnarok Online having reached maturity in such markets. The decrease in subscription revenues of Requiem in Korea, the United States and Canada also contributed to the decrease in overall revenues. The increase in revenues in 2011 was mainly due to (i) the revenues from Dragonica resulting from our acquisition of Gravity Games Corporation, the developer of Dragonica, in October 2010; (ii) the increased revenues from Ragnarok Online in Korea, Taiwan, Hong Kong and Macau, and the United States and Canada; and (iii) the revenues from H.A.V.E. Online, which was commercially launched in March 2011 in the Japanese market. Our cost of revenues for 2011 increased as compared to 2010 primarily due to increase in salaries and commission paid. Our operating expenses for 2011 increased as compared to 2010 mostly due to impairment loss on intangible assets, professional service fees and commission paid, and advertising expenses. Our revenue trend will continue to be materially affected in the future by popularity of online games introduced by our competitors.

Our corporate income tax rate in 2011 was 24.2%.

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

Online games — subscription revenue

Subscription revenues are from micro-transaction, except in Korea, where we also generate subscription fees from Internet cafés. All subscription fees are prepaid. Prepaid online game subscription fees are deferred and recognized as revenue on a monthly basis in proportion to the number of days lapsed or based on actual hours used. Micro-transaction fees are deferred when in-game items are purchased by users and recognized as revenue when the purchased in-game items are used in the games.

Online games — royalties and license fees

We license the right to market and distribute our games in various countries for a license fee and receive monthly royalties based on an agreed percentage of the licensees’ revenues from our games.

The initial license fees are deferred and recognized ratably as revenue over the license period, which generally does not exceed three years. If license agreements are renewed upon expiration of their terms, we generally receive renewal license fees, which are deferred and recognized ratably over the new license period. The guaranteed minimum royalty payments are deferred and recognized as the relevant royalty is earned. For a table setting forth details of each license agreement, see ITEM 4.B. “BUSINESS OVERVIEW — OUR MARKETS — Overseas markets.”

We also receive royalty revenues from our licensees based on an agreed percentage of each of the licensees’ revenues from our games. Royalty revenues are recognized on a monthly basis after the licensee confirms its revenues based on the licensee’s sales from our games during the month. Our licensees’ sales consist of revenues from subscription fees and micro-transaction, except in Russia and CIS countries, the United Arab Emirates and 19 other countries in the Middle East and Northern Africa, and France and 27 other countries in Europe where our game services are only offered with the micro-transaction model. We generally are advised by each of our licensees as to the amount of royalties earned by us from such licensee within 15 to 25 days following the end of each month and we generally receive payments of the royalties within 20 to 30 days following the end of each month.

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

We also generate revenues from multiplatform game business and sell goods related to mobile phones, such as ornamental accessories and USB data cable.

The following table sets forth a breakdown of revenues by type of revenue and the percentage of total revenue for the periods indicated.

	Year Ended December 31,
Revenue Type	2009			2010			2011
	(In millions of Won and percentages)
Online games-subscription revenue	(Won)	12,674	22.1%	(Won)	9,908	18.9%	(Won)	11,556	20.1%
Online games-royalties and license fees		34,037	59.3		32,132	61.4		35,552	61.8
Mobile games		7,882	13.7		9,188	17.5		9,293	16.2
Character merchandising, animation and other revenue		2,810	4.9		1,134	2.2		1,076	1.9

Total	(Won)	57,403	100.0%	(Won)	52,362	100.0%	(Won)	57,477	100.0%

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

The cost of revenues from the payments to Mr. Myoung-Jin Lee was Won 446 million for 2010 and Won 453 million (US$391 thousand) for 2011. This agreement expires in January 2033.

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

Interest expense

We recorded interest expense of Won 58 million (US$50 thousand) in 2011 as compared to Won 32 million in 2010 and Won 41 million in 2009.

Foreign currency effects

In 2011, 81.8% of our revenues were denominated in foreign currencies, primarily in the U.S. dollar and the Japanese Yen.

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

Although we receive our monthly royalty revenues from our overseas licensees in foreign currencies, primarily in the U.S. dollar and the Japanese Yen, in the case of the United States and Japan, and other local currencies, such as the Euro, the NT dollar, the Thai Baht and the Chinese Yuan in our other principal markets, substantially all of our costs are denominated in Won. We receive monthly royalty payments from our overseas licensees based on an agreed percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. We generally receive these royalty payments 20 to 30 days after the end of each month unless delayed due to extraordinary circumstances. Appreciation or depreciation of the Won against these foreign currencies during this period will result in foreign currency losses or gains and affect our net income.

As of December 31, 2011, 2010 and 2009, we had no foreign currency forward contracts outstanding. See ITEM 11. “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.”

Income tax expenses

Income tax benefit was Won 7,962 million (US$6,873 thousand) in 2011, as compared to income tax expenses of Won 4,207 million in 2010 and Won 4,544 million in 2009.

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

We recognize revenue in accordance with U.S. GAAP, as set forth in Accounting Standard Codification, or ASC 605, Revenue Recognition and other related pronouncements.

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

Subsequent to June 2003, pursuant to agreements with various payment processing service providers, the providers are responsible for remitting to us the full subscription revenues generated in Korea after deducting their fixed service fees and charges of approximately 1.4% to 15%. In addition, we do not assume any collection risk since payment processing service providers now bear the risk of loss and delinquencies.

Capitalized software development costs

We account for capitalized software development costs in accordance with ASC 985, Costs of Software to be Sold, Leased, or Marketed. Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and treated as research and development expenses. Once the game has reached technological feasibility, all subsequent software development costs for that product are capitalized until it is available for general release to customers. Technological feasibility is evaluated on a product-by-product basis, but generally occurs once the online game has a proven ability to operate on a multi-player level for a large number of users. After the game is available for general release to customers, the capitalized product development costs are amortized and expensed over the game’s estimated useful life. We continually evaluate the reasonableness of the economic life of the capitalized software development costs based on the average life cycle of the games whenever each new game is commercially launched or acquired. Further, when the fair value of an intangible asset is measured by income to be derived from such intangible asset, we consider amortizing such intangible asset following a schedule of when the expected benefits will be consumed or otherwise used up. This expense is recorded as a component of cost of revenues.

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

Impairment of goodwill and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. As of December 31, 2011, the carrying value of goodwill for each reporting unit, NeoCyon and Gravity Games, are Won 1,210 million (US$1,044 thousand) and Won 6,267 million (US$5,410 thousand), respectively.

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

We performed our annual impairment test for goodwill at all of our reporting units using data as of December 31, 2011. In performing the valuations, we used cash flows, which reflected management’s forecasts and discount rates which reflect the risks associated with the current market. Prior to performing the two-step impairment test for goodwill, we performed a qualitative assessment for the reporting unit of NeoCyon and Gravity Games. Given that the result of prior year impairment analysis indicated that the fair value of the business reporting unit of NeoCyon was significantly greater than its carrying value and the fact that there were no adverse events or circumstances identified which would affect the fair value of the reporting unit of NeoCyon, we concluded not to perform the two-step impairment test for NeoCyon as it is more likely than not that a reporting unit of NeoCyon’s fair value is greater than its carrying amount.

Assets and liabilities that make up the reporting unit of NeoCyon has not changed significantly since the 2010 impairment test. The fair value determination completed in 2010 for the reporting unit resulted in amounts that exceeded the carrying amount by a substantial margin. The likelihood that a current fair value determination would be less than the carrying amount of the reporting unit is remote based on analysis of events that have occurred since the fair value assessment was completed in 2010.

In performing the annual impairment test for goodwill for Gravity Games, the fair value of the business reporting unit of Gravity Games was determined to be lower than its book value. Therefore, during the fiscal year ended December 31, 2011, we recorded impairment losses of Won 514 million (US$444 thousand) in reporting unit of Gravity Games due to the overall decline in the fair value of the reporting unit and uncertainty in the future. The fair value of the reporting unit was estimated principally using the expected present value of the future cash flows.

Product technology, presented as an acquired intangible asset in balance sheets, represents that related to Dragonica which was recognized as a result of a business combination with Gravity Games in 2010. As of December 31, 2011, the carrying value of product technology is Won 6,706 million (US$5,789 thousand).

Product technology is accounted for under ASC 350, Intangibles — Goodwill and Other, which requires that intangible assets subject to amortization shall be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. An impairment loss shall be recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. The carrying value is considered unrecoverable if it exceeds the sum of the undiscounted cash flows anticipated from the use and eventual disposition of the asset. Impairment loss is measured as the amount by which the carrying value of an asset exceeds its fair value.

As the significant decrease in revenue of Dragonica was noted in 2011, which was a trigger event for long-lived assets impairment analysis as of December 31, 2011, we performed the impairment test on Dragonica. As the carrying amount of Dragonica exceeded the sum of the estimated undiscounted future cash flows from the use, Dragonica was considered unrecoverable. Therefore, we recognized an impairment loss of Won 2,384 million since the carrying amount before recognition of impairment loss exceeded its fair value.

The assessment of impairments under ASC 350 and ASC 360 requires significant judgment and requires estimates to assess fair values. We believe that the estimates of future cash flows and fair value used in the impairment tests of goodwill and product technology are reasonable; however, in the future, changes in estimates resulting in lower than currently anticipated cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations, which may result in us recognizing impairment charges for goodwill and other intangible assets in the future. In order to evaluate the sensitivity of the fair value calculations on the impairment analysis performed for the fiscal year ended December 31, 2011, we applied a hypothetical five percent decrease to the fair value of each reporting unit. We believe that plus or minus five percentage difference in cash flow projections or discount rate used would not result in a failure of step one of the goodwill impairment test for the reporting unit of NeoCyon. In addition, the table below shows the sensitivity analysis on the product loss in 2011. The sensitivity has been measured using a hypothetical one percent increase or decrease in revenue growth or discount rate.

Increase/decrease in fair value
	% Point change	Dragonica	Goodwill of Gravity Games
(In millions of Won except for percentage point)
Discount rate	+/-1%	(115)/121	(788)/940
Revenue growth	+/-1%	107/(108)	238/(231)

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

Fair value measurement on financial instruments

From 2009 to 2010, we invested Won 5,000 million each year in the Equity-Linked Securities fund, or ELS fund, which is comprised of bonds, marketable equity securities and trust funds as of December 31, 2010. These investments are classified as short-term available for sale investments on the balance sheet. The fair value of bonds is derived based on quoted prices in active markets, the fair value of marketable securities is derived based on quoted prices in active exchange markets, and the fair value of the trust funds is derived based on quoted prices in markets that are not active or other inputs that are observable. The trust fund portion of these investments contains an embedded derivative. We have determined it is not practical to bifurcate the embedded derivative and account for separately. In accordance with ASC 825, we have elected the fair value option to account for these investments and have assessed the fair value of the instruments as a whole. In 2011, we sold ELS fund, which was invested in 2010 and public bonds, which were non-current available-for-sale securities.

Income taxes

We account for income taxes under the provisions of ASC 740, Income Taxes. Under ASC 740, income taxes are accounted for under the asset and liability method.

Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be realized. A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the business operates, and the overall future industry outlook. As of December 31, 2011, we have concluded that the portions of the deferred tax assets of Gravity and all of the deferred tax assets of NeoCyon and Gravity Games are realizable based upon the level of historical and projected net taxable income.

Deferred income taxes as of December 31, 2011 were calculated based on the rate of 22% for fiscal years 2012 and thereafter for the amounts expected to be realized during the relevant fiscal year due to the amendment to the corporate income tax law in Korea.

Recent accounting pronouncements

In October 2009, the Financial Accounting Standards Board, or FASB, issued FASB Accounting Standards Update, or ASU, 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The amendments of this update replaces the term “fair value” in the revenue allocation guidance with “selling price” to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. In conjunction with the FASB’s deliberations on ASU 2009-13, the FASB considered whether similar changes should be made to the guidance in ASC 985, Software. The FASB considered whether alternatives for determining “fair value” or selling price should also apply to arrangements that have deliverables that are within the scope of ASC 985. The FASB observed that multiple deliverable arrangements in the software industry differ from multiple deliverable arrangements in other industries. As such, the higher threshold of VSOE for purposes of separating software deliverables was retained as was the use of the residual method, where appropriate. Instead, the FASB issued ASU 2009-14, Software (Topic 985) — Certain Revenue Arrangements That Include Software Elements, which modified the scope of ASC 985 to exclude tangible products and certain software components of tangible products from its scope. The ASUs are effective for the revenue arrangements entered into or materially modified in fiscal year beginning on or after June 15, 2010. The Company adopted these amendments effective in the first quarter of 2011, and the adoption did not impact the Company’s financial condition and results of operations as ASC 985 is still applicable for the Company.

In December 2010, the FASB issued ASU 2010-28, when to perform step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts (a consensus of the FASB Emerging Issues Task Force). The ASU modifies step 1 of the goodwill impairment test under ASC 350, Intangibles — Goodwill and Other, for reporting units with zero or negative carrying amounts to require an entity to perform step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists and whether an interim goodwill impairment test between annual test dates is necessary, an entity should consider whether there are adverse qualitative factors, including the examples provided in ASC paragraph 350-20-35-30, in determining whether an interim goodwill impairment test between annual test dates is necessary. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010, for a public entity. The Company adopted the amendments effective, and the adoption did not impact the Company’s financial condition and results of operations.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs to provide largely identical guidance about fair value measurement and disclosure requirements. This standard does not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. A public entity is required to apply the ASU prospectively for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted for a public entity. In the period of adoption, a reporting entity will be required to disclose a change, if any, in valuation technique and related inputs that result from applying the ASU and to quantify the total effect, if practicable. The Company is currently assessing the potential impact of the guidance.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, to help entities perform their goodwill impairment test in a cost-effective manner. This ASU allows entities the option to perform a qualitative assessment to determine whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount prior to performing the two-step impairment test. An entity has the option to either perform a qualitative assessment or by-pass the qualitative assessment and proceed directly to Step 1 of the two-step goodwill impairment test for each of its reporting units. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The Company has early adopted this ASU and the adoption of ASU 2011-08 had no material impact on the Company’s consolidated financial statements.

In June and December 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, and ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. The amended guidance requires an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The current option to report other comprehensive income and its components in the statement of stockholders’ equity will be eliminated. Although the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under existing guidance. An entity should apply the ASU retrospectively. For a public entity, these ASUs are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. These ASUs will change our financial statement presentation of comprehensive income but will not impact our net income, financial position, or cash flows.

RESULTS OF OPERATIONS: 2011 COMPARED TO 2010

The following table summarizes our results of operations for the periods indicated.

	Year Ended December 31,
	2010		2011		2011(1)		% Change
					(Unaudited)
	(In millions of Won and thousands of US$
	except for percentages)
Revenues:
Online games — subscription revenue	(Won)	9,908	(Won)	11,556	US$	9,975	16.6%
Online games — royalties and license fees		32,132		35,552		30,688	10.6
Mobile games		9,188		9,293		8,022	1.1
Character merchandising, animation and other revenue		1,134		1,076		928	(5.1)

Total net revenue		52,362		57,477		49,613	9.8
Cost of revenue		20,873		24,243		20,926	16.1

Gross profit		31,489		33,234		28,687	5.5
Gross profit margin(2)		60.1%		57.8%		57.8%
Operating expenses:
Selling, general and administrative		20,422		22,759		19,645	11.4
Research and development		4,652		4,136		3,570	(11.1)
Impairment losses on intangible assets		475		3,697		3,191	678.3
Gain on loss of control in a subsidiary		—		(548)		(473)	N/M
Settlement cost of litigation		—		29		25	N/M

Total operating expenses		25,549		30,073		25,958	17.7
Operating income		5,940		3,161		2,729	(46.8)
Operating profit margin(3)		11.3%		5.5%		5.5%
Other income (expenses):
Interest income		1,946		1,844		1,592	(5.2)
Interest expense		(32)		(58)		(50)	81.3
Foreign currency income, net		96		180		155	87.5
Others, net		312		(90)		(78)	N/M

Total net other income		2,322		1,876		1,619	(19.2)
Income before income tax expenses (benefit) and equity loss on investments		8,262		5,037		4,348	(39.0)
Income tax expenses (benefit)		4,207		(7,962)		(6,873)	N/M

Income before equity loss on investments		4,055		12,999		11,221	220.6
Equity loss on investments, net(4)		(345)		(242)		(209)	(29.9)

Net income		3,710		12,757		11,012	243.9
LESS: Net loss attributable to the non-controlling interest(5)		(20)		(2,171)		(1,874)	10,755.0

Net income attributable to parent company	(Won)	3,730	(Won)	14,928	US$	12,886	300.2%

N/M = not meaningful

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,158.50 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on December 30, 2011.

(2)	Gross profit margin for each period is calculated by dividing gross profit by total net revenue for each period.

(3)	Operating profit margin for each period is calculated by dividing operating income by total net revenue for each period.

(4)	Represents the losses from our 16.39% equity investment in Online Game Revolution Fund No. 1, our 25% equity investment in Ingamba and our 25% equity investment in Gravity EU SAS. These investments were accounted for using the equity method of accounting.

(5)	Represents the non-controlling interest in NeoCyon, a 96.11% held subsidiary acquired in December 2005 and Gravity Games, formerly Barunson Interactive, a 50.83% held subsidiary acquired in October 2010.

Revenues

Our total revenues increased by 9.8% to Won 57,477 million (US$49,613 thousand) in 2011 from Won 52,362 million in 2010, primarily due to:

•

a 16.6% increase in subscription revenue to Won 11,556 million (US$9,975 thousand) in 2011 from Won 9,908 million in 2010. This 16.6% increase resulted primarily from (i) 23.8% increase in the revenues in Korea to Won 4,740 million (US$4,091 thousand) in 2011 from Won 3,829 million in 2010 resulting from increased revenues from Ragnarok Online due to our ceasing subscription-based fee model and offering the game with free-to-play servers in November 2010, which only apply micro-transaction model encouraging our users in Korea to play the game without paying subscription fees or buying playing time and to purchase in-game items and (ii) a 25.0% increase in the revenues from Ragnarok Online, Dragon Saga, Requiem and R.O.S.E. Online in the United States and Canada to Won 5,832 million (US$5,034 thousand) in 2011 from Won 4,664 million in 2010 due mostly to our ceasing subscription-based fee model of Ragnarok Online and offering the game with free-to-play servers in April 2011 and revenues from Dragon Saga, which was commercially launched in October 2010; and

•

a 10.6% increase in royalties and license fees to Won 35,552 million (US$30,688 thousand) in 2011 from Won 32,132 million in 2010, which primarily resulted from increased revenues from Dragonica to Won 4,231 million (US$3,652 thousand) in 2011 from Won 747 million in 2010 resulting from our acquisition of Gravity Games, the developer of Dragonica, in October 2010 and Won 1,106 million (US$955 thousand) of revenues from H.A.V.E. Online, which was commercially launched in Japan in March 2011.

Such increase was partially offset by a 9.4% decrease in the revenues to Won 22,320 (US$19,266 thousand) in 2011 from Won 24,637 million in 2010 from Ragnarok Online in Japan, due mainly to the fact that Ragnarok Online has reached maturity in the Japanese market and the Japanese users with high loyalty to the game are aging.

Cost of revenues

Our cost of revenues increased by 16.1% to Won 24,243 million (US$20,926 thousand) in 2011 from Won 20,873 million in 2010, primarily due to:

•

a 21.1% increase in salaries to Won 11,003 million (US$9,498 thousand) in 2011 from Won 9,088 million in 2010 primarily resulting from increase in salaries for NeoCyon and Gravity Games. The increase in salaries for NeoCyon of Won 1,050 million (US$906 thousand) was primarily as a result of the number of staff in service division increasing constantly over the current period. The salaries for Gravity Games in 2010 only reflected the period after our acquisition in October 2010 whereas in 2011 such salaries were reflected for the full year; and

•

a 40.3% increase in commission paid to Won 3,612 million (US$3,118 thousand) in 2011 from Won 2,574 million in 2010 mainly attributable to royalty payment for H.A.V.E. Online as a result of its commercial launch in March 2011.

Such increases in cost of revenues were partially offset by a 17.2% decrease in outsourcing fees for NeoCyon to Won 1,937 million (US$1,672 thousand) in 2011 from Won 2,339 million in 2010 due to decreased outsourcing fees related to games embedded in mobile phones as well as an increase in in-house game development.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 5.5% to Won 33,234 million (US$28,687 thousand) in 2011 from Won 31,489 million in 2010. Our gross profit margin decreased to 57.8% in 2011 from 60.1% in 2010. The decrease in gross profit margin in 2011 compared with 2010 was primarily due to (i) NeoCyon’s expanding business resulting in hiring more employees which caused an increase in the related costs; and (ii) the fact that the lower gross profit margin of Gravity Games was reflected only for the period after the acquisition in October 2010 whereas in 2011 it was reflected for the full year.

Operating expenses

Selling, general and administrative expenses.    Our selling, general and administrative expenses increased by 11.4% to Won 22,759 million (US$19,645 thousand) in 2011 from Won 20,422 million in 2010, primarily due to:

•

a 52.5% increase in professional service fees and commission paid to Won 4,429 million (US$3,823 thousand) in 2011 from Won 2,904 million in 2010 primarily resulting from (i) fees and expenses incurred in connection with advisory service for tax and legal consulting service; (ii) certain portion of the license fees for Weapons of the Gods we paid being treated as expenses due to the low likelihood of commercial service of the game; and (iii) increase in payment of gateway fees of Gravity Interactive due to increase in its revenues; and

•

a 68.4% increase in advertising expenses to Won 3,121 million (US$2,694 thousand) in 2011 from Won 1,853 million in 2010, which mainly consist of marketing expenses for closed and open beta testing of Kun Woong Online and closed beta testing of Ragnarok Online II, and expenses related to the Ragnarok World Championship held in October 2011.

Such increases in selling, general and administrative expenses were partially offset by a 59.7% decrease in taxes and dues expenses to Won 373 million (US$322 thousand) in 2011 from Won 925 million in 2010 primarily resulting from a tax examination with respect to transfer pricing adjustments between the actual transaction price and the estimated arm’s length price, which did not occur in 2011.

Research and development expenses.    Our research and development expenses decreased by 11.1% to Won 4,136 million (US$3,570 thousand) in 2011 from Won 4,652 million in 2010, due to development expenses for a console game based on one of our online games in 2010, which decreased significantly in 2011. Such decrease in research and development expenses were offset by increased development expenses related to East Road and mobile games.

Impairment loss on intangible assets.    We had Won 3,697 million (US$3,191 thousand) impairment loss on intangible assets in 2011 for capitalized research and development cost of Eternal Destiny, and intangible assets and goodwill of Dragonica.

Operating income and operating profit margin

As a result of the cumulative effects of the reasons stated above, we recorded an operating income of Won 3,161 million (US$2,729 thousand) in 2011 compared to an operating income of Won 5,940 million in 2010 and our operating profit margin recorded at 5.5% in 2011.

Net other income

Our net other income decreased 19.2% to Won 1,876 million (US$1,619 thousand) in 2011 from Won 2,322 million in 2010 primarily due to a gain of Won 335 million in 2010 on disposition of available-for-sale securities, which did not occur in 2011.

Income tax expenses

We recorded an income tax benefit of Won 7,962 million (US$6,873 thousand) in 2011, as compared to an income tax expense of Won 4,207 million in 2010, mostly due to the partial release of deferred tax assets of Gravity. Up to 2010, we had recognized full valuation allowance for the deferred tax assets of Gravity; however, from 2011, we concluded that Won 7,937 million (US$6,850 thousand) or 42% of the deferred tax assets from tax credit carry forwards and Won 2,182 million (US$1,883 thousand) of net deferred tax assets from the other temporary differences are realizable.

Equity loss on investments

In 2010, equity loss on investments represents the net loss incurred from a 16.39% partnership interest in Online Game Revolution Fund No. 1 and the equity income of Ingmaba LLC, in which we invested Russian Ruble 13 million, which represents 25% of Ingamba’s total capital. The Company cannot significantly influence the partnership’s operation and financial policies under the partnership agreement. However, we account for the investment under the equity method of accounting in accordance with ASC 323, Investment — Equity Method and Joint Ventures, which requires the use of the equity method unless the investors’ interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” The investment in Ingamba is accounted for as an equity method investment. We recorded Won 358 million as equity loss of the partnership of Online Game Revolution Fund No. 1 and Won 13 million as equity income of Ingamba in 2010.

In 2011, equity loss on investments represents the losses from the equity loss of Ingamba and Gravity EU SAS, and the loss incurred from a 16.39% partnership interest Online Game Revolution No. 1. In July 2011, Gravity EU SASU increased its capital stock and as a result of our participation in such capital increase together with Media-Participations Paris SA, Gravity EU SASU was converted into a joint venture company, Gravity SAS, in which our ownership is 25%. Therefore Gravity EU SAS was accounted for by using an equity method since August 2011. We recorded Won 134 million (US$116 thousand), Won 70 million (US$60 thousand) and Won 38 million (US$33 thousand) and as equity loss of Ingamba and Gravity EU SAS, and the partnership of Online Game Revolution Fund No. 1, in 2011, respectively.

On December 31, 2010, the term of the partnership of Online Game Revolution Fund No. 1 expired and it is under liquidation during 2011 and 2012. The partnership had invested in eight games since its operation. We expect that the partnership will be able to sell certain games before the consummation of the liquidation, the remaining disposable assets including cash and receivables will be distributed to each investor of the partnership upon dissolution. We have estimated that the Company’s share of such liquidation proceeds will be at least equal to the Company’s carrying value of its investments in Online Game Revolution Fund No. 1 at December 31, 2011.

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

Net income attributable to parent company

As a result of foregoing, we recorded a net income attributable to parent company of Won 14,928 million (US$12,886 thousand) in 2011 compared to a net income attributable to parent company of Won 3,730 million in 2010.

RESULTS OF OPERATIONS: 2010 COMPARED TO 2009

The following table summarizes our results of operations for the periods indicated.

	Year Ended December 31,
	2009		2010		2010(1)		% Change
					(Unaudited)
	(In millions of Won and thousands of US$
	except for percentages)
Revenues:
Online games — subscription revenue	(Won)	12,674	(Won)	9,908	US$	9,030	(21.8)%
Online games — royalties and license fees		34,037		32,132		29,284	(5.6)
Mobile games		7,882		9,188		8,374	16.6
Character merchandising, animation and other revenue		2,810		1,134		1,034	(59.6)

Total net revenue		57,403		52,362		47,722	(8.8)
Cost of revenue		21,170		20,873		19,023	(1.4)

Gross profit		36,233		31,489		28,699	(13.1)
Gross profit margin(2)		63.1%		60.1%		60.1%
Operating expenses:
Selling, general and administrative		21,651		20,422		18,612	(5.7)
Research and development		1,799		4,652		4,240	158.6
Impairment losses on intangible assets		280		475		433	69.6
Settlement cost of litigation		1,649		—		—	N/M

Total operating expenses		25,379		25,549		23,285	0.7
Operating income		10,854		5,940		5,414	(45.3)
Operating profit margin(3)		18.9%		11.3%		11.3%
Other income (expenses):
Interest income		2,395		1,946		1,774	(18.7)
Interest expense		(41)		(32)		(29)	(22.0)
Foreign currency income (losses), net		(225)		96		87	N/M
Others, net		(21)		312		283	N/M

Total net other income		2,108		2,322		2,115	10.2
Income before income tax expenses and equity loss on investments		12,962		8,262		7,529	(36.3)
Income tax expenses		4,544		4,207		3,835	(7.4)

Income before equity loss on investments		8,418		4,055		3,694	(51.8)
Equity loss on investments, net(4)		(1,424)		(345)		(314)	(75.8)

Net income		6,994		3,710		3,380	(47.0)
LESS: Net income (loss) attributable to the non-controlling interest(5)		77		(20)		(18)	N/M

Net income attributable to parent company	(Won)	6,917	(Won)	3,730	US$	3,398	(46.1)%

N/M = not meaningful

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,097.25 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on March 31, 2011.

(2)	Gross profit margin for each period is calculated by dividing gross profit by total net revenue for each period.

(3)	Operating profit margin for each period is calculated by dividing operating income by total net revenue for each period.

(4)	Represents the losses from our 16.39% equity investment in Online Game Revolution Fund No. 1 and the income from our 25% equity investment in Ingamba. These investments were accounted for using the equity method of accounting.

(5)	Represents the non-controlling interest in NeoCyon, a 96.11% held subsidiary acquired in December 2005 and Gravity Games, formerly Barunson Interactive, a 50.83% held subsidiary acquired in October 2010.

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

•

a 5.6% decrease in royalties and license fees to Won 32,132 million (US$29,284 thousand) in 2010 from Won 34,037 million in 2009, which primarily resulted from decreased revenues from Ragnarok Online in the Japanese market and the strengthening of the Korean Won by approximately 2.6% against the Japanese Yen from 2009 to 2010, though such decrease was partially offset by a 49.2% increase in the revenues from Ragnarok Online in Taiwan, Hong Kong and Macau driven by the introduction of a renewed version of the game in September 2010 in the region. Royalties and license fees from Ragnarok Online decreased to Won 30,215 million (US$ 27,536 thousand) in 2010 from Won 33,294 million in 2009 due mostly to the fact that Ragnarok Online has reached maturity in most of our principal markets; and

•

a 59.6% decrease in character merchandising, animation and other revenue to Won 1,134 million (US$1,034 thousand) in 2010 from Won 2,810 million in 2009, which resulted primarily from a 69.2% decrease in sales of goods to Won 473 million (US$431 thousand) in 2010 from Won 1,535 million in 2009 and from a 42.9% decrease in character merchandising revenue to Won 524 million (US$477 thousand) in 2010 from Won 917 million in 2009.

Such decreases in revenues were partially offset by a 16.6% increase in mobile game revenue to Won 9,188 million (US$8,374 thousand) in 2010 from Won 7,882 million in 2009. This 16.6% increase resulted primarily from revenues of NeoCyon, mainly due to the increase in sales of games embedded in mobile phones and royalty revenues from mobile games based on Ragnarok Online in the Japanese market.

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

Such decreases in cost of revenues were partially offset by:

•	an 8.8% increase in salaries to Won 9,088 million (US$8,283 thousand) in 2010 from Won 8,353 million in 2009 primarily resulting from increase in salaries for the headquarters and NeoCyon; and

•	a 70.0% increase in outsourcing fees for the headquarters and NeoCyon to Won 2,339 million (US$2,132 thousand) in 2010 from Won 1,376 million in 2009.

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

Net other income

Our net other income increased 10.2% to Won 2,322 million (US$2,115 thousand) in 2010 from Won 2,108 million in 2009 primarily due to a gain of Won 335 million (US$305 thousand) in 2010 on disposition of available-for-sale securities.

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

Equity loss on investments

In 2009, equity loss on investments represents the 16.39% of the net loss incurred from a 16.39% partnership interest in Online Game Revolution Fund No. 1. The Company cannot significantly influence the partnership’s operation and financial policies under the partnership agreement. However, the Company accounts for the investment under the equity method of accounting in accordance with ASC 323, Investment — Equity Method and Joint Ventures, which requires the use of the equity method unless the investors’ interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” The Company recorded Won 1,424 million as equity loss of the partnership in 2009. In 2010, equity loss on investments represents the 16.39% of the net loss incurred from a 16.39% partnership interest in Online Games Revolution Fund No. 1 and the equity income of Ingamba LLC, in which we invested Russian Ruble 13 million, which represents 25% of Ingamba’s total capital, in June 2010 in order to distribute our games in Russia. The investment in Ingamba was accounted for as an equity method investment. The Company recorded Won 358 million (US$ 326 thousand) as equity loss of the partnership of Online Game Revolution Fund No. 1 and Won 13 million (US$ 12 thousand) as equity income of Ingamba in 2010. On December 31, 2010, the term of the partnership of Online Game Revolution No. 1 expired and it is under liquidation during 2011. The partnership had invested in eight games since its operation. The Company is expecting that the partnership will be able to sell certain games before the consummation of the liquidation, the remaining disposable assets including cash and receivables will be distributed to each investor of the partnership upon dissolution. The Company has estimated that the Company’s share of such liquidation proceeds will be at least equal to the Company’s carrying value of its investment in the Fund at December 31, 2010.

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

ITEM 5.B.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2009		2010		2011		2011(1)
							(Unaudited)
	(In millions of Won and thousands of US$)
Cash and cash equivalents at beginning of period	(Won)	53,168	(Won)	51,333	(Won)	44,122	US$	38,085

Net cash provided by operating activities		15,861		8,388		1,179		1,016
Net cash used in investing activities		(17,550)		(15,873)		(2,793)		(2,410)
Net cash provided by (used in) financing activities		(55)		275		(168)		(145)
Effect of exchange rate changes on cash and cash equivalents		(91)		(1)		90		79

Net decrease in cash and cash equivalents		(1,835)		(7,211)		(1,692)		(1,460)

Cash and cash equivalents at end of period	(Won)	51,333	(Won)	44,122	(Won)	42,430	US$	36,625

Note:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,158.50 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on December 30, 2011.

Prior to the commercial launch of Ragnarok Online in August 2002, our principal sources of liquidity were cash from equity financing and incurrence of debt, including the debt we incurred from YNK Korea. Following the commercial launch of Ragnarok Online, our principal sources of liquidity have been cash flows from our operating activities and equity financing and, to a lesser extent, short-term borrowings. Net cash used in investing activities has consisted primarily of investments in acquisition of interests in companies which develop online games or which provide related products and services. However, our net property and equipment increased from Won 2,672 million as of December 31, 2010 to Won 2,731 million (US$2,357 thousand) as of December 31, 2011 mainly due to the purchase of property and equipment amounting to Won 1,566 million (US$1,351 thousand). This increase is partially offset by depreciation of property and equipment totaling Won 1,651 million (US$1,425 thousand).

Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We deposit our cash in demand deposits, short-term financial instruments, which primarily consist of time deposits with maturity of one year or less, and money market funds with a rolling maturity of 90 days or less. Our short-term financial instruments decreased from Won 16,000 million as of December 31, 2009 to Won 12,500 million as of December 31, 2010 and increased to Won 15,000 million (US$12,948 thousand) as of December 31, 2011. The decrease in our short-term financial instruments in 2010 primarily resulted from use of proceeds from such financial instruments in connection with working capital requirements and other expenses and the increase in our short-term financial instruments in 2011 resulted from increase in income from our business.

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

Cash flows from operating activities.    The decrease in net cash provided by our operating activities in 2011 as compared to 2010 reflected an adjustment of (i) Won 5,987 million (US$5,168 thousand) in other assets mostly consisting of a deposit in the court amounting to Won 4,140 million made in November 2011 with regards to the litigation filed by a former executive claiming our unauthorized withdrawal of funds from a subsidiary; (ii) Won 2,494 million (US$2,153 thousand) in deferred revenue; and (iii) Won 1,366 million (US$1,179 thousand) in accounts payable. This decrease was partially offset by Won 3,697 million (US$3,191 thousand) for impairment losses on intangible assets. The decrease in net cash provided by our operating activities from 2009 to 2010 was primarily the result of decrease in net income from 2009 to 2010. Our decrease in net cash provided by our operating activities in 2010 as compared to 2009 reflected an adjustment of (i) Won 814 million in accrued expenses; and (ii) Won 498 million in deferred revenue. This decrease was partially offset by Won 3,708 million for depreciation and amortization and change in account receivables of Won 1,213 million.

Cash flows from investing activities.    Net cash used in investing activities in 2011 was decreased as compared to 2010 because there was no business acquisition and purchase of available-for-sale investments in 2011, which incurred cash outflow of Won 11,277 million and Won 5,000 million in 2010, respectively. Our decrease in net cash used in investing activities in 2010 as compared to 2009 reflected Won 3,500 million for decrease in short-term financial instruments. This cash flow was partially offset by (i) Won 5,092 million for purchase of intangible assets; and (ii) Won 11,277 million for business acquisition of Gravity Games.

Cash flows from financing activities.    The increase in net cash used in our financing activities in 2011 as compared to 2010 reflected repayments of borrowings of Won 168 million (US$145 thousand). Our increase in net cash provided by financing activities in 2010 as compared to 2009 reflected proceeds from borrowings of Won 418 million. This increase was offset by repayments of borrowings of Won 143 million.

Capital resources

As our overseas operations are conducted primarily through our subsidiaries and our overseas licensees, our ability to finance our operations and any debt that we or our subsidiaries may incur depends, in part, on the payment of royalties and other fees by our overseas licensees and, to a lesser extent, the flow of dividends from our subsidiaries.

As of December 31, 2011, our primary source of liquidity was Won 42,430 million (US$36,625 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities will be sufficient to meet our capital needs through at least the first quarter of 2013. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations.

As of December 31, 2011, Gravity Interactive, our subsidiary in the United States, has issued an irrevocable letter of credit in the amount of US$250,000 to its landlord in relation to its lease agreement, with no amount drawn. A short-term investment valued at US$250,000 was provided to a bank as collateral for this letter of credit.

We expect to have capital expenditure requirements for the ongoing expansion into other markets, including expenditures for expanding and upgrading our existing server equipment continuously, for developing new games internally, for acquiring and publishing third party games, or for investing in enhancing our technological, marketing, distributing and servicing capabilities. We believe that our internal cash flow from operations, together with our proceeds from our initial public offering in February 2005 will be sufficient to satisfy our working capital requirements through at least the first quarter of 2013, including our new game development expenditures.

ITEM 5.C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC

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

Our research and development expenditures were Won 1,799 million, Won 4,652 million and Won 4,136 million (US$3,570 thousand) in 2009, 2010 and 2011, respectively. Our research and development expenses increased significantly in 2010 as investments in new games increased in 2010. Our research and development expenses decreased as development expenses for a console game based on one of our online games in 2010 decreased significantly in 2011.

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

ITEM 5.F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our contractual cash obligations due by period as of December 31, 2011.

	Payments Due by Period
	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
	(In millions of Won)
Capital lease obligations	(Won)	384	(Won)	232	(Won)	152	(Won)	—	(Won)	—
Operating lease obligations		2,674		2,674		—		—		—
Purchase obligations		1,452		1,452		—		—		—
Accrued severance benefits		916		—		—		—		—

Total	(Won)	5,426	(Won)	4,358	(Won)	152	(Won)	—	(Won)	—

Long-term debt obligations.    We have financed our operations primarily through incurrence of debt from financial institutions, cash flows from operations as well as equity investments by our founder and current shareholders. As such, there are currently no long-term debt obligations.

Capital lease obligations.    In December 2007, Gravity Interactive entered into a capital lease agreement with respect to the open beta testing server for the commercial distribution of Requiem, with a total lease payment of US$270,666, over a period of two years. In 2008, this capital lease agreement was amended, thereby decreasing the total lease payment by US$139,760 to US$130,906. We also entered into additional capital lease agreements to utilize more assets including servers during the year, which increased the total capital lease payment by US$123,195, US$326,440 and US$92,610 in 2009, 2010 and in 2011, respectively. In 2008, we made principal and interest payments of US$79,811 and US$26,082, respectively. In 2009, we made principal and interest payments of US$152,656 and US$32,616, respectively. In 2010, we made principal and interest payments of US$123,978 and US$27,879, respectively. In 2011, we made principal and interest payments of US$151,370 and US$52,425, respectively.

Operating lease obligations.    With respect to our operating lease obligations, the lease payments due by December 31, 2012 are Won 2,213 million and Won 461 million for our principal offices in Seoul, offices for our subsidiary in the United States. The lease terms expire in December 2012 and November 2012 for our principal offices in Seoul, offices for our subsidiary in the United States, respectively. The renewal terms in all of the leases are subject to market conditions.

Purchase Obligations.    In September 2010, we entered into an agreement with Shanghai Nineyou Interactive Community and Media Co., Ltd., and its two affiliates, Shanghai Nineshine Information Technology Co., Ltd. and HitNorth International Limited, to publish Weapons of the Gods, a game being developed by HitNorth International Limited. As of December 31, 2011, the game is under development, and we treated certain portion of the license fee we paid as expenses due to the low likelihood of successfully commencing commercial service of the game. We are to pay the remaining license fee in installments based on the progress of development of the game. In February 2011, we entered into an agreement with X-Legend Entertainment Co., Ltd. to publish Finding Neverland Online. As of December 31, 2011, the game is under localization and preparation for beta testing, and we have booked certain portion of the license fee we paid as advance payment. We are to pay the remaining license fee in installments based on the progress of development of the game. In December 2011, we entered into an agreement to publish a Web browser-based game. As of December 31, 2011, the game is under preparation for development, and we have booked certain portion of the license fee we paid as advance payment. We are to pay the remaining license fee in installments based on the progress of development of the game.

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

Accrued severance benefits.    Employees and executive officers with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with us based on the length of service and their rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of ASC 715, Compensation-Retirement Benefits. As severance benefits have no specific maturities, they are not allocated to the table that sets forth a summary of our contractual cash obligations due by period as of December 31, 2011.

Other Commitments and Liabilities

For a description of our commercial commitments and contingent liabilities, see Note 13 to our consolidated financial statements included in this annual report. For a description of our legal proceedings, see ITEM 8.A. “CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION — LEGAL PROCEEDINGS.”

ITEM 5.G.	SAFE HARBOR

See “FORWARD-LOOKING STATEMENTS.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors and executive officers as of March 31, 2012. The business address of all of our directors and executive officers is our registered office at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795, Korea.

Name	Age	Position
Hyun Chul Park	39	Chief Executive Officer
Yoshinori Kitamura	44	Chairman of the Board of Directors and Chief Operating Officer
Heung Gon Kim	46	Chief Financial Officer
Kazuki Morishita	38	Executive Director
Kazuya Sakai	47	Executive Director
Jong Gyu Hwang	42	Independent Director
Doo Hyun Ryu	51	Independent Director
Jung Yoo	51	Independent Director

Hyun Chul Park has served as our Chief Executive Officer since March 2011 and was an officer of our corporate management office from May 2009 to March 2011. Mr. Park has also been a Director of Gravity Games, formerly Barunson Interactive, since October 2010. He has been a Director and Chief Operating Officer of NeoCyon since December 2009 and April 2012, respectively, and was Chief Strategy Officer of NeoCyon from October 2010 to March 2012. He has been general manager of International Business Division at GungHo Online Entertainment, Inc. since September 2007. He worked as a general manager of Content Producing Department of SEGA Networks (China) Co., Ltd. from July 2005 to September 2007 and a manager of Asia Division at SEGA Corporation from April 2004 to July 2005. He was a manager of Overseas Marketing Team at ActozSoft Co., Ltd. from October 2002 to March 2004 and at Siementech Co., Ltd. from October 2001 to October 2002. He worked at Engineer Team of Toyota Vista Tokyo Co., Ltd. from April 1998 to July 2001. Mr. Park obtained an associate degree in Automotive Engineering from Tokyo College of Technology, currently, Tokyo College of Automotive Technology.

Yoshinori Kitamura has served as our Executive Director since March 2008, Chief Operating Officer since June 2008 and Chairman of the Board of Directors since April 2011. Mr. Kitamura has also been a Director and Chief Executive Officer of NeoCyon since October 2008 and since October 2009, respectively, and a Director of Gravity Games, formerly Barunson Interactive, since October 2010 and a Director of Gravity EU SAS since July 2011. He has been Chief Executive Officer of Gravity Entertainment and Gravity Interactive since March 2008 and July 2008, respectively. Mr. Kitamura has also been a Director and Executive General Manager of International Business Division at GungHo Online Entertainment, Inc. since March 2006 and June 2007, respectively, and was an Executive General Manager of the Marketing Division at GungHo Online Entertainment, Inc. from February 2003 to June 2007. He worked as a Director of GungHo Online Entertainment Korea, Inc. and GungHo Works, Inc. from March 2007 to October 2008 and from March 2008 to June 2008, respectively. Mr. Kitamura was a Director of L5 Games Inc. from July 2008 to its liquidation in August 2008. Mr. Kitamura also worked at NC Japan K.K. as marketing manager from January 2002 to January 2003 and ICC Corporation as business development manager from September 1999 to December 2001. Mr. Kitamura holds a bachelor’s degree in English Language and Literature from Bunkyo University.

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

Kazuki Morishita has served as our Executive Director since March 2008. Mr. Morishita has also been the President and Chief Executive Officer of GungHo Online Entertainment, Inc. since January 2004 and was Chief Operating Officer of GungHo Online Entertainment, Inc. from August 2002 to January 2004. In addition, he has been a director of Acquire Corp. since October 2011 and he was a director of Game Arts Co., Ltd. from December 2005 to March 2008 and has been the President of Game Arts Co., Ltd. since March 2008. Mr. Morishita was the Chairman of GungHo Works, Inc. from October 2007 to December 2009 and a Director of GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008. He also was a general manager of the E-service department at OnSale, Inc. from May 2001 to August 2002. Mr. Morishita served as Director of Kickers Network, Inc. from December 2000 to April 2001 and as Director of Dolphin Net, Inc. from March to November in 2000. Mr. Morishita worked as chief of the system sales department at Softcreate Co., Ltd. from July 1996 to February 2000. Mr. Morishita graduated from High School affiliated with Chiba University of Commerce.

Kazuya Sakai has served as our Executive Director since March 2009. Mr. Sakai has also served as Chief Financial Officer, Director and Investor Relations Officer of GungHo Online Entertainment, Inc. since April 2004, March 2005 and July 2011, respectively. He has also been the auditor of Acquire Corp. since October 2011 and was a Director of Gravity Entertainment from March 2008 to March 2011. Mr. Sakai was Chief Executive Officer of Capri, Inc. from October 2008 to December 2009. Mr. Sakai was a Director of GungHo Works, Inc. from October 2007 to December 2009. Mr. Sakai was a Director of GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008 and Chief Executive Officer in October 2008 to its liquidation in October 2008. He was Chief Executive Officer of GungHo Asset Management, Inc. from January 2007 to October 2008. Mr. Sakai served as a general manager of Administration Division, Director and Chief Executive Officer of Expression Tools, Inc. from January 1993 to March 1996, from April 1996 to April 2000, and from April 2000 to November 2003, respectively. He worked at The Kyushu Sogo Bank, Ltd., currently, The Shinwa Bank, Ltd., from April 1987 to December 1992. Mr. Sakai graduated from Kyushu Sangyo University with a bachelor’s degree in Commerce.

Jong Gyu Hwang has served as our Independent Director since June 2009. Mr. Hwang has served as a Director and Chief Operating Officer at Mungyung Monorail, a wholly-owned subsidiary of Korea Monorail, since 2007. He has also served as Compliance Auditor at E-Frontier, Inc. since 2000 and as Auditor at Korea Urban Railway Association since 2009. Mr. Hwang served as a Director of Korea Monorail from 2006 to 2007 and worked as an attorney at Attorney General’s Office in Massachusetts in the United States in 2005. He was also an investigation officer of Special Investigation Department at Seoul Central District Prosecutors’ Office of the Ministry of Justice of Korea from 1995 to 2000 and worked at the Korean Residents Union in Japan from 1994 to 1995. Mr. Hwang received an LL.B. degree from Tokyo University and an M.P.A. degree from Kennedy School of Government at Harvard University. Mr. Hwang also received an LL.M. degree from Boston University School of Law. Mr. Hwang is a member of the New York State Bar Association.

Doo Hyun Ryu has served as our Independent Director since March 2011. Mr. Ryu has been a Partner, and the head of International Legal and Business Affairs Team since May 2001 and a branch manager of the Vietnam Office of Logos Law, LLC since May 2010. He has served as an arbitrator of the Korean Commercial Arbitration Board since June 2011. He has also been a member of Legal Services Development Committee of the Korean Bar Association since March 2005. Mr. Ryu was a head of Management & Legal Department at Hyundai Card Co., Ltd. and Hyundai Capital Services, Inc. from May 2008 to April 2010 and a member of Information Department Committee at Hyundai Motor Group from June 2008 to April 2010. He worked as Compliance Officer of Financial Department of the Federation of Korean Industries from June 2008 to April 2010 and a member of the Special Committee for Revision of Credit-Specialized Financial Business Act at the Financial Services Commission of Korea from October 2008 to January 2010. Mr. Ryu was an Independent Director of Interactivy, Inc. from April 2007 to May 2008. He was a member of Korea IT International Cooperation Agency from August 2006 to May 2008 and a member of Readers Committee of the Korea JoongAng Daily from October 1999 to October 2000. Mr. Ryu is a member of the Korea Bar Association. Mr. Ryu obtained an LL.B. degree from Seoul National University. Mr. Ryu also completed an Advanced Economists Program at the graduate school of Economics of Yonsei University.

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

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2011, the aggregate amount of compensation paid by us to all directors and executive officers was Won 1,349 million (US$1,164 thousand). At our general meeting of shareholders held on March 27, 2012, our shareholders approved an aggregate amount of up to Won 1,400 million (US$1,208 thousand) as compensation for our directors for 2012.

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

CORPORATE GOVERNANCE PRACTICES

Our ADSs are listed on the NASDAQ stock market and we are subject to the NASDAQ listing requirements applicable to foreign private issuers. NASDAQ’s corporate governance practice rules provide that a foreign private issuer may elect to follow its home country practices in lieu of the requirements under NASDAQ Marketplace Rule 5600 Series, subject to certain exceptions and to the extent such practices are not prohibited by home country law. The home country practices that we follow in lieu of NASDAQ Marketplace Rule 5600 Series are described below, including certain new rules that we have been following since the amendment to the Korean Commercial Code went into effect on April 15, 2012:

•

Under Korean law, we are not required to have a board of directors which must be composed of a majority of independent directors. Our Board of Directors is currently composed of a total of 7 directors, three of whom are independent directors.

•

Under Korean law, we are not required to have the director nomination committee and compensation committee composed solely of independent directors. However, we established a director nomination committee and a compensation committee in accordance with our articles of incorporation. Our director nomination committee and compensation committee are currently each composed of two non-independent directors and one independent director.

•

Under Korean law, independent directors are not required to have regularly scheduled meetings at which only independent directors are present. However, our audit committee, which is composed solely of three independent directors, generally holds meetings once a month whenever there are matters related to financial results of the Company, related party transactions or others.

•

In lieu of the requirement that shareholder approval be obtained prior to an issuance of securities in connection with (i) the acquisition of the stock or assets of another corporation; (ii) equity-based compensation of officers, directors, employees or consults; (iii) a change of control; and (iv) private placements, as specified in NASDAQ Marketplace Rule 5635, we require a resolution to be adopted at the general meeting of shareholders when necessary under Korean law, including, for example, if an issuance of securities is related to the acquisition of all or a part of the business of another corporation which significantly affects the business of the Company.

•

In lieu of the requirement that copies of an annual report be delivered to shareholders within a reasonable time following the filing of the annual report with the SEC, our business report prepared under Korean law, and financial statements prepared in accordance with Korean GAAP, are made available to shareholders one week before the day of the annual general meeting of shareholders and presented to shareholders at the ordinary general meeting of shareholders. Moreover, such documents as well as our annual report on Form 20-F, once available, may be viewed at our principal or branch office by any of our shareholders making such a request and are also delivered to any shareholder making a request for delivery. Under Korean law, we are not required to prepare quarterly or interim reports. We furnish our quarterly financial statements prepared in accordance with U.S. GAAP on Form 6-K with the SEC.

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

•

Under Korean law, the following categories of individuals or entities are required to make a disclosure to our board of directors and receive the approval of two-thirds or more of the incumbent directors before entering into a transaction with us:

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

(v)	An entity, of which 50% or more of the voting power, in the aggregate, is held by the combination of one or more individuals described in (i) through (iii) and the entity described in (iv).

•	Under Korean law, a director may not usurp a business opportunity for its own or third-party’s benefit, except upon the approval of two-thirds or more of the incumbent directors.

•	Under Korean law, the resolution for the removal of members of the audit committee shall be adopted at a meeting of the Board of Directors by approval of two-thirds or more of the incumbent directors.

•

Under Korean law and our amended articles of incorporation, if a director intentionally or negligently performs an act in violation of the applicable laws and regulations or the articles of incorporation or neglects his or her duties, such director shall be liable for damages to the company. However, unless a director causes damage to the company by willful misconduct or gross negligence, his or her liability will be limited by an applicable exemption of, in the case of a non-independent director, any liability which exceeds six times his compensation (including bonuses and benefits from exercise of stock options) for the past one year from the date on which the director caused such damage, and, in the case of an independent director, any liability which exceeds three times his compensation (including bonuses and benefits from exercise of stock options) for the past one year from the date on which the director caused such damage.

•

Under Korean law and our amended articles of incorporation, the audit committee may, if necessary, demand that the chairman of the Board of Directors convene a meeting of the Board of Directors, and if the chairman fails to convene a meeting without delay, the audit committee may directly convene a meeting of the Board of Directors.

•

Under Korean law and our amended articles of incorporation, the general meeting of shareholders shall, in principle, have the authority to provide final approval of our financial statements and dividends. However, our Board of Directors may choose to have final approval of our financial statements and dividends if (i) an external auditor gives an unqualified opinion to the financial statements and (ii) all members of the audit committee unanimously agree.

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

As of December 31, 2011, we, not including our subsidiaries, had 357 full-time employees, of whom 356 were located in Korea and one was stationed overseas, either working with our subsidiaries or supporting our overseas licensees. The total number of employees remained stable in 2011. The following table sets forth the number of our employees by department as of the dates indicated.

	December 31,
	2009	2010	2011
Senior management	11	13	11
Finance	19	18	14
Marketing	56	50	68
Game development and support	278	280	264

Total	364	361	357

As of December 31, 2011, we had 18 temporary employees consisting of one contract-based employee and 17 outsourced employees.

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

In addition, as of December 31, 2011, our subsidiaries had the number of employees as set forth in the following table.

	December 31,
	2009		2010		2011
Gravity Interactive, Inc.(1).	34		30		33	{3}
Gravity Entertainment Corporation	—		—		—
Gravity CIS, Inc.(1)	13	{2}	1		—
Gravity Middle East & Africa FZ-LLC	—		—		—
NeoCyon, Inc.(1)	45		69	{2}	119	{3}
Gravity Games Corporation(1)(2)	N/A		68		85	{4}

Total	92		168		237

Notes:

(1)	The number in {} is the number of employees (who are included in the total number) seconded from us.

(2)	We acquired an aggregate of 50.83% equity interest in Gravity Games Corporation, formerly known as Barunson Interactive Corporation, in October 2010.

Gravity Entertainment and Gravity CIS do not have any employees because it has no significant operations. Gravity RUS is a holding company and does not have any employees. Gravity Middle East & Africa went into liquidation proceedings in the United Arab Emirates in September 2008. None of the employees of Gravity Interactive, NeoCyon or Gravity Games are represented by a labor union or covered by a collective bargaining agreement.

We have entered into a standard annual employment contract with most of our officers, managers and employees. These contracts include a covenant that prohibits the officer, manager or employee from engaging in any activities that compete with our business during, and for six months after, the period of their employment with our company.

Under the Labor Standard Act and the Employee Retirement Benefit Security Act, employees with more than one year of service with us are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by the number of continuous years of employment. As of December 31, 2011, we provided Won 916 million (US$791 thousand) to 217 employees as severance payment, being 100% of our severance liability as of such date.

Pursuant to the Korean National Pension Law, we are required to pay 4.5% of each employee’s standard monthly income to the National Pension Corporation. Our employees are also required to pay 4.5% of their standard monthly income to the National Pension Corporation each month. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. The total amount of contributions we made to the National Pension Corporation in 2009, 2010 and 2011 was Won 960 million, Won 973 million and Won 1,046 million (US$903 thousand), respectively.

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

•

Stock options may be exercisable by a person who is granted a stock option and has served for the Company for two or more years from the date of the resolution set forth above; provided, that stock options may be exercised by, or on behalf of, a person that dies, retires or resigns due to any cause not attributable to himself/herself before the two years from the date of the resolution set forth above.

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

Each stock option confers the right on the grantee to purchase one share of our common stock at the exercise price. On December 24, 2004, our shareholders approved the implementation of our employee stock option plan and the granting of stock options under this plan to our directors, officers and employees. All the stock options granted on December 24, 2004 have expired. There are no stock options exercisable as of December 31, 2011.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.	MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of March 31, 2012, by each person known to us to own beneficially 5% or more of our common shares based on 6,948,900 of our common shares outstanding. None of our common shares entitles the holder to any preferential voting rights. Beneficial ownership is determined in accordance with the Exchange Act and the rules and regulations promulgated thereunder, and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities.

Name	Number of Shares Beneficially Owned	Percentage Beneficially Owned
GungHo Online Entertainment, Inc.(1)	4,121,739	59.3%

Note:

(1)	On August 30, 2005, Jung Ryool Kim, our former controlling shareholder and Chairman, sold all of our shares that he and his family members owned to EZER Inc., or EZER, a Japanese company, pursuant to a stock purchase agreement by and among Jung Ryool Kim, Ji Young Kim, Young Joon Kim and Ji Yoon Kim, and EZER dated August 30, 2005. Pursuant to the share sale transaction, EZER became our largest shareholder. EZER, which was 100% owned by our former Chairman and Chief Executive Officer, Il Young Ryu, was the operator of an investment fund established pursuant to a contractual relationship known in Japan as a “tokumei kumiai” (“TK Relationship”) with Techno Groove, Inc., a Japanese company and wholly-owned subsidiary of Asian Groove, Inc., or Asian Groove, a Japanese company. The TK Relationship, which is governed by the Commercial Code of Japan, is used in Japan as a means of making and managing investments, and under the investment fund agreement for the TK Relationship (the “TK Agreement”), EZER acted as the operator of a fund, established in Japan under the name of “Asian Star Fund,” using the capital contribution made by Techno Groove as an investor in the fund. Asian Star Fund was established for the sole purpose of investing in our shares.

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

GungHo is 18.53% held by Heartis and 14.50% by Asian Groove. Taizo Son, the Chairman of GungHo, controls Heartis through his 100% ownership of the issued share capital of Inter Operations, which owns 100% of the issued share capital of Heartis. Taizo Son also controls Asian Groove by directly owning 33.3% of the issued share capital of Asian Groove and indirectly owning, through his ownership of Inter Operations, a further 33.3% of Asian Groove. Taizo Son also controls Key Light, Inc. which owns 0.87% of GungHo and directly owns 0.33% of GungHo. Thus, Taizo Son directly and indirectly owns or controls 34.24% of the issued share capital of GungHo.

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

We have in the ordinary course of business, entered into various contracts with GungHo. See ITEM 4.B. “BUSINESS OVERVIEW — OUR PRODUCTS,” ITEM 4.B. “BUSINESS OVERVIEW — OUR MARKETS — Overseas markets” and ITEM 7.B. “RELATED PARTY TRANSACTIONS — Relationship with GungHo Online Entertainment, Inc.”

To the best of our knowledge, as of December 31, 2011, approximately 47.1% of our common shares were held in the United States (in the form of ADSs). Also to the best of our knowledge, we had approximately 1,763 beneficial holders of our shares (in the form of ADSs) in the United States as of December 31, 2011.

ITEM 7.B.	RELATED PARTY TRANSACTIONS

Relationship with GungHo Online Entertainment, Inc.

On April 1, 2008, GungHo acquired 3,640,619 shares of our common stock, which was approximately 52.4% of our total shares. On June 23, 2008 and June 24, 2008, GungHo acquired our ADSs representing 450,554.25 and 30,565.25 shares of the Company, respectively. As of March 31, 2012, GungHo beneficially owns approximately 4,121,739 shares of the Company’s common stock, constituting approximately 59.3% of the total issued and outstanding common shares.

In July 2002, we entered into an agreement with GungHo, formerly known as OnSale, Inc., for the service and distribution of Ragnarok Online in Japan, which was renewed in 2004, 2006 and 2009. We also entered into a software licensing agreement with GungHo in December 2005 for the right to publish and distribute Emil Chronicle Online worldwide, except for Japan, which was renewed in 2006, 2010 and 2011. We entered into a license and distribution agreement for Ragnarok Online II with GungHo in September 2006. In January 2010, we entered into an agreement with Game Arts Co., Ltd., a 97.74% owned subsidiary of GungHo, to develop Ragnarok Odyssey, an action game on PS Vita platform based on Ragnarok Online. The agreement was terminated upon mutual agreement in December 2010 and we subsequently entered into a co-development agreement with GungHo for the game, which was amended in March 2011 and November 2011. In April 2010, we entered into a licensing agreement with GungHo to develop and distribute a game for Microsoft’s Xbox Live Arcade. We entered into a license and distribution agreement with GungHo to distribute H.A.V.E. Online, which is currently serviced under the name Toy Wars, in Japan in August 2010. We also entered into agreements with GungHo for development and distribution of Ragnarok: The Princess of Light and Darkness, a tactical role playing game for PSP based on Ragnarok Online, in September 2010, which was amended in November 2010. We entered into a development agreement and a license and distribution agreement of a Web browser-based game in Japan with GungHo in March 2012 and in April 2012, respectively.

Mr. Hyun Chul Park, our Chief Executive Officer, Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, Mr. Kazuki Morishita, our Executive Director and Mr. Kazuya Sakai, our Executive Director, have been General Manager, Director and Executive General Manager, President and Chief Executive Officer, and Chief Financial Officer, Director and Investor Relations Officer of GungHo, respectively.

Relationship with SoftBank Corporation

Softbank BB Corp., or Softbank BB, a corporation organized under the laws of Japan, and subsidiary of SoftBank Corporation, or SoftBank, a corporation organized under the laws of Japan, owns 33.7% of the issued share capital of GungHo. Masayoshi Son is the Chairman, Chief Executive Officer and controlling shareholder of SoftBank and Softbank BB, and is also brother to Taizo Son, who directly and indirectly owns or controls 34.24% of the issued share capital of GungHo.

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

Also, we entered into an agreement with Gravity Interactive for the service and distribution of R.O.S.E. Online in the United States, Canada and Mexico in January 2006 and all the right of R.O.S.E. Online for the United States, Canada and Mexico were transferred to Gravity Interactive in June 2007. In February 2010, we entered a game transfer agreement with Gravity Interactive and transferred all the rights of R.O.S.E. Online for the United Kingdom and 39 other European countries. We entered into an agreement with Gravity Interactive for the service and distribution of Requiem in the United States and Canada in February 2008, which was amended in December 2009 to include the United Kingdom and 39 other European countries as service countries, which was further amended in March 2010 to exclude Moldova, where Requiem was already commercially offered by Gravity CIS and to change the term of royalty payment remittance from monthly to quarterly basis. Our license and distribution agreement for

Requiem with Gravity Interactive was amended in June 2011 to include Mexico and 23 other Central and South American countries as service countries and further amended in October 2011 to include Korean as service language and to distribute Requiem worldwide except for the existing licensed territories in which we have already granted licenses for Requiem game service to local licensees. In September 2010, we entered into a license and distribution agreement with Gravity Interactive, which was amended in April 2011, to distribute Dragonica in the United States and Canada. We entered into a license and distribution agreement with Gravity Interactive to distribute Eternal Destiny in North America excluding the Canadian province Quebec in January 2011. In February 2012, we entered into a license agreement with Gravity Interactive to distribute a Web-browser based version of Emil Chronicle Online, worldwide except for Japan, through certain designated Web sites. Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, Mr. Heung Gon Kim, our Chief Financial Officer, and Mr. Chang Ki Kim, our Chief Strategy Officer, have been Chief Executive Officer, Director and Chief Financial Officer, and Director of Gravity Interactive, respectively.

Relationship with Gravity Entertainment Corporation and the Animation Production Committee

From March to June 2004, we provided a series of loans in the aggregate amount of JPY 35 million, at an annual interest rate of 9%, to Gravity Entertainment, formerly RO Production Co., Ltd., our then 50%-owned subsidiary in Japan, for the production and marketing of Ragnarok the Animation and for working capital purposes. These loans have been fully repaid as of December 2004. In October 2004, we purchased from GungHo, which at the time owned the remaining 50% interest in Gravity Entertainment, their ownership interest in Gravity Entertainment for a purchase price of zero, making us the 100% shareholder of Gravity Entertainment.

Under a consortium agreement which became effective in April 2004 between Gravity Entertainment and other parties to the Animation Production Committee, a Japanese joint venture for the production and marketing of Ragnarok the Animation, Gravity Entertainment was obligated to contribute JPY 117 million plus a 5% tax, amounting to JPY 123 million, to the joint venture. As a shareholder of Gravity Entertainment, we funded this contribution amount in full in the form of additional capital injection.

On October 1, 2004, we granted a license for Ragnarok Online to the joint venture in order for the joint venture to produce Ragnarok the Animation. Pursuant to an arrangement between Gravity Entertainment and the joint venture, Gravity Entertainment is required to remit 70% of the revenues from its animation business to the joint venture. As of December 31, 2011, the amount due and payable to the joint venture by Gravity Entertainment amounted to JPY 18 million.

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

Relationship with NeoCyon, Inc.

We acquired 96.11% of the outstanding common stocks of NeoCyon for an aggregate purchase price of Won 7,716 million in cash pursuant to a series of share purchase transactions which took place in November and December 2005. In September 2006, we entered into an agreement regarding mobile publishing with NeoCyon under which they have been remitting royalties to us, and which was amended in December 2006, January 2007, May 2007 and February 2009, and renewed in September 2010. In February 2008, we entered into a subletting agreement with NeoCyon to sublease 3,914 square feet of office space to NeoCyon. We entered into an amendment to the subletting agreement in April 2012 to sublease additional 2,135 square feet of office space to NeoCyon. We entered into an agreement with NeoCyon in March 2011 to develop and distribute Ragnarok Online Guild Masters worldwide. Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, Mr. Hyun Chul Park, our Chief Executive Officer, and Mr. Heung Gon Kim, our Chief Financial Officer, have been Chief Executive Officer, Director and Chief Operating Officer, and Director and Chief Financial Officer of NeoCyon, respectively.

Relationship with Gravity CIS Co., Ltd.

In September 2006, we acquired 100% of the voting shares of Gravity CIS Co., Ltd., formerly known as Gravity CIS, Inc., formerly Mados, Inc., from Cybermedia International, Inc., a former subsidiary of NeoCyon, Inc. Gravity CIS changed to a limited liability company in November 2007. We provided a loan in the amount of US$1.5 million to Gravity CIS on February 28, 2006 and made an additional loan in the amount of US$0.5 million on February 10, 2007 at an annual interest rate of 4.9% payable monthly in arrears, which was extended on February 11, 2010. As of March 31, 2012, the total outstanding loan amounts to Gravity CIS were US$0.5 million. In October 2006, an agreement with NeoCyon for the service and distribution of Ragnarok Online in Russia, which was entered into in December 2004, was transferred to Gravity CIS, which was amended to change the term of royalty payment remittance from monthly to quarterly basis in April 2007. In March 2009, an amendment was made to include Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan as service countries. In December 2007, we entered into an agreement with Gravity CIS for the service and distribution of Requiem in Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan, which was amended to change the term of royalty payment remittance from a monthly basis to a quarterly basis in July 2008. In June 2010, we entered into termination agreements with Gravity CIS for the service of Ragnarok Online and Requiem in Russia and the 14 other countries. Mr. Chang Ki Kim, our Chief Strategy Officer, has been the Chief Executive Officer of Gravity CIS.

Relationship with Gravity RUS Co., Ltd.

In October 2007, we founded Gravity RUS and acquired 99.99% of the voting shares. We transferred 100% of the voting shares of Gravity CIS to Gravity RUS in December 2007.

Relationship with Gravity EU SASU and Gravity EU SAS

In August 2006, we founded Gravity EU SASU, a wholly owned Europe-based subsidiary. In October 2006, an agreement with Mados, Inc., a former subsidiary of Cybermedia International, Inc., a former subsidiary of NeoCyon, for the service and distribution of Ragnarok Online in France and Belgium, which was entered into in August 2005, was transferred to Gravity EU SASU. In June 2008, an amendment was made to include the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark and Spain as service countries, which was renewed in June 2010 and further amended in October 2010 to include Germany and 17 other European countries as service countries. We made a loan in the amount of EUR188,650 to Gravity EU SASU on August 29, 2008 and made additional loans in the amount of EUR100,000 on January 29, 2009, in the amount of EUR100,000 on September 9, 2009, in the amount of EUR50,000 on February 18, 2010, in the amount of EUR 30,000 on June 3, 2010, in the amount of EUR30,000 on July 2, 2010, in the amount EUR30,000 on July 29, 2010 and in the amount EUR80,000 on January 17, 2011 at an annual interest rate of 4.8% payable monthly in arrears. In June 2011, we entered into an agreement with Gravity EU SASU to write off the loan of EUR 468,650 and accrued interest, and Gravity EU SASU repaid EUR 140,000 to us in October 2011, resulting in the existing loan amount due from Gravity EU SASU being decreased to nil.

In July 2011, Gravity EU SASU was converted into a joint venture company in which we have a 25% equity interest, Gravity EU SAS, with Media-Participations Paris SA as the joint venture partner. We entered into an agreement with Gravity SAS for the service and distribution of Ragnarok Online in France and 27 other European countries where Gravity EU SASU had offered commercial service of Ragnarok Online and the distribution agreement with Gravity EU SASU was terminated. In November 2011, an amendment was made to exclude Estonia, where Ragnarok Online was already commercially offered by Ingamba. Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, and Mr. Chang Ki Kim, our Chief Strategy Officer, have been directors of Gravity EU SAS.

Relationship with Gravity Games Corporation

In October 2010, we acquired an aggregate of 50.83% of the total shares of Barunson Interactive, of which corporate name was changed to Gravity Games Corporation on March 28, 2011. We entered into an agreement to publish Dragonica in the United States and Canada with Gravity Games in August 2010. In April 2011, we entered into a subletting agreement with Gravity Games to sublease 6,066 square feet of office space to Gravity Games. We entered into agreements with Gravity Games in June 2011 to publish East Road in Korea and Japan and in December 2011 to publish Dragonica in Korea. Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, Mr. Hyun Chul Park, our Chief Executive Officer, Mr. Heung Gon Kim, our Chief Financial Officer, and Mr. Chang Ki Kim, our Chief Strategy Officer, have been directors of Gravity Games.

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

LEGAL PROCEEDINGS

Class action complaints

In May 2005, a number of class action complaints were filed against the Company and other defendants for alleged violation of the United States federal securities law in the United States District Court for the Southern District of New York (the “Court”) in connection with the initial public offering of the Company’s ADSs in February 2005. The actions were consolidated by an order of the Court entered on December 12, 2005 as In Re Gravity Co., Ltd. Securities Litigation, No. 1:05-CV-4804-LAP to be prosecuted on behalf of a class of those who purchased ADSs between February 7, 2005 and November 10, 2005. On July 10, 2006, the lead plaintiff filed a Consolidated Amended Complaint (the “CAC”) which identified the Company and certain of its former individual directors and officers as defendants, and claims that the Company’s registration statement on Form F-1 and the prospectus which constitutes a part of the registration statement used in connection with its initial public offering contained material misstatements and omissions. On October 17, 2006, the Company and certain other defendants filed motions to dismiss the CAC. Pursuant to a mediation session held in New York on April 25, 2007, the Company, one other defendant and the plaintiffs agreed in principle to settle the class action litigation for US$10 million. The Company’s share of the settlement was US$5 million. In July 2007, the parties filed a stipulation with the Court requesting that the Court approve the proposed settlement. In November 2007, the federal judge presiding over the consolidated class action approved settlement of the class action and made the determination that the costs of administering the settlement, including the plaintiffs’ attorneys’ fees of 20.56% of the settlement amount and related expenses, be paid out of the settlement fund before distributions were made to class members. No plaintiffs filed an appeal during the 30-day appeal period which expired on December 21, 2007, and settlement amounts were disbursed to class members shortly thereafter. Upon completion of this settlement, the Company, its former directors and officers as well as other third parties were released from liability for the claims asserted in the class action litigation.

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

In October 2006, Softstar Entertainment Inc., our former licensee in Taiwan, Hong Kong and Macau for R.O.S.E. Online, filed a lawsuit against us insisting that the game program for the open beta testing of the game in Taiwan which was provided by us was different from the program used for the closed beta testing and was materially deficient, thereby causing them to incur a loss in their business. The license agreement with Softstar Entertainment Inc., which was entered into in February 2005, was terminated by the plaintiff in December 2005 and the open beta testing of the game was terminated in March 2006. We counterclaimed in October 2007 against Softstar for breach of the license agreement as Softstar Entertainment Inc. unilaterally postponed and eventually cancelled the commercial launch of the game in Taiwan though the parties mutually agreed to commercially launch the game on August 2, 2005. In December 2009, we and Softstar Entertainment Inc. reached a settlement in the lawsuit pending in the High Court of the Republic of Singapore. In December 2009, we paid US$2,000 thousand to Softstar Entertainment Inc., which we had agreed to pay in the settlement deed, and recognized the loss of Won 1,649 million, which is the difference between the settlement and the existing deferral revenue balance. As a part of the settlement, we and Softstar mutually agreed to terminate all the claims and counterclaims against each other. The parties also have agreed not to bring any further actions against each other regarding the matter.

In April 2010, a former executive of our Company filed a lawsuit with the Seoul Central District Court seeking payment of compensation which he claims he is entitled to under a certain employment agreement with the Company. The case was dismissed and the plaintiff filed an appeal with the Seoul High Court in May 2011 and the court ruled partially in favor of the plaintiff and both of the parties brought final appeals with the Supreme Court of Korea in December 2011. The final appeals by both parties were dismissed and the Seoul High Court’s decision was finally confirmed in April 2012.

In May 2010, the former executive filed another lawsuit with the Seoul Western District Court claiming employment termination without cause. The case was dismissed and the plaintiff filed an appeal with the Seoul High Court in April 2011.

In August 2010, the former executive, on behalf of one of our subsidiaries, filed another lawsuit with the Seoul Southern District Court claiming the Company’s unauthorized withdrawal of funds from the subsidiary. The case was decided in favor of the plaintiff and we filed an appeal with the Seoul High Court in November 2011.

In June 2011, the former executive filed a lawsuit with the Seoul Central District Court claiming nullity of dismissal and seeking remuneration due regarding the remainder of his term.

As of the date hereof, we are not involved in any lawsuit that will have a material adverse effect on our business.

Tax matters

In 2011, we were subject to a tax examination by the National Tax Service of Korea for fiscal years 2006 through 2009. As a result of the tax examination, we recognized Won 133 million of income tax expense for penalties and Won 608 million of withholding taxes for transfer pricing adjustments that arose from the difference between the actual transaction price and the estimated arm’s length price. The Won 133 million of penalties was recorded as a component of income tax provision, and the Won 608 million of withholding taxes due was recorded as a component of selling, general and administrative expenses for the year ended December 31, 2010. The National Tax Service of Korea is a Korean government agency responsible for tax collection and tax law enforcement.

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

Holders of outstanding common shares on a dividend record date will be entitled, subject to applicable withholding taxes, to the full dividend declared without regard to the date of issuance of the common shares or any subsequent transfer of the common shares. Payment of annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders or, if (i) an external auditor gives an unqualified opinion to the financial statement and (ii) all members of the audit committee unanimously agree, after approval by the Board of Directors, and payment of interim dividends, if any, will be made in the same year after approval by our Board of Directors, in each case, subject to certain provisions of our articles of incorporation and the Korean Commercial Code. All dividends may be paid in cash, by shares or by other properties (in-kind). See ITEM 10.B. “ARTICLES OF INCORPORATION — Dividends.”

Subject to the terms of the deposit agreement for the ADSs, you will be entitled to receive dividends on common shares represented by ADSs to the same extent as the holders of common shares, less the fees and expenses payable under the deposit agreement in respect of, and any Korean tax applicable to, such dividends. See ITEM 10.E. “TAXATION — KOREAN TAXATION.” The depositary will generally convert the Won it receives into U.S. dollars and distribute the U.S. dollar amounts to you. For a description of the U.S. federal income tax consequences of dividends paid to our shareholders, see ITEM 10.E. “TAXATION — MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS.”

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

American Depositary Shares

Following our initial public offering on February 8, 2005, the ADSs have been issued by The Bank of New York Mellon, formerly known as The Bank of New York, as depositary and are listed on the NASDAQ Stock Market’s the NASDAQ Global Market, formerly the NASDAQ National Market, under the symbol “GRVY.” Each ADS represents one-fourth of one share of our common stock. As of March 31, 2012, 13,095,692 ADSs representing 3,273,923 shares of our common stock were outstanding.

The table below provides the high and low trading prices for our ADSs on the NASDAQ Global Market for the periods shown.

	Price
Period	High	Low
	(In US$)
2007	7.25	2.75
2008	3.50	0.36
2009	2.63	0.50
2010	2.25	1.35
First Quarter	2.10	1.56
Second Quarter	2.25	1.44
Third Quarter	1.62	1.35
Fourth Quarter	1.89	1.37
2011	2.19	1.13
First Quarter	2.19	1.64
Second Quarter	2.11	1.49
Third Quarter	1.81	1.16
Fourth Quarter	1.50	1.13
October	1.34	1.14
November	1.50	1.13
December	1.50	1.18
2012 (through April 20, 2012)	3.47	1.39
First Quarter	3.47	1.39
January	1.79	1.39
February	3.15	1.79
March	3.47	2.19
April (through April 20, 2012)	2.75	2.05

ITEM 9.B.	PLAN OF DISTRIBUTION

Not applicable.

ITEM 9.C.	MARKETS

See ITEM 9.A. “OFFERING AND LISTING DETAILS.”

ITEM 9.D.	SELLING SHAREHOLDERS

Not applicable.

ITEM 9.E.	DILUTION

Not applicable.

ITEM 9.F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

ITEM 10.A.	SHARE CAPITAL

Not applicable.

ITEM 10.B.	MEMORANDUM AND ARTICLES OF INCORPORATION

The section below provides summary information relating to the material terms of our capital stock and our articles of incorporation. It also includes a brief summary of certain provisions of the Korean Commercial Code and related Korean law, all as currently in effect.

General

Our total authorized share capital is 40,000,000 shares, which consists of common shares and convertible preferred dividend shares without voting right (hereinafter referred to as “preferred share”) each with a par value of Won 500 per share. Under our articles of incorporation, holders of preferred shares are entitled to dividends of not less than 1% and up to 15% of the par value of such shares, the exact rate to be determined by our Board of Directors at the time of issuance, provided that the holders of preferred shares shall be entitled to receive dividends at a rate not lower than that determined for holders of common shares. Under our articles of incorporation, we may not issue any class of shares which are redeemable.

Under our articles of incorporation, we are authorized to issue preferred shares up to 2,000,000 shares.

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

In general, we may declare dividends at the annual general meeting of shareholders which is held within three months after the end of each fiscal year. However, in some cases, we may also declare dividends at a meeting of the Board of Directors, if (i) the external auditor gives an unqualified opinion on the financial statements and (ii) all members of the audit committee unanimously agree. We may pay the annual dividend shortly after the annual general meeting of shareholders declaring such dividends. We may distribute the annual dividend in cash, in shares or in other form of valuable property (in-kind). The amendment to the Korean Commercial Code which went into effect on April 15, 2012 allows dividends to be paid by other properties (in-kind). Accordingly, we also revised our articles of incorporation to allow dividends to be paid by other properties (in-kind) than cash or shares from April 15, 2012. However, a dividend in shares must be distributed at par value, and dividends in shares may not exceed one-half of the annual dividends.

Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (i) our stated capital, (ii) the total amount of our capital surplus reserve and earned surplus reserve accumulated up to the end of the relevant dividend period, (iii) the earned surplus reserve to be set aside for the annual dividend and (iv) unrealized gains (the amount of net assets stated on the balance sheet increased as a result of an evaluation of the assets and liabilities in accordance with GAAP).

We may not pay an annual dividend unless we have set aside as earned surplus reserve an amount equal to at least 10% of the cash portion of the annual dividend, or unless we have an accumulated earned surplus reserve of not less than one-half of our stated capital. We may not use our legal reserves to pay cash dividends but may transfer amounts from our legal reserves to capital stock or use our legal reserves to reduce an accumulated deficit. If our legal reserves exceed 1.5 times our stated capital, the excess legal reserves may be reduced by a majority vote of the shareholders.

In addition to annual dividends, under the Korean Commercial Code and our articles of incorporation, we may pay interim dividends once during each fiscal year in case we earn more retained earnings as of the end of the first half of such year than the retained earnings not disposed of at the time of the general shareholder meeting with respect to the immediately preceding fiscal year. The decision to pay interim dividends shall be made by a resolution of the Board of Directors and is not subject to shareholder approval. Any interim dividends must be paid to the shareholders of record as of June 30 of the relevant fiscal year. Although the former Korean Commercial Code allowed interim dividends to be paid in cash only, the amendment to the Korean Commercial Code, which went into effect on April 15, 2012, permits interim dividends to be paid not only in cash but also in shares or in other valuable properties, and our articles of incorporation were amended accordingly to reflect such change.

The total amount of interim dividends payable in a fiscal year shall not be more than the net assets on the balance sheet of the immediately preceding fiscal year, after deducting (i) our capital in the immediately preceding fiscal year, (ii) the aggregate amount of our capital reserves and earned surplus reserves accumulated up to the immediately preceding fiscal year, (iii) the amount relating to the immediately preceding fiscal term which is confirmed at the annual general meeting of shareholders to be distributed as profit or paid, (iv) the amount of voluntary reserves accumulated up to the immediately preceding fiscal year for special purposes pursuant to our articles of incorporation or a resolution by our shareholders, (v) the amount of earned surplus reserves that should be set aside for the current fiscal year following the interim dividend payment and (vi) unrealized gains (the amount of net assets stated on the balance sheet increased as a result of an evaluation of the assets and liabilities in accordance with GAAP). Furthermore, the rate of interim dividends for non-voting preferred shares must be the same as that for our common shares.

We have no obligation to pay any dividend unclaimed for five years from the dividend payment date.

Distribution of free shares

In addition to paying dividends in shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from our capital surplus or earned surplus reserve to our stated capital in the form of bonus shares issued free of charge, or free shares. We must distribute such free shares to all our shareholders in proportion to their existing shareholdings. Since our inception, we have not distributed any free shares. We currently have no intention to make such distribution in the near future.

Preemptive rights and issuance of additional shares

We may issue authorized but unissued shares from time to time, unless otherwise provided for in the Korean Commercial Code, on such terms as our Board of Directors may determine. We must offer new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ register as of the relevant record date.

We may issue new shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights, if the new shares are issued:

•	through a general public offering, pursuant to a resolution of the Board of Directors, of no more than 50% of the total number of issued and outstanding shares;

•	to the members of the employee stock ownership association;

•	upon exercise of a stock option in accordance with our articles of incorporation;

•	in the form of depositary receipts of no more than 50% of the total number of issued and outstanding shares;

•	to induce foreign direct investment necessary for business in accordance with the Foreign Investment Promotion Act of no more than 50% of the total number of issued and outstanding shares;

•

to the extent not exceeding 50% of the total number of issued and outstanding shares, to domestic or overseas financial institutions, corporations or individuals for the purpose of raising funds on an emergency basis;

•	to certain companies under a joint venture arrangement with us; or

•	in a public offering or underwritten by underwriters for the purpose of listing such shares on any stock exchange, to the extent not exceeding 50% of the total number of issued and outstanding shares, provided that, if new shares are allocated to persons other than existing shareholders, the company is required to provide notice of shareholders or make a public notice at least two weeks prior to the payment date of the subscription amount for such new shares.

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

We must give shareholders written notice or electronic document setting out the date, place and agenda of the meeting at least two weeks prior to the general meeting of shareholders. The agenda of the general meeting of shareholders is determined at the meeting of the Board of Directors. In addition, a shareholder holding an aggregate of 3% or more of the outstanding shares may propose an agenda for the general meeting of shareholders. Such proposal should be made in writing at least six weeks prior to the meeting. The Board of Directors may decline such proposal if it is in violation of the relevant laws and regulations or our articles of incorporation. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of preferred shares, unless enfranchised, are not entitled to receive notice of or vote at the general meeting of shareholders. Beginning on April 15, 2012, when the amendment to the Korean Commercial Code went into effect, if a general meeting of shareholders is proposed by a shareholder or shareholders holding an aggregate of not less than 3% of the outstanding shares, the court may approve such general meeting and may also appoint the chairman of such shareholders’ meeting upon request by the requesting parties or at its own discretion.

Beginning on April 15, 2012, when the amendment to the Korean Commercial Code went into effect, a shareholder holding an aggregate of 1% or more of the outstanding shares may, prior to the shareholders’ meeting, request the court to appoint an inspector to examine the appropriateness of the meeting notice process and voting method.

Our shareholders’ meetings are held in Seoul, Korea or other adjacent areas as deemed necessary.

The chairman of the shareholder’s meeting shall be appointed by the Board of Directors, and if the person determined by the Board of Directors cannot serve as chairman, the representative director shall serve as chairman. If the representative director cannot serve as chairman, then the vice president, senior executive director or executive director shall serve as chairman, in that order.

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

•	amending our articles of incorporation;

•	removing a director;

•	effecting a capital reduction (except any reduction in capital to make up for deficits);

•	effecting any dissolution, merger or consolidation with respect to us;

•	transferring all or any significant part of our business;

•

acquiring all of the business of any other company or a part of the business of any other company having a material effect on our business (the “material effect” qualifier is applied to the acquisition of both the whole and partial business of any other company since the amendment to the Korean Commercial Code went into effect on April 15, 2012);

•	issuing new shares at a price below the par value; or

•	any other matters for which such resolution is required under relevant laws and regulations.

In general, holders of preferred shares (other than enfranchised non-voting preferred shares) are not entitled to vote on any resolution or receive notice of any general meeting of shareholders. However, in the case of amendments to our articles of incorporation, any merger or consolidation, capital reductions or in some other cases that affect the rights or interests of the preferred shares, approval of the holders of such class of shares is required. We must obtain the approval, by a resolution, of holders of at least two-thirds of the preferred shares present or represented at a class meeting of the holders of such class of shares, where the affirmative votes also represent at least one-third of the total issued and outstanding shares of such class. In addition, if we are unable to pay dividends on preferred shares as provided in our articles of incorporation, the holders of preferred shares will become enfranchised and will be entitled to exercise voting rights until the dividends are paid. The holders of enfranchised preferred shares have the same rights as holders of voting shares to request, receive notice of, attend and vote at a general meeting of shareholders.

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

Rights of dissenting shareholders

In some limited circumstances, including the transfer of all or any part of our business having a material effect on our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the applicable general meeting of shareholders. Within 20 days after the relevant resolution is passed, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within two months after receiving such request. The purchase price for the shares is required to be determined through negotiations between the dissenting shareholders and us. If an agreement is not attained within 30 days since the receipt of the request, we or the shareholder requesting the purchase of shares may request the court to determine the purchase price. Holders of ADSs will not be able to exercise dissenters’ rights unless they withdraw the underlying common shares and become our direct shareholders.

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

Annual report

At least one week before the annual general meeting of shareholders, we must make our annual business report, auditor’s report and audited consolidated financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of such reports, financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders. Under the Korean Commercial Code, we are required to prepare consolidated financial statements. In addition, the balance sheet, income and loss statement, statement of change in capital or statement of appropriation of retained earnings (or statement of disposition of deficit) are required to be approved at our shareholders’ meeting. However, since the amendment to the Korean Commercial Code went into effect on April 15, 2012, and pursuant to our articles of incorporation which were subsequently revised, the Board of Directors, instead of the shareholders’ meeting, may approve the balance sheet, income and loss statement, statement of change in capital or statement of appropriation of retained earnings (or statement of disposition of deficit) if (i) an external auditor gives an unqualified opinion to the financial statements and (ii) all members of the audit committee unanimously agree.

Transfer of shares

Except for the procedural requirements which obligate a non-citizen or non-resident of Korea to file a report to the relevant government authority of Korea at the time of acquisition or transfer of the Company’s shares, there is no restriction on transfer or sale of our shares applicable to our shareholders or holders of ADSs under our articles of incorporation and the relevant laws.

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

Under current Korean regulations, the Korean Securities Depository, foreign exchange banks, investment traders, investment brokers, collective investment business entities, internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See ITEM 10.D. “EXCHANGE CONTROLS.”

Our transfer agent, Hana Bank, maintains the register of our shareholders at its office located at 43-2 Yoido-Dong, Youngdeungpo-Gu, Seoul, Korea. It registers transfers of shares of the register of shareholders on presentation of the share certificates.

Acquisition of our shares

After April 15, 2012, when the amendment to the Korean Commercial Code went into effect, within the limitation of distributable profits, we may acquire our own common shares with the prior approval of the general meeting of shareholders (or by a resolution of the Board of Directors) (i) by purchasing them at the stock exchange or (ii) acquiring them after providing notice or making a public notice to all shareholders of the acquisition of treasury stocks, or by way of a “tender offer” prescribed by the Financial Investment and Capital Market Act of Korea. We may not otherwise acquire our own common shares except in limited circumstances, such as in the case of a merger of our company or an acquisition by us of all of another company’s business, or in the case when a shareholder exercises his or her stock option.

Under the Korean Commercial Code and our articles of incorporation, our Board of Directors can determine the method by which we dispose of any common shares owned by us. Except in limited circumstances, corporate entities in which we own a 50% or greater equity interest may not acquire our common shares.

Except for the procedural requirements which obligate a non-citizen or non-resident of Korea to file a report to the relevant government authority of Korea at the time of acquisition or transfer of the Company’s shares, there exists no provision which limits the rights to own our shares or exercise voting rights on our shares due to their status as a non-resident or non-Korean under our articles of incorporation and the applicable Korean laws.

Liquidation rights

In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings.

Other provisions

Under our articles of incorporation, there exists no provision (i) which may delay or prevent a change in control of us and that is triggered in the event of a merger, acquisition or corporate restructuring, (ii) which requires disclosure of ownership above a certain threshold or (iii) that governs the change in capital that is more stringent than required by the applicable laws in Korea.

We may issue bonds by a resolution of the Board of Directors. Our articles of incorporation permit the issuance of convertible bonds and bonds with warrant, but none have been issued. Whereas the former Korean Commercial Code provided that (i) a corporation may not issue bonds in the amount in excess of four times its net worth stated in the latest balance sheet and (ii) a corporation may not offer new bonds for subscription if bonds previously offered for subscription have not been paid in full by investors, both of these provisions have been deleted in the amendment which went into effect on April 15, 2012.

ITEM 10.C.	MATERIAL CONTRACTS

Since the filing of our annual report on Form 20-F on June 29, 2011, we have not entered into any material contracts other than in the ordinary course of business and other than those described below or otherwise as described in ITEM 4. “INFORMATION ON THE COMPANY” or elsewhere in this annual report.

Third Amendment to the Exclusive Requiem Online License and Distribution Agreement dated June 16, 2011 between Gravity Interactive, Inc. and Registrant

Under this amendment, the term of Exclusive Requiem Online License and Distribution Agreement was extended for one year to June 15, 2012. The amendment also expanded the service countries to include Mexico, Guatemala, El Salvador, Nicaragua, Panama, Honduras, Belize, Cuba, Jamaica, Haiti, Dominica, Costa Rica, Puerto Rico, Ecuador, Colombia, Peru, Venezuela, Guyana, Suriname, French Guiana, Chile, Bolivia, Paraguay and Argentina.

Third Amendment to the Ragnarok Online Software License Agreement dated October 9, 2011 between Game Flier (Malaysia) Sdn. Bhd. and Registrant

Under this amendment with our licensee in Singapore and Malaysia, the term of the Ragnarok Online Software License Agreement was extended for two years to October 8, 2013. The amendment increased royalty payment from 33% to 35% of the licensee’s service sales amount from Ragnarok Online and also included English and Chinese as service languages in addition to Malay.

Fourth Amendment to Ragnarok Online Exclusive Game License Agreement dated October 22, 2011 between Game Flier International Corporation and Registrant

Under this amendment with our licensee in Taiwan, Hong Kong and Macau, the term of the Ragnarok Online Exclusive Game License Agreement was extended for two years to October 21, 2013. The amendment also increased royalty payment from 33% to 35% of the licensee’s service sales amount from Ragnarok Online.

Fourth Amendment to the Exclusive Requiem Online License and Distribution Agreement dated October 26, 2011 between Gravity Interactive, Inc. and Registrant

Under this amendment, Korean was included as service language in addition to English. The amendment also expanded the serviced territory to all the world except for the licensed territories in which Registrant had already granted licenses regarding the service of Requiem game to third parties before the effective date of this amendment; provided that, without further agreement between the licensee and Registrant, the serviced territory shall further include licensed territories with third parties after the expiration or termination of such licenses.

Second Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 5, 2012 between AsiaSoft Corporation Public Co., Ltd. and Registrant

Under this amendment with our licensee in Thailand, the term of Exclusive Ragnarok Online License and Distribution Agreement was extended for one year to March 4, 2013.

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

Amendments to the Foreign Exchange Transaction Law and the related Presidential Decree went into effect on July 31, 2011 and January 6, 2012, respectively. However, nothing in the amendment is applicable to us or our foreign exchange control.

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

With respect to the taxation of domestic source dividend income of a non-resident individual and non-Korean corporation, if there is no tax treaty entered into between Korea and the country of tax residence of the non-resident individual or non-Korean corporation or if the country of tax residence is a tax haven designated by the Commissioner of the National Tax Service of Korea (currently, only Labuan, Malaysia) and has not acquired prior approval of the Commissioner, we will deduct Korean withholding tax from dividends paid to such non-resident individual or non-Korean corporation (whether in cash or in shares) at a rate of 22.0% (including local income tax). Due to an amendment to the Local Tax Act, the term “resident surtax” is changed to “local income tax” effective January 1, 2011. If you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for an exemption or a reduced rate of Korean withholding tax according to the tax treaty. In this connection, if the party with whom the income has been provided exists as a paper company in order to receive the benefits of the tax treaty and there exists a separate beneficiary owner who is the real owner of the income (hereinafter referred to as the “Beneficiary Owner”) that is provided with income from dividends, tax will be withheld at source by applying the tax rate determined in the tax treaty entered into between Korea and the country of tax residence of the Beneficiary Owner. If the country of tax residence of the Beneficiary Owner and Korea has not entered into a tax treaty or in the case that such country is Labuan, Malaysia, tax will be withheld at source at a tax rate of 22.0% according to the Korean Corporate Tax Act.

Generally, in order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, you must submit to us, prior to the dividend payment date, together with the request form to apply for the reduced rate, such evidence of tax residence as the Korean tax authorities may require in order to establish your entitlement to the benefits of the applicable tax treaty. If you hold ADSs, evidence of tax residence may be submitted to us through the depositary. See ITEM 10.E. “TAXATION — KOREAN TAXATION — Tax treaties” below for a discussion on treaty benefits.

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

However, for cases in which the capital gains from such ADSs meet the following requirements, tax on the capital gains is exempted under the Restriction of Special Taxation Act in addition to the exemption afforded under income tax treaties: (i) the ADSs issued overseas by the domestic corporation must be transferred by a non-resident individual and non-Korean corporation overseas and (ii) the ADSs do not fall under the case in which prior to a corporation issuing the depositary receipts, the shareholder of the same corporation maintains its shares without converting into the depositary receipts even after the corporation has issued depositary receipts, and such shareholder transfers its shares by converting its shares into the depositary receipts at the time of transfer.

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

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

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

Persons considering the purchase, ownership or disposition of our ADSs or common shares should consult their own tax advisor concerning U.S. federal income tax consequences in light of their particular situation as well as any other tax consequences arising under the laws of any taxing jurisdiction. In particular, while we do not believe we were a PFIC in 2007, due to deterioration of the trading price of our ADSs and our holding of a significant amount of cash, short-term investments, and other passive assets, it is likely we were a PFIC in 2008 through 2011, and there is a significant risk that we will continue to be one in 2012. See discussion under ITEM 10.E. “TAXATION — MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS — PFICs.”

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

PFICs

In general, we will be a PFIC for U.S. federal income tax purposes for any taxable year in which:

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

The determination of whether we are a PFIC is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are uncertain or beyond our control, including the value of our assets, ADSs and common shares and the amount and type of our income. In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments and other passive assets after our initial public offering, we may have been since our initial public offering, and may be in subsequent years, a PFIC. In particular, while we do not believe we were a PFIC in 2007, due to deterioration of the trading price of our ADSs and our holding of a significant amount of cash, short-term investments, and other passive assets, it is likely we were a PFIC in 2008 through 2011, and there is a significant risk that we will continue to be a PFIC in 2012. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you could be subject to adverse U.S. federal income tax consequences as discussed below. Once we are a PFIC for any portion of the period that you hold our ADSs or common shares, all of our subsequent distributions, and any subsequent dispositions by you of such ADSs or common shares, are subject to the excess distribution rules discussed below, even after we cease to be a PFIC.

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

In addition, if we are a PFIC in the taxable year in which such dividends are paid or in the preceeding taxable year, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2013. If we are a PFIC, you will be required to file Internal Revenue Service (“IRS”) Form 8621 for each taxable year in which, among other circumstances, you receive a distribution with respect to our ADSs or common shares. See “ITEM 10.E. TAXATION — MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS — Information Reporting Regarding PFICs and Specified Foreign Financial Assets” below for additional information concerning PFIC reporting requirements. We do not intend to provide more definitive information on whether we are PFIC.

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

If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of our ADSs or common shares at the end of the year over your adjusted tax basis in our ADSs or common shares. You will be entitled to deduct, as an ordinary loss each year the excess of your adjusted tax basis in our ADSs or common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our ADS or common shares, subject to certain limitations and exceptions, though there is uncertainty as to how this will affect you if you elect to mark the ADSs or common shares to market. You should consult your own tax advisor regarding the effect, if any, of such tax on gain recognized from marking the ADSs and common shares to market.

Your adjusted tax basis in our ADSs or common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ADSs or common shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

There are a special set of foreign tax credit rules that apply to taxation under the excess distribution regime. These rules are complex and you are urged to consult your tax advisor regarding their application.

If we are never a PFIC while you hold our ADSs or common shares

If we are never a PFIC while you have held our ADSs or common shares, the gross amount of distributions on our ADSs or common shares (including amounts withheld to reflect Korean withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation in taxable years beginning before January 1, 2013 may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation (other than a PFIC) that is eligible for the benefits of a comprehensive income tax treaty with the United States that the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the current Tax Convention meets these requirements. A foreign corporation (other than a PFIC) is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our common shares generally will not be considered readily tradable for these purposes. Under the United States Treasury Department guidance our ADSs, which are currently listed on NASDAQ, will be considered readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

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

Taxation of capital gains

If you hold our ADSs or common shares while we are a PFIC

If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to the special tax rules discussed above governing “excess distributions” received with respect to our ADSs or common shares. An excess distribution can arise from gain realized on the sale or other disposition (including a pledge) of our ADSs or common shares. The entire gain on disposition of PFIC stock is treated as an excess distribution. Generally, otherwise applicable nonrecognition provisions of the Code are not applicable to transfers of stock in a PFIC, and otherwise unrecognized gain will be recognized and treated as an excess distribution. See “ITEM 10.E. TAXATION — MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS — Taxation of dividends — If you hold our ADSs or common shares while we are a PFIC” above for additional information concerning the taxation of excess distributions.

Generally, U.S. Holders are unable to utilize foreign taxes paid or deemed paid to offset the taxes arising from an excess distribution by reason of gains recognized on disposition of PFIC stock. If we are a PFIC, you will be required to file IRS Form 8621 for each taxable year in which, among other circumstances, you recognize gain from a sale or other disposition of our ADSs or common shares. See “ITEM 10.E. TAXATION — MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS — Information Reporting Regarding PFICs and Specified Foreign Financial Assets” below for additional information concerning PFIC reporting requirements.

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

Information Reporting Regarding PFICs and Specified Foreign Financial Assets

Under the “Hiring Incentives to Restore Employment Act” (the “Act”), each U.S. Holder who is a shareholder of a PFIC is required to file an annual report containing such information as the IRS may require, unless otherwise provided by the IRS. This requirement is in addition to the annual reporting requirements for a U.S. Holder of an interest in a PFIC that has made a QEF election. The IRS is developing further guidance (including a revised IRS Form 8621) regarding the PFIC reporting obligations under the Act. The IRS has announced that, until it releases the revised IRS Form 8621, the obligation of PFIC shareholders who would otherwise be required to attach IRS Form 8621 to their tax returns is suspended. PFIC shareholders will have to attach those forms for the suspended tax year to their next tax return that has to be filed with IRS. If the IRS Form 8621 for the suspended tax year is not attached to the next year’s tax return, the limitation period for the suspended tax year will not run and penalties may apply.

The Act and temporary and proposed regulations generally require individual U.S. Holders (“specified individuals”) and “specified domestic entities” with an interest in any “specified foreign financial asset” to file an annual report on IRS Form 8938 with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets is greater than US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year. Certain individuals are permitted to have an interest in a higher aggregate value of such assets before being required to file a report. The proposed regulations relating to specified domestic entities apply to taxable years beginning after December 31, 2011. Under the proposed regulations, “specified domestic entities” are domestic entities that are formed or used for the purposes of holding, directly or indirectly, specified foreign financial assets. Generally, specified domestic entities are certain closely held corporations and partnerships that meet passive income or passive asset tests and, with certain exceptions, domestic trusts that have a specified individual as a current beneficiary and exceed the reporting threshold. Specified foreign financial assets include any depository or custodial account held at a foreign financial institution; any debt or equity interest in a foreign financial institution if such interest is not regularly traded on an established securities market; and, if not held at a financial institution, (1) any stock or security issued by a non-U.S. person, (2) any financial instrument or contract held for investment where the issuer or counterparty is a non-U.S. person, and (3) any interest in an entity which is a non-U.S. person. Specified foreign financial assets would include the ADSs and common shares, unless you hold them in an account maintained by a U.S. financial institution.

Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an IRS Form 8938 under this provision if you are an individual U.S. Holder. Specified domestic entities are not required to file Form 8938 until the proposed regulations are final. Penalties apply to any failure to file IRS Form 8938. Additionally, in the event a U.S. Holder (either a specified individual or specified domestic entity) does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date such information is filed. You should consult your own tax advisor as to the possible application to you of this information reporting requirement and related statute of limitations tolling provision.

If you are a U.S. Holder, you are urged to consult with your own tax advisor regarding the application of the PFIC and specified foreign financial assets information reporting requirements and related statute of limitations tolling provisions with respect to the ADSs or our common shares.

Reportable transactions

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

Information reporting and backup withholding

In general, information reporting will apply to dividends (including distributions of interest on shareholders’ equity) in respect of our ADSs or common shares and the proceeds from the sale, exchange, or redemption of our

ADSs or common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient, such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status, or fail to report in full dividend and interest income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

As of December 31, 2011, we had Japanese Yen denominated accounts receivable of Won 2,778 million, which represented 42.5% of our total consolidated accounts receivable balance, and U.S. dollar denominated accounts receivable of Won 1,098 million, which represented 16.8% of our total consolidated accounts receivable balance. We also had Japanese Yen denominated accounts payable of Won 682 million, which represented 12.3% of our total consolidated accounts payable balance, and U.S. dollar denominated accounts payable of Won 398 million, which represented 7.2% of our total consolidated accounts payable balance. As these balances all have short maturities, exposure to foreign currency fluctuations on these balances is not significant. For example, a hypothetical 10% appreciation of the Won against the Japanese Yen and the U.S. dollar, in the aggregate, would reduce our cash flows by Won 280 million.

In 2011, Won 47,018 million of our revenue was derived from currencies other than the Won: primarily the Japanese Yen, Won 29,036 million; the U.S. dollar, Won 9,950 million; the NT dollar, Won 2,731 million and the Euro, Won 2,057 million. A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Won in 2011 would have reduced our revenue by Won 4,377 million.

Since 2005, we have begun entering into derivatives arrangements to hedge against the risk of foreign currency fluctuation. As of March 31, 2012, we had no foreign currency forward contracts outstanding. We may in the future continue to enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risks, but we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Korean exchange control regulations that restrict our ability to convert the Won into U.S. dollar, Japanese Yen or Euro under certain emergency circumstances.

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12.A.	DEBT SECURITIES

Not applicable.

ITEM 12.B.	WARRANTS AND RIGHTS

Not applicable.

ITEM 12.C.	OTHER SECURITIES

Not applicable.

ITEM 12.D.	AMERICAN DEPOSITARY SHARES

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

Persons depositing or withdrawing shares must pay	For
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

From January 1, 2011 to December 31, 2011, the Company received from the depositary US$43,503.16 for legal fees, after deducting the applicable withholding tax from the total amount payable by the depositary of US$48,000 and the depositary waived fees for the standard costs associated with the administration of the ADR estimated to total US$47,137.19.

From January 1, 2012 to the date of this Annual Report, the Company received no reimbursement from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2011. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2011. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011, based upon criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded that we maintained effective internal control over financial reporting as of December 31, 2011.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year ended December 31, 2011 that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2010 and 2011 for professional services rendered by our principal accountants Samil PricewaterhouseCoopers, the Korean member firm of PricewaterhouseCoopers, depending on the various types of services and a brief description of the nature of such services.

	Aggregate Fees Billed During the Year Ended December 31,
Type of Service	2010	2011	Nature of Services
	(In millions of Won)
Audit Fees	625	646	Audit service for the Company and its subsidiaries.
Audit-Related Fees	10	—	Due diligence support.
Tax Fees	—	—
All Other Fees	—	—

Total	635	646

The policy of our audit committee is to pre-approve all engagements of principal accountants and all audit and non-audit services to be provided by the principal accountants, other than as permitted under applicable laws and regulations.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

See ITEM 6.C. “BOARD PRACTICES.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to ITEM 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to ITEM 19. “EXHIBITS” for a list of all financial statements and related notes filed as part of this annual report.

ITEM 19.	EXHIBITS

(a) Financial Statements filed as part of this annual report

The following financial statements and related notes, together with the reports of an independent registered public accounting firm thereon, are filed as part of this annual report:

(b) Exhibits filed as part of this annual report

1.1	Articles of Incorporation, amended as of March 27, 2012 (English translation)

2.1*	Form of Stock Certificate of Registrant’s common stock, par value Won 500 per share

2.1**	Form of Deposit Agreement among Registrant, The Bank of New York Mellon, formerly known as The Bank of New York, as depositary, and all holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, including the form of American depositary receipt**

4.1*	Agreement on the Development of Ragnarok Online, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English)

4.2*	Agreement on the Exclusive License of Copyright Regarding Ragnarok Game Services, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English)

4.3*	Cooperation Agreement on Ragnarok Game Services, dated May 31, 2002, between Myoung-Jin Lee and Registrant (translation in English)

4.4*	Agreement on Factual Matters, dated November 19, 2002, between Myoung-Jin Lee and Registrant (translation in English)

4.5*	Agreement on Ragnarok Game Services and Related Matters, dated January 22, 2003, between Myoung-Jin Lee and Registrant (translation in English)

4.6*	Agreement, dated June 3, 2003, between Myoung-Jin Lee and Registrant (translation in English)

4.7*	Agreement, dated October 27, 2004, between Myoung-Jin Lee and Registrant (translation in English)

4.8*	Investment Agreement, dated February 19, 2002, between Sunny YNK Inc. and Registrant (translation in English)

4.9*	Agreement, dated February 21, 2002, between Sunny YNK Inc. and Registrant (translation in English)

4.10†	Share Purchase Agreement, dated May 3, 2005, between Mr. Moon Kyu Kim and Registrant (translation in English)

4.11*	Ragnarok License and Distribution Agreement, dated July 24, 2002, between GungHo Online Entertainment, Inc. (formerly ONSALE Japan K.K.) (licensee in Japan) and Registrant

4.12*	Amendment to Ragnarok License and Distribution Agreement, dated September 23, 2004, between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant

4.13*	Ragnarok Exclusive License and Distribution Agreement, dated May 20, 2002, between Soft-World International Corporation (licensee in Taiwan and Hong Kong) and Registrant

4.14*	Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 19, 2004, between Soft-World International Corporation (licensee in Taiwan and Hong Kong) and Registrant

4.15*	Exclusive Ragnarok License and Distribution Agreement, dated October 21, 2002, among Soft-World International Corporation, Value Central Corporation (licensee in China) and Registrant

4.16†	Fourth Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated May 18, 2005, among Soft-World International Corporation, Value Central Corporation (licensee in China) and Registrant

4.17*	Ragnarok License and Distribution Agreement, dated June 13, 2002, between Asiasoft International Co., Ltd. (licensee in Thailand) and Registrant

4.18*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 27, 2004, between Asiasoft International Co., Ltd. (licensee in Thailand) and Registrant

4.19*	Exclusive Ragnarok License and Distribution Agreement, dated May 12, 2003, among Soft-World International Corporation, Value Central Corporation (licensee in Malaysia and Singapore) and Registrant

4.20*	Exclusive Ragnarok License and Distribution Agreement, dated March 25, 2003, between Level Up! Inc. (licensee in the Philippines) and Registrant

4.21†	Third Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated February 18, 2005, between Level Up! Inc. (licensee in the Philippines) and Registrant

4.22*	Exclusive Ragnarok License and Distribution Agreement, dated April 2, 2004, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant

4.23*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated October 29, 2004, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant

4.24*	Exclusive Ragnarok Online License and Distribution Agreement, dated November 26, 2003, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant

4.25*	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated December 2, 2003, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant

4.26*	Second Amendment to the Exclusive Ragnarok License and Distribution Agreement, dated November 18, 2004, between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant

4.27†	Exclusive Ragnarok License and Distribution Agreement, dated July 16, 2004, between Ongamenet PTY Ltd. (licensee in Australia and New Zealand) and Registrant

4.28†	Exclusive Ragnarok License and Distribution Agreement, dated August 15, 2004, between Level Up! Interactive SA (licensee in Brazil) and Registrant

4.29*	Exclusive Ragnarok Software License Agreement, dated May 24, 2004, between Level Up Network India Pvt. Ltd. (licensee in India) and Registrant

4.30*	Lease Agreement, dated August 1, 2004, between Jung Ryool Kim and Registrant (translation in English)

4.31*	Equipment Sales Agreement, dated December 1, 2003, between Gravity Interactive, LLC and Registrant

4.32*	Service and Distribution of Earnings and Profit Agreement, dated April 1, 2003, between Gravity Interactive, LLC and Registrant

4.33*	Loan Agreement, dated January 1, 2004, between Gravity Entertainment Corporation, formerly RO Production Ltd., and Registrant (translation in English)

4.34*	Share (syusshi-mochiban) Assignment Agreement, dated October 25, 2004, between GungHo Online Entertainment, Inc. and Registrant

4.35*	Joint Project Agreement for TV Animation “Ragnarok,” dated October 1, 2004, among Gravity Entertainment Corporation, formerly RO Production Ltd., GDH Co., Ltd., TV Tokyo Medianet Co., Ltd., Amuse Soft Entertainment Co., Ltd. and GNG Entertainment Inc (translation in English)

4.36*	Ragnarok Sales Agency Agreement, dated April 10, 2002, between Sunny YNK Inc. and Registrant (translation in English)

4.37††	Lease Agreement, dated October 19, 2005, between Meritz Fire & Marine Insurance Co., Ltd. and Registrant

4.38††	Real Estate Sale Agreement, dated May 22, 2006, between Yahoh Communication Ltd. and Registrant

4.39††	Global Publishing Agreement, dated November 7, 2005, between Ndoors Corporation and Registrant

4.40††	Global Publishing Agreement, dated November 15, 2005, between Sonnori Co., Ltd. and Registrant

4.41†††	Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated April 20, 2005 between Level Up! Inc. (licensee in Brazil) and Registrant

4.42†††	Fifth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 22, 2006 between Level Up! Inc. (licensee in the Philippines) and Registrant

4.43†††	Exclusive Ragnarok Online Software License Agreement dated April 9, 2006 between Game Flier (Malaysia) Sdn. Bhd. (licensee in Malaysia and Singapore) and Registrant

4.44†††	3rd Amendment to the Exclusive Ragnarok License and Distribution Agreement dated April 15, 2006 between Burda Holding International GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant

4.45†††	2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2006 between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant

4.46†††	Agreement on Changes of the Global Publishing Contract dated October 9, 2006 between Ndoors Corporation (developer of “Time N Tales”) and Registrant

4.47†††	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated October 22, 2006 between Soft-World International Corporation (licensee in Taiwan) and Registrant

4.48†††	Agreement on Changes of the Lease Contract dated January 8, 2007 between Meritz Fire & Marine Insurance Co., Ltd. and Registrant

4.49¯	Exclusive Emil Chronicle Online License and Distribution Agreement dated August 1, 2007, between GameCyber Technology Ltd. (licensee in Taiwan and Hong Kong) and Registrant

4.50¯	First Amendment to the Ragnarok Online Software Agreement dated October 9, 2007, between Game Flier (Malaysia) Sdn. Bhd. (licensee in Singapore and Malaysia) and Registrant

4.51¯	Exclusive Ragnarok Online 2 License and Distribution Agreement dated October 15, 2007, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant

4.52¯	Amendment to the exclusive Ragnarok Online License and Distribution Agreement dated October 22, 2007, between Soft-World International Corporation (licensee in Taiwan and Hong Kong) and Registrant

4.53¯	Exclusive Requiem Online License and Distribution Agreement dated December 1, 2007, between Gravity CIS, Inc. and Registrant

4.54¯	Lease Agreement dated January 1, 2008, between Korea SW Industry Promotion Agency and Registrant

4.55¯	Second Amendment to the ExclusiveRagnarok Online License and Distribution Agreement dated January 1, 2008, between Gravity Interactive, Inc. and Gravity Co., Ltd.

4.56¯	Exclusive Ragnarok Online 2 Authorization to Use and Distribute Software Agreement dated January 21, 2008, between Level Up! Interactive S.A. (licensee in Brazil) and Registrant

4.57¯	First Amendment to the exclusive Emil Chronicle Online License and Distribution Agreement dated January 23, 2008, between GameCyber Technology Ltd. (licensee in Taiwan and Hong Kong) and Registrant

4.58¯	Exclusive Pucca Racing License and Distribution Agreement dated January 23, 2008, among Ini3 Digital Co., Ltd. (licensee in Thailand), Vooz Co., Ltd. (character licensor) and Registrant

4.59¯	Exclusive Requiem Online License and Distribution Agreement dated February 21, 2008, between Gravity Interactive, Inc. and Registrant

4.60¯	Sixth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated February 27, 2008, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant

4.61¯ ¯	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 4, 2008 between AsiaSoft Corporation Public Co., Ltd. (licensee in Thailand) and Registrant

4.62¯ ¯	Fourth Amendment to the Exclusive Ragnarok License and Distribution Agreement dated April 30, 2008, between Burda:ic GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant

4.63¯ ¯	Assignment of Agreement dated May 30, 2008, among Level Up! Network India Pvt. Ltd., Level Up! International Holdings Pte. Ltd. (licensees in India) and Registrant

4.64¯ ¯	First Amendment to the Exclusive Ragnarok Software License Agreement dated June 1, 2008, between Gravity EU SASU and Registrant

4.65¯ ¯	Exclusive Ragnarok Online License and Distribution Agreement dated July 2, 2008, between AsiaSoft Corporation Public Co., Ltd. (licensee in Vietnam) and Registrant

4.66¯ ¯	First Amendment to the Exclusive Emil Chronicle Online License and Distribution Agreement dated July 4, 2008, between Infocomm Asia Holdings Pte. Ltd. and Registrant

4.67¯ ¯	Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated September 1, 2008, between Shengqu Information Technology (Shanghai) Co., Ltd. (licensee in China) and Registrant

4.68¯ ¯	Exclusive Ragnarok Online License and Distribution Agreement dated September 1, 2008, between Level Up! Inc. (licensee in the Philippines) and Registrant

4.69¯ ¯	Exclusive Emil Chronicle Online License and Distribution Agreement dated December 8, 2008, between Run Up Game Distribution and Development Sdn. Bhd. (licensee in Singapore and Malaysia) and Registrant

4.70¯ ¯	Third Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2009, between Gravity Interactive, Inc., and Registrant

4.71¯ ¯	Exclusive Ragnarok Online License and Distribution Agreement dated January 21, 2009, between Tahadi Games Ltd. (licensee in UAE and 19 other countries) and Registrant

4.72¯ ¯	Exclusive Emil Chronicle Online License and Distribution Agreement dated February 26, 2009, between PT. Wave Wahana Wisesa (licensee in Indonesia) and Registrant

4.73¯ ¯	Exclusive Ragnarok Authorization and Distribution Agreement dated March 2, 2009, between Level Up! Interactive S.A (licensee in Brazil) and Registrant

4.74¯ ¯	Seventh Amendment to the Exclusive Ragnarok Online License and Distribution Agreement, dated March 7, 2009, between Gravity CIS, Inc. and Registrant

4.75¯ ¯	Form of employment agreement with director and senior management.

4.76¯ ¯¯	Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated September 1, 2009 between Gravity Interactive, Inc. and Registrant

4.77¯ ¯¯	Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2009 between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant

4.78¯ ¯¯	Fifth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated October 1, 2009 between Gravity Interactive, Inc. and Registrant

4.79¯ ¯¯	Second Amendment to the Ragnarok Online Software License Agreement dated October 9, 2009 between Game Flier (Malaysia) Sdn. Bhd. (licensee in Singapore and Malaysia) and Registrant

4.80¯ ¯¯	Ragnarok Online Exclusive Game License Agreement dated October 22, 2009 between Game Flier International Corporation (licensee in Taiwan, Hong Kong and Macau) and Registrant

4.81¯ ¯¯	First Amendment to Exclusive Requiem Online License and Distribution Agreement dated December 1, 2009 between Gravity Interactive, Inc. and Registrant

4.82¯ ¯¯	Global Service Agreement dated December 1, 2009 between AsiaSoft Corporation Public Co., Ltd., (consignee in Thailand, Singapore, Vietnam and Malaysia) and Registrant

4.83¯ ¯¯	Fifth Amendment to the Exclusive Ragnarok License and Distribution Agreement dated February 1, 2010 between Burda:ic GmbH (licensee in Germany, Austria, Switzerland, Italy and Turkey) and Registrant

4.84¯ ¯¯	Global Service Agreement dated February 2, 2010 between PT. Lyto Datarindo Fortuna (consignee in Indonesia) and Registrant

4.85¯ ¯¯	Ragnarok Online Game License Agreement dated February 27, 2010 between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant

4.86¯ ¯¯	Second Amendment to the Exclusive Requiem Online License and Distribution Agreement dated March 1, 2010 between Gravity Interactive, Inc. and Registrant

4.87¯ ¯¯	Exclusive Requiem Online License and Distribution Agreement dated March 2, 2010 between Game Flier International Corporation (licensee in Taiwan, Hong Kong and Macau) and Registrant

4.88¯ ¯¯	Exclusive Ragnarok Online License and Distribution Agreement dated March 5, 2010 between AsiaSoft Corporation Public Co., Ltd., (licensee in Thailand) and Registrant

4.89—	First Amendment to Exclusive Ragnarok Online 2 Authorization to Use and Distribute Software Agreement dated June 2, 2010 between Level Up! Interactive S.A. (licensee in Brazil) and Registrant

4.90—	First Amendment to Exclusive Ragnarok License and Distribution Agreement dated August 31, 2010 between Level Up! Inc. (licensee in the Philippines) and Registrant

4.91—	Amendment to the Exclusive Ragnarok Online Software License Agreement dated September 1, 2010 between Shengqu Information Technology (Shanghai) Co., Ltd. (licensee in China) and Registrant

4.92—	Third Amendment to Exclusive Ragnarok Software License Agreement dated October 16, 2010 between Gravity EU SASU and Registrant

4.93—	Sixth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2011 between Gravity Interactive, Inc. and Registrant

4.94—	First Amendment to the Exclusive Ragnarok Authorization and Distribution Agreement dated January 17, 2011 between Level Up! Interactive S.A. and Registrant

4.95	Third Amendment to the Exclusive Requiem Online License and Distribution Agreement dated June 16, 2011 between Gravity Interactive, Inc. and Registrant

4.96	Third Amendment to the Ragnarok Online Software License Agreement dated October 9, 2011 between Game Flier (Malaysia) Sdn. Bhd. (licensee in Singapore and Malaysia) and Registrant

4.97	Fourth Amendment to Ragnarok Online Exclusive Game License Agreement dated October 22, 2011 between Game Flier International Corporation (licensee in Taiwan, Hong Kong and Macau) and Registrant

4.98	Fourth Amendment to the Exclusive Requiem Online License and Distribution Agreement dated October 26, 2011 between Gravity Interactive, Inc. and Registrant

4.99	Second Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 5, 2012 between AsiaSoft Corporation Public Co., Ltd. (licensee in Thailand) and Registrant

8.1	List of Registrant’s subsidiaries

11.1††	Registrant’s Code of Ethics (amended)

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-122159)
**	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-122160)
†	Previously filed as exhibits to our annual report on Form 20-F filed on June 30, 2005. (File No. 000-51138)
††	Previously filed as exhibits to our annual report on Form 20-F filed on June 30, 2006. (File No. 000-51138)
†††	Previously filed as exhibits to our annual report on Form 20-F filed on June 29, 2007. (File No. 000-51138)
¯	Previously filed as exhibits to our annual report on Form 20-F filed on June 27, 2008. (File No. 000-51138)
¯¯	Previously filed as exhibits to our annual report on Form 20-F filed on June 30, 2009. (File No. 000-51138)
¯¯¯	Previously filed as exhibits to our annual report on Form 20-F filed on June 1, 2010. (File No. 000-51138)
—	Previously filed as exhibits to our annual report on Form 20-F filed on June 29, 2011. (File No. 000-51138)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: April 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

Gravity Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Gravity Co., Ltd. and its subsidiaries (“the Company”), at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers
Samil PricewaterhouseCoopers

Seoul, KOREA

April 27, 2012

GRAVITY CO., LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 2010 and 2011

	2010		2011		2011
					(Note 3) (Unaudited)
	(In millions of Korean Won and in thousands of US dollars except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	(Won)	44,122	(Won)	42,430	$36,625
Short-term financial instruments		12,500		15,000	12,948
Short-term available-for-sale investments		5,000		—	—
Accounts receivable, net (including related party balances of (Won)2,947 and (Won)3,257, respectively)		8,242		6,436	5,555
Current portion of deferred income tax assets		857		3,062	2,643
Other current assets (including related party balances of (Won)179 and (Won)275, respectively)		5,622		4,905	4,234

Total current assets		76,343		71,833	62,005

Property and equipment, net		2,672		2,731	2,357
Leasehold and other deposits		1,711		5,924	5,114
Capitalized software development cost (including related party balances of (Won)0 and (Won)279, respectively)		13,700		18,936	16,345
Other intangible assets		20,140		15,750	13,595
Goodwill		7,991		7,477	6,454
Equity method investments		1,336		1,444	1,247
Deferred income tax assets		—		8,308	7,171
Other non-current assets (including related party balances of (Won)23 and (Won)43, respectively)		1,597		475	411

Total assets	(Won)	125,490	(Won)	132,878	$114,699

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including related party balances of (Won)1,147 and (Won)950, respectively)	(Won)	6,641	(Won)	5,552	$4,792
Deferred revenue (including related party balances of (Won)650 and (Won)554, respectively)		5,611		4,663	4,025
Other current liabilities		1,813		1,847	1,594

Total current liabilities		14,065		12,062	10,411

Long-term deferred revenue (including related party balances of (Won)5,406 and (Won)4,869, respectively)		8,993		7,457	6,437
Accrued severance benefits		1,031		916	791
Deferred income tax liabilities		2,600		1,517	1,309
Other non-current liabilities		389		267	231

Total liabilities		27,078		22,219	19,179

Commitments and contingencies
Parent Company Shareholders’ equity:
Preferred shares, (Won)500 par value, 2,000,000 shares authorized, and no shares issued and outstanding at December 31, 2010 and 2011		—		—	—
Common shares, (Won)500 par value, 38,000,000 shares authorized, and 6,948,900 shares issued and outstanding at December 31, 2010 and 2011		3,474		3,474	2,999
Additional paid-in capital		75,395		75,395	65,080
Retained earnings		4,995		19,923	17,197
Accumulated other comprehensive income		3,552		3,042	2,627

Total parent company shareholders’ equity		87,416		101,834	87,903

Non-controlling interest		10,996		8,825	7,617

Total equity		98,412		110,659	95,520

Total liabilities and equity	(Won)	125,490	(Won)	132,878	$114,699

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2009, 2010 and 2011

	2009		2010		2011		2011
							(Note 3) (Unaudited)
	(In millions of Korean Won and in thousands of US dollars except per share data)
Revenue
Online games-subscription revenue	(Won)	12,674	(Won)	9,908	(Won)	11,556	$9,975
Online games-royalties and license fees (including related party revenue of (Won)28,089, (Won)24,636 and (Won)23,890, respectively)		34,037		32,132		35,552	30,688
Mobile games (including related party revenue of (Won)2,951, (Won)3,917 and (Won)4,604, respectively)		7,882		9,188		9,293	8,022
Character merchandising, animation and other revenue (including related party revenue of (Won)947, (Won)512 and (Won)616, respectively)		2,810		1,134		1,076	928

Total net revenue		57,403		52,362		57,477	49,613
Cost of revenue (including related party cost of (Won)188, (Won)259 and (Won)953, respectively)		21,170		20,873		24,243	20,926

Gross profit		36,233		31,489		33,234	28,687
Selling, general and administrative (including related party expenses of (Won)482, (Won)3,923 and (Won)588, respectively)		21,651		20,422		22,759	19,645
Research and development (including related party expenses of (Won)0, (Won)0 and (Won)317, respectively)		1,799		4,652		4,136	3,570
Impairment loss on intangible assets		280		475		3,697	3,191
Gain on loss of control in a subsidiary		—		—		(548)	(473)
Settlement cost of litigation		1,649		—		29	25

Operating income		10,854		5,940		3,161	2,729
Other income (expenses)
Interest income		2,395		1,946		1,844	1,592
Interest expense		(41)		(32)		(58)	(50)
Foreign currency income (loss), net		(225)		96		180	155
Others, net		(21)		312		(90)	(78)

Income before income tax expenses (benefit) and equity loss on investments		12,962		8,262		5,037	4,348
Income tax expenses (benefit)		4,544		4,207		(7,962)	(6,873)

Income before equity loss on investments		8,418		4,055		12,999	11,221

Equity loss on investments, net		(1,424)		(345)		(242)	(209)
Net income		6,994		3,710		12,757	11,012

Less: Net income (loss) attributable to the non-controlling interest		77		(20)		(2,171)	(1,874)

Net income attributable to parent company	(Won)	6,917	(Won)	3,730	(Won)	14,928	$12,886

Earnings per share — basic and diluted:
Net income attributable to parent company common shareholders	(Won)	995	(Won)	537	(Won)	2,148	$1.85

Weighted average number of shares
Basic outstanding and diluted		6,948,900		6,948,900		6,948,900	6,948,900

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years Ended December 31, 2009, 2010 and 2011

	No. of Common Shares	Common Shares		Additional Paid-in Capital		Retained Earnings (Accumulated Deficit)		Accumulated Other Comprehensive Income (Loss)		Non-Controlling Interest in Subsidiary		Total
	(In millions of Korean Won, except number of shares)
Balance at January 1, 2009	6,948,900	(Won)	3,474	(Won)	75,247	(Won)	(5,652)	(Won)	3,402	(Won)	137	(Won)	76,608
Amortization of deferred stock compensation	—		—		148		—		—		—		148
Comprehensive loss
Foreign currency translation adjustments, net of tax	—		—		—		—		(140)		—		(140)
Net income	—		—		—		6,917		—		77		6,994

Total comprehensive income													6,854

Balance at December 31, 2009	6,948,900		3,474		75,395		1,265		3,262		214		83,610
Increase of non-controlling interest from acquisition of a new subsidiary	—		—		—		—		—		10,802		10,802
Comprehensive income
Foreign currency translation adjustments, net of tax	—		—		—		—		290		—		290
Net income (loss)	—		—		—		3,730		—		(20)		3,710

Total comprehensive income													4,000

Balance at December 31, 2010	6,948,900		3,474		75,395		4,995		3,552		10,996		98,412
Comprehensive loss
Foreign currency translation adjustments, net of tax	—		—		—		—		(510)		—		(510)
Net income (loss)	—		—		—		14,928		—		(2,171)		12,757

Total comprehensive income													12,247

Balance at December 31, 2011	6,948,900	(Won)	3,474	(Won)	75,395	(Won)	19,923	(Won)	3,042	(Won)	8,825	(Won)	110,659

	(Note 3) Unaudited (In thousands of US dollars, except number of shares)
Balance at December 31, 2010	6,948,900		$2,999		$65,080		$4,311		$3,065		$9,491		$84,946
Comprehensive loss
Foreign currency translation adjustments, net of tax	—		—		—		—		(438)		—		(438)
Net income (loss)	—		—		—		12,886		—		(1,874)		11,012

Total comprehensive income													10,574

Balance at December 31, 2011	6,948,900		$2,999		$65,080		$17,197		$2,627		$7,617		$95,520

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2009, 2010 and 2011

	2009		2010		2011		2011
							(Note 3) (Unaudited)
	(In millions of Korean Won and in thousands of US dollars)
Cash flows from operating activities
Net income	(Won)	6,994	(Won)	3,710	(Won)	12,757	$11,012
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		5,627		3,708		4,088	3,528
Allowance for accounts receivable and other receivables		186		426		1,021	881
Impairment loss on intangible assets		280		475		3,697	3,191
Provision for accrued severance benefits		436		234		586	506
Stock compensation expense		148		—		—	—
Equity loss on investments, net		1,424		345		242	209
Gain on disposition of available-for-sale investments		—		(335)		—	—
Loss (gain) on foreign currency transactions		59		400		(70)	(61)
Loss on disposition of property and equipment		3		108		—	—
Gain on loss of control in a subsidiary		—		—		(548)	(473)
Others		(36)		110		(33)	(29)
Changes in operating assets and liabilities:
Accounts receivable		265		1,213		1,437	1,240
Other assets		971		(170)		(5,987)	(5,168)
Accounts payable		(602)		(437)		(1,366)	(1,179)
Accrued expenses		(165)		(814)		447	386
Deferred revenue		1,440		(498)		(2,494)	(2,153)
Income tax payable		(503)		368		(364)	(314)
Deferred income taxes		86		(263)		(11,715)	(10,112)
Payment of severance benefits		(832)		(91)		(648)	(559)
Other liabilities		80		(101)		129	111

Net cash provided by operating activities	(Won)	15,861	(Won)	8,388	(Won)	1,179	$1,016

Cash flows from investing activities
Decrease (increase) in short-term financial instruments	(Won)	(8,743)	(Won)	3,500	(Won)	(2,223)	$(1,919)
Purchase of available-for-sale investments		(5,000)		(5,000)		—	—
Proceeds from disposal of available-for-sale investments		—		5,308		5,021	4,334
Increase in short-term loans receivables		—		(1,249)		—	—
Purchase of equity method investments		(229)		(495)		—	—
Purchase of property and equipment		(627)		(1,449)		(1,566)	(1,351)
Proceeds from disposal of property and equipment		11		45		2	2
Increase in capitalized software development costs		(2,746)		(5,092)		(4,745)	(4,096)
Cash paid for acquisition, net of cash acquired		—		(11,277)		—	—
Reduction in cash balances upon deconsolidation of a subsidiary		—		—		(515)	(445)
Payment of leasehold deposits		(21)		(74)		—	—
Proceeds from leasehold deposits		4		31		—	—
Disposal of other non-current assets		—		—		955	824
Others, net		(199)		(121)		278	241

Net cash used in investing activities		(17,550)		(15,873)		(2,793)	(2,410)

Cash flows from financing activities
Proceeds from borrowings		140		418		—	—
Repayment of borrowings		(195)		(143)		(168)	(145)

Net cash provided by (used in) financing activities		(55)		275		(168)	(145)

Effect of exchange rate changes on cash and cash equivalents		(91)		(1)		90	79
Net decrease in cash and cash equivalents		(1,835)		(7,211)		(1,692)	(1,460)

Cash and cash equivalents
Beginning of the year		53,168		51,333		44,122	38,085

End of the year	(Won)	51,333	(Won)	44,122	(Won)	42,430	$36,625

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

Gravity has seven subsidiaries. NeoCyon, Inc. and Gravity Games Corp. (formerly Barunson Interactive Corp.) operate in the Republic of Korea, while the others, including Gravity Interactive, Inc., operate in other countries.

Gravity EU SAS was excluded from the consolidation as of December 31, 2011 since the Company lost control over it (See Note 8).

On April 1, 2008, GungHo Online Entertainment, Inc. became a majority shareholder by acquiring 52.39% of the voting shares from Heartis, Inc., the former majority shareholder, and acquired additional 6.92% voting shares on June 23 and June 24, 2008. As of December 31, 2011, GungHo Online Entertainment, Inc. has majority ownership and voting rights over the Company.

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

Subsidiary	Year of Establishment	Year of Obtaining Control	Percentage Ownership (%)
Gravity Interactive, Inc.(*1)	2003	2003	100.00
Gravity Entertainment Corp.	2003	2004	100.00
NeoCyon, Inc.	2000	2005	96.11
Gravity CIS Co., Ltd.(*2)	2005	2005	100.00
Gravity RUS Co., Ltd.(*2)	2007	2007	99.99
Gravity Middle East & Africa FZ-LLC(*3)	2007	2007	100.00
Gravity Games Corp.(*4)	2003	2010	50.83

(*1)	In October 2007, Gravity Interactive, Inc. founded L5 Games Inc., as a wholly owned US-based subsidiary. L5 Games Inc. was liquidated in May 2010.
(*2)	In October 2007, the Company founded Gravity RUS Co., Ltd., a Russia-based subsidiary, and acquired 99.99% of the voting shares, and then transferred 100% of the voting shares of Gravity CIS Co., Ltd. to Gravity RUS Co., Ltd. in December 2007.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(*3)	In May 2007, the Company founded Gravity Middle East & Africa FZ-LLC, a wholly owned United Arab Emirates-based subsidiary. Gravity Middle East & Africa FZ-LLC is in the process of liquidation as of December 31, 2011.
(*4)	In October 2010, the Company acquired 50.83% ownership of Barunson Interactive Corp. Based on the shareholders’ meeting held on March 28, 2011, Barunson Interactive Corp. changed its name to Gravity Games Corp.

Investments in entities where the Company holds more than 20% but less than 50% ownership or over which the Company has significant management influence are accounted for using the equity method of accounting and the Company’s share of the investee’s operations is included in equity method investments. The Company follows the equity method of accounting for investment in its joint venture Animation Production Committee, Ingamba LLC. and Gravity EU SAS (Note 8).

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

During the years ended December 31, 2009, 2010 and 2011, the Company generated 84%, 85% and 83% of its revenues from countries in Asia, respectively.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2009, 2010, and 2011, GungHo Online Entertainment, Inc. is the only licensee whose related accounts receivable and total revenue exceeds 10% of the Company’s total accounts receivable and total revenue, and the shares are as follows (Note 19):

		2009		2010		2011
Country	Licensee	Accounts Receivable	Revenues	Accounts Receivable	Revenues	Accounts Receivable	Revenues
Japan	GungHo Online Entertainment, Inc.	40%	56%	35%	56%	45%	50%

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

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The Company’s remaining investments in long-term available-for-sale securities are accounted for as available-for-sale securities pursuant to ASC 320, Investments — Debt and Equity Securities. The long-term available-for-sale securities are reported on the consolidated balance sheets within other non-current assets at the estimated fair market values with any changes in the estimated fair market values being recorded as a component of accumulated other comprehensive income, net of tax.

Allowance for doubtful accounts

The Company maintains allowances for doubtful accounts receivable based upon the following information: an aging analysis of its accounts receivable balances, historical bad debt rates, repayment patterns and creditworthiness of its customers, and industry trend analysis.

The payment processing service providers are responsible for remitting to the Company the full subscription revenues generated in Korea after deducting their fixed service fees and charges, which range from approximately 1.4% to 15% and risk of loss or delinquencies are borne by such payment processing service providers.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Intangible assets

Capitalized software development costs—online game development costs

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

The Company amortizes capitalized software development costs relating to online games and records as a component of cost of revenues the greater of the amount computed using the ratio of current gross revenues for an online game to the total of current and anticipated future gross revenues for that game or the straight-line method amount over the remaining estimated economic life of the game. Amortization starts when an online game is available for general release to public users. The Company continually evaluates the reasonableness of the economic life of the capitalized software development costs based on the average life cycle of the games whenever each new game is commercially launched or acquired.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Capitalized software development costs for online game net of accumulated amortization at December 31, 2010 and 2011 were (Won)13,700 million and (Won)18,744 million, respectively. Amortization expense for the years ended December 31, 2009, 2010 and 2011 was (Won)2,595 million, (Won)1,549 million and (Won)25 million, respectively.

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

For the year ended December 31, 2009, the Company recognized an impairment loss on capitalized software development cost of (Won)39 million within impairment loss on intangible assets in the consolidated statements of operations. There were no impairment losses on capitalized software development cost recognized in 2010 and 2011.

Capitalized software development costs — website and internal use software development costs

The Company accounts for website and internal use software development costs in accordance with ASC 340, Internal Use Software. For website and internally used software development costs, the Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life.

Capitalized software development costs for website and internal use software at December 31, 2011 was (Won)192 million.

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

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Specifically, qualitative factors are assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the relevant events and circumstances are assessed. If, after assessing the totality of events or circumstances, it is determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then a two-step process of the goodwill impairment test are not performed. If it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the first step of the two-step goodwill impairment test is performed. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized immediately in an amount equal to that excess. The goodwill impairment test is carried out at the reporting unit, which is either an operating division or a subdivision, for which stand-alone financial information is available to the management personnel of such division or subdivision for evaluating operating results.

Acquired in-process research and development technology

Acquired IPR&D assets are considered indefinite-lived intangible assets and are not subject to amortization. An IPR&D asset must be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the IPR&D asset with its carrying amount. If the carrying amount of the IPR&D asset exceeds its fair value, an impairment loss must be recognized in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the IPR&D asset will be its new accounting basis. Subsequent reversal of a previously recognized impairment loss is prohibited. The initial determination and subsequent evaluation for impairment of the IPR&D asset requires management to make significant judgments and estimates. Once an IPR&D project has been completed, the useful life of the IPR&D asset is determined and amortized accordingly. If an IPR&D project has been abandoned, it is immediately expensed.

Advertising

The Company expenses advertising costs as incurred. Advertising expense was approximately (Won)1,137 million, (Won)1,853 million and (Won)3,121 million for the years ended December 31, 2009, 2010 and 2011, respectively.

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

Gravity and NeoCyon introduced a defined contribution pension plan in 2005 and 2011, respectively, and provide an individual account for each participant. A plan’s defined contributions to an individual’s account are to be made for periods in which that individual renders services, the net pension cost for a period shall be the contribution called for in that period.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The Company follows ASC 740, Income Taxes, which prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this standard is a two-step process. In the first step, recognition, the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that has a likelihood of greater than 50 percent of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in (a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, (b) a reduction in a deferred income tax asset or an increase in a deferred income tax liability or (c) both (a) and (b).

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

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Recent accounting pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The amendments of this update replaces the term “fair value” in the revenue allocation guidance with “selling price” to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. In conjunction with the FASB’s deliberations on ASU 2009-13, the FASB considered whether similar changes should be made to the guidance in ASC 985, Software. The FASB considered whether alternatives for determining “fair value” or selling price should also apply to arrangements that have deliverables that are within the scope of ASC 985. The FASB observed that multiple deliverable arrangements in the software industry differ from multiple deliverable arrangements in other industries. As such, the higher threshold of VSOE for purposes of separating software deliverables was retained as was the use of the residual method, where appropriate. Instead, the FASB issued ASU 2009-14, Software (Topic 985) — Certain Revenue Arrangements That Include Software Elements, which modified the scope of ASC 985 to exclude tangible products and certain software components of tangible products from its scope. The ASUs are effective for the revenue arrangements entered into or materially modified in fiscal year beginning on or after June 15, 2010. The Company adopted these amendments effective in the first quarter of 2011, and the adoption did not impact the Company’s financial condition and results of operations as ASC 985 is still applicable for the Company.

In December 2010, the FASB issued ASU 2010-28, when to perform step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts (a consensus of the FASB Emerging Issues Task Force). The ASU modifies step 1 of the goodwill impairment test under ASC 350, Intangibles — Goodwill and

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other, for reporting units with zero or negative carrying amounts to require an entity to perform step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists and whether an interim goodwill impairment test between annual test dates is necessary, an entity should consider whether there are adverse qualitative factors, including the examples provided in ASC paragraph 350-20-35-30, in determining whether an interim goodwill impairment test between annual test dates is necessary. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010, for a public entity. The Company adopted the amendments, and the adoption did not impact the Company’s financial condition and results of operations.

In May 2011, FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs to provide largely identical guidance about fair value measurement and disclosure requirements. This standard does not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. A public entity is required to apply the ASU prospectively for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted for a public entity. In the period of adoption, a reporting entity will be required to disclose a change, if any, in valuation technique and related inputs that result from applying the ASU and to quantify the total effect, if practicable. The Company is currently assessing the potential impact of the guidance.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, to help entities perform their goodwill impairment test in a cost-effective manner. This ASU allows entities the option to perform a qualitative assessment to determine whether it is more likely than not that a reporting unit's fair value is less than its carrying amount prior to performing the two-step impairment test. An entity has the option to either perform a qualitative assessment or by-pass the qualitative assessment and proceed directly to Step 1 of the two-step goodwill impairment test for each of its reporting units. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The Company has early adopted this ASU and the adoption of ASU 2011-08 had no material impact on the Company’s consolidated financial statements.

In June and December 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, and ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. The amended guidance requires an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The current option to report other comprehensive income and its components in the statement of stockholders’ equity will be eliminated. Although the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under existing guidance. An entity should apply the ASU retrospectively. For a public entity, these ASUs are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. These ASUs will change our financial statement presentation of comprehensive income but will not impact our net income, financial position, or cash flows.

3. Convenience Translation into United States Dollar Amounts

The Company reports its consolidated financial statements in the Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,158.5 Korean Won to one US dollar, which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on December 30, 2011.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, US dollars at that or any other rate. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles generally accepted either in the Republic of Korea or the United States of America.

4. Restricted Assets

As of December 31, 2011, one of the Company’s subsidiaries, Gravity Interactive, Inc. has issued an irrevocable letter of credit in the amount of $250,000 to its landlord in relation to an office lease agreement with no amounts drawn on this letter of credit as of December 31, 2011. In comparison to the amount of $500,000 of the previous year, it has been reduced by $250,000 because of the agreement with its landlord, which was made and entered on March 22, 2011. Additionally a bank deposit amounting to $250,000 was provided to a bank as collateral for this letter of credit. The Company records this restricted short-term investment as other non-current assets.

5. Allowance for Accounts Receivable

Changes in the allowance for accounts receivable for the years ended December 31, 2009, 2010 and 2011 are as follows:

	2009		2010		2011
	(In millions of Korean Won)
Balance at beginning of year	(Won)	67	(Won)	2	(Won)	5
Provision for allowances		—		5		21
Reversal of previous provision		(65)		—		—
Write-offs		—		(2)		(18)

Balance at end of year	(Won)	2	(Won)	5	(Won)	8

6. Available-for-sale Investments

The cost, gross unrealized gains and fair value of available-for-sale securities as of December 31, 2010 and 2011 are as follows:

	Cost or Carrying Value		Gross Unrealized Losses		Fair Value
	(In millions of Korean Won)
As of December 31, 2010
Current portion of available-for-sale: ELS fund (accounted for at fair value under ASC 825)	(Won)	5,000	(Won)	—	(Won)	5,000
Non-current portion of available-for-sale: Public bond		21		1		20

	(Won)	5,021	(Won)	1	(Won)	5,020

As of December 31, 2011
Current portion of available-for-sale:	(Won)	—	(Won)	—	(Won)	—
Non-current portion of available-for-sale:	(Won)	—	(Won)	—	(Won)	—

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

From 2009 to 2010, the Company invested (Won)5,000 million each year in the Equity-Linked Securities fund (“ELS fund”), which is comprised of bonds, marketable equity securities and trust funds as of December 31, 2010. These investments are classified as short-term available for sale investments on the balance sheet. The fair value of bonds is derived based on quoted prices in active markets, the fair value of marketable securities is derived based on quoted prices in active exchange markets, and the fair value of the trust funds is derived based on quoted prices in markets that are not active or other inputs that are observable. The trust fund portion of these investments contains an embedded derivative. The Company has determined it is not practical to bifurcate the embedded derivative and account for separately. In accordance with ASC 825 the Company has elected the fair value option to account for these investments and has assessed the fair value of the instruments as a whole. In 2011, the Company sold ELS fund, which was invested in 2010 and public bonds, which were non-current available-for-sale securities.

7. Acquisition of the investment in Gravity Games Corp.

In October 2010, the Company acquired an aggregate of 50.83% of the voting common shares of Gravity Games Corp. (formerly, Barunson Interactive Corp.) for a purchase price of (Won)11,688 million in cash. Gravity Games Corp. is a developer of Dragonica, a multi-player online role playing game in Korea.

The acquisition was accounted for as a purchase. The purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. Gravity Games Corp.’s results of operations are included in the Company’s consolidated financial statements from the date of acquisition. The excess amount of the purchase price over the fair market value of the net assets acquired is accounted for as goodwill. The Company believes the resulting amount of goodwill reflects its expectations of the synergistic benefits of being able to leverage Gravity Games Corp.’s multi-player online role playing game service with the Company’s own services to provide a wide variety game titles to the Company’s global network user base. The goodwill is not deductible for income tax purposes.

Acquisition-related costs of (Won)25 million have been recognized and included with as selling, general and administrative expenses.

The estimated fair value of assets acquired and liabilities assumed on the acquisition date were:

	2010
	(In millions of Korean Won)
Consideration cash	(Won)	11,688

Current assets	(Won)	2,150
Non-current assets
Property and equipment		357
Game product technology		11,856
In-process research and development technology		8,503
Other non-current assets		106
Current liabilities		(460)
Non-current liabilities		(4,064)
Deferred income tax liabilities		(2,739)

Total indentified net assets		15,709

Non-controlling interest		(10,802)
Goodwill		6,781

	(Won)	11,688

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of current assets acquired includes accounts receivable from its customers and loan receivable with a fair value of (Won)1,094 million. The gross amount due under the contract is (Won)1,182 million, of which (Won)88 million is expected to be uncollectible.

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

The key variables that the Company must estimate to determine future cash flows include assumptions for future revenue and costs, and other economic or market-related factors. Significant management judgment is involved in estimating these variables, and they include inherent uncertainties since they are forecasting future events.

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

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The unaudited pro forma revenue and net income are as follows:

	2009		2010
	(In millions of Korean Won except per share data)
Revenue	(Won)	60,689	(Won)	57,930
Net Income		5,093		3,446

Basic earnings per share		733		496

Diluted earnings per share		733		496

The amounts of revenue and net loss of Barunson included in the Company’s consolidated statements of operations from the acquisition date to December 31, 2010 are (Won)748 million and (Won)211 million, respectively.

8. Equity Method Investment

The Company’s equity method investment balance is comprised of the following at December 31 :

	2010		2011
	(In millions of Korean Won)
Animation Production Committee	(Won)	—	(Won)	—
Online Game Revolution Fund No. 1		838		838
Gravity EU SAS		—		254
Ingamba LLC		498		352

Total equity method investments	(Won)	1,336	(Won)	1,444

The Company’s equity income (loss) on investments is comprised of the following for the years ended December 31 :

	2009		2010		2011
	(In millions of Korean Won)
Animation Production Committee	(Won)	—	(Won)	—	(Won)	—
Online Game Revolution Fund No. 1		(1,424)		(358)		(38)
Gravity EU SAS		—		—		(70)
Ingamba LLC		—		13		(134)

Total equity loss on investments	(Won)	(1,424)	(Won)	(345)	(Won)	(242)

Animation Production Committee

In April 2004, the Company’s subsidiary, Gravity Entertainment Corp., invested ¥123 million ((Won)1,358 million) for a 30% interest in “Animation Production Committee,” a joint venture, which was incorporated in Japan to produce an animation of Ragnarok. The investment was accounted for under the equity method of accounting. In 2006, the Company discontinued applying equity method as the investment was reduced to zero. The Company does not have contractual obligation to fund the further losses of joint venture.

Online Game Revolution Fund No. 1

In 2005, the Company entered into a limited liability partnership agreement to invest the committed amount of ¥1,000 million ((Won)8,713 million) in Online Game Revolution Fund No. 1, a limited liability partnership (the

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

“Partnership”). In 2005, 2006, 2008 and 2009, the Company invested ¥100 million ((Won)869 million), ¥150 million ((Won)1,245 million), ¥642 million ((Won)6,054 million) and ¥18 million ((Won)229 million), respectively. As of December 31, 2011, the Company, SoftBank Corp. and GungHo Online Entertainment, Inc. (“GungHo”) have interests of 16.39%, 49.18% and 8.20%, respectively, in Online Game Revolution Fund No. 1. The Company has 16.39% interest in the Partnership as a limited partner, and cannot significantly influence over the Partnership’s operation and financial policies per the limited liability partnership agreement. However, the Company accounts for the investment under equity method of accounting in accordance with ASC 323, Investment- Equity Method and Joint Ventures, which requires the use of the equity method unless the investors’ interest is so minor that the limited partner may have virtually no influence over the Partnership’s operating and financial policies. The Company recorded as equity loss of the Partnership amounting to (Won)1,424 million, (Won)358 million and (Won)38 million in 2009, 2010 and 2011, respectively.

Summarized financial information of the Partnership at December 31, 2010 and 2011 is as follows:

Balance Sheets

	2010		2011
	(In millions of Korean Won)
Current assets	(Won)	4,296	(Won)	4,646
Noncurrent assets		1,863		1,980

Total Assets		6,159		6,626

Current liabilities		28		429
Noncurrent liabilities		1,018		1,082
Shareholders’ equity		5,113		5,115
Percentage of ownership in equity investees		16.39%		16.39%

Investment in equity investees at cost plus equity undistributed earnings since acquisition	(Won)	838	(Won)	838

Statements of operations

	2009		2010		2011
	(In millions of Korean Won)
Revenues	(Won)	1,795	(Won)	2,180	(Won)	—

Cost and expense		10,483		9,856		300
Operating loss		8,688		7,676		300
Other income, net		—		5,492		—

Loss before income taxes		8,688		2,184		300
Income tax expense		—		—		—

Net Loss		8,688		2,184		300
Percentage of ownership in equity investees		16.39%		16.39%		16.39%

Equity in net loss of equity method investees		1,424		358		49
Income tax effect		—		—		(11)

Equity in net loss of equity method investees, net of tax	(Won)	1,424	(Won)	358	(Won)	38

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

This Partnership is operated in Japan and the objective of the Partnership is to invest in business relating to online games for the benefit of all the partners. The Partnership had invested in eight games since its operation.

On December 31, 2010, the term of the Partnership expired and it is under liquidation. The liquidation process was not consummated due to the delay in selling certain games that the Partnership had invested. The Company is expecting that the Partnership will be able to distribute the remaining disposable assets including cash of (Won)4,544 million and receivables from selling the games upon dissolution. The Partnership did not have any debt outstanding at December 31, 2011. Therefore, the Company has estimated that the Company’s share of such liquidation proceeds will be at least equal to the Company’s carrying value of its investment in the Partnership at December 31, 2011.

Ingamba LLC

In June 2010, the Company invested Russian Ruble 13 million ((Won)502 million), which represents 25% of Ingamba LLC.’s total capital, in order to distribute the Company’s games in Russia. The investment in Ingamba LLC. was accounted for as an equity method investment. The Company recorded as equity gain on investments amounting to (Won)13 million in 2010 and equity loss on investments amounting to (Won)134 million in 2011.

Gravity EU SAS

In 2011, Gravity EU SASU issued new shares to new investors and the Company and then transformed into a joint venture named Gravity EU SAS. Due to a dilution of the Company’s interest in Gravity EU SAS, the Company’s ownership of the investee decreased from 100% to 25%. Gravity EU SAS was excluded from the consolidation as of December 31, 2011 since the Company lost control over it. Upon deconsolidation, the Company recorded its retained interest in Gravity EU SAS at fair value at the date of deconsolidation. As a result, a gain on loss of control in a subsidiary of (Won)548 million was recognized in the consolidated statements of operations. And the entire accumulated other comprehensive income balance that relates to EU SASU was recognized as a part of the gain. Gravity EU SAS was accounted for by using an equity method since August 2011 and equity loss on investments amounting to (Won)70 million was recognized in 2011.

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

The Company’s financial instruments are measured and recorded at fair value, except for cost method investments. The Company’s non-financial assets, such as goodwill, intangible assets, and property, plant and equipment, are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment charge is recognized.

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

Additionally, the Company considers both counterparty credit risk and its creditworthiness in determining fair value. The Company attempts to mitigate credit risk to third parties by actively monitoring the creditworthiness of counterparties and its exposure to credit risk by selecting major financial institutions with healthy financial position as counterparties.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the Company’s financial assets measured at fair value on a recurring basis in accordance with ASC 820 and ASC 825 at December 31, 2010 :

December 31, 2010	Quoted Market Price in Active Market (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total
	(In millions of Korean Won)
Short term available for sale investments	(Won)	—	(Won)	5,000	(Won)	—	(Won)	5,000
Long term available for sale investments (other non-current assets)		20		—		—		20

Total available for sale investments	(Won)	20	(Won)	5,000	(Won)	—	(Won)	5,020

In 2010, there was no transfer of financial instruments between different categories of fair value.

As of December 31, 2011, there is no financial instruments measured at their fair value in accordance with ASC 820 and ASC 825.

10. Property and Equipment, Net

Property and equipment as of December 31, 2010 and 2011 consist of the following:

	2010		2011
	(In millions of Korean Won)
Computer and equipment	(Won)	11,608	(Won)	12,026
Furniture and fixtures		1,717		1,859
Vehicles		92		93
Capital lease assets		837		938
Leasehold improvements		763		771
Software externally-purchased		9,534		9,647

		24,551		25,334
Less: accumulated depreciation		(21,879)		(22,603)

	(Won)	2,672	(Won)	2,731

Depreciation expenses for the years ended December 31, 2009, 2010 and 2011 were (Won)2,924 million, (Won)1,856 million and (Won)1,651 million, respectively.

No impairment loss was recorded for the years ended December 31, 2009, 2010 and 2011.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11. Goodwill and other intangible assets

Capitalized software development cost and other intangible assets as of December 31, 2010 and 2011 consist of the following:

	At December 31, 2010						At December 31, 2011
	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount		Gross Carrying Amount		Accumulated Amortization		Accumulated Impairment		Net Carrying Amount
	(In millions of Korean Won)
Capitalized software development cost	(Won)	21,446	(Won)	(7,746)	(Won)	13,700	(Won)	26,707	(Won)	(7,771)	(Won)	—	(Won)	18,936
Acquired intangible assets
Product technology		18,382		(6,921)		11,461		18,382		(9,292)		(2,384)		6,706
IPR&D technology		8,503		—		8,503		8,503		—		—		8,503
Trademarks		450		(281)		169		503		(323)		—		180
Others		176		(169)		7		1,522		(362)		(799)		361

Total	(Won)	48,957	(Won)	(15,117)	(Won)	33,840	(Won)	55,617	(Won)	(17,748)	(Won)	(3,183)	(Won)	34,686

The company capitalized (Won)4,243 million and (Won)5,261 amount of R&D costs in accordance with ASC 985, Costs of Software to be Sold, Leased, or Marketed in 2010 and 2011.

All of the Company’s intangible assets other than goodwill and IPR&D are subject to amortization. No significant residual value is estimated for the intangible assets. Aggregate amortization expense for intangible assets for the years ended December 31, 2009, 2010 and 2011 was (Won)2,703 million, (Won)2,099 million and (Won)2,631 million, respectively.

The Company recognized an impairment loss of (Won)2,384 million and (Won)799 million for product technology (“Dragonica”), and other intangible assets (“Eternal destiny”) in 2011, respectively. The gross carrying amounts of Dragonica and Eternal destiny were (Won)11,856 million and (Won)846 million, respectively.

As of December 31, 2011, the carrying values of Dragonica and Eternal destiny are (Won)6,706 million and (Won)0 million, respectively.

Despite the Company’s various efforts, a significant decrease in revenue of Dragonica was noted in fourth quarter of 2011, which was a trigger event for the impairment analysis of Dragonica. In addition, the Company commercially launched Eternal Destiny in August 2011. However, the game did not gain popularity in market and the Company ceased offering commercial service in November 2011, which was a trigger event for the impairment of Eternal Destiny.

As the carrying amount of Dragonica and Eternal destiny exceeds the sum of their respective estimated undiscounted future cash flows from the use, Dragonica and Eternal destiny were considered impaired. And the Company recognized an impairment loss of (Won)2,384 million and (Won)799 million, respectively, since the carrying amount before the recognition of impairment loss exceeds their fair values.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in goodwill balances for the years ended December 31, 2010 and 2011 are as follows:

	2010		2011
	(In millions of Korean Won)
Balance at beginning of the year
Goodwill	(Won)	1,451	(Won)	8,232
Accumulated impairment losses		(241)		(241)

		1,210		7,991

Impairment losses		—		(514)
Acquisition in the business combination		6,781		—
Balance at end of the year
Goodwill		8,232		8,232
Accumulated impairment losses		(241)		(755)

	(Won)	7,991	(Won)	7,477

As described in Note 2, the Company performed annual impairment test for goodwill at each reporting unit, NeoCyon, Inc. and Gravity Games Corp. using data as of December 31, 2011. Prior to performing the two-step impairment test for goodwill, the Company performed a qualitative assessment for the reporting unit of NeoCyon and Gravity Games and concluded not to perform the two-step impairment test for NeoCyon as it is more likely than not that a reporting unit of NeoCyon’s fair value is greater than its carrying amount. In performing the impairment analysis for goodwill and IPR&D technology (“East Road”), which have indefinite useful lives, the Company used income approach to determine the fair value of the reporting unit and IPR&D technology. The fair value was determined based on the present value of estimated future cash flows, discounted at a risk-adjusted rate. The Company used internal forecasts to estimate future cash flows and included an estimate of long-term future growth rates based on most recent views of the long-term outlook for each business. The Company derived the discount rates by applying the capital asset pricing model.

As of December 31, 2011, the fair value of East Road is estimated to exceed its carrying amount, therefore the impairment test does not result in any impairment charge for East Road. However, in performing the annual impairment test for goodwill for Gravity Games Corp., the fair value of the business reporting unit for Gravity Games Corp. was determined to be lower than the book value of the business reporting unit for Gravity Games Corp. Therefore, in 2011, the Company recorded impairment loss of (Won)514 million in the reporting unit of Gravity Games Corp., which is primarily a result of a decline in projected future revenues as compared to the projections of revenue used for the initial recognition of the goodwill at the acquisition date in 2010.

During the fiscal year ended December 31, 2009, the Company recorded impairment losses of (Won)241 million in reporting units in the Russian business due to the overall decline in the fair value of the reporting units and uncertainty in the future. The impairment losses of (Won)241 million represented the entire outstanding balance of goodwill in the reporting unit before the impairment losses.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Expected amortization expense related to current net carrying amount of intangible assets is as follows:

	(In millions of Korean Won)
2012	(Won)	5,142
2013		5,803
2014		5,631
2015		5,218
2016 and thereafter		4,389

	(Won)	26,183

IPR&D asset will be amortized once the project is completed and the asset is placed in service. However, it was excluded from the expected amortization schedule due to uncertainty as to when it will be placed in service.

12. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2009, 2010 and 2011 are as follows:

	2009		2010		2011
	(In millions of Korean Won)
Balance at beginning of year	(Won)	926	(Won)	478	(Won)	1,031
Acquisition of Gravity Games Corp.		—		427		—
Provisions for severance benefits		436		234		586
Severance payments		(832)		(91)		(648)
Terminated but not paid		(52)		(17)		(53)

Balance at end of year	(Won)	478	(Won)	1,031	(Won)	916

In 2005, Gravity introduced a defined contribution pension plan (“Pension Plan”) in accordance with the Employee Benefit Security Act of Korea and entered into a nonparticipating defined contribution insurance contract with a life insurance company. Gravity’s contribution to the Pension Plan was (Won)1,027 million, (Won)1,075 million and (Won)1,085 million in 2009, 2010 and 2011, respectively. In 2011, NeoCyon, Inc. also introduced a Pension Plan and the amount of cost recognized for the Pension Plan was (Won)97 million. For the contributions already paid, Gravity and NeoCyon will have no legal or constructive obligation to pay further amounts and therefore no severance benefits were accrued. As of December 31, 2011, no subsidiaries other than NeoCyon, Inc. introduced a Pension Plan and severance benefits were accrued.

13. Commitments and Contingencies

Commitments

As of December 31, 2011, the Company has outstanding licensing agreements of Ragnarok Online with 10 companies internationally. Based on the agreements with the licensees, the Company receives certain amount (24% to 40%) of each licensee’s revenues as royalty.

The Company has contracts for the exclusive right of Ragnarok Online II game distribution and sales with GungHo Online Entertainment, Inc. (“GungHo”) in Japan, AsiaSoft Corporation Public Co., Ltd. in Thailand, Shanghai The 9 Information Technology Ltd., in China, Level up! Inc. in Philippines, AsiaSoft Online Pte. Ltd., in Singapore and Malaysia, AsiaSoft Corporation Public Co., Ltd. in Vietnam, PT. Lyto Datarindo Fortuna in

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Indonesia and Level up! Interactive S.A. in Brazil. The contract periods of these license agreements range from two to four years after commercialization in each geographical location.

In June 2010, the Company entered into an agreement for Requiem in Russia and 14 other countries with Ingamba LLC. In March 2010, the Company entered into an agreement for Requiem in Taiwan, Hong Kong and Macau with GameFlier International Corporation.

The Company entered into a software licensing agreement with GungHo in December 2005 for the right to publish and distribute Emil Chronicle Online (“ECO”) worldwide, except for Japan, which was renewed in 2006, 2010 and 2011. In August 2007, the Company entered into an agreement with GameCyber Technology Ltd. to distribute ECO in Taiwan and Hong Kong, which was renewed in June 2011. In February 2009, the Company entered into an agreement with PT. Wave Wahana Wisesa for distribution of ECO in Indonesia. The Company entered into a license and distribution agreement with Access Bright Limited to distribute ECO in China in June 2010.

As of December 31, 2011, the Company has outstanding licensing agreements of Dragonica with seven companies internationally. Based on the agreements with the licensees, the Company receives certain amount (21% to 40%) of each licensee’s revenues as royalty.

As of December 31, 2011, the license fee the Company has committed to pay upon the commercial launches of the licensed games was (Won)1,452 million.

In December 2007, Gravity Interactive, Inc. entered into a capital lease agreement with respect to the open beta testing server for the commercial distribution of Requiem with a total lease payment of $271 thousand over a two-year-period. In 2008, this capital lease agreement was amended, thereby decreasing the total lease payment by $140 thousand to $131 thousand. The Company also entered into additional capital lease agreements to utilize more assets including servers in 2009, which increased the total capital lease payment by $123 thousand. In 2008, the Company made principal and interest payments of $80 thousand and $26 thousand, respectively. In 2009, the Company made principal and interest payments of $153 thousand and $33 thousand, respectively. The Company also entered into additional capital lease agreements to utilize more assets including servers and equipment in 2010, which increased the total capital lease payment by $326 thousand. Therefore, the Company made principal and interest payments of $124 thousand and $28 thousand in 2010, respectively. In 2011, the Company entered into additional capital lease payment agreements which increased the total capital lease payment by $93 thousand. Therefore, the Company made principal and interest payments of $151 thousand and $52 thousand in 2011, respectively.

Future minimum lease payments for the leases as of December 31, 2011, are as follows:

	2012		2013
	Principal	Interest	Principal	Interest
	(In thousands of US dollars)
Capital lease	$172	$30	$124	$7

In addition to the capital lease above, the Company leases certain properties. The Company’s operating leases consist of various property leases expiring in 2012. Rental expenses incurred under these operating leases were approximately (Won)3,759 million, (Won)2,823 million and (Won)2,949 million for the years ended December 31, 2009, 2010 and 2011, respectively. The Company entered into a lease agreement with Korea Software Industry Promotion Agency in 2008 and recorded a guarantee deposit of (Won)1,371 million as of December 31, 2011.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future minimum rental payments for the leases as of December 31, 2011, are as follows:

2012
(In millions of Korean Won)
Operating lease	(Won)	2,674

Litigation

In May 2006, a former investor of Ragnarok Online filed a lawsuit in Korean Court against the Company with related claim amount of (Won)1,344 million claiming that the Company failed to distribute the earnings from certain amount of net sales due to the embezzlement of royalty revenue committed by a former chairman of the Company and from license fees from overseas licensees from 2002 to 2005. In 2009, the Company won the lawsuit in Korean Court filed by the former investor of Ragnarok Online to claim additional distribution of earnings.

In October 2006, Softstar Entertainment, Inc., the Company’s former licensee in Taiwan, Hong Kong and Macau for R.O.S.E. Online, filed a lawsuit in Singapore against the Company insisting that the Company caused it to incur a loss in their business by providing them with a materially deficient program. The Company entered into a settlement agreement with Softstar Entertainment, Inc. regarding a compensation lawsuit Softstar Entertainment, Inc. filed in 2009. As a result, the Company paid $2 million to Softstar Entertainment, Inc. and recognized the loss of (Won)1,649 million, which is the difference between the settlement and the existing deferred revenue balance under prior year’s statements of operations.

In June 2009, a director and manager of Gravity Middle East & Africa FZ-LLC (“ME&A”), the subsidiary in United Arab Emirates, asserted to the Company a claim for his salary for the past twenty months, which amounts to (Won)229 million (AED 721,022). The Company did not record any accrual from the claim at this time as the Company believes that they had not entered into a valid contract with this director which required the payment of salary. While there is no significant progress on this claim in 2011, the Company is unable to predict the ultimate outcome of this claim.

In April 2009, the Company repatriated (Won)1,820 million ($1.4 million) from ME&A, which comprised most of remaining net assets of ME&A. ME&A had been in process of liquidation since September 2008. In August 2010, the director and manager of ME&A, as a representative of ME&A, filed a lawsuit against the Company and some of its directors and officers on the subject of them being accused of the repatriation of ME&A claiming an aggregate of (Won)1,628 million (AED 5 million and related interests plus litigation costs). In November 2011, the case was decided in favor of the plaintiff and the Company filed an appeal with the Seoul High Court and paid deposit in court amounting to (Won)4,140 million to proceed with the appeals against the dismissal of the case regarding the repatriation of capital funds from ME&A. No amount was accrued because the above case would not result in a loss of the Company.

In April 2010, the Company was charged by a former executive of the Company seeking payment of compensation amounting to (Won)1,201 million under a certain employment agreement. The case was dismissed and the plaintiff filed appeal against the dismissals of the lawsuits with the Seoul High Court in May 2011 and the court ruled partially in favor of the plaintiff. The plaintiff and the Company brought final appeals with the Supreme Court of Korea in December 2011 and the both appeals were finally dismissed by the Supreme Court of Korea in April 2012. In May 2010, the former executive filed another lawsuit claiming, amounting to (Won)50 million, employment termination without cause. The case was dismissed and the plaintiff filed an appeal with the Seoul High Court in April 2011. In June 2011, the former executive filed another lawsuit against the Company claiming nullity of dismissal and seeking remuneration, amounting to (Won)110 million, due regarding the remainder

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of his term. In the opinion of management, there was not at least a reasonable possibility the Company may have incurred a material loss with respect to the above matters although the Company is unable to predict the ultimate outcome. The Company did not record a liability as of December 31, 2011.

In June 2010, NeoCyon proposed a lawsuit amounting to (Won)1,294 million and related interests against former CEO of NeoCyon, the defendant, of whom was accused of being given unauthorized surplus of compensations in retirement and retirement bonus funds from NeoCyon. The former CEO of NeoCyon filed suit against NeoCyon while noting that he should be paid an additional amount of (Won)81 million and related interests in retirement and retirement bonus funds. As of December 2011, the court proceedings of the two lawsuit cases are in progress and the Company is unable to predict the ultimate outcome of the above matters.

In November 2010, Gravity Interactive, Inc., THQ Inc. and others were accused of a trademark infringement by the trademark owner of Dragonica, Victor Garcia, and was filed a lawsuit at the United States District Court for the Southern District of Florida. The plaintiff filed a claim on all gains for the Company, losses for the plaintiff and other compensations occurring through the trademark infringement. In February 2011, Gravity Interactive, Inc. sent a written defense to the United States District Court for the Southern District of Florida, noting that there was no trademark infringement of “Dragonica.” In February 2012, the Company reached a settlement with Victor Garcia on condition that the trademark would not be used in commerce anywhere within the U.S.A. and the settlement was closed in March 2012.

14. Shareholders’ Equity

As of December 31, 2011, Gravity is authorized to issue a total of 40 million shares with a par value of (Won)500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of this authorized amount, Gravity is authorized to issue up to 2 million non-voting preferred shares. Under the articles of incorporation, holders of non-voting preferred shares are entitled to receive dividends of not less than 1% and up to 15% of the par value of such shares, the exact rate to be determined by Gravity’s Board of Directors at the time of issuance, provided that the holders of preferred shares are entitled to receive dividend at a rate not lower than that determined for holders of common shares. Gravity does not have any non-voting preferred shares outstanding.

As of December 31, 2011, the Company had a total of 6,948,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are registered.

15. Stock Purchase Option Plan

A summary of option activity under the Option Plan as of December 31, 2011, and changes during the years then ended is as follows:

	Number of Stock Options	Weighted Average Exercise Price per Share		Weighted Average Remaining Contractual Life
Stock options outstanding as of January 1, 2009	31,095	(Won)	45,431

Options expired	13,526		45,431
Options forfeited	4,044		45,431

December 31, 2009	13,525	(Won)	45,431

Options expired	13,525		45,431

December 31, 2010	—	(Won)	—

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2010, 13,525 out of 271,000 stock options granted to officers and employees on December 24, 2004 expired (the accumulated number of stock options which expired until 2009 was 59,742) and none of stock options were cancelled due to the retirement of the officers and employees (the accumulated number of stock options which were cancelled until 2009 were 197,733).

The total compensation expense relating to the grant of stock options is recognized over the five year vesting period using the ASC 718, Compensation-Stock Compensation, graded attribution model. The Company recognized (Won)148 million in stock compensation expense for the years ended December 31, 2009. Stock compensation expenses are included in selling, general and administrative expenses, research and development expenses, and cost of revenue in the consolidated statements of operations.

As there is no stock option outstanding as of December 31, 2011, no compensation cost has been recognized for the year ended December 31, 2011.

16. Earning Per Share

The components of basic and diluted earning per share are as follows:

	2009		2010		2011
	(In millions of Korean Won, except per share data)
Net income available for common shareholders (A)	(Won)	6,917	(Won)	3,730	(Won)	14,928
Weighted average outstanding shares of common shares (B)		6,948,900		6,948,900		6,948,900

Earnings per share Basic and diluted (A/B)	(Won)	995	(Won)	537	(Won)	2,148

The 13,525 stock options outstanding as of December 31, 2009 are excluded from the Company’s calculation of earnings per share as their effect is anti-dilutive.

17. Income Taxes

Income tax expenses (benefit) for the years ended December 31, 2009, 2010 and 2011 consist of the following:

	2009		2010		2011
	(In millions of Korean Won)
Income (loss) before income taxes
Domestic	(Won)	15,044	(Won)	10,395	(Won)	4,878
Foreign		(2,082)		(2,133)		159

		12,962		8,262		5,037

Current income taxes
Domestic		4,477		4,458		3,694
Foreign		(19)		12		70

		4,458		4,470		3,764

Deferred income taxes
Domestic		86		(263)		(11,726)
Foreign		—		—		—

		86		(263)		(11,726)

Total income tax expenses(benefit)	(Won)	4,544	(Won)	4,207	(Won)	(7,962)

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income taxes recognized directly in other comprehensive income for the year ended December 31, 2011 is (Won)130 million.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of December 31, 2010 and 2011 are as follows:

	2010		2011
	(In millions of Korean Won)
Deferred tax assets
Accrued expense	(Won)	73	(Won)	181
Allowance for doubtful		360		421
Investments in subsidiaries and equity method investees		—		1,897
Depreciation and amortization		321		204
Deferred revenue		1,124		663
Provisions for severance benefits		196		100
Unrealized foreign exchange losses		102		—
Net operation loss carryforwards in subsidiaries		5,095		3,887
Foreign tax credit carryforwards		19,356		17,224
Tax credit carryforwards for research and human resource development		3,490		2,434
Others		203		164

Total deferred tax assets		30,320		27,175
Less: Valuation allowance		(28,643)		(14,531)

	(Won)	1,677	(Won)	12,644

Deferred tax liabilities
Accrued income	(Won)	54	(Won)	78
Depreciation and amortization		220		232
Investments in subsidiaries and equity method investees		—		426
Intangible assets		3,137		2009
Unrealized foreign exchange gains		2		9
Others		7		37

Total deferred tax liabilities		3,420		2,791
Net deferred tax assets (liabilities)	(Won)	(1,743)	(Won)	9,853

Reported as
Current portion of deferred income tax assets	(Won)	857	(Won)	3,062
Non-current deferred income tax assets		—	(Won)	8,308
Non-current deferred income tax liabilities	(Won)	2,600	(Won)	1,517

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

In assessing the realizability of deferred income tax assets, management considered whether it was more likely than not that some portion or all of the deferred income tax assets would not be realized. Especially, significant portion of the tax credit carryforwards is expected to expire if the Company does not generate sufficient taxable income in Korea. The ultimate realization of deferred income tax asset is dependent upon the

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

generation of future taxable income during the periods in which those temporary differences became deductible. Management considered the scheduled reversal of deferred tax liabilities, uncertainty in the future taxable income, the tax structure of the Company and tax planning strategies in making this assessment. For the years ended December 31, 2009 and 2010, full valuation allowance was provided for Gravity and certain subsidiaries. However, in 2011, based upon the level of historical taxable income and the future taxable income under the Company’s business plan over the periods in which the deferred tax assets were deductible, management believed it was more likely than not that (Won)7,937 million or 42% of the deferred tax assets from tax credit carry forwards is realizable for Gravity.

As of December 31, 2011, Gravity Co., Ltd. in Korea had temporary differences of (Won)2,726 million, foreign tax credit carryforwards and tax credit carryforwards for research and human resource development etc. of (Won)16,480 million and (Won)2,386 million, respectively, which expire from 2012 to 2016. Based on the Company’s historical and projected net and taxable income, the Company determined that it would be able to realize all of the temporary differences and (Won)7,937 million or 42% of tax credits carryforwards, and recognized a valuation allowance of (Won)10,929 million on the amount of available tax credit carryforwards at an effective rate expected to incurred to Gravity. Gravity as a controlling company did not recognize the deferred tax assets from outside basis difference amounting to (Won)2,443 million on investment in subsidiaries since Gravity has no plan or intention to dispose those entities in the foreseeable future. The deferred tax liabilities from outside basis difference amounting to (Won)114 million on investment in subsidiary was also not recognized since Gravity is able to control the timing of the reversal and it is probable that the difference will not reverse in the foreseeable future.

As of December 31, 2011, Gravity Entertainment Corp., the Company’s 100% owned subsidiary in Japan, had temporary differences of (Won)110 million and available loss carryforwards of (Won)1,232 million which expire from 2012 to 2018. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences and loss carryforwards, and recognized a valuation allowance of (Won)628 million on the full amount of the temporary differences and available loss carryforwards at an effective rate expected to be incurred in Japan.

As of December 31, 2011, Gravity RUS Co., Ltd. and Gravity CIS Co., Ltd., the Company’s 100% owned subsidiaries in Russia, had available loss carryforwards of (Won)2,098 million which expire from 2015 to 2021. Based on these subsidiaries’ historical and projected net and taxable income, the Company determined that it would not be able to realize these loss carryforwards, and recognized a valuation allowance of (Won)420 million on the full amount of the available loss carryforwards at an effective rate expected to be incurred in Russia.

As of December 31, 2011, Gravity Interactive, Inc., the Company’s 100% owned subsidiary in US, had available loss carryforwards of (Won)6,409 million for federal tax and (Won)6,867 million for state tax, respectively, which expire from 2027 to 2031. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these loss carryforwards, and recognized a valuation allowance of (Won)2,554 million on the full amount of the available loss carryforwards at an effective rate expected to be incurred in U.S.

Statutory tax rate applicable to the Company is 24.2% for the years ended December 31, 2009, 2010 and 2011. In accordance with the revised Corporate Income Tax Law, statutory tax rate applicable to the Company is 24.2% until 2011 and 22% thereafter. Deferred taxes are measured using the enacted tax rate expected to apply, which is 22% for the Company.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of income tax expense (benefit) at the Korean statutory income tax rate to actual income tax expense (benefit) is as follows:

	2009		2010		2011
	(In millions of Korean Won)
Tax expense at Korean statutory tax rate (2009, 2010, 2011: 24.2%)	(Won)	3,137	(Won)	1,999	(Won)	1,219
Income tax exemption		—		(67)		(5)
Foreign tax credit		(427)		(414)		(393)
Tax credit carryforwards for research and human resource development		365		(585)		(356)
Foreign tax differential		(254)		(234)		39
Income not assessable for tax purpose		(2)		—		—
Expense not deductible for tax purpose		135		233		672
Change in statutory tax rate		(261)		(14)		—
Change in valuation allowances		454		(1,551)		(14,112)
Loss of control in a subsidiary		—		—		1,364
Effect of change in foreign currency exchange rate		199		124		(52)
Expiration of unused foreign tax credit and unused net operating loss carryforwards		1,240		4,430		3,635
Income tax penalties		—		133		—
Others		(42)		154		27

Total income tax expense(benefit)	(Won)	4,544	(Won)	4,207	(Won)	(7,962)

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

In 2011, Gravity was subject to a tax examination by the National Tax Service of Korea for fiscal years 2006 through 2009. As a result of the tax examination, the Company recognized (Won)133 million of income tax expense for penalties and (Won)608 million of withholding taxes for transfer pricing adjustments that arose from the difference between the actual transaction price and the estimated arm’s length price. The (Won)133 million of penalties was recorded as a component of the income tax provision, and the (Won)608 million of withholding taxes due was recorded as a component of selling, general and administrative expenses for the year ended December 31, 2010. The National Tax Service of Korea is a Korean government agency responsible for tax collection and tax law enforcement.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allowances for deferred income tax assets for the three years ended December 31, 2009, 2010 and 2011 are as follows:

	Balance at Beginning of Year		Decrease		Increase		Balance at End of Year
	(In millions of Korean Won)
2009
Valuation allowance	(Won)	29,740	(Won)	—	(Won)	454	(Won)	30,194
2010
Valuation allowance		30,194		1,551		—		28,643
2011
Valuation allowance		28,643		14,112		—		14,531

18. Operations by Geographic Area

Geographic information for the years ended December 31, 2009, 2010 and 2011 is based on the location of the distribution entity. Revenues by geographic region are as follows:

	2009		2010		2011
	(In millions of Korean Won)
Korea	(Won)	11,544	(Won)	9,737	(Won)	10,458
Japan		31,991		29,186		29,513
Taiwan and Hong Kong		1,887		2,926		3,590
United States		5,800		4,759		5,879
Russia		1,298		647		487
Brazil		1,096		1,114		1,189
Thailand		1,150		936		1,245
Europe		1,054		1,084		2,058
Other		1,583		1,973		3,058

	(Won)	57,403	(Won)	52,362	(Won)	57,477

Approximately 82% and 18% of the Company’s property, plant and equipment are located in Korea and the United States, respectively as of December 31, 2011.

19. Related Party Transactions

During the years ended December 31, 2009, 2010 and 2011, there were related party transactions with a shareholder and an equity investee as follows:

	2009		2010		2011
	(In millions of Korean Won)
Sales to related parties	(Won)	31,987	(Won)	29,065	(Won)	29,110
Purchases from related parties		670		4,182		2,139
Amounts due from related parties		2,473		3,149		3,573
Amounts due to related parties		6,608		7,412		6,373

On April 1, 2008, GungHo Online Entertainment, Inc. became a majority shareholder by acquiring 52.39% of the voting shares from Heartis, Inc., the former majority shareholder, and acquired additional 6.92% voting shares on June 23 and June 24, 2008. The transactions with GungHo and the related balances during 2009, 2010 and 2011 were included in related party transactions above.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20. Variable Interest Entity

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

In November 2009, the Company entered into an agreement with Naru Entertainment (“Naru”) to acquire publishing right of the game in development by Naru, which was considered a VIE of which the Company was not the primary beneficiary, and which was not consolidated as of December 31, 2009 and 2010.

In 2010, the Company and Naru entered into a loan agreement and terminated the publishing agreement from 2009. Under this arrangement, the Company provided loans to Naru in the amount of (Won)1,300 million and recorded it as short-term loans receivable.

In 2009, the Company entered into an agreement with Naru Entertainment Corp. (“Naru”) to acquire publishing right of the game in process of being developed by Naru in Korea for (Won)1,500 million has accounted for the prepayment of (Won)400 million as other current assets. Per the agreement, the Company retains right to claim refund on the amounts paid if the development game is delayed or failed, and the Company also has the option to acquire new shares of Naru after the commercial launch of the game.

In 2010, the Company and Naru entered into a (Won)1,300 million loan agreement and terminated the publishing agreement. In 2011, the Company amended the loan agreement with Naru so that (Won)300 million of the loan should be paid by Naru in 2012 from a funding provided by the third party, and the rest of the loan, amounting to (Won)1,000 million, and its accrued interest at 8% annually will be paid by revenue sharing payments in the future. The Company provided bad debt reserve of (Won)1,000 million.

Further, in 2011, the Company amended the loan agreement with Naru so that (Won)300 million of the loan should be paid by Naru in 2012 from the funding provided by a third party, and the rest of the loan, amounting to (Won)1,000 million, and its accrued interest at 8% annually will be paid by revenue sharing payments in the future.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

With the termination of the publishing agreement and the funding from a third party, Gravity’s involvement over Naru was significantly diminished. As such, the Company has concluded that none of its unconsolidated investments fall within the scope of ASC 810.

As of December 31, 2011, short-term and long-term loans receivable due from Naru were (Won)300 million and (Won)1,000 million, respectively. The Company provided bad debt reserve of (Won)1,000 million.

Based on 2011 unaudited financial statement of Naru, the total assets and liabilities of Naru at December 31, 2011 were are (Won)2,648 million and (Won)3,155 million, respectively.

As of January 1, 2010 and subsequently, the Company has evaluated if any of its unconsolidated investments fall within the scope of the amended ASC 810. The Company has concluded that none of its unconsolidated investments fall within the scope of ASC 810.

21. Comprehensive Income

Comprehensive income for the years ended December 31, 2009, 2010 and 2011 are as follows:

	2009		2010		2011
	(In millions of Korean Won)
Net income	(Won)	6,994	(Won)	3,710	(Won)	12,757
Other comprehensive income
Effect of foreign currency translation adjustments, net of tax		(140)		290		(510)

Comprehensive income	(Won)	6,854	(Won)	4,000	(Won)	12,247

Controlling interest	(Won)	6,777	(Won)	4,020	(Won)	14,418
Non controlling interest	(Won)	77	(Won)	(20)	(Won)	(2,171)

22. Supplemental Cash Flow Information and Non-Cash Activities

	2009		2010		2011
	(In millions of Korean Won)
Supplemental cash flow information
Cash paid during the year for income taxes	(Won)	4,439	(Won)	3,752	(Won)	3,832
Interest paid		41		32		58
Supplemental non-cash activities
Reclassification of long-term deferred revenue to deferred revenue	(Won)	1,643	(Won)	1,749	(Won)	3,978
Offset of long-term deferred revenue and accounts payable		876		1,161		—
Reclassification of prepayment to intangible assets		86		92		1,392