Form 20-F/A
period 2011-12-31
GRAVITY Co., Ltd.
filed 2012-05-25
CIK 1313310

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑    International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☑

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2011, which was originally filed with the Securities and Exchange Commission on April 27, 2012, for the sole purpose of furnishing the Interactive Data File as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

Other than as expressly set forth above, no other changes have been made to our annual report on Form 20-F. This Amendment No. 1 does not reflect events that have occurred after the original filing of our annual report on Form 20-F on April 27, 2012 or modify or update, or purport to modify or update, the disclosures presented therein.

ITEM 19. EXHIBITS

Exhibit No.	Description

101.INS——	XBRL Instance Document

101.SCH——	XBRL Taxonomy Extension Schema Document

101.CAL——	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF——	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB——	XBRL Taxonomy Extension Label Linkbase Document

101.PRE——	XBRL Taxonomy Extension Presentation Linkbase Document

——

XBRL (eXtensible Business Reporting Language) information contained in Exhibit 101 listed above is furnished to the Securities and Exchange Commission with this Amendment No. 1, is deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F on its behalf.

GRAVITY CO., LTD.

By: /s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: May 25, 2012

3