Form 20-F
period 2012-12-31
GRAVITY Co., Ltd.
filed 2013-04-26
CIK 1313310

As filed with the Securities and Exchange Commission on April 26, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

CERTAIN DEFINED TERMS

Unless the context otherwise requires, references in this annual report on Form 20-F, or annual report to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents one-fourth of a share of our common stock;

•	“China” or the “PRC” are to the People’s Republic of China (excluding, for the purposes of this annual report on Form 20-F, Taiwan, Hong Kong and Macau, unless specifically indicated otherwise);

•	“Chinese Yuan” are to the currency of China;

•

“EUR” or “Euro” are to the currency of the Eurozone consisting of Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Malta, the Netherlands, Portugal, Slovakia, Slovenia and Spain;

•	“Gravity,” “the Company,” “we,” “us,” “our,” or “our company” are to Gravity Co., Ltd. and except as otherwise indicated or required by context, our subsidiaries;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the PRC;

•	“Japanese Yen” or “JPY” are to the currency of Japan;

•	“Korea” are to the Republic of Korea;

•	“Macau” are to the Macau Special Administrative Region of the PRC;

•	“NT dollar” or “NT$” are to the currency of Taiwan;

•	“Taiwan” or the “ROC” are to Taiwan, the Republic of China;

•	“Thai Baht” are to the currency of the Kingdom of Thailand;

•	“US$,” “U.S. dollar,” or “Dollar” are to the currency of the United States of America; and

•	“Won,” “Korean Won,” or “￦,” are to the currency of Korea.

For your convenience, and unless otherwise stated, this annual report contains translations of certain Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 31, 2012, which was Won 1,063.24 to US$1.00. No assurance is given that any Won or Dollar amounts could have been or could be converted into Dollars or Won as the case may be at such rate, or any other rate, or at all.

Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS

This annual report for the year ended December 31, 2012 contains “forward-looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. The forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry, and are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “predict,” “project,” “continue” and variations of these words, similar expressions, or that certain events, actions or results “will,” “may,” “might,” “should,” “would” or “could” occur, be taken or be achieved.

Forward-looking statements include, but are not limited to, the following:

•	future prices of and demand for our products;

•	future earnings and cash flow;

•	estimated development and commercial launch schedule of our games in development;

•	our ability to attract new customers and retain existing customers;

•	the expected growth of the Korean and worldwide online gaming industry;

•	the effect that economic, political or social conditions in Korea have on the revenue generated from our online game products and our results of operations;

•	the effect that any global financial crisis or global economic recession will or may have on our business prospects, financial condition and results of operations; and

•	our future business development and prospects, results of operations and financial condition.

We caution you not to place undue reliance on any forward-looking statement, each of which involves risks and uncertainties. Although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions could be incorrect. All forward-looking statements are based on our management’s current expectation, assumptions, estimates and projections of future events and are subject to a number of factors that could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; changes in customer preference and popular culture and trends, including the online gaming culture; political changes; global economic events including, but not limited to, a significant downturn in the global economic and financial markets and a tightening of the global credit markets; changes in business and economic conditions; fluctuations in foreign exchange rates; fluctuations in the prices of our products; decreasing consumer confidence and slowing of economic growth generally; and other risks and uncertainties that are more fully described under the heading “Risk Factors” in this annual report, and elsewhere in this annual report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

ITEM 3.A.	SELECTED FINANCIAL DATA

You should read the selected financial data below in conjunction with our audited consolidated financial statements as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012, and the related notes included elsewhere in this annual report. The selected financial data as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 are derived from our audited consolidated financial statements and the related notes thereto included elsewhere in this annual report. Our historical results do not necessarily indicate results expected for any future periods. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

	As of and for the Years Ended December 31,
	2008		2009		2010		2011		2012		2012(1)
											(Unaudited)
	(In millions of Won and thousands of US$, except share and per share data,
	operating data and percentage)
Statements of operations
Revenues:
Online games — subscription revenue	￦	12,576	￦	12,674	￦	9,908	￦	11,556	￦	10,150	US$	9,546
Online games — royalties and license fees		30,110		34,037		32,132		35,552		32,325		30,402
Mobile games		6,882		7,882		9,188		9,293		11,424		10,744
Character merchandising, animation and other revenue		3,602		2,810		1,134		1,076		3,882		3,651

Total revenues		53,170		57,403		52,362		57,477		57,781		54,343
Cost of revenues		27,772		21,170		20,873		24,243		34,906		32,830

Gross profit		25,398		36,233		31,489		33,234		22,875		21,513
Operating expenses:
Selling, general and administrative		23,489		21,651		20,422		22,759		20,310		19,102
Research and development		2,145		1,799		4,652		4,136		7,018		6,601
Impairment losses on intangible assets		—		280		475		3,697		14,569		13,702
Gain on disposal of equity method investments		—		—		—		—		(528)		(497)
Gain on loss of control in a subsidiary		—		—		—		(548)		—		—
Settlement cost of litigation		—		1,649		—		29		—		—

Operating income (loss)		(236)		10,854		5,940		3,161		(18,494)		(17,395)
Other income, net		6,030		2,108		2,322		1,876		871		819

Income (loss) before income tax expenses (benefit) and equity loss on investments		5,794		12,962		8,262		5,037		(17,623)		(16,576)
Income tax expenses (benefit)		3,379		4,544		4,207		(7,962)		2,584		2,430

Income (loss) before equity loss on investments		2,415		8,418		4,055		12,999		(20,207)		(19,006)
Equity loss on investments, net		(5,119)		(1,424)		(345)		(242)		(333)		(312)
Net income (loss)		(2,704)		6,994		3,710		12,757		(20,540)		(19,318)

	As of and for the Years Ended December 31,
	2008		2009		2010		2011		2012		2012(1)
											(Unaudited)
	(In millions of Won and thousands of US$, except share and per share data,
	operating data and percentage)
Net income (loss) attributable to:
Non-controlling interest		69		77		(20)		(2,171)		(8,316)		(7,821)

Parent company	￦	(2,773)	￦	6,917	￦	3,730	￦	14,928	￦	(12,224)	US$	(11,497)

Earnings (loss) per share:
Basic and diluted per share	￦	(399)	￦	995	￦	537	￦	2,148	￦	(1,759)	US$	(1.65)
Basic and diluted per ADS(2)		(100)		249		134		537		(440)		(0.41)
Weighted average number of shares outstanding (basic and diluted)		6,948,900		6,948,900		6,948,900		6,948,900		6,948,900		6,948,900
Other comprehensive income (loss)
Foreign currency translation adjustment		3,647		(140)		290		(510)		(41)		(39)
Comprehensive income (loss)		943		6,854		4,000		12,247		(20,581)		(19,357)

Comprehensive income (loss) attributable to:
Non-controlling interest		69		77		(20)		(2,171)		(8,316)		(7,821)

Parent company	￦	874	￦	6,777	￦	4,020	￦	14,418	￦	(12,265)	US$	(11,536)

Balance sheet data:
Cash and cash equivalents	￦	53,168	￦	51,333	￦	44,122	￦	42,430	￦	36,455	US$	34,287
Total current assets		72,550		82,899		76,343		71,833		67,929		63,889
Property and equipment, net		5,226		2,837		2,672		2,731		3,524		3,314
Total assets		95,935		102,438		125,490		132,878		110,555		103,979
Total current liabilities		8,397		8,248		14,065		12,062		10,375		9,758
Total liabilities		19,327		18,828		27,078		22,219		20,477		19,259
Total parent company shareholders’ equity		76,471		83,396		87,416		101,834		89,569		84,242
Non-controlling interest		137		214		10,996		8,825		509		478
Total equity		76,608		83,610		98,412		110,659		90,078		84,720
Selected operating data and financial ratios (unaudited):
Gross profit margin(3)		47.8%		63.1%		60.1%		57.8%		39.6%		39.6%
Operating profit margin(4)		(0.4)%		18.9%		11.3%		5.5%		(32.0)%		(32.0)%
Net profit margin(5)		(5.2)%		12.0%		7.1%		26.0%		(21.2)%		(21.2)%

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,063.24 to US$1.00, the noon buying rate in effect on December 31, 2012 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)	Each ADS represents one-fourth of a share of common stock.

(3)	Gross profit margin for each period is calculated by dividing gross profit by total net revenues for each period.

(4)	Operating profit margin for each period is calculated by dividing operating income (loss) by total net revenues for each period.

(5)	Net profit margin for each period is calculated by dividing net income (loss) attributable to parent company by total net revenues for each period.

Exchange Rate Information

The following table sets forth information concerning the noon buying rate as certified by the Federal Reserve Bank of New York for customs purposes for the years 2008 through 2012 and for each month during the previous six months through April 19, 2013 expressed in Won per U.S. dollar.

Period	At End of Period	Average Rate(1)	High	Low
2008	1,262.0	1,105.8	1,507.9	935.2
2009	1,163.7	1,270.0	1,570.1	1,149.0
2010	1,130.6	1,158.7	1,253.2	1,104.0
2011	1,158.5	1,105.2	1,197.5	1,049.2
2012	1,063.2	1,119.6	1,185.0	1,063.2
October	1,090.2	1,105.4	1,114.6	1,090.2
November	1,081.8	1,087.0	1,091.8	1,081.8
December	1,063.2	1,075.2	1,083.7	1,063.2
2013
January	1,087.5	1,066.5	1,091.2	1,056.0
February	1,083.9	1,087.3	1,095.7	1,078.2
March	1,112.5	1,102.9	1,119.2	1,083.9
April (through April 19, 2013)	1,119.0	1,125.0	1,140.3	1,114.0

Note:

(1)	The average rates for the annual periods were calculated based on the average noon buying rate on the last business day of each month during the period. The average rates for the monthly periods (or portion thereof) were calculated based on the average noon buying rate of each business day of the month (or portion thereof).

ITEM 3.B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

ITEM 3.C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

ITEM 3.D.	RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We currently depend on one online game product, Ragnarok Online, for a significant portion of our revenues.

A significant portion of our revenues has been and is currently derived from a single online game product, Ragnarok Online, which was commercially introduced in August 2002 and is currently commercially offered in 60 countries and markets. We derived Won 32,308 million (US$30,386 thousand) in revenues from Ragnarok Online in 2012 and Won 37,963 million in revenues from Ragnarok Online in 2011, representing approximately 55.9% and 66.0% of our total revenues in 2012 and 2011, respectively.

Ragnarok Online has been in the market for eleven years and has reached maturity in most of our principal markets. The life cycle of an online game generally lasts from four to seven years and reaches its peak popularity within the first two years of its introduction after which usage gradually stabilizes and begins to decrease over time. The number of users of Ragnarok Online worldwide reached its peak in the first quarter of 2005 and has continued to decline since such time. Our failure to maintain, improve, update or enhance Ragnarok Online in a timely manner or successfully introduce it in attractive new markets is likely to lead to a continual decline in Ragnarok Online’s user base and subscription revenues and royalties. This will likely lead to a decline in our overall revenues, which would materially and adversely affect our business, financial condition and results of operations.

If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected.

In order to grow our revenues and net income, we must develop, acquire, license, launch, market or operate commercially successful online games in addition to Ragnarok Online in order to retain our existing users and attract new users. In addition to Ragnarok Online, we currently offer seven other massively multiplayer online role playing games, or MMORPGs, Ragnarok Online II, Requiem, Emil Chronicle Online, Dragonica, which is also known as Dragon Saga in the United States, Canada, Korea, Singapore and Malaysia, R.O.S.E. Online, Finding Neverland Online and Maestia. We also offer a casual third person shooter, H.A.V.E. Online, which is also known as Toy Wars in Japan, a simulation role playing game, Ragnarok Online Guild Masters, and an action real-time strategy role playing game, Steal Fighter. We have entered into a license agreement to publish Weapons of the Gods, an MMORPG, in Korea with Shanghai Nineyou Interactive Community and Media Co., Ltd., and its two affiliated Chinese game developers and publishers, Shanghai Nineshine Information Technology Co., Ltd. and HitNorth International Limited. In addition, we have entered into a license agreement with Weaver Interactive Inc. to publish and distribute Requiem Returns W, a Web browser-based MMORPG, worldwide except Korea.

None of our other online games to date has proven to be as commercially successful as Ragnarok Online. We stopped offering Canaan, a Web browser-based casual MMORPG, in June 2012 and Kun Woong Online, a two-dimensional MMORPG, in August 2012 as the games did not gain popularity. In addition, we have experienced significant delays in and cost overruns related to the launch of many of our online games. For example, while Ragnarok Online II was commercially launched in Korea in March 2012, the launch of the game had been significantly delayed in the past on a number of occasions for a variety of reasons, including as a result of technical difficulties and corrective actions taken in response to market feedback during the testing and development phase. We have entered into license and distribution agreements for Ragnarok Online II with six licensees in nine countries, including Thailand, Japan, the Philippines, Singapore, Malaysia, Vietnam, China, Indonesia and Brazil. The total value of these license and distribution agreements for Ragnarok Online II in the nine countries is US$43,390 thousand as of December 31, 2012. In addition, we have entered into a license and distribution agreement for Ragnarok Online II with Gravity Interactive, our wholly-owned subsidiary, under which we granted Gravity Interactive the right to distribute the game in the United States, Canada, France, Belgium, the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark, Spain, Austria, Bulgaria, Cyprus, Czech Republic, Germany, Greece, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Switzerland and Turkey. The failure or delay of Ragnarok Online II in gaining popularity or market acceptance could result in financial losses, including termination or amendments of license agreements, which could damage our reputation and have a material adverse effect on our business, prospects, financial condition and results of operations.

No assurance can be given that our new products will gain market acceptance and popularity and be profitable for us. The success of our new products will be subject to many factors, including the quality, uniqueness and playability of the games and the launch by our competitors of other games that may gain more market acceptance than our products.

As we introduce new games, we face the risk that a significant number of users of our existing games may migrate to our new games without any net gains in the overall user base or overall improvement to our total revenues.

We expect that as we introduce new games, a certain number of our existing users will migrate from our existing games to the new games. If the net gain in new users is significantly lower than our expectations, then our revenue growth and profitability is likely to be materially and adversely affected.

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

In markets other than Korea, the United States, Canada and certain other countries in which we or our subsidiaries directly publish our games, we license our games to overseas operators or distributors for license fees and royalty payments based on a percentage of revenues generated from our games in such markets. Overseas license fees and royalty payments represented 54.3% of our total revenues in 2012 and 59.9% of our total revenues in 2011. In particular, we are heavily dependent on one licensee for a significant portion of our revenues. In 2012, 51.0% of our total revenues was derived from GungHo Online Entertainment, Inc., or GungHo, our licensee in Japan, which is also our majority shareholder. Deterioration in our relationships with material licensees or material changes in the terms of our licenses with such licensees will likely have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, as we are heavily dependent on certain licensees, deterioration or any adverse developments in the operations, including changes in senior management, of our overseas licensees may materially and adversely affect our business, financial condition and results of operations.

Further, our overseas licensees generally have the exclusive right to distribute our games in their respective markets for a term of two or three years and may also operate or publish other online games developed or offered by our competitors, while we may not be able to easily terminate the license agreements as the agreements do not specify particular financial or performance criteria that need to be met by our licensees. If our overseas licensees devote greater time and resources to marketing their proprietary games or those of our competitors, we may not be able to terminate our license agreements or enter into a new license agreement with a different licensee and our revenues and net profit would be adversely impacted. Also, a failure to satisfy our obligation to provide technical and other consulting services to the licensees under the license agreements may negatively affect user satisfaction and loyalty and hinder our licensees’ efforts to increase market share, which may lead the licensees to focus their attention on our competitors’ games or request modifications to or terminate our licensing agreements or not renew expired license agreements.

Our overseas licensees are responsible for remitting royalty payments to us based on a percentage of sales from our games after deducting certain expenses. Some licensees may be allowed to deduct certain expenses before calculating royalty payments depending on the terms of the applicable contracts. Failure by our licensees to maintain a stable and efficient billing, recording, distribution and payment collection network in these markets may result in inaccurate recording of sales or insufficient collection of payments from these markets and may materially and adversely affect our financial condition and results of operations. Certain of our licensees in the past have failed to accurately report amounts due to us and have diverted certain payables to one of our former chairmen, in contravention of our license agreements. When the illicit payments were discovered, we audited the database of our licensees in Japan, Taiwan, Thailand, the Philippines and China to assess the amount embezzled by the former chairman. Although we have audit rights, pursuant to our license agreements, to ensure that proper payment amounts are being recorded and remitted, such activities can be disruptive and time consuming and as a result we do not exercise such rights on a regular basis. Although we have taken a number of steps to improve our internal controls and compliance procedures to prevent inaccurate reporting and illicit diversion of payments, we cannot ensure that such incidents will not occur again. Any future occurrence of such incidents may materially and adversely affect our business, financial condition and results of operations.

In addition, disruptions in the political environments in which our licensees operate, including without limitation a deterioration in the relationship between Taiwan and China, may have a negative impact on the business of our licensees and in turn materially and adversely affect our results of operations and financial condition.

Furthermore, our overseas licensees are responsible for complying with local laws, including obtaining and maintaining the requisite government licenses and permits. Failure by our overseas licensees to do so may result in, among others, a suspension of service of our games in such market which may result in user complaints and a decrease in the use of our game which would likely have a material adverse effect on our business, financial condition and results of operations.

GungHo, the publisher of our games in Japan, our largest market in terms of revenues, is our majority shareholder, which gives them control of our board of directors.

Since April 1, 2008, GungHo has been our largest shareholder and beneficially owns, as of the date hereof, 59.3% of our common shares. As a result, GungHo is able to exert significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, including acquisitions, divestitures, strategic relationships and other matters, and may also exert significant control over decisions related to the status of our ADSs being eligible for quotation and trading on the NASDAQ Global Market. In addition, as GungHo is also an online game developer, there may be conflicts of interest. For instance, GungHo may lead our management with strategies and efforts which benefit itself, its affiliates and their respective shareholders to the detriment of our other shareholders. GungHo may also compete directly or indirectly against us for users and customers or increased market share for its games. Furthermore, four of our registered Executive Directors, Mr. Hyun Chul Park, Mr. Yoshinori Kitamura, Mr. Kazuki Morishita and Mr. Kazuya Sakai currently serve as General Manager, Director and Executive General Manager, President and Chief Executive Officer, and Chief Financial Officer, Director and Investor Relations Officer, respectively, of GungHo, and there may be conflicts of interest in the decisions made by our Board of Directors and senior management. See ITEM 7.B. “RELATED PARTY TRANSACTIONS — Relationship with GungHo Online Entertainment, Inc.”

We operate in a highly competitive industry and compete against many large companies.

Increased competition in the online game industry in our markets from existing and potential competitors could make it difficult for us to retain existing users and attract new users, and could reduce the number of hours users spend playing our current or future games or cause us and our licensees to reduce the fees charged to play our current or future games. In some of the countries in which our games are distributed, such as Korea, Japan and Taiwan, growth of the market for online games has continued to slow while competition remains strong. If we are unable to compete effectively in our principal markets, our business, financial condition and results of operations could be materially and adversely affected. Many companies worldwide are dedicated to developing and/or operating online games and compete across various markets and regions. We expect more companies to enter the online game industry and a wider range of online games to be introduced in our current and future markets. Our competitors in the MMORPG industry vary in size from small companies to very large companies with dominant market share such as Nexon Co., Ltd., or Nexon, NCsoft Corporation, or NCsoft, of Korea and Tencent, Inc., or Tencent, of China. We also compete with online casual game and game portal companies such as NHN Corporation, or NHN, and CJ E&M Corporation, or CJ E&M, both from Korea. In addition, we may face strong competition from companies that produce package games, such as Activision Blizzard Inc., or Activision Blizzard, Electronic Arts Inc., or Electronic Arts, Konami Corporation, or Konami, and Sega Corporation, or Sega, some of which have already successfully entered the online gaming market and many of which have announced their intention to expand their game services and offerings over the Internet. For example, World of Warcraft, Activision Blizzard’s online game, was released in 2004 and has been one of the most popular games in the world. Electronic Arts developed and launched FIFA Online 3 in 2012, a sports online game based on its best-selling package sports game franchise FIFA series, and the game is currently serviced in Korea by Nexon. Konami and NHN co-developed Winning Eleven Online, an online sports game based on Konami’s Winning Eleven franchise, and the game is currently serviced in Korea by NHN. Sports Interactive Limited, a subsidiary of Sega, and KT Hitel Co., Ltd., a Korean online game publisher, are co-developing Football Manager Online, the online version of Sega’s Football Manager. Many of our competitors have significantly greater financial, marketing and game development resources than we have. As a result, we may not be able to devote adequate resources to develop, acquire or license new games, undertake extensive marketing campaigns, adopt aggressive pricing policies or adequately compensate our game developers or third-party game developers to the same degree as many of our competitors.

As the online game industry in many of our markets is rapidly evolving, our current or future competitors may more effectively adapt to the changing competitive landscape and market conditions and compete more successfully than us. In particular, online game products are becoming more similar to each other, thus becoming commoditized and undifferentiated. In this environment, larger companies with relative economies of scale have a clear advantage over smaller companies like us, as they are able to develop games in a more cost efficient manner, diversify their risks with a broader category of games and genres and increase their chances of offering widely popular games. In addition, any of our competitors may offer products and services that have significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than ours. In addition, any of our current or future competitors may be acquired by, receive investments from or enter into strategic relationships with larger, better established and better financed companies and therefore may be able to obtain significantly greater financial, marketing and game licensing and development resources than we can. See ITEM 4.B. “BUSINESS OVERVIEW — COMPETITION.”

Our investments in joint ventures or partnerships, or acquisitions of other companies, related to development or service of online games may not be successful.

Since 2004 we have made investments in joint ventures and entered into partnership arrangements with third parties to invest in online games. In many cases, as we do not have significant investment or other control over such entities, the success of such joint ventures and partnership arrangements is heavily dependent on third parties and their investment decisions. In December 2005, we entered into a limited liability partnership agreement to invest an aggregate amount of JPY1,000 million in Online Game Revolution Fund No. 1, a limited liability partnership which purpose was to invest in online games. In 2005, 2006, 2008 and 2009, we made contributions of JPY100 million, JPY150 million, JPY642 million and JPY18 million, respectively, to the partnership. We account for our partnership interest under equity method of accounting and recorded our partnership interest as an equity loss equal to Won 1,026 million, Won 5,119 million, Won 1,424 million, Won 358 million, Won 38 million and Won 51 million in 2007, 2008, 2009, 2010, 2011, and 2012, respectively. On December 31, 2010, the term of the partnership expired and the partnership is currently undergoing liquidation process. In June 2010, we acquired from Terabit Telecom Ltd., a Russia-based online game company, a 25% equity interest in Ingamba LLC, or Ingamba, a joint venture company established in April 2010 for online game service in Russia. We recorded Won 13 million as equity income of Ingamba in 2010 but Won 134 million and Won 25 million as equity loss of Ingamba in 2011 and 2012, respectively. In May 2012, we sold our 25% equity interest in Ingamba to Stylonos Technologies Ltd., the joint venture partner which owned the remaining 75% equity interest in Ingamba after its purchase thereof from Terabit Telecom Ltd. in December 2010. In October 2010, we acquired an aggregate of 50.83% of the total shares of Barunson Interactive Corporation, subsequently named Gravity Games Corporation, or Gravity Games, an online game developer in Korea. For details of impairment loss from Gravity Games, see ITEM 3.D. “RISK FACTORS — RISKS RELATING TO OUR BUSINESS — We could suffer losses due to asset impairment charges.” Gravity EU SASU, our former wholly-owned subsidiary in France, was converted into a joint venture company in which we have a 25% equity interest, Gravity EU SAS, with Media-Participations Paris SA as the joint venture partner, in July 2011. We recorded Won 70 million and Won 257 million as equity loss of Gravity EU SAS in 2011 and 2012, respectively.

If our partners or the joint ventures and partnerships in which we and our partners have invested or companies acquired by us are unable to manage their investments, develop promising online games or market or operate commercially successful online games, such joint ventures and partnerships or companies will be unable to attain their investment objectives, which may materially and adversely affect the value of our investments and commitments and which may have a material adverse effect on our business, financial condition and results of operations.

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

We have been subject to denial of service attacks that have caused portions of our network to be inaccessible for limited periods of time but did not cause material losses or damages. Although we take a number of measures to ensure that our systems are secure and unaffected by security breaches, including ensuring that our servers are hosted at physically secure sites, real-time monitoring against possible intrusion and saving all logs, preventing any unauthorized access to servers, and using firewalls, server virtualization technology, which allows one physical server to be divided into multiple virtual services, each of which functions individually as a complete and independent server, and encryption technology, we cannot ensure that the measures we have implemented will be effective against all hacking efforts.

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

Electronic embezzlement could negatively impact the popularity of our online games and adversely affect our reputation and results of operations.

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

Cheating by users of online games could negatively impact the popularity of our online games and adversely affect our reputation and results of operations.

We have experienced numerous incidents where users were able to modify the published rules of our online games. Although these users did not gain unauthorized access to our systems, they were able to modify the rules of our online games during game play in a manner that allowed them to cheat and disadvantage our other online game users, for example, by utilizing auto-run programs that enabled the games to be continuously and automatically played without user participation, which allowed the users to accumulate in-game points quickly, causing many other players to stop using the game and shortening the game’s lifecycle. Such unauthorized manipulation of our games may negatively impact users’ perception of our games and damage our reputation. Although we have taken a number of steps to deter our users from cheating when playing our online games, including spot checks and monitoring of game play by game masters to check for suspicious activity, we cannot assure you that we or our licensees will be successful in timely taking the corrective steps necessary to prevent users from modifying the terms of our online games.

Unauthorized use of our intellectual property rights by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

Our intellectual property rights such as copyrights, service marks, trademarks and trade secrets are critical to our business. Unauthorized use of the intellectual property rights used in our business, whether owned by us or licensed to us, may materially and adversely affect our business and reputation. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights. Despite certain precautions taken by us, it may be possible for third parties to obtain and use our intellectual property without authorization.

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

We cannot be certain that our online games do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others. For example, in November 2010, Gravity Interactive, Inc., which manages Dragonica game operations under the name Dragon Saga in the United States and Canada, THQ*ICE LLC, the former game distributor of Dragonica in the United States and Canada, and THQ Inc., the former joint venture partner of THQ*ICE LLC, were accused of trademark infringement. The owner of the registered trademark of Dragonica in the United States filed a lawsuit with the United States District Court for the Southern District of Florida seeking damages sustained by the plaintiff, and any profits and gains derived by the defendants through the alleged trademark infringement. The lawsuit was settled in March 2012. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may be required to pay penalties, fines and pay for unauthorized use of such intellectual property and we may need to incur additional license fees or be forced to develop alternative technology or obtain other licenses. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. In addition, certain of our employees were recruited from other online game developers, including current and potential competitors. To the extent these employees have been and are involved in the development of our games that are similar to the games they helped develop at their former employers, we may become subject to claims that we or such employees have improperly used or disclosed trade secrets or other proprietary information. Although we are not aware of any pending or threatened claims of this type, if any such claims were to arise in the future, litigation or other dispute resolution procedures might be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources.

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

According to the 2012 report issued by the Korea Creative Content Agency, an industry, non-profit organization that promotes the export of Korean culture, the growth of the Internet café industry started to stabilize from 2000 even though the total number of personal computers, or PCs, in Internet cafés continues to increase steadily. The number of Internet cafés slightly increased in 2008 and 2009 after a short period of decrease in 2007 due to certain legal developments such as the Enforcement Decree of the Building Act, which placed limitations on the space for Internet cafés, the School Health Act, which prohibited the entry of certain facilities into the school environment clean-up zone, and the Mandatory Registration of Businesses Supplying Games, which was enforced by the government to regulate “speculative” gambling places. There has been a significant decrease in the number of Internet cafés in operation in 2010 and 2011, and the number of Internet cafés, and as a result the total number of PCs at Internet cafés, is expected to gradually decrease in the long term as small-scale Internet cafés lacking price competitiveness close down operations. Furthermore, as a result of a rapid increase in the use of smartphones and other mobile devices, with which people access the Internet in a more convenient manner, the number of Internet cafés is expected to continue to decrease. Internet cafés have traditionally been the largest consumer and served as a medium of the game industry in Korea, and any future reduction in the number of Internet cafés may shrink the size of the overall game market in Korea and adversely affect our ability to target a core group of potential users who prefer playing online games, in particular, MMORPGs, at Internet cafés.

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

In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in Mexico and quickly spread to other parts of the world. In April 2013, a new strain of influenza virus subtype H7N9 was found in several provinces in China which according to news reports has caused a number of deaths, and it is currently uncertain whether the new influenza virus will quickly spread. Outbreak of widespread public health problems such as swine flu, avian influenza, or severe acute respiratory syndrome, or SARS, in China or in other countries may prevent our customers from accessing Internet cafés and may adversely affect our prospects, business and operating results.

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

However, the determination as to whether a company satisfies the foregoing criteria is fact sensitive and subjective. Accordingly, it is possible that our determination could be challenged by the U.S. Securities and Exchange Commission (the “SEC”), particularly if at any time we own “investment securities” (as defined in the ’40 Act) having a value in excess of 40% of our total assets (exclusive of cash items and U.S. government securities). We do not currently own investment securities in excess of this threshold. Nonetheless, if this were to become the case, we could be required to take actions to reduce our ownership of investment securities to comply with this standard, such as shifting a portion of our short-term investment portfolio into low-yielding bank deposits. If necessary, such actions would likely reduce the amount of interest or other income that we could otherwise generate from our investments. In addition, we might need to acquire additional income or loss generating assets that we might not otherwise have acquired or forego opportunities to acquire minority interests in companies that could be important to our business strategy.

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

Our status as a passive foreign investment company (“PFIC”) in 2012 and potentially other years could result in adverse U.S. tax consequences for you.

In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments, and other passive assets after our initial public offering, we may have been a PFIC for U.S. federal income tax purposes since our initial public offering. In particular, due to the deterioration of the trading price of our ADSs, we believe that we were a PFIC in 2008 through 2012, and there is a significant risk that we will continue to be a PFIC in 2013. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you could be subject to adverse U.S. federal income tax consequences. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding our ADSs or common shares if we are considered a PFIC in any taxable year. See ITEM 10.E. “TAXATION — MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS — PFICs.”

If we fail to achieve and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results or do so on a timely basis, our ability to prevent or detect fraud may be reduced and investor confidence and the market price of our ADSs may be adversely affected.

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires us to, among other things, maintain an effective system of internal controls over financial reporting, and requires our management to provide a certification on the effectiveness of our internal controls on an annual basis.

Although we have determined that we do not have a material weakness in our internal control over financial reporting for the year ended December 31, 2012, we may in the future determine that we have a material weakness in our internal controls over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results in a timely manner or prevent errors or fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to loss of investor confidence in the reliability of our consolidated financial statements and could result in investigations or sanctions by the SEC, NASDAQ, or other regulatory authorities or in stockholder litigation. Any of these factors could ultimately harm our business and could adversely impact the market price of our ADSs. See ITEM 15. “CONTROLS AND PROCEDURES.”

Rapid technological developments and changes in market environment may limit our ability to recover game development or licensing costs and adversely affect our financial condition and results of operations due to impairment loss.

The online game industry is subject to rapid technological developments and changes in market environment, which could render our online games under development and commercialized games obsolete or unattractive to users. Any resulting failure to recover capitalized development or licensing costs and the recognition of impairment loss for such costs may materially and adversely affect our financial condition and results of operations. For example, we had Won 475 million impairment loss on intangible assets for capitalized research and development cost of Canaan in 2010. In 2011, we recognized an impairment loss on intangible assets for capitalized research and development cost of Won 799 million for Eternal Destiny. We recorded an impairment loss on intangible assets for capitalized research and development cost of Won 227 million for Finding Neverland Online in 2012.

We could suffer losses due to asset impairment charges.

We held a total of Won 2,363 million in acquired intangible assets and Won 3,863 million in goodwill at December 31, 2012. See Note 10 to our consolidated financial statements included in this annual report. We test goodwill and indefinite-lived intangible assets at least annually for impairment, and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying amount. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by our management. If such an adverse event occurred and had the effect of changing one of the critical assumptions or estimates related to the fair value of our intangible assets or goodwill, an impairment charge could result. For example, during 2009, as a result of an overall decline in the fair value of the business reporting units in our business in Russia, we recorded a goodwill impairment charge of Won 241 million to write off the entire outstanding balance of goodwill in such reporting units. We recorded impairment losses on goodwill of Won 514 million and Won 3,614 million in 2011 and 2012, respectively, primarily due to the overall decline in the fair value of Gravity Games, and recognized impairment losses of Won 2,384 million and Won 2,161 million on intangible assets of Dragonica in 2011 and 2012, respectively, since the carrying amount of Dragonica before recognition of impairment losses exceeded its fair value. During 2012, we decided to discontinue the development of East Road due to the low likelihood that the game will be commercially successful and we recognized an impairment loss of Won 8,503 million on intangible assets of East Road since the carrying amount of the game before such recognition of the impairment loss exceeded its fair value. We also recognized an impairment loss of Won 64 million on intangible assets of Jeweled Planet since the carrying amount of Jeweled Planet before recognition of impairment losses exceeded its fair value. There can be no assurance that future reviews of our goodwill and other intangible assets will not result in impairment charges. Although it does not affect cash flow, an impairment charge does have the effect of decreasing our earnings, assets and shareholders’ equity.

The value of our deferred tax assets could become impaired, which could materially and adversely affect our results of operations.

As of December 31, 2012, we had approximately Won 11,092 million in net deferred tax assets. See Note 15 to our consolidated financial statements included in this annual report. These deferred tax assets include net operating loss carryovers that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. Each year, we determine the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, historical operating results and expectations of future earnings. If we determine in the future that there is not sufficient positive evidence to support the valuation of these assets, due to the risk factors described herein or other factors, we may be required to further adjust the valuation allowance to reduce our deferred tax assets. Such a reduction could result in material non-cash expenses in the period in which the valuation allowance is adjusted and could have a material adverse effect on our results of operations.

RISKS RELATING TO OUR REGULATORY ENVIRONMENT

Our online operations and businesses are subject to regulation in certain of the countries in which our games are distributed, such as Japan, Korea, the United States, China and Taiwan, the changes of which are difficult to predict, and the uncertainties in interpretation and enforcement of rules in such countries may limit the protections available to us.

The regulatory and legal regimes in many of the countries in which our games are distributed have yet to establish a sophisticated set of laws, rules or regulations designed to regulate the online game industry. However, in many of our principal markets, such as Japan, Korea, the United States, China and Taiwan, legislators and regulators have implemented or indicated their intention to implement laws and regulations with respect to issues such as user privacy, defamation, pricing, advertising, taxation, promotions, financial market regulation, consumer protection, content regulation, quality of products and services, and intellectual property ownership and infringement that may directly or indirectly impact our activities. The impact of such laws and regulations on our business and results of operations is difficult to predict as many such laws and regulations are constantly changing. However, as we might unintentionally violate such laws or such laws may be modified and new laws may be enacted in the future, any such developments, or developments stemming from enactment or modification of other laws, could increase the costs of regulatory compliance, force changes in business practices or otherwise have a material adverse effect on our business, financial condition and results of operations. Further, if the cost of regulatory compliance increases for our licensees as a result of regulatory changes, our licensees may seek to reduce royalties and license fees payable to us, which may materially and adversely affect our business, financial condition and results of operations.

Korea

Article 9(4) of the National Health Promotion Act was amended on June 7, 2011, which included changes such as the expansion of the scope of public facilities which are required to be designated as entirely non-smoking areas while, at the same time, permitting the establishment of separate smoking sections in order to protect smokers’ rights. Such public facilities include (i) business places offering games to adolescents, (ii) business places offering ordinary games, (iii) business places offering Internet computer games and (iv) business places offering combined distributed games as defined under the Act on Promotion of the Game Industry, and the amendment will be effective from June 8, 2013 with respect to such business places. The amendment may cause significant changes in the operation of Internet cafés, which currently operate both smoking and non-smoking sections. The number of Internet cafés in Korea is already gradually decreasing and the enactment of the proposed amendment may further reduce the number of Internet cafés operated by small business owners and have a material adverse effect on our business, financial condition and results of operations. See ITEM 3.D. “RISK FACTORS — RISKS RELATING TO OUR BUSINESS — Slow growth or contractions in the Internet café industry in Korea may affect our ability to target a core group of users.” See also ITEM 4.B. “BUSINESS OVERVIEW — LAWS AND REGULATIONS — Korea” for detailed discussion regarding Korean laws that affect our operations.

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

Currently there is no national law specifically regulating the operation of Internet cafés in Taiwan. However, several municipalities and counties of Taiwan, such as Taipei City, New Taipei City, Taoyuan County, Tainan City, Nantou County, Hualien County, Lienchiang County and Kinmen County, have promulgated ordinances imposing restrictions on Internet cafés. In order to have Internet cafés regulated under a national legislation rather than by different municipalities and counties ordinances, the ROC Ministry of Economic Affairs as well as some legislators propose to regulate all Internet cafés located in Taiwan under a national legislation to be enacted. It is unclear, however, whether or when the above proposals will be passed by the Legislative Yuan and what restrictions will be imposed on Internet cafés. If the future laws and regulations have an impact on the Internet cafés, the growth of the Internet cafés industry in Taiwan may be affected and adversely affect our business, financial condition and result of operations. See ITEM 4.B. “BUSINESS OVERVIEW — LAWS AND REGULATIONS — Taiwan” for detailed discussion regarding Taiwanese laws that affect our operations.

United States and Japan

See ITEM 4.B. “BUSINESS OVERVIEW — LAWS AND REGULATIONS” for detailed discussion regarding U.S. and Japanese laws that may materially impact our operations.

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

In addition, the governments in certain markets in which our games are distributed, including without limitation Taiwan, China and Thailand, impose controls on the convertibility of local currency into foreign currencies and, in some cases, the remittance of currency outside their countries. Under current foreign exchange control regulations of certain markets, shortages in the availability of foreign currency may restrict the ability of our overseas licensees to pay license fees and royalties, most of which are paid in U.S. dollars, to us. Restrictions on our ability to receive license fees, royalties and other payments from our licensees would adversely affect our financial condition and liquidity.

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

Our future performance will depend in large part on the economic growth of our principal markets. Our top geographic markets in terms of revenues were Japan, Korea, the United States and Canada, Taiwan and Hong Kong/

Macau, and Europe, representing 52.6%, 25.5%, 8.7%, 3.9% and 1.7%, respectively, of our total revenues in 2012. Accordingly, our business, prospects, financial condition and results of operations are subject to the economic, political, legal and regulatory conditions and developments in these countries and markets. Adverse economic developments in such markets may have an adverse effect on the number of our subscribers and our revenues and have a material adverse effect on our results of operations.

Deterioration in global economic conditions in the recent global downturn and the debt crisis in Europe have weakened the economies of the countries in which our games are distributed. Many countries for the foreseeable future may continue to experience economic slowdowns and recessionary pressures, including difficulty in securing credit in the global financial markets and decreased consumer confidence and discretionary spending. While the recent global economic developments have not yet had a material adverse effect on us, continuing deterioration or delayed recovery in global economic conditions could materially and adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could result in foreign currency exchange losses.

In most of the countries in which our games are distributed, the revenues generated by our overseas subsidiaries or licensees are denominated in local currencies, which include, among others, the U.S. dollar, the Japanese Yen, the Euro, the NT dollar, the Thai Baht and the Chinese Yuan. In 2012, approximately 74.5% of our revenues were denominated in foreign currencies, primarily in the U.S. dollar and the Japanese Yen. As the revenues denominated in local currencies, other than U.S. dollar, Japanese Yen and Euro, are converted into U.S. dollars for remittance of monthly royalty payments to us, any depreciation of the local currencies against the U.S. dollar will result in reduced license fees and monthly royalty payments in U.S. dollar terms and may materially and adversely affect our financial condition and results of operations.

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

As of December 31, 2012, we have not entered into any outstanding foreign currency forward exchange contract. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost-effective manner, or at all.

Increased tensions with North Korea could adversely affect us and the price of our ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions, particularly in light of the recent leadership change, and possible responses from the international community. There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension, which may occur, for example, if North Korea experiences a leadership or economic crisis, or military hostilities occur, could adversely affect our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our ADSs.

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

In some limited circumstances, including the transfer of the whole or any significant part of our business, our acquisition of all or a part of the business of any other company having a material effect on our business, or our merger or consolidation with another company, except a small-scale merger (as prescribed under Korean law) that leaves us as the surviving company, dissenting shareholders have the right to require us to purchase their shares under Korean law. However, if you hold our ADSs, you will not be able to exercise such dissent and appraisal rights unless you have withdrawn the underlying common shares from the depositary facility and become our direct shareholder prior to the record date for the shareholders’ meeting at which the relevant transaction is to be approved.

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

Under Korean tax law, if you are a U.S. investor, you may be subject to Korean withholding taxes on capital gains and dividends in respect of the ADSs unless an exemption or a reduction under the income tax treaty between the United States and Korea is available. Under the Korea-United States tax treaty, capital gains realized by holders that are residents of the United States eligible for treaty benefits will not be subject to Korean taxation upon the disposition of the ADSs. However, under the Korea-United States tax treaty, the following holders are not eligible for such tax treaty benefits: (i) in case the holder is a United States corporation, if by reason of any special measures, the tax imposed on such holder by the United States with respect to such capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and 25% or more of the holder’s capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States; and (ii) in case the holder is an individual, if such holder maintains a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and the holder’s ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or such holder is present in Korea for a period or periods of 183 days or more during the taxable year.

You may have difficulty bringing an original action or enforcing any judgment obtained outside Korea against us and our directors and officers who are not U.S. persons.

We are organized under the laws of Korea, and all of our directors and officers reside outside the United States. While we have a wholly-owned subsidiary in the United States, most of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us court judgments obtained in the United States that are predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States.

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

We were incorporated as a company with limited liability under Korean law on April 4, 2000 under the legal name of Gravity Co., Ltd. Following our initial public offering of 8,000,000 ADSs, each representing one-fourth of one share of our common stock, par value Won 500 per share, on February 8, 2005, our ADSs were listed on the NASDAQ Stock Market’s the NASDAQ Global Market, formerly the NASDAQ National Market, under the symbol “GRVY.” We list below some of the developments relating to our organizational structure.

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

•

In September 2006, we acquired 100% of the voting shares of Gravity CIS, Inc., formerly Mados, Inc., from Cybermedia International, Inc., a former subsidiary of NeoCyon. On November 21, 2007, the name of Gravity CIS, Inc. was changed to Gravity CIS Co., Ltd., or Gravity CIS. In October 2007, we founded Gravity RUS Co., Ltd., or Gravity RUS, a Russia-based subsidiary, and acquired 99.99% of its voting shares. We transferred 100% of the voting shares of Gravity CIS to Gravity RUS in December 2007 to make Gravity CIS a wholly-owned subsidiary of Gravity RUS. In August 2012, we surrendered our equity interest in Gravity RUS in accordance with Russian law, which resulted in Gravity RUS and Gravity CIS ceasing to be our subsidiaries.

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

•

On April 1, 2008, GungHo acquired shares of our common stock, after which it became our largest shareholder, beneficially owning approximately 52.4% of our common shares. GungHo subsequently purchased our ADSs and beneficially owns approximately 59.3% of our common shares as of March 31, 2013.

•

In June 2010, we acquired from Terabit Telecom Ltd., a Russia-based online game company, a 25% equity interest in Ingamba LLC, or Ingamba, a joint venture company established in April 2010 for online game service in Russia, and Terabit Telecom sold its 75% of equity interest in Ingamba to Stylonos Technologies Ltd., a Russia-based online game company, in December 2010. In May 2012, we sold our 25% equity interest in Ingamba to Stylonos Technologies Ltd., which resulted in Ingamba ceasing to be our affiliated company.

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

OVERVIEW

We are a leading developer and publisher of online games in Japan, Taiwan, the Philippines and Thailand based on the number of peak concurrent users, or PCU, as compiled from various statistical data available from public sources in such countries. We are based in Korea and we currently offer eleven online games worldwide and have two online games being developed by third parties for which we have entered into license agreements. Our principal product, Ragnarok Online, is commercially offered in Korea and 59 other countries and markets. Ragnarok Online II is currently commercially offered in Korea, Singapore and Malaysia. Requiem is commercially offered globally. Emil Chronicle Online is commercially offered in Hong Kong, Taiwan and China. R.O.S.E. Online is commercially offered in the United States, Canada, Mexico and 40 other countries. Dragonica is commercially offered in the United States, Canada and 37 other countries and markets. H.A.V.E. Online and Ragnarok Online Guild Masters are commercially offered in Japan. Finding Neverland Online and Steal Fighter are commercially offered in Korea, and Maestia is commercially offered in the United States and Canada. We also offer a number of mobile games and license the merchandizing rights of character-related products based on our online games. We intend to diversify our online game offering by developing online games in-house as well as publishing additional online games developed by third parties. We are also expanding our business by providing our games on multiplatform devices, such as Nintendo DS, Xbox Live Arcade, PlayStation Portable or PSP, and PlayStation Vita or PS Vita.

In Korea, we directly manage all aspects of operations of our games, such as marketing, operation, billing and customer service. Gravity Interactive, our wholly-owned subsidiary in the United States, is responsible for all aspects of Ragnarok Online game operations in the United States, Canada, Australia, New Zealand and India, for all aspects of Requiem game operations globally except for Russia and 14 other countries, for all aspects of R.O.S.E. Online game operations in the United States, Canada, Mexico and 40 European countries, and for all aspects of Dragonica, which is also known as Dragon Saga, and Maestia in the United States and Canada. In the countries where we and Gravity Interactive manage game operations, our game revenues are recorded as subscription revenues.

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

	Year Ended December 31,
	2010			2011			2012			2012(1)
	(In millions of Won and thousands of US$, except percentages)
Online game revenues(2):
Subscriptions:
Korea(3)	￦	3,829	7.3%	￦	4,740	8.2%	￦	5,438	9.4%	US$	5,114
United States/Canada(4)		4,664	8.9		5,832	10.2		4,712	8.2		4,432
Others		1,415	2.7		984	1.7		—	—		—

Subtotal		9,908	18.9		11,556	20.1		10,150	17.6		9,546

Royalties and license fees:
Japan		24,761	47.3		23,854	41.5		23,795	41.2		22,380
Taiwan/Hong Kong/Macau(5)		2,864	5.5		3,561	6.2		2,235	3.9		2,102
Others		4,507	8.6		8,137	14.1		6,295	10.9		5,920

Subtotal		32,132	61.4		35,552	61.8		32,325	56.0		30,402

Mobile game revenues		9,188	17.5		9,293	16.2		11,424	19.8		10,744
Character merchandising and other revenue		1,134	2.2		1,076	1.9		3,882	6.6		3,651

Total net revenue	￦	52,362	100.0%	￦	57,477	100.0%	￦	57,781	100.0%	US$	54,343

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,063.24 to US$1.00, the noon buying rate in effect on December 31, 2012 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)	Online game revenues include revenues from Ragnarok Online, R.O.S.E. Online, Requiem, Emil Chronicle Online, Dragonica, Pororo Game, Canaan, H.A.V.E. Online, Eternal Destiny, Ragnarok Online Guild Masters, Kun Woong Online, Finding Neverland Online, Ragnarok Online II, Maestia, Pucca Racing and our social network games and from online game channeling service through GnJoy, our online game portal site. The revenues from Dragonica in 2010 only include revenues arising after October 21, 2010 when we acquired Barunson Interactive, currently Gravity Games, the developer of Dragonica. Canaan, H.A.V.E. Online, Eternal Destiny, Ragnarok Online Guild Masters, Kun Woong Online, Finding Neverland Online, Ragnarok Online II and Maestia were commercially launched in October 2010, March 2011, August 2011, October 2011, November 2011, January 2012, March 2012 and July 2012, respectively. We launched our online game channeling service in August 2011. We discontinued offering Pucca Racing, Eternal Destiny, Canaan and Kun Woong Online in June 2010, November 2011, June 2012 and August 2012, respectively.

(3)	Requiem game service in Korea was transferred to Gravity Interactive on March 7, 2012. Upon this change, the revenues from Requiem generated in Korea through March 6, 2012 were shown as Online game revenues-Subscriptions-Korea and those generated on or after March 7, 2012 were shown as Online game revenues-Subscriptions-United States/Canada.

(4)	Subscription revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries managed by Gravity Interactive. For Ragnarok Online, the countries serviced by Gravity Interactive include the United States, Canada, Australia, New Zealand and India. For Requiem, the countries serviced by Gravity Interactive include the United States, Canada, the United Kingdom and 38 other European countries, and further include Mexico and 23 other Central and South American countries since June 2011. The license agreement for Requiem with Gravity Interactive was further amended in October 2011 to grant Gravity Interactive the worldwide distribution right of Requiem except for the existing licensed territories in which we have already granted licenses for Requiem game service to other local licensees. See also note (3) and (5) to this table for changes to Requiem game service in Korea, Taiwan, Hong Kong and Macau.

(5)	As our license agreement for Requiem in Taiwan, Hong Kong and Macau with Game Flier International Corporation was terminated on August 31, 2012, these markets are included as markets serviced by Gravity Interactive since September 1, 2012. Upon this change, the revenues from Requiem generated in Taiwan, Hong Kong and Macau through August 31, 2012 were shown as Online game revenues-Royalties and license fees-Taiwan/Hong Kong/Macau and those generated on or after September 1, 2012 were shown as Online game revenues-Subscriptions-United States/Canada.

OUR PRODUCTS

We currently have four product lines: MMORPGs; other online games; mobile games; and game-related products and services, including animation and character-based merchandise. Revenues from our principal product, Ragnarok Online, accounted for 55.9% of our total revenues in 2012, compared with 66.0% of our total revenues in 2011. We are seeking to diversify our revenue sources by offering additional MMORPGs, casual online games, social network games and other products and services, including mobile games.

Massively multiplayer online role playing games (MMORPGs)

MMORPG is a genre of computer role playing games in which a large number of players interact with one another within a virtual game world.

The following table summarizes the MMORPGs that we currently offer and currently in development, and those games licensed from third party developers.

Title	Description	Game Source	Date of Commercial Launch(2)
Ragnarok Online	Action adventure with 175 levels of skill upgrades, which features two-dimensional characters in three-dimensional backgrounds(1)	Developed in-house	Launched in August 2002
Ragnarok Online II	Three-dimensional sequel to Ragnarok Online	Developed in-house	Launched in March 2012
Requiem	Three-dimensional action adventure	Developed in-house	Launched in October 2007
Emil Chronicle Online	Three-dimensional action adventure	Licensed from third party developer, which is now our controlling and majority shareholder	Launched in August 2007
Dragonica (Dragon Saga)(3)	Three-dimensional action adventure	Originally licensed from third party developer and currently owned by us(4)	Launched in February 2009(5)
R.O.S.E. Online	Three-dimensional action adventure with seven independent storylines	Originally licensed from third party developer; currently owned by us(6)	Launched in January 2005
Finding Neverland Online	Three-dimensional casual action adventure	Licensed from third party developer	Launched in January 2012

Title	Description	Game Source	Date of Commercial Launch(2)
Maestia	Three-dimensional action adventure	Licensed from third party developer	Launched in July 2012
Requiem Returns W	Three-dimensional Web-browser-based action adventure	Licensed from third party developer	Not determined

Notes:

(1)	A game with such features is generally referred to in the industry as a 2.5 dimensional game.

(2)	The actual date of commercial launch of games in each country is dependent on a variety of factors, including technical viability and durability, availability of in-house development capability, market conditions, beta testing results and availability of licensing partners in various jurisdictions, among others.

(3)	Dragonica is commercially offered in the United States, Canada, Korea, Singapore and Malaysia under the name Dragon Saga.

(4)	We acquired an aggregate of 50.83% equity interest in Gravity Games, formerly known as Barunson Interactive, which developed Dragonica, on October 21, 2010.

(5)	Dragonica was initially launched in China in February 2009 followed by certain other countries and markets under license agreements between Gravity Games and local publishers before our acquisition of Gravity Games.

(6)	We acquired an aggregate of 88.15% equity interest in TriggerSoft, which developed R.O.S.E. Online, in April and May 2005. TriggerSoft was liquidated in October 2007.

Ragnarok Online

Ragnarok Online is commercially offered in Korea and 59 other countries and markets since its commercial launch in August 2002. Ragnarok Online represented 55.9% of our total revenues or Won 32,308 million (US$30,386 thousand) in 2012, compared with 66.0% of our total revenues or Won 37,963 million in 2011. See ITEM 4.B. “BUSINESS OVERVIEW — OUR MARKETS — Overseas markets.”

The following are revenues generated by Ragnarok Online for the periods indicated:

		Year Ended December 31,
Revenue Type	Country	2010		2011		2012		2012(1)
		(In millions of Won and thousands of US$)
Online game-subscription revenue	Korea	￦	3,412	￦	4,542	￦	2,648	US$	2,491
	United States/Canada(2)		3,003		3,479		2,969		2,792
	Others(3)		944		950		—		—

	Subtotal		7,359		8,971		5,617		5,283

Online game-royalties and license fees	Japan		24,637		22,320		21,514		20,234
	Taiwan/Hong Kong/Macau		2,167		2,769		1,717		1,615
	Thailand		719		865		867		815
	Brazil		1,079		1,162		793		746
	Philippines		689		889		789		742
	Europe(3)		152		201		433		407
	Middle East/Africa		123		209		207		195
	Indonesia		214		208		179		168
	Singapore/Malaysia		40		114		100		94
	Russia/CIS countries(4)		22		89		92		87
	China		373		166		—		—

	Subtotal		30,215		28,992		26,691		25,103

	Total	￦	37,574	￦	37,963	￦	32,308	US$	30,386

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,063.24 to US$1.00, the noon buying rate in effect on December 31, 2012 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)	Includes subscription and other types of game revenues generated in Australia, New Zealand and India managed by Gravity Interactive. Such revenues from other countries constitute a minor portion of the revenues recorded as subscription revenues from the United States and Canada.

(3)	Burda:ic GmbH was responsible for all aspects of Ragnarok Online game operations in Germany, Austria, Switzerland, Italy and Turkey through October 14, 2010 and Gravity EU SASU, our former wholly-owned subsidiary in France, was responsible for all aspects of Ragnarok Online game operations in France and Belgium through June 30, 2011. Our license agreement for Ragnarok Online with Gravity EU SASU was amended in June 2008 to include the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark and Spain as service countries and further amended on October 15, 2010 to include Germany, Austria, Switzerland, Italy and Turkey, where Ragnarok Online game services had previously been offered by Burda:ic, and 13 other European countries. On June 30, 2011, we reduced our ownership interest in Gravity EU SASU (now Gravity EU SAS) to 25% by entering into a joint venture arrangement with Media-Participations Paris SA. Upon these changes, (i) the revenues generated in Germany and four other European countries through October 14, 2010 were shown as Online game-royalties and license fees-Europe, those generated from October 15, 2010 to June 30, 2011 were shown as Online game-subscription revenue-Others and those generated on or after July 1, 2011 were shown as Online game-royalties and license fees-Europe; (ii) the revenues generated in France and Belgium through June 30, 2010 were shown as Online game-subscription revenue-Others and those generated on or after July 1, 2011 were shown as Online game-royalties and license fees-Europe; (iii) the revenues generated in the United Kingdom and 20 other European countries from October 15, 2010, when Ragnarok Online was commercially launched in these countries, to June 30, 2011 were shown as Online game-subscription revenue-Others and those generated on or after July 1, 2011 were shown as Online game-royalties and license fees-Europe.

(4)	Gravity CIS, our former wholly-owned subsidiary in Russia, was responsible for all aspects of Ragnarok Online and Requiem game operations in Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan through June 15, 2010. After we entered into a license agreement with Ingamba on June 16, 2010 to distribute Ragnarok Online, Ragnarok Online has been serviced in the 15 countries by Ingamba. The revenues generated in the 15 countries through June 15, 2010 were shown as Online game-subscription revenue-Others and those generated on or after June 16, 2010 were shown as Online game-royalties and license fees-Russia/CIS countries.

The table below provides for the periods indicated, the peak concurrent users and average concurrent users of Ragnarok Online since the first quarter of 2010, in each of our principal markets for Ragnarok Online.

		1Q 10	2Q 10	3Q 10	4Q 10	1Q 11	2Q 11	3Q 11	4Q 11	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13
Japan	PCU(1)	52,585	48,113	61,322	55,089	43,869	44,155	47,387	48,085	38,984	44,492	40,215	34,854	32,270
	ACU(2)	20,218	18,540	22,639	20,901	17,995	17,907	18,147	17,176	15,079	17,673	15,148	14,366	11,696
Korea	PCU	6,502	4,427	5,001	15,232	16,064	11,026	10,848	37,810	7,628	4,445	3,267	13,712	14,776
	ACU	3,094	2,368	2,232	4,471	6,401	3,623	3,240	3,929	3,282	1,973	1,671	1,902	2,385
USA/Canada	PCU	4,933	5,476	5,307	5,502	4,692	6,635	6,811	9,201	5,180	4,948	5,895	5,384	4,618
	ACU	3,297	4,124	3,638	3,341	3,172	4,188	5,125	4,010	3,569	3,699	4,099	3,492	3,561
Taiwan/ Hong Kong	PCU	29,089	30,542	32,409	120,781	119,473	109,695	88,816	84,587	89,035	85,740	64,990	58,399	55,981
	ACU	22,456	25,086	26,121	71,688	90,693	82,964	71,193	69,550	71,359	64,550	46,060	46,351	37,956

Notes:

(1)	PCU, or peak concurrent users, represents the highest number of users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

(2)	ACU, or average concurrent users, represents the average number of concurrent users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

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

We obtained an exclusive license from Mr. Myoung-Jin Lee to use the storyline and characters from his cartoon titled “Ragnarok” for the development of games including for animation and character merchandising. We paid Mr. Lee an initial license fee of Won 40 million and are required to pay royalties based on a percentage of adjusted revenues (net of value-added taxes and certain other expenses) or net income generated from the use of the Ragnarok brand through January 2033.

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

We believe that the PC configurations required to run Ragnarok Online are lower than or similar to many other competing MMORPGs, which we believe has facilitated our successful entry into and expansion of Ragnarok Online in many of the developed and developing countries in which Ragnarok Online is distributed. Also, we believe the community based features, such as marriages and organization of guilds, builds user loyalty from our users who favor games that provide social interaction in a virtual setting. We believe that our decision to balance three-dimensional graphics and game functions with prevailing technological standards with a combination of two-dimensional characters, which requires lower PC configurations than three-dimensional MMORPG has helped to increase the popularity of Ragnarok Online, in particular in certain jurisdictions which does not have access to the more technological updated PC technology as a result of cost and other limitations. The recommended minimum PC configuration for Ragnarok Online is Pentium III 1.6 GHz, 256 MB RAM and 32 MB graphics card. Ragnarok Online can be accessed through a dial-up modem as well as broadband Internet.

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

We have entered into license and distribution agreements for Ragnarok Online II with six licensees in nine countries, including Thailand, Japan, the Philippines, Singapore, Malaysia, Vietnam, China, Indonesia and Brazil. The total value of these license and distribution agreements for Ragnarok Online II in the nine countries is US$43,390 thousand as of December 31, 2012. In addition, we have entered into a license and distribution agreement for Ragnarok Online II with Gravity Interactive, our wholly-owned subsidiary, under which we granted Gravity Interactive the right to distribute the game in the United States, Canada, France, Belgium, the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark, Spain, Austria, Bulgaria, Cyprus, Czech Republic, Germany, Greece, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Switzerland and Turkey. We commercially launched Ragnarok Online II in Korea in March 2012, and Singapore and Malaysia in January 2013. We conducted beta testing of Ragnarok Online II in the United States, Canada and 28 European countries and markets in April 2013 and currently expect to commercially release the game in these markets in May 2013. Ragnarok Online II represented less than 1% of our total revenues in 2012. See ITEM 3.D. “RISK FACTORS — RISKS RELATING TO OUR BUSINESS — If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected.”

Requiem

Unlike Ragnarok Online and Ragnarok Online II, which do not emphasize violent themes, we designed Requiem to showcase user-to-user combat. Requiem provides players with a variety of combat systems, which allow them to accumulate experience and reward points to be used when they buy special items designed for combats.

Requiem is currently commercially offered globally. Gravity Interactive distributes the game worldwide except for Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan where the game is offered by Ingamba. Requiem was commercially offered in Taiwan, Hong Kong and Macau from May 2010 through August 2012 by Game Flier International Corporation until the license agreement was terminated, and these countries and markets are included as countries and markets serviced by Gravity Interactive since September 2012 through an amendment to the license agreement with Gravity Interactive in October 2011, which allows Gravity Interactive to distribute the game worldwide except for the markets in which we have already granted licenses for servicing Requiem to local licensees. We also launched a Web-browser based version of Requiem on WarpPortal, Gravity Interactive’s game portal site, and Facebook in April 2012 and September 2012, respectively.

Requiem represented 2.1% of our total revenues or Won 1,188 million (US$1,117 thousand) in 2012, compared with 2.9% of our total revenues or Won 1,660 million in 2011.

Emil Chronicle Online

We commercially launched Emil Chronicle Online in Korea, Thailand, Hong Kong, Taiwan, Indonesia, Singapore/Malaysia and China in August 2007, September 2007, June 2008, August 2008, September 2009, October 2009 and October 2011, respectively, and ceased offering commercial service in Singapore and Malaysia in September 2010, in Korea in November 2010, in Thailand in September 2011 and in Indonesia in October 2012. Emil Chronicle Online is the first online game developed by GungHo, the publisher of Ragnarok Online in Japan, which is our controlling and majority shareholder. Emil Chronicle Online is an animation style game based on the chronicles of three races: Emils, Titanians and Dominions, that offers various characters and avatars for players to enjoy.

We entered into a software licensing agreement with GungHo in December 2005 for the right to publish and distribute Emil Chronicle Online worldwide, except for in Japan, which was renewed in August 2012. In February 2009, we entered into a license and distribution agreement with PT. Wave Wahana Wisesa for distribution of Emil Chronicle Online in Indonesia, which was terminated in October 2012. We entered into a license and distribution agreement for Emil Chronicle Online in Taiwan and Hong Kong with GameCyber Technology Ltd. in August 2007, which was renewed in June 2012. We entered into a license and distribution agreement with Access Bright Limited to distribute Emil Chronicle Online in China in June 2010, which was terminated in February 2013. In February 2012, we entered into a license agreement for Emil Chronicle Online with Gravity Interactive to distribute a Web-browser based version of the game worldwide except for Japan through certain designated Web sites, which was renewed in February 2013. The amount of revenues from Emil Chronicle Online in 2012 and 2011 represented less than 1% of our total revenues in 2012 and 2011, respectively.

Dragonica (Dragon Saga)

Dragonica is a three-dimensional side-scrolling MMORPG, which is offered in the United States, Canada, Korea, Singapore and Malaysia under the name Dragon Saga. Dragonica was developed by Gravity Games, our 50.83%-owned subsidiary. Dragonica is currently commercially offered in China, Taiwan, Hong Kong, Macau, Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Romania, Slovakia, Slovenia, Sweden, Switzerland, Norway, the United Kingdom, Singapore, Malaysia, Indonesia, Vietnam, the United States, Canada, Korea and Brazil. The amount of revenues from Dragonica represented 4.2% of our total revenues or Won 2,413 million (US$2,269 thousand) in 2012 and 8.2% of our total revenues or Won 4,715 million in 2011.

R.O.S.E. Online

R.O.S.E. Online is commercially offered in the Unites States, Canada, Mexico, Switzerland, Norway, Denmark, Ireland, Spain, Sweden, the United Kingdom, Iceland, Finland, France, Germany, Greece, Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Albania, Andorra, Bosnia and Herzegovina, Liechtenstein, Moldova, Monaco, Montenegro, San Marino, Serbia, Vatican City State, Croatia, Former Yugoslav Republic of Macedonia and Turkey since its commercial launch in January 2005. R.O.S.E. Online represented less than 1% of our total revenues in 2012, compared with 1.2% of our total revenues or Won 704 million in 2011.

Canaan

Canaan is a Web browser-based casual MMORPG, which is played on a Web browser and which does not require any client-side software to be installed. In January 2010, we entered into a license agreement with Xpec Entertainment Inc., a Taiwanese game developer, to publish Canaan in Korea. We commercially launched Canaan in Korea in October 2010 and ceased offering the game in June 2012. The amount of revenues from Canaan in 2012 and 2011 represented less than 1% of our total revenues in 2012 and 2011, respectively.

Kun Woong Online

Kun Woong Online is a two-dimensional MMORPG. In January 2011, we entered into a license agreement with Shanghai Jiayou Network Technology Co., Ltd., a Chinese game developer, and SL Media & Games Co., Ltd. a Korean game publisher, to publish Kun Woong Online in Korea. We commercially launched Kun Woong Online in Korea in November 2011 and ceased offering the game in August 2012. Kun Woong Online represented less than 1% of our total revenues in 2012 and 2011, respectively.

Finding Neverland Online

Finding Neverland Online is a three-dimensional casual MMORPG. In February 2011, we entered into a license agreement with X-Legend Entertainment Co., Ltd., a Taiwanese game developer, to publish Finding Neverland Online in Korea. We commercially launched Finding Neverland Online in Korea in January 2012. Finding Neverland Online represented 4.1% of our total revenues or Won 2,344 million (US$2,205 thousand) in 2012.

Maestia

Maestia is a three-dimensional MMORPG. In March 2012, we entered into a license agreement with RoC Works Co., Ltd., a Korean game developer, for us to publish Maestia in the United States and Canada. We launched Maestia in the United States and Canada in July 2012 under a license and distribution agreement entered into with Gravity Interactive in June 2012. Maestia represented less than 1% of our total revenues in 2012.

Requiem Returns W

Requiem Returns W is a three-dimensional Web browser-based MMORPG. In August 2012, we entered into an intellectual property license agreement with Weaver Interactive Inc., a Korean game developer, under which we granted Weaver Interactive Inc. the right to develop a Web-browser-based game based on Requiem. In October 2012, we entered into a license agreement with Weaver Interactive Inc. that granted us the right to publish and distribute Requiem Returns W worldwide, which was amended to exclude Korea from the service territories in January 2013. Requiem Returns W is currently under development by Weaver Interactive Inc.

Other online games

Apart from MMORPGs, we are currently offering commercially a third person shooter game, a tactical role playing game and an action real-time strategy role playing game. A third person shooter is a three-dimensional action game emphasizing the challenge of aiming and shooting in which a player can see his avatar on screen in a third-person view. A tactical role playing game is a game incorporating elements of strategy games and role playing games and it lays emphasis on battle strategy without requiring users to explore the game world unlike traditional role playing games. An action real-time strategy role playing game is a game that combines a role playing game with action-combat elements and emphasizing cooperative team-play.

H.A.V.E. Online (Toy Wars)

H.A.V.E. Online is a casual third person shooter game developed by SK i-media Co., Ltd., currently NQ Games Co., Ltd., an online game developer based in Korea. In April 2010, we entered into a publishing agreement with SK i-media Co., Ltd. to publish H.A.V.E. Online in Korea and Japan. We entered into a license and distribution agreement with GungHo in August 2010 to distribute H.A.V.E. Online in Japan. We commercially launched H.A.V.E. Online in Japan under the name Toy Wars in March 2011 and conducted open beta testing of H.A.V.E. Online in Korea from May 2011 to August 2011. H.A.V.E. Online represented 2.1% of our total revenues or Won 1,209 million (US$1,137 thousand) in 2012 and 1.9% of our total revenues or Won 1,106 million in 2011.

Ragnarok Online Guild Masters

Ragnarok Online Guild Masters is a Web browser-based tactical role playing game based on Ragnarok Online, which is played on a Web browser and which does not require any client-side software to be installed. We entered into an agreement with NeoCyon in March 2011 to develop and distribute Ragnarok Online Guild Masters worldwide. NeoCyon entered into a consignment agreement with GungHo in April 2011 to develop a Japanese version of the game and a license agreement with GungHo in May 2011 to distribute the game in the Japanese market. We commercially launched Ragnarok Online Guild Masters in Japan and Korea in October 2011 and May 2012, respectively, and we ceased offering the game in Korea in March 2013. Ragnarok Online Guild Masters represented 1.4% of our total revenues or Won 789 million (US$742 thousand) in 2012, compared with less than 1% of our total revenues in 2011.

Steal Fighter

Steal Fighter is an action real-time strategy role playing game. We entered into license and distribution agreements with L-Time Games Co., Ltd., the developer of Steal Fighter, to publish the game in Korea in April 2012, and in Taiwan and China, including Hong Kong and Macau, in November 2012. We entered into a license and distribution agreement with Game Flier International Corporation to distribute Steal Fighter in Taiwan in December 2012. We commercially launched Steal Fighter in Korea in February 2013.

Mobile games

As compared to MMORPGs, mobile games, which are played using mobile phones and other mobile devices, have shorter game playtimes and less complex user-game interactions. We believe that mobile games, due to such characteristics, provide less-experienced users with a means to become familiar with both game playing and the game culture without making a substantial commitment in time and resources. As a result, we believe that mobile games allow us to target a broader audience of users, help us to expand the online game culture beyond Internet cafés and users’ homes and act as an effective marketing tool to attract new users to our MMORPGs. We develop and distribute our mobile games through our subsidiary in Korea, NeoCyon, Inc.

We have released Ragnarok Online Mobile Story, Ragnarok Violet and Ragnarok Online — Uprising: Valkyrie, all of which are based on Ragnarok Online, in the smartphone game market. Ragnarok Online Mobile Story, which was originally launched in Japan in March 2010, was released on Android in Japan in March 2011. Ragnarok Violet, which was originally launched in Korea and Japan in March 2008 and August 2010, respectively, was released on iOS in Japan in April 2011, in Korea, the United States, Canada, Australia and New Zealand in August 2011, in Taiwan in February 2012, and in Europe in April 2012, and on Android in Taiwan in November 2012 and in China in April 2013. Ragnarok Online — Uprising: Valkyrie was released in Korea on iOS in May 2012 and on Android in June 2012, in Taiwan on Android in November 2012 and on iOS in February 2013, in China on Android in January 2013, and in the United States, Canada, Australia and New Zealand on Android in March 2013 and on iOS in April 2013. We have also released some other mobile arcade games for iOS and Android as well as feature phones.

The following are revenues generated from our mobile business for the periods indicated:

	Year Ended December 31,
Country	2010		2011		2012			2012(1)
	(In millions of Won and thousands of US$, except percentages)
Korea	￦	5,274	￦	4,550	￦	7,147	62.6%	US$	6,722
Japan		3,913		4,710		3,962	34.7		3,726
Others		1		33		315	2.7		296

Total	￦	9,188	￦	9,293	￦	11,424	100.0%	US$	10,744

Note:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,063.24 to US$1.00, the noon buying rate in effect on December 31, 2012 as certified by the Federal Reserve Bank of New York for customs purposes.

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

The amount of revenues from game character merchandising represented less than 1% of our total revenues in 2012 and 2011, respectively.

Multiplatform and Internet protocol television games

In December 2006, we entered into a licensing agreement with GungHo to develop and distribute Ragnarok DS, a Nintendo DS version of Ragnarok Online. Ragnarok DS was released in Japan, Korea and the United States and Canada in December 2008, June 2009 and February 2010, respectively. We also entered into agreements with GungHo for development and distribution of Ragnarok: The Princess of Light and Darkness, a tactical role playing game for PSP based on Ragnarok Online, in September 2010 and the game was released in Japan in October 2011. In addition, Ragnarok Odyssey, an action game on PS Vita platform, based on Ragnarok Online, which was developed under a co-development agreement entered into with GungHo in December 2010, was released in Japan, Korea, China, the United States and Canada, and Europe in February 2012, August 2012, September 2012, October 2012 and November 2012, respectively. In August 2012, we entered into a co-development agreement with Gung-Ho to develop Ragnarok Odyssey Ace, an expansion pack of Ragnarok Odyssey for the PS Vita platform. In April 2010, we entered into a licensing agreement with GungHo to develop and distribute Double Dragon II, a game for Microsoft’s Xbox Live Arcade, and we released the game worldwide in April 2013.

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

The amount of revenues from multiplatform device and IPTV represented 5.3% of our total revenues or Won 3,080 million (US$2,897 thousand) in 2012 and 1.1% of our total revenues or Won 648 million in 2011.

Animation

Gravity Entertainment, our Japanese subsidiary, entered into an agreement with G&G Entertainment Inc. and three other Japanese media and entertainment companies for the production and distribution of 26 half-hour episode animation series based on the storyline and characters of Ragnarok Online. The series was produced by Gravity Entertainment and broadcast on television in nine countries from 2004 through 2007. The animation series of Ragnarok Online has been sold in DVD and VOD (video on demand) formats in North America since March 2006, and it has also been distributed in Europe. Our revenues from our animation business represented less than 1% of our total revenues in 2012 and 2011, respectively.

OUR MARKETS

Japan, Korea, the United States and Canada, Taiwan and Hong Kong/Macau, and Europe were our biggest geographic markets in 2012 in terms of revenue. Each of these markets is serviced either by us or a distribution company. We directly manage game operations in Korea. Gravity Interactive, our wholly-owned subsidiary, manages game operations in the United States and Canada, and Requiem and R.O.S.E. Online game operations in Europe, among other countries and markets. GungHo Online Entertainment, Inc. is our licensee for Ragnarok Online, H.A.V.E. Online and Ragnarok Online Guild Masters in Japan. Game Flier International Corporation is our licensee for Ragnarok Online and Dragonica in Taiwan, Hong Kong and Macau. GameCyber Technology Ltd. is our licensee for Emil Chronicle Online in Taiwan and Hong Kong. Gravity EU SAS is our licensee for Ragnarok Online and Gala Networks Europe Ltd. is our licensee for Dragonica in Europe.

The following table sets forth a summary of our consolidated statement of operations showing revenues by geographic area for the periods indicated and the percentage represented by such revenues for year ended December 31, 2012.

	Year Ended December 31,
Countries	2010		2011		2012			2012(1)
	(In millions of Won and thousands of US$, except percentages)
Japan	￦	29,186	￦	29,513	￦	30,387	52.6%	US$	28,580
Korea		9,737		10,458		14,762	25.5		13,884
United States/Canada(2)		4,759		5,879		5,023	8.7		4,724
Taiwan/Hong Kong/Macau		2,926		3,590		2,244	3.9		2,111
Europe		1,084		2,058		982	1.7		924
Others		4,670		5,979		4,383	7.6		4,120

Total	￦	52,362	￦	57,477	￦	57,781	100.0%	US$	54,343

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,063.24 to US$1.00, the noon buying rate in effect on December 31, 2012 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)	Revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries managed by Gravity Interactive. Such revenues from other countries constitute a minor portion of the revenues recorded as subscription revenues from the United States and Canada.

Korea

In Korea, we commercially launched and began to charge subscribers for Ragnarok Online in August 2002, Requiem in October 2007, Finding Neverland Online in January 2012, Ragnarok Online II in March 2012, Dragon Saga in May 2012 and Steal Fighter in February 2013. Our game subscribers in Korea consist of individual PC account subscribers and Internet café subscribers. Individual PC account subscribers are individuals who log on to our game servers from places other than Internet cafés, such as from home or work, whereas Internet café subscribers are commercial businesses operating Internet café outlets equipped with multiple PCs that provide broadband Internet access to their customers who typically prefer to play the most up-to-date versions of online games. Most Internet cafés charge their customers PC usage and Internet access fees of Won 962 on average per hour and subscribe to various online games. Over 9,800 and 8,200 Internet cafés offered our games in Korea according to our internal data as of December 31, 2012 and 2011, respectively. In order to offer our games, an Internet café typically purchases minimum game hours from us. Subscription revenues from Internet cafés accounted for 5.2% and 9.7% of our subscription revenues in Korea in 2012 and 2011, respectively.

Overseas markets

Ragnarok Online is commercially offered in the following 59 overseas countries and markets: Japan, Taiwan, Hong Kong, Macau, the United States, Canada, Australia, New Zealand, India, Singapore, Malaysia, Thailand, the Philippines, Indonesia, Brazil, Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine, Uzbekistan, France, Belgium, the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark, Spain, Austria, Bulgaria, Cyprus, Czech Republic, Germany, Greece, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Switzerland, Turkey and China. Ragnarok Online is distributed through local game operators and distributors, except for the United States, Canada, Australia, New Zealand and India, in which Gravity Interactive directly publishes Ragnarok Online.

The following table lists the overseas countries and markets in which Ragnarok Online is commercially offered through our licensees, the names of the licensees, the dates of the license agreements, and the commercial launch date and expiry date of the license agreements.

Country	Licensee	Date of License Agreement	Date of Commercial Launch	Date of Expiry
Japan	GungHo Online Entertainment, Inc.	July 2002	December 2002	September 2015
Taiwan/Hong Kong/Macau	Game Flier International Corporation(1)	May 2002	October 2002	October 2013
Thailand	AsiaSoft Corporation Public Co., Ltd.	June 2002	March 2003	March 2015
Singapore/Malaysia	Game Flier (Malaysia) Sdn. Bhd.(2)	May 2003	April 2004	October 2013
Philippines	Level Up! Inc.	March 2003	September 2003	December 2014
Indonesia	PT. Lyto Datarindo Fortuna	April 2004	November 2003	February 2015
Brazil	Level Up! Interactive S.A.	August 2004	February 2005	March 2014
Russia and CIS countries(3)	Ingamba LLC	June 2010	March 2007	June 2013
Europe(4)	Gravity EU SAS(5)	June 2011	April 2004(6)	June 2014
China	Beijing Kunlun Online Network Tech Co., Ltd.	March 2012	February 2013	February 2016

Notes:

(1)	Game Flier International Corporation is a subsidiary of Soft-World International Corporation.

(2)	Game Flier (Malaysia) Sdn. Bhd. is a wholly-owned subsidiary of Game Flier International Corporation.

(3)	Represents MMORPG operations in Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan. A single operator services such 15 countries under one license agreement.

(4)	Represents MMORPG operations in France, Belgium, the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark, Spain, Austria, Bulgaria, Cyprus, Czech Republic, Germany, Greece, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Switzerland and Turkey.

(5)	We own a 25% equity interest in Gravity EU SAS, a joint venture company for online game service in Europe.

(6)	Ragnarok Online was initially launched in Germany, Austria, Switzerland, Italy and Turkey with a different licensee in April 2004.

Ragnarok Online II is currently commercially offered in Singapore and Malaysia. Requiem is currently commercially offered worldwide. Emil Chronicle Online is currently commercially offered in Hong Kong, Taiwan and China. Dragonica is currently commercially offered in the United States, Canada, and 36 other countries and markets. R.O.S.E. Online is currently commercially offered in the United States, Canada, Mexico and 40 other countries. H.A.V.E. Online and Ragnarok Online Guild Masters are currently commercially offered in Japan. Maestia is currently commercially offered in the United States and Canada. See ITEM 4.B. “BUSINESS OVERVIEW — OUR PRODUCTS.”

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

In December 2006, we started to apply a micro-transaction system (or sale of virtual in-game items model) as an additional business model, by providing virtual item shops in the games where players can purchase a wide array of items to customize, personalize and enhance their characters and game playing experiences. The micro-transaction model has been introduced in all the countries and markets where Ragnarok Online is serviced except China. In addition, since January 2007, we have opened free-to-play servers, which only apply the micro-transaction model, in all the countries and markets where Ragnarok Online is serviced except Japan and China to encourage the players to download and play Ragnarok Online without paying subscription fees or buying playing time and to purchase in-game items pursuant to our micro-transaction model. In Russia and CIS countries, Korea, the United States, Canada, Australia, New Zealand, India, France, Belgium, the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark, Spain, Austria, Bulgaria, Cyprus, Czech Republic, Germany, Greece, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Switzerland and Turkey, we offer Ragnarok Online services with the micro-transaction model only. The amount of revenue generated from micro-transactions as a percentage of revenue varies by country and market. For example, in 2012, the approximate percentage of revenue derived from micro-transactions accounted for 22.9% of total royalty revenues for Japan, and 90.7% of total royalty revenues for Taiwan, Hong Kong and Macau.

Since September 2007, we have been offering premium services as an additional revenue model, where players are offered certain additional features such as the faster accumulation of experience points or higher rates of item drops for additional fees during a specified period of time, in Russia and CIS countries, Indonesia, France and 27 other European countries and markets, the Philippines, the United States, Canada, Australia, New Zealand, India, Brazil and Thailand. The pricing for Ragnarok Online in Korea and in Japan, the United States and Canada, Taiwan, and Hong Kong and Macau, our principal overseas markets, are set forth below.

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

Subscription-based fee model

The subscription-based fee model is currently applied only to Internet cafés and not individual PC users in Korea. The following table sets forth our published pricing plans for Internet cafés in Korea for Ragnarok Online access as of December 31, 2012.

Hours(1)	Flat Fee per PC
300 hours	￦	69,300
600 hours		138,600
1,000 hours		231,000
2,000 hours		462,000

Note:

(1)	Actual hours may vary depending on additional bonus hours we offer in proportion to hours purchased by the subscriber.

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

Micro-transaction model

We have applied a micro-transaction model in Japan since December 2006. Game users buy GungHo Shop Points which enable them to buy game items or directly buy game items from the mobile item shop. The range of the game items is between JPY50 and JPY1,500. The following table sets forth our licensee’s published basic pricing for GungHo Shop Points in Japan as of December 31, 2012.

Points	Retail Price(1)
10,000 points	JPY 1,000
21,000 points	2,000
32,500 points	3,000
55,000 points	5,000
112,000 points	10,000

Note:

(1)	For convenience only, on December 31, 2012, the noon buying rate of Japanese Yen to U.S. dollars as certified by the Federal Reserve Bank of New York for customs purposes was JPY86.64 to US$1.00.

The United States and Canada

Gravity Interactive, our wholly-owned subsidiary in the United States, determines the pricing plan for Ragnarok Online in the United States and Canada. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as PayPal. Gravity Interactive ceased to apply the subscription-based fee model in April 2011.

Micro-transaction model

We have applied a micro-transaction model in the United States and Canada since June 2007. Game users buy points which enable them to buy game items in the price range between US$0.05 and US$17. The following table sets forth our licensee’s published basic pricing for points of Ragnarok Online in the United States and Canada as of December 31, 2012:

Points	Retail Price
1,100 points	US$	10.00
1,650 points		15.00
2,875 points		25.00
4,600 points		40.00
6,000 points		50.00
9,000 points		75.00
12,000 points		100.00

VIP Service fee model

Although Ragnarok Online is offered based on micro-transaction model in the United States and Canada, the VIP Service fee model, a premium service model, was introduced in April 2011 to provide users with enhanced game play as an option. The following table sets forth Gravity Interactive’s published basic pricing for VIP Service for Ragnarok Online in the United States and Canada as of December 31, 2012:

Days and Points	Retail Price
30 days	US$	7.00
30 days and 1,500 points(1)		15.00
90 days		19.00
180 days		33.50

Note:

(1)	Once a user purchases this package, the user cannot purchase it again before the period of the purchased package ends.

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

The following table sets forth our licensee’s published basic pricing for the My Card in Taiwan as of December 31, 2012:

Points(1) or Days	Retail Price(2)
150 points	NT$	150
350 points or 30 days		350
400 points		400
450 points		450
500 points		500
1,000 points		1,000

The following table sets forth our licensee’s published basic pricing for the My Card in Hong Kong as of December 31, 2012:

Points(1) or Days	Retail Price(3)
50 points	HK$	14
150 points		40
300 points		80
350 points or 30 days		93
400 points		106
450 points		120
1,000 points		265
1,150 points		305
2,000 points		530

Notes:

(1)	Each time a user logs onto Ragnarok Online, 20 points are deducted. After a user’s playtime exceeds 12 hours, an additional 20 points are deducted for every 12 hours of use. Users of NT$350 or HK$93 My Card may choose between 350 points and 30 days.

(2)	For convenience only, on December 31, 2012, the noon buying rate of NT dollars to U.S. dollars as certified by the Federal Reserve Bank of New York for customs purposes was NT$29.05 to US$1.00.

(3)	For convenience only, on December 31, 2012, the noon buying rate of Hong Kong dollars to U.S. dollars as certified by the Federal Reserve Bank of New York for customs purposes was HK$7.7507 to US$1.00.

Micro-transaction model

We have applied a micro-transaction model in Taiwan and Hong Kong since December 2006. Game users buy game items with Ragnarok Points. The price range of each of the game items is between NT$1 and NT$999. Users in Hong Kong and Macau also buy items, the prices of which are based on NT dollars.

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

In-house game development

Our game development department is divided into two categories of development teams: one is dedicated to MMORPGs; and the other is dedicated to mobile games. As of December 31, 2012, we employed a total of 164 game developers. We developed Ragnarok Online, Ragnarok Online II, Requiem, Pucca Racing and some social network games and mobile games in-house. In order to remain competitive, we are focusing our in-house game development efforts on enhancing the game experience and on developing new games, which include MMORPGs incorporating the latest technologies (including software improving the communication and interaction between players) and mobile games, which are popular among younger users and female users.

Publishing

We also seek opportunities to publish games developed by third parties if we determine such games have potential to become a commercial success. Our publishing and licensing processes include the following:

•

Preliminary screening.    Our preliminary screening process for a game usually includes preliminary review and testing of the game and discussions with the game developer on technological and operational aspects;

•

In-depth examination, analysis and commercial negotiation.    Once a game passes the preliminary screening, we thoroughly review and test the game, conduct a cost analysis, develop operational and financial projections and formulate a preliminary game operating plan. We then begin commercial negotiations with the developer;

•

Game rating and regulatory registration and approval.    Once a license agreement to publish and distribute a game is signed, we submit an application to the Game Rating Board to obtain a game rating. This process generally takes approximately 15 days. We also typically register our intellectual property rights in Korea under our license agreements, such as copyright and trademark, with the relevant Korean government agency. Our overseas subsidiaries or licensees follow similar procedures in their respective markets where the games we license are commercially offered; and

•

Testing and marketing.    Once the required registration and approvals are obtained, we conduct closed beta testing and open beta testing of the new game and assist the licensor with the development of the game.

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

In Korea, three independent promotional agents currently promote our online games to Internet cafés pursuant to agency agreements. Under these agreements, each promotional agent is granted non-exclusive promotion rights within a specified geographical area. The agent is generally paid a monthly base commission between 10% and 30% of revenues received from Internet cafés in the allocated area. The commission percentage varies according to the amount of revenues.

We conduct a variety of marketing programs and online and offline events to target potential subscribers accessing the Internet from home. Our main marketing efforts include advertising on Web site portals and in online game magazines, conducting online promotional events, participating in trade shows and entering into promotional alliances with Internet service providers. We spent Won 4,585 million (US$4,312 thousand) on advertising and promotions in 2012, compared with Won 3,121 million in 2011.

We frequently organize in-game events, such as “fortress raids” for our users, which we believe encourages the development of virtual communities among our users and increases user interest in our games. We also host from time to time in-game tournaments in which users can compete against each other either as a team or individually. In addition, we use in-game events to introduce users to new features of our games. We organized 28 in-game events for Ragnarok Online users in 2012, compared with 13 such in-game events in 2011. In November 2012, we hosted in Korea the Ragnarok World Championship, an offline competition event with approximately 104 active participants, comprised of our game users and representatives from 11 teams representing 40 countries and approximately 16 representatives of our 10 licensees. The event was broadcast live on the Web and recorded 300,000 views worldwide. The event included Ragnarok Game Marketing Forum, where we and our licensees shared development plans, marketing strategies and success cases, and numerous programs for users.

In most of our overseas markets, marketing activities are principally conducted by our licensees and typically consist of advertising on Web site game portals and online game magazines and through television commercials, as well as hosting online and offline promotional events. The licensees are responsible for the costs associated with such advertising and promotional activities. For example, GungHo, our licensee in Japan, hosted the GungHo Festival in April 2012, which included the Ragnarok Online Japan Championship, game conference and costume-play stage and other programs for users, and the event was attended by approximately 5,000 visitors. In December 2012, GungHo hosted the Ragnarok Online Tenth Anniversary Festa to celebrate the Japanese service of Ragnarok Online starting in 2002, which was attended by approximately 6,000 visitors and broadcast live on the Web and watched by approximately 90,000 viewers. In addition, the Ragnarok World Championship held in Korea was broadcast live on the Web by GungHo and it recorded 125,000 views, supported by some offline events in Japan conducted by GungHo. GungHo also sells DVD and a memorial package of Ragnarok Online software to commemorate the Ragnarok Online Japan Championship every year. In September 2012, Gravity EU, our licensee in France, hosted an event in Istanbul, Turkey, named the TR Launch Event, to celebrate the relaunch of a fully-localized Turkish version of Ragnarok Online and held a press conference to announce its strategies in the Turkish market. Level Up! Inc., our licensee in the Philippines, also hosts annual marketing events, namely Level Up! Live, which has gathered 20,000 gamers each year since 2006. PT. Lyto Datarindo Fortuna, our licensee in Indonesia, also annually hosts Lyto Festival, which includes the Ragnarok Online Indonesia Championship. AsiaSoft Corporation Public Co., Ltd., our licensee in Thailand, also hosts the AsiaSoft All Star Battle, which includes the Ragnarok Online Thailand Championship and other promotional events since 2009. Such event was attended by approximately 10,000 visitors in 2012. In addition, from time to time our overseas subsidiary and licensees also market our games through sponsoring promotional events jointly with other local game publishers or participating in expositions or other events for online games in order to reach a broader local audience. For example, in June 2012, Gravity Interactive participated in AM2, a fan convention for animation, music and manga, which was held in Anaheim, California and attended by approximately 15,000 visitors. At AM2, Gravity Interactive had the WarpPortal Lounge, named after its game portal site, where visitors gathered and saw our game trailers and banners, and signed up for our games. Level Up! Interactive S.A., our licensee in Brazil, participated in representative online game events in Brazil, such as Game World, Brasil Game Show and Anime Friends, which includes the Ragnarok Online Brazil Championship, in 2012.

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

GAME SUPPORT AND CUSTOMER SERVICE

We are committed to providing superior customer service to our users directly and through our licensees. As of December 31, 2012, 14 employees were game masters, or persons who are in charge of testing, updating and providing server maintenance for online games, as well as dealing with customer complaints, 36 employees were members of our domestic customer service team and 50 employees were members of our overseas customer support team. With the diversification of our game offering and in order to better serve our users, we expect to continue to expand the size of our customer service team.

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

We maintain our server hardware in a single climate-controlled facility at KT Mokdong Internet Computing Center in Mok-1Dong, Yangcheon-Gu, Seoul, Korea and our other system hardware in our offices in Seoul. As of December 31, 2012, our server network for our game operations in Korea consisted of a total of 521 servers, which include 281 physical servers and 240 servers run on 61 physical servers through server virtualization technology we have adopted since July 2011, which allows one physical server to be divided into multiple virtual servers, each of which functions individually as a complete and independent server.

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

Currently, the leading providers of massively multiplayer online games in Korea, based on the number of peak concurrent users, are NCsoft, CJ E&M and Activision Blizzard according to data available from various public sources. NCsoft released Blade and Soul in June 2012, which is one of the most popular MMORPGs in Korea as of March 31, 2013, based on various statistical data available from public sources. NCsoft’s Lineage, Lineage II and Aion gained dominant popularity and each has maintained a large number of players and a loyal user base in Korea. CJ E&M commercially launched Sudden Attack in 2006, which is now co-distributed by CJ E&M and Nexon, and the game is the most popular massively multiplayer online first person shooter game in Korea. The leading companies in the market for casual online games include Nexon, which offers Maple Story and Dungeon Fighter Online, and co-publishes Sudden Attack in Korea. The leading providers of portal-based online games in Korea are NHN, operating under the brand portal of Hangame, CJ E&M, operating under the brand portal of NetMarble, and Neowiz Games Corporation, operating under the brand portal of Pmang.

Competition in overseas markets

In each of the overseas markets in which Ragnarok Online is distributed, we face strong competitive pressures. For example, Japan’s large game market is primarily driven by console games although online games are gaining popularity among Japanese game users. Consequently, many Japanese console game developers, such as Square Enix Holdings Co., Ltd., or Square Enix, Capcom Co., Ltd., or Capcom, and Tecmo Koei Holdings Co., Ltd., or Tecmo Koei, have expanded their businesses to online game development with their well-known brands and advanced overall game development systems, which have resulted in more intense competition in the Japanese online game market. For example, Square Enix developed and released some of its Final Fantasy series as online games and Capcom developed and released Monster Hunter Frontier Online, an action online game based on its best-selling package game Monster Hunter Frontier. Tecmo Koei also developed and released online games based on its best-selling package games such as Nobunaga’s Ambition Online, Uncharted Waters Online and Dynasty Warriors Online. Taiwan’s online game industry has demonstrated significant growth in recent years with the market dominated by games developed in China and Korea. Our principal competitors in Taiwan include Activision Blizzard, NCsoft and Nexon. Thailand is also a fast growing online game market in Asia, where we believe that Ragnarok Online is one of the dominant online games based on the number of peak concurrent users, as reported by local game magazines and our licensee’s reports. There are many online game developers and distributors in China such as Tencent, which publishes Dungeon Fighter Online and Cross Fire, and Shanda Games Limited, whose principal product is Mir II. Recently, social network games, such as Cityville, one of the most popular games on Facebook from Zynga Inc., are gaining global popularity as users play such games with other users through popular social network sites. In addition, action real-time strategy games, such as League of Legends developed by Riot Games, Inc., are increasingly gaining popularity worldwide.

Competition from other game platforms

We also compete against PC and console-based game developers that produce popular package games, such as Electronic Arts, Nintendo Co., Ltd., or Nintendo, Activision Blizzard and Sony Computer Entertainment, Inc., or Sony Computer Entertainment, and game console manufacturers such as Microsoft, Sony Computer Entertainment and Nintendo, all of which also have their own console game development studios. In November 2002, Microsoft started an online game service for its Xbox Live consoles. Microsoft launched an enhanced version of its console platform in November 2005 with the Xbox360 and the latest version of Xbox Live offers more games that are aimed at the casual player and foster cooperation. In November 2010, Microsoft released Kinect, a motion-sensing device, which plugs into the Xbox360 and allows people to play games without the conventional controller. Sony Computer Entertainment started distributing its PlayStation 2 game consoles equipped with a network adapter to enable online gaming in May 2002 and launched an enhanced version of its console platform in November 2006 with PlayStation 3, which provides services for online games, followed by PlayStation Move, a motion-sensing game controller for PlayStation 3, in September 2010. Nintendo launched its Wii console platform in November 2006, which accesses the Internet and lets users compete online against others, and released Wii U, the successor of Wii, in November 2012 which supports high-definition graphics with a tablet-like controller. A number of PC-based game developers are also introducing online features to their PC-packaged games, such as team plays or users-to-users combat features. Moreover, handheld game consoles are also popular among game users. In November 2004, Nintendo launched Nintendo DS and has made modest changes, adding bigger screens or a slimmer model to the DS. The latest version of DS, 3DS XL, which allows users to play three-dimensional games without special glasses and features larger screens and a longer battery life, was released in July 2012. Sony Computer Entertainment’s PS Vita, which was released in December 2011, allows users to play games downloaded from Sony Computer Entertainment’s online marketplace.

In addition, games for smartphones, such as Apple’s iPhone and Android-based smartphones, and tablet computers, such as Apple’s iPad or Android-based Samsung’s Galaxy Tab, are surging in popularity and competing with portable devices made solely for playing games. Apple and Android device users can access a number of video games available for download at Apple’s App Store or Google Play, respectively.

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

In developing Ragnarok Online, we obtained an exclusive license from Mr. Myoung-Jin Lee to use the storyline and characters from his cartoon titled Ragnarok for the production of games, animation and character merchandising. See ITEM 4.B. “BUSINESS OVERVIEW — OUR PRODUCTS — Massively multiplayer online role playing games (MMORPGs) — Ragnarok Online.”

We are the registered owner of 13 registered software copyrights to ten games: Ragnarok Online, Ragnarok Online II, R.O.S.E. Online, Requiem, Ragnarok Violet, Ragnarok Angel Poring, Ragnarok Online — Uprising: Valkyrie, Arcturus, Pucca Racing and W Baseball, each of which has been registered with the Korea Copyright

Commission. We no longer commercially offer Arcturus, a PC-based, stand-alone game, nor Pucca Racing, and have decided to cease commercialization of W Baseball. As of December 31, 2012, we owned over 56 registered domain names, including our official Web site and domain names registered in connection with each of the games we offer. We had 925 registered discrete trademarks at patent and trademark offices in 50 countries as of December 31, 2012. We had three design patents, two analogous design patents, which are variations of two of the design patents, registered with the Korea Intellectual Property Office, registered copyrights covering 11 game characters, five online game business model patents and two patents pending with the Korea Intellectual Property Office, in each case as of December 31, 2012.

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

Korea

The Korean game industry and online game companies operating in Korea are subject to the following laws and regulations:

The Act on Promotion of the Game Industry

In January 2007, the National Assembly amended the Act on Promotion of the Game Industry, or the Promotion Act, which became effective on April 20, 2007. Under the amended Article 21 of the Promotion Act, online games are classified into four categories: “suitable for users of all ages,” “suitable for users 12 years of age or older,” “suitable for users 15 years of age or older” and “suitable for users 18 years of age or older.” The 15 years of age or older category was added between the 12 years of age and 18 years of age categories to increase ratings flexibility. Dragon Saga has been classified as “suitable for users of all ages.” Ragnarok Online, Ragnarok Online II and Finding Neverland Online have been classified as “suitable for users 12 years of age or older.” Steal Fighter has been classified as “suitable for users 18 years of age or older.”

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

Under the Promotion Act, as partially amended on December 21, 2007, the Minister of Culture, Sports and Tourism may order information and communication service providers to refuse, stop, or restrict the offering of games if such games are unrated, contents are different from those submitted for rating, were denied rating as speculative games, or were manufactured or distributed by a person not registered for operation of manufacturing or distributing games for profit-making. The Game Rating Board undertakes examination of the information and communications service providers and provides recommendation of correction to the providers as necessary. The information and communications service providers are required to implement the corrective measures recommended within 7 days and report the results thereof to the chairman of the Game Rating Board or the Minister of Culture, Sports and Tourism.

The Game Rating Board published the Yearbook for Classification of Game Ratings’ in September 2008, June 2009, July 2011 and June 2012 in order to provide information on industry trends. The Yearbooks include data on ratings and classifications of various games released in Korea and the results of the examination of the information and communications service providers during the years 2007, 2008, 2010 and 2011. The Game Rating Board published the Yearbook to improve fairness and transparency in inspecting games and to provide industry participants with guidelines on ratings inspection as well as basic information on the development of the game industry.

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

On April 12, 2010, for the purpose of preventing gaming addiction among adults and teenagers and to promote a constructive gaming culture, the Ministry of Culture, Sports and Tourism introduced the “Measures for the Prevention and Alleviation of Excessive Gaming,” which includes the following: (i) expanded applicability of the exhaustion system (a program in which the rate at which items are acquired in a game decreases as a person plays the game longer, where this system is closely related to the game scenario); (ii) selective shutdown system for games played by teenagers (a system in which a teenager’s access to games can be selectively managed between midnight and 8:00 a.m. with the consent of a parent); (iii) establishment of a fund for the prevention of excessive gaming; and (iv) regulation of Web sites that deal in cash transaction of in-game items.

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

The main content of the Act on Promotion of the Game Industry as amended on April 5, 2011 and the amendment to the Enforcement Decree of the same Act are as follows:

(1) Games which are inappropriate for prior rating by the Game Rating Board due to special circumstances in their production and distribution channels, excepting games unsuitable for minors, may be rated by distributors or others involved in the distribution channel at their discretion according to the standards predetermined upon consultation with the Game Rating Board. According to Article 11-4 of the Amendment to the Enforcement Decree of the Act on Promotion of the Game Industry, games should fulfill all the following requirements in order to be considered being “inappropriate for prior rating by the Game Rating Board”: (i) they must be provided through basic communications services by persons who are authorized to engage in the basic communications business under the Telecommunications Business Act; (ii) they must be provided through electronic commerce intermediaries such as online open markets; and (iii) they must be provided using wireless telecommunications terminals which use mobile telecommunications terminals or the same kind of operating programs as those run on mobile telecommunications terminals;

(2) Game-related companies are prohibited from encouraging speculation by using operating methods, devices or machines closely related to the realization of game contents, and any person violating this provision is subject to corrective recommendation or corrective order imposed by the Minister of Culture, Sports, and Tourism;

(3) The act of distributing or manufacturing for distribution computer programs, devices or machines not provided or approved by game-related enterprises for the purpose of interrupting the normal operation of games is prohibited, and any person violating the foregoing is subject to imprisonment for no more than one year or penalty not exceeding Won 10 million; and

(4) In order to realize the principle of responsibility in the dual punishment provision, if an employer fulfills her duty of care as a manager and supervisor with respect to her employees, the employer may be exempt from punishment (proviso in Article 47 of the Promotion Act).

The Promotion Act was further amended on July 21, 2011 and went into effect on January 22, 2012. The amendment was intended to create sound gaming culture by clearly defining the responsibilities of the game industry and the government and to encourage public awareness of prevention of excessive gaming.

The key content of the amendment are as follows:

(1) A game-related enterprise is required to obtain parental consent when a minor joins a game site as a member and to take measures to prevent excessive use of games by imposing a time limit on minors’ game usage time. The Minister of Culture, Sports and Tourism may request game-related enterprises to submit or report data relating to such preventive measures and, after an examination thereof, order the relevant game-related enterprises to correct the preventive measures if they are deemed to be insufficient; and

(2) The government shall provide support for educating the public on the appropriate use of games and the Minister of Culture, Sports and Tourism may request the Minister of Education to cooperate with such efforts by providing education on the appropriate use of games in the curriculum of elementary and middle schools.

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

The key content of the amendment are as follows:

(1) The scope of amendment excludes games which are not likely to cause over-immersion and addiction to games, including those made and distributed for the purpose of use and display at game tournaments or fairs and games which are provided by small and medium sized companies (in order to protect small and medium sized companies in the online game industry);

(2) The amendment provides for methods and procedures to prevent excessive use of games such as requiring game-related enterprises to provide the representation of its legal representative that when a minor joins as a member, the enterprise has obtained the necessary parental consents and that it has posted warnings to prevent game users from excessively using games and has display the elapsed time for users; and

(3) The amendment is expected to make the evaluation of the appropriateness of the scope of games subject to the nighttime service limitation with respect to minors under the age of 16 be performed transparently and reasonably by preparing methods and procedures for such evaluation.

The Telecommunications Business Act

Under the Telecommunications Business Act, a person who intends to run a value-added telecommunications business must report to the Korea Communications Commission, or the KCC, which has the authority to accept and monitor such reports. We are classified as a value-added telecommunications service provider such that we are required to prepare and submit statistical reports regarding, among others, the current status of facilities, subscription records and current status of users to the KCC upon its request. The KCC is responsible for compiling information and formulating telecommunications policies under this Telecommunications Business Act. In addition, we are required to report any transfer, takeover, suspension or closing of our business activities to the KCC, which may cancel our registration or order us to suspend our business for a period of up to one year if we fail to comply with its rules and regulations.

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

This Act was further amended in part on February 17, 2012, which became effective on August 17, 2012. The key contents of the amendment are as follows:

(1) The amendment allows an offer to be rescinded through an electronic document when such offer was made through an electronic document by a business operator engaged in electronic commercial transactions;

(2) The amendment requires that, in case of electronic payments, the business operators and electronic payment service providers provide notice on price of goods and period of service and provide procedures through which consumers can verify the matters notified in order to confirm the actual intention of consumers;

(3) The amendment expanded the scope of the issuer of means for advance payment, who has the duty to inform the matters related to the credibility of the payment method as well as the duty to subscribe to consumer injury compensation insurance, from the issuer of means for payment used in multiple online stores to issuer of means for payment used in one or more online stores;

(4) The amendment requires that the provider of hosting service, which is a service for establishing online stores and maintaining servers so that business operators may engage in electronic commercial transactions, take measures to verify the identity of the business operator;

(5) The amendment requires cooperation in accordance with the request from the Korean Fair Trade Commission, such as providing identity of the business operator, in case a dispute arises between a business operator and a consumer;

(6) The amendment requires that, prior to entering into contracts, the telecommunications sales operator indicate, advertise or inform customers information on goods and the matters related to the condition and procedures of payment of compensation due to delay in payment of refund so that consumers can accurately understand the terms and conditions of the transaction and enter into transaction not by mistake or error;

(7) The amendment provides that the telecommunications sales broker and the client of the telecommunication sales broker be jointly and severally liable for monetary damages incurred to consumers due to the failure to provide information on the client of the telecommunications sales broker or the failure to provide accurate information, unless the telecommunications sales broker has exercised proper care;

(8) The amendment prohibits the telecommunications sales operator from installing computer programs without the consumer’s consent or without providing clear and easy explanation or notice to the consumer, but it does not provide for the penalties or sanctions imposed in case of violation; and

(9) The amendment provides basis on which the Korean Fair Trade Commission and the Korean Consumer Agency can jointly form an investigation committee to investigate violations of this Act.

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

The Information Protection Act was further partially amended on February 17, 2012, which became effective in part on August 17, 2012 and in part on February 17, 2013. The key contents of the amendment are as follows:

(1) The amendment prohibits a telecommunications service provider from collecting or using the resident registration number of a user unless such telecommunications service provider has been designated as the identity authentication institution or the statute allows the collection or use of a user’s resident registration number. A person in violation may be punished by a fine not exceeding Won 30 million;

(2) The amendment requires that, in case personal information of a user has been lost, stolen, or leaked, the telecommunications service provider shall notify the user and report to the KCC of the incident and take measures to minimize the damages;

(3) The amendment requires that the telecommunications service providers meeting the criteria set by the Presidential Decree, which refers to telecommunication service providers that (i) stored or managed personal information of one million or more users per day on average for the last three months of the immediately preceding year or (ii) has the sales revenue of Won 10 billion or more in telecommunications service in the preceding year, or in the preceding fiscal year in case of companies, regularly notify the particulars of the use of users’ personal information collected to users;

(4) The amendment provides basis of prior examination system for information protection, under which the KCC can recommend operators of certain telecommunications service or electric communications business the implementation of protective measures in accordance with the standards of prior examination for information protection determined and published by the KCC, and allows the telecommunications service providers to appoint executive officers for information protection at the director level; and

(5) The amendment abolishes the security assessment system and unifies the system to authentication system for information protection management, which is a comprehensive management including managerial, technical, and physical protective measures for securing safety and credibility of information and communication network. The amendment also provides legal basis for authentication system by personal information protection management, which is a comprehensive management including managerial, technical, and physical protective measures for systematic and continuous personal information protection on information and communication network.

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

The Korean Civil Code and the Act on the Establishment and Management of the Korea Communications Commission

Pursuant to the Korean Civil Code, contracts entered into with minors, who were persons under 20 years of age without parental consent under the Korean Civil Code prior to its amendment, may be invalidated. The definition of minors is changed to persons under 19 years of age in the amendment to the Korean Civil Code on March 7, 2011, which becomes effective on July 1, 2013. Under the Act on the Establishment and Management of the Korea Communications Commission, the KCC was established to oversee services relating to broadcasting and communications and also to deliberate and resolve matters concerning the protection of users’ information and communications. As a result, telecommunication service contracts and online game user agreements are required to specifically set forth procedures for rescinding service contracts, which may be entered into by persons under 20 years of age without parental consent.

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

Copyright Act and Computer Programs Protection Act, or Copyright Act

The Copyright Act, which was amended on April 22, 2009, was established by combining the “Copyright Act” on the protection of general works and the “Computer Programs Protection Act” on the protection of computer program works in order to maintain the consistency of copyright protection policies and seek an efficient administration thereof. In addition, the Korea Copyright Commission was established by combining the existing Copyright Commission and the Korea Software Copyright Committee, thereby improving the protection of copyrights and the efficiency in its operation. The amended Copyright Act also includes essential elements of the Computer Programs Protection Act which was abolished on July 23, 2009 and, in connection with computer program works, restrictions on software copyrights, reverse analysis of computer programs, and the establishment of the exclusive right to issue computer programs as a special case apart from other kinds of works.

Among the amendments to the Copyrights Act on June 30, 2011, the key content regarding the online game development and services are as follows:

(1) The amendment extends the period of copyright protection from 50 years to 70 years after the death of copyright holders in order to implement the agreements in the Korea-EU Free Trade Agreement;

(2) The amendment categorizes online service providers into four types: simple conduit, caching, hosting and information searching. A simple conduit conducts acts of transmitting, designating routes or providing connections for the transmission of copyrighted materials without correcting contents, or acts of storing copyrighted materials automatically, intermediately and temporarily in the process of transmission for a period reasonably necessary for transmission thereof. Caching is an act of automatically, intermediately and temporarily storing copyrighted materials transmitted at the request of service users for the purpose of allowing subsequent users to efficiently access or receive them. Hosting is an act of storing copyrighted materials in the computers of online service providers at the request of copiers or transmitters. Finally, information searching is an act of enabling users to become aware of or connect to the location of copyrighted materials on the information and communications networks through information search tools; and

(3) The amendment clarifies the requirements for indemnification with respect to each of the foregoing types.

(i) Simple conduit. Indemnification is possible in any of the following events: (a) The online service provider has yet to begin transmitting copyrighted materials; (b) the online service provider has yet to choose copyrighted materials or their receivers; (c) the online service provider adopts a policy to terminate the accounts of owners who repeatedly infringe on copyrights or any other rights protected under the Copyright Act and reasonably implements such a policy; or (d) when a right holder uses standard technical measures to identify and protect works, an online service provider accepts and does not intervene such use;

(ii) Caching. Indemnification is possible in any of the following events: (a) all of the indemnification requirements with respect to a simple conduit are met; (b) the online service provider does not modify copyrighted materials; (c) if there are any terms and conditions of access to provided copyrighted materials, the online service provider permits only the users who have complied with such terms and conditions to access such copyrighted materials that are temporarily stored works; or (d) the online service provider observes any rules of circulation of the copyrighted materials which are specified by the copiers or senders under the data communications rules for computers or communications that are generally accepted in the relevant industry;

(iii) Hosting. Indemnification is possible in any of the following events (a) all of the indemnification requirements with respect to a simple conduit are met; (b) when an online service provider has the authority and power to control infringement, it does not directly obtain any monetary gains from such infringement; (c) when an online service provider becomes aware of actual infringement, or the fact or the circumstances of obvious infringement due to any requests to suspend copy and/or transmission, it immediately stops the relevant copyrighted materials from being copied or transmitted; or (d) the online service provider appoints and publicly announces the party to which a request to suspend copy and/or transmission is to be made; and

(iv) Information searching. Indemnification is possible in any of the following events: (a) the online service provider has yet to commence the transmission of copyrighted materials; or the indemnification requirements (b), (c) and (d) of the above subparagraph (iii) are met.

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

The key content of the amendment to the Copyright Act on December 2, 2011 regarding online game development and services are as follows:

(1) In order to protect the rights of copyright holders in a digital environment, the amendment specifies that temporary storage falls under the scope of “copying” but allows temporary storage to be extent it is deemed necessary for smooth and efficient information processing; and

(2) An online service provider will be deemed not liable for copyright infringement: (i) if the online service provider has adopted and reasonably implemented a policy of terminating the account of a person who infringed copyrights or (ii) if the online service provider has accepted and not interfered with a right holder’s use of standard technical measures for identifying and protecting copyrighted materials.

The Juvenile Protection Act

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

While we offer virtual in-game items for sale to our users on the game Web sites that we operate in Korea, we do not broker the trade of such game items or any other tangible or intangible acquisitions obtained by using online games among our users, and currently do not fall under the category of “Web site for trading items.” In Korea, however, minors account for a significant percentage of online game users. As they are now prohibited from trading items on Web sites, including virtual in-game items, such prohibition may materially and adversely affect the online game industry in general, which may well have a material adverse effect on our business, financial condition and results of operation.

The Juvenile Protection Act was partially amended on May 19, 2011 and went into effect on November 20, 2011. Under the amendment, online game providers may not provide online games to minors under the age of 16 late at night (specifically, from midnight until 6:00 a.m.) and any provider violating the provision is subject to imprisonment for no more than 2 years and a penalty not exceeding Won 10 million. As an exception, for internet games using apparatus that would not likely cause serious internet game addiction and are specified under the Presidential Decree, including smart phones, tablet PCs and consoles (except for console games that are not provided for free), the late-night restriction is to become effective as of May 20, 2013.

However, the amendment provides that the Minister of Gender Equality and Family, or the MOGEF, in consultation with the Minister of Culture, Sports, and Tourism, should revisit the guidelines every two years to evaluate the appropriateness of the scope of games subject to the late-night restriction and to take measures for improvement, and, with respect to minors suffering from online game addiction, the MOGEF may also provide services for prevention, consultation, treatment and rehabilitation.

In this regard, on February 24, 2013, the MOGEF made an advance administrative announcement on “the proposed public notice on the scope of games subject to the late-night restriction for internet games.” According to the proposed public notice, the applicable games are internet games provided for profit in real time via information and communication networks that fall under the games defined in the Promotion Act. Examples based on (i) the type of apparatus include games played on PCs (including laptops) and (ii) the type of games include online PC games, internet games and PC package games. In addition, the proposed public notice states that the games to which the above restriction is not applicable are (i) games using apparatus that would not likely cause serious internet addiction, as mentioned above, (ii) games that do not collect or use personal information and are not provided for profit, (iii) test versions of the games that are not classified pursuant to Article 21(1)(iii) of the Promotion Act and (iv) games for game contests, exhibitions, education or public advertisements that are not classified pursuant to Articles 21(1)(i) to 21(1)(ii). The proposed effective date of the proposed public notice is from May 20, 2013 to

May 19, 2015. Therefore, if the proposed public notice becomes effective, the late-night restriction would still remain not applicable to internet games using apparatus that would not likely cause serious internet addiction, such as smart phones, tablet PCs and consoles (except for console games that are not provided for free), even after May 20, 2013.

The Juvenile Protection Act was further amended on September 15, 2011 and went into effect on September 16, 2012. The key content of the amendment are as follows:

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

This Juvenile Protection Act was yet further amended in part on January 17, 2012, which became effective on April 17, 2012. The key contents of the amendment are as follows:

(1) The amendment specifies the basis of establishing Harmful Media Materials Review Subcommittee to assist the Commission on Youth Protection with the review and determination of media materials harmful to minors; and

(2) The amendment reduces the review period for reconsideration of media materials harmful to minors from the current 60 days to 30 days considering that the review period for re-classifying movies and games is 15 days.

Taiwan

The Taiwanese game industry and online game companies operating in Taiwan are subject to the following material laws and regulations:

Consumer protection

As a result of increasing disputes between online game companies and consumers in Taiwan, on February 17, 2006 and as last amended on December 7, 2010, the ROC Ministry of Economic Affairs promulgated a model consumer contract that online game companies are encouraged to adopt and on December 13, 2007 and as last amended on December 2, 2010, the ROC Ministry of Economic Affairs promulgated certain standard provisions that must be included in a consumer contract (the “Mandatory Provisions”) that online game companies must adopt, which include, among others, customers’ right to request a full refund of packaged or downloaded software without cause within seven days from their purchase, to rescind the contract without cause and ask for the unused fees within seven days after the start of the game, to claim for damages suffered from the game program or computer system defect, to terminate the contract without cause at anytime and claim for the unused fees after deduction of necessary costs, as well as obligation of online game company to remark the rating of games in accordance with the Regulations for the Rating of Computer Software. Further, on June 11, 2012, the ROC Ministry of Economic Affairs promulgated other Mandatory Provisions that must be included in a contract of online game prepaid debit point card between a consumer and card issuer which include, among others, that the card issuer shall provide a third party guarantee and there shall not be any time limit of use of the card.

In general, the above model contract and Mandatory Provisions impose more responsibilities and liabilities on the online game companies. Moreover, any article set forth in a consumer contract which is in violation of the Mandatory Provisions shall be null and void. In addition, according to the drafted amendment to Consumer Pro-

tection Law proposed by the Executive Yuan, if violating the Mandatory Provisions, except for otherwise provided in any laws or regulations, the enterprise shall correct such violation within the time limit given by the competent authority as well as may be subject to consecutive fines until such violation is corrected. However, it is uncertain whether or when the above draft amendment will be passed by the Legislative Yuan.

Regulations of game software

Pursuant to the Children and Juvenile Welfare and Right Protection Act, as amended on August 8, 2012, it is illegal to transmit or provide children under 18 years of age with, among other things, computer software, Internet, electronic signals, DVDs and compact discs that contain content which propagates violence, obscenity or similar material that may undermine the mental and physical health of a minor. Any person or entity violating this Act may be subject to a fine and/or the enterprise may be forced to cease to operate for up to one year. In addition, according to this Act and the Regulations for the Rating of Game Software (before May 29, 2012, the name of which was Regulations for the Rating of Computer Software), game software shall not violate any mandatory law and certain game software shall be classified as “restricted”, and therefore shall not be viewed by children and juveniles unless they are over the age of 18, which may include, among others:

•	sexuality: images of nudity or depiction of substantive sexually suggestive expression through image, text or sound;

•	violence and terror: bloodshed, cruel or terrifying images involving the attack and massacre of humans or roles that involve killing which intrigue the cruel and tyrannical expression; or

•	drugs: the image or plot of using drugs.

The Regulations for the Rating of Game Software further stipulate that certain game software not rated as restricted may not be reviewed by children or juveniles under certain age depending on the rating of such game software pursuant to such regulation. The rating of game software shall be labeled in accordance with the above regulations and the game publishers and agents shall register the ratings of the games in the database established by the competent authority for ratings checks. If in violation of the regulation, game publishers and agents shall be subject to consecutive fines until such violation is corrected.

Internet café regulation

Currently, there is no mandatory national legislation specifically covering the operation of Internet cafés. However, several municipalities and counties such as Taipei City, New Taipei City, Taoyuan County, Tainan City, Nantou County, Hualien County, Lienchiang County and Kinmen County have promulgated specific ordinances imposing restrictions on Internet cafés, which relate to the location, building structure, facilities, business hours, age limit of customers and the classification of Internet content.

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

Privacy protection

According to the Personal Information Protection Act, which became effective on October 1, 2012, any entity or individual, including an online game company or its agent, may be subject to this Act as long as it/she/he, among others, collects, processes, uses and/or transmits personal data. If any entity or individual violates the provisions of the Act, it/she/he will be subject to a fine, criminal liability, if applicable, and shall be liable for the losses suffered by the person whose information has been unlawfully collected, processed, used or misappropriated by such entity or individual.

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

•

the State Administration of Press, Publication, Radio, Film and Television (formerly known as General Administration of Press and Publication and the State Administration of Radio, Film and Television respectively), or the SAPPRFT;

•	the National Copyright Administration;

•	the Ministry of Public Security; and

•	the Bureau of State Secrecy.

The State Council and these ministries and agencies have issued a series of rules that regulate a number of different substantive areas of our business, which are discussed below.

Licenses

Online game companies are required to obtain licenses from a variety of PRC regulatory authorities. As an ICP business, online game companies are required to hold a value-added telecommunications business operation license, or ICP license, issued by the Ministry of Industry and Information Technology or its local offices, and for ICP operators which provide ICP services in multiple provinces, autonomous regions and centrally administered municipalities, it is required that they obtain an inter-regional ICP license. Any ICP license holder that engages in the supply and servicing of Internet cultural products, which include online games, must obtain an additional Internet culture business operation license from the provincial counterparts of the Ministry of Culture. The SAPPRFT and the Ministry of Industry and Information Technology jointly impose an approval requirement for any entity that intends to engage in Internet publishing, defined as any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the Internet and, further, an online game operator is required to obtain an online game related Internet publishing permit from the SAPPRFT.

In addition, under a notice published by it in September 2009, the SAPPRFT prohibits foreign investors from making investment in online game operation business through joint ventures or wholly owned subsidiaries in China, or from controlling the online game operation business through contractual arrangements. This notice may impact the landscape of the online game industry in China, because a lot of online game operators in China are controlled by non-PRC incorporated entities through contractual arrangements.

Regulation of Internet content

The PRC government has promulgated measures relating to Internet content through a number of ministries and agencies, including the Ministry of Industry and Information Technology, the Ministry of Culture and the SAPPRFT. These measures specifically prohibit Internet activities, including the operation and promotion of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its Web sites.

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

Import regulation

Licensing online games from abroad and importing them into China is regulated in several ways. Any license agreement with a foreign licensor that involves import of technologies, including online game software into China, is required to be registered with the Ministry of Commerce. Without that registration, a licensee cannot remit license fees out of China to any foreign game licensor. In addition, the Ministry of Culture requires the licensee to submit for its content review and approval any online games to be imported, and after obtaining the approval from the Ministry of Culture, if there is any upgrade or any material change to the content of the imported online games during the operation, the licensee shall submit the new version of imported online games to the Ministry of Culture for content review. According to the Tentative Measures Concerning Online Games Administration promulgated by the Ministry of Culture on June 3, 2010, if the operator of an imported online game changed, the new operator needs to re-apply for a new content review. If a licensee imports and/or operates games without the required approval, the

Ministry of Culture may impose penalties, including revoking the Internet culture business operations license required for the operation of online games in China. Furthermore, the National Copyright Administration requires the licensee to register copyright license agreements relating to imported software. Without the National Copyright Administration registration, a licensee is not allowed to publish or reproduce the imported game software in China. Several notices published by the SAPPRFT in 2009, individually or jointly with other authorities, emphasize that all imported online games licensed by offshore copyright owners may not be published in China without obtaining the approval of the SAPPRFT, and any new version, expansion packs or innovation of content of such approved online games shall be submitted to the SAPPRFT for re-approval. Failure to comply with such requirements may lead to certain penalties, including cease of operation by the General Administration of Press and Publication, or shutting down the Web site.

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

In December 2012, PRC Supreme People’s Court promulgated the Provisions on Several Issues Concerning the Application of Law for Trial of Civil Dispute Cases Involving Infringement of the Right to Dissemination on Information Network, which stipulate that if network users or network service providers provide written works, performance works or audio or video recordings through network without the permission of the holder of the rights to such dissemination, it will constitute infringement on such rights, and that network service providers who aid or abet any network user’s infringement on any third party’s rights to network dissemination shall be liable for infringement of such rights.

Internet café and online game regulation

Internet cafés are required to obtain a license from the Ministry of Culture and the State Administration for Industry and Commerce, and are subject to requirements and regulations with respect to minimum registered capital, location, size, number of computers, age limit of customers and business hours. The PRC government has published a series of rules in recent years to intensify its regulation of Internet cafés. In February 2007, 14 PRC governmental agencies, including the Ministry of Industry and Information Technology, the SAPPRFT and Ministry of Public Security jointly promulgated a notice about strengthening regulations over Internet cafés and online games. According to the notice, no new Internet café should be approved in 2007 and the regulation of existing cafés should be strengthened. In mid-2008 and March 2009, the Ministry of Culture and other ministries and agencies, individually or jointly, issued several notices which provide various ways to strengthen the regulation of Internet cafés, including investigating and punishing the Internet cafés which accept minors, cracking down on Internet cafés operating without sufficient and valid licenses, limiting the total number of Internet cafés, screening unlawful games and Web sites, and improving the coordination of regulation over Internet cafés and online games.

A notice published by the Ministry of Culture in March 2010 imposes significantly severe punishment on Internet cafés admitting minors, according to which, the Internet culture business operation license of an Internet café will be revoked, if it engages in certain activities, including admitting three or more minors at one time, or admitting minors not within permitted business hours, or having incurred malignant events due to admitting minors, or admitting less than two minors for more than twice within one year. Since March 1, 2011, the Ministry of Culture and seven other authorities jointly launched a parent guardianship project for purposes of protecting minors from addiction to online games. Under the parent guardianship project rules, online game operators shall impose restrictions on and take other various measures with respect to the online game accounts held by minors based on the requirements from and communications with the parents, including restrictions on the length or periods of time during which the minors may play online games or, in certain cases, a complete prohibition. The online game operators are required to establish responsive and effective measures and make quarterly reports to local culture administrative authorities. In April 2007 and July 2011, eight PRC governmental agencies, including the Ministry of Education, the Ministry of Industry and Information Technology, the SAPPRFT and the Ministry of Public Security, jointly promulgated regulations regarding the online game anti-addiction system and reinforced the system by requiring strengthening of identity authentication schemes, which requires all online game operators to verify the identity of game players to protect minors from addiction to on-line games. In March 2013, the Ministry of Culture and 14 other governmental agencies promulgated Working Solutions on Comprehensive Prevention and Treatment Project of Online Game Addiction of Minors with a view to establishing a comprehensive system to protect minors from addiction to on-line games.

Privacy protection

PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law.

On December 28, 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information (“Network Information Protection Decision”) to protect personal information in electronic form. The Network Information Protection Decision provides that internet content providers must explicitly specify the purpose, manner and scope for or of, and disclose the standards of the collection and use of electronic personal information. Internet content providers shall collect and use personal information only with the owner’s consent, and within the scope of such consent. The Network Information Protection Decision also regulates that internet content providers keep personal information collected in business activities strictly confidential and not illegally provide such personal information to third parties.

If an Internet content provider violates these laws and regulations, the Ministry of Industry and Information Technology and other relevant governmental authorities may impose penalties and the Internet content provider may be liable for damages caused to its users.

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

United States

Game Ratings and Attempts to Regulate Access to Children

Most video game software publishers comply with the standardized rating system established by the Entertainment Software Rating Board, or the ESRB, a non-profit, self-regulatory body established in 1994 by the Entertainment Software Association, or the ESA. The ESRB rates video games submitted by video game publishers; the ratings include both a symbol for age appropriateness (e.g., “E” for Everyone or “M” for Mature) and a content descriptor (e.g., “Blood and Gore” or “Intense Violence”). The ESRB specifically excludes any online interactions from the rating, as the ESRB is unable to review content, such as chat, text, audio and video generated by other users in an online environment.

The ESRB has rated our games as follows: Requiem is rated “Mature,” Ragnarok Online is rated “Teen,” and R.O.S.E. Online and Dragon Saga are rated “Everyone 10+.”

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

The United States Federal Trade Commission, or the FTC, has also taken action with respect to improper ratings pursuant to its broad authority to prohibit fraudulent, deceptive, or unfair business practices. For example, in response to allegations that two videogame publishers failed to disclose hidden nudity and sexually-themed content to the ESRB during the ratings process, the FTC issued a consent order compelling the videogame publishers not to, expressly or implicitly, misrepresent the ratings or content descriptors of their video games and to maintain a system that ensures that all of the content in their video games is considered and reviewed in preparing submissions to the ESRB. The FTC has posted an online form on its Web site for the public to file complaints regarding video game ratings that do not accurately reflect of the content of the game, and has posted a primer for parents describing the ESRB ratings, parental controls, and other video game resources.

A number of bills have been introduced in Congress to specifically regulate the sale of video games with violent content to minors, but currently no such federal laws are in force. Several States, as well as several cities, have enacted or are considering laws that would regulate game industry content and marketing, including the rental or sale of games with violent content by or to minors.

For example, the State of Maryland has enacted a law that regulates the sale of video games with explicit sexual content to minors. The Maryland law has not been challenged in court, remains in force, and is supported by the ESA. Other States have enacted laws that require the posting of signs providing information about ESRB ratings. To date, laws that regulate the sale of video games based on content, when challenged, have been declared unconstitutional. Most prominently, the United States Supreme Court ruled in 2011 that a California law that imposed fines on retailers that sell certain violent video games to minors violated the First Amendment of the U.S. Constitution. The Court held that video games represent a form of protected expression under the First Amendment, and that California’s statute, no matter how well intentioned, lacked adequate justification for the regulation of such speech. Yet, lawmakers may persist in attempting to pass regulation restricting the sale of violent video games to minors, particularly in the wake of several well-publicized incidents of mass violence. In late 2012, Senator Rockefeller proposed the National Academy of Sciences study the relationship between real-world violence and virtual-world violence in video games in hopes that conclusive statistical and scientific data could support renewed call for legislation. The Bill is expected to be reintroduced in 2013.

Irrespective of any laws or industry guidelines, U.S. retailers have become more reluctant to sell “M” rated video games to minors. The FTC issues periodic marketing reports to Congress and in 2009, the FTC reported that 20% of underage “undercover shoppers” were able to purchase “M” rated video games. An undercover survey in 2010-11, however, showed a statistically significant improvement with only 13% of underage shoppers being able to purchase “M” rated games. That statistic remained at 13% in the 2012 undercover survey. Consumer advocacy groups have also opposed sales of interactive entertainment software containing graphic violence, profanity or sexually explicit material by engaging in public demonstrations and media campaigns.

Online Collection of Information from Children

The Children’s Online Privacy Protection Act of 1998 (“COPPA”) governs the online collection of personal information from children under 13. In 2012, the FTC revised its Rule implementing COPPA to, among other things, expand the definition of personal information. COPPA and its implementing regulation prohibit any Web site operator from collecting, maintaining or using personal information (including first and last name, home address, email address, telephone number, Social Security number, mobile device identifier or other persistent identifier which would permit the physical or online contacting of a specific individual) of children under 13 years of age, unless the Web site operator obtains verifiable parental consent.

A Web site that knowingly collects information from children under 13 years old, or that in whole or in part is directed to children under 13 years old, must obtain verifiable parental consent before collecting personal information from any child. In 2012, the FTC clarified that this includes the passive collection of technological information, such as through cookies or mobile device IDs. Effectively, this means that websites or online services subject to COPPA must obtain verifiable parental consent before engaging in online advertising in many cases. The Web site operator must also post a clear online privacy policy that provides notice of what information is collected from children, how the information is used, and a list of third parties with whom the operator may share or sell the child’s information; parents must be given the choice to determine whether the child’s information can be shared with third parties, and must also be provided access to the child’s information and the opportunity to delete any such information collected. Moreover, the operator must establish and maintain reasonable procedures to protect the confidentiality, security and integrity of any personal information collected from children under 13 years of age. The COPPA also prohibits conditioning a child’s participation in a game on the child disclosing more personal information than is reasonably necessary to participate in such activity.

The COPPA authorizes the FTC and the State Attorneys General to bring actions against Web site operators to enforce the statute.

In 2011, the FTC released the results of a study showing that many mobile application providers do not clearly disclose the ways in which they collect and share children’s information. The FTC suggests that the providers of mobile applications in the “kids app ecosystem” do more to disclose key information to parents about the types of information they collect from children, and the ways in which that information is shared with third parties. In 2012, the FTC released a Staff Report on mobile privacy disclosures which recommends that mobile app developers provide just-in-time disclosures and obtain affirmative express consent when collecting sensitive information such as children’s data.

Protection of Personal Information

Most States have some form of specific legislation regarding the protection of personal information collected, processed, maintained or used in electronic form, as well as specific notification procedures in the event that such information is accessed by unauthorized individuals. Under these laws, among other things, businesses are required to implement and maintain reasonable security measures designed to protect the computerized personal information of its customers or users from unauthorized access, disclosure or use. These measures may require the encryption of sensitive data, such as credit card numbers, social security numbers, bank security access codes, etc. In the event that a business suffers a security breach, these laws generally require the business to provide notice of such breach to each individual user affected by the breach, and in some circumstances, to the State Attorney General, the FTC, or other state or federal agencies. In addition, if such personal information is accessed by unauthorized individuals as a result of the business’ failure to use reasonable measures to protect the information, the business may be liable to those customers for any misuse of such personal information and may be liable for statutory fines or penalties, as well as civil and even potential criminal prosecution by government authorities.

Privacy Policy Requirements

The FTC and many States require an operator of a Web site or online service that collects personal information from users to develop, maintain and post on its Web site a privacy policy that informs its customers and users of the categories of personal information that are collected by the operator, how that personal information is used and shared with third parties and how users may change or update such information and opt out of its collection and use. While most States have generally not imposed statutory fines or penalties on an operator for failing to comply with its privacy policy, an operator may be directly liable to its customer or users if it fails to comply with its posted privacy policy if such noncompliance harms the users. The FTC, however, has initiated numerous investigations and imposed significant civil penalties in several cases involving alleged failures by companies to comply with the representations made in their online privacy policies and/or adequately disclose the companies’ actual practices in such policies. In 2011, for instance, Google entered into a settlement agreement with the FTC in which Google agreed to be subject to twenty years of privacy audits and to revise its privacy practices in response to FTC charges that Google used deceptive tactics and violated its own privacy policy when it launched its social network, Google Buzz, in 2010. The Google settlement comes amidst increasing pressure from the FTC on online service providers to conspicuously and accurately disclose their user data collection and disclosure practices. This is especially true in the mobile context, where new technologies have presented novel consumer privacy questions. Specifically, the collection and use of mobile geolocation and device identifier data have come under increased FTC scrutiny in the past year. Similarly, the California Attorney General has explicitly stated that mobile device applications must comply with the state privacy disclosure regulations and has initiated enforcement against mobile apps which failed to post a privacy policy.

Liability Arising from User Speech and Conduct

Section 230 of the Communications Decency Act of 1996, or the CDA, provides limited protection to interactive computer services, such as an online game service, from liability for publishing information posted or provided by others, such as the users of an online game service. The CDA can, for example, help protect an online game service provider from liability as a publisher that could otherwise arise from a user making defamatory statements on the service about another user. Section 230 has also been used to protect intermediaries against claims of negligent misrepresentation, interference with business expectancy, breach of contract, intentional nuisance, violations of federal civil rights, and emotional distress. The protections of the CDA, however, do not immunize interactive computer services from criminal liability under United States Federal law (e.g., obscenity or child pornography), for infringement of intellectual property law, or any state laws that are not inconsistent with the CDA.

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

The following is our organizational structure as of March 31, 2013:

Note:

(1)	Gravity Middle East & Africa FZ-LLC went into liquidation proceedings in the United Arab Emirates in September 2008.

ITEM 4.D.	PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2012, our property and equipment mainly consisted of (i) game engines, (ii) network servers, (iii) PCs and (iv) software purchased externally. As of December 31, 2012, the net book value of our property and equipment was Won 3,524 million (US$3,314 thousand). Because our main business is to develop and distribute online game services, we do not own any factories.

Korea

Our principal executive and administrative offices are located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795, Korea. We currently occupy 110,551 square feet of office space, which we lease from Korea Software Industry Promotion Agency, pursuant to a lease that will expire on December 31, 2014 and which is renewable for one additional year. The annual lease payment amounts to Won 1,846 million (US$1,736 thousand). The offices of NeoCyon, our 96.11% owned subsidiary, are located at Nuritkum Square R&D Tower 14F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795, Korea. NeoCyon currently occupies 8,860 square feet of office space, subleased from us. The annual lease payment amounts to Won 172 million (US$162 thousand). The offices of Gravity Games, our 50.83% owned subsidiary, are located at Nuritkum Square R&D Tower 14F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795, Korea. Gravity Games currently occupies 6,066 square feet of office space, subleased from us. The annual lease payment amounts to Won 122 million (US$115 thousand). We believe that the existing facilities of Gravity, NeoCyon and Gravity Games are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

United States

The offices of Gravity Interactive, our wholly-owned subsidiary in the United States, are located at 7001 Village Drive, Suite 150, Buena Park, California 90621. Gravity Interactive currently occupies 5,838 square feet of office space, leased from a third party. The annual lease payment amounts to US$87 thousand. We believe that the existing facilities of Gravity Interactive are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

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

OVERVIEW

We are a leading developer and distributor of online games in Japan, Taiwan, the Philippines and Thailand based on the number of peak concurrent users. Our headquarters is in Korea, and we are incorporated under the laws of Korea. From our inception in April 2000 to the commercialization of our first online game, Ragnarok Online, in August 2002, our operating activities were limited primarily to developing Ragnarok Online. Our revenues have been and continue to be driven primarily by our first game, Ragnarok Online. Our future growth and profitability will be determined by our ability to enhance the features on our existing games and introduce new games with characters, features and functions that gain market acceptance and following.

In 2012, our revenues increased by 0.5% to Won 57,781 million (US$54,343 thousand) from Won 57,477 million in 2011. In 2011, our revenues increased by 9.8% to Won 57,477 million from Won 52,362 million in 2010. We recorded a net loss of Won 12,224 million (US$11,497 thousand) in 2012 as compared to a net income of Won 14,928 million in 2011 and a net income of Won 3,730 million in 2010. Our gross profit margin decreased to 39.6% in 2012 from 57.8% in 2011 and 60.1% in 2010. Our operating margin turned to negative 32.0% in 2012 due to an operating loss of Won 18,494 million (US$17,395 thousand) in 2012 versus positive operating margins of 5.5% in 2011 and 11.3% in 2010. The increase in revenues in 2012 was primarily due to: (i) revenues from Finding Neverland Online, which was commercially launched in Korea in January 2012; (ii) increased mobile games revenue; and (iii) revenues from Ragnarok Odyssey, which was commercially released in Japan, Korea, China, the United States, Canada and Europe during 2012. The increase in revenues in 2012 was substantially offset by the decreased revenues from Ragnarok Online in most of our principal markets. Our cost of revenues for 2012 increased as compared to 2011 mainly due to increased amortization on intangible assets, commissions paid and outsourcing fees. Our operating expenses for 2012 increased as compared to 2011 mostly due to increased impairment losses on intangible assets and goodwill, R&D expenses and advertising expenses. Our revenue trend will continue to be materially affected in the future by the popularity of online games introduced by our competitors.

Our corporate income tax rate in 2012 was 22%.

Revenues

We derive, and expect to continue to generate, most of our revenues from online game subscription revenue generated in the countries and markets where our games are offered by us, royalties and license fees paid by our licensees in our overseas markets and mobile games revenue. Our revenues can be classified into the following four categories:

•	online games — subscription revenue;

•	online games — royalties and license fees;

•	mobile games; and

•	character merchandising, animation and other revenue.

Online games — subscription revenue

Subscription revenues are from micro-transactions, except in Korea where we also generate subscription fees from Internet cafés. All subscription fees are prepaid. Prepaid online game subscription fees are deferred and recognized as revenue on a monthly basis in proportion to the number of days lapsed or based on actual hours used. Micro-transaction fees are deferred when in-game items are purchased by users and recognized as revenue when the purchased in-game items are used in the games.

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

We also receive royalty revenues from our licensees based on an agreed percentage of each of the licensees’ revenues from our games. Royalty revenues are recognized on a monthly basis after the licensee confirms its revenues based on the licensee’s sales from our games during the month. Our licensees’ sales consist of revenues from subscription fees and micro-transactions, except in Russia and CIS countries and France and 27 other countries in Europe where our game services are only offered with the micro-transaction model. We generally are advised by each of our licensees as to the amount of royalties earned by us from such licensee within 15 to 25 days following the end of each month and we generally receive payments of the royalties within 20 to 30 days following the end of each month.

Mobile games revenue

Mobile games are played using mobile phones and other mobile devices. Mobile games revenue includes revenues from micro-transactions and a proportion of the per-download fees that users pay in cases where we directly provide mobile games services to users, such as in Korea. In addition, we license the right to market and distribute our mobile games in overseas countries in exchange for a license fee and/or guaranteed minimum royalty payments, and also receive royalty revenues from our licensees on a monthly basis. Mobile games revenues are also derived from contract prices, which are related to various development services and products provided by us to third parties, such as developing games embedded in mobile phones.

Micro-transaction fees are deferred when in-game items are purchased by users and recognized as revenue when the purchased in-game items are used in the game. Per-download fees are recognized on a monthly basis as they are earned. License fees are deferred and recognized ratably as revenue over the license period and guaranteed minimum royalty payments are deferred and recognized as the relevant royalty is earned. Royalty revenues are based on an agreed percentage of each of the licensees’ revenues based on the licensee’s sales from our mobile games. Contract prices are recognized when the products or services have been delivered or rendered and the customers can begin use in accordance with the contractual terms.

Character merchandising, animation and other revenue

We license the right to commercialize or distribute our game characters or animation to third-party licensees in exchange for contract prices. These contract prices are recognized when the products or services have been delivered or rendered and the customers can begin their use in accordance with the contractual terms. In addition, we receive royalty payments based on a specified percentage of the licensees’ sales.

We also generate revenues from our multiplatform game business and sell goods related to mobile phones, such as ornamental accessories and USB data cables, based on consignment sale agreements with third parties.

The following table sets forth a breakdown of revenues by type of revenue and the percentage of total revenue for the periods indicated:

	Year Ended December 31,
Revenue Type	2010			2011			2012
	(In millions of Won and percentages)
Online games-subscription revenue	￦	9,908	18.9%	￦	11,556	20.1%	￦	10,150	17.6%
Online games-royalties and license fees		32,132	61.4		35,552	61.8		32,325	55.9
Mobile games		9,188	17.5		9,293	16.2		11,424	19.8
Character merchandising, animation and other revenue		1,134	2.2		1,076	1.9		3,882	6.7

Total	￦	52,362	100.0%	￦	57,477	100.0%	￦	57,781	100.0%

Cost of revenues

Our cost of revenues consists principally of the following:

•

operational expenses, server depreciation expenses, server maintenance costs and related personnel costs, outsourcing fees related to developing updates to games currently commercially offered and amortization of development-related costs as described in ITEM 5.A. “OPERATING RESULTS — CRITICAL ACCOUNTING POLICIES — Capitalized software development costs”;

•	royalty payments to the third parties that are developers of some of the games we offer as a service distributor based on license agreements; and

•

royalty payments to Mr. Myoung-Jin Lee for the right to use the storyline and characters from his “Ragnarok” cartoon series used in our games and other products based on Ragnarok. We paid Mr. Lee an initial license fee of Won 40 million and are required to pay royalties based on 1.0% or 1.5% of adjusted revenues (net of value-added taxes and certain other expenses) or 2.5%, 5% or 10% of net income generated from the use of the Ragnarok brand, depending on the type of revenues received from the operation or licensing of Ragnarok Online.

The cost of revenues from the payments to Mr. Myoung-Jin Lee was Won 388 million (US$365 thousand) for 2012 and Won 453 million for 2011. This agreement expires in January 2033.

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

Interest expense

We recorded interest expense of Won 55 million (US$52 thousand) in 2012 as compared to Won 58 million in 2011 and Won 32 million in 2010.

Foreign currency effects

In 2012, 74.5% of our revenues were denominated in foreign currencies, primarily in U.S. dollar and Japanese Yen.

In most of the countries in which our games are distributed, the revenues generated by our overseas subsidiaries and licensees are denominated in local currencies, which include Japanese Yen, Euro, NT dollar, Thai Baht and Chinese Yuan. The revenues from those countries, other than the United States, Japan and European countries, are converted into the U.S. dollar for remittance of monthly royalty payments to us. Depreciation of these local currencies against the U.S. dollar will result in reduced monthly royalty payments in U.S. dollar terms, thereby having a negative impact on our net income.

Although we receive our monthly royalty revenues from our overseas licensees in foreign currencies, primarily in Japanese Yen and U.S. dollar, in the case of Japan and the United States, respectively, and other local currencies, such as Euro, NT dollar and Chinese Yuan in our other principal markets, substantially all of our costs are denominated in Won. We receive monthly royalty payments from our overseas licensees based on an agreed percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. We generally receive these royalty payments 20 to 30 days after the end of each month unless delayed due to extraordinary circumstances. Appreciation or depreciation of the Won against these foreign currencies during this period will result in foreign currency losses or gains and affect our net income.

As of December 31, 2012, 2011 and 2010, we had no foreign currency forward contracts outstanding. See ITEM 11. “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK — Foreign currency risk.”

Income tax expenses

Income tax expenses were Won 2,584 million (US$2,430 thousand) in 2012, as compared to an income tax benefit of Won 7,962 million in 2011 and income tax expenses of Won 4,207 million in 2010 mostly due to the difference in the amounts of released deferred tax assets in 2012 and 2011. See ITEM 5.A. “OPERATING RESULTS — CRITICAL ACCOUNTING POLICIES — Income taxes.”

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

Impairment of goodwill and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. As of December 31, 2012, the carrying value of goodwill for each reporting unit, NeoCyon and Gravity Games, are Won 1,210 million (US$1,138 thousand) and Won 2,653 million (US$2,495 thousand), respectively.

Goodwill is accounted for under ASC 350, Intangibles — Goodwill and Other, which requires that goodwill and indefinite-lived intangible assets no longer be amortized, but instead be tested at least annually for impairment, and more frequently if an event occurs or circumstances change which would more likely than not reduce the fair value of these assets below their carrying amount.

Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by our management. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized immediately in an amount equal to that excess. The goodwill impairment test is carried out at the reporting unit, which is either an operating division or a subdivision, for which stand-alone financial information is available to the management personnel of such division or subdivision for evaluating operating results.

We performed our annual impairment test for goodwill at all of our reporting units using data as of December 31, 2012. In performing the valuations, we used cash flows, which reflected management’s forecasts and discount rates which reflect the risks associated with the current market. Prior to performing the two-step impairment test for goodwill, we performed a qualitative assessment for the reporting unit of NeoCyon and Gravity Games. Given that the result of prior year impairment analysis indicated that the fair value of the business reporting unit of NeoCyon was significantly greater than its carrying value and the fact that there were no adverse events or circumstances identified which would affect the fair value of the reporting unit of NeoCyon, we concluded not to perform the two-step impairment test for NeoCyon as it is more likely than not that a reporting unit of NeoCyon’s fair value is greater than its carrying amount.

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

In performing the annual impairment test for goodwill for Gravity Games, the fair value of the business reporting unit of Gravity Games was determined to be lower than its book value. Therefore, during the fiscal year ended December 31, 2012, we recorded impairment losses of Won 3,614 million (US$3,399 thousand) in reporting unit of Gravity Games due to the overall decline in the fair value of the reporting unit and uncertainty in the future. The fair value of the reporting unit was estimated principally using the expected present value of the future cash flows.

Product technology, presented as an acquired intangible asset in balance sheets, represents that related to Dragonica which was recognized as a result of a business combination with Gravity Games in 2010. As of December 31, 2012, the carrying value of product technology is Won 2,315 million (US$2,177 thousand).

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

As a significant decrease in revenue of Dragonica was noted in the third quarter of 2012, which was a trigger event for long-lived assets impairment analysis as of September 30, 2012, we performed an impairment test on Dragonica. As the carrying amount of Dragonica exceeded the sum of the estimated undiscounted future cash flows from the use, we recognized an impairment loss of Won 2,161 million for Dragonica.

As the Company decided to discontinue its development of East Road due to the low likelihood that the game will be commercially successful, which was a trigger event for long-lived assets impairment analysis as of December 31, 2012, we performed an impairment test on East Road. As the carrying amount of East Road exceeded the sum of the estimated undiscounted future cash flows from use, we recognized an impairment loss of Won 8,503 million for East Road.

The assessment of impairments under ASC 350 and ASC 360 requires significant judgment and requires estimates to assess fair values. We believe that the estimates of future cash flows and fair value used in the impairment tests of goodwill and product technology are reasonable. However, in the future, changes in estimates resulting in lower than currently anticipated cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations, which may result in us recognizing impairment charges for goodwill and other intangible assets in the future. In order to evaluate the sensitivity of the fair value calculations on the impairment analysis performed for the fiscal year ended December 31, 2012, we applied a hypothetical five percent decrease to the fair value of each reporting unit. We believe that plus or minus five percentage difference in cash flow projections or discount rate used would not result in a failure of step one of the goodwill impairment test for the reporting unit of NeoCyon. In addition, the table below shows the sensitivity analysis on the product loss in 2012. The sensitivity has been measured using a hypothetical five percent increase or decrease in revenue growth, or one present increase or decrease in discount rate.

Increase/decrease in fair value
	% Point change	Dragonica		Goodwill of Gravity Games
(In millions of Won except for percentage point)
Discount rate	+/-1%	￦	(43)/42	￦	(25)/17
Revenue growth	+/-5%	￦	256/(256)	￦	159/(168)

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

We have significant deferred income tax assets, including tax credits, that may be used to offset taxable income in future periods. Our ability to utilize deferred income tax assets is dependent on our ability to generate future taxable income sufficient to utilize these tax credits before their expiration. Changes in estimates of our ability to realize our deferred tax assets are generally recognized in earnings as a component of our income tax (benefit) expense. At each reporting date, we review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of reversals of existing temporary differences and expiration of tax credits. If we are unable to generate sufficient future taxable income, the deferred tax assets are reduced to the extent that it is more likely than not that the related tax expense will be recorded. A decrease in deferred tax assets would result in an increase in our effective tax rate and may materially adversely impact our operating results. Conversely, if conditions improve and we determine that deferred tax assets should be increased because of changes in estimates in future taxable income or other conditions that affect our expected recovery of deferred tax assets, this would result in an increase in reported earnings in such period.

Based on the assessments that we have conducted during 2011 and 2012, which took into account our projected future taxable income, we concluded that it was more likely than not that portions of the deferred tax assets of Gravity and all of the deferred tax assets of NeoCyon as of December 31, 2011 and 2012, which mainly consist of tax credits in Korea, would be realized.

Deferred income taxes as of December 31, 2012 were calculated based on the rate of 22% for fiscal years 2013 and thereafter for the amounts expected to be realized during the relevant fiscal year.

Recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board, or FASB, issued FASB Accounting Standards Update, or ASU, No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs to provide largely identical guidance about fair value measurement and disclosure requirements. This standard does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it already is required or permitted under International Financial Reporting Standards, or IFRS. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. A public entity is required to apply the ASU prospectively for interim and annual periods beginning after December 15, 2011. The Company adopted the amendments, and the adoption did not impact the Company’s financial condition or results of operations.

In June and December 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, and ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, respectively. The amended guidance requires an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The current option to report other comprehensive income and its components in the statement of stockholders’ equity will be eliminated. Although the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under existing guidance. An entity should apply the ASU retrospectively. For a public entity, these ASUs are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted this guidance and presented components of net income and other comprehensive income in the statements of comprehensive income (loss). The adoption of this guidance did not impact the Company’s net income, financial position or cash flows.

In December 2011 and January 2013, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, and ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, respectively, which create new disclosure requirements about the nature of an entity’s rights of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under IFRS. The adoptions of ASU 2011-11 and 2013-01 are not expected to have a material impact on the Company’s consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment as an update to the authoritative guidance related to testing indefinite-lived intangible assets for impairment. This update gives an entity the option to first consider certain qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. This update is effective for the indefinite-lived intangible asset impairment test performed for fiscal years beginning after September 15, 2012 with early adoption permitted. The Company has early adopted this ASU and the adoption had no material impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income to require new disclosures about reclassifications from accumulated other comprehensive income to net income. These disclosures may be presented on the face of the statements or in the notes to the consolidated financial statements. The standards update is effective for fiscal years beginning after December 15, 2012 with early adoption permitted. Since this standard only impacts presentation and disclosure requirements, its adoption will not have a material impact on the Company’s consolidated financial statements.

RESULTS OF OPERATIONS: 2012 COMPARED TO 2011

The following table summarizes our results of operations for the periods indicated:

	Year Ended December 31,
	2011		2012		2012(1)		% Change
					(Unaudited)
	(In millions of Won and thousands of US$
	except for percentages)
Revenues:
Online games — subscription revenue	￦	11,556	￦	10,150	US$	9,546	(12.2)%
Online games — royalties and license fees		35,552		32,325		30,402	(9.1)
Mobile games		9,293		11,424		10,744	22.9
Character merchandising, animation and other revenue		1,076		3,882		3,651	260.8

Total net revenue		57,477		57,781		54,343	0.5
Cost of revenue		24,243		34,906		32,830	44.0

Gross profit		33,234		22,875		21,513	(31.2)
Gross profit margin(2)		57.8%		39.6%		39.6%
Operating expenses:
Selling, general and administrative		22,759		20,310		19,102	(10.8)
Research and development		4,136		7,018		6,601	69.7
Impairment losses on intangible assets		3,697		14,569		13,702	294.1
Gain on disposal of equity method investments		—		(528)		(497)	N/M
Gain on loss of control in a subsidiary		(548)		—		—	N/M
Settlement cost of litigation		29		—		—	N/M

Total operating expenses		30,073		41,369		38,908	37.6
Operating income (loss)		3,161		(18,494)		(17,395)	N/M
Operating profit margin(3)		5.5%		(32.0)%		(32.0)%
Other income (expenses):
Interest income		1,844		1,763		1,658	(4.4)
Interest expense		(58)		(55)		(52)	(5.2)
Foreign currency income, net		180		(902)		(848)	N/M
Others, net		(90)		65		61	N/M

Total net other income		1,876		871		819	(53.6)
Income (loss) before income tax expenses (benefit) and equity loss on investments		5,037		(17,623)		(16,576)	N/M
Income tax expenses (benefit)		(7,962)		2,584		2,430	N/M

Income (loss) before equity loss on investments		12,999		(20,207)		(19,006)	N/M
Equity loss on investments, net(4)		(242)		(333)		(312)	37.6

Net income (loss)		12,757		(20,540)		(19,318)	N/M
Net income (loss) attributable to:
Non-controlling interest(5)		(2,171)		(8,316)		(7,821)	283.0

Parent company	￦	14,928	￦	(12,224)	US$	(11,497)	N/M

Other comprehensive income (loss)
Foreign currency translation adjustment		(510)		(41)		(39)	(92.0)
Comprehensive income (loss)		12,247		(20,581)		(19,357)	N/M

Comprehensive income (loss) attributable to:
Non-controlling interest(5)		(2,171)		(8,316)		(7,821)	283.0

Parent company	￦	14,418	￦	(12,265)	US$	(11,536)	N/M %

N/M = not meaningful

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,063.24 to US$1.00, the noon buying rate in effect on December 31, 2012 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)	Gross profit margin for each period is calculated by dividing gross profit by total net revenue for each period.

(3)	Operating profit margin for each period is calculated by dividing operating income (loss) by total net revenue for each period.

(4)	Represents the losses from our 25% equity investment in Ingamba, our 25% equity interest in Gravity EU SAS and our 16.39% equity investment in Online Game Revolution Fund No. 1. These investments were accounted for using the equity method of accounting.

(5)	Represents the non-controlling interest in NeoCyon, a 96.11%-held subsidiary acquired in December 2005 and Gravity Games, a 50.83%-held subsidiary acquired in October 2010.

Revenues

Our total revenues increased by 0.5% to Won 57,781 million (US$54,343 thousand) in 2012 from Won 57,477 million in 2011, primarily due to:

•

a 260.8% increase in character merchandising, animation and other revenue to Won 3,882 million (US$3,651 thousand) in 2012 from Won 1,076 million in 2011, which resulted primarily from the revenues from Ragnarok Odyssey, which was commercially released in Japan, Korea, China, the United States, Canada and Europe during 2012, and sales of goods related to mobile phones; and

•

a 22.9% increase in mobile games revenue to Won 11,424 million (US$10,744 thousand) in 2012 from Won 9,293 million in 2011, which was mainly driven by revenues from Ragnarok Online — Uprising: Valkyrie released in Korea in May 2012 and Taiwan in November 2012.

Such increases were offset by:

•

a 9.1% decrease in royalties and license fees to Won 32,325 million (US$30,402 thousand) in 2012 from Won 35,552 million, which was due mainly to the decline in revenues from royalties and license fees attributable to Ragnarok Online resulting from increasing competition and as a result of the relative maturity of such game in our principal overseas markets; and

•

a 12.2% decrease in subscription revenue to Won 10,150 million (US$9,546 thousand) in 2012 from Won 11,556 million in 2011, resulting primarily from decreased revenue from Ragnarok Online in Korea and overall decline in revenue in the United States and Canada due mostly to the fact that Ragnarok Online has reached maturity in such markets though such decrease was substantially offset by the subscription revenues from Finding Neverland Online, which was commercially launched in Korea in January 2012.

Cost of revenues

Our cost of revenues increased by 44.0% to Won 34,906 million (US$32,830 thousand) in 2012 from Won 24,243 million in 2011, primarily due to:

•

a 149.1% increase in amortization on intangible assets to Won 6,452 million (US$6,068 thousand) in 2012 from Won 2,590 million in 2011 primarily resulting from amortization on capitalized development cost of Ragnarok Online II due to the commercial launch of the game in March 2012 as capitalized product development costs of a game are amortized and expensed after its commercial launch;

•

a 61.4% increase in commissions paid to Won 5,829 million (US$5,482 thousand) in 2012 from Won 3,612 million in 2011 mainly due to royalty payments related to the commercial launch of Ragnarok Online — Uprising: Valkyrie and Finding Neverland Online in May 2012 and January 2012, respectively; and

•

a 86.9% increase in outsourcing fee to Won 3,620 million (US$3,405 thousand) in 2012 from Won 1,937 million in 2011, which is mostly related to development of Ragnarok Online, Ragnarok Online II and mobile games.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit decreased by 31.2% to Won 22,875 million (US$21,513 thousand) in 2012 from Won 33,234 million in 2011. Our gross profit margin decreased to 39.6% in 2012 from 57.8% in 2011.

Operating expenses

Selling, general and administrative expenses.    Our selling, general and administrative expenses decreased by 10.8% to Won 20,310 million (US$19,102 thousand) in 2012 from Won 22,759 million in 2011, primarily due to:

•	a 13.5% decrease in salaries to Won 7,470 million (US$7,026 thousand) in 2012 from Won 8,634 million in 2011 primarily as a result of a decrease in the number of employees; and

•

a 18.3% decrease in professional service fees and commissions paid to Won 3,619 million (US$3,404 thousand) in 2012 from Won 4,429 million in 2011 primarily resulting from fees and expenses incurred in connection with advisory service for tax and legal consulting services in 2011, and a certain portion of the license fees for Weapons of the Gods we paid being treated as expenses due to the low likelihood of commercial service of the game in 2011, which did not occur in 2012.

Such decreases in selling, general and administrative expenses were partially offset by a 46.9% increase in advertising expenses to Won 4,585 million (US$4,312 thousand) in 2012 from Won 3,121 million in 2011, which mainly consist of marketing expenses for open beta testing and commercial launch of Finding Neverland Online and Ragnarok Online II.

Research and development expenses.    Our research and development expenses increased by 69.7% to Won 7,018 million (US$6,601 thousand) in 2012 from Won 4,136 million in 2011 due mainly to the increase in development expenses for mobile games.

Impairment loss on intangible assets.    We had Won 14,569 million (US$13,702 thousand) impairment loss on intangible assets in 2012 for capitalized research and development cost of Finding Neverland Online and intangible assets of East Road, Dragonica and Jeweled Planet, and goodwill of Gravity Games.

Operating income (loss) and operating profit margin

As a result of the cumulative effects of the reasons stated above, we recorded an operating loss of Won 18,494 million (US$17,395 thousand) in 2012, compared to an operating income of Won 3,161 million in 2011, and our operating profit margin was negative 32.0% in 2012.

Net other income

Our net other income decreased 53.6% to Won 871 million (US$819 thousand) in 2012 from Won 1,876 million in 2011 primarily due to decreased foreign currency income resulting from the appreciation of the Korean Won against the Japanese Yen and the U.S. dollar during 2012.

Income tax expenses (benefit)

We recorded an income tax expense of Won 2,584 million (US$2,430 thousand) in 2012, compared to an income tax benefit of Won 7,962 million in 2011, mostly due to the partial release of deferred tax assets of Gravity. Up to 2010, we had recognized full valuation allowance for the deferred tax assets of Gravity. However, in 2012, we recognized Won 7,214 million (US$6,785 thousand) or 34% of the deferred tax assets from tax credit carry forwards and Won 2,362 million (US$2,222 thousand) of net deferred tax assets from the other temporary differences, and in 2011, we recognized Won 7,937 million or 42% of the deferred tax assets from tax credit carry forwards and Won 2,182 million of net deferred tax assets from the other temporary differences.

Equity loss on investments

In 2011 and 2012, equity loss on investments represents the losses from the equity loss of Gravity EU SAS and Ingamba, and the loss incurred from a 16.39% partnership interest in Online Game Revolution Fund No. 1. The investments in Gravity EU SAS and Ingamba, in each of which our ownership is or was 25%, are accounted for as equity method investments. The Company cannot significantly influence the operation and financial policies of Online Game Revolution Fund No. 1 under the partnership agreement; however, we account for the investment under the equity method of accounting in accordance with ASC 323, Investment — Equity Method and Joint Ventures, which requires the use of equity method unless the investors’ interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” We recorded Won 70 million and Won 257 million (US$241 thousand) as equity loss of Gravity EU SAS in 2011 and 2012, respectively, Won 134 million and Won 25 million (US$24 thousand) as equity loss of Ingamba in 2011 and 2012, respectively, and Won 38 million and Won 51 million (US$48 thousand) as equity loss of the partnership of Online Game Revolution Fund No.1 in 2011 and 2012, respectively.

On December 31, 2010, the term of the partnership of Online Game Revolution Fund No. 1 expired and it is under liquidation during 2011, 2012 and 2013. The partnership had invested in eight games since its commencement of operations. We expect that the partnership will be able to sell certain games before the consummation of the liquidation and that the remaining disposable assets including cash and receivables will be distributed to each investor of the partnership upon dissolution. We have estimated that the Company’s share of such liquidation proceeds will be at least equal to the Company’s carrying value of its investments in Online Game Revolution Fund No. 1 at December 31, 2012. In May 2012, we sold our 25% equity interest in Ingamba to Stylonos Technologies Ltd., which resulted in Ingamba ceasing to be our affiliated company.

Non-controlling interest

Non-controlling interest represents the net income from NeoCyon, our 96.11%-held subsidiary and Gravity Games, our 50.83%-held subsidiary, attributable to third-party minority interest holders. We acquired 96.11% and 50.83% of the voting equity of NeoCyon and Gravity Games in 2005 and 2010, respectively.

Net income (loss) attributable to parent company

As a result of foregoing, we recorded a net loss attributable to parent company of Won 12,224 million (US$11,497 thousand) in 2012 compared to a net income attributable to parent company of Won 14,928 million in 2011.

RESULTS OF OPERATIONS: 2011 COMPARED TO 2010

The following table summarizes our results of operations for the periods indicated:

	Year Ended December 31,
	2010		2011		% Change
	(In millions of Won except for percentages)
Revenues:
Online games — subscription revenue	￦	9,908	￦	11,556	16.6%
Online games — royalties and license fees		32,132		35,552	10.6
Mobile games		9,188		9,293	1.1
Character merchandising, animation and other revenue		1,134		1,076	(5.1)

Total net revenue		52,362		57,477	9.8
Cost of revenue		20,873		24,243	16.1

Gross profit		31,489		33,234	5.5
Gross profit margin(1)		60.1%		57.8%
Operating expenses:
Selling, general and administrative		20,422		22,759	11.4
Research and development		4,652		4,136	(11.1)
Impairment losses on intangible assets		475		3,697	678.3
Gain on loss of control in a subsidiary		—		(548)	N/M
Settlement cost of litigation		—		29	N/M

Total operating expenses		25,549		30,073	17.7
Operating income		5,940		3,161	(46.8)
Operating profit margin(2)		11.3%		5.5%
Other income (expenses):
Interest income		1,946		1,844	(5.2)
Interest expense		(32)		(58)	81.3
Foreign currency income, net		96		180	87.5
Others, net		312		(90)	N/M

Total net other income		2,322		1,876	(19.2)
Income before income tax expenses (benefit) and equity loss on investments		8,262		5,037	(39.0)
Income tax expenses (benefit)		4,207		(7,962)	N/M

Income before equity loss on investments		4,055		12,999	220.6
Equity loss on investments, net(3)		(345)		(242)	(29.9)

Net income		3,710		12,757	243.9
Net income attributable to:
Non-controlling interest(4)		(20)		(2,171)	10,755.0

Parent company	￦	3,730	￦	14,928	300.2

Other comprehensive income (loss)
Foreign currency translation adjustment		290		(510)	N/M
Comprehensive income		4,000		12,247	206.2

Comprehensive income (loss) attributable to:
Non-controlling interest(4)		(20)		(2,171)	10,755.0

Parent company	￦	4,020	￦	14,418	258.7%

N/M = not meaningful

Notes:

(1)	Gross profit margin for each period is calculated by dividing gross profit by total net revenue for each period.

(2)	Operating profit margin for each period is calculated by dividing operating income by total net revenue for each period.

(3)	Represents the losses from our 16.39% equity investment in Online Game Revolution Fund No. 1, our 25% equity investment in Ingamba and our 25% equity investment in Gravity EU SAS. These investments were accounted for using the equity method of accounting.

(4)	Represents the non-controlling interest in NeoCyon, a 96.11%-held subsidiary acquired in December 2005 and Gravity Games, formerly Barunson Interactive, a 50.83%-held subsidiary acquired in October 2010.

Revenues

Our total revenues increased by 9.8% to Won 57,477 million in 2011 from Won 52,362 million in 2010, primarily due to:

•

a 16.6% increase in subscription revenue to Won 11,556 million in 2011 from Won 9,908 million in 2010. This 16.6% increase resulted primarily from (i) 23.8% increase in the revenues in Korea to Won 4,740 million in 2011 from Won 3,829 million in 2010 resulting from increased revenues from Ragnarok Online due to our ceasing subscription-based fee model and offering the game with free-to-play servers in November 2010, which only apply the micro-transaction model encouraging our users in Korea to play the game without paying subscription fees or buying playing time and to purchase in-game items, and (ii) a 25.0% increase in the revenues from Ragnarok Online, Dragon Saga, Requiem and R.O.S.E. Online in the United States and Canada to Won 5,832 million in 2011 from Won 4,664 million in 2010 due mostly to our ceasing subscription-based fee model of Ragnarok Online and offering the game with free-to-play servers in April 2011 and revenues from Dragon Saga, which was commercially launched in October 2010; and

•

a 10.6% increase in royalties and license fees to Won 35,552 million in 2011 from Won 32,132 million in 2010, which primarily resulted from increased revenues from Dragonica to Won 4,231 million in 2011 from Won 747 million in 2010 resulting from our acquisition of Gravity Games, the developer of Dragonica, in October 2010 and Won 1,106 million of revenues from H.A.V.E. Online, which was commercially launched in Japan in March 2011.

Such increase was partially offset by a 9.4% decrease in the revenues to Won 22,320 in 2011 from Won 24,637 million in 2010 from Ragnarok Online in Japan, due mainly to the fact that Ragnarok Online has reached maturity in the Japanese market and the Japanese users with high loyalty to the game are aging.

Cost of revenues

Our cost of revenues increased by 16.1% to Won 24,243 million in 2011 from Won 20,873 million in 2010, primarily due to:

•

a 21.1% increase in salaries to Won 11,003 million in 2011 from Won 9,088 million in 2010 primarily resulting from increase in salaries for NeoCyon and Gravity Games. The increase in salaries for NeoCyon of Won 1,050 million was primarily as a result of the number of staff in service division increasing constantly over the current period. The salaries for Gravity Games in 2010 only reflected the period after our acquisition in October 2010 whereas in 2011 such salaries were reflected for the full year; and

•

a 40.3% increase in commissions paid to Won 3,612 million in 2011 from Won 2,574 million in 2010 mainly attributable to royalty payment for H.A.V.E. Online as a result of its commercial launch in March 2011.

Such increases in cost of revenues were partially offset by a 17.2% decrease in outsourcing fees for NeoCyon to Won 1,937 million in 2011 from Won 2,339 million in 2010 due to decreased outsourcing fees related to games embedded in mobile phones as well as an increase in in-house game development.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 5.5% to Won 33,234 million in 2011 from Won 31,489 million in 2010. Our gross profit margin decreased to 57.8% in 2011 from 60.1% in 2010. The decrease in gross profit margin in 2011 compared with 2010 was primarily due to: (i) NeoCyon’s expanding business resulting in hiring more employees which caused an increase in the related costs; and (ii) the fact that the lower gross profit margin of Gravity Games was reflected only for the period after the acquisition in October 2010 whereas in 2011 it was reflected for the full year.

Operating expenses

Selling, general and administrative expenses.    Our selling, general and administrative expenses increased by 11.4% to Won 22,759 million in 2011 from Won 20,422 million in 2010, primarily due to:

•

a 52.5% increase in professional service fees and commissions paid to Won 4,429 million in 2011 from Won 2,904 million in 2010 primarily resulting from: (i) fees and expenses incurred in connection with advisory service for tax and legal consulting service; (ii) certain portion of the license fees for Weapons of the Gods we paid being treated as expenses due to the low likelihood of commercial service of the game; and (iii) increase in payment of gateway fees of Gravity Interactive due to increase in its revenues; and

•

a 68.4% increase in advertising expenses to Won 3,121 million in 2011 from Won 1,853 million in 2010, which mainly consist of marketing expenses for closed and open beta testing of Kun Woong Online and closed beta testing of Ragnarok Online II, and expenses related to the Ragnarok World Championship held in October 2011.

Such increases in selling, general and administrative expenses were partially offset by a 59.7% decrease in taxes and dues expenses to Won 373 million in 2011 from Won 925 million in 2010 primarily resulting from a tax examination with respect to transfer pricing adjustments between the actual transaction price and the estimated arm’s length price, which did not occur in 2011.

Research and development expenses.    Our research and development expenses decreased by 11.1% to Won 4,136 million in 2011 from Won 4,652 million in 2010, due to development expenses for a console game based on one of our online games in 2010, which decreased significantly in 2011. Such decrease in research and development expenses were offset by increased development expenses related to East Road and mobile games.

Impairment loss on intangible assets.    We had Won 3,697 million impairment loss on intangible assets in 2011 for capitalized research and development cost of Eternal Destiny, and intangible assets and goodwill of Dragonica.

Operating income and operating profit margin

As a result of the cumulative effects of the reasons stated above, we recorded an operating income of Won 3,161 million in 2011 compared to an operating income of Won 5,940 million in 2010 and our operating profit margin recorded at 5.5% in 2011.

Net other income

Our net other income decreased 19.2% to Won 1,876 million in 2011 from Won 2,322 million in 2010 primarily due to a gain of Won 335 million in 2010 on disposition of available-for-sale securities, which did not occur in 2011.

Income tax expenses (benefit)

We recorded an income tax benefit of Won 7,962 million in 2011, as compared to an income tax expense of Won 4,207 million in 2010, mostly due to the partial release of deferred tax assets of Gravity. Up to 2010, we had recognized full valuation allowance for the deferred tax assets of Gravity. However, from 2011, we concluded that Won 7,937 million or 42% of the deferred tax assets from tax credit carry forwards and Won 2,182 million of net deferred tax assets from the other temporary differences are realizable.

Equity loss on investments

In 2010, equity loss on investments represents the net loss incurred from a 16.39% partnership interest in Online Game Revolution Fund No. 1 and the equity income of Ingamba LLC, in which we invested Russian Ruble

13 million, which represents 25% of Ingamba’s total capital. The Company cannot significantly influence the operation and financial policies of Online Game Revolution Fund No. 1 under the partnership agreement. However, we account for the investment under the equity method of accounting in accordance with ASC 323, Investment — Equity Method and Joint Ventures, which requires the use of the equity method unless the investors’ interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” The investment in Ingamba is accounted for as an equity method investment. We recorded Won 358 million as equity loss of the partnership of Online Game Revolution Fund No. 1 and Won 13 million as equity income of Ingamba in 2010.

In 2011, equity loss on investments represents the losses from the equity loss of Ingamba and Gravity EU SAS, and the loss incurred from a 16.39% partnership interest Online Game Revolution Fund No. 1. In July 2011, Gravity EU SASU increased its capital stock and as a result of our participation in such capital increase together with Media-Participations Paris SA, Gravity EU SASU was converted into a joint venture company, Gravity SAS, in which our ownership is 25%. Therefore Gravity EU SAS was accounted for by using an equity method since August 2011. We recorded Won 134 million, Won 70 million and Won 38 million as equity loss of Ingamba, Gravity EU SAS, and the partnership of Online Game Revolution Fund No. 1, in 2011, respectively.

On December 31, 2010, the term of the partnership of Online Game Revolution Fund No. 1 expired and Online Game Revolution Fund No. 1 was under liquidation during 2011 and 2012. The partnership had invested in eight games since its operation. We expect that the partnership will be able to sell certain games before the consummation of the liquidation, the remaining disposable assets including cash and receivables will be distributed to each investor of the partnership upon dissolution. We have estimated that the Company’s share of such liquidation proceeds will be at least equal to the Company’s carrying value of its investments in Online Game Revolution Fund No. 1 at December 31, 2011.

Non-controlling interest

Non-controlling interest represents the net income from NeoCyon, our 96.11%-held subsidiary and Gravity Games, our 50.83%-held subsidiary, attributable to third-party minority interest holders. We acquired 96.11% and 50.83% of the voting equity of NeoCyon and Gravity Games in 2005 and 2010, respectively.

Net income attributable to parent company

As a result of foregoing, we recorded a net income attributable to parent company of Won 14,928 million in 2011 compared to a net income attributable to parent company of Won 3,730 million in 2010.

ITEM 5.B.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2010		2011		2012		2012(1)
							(Unaudited)
	(In millions of Won and thousands of US$)
Cash and cash equivalents at beginning of period	￦	51,333	￦	44,122	￦	42,430	US$	39,906

Net cash provided by (used in) operating activities		8,388		1,179		(726)		(683)
Net cash used in investing activities		(15,873)		(2,793)		(5,192)		(4,883)
Net cash provided by (used in) financing activities		275		(168)		125		118
Effect of exchange rate changes on cash and cash equivalents		(1)		90		(182)		(171)

Net decrease in cash and cash equivalents		(7,211)		(1,692)		(5,975)		(5,619)

Cash and cash equivalents at end of period	￦	44,122	￦	42,430	￦	36,455	US$	34,287

Note:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,063.24 to US$1.00, the noon buying rate in effect on December 31, 2012 as certified by the Federal Reserve Bank of New York for customs purposes.

Prior to the commercial launch of Ragnarok Online in August 2002, our principal sources of liquidity were cash from equity financing and incurrence of debt, including the debt we incurred from Play With Inc., formerly known as Sunny YNK Korea Inc. Following the commercial launch of Ragnarok Online, our principal sources of liquidity have been cash flows from our operating activities and equity financing and, to a lesser extent, short-term borrowings. Net cash used in investing activities has consisted primarily of investments in acquisition of interests in companies which develop online games or which provide related products and services. However, our net property and equipment increased from Won 2,731 million as of December 31, 2011 to Won 3,524 million (US$3,314 thousand) as of December 31, 2012 mainly due to the purchase of property and equipment amounting to Won 1,473 million (US$1,385 thousand). This increase is partially offset by depreciation of property and equipment totaling Won 1,903 million (US$1,790 thousand).

Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We deposit our cash in demand deposits, short-term financial instruments, which primarily consist of time deposits with maturity of one year or less, and money market funds with a rolling maturity of 90 days or less. Our short-term financial instruments increased from Won 12,500 million as of December 31, 2010 to Won 15,000 million as of December 31, 2011 and increased to Won 17,500 million (US$16,459 thousand) as of December 31, 2012. The increase in our short-term financial instruments in 2011 resulted from an increase in income from our business, and the increase in our short-term financial instruments in 2012 resulted from the conversion of cash and cash equivalents into short-term financial instruments.

The Company generates cash primarily through royalties and license fees, and subscription revenues from our online games in various countries as described in ITEM 5.A. “OPERATING RESULTS — OVERVIEW — Revenues.” The level of popularity of our games in the marketplace is a key factor in how much cash we can generate. Most of our cash disbursements relate to internal costs such as salaries and other overhead costs for game servicing, other selling, general and administrative activities, and R&D activities.

Cash flows from operating activities.    The decrease in net cash provided by our operating activities in 2012 as compared to 2011 was primarily the result of a net loss in 2012 compared to net income in 2011. The effect of this decrease was mitigated by the fact that the net loss in 2012 mostly resulted from impairment losses on intangible assets of Won 14,569 million (US$13,702 thousand) and depreciation and amortization of Won 8,339 million (US$ 7,843 thousand), both of which do not involve actual cash outflow. The decrease in net cash provided by our operating activities in 2011 as compared to 2010 reflected an adjustment of: (i) Won 5,987 million in other assets mostly consisting of a deposit with the court amounting to Won 4,140 million made in November 2011 with regards to the litigation filed by a former executive claiming our unauthorized withdrawal of funds from a subsidiary; (ii) Won 2,494 million in deferred revenue; and (iii) Won 1,366 million in accounts payable. This decrease was partially offset by Won 3,697 million for impairment losses on intangible assets.

Cash flows from investing activities.    Net cash used in investing activities in 2012 increased as compared to 2011 because there was no disposal of available-for-sale investments in 2012, while there was a disposal of available-for-sale investments which resulted in a cash inflow of Won 5,021 million in 2011. Net cash used in investing activities in 2011 decreased as compared to 2010 because there was no business acquisition or purchase of available-for-sale investments in 2011. In 2010, business acquisition and purchase of available-for-sale investments resulted in cash outflows of Won 11,277 million and Won 5,000 million, respectively.

Cash flows from financing activities.    The increase in net cash provided by our financing activities in 2012 as compared to 2011 reflected proceeds from borrowings of Won 353 million (US$332 thousand). This increase was offset by repayment of borrowings of Won 228 million (US$ 214 thousand). The increase in net cash used in our financing activities in 2011 as compared to 2010 reflected repayments of borrowings of Won 168 million.

Capital resources

As our overseas operations are conducted primarily through our subsidiaries and our overseas licensees, our ability to finance our operations and any debt that we or our subsidiaries may incur depends, in part, on the payment of royalties and other fees by our overseas licensees and, to a lesser extent, the flow of dividends from our subsidiaries.

As of December 31, 2012, our primary source of liquidity was Won 36,455 million (US$34,287 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities will be sufficient to meet our capital needs through at least the first quarter of 2014. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations.

As of December 31, 2011, Gravity Interactive, our subsidiary in the United States, issued an irrevocable letter of credit in the amount of US$250,000 to its landlord in relation to an office lease agreement, with no amounts drawn. A short-term investment valued at US$250,000 was provided to a bank as collateral for this letter of credit. Due to the termination of the lease agreement in 2012, there is no restricted bank deposit related to the agreement as of December 31, 2012.

We expect to have capital expenditure requirements for the ongoing expansion into other markets, including expenditures for expanding and upgrading our existing server equipment continuously, for developing new games internally, for acquiring and publishing third party games, or for investing in enhancing our technological, marketing, distributing and servicing capabilities. We believe that our internal cash flow from operations, together with our proceeds from our initial public offering in February 2005 will be sufficient to satisfy our working capital requirements through at least the first quarter of 2014, including our new game development expenditures.

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

Our research and development expenditures were Won 4,652 million, Won 4,136 million and Won 7,018 million (US$6,601 thousand) in 2010, 2011 and 2012, respectively. Our research and development expenses increased in 2012 due to the increase in development expenses for mobile games. Our research and development expenses decreased in 2011 as development expenses for a console game based on one of our online games in 2010 decreased significantly in 2011.

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

ITEM 5.F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our contractual cash obligations due by period as of December 31, 2012:

	Payments Due by Period
	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
	(In millions of Won)
Capital lease obligations	￦	370	￦	222	￦	148	￦	—	￦	—
Operating lease obligations		4,805		2,302		2,503		—		—
Purchase obligations		3,153		3,153		—		—		—
Accrued severance benefits		683		—		—		—		—

Total	￦	9,011	￦	5,677	￦	2,651	￦	—	￦	—

Long-term debt obligations.    We have financed our operations primarily through incurrence of debt from financial institutions, cash flows from operations as well as equity investments by our founder and current shareholders. As such, there are currently no long-term debt obligations.

Capital lease obligations.    In December 2007, Gravity Interactive entered into a capital lease agreement with respect to the open beta testing server for the commercial distribution of Requiem, with a total lease payment of US$270,666 (Won 253 million) over a period of two years. In 2008, this capital lease agreement was amended, thereby decreasing the total lease payment by US$139,760 (Won 176 million) to US$130,906 (Won 165 million). We also entered into additional capital lease agreements to utilize more assets including servers during the year, which increased the total capital lease payment by US$123,195 (Won 143 million), US$326,440 (Won 369 million), US$92,610 (Won 107 million) and US$270,081(Won 287 million) in 2009, 2010, 2011 and 2012, respectively. In 2008, we made principal and interest payments of US$79,811 (Won 101 million) and US$26,082 (Won 33 million), respectively. In 2009, we made principal and interest payments of US$152,656 (Won 178 million) and US$32,616 (Won 38 million), respectively. In 2010, we made principal and interest payments of US$123,978 (Won 140 million) and US$27,879 (Won 32 million), respectively. In 2011, we made principal and interest payments of US$151,370 (Won 175 million) and US$52,425 (Won 61 million), respectively. In 2012, we made principal and interest payments of US$202,711 (Won 216 million) and US$36,312 (Won 39 million), respectively.

Operating lease obligations.    With respect to our operating lease obligations, the lease payments due by December 31, 2013 are Won 2,178 million and Won 124 million for our principal offices in Seoul and offices for our subsidiary in the United States, respectively. The lease terms expire in December 2014 and July 2016 for our principal offices in Seoul and offices for our subsidiary in the United States, respectively. The renewal terms in all of the leases are subject to market conditions.

Purchase Obligations.    In September 2010, we entered into an agreement with Shanghai Nineyou Interactive Community and Media Co., Ltd., and its two affiliates, Shanghai Nineshine Information Technology Co., Ltd. and HitNorth International Limited, to publish Weapons of the Gods, a game being developed by HitNorth International Limited. As of December 31, 2012, the game is under development and we are to pay the remaining license fee in installments based on the progress of the development of the game. In December 2011, we entered into an agreement to publish a Web browser-based game. As of December 31, 2012, the game is under development, and we have booked a certain portion of the license fee we paid as advance payment. We are to pay the remaining license fee in installments based on the progress of the development of the game. In April 2012 and November 2012, we entered into agreements with L-Time Games Co., Ltd. to publish Steal Fighter in Korea, and in Taiwan and China, respectively. As of December 2012, the game is under development and we have booked a certain portion of the license fee we paid as advance payment. We are to pay the remaining license fee in installments based on the progress of the development of the game and the progress of entering into sublicense agreements for the game in Taiwan and China. In August 2012, we entered into an agreement with GungHo to co-develop Ragnarok Odyssey Ace. As of December 2012, the game is under development and we are to pay our portion of the development costs of the game in installments based on the progress of the development of the game. In October 2012, we entered into an agreement with Weaver Interactive Inc. that granted us the right to publish and distribute Requiem Returns W worldwide, which was amended to exclude Korea from the service territories in January 2013. As of December 2012, the game is under development and we have booked a certain portion of the license fee we paid as advance payment. We are to pay the remaining license fee in installments based on the progress of the development of the game.

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

Accrued severance benefits.    Employees and executive officers with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with us based on the length of service and their rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of ASC 715, Compensation-Retirement Benefits. As severance benefits have no specific maturities, they are not allocated to the table that sets forth a summary of our contractual cash obligations due by period as of December 31, 2012.

Other Commitments and Liabilities

For a description of our commercial commitments and contingent liabilities, see Note 12 to our consolidated financial statements included in this annual report. For a description of our legal proceedings, see ITEM 8.A. “CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION — LEGAL PROCEEDINGS.”

ITEM 5.G.	SAFE HARBOR

See “FORWARD-LOOKING STATEMENTS.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors and executive officers as of March 31, 2013. The business address of all of our directors and executive officers is our registered office at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795, Korea.

Name	Age	Position
Hyun Chul Park	40	Chief Executive Officer
Yoshinori Kitamura	45	Chairman of the Board of Directors and Chief Operating Officer
Heung Gon Kim	47	Chief Financial Officer
Kazuki Morishita	39	Executive Director
Kazuya Sakai	48	Executive Director
Jong Gyu Hwang	43	Independent Director
Doo Hyun Ryu	52	Independent Director
Jung Yoo	52	Independent Director

Hyun Chul Park has served as our Chief Executive Officer since March 2011 and was an officer of our corporate management office from May 2009 to March 2011. Mr. Park has also been a Director of Gravity Games since October 2010. He has been a Director and Chief Operating Officer of NeoCyon since December 2009 and April 2012, respectively, and was Chief Strategy Officer of NeoCyon from October 2010 to March 2012. He has been general manager of International Business Division at GungHo Online Entertainment, Inc. since September 2007. He worked as a general manager of Content Producing Department of SEGA Networks (China) Co., Ltd. from July 2005 to September 2007 and a manager of Asia Division at SEGA Corporation from April 2004 to July 2005. He was a manager of Overseas Marketing Team at ActozSoft Co., Ltd. from October 2002 to March 2004 and at Siementech Co., Ltd. from October 2001 to October 2002. He worked at Engineer Team of Toyota Vista Tokyo Co., Ltd. from April 1998 to July 2001. Mr. Park obtained an associate degree in Automotive Maintenance from Tokyo College of Technology, currently, Tokyo College of Automotive Technology.

Yoshinori Kitamura has served as our Executive Director since March 2008, Chief Operating Officer since June 2008 and Chairman of the Board of Directors since April 2011. Mr. Kitamura has also been a Director and Chief Executive Officer of NeoCyon since October 2008 and since October 2009, respectively, and a Director of Gravity Games since October 2010 and a Director of Gravity EU SAS since July 2011. He has been Chief Executive Officer of Gravity Entertainment and Gravity Interactive since March 2008 and July 2008, respectively. Mr. Kitamura has also been a Director and Executive General Manager of International Business Division at GungHo Online Entertainment, Inc. since March 2006 and June 2007, respectively, and was an Executive General Manager of the Marketing Division at GungHo Online Entertainment, Inc. from February 2003 to June 2007. He worked as a Director of GungHo Online Entertainment Korea, Inc. and GungHo Works, Inc. from March 2007 to October 2008 and from March 2008 to June 2008, respectively. Mr. Kitamura was a Director of L5 Games Inc. from July 2008 to its liquidation in August 2008. Mr. Kitamura also worked at NC Japan K.K. as marketing manager from January 2002 to January 2003 and ICC Corporation as business development manager from September 1999 to December 2001. Mr. Kitamura holds a bachelor’s degree in English Language and Literature from Bunkyo University.

Heung Gon Kim has served as our Chief Financial Officer since September 2008. Mr. Kim has also been Chief Financial Officer and a Director of Gravity Interactive since June 2009 and March 2011, respectively. Mr. Kim has been a Director and Chief Executive Officer of Gravity Games since October 2010 and March 2013, respectively. Mr. Kim has also been a Director of Gravity Entertainment since March 2011. He has been a Director and Chief Financial Officer of NeoCyon since March 2011 and May 2011, respectively. Mr. Kim was a general manager of our financial management division and accounting & treasury department from March 2007 to September 2008 and from September 2006 to March 2007, respectively. He also worked as a manager of our accounting team from April 2004 to September 2006. Mr. Kim worked at Modottel, Inc. as accounting team manager from June 2002 to April 2004. Mr. Kim holds a bachelor’s degree in Accounting from Chungang University.

Kazuki Morishita has served as our Executive Director since March 2008. Mr. Morishita has also been the President and Chief Executive Officer of GungHo Online Entertainment, Inc. since January 2004 and was Chief Operating Officer of GungHo Online Entertainment, Inc. from August 2002 to January 2004. In addition, he has been a director of Acquire Corp. since October 2011 and he was a director of Game Arts Co., Ltd. from December 2005 to March 2008 and has been the President of Game Arts Co., Ltd. since March 2008. Mr. Morishita has also been a director of GungHo Online Entertainment America, Inc., Overdriver Game Technologies Ltd. and Grasshopper Manufacture, Inc. since March 2012, June 2012 and February 2013, respectively. Mr. Morishita was the Chairman of GungHo Works, Inc. from October 2007 to December 2009 and a Director of GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008. He also was a general manager of the E-service department at OnSale, Inc. from May 2001 to August 2002. Mr. Morishita served as Director of Kickers Network, Inc. from December 2000 to April 2001 and as Director of Dolphin Net, Inc. from March to November in 2000. Mr. Morishita worked as chief of the system sales department at Softcreate Co., Ltd. from July 1996 to February 2000. Mr. Morishita graduated from the High School Affiliated with Chiba University of Commerce.

Kazuya Sakai has served as our Executive Director since March 2009. Mr. Sakai has also served as Chief Financial Officer, Director and Investor Relations Officer of GungHo Online Entertainment, Inc. since April 2004, March 2005 and July 2011, respectively. He has also been the auditor of Acquire Corp. since October 2011 and was a Director of Gravity Entertainment from March 2008 to March 2011. Mr. Sakai has been a director of GungHo Online Entertainment America, Inc., Overdriver Game Technologies Ltd. and Grasshopper Manufacture, Inc. since March 2012, June 2012 and February 2013, respectively. Mr. Sakai was Chief Executive Officer of Capri, Inc. from October 2008 to December 2009. Mr. Sakai was a Director of GungHo Works, Inc. from October 2007 to December 2009. Mr. Sakai was a Director of GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008 and Chief Executive Officer in October 2008 to its liquidation in October 2008. He was Chief Executive Officer of GungHo Asset Management, Inc. from January 2007 to October 2008. Mr. Sakai served as a general manager of Administration Division, Director and Chief Executive Officer of Expression Tools, Inc. from January 1993 to March 1996, from April 1996 to April 2000, and from April 2000 to November 2003, respectively. He worked at The Kyushu Sogo Bank, Ltd., currently, The Shinwa Bank, Ltd., from April 1987 to December 1992. Mr. Sakai graduated from Kyushu Sangyo University with a bachelor’s degree in Commercial Science.

Jong Gyu Hwang has served as our Independent Director since June 2009. Mr. Hwang has served as a Director and Chief Operating Officer at Mungyung Monorail, a wholly-owned subsidiary of Korea Monorail, since 2007. He has also served as Compliance Auditor at E-Frontier, Inc. since 2000 and as Auditor at Korea Urban Railway Association since 2009. Mr. Hwang has served as a Director since 2009 and was a Director from 2006 to 2007 of Korea Monorail. He worked as an attorney at the Attorney General’s Office in Massachusetts in the United States in 2005. He was also an investigation officer of Special Investigation Department at Seoul Central District Prosecutors’ Office of the Ministry of Justice of Korea from 1995 to 2000 and worked at the Korean Residents Union in Japan from 1994 to 1995. Mr. Hwang received an LL.B. degree from Tokyo University and an M.P.A. degree from Kennedy School of Government at Harvard University. Mr. Hwang also received an LL.M. degree from Boston University School of Law. Mr. Hwang is a member of the New York State Bar Association.

Doo Hyun Ryu has served as our Independent Director since March 2011. Mr. Ryu has been a Partner, the head of International Legal and Business Affairs Team and a branch manager of the Vietnam Office of Logos Law, LLC since May 2010. He also previously worked at Logos Law, LLC as a Partner from June 2001 to May 2008, a branch manager of the Vietnam Office from May 2006 to May 2008 and a branch manager of the Cambodia Office from December 2007 to May 2008. He has served as an arbitrator of the Korean Commercial Arbitration Board since June 2011. He has also been a member of Legal Services Development Committee of the Korean Bar Association since March 2005. Mr. Ryu was a head of Management & Legal Department at Hyundai Card Co., Ltd. and Hyundai Capital Services, Inc. from May 2008 to April 2010 and a member of Information Department Committee at Hyundai Motor Group from June 2008 to April 2010. He worked as Compliance Officer of Financial Department of the Federation of Korean Industries from June 2008 to April 2010 and a member of the Special Committee for Revision of Credit-Specialized Financial Business Act at the Financial Services Commission of Korea from October 2008 to January 2010. Mr. Ryu was an Independent Director of Interactivy, Inc. from April 2007 to May 2008. He was a member of Korea IT International Cooperation Agency from August 2006 to May 2008 and a member of Readers Committee of the Korea JoongAng Daily from October 1999 to October 2000. Mr. Ryu is a member of the Korea Bar Association.

Mr. Ryu obtained an LL.B. degree from Seoul National University. Mr. Ryu also completed an Advanced Economists Program at the graduate school of Economics of Yonsei University.

Jung Yoo has served as our Independent Director since March 2011. Mr. Yoo has been Representative Partner of Samhasa GP since June 2007 and a member of the Board of Trustees of Euidang Foundation since August 2007. He was an Advisor of TCAD International, Inc. from March 2008 to March 2010 and an Independent Director of NHN Japan Corporation from September 2004 to April 2006. Mr. Yoo was a Managing Director of PCCW Japan Ltd., from June 2000 to March 2007. He was a Partner of Pacific Cyber-Venture Co., Ltd. from June 2000 to August 2002 and a Director of Techno-Venture Co., Ltd. from June 2000 to August 2002. Mr. Yoo worked at Credit Suisse Trust and Banking Co., Ltd. from August 1998 to March 2000, Bain & Company Japan, Inc. from August 1996 to May 1998 and SK Securities Co., Ltd. from September 1991 to November 1994. Mr. Yoo received a B.A. degree in East Asian Languages and Cultures from University of Southern California, an M.A. degree in Commerce from Waseda University and an MBA degree from INSEAD.

ITEM 6.B.	COMPENSATION

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2012, the aggregate amount of compensation paid by us to all directors and executive officers was Won 1,099 million (US$1,034 thousand). At our general meeting of shareholders held on March 27, 2013, our shareholders approved an aggregate amount of up to Won 1,400 million (US$1,317 thousand) as compensation for our directors for 2013.

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

CORPORATE GOVERNANCE PRACTICES

Our ADSs are listed on the NASDAQ stock market and we are subject to the NASDAQ listing requirements applicable to foreign private issuers. NASDAQ’s corporate governance practice rules provide that a foreign private issuer may elect to follow its home country practices in lieu of the requirements under NASDAQ Marketplace Rule 5600 Series, subject to certain exceptions and to the extent such practices are not prohibited by home country law. The home country practices that we follow in lieu of NASDAQ Marketplace Rule 5600 Series are described below, including certain new rules that we have been following since the amendment to the Korean Commercial Code went into effect on April 15, 2012.

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

•

In lieu of the requirement that shareholder approval be obtained prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another corporation; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements, as specified in NASDAQ Marketplace Rule 5635, we require a resolution to be adopted at the general meeting of shareholders when necessary under Korean law, including, for example, if an issuance of securities is related to the acquisition of all or a part of the business of another corporation which significantly affects the business of the Company.

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

•

Under Korean law, we are not required to solicit proxies nor provide proxy statements in connection with any general meeting of shareholders. For shareholders holding only our common shares, we do not solicit proxies from nor provide proxy statements to such shareholders. For holders of our ADSs, our depositary, The Bank of New York Mellon, provides proxy statements to, and solicits proxies from, such holders, which proxies will be voted by the Korea Securities Depository, or the KSD, on behalf of the holders at the general meeting of shareholders.

•

Under Korean law, the following categories of individuals or entities are required to make a disclosure to our board of directors and receive the approval of two-thirds or more of the incumbent directors before entering into a transaction with us, and it is required that both the procedures and the substantive terms of the transaction are fair to us:

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

•

Under Korean law and our articles of incorporation, if a director intentionally or negligently performs an act in violation of the applicable laws and regulations or the articles of incorporation or neglects his or her duties, such director shall be liable for damages to the company. However, unless a director causes damage to the company by willful misconduct or gross negligence, his or her liability will be limited by an applicable exemption of, in the case of a non-independent director, any liability which exceeds six times his compensation (including bonuses and benefits from exercise of stock options) for the past one year from the date on which the director caused such damage, and, in the case of an independent director, any liability which exceeds three times his compensation (including bonuses and benefits from exercise of stock options) for the past one year from the date on which the director caused such damage.

•

Under Korean law and our articles of incorporation, the audit committee may, if necessary, demand that the chairman of the Board of Directors convene a meeting of the Board of Directors, and if the chairman fails to convene a meeting without delay, the audit committee may directly convene a meeting of the Board of Directors.

•

Under Korean law and our articles of incorporation, the general meeting of shareholders shall, in principle, have the authority to provide final approval of our financial statements and dividends. However, our Board of Directors may choose to have final approval of our financial statements and dividends if (i) an external auditor gives an unqualified opinion to the financial statements and (ii) all members of the audit committee unanimously agree.

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

Each of our directors is elected for a term of one year, which may be extended until the close of the annual general meeting of shareholders convened in respect to the last fiscal year of such director’s term. However, directors may serve any number of consecutive terms and may be removed from office at any time by a special resolution adopted at a general meeting of shareholders, which requires approval by the holders of at least two-thirds of the voting shares present or represented at the meeting and at least one-third of our total voting shares then issued and outstanding.

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

As of December 31, 2012, we, not including our subsidiaries, had 331 full-time employees, of whom 328 were located in Korea and three were stationed overseas, either working with our subsidiaries or supporting our overseas licensees. The total number of employees slightly decreased in 2012 due to completion of developing the commercial version of Ragnarok Online II and discontinuation of services for some games, such as Canaan in June 2012 and Kun Woong Online in August 2012. The following table sets forth the number of our employees by department as of the dates indicated:

	December 31,
	2010	2011	2012
Senior management	13	11	9
Finance	18	14	17
Marketing	50	68	64
Game development and support	280	264	241

Total	361	357	331

As of December 31, 2012, we had 20 temporary employees consisting of three contract-based employees and 17 outsourced employees.

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

In addition, as of December 31, 2012, our subsidiaries had the number of employees as set forth in the following table:

	December 31,
	2010		2011		2012
Gravity Interactive, Inc.(1)	33	{3}	33	{3}	28	{2}
Gravity Entertainment Corporation	—		—		—
Gravity Middle East & Africa FZ-LLC	—		—		—
NeoCyon, Inc.(1)	67	{8}	119	{9}	152	{10}
Gravity Games Corporation(1)	74	{6}	85	{4}	80	{4}

Total	174		237		260

Note:

(1)	The number in {} is the number of employees (who are included in the total number) seconded from us.

Gravity Entertainment does not have any employees because it has no significant operations. Gravity Middle East & Africa went into liquidation proceedings in the United Arab Emirates in September 2008. None of the employees of Gravity Interactive, NeoCyon or Gravity Games is represented by a labor union or covered by a collective bargaining agreement.

We have entered into a standard annual employment contract with most of our officers, managers and employees. These contracts include a covenant that prohibits the relevant officer, manager or employee from engaging in any activities that compete with our business during, and for six months after, the period of their employment with our company.

Under the severance payment plan that we have established in accordance with the Employee Retirement Benefit Security Act, employees with more than one year of service with us are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by the number of continuous years of employment. As of December 31, 2012, we provided Won 683 million (US$642 thousand) to 232 employees as severance payment, being 100% of our severance liability as of such date.

Pursuant to the Korean National Pension Law, we are required to pay 4.5% of each employee’s standard monthly income to the National Pension Corporation. Our employees are also required to pay 4.5% of their standard monthly income to the National Pension Corporation each month. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. Our employees can receive pension payments upon making a claim when they reach a certain age or lose all or part of their income due to disability, such as by receiving age pension payments when they reach the age of 60 after being registered for the national pension plan for at least 10 years and disability pension payments when a disease or illness acquired during the time they were registered for the national pension plan leaves a disability even after the disease or illness that originally caused the disability is cured. The total amount of contributions we made to the National Pension Corporation in 2010, 2011 and 2012 was Won 973 million, Won 1,046 million and Won 1,047 million (US$985 thousand), respectively.

ITEM 6.E.	SHARE OWNERSHIP

None of our current directors or officers beneficially owns our common shares.

Stock option plan

Under our articles of incorporation, we may grant options for the purchase of our shares to certain qualified directors, officers and employees. Set forth below are the details of our stock option plan as currently contained in our articles of incorporation:

•

Stock options may be granted to our officers and employees who have contributed or are qualified to contribute to our establishment, management and technical innovation. Notwithstanding the foregoing, no stock options may be granted to any person who is (i) our largest shareholder, (ii) a holder of 10% or more of our shares outstanding, (iii) certain specially related persons of the person set forth in (i) and (ii) above, or (iv) a shareholder who would own 10% or more of our shares upon exercise of options granted under the stock option plan. Provided, however that, those who fall under the specially related persons upon becoming one of the officers of the concerned company (includes part-time officers of the affiliated company) shall be excluded from item (iii) above;

•

Stock options may be granted by a special resolution of our shareholders with the aggregate number of shares issuable not to exceed 10% of the total number of our then issued and outstanding common shares;

•	Upon exercise of stock options, we deliver our common shares or pay in cash the difference between the market price of our shares and the option exercise price;

•

The number of officers and employees subject to grant of stock options shall not exceed 90% of the currently employed officers and employees, and the stock option granted to an officer or an employee shall not exceed 10% of the total issued and outstanding stocks;

•

Stock options granted under the stock option plan, in case new shares are issued, have a minimum exercise price equal to the higher of (i) the market price of our shares calculated pursuant to the method under the Inheritance and Gift Tax Law and (ii) the par value of our shares, and in other cases, have a minimum exercise price equal to or higher than the market price of our shares calculated pursuant to the method under the Inheritance and Gift Tax Law;

•

Stock options may be exercisable by a person who is granted a stock option and has served for the Company for two or more years from the date of the resolution set forth above; provided, that stock options may be exercised by, or on behalf of, a person that dies, retires or resigns due to any cause not attributable to himself/herself before the two years from the date of the resolution set forth above;

•	Stock options can vest after two years from the stock option grant date and can be exercised up to five years from the vesting date; and

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

Each stock option confers the right on the grantee to purchase one share of our common stock at the exercise price. On December 24, 2004, our shareholders approved the implementation of our employee stock option plan and the granting of stock options under this plan to our directors, officers and employees. All the stock options granted on December 24, 2004 have expired. There are no stock options exercisable as of December 31, 2012.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.	MAJOR SHAREHOLDERS

The table below sets forth information known to us with respect to the beneficial ownership of our common shares as of March 31, 2013, by each person known to us to own beneficially 5% or more of our common shares based on 6,948,900 of our common shares outstanding. None of our common shares entitles the holder to any preferential voting rights. Beneficial ownership is determined in accordance with the Exchange Act and the rules and regulations promulgated thereunder, and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities.

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

On October 19, 2007, EZER entered into an accord and satisfaction agreement (the “Accord and Satisfaction Agreement”) with SAM, whereby, EZER agreed to transfer to SAM 3,640,619 shares of our common stock in partial satisfaction of EZER’s obligations under the EZER Series One Corporate Bond held by SAM, in an amount of JPY5,869,244,308 on the later to occur of (i) November 20, 2007 and (ii) the date the Korean Fair Trade Commission approved the transfer of such shares (the “Closing Date”) based upon the NASDAQ Official Closing Price of our common stock on the day prior to the Closing Date.

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

GungHo is 18.50% held by Heartis and 8.10% by Asian Groove. Taizo Son, the Chairman of GungHo, controls Heartis through his 100% ownership of the issued share capital of Inter Operations, which owns 100% of the issued share capital of Heartis. Taizo Son also controls Asian Groove by directly owning 33.3% of the issued share capital of Asian Groove and indirectly owning, through his ownership of Inter Operations, a further 33.3% of Asian Groove. Taizo Son also controls Key Light, Inc. which owns 0.86% of GungHo and directly owns 0.33% of GungHo. Thus, Taizo Son directly and indirectly owns or controls 27.80% of the issued share capital of GungHo.

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

To the best of our knowledge, as of December 31, 2012, approximately 47.1% of our common shares were held in the United States (in the form of ADSs). Also to the best of our knowledge, we had approximately 2,377 beneficial holders of our shares (in the form of ADSs) in the United States as of December 31, 2012.

ITEM 7.B.	RELATED PARTY TRANSACTIONS

Relationship with GungHo Online Entertainment, Inc.

On April 1, 2008, GungHo acquired 3,640,619 shares of our common stock, which was approximately 52.4% of our total shares. On June 23, 2008 and June 24, 2008, GungHo acquired our ADSs representing 450,554.25 and 30,565.25 shares of the Company, respectively. As of March 31, 2013, GungHo beneficially owns approximately 4,121,739 shares of the Company’s common stock, constituting approximately 59.3% of the total issued and outstanding common shares.

In July 2002, we entered into an agreement with GungHo, formerly known as OnSale, Inc., for the service and distribution of Ragnarok Online in Japan, which was renewed in 2004, 2006, 2009 and 2012. We also entered into a software licensing agreement with GungHo in December 2005 for the right to publish and distribute Emil Chronicle Online worldwide, except for Japan, which was renewed in 2006, 2010, 2011 and 2012. We entered into a license and distribution agreement for Ragnarok Online II with GungHo in September 2006. In January 2010, we entered into an agreement with Game Arts Co., Ltd., a 97.88% owned subsidiary of GungHo, to develop Ragnarok Odyssey, an action game on the PS Vita platform based on Ragnarok Online. The agreement was terminated upon mutual agreement in December 2010 and we subsequently entered into a co-development agreement with GungHo for the game, which was amended in March 2011 and November 2011. In April 2010, we entered into a licensing agreement with GungHo to develop and distribute Double Dragon II, a game for Microsoft’s Xbox Live Arcade. We entered into a license and distribution agreement with GungHo to distribute H.A.V.E. Online, which is currently serviced under the name Toy Wars, in Japan in August 2010. We also entered into agreements with GungHo for development and distribution of Ragnarok: The Princess of Light and Darkness, a tactical role playing game for PSP based on Ragnarok Online, in

September 2010, which was amended in November 2010. We entered into a development agreement and a license and distribution agreement of a Web browser-based game in Japan with GungHo in March 2012 and in April 2012, respectively, and the development agreement was amended in July 2012 and March 2013. In August 2012, we entered into a co-development agreement with GungHo to develop Ragnarok Odyssey Ace, an expansion pack of Ragnarok Odyssey for the PS Vita platform, which was amended in January 2013.

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

Relationship with SoftBank Corporation

SoftBank BB Corp., or SoftBank BB, a corporation organized under the laws of Japan, and wholly-owned subsidiary of SoftBank Corporation, or SoftBank, a corporation organized under the laws of Japan, owns 33.64% of the issued share capital of GungHo. SoftBank Mobile Corp., or SoftBank Mobile, a corporation organized under the laws of Japan, and wholly-owned subsidiary of SoftBank, owns 6.37% of the issued share capital of GungHo. Heartis, which owns 18.50% of the issued share capital of GungHo, exercises the voting rights in all of the shares of GungHo it holds in accordance with the instructions of Masayoshi Son, the Chairman, Chief Executive Officer and controlling shareholder of SoftBank, SoftBank BB and SoftBank Mobile, and is also brother to Taizo Son, who directly and indirectly owns or controls 27.80% of the issued share capital of GungHo. Therefore, SoftBank represents 58.51% of the voting rights in GungHo.

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

Relationship with Gravity Interactive, Inc.

In April 2003, we entered into an agreement with Gravity Interactive, formerly known as Gravity Interactive, LLC, for the service and distribution of Ragnarok Online in the United States and Canada pursuant to which Gravity Interactive agreed to remit dividends to us based on a percentage of earnings. After Gravity Interactive changed their form to an incorporated company in January 2006, we entered into an agreement with Gravity Interactive for the service and distribution of Ragnarok Online in the United States and Canada pursuant to which Gravity Interactive agreed to remit royalties to us instead of dividends, which was amended in January 2008 to include Australia and New Zealand as service countries and renewed in January 2009. The agreement was amended in September 2009 to include India as a service country and in October 2009 to change the term of royalty payment remittance from monthly to quarterly basis. The agreement was renewed in January 2011 and January 2013.

Also, we entered into an agreement with Gravity Interactive for the service and distribution of R.O.S.E. Online in the United States, Canada and Mexico in January 2006 and all the right of R.O.S.E. Online for the United States, Canada and Mexico were transferred to Gravity Interactive in June 2007. In February 2010, we entered a game transfer agreement with Gravity Interactive and transferred all the rights of R.O.S.E. Online for the United Kingdom and 39 other European countries. We entered into an agreement with Gravity Interactive for the service and distribution of Requiem in the United States and Canada in February 2008, which was amended in December 2009 to include the United Kingdom and 39 other European countries as service countries, which was further amended in March 2010 to exclude Moldova, where Requiem was already commercially offered by Gravity CIS and to change the term of royalty payment remittance from monthly to quarterly basis. Our license and distribution agreement for Requiem with Gravity Interactive was amended in June 2011 to include Mexico and 23 other Central and South American countries as service countries and further amended in October 2011 to include Korean as service language and to distribute Requiem worldwide except for the existing licensed territories in which we have already granted licenses for Requiem game service to local licensees. The license and distribution agreement for Requiem with Gravity Interactive was renewed in June 2012. In September 2010, we entered into a license and distribution agreement with Gravity Interactive, which was amended in April 2011, to distribute Dragonica in the United States and Canada. We entered into a license and distribution agreement with Gravity Interactive to distribute Eternal Destiny in North America excluding the Canadian province Quebec in January 2011. In February 2012, we entered into a license agreement with Gravity Interactive to distribute a Web-browser based version of Emil Chronicle Online, worldwide except for Japan, through certain designated Web sites, which was renewed in February 2013. We also entered into a license and distribution agreement with Gravity Interactive to distribute Maestia in the United States and Canada in June 2012. We entered into a license and distribution agreement with Gravity Interactive in March 2013 to distribute Ragnarok Online II in the United States, Canada and 28 European countries and markets.

On September 3, 2012, we extended a loan in the amount of US$1,500,000 to Gravity Interactive at an annual interest rate of 4% payable monthly in arrears. As of March 31, 2013, the total outstanding loan amount to Gravity Interactive was US$1,500,000.

Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, and Mr. Heung Gon Kim, our Chief Financial Officer, have been Chief Executive Officer, and Director and Chief Financial Officer of Gravity Interactive, respectively.

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

On October 1, 2004, we granted a license for Ragnarok Online to the joint venture in order for the joint venture to produce Ragnarok the Animation. Pursuant to an arrangement between Gravity Entertainment and the joint venture, Gravity Entertainment is required to remit 70% of the revenues from its animation business to the joint venture. As of December 31, 2012, the amount due and payable to the joint venture by Gravity Entertainment amounted to nil. Pursuant to an export and copyright authorization agreement between Gravity Entertainment and the Company, effective in April 2004, we have the exclusive license to sell Ragnarok the Animation to countries in Southeast Asia, which include Vietnam, Laos, Cambodia, Thailand, Malaysia, Singapore, Indonesia, the Philippines, Taiwan, China and Hong Kong.

Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, has been Chief Executive Officer and Mr. Heung Gon Kim, our Chief Financial Officer, has been Director of Gravity Entertainment.

Relationship with NeoCyon, Inc.

We acquired 96.11% of the outstanding common stocks of NeoCyon for an aggregate purchase price of Won 7,716 million in cash pursuant to a series of share purchase transactions which took place in November and December 2005. In September 2006, we entered into an agreement regarding mobile publishing with NeoCyon under which they have been remitting royalties to us, and which was amended in December 2006, January 2007, May 2007 and February 2009, and renewed in September 2010 and September 2012. In February 2008, we entered into a subletting agreement with NeoCyon to sublease 3,914 square feet of office space to NeoCyon. We entered into amendments to the subletting agreement in April 2012 and December 2012 to sublease an additional 2,135 and 2,811 square feet of office space to NeoCyon. In February 2013, we renewed the subletting agreement with NeoCyon to sublease the 8,860 square feet of office space to NeoCyon. We entered into an agreement with NeoCyon in March 2011 to develop and distribute Ragnarok Online Guild Masters worldwide.

Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, Mr. Hyun Chul Park, our Chief Executive Officer, and Mr. Heung Gon Kim, our Chief Financial Officer, have been Chief Executive Officer, Director and Chief Operating Officer, and Director and Chief Financial Officer of NeoCyon, respectively.

Relationship with Gravity CIS Co., Ltd. and Gravity RUS Co., Ltd.

In September 2006, we acquired 100% of the voting shares of Gravity CIS Co., Ltd., formerly known as Gravity CIS, Inc., formerly Mados, Inc., from Cybermedia International, Inc., a former subsidiary of NeoCyon, Inc. In October 2007, we founded Gravity RUS and acquired 99.99% of the voting shares and transferred 100% of the voting shares of Gravity CIS to Gravity RUS in December 2007. Gravity CIS changed to a limited liability company in November 2007. We provided a loan in the amount of US$1.5 million to Gravity CIS on February 28, 2006 and made an additional loan in the amount of US$0.5 million on February 10, 2007 at an annual interest rate of 4.9% payable monthly in arrears, which was extended on February 11, 2010. We entered into a share transfer agreement with Gravity CIS in December 2010 to purchase its 25% ownership in Ingamba and an offset agreement in May 2012 to offset the share purchase consideration against all the outstanding debt and accrued interest of Gravity CIS, resulting in the existing loan amount due from Gravity CIS being decreased to nil. In October 2006, an agreement with NeoCyon for the service and distribution of Ragnarok Online in Russia, which was entered into in December 2004, was transferred to Gravity CIS, which was amended to change the term of royalty payment remittance from monthly to quarterly basis in April 2007. In March 2009, an amendment was made to include Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan as service countries. In December 2007, we entered into an agreement with Gravity CIS for the service and distribution of Requiem in Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan, which was amended to change the term of royalty payment remittance from a monthly basis to a quarterly basis in July 2008. In June 2010, we entered into termination agreements with Gravity CIS for the service of Ragnarok Online and Requiem in Russia and the 14 other countries. In August 2012, we surrendered our equity interest in Gravity RUS in accordance with Russian law, which resulted in Gravity RUS and Gravity CIS ceasing to be our subsidiaries.

Relationship with Gravity Games Corporation

In October 2010, we acquired an aggregate of 50.83% of the total shares of Barunson Interactive, the corporate name of which was changed to Gravity Games Corporation on March 28, 2011. We entered into an agreement to publish Dragonica in the United States and Canada with Gravity Games in August 2010. In April 2011, we entered into a subletting agreement with Gravity Games to sublease 6,066 square feet of office space to Gravity Games, which was renewed in January 2013. We entered into agreements with Gravity Games in June 2011 to publish East Road in Korea and Japan and in December 2011 to publish Dragonica in Korea.

We made a loan in the amount of Won 300 million to Gravity Games on October 10, 2012 and made additional loans in the amount of Won 676 million, Won 178 million, Won 132 million and Won 286 million on October 31, 2012, December 10, 2012, January 9, 2013 and March 12, 2013, respectively. As of March 31, 2013, the total outstanding loan amount to Gravity Games was Won 1,572 million.

Mr. Heung Gon Kim, our Chief Financial Officer, has been Chief Executive Officer, and Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, and Mr. Hyun Chul Park, our Chief Executive Officer, have been the directors of Gravity Games.

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

Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, has been the director of Gravity EU SAS.

Relationship with Ingamba LLC

In June 2010, we invested Russian Ruble 13 million, which represents 25% of Ingamba’s total capital, in order to distribute our games in Russia. In June 2010, we entered into agreements with Ingamba for the service and distribution of Ragnarok Online and Requiem in Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan. In May 2012, we sold our 25% equity interest in Ingamba to Stylonos Technologies Ltd., which resulted in Ingamba ceasing to be our affiliated company.

ITEM 7.C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

ITEM 8.A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

All relevant financial statements are included in “ITEM 18. FINANCIAL STATEMENTS.”

LEGAL PROCEEDINGS

Litigation matters

In April 2010, a former executive of our Company filed a lawsuit with the Seoul Central District Court seeking payment of compensation to which he claims he is entitled under a certain employment agreement with the Company. The case was dismissed and the plaintiff filed an appeal with the Seoul High Court in May 2011 and the court ruled partially in favor of the plaintiff and both of the parties brought final appeals with the Supreme Court of Korea in December 2011. The final appeals by both parties were dismissed and the Seoul High Court’s decision was finally confirmed in April 2012.

In May 2010, the same former executive filed another lawsuit with the Seoul Western District Court claiming termination of employment without cause. The case was dismissed and the plaintiff filed an appeal with the Seoul High Court in April 2011. The Court dismissed the plaintiff’s appeal in March 2013 and the plaintiff filed a final appeal with the Supreme Court of Korea in April 2013.

In August 2010, the same former executive, on behalf of one of our subsidiaries, filed another lawsuit with the Seoul Southern District Court claiming the Company’s unauthorized withdrawal of funds from the subsidiary. The case was decided in favor of the plaintiff and we filed an appeal with the Seoul High Court in November 2011. The court ruled partially in favor of the plaintiff in December 2012. We filed a final appeal in December 2012 and the plaintiff filed a final appeal in January 2013 with the Supreme Court of Korea.

In June 2011, the same former executive filed a lawsuit with the Seoul Central District Court claiming nullity of dismissal and seeking remuneration due regarding the remainder of his term. The court ruled in favor of the Company and the plaintiff brought an appeal with the Seoul High Court in June 2012. In December 2012, the plaintiff submitted a notice of withdrawal of the lawsuit to the court. We submitted a letter of agreement on the withdrawal and the lawsuit was finally withdrawn in January 2013.

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

Holders of outstanding common shares on a dividend record date will be entitled, subject to applicable withholding taxes, to the full dividend declared without regard to the date of issuance of the common shares or any subsequent transfer of the common shares. Payment of annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders or, if (i) an external auditor gives an unqualified opinion to the financial statement and (ii) all members of the audit committee unanimously agree, after approval by the Board of Directors, and payment of interim dividends, if any, will be made in the same year after approval by our Board of Directors, in each case, subject to certain provisions of our articles of incorporation and the Korean Commercial Code. All dividends may be paid in cash, by shares or by other properties (in-kind). See ITEM 10.B. “MEMORANDUM AND ARTICLES OF INCORPORATION — Dividends.”

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

American Depositary Shares

Following our initial public offering on February 8, 2005, the ADSs have been issued by The Bank of New York Mellon, formerly known as The Bank of New York, as depositary and are listed on the NASDAQ Stock Market’s the NASDAQ Global Market, formerly the NASDAQ National Market, under the symbol “GRVY.” Each ADS represents one-fourth of one share of our common stock. As of March 31, 2013, 13,095,692 ADSs representing 3,273,923 shares of our common stock were outstanding.

The table below provides the high and low trading prices for our ADSs on the NASDAQ Global Market for the periods shown.

	Price
Period	High	Low
	(In US$)
2008	3.50	0.36
2009	2.63	0.50
2010	2.25	1.35
2011	2.19	1.13
First Quarter	2.19	1.64
Second Quarter	2.11	1.49
Third Quarter	1.81	1.16
Fourth Quarter	1.50	1.13
2012	3.47	1.08
First Quarter	3.47	1.39
Second Quarter	2.75	1.67
Third Quarter	1.84	1.25
Fourth Quarter	1.57	1.08
October	1.36	1.23
November	1.33	1.08
December	1.57	1.15
2013 (through April 19, 2013)	1.52	1.22
First Quarter	1.52	1.22
January	1.47	1.24
February	1.52	1.26
March	1.44	1.22
April (through April 19, 2013)	1.30	1.22

ITEM 9.B.	PLAN OF DISTRIBUTION

Not applicable.

ITEM 9.C.	MARKETS

See ITEM 9.A. “OFFERING AND LISTING DETAILS.”

ITEM 9.D.	SELLING SHAREHOLDERS

Not applicable.

ITEM 9.E.	DILUTION

Not applicable.

ITEM 9.F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

ITEM 10.A.	SHARE CAPITAL

Not applicable.

ITEM 10.B.	MEMORANDUM AND ARTICLES OF INCORPORATION

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

Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (i) our stated capital, (ii) the total amount of our capital surplus reserve and earned surplus reserve accumulated up to the end of the relevant dividend period, (iii) the earned surplus reserve to be set aside for the annual dividend period and (iv) unrealized gains (the amount of net assets stated on the balance sheet increased as a result of an evaluation of the assets and liabilities in accordance with GAAP).

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

In addition to annual dividends, under the Korean Commercial Code and our articles of incorporation, we may pay interim dividends once during each fiscal year in case we earn more retained earnings as of the end of the first half of such year than the retained earnings not disposed of at the time of the general shareholder meeting with respect to the immediately preceding fiscal year. The decision to pay interim dividends shall be made by a resolution of the Board of Directors and is not subject to shareholder approval. Any interim dividends must be paid to the shareholders of record as of June 30 of the relevant fiscal year. Although the former Korean Commercial Code allowed interim dividends to be paid in cash only, the amendment to the Korean Commercial Code, which went into effect on April 15, 2012, permits interim dividends to be paid not only in cash but also in other valuable properties, and our articles of incorporation were amended accordingly to reflect such change.

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

Rights of dissenting shareholders

In some limited circumstances, including the transfer of all or any part of our business having a material effect on our business and our merger or consolidation with another company except a small-scale merger (as prescribed under Korean law) that leaves us as the surviving company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the applicable general meeting of shareholders. Within 20 days after the relevant resolution is passed, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within two months after receiving such request. The purchase price for the shares is required to be determined through negotiations between the dissenting shareholders and us. If an agreement is not attained within 30 days since the receipt of the request, we or the shareholder requesting the purchase of shares may request the court to determine the purchase price. Holders of ADSs will not be able to exercise dissenters’ rights unless they withdraw the underlying common shares and become our direct shareholders.

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

Annual report

At least one week before the annual general meeting of shareholders, we must make our annual business report, auditor’s report and audited consolidated financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of such reports, financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders. Under the Korean Commercial Code and the Act on External Audit of Stock Companies, we are required to prepare non-consolidated and consolidated financial statements. In addition, the non-consolidated and consolidated financial statements are required to be approved at our shareholders’ meeting. However, since the amendment to the Korean Commercial Code went into effect on April 15, 2012, and pursuant to our articles of incorporation which were subsequently revised, the Board of Directors may, without a shareholders’ meeting, approve the non-consolidated and consolidated financial statements if (i) an external auditor gives an unqualified opinion to the financial statements and (ii) all members of the audit committee unanimously agree.

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

Under current Korean regulations, the KSD, foreign exchange banks, investment traders, investment brokers, collective investment business entities and internationally recognized foreign custodians may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See ITEM 10.D. “EXCHANGE CONTROLS.”

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

Since the filing of our annual report on Form 20-F on April 27, 2012, we have not entered into any material contracts other than in the ordinary course of business and other than those described below or otherwise as described in ITEM 4. “INFORMATION ON THE COMPANY” or elsewhere in this annual report.

Third Amendment to the Exclusive Emil Chronicle Online License and Distribution Agreement dated June 5, 2012 between GameCyber Technology Ltd. and Registrant

Under this amendment with our licensee in Taiwan and Hong Kong, the term of Exclusive Emil Chronicle Online License and Distribution Agreement was extended for one year to June 4, 2013 for a minimum guaranteed payment of US$60,000 and the licensee shall pay an additional US$30,000 in the event licensee’s accumulated total gross sales amount from Emil Chronicle Online surpasses US$300,000 and an additional US$20,000 in the event licensee’s accumulated total gross sales amount surpasses US$500,000.

Fifth Amendment to the Exclusive Requiem Online License and Distribution Agreement dated August 1, 2012 between Gravity Interactive, Inc. and Registrant

Under this amendment, the term of Exclusive Requiem Online License and Distribution Agreement was extended for one year to June 15, 2013.

7th Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2012 between GungHo Online Entertainment, Inc. and Registrant

Under this amendment with our licensee in Japan, the term of the 2nd Renewal of Ragnarok License and Distribution Agreement was extended for three years to September 28, 2015 for a renewal license fee of US$1,200,000 and a monthly royalty payment of 40% of the licensee’s net revenue amount from Ragnarok Online.

Third Amendment to Exclusive Ragnarok Authorization and Distribution Agreement dated October 29, 2012 between Level Up! Interactive S.A. and Registrant

Under this amendment, the term of Exclusive Ragnarok Authorization and Distribution Agreement was extended for one year to March 1, 2014.

Exclusive Ragnarok License and Distribution Agreement dated January 1, 2013 between Level Up! Inc. and Registrant

On January 1, 2013, we entered into an agreement with Level Up! Inc., our licensee in the Philippines, under which we granted Level Up! Inc. an exclusive right to license the distribution rights for Ragnarok Online in the Philippines for an initial license fee of US$100,000 and a monthly royalty payment of 25% of the licensee’s gross sales amount from Ragnarok Online. The licensee agrees to spend a minimum of US$150,000 each year after the execution date of the agreement for marketing Ragnarok Online in the Philippines. The term of the agreement is two years from the execution date of the agreement.

Seventh Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2013 between Gravity Interactive, Inc. and Registrant

Under this amendment, the term of the Exclusive Ragnarok Online License and Distribution Agreement was extended for two years to December 31, 2014.

Lease Agreement dated January 3, 2013 between National IT Industry Promotion Agency and Registrant

On January 3, 2013, we renewed our lease agreement with National IT Industry Promotion Agency for our principal executive and administrative offices, located on one floor of Nuritkum Square Business Tower and two floors of Nuritkum Square R&D Tower, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795 Korea (road name address: 396 World Cup buk-ro (Sangam-Dong), Mapo-Gu, Seoul 121-795 Korea). The term of the lease commenced on January 1, 2013 and expires on December 31, 2014, with an option to renew in accordance with the terms of the agreement.

Second Amendment to the Ragnarok Online Game License Agreement dated February 27, 2013 between PT. Lyto Datarindo Fortuna and Registrant

Under this amendment, the term of the Ragnarok Online Game License Agreement was extended to February 26, 2015. The amendment also increased royalty payments from 32% to 34% of the licensee’s service sales amount from Ragnarok Online.

Third Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 5, 2013 between AsiaSoft Corporation Public Co., Ltd. and Registrant

Under this amendment with our licensee in Thailand, the term of the Exclusive Ragnarok Online License and Distribution Agreement was extended for two years to March 4, 2015 for a renewal license fee of US$50,000.

ITEM 10.D.	EXCHANGE CONTROLS

General

The Foreign Exchange Transaction Law and the Presidential Decree and regulations under such Law and Decree, or the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, if non-residents wish to acquire Korean securities, a report must be filed with the president of a foreign exchange bank or the President of Bank of Korea except for certain cases provided, however that, under the Financial Investment Services and Capital Markets Act, foreigners cannot acquire equity securities issued by public corporations in excess of a fixed limit, and under the Foreign Investment Promotion Law, foreigners are either not allowed or restricted in making an investment in certain industries.

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

Certificates of the shares must be kept in custody with an eligible custodian

Under Korean law, certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea, which certificates may in turn be required to be deposited with the KSD if they are designated as being eligible for deposit with the KSD. Only the KSD, foreign exchange banks, investment trader, investment broker, collective investment business entity and internationally recognized foreign custodians are eligible to act as a custodian of shares for a foreign investor. However, a foreign investor may be exempted from complying with the requirement to have the certificates deposited with the KSD with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

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

Amendments to the Foreign Exchange Transaction Law and the related Presidential Decree went into effect on March 3, 2012 and December 12, 2012, respectively. However, nothing in the amendment is applicable to us or our foreign exchange control.

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

With respect to the taxation of domestic source dividend income of a non-resident individual and non-Korean corporation, if there is no tax treaty entered into between Korea and the country of tax residence of the non-resident individual or non-Korean corporation or if the country of tax residence is a tax haven designated by the Commissioner of the National Tax Service of Korea (currently, only Labuan, Malaysia) and has not acquired prior approval of the Commissioner, we will deduct Korean withholding tax from dividends paid to such non-resident individual or non-Korean corporation (whether in cash or in shares) at a rate of 22% (including local income tax). Due to an amendment to the Local Tax Act, the term “resident surtax” is changed to “local income tax” effective January 1, 2011. If you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for an exemption or a reduced rate of Korean withholding tax according to the tax treaty. In this connection, if the party with whom the income has been provided exists as a paper company in order to receive the benefits of the tax treaty and there exists a separate beneficiary owner who is the real owner of the income (hereinafter referred to as the “Beneficiary Owner”) that is provided with income from dividends, tax will be withheld at source by applying the tax rate determined in the tax treaty entered into between Korea and the country of tax residence of the Beneficiary Owner. If the country of tax residence of the Beneficiary Owner and Korea has not entered into a tax treaty or in the case that such country is Labuan, Malaysia, tax will be withheld at source at a tax rate of 22% according to the Korean Corporate Tax Act.

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

In regards to capital gains tax originating from Korea, if there is no tax treaty entered into between Korea and the country of tax residence of the non-resident individual or non-Korean corporation or if the country of tax residence is a tax haven designated by the Commissioner of the National Tax Service of Korea (currently, only Labuan, Malaysia) and has not acquired prior approval of the Commissioner, capital gains earned by such non-resident individual or non-Korean corporation upon the transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (i) 11% (including local income tax) of the gross proceeds realized and (ii) 22% (including local income tax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and the transaction costs). However, in most cases where a tax treaty is entered into between Korea and the country of tax residence of the non-resident individual or non-Korean corporation, such non-resident individual or non-Korean corporation is exempt from Korean income taxation under the applicable Korean tax treaty with his or its country of tax residence. In this regard, if the party to whom the capital gains from securities are provided exists as a paper company in order to receive benefits of a tax treaty and there exists a separate Beneficiary Owner that is provided with income from dividends, tax will be withheld at source by applying the tax rate determined in the tax treaty entered into between Korea and the country of tax residence of the Beneficiary Owner. If the country of tax residence of the Beneficiary Owner and Korea has not entered into a tax treaty or in the case that such country is Labuan, Malaysia, tax will be withheld at source at a tax rate (11% of transfer price or 22% of capital gains, whichever is less) according to the Korean Corporate Tax Act. See ITEM 10.E. “TAXATION — KOREAN TAXATION — Tax treaties” below for a discussion on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify for the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

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

Before the revisions to the law, the regulations regarding the calculation of capital gains were unclear; it was unclear if the ADSs should be considered separately from the underlying shares or if the ADSs should be considered to be part of the underlying shares. The Corporate Tax Act and Income Tax Act as revised in 2007 provides that with respect to the non-Korean corporation’s capital gains from securities originating from domestic sources, the depositary receipts issued based on the equity interests should be included in the scope of the equity interests. Therefore, for cases in which a non-Korean corporation transfers the ADSs issued by a domestic corporation and the capital gains are realized, such capital gains are treated the same as capital gains from shares and equity interests and are subject to tax withholding in principle under the Korean tax laws.

However, for cases in which the capital gains from such ADSs meet the following requirements, tax on the capital gains is exempted under the Restriction of Special Taxation Act in addition to the exemption afforded under income tax treaties: (i) the ADSs issued overseas by the domestic corporation must be transferred by a non-resident individual and non-Korean corporation overseas; and (ii) the ADSs do not fall under the case in which prior to a corporation issuing the depositary receipts, the shareholder of the same corporation maintains its shares without converting into the depositary receipts even after the corporation has issued depositary receipts, and such shareholder transfers its shares by converting its shares into the depositary receipts at the time of transfer.

If you are subject to tax on capital gains with respect to the sale of ADSs, or of our common shares which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of common shares on the Korea Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount at the lower of (i) 11% (including local income tax) of the gross realization proceeds and (ii) 22% (including local income tax) of the net realized gains (subject to the production of satisfactory evidence of acquisition costs and the transaction costs for the common shares or the ADSs) and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law.

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

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes material U.S. federal income tax consequences of the purchase, ownership or disposition of our ADSs and common shares as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for purposes of the current Convention Between the United States of America and the Republic of Korea for the Avoidance of Double Taxation, as amended (the “Tax Convention”), (ii) whose ADSs or common shares are not, for purposes of the Tax Convention, attributable to a permanent establishment in Korea and (iii) who otherwise qualify for the full benefits of the Tax Convention. Except where noted, it deals only with our ADSs and common shares held as capital assets and does not deal with special situations, such as those of:

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

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof and the Tax Convention, all as in effect and available on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations. The discussion below is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all related agreements, will be performed in accordance with their terms.

Persons considering the purchase, ownership or disposition of our ADSs or common shares should consult their own tax advisor concerning U.S. federal income tax consequences in light of their particular situation as well as any other tax consequences arising under the laws of any taxing jurisdiction. In particular, while we do not believe we were a PFIC in 2007, due to deterioration of the trading price of our ADSs and our holding of a significant amount of cash, short-term investments, and other passive assets, it is likely we were a PFIC in 2008 through 2012, and there is a significant risk that we will continue to be one in 2013. See discussion under ITEM 10.E. “TAXATION — MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS — PFICs.”

As used herein, the term “U.S. Holder” means a beneficial holder of our ADSs or common shares that is for U.S. federal income tax purposes:

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

If a partnership holds our ADSs or common shares, the tax treatment of a partner generally will depend upon the status and the activities of the partner and the partnership. If you are a partner of a partnership holding our ADSs or common shares, you should consult your tax advisor.

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

The determination of whether we are a PFIC is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are uncertain or beyond our control, including the value of our assets, ADSs and common shares and the amount and type of our income. In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments and other passive assets after our initial public offering, we may have been since our initial public offering, and may be in subsequent years, a PFIC. In particular, while we do not believe we were a PFIC in 2007, due to deterioration of the trading price of our ADSs and our holding of a significant amount of cash, short-term investments, and other passive assets, it is likely we were a PFIC in 2008 through 2012, and there is a significant risk that we will continue to be a PFIC in 2013. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you could be subject to adverse U.S. federal income tax consequences as discussed below. Once we are a PFIC for any portion of the period that you hold our ADSs or common shares, all of our subsequent distributions, and any subsequent dispositions by you of such ADSs or common shares, are subject to the excess distribution rules discussed below, even after we cease to be a PFIC.

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

In addition, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us. If we are a PFIC, you will be required to file Internal Revenue Service (“IRS”) Form 8621 for each taxable year in which, among other circumstances, you receive a distribution with respect to our ADSs or common shares. See “ITEM 10.E. TAXATION — MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS — Information Reporting Regarding PFICs and Specified Foreign Financial Assets” below for additional information concerning PFIC reporting requirements. We do not intend to provide more definitive information on whether we are PFIC.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, a shareholder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Very generally, a class of stock is considered regularly traded for any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Under current law, the mark-to-market election may be available for holders of our ADSs because our ADSs will be listed on NASDAQ which constitutes a qualified exchange as designated in the Code, although there can be no assurance that our ADSs will be “regularly traded” for purposes of the mark-to-market election. Our common shares are not expected to be listed on a qualified exchange. Accordingly, the mark-to-market election may not be available for holders of our common shares. The remainder of this discussion assumes that the mark-to-market election will not be available for holders of our common shares.

If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of our ADSs at the end of the year over your adjusted tax basis in our ADSs. You will be entitled to deduct, as an ordinary loss each year the excess of your adjusted tax basis in our ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. You should consult your own tax advisor regarding the effect, if any, of such tax on gain recognized from marking the ADSs to market.

Your adjusted tax basis in our ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

There is a special set of foreign tax credit rules that apply to taxation under the excess distribution regime. These rules are complex and you are urged to consult your tax advisor regarding their application.

If we are never a PFIC while you hold our ADSs or common shares

If we are never a PFIC while you have held our ADSs or common shares, the gross amount of distributions on our ADSs or common shares (including amounts withheld to reflect Korean withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation (other than a PFIC) that is eligible for the benefits of a comprehensive income tax treaty with the United States that the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the current Tax Convention meets these requirements. A foreign corporation (other than a PFIC) is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our common shares generally will not be considered readily tradable for these purposes. Under the United States Treasury Department guidance our ADSs, which are currently listed on NASDAQ, will be considered readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

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

As discussed above, in certain circumstances a shareholder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method. If you make an effective mark-to-market election, any gain or (subject to the foregoing limitation) loss from a sale or other disposition of our ADSs generally will be ordinary rather than capital. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

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

Medicare Tax

For taxable years beginning after December 31, 2012, certain U.S. Holders that are individuals, estates, and trusts must pay a 3.8% tax (the “Medicare Tax”) on the lesser of the U.S. person’s (1) “net investment income” or “undistributed net investment income” in the case of an estate or trust and (2) the excess of modified adjusted gross income over a certain specified threshold for the taxable year. “Net investment income” generally includes income from interest, dividends, and net gains from the disposition of property (such as the securities) unless such income or net gains are derived in the ordinary course of a trade or business (other than a trade or business that is a passive activity with respect to the taxpayer or a trade or business of trading in financial instruments or commodities). Net investment income may be reduced by allowable deductions properly allocable to such gross income or net gain. Dividends on, and gains from the sale or other taxable disposition of, our ADSs or common shares generally will be taken into account for purposes of determining your net investment income. Additionally, if we are treated as a PFIC, under recently proposed U.S. Treasury regulations, if you include gains and losses in income under the mark-to-market election described above in “ITEM 10.E. TAXATION — MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS — Taxation of dividends — if you hold our ADSs or common shares while we are a PFIC,” such gains and losses will be taken into account as gains and losses from the sale or other taxable disposition of our ADSs for purposes of determining your net investment income. If you are an individual, estate, or trust, you are urged to consult with your tax advisor regarding application of the Medicare Tax to your income and gains in respect of your investment in the securities.

Information Reporting Regarding PFICs and Specified Foreign Financial Assets

If we are a PFIC, a U.S. Holder would be required to file IRS Form 8621 for each year in which the U.S. Holder (i) recognizes gain on the direct or indirect disposition of our ADSs or common shares, (ii) receives certain direct or indirect distributions from us, or (iii) makes any of certain reportable elections (including a mark-to-market election). In addition, each U.S. Holder who is a shareholder of a PFIC is required to file an annual report containing such information as the IRS may require. This requirement is in addition to other reporting requirements applicable to ownership in a PFIC. This additional reporting requirement is suspended for PFIC shareholders that are not otherwise required to file Form 8621 as provided in the current instructions to Form 8621. A U.S. Holder that is currently otherwise required to file IRS Form 8621 (e.g., upon a disposition of PFIC stock) must continue to file the current IRS Form 8621. Following the period of suspension as provided in the instructions to IRS Form 8621, U.S. Holders for which the filing of IRS Form 8621 has been suspended for a taxable year will be required to attach IRS Form 8621 for each suspended taxable year to their next income tax or information return required to be filed with the IRS. Additionally, in the event a U.S. Holder does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date such form is filed.

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

Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an IRS Form 8938 under this provision if you are an individual U.S. Holder. Pursuant to a recent IRS Notice, reporting by domestic entities of interests in specified foreign financial assets will not be required before the date specified by final regulations. Penalties apply to any failure to file IRS Form 8938. Additionally, in the event a U.S. Holder (either a specified individual or specified domestic entity) does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date such information is filed. You should consult your tax advisor as to the possible application to you of this information reporting requirement and related statute of limitations tolling provision.

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

Foreign currency risk

We conduct our business primarily in Won, which is also our functional and reporting currency. However, we have exposure to some foreign currency exchange-rate fluctuations on cash flows from our overseas licensees. The primary foreign currencies to which we are exposed are the Japanese Yen, the U.S. dollar, and the NT dollar. Fluctuations in these exchange rates may affect our revenues from license fees and royalties and result in exchange losses and increased costs in Won terms.

As of December 31, 2012, we had Japanese Yen denominated accounts receivable of Won 2,116 million, which represented 29.3% of our total consolidated accounts receivable balance, and U.S. dollar denominated accounts receivable of Won 1,417 million, which represented 19.6% of our total consolidated accounts receivable balance. We also had Japanese Yen denominated accounts payable of Won 662 million, which represented 12.9% of our total consolidated accounts payable balance, and U.S. dollar denominated accounts payable of Won 134 million, which represented 2.6% of our total consolidated accounts payable balance. As these balances all have short maturities, exposure to foreign currency fluctuations on these balances is not significant. For example, a hypothetical 10% appreciation of the Won against the Japanese Yen and the U.S. dollar, in the aggregate, would reduce our cash flows by Won 274 million.

In 2012, Won 43,019 million of our revenue was derived from currencies other than the Won: primarily the Japanese Yen, Won 29,414 million; the U.S. dollar, Won 7,757 million; the NT dollar, Won 1,775 million and the Euro, Won 907 million. A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Won in 2012 would have reduced our revenue by Won 3,985 million.

Since 2005, we have begun entering into derivatives arrangements to hedge against the risk of foreign currency fluctuation. As of March 31, 2013, we had no foreign currency forward contracts outstanding. We may in the future continue to enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risks, but we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Korean exchange control regulations that restrict our ability to convert the Won into U.S. dollar, Japanese Yen or Euro under certain emergency circumstances.

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

Credit risk

As our cash and cash equivalents and short-term financial instruments are placed with several local financial institutions, of which approximately 32% are held at one financial institution, we face a potential credit risk that the financial institutions may become insolvent and be unable to repay our principal and interest in a timely manner. While the management believes such financial institutions are of a high credit quality, it is difficult for us to predict the financial condition of the Korean banking sector and the financial institutions that manage our cash holdings. We may be materially and adversely affected by any widespread failure in the Korean banking sector caused by economic downturn and the volatile financial markets in the future.

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

From January 1, 2012 to December 31, 2012, the Company received from the depositary US$34,283.32 for legal fees, after deducting the applicable withholding tax from the total amount payable by the depositary of US$48,000 and the depositary waived fees for the standard costs associated with the administration of the ADR estimated to total US$47,142.46.

From January 1, 2013 to the date of this Annual Report, the Company received no reimbursement from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as of December 31, 2012 were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012, based upon criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded that we maintained effective internal control over financial reporting as of December 31, 2012.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year ended December 31, 2012 that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Jong Gyu Hwang, our outside director, is an “audit committee financial expert,” as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act. Mr. Hwang is an independent director as such term is defined in Rule 10A-3 of the Exchange Act for purposes of the listing standards of the NASDAQ Stock Market that are applicable.

ITEM 16B.	CODE OF ETHICS

Pursuant to the requirements of the Sarbanes-Oxley Act, we previously adopted a Code of Ethics applicable to all our employees, including our Chief Executive Officer, Chief Financial Officer and all other directors and executive officers. We have adopted an amended Code of Ethics, applicable to all our directors and officers and employees, which was filed as Exhibit 11.1 to our annual report for the year ended December 31, 2005. The amendment was made to more clearly set forth the principles underlying the Code of Ethics in order to assist our directors, officers and employees in connection with their adherence to the guidelines for ethical behavior described in the Code of Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2011 and 2012 for professional services rendered by our principal accountants Samil PricewaterhouseCoopers, the Korean member firm of PricewaterhouseCoopers, depending on the various types of services and a brief description of the nature of such services.

	Year Ended December 31,
Type of Service	2011		2012		Nature of Services
	(In millions of Won)
Audit Fees	￦	646	￦	575	Audit service for the Company
Audit-Related Fees		—		—	Due diligence support
Tax Fees		—		—
All Other Fees		—		—

Total	￦	646	￦	575

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

Reference is made to ITEM 19 “EXHIBITS” for a list of all financial statements and related notes filed as part of this annual report.

ITEM 19.	EXHIBITS

(a) Financial Statements filed as part of this annual report

The following financial statements and related notes, together with the reports of an independent registered public accounting firm thereon, are filed as part of this annual report:

(b) Exhibits filed as part of this annual report

Exhibit No.	Description
1.1	Articles of Incorporation, amended as of March 27, 2012 (English translation, incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2012)

2.1	Form of Stock Certificate of Registrant’s common stock, par value Won 500 per share (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

2.2	Form of Deposit Agreement among Registrant, The Bank of New York Mellon, formerly known as The Bank of New York, as depositary, and all holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, including the form of American depositary receipt (incorporated by reference to Exhibit 1 of our Registration Statement on Form F-6 (file no. 333-122160) filed with the Securities and Exchange Commission on January 20, 2005)

4.1	Agreement on the Development of Ragnarok Online, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

Exhibit No.	Description
4.2	Agreement on the Exclusive License of Copyright Regarding Ragnarok Game Services, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.3	Cooperation Agreement on Ragnarok Game Services, dated May 31, 2002, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.4	Agreement on Factual Matters, dated November 19, 2002, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.5	Agreement on Ragnarok Game Services and Related Matters, dated January 22, 2003, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.6	Agreement, dated June 3, 2003, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.7	Agreement, dated October 27, 2004, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.8	Ragnarok License and Distribution Agreement, dated July 24, 2002, between GungHo Online Entertainment, Inc. (formerly OnSale Japan K.K.) (licensee in Japan) and Registrant (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.9	Amendment to Ragnarok License and Distribution Agreement, dated September 23, 2004, between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.10	Joint Project Agreement for TV Animation “Ragnarok the Animation,” dated October 1, 2004, among Gravity Entertainment Corporation, formerly RO Production Ltd., GDH Co., Ltd., TV Tokyo Medianet Co., Ltd., Amuse Soft Entertainment Co., Ltd. and GNG Entertainment Inc (translation in English, incorporated by reference to Exhibit 10.35 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.11	Exclusive Ragnarok Online Software License Agreement dated April 9, 2006 between Game Flier (Malaysia) Sdn. Bhd. (licensee in Singapore and Malaysia) and Registrant (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 29, 2007)

4.12	2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2006 between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 29, 2007)

4.13	Exclusive Emil Chronicle Online License and Distribution Agreement dated August 1, 2007, between GameCyber Technology Ltd. (licensee in Taiwan and Hong Kong) and Registrant (incorporated by reference to Exhibit 4.49 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 27, 2008)

Exhibit No.	Description
4.14	First Amendment to the Ragnarok Online Software Agreement dated October 9, 2007, between Game Flier (Malaysia) Sdn. Bhd. (licensee in Singapore and Malaysia) and Registrant (incorporated by reference to Exhibit 4.50 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 27, 2008)

4.15	Exclusive Ragnarok Online 2 License and Distribution Agreement dated October 15, 2007, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant (incorporated by reference to Exhibit 4.51 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 27, 2008)

4.16	Second Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2008, between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.55 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 27, 2008)

4.17	Exclusive Ragnarok Online 2 Authorization to Use and Distribute Software Agreement dated January 21, 2008, between Level Up! Interactive S.A. (licensee in Brazil) and Registrant (incorporated by reference to Exhibit 4.56 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 27, 2008)

4.18	First Amendment to the Exclusive Emil Chronicle Online License and Distribution Agreement dated January 23, 2008, between GameCyber Technology Ltd. (licensee in Taiwan and Hong Kong) and Registrant (incorporated by reference to Exhibit 4.57 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 27, 2008)

4.19	Exclusive Requiem Online License and Distribution Agreement dated February 21, 2008, between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.59 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 27, 2008)

4.20	Exclusive Ragnarok License and Distribution Agreement dated September 1, 2008, between Level Up! Inc. (licensee in the Philippines) and Registrant (incorporated by reference to Exhibit 4.68 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 30, 2009)

4.21	Third Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2009, between Gravity Interactive, Inc., and Registrant (incorporated by reference to Exhibit 4.70 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 30, 2009)

4.22	Exclusive Ragnarok Authorization and Distribution Agreement dated March 2, 2009, between Level Up! Interactive S.A. (licensee in Brazil) and Registrant (incorporated by reference to Exhibit 4.73 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 30, 2009)

4.23	Form of Employment Agreement with Director and Senior Management (incorporated by reference to Exhibit 4.75 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 30, 2009)

4.24	Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated September 1, 2009 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.76 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)

4.25	Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2009 between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant (incorporated by reference to Exhibit 4.77 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)

Exhibit No.	Description
4.26	Fifth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated October 1, 2009 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.78 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)

4.27	Second Amendment to the Ragnarok Online Software Agreement dated October 9, 2009 between Game Flier (Malaysia) Sdn. Bhd. (licensee in Singapore and Malaysia) and Registrant (incorporated by reference to Exhibit 4.79 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)

4.28	Ragnarok Online Exclusive Game License Agreement dated October 22, 2009 between Game Flier International Corporation (licensee in Taiwan, Hong Kong and Macau) and Registrant (incorporated by reference to Exhibit 4.80 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)

4.29	First Amendment to the Exclusive Requiem Online License and Distribution Agreement dated December 1, 2009 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.81 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)

4.30	Ragnarok Online Game License Agreement dated February 27, 2010 between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant (incorporated by reference to Exhibit 4.85 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)

4.31	Second Amendment to the Exclusive Requiem Online License and Distribution Agreement dated March 1, 2010 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.86 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)

4.32	Exclusive Ragnarok Online License and Distribution Agreement dated March 5, 2010 between AsiaSoft Corporation Public Co., Ltd., (licensee in Thailand) and Registrant (incorporated by reference to Exhibit 4.88 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)

4.33	First Amendment to Exclusive Ragnarok Online 2 Authorization to Use and Distribute Software Agreement dated June 2, 2010 between Level Up! Interactive S.A. (licensee in Brazil) and Registrant (incorporated by reference to Exhibit 4.89 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 29, 2011)

4.34	First Amendment to Exclusive Ragnarok License and Distribution Agreement dated August 31, 2010 between Level Up! Inc. (licensee in the Philippines) and Registrant (incorporated by reference to Exhibit 4.90 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 29, 2011)

4.35	Sixth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2011 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.93 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 29, 2011)

4.36	First Amendment to Exclusive Ragnarok Authorization and Distribution Agreement dated January 17, 2011 between Level Up! Interactive S.A. (licensee in Brazil) and Registrant (incorporated by reference to Exhibit 4.94 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 29, 2011)

4.37	Third Amendment to the Exclusive Requiem Online License and Distribution Agreement dated June 16, 2011 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.95 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2012)

Exhibit No.	Description
4.38	Third Amendment to the Ragnarok Online Software License Agreement dated October 9, 2011 between Game Flier (Malaysia) Sdn. Bhd. (licensee in Singapore and Malaysia) and Registrant (incorporated by reference to Exhibit 4.96 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2012)

4.39	Fourth Amendment to Ragnarok Online Exclusive Game License Agreement dated October 22, 2011 between Game Flier International Corporation (licensee in Taiwan, Hong Kong and Macau) and Registrant (incorporated by reference to Exhibit 4.97 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2012)

4.40	Fourth Amendment to the Exclusive Requiem Online License and Distribution Agreement dated October 26, 2011 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.98 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2012)

4.41	Second Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 5, 2012 between AsiaSoft Corporation Public Co., Ltd. (licensee in Thailand) and Registrant (incorporated by reference to Exhibit 4.99 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2012)

4.42*	Third Amendment to the Exclusive Emil Chronicle Online License and Distribution Agreement dated June 5, 2012 between GameCyber Technology Ltd. (licensee in Taiwan, Hong Kong and Macau) and Registrant

4.43*	Fifth Amendment to the Exclusive Requiem Online License and Distribution Agreement dated August 1, 2012 between Gravity Interactive, Inc. and Registrant

4.44*	7th Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2012 between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant

4.45*	Third Amendment to Exclusive Ragnarok Authorization and Distribution Agreement dated October 29, 2012 between Level Up! Interactive S.A. (licensee in Brazil) and Registrant

4.46*	Exclusive Ragnarok License and Distribution Agreement dated January 1, 2013 between Level Up! Inc. (licensee in the Philippines) and Registrant

4.47*	Seventh Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2013 between Gravity Interactive, Inc. and Registrant

4.48*	Lease Agreement dated January 3, 2013, between National IT Industry Promotion Agency and Registrant (English translation)

4.49*	Second Amendment to the Ragnarok Online Game License Agreement dated February 27, 2013 between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant

4.50*	Third Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 5, 2013 between AsiaSoft Corporation Public Co., Ltd. (licensee in Thailand) and Registrant

8.1*	List of Registrant’s subsidiaries

11.1	Registrant’s Code of Ethics (amended, incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 30, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: April 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

Gravity Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income (loss), of changes in equity and of cash flows present fairly, in all material respects, the financial position of Gravity Co., Ltd. and its subsidiaries (“the Company”), at December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers
Samil PricewaterhouseCoopers

Seoul, KOREA

April 26, 2013

GRAVITY CO., LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 2011 and 2012

	2011		2012		2012
					(Note 3) (Unaudited)
	(In millions of Korean Won and in thousands of US dollars except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	￦	42,430	￦	36,455	$34,287
Short-term financial instruments		15,000		17,500	16,459
Accounts receivable, net (including related party balances of ￦3,257 and ￦2,575, respectively)		6,436		7,116	6,693
Current portion of deferred income tax assets		3,062		2,761	2,597
Other current assets (including related party balances of ￦275 and ￦84, respectively)		4,905		4,097	3,853

Total current assets		71,833		67,929	63,889

Property and equipment, net		2,731		3,524	3,314
Leasehold and other deposits		5,924		5,767	5,424
Capitalized software development cost (including related party balances of ￦279 and ￦544, respectively)		18,936		17,387	16,353
Other intangible assets		15,750		3,020	2,840
Goodwill		7,477		3,863	3,633
Equity method investments		1,444		647	609
Deferred income tax assets		8,308		8,331	7,835
Other non-current assets (including related party balances of ￦43 and ￦0, respectively)		475		87	82

Total assets	￦	132,878	￦	110,555	$103,979

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including related party balances of ￦950 and ￦637, respectively)	￦	5,552	￦	5,115	$4,811
Deferred revenue (including related party balances of ￦554 and ￦559, respectively)		4,663		3,006	2,827
Accrued expense		875		919	864
Other current liabilities		972		1,335	1,256

Total current liabilities		12,062		10,375	9,758

Long-term deferred revenue (including related party balances of ￦4,869 and ￦5,503, respectively)		7,457		9,172	8,626
Accrued severance benefits		916		683	642
Deferred income tax liabilities		1,517		—	—
Other non-current liabilities		267		247	233

Total liabilities		22,219		20,477	19,259

Commitments and contingencies
Parent Company Shareholders’ equity:
Preferred shares, ￦500 par value, 2,000,000 shares authorized, and no shares issued and outstanding at December 31, 2011 and 2012		—		—	—
Common shares, ￦500 par value, 38,000,000 shares authorized, and 6,948,900 shares issued and outstanding at December 31, 2011 and 2012		3,474		3,474	3,267
Additional paid-in capital		75,395		75,395	70,911
Retained earnings		19,923		7,699	7,241
Accumulated other comprehensive income		3,042		3,001	2,823

Total parent company shareholders’ equity		101,834		89,569	84,242

Non-controlling interest		8,825		509	478

Total equity		110,659		90,078	84,720

Total liabilities and equity	￦	132,878	￦	110,555	$103,979

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Years Ended December 31, 2010, 2011 and 2012

	2010		2011		2012		2012
							(Note 3) (Unaudited)
	(In millions of Korean Won and in thousands of US dollars except per share data)
Revenue
Online games-subscription revenue	￦	9,908	￦	11,556	￦	10,150	$9,546
Online games-royalties and license fees (including related party revenue of ￦24,636, ￦23,890 and ￦24,125, respectively)		32,132		35,552		32,325	30,402
Mobile games (including related party revenue of ￦3,917, ￦4,604 and ￦3,296, respectively)		9,188		9,293		11,424	10,744
Character merchandising, animation and other revenue (including related party revenue of ￦512, ￦616 and ￦2,621, respectively)		1,134		1,076		3,882	3,651

Total net revenue		52,362		57,477		57,781	54,343
Cost of revenue (including related party cost of ￦259, ￦953 and ￦2,072, respectively)		20,873		24,243		34,906	32,830

Gross profit		31,489		33,234		22,875	21,513
Selling, general and administrative (including related party expenses of ￦3,923, ￦588 and ￦605, respectively)		20,422		22,759		20,310	19,102
Research and development (including related party expenses of ￦0, ￦317 and ￦108, respectively)		4,652		4,136		7,018	6,601
Impairment losses on intangible assets		475		3,697		14,569	13,702
Gain on disposal of equity method investments		—		—		(528)	(497)
Gain on loss of control in a subsidiary		—		(548)		—	—
Settlement cost of litigation		—		29		—	—

Operating income (loss)		5,940		3,161		(18,494)	(17,395)
Other income (expenses)
Interest income		1,946		1,844		1,763	1,658
Interest expense		(32)		(58)		(55)	(52)
Foreign currency income (loss), net		96		180		(902)	(848)
Others, net		312		(90)		65	61

Income (loss) before income tax expense (benefit) and equity loss on investments		8,262		5,037		(17,623)	(16,576)
Income tax expenses (benefit)		4,207		(7,962)		2,584	2,430

Income (loss) before equity loss on investments		4,055		12,999		(20,207)	(19,006)

Equity loss on investments, net		(345)		(242)		(333)	(312)
Net income (loss)		3,710		12,757		(20,540)	(19,318)

Net income (loss) attributable to :
Non-controlling interest		(20)		(2,171)		(8,316)	(7,821)

Parent company	￦	3,730	￦	14,928	￦	(12,224)	$(11,497)

Earnings (losses) per share — basic and diluted:	￦	537	￦	2,148	￦	(1,759)	$(1.65)

Weighted average number of shares outstanding
Basic and diluted		6,948,900		6,948,900		6,948,900	6,948,900

Other comprehensive income (loss)
Foreign currency translation adjustment		290		(510)		(41)	(39)
Comprehensive income (loss)		4,000		12,247		(20,581)	(19,357)

Comprehensive income (loss) attributable to :
Non-controlling interest		(20)		(2,171)		(8,316)	(7,821)

Parent company	￦	4,020	￦	14,418	￦	(12,265)	$(11,536)

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years Ended December 31, 2010, 2011 and 2012

	No. of Common Shares	Common Shares		Additional Paid-in Capital		Retained Earnings (Accumulated deficit)		Accumulated Other Comprehensive Income (Loss)		Non-Controlling Interest in Subsidiaries		Total
	(In millions of Korean Won, except number of shares)
Balance at January 1, 2010	6,948,900	￦	3,474	￦	75,395	￦	1,265	￦	3,262	￦	214	￦	83,610
Increase of non-controlling interest from acquisition of a new subsidiary	—		—		—		—		—		10,802		10,802
Comprehensive income
Foreign currency translation adjustments, net of tax	—		—		—		—		290		—		290
Net income (loss)	—		—		—		3,730		—		(20)		3,710

Total comprehensive income													4,000

Balance at December 31, 2010	6,948,900		3,474		75,395		4,995		3,552		10,996		98,412
Comprehensive loss
Foreign currency translation adjustments, net of tax	—		—		—		—		(510)		—		(510)
Net income (loss)	—		—		—		14,928		—		(2,171)		12,757

Total comprehensive income													12,247

Balance at December 31, 2011	6,948,900		3,474		75,395		19,923		3,042		8,825		110,659
Comprehensive loss
Foreign currency translation adjustments, net of tax	—		—		—		—		(41)		—		(41)
Net loss	—		—		—		(12,224)		—		(8,316)		(20,540)

Total comprehensive loss													(20,581)

Balance at December 31, 2012	6,948,900	￦	3,474	￦	75,395	￦	7,699	￦	3,001	￦	509	￦	90,078

	(Note 3) Unaudited
	(In thousands of US dollars, except number of shares)
Balance at December 31, 2011	6,948,900		$3,267		$70,911		$18,738		$2,862		$8,299		$104,077
Comprehensive loss
Foreign currency translation adjustments, net of tax	—		—		—		—		(39)		—		(39)
Net loss	—		—		—		(11,497)		—		(7,821)		(19,318)

Total comprehensive loss													(19,357)

Balance at December 31, 2012	6,948,900		$3,267		$70,911		$7,241		$2,823		$478		$84,720

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2010, 2011 and 2012

	2010		2011		2012		2012
							(Note 3) (Unaudited)
	(In millions of Korean Won and in thousands of US dollars)
Cash flows from operating activities
Net income (loss)	￦	3,710	￦	12,757	￦	(20,540)	$(19,318)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization		3,708		4,088		8,339	7,843
Allowance for accounts receivable and other receivables		426		1,021		213	200
Impairment loss on intangible assets		475		3,697		14,569	13,702
Provision for accrued severance benefits		234		586		96	90
Equity loss on investments, net		345		242		333	312
Gain on disposition of available-for-sale investments		(335)		—		—	—
Loss (gain) on foreign currency transactions		400		(70)		93	87
Loss (gain) on disposition of property and equipment		108		—		(7)	(7)
Gain on loss of control in subsidiaries		—		(548)		—	—
Gain on disposal of equity method investment		—		—		(528)	(497)
Others		110		(33)		7	9
Changes in operating assets and liabilities:
Accounts receivable		1,213		1,437		(1,611)	(1,515)
Other assets		(170)		(5,987)		76	72
Accounts payable		(437)		(1,366)		(795)	(748)
Accrued expenses		(814)		447		179	168
Deferred revenue		(498)		(2,494)		45	42
Income tax payable		368		(364)		(67)	(63)
Deferred income taxes		(263)		(11,715)		(1,025)	(964)
Payment of severance benefits		(91)		(648)		(190)	(179)
Other liabilities		(101)		129		87	83

Net cash provided by (used in) operating activities	￦	8,388	￦	1,179	￦	(726)	$(683)

Cash flows from investing activities
Decrease (Increase) in short-term financial instruments	￦	3,500	￦	(2,223)	￦	(2,500)	$(2,351)
Purchase of available-for-sale investments		(5,000)		—		—	—
Proceeds from disposal of available-for-sale investments		5,308		5,021		—	—
Decrease (Increase) in short-term loans receivables		(1,249)		—		176	166
Purchase of equity method investments		(495)		—		—	—
Proceeds from disposal of equity method investments		—		—		913	859
Purchase of property and equipment		(1,449)		(1,566)		(1,473)	(1,385)
Proceeds from disposal of property and equipment		45		2		8	8
Increase in capitalized software development costs		(5,092)		(4,745)		(2,842)	(2,673)
Cash paid for acquisition, net of cash acquired		(11,277)		—		—	—
Reduction in cash balances upon deconsolidation of subsidiaries		—		(515)		(23)	(22)
Decrease (Increase) in leasehold deposits		(43)		—		139	131
Disposal of other non-current assets		—		955		237	222
Others, net		(121)		278		173	162

Net cash used in investing activities		(15,873)		(2,793)		(5,192)	(4,883)

Cash flows from financing activities
Proceeds from borrowings		418		—		353	332
Repayment of borrowings		(143)		(168)		(228)	(214)

Net cash provided by (used in) financing activities		275		(168)		125	118

Effect of exchange rate changes on cash and cash equivalents		(1)		90		(182)	(171)
Net decrease in cash and cash equivalents		(7,211)		(1,692)		(5,975)	(5,619)

Cash and cash equivalents
Beginning of the year		51,333		44,122		42,430	39,906

End of the year	￦	44,122	￦	42,430	￦	36,455	$34,287

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Gravity Co., Ltd. (“Gravity”) was incorporated on April 4, 2000 to engage in developing and distributing online games and other related businesses principally in the Republic of Korea and other countries in Asia, North and South America, and Europe. Gravity’s principal product, Ragnarok Online, a multiplayer online role playing game, was commercially launched in August 2002.

Gravity has five subsidiaries. NeoCyon, Inc. and Gravity Games Corp. (formerly Barunson Interactive Corp.) operate in the Republic of Korea, while the others, including Gravity Interactive, Inc., operate in other countries.

Gravity CIS Co., Ltd. and Gravity RUS Co., Ltd. were excluded from the consolidation as of December 31, 2012 since the Company no longer had control over them (See Note 2).

On April 1, 2008, GungHo Online Entertainment, Inc. became a majority shareholder by acquiring 52.39% of the voting shares from Heartis Inc., the former majority shareholder, and also acquired additional 6.92% voting shares on June 23 and June 24, 2008. As of December 31, 2012, GungHo Online Entertainment, Inc. has majority ownership and voting rights over the Company.

The Company conducts its business within one industry segment — the business of developing and distributing online game, software and other related services.

2. Significant Accounting Policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Gravity and the following subsidiaries (collectively referred to as the “Company”). All intercompany balances and transactions have been eliminated in the consolidation.

Subsidiary	Year of Establishment	Year of Obtaining Control	Percentage of Ownership (%)
Gravity Interactive, Inc.(*1)	2003	2003	100.00
Gravity Entertainment Corp.	2003	2004	100.00
NeoCyon, Inc.	2000	2005	96.11
Gravity Middle East & Africa FZ-LLC(*2)	2007	2007	100.00
Gravity Games Corp.(*3)	2003	2010	50.83

(*1)	In October 2007, Gravity Interactive, Inc. founded L5 Games Inc., as a wholly owned US-based subsidiary. L5 Games Inc. was liquidated in May 2010.
(*2)	In May 2007, the Company founded Gravity Middle East & Africa FZ-LLC, a wholly owned United Arab Emirates-based subsidiary. Gravity Middle East & Africa FZ-LLC is in the process of liquidation as of December 31, 2012.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(*3)	In October 2010, the Company acquired 50.83% ownership of Barunson Interactive Corp. Based on the shareholders’ meeting held on March 28, 2011, Barunson Interactive Corp. changed its name to Gravity Games Corp.

The list of subsidiaries that were excluded from consolidation during the year ended December 31, 2012 is as follows:

Subsidiary	Reason
Gravity CIS Co., Ltd.(*)	Surrendered rights for shares of its investment during the year.
Gravity RUS Co., Ltd.(*)

(*)	In August 2012, the Company surrendered rights for shares (ownership interest of 99.99% (Gravity RUS Co., Ltd.) and 100% (Gravity CIS Co., Ltd.)) of its investments in accordance with the laws of Russia.

Investments in entities where the Company holds more than 20% but less than 50% ownership or over which the Company has significant management influence are accounted for using the equity method of accounting and the Company’s share of the investee’s operations is included in Equity method investments. The Company follows the equity method of accounting for investments in its joint venture Animation Production Committee and Gravity EU SAS (Note 7).

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

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include useful lives of fixed assets, salvage values and recovery of property and equipment; recoverability of goodwill and intangible assets; valuation allowances for receivables, inventories and realization of deferred income tax assets, and fair values of derivatives. Actual results could differ materially from the estimates and assumptions used.

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

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the years ended December 31, 2010, 2011 and 2012, the Company generated 85%, 83% and 87% of its revenues from countries in Asia, respectively.

As of December 31, 2010, 2011, and 2012, GungHo Online Entertainment, Inc. is the only licensee whose related accounts receivable and total revenue exceeds 10% of the Company’s total accounts receivable and total revenue, and the shares are as follows (Note 17):

		2010		2011		2012
Country	Licensee	Accounts Receivable	Revenues	Accounts Receivable	Revenues	Accounts Receivable	Revenues
Japan	GungHo Online Entertainment, Inc.	35%	56%	45%	50%	34%	51%

The amounts included within the accounts receivable balance as of December 31, 2012 are ￦2,424 million from GungHo Online Entertainment, Inc. and ￦908 million from GS Home Shopping Inc. There are no other balances with any parties that represent greater than 10% of the total accounts receivable balance.

Concentrations of credit risk

Cash and cash equivalents and short-term financial instruments are potentially subject to concentration of credit risk. Cash and cash equivalents and short-term financial instruments are placed with several financial institutions, of which approximately 32% of such amounts are held at one financial institution.

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or the service has been delivered or rendered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured.

The Company derives most of its revenues from online game subscription revenue mainly from Ragnarok Online paid by users in Korea, the United States and Canada, and royalties and license fees paid by our licensees in our overseas markets.

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

Mobile games revenue

Mobile games are played using mobile phones and other mobile devices. Mobile games revenue includes revenues from micro-transaction and a proportion of the per-download fees that users pay where the Company directly provides mobile game service to users, such as Korea. In addition, the Company licenses the right to market and distribute its mobile games in overseas countries in exchange for a license fee and/or guaranteed minimum royalty payments, and also receives royalty revenues from its licensees on a monthly basis. Mobile games revenues are also derived from contract prices, which are related to various outsourcing development service provided by us to third parties, such as developing games embedded in mobile phones.

Micro-transaction fees are deferred when in-game items are purchased by users and recognized as revenue when the purchased in-game items are used in the game. Per-download fees are recognized on a monthly basis as they are earned. License fees are deferred and recognized ratably as revenue over the license period and guaranteed minimum royalty payments are deferred and recognized as the relevant royalty is earned. Royalty revenues are based on an agreed percentage of each of the licensees’ revenues based on the licensees’ sales from our mobile games. Contract prices are recognized when the products or services have been delivered or rendered and the customers can begin use in accordance with the contractual terms.

Character merchandising, animation and other revenue

The Company licenses the right to commercialize or distribute its game characters or animation to third-party licensees in exchange for contract prices. These contract prices are recognized when the products or services have been delivered or rendered and the customers can begin their use in accordance with the contractual terms. In addition, the Company receives royalty payment based on a specified percentage of the licensees’ sales.

The Company also sells goods related to mobile phones, such as accessories and USB data cable or provides contracted services, which is recorded in other revenue. The Company records these sales of goods when delivery has occurred and collectability of the fixed or determinable sales price is reasonably assured.

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

The Company reviews property and equipment and other long-lived assets for impairment whenever events or changes in circumstances indicate that carrying value may not be recoverable in accordance with ASC 360, Property, Plant, and Equipment. When the aggregate of future cash flows (undiscounted and without interest charges) is less than the carrying value of the asset, an impairment loss is recognized based on the fair value of the asset.

Intangible assets

Capitalized software development costs—online game development costs

The Company capitalizes certain software development costs relating to online games that will be distributed through subscriptions or licenses. The Company accounts for software development costs in accordance with ASC 985, Costs of Software to be Sold, Leased, or Marketed. Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in research and development expense. Once a software product has reached technological feasibility, then all subsequent software development costs for that product are capitalized until the product is commercially launched. Technological feasibility is evaluated on a product-by-product basis, but typically occurs when the online game has a proven ability to operate in a massively multiplayer format. Technological feasibility of a product encompasses both technical design documentation and game design documentation.

The Company amortizes capitalized software development costs relating to online games and records as a component of cost of revenues. Amortization is determined as the greater of the amount computed using the ratio of current gross revenues for an online game to the total of current and anticipated future gross revenues for that

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

game or the straight-line method amount over the remaining estimated economic life of the game. Amortization starts when an online game is available for general release to public users. The Company continually evaluates the reasonableness of the economic life of the capitalized software development costs based on the average life cycle of the games whenever each new game is commercially launched or acquired.

Capitalized software development costs for online games, net of accumulated amortization, at December 31, 2011 and 2012 were ￦18,744 million and ￦17,170 million, respectively. Amortization expense for the years ended December 31, 2010, 2011 and 2012 was ￦1,549 million, ￦25 million and ￦3,852 million, respectively.

The Company evaluates the recoverability of capitalized software development costs on a product-by-product basis. The recoverability of capitalized software development costs is evaluated based on the expected performance of the specific products to which the costs relate. Criteria used to evaluate expected product performance include: historical performance of comparable products using comparable technology; orders for the product prior to its release; and estimated performance of a sequel product based on the performance of the product on which the sequel is based. Capitalized costs for those products that are cancelled are expensed in the period of cancellation. In addition, an impairment loss shall be recorded when management’s forecast for a particular game indicates that unamortized capitalized costs exceed the net realizable value of that asset. Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established, as well as in the ongoing assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional development costs to be incurred. If revised forecasted or actual product sales are changed from the original forecasted amounts utilized in the initial recoverability analysis, the actual impairment charge may be larger than originally estimated in any given period.

There were no impairment losses on capitalized software development cost for online games for the years ended December 31, 2010, 2011 and 2012.

Capitalized software development costs — website and internal use software development costs

The Company accounts for website and internal use software development cost in accordance with ASC 340, Internal Use Software. For website and internally used software development costs, the Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life.

Capitalized software development costs for website and internal use software at December 31, 2011 and 2012 were ￦192 million and ￦217 million, respectively.

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

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Specifically, qualitative factors are assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the relevant events and circumstances are assessed. If, after assessing the totality of events or circumstances, it is determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then a two-step process of the goodwill impairment test is not performed. If it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the first step of the two-step goodwill impairment test is performed. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized immediately in an amount equal to that excess. The goodwill impairment test is carried out at the reporting unit, which is either an operating division or a subdivision, for which stand-alone financial information is available to the management personnel of such division or subdivision for evaluating operating results.

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

Advertising

The Company expenses advertising costs as incurred. Advertising expense was approximately ￦1,853 million, ￦3,121 million and ￦4,585 million for the years ended December 31, 2010, 2011 and 2012, respectively.

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

Foreign currency transactions

Net gains and losses resulting from foreign exchange transactions are included in foreign currency income (losses) in the consolidated statements of comprehensive income (loss).

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

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset and liability. As a basis for considering such assumptions, a fair value hierarchy has been established that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 — Quoted prices in active exchange markets involving identical assets or liabilities.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — Inputs that are generally unobservable and typically reflect management estimates of assumptions and inputs using a binomial lattice model as the valuation technique.

Fair Value of Financial Instruments

ASC Topic 825, Financial Instruments, requires disclosure of the fair value of financial instruments for which the determination of fair value is practicable. The fair values of the Company’s cash and cash equivalents, short-term financial instruments, accounts receivable and other current assets, accounts payable and other current liabilities approximate carrying values due to the short maturity of these instruments.

Earnings (losses) per share

Basic earnings (losses) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding for all periods. Diluted earnings (losses) per share is computed by dividing net earnings (losses) by the weighted average number of common shares outstanding, increased by common stock equivalents. Common stock equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options. However, potential common shares are not included in the denominator of the diluted earnings (losses) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

Recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued FASB Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs to provide largely identical guidance about fair value measurement and disclosure requirements. This standard does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it already is required or permitted under International Financial Reporting Standards (“IFRS”). For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. A public entity is required to apply the ASU prospectively for interim and annual periods beginning after December 15, 2011. The Company adopted the amendments, and the adoption did not impact the Company’s financial condition or results of operations.

In June and December 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, and ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, respectively. The amended guidance requires an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The current option to report other comprehensive income and its components in the statement of stockholders’ equity will be eliminated. Although the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under existing guidance. An entity should apply the ASU retrospectively. For a public entity, these ASUs are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted this guidance and presented components of net income and other comprehensive income in the statements of comprehensive income (loss). The adoption of this guidance did not impact the Company’s net income, financial position or cash flows.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In December 2011 and January 2013, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, and ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, respectively, which create new disclosure requirements about the nature of an entity’s rights of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under IFRS. The adoptions of ASU 2011-11 and 2013-01 are not expected to have a material impact on the Company’s consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment as an update to the authoritative guidance related to testing indefinite-lived intangible assets for impairment. This update gives an entity the option to first consider certain qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. This update is effective for the indefinite-lived intangible asset impairment test performed for fiscal years beginning after September 15, 2012 with early adoption permitted. The Company has early adopted this ASU and the adoption had no material impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income to require new disclosures about reclassifications from accumulated other comprehensive income to net income. These disclosures may be presented on the face of the statements or in the notes to the consolidated financial statements. The standards update is effective for fiscal years beginning after December 15, 2012 with early adoption permitted. Since this standard only impacts presentation and disclosure requirements, its adoption will not have a material impact on the Company’s consolidated financial statements.

3. Convenience Translation into United States Dollar Amounts

The Company reports its consolidated financial statements in the Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,063.24 Korean Won to one US dollar, which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on December 31, 2012. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into US dollars at that or any other rate. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles generally accepted either in the Republic of Korea or the United States of America.

4. Restricted Assets

As of December 31, 2011, one of the Company’s subsidiaries, Gravity Interactive, Inc. issued an irrevocable letter of credit in the amount of $250,000 (￦290 million) to its landlord in relation to an office lease agreement with no amounts drawn on this letter of credit as of December 31, 2011. Additionally a bank deposit amounting to $250,000 (￦290 million) was provided to a bank as collateral for this letter of credit. Due to the termination of the lease agreement in 2012, there is no restricted bank deposit related to the agreement as of December 31, 2012.

As of December 31, 2012, one of the Company’s subsidiaries, Gravity Games Corp. has a restricted long-term financial instrument amounting to ￦5 million provided to financial institution as a guarantee for the issuance of credit card. The Company records this restricted long-term investment as other non-current assets.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5. Allowance for doubtful accounts

Changes in the allowance for accounts receivable for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011		2012
	(In millions of Korean Won)
Balance at beginning of year	￦	2	￦	5	￦	8
Provision for allowances		5		21		6
Reversal of previous provision		—		—		—
Write-offs		(2)		(18)		(5)

Balance at end of year	￦	5	￦	8	￦	9

Changes in the allowance for loan receivable for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011		2012
	(In millions of Korean Won)
Balance at beginning of year	￦	—	￦	—	￦	1,000
Provision for allowances		—		1,000		200
Reversal of previous provision		—		—		—
Write-offs		—		—		—

Balance at end of year	￦	—	￦	1,000	￦	1,200

In 2009, the Company entered into an agreement with Naru Entertainment Corp. (“Naru”) to acquire publishing rights of the game in process of being developed by Naru. In 2010, the Company and Naru entered into a loan agreement and terminated the publishing agreement from 2009. Under this arrangement, the Company provided loans to Naru in the amount of ￦1,300 million and recorded it as short-term loans receivable.

In 2011, the Company amended the loan agreement with Naru so that ￦300 million of the loan should be paid by Naru in 2012 from funding provided by a third party, and the rest of the loan, amounting to ￦1,000 million, and its accrued interest at 8% annually, will be paid by revenue sharing payments in the future.

As of December 31, 2012, short-term and long-term loans receivable due from Naru were ￦200 million and ￦1,000 million, respectively. The Company provided bad debt reserve of ￦1,000 million in 2011. Additional reserve of ￦200 million was provided for bad debt in 2012 as Naru reported the closure of business during 2012.

6. Acquisition of the investment in Gravity Games Corp.

In October 2010, the Company acquired an aggregate of 50.83% of the voting common shares of Gravity Games Corp. (formerly, Barunson Interactive Corp.) for a purchase price of ￦11,688 million in cash. Gravity Games Corp. is a developer of Dragonica, a massive multiplayer online role playing game in Korea.

The acquisition was accounted for as a purchase of a business. The purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. Gravity Games Corp.’s results of operations are included in the Company’s consolidated financial statements from the date of acquisition. The excess amount of the purchase price over the fair market value of the net assets acquired is accounted for as goodwill. The Company believes the resulting amount of goodwill reflects its expectations of the synergistic

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

benefits of being able to leverage Gravity Games Corp.’s multiplayer online role playing game service with the Company’s own services to provide a wide variety of game titles to the Company’s global network user base. The goodwill is not deductible for income tax purposes.

Acquisition-related costs of ￦25 million have been recognized and included as selling, general and administrative expenses.

The estimated fair value of assets acquired and liabilities assumed on the acquisition date were:

	2010
	(In millions of Korean Won)
Consideration cash	￦	11,688

Current assets	￦	2,150
Non-current assets
Property and equipment		357
Game product technology		11,856
In-process research and development technology		8,503
Other non-current assets		106
Current liabilities		(460)
Non-current liabilities		(4,064)
Deferred income tax liabilities		(2,739)

Total identified net assets		15,709

Non-controlling interest		(10,802)
Goodwill		6,781

	￦	11,688

The fair value of current assets acquired includes accounts receivable from its customers and loan receivable with a fair value of ￦1,094 million. The gross amount due under the contract is ￦1,182 million, of which ￦88 million is expected to be uncollectible.

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

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The following unaudited pro forma information presents the revenue and net income of the combined entity for the year ended December 31, 2010 as if the acquisition of Barunson had been completed on January 1, 2009 with adjustments to give effect to pro forma events that are directly attributable to the acquisition. The unaudited pro forma results do not reflect any operating efficiencies or potential cost savings which may result from acquisitions of the investment in Barunson. Accordingly, these unaudited pro forma results are presented for illustrative purposes and are not intended to represent or be indicative of the actual results of operations of the combined company that would have been achieved had the acquisition occurred at the beginning of the comparable prior annual reporting period presented, nor are they intended to represent or be indicative of future results of operations.

The unaudited pro forma revenue and net income are as follows:

2010
(In millions of Korean Won except per share data)
Revenue	￦ 57,930
Net Income	3,446

Basic earnings per share	496

Diluted earnings per share	496

The amounts of revenue and net loss of Barunson included in the Company’s consolidated statements of comprehensive income (loss) from the acquisition date to December 31, 2010 are ￦748 million and ￦211 million, respectively.

7. Equity Method Investment

The Company’s equity method investment balance is comprised of the following at December 31:

	2011		2012
	(In millions of Korean Won)
Animation Production Committee	￦	—	￦	—
Online Game Revolution Fund No. 1		838		647
Gravity EU SAS		254		—
Ingamba LLC		352		—

Total equity method investments	￦	1,444	￦	647

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s equity income (loss) on investments is comprised of the following for the years ended December 31:

	2010		2011		2012
	(In millions of Korean Won)
Animation Production Committee	￦	—	￦	—	￦	—
Online Game Revolution Fund No. 1		(358)		(38)		(51)
Gravity EU SAS		—		(70)		(257)
Ingamba LLC		13		(134)		(25)

Total equity income(loss) on investments	￦	(345)	￦	(242)	￦	(333)

Animation Production Committee

In April 2004, the Company’s subsidiary, Gravity Entertainment Corp., invested ¥123 million (￦1,358 million) for a 30% interest in “Animation Production Committee,” a joint venture, which was incorporated in Japan to produce an animation of Ragnarok Online. The investment was accounted for under the equity method of accounting. In 2006, the Company discontinued applying the equity method as the investment was reduced to zero. The Company does not have a contractual obligation to fund the further losses of joint venture.

Online Game Revolution Fund No. 1

In 2005, the Company entered into a limited liability partnership agreement to invest the committed amount of ¥1,000 million (￦8,713 million) in Online Game Revolution Fund No. 1, a limited liability partnership (the “Partnership”). In 2005, 2006, 2008 and 2009, the Company invested ¥100 million (￦869 million), ¥150 million (￦1,245 million), ¥642 million (￦6,054 million) and ¥18 million (￦229 million), respectively. As of December 31, 2012, the Company, SoftBank Corp. and GungHo Online Entertainment, Inc. (“GungHo”) have interests of 16.39%, 49.18% and 8.20%, respectively, in Online Game Revolution Fund No. 1. The Company has 16.39% interest in the Partnership as a limited partner, and cannot significantly influence the Partnership’s operation and financial policies per the limited liability partnership agreement. However, the Company accounts for the investment under the equity method of accounting in accordance with ASC 323, Investment- Equity Method and Joint Ventures, which requires the use of the equity method unless the investors’ interest is so minor that the limited partner may have virtually no influence over the Partnership’s operating and financial policies. The Company recorded the losses of the Partnership as equity amounting to ￦358 million, ￦38 million and ￦51 million in 2010, 2011 and 2012, respectively.

This Partnership is operated in Japan and the objective of the Partnership is to invest in business relating to online games for the benefit of all the partners. The Partnership had invested in eight games since its operations began.

On December 31, 2010, the term of the Partnership expired and it is under liquidation. The liquidation process was not consummated due to the delay in selling certain games in which the Partnership had invested. The Company is expecting that the Partnership will be able to distribute the remaining disposable assets including cash of ￦4,914 million and receivables from selling the games upon dissolution. The Partnership did not have any debt outstanding at December 31, 2012. Therefore, the Company has estimated that the Company’s share of such liquidation proceeds will be at least equal to the Company’s carrying value of its investment in the Partnership at December 31, 2012.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Ingamba LLC

In June 2010, the Company invested Russian Ruble 13 million (￦502 million), which represents 25% of Ingamba LLC’s total capital, in order to distribute the Company’s games in Russia. The investment in Ingamba LLC was accounted for as an equity method investment. The Company recorded gain on investments as equity amounting to ￦13 million in 2010 and loss on investments as equity amounting to ￦134 million and ￦25 million in 2011 and 2012, respectively. Ingamba LLC was disposed for $800 thousand (￦851 million) in May 2012 and the related gain on disposal of equity investments of ￦528 million was recognized.

Gravity EU SAS

In 2011, Gravity EU SASU issued new shares to new investors and the Company and then transformed into a joint venture named Gravity EU SAS. Due to a dilution of the Company’s interest in Gravity EU SASU, the Company’s ownership of the investee decreased from 100% to 25%. Gravity EU SAS was excluded from the consolidation as of December 31, 2011 since the Company no longer had control over it. Upon deconsolidation, the Company recorded its retained interest in Gravity EU SAS at fair value at the date of deconsolidation. As a result, a gain on loss of control in a subsidiary of ￦548 million was recognized in the consolidated statements of comprehensive income (loss) in 2011. And the entire accumulated other comprehensive income balance that relates to Gravity EU SASU was recognized as a part of the gain. Gravity EU SAS was accounted for by using an equity method since August 2011 and recognized equity loss on investments amounting to ￦70 million and ￦257 million in 2011 and 2012, respectively. In 2012, the Company discontinued applying the equity method as the investment was reduced to zero. The Company does not have a contractual obligation to fund further losses of Gravity EU SAS.

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

The Company’s financial instruments are measured and recorded at fair value, except for cost method investments. The Company’s non-financial assets, such as goodwill, intangible assets, and property and equipment, are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment charge is recognized.

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

As of December 31, 2011 and 2012, the Company’s financial assets consist of cash, short-term financial instruments, accounts receivable, other current assets, accounts payable, and other current liabilities. The

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s carrying amounts of cash and cash equivalents, short-term financial instruments, accounts receivable, other current assets, accounts payable and other current liabilities approximate fair value due to the short-term nature of these instruments.

9. Property and Equipment, Net

Property and equipment as of December 31, 2011 and 2012 consist of the following:

	2011		2012
	(In millions of Korean Won)
Computer and equipment	￦	12,026	￦	10,867
Furniture and fixtures		1,859		2,100
Vehicles		93		89
Capital lease assets		938		1,140
Leasehold improvements		771		771
Software externally-purchased		9,647		11,531

		25,334		26,498
Less: accumulated depreciation		(22,603)		(22,974)

	￦	2,731	￦	3,524

Depreciation expenses for the years ended December 31, 2010, 2011 and 2012 were ￦1,856 million, ￦1,651 million and ￦1,903 million, respectively.

No impairment loss was recorded for the years ended December 31, 2010, 2011 and 2012.

10. Goodwill and other intangible assets

Capitalized software development cost and other intangible assets as of December 31, 2011 and 2012 consist of the following:

	At December 31, 2011								At December 31, 2012
	Gross Carrying Amount		Accumulated Amortization		Accumulated Impairment		Net Carrying Amount		Gross Carrying Amount		Accumulated Amortization		Accumulated Impairment		Net Carrying Amount
	(In millions of Korean Won)
Capitalized software development cost	￦	26,707	￦	(7,771)	￦	—	￦	18,936	￦	29,010	￦	(11,623)	￦	—	￦	17,387
Acquired intangible assets
Product technology		18,382		(9,292)		(2,384)		6,706		18,536		(11,565)		(4,609)		2,363
IPR&D technology		8,503		—		—		8,503		8,503		—		(8,503)		—
Trademarks		503		(323)		—		180		520		(350)		—		170
Others		1,522		(362)		(799)		361		2,204		(690)		(1,026)		487

Total	￦	55,617	￦	(17,748)	￦	(3,183)	￦	34,686	￦	58,773	￦	(24,228)	￦	(14,138)	￦	20,407

The Company capitalized ￦4,243 million, ￦5,261 million and ￦2,303 million of R&D costs in accordance with ASC 985, Costs of Software to be Sold, Leased, or Marketed in 2010, 2011 and 2012, respectively.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

All of the Company’s intangible assets other than goodwill and IPR&D are subject to amortization. No significant residual value is estimated for the intangible assets. Aggregate amortization expenses for intangible assets for the years ended December 31, 2010, 2011 and 2012 were ￦2,099 million, ￦2,631 million and ￦6,479 million, respectively.

The Company recognized impairment losses of ￦2,384 million and ￦2,225 million for product technology (Dragonica and Jeweled Planet) in 2011 and 2012, respectively. Impairment charges amounting to ￦799 million and ￦227 million for other intangible assets were recognized in 2011 and 2012, respectively. Additionally, the Company recognized an impairment loss of ￦8,503 million for IPR&D technology (East Road) in 2012.

Despite the Company’s various efforts, a significant decrease in revenue of Dragonica was noted in the fourth quarter of 2011 and third quarter of 2012, which were trigger events for the impairment analysis of Dragonica. As the carrying amount of Dragonica exceeded the sum of its estimated undiscounted future cash flows from future use, Dragonica was considered impaired. The Company recognized impairment losses of ￦2,384 million and ￦2,161 million for Dragonica in 2011 and 2012, respectively.

Eternal Destiny was commercially launched in August 2011, but did not gain popularity in market. The Company ceased offering commercial service in November 2011, which was a triggering event for the impairment of Eternal Destiny. As the carrying amount of Eternal Destiny exceeded the sum of its estimated undiscounted future cash flows from future use, Eternal Destiny was considered impaired. An impairment charge amounting to ￦799 million was recognized in 2011, as the carrying amount of Eternal Destiny exceeded its fair value.

In addition, the Company decided to cease its development of East Road due to the low likelihood that the game will be commercially successful, which triggered impairment of East Road in 2012. As the carrying amount of East Road exceeded the sum of its estimated undiscounted future cash flows from future use, East Road was considered impaired in 2012. The Company recognized an impairment loss of ￦8,503 million, since the carrying amount before the recognition of impairment loss exceeded its fair value. An impairment loss of ￦227 million was recognized for other intangible assets due to the significant decrease in revenue related to such assets in 2012.

Changes in goodwill balances for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011		2012
	(In millions of Korean Won)
Balance at beginning of the year
Goodwill	￦	1,451	￦	8,232	￦	8,232
Accumulated impairment losses		(241)		(241)		(755)

		1,210		7,991		7,477

Impairment losses		—		(514)		(3,614)
Acquisition in the business combination		6,781		—		—
Balance at end of the year
Goodwill		8,232		8,232		8,232
Accumulated impairment losses		(241)		(755)		(4,369)

	￦	7,991	￦	7,477	￦	3,863

As described in Note 2, the Company performed an annual impairment test for goodwill at each reporting unit, NeoCyon, Inc. (“NeoCyon”) and Gravity Games Corp., using data as of December 31, 2012. Prior to

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

performing the two-step impairment test for goodwill, the Company performed a qualitative assessment for the reporting units of NeoCyon and Gravity Games Corp. Given that the result of the previous year’s impairment analysis indicated that the fair value of the business reporting unit of NeoCyon was significantly greater than its carrying value and the fact that there were no adverse events or circumstances identified which would affect the fair value of the reporting unit of NeoCyon, the Company concluded not to perform the two-step impairment test for the reporting unit NeoCyon as it is more likely than not that its fair value is greater than its carrying amount.

In performing the impairment analysis for Gravity Games Corp., the Company used the income approach to determine the fair value of the reporting unit. The fair value was determined based on the present value of estimated future cash flows, discounted at a risk-adjusted rate. The Company used internal forecasts to estimate future cash flows and included an estimate of long-term future growth rates based on the most recent views of the long-term outlook for Gravity Games Corp. The Company derived the discount rates by applying a capital asset pricing model.

As of December 31, 2012, the fair value of the business reporting unit for Gravity Games Corp. was determined to be lower than the book value of the business reporting unit for Gravity Games Corp. Therefore, in 2012, the Company recorded an impairment loss of ￦3,614 million in the reporting unit of Gravity Games Corp.

The impairment was due to declines in projected future revenues as compared to the projections of revenue used for the 2011 annual impairment test, which was a reflection of the discontinuance of its development on East Road.

During the fiscal year ended December 31, 2011, the Company recorded an impairment loss of ￦514 million for the Gravity Games Corp. reporting unit due to the decline in the fair value of the reporting unit and a decline in projected future revenues.

Expected amortization expenses related to the current net carrying amount of intangible assets are as follows:

	(In millions of Korean Won)
2013	￦	5,729
2014		5,134
2015		4,793
2016		4,027
2017 and thereafter		724

	￦	20,407

11. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011		2012
	(In millions of Korean Won)
Balance at beginning of year	￦	478	￦	1,031	￦	916
Acquisition of Gravity Games Corp.		427		—		—
Provisions for severance benefits		234		586		96
Severance payments		(91)		(648)		(190)
Terminated but not yet paid		(17)		(53)		(139)

Balance at end of year	￦	1,031	￦	916	￦	683

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2005, Gravity introduced a defined contribution pension plan (“Pension Plan”) in accordance with the Employee Benefit Security Act of Korea and entered into a nonparticipating defined contribution insurance contract with a life insurance company. Gravity’s contribution to the Pension Plan was ￦1,075 million, ￦1,085 million and ￦1,190 million in 2010, 2011 and 2012, respectively. In 2011, NeoCyon, Inc. also introduced a Pension Plan. ￦97 million and ￦390 million were recognized as a cost for the Pension Plan in 2011 and 2012, respectively. For the contributions already paid, Gravity and NeoCyon will have no legal or constructive obligation to pay further amounts and therefore no severance benefits were accrued. The accrued severance benefits recorded at December 31, 2012 relate to the other subsidiaries which have not implemented a Pension Plan.

12. Commitments and Contingencies

Commitments

As of December 31, 2012, the Company has outstanding licensing agreements for Ragnarok Online with 11 companies internationally. Based on the agreements with the licensees, the Company receives certain amounts (16% to 40%) of each licensee’s revenues as royalty.

The Company has contracts for the exclusive rights of Ragnarok Online II game distribution and sales with GungHo Online Entertainment, Inc. in Japan, AsiaSoft Corporation Public Co., Ltd. in Thailand, Shanghai The 9 Information Technology Ltd., in China, Level up! Inc. in the Philippines, AsiaSoft Online Pte. Ltd., in Singapore and Malaysia, AsiaSoft Corporation Public Co., Ltd. in Vietnam, PT. Lyto Datarindo Fortuna in Indonesia and Level up! Interactive S.A. in Brazil. The contract periods of these license agreements range from two to four years after commercialization in each geographical location.

In June 2010, the Company entered into an agreement for Requiem in Russia and 14 other countries with Ingamba LLC. In March 2010, the Company entered into an agreement for Requiem in Taiwan, Hong Kong and Macau with GameFlier International Corporation and the agreement was terminated in August 2012.

The Company entered into a software licensing agreement with GungHo in December 2005 for the right to publish and distribute Emil Chronicle Online (“ECO”) worldwide, except for Japan, which was renewed in 2012. In August 2007, the Company entered into an agreement with GameCyber Technology Ltd. to distribute ECO in Taiwan and Hong Kong, which was renewed in June 2012. In February 2009, the Company entered into an agreement with PT. Wave Wahana Wisesa for distribution of ECO in Indonesia and the agreement was terminated in October 2012. The Company entered into a license and distribution agreement with Access Bright Limited to distribute ECO in China in June 2010 and the agreement was terminated in February 2013.

The Company entered into a licensing agreement with Game Flier International Corporation in December 2012 for the right to publish and distribute Steal Fighter in Taiwan. Based on the agreement, the Company receives certain amounts of each licensee’s revenues as royalty.

As of December 31, 2012, the Company has outstanding licensing agreements for Dragonica with seven companies internationally. Based on the agreements with the licensees, the Company receives certain amounts (20% to 25%) of each licensee’s revenues as royalty.

As of December 31, 2012, the license fee the Company has committed to pay upon the commercial launches of the licensed games was ￦850 million.

The Company entered into various capital lease agreements to utilize game servers. The Company made principal and interest payments of $124 thousand (￦140 million) and $28 thousand (￦32 million) in 2010 and

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$151 thousand (￦175 million) and $52 thousand (￦61 million) in 2011, respectively. In 2012, the Company entered into additional capital lease payment agreements which increased the total capital lease payment by $270 thousand (￦287 million). Therefore, in 2012, the Company made principal and interest payments of $203 thousand (￦216 million) and $36 thousand (￦39 million), respectively.

Future minimum lease payments for the leases as of December 31, 2012, are as follows:

	2013				2014				2015
	Principal		Interest		Principal		Interest		Principal		Interest
	(In thousands of US dollars)
Capital lease		$207		$15		$86		$4		$52	—

	(In millions of Korean Won)
	￦	220	￦	16	￦	91	￦	4	￦	55	—

In addition to the capital lease above, the Company leases certain properties which are considered to be operating leases. Rental expenses incurred under these operating leases were approximately ￦2,823 million, ￦2,949 million and ￦2,796 million for the years ended December 31, 2010, 2011 and 2012, respectively. The Company entered into a lease agreement with Korea Software Industry Promotion Agency in 2008 and recorded a guarantee deposit of ￦1,371 million as of December 31, 2012.

Future minimum rental payments for the operating leases as of December 31, 2012, are as follows:

	(In millions of Korean Won)
2013	￦	2,302
2014		2,281
2015		139
2016		83

	￦	4,805

Litigation

In June 2009, a director and manager of Gravity Middle East & Africa FZ-LLC (“ME&A”), the subsidiary in United Arab Emirates, asserted to the Company a claim for his salary for the past twenty months, which amounts to ￦229 million (AED 721,022). The Company did not record any accrual from the claim as the Company believes that they had not entered into a valid contract with this director which required the payment of salary. There was no significant progress on this claim in 2012, and the Company is unable to predict the ultimate outcome of this claim.

In April 2009, the Company repatriated ￦1,820 million ($1.4 million) from ME&A, which was primarily remaining net assets of ME&A. ME&A has been in the process of liquidation since September 2008. In August 2010, the director and manager of ME&A, as a representative of ME&A, filed a lawsuit against the Company and some of its directors and officers on the subject of them being accused of the repatriation of ME&A claiming an aggregate of ￦1,628 million (AED 5 million and related interest plus litigation costs). In November 2011, the case was decided in favor of the plaintiff and the Company filed an appeal with the Seoul High Court and paid a deposit in court amounting to ￦4,140 million to proceed with the appeals against the dismissal of the case regarding the repatriation of capital funds from ME&A. The court ruled partially in favor of the plaintiff in December 2012. The Company filed a final appeal in December 2012 and the plaintiff filed a final appeal in January 2013 with the Supreme Court of Korea. No amount was accrued because the above case would not result in a loss for the Company.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In April 2010, the Company was charged by a former executive of the Company seeking payment of compensation amounting to ￦1,201 million under a certain employment agreement. The case was dismissed and the plaintiff filed an appeal against the dismissals of the lawsuits with the Seoul High Court in May 2011 and the court ruled partially in favor of the plaintiff. The plaintiff and the Company brought final appeals with the Supreme Court of Korea in December 2011 and the both appeals were finally dismissed by the Supreme Court of Korea in April 2012. In May 2010, the former executive filed another lawsuit claiming, amounting to ￦50 million, employment termination without cause. The case was dismissed and the plaintiff filed an appeal with the Seoul High Court in April 2011. In the opinion of management, there was not at least a reasonable possibility the Company may have incurred a material loss with respect to the above matters although the Company is unable to predict the ultimate outcome. The Company did not record a liability as of December 31, 2012. Furthermore, in June 2011, the former executive filed another lawsuit against the Company claiming nullity of dismissal and seeking remuneration, amounting to ￦110 million due regarding the remainder of his term. In June 2012, the case was decided in favor of the Company and the plaintiff filed an appeal with the Seoul High Court. In January 2013 the appeal was withdrawn, led by the plaintiff.

In June 2010, NeoCyon filed a lawsuit amounting to ￦1,294 million and related interest against the former CEO of NeoCyon, the defendant, who was accused of being given an unauthorized surplus of compensation related to retirement and retirement bonus funds from NeoCyon. The former CEO of NeoCyon filed a suit against NeoCyon which stated that he should be paid an additional amount of ￦81 million and related interest in retirement and retirement bonus funds. In September 2012, NeoCyon reached a settlement with the former CEO of NeoCyon on the condition that the former CEO would pay ￦20 million to NeoCyon.

In November 2010, Gravity Interactive, Inc., THQ Inc. and others were accused of a trademark infringement by the trademark owner of Dragonica, Victor Garcia, in a lawsuit filed in the United States District Court for the Southern District of Florida. The plaintiff filed a claim on all gains of the Company, losses for the plaintiff and other compensation related to the trademark infringement. In February 2011, Gravity Interactive, Inc. sent a written defense to the United States District Court for the Southern District of Florida, noting that there was no trademark infringement of “Dragonica.” In February 2012, the Company reached a settlement with Victor Garcia on the condition that the trademark would not be used in commerce anywhere within the U.S.A. and the case was closed in March 2012.

13. Shareholders’ Equity

As of December 31, 2012, Gravity is authorized to issue a total of 40 million shares with a par value of ￦500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of this authorized amount, Gravity is authorized to issue up to 2 million non-voting preferred shares. Under the articles of incorporation, holders of non-voting preferred shares are entitled to receive dividends of not less than 1% and up to 15% of the par value of such shares, the exact rate to be determined by Gravity’s Board of Directors at the time of issuance, provided that the holders of preferred shares are entitled to receive dividend at a rate not lower than that determined for holders of common shares. Gravity does not have any non-voting preferred shares outstanding.

As of December 31, 2012, the Company had a total of 6,948,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are registered.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14. Earnings (losses) Per Share

The components of basic and diluted earnings (losses) per share are as follows:

	2010		2011		2012
	(In millions of Korean Won, except per share data)
Net income (loss) available for common shareholders (A)	￦	3,730	￦	14,928	￦	(12,224)
Weighted average outstanding shares of common shares (B)		6,948,900		6,948,900		6,948,900

Earnings (losses) per share Basic and diluted (A/B)	￦	537	￦	2,148	￦	(1,759)

15. Income Taxes

Income tax expenses (benefit) for the years ended December 31, 2010, 2011 and 2012 consist of the following:

	2010		2011		2012
	(In millions of Korean Won)
Income (loss) before income taxes
Domestic	￦	10,395	￦	4,878	￦	(16,761)
Foreign		(2,133)		159		(862)

		8,262		5,037		(17,623)

Current income taxes
Domestic		4,458		3,694		3,715
Foreign		12		70		4

		4,470		3,764		3,719

Deferred income taxes
Domestic		(263)		(11,726)		(1,135)
Foreign		—		—		—

		(263)		(11,726)		(1,135)

Total income tax expenses (benefit)	￦	4,207	￦	(7,962)	￦	2,584

Income taxes recognized directly in other comprehensive income for the year ended December 31, 2011 and 2012 are ￦130 million and ￦104 million respectively.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of December 31, 2011 and 2012 are as follows:

	2011		2012
	(In millions of Korean Won)
Deferred tax assets
Accrued expense	￦	181	￦	342
Allowance for doubtful		421		660
Investments in subsidiaries and equity method investees		1,897		1,345
Depreciation and amortization		204		1,032
Deferred revenue		663		736
Provisions for severance benefits		100		80
Net operation loss carryforwards in subsidiaries		3,887		3,703
Foreign tax credit carryforwards		17,224		20,433
Tax credit carryforwards for research and human resource development		2,434		2,763
Others		164		133

Total deferred tax assets		27,175		31,227
Less: Valuation allowance		(14,531)		(19,712)

	￦	12,644	￦	11,515

Deferred tax liabilities
Accrued income	￦	78	￦	76
Depreciation and amortization		232		—
Investments in subsidiaries and equity method investees		426		347
Intangible assets		2,009		—
Unrealized foreign exchange gains		9		—
Others		37		—

Total deferred tax liabilities		2,791		423
Net deferred tax assets (liabilities)	￦	9,853	￦	11,092

Reported as
Current portion of deferred income tax assets	￦	3,062	￦	2,761
Non-current deferred income tax assets	￦	8,308	￦	8,331
Non-current deferred income tax liabilities	￦	1,517	￦	—

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

In assessing the realizability of deferred income tax assets, management considered whether it was more likely than not that some portion or all of the deferred income tax assets would not be realized. In particular, a significant portion of the tax credit carryforwards is expected to expire if the Company does not generate sufficient taxable income in Korea. The ultimate realization of deferred income tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences became deductible. Management considered the scheduled reversal of deferred tax liabilities, uncertainty in the future taxable income, the tax structure of the Company and tax planning strategies in making this assessment. For the year ended December 31, 2010, full valuation allowance was provided for Gravity and certain subsidiaries. However,

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in 2011 and 2012, based on the level of historical taxable income and the future taxable income under the Company’s business plan over the periods in which the deferred tax assets were deductible, management believed it was more likely than not that ￦7,937 million and ￦7,214 million, or 42% and 34%, of the deferred tax assets from tax credit carry forwards is realizable for Gravity, respectively.

As of December 31, 2012, Gravity Co., Ltd. in Korea recorded deferred income tax assets from temporary differences of ￦2,308 million, foreign tax credit carryforwards and tax credit carryforwards for research and human resource development etc. of ￦19,163 million and ￦1,946 million, respectively, which expire from 2013 to 2017. Based on the Company’s historical and projected net and taxable income, the Company determined that it would be able to realize all deferred income tax assets from the temporary differences and ￦7,214 million, or 34%, of tax credits carryforwards, and recognized a valuation allowance of ￦13,900 million on the amount of available tax credit carryforwards at an effective rate expected to be incurred by Gravity. Gravity as a controlling company did not recognize the deferred income tax assets from outside basis difference amounting to ￦4,841 million on investment in subsidiaries since Gravity has no plan or intention to dispose of those entities in the foreseeable future. The deferred income tax liabilities from an outside basis difference amounting to ￦382 million on investment in subsidiary was also not recognized since Gravity is able to control the timing of the reversal and it is probable that the difference will not reverse in the foreseeable future.

As of December 31, 2012, Gravity Entertainment Corp., the Company’s 100% owned subsidiary in Japan, had temporary differences of ￦245 million and available loss carryforwards of ￦445 million which expire from 2013 to 2019. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences and loss carryforwards, and recognized a valuation allowance of ￦290 million on the full amount of the temporary differences and available loss carryforwards at an effective rate expected to be incurred in Japan.

As of December 31, 2012, Gravity Interactive, Inc., the Company’s 100% owned subsidiary in U.S., had available loss carryforwards of ￦7,227 million for federal tax and ￦7,156 million for state tax, respectively, which expire from 2028 to 2032. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these loss carryforwards, and recognized a valuation allowance of ￦2,905 million on the full amount of the available loss carryforwards at an effective rate expected to be incurred in U.S.

Statutory tax rate applicable to the Company is 24.2% for the years ended December 31, 2010 and 2011, while the statutory tax rate applicable to the Company for the year ended December 31, 2012 is 22%. In accordance with the revised Corporate Income Tax Law, statutory tax rate applicable to the Company is 24.2% until 2011 and 22% thereafter. Deferred taxes are measured using the enacted tax rate expected to apply at the time of reversal, which is 22% for the Company.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of income tax expense (benefit) from the Korean statutory income tax rate to actual income tax expense (benefit) is as follows:

	2010		2011		2012
	(In millions of Korean Won)
Tax expense at Korean statutory tax rate (2010, 2011: 24.2%, 2012: 22%)	￦	1,999	￦	1,219	￦	(3,877)
Income tax exemption		(67)		(5)		—
Foreign tax credit		(414)		(393)		(387)
Tax credit carryforwards for research and human resource development		(585)		(356)		(997)
Foreign tax differential		(234)		39		(350)
Expense not deductible for tax purpose		233		672		923
Change in statutory tax rate		(14)		—		—
Change in valuation allowances		(1,551)		(14,112)		5,181
Tax effect from consolidation of subsidiaries		—		—		(2,424)
Loss of control in subsidiaries		—		1,364		258
Effect of change in foreign currency exchange rate		124		(52)		266
Expiration of unused foreign tax credit and unused net operating loss carryforwards		4,430		3,635		4,054
Income tax penalties		133		—		—
Others		154		27		(63)

Total income tax expense (benefit)	￦	4,207	￦	(7,962)	￦	2,584

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

In 2011, Gravity was subject to a tax examination by the National Tax Service of Korea for fiscal years 2006 through 2009. As a result of the tax examination, the Company recognized ￦133 million of income tax expense for penalties and ￦608 million of withholding taxes for transfer pricing adjustments that arose from the difference between the actual transaction price and the estimated arm’s length price. The ￦133 million of penalties was recorded as a component of the income tax provision, and the ￦608 million of withholding taxes due was recorded as a component of selling, general and administrative expenses for the year ended December 31, 2010. The National Tax Service of Korea is a Korean government agency responsible for tax collection and tax law enforcement.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allowances for deferred income tax assets for the three years ended December 31, 2010, 2011 and 2012 are as follows:

	Balance at Beginning of Year		Decrease		Increase		Balance at End of Year
	(In millions of Korean Won)
2010
Valuation allowance	￦	30,194	￦	1,551	￦	—	￦	28,643
2011
Valuation allowance		28,643		14,112		—		14,531
2012
Valuation allowance		14,531		—		5,181		19,712

16. Operations by Geographic Area

Geographic information for the years ended December 31, 2010, 2011 and 2012 is based on the location of the distribution entity. Revenues by geographic region are as follows:

	2010		2011		2012
	(In millions of Korean Won)
Korea	￦	9,737	￦	10,458	￦	14,762
Japan		29,186		29,513		30,387
Taiwan and Hong Kong		2,926		3,590		2,244
United States		4,759		5,879		5,023
Russia		647		487		476
Brazil		1,114		1,189		837
Thailand		936		1,245		974
Europe		1,084		2,058		982
Other		1,973		3,058		2,096

	￦	52,362	￦	57,477	￦	57,781

Approximately 85% and 15% of the Company’s property and equipment are located in Korea and the United States, respectively as of December 31, 2012.

17. Related Party Transactions

During the years ended December 31, 2010, 2011 and 2012, there were related party transactions with a shareholder and an equity investee as follows:

	2010		2011		2012
	(In millions of Korean Won)
Sales to related parties	￦	29,065	￦	29,110	￦	30,061
Purchases from related parties		4,182		2,139		3,312
Amounts due from related parties		3,149		3,573		2,657
Amounts due to related parties		7,412		6,373		6,699

On April 1, 2008, GungHo Online Entertainment, Inc. became a majority shareholder by acquiring 52.39% of the voting shares from Heartis Inc., the former majority shareholder, and acquired additional 6.92% voting shares on June 23 and June 24, 2008. The transactions with GungHo and the related balances during 2010, 2011 and 2012 were included in related party transactions above.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Due to the disposal of equity investments in Ingamba LLC, in May 2012, the related party relationship between the Company and Ingamba LLC, was discontinued. Therefore, the transactions with Ingamba LLC that occurred before the disposal of the equity investments were included in the related party transactions. Sales to Ingamba LLC were ￦94 million, ￦275 million and ￦138 million in 2010, 2011 and 2012, respectively. Amounts due from Ingamba LLC were ￦94 million and ￦47 million in 2010 and 2011, respectively.

18. Supplemental Cash Flow Information and Non-Cash Activities

	2010		2011		2012
	(In millions of Korean Won)
Supplemental cash flow information
Cash paid during the year for income taxes	￦	3,752	￦	3,832	￦	3,727
Interest paid		32		58		55
Supplemental non-cash activities
Reclassification of long-term deferred revenue to deferred revenue	￦	1,749	￦	3,978	￦	1,562
Offset of long-term deferred revenue and accounts payable		1,161		—		—
Reclassification of prepayment to intangible assets		92		1,392		312