Form 20-F/A
period 2012-12-31
GRAVITY Co., Ltd.
filed 2013-05-10
CIK 1313310

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

We are filing this Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2012, which was originally filed with the Securities and Exchange Commission on April 26, 2013, for the sole purpose of furnishing the Interactive Data File as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

Other than as expressly set forth above, no changes have been made to our annual report on Form 20-F. This Amendment No. 1 does not reflect events that have occurred after the original filing of our annual report on Form 20-F on April 26, 2013 or modify or update, or purport to modify or update, the disclosures presented therein.

ITEM 19.	EXHIBITS

Exhibit No.	Description

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	XBRL (eXtensible Business Reporting Language) information contained in Exhibit 101 listed above is furnished to the Securities and Exchange Commission with this Amendment No. 1, is deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F on its behalf.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: May 10, 2013

3