Form 20-F
period 2013-12-31
GRAVITY Co., Ltd.
filed 2014-04-30
CIK 1313310

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on April 30, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-51138

GRAVITY CO., LTD.
(Exact name of registrant as specified in its charter)

N/A (Translation of registrant's name into English)	The Republic of Korea (Jurisdiction of incorporation or organization)

15F, 396 World Cup buk-ro, Mapo-gu,
Seoul 121-795, Korea
(Address of principal executive offices)

Heung Gon Kim
Chief Financial Officer
15F, 396 World Cup buk-ro, Mapo-gu,
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

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: Shares, par value Won 500: 6,948,900

          Indicated by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☑

          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☑

          Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑    No ☐

          Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑    No ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

          Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

          U.S. GAAP ☑    International Financial Reporting Standards as issued by the International Accounting Standards Board ☐    Other ☐

          If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐    Item 18 ☐

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☑

CERTAIN DEFINED TERMS

        Unless the context otherwise requires, references in this annual report on Form 20-F, or annual report, to:

  •
  "ADRs" are to the American depositary receipts that evidence our ADSs;

  •
  "ADSs" are to our American depositary shares, each of which represents one-fourth of a share of our common stock;

  •
  "China" or the "PRC" are to the People's Republic of China (excluding, for the purposes of this annual report on Form 20-F, Taiwan, Hong Kong and Macau, unless specifically indicated otherwise);

  •
  "Chinese Yuan" are to the currency of China;

  •
  "EUR" or "Euro" are to the currency of the Eurozone consisting of Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Luxembourg, Malta, the Netherlands, Portugal, Slovakia, Slovenia and Spain;

  •
  "Gravity," "the Company," "we," "us," "our," or "our company" are to Gravity Co., Ltd. and, except as otherwise indicated or required by context, our subsidiaries;

  •
  "Hong Kong" are to the Hong Kong Special Administrative Region of the PRC;

  •
  "Japanese Yen" or "JPY" are to the currency of Japan;

  •
  "Korea" are to the Republic of Korea;

  •
  "Macau" are to the Macau Special Administrative Region of the PRC;

  •
  "NT dollar" or "NT$" are to the currency of Taiwan;

  •
  "Taiwan" or the "ROC" are to Taiwan, the Republic of China;

  •
  "Thai Baht" are to the currency of the Kingdom of Thailand;

  •
  "US$," "U.S. dollar," or "Dollar" are to the currency of the United States of America; and

  •
  "Won," "Korean Won," or "~~W~~" are to the currency of Korea.

        For your convenience, and unless otherwise stated, this annual report contains translations of certain Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 31, 2013, which was Won 1,055.25 to US$1.00. No assurance is given that any Won or Dollar amounts could have been or could be converted into Dollars or Won, as the case may be, at such rate, or any other rate, or at all.

        Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS

        This annual report for the year ended December 31, 2013 contains "forward-looking statements," as defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. The forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry, and are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate," "believe," "considering," "depends," "estimate," "expect," "intend," "plan," "planning," "planned," "predict," "project," "continue" and variations of these words, similar expressions, or that certain events, actions or results "will," "may," "might," "should," "would" or "could" occur, be taken or be achieved.

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

  •
  the effect that economic, political or social conditions in Korea have on the revenue generated from our online or mobile game products and our results of operations;

  •
  the effect that any global financial crisis or global economic recession will or may have on our business prospects, financial condition and results of operations; and

  •
  our future business development and prospects, results of operations and financial condition.

        We caution you not to place undue reliance on any forward-looking statement, each of which involves risks and uncertainties. Although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions could be incorrect. All forward-looking statements are based on our management's current expectations, assumptions, estimates and projections of future events and are subject to a number of factors that could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; changes in customer preference and popular culture and trends, including the online or mobile gaming culture; political changes; global economic events including, but not limited to, a significant downturn in the global economic and financial markets and a tightening of the global credit markets; changes in business and economic conditions; fluctuations in foreign exchange rates; fluctuations in the prices of our products; decreasing consumer confidence and slowing of economic growth generally; and other risks and uncertainties that are more fully described under the heading "Risk Factors" in this annual report, and elsewhere in this annual report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

 PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

ITEM 3.A.    SELECTED FINANCIAL DATA

        You should read the selected financial data below in conjunction with our audited consolidated financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013, and the related notes included elsewhere in this annual report. The selected financial data as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 are derived from our audited consolidated financial statements and the related notes thereto included elsewhere in this annual report. Our historical results do not necessarily indicate results expected for any future periods. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

	As of and for the Years Ended December 31,
	2009		2010		2011		2012		2013		2013(1)
	(In millions of Won and thousands of US$, except share and per share data, operating data and percentages)
Statements of operations
Revenues:
Online games—subscription revenue	~~W~~	12,674	~~W~~	9,908	~~W~~	11,556	~~W~~	10,150	~~W~~	8,206	US$	7,776
Online games—royalties and license fees		34,037		32,132		35,552		32,325		21,726		20,588
Mobile games and applications(2)		6,496		7,224		6,609		8,262		14,504		13,745
Character merchandising, animation and other revenue(2)		4,196		3,098		3,760		7,044		3,249		3,079

Total revenues		57,403		52,362		57,477		57,781		47,685		45,188
Cost of revenues		21,170		20,873		24,243		34,906		35,399		33,545

Gross profit		36,233		31,489		33,234		22,875		12,286		11,643
Operating expenses:
Selling, general and administrative		21,651		20,422		22,759		20,310		17,063		16,171
Research and development		1,799		4,652		4,136		7,018		6,131		5,810
Impairment loss on intangible assets		280		475		3,697		14,569		5,822		5,517
Gain on disposal of equity method investments		—		—		—		(528)		—		—
Gain on loss of control in a subsidiary		—		—		(548)		—		—		—
Settlement cost of litigation		1,649		—		29		—		—		—

Operating income (loss)		10,854		5,940		3,161		(18,494)		(16,730)		(15,855)
Other income, net		2,108		2,322		1,876		871		2,105		1,996

Income (loss) before income tax expenses (benefit) and equity loss on investments		12,962		8,262		5,037		(17,623)		(14,625)		(13,859)
Income tax expenses (benefit)		4,544		4,207		(7,962)		2,584		5,108		4,840

Income (loss) before equity loss on investments		8,418		4,055		12,999		(20,207)		(19,733)		(18,699)
Equity loss on investments, net		(1,424)		(345)		(242)		(333)		(18)		(18)
Net income (loss)		6,994		3,710		12,757		(20,540)		(19,751)		(18,717)

Net income (loss) attributable to:
Non-controlling interest		77		(20)		(2,171)		(8,316)		(1,163)		(1,103)

Parent company	~~W~~	6,917	~~W~~	3,730	~~W~~	14,928	~~W~~	(12,224)	~~W~~	(18,588)	US$	(17,614)

	As of and for the Years Ended December 31,
	2009		2010		2011		2012		2013		2013(1)
	(In millions of Won and thousands of US$, except share and per share data, operating data and percentages)
Earnings (loss) per share:
Basic and diluted per share	~~W~~	995	~~W~~	537	~~W~~	2,148	~~W~~	(1,759)	~~W~~	(2,675)	US$	(2.53)
Basic and diluted per ADS(3)		249		134		537		(440)		(669)		(0.63)
Weighted average number of shares outstanding (basic and diluted)		6,948,900		6,948,900		6,948,900		6,948,900		6,948,900		6,948,900
Other comprehensive income (loss)
Foreign currency translation adjustment		(140)		290		(510)		(41)		(1,327)		(1,258)
Comprehensive income (loss)		6,854		4,000		12,247		(20,581)		(21,078)		(19,975)

Comprehensive income (loss) attributable to:
Non-controlling interest		77		(20)		(2,171)		(8,316)		(1,163)		(1,103)

Parent company	~~W~~	6,777	~~W~~	4,020	~~W~~	14,418	~~W~~	(12,265)	~~W~~	(19,915)	US$	(18,872)

Balance sheet data:
Cash and cash equivalents	~~W~~	51,333	~~W~~	44,122	~~W~~	42,430	~~W~~	36,455	~~W~~	31,222	US$	29,588
Total current assets		82,899		76,343		71,833		67,929		58,651		55,582
Property and equipment, net		2,837		2,672		2,731		3,524		2,315		2,194
Total assets		102,438		125,490		132,878		110,555		87,765		83,170
Total current liabilities		8,248		14,065		12,062		10,375		11,400		10,804
Total liabilities		18,828		27,078		22,219		20,477		18,765		17,783
Total parent company shareholders' equity		83,396		87,416		101,834		89,569		69,335		65,705
Non-controlling interest		214		10,996		8,825		509		(335)		(318)
Total equity		83,610		98,412		110,659		90,078		69,000		65,387
Selected operating data and financial ratios (unaudited):
Gross profit margin(4)		63.1%		60.1%		57.8%		39.6%		25.8%		25.8%
Operating profit margin(5)		18.9%		11.3%		5.5%		(32.0)%		(35.1)%		(35.1)%
Net profit margin(6)		12.0%		7.1%		26.0%		(21.2)%		(39.0)%		(39.0)%

Notes:

(1)
For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,055.25 to US$1.00, the noon buying rate in effect on December 31, 2013 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)
We reclassified certain revenue within Mobile games and applications revenue as Character merchandising, animation and other revenue in 2013 as this better represents the nature of the revenue. The same reclassification has been made to all prior periods to conform to the presentation of 2013. The reclassification has no effect on the Company's previously reported total net revenue and other line items on the consolidated financial statements.

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

Exchange Rate Information

        The following table sets forth information concerning the noon buying rate as certified by the Federal Reserve Bank of New York for customs purposes for the years 2009 through 2013 and for each month during the previous six months through April 18, 2014 expressed in Won per U.S. dollar.

Period	At End of Period	Average Rate(1)	High	Low
2009	1,163.7	1,270.0	1,570.1	1,149.0
2010	1,130.6	1,158.7	1,253.2	1,104.0
2011	1,158.5	1,105.2	1,197.5	1,049.2
2012	1,063.2	1,119.6	1,185.0	1,063.2
2013	1,055.3	1,094.6	1,161.3	1,050.1
October	1,060.8	1,065.9	1,075.5	1,057.5
November	1,057.8	1,061.6	1,072.7	1,054.8
December	1,055.3	1,055.6	1,061.4	1,050.1
2014
January	1,080.4	1,067.1	1,083.7	1,050.3
February	1,066.0	1,071.3	1,084.3	1,062.1
March	1,064.7	1,070.5	1,079.6	1,064.1
April (through April 18, 2014)	1,037.4	1,046.0	1,058.3	1,035.4

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

        A significant portion of our revenues has been and is currently derived from a single online game product, Ragnarok Online, which was commercially introduced in August 2002 and is currently commercially offered in 60 countries and markets. We derived Won 21,531 million (US$20,404 thousand) in revenues from Ragnarok Online in 2013 and Won 32,308 million in revenues from Ragnarok Online in 2012, representing approximately 45.2% and 55.9% of our total revenues in 2013 and 2012, respectively.

        Ragnarok Online has been in the market for twelve years and has reached maturity in most of our principal markets. The life cycle of an online game generally lasts from four to seven years and reaches its peak popularity within the first two years of its introduction after which usage gradually stabilizes and begins to decrease over time. The number of users of Ragnarok Online worldwide reached its peak in the first quarter of 2005 and has continued to decline since such time. Our failure to maintain, improve, update or enhance Ragnarok Online in a timely manner or successfully introduce it in attractive new markets is likely to lead to a continual decline in Ragnarok Online's user base and subscription revenues and royalties. This will likely lead to a decline in our overall revenues, which would materially and adversely affect our business, financial condition and results of operations.

     If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online and mobile games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected.

        In order to grow our revenues and net income, we must develop, acquire, license, launch, market or operate commercially successful online and mobile games in addition to Ragnarok Online in order to retain our existing users and attract new users. In addition to Ragnarok Online, we currently offer five other online games: Ragnarok Online II, Requiem, Dragonica, which is also known as Dragon Saga in the United States, Canada and South America except for Brazil, R.O.S.E. Online and Ragnarok Prequel. We also offer mobile games which are played using mobile phones, including smartphones such as Google Android compatible phones and the Apple iPhone as well as feature phones, and other mobile devices, such as tablet computers. We have entered into a license agreement to publish Weapons of the Gods, a massively multiplayer online role playing game, or MMORPG, in Korea with Shanghai Nineyou Interactive Community and Media Co., Ltd., and its two affiliated Chinese game developers and publishers, Shanghai Nineshine Information Technology Co., Ltd. and HitNorth International Limited.

        None of our other online games to date has proven to be as commercially successful as Ragnarok Online, and none of our mobile games to date has been a great commercial success. Since the beginning of 2013, we stopped offering six online games, Ragnarok Online Guild Masters in May 2013, Emil Chronicle Online in July 2013, Finding Neverland Online in July 2013, Maestia in September 2013, Steal Fighter in February 2014 and H.A.V.E. Online in March 2014, as the games did not gain popularity. In particular, the lack of popularity or market acceptance of Ragnarok Online II in major markets could result in financial losses, including termination or amendments of license agreements, which could damage our reputation and have a material adverse effect on our business, prospects, financial condition and results of operations.

        A game's commercial success largely depends on appealing to the tastes and preferences of a critical mass of users as well as the willingness of such users to purchase the game and/or in-game items, and to continue as paying subscribers, all of which are difficult to predict prior to a game's development and introduction. Developing games requires substantial development costs, including the costs of employing skilled developers and acquiring or developing game engines which enable the creation of games with the latest technological features. For us to succeed, we must acquire, license or develop promising games at acceptable costs and ensure technical support for the successful operation of such games. The online and mobile gaming industries are highly competitive and we may not able to acquire, license or develop promising games at acceptable costs. In order to successfully distribute and operate a game, we also need a sizable game management and support staff, continued investment in technology and a substantial marketing budget. We cannot assure you that the games we develop or publish will be attractive to users or otherwise be commercially successful, launched as scheduled or able to successfully compete with games operated by our competitors. If we are not able to consistently develop, acquire, license, launch, market or operate commercially successful games, we may not be able to generate enough revenues to offset our initial development, acquisition, licensing or marketing costs, and our business, financial condition and results of operation may be materially and adversely affected.

     We depend on our overseas licensees for a substantial portion of our revenues and rely on them to distribute, market and operate our games, and comply with applicable laws and government regulations.

        In markets other than Korea, the United States, Canada and certain other countries in which we or our subsidiaries directly publish our games, we license our games to overseas operators or distributors for license fees and royalty payments based on a percentage of revenues generated from our games in such markets. Overseas license fees and royalty payments represented 43.7% of our total revenues in 2013 and 54.3% of our total revenues in 2012. In particular, we are heavily dependent on one licensee for a significant portion of our revenues. In 2013, 38.2% of our total revenues was derived from GungHo Online Entertainment, Inc., or GungHo, our licensee in Japan, which is also our majority shareholder. Deterioration in our relationships with material licensees or material adverse changes in the terms of our licenses with such licensees will likely have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, as we are heavily dependent on certain licensees, deterioration or any adverse developments in the operations, including changes in senior management, of our overseas licensees may materially and adversely affect our business, financial condition and results of operations.

        Further, our overseas licensees generally have the exclusive right to distribute our games in their respective markets for a term of two or three years and may also operate or publish other online and mobile games developed or offered by our competitors, while we may not be able to easily terminate the license agreements as the agreements do not specify particular financial or performance criteria that need to be met by our licensees. If our overseas licensees devote greater time and resources to marketing their proprietary games or those of our competitors, we may not be able to terminate our license agreements or enter into a new license agreement with a different licensee and our revenues and net profit would be adversely impacted. Also, a failure to satisfy our obligation to provide technical and other consulting services to the licensees under the license agreements may negatively affect user satisfaction and loyalty and hinder our licensees' efforts to increase market share, which may lead the licensees to focus their attention on our competitors' games or request modifications to or terminate our licensing agreements and/or not renew expired license agreements.

        Our overseas licensees are responsible for remitting royalty payments to us based on a percentage of sales from our games after deducting certain expenses. Some licensees may be allowed to deduct certain expenses before calculating royalty payments depending on the terms of the applicable contracts. Failure by our licensees to maintain a stable and efficient billing, recording, distribution and payment collection network in their respective markets may result in inaccurate recording of sales or insufficient collection of payments from such markets and may materially and adversely affect our financial condition and results of operations. Although we have audit rights, pursuant to our license agreements, to ensure that proper payment amounts are being recorded and remitted, such activities can be disruptive and time consuming and as a result we do not exercise such rights on a regular basis. Although we have taken a number of steps to improve our internal controls and compliance procedures to prevent inaccurate reporting and illicit diversion of payments, we cannot ensure that such incidents will not occur again. Any future occurrence of such incidents may materially and adversely affect our business, financial condition and results of operations.

        In addition, disruptions in the political environments in which our licensees operate, including without limitation a deterioration in the relationship between Japan and China and political instability in Thailand, may have a negative impact on the business of our licensees and in turn materially and adversely affect our results of operations and financial condition.

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

        Increased competition in the online and mobile game industries in our markets from existing and potential competitors could make it difficult for us to retain existing users and attract new users, and could reduce the number of hours users spend playing our current or future games or cause us and our licensees to reduce the fees charged to play our current or future games. In some of the countries in which our games are distributed, such as Korea, Japan and Taiwan, growth of the market for online games has continued to slow while competition remains strong. If we are unable to compete effectively in our principal markets, our business, financial condition and results of operations could be materially and adversely affected. Many companies worldwide are dedicated to developing and/or operating online and mobile games and compete across various markets and regions. We expect more companies to enter the online and mobile game industries and a wider range of online and mobile games to be introduced in our current and future markets.

        Our competitors in the online and mobile game industries vary in size from small companies to very large companies with dominant market shares. Many of our competitors have significantly greater financial, marketing and game development resources than we have. As a result, we may not be able to devote adequate resources to develop, acquire or license new games, undertake extensive marketing campaigns, adopt aggressive pricing policies or adequately compensate our game developers or third-party game developers to the same degree as many of our competitors do.

        As the online and mobile game industries are characterized by rapid technological changes, especially in the technical capabilities of devices for mobile games, and changing interests and preferences of users, continuous investment is required to develop and publish new games. Also, as the online and mobile game industries in many of our markets are rapidly evolving, our current or future competitors may more effectively adapt to the changing competitive landscape and market conditions and compete more successfully than us. In particular, online and mobile game products are becoming more similar to each other, thus becoming commoditized and undifferentiated. In this environment, larger companies with relative economies of scale have a clear advantage over smaller companies like us, as they are able to develop games in a more cost efficient manner, diversify their risks with a broader category of games and genres and increase their chances of offering widely popular games. In addition, any of our competitors may offer products and services that have significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than ours. In addition, any of our current or future competitors may be acquired by, receive investments from or enter into strategic relationships with larger, better established and better financed companies and therefore may be able to obtain significantly greater financial, marketing and game licensing and development resources than we can. See ITEM 4.B. "BUSINESS OVERVIEW—COMPETITION."

     Our investments in joint ventures or partnerships, or acquisitions of other companies, related to development or service of online and mobile games may not be successful.

        Since 2004, we have made investments in joint ventures and entered into partnership arrangements with third parties to invest in online games. In many cases, as we do not have significant investment or other control over such entities, the success of such joint ventures and partnership arrangements is heavily dependent on third parties and their investment decisions.

        In December 2005, we entered into a limited liability partnership agreement to invest an aggregate amount of JPY1,000 million in Online Game Revolution Fund No. 1, a limited liability partnership which purpose was to invest in online games. In 2005, 2006, 2008 and 2009, we made contributions of JPY100 million, JPY150 million, JPY642 million and JPY18 million, respectively, to the partnership. We accounted for our partnership interest under equity method of accounting and recorded our partnership interest as an equity loss equal to Won 1,026 million, Won 5,119 million, Won 1,424 million, Won 358 million, Won 38 million, Won 51 million and Won 18 million in 2007, 2008, 2009, 2010, 2011, 2012 and 2013, respectively. On December 31, 2010, the term of the partnership expired and the liquidation of the partnership was completed in June 2013.

        In June 2010, we acquired from Terabit Telecom Ltd., a Russia-based online game company, a 25% equity interest in Ingamba LLC, or Ingamba, a joint venture company established in April 2010 for online game service in Russia. We recorded Won 13 million as equity income of Ingamba in 2010 but Won 134 million and Won 25 million as equity loss of Ingamba in 2011 and 2012, respectively. In May 2012, we sold our 25% equity interest in Ingamba to Stylonos Technologies Ltd., the joint venture partner which owned the remaining 75% equity interest in Ingamba after its purchase thereof from Terabit Telecom Ltd. in December 2010. In October 2010, we acquired an aggregate of 50.83% of the total shares of Barunson Interactive Corporation, subsequently named Gravity Games Corporation, or Gravity Games, an online game developer in Korea, and increased our ownership in Gravity Games to 85.5% in August 2013. For details of impairment loss from Gravity Games, see ITEM 3.D. "RISK FACTORS—RISKS RELATING TO OUR BUSINESS—We could suffer losses due to asset impairment charges." Gravity EU SASU, our former wholly-owned subsidiary in France, was converted into a joint venture company in which we have a 25% equity interest, Gravity EU SAS, with Media-Participations Paris SA as the joint venture partner, in July 2011. We recorded Won 70 million and Won 257 million as equity loss of Gravity EU SAS in 2011 and 2012, respectively.

        If our partners or the joint ventures and partnerships in which we and our partners have invested or companies acquired by us are unable to manage their investments, develop promising online and/or mobile games or market or operate commercially successful online and/or mobile games, such joint ventures and partnerships or companies will be unable to attain their investment, development or other business objectives, which may materially and adversely affect the value of our investments and commitments and which may have a material adverse effect on our business, financial condition and results of operations.

     If we fail to hire and retain skilled and experienced game developers or other key personnel to design and develop new online and mobile games and additional game features, we may be unable to achieve our business objectives.

        In order to meet our business objectives and maintain our competitiveness, we need to attract and retain qualified employees, including skilled and experienced online and mobile game developers. We compete to attract and retain key personnel with other companies in the online and mobile game industries as well as in the broader entertainment, media and Internet industries, many of which offer superior compensation arrangements and career opportunities. In addition, our ability to train and integrate new employees into our operations may not meet the changing demands of our business. We cannot assure you that we will be able to attract and retain qualified game developers or other key personnel and successfully train and integrate them to achieve our business objectives, which could materially harm our business prospects.

     Undetected programming errors or flaws in our games could harm our reputation or decrease market acceptance of our games, which would materially and adversely affect our business prospects, reputation, financial condition and results of operations.

        Our current and future games may contain programming errors or flaws which may become apparent only after their release. In addition, our online and mobile games are developed using programs and engines developed by and licensed from third party vendors, which may include programming errors or flaws over which we have little or no control. If our users have negative experiences with our games related to or caused by undetected programming errors or flaws, they may be less inclined to use our games or recommend our games to other potential users.

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

  •
  any disruption or failure in the national or international backbone telecommunications network, which would prevent users in certain countries in which our games are distributed from logging onto or playing our games for which the game servers are located in such countries; and

  •
  any security breach caused by hacking, loss or corruption of data or malfunctions of software, hardware or other computer equipment, and the inadvertent transmission of computer viruses.

        "Hacking" involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. We may have to spend significant capital and human resources to fix any damage to our system. In addition, we cannot ensure that any measures we take against hacking will be effective. A well-publicized computer security breach could significantly damage our reputation and materially and adversely affect our business.

        We have been subject to denial of service attacks that have caused portions of our network to be inaccessible for limited periods of time but did not cause material losses or damages. Although we take a number of measures to ensure that our systems are secure and unaffected by security breaches, including ensuring that our servers are hosted at physically secure sites, real-time monitoring against possible intrusion and saving all logs, preventing any unauthorized access to servers, and using firewalls, server virtualization technology, which allows one physical server to be divided into multiple virtual servers, each of which functions individually as a complete and independent server, and encryption technology, we cannot ensure that the measures we have implemented will be effective against all hacking efforts.

        In addition, computer viruses may cause delays or other service interruptions on our systems and expose us to a material risk of loss or litigation and possible liability. We may be required to expend significant capital and other resources to protect our Web sites against the threat of such computer viruses and to address and resolve any problems resulting from such viruses. Moreover, if a computer virus affecting our system is highly publicized, our reputation could be materially damaged and our visitor traffic may decrease.

        Any of the foregoing factors could reduce our users' satisfaction, harm our business and reputation and have a material adverse effect on our business, financial condition and results of operations.

     Electronic embezzlement could negatively impact the popularity of our online and mobile games and adversely affect our reputation and results of operations.

        Despite security measures, some of our employees or licensees' employees with high-level security access to our network, or other employees or persons who hack into or otherwise gain unauthorized access to certain sectors of our network, may succeed in breaching internal security systems and engage in electronic embezzlement by creating or diverting game money used in our online and mobile games and publicly or privately sell the game money for their financial benefit. Although we have internal security procedures in place designed to prevent electronic embezzlement and have not had any incident of electronic embezzlement since early 2006, we cannot assure you that we or our overseas licensees will be successful in preventing all electronic embezzlement. We have taken a number of procedures to prevent electronic embezzlement, including installing security programs designed to prevent counterfeiting and modification of program files, but cannot assure you such procedures will be sufficient to prevent new methods to engage in electronic embezzlement. Incidents of electronic embezzlement may negatively impact the reputation of our games, which may materially and adversely affect our business, financial condition and results of operations.

     Cheating by users of online and mobile games could negatively impact the popularity of our online and mobile games and adversely affect our reputation and results of operations.

        We have experienced numerous incidents where users were able to modify the published rules of our online and mobile games. Although these users did not gain unauthorized access to our systems, they were able to modify the rules of our online and mobile games during game play in a manner that allowed them to cheat and disadvantage other online game users, for example by utilizing auto-run programs that enabled the games to be continuously and automatically played without user participation, which allowed the users to accumulate in-game points quickly, causing many other players to stop using the game and shortening the game's life cycle. For mobile games, some users bought game money or in-game items through cloned mobile phones and sold such illegally obtained property to other users, which resulted in a shortfall between total sales and our actual revenues. Such unauthorized manipulation of our games may negatively impact users' perception of our games and damage our reputation as well as our results of operations. Although we have taken a number of measures to deter our users from cheating when playing our games, including spot checks and monitoring of game play by game masters and system operators to check for suspicious activity, and encrypting packets, we cannot assure you that we or our licensees will be successful in timely taking the corrective measures necessary to prevent users from modifying the terms of our games.

     Unauthorized use of our intellectual property rights by third parties and the expenses incurred in protecting our intellectual property rights may adversely affect our business.

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

        Since the commercialization of Ragnarok Online in August 2002, we have discovered that the server-end software of Ragnarok Online has been unlawfully released on a consistent basis in most of the countries and markets in which Ragnarok Online has been offered. This enables unauthorized parties to set up local server networks to operate Ragnarok Online, which may result in the diversion of a significant number of paying users. We designate certain employees to be responsible for detecting such illegal servers. In Korea, we report offenders to the relevant enforcement authority for possible prosecution relating to crimes on the Internet. In markets outside of Korea, we cooperate with and rely on our licensees to seek enforcement actions against operators of illegal servers. For example, in Japan, we submitted a preliminary written accusation to the Tokyo Metropolitan Police Department in October 2009 and filed criminal charges against an illegal server operator of Ragnarok Online in April 2011 in cooperation with GungHo, our licensee in Japan, and the matter is currently under investigation by the Tokyo Metropolitan Police Department. In December 2007 and June 2008, Gravity Interactive, Inc., our wholly owned subsidiary in the United States which manages Ragnarok Online game operations in the United States, petitioned the Federal Bureau of Investigation for remission or mitigation of forfeiture of the property of two illegal server operators of Ragnarok Online, which property was deemed proceeds of copyright infringement violations by the illegal server operators, and US$154,674.73 was returned to Gravity Interactive, Inc. in April 2011. We may incur considerable costs in the future in order to remedy software piracy of our server software and to enforce our rights against the operators of unauthorized server networks.

        The validity, enforceability, enforcement mechanisms and scope of protection of intellectual property in Internet-related industries are uncertain and evolving. In particular, the laws and enforcement regimes of Korea, Japan, Thailand and certain other countries in which our games are distributed are uncertain or may not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Such litigation could result in substantial costs and diversion of our resources, disruption of our business, and have a material adverse effect on our business, prospects, financial condition and results of operations.

     We may be subject to claims with respect to the infringement of intellectual property rights of others, which could result in substantial costs and diversion of our financial and management resources.

        We cannot be certain that our online and mobile games do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others. For example, in November 2010, Gravity Interactive, Inc., which manages Dragonica game operations under the name Dragon Saga in the United States, Canada and certain other countries, THQ*ICE LLC, the former game distributor of Dragonica in the United States and Canada, and THQ Inc., the former joint venture partner of THQ*ICE LLC, were accused of trademark infringement. The owner of the registered trademark of Dragonica in the United States filed a lawsuit with the United States District Court for the Southern District of Florida seeking damages sustained by the plaintiff and any profits and gains derived by the defendants through the alleged trademark infringement. The lawsuit was settled in March 2012. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, be required to pay penalties and fines and pay for the unauthorized use of such intellectual property and may need to incur additional license fees or be forced to develop alternative technology or obtain other licenses. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. In addition, certain of our employees were recruited from other online and mobile game developers, including current and potential competitors. To the extent these employees have been and are involved in the development of our games that are similar to the games they helped develop at their former employers, we may become subject to claims that we or such employees have improperly used or disclosed trade secrets or other proprietary information. Although we are not aware of any pending or threatened claims of this type, if any such claims were to arise in the future, litigation or other dispute resolution procedures might be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources.

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

        We cannot assure you that we will be successful in implementing any of these strategies. Certain of our strategies relate to new services or products for which there are no established markets, or in which we lack experience and expertise. If we are unable to successfully implement our growth and profit improvement strategies, our revenues, profitability and competitiveness may be materially and adversely affected.

     We have limited business insurance coverage, and business interruption could have a material adverse effect on our business.

        While we carry insurance coverage against certain risks, such as fire, flood and earthquake, in respect of our principal assets, including offices and equipment, as well as directors' and officers' liability insurance, we do not separately maintain casualty and liability insurance against litigation, risks or disruptions related to our business. The occurrence of any natural disaster, fire, power loss, telecommunications failure, break-ins, sabotage, computer viruses, intentional acts of Internet vandalism, human error or other similar events may damage our facilities or network servers and disrupt the operation of our business. As we do not carry sufficient natural disaster or business interruption insurance to compensate us for all types or amounts of loss that could arise, any damage or disruption from such events might result in our incurring substantial costs and the diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations. See ITEM 4.B. "BUSINESS OVERVIEW—INSURANCE."

     Slow growth or contractions in the Internet café industry in Korea may affect our ability to target a core group of users.

        According to the 2013 report issued by the Korea Creative Content Agency, an industry, non-profit organization that promotes the export of Korean culture, there has been a significant decrease in the number of Internet cafés in operation in 2011 and 2012, and the number of Internet cafés, and as a result the total number of personal computers, or PCs, at Internet cafés, is expected to gradually decrease in the long term as small-scale Internet cafés lacking price competitiveness close down operations. The number of Internet cafés is expected to continue to decrease as a result of the rapid increase in the use of smartphones and other mobile devices with which people access the Internet in a more convenient manner as well as certain legal developments which may have a negative impact on Internet café operations, such as the Juvenile Protection Act, which prohibits minors under the age of 16 from playing online games late at night by an amendment that went into effect in November 2011, and the National Health Promotion Act, which designated all Internet cafés as non-smoking areas by an amendment that took effect in June 2013. Internet cafés have traditionally been the largest consumer and served as a medium of the game industry in Korea, and any future reduction in the number of Internet cafés may shrink the size of the overall game market in Korea and adversely affect our ability to target a core group of potential users who prefer playing online games at Internet cafés.

     As we introduce new games, we face the risk that a significant number of users of our existing games may migrate to our new games.

        We expect that as we introduce new games, a certain number of our existing users may migrate from our existing games to the new games, which may lead to a decrease in the player base of our existing games and in turn make those existing games less playable to other game players, resulting in decreased revenues from our existing games. Players of our existing games may also spend less money to purchase in-game items in our new games than they would have spent if they had continued playing our existing games. In addition, our game players may migrate from our existing games with a higher profit margin to new games with a lower profit margin. If any of the forgoing occurs, our revenue growth and profitability are likely to be materially and adversely affected.

     Occurrence of widespread public health problems could adversely affect our business and results of operations.

        In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as "swine flu," was first discovered in Mexico and quickly spread to other parts of the world. In April 2013, a new strain of influenza virus subtype H7N9 was found in several provinces in China which according to news reports caused a number of deaths, and was a second spike of newly reported cases of H7N9 in China beginning in October 2013. While there has been no evidence to date of widespread human-to-human transmission in the case of the H7N9 virus, an outbreak of widespread public health problems such as swine flu, avian influenza, or severe acute respiratory syndrome, or SARS, in China or in other countries may prevent our customers from accessing Internet cafés and may adversely affect our prospects, business and operating results.

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

        Section 3(b)(1) of the Investment Company Act of 1940, or the '40 Act, provides that a company is not an investment company and, therefore, not required to register under the '40 Act as an investment company, if the company is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting or trading in securities (a "Non-Investment Business"). There are several bases on which a company can rely in determining that it is a Non-Investment Business.

        Under one set of criteria, the factors to be considered in determining that a company is a Non-Investment Business are: (i) the history of the company; (ii) the manner in which the company represents itself to the investing public; (iii) the activities of its officers and directors; (iv) the nature of its current assets; and (v) the sources of its current income. Based on those factors, we believe that we are engaged primarily and directly in the business of providing online game services, and consequently, that we are a Non-Investment Business, and not an investment company as that term is defined under the '40 Act.

        However, the determination as to whether a company satisfies the foregoing criteria is fact sensitive and subjective. Accordingly, it is possible that our determination could be challenged by the U.S. Securities and Exchange Commission (the "SEC"), particularly if at any time we own "investment securities" (as defined in the '40 Act) having a value in excess of 40% of our total assets (exclusive of cash items and U.S. government securities). We do not currently own investment securities in excess of this threshold. Nonetheless, if this were to become the case, we could be required to take actions to reduce our ownership of investment securities to comply with this standard, such as shifting a portion of our short-term investment portfolio into low-yielding bank deposits. If necessary, such actions would likely reduce the amount of interest or other income that we could otherwise generate from our investments. In addition, we might need to acquire additional income or loss generating assets that we might not otherwise have acquired or forego opportunities to acquire minority interests in companies that could be important to our business strategy.

        Alternatively, we could consider other actions, including applying to the SEC for an exemptive order pursuant to Section 3(b)(2) of the '40 Act, declaring that we are a company that is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, without regard to the composition of our assets at any particular time. However, there can be no assurance that we would receive an exemptive order and the process to obtain such an exemptive order could be long and expensive.

        The '40 Act contains numerous, complex requirements with respect to the organization and operations of investment companies, including restrictions on their capital structure, operations, and transactions with affiliates, as well as restrictions on the composition of the board of directors and other matters which would be incompatible with our business. Also, if we were to be deemed an investment company in the future, we would effectively be precluded from making public offerings of securities in the United States. In addition to disciplinary actions, such as SEC enforcement actions seeking monetary damages, we could also be subject to administrative or legal proceedings and any contracts to which we are a party that violate the '40 Act or the rules thereunder might be rendered unenforceable or subject to rescission.

     Our status as a passive foreign investment company ("PFIC") in 2013 and potentially other years could result in adverse U.S. tax consequences for you.

        In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments, and other passive assets after our initial public offering, we may have been a PFIC for U.S. federal income tax purposes since our initial public offering. In particular, due to the deterioration of the trading price of our ADSs, we believe that we were a PFIC in 2008 through 2013, and there is a significant risk that we will continue to be a PFIC in 2014. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you could be subject to adverse U.S. federal income tax consequences. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding our ADSs or common shares if we are considered a PFIC in any taxable year. See ITEM 10.E. "TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS—PFICs."

     If we fail to achieve and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results or do so on a timely basis and our ability to prevent or detect fraud may be reduced and investor confidence and the market price of our ADSs may be adversely affected.

        We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires us to, among other things, maintain an effective system of internal controls over financial reporting, and requires our management to provide a certification on the effectiveness of our internal controls on an annual basis.

        Although we have determined that we do not have a material weakness in our internal controls over financial reporting for the year ended December 31, 2013, we may in the future determine that we have a material weakness in our internal controls over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results in a timely manner or prevent errors or fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to loss of investor confidence in the reliability of our consolidated financial statements and could result in investigations or sanctions by the SEC, NASDAQ, or other regulatory authorities or in stockholder litigation. Any of these factors could ultimately harm our business and could adversely impact the market price of our ADSs. See ITEM 15. "CONTROLS AND PROCEDURES."

     Rapid technological developments and changes in market environment may limit our ability to recover game development or licensing costs and adversely affect our financial condition and results of operations due to impairment loss.

        The online and mobile game industries are subject to rapid technological developments and changes in market environment, which could render our online and mobile games under development and commercialized games obsolete or unattractive to users. Any resulting failure to recover capitalized development or licensing costs and the recognition of impairment loss for such costs may materially and adversely affect our financial condition and results of operations. For example, we recognized an impairment loss on intangible assets for capitalized research and development costs of Won 227 million for Finding Neverland Online in 2012. In 2013, we recognized impairment losses on intangible assets for capitalized research and development costs of Won 382 million for Requiem Returns W, Won 381 million for Ragnarok Odyssey Ace for the PlayStation Vita platform, Won 344 million for Steal Fighter, Won 244 million for Game Station, which is a mobile game service platform, Won 237 million for Maestia and Won 154 million for Ragnarok Online Guild Masters.

     We could suffer losses due to asset impairment charges.

        We held a total of Won nil in acquired intangible assets and Won 1,210 million in goodwill at December 31, 2013. See Note 9 to our consolidated financial statements included in this annual report. We test goodwill and indefinite-lived intangible assets at least annually for impairment, and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying amount. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by our management. If such an adverse event occurs and has the effect of changing one of the critical assumptions or estimates related to the fair value of our intangible assets or goodwill, an impairment charge could result. For example, during 2012, we decided to discontinue the development of East Road due to the low likelihood that the game would be commercially successful and we recognized an impairment loss of Won 8,503 million on intangible assets of East Road in 2012 since its carrying amount before such recognition of the impairment loss exceeded its fair value. We also recognized an impairment loss of Won 64 million on intangible assets of Jeweled Planet in 2012 since its carrying amount before recognition of impairment losses exceeded its fair value. We recorded impairment losses on goodwill of Won 3,614 million and Won 2,653 million in Gravity Games in 2012 and 2013, respectively, primarily due to the overall decline in the fair value of Gravity Games, and recognized impairment losses of Won 2,161 million and Won 1,424 million on intangible assets of Dragonica in 2012 and 2013, respectively, since the carrying amount of the game before recognition of impairment losses exceeded its fair value. There can be no assurance that future reviews of our goodwill and other intangible assets will not result in impairment charges. Although it does not affect cash flow, an impairment charge does have the effect of decreasing our earnings, assets and shareholders' equity.

     The value of our deferred tax assets could become impaired, which could materially and adversely affect our results of operations.

        As of December 31, 2013, we had approximately Won 8,606 million in net deferred tax assets. See Note 14 to our consolidated financial statements included in this annual report. These deferred tax assets include net operating loss carryovers that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. Each year, we determine the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, historical operating results and expectations of future earnings. If we determine in the future that there is not sufficient positive evidence to support the valuation of these assets, due to the risk factors described herein or other factors, we may be required to further adjust the valuation allowance to reduce our deferred tax assets. Such a reduction could result in material non-cash expenses in the period in which the valuation allowance is adjusted and could have a material adverse effect on our results of operations.

RISKS RELATING TO OUR COMPANY STRUCTURE

     GungHo, the publisher of our games in Japan, our largest market in terms of revenues, is our majority shareholder, which gives them control of our board of directors.

        Since April 1, 2008, GungHo has been our largest shareholder and beneficially owns, as of the date hereof, 59.3% of our common shares. As a result, GungHo is able to exert significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, including acquisitions, divestitures, strategic relationships and other matters, and may also exert significant control over decisions related to the status of our ADSs being eligible for quotation and trading on the NASDAQ Global Market. In addition, as GungHo is also an online and mobile game developer, there may be conflicts of interest. For instance, GungHo may lead our management with strategies and efforts which benefit itself, its affiliates and their respective shareholders to the detriment of our other shareholders. GungHo may also compete directly or indirectly against us for users and customers or increased market share for its games. Furthermore, four of our registered Executive Directors, Mr. Hyun Chul Park, Mr. Yoshinori Kitamura, Mr. Kazuki Morishita and Mr. Kazuya Sakai currently serve as General Manager, Director and Executive General Manager, President and Chief Executive Officer, and Chief Financial Officer, Director and Investor Relations Officer, respectively, of GungHo, and there may be conflicts of interest in the decisions made by our Board of Directors and senior management. See ITEM 7.B. "RELATED PARTY TRANSACTIONS—Relationship with GungHo Online Entertainment, Inc."

     We are a "controlled company" within the meaning of the NASDAQ Stock Market Rules and may rely on exemptions from certain corporate governance requirements.

        As GungHo controls 59.3% of our outstanding voting power as of the date hereof, we are a "controlled company" within the meaning of the NASDAQ Stock Market Rules and may rely on exemptions from certain corporate governance requirements. As a "controlled company," we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or independent director oversight of director nominations function which meet the requirements set forth in the NASDAQ Stock Market Rules. We are relying on these exemptions as a controlled company. Accordingly, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NASDAQ Stock Market Rules. For our corporate governance policies, see ITEM 6.C. "BOARD PRACTICES—CORPORATE GOVERNANCE PRACTICES."

RISKS RELATING TO OUR REGULATORY ENVIRONMENT

     Our online and mobile operations and businesses are subject to laws, rules and regulations in the countries in which our games are distributed, such as Korea, the United States and Japan, the changes to which are difficult to predict, and uncertainties in interpretation and enforcement of the laws, rules and regulations in such countries may limit the protections available to us.

        The regulatory and legal regimes in many of the countries in which our games are distributed have yet to establish a sophisticated set of laws, rules or regulations designed to regulate the online and mobile game industries. However, in many of our principal markets, such as Korea, the United States and Japan, legislators and regulators have implemented or indicated their intention to implement laws, rules and regulations with respect to issues such as user privacy, defamation, pricing, advertising, taxation, promotions, financial market regulation, consumer protection, content regulation, quality of products and services, and intellectual property ownership and infringement that may directly or indirectly impact our activities. The impact of such laws, rules and regulations on our business and results of operations is difficult to predict as many such laws, rules and regulations are constantly changing. However, as we might unintentionally violate such laws, rules and regulations or such laws, rules or regulations may be modified and new laws, rules and regulations may be enacted in the future, any such developments, or developments stemming from enactment or modification of other laws, rules or regulations, could increase the costs of regulatory compliance, force changes in business practices or otherwise have a material adverse effect on our business, financial condition and results of operations. Further, if the cost of regulatory compliance increases for our licensees as a result of regulatory changes, our licensees may seek to reduce royalties and license fees payable to us, which may materially and adversely affect our business, financial condition and results of operations.

     Korea

        Article 9(4) of the National Health Promotion Act was amended on June 7, 2011, which included changes such as the expansion of the scope of public facilities which are required to be designated as entirely non-smoking areas while, at the same time, permitting the establishment of separate smoking sections in order to protect smokers' rights. Such public facilities include (i) business places offering games to adolescents, (ii) business places offering ordinary games, (iii) business places offering Internet computer games and (iv) business places offering combined distributed games as defined under the Act on Promotion of the Game Industry, and the amendment became effective on June 8, 2013 with respect to such business places. The amendment may cause significant changes in the operation of Internet cafés, which currently operate both smoking and non-smoking sections. The number of Internet cafés in Korea is already gradually decreasing, and the enactment of the proposed amendment may further reduce the number of Internet cafés operated by small business owners and have a material adverse effect on our business, financial condition and results of operations. See ITEM 3.D. "RISK FACTORS—RISKS RELATING TO OUR BUSINESS—Slow growth or contractions in the Internet café industry in Korea may affect our ability to target a core group of users." See also ITEM 4.B. "BUSINESS OVERVIEW—LAWS AND REGULATIONS—Korea" for detailed discussion regarding Korean laws that affect our operations.

        Under the Act on Promotion of the Game Industry, (i) "business places offering adolescent games" refers to business places which install and provide to the public games which are rated and classified as appropriate for use by all ages, (ii) "business places offering ordinary games" refers to business places which install and provide to the public, in addition to games which are rated and classified as appropriate for use by all ages, games which are rated and classified as prohibited to be used by minors, (iii) "business places offering Internet computer game facilities" refers to business places which have the necessary equipment such as computers to enable the public to play games or access other information materials on the Internet and (iv) "business places offering combined distributed games" refers to business places which provide games or Internet game facilities under the Act on Promotion of the Game Industry as well as other businesses in the same location.

     United States and Japan

        See ITEM 4.B. "BUSINESS OVERVIEW—LAWS AND REGULATIONS" for a detailed discussion regarding U.S. and Japanese laws that may materially impact our operations.

     Our online and mobile games may be subject to governmental restrictions or ratings systems, which could delay or prohibit the release of new games or reduce the existing and potential scope of our user base.

        Legislation is periodically introduced in many of the countries in which our games are distributed to establish a system for protecting consumers from the influence of graphic violence and sexually explicit materials contained in various types of games. For example, Korean law requires online game companies to obtain ratings classifications and implement procedures to restrict access of online games to certain age groups. Similar mandatory ratings systems and other regulations affecting the content and distribution of our games have been adopted or are under review in Taiwan, China, the United States and other markets for our online games. In the future, we may be required to modify our game content or features or alter our marketing strategies to comply with new governmental regulations or ratings assigned to our current or future games, which could delay or prohibit the release of new games or upgrades and reduce the existing and potential scope of our user base. Moreover, uncertainties regarding governmental restrictions or ratings systems applicable to our business could give rise to market confusion, thereby materially and adversely affecting our business, financial condition and results of operations.

     Restrictions and controls on currency exchange in Korea and in certain countries in which our games are distributed may limit our ability to effectively utilize revenues generated in Won to fund our business activities outside Korea or expenditures denominated in foreign currencies, and may limit our ability to receive and remit revenues effectively.

        The existing and any future restrictions on currency exchange in Korea, including Korean foreign exchange control regulations, may restrict our ability to convert Won into foreign currencies under certain emergency circumstances, such as natural calamities, wars, conflicts of arms or grave and sudden changes in domestic or foreign economic circumstances, difficulties in Korea's international balance of payments and international finance and obstacles in carrying out currency policies, exchange rate policies and other Korean macroeconomic policies. Such restrictions may limit our ability to effectively utilize revenues generated in Won to fund our business activities outside Korea or expenditures denominated in foreign currencies.

        In addition, the governments in certain markets in which our games are distributed, including without limitation Taiwan, China and Thailand, impose controls on the convertibility of local currency into foreign currencies and, in some cases, the remittance of currency outside their countries. Under current foreign exchange control regulations of certain markets, shortages in the availability of foreign currency may restrict the ability of our overseas licensees to pay license fees and royalties, most of which are paid in U.S. dollars, to us. Restrictions on our ability to receive license fees, royalties and other payments from our licensees would adversely affect our results of operations, financial condition and liquidity.

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

        Recently, there have been series of amendments to tax treaties that Korea has entered into with various countries. The reduced tax rate applicable to license fees and royalties has reduced (i) from 10% to 5% under the amended tax treaty between Korea and Switzerland as to those payable from January 1, 2013, and (ii) from 10% to 5% in general (15% to 10% in case of consideration paid for provision of commercial or technological know-how) under the amended tax treaty between Korea and Luxembourg as to those payable from September 4, 2013. Further, the tax treaty between Korea and Peru went into effect as of March 3, 2014, and the license fees and royalties payable after January 1, 2015 will be taxed at the reduced rate of 15% (10% in case of consideration paid for technical supports). Around January 2014, Korea and India agreed on and initialed a proposed amendment of the tax treaty under which the reduced tax rate applicable to license fees and royalties shall be reduced from 15% to 10%. Around September 2013, Korea and Hong Kong agreed on and initialed a new tax treaty which includes a provision promulgating that the license fees and royalties shall be subject to tax at the reduced rate of 10%. These series of promulgations are all intended to eventually further limit the source country's taxation right with respect to the license fees and royalties. Any adverse changes in tax treaties between Korea and the countries from which we receive license fees and royalties, such as in the rate of withholding tax in the countries in which our games are distributed or in Korean tax law enabling us to recognize tax credits for taxes withheld overseas, could adversely affect our net income.

RISKS RELATING TO OUR MARKET ENVIRONMENT

     Our businesses may be adversely affected by developments affecting the economies of the countries in which our games are distributed.

        Our future performance will depend in large part on the economic growth of our principal markets. Our top geographic markets in terms of revenues were Korea, Japan, the United States and Canada, Taiwan and Hong Kong/Macau, and China, representing 32.5%, 30.2%, 16.2%, 6.5% and 5.7%, respectively, of our total revenues in 2013. Accordingly, our business, prospects, financial condition and results of operations are subject to the economic, political, legal and regulatory conditions and developments in these countries and markets. Adverse economic developments in such markets may have an adverse effect on the number of our users and our revenues and have a material adverse effect on our results of operations.

        Deterioration in global economic conditions since the global financial crisis which began in 2007 and the debt crisis in Europe have weakened the economies of the countries in which our games are distributed. There have also persisted increased volatility in credit and financial markets worldwide and greater uncertainty in the global economic condition and prospects. While such global economic developments have not had a material adverse effect on us and various economic indicators show that the global economy may be recovering, a delayed recovery or further negative developments in global economic conditions could materially and adversely affect our business, financial condition and results of operations.

     Fluctuations in exchange rates could result in foreign currency exchange losses.

        In most of the countries in which our games are distributed, the revenues generated by our overseas subsidiaries or licensees are denominated in local currencies, which include, among others, the U.S. dollar, the Japanese Yen, the Euro, the NT dollar, the Thai Baht and the Chinese Yuan. In 2013, approximately 67.5% of our revenues were denominated in foreign currencies, primarily in the U.S. dollar and the Japanese Yen. As the revenues denominated in local currencies, other than U.S. dollar, Japanese Yen and Euro, are converted into U.S. dollars for remittance of monthly royalty payments to us, any depreciation of the local currencies against the U.S. dollar will result in reduced license fees and monthly royalty payments in U.S. dollar terms and may materially and adversely affect our financial condition and results of operations.

        While we receive monthly royalty revenues from our overseas licensees in foreign currencies, substantially all of our costs are denominated in Won. Our financial statements are also prepared and presented in Won. We receive monthly royalty payments from our overseas licensees based on a percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. Appreciation of the Won against the Japanese Yen or other foreign currencies will result in foreign currency losses that may materially and adversely affect our financial condition and results of operations. See ITEM 5.A. "OPERATING RESULTS—OVERVIEW—Foreign currency effects."

        As of December 31, 2013, we have not entered into any outstanding foreign currency forward exchange contract. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost-effective manner, or at all.

     Increased tensions with North Korea could adversely affect us and the price of our ADSs.

        Relations between Korea and North Korea have been tense throughout Korea's modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea's nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea's actions, particularly in light of the recent leadership change and execution of a high-ranking government official, and possible responses from the international community. There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tension, which may occur, for example, if North Korea experiences a leadership or economic crisis, or military hostilities occur, could adversely affect our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our ADSs.

RISKS RELATING TO OUR AMERICAN DEPOSITARY SHARES

     The public shareholders of our ADSs may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

        Our corporate affairs are governed by our articles of incorporation and by the laws and regulations governing Korean corporations. The rights and responsibilities of our shareholders and members of our Board of Directors under Korean law may be different from those that apply to shareholders and directors of a U.S. corporation. For example, minority shareholder rights afforded under Korean law often require the minority shareholder to meet minimum shareholding requirements in order to exercise certain rights. Under applicable Korean law, of the total issued and outstanding shares, a shareholder must own at least (i) one percent to bring a shareholders' derivative lawsuit (or to demand that a director cease certain activity or conduct if there are concerns that a director may cause irrevocable damage to the company by acting in violation of applicable laws and regulations or the articles of incorporation), (ii) three percent to demand convocation of an extraordinary meeting of shareholders, demand removal of directors or inspect the books and related documents of a company, or to propose the agenda for a general meeting of shareholders, (iii) ten percent to apply to the court for dissolution if there is gross improper management or a deadlock in corporate affairs likely to result in a significant and irreparable harm to the company or to apply to the court for a reorganization in the case of an insolvency, and (iv) twenty percent to block a small-scale share exchange or a small merger that may be approved only by a board resolution. In addition, while the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a U.S. corporation. Although the "business judgment rule" concept exists in Korea, there is insufficient case law or precedent to provide guidance to the management and shareholders as to how it should be applied or interpreted. Holders of our ADSs may have more difficulty protecting their interests against actions of our management, members of our Board of Directors or controlling shareholders than they would as shareholders of a U.S. corporation.

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

        Under the terms of our deposit agreement, holders of our common shares may deposit such shares with the depositary's custodian in Korea and obtain ADSs, and holders of our ADSs may surrender the ADSs to the depositary and receive our common shares. However, to the extent that a deposit of common shares exceeds the difference between:

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

        Under the terms of the deposit agreement, no consent is required if the common shares are obtained through a dividend, free distribution, rights offering or reclassification of such shares. Under the terms of the deposit agreement, we have consented to any deposit to the extent that, after the deposit, the aggregate number of deposited common shares does not exceed 3,552,229 common shares or any greater number of common shares we determine from time to time (e.g., as a result of a subsequent offering, stock dividend or rights offer), unless the deposit is prohibited by applicable laws or violates our articles of incorporation; provided, however, that in the case of any subsequent offer by us or our affiliates, the limit on the number of common shares on deposit shall not apply to such offer and the number of common shares issued, delivered or sold pursuant to the offer (including common shares in the form of ADSs) shall be eligible for deposit under the deposit agreement, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation or, in the case of any subsequent offer by us or our affiliates, we determine with the depositary to limit the number of common shares so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity of the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional common shares. As a result, if a holder surrenders ADSs and withdraws common shares, the holder may not be able to subsequently deposit the common shares to obtain ADSs.

     You may not be able to exercise preemptive rights or participate in rights offerings and as a result, you may experience dilution in your ownership percentage in us.

        The Korean Commercial Code and our articles of incorporation require us to offer shareholders the right to subscribe for new common shares in proportion to their existing ownership percentages whenever new common shares are issued, except under certain circumstances as provided in our articles of incorporation. See ITEM 10.B. "MEMORANDUM AND ARTICLES OF INCORPORATION—Preemptive rights and issuance of additional shares."

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

        As an ADS holder, we are not obligated to and we will not treat you as one of our shareholders and therefore, you will not have the rights of a shareholder. Korean law and our articles of incorporation govern the rights applicable to our shareholder. The depositary will be treated as the shareholder of the common shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights, which is governed by the deposit agreement among us, the depositary and you, as an ADS holder. Upon receipt of the necessary voting materials, you may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of shareholders' meetings and arrange to deliver our voting materials to you only when we deliver them to the depositary with sufficient time under the terms of the deposit agreement. If there is a delay or loss of the voting materials, we cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders' meeting to ensure that you may instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.

     You would not be able to exercise dissent and appraisal rights unless you have withdrawn the underlying common shares from the depositary facility and become a holder of our common stock.

        In some limited circumstances, including the transfer of the whole or any significant part of our business, our acquisition of all or a part of the business of any other company having a material effect on our business, or our merger or consolidation with another company, except a small-scale merger (as prescribed under Korean law) that leaves us as the surviving company, dissenting shareholders have the right to require us to purchase their shares under Korean law. However, if you hold our ADSs, you will not be able to exercise such dissent and appraisal rights unless you have withdrawn the underlying common shares from the depositary facility and become our direct shareholder prior to the record date for the shareholders' meeting at which the relevant transaction is to be approved.

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

        Under Korean tax law, if you are a U.S. investor, you may be subject to Korean withholding taxes on capital gains and dividends in respect of the ADSs unless an exemption or a reduction under the income tax treaty between the United States and Korea is available. Under the Korea-United States tax treaty, capital gains realized by holders that are residents of the United States eligible for treaty benefits will not be subject to Korean taxation upon the disposition of the ADSs. However, under the Korea-United States tax treaty, the following holders are not eligible for such tax treaty benefits: (i) in case the holder is a United States corporation, if by reason of any special measures, the tax imposed on such holder by the United States with respect to such capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and 25% or more of the holder's capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States; and (ii) in case the holder is an individual, if such holder maintains a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and the holder's ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or such holder is present in Korea for a period or periods of 183 days or more during the taxable year.

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

ITEM 4.    INFORMATION ON THE COMPANY

ITEM 4.A.    HISTORY AND DEVELOPMENT OF THE COMPANY

        We were incorporated as a company with limited liability under Korean law on April 4, 2000 under the legal name of Gravity Co., Ltd. Following our initial public offering of 8,000,000 ADSs, each representing one-fourth of one share of our common stock, par value Won 500 per share, on February 8, 2005, our ADSs were listed on the NASDAQ Stock Market's the NASDAQ Global Market, formerly the NASDAQ National Market, under the symbol "GRVY." We list below some of the developments relating to our organizational structure.

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

  •
  In April and May of 2005, we acquired an aggregate of 88.15% equity interest in TriggerSoft Corporation, or TriggerSoft, which developed R.O.S.E. Online. TriggerSoft went into liquidation proceedings in Korea in May 2007 and the liquidation was completed in October 2007.

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

  •
  In October 2007, we formed L5 Games Inc., or L5 Games, a game development studio in the United States which was a wholly-owned subsidiary of Gravity Interactive. L5 Games went into liquidation proceedings in the United States in August 2008 and the liquidation was completed in May 2010.

  •
  On April 1, 2008, GungHo acquired shares of our common stock, after which it became our largest shareholder, beneficially owning approximately 52.4% of our common shares. GungHo subsequently purchased our ADSs and beneficially owns approximately 59.3% of our common shares as of March 31, 2014.

  •
  In June 2010, we acquired from Terabit Telecom Ltd., a Russia-based online game company, a 25% equity interest in Ingamba, a joint venture company established in April 2010 for online game service in Russia, and Terabit Telecom sold its 75% of equity interest in Ingamba to Stylonos Technologies Ltd., a Russia-based online game company, in December 2010. In May 2012, we sold our 25% equity interest in Ingamba to Stylonos Technologies Ltd., which resulted in Ingamba ceasing to be our affiliated company.

  •
  In October 2010, we acquired an aggregate of 50.83% of the total shares of Barunson Interactive Corporation, or Barunson Interactive, an online game developer in Korea. Barunson Interactive changed its corporate name to Gravity Games on March 28, 2011. In August 2013, we increased our ownership in Gravity Games to 85.5%.

        Our registered office is located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea. Our telephone number is (822) 2132-7000. Our main Web site is at http://www.gravity.co.kr.

ITEM 4.B.    BUSINESS OVERVIEW

OVERVIEW

        We are a leading developer and publisher of online games in Japan and Thailand based on the number of peak concurrent users as compiled from various statistical data available from public sources in such countries. We are based in Korea, and we currently offer six online games worldwide and have one online game being developed by a third party for which we have entered into a license agreement. Our principal product, Ragnarok Online, is commercially offered in Korea and 59 other countries and markets. Ragnarok Online II is currently commercially offered globally except for Japan, the Philippines, Vietnam, Brazil and China. Requiem is commercially offered globally. R.O.S.E. Online is commercially offered in the United States, Canada, Mexico and 40 other countries. Dragonica is commercially offered in the United States, Canada, South America and 32 other countries and markets. Ragnarok Prequel is commercially offered in China. We also offer a number of mobile games, console games and a game for Internet protocol television, or IPTV, and license the merchandizing rights of character-related products based on our online games. We intend to diversify our game offering by developing online and mobile games in-house as well as publishing additional games developed by third parties.

        In Korea, we directly manage all aspects of operations of our online games, such as marketing, operation, billing and customer service. Gravity Interactive, our wholly-owned subsidiary in the United States, is responsible for all aspects of Ragnarok Online game operations in the United States, Canada, Australia, New Zealand, India, Singapore and Malaysia, for all aspects of Ragnarok Online II game operations globally except for Singapore, Malaysia, Indonesia, Thailand, Japan, the Philippines, Vietnam,

Brazil and China, for all aspects of Requiem game operations globally, for all aspects of R.O.S.E. Online game operations in the United States, Canada, Mexico and 40 European countries, and for all aspects of Dragonica game operations in the United States, Canada and South America except for Brazil under the name Dragon Saga. In the countries where we and Gravity Interactive manage game operations, our online game revenues are recorded as subscription revenues.

        Except as managed by us and our affiliates as described above, our overseas licensees are responsible for all aspects of online game operations in their respective markets in close cooperation with us. Our license agreements have an initial term of two or three years and are subject to renewal once the initial term expires. We rely on the initial and renewal license fees and the ongoing royalties from our overseas licensees for a significant portion of our revenues. The ongoing royalties are based on a percentage of revenues generated by our overseas licensees from the subscriptions to our games or the micro-transaction system in their respective markets.

        Except Korea, the United States and Canada, our overseas licensees handle our mobile game operations in close cooperation with us. NeoCyon and Gravity Interactive directly manage all aspects of operations of our mobile games in Korea, and the United States and Canada, respectively. Revenues from our mobile games, regardless of the operator, are recorded as mobile games revenues.

        The following table sets forth a summary of our consolidated statements of operations showing revenues from our online games (by type of revenue and geographic market), mobile games, and character merchandising and other revenue as a percentage of total net revenues for the periods indicated.

	Year Ended December 31,
	2011			2012			2013			2013(1)
	(In millions of Won and thousands of US$, except percentages)
Online game revenue(2):
Subscription revenue:
Korea(3)	~~W~~	4,740	8.2%	~~W~~	5,438	9.4%	~~W~~	2,447	5.1%	US$	2,319
United States/Canada(4)		5,832	10.2		4,712	8.2		5,759	12.1		5,457
Others		984	1.7		—	—		—	—		—

Subtotal		11,556	20.1		10,150	17.6		8,206	17.2		7,776

Royalties and license fees:
Japan		23,854	41.5		23,795	41.2		12,103	25.4		11,469
Taiwan/Hong Kong/Macau(5)		3,561	6.2		2,235	3.9		2,002	4.2		1,897
Others		8,137	14.2		6,295	10.8		7,621	16.0		7,222

Subtotal		35,552	61.9		32,325	55.9		21,726	45.6		20,588

Mobile games and applications revenue(6)		6,609	11.5		8,262	14.3		14,504	30.4		13,745
Character merchandising and other revenue(6)		3,760	6.5		7,044	12.2		3,249	6.8		3,079

Total net revenue	~~W~~	57,477	100.0%	~~W~~	57,781	100.0%	~~W~~	47,685	100.0%	US$	45,188

Notes:

(1)
For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,055.25 to US$1.00, the noon buying rate in effect on December 31, 2013 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)
Online game revenues include revenues from Ragnarok Online, R.O.S.E. Online, Requiem, Emil Chronicle Online, Dragonica, Pororo Game, Canaan, H.A.V.E. Online, Eternal Destiny, Ragnarok Online Guild Masters, Kun Woong Online, Finding Neverland Online, Ragnarok Online II, Maestia,

  Steal Fighter, Ragnarok Prequel and our social network games, and from online game channeling service through GnJoy, our online game portal site. H.A.V.E. Online, Eternal Destiny, Ragnarok Online Guild Masters, Kun Woong Online, Finding Neverland Online, Ragnarok Online II, Maestia, Steal Fighter and Ragnarok Prequel were commercially launched in March 2011, August 2011, October 2011, November 2011, January 2012, March 2012, July 2012, February 2013 and October 2013, respectively. Our online game channeling service was launched in August 2011 and ceased in June 2013. We discontinued offering Eternal Destiny, Canaan, Kun Woong Online, Ragnarok Online Guild Masters, Emil Chronicle Online, Finding Neverland Online, Maestia, Steal Fighter and H.A.V.E. Online in November 2011, June 2012, August 2012, May 2013, July 2013, July 2013, September 2013, February 2014 and March 2014, respectively.

(3)
Requiem game service in Korea was transferred to Gravity Interactive on March 7, 2012. Upon this change, the revenues from Requiem generated in Korea through March 6, 2012 are shown as Online game revenue—Subscription revenue—Korea and those generated on or after March 7, 2012 are shown as Online game revenue—Subscription revenue—United States/Canada. Ragnarok Online II game service in Korea was transferred to Gravity Interactive on December 24, 2013 through an amendment to the license agreement with Gravity Interactive dated June 2013 to include Korea as a service country, as the game service in Korea was suspended on December 23, 2013. Upon this change, the revenues from Ragnarok Online II generated in Korea through December 23, 2013 are shown as Online game revenue—Subscription revenue—Korea and those generated on or after December 24, 2013 are shown as Online game revenue-Subscription revenue-United States/Canada.

(4)
Subscription revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries and markets managed by Gravity Interactive. For Ragnarok Online, the countries serviced by Gravity Interactive include the United States, Canada, Australia, New Zealand and India, and further include Singapore and Malaysia since October 24, 2013. Upon this change, the revenues from Ragnarok Online generated in Singapore and Malaysia through October 23, 2013, are shown as Online game revenue—Royalties and license fees—Others and those generated on or after October 24, 2014 are shown as Online game revenue—Subscription revenue—United States/Canada. For Ragnarok Online II, the countries serviced by Gravity Interactive include the United States, Canada and 54 other countries and markets. For R.O.S.E. Online, the countries managed by Gravity Interactive include the United States, Canada, Mexico and 40 other countries. For Dragonica, the countries serviced by Gravity Interactive include the United States and Canada, and further include South America except for Brazil since October 28, 2013. For Requiem, the countries serviced by Gravity Interactive include the United States, Canada, the United Kingdom and 38 other European countries, and further include Mexico and 23 other Central and South American countries since June 2011. The license agreement for Requiem with Gravity Interactive was further amended in October 2011 to grant Gravity Interactive the worldwide distribution right of Requiem except for the existing licensed territories in which we have already granted licenses for Requiem game service to other local licensees. Since December 1, 2013, the service territory of Requiem by Gravity Interactive is worldwide as our license agreement with Ingamba to distribute Requiem in Russia and 14 other countries was terminated on November 30, 2013. Gravity Interactive entered into a license agreement with Ingamba on December 1, 2013 to distribute Requiem in Russia and 14 other countries and the revenues from Requiem generated in these countries are shown as Online game revenue—Royalties and license fees—Others. See also note (3) and (5) to this table for changes to Requiem game service in Korea, Taiwan, Hong Kong and Macau.

(5)
As our license agreement for Requiem in Taiwan, Hong Kong and Macau with Game Flier International Corporation was terminated on August 31, 2012, these markets are included as markets serviced by Gravity Interactive since September 1, 2012. Upon this change, the revenues from Requiem generated in Taiwan, Hong Kong and Macau through August 31, 2012 are shown as Online game revenue—Royalties and license fees—Taiwan/Hong Kong/Macau and those generated on or after September 1, 2012 are shown as Online game revenue—Subscription revenue—United States/Canada.

(6)
We reclassified certain revenue within Mobile games and applications revenue as Character merchandising and other revenue in 2013 as this better represents the nature of the revenue. The same reclassification has been made to all prior periods to conform to the presentation of 2013. The reclassification has no effect on the Company's previously reported total net revenue and other line items on the consolidated financial statements.

OUR PRODUCTS

        We currently categorize our products into three categories: online games; mobile games and applications; and other games, and game-related products and services, including character-based merchandise and animation. Revenues from our principal product, Ragnarok Online, accounted for 45.2% of our total revenues in 2013, compared with 55.9% of our total revenues in 2012.

Online games

        Online game is a genre of computer games in which a large number of players interact with one another within a virtual game world.

        The following table summarizes the online games that we currently offer.

Title	Genre	Game Source	Date of Commercial Launch(1)
Ragnarok Online	Action adventure MMORPG	Developed in-house	August 2002
Ragnarok Online II	Action adventure MMORPG	Developed in-house	March 2012
Requiem	Action adventure MMORPG	Developed in-house	October 2007
Dragonica (Dragon Saga)(2)	Action adventure MMORPG	Originally licensed from third party developer; currently owned by us(3)	February 2009(4)
R.O.S.E. Online	Action adventure MMORPG	Originally licensed from third party developer; currently owned by us(5)	January 2005
Ragnarok Prequel	Action adventure MMORPG	Developed by third party developer based on our own intellectual property	October 2013

Notes:

(1)
The actual date of commercial launch of games in each jurisdiction is dependent on a variety of factors, including technical viability and durability, availability of in-house development capability, market conditions, beta testing results and availability of licensing partners, among others.

(2)
Dragonica is commercially offered in the United States, Canada and South America except for Brazil under the name Dragon Saga.

(3)
We acquired an aggregate of 50.83% equity interest in Gravity Games, formerly known as Barunson Interactive, which developed Dragonica, on October 21, 2010, and subsequently increased our ownership in Gravity Games to 85.5% in August 2013.

(4)
Dragonica was initially launched in China in February 2009 followed by certain other countries and markets under license agreements between Gravity Games and local publishers before our acquisition of Gravity Games.

(5)
We acquired an aggregate of 88.15% equity interest in TriggerSoft, which developed R.O.S.E. Online, in April and May 2005. TriggerSoft was liquidated in October 2007.

     Ragnarok Online

        Ragnarok Online is commercially offered in Korea and 59 other countries and markets since its commercial launch in August 2002. See ITEM 4.B. "BUSINESS OVERVIEW—OUR MARKETS—Overseas markets." Ragnarok Online represented 45.2% of our total revenues or Won 21,531 million (US$20,403 thousand) in 2013, compared with 55.9% of our total revenues or Won 32,308 million in 2012.

        The following are revenues generated by Ragnarok Online for the periods indicated:

		Year Ended December 31,
Revenue Type	Country	2011		2012		2013		2013(1)
		(In millions of Won and thousands of US$)
Online games—subscription revenue	Korea	~~W~~	4,542	~~W~~	2,648	~~W~~	2,368	US$	2,244
	United States/Canada(2)		3,479		2,969		1,925		1,824
	Others(3)		950		—		—		—

	Subtotal		8,971		5,617		4,293		4,068

Online games—royalties and license fees	Japan		22,320		21,514		11,480		10,879
	Taiwan/Hong Kong/Macau		2,769		1,717		1,713		1,623
	China(4)		166		—		1,586		1,503
	Thailand		865		867		811		768
	Brazil		1,162		793		633		600
	Philippines		889		789		375		355
	Europe(3)		201		433		352		334
	Indonesia		208		179		195		185
	Russia/CIS countries		89		92		68		64
	Singapore/Malaysia(5)		114		100		25		24
	Middle East/Africa		209		207		—		—

	Subtotal		28,992		26,691		17,238		16,335

	Total	~~W~~	37,963	~~W~~	32,308	~~W~~	21,531	US$	20,403

Notes:

(1)
For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,055.25 to US$1.00, the noon buying rate in effect on December 31, 2013 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)
Includes subscription and other types of game revenues generated in Australia, New Zealand and India, and further includes Singapore and Malaysia since October 24, 2013, managed by Gravity Interactive. Such revenues from other countries constitute a minor portion of the revenues recorded as subscription revenues from the United States and Canada.

(3)
Gravity EU SASU, our former wholly-owned subsidiary based in France, was responsible for all aspects of Ragnarok Online game operations in France, Belgium and 26 other European countries through June 30, 2011, when Gravity EU SASU was converted into a joint venture company in which we have a 25% equity interest, Gravity EU SAS. After we entered into a license agreement with Gravity EU SAS on June 30, 2011 to distribute Ragnarok Online, Ragnarok Online has been serviced in the European countries by Gravity EU SAS. The revenues generated in the European countries through June 30, 2011 are shown as Online games—subscription revenue—Others and those generated on or after July 1, 2011 are shown as Online games-royalties and license fees—Europe.

(4)
Ragnarok Online game service in China by Shengqu Information Technology (Shanghai) Co., Ltd., our former licensee, ceased on December 30, 2011 and we relaunched the game in China with Beijing Kunlun Online Network Tech Co., Ltd., our current licensee, on February 28, 2013.

(5)
Our license agreement with Game Flier (Malaysia) Sdn. Bhd. for Ragnarok Online game service in Singapore and Malaysia expired on October 9, 2013 and we subsequently amended our license agreement for Ragnarok Online games service with Gravity Interactive on October 24, 2013 to include such countries as service countries of Gravity Interactive. Upon these changes, the revenues generated in Singapore and Malaysia through October 9, 2013 are shown as Online games—royalties and license fees—Singapore/Malaysia and those generated from October 24, 2013 are shown as Online games—subscription revenue—United States/Canada.

        The table below provides, for the periods indicated, the peak concurrent users and average concurrent users of Ragnarok Online since the first quarter of 2011, in each of our principal markets for Ragnarok Online.

		1Q 11	2Q 11	3Q 11	4Q 11	1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14
Japan	PCU(1)	43,869	44,155	47,387	48,085	38,984	44,492	40,215	34,854	32,270	26,956	24,033	21,158	19,547
	ACU(2)	17,995	17,907	18,147	17,176	15,079	17,673	15,148	14,366	11,696	9,939	8,698	7,042	7,296
Korea	PCU	16,064	11,026	10,848	37,810	7,628	4,445	3,267	13,712	14,776	3,898	3,874	4,158	5,503
	ACU	6,401	3,623	3,240	3,929	3,282	1,973	1,671	1,902	2,385	2,024	2,243	2,151	2,759
USA/Canada	PCU	4,692	6,635	6,811	9,201	5,180	4,948	5,895	5,384	4,618	4,530	4,291	5,882	5,895
	ACU	3,172	4,188	5,125	4,010	3,569	3,699	4,099	3,492	3,561	3,542	2,863	3,744	4,239

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

        We obtained an exclusive license from Mr. Myoung-Jin Lee to use the storyline and characters from his cartoon titled "Ragnarok" for the development of games including for animation and character merchandising. We paid Mr. Lee an initial license fee of Won 40 million and are required to pay royalties based on a percentage of adjusted revenues (net of value-added taxes and certain other expenses) or net income generated from the use of the Ragnarok brand through January 2033.

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

        Other key features of Ragnarok Online include the following:

  •
  players may assume an ongoing role, or alter-ego, of a particular game character, each with different strengths and weaknesses. In Ragnarok Online, the user starts as a "novice" and undergoes training in a specialized mapped game zone to become familiar with the game features. Once that stage is completed, the user can choose from six basic characters, each with a distinct combination of different traits;

  •
  as each game character advances in challenge levels up to level 175, the character can enter into a greater range of mapped game zones and develop into a more sophisticated game character in terms of game attributes and special powers;

  •
  Ragnarok Online characters may visually express the users' mood and emotions by using emotive icons that appear within a bubble above the characters' heads. We believe that this feature significantly expands the interface for user interaction and elevates the level of social reality of the game;

  •
  game features may be traded or sold within the game, and game characters may simulate real-life experiences such as marriage, group fights and joining a guild. In addition, players may communicate with each other through in-game chatting or instant messaging;

  •
  special events are held from time to time to stimulate community formations. For example, we periodically host "fortress raids" whereby players are encouraged to organize themselves into a team to compete against other teams to capture a fortress within a set time; and

  •
  the game has no preordained ending and is designed to continuously evolve in terms of plots, mapped game zones and character attributes through enhancements from time to time.

        We believe that the PC configurations required to run Ragnarok Online are lower than or similar to many other competing online games, which we believe has facilitated our successful entry into and expansion of Ragnarok Online in many of the developed and developing countries in which Ragnarok Online is distributed. The recommended minimum PC configuration for Ragnarok Online is Pentium III 1.6 GHz, 256 MB RAM and 32 MB graphics card.

     Ragnarok Online II

        Ragnarok Online II, an action adventure-based three-dimensional MMORPG, is a sequel to Ragnarok Online with enhanced character and community features. Ragnarok Online II includes pastel-type graphics, advanced character customization and detailed monsters and non-player characters. Ragnarok Online II also adopts Mr. Myoung-Jin Lee's original drawings from his comic book Ragnarok and music from Kanno Yoko, a well-respected composer in the animation industry.

        We commercially launched Ragnarok Online II in Korea in March 2012, Singapore and Malaysia in January 2013, the United States, Canada and 28 European countries in May 2013, Indonesia in August 2013 and Thailand in October 2013. Our license and distribution agreement with Gravity Interactive to distribute Ragnarok Online II in the United States, Canada and 28 European countries was amended in June 2013 to include Australia, New Zealand, India, Russia, Armenia, Azerbaijan, Belarus, Kazakhstan, Kyrgyzstan, Moldova, Tajikistan, Turkmenistan, Ukraine, Uzbekistan, Guyana, Venezuela, Bolivia, Suriname, Argentina, Ecuador, Uruguay, Chile, Colombia, Paraguay, Peru and Korea as service countries, which was further amended in February 2014 to distribute Ragnarok Online II globally except for Singapore, Malaysia, Indonesia, Thailand, Japan, the Philippines, Vietnam, Brazil and China. Ragnarok Online II game service in Korea was transferred to Gravity Interactive on December 24, 2013 as the game service in Korea was suspended on December 23, 2013. As a result, Ragnarok Online II is currently commercially offered globally except for Japan, the Philippines, Vietnam, Brazil and China.

        We have license and distribution agreements for Ragnarok Online II with five third-party licensees in seven countries, including Singapore, Malaysia, Indonesia, Thailand, Japan, Vietnam and Brazil. The total value of the license and distribution agreements for Ragnarok Online II with respect to Japan, Vietnam and Brazil in which jurisdictions the game has not been commercially launched, is US$20,640 thousand as of the date hereof. Our license and distribution agreements for Ragnarok Online II with licensees in China and the Philippines were terminated in November 2013 and April 2014, respectively. We are in the process of finding alternative arrangements to distribute the game in China and the Philippines as of the date hereof. Ragnarok Online II represented 8.8% of our total revenues or Won 4,211 million (US$3,991 thousand) in 2013 and less than 1% of our total revenues in 2012. See ITEM 3.D. "RISK FACTORS—RISKS RELATING TO OUR BUSINESS—If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online and mobile games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected."

     Requiem

        Unlike Ragnarok Online and Ragnarok Online II, which do not emphasize violent themes, we designed Requiem to showcase user-to-user combat. Requiem provides players with a variety of combat systems, which allow them to accumulate experience and reward points to be used when they buy special items designed for combats.

        Requiem is currently commercially offered globally by Gravity Interactive. Requiem was commercially offered in Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan by Ingamba under our license agreement with Ingamba until November 2013, when our license agreement with Ingamba was terminated, and these countries are included as countries and markets serviced by Gravity Interactive. Gravity Interactive entered into a license agreement with Ingamba in December 2013 to distribute Requiem in these countries. We also launched a Web-browser based version of Requiem on WarpPortal, Gravity Interactive's game portal site, and Facebook in April 2012 and September 2012, respectively. The amount of revenues from Requiem represented 1.3% of our total revenues or Won 633 million (US$600 thousand) in 2013 and 2.1% of our total revenues or Won 1,188 million in 2012.

     Dragonica (Dragon Saga)

        Dragonica is a three-dimensional side-scrolling MMORPG, which is commercially offered in the United States, Canada and South America except for Brazil under the name Dragon Saga. Dragonica was developed by Gravity Games, our 85.5%-owned subsidiary. Dragonica is currently commercially offered in China, Taiwan, Hong Kong, Macau, Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Romania, Slovakia, Slovenia, Sweden, Switzerland, Norway, the United Kingdom, Vietnam, the United States, Canada and South America. The amount of revenues from Dragonica represented 2.4% of our total revenues or Won 1,154 million (US$1,094 thousand) in 2013 and 4.2% of our total revenues or Won 2,413 million in 2012.

     R.O.S.E. Online

        R.O.S.E. Online is a three-dimensional MMORPG, which is commercially offered in the United States, Canada, Mexico, Switzerland, Norway, Denmark, Ireland, Spain, Sweden, the United Kingdom, Iceland, Finland, France, Germany, Greece, Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Albania, Andorra, Bosnia and Herzegovina, Liechtenstein, Moldova, Monaco, Montenegro, San Marino, Serbia, Vatican City State, Croatia, Former Yugoslav Republic of Macedonia and Turkey since its commercial launch in January 2005. The amount of revenues from R.O.S.E. Online in 2013 and 2012 represented less than 1% of our total revenues in 2013 and 2012, respectively.

     Ragnarok Prequel

        Ragnarok Prequel is a Web browser-based MMORPG, which is played on a Web browser and which does not require any client-side software to be installed. In May 2013, we entered into an agreement with Shanghai The Dream Network Technology Co., Ltd., a Chinese game developer, which was granted the right to develop a Web-browser based game based on Ragnarok Online and distribute the Web-browser based game in China under the agreement. Ragnarok Prequel was commercially launched in China in October 2013. Ragnarok Prequel represented less than 1% of our total revenues in 2013.

     Emil Chronicle Online

        Emil Chronicle Online, an MMORPG, is the first online game developed by GungHo, the publisher of Ragnarok Online in Japan, which is our controlling and majority shareholder. Emil Chronicle Online is an animation style game based on the chronicles of three races: Emils, Titanians and Dominions, that offers various characters and avatars for players to enjoy. We commercially launched Emil Chronicle Online in Korea, Thailand, Hong Kong, Taiwan, Indonesia, Singapore/Malaysia and China in August 2007, September 2007, June 2008, August 2008, September 2009, October 2009 and October 2011, respectively, and ceased offering commercial service in Singapore and Malaysia in September 2010, in Korea in November 2010, in Thailand in September 2011, in Indonesia in October 2012, in China in April 2013, and in Hong Kong and Taiwan in July 2013.

        We entered into a software licensing agreement with GungHo in December 2005 for the right to publish and distribute Emil Chronicle Online worldwide, except for in Japan, which was renewed in August 2012 and August 2013. In February 2012, we entered into a license agreement for Emil Chronicle Online with Gravity Interactive to distribute a Web-browser based version of the game worldwide except for Japan through certain designated Web sites, which was renewed in February 2013 and February 2014. The amount of revenues from Emil Chronicle Online in 2013 and 2012 represented less than 1% of our total revenues in 2013 and 2012, respectively.

     H.A.V.E. Online (Toy Wars)

        H.A.V.E. Online is a casual third person shooter game developed by SK i-media Co., Ltd., currently NQ Games Co., Ltd., an online game developer based in Korea. In April 2010, we entered into a publishing agreement with SK i-media Co., Ltd. to publish H.A.V.E. Online in Korea and Japan, which was amended in March 2014 to exclude Japan from the service territories. We entered into a license and distribution agreement with GungHo in August 2010 to distribute H.A.V.E. Online in Japan, which expired in March 2014. We commercially launched H.A.V.E. Online in Japan under the name Toy Wars in March 2011 and ceased offering commercial service in March 2014. The amount of revenues from H.A.V.E. Online represented 1.0% of our total revenues or Won 489 million (US$463 thousand) in 2013 and 2.1% of our total revenues or Won 1,209 million in 2012.

     Finding Neverland Online

        Finding Neverland Online is a three-dimensional casual MMORPG. In February 2011, we entered into a license agreement with X-Legend Entertainment Co., Ltd., a Taiwanese game developer, to publish Finding Neverland Online in Korea, which was terminated in June 2013. We commercially launched Finding Neverland Online in Korea in January 2012 and ceased offering the game in July 2013. The amount of revenues from Finding Neverland Online represented less than 1% of our total revenues in 2013 and 4.1% of our total revenues or Won 2,344 million in 2012.

     Maestia

        Maestia is a three-dimensional MMORPG. In March 2012, we entered into a license agreement with RoC Works Co., Ltd., a Korean game developer currently called Andromeda Games Ltd., for us to publish Maestia in the United States and Canada. We launched Maestia in the United States and Canada in July 2012 under a license and distribution agreement entered into with Gravity Interactive in June 2012. We terminated the license agreement with Andromeda Games Ltd. and the license and distribution agreement with Gravity Interactive, and ceased offering the game in September 2013. The amount of revenues from Maestia represented less than 1% of our total revenues in each of 2013 and 2012.

     Ragnarok Online Guild Masters

        Ragnarok Online Guild Masters is a Web browser-based tactical role playing game based on Ragnarok Online. We entered into an agreement with NeoCyon in March 2011 to develop and distribute Ragnarok Online Guild Masters worldwide, which was terminated in June 2013. NeoCyon entered into a consignment agreement with GungHo in April 2011 to develop a Japanese version of the game and a license agreement with GungHo in May 2011 to distribute the game in the Japanese market. We commercially launched Ragnarok Online Guild Masters in Japan and Korea in October 2011 and May 2012, respectively, and we ceased offering the game in Korea in March 2013 and in Japan in May 2013. The amount of revenues from Ragnarok Online Guild Masters represented less than 1% of our total revenues in 2013 and 1.4% of our total revenues or Won 789 million in 2012.

     Steal Fighter

        Steal Fighter is an action real-time strategy role playing game. We entered into license and distribution agreements with L-Time Games Co., Ltd., the developer of Steal Fighter, to publish the game in Korea in April 2012, and in Taiwan and China, including Hong Kong and Macau, in November 2012, both of which were terminated in January 2014. We entered into a license and distribution agreement with

Game Flier International Corporation to distribute Steal Fighter in Taiwan in December 2012, which was terminated in November 2013. We commercially launched Steal Fighter in Korea in February 2013 and ceased offering the game in February 2014. The amount of revenues from Steal Fighter represented less than 1% of our total revenues in 2013.

     Requiem Returns W

        Requiem Returns W is a three-dimensional Web browser-based MMORPG. In August 2012, we entered into an intellectual property license agreement with Weaver Interactive Inc., a Korean game developer, under which we granted Weaver Interactive Inc. the right to develop a Web browser-based game based on Requiem. In October 2012, we entered into a license agreement with Weaver Interactive Inc. that granted us the right to publish and distribute Requiem Returns W worldwide, which was amended to exclude Korea from the service territories in January 2013. Both of our agreements with Weaver Interactive Inc., the intellectual property license agreement and license agreement, were terminated in April 2014.

Mobile games and applications

        As compared to online games, mobile games, which are played using mobile phones, including smartphones such as Google Android compatible phones and the Apple iPhone as well as feature phones, and other mobile devices, such as tablet computers, have shorter game playtimes and less complex user-game interactions. We believe that mobile games, due to such characteristics, provide less-experienced users with a means to become familiar with both game playing and the game culture without making a substantial commitment in time and resources. As a result, we believe that mobile games allow us to target a broader audience of users.

        We develop mobile games, most of which are based on our intellectual property, which include Ragnarok Online—Uprising: Valkyrie, Ragnarok Online Mobile Story and Ragnarok Violet, and also publish mobile games licensed from third parties.

        In contrast to online games, the life cycle of a mobile game is relatively short and generally lasts from 6 to 24 months while reaching its peak popularity within the first 3 months of its introduction, though it varies by genre. As a result, we generate a significant portion of our mobile games revenue from the games that have been released within the recent 12 months.

        The following table sets forth each of the mobile games that we released during 2013.

Title	Genre	Game Source	Date of Commercial Launch
We Build Story	Social network	Developed in-house	January 2013
What's up? Aliens!	Puzzle	Licensed from third party developer	February 2013
Alpha Zero	Simulation	Licensed from third party developer	February 2013
Dino Island	Adventure	Licensed from third party developer	March 2013
Demon Soul	Role playing	Licensed from third party developer	April 2013
Iruna	MMORPG	Licensed from third party developer	April 2013
Barrage Ballad	Shooting	Licensed from third party developer	July 2013
Kitty Solitaire & Sweeper!	Puzzle	Licensed from third party developer	August 2013
RhythmCoin 2 Revolution!	Simulation	Licensed from third party developer	August 2013
Tower of Ascension	Role playing	Developed in-house	August 2013
Magic Shot!	Arcade	Licensed from third party developer	August 2013
Ragnarok Ash Vacuum	Simulation	Developed in-house	October 2013
Samguk Hero Collection	Trading card	Licensed from third party developer	October 2013
Ayakashi	Role playing card	Licensed from third party developer	October 2013
Kuma Fishing!	Arcade	Licensed from third party developer	October 2013
Foodie Monsters	Arcade	Licensed from third party developer	November 2013
Puzzle Battle!	Puzzle	Licensed from third party developer	November 2013
Train City!	Simulation	Licensed from third party developer	November 2013
Battle Ship	Simulation	Licensed from third party developer	November 2013
Shooting Hero!	Shooting	Licensed from third party developer	December 2013
Bowling Zombies!	Shooting	Licensed from third party developer	December 2013
Catastrophic Zombies!	Shooting	Licensed from third party developer	December 2013
Battle Wars	Simulation	Licensed from third party developer	December 2013

        For our smartphone games offered where we directly provide mobile games services to users, we share users' payments for micro-transactions with digital storefront owners and mobile telecommunication operators. For our smartphone games in the other markets where the mobile games services offered by our licensees, we receive license fees and royalty revenues from our licensees.

        In addition to mobile games offered to users, we also develop mobile applications provided to third-party enterprises. The following are revenues generated from our mobile games and applications business for the periods indicated:

	Year Ended December 31,
Country	2011		2012		2013			2013(1)
	(In millions of Won and thousands of US$, except percentages)
Korea	~~W~~	1,866	~~W~~	3,984	~~W~~	10,049	69.3%	US$	9,523
United States		25		307		1,917	13.2		1,817
Japan		4,710		3,962		1,202	8.3		1,139
Taiwan/Hong Kong/Macau		—		9		1,104	7.6		1,046
Others		8		—		232	1.6		220

Total(2)	~~W~~	6,609	~~W~~	8,262	~~W~~	14,504	100.0%	US$	13,745

Notes:

(1)
For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,055.25 to US$1.00, the noon buying rate in effect on December 31, 2013 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)
We reclassified certain revenue within Mobile games and applications revenue as Character merchandising and other revenue in 2013 as this better represents the nature of the revenue. The same reclassification has been made to all prior periods to conform to the presentation of 2013. The reclassification has no effect on the Company's previously reported total net revenue and other line items on the consolidated financial statements.

  Other games and game-related products and services

       Other games

          In addition to developing and publishing online games and mobile games, which is our primary business, we also provide games for game consoles and handheld game consoles, such as Nintendo DS, Xbox 360 and PlayStation series. Console games are distributed in the form of a disc or cartridge (game card), or downloaded directly to a console through the Internet.

          The following table sets forth the console games we have released.

Title	Genre	Platform	Release Date
Ragnarok DS	Role playing	Nintendo DS	December 2008(1)
Ragnarok: The Princess of Light and Darkness	Tactical role playing	PlayStation Portable	October 2011
Ragnarok Odyssey	Role playing	PlayStation Vita	February 2012(2)
Double Dragon II	Action	Xbox 360	April 2013
Ragnarok Odyssey Ace	Role playing	PlayStation Vita	August 2013(3)
Ragnarok Odyssey Ace	Role playing	PlayStation 3	April 2014(4)

Notes:

(1)
Ragnarok DS was initially released in Japan in December 2008 followed by Korea in June 2009 and the United States, Canada, Mexico, Brazil, Colombia, Guatemala, Panama and Venezuela in February 2010.

(2)
Ragnarok Odyssey was initially released in Japan in February 2012 followed by Korea, Taiwan, Hong Kong, Singapore, Malaysia, Indonesia and Thailand in August 2012, the United States, Canada, Mexico and Brazil in October 2012 and Europe in February 2013.

(3)
Ragnarok Odyssey Ace for the PlayStation Vita platform was initially released in Japan, Korea, Taiwan, Hong Kong, Singapore, Malaysia, Indonesia and Thailand in August 2013 followed by the United States, Canada, Mexico and Brazil in April 2014.

(4)
Ragnarok Odyssey Ace for the PlayStation 3 platform was released in the United States, Canada, Mexico and Brazil in April 2014.

        We are also expanding our business by providing games for IPTV. In September 2008, we entered into a licensing agreement with Iconix Entertainment Co., Ltd., or Iconix Entertainment, to develop and publish Pororo Game, an IPTV game based on Iconix Entertainment's 3D TV animation series "Pororo: The Little Penguin." We commercially launched Pororo Game in September 2009 and renewed our licensing agreement with Iconix Entertainment in September 2011, September 2012 and September 2013.

        The amount of revenues from console and IPTV games represented 3.7% of our total revenues or Won 1,744 million (US$1,653 thousand) in 2013 and 5.3% of our total revenues or Won 3,080 million in 2012.

     Game character merchandising

        In order to optimize the commercial opportunities presented by our games and their characters, we and our licensees have been marketing dolls, stationery, food and other character-based merchandise, as well as game manuals, monthly magazines and other publications, based on our games. We currently have arrangements with GungHo to license Ragnarok Online's game characters in Japan and with AsiaSoft Corporation Public Co., Ltd. to license Ragnarok Online II game characters in Thailand.

        The amount of revenues from game character merchandising represented less than 1% of our total revenues in each of 2013 and 2012.

     Animation

        Gravity Entertainment, our Japanese subsidiary, entered into an agreement with G&G Entertainment Inc. and three other Japanese media and entertainment companies for the production and distribution of a 26 half-hour episode animation series based on the storyline and characters of Ragnarok Online in October 2004. The series was produced by Gravity Entertainment and broadcast on television in nine countries from 2004 through 2007. The animation series of Ragnarok Online has been sold in DVD and VOD (video on demand) formats in North America since March 2006, and it has also been distributed in Europe. Our revenues from our animation business represented less than 1% of our total revenues in each of 2013 and 2012.

     Other services

        NeoCyon provides Web site development and operation services to third parties in addition to its core mobile games business. In addition, we generate revenues from sales of goods related to mobile phones, such as ornamental accessories manufactured or procured by third parties, based on consignment sale agreements with such third parties. The amount of revenues from other services represented 4.3% of our total revenues or Won 2,064 million (US$1,956 thousand) in 2013, compared with 7.6% of our total revenues or Won 4,375 million in 2012.

OUR MARKETS

        Korea, Japan, the United States and Canada, Taiwan and Hong Kong/Macau, and China were our biggest geographic markets in 2013 in terms of revenue. Each of these markets is serviced either by us or a distribution company. We and NeoCyon directly manage online and mobile game operations in Korea, respectively. Gravity Interactive, our wholly-owned subsidiary, manages game operations in the United States and Canada. GungHo Online Entertainment, Inc. is our licensee for Ragnarok Online, Ragnarok Mobile Story and Ragnarok Violet in Japan. Game Flier International Corporation is our licensee for Ragnarok Online and Dragonica in Taiwan, Hong Kong and Macau, and Joymaster Inc. is our licensee for Ragnarok Online—Uprising: Valkyrie in Taiwan. Beijing Kunlun Online Network Tech Co., Ltd. is our licensee for Ragnarok Online and Kingworld (Beijing) Technology Co., Ltd. is our licensee for Dragonica in China. Lansha Information Technology (Shanghai) Co., Ltd. is our licensee for Ragnarok Online—Uprising: Valkyrie and Meiyu Information & Technology (Shanghai) Co., Ltd. is our licensee for Ragnarok Violet in China.

        The following table sets forth a summary of our consolidated statement of operations showing revenues by geographic area for the periods indicated and the percentage represented by such revenues for year ended December 31, 2013.

	Year Ended December 31,
Countries	2011		2012		2013			2013(1)
	(In millions of Won and thousands of US$, except percentages)
Korea	~~W~~	10,458	~~W~~	14,762	~~W~~	15,491	32.5%	US$	14,680
Japan		29,513		30,387		14,409	30.2		13,655
United States/Canada(2)		5,879		5,023		7,725	16.2		7,321
Taiwan/Hong Kong/Macau		3,590		2,244		3,106	6.5		2,943
China		749		495		2,734	5.7		2,591
Others		7,288		4,870		4,220	8.9		3,998

Total	~~W~~	57,477	~~W~~	57,781	~~W~~	47,685	100.0%	US$	45,188

Notes:

(1)
For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,055.25 to US$1.00, the noon buying rate in effect on December 31, 2013 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)
Revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries managed by Gravity Interactive. Such revenues from other countries constitute a minor portion of the revenues recorded as subscription revenues from the United States and Canada.

Korea

        In Korea, we commercially launched and began to charge users for Ragnarok Online in August 2002, followed by other games. Our online game users in Korea consist of individual PC account users and Internet café subscribers. Individual PC account users are individuals who log on to our game servers from places other than Internet cafés, such as from home or work, whereas Internet café subscribers are commercial businesses operating Internet café outlets equipped with multiple PCs that provide broadband Internet access to their customers who typically prefer to play online games together with their peers with more powerful PC hardware and faster broadband Internet access than they have at home. Most Internet cafés charge their customers PC usage and Internet access fees of Won 959 on average per hour and subscribe to various online games. Over 9,600 and 9,800 Internet cafés offered our games in Korea according to our internal data as of December 31, 2013 and 2012, respectively. In order to offer our games, an Internet café typically purchases minimum game hours from us. Subscription fees from Internet cafés accounted for 8.2% and 5.2% of our subscription revenues in Korea in 2013 and 2012, respectively.

Overseas markets

        Ragnarok Online is commercially offered in the following 59 overseas countries and markets: Japan, Taiwan, Hong Kong, Macau, the United States, Canada, Australia, New Zealand, India, Singapore, Malaysia, Thailand, the Philippines, Indonesia, Brazil, Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine, Uzbekistan, France, Belgium, the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark, Spain, Austria, Bulgaria, Cyprus, Czech Republic, Germany, Greece, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Switzerland, Turkey and China. Ragnarok Online is distributed through local game operators and distributors, except for the United States, Canada, Australia, New Zealand, India, Singapore and Malaysia in which Gravity Interactive directly publishes Ragnarok Online.

        The following table lists the overseas countries and markets in which Ragnarok Online is commercially offered through our licensees, the names of the licensees, the dates of the license agreements, and the commercial launch dates and expiry dates of the license agreements.

Country	Licensee	Date of License Agreement	Date of Commercial Launch	Date of Expiry
Japan	GungHo Online Entertainment, Inc.	July 2002	December 2002	September 2015
Taiwan/Hong Kong/Macau	Game Flier International Corporation(1)	May 2002	October 2002	October 2015
Thailand	AsiaSoft Corporation Public Co., Ltd.	June 2002	March 2003	March 2015
Philippines	Level Up! Inc.	March 2003	September 2003	December 2014
Indonesia	PT. Lyto Datarindo Fortuna	April 2004	November 2003	February 2015
Brazil	Level Up! Interactive S.A.	August 2004	February 2005	March 2016
Russia and CIS countries(2)	Ingamba LLC	June 2010	March 2007	June 2015
Europe(3)	Gravity EU SAS(4)	June 2011	April 2004(5)	June 2014
China	Beijing Kunlun Online Network Tech Co., Ltd.	March 2012	February 2013	February 2016

Notes:

(1)
Game Flier International Corporation is a subsidiary of Soft-World International Corporation.

(2)
Represents game operations in Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan. A single operator services such 15 countries under one license agreement.

(3)
Represents game operations in France, Belgium, the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark, Spain, Austria, Bulgaria, Cyprus, Czech Republic, Germany, Greece, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Switzerland and Turkey.

(4)
We own a 25% equity interest in Gravity EU SAS, a joint venture company for game service in Europe.

(5)
Ragnarok Online was initially launched in Germany, Austria, Switzerland, Italy and Turkey with a different licensee in April 2004.

        Ragnarok Online II is currently commercially offered globally excluding Japan, the Philippines, Vietnam, Brazil and China. Requiem is currently commercially offered worldwide. Dragonica is currently commercially offered in the United States, Canada, South America and 32 other countries and markets. R.O.S.E. Online is currently commercially offered in the United States, Canada, Mexico and 40 other countries. Ragnarok Prequel is currently commercially offered in China. While most of our mobile games are commercially offered in Korea, we also provide those developed in-house in overseas countries, including the United States, Japan, Taiwan and China, among others. See ITEM 4.B. "BUSINESS OVERVIEW—OUR PRODUCTS."

        Our licensees pay us:

  •
  an initial license fee for initial set-up costs, technical support and advisory services that we provide until commercial launch; and

  •
  ongoing royalty payments based on a percentage of revenues generated from subscription fees and/or micro-transactions of the game they service in the respective overseas markets.

        In addition, if the license agreement is renewed, we typically negotiate a renewal license fee. The license agreements may be terminated in the event of bankruptcy or a material breach by either party, including, in our case, the licensee fails to pay royalty fees in a timely manner.

PRICING STRUCTURE AND PAYMENT SYSTEM

        Our overseas licensees generally develop, after consultation with us, a retail pricing structure for the users of the game they service in their respective markets. Pricing structures are determined primarily based on the cost of publishing and operating the game, the playing and payment patterns of the users, the pricing of competing games in a given market and the purchase power parity of consumers in that market. Since the launch of Ragnarok Online in August 2002, we have tracked and accumulated user data generated from our user base, which provide us with an extensive database to analyze user patterns and establish pricing for other markets. The pricing for Ragnarok Online has remained generally stable in each of our markets since the respective dates of Ragnarok Online's commercial launch in those markets.

        In December 2006, we started to apply a micro-transaction system (or sale of virtual in-game items model) as an additional business model by providing virtual item shops in the games where players can purchase a wide array of items to customize, personalize and enhance their characters and game playing experiences. The micro-transaction model has been introduced in all the countries and markets where Ragnarok Online is serviced. In addition, since January 2007, we have opened free-to-play servers, which only apply the micro-transaction model, in all the countries and markets where Ragnarok Online is serviced except China to encourage the players to download and play Ragnarok Online without paying subscription fees or buying playing time and to purchase in-game items pursuant to our micro-transaction model. We offer Ragnarok Online services only with the micro-transaction model in all the countries and markets where Ragnarok Online is serviced except Japan, Taiwan, Hong Kong, Macau, Thailand, the Philippines and China. The amount of revenue generated from micro-transactions as a percentage of revenue varies by country and market. For example, in 2013, the approximate percentage of revenue derived from micro-transactions accounted for 24.7% of total royalty revenues for Japan, and 97.4% of total royalty revenues for Taiwan, Hong Kong and Macau.

        Since September 2007, we have been offering premium services as an additional revenue model, where players are offered certain additional features such as the faster accumulation of experience points or higher rates of item drops for additional fees during a specified period of time, in all the countries and markets where Ragnarok Online is serviced except Japan, Taiwan, Hong Kong, Macau and China. The pricing for Ragnarok Online in Korea and in Japan, the United States and Canada, our principal overseas markets, are set forth below.

Korea

        Individual PC account users in Korea can choose from a number of alternative payment options, including charges made through mobile or fixed telephone service provider payment systems, prepaid cards, gift certificates, online credit card payments and bank transfers, to buy G Cash which can be used for any games we offer and convert G Cash to RO Points, the currency of the money used in Ragnarok Online which enable them to buy game items or subscribe to Premium Services. Internet café subscribers make payments through credit card or bank transfers. We pay a commission in the range of 1.4% to 15% to third parties to process payments. These third parties bear the delinquency risk associated with payments from users.

     Subscription-based fee model

        The subscription-based fee model is currently applied only to Internet cafés and not individual PC users in Korea. The following table sets forth our published pricing plans for Internet cafés in Korea for Ragnarok Online access as of December 31, 2013.

Hours(1)	Flat Fee per PC
300 hours	~~W~~	69,300
600 hours		138,600
1,000 hours		231,000
2,000 hours		462,000

Note:

(1)
Actual hours may vary depending on additional bonus hours we offer in proportion to hours purchased by the subscriber.

     Micro-transaction model

        We have applied a micro-transaction model in Korea since April 2007. The price range of each of the game items is between Won 250 and Won 29,800. There are certain game items which users can buy only at Internet cafés.

     Premium Service model

        Premium Service model was initially applied to free-to-play servers in July 2008 and became available on all the servers in November 2010 when we ceased to apply the subscription-based fee model for individual PC users in Korea. We offer only one rate for the Premium Service model of Ragnarok Online in Korea and charge 5,500 RO Points for 30 days of use. Premium Service users may further choose to use additional services as options, such as faster accumulation of experience points, higher rates of item drops, lower death penalty or a combination of such additional services for additional fees.

Japan

        GungHo, our licensee in Japan, determines the pricing plan for Ragnarok Online in Japan. A majority of users in Japan typically pay to gain access to or purchase game items of Ragnarok Online with prepaid cards, such as WebMoney, among others, which can be purchased at convenience stores or retail game outlets, or online. In addition, credit cards are also a popular payment method. Mobile payment, which was introduced in April 2008, is increasingly popular although it cannot be used for the payment of subscription-based fees and can be used only for payment for micro-transactions.

     Subscription-based fee model

        Our licensee in Japan offers only one rate for Ragnarok Online and charges JPY1,500 per 30 days of unlimited use.

     Micro-transaction model

        We have applied a micro-transaction model in Japan since December 2006. Game users buy GungHo Shop Points which enable them to buy game items or directly buy game items from the mobile item shop.

The price range of the game items is between JPY50 and JPY1,500. The following table sets forth our licensee's published basic pricing for GungHo Shop Points in Japan as of December 31, 2013.

Points	Retail Price(1)
10,000 points	JPY	1,000
21,000 points		2,000
32,500 points		3,000
55,000 points		5,000
112,000 points		10,000

Note:

(1)
For convenience only, on December 31, 2013, the noon buying rate of Japanese Yen to U.S. dollars as certified by the Federal Reserve Bank of New York for customs purposes was JPY105.25 to US$1.00.

The United States and Canada

        Gravity Interactive, our wholly-owned subsidiary in the United States, determines the pricing plan for Ragnarok Online in the United States and Canada. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as PayPal. Gravity Interactive ceased to apply the subscription-based fee model in April 2011.

     Micro-transaction model

        We have applied a micro-transaction model in the United States and Canada since June 2007. Game users buy points which enable them to buy game items in the price range between US$0.05 and US$20. The following table sets forth our licensee's published basic pricing for points of Ragnarok Online in the United States and Canada as of December 31, 2013.

Points	Retail Price
1,100 points	US$	10.00
1,650 points		15.00
2,875 points		25.00
4,600 points		40.00
6,000 points		50.00
9,000 points		75.00
12,000 points		100.00

     VIP Service fee model

        Although Ragnarok Online is offered based on the micro-transaction model in the United States and Canada, the VIP Service fee model, a premium service model, was introduced in April 2011 to provide users with enhanced game play as an option. The following table sets forth Gravity Interactive's published basic pricing for VIP Service for Ragnarok Online in the United States and Canada as of December 31, 2013.

Days and Points	Retail Price
30 days	US$	7.00
30 days and 1,500 points(1)		15.00
90 days		19.00
180 days		33.50

Note:

(1)
Once a user purchases this package, the user cannot purchase it again before the period of the purchased package ends.

GAME DEVELOPMENT AND PUBLISHING

        We expect the online and mobile game industries to be characterized by increasing demand for sophisticated or original games with the most up-to-date technologies and/or innovative game designs. In response, we intend to expand our game offerings by continuing to develop in-house additional high quality games with the latest technologies and/or innovative game designs and by publishing such new games developed by us or licensed or acquired from renowned third party developers.

        To prepare for the commercial launch of a new online game, unlike most mobile games, we conduct closed beta testing for the game to fix technical problems, which is followed by a period of open beta testing in which we allow registered users to play the game free of charge. During these testing periods, users provide us with feedback and our technical team seeks to address any technical problems and programming flaws that may compromise a stable and consistent game playing environment. We conduct several rounds of closed beta testing, which usually takes a few weeks for each round but may take significantly more time if material problems are detected. Open beta testing of online games usually takes one to three months before commercial launch. We generally commence our other marketing activities for online games during the open beta testing stage. For overseas markets, we also localize the language and content of our games to tailor the game to local cultural preferences.

In-house game development

        Our game development department is divided into two categories of development teams: one is dedicated to online games and the other is dedicated to mobile games. As of December 31, 2013, we employed a total of 162 game developers. We developed Ragnarok Online, Ragnarok Online II, Requiem, Pucca Racing and some social network games and mobile games, such as Ragnarok Online—Uprising: Valkyrie and Tower of Ascension, in-house. In order to remain competitive, we are focusing our in-house game development efforts on enhancing the game experience and on developing new games incorporating the latest technologies (including software improving the communication and interaction between players).

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

  •
  In-depth examination, analysis and commercial negotiation.  Once a game passes preliminary screening, we thoroughly review and test the game, conduct a cost analysis, develop operational and financial projections and formulate a preliminary game operating plan. We then begin commercial negotiations with the developer;

  •
  Game rating and regulatory registration and approval.  Once a license agreement to publish and distribute a game is signed, we submit an application to the Game Rating and Administration Committee to obtain a game rating, except for mobile games, which are not required to be rated by the Game Rating and Administration Committee and may be rated by us as distributor. This process generally takes approximately 15 days. We also typically register our intellectual property rights in Korea under our license agreements, such as copyright and trademark, with the relevant Korean government agency. Our overseas subsidiaries or licensees follow similar procedures in their respective markets where the games we license are commercially offered; and

  •
  Testing and marketing.  Once the required registration and approvals are obtained, we conduct closed beta testing and open beta testing of the new game and assist the licensor with the development of the game, in the case of online games.

        Our game business team takes the lead in conducting preliminary screenings to select games for potential distribution and the commercial negotiations process. The games initially screened by our game business team are additionally evaluated or tested by other teams, such as the marketing team and quality management team, for a second opinion. Once a license agreement is finalized, we generally create a specific team for the selected game within the marketing department to work with and guide the licensor through the beta testing and/or marketing process for a successful launch of the game.

MARKETING

        We employ a variety of traditional and online marketing programs and promotional activities, including in-game events, in-game marketing and offline events. Due to the close-knit nature of the game community, we believe that word-of-mouth is an important medium for the promotion of our games.

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

        We conduct a variety of marketing programs and online and offline events to target potential subscribers accessing the Internet from home. Our main marketing efforts include advertising on Web site portals and in online game magazines, conducting online promotional events, participating in trade shows and entering into promotional alliances with Internet service providers. We spent Won 2,852 million (US$2,703 thousand) on advertising and promotions in 2013, compared with Won 4,585 million in 2012.

        We frequently organize in-game events, such as "fortress raids" for our users, which we believe encourages the development of virtual communities among our users and increases user interest in our games. We also host from time to time in-game tournaments in which users can compete against each other either as a team or individually. In addition, we use in-game events to introduce users to new features of our games. We organized 42 in-game events for Ragnarok Online users in 2013, compared with 28 such in-game events in 2012. In November 2013, we hosted in Japan with GungHo, our licensee in Japan, the Ragnarok World Championship, an offline competition event with approximately 56 active participants, comprised of representatives from 6 teams representing each country and approximately 8 representatives of our five licensees. The event was visited by approximately 2,500 visitors and broadcast live on the Web, which recorded 150,000 views worldwide.

        In most of our overseas markets, marketing activities are principally conducted by our licensees and typically consist of advertising on Web site game portals and online game magazines and through television commercials, as well as hosting online and offline promotional events. The licensees are responsible for the costs associated with such advertising and promotional activities. For example, GungHo hosted the GungHo Festival in April 2013, which included the Ragnarok Online Japan Championship, game conference and costume-play stage and other programs for users, and the event was attended by approximately 4,400 visitors. In November 2013, GungHo hosted the Ragnarok Online Eleventh Anniversary Festa which included the Ragnarok World Championship and was attended by approximately 2,500 visitors and broadcast live on the Web and watched by approximately 210,000 viewers. GungHo also sells a DVD and a memorial package of Ragnarok Online software to commemorate the Ragnarok Online Japan Championship every year. Level Up! Inc., our licensee in the Philippines, hosted a tenth anniversary event in September 2013 to celebrate the service of Ragnarok Online in the Philippines starting in 2003, which included the Ragnarok Online Philippines Championship, and such event was attended by approximately 2,500 visitors. Level Up! Inc. also hosted marketing events for all the games published by them, namely Level Up! Live, an annual event which gathered 10,000 in 2013, Level Up! Guild Congress and Level Up! saLU-salo in July 2013, November 2013 and December 2013, respectively. PT. Lyto Datarindo Fortuna, our licensee in Indonesia, hosted an annual event called the Lyto Festival in October 2013 to celebrate the tenth anniversary of the service of Ragnarok Online in Indonesia and to promote Ragnarok Online II, the commercial service of which started in Indonesia in August 2013. The Lyto

Festival in 2013, which was attended by approximately 12,000 visitors, included the Ragnarok Online Indonesia Championship and the Ragnarok Online II dungeon competition. AsiaSoft Corporation Public Co., Ltd., our licensee in Thailand, hosted the PlayPark FanFest in October 2013, formerly the AsiaSoft All Star Battle, which has been held annually since 2009. The PlayPark FanFest, attended by approximately 30,000 visitors, included the Ragnarok Online Thailand Championship and other promotional events and visitors were invited to experience Ragnarok Online II, a then newly introduced game in Thailand, at the game's booth.

        In addition, from time to time our overseas licensees also market our games through sponsoring promotional events jointly with other local game publishers or participating in expositions or other events for online games in order to reach a broader local audience. For example, Gravity EU SAS, our licensee in France, participated in several conventions for animation, game, manga and costume play, such as Japaniort and Paris Manga in France in May 2013 and in October 2013, respectively, and AnimagiC and Connichi in Germany in July 2013 and in September 2013, respectively, where Gravity EU SAS set up booths to present Ragnarok Online and Ragnarok Online II to the public and held various events for visitors. Game Flier International Corporation, our licensee in Taiwan, and Beijing Kunlun Online Network Tech Co., Ltd., our licensee in China, participated in the Taipei Game show in January 2013 and the ChinaJoy Expo in July 2013, respectively.

        Our licensees are selected in part on the basis of their marketing capabilities, including the size and scope of their distribution networks. In regions where we have a limited network or presence such as Central Asia, we believe that conducting marketing through our licensees is more effective and cost-efficient than direct marketing by us in light of the established brand recognition and marketing networks of our licensees and their comparative advantage in identifying and taking advantage of the cultural and other local preferences of overseas users. However, in more strategic markets where we anticipate considerable growth such as the United States, we also believe that it is important to enhance our own direct publishing network for online game services.

GAME SUPPORT AND CUSTOMER SERVICE

        We are committed to providing superior customer service to our users directly and through our licensees. As of December 31, 2013, 6 employees were game masters, or persons who are in charge of testing, updating and providing server maintenance for online games, as well as dealing with customer complaints, 26 employees were members of our domestic customer service team and 44 employees were members of our overseas customer support team.

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

NETWORK AND TECHNOLOGY INFRASTRUCTURE

        We have designed and assembled our game server network and information management system in Korea to allow centralized game management on a global basis. Our system network is designed to speedily accommodate a growing user base and demand for faster game performance. Our game server architecture runs multiple servers on a parallel basis to readily accommodate increased user traffic through deployment of connection to servers, which permits us to route users in the same country to servers with less user traffic. Each of these servers is linked to our information systems network to ensure rapid implementation of game upgrades and to facilitate game monitoring and supervision.

        We maintain our server hardware in a single climate-controlled facility at KT Mokdong Internet Computing Center at 233-5 Mokdongdong-ro, Yangcheon-gu, Seoul, Korea and our other system hardware in our offices in Seoul. As of December 31, 2013, our server network for our game operations in Korea consisted of a total of 486 servers, including 198 physical servers and 288 servers run on 83 physical servers through the server virtualization technology we have adopted since July 2011, which allows one physical server to be divided into multiple virtual servers, each of which functions individually as a complete and independent server.

        In overseas markets, our overseas subsidiaries or licensees own or lease the servers necessary to establish the server network for online games and we assist them with the initial assembly and installation of operating game servers and optimization of their systems network for game operations in their respective markets. While the overseas system architectures are modeled on our system architecture in Korea, they are also tailored to meet the specific needs of each market. When we install and initialize a game in an overseas market, we generally dispatch network engineers and database technicians from Korea to assist with the assembly and operation of the system network and game servers. Following installation, we typically send two to five of our technicians and customer support staff to that market, for a few weeks in some cases and much longer periods in other cases, to assist with on-site game operation and technical support. Our overseas subsidiaries and licensees are responsible for providing database and other game information backup.

        Our game management software can program the game content to include localized features such as virtual map zones specific to each market. These features can be updated at the host country level in order to encourage development of a communal spirit among the users from the same country.

COMPETITION

        We compete primarily with other online and mobile game developers and distributors in each of our markets. In addition, we compete against providers of games on various platforms, such as console games, handheld games and arcade games. We compete primarily on the basis of the quality of the game experience offered by us to our users, which depends on a number of factors, including our ability to do the following:

  •
  hire and retain creative personnel to develop games that appeal to our users;

  •
  offer online and mobile game service that is stable and is not prone to server shutdowns, connection problems or other technical difficulties;

  •
  provide timely and responsive customer service; and

  •
  establish payment systems that are secure and efficient.

Competition in the online game industry

        Currently, the leading providers of online games, based on the number of peak concurrent users, are Riot Games, Inc., Activision Blizzard, Inc., Nexon Co., Ltd. and NCsoft Corp. according to data available from various public sources. League of Legends of Riot Games, Inc., Dungeon Fighter Online of Nexon Co., Ltd., and World of Warcraft of Activision Blizzard, Inc., are some of the most popular online games. NCsoft Corp.'s Lineage, Guild Wars and Aion have gained popularity, and each has maintained a large number of players and a loyal user base.

        As many of our competitors have significantly greater financial, marketing and game development resources than we have, we face intense competition in the online game industry. We expect competition will continue to be strong as the number of online game developers increases in the future and the online game industry begins to consolidate into a small number of leading companies due to the high cost of game development, marketing and distribution networks, which is likely to drive unsuccessful online game providers to go out of business or be acquired by other successful game providers.

Competition in the mobile game industry

        Compared with the online or console game genres, the mobile game market has a relatively low barrier to entry because development of a mobile game requires relatively less time and personnel due to the limitations of the devices on which mobile games are played such as screen size and processing power. Moreover, development tools for mobile games are easier to obtain and use, and open marketplaces, such as the Google Play Store and Apple's App Store, enable developers to easily distribute mobile games to a large global audience. Therefore, we expect the number of mobile game developers to continually increase in the future and competition to become more intense.

        We compete with companies that specialize in developing mobile games such as Supercell Oy and King Digital Entertainment PLC. Our current or potential future competitors for mobile games also include package game companies that have successfully expanded their business into mobile game development such as Electronic Arts Inc. In addition, we believe more companies that previously were or currently are dedicated to developing online or console games will allocate more resources toward developing mobile games because the number of mobile game users is rapidly increasing as the penetration of mobile devices, such as smartphones and tablet computers, continues to deepen.

Competition from other game platforms

        We also compete against PC and console-based game developers that produce popular package games, such as Activision Blizzard, Inc. and Electronic Arts Inc., and game console manufacturers such as Microsoft Corp., Sony Computer Entertainment Inc. and Nintendo Co., Ltd., all of which also have their own console game development studios. In November 2013, Microsoft Corp. released Xbox One featuring Kinect motion control camera and voice commands and Sony Computer Entertainment Inc. started distributing its PlayStation 4 game consoles featuring a controller with a capacitive touchpad for additional control options. Nintendo Co., Ltd.'s Wii U was released in November 2012 which supports high-definition graphics with a tablet-like controller. In addition, handheld game consoles, such as Nintendo Co., Ltd.'s Nintendo 3DS and Sony Computer Entertainment Inc.'s PlayStation Vita, are also popular among game users. All the current game consoles enable users to play games with other users online by connecting their console to a network over the Internet. Likewise, a number of PC-based game developers have also introduced online features to their PC-packaged games, such as team plays or users-to-users combat.

        Competition in the game market is expected to remain intense as established game companies with significant financial resources seek to enter the industry. For a discussion of risks relating to competition, see ITEM 3.D. "RISK FACTORS—RISKS RELATING TO OUR BUSINESS—We operate in a highly competitive industry and compete against many large companies."

INSURANCE

        We maintain medical and accident insurance for our employees to the extent required under Korean law, and we also maintain fire and general commercial insurance with respect to our facilities. We do not have any business liability or disruption insurance coverage for our operations in Korea. We maintain a directors' and officers' liability insurance policy covering certain potential liabilities of our directors and officers. See ITEM 3.D. "RISK FACTORS—RISKS RELATING TO OUR BUSINESS—We have limited business insurance coverage and any business interruption could have a material adverse effect on our business."

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

        In developing Ragnarok Online, we obtained an exclusive license from Mr. Myoung-Jin Lee to use the storyline and characters from his cartoon titled Ragnarok for the production of games, animation and character merchandising. See ITEM 4.B. "BUSINESS OVERVIEW—OUR PRODUCTS—Online games—Ragnarok Online."

        We are the registered owner of 13 registered software copyrights to ten games: Ragnarok Online, Ragnarok Online II, R.O.S.E. Online, Requiem, Ragnarok Violet, Ragnarok Angel Poring, Ragnarok Online—Uprising: Valkyrie, Arcturus, Pucca Racing and W Baseball, each of which has been registered with the Korea Copyright Commission. We no longer commercially offer Arcturus, a PC-based, stand-alone game, nor Pucca Racing, and have decided to cease commercialization of W Baseball. As of December 31, 2013, we owned over 50 registered domain names, including our official Web site and domain names registered in connection with each of the games we offer. We had 875 registered discrete trademarks at patent and trademark offices in 51 countries as of December 31, 2013. We had three design patents, two analogous design patents, which are variations of two of the design patents, registered with the Korea Intellectual Property Office, registered copyrights covering 11 game characters, five online game business model patents and one patent pending with the Korea Intellectual Property Office, in each case as of December 31, 2013.

SEASONALITY

        Usage of our online games has typically increased slightly around the New Year's holiday and other holidays, in particular during winter and summer school holidays.

LAWS AND REGULATIONS

        We are subject to many laws and regulations in the different countries in which we operate. See ITEM 3.D. "RISK FACTORS—RISKS RELATING TO OUR REGULATORY ENVIRONMENT." A general overview of the material laws and regulations that apply to our business is provided below for the countries from which we derive a significant portion of our revenues.

Korea

        The Korean game industry and online and mobile game companies operating in Korea are subject to the following laws and regulations:

     The Act on Promotion of the Game Industry

        In January 2007, the National Assembly amended the Act on Promotion of the Game Industry, or the Promotion Act, which became effective on April 20, 2007. Under the amended Article 21 of the Promotion Act, online games are classified into four categories: "suitable for users of all ages," "suitable for users 12 years of age or older," "suitable for users 15 years of age or older" and "suitable for users 18 years of age or older." The 15 years of age or older category was added between the 12 years of age and 18 years of age categories to increase ratings flexibility. Ragnarok Online has been classified as "suitable for users 12 years of age or older."

        The amendment to the Promotion Act includes for the first time the definition of the term "speculative game." A speculative game refers to a game that permits betting and offers monetary loss or profit that is determined by chance. Elements that may cause a game to be considered a speculative game include the existence of game money used as a means for betting or purchasing game items (items used within the game for progression in the game) that become the subject of exchange with respect to the game money. The Supreme Court decision No. 2007-4702 rendered on October 26, 2007 provided that the determination of whether a business is speculative or not requires a comprehensive consideration of the following factors: the purpose of use, the method and appearance of use, whether money or gifts exchangeable with money are distributed as a result of using the business, the degree and scale thereof, and whether gifts are actually exchanged into cash. Although the new rules and Supreme Court decision are intended to provide more clarity for the determination of whether a game is deemed speculative or not, because our games involve transactions with game items, we may have to expend much effort to ensure that we are in compliance with the new rules.

        A game provider has to report any modification in the content of a game to the Game Rating and Administration Committee, which may require the game to be reclassified depending on the scope of the modification. If the Game Rating and Administration Committee determines that the game is speculative, it can refuse to classify such game, in which case the game will be prohibited. According to Article 1(2) of the Enforcement Decree of the Promotion Act newly established on May 16, 2007, any games in which money or items of value are collected from a multiple number of persons and profits or losses are allocated based on winnings or losses determined by chance fall under speculative games. According to Article 16(2) of the Enforcement Decree of the Promotion Act newly established at the same time, so long as certain guidelines are followed, a provision of a gift equivalent to a customer price of Won 5,000 or less, with respect to games that are classified as "suitable for users of all ages," is not deemed to be an act that encourages gambling.

        Under the Promotion Act, as partially amended on December 21, 2007, the Minister of Culture, Sports and Tourism may order information and communication service providers to refuse, stop, or restrict the offering of games if such games are unrated, contents are different from those submitted for rating, were denied rating as speculative games, or were manufactured or distributed by a person not registered for operation of manufacturing or distributing games for profit-making. The Game Rating and Administration Committee undertakes examination of the information and communications service providers and provides recommendation of correction to the providers as necessary. The information and communications service providers are required to implement the corrective measures recommended within 7 days and report the results thereof to the chairman of the Game Rating and Administration Committee or the Minister of Culture, Sports and Tourism.

        The Game Rating and Administration Committee published the Yearbook for Classification of Game Ratings' in September 2008, June 2009, July 2011 and June 2012 in order to provide information on industry trends. The Yearbooks include data on ratings and classifications of various games released in Korea and the results of the examination of the information and communications service providers during the years 2007, 2008, 2010 and 2011. The Game Rating and Administration Committee published the Yearbook to improve fairness and transparency in inspecting games and to provide industry participants with guidelines on ratings inspection as well as basic information on the development of the game industry.

        Prior to a partial amendment on January 1, 2010, the Promotion Act provided that governmental support for the Game Rating and Administration Committee would be provided until December 31, 2009 and the task of rating games would thereafter be privatized. However, based on the determination of the government that the required social conditions for such privatization are not yet established, the Promotion Act, as partially amended on January 1, 2010, promoted the sustained rating of games and operation of supplementary administrative tasks by extending the date for the provision of governmental support until December 31, 2011.

        On April 12, 2010, for the purpose of preventing gaming addiction among adults and teenagers and to promote a constructive gaming culture, the Ministry of Culture, Sports and Tourism introduced the "Measures for the Prevention and Alleviation of Excessive Gaming," which includes the following: (i) expanded applicability of the exhaustion system (a program in which the rate at which items are acquired in a game decreases as a person plays the game longer, where this system is closely related to the game scenario); (ii) selective shutdown system for games played by teenagers (a system in which a teenager's access to games can be selectively managed between midnight and 8:00 a.m. with the consent of a parent); (iii) establishment of a fund for the prevention of excessive gaming; and (iv) regulation of Web sites that deal in cash transaction of in-game items.

        Recently in the global online and mobile game industries, there has been growth in the open markets in which small content developers and individual content producers directly supply their programs to consumers. However, under the then-current law, games could be distributed only after being rated by the Game Rating and Administration Committee, and this impeded the development of the open market in Korea. In addition, some games, especially those that permit betting, caused social problems as speculative operating methods illegal automatic playing programs which allow players to cheat and acquire game money or game items were being developed. However, the then-existing laws did not provide sufficient grounds to regulate such situations.

        In response, on April 5, 2011, the Act on Promotion of the Game Industry was amended. The amendment provides that all games that cannot receive prior rating by the Game Rating and Administration Committee due to special circumstances in their production and distribution channels should be subject to the distributors' own rating. The Act also provides grounds for sanctioning speculative operating methods and the undermining of fair gaming through illegal programs, among others. The amendment went into effect on July 6, 2011. In addition, consistent with a recent decision by the Constitutional Court on dual punishment, the amendment also includes a revised provision which stipulates that if an employer fulfills her duty of care as a manager and supervisor of her employees, she can be exempt from punishment.

        The main content of the Act on Promotion of the Game Industry as amended on April 5, 2011 and the amendment to the Enforcement Decree of the same Act are as follows:

        (1)   Games which are inappropriate for prior rating by the Game Rating and Administration Committee due to special circumstances in their production and distribution channels, excepting games unsuitable for minors, may be rated by distributors or others involved in the distribution channel at their discretion according to the standards predetermined upon consultation with the Game Rating and Administration Committee. According to Article 11-4 of the Amendment to the Enforcement Decree of the Act on Promotion of the Game Industry, games should fulfill all the following requirements in order to be considered being "inappropriate for prior rating by the Game Rating and Administration Committee": (i) they must be provided through basic communications services by persons who are authorized to engage in the basic communications business under the Telecommunications Business Act; (ii) they must be provided through electronic commerce intermediaries such as online open markets; and (iii) they must be provided using wireless telecommunications terminals which use mobile telecommunications terminals or the same kind of operating programs as those run on mobile telecommunications terminals;

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

        The key content of the amendment are as follows:

        (1)   A game-related enterprise is required to obtain parental consent when a minor joins a game site as a member and to take measures to prevent excessive use of games by imposing a time limit on minors' game usage time. The Minister of Culture, Sports and Tourism may request game-related enterprises to submit or report data relating to such preventive measures and, after an examination thereof, order the relevant game-related enterprises to correct the preventive measures if they are deemed to be insufficient; and

        (2)   The government shall provide support for educating the public on the appropriate use of games and the Minister of Culture, Sports and Tourism may request the Minister of Education to cooperate with such efforts by providing education on the appropriate use of games in the curriculum of elementary and middle schools.

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

        The Promotion Act was partially amended as of May 22, 2013 and the amendment went into effect on November 23, 2013. The Game Rating Board had been long criticized for its unfair administration despite its mission to ensure the fairness as a public agency in charge of ex-ante ratings classifications and ex-post management of the rating classifications of games. In response to such criticism, in order to ensure and reinforce the fairness in the administration of works, the Game Rating Board was abolished and the Game Rating and Administration Committee was newly established to take charge of ratings classifications and ex-post management of games suitable for users 18 years of age or older (Article 16). Other key amendments are as follows:

        (1)   The Game Rating and Administration Committee is incorporated as a corporate entity (newly added Article 16-2);

        (2)   For the audit and supervision of fair administration of works by the Game Rating and Administration Committee, it is required to have a standing auditor (previously the Game Rating Board only had a non-standing auditor) (Article 17(2));

        (3)   The scope of rating classification works which may be entrusted to a private agency is expanded from online games into arcade games but the games suitable for users 18 years of age or older are excluded therefrom (Article 24-2);

        (4)   A legal ground is provided for possible delegation of the authority of the Minister of Culture, Sports and Tourism with respect to the ex-post management to the Game Rating and Administration Committee (Article 42(2)); and

        (5)   The time period of the government's financial support to the Game Rating Board was due to expire on December 31, 2012. However, the foregoing time period is deleted to ensure the stable financial support for the operation of the Game Rating and Administration Committee.

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

        (8)   The amendment prohibits the telecommunications sales operator from installing computer programs without the consumer's consent or without providing clear and easy explanation or notice to the consumer, but it does not provide for the penalties or sanctions imposed in case of violation; and

        (9)   The amendment provides basis on which the Korean Fair Trade Commission and the Korean Consumer Agency can jointly form an investigation committee to investigate violations of this Act.

        Prior to the amendment, this Act prescribed that only the transactions in which the one-time payment amount is above Won 50,000 were eligible for protective measures for payment security which impose on telecommunication sales operators, in case of advance payment in the telecommunications sales, a duty to provide escrow service for payment or subscribe to consumer injury compensation insurance upon the election by a consumer of either option. However, under the amended Act which deleted Article 24(3)(i) concerning the application of such protective measures for payment security, the consumer rights protection was enhanced because even transactions whose amount is small, Won 50,000 or less, can benefit from protective measures for payment security. Such amendment was made as of May 28, 2013 and went into effect on November 29, 2013.

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

        The Information Protection Act was further partially amended on February 17, 2012, which became effective in part on August 17, 2012 and in part on February 17, 2013. The key contents of the amendment are as follows:

        (1)   The amendment prohibits a telecommunications service provider from collecting or using the resident registration number of a user unless such telecommunications service provider has been designated as the identity authentication institution or the statute allows the collection or use of a user's resident registration number. A person in violation may be punished by a fine not exceeding Won 30 million;

        (2)   The amendment requires that, in case personal information of a user has been lost, stolen, or leaked, the telecommunications service provider shall notify the user and report to the KCC of the incident and take measures to minimize the damages;

        (3)   The amendment requires that the telecommunications service providers meeting the criteria set by the Presidential Decree, which refers to telecommunication service providers that (i) stored or managed personal information of one million or more users per day on average for the last three months of the immediately preceding year or (ii) has the sales revenue of Won 10 billion or more in telecommunications service in the preceding year, or in the preceding fiscal year in case of companies, regularly notify the particulars of the use of users' personal information collected to users;

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

        If a person's personal information is collected or used, or provided to a third person, such person's consent should be obtained, and if personal information is no longer necessary upon achievement of the purpose of the collection and use of personal information, such information should be immediately destroyed.

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

        In addition, the same legislation grants to each individual the right to request perusal, the right to request correction or deletion, and the right to request suspension of process with respect to one's personal information, and also provides the methods to exercise such rights.

        To promote prompt and fair settlement of disputes concerning personal information, the same legislation also provides that a Personal Information Dispute Settlement Board, or PIDSB, should be established and the PIDSB's decision, if accepted by the disputing parties, should have the same legal effect as settlement by trial. In consideration of the fact that most identity theft cases are large in scale and small in the amount of monetary damages, the legislation adopts a collective dispute settlement system. A class action system for personal information has been adopted, but in order to prevent frivolous class action suits, litigants are required to go through the collective dispute settlement system prior to bringing a class action and cases are limited to those seeking suspension or injunctive relief.

        Prior to the amendment dated August 6, 2013, the Personal Information Protection Act permitted the process of personally identifiable information (resident registration number, passport number, driver's license number and foreigner registration number) under limited circumstances such as when required by law or when consent is obtained, and mandated the implementation of security measures to prevent possible loss, theft, leak, alteration or compromise of personally identifiable information. However, it was not successful in deterring massive leak and misappropriation of resident registration numbers and large scale companies responsible for such leakage have escaped civil and/or criminal liabilities often times, which propelled the public distrust and raised the concerns about expansion of secondary damage.

        Against the backdrop of the foregoing, the Personal Information Protection Act was amended partially as of August 6, 2013 with respect to personally identifiable information, which will go into effect on August 7, 2014. The key amendments are: (i) in principle, no person dealing with personal information is permitted to process resident registration numbers (newly added Article 24-2); (ii) in the event of loss, theft, leak, alteration or compromise of resident registration numbers, an administrative fine not exceeding Won 500 million may be imposed (newly added Article 34-2); and (iii) it is made clear that if there is substantial ground to suspect a violation of applicable laws and regulation with respect to personal information protection, the Minister of Safety and Public Administration may advise a relevant personal information processor to take disciplinary action against liable person(s) which include the representative director and responsible executive officers (Article 65(2)). Such amendments purport to prevent any possible leak of resident registration numbers and induce companies to discharge to the fullest extent their responsibilities for the protection of personal information such as resident registration numbers.

     The Korean Civil Code and the Act on the Establishment and Management of the Korea Communications Commission

        Pursuant to the Korean Civil Code, contracts entered into with minors, who were persons under 20 years of age without parental consent under the Korean Civil Code prior to its amendment, may be invalidated. The definition of minors is changed to persons under 19 years of age in the amendment to the Korean Civil Code on March 7, 2011, which became effective on July 1, 2013. Under the Act on the Establishment and Management of the Korea Communications Commission, the KCC was established to oversee services relating to broadcasting and communications and also to deliberate and resolve matters concerning the protection of users' information and communications. As a result, telecommunication service contracts and online game user agreements are required to specifically set forth procedures for rescinding service contracts, which may be entered into by persons under 20 years of age without parental consent.

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

     Copyright Act and Computer Programs Protection Act, or Copyright Act

        The Copyright Act, which was amended on April 22, 2009, was established by combining the "Copyright Act" on the protection of general works and the "Computer Programs Protection Act" on the protection of computer program works in order to maintain the consistency of copyright protection policies and seek an efficient administration thereof. In addition, the Korea Copyright Commission was established by combining the existing Copyright Commission and the Korea Software Copyright Committee, thereby improving the protection of copyrights and the efficiency in its operation. The amended Copyright Act also includes essential elements of the Computer Programs Protection Act which was abolished on July 23, 2009 and, in connection with computer program works, restrictions on software copyrights, reverse analysis of computer programs, and the establishment of the exclusive right to issue computer programs as a special case apart from other kinds of works.

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

        The key content of the amendment to the Copyright Act on December 2, 2011 regarding online game development and services are as follows:

        (1)   In order to protect the rights of copyright holders in a digital environment, the amendment specifies that temporary storage falls under the scope of "copying" but allows temporary storage to be extent it is deemed necessary for smooth and efficient information processing; and

        (2)   An online service provider will be deemed not liable for copyright infringement: (i) if the online service provider has adopted and reasonably implemented a policy of terminating the account of a person who infringed copyrights or (ii) if the online service provider has accepted and not interfered with a right holder's use of standard technical measures for identifying and protecting copyrighted materials.

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

        On March 4, 2009, the MIHWAF issued a public notice announcing that "Web sites for trading items" are considered "harmful mass media" to minors based on the findings of Juvenile Protection Commission that such Web sites for trading online game items are likely to encourage gambling and speculation and negatively influence juveniles. In the public notice, the MIHWAF prohibited any person under the age of 19 from visiting Web sites for trading online game items, effective from March 19, 2009.

        A Web site for trading items is a Web site which offers the services of brokerage or agency for trading of tangible or intangible things gained from online games as prescribed in the Promotion Act. A Web site for trading items needs to specify on its Web site that access is not allowed for minors, and any person visiting such Web site is required to go through the adult certification process. Any Web site operator found to be operating such Web site in breach of the requirements under the public notice is subject to a maximum of 3 years of imprisonment or a maximum fine of Won 20 million. On June 3, 2009, Item Bay Co., Ltd., one of the leading Web sites in Korea for trading online game items, initiated an administrative proceeding against the MIHWAF seeking cancellation of the MIHWAF's public notice. Item Bay Co., Ltd. argued that "game items are purchased by users at their own discretion depending on their necessity, and remote from speculative activity. Therefore, Web sites for trading online game items do not fall under media harmful to minors."

        While we offer virtual in-game items for sale to our users on the game Web sites that we operate in Korea, we do not broker the trade of such game items or any other tangible or intangible acquisitions obtained by using online games among our users, and currently do not fall under the category of "Web site for trading items." In Korea, however, minors account for a significant percentage of online game users. As they are now prohibited from trading items on Web sites, including virtual in-game items, such prohibition may materially and adversely affect the online game industry in general, which may well have a material adverse effect on our business, financial condition and results of operation.

        The Juvenile Protection Act was partially amended on May 19, 2011 and went into effect on November 20, 2011. Under the amendment, online game providers may not provide online games to minors under the age of 16 late at night (specifically, from midnight until 6:00 a.m.) and any provider violating the provision is subject to imprisonment for no more than 2 years and a penalty not exceeding Won 10 million. As an exception, for internet games using apparatus that would not likely cause serious internet game addiction and are specified under the Presidential Decree, including smartphones, tablet PCs and consoles (except for console games that are not provided for free), the late-night restriction became effective as of May 20, 2013.

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

        In this regard, the MOGEF made an administrative announcement on "the proposed public notice on the scope of games subject to the late-night restriction for internet games." According to the public notice, the applicable games are internet games provided for profit in real time via information and communication networks that fall under the games defined in the Promotion Act. Examples based on (i) the type of apparatus include games played on PCs (including laptops) and (ii) the type of games includes online PC games, internet games and PC package games. In addition, the public notice states that the games to which the above restriction is not applicable are (i) games using apparatus that would not likely cause serious internet addiction, as mentioned above, (ii) games that do not collect or use personal information and are not provided for profit, (iii) test versions of the games that are not classified pursuant to Article 21(1)(iii) of the Promotion Act and (iv) games for game contests, exhibitions, education or public advertisements that are not classified pursuant to Articles 21(1)(i) to 21(1)(ii). The effective date of the public notice is from May 20, 2013 to May 19, 2015. Therefore, the late-night restriction still remains not applicable to internet games using apparatus that would not likely cause serious internet addiction, such as smartphones, tablet PCs and consoles (except for console games that are not provided for free).

        The Juvenile Protection Act was further amended on September 15, 2011 and went into effect on September 16, 2012. The key content of the amendment are as follows:

        (1)   The amendment expands the category of businesses which minors are prohibited from entering, or are prohibited from hiring minors, to include those business which provide "combined distributed games" and business places which provide Internet game facilities;

        (2)   The amendment requires protective measures equivalent to packaging;

        (3)   The amendment requires a person who intends to sell, rent, distribute or provide any media harmful to minors to check the ages and IDs of his or her counterparties;

        (4)   The amendment prescribes that if a person distributes any media harmful to minors through the information and communications network, the Minister of Gender Equality and Family may publicly post the identity of such person and the content of the violation; and

        (5)   The amendment requires parental consent when a minor under age 16 joins an Internet game as a member and requires the information on the minor's use of games to be reported to the guardians.

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

        The subsequent amendment of the Juvenile Protection Act dated March 22, 2013, (i) added a new provision, in response to increasing business operation of various new forms such as business providing facilities for both video products and games, to further expand the category of business which minors are prohibited from entering, or are prohibited from hiring minors, by including the business providing combined media materials, based on the general consensus that such business is harmful to minors (Article 2(5)); and (ii) in order to enhance the protection of juveniles from harmful media products, clarified the scope of persons under a duty to affix a mark indicating harmfulness to juveniles, which previously had been delegated to the promulgation by the Presidential Decree, by specifying them within the Juvenile Protection Act as persons who manufacture, import, duplicate or provide games (Article 13).

Japan

        Japan does not currently have any national government regulations targeted specifically at the online game or mobile game industry. Some regulations that are relevant to or that may affect the online game industry are described below.

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

     Regulations on sound upbringing of minors

        In Japan, Internet and game software content is generally regulated at the local, rather than the national, level. Many local governments have ordinances regarding the sound upbringing of minors, which empower competent authorities to designate game software as detrimental to the sound upbringing of minors and prohibit the sale or distribution to minors of such designated game software. In addition, the Computer Entertainment Rating Organization, or CERO, a nonprofit organization, offers rating services for home-use games, including online games. Game developers may request a rating for their game software from CERO, which will then review such software and assign one of the following five ratings: "suitable for users of all ages," "suitable for users 12 years old or older," "suitable for users 15 years old or older," "suitable for users 17 years old or older," and "suitable only for users 18 years old or older." Ratings are based on, among other factors, the degree of sex, violence and anti-social expression in the game software content. Once a rating is assigned, the relevant game software must prominently display such rating.

United States

     Game Ratings and Attempts to Regulate Access to Children

        Most video game software publishers comply with the standardized rating system established by the Entertainment Software Rating Board, or the ESRB, a non-profit, self-regulatory body established in 1994 by the Entertainment Software Association, or the ESA. The ESRB rates video games submitted by video game publishers; the ratings include both a symbol for age appropriateness (e.g., "E" for Everyone or "M" for Mature) and a content descriptor (e.g., "Blood and Gore" or "Intense Violence"). The ESRB specifically excludes any online interactions from the rating, as the ESRB is unable to review content, such as chat, text, audio and video generated by other users in an online environment.

        The ESRB has rated our games as follows: Requiem is rated "Mature," Ragnarok Online is rated "Teen," and R.O.S.E. Online and Dragon Saga are rated "Everyone 10+."

        By submitting a game to the ESRB and using an ESRB rating, a video game publisher must agree to adhere to advertising and packaging guidelines for the rated game, such as using appropriate advertising content and not targeting any advertisement for a game rated "Teen," "Mature" or "Adults only" to consumers for whom the product is not rated as appropriate. The Advertising Review Board has been granted the oversight and enforcement authority for compliance with the advertising guidelines. The ESRB ratings must be displayed on both the front and back of game packaging in compliance with the ESRB requirements. The ESRB may sanction game producers for failing to label their product properly. Although submitting a game to the ESRB is voluntary, many retailers will not sell games without an ESRB rating.

        The United States Federal Trade Commission, or the FTC, has also taken action with respect to improper ratings pursuant to its broad authority to prohibit fraudulent, deceptive, or unfair business practices. For example, in response to allegations that two videogame publishers failed to disclose hidden nudity and sexually-themed content to the ESRB during the ratings process, the FTC issued a consent order compelling the videogame publishers not to, expressly or implicitly, misrepresent the ratings or content descriptors of their video games and to maintain a system that ensures that all of the content in their video games is considered and reviewed in preparing submissions to the ESRB. The FTC has posted an online form on its Web site for the public to file complaints regarding video game ratings that do not accurately reflect of the content of the game, and has posted a primer for parents describing the ESRB ratings, parental controls, and other video game resources. The FTC issues periodic marketing reports to Congress and in 2009, the FTC reported that 20% of underage "undercover shoppers" were able to purchase "M" rated video games. An Undercover survey in 2010-11, however, showed a statistically significant improvement with only 13% of underage shoppers being able to purchase "M" rated games. That statistic remained at 13% in the 2012 undercover survey, which noted that it is more difficult for an underage consumer to buy an M-rated video game at retail than to see a violent film in the movie theater.

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

        For example, the State of Maryland has enacted a law that regulates the sale of video games with explicit sexual content to minors. The Maryland law has not been challenged in court, remains in force, and is supported by the ESA. Other States have enacted laws that require the posting of signs providing information about ESRB ratings. To date, laws that regulate the sale of video games based on content, when challenged, have been declared unconstitutional. Most prominently, the United States Supreme Court ruled in 2011 that a California law that imposed fines on retailers that sell certain violent video games to minors violated the First Amendment of the U.S. Constitution. The Court held that video games represent a form of protected expression under the First Amendment, and that California's statute, no matter how well intentioned, lacked adequate justification for the regulation of such speech. Yet, lawmakers may persist in attempting to pass regulation restricting the sale of violent video games to minors, particularly in the wake of several well-publicized incidents of mass violence. A bill proposed by Senator Rockefeller in 2013, the Violent Content Research Act, proposed the National Academy of Sciences study the relationship between real-world violence and virtual-world violence in video games in hopes that conclusive statistical and scientific data could support renewed call for legislation. President Obama also called upon the Center for Disease Control (CDC) and scientific agencies to conduct research on the causes and prevention of gun violence, including investigating the relationship between video games, media images, and violence, though Congress has not yet approved funding for the research.

        Irrespective of any laws or industry guidelines, U.S. retailers have become more reluctant to sell "M" rated video games to minors. Consumer advocacy groups have also opposed sales of interactive entertainment software containing graphic violence, profanity or sexually explicit material by engaging in public demonstrations and media campaigns.

     Online Collection of Information from Children

        The Children's Online Privacy Protection Act of 1998 ("COPPA") governs the online collection of personal information from children under 13. In 2012, the FTC revised its Rule implementing COPPA to, among other things, expand the definition of personal information. COPPA and its implementing regulation prohibit any Web site operator from collecting, maintaining or using personal information (including first and last name, home address, email address, telephone number, Social Security number, image or likeness, mobile device identifier or other persistent identifier which would permit the physical or online contacting of a specific individual) of children under 13 years of age, unless the Web site operator obtains verifiable parental consent.

        A Web site that knowingly collects information from children under 13 years old, or that in whole or in part is directed to children under 13 years old, must obtain verifiable parental consent before collecting personal information from any child. In 2012, the FTC clarified that this includes the passive collection of technological information, such as through cookies or mobile device IDs. Effectively, this means that websites or online services subject to COPPA must obtain verifiable parental consent before engaging in online advertising in many cases. The Web site operator must also post a clear online privacy policy that provides notice of what information is collected from children, how the information is used, and a list of third parties with whom the operator may share or sell the child's information; parents must be given the choice to determine whether the child's information can be shared with third parties, and must also be provided access to the child's information and the opportunity to delete any such information collected. Moreover, the operator must establish and maintain reasonable procedures to protect the confidentiality, security and integrity of any personal information collected from children under 13 years of age. The COPPA also prohibits conditioning a child's participation in a game on the child disclosing more personal information than is reasonably necessary to participate in such activity.

        The COPPA authorizes the FTC and the State Attorneys General to bring actions against Web site operators to enforce the statute.

        In 2011, the FTC released the results of a study showing that many mobile application providers do not clearly disclose the ways in which they collect and share children's information. The FTC suggests that the providers of mobile applications in the "kids app ecosystem" do more to disclose key information to parents about the types of information they collect from children, and the ways in which that information is shared with third parties.

     Protection of Personal Information

        Most States have some form of specific legislation regarding the protection of personal information collected, processed, maintained or used in electronic form, as well as specific notification procedures in the event that such information is accessed by unauthorized individuals. Under these laws, among other things, businesses are required to implement and maintain reasonable security measures designed to protect the computerized personal information of its customers or users from unauthorized access, disclosure or use. These measures may require the encryption of sensitive data, such as credit card numbers, social security numbers, bank security access codes, etc. In the event that a business suffers a security breach, these laws generally require the business to provide notice of such breach to each individual user affected by the breach, and in some circumstances, to the State Attorney General, the FTC, or other state or federal agencies. In addition, if such personal information is accessed by unauthorized individuals as a result of the business' failure to use reasonable measures to protect the information, the business may be liable to those customers for any misuse of such personal information and may be liable for statutory fines or penalties, as well as civil and even potential criminal prosecution by government authorities.

     Privacy Policy Requirements

        The FTC and many States require an operator of a Web site or online service that collects personal information from users to develop, maintain and post on its Web site a privacy policy that informs its customers and users of the categories of personal information that are collected by the operator, how that personal information is used and shared with third parties and how users may change or update such information and opt out of its collection and use. While most States have generally not imposed statutory fines or penalties on an operator for failing to comply with its privacy policy, an operator may be directly liable to its customer or users if it fails to comply with its posted privacy policy if such noncompliance harms the users. The FTC, however, has initiated numerous investigations and imposed significant civil penalties in several cases involving alleged failures by companies to comply with the representations made in their online privacy policies and/or adequately disclose the companies' actual practices in such policies. In 2011, for instance, Google entered into a settlement agreement with the FTC in which Google agreed to be subject to twenty years of privacy audits and to revise its privacy practices in response to FTC charges that Google used deceptive tactics and violated its own privacy policy when it launched its social network, Google Buzz, in 2010. The Google settlement comes amidst increasing pressure from the FTC on online service providers to conspicuously and accurately disclose their user data collection and disclosure practices. This is especially true in the mobile context, where new technologies have presented novel consumer privacy questions. Specifically, the collection and use of mobile geolocation and device identifier data have come under increased FTC scrutiny in the past year. Similarly, the California Attorney General has explicitly stated that mobile device applications must comply with the state privacy disclosure regulations and has initiated enforcement against mobile apps which failed to post a privacy policy.

        In February 2013, the FTC released a Staff Report on mobile privacy disclosures which recommends that mobile app developers post a privacy policy accessible through the app or the app store, provide just-in-time disclosures and obtain affirmative express consent when collecting sensitive information such as children's data. The FTC Report also encourages mobile app developers to consider participating in self-regulatory programs, trade associations and industry organizations which may provide guidance on short-form privacy disclosures. The FTC has increased its scrutiny of mobile platforms and mobile apps and brought several consent decrees against app developers in 2011, 2012, and 2013 relating to misleading privacy disclosures, the over-collection of data from a user's mobile device, and the collection of information from children under 13 in violation of COPPA.

        In 2013, the California Attorney General issued guidance for mobile app developers which recommends, among other things, that app developers use enhanced measures or special notices, to alert users to unexpected data use cases.

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

        Some commentators consider Section 230 of the CDA controversial and have called for it to be amended by Congress because a number of courts have interpreted it as granting broad tort immunity. One recent case rejected immunity by holding that claims involving a person's personal information is a violation of such persons' publicity rights, which the court held were intellectual property rights outside of the scope of immunity. Another court recently held that an interactive computer service was not immune from federal Fair Housing Act violations because the interactive computer service provided tools such as pull down menus that assisted the users in creating the content that violated the Fair Housing Act. State law proposals have sought to limit the protections offered by the CDA by introducing legislation to carve out protection in cases of violations of state criminal law or child prostitution. Thus far, no such law has been enacted or upheld.

        Congress or the courts could continue to narrow the application of Section 230 of the CDA, in which case online game service operators, such as the Company, could face increased potential liability for certain speech or conduct by the users on their online game service.

ITEM 4.C.    ORGANIZATIONAL STRUCTURE

        The following is our organizational structure as of March 31, 2014:

Note:

(1)
Gravity Middle East & Africa FZ-LLC went into liquidation proceedings in the United Arab Emirates in September 2008.

ITEM 4.D.    PROPERTY, PLANTS AND EQUIPMENT

        As of December 31, 2013, our property and equipment mainly consisted of (i) game engines, (ii) network servers, (iii) PCs and (iv) software purchased externally. As of December 31, 2013, the net book value of our property and equipment was Won 2,315 million (US$2,194 thousand). Because our main business is to develop and distribute online and mobile game services, we do not own any factories.

Korea

        Our principal executive and administrative offices are located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea. We currently occupy 105,670 square feet of office space, which we lease from Korea Software Industry Promotion Agency, pursuant to a lease that will expire on December 31, 2014 and which is renewable for one additional year. The annual lease payment amounts to Won 2,054 million (US$1,946 thousand). The offices of NeoCyon, our 96.11% owned subsidiary, are located at 14F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea. NeoCyon currently occupies 9,980 square feet of office space, subleased from us. The annual lease payment amounts to Won 194 million (US$184 thousand). We believe that the existing facilities of Gravity and NeoCyon are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

United States

        The offices of Gravity Interactive, our wholly-owned subsidiary in the United States, are located at 7001 Village Drive, Suite 150, Buena Park, California 90621. Gravity Interactive currently occupies 5,838 square feet of office space, leased from a third party. The annual lease payment amounts to US$119 thousand. We believe that the existing facilities of Gravity Interactive are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

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

ITEM 5.A.    OPERATING RESULTS

OVERVIEW

        We are a leading developer and distributor of online games in Japan and Thailand based on the number of peak concurrent users. Our headquarters is in Korea, and we are incorporated under the laws of Korea. Our revenues have been and continue to be driven primarily by our first game, Ragnarok Online, which was commercially launched in August 2002. Our future growth and profitability will be determined by our ability to enhance the features on our existing games and introduce new games with characters, features and functions that gain market acceptance and following.

        In 2013, our revenues decreased by 17.5% to Won 47,685 million (US$45,188 thousand) from Won 57,781 million in 2012. In 2012, our revenues increased by 0.5% to Won 57,781 million from Won 57,477 million in 2011. We recorded a net loss attributable to parent company of Won 18,588 million (US$17,614 thousand) in 2013 as compared to a net loss attributable to parent company of Won 12,224 million in 2012 and a net income attributable to parent company of Won 14,928 million in 2011. Our gross profit margin decreased to 25.8% in 2013 from 39.6% in 2012 and 57.8% in 2011. Our operating margin was negative 35.1% in 2013 due to an operating loss of Won 16,730 million (US$15,855 thousand) in 2013 as compared to a negative operating margin of 32.0% in 2012 and versus a positive operating margin of 5.5% in 2011. The decrease in revenues in 2013 was primarily due to: (i) decreased royalties and license fees from Ragnarok Online in Japan; (ii) decrease in revenues from Finding Neverland Online in Korea; and (iii) decreased revenues from Ragnarok Odyssey. The decrease in revenues in 2013 was partially offset by increased revenues from mobiles games and applications, revenues from Ragnarok Online II, which was launched in Singapore, Malaysia, the United States, Canada, Indonesia, Thailand and 53 other countries and markets during 2013, and revenues from Ragnarok Online in China where the game was relaunched in February 2013. Our cost of revenues for 2013 increased as compared to 2012 mainly due to increased commissions paid related to services provided to third parties. Our operating expenses for 2013 decreased as compared to 2012 mostly due to decreased impairment losses on intangible assets and goodwill, advertising expenses and R&D expenses. Our revenue trend will continue to be materially affected in the future by the popularity of online and mobile games introduced by our competitors.

        Our corporate income tax rate in 2013 was 22%.

Revenues

        We derive, and expect to continue to generate, most of our revenues from online game subscription revenue generated in the countries and markets where our games are offered by us, royalties and license fees paid by our licensees in our overseas markets, and mobile games and applications revenue. Our revenues can be classified into the following four categories:

  •
  online games—subscription revenue;

  •
  online games—royalties and license fees;

  •
  mobile games and applications; and

  •
  character merchandising, animation and other revenue.

     Online games—subscription revenue

        Subscription revenue consists of revenues from (i) micro-transactions, (ii) subscription fees from Internet cafés and (iii) premium services for individual PC users. Micro-transaction fees for consumable in-game items are deferred when such in-game items are purchased by users and recognized as revenue when the purchased in-game items are used in the games while those for permanent in-game items are recognized ratably as revenues over the estimated life cycle of such in-game items. Micro-transaction fees for in-game items with limited time period are deferred and recognized as revenue in proportion to the number of days lapsed. All online game subscription fees and premium service fees are prepaid. Prepaid subscription fees from Internet cafés are deferred and recognized as revenue on a monthly basis based on actual hours used. Prepaid premium service fees from individual PC users are deferred and recognized as revenue on a monthly basis in proportion to the number of days lapsed.

     Online games—royalties and license fees

        We license the right to market and distribute our games in various countries for a license fee and receive monthly royalties based on an agreed percentage of the licensees' revenues from our games. For a table setting forth details of each license agreement of our principal product, Ragnarok Online, see ITEM 4.B. "BUSINESS OVERVIEW—OUR MARKETS—Overseas markets."

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

        We also receive royalty revenues from our licensees based on an agreed percentage of each of the licensees' revenues from our games. Royalty revenues are recognized on a monthly basis after the licensee confirms its revenues based on the licensee's sales from our games during the month. Our licensees' sales consist of revenues from subscription fees and micro-transactions, except in Russia and CIS countries, France and 27 other countries in Europe, Indonesia and Brazil where our game services are only offered with the micro-transaction model. We generally are advised by each of our licensees as to the amount of royalties earned by us from such licensee within 15 to 25 days following the end of each month and we generally receive payments of the royalties within 20 to 30 days following the end of each month.

     Mobile games and applications revenue

        Mobile games and applications revenue consists of (i) revenues from micro-transactions and a proportion of the per-download fees that users pay in cases where we directly provide mobile games services to users, such as in Korea; (ii) license fees and guaranteed minimum royalty payments, and royalty revenues from our licensees to which we license the right to market and distribute our mobile games in overseas countries; (iii) contract prices, which are related to various development services and products provided by us to third parties, such as developing games embedded in mobile phones, mobile applications, and sound for mobile phones and appliances; (iv) revenues from mobile games operation service for third parties; and (v) intellectual property royalty revenues from third parties that develop and provide services for mobile games based on our original intellectual property.

        Micro-transaction fees are deferred when in-game items are purchased by users and recognized as revenue when the purchased in-game items are used in the game. Per-download fees are recognized on a monthly basis as they are earned. License fees are deferred and recognized ratably as revenue over the license period and guaranteed minimum royalty payments are deferred and recognized as the relevant royalty is earned. Royalty revenues are based on an agreed percentage of each of the licensees' revenues based on the licensee's sales from our mobile games and recognized on a monthly basis. Revenues of contract prices for certain mobile applications are recognized by measuring progress-to-completion under the percentage-of-completion method. If we do not have a sufficient basis to measure progress towards completion, revenues are recognized when we receive final acceptance from the customer that the services have been completed. Other contract prices are recognized when the products or services have been delivered or rendered and the customers can begin use in accordance with the contractual terms. Revenues from mobile games operation service are based on an agreed percentage of each of the licensors' revenues based on the licensor's sales from the mobile games we operate on their behalf and recognized on a monthly basis after the licensor confirms its revenues based on the licensor's sales from the relevant mobile games during the month. Intellectual property royalty revenues are recognized on a monthly basis.

        We generally are advised by each of our licensees or licensors as to the amount of royalty revenues, revenues from mobile games operation service and intellectual property royalty revenues earned by us from such licensee or licensor within 15 to 60 days following the end of each month and we generally receive payments of the royalties within 45 to 90 days following the end of each month.

     Character merchandising, animation and other revenue

        Character merchandising, animation and other revenue consist of revenues from sales of console games, game character merchandising, animation and other services, including sales of goods related to mobile phones and Web site development and operation services for third parties.

        Revenues from sales of console games are derived from a specified percentage of the publisher's sales after deductibles, including payments to the platform holder and others, and recognized on a quarterly basis as they are earned by the publisher. Royalty payments from game character merchandising are recognized on a quarterly basis as they are earned by the licensee. Contract prices for our services provided to third parties are recognized when the products or services have been delivered or rendered and the customers can begin their use in accordance with the contractual terms.

        The following table sets forth a breakdown of revenues by type of revenue and the percentage of total revenue for the periods indicated:

	Year Ended December 31,
Revenue Type	2011			2012			2013			2013(1)
	(In millions of Won and thousands of US$, except percentages)
Online games—subscription revenue	~~W~~	11,556	20.1%	~~W~~	10,150	17.6%	~~W~~	8,206	17.2%	US$	7,776
Online games—royalties and license fees		35,552	61.9		32,325	55.9		21,726	45.6		20,588
Mobile games and applications(2)		6,609	11.5		8,262	14.3		14,504	30.4		13,745
Character merchandising, animation and other revenue(2)		3,760	6.5		7,044	12.2		3,249	6.8		3,079

Total	~~W~~	57,477	100.0%	~~W~~	57,781	100.0%	~~W~~	47,685	100.0%	US$	45,188

Notes:

(1)
For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,055.25 to US$1.00, the noon buying rate in effect on December 31, 2013 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)
We reclassified certain revenue within Mobile games and applications revenue as Character merchandising, animation and other revenue in 2013 as this better represents the nature of the revenue. The same reclassification has been made to all prior periods to conform to the presentation of 2013. The reclassification has no effect on the Company's previously reported total net revenue and other line items on the consolidated financial statements.

Cost of revenues

        Our cost of revenues consists principally of the following:

  •
  operational expenses, server depreciation expenses, server maintenance costs and related personnel costs, outsourcing fees related to developing updates to games currently commercially offered and amortization of development-related costs as described in ITEM 5.A. "OPERATING RESULTS—CRITICAL ACCOUNTING POLICIES—Capitalized software development costs";

  •
  royalty payments to the third parties that are developers of some of the games we offer as a service distributor based on license agreements; and

  •
  royalty payments to Mr. Myoung-Jin Lee for the right to use the storyline and characters from his "Ragnarok" cartoon series used in our games and other products based on Ragnarok. We paid Mr. Lee an initial license fee of Won 40 million and are required to pay royalties based on 1.0% or 1.5% of adjusted revenues (net of value-added taxes and certain other expenses) or 2.5%, 5% or 10% of net income generated from the use of the Ragnarok brand, depending on the type of revenues received from the operation or licensing of Ragnarok Online.

        The cost of revenues from the payments to Mr. Myoung-Jin Lee was Won 284 million (US$269 thousand) for 2013 and Won 388 million for 2012. This agreement expires in January 2033.

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

Research and development expenses

        Research and development expenses consist primarily of payroll and other overhead expenses which are all expensed as incurred (i) until technological feasibility of an online game is reached or (ii) until commercial operation of a mobile game commences. Once technological feasibility of an online game is reached, these costs are capitalized and, once commercial operation commences, amortized as cost of revenues. See ITEM 5.A. "OPERATING RESULTS—CRITICAL ACCOUNTING POLICIES—Capitalized software development costs."

Foreign currency effects

        In 2013, 67.5% of our revenues were denominated in foreign currencies, primarily in U.S. dollar and Japanese Yen.

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

        Although we receive our monthly royalty revenues from our overseas licensees in foreign currencies, primarily in Japanese Yen and U.S. dollar, and other local currencies, such as NT dollar and Chinese Yuan in our other principal markets, substantially all of our costs are denominated in Won. We receive monthly royalty payments from our overseas licensees based on an agreed percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. We generally receive these royalty payments 20 to 30 days after the end of each month unless delayed due to extraordinary circumstances. Appreciation or depreciation of the Won against these foreign currencies during this period will result in foreign currency losses or gains and affect our net income.

        As of December 31, 2013, 2012 and 2011, we had no foreign currency forward contract outstanding. See ITEM 11. "QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK—Foreign currency risk."

Income tax expenses

        See ITEM 3.D. "RISK FACTORS—RISKS RELATING TO OUR BUSINESS—Adverse changes in the withholding tax rates in the countries from which we receive license fees and royalties could adversely affect our net income." and ITEM 5.A. "OPERATING RESULTS—CRITICAL ACCOUNTING POLICIES—Income taxes."

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

Revenue recognition

        We derive, and expect to continue to generate, most of our revenues from online game subscription revenue generated in the countries where our games are offered by us, royalties and license fees paid by our licensees in overseas markets, and mobile games and applications revenue. Our revenues can be classified into the following four categories: (i) online games—subscription revenue; (ii) online games—royalties and license fees; (iii) mobile games and applications; and (iv) character merchandising, animation and other revenue. For details, see ITEM 5.A. "OPERATING RESULTS—OVERVIEW—Revenues."

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

        Subsequent to June 2003, pursuant to agreements with various payment processing service providers, the providers are responsible for remitting to us the full subscription revenues generated in Korea after deducting their fixed service fees and charges of approximately 1.4% to 15%. In addition, we do not assume any collection risk since payment processing service providers now bear the risk of loss and delinquency.

Capitalized software development costs

        We account for capitalized software development costs in accordance with ASC 985, Costs of Software to be Sold, Leased, or Marketed. Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and treated as research and development expenses. Once the game has reached technological feasibility, all subsequent software development costs for that product are capitalized until it is available for general release to customers. Technological feasibility is evaluated on a product-by-product basis, but generally occurs once the online game has a proven ability to operate on a multiplayer level for a large number of users. After the game is available for general release to customers, the capitalized product development costs are amortized and expensed over the game's estimated useful life. We continually evaluate the reasonableness of the economic life of the capitalized software development costs based on the average life cycle of the games whenever each new game is commercially launched or acquired. Further, when the fair value of an intangible asset is measured by income to be derived from such intangible asset, we consider amortizing such intangible asset following a schedule of when the expected benefits will be consumed or otherwise used up. This expense is recorded as a component of cost of revenues.

        We evaluate the recoverability of capitalized software development costs on a product-by-product basis. Capitalized costs for those products whose further development or sale is terminated are expensed in the period at which cancellation of the development or sale of such products occurs. In addition, a charge to operating expenses is recorded when management's forecast for a particular game indicates that unamortized capitalized costs exceed the net realizable value of that asset.

        Significant management judgment is required to assess the timing of technological feasibility as well as the ongoing recoverability of capitalized costs.

Impairment of goodwill and other intangible assets

        Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. As of December 31, 2013, the carrying value of goodwill for each reporting unit, NeoCyon and Gravity Games, are Won 1,210 million (US$1,147 thousand) and nil, respectively.

        Goodwill is accounted for under ASC 350, Intangibles—Goodwill and Other, which requires that goodwill and indefinite-lived intangible assets are not amortized, but instead be tested at least annually for impairment, and more frequently if an event occurs or circumstances change which would more likely than not reduce the fair value of these assets below their carrying amount. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by our management. Specifically, qualitative factors are assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the relevant events and circumstances are assessed. If, after assessing the totality of events or circumstances, it is determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then a two-step process of the goodwill impairment test is not performed.

        If it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the first step of the two-step goodwill impairment test is performed. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized immediately in an amount equal to that excess. The goodwill impairment test is carried out at the reporting unit, which is either an operating division or a subdivision, for which stand-alone financial information is available to the management personnel of such division or subdivision for evaluating operating results.

        We performed our annual impairment test for goodwill at all of our reporting units using data as of December 31, 2013. In performing the valuations, we used cash flows, which reflected management's forecasts and discount rates which reflect the risks associated with the current market. Prior to performing the two-step impairment test for goodwill, we performed a qualitative assessment for the reporting units NeoCyon and Gravity Games.

        In 2013, we performed the annual impairment test for goodwill for NeoCyon and the fair value of the business reporting unit NeoCyon was determined to be greater than its book value. Therefore, we concluded not to recognize impairment loss for NeoCyon. In performing the annual impairment test for goodwill for Gravity Games, the fair value of the business reporting unit Gravity Games was determined to be lower than its book value. Therefore, during the fiscal year ended December 31, 2013, we recorded impairment losses of Won 2,653 million (US$2,514 thousand) in reporting unit of Gravity Games due to the overall decline in the fair value of the reporting unit and uncertainty in the future. The fair value of the reporting unit was estimated principally using the expected present value of the future cash flows.

        Product technology, presented as an acquired intangible asset in balance sheets, represents product technology related to Dragonica which was recognized as a result of a business combination with Gravity Games in 2010. As of December 31, 2013, the carrying value of product technology is nil.

        Product technology is accounted for under ASC 350, Intangibles—Goodwill and Other, which requires that intangible assets subject to amortization shall be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. An impairment loss shall be recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. The carrying value is considered unrecoverable if it exceeds the sum of the undiscounted cash flows anticipated from the use and eventual disposition of the asset. Impairment loss is measured as the amount by which the carrying value of an asset exceeds its fair value.

        As a significant decrease in revenue of Dragonica was noted in 2013, which was a trigger event for long-lived assets impairment analysis as of December 31, 2013, we performed an impairment test on Dragonica. As the carrying amount of Dragonica exceeded the sum of the estimated undiscounted future cash flows from the use, we recognized an impairment loss of Won 1,424 million (US$1,349 thousand) for Dragonica.

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

        Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities, and the extent to which deferred tax assets can be realized. A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the business operates and the overall future industry outlook.

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

        Based on the assessments that we have conducted during 2012 and 2013, which took into account our projected future taxable income, we concluded that it was more likely than not that portions of the deferred tax assets of Gravity and all of the deferred tax assets of NeoCyon as of December 31, 2012 and 2013, which mainly consist of tax credits in Korea, would be realized.

        Deferred income taxes as of December 31, 2013 were calculated based on the rate of 22% for fiscal year 2013 and thereafter for the amounts expected to be realized during the relevant fiscal year.

Recent accounting pronouncements

        In December 2011 and January 2013, the Financial Accounting Standards Board, or FASB issued FASB Accounting Standards Update, or ASU, No. 2011-11, Disclosures about Offsetting Assets and Liabilities, and ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, respectively, which create new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards, or IFRS. The adoptions of ASU 2011-11 and 2013-01 did not have a material impact on the Company's consolidated financial statements.

        In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment as an update to the authoritative guidance related to testing indefinite-lived intangible assets for impairment. This update gives an entity the option to first consider certain qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. This update is effective for the indefinite-lived intangible asset impairment test performed for fiscal years beginning after September 15, 2012 with early adoption permitted. The Company has early adopted this ASU and the adoption had no material impact on the Company's consolidated financial statements.

        In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income to require new disclosures about reclassifications from accumulated other comprehensive income to net income. These disclosures may be presented on the face of the statements or in the notes to the consolidated financial statements. The standards update is effective for fiscal years beginning after December 15, 2012 with early adoption permitted. The Company adopted the provisions of ASU 2013-02 in the year ended December 31, 2013 and has presented its requirements in the consolidated statements of comprehensive income (loss).

        In March 2013, the FASB issued ASU 2013-05, Foreign Currency Matters, to clarify the accounting for the release of a cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

        In July 2013, the FASB issued ASU 2013-11, Income Taxes, which requires the presentation of certain unrecognized tax benefits as reductions to deferred tax assets rather than as liabilities in the Consolidated Balance Sheets when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The new standard requires adoption on a prospective basis in the first quarter of 2015; however, early adoption is permitted. The Company adopted the provisions of ASU 2013-02 in the year ended December 31, 2013, and has presented its requirements in the consolidated statements of comprehensive income (loss).

RESULTS OF OPERATIONS: 2013 COMPARED TO 2012

        The following table summarizes our results of operations for the periods indicated:

	Year Ended December 31,
	2012		2013		2013(1)		% Change
	(In millions of Won and thousands of US$, except percentages)
Revenues(2):
Online games—subscription revenue	~~W~~	10,150	~~W~~	8,206	US$	7,776	(19.2)%
Online games—royalties and license fees		32,325		21,726		20,588	(32.8)
Mobile games and applications(3)		8,262		14,504		13,745	75.6
Character merchandising, animation and other revenue(3)		7,044		3,249		3,079	(53.9)

Total net revenue		57,781		47,685		45,188	(17.5)
Cost of revenue		34,906		35,399		33,545	1.4

Gross profit		22,875		12,286		11,643	(46.3)
Gross profit margin(4)		39.6%		25.8%		25.8%
Operating expenses:
Selling, general and administrative expenses		20,310		17,063		16,171	(16.0)
Research and development		7,018		6,131		5,810	(12.6)
Impairment loss on intangible assets		14,569		5,822		5,517	(60.0)
Gain on disposal of equity method investments		(528)		—		—	N/M

Total operating expenses		41,369		29,016		27,498	(29.9)
Operating loss		(18,494)		(16,730)		(15,855)	(9.5)
Operating profit margin(5)		(32.0)%		(35.1)%		(35.1)%
Other income (expenses):
Interest income		1,763		1,334		1,265	(24.3)
Interest expense		(55)		(41)		(39)	(25.5)
Foreign currency loss, net		(902)		(413)		(391)	(54.2)
Others, net		65		1,225		1,161	1,784.6

Total net other income		871		2,105		1,996	141.7
Loss before income tax expenses and equity loss on investments		(17,623)		(14,625)		(13,859)	(17.0)
Income tax expenses		2,584		5,108		4,840	97.7
Loss before equity loss on investments		(20,207)		(19,733)		(18,699)	(2.3)
Equity loss on investments, net(6)		(333)		(18)		(18)	(94.6)

Net loss		(20,540)		(19,751)		(18,717)	(3.8)
Net loss attributable to:
Non-controlling interest(7)		(8,316)		(1,163)		(1,103)	(86.0)

Parent company	~~W~~	(12,224)	~~W~~	(18,588)	US$	(17,614)	52.1

Other comprehensive loss
Foreign currency translation adjustment		(41)		(1,327)		(1,258)	3,136.6
Comprehensive loss		(20,581)		(21,078)		(19,975)	2.4

Comprehensive loss attributable to:
Non-controlling interest(7)		(8,316)		(1,163)		(1,103)	(86.0)
Parent company	~~W~~	(12,265)	~~W~~	(19,915)	US$	(18,872)	62.4%

N/M = not meaningful

Notes:

(1)
For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,055.25 to US$1.00, the noon buying rate in effect on December 31, 2013 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)
The accompanying 2013 consolidated statement of operations includes certain out-of-period adjustments primarily related to the understatement of revenues for in-game items of Won 981 million that were not properly deferred in fiscal year 2012. Management believes the impact of these items, both individually and in the aggregate, to the year ended December 31, 2013 and to prior years presented are not material.

(3)
We reclassified certain revenue within Mobile games and applications revenue as Character merchandising, animation and other revenue in 2013 as this better represents the nature of the revenue. The same reclassification has been made to all prior periods to conform to the presentation of 2013. The reclassification has no effect on the Company's previously reported total net revenue and other line items on the consolidated financial statements.

(4)
Gross profit margin for each period is calculated by dividing gross profit by total net revenue for each period.

(5)
Operating profit margin for each period is calculated by dividing operating loss by total net revenue for each period.

(6)
Represents the losses from our 25% equity interest in Gravity EU SAS, our 25% equity investment in Ingamba and our 16.39% equity investment in Online Game Revolution Fund No. 1 in 2012. Represents the loss from our 16.39% equity investment in Online Game Revolution Fund No. 1 in 2013. These investments were accounted for using the equity method of accounting.

(7)
Represents the non-controlling interest in NeoCyon, a 96.11%-held subsidiary acquired in December 2005, and Gravity Games, a subsidiary acquired in October 2010, in which our initial ownership was 50.83% and which increased to 85.5% in August 2013.

Revenues

        Our total revenues decreased by 17.5% to Won 47,685 million (US$45,188 thousand) in 2013 from Won 57,781 million in 2012, primarily due to:

  •
  a 32.8% decrease in royalties and license fees to Won 21,726 million (US$20,588 thousand) in 2013 from Won 32,325 million in 2012, which was due mainly to decreased revenues from Ragnarok Online in Japan resulting from increasing competition and as a result of the relative maturity of such game, and the strengthening of the Korean Won by approximately 19.7% against the Japanese Yen from 2012 to 2013, though such decrease was partially offset by revenues from Ragnarok Online in China where the game was relaunched in February 2013 and revenues from Ragnarok Online II in Singapore, Malaysia, Indonesia and Thailand where the game was commercially released during 2013;

  •
  a 53.9% decrease in character merchandising, animation and other revenue to Won 3,249 million (US$3,079 thousand) in 2013 from Won 7,044 million in 2012, which resulted primarily from decrease in revenues from Ragnarok Odyssey and revenues from sales of goods related to mobile phones in 2012, which did not occur in 2013; and

  •
  a 19.2% decrease in subscription revenue to Won 8,206 million (US$7,776 thousand) in 2013 from Won 10,150 million in 2012, resulting primarily from decreased revenues from Finding Neverland Online, which we ceased offering in Korea in July 2013 though such decrease was partially offset by revenues from Ragnarok Online II in the United States, Canada and 53 other countries and markets resulting from the game's commercial launch in such countries and markets commencing in May 2013.

        Such decreases were offset by:

  •
  a 75.6% increase in mobile games and applications revenue to Won 14,504 million (US$13,745 thousand) in 2013 from Won 8,262 million in 2012, which was mainly driven by revenues from NeoCyon's mobile games operation service for a third party and revenues from Ragnarok Online—Uprising: Valkyrie.

Cost of revenues

        Our cost of revenues increased by 1.4% to Won 35,399 million (US$33,545 thousand) in 2013 from Won 34,906 million in 2012, primarily due to:

  •
  a 42.4% increase in commissions paid to Won 8,298 million (US$7,864 thousand) in 2013 from Won 5,829 million in 2012 mostly related to our services provided to third parties and for digital storefronts where our mobile games are offered; and

  •
  a 5.5% increase in salaries to Won 12,600 million (US$11,940 thousand) in 2013 from Won 11,939 million in 2012 primarily resulting from increases in salaries resulting from the commercial launch of some of our mobile games and increased number of mobile game developers of NeoCyon.

        Such increases in cost of revenues were substantially offset by a 42.1% decrease in outsourcing fees to Won 2,095 million (US$1,985 thousand) in 2013 from Won 3,620 million in 2012, which is mostly related to the development of Ragnarok Online, Ragnarok Online II and mobile games, and cost of goods sold associated with sales of goods related to mobile phones in 2012, which did not occur in 2013.

Gross profit and gross profit margin

        As a result of the foregoing, our gross profit decreased by 46.3% to Won 12,286 million (US$11,643 thousand) in 2013 from Won 22,875 million in 2012. Our gross profit margin decreased to 25.8% in 2013 from 39.6% in 2012.

Operating expenses

        Selling, general and administrative expenses.    Our selling, general and administrative expenses decreased by 16.0% to Won 17,063 million (US$16,171 thousand) in 2013 from Won 20,310 million in 2012, primarily due to:

  •
  a 37.8% decrease in advertising expenses to Won 2,852 million (US$2,703 thousand) in 2013 from Won 4,585 million in 2012 primarily due to marketing expenses for open beta testing and commercial launch of Finding Neverland Online and Ragnarok Online II in 2012, which did not occur in 2013, and for decreased marketing expenses for Ragnarok Online; and

  •
  a 7.7% decrease in salaries to Won 6,896 million (US$6,535 thousand) in 2013 from Won 7,470 million in 2012 mostly attributable to a decrease in salaries for the headquarters mostly as a result of a decrease in the number of employees.

        Research and development expenses.    Our research and development expenses decreased by 12.6% to Won 6,131 million (US$5,810 thousand) in 2013 from Won 7,018 million in 2012 mainly due to decreases in development expenses for East Road resulting from the discontinuation of its development in 2013. The decrease was partially offset by development expenses for Ragnarok Odyssey Ace for the PS Vita platform and increased development expenses for mobile games in 2013.

        Impairment loss on intangible assets.    We had Won 5,822 million (US$5,517 thousand) in impairment losses on intangible assets in 2013, which mostly consisted of impairment losses for goodwill of Gravity games, intangible assets of Dragonica, and capitalized research and development cost of Requiem Returns W, Ragnarok Odyssey Ace for the PlayStation Vita Platform, Steal Fighter, Game Station, which is a mobile game service platform, Maestia and Ragnarok Online Guild Masters.

Operating loss and operating profit margin

        As a result of the cumulative effects of the reasons stated above, we recorded an operating loss of Won 16,730 million (US$15,855 thousand) in 2013, compared to an operating loss of Won 18,494 million in 2012, and our operating profit margin was negative 35.1% in 2013.

Net other income

        Our net other income increased 141.7% to Won 2,105 million (US$1,996 thousand) in 2013 from Won 871 million in 2012 primarily due to other income related to the liquidation of Online Game Revolution Fund No. 1 in 2013, which is mostly attributable to realization of related accumulated other comprehensive income balance.

Income tax expenses

        We recorded an income tax expense of Won 5,108 million (US$4,840 thousand) in 2013, compared to an income tax expense of Won 2,584 million in 2012, mostly due to the partial release of deferred tax assets of Gravity. In 2013, we recognized Won 2,642 million (US$2,504 thousand) or 13% of the deferred tax assets from tax credit carry forwards, Won 1,488 million (US$1,410 thousand) of net deferred tax assets from the other temporary differences, and Won 1,980 million (US$1,876 thousand) of net deferred tax assets from net operating loss carry forwards. In 2012, we recognized Won 7,214 million or 34% of the deferred tax assets from tax credit carry forwards and Won 2,362 million of net deferred tax assets from the other temporary differences.

Equity loss on investments

        In 2012, equity loss on investments represents the losses from the equity loss of Gravity EU SAS and Ingamba, and the loss incurred from a 16.39% partnership interest in Online Game Revolution Fund No. 1. The investments in Gravity EU SAS and Ingamba, in each of which our ownership is or was 25%, are accounted for as equity method investments. The Company could not significantly influence the operation and financial policies of Online Game Revolution Fund No. 1 under the partnership agreement; however, we accounted for the investment under the equity method of accounting in accordance with ASC 323, Investment—Equity Method and Joint Ventures, which requires the use of equity method unless the investors' interest "is so minor that the limited partner may have virtually no influence over partnership operating and financial policies." We recorded Won 257 million, Won 25 million and Won 51 million as equity loss of Gravity EU SAS, Ingamba and the partnership of Online Game Revolution Fund No.1 in 2012, respectively. In May 2012, we sold our 25% equity interest in Ingamba to Stylonos Technologies Ltd., which resulted in Ingamba ceasing to be our affiliated company.

        In 2013, equity loss on investments represents the loss incurred from a 16.39% partnership interest in Online Game Revolution Fund No. 1. We recorded Won 18 million (US$ 18 thousand) as equity loss of the partnership of Online Game Revolution Fund No.1 in 2013. On December 31, 2010, the term of the partnership of Online Game Revolution Fund No. 1 expired and its liquidation was completed in June 2013, which resulted in Online Game Revolution Fund No.1 ceasing to be our equity method investee.

Non-controlling interest

        Non-controlling interest represents the net loss from NeoCyon, our 96.11%-held subsidiary and Gravity Games, our 85.5%-held subsidiary, attributable to third-party minority interest holders. We acquired 96.11% of the voting equity of NeoCyon in 2005. We acquired 50.83% of the voting equity of Gravity Games in 2010 and increased our ownership in Gravity Games to 85.5% in August 2013.

Net loss attributable to parent company

        As a result of foregoing, we recorded a net loss attributable to parent company of Won 18,588 million (US$17,614 thousand) in 2013 compared to a net loss attributable to parent company of Won 12,224 million in 2012.

RESULTS OF OPERATIONS: 2012 COMPARED TO 2011

        The following table summarizes our results of operations for the periods indicated:

	Year Ended December 31,
	2011		2012		% Change
	(In millions of Won, except percentages)
Revenues:
Online games—subscription revenue	~~W~~	11,556	~~W~~	10,150	(12.2)%
Online games—royalties and license fees		35,552		32,325	(9.1)
Mobile games and applications(1)		6,609		8,262	25.0
Character merchandising, animation and other revenue(1)		3,760		7,044	87.3

Total net revenue		57,477		57,781	0.5
Cost of revenue		24,243		34,906	44.0

Gross profit		33,234		22,875	(31.2)
Gross profit margin(2)		57.8%		39.6%
Operating expenses:
Selling, general and administrative expenses		22,759		20,310	(10.8)
Research and development		4,136		7,018	69.7
Impairment loss on intangible assets		3,697		14,569	294.1
Gain on disposal of equity method investments		—		(528)	N/M
Gain on loss of control in a subsidiary		(548)		—	N/M
Settlement cost of litigation		29		—	N/M

Total operating expenses		30,073		41,369	37.6
Operating income (loss)		3,161		(18,494)	N/M
Operating profit margin(3)		5.5%		(32.0)%
Other income (expenses):
Interest income		1,844		1,763	(4.4)
Interest expense		(58)		(55)	(5.2)
Foreign currency income (loss), net		180		(902)	N/M
Others, net		(90)		65	N/M

Total net other income		1,876		871	(53.6)
Income (loss) before income tax expenses (benefit) and equity loss on investments		5,037		(17,623)	N/M
Income tax expenses (benefit)		(7,962)		2,584	N/M

Income (loss) before equity loss on investments		12,999		(20,207)	N/M
Equity loss on investments, net(4)		(242)		(333)	37.6

Net income (loss)		12,757		(20,540)	N/M
Net income (loss) attributable to:
Non-controlling interest(5)		(2,171)		(8,316)	283.0

Parent company	~~W~~	14,928	~~W~~	(12,224)	N/M

Other comprehensive loss
Foreign currency translation adjustment		(510)		(41)	(92.0)
Comprehensive income (loss)		12,247		(20,581)	N/M

Comprehensive income (loss) attributable to:
Non-controlling interest(5)		(2,171)		(8,316)	283.0

Parent company	~~W~~	14,418	~~W~~	(12,265)	N/M %

N/M = not meaningful

Notes:

(1)
We reclassified certain revenue within Mobile games and applications revenue as Character merchandising, animation and other revenue in 2013 as this better represents the nature of the revenue. The same reclassification has been made to all prior periods to conform to the presentation of 2013. The reclassification has no effect on the Company's previously reported total net revenue and other line items on the consolidated financial statements.

(2)
Gross profit margin for each period is calculated by dividing gross profit by total net revenue for each period.

(3)
Operating profit margin for each period is calculated by dividing operating income (loss) by total net revenue for each period.

(4)
Represents the losses from our 25% equity interest in Gravity EU SAS, our 25% equity investment in Ingamba and our 16.39% equity investment in Online Game Revolution Fund No. 1. These investments were accounted for using the equity method of accounting.

(5)
Represents the non-controlling interest in NeoCyon, a 96.11%-held subsidiary acquired in December 2005, and Gravity Games, formerly Barunson Interactive, a 50.83%-held subsidiary acquired in October 2010.

Revenues

        Our total revenues increased by 0.5% to Won 57,781 million in 2012 from Won 57,477 million in 2011, primarily due to:

  •
  a 87.3% increase in character merchandising, animation and other revenue to Won 7,044 million in 2012 from Won 3,760 million in 2011, which resulted primarily from the revenues from Ragnarok Odyssey, which was commercially released in Japan, Korea, China, the United States, Canada and Europe during 2012, and sales of goods related to mobile phones; and

  •
  a 25.0% increase in mobile games and applications revenue to Won 8,262 million in 2012 from Won 6,609 million in 2011, which was mainly driven by revenues from Ragnarok Online—Uprising: Valkyrie released in Korea in May 2012 and Taiwan in November 2012.

        Such increase was offset by:

  •
  a 9.1% decrease in royalties and license fees to Won 32,325 million in 2012 from Won 35,552 million, which was due mainly to the decline in revenues from royalties and license fees attributable to Ragnarok Online resulting from increasing competition and as a result of the relative maturity of such game in our principal overseas markets; and

  •
  a 12.2% decrease in subscription revenue to Won 10,150 million in 2012 from Won 11,556 million in 2011, resulting primarily from decreased revenue from Ragnarok Online in Korea and overall decline in revenue in the United States and Canada due mostly to the fact that Ragnarok Online has reached maturity in such markets though such decrease was substantially offset by the subscription revenues from Finding Neverland Online, which was commercially launched in Korea in January 2012.

Cost of revenues

        Our cost of revenues increased by 44.0% to Won 34,906 million in 2012 from Won 24,243 million in 2011, primarily due to:

  •
  a 149.1% increase in amortization on intangible assets to Won 6,452 million in 2012 from Won 2,590 million in 2011 primarily resulting from amortization on capitalized development cost of Ragnarok Online II due to the commercial launch of the game in March 2012 as capitalized product development costs of a game are amortized and expensed after its commercial launch;

  •
  a 61.4% increase in commissions paid to Won 5,829 million in 2012 from Won 3,612 million in 2011 mainly due to royalty payments related to the commercial launch of Ragnarok Online—Uprising: Valkyrie and Finding Neverland Online in May 2012 and January 2012, respectively; and

  •
  a 86.9% increase in outsourcing fee to Won 3,620 million in 2012 from Won 1,937 million in 2011, which is mostly related to development of Ragnarok Online, Ragnarok Online II and mobile games.

Gross profit and gross profit margin

        As a result of the foregoing, our gross profit decreased by 31.2% to Won 22,875 million in 2012 from Won 33,234 million in 2011. Our gross profit margin decreased to 39.6% in 2012 from 57.8% in 2011.

Operating expenses

        Selling, general and administrative expenses.    Our selling, general and administrative expenses decreased by 10.8% to Won 20,310 million in 2012 from Won 22,759 million in 2011, primarily due to:

  •
  a 13.5% decrease in salaries to Won 7,470 million in 2012 from Won 8,634 million in 2011 primarily as a result of a decrease in the number of employees; and

  •
  a 18.3% decrease in professional service fees and commissions paid to Won 3,619 million in 2012 from Won 4,429 million in 2011 primarily resulting from fees and expenses incurred in connection with advisory service for tax and legal consulting services in 2011, and a certain portion of the license fees for Weapons of the Gods we paid being treated as expenses due to the low likelihood of commercial service of the game in 2011, which did not occur in 2012.

        Such decreases in selling, general and administrative expenses were partially offset by a 46.9% increase in advertising expenses to Won 4,585 million in 2012 from Won 3,121 million in 2011, which mainly consist of marketing expenses for open beta testing and commercial launch of Finding Neverland Online and Ragnarok Online II.

        Research and development expenses.    Our research and development expenses increased by 69.7% to Won 7,018 million in 2012 from Won 4,136 million in 2011 due mainly to the increase in development expenses for mobile games.

        Impairment loss on intangible assets.    We had Won 14,569 million in impairment losses on intangible assets in 2012 for capitalized research and development costs of Finding Neverland Online and intangible assets of East Road, Dragonica and Jeweled Planet, and goodwill of Gravity Games.

        Gain on disposal of equity method investments.    We had a Won 528 million gain on disposal of equity method investments in 2012 as we sold our 25% equity interest in Ingamba in May 2012.

Operating income (loss) and operating profit margin

        As a result of the cumulative effects of the reasons stated above, we recorded an operating loss of Won 18,494 million in 2012, compared to an operating income of Won 3,161 million in 2011, and our operating profit margin was negative 32.0% in 2012.

Net other income

        Our net other income decreased 53.6% to Won 871 million in 2012 from Won 1,876 million in 2011 primarily due to decreased foreign currency income resulting from the appreciation of the Korean Won against the Japanese Yen and the U.S. dollar during 2012.

Income tax expenses (benefit)

        We recorded an income tax expense of Won 2,584 million in 2012, compared to an income tax benefit of Won 7,962 million in 2011, mostly due to the partial release of deferred tax assets of Gravity. Up to 2010, we had recognized full valuation allowance for the deferred tax assets of Gravity. However, in 2012, we recognized Won 7,214 million or 34% of the deferred tax assets from tax credit carry forwards and Won 2,362 million of net deferred tax assets from the other temporary differences, and in 2011, we recognized Won 7,937 million or 42% of the deferred tax assets from tax credit carry forwards and Won 2,182 million of net deferred tax assets from the other temporary differences.

Equity loss on investments

        In 2011 and 2012, equity loss on investments represents the losses from the equity loss of Gravity EU SAS and Ingamba, and the loss incurred from a 16.39% partnership interest in Online Game Revolution Fund No. 1. The investments in Gravity EU SAS and Ingamba, in each of which our ownership is or was 25%, are accounted for as equity method investments. The Company could not significantly influence the operation and financial policies of Online Game Revolution Fund No. 1 under the partnership agreement; however, we accounted for the investment under the equity method of accounting in accordance with ASC 323, Investment—Equity Method and Joint Ventures, which requires the use of equity method unless the investors' interest "is so minor that the limited partner may have virtually no influence over partnership operating and financial policies." We recorded Won 70 million and Won 257 million as equity loss of Gravity EU SAS in 2011 and 2012, respectively, Won 134 million and Won 25 million as equity loss of Ingamba in 2011 and 2012, respectively, and Won 38 million and Won 51 million as equity loss of the partnership of Online Game Revolution Fund No. 1 in 2011 and 2012, respectively.

        On December 31, 2010, the term of the partnership of Online Game Revolution Fund No. 1 expired and it was under liquidation during 2011 and 2012. The liquidation was completed in June 2013. In May 2012, we sold our 25% equity interest in Ingamba to Stylonos Technologies Ltd., which resulted in Ingamba ceasing to be our affiliated company.

Non-controlling interest

        Non-controlling interest represents the net income from NeoCyon, our 96.11%-held subsidiary, and the net loss from Gravity Games, our 50.83%-held subsidiary, attributable to third-party minority interest holders. We acquired 96.11% and 50.83% of the voting equity of NeoCyon and Gravity Games in 2005 and 2010, respectively.

Net income (loss) attributable to parent company

        As a result of foregoing, we recorded a net loss attributable to parent company of Won 12,224 million in 2012 compared to a net income attributable to parent company of Won 14,928 million in 2011.

ITEM 5.B.    LIQUIDITY AND CAPITAL RESOURCES

Liquidity

        The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011		2012		2013		2013(1)
	(In millions of Won and thousands of US$)
Cash and cash equivalents at beginning of period	~~W~~	44,122	~~W~~	42,430	~~W~~	36,455	US$	34,547

Net cash provided by (used in) operating activities		1,179		(726)		(3,244)		(3,072)
Net cash used in investing activities		(2,793)		(5,192)		(1,234)		(1,171)
Net cash provided by (used in) financing activities		(168)		125		(619)		(586)
Effect of exchange rate changes on cash and cash equivalents		90		(182)		(136)		(130)

Net decrease in cash and cash equivalents		(1,692)		(5,975)		(5,233)		(4,959)

Cash and cash equivalents at end of period	~~W~~	42,430	~~W~~	36,455	~~W~~	31,222	US$	29,588

Note:

(1)
For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,055.25 to US$1.00, the noon buying rate in effect on December 31, 2013 as certified by the Federal Reserve Bank of New York for customs purposes.

        Prior to the commercial launch of Ragnarok Online in August 2002, our principal sources of liquidity were cash from equity financing and incurrence of debt. Following the commercial launch of Ragnarok Online, our principal sources of liquidity have been cash flows from our operating activities and the proceeds from our initial public offering of ADSs in February 2005. As of December 31, 2013, we had approximately Won 31,222 million (US$29,588 thousand) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and time deposits with a maturity of three months or less at the time of purchase. Net cash used in investing activities has consisted primarily of investments in acquisition of interests in companies which develop online games or which provide related products and services. Our net property and equipment decreased from Won 3,524 million as of December 31, 2012 to Won 2,315 million (US$2,194 thousand) as of December 31, 2013 mainly due to the depreciation of property and equipment totaling Won 1,852 million (US$1,755 thousand). This decrease is partially offset by purchase of property and equipment amounting to Won 620 million (US$588 thousand).

        Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We deposit our cash in demand deposits, short-term financial instruments, which primarily consist of time deposits with maturity of one year or less, and money market funds with a rolling maturity of 90 days or less. Our short-term financial instruments increased from Won 15,000 million as of December 31, 2011 to Won 17,500 million as of December 31, 2012 and increased to Won 18,000 million (US$17,058 thousand) as of December 31, 2013. The increases in our short-term financial instruments in 2012 and 2013 resulted from the conversion of cash and cash equivalents into short-term financial instruments.

        The Company generates cash primarily through royalties and license fees, and subscription revenues from our online games as well as revenues from mobile games and applications in various countries as described in ITEM 5.A. "OPERATING RESULTS—OVERVIEW—Revenues." The level of popularity of our games in the marketplace is a key factor in how much cash we can generate. Most of our cash disbursements relate to internal costs such as salaries and other overhead costs for game servicing, other selling, general and administrative activities, and R&D activities.

        Cash flows from operating activities.    The decrease in net cash provided by our operating activities in 2013 as compared to 2012 was primarily the result of increased loss from actual operating activities, which excludes expenses not involving actual cash outflow. The decrease in net cash provided by our operating activities in 2012 as compared to 2011 was primarily the result of a net loss in 2012 compared to net income in 2011. The effect of the decrease in cash provided by our operating expenses in 2012 was mitigated by the fact that the net loss in 2012 mostly resulted from impairment losses on intangible assets of Won 14,569 million and depreciation and amortization of Won 8,339 million, both of which did not involve actual cash outflow.

        Cash flows from investing activities.    The decrease in net cash used in investing activities in 2013 as compared to 2012 reflected Won 946 million (US$897 thousand) of increase in capitalized software development costs and Won 500 million (US$474 thousand) of increase in short-term financial instruments. Net cash used in investing activities in 2012 increased as compared to 2011 because there was no disposal of available-for-sale investments in 2012, while there was a disposal of available-for-sale investments which resulted in a cash inflow of Won 5,021 million in 2011.

        Cash flows from financing activities.    The increase in net cash used in our financing activities in 2013, as compared to 2012, reflected repayments of borrowings of Won 619 million (US$586 thousand). The increase in net cash provided by our financing activities in 2012 as compared to 2011 reflected proceeds from borrowings of Won 353 million, which was offset by repayment of borrowings of Won 228 million.

Capital resources

        As our overseas operations are conducted primarily through our subsidiaries and our overseas licensees, our ability to finance our operations and any debt that we or our subsidiaries may incur depends, in part, on the payment of royalties and other fees by our overseas licensees and, to a lesser extent, the flow of dividends from our subsidiaries.

        As of December 31, 2013, our primary source of liquidity was Won 31,222 million (US$29,588 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities will be sufficient to meet our capital needs through at least the first quarter of 2015. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations.

        We expect to have capital expenditure requirements for the ongoing expansion into other markets, including expenditures for expanding and upgrading our existing server equipment continuously, for developing new games internally, for acquiring and publishing third party games, or for investing in enhancing our technological, marketing, distributing and servicing capabilities. We believe that our internal cash flow from operations, together with our proceeds from our initial public offering in February 2005 will be sufficient to satisfy our working capital requirements through at least the first quarter of 2015, including our new game development expenditures.

ITEM 5.C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        To remain competitive, we have continued to focus on our research and development efforts. Our research and development efforts and plans consist of the following:

  •
  Strategy and planning—overall game design and review of technical feasibility, market feasibility and the game development process;

  •
  Graphics—designing game characters and game environments, with the objective of optimizing the overall gaming experience;

  •
  Server programming—server design and development, handling interconnections, validation, security, character data and game process coordination and facilitating online communication among players; and

  •
  Client programming—enhancing the visual and sound experience and movement simulation of game characters.

        Our research and development expenditures were Won 4,136 million, Won 7,018 million and Won 6,131 million (US$5,810 thousand) in 2011, 2012 and 2013, respectively. Our research and development expenses decreased in 2013 mainly due to decreases in development expenses for East Road resulting from the discontinuation of its development in 2013. Our research and development expenses increased in 2012 due to the increase in development expenses for mobile games.

        See ITEM 4.B. "BUSINESS OVERVIEW—GAME DEVELOPMENT AND PUBLISHING" for our research and development and ITEM 4.B. "BUSINESS OVERVIEW—INTELLECTUAL PROPERTY" for our intellectual property.

ITEM 5.D.    TREND INFORMATION

        Trends, uncertainties and events which could have a material impact on our sales, operating revenues and liquidity and capital resources are discussed above in ITEM 5.A. "OPERATING RESULTS" and ITEM 5.B. "LIQUIDITY AND CAPITAL RESOURCES."

ITEM 5.E.    OFF-BALANCE SHEET ARRANGEMENTS

        There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors.

ITEM 5.F    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table sets forth a summary of our contractual cash obligations due by period as of December 31, 2013:

	Payments Due by Period
	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
	(In millions of Won)
Capital lease obligations	~~W~~	273	~~W~~	145	~~W~~	128	~~W~~	—	~~W~~	—
Operating lease obligations		2,467		2,251		216		—		—
Purchase obligations		1,051		1,051		—		—		—
Accrued severance benefits		263		—		—		—		—

Total	~~W~~	4,054	~~W~~	3,447	~~W~~	344	~~W~~	—	~~W~~	—

        Long-term debt obligations.    We have financed our operations primarily through cash flows from operations as well as proceeds from our initial public offering of ADSs in February 2005. As such, there are currently no long-term debt obligations.

        Capital lease obligations.    In April 2012, Gravity Interactive entered into a capital lease agreement with respect to firewalls for the commercial service of Maestia and Requiem, with a total lease payment of US$99,837 (Won 106 million) over a period of three years. Gravity Interactive made principal and interest payments of US$22,366 (Won 24 million) and US$6,421 (Won 7 million), respectively, in 2012 and US$32,403 (Won 34 million) and US$5,979 (Won 6 million), respectively, in 2013 under the capital lease agreement. In July 2012, Gravity Interactive entered into a capital lease agreement with respect to internal testing for the commercial service of Maestia and a Web browser based version of Emil Chronicle Online, with a total lease payment of US$151,913 (Won 162 million) over a period of three years. Gravity Interactive made principal and interest payments of US$8,287 (Won 9 million) and US$320 (Won 340,237), respectively, in 2012, and US$50,097 (Won 53 million) and US$1,547 (Won 2 million), respectively, in 2013 under the capital lease agreement. In February 2013, Gravity Interactive entered into a capital lease agreement for the commercial service of Ragnarok Online II, with a total lease payment of US$155,069 (Won 164 million) over a period of three years. Gravity Interactive made principal and interest payments of US$35,730 (Won 38 million) and US$7,437 (Won 8 million), respectively, in 2013 under the capital lease agreement.

        Operating lease obligations.    With respect to our operating lease obligations, the lease payments due by December 31, 2014 are Won 2,092 million and Won 159 million for our principal offices in Seoul and offices for our subsidiary in the United States, respectively. The lease terms expire in December 2014 and July 2016 for our principal offices in Seoul and offices for our subsidiary in the United States, respectively. The renewal terms in all of the leases are subject to market conditions.

        Purchase Obligations.    In September 2010, we entered into an agreement with Shanghai Nineyou Interactive Community and Media Co.,  Ltd., and its two affiliates, Shanghai Nineshine Information Technology Co., Ltd. and HitNorth International Limited, to publish Weapons of the Gods, a game being developed by HitNorth International Limited. As of December 31, 2013, the game is under development and we are to pay the remaining license fee in installments based on the progress of the development of the game. In December 2011, we entered into an agreement to publish a Web browser-based game. As of December 31, 2013, the game is under development, and we have booked a certain portion of the license fee we paid as advance payment. We are to pay the remaining license fee in installments based on the progress of the development of the game.

        Uncertain tax position.    The Company assessed uncertain tax positions and measured unrecognized tax benefits for open tax years in accordance with ASC 740, Income Taxes. The Company's policy is that it recognizes interest expenses and penalties related to income tax matters as a component of income tax expense. Accordingly, the Company assesses its income tax positions and records tax benefits for all years subject to examinations based upon the evaluation of the facts, circumstances and information available at that reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, the Company records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. If the Company does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized. Based on the approach above, the Company assessed the uncertain tax positions and did not record any unrecognized tax benefits as the Company believes that it is more likely than not that there will not be any unrecognized tax benefits.

        Accrued severance benefits.    Employees and executive officers with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with us based on the length of service and their rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of ASC 715, Compensation—Retirement Benefits. As severance benefits have no specific maturities, they are not allocated to the table that sets forth a summary of our contractual cash obligations due by period as of December 31, 2013.

Other Commitments and Liabilities

        For a description of our commercial commitments and contingent liabilities, see Note 11 to our consolidated financial statements included in this annual report. For a description of our legal proceedings, see ITEM 8.A. "CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION—LEGAL PROCEEDINGS."

ITEM 5.G.    SAFE HARBOR

        See "FORWARD-LOOKING STATEMENTS."

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.    DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth certain information relating to our directors and executive officers as of March 31, 2014. The business address of all of our directors and executive officers is our registered office at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea.

Name	Age	Position
Hyun Chul Park	41	Chief Executive Officer and Executive Director
Yoshinori Kitamura	46	Chairman of the Board of Directors and Chief Operating Officer
Heung Gon Kim	48	Chief Financial Officer
Kazuki Morishita	40	Executive Director
Kazuya Sakai	49	Executive Director
Jong Gyu Hwang	44	Independent Director
Doo Hyun Ryu	53	Independent Director
Jung Yoo	53	Independent Director

        Hyun Chul Park has served as our Chief Executive Officer and Executive Director since March 2011 and was an officer of our corporate management office from May 2009 to March 2011. Mr. Park has also been a Director of Gravity Games since October 2010. He has been a Director and Chief Operating Officer of NeoCyon since December 2009 and April 2012, respectively, and was Chief Strategy Officer of NeoCyon from October 2010 to March 2012. He has been general manager of International Business Division at GungHo Online Entertainment, Inc. since September 2007. He worked as a general manager of Content Producing Department of SEGA Networks (China) Co., Ltd. from July 2005 to September 2007 and a manager of Asia Division at SEGA Corporation from April 2004 to July 2005. He was a manager of Overseas Marketing Team at ActozSoft Co., Ltd. from October 2002 to March 2004 and at Siementech Co., Ltd. from October 2001 to October 2002. He worked as part of the Engineer Team of Toyota Vista Tokyo Co., Ltd. from April 1998 to July 2001. Mr. Park obtained a diploma in Automotive Maintenance from Tokyo College of Technology, the current name of which is Tokyo College of Automotive Technology.

        Yoshinori Kitamura has served as our Executive Director since March 2008, Chief Operating Officer since June 2008 and Chairman of the Board of Directors since April 2011. Mr. Kitamura has also been a Director and Chief Executive Officer of NeoCyon since October 2008 and since October 2009, respectively, and a Director of Gravity Games since October 2010 and a Director of Gravity EU SAS since July 2011. He has been Chief Executive Officer of Gravity Entertainment and Gravity Interactive since March 2008 and July 2008, respectively. Mr. Kitamura has also been a Director and Executive General Manager of International Business Division at GungHo Online Entertainment, Inc. since March 2006 and June 2007, respectively, and was an Executive General Manager of the Marketing Division at GungHo Online Entertainment, Inc. from February 2003 to June 2007. He worked as a Director of GungHo Online Entertainment Korea, Inc. and GungHo Works, Inc. from March 2007 to October 2008 and from March 2008 to June 2008, respectively. Mr. Kitamura was a Director of L5 Games Inc. from July 2008 to its liquidation in August 2008. Mr. Kitamura also worked at NC Japan K.K. as marketing manager from January 2002 to January 2003 and ICC Corporation as business development manager from September 1999 to December 2001. Mr. Kitamura holds a bachelor's degree in English Language and Literature from Bunkyo University.

        Heung Gon Kim has served as our Chief Financial Officer since September 2008. Mr. Kim has also been Chief Financial Officer and a Director of Gravity Interactive since June 2009 and March 2011, respectively. Mr. Kim has been a Director and Chief Executive Officer of Gravity Games since October 2010 and March 2013, respectively. Mr. Kim has also been a Director of Gravity Entertainment since March 2011. He has been a Director and Chief Financial Officer of NeoCyon since March 2011 and May 2011, respectively. Mr. Kim was a general manager of our financial management division and accounting & treasury department from March 2007 to September 2008 and from September 2006 to March 2007, respectively. He also worked as a manager of our accounting team from April 2004 to September 2006. Mr. Kim worked at Modottel, Inc. as accounting team manager from June 2002 to April 2004. Mr. Kim holds a bachelor's degree in Accounting from Chung-Ang University.

        Kazuki Morishita has served as our Executive Director since March 2008. Mr. Morishita has also been the President and Chief Executive Officer of GungHo Online Entertainment, Inc. since January 2004 and was Chief Operating Officer of GungHo Online Entertainment, Inc. from August 2002 to January 2004. In addition, he has been a director of Acquire Corp. since October 2011 and he was a director of Game Arts Co., Ltd. from December 2005 to March 2008 and has been the President of Game Arts Co., Ltd. since March 2008. Mr. Morishita has also been a director of GungHo Online Entertainment America, Inc., Grasshopper Manufacture, Inc. and Kahon 3 Oy since March 2012, February 2013 and December 2013, respectively. Mr. Morishita was the Chairman of GungHo Works, Inc. from October 2007 to December 2009 and worked as a Director of GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008 and a Director of Overdriver Game Technologies Ltd. from June 2012 to August 2013. He also was a general manager of the E-service department at OnSale, Inc. from May 2001 to August 2002. Mr. Morishita served as Director of Kickers Network, Inc. from December 2000 to April 2001 and as

Director of Dolphin Net, Inc. from March to November in 2000. Mr. Morishita worked as chief of the system sales department at Softcreate Co., Ltd. from July 1996 to February 2000. Mr. Morishita graduated from the High School Affiliated with Chiba University of Commerce.

        Kazuya Sakai has served as our Executive Director since March 2009. Mr. Sakai has also served as Chief Financial Officer, Director and Investor Relations Officer of GungHo Online Entertainment, Inc. since April 2004, March 2005 and July 2011, respectively. He has also been the auditor of Acquire Corp. since October 2011 and was a Director of Gravity Entertainment from March 2008 to March 2011. Mr. Sakai has been a director of GungHo Online Entertainment America, Inc., Grasshopper Manufacture, Inc. and GGF B.V. since March 2012, February 2013 and October 2013, respectively. Mr. Sakai was Chief Executive Officer of Capri, Inc. from October 2008 to December 2009. Mr. Sakai was a Director of GungHo Works, Inc. from October 2007 to December 2009 and a Director of Overdriver Game Technologies Ltd. from June 2012 to August 2013. Mr. Sakai was a Director of GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008 and Chief Executive Officer in October 2008 to its liquidation in October 2008. He was Chief Executive Officer of GungHo Asset Management, Inc. from January 2007 to October 2008. Mr. Sakai served as a general manager of Administration Division, Director and Chief Executive Officer of Expression Tools, Inc. from January 1993 to March 1996, from April 1996 to April 2000, and from April 2000 to November 2003, respectively. He worked at The Kyushu Sogo Bank, Ltd., the current name of which is The Shinwa Bank, Ltd., from April 1987 to December 1992. Mr. Sakai graduated from Kyushu Sangyo University with a bachelor's degree in Commercial Science.

        Jong Gyu Hwang has served as our Independent Director since June 2009. Mr. Hwang has served as a Director and Chief Operating Officer at Munkyung Monorail Co., Ltd., a wholly-owned subsidiary of Korea Monorail Co., Ltd., since 2007. He has also served as Compliance Auditor at E-Frontier, Inc. since 2000. Mr. Hwang has served as a Director since 2009 and was a Director from 2006 to 2007 of Korea Monorail Co., Ltd. He was Auditor at Korea Urban Railway Association from 2009 to 2013. He worked as an attorney at the Attorney General's Office in Massachusetts in the United States in 2005. He was also an investigation officer of Special Investigation Department at Seoul Central District Prosecutors' Office of the Ministry of Justice of Korea from 1995 to 2000 and worked at the Korean Residents Union in Japan from 1994 to 1995. Mr. Hwang received an LL.B. degree from Tokyo University and an M.P.A. degree from Kennedy School of Government at Harvard University. Mr. Hwang also received an LL.M. degree from Boston University School of Law. Mr. Hwang is a member of the New York State Bar Association.

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

ITEM 6.B.    COMPENSATION

        We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2013, the aggregate amount of compensation paid by us to all directors and executive officers was Won 958 million (US$908 thousand). At our general meeting of shareholders held on March 26, 2014, our shareholders approved an aggregate amount of up to Won 1,400 million (US$1,327 thousand) as compensation for our directors for 2014.

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

        We maintain a directors' and officers' liability insurance policy covering certain potential liabilities of our directors and officers.

ITEM 6.C.    BOARD PRACTICES

CORPORATE GOVERNANCE PRACTICES

        Our ADSs are listed on the NASDAQ Stock Market and we are subject to the NASDAQ Stock Market Rules. However, as a foreign private issuer and a controlled company, as GungHo controls 59.3% of our outstanding voting power as of the date hereof, Gravity is exempt from certain corporate governance rules that apply to U.S. domestic companies and non-controlled companies. NASDAQ's corporate governance practice rules provide that a foreign private issuer may elect to follow its home country practices in lieu of the requirements under NASDAQ Stock Market Rule 5600 Series, subject to certain exceptions and to the extent such practices are not prohibited by home country law and that a controlled company is exempt from certain corporate governance requirements under NASDAQ Stock Market Rule 5605, subject to certain exceptions. The following are the significant ways in which Gravity's corporate governance practices differ from those followed by U.S. domestic companies.

  •
  Under Korean law, we are not required to have a board of directors composed of a majority of independent directors. Our Board of Directors is currently composed of a total of 7 directors, three of whom are independent directors.

  •
  Under Korean law, we are not required to have independent director oversight of director nominations or a compensation committee composed solely of independent directors with a written charter which includes specific responsibilities and authority of the compensation committee. However, we established a director nomination committee and a compensation committee in accordance with our articles of incorporation. Our director nomination committee and compensation committee are currently each composed of two non-independent directors and one independent director.

  •
  Under Korean law, independent directors are not required to have regularly scheduled meetings at which only independent directors are present. However, our audit committee, which is composed solely of three independent directors, generally holds meetings once a month and whenever there are matters related to financial results of the Company, related party transactions or others.

  •
  In lieu of the requirement that shareholder approval be obtained prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another corporation; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements, as specified in NASDAQ Stock Market Rule 5635, we require a resolution to be adopted at the general meeting of shareholders when necessary under Korean law, including, for example, if an issuance of securities is related to the acquisition of all or a part of the business of another corporation which significantly affects the business of the Company.

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

BOARD OF DIRECTORS

        Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as currently in effect, provide for a Board of Directors comprised of not less than three directors and also provide for an audit committee, a compensation committee and a director nomination committee. We currently have 7 members serving as members of our Board of Directors. The directors are elected at a shareholders' meeting by a majority vote of the shareholders present or represented, which majority is not less than one-fourth of all issued and outstanding shares with voting rights, so long as not less than one third of all issued and outstanding shares with voting rights are present at the shareholders' meeting.

        Each of our directors is elected for a term of one year, which may be extended until the close of the annual general meeting of shareholders convened in respect to the last fiscal year of such director's term. However, directors may serve any number of consecutive terms and may be removed from office at any time by a special resolution adopted at a general meeting of shareholders, which requires approval by the holders of at least two-thirds of the voting shares present or represented at the meeting and at least one-third of our total voting shares then issued and outstanding.

        The Board of Directors elects one or more representative directors from its members. A representative director is authorized to represent and act on behalf of our company and has the authority to bind our company. We may have (i) one sole representative director, (ii) two or more co-representative directors or (iii) two or more joint representative directors. The powers and authorities of a sole representative director and any co-representative directors are exactly the same while the only distinction for joint representative directors is that they must act jointly (i.e., all of the joint representative directors must act together in order to bind the Company while co-representative directors may act independently). Currently our Board of Directors has elected Hyun Chul Park as our Representative Director. Under the

Korean Commercial Code and our articles of incorporation, any director with special interest in an agenda of a board meeting may not exercise his voting rights in such board meeting.

        Our Board of Directors has determined that Messrs. Jong Gyu Hwang, Doo Hyun Ryu and Jung Yoo are independent directors within the meaning of NASDAQ Stock Market Rule 5605(a)(2).

COMMITTEES OF THE BOARD OF DIRECTORS

        Under our articles of incorporation, we currently have three committees that serve under our Board of Directors:

  •
  the audit committee;

  •
  the director nomination committee; and

  •
  the compensation committee.

Audit committee

        Our audit committee was established in December 2004. The audit committee currently consists of the following directors: Doo Hyun Ryu, Jong Gyu Hwang, and Jung Yoo. All of the members are independent directors within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence as set forth in Rule 10A-3(b)(1) of the Exchange Act. All of our independent directors are financially literate and have accounting or related financial management expertise. Our Board of Directors has determined that Jong Gyu Hwang is an "audit committee financial expert," as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act. The audit committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. Under the Korean Commercial Code, if a company establishes an audit committee, such company is not permitted to have a statutory auditor. The committee is currently chaired by Doo Hyun Ryu.

Director nomination committee

        The director nomination committee consists of the following three directors, Kazuki Morishita, Kazuya Sakai and Jong Gyu Hwang. One of the three members, Jong Gyu Hwang, is an independent director within the meaning of NASDAQ Stock Market Rule 5605(a)(2). This committee is responsible for recommending and nominating candidates for our director positions. The committee is currently chaired by Kazuki Morishita.

Compensation committee

        The compensation committee consists of the following three directors, Kazuya Sakai, Kazuki Morishita and Jung Yoo. One of the three members, Jung Yoo, is an independent director within the meaning of NASDAQ Stock Market Rule 5605(a)(2). This committee is responsible for reviewing and approving the management's evaluation and compensation programs. The committee is currently chaired by Kazuya Sakai.

ITEM 6.D.    EMPLOYEES

        As of December 31, 2013, we, not including our subsidiaries, had 294 full-time employees, of whom 292 were located in Korea and two were stationed overseas, either working with our subsidiaries or supporting our overseas licensees. The total number of employees slightly decreased in 2013 due to the discontinuation of services for some games, such as Finding Neverland Online in July 2013 and Ragnarok Online II in Korea in December 2013. The following table sets forth the number of our employees by department as of the dates indicated:

	December 31,
	2011	2012	2013
Senior management	11	9	9
Finance	14	17	16
Marketing	68	64	39
Game development and support	264	241	230

Total	357	331	294

        As of December 31, 2013, we had 13 temporary employees consisting of two contract-based employees and 11 outsourced employees.

        We do not have a labor union, and none of our employees are covered by collective bargaining agreements. We have a labor-management council for such employees as required under the Act on the Promotion of Workers' Participation and Cooperation in Korea. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or work stoppages.

        In addition, as of December 31, 2013, our subsidiaries had the number of employees as set forth in the following table:

	December 31,
	2011		2012		2013
Gravity Interactive, Inc.(1)	33	{3}	28	{2}	29	{2}
NeoCyon, Inc.(1)	119	{9}	152	{10}	172	{10}
Gravity Games Corporation(1)	85	{4}	80	{4}	22	{1}
Gravity Entertainment Corporation	—		—		—
Gravity Middle East & Africa FZ-LLC	—		—		—

Total	174		260		223

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

        Under the severance payment plan that we have established in accordance with the Employee Retirement Benefit Security Act, employees with more than one year of service with us are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee's monthly salary, calculated by averaging the employee's daily salary for the three months prior to the date of the employee's departure, multiplied by the number of continuous years of employment. As of December 31, 2013, we provided Won 263 million (US$249 thousand) to 137 employees as severance payment, being 100% of our severance liability as of such date.

        Pursuant to the Korean National Pension Law, we are required to pay 4.5% of each employee's standard monthly income to the National Pension Corporation. Our employees are also required to pay 4.5% of their standard monthly income to the National Pension Corporation each month. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. Our employees can receive pension payments upon making a claim when they reach a certain age or lose all or part of their income due to disability, such as by receiving age pension payments when they reach the age of 60 after being registered for the national pension plan for at least 10 years and disability pension payments when a disease or illness acquired during the time they were registered for the national pension plan leaves a disability even after the disease or illness that originally caused the disability is cured. The total amount of contributions we, including our subsidiaries in Korea, made to the National Pension Corporation in 2011, 2012 and 2013 was Won 1,479 million, Won 1,643 million and Won 1,546 million (US$1,465 thousand), respectively.

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

Stock option plan

        Under our articles of incorporation, we may grant options for the purchase of our shares to certain qualified directors, officers and employees. Set forth below are the details of our stock option plan as currently contained in our articles of incorporation:

  •
  Stock options may be granted to our officers and employees who have contributed or are qualified to contribute to our establishment, management and technical innovation. Notwithstanding the foregoing, no stock options may be granted to any person who is (i) our largest shareholder, (ii) a holder of 10% or more of our shares outstanding, (iii) certain specially related persons of the person set forth in (i) and (ii) above, or (iv) a shareholder who would own 10% or more of our shares upon exercise of options granted under the stock option plan; provided, however, that those who fall under the specially related persons upon becoming one of the officers of the concerned company (including part-time officers of the affiliated company) shall be excluded from item (iii) above;

  •
  Stock options may be granted by a special resolution of our shareholders with the aggregate number of shares issuable not to exceed 10% of the total number of our then issued and outstanding common shares;

  •
  Upon exercise of stock options, we deliver our common shares or pay in cash the difference between the market price of our shares and the option exercise price;

  •
  The number of officers and employees subject to grant of stock options shall not exceed 90% of the currently employed officers and employees, and the stock option granted to an officer or an employee shall not exceed 10% of the total issued and outstanding shares;

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

  •
  Stock options may be exercisable by a person who is granted a stock option and has served the Company for two or more years from the date of the special resolution of shareholders granting such stock options; provided, that stock options may be exercised by, or on behalf of, a person that dies, retires or resigns due to any cause not attributable to himself/herself before the completion of such two year period;

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

        Each stock option confers the right on the grantee to purchase one share of our common stock at the exercise price. On December 24, 2004, our shareholders approved the implementation of our employee stock option plan and the granting of stock options under this plan to our directors, officers and employees. All the stock options granted on December 24, 2004 have expired. There are no stock options exercisable as of December 31, 2013.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.    MAJOR SHAREHOLDERS

        The table below sets forth information known to us with respect to the beneficial ownership of our common shares as of March 31, 2014, by each person known to us to own beneficially 5% or more of our common shares based on 6,948,900 of our common shares outstanding. None of our common shares entitles the holder to any preferential voting rights. Beneficial ownership is determined in accordance with the Exchange Act and the rules and regulations promulgated thereunder and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities.

Name	Number of Shares Beneficially Owned	Percentage Beneficially Owned
GungHo Online Entertainment, Inc	4,121,739	59.3%

        To the best of our knowledge, as of December 31, 2013, approximately 47.1% of our common shares were held in the United States (in the form of ADSs). Also to the best of our knowledge, we had approximately 1,818 beneficial holders of our shares (in the form of ADSs) in the United States as of December 31, 2013.

ITEM 7.B.    RELATED PARTY TRANSACTIONS

Relationship with GungHo Online Entertainment, Inc.

        On April 1, 2008, GungHo acquired 3,640,619 shares of our common stock, which was approximately 52.4% of our total shares. On June 23, 2008 and June 24, 2008, GungHo acquired our ADSs representing 450,554.25 and 30,565.25 shares of the Company, respectively. As of March 31, 2014, GungHo beneficially owns approximately 4,121,739 shares of the Company's common stock, constituting approximately 59.3% of the total issued and outstanding common shares.

        In July 2002, we entered into an agreement with GungHo, formerly known as OnSale, Inc., for the service and distribution of Ragnarok Online in Japan, which was renewed in September 2004, August 2006, September 2009 and September 2012. We also entered into a software licensing agreement with GungHo in December 2005 for the right to publish and distribute Emil Chronicle Online worldwide, except for

Japan, which was renewed in August 2010, August 2011, August 2012 and August 2013. We entered into a co-development agreement with GungHo for Ragnarok Odyssey in December 2010, which was amended in March 2011 and November 2011. In August 2010, we entered into a license and distribution agreement with GungHo to distribute H.A.V.E. Online, which expired in March 2014. We entered into a development agreement and a license and distribution agreement of a Web browser-based game in Japan with GungHo in March 2012 and in April 2012, respectively, and the development agreement was amended in July 2012, March 2013 and September 2013. In August 2012, we entered into a co-development agreement with GungHo to develop Ragnarok Odyssey Ace for the PlayStation Vita platform, which was amended in January 2013 and June 2013. In August 2013, we entered into a co-development agreement with GungHo to convert Ragnarok Odyssey Ace into a PlayStation 3 version, which was amended in January 2014.

        Mr. Hyun Chul Park, our Chief Executive Officer, Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, Mr. Kazuki Morishita, our Executive Director, and Mr. Kazuya Sakai, our Executive Director, have been General Manager, Director and Executive General Manager, President and Chief Executive Officer, and Chief Financial Officer, Director and Investor Relations Officer of GungHo, respectively.

Relationship with SoftBank Corporation

        SoftBank Corporation, or SoftBank, a corporation organized under the laws of Japan, owns 33.63% of the issued share capital of GungHo. SoftBank Mobile Corp., or SoftBank Mobile, a corporation organized under the laws of Japan, and wholly-owned subsidiary of SoftBank, owns 6.37% of the issued share capital of GungHo. Heartis, which owns 18.50% of the issued share capital of GungHo, exercises the voting rights in all of the shares of GungHo it holds in accordance with the instructions of Masayoshi Son, the Chairman, Chief Executive Officer and controlling shareholder of SoftBank and SoftBank Mobile, and is also brother to Taizo Son, who directly and indirectly owns or controls 20.57% of the issued share capital of GungHo. Therefore, SoftBank holds 58.50% of the voting rights in GungHo.

        In December 2005, we entered into a limited partnership agreement with Movida Investment Inc., which was merged into Entertainment Farm Inc. in February 2007, SoftBank, GungHo and seven other companies to invest in Online Game Revolution Fund No. 1, a fund with a total proposed investment size of JPY10 billion, with the objective of investing in companies which develop online games in Japan. Entertainment Farm Inc., a Japanese company, operated the fund as the general partner. As a limited partner, we did not have a significant influence over the fund's investment decisions. The fund had a term of five years from the effective date, which was January 1, 2006. As of December 31, 2010, the expiration date, the Company, SoftBank and GungHo had interests of 16.39%, 49.18% and 8.20%, respectively, in the fund. We agreed to contribute a total of JPY1,000 million, which represented 10% of the total capital commitment in the fund by the limited partners at the time of the agreement, and which then represented 16.39% of the fund due to the withdrawal of some limited partners in the fund. The Company invested JPY250 million (Won 2,114 million) until 2006, and made additional investments amounting to JPY642 million (Won 6,054 million) in 2008 and JPY18 million (Won 229 million) in 2009. As of the date of the expiration of the fund, we had invested a total of JPY910 million, which represented 91% of our total capital commitment. On December 31, 2010, the term of the partnership expired and the liquidation process was completed in June 2013. We received liquidation proceeds amounting to JPY53 million (Won 579 million) in May 2013.

Relationship with Gravity Interactive, Inc.

        In April 2003, we entered into an agreement with Gravity Interactive, formerly known as Gravity Interactive, LLC, for the service and distribution of Ragnarok Online in the United States and Canada pursuant to which Gravity Interactive agreed to remit dividends to us based on a percentage of earnings. After Gravity Interactive changed their form to an incorporated company in January 2006, we entered into an agreement with Gravity Interactive for the service and distribution of Ragnarok Online in the United States and Canada pursuant to which Gravity Interactive agreed to remit royalties to us instead of dividends, which was amended in January 2008 to include Australia and New Zealand as service countries and renewed in January 2009. The agreement was amended in September 2009 to include India as a service country and in October 2009 to change the term of royalty payment remittance from monthly to quarterly basis. The agreement was renewed in January 2011 and January 2013 and further amended in October 2013 to include Singapore and Malaysia as service countries.

        We entered into an agreement with Gravity Interactive for the service and distribution of Requiem in the United States and Canada in February 2008, which was amended in December 2009 to include the United Kingdom and 39 other European countries as service countries, which was further amended in March 2010 to exclude Moldova, where Requiem was already commercially offered by Gravity CIS and to change the term of royalty payment remittance from monthly to quarterly basis. Our license and distribution agreement for Requiem with Gravity Interactive was amended in June 2011 to include Mexico and 23 other Central and South American countries as service countries and further amended in October 2011 to include Korean as service language and to distribute Requiem worldwide except for the existing licensed territories in which we have already granted licenses for Requiem game service to local licensees. The license and distribution agreement for Requiem with Gravity Interactive was renewed in June 2012 and May 2013 and amended in December 2013. In September 2010, we entered into a license and distribution agreement with Gravity Interactive, which was amended in April 2011, to distribute Dragonica in the United States and Canada. Our license agreement for Dragonica with Gravity Interactive expired in October 2013, and Gravity Interactive entered into a license agreement for Dragonica directly with Gravity Games, which developed Dragonica, to continue the game service in the United States and Canada as well as South America except for Brazil, which was newly included in the service countries. We entered into a license and distribution agreement with Gravity Interactive to distribute Eternal Destiny in North America excluding the Canadian province Quebec in January 2011. In February 2012, we entered into a license agreement with Gravity Interactive to distribute a Web-browser based version of Emil Chronicle Online, worldwide except for Japan, through certain designated Web sites, which was renewed in February 2013 and February 2014. We also entered into a license and distribution agreement with Gravity Interactive to distribute Maestia in the United States and Canada in June 2012, which was terminated in September 2013. We entered into a license and distribution agreement with Gravity Interactive in March 2013 to distribute Ragnarok Online II in the United States, Canada and 28 European countries and markets, which was amended in June 2013 to include Australia, New Zealand, India, Russia, Armenia, Azerbaijan, Belarus, Kazakhstan, Kyrgyzstan, Moldova, Tajikistan, Turkmenistan, Ukraine, Uzbekistan, Guyana, Venezuela, Bolivia, Suriname, Argentina, Ecuador, Uruguay, Chile, Colombia, Paraguay, Peru and Korea as service countries, which was further amended in February 2014 to distribute Ragnarok Online II globally except for Singapore, Malaysia, Indonesia, Thailand, Japan, the Philippines, Vietnam, Brazil and China. In November 2013, we entered into a consignment agreement with Gravity Interactive pursuant to which we offer Tower of Ascension directly to the global market except for Korea and Japan and pay Gravity Interactive for services related to marketing and customer service, among others.

        On September 3, 2012, we extended a loan in the amount of US$1,500,000 to Gravity Interactive at an annual interest rate of 4% payable monthly in arrears. As of March 31, 2014, the total outstanding loan amount to Gravity Interactive was US$1,500,000.

        Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, and Mr. Heung Gon Kim, our Chief Financial Officer, have been Chief Executive Officer, and Director and Chief Financial Officer of Gravity Interactive, respectively.

Relationship with Gravity Entertainment Corporation and the Animation Production Committee

        On October 1, 2004, we granted a license for Ragnarok Online to the Animation Production Committee, a Japanese joint venture for the production and marketing of Ragnarok the Animation, in order for the joint venture to produce Ragnarok the Animation. Pursuant to an arrangement between Gravity Entertainment and the joint venture, Gravity Entertainment is required to remit 70% of the revenues from its animation business to the joint venture. As of December 31, 2013, the amount due and payable to the joint venture by Gravity Entertainment amounted to nil.

        Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, has been Chief Executive Officer, and Mr. Heung Gon Kim, our Chief Financial Officer, has been Director of Gravity Entertainment.

Relationship with NeoCyon, Inc.

        In September 2006, we entered into an agreement regarding mobile publishing with NeoCyon under which they have been remitting royalties to us, and which was amended in December 2006, January 2007, May 2007 and February 2009, and renewed in September 2010 and September 2012. In February 2008, we entered into a subletting agreement with NeoCyon to sublease 3,914 square feet of office space to NeoCyon. We entered into amendments to the subletting agreement in April 2012 and December 2012 to sublease an additional 2,135 and 2,811 square feet of office space to NeoCyon. In January 2013, we renewed the subletting agreement with NeoCyon to sublease the 8,860 square feet of office space to NeoCyon, which was amended in May 2013 to expand the subleased office space to 9,980 square feet. We entered into an agreement with NeoCyon in April 2011 to develop and distribute Ragnarok Online Guild Masters worldwide, which was terminated in June 2013. In June 2013, we entered into mobile game publishing agreements with NeoCyon, under which we granted NeoCyon publishing rights of Tower of Ascension and Ragnarok Ash Vacuum in Korea.

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

Relationship with Gravity Games Corporation

        In October 2010, we acquired an aggregate of 50.83% of the total shares of Barunson Interactive, the corporate name of which was changed to Gravity Games Corporation on March 28, 2011. We increased our ownership in Gravity Games to 85.5% in August 2013. In August 2010, we entered into an agreement with Gravity Games to publish Dragonica in the United States and Canada, which agreement expired in October 2013. In December 2011, we entered into an agreement with Gravity Games to publish Dragonica in Korea, which was terminated in June 2013. In April 2011, we entered into a subletting agreement with Gravity Games to sublease 6,066 square feet of office space to Gravity Games, which was renewed in January 2013 and amended in May 2013 to reduce to the subleased office space to 2,811 square feet. Our subletting agreement with Gravity Games was terminated in February 2014. We entered into an agreement with Gravity Games in June 2011 to publish East Road in Korea and Japan.

        We made a loan in the amount of Won 300 million to Gravity Games on October 10, 2012 and made additional loans in the amount of Won 676 million, Won 178 million, Won 132 million, Won 286 million, Won 100 million, Won 700 million, Won 150 million, Won 200 million and Won 50 million on October 31,

2012, December 10, 2012, January 9, 2013, March 12, 2013, April 30, 2013, May 10, 2013, September 9, 2013, September 30, 2013 and October 7, 2013, respectively. As of March 31, 2014, the total outstanding loan amount to Gravity Games was Won 1,972 million.

        Mr. Heung Gon Kim, our Chief Financial Officer, has been Chief Executive Officer, and Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, and Mr. Hyun Chul Park, our Chief Executive Officer, have been the directors of Gravity Games.

Relationship with Gravity EU SAS

        In June 2011, we entered into an agreement with Gravity EU SAS for the service and distribution of Ragnarok Online in France and 27 other European countries, which was amended in November 2011 to exclude Estonia.

        Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, has been the director of Gravity EU SAS.

Relationship with Ingamba LLC

        In June 2010, we invested Russian Ruble 13 million, which represented 25% of Ingamba's total capital, in order to distribute our games in Russia. In June 2010, we entered into agreements with Ingamba for the service and distribution of Ragnarok Online and Requiem in Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan. In May 2012, we sold our 25% equity interest in Ingamba to Stylonos Technologies Ltd., which resulted in Ingamba ceasing to be our affiliated company. Our license agreement with Ingamba for Ragnarok Online was renewed in June 2013 and our license agreement with Ingamba for Requiem was terminated in November 2013.

ITEM 7.C.    INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

ITEM 8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

        All relevant financial statements are included in "ITEM 18. FINANCIAL STATEMENTS."

LEGAL PROCEEDINGS

Litigation matters

        In May 2010, a former executive of our Company filed a lawsuit with the Seoul Western District Court claiming termination of employment without cause. The case was dismissed and the plaintiff filed an appeal with the Seoul High Court in April 2011. The Court dismissed the plaintiff's appeal in March 2013 and the plaintiff filed a final appeal with the Supreme Court of Korea in April 2013. The Supreme Court of Korea rejected hearing and dismissed such appeals in July 2013.

        In August 2010, the same former executive, on behalf of one of our subsidiaries, filed another lawsuit with the Seoul Southern District Court claiming the Company's unauthorized withdrawal of funds from the subsidiary. The case was decided in favor of the plaintiff and we filed an appeal with the Seoul High Court in November 2011. The court ruled partially in favor of the plaintiff in December 2012. We filed a final appeal in December 2012 and the plaintiff filed a final appeal in January 2013 with the Supreme Court of Korea.

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

        As of the date hereof, we are not involved in any lawsuit or other proceeding the outcome of which we believe may, individually or taken as whole, have a material adverse effect on our business, results of operations or financial condition.

Tax matters

        In 2011, we were subject to a tax examination by the National Tax Service of Korea for fiscal years 2006 through 2009. As a result of the tax examination, we recognized Won 133 million of income tax expense for penalties and Won 608 million of withholding taxes for transfer pricing adjustments that arose from the difference between the actual transaction price and the estimated arm's length price. The Won 133 million of penalties was recorded as a component of income tax provision, and the Won 608 million of withholding taxes due was recorded as a component of selling, general and administrative expenses for the year ended December 31, 2010. The National Tax Service of Korea is a Korean government agency responsible for tax collection and tax law enforcement.

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

        Holders of outstanding common shares on a dividend record date will be entitled, subject to applicable withholding taxes, to the full dividend declared without regard to the date of issuance of the common shares or any subsequent transfer of the common shares. Payment of annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders or, if (i) an external auditor gives an unqualified opinion to the financial statement and (ii) all members of the audit committee unanimously agree, after approval by the Board of Directors, and payment of interim dividends, if any, will be made in the same year after approval by our Board of Directors, in each case, subject to certain provisions of our articles of incorporation and the Korean Commercial Code. All dividends may be paid in cash, by shares or by other properties (in-kind). See ITEM 10.B. "MEMORANDUM AND ARTICLES OF INCORPORATION—Dividends."

        Subject to the terms of the deposit agreement for the ADSs, you will be entitled to receive dividends on common shares represented by ADSs to the same extent as the holders of common shares, less the fees and expenses payable under the deposit agreement in respect of, and any Korean tax applicable to, such dividends. See ITEM 10.E. "TAXATION—KOREAN TAXATION." The depositary will generally convert the Won it receives into U.S. dollars and distribute the U.S. dollar amounts to you. For a description of the U.S. federal income tax consequences of dividends paid to our shareholders, see ITEM 10.E. "TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS."

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

American Depositary Shares

        Following our initial public offering on February 8, 2005, the ADSs have been issued by The Bank of New York Mellon, formerly known as The Bank of New York, as depositary and are listed on the NASDAQ Stock Market's the NASDAQ Global Market, formerly the NASDAQ National Market, under the symbol "GRVY." Each ADS represents one-fourth of one share of our common stock. As of March 31, 2014, 13,095,692 ADSs representing 3,273,923 shares of our common stock were outstanding.

        The table below provides the high and low trading prices for our ADSs on the NASDAQ Global Market for the periods shown.

	Price
Period	High	Low
	(In US$)
2009	2.63	0.50
2010	2.25	1.35
2011	2.19	1.13
2012	3.47	1.08
First Quarter	3.47	1.39
Second Quarter	2.75	1.67
Third Quarter	1.84	1.25
Fourth Quarter	1.57	1.08
2013	1.52	0.90
First Quarter	1.52	1.22
Second Quarter	1.32	0.98
Third Quarter	1.23	1.10
Fourth Quarter	1.45	0.90
October	1.45	1.12
November	1.29	0.94
December	1.05	0.90
2014 (through April 18, 2014)	1.29	0.91
First Quarter	1.29	0.91
January	1.29	0.91
February	1.25	0.96
March	1.18	0.98
April (through April 18, 2014)	1.02	0.98

ITEM 9.B.    PLAN OF DISTRIBUTION

        Not applicable.

ITEM 9.C.    MARKETS

        See ITEM 9.A. "OFFERING AND LISTING DETAILS."

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

General

        Our total authorized share capital is 40,000,000 shares, which consists of common shares and convertible preferred dividend shares without voting right (hereinafter referred to as "preferred share") each with a par value of Won 500 per share. Under our articles of incorporation, holders of preferred shares are entitled to dividends of not less than 1% and up to 15% of the par value of such shares, the exact rate to be determined by our Board of Directors at the time of issuance, provided that the holders of preferred shares shall be entitled to receive dividends at a rate not lower than that determined for holders of common shares. Under our articles of incorporation, we may not issue any class of shares which are redeemable.

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

        In addition to annual dividends, under the Korean Commercial Code and our articles of incorporation, we may pay interim dividends once during each fiscal year in case we earn more retained earnings as of the end of the first half of such year than the retained earnings not disposed of at the time of the general shareholder meeting with respect to the immediately preceding fiscal year. The decision to pay interim dividends shall be made by a resolution of the Board of Directors and is not subject to shareholder approval. Any interim dividends must be paid to the shareholders of record as of June 30 of the relevant fiscal year. We may distribute the interim dividend in cash, in shares or in other form of valuable property (in-kind).

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

Preemptive rights and issuance of additional shares

        We may issue authorized but unissued shares from time to time, unless otherwise provided for in the Korean Commercial Code, on such terms as our Board of Directors may determine. We must offer new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders' register as of the relevant record date.

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

  •
  to certain companies under a joint venture arrangement with us; or

  •
  in a public offering or the new shares are underwritten by underwriters for the purpose of listing such shares on any stock exchange, to the extent not exceeding 50% of the total number of issued and outstanding shares, provided that, if new shares are allocated to persons other than existing shareholders, the company is required to provide notice to shareholders or make a public notice at least two weeks prior to the payment date of the subscription amount for such new shares.

        We must give public notice of preemptive rights regarding new shares and their transferability at least two weeks before the relevant record date. We will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to such deadline. If a shareholder fails to subscribe by the deadline, the shareholder's preemptive rights lapse. Our Board of Directors may determine how to distribute fractional shares or shares for which preemptive rights have not been exercised.

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

  •
  at the request of our audit committee.

        We must give shareholders written notice or electronic document setting out the date, place and agenda of the meeting at least two weeks prior to the general meeting of shareholders. The agenda of the general meeting of shareholders is determined at the meeting of the Board of Directors. In addition, a shareholder holding an aggregate of 3% or more of the outstanding shares may propose an agenda for the general meeting of shareholders. Such proposal should be made in writing at least six weeks prior to the meeting. The Board of Directors may decline such proposal if it is in violation of the relevant laws and regulations or our articles of incorporation. Shareholders not on the shareholders' register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of preferred shares, unless enfranchised, are not entitled to receive notice of or vote at the general meeting of shareholders.

        A shareholder holding an aggregate of 1% or more of the outstanding shares may, prior to the shareholders' meeting, request the court to appoint an inspector to examine the appropriateness of the meeting notice process and voting method.

        The chairman of the shareholders' meeting shall be appointed by the Board of Directors, and if the person determined by the Board of Directors cannot serve as chairman, the representative director shall serve as chairman. If the representative director cannot serve as chairman, then the vice president, senior executive director or executive director shall serve as chairman, in that order. If a general meeting of shareholders is proposed by a shareholder or shareholders holding an aggregate of not less than 3% of the outstanding shares, the court may approve such general meeting and may also appoint the chairman of such shareholders' meeting upon request by the requesting parties or at its own discretion.

        Our shareholders' meetings are held in Seoul, Korea or other nearby areas as deemed necessary.

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

  •
  acquiring all of the business of any other company or a part of the business of any other company having a material effect on our business (the "material effect" qualifier is applied to the acquisition of both the whole and partial business of any other company);

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

Rights of dissenting shareholders

        In some limited circumstances, including the transfer of all or any part of our business having a material effect on our business and our merger or consolidation with another company except a small-scale merger (as prescribed under Korean law) that leaves us as the surviving company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the applicable general meeting of shareholders. Within 20 days after the relevant resolution is passed, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within two months after receiving such request. The purchase price for the shares is required to be determined through negotiations between the dissenting shareholders and us. If an agreement is not attained within 30 days since the receipt of the request, we or the shareholder requesting the purchase of shares may request the court to determine the purchase price. Holders of ADSs will not be able to exercise dissenters' rights unless they withdraw the underlying common shares and become our direct shareholders.

Register of shareholders and record dates

        Our transfer agent, Hana Bank, maintains the register of our shareholders at its office in Seoul, Korea. It registers transfers of shares on the register of shareholders upon presentation of the share certificates.

        The record date for annual dividends is December 31 of each year. For the purpose of determining shareholders entitled to annual dividends, the register of shareholders will be closed for the period from January 1 to January 31 of each year. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the shares, we may, on at least two weeks' public notice, set a record date and/or close the register of shareholders for not more than three months. The trading of shares and the delivery of share certificates may continue while the register of shareholders is closed.

Annual report

        At least one week before the annual general meeting of shareholders, we must make our annual business report, auditor's report and audited consolidated financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of such reports, financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders. Under the Korean Commercial Code and the Act on External Audit of Stock Companies, we are required to prepare non-consolidated and consolidated financial statements. In addition, the non-consolidated and consolidated financial statements are required to be approved at our shareholders' meeting. However, the Board of Directors may, without a shareholders' meeting, approve the non-consolidated and consolidated financial statements if (i) an external auditor gives an unqualified opinion to the financial statements and (ii) all members of the audit committee unanimously agree.

Transfer of shares

        Except for the procedural requirements which obligate a non-citizen or non-resident of Korea to file a report to the relevant government authority of Korea at the time of acquisition or transfer of the Company's shares, there is no restriction on the transfer or sale of our shares applicable to our shareholders or holders of ADSs under our articles of incorporation and relevant laws.

        Under the Korean Commercial Code, the transfer of shares is effected by delivery of share certificates. However, to assert shareholders' rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, a shareholder is required to file his name, address and seal with our transfer agent. A non-Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent authorized to receive notices on his or her behalf in Korea and file a mailing address in Korea. The above requirement does not apply to the holders of ADSs.

        Under current Korean regulations, the KSD, foreign exchange banks, investment traders, investment brokers, collective investment business entities and internationally recognized foreign custodians may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See ITEM 10.D. "EXCHANGE CONTROLS."

        Our transfer agent, Hana Bank, maintains the register of our shareholders at its office located at 72 Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, Korea. It registers transfers of shares in the register of shareholders on presentation of the share certificates.

Acquisition of our shares

        Within the limitation of distributable profits, we may acquire our own common shares with the prior approval of the general meeting of shareholders (or by a resolution of the Board of Directors) (i) by purchasing them at the stock exchange or (ii) acquiring them after providing notice or making a public notice to all shareholders of the acquisition of treasury stocks, or by way of a "tender offer" prescribed by the Financial Investment Services and Capital Markets Act of Korea. We may not otherwise acquire our own common shares except in limited circumstances, such as in the case of a merger of our company or an acquisition by us of all of another company's business, or in the case when a shareholder exercises his or her stock option.

        Under the Korean Commercial Code and our articles of incorporation, our Board of Directors can determine the method by which we dispose of any common shares owned by us. Except in limited circumstances, corporate entities in which we own a 50% or greater equity interest may not acquire our common shares.

        Except for the procedural requirements which obligate a non-citizen or non-resident of Korea to file a report to the relevant government authority of Korea at the time of acquisition or transfer of the Company's shares, there exists no provision which limits the rights to own our shares or exercise voting rights on our shares due to their status as a non-resident or non-Korean under our articles of incorporation and the applicable Korean laws.

Liquidation rights

        In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings.

Other provisions

        Under our articles of incorporation, there exists no provision (i) which may delay or prevent a change in control of us and that is triggered in the event of a merger, acquisition or corporate restructuring, (ii) which requires disclosure of ownership above a certain threshold or (iii) that governs change in capital that is more stringent than required by the applicable laws in Korea.

        We may issue bonds by a resolution of the Board of Directors. Our articles of incorporation permit the issuance of convertible bonds and bonds with warrant, but none have been issued.

ITEM 10.C.    MATERIAL CONTRACTS

        Since the filing of our annual report on Form 20-F on April 27, 2012, we have not entered into any material contracts other than in the ordinary course of business and other than those described below or otherwise as described in ITEM 4. "INFORMATION ON THE COMPANY" or elsewhere in this annual report.

     Third Amendment to the Exclusive Emil Chronicle Online License and Distribution Agreement dated June 5, 2012 between GameCyber Technology Ltd. and Registrant

        Under this amendment with our licensee in Taiwan and Hong Kong, the term of the Exclusive Emil Chronicle Online License and Distribution Agreement was extended for one year to June 4, 2013 for a minimum guaranteed payment of US$60,000 and the licensee shall pay an additional US$30,000 in the event licensee's accumulated total gross sales amount from Emil Chronicle Online surpasses US$300,000 and an additional US$20,000 in the event licensee's accumulated total gross sales amount surpasses US$500,000.

     Fifth Amendment to the Exclusive Requiem Online License and Distribution Agreement dated August 1, 2012 between Gravity Interactive, Inc. and Registrant

        Under this amendment, the term of the Exclusive Requiem Online License and Distribution Agreement was extended for one year to June 15, 2013.

     7th Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2012 between GungHo Online Entertainment, Inc. and Registrant

        Under this amendment with our licensee in Japan, the term of the 2nd Renewal of Ragnarok License and Distribution Agreement was extended for three years to September 28, 2015 for a renewal license fee of US$1,200,000 and a monthly royalty payment of 40% of the licensee's net revenue amount from Ragnarok Online.

     Third Amendment to Exclusive Ragnarok Authorization and Distribution Agreement dated October 29, 2012 between Level Up! Interactive S.A. and Registrant

        Under this amendment, the term of the Exclusive Ragnarok Authorization and Distribution Agreement was extended for one year to March 1, 2014.

     Exclusive Ragnarok License and Distribution Agreement dated January 1, 2013 between Level Up! Inc. and Registrant

        On January 1, 2013, we entered into an agreement with Level Up! Inc., our licensee in the Philippines, under which we granted Level Up! Inc. an exclusive right to license the distribution rights for Ragnarok Online in the Philippines for an initial license fee of US$100,000 and a monthly royalty payment of 25% of the licensee's gross sales amount from Ragnarok Online. The licensee agrees to spend a minimum of US$150,000 each year after the execution date of the agreement for marketing Ragnarok Online in the Philippines. The term of the agreement is two years from the execution date of the agreement.

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

     Second Amendment to the Ragnarok Online Game License Agreement dated February 27, 2013 between PT. Lyto Datarindo Fortuna and Registrant

        Under this amendment, the term of the Ragnarok Online Game License Agreement was extended to February 26, 2015. The amendment also increased royalty payments from 32% to 34% of the licensee's service sales amount from Ragnarok Online.

     Third Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 5, 2013 between AsiaSoft Corporation Public Co., Ltd. and Registrant

        Under this amendment with our licensee in Thailand, the term of the Exclusive Ragnarok Online License and Distribution Agreement was extended for two years to March 4, 2015 for a renewal license fee of US$50,000.

     Amendment to the Lease Agreement dated May 1, 2013 between National IT Industry Promotion Agency and Registrant

        On May 1, 2013, we entered into an amendment agreement to our lease agreement with National IT Industry Promotion Agency dated January 3, 2013 for our principal executive and administrative offices, located on one floor of Nuritkum Square Business Tower and two floors of Nuritkum Square R&D Tower, 1605 Sangam-dong, Mapo-gu, Seoul 121-795 Korea (road name address: 396 World Cup buk-ro, Mapo-gu, Seoul 121-795 Korea). Under this amendment, the lease premises area was reduced to 105,670 square feet from 110,551 square feet.

     Sixth Amendment to the Exclusive Requiem Online License and Distribution Agreement dated May 7, 2013 between Gravity Interactive, Inc. and Registrant

        Under this amendment, the term of the Exclusive Requiem Online License and Distribution Agreement was extended for one year to June 15, 2014.

     Fifth Amendment to Ragnarok Online Exclusive Game License Agreement dated October 22, 2013 between Game Flier International Corporation and Registrant

        Under this amendment with our licensee in Taiwan, Hong Kong and Macau, the term of the Ragnarok Online Exclusive Game License Agreement was extended for two years to October 21, 2015. The amendment also increased royalty payment from 35% to 36% of the licensee's service sales amount from Ragnarok Online.

     Eighth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated October 24, 2013 between Gravity Interactive, Inc. and Registrant

        Under this amendment, the serviced countries were expanded to include Singapore and Malaysia.

     Seventh Amendment to the Exclusive Requiem Online License and Distribution Agreement dated December 1, 2013 between Gravity Interactive, Inc. and Registrant

        Under this amendment, we granted Gravity Interactive the right to sublicense its rights under the Exclusive Requiem Online License and Distribution Agreement, as amended, to a third party. The amendment also decreased the royalty payment from 28% to 5% of the service sales amount and Gravity Interactive agreed to be responsible for any development necessary for the game service at its own expense and for any technical support as needed and requested by a sublicensee if any.

     First Amendment to the Exclusive Ragnarok Online 2 License and Distribution Agreement dated January 1, 2014 between PT. Lyto Datarindo Fortuna and Registrant

        Under this amendment with our licensee in Indonesia, the payment schedule of the remaining license fee of US$150,000 and guaranteed minimum payment of US$400,000 was changed. The licensee agreed to spend US$300,000 by the end of the first quarter of 2014 for the marketing of Ragnarok Online II in Indonesia.

     Fourth Amendment to Exclusive Ragnarok Authorization and Distribution Agreement dated March 2, 2014 between Level Up! Interactive S.A. and Registrant

        Under this amendment with our licensee in Brazil, the term of the Exclusive Ragnarok Authorization and Distribution Agreement was extended for two years to March 1, 2016 for a renewal authorization fee of US$50,000.

ITEM 10.D.    EXCHANGE CONTROLS

General

        The Foreign Exchange Transaction Law and the Presidential Decree and regulations under such Law and Decree, or the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, if non-residents wish to acquire Korean securities, a report must be filed with the president of a foreign exchange bank or the President of Bank of Korea except for certain cases, provided, however, that under the Financial Investment Services and Capital Markets Act, foreigners cannot acquire equity securities issued by certain designated public interest corporations in excess of a fixed limit, and under the Foreign Investment Promotion Law, foreigners are either not allowed or restricted in making an investment in certain industries.

        Under the Foreign Exchange Transaction Laws, (i) the Ministry of Strategy and Finance, or the MOSF, may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe-keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions, if the Korean government deems that it is inevitable to take such measures, due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto; and (ii) if the Korean government deems that the international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring on serious obstacles in carrying out currency policies, exchange rate policies and other macroeconomic policies, the MOSF may take measures to require any person who intends to perform capital transactions to obtain permission from the MOSF or a person/entity designated by the public notification of the MOSF or to require any person who performs capital transactions to deposit part of the means of payment acquired in such transactions in certain Korean governmental agencies or financial institutions, in each case subject to certain limitations thereunder.

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

Certificates of the shares must be kept in custody with an eligible custodian

        Under Korean law, certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea, which certificates may in turn be required to be deposited with the KSD if they are designated as being eligible for deposit with the KSD. Only the KSD, foreign exchange banks, investment traders, investment brokers, collective investment business entities and internationally recognized foreign custodians are eligible to act as a custodian of shares for a foreign investor. However, a foreign investor may be exempted from complying with the requirement to have the certificates deposited with the KSD with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

        A foreign investor may appoint one or more standing proxies from among the KSD, foreign exchange banks, investment traders, investment brokers, collective investment business entities and internationally recognized foreign custodians, and cannot have any other apart from those standing proxies to represent or act on behalf of them in order to exercise rights of acquired shares, or other matters connected thereto. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

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

        A foreign investor may receive dividends on the shares and remit the proceeds of the sale of the shares through a foreign currency account and/or a Won account exclusively for stock investments by the foreign investor which are opened at a foreign exchange bank designated by the foreign investor without being subject to any procedural restrictions under the Foreign Exchange Transaction Laws. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a foreign exchange bank. Funds in the foreign currency account may be remitted abroad without any governmental approval.

        Dividends on shares are paid in Won. No Korean governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any such shares held by a non-resident of Korea must be deposited in his Won account. Funds in the investor's Won account may be transferred to his foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the investor's Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive right.

        Investment brokers and investment traders are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors' securities investments in Korea. Through such accounts, these investment brokers or investment traders may enter into foreign exchange transactions on a limited basis, such as the conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without such investors having to open their own Won and foreign currency accounts with foreign exchange banks.

        Amendments to the Presidential Decree of the Foreign Exchange Transaction Law went into effect on March 23, 2013, September 17, 2013 and January 1, 2014, respectively. However, nothing in the amendment is applicable to us or our foreign exchange control.

ITEM 10.E.    TAXATION

KOREAN TAXATION

        The following is a discussion of material Korean tax consequences to owners of our ADSs and common shares that are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable. A non-resident individual according to Korean tax laws means an individual who does not have an address or a place of residence in Korea for longer than a period of one year. A non-Korean corporation is a corporation whose headquarters and main office is located overseas and does not have a place of effective management in Korea. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our common shares, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

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

        With respect to the taxation of domestic source dividend income of a non-resident individual and non-Korean corporation, if there is no tax treaty entered into between Korea and the country of tax residence of the non-resident individual or non-Korean corporation or if the country of tax residence is a tax haven designated by the Commissioner of the National Tax Service of Korea (currently, only Labuan, Malaysia) and has not acquired prior approval of the Commissioner, we will deduct Korean withholding tax from dividends paid to such non-resident individual or non-Korean corporation (whether in cash or in shares) at a rate of 22% (including local income tax). If you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for an exemption or a reduced rate of Korean withholding tax according to the tax treaty. In this connection, if the party with whom the income has been provided exists as a paper company in order to receive the benefits of the tax treaty and there exists a separate beneficiary owner who is the real owner of the income (hereinafter referred to as the "Beneficiary Owner") that is provided with income from dividends, tax will be withheld at source by applying the tax rate determined in the tax treaty entered into between Korea and the country of tax residence of the Beneficiary Owner. If the country of tax residence of the Beneficiary Owner and Korea has not entered into a tax treaty or in the case that such country is Labuan, Malaysia, tax will be withheld at source at a tax rate of 22% according to the Korean Corporate Tax Act.

        Generally, in order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, you must submit to us, prior to the dividend payment date, together with the request form to apply for the reduced rate, such evidence of tax residence as the Korean tax authorities may require in order to establish your entitlement to the benefits of the applicable tax treaty. If you hold ADSs, evidence of tax residence may be submitted to us through the depositary. See ITEM 10.E. "TAXATION—KOREAN TAXATION—Tax treaties" below for a discussion on treaty benefits.

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

        In regards to capital gains tax originating from Korea, if there is no tax treaty entered into between Korea and the country of tax residence of the non-resident individual or non-Korean corporation or if the country of tax residence is a tax haven designated by the Commissioner of the National Tax Service of Korea (currently, only Labuan, Malaysia) and has not acquired prior approval of the Commissioner, capital gains earned by such non-resident individual or non-Korean corporation upon the transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (i) 11% (including local income tax) of the gross proceeds realized and (ii) 22% (including local income tax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and the transaction costs). However, in most cases where a tax treaty is entered into between Korea and the country of tax residence of the non-resident individual or non-Korean corporation, such non-resident individual or non-Korean corporation is exempt from Korean income taxation under the applicable Korean tax treaty with his or its country of tax residence. In this regard, if the party to whom the capital gains from securities are provided exists as a paper company in order to receive benefits of a tax treaty and there exists a separate Beneficiary Owner that is provided with income from dividends, tax will be withheld at source by applying the tax rate determined in the tax treaty entered into between Korea and the country of tax residence of the Beneficiary Owner. If the country of tax residence of the Beneficiary Owner and Korea has not entered into a tax treaty or in the case that such country is Labuan, Malaysia, tax will be withheld at source at a tax rate (11% of transfer price or 22% of capital gains, whichever is less) according to the Korean Corporate Tax Act. See ITEM 10.E. "TAXATION—KOREAN TAXATION—Tax treaties" below for a discussion on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify for the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

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

        With respect to the ADSs, if the ADSs are considered shares and equity interests for the purpose of calculation of capital gains from securities held by non-Korean corporations and non-resident individuals, the capital gains that are realized, regardless of whether a permanent establishment of business exists and regardless of who the transferee is, would be considered as domestic source income. However, if the ADSs are considered securities other than shares and equity interests, the capital gains are considered to be domestic source income in the following cases: (i) if the transferor is a non-Korean corporation with a place of business in Korea or (ii) if the transferor is a non-Korean corporation without a place of business in Korea but the transferee is a domestic corporation, resident individual, or a non-resident individual or non-Korean corporation having a place of business in Korea (only to the extent that the ADSs so acquired constitute assets of the place of business in Korea). In other words, the income accrued through a transfer of securities, which exclude shares and equity interests, between non-resident individuals without a domestic place of business is not subject to taxation.

        The Corporate Tax Act and Income Tax Act provides that with respect to the non-Korean corporation's capital gains from securities originating from domestic sources, the depositary receipts issued based on the equity interests should be included in the scope of the equity interests. Therefore, for cases in which a non-Korean corporation transfers the ADSs issued by a domestic corporation and capital gains are realized, such capital gains are treated the same as capital gains from shares and equity interests and are subject to tax withholding in principle under the Korean tax laws.

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

        Generally, to obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. However, in order for the beneficiary of capital gains from securities who is a corporation or an individual in Labuan to be qualified for a limited tax rate, the beneficiary must obtain an approval before such capital gains from securities is realized by submitting legal evidentiary documents that verify the country of tax residence of the beneficiary to the Commissioner of the National Tax Service of Korea along with a request for prior approval of tax withholding or the beneficiary may submit a request for correction to the responsible director of the tax office within three years of withholding tax at source. See ITEM 10.E. "TAXATION—KOREAN TAXATION—Tax treaties" for additional explanation on claiming treaty benefits.

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

        In addition, even if a tax treaty provides for either an exemption from or reduction of the applicable income tax, the company or person paying dividends, interest, royalty or consideration for share purchase to an offshore entity established in a tax haven jurisdiction designated by the MOSF, must initially withhold the applicable tax on such income under the applicable tax law. In such case, by submitting documents that verify the country of tax residence of the Beneficiary Owner within three years from deduction of withholding tax to the public office for tax in Korea in order to request for correction, the difference between the amount of tax to which the tax rate of exemption and restriction in the tax treaty that the Beneficiary Owner qualifies for and the amount of tax that was withheld initially shall be refunded. If, however, the National Tax Service of Korea has granted prior approval upon application for an exemption or reduction of tax pursuant to a relevant tax treaty, such withholding requirement will not apply.

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

Inheritance tax and gift tax

        Korean inheritance tax is imposed upon (i) all assets (wherever located) of the deceased if he or she was domiciled in Korea at the time of his or her death and (ii) all property located in Korea which passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above (based on the donee's place of domicile in the case of (i) above). The taxes are imposed if the value of the relevant property is above a limit and vary from 10% to 50% at sliding scale rate according to the value of the relevant property and the identity of the parties involved.

        Under the Korean inheritance and gift tax laws, shares issued by Korean corporations are deemed located in Korea irrespective of where the share certificates are physically located or by whom they are owned. If the tax authority's interpretation of treating depositary receipts as the underlying share certificates under the 2004 tax ruling applies in the context of inheritance and gift taxes as well, you may be treated as the owner of the common shares underlying the ADSs.

        At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Securities transaction tax

        The Securities Transaction Tax Act provides that a securities transaction tax shall be imposed on the transfer of share certificates or shares. The scope of taxable share certificates includes, with respect to share certificates transferred on or after January 1, 2011, rights arising from the acquisition of shares or shares prior to the issuance of share certificates, preemptive rights, subscription securities issued by corporations established under special laws and depositary receipts pursuant to the Financial Investment Services and Capital Markets Act. However, with respect to the transfer of share certificates listed in overseas securities markets that are similar to the Korean securities market, such as the New York Stock Exchange or the NASDAQ Stock Market, or the transfer of share certificates to an underwriter in order to list such share certificates on foreign stock exchanges, such transfer is not subject to the securities transaction tax. The said Act provides that the types of share certificates that are subject to the securities transaction tax is a share certificate issued by a domestic corporation established according to the Commercial Act or a special act, or the share certificate or depositary receipts which are issued by a non-Korean corporation that are listed or registered in the securities market. Therefore, if you transfer common shares in a Korean corporation and the common shares are not listed in the securities market overseas, you will be subject to a securities transaction tax at the rate of 0.5%.

        In principle, the securities transaction tax, if applicable, must be paid by the transferor of the shares or the rights to subscribe for such shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company only, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold and pay the securities transaction tax.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following summary describes material U.S. federal income tax consequences of the purchase, ownership or disposition of our ADSs and common shares as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for purposes of the current Convention Between the United States of America and the Republic of Korea for the Avoidance of Double Taxation, as amended (the "Tax Convention"), (ii) whose ADSs or common shares are not, for purposes of the Tax Convention, attributable to a permanent establishment in Korea and (iii) who otherwise qualify for the full benefits of the Tax Convention. Except where noted, it deals only with our ADSs and common shares held as capital assets and does not deal with special situations, such as those of:

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

  •
  persons that have a "functional currency" other than the U.S. dollar;

  •
  persons that own (or are deemed to own) 10% or more (by voting power) of our common shares;

  •
  persons who hold our common shares or ADSs as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction; or

  •
  entities that are treated as partnerships for U.S. federal income tax purposes.

        This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof and the Tax Convention, all as in effect and available on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations. The discussion below is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all related agreements, will be performed in accordance with their terms.

        Persons considering the purchase, ownership or disposition of our ADSs or common shares should consult their own tax advisor concerning U.S. federal income tax consequences in light of their particular situation as well as any other tax consequences arising under the laws of any taxing jurisdiction. In particular, while we do not believe we were a PFIC in 2007, due to deterioration of the trading price of our ADSs and our holding of a significant amount of cash, short-term investments, and other passive assets, it is likely we were a PFIC in 2008 through 2013, and there is a significant risk that we will continue to be one in 2014. See discussion under ITEM 10.E. "TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS—PFICs."

        As used herein, the term "U.S. Holder" means a beneficial holder of our ADSs or common shares that is for U.S. federal income tax purposes:

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

American Depositary Shares

        If you hold our ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such ADSs. Accordingly, upon the exchange of ADSs for a U.S. Holder's proportionate interest in our common shares represented by such ADSs, (i) no gain or loss will be recognized to such U.S. Holder, (ii) such U.S. Holder's tax basis in such common shares will be the same as its tax basis in such ADSs, and (iii) the holding period in such common shares will include the holding period in such ADSs.

PFICs

        In general, we will be a PFIC for U.S. federal income tax purposes for any taxable year in which:

  •
  at least 75% of our gross income is passive income; or

  •
  on average at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

        For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person). If we own, directly or indirectly, at least 25% by value of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income.

        The determination of whether we are a PFIC is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are uncertain or beyond our control, including the value of our assets, ADSs and common shares and the amount and type of our income. In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments and other passive assets after our initial public offering, we may have been since our initial public offering, and may be in subsequent years, a PFIC. In particular, while we do not believe we were a PFIC in 2007, due to deterioration of the trading price of our ADSs and our holding of a significant amount of cash, short-term investments, and other passive assets, it is likely we were a PFIC in 2008 through 2013, and there is a significant risk that we will continue to be a PFIC in 2014. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you could be subject to adverse U.S. federal income tax consequences as discussed below. Once we are a PFIC for any portion of the period that you hold our ADSs or common shares, all of our subsequent distributions, and any subsequent dispositions by you of such ADSs or common shares, are subject to the excess distribution rules discussed below, even after we cease to be a PFIC.

        Alternatively, the PFIC rules described below could be avoided if an election to treat us as a "qualified electing fund" under section 1295 of the Code were available. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

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

     If you hold our ADSs or common shares while we are a PFIC

        If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to special tax rules with respect to any "excess distribution" received with respect to our ADSs or common shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for our ADSs or common shares will be treated as excess distributions. Under these special tax rules:

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

        In addition, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us. If we are a PFIC, you will be required to file Internal Revenue Service ("IRS") Form 8621 for each taxable year in which, among other circumstances, you receive a distribution with respect to our ADSs or common shares. See ITEM 10.E. "TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS—Information Reporting Regarding PFICs and Specified Foreign Financial Assets" below for additional information concerning PFIC reporting requirements. We do not intend to provide more definitive information on whether we are PFIC.

        In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, a shareholder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Very generally, a class of stock is considered regularly traded for any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Under current law, the mark-to-market election may be available for holders of our ADSs because our ADSs will be listed on NASDAQ which constitutes a qualified exchange as designated in the Code, although there can be no assurance that our ADSs will be "regularly traded" for purposes of the mark-to-market election. Our common shares are not expected to be listed on a qualified exchange. Accordingly, the mark-to-market election may not be available for holders of our common shares. The remainder of this discussion assumes that the mark-to-market election will not be available for holders of our common shares.

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

     If we are never a PFIC while you hold our ADSs or common shares

        If we are never a PFIC while you have held our ADSs or common shares, the gross amount of distributions on our ADSs or common shares (including amounts withheld to reflect Korean withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation (other than a PFIC) that is eligible for the benefits of a comprehensive income tax treaty with the United States that the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the current Tax Convention meets these requirements. A foreign corporation (other than a PFIC) is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our common shares generally will not be considered readily tradable for these purposes. Under the United States Treasury Department guidance our ADSs, which are currently listed on NASDAQ, will be considered readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

        Subject to certain conditions and limitations, Korean withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. federal income tax law. For purposes of calculating the foreign tax credit, dividends paid on our ADSs or common shares generally will be treated as income from sources outside the United States and generally will constitute "passive category income." Further, in certain circumstances, if you:

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

Taxation of capital gains

     If you hold our ADSs or common shares while we are a PFIC

        If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to the special tax rules discussed above governing "excess distributions" received with respect to our ADSs or common shares. An excess distribution can arise from gain realized on the sale or other disposition (including a pledge) of our ADSs or common shares. The entire gain on disposition of PFIC stock is treated as an excess distribution. Generally, otherwise applicable nonrecognition provisions of the Code are not applicable to transfers of stock in a PFIC, and otherwise unrecognized gain will be recognized and treated as an excess distribution. See ITEM 10.E. "TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS—Taxation of dividends—if you hold our ADSs or common shares while we are a PFIC" above for additional information concerning the taxation of excess distributions.

        Generally, U.S. Holders are unable to utilize foreign taxes paid or deemed paid to offset the taxes arising from an excess distribution by reason of gains recognized on disposition of PFIC stock. If we are a PFIC, you will be required to file IRS Form 8621 for each taxable year in which, among other circumstances, you recognize gain from a sale or other disposition of our ADSs or common shares. See ITEM 10.E. "TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS—Information Reporting Regarding PFICs and Specified Foreign Financial Assets" below for additional information concerning PFIC reporting requirements.

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

     Medicare Tax

        For taxable years beginning after December 31, 2012, certain U.S. Holders that are individuals, estates, and trusts must pay a 3.8% tax (the "Medicare Tax") on the lesser of the U.S. person's (1) "net investment income" or "undistributed net investment income" in the case of an estate or trust and (2) the excess of modified adjusted gross income over a certain specified threshold for the taxable year. "Net investment income" generally includes income from interest, dividends, and net gains from the disposition of property (such as the securities) unless such income or net gains are derived in the ordinary course of a trade or business (other than a trade or business that is a passive activity with respect to the taxpayer or a trade or business of trading in financial instruments or commodities). Net investment income may be reduced by allowable deductions properly allocable to such gross income or net gain. Dividends on, and gains from the sale or other taxable disposition of, our ADSs or common shares generally will be taken into account for purposes of determining your net investment income. Additionally, if we are treated as a PFIC, under recently proposed U.S. Treasury regulations, if you include gains and losses in income under the mark-to-market election described above in "ITEM 10.E. TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS—Taxation of dividends—if you hold our ADSs or common shares while we are a PFIC," such gains and losses will be taken into account as gains and losses from the sale or other taxable disposition of our ADSs for purposes of determining your net investment income. If you are an individual, estate, or trust, you are urged to consult with your tax advisor regarding application of the Medicare Tax to your income and gains in respect of your investment in the securities.

Information Reporting Regarding PFICs and Specified Foreign Financial Assets

        If we are a PFIC, a U.S. Holder would be required to file IRS Form 8621 for each year in which the U.S. Holder (i) recognizes gain on the direct or indirect disposition of our ADSs or common shares, (ii) receives certain direct or indirect distributions from us, or (iii) makes any of certain reportable elections (including a mark-to-market election). In addition, each U.S. Holder who is a shareholder of a PFIC may be required to file an annual report on IRS Form 8621 for each taxable year ending on or after December 31, 2013, containing such information as the IRS may require. This requirement is in addition to other reporting requirements applicable to ownership in a PFIC. In the event a U.S. Holder does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date such form is filed.

        The Code and temporary and proposed regulations generally require individual U.S. Holders ("specified individuals") and "specified domestic entities" with an interest in any "specified foreign financial asset" to file an annual report on IRS Form 8938 with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets is greater than US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year. Certain individuals are permitted to have an interest in a higher aggregate value of such assets before being required to file a report. The proposed regulations relating to specified domestic entities apply to taxable years beginning after December 31, 2011. Under the proposed regulations, "specified domestic entities" are domestic entities that are formed or used for the purposes of holding, directly or indirectly, specified foreign financial assets. Generally, specified domestic entities are certain closely held corporations and partnerships that meet passive income or passive asset tests and, with certain exceptions, domestic trusts that have a specified individual as a current beneficiary and exceed the reporting threshold. Specified foreign financial assets include any depository or custodial account held at a foreign financial institution; any debt or equity interest in a foreign financial institution if such interest is not regularly traded on an established securities market; and, if not held at a financial institution, (1) any stock or security issued by a non-U.S. person, (2) any financial instrument or contract held for investment where the issuer or counterparty is a non-U.S. person, and (3) any interest in an entity which is a non-U.S. person. Specified foreign financial assets would include the ADSs and common shares, unless you hold them in an account maintained by a U.S. financial institution.

        Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an IRS Form 8938 under this provision if you are an individual U.S. Holder. Pursuant to a recent IRS Notice, reporting by domestic entities of interests in specified foreign financial assets will not be required before the date specified by final regulations, which will not be earlier than taxable years beginning after December 31, 2012, Penalties apply to any failure to file IRS Form 8938. Additionally, in the event a U.S. Holder (either a specified individual or specified domestic entity) does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date such information is filed. You should consult your tax advisor as to the possible application to you of this information reporting requirement and related statute of limitations tolling provision.

        If you are a U.S. Holder, you are urged to consult with your own tax advisor regarding the application of the PFIC and specified foreign financial assets information reporting requirements and related statute of limitations tolling provisions with respect to the ADSs or our common shares.

Reportable transactions

        Under United States Treasury regulations, U.S. Holders that participate in "reportable transactions" (as defined in the regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. You should consult your own tax advisor as to the possible obligation to file Form 8886 with respect to the sale, exchange or other disposition of any Won received as a dividend from our ADSs or common shares, or as proceeds from the sale of our ADSs or common shares.

Information reporting and backup withholding

        In general, information reporting will apply to dividends (including distributions of interest on shareholders' equity) in respect of our ADSs or common shares and the proceeds from the sale, exchange, or redemption of our ADSs or common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient, such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status, or fail to report in full dividend and interest income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

Foreign currency risk

        We conduct our business primarily in Won, which is also our functional and reporting currency. However, we have exposure to some foreign currency exchange-rate fluctuations on cash flows from our overseas licensees. The primary foreign currencies to which we are exposed are the Japanese Yen and the U.S. dollar. Fluctuations in these exchange rates may affect our revenues from license fees and royalties and result in exchange losses and increased costs in Won terms.

        As of December 31, 2013, we had Japanese Yen denominated accounts receivable of Won 1,648 million, which represented 30.2% of our total consolidated accounts receivable balance, and U.S. dollar denominated accounts receivable of Won 957 million, which represented 17.6% of our total consolidated accounts receivable balance. We also had Japanese Yen denominated accounts payable of Won 391 million, which represented 8.9% of our total consolidated accounts payable balance, and U.S. dollar denominated accounts payable of Won 293 million, which represented 6.7% of our total consolidated accounts payable balance. As these balances all have short maturities, exposure to foreign currency fluctuations on these balances is not significant. For example, a hypothetical 10% appreciation of the Won against the Japanese Yen and the U.S. dollar, in the aggregate, would reduce our cash flows by Won 192 million.

        In 2013, Won 32,193 million of our revenue was derived from currencies other than the Won: primarily the Japanese Yen, Won 14,409 million; the U.S. dollar, Won 7,725 million; the NT dollar, Won 3,106 million; and the Chinese Yuan, Won 2,734 million. A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Won in 2013 would have reduced our revenue by Won 2,797 million.

        Since 2005, we have entered into derivatives arrangements to hedge against the risk of foreign currency fluctuation. As of March 31, 2014, we had no foreign currency forward contract outstanding. We may in the future continue to enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risks, but we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Korean exchange control regulations that restrict our ability to convert the Won into U.S. dollar, Japanese Yen or Euro under certain emergency circumstances.

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

Credit risk

        As our cash and cash equivalents and short-term financial instruments are placed with several local financial institutions, of which approximately 33% are held at one financial institution, we face a potential credit risk that the financial institutions may become insolvent and be unable to repay our principal and interest in a timely manner. While the management believes such financial institutions are of a high credit quality, it is difficult for us to predict the financial condition of the Korean banking sector and the financial institutions that manage our cash holdings. We may be materially and adversely affected by any widespread failure in the Korean banking sector caused by any economic downturn or volatile financial markets in the future.

        The above discussion and the estimated amounts generated from the sensitivity analyses referred to above include "forward-looking statements," which assume for analytical purposes that certain market conditions may occur. Accordingly, such forward-looking statements should not be considered projections by us of future events or losses.

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.02 (or less) per ADS	• Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
$.02 (or less) per ADS per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, including without limitation stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

        From January 1, 2013 to December 31, 2013, the Company received from the depositary US$34,070.20 for legal fees, after deducting the applicable withholding tax from the total amount payable by the depositary of US$48,000 and the depositary waived fees for the standard costs associated with the administration of the ADR estimated to total US$45,929.10.

        From January 1, 2014 to the date of this Annual Report, the Company received no reimbursement from the depositary.

 PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as of December 31, 2013 were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

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

        Our management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013, based upon criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and concluded that we maintained effective internal control over financial reporting as of December 31, 2013.

Attestation Report of the Registered Public Accounting Firm

        This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

        There has been no change in our internal control over financial reporting that occurred during the year ended December 31, 2013 that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    RESERVED

ITEM 16.A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our Board of Directors has determined that Mr. Jong Gyu Hwang, our outside director, is an "audit committee financial expert," as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act. Mr. Hwang is an independent director as such term is defined in Rule 10A-3 of the Exchange Act for purposes of the listing standards of the NASDAQ Stock Market that are applicable.

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

ITEM 16.C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the aggregate fees billed for each of the years ended December 31, 2012 and 2013 for professional services rendered by Samil PricewaterhouseCoopers, or PwC, the Korean member firm of PricewaterhouseCoopers and our principal accountant for the fiscal year ended December 31, 2012, and Deloitte Anjin LLC, or Deloitte, the Korean member firm of Deloitte Touche Tohmatsu Limited and our principal accountant for the fiscal year ended December 31, 2013, depending on the various types of services and a brief description of the nature of such services.

	Year Ended December 31,
Type of Service	2012		2013		Nature of Services
	(In millions of Won)
Audit Fees	~~W~~	575	~~W~~	290	Audit service for the Company
Audit-Related Fees		—		—
Tax Fees		—		—
All Other Fees		—		—

Total	~~W~~	575	~~W~~	290

ITEM 16.D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16.E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

ITEM 16.F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        On July 11, 2013, PwC informed the Company of its resignation as the Company's independent accountant for the audit of the Company's financial statements in accordance with U.S. GAAP. PwC resigned due to conflict of interest issues arising from the fact that it had been engaged as a non-audit service provider by Sprint Corporation, the Company's sister company since July 11, 2013, as both are under the same parent company, SoftBank Corporation.

        PwC's audit reports on the Company's consolidated financial statements for each of the fiscal years ended December 31, 2011 and December 31, 2012 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company's fiscal years ended December 31, 2011 and December 31, 2012 and through the subsequent interim period on or prior to July 11, 2013, there were no disagreements between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in its audit reports; and there were also no reportable events as set forth in Item 16F(a)(1)(v).

        The Company has provided PwC with a copy of this disclosure and requested that PwC provide the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of PwC's letter, dated April 30, 2014, is filed as Exhibit 15.1 to this Form 20-F.

        On October 11, 2013, the audit committee of the Company approved the engagement of Deloitte as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013 for the audit of the Company's financial statements in accordance with U.S. GAAP.

        During the Company's fiscal years ended December 31, 2011 and December 31, 2012 and through the subsequent interim period on or prior to October 11, 2013, neither the Company nor anyone on its behalf consulted with Deloitte on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) and the related instructions thereto, or a reportable event as set forth in Item 16F(a)(1)(v).

ITEM 16.G.    CORPORATE GOVERNANCE

        See ITEM 6.C. "BOARD PRACTICES."

ITEM 16.H.    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        We have responded to ITEM 18 in lieu of responding to this item.

ITEM 18.    FINANCIAL STATEMENTS

        Reference is made to ITEM 19 "EXHIBITS" for a list of all financial statements and related notes filed as part of this annual report.

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
2.1
Form of Stock Certificate of Registrant's common stock, par value Won 500 per share (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)
2.2
Form of Deposit Agreement among Registrant, The Bank of New York Mellon, formerly known as The Bank of New York, as depositary, and all holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, including the form of American depositary receipt (incorporated by reference to Exhibit 1 of our Registration Statement on Form F-6 (file no. 333-122160) filed with the Securities and Exchange Commission on January 20, 2005)
4.1
Agreement on the Development of Ragnarok Online, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)
4.2
Agreement on the Exclusive License of Copyright Regarding Ragnarok Game Services, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)
4.3
Cooperation Agreement on Ragnarok Game Services, dated May 31, 2002, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

Exhibit No.	Description
4.4	Agreement on Factual Matters, dated November 19, 2002, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)
4.5
Agreement on Ragnarok Game Services and Related Matters, dated January 22, 2003, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)
4.6
Agreement, dated June 3, 2003, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)
4.7
Agreement, dated October 27, 2004, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)
4.8
Ragnarok License and Distribution Agreement, dated July 24, 2002, between GungHo Online Entertainment, Inc. (formerly OnSale Japan K.K.) (licensee in Japan) and Registrant (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)
4.9
Amendment to Ragnarok License and Distribution Agreement, dated September 23, 2004, between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)
4.10
Joint Project Agreement for TV Animation "Ragnarok the Animation," dated October 1, 2004, among Gravity Entertainment Corporation, formerly RO Production Ltd., GDH Co., Ltd., TV Tokyo Medianet Co., Ltd., Amuse Soft Entertainment Co., Ltd. and G&G Entertainment Inc (translation in English, incorporated by reference to Exhibit 10.35 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)
4.11
2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2006 between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 29, 2007)
4.12
Exclusive Ragnarok Online 2 License and Distribution Agreement dated October 15, 2007, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant (incorporated by reference to Exhibit 4.51 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 27, 2008)
4.13
Second Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2008, between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.55 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 27, 2008)

Exhibit No.	Description
4.14	Exclusive Ragnarok Online 2 Authorization to Use and Distribute Software Agreement dated January 21, 2008, between Level Up! Interactive S.A. (licensee in Brazil) and Registrant (incorporated by reference to Exhibit 4.56 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 27, 2008)
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
4.17
Third Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2009, between Gravity Interactive, Inc., and Registrant (incorporated by reference to Exhibit 4.70 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 30, 2009)
4.18
Exclusive Ragnarok Authorization and Distribution Agreement dated March 2, 2009, between Level Up! Interactive S.A. (licensee in Brazil) and Registrant (incorporated by reference to Exhibit 4.73 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 30, 2009)
4.19
Form of Employment Agreement with Director and Senior Management (incorporated by reference to Exhibit 4.75 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 30, 2009)
4.20
Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated September 1, 2009 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.76 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)
4.21
Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2009 between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant (incorporated by reference to Exhibit 4.77 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)
4.22
Fifth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated October 1, 2009 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.78 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)
4.23
Ragnarok Online Exclusive Game License Agreement dated October 22, 2009 between Game Flier International Corporation (licensee in Taiwan, Hong Kong and Macau) and Registrant (incorporated by reference to Exhibit 4.80 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)
4.24
First Amendment to the Exclusive Requiem Online License and Distribution Agreement dated December 1, 2009 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.81 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)

Exhibit No.	Description
4.25	Ragnarok Online Game License Agreement dated February 27, 2010 between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant (incorporated by reference to Exhibit 4.85 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)
4.26
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
4.29
First Amendment to Exclusive Ragnarok License and Distribution Agreement dated August 31, 2010 between Level Up! Inc. (licensee in the Philippines) and Registrant (incorporated by reference to Exhibit 4.90 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 29, 2011)
4.30
Sixth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2011 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.93 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 29, 2011)
4.31
First Amendment to Exclusive Ragnarok Authorization and Distribution Agreement dated January 17, 2011 between Level Up! Interactive S.A. (licensee in Brazil) and Registrant (incorporated by reference to Exhibit 4.94 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 29, 2011)
4.32
Third Amendment to the Exclusive Requiem Online License and Distribution Agreement dated June 16, 2011 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.95 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2012)
4.33
Fourth Amendment to Ragnarok Online Exclusive Game License Agreement dated October 22, 2011 between Game Flier International Corporation (licensee in Taiwan, Hong Kong and Macau) and Registrant (incorporated by reference to Exhibit 4.97 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2012)
4.34
Fourth Amendment to the Exclusive Requiem Online License and Distribution Agreement dated October 26, 2011 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.98 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2012)

Exhibit No.	Description
4.35	Second Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 5, 2012 between AsiaSoft Corporation Public Co., Ltd. (licensee in Thailand) and Registrant (incorporated by reference to Exhibit 4.99 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2012)
4.36
Fifth Amendment to the Exclusive Requiem Online License and Distribution Agreement dated August 1, 2012 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 26, 2013)
4.37
7th Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2012 between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant (incorporated by reference to Exhibit 4.44 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 26, 2013)
4.38
Third Amendment to Exclusive Ragnarok Authorization and Distribution Agreement dated October 29, 2012 between Level Up! Interactive S.A. (licensee in Brazil) and Registrant (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 26, 2013)
4.39
Exclusive Ragnarok License and Distribution Agreement dated January 1, 2013 between Level Up! Inc. (licensee in the Philippines) and Registrant (incorporated by reference to Exhibit 4.46 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 26, 2013)
4.40
Seventh Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2013 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.47 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 26, 2013)
4.41
Lease Agreement dated January 3, 2013, between National IT Industry Promotion Agency and Registrant (translation in English, incorporated by reference to Exhibit 4.48 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 26, 2013)
4.42
Second Amendment to the Ragnarok Online Game License Agreement dated February 27, 2013 between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant (incorporated by reference to Exhibit 4.49 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 26, 2013)
4.43
Third Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 5, 2013 between AsiaSoft Corporation Public Co., Ltd. (licensee in Thailand) and Registrant (incorporated by reference to Exhibit 4.50 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 26, 2013)
4.44*	Amendment to Lease Agreement dated May 1, 2013 between National IT Industry Promotion Agency and Registrant (translation in English)
4.45*	Sixth Amendment to the Exclusive Requiem Online License and Distribution Agreement dated May 7, 2013 between Gravity Interactive, Inc. and Registrant
4.46*	Fifth Amendment to Ragnarok Online Exclusive Game License Agreement dated October 22, 2013 between Game Flier International Corporation (licensee in Taiwan, Hong Kong and Macau) and Registrant

Exhibit No.	Description
4.47*	Eighth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated October 24, 2013 between Gravity Interactive, Inc. and Registrant
4.48*	Seventh Amendment to the Exclusive Requiem Online License and Distribution Agreement dated December 1, 2013 between Gravity Interactive, Inc. and Registrant
4.49*	First Amendment to the Exclusive Ragnarok Online 2 License and Distribution Agreement dated January 1, 2014 between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant
4.50*	Fourth Amendment to Exclusive Ragnarok Authorization and Distribution Agreement dated March 2, 2014 between Level Up! Interactive S.A. (licensee in Brazil) and Registrant
8.1*	List of Registrant's subsidiaries
11.1
Registrant's Code of Ethics (amended, incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 30, 2006)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Letter from Samil PricewaterhouseCoopers to the Securities and Exchange Commission, dated April 30, 2014
101.INS**†	XBRL Instance Document
101.SCH**†	XBRL Taxonomy Extension Schema Document
101.CAL**†	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**†	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**†	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**†	XBRL Taxonomy Extension Presentation Linkbase Document

*
Filed herewith

**
Furnished herewith

†
XBRL (eXtensible Business Reporting Language) information is furnished, is deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRAVITY CO., LTD.
By:	/s/ HEUNG GON KIM Name: Heung Gon Kim Title: Chief Financial Officer

Date: April 30, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of
Gravity Co., Ltd.

        We have audited the accompanying consolidated balance sheet of Gravity Co., Ltd. and subsidiaries (the "Company") as of December 31, 2013, and the related consolidated statement of comprehensive income, changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such 2013 consolidated financial statements present fairly, in all material respects, the financial position of Gravity Co., Ltd. and subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

        Our audits also comprehended the translation of the Korean won amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the accompanying consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers of the financial statements.

/s/ DELOITTE ANJIN LLC Deloitte Anjin LLC

Seoul, KOREA
April 30, 2014

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of
Gravity Co., Ltd.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income (loss), of changes in equity and of cash flows present fairly, in all material respects, the financial position of Gravity Co., Ltd. and its subsidiaries ("the Company"), at December 31 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ SAMIL PRICEWATERHOUSECOOPERS Samil PricewaterhouseCoopers

Seoul, KOREA
April 26, 2013

GRAVITY CO., LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 2012 and 2013

	2012		2013		2013
					(Note 3)
	(In millions of Korean Won and in thousands of US dollars except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	~~W~~	36,455	~~W~~	31,222	$29,588
Short-term financial instruments		17,500		18,000	17,058
Accounts receivable, net (including related party balances of ~~W~~2,575 and ~~W~~1,710, respectively)		7,116		5,333	5,054
Current portion of deferred income tax assets		2,761		1,433	1,358
Other current assets (including related party balances of ~~W~~84 and ~~W~~63, respectively)		4,097		2,663	2,524

Total current assets		67,929		58,651	55,582

Property and equipment, net		3,524		2,315	2,194
Leasehold and other deposits		5,767		5,569	5,277
Capitalized software development cost (including related party balances of ~~W~~544 and nil, respectively)		17,387		12,543	11,885
Other intangible assets		3,020		166	157
Goodwill		3,863		1,210	1,147
Equity method investments		647		—	—
Deferred income tax assets		8,331		7,173	6,797
Other non-current assets		87		138	131

Total assets	~~W~~	110,555	~~W~~	87,765	$83,170

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including related party balances of ~~W~~637 and ~~W~~279, respectively)	~~W~~	5,115	~~W~~	4,374	$4,145
Deferred revenue (including related party balances of ~~W~~559 and ~~W~~479, respectively)		3,006		5,782	5,480
Accrued expense		919		573	543
Other current liabilities		1,335		671	636

Total current liabilities		10,375		11,400	10,804

Long-term deferred revenue (including related party balances of ~~W~~5,503 and ~~W~~4,998, respectively)		9,172		6,875	6,515
Accrued severance benefits		683		263	249
Other non-current liabilities		247		227	215

Total liabilities		20,477		18,765	17,783

Commitments and contingencies
Parent Company Shareholders' equity:
Preferred shares, ~~W~~500 par value, 2,000,000 shares authorized, and no shares issued and outstanding at December 31, 2012 and 2013		—		—	—
Common shares, ~~W~~500 par value, 38,000,000 shares authorized, and 6,948,900 shares issued and outstanding at December 31, 2012 and 2013		3,474		3,474	3,292
Additional paid-in capital		75,395		75,076	71,144
Retained earnings		7,699		(10,889)	(10,319)
Accumulated other comprehensive income		3,001		1,674	1,588

Total parent company shareholders' equity		89,569		69,335	65,705

Non-controlling interest		509		(335)	(318)

Total equity		90,078		69,000	65,387

Total liabilities and equity	~~W~~	110,555	~~W~~	87,765	$83,170

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Years Ended December 31, 2011, 2012 and 2013

	2011		2012		2013		2013
							(Note 3)
	(In millions of Korean Won and in thousands of US dollars except per share data)
Revenue
Online games—subscription revenue	~~W~~	11,556	~~W~~	10,150	~~W~~	8,206	$7,776
Online games—royalties and license fees (including related party revenue of ~~W~~23,890, ~~W~~24,125 and ~~W~~12,455, respectively)		35,552		32,325		21,726	20,588
Mobile games and applications (including related party revenue of ~~W~~4,604, ~~W~~3,296 and ~~W~~4,992, respectively)		6,609		8,262		14,504	13,745
Character merchandising, animation and other revenue (including related party revenue of ~~W~~616, ~~W~~2,621 and ~~W~~1,104, respectively)		3,760		7,044		3,249	3,079

Total net revenue		57,477		57,781		47,685	45,188
Cost of revenue (including related party cost of ~~W~~953, ~~W~~2,072 and ~~W~~119, respectively)		24,243		34,906		35,399	33,545

Gross profit		33,234		22,875		12,286	11,643
Selling, general and administrative expenses (including related party expenses of ~~W~~588, ~~W~~605 and ~~W~~123, respectively)		22,759		20,310		17,063	16,171
Research and development (including related party expenses of ~~W~~317, ~~W~~108 and ~~W~~959, respectively)		4,136		7,018		6,131	5,810
Impairment loss on intangible assets		3,697		14,569		5,822	5,517
Gain on disposal of equity method investments		—		(528)		—	—
Gain on loss of control in a subsidiary		(548)		—		—	—
Settlement cost of litigation		29		—		—	—

Operating income (loss)		3,161		(18,494)		(16,730)	(15,855)
Other income (expenses)
Interest income		1,844		1,763		1,334	1,265
Interest expense		(58)		(55)		(41)	(39)
Foreign currency income (loss), net		180		(902)		(413)	(391)
Others, net		(90)		65		1,225	1,161

Income (loss) before income tax expense (benefit) and equity loss on investments		5,037		(17,623)		(14,625)	(13,859)
Income tax expenses (benefit)		(7,962)		2,584		5,108	4,840

Income (loss) before equity loss on investments		12,999		(20,207)		(19,733)	(18,699)

Equity loss on investments, net		(242)		(333)		(18)	(18)
Net income (loss)		12,757		(20,540)		(19,751)	(18,717)

Net income (loss) attributable to:
Non-controlling interest		(2,171)		(8,316)		(1,163)	(1,103)

Parent company	~~W~~	14,928	~~W~~	(12,224)	~~W~~	(18,588)	$(17,614)

Earnings (losses) per share—basic and diluted:	~~W~~	2,148	~~W~~	(1,759)	~~W~~	(2,675)	$(2.53)

Weighted average number of shares outstanding
Basic and diluted		6,948,900		6,948,900		6,948,900	6,948,900

Other comprehensive loss
Foreign currency translation adjustment ("CTA")
Foreign CTA gains (loss)		(122)		(39)		(102)	(97)
Reclassification adjustment for CTA		(388)		(2)		(1,225)	(1,161)
Net foreign CTA gain (loss)		(510)		(41)		(1,327)	(1,258)

Comprehensive income (loss)		12,247		(20,581)		(21,078)	(19,975)

Comprehensive income (loss) attributable to:
Non-controlling interest		(2,171)		(8,316)		(1,163)	(1,103)

Parent company	~~W~~	14,418	~~W~~	(12,265)	~~W~~	(19,915)	$(18,872)

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years Ended December 31, 2011, 2012 and 2013

	No. of Common Shares	Common Shares		Additional Paid-in Capital		Retained Earnings (Accumulated deficit)		Accumulated Other Comprehensive Income (Loss)		Non-Controlling Interest in Subsidiaries		Total
	(In millions of Korean Won, except number of shares)
Balance at January 1, 2011	6,948,900	~~W~~	3,474	~~W~~	75,395	~~W~~	4,995	~~W~~	3,552	~~W~~	10,996		$98,412
Comprehensive income
Foreign currency translation adjustments, net of tax	—		—		—		—		(510)		—		(510)
Net income (loss)	—		—		—		14,928		—		(2,171)		12,757

Balance at December 31, 2011	6,948,900		3,474		75,395		19,923		3,042		8,825		110,659
Comprehensive loss
Foreign currency translation adjustments, net of tax	—		—		—		—		(41)		—		(41)
Net loss	—		—		—		(12,224)		—		(8,316)		(20,540)

Balance at December 31, 2012	6,948,900		3,474		75,395		7,699		3,001		509		90,078
Comprehensive loss
Foreign currency translation adjustments, net of tax	—		—		—		—		(1,327)		—		(1,327)
Net loss	—		—		—		(18,588)		—		(1,163)		(19,751)
Changes in ownership interest in subsidiaries	—		—		(319)		—		—		319		—

Balance at December 31, 2013	6,948,900	~~W~~	3,474	~~W~~	75,076	~~W~~	(10,889)	~~W~~	1,674	~~W~~	(335)	~~W~~	69,000

	(Note 3)
	(In thousands of US dollars, except number of shares)
Balance at December 31, 2012	6,948,900		$3,292		$71,446		$7,295		$2,846		$483		$85,362
Comprehensive loss
Foreign currency translation adjustments, net of tax	—		—		—		—		(1,258)		—		(1,258)
Net loss	—		—		—		(17,614)		—		(1,103)		(18,717)
Changes in ownership interest in subsidiaries	—		—		(302)		—		—		302		—

Balance at December 31, 2013	6,948,900		$3,292		$71,144		$(10,319)		$1,588		$(318)		$65,387

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2011, 2012 and 2013

	2011		2012		2013		2013
							(Note 3)
	(In millions of Korean Won and in thousands of US dollars)
Cash flows from operating activities
Net income (loss)	~~W~~	12,757	~~W~~	(20,540)	~~W~~	(19,751)	$(18,717)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization		4,088		8,339		7,832	7,422
Allowance for accounts receivable and other receivables		1,021		213		28	27
Impairment loss on intangible assets		3,697		14,569		5,822	5,517
Provision for accrued severance benefits		586		96		67	63
Equity loss on investments, net		242		333		18	18
Gain on disposition of intangible assets		—		—		(100)	(95)
Loss (gain) on foreign currency transactions		(70)		93		68	65
Loss (gain) on disposition of property and equipment		—		(7)		23	22
Gain on loss of control in subsidiaries		(548)		—		—	—
Gain on disposal of equity method investment		—		(528)		—	—
Others		(33)		7		(1,122)	(1,063)
Changes in operating assets and liabilities:
Accounts receivable		1,437		(1,611)		1,660	1,573
Other assets		(5,987)		76		834	790
Accounts payable		(1,366)		(795)		(636)	(603)
Accrued expenses		447		179		(344)	(326)
Deferred revenue		(2,494)		45		517	490
Income tax payable		(364)		(67)		(102)	(96)
Deferred income taxes		(11,715)		(1,025)		2,474	2,345
Payment of severance benefits		(648)		(190)		(444)	(421)
Other liabilities		129		87		(88)	(83)

Net cash provided by (used in) operating activities	~~W~~	1,179	~~W~~	(726)	~~W~~	(3,244)	$(3,072)

Cash flows from investing activities
Increase in short-term financial instruments	~~W~~	(2,223)	~~W~~	(2,500)	~~W~~	(500)	$(474)
Proceeds from disposal of available-for-sale investments		5,021		—		—	—
Decrease in short-term loans receivables		—		176		71	67
Proceeds from disposal of equity method investments		—		913		579	549
Purchase of property and equipment		(1,566)		(1,473)		(620)	(588)
Proceeds from disposal of property and equipment		2		8		17	16
Increase in capitalized software development costs		(4,745)		(2,842)		(946)	(897)
Reduction in cash balances upon deconsolidation of subsidiaries		(515)		(23)		—	—
Decrease in leasehold deposits		—		139		82	77
Disposal of other non-current assets		955		237		23	22
Others, net		278		173		60	57

Net cash used in investing activities		(2,793)		(5,192)		(1,234)	(1,171)

Cash flows from financing activities
Proceeds from borrowings		—		353		—	—
Repayment of borrowings		(168)		(228)		(619)	(586)

Net cash provided by (used in) financing activities		(168)		125		(619)	(586)

Effect of exchange rate changes on cash and cash equivalents		90		(182)		(136)	(130)
Net decrease in cash and cash equivalents		(1,692)		(5,975)		(5,233)	(4,959)

Cash and cash equivalents
Beginning of the year		44,122		42,430		36,455	34,547

End of the year	~~W~~	42,430	~~W~~	36,455	~~W~~	31,222	$29,588

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

        Gravity Co., Ltd. ("Gravity") was incorporated on April 4, 2000 to engage in developing and distributing online games and other related businesses principally in the Republic of Korea and other countries in Asia, North and South America, and Europe. Gravity's principal product, Ragnarok Online, a multiplayer online role playing game, was commercially launched in August 2002.

        Gravity has five subsidiaries. NeoCyon, Inc. and Gravity Games Corporation (formerly Barunson Interactive Corporation) operate in the Republic of Korea, while the others, including Gravity Interactive, Inc., operate in other countries.

        Gravity CIS Co., Ltd. and Gravity RUS Co., Ltd. were excluded from the consolidation during the year ended December 31, 2012 since the Company no longer had control over them (See Note 2).

        On April 1, 2008, GungHo Online Entertainment, Inc. became a majority shareholder by acquiring 52.39% of the voting shares from Heartis Inc., the former majority shareholder, and also acquired additional 6.92% voting shares on June 23 and June 24, 2008. As of December 31, 2013, GungHo Online Entertainment, Inc. has majority ownership and voting rights (59.31%) over the Company.

        The Company conducts its business within one industry segment—the business of developing and distributing online game, software and other related services.

2. Significant Accounting Policies

     Basis of presentation

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

     Principles of consolidation

        The accompanying consolidated financial statements include the accounts of Gravity and the following subsidiaries (collectively referred to as the "Company"). All intercompany balances and transactions have been eliminated in the consolidation.

Subsidiary	Year of Establishment	Year of Obtaining Control	Percentage of Ownership (%)
Gravity Interactive, Inc.	2003	2003	100.00
Gravity Entertainment Corporation	2003	2004	100.00
NeoCyon, Inc.	2000	2005	96.11
Gravity Middle East & Africa FZ-LLC(*1)	2007	2007	100.00
Gravity Games Corporation(*2)	2003	2010	85.50

(*1)
In May 2007, the Company founded Gravity Middle East & Africa FZ-LLC, a wholly owned United Arab Emirates-based subsidiary. Gravity Middle East & Africa FZ-LLC has been in the process of liquidation since September 2008 and the liquidation process is not completed as of December 31, 2013.

(*2)
In October 2010, the Company acquired 50.83% ownership of Barunson Interactive Corporation. Based on the shareholders' meeting held on March 28, 2011, Barunson Interactive Corporation changed its name to Gravity Games Corporation. In August 2013, the Company additionally acquired

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

  34.67% of the share capital of Gravity Games Corporation through additional capital increase. As a result of increase in ownership interest, additional paid-in capital was decreased by ~~W~~319 million and non-controlling interest in subsidiaries increased by the same amount.

        The list of subsidiaries that were excluded from consolidation during the year ended December 31, 2012 is as follows:

Subsidiary	Reason
Gravity CIS Co., Ltd.(*) Gravity RUS Co., Ltd.(*)	Surrendered rights for shares of its investment

(*)
In August 2012, the Company surrendered rights for shares (ownership interest of 99.99% (Gravity RUS Co., Ltd.) and 100% (Gravity CIS Co., Ltd.)) of its investments in accordance with the laws of Russia.

        Investments in entities where the Company holds more than 20% but less than 50% ownership or over which the Company has significant management influence are accounted for using the equity method of accounting and the Company's share of the investee's operations is included in Equity method investments. The Company follows the equity method of accounting for investments in its joint ventures Animation Production Committee, Gravity EU SAS and Ingamba LLC (Note 6).

        Investments in limited partnerships are accounted for using the equity method in accordance with Accounting Standard Codification ("ASC") 323, Investment—Equity Method and Joint Ventures, which requires the use of the equity method unless the investor's interest "is so minor that the limited partner may have virtually no influence over partnership operating and financial policies." The Company follows the equity method of accounting for its investment in Online Game Revolution Fund No. 1 (Note 6).

        The Company recorded its initial investments at cost and records its pro rata share of the earnings or losses in the results of operations of the equity method investees.

     Use of estimates

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include useful lives of fixed assets, salvage values and recovery of property and equipment; recoverability of goodwill and intangible assets; valuation allowances for receivables, realization of deferred income tax assets, and estimated life-cycle of the permanent in-game items. Actual results could differ materially from the estimates and assumptions used.

     Risks and uncertainties

     Industry and revenue

        The industry in which the Company operates is subject to a number of industry-specific risks, including, but not limited to, rapidly changing technologies; significant numbers of new competitive entrants; dependence on key individuals; competition from similar products from larger companies; change in customer preferences; the need for the continued successful development, marketing, and selling

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

of its products and services; and the need for positive cash flows from operations. The Company depends on one key product, "Ragnarok Online," for most of its revenues.

        During the years ended December 31, 2011, 2012 and 2013, the Company generated 83%, 87% and 81% of its revenues from countries in Asia, respectively.

        As of December 31, 2011, 2012, and 2013, GungHo Online Entertainment, Inc. is the only licensee whose related accounts receivable and total revenue exceeds 10% of the Company's total accounts receivable and total revenue, and the proportions are as follows (Note 16):

		2011		2012		2013
Country	Licensee	Accounts Receivable	Revenues	Accounts Receivable	Revenues	Accounts Receivable	Revenues
Japan	GungHo Online Entertainment, Inc.	45%	50%	34%	51%	30%	38%

        The amounts included within the accounts receivable balance as of December 31, 2013 are ~~W~~1,648 million from GungHo Online Entertainment, Inc. There are no other balances with any parties that represent greater than 10% of the total accounts receivable balance.

     Concentrations of credit risk

        Cash and cash equivalents and short-term financial instruments are potentially subject to concentration of credit risk. Cash and cash equivalents and short-term financial instruments are placed with several financial institutions, of which approximately 33% of such amounts are held at one financial institution.

     Revenue recognition

        The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or the service has been delivered or rendered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured.

        The Company derives most of its revenues from online game subscription revenue mainly from Ragnarok Online paid by users in Korea, the United States and Canada, and royalties and license fees paid by the licensees of the Company in overseas markets.

     Online games—subscription revenue

        Players can access certain games free of charge, but may purchase game points to acquire in-game premium features. Subscription revenue consists of revenues from (i) micro-transactions, (ii) subscription fees from Internet cafés and (iii) premium services for individual PC users. Micro-transaction fees for consumable in-game items are deferred when such in-game items are purchased by users and recognized as revenue when the purchased in-game items are used in the games while those for permanent in-game items are recognized ratably as revenues over the estimated life cycle of such in-game items. Micro-transaction fees for in-game items with limited time period are deferred and recognized as revenue in proportion to the number of days lapsed. All online game subscription fees and premium service fees are prepaid. Prepaid subscription fees from Internet cafés are deferred and recognized as revenue on a monthly basis based on actual hours used. Prepaid premium service fees from individual PC users are deferred and recognized as revenue on a monthly basis in proportion to the number of days lapsed.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

        For the sales of consumable in-game items, the Company recognizes revenues as the items are consumed. For the sales of permanent in-game items, the Company recognizes revenues by reflecting the estimated life-cycle of the permanent in-game items.

     Online games—royalties and license fees

        The Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fee and guaranteed minimum royalty payments. The prepaid license fee revenues are recorded as deferred revenue and recognized ratably over the license period. If license agreements are renewed upon expiration of their terms, renewed license fees are deferred and recognized ratably over the new license period.

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

        The guaranteed minimum royalty payments are recorded as deferred revenue and recognized as the royalties are earned. In addition, the Company receives a royalty payment based on a specified percentage of the licensees' sales, including game item revenues. These royalties that exceed the guaranteed minimum royalty are recognized on a monthly basis, as the related revenues are earned by the licensees.

     Mobile games and applications revenue

        Mobile games and applications revenue consists of (i) revenues from micro-transactions and a proportion of the per-download fees that users pay in cases where the Company directly provides mobile games services to users, such as in Korea; (ii) license fees and/or guaranteed minimum royalty payments, and royalty revenues from the Company's licensees to which it licenses the right to market and distribute its mobile games in overseas countries; (iii) contract prices, which are related to various development services and products provided by the Company to third parties, such as developing games embedded in mobile phones, mobile applications, and sound for mobile phones and appliances; (iv) revenues from mobile games operation service for third parties; and (v) intellectual property royalty revenues from third parties that develop and provide services for mobile games based on the Company's original intellectual property.

        Micro-transaction fees are deferred when in-game items are purchased by users and recognized as revenue when the purchased in-game items are used in the game. Per-download fees are recognized on a monthly basis as they are earned. License fees are deferred and recognized ratably as revenue over the license period and guaranteed minimum royalty payments are deferred and recognized as the relevant royalty is earned. Royalty revenues are based on an agreed percentage of each of the licensees' revenues based on the licensees' sales from mobile games. Contract prices are recognized when the products or services have been delivered or rendered and the customers can begin use in accordance with the contractual terms. Revenues from mobile games operation service are based on an agreed percentage of each of the licensors' revenues based on the licensor's sales from the mobile games the Company operates on their behalf and recognized on a monthly basis after the licensor confirms its revenues based on the licensor's sales from the relevant mobile games during the month. Intellectual property royalty revenues are recognized on a monthly basis.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

        Mobile application development service revenues are recognized by measuring progress-to-completion under the percentage-of-completion method. If the Company does not have a sufficient basis to measure progress towards completion, revenues are recognized when it receives final acceptance from the customer that the services have been completed.

     Character merchandising, animation and other revenue

        Character merchandising, animation and other revenue consist of revenues from sales of console games, game character merchandising, animation and other services, including sales of goods related to mobile phones and Web site development and operation services for third parties.

        Revenues from sales of console games are derived from a specified percentage of the publisher's sales after deductibles, including payments to the platform holder and others, and recognized on a quarterly basis as they are earned by the publisher. Royalty payments from game character merchandising are recognized on a quarterly basis as they are earned by the licensee. Contract prices for the Company's services provided to third parties are recognized when the products or services have been delivered or rendered and the customers can begin their use in accordance with the contractual terms.

        The Company also sells goods related to mobile phones, such as accessories and USB data cable or provides contracted services, which is recorded in other revenue. The Company records these sales of goods when delivery has occurred and collectability of the fixed or determinable sales price is reasonably assured.

     Reclassification

        The Company reclassified certain revenue within Mobile games and applications revenue as Character merchandising, animation and other revenue in 2013 as this better represents the nature of the revenue. The same reclassification has been made to all prior periods to conform to the presentation of 2013. The reclassification has no effect on the Company's previously reported total net revenue and other line items on the consolidated financial statements.

     Out-of-Period Adjustments

        The accompanying 2013 consolidated statement of operations includes certain out-of-period adjustments primarily related to the understatement of revenues for in-game items of Won 981 million that were not properly deferred in fiscal year 2012. Management believes the impact of these items, both individually and in the aggregate, to the year ended December 31, 2013 and to prior years presented are not material.

     Cash and cash equivalents

        Cash equivalents consist of time deposits with a maturity of three months or less at the time of purchase.

     Short-term financial instruments

        Short-term financial instruments primarily include time deposits placed with financial institutions which have an original maturity greater than three months but less than one year.

     Allowance for doubtful accounts

        The Company maintains allowances for doubtful accounts receivable based upon the following information: an aging analysis of its accounts receivable balances, historical bad debt rates, repayment patterns, creditworthiness of its customers, and industry trend analysis.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

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

        Depreciation for property and equipment is allocated to cost of revenue, selling, general and administrative expenses or research and development expenses.

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

     Intangible assets

     Capitalized software development costs—online game development costs

        The Company capitalizes certain software development costs relating to online games that will be distributed through subscriptions or licenses. The Company accounts for software development costs in accordance with ASC 985, Costs of Software to be Sold, Leased, or Marketed. Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in research and development expense. Once a software product has reached technological feasibility, then all subsequent software development costs for that product are capitalized until the product is commercially launched. Technological feasibility is evaluated on a product-by-product basis, but typically occurs when the online game has a proven ability to operate on a multiplayer level for a large number of users. Technological feasibility of a product encompasses both technical design documentation and game design documentation.

        The Company amortizes capitalized software development costs relating to games and records such costs as a component of cost of revenues. Amortization is determined as the greater of the amount computed using the ratio of current gross revenues for a game to the total of current and anticipated future

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

gross revenues for that game or the straight-line method amount over the remaining estimated economic life of the game. Amortization starts when a game is available for general release to public users. The Company continually evaluates the reasonableness of the economic life of the capitalized software development costs based on the average life cycle of the games whenever each new game is commercially launched or acquired.

        Capitalized software development costs for games, net of accumulated amortization, at December 31, 2012 and 2013 were ~~W~~17,170 million and ~~W~~12,542 million, respectively. Amortization expense for the years ended December 31, 2011, 2012 and 2013 was ~~W~~25 million, ~~W~~3,852 million and ~~W~~4,613 million, respectively.

        The Company evaluates the recoverability of capitalized software development costs on a product-by-product basis. The recoverability of capitalized software development costs is evaluated based on the expected performance of the specific products to which the costs relate. Criteria used to evaluate expected product performance include: historical performance of comparable products using comparable technology; orders for the product prior to its release; and estimated performance of a sequel product based on the performance of the product on which the sequel is based. Capitalized costs for those products that are cancelled are expensed in the period of cancellation. In addition, an impairment loss shall be recorded when management's forecast for a particular game indicates that unamortized capitalized costs exceed the net realizable value of that asset. Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established, as well as in the ongoing assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional development costs to be incurred. If revised forecasted or actual product sales are changed from the original forecasted amounts utilized in the initial recoverability analysis, the actual impairment charge may be larger than originally estimated in any given period.

        Impairment losses on capitalized software development cost for games for the year ended December 31, 2013 were ~~W~~534 million.

     Capitalized software development costs—website and internal use software development costs

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

        Capitalized software development costs for website and internal use software at December 31, 2012 and 2013 were ~~W~~217 million and ~~W~~90 million, respectively.

        Impairment losses on capitalized software development cost for website and internal use software for the year ended December 31, 2013 were ~~W~~245 million.

     Research and development costs

        Research and development expenses consist primarily of payroll and other overhead expenses which are all expensed as incurred (i) until technological feasibility of an online game is reached or (ii) until commercial operation of a mobile game commences. Once technological feasibility of an online game is reached, these costs are capitalized and, once commercial operation commences, amortized as cost of revenues.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

     Goodwill

        Goodwill is accounted for under ASC 350, Intangibles—Goodwill and Other, which requires that goodwill and indefinite-lived intangible assets are not amortized, but instead be tested at least annually for impairment, and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying amount. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by the Company's management.

        Specifically, qualitative factors are assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the relevant events and circumstances are assessed. If, after assessing the totality of events or circumstances, it is determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then a two-step process of the goodwill impairment test is not performed. If it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the first step of the two-step goodwill impairment test is performed. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized immediately in an amount equal to that excess. The goodwill impairment test is carried out at the reporting unit, which is either an operating division or a subdivision, for which stand-alone financial information is available to the management personnel of such division or subdivision for evaluating operating results.

     Acquired in-process research and development ("IPR&D") technology

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

     Advertising

        The Company expenses advertising costs as incurred. Advertising expense was ~~W~~3,121 million, ~~W~~4,585 million and ~~W~~2,852 million for the years ended December 31, 2011, 2012 and 2013, respectively.

     Accrued severance benefits and pension plan

        Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on the length of service and rate of pay at

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

the time of termination. Accrued severance benefits are estimated assuming all eligible employees were to terminate their employment at the balance sheet date in compliance with relevant laws in Korea. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of ASC 715, Compensation—Retirement Benefits.

        Gravity and NeoCyon introduced a defined contribution pension plan in 2005 and 2011, respectively, and provide an individual account for each participant. A plan's defined contributions to an individual's account are to be made for periods in which that individual renders services, the net pension cost for a period shall be the contribution called for in that period.

     Foreign currency translation

        The Korean parent company and its subsidiaries use their local currencies as their functional currencies. The financial statements of the subsidiaries in functional currencies other than the Korean Won are translated into the Korean Won in accordance with ASC 830, Foreign Currency Matters. All assets and liabilities of the foreign subsidiaries are translated into the Korean Won at the exchange rate in effect at the end of the period, and capital accounts are determined to be of a permanent nature and are therefore translated using historical exchange rates. Revenues and expenses are translated at average exchange rates during the period. The effects of foreign currency translation adjustments are reflected in the cumulative translation adjustment account, reported as a separate component of comprehensive income in shareholders' equity.

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

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

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

     Fair Value Measurements

        Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset and liability. As a basis for considering such assumptions, a fair value hierarchy has been established that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

  •
  Level 1—Quoted prices in active exchange markets involving identical assets or liabilities.

  •
  Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  •
  Level 3—Inputs that are generally unobservable and typically reflect management estimates of assumptions and inputs using a binomial lattice model as the valuation technique.

     Fair Value of Financial Instruments

        ASC Topic 825, Financial Instruments, requires disclosure of the fair value of financial instruments for which the determination of fair value is practicable. The fair values of the Company's cash and cash equivalents, short-term financial instruments, accounts receivable and other current assets, accounts payable and other current liabilities approximate carrying values due to the short maturity of these instruments.

     Earnings (losses) per share

        Basic earnings (losses) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding for all periods. Diluted earnings (losses) per share is computed by dividing net earnings (losses) by the weighted average number of common shares outstanding, increased by common stock equivalents. Common stock equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company's outstanding stock options. However, potential common shares are not included in the denominator of the diluted earnings (losses) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

     Reclassification

        Certain reclassifications have been made to the 2011 and 2012 consolidated financial statements to conform to the 2013 presentation.

     Recent accounting pronouncements

        In December 2011 and January 2013, the Financial Accounting Standards Board ("FASB") issued FASB Accounting Standards Update ("ASU") 2011-11, Disclosures about Offsetting Assets and Liabilities, and ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, respectively, which create new disclosure requirements about the nature of an entity's rights of offset and related

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards ("IFRS"). The adoptions of ASU 2011-11 and 2013-01 did not have a material impact on the Company's consolidated financial statements.

        In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment, as an update to the authoritative guidance related to testing indefinite-lived intangible assets for impairment. This update gives an entity the option to first consider certain qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. This update is effective for the indefinite-lived intangible asset impairment test performed for fiscal years beginning after September 15, 2012 with early adoption permitted. The Company has early adopted this ASU and the adoption had no material impact on the Company's consolidated financial statements.

        In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, to require new disclosures about reclassifications from accumulated other comprehensive income to net income. These disclosures may be presented on the face of the statements or in the notes to the consolidated financial statements. The standards update is effective for fiscal years beginning after December 15, 2012 with early adoption permitted. The Company adopted the provisions of ASU 2013-02 in the year ended December 31, 2013, and has presented its requirements in the consolidated statements of comprehensive income (loss).

        In March 2013, the FASB issued ASU 2013-05, Foreign Currency Matters, to clarify the accounting for the release of a cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

        In July 2013, the FASB issued ASU 2013-11, Income Taxes, which requires the presentation of certain unrecognized tax benefits as reductions to deferred tax assets rather than as liabilities in the Consolidated Balance Sheets when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The new standard requires adoption on a prospective basis in the first quarter of 2015; however, early adoption is permitted. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

3. Convenience Translation into United States Dollar Amounts

        The Company reports its consolidated financial statements in Korean Won. The United States dollar ("US dollar") amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,055.25 Korean Won to one US dollar, which is the noon buying rate of the U.S. Federal Reserve Board in effect on December 31, 2013. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into US dollars at that or any other rate.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Restricted Assets

        As of December 31, 2013, one of the Company's subsidiaries, Gravity Games Corporation has a restricted long-term financial instrument amounting to ~~W~~5 million provided to a financial institution as a guarantee for the issuance of credit card. The Company records this restricted long-term investment as other non-current assets.

5. Allowance for doubtful accounts

        Changes in the allowance for accounts receivable for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011		2012		2013
	(In millions of Korean Won)
Balance at beginning of year	~~W~~	5	~~W~~	8	~~W~~	9
Provision for allowances		21		6		23
Reversal of previous provision		—		—		—
Write-offs		(18)		(5)		—

Balance at end of year	~~W~~	8	~~W~~	9	~~W~~	32

        Changes in the allowance for loan receivable for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011		2012		2013
	(In millions of Korean Won)
Balance at beginning of year	~~W~~	—	~~W~~	1,000	~~W~~	1,200
Provision for allowances		1,000		200		—
Reversal of previous provision		—		—		—
Write-offs		—		—		—

Balance at end of year	~~W~~	1,000	~~W~~	1,200	~~W~~	1,200

        In 2011, the Company amended the loan agreement with Naru Entertainment Corporation ("Naru") so that ~~W~~300 million of the loan should be paid by Naru in 2012 from funding provided by a third party, and the rest of the loan, amounting to ~~W~~1,000 million, and its accrued interest at 8% annually, will be paid by revenue sharing payments in the future.

        As of December 31, 2013, short-term and long-term loans receivable due from Naru were ~~W~~200 million and ~~W~~1,000 million, respectively. The Company provided bad debt reserve of ~~W~~1,000 million in 2011. Additional reserve of ~~W~~200 million was provided for bad debt in 2012 as Naru reported the closure of business during 2012.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Equity Method Investment

        The Company's equity method investment balance is comprised of the following at December 31:

	2012		2013
	(In millions of Korean Won)
Animation Production Committee	~~W~~	—		—
Online Game Revolution Fund No. 1		647		—
Gravity EU SAS		—		—
Ingamba LLC		—		—

Total equity method investments	~~W~~	647	~~W~~	—

        The Company's equity income (loss) on investments is comprised of the following for the years ended December 31:

	2011		2012		2013
	(In millions of Korean Won)
Animation Production Committee	~~W~~	—	~~W~~	—	~~W~~	—
Online Game Revolution Fund No. 1		(38)		(51)		(18)
Gravity EU SAS		(70)		(257)		—
Ingamba LLC		(134)		(25)		—

Total equity income (loss) on investments	~~W~~	(242)	~~W~~	(333)	~~W~~	(18)

     Animation Production Committee

        In April 2004, the Company's subsidiary, Gravity Entertainment Corporation, invested ¥123 million (~~W~~1,358 million) for a 30% interest in "Animation Production Committee," a joint venture, which was incorporated in Japan to produce an animation of Ragnarok Online. The investment was accounted for under the equity method of accounting. In 2006, the Company discontinued applying the equity method as the investment was reduced to zero. The Company does not have any contractual obligation to fund the further losses of the joint venture.

     Online Game Revolution Fund No. 1

        In 2005, the Company entered into a limited liability partnership agreement to invest the committed amount of ¥1,000 million (~~W~~8,713 million) in Online Game Revolution Fund No. 1, a limited liability partnership (the "Partnership"). In 2005, 2006, 2008 and 2009, the Company invested ¥100 million (~~W~~869 million), ¥150 million (~~W~~1,245 million), ¥642 million (~~W~~6,054 million) and ¥18 million (~~W~~229 million), respectively. As of December 31, 2012, the Company, SoftBank Corporation and GungHo Online Entertainment, Inc. ("GungHo") had interests of 16.39%, 49.18% and 8.20%, respectively, in Online Game Revolution Fund No. 1. The Company had 16.39% interest in the Partnership as a limited partner, and could not significantly influence the Partnership's operation and financial policies per the limited liability partnership agreement. However, the Company accounted for the investment under the equity method of accounting in accordance with ASC 323, Investment—Equity Method and Joint Ventures, which requires the use of the equity method unless the investors' interest is so minor that the limited partner may have virtually no influence over the Partnership's operating and financial policies. The Company recorded the losses of the Partnership as equity amounting to ~~W~~38 million, ~~W~~51 million and ~~W~~18 million in 2011, 2012 and 2013, respectively.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Equity Method Investment (Continued)

        This Partnership was operated in Japan and the objective of the Partnership was to invest in business relating to online games for the benefit of all the partners. The Partnership invested in eight games since its operations began.

        On December 31, 2010, the term of the Partnership expired and it was liquidated on June 18, 2013. The Company received liquidation proceeds amounting to ~~W~~579 million and the entire accumulated other comprehensive income balance of ~~W~~1,234 million that relates to the Partnership was reclassified to other income, which was partially offset by the difference between the liquidation proceeds and the carrying amount of the Partnership.

     Ingamba LLC

        In June 2010, the Company invested Russian Ruble 13 million (~~W~~502 million), which represented 25% of Ingamba LLC's total capital, in order to distribute the Company's games in Russia. The investment in Ingamba LLC was accounted for as an equity method investment. The Company recorded gain on investments as equity amounting to ~~W~~13 million in 2010 and loss on investments as equity amounting to ~~W~~134 million and ~~W~~25 million in 2011 and 2012, respectively. Ingamba LLC was disposed for $800 thousand (~~W~~851 million) in May 2012 and the related gain on disposal of equity investments of ~~W~~528 million was recognized.

     Gravity EU SAS

        In 2011, Gravity EU SASU issued new shares to new investors and the Company and then transformed into a joint venture named Gravity EU SAS. Due to a dilution of the Company's interest in Gravity EU SASU, the Company's ownership of the investee decreased from 100% to 25%. Gravity EU SAS was excluded from the consolidation during the year ended December 31, 2011 since the Company no longer had control over it. Upon deconsolidation, the Company recorded its retained interest in Gravity EU SAS at fair value at the date of deconsolidation. As a result, a gain on loss of control in a subsidiary of ~~W~~548 million was recognized in the consolidated statements of comprehensive income (loss) in 2011. And the entire accumulated other comprehensive income balance that relates to Gravity EU SASU was recognized as a part of the gain. Gravity EU SAS was accounted for by using the equity method since August 2011 and recognized equity loss on investments amounting to ~~W~~70 million and ~~W~~257 million in 2011 and 2012, respectively. In 2012 and 2013, the Company discontinued applying the equity method as the investment was reduced to zero. The Company does not have any contractual obligation to fund further losses of Gravity EU SAS. As the investments in equity securities were written down to zero, the equity method accounting ceased and the equity loss on investments of ~~W~~258 million was not recorded for the year ended December 31, 2013.

7. Fair value of financial instruments

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

        The Company's financial instruments are measured and recorded at fair value, except for cost method investments. The Company's non-financial assets, such as goodwill, intangible assets, and property and

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Fair value of financial instruments (Continued)

equipment, are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment charge is recognized.

        As discussed in Note 2, the Company adopted ASC 825, which permits entities to choose to measure financial instruments and certain other items at fair value and consequently report unrealized gains and losses on these items in earnings. ASC 825 was effective for the Company's fiscal year beginning January 1, 2009. The Company has elected the fair value option to measure its short-term available-for-sale investments.

        The estimated fair value of financial assets is determined by the Company, using available market information and valuation methodologies considered to be appropriate. However, considerable judgment is required in interpreting market data to develop the estimates of fair value.

        As of December 31, 2012 and 2013, the Company's financial assets consist of cash, short-term financial instruments, accounts receivable, other current assets, accounts payable, and other current liabilities. The Company's carrying amounts of cash and cash equivalents, short-term financial instruments, accounts receivable, other current assets, accounts payable and other current liabilities approximate fair value due to the short-term nature of these instruments.

8. Property and Equipment, Net

        Property and equipment as of December 31, 2012 and 2013 consist of the following:

	2012		2013
	(In millions of Korean Won)
Computer and equipment	~~W~~	10,867	~~W~~	7,212
Furniture and fixtures		2,100		2,149
Vehicles		89		78
Capital lease assets		1,140		1,287
Leasehold improvements		771		746
Software externally-purchased		11,531		11,898

		26,498		23,370
Less accumulated depreciation		(22,974)		(21,055)

	~~W~~	3,524	~~W~~	2,315

        Depreciation expenses for the years ended December 31, 2011, 2012 and 2013 were ~~W~~1,651 million, ~~W~~1,903 million and ~~W~~1,852 million, respectively.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Goodwill and other intangible assets

        Capitalized software development cost and other intangible assets as of December 31, 2012 and 2013 consist of the following:

	At December 31, 2012								At December 31, 2013
	Gross Carrying Amount		Accumulated Amortization		Accumulated Impairment		Net Carrying Amount		Gross Carrying Amount		Accumulated Amortization		Accumulated Impairment		Net Carrying Amount
	(In millions of Korean Won)
Capitalized software development cost	~~W~~	29,010	~~W~~	(11,623)	~~W~~	—	~~W~~	17,387	~~W~~	29,558	~~W~~	(16,236)	~~W~~	(779)	~~W~~	12,543
Acquired intangible assets
Product technology		18,536		(11,565)		(4,609)		2,362		18,536		(12,503)		(6,033)		—
IPR&D technology		8,503		—		(8,503)		—		8,503		—		(8,503)		—
Trademarks		520		(350)		—		170		549		(380)		(3)		166
Others		2,204		(690)		(1,026)		488		3,078		(1,089)		(1,989)		—

Total	~~W~~	58,773	~~W~~	(24,228)	~~W~~	(14,138)	~~W~~	20,407	~~W~~	60,224	~~W~~	(30,208)	~~W~~	(17,307)	~~W~~	12,709

        The Company capitalized ~~W~~5,261 million, ~~W~~2,303 million and ~~W~~548 million of R&D costs in accordance with ASC 985, Costs of Software to be Sold, Leased, or Marketed in 2011, 2012 and 2013, respectively.

        All of the Company's intangible assets other than goodwill and IPR&D are subject to amortization. No significant residual value is estimated for the intangible assets. Aggregate amortization expenses for intangible assets for the years ended December 31, 2011, 2012 and 2013 were ~~W~~2,631 million, ~~W~~6,479 million and ~~W~~5,980 million, respectively.

        The Company recognized impairment loss of ~~W~~779 million for capitalized software development cost (Ragnarok Odyssey Ace, Ragnarok Online Guild Masters, and Game Station, a mobile game service platform) and ~~W~~3 million for trademarks in 2013.The Company recognized impairment losses of ~~W~~2,225 million and ~~W~~1,424 million for product technology (Dragonica and Jeweled Planet) in 2012 and 2013, respectively. Impairment charges amounting to ~~W~~227 million and ~~W~~963 million for other intangible assets were recognized in 2012 and 2013, respectively. Additionally, the Company recognized an impairment loss of ~~W~~8,503 million for IPR&D technology (East Road) in 2012.

        Despite the Company's various efforts, a significant decrease in revenue of Dragonica was noted in the third quarter of 2012 and fourth quarter of 2013, which were trigger events for the impairment analysis of Dragonica. As the carrying amount of Dragonica exceeded the sum of its estimated undiscounted future cash flows from future use, Dragonica was considered fully impaired. The Company recognized impairment losses of ~~W~~2,161 million and ~~W~~1,424 million for Dragonica in 2012 and 2013, respectively.

        Eternal Destiny was commercially launched in August 2011, but did not gain popularity in market. The Company ceased offering commercial service in November 2011, which was a triggering event for the impairment of Eternal Destiny. As the carrying amount of Eternal Destiny exceeded the sum of its estimated undiscounted future cash flows from future use, Eternal Destiny was considered fully impaired. An impairment charge amounting to ~~W~~799 million was recognized in 2011.

        Maestia was commercially launched in August 2012, but did not gain popularity in market. As the carrying amount of Maestia exceeded the sum of its estimated undiscounted future cash flows from future

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Goodwill and other intangible assets (Continued)

use, Maestia was considered fully impaired. An impairment charge amounting to ~~W~~237 million was recognized in 2013.

        Requiem Returns W was commercially launched in June 2013, but did not gain popularity in market. As the carrying amount of Requiem Returns W exceeded the sum of its estimated undiscounted future cash flows from future use, Requiem Returns W was considered fully impaired. An impairment charge amounting to ~~W~~382 million was recognized in 2013.

        Steal Fighter was commercially launched in February 2013, but did not gain popularity in market. The Company ceased offering commercial service in February 2014, which was a triggering event for the impairment of Steal Fighter. As the carrying amount of Steal Fighter exceeded the sum of its estimated undiscounted future cash flows from future use, Steal Fighter was considered fully impaired. An impairment charge amounting to ~~W~~344 million was recognized in 2013.

        In addition, the Company decided to cease its development of East Road due to the low likelihood that the game will be commercially successful, which triggered impairment of East Road in 2012. As the carrying amount of East Road exceeded the sum of its estimated undiscounted future cash flows from future use, East Road was considered fully impaired in 2012. The Company recognized an impairment loss of ~~W~~8,503 million. An impairment loss of ~~W~~227 million was recognized for other intangible assets due to the significant decrease in the revenue related to such assets in 2012.

        The Company developed Ragnarok Odyssey Ace, a PS VITA game, in a joint effort with GungHo Online Entertainment, Inc. and commercialized the game in August 2013. The carrying amount of Ragnarok Odyssey Ace, a PS VITA game, exceeded the sum of its estimated undiscounted future cash flows from future use and it was a trigger event for the impairment analysis of Ragnarok Odyssey Ace, a PS VITA game. The Company recognized impairment losses of ~~W~~381 million and fully wrote it off due to impairment in 2013.

        The Company developed Ragnarok Online Guild Masters and commercialized the game in October 2011, but did not gain popularity in market. The Company ceased offering commercial service in March 2013, which was a triggering event for the impairment of Ragnarok Online Guild Masters. As the carrying amount of Ragnarok Online Guild Masters exceeded the sum of its estimated undiscounted future cash flows from future use, Ragnarok Online Guild Masters was considered fully impaired. An impairment charge amounting to ~~W~~154 million was recognized in 2013.

        The Company developed Game Station, a mobile game service platform, but the carrying amount of Game Station, a mobile game service platform, exceeded the sum of its estimated value in use. An impairment charge amounting to ~~W~~244 million was fully recognized in 2013, as the carrying amount of Game Station, a mobile game service platform, exceeded its present value of the future cash flows expected to be derived.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Goodwill and other intangible assets (Continued)

        Changes in goodwill balances for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011		2012		2013
	(In millions of Korean Won)
Balance at beginning of the year
Goodwill	~~W~~	8,232	~~W~~	8,232	~~W~~	8,232
Accumulated impairment losses		(241)		(755)		(4,369)

		7,991		7,477		3,863

Impairment losses		(514)		(3,614)		(2,653)
Balance at end of the year
Goodwill		8,232		8,232		8,232
Accumulated impairment losses		(755)		(4,369)		(7,022)

	~~W~~	7,477	~~W~~	3,863	~~W~~	1,210

        We performed our annual impairment test for goodwill at all of our reporting units using data as of December 31, 2013. In performing the valuations, we used cash flows, which reflected management's forecasts and discount rates which reflect the risks associated with the current market. Prior to performing the two-step impairment test for goodwill, we performed a qualitative assessment for the reporting units NeoCyon and Gravity Games.

        In 2013, we performed the annual impairment test for goodwill for NeoCyon, the fair value of the business reporting unit NeoCyon was determined to be greater than its book value. Therefore, we concluded not to recognize impairment loss for NeoCyon.

        In performing the annual impairment test for goodwill for Gravity Games, the fair value of the business reporting unit Gravity Games was determined to be lower than its book value. Therefore, during the fiscal year ended December 31, 2013, we recorded impairment losses of Won 2,653 million (US$2,514 thousand) in reporting unit of Gravity Games due to the overall decline in the fair value of the reporting unit and uncertainty in the future. The fair value of the reporting unit was estimated principally using the expected present value of the future cash flows.

        As of December 31, 2013, the fair value of the business reporting unit for Gravity Games Corporation was determined to be lower than the book value of the business reporting unit for Gravity Games Corporation. Therefore, in 2013, the Company recorded an impairment loss of ~~W~~2,653 million in the reporting unit of Gravity Games Corporation. As a result of impairment, the goodwill for the reporting unit of Gravity Games Corporation was fully written off as of December 31, 2013.

        The impairment was due to declines in projected future revenues as compared to the projections of revenue used for the 2012 annual impairment test. During the fiscal year ended December 31, 2011 and 2012, the Company recorded an impairment loss of ~~W~~514 million and ~~W~~3,614 respectively, for the Gravity Games Corporation reporting unit due to the decline in the fair value of the reporting unit and a decline in projected future revenues.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Goodwill and other intangible assets (Continued)

        Expected amortization expenses related to the current net carrying amount of intangible assets are as follows:

(In millions of Korean Won)
2014	4,006
2015	3,964
2016	3,964
2017	675
2018 and thereafter	100

12,709

10. Accrued Severance Benefits

        Changes in accrued severance benefits for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011		2012		2013
	(In millions of Korean Won)
Balance at beginning of year	~~W~~	1,031	~~W~~	916	~~W~~	683
Provisions for severance benefits		586		96		67
Severance payments		(648)		(190)		(444)
Terminated but not yet paid		(53)		(139)		(43)

Balance at end of year	~~W~~	916	~~W~~	683	~~W~~	263

        In 2005, Gravity introduced a defined contribution pension plan ("Pension Plan") in accordance with the Employee Benefit Security Act of Korea and entered into a nonparticipating defined contribution insurance contract with a life insurance company. Gravity's contribution to the Pension Plan was ~~W~~1,085 million, ~~W~~1,190 million and ~~W~~1,114 million in 2011, 2012 and 2013, respectively. In 2011, NeoCyon, Inc. also introduced a pension plan. ~~W~~97 million, ~~W~~390 million, and ~~W~~467 million were recognized as a cost for such pension plan in 2011, 2012 and 2013, respectively. For the contributions already paid, Gravity and NeoCyon will have no legal or constructive obligation to pay further amounts and therefore no severance benefits were accrued. The accrued severance benefits recorded at December 31, 2013 relate to the other subsidiaries which have not implemented a Pension Plan.

11. Commitments and Contingencies

        As of December 31, 2013, the Company has outstanding licensing agreements for Ragnarok Online with 10 companies internationally. Based on the agreements with the licensees, the Company receives certain amounts (24% to 40%) of each licensee's revenues as royalty.

        As of December 31, 2013, the Company has contracts for the exclusive rights of Ragnarok Online II game distribution and sales with GungHo Online Entertainment, Inc. in Japan, AsiaSoft Corporation Public Co., Ltd. in Thailand, Level up! Inc. in the Philippines, AsiaSoft Online Pte. Ltd., in Singapore and Malaysia, AsiaSoft Corporation Public Co., Ltd. in Vietnam, PT. Lyto Datarindo Fortuna in Indonesia and Level up! Interactive S.A. in Brazil. The contract periods of these license agreements range from two to four years after commercialization in each geographical location.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Commitments and Contingencies (Continued)

        As of December 31, 2013, the Company has outstanding licensing agreements for Dragonica with six companies internationally. Based on the agreements with the licensees, the Company receives certain amounts (20% to 25%) of each licensee's revenues as royalty.

        As of December 31, 2013, the license fee the Company has committed to pay upon the commercial launches of the licensed games were ~~W~~200 million and ~~W~~450 million for Steal Fighter and a Web browser-based game, respectively. But the agreement for Steal Fighter was terminated in January 2014.

        The Company entered into various capital lease agreements to utilize game servers. The Company made principal and interest payments of $151 thousand (~~W~~175 million) and $52 thousand (~~W~~61 million) in 2011 and $203 thousand (~~W~~216 million) and $36 thousand (~~W~~39 million) in 2012, respectively. In 2013, the Company entered into additional capital lease payment agreements which increased the total capital lease payment by $173 thousand (~~W~~182 million). Therefore, the Company made principal and interest payments of $243 thousand (~~W~~256 million) and $22 thousand (~~W~~23 million) in 2013, respectively.

        Future minimum lease payments for the leases as of December 31, 2013, are as follows:

	2014				2015				2016
	Principal		Interest		Principal		Interest		Principal		Interest
	(In thousands of US dollars)
Capital lease		$137		$11		$107		$4		$14	—
		(In millions of Korean Won)
	~~W~~	145	~~W~~	12	~~W~~	113	~~W~~	4	~~W~~	15	—

        In addition to the capital lease above, the Company leases certain properties which are considered to be operating leases. Rental expenses incurred under these operating leases were ~~W~~2,949 million, ~~W~~2,796 million and ~~W~~2,342 million for the years ended December 31, 2011, 2012 and 2013, respectively. The Company entered into a lease agreement with Korea Software Industry Promotion Agency in 2008 and recorded a guarantee deposit of ~~W~~1,247 million as of December 31, 2013.

        Future minimum rental payments for the operating leases as of December 31, 2013, are as follows:

	(In millions of Korean Won)
2014	~~W~~	2,251
2015		135
2016		81
2017		—

	~~W~~	2,467

     Litigation

        In April 2009, the Company repatriated ~~W~~1,820 million ($1.4 million) from Gravity Middle East & Africa FZ-LLC ("ME&A"), which was the primarily remaining net assets of ME&A. ME&A has been in the process of liquidation since September 2008. In August 2010, the director and manager of ME&A, as a representative of ME&A, filed a lawsuit against the Company and some of its directors and officers on the subject of them being accused of the repatriation of ME&A claiming an aggregate of ~~W~~1,628 million (AED 5 million and related interest plus litigation costs). In November 2011, the case was decided in favor of the plaintiff and the Company filed an appeal with the Seoul High Court and paid a deposit in court amounting to ~~W~~4,140 million to proceed with the appeals against the dismissal of the case regarding the repatriation of capital funds from ME&A. The court ruled partially in favor of the plaintiff in December

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Commitments and Contingencies (Continued)

2012. The Company filed a final appeal in December 2012 and the plaintiff filed a final appeal in January 2013 with the Supreme Court of Korea. No amount was accrued because the above case would not result in a loss for the Company.

        In May 2010, former executive filed another lawsuit claiming employment termination without cause, amounting to ~~W~~50 million. The case was dismissed and the plaintiff filed an appeal with the Seoul High Court in April 2011. The Court dismissed the plaintiff's appeal in March 2013 and the plaintiff filed a final appeal with the Supreme Court of Korea in April 2013. The Supreme Court of Korea ceased to hear such appeals and ruled such appeals dismissed in July 2013.

        Furthermore, in June 2011, the former executive filed another lawsuit against the Company claiming nullity of dismissal and seeking remuneration, amounting to ~~W~~110 million due regarding the remainder of his term. In June 2012, the case was decided in favor of the Company and the plaintiff filed an appeal with the Seoul High Court. In January 2013 the appeal was withdrawn by the plaintiff.

12. Shareholders' Equity

        As of December 31, 2013, Gravity is authorized to issue a total of 40 million shares with a par value of ~~W~~500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of this authorized amount, Gravity is authorized to issue up to 2 million non-voting preferred shares. Under the articles of incorporation, holders of non-voting preferred shares are entitled to receive dividends of not less than 1% and up to 15% of the par value of such shares, the exact rate to be determined by Gravity's Board of Directors at the time of issuance, provided that the holders of preferred shares are entitled to receive dividend at a rate not lower than that determined for holders of common shares. Gravity does not have any non-voting preferred shares outstanding.

        As of December 31, 2013, the Company had a total of 6,948,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are registered.

13. Earnings (losses) Per Share

        The components of basic and diluted earnings (losses) per share are as follows:

	2011		2012		2013
	(In millions of Korean Won, except per share data)
Net income (loss) available for common shareholders (A)	~~W~~	14,928	~~W~~	(12,224)	~~W~~	(18,588)
Weighted average outstanding shares of common shares (B)		6,948,900		6,948,900		6,948,900

Earnings (losses) per share Basic and diluted (A/B)	~~W~~	2,148	~~W~~	(1,759)	~~W~~	(2,675)

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes

        Income tax expenses (benefit) for the years ended December 31, 2011, 2012 and 2013 consist of the following:

	2011		2012		2013
	(In millions of Korean Won)
Income (loss) before income taxes
Domestic	~~W~~	4,878	~~W~~	(16,761)	~~W~~	(13,403)
Foreign		159		(862)		(1,222)

		5,037		(17,623)		(14,625)

Current income taxes
Domestic		3,694		3,715		2,634
Foreign		70		4		—

		3,764		3,719		2,634

Deferred income taxes (benefit)
Domestic		(11,726)		(1,135)		2,474
Foreign		—		—		—

		(11,726)		(1,135)		2,474

Total income tax expenses (benefit)	~~W~~	(7,962)	~~W~~	2,584	~~W~~	5,108

        Income taxes recognized directly in other comprehensive income for the years ended December 31, 2012 and 2013 are ~~W~~104 million and ~~W~~17 million, respectively.

        The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of December 31, 2012 and 2013 are as follows:

	2012		2013
	(In millions of Korean Won)
Deferred tax assets
Accrued expense	~~W~~	342	~~W~~	294
Allowance for doubtful		660		1,148
Investments in subsidiaries and equity method investees		1,345		232
Depreciation and amortization		1,032		743
Deferred revenue		736		934
Provisions for severance benefits		80		15
Net operation loss carryforwards in subsidiaries		3,703		7,085
Foreign tax credit carryforwards		20,433		19,441
Tax credit carryforwards for research and human resource development		2,763		3,027
Tax credit carryforwards for social insurance for employment increase		—		78
Others		133		106

Total deferred tax assets		31,227		33,103
Less valuation allowance		(19,712)		(24,352)

	~~W~~	11,515	~~W~~	8,751

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

	2012		2013
	(In millions of Korean Won)
Deferred tax liabilities
Accrued income	~~W~~	76	~~W~~	80
Depreciation and amortization		—		—
Investments in subsidiaries and equity method investees		347		65
Intangible assets		—		—
Unrealized foreign exchange gains		—		—
Others		—		—

Total deferred tax liabilities		423		145
Net deferred tax assets (liabilities)	~~W~~	11,092	~~W~~	8,606

Reported as
Current portion of deferred income tax assets	~~W~~	2,761	~~W~~	1,433
Non-current deferred income tax assets	~~W~~	8,331	~~W~~	7,173
Non-current deferred income tax liabilities	~~W~~	—	~~W~~	—

        Deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Realization of the future tax benefits related to the deferred income tax assets is dependent on many factors, including the Company's ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the Company operates, and the overall future industry outlook.

        In assessing the realizability of deferred income tax assets, management considered whether it was more likely than not that some portion or all of the deferred income tax assets would not be realized. In particular, a significant portion of the tax credit carryforwards is expected to expire if the Company does not generate sufficient taxable income in Korea as expected. The ultimate realization of deferred income tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences became deductible. Management considered the scheduled reversal of deferred tax liabilities, uncertainty in the future taxable income, the tax structure of the Company and tax planning strategies in making this assessment. In 2012 and 2013, based on the level of historical taxable income and the future taxable income under the Company's business plan over the periods in which the deferred tax assets were deductible, management believed it was more likely than not that ~~W~~7,214 million and ~~W~~2,642 million or 34% and 13% of the deferred tax assets from tax credit carry forwards is realizable for Gravity. For net operating loss carry forwards in 2013, management believed it was more likely than not ~~W~~1,980 million or 100% of the deferred tax assets is realizable for Gravity.

        As of December 31, 2013, Gravity Co., Ltd. in Korea recorded deferred tax assets from temporary differences of ~~W~~2,596 million, foreign tax credit carryforwards and tax credit carryforwards for research and human resource development etc. of ~~W~~18,107 million and ~~W~~1,683 million, respectively, which expire from 2014 to 2018. Based on the Company's historical and projected net and taxable income, the Company determined that it would be able to realize ~~W~~1,488 million or 57% of the temporary differences and ~~W~~2,642 million or 13% of tax credits carryforwards, and recognized a valuation allowance of ~~W~~17,148 million on the amount of available tax credit carryforwards at an effective rate expected to be incurred to Gravity in Korea. Gravity as a controlling company did not recognize the deferred tax assets from outside basis difference amounting to ~~W~~5,118 million on investment in subsidiaries since Gravity has no plan or intention to dispose those entities in the foreseeable future. The deferred tax liabilities from

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

outside basis difference amounting to ~~W~~221 million on investment in subsidiary were also not recognized since Gravity is able to control the timing of the reversal and it is probable that the difference will not reverse in the foreseeable future.

        As of December 31, 2013, Gravity Entertainment Corporation, the Company's 100% owned subsidiary in Japan, recorded deferred tax assets from temporary differences of ~~W~~103 million and available loss carryforwards of ~~W~~28 million which expire from 2014 to 2020. Based on this subsidiary's historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences and loss carryforwards, and recognized a valuation allowance of ~~W~~131 million on the full amount of the temporary differences and available loss carryforwards at an effective rate expected to be incurred in Japan.

        As of December 31, 2013, Gravity Interactive, Inc., the Company's 100% owned subsidiary in the United States of America, recorded deferred tax assets from available loss carryforwards of ~~W~~2,063 million for federal tax and ~~W~~534 million for state tax, respectively, which expire from 2029 to 2033. Based on this subsidiary's historical and projected net and taxable income, the Company determined that it would not be able to realize these loss carryforwards, and recognized a valuation allowance of ~~W~~2,597 million on the full amount of the available loss carryforwards at an effective rate expected to be incurred in U.S.

        As of December 31, 2013, Gravity Games Corporation, the Company's 85.50% owned subsidiary in Korea, recorded deferred tax assets from temporary differences of ~~W~~584 million and available loss carryforwards of ~~W~~2,095 million. Also, the subsidiary recorded deferred tax assets from foreign tax credit carryforwards and tax credit carryforwards for research and human resource development etc. of ~~W~~515 million and ~~W~~174 million, respectively, which expire from 2014 to 2018. Based on this subsidiary's historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences, available loss carryforwards and tax credits carryforwards, and recognized a valuation allowance of ~~W~~3,368 million on the full amount of the temporary differences, available loss carryforwards and tax credits carryforwards at an effective rate expected to be incurred in Korea.

        The Korean statutory tax rate applicable to the Company is 24.2% for the year ended December 31, 2011, while the Korean statutory tax rate applicable to the Company for the years ended December 31, 2012 and 2013 are 22%. In accordance with the revised Korean Corporate Income Tax Law, the statutory tax rate applicable to the Company is 24.2% until 2011 and 22% thereafter. Deferred taxes are measured using the enacted tax rate expected to apply at the time of reversal, which is 22% for the Company.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

        A reconciliation of income tax expense (benefit) from the Korean statutory income tax rate to actual income tax expense (benefit) is as follows:

	2011		2012		2013
	(In millions of Korean Won)
Tax expense (benefit) at Korean statutory tax rate (2011: 24.2%, 2012, 2013: 22%)	~~W~~	1,219	~~W~~	(3,877)	~~W~~	(3,217)
Income tax exemption		(5)		—		—
Foreign tax credit		(393)		(387)		14
Tax credit carryforwards for research and human resource development		(356)		(997)		(1,104)
Tax credit carryforwards for social insurance for employment increase		—		—		(78)
Foreign tax differential		39		(350)		(156)
Expense not deductible for tax purpose		672		923		38
Change in valuation allowances		(14,112)		5,181		4,640
Tax effect from consolidation of subsidiaries		—		(2,424)		(462)
Loss of control in subsidiaries		1,364		258		—
Effect of change in foreign currency exchange rate		(52)		266		79
Expiration of unused foreign tax credit and unused net operating loss carryforwards		3,635		4,054		5,332
Others		27		(63)		22

Total income tax expense (benefit)	~~W~~	(7,962)	~~W~~	2,584	~~W~~	5,108

        The Company assessed uncertain tax positions and measured unrecognized tax benefits for open tax years in accordance with ASC 740, Income Taxes. The Company's policy is that it recognizes interest expenses and penalties related to income tax matters as a component of income tax expense. Accordingly, the Company assesses its income tax positions and records tax benefits for all years subject to examinations based upon the evaluation of the facts, circumstances and information available at that reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, the Company records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. If the Company does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized.

        Based on the approach above, the Company assessed the uncertain tax positions and did not record any unrecognized tax benefits as the Company believes that it is more likely than not that there will not be any unrecognized tax benefits.

        In 2011, Gravity was subject to a tax examination by the National Tax Service of Korea for fiscal years 2006 through 2009. As a result of the tax examination, the Company recognized ~~W~~133 million of income tax expense for penalties and ~~W~~608 million of withholding taxes for transfer pricing adjustments that arose from the difference between the actual transaction price and the estimated arm's length price. The ~~W~~133 million of penalties was recorded as a component of the income tax provision, and the ~~W~~608 million of withholding taxes due was recorded as a component of selling, general and administrative expenses for the year ended December 31, 2010. The National Tax Service of Korea is a Korean government agency responsible for tax collection and tax law enforcement.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

        Allowances for deferred income tax assets for the three years ended December 31, 2011, 2012 and 2013 are as follows:

	Balance at Beginning of Year		Decrease		Increase		Balance at End of Year
	(In millions of Korean Won)
2011
Valuation allowance	~~W~~	28,643	~~W~~	14,112	~~W~~	—	~~W~~	14,531
2012
Valuation allowance		14,531		—		5,181		19,712
2013
Valuation allowance		19,712				4,640		24,352

15. Operations by Geographic Area

        Geographic information for the years ended December 31, 2011, 2012 and 2013 is based on the location of the distribution entity. Revenues by geographic region are as follows:

	2011		2012		2013
	(In millions of Korean Won)
Korea	~~W~~	10,458	~~W~~	14,762	~~W~~	15,491
Japan		29,513		30,387		14,409
Taiwan and Hong Kong		3,590		2,244		3,106
United States of America		5,879		5,023		7,725
Russia		487		476		180
Brazil		1,189		837		705
Thailand		1,245		974		1,015
Europe		2,058		982		643
China		749		495		2,734
Other		2,309		1,601		1,677

	~~W~~	57,477	~~W~~	57,781	~~W~~	47,685

        Approximately 82% and 18% of the Company's property and equipment are located in Korea and the United States of America, respectively as of December 31, 2013.

16. Related Party Transactions

        During the years ended December 31, 2011, 2012 and 2013, there were related party transactions with a shareholder and an equity investee as follows:

	2011		2012		2013
	(In millions of Korean Won)
Sales to related parties	~~W~~	29,110	~~W~~	30,061	~~W~~	18,562
Purchases from related parties		2,139		3,312		1,212
Amounts due from related parties		3,573		2,657		1,773
Amounts due to related parties		6,373		6,699		5,756

        On April 1, 2008, GungHo Online Entertainment, Inc. became a majority shareholder by acquiring 52.39% of the voting shares from Heartis Inc., the former majority shareholder, and acquired additional

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Related Party Transactions (Continued)

6.92% voting shares on June 23 and June 24, 2008. The transactions with GungHo and the related balances during 2011, 2012 and 2013 were included in related party transactions above.

        Due to the disposal of equity investments in Ingamba LLC, in May 2012, the related party relationship between the Company and Ingamba LLC, was discontinued. Therefore, the transactions with Ingamba LLC that occurred before the disposal of the equity investments were included in the related party transactions. Sales to Ingamba LLC were ~~W~~275 million and ~~W~~138 million in 2011 and 2012, respectively. Amounts due from Ingamba LLC were ~~W~~47 million in 2011.

17. Supplemental Cash Flow Information and Non-Cash Activities

	2011		2012		2013
	(In millions of Korean Won)
Supplemental cash flow information
Cash paid during the year for income taxes	~~W~~	3,832	~~W~~	3,727	~~W~~	2,373
Interest paid		58		55		24
Supplemental non-cash activities
Reclassification of long-term deferred revenue to deferred revenue	~~W~~	3,978	~~W~~	1,562	~~W~~	1,922
Reclassification of prepayment to intangible assets		1,392		312		1,361

18. Subsequent events

        On January 1, 2014, amended local income tax law was enacted. This amendment will have an impact on the current income tax and deferred income tax assets relating to tax credit carry forwards in 2014 and thereafter.