Form 20-F
period 2014-12-31
GRAVITY Co., Ltd.
filed 2015-04-27
CIK 1313310

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on April 27, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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

Heung Gon Kim
Chief Financial Officer
15F, 396 World Cup buk-ro, Mapo-gu,
Seoul 121-795, Korea
Telephone: 82-2-2132-7000
Fax: 82-2-2132-7070
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, par value Won 500 per share*	The NASDAQ Capital Market
American depositary shares, each representing one-fourth of one share of common stock

  *  Not for trading, but only in connection with the listing of American depositary shares on the NASDAQ Capital Market pursuant to the requirements of the Securities and Exchange Commission.

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

  •
  "EUR" or "Euro" are to the currency of the Eurozone consisting of Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Portugal, Slovakia, Slovenia and Spain;

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

  •
  "US$," "U.S. dollar," or "Dollar" are to the currency of the United States of America; and

  •
  "Won," "Korean Won," or "~~W~~"are to the currency of Korea.

        For your convenience, and unless otherwise stated, this annual report contains translations of certain Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 31, 2014, which was Won 1,090.89 to US$1.00. No assurance is given that any Won or Dollar amounts could have been or could be converted into Dollars or Won, as the case may be, at such rate, or any other rate, or at all.

        Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS

        This annual report for the year ended December 31, 2014 contains "forward-looking statements," as defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. The forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry, and are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate," "believe," "considering," "depends," "estimate," "expect," "intend," "plan," "planning," "planned," "predict," "project," "continue" and variations of these words, similar expressions, or that certain events, actions or results "will," "may," "might," "should," "would" or "could" occur, be taken or be achieved.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

ITEM 3.A.    SELECTED FINANCIAL DATA

        You should read the selected financial data below in conjunction with our audited consolidated financial statements as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014, and the related notes included elsewhere in this annual report. The selected financial data as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 are derived from our audited consolidated financial statements and the related notes thereto included elsewhere in this annual report. Our historical results do not necessarily indicate results expected for any future periods. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

	As of and for the Years Ended December 31,
	2010		2011		2012		2013		2014		2014(1)
	(In millions of Won and thousands of US$, except share and per share data, operating data and percentages)
Statements of operations
Revenues:
Online games—subscription revenue	~~W~~	9,908	~~W~~	11,556	~~W~~	10,150	~~W~~	8,206	~~W~~	7,962	US$	7,299
Online games—royalties and license fees		32,132		35,552		32,325		21,726		13,093		12,002
Mobile games and applications		7,224		6,609		8,262		14,504		15,055		13,801
Character merchandising, animation and other revenue		3,098		3,760		7,044		3,249		3,779		3,464

Total revenues		52,362		57,477		57,781		47,685		39,889		36,566
Cost of revenues		20,873		24,243		34,906		35,399		34,188		31,340

Gross profit		31,489		33,234		22,875		12,286		5,701		5,226
Operating expenses:
Selling, general and administrative		20,422		22,759		20,310		17,063		12,682		11,626
Research and development		4,652		4,136		7,018		6,131		4,847		4,443
Impairment loss on intangible assets		475		3,697		14,569		5,822		1		1
Gain on disposal of equity method investments		—		—		(528)		—		—		—
Gain on loss of control in a subsidiary		—		(548)		—		—		—		—
Settlement cost of litigation		—		29		—		—		—		—

Operating income (loss)		5,940		3,161		(18,494)		(16,730)		(11,829)		(10,844)
Other income, net		2,322		1,876		871		2,105		977		895

Income (loss) before income tax expenses (benefit) and equity loss on investments		8,262		5,037		(17,623)		(14,625)		(10,852)		(9,949)
Income tax expenses (benefit)		4,207		(7,962)		2,584		5,108		10,147		9,302

Income (loss) before equity loss on investments		4,055		12,999		(20,207)		(19,733)		(20,999)		(19,251)
Equity loss on investments, net		(345)		(242)		(333)		(18)		—		—
Net income (loss)		3,710		12,757		(20,540)		(19,751)		(20,999)		(19,251)

Net income (loss) attributable to:
Non-controlling interest		(20)		(2,171)		(8,316)		(1,163)		(92)		(84)

Parent company	~~W~~	3,730	~~W~~	14,928	~~W~~	(12,224)	~~W~~	(18,588)	~~W~~	(20,907)	US$	(19,167)

	As of and for the Years Ended December 31,
	2010		2011		2012		2013		2014		2014(1)
	(In millions of Won and thousands of US$, except share and per share data, operating data and percentages)
Earnings (loss) per share:
Basic and diluted per share	~~W~~	537	~~W~~	2,148	~~W~~	(1,759)	~~W~~	(2,675)	~~W~~	(3,009)	US$	(2.76)
Basic and diluted per ADS(2)		134		537		(440)		(669)		(752)		(0.69)
Weighted average number of shares outstanding (basic and diluted)		6,948,900		6,948,900		6,948,900		6,948,900		6,948,900		6,948,900
Other comprehensive income (loss)
Foreign currency translation adjustment		290		(510)		(41)		(1,327)		(153)		(141)
Comprehensive income (loss)		4,000		12,247		(20,581)		(21,078)		(21,152)		(19,392)

Comprehensive income (loss) attributable to:
Non-controlling interest		(20)		(2,171)		(8,316)		(1,163)		(92)		(84)

Parent company	~~W~~	4,020	~~W~~	14,418	~~W~~	(12,265)	~~W~~	(19,915)	~~W~~	(21,060)		$(19,308)

Balance sheet data:
Cash and cash equivalents	~~W~~	44,122	~~W~~	42,430	~~W~~	36,455	~~W~~	31,222	~~W~~	28,382	US$	26,017
Total current assets		76,343		71,833		67,929		58,651		50,692		46,468
Property and equipment, net		2,672		2,731		3,524		2,315		1,213		1,112
Total assets		125,490		132,878		110,555		87,765		63,096		57,839
Total current liabilities		14,065		12,062		10,375		11,400		9,651		8,847
Total liabilities		27,078		22,219		20,477		18,765		15,248		13,978
Total parent company shareholders' equity		87,416		101,834		89,569		69,335		48,275		44,253
Non-controlling interest		10,996		8,825		509		(335)		(427)		(392)
Total equity		98,412		110,659		90,078		69,000		47,848		43,861
Selected operating data and financial ratios (unaudited):
Gross profit margin(3)		60.1%		57.8%		39.6%		25.8%		14.3%		14.3%
Operating profit (loss) margin(4)		11.3%		5.5%		(32.0)%		(35.1)%		(29.7)%		(29.7)%
Net profit (loss) margin(5)		7.1%		26.0%		(21.2)%		(39.0)%		(52.4)%		(52.4)%

Notes:

(1)
For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,090.89 to US$1.00, the noon buying rate in effect on December 31, 2014 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)
Each ADS represents one-fourth of a share of common stock.

(3)
Gross profit margin for each period is calculated by dividing gross profit by total net revenues for each period.

(4)
Operating profit (loss) margin for each period is calculated by dividing operating income (loss) by total net revenues for each period.

(5)
Net profit margin (loss) for each period is calculated by dividing net income (loss) attributable to parent company by total net revenues for each period.

Exchange Rate Information

        The following table sets forth information concerning the noon buying rate as certified by the Federal Reserve Bank of New York for customs purposes for the years 2010 through 2014 and for each month during the previous six months through April 17, 2015 expressed in Won per U.S. dollar.

Period	At End of Period	Average Rate(1)	High	Low
2010	1,130.6	1,158.7	1,253.2	1,104.0
2011	1,158.5	1,105.2	1,197.5	1,049.2
2012	1,063.2	1,119.6	1,185.0	1,063.2
2013	1,055.3	1,094.6	1,161.3	1,050.1
2014	1,090.9	1,054.0	1,117.7	1,008.9
October	1,073.1	1,060.3	1,074.4	1,043.9
November	1,112.1	1,097.9	1,114.7	1,077.0
December	1,090.9	1,102.6	1,117.7	1,080.8
2015
January	1,104.3	1,088.1	1,109.1	1,075.3
February	1,100.7	1,101.5	1,112.8	1,086.8
March	1,107.7	1,112.9	1,135.7	1,095.7
April (through April 17, 2015)	1,082.0	1,091.2	1,100.4	1,082.0

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

        A significant portion of our revenues has been and is currently derived from a single online game product, Ragnarok Online, which was commercially introduced in August 2002 and is currently commercially offered in 71 countries and markets. We derived Won 15,985 million (US$14,653 thousand) in revenues from Ragnarok Online in 2014 and Won 21,531 million in revenues from Ragnarok Online in 2013, representing approximately 40.1% and 45.2% of our total revenues in 2014 and 2013, respectively.

        Ragnarok Online has been in the market for thirteen years and has reached maturity in most of our principal markets. The life cycle of an online game generally lasts from four to seven years and reaches its peak popularity within the first two years of its introduction after which usage gradually stabilizes and begins to decrease over time. The number of users of Ragnarok Online worldwide reached its peak in the first quarter of 2005 and has continued to decline since such time. Our failure to maintain, improve, update or enhance Ragnarok Online in a timely manner or successfully introduce it in attractive new markets is likely to lead to a continual decline in Ragnarok Online's user base and subscription revenues and royalties. This will likely lead to a decline in our overall revenues, which would materially and adversely affect our business, financial condition and results of operations.

     If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online and mobile games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected.

        In order to grow our revenues and net income, we must develop, acquire, license, launch, market or operate commercially successful online and mobile games in addition to Ragnarok Online in order to retain our existing users and attract new users. In addition to Ragnarok Online, we currently offer four other online games: Ragnarok Online II, Requiem, R.O.S.E.Online and Dragonica, which is also known as Dragon Saga in the United States, Canada and South America except for Brazil. We also offer mobile games which are played using mobile phones, including smartphones such as Google Android compatible phones and the Apple iPhone as well as feature phones, and other mobile devices, such as tablet computers. In January 2015, we entered into a development agreement with Shanghai The Dream Network Technology Co., Ltd. to develop and distribute mobile games in China based on the contents of Ragnarok Online.

        None of our other online games to date has proven to be as commercially successful as Ragnarok Online, and none of our mobile games to date has been a great commercial success. Since the beginning of 2014, we stopped offering three online games, Steal Fighter in February 2014, H.A.V.E. Online in March 2014 and Ragnarok Prequel in November 2014, as the games did not gain popularity. In particular, the lack of popularity or market acceptance of Ragnarok Online II in major markets could result in financial losses, including termination or amendments of license agreements, which could damage our reputation and have a material adverse effect on our business, prospects, financial condition and results of operations. License agreements with Level Up! Inc. for the service of Ragnarok Online II in the Philippines and Brazil were terminated in April 2014. Also, a license agreement with Asiasoft Online Pte, Ltd. for Ragnarok Online II service in Singapore and Malaysia was terminated in September 2014. Although service of Ragnarok Online II in such jurisdictions is being continued by Gravity Interactive Inc., such termination of agreements with local licensees could adversely affect our revenues from, and service of, Ragnarok Online II.

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

        In markets other than Korea, the United States, Canada and certain other countries in which we or our subsidiaries directly publish our games, we license our games to overseas operators or distributors for license fees and royalty payments based on a percentage of revenues generated from our games in such markets. Overseas license fees and royalty payments represented 32.7% of our total revenues in 2014 and 43.7% of our total revenues in 2013. In particular, we are heavily dependent on one licensee for a significant portion of our revenues. In 2014, 28.1% of our total revenues was derived from GungHo Online

Entertainment, Inc., or GungHo, our licensee in Japan, which is also our majority shareholder. Deterioration in our relationships with material licensees or material adverse changes in the terms of our licenses with such licensees will likely have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, as we are heavily dependent on certain licensees, deterioration or any adverse developments in the operations, including changes in senior management, of our overseas licensees may materially and adversely affect our business, financial condition and results of operations.

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

        Furthermore, our overseas licensees are responsible for complying with local laws, including obtaining and maintaining the requisite government licenses and permits. Failure by our overseas licensees to do so may result in, among others, a suspension of service of our games in such market which may result in user complaints and a decrease in the use of our games which would likely have a material adverse effect on our business, financial condition and results of operations.

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

        In October 2010, we acquired an aggregate of 50.83% of the total shares of Barunson Interactive Corporation, subsequently named Gravity Games Corporation, or Gravity Games, an online game developer in Korea, and increased our ownership in Gravity Games to 85.5% in August 2013. For details of impairment loss from Gravity Games, see ITEM 3.D. "RISK FACTORS—RISKS RELATING TO OUR BUSINESS—We could suffer losses due to asset impairment charges." Gravity EU SASU, our former wholly-owned subsidiary in France, was converted into a joint venture company in which we have a 25%

equity interest, Gravity EU SAS, with Media-Participations Paris SA as the joint venture partner, in July 2011. In November 2014, we sold our 25% equity interest in Gravity EU SAS to Dargaud SA.

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

     Failure to protect personal information could adversely affect our business, reputation and results of operations.

        We collect, process, store and transmit personal information of game users worldwide for our global game service. Our business may be subject to a number of federal, state, local and foreign laws and regulations governing data privacy and security, including with respect to the collection, processing, storage, use, transmission and protection of personal information and other consumer data on the Internet and mobile platforms, the scope of which are continually changing and subject to differing interpretations, and which may be inconsistent among countries or otherwise in conflict with other laws or regulations. Although we strive to comply with all applicable laws, policies, legal obligations and certain industry codes of conduct relating to privacy and data protection to the extent reasonably attainable, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other laws or regulations or our practices. Also, while we have developed systems and processes that are designed to protect user information, the failure to prevent or mitigate the loss of personal information data or other game user data, including as a result of breaches of our vendors' technologies and systems, could expose us or our game users to a risk of loss or misuse of such information. Any such failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to players or other third parties, or our privacy-related legal obligations, including without limitation any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other player data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our players to lose trust in us, which may have an adverse effect on our business, reputation and results of operations. See ITEM 4.B. "BUSINESS OVERVIEW—LAWS AND REGULATIONS" for a detailed discussion regarding Korean, U.S. and Japanese laws that may materially impact our operations.

     Electronic embezzlement could negatively impact the popularity of our online and mobile games and adversely affect our reputation and results of operations.

        Despite security measures, some of our employees or licensees' employees with high-level security access to our network, or other employees or persons who hack into or otherwise gain unauthorized access to certain sectors of our network, may succeed in breaching internal security systems and engage in electronic embezzlement by creating or diverting game money used in our online and mobile games and publicly or privately selling the game money for their financial benefit. Although we have internal security procedures in place designed to prevent electronic embezzlement and have not had any incident of electronic embezzlement since early 2006, we cannot assure you that we or our overseas licensees will be successful in preventing all electronic embezzlement. We have taken a number of procedures to prevent electronic embezzlement, including installing security programs designed to prevent counterfeiting and modification of program files, but cannot assure you such procedures will be sufficient to prevent new methods to engage in electronic embezzlement. Incidents of electronic embezzlement may negatively impact the reputation of our games, which may materially and adversely affect our business, financial condition and results of operations.

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

        Since the commercialization of Ragnarok Online in August 2002, we have discovered that the server-end software of Ragnarok Online has been unlawfully released on a consistent basis in most of the countries and markets in which Ragnarok Online has been offered. This enables unauthorized parties to set up local server networks to operate Ragnarok Online, which may result in the diversion of a significant number of paying users. We designate certain employees to be responsible for detecting such illegal servers. In Korea, we report offenders to the relevant enforcement authority for possible prosecution relating to crimes on the Internet. In markets outside of Korea, we cooperate with and rely on our licensees to seek enforcement actions against operators of illegal servers. For example, in Japan, we submitted a preliminary written accusation to the Tokyo Metropolitan Police Department in October 2009 and filed criminal charges against an illegal server operator of Ragnarok Online in April 2011 in cooperation with GungHo, our licensee in Japan. The case file was transferred to the Nagano District Public Prosecutor's Office in December 2014 and is currently under investigation. In December 2007 and June 2008, Gravity Interactive, Inc., our wholly owned subsidiary in the United States which manages Ragnarok Online game operations in the United States, petitioned the Federal Bureau of Investigation for remission or mitigation of forfeiture of the property of two illegal server operators of Ragnarok Online, which property was deemed proceeds of copyright infringement violations by the illegal server operators, and US$154,674.73 was returned to Gravity Interactive, Inc. in April 2011. We may incur considerable costs in the future in order to remedy software piracy of our server software and to enforce our rights against the operators of unauthorized server networks.

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

        We cannot be certain that our online and mobile games do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. We have in the past been and may in the future become subject to legal proceedings and claims from time to time relating to the intellectual property of others. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property rights, be required to pay penalties and fines and pay for the unauthorized use of such intellectual property and may need to incur additional license fees or be forced to develop alternative technology or obtain other licenses. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. In addition, certain of our employees were recruited from other online and mobile game developers, including current and potential competitors. To the extent these employees have been and are involved in the development of our games that are similar to the games they helped develop at their former employers, we may become subject to claims that we or such employees have improperly used or disclosed trade secrets or other proprietary information. Although we are not aware of any pending or threatened claims of this type, if any such claims were to arise in the future, litigation or other dispute resolution procedures might be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources.

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

        We expect that as we introduce new games, a certain number of our existing users may migrate from our existing games to the new games, which may lead to a decrease in the player base of our existing games and in turn make those existing games less playable to other game players, resulting in decreased revenues from our existing games. Players of our existing games may also spend less money to purchase in-game items in our new games than they would have spent if they had continued playing our existing games. In addition, our game players may migrate from our existing games with a higher profit margin to new games with a lower profit margin. If any of the forgoing occurs, our revenues and profitability are likely to be materially and adversely affected.

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

     Our status as a passive foreign investment company ("PFIC") in 2014 and potentially other years could result in adverse U.S. tax consequences for you.

        In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments, and other passive assets, we believe that we were a PFIC during our 2008 through 2014 taxable years, and there is a significant risk that we will continue to be a PFIC during our 2015 taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you could be subject to adverse U.S. federal income tax consequences. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding our ADSs or common shares if we are considered a PFIC in any taxable year. See ITEM 10.E. "TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS—PFICs."

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

        Although we have determined that our internal controls over financial reporting were effective for the year ended December 31, 2014, we may in the future determine that we have a material weakness in our internal controls over financial reporting. Our registered public accounting firm is not required to and has not audited our internal controls over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results in a timely manner or prevent errors or fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to loss of investor confidence in the reliability of our consolidated financial statements and could result in investigations or sanctions by the SEC, NASDAQ, or other regulatory authorities or in stockholder litigation. Any of these factors could ultimately harm our business and could adversely impact the market price of our ADSs. See ITEM 15. "CONTROLS AND PROCEDURES."

     Rapid technological developments and changes in market environment may limit our ability to recover game development or licensing costs and adversely affect our financial condition and results of operations due to impairment loss.

        The online and mobile game industries are subject to rapid technological developments and changes in market environment, which could render our online and mobile games under development and commercialized games obsolete or unattractive to users. Any resulting failure to recover capitalized development or licensing costs and the recognition of impairment loss for such costs may materially and adversely affect our financial condition and results of operations. For example, in 2013, we recognized impairment losses on intangible assets for capitalized research and development costs of Won 382 million for Requiem Returns W, Won 381 million for Ragnarok Odyssey Ace for the PlayStation Vita platform, Won 344 million for Steal Fighter, Won 244 million for Game Station, which is a mobile game service platform, Won 237 million for Maestia and Won 154 million for Ragnarok Online Guild Masters.

     We could suffer losses due to asset impairment charges.

        We held a total of Won 43 million in acquired intangible assets and Won 1,210 million in goodwill at December 31, 2014. See Note 9 to our consolidated financial statements included in this annual report. We test goodwill and indefinite-lived intangible assets at least annually for impairment, and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying amount. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by our management. If such an adverse event occurs and has the effect of changing one of the critical assumptions or estimates related to the fair value of our intangible assets or goodwill, an impairment charge could result. For example, during 2012, we decided to discontinue the development of East Road due to the low likelihood that the game would be commercially successful and we recognized an impairment loss of Won 8,503 million on intangible assets of East Road in 2012 since its carrying amount before such recognition of the impairment loss exceeded its fair value. We also recognized an impairment loss of Won 64 million on intangible assets of Jeweled Planet in 2012 since its carrying amount before recognition of impairment losses exceeded its fair value. We recorded impairment losses on goodwill of Won 3,614 million and Won 2,653 million in Gravity Games in 2012 and 2013, respectively, primarily due to the overall decline in the fair value of Gravity Games, and recognized impairment losses of Won 2,161 million and Won 1,424 million on intangible assets of Dragonica in 2012 and 2013, respectively, since the carrying amount of the game before recognition of impairment losses exceeded its fair value.

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

        Since April 1, 2008, GungHo has been our largest shareholder and beneficially owns, as of the date hereof, 59.3% of our common shares. As a result, GungHo is able to exert significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, including acquisitions, divestitures, strategic relationships and other matters, and may also exert significant control over decisions related to the status of our ADSs being eligible for quotation and trading on the NASDAQ Capital Market. In addition, as GungHo is also an online and mobile game developer, there may be conflicts of interest. For instance, GungHo may lead our management with strategies and efforts which benefit itself, its affiliates and their respective shareholders to the detriment of our other shareholders. GungHo may also compete directly or indirectly against us for users and customers or increased market share for its games. Furthermore, four of our registered Executive Directors, Mr. Hyun Chul Park, Mr. Yoshinori Kitamura, Mr. Kazuki Morishita and Mr. Kazuya Sakai currently serve as General Manager, Director and Executive General Manager, President and Chief Executive Officer, and Chief Financial Officer and Director, respectively, of GungHo, and there may be conflicts of interest in the decisions made by our Board of Directors and senior management. See ITEM 7.B. "RELATED PARTY TRANSACTIONS—Relationship with GungHo Online Entertainment, Inc."

     We are a "controlled company" within the meaning of the NASDAQ Stock Market Rules and may rely on exemptions from certain corporate governance requirements.

        As GungHo controls 59.3% of our outstanding voting power as of the date hereof, we are a "controlled company" within the meaning of the NASDAQ Stock Market Rules and may rely on exemptions from certain corporate governance requirements. As a "controlled company," we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or independent director oversight of director nominations which meet the requirements set forth in the NASDAQ Stock Market Rules. We are relying on these exemptions as a controlled company. Accordingly, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NASDAQ Stock Market Rules. For our corporate governance policies, see ITEM 6.C. "BOARD PRACTICES—CORPORATE GOVERNANCE PRACTICES."

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

        The regulatory and legal regimes in many of the countries in which our games are distributed have yet to establish a sophisticated set of laws, rules or regulations designed to regulate the online and mobile game industries. However, in many of our principal markets, such as Korea, the United States and Japan, legislators and regulators have implemented or indicated their intention to implement laws, rules and regulations with respect to issues such as user privacy, defamation, pricing, advertising, taxation, promotions, financial market regulation, consumer protection, content regulation, quality of products and services, and intellectual property ownership and infringement that may directly or indirectly impact our activities. The impact of such laws, rules and regulations on our business and results of operations is difficult to predict as many such laws, rules and regulations are constantly changing. However, as we might unintentionally violate such laws, rules and regulations or such laws, rules or regulations may be modified and new laws, rules and regulations may be enacted in the future, any such developments, or developments stemming from enactment or modification of other laws, rules or regulations, could increase the costs of regulatory compliance, force changes in business practices or otherwise have a material adverse effect on our business, financial condition and results of operations. Further, if the cost of regulatory compliance increases for our licensees as a result of regulatory changes, our licensees may seek to reduce royalties and license fees payable to us, which may materially and adversely affect our business, financial condition and results of operations. See ITEM 4.B. "BUSINESS OVERVIEW—LAWS AND REGULATIONS" for a detailed discussion regarding Korean, U.S. and Japanese laws that may materially impact our operations.

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

        We may be subject to income tax withholding in countries where we derive revenues. Such withholding is made by our overseas licensees at the current withholding rates in such countries. To the extent Korea has a tax treaty with any such country, the withholding rate prescribed by such tax treaty will apply. Under the Corporation Tax Law of Korea, we are entitled to and recognize a capped foreign tax credit computed based on the amount of income taxes withheld overseas when filing our corporate income tax return in Korea. Accordingly, the amount of taxes withheld overseas may be offset against taxes payable in Korea.

        Recently, there have been a series of amendments to tax treaties that Korea has entered into with various countries. The reduced tax rate applicable to license fees and royalties has reduced (i) from 10% to 5% under the amended tax treaty between Korea and Switzerland as to those payable from January 1, 2013, and (ii) from 10% to 5% in general (15% to 10% in case of consideration paid for provision of commercial or technological know-how) under the amended tax treaty between Korea and Luxembourg as to those payable from September 4, 2013. Further, the tax treaty between Korea and Peru went into effect as of March 3, 2014, and the license fees and royalties payable after January 1, 2015 will be taxed at the reduced rate of 15% (10% in case of consideration paid for technical supports). Around January 2014, Korea and India agreed on and initialed a proposed amendment of the tax treaty under which the reduced tax rate applicable to license fees and royalties shall be reduced from 15% to 10%. Around September 2013, Korea and Hong Kong agreed on and initialed a new tax treaty which includes a provision promulgating that the license fees and royalties shall be subject to tax at the reduced rate of 10%. These series of promulgations are all intended to eventually further limit the source country's taxation right with respect to the license fees and royalties. Any adverse changes in tax treaties between Korea and the countries from which we receive license fees and royalties, such as in the rate of withholding tax in the countries in which our games are distributed or in Korean tax law enabling us to recognize tax credits for taxes withheld overseas, could adversely affect our net income.

RISKS RELATING TO OUR MARKET ENVIRONMENT

     Our businesses may be adversely affected by developments affecting the economies of the countries in which our games are distributed.

        Our future performance will depend in large part on the economic growth of our principal markets. Our top geographic markets in terms of revenues were Korea, Japan, the United States and Canada, Taiwan and Hong Kong/Macau, and Thailand, representing 48.8%, 21.3%, 12.6%, 5.8% and 3.2%, respectively, of our total revenues in 2014. Accordingly, our business, prospects, financial condition and results of operations are subject to the economic, political, legal and regulatory conditions and developments in these countries and markets. Adverse economic developments in such markets may have an adverse effect on the number of our users and our revenues and have a material adverse effect on our results of operations.

     Fluctuations in exchange rates could result in foreign currency exchange losses.

        In most of the countries in which our games are distributed, the revenues generated by our overseas subsidiaries or licensees are denominated in local currencies, which include, among others, the U.S. dollar, the Japanese Yen, the Euro, the NT dollar, the Thai Baht and the Chinese Yuan. In 2014, approximately 51.2% of our revenues were denominated in foreign currencies, primarily in the U.S. dollar and the Japanese Yen. As the revenues denominated in local currencies, other than U.S. dollar, Japanese Yen and Euro, are converted into U.S. dollars for remittance of monthly royalty payments to us, any depreciation of the local currencies against the U.S. dollar will result in reduced license fees and monthly royalty payments in U.S. dollar terms and may materially and adversely affect our financial condition and results of operations.

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

        As of December 31, 2014, we have not entered into any outstanding foreign currency forward exchange contract. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost-effective manner, or at all.

     Increased tensions with North Korea could adversely affect us and the price of our ADSs.

        Relations between Korea and North Korea have been tense throughout Korea's modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea's nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea's actions, including an alleged cyber-attack on Sony Pictures Entertainment in November 2014, and possible responses from the international community. There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future, particularly in light of continuing questions surrounding the long-term outcome of the transition of power from Kim Jong-il to Kim Jong-un. Any further increase in tension, which may occur, for example, if North Korea experiences a leadership or economic crisis, or if military hostilities occur, could adversely affect our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our ADSs.

RISKS RELATING TO OUR AMERICAN DEPOSITARY SHARES

     The liquidity and price of our ADSs, and our ability to raise capital, may be negatively impacted following a change in our ADS to common share ratio and if our ADSs are delisted from NASDAQ.

        Our ADSs are currently listed for trading on the NASDAQ Capital Market. There are a number of continuing requirements that must be met in order for our ADSs to remain listed on the NASDAQ Capital Market, and the failure to meet these listing standards could result in the delisting of our ADSs from NASDAQ. On May 28, 2014, we received notification from the Listing Qualifications Department of the NASDAQ Stock Market LLC (the "NASDAQ Stock Market") that we had failed to comply with the minimum bid price requirement for continued listing set forth in the NASDAQ Stock Market Rules, as the bid price of our ADSs had closed for 30 consecutive business days below US$1.00 per ADS. We were automatically granted a grace period of 180 calendar days to regain compliance. On November 25, 2014, the Listing Qualifications Department of the NASDAQ Stock Market approved our request to transfer our listing from the NASDAQ Global Market to the NASDAQ Capital Market and our ADSs began trading on the NASDAQ Capital Market on November 26, 2014. We were also given a second grace period of 180 calendar days, or until May 26, 2015, to regain compliance with the NASDAQ Stock Market Rules.

        In order to regain compliance, the bid price of our ADS must close at $1.00 per ADS or more for a minimum of ten consecutive business days and the NASDAQ Stock Market must provide us written confirmation of such compliance. We have not yet been able to regain compliance. However, on April 22, 2015, we announced, as approved by our Board of Directors on the same day, that we will change our ADS to common share ratio from four ADSs to one common share (4:1) to one ADS to two common shares (1:2), effective as of May 11, 2015, which will have the effect of a 1-for-8 reverse split of our ADSs. As a result of this ratio change, the trading price of our ADSs is expected to increase proportionally and we expect to be able to regain compliance with the NASDAQ Stock Market Rules. However, we cannot give any assurance that the trading price of the new ADSs will be equal to or greater than the trading price of the current ADSs multiplied by the change in the ratio or that we will regain compliance with the NASADAQ Stock Market Rules. See ITEM 4.A. "HISTORY AND DEVELOPMENT OF THE COMPANY."

        The pending ratio change will significantly reduce the total number of ADSs outstanding and also potentially reduce the number of public holders, which may reduce the liquidity of our ADSs and consequently also further reduce the price of our ADSs. In addition, if our ADSs cease to be listed for trading on NASDAQ for any reason, the liquidity of our ADSs may be materially reduced and result in a corresponding material reduction in the price of our ADSs. Furthermore, any such delisting could harm our ability to raise capital on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, suppliers, business partners, licensees, customers and employees. Such consequences may materially and adversely affect our business, financial condition and results of operations.

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

        Such exceptions include offering of new shares, pursuant to a resolution of the Board of Directors:

  •
  through a general public offering, of no more than 50% of the total number of issued and outstanding shares;

  •
  to the members of the employee stock ownership association;

  •
  upon exercise of a stock option in accordance with our articles of incorporation;

  •
  in the form of depositary receipts of no more than 50% of the total number of issued and outstanding shares;

  •
  to induce foreign direct investment necessary for business in accordance with the Foreign Investment Promotion Act of Korea, of no more than 50% of the total number of issued and outstanding shares;

  •
  to the extent not exceeding 50% of the total number of issued and outstanding shares, to domestic or overseas financial institutions, corporations or individuals for the purpose of raising funds on an emergency basis;

  •
  to certain companies under joint venture arrangements; or

  •
  by a public offering or underwritten by underwriters for the purpose of listing such shares on any stock exchange, to the extent not exceeding 50% of the total number of issued and outstanding shares.

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

        As an ADS holder, we are not obligated to and we will not treat you as one of our shareholders and therefore, you will not have the rights of a shareholder. Korean law and our articles of incorporation govern the rights applicable to our shareholders. The depositary will be treated as the shareholder of the common shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights, which is governed by the deposit agreement among us, the depositary and you, as an ADS holder. Upon receipt of the necessary voting materials, you may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of shareholders' meetings and arrange to deliver our voting materials to you only when we deliver them to the depositary with sufficient time under the terms of the deposit agreement. If there is a delay or loss of the voting materials, we cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders' meeting to ensure that you may instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.

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

        GungHo beneficially owns 59.3% of our common shares. If GungHo decides to sell or transfer substantial amounts of our common shares into the form of ADSs in the public market or if there is a perception of its intent to sell, the market price of our ADSs could be materially and adversely affected and could materially impair our future ability to raise capital through offerings of our ADSs.

ITEM 4.    INFORMATION ON THE COMPANY

ITEM 4.A.    HISTORY AND DEVELOPMENT OF THE COMPANY

        We were incorporated as a company with limited liability under Korean law on April 4, 2000 under the legal name of Gravity Co., Ltd. Following our initial public offering of 8,000,000 ADSs, each representing one-fourth of one share of our common stock, par value Won 500 per share, on February 8, 2005, our ADSs were listed on the NASDAQ Stock Market's NASDAQ Global Market, formerly the NASDAQ National Market, under the symbol "GRVY." We list below some of the developments relating to our organizational structure.

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

  •
  In August 2006, we founded Gravity EU SASU, a wholly-owned subsidiary based in France, which was converted into a joint venture company in which we have a 25% equity interest, Gravity EU SAS, with Media-Participations Paris SA as the joint venture partner, in July 2011. In November 2014, we sold our 25% equity interest in Gravity EU SAS to Dargaud SA, which resulted in Gravity EU SAS ceasing to be our affiliated company.

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

  •
  In May 2007, we established Gravity Middle East & Africa FZ-LLC, or Gravity Middle East & Africa, a wholly-owned subsidiary in Dubai. Gravity Middle East & Africa FZ LLC went into liquidation proceedings in the United Arab Emirates in September 2008.

  •
  In October 2007, we formed L5 Games Inc., or L5 Games, a game development studio in the United States which was a wholly-owned subsidiary of Gravity Interactive. L5 Games went into liquidation proceedings in the United States in August 2008 and the liquidation was completed in May 2010.

  •
  On April 1, 2008, GungHo acquired shares of our common stock, after which it became our largest shareholder, beneficially owning approximately 52.4% of our common shares. GungHo subsequently purchased our ADSs and beneficially owns approximately 59.3% of our common shares as of March 31, 2015.

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

        On May 28, 2014, we received notification from the Listing Qualifications Department of the NASDAQ Stock Market that we had failed to comply with the minimum bid price requirement for continued listing set forth in the NASDAQ Stock Market Rules, as the bid price of our ADSs had closed for 30 consecutive business days below US$1.00 per ADS. We were automatically granted a grace period of 180 calendar days to regain compliance. On November 25, 2014, the Listing Qualifications Department of the NASDAQ Stock Market approved our request to transfer our listing from the NASDAQ Global Market to the NASDAQ Capital Market and our ADSs began trading on the NASDAQ Capital Market on November 26, 2014. We were also given a second grace period of 180 calendar days, or until May 26, 2015, to regain compliance with the NASDAQ Stock Market Rules. In order to regain compliance, the bid price of our ADS must close at $1.00 per ADS or more for a minimum of ten consecutive business days and the NASDAQ Stock Market must provide us written confirmation of such compliance. We have not yet been able to regain compliance.

        On April 22, 2015, we announced, as approved by our Board of Directors on the same day, that we will change our ADS to common share ratio from four ADSs to one common share (4:1) to one ADS to two common shares (1:2), effective as of May 11, 2015, which will have the effect of a 1-for-8 reverse split of our ADSs. The record holders of our current ADSs at the close of business on May 8, 2015 will be required to surrender their certificates to the Bank of New York Mellon, as depositary, on a mandatory basis in order to exchange eight current ADSs for one new ADS. Fractional ADSs will be sold by the depositary and paid in cash to the holders. There will be no change to our common shares in connection with the ratio change. As a result of this ratio change, the trading price of our ADSs is expected to increase proportionally and we expect to be able to regain compliance with the NASDAQ Stock Market Rules. However, we cannot give any assurance that the trading price of the new ADSs will be equal to or greater than the trading price of the current ADSs multiplied by the change in the ratio or that we will regain compliance with the NASADAQ Stock Market Rules.

        Our registered office is located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea. Our telephone number is (822) 2132-7000. Our main Web site is at http://www.gravity.co.kr.

ITEM 4.B.    BUSINESS OVERVIEW

OVERVIEW

        We are a leading developer and publisher of online games in Japan and Thailand based on the number of peak concurrent users as compiled from various statistical data available from public sources in such countries. We are based in Korea, and we currently offer five online games worldwide. Our principal product, Ragnarok Online, is commercially offered in Korea and 70 other countries and markets. Ragnarok Online II is currently commercially offered globally except for Japan, Vietnam and China. Requiem is commercially offered globally. R.O.S.E. Online is commercially offered in the United States, Canada, Mexico and 40 other countries. Dragonica is commercially offered globally. We also offer a number of mobile games, console games and a game for Internet protocol television, or IPTV, and license the merchandizing rights of character-related products based on our online games. We intend to diversify our game offering by developing online and mobile games in-house as well as publishing additional games developed by third parties.

        In Korea, we directly manage all aspects of operations of our online games, such as marketing, operation, billing and customer service. Gravity Interactive, our wholly-owned subsidiary in the United States, is responsible for all aspects of Ragnarok Online game operations in the United States, Canada, Australia and 25 other countries, for all aspects of Ragnarok Online II game operations globally except for Indonesia, Thailand, Japan, Vietnam and China, for all aspects of Requiem game operations globally, for all aspects of R.O.S.E. Online game operations in the United States, Canada, Mexico and 40 European countries, and for all aspects of Dragonica globally. In the countries where we and Gravity Interactive manage game operations, our online game revenues are recorded as subscription revenues.

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

        The following table sets forth a summary of our consolidated statements of operations showing revenues from our online games (by type of revenue and geographic market), mobile games and applications, and character merchandising and other revenue as a percentage of total net revenues for the periods indicated.

	Year Ended December 31,
	2012			2013			2014			2014(1)
	(In millions of Won and thousands of US$, except percentages)
Online game revenue(2):
Subscription revenue:
Korea(3)	~~W~~	5,438	9.4%	~~W~~	2,447	5.1%	~~W~~	3,320	8.3%	US$	3,043
United States/Canada(4)		4,712	8.2		5,759	12.1		3,748	9.4		3,436
Others(4)		—	—		—	—		894	2.3		820

Subtotal		10,150	17.6		8,206	17.2		7,962	20.0		7,299

Royalties and license fees:
Japan		23,795	41.2		12,103	25.4		7,797	19.5		7,147
Taiwan/Hong Kong/Macau(5)		2,235	3.9		2,002	4.2		953	2.4		874
Others		6,295	10.8		7,621	16.0		4,343	10.8		3,981

Subtotal		32,325	55.9		21,726	45.6		13,093	32.7		12,002

Mobile games and applications revenue		8,262	14.3		14,504	30.4		15,055	37.7		13,801
Character merchandising and other revenue		7,044	12.2		3,249	6.8		3,779	9.6		3,464

Total net revenue	~~W~~	57,781	100.0%	~~W~~	47,685	100.0%	~~W~~	39,889	100.0%	US$	36,566

Notes:

(1)
For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,090.89 to US$1.00, the noon buying rate in effect on December 31, 2014 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)
Online game revenues include revenues from Ragnarok Online, R.O.S.E. Online, Requiem, Emil Chronicle Online, Dragonica, Pororo Game, Canaan, H.A.V.E. Online, Eternal Destiny, Ragnarok Online Guild Masters, Kun Woong Online, Finding Neverland Online, Ragnarok Online II, Maestia, Steal Fighter, Ragnarok Prequel and our social network games, and from online game channeling service through GnJoy, our online game portal site. Finding Neverland Online, Ragnarok Online II, Maestia, Steal Fighter and Ragnarok Prequel were commercially launched in January 2012, March 2012, July 2012, February 2013 and October 2013, respectively. Our online game channeling service was launched in August 2011 and ceased in June 2013. We discontinued offering Canaan, Kun Woong Online, Ragnarok Online Guild Masters, Emil Chronicle Online, Finding Neverland Online, Maestia, Steal Fighter, H.A.V.E. Online and Ragnarok Prequel in June 2012, August 2012, May 2013, July 2013, July 2013, September 2013, February 2014, March 2014 and November 2014, respectively.

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

(4)
Subscription revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries and markets managed by Gravity Interactive. For Ragnarok Online, the countries serviced by Gravity Interactive include the United States, Canada, Australia, New Zealand and India, and further include Singapore and Malaysia since October 24, 2013. Upon this change, the revenues from Ragnarok Online generated in Singapore and Malaysia through October 23, 2013 are shown as Online game revenue—Royalties and license fees—Others and those generated on or after October 24, 2013 are shown as Online game revenue—Subscription revenue—United States/Canada. Ragnarok Online II is serviced by Gravity Interactive worldwide except Thailand, Vietnam, Indonesia, Japan, China, the Philippines prior to April 1, 2014, Brazil prior to April 1, 2014, Singapore prior to November 4, 2014 and Malaysia prior to November 4, 2014. Subscriptions revenues from Ragnarok Online II generated from the countries and markets managed by Gravity Interactive are shown as Online game revenue—Subscription revenue—United States/Canada. The revenues from Ragnarok Online II generated from the Philippines, Brazil, Singapore and Malaysia on and after the relevant date when Gravity Interactive began to service such countries are shown as Online game revenue—Subscription revenue—United States/Canada and those revenues from such countries before such relevant date are shown as Online game revenue—Royalties and license fees—Others. However, the revenues from Ragnarok Online II generated from Taiwan, Hong Kong and Macau are shown as Online game revenue—Subscription revenue—Others, even though Gravity Interactive manages Ragnarok Online II service in such markets. For R.O.S.E. Online, the countries managed by Gravity Interactive include the United States, Canada, Mexico and 40 other countries. For Dragonica, the countries serviced by Gravity Interactive include the United States and Canada, and further includes South America except for Brazil since October 28, 2013. Requiem is serviced worldwide by Gravity Interactive except for Russia, Armenia and 13 other countries serviced by Ingamba, a sub-licensee of Gravity Interactive, and the revenues from Requiem generated from the countries directly serviced by Gravity Interactive are shown as Online game revenue—Subscription revenue—United States/Canada and those generated from the countries serviced by Ingamba are shown as Online game revenue—Royalties and license fees—Others. See also note (3) and (5) to this table for changes to Requiem game service in Korea, Taiwan, Hong Kong and Macau.

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

OUR PRODUCTS

        We currently categorize our products into three categories: online games; mobile games and applications; and other games and game-related products and services, including character-based merchandise and animation. Revenues from our principal product, Ragnarok Online, accounted for 40.1% of our total revenues in 2014, compared with 45.2% of our total revenues in 2013.

Online games

        Online game is a genre of computer games in which a large number of players interact with one another within a virtual game world.

        The following table summarizes the online games that we currently offer.

Title	Genre	Game Source	Date of Commercial Launch(1)
Ragnarok Online	Action adventure MMORPG(2)	Developed in-house	August 2002
Ragnarok Online II	Action adventure MMORPG	Developed in-house	March 2012
Requiem	Action adventure MMORPG	Developed in-house	October 2007
Dragonica (Dragon Saga)(3)	Action adventure MMORPG	Originally licensed from third party developer; currently owned by us(4)	February 2009(5)
R.O.S.E. Online	Action adventure MMORPG	Originally licensed from third party developer; currently owned by us(6)	January 2005

Notes:

(1)
The actual date of commercial launch of games in each jurisdiction is dependent on a variety of factors, including technical viability and durability, availability of in-house development capability, market conditions, beta testing results and availability of licensing partners, among others.

(2)
MMORPG is an abbreviation for Massively Multiplayer Online Role-playing Game.

(3)
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

     Ragnarok Online

        Ragnarok Online is commercially offered in Korea and 70 other countries and markets since its commercial launch in August 2002. See ITEM 4.B. "BUSINESS OVERVIEW—OUR MARKETS—Overseas markets." Ragnarok Online represented 40.1% of our total revenues or Won 15,985 million (US$14,653 thousand) in 2014, compared with 45.2% of our total revenues or Won 21,531 million in 2013.

        The following are revenues generated by Ragnarok Online for the periods indicated:

		Year Ended December 31,
Revenue Type	Country	2012		2013		2014		2014(1)
		(In millions of Won and thousands of US$)
Online games—subscription revenue	Korea	~~W~~	2,648	~~W~~	2,368	~~W~~	3,278	US$	3,005
	United States/Canada(2)		2,969		1,925		1,892		1,734
	Others		—		—		—		—

	Subtotal		5,617		4,293		5,170		4,739

Online games—royalties and license fees	Japan		21,514		11,480		7,757		7,111
	Taiwan/Hong Kong/Macau		1,717		1,713		952		873
	China(3)		—		1,586		456		418
	Thailand		867		811		419		384
	Brazil		793		633		603		553
	Philippines		789		375		204		187
	Europe		433		352		266		244
	Indonesia		179		195		103		94
	Russia/CIS countries		92		68		55		50
	Singapore/Malaysia(4)		100		25		—		—
	Middle East/Africa		207		—		—		—

	Subtotal		26,691		17,238		10,815		9,914

	Total	~~W~~	32,308	~~W~~	21,531	~~W~~	15,985	US$	14,653

Notes:

(1)
For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,090.89 to US$1.00, the noon buying rate in effect on December 31, 2014 as certified by the Federal Reserve Bank of New York for customs purposes.

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

(4)
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

        The table below provides, for the periods indicated, the peak concurrent users and average concurrent users of Ragnarok Online since the first quarter of 2012, in each of our principal markets for Ragnarok Online.

		1Q 12	2Q 12	3Q 12	4Q 12	1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15
Japan	PCU(1)	38,984	44,492	40,215	34,854	32,270	26,956	24,033	21,158	19,547	18,934	19,096	17,884	16,821
	ACU(2)	15,654	18,283	15,166	14,296	11,725	9,940	8,703	7,051	7,310	7,593	7,364	6,826	6,619
Korea	PCU	7,628	4,445	3,267	13,712	14,776	3,898	3,874	4,158	5,503	3,979	12,464	5,928	5,924
	ACU	2,814	1,520	1,670	1,903	2,384	2,024	2,243	2,152	2,754	2,155	2,338	3,159	3,256
USA/Canada	PCU	5,180	4,948	5,895	5,384	4,618	4,530	4,291	5,882	5,895	5,219	4,963	5,491	5,443
	ACU	4,026	3,536	4,103	3,491	3,560	3,543	2,870	3,740	4,243	3,895	3,651	3,607	4,019

Notes:

(1)
PCU, or peak concurrent users, represents the highest number of users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

(2)
ACU, or average concurrent users, represents the average number of concurrent users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

        We believe that the number of users as measured by PCU or ACU (i) is reflective of our active user base and (ii) is correlated to revenues as revenues from an online game depend on the number of users as well as time spent playing the game. We believe such correlation has been reflected in the decrease of our revenues generated from Ragnarok Online in recent years, although there are also other factors which contribute to an increase or a decrease of revenues from a game. PCU and ACU are non-financial variables and the data presented has not been audited or reviewed. Other companies may determine PCU or ACU differently than we do.

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

        We commercially launched Ragnarok Online II in Korea in March 2012, Singapore and Malaysia in January 2013, the United States, Canada and 28 European countries in May 2013, Indonesia in August 2013,Thailand in October 2013 and Taiwan, Hong Kong, and Macau in June 2014. Ragnarok Online II game service in Korea was transferred to Gravity Interactive on December 24, 2013 as the game service in Korea was suspended on December 23, 2013. Our license and distribution agreement with Gravity Interactive to distribute Ragnarok Online II in the United States, Canada and 28 European countries was amended in February 2014 to distribute Ragnarok Online II globally except for Singapore, Malaysia, Indonesia, Thailand, Japan, the Philippines, Vietnam, Brazil and China. The license and distribution agreement with Gravity Interactive was amended to have Gravity Interactive distribute Ragnarok Online II globally except for Singapore, Malaysia, Indonesia, Thailand, Vietnam, Japan and China in April 2014, which was additionally amended to have Gravity Interactive distribute Ragnarok Online II globally except for Indonesia, Thailand, Vietnam, Japan and China in November 2014. As a result, Ragnarok Online II is currently commercially offered globally except for Japan, Vietnam and China.

        We have license and distribution agreements for Ragnarok Online II with four third-party licensees in five countries, including Indonesia, Thailand, Japan, Vietnam and China. The total value of the license and distribution agreements for Ragnarok Online II with respect to Japan, Vietnam and China in which jurisdictions the game has not been commercially launched, is US$21,300 thousand as of the date hereof. Our license and distribution agreements for Ragnarok Online II with licensees in the Philippines and Brazil were terminated in April 2014. Also, in September 2014, we terminated the license and distribution agreement with our licensee for service of Ragnarok Online II in Singapore and Malaysia.

        Ragnarok Online II represented 6.8% of our total revenues or Won 2,724 million (US$2,497 thousand) in 2014 and 8.8% of our total revenues, or Won 4,211 million, in 2013. See ITEM 3.D. "RISK FACTORS—RISKS RELATING TO OUR BUSINESS—If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online and mobile games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected."

     Requiem

        Unlike Ragnarok Online and Ragnarok Online II, which do not emphasize violent themes, we designed Requiem to showcase user-to-user combat. Requiem provides players with a variety of combat systems, which allow them to accumulate experience and reward points to be used when they buy special items designed for combats.

        Requiem is currently commercially offered globally by Gravity Interactive. Requiem was commercially offered in Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan by Ingamba under our license agreement with Ingamba until November 2013, when our license agreement with Ingamba was terminated, and these countries are included as countries and markets serviced by Gravity Interactive. Gravity Interactive entered into a sublicense agreement with Ingamba in December 2013 to distribute Requiem in these countries. We also launched a Web-browser based version of Requiem on WarpPortal, Gravity Interactive's game portal site, and Facebook in April 2012 and September 2012, respectively, and ceased offering such services in November 2014. The amount of revenues from Requiem represented 1.0% of our total revenues or Won 379 million (US$347 thousand) in 2014 and 1.3% of our total revenues or Won 633 million in 2013.

     Dragonica (Dragon Saga)

        Dragonica is a three-dimensional side-scrolling MMORPG, which is commercially offered in the United States, Canada and South America except for Brazil under the name Dragon Saga. Dragonica was developed by Gravity Games, our 85.5%-owned subsidiary. Dragonica is currently commercially offered globally. The amount of revenues from Dragonica represented 1.5% of our total revenues or Won 597 million (US$547 thousand) in 2014 and 2.4% of our total revenues or Won 1,154 million in 2013.

     R.O.S.E. Online

        R.O.S.E. Online is a three-dimensional MMORPG, which is commercially offered in the United States, Canada, Mexico, Switzerland, Norway, Denmark, Ireland, Spain, Sweden, the United Kingdom, Iceland, Finland, France, Germany, Greece, Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Albania, Andorra, Bosnia and Herzegovina, Liechtenstein, Moldova, Monaco, Montenegro, San Marino, Serbia, Vatican City State, Croatia, Former Yugoslav Republic of Macedonia and Turkey since its commercial launch in January 2005. The amount of revenues from R.O.S.E. Online represented less than 1% of our total revenues in each of 2014 and 2013.

     Ragnarok Prequel

        Ragnarok Prequel is a Web browser-based MMORPG, which is played on a Web browser and which does not require any client-side software to be installed. In May 2013, we entered into an agreement with Shanghai The Dream Network Technology Co., Ltd., a Chinese game developer, which was granted the right to develop a Web-browser based game based on Ragnarok Online and distribute the Web-browser based game in China under the agreement. Ragnarok Prequel was commercially launched in China in October 2013 and commercial service ceased in November 2014 due to a lack of popularity. Ragnarok Prequel represented less than 1% of our total revenues in each of 2014 and 2013.

     H.A.V.E. Online (Toy Wars)

        H.A.V.E. Online is a casual third person shooter game developed by SK i-media Co., Ltd., currently NQ Games Co., Ltd., an online game developer based in Korea. In April 2010, we entered into a publishing agreement with SK i-media Co., Ltd. to publish H.A.V.E. Online in Korea and Japan, which was amended in March 2014 to exclude Japan from the service territories. We entered into a license and distribution agreement with GungHo in August 2010 to distribute H.A.V.E. Online in Japan, which expired in March 2014. We commercially launched H.A.V.E. Online in Japan under the name Toy Wars in March 2011 and ceased offering commercial service in March 2014. The amount of revenues from

H.A.V.E. Online represented less than 1.0% of our total revenues in 2014 and 1.0% of our total revenues or Won 489 million in 2013.

     Steal Fighter

        Steal Fighter is an action real-time strategy role playing game. We entered into license and distribution agreements with L-Time Games Co., Ltd., the developer of Steal Fighter, to publish the game in Korea in April 2012, and in Taiwan and China, including Hong Kong and Macau, in November 2012, both of which were terminated in January 2014. We entered into a license and distribution agreement with Game Flier International Corporation to distribute Steal Fighter in Taiwan in December 2012, which was terminated in November 2013. We commercially launched Steal Fighter in Korea in February 2013 and ceased offering the game in February 2014. The amount of revenues from Steal Fighter represented less than 1% of our total revenues in each of 2014 and 2013.

     Requiem Returns W

        Requiem Returns W is a three-dimensional Web browser-based MMORPG. In August 2012, we entered into an intellectual property license agreement with Weaver Interactive Inc., a Korean game developer, under which we granted Weaver Interactive Inc. the right to develop a Web browser-based game based on Requiem. In October 2012, we entered into a license agreement with Weaver Interactive Inc. that granted us the right to publish and distribute Requiem Returns W worldwide, which was amended to exclude Korea from the service territories in January 2013. Both of our agreements with Weaver Interactive Inc., the intellectual property license agreement and license agreement, were terminated in April 2014. The amount of revenues from Requiem Returns W represented less than 1% of our total revenues in each of 2014 and 2013.

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

        The following table sets forth each of the mobile games that we have released since January 2014.

Title	Genre	Game Source	Date of Commercial Launch
Road to Dragons	Roleplaying	Licensed from third party developer	January 2014
Perfect9	Sports	Licensed from third party developer	March 2014
Three Kingdoms Conqueror Online	Strategy	Licensed from third party developer	April 2014
Winners Poker	Casino	Developed in-house	August 2014
Era of Heroes	Puzzle/RPG	Developed in-house	February 2015
Trials of Blood	RPG	Developed in-house	March 2015
Resque Quest	Puzzle	Licensed from third party developer	April 2015

        For our smartphone games offered where we directly provide mobile games services to users, we share users' payments for micro-transactions with digital storefront owners and mobile telecommunications operators. For our smartphone games in the other markets where the mobile games services are offered by our licensees, we receive license fees and royalty revenues from our licensees.

        In addition to mobile games offered to users, we also develop mobile applications provided to third-party enterprises. The following are revenues generated from our mobile games and applications business for the periods indicated:

	Year Ended December 31,
Country	2012		2013		2014			2014(1)
	(In millions of Won and thousands of US$, except percentages)
Korea	~~W~~	3,984	~~W~~	10,049	~~W~~	11,705	77.7%	US$	10,730
United States		307		1,917		1,190	7.9		1,091
Japan		3,962		1,202		521	3.5		478
Taiwan/Hong Kong/Macau		9		1,104		468	3.1		429
Others		—		232		1,171	7.8		1,073

Total	~~W~~	8,262	~~W~~	14,504	~~W~~	15,055	100.0%	US$	13,801

Notes:

(1)
For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,090.89 to US$1.00, the noon buying rate in effect on December 31, 2014 as certified by the Federal Reserve Bank of New York for customs purposes.

Other games and game-related products and services

     Other games

        In addition to developing and publishing online games and mobile games, which is our primary business, we also provide games for game consoles and handheld game consoles, such as Nintendo DS, Xbox 360 and the PlayStation series. Console games are distributed in the form of a disc or cartridge (game card), or downloaded directly to a console through the Internet.

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

(3)
Ragnarok Odyssey Ace for the PlayStation Vita platform was initially released in Japan, Korea, Taiwan, Hong Kong, Singapore, Malaysia, Indonesia and Thailand in August 2013 followed by the United States, Canada, Mexico, Brazil and Europe in April 2014.

(4)
Ragnarok Odyssey Ace for the PlayStation 3 platform was initially released in the United States, Canada, Mexico, Brazil and Europe in April 2014 followed by Korea, Taiwan, Hong Kong, Singapore, Malaysia, Indonesia and Thailand in July 2014.

        We are also expanding our business by providing games for IPTV. In September 2008, we entered into a licensing agreement with Iconix Entertainment Co., Ltd., or Iconix Entertainment, to develop and publish Pororo Game, an IPTV game based on Iconix Entertainment's 3D TV animation series "Pororo: The Little Penguin." We commercially launched Pororo Game in September 2009 and renewed our licensing agreement with Iconix Entertainment in September 2011, September 2012, September 2013 and September 2014.

        The amount of revenues from console and IPTV games represented 2.4% of our total revenues or Won 941 million (US$863 thousand) in 2014 and 3.7% of our total revenues or Won 1,744 million in 2013.

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

        The amount of revenues from game character merchandising represented less than 1% of our total revenues in each of 2014 and 2013.

     Animation

        Gravity Entertainment, our Japanese subsidiary, entered into an agreement with G&G Entertainment Inc. and three other Japanese media and entertainment companies for the production and distribution of a 26 half-hour episode animation series based on the storyline and characters of Ragnarok Online in October 2004. The series was produced by Gravity Entertainment and broadcast on television in nine countries from 2004 through 2007. The animation series of Ragnarok Online has been sold in DVD and VOD (video on demand) formats in North America since March 2006, and it has also been distributed in Europe. Our revenues from our animation business represented less than 1% of our total revenues in each of 2014 and 2013.

     Other services

        NeoCyon provides Web site development and operation services to third parties in addition to its core mobile games business. In addition, we generate revenues from sales of goods related to mobile phones, such as ornamental accessories manufactured or procured by third parties, based on consignment sale agreements with such third parties. The amount of revenues from other services represented 8.9% of our total revenues or Won 3,560 million (US$3,263 thousand) in 2014, compared with 4.3% of our total revenues or Won 2,064 million in 2013.

OUR MARKETS

        Korea, Japan, the United States and Canada, Taiwan and Hong Kong/Macau, and Thailand were our biggest geographic markets in 2014 in terms of revenue. Each of these markets is serviced either by us or a distribution company. We directly manage online game operations in Korea. We and NeoCyon both directly manage mobile game operations in Korea. Gravity Interactive, our wholly-owned subsidiary, manages game operations in the United States and Canada. For Taiwan, Hong Kong and Macau, Gravity Interactive directly provides services for Ragnarok Online II, Requiem and Dragonica whereas Game Flier International Corporation is our licensee for Ragnarok Online. GungHo Online Entertainment, Inc. is our

licensee for Ragnarok Online and Ragnarok Mobile Story in Japan. AsiaSoft Corporation Public Co., Ltd. is our licensee for Ragnarok Online, Ragnarok Online II and Ragnarok Online—Uprising: Valkyrie in Thailand.

        The following table sets forth a summary of our consolidated statement of operations showing revenues by geographic area for the periods indicated and the percentage represented by such revenues for year ended December 31, 2014.

	Year Ended December 31,
Country	2012		2013		2014			2014(1)
	(In millions of Won and thousands of US$, except percentages)
Korea	~~W~~	14,762	~~W~~	15,491	~~W~~	19,469	48.8%	US$	17,847
Japan		30,387		14,409		8,511	21.3		7,802
United States/Canada(2)		5,023		7,725		5,038	12.6		4,618
Taiwan/Hong Kong/Macau		2,244		3,106		2,315	5.8		2,122
Thailand		974		1,015		1,283	3.2		1,176
Others		4,391		5,939		3,273	8.3		3,001

Total	~~W~~	57,781	~~W~~	47,685	~~W~~	39,889	100.0%	US$	36,566

Notes:

(1)
For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,090.89 to US$1.00, the noon buying rate in effect on December 31, 2014 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)
Revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries managed by Gravity Interactive. Such revenues from other countries constitute a minor portion of the revenues recorded as subscription revenues from the United States and Canada.

Korea

        In Korea, we commercially launched and began to charge users for Ragnarok Online in August 2002, followed by other games. Our online game users in Korea consist of individual PC account users and Internet café subscribers. Individual PC account users are individuals who log on to our game servers from places other than Internet cafés, such as from home or work, whereas Internet café subscribers are commercial businesses operating Internet café outlets equipped with multiple PCs that provide broadband Internet access to their customers who typically prefer to play online games together with their peers with more powerful PC hardware and faster broadband Internet access than they have at home. Most Internet cafés charge their customers PC usage and Internet access fees of Won 991 on average per hour and subscribe to various online games. Over 5,500 and 9,600 Internet cafés offered our games in Korea according to our internal data as of December 31, 2014 and 2013, respectively. In order to offer our games, an Internet café typically purchases minimum game hours from us. Subscription fees from Internet cafés accounted for 7.6% and 8.2% of our subscription revenues in Korea in 2014 and 2013, respectively.

Overseas markets

        Ragnarok Online is commercially offered in the following 70 overseas countries and markets: Japan, China, Taiwan, Hong Kong, Macau, the United States, Canada, Australia, New Zealand, India, Singapore, Malaysia, Thailand, the Philippines, Indonesia, Brazil, Russia, Armenia, Azerbaijan, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Uzbekistan, France, Belgium, the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark, Spain, Austria, Bulgaria, Cyprus, Czech Republic, Germany, Greece, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Switzerland, Turkey, UAE, Saudi Arabia, Jordan, Kuwait, Bahrain, Qatar, Oman, Lebanon, Mauritania, Egypt, Algeria, Morocco and Tunisia.

        Ragnarok Online is distributed through local game operators and distributors, except for the United States, Canada, Australia, New Zealand, India, Singapore, Malaysia, the Philippines, UAE, Saudi Arabia, Jordan, Kuwait, Bahrain, Qatar, Oman, Lebanon, Mauritania, Egypt, Algeria, Morocco and Tunisia in which Gravity Interactive directly publishes Ragnarok Online.

        The following table lists the overseas countries and markets in which Ragnarok Online is commercially offered through our licensees, the names of the licensees, the dates of the license agreements, and the commercial launch dates and expiry dates of the license agreements.

Country	Licensee	Date of License Agreement	Date of Commercial Launch	Date of Expiry
Japan	GungHo Online Entertainment, Inc.	July 2002	December 2002	September 2015
Taiwan/Hong Kong/Macau	Game Flier International Corporation(1)	May 2002	October 2002	October 2015
Thailand	AsiaSoft Corporation Public Co., Ltd.	June 2002	March 2003	March 2015(2)
Indonesia	PT. Lyto Datarindo Fortuna	April 2004	November 2003	August 2015
Brazil	Level Up! Interactive S.A.	August 2004	February 2005	March 2016
Russia and CIS countries(3)	Ingamba LLC	June 2010	March 2007	June 2015
Europe(4)	Gravity EU SAS	June 2011	April 2004(5)	June 2021
China	Beijing Kunlun Online Network Tech Co., Ltd.	March 2012	February 2013	February 2016

Notes:

(1)
Game Flier International Corporation is a subsidiary of Soft-World International Corporation.

(2)
We are currently in discussion with Asiasoft Corporation Public Co., Ltd. for a renewal of the license agreement for Ragnarok Online in Thailand. While such renewal is pending, Asiasoft Corporation Public Co., Ltd. is continuing to offer Ragnarok Online in Thailand under the terms of the previous agreement.

(3)
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

        Ragnarok Online II is currently commercially offered globally excluding Japan, Vietnam, and China. Requiem and Dragonica are currently commercially offered worldwide. R.O.S.E. Online is currently commercially offered in the United States, Canada, Mexico and 40 other countries. While most of our mobile games are commercially offered in Korea, we also provide those developed in-house in overseas countries, including the United States, Japan and Taiwan, among others. See ITEM 4.B. "BUSINESS OVERVIEW—OUR PRODUCTS."

        Our licensees pay us:

  •
  an initial license fee for initial set-up costs, technical support and advisory services that we provide until commercial launch; and

  •
  ongoing royalty payments based on a percentage of revenues generated from subscription fees and/or micro-transactions of the game they service in the respective overseas markets.

        In addition, if the license agreement is renewed, we typically negotiate a renewal license fee. The license agreements may be terminated in the event of bankruptcy or a material breach by either party, including, in our case, in the event the licensee fails to pay royalty fees in a timely manner.

PRICING STRUCTURE AND PAYMENT SYSTEM

        Our overseas licensees generally develop, after consultation with us, a retail pricing structure for the users of the game they service in their respective markets. Pricing structures are determined primarily based on the cost of publishing and operating the game, the playing and payment patterns of the users, the pricing of competing games in a given market and the purchasing power parity of consumers in that market. Since the launch of Ragnarok Online in August 2002, we have tracked and accumulated user data generated from our user base, which provide us with an extensive database to analyze user patterns and establish pricing for other markets. The pricing for Ragnarok Online has remained generally stable in each of our markets since the respective dates of Ragnarok Online's commercial launch in those markets.

        In December 2006, we started to apply a micro-transaction system (or sale of virtual in-game items model) as an additional business model by providing virtual item shops in the games where players can purchase a wide array of items to customize, personalize and enhance their characters and game playing experiences. The micro-transaction model has been introduced in all the countries and markets where Ragnarok Online is serviced. In addition, since January 2007, we have opened free-to-play servers, which only apply the micro-transaction model, in all the countries and markets where Ragnarok Online is serviced except Japan and China to encourage the players to download and play Ragnarok Online without paying subscription fees or buying playing time and to purchase in-game items pursuant to our micro-transaction model. We offer Ragnarok Online services with the micro-transaction model only in all the countries and markets where Ragnarok Online is serviced, except the countries and markets where the subscription-based fee model is also applied such as Japan, Taiwan, Hong Kong, Macau, Thailand and China. The amount of revenue generated from micro-transactions as a percentage of revenue varies by country and market. For example, in 2014, the approximate percentage of revenue derived from micro-transactions accounted for 22.5% of total royalty revenues for Japan, and 79.9% of total royalty revenues for Taiwan, Hong Kong and Macau.

        Since September 2007, we have been offering premium services as an additional revenue model, where players are offered certain additional features such as the faster accumulation of experience points or higher rates of item drops for additional fees during a specified period of time, in all the countries and markets where Ragnarok Online is serviced except Japan and China. The pricing for Ragnarok Online in Korea and in Japan, the United States and Canada, our principal overseas markets, are set forth below.

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

     Subscription-based fee model

        The subscription-based fee model is currently applied only to Internet cafés and not individual PC users in Korea. The following table sets forth our published pricing plans for Internet cafés in Korea for Ragnarok Online access as of December 31, 2014.

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

Japan

        GungHo, our licensee in Japan, determines the pricing plan for Ragnarok Online in Japan. A majority of users in Japan typically pay to gain access to or purchase game items of Ragnarok Online with prepaid cards, such as WebMoney, among others, which can be purchased at convenience stores or retail game outlets, or online. In addition, credit cards are also a popular payment method. Mobile payment, which can be used for the payment of subscription-based fees and for payments of micro transactions, is increasingly popular in Japan.

     Subscription-based fee model

        Our licensee in Japan offers only one rate for Ragnarok Online and charges JPY1,500 per 30 days of unlimited use.

     Micro-transaction model

        We have applied a micro-transaction model in Japan since December 2006. Game users buy GungHo Shop Points which enable them to buy game items or directly buy game items from the mobile item shop.

The price range of the game items is between JPY50 and JPY1,500. The following table sets forth our licensee's published basic pricing for GungHo Shop Points in Japan as of December 31, 2014.

Points	Retail Price(1)
10,000 points	JPY	1,000
21,000 points		2,000
32,500 points		3,000
55,000 points		5,000
112,000 points		10,000

Note:

(1)
For convenience only, on December 31, 2014, the noon buying rate of Japanese Yen to U.S. dollars as certified by the Federal Reserve Bank of New York for customs purposes was JPY119.85 to US$1.00.

The United States and Canada

        Gravity Interactive, our wholly-owned subsidiary in the United States, determines the pricing plan for Ragnarok Online in the United States and Canada. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as PayPal. Gravity Interactive ceased to apply the subscription-based fee model in April 2011.

     Micro-transaction model

        We have applied a micro-transaction model in the United States and Canada since June 2007. Game users buy points which enable them to buy game items in the price range between US$0.05 and US$20. The following table sets forth our licensee's published basic pricing for points of Ragnarok Online in the United States and Canada as of December 31, 2014.

Points	Retail Price
1,100 points	US$	10.00
1,650 points		15.00
2,875 points		25.00
4,600 points		40.00
6,000 points		50.00
9,000 points		75.00
12,000 points		100.00

     VIP Service fee model

        Although Ragnarok Online is offered based on the micro-transaction model in the United States and Canada, the VIP Service fee model, a premium service model, was introduced in April 2011 to provide users with enhanced game play as an option. The following table sets forth Gravity Interactive's published basic pricing for VIP Service for Ragnarok Online in the United States and Canada as of December 31, 2014.

Days and Points	Retail Price
30 days	US$	7.00
30 days and 1,500 points(1)		15.00
90 days		19.00
180 days		33.50

Note:

(1)
Once a user purchases this package, the user cannot purchase it again before the period of the purchased package ends.

GAME DEVELOPMENT AND PUBLISHING

        We expect the online and mobile game industries to be characterized by increasing demand for sophisticated or original games with the most up-to-date technologies and/or innovative game designs. In response, we intend to expand our game offerings by continuing to develop in-house additional high quality games with the latest technologies and/or innovative game designs and by publishing such new games developed by us or licensed or acquired from leading third party developers.

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

In-house game development

        Our game development department is divided into two categories of development teams: one is dedicated to online games and the other is dedicated to mobile games. As of December 31, 2014, we employed a total of 116 game developers. We have developed Ragnarok Online, Ragnarok Online II, Requiem, Pucca Racing and some social network games and mobile games, such as Trials of Blood and Ragnarok Online—Uprising: Valkyrie, in-house. In order to remain competitive, we are focusing our in-house game development efforts on enhancing the game experience and on developing new games incorporating the latest technologies (including software improving the communication and interaction between players).

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

        We conduct a variety of marketing programs and online and offline events to target potential subscribers accessing the Internet from home. Our main marketing efforts include advertising on Web site portals and game magazines, conducting online promotional events, participating in trade shows and entering into promotional alliances with Internet service providers. We spent Won 1,614 million (US$1,480 thousand) on advertising and promotions in 2014, compared with Won 2,852 million in 2013.

        We frequently organize in-game events, such as "fortress raids" for our users, which we believe encourages the development of virtual communities among our users and increases user interest in our games. We also host from time to time in-game tournaments in which users can compete against each other either as a team or individually. In addition, we use in-game events to introduce users to new features of our games. We organized 44 in-game events for Ragnarok Online users in 2014, compared with 42 such in-game events in 2013.

        In most of our overseas markets, marketing activities are principally conducted by our licensees and typically consist of advertising on Web site game portals and online game magazines and through television commercials, as well as hosting online and offline promotional events. The licensees are responsible for the costs associated with such advertising and promotional activities. For example, GungHo hosted the GungHo Festival in May 2014, which included the Ragnarok Online Japan Championship, game conference and costume-play stage and other programs for users. The Ragnarok Online Japan Championship was attended by approximately 1,400 visitors. GungHo also sells a DVD and a memorial package of Ragnarok Online software to commemorate the Ragnarok Online Japan Championship every year. Level Up! Inc., our former licensee in the Philippines, hosted Level Up! ProTour competition in June 2014, where players competed to win the Ragnarok Online Philippines Championship. Level Up! Inc. also hosted marketing events for all the games published by them, such as Level Up! Guild Congress in November 2014, where guild members gathered and socialized with fellow gamers. PT. Lyto Datarindo Fortuna, our licensee in Indonesia, hosted an annual event called the Lyto Festival in September 2014, which included the Ragnarok Indonesia Championship Final Match and the Ragnarok II battle tournament, and which was attended by approximately 10,000 visitors. AsiaSoft Corporation Public Co., Ltd., our licensee in Thailand, hosted the PlayPark FanFest in November 2014, formerly the AsiaSoft All Star Battle, which has been held annually since 2009. The PlayPark FanFest, attended by approximately 35,000 visitors, included the Ragnarok Online Thailand Championship, and visitors were invited to experience Ragnarok Online II.

        In addition, from time to time our overseas licensees also market our games through sponsoring promotional events jointly with other local game publishers or participating in expositions or other events for online games in order to reach a broader local audience. For example, Gravity Interactive participated in Anime California, a convention for animation, music and manga and attended by approximately 3,000 visitors. At Anime California, Gravity Interactive set up its own booth, where visitors were encouraged to sign up for our games and were provided information on Ragnarok Online and Ragnarok Online II. Level Up! Interactive S.A., our licensee in Brazil, participated in Anime Friends, which included the Ragnarok Online Championship in July 2014. Anime Friends is one of the biggest anime events in Latin America, and was attended by approximately 70,000 visitors during the two week event. Gravity EU SAS, our licensee in France, participated in several conventions for animation, game, manga and costume play, such as AnimagiC and Connichi in Germany in August 2014 and in September 2014, respectively, where Gravity EU SAS set up booths to present Ragnarok Online and Ragnarok Online II to the public and held various events for visitors. Game Flier International Corporation, our licensee in Taiwan, hosted a press conference to introduce Ragnarok Online II in June 2014 which was attended by more than 40 members of the local press and broadcasting media.

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

GAME SUPPORT AND CUSTOMER SERVICE

        We are committed to providing superior customer service to our users directly and through our licensees. As of December 31, 2014, 3 employees were game masters, or persons who are in charge of testing, updating and providing server maintenance for online games, as well as dealing with customer complaints, 16 employees were members of our domestic customer service team and 30 employees were members of our overseas customer support team.

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

        We maintain our server hardware in a single climate-controlled facility at KT Mokdong Internet Computing Center at 233-5 Mokdongdong-ro, Yangcheon-gu, Seoul, Korea and our other system hardware in our offices in Seoul. As of December 31, 2014, our server network for our game operations in Korea consisted of a total of 380 servers, including 164 physical servers and 216 servers run on 90 physical servers through the server virtualization technology we have adopted since July 2011, which allows one physical server to be divided into multiple virtual servers, each of which functions individually as a complete and independent server.

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

Competition in the online game industry

        Currently, the leading providers of online games, based on the number of peak concurrent users, are Riot Games, Inc., Activision Blizzard, Inc., Nexon Co., Ltd., Neowiz Games Corporation, and Wargaming Public Company Limited, according to data available from various public sources. League of Legends of Riot Games, Inc., Dungeon Fighter Online of Nexon Co., Ltd., and World of Warcraft of Activision Blizzard, Inc. are some of the most popular online games. Neowiz Games Corporation's Crossfire and Wargaming Public Company Limited's War & Tank have gained popularity, and each has maintained a large number of players and a loyal user base.

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

        We are the registered owner of 14 registered software copyrights to ten games: Ragnarok Online, Ragnarok Online II, R.O.S.E. Online, Requiem, Ragnarok Violet, Ragnarok Angel Poring, Ragnarok Online—Uprising: Valkyrie, Arcturus, Pucca Racing and W Baseball, each of which has been registered with the Korea Copyright Commission. We no longer commercially offer Arcturus, a PC-based, stand-alone game, nor Pucca Racing, and have decided to cease commercialization of W Baseball. As of December 31, 2014, we owned over 48 registered domain names, including our official Web site and domain names registered in connection with each of the games we offer. We had 792 registered discrete trademarks at patent and trademark offices in 52 countries as of December 31, 2014. We had three design patents, two analogous design patents, which are variations of two of the design patents, registered with the Korea Intellectual Property Office, registered copyrights covering 11 game characters, five online game business model patents and one patent pending with the Korea Intellectual Property Office, in each case as of December 31, 2014.

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

        The amendment to the Promotion Act includes for the first time the definition of the term "speculative game." A speculative game refers to a game that permits betting and offers monetary loss or profit that is determined by chance. Elements that may cause a game to be considered a speculative game include the existence of game money used as a means for betting or purchasing game items (items used within the game for progression in the game) that become the subject of exchange with real money. The Supreme Court Decision No. 2009Do12117 rendered on February 25, 2010 provided that a 'speculative game' under the amended Promotion Act, should be carried out in accordance with the contents and method prescribed under Article 2,(1-2) of the Promotion Act, and further, that the term refers to a gaming device or tool which directly provides money, prize or other financial profit or incurs loss on the game user via a payment tool installed on the gaming device or tool depending on the results of the game. Although the new rules and Supreme Court decision are intended to provide more clarity for the determination of whether a game is deemed speculative or not, because our games involve transactions with game items, we have had to take measures to ensure that we are in compliance with the new rules. Such measures include providing games after receipt of the Rating Review from the Game Rating and Administration Committee, or receipt of the Self Rating Review from online open market or other electronic commerce intermediaries in accordance with the Article 21 (1) 4 of the Promotion Act in case of games provided by means of a mobile devices or a wireless internet connecting device.

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

        The Game Rating and Administration Committee published the Yearbook for Classification of Game Ratings on a yearly basis from 2008 to 2014 in order to provide information on industry trends. The Yearbooks include data on ratings and classifications of various games released in Korea and the immediately preceding year's results of the examination of the information and communications service providers. The Game Rating and Administration Committee published the Yearbook to improve fairness and transparency in inspecting games and to provide industry participants with guidelines on ratings inspection as well as basic information on the development of the game industry.

        At the time of establishment, the Promotion Act prescribed a provision on national subsidy support for the smooth grading deliberation and follow-up administration work conducted by the Game Rating and Administration Committee, and set forth the period of provision as temporary through its addenda. Afterwards, through an amendment of the Addenda, the provision period was extended, and on May 22, 2013, the period of national subsidy provision was deleted through the deletion of the relevant addenda. Recently in the global online and mobile game industries, there has been growth in the open markets in which small content developers and individual content producers directly supply their programs to consumers. However, under the then-current law, games could be distributed only after being rated by the Game Rating and Administration Committee, and this impeded the development of the open market in Korea. In addition, some games, especially those that permit betting, caused social problems as speculative operating methods such as illegal automatic playing programs which allow players to cheat and acquire game money or game items were being developed. However, the then-existing laws did not provide sufficient grounds to regulate such situations.

        In response, on April 5, 2011, the Act on Promotion of the Game Industry was amended. The amendment provides that all games that cannot receive prior rating by the Game Rating and Administration Committee due to special circumstances in their production and distribution channels should be subject to the distributors' own rating. The Act also provides grounds for sanctioning speculative operating methods and the undermining of fair gaming through illegal programs, among others. The amendment went into effect on July 6, 2011. In addition, consistent with a decision by the Constitutional

Court on dual punishment, the amendment also includes a revised provision which stipulates that if an employer fulfills her duty of care as a manager and supervisor of her employees, she can be exempt from punishment.

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

        (2)   Game-related companies are prohibited from encouraging speculation by using operating methods, devices or machines closely related to the realization of game contents, and any person violating this provision is subject to corrective recommendation or corrective order imposed by the Minister of Culture, Sports, and Tourism; and

        (3)   In order to realize the principle of responsibility in the dual punishment provision, if an employer fulfills her duty of care as a manager and supervisor with respect to her employees, the employer may be exempt from punishment (proviso in Article 47 of the Promotion Act).

        The Promotion Act was further amended on July 21, 2011 and went into effect on January 22, 2012. The amendment was intended to create a sound gaming culture by clearly defining the responsibilities of the game industry and the government and to encourage public awareness of prevention of excessive gaming. Under the amended Promotion Act, a game-related enterprise is required to obtain parental consent when a minor joins a game site as a member and to take measures to prevent excessive use of games by imposing a time limit on minors' game usage time. The Minister of Culture, Sports and Tourism may request game-related enterprises to submit or report data relating to such preventive measures and, after an examination thereof, order the relevant game-related enterprises to correct the preventive measures if they are deemed to be insufficient.

        The Enforcement Decree of the Promotion Act amended and enforced on January 6, 2015 lifted the burden of internet computer game facility providers through the deletion of a provision which imposed an obligation on internet computer facility providers to install program, etc. which block access of users to games which were classified as speculative game or did not receive any rating.

     The Telecommunications Business Act

        Under the Telecommunications Business Act, a person who intends to run a value-added telecommunications business must report to the Ministry of Science, ICT and Future Planning, or the MSIP, which has the authority to accept and monitor such reports. We are classified as a value-added telecommunications service provider such that we are required to prepare and submit statistical reports regarding, among others, the current status of facilities, subscription records and current status of users to the MSIP upon its request. The MSIP is responsible for compiling information and formulating telecommunications policies under this Telecommunications Business Act. In addition, we are required to report any transfer, takeover, suspension or closing of our business activities to the MSIP, which may cancel our registration or order us to suspend our business for a period of up to one year if we fail to comply with its rules and regulations.

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

        Prior to the amendment on May 28, 2013, this Act prescribed that only the transactions in which the one-time payment amount is above Won 50,000 were eligible for protective measures for payment security which is imposed on telecommunications sales operators, in case of advance payment in the telecommunications sales, a duty to provide escrow service for payment or subscribe to consumer injury compensation insurance upon the election by a consumer of either option. However, under the amended Act which deleted Article 24(3)(i) concerning the application of such protective measures for payment security, the consumer rights protection was enhanced because even transactions whose amount is small, Won 50,000 or less, can benefit from protective measures for payment security. Such amendment went into effect on November 29, 2013.

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

        Following the continued occurrence of personal information leakage incidents on information and communication networks in the financial sector, the Information Protection Act was amended on May 28, 2014 (enforced on November 29, 2014) to strengthen personal information protection measures and supplement remedial methods for users by strengthening punishment on information and communication network providers and introducing a statutory damage compensation system. According to the amended Information Promotion Act, a user may claim for statutory damage compensation up to Won 3 million in case of loss, theft or leakage of his/her personal information under management by the information and communication network provider.

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

        Prior to the amendment dated August 6, 2013, the Personal Information Protection Act permitted the process of personally identifiable information (resident registration number, passport number, driver's license number and foreigner registration number) under limited circumstances such as when required by law or when consent is obtained, and mandated the implementation of security measures to prevent possible loss, theft, leak, alteration or compromise of personally identifiable information. However, it was not successful in deterring massive leaks and misappropriations of resident registration numbers and large companies responsible for such leakage escaped civil and/or criminal liabilities on numerous occasions, which increased public distrust and raised concerns about further damages resulting from such leaks and misappropriations.

        Against the backdrop of the foregoing, the Personal Information Protection Act was amended partially as of August 6, 2013 with respect to personally identifiable information, which went into effect on August 7, 2014. The key amendments are: (i) in principle, no person dealing with personal information is permitted to process resident registration numbers (newly added Article 24-2); (ii) in the event of loss, theft, leak, alteration or compromise of resident registration numbers, an administrative fine not exceeding Won 500 million may be imposed (newly added Article 34-2); and (iii) it is made clear that if there is substantial ground to suspect a violation of applicable laws and regulations with respect to personal information protection, the Minister of Safety and Public Administration may advise a relevant personal information processor to take disciplinary action against liable person(s) which include the representative director and responsible executive officers (Article 65(2)). Such amendments purport to prevent any possible leak of resident registration numbers and induce companies to discharge to the fullest extent their responsibilities for the protection of personal information such as resident registration numbers.

        Following the continued occurrence of personal information leakage incidents on information and communication networks in the financial business sector, the Personal Information Protection Act was amended on March 24, 2014 (to be enforced on January 1, 2016) to obligate personal information processors who store resident registration numbers to encrypt resident registration numbers as part of an effort to minimize damages from leakage of personal information.

     The Korean Civil Code and the Act on the Establishment and Management of the Korea Communications Commission

        Pursuant to the Korean Civil Code, contracts entered into with minors, who were persons under 20 years of age, without parental consent under the Korean Civil Code prior to its amendment, may be invalidated. The definition of minors is changed to persons under 19 years of age in the amendment to the Korean Civil Code on March 7, 2011, which became effective on July 1, 2013. Under the Act on the Establishment and Management of the Korea Communications Commission, the KCC was established to oversee services relating to broadcasting and communications and also to deliberate and resolve matters concerning the protection of users' information and communications. As a result, telecommunications service contracts and online game user agreements are required to specifically set forth procedures for rescinding service contracts, which may be entered into by persons under 19 years of age without parental consent.

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

        Although only a small number of our current subscribers were using the settlement options mentioned in the KCC order, we have enhanced our age verification and parental consent procedures for players using the relevant settlement options.

     Copyright Act

        The Copyright Act, which was amended on April 22, 2009, was established by combining the "Copyright Act" on the protection of general works and the "Computer Programs Protection Act" on the protection of computer program works in order to maintain the consistency of copyright protection policies and seek an efficient administration thereof. In addition, the Korea Copyright Commission was established by combining the existing Copyright Commission and the Korea Software Copyright Committee, thereby improving the protection of copyrights and the efficiency of its operation. The amended Copyright Act also includes essential elements of the Computer Programs Protection Act which was abolished on July 23, 2009 and, in connection with computer program works, restrictions on software copyrights, reverse analysis of computer programs, and the establishment of the exclusive right to issue computer programs as a special case apart from other kinds of works.

        The Copyright Act was amended on June 30, 2011. The amendment extends the period of copyright protection from 50 years to 70 years after the death of copyright holders in order to implement the agreements in the Korea-EU Free Trade Agreement.

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

        The key contents of the amendment to the Copyright Act on December 2, 2011 regarding online game development and services are as follows:

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

        A Web site for trading items is a Web site which offers the services of a brokerage or agency for the trading of tangible or intangible things gained from online games as prescribed in the Promotion Act. A Web site for trading items needs to specify on its Web site that access is not allowed for minors, and any person visiting such Web site is required to go through the adult certification process. Any Web site operator found to be operating such Web site in breach of the requirements under the public notice is subject to a maximum of 3 years of imprisonment or a maximum fine of Won 20 million. On June 3, 2009, Item Bay Co., Ltd., one of the leading Web sites in Korea for trading online game items, initiated an administrative proceeding against the MIHWAF seeking cancellation of the MIHWAF's public notice. Item Bay Co., Ltd. argued that "game items are purchased by users at their own discretion depending on their necessity, and remote from speculative activity. Therefore, Web sites for trading online game items do not fall under media harmful to minors." Nevertheless, the court ruled against Item Bay, rendering that "Trading items on Item Bay falls under speculative activity as it is hard for game users to resist the temptation of cash trades through which they may easily gain items, which will cause users to be attracted to the cash convertibility of items rather than the game itself," and the ruling was confirmed by the Supreme Court in 2010.

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

        This Juvenile Protection Act was yet further amended in part on January 17, 2012, which became effective on April 17, 2012. The key contents of the amendment are as follows:

        (1)   The amendment specifies the basis of establishing the Harmful Media Materials Review Subcommittee to assist the Commission on Youth Protection with the review and determination of media materials harmful to minors; and

        (2)   The amendment reduces the review period for reconsideration of media materials harmful to minors from the current 60 days to 30 days considering that the review period for re-classifying movies and games is 15 days.

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

Japan

        Japan does not currently have any national government regulations targeted specifically at the online game or mobile game industry. Some regulations that are relevant to or that may affect the online game and mobile game industries are described below.

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

     Regulations on sound upbringing of minors

        In Japan, Internet and game software content is generally regulated at the local, rather than the national, level. Many local governments have ordinances regarding the sound upbringing of minors, which empower competent authorities to designate game software as detrimental to the sound upbringing of minors and prohibit the sale or distribution to minors of such designated game software. In addition, the Computer Entertainment Rating Organization, or CERO, a nonprofit organization, offers rating services for home-use games, including online and mobile games. Game developers may request a rating for their game software from CERO, which will then review such software and assign one of the following five ratings: "suitable for users of all ages," "suitable for users 12 years old or older," "suitable for users 15 years old or older," "suitable for users 17 years old or older," and "suitable only for users 18 years old or older." Ratings are based on, among other factors, the degree of sex, violence and anti-social expression in the game software content. Once a rating is assigned, the relevant game software must prominently display such rating.

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

        By submitting a game to the ESRB and using an ESRB rating, a video game publisher must agree to adhere to advertising and packaging guidelines for the rated game, such as using appropriate advertising content and not targeting any advertisement for a game rated "Teen," "Mature" or "Adults only" to consumers for whom the product is not rated as appropriate. The Advertising Review Board has been granted the oversight and enforcement authority for compliance with the advertising guidelines. The ESRB ratings must be displayed on both the front and back of game packaging in compliance with the ESRB requirements. The ESRB may enforce sanctions against game producers for failing to label their product properly, including fines up to $1 million, and/or product recall. Games that are digitally available via download may be taken down for incomplete content disclosures. Although submitting a game to the ESRB is voluntary, many retailers will not sell games without an ESRB rating.

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

        Federal and state legislators have also attempted to regulate violent content in video games via the tax code. The Federal Tax Reform Act of 2014, which was not passed into law, contained a provision that would have disqualified the developers of violent video games from claiming a research and development tax credit. In 2014, and again in 2015, Pennsylvania, state legislators introduced a bill attempting to incentivize video game studios to move to the state by offering a tax credit. The bill specifically excludes the makers of violent video games from eligibility. So far, neither proposal has become law.

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

     Online Collection of Information from Children

        The Children's Online Privacy Protection Act of 1998 ("COPPA") governs the online collection of personal information from children under 13. Under COPPA, a Web site that knowingly collects information from children under 13 years old, or that in whole or in part is directed to children under 13 years old, must obtain verifiable parental consent before collecting personal information from any child (including first and last name, home address, email address, telephone number, Social Security number, image or likeness, mobile device identifier or other persistent identifier which would permit the physical or online contacting of a specific individual). In 2012, the FTC revised its Rule implementing COPPA to, among other things, expand the definition of personal information to include the passive collection of technological information, such as through cookies or mobile device IDs. Effectively, this means that websites or online services subject to COPPA must obtain verifiable parental consent before engaging in online advertising in many cases. The Web site operator must also post a clear online privacy policy that provides notice of what information is collected from children, how the information is used, and a list of third parties with whom the operator may share or sell the child's information; parents must be given the choice to determine whether the child's information can be shared with third parties, and must also be provided access to the child's information and the opportunity to delete any such information collected. Moreover, the operator must establish and maintain reasonable procedures to protect the confidentiality, security and integrity of any personal information collected from children under 13 years of age. The COPPA also prohibits conditioning a child's participation in a game on the child disclosing more personal information than is reasonably necessary to participate in such activity.

        The COPPA authorizes the FTC and the State Attorneys General to bring actions against Web site operators to enforce the statute, and provides for penalties of up to US$16,000 per violation.

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

     Protection of Personal Information

        Most States have some form of specific legislation regarding the protection of personal information collected, processed, maintained or used in electronic form, as well as specific notification procedures in the event that such information is accessed by unauthorized individuals. Under these laws, among other things, businesses are required to implement and maintain reasonable security measures designed to protect the computerized personal information of its customers or users from unauthorized access, disclosure or use. These measures may require the encryption of sensitive data, such as credit card numbers, social security numbers, bank security access codes, etc. In the event that a business suffers a security breach, these laws generally require the business to provide notice of such breach to each individual user affected by the breach, and in some circumstances, to the State Attorney General, the FTC, or other state or federal agencies. In addition, if such personal information is accessed by unauthorized individuals as a result of the business' failure to use reasonable measures to protect the information, the business may be liable to those customers for any misuse of such personal information and may be liable for statutory fines or penalties, as well as civil and even potential criminal prosecution by government authorities. In 2014, California and Florida expanded the definition of "personal information" to include a user name or email address in connection with a password or security question that would permit access to an online account. Theft, loss or unauthorized access to these data elements would trigger mandatory breach notification obligations in these jurisdictions.

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

        In February 2013, the FTC released a Staff Report on mobile privacy disclosures which recommends that mobile app developers post a privacy policy accessible through the app or the app store, provide just-in-time disclosures and obtain affirmative express consent when collecting sensitive information such as children's data. The FTC Report also encourages mobile app developers to consider participating in self-regulatory programs, trade associations and industry organizations which may provide guidance on short-form privacy disclosures. The FTC has increased its scrutiny of mobile platforms and mobile apps and brought several consent decrees against app developers in 2011, 2012, 2013 and 2014 relating to misleading privacy disclosures, the over-collection of data from a user's mobile device, and the collection of information from children under 13 in violation of COPPA.

        In 2013, the California Attorney General issued guidance for mobile app developers which recommends, among other things, that app developers use enhanced measures or special notices, to alert users to unexpected data use cases.

     Misleading Advertisements

        In 2014, the FTC took action against a video game company for making false and misleading statements in advertisements relating to "cross platform gaming," saving functions, and availability of certain features.

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

        Some commentators consider Section 230 of the CDA controversial and have called for it to be amended by Congress because a number of courts have interpreted it as granting broad tort immunity. One case rejected immunity by holding that claims involving a person's personal information is a violation of such persons' publicity rights, which the court held were intellectual property rights outside of the scope of immunity. Another court held that an interactive computer service was not immune from federal Fair Housing Act violations because the interactive computer service provided tools such as pull down menus that assisted the users in creating the content that violated the Fair Housing Act. State law proposals have sought to limit the protections offered by the CDA by introducing legislation to carve out protection in cases of violations of state criminal law or child prostitution. Thus far, no such law has been enacted or upheld.

        Congress or the courts could continue to narrow the application of Section 230 of the CDA, in which case online game service operators, such as the Company, could face increased potential liability for certain speech or conduct by the users on their online game service.

ITEM 4.C.    ORGANIZATIONAL STRUCTURE

        The following is our organizational structure as of March 31, 2015:

Note:

(1)
Gravity Middle East & Africa FZ-LLC went into liquidation proceedings in the United Arab Emirates in September 2008.

ITEM 4.D.    PROPERTY, PLANTS AND EQUIPMENT

        As of December 31, 2014, our property and equipment mainly consisted of (i) game engines, (ii) network servers, (iii) PCs and (iv) software purchased externally. As of December 31, 2014, the net book value of our property and equipment was Won 1,213 million (US$1,112 thousand). Because our main business is to develop and distribute online and mobile game services, we do not own any factories.

Korea

        Our principal executive and administrative offices are located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea. We currently occupy 74,904 square feet of office space, which we lease from Korea Software Industry Promotion Agency, pursuant to a lease that will expire on December 31, 2016 and which is renewable for three additional years. The annual lease payment amounts to Won 1,503 million (US$1,378 thousand). The offices of NeoCyon, our 96.11% owned subsidiary, are located at 14F, 396 World Cup buk-ro, Mapo- gu, Seoul 121-795, Korea. NeoCyon currently occupies 9,980 square feet of office space, subleased from us. The annual lease payment amounts to Won 200 million (US$183 thousand). We believe that the existing facilities of Gravity and NeoCyon are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

United States

        The offices of Gravity Interactive, our wholly-owned subsidiary in the United States, are located at 7001 Village Drive, Suite 150, Buena Park, California 90621. Gravity Interactive currently occupies 5,838 square feet of office space, leased from a third party. The annual lease payment amounts to US$123 thousand. We believe that the existing facilities of Gravity Interactive are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

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

        In 2014, our revenues decreased by 16.3% to Won 39,889 million (US$36,566 thousand) from Won 47,685 million in 2013. In 2013, our revenues decreased by 17.5% to Won 47,685 million from Won 57,781 million in 2012. We recorded a net loss attributable to parent company of Won 20,907 million (US$19,167 thousand) in 2014 as compared to a net loss attributable to parent company of Won 18,588 million in 2013 and a net loss attributable to parent company of Won 12,224 million in 2012. Our gross profit margin decreased to 14.3% in 2014 from 25.8% in 2013 and 39.6% in 2012. Our operating margin was negative 29.7% in 2014 due to an operating loss of Won 11,829 million (US$10,844 thousand) in 2014 as compared to a negative operating margin of 35.1% in 2013 and versus a negative operating margin of 32.0% in 2012. The decrease in revenues in 2014 was primarily due to: (i) decreased royalties and license fees from Ragnarok Online in Japan and China; (ii) decreased subscription revenues from Ragnarok Online II in the United States and Canada; and (iii) decreased revenues from a mobile game operations service for a third party. The decrease in revenues in 2014 was partially offset by increased revenues from Ragnarok Online in Korea and increased revenues from mobile games. Our cost of revenues for 2014 decreased as compared to 2013 mainly due to decreased amortization on intangible assets and salaries. Our operating expenses for 2014 decreased as compared to 2013 mostly due to decreased impairment losses on intangible assets and goodwill, salaries, advertising expenses and R&D expenses. Our revenue trend will continue to be materially affected in the future by the popularity of online and mobile games introduced by our competitors.

        Our corporate income tax rate in 2014 was 22%.

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

     Online games—subscription revenue

        Subscription revenue consists of revenues from (i) micro-transactions, (ii) subscription fees from Internet cafés and (iii) premium services for individual PC users. Micro-transaction fees for consumable in-game items are deferred when such in-game items are purchased by users and recognized as revenue when the purchased in-game items are used in the games while those for permanent in-game items are recognized ratably as revenues over the estimated life cycle of game users. Such life cycle is calculated based on the weighted average game usage days of each game. Micro-transaction fees for in-game items with limited time period are deferred and recognized as revenue in proportion to the number of days lapsed. All online game subscription fees and premium service fees are prepaid. Prepaid subscription fees from Internet cafés are deferred and recognized as revenue on a monthly basis based on actual hours used. Prepaid premium service fees from individual PC users are deferred and recognized as revenue on a monthly basis in proportion to the number of days lapsed.

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

        We also receive royalty revenues from our licensees based on an agreed percentage of each of the licensees' revenues from our games. Royalty revenues are recognized on a monthly basis after the licensee confirms its revenues based on the licensee's sales from our games during the month. Our licensees' sales consist of revenues from subscription fees and micro-transactions. We generally are advised by each of our licensees as to the amount of royalties earned by us from such licensee within 15 to 25 days following the end of each month and we generally receive payments of the royalties within 20 to 30 days following the end of each month.

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

        Micro-transaction fees for consumable in-game items are deferred when such in-game items are purchased by users and recognized as revenue when the purchased in-game items are used in the game while those for permanent in-game items are recognized ratably as revenues over the estimated life cycle of game users. Such life cycle is calculated based on the weighted average game usage days of each game. Per-download fees are recognized on a monthly basis as they are earned. License fees are deferred and recognized ratably as revenue over the license period and guaranteed minimum royalty payments are deferred and recognized as the relevant royalty is earned. Royalty revenues are based on an agreed percentage of each of the licensees' revenues based on the licensee's sales from our mobile games and recognized on a monthly basis. Revenues of contract prices for certain mobile applications are recognized by measuring progress-to-completion under the percentage-of-completion method. If we do not have a sufficient basis to measure progress towards completion, revenues are recognized when we receive final acceptance from the customer that the services have been completed. Other contract prices are recognized when the products or services have been delivered or rendered and the customers can begin use in accordance with the contractual terms. Revenues from mobile games operation service are based on an agreed percentage of each of the licensors' revenues based on the licensor's sales from the mobile games we operate on their behalf and recognized on a monthly basis after the licensor confirms its revenues based on the licensor's sales from the relevant mobile games during the month. Intellectual property royalty revenues are recognized on a monthly basis.

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

        The following table sets forth a breakdown of revenues by type of revenue and the percentage of total revenue for the periods indicated:

	Year Ended December 31,
Revenue Type	2012			2013			2014			2014(1)
	(In millions of Won and thousands of US$, except percentages)
Online games—subscription revenue	~~W~~	10,150	17.6%	~~W~~	8,206	17.2%	~~W~~	7,962	20.0%	US$	7,299
Online games—royalties and license fees		32,325	55.9		21,726	45.6		13,093	32.8		12,002
Mobile games and applications		8,262	14.3		14,504	30.4		15,055	37.7		13,801
Character merchandising, animation and other revenue		7,044	12.2		3,249	6.8		3,779	9.5		3,464

Total	~~W~~	57,781	100.0%	~~W~~	47,685	100.0%	~~W~~	39,889	100.0%	US$	36,566

Notes:

(1)
For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,090.89 to US$1.00, the noon buying rate in effect on December 31, 2014 as certified by the Federal Reserve Bank of New York for customs purposes.

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

        The cost of revenues from the payments to Mr. Myoung-Jin Lee was Won 185 million (US$170 thousand) for 2014 and Won 284 million for 2013. This agreement expires in January 2033.

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

Foreign currency effects

        In 2014, 51.2% of our revenues were denominated in foreign currencies, primarily in U.S. dollar and Japanese Yen.

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

        Although we receive our monthly royalty revenues from our overseas licensees in foreign currencies, primarily in Japanese Yen and U.S. dollar, and other local currencies, such as NT dollar and Thai Baht in our other principal markets, substantially all of our costs are denominated in Won. We receive monthly royalty payments from our overseas licensees based on an agreed percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. We generally receive these royalty payments 20 to 30 days after the end of each month unless delayed due to extraordinary circumstances. Appreciation or depreciation of the Won against these foreign currencies during this period will result in foreign currency losses or gains and affect our net income.

        As of December 31, 2014, 2013 and 2012, we had no foreign currency forward contract outstanding. See ITEM 11. "QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK—Foreign currency risk."

Income tax expenses

        See ITEM 3.D. "RISK FACTORS—RISKS RELATING TO OUR BUSINESS—Adverse changes in the withholding tax rates in the countries from which we receive license fees and royalties could adversely affect our net income." and ITEM 5.A. "OPERATING RESULTS—CRITICAL ACCOUNTING POLICIES—Income taxes."

CRITICAL ACCOUNTING POLICIES

        Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, contingent liabilities, and revenue and expenses during the reporting period. We evaluate our estimates on an ongoing basis based on historical experience and other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The policies discussed below are considered by our management to be critical because they are not only important to the portrayal of our financial condition and results of operations but also because the application and interpretation of these policies require both judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

Revenue recognition

        We derive, and expect to continue to generate, most of our revenues from online game subscription revenue generated in the countries where our games are offered by us, royalties and license fees paid by our licensees in overseas markets, and mobile games and applications revenue. Our revenues can be classified into the following four categories: (i) online games—subscription revenue; (ii) online games—royalties and license fees; (iii) mobile games and applications revenue; and (iv) character merchandising, animation and other revenue. For details, see ITEM 5.A. "OPERATING RESULTS—OVERVIEW—Revenues."

        We recognize revenue in accordance with U.S. GAAP, as set forth in Accounting Standards Codification, or ASC 605, Revenue Recognition and other related pronouncements.

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

Capitalized software development costs

        We capitalize certain software development costs relating to online games that will be distributed through subscriptions or licenses. The Company accounts for software development costs in accordance with ASC 985, Costs of Software to be Sold, Leased, or Marketed. Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in research and development expense. We establish technological feasibility of a product when closed beta testing has been completed and open best testing has started. Once a software product has reached technological feasibility, then all subsequent software development costs for that product are capitalized until the product is commercially launched. Technological feasibility is evaluated on a product by product basis, but typically occurs when the online game has a proven ability to operate on a multiplayer level for a large number of users. Technological feasibility of a product encompasses both technical design documentation and game design documentation.

        We evaluate the recoverability of capitalized software development costs on a product by product basis. The recoverability of capitalized software development costs is evaluated based on the expected performance of the specific products to which the costs relate. Criteria used to evaluate expected product performance include: historical performance of comparable products using comparable technology; orders for the product prior to its release; and estimated performance of a sequel product based on the performance of the product on which the sequel is based. Capitalized costs for those products that are cancelled are expensed in the period of cancellation. In addition, an impairment loss shall be recorded when management's forecast for a particular game indicates that unamortized capitalized costs exceed the net realizable value of that asset. Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established, as well as in the ongoing assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional development costs to be incurred. If revised forecasted or actual product sales are changed from the original forecasted amounts utilized in the initial recoverability analysis, the actual impairment charge may be larger than originally estimated in any given period.

        Significant management judgment is required to assess the timing of technological feasibility as well as the ongoing recoverability of capitalized costs.

Impairment of goodwill and other intangible assets

        Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. As of December 31, 2014, the carrying value of goodwill for each reporting unit, NeoCyon and Gravity Games, are Won 1,210 million (US$1,109 thousand) and nil, respectively.

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

        We performed our annual impairment test for goodwill at our reporting unit using data as of December 31, 2014. In performing the valuations, we used cash flows, which reflected management's forecasts and discount rates which reflect the risks associated with the current market. Prior to performing the two step impairment test for goodwill, we performed a qualitative assessment for the reporting unit.

        In 2014, we concluded not to recognize impairment loss for goodwill as the fair value of the business reporting unit was determined to be greater than its book value. In performing the annual impairment test for goodwill for Gravity Games as of December 31, 2013, the fair value of the business reporting unit Gravity Games was determined to be lower than its book value. Therefore, during the fiscal year ended December 31, 2013, we recorded impairment losses of Won 2,653 million in reporting unit of Gravity Games due to the overall decline in the fair value of the reporting unit. The fair value of the reporting unit was estimated principally using the expected present value of the future cash flows.

        Product technology, presented as an acquired intangible asset in balance sheets, represents product technology related to Dragonica which was recognized as a result of a business combination with Gravity Games in 2010 and illustrated images purchased from a third party in 2014. As of December 31, 2014, the carrying value of such product technology is nil and Won 43 million, respectively.

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

        As a significant decrease in revenue of Dragonica was noted in 2013, which was a trigger event for long-lived assets impairment analysis as of December 31, 2013, we performed an impairment test on Dragonica. As the carrying amount of Dragonica exceeded its fair value, we recognized an impairment loss of Won 1,424 million for Dragonica in 2013.

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

        Based on the assessments that we conducted during 2012 and 2013, which took into account our projected future taxable income, we concluded that it was more likely than not that portions of the deferred tax assets of Gravity and all of the deferred tax assets of NeoCyon as of December 31, 2012 and 2013, which mainly consist of tax credits in Korea, would be realized.

        However, in 2014, we concluded that it was more likely than not that deferred tax assets of Gravity and NeoCyon could not be realized, based on the cumulative taxable loss over the previous three years. As a result, we recognized full allowances from deferred tax assets.

Recent accounting pronouncements

        In March 2013, the FASB issued ASU 2013-05, Foreign Currency Matters, to clarify the accounting for the release of a cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. The adoptions of ASU 2013-05 did not have a material impact on the Company's consolidated financial statements.

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

        In May 2014, the FASB and International Accounting Standards Board ("IASB") issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, Revenue from Contracts with Customers (Topic 606) is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after

December 15, 2016 and early adoption is not permitted. In April 2015, the FASB tentatively decided to defer one year the effective date of new revenue standard for public entities reporting under U.S. GAAP. If the changes in the proposed ASU are finalized to extend by a year, the standard will be effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. The standard provides for either full retrospective adoption or a modified retrospective adoption by which it is applied only to the most current period presented. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

        In August, 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements-Going Concern, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date of issuance of the entity's financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is "substantial doubt about the entity's ability to continue as a going concern." The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The ASU shall be applied at the effective date, and the Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

RESULTS OF OPERATIONS: 2014 COMPARED TO 2013

        The following table summarizes our results of operations for the periods indicated:

	Year Ended December 31,
	2013		2014		2014(1)		% Change
	(In millions of Won and thousands of US$, except percentages)
Revenues(2):
Online games—subscription revenue	~~W~~	8,206	~~W~~	7,962	US$	7,299	(3.0)%
Online games—royalties and license fees		21,726		13,093		12,002	(39.7)
Mobile games and applications		14,504		15,055		13,801	3.8
Character merchandising, animation and other revenue		3,249		3,779		3,464	16.3

Total net revenue		47,685		39,889		36,566	(16.3)
Cost of revenue		35,399		34,188		31,340	(3.4)

Gross profit		12,286		5,701		5,226	(53.6)
Gross profit margin(3)		25.8%		14.3%		14.3%
Operating expenses:
Selling, general and administrative expenses		17,063		12,682		11,626	(25.7)
Research and development		6,131		4,847		4,443	(20.9)
Impairment loss on intangible assets		5,822		1		1	(99.9)

Total operating expenses		29,016		17,530		16,070	(39.6)
Operating loss		(16,730)		(11,829)		(10,844)	(29.3)
Operating profit margin(4)		(35.1)%		(29.7)%		(29.7)%
Other income (expenses):
Interest income		1,334		1,137		1,042	(14.8)
Interest expense		(41)		(11)		(10)	(73.2)
Foreign currency loss, net		(413)		(152)		(139)	(63.2)
Others, net		1,225		3		2	(99.8)

Total net other income		2,105		977		895	(53.6)
Loss before income tax expenses and equity loss on investments		(14,625)		(10,852)		(9,949)	(25.8)
Income tax expenses		5,108		10,147		9,302	98.6
Loss before equity loss on investments		(19,733)		(20,999)		(19,251)	6.4
Equity loss on investments, net(5)		(18)		—		—	N/M

Net loss		(19,751)		(20,999)		(19,251)	6.3
Net loss attributable to:
Non-controlling interest(6)		(1,163)		(92)		(84)	(92.1)

Parent company	~~W~~	(18,588)	~~W~~	(20,907)	US$	(19,167)	12.5

Other comprehensive loss
Foreign currency translation adjustment		(1,327)		(153)		(141)	(88.5)
Comprehensive loss		(21,078)		(21,152)		(19,392)	0.4

Comprehensive loss attributable to:
Non-controlling interest(6)		(1,163)		(92)		(84)	(92.1)
Parent company	~~W~~	(19,915)	~~W~~	(21,060)	US$	(19,308)	5.7%

N/M = not meaningful

Notes:

(1)
For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,090.89 to US$1.00, the noon buying rate in effect on December 31, 2014 as certified by the Federal Reserve Bank of New York for customs purposes.

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

(5)
Represents the loss from our 16.39% equity investment in Online Game Revolution Fund No. 1 in 2013. This investment was accounted for using the equity method of accounting.

(6)
Represents the non-controlling interest in NeoCyon, a 96.11%- held subsidiary acquired in December 2005, and Gravity Games, a subsidiary acquired in October 2010, in which our initial ownership was 50.83% and which increased to 85.5% in August 2013.

Revenues

        Our total revenues decreased by 16.3% to Won 39,889 million (US$36,566 thousand) in 2014 from Won 47,685 million in 2013, primarily due to:

  •
  a 39.7% decrease in royalties and license fees to Won 13,093 million (US$12,002 thousand) in 2014 from Won 21,726 million in 2013, which was due mainly to decreased revenues from Ragnarok Online in Japan and China resulting from increasing competition and decreasing Ragnarok Online game users due to the relative maturity of such game, and the strengthening of the Korean Won by approximately 12.5% against the Japanese Yen from 2013 to 2014; and

  •
  a 3% decrease in subscription revenue to Won 7,962 million (US$7,299 thousand) in 2014 from Won 8,206 million in 2013, resulting primarily from decreased revenues from Ragnarok Online II in the United States and Canada resulting from increasing competition and weak demand for the game, though such decrease was partially offset by an increase in revenues from Ragnarok Online in Korea and revenues from Ragnarok Online II in Taiwan, Hong Kong and Macau where the game was commercially released in June 2014.

        Such decreases were offset by:

  •
  a 16.3% increase in character merchandising, animation and other revenue to Won 3,779 million (US$3,464 thousand) in 2014 from Won 3,249 million in 2013, which was due mainly attributable to the increased revenues from NeoCyon's web site development and operation service for third parties; and

  •
  a 3.8% increase in mobile games and applications revenue to Won 15,055 million (US$13,801 thousand) in 2014 from Won 14,504 million in 2013, mostly driven by increased revenues from Ragnarok Online—Uprising: Valkyrie which was launched in May 2012, Road to Dragon which was launched in Korea in January 2014 and Battle Ship which was launched in Korea in November 2013.

Cost of revenues

        Our cost of revenues decreased by 3.4% to Won 34,188 million (US$31,340 thousand) in 2014 from Won 35,399 million in 2013, primarily due to:

  •
  a 33.0% decrease in amortization expenses for intangible assets to Won 3,989 million (US$3,657 thousand) in 2014 from Won 5,951 million in 2013 which was mostly related to decreased amortization for Dragonica and Ragnarok Odyssey. Dragonica was amortized and fully impaired in December 2013 and Ragnarok Odyssey was fully amortized in January 2014; and

  •
  a 9.7% decrease in salaries to Won 11,378 million (US$10,430 thousand) in 2014 from Won 12,600 million in 2013 primarily resulting from a decrease in the number of employees.

        Such decreases were offset by:

  •
  a 64.0% increase in outsourcing fees to Won 3,435 million (US$3,149 thousand) in 2014 from Won 2,095 million in 2013, which is mostly related to NeoCyon's web site development and operation service for third parties; and

  •
  a 13.7% increase in commissions paid to Won 9,436 million (US$8,650 thousand) in 2014 from Won 8,298 million in 2013 mainly due to an increase in payments to digital storefronts where our mobile games are offered and royalty payments related to the commercial launch of some of our games.

Gross profit and gross profit margin

        As a result of the foregoing, our gross profit decreased by 53.6% to Won 5,701 million (US$5,226 thousand) in 2014 from Won 12,286 million in 2013. Our gross profit margin decreased to 14.3% in 2014 from 25.8% in 2013.

Operating expenses

        Selling, general and administrative expenses.    Our selling, general and administrative expenses decreased by 25.7% to Won 12,682 million (US$11,626 thousand) in 2014 from Won 17,063 million in 2013, primarily due to:

  •
  a 31.3% decrease in salaries to Won 4,735 million (US$4,340 thousand) in 2014 from Won 6,896 million in 2013 mostly attributable to a decrease in salaries as a result of a decrease in the number of employees; and

  •
  a 43.4% decrease in advertising expenses to Won 1,614 million (US$1,480 thousand) in 2014 from Won 2,852 million in 2013 mostly attributable to a decrease in marketing expenses for mobile games.

        Research and development expenses.    Our research and development expenses decreased by 20.9% to Won 4,847 million (US$4,443 thousand) in 2014 from Won 6,131 million in 2013 mainly due to development expenses for Ragnarok Odyssey Ace for the PlayStation Vita platform in 2013, which were not incurred in 2014.

        Impairment loss on intangible assets.    Impairment loss on intangible assets decreased by 99.9% to Won 1 million (US$1 thousand) in 2014 from Won 5,822 million in 2013. The impairment losses on intangible assets in 2013 mostly consisted of impairment losses for goodwill of Gravity Games, intangible assets of Dragonica, and capitalized research and development cost of Requiem Returns W, Ragnarok Odyssey Ace for the PlayStation Vita Platform, Steal Fighter, Game Station, which is a mobile game service platform, Maestia and Ragnarok Online Guild Masters, none of which were incurred in 2014.

Operating loss and operating profit margin

        As a result of the cumulative effects of the reasons stated above, we recorded an operating loss of Won 11,829 million (US$10,844 thousand) in 2014, compared to an operating loss of Won 16,730 million in 2013, and our operating profit margin was negative 29.7% in 2014.

Net other income

        Our net other income decreased 53.6% to Won 977 million (US$895 thousand) in 2014 from Won 2,105 million in 2013 primarily due to other income related to the liquidation of Online Game Revolution Fund No. 1 in 2013, as there was no similar liquidation in 2014.

Income tax expenses

        We recorded an income tax expense of Won 10,147 million (US$9,302 thousand) in 2014, compared to an income tax expense of Won 5,108 million in 2013, mostly due to recognizing a full valuation on allowances from deferred tax assets of Gravity and NeoCyon in 2014. In assessing the realizability of deferred tax assets, we considered whether it was more likely than not some portion or all of the deferred tax assets would not be realized. In 2014, we recorded a full valuation allowance on deferred tax assets of Gravity and NeoCyon, as we determined that it was more likely than not that none of the deferred tax assets were realizable in the near future.

Equity loss on investments

        In 2013, equity loss on investments represents the loss incurred from a 16.39% partnership interest in Online Game Revolution Fund No. 1. We recorded Won 18 million as equity loss of the partnership of Online Game Revolution Fund No.1 in 2013. On December 31, 2010, the term of the partnership of Online Game Revolution Fund No. 1 expired and its liquidation was completed in June 2013, which resulted in Online Game Revolution Fund No.1 ceasing to be our equity method investee.

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

Net loss attributable to parent company

        As a result of the foregoing, we recorded a net loss attributable to parent company of Won 20,907 million (US$19,167 thousand) in 2014 compared to a net loss attributable to parent company of Won 18,588 million in 2013.

RESULTS OF OPERATIONS: 2013 COMPARED TO 2012

        The following table summarizes our results of operations for the periods indicated:

	Year Ended December 31,
	2012		2013		% Change
	(In millions of Won, except percentages)
Revenues(1):
Online games—subscription revenue	~~W~~	10,150	~~W~~	8,206	(19.2)%
Online games—royalties and license fees		32,325		21,726	(32.8)
Mobile games and applications		8,262		14,504	75.6
Character merchandising, animation and other revenue		7,044		3,249	(53.9)

Total net revenue		57,781		47,685	(17.5)
Cost of revenue		34,906		35,399	1.4

Gross profit		22,875		12,286	(46.3)
Gross profit margin(2)		39.6%		25.8%
Operating expenses:
Selling, general and administrative expenses		20,310		17,063	(16.0)
Research and development		7,018		6,131	(12.6)
Impairment loss on intangible assets		14,569		5,822	(60.0)
Gain on disposal of equity method investments		(528)		—	N/M

Total operating expenses		41,369		29,016	(29.9)
Operating loss		(18,494)		(16,730)	(9.5)
Operating profit margin(3)		(32.0)%		(35.1)%
Other income (expenses):
Interest income		1,763		1,334	(24.3)
Interest expense		(55)		(41)	(25.5)
Foreign currency loss, net		(902)		(413)	(54.2)
Others, net		65		1,225	1,784.6

Total net other income		871		2,105	141.7
Loss before income tax expenses and equity loss on investments		(17,623)		(14,625)	(17.0)
Income tax expenses		2,584		5,108	97.7

Loss before equity loss on investments		(20,207)		(19,733)	(2.3)
Equity loss on investments, net(4)		(333)		(18)	(94.6)

Net loss		(20,540)		(19,751)	(3.8)
Net loss attributable to:
Non-controlling interest(5)		(8,316)		(1,163)	(86.0)

Parent company	~~W~~	(12,224)	~~W~~	(18,588)	52.1

Other comprehensive loss
Foreign currency translation adjustment		(41)		(1,327)	3,136.6
Comprehensive loss		(20,581)		(21,078)	2.4

Comprehensive loss attributable to:
Non-controlling interest(5)		(8,316)		(1,163)	(86.0)

Parent company	~~W~~	(12,265)	~~W~~	(19,915)	62.4%

N/M = not meaningful

Notes:

(1)
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

(5)
Represents the non-controlling interest in NeoCyon, a 96.11%- held subsidiary acquired in December 2005, and Gravity Games, a subsidiary acquired in October 2010, in which our initial ownership was 50.83% and which increased to 85.5% in August 2013.

Revenues

        Our total revenues decreased by 17.5% to Won 47,685 million in 2013 from Won 57,781 million in 2012, primarily due to:

  •
  a 32.8% decrease in royalties and license fees to Won 21,726 million in 2013 from Won 32,325 million in 2012, which was due mainly to decreased revenues from Ragnarok Online in Japan resulting from increasing competition and as a result of the relative maturity of such game, and the strengthening of the Korean Won by approximately 19.7% against the Japanese Yen from 2012 to 2013, though such decrease was partially offset by revenues from Ragnarok Online in China where the game was relaunched in February 2013 and revenues from Ragnarok Online II in Singapore, Malaysia, Indonesia and Thailand where the game was commercially released during 2013;

  •
  a 53.9% decrease in character merchandising, animation and other revenue to Won 3,249 million in 2013 from Won 7,044 million in 2012, which resulted primarily from decrease in revenues from Ragnarok Odyssey and revenues from sales of goods related to mobile phones in 2012, which did not occur in 2013; and

  •
  a 19.2% decrease in subscription revenue to Won 8,206 million in 2013 from Won 10,150 million in 2012, resulting primarily from decreased revenues from Finding Neverland Online, which we ceased offering in Korea in July 2013 though such decrease was partially offset by revenues from Ragnarok Online II in the United States, Canada and 53 other countries and markets resulting from the game's commercial launch in such countries and markets commencing in May 2013.

        Such decreases were offset by:

  •
  a 75.6% increase in mobile games and applications revenue to Won 14,504 million in 2013 from Won 8,262 million in 2012, which was mainly driven by revenues from NeoCyon's mobile games operation service for a third party and revenues from Ragnarok Online—Uprising: Valkyrie.

Cost of revenues

        Our cost of revenues increased by 1.4% to Won 35,399 million in 2013 from Won 34,906 million in 2012, primarily due to:

  •
  a 42.4% increase in commissions paid to Won 8,298 million in 2013 from Won 5,829 million in 2012 mostly related to our services provided to third parties and for digital storefronts where our mobile games are offered; and

  •
  a 5.5% increase in salaries to Won 12,600 million in 2013 from Won 11,939 million in 2012 primarily resulting from increases in salaries resulting from the commercial launch of some of our mobile games and increased number of mobile game developers of NeoCyon.

        Such increases in cost of revenues were substantially offset by a 42.1% decrease in outsourcing fees to Won 2,095 million in 2013 from Won 3,620 million in 2012, which is mostly related to the development of

Ragnarok Online, Ragnarok Online II and mobile games, and cost of goods sold associated with sales of goods related to mobile phones in 2012, which did not occur in 2013.

Gross profit and gross profit margin

        As a result of the foregoing, our gross profit decreased by 46.3% to Won 12,286 million in 2013 from Won 22,875 million in 2012. Our gross profit margin decreased to 25.8% in 2013 from 39.6% in 2012.

Operating expenses

        Selling, general and administrative expenses.    Our selling, general and administrative expenses decreased by 16.0% to Won 17,063 million in 2013 from Won 20,310 million in 2012, primarily due to:

  •
  a 37.8% decrease in advertising expenses to Won 2,852 million in 2013 from Won 4,585 million in 2012 primarily due to marketing expenses for open beta testing and commercial launch of Finding Neverland Online and Ragnarok Online II in 2012, which did not occur in 2013, and for decreased marketing expenses for Ragnarok Online; and

  •
  a 7.7% decrease in salaries to Won 6,896 million in 2013 from Won 7,470 million in 2012 mostly attributable to a decrease in salaries for the headquarters mostly as a result of a decrease in the number of employees.

        Research and development expenses.    Our research and development expenses decreased by 12.6% to Won 6,131 million in 2013 from Won 7,018 million in 2012 mainly due to decreases in development expenses for East Road resulting from the discontinuation of its development in 2013. The decrease was partially offset by development expenses for Ragnarok Odyssey Ace for the PlayStation Vita platform and increased development expenses for mobile games in 2013.

        Impairment loss on intangible assets.    We had Won 5,822 million in impairment losses on intangible assets in 2013, which mostly consisted of impairment losses for goodwill of Gravity Games, intangible assets of Dragonica, and capitalized research and development cost of Requiem Returns W, Ragnarok Odyssey Ace for the PlayStation Vita Platform, Steal Fighter, Game Station, which is a mobile game service platform, Maestia and Ragnarok Online Guild Masters.

Operating loss and operating profit margin

        As a result of the cumulative effects of the reasons stated above, we recorded an operating loss of Won 16,730 million in 2013, compared to an operating loss of Won 18,494 million in 2012, and our operating profit margin was negative 35.1% in 2013.

Net other income

        Our net other income increased 141.7% to Won 2,105 million in 2013 from Won 871 million in 2012 primarily due to other income related to the liquidation of Online Game Revolution Fund No. 1 in 2013, which is mostly attributable to realization of related accumulated other comprehensive income balance.

Income tax expenses

        We recorded an income tax expense of Won 5,108 million in 2013, compared to an income tax expense of Won 2,584 million in 2012, mostly due to the partial release of deferred tax assets of Gravity. In 2013, we recognized Won 2,642 million or 13% of the deferred tax assets from tax credit carry forwards, Won 1,488 million of net deferred tax assets from the other temporary differences, and Won 1,980 million of net deferred tax assets from net operating loss carry forwards. In 2012, we recognized Won 7,214 million or 34% of the deferred tax assets from tax credit carry forwards and Won 2,362 million of net deferred tax assets from the other temporary differences.

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

        In 2013, equity loss on investments represents the loss incurred from a 16.39% partnership interest in Online Game Revolution Fund No. 1. We recorded Won 18 million as equity loss of the partnership of Online Game Revolution Fund No.1 in 2013. On December 31, 2010, the term of the partnership of Online Game Revolution Fund No. 1 expired and its liquidation was completed in June 2013, which resulted in Online Game Revolution Fund No.1 ceasing to be our equity method investee.

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

Net loss attributable to parent company

        As a result of the foregoing, we recorded a net loss attributable to parent company of Won 18,588 million in 2013 compared to a net loss attributable to parent company of Won 12,224 million in 2012.

ITEM 5.B.    LIQUIDITY AND CAPITAL RESOURCES

Liquidity

        The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2012		2013		2014		2014(1)
	(In millions of Won and thousands of US$)
Cash and cash equivalents at beginning of period	~~W~~	42,430	~~W~~	36,455	~~W~~	31,222	US$	28,621

Net cash used in operating activities		(726)		(3,244)		(6,147)		(5,636)
Net cash provided by (used in) investing activities		(5,192)		(1,234)		3,483		3,193
Net cash provided by (used in) financing activities		125		(619)		(144)		(132)
Effect of exchange rate changes on cash and cash equivalents		(182)		(136)		(32)		(29)

Net decrease in cash and cash equivalents		(5,975)		(5,233)		(2,840)		(2,604)

Cash and cash equivalents at end of period	~~W~~	36,455	~~W~~	31,222	~~W~~	28,382	US$	26,017

Note:

(1)
For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,090.89 to US$1.00, the noon buying rate in effect on December 31, 2014 as certified by the Federal Reserve Bank of New York for customs purposes.

        Prior to the commercial launch of Ragnarok Online in August 2002, our principal sources of liquidity were cash from equity financing and incurrence of debt. Following the commercial launch of Ragnarok Online, our principal sources of liquidity have been cash flows from our operating activities and the proceeds from our initial public offering of ADSs in February 2005. As of December 31, 2014, we had approximately Won 28,382 million (US$26,017 thousand) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and time deposits with a maturity of three months or less at the time of purchase. Net cash used in investing activities has consisted primarily of purchase of properties and equipment and also costs of development of capitalized software. Our net property and equipment decreased from Won 2,315 million as of December 31, 2013 to Won 1,213 million (US$1,112 thousand) as of December 31, 2014 mainly due to the depreciation of property and equipment totaling Won 1,578 million (US$1,447 thousand). This decrease is partially offset by purchase of property and equipment amounting to Won 342 million (US$314 thousand).

        Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We deposit our cash in demand deposits, short-term financial instruments, which primarily consist of time deposits with maturity of one year or less, and money market funds with a rolling maturity of 90 days or less. Our short-term financial instruments increased from Won 17,500 million as of December 31, 2012 to Won 18,000 million as of December 31, 2013 and decreased to Won 14,500 million (US$13,292 thousand) as of December 31, 2014. The increase in our short-term financial instruments in 2013 resulted from the conversion of cash and cash equivalents into short-term financial instruments. And the decrease in our short-term financial instruments in 2014 primarily resulted from use of proceeds from such financial instruments in connection with working capital requirements and other expenses.

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

        Cash flows from operating activities.    The increase in net cash used in our operating activities in 2014 as compared to 2013 was primarily the result of increased loss from actual operating activities, which excludes expenses not involving actual cash outflow. Such increase was mitigated by a refund of a deposit in court amounting to Won 4,270 million in November and December 2014. The increase in net cash used in our operating activities in 2013 as compared to 2012 was primarily the result of increased loss from actual operating activities, which excludes expenses not involving actual cash outflow.

        Cash flows from investing activities.    The increase in net cash provided by our investing activities in 2014 as compared to 2013 was primarily the result of a decrease in short-term financial instruments resulting from the use of proceeds from such financial instruments in connection with working capital requirements and other expenses. The decrease in net cash used in investing activities in 2013 as compared to 2012 reflected Won 946 million of increase in spending on capitalized software development costs and Won 500 million of increase in short-term financial instruments.

        Cash flows from financing activities.    The decrease in net cash used in our financing activities in 2014, as compared to 2013, reflected repayments of borrowings of Won 144 million (US$132 thousand), compared to repayments of borrowing of Won 619 million in 2013. The increase in net cash used in our financing activities in 2013, as compared to 2012, reflected repayments of borrowings of Won 619 million.

Capital resources

        As our overseas operations are conducted primarily through our subsidiaries and our overseas licensees, our ability to finance our operations and any debt that we or our subsidiaries may incur depends, in part, on the payment of royalties and other fees by our overseas licensees and, to a lesser extent, the flow of dividends from our subsidiaries.

        As of December 31, 2014, our primary source of liquidity was Won 28,382 million (US$26,017 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities will be sufficient to meet our capital needs through at least the first quarter of 2016. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations.

        We expect to have capital expenditure requirements for the ongoing expansion into other markets, including expenditures for expanding and upgrading our existing server equipment continuously, for developing new games internally, for acquiring and publishing third party games, or for investing in enhancing our technological, marketing, distributing and servicing capabilities. We believe that our internal cash flow from operations, together with our proceeds from our initial public offering in February 2005, will be sufficient to satisfy our working capital requirements through at least the first quarter of 2016, including our new game development expenditures.

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

        Our research and development expenditures were Won 7,018 million, Won 6,131 million and Won 4,847 million (US$4,443 thousand) in 2012, 2013 and 2014, respectively. Our research and development expenses decreased in 2014 mainly due to development expenses for Ragnarok Odyssey for the PlayStation Vita Platform in 2013, which were not incurred in 2014. Our research and development expenses decreased in 2013 mainly due to decreases in development expenses for East Road resulting from the discontinuation of its development in 2013.

        See ITEM 4.B. "BUSINESS OVERVIEW—GAME DEVELOPMENT AND PUBLISHING" for information regarding our research and development and ITEM 4.B. "BUSINESS OVERVIEW—INTELLECTUAL PROPERTY" for information regarding our intellectual property.

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

ITEM 5.F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table sets forth a summary of our contractual cash obligations due by period as of December 31, 2014:

	Payments Due by Period
	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
	(In millions of Won)
Capital lease obligations	~~W~~	137	~~W~~	121	~~W~~	16	~~W~~	—	~~W~~	—
Operating lease obligations		3,257		1,671		1,586		—		—
Purchase obligations		769		769		—		—		—
Accrued severance benefits		103		—		—		—		—

Total	~~W~~	4,266	~~W~~	2,561	~~W~~	1,602	~~W~~	—	~~W~~	—

        Long-term debt obligations.    We have financed our operations primarily through cash flows from operations as well as proceeds from our initial public offering of ADSs in February 2005. As such, there are currently no long-term debt obligations.

        Capital lease obligations.    In April 2012, Gravity Interactive entered into a capital lease agreement with respect to firewalls for the commercial service of Maestia and Requiem, with a total lease payment of US$99,837 over a period of three years. Gravity Interactive made principal and interest payments of US$22,366 and US$6,421, respectively, in 2012, US$32,403 and US$5,979, respectively, in 2013 and US$35,623 (Won 39 million) and US$2,760 (Won 3 million), respectively, in 2014 under the capital lease agreement. In July 2012, Gravity Interactive entered into a capital lease agreement with respect to internal testing for the commercial service of Maestia and a Web browser based version of Emil Chronicle Online, with a total lease payment of US$151,913 over a period of three years. Gravity Interactive made principal and interest payments of US$8,287 and US$320, respectively, in 2012, US$50,097 and US$1,547, respectively, in 2013 and US$50,743 (Won 55 million) and US$901(Won 1 million), respectively, in 2014 under the capital lease agreement. In February 2013, Gravity Interactive entered into a capital lease agreement for the commercial service of Ragnarok Online II, with a total lease payment of US$155,069 over a period of three years. Gravity Interactive made principal and interest payments of US$35,730 and US$7,437, respectively, in 2013 and US$50,696 (Won 55 million) and US$6,860 (Won 7 million), respectively, in 2014 under the capital lease agreement.

        Operating lease obligations.    With respect to our operating lease obligations, the lease payments due by December 31, 2015 are Won 1,542 million and Won 129 million for our principal offices in Seoul and offices for our subsidiary in the United States, respectively. The lease terms expire in December 2016 and July 2016 for our principal offices in Seoul and offices for our subsidiary in the United States, respectively. The renewal terms in all of the leases are subject to market conditions.

        Purchase Obligations.    In September 2010, we entered into an agreement with Shanghai Nineyou Interactive Community and Media Co.,  Ltd., and its two affiliates, Shanghai Nineshine Information Technology Co., Ltd. and HitNorth International Limited, to publish Weapons of the Gods, a game being developed by HitNorth International Limited. As of December 31, 2014, the game is under development and we are to pay the remaining license fee in installments based on the progress of the development of the game.

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

        Accrued severance benefits.    Employees and executive officers with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with us based on the length of service and their rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of ASC 715, Compensation—Retirement Benefits. As severance benefits have no specific maturities, they are not allocated to the table that sets forth a summary of our contractual cash obligations due by period as of December 31, 2014.

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

ITEM 5.G.    SAFE HARBOR

        See "FORWARD-LOOKING STATEMENTS."

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.    DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth certain information relating to our directors and executive officers as of March 31, 2015. The business address of all of our directors and executive officers is our registered office at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea.

Name	Age	Position
Hyun Chul Park	42	Chief Executive Officer and Executive Director
Yoshinori Kitamura	47	Chairman of the Board of Directors and Chief Operating Officer
Heung Gon Kim	49	Chief Financial Officer
Kazuki Morishita	41	Executive Director
Kazuya Sakai	50	Executive Director
Jong Gyu Hwang	45	Independent Director
Doo Hyun Ryu	54	Independent Director
Jung Yoo	54	Independent Director

        Hyun Chul Park has served as our Chief Executive Officer and Executive Director since March 2011 and was an officer of our corporate management office from May 2009 to March 2011. Mr. Park has also been a Director of Gravity Games and Gravity Interactive since October 2010 and November 2014, respectively. He has been a Director and Chief Operating Officer of NeoCyon since December 2009 and

April 2012, respectively, and was Chief Strategy Officer of NeoCyon from October 2010 to March 2012. He has been general manager of International Business Division at GungHo Online Entertainment, Inc. since September 2007. He worked as a general manager of Content Producing Department of SEGA Networks (China) Co., Ltd. from July 2005 to September 2007 and a manager of Asia Division at SEGA Corporation from April 2004 to July 2005. He was a manager of Overseas Marketing Team at ActozSoft Co., Ltd. from October 2002 to March 2004 and at Siementech Co., Ltd. from October 2001 to October 2002. He worked as part of the Engineer Team of Toyota Vista Tokyo Co., Ltd. from April 1998 to July 2001. Mr. Park obtained a diploma in Automotive Maintenance from Tokyo College of Technology, the current name of which is Tokyo College of Automotive Technology.

        Yoshinori Kitamura has served as our Executive Director since March 2008, Chief Operating Officer since June 2008 and Chairman of the Board of Directors since April 2011. Mr. Kitamura has also been a Director and Chief Executive Officer of NeoCyon since October 2008 and since October 2009, respectively, and a Director of Gravity Games since October 2010. He has been Chief Executive Officer of Gravity Entertainment and Gravity Interactive since March 2008 and July 2008, respectively. Also, he was a Director of Gravity EU SAS from July 2011 to November 2014. Mr. Kitamura has also been a Director and Executive General Manager of International Business Division at GungHo Online Entertainment, Inc. since March 2006 and June 2007, respectively, and was an Executive General Manager of the Marketing Division at GungHo Online Entertainment, Inc. from February 2003 to June 2007. He worked as a Director of GungHo Online Entertainment Korea, Inc. and GungHo Works, Inc. from March 2007 to October 2008 and from March 2008 to June 2008, respectively. Mr. Kitamura was a Director of L5 Games Inc. from July 2008 to its liquidation in August 2008. Mr. Kitamura also worked at NC Japan K.K. as marketing manager from January 2002 to January 2003 and ICC Corporation as business development manager from September 1999 to December 2001. Mr. Kitamura holds a bachelor's degree in English Language and Literature from Bunkyo University.

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

        Kazuki Morishita has served as our Executive Director since March 2008. Mr. Morishita has also been the President and Chief Executive Officer of GungHo Online Entertainment, Inc. since January 2004 and was Chief Operating Officer of GungHo Online Entertainment, Inc. from August 2002 to January 2004. In addition, he was a director of Game Arts Co., Ltd. from December 2005 to March 2008 and has been the President of Game Arts Co., Ltd. since March 2008. Mr. Morishita has also been a director of GungHo Online Entertainment America, Inc. and Grasshopper Manufacture, Inc. since March 2012 and February 2013, respectively. Mr. Morishita was a director of Acquire Corp. and Kahon 3 Oy from October 2011 to November 2014, and from December 2013 to September 2014, respectively. Mr. Morishita was the Chairman of GungHo Works, Inc. from October 2007 to December 2009 and worked as a Director of GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008 and a Director of Overdriver Game Technologies Ltd. from June 2012 to August 2013. He also was a general manager of the E-service department at OnSale, Inc. from May 2001 to August 2002. Mr. Morishita served as Director of Kickers Network, Inc. from December 2000 to April 2001 and as Director of Dolphin Net, Inc. from March to November in 2000. Mr. Morishita worked as chief of the system sales department at Softcreate Co., Ltd. from July 1996 to February 2000. Mr. Morishita graduated from the High School Affiliated with Chiba University of Commerce.

        Kazuya Sakai has served as our Executive Director since March 2009. Mr. Sakai has also served as Chief Financial Officer and Director since April 2004 and March 2005, respectively, and was the Investor Relations Officer of GungHo Online Entertainment, Inc., from July 2011 to April 2014. He has also been the auditor of Acquire Corp. since October 2011 and was a Director of Gravity Entertainment from March 2008 to March 2011. Mr. Sakai has been a director of GungHo Online Entertainment America, Inc.,Grasshopper Manufacture, Inc. and Gungho Online Entertainment Asia Pacific PTE. Ltd. since March 2012, February 2013 and September 2014, respectively. Mr. Sakai was a Director of GGF B.V. from October 2013 to September 2014. Also, he was Chief Executive Officer of Capri, Inc. from October 2008 to December 2009. Mr. Sakai was a Director of GungHo Works, Inc. from October 2007 to December 2009 and a Director of Overdriver Game Technologies Ltd. from June 2012 to August 2013. Mr. Sakai was a Director of GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008 and Chief Executive Officer in October 2008 to its liquidation in October 2008. He was Chief Executive Officer of GungHo Asset Management, Inc. from January 2007 to October 2008. Mr. Sakai served as a general manager of Administration Division, Director and Chief Executive Officer of Expression Tools, Inc. from January 1993 to March 1996, from April 1996 to April 2000, and from April 2000 to November 2003, respectively. He worked at The Kyushu Sogo Bank, Ltd., the current name of which is The Shinwa Bank, Ltd., from April 1987 to December 1992. Mr. Sakai graduated from Kyushu Sangyo University with a bachelor's degree in Commercial Science.

        Jong Gyu Hwang has served as our Independent Director since June 2009. Mr. Hwang has served as a Director and Chief Operating Officer at Munkyung Monorail Co., Ltd., a wholly-owned subsidiary of Korea Monorail Co., Ltd., since 2007. Mr. Hwang has served as a Director since 2009 and was a Director from 2006 to 2007 of Korea Monorail Co., Ltd. Also, he has been Co-Chief Executive Officer at Samcheok Monorail since 2014. Mr. Hwang served as Compliance Auditor at E-Frontier, Inc. from 2000 to 2014, and at Korea Urban Railway Association from 2009 to 2013, respectively. He worked as an attorney at the Attorney General's Office in Massachusetts in the United States in 2005. He was also an investigation officer of Special Investigation Department at Seoul Central District Prosecutors' Office of the Ministry of Justice of Korea from 1995 to 2000 and worked at the Korean Residents Union in Japan from 1994 to 1995. Mr. Hwang received an LL.B. degree from Tokyo University and an M.P.A. degree from Kennedy School of Government at Harvard University. Mr. Hwang also received an LL.M. degree from Boston University School of Law. Mr. Hwang is a member of the New York State Bar Association.

        Doo Hyun Ryu has served as our Independent Director since March 2011. Mr. Ryu has been a Partner, the head of International Legal and Business Affairs Team and a branch manager of the Vietnam Office of Logos Law, LLC since May 2010. He also previously worked at Logos Law, LLC as a Partner from June 2001 to May 2008, a branch manager of the Vietnam Office from May 2006 to May 2008 and a branch manager of the Cambodia Office from December 2007 to May 2008. He has served as an arbitrator of the Korean Commercial Arbitration Board and Shanghai International Arbitration Center since June 2011 and March 2013, respectively. He was also a member of Legal Services Development Committee of the Korean Bar Association from March 2005 to March 2014. Mr. Ryu was a head of Management & Legal Department at Hyundai Card Co., Ltd. and Hyundai Capital Services, Inc. from May 2008 to April 2010 and a member of Information Department Committee at Hyundai Motor Group from June 2008 to April 2010. He worked as Compliance Officer of Financial Department of the Federation of Korean Industries from June 2008 to April 2010 and a member of the Special Committee for Revision of Credit-Specialized Financial Business Act at the Financial Services Commission of Korea from October 2008 to January 2010. Mr. Ryu was an Independent Director of Interactivy, Inc. from April 2007 to May 2008. He was a member of Korea IT International Cooperation Agency from August 2006 to May 2008 and a member of Readers Committee of the Korea JoongAng Daily from October 1999 to October 2000. Mr. Ryu is a member of the Korea Bar Association. Mr. Ryu obtained an LL.B. degree from Seoul National University. Mr. Ryu also completed an Advanced Economists Program at the graduate school of Economics of Yonsei University.

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

ITEM 6.B.    COMPENSATION

        We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2014, the aggregate amount of compensation paid by us to all directors and executive officers was Won 833 million (US$763 thousand). At our general meeting of shareholders held on March 27, 2015, our shareholders approved an aggregate amount of up to Won 1,400 million (US$1,283 thousand) as compensation for our directors for 2015.

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

ITEM 6.C.    BOARD PRACTICES

CORPORATE GOVERNANCE PRACTICES

        Our ADSs are listed on the NASDAQ Stock Market, and we are subject to the NASDAQ Stock Market Rules. However, as a foreign private issuer and a controlled company, as GungHo controls 59.3% of our outstanding voting power as of the date hereof, Gravity is exempt from certain corporate governance rules that apply to U.S. domestic companies and non-controlled companies. NASDAQ's corporate governance practice rules provide that a foreign private issuer may elect to follow its home country practices in lieu of the requirements under NASDAQ Stock Market Rule 5600 Series, subject to certain exceptions and to the extent such practices are not prohibited by home country law and that a controlled company is exempt from certain corporate governance requirements under NASDAQ Stock Market Rule 5605, subject to certain exceptions. The following are the significant ways in which Gravity's corporate governance practices differ from those followed by U.S. domestic companies.

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

  •
  Under Korean law, independent directors are not required to have regularly scheduled meetings at which only independent directors are present. However, our audit committee, which is composed solely of three independent directors, generally holds meetings once a month and whenever there are matters related to the financial results of the Company, related party transactions or other relevant matters. At such meetings, only independent directors are present without management.

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

Director nomination committee

        The director nomination committee consists of the following three directors: Kazuki Morishita, Kazuya Sakai and Jung Yoo. One of the three members, Jung Yoo, is an independent director within the meaning of NASDAQ Stock Market Rule 5605(a)(2). This committee is responsible for recommending and nominating candidates for our director positions. The committee is currently chaired by Kazuya Sakai.

Compensation committee

        The compensation committee consists of the following three directors: Kazuya Sakai, Kazuki Morishita and Doo Hyun Ryu. One of the three members, Doo Hyun Ryu, is an independent director within the meaning of NASDAQ Stock Market Rule 5605(a)(2). This committee is responsible for reviewing and approving the management's evaluation and compensation programs. The committee is currently chaired by Kazuki Morishita.

ITEM 6.D.    EMPLOYEES

        As of December 31, 2014, we, not including our subsidiaries, had 228 full-time employees, all located in Korea. The total number of employees decreased over the course of 2014 due to the discontinuation of services for some games and headcount assessments conducted as a result of weak business performance. The following table sets forth the number of our employees by department as of the dates indicated:

	December 31,
	2012	2013	2014
Senior management	9	9	8
Finance	17	16	13
Marketing	64	39	33
Game development and support	241	230	174

Total	331	294	228

        As of December 31, 2014, we had 11 temporary employees consisting of three contract-based employees and 8 outsourced employees.

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

        In addition, as of December 31, 2014, our subsidiaries had the number of employees as set forth in the following table:

	December 31,
	2012		2013		2014
Gravity Interactive, Inc.(1)	28	{2}	29	{2}	28	{2}
NeoCyon, Inc.(1)	152	{10}	172	{10}	168	{9}
Gravity Games Corporation(1)	80	{4}	22	{1}	1	{1}
Gravity Entertainment Corporation	—		—		—
Gravity Middle East & Africa FZ-LLC	—		—		—

Total	260		223		197

Note:

(1)
The number in {} is the number of employees (who are included in the total number) seconded from us.

        None of the employees of Gravity Interactive, NeoCyon or Gravity Games is represented by a labor union or covered by a collective bargaining agreement. The total number of employees of Gravity Games Corporation decreased dramatically due to headcount reductions caused by weak business performance. Gravity Entertainment does not have any employees because it has no significant operations. Gravity Middle East & Africa FZ LLC went into liquidation proceedings in the United Arab Emirates in September 2008.

        We have entered into a standard annual employment contract with most of our officers, managers and employees. These contracts include a covenant that prohibits the relevant officer, manager or employee from engaging in any activities that compete with our business during, and for six months after, the period of their employment with our company.

        Under the severance payment plan that we have established in accordance with the Employee Retirement Benefit Security Act, employees with more than one year of service with us are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee's monthly salary, calculated by averaging the employee's daily salary for the three months prior to the date of the employee's departure, multiplied by the number of continuous years of employment. As of December 31, 2014, we provided Won 103 million (US$94 thousand) to 79 employees as severance payment, being 100% of our severance liability as of such date.

        Pursuant to the Korean National Pension Law, we are required to pay 4.5% of each employee's standard monthly income to the National Pension Corporation. Our employees are also required to pay 4.5% of their standard monthly income to the National Pension Corporation each month. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. Our employees can receive pension payments upon making a claim when they reach a certain age or lose all or part of their income due to disability, such as by receiving age pension payments when they reach the age of 60 after being registered for the national pension plan for at least 10 years and disability pension payments when a disease or illness acquired during the time they were registered for the national pension plan leaves a disability even after the disease or illness that originally caused the disability is cured. The total amount of contributions we, including our subsidiaries in Korea, made to the National Pension Corporation in 2012, 2013 and 2014 was Won 1,643 million, Won 1,546 million and Won 1,336 million (US$1,224 thousand), respectively.

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

        Each stock option confers the right to the grantee to purchase one share of our common stock at the exercise price. On December 24, 2004, our shareholders approved the implementation of our employee stock option plan and the granting of stock options under this plan to our directors, officers and employees. All the stock options granted on December 24, 2004 have expired. There are no stock options exercisable as of December 31, 2014.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.    MAJOR SHAREHOLDERS

        The table below sets forth information known to us with respect to the beneficial ownership of our common shares as of March 31, 2015, by each person known to us to own beneficially 5% or more of our common shares based on 6,948,900 of our common shares outstanding. None of our common shares entitles the holder to any preferential voting rights. Beneficial ownership is determined in accordance with the Exchange Act and the rules and regulations promulgated thereunder and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities.

Name	Number of Shares Beneficially Owned	Percentage Beneficially Owned
GungHo Online Entertainment, Inc	4,121,739	59.3%

        To the best of our knowledge, as of December 31, 2014, approximately 47.1% of our common shares were held in the United States (in the form of ADSs). Also to the best of our knowledge, we had approximately 1,564 beneficial holders of our shares (in the form of ADSs) in the United States as of December 31, 2014.

ITEM 7.B.    RELATED PARTY TRANSACTIONS

Relationship with GungHo Online Entertainment, Inc.

        On April 1, 2008, GungHo acquired 3,640,619 shares of our common stock, which was approximately 52.4% of our total shares. On June 23, 2008 and June 24, 2008, GungHo acquired our ADSs representing 450,554.25 and 30,565.25 shares of the Company, respectively. As of March 31, 2015, GungHo beneficially owns approximately 4,121,739 shares of the Company's common stock, constituting approximately 59.3% of the total issued and outstanding common shares.

        In July 2002, we entered into an agreement with GungHo, formerly known as OnSale, Inc., for the service and distribution of Ragnarok Online in Japan, which was renewed in September 2004, August 2006, September 2009 and September 2012. We also entered into a software licensing agreement with GungHo in December 2005 for the right to publish and distribute Emil Chronicle Online worldwide, except for Japan, which was renewed in August 2010, August 2011, August 2012 and August 2013. We entered into a co-development agreement with GungHo for Ragnarok Odyssey in December 2010, which was amended in March 2011 and November 2011. In August 2010, we entered into a license and distribution agreement with GungHo to distribute H.A.V.E. Online, which expired in March 2014. We entered into a development agreement and a license and distribution agreement of a Web browser-based game in Japan with GungHo in March 2012 and in April 2012, respectively, and the development agreement was amended in July 2012, March 2013 and September 2013, and which was terminated in May 2014. In August 2012, we entered into a co-development agreement with GungHo to develop Ragnarok Odyssey Ace for the PlayStation Vita platform, which was amended in January 2013 and June 2013. In August 2013, we entered into a co-development agreement with GungHo to convert Ragnarok Odyssey Ace into a PlayStation 3 version, which was amended in January 2014.

        Mr. Hyun Chul Park, our Chief Executive Officer, Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, Mr. Kazuki Morishita, our Executive Director, and Mr. Kazuya Sakai, our Executive Director, have been General Manager, Director and Executive General

Manager, President and Chief Executive Officer, and Chief Financial Officer and Director of GungHo, respectively.

Relationship with SoftBank Corporation

        SoftBank Corporation, or SoftBank, a corporation organized under the laws of Japan, owns 33.63% of the issued share capital of GungHo. SoftBank Mobile Corp., or SoftBank Mobile, a corporation organized under the laws of Japan, and wholly-owned subsidiary of SoftBank, owns 6.37% of the issued share capital of GungHo. Heartis, which owns 19.36% of the issued share capital of GungHo, exercises the voting rights in substantially all of the shares of GungHo it holds in accordance with the instructions of Masayoshi Son, the Chairman, Chief Executive Officer and controlling shareholder of SoftBank and SoftBank Mobile, and also the brother of Taizo Son, who directly and indirectly owns or controls 20.57% of the issued share capital of GungHo. Therefore, SoftBank holds 58.50% of the voting rights in GungHo.

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

Relationship with Gravity Interactive, Inc.

        In April 2003, we entered into an agreement with Gravity Interactive, formerly known as Gravity Interactive, LLC, for the service and distribution of Ragnarok Online in the United States and Canada pursuant to which Gravity Interactive agreed to remit dividends to us based on a percentage of earnings. After Gravity Interactive changed their form to an incorporated company in January 2006, we entered into an agreement with Gravity Interactive for the service and distribution of Ragnarok Online in the United States and Canada pursuant to which Gravity Interactive agreed to remit royalties to us instead of dividends, which was amended in January 2008 to include Australia and New Zealand as service countries and renewed in January 2009. The agreement was amended in September 2009 to include India as a service country and in October 2009 to change the term of royalty payment remittance from a monthly to a quarterly basis. The agreement was renewed in January 2011 and January 2013 and further amended in October 2013 to include Singapore and Malaysia as service countries, which was further amended to include UAE, Saudi Arabia, Jordan, Kuwait, Bahrain, Qatar, Oman, Lebanon, Mauritania, Egypt, Algeria, Morocco, Tunisia and the Philippines as service countries in January 2015.

        We entered into an agreement with Gravity Interactive for the service and distribution of Requiem in the United States and Canada in February 2008, which was amended in December 2009 to include the United Kingdom and 39 other European countries as service countries, which was further amended in March 2010 to exclude Moldova, where Requiem was already commercially offered by Gravity CIS and to change the term of royalty payment remittance from a monthly to a quarterly basis. Our license and distribution agreement for Requiem with Gravity Interactive was amended in June 2011 to include Mexico and 23 other Central and South American countries as service countries and further amended in

October 2011 to include Korean as a service language and to distribute Requiem worldwide except for the existing licensed territories in which we had already granted licenses for Requiem game service to local licensees. The license and distribution agreement for Requiem with Gravity Interactive was renewed in June 2012, May 2013 and June 2014, and amended in December 2013.

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

        We entered into a license and distribution agreement with Gravity Interactive to distribute Eternal Destiny in North America excluding the Canadian province Quebec in January 2011, which expired in August 2014. In February 2012, we entered into a license agreement with Gravity Interactive to distribute a Web-browser based version of Emil Chronicle Online, worldwide except for Japan, through certain designated Web sites, which was renewed in February 2013 and February 2014. We also entered into a license and distribution agreement with Gravity Interactive to distribute Maestia in the United States and Canada in June 2012, which was terminated in September 2013. We entered into a license and distribution agreement with Gravity Interactive in March 2013 to distribute Ragnarok Online II in the United States, Canada and 28 European countries and markets, which was amended in June 2013 to include Australia, New Zealand, India, Russia, Armenia, Azerbaijan, Belarus, Kazakhstan, Kyrgyzstan, Moldova, Tajikistan, Turkmenistan, Ukraine, Uzbekistan, Guyana, Venezuela, Bolivia, Suriname, Argentina, Ecuador, Uruguay, Chile, Colombia, Paraguay, Peru and Korea as service countries, which was further amended in February 2014 to distribute Ragnarok Online II globally except for Singapore, Malaysia, Indonesia, Thailand, Japan, the Philippines, Vietnam, Brazil and China. The license and distribution agreement with Gravity Interactive was amended to distribute Ragnarok Online II globally except for Singapore, Malaysia, Indonesia, Thailand, Vietnam, Japan and China in April 2014, which was additionally amended to distribute Ragnarok Online II globally except for Indonesia, Thailand, Vietnam, Japan and China in November 2014.

        In November 2013, we entered into a consignment agreement with Gravity Interactive pursuant to which we offer Tower of Ascension directly to the global market except for Korea and Japan and pay Gravity Interactive for services related to marketing and customer service, among others, which was renewed in December 2014.

        In October 2014, we entered into a non-exclusive merchandising license agreement with Gravity Interactive which grants Gravity Interactive the right to commercialize the characters of Ragnarok Online and Ragnarok Online II in the United States, Canada, Australia, New Zealand, India, Singapore and Malaysia, and to globally commercialize the characters of Requiem.

        In September 2012, we extended a loan in the amount of US$1,500,000 to Gravity Interactive at an annual interest rate of 4% payable monthly in arrears. In October 2014, we extended another loan to Gravity Interactive for US$500,000 at an annual interest rate of 4% payable monthly in arrears. As of March 31, 2015, US$400,000 out of US$500,000 has been transferred to Gravity Interactive, As a result, the aggregate principal amount of the loans extended to Gravity Interactive was US$1,900,000 as of March 31, 2015.

        Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, and Mr. Heung Gon Kim, our Chief Financial Officer, have been Chief Executive Officer, and Director and Chief Financial Officer of Gravity Interactive, respectively. Mr. Hyun Chul Park, our Chief Executive Officer, has been a Director of Gravity Interactive since November 2014.

Relationship with Gravity Entertainment Corporation and the Animation Production Committee

        On October 1, 2004, we granted a license for Ragnarok Online to the Animation Production Committee, a Japanese joint venture for the production and marketing of Ragnarok the Animation, in order for the joint venture to produce Ragnarok the Animation. Pursuant to an arrangement between Gravity Entertainment and the joint venture, Gravity Entertainment is required to remit 70% of the revenues from its animation business to the joint venture. As of December 31, 2014, the amount due and payable to the joint venture by Gravity Entertainment amounted to nil.

        Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, has been Chief Executive Officer, and Mr. Heung Gon Kim, our Chief Financial Officer, has been Director of Gravity Entertainment.

Relationship with NeoCyon, Inc.

        In September 2006, we entered into an agreement regarding mobile publishing with NeoCyon under which they have been remitting royalties to us, and which was amended in December 2006, January 2007, May 2007 and February 2009, and renewed in September 2010 and September 2012. In February 2008, we entered into a subletting agreement with NeoCyon to sublease 3,914 square feet of office space to NeoCyon. We entered into amendments to the subletting agreement in April 2012 and December 2012 to sublease an additional 2,135 and 2,811 square feet of office space to NeoCyon. In January 2013, we renewed the subletting agreement with NeoCyon to sublease the 8,860 square feet of office space to NeoCyon, which was amended in May 2013 to expand the subleased office space to 9,980 square feet. We entered into an agreement with NeoCyon in April 2011 to develop and distribute Ragnarok Online Guild Masters worldwide, which was terminated in June 2013. In June 2013, we entered into mobile game publishing agreements with NeoCyon, under which we granted NeoCyon publishing rights of Tower of Ascension and Ragnarok Ash Vacuum in Korea, which were terminated in July 2014. In October 2014, we entered into a mobile game development agreement with NeoCyon to develop and publish mobile games based on the contents of four online games, Ragnarok Online, Ragnarok Online II, Requiem and Emil Chronicle Online.

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

        We made a loan in the amount of Won 300 million to Gravity Games on October 10, 2012 and made additional loans in the amount of Won 676 million, Won 178 million, Won 132 million, Won 286 million, Won 100 million, Won 700 million, Won 150 million, Won 200 million and Won 50 million on October 31, 2012, December 10, 2012, January 9, 2013, March 12, 2013, April 30, 2013, May 10, 2013, September 9, 2013, September 30, 2013 and October 7, 2013, respectively. As of March 31, 2015, the total outstanding loan amount to Gravity Games was Won 1,972 million.

        Mr. Heung Gon Kim, our Chief Financial Officer, has been Chief Executive Officer, and Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, and Mr. Hyun Chul Park, our Chief Executive Officer, have been the directors of Gravity Games.

Relationship with Gravity EU SAS

        In June 2011, we entered into an agreement with Gravity EU SAS for the service and distribution of Ragnarok Online in France and 27 other European countries, which was amended in November 2011 to exclude Estonia. Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer was the director of Gravity EU SAS from July 2012 to November 2014.

        In November 2014, we sold our 25% equity interest in Gravity EU SAS to Dargaud SA, which resulted in Gravity EU SAS ceasing to be our affiliated company.

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

        In August 2010, the same former executive, on behalf of one of our subsidiaries, filed another lawsuit with the Seoul Southern District Court claiming the Company's unauthorized withdrawal of funds from the subsidiary. The case was decided in favor of the plaintiff and we filed an appeal with the Seoul High Court in November 2011. The court ruled partially in favor of the plaintiff in December 2012. We filed a final appeal in December 2012 and the plaintiff filed a final appeal in January 2013 with the Supreme Court of Korea. In May 2013, the plaintiff submitted a notice of withdrawal of the lawsuit and we submitted a letter of agreement on the withdrawal. The case was closed following settlement with the plaintiff in November 2014.

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

American Depositary Shares

        Following our initial public offering on February 8, 2005, the ADSs have been issued by The Bank of New York Mellon, formerly known as The Bank of New York, as depositary and were listed on the NASDAQ Stock Market's the NASDAQ Global Market, formerly the NASDAQ National Market, under the symbol "GRVY". The ADSs were transferred to the NASDAQ Capital Market on November 26, 2014 where it continues to trade under the same symbol. Each ADS represents one-fourth of one share of our common stock. As of March 31, 2015, 13,095,692 ADSs representing 3,273,923 shares of our common stock were outstanding. On April 22, 2015, we announced that we will change our ADS to common share ratio from four ADSs to one common share (4:1) to one ADS to two common shares (1:2), effective as of May 11, 2015, which will have the effect of a 1-for-8 reverse split of our ADSs.

        The table below provides the high and low trading prices for our ADSs on the NASDAQ Global Market (prior to November 26, 2014) and the NASDAQ Capital Market (from November 26, 2014) for the periods shown.

	Price
Period	High	Low
	(In US$)
2010	2.25	1.35
2011	2.19	1.13
2012	3.47	1.08
2013	1.52	0.90
First Quarter	1.52	1.22
Second Quarter	1.32	0.98
Third Quarter	1.23	1.10
Fourth Quarter	1.45	0.90
2014	1.29	0.51
First Quarter	1.29	0.91
Second Quarter	1.02	0.78
Third Quarter	0.94	0.75
Fourth Quarter	0.84	0.51
October	0.84	0.67
November	0.73	0.51
December	0.64	0.55
2015 (through April 17, 2015)	0.60	0.46
First Quarter	0.60	0.46
January	0.60	0.50
February	0.54	0.48
March	0.52	0.46
April (through April 17, 2015)	0.52	0.46

ITEM 9.B.    PLAN OF DISTRIBUTION

        Not applicable.

ITEM 9.C.    MARKETS

        See ITEM 9.A. "OFFER AND LISTING DETAILS."

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

General

        Our total authorized share capital is 40,000,000 shares, which consists of common shares and convertible preferred dividend shares without voting rights (hereinafter referred to as "preferred shares") each with a par value of Won 500 per share. Under our articles of incorporation, holders of preferred shares are entitled to dividends of not less than 1% and up to 15% of the par value of such shares, the exact rate to be determined by our Board of Directors at the time of issuance, provided that the holders of preferred shares shall be entitled to receive dividends at a rate not lower than that determined for holders of common shares. Under our articles of incorporation, we may not issue any class of shares which are redeemable.

        Under our articles of incorporation, we are authorized to issue up to 2,000,000 preferred shares.

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

        Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (i) our stated capital, (ii) the total amount of our capital surplus reserve and earned surplus reserve accumulated up to the end of the relevant dividend period, (iii) the earned surplus reserve to be set aside for the annual dividend period and (iv) unrealized gains (the amount of net assets stated on the balance sheet increased as a result of an evaluation of the assets and liabilities in accordance with GAAP, which is not offset by unrealized losses).

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

        We may issue new shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights, if the new shares are issued:

  •
  through a general public offering, of no more than 50% of the total number of issued and outstanding shares;

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

        In general, holders of non-voting shares are not entitled to vote on any resolution or receive notice of any general meeting of shareholders. However, in the case of amendments to our articles of incorporation, any merger or consolidation, capital reductions or in some other cases that affect the rights or interests of the preferred shares, approval of the holders of such class of shares is required. We must obtain the approval, by a resolution, of holders of at least two-thirds of the preferred shares present or represented at a class meeting of the holders of such class of shares, where the affirmative votes also represent at least one-third of the total issued and outstanding shares of such class. In addition, the Korean Commercial Code provides that a company's articles of incorporation may prescribe conditions for enfranchisement of non-voting shares. For example, if we are unable to pay dividends on preferred shares as provided in our articles of incorporation, the holders of preferred shares may become enfranchised and may be entitled to exercise voting rights until the dividends are paid. The holders of enfranchised preferred shares have the same rights as holders of voting shares to request, receive notice of, attend and vote at a general meeting of shareholders.

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

        Except for the procedural requirements which obligate a non-citizen or non-resident of Korea to file a report to the relevant government authority of Korea at the time of acquisition or transfer of the Company's shares, there exists no provision which limits the rights to own our shares or exercise voting rights on our shares due to their status as a non-resident or non-Korean under our articles of incorporation and applicable Korean laws.

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

        We may issue bonds by a resolution of the Board of Directors. Our articles of incorporation permit the issuance of convertible bonds and bonds with warrants, but none have been issued.

ITEM 10.C.    MATERIAL CONTRACTS

        Since the filing of our annual report on Form 20-F on April 26, 2013, we have not entered into any material contracts other than in the ordinary course of business and other than those described below or otherwise as described in ITEM 4. "INFORMATION ON THE COMPANY" or elsewhere in this annual report.

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

     Lease Agreement dated December 31, 2014 between National IT Industry Promotion Agency and Registrant

        On December 31, 2014, we entered into a lease agreement with National IT Industry Promotion Agency for our principal executive and administrative offices, with a total area of approximately 74,904 square feet, located on two floors of Nuritkum Square R&D Tower, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795 Korea. The term of lease commenced on January 1, 2015 and expires on December 31, 2016, with an option to renew in accordance with the terms of the agreement.

     Ninth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2015 between Gravity Interactive, Inc. and Registrant

        Under this amendment, the serviced countries were expanded to include UAE, Saudi Arabia, Jordan, Kuwait, Bahrain, Qatar, Oman, Lebanon, Mauritania, Egypt, Algeria, Morocco, Tunisia and the Philippines

     Ragnarok Online 2 Online Game License Agreement dated January 15, 2015 between Shanghai The Dream Network Technology Co., Ltd. and Registrant

        On January 15, 2015, we entered into an agreement with Shanghai The Dream Network Technology Co., Ltd., under which we granted Shanghai The Dream Network Technology Co., Ltd. the right to operate and distribute the localized version of Ragnarok Online 2 in China for a non-refundable minimum guarantee of US$1,000,000 and a monthly royalty fee equal to 25% of the gross revenue. The agreement is effective from the date of the agreement, continues for twelve months after the initial launch date and is subject to extension for another twelve months if certain conditions in the agreement are met.

     Third Amendment to the Ragnarok Online Game License Agreement dated February 27, 2015 between PT. Lyto Datarindo Fortuna and Registrant

        Under this amendment, the term of the Ragnarok Online Game License Agreement was renewed for six months to August 26, 2015.

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

        Amendments to the Presidential Decree of the Foreign Exchange Transaction Law went into effect on January 1, 2014, December 31, 2014 and January 1, 2015, respectively. However, nothing in the amendment is applicable to us or our foreign exchange control.

ITEM 10.E.    TAXATION

KOREAN TAXATION

        The following is a discussion of material Korean tax consequences to owners of our ADSs and common shares that are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable or with which the relevant income is effectively connected. A non-resident individual according to Korean tax laws means an individual who does not have an address or a place of residence in Korea for longer than a period of 183 days. A non-Korean corporation is a corporation whose headquarters and main office is located overseas and does not have a place of effective management in Korea. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our common shares, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

Dividends on the shares or American Depositary Shares

        Under Korean tax laws, the domestic source dividend income of non-resident individuals and non-Korean corporations means any profits or surpluses that are distributed by domestic companies. Therefore, dividends that are distributed to non-resident individuals and non-Korean corporations who own common shares of domestic companies are considered to be domestic source dividend income. The dividends provided to the holder of ADSs are also included in the domestic source dividend income as it is no different from dividends that are paid to a holder of common shares in the domestic companies.

        With respect to the taxation of domestic source dividend income of a non-resident individual and non-Korean corporation, if there is no tax treaty entered into between Korea and the country of tax residence of the non-resident individual or non-Korean corporation or if the country of tax residence is a tax haven designated by the Commissioner of the National Tax Service of Korea (currently, only Labuan, Malaysia) and has not acquired prior approval of the Commissioner, we will deduct Korean withholding tax from dividends paid to such non-resident individual or non-Korean corporation (whether in cash or in shares) at a rate of 22% (including local income tax). If you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for an exemption or a reduced rate of Korean withholding tax according to the tax treaty. In this connection, if the party with whom the income has been provided exists as a paper company in order to receive the benefits of the tax treaty and there exists a separate beneficiary owner who is the real owner of the income (hereinafter referred to as the "Beneficiary Owner") that is provided with income from dividends, tax will be withheld at source by applying the tax rate determined in the tax treaty entered into between Korea and the country of tax residence of the Beneficiary Owner. If the country of tax residence of the Beneficiary Owner and Korea has not entered into a tax treaty or in the case that such country is Labuan, Malaysia, tax will be withheld at source at a tax rate of 22% according to the Korean Corporate Tax Law.

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

        In regards to capital gains tax originating from Korea, if there is no tax treaty entered into between Korea and the country of tax residence of the non-resident individual or non-Korean corporation or if the country of tax residence is a tax haven designated by the Commissioner of the National Tax Service of Korea (currently, only Labuan, Malaysia) and has not acquired prior approval of the Commissioner, capital gains earned by such non-resident individual or non-Korean corporation upon the transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (i) 11% (including local income tax) of the gross proceeds realized and (ii) 22% (including local income tax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs). However, in most cases where a tax treaty is entered into between Korea and the country of tax residence of the non-resident individual or non-Korean corporation, such non-resident individual or non-Korean corporation is exempt from Korean income taxation under the applicable Korean tax treaty with his or its country of tax residence. In this regard, if the party to whom the capital gains from securities are provided exists as a paper company in order to receive benefits of a tax treaty and there exists a separate Beneficiary Owner that is provided with income from capital gains, tax will be withheld at source by applying the tax rate determined in the tax treaty entered into between Korea and the country of tax residence of the Beneficiary Owner. If the country of tax residence of the Beneficiary Owner and Korea has not entered into a tax treaty or in the case that such country is Labuan, Malaysia, tax will be withheld at source at a tax rate (11% of transfer price or 22% of capital gains, whichever is less) according to the Korean Corporate Tax Law. See ITEM 10.E. "TAXATION—KOREAN TAXATION—Tax treaties" below for a discussion on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify for the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

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

        Under the tax law amendments effective for capital gains recognized or to be recognized from disposition of ADSs on or after January 1, 2008, ADSs are viewed as shares of stock for capital gains tax purposes. Accordingly, capital gains from sale or disposition of ADSs are taxed (if taxable) as if such gains are from sale or disposition of shares of our common stock. It should be noted that (i) capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from a transfer of ADSs outside Korea will generally be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of ADSs is deemed to be an overseas issuance under the STTCL, but (ii) in the case where an owner of the underlying shares of stock transfers ADSs after conversion of the underlying shares into ADSs, the exemption under the STTCL described in (i) will not apply. In the case where an owner of the underlying shares of stock transfers the ADSs after conversion of the underlying shares of stock into ADSs, such person is obligated to file corporate income tax returns and pay tax unless a purchaser or a financial investment company with a brokerage license, as applicable, withholds and pays the tax on capital gains derived from transfer of ADSs, as discussed below.

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

Tax treaties

        Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, our common shares or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (respectively, including local income tax, depending on your shareholding ratio) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment or Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea- United States income tax treaty, the exemption on capital gains does not apply if you are an individual, and (a) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for a period or periods of 183 days or more during the taxable year.

        On the other hand, the International Tax Coordination Law provides that in regards to taxable income, gains, assets, acts or transactions, when the holder and Beneficiary Owner is not the same, the Beneficiary Owner is considered to be the taxpayer who is subject to the applicable tax treaty. If one engages in activities to receive benefits of a tax treaty through having international transactions with a third party indirectly or conducts transactions with more than two parties, such activity is considered to be a direct transaction or a single transaction for which the tax treaty applies. Thus, if a non-Korean company or a non-resident individual establishes a paper company in a certain country for the purpose of receiving benefits of a tax treaty and tries to unreasonably receive dividends and capital gains from securities pursuant to a tax treaty between a certain country and Korea, the tax treaty that is entered into between the country of the residence of the Beneficiary Owner and Korea shall be applied.

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

        You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to its tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (e.g., dividends or capital gains) under an applicable tax treaty as the beneficial owner of such Korean source income, Korean tax law requires you (or your agent) to submit an application (in the case for reduced withholding tax rate, an

"application for entitlement to reduced tax rate", and in the case for exemption from withholding tax, an "application for tax exemption") with a certificate of your tax residency issued by the competent authority of your country of tax residence, subject to certain exceptions (together, the "BO application"). For example, a U.S. resident would be required to provide a Form 6166 as a certificate of tax residency with the application for entitlement to reduced tax rate or the application for tax exemption, as the case may be. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle that is not the beneficial owner of such income (an "OIV"), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which in turn must submit an OIV report and a schedule of beneficial owners to the withholding agent prior to the payment date of such income. In the case of a tax exemption application, the withholding agent is required to submit such application (together with the applicable OIV report in the event the income will be paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

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

Securities transaction tax

        The Securities Transaction Tax Act provides that a securities transaction tax shall be imposed on the transfer of share certificates or shares. The scope of taxable share certificates includes, with respect to share certificates transferred on or after January 1, 2011, rights arising from the acquisition of shares, shares prior to the issuance of share certificates, preemptive rights and subscription securities issued by corporations established under special laws (e.g., Agricultural Cooperatives Act) and depositary receipts (issued by depository of equity securities in a country other than the country of issuance, which describes the rights related to the relevant deposited securities) pursuant to the Financial Investment Services and Capital Markets Act. However, with respect to the transfer of share certificates listed in overseas securities markets that are similar to the Korean securities market, such as the New York Stock Exchange or the NASDAQ Stock Market, or the transfer of share certificates to an underwriter in order to list such share certificates on foreign stock exchanges, such transfer is not subject to the securities transaction tax. The said Act provides that the types of share certificates that are subject to the securities transaction tax is a share certificate issued by a domestic corporation established according to the Commercial Act or a special act, or the share certificate or depositary receipts which are issued by a non-Korean corporation that are listed or registered in the securities market. Therefore, if you transfer common shares in a Korean corporation and the common shares are not listed in the securities market overseas, you will be subject to a securities transaction tax at the rate of 0.5%.

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

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following summary describes the material U.S. federal income tax consequences of the purchase, ownership or disposition of our ADSs and common shares as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for purposes of the current Convention Between the United States of America and the Republic of Korea for the Avoidance of Double Taxation, as amended (the "Tax Convention"), (ii) whose ADSs or common shares are not, for purposes of the Tax Convention, attributable to a permanent establishment in Korea and (iii) who otherwise qualify for the full benefits of the Tax Convention. Except where noted, it deals only with our ADSs and common shares held as capital assets and does not deal with special situations, such as those of:

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

        Persons considering the purchase, ownership or disposition of our ADSs or common shares should consult their own tax advisor concerning U.S. federal income tax consequences in light of their particular situation as well as any other tax consequences arising under the laws of any taxing jurisdiction. In particular, we believe that we were a PFIC during our 2008 through 2014 taxable years, and we expect that we will continue to be a PFIC during our 2015 taxable year. The U.S. federal income tax rules applicable to PFICs could have adverse consequences for U.S. Holders. See discussion under ITEM 10.E. "TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS—PFICs."

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

        The determination of whether we are a PFIC is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are uncertain or beyond our control, including the value of our assets, ADSs and common shares and the amount and type of our income. In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments and other passive assets we believe that we were a PFIC during our 2008 through 2014 taxable years, and we expect that we will continue to be a PFIC during our 2015 taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you could be subject to adverse U.S. federal income tax consequences as discussed below. Once we are a PFIC for any portion of the period that you hold our ADSs or common shares, all of our subsequent distributions, and any subsequent dispositions by you of such ADSs or common shares, will be subject to the special tax rules discussed below, even after we cease to be a PFIC.

        The PFIC rules described below could be avoided if an election to treat us as a "qualified electing fund" under section 1295 of the Code were available. This option will not be available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

        You are urged to consult your own tax advisor concerning the U.S. federal income tax consequences of holding our ADSs or common shares if we are considered a PFIC in any taxable year.

Taxation of dividends

        For tax purposes, the amount of any dividend paid in Won will equal the United States dollar value of the Won received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of our common shares, or by the depositary, in the case of our ADSs, regardless of whether the Won are converted into United States dollars. If the Won received as a dividend are not converted into United States dollars on the date of receipt, you will have a basis in the Won equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Won generally will be treated as U.S. source ordinary income or loss.

        Subject to the application of the special PFIC rules discussed below, the gross amount of distributions on our ADSs or common shares (including amounts withheld to reflect Korean withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation (other than a PFIC) that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the current Tax Convention meets these requirements. A foreign corporation (other than a PFIC) is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our common shares generally will not be considered readily tradable for these purposes. Under the U.S. Treasury Department guidance our ADSs, which are currently listed on NASDAQ, will be considered readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

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

        To the extent that the gross amount of any distribution on our ADSs or common shares exceeds our current and accumulated earnings and profits and subject to the special PFIC rules discussed below, the excess (including the amount of any Korean taxes withheld from the excess) will first be treated as a non-taxable return of (and will reduce, but not below zero) your tax basis in the ADSs or common shares to the extent thereof. Any remaining portion of the distribution will be treated as capital gain (which will be either long-term or short-term capital gain depending upon whether you have held the ADSs or common shares for more than one year). Consequently, such distributions in excess of our current and accumulated earnings and profits generally would not give rise to foreign source income and you would not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income. Further, distributions of our ADSs, common shares or preemptive rights to subscribe for our common shares that are received as part of a pro rata distribution to all of our common shareholders generally will not be subject to U.S. federal income tax. Consequently such distributions will not give rise to foreign source income, and you will not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources.

     If you hold our ADSs or common shares while we are a PFIC

        If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to special tax rules with respect to any "excess distribution" received with respect to our ADSs or common shares unless you make the mark-to-market election described below. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for our ADSs or common shares will be treated as excess distributions. Under these special tax rules:

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

        There is a special set of foreign tax credit rules that apply to taxation under the excess distribution regime. These rules are complex and you are urged to consult your tax advisor regarding their application. In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, a shareholder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Very generally, a class of stock is considered regularly traded for any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Under current law, the mark-to-market election may be available for holders of our ADSs because our ADSs are listed on NASDAQ which constitutes a qualified exchange as designated in the Code, although there can be no assurance that our ADSs will be "regularly traded" for purposes of the mark-to-market election. Our common shares are not expected to be listed on a qualified exchange. Accordingly, the mark-to-market election may not be available for holders of our common shares. The remainder of this discussion assumes that the mark-to-market election will be available for holders of our ADSs and will not be available for holders of our common shares.

        If you make an effective mark-to-market election, you will be required to include in each year as ordinary income an amount equal to the excess of the fair market value of our ADSs at the end of the year over your adjusted tax basis in our ADSs. You will be entitled to deduct, as an ordinary loss each year an amount equal to the excess of your adjusted tax basis in our ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in our ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability and consequences of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

     Taxation of gains from the sale, exchange, or other disposition of our ADSs or common shares

        Subject to the application of the special PFIC rules discussed below, you generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our ADSs or common shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange, or other disposition (without reduction for any Korean or other non-U.S. tax withheld from such disposition) and your adjusted tax basis in the ADSs or common shares. Your adjusted tax basis in an ADS or common share generally will be its United States dollar cost. The United States dollar cost of a common share purchased with foreign currency generally will be the United States dollar value of the purchase price paid on the date of the purchase or, if the common shares are traded on an established securities market and the investor is a cash-basis or electing accrual basis taxpayer, the settlement date. Subject to the application of the special PFIC rules discussed below, such capital gain or loss will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, including individuals) or loss if, on the date of sale, exchange, or other disposition, you have held the ADSs or common shares for more than one year. The deductibility of capital losses is subject to limitations. Capital gain or loss from the sale, exchange, or other disposition will generally be sourced within the United States for U.S. foreign tax credit purposes. Any such loss, however, could be resourced to the extent of dividends treated as received with respect to such ADSs or common shares within the preceding 24-month period. Consequently, you may not be able to use the foreign tax credit arising from any Korean tax imposed on the sale, exchange, other disposition of an ADS or common share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Any Korean securities transaction tax imposed on the sale or other disposition of our common shares or ADSs or common shares will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such tax, subject to applicable limitations under the Code.

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

Information Reporting Regarding PFICs and Specified Foreign Financial Assets

        If we are a PFIC, unless an exception applies, a U.S. Holder would be required to file IRS Form 8621 for each year in which the U.S. Holder owns our ADSs or common shares, including any taxable year in which the U.S. Holder (i) recognizes gain on the direct or indirect disposition of our ADSs or common shares, (ii) receives certain direct or indirect distributions from us, or (iii) makes any of certain reportable elections (including a mark-to-market election). This requirement is in addition to other reporting requirements applicable to ownership in a PFIC. In the event a U.S. Holder does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date such form is filed.

        Owners of "specified foreign financial assets" with an aggregate value in excess of US$50,000 (and in some cases, a higher threshold) may be required to file an information report with the IRS (on IRS Form 8938) with respect to such assets with their tax returns. "Specified foreign financial assets" include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the application of this disclosure requirement to their ownership of our stock.

        If you are a U.S. Holder, you are urged to consult with your own tax advisor regarding the application of the PFIC and specified foreign financial assets information reporting requirements and related statute of limitations tolling provisions with respect to the ADSs or our common shares.

Reportable transactions

        Under U.S. Treasury regulations, U.S. Holders that participate in "reportable transactions" (as defined in the regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. You should consult your own tax advisor as to the possible obligation to file Form 8886 with respect to the sale, exchange or other disposition of any Won received as a dividend from our ADSs or common shares, or as proceeds from the sale of our ADSs or common shares.

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

        As of December 31, 2014, we had Japanese Yen denominated accounts receivable of Won 1,325 million, which represented 25.0% of our total consolidated accounts receivable balance, and U.S. dollar denominated accounts receivable of Won 955 million, which represented 18.0% of our total consolidated accounts receivable balance. We also had Japanese Yen denominated accounts payable of Won 52 million, which represented 1.9% of our total consolidated accounts payable balance, and U.S. dollar denominated accounts payable of Won 279 million, which represented 10.2% of our total consolidated accounts payable balance. As these balances all have short maturities, exposure to foreign currency fluctuations on these balances is not significant. For example, a hypothetical 10% appreciation of the Won against the Japanese Yen and the U.S. dollar, in the aggregate, would reduce our cash flows by Won 195 million.

        In 2014, Won 20,420 million of our revenue was derived from currencies other than the Won: primarily the Japanese Yen, Won 8,511 million; the U.S. dollar, Won 5,038 million; the NT dollar, Won 2,315 million; and the Thai Baht, Won 1,283 million. A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Won in 2014 would have reduced our revenue by Won 1,715 million.

        As of March 31, 2015, we had no foreign currency forward contract outstanding. We may in the future enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risks, but we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Korean exchange control regulations that restrict our ability to convert the Won into U.S. dollar, Japanese Yen or Euro under certain emergency circumstances.

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

Credit risk

        As our cash and cash equivalents and short-term financial instruments are placed with several local financial institutions, of which approximately 29% and 28% are held at two different financial institutions, we face a potential credit risk that the financial institutions may become insolvent and be unable to repay our principal and interest in a timely manner. While the management believes such financial institutions are of a high credit quality, it is difficult for us to predict the financial condition of the Korean banking sector and the financial institutions that manage our cash holdings. We may be materially and adversely affected by any widespread failure in the Korean banking sector caused by any economic downturn or volatile financial markets in the future.

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

        From January 1, 2014 to December 31, 2014, the depositary waived fees for the standard costs associated with the administration of the ADR estimated to total US$45,996.16.

        From January 1, 2015 to the date of this Annual Report, the Company received no reimbursement from the depositary.

 PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as of December 31, 2014 were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

        Our management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2014, based upon criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and concluded that we maintained effective internal control over financial reporting as of December 31, 2014.

Attestation Report of the Registered Public Accounting Firm

        This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

        In 2014, we implemented an enhanced revenue recognition procedure for our subsidiaries, which was to help define a more detailed process for recognizing deferred revenues generated from sales of in-game items.

        Other than as stated above, there has been no change in our internal control over financial reporting that occurred during the year ended December 31, 2014 that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16.C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the aggregate fees billed for Deloitte Anjin LLC, or Deloitte, the Korean member firm of Deloitte Touche Tohmatsu Limited and our principal accountant for each of the years ended December 31, 2013 and 2014, depending on the various types of services and a brief description of the nature of such services.

	Year Ended December 31,
Type of Service	2013		2014		Nature of Services
	(In millions of Won)
Audit Fees	~~W~~	290	~~W~~	440	Audit service for the Company
Audit-Related Fees		—		—
Tax Fees		—		—
All Other Fees		—		—

Total	~~W~~	290	~~W~~	440

ITEM 16.D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16.E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

ITEM 16.F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

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
4.1
Agreement on the Development of Ragnarok Online, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)
4.2
Agreement on the Exclusive License of Copyright Regarding Ragnarok Game Services, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)
4.3
Cooperation Agreement on Ragnarok Game Services, dated May 31, 2002, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)
4.4
Agreement on Factual Matters, dated November 19, 2002, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)
4.5
Agreement on Ragnarok Game Services and Related Matters, dated January 22, 2003, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)
4.6
Agreement, dated June 3, 2003, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)
4.7
Agreement, dated October 27, 2004, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file no. 333- 122159) filed with the Securities and Exchange Commission on January 20, 2005)
4.8
Ragnarok License and Distribution Agreement, dated July 24, 2002, between GungHo Online Entertainment, Inc. (formerly OnSale Japan K.K.) (licensee in Japan) and Registrant (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)
4.9
Amendment to Ragnarok License and Distribution Agreement, dated September 23, 2004, between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

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
4.11
2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2006 between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 29, 2007)
4.12
Exclusive Ragnarok Online 2 License and Distribution Agreement dated October 15, 2007, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant (incorporated by reference to Exhibit 4.51 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 27, 2008)
4.13
Second Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2008, between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.55 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 27, 2008)
4.14
Exclusive Ragnarok Online 2 Authorization to Use and Distribute Software Agreement dated January 21, 2008, between Level Up! Interactive S.A. (licensee in Brazil) and Registrant (incorporated by reference to Exhibit 4.56 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 27, 2008)
4.15
Exclusive Requiem Online License and Distribution Agreement dated February 21, 2008, between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.59 of our annual report on Form 20- F (file no. 000-51138) filed with the Securities and Exchange Commission on June 27, 2008)
4.16
Exclusive Ragnarok License and Distribution Agreement dated September 1, 2008, between Level Up! Inc. (licensee in the Philippines) and Registrant (incorporated by reference to Exhibit 4.68 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 30, 2009)
4.17
Third Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2009, between Gravity Interactive, Inc., and Registrant (incorporated by reference to Exhibit 4.70 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 30, 2009)
4.18
Exclusive Ragnarok Authorization and Distribution Agreement dated March 2, 2009, between Level Up! Interactive S.A. (licensee in Brazil) and Registrant (incorporated by reference to Exhibit 4.73 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 30, 2009)
4.19
Form of Employment Agreement with Director and Senior Management (incorporated by reference to Exhibit 4.75 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 30, 2009)
4.20
Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated September 1, 2009 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.76 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)

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

Exhibit No.	Description
4.32	Third Amendment to the Exclusive Requiem Online License and Distribution Agreement dated June 16, 2011 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.95 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2012)
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

Exhibit No.	Description
4.42	Second Amendment to the Ragnarok Online Game License Agreement dated February 27, 2013 between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant (incorporated by reference to Exhibit 4.49 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 26, 2013)
4.43
Third Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 5, 2013 between AsiaSoft Corporation Public Co., Ltd. (licensee in Thailand) and Registrant (incorporated by reference to Exhibit 4.50 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 26, 2013)
4.44
Amendment to Lease Agreement dated May 1, 2013 between National IT Industry Promotion Agency and Registrant (translation in English) (incorporated by reference to Exhibit 4.44 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 30, 2014)
4.45
Sixth Amendment to the Exclusive Requiem Online License and Distribution Agreement dated May 7, 2013 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 30, 2014)
4.46
Fifth Amendment to Ragnarok Online Exclusive Game License Agreement dated October 22, 2013 between Game Flier International Corporation (licensee in Taiwan, Hong Kong and Macau) and Registrant (incorporated by reference to Exhibit 4.46 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 30, 2014)
4.47
Eighth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated October 24, 2013 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.47 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 30, 2014)
4.48
Seventh Amendment to the Exclusive Requiem Online License and Distribution Agreement dated December 1, 2013 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.48 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 30, 2014)
4.49
First Amendment to the Exclusive Ragnarok Online 2 License and Distribution Agreement dated January 1, 2014 between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant (incorporated by reference to Exhibit 4.49 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 30, 2014)
4.50
Fourth Amendment to Exclusive Ragnarok Authorization and Distribution Agreement dated March 2, 2014 between Level Up! Interactive S.A. (licensee in Brazil) and Registrant(incorporated by reference to Exhibit 4.50 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 30, 2014)
4.51*	Lease Agreement dated December 31, 2014 between National IT Industry Promotion Agency and Registrant
4.52*	Ninth Amendment to The Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2015 between Gravity Interactive, Inc. and Registrant
4.53*	Ragnarok Online 2 Online Game License Agreement dated January 15, 2015, between Shanghai The Dream Network Technology Co., Ltd. (licensee in China) and Registrant

Exhibit No.	Description
4.54*	Third Amendment to the Ragnarok Online Game License Agreement dated February 27, 2015 between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant
8.1*	List of Registrant's subsidiaries
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

Date: April 27, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of
Gravity Co., Ltd.

        We have audited the accompanying consolidated balance sheets of Gravity Co., Ltd. and subsidiaries (the "Company") as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such 2013 and 2014 consolidated financial statements present fairly, in all material respects, the financial position of Gravity Co., Ltd. and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

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
April 24, 2015

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of
Gravity Co., Ltd.

        In our opinion, the accompanying consolidated statement of comprehensive loss, of changes in equity and of cash flows present fairly, in all material respects, the results of Gravity Co., Ltd. and its subsidiaries ("the Company") operations and their cash flows for the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ SAMIL PRICEWATERHOUSECOOPERS Samil PricewaterhouseCoopers

Seoul, KOREA
April 26, 2013

GRAVITY CO., LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 2013 and 2014

	2013		2014		2014
					(Note 3)
	(In millions of Korean Won and in thousands of US dollars except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	~~W~~	31,222	~~W~~	28,382	$26,017
Short-term financial instruments		18,000		14,500	13,292
Accounts receivable, net (including related party balances of ~~W~~1,710 and ~~W~~1,325, respectively)		5,333		5,159	4,729
Current portion of deferred income tax assets		1,433		—	—
Prepaid expenses		619		954	875
Other current assets (including related party balances of ~~W~~63 and ~~W~~40, respectively)		2,044		1,697	1,555

Total current assets		58,651		50,692	46,468

Property and equipment, net		2,315		1,213	1,112
Leasehold and other deposits		5,569		937	859
Capitalized software development cost		12,543		8,553	7,840
Other intangible assets		166		210	193
Goodwill		1,210		1,210	1,109
Deferred income tax assets		7,173		—	—
Other non-current assets		138		281	258

Total assets	~~W~~	87,765	~~W~~	63,096	$57,839

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including related party balances of ~~W~~279 and ~~W~~99, respectively)	~~W~~	4,374	~~W~~	2,713	$2,487
Deferred revenue (including related party balances of ~~W~~479 and ~~W~~298, respectively)		5,782		5,727	5,250
Accrued expense (including related party balances of nil and ~~W~~15, respectively)		573		787	721
Other current liabilities		671		424	389

Total current liabilities		11,400		9,651	8,847

Long-term deferred revenue (including related party balances of ~~W~~4,998 and ~~W~~4,699, respectively)		6,875		5,268	4,829
Accrued severance benefits		263		103	94
Other non-current liabilities		227		226	208

Total liabilities		18,765		15,248	13,978

Commitments and contingencies (See Note 11)
Parent Company Shareholders' equity:
Preferred shares, ~~W~~500 par value, 2,000,000 shares authorized, and no shares issued and outstanding at December 31, 2013 and 2014		—		—	—
Common shares, ~~W~~500 par value, 38,000,000 shares authorized, and 6,948,900 shares issued and outstanding at December 31, 2013 and 2014		3,474		3,474	3,185
Additional paid-in capital		75,076		75,076	68,822
Accumulated deficit		(10,889)		(31,796)	(29,148)
Accumulated other comprehensive income		1,674		1,521	1,394

Total parent company shareholders' equity		69,335		48,275	44,253

Non-controlling interest		(335)		(427)	(392)

Total equity		69,000		47,848	43,861

Total liabilities and equity	~~W~~	87,765	~~W~~	63,096	$57,839

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Years Ended December 31, 2012, 2013 and 2014

	2012		2013		2014		2014
							(Note 3)
	(In millions of Korean Won and in thousands of US dollars except per share data)
Revenue
Online games—subscription revenue	~~W~~	10,150	~~W~~	8,206	~~W~~	7,962	$7,299
Online games—royalties and license fees (including related party revenue of ~~W~~24,125, ~~W~~12,455 and ~~W~~8,034, respectively)		32,325		21,726		13,093	12,002
Mobile games and applications (including related party revenue of ~~W~~3,296, ~~W~~4,992 and ~~W~~3,214, respectively)		8,262		14,504		15,055	13,801
Character merchandising, animation and other revenue (including related party revenue of ~~W~~2,621, ~~W~~1,104 and ~~W~~193, respectively)		7,044		3,249		3,779	3,464

Total net revenue		57,781		47,685		39,889	36,566
Cost of revenue (including related party cost of ~~W~~2,072, ~~W~~119 and ~~W~~315, respectively)		34,906		35,399		34,188	31,340

Gross profit		22,875		12,286		5,701	5,226
Selling, general and administrative expenses (including related party expenses of ~~W~~605, ~~W~~123 and ~~W~~7, respectively)		20,310		17,063		12,682	11,626
Research and development (including related party expenses of ~~W~~108, ~~W~~959 and ~~W~~277, respectively)		7,018		6,131		4,847	4,443
Impairment loss on intangible assets		14,569		5,822		1	1
Gain on disposal of equity method investments		(528)		—		—	—

Operating loss		(18,494)		(16,730)		(11,829)	(10,844)
Other income (expenses)
Interest income		1,763		1,334		1,137	1,042
Interest expense		(55)		(41)		(11)	(10)
Foreign currency loss, net		(902)		(413)		(152)	(139)
Others, net		65		1,225		3	2

Loss before income tax expense and equity loss on investments		(17,623)		(14,625)		(10,852)	(9,949)
Income tax expenses		2,584		5,108		10,147	9,302

Loss before equity loss on investments		(20,207)		(19,733)		(20,999)	(19,251)

Equity loss on investments, net		(333)		(18)		—	—
Net loss		(20,540)		(19,751)		(20,999)	(19,251)

Net loss attributable to:
Non-controlling interest		(8,316)		(1,163)		(92)	(84)

Parent company	~~W~~	(12,224)	~~W~~	(18,588)	~~W~~	(20,907)	$(19,167)

Losses per share—basic and diluted:	~~W~~	(1,759)	~~W~~	(2,675)	~~W~~	(3,009)	$(2.76)

Weighted average number of shares outstanding
Basic and diluted		6,948,900		6,948,900		6,948,900	6,948,900

Other comprehensive loss
Foreign currency translation adjustment ("CTA")
Foreign CTA loss		(39)		(102)		(156)	(143)
Reclassification adjustment for CTA		(2)		(1,225)		3	2
Net foreign CTA loss		(41)		(1,327)		(153)	(141)

Comprehensive loss		(20,581)		(21,078)		(21,152)	(19,392)
Comprehensive loss attributable to:
Non-controlling interest		(8,316)		(1,163)		(92)	(84)

Parent company	~~W~~	(12,265)	~~W~~	(19,915)	~~W~~	(21,060)	$(19,308)

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years Ended December 31, 2012, 2013 and 2014

	No. of Common Shares	Common Shares		Additional Paid-in Capital		Retained Earnings (Accumulated deficit)		Accumulated Other Comprehensive Income (Loss)		Non-Controlling Interest in Subsidiaries		Total
	(In millions of Korean Won, except number of shares)
Balance at January 1, 2012	6,948,900	~~W~~	3,474	~~W~~	75,395	~~W~~	19,923	~~W~~	3,042	~~W~~	8,825	~~W~~	110,659
Comprehensive loss
Foreign currency translation adjustments, net of tax	—		—		—		—		(41)		—		(41)
Net loss	—		—		—		(12,224)		—		(8,316)		(20,540)

Balance at December 31, 2012	6,948,900		3,474		75,395		7,699		3,001		509		90,078
Comprehensive loss
Foreign currency translation adjustments, net of tax	—		—		—		—		(1,327)		—		(1,327)
Net loss	—		—		—		(18,588)		—		(1,163)		(19,751)
Changes in ownership interest in subsidiaries	—		—		(319)		—		—		319		—

Balance at December 31, 2013	6,948,900		3,474		75,076		(10,889)		1,674		(335)		69,000
Comprehensive loss
Foreign currency translation adjustments, net of tax	—		—		—		—		(153)		—		(153)
Net loss	—		—		—		(20,907)		—		(92)		(20,999)

Balance at December 31, 2014	6,948,900	~~W~~	3,474	~~W~~	75,076	~~W~~	(31,796)	~~W~~	1,521	~~W~~	(427)	~~W~~	47,848

	(Note 3)
	(In thousands of US dollars, except number of shares)
Balance at December 31, 2013	6,948,900		$3,185		$68,822		$(9,981)		$1,535		$(308)		$63,253
Comprehensive loss
Foreign currency translation adjustments, net of tax	—		—		—		—		(141)		—		(141)
Net loss	—		—		—		(19,167)		—		(84)		(19,251)

Balance at December 31, 2014	6,948,900		$3,185		$68,822		$(29,148)		$1,394		$(392)		$43,861

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2012, 2013 and 2014

	2012		2013		2014		2014
							(Note 3)
	(In millions of Korean Won and in thousands of US dollars)
Cash flows from operating activities
Net loss	~~W~~	(20,540)	~~W~~	(19,751)	~~W~~	(20,999)	$(19,251)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization		8,339		7,832		5,617	5,149
Allowance for accounts receivable and other receivables		213		28		98	90
Impairment loss on intangible assets		14,569		5,822		1	1
Impairment losses on property plant & equipment		—		—		4	4
Provision (reversal) for accrued severance benefits		96		67		(60)	(55)
Equity loss on investments, net		333		18		—	—
Gain on disposition of intangible assets		—		(100)		—	—
Loss (gain) on foreign currency transactions		93		68		(75)	(69)
Loss (gain) on disposition of property and equipment		(7)		23		(5)	(5)
Gain on disposal of equity method investment		(528)		—		—	—
Others		7		(1,122)		(3)	(3)
Changes in operating assets and liabilities:
Accounts receivable		(1,611)		1,660		265	243
Other assets		76		834		4,026	3,691
Accounts payable		(795)		(636)		(1,702)	(1,560)
Accrued expenses		179		(344)		208	191
Deferred revenue		45		517		(1,719)	(1,576)
Income tax payable		(67)		(102)		(34)	(31)
Deferred income taxes		(1,025)		2,474		8,673	7,950
Payment of severance benefits		(190)		(444)		(100)	(92)
Other liabilities		87		(88)		(342)	(313)

Net cash used in operating activities	~~W~~	(726)	~~W~~	(3,244)	~~W~~	(6,147)	$(5,636)

Cash flows from investing activities
Decrease in short-term financial instruments	~~W~~	30,000	~~W~~	39,500	~~W~~	45,005	$41,255
Increase in short-term financial instruments		(32,500)		(40,000)		(41,500)	(38,042)
Decrease in short-term loans receivables		176		71		36	33
Proceeds from disposal of equity method investments		913		579		—	—
Purchase of property and equipment		(1,473)		(620)		(342)	(314)
Proceeds from disposal of property and equipment		8		17		15	14
Increase in capitalized software development costs		(2,842)		(946)		—	—
Reduction in cash balances upon deconsolidation of subsidiaries		(23)		—		—	—
Decrease in leasehold deposits		139		82		330	303
Disposal of other non-current assets		237		23		—	—
Others, net		173		60		(61)	(56)

Net cash provided by (used in) investing activities		(5,192)		(1,234)		3,483	3,193

Cash flows from financing activities
Proceeds from borrowings		353		—		—	—
Repayment of borrowings		(228)		(619)		(144)	(132)

Net cash provided by (used in) financing activities		125		(619)		(144)	(132)

Effect of exchange rate changes on cash and cash equivalents		(182)		(136)		(32)	(29)

Net decrease in cash and cash equivalents		(5,975)		(5,233)		(2,840)	(2,604)

Cash and cash equivalents
Beginning of the year		42,430		36,455		31,222	28,621

End of the year	~~W~~	36,455	~~W~~	31,222	~~W~~	28,382	$26,017

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

        Gravity Co., Ltd. ("Gravity") was incorporated on April 4, 2000 to engage in developing and distributing online games and other related businesses principally in the Republic of Korea and other countries in Asia, North and South America, and Europe. Gravity's principal product, Ragnarok Online, a multiplayer online role playing game, was commercially launched in August 2002. On February 8, 2005, Gravity listed its common shares on NASDAQ in the United States by means of American Depositary Shares ("ADSs").

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

        On April 1, 2008, GungHo Online Entertainment, Inc. became a majority shareholder by acquiring 52.39% of the voting shares from Heartis Inc., the former majority shareholder, and also acquired additional 6.92% voting shares on June 23 and June 24, 2008. As of December 31, 2014, GungHo Online Entertainment, Inc. has majority ownership and voting rights (59.31%) over the Company.

        The Company conducts its business within one industry segment—the business of developing and distributing online games, mobile games and other related services.

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

(*1)
In May 2007, the Company founded Gravity Middle East & Africa FZ-LLC, a wholly owned United Arab Emirates-based subsidiary. Gravity Middle East & Africa FZ-LLC has been in the process of liquidation since September 2008.

(*2)
In October 2010, the Company acquired 50.83% ownership of Barunson Interactive Corporation. Based on the shareholders' meeting held on March 28, 2011, Barunson Interactive Corporation

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

  changed its name to Gravity Games Corporation. In August 2013, the Company additionally acquired 34.67% of the share capital of Gravity Games Corporation through additional capital increase. As a result of increase in ownership interest, additional paid-in capital was decreased by ~~W~~319 million and non-controlling interest in subsidiaries increased by the same amount.

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

        Investments in limited partnerships are accounted for using the equity method in accordance with Accounting Standards Codification ("ASC") 323, Investment—Equity Method and Joint Ventures, which requires the use of the equity method unless the investor's interest "is so minor that the limited partner may have virtually no influence over partnership operating and financial policies." The Company follows the equity method of accounting for its investment in Online Game Revolution Fund No. 1 (Note 6).

        The Company recorded its initial investments at cost and records its pro rata share of the earnings or losses in the results of operations of the equity method investees.

     Use of estimates

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include useful lives of property and equipment, salvage values and recovery of property and equipment; recoverability of goodwill and intangible assets; valuation allowances for receivables, realization of deferred income tax assets, and estimated life-cycle of the permanent in-game items. Actual results could differ materially from the estimates and assumptions used.

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

        During the years ended December 31, 2012, 2013 and 2014, the Company generated 87%, 81% and 84% of its revenues from countries in Asia, respectively.

        As of December 31, 2012, 2013, and 2014, GungHo Online Entertainment, Inc. and LG Electronics Inc. are customers whose related accounts receivable and total revenue exceeds 10% of the Company's total accounts receivable and total revenue, and the proportions are as follows :

		2012		2013		2014
Country	Customer	Accounts Receivable	Revenues	Accounts Receivable	Revenues	Accounts Receivable	Revenues
Japan	GungHo Online Entertainment, Inc.	34%	51%	30%	38%	25%	28%
Korea	LG Electronics Inc.	7%	4%	9%	6%	15%	8%

        The amounts included within the accounts receivable balance as of December 31, 2014 are ~~W~~1,325 million and ~~W~~796 million from GungHo Online Entertainment, Inc. and LG Electronics Inc., respectively.

     Concentrations of credit risk

        Cash and cash equivalents and short-term financial instruments are potentially subject to concentration of credit risk. Cash and cash equivalents and short-term financial instruments are placed with several financial institutions, of which approximately 29.35% and 28.14% of such amounts are held at two financial institutions, respectively.

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

     Online games—subscription revenue

        Players can access certain games free of charge, but may purchase game points to acquire in-game premium features. Subscription revenue consists of revenues from (i) micro-transactions, (ii) subscription fees from Internet cafés and (iii) premium services for individual PC users. Micro-transaction fees for consumable in-game items are deferred when such in-game items are purchased by users and recognized as revenue when the purchased in-game items are used in the games while those for permanent in-game items are recognized ratably as revenues over the estimated life cycle of game users. Micro-transaction fees for in-game items with limited time period are deferred and recognized as revenue in proportion to the number of days lapsed. All online game subscription fees and premium service fees are prepaid. Prepaid subscription fees from Internet cafés are deferred and recognized as revenue on a monthly basis based on actual hours used. Prepaid premium service fees from individual PC users are deferred and recognized as revenue on a monthly basis in proportion to the number of days lapsed.

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

        Micro-transaction fees for consumable in-game items are deferred when such in-game items are purchased by users and recognized as revenue when the purchased in-game items are used in the games while those for permanent in-game items are recognized ratably as revenues over the estimated life cycle of game users. Per-download fees are recognized on a monthly basis as they are earned. License fees are deferred and recognized ratably as revenue over the license period and guaranteed minimum royalty payments are deferred and recognized as the relevant royalty is earned. Royalty revenues are based on an agreed percentage of each of the licensees' revenues based on the licensees' sales from mobile games. Contract prices are recognized when the products or services have been delivered or rendered and the customers can begin use in accordance with the contractual terms. Revenues from mobile games operation service are based on an agreed percentage of each of the licensors' revenues based on the licensor's sales from the mobile games the Company operates on their behalf and recognized on a monthly basis after the licensor confirms its revenues based on the licensor's sales from the relevant mobile games during the month. Intellectual property royalty revenues are recognized on a monthly basis.

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

     Character merchandising, animation and other revenue

        Character merchandising, animation and other revenue consist of revenues from sales of console games, game character merchandising, animation and other services, including sales of goods related to mobile phones and website development and operation services for third parties.

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

     Out-of-Period Adjustments in 2013

        The accompanying 2013 consolidated statement of operations includes certain out-of-period adjustments primarily related to the understatement of revenues for in-game items of ~~W~~981 million that were not properly deferred in fiscal year 2012. Management believes the impact of these items, both individually and in the aggregate, to the year ended December 31, 2013 and to prior years presented are not material.

     Cash and cash equivalents

        Cash equivalents consist of time deposits with original maturity of three months or less at the time of purchase.

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

        The Company amortizes capitalized software development costs relating to games and records such costs as a component of cost of revenues. Amortization is determined as the greater of the amount computed using the ratio of current gross revenues for a game to the total of current and anticipated future gross revenues for that game or the straight-line method amount over the remaining estimated economic life of the game. Amortization starts when a game is available for general release to public users. The Company continually evaluates the reasonableness of the economic life of the capitalized software

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

development costs based on the average life cycle of the games whenever each new game is commercially launched or acquired.

        Capitalized software development costs for games, net of accumulated amortization, at December 31, 2013 and 2014 were ~~W~~12,543 million and ~~W~~8,553 million, respectively. Amortization expense for the years ended December 31, 2012, 2013 and 2014 were ~~W~~3,852 million, ~~W~~4,613 million and ~~W~~3,990 million, respectively.

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

        Impairment losses on capitalized software development cost for games for the years ended December 31, 2013 and 2014 were ~~W~~534 million and nil, respectively.

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

        Capitalized software development costs for website and internal use software at December 31, 2013 and 2014 were ~~W~~90 million and nil, respectively.

        Impairment losses on capitalized software development cost for website and internal use software for the years ended December 31, 2013 and 2014 were ~~W~~245 million and nil, respectively.

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

        When performing goodwill impairment testing, the fair values of reporting units are determined based on valuation techniques using the best available information, primarily discounted cash flow projections. The Company makes significant assumptions and estimates about the extent and timing of future cash flows and discount rates that represent unobservable inputs into valuation methodologies.

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

        The Company's intangible assets other than capitalized software development costs and goodwill are remeasured at fair value only if an impairment charge is recognized. The Company uses unobservable

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

inputs to the valuation methodologies that were significant to the fair value measurements, and the valuations required management judgment due to the absence of quoted market prices.

     Advertising

        The Company expenses advertising costs as incurred. Advertising expense was ~~W~~4,585 million, ~~W~~2,852 million and ~~W~~1,614 million for the years ended December 31, 2012, 2013 and 2014, respectively.

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

     Foreign currency transactions

        Net gains and losses resulting from foreign exchange transactions are included in foreign currency income (losses) in the consolidated statements of comprehensive loss.

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

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

        The Company follows ASC 740, Income Taxes, which prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this standard is a two-step process. In the first step, recognition, the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that has a likelihood of greater than 50 percent of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in (a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, (b) a reduction in a deferred income tax asset or an increase in a deferred income tax liability or (c) both (a) and (b). Interest and penalty recognized related to uncertain tax positions are recorded as a component of income tax expense.

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

     Earnings (losses) per share

        Basic earnings (losses) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding for all periods. Diluted earnings (losses) per share is computed by dividing net earnings (losses) by the weighted average number of common shares outstanding, increased by common stock equivalents. However, for each of three years in the period ended December 31, 2014, there has been no common stock equivalent.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

     Revision of prior periods

        In prior periods, the Company presented the net change in its short term financial instruments as a single line item within the investing activities section of the accompanying consolidated statements of cash flows. Beginning in 2014, the Company chose to correct its presentation of increase and decrease in short term financial instruments on a gross basis. The investing activities section of the accompanying consolidated statements of cash flows for the 2012 and 2013 periods have been revised accordingly to reflect this immaterial error, which did not affect cash balances, total investing cash flows or any other subtotal on the accompanying consolidated statements of cash flows.

     Recent accounting pronouncements

        In March 2013, the FASB issued ASU 2013-05, Foreign Currency Matters, to clarify the accounting for the release of a cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. The adoptions of ASU 2013-05 did not have a material impact on the Company's consolidated financial statements.

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

        In May 2014, the FASB and International Accounting Standards Board ("IASB") issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, Revenue from Contracts with Customers (Topic 606) is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. In April 2015, the FASB tentatively decided to defer one year the effective date of new revenue standard for public entities reporting under U.S. GAAP. If the changes in the proposed ASU are finalized to extend by a year, the standard will be effective for annual reporting periods (including interim reporting period within those periods) beginning after December 15, 2017. The standard provides for either full retrospective adoption or a modified retrospective adoption by which it is applied only to the most current period presented. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

        In August, 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements-Going Concern, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date of issuance of the entity's financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is "substantial doubt about the entity's ability to continue as a going concern." The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The ASU shall be applied at the effective date, and the Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Convenience Translation into United States Dollar Amounts

        The Company reports its consolidated financial statements in Korean Won. The United States dollar ("US dollar") amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,090.89 Korean Won to one US dollar, which is the noon buying rate of the U.S. Federal Reserve Board in effect on December 31, 2014. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into US dollars at that or any other rate.

4. Restricted Assets

        As of December 31, 2014, the Company has no restricted long-term financial instrument. As of December 31, 2013, one of the Company's subsidiaries, Gravity Games Corporation has a restricted long-term financial instrument amounting to ~~W~~5 million provided to a financial institution as a guarantee for the issuance of credit card.

5. Allowance for doubtful accounts

        Changes in the allowance for accounts receivable for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012		2013		2014
	(In millions of Korean Won)
Balance at beginning of year	~~W~~	8	~~W~~	9	~~W~~	32
Provision for allowances		6		23		16
Reversal of previous provision		—		—		—
Write-offs		(5)		—		(13)

Balance at end of year	~~W~~	9	~~W~~	32	~~W~~	35

        Changes in the allowance for loan receivable for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012		2013		2014
	(In millions of Korean Won)
Balance at beginning of year	~~W~~	1,000	~~W~~	1,200	~~W~~	1,200
Provision for allowances		200		—		—
Reversal of previous provision		—		—		—
Write-offs		—		—		—

Balance at end of year	~~W~~	1,200	~~W~~	1,200	~~W~~	1,200

        In 2011, the Company amended the loan agreement with Naru Entertainment Corporation ("Naru") so that ~~W~~300 million of the loan should be paid by Naru in 2012 from funding provided by a third party, and the rest of the loan, amounting to ~~W~~1,000 million, and its accrued interest at 8% annually, would be paid by revenue sharing payments in the future.

        Original long-term loans receivable due from Naru were ~~W~~1,200 million. As Naru reported the closure of business during 2012, the Company reserved full amounts of due from Naru as bad debt reserve for the year ended December 31, 2012.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Equity Method Investment

        The Company's equity income (loss) on investments is comprised of the following for the years ended December 31:

	2012		2013		2014
	(In millions of Korean Won)
Animation Production Committee	~~W~~	—	~~W~~	—	~~W~~	—
Online Game Revolution Fund No. 1		(51)		(18)		—
Gravity EU SAS		(257)		—		—
Ingamba LLC		(25)		—		—

Total equity income (loss) on investments	~~W~~	(333)	~~W~~	(18)	~~W~~	—

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

     Online Game Revolution Fund No. 1

        In 2005, the Company entered into a limited liability partnership agreement to invest the committed amount of ¥1,000 million (~~W~~8,713 million) in Online Game Revolution Fund No. 1, a limited liability partnership (the "Partnership"). In 2005, 2006, 2008 and 2009, the Company invested ¥100 million (~~W~~869 million), ¥150 million (~~W~~1,245 million), ¥642 million (~~W~~6,054 million) and ¥18 million (~~W~~229 million), respectively. As of December 31, 2012, the Company, SoftBank Corporation and GungHo Online Entertainment, Inc. ("GungHo") had interests of 16.39%, 49.18% and 8.20%, respectively, in Online Game Revolution Fund No. 1. The Company had 16.39% interest in the Partnership as a limited partner, and could not significantly influence the Partnership's operation and financial policies per the limited liability partnership agreement. However, the Company accounted for the investment under the equity method of accounting in accordance with ASC 323, Investment—Equity Method and Joint Ventures, which requires the use of the equity method unless the investors' interest is so minor that the limited partner may have virtually no influence over the Partnership's operating and financial policies. The Company recorded the losses of the Partnership as equity amounting to ~~W~~51 million and ~~W~~18 million in 2012 and 2013, respectively.

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

     Gravity EU SAS

        Gravity EU SAS was accounted for by using the equity method since August 2011, due to a dilution of the Company's interest in Gravity EU SASU, the Company's ownership of the investee decreased from 100% to 25% and recognized equity loss on investments amounting to ~~W~~257 million in 2012. In 2013, the Company discontinued applying the equity method as the investment was reduced to zero. The Company did not have any contractual obligation to fund further losses of Gravity EU SAS. Gravity EU SAS was disposed in November 2014 and the Company recognized the gain on disposition of investments amounting to ~~W~~3 million.

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

        The Company's financial instruments are measured and recorded at fair value, except for cost method investments. The Company's non-financial assets, such as goodwill, intangible assets, and property and equipment, are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment charge is recognized.

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

        As of December 31, 2013 and 2014, the Company's financial assets consist of cash, short-term financial instruments, accounts receivable, other current assets, accounts payable, and other current liabilities. The Company's carrying amounts of cash and cash equivalents, short-term financial instruments, accounts receivable, other current assets, accounts payable and other current liabilities approximate fair value due to the short-term nature of these instruments.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Property and Equipment, Net

        Property and equipment as of December 31, 2013 and 2014 consist of the following:

	2013		2014
	(In millions of Korean Won)
Computer and equipment	~~W~~	7,212	~~W~~	7,050
Furniture and fixtures		2,149		1,368
Vehicles		78		80
Capital lease assets		1,287		1,340
Leasehold improvements		746		964
Software externally-purchased		11,898		10,280

		23,370		21,082
Less accumulated depreciation		(21,055)		(19,869)

	~~W~~	2,315	~~W~~	1,213

        Depreciation expenses for the years ended December 31, 2012, 2013 and 2014 were ~~W~~1,903 million, ~~W~~1,852 million and ~~W~~1,578 million, respectively.

9. Goodwill and other intangible assets

        Capitalized software development cost and other intangible assets as of December 31, 2013 and 2014 consist of the following:

	At December 31, 2013								At December 31, 2014
	Gross Carrying Amount		Accumulated Amortization		Accumulated Impairment		Net Carrying Amount		Gross Carrying Amount		Accumulated Amortization		Accumulated Impairment		Net Carrying Amount
	(In millions of Korean Won)
Capitalized software development cost	~~W~~	29,558	~~W~~	(16,236)	~~W~~	(779)	~~W~~	12,543	~~W~~	29,558	~~W~~	(20,226)	~~W~~	(779)	~~W~~	8,553
Acquired intangible assets
Product technology		18,536		(12,503)		(6,033)		—		18,599		(12,523)		(6,033)		43
IPR&D technology		8,503		—		(8,503)		—		8,503		—		(8,503)		—
Trademarks		549		(380)		(3)		166		579		(409)		(3)		167
Others		3,078		(1,089)		(1,989)		—		3,078		(1,089)		(1,989)		—

Total	~~W~~	60,224	~~W~~	(30,208)	~~W~~	(17,307)	~~W~~	12,709	~~W~~	60,317	~~W~~	(34,247)	~~W~~	(17,307)	~~W~~	8,763

        The Company capitalized ~~W~~2,303 million, ~~W~~548 million and nil of R&D costs in accordance with ASC 985, Costs of Software to be Sold, Leased, or Marketed in 2012, 2013 and 2014, respectively.

        All of the Company's intangible assets other than goodwill and IPR&D are subject to amortization. No significant residual value is estimated for the intangible assets. Aggregate amortization expenses for intangible assets for the years ended December 31, 2012, 2013 and 2014 were ~~W~~6,479 million, ~~W~~5,980 million and ~~W~~4,039 million, respectively.

        The Company recognized impairment loss of ~~W~~779 million for capitalized software development cost (Ragnarok Odyssey Ace, Ragnarok Online Guild Masters, and Game Station, a mobile game service platform) and ~~W~~3 million for trademarks in 2013. The Company recognized impairment losses of ~~W~~2,225 million and ~~W~~1,424 million for product technology (Dragonica and Jeweled Planet) in 2012 and

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Goodwill and other intangible assets (Continued)

2013, respectively. Impairment charges amounting to ~~W~~227 million and ~~W~~963 million for other intangible assets were recognized in 2012 and 2013, respectively. Additionally, the Company recognized an impairment loss of ~~W~~8,503 million for IPR&D technology (East Road) in 2012.

        Despite the Company's various efforts, a significant decrease in revenue of Dragonica was noted in the third quarter of 2012 and fourth quarter of 2013, which were trigger events for the impairment analysis of Dragonica. As the carrying amount of Dragonica exceeded its fair value, Dragonica was considered fully impaired. The Company recognized impairment losses of ~~W~~1,424 million for Dragonica in 2013.

        Maestia was commercially launched in August 2012, but did not gain popularity in market. As the carrying amount of Maestia exceeded its fair value, Maestia was considered fully impaired. An impairment charge amounting to ~~W~~237 million was recognized in 2013.

        Requiem Returns W was commercially launched in June 2013, but did not gain popularity in market. As the carrying amount of Requiem Returns W exceeded its fair value, Requiem Returns W was considered fully impaired. An impairment charge amounting to ~~W~~382 million was recognized in 2013.

        Steal Fighter was commercially launched in February 2013, but did not gain popularity in market. The Company ceased offering commercial service in February 2014, which was a triggering event for the impairment of Steal Fighter. As the carrying amount of Steal Fighter exceeded its fair value, Steal Fighter was considered fully impaired. An impairment charge amounting to ~~W~~344 million was recognized in 2013.

        In addition, the Company decided to cease its development of East Road due to the low likelihood that the game will be commercially successful, which triggered impairment of East Road in 2012. As the carrying amount of East Road exceeded its fair value, East Road was considered fully impaired in 2012. The Company recognized an impairment loss of ~~W~~8,503 million. An impairment loss of ~~W~~227 million was recognized for other intangible assets due to the significant decrease in the revenue related to such assets in 2012.

        The Company developed Ragnarok Odyssey Ace, a PS VITA game, in a joint effort with GungHo Online Entertainment, Inc. and commercialized the game in August 2013. The carrying amount of Ragnarok Odyssey Ace, a PS VITA game, exceeded the net realizable value of that asset and it was a trigger event for the impairment analysis of Ragnarok Odyssey Ace, a PS VITA game. The Company recognized impairment losses of ~~W~~381 million and fully wrote it off due to impairment in 2013.

        The Company developed Ragnarok Online Guild Masters and commercialized the game in October 2011, but did not gain popularity in market. The Company ceased offering commercial service in March 2013, which was a triggering event for the impairment of Ragnarok Online Guild Masters. As the carrying amount of Ragnarok Online Guild Masters exceeded the net realizable value of that asset, Ragnarok Online Guild Masters was considered fully impaired. An impairment charge amounting to ~~W~~154 million was recognized in 2013.

        The Company developed Game Station, a mobile game service platform, but the carrying amount of Game Station, a mobile game service platform, exceeded the net realizable value of that asset. An impairment charge amounting to ~~W~~244 million was fully recognized in 2013, as the carrying amount of Game Station, a mobile game service platform, exceeded its present value of the future cash flows expected to be derived.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Goodwill and other intangible assets (Continued)

        Changes in goodwill balances for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012		2013		2014
	(In millions of Korean Won)
Balance at beginning of the year
Goodwill	~~W~~	8,232	~~W~~	8,232	~~W~~	8,232
Accumulated impairment losses		(755)		(4,369)		(7,022)

		7,477		3,863		1,210

Impairment losses		(3,614)		(2,653)		—
Balance at end of the year
Goodwill		8,232		8,232		8,232
Accumulated impairment losses		(4,369)		(7,022)		(7,022)

	~~W~~	3,863	~~W~~	1,210	~~W~~	1,210

        We performed our annual impairment test for goodwill at our reporting unit using data as of December 31, 2014. In performing the valuations, we used cash flows, which reflected management's forecasts and discount rates which reflect the risks associated with the current market. Prior to performing the two-step impairment test for goodwill, we performed a qualitative assessment for the reporting unit.

        In 2014, we concluded not to recognize impairment loss for goodwill as the fair value of the business reporting unit was determined to be greater than its book value.

        In performing the annual impairment test for goodwill for Gravity Games in 2013, the fair value of the business reporting unit Gravity Games was determined to be lower than its book value. Therefore, during the fiscal year ended December 31, 2013, we recorded impairment losses of ~~W~~2,653 million in reporting unit of Gravity Games due to the overall decline in the fair value of the reporting unit and uncertainty in the future. The fair value of the reporting unit was estimated principally using the expected present value of the future cash flows. As a result of impairment, the goodwill for the reporting unit of Gravity Games Corporation was fully written off as of December 31, 2013.

        The impairment was due to declines in projected future revenues as compared to the projections of revenue used for the 2012 annual impairment test. During the fiscal year ended December 31, 2012, the Company recorded an impairment loss of ~~W~~3,614 for the Gravity Games Corporation reporting unit due to the decline in the fair value of the reporting unit and a decline in projected future revenues.

        Expected amortization expenses related to the current net carrying amount of intangible assets are as follows:

(In millions of Korean Won)
2015	3,982
2016	3,982
2017	683
2018	16
2019 and thereafter	100

8,763

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Accrued Severance Benefits

        Changes in accrued severance benefits for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012		2013		2014
	(In millions of Korean Won)
Balance at beginning of year	~~W~~	916	~~W~~	683	~~W~~	263
Provisions for severance benefits		96		67		(60)
Severance payments		(190)		(444)		(100)
Terminated but not yet paid		(139)		(43)		—

Balance at end of year	~~W~~	683	~~W~~	263	~~W~~	103

        In 2005, Gravity introduced a defined contribution pension plan ("Pension Plan") in accordance with the Employee Benefit Security Act of Korea and entered into a nonparticipating defined contribution insurance contract with a life insurance company. Gravity's contribution to the Pension Plan was ~~W~~1,190 million, ~~W~~1,114 million and ~~W~~1,227 million in 2012, 2013 and 2014, respectively. In 2011, NeoCyon, Inc. also introduced a pension plan. ~~W~~390 million, ~~W~~467 million, and ~~W~~569 million were recognized as a cost for such pension plan in 2012, 2013 and 2014, respectively. For the contributions already paid, Gravity and NeoCyon will have no legal or constructive obligation to pay further amounts and therefore no severance benefits were accrued. The accrued severance benefits recorded at December 31, 2014 relate to the other employees who have not been included in a Pension Plan.

11. Commitments and Contingencies

        As of December 31, 2014, the Company has outstanding licensing agreements for Ragnarok Online with 9 companies internationally. Based on the agreements with the licensees, the Company receives certain amounts (16% to 40%) of each licensee's revenues as royalty.

        As of December 31, 2014, the Company has contracts for the exclusive rights of Ragnarok Online II game distribution and sales with GungHo Online Entertainment, Inc. in Japan, AsiaSoft Corporation Public Co., Ltd. in Thailand and in Vietnam and PT. Lyto Datarindo Fortuna in Indonesia. Additionally the Company entered into the contract with Shanghai The Dream Square Network Technology Co., Ltd. in China in January 2015. The contract with Level up! Interactive S.A. in Brazil and the contract with Level Up! Inc. in Philippines were terminated in April 2014. Also, the contract with Asiasoft Online Pte. Ltd., in Singapore and Malaysia was terminated in September 2014. The contract periods of these license agreements range from one to three years after commercialization in each geographical location.

        As of December 31, 2013, the license fee the Company has committed to pay upon the commercial launches of the licensed games were ~~W~~200 million and ~~W~~450 million for Steal Fighter and a Web browser-based game, respectively. But the agreement for Steal Fighter and a Web browser-based game were terminated in January 2014 and June 2014, respectively.

        The Company entered into various capital lease agreements to utilize game servers. The Company made principal and interest payments of $203 thousand (~~W~~216 million) and $36 thousand (~~W~~39 million) in 2012 and $243 thousand (~~W~~256 million) and $22 thousand (~~W~~23 million) in 2013, respectively. In 2014, the Company made principal and interest payments of $137 thousand (~~W~~144 million) and $11 thousand (~~W~~11 million) in 2014, respectively.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Commitments and Contingencies (Continued)

        Future minimum lease payments for the leases as of December 31, 2014, are as follows:

	2015				2016
	Principal		Interest		Principal		Interest
Capital lease		$107		$4		$14		$—
	~~W~~	117	~~W~~	4	~~W~~	16	~~W~~	—

        In addition to the capital lease above, the Company leases certain properties which are considered to be operating leases. Rental expenses incurred under these operating leases were ~~W~~2,796 million, ~~W~~2,342 million and ~~W~~2,324 million for the years ended December 31, 2012, 2013 and 2014, respectively. The Company entered into an office lease agreement with Korea Software Industry Promotion Agency in 2008 and recorded a guarantee deposit of ~~W~~905 million as of December 31, 2014.

        Future minimum rental payments for the operating leases as of December 31, 2014, are as follows:

	(In millions of Korean Won)
2015	~~W~~	1,671
2016		1,586

	~~W~~	3,257

     Litigation

        In April 2009, the Company repatriated ~~W~~1,820 million ($1.4 million) from Gravity Middle East & Africa FZ-LLC ("ME&A"), which was the primarily remaining net assets of ME&A. ME&A has been in the process of liquidation since September 2008. In August 2010, the director and manager of ME&A, as a representative of ME&A, filed a lawsuit against the Company and some of its directors and officers on the subject of them being accused of the repatriation of ME&A claiming an aggregate of ~~W~~1,628 million (AED 5 million and related interest plus litigation costs). In November 2011, the case was decided in favor of the plaintiff and the Company filed an appeal with the Seoul High Court and paid a deposit in court amounting to ~~W~~4,140 million to proceed with the appeals against the dismissal of the case regarding the repatriation of capital funds from ME&A. The court ruled partially in favor of the plaintiff in December 2012. The Company filed a final appeal in December 2012 and the plaintiff filed a final appeal in January 2013 with the Supreme Court of Korea with additional deposit in court of ~~W~~130 million. In November 2014, the case was closed as a result of the settlement with the plaintiff and the deposit in court amounting ~~W~~4,270 million was fully refunded to the Company.

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

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Shareholders' Equity

        As of December 31, 2014, Gravity is authorized to issue a total of 40 million shares with a par value of ~~W~~500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of this authorized amount, Gravity is authorized to issue up to 2 million non-voting preferred shares. Under the articles of incorporation, holders of non-voting preferred shares are entitled to receive dividends of not less than 1% and up to 15% of the par value of such shares, the exact rate to be determined by Gravity's Board of Directors at the time of issuance, provided that the holders of preferred shares are entitled to receive dividend at a rate not lower than that determined for holders of common shares. Gravity does not have any non-voting preferred shares outstanding.

        As of December 31, 2014, the Company had a total of 6,948,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are registered.

13. Loss Per Share

        The components of basic and diluted losses per share are as follows:

	2012		2013		2014
	(In millions of Korean Won, except per share data)
Net loss available for common shareholders (A)	~~W~~	(12,224)	~~W~~	(18,588)	~~W~~	(20,907)
Weighted average outstanding shares of common shares (B)		6,948,900		6,948,900		6,948,900

Loss per share Basic and diluted (A/B)	~~W~~	(1,759)	~~W~~	(2,675)	~~W~~	(3,009)

14. Income Taxes

        Income tax expenses for the years ended December 31, 2012, 2013 and 2014 consist of the following:

	2012		2013		2014
	(In millions of Korean Won)
Loss before income taxes
Domestic	~~W~~	(16,761)	~~W~~	(13,403)	~~W~~	(9,415)
Foreign		(862)		(1,222)		(1,437)

		(17,623)		(14,625)		(10,852)

Current income taxes
Domestic		3,715		2,634		1,473
Foreign		4		—		—

		3,719		2,634		1,473

Deferred income taxes (benefit)
Domestic		(1,135)		2,474		8,674
Foreign		—		—		—

		(1,135)		2,474		8,674

Total income tax expenses	~~W~~	2,584	~~W~~	5,108	~~W~~	10,147

        Income taxes recognized directly in other comprehensive income for the years ended December 31, 2012, 2013 and 2014 are ~~W~~104 million, ~~W~~17 million and ~~W~~68 million, respectively.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

        The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of December 31, 2013 and 2014 are as follows:

	2013		2014
	(In millions of Korean Won)
Deferred tax assets
Accrued expense	~~W~~	294	~~W~~	269
Allowance for doubtful		1,148		1,201
Investments in subsidiaries and equity method investees		232		231
Depreciation and amortization		743		269
Deferred revenue		934		578
Provisions for severance benefits		15		—
Net operation loss carryforwards		7,085		10,882
Foreign tax credit carryforwards		19,441		13,901
Tax credit carryforwards for research and human resource development		3,027		3,507
Tax credit carryforwards for social insurance for employment increase		78		70
Others		106		105

Total deferred tax assets		33,103		31,013
Less valuation allowance		(24,352)		(30,902)

	~~W~~	8,751	~~W~~	111

Deferred tax liabilities
Accrued income	~~W~~	80	~~W~~	34
Investments in subsidiaries and equity method investees		65		77

Total deferred tax liabilities		145		111
Net deferred tax assets	~~W~~	8,606	~~W~~	—

Reported as
Current portion of deferred income tax assets	~~W~~	1,433	~~W~~	—
Non-current deferred income tax assets	~~W~~	7,173	~~W~~	—

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

        In assessing the realizability of deferred income tax assets, management considered whether it was more likely than not that some portion or all of the deferred income tax assets would not be realized. In particular, a significant portion of the tax credit carryforwards is expected to expire if the Company does not generate sufficient taxable income in Korea. The ultimate realization of deferred income tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences became deductible. Management considered the scheduled reversal of deferred tax liabilities, uncertainty in the future taxable income, the tax structure of the Company and tax planning strategies in making this assessment. In 2013, based on the level of historical taxable income and the future taxable

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

income under the Company's business plan over the periods in which the deferred tax assets were deductible, management believed it was more likely than not that ~~W~~2,642 million or 13% of the deferred tax assets from tax credit carry forwards is realizable for Gravity. However, in 2014, management believed it was more likely than not that Gravity and certain subsidiaries could not realize the benefits of these deductible differences, available loss carryforwards and tax credit carryforwards, and recognized full allowances from deferred income tax assets.

        As of December 31, 2014, Gravity Co., Ltd. in Korea had temporary differences of ~~W~~9,258 million, available loss carryforwards of ~~W~~22,763 million, foreign tax credit carryforwards and tax credit carryforwards for research and human resource development etc. of ~~W~~12,681 million and ~~W~~1,988 million, respectively, which expire from 2015 to 2019. Based on the Company's historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences, available loss carryforwards and tax credits carryforwards, and recognized a valuation allowance of ~~W~~21,714 million on the full amount of temporary differences, available loss carryforwards and available tax credit carryforwards at an effective rate expected to be incurred to Gravity.

        As of December 31, 2014, NeoCyon, Inc., the Company's 96.11% owned subsidiary in Korea, had temporary differences of ~~W~~646 million and available loss carryforwards of ~~W~~3,712 million. Also, the subsidiary had foreign tax credit carryforwards and tax credit carryforwards for research and human resource development etc. of ~~W~~744 million and ~~W~~1,431 million, respectively, which expire from 2015 to 2019. Based on this subsidiary's historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences, available loss carryforwards and tax credits carryforwards, and recognized a valuation allowance of ~~W~~3,134 million on the full amount of the temporary differences, available loss carryforwards and tax credits carryforwards at an effective rate expected to be incurred in Korea.

        As of December 31, 2014, Gravity Entertainment Corp., the Company's 100% owned subsidiary in Japan, had temporary differences of ~~W~~244 million and available loss carryforwards of ~~W~~14 million which expire from 2015 to 2021. Based on this subsidiary's historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences and loss carryforwards, and recognized a valuation allowance of ~~W~~108 million on the full amount of the temporary differences and available loss carryforwards at an effective rate expected to be incurred in Japan.

        As of December 31, 2014, Gravity Interactive, Inc., the Company's 100% owned subsidiary in US, had available loss carryforwards of ~~W~~7,328 million for federal tax and ~~W~~7,696 million for state tax, respectively, which expire from 2027 to 2034. Based on this subsidiary's historical and projected net and taxable income, the Company determined that it would not be able to realize these loss carryforwards, and recognized a valuation allowance of ~~W~~2,822 million on the full amount of the available loss carryforwards at an effective rate expected to be incurred in U.S.

        As of December 31, 2014, Gravity Games Corporation, the Company's 85.50% owned subsidiary in Korea, had temporary differences of ~~W~~1,772 million and available loss carryforwards of ~~W~~9,543 million. Also, the subsidiary had foreign tax credit carryforwards and tax credit carryforwards for research and human resource development etc. of ~~W~~477 million and ~~W~~158 million, respectively, which expire from 2015 to 2019. Based on this subsidiary's historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences, available loss carryforwards and tax credits carryforwards, and recognized a valuation allowance of ~~W~~3,124 million on the full amount of the temporary differences, available loss carryforwards and tax credits carryforwards at an effective rate expected to be incurred in Korea.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

        The Korean statutory tax rate applicable to the Company for the years ended December 31, 2012, 2013 and 2014 are 22%. Deferred taxes are measured using the enacted tax rate expected to apply at the time of reversal, which is 22% for the Company. On January 1, 2014, amended local income tax law was enacted. This amendment has an impact on calculation of surtax on income tax for the period ended December 31, 2014. Prior to the amended local income tax law was enacted, surtax on corporate income tax was calculated at 10% of income tax payable which was subtracted by tax credit. However, it is now calculated at 10% of income tax payable in accordance with this amendment. Such change resulted in change in the tax rate for calculation of deferred tax asset of tax credit carryforward to 20% from 22%.

        A reconciliation of income tax expense (benefit) from the Korean statutory income tax rate to actual income tax expense is as follows:

	2012		2013		2014
	(In millions of Korean Won)
Tax expense at Korean statutory tax rate (22%)	~~W~~	(3,877)	~~W~~	(3,217)	~~W~~	(2,387)
Foreign tax credit and foreign tax deduction		(387)		14		1,069
Tax credit carryforwards for research and human resource development		(997)		(1,104)		(756)
Tax credit carryforwards for social insurance for employment increase		—		(78)		—
Foreign tax differential		(350)		(156)		(259)
Income not asssessable for tax purpose		—		—		(26)
Expense not deductible for tax purpose		923		38		351
Change in formula of surtax on income tax		—		—		2,049
Change in valuation allowances		5,181		4,640		6,550
Tax effect from consolidation of subsidiaries		(2,424)		(462)		3
Loss of control in subsidiaries		258		—		—
Effect of change in foreign currency exchange rate		266		79		(110)
Expiration of unused foreign tax credit and unused net operating loss carryforwards		4,054		5,332		4,090
Others		(63)		22		(427)

Total income tax expense	~~W~~	2,584	~~W~~	5,108	~~W~~	10,147

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

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

        Allowances for deferred income tax assets for the three years ended December 31, 2012, 2013 and 2014 are as follows:

	Balance at Beginning of Year		Decrease		Increase		Balance at End of Year
	(In millions of Korean Won)
2012
Valuation allowance	~~W~~	14,531	~~W~~	—	~~W~~	5,181	~~W~~	19,712
2013
Valuation allowance		19,712		—		4,640		24,352
2014
Valuation allowance		24,352		—		6,550		30,902

15. Operations by Geographic Area

        Geographic information for the years ended December 31, 2012, 2013 and 2014 is based on the location of the distribution entity. Revenues by geographic region are as follows:

	2012		2013		2014
	(In millions of Korean Won)
Korea	~~W~~	14,762	~~W~~	15,491	~~W~~	19,469
Japan		30,387		14,409		8,511
United States of America		5,023		7,725		5,038
Taiwan and Hong Kong		2,244		3,106		2,315
Thailand		974		1,015		1,283
China		495		2,734		749
Brazil		837		705		664
Europe		982		643		300
Russia		476		180		123
Other		1,601		1,677		1,437

	~~W~~	57,781	~~W~~	47,685	~~W~~	39,889

        Approximately 80% and 20% of the Company's property and equipment are located in Korea and the United States of America, respectively, as of December 31, 2014.

16. Related Party Transactions

        During the years ended December 31, 2012, 2013 and 2014, there were related party transactions with a shareholder and an equity investee as follows:

	2012		2013		2014
	(In millions of Korean Won)
Sales to related parties	~~W~~	30,061	~~W~~	18,562	~~W~~	11,441
Purchases from related parties		3,312		1,212		599
Amounts due from related parties		2,657		1,773		1,365
Amounts due to related parties		6,699		5,756		5,111

        On April 1, 2008, GungHo Online Entertainment, Inc. became a majority shareholder by acquiring 52.39% of the voting shares from Heartis Inc., the former majority shareholder, and acquired additional

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Related Party Transactions (Continued)

6.92% voting shares on June 23 and June 24, 2008. The transactions with GungHo and the related balances during 2012, 2013 and 2014 were included in related party transactions above.

        Due to the disposal of equity investments in Ingamba LLC, in May 2012, and Gravity EU SAS, in November 2014, the related party relationships between the Company and those equity investees were discontinued. Therefore, the transactions with Ingamba LLC and Gravity EU SAS that occurred before the disposal of the equity investments were included in the related party transactions. Sales to Ingamba LLC were ~~W~~138 million in 2012 and Sales to Gravity EU SAS were ~~W~~237 million in 2014.

17. Supplemental Cash Flow Information and Non-Cash Activities

	2012		2013		2014
	(In millions of Korean Won)
Supplemental cash flow information
Cash paid during the year for income taxes	~~W~~	3,727	~~W~~	2,373	~~W~~	1,344
Interest paid		55		24		11
Supplemental non-cash activities
Reclassification of long-term deferred revenue to deferred revenue	~~W~~	1,562	~~W~~	1,922	~~W~~	1,242
Reclassification of prepayment to intangible assets		312		1,361		31

18. Subsequent events

        On April 22, 2015, the Company announced, as approved by Board of Directors on the same day, that it will change the ratio of its ADS to common share from four ADSs to one common share (4:1) to one ADS to two common shares (1:2), effective as of May 11, 2015, which will have the effect of a 1-for-8 reverse split of our ADSs. The ratio change of ADS will not have a financial impact on the Company's consolidated financial statements.