Form 20-F
period 2015-12-31
GRAVITY Co., Ltd.
filed 2016-04-20
CIK 1313310

As filed with the Securities and Exchange Commission on April 20, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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
American depositary shares, each representing two shares of common stock

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

CERTAIN DEFINED TERMS

Unless the context otherwise requires, references in this annual report on Form 20-F (this “Annual Report”) to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents two shares of our common stock;

•	“China” or the “PRC” are to the People’s Republic of China (excluding, for the purposes of this annual report on Form 20-F, Taiwan, Hong Kong and Macau, unless specifically indicated otherwise);

•	“Chinese Yuan” are to the currency of China;

•

“EUR” or “Euro” are to the currency of the Eurozone consisting of Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Portugal, Slovakia, Slovenia and Spain;

•	“Gravity,” “the Company,” “we,” “us,” “our,” or “our company” are to Gravity Co., Ltd. and our subsidiaries, except as otherwise indicated or required by context;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the PRC;

•	“Japanese Yen” or “JPY” are to the currency of Japan;

•	“Korea” are to the Republic of Korea;

•	“Macau” are to the Macau Special Administrative Region of the PRC;

•	“NT dollar” or “NT$” are to the currency of Taiwan;

•	“Taiwan” or the “ROC” are to Taiwan, the Republic of China;

•	“Thai Baht” are to the currency of the Kingdom of Thailand;

•	“US$,” “U.S. dollar,” or “Dollar” are to the currency of the United States of America; and

•	“Won,” “Korean Won,” or “~~W~~” are to the currency of Korea.

For your convenience, and unless otherwise stated, this Annual Report contains translations of certain Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 31, 2015, which was Won 1,169.26 to US$1.00. No assurance is given that any Won or Dollar amounts could have been or may now be converted into Dollars or Won, as the case may be, at such rate, or any other rate, or at all.

Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS

This Annual Report for the year ended December 31, 2015 contains “forward- looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act.” The forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry, and are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “predict,” “project,” “continue” and variations of these words, similar expressions, or that certain events, actions or results “will,” “may,” “might,” “should,” “would” or “could” occur, be taken or be achieved.

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

We caution you not to place undue reliance on any forward-looking statement, each of which involves risks and uncertainties. Although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions could be incorrect. All forward-looking statements are based on our management’s current expectations, assumptions, estimates and projections of future events and are subject to a number of factors that could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; changes in customer preference and popular culture and trends, including the online or mobile gaming culture; political changes; global economic events including, but not limited to, a significant downturn in the global economic and financial markets and a tightening of the global credit markets; changes in business and economic conditions; fluctuations in foreign exchange rates; fluctuations in the prices of our products; decreasing consumer confidence and slowing of economic growth generally; and other risks and uncertainties that are more fully described under the heading “Risk Factors” in this Annual Report, and elsewhere in this Annual Report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

ITEM 3.A.	SELECTED FINANCIAL DATA

You should read the selected financial data below in conjunction with our audited consolidated financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015, and the related notes included elsewhere in this Annual Report. The selected financial data as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 are derived from our audited consolidated financial statements and the related notes thereto included elsewhere in this Annual Report. Our historical results do not necessarily indicate results expected for any future periods. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or “U.S. GAAP.”

	As of and for the Years Ended December 31,
	2011		2012		2013		2014		2015		2015(1)
	(In millions of Won and thousands of US$, except share and per share data, operating data and percentages)
Statements of operations
Revenues:
Online games—subscription revenue	~~W~~	11,556	~~W~~	10,150	~~W~~	8,206	~~W~~	7,962	~~W~~	6,521	US$	5,577
Online games—royalties and license fees		35,552		32,325		21,726		13,093		11,010		9,416
Mobile games and applications		6,609		8,262		14,504		15,055		15,078		12,895
Character merchandising, animation and other revenue		3,760		7,044		3,249		3,779		3,051		2,609

Total revenues		57,477		57,781		47,685		39,889		35,660		30,497
Cost of revenues		24,243		34,906		35,399		34,188		30,282		25,898

Gross profit		33,234		22,875		12,286		5,701		5,378		4,599
Operating expenses:
Selling, general and administrative		22,759		20,310		17,063		12,682		11,481		9,819
Research and development		4,136		7,018		6,131		4,847		5,277		4,513
Impairment loss on intangible assets		3,697		14,569		5,822		1		5,849		5,002
Gain on disposal of equity method investments		—		(528)		—		—		—		—
Gain on loss of control in a subsidiary		(548)		—		—		—		—		—
Settlement cost of litigation		29		—		—		—		—		—

Operating income (loss)		3,161		(18,494)		(16,730)		(11,829)		(17,229)		(14,735)
Other income, net		1,876		871		2,105		977		1,551		1,327

Income (loss) before income tax expenses (benefit) and equity loss on investments		5,037		(17,623)		(14,625)		(10,852)		(15,678)		(13,408)
Income tax expenses (benefit)		(7,962)		2,584		5,108		10,147		1,351		1,155

Income (loss) before equity loss on investments		12,999		(20,207)		(19,733)		(20,999)		(17,029)		(14,563)
Equity loss on investments, net		(242)		(333)		(18)		—		—		—
Net income (loss)		12,757		(20,540)		(19,751)		(20,999)		(17,029)		(14,563)

Net income (loss) attributable to:
Non-controlling interest		(2,171)		(8,316)		(1,163)		(92)		(64)		(55)

Parent company	~~W~~	14,928	~~W~~	(12,224)	~~W~~	(18,588)	~~W~~	(20,907)	~~W~~	(16,965)	US$	(14,508)

	As of and for the Years Ended December 31,
	2011		2012		2013		2014		2015		2015(1)
	(In millions of Won and thousands of US$, except share and per share data, operating data and percentages)
Earnings (loss) per share:
Basic and diluted per share	~~W~~	2,148	~~W~~	(1,759)	~~W~~	(2,675)	~~W~~	(3,009)	~~W~~	(2,441)	US$	(2.09)
Basic and diluted per ADS(2)		4,296		(3,518)		(5,350)		(6,018)		(4,882)		(4.18)
Weighted average number of shares outstanding (basic and diluted)		6,948,900		6,948,900		6,948,900		6,948,900		6,948,900		6,948,900
Other comprehensive income (loss) Foreign currency translation adjustment		(510)		(41)		(1,327)		(153)		(827)		(707)
Comprehensive income (loss)		12,247		(20,581)		(21,078)		(21,152)		(17,856)		(15,270)

Comprehensive income (loss) attributable to:
Non-controlling interest		(2,171)		(8,316)		(1,163)		(92)		(64)		(55)

Parent company	~~W~~	14,418	~~W~~	(12,265)	~~W~~	(19,915)	~~W~~	(21,060)	~~W~~	(17,792)	US$	(15,215)

Balance sheet data:
Cash and cash equivalents	~~W~~	42,430	~~W~~	36,455	~~W~~	31,222	~~W~~	28,382	~~W~~	24,909	US$	21,303
Total current assets		71,833		67,929		58,651		50,692		43,676		37,353
Property and equipment, net		2,731		3,524		2,315		1,213		882		754
Total assets		132,878		110,555		87,765		63,096		45,729		39,110
Total current liabilities		12,062		10,375		11,400		9,651		8,804		7,530
Total liabilities		22,219		20,477		18,765		15,248		15,737		13,460
Total parent company shareholders’ equity		101,834		89,569		69,335		48,275		30,483		26,071
Non-controlling interest		8,825		509		(335)		(427)		(491)		(421)
Total equity		110,659		90,078		69,000		47,848		29,992		25,650
Selected operating data and financial ratios (unaudited):
Gross profit margin(3)		57.8%		39.6%		25.8%		14.3%		15.1%		15.1%
Operating profit (loss) margin(4)		5.5%		(32.0)%		(35.1)%		(29.7)%		(48.3)%		(48.3)%
Net profit (loss) margin(5)		26.0%		(21.2)%		(39.0)%		(52.4)%		(47.6)%		(47.6)%

Notes:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,169.26 to US$1.00, the noon buying rate in effect on December 31, 2015 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)

Each ADS represents two shares of our common stock. On May 11, 2015, we effected a change of our ADS to common shares ratio from four ADSs to one common share (4:1) to one ADS to two common shares (1:2), which had the effect of a 1-for-8 reverse split of our ADSs. For ease of comparison purposes, the earnings per ADS values before such ratio change on May 11, 2015 have been retroactively adjusted to reflect this ratio change.

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

Exchange Rate Information

The following table sets forth information concerning the noon buying rate as certified by the Federal Reserve Bank of New York for customs purposes for the years 2011 through 2015 and for each month and period indicated, expressed in Won per U.S. dollar.

Period	At End of Period	Average Rate(1)	High	Low
2011	1,158.5	1,105.2	1,197.5	1,049.2
2012	1,063.2	1,119.6	1,185.0	1,063.2
2013	1,055.3	1,094.6	1,161.3	1,050.1
2014	1,090.9	1,054.0	1,117.7	1,008.9
2015	1,169.3	1,133.7	1,196.4	1,063.0
October	1,140.5	1,143.2	1,180.0	1,120.9
November	1,149.4	1,153.5	1,172.7	1,136.5
December	1,169.3	1,169.9	1,188.0	1,140.7
2016
January	1,210.0	1,203.3	1,217.0	1,190.4
February	1,238.1	1,216.2	1,242.6	1,186.1
March	1,138.9	1,181.6	1,229.6	1,138.9
April (through April 8)	1,148.9	1,153.0	1,158.4	1,147.2

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

A significant portion of our revenues has been and is currently derived from a single online game product, Ragnarok Online, which was commercially introduced in August 2002 and is currently commercially offered in 81 countries and markets. We derived Won 14,803 million (US$12,660 thousand) in revenues from Ragnarok Online in 2015 and Won 15,985 million in revenues from Ragnarok Online in 2014, representing approximately 41.5% and 40.1% of our total revenues in 2015 and 2014, respectively.

Ragnarok Online has been on the market for fourteen years and has reached maturity in most of our principal markets. The life cycle of an online game generally lasts between four and seven years, and online games typically reach their peak popularity within the first two years following their introduction, after which time the game’s usage gradually stabilizes and begins to decline over time. The number of users of Ragnarok Online worldwide reached its peak in the first quarter of 2005 and has declined since such time. Our failure to maintain, improve, update or enhance Ragnarok Online in a timely manner or successfully introduce it in new markets is likely to lead to a continual decline in Ragnarok Online’s user base and subscription revenues and royalties. This will likely lead to a decline in our overall revenues, which would materially and adversely affect our business, financial condition and results of operations.

If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online and mobile games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected.

In order to grow our revenues and net income, we must retain our existing users and attract new users by developing, acquiring, licensing, launching, marketing or operating other commercially successful online and mobile games in addition to Ragnarok Online. In addition to Ragnarok Online, we currently offer four other online games: Ragnarok Online II, Requiem, R.O.S.E. Online and Dragonica, which is also known as Dragon Saga in the United States, Canada and South America except for Brazil. We also offer mobile games which are played using mobile devices and smartphones, including Google Android compatible phones, the Apple iPhone, other feature phones, and tablet computers. In January 2015, we entered into a development agreement with Shanghai The Dream Network Technology Co., Ltd., or “Dream Square,” to develop and distribute two mobile games in China based on the contents of Ragnarok Online. This agreement was amended in March 2016 to grant Dream Square an exclusive right to develop mobile and web games based on the contents of Ragnarok Online and distribute such games in China for five years from March 25, 2016.

None of our other online games to date has proven to be as commercially successful as Ragnarok Online, and none of our mobile games to date has achieved comparable commercial success. We stopped offering Steal Fighter and H.A.V.E. Online in February and March of 2014, respectively, after neither game achieved wide-spread popularity. Further, the limited market acceptance of Ragnarok Online II has resulted in financial losses, including the recognition of an impairment loss on intangible assets of Won 4,605 million in 2015, and the termination or amendment of license agreements with our licensees. Since April 2014, there have been terminations of various license agreements for service of Ragnarok Online II in the Philippines, Brazil, Singapore, Malaysia, Thailand, Vietnam, Japan and Indonesia. As part of the termination of the Ragnarok Online II license agreement in Japan with GungHo, US$5,000 thousand in initial payments received from GungHo will be refunded in four equal payments by the end of December 2017.

Although service of Ragnarok Online II in those jurisdictions will continue to be offered by our subsidiary, Gravity Interactive Inc., our termination of agreements with local licensees could adversely affect our revenues from Ragnarok Online II.

A game’s commercial success largely depends on appealing to the tastes and preferences of a critical mass of users as well as the willingness of such users to purchase the game and/or in-game items, and to continue as paying subscribers, all of which are difficult to predict prior to a game’s development and introduction. Developing games requires substantial development costs, including the costs of employing skilled developers and acquiring or developing game engines which enable the creation of games with the latest technological features. For us to succeed, we must acquire, license or develop promising games at acceptable costs and ensure technical support for the successful operation of such games. The online and mobile gaming industries are highly competitive, and we may not be able to acquire, license or develop promising games at acceptable costs. In order to successfully distribute and operate a game, we also need a sizable game management and support staff, continued investment in technology and a substantial marketing budget. We cannot assure you that the games we develop or publish will be attractive to users or otherwise be commercially successful, launched as scheduled or able to successfully compete with games operated by our competitors. If we are not able to consistently develop, acquire, license, launch, market or operate commercially successful games, we may not be able to generate enough revenues to offset our initial development, acquisition, licensing or marketing costs, and our business, financial condition and results of operation may be materially and adversely affected.

We depend on our overseas licensees for a substantial portion of our revenues and rely on them to distribute, market and operate our games, and comply with applicable laws and government regulations.

In markets other than Korea, the United States, Canada and certain other countries in which we or our subsidiaries directly publish our games, we license our games to overseas operators or distributors for license fees and royalty payments based on a percentage of revenues generated from our games in such markets. Overseas license fees and royalty payments represented 30.9% of our total revenues in 2015 and 32.7% of our total revenues in 2014. In particular, we are heavily dependent on one licensee for a significant portion of our revenues. In 2015, 26.5% of our total revenues was derived from GungHo Online Entertainment, Inc., or “GungHo,” our licensee in Japan and our majority shareholder. Deterioration of our relationships with material licensees or material adverse changes in the terms of our licenses with such licensees will likely have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, as we are heavily dependent on certain licensees, deterioration or any adverse developments in the operations, including changes in senior management, of our overseas licensees may materially and adversely affect our business, financial condition and results of operations.

Further, our overseas licensees generally have the exclusive right to distribute our games in their respective markets for a term of two or three years and may also operate or publish other online and mobile games developed or offered by our competitors, and we may not be able to easily terminate the license agreements as the agreements do not specify particular financial or performance criteria that need to be met by our licensees. If our overseas licensees devote greater time and resources to marketing their proprietary games or those of our competitors, we may not be able to terminate our license agreements or enter into a new license agreement with a different licensee, and our revenues and net profit may be adversely impacted. Also, a failure to satisfy our obligation to provide technical and other consulting services to the licensees under the license agreements may negatively affect user satisfaction and loyalty and hinder our licensees’ efforts to increase market share, which may lead the licensees to focus their attention on our competitors’ games or request modifications to or terminate our licensing agreements and/or not renew expired license agreements.

Our overseas licensees are responsible for remitting royalty payments to us based on a percentage of sales from our games after deducting certain expenses. Some licensees may be allowed to deduct certain expenses before calculating royalty payments depending on the terms of the applicable contracts. Failure by our licensees to maintain a stable and efficient billing, recording, distribution and payment collection network in their respective markets may result in inaccurate recording of sales or insufficient collection of payments from such markets and may materially and adversely affect our financial condition and results of operations. Although we have audit rights pursuant to our license agreements to ensure that proper payment amounts are being recorded and remitted, such activities can be disruptive and time consuming and as a result, we do not exercise such rights on a regular basis. Although we have taken a number of steps to improve our internal controls and compliance procedures to prevent inaccurate reporting and illicit diversion of payments, we cannot ensure that such incidents will not occur. Any future occurrence of such incidents may materially and adversely affect our business, financial condition and results of operations.

In addition, disruptions in the political environments in which our licensees operate may have a negative impact on the business of our licensees and in turn materially and adversely affect our results of operations and financial condition.

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

Increased competition in the online and mobile gaming industry from existing and potential competitors could make it difficult for us to retain existing users and attract new users, and could reduce the number of hours users spend playing our current or future games or cause us and our licensees to reduce the fees charged to play our current or future games. In some of our principal markets, such as

Korea, Japan and Taiwan, growth of the market for online games has continued to be slow while competition remains strong. We expect more companies to enter the online and mobile game industries and a wider range of online and mobile games to be introduced in our current and future markets. If we are unable to compete effectively in our principal markets, our business, financial condition and results of operations could be materially and adversely affected.

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

As the online and mobile game industries are characterized by rapid technological changes, especially in the technical capabilities of devices for mobile games, and changing interests and preferences of users, continuous investment is required to develop and publish new games. Also, as the online and mobile game industries in many of our markets are rapidly evolving, our current or future competitors may adapt to the changing competitive landscape and market conditions and compete more successfully than us. In particular, online and mobile game products are becoming more similar to each other, thus becoming commoditized and undifferentiated. In this environment, larger companies with relative economies of scale have a clear advantage over smaller companies like us, as they are able to develop games in a more cost efficient manner, diversify their risks with a broader category of games and genres and increase their chances of offering widely popular games. In addition, any of our competitors may offer products and services that have significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than ours. In addition, any of our current or future competitors may be acquired by, receive investments from or enter into strategic relationships with larger, better established and better financed companies and therefore may be able to obtain significantly greater financial, marketing and game licensing and development resources than we can. See ITEM 4.B. “BUSINESS OVERVIEW—COMPETITION.”

Our investments in joint ventures or partnerships, or acquisitions of other companies, related to development or service of online and mobile games may not be successful.

Since 2004, we have made investments in joint ventures and entered into partnership arrangements with third parties to invest in online games. In many cases, the success of such joint ventures and partnership arrangements is heavily dependent on third parties and their investment decisions because we do not have significant voting or other control over such entities.

In October 2010, we acquired an aggregate of 50.83% of the total shares of Barunson Interactive Corporation, subsequently named Gravity Games Corporation, or “Gravity Games,” an online game developer in Korea, and increased our ownership in Gravity Games to 85.5% in August 2013. For details of impairment loss from Gravity Games, see ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR BUSINESS—We could suffer losses due to asset impairment charges.” Gravity EU SASU, our former wholly-owned subsidiary in France, was converted into a joint venture company in which we had a 25% equity interest, Gravity EU SAS, with Media-Participations Paris SA as the joint venture partner, in July 2011. In November 2014, we sold our 25% equity interest in Gravity EU SAS to Dargaud SA.

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

Failure to maintain satisfactory performance, reliability, security and availability of our network infrastructure, whether maintained by us or by our licensees, may cause significant harm to our reputation and negatively impact our ability to attract and maintain users. Major risks relating to our network infrastructure include:

•

any breakdowns or system failures, including from fire, flood, earthquake, hurricane or other natural disasters, power loss or telecommunications failure, resulting in a sustained shutdown of all or a material portion of our servers;

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

We collect, process, store and transmit personal information of game users worldwide for our global game service. Our business may be subject to a number of federal, state, local and foreign laws and regulations governing data privacy and security, including with respect to the collection, processing, storage, use, transmission and protection of personal information and other consumer data on the Internet and mobile platforms, the scope of which are continually changing and subject to differing interpretations, and which may be inconsistent among countries or otherwise in conflict with other laws or regulations. Although we strive to comply with all applicable laws, policies, legal obligations and certain industry codes of conduct relating to privacy and data protection to the extent reasonably attainable, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other laws or regulations or our practices. Also, while we have developed systems and processes that are designed to protect user information, the failure to prevent or mitigate the loss of personal information data or other game user data, including as a result of breaches of our vendors’ technologies and systems, could expose us or our game users to a risk of loss or misuse of such information. Any such failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to players or other third parties, or our privacy-related legal obligations, including without limitation any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other player data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our players to lose trust in us, which may have an adverse effect on our business, reputation and results of operations. See ITEM 4.B. “BUSINESS OVERVIEW—LAWS AND REGULATIONS” for a detailed discussion regarding Korean, U.S. and Japanese laws that may materially impact our operations.

Electronic embezzlement could negatively impact the popularity of our online and mobile games and adversely affect our reputation and results of operations.

Despite security measures, some of our employees or licensees’ employees with high-level security access to our network, or other employees or persons who hack into or otherwise gain unauthorized access to certain sectors of our network, may succeed in breaching internal security systems and engage in electronic embezzlement by creating or diverting game money used in our online and mobile games and publicly or privately selling the game money for their financial benefit. Although we have internal security procedures in place designed to prevent electronic embezzlement and have not had any incident of electronic embezzlement since early 2006, we cannot assure you that we or our overseas licensees will be successful in preventing all electronic embezzlement. We have taken a number of procedures to prevent electronic embezzlement, including installing security programs designed to prevent counterfeiting and modification of program files, but cannot assure you such procedures will be sufficient to prevent new methods to engage in electronic embezzlement. Incidents of electronic embezzlement may negatively impact the reputation of our games, which may materially and adversely affect our business, financial condition and results of operations.

Cheating by users of online and mobile games could negatively impact the popularity of our online and mobile games and adversely affect our reputation and results of operations.

We have experienced numerous incidents where users were able to modify the published rules of our online and mobile games. Although these users did not gain unauthorized access to our systems, they were able to modify the rules of our online and mobile games during game play in a manner that allowed them to cheat and disadvantage other online game users. For example, utilizing auto-run programs that enabled the games to be continuously and automatically played without user participation, users have accumulated in-game points quickly, causing many other players to stop using the game and shortening the game’s life cycle. For mobile games, some users have purchased game money or in-game items through cloned mobile phones and sold such illegally obtained property to other users, which resulted in a shortfall between total sales and our actual revenues. Such unauthorized manipulation of our games may negatively impact users’ perception of our games and damage our reputation as well as our results of operations. Although we have taken a number of measures to deter our users from cheating when playing our games, including spot checks and monitoring of game play by game masters and system operators to check for suspicious activity, and encrypting packets, we cannot assure you that we or our licensees will be successful in timely taking the corrective measures necessary to prevent users from modifying the terms of our games.

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

Since the commercialization of Ragnarok Online in August 2002, we have discovered that the server-end software of Ragnarok Online has been unlawfully released on a consistent basis in most of the countries and markets in which Ragnarok Online has been offered. This enables unauthorized parties to set up local server networks to operate Ragnarok Online, which may result in the diversion of a significant number of paying users. We designate certain employees to be responsible for detecting such illegal servers. In Korea, we report offenders to the relevant enforcement authority for possible prosecution relating to crimes on the Internet. In markets outside of Korea, we cooperate with and rely on our licensees to seek enforcement actions against operators of illegal servers. For example, in Japan, we submitted a preliminary written accusation to the Tokyo Metropolitan Police Department in October 2009 and filed criminal charges against an illegal server operator of Ragnarok Online in April 2011 in cooperation with GungHo, our licensee in Japan. The case file was transferred to the Nagano District Public Prosecutor’s Office in December 2014 and the defendant was summarily indicted for copyright violation with fine of Japanese Yen 300,000 in September 2015. In December 2007 and June 2008, Gravity Interactive, Inc., our wholly owned subsidiary in the United States which manages Ragnarok Online game operations in the United States, petitioned the Federal Bureau of Investigation for remission or mitigation of forfeiture of the property of two illegal server operators of Ragnarok Online, which property was deemed proceeds of copyright infringement violations by the illegal server operators, and

US$154,674.73 was returned to Gravity Interactive, Inc. in April 2011. We may incur considerable costs in the future in order to remedy software piracy of our server software and to enforce our rights against the operators of unauthorized server networks.

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

We may not be able to successfully implement our growth and profit improvement strategies.

We are pursuing a number of growth and profit improvement strategies, including the following:

•	distributing games developed in-house;

•	IP licensing to or from third parties for game development;

•	publishing games acquired from or developed by third parties through licensing arrangements;

•	offering our games in countries where we currently have little or no presence;

•	optimizing our marketing and research and development expenditures;

•	cross-selling our popular online games through other lines of businesses, such as mobile games, console games, animation and character merchandising; and

•	pursuing joint ventures with game development and service companies.

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

While we carry insurance coverage against certain risks to our property and assets, such as fire, flood and earthquake, as well as directors’ and officers’ liability insurance, we do not separately maintain casualty and liability insurance against litigation, risks or disruptions related to our business. The occurrence of any natural disaster, fire, power loss, telecommunications failure, break-ins, sabotage, computer viruses, intentional acts of Internet vandalism, human error or other similar events may damage our facilities or network servers and disrupt the operation of our business. As we do not carry sufficient natural disaster or business interruption insurance to compensate us for all types or amounts of loss that could arise, any damage or disruption from such events might result in our incurring substantial costs and the diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations. See ITEM 4.B. “BUSINESS OVERVIEW—INSURANCE.”

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

Section 3(b)(1) of the Investment Company Act of 1940, or the “Investment Company Act,” provides that a company is not an investment company and, therefore, not required to register under the Investment Company Act as an investment company, if the company is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting or trading in securities (a “Non-Investment Business”). There are several bases on which a company can rely in determining that it is a Non-Investment Business.

Under one set of criteria, the factors to be considered in determining that a company is a Non-Investment Business are: (i) the history of the company; (ii) the manner in which the company represents itself to the investing public; (iii) the activities of its officers and directors; (iv) the nature of its current assets; and (v) the sources of its current income. Based on those factors, we believe that we are engaged primarily and directly in the business of providing online game services, and consequently, that we are a Non-Investment Business, and not an investment company as that term is defined under the Investment Company Act.

However, the determination as to whether a company satisfies the foregoing criteria is fact sensitive and subjective. Accordingly, it is possible that our determination could be challenged by the U.S. Securities and Exchange Commission (the “SEC”), particularly if at any time we own “investment securities” (as defined in the Investment Company Act) having a value in excess of 40% of our total assets (exclusive of cash items and U.S. government securities). We do not currently own investment securities in excess of this threshold. Nonetheless, if this were to become the case, we could be required to take actions to reduce our ownership of investment securities to comply with this standard, such as shifting a portion of our short-term investment portfolio into low-yielding bank deposits. If necessary, such actions would likely reduce the amount of interest or other income that we could otherwise generate from our investments. In addition, we might need to acquire additional income or loss generating assets that we might not otherwise have acquired or forego opportunities to acquire minority interests in companies that could be important to our business strategy.

Alternatively, we could consider other actions, including applying to the SEC for an exemptive order pursuant to Section 3(b)(2) of the Investment Company Act, declaring that we are a company that is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, without regard to the composition of our assets at any particular time. However, there can be no assurance that we would receive an exemptive order and the process to obtain such an exemptive order could be long and expensive.

The Investment Company Act contains numerous, complex requirements with respect to the organization and operations of investment companies, including restrictions on their capital structure, operations, and transactions with affiliates, as well as restrictions on the composition of the board of directors and other matters which would be incompatible with our business. Also, if we were to be deemed an investment company in the future, we would effectively be precluded from making public offerings of securities in the United States. In addition to disciplinary actions, such as SEC enforcement actions seeking monetary damages, we could also be subject to administrative or legal proceedings and any contracts to which we are a party that violate the Investment Company Act or the rules thereunder might be rendered unenforceable or subject to rescission.

Our status as a passive foreign investment company (“PFIC”) in 2015 and potentially other years could result in adverse U.S. tax consequences for you.

In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments, and other passive assets, we believe that we were a PFIC during our 2008 through 2015 taxable years, and there is a significant risk that we will continue to be a PFIC during our 2016 taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you could be subject to adverse U.S. federal income tax consequences. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding our ADSs or common shares if we are considered a PFIC in any taxable year. See ITEM 10.E. “TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS—PFICs.”

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

Although we have determined that our internal controls over financial reporting were effective for the year ended December 31, 2015, we may in the future determine that we have a material weakness in our internal controls over financial reporting. Our registered public accounting firm is not required to and has not audited our internal controls over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results in a timely manner or prevent errors or fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to loss of investor confidence in the reliability of our consolidated financial statements and could result in investigations or sanctions by the SEC, NASDAQ, or other regulatory authorities or in stockholder litigation. Any of these factors could ultimately harm our business and could adversely impact the market price of our ADSs. See ITEM 15. “CONTROLS AND PROCEDURES.”

Rapid technological developments and changes in market environment may limit our ability to recover game development or licensing costs and adversely affect our financial condition and results of operations due to impairment loss.

The online and mobile game industries are subject to rapid technological developments and changes in market environment, which could render our online and mobile games under development and commercialized games obsolete or unattractive to users. Any resulting failure to recover capitalized development or licensing costs and the recognition of impairment loss for such costs may materially and adversely affect our financial condition and results of operations. For example, in 2015, we recognized an impairment loss on intangible assets for capitalized research and development costs of Won 4,605 million for Ragnarok Online II and have recognized other similar impairment losses over the last several years.

We could suffer losses due to asset impairment charges.

We held a total of Won 23 million in acquired intangible assets at December 31, 2015. See Note 9 to our consolidated financial statements included in this Annual Report. We test goodwill and indefinite-lived intangible assets at least annually for impairment, and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying amount. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by our management. If such an adverse event occurs and has the effect of changing one of the critical assumptions or estimates related to the fair value of our intangible assets or goodwill, an impairment charge could result. For example, in 2015, we recognized impairment losses on goodwill of Won 1,210 million in the reporting unit NeoCyon, Inc., or “NeoCyon,” due to the overall decline in the fair value of NeoCyon and have recognized other similar impairment losses over the last several years.

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

Since April 1, 2008, GungHo has been our largest shareholder and beneficially owns, as of the date hereof, 59.3% of our common shares. As a result, GungHo is able to exert significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, including acquisitions, divestitures, strategic relationships and other matters, and may also exert significant control over decisions related to the status of our ADSs being eligible for quotation and trading on the NASDAQ Capital Market. In addition, as GungHo is also an online and mobile game developer, there may be conflicts of interest. For instance, GungHo may lead our management with strategies and efforts which benefit itself, its affiliates and their respective shareholders to the detriment of our other shareholders. GungHo may also compete directly or indirectly against us for users and customers or increased market share for its games. Furthermore, four of our registered Executive Directors, Mr. Hyun Chul Park, Mr. Yoshinori Kitamura, Mr. Kazuki Morishita and Mr. Kazuya Sakai currently serve as General Manager, Director and Executive General Manager, President and Chief Executive Officer, and Chief Financial Officer and Director, respectively, of GungHo, and there may be conflicts of interest in the decisions made by our Board of Directors and senior management. See ITEM 7.B. “RELATED PARTY TRANSACTIONS—Relationship with GungHo Online Entertainment, Inc.”

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and may rely on exemptions from certain corporate governance requirements.

As GungHo controls 59.3% of our outstanding voting power as of the date hereof, we are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and may rely on exemptions from certain corporate governance requirements. As a “controlled company,” we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or independent director oversight of director nominations which meet the requirements set forth in the NASDAQ Stock Market Rules. We are relying on these exemptions as a controlled company. Accordingly, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NASDAQ Stock Market Rules. For our corporate governance policies, see ITEM 6.C. “BOARD PRACTICES—CORPORATE GOVERNANCE PRACTICES.”

RISKS RELATING TO OUR REGULATORY ENVIRONMENT

Our online and mobile operations and businesses are subject to laws, rules and regulations in the countries in which our games are distributed, such as Korea, the United States and Japan, changes to which are difficult to predict, and uncertainties in interpretation and enforcement of the laws, rules and regulations in such countries may limit the protections available to us.

The regulatory and legal regimes in many of the countries in which our games are distributed have yet to establish a sophisticated set of laws, rules or regulations designed to regulate the online and mobile game industries. However, in many of our principal markets, such as Korea, the United States and Japan, legislators and regulators have implemented or indicated their intention to implement laws, rules and regulations with respect to issues such as user privacy, defamation, pricing, advertising, taxation, promotions, financial market regulation, consumer protection, content regulation, quality of products and services, and intellectual property ownership and infringement that may directly or indirectly impact our activities. The impact of such laws, rules and regulations on our business and results of operations is difficult to predict as many such laws, rules and regulations are constantly changing. However, as we might unintentionally violate such laws, rules and regulations or such laws, rules or regulations may be modified and new laws, rules and regulations may be enacted in the future, any such developments, or developments stemming from enactment or modification of other laws, rules or regulations, could increase the costs of regulatory compliance, force changes in business practices or otherwise have a material adverse effect on our business, financial condition and results of operations. Further, if the cost of regulatory compliance increases for our licensees as a result of regulatory changes, our licensees may seek to reduce royalties and license fees payable to us, which may materially and adversely affect our business, financial condition and results of operations. See ITEM 4.B. “BUSINESS OVERVIEW—LAWS AND REGULATIONS” for a detailed discussion regarding Korean, U.S. and Japanese laws that may materially impact our operations.

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

Recently, there have been a series of amendments to tax treaties that Korea has entered into with various countries. The reduced tax rate applicable to license fees and royalties has reduced (i) from 10% to 5% under the amended tax treaty between Korea and Switzerland as to those payable from January 1, 2013, and (ii) from 15% to 10% in general (10% to 5% in case of consideration paid for provision of commercial or technological know-how) under the amended tax treaty between Korea and Luxembourg as to those payable from September 4, 2013. Further, the tax treaty between Korea and Peru went into effect as of March 3, 2014, and the license fees and royalties payable after January 1, 2015 has been taxed at the reduced rate of 15% (10% in case of consideration paid for technical supports). Around January 2014, Korea and India agreed on and initialed a proposed amendment of the tax treaty under which the reduced tax rate applicable to license fees and royalties shall be reduced from 15% to 10%. This amended version was signed by both countries on May 18, 2015, but has not yet been ratified by the national assemblies of the respective countries. On July 8, 2014, Korea and Hong Kong signed on and initialed a new tax treaty which includes a provision promulgating that license fees and royalties shall be subject to tax at the reduced rate of 10%, but such tax treaty has not yet been ratified by the Korean national assembly. These series of promulgations are all intended to eventually further limit the source country’s taxation right with respect to license fees and royalties. Any adverse changes in tax treaties between Korea and the countries from which we receive license fees and royalties, such as in the rate of withholding tax in the countries in which our games are distributed or in Korean tax law enabling us to recognize foreign tax credits for taxes withheld overseas, could adversely affect our net income.

RISKS RELATING TO OUR MARKET ENVIRONMENT

Our businesses may be adversely affected by developments affecting the economies of the countries in which our games are distributed.

Our future performance will depend in large part on the economic growth of our principal markets. Our top geographic markets in terms of revenues were Korea, Japan, the United States and Canada, Taiwan and Hong Kong/Macau, and China, representing 51.0%, 21.8%, 10.2%, 7.7% and 2.9%, respectively, of our total revenues in 2015. Accordingly, our business, prospects, financial condition and results of operations are subject to the economic, political, legal and regulatory conditions and developments in these countries and markets. Adverse economic developments in such markets may have an adverse effect on the number of our users and our revenues and have a material adverse effect on our results of operations.

Fluctuations in exchange rates could result in foreign currency exchange losses.

In most of the countries in which our games are distributed, the revenues generated by our overseas subsidiaries or licensees are denominated in local currencies, which include, among others, the U.S. dollar, the Japanese Yen, the Euro, the NT dollar, the Thai Baht and the Chinese Yuan. In 2015, approximately 49.0% of our revenues were denominated in foreign currencies, primarily in the U.S. dollar and the Japanese Yen. As the revenues denominated in local currencies, other than U.S. dollar, Japanese Yen and Euro, are converted into U.S. dollars for remittance of monthly royalty payments to us, any depreciation of the local currencies against the U.S. dollar will result in reduced license fees and monthly royalty payments in U.S. dollar terms and may materially and adversely affect our financial condition and results of operations.

While we receive monthly royalty revenues from our overseas licensees in foreign currencies, substantially all of our costs are denominated in Won. Our financial statements are also prepared and presented in Won. We receive monthly royalty payments from our overseas licensees based on a percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. Appreciation of the Won against the Japanese Yen or other foreign currencies will result in foreign currency losses that may materially and adversely affect our financial condition and results of operations. See ITEM 5.A. “OPERATING RESULTS—OVERVIEW—Foreign currency effects.”

As of December 31, 2015, we have not entered into any outstanding foreign currency forward exchange contract. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost-effective manner, or at all.

Increased tensions with North Korea could adversely affect us and the price of our ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range and submarine-launched ballistic missile programs and increased uncertainty regarding North Korea’s actions. There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any such further increase in tension, which may occur, for example, if North Korea experiences a leadership or economic crisis, and any resulting military hostilities, could adversely affect our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our ADSs.

RISKS RELATING TO OUR AMERICAN DEPOSITARY SHARES

The liquidity and price of our ADSs, and our ability to raise capital, may be negatively impacted following a change in our ADS to common share ratio and if our ADSs are delisted from NASDAQ.

Our ADSs are currently listed for trading on the NASDAQ Capital Market. There are a number of continuing requirements that must be met in order for our ADSs to remain listed on the NASDAQ Capital Market, and the failure to meet these listing standards could result in the delisting of our ADSs by the NASDAQ Stock Market, LLC (“NASDAQ”). On May 28, 2014, we received notification from NASDAQ that we had failed to comply with the minimum bid price requirement for continued listing set forth in the NASDAQ Stock Market Rules as the bid price of our ADSs had closed for 30 consecutive business days below US$1.00 per ADS. We were automatically granted a grace period of 180 calendar days to regain compliance. On November 25, 2014, the Listing Qualifications Department of NASDAQ approved our request to transfer our listing from the NASDAQ Global Market to the NASDAQ Capital Market and our ADSs began trading on the NASDAQ Capital Market on November 26, 2014. We were also given a second grace period of 180 calendar days, or until May 26, 2015, to regain compliance with NASDAQ Stock Market Rules.

On April 22, 2015, we announced, as approved by our Board of Directors on the same day, the change of the ratio of our ADS to common share from four ADSs to one common share (4:1) to one ADS to two common shares (1:2), effective as of May 11, 2015, which had the effect of a 1-for-8 reverse stock split of our ADSs. As a result of this ratio change, the trading price of our ADSs increased and closed at $1.00 per ADS or more for a minimum of ten consecutive business days and we regained compliance with NASDAQ Stock Market Rules, as confirmed in writing by NASDAQ on May 26, 2015. However, we cannot give any assurance that we will continue to be in compliance with the NASDAQ Stock Market Rules. See ITEM 4.A. “HISTORY AND DEVELOPMENT OF THE COMPANY.”

The ratio change effected as of May 11, 2015 significantly reduced the total number of ADSs outstanding and reduced the number of public holders. Any reductions in the liquidity of our ADSs may further reduce the price of our ADSs. In addition, if our ADSs cease to be listed for trading on NASDAQ for any reason, the liquidity of our ADSs may be materially reduced and result in a corresponding material reduction in the price of our ADSs. Furthermore, any such delisting could harm our ability to raise capital on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, suppliers, business partners, licensees, customers and employees. Such consequences may materially and adversely affect our business, financial condition and results of operations.

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

The Korean Commercial Code and our articles of incorporation require us to offer shareholders the right to subscribe for new common shares in proportion to their existing ownership percentages whenever new common shares are issued, except under certain circumstances as provided in our articles of incorporation. See ITEM 10.B. “MEMORANDUM AND ARTICLES OF INCORPORATION—Preemptive rights and issuance of additional shares.”

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

We were incorporated as a company with limited liability under Korean law on April 4, 2000 under the legal name of Gravity Co., Ltd. Following our initial public offering of 8,000,000 ADSs, each representing one-fourth of one share of our common stock, par value Won 500 per share, on February 8, 2005, our ADSs were listed on the NASDAQ Stock Market’s NASDAQ Global Market, formerly the NASDAQ National Market, under the symbol “GRVY.” We list below some of the developments relating to our organizational structure.

•

In March 2003, we established Gravity Interactive, LLC, our wholly-owned subsidiary in the United States. The name of Gravity Interactive, LLC was changed on January 1, 2006 to Gravity Interactive, Inc., or “Gravity Interactive.”

•

In January 2004, we acquired 50% of the voting shares of Gravity Entertainment Corporation, or “Gravity Entertainment,” formerly RO Production Co., Ltd., our subsidiary in Japan. In October 2004, we obtained from GungHo, which was then the other 50% shareholder of RO Production Co., Ltd., their ownership interest in RO Production Co., Ltd., which made Gravity Entertainment our wholly-owned subsidiary. RO Production Co., Ltd. changed its corporate name to Gravity Entertainment on February 5, 2005.

•	In November and December of 2005, we acquired an aggregate of 96.11% of the total shares of NeoCyon, which provides mobile multimedia services in Korea.

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

•

In May 2007, we established Gravity Middle East & Africa FZ-LLC, or “Gravity Middle East & Africa,” a wholly-owned subsidiary in Dubai. Gravity Middle East & Africa FZ LLC went into liquidation proceedings in the United Arab Emirates, or “UAE,” in September 2008 and the liquidation was completed on November 4, 2015.

•

On April 1, 2008, GungHo acquired shares of our common stock, after which it became our largest shareholder, beneficially owning approximately 52.4% of our common shares. GungHo subsequently purchased our ADSs and beneficially owns approximately 59.3% of our common shares as of March 31, 2016.

•

In October 2010, we acquired an aggregate of 50.83% of the total shares of Barunson Interactive Corporation, or “Barunson Interactive,” an online game developer in Korea. Barunson Interactive changed its corporate name to Gravity Games on March 28, 2011. In August 2013, we increased our ownership in Gravity Games to 85.5%.

On May 28, 2014, we received notification from NASDAQ that we had failed to comply with the minimum bid price requirement for continued listing set forth in the NASDAQ Stock Market Rules, as the bid price of our ADSs had closed for 30 consecutive business days below US$1.00 per ADS. We were automatically granted a grace period of 180 calendar days to regain compliance. On November 25, 2014, the Listing Qualifications Department of NASDAQ approved our request to transfer our listing from the NASDAQ Global Market to the NASDAQ Capital Market and our ADSs began trading on the NASDAQ Capital Market on November 26, 2014. We were also given a second grace period of 180 calendar days, or until May 26, 2015, to regain compliance with the NASDAQ Stock Market Rules.

On April 22, 2015, we announced, as approved by our Board of Directors on the same day, the change of the ratio of our ADS to common share from four ADSs to one common share (4:1) to one ADS to two common shares (1:2), effective as of May 11, 2015, which had the effect of a 1-for-8 reverse stock split of our ADSs. As a result of this ratio change, the trading price of our ADSs increased and closed at $1.00 per ADS or more for a minimum of ten consecutive business days and we regained compliance with NASDAQ Stock Market Rules, as confirmed in writing by NASDAQ on May 26, 2015. However, we cannot give any assurance that we will continue to be in compliance with the NASDAQ Stock Market Rules.

Our registered office is located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea. Our telephone number is (822) 2132-7000. Our main Web site is at http://www.gravity.co.kr.

ITEM 4.B.	BUSINESS OVERVIEW

OVERVIEW

We are a leading developer and publisher of online games in Japan and Taiwan based on the number of peak concurrent users as compiled from various statistical data available from public sources in such countries. We are based in Korea, and we currently offer five online games worldwide. As of April 15, 2016, our principal product, Ragnarok Online, is commercially offered in Korea and 80 other countries and markets. Ragnarok Online II is currently commercially offered globally except for China and Japan. Requiem is commercially offered globally. R.O.S.E. Online is commercially offered in the United States, Canada, Mexico and 40 other countries. Dragonica is commercially offered globally. We also offer a number of mobile games, console games and a game for Internet protocol television, or “IPTV,” and license the merchandizing rights of character-related products based on our online games. We intend to diversify our game offering by developing online and mobile games in-house as well as publishing additional games developed by third parties.

In Korea, we directly manage all aspects of operations of our online games, such as marketing, operation, billing and customer service. Gravity Interactive, our wholly-owned subsidiary in the United States, is responsible for all aspects of Ragnarok Online game operations in the United States, Canada, Australia and 43 other countries, for all aspects of Ragnarok Online II game operations globally except for Indonesia and China, for all aspects of Requiem game operations globally, for all aspects of R.O.S.E. Online game operations in the United States, Canada, Mexico and 40 European countries, and for all aspects of Dragonica globally except for Thailand. In the countries where we and Gravity Interactive manage game operations, our online game revenues are recorded as subscription revenues.

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

Except in Korea, the United States and Canada, our overseas licensees handle our mobile game operations in close cooperation with us. NeoCyon and Gravity Interactive directly manage all aspects of operations of our mobile games in Korea, and the United States and Canada, respectively. Revenues from our mobile games, regardless of the operator, are recorded as mobile games revenues.

The following table sets forth a summary of our consolidated statements of operations showing revenues from our online games (by type of revenue and geographic market), mobile games and applications, and character merchandising and other revenue as a percentage of total net revenues for the periods indicated.

	Year Ended December 31,
	2013			2014			2015			2015(1)
	(In millions of Won and thousands of US$, except percentages)
Online game revenue(2):
Subscription revenue:
Korea(3)	~~W~~	2,447	5.1%	~~W~~	3,320	8.3%	~~W~~	3,675	10.3%	US$	3,143
United States/Canada(4)		5,759	12.1		3,748	9.4		2,846	8.0		2,434
Others(4)		—	—		894	2.3		—	—		—

Subtotal		8,206	17.2		7,962	20.0		6,521	18.3		5,577

Royalties and license fees:
Japan		12,103	25.4		7,797	19.5		6,705	18.8		5,734
Taiwan/Hong Kong/Macau		2,002	4.2		953	2.4		1,282	3.6		1,097
Others		7,621	16.0		4,343	10.8		3,023	8.5		2,585

Subtotal		21,726	45.6		13,093	32.7		11,010	30.9		9,416

Mobile games and applications revenue		14,504	30.4		15,055	37.7		15,078	42.3		12,895
Character merchandising and other revenue		3,249	6.8		3,779	9.6		3,051	8.5		2,609

Total net revenue	~~W~~	47,685	100.0%	~~W~~	39,889	100.0%	~~W~~	35,660	100.0%	US$	30,497

Notes:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,169.26 to US$1.00, the noon buying rate in effect on December 31, 2015 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)

Online game revenues include revenues from Ragnarok Online, R.O.S.E. Online, Requiem, Emil Chronicle Online, Dragonica, Pororo Game, H.A.V.E. Online, Eternal Destiny, Ragnarok Online Guild Masters, Finding Neverland Online, Ragnarok Online II, Maestia, Steal Fighter, Ragnarok Prequel and our social network games, and from online game channeling service through GnJoy, our online game portal site. Finding Neverland Online, Ragnarok Online II, Maestia and Steal Fighter were commercially launched in January 2012, March 2012, July 2012 and February 2013, respectively. Ragnarok Prequel was soft-launched in October 2013, then suspended from October 2014 for additional development and localization, and re-launched in May 2015. Our online game channeling service was launched in August 2011 and ceased in June 2013. We discontinued offering Ragnarok Online Guild Masters, Emil Chronicle Online, Finding Neverland Online, Maestia, Steal Fighter, H.A.V.E. Online and Requiem Returns W in May 2013, July 2013, July 2013, September 2013, February 2014, March 2014 and April 2014, respectively.

(3)

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

(4)

Subscription revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries and markets managed by Gravity Interactive. For Ragnarok Online, the countries serviced by Gravity Interactive include the United States, Canada, Australia, New Zealand and India, include Singapore and Malaysia since October 24, 2013, the Philippines and 13 Middle East countries including UAE and Saudi Arabia since January 1, 2015, and further include 13 East European countries including Russia and Armenia, as well as 11 South American countries including Chile and Peru, since November 16, 2015. Upon these changes, the revenues from Ragnarok Online generated in Singapore and Malaysia through October 23, 2013, the Philippines and 13 Middle East countries through December 31, 2014, and 13 East European countries and 11 South American countries through November 15, 2015, are shown as Online game revenue—Royalties and license fees—Others and those generated on or after October 24, 2013, January 1, 2015 and November 16, 2015, respectively, are shown as Online game revenue—Subscription revenue—United States/Canada.

Ragnarok Online II is serviced by Gravity Interactive worldwide except Indonesia and China, the Philippines prior to April 1, 2014, Brazil prior to April 1, 2014, Singapore prior to November 4, 2014, Malaysia prior to November 4, 2014 and Vietnam and Thailand prior to July 28, 2015. Subscription revenues from Ragnarok Online II generated from the countries and markets managed by Gravity Interactive are shown as Online game revenue—Subscription revenue—United States/Canada. The revenues from Ragnarok Online II generated from the Philippines, Brazil, Singapore, Malaysia, Vietnam and Thailand on and after the relevant date when Gravity Interactive began to service such countries are shown as Online game revenue—Subscription revenue—United States/Canada and those revenues from such countries before such relevant date are shown as Online game revenue—Royalties and license fees—Others. However, the revenues from Ragnarok Online II generated from Taiwan, Hong Kong and Macau are shown as Online game revenue—Subscription revenue—Others, even though Gravity Interactive manages Ragnarok Online II service in such markets. For R.O.S.E. Online, the countries managed by Gravity Interactive include the United States, Canada, Mexico and 40 other countries. For Dragonica, the countries serviced by Gravity Interactive include the United States and Canada, and further includes South America except for Brazil since October 28, 2013. Gravity Interactive began to service Dragonica globally on January 1, 2015 but it entered into a sublicense agreement with a local licensee in Thailand for service of Dragonica on October 1, 2015, which granted such local licensee the right to service Dragonica in Thailand from February 11, 2016. All revenues from Dragonica for the period covered by the table above are shown as Online game revenue—Subscription revenue—United States/Canada. Requiem is serviced worldwide by Gravity Interactive except for Russia, Armenia and 13 other countries serviced by Ingamba, a sub-licensee of Gravity Interactive, and the revenues from Requiem generated from the countries directly serviced by Gravity Interactive are shown as Online game revenue—Subscription revenue—United States/Canada and those generated from the countries serviced by Ingamba are shown as Online game revenue—Royalties and license fees—Others.

OUR PRODUCTS

We currently categorize our products into three categories: online games; mobile games and applications; and other games and game-related products and services, including character-based merchandise and animation. Revenues from our principal product, Ragnarok Online, accounted for 41.5% of our total revenues in 2015, compared with 40.1% of our total revenues in 2014.

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

Ragnarok Online

As of March 31, 2016, Ragnarok Online is commercially offered in Korea and 80 other countries and markets since its commercial launch in August 2002. See ITEM 4.B. “BUSINESS OVERVIEW—OUR MARKETS—Overseas markets.” Ragnarok Online represented 41.5% of our total revenues or Won 14,803 million (US$12,660 thousand) in 2015, compared with 40.1% of our total revenues or Won 15,985 million in 2014.

The following are revenues generated by Ragnarok Online for the periods indicated:

		Year Ended December 31,
Revenue Type	Country	2013		2014		2015		2015(1)
		(In millions of Won and thousands of US$)
Online games—subscription revenue	Korea	~~W~~	2,368	~~W~~	3,278	~~W~~	3,675	US$	3,143
	United States/Canada(2)		1,925		1,892		1,830		1,565
	Others		—		—		—		—

	Subtotal		4,293		5,170		5,505		4,708

Online games—royalties and license fees	Japan		11,480		7,757		6,705		5,734
	Taiwan/Hong Kong/Macau		1,713		952		1,282		1,097
	China(3)		1,586		456		261		223
	Thailand		811		419		288		246
	Brazil		633		603		452		387
	Philippines(4)		375		204		10		9
	Europe		352		266		203		173
	Indonesia		195		103		91		78
	Russia/CIS countries		68		55		6		5
	Singapore/Malaysia(5)		25		—		—		—

	Subtotal		17,238		10,815		9,298		7,952

	Total	~~W~~	21,531	~~W~~	15,985	~~W~~	14,803	US$	12,660

Notes:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,169.26 to US$1.00, the noon buying rate in effect on December 31, 2015 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)

Includes subscription and other types of game revenues managed by Gravity Interactive and generated in Australia, New Zealand and India, and Singapore and Malaysia since October 24, 2013, the Philippines and 13 Middle East countries including UAE and Saudi Arabia since January 1, 2015, and further include 13 East European countries including Russia and Armenia, as well as 11 South American countries including Chile and Peru, since November 16, 2015. Such revenues from other countries constitute a minor portion of the revenues recorded as subscription revenues from the United States and Canada.

(3)

Ragnarok Online game service in China by Shengqu Information Technology (Shanghai) Co., Ltd., our former licensee, ceased on December 30, 2011. We relaunched the game in China with Beijing Kunlun Online Network Tech Co., Ltd., our current licensee, on February 28, 2013 and ceased to offer Ragnarok Online in China on February 29, 2016.

(4)

Our license agreement with Level UP! Inc. for Ragnarok Online game service in the Philippines was terminated on March 31, 2015, and we subsequently amended our license agreement for Ragnarok Online games service with Gravity Interactive to include the Philippines as a service country of Gravity Interactive. Upon these changes, the revenues generated in the Philippines through March 31, 2015 are shown as Online games—royalties and license fees— Philippines and those generated from April 1, 2015 are shown as Online games—subscription revenue—United States/Canada.

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

The table below provides, for the periods indicated, the peak concurrent users and average concurrent users of Ragnarok Online since the first quarter of 2013, in each of our principal markets for Ragnarok Online.

		1Q 13	2Q 13	3Q 13	4Q 13	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16
Japan	PCU(1)	32,270	26,956	24,033	21,158	19,547	18,934	19,096	17,884	16,821	16,804	14,863	15,708	14,874
	ACU(2)	11,725	9,940	8,703	7,051	7,310	7,593	7,364	6,826	6,619	6,262	5,836	6,461	5,893
Korea	PCU	14,776	3,898	3,874	4,158	5,503	3,979	12,464	5,928	5,924	4,265	4,117	4,583	5,247
	ACU	2,384	2,024	2,243	2,152	2,754	2,155	2,338	3,159	3,256	2,600	2,389	2,488	3,080
USA/Canada	PCU	4,618	4,530	4,291	5,882	5,895	5,219	4,963	5,491	5,443	7,227	7,541	7,031	7,516
	ACU	3,560	3,543	2,870	3,740	4,243	3,895	3,651	3,607	4,019	5,440	6,103	5,991	6,133

Notes:

(1)	“PCU,” or peak concurrent users, represents the highest number of users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

(2)	“ACU,” or average concurrent users, represents the average number of concurrent users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

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

Ragnarok Online is an action adventure-based MMORPG that combines cartoon-like characters, community-oriented themes and combat features in a virtual world within which thousands of players can interact with one another. By combining highly interactive and community-oriented themes and features, such as marriages and organization of guilds, we believe we are able to create user loyalty from our users who favor games that provide social interaction in a virtual setting.

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

We believe that the PC configurations required to run Ragnarok Online are lower than or similar to many other competing online games, which we believe has facilitated our successful entry into and expansion of Ragnarok Online in many of the developed and developing countries in which Ragnarok Online is distributed. The recommended minimum PC configuration for Ragnarok Online is Intel Celeron 2.4 GHz or AMD Athlon 3000+, 512 MB RAM and 32 MB graphics card.

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

We commercially launched Ragnarok Online II in Korea in March 2012, Singapore and Malaysia in January 2013, the United States, Canada and 28 European countries in May 2013, Indonesia in August 2013, Thailand in October 2013 and Taiwan, Hong Kong and Macau in June 2014. Ragnarok Online II game service in Korea was transferred to Gravity Interactive on December 24, 2013 as the game service in Korea was suspended on December 23, 2013. Our license and distribution agreement with Gravity Interactive to distribute Ragnarok Online II in the United States, Canada and 28 European countries was amended in February 2014 to have Gravity Interactive distribute Ragnarok Online II globally except for Singapore, Malaysia, Indonesia, Thailand, Japan, the Philippines, Vietnam, Brazil and China. In April 2014, such agreement with Gravity Interactive was further amended to have Gravity Interactive distribute Ragnarok Online II globally except for Singapore, Malaysia, Indonesia, Thailand, Vietnam, Japan and China, which was additionally amended to have Gravity Interactive distribute Ragnarok Online II globally except for Indonesia, Thailand, Vietnam, Japan and China in November 2014. In July 2015, the same license and distribution agreement with Gravity Interactive was amended to have Gravity Interactive distribute Ragnarok Online II globally except for Indonesia, Japan and China, and further amended in February 2016 to have Gravity Interactive distribute Ragnarok Online II globally except for Indonesia and China. As a result, Ragnarok Online II is currently commercially offered globally except for China and Japan.

We have a license and distribution agreement for Ragnarok Online II with a third-party licensee in China. The total value of the license and distribution agreement for Ragnarok Online II with our licensee in China, where the game has not been commercially launched, is US$1,500 thousand as of the date hereof. Our license and distribution agreements for Ragnarok Online II with licensees in the Philippines and Brazil were terminated on April 1, 2014. Also, on September 11, 2014, we terminated the license and distribution agreement with our licensee for service of Ragnarok Online II in Singapore and Malaysia. In addition, the license and distribution agreement with our licensee for service of Ragnarok Online II in Thailand and Vietnam was terminated on June 1, 2015, and the agreements with our licensees in Japan and Indonesia were terminated on February 12, 2016 and April 1, 2016, respectively. Under the terms of the termination agreement with our licensee in Indonesia, Ragnarok Online 2 will continue to be offered in Indonesia by the current licensee until May 2016.

Ragnarok Online II represented 3.2% of our total revenues or Won 1,155 million (US$987 thousand) in 2015 and 6.8% of our total revenues or Won 2,724 million in 2014. See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR BUSINESS—If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online and mobile games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected.”

Requiem

Unlike Ragnarok Online and Ragnarok Online II, which do not emphasize violent themes, we designed Requiem to showcase user-to-user combat. Requiem provides players with a variety of combat systems, which allow them to accumulate experience and reward points to be used when they buy special items designed for combats.

Requiem is currently commercially offered globally by Gravity Interactive. Requiem was commercially offered in Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan by Ingamba under our license agreement with Ingamba until November 2013, when our license agreement with Ingamba was terminated, and these countries are included as countries and markets serviced by Gravity Interactive. Gravity Interactive entered into a sublicense agreement with Ingamba in December 2013 to distribute Requiem in these countries, which was terminated in December 2015. We also launched a Web-browser based version of Requiem on WarpPortal, Gravity Interactive’s game portal site, and Facebook in April 2012 and September 2012, respectively, and ceased offering such services in November 2014. The amount of revenues from Requiem represented less than 1% of our total revenues in 2015, and 1.0% of our total revenues or Won 379 million in 2014.

Dragonica (Dragon Saga)

Dragonica is a three-dimensional side-scrolling MMORPG, which is commercially offered in the United States, Canada and South America except for Brazil under the name Dragon Saga. Dragonica was developed by Gravity Games, our 85.5%-owned subsidiary. Dragonica is currently commercially offered globally by Gravity Interactive except for Thailand, where our local licensee has been offering Dragonica since February 2016. The amount of revenues from Dragonica represented 1.1% of our total revenues or Won 391 million (US$334 thousand) in 2015, and 1.5% of our total revenues or Won 597 million in 2014.

R.O.S.E. Online

R.O.S.E. Online is a three-dimensional MMORPG, which is commercially offered in the United States, Canada, Mexico, Switzerland, Norway, Denmark, Ireland, Spain, Sweden, the United Kingdom, Iceland, Finland, France, Germany, Greece, Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Albania, Andorra, Bosnia and Herzegovina, Liechtenstein, Moldova, Monaco, Montenegro, San Marino, Serbia, Vatican City State, Croatia, Former Yugoslav Republic of Macedonia and Turkey since its commercial launch in January 2005. The amount of revenues from R.O.S.E. Online represented less than 1% of our total revenues in each of 2015 and 2014.

Ragnarok Prequel

Ragnarok Prequel is a Web browser-based MMORPG, which is played on a Web browser and which does not require any client-side software to be installed. In May 2013, we entered into an agreement with Shanghai The Dream Network Technology Co., Ltd., a Chinese game developer, which was granted the right to develop a Web-browser based game based on Ragnarok Online and distribute the Web-browser based game in China under the agreement. Ragnarok Prequel was soft launched in China in October 2013, then suspended from October 2014 for additional development and localization, and commercially re-launched in May 2015. Ragnarok Prequel represented less than 1% of our total revenues in each of 2015 and 2014.

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

The following table sets forth each of the mobile games that we have released since January 2015.

Title	Genre	Game Source	Date of Commercial Launch
Word War	Arcade	Developed in-house	February 2015
Trials of Blood	RPG	Developed in-house	March 2015
Resque Quest	Puzzle	Licensed from third party developer	April 2015
Dragonica Runner	Arcade	Developed in-house	June 2015
Time & Tales	RPG	Licensed from third party developer	June 2015
Wonder Flick	PRPG	Licensed from third party developer	July 2015
Bubble Party for Kakao	Puzzle	Licensed from third party developer	October 2015

For our smartphone games offered where we directly provide mobile games services to users, we share users’ payments for micro-transactions with digital storefront owners and mobile telecommunications operators. For our smartphone games in the other markets where the mobile games services are offered by our licensees, we receive license fees and royalty revenues from our licensees.

In addition to mobile games offered to users, we also develop mobile applications provided to third-party enterprises. The following are revenues generated from our mobile games and applications business for the periods indicated:

	Year Ended December 31,
Country	2013		2014		2015			2015(1)
	(In millions of Won and thousands of US$, except percentages)
Korea	~~W~~	10,049	~~W~~	11,705	~~W~~	10,871	72.1%	US$	9,297
Taiwan/Hong Kong/Macau		1,104		468		1,481	9.8		1,267
Japan		1,202		521		965	6.4		826
United States		1,917		1,190		775	5.1		663
China		203		177		486	3.2		416
Others		29		994		500	3.4		426

Total	~~W~~	14,504	~~W~~	15,055	~~W~~	15,078	100.0%	US$	12,895

Notes:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,169.26 to US$1.00, the noon buying rate in effect on December 31, 2015 as certified by the Federal Reserve Bank of New York for customs purposes.

Other games and game-related products and services

Other games

In addition to developing and publishing online games and mobile games, which is our primary business, we also provide games for game consoles and handheld game consoles, such as Nintendo DS, the Xbox 360 and the PlayStation series. Console games are distributed in the form of a disc or cartridge (game card), or downloaded directly to a console through the Internet.

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

We also provide games for IPTV. In September 2008, we entered into a licensing agreement with Iconix Entertainment Co., Ltd., or “Iconix Entertainment,” to develop and publish Pororo Game, an IPTV game based on Iconix Entertainment’s 3D TV animation series “Pororo: The Little Penguin.” We commercially launched Pororo Game in September 2009 and renewed our licensing agreement with Iconix Entertainment in September 2011, September 2012, September 2013, September 2014, and September 2015.

The amount of revenues from console and IPTV games represented 2.0% of our total revenues or Won 723 million (US$618 thousand) in 2015, and 2.4% of our total revenues or Won 941 million in 2014.

Game character merchandising

In order to optimize the commercial opportunities presented by our games and their characters, we and our licensees have been marketing dolls, stationery, food and other character-based merchandise, as well as game manuals, monthly magazines and other publications, based on our games. We currently have arrangements with GungHo to license Ragnarok Online’s game characters in Japan, and with AsiaSoft Corporation Public Co., Ltd. to license Ragnarok Online II game characters in Thailand.

The amount of revenues from game character merchandising represented less than 1% of our total revenues in each of 2015 and 2014.

Animation

Gravity Entertainment, our Japanese subsidiary, entered into an agreement with G&G Entertainment Inc. and three other Japanese media and entertainment companies for the production and distribution of a 26 half-hour episode animation series based on the storyline and characters of Ragnarok Online in October 2004. The series was produced by Gravity Entertainment and broadcast on television in nine countries from 2004 through 2007. The animation series of Ragnarok Online has been sold in DVD and VOD (video on demand) formats in North America since March 2006, and it has also been distributed in Europe. Our revenues from our animation business represented less than 1% of our total revenues in each of 2015 and 2014.

Other services

NeoCyon provides Web site development and operation services to third parties in addition to its core mobile games business. In addition, we generate revenues from sales of goods related to mobile phones, such as ornamental accessories manufactured or procured by third parties, based on consignment sale agreements with such third parties. The amount of revenues from other services represented 8.2% of our total revenues or Won 2,926 million (US$2,502 thousand) in 2015, compared with 8.9% of our total revenues or Won 3,560 million in 2014.

OUR MARKETS

Korea, Japan, the United States/Canada, Taiwan/Hong Kong/Macau and China were our biggest geographic markets in 2015 in terms of revenue. Each of these markets is serviced either by us or a distribution company. We directly manage online game operations in Korea. We and NeoCyon both directly manage mobile game operations in Korea. Gravity Interactive, our wholly-owned subsidiary, manages game operations in the United States and Canada, including service for Ragnarok Online, Ragnarok Online II, Requiem, Dragonica and R.O.S.E. Online. For Taiwan, Hong Kong and Macau, Game Flier International Corporation is our licensee for Ragnarok Online and Gravity Interactive directly provides services for Ragnarok Online II, Requiem, R.O.S.E. Online and Dragonica. GungHo Online Entertainment, Inc. is our licensee for Ragnarok Online and Ragnarok Mobile Story in Japan. Shanghai The Dream Network Technology Co., Ltd. is our licensee for Ragnarok Online II and Ragnarok Prequel in China.

The following table sets forth a summary of our consolidated statement of operations showing revenues by geographic area for the periods indicated and the percentage represented by such revenues for year ended December 31, 2015.

	Year Ended December 31,
Country	2013		2014		2015			2015(1)
	(In millions of Won and thousands of US$, except percentages)
Korea	~~W~~	15,491	~~W~~	19,469	~~W~~	18,189	51.0%	US$	15,556
Japan		14,409		8,511		7,781	21.8		6,655
United States/Canada(2)		7,725		5,038		3,624	10.2		3,099
Taiwan/Hong Kong/Macau		3,106		2,315		2,763	7.7		2,363
China		2,734		749		1,045	2.9		894
Others		4,220		3,807		2,258	6.4		1,930

Total	~~W~~	47,685	~~W~~	39,889	~~W~~	35,660	100.0%	US$	30,497

Notes:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,169.26 to US$1.00, the noon buying rate in effect on December 31, 2015 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)

Revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries managed by Gravity Interactive. Such revenues from other countries constitute a minor portion of the revenues recorded as subscription revenues from the United States and Canada.

Korea

In Korea, we commercially launched and began to charge users for Ragnarok Online in August 2002, followed by other games. Our online game users in Korea consist of individual PC account users and Internet café subscribers. Individual PC account users are individuals who log on to our game servers from places other than Internet cafés, such as from home or work, whereas Internet café subscribers are commercial businesses operating Internet café outlets equipped with multiple PCs that provide broadband Internet access to their customers who typically prefer to play online games together with their peers with more powerful PC hardware and faster broadband Internet access than they have at home. Most Internet cafés charge their customers PC usage and Internet access fees of Won 973 on average per hour and subscribe to various online games. Over 5,500 Internet cafés offered our games in Korea according to our internal data as of each of December 31, 2015 and 2014. In order to offer our games, an Internet café typically purchases minimum game hours from us. Subscription fees from Internet cafés accounted for 5.8% and 7.6% of our subscription revenues in Korea in 2015 and 2014, respectively.

Overseas markets

Ragnarok Online is commercially offered in the following 80 overseas countries and markets: Japan, Taiwan, Hong Kong, Macau, the United States, Canada, Australia, New Zealand, India, Singapore, Malaysia, Thailand, the Philippines, Indonesia, Brazil, Russia, Armenia, Azerbaijan, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Uzbekistan, France, Belgium, the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark, Spain, Austria, Bulgaria, Cyprus, Czech Republic, Germany, Greece, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Switzerland, Turkey, UAE, Saudi Arabia, Jordan, Kuwait, Bahrain, Qatar, Oman, Lebanon, Mauritania, Egypt, Algeria, Morocco, Tunisia, Guyana, Bolivarian Republic of Venezuela, Bolivia, Republic of Suriname, Argentina, Ecuador, Uruguay, Chile, Colombia, Paraguay, and Peru, as of March 31, 2016.

Ragnarok Online is distributed through Gravity Interactive except for Japan, Taiwan/Hong Kong/Macau, Thailand, Indonesia, Brazil and 28 European countries and markets in which jurisdictions local licensees publish Ragnarok Online. The following table lists the overseas countries and markets in which Ragnarok Online is commercially offered through our licensees, the names of the licensees, the dates of the license agreements, and the commercial launch dates and expiry dates of the license agreements.

Country	Licensee	Date of License Agreement	Date of Commercial Launch	Date of Expiry
Japan	GungHo Online Entertainment, Inc.	July 2002	December 2002	September 2017
Taiwan/Hong Kong/Macau	Game Flier International Corporation(1)	May 2002	October 2002	March 2016(2)
Thailand	AsiaSoft Corporation Public Co., Ltd.	June 2002	March 2003	March 2016(3)
Indonesia	PT. Lyto Datarindo Fortuna	April 2004	November 2003	August 2016
Brazil	Level Up! Interactive S.A.	August 2004	February 2005	March 2017
Europe(4)	Gravity EU SAS	June 2011	April 2004(5)	June 2021

Notes:

(1)	Game Flier International Corporation is a subsidiary of Soft-World International Corporation.

(2)

The licensing agreement with Game Flier International Corporation was terminated in March 2016. However, we and Game Flier International Corporation agreed to offer Ragnarok Online to existing game users in Taiwan/Hong Kong/Macau until June 2016, while we prepare our direct offering of Ragnarok Online in such markets.

(3)

The license agreement with AsiaSoft Corporation Public Co., Ltd. was terminated in March 2016. However, we and AsiaSoft Corporation Public Co., Ltd. agreed to offer Ragnarok Online in Thailand until June 2016 under the terms of previous agreement. We are currently discussing with other potential local licensees for service of Ragnarok Online in Thailand.

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

Ragnarok Online II is currently commercially offered globally excluding China and Japan. Requiem and Dragonica are currently commercially offered worldwide. R.O.S.E. Online is currently commercially offered in the United States, Canada, Mexico and 40 other countries. While most of our mobile games are commercially offered in Korea, we also provide those developed in-house in overseas countries, including the United States, Japan and Taiwan, among others. See ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS.”

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

In December 2006, we started to apply a micro-transaction system (or sale of virtual in-game items model) as an additional business model by providing virtual item shops in the games where players can purchase a wide array of items to customize, personalize and enhance their characters and game playing experiences. The micro-transaction model has been introduced in all the countries and markets where Ragnarok Online is serviced. In addition, since January 2007, we have opened free-to-play servers, which only apply the micro-transaction model, in all the countries and markets where Ragnarok Online is serviced except Japan to encourage the players to download and play Ragnarok Online without paying subscription fees or buying playing time and to purchase in-game items pursuant to our micro-transaction model. We offer Ragnarok Online services with the micro-transaction model only in all the countries and markets where Ragnarok Online is serviced, except the countries and markets where the subscription-based fee model is also applied such as Japan, Taiwan, Hong Kong, Macau, and Thailand. The amount of revenue generated from micro-transactions as a percentage of revenue varies by country and market. For example, in 2015, the approximate percentage of revenue derived from micro-transactions accounted for 21.5% of total royalty revenues for Japan, and 76.5% of total royalty revenues for Taiwan, Hong Kong and Macau.

Since September 2007, we have been offering premium services as an additional revenue model, where players are offered certain additional features such as the faster accumulation of experience points or higher rates of item drops for additional fees during a specified period of time, in all the countries and markets where Ragnarok Online is serviced except Japan. The pricing for Ragnarok Online in Korea and in Japan, the United States and Canada, our principal overseas markets, are set forth below.

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

Subscription-based fee model

The subscription-based fee model is currently applied only to Internet cafés and not individual PC users in Korea. The following table sets forth our published pricing plans for Internet cafés in Korea for Ragnarok Online access as of December 31, 2015.

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

Premium Service model

The Premium Service model was initially applied to free-to-play servers in July 2008 and became available on all the servers in November 2010 when we ceased to apply the subscription-based fee model for individual PC users in Korea. We offer only one rate for the Premium Service model of Ragnarok Online in Korea and charge 5,500 RO Points for 30 days of use. Premium Service users may further choose to use additional services as options, such as faster accumulation of experience points, higher rates of item drops, lower death penalty or a combination of such additional services for additional fees.

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

Micro-transaction model

We have applied a micro-transaction model in Japan since December 2006. Game users buy GungHo Shop Points which enable them to buy game items or directly buy game items from the mobile item shop. The price range of the game items is between JPY50 and JPY1,500. The following table sets forth our licensee’s published basic pricing for GungHo Shop Points in Japan as of December 31, 2015.

Points	Retail Price(1)
10,000 points	JPY1,000
21,000 points	2,000
32,500 points	3,000
55,000 points	5,000
112,000 points	10,000

Note:

(1)	For convenience only, on December 31, 2015, the noon buying rate of Japanese Yen to U.S. dollars as certified by the Federal Reserve Bank of New York for customs purposes was JPY120.27 to US$1.00.

The United States and Canada

Gravity Interactive, our wholly-owned subsidiary in the United States, determines the pricing plan for Ragnarok Online in the United States and Canada. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as PayPal. Gravity Interactive ceased to apply the subscription-based fee model in April 2011.

Micro-transaction model

We have applied a micro-transaction model in the United States and Canada since June 2007. Game users buy points which enable them to buy game items in the price range between US$0.05 and US$20. The following table sets forth our licensee’s published basic pricing for points of Ragnarok Online in the United States and Canada as of December 31, 2015.

Points	Retail Price
1,100 points	US$	10.00
1,650 points		15.00
2,875 points		25.00
4,600 points		40.00
6,000 points		50.00
9,000 points		75.00
12,000 points		100.00

VIP Service fee model

Although Ragnarok Online is offered based on the micro-transaction model in the United States and Canada, the VIP Service fee model, a premium service model, was introduced in April 2011 to provide users with enhanced game play as an option. The following table sets forth Gravity Interactive’s published basic pricing for VIP Service for Ragnarok Online in the United States and Canada as of December 31, 2015.

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

In-house game development

Our game development department is divided into two categories of development teams: one is dedicated to online games and the other is dedicated to mobile games. As of December 31, 2015, we employed a total of 105 game developers. We have developed Ragnarok Online, Ragnarok Online II, Requiem, Pucca Racing and some social network games and mobile games, such as Trials of Blood and Ragnarok Online—Uprising: Valkyrie, in-house. In order to remain competitive, we are focusing our in-house game development efforts on enhancing the game experience and on developing new games incorporating the latest technologies (including software improving the communication and interaction between players).

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

IP licensing

Intellectual Property (“IP”) licensing is also one of our means to diversify our game titles when we determine that certain IP may be valuable in the development and publishing of new games.

We license out certain IP and other rights to third party developers or to our subsidiaries for the development of new game titles. We licensed Ragnarok Online to a game developer in China in May 2013, which led to the development of Ragnarok Prequel, a web browser based game. Ragnarok Prequel has been commercially offered in China since May 2015 after its soft launch in October 2013 and its suspension from October 2014 for additional development and localization. Also, we signed a license and development agreement with the same developer in January 2015 to grant the developer the right to use contents of Ragnarok Online to develop two mobile games, which was revised in March 2016 to grant the developer the exclusive right to develop mobile games and web games based on contents of Ragnarok Online and distribute such games in China for five years from March 25, 2016. In addition, we have entered into a license and development agreement with NeoCyon, our subsidiary, which granted NeoCyon the right to use the contents of Dragon Saga for the development of a mobile game.

In addition, we also license existing IP from third parties for developing new games. In September 2008, we entered into a license agreement with Iconic Entertainment to develop Pororo Games, an IPTV game, based on a popular television animation series “Pororo: The Little Penguin”. Pororo Games has been commercially offered since September 2009.

We seek more opportunities to license out or license in existing intellectual properties for game development and publishing.

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

We conduct a variety of marketing programs and online and offline events to target potential subscribers accessing the Internet from home. Our main marketing efforts include advertising on Web site portals and game magazines, conducting online promotional events, participating in trade shows and entering into promotional alliances with Internet service providers. We spent Won 1,882 million (US$1,610 thousand) on advertising and promotions in 2015, compared with Won 1,614 million in 2014.

We frequently organize in-game events, such as “fortress raids” for our users, which we believe encourages the development of virtual communities among our users and increases user interest in our games. We also host from time to time in-game tournaments in which users can compete against each other either as a team or individually. In addition, we use in-game events to introduce users to new features of our games. We organized 44 in-game events for Ragnarok Online users in each of 2015 and 2014.

In most of our overseas markets, marketing activities are principally conducted by our licensees and typically consist of advertising on Web site game portals and online game magazines and through television commercials, as well as hosting online and offline promotional events. The licensees are responsible for the costs associated with such advertising and promotional activities. For example, GungHo hosted the Ragnarok Online Festival in October 2015, which included the Ragnarok Online Japan Championship, game conference and costume-play stage and other programs for users. The Ragnarok Online Festival was attended by approximately 3,000 visitors and broadcast live on the Web, which recorded approximately 68,000 views. GungHo also sold Ragnarok-related merchandise at the festival. AsiaSoft Corporation Public Co., Ltd., our licensee in Thailand, hosted the PlayPark FanFest in October 2015, formerly the AsiaSoft All Star Battle, which has been held annually since 2009. The PlayPark FanFest was attended by approximately 40,000 visitors, and included the Ragnarok Online Thailand Championship. Discounted item coupons for Ragnarok Online were offered for sale at the event hall.

In addition, from time to time our overseas licensees also market our games through sponsoring promotional events jointly with other local game publishers or participating in expositions or other events for online games in order to reach a broader local audience. For example, Gravity Interactive participated in Anime California, a convention for animation, music and manga and attended by approximately 90,000 visitors. At Anime California, Gravity Interactive set up its own booth, where visitors were offered Ragnarok promotional products. Gravity EU SAS, our licensee in France, participated in several conventions for animation, game, manga and costume play, such as Digital Game Show in France in June 2015 and AniMagic Forum in Germany in August 2015, where Gravity EU SAS set up booths to present Ragnarok Online to the public and held various events for visitors.

Our licensees are selected in part on the basis of their marketing capabilities, including the size and scope of their distribution networks. Also, in more strategic markets where we anticipate considerable growth such as the United States or Taiwan, we believe that it is important to enhance our own direct publishing network for online game services.

GAME SUPPORT AND CUSTOMER SERVICE

We are committed to providing superior customer service to our users directly and through our licensees. As of December 31, 2015, 7 employees were game masters, or persons who are in charge of testing, updating and providing server maintenance for online games, as well as dealing with customer complaints, 8 employees were members of our domestic customer service team and 7 employees were members of our overseas customer support team.

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

We maintain our server hardware in a single climate-controlled facility at KT Mokdong Internet Computing Center at 233-5 Mokdongdong-ro, Yangcheon-gu, Seoul, Korea and our other system hardware in our offices in Seoul. As of December 31, 2015, our server network for our game operations in Korea consisted of a total of 252 servers, including 87 physical servers and 165 servers run on 72 physical servers through the server virtualization technology we have adopted since July 2011, which allows one physical server to be divided into multiple virtual servers, each of which functions individually as a complete and independent server.

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

Competition in the online game industry

Currently, the leading providers of online games, based on the number of peak concurrent users, are Riot Games, Inc., Activision Blizzard, Inc., Valve Corporation, Hi-Rez Studios, Inc. and Electronics Arts, Inc., according to data available from various public sources.

League of Legends of Riot Games, Inc., World of Warcraft and Diablo III of Activision Blizzard, Inc. and DOTA2 and Counter-Strike: Global Offensive by Valve Corporation are some of the most popular online games. Battlefield 4 of Electronic Arts, Inc. and Minecraft of Mojang AB have gained popularity, and each has maintained a large number of players and a loyal user base.

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

Competition in the mobile game industry

Compared with the online or console game genres, the mobile game market has a relatively low barrier to entry because development of a mobile game requires relatively less time and personnel due to the limitations of the devices on which mobile games are played such as screen size and processing power. Moreover, development tools for mobile games are easier to obtain and use, and open marketplaces, such as the Google Play Store and Apple’s App Store, enable developers to easily distribute mobile games to a large global audience. Therefore, we expect the number of mobile game developers to continually increase in the future and competition to become more intense.

We compete with companies that specialize in developing mobile games such as Supercell Oy and Machine Zone, Inc. Our current or potential future competitors for mobile games also include package game companies that have successfully expanded their business into mobile game development such as Electronic Arts Inc. In addition, we believe more companies that previously were or currently are dedicated to developing online or console games will allocate more resources toward developing mobile games because the number of mobile game users is rapidly increasing as the penetration of mobile devices, such as smartphones and tablet computers, continues to deepen.

Competition from other game platforms

We also compete against PC and console-based game developers that produce popular package games, such as Activision Blizzard, Inc. and Electronic Arts Inc., and game console manufacturers such as Microsoft Corp., Sony Computer Entertainment Inc. and Nintendo Co., Ltd., all of which also have their own console game development studios.

In November 2013, Microsoft Corp. released Xbox One featuring Kinect motion control camera and voice commands and Sony Computer Entertainment Inc. started distributing its PlayStation 4 game consoles featuring a controller with a capacitive touchpad for additional control options. Nintendo Co., Ltd.’s Wii U was released in November 2012 which supports high-definition graphics with a tablet-like controller. In addition, handheld game consoles, such as Nintendo Co., Ltd.’s Nintendo 3DS and Sony Computer Entertainment Inc.’s PlayStation Vita, are also popular among game users. All the current game consoles enable users to play games with other users online by connecting their console to a network over the Internet. Likewise, a number of PC-based game developers have also introduced online features to their PC-packaged games, such as team plays or users-to-users combat.

Competition in the game market is expected to remain intense as established game companies with significant financial resources seek to enter the industry. See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR BUSINESS—We operate in a highly competitive industry and compete against many large companies.”

INSURANCE

We maintain medical and accident insurance for our employees to the extent required under Korean law, and we also maintain fire and general commercial insurance with respect to our facilities. We do not have any business liability or disruption insurance coverage for our operations in Korea. We maintain a directors’ and officers’ liability insurance policy covering certain potential liabilities of our directors and officers. See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR BUSINESS—We have limited business insurance coverage and any business interruption could have a material adverse effect on our business.”

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

In developing Ragnarok Online, we obtained an exclusive license from Mr. Myoung-Jin Lee to use the storyline and characters from his cartoon titled Ragnarok for the production of games, animation and character merchandising. See ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Online games—Ragnarok Online.”

We are the registered owner of 14 registered software copyrights to ten games: Ragnarok Online, Ragnarok Online II, R.O.S.E. Online, Requiem, Ragnarok Violet, Ragnarok Angel Poring, Ragnarok Online—Uprising: Valkyrie, Arcturus, Pucca Racing and W Baseball, each of which has been registered with the Korea Copyright Commission. We no longer commercially offer Arcturus, a PC-based, stand-alone game, nor Pucca Racing, and have decided to cease commercialization of W Baseball, Ragnarok Violet and Ragnarok Angel Poring. As of December 31, 2015, we owned over 44 registered domain names, including our official Web site and domain names registered in connection with each of the games we offer. We had 720 registered discrete trademarks at patent and trademark offices in 52 countries as of December 31, 2015. We had three design patents, two analogous design patents, which are variations of two of the design patents, registered with the Korea Intellectual Property Office, registered copyrights covering 11 game characters, five online game business model patents and one patent pending with the Korea Intellectual Property Office, in each case as of December 31, 2015.

SEASONALITY

Usage of our online games has typically increased slightly around the New Year’s holiday and other holidays, in particular during winter and summer school holidays.

LAWS AND REGULATIONS

We are subject to many laws and regulations in the different countries in which we operate. See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR REGULATORY ENVIRONMENT.” A general overview of the material laws and regulations that apply to our business is provided below for the countries from which we derive a significant portion of our revenues.

Korea

The Korean game industry and online and mobile game companies operating in Korea are subject to the following laws and regulations:

The Act on Promotion of the Game Industry

In January 2007, the National Assembly amended the Act on Promotion of the Game Industry, or the “Promotion Act,” which became effective on April 20, 2007. Under the amended Article 21 of the Promotion Act, online games are classified into four categories: “suitable for users of all ages,” “suitable for users 12 years of age or older,” “suitable for users 15 years of age or older” and “suitable for users 18 years of age or older.” The 15 years of age or older category was added between the 12 years of age and 18 years of age categories to increase ratings flexibility. Ragnarok Online has been classified as “suitable for users 12 years of age or older.”

The amendment to the Promotion Act includes for the first time the definition of the term “speculative game.” A speculative game refers to a game that permits betting and offers monetary loss or profit that is determined by chance. Elements that may cause a game to be considered a speculative game include the existence of game money used as a means for betting or purchasing game items (items used within the game for progression in the game) that become the subject of exchange with real money. The Supreme Court Decision No. 2009Do12117 rendered on February 25, 2010 provided that a ‘speculative game’ under the amended Promotion Act, should be carried out in accordance with the contents and method prescribed under Article 2,(1-2) of the Promotion Act, and further, that the term refers to a gaming device or tool which directly provides money, prize or other financial profit or incurs loss on the game user via a payment tool installed on the gaming device or tool depending on the results of the game. Although the new rules and Supreme Court decision are intended to provide more clarity for the determination of whether a game is deemed speculative or not, because our games involve transactions with game items, we have had to take measures to ensure that we are in compliance with the new rules. Such measures include providing games after receipt of the Rating Review from the Game Rating and Administration Committee, or receipt of the Self Rating Review from online open market or other electronic commerce intermediaries in accordance with the Article 21 (1) 4 of the Promotion Act in case of games provided by means of a mobile devices or a wireless internet connecting device.

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

The Game Rating and Administration Committee published the Yearbook for Classification of Game Ratings on a yearly basis from 2008 to 2015 in order to provide information on industry trends. The Yearbooks include data on ratings and classifications of various games released in Korea and the immediately preceding year’s results of the examination of the information and communications service providers. The Game Rating and Administration Committee published the Yearbook to improve fairness and transparency in inspecting games and to provide industry participants with guidelines on ratings inspection as well as basic information on the development of the game industry.

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

The main content of the Act on Promotion of the Game Industry as amended on April 5, 2011 and the amendment to the Enforcement Decree of the same Act are as follows:

(1) Games which are inappropriate for prior rating by the Game Rating and Administration Committee due to special circumstances in their production and distribution channels, excepting games unsuitable for minors, may be rated by distributors or others involved in the distribution channel at their discretion according to the standards predetermined upon consultation with the Game Rating and Administration Committee. According to Article 11-4 of the Amendment to the Enforcement Decree of the Act on Promotion of the Game Industry, games should fulfill all the following requirements in order to be considered being “inappropriate for prior rating by the Game Rating and Administration Committee”: (i) they must be provided through basic communications services by persons who are authorized to engage in the basic communications business under the Telecommunications Business Act; (ii) they must be provided through electronic commerce intermediaries such as online open markets; and (iii) they must be provided using wireless telecommunications terminals which use mobile telecommunications terminals or the same kind of operating programs as those run on mobile telecommunications terminals;

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

The Promotion Act was further amended on July 21, 2011 and went into effect on January 22, 2012. The amendment was intended to create a sound gaming culture by clearly defining the responsibilities of the game industry and the government and to encourage public awareness of prevention of excessive gaming. Under the amended Promotion Act, a game-related enterprise is required to obtain parental consent when a minor joins a game site as a member and to take measures to prevent excessive use of games by imposing a time limit on minors’ game usage time. The Ministry of Culture, Sports and Tourism, or the “MCST,” may request game-related enterprises to submit or report data relating to such preventive measures and, after an examination thereof, order the relevant game-related enterprises to correct the preventive measures if they are deemed to be insufficient.

The Enforcement Decree of the Promotion Act amended and enforced on January 6, 2015 lifted the burden of internet computer game facility providers through the deletion of a provision which imposed an obligation on internet computer facility providers to install program, etc. which block access of users to games which were classified as speculative game or did not receive any rating.

Recently, the Ministry of Science, ICT and Future Planning, or the “MSIP,” and the MCST jointly held the “Conference on Creation of New Content Markets through Convergence of Culture and ICT,” where the ministries announced a series of measures to foster the content industries including the game industry. According to the announcement, a public-private task force for regulatory reform will come into operation to deregulate the online game market (e.g., by extending the implementation of the self-rating system for games), with the goal to come up with a regulatory reform plan for online games within the first half of 2016 in order to improve conditions for the development and creation of game contents.

The Telecommunications Business Act

Under the Telecommunications Business Act, a person who intends to run a value-added telecommunications business must report to the MSIP, which has the authority to accept and monitor such reports. We are classified as a value-added telecommunications service provider such that we are required to prepare and submit statistical reports regarding, among others, the current status of facilities, subscription records and current status of users to the MSIP upon its request. The MSIP is responsible for compiling information and formulating telecommunications policies under this Telecommunications Business Act. In addition, we are required to report any transfer, takeover, suspension or closing of our business activities to the MSIP, which may cancel our registration or order us to suspend our business for a period of up to one year if we fail to comply with its rules and regulations.

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

The Information Protection Act underwent three revisions in 2015 as follows:

(1) The amount of administrative fine imposed on information and communication service providers who refused to provide services to information and communication service users who did not consent to the provision of personal information to third parties was raised to up to KRW 30 million (revised as of June 22, 2015; enforced as of December 23, 2015).

(2) The period for obligatory destruction of personal information was changed to one year unless prescribed otherwise by other laws or by request of the relevant user (revised as of December 1, 2015; to be enforced as of June 2, 2016).

(3) It became mandatory to revoke certifications for information protection and management systems obtained fraudulently or by unjust means, and the amount of administrative fine imposed on those who failed to obtain proper certification for their information protection and management system was raised to up to KRW 30 million (revised as of December 1, 2015; to be enforced as of June 2, 2016).

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

To promote prompt and fair settlement of disputes concerning personal information, the same legislation also provides that a Personal Information Dispute Settlement Board, or “PIDSB,” should be established and the PIDSB’s decision, if accepted by the disputing parties, should have the same legal effect as settlement by trial. In consideration of the fact that most identity theft cases are large in scale and small in the amount of monetary damages, the legislation adopts a collective dispute settlement system. A class action system for personal information has been adopted, but in order to prevent frivolous class action suits, litigants are required to go through the collective dispute settlement system prior to bringing a class action and cases are limited to those seeking suspension or injunctive relief.

Prior to the amendment dated August 6, 2013, the Personal Information Protection Act permitted the process of personally identifiable information (resident registration number, passport number, driver’s license number and foreigner registration number) under limited circumstances such as when required by law or when consent is obtained, and mandated the implementation of security measures to prevent possible loss, theft, leak, alteration or compromise of personally identifiable information. However, it was not successful in deterring massive leaks and misappropriations of resident registration numbers and large companies responsible for such leakage escaped civil and/or criminal liabilities on numerous occasions, which increased public distrust and raised concerns about further damages resulting from such leaks and misappropriations.

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

The revised Personal Information Protection Act went into force as of July 24, 2015 with the understanding that the level of awareness for personal information protection was still low despite the

Personal Information Protection Act that was enacted and took effect in 2011. The revised act sought to strengthen sanctions against personal information-related crimes by (i) strengthening the function of the presidential Personal Information Protection Committee; (ii) implementing a punitive damage compensation system and a statutory damage compensation system to strengthen relief measures for damages arising from personal information leakage; (iii) requiring the forfeiture/collection of criminal proceeds obtained through illegal distribution of personal information; and (iv) introducing new penalties imposed upon those who provide personal information obtained by unjust means to others for profit, etc. Under the revised act, the court may decide on the amount of damages not exceeding three times the amount of actual damages, when the information subject suffers damages due to the loss, theft, leakage, forgery or falsification of, or damage to, personal information due to willful intent or gross negligence by a personal information processor. Also, the information subject may claim for damages in the amount equivalent to up to KRW 3 million in case of damages incurred through the loss, theft, leakage, forgery or falsification of, or damage to, personal information due to willful intent or gross negligence of the personal information processor. In this case, the personal information processor shall not be able to avoid liability unless he/she proves the absence of such intent or gross negligence.

The Korean Civil Code and the Act on the Establishment and Management of the Korea Communications Commission

Pursuant to the Korean Civil Code, contracts entered into with minors, who were persons under 20 years of age, without parental consent under the Korean Civil Code prior to its amendment, may be invalidated. The definition of minors is changed to persons under 19 years of age in the amendment to the Korean Civil Code on March 7, 2011, which became effective on July 1, 2013. Under the Act on the Establishment and Management of the Korea Communications Commission, the Korea Communications Commission (“KCC”) was established to oversee services relating to broadcasting and communications and also to deliberate and resolve matters concerning the protection of users’ information and communications. As a result, telecommunications service contracts and online game user agreements are required to specifically set forth procedures for rescinding service contracts, which may be entered into by persons under 19 years of age without parental consent.

In November 2003, the KCC issued an order addressed to 15 major online game companies in Korea, including us, to regulate certain business practices relating to the settlement of service charges involving minors. The KCC raised concerns about the ability of minors to subscribe to online game services without parental consent by settling charges payable to online game companies through settlement systems operated by fixed-line or broadband service providers. The order required online game companies to implement more specific and effective procedures to ensure, where relevant, that parental consent has been specifically obtained.

Although only a small number of our current subscribers were using the settlement options mentioned in the KCC order, we have enhanced our age verification and parental consent procedures for players using the relevant settlement options.

In April 2014, to help prevent damages from payments made by minors or unauthorized persons, the KCC required mobile application market providers to strengthen the security apparatus in a charged mobile application as follows: (i) to require setting up a password and entering it before the purchase of a charged mobile application, (ii) to standardize the phrases that indicate the application is a charged one and requires purchase and (iii) to provide certain major notices including the refund policies on the first page of the purchasing process.

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

The Juvenile Protection Act

The Juvenile Protection Act, as amended on February 29, 2008, prescribes the establishment of the Juvenile Protection Commission under the authority of the Minister of the Ministry of Health and Welfare in Korea, formerly known as the Ministry for Health, Welfare and Family Affairs, or the “MIHWAF,” which has the authority to designate the types of media harmful to juveniles. Under the Juvenile Protection Act, any person who intends to sell, lend or distribute media materials harmful to minors or provides them for viewing or utilization is required to confirm the age of the intended user, and shall not sell, rent or distribute such materials, or provide them for viewing or utilization, to minors. A person in violation may be punished by imprisonment for a maximum of three years or by a fine not exceeding Won 20 million.

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

A Web site for trading items is a Web site which offers the services of a brokerage or agency for the trading of tangible or intangible things gained from online games as prescribed in the Promotion Act. A Web site for trading items needs to specify on its Web site that access is not allowed for minors, and any person visiting such Web site is required to go through the adult certification process. Any Web site operator found to be operating such Web site in breach of the requirements under the public notice is subject to a maximum of 3 years of imprisonment or a maximum fine of Won 20 million. On June 3, 2009, Item Bay Co., Ltd., one of the leading Web sites in Korea for trading online game items, initiated an administrative proceeding against the MIHWAF seeking cancellation of the MIHWAF’s public notice. Item Bay Co., Ltd. argued that “game items are purchased by users at their own discretion depending on their necessity, and remote from speculative activity. Therefore, Web sites for trading online game items do not fall under media harmful to minors.” Nevertheless, the court ruled against Item Bay, rendering that “Trading items on Item Bay falls under speculative activity as it is hard for game users to resist the temptation of cash trades through which they may easily gain items, which will cause users to be attracted to the cash convertibility of items rather than the game itself,” and the ruling was confirmed by the Supreme Court in 2010.

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

According to the recent announcement made during the “Conference on Creation of New Content Markets through Convergence of Culture and ICT” recently held by the MSIP and the MCST, a new system will be implemented to allow children/youths to use game services during night time upon request from their parents, giving an option to parents.

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

A subsequent amendment of the Juvenile Protection Act dated March 22, 2013, (i) added a new provision, in response to increasing business operation of various new forms such as business providing facilities for both video products and games, to further expand the category of business which minors are prohibited from entering, or are prohibited from hiring minors, by including the business providing combined media materials, based on the general consensus that such business is harmful to minors (Article 2(5)); and (ii) in order to enhance the protection of juveniles from harmful media products, clarified the scope of persons under a duty to affix a mark indicating harmfulness to juveniles, which previously had been delegated to the promulgation by the Presidential Decree, by specifying them within the Juvenile Protection Act as persons who manufacture, import, duplicate or provide games (Article 13).

Before a revision to the Juvenile Protection Act on June 22, 2015, materials that were not deliberated on/determined as materials harmful to youth were subject to a rating and indication of content information on sexual explicitness, violence, etc. In practice, however, materials that were given an advance rating were already subject to indication of content information under applicable laws, which made the regulation redundant, while it was impossible to indicate content information after distribution in case of materials subject to an ex post facto deliberation such as information and communication materials, which left the act without any practical benefit. It was against this background that the revised Juvenile Protection Act, which eliminated the provision requiring indication of content information of materials, took effect on June 22, 2015, mitigating the burden of the manufacturers and distributors of materials, including games.

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

Regulations on sound upbringing of minors

In Japan, Internet and game software content is generally regulated at the local, rather than the national, level. Many local governments have ordinances regarding the sound upbringing of minors, which empower competent authorities to designate game software as detrimental to the sound upbringing of minors and prohibit the sale or distribution to minors of such designated game software. In addition, the Computer Entertainment Rating Organization, or “CERO,” a nonprofit organization, offers rating services for home-use games, including online and mobile games. Game developers may request a rating for their game software from CERO, which will then review such software and assign one of the following five ratings: “suitable for users of all ages,” “suitable for users 12 years old or older,” “suitable for users 15 years old or older,” “suitable for users 17 years old or older,” and “suitable only for users

18 years old or older.” Ratings are based on, among other factors, the degree of sex, violence and anti-social expression in the game software content. Once a rating is assigned, the relevant game software must prominently display such rating.

United States

Game Ratings and Attempts to Regulate Access to Children

Most video game software publishers comply with the standardized rating system established by the Entertainment Software Rating Board, or the “ESRB,” a non-profit, self-regulatory body established in 1994 by the Entertainment Software Association, or the “ESA.” The ESRB rates video games submitted by video game publishers; the ratings include both a symbol for age appropriateness (e.g., “E” for Everyone or “M” for Mature) and a content descriptor (e.g., “Blood and Gore” or “Intense Violence”). The ESRB specifically excludes any online interactions from the rating, as the ESRB is unable to review content, such as chat, text, audio and video generated by other users in an online environment. In 2015, the ESRB, in partnership with the International Age Rating Coalition, extended the ESRB rating system to games accessible via mobile and digital marketplaces.

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

The United States Federal Trade Commission, or the “FTC,” has also taken action with respect to improper ratings pursuant to its broad authority to prohibit fraudulent, deceptive, or unfair business practices. For example, in response to allegations that two videogame publishers failed to disclose hidden nudity and sexually-themed content to the ESRB during the ratings process, the FTC issued a consent order compelling the videogame publishers not to, expressly or implicitly, misrepresent the ratings or content descriptors of their video games and to maintain a system that ensures that all of the content in their video games is considered and reviewed in preparing submissions to the ESRB. The FTC has posted an online form on its Web site for the public to file complaints regarding video game ratings that do not accurately reflect of the content of the game, and has posted a primer for parents describing the ESRB ratings, parental controls, and other video game resources. The FTC issues periodic marketing reports to Congress and in 2009, the FTC reported that 20% of underage “undercover shoppers” were able to purchase “M” rated video games. An Undercover survey in 2010-11, however, showed a statistically significant improvement with only 13% of underage shoppers being able to purchase “M” rated games. That statistic remained at 13% in the 2012 undercover survey, which noted that it is more difficult for an underage consumer to buy an M-rated video game at retail than to see a violent film in the movie theater.

A number of bills have been introduced in Congress to specifically regulate the sale of video games with violent content to minors, but currently no such federal laws are in effect. Several states and cities have enacted or are considering laws that would regulate game industry content and marketing, including the rental or sale of games with violent content by or to minors.

For example, the State of Maryland has enacted a law that regulates the sale of video games with explicit sexual content to minors. The Maryland law has not been challenged in court, remains in force, and is supported by the ESA. Other states have enacted laws that require the posting of signs providing information about ESRB ratings. To date, laws that regulate the sale of video games based on content, when challenged, have been declared unconstitutional. Most prominently, the United States Supreme Court ruled in 2011 that a California law that imposed fines on retailers that sell certain violent video games to minors violated the First Amendment of the U.S. Constitution. The Court held that video games represent a form of protected expression under the First Amendment, and that California’s statute, no matter how well intentioned, lacked adequate justification for the regulation of such speech. Yet, lawmakers may persist in attempting to pass regulation restricting the sale of violent video games to minors, particularly in the wake of several well-publicized incidents of mass violence. A bill proposed by Senator Rockefeller in 2013, the Violent Content Research Act, proposed the National Academy of Sciences study the relationship between real-world violence and virtual-world violence in video games in hopes that conclusive statistical and scientific data could support renewed call for legislation. President Obama also called upon the Center for Disease Control (CDC) and scientific agencies to conduct research on the causes and prevention of gun violence, including investigating the relationship between video games, media images and violence, though Congress has not approved funding for the research.

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

In 2015, the FTC settled cases against two application developers based on alleged COPPA violations. The FTC alleged that the application developers violated COPPA by permitting third parties to use persistent identifiers to serve advertisements to children. According to the FTC, the application developers failed to inform the advertising networks that the applications were directed toward children and failed to provide notice and get consent to collect the information from the children’s parents. The settlements require the application developers to pay civil penalties of US$60,000 and US$300,000 and prohibits the companies from committing further violations of COPPA. These cases were the first in which the FTC found a COPPA violation solely based on the collection of personal information through third party advertising cookies.

Protection of Personal Information

Most states have some form of specific legislation regarding the protection of personal information collected, processed, maintained or used in electronic form, as well as specific notification procedures in the event that such information is accessed by unauthorized individuals. Under these laws, among other things, businesses are required to implement and maintain reasonable security measures designed to protect the computerized personal information of its customers or users from unauthorized access, disclosure or use. These measures may require the encryption of sensitive data, such as credit card numbers, social security numbers, bank security access codes, etc. In the event that a business suffers a security breach, these laws generally require the business to provide notice of such breach to each individual user affected by the breach, and in some circumstances, to the State Attorney General, the FTC, or other state or federal agencies. In addition, if such personal information is accessed by unauthorized individuals as a result of the business’ failure to use reasonable measures to protect the information, the business may be liable to those customers for any misuse of such personal information and may be liable for statutory fines or penalties, as well as civil and even potential criminal prosecution by government authorities. In 2014, California and Florida expanded the definition of “personal information” to include a user name or email address in connection with a password or security question that would permit access to an online account. Theft, loss or unauthorized access to these data elements would trigger mandatory breach notification obligations in these jurisdictions.

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

In February 2013, the FTC released a Staff Report on mobile privacy disclosures which recommends that mobile app developers post a privacy policy accessible through the app or the app store, provide just-in-time disclosures and obtain affirmative express consent when collecting sensitive information such as children’s data. The FTC Report also encourages mobile app developers to consider participating in self-regulatory programs, trade associations and industry organizations which may provide guidance on short-form privacy disclosures. The FTC has increased its scrutiny of mobile platforms and mobile apps and brought several consent decrees against app developers in 2011, 2012, 2013, 2014 and 2015 relating to misleading privacy disclosures, the over-collection of data from a user’s mobile device, and the collection of information from children under 13 in violation of COPPA.

In 2013, the California Attorney General issued guidance for mobile app developers which recommends, among other things, that app developers use enhanced measures or special notices, to alert users to unexpected data use cases.

Misleading Advertisements

In 2014, the FTC took action against a video game company for making false and misleading statements in advertisements relating to “cross platform gaming,” saving functions, and availability of certain features. In 2015, the FTC approved a final settlement enjoining the video game company from making misleading statements in advertisements in the future and requiring it to provide harmed consumers with a US$25.00 cash or credit refund or a US$50.000 voucher for video games or services.

Moreover, in 2015, the FTC issued its Enforcement Statement on Deceptively Formatted Advertisements which sets forth the agency’s guidelines as to native advertisements placed within various media, including video games. The guidelines require that consumers must be made aware of the nature and source of native advertisements (advertisements “that match the design, style and behavior of the digital medium in which it is disseminated”). If the advertising nature and attribution of the advertisement is not clear, the advertisement will be deemed to be deceptive. Like other media, advertisements placed within a video game are subject to these guidelines.

Liability Arising from User Speech and Conduct

Section 230 of the Communications Decency Act of 1996, or the “CDA,” provides limited protection to interactive computer services, such as an online game service, from liability for publishing information posted or provided by others, such as the users of an online game service. The CDA can, for example, help protect an online game service provider from liability as a publisher that could otherwise arise from a user making defamatory statements on the service about another user. Section 230 has also been used to protect intermediaries against claims of negligent misrepresentation, interference with business expectancy, breach of contract, intentional nuisance, violations of federal civil rights, and emotional distress. The protections of the CDA, however, do not immunize interactive computer services from criminal liability under United States Federal law (e.g., obscenity or child pornography), for infringement of intellectual property law, or any state laws that are not inconsistent with the CDA.

Some commentators consider Section 230 of the CDA controversial and have called for it to be amended by Congress because a number of courts have interpreted it as granting broad tort immunity. One case rejected immunity by holding that claims involving a person’s personal information is a violation of such persons’ publicity rights, which the court held were intellectual property rights outside of the scope of immunity. Another court held that an interactive computer service was not immune from federal Fair Housing Act violations because the interactive computer service provided tools such as pull down menus that assisted the users in creating the content that violated the Fair Housing Act. State law proposals have sought to limit the protections offered by the CDA by introducing legislation to carve out protection in cases of violations of state criminal law or child prostitution. Thus far, no such law has been enacted or upheld.

Congress or the courts could continue to narrow the application of Section 230 of the CDA, in which case online game service operators, such as the Company, could face increased potential liability for certain speech or conduct by the users on their online game service.

ITEM 4.C.	ORGANIZATIONAL STRUCTURE

The following is our organizational structure as of March 31, 2016:

ITEM 4.D.	PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2015, our property and equipment mainly consisted of (i) game engines, (ii) network servers, (iii) PCs and (iv) software purchased externally. As of December 31, 2015, the net book value of our property and equipment was Won 882 million (US$754 thousand). Because our main business is to develop and distribute online and mobile game services, we do not own any factories.

Korea

Our principal executive and administrative offices are located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea. We currently occupy 74,904 square feet of office space, which we lease from Korea Software Industry Promotion Agency, pursuant to a lease that will expire on December 31, 2016 and which is renewable for three additional years. The annual lease payment amounts to Won 1,503 million (US$1,285 thousand). The offices of NeoCyon, our 96.11% owned subsidiary, are located at 14F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea. NeoCyon currently occupies 9,980 square feet of office space, subleased from us. The annual lease payment amounts to Won 200 million (US$171 thousand). We believe that the existing facilities of Gravity and NeoCyon are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

United States

The offices of Gravity Interactive, our wholly-owned subsidiary in the United States, are located at 7001 Village Drive, Suite 150, Buena Park, California 90621. Gravity Interactive currently occupies 5,838 square feet of office space, leased from a third party. The annual lease payment amounts to US$74 thousand. We believe that the existing facilities of Gravity Interactive are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

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

OVERVIEW

We are a leading developer and distributor of online games in Japan and Taiwan based on the number of peak concurrent users. Our headquarters is in Korea, and we are incorporated under the laws of Korea. Our revenues have been and continue to be driven primarily by our first game, Ragnarok Online, which was commercially launched in August 2002. Our future growth and profitability will be determined by our ability to enhance the features on our existing games and introduce new games with characters, features and functions that gain market acceptance and following.

In 2015, our revenues decreased by 10.6% to Won 35,660 million (US$30,497 thousand) from Won 39,889 million in 2014. In 2014, our revenues decreased by 16.3% to Won 39,889 million from Won 47,685 million in 2013. We recorded a net loss attributable to parent company of Won 16,965 million (US$14,058 thousand) in 2015 as compared to a net loss attributable to parent company of Won 20,907 million in 2014 and a net loss attributable to parent company of Won 18,588 million in 2013. Our gross profit margin increased to 15.1% in 2015 from 14.3% in 2014, which was decreased from 25.8% in 2013. Our operating margin was negative 48.3% in 2015 due to an operating loss of Won 17,229 million (US$14,735 thousand) in 2015 as compared to a negative operating margin of 29.7% in 2014 and versus a negative operating margin of 35.1% in 2013. The decrease in revenues in 2015 was primarily due to: (i) decreased royalties and license fees from Ragnarok Online in Japan; (ii) decreased subscription revenues from Ragnarok Online II in the United States/Canada and Taiwan; and (iii) decreased revenues from NeoCyon’s website development and operation services for third parties. The decrease in revenues in 2015 was partially offset by increased revenues from Ragnarok Online in Korea, Taiwan and Hong Kong/Macau. Our cost of revenues for 2015 decreased as compared to 2014 mainly due to decreased salaries, depreciation on property and equipment and outsourcing fees. Our operating expenses for 2015 increased as compared to 2014 mostly due to increased impairment losses on intangible assets and goodwill. Our revenue trend will continue to be materially affected in the future by the popularity of online and mobile games introduced by our competitors.

Our corporate income tax rate in 2015 was 22%.

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

Online games—royalties and license fees

We license the right to market and distribute our games in various countries for a license fee and receive monthly royalties based on an agreed percentage of the licensees’ revenues from our games. For a table setting forth details of each license agreement of our principal product, Ragnarok Online, see ITEM 4.B. “BUSINESS OVERVIEW—OUR MARKETS—Overseas markets.”

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

We also receive royalty revenues from our licensees based on an agreed percentage of each of the licensees’ revenues from our games. Royalty revenues are recognized on a monthly basis after the licensee confirms its revenues based on the licensee’s sales from our games during the month. Our licensees’ sales consist of revenues from subscription fees and micro-transactions. We generally are advised by each of our licensees as to the amount of royalties earned by us from such licensee within 15 to 25 days following the end of each month and we generally receive payments of the royalties within 20 to 30 days following the end of each month.

Mobile games and applications revenue

Mobile games and applications revenue consists of (i) revenues from micro-transactions and a proportion of the per-download fees that users pay in cases where we directly provide mobile games services to users, such as in Korea; (ii) license fees and guaranteed minimum royalty payments, and royalty revenues from our licensees to which we license the right to market and distribute our mobile games in overseas countries; (iii) contract prices, which are related to various development services and products provided by us to third parties, such as developing games embedded in mobile phones, mobile applications, and sound for mobile phones and appliances; (iv) revenues from mobile games operation service for third parties; and (v) intellectual property license fees and/or guaranteed minimum royalty payments, and royalty revenues from third parties that develop and provide services for mobile games based on our original intellectual property.

Micro transaction fees for in-game items are deferred when such in-game items are purchased by users and recognized ratably as revenues over the estimated game life cycle of the user or recognized as revenue when the purchased in game items are used in the games. Such life cycle is calculated based on the weighted average game usage days of each game. Per-download fees are recognized on a monthly basis as they are earned. License fees are deferred and recognized ratably as revenue over the license period and guaranteed minimum royalty payments are deferred and recognized as the relevant royalty is earned. Upfront fees including license fees and guaranteed minimum royalty payments are recorded as deferred revenue and recognized ratably over the life of the contract. Royalty revenues are based on an agreed percentage of each of the licensees’ revenues based on the licensee’s sales from our mobile games and recognized on a monthly basis. Revenues of contract prices for certain mobile applications are recognized by measuring progress-to-completion under the percentage-of-completion method. If we do not have a sufficient basis to measure progress towards completion, revenues are recognized when we receive final acceptance from the customer that the services have been completed. Other contract prices are recognized when the products or services have been delivered or rendered and the customers can begin use in accordance with the contractual terms. Revenues from mobile games operation service are based on an agreed percentage of each of the licensors’ revenues based on the licensor’s sales from the mobile games we operate on their behalf and recognized on a monthly basis after the licensor confirms its revenues based on the licensor’s sales from the relevant mobile games during the month. Intellectual property royalty revenues are recognized on a monthly basis.

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

Revenues from sales of console games are derived from a specified percentage of the publisher’s sales after deductibles, including payments to the platform holder and others, and recognized on a quarterly basis as they are earned by the publisher. Royalty payments from game character merchandising are recognized on a quarterly basis as they are earned by the licensee. Contract prices for our services provided to third parties are recognized when the products or services have been delivered or rendered and the customers can begin their use in accordance with the contractual terms.

The following table sets forth a breakdown of revenues by type of revenue and the percentage of total revenue for the periods indicated:

	Year Ended December 31,
Revenue Type	2013			2014			2015			2015(1)
	(In millions of Won and thousands of US$, except percentages)
Online games—subscription revenue	~~W~~	8,206	17.2%	~~W~~	7,962	20.0%	~~W~~	6,521	18.3%	US$	5,577
Online games—royalties and license fees		21,726	45.6		13,093	32.8		11,010	30.9		9,416
Mobile games and applications		14,504	30.4		15,055	37.7		15,078	42.3		12,895
Character merchandising, animation and other revenue		3,249	6.8		3,779	9.5		3,051	8.5		2,609

Total	~~W~~	47,685	100.0%	~~W~~	39,889	100.0%	~~W~~	35,660	100.0%	US$	30,497

Notes:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,169.26 to US$1.00, the noon buying rate in effect on December 31, 2015 as certified by the Federal Reserve Bank of New York for customs purposes.

Cost of revenues

Our cost of revenues consists principally of the following:

•

operational expenses, server depreciation expenses, server maintenance costs and related personnel costs, outsourcing fees related to developing updates to games currently commercially offered and amortization of development-related costs as described in ITEM 5.A. “OPERATING RESULTS—CRITICAL ACCOUNTING POLICIES—Capitalized software development costs;”

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

The cost of revenues from the payments to Mr. Myoung-Jin Lee was Won 197 million (US$168 thousand) for 2015 and Won 185 million for 2014. This agreement expires in January 2033.

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

Research and development expenses

Research and development expenses consist primarily of payroll and other overhead expenses which are all expensed as incurred (i) until technological feasibility of an online game is reached or (ii) until commercial operation of a mobile game commences. Once technological feasibility of an online game is reached, these costs are capitalized and, once commercial operation commences, amortized as cost of revenues. See ITEM 5.A. “OPERATING RESULTS—CRITICAL ACCOUNTING POLICIES—Capitalized software development costs.”

Foreign currency effects

In 2015, 49.0% of our revenues were denominated in foreign currencies, primarily in U.S. dollar and Japanese Yen.

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

As of December 31, 2015, 2014 and 2013, we had no foreign currency forward contract outstanding. See ITEM 11. “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK—Foreign currency risk.”

Income tax expenses

See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR BUSINESS—Adverse changes in the withholding tax rates in the countries from which we receive license fees and royalties could adversely affect our net income.” and ITEM 5.A. “OPERATING RESULTS—CRITICAL ACCOUNTING POLICIES—Income taxes.”

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

Revenue recognition

We derive, and expect to continue to generate, most of our revenues from online game subscription revenue generated in the countries where our games are offered by us, royalties and license fees paid by our licensees in overseas markets, and mobile games and applications revenue. Our revenues can be classified into the following four categories: (i) online games—subscription revenue; (ii) online games—royalties and license fees; (iii) mobile games and applications revenue; and (iv) character merchandising, animation and other revenue. For details, see ITEM 5.A. “OPERATING RESULTS—OVERVIEW—Revenues.”

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

We performed our annual impairment test for goodwill at our reporting unit using data as of December 31, 2013, 2014 and 2015. In performing the valuations, we used cash flows, which reflected management’s forecasts and discount rates which reflect the risks associated with the current market. Prior to performing the two-step impairment test for goodwill, we performed a qualitative assessment for the reporting unit.

In 2014, we concluded not to recognize impairment loss for goodwill as the fair value of the business reporting unit was determined to be greater than its carrying amount.

In 2015, we recorded impairment losses of Won 1,210 million in the reporting unit NeoCyon, as a result of the goodwill impairment test. The fair value of the reporting unit was estimated principally using the expected present value of the future cash flows. Due to a decline in forecasted performance in our annual goodwill impairment test, the fair value of the reporting unit NeoCyon was determined to be lower than its carrying amount.

In performing the annual impairment test for goodwill for Gravity Games in 2013, the fair value of the business reporting unit Gravity Games was determined to be lower than its carrying amount. Therefore, during the fiscal year ended December 31, 2013, we recorded impairment losses of ~~W~~2,653 million in the reporting unit of Gravity Games due to the overall decline in the fair value of the reporting unit and uncertainty regarding the future. The fair value of the reporting unit was estimated principally using the expected present value of the future cash flows. As a result of such impairment, the goodwill for the reporting unit of Gravity Games Corporation was fully written off as of December 31, 2013.

Product technology, presented as an acquired intangible asset in balance sheets, represents product technology related to Dragonica which was recognized as a result of a business combination with Gravity Games in 2010 and illustrated images purchased from a third party in 2014. As of December 31, 2015, the carrying value of such product technology are nil and Won 23 million, respectively.

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

Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities, and the extent to which deferred tax assets can be realized. A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the business operates and the overall future industry outlook. In 2014 and 2015, we concluded that it was more likely than not that deferred tax assets of Gravity and its subsidiaries could not be realized in the near future based on our historical and projected net and taxable income. As a result, we recognized full allowance from deferred tax assets.

Segment Reporting

An operating segment is defined as a component of a company that engages in business activities for which discrete financial information is available and that is regularly reviewed by the company’s Chief Operating Decision Maker (the “CODM”) to make decisions about resources to be allocated to the segment and assess its performance. In accordance with ASC 280, Segment Reporting, the Company currently operates and manages its business as several operating and reportable segments.

Our operating segments are consistent with our internal organizational structure, the manner in which our operations are reviewed and managed by our Chief Executive Officer, who is our CODM, the manner in which we assess operating performance and allocate resources, and the availability of separate financial information.

We had previously reported our results of operations under one operating segment. In 2015, we realigned new operating segments comprised of online game operations and mobile game operations. During the fiscal year of 2015, our CODM decided to begin to receive and analyze separate financial information of the operating segments in order to perform independent evaluations about our online game operations and mobile game operations and to make separate business decisions and, also to allocate resources for each segment. The nature of change is based on our consideration about (i) recent focus on mobile game business due to significant growth of global mobile game market as well as (ii) gradually declining portion of our online game revenues in our total revenues.

Our CODM does not review any information regarding total assets on an operating segment basis, and accordingly, no disclosure is made with respect thereto. Information on the operating segments and reconciliations of total net revenues and total segment operating income to consolidated net revenues from external customers and consolidated operating income for the years ended December 31, 2013, 2014, and 2015 are presented in the table below.

	2013		2014		2015
	(In millions of Korean Won)
Segment net Revenues
Online games	~~W~~	31,726	~~W~~	22,153	~~W~~	18,147
Mobile games		15,097		15,649		15,350
Other		4,970		4,772		3,830
Elimination		(4,108)		(2,685)		(1,667)

Total	~~W~~	47,685	~~W~~	39,889	~~W~~	35,660

	2013		2014		2015
	(In millions of Korean Won)
Income from operations
Online games	~~W~~	(9,462)	~~W~~	(4,625)	~~W~~	(7,038)
Mobile games		(5,116)		(7,196)		(9,701)
Other		(16)		(386)		398
Elimination		(2,136)		378		(888)

Total	~~W~~	(16,730)	~~W~~	(11,829)	~~W~~	(17,229)

Recent accounting pronouncements

In July 2013, the FASB issued ASU 2013-11, Income Taxes, which requires the presentation of certain unrecognized tax benefits as reductions to deferred tax assets rather than as liabilities in the Consolidated Balance Sheets when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The new standard requires adoption on a prospective basis in the first quarter of 2015. The adoptions of ASU 2013-05 did not have a material impact on our consolidated financial statements.

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. This guidance will be effective beginning January 1, 2018 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. We are currently evaluating the adoption method as well as the impact of this new accounting guidance on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements-Going Concern, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The ASU shall be applied at the effective date, and we are in the process of evaluating the impact of the standard on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. We do not expect the adoption of this standard to have a material impact on our consolidated statement of operations or consolidated balance sheet, but it may result in additional disclosures.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, an amended standard, requiring that we classify all deferred tax assets and liabilities as non-current on the balance sheet instead of separating deferred taxes into current and non-current. The amended standard is effective for us beginning in the first quarter of 2017; early adoption is permitted and we are evaluating whether we will early adopt. The amended standard may be adopted on either a prospective or retrospective basis. We do not expect that the adoption of this standard will have a significant impact on our financial position or results of operations.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall, which changes the accounting for financial instruments that primarily affect equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. This standard is effective for us beginning in the first quarter of 2018; certain provisions allow for early adoption and we are evaluating whether we will elect to early adopt these provisions. The new standard should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, with certain exceptions. We do not expect that the adoption of this standard will have a significant impact on our financial position or results of operations.

In February 2016, the FASB issued ASU 2016-02, Leases, which provides guidance for lease accounting. The new guidance contained in the ASU stipulates that lessees will need to recognize a right-of-use asset and a lease liability for substantially all leases (other than leases that meet the definition of a short-term lease). The liability will be equal to the present value of lease payments. Treatment in the consolidated statements of comprehensive loss will be similar to the current treatment of operating and capital leases. This standard will be effective for annual reporting periods (including interim reporting period within those periods) beginning after December 15, 2018. We are in the process of evaluating the impact of the standard on its consolidated financial statements.

RESULTS OF OPERATIONS: 2015 COMPARED TO 2014

The following table summarizes our results of operations for the periods indicated:

	Year Ended December 31,
	2014		2015		2015(1)		% Change
	(In millions of Won and thousands of US$, except percentages)
Revenues:
Online games—subscription revenue	~~W~~	7,962	~~W~~	6,521	US$	5,577	(18.1)%
Online games—royalties and license fees		13,093		11,010		9,416	(15.9)
Mobile games and applications		15,055		15,078		12,895	0.2
Character merchandising, animation and other revenue		3,779		3,051		2,609	(19.3)

Total net revenue		39,889		35,660		30,497	(10.6)
Cost of revenue		34,188		30,282		25,898	(11.4)

Gross profit		5,701		5,378		4,599	(5.7)
Gross profit margin(2)		14.3%		15.1%		15.1%
Operating expenses:
Selling, general and administrative expenses		12,682		11,481		9,819	(9.5)
Research and development		4,847		5,277		4,513	8.9
Impairment loss on intangible assets		1		5,849		5,002	N/M

Total operating expenses		17,530		22,607		19,334	29.0
Operating loss		(11,829)		(17,229)		(14,735)	45.7
Operating profit margin(3)		(29.7)%		(48.3)%		(48.3)%
Other income (expenses):
Interest income		1,137		675		577	(40.6)
Interest expense		(11)		(4)		(3)	(63.6)
Foreign currency loss, net		(152)		256		219	(268.4)
Gain on liquidation of a foreign subsidiary		—		624		534	N/M
Others, net		3		—		—	N/M

Total net other income		977		1,551		1,327	58.8
Loss before income tax expenses and equity loss on investments		(10,852)		(15,678)		(13,408)	44.5
Income tax expenses		10,147		1,351		1,155	(86.7)
Loss before equity loss on investments		(20,999)		(17,029)		(14,563)	(18.9)
Equity loss on investments, net		—		—		—	N/M

Net loss		(20,999)		(17,029)		(14,563)	(18.9)
Net loss attributable to:
Non-controlling interest(4)		(92)		(64)		(55)	(30.4)

Parent company	~~W~~	(20,907)	~~W~~	(16,965)		US$((14,508)	(18.9)

Other comprehensive loss
Foreign currency translation adjustment		(153)		(827)		(707)	440.5
Comprehensive loss		(21,152)		(17,856)		(15,270)	(15.6)

Comprehensive loss attributable to:
Non-controlling interest(4)		(92)		(64)		(55)	(30.4)

Parent company	~~W~~	(21,060)	~~W~~	(17,792)	US$	(15,215)	(15.5)%

N/M = not meaningful

Notes:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,169.26 to US$1.00, the noon buying rate in effect on December 31, 2015 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)	Gross profit margin for each period is calculated by dividing gross profit by total net revenue for each period.

(3)	Operating profit margin for each period is calculated by dividing operating loss by total net revenue for each period.

(4)

Represents the non-controlling interest in NeoCyon, a 96.1%- held subsidiary acquired in December 2005, and Gravity Games, a subsidiary acquired in October 2010, in which our initial ownership was 50.8% and which increased to 85.5% in August 2013.

Revenues

Our total revenues decreased by 10.6% to Won 35,660 million (US$30,497 thousand) in 2015 from Won 39,889 million in 2014, primarily due to:

•

a 15.9% decrease in royalties and license fees to Won 11,010 million (US$9,416 thousand) in 2015 from Won 13,093 million in 2014, which was due mainly to decreased revenues from Ragnarok Online in Japan resulting from increasing competition and decreasing Ragnarok Online game users due to the relative maturity of such game, and the strengthening of the Korean Won by approximately 5.3% against the Japanese Yen from 2014 to 2015;

•

a 18.1% decrease in subscription revenue to Won 6,521 million (US$5,577 thousand) in 2015 from Won 7,962 million in 2014, resulting primarily from decreased revenues from Ragnarok Online II in the United States/Canada and Taiwan resulting from increasing competition and weak demand for the game, though such decrease was partially offset by an increase in revenues from Ragnarok Online in Korea; and

•

a 19.3% decrease in character merchandising, animation and other revenue to Won 3,051 million (US$2,609 thousand) in 2015 from Won 3,779 million in 2014, which was mainly attributable to decreased revenues from NeoCyon’s web site development and operation services for third parties.

Such decreases were partially offset by:

•

a 0.2% increase in mobile games and applications revenue to Won 15,078 million (US$12,895 thousand) in 2015 from Won 15,055 million in 2014, which was mainly driven by revenue from mobile applications provided to third party enterprises.

Cost of revenues

Our cost of revenues decreased by 11.4% to Won 30,282 million (US$25,898 thousand) in 2015 from Won 34,188 million in 2014, primarily due to:

•	a 10.7% decrease in salaries to Won 10,163 million (US$8,692 thousand) in 2015 from Won 11,378 million in 2014 primarily resulting from a decrease in the number of employees;

•

a 60.8% decrease in depreciation expenses to Won 484 million (US$414 thousand) in 2015 from Won 1,234 million in 2014, which was mostly related to the completed depreciation of the MS software license for game servers; and

•

a 20.5% decrease in outsourcing fees to Won 2,731 million (US$2,336 thousand) in 2015 from Won 3,435 million in 2014 primarily resulting from a decrease in outsourcing fees for NeoCyon’s web site development and operation service for third parties.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit decreased by 5.7% to Won 5,378 million (US$ 4,599 thousand) in 2015 from Won 5,701 million in 2014. Our gross profit margin increased to 15.1 % in 2015 from 14.3% in 2014.

Operating expenses

Selling, general and administrative expenses.    Our selling, general and administrative expenses decreased by 9.5% to Won 11,481 million (US$9,819 thousand) in 2015 from Won 12,682 million in 2014, primarily due to:

•

a 13.7% decrease in salaries to Won 4,086 million (US$3,495 thousand) in 2015 from Won 4,735 million in 2014 mostly attributable to a decrease in salaries as a result of a decrease in the number of employees; and

•	a 6.8% decrease in commission paid to Won 2,938 million (US$2,513 thousand) in 2015 from Won 3,152 million in 2014 mostly attributable to a decrease in the registration fee of a trademark.

Research and development expenses.    Our research and development expenses increased by 8.9% to Won 5,277 million (US$4,513 thousand) in 2015 from Won 4,847 million in 2014 mainly due to increases in development expenses for mobile games.

Impairment loss on intangible assets.    We had Won 5,849 million (US$5,002 thousand) in impairment losses on intangible assets in 2015, which mostly consisted of impairment losses for capitalized research and development cost of Ragnarok Online II and goodwill of NeoCyon, compared to impairment losses on intangible assets of Won 1 million in 2014.

Refund of initial payments received.    The Ragnarok Online II license agreement in Japan with GungHo was terminated on February 12, 2016. As part of the termination, US$5,000 thousand in initial payments received from GungHo will be refunded in four equal payments by the end of December 2017.

Operating loss and operating profit margin

As a result of the cumulative effects of the reasons stated above, we recorded an operating loss of Won 17,229 million (US$14,735 thousand) in 2015, compared to an operating loss of Won 11,829 million in 2014, and our operating profit margin was negative 48.3% in 2015.

Net other income

Our net other income increased by 58.8% to Won 1,551 million (US$1,327 thousand) in 2015 from Won 977 million in 2014 primarily due to other income related to the liquidation of Gravity Middle East & Africa FZ LLC in 2015. As a result of the liquidation, the entire accumulated other comprehensive income balance of Won 624 million relating to Gravity Middle East & Africa FZ LLC was reclassified to other income.

Income tax expenses

We recorded an income tax expense of Won 1,351 million (US$1,155 thousand) in 2015, compared to an income tax expense of Won 10,147 million in 2014 primarily due to recognizing the full valuation on allowances from deferred tax assets of Gravity and NeoCyon in 2014. In assessing the realizability of deferred tax assets, we considered whether it was more likely than not some portion or all of the deferred tax assets would not be realized. In 2014, we recorded a full valuation allowance on deferred tax assets of Gravity and NeoCyon, as we determined that it was more likely than not that none of the deferred tax assets were realizable in the near future.

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

Net loss attributable to parent company

As a result of the foregoing, we recorded a net loss attributable to parent company of Won 16,965 million (US$14,508 thousand) in 2015 compared to a net loss attributable to parent company of Won 20,907 million in 2014.

Segment Results

Our net revenue from online game operations, prior to adjusting for inter-segment transactions, was Won 18,147 million (US$15,520 thousand) in 2015, which was a 18.1% decrease from Won 22,153 million in 2014. Such decrease was primarily due to (i) decreased revenues from Ragnarok Online in Japan and the strengthening of the Korean Won by approximately 5.3% against the Japanese Yen from 2014 to 2015 and (ii) decreased revenues from Ragnarok Online II in the United States/Canada and Taiwan. Our net revenue from mobile game operations was Won 15,350 million (US$13,128 thousand) in 2015, which was a 1.9% decrease from Won 15,649 million in 2014, mostly related to a decline in revenues from mobile games released in previous years.

Prior to adjusting for inter-segment transactions, we recorded an operating loss of Won 7,038 million (US$6,019 thousand) from online game operations in 2015, which was an increase of 52.2% from Won 4,625 million in 2014, resulting mainly from an impairment loss for capitalized research and development cost of Ragnarok Online II. Also, our operating loss from mobile game operations was Won 9,701 million (US$8,297 thousand), which was an increase of 34.8% from Won 7,196 million in 2014, mainly due to an increase in advertising expenses and research and development expenses.

RESULTS OF OPERATIONS: 2014 COMPARED TO 2013

The following table summarizes our results of operations for the periods indicated:

	Year Ended December 31,
	2013		2014		% Change
	(In millions of Won, except percentages)
Revenues(1):
Online games—subscription revenue	~~W~~	8,206	~~W~~	7,962	(3.0)%
Online games—royalties and license fees		21,726		13,093	(39.7)
Mobile games and applications		14,504		15,055	3.8
Character merchandising, animation and other revenue		3,249		3,779	16.3

Total net revenue		47,685		39,889	(16.3)
Cost of revenue		35,399		34,188	(3.4)

Gross profit		12,286		5,701	(53.6)
Gross profit margin(2)		25.8%		14.3%
Operating expenses:
Selling, general and administrative expenses		17,063		12,682	(25.7)
Research and development		6,131		4,847	(20.9)
Impairment loss on intangible assets		5,822		1	(99.9)

Total operating expenses		29,016		17,530	(39.6)
Operating loss		(16,730)		(11,829)	(29.3)
Operating profit margin(3)		(35.1)%		(29.7)%
Other income (expenses):
Interest income		1,334		1,137	(14.8)
Interest expense		(41)		(11)	(73.2)
Foreign currency loss, net		(413)		(152)	(63.2)
Others, net		1,225		3	(99.8)

Total net other income		2,105		977	(53.6)
Loss before income tax expenses and equity loss on investments		(14,625)		(10,852)	(25.8)
Income tax expenses		5,108		10,147	98.6
Loss before equity loss on investments		(19,733)		(20,999)	6.4
Equity loss on investments, net(4)		(18)		—	N/M

Net loss		(19,751)		(20,999)	6.3
Net loss attributable to:
Non-controlling interest(5)		(1,163)		(92)	(92.1)

Parent company	~~W~~	(18,588)	~~W~~	(20,907)	12.5

Other comprehensive loss
Foreign currency translation adjustment		(1,327)		(153)	(88.5)
Comprehensive loss		(21,078)		(21,152)	0.4

Comprehensive loss attributable to:
Non-controlling interest(5)		(1,163)		(92)	(92.1)

Parent company	~~W~~	(19,915)	~~W~~	(21,060)	5.7%

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

(2)	Gross profit margin for each period is calculated by dividing gross profit by total net revenue for each period.

(3)	Operating profit margin for each period is calculated by dividing operating loss by total net revenue for each period.

(4)	Represents the loss from our 16.39% equity investment in Online Game Revolution Fund No. 1 in 2013. These investments were accounted for using the equity method of accounting.

(5)

Represents the non-controlling interest in NeoCyon, a 96.11%- held subsidiary acquired in December 2005, and Gravity Games, a subsidiary acquired in October 2010, in which our initial ownership was 50.83% and which increased to 85.5% in August 2013.

Revenues

Our total revenues decreased by 16.3% to Won 39,889 million in 2014 from Won 47,685 million in 2013, primarily due to:

•

a 39.7% decrease in royalties and license fees to Won 13,093 million in 2014 from Won 21,726 million in 2013, which was due mainly to decreased revenues from Ragnarok Online in Japan and China resulting from increasing competition and decreasing Ragnarok Online game users due to the relative maturity of such game, and the strengthening of the Korean Won by approximately 12.5% against the Japanese Yen from 2013 to 2014; and

•

a 3% decrease in subscription revenue to Won 7,962 million in 2014 from Won 8,206 million in 2013, resulting primarily from decreased revenues from Ragnarok Online II in the United States and Canada resulting from increasing competition and weak demand for the game, though such decrease was partially offset by an increase in revenues from Ragnarok Online in Korea and revenues from Ragnarok Online II in Taiwan, Hong Kong and Macau where the game was commercially released on June 2014.

Such decreases were offset by:

•

a 16.3% increase in character merchandising, animation and other revenue to Won 3,779 million in 2014 from Won 3,249 million in 2013, which was due mainly to the increased revenues from NeoCyon’s web site development and operation service for third parties; and

•

a 3.8% increase in mobile games and applications revenue to Won 15,055 million in 2014 from Won 14,504 million in 2013, mostly driven by increased revenues from Ragnarok Online—Uprising: Valkyrie which was launched in May 2012, Road to Dragon which was launched in Korea in January 2014 and Battle Ship which was launched in Korea in November 2013.

Cost of revenues

Our cost of revenues decreased by 3.4% to Won 34,188 million in 2014 from Won 35,399 million in 2013, primarily due to:

•

a 33.0% decrease in amortization expenses for intangible assets to Won 3,989 million in 2014 from Won 5,951 million in 2013 which was mostly related to decreased amortization for Dragonica and Ragnarok Odyssey. Dragonica was amortized and fully impaired in December 2013 and Ragnarok Odyssey was fully amortized in January 2014; and

•	a 9.7% decrease in salaries to Won 11,378 million in 2014 from Won 12,600 million in 2013 primarily resulting from a decrease in the number of employees.

Such decreases were offset by:

•	a 64.0% increase in outsourcing fees to Won 3,435 million in 2014 from 2,095 million in 2013, which is mostly related to NeoCyon’s web site development and operation service for third parties; and

•

a 13.7% increase in commissions paid to Won 9,436 million in 2014 from Won 8,298 million in 2013 mainly due to an increase in payments to digital storefronts where our mobile games are offered and royalty payments related to the commercial launch of some of our games.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit decreased by 53.6% to Won 5,701 million in 2014 from Won 12,286 million in 2013. Our gross profit margin decreased to 14.3% in 2014 from 25.8% in 2013.

Operating expenses

Selling, general and administrative expenses.    Our selling, general and administrative expenses decreased by 25.7% to Won 12,682 million in 2014 from Won 17,063 million in 2013, primarily due to:

•	a 31.3% decrease in salaries to Won 4,735 million in 2014 from Won 6,896 million in 2013 mostly attributable to a decrease in salaries as a result of a decrease in the number of employees; and

•	a 43.4% decrease in advertising expenses to Won 1,614 million in 2014 from Won 2,852 million in 2013 mostly attributable to a decrease in marketing expenses for mobile games.

Research and development expenses.    Our research and development expenses decreased by 20.9% to Won 4,847 million in 2014 from Won 6,131 million in 2013 mainly due to development expenses for Ragnarok Odyssey Ace for the PlayStation Vita platform in 2013, which were not incurred in 2014.

Impairment loss on intangible assets.    Impairment losses on intangible assets decreased by 99.9% to Won 1 million in 2014 from Won 5,822 million in 2013. The impairment losses on intangible assets in 2013 mostly consisted of impairment losses for goodwill of Gravity Games, intangible assets of Dragonica, and capitalized research and development cost of Requiem Returns W, Ragnarok Odyssey Ace for the PlayStation Vita Platform, Steal Fighter, Game Station, which is a mobile game service platform, Maestia and Ragnarok Online Guild Masters, none of which were incurred in 2014.

Operating loss and operating profit margin

As a result of the cumulative effects of the reasons stated above, we recorded an operating loss of Won 11,829 million in 2014, compared to an operating loss of Won 16,730 million in 2013, and our operating profit margin was negative 29.7% in 2014.

Net other income

Our net other income decreased 53.6% to Won 977 million in 2014 from Won 2,105 million in 2013 primarily due to other income related to the liquidation of Online Game Revolution Fund No. 1 in 2013, as there was no similar liquidation in 2014.

Income tax expenses

We recorded an income tax expense of Won 10,147 million in 2014, compared to an income tax expense of Won 5,108 million in 2013, mostly due to recognizing a full valuation on allowances from deferred tax assets of Gravity and NeoCyon in 2014. In assessing the realizability of deferred tax assets, we considered whether it was more likely than not some portion or all of the deferred tax assets would not be realized. In 2014, we recorded a full valuation allowance on deferred tax assets of Gravity and NeoCyon, as we determined that it was more likely than not that none of the deferred tax assets were realizable in the near future.

Equity loss on investments

In 2013, equity loss on investments represents the losses from a 16.39% partnership interest in Online Game Revolution Fund No. 1. We recorded Won 18 million as equity loss of the partnership of Online Game Revolution Fund No.1 in 2013. On December 31, 2010, the term of the partnership of Online Game Revolution Fund No. 1 expired and its liquidation was completed in June 2013, which resulted in Online Game Revolution Fund No. 1 ceasing to be our equity method investee.

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

Net loss attributable to parent company

As a result of the foregoing, we recorded a net loss attributable to parent company of Won 20,907 million in 2014 compared to a net loss attributable to parent company of Won 18,588 million in 2013.

ITEM 5.B.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2013		2014		2015		2015(1)
	(In millions of Won and thousands of US$)
Cash and cash equivalents at beginning of period	~~W~~	36,455	~~W~~	31,222	~~W~~	28,382	US$	24,273

Net cash used in operating activities		(3,244)		(6,147)		(5,978)		(5,111)
Net cash provided by (used in) investing activities		(1,234)		3,483		2,595		2,220
Net cash provided by (used in) financing activities		(619)		(144)		(117)		(101)
Effect of exchange rate changes on cash and cash equivalents		(136)		(32)		27		22

Net decrease in cash and cash equivalents		(5,233)		(2,840)		(3,473)		(2,970)

Cash and cash equivalents at end of period	~~W~~	31,222	~~W~~	28,382	~~W~~	24,909	US$	21,303

Note:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,169.26 to US$1.00, the noon buying rate in effect on December 31, 2015 as certified by the Federal Reserve Bank of New York for customs purposes.

Prior to the commercial launch of Ragnarok Online in August 2002, our principal sources of liquidity were cash from equity financing and incurrence of debt. Following the commercial launch of Ragnarok Online, our principal sources of liquidity have been cash flows from our operating activities and the proceeds from our initial public offering of ADSs in February 2005. As of December 31, 2015, we had approximately Won 24,909 million (US$21,303 thousand) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and time deposits with a maturity of three months or less at the time of purchase. Net cash used in investing activities has consisted primarily of purchase of properties and equipment and also costs of development of capitalized software. Our net property and equipment decreased from Won 1,213 million as of December 31, 2014 to Won 882 million (US$754 thousand) as of December 31, 2015 mainly due to the depreciation of property and equipment totaling Won 765 million (US$654 thousand). This decrease is partially offset by purchase of property and equipment amounting to Won 418 million (US$357 thousand).

Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We deposit our cash in demand deposits, short-term financial instruments, which primarily consist of time deposits with maturity of one year or less, and money market funds with a rolling maturity of 90 days or less. Our short-term financial instruments decreased from Won 18,000 million as of December 31, 2013 to Won 14,500 million as of December 31, 2014 and further decreased to Won 11,500 million (US$9,835 thousand) as of December 31, 2015. The decreases in our short-term financial instruments in 2014 and 2015 primarily resulted from use of proceeds from such financial instruments in connection with working capital requirements and other expenses.

The Company generates cash primarily through royalties and license fees, and subscription revenues from our online games as well as revenues from mobile games and applications in various countries as described in ITEM 5.A. “OPERATING RESULTS—OVERVIEW—Revenues.” The level of popularity of our games in the marketplace is a key factor in how much cash we can generate. Most of our cash disbursements relate to internal costs such as salaries and other overhead costs for game servicing, other selling, general and administrative activities, and R&D activities.

Cash flows from operating activities.    The decrease in net cash used in our operating activities in 2015 as compared to 2014 was primarily the result of decreased loss from actual operating activities, which excludes expenses not involving actual cash outflow. The increase in net cash used in our operating activities in 2014 as compared to 2013 was primarily the result of increased loss from actual operating activities. Such increase was mitigated by a refund of a deposit in court amounting to Won 4,270 million in November and December 2014.

Cash flows from investing activities.    The decrease in net cash provided by investing activities in 2015 as compared to 2014 reflected Won 3,000 million (US$2,566 thousand) of net decrease of short-term financial instruments, compared to net decrease of Won 3,505 million of short-term financial instruments in 2014. The increase in net cash provided by our investing activities in 2014 as compared to 2013 was primarily the result of a decrease in short term financial instruments resulting from the use of proceeds from such financial instruments in connection with working capital requirements and other expenses.

Cash flows from financing activities.    The decrease in net cash used in our financing activities in 2015, as compared to 2014, reflected repayments of borrowings of Won 117 million (US$101 thousand), compared to repayments of borrowing of Won 144 million in 2014. The decrease in net cash used in our financing activities in 2014, as compared to 2013, reflected repayments of borrowings of Won 144 million, compared to repayments of borrowing of Won 619 million in 2013.

Capital resources

As our overseas operations are conducted primarily through our subsidiaries and our overseas licensees, our ability to finance our operations and any debt that we or our subsidiaries may incur depends, in part, on the payment of royalties and other fees by our overseas licensees and, to a lesser extent, the flow of dividends from our subsidiaries.

As of December 31, 2015, our primary source of liquidity was Won 24,909 million (US$21,303 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities will be sufficient to meet our capital needs through at least the first quarter of 2017. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations.

We expect to have capital expenditure requirements for the ongoing expansion into other markets, including expenditures for expanding and upgrading our existing server equipment continuously, for developing new games internally, for acquiring and publishing third party games, or for investing in enhancing our technological, marketing, distributing and servicing capabilities. We believe that our internal cash flow from operations, together with our proceeds from our initial public offering in February 2005, will be sufficient to satisfy our working capital requirements through at least the first quarter of 2017, including our new game development expenditures.

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

Our research and development expenditures were Won 6,131 million, Won 4,847 million and Won 5,277 million (US$4,513 thousand) in 2013, 2014 and 2015, respectively. Our research and development expenses increased in 2015 mainly due an increase in development expenses for mobile games. Our research and development expenses decreased in 2014 mainly due to development expenses for Ragnarok Odyssey for the PlayStation Vita Platform in 2013, which were not incurred in 2014.

See ITEM 4.B. “BUSINESS OVERVIEW—GAME DEVELOPMENT AND PUBLISHING” for information regarding our research and development and ITEM 4.B. “BUSINESS OVERVIEW—INTELLECTUAL PROPERTY” for information regarding our intellectual property.

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

ITEM 5.F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our contractual cash obligations due by period as of December 31, 2015:

	Payments Due by Period
	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
	(In millions of Won)
Capital lease obligations	~~W~~	17	~~W~~	17	~~W~~	—	~~W~~	—	~~W~~	—
Operating lease obligations		1,637		1,637		—		—		—
Purchase obligations		820		820		—		—		—
Accrued severance benefits		123		123		—		—		—

Total	~~W~~	2,597	~~W~~	2,597	~~W~~	—	~~W~~	—	~~W~~	—

Long-term debt obligations.    We have financed our operations primarily through cash flows from operations as well as proceeds from our initial public offering of ADSs in February 2005. As such, there are currently no long-term debt obligations.

Capital lease obligations.    In April 2012, Gravity Interactive entered into a capital lease agreement with respect to firewalls for the commercial service of Maestia and Requiem, with a total lease payment of US$99,837 over a period of three years. Gravity Interactive made principal and interest payments of US$22,366 and US$6,421, respectively, in 2012, US$32,403 and US$5,979, respectively, in 2013, US$35,623 and US$2,760, respectively, in 2014, and US$6,272(Won 7 million) and US$150 (Won 0.1 million), respectively, in 2015 under the capital lease agreement. In July 2012, Gravity Interactive entered into a capital lease agreement with respect to internal testing for the commercial service of Maestia and a Web browser based version of Emil Chronicle Online, with a total lease payment of US$151,913 over a period of three years. Gravity Interactive made principal and interest payments of US$8,287 and US$320, respectively, in 2012, US$50,097 and US$1,547, respectively, in 2013, US$50,743 and US$901, respectively, in 2014, and US$42,785(Won 50 million) and US$252 (Won 0.3 million), respectively, in 2015 under the capital lease agreement. In February 2013, Gravity Interactive entered into a capital lease agreement for the commercial service of Ragnarok Online II, with a total lease payment of US$155,069 over a period of three years. Gravity Interactive made principal and interest payments of US$35,730 and US$7,437, respectively, in 2013, US$50,696 and US$6,860 in 2014, and US$54,423 (Won 64 million) and US$3,132 (Won 4 million), respectively, in 2015 under the capital lease agreement.

Operating lease obligations.    With respect to our operating lease obligations, the lease payments due by December 31, 2016 are Won 1,541 million, Won 83 million and Won 13 million for our principal offices in Seoul, offices for our subsidiary in the United States and representative office in Taiwan, respectively. The lease terms expire in December 2016, July 2016 and April 2016, respectively. The renewal terms in all of the leases are subject to market conditions.

Purchase Obligations.    In September 2010, we entered into an agreement with Shanghai Nineyou Interactive Community and Media Co., Ltd., and its two affiliates, Shanghai Nineshine Information Technology Co., Ltd. and HitNorth International Limited, to publish Weapons of the Gods, a game being developed by HitNorth International Limited. As of December 31, 2015, the game is under development and we are to pay the remaining license fee in installments based on the progress of the development of the game.

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

Accrued severance benefits.    Employees and executive officers with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with us based on the length of service and their rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of ASC 715, Compensation—Retirement Benefits. As severance benefits have no specific maturities, they are not allocated to the table that sets forth a summary of our contractual cash obligations due by period as of December 31, 2015.

Other Commitments and Liabilities

For a description of our commercial commitments and contingent liabilities, see Note 11 to our consolidated financial statements included in this Annual Report. For a description of our legal proceedings, see ITEM 8.A. “CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION—LEGAL PROCEEDINGS.”

ITEM 5.G.	SAFE HARBOR

See “FORWARD-LOOKING STATEMENTS.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors and executive officers as of March 31, 2016. The business address of all of our directors and executive officers is our registered office at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea.

Name	Age	Position
Hyun Chul Park	43	Chief Executive Officer and Executive Director
Yoshinori Kitamura	48	Chairman of the Board of Directors and Chief Operating Officer
Heung Gon Kim	50	Chief Financial Officer
Kazuki Morishita	42	Executive Director
Kazuya Sakai	51	Executive Director
Jong Gyu Hwang	46	Independent Director
Doo Hyun Ryu	55	Independent Director
Jung Yoo	55	Independent Director

Hyun Chul Park has served as our Chief Executive Officer and Executive Director since March 2011 and was an officer of our corporate management office from May 2009 to March 2011. Mr. Park has also been a Director of Gravity Games and Gravity Interactive since October 2010 and November 2014, respectively. He has been a Director and Chief Operating Officer of NeoCyon since December 2009 and April 2012, respectively, and was Chief Strategy Officer of NeoCyon from October 2010 to March 2012. He has been general manager of the GV Business Division (formerly known as International Business Division) at GungHo Online Entertainment, Inc. since September 2007. He worked as a general manager of Content Producing Department of SEGA Networks (China) Co., Ltd. from July 2005 to September 2007 and a manager of Asia Division at SEGA Corporation from April 2004 to July 2005. He was a manager of Overseas Marketing Team at ActozSoft Co., Ltd. from October 2002 to March 2004 and at Siementech Co., Ltd. from October 2001 to October 2002. He worked as part of the Engineer Team of Toyota Vista Tokyo Co., Ltd. from April 1998 to July 2001. Mr. Park obtained a diploma in Automotive Maintenance from Tokyo College of Technology, the current name of which is Tokyo College of Automotive Technology.

Yoshinori Kitamura has served as our Executive Director since March 2008, Chief Operating Officer since June 2008 and Chairman of the Board of Directors since April 2011. Mr. Kitamura has also been a Director and Chief Executive Officer of NeoCyon since October 2008 and since October 2009, respectively, and a Director of Gravity Games since October 2010. He has been Chief Executive Officer of Gravity Entertainment and Gravity Interactive since March 2008 and July 2008, respectively. Also, he was a Director of Gravity EU SAS from July 2011 to November 2014. Mr. Kitamura has also been a Director and Executive General Manager of the GV Business Division (formerly known as International Business Division) at GungHo Online Entertainment, Inc. since March 2006 and June 2007, respectively, and was an Executive General Manager of the Marketing Division at GungHo Online Entertainment, Inc. from February 2003 to June 2007. He worked as a Director of GungHo Online Entertainment Korea, Inc.

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

Heung Gon Kim has served as our Chief Financial Officer since September 2008. Mr. Kim has also been Chief Financial Officer and a Director of Gravity Interactive since June 2009 and March 2011, respectively. Mr. Kim has been a Director and Chief Executive Officer of Gravity Games since October 2010 and March 2013, respectively. Mr. Kim has also been a Director of Gravity Entertainment since March 2011. He has been a Director and Chief Financial Officer of NeoCyon since March 2011 and May 2011, respectively. Mr. Kim was a general manager of our financial management division and accounting & treasury department from March 2007 to September 2008 and from September 2006 to March 2007, respectively. He also worked as a manager of our accounting team from April 2004 to September 2006. Mr. Kim worked at Modottel, Inc. as accounting team manager from June 2002 to April 2004. Mr. Kim holds a bachelor’s degree in Accounting from Chung-Ang University.

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

Kazuya Sakai has served as our Executive Director since March 2009. Mr. Sakai has also served as Chief Financial Officer and Director since April 2004 and March 2005, respectively, and was the Investor Relations Officer of GungHo Online Entertainment, Inc., from July 2011 to April 2014. He has also been an Auditor of Acquire Corp. from October 2011 to July 2015 and a Director of Acquire Corp since July 2015. He has served as a Director at PlayPhone, Inc. since August 2015, and was a Director of Gravity Entertainment from March 2008 to March 2011. Mr. Sakai has been a director of GungHo Online Entertainment America, Inc., Grasshopper Manufacture, Inc. and GungHo Online Entertainment Asia Pacific PTE. Ltd. since March 2012, February 2013 and September 2014, respectively. Mr. Sakai was a Director of GGF B.V. from October 2013 to September 2014. Also, he was Chief Executive Officer of Capri, Inc. from October 2008 to December 2009. Mr. Sakai was a Director of GungHo Works, Inc. from October 2007 to December 2009 and a Director of Overdriver Game Technologies Ltd. from June 2012 to August 2013. Mr. Sakai was a Director of GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008 and Chief Executive Officer in October 2008 to its liquidation in October 2008. He was Chief Executive Officer of GungHo Asset Management, Inc. from January 2007 to October 2008. Mr. Sakai served as a general manager of Administration Division, Director and Chief Executive Officer of Expression Tools, Inc. from January 1993 to March 1996, from April 1996 to April 2000, and from April 2000 to November 2003, respectively. He worked at The Kyushu Sogo Bank, Ltd., the current name of which is The Shinwa Bank, Ltd., from April 1987 to December 1992. Mr. Sakai graduated from Kyushu Sangyo University with a bachelor’s degree in Commercial Science.

Jong Gyu Hwang has served as our Independent Director since June 2009. Mr. Hwang has served as a Director and Chief Operating Officer at Munkyung Monorail Co., Ltd., a wholly-owned subsidiary of Korea Monorail Co., Ltd., since 2007. Mr. Hwang has served as a Director since 2009 and was a Director from 2006 to 2007 of Korea Monorail Co., Ltd. Also, he has been Co-Chief Executive Officer at Samcheok Monorail since 2014, and a Director of Korea Urban Railway Association since 2014. Mr. Hwang served as Compliance Auditor at E-Frontier, Inc. from 2000 to 2014, and at Korea Urban Railway Association from 2009 to 2013, respectively. He worked as an attorney at the Attorney General’s Office in Massachusetts in the United States in 2005. He was also an investigation officer of Special Investigation Department at Seoul Central District Prosecutors’ Office of the Ministry of Justice of Korea from 1995 to 2000 and worked at the Korean Residents Union in Japan from 1994 to 1995. Mr. Hwang received an LL.B. degree from Tokyo University and an M.P.A. degree from Kennedy School of Government at Harvard University. Mr. Hwang also received an LL.M. degree from Boston University School of Law. Mr. Hwang is a member of the New York State Bar Association.

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

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2015, the aggregate amount of compensation paid by us to all directors and executive officers was Won 615 million (US$526 thousand). At our general meeting of shareholders held on March 25, 2016, our shareholders approved an aggregate amount of up to Won 1,400 million (US$1,197 thousand) as compensation for our directors for 2016.

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

CORPORATE GOVERNANCE PRACTICES

Our ADSs are listed on the NASDAQ Stock Market, and we are subject to the NASDAQ Stock Market Rules. However, as a foreign private issuer, Gravity is exempt from certain corporate governance rules that apply to U.S. domestic companies. NASDAQ’s corporate governance practice rules provide that a foreign private issuer may elect to follow its home country practices in lieu of the requirements under NASDAQ Stock Market Rule 5600 Series, subject to certain exceptions and to the extent such practices are not prohibited by home country law. The following are the significant ways in which Gravity’s corporate governance practices differ from those followed by U.S. domestic companies.

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

•

Under Korean law, we are not required to solicit proxies nor provide proxy statements in connection with any general meeting of shareholders. For shareholders holding only our common shares, we do not solicit proxies from nor provide proxy statements to such shareholders. For holders of our ADSs, our depositary, The Bank of New York Mellon, provides proxy statements to, and solicits proxies from, such holders, which proxies will be voted by the Korea Securities Depository, or the “KSD,” on behalf of the holders at the general meeting of shareholders.

In addition, as a controlled company, as GungHo controls 59.3% of our outstanding voting power as of the date hereof, Gravity is exempt from certain corporate governance rules that apply to non-controlled companies. NASDAQ’s corporate governance practice rules provide a controlled company is exempt from certain corporate governance requirements under NASDAQ Stock Market Rule 5605, subject to certain exceptions. As a controlled company, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or independent director oversight of director nominations which meet the requirements set forth in the NASDAQ Stock Market Rules. We are relying on these exemptions as a controlled company.

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

Director nomination committee

The director nomination committee consists of the following three directors: Kazuki Morishita, Kazuya Sakai and Doo Hyun Ryu. One of the three members, Doo Hyun Ryu, is an independent director within the meaning of NASDAQ Stock Market Rule 5605(a)(2). This committee is responsible for recommending and nominating candidates for our director positions. The committee is currently chaired by Kazuki Morishita.

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

As of December 31, 2015, we, not including our subsidiaries, had 215 full-time employees, all located in Korea. The total number of employees decreased over the course of 2015 due to the discontinuation of services for some games and headcount assessments conducted as a result of weak business performance. The following table sets forth the number of our employees by department as of the dates indicated:

	December 31,
	2013	2014	2015
Senior management	9	8	8
Finance	16	13	12
Marketing	39	33	32
Game development and support	230	174	163

Total	294	228	215

As of December 31, 2015, we had 13 temporary employees consisting of six contract-based employees and seven outsourced employees.

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

In addition, as of December 31, 2015, our subsidiaries had the number of employees as set forth in the following table:

	December 31,
	2013		2014		2015
Gravity Interactive, Inc.(1)	29	{2}	29	{3}	27	{3}
NeoCyon, Inc.(1)	172	{10}	168	{9}	168	{9}
Gravity Games Corporation(1)	22	{1}	1	{1}	1	{1}
Gravity Entertainment Corporation	—		—		—

Total	223		198		196

Note:

(1)	The number in {} is the number of employees (who are included in the total number) seconded from us.

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

Under the severance payment plan that we have established in accordance with the Employee Retirement Benefit Security Act, employees with more than one year of service with us are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by the number of continuous years of employment. As of December 31, 2015, we provided Won 123 million (US$105 thousand) to 93 employees as severance payment, being 100% of our severance liability as of such date.

Pursuant to the Korean National Pension Law, we are required to pay 4.5% of each employee’s standard monthly income to the National Pension Corporation. Our employees are also required to pay 4.5% of their standard monthly income to the National Pension Corporation each month. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. Our employees can receive pension payments upon making a claim when they reach a certain age or lose all or part of their income due to disability, such as by receiving age pension payments when they reach the age of 60 after being registered for the national pension plan for at least 10 years and disability pension payments when a disease or illness acquired during the time they were registered for the national pension plan leaves a disability even after the disease or illness that originally caused the disability is cured. The total amount of contributions we, including our subsidiaries in Korea, made to the National Pension Corporation in 2013, 2014 and 2015 was Won 1,546 million, Won 1,336 million and Won 1,229 million (US$1,051 thousand), respectively.

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

Each stock option confers the right to the grantee to purchase one share of our common stock at the exercise price. On December 24, 2004, our shareholders approved the implementation of our employee stock option plan and the granting of stock options under this plan to our directors, officers and employees. All the stock options granted on December 24, 2004 have expired. There are no stock options exercisable as of December 31, 2015.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.	MAJOR SHAREHOLDERS

The table below sets forth information known to us with respect to the beneficial ownership of our common shares as of March 31, 2016, by each person known to us to own beneficially 5% or more of our common shares based on 6,948,900 of our common shares outstanding. None of our common shares entitles the holder to any preferential voting rights. Beneficial ownership is determined in accordance with the Exchange Act and the rules and regulations promulgated thereunder and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities.

Name	Number of Shares Beneficially Owned	Percentage Beneficially Owned
GungHo Online Entertainment, Inc.	4,121,737	59.3%

To the best of our knowledge, as of December 31, 2015, approximately 47.1% of our common shares were held in the United States (in the form of ADSs). Also to the best of our knowledge, we had approximately 1,308 beneficial holders of our shares (in the form of ADSs) in the United States as of December 31, 2015.

ITEM 7.B.	RELATED PARTY TRANSACTIONS

Relationship with GungHo Online Entertainment, Inc.

On April 1, 2008, GungHo acquired 3,640,619 shares of our common stock, which was approximately 52.4% of our total shares. On June 23, 2008 and June 24, 2008, GungHo acquired our ADSs representing 450,554.25 and 30,565.25 shares of the Company, respectively. As of March 31, 2016, GungHo beneficially owns approximately 4,121,737 shares of the Company’s common stock, constituting approximately 59.3% of the total issued and outstanding common shares.

In July 2002, we entered into an agreement with GungHo, formerly known as OnSale, Inc., for the service and distribution of Ragnarok Online in Japan, which was renewed in September 2004, August 2006, September 2009, September 2012 and September 2015. We also entered into a software licensing agreement with GungHo in December 2005 for the right to publish and distribute Emil Chronicle Online worldwide, except for Japan, which was renewed in August 2010, August 2011, August 2012, August 2013, August 2014, and August 2015. In September 2006, we entered into a license and distribution agreement with GungHo for Ragnarok Online II in Japan, which was terminated in February 2016. As part of the termination, US$5,000 thousand in initial payments received from GungHo will be refunded in four equal payments by the end of December 2017. We entered into a co-development agreement with GungHo for Ragnarok Odyssey in December 2010, which was amended in March 2011 and November 2011. In August 2010, we entered into a license and distribution agreement with GungHo to distribute H.A.V.E. Online, which expired in March 2014. We entered into a development agreement and a license and distribution agreement of a Web browser-based game in Japan with GungHo in March 2012 and in April 2012, respectively, and the development agreement was amended in July 2012, March 2013 and September 2013, and which was terminated in May 2014. In August 2012, we entered into a co-development agreement with GungHo to develop Ragnarok Odyssey Ace for the PlayStation Vita platform, which was amended in January 2013 and June 2013. In August 2013, we entered into a co-development agreement with GungHo to convert Ragnarok Odyssey Ace into a PlayStation 3 version, which was amended in January 2014.

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

Relationship with SoftBank Group Corp. (formerly known as SoftBank Corporation)

SoftBank Group Corp., or “Softbank,” a corporation organized under the laws of Japan, was previously a controlling shareholder of our controlling shareholder, GungHo. However, GungHo repurchased 188,235,200 shares of its own stock held by Softbank pursuant to a tender offer completed on June 1, 2015. As a result, SoftBank Group Corp.’s direct and indirect ownership of 460,840,000 shares and voting rights for 4,608,400 shares (40.15%) of GungHo were reduced to direct and indirect ownership of 272,604,800 shares and voting rights for 2,726,048 (28.41%). Consequently, GungHo ceased to be a subsidiary of and became an affiliate (or an “associate” as defined under Japanese law) of SoftBank Group Corp.

In December 2005, we entered into a limited partnership agreement with Movida Investment Inc., which was merged into Entertainment Farm Inc. in February 2007, SoftBank Group Corp., GungHo and seven other companies to invest in Online Game Revolution Fund No. 1, a fund with a total proposed investment size of JPY10 billion, with the objective of investing in companies which develop online games in Japan. Entertainment Farm Inc., a Japanese company, operated the fund as the general partner. As a limited partner, we did not have a significant influence over the fund’s investment decisions. The fund had a term of five years from the effective date, which was January 1, 2006. As of December 31, 2010, the expiration date, the Company, SoftBank Group Corp. and GungHo had interests of 16.39%, 49.18% and 8.20%, respectively, in the fund. We agreed to contribute a total of JPY1,000 million, which represented 10% of the total capital commitment in the fund by the limited partners at the time of the agreement, and which then represented 16.39% of the fund due to the withdrawal of some limited partners in the fund. The Company invested JPY250 million (Won 2,114 million) until 2006, and made additional investments amounting to JPY642 million (Won 6,054 million) in 2008 and JPY18 million (Won 229 million) in 2009. As of the date of the expiration of the fund, we had invested a total of JPY910 million, which represented 91% of our total capital commitment. On December 31, 2010, the term of the partnership expired and the liquidation process was completed in June 2013. We received liquidation proceeds amounting to JPY53 million (Won 579 million) in May 2013.

Relationship with Gravity Interactive, Inc.

In April 2003, we entered into an agreement with Gravity Interactive, formerly known as Gravity Interactive, LLC, for the service and distribution of Ragnarok Online in the United States and Canada pursuant to which Gravity Interactive agreed to remit dividends to us based on a percentage of earnings. After Gravity Interactive changed their form to an incorporated company in January 2006, we entered into an agreement with Gravity Interactive for the service and distribution of Ragnarok Online in the United States and Canada pursuant to which Gravity Interactive agreed to remit royalties to us instead of dividends, which was amended in January 2008 to include Australia and New Zealand as service countries and renewed in January 2009. The agreement was amended in September 2009 to include India as a service country and in October 2009 to change the term of royalty payment remittance from a monthly to a quarterly basis. The agreement was renewed in January 2011 and January 2013 and further amended in October 2013 to include Singapore and Malaysia as service countries, which was further amended to include UAE, Saudi Arabia, Jordan, Kuwait, Bahrain, Qatar, Oman, Lebanon, Mauritania, Egypt, Algeria, Morocco, Tunisia and the Philippines as service countries in January 2015. In addition, the agreement was further amended in November 2015 to include Armenia, Azerbaijan, Kyrgyzstan, Kazakhstan, Moldova, Tajikistan, Turkmenistan, Uzbekistan, Georgia, Estonia, Latvia, Lithuania, Guyana, Bolivarian Republic of Venezuela, Bolivia, Republic of Suriname, Argentina, Ecuador, Uruguay, Chile, Colombia, Paraguay, and Peru.

We entered into an agreement with Gravity Interactive for the service and distribution of Requiem in the United States and Canada in February 2008, which was amended in December 2009 to include the United Kingdom and 39 other European countries as service countries, which was further amended in March 2010 to exclude Moldova, where Requiem was already commercially offered by Gravity CIS and to change the term of royalty payment remittance from a monthly to a quarterly basis. Our license and distribution agreement for Requiem with Gravity Interactive was amended in June 2011 to include Mexico and 23 other Central and South American countries as service countries and further amended in October 2011 to include Korean as a service language and to distribute Requiem worldwide except for the existing licensed territories in which we had already granted licenses for Requiem game service to local licensees. The license and distribution agreement for Requiem with Gravity Interactive was renewed in June 2012 and May 2013, and amended in December 2013, which was further renewed in June 2014 and June 2015.

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

We entered into a license and distribution agreement with Gravity Interactive to distribute Eternal Destiny in North America excluding the Canadian province Quebec in January 2011, which expired in August 2014. In February 2012, we entered into a license agreement with Gravity Interactive to distribute a Web-browser based version of Emil Chronicle Online, worldwide except for Japan, through certain designated Web sites, which was renewed in February 2013 and February 2014. We also entered into a license and distribution agreement with Gravity Interactive to distribute Maestia in the United States and Canada in June 2012, which was terminated in September 2013. We entered into a license and distribution agreement with Gravity Interactive in March 2013 to distribute Ragnarok Online II in the United States, Canada and 28 European countries and markets, which was amended in June 2013 to include Australia, New Zealand, India, Russia, Armenia, Azerbaijan, Belarus, Kazakhstan, Kyrgyzstan, Moldova, Tajikistan, Turkmenistan, Ukraine, Uzbekistan, Guyana, Venezuela, Bolivia, Suriname, Argentina, Ecuador, Uruguay, Chile, Colombia, Paraguay, Peru and Korea as service countries, which was further amended in February 2014 to distribute Ragnarok Online II globally except for Singapore, Malaysia, Indonesia, Thailand, Japan, the Philippines, Vietnam, Brazil and China. The license and distribution agreement with Gravity Interactive was amended to distribute Ragnarok Online II globally except for Singapore, Malaysia, Indonesia, Thailand, Vietnam, Japan and China in April 2014, which was additionally amended to distribute Ragnarok Online II globally except for Indonesia, Thailand, Vietnam, Japan and China in November 2014. In addition, the license and distribution agreement with Gravity Interactive was amended in July 2015 to distribute Ragnarok Online II globally except for China, Indonesia, and Japan, which was further amended in February 2016 to distribute Ragnarok Online II globally except for China and Indonesia.

In November 2013, we entered into a consignment agreement with Gravity Interactive pursuant to which we offer Tower of Ascension directly to the global market except for Korea and Japan and pay Gravity Interactive for services related to marketing and customer service, among others, which was renewed in December 2014 and expired in December 2015.

In October 2014, we entered into a non-exclusive merchandising license agreement with Gravity Interactive which grants Gravity Interactive the right to commercialize the characters of Ragnarok Online and Ragnarok Online II in the United States, Canada, Australia, New Zealand, India, Singapore and Malaysia, and to globally commercialize the characters of Requiem.

In September 2012, we extended a loan in the amount of US$1,500,000 to Gravity Interactive at an annual interest rate of 4% payable monthly in arrears. In October 2014, we extended a loan to Gravity Interactive for US$500,000 at an annual interest rate of 4% payable monthly in arrears. In October 2015, we extended another loan to Gravity Interactive for US$500,000 at an annual interest rate of 4% payable monthly in arrears, US$500,000 of which has been transferred to Gravity Interactive as of April 15, 2016. As a result, the aggregate principal amount of the loans extended to Gravity Interactive was US$2,500,000 as of April 15, 2016.

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

Relationship with Gravity Entertainment Corporation and the Animation Production Committee

On October 1, 2004, we granted a license for Ragnarok Online to the Animation Production Committee, a Japanese joint venture for the production and marketing of Ragnarok the Animation, in order for the joint venture to produce Ragnarok the Animation. Pursuant to an arrangement between Gravity Entertainment and the joint venture, Gravity Entertainment is required to remit 70% of the revenues from its animation business to the joint venture. As of December 31, 2015, the amount payable to the joint venture by Gravity Entertainment amounted to JPY 15,639.

Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, has been Chief Executive Officer, and Mr. Heung Gon Kim, our Chief Financial Officer, has been Director of Gravity Entertainment.

Relationship with NeoCyon, Inc.

In September 2006, we entered into an agreement regarding mobile publishing with NeoCyon under which they have been remitting royalties to us, and which was amended in December 2006, January 2007, May 2007 and February 2009, and renewed in September 2010 and September 2012. In February 2008, we entered into a subletting agreement with NeoCyon to sublease 3,914 square feet of office space to NeoCyon. We entered into amendments to the subletting agreement in April 2012 and December 2012 to sublease an additional 2,135 and 2,811 square feet of office space to NeoCyon. In January 2013, we renewed the subletting agreement with NeoCyon to sublease the 8,860 square feet of office space to NeoCyon, which was amended in May 2013 to expand the subleased office space to 9,980 square feet, which was further renewed in January 2015. We entered into an agreement with NeoCyon in April 2011 to develop and distribute Ragnarok Online Guild Masters worldwide, which was terminated in June 2013. In June 2013, we entered into mobile game publishing agreements with NeoCyon, under which we granted NeoCyon publishing rights of Tower of Ascension and Ragnarok Ash Vacuum in Korea, which were terminated in July 2014. In October 2014, we entered into a mobile game development agreement with NeoCyon to develop and publish mobile games based on the contents of four online games, Ragnarok Online, Ragnarok Online II, Requiem and Emil Chronicle Online. We entered into a mobile game development agreement with NeoCyon in February 2016 to develop a mobile game based on the contents of Ragnarok Online.

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

We made a loan in the amount of Won 300 million to Gravity Games on October 10, 2012 and made additional loans in the amount of Won 676 million, Won 178 million, Won 132 million, Won 286 million, Won 100 million, Won 700 million, Won 150 million, Won 200 million and Won 50 million on October 31, 2012, December 10, 2012, January 9, 2013, March 12, 2013, April 30, 2013, May 10, 2013, September 9, 2013, September 30, 2013 and October 7, 2013, respectively. As of March 31, 2016, the total outstanding loan amount to Gravity Games was Won 1,972 million.

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

In August 2010, the same former executive, on behalf of one of our subsidiaries, filed another lawsuit with the Seoul Southern District Court claiming the Company’s unauthorized withdrawal of funds from the subsidiary. The case was decided in favor of the plaintiff and we filed an appeal with the Seoul High Court in November 2011. The court ruled partially in favor of the plaintiff in December 2012. We filed a final appeal in December 2012 and the plaintiff filed a final appeal in January 2013 with the Supreme Court of Korea. In May 2013, the plaintiff submitted a notice of withdrawal of the lawsuit and we submitted a letter of agreement on the withdrawal. The case was closed following settlement with the plaintiff in November 2014. In November 2015, ME&A was liquidated in accordance with the law of the United Arab Emirates.

Furthermore, in June 2011, the same former executive filed a lawsuit with the Seoul Central District Court claiming nullity of dismissal and seeking remuneration due regarding the remainder of his term. The court ruled in favor of the Company and the plaintiff brought an appeal with the Seoul High Court in June 2012. In December 2012, the plaintiff submitted a notice of withdrawal of the lawsuit to the court. We submitted a letter of agreement on the withdrawal and the lawsuit was finally withdrawn in January 2013.

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

Holders of outstanding common shares on a dividend record date will be entitled, subject to applicable withholding taxes, to the full dividend declared without regard to the date of issuance of the common shares or any subsequent transfer of the common shares. Payment of annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders or, if (i) an external auditor gives an unqualified opinion to the financial statement and (ii) all members of the audit committee unanimously agree, after approval by the Board of Directors, and payment of interim dividends, if any, will be made in the same year after approval by our Board of Directors, in each case, subject to certain provisions of our articles of incorporation and the Korean Commercial Code. All dividends may be paid in cash, by shares or by other properties (in-kind). See ITEM 10.B. “MEMORANDUM AND ARTICLES OF INCORPORATION—Dividends.”

Subject to the terms of the deposit agreement for the ADSs, you will be entitled to receive dividends on common shares represented by ADSs to the same extent as the holders of common shares, less the fees and expenses payable under the deposit agreement in respect of, and any Korean tax applicable to, such dividends. See ITEM 10.E. “TAXATION—KOREAN TAXATION.” The depositary will generally convert the Won it receives into U.S. dollars and distribute the U.S. dollar amounts to you. For a description of the U.S. federal income tax consequences of dividends paid to our shareholders, see ITEM 10.E. “TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS.”

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

American Depositary Shares

Following our initial public offering on February 8, 2005, the ADSs were issued by The Bank of New York Mellon, formerly known as The Bank of New York, as depositary and were listed on the NASDAQ Stock Market’s the NASDAQ Global Market, formerly the NASDAQ National Market, under the symbol “GRVY”. The ADSs were transferred to the NASDAQ Capital Market on November 26, 2014 where it continues to trade under the same symbol. On May 11, 2015, we effected a change of our ADS to common shares ratio from four ADSs to one common share (4:1) to one ADS to two common shares (1:2), which had the effect of a 1-for-8 reverse split of our ADSs. As of March 31, 2016, 1,636,961 ADSs representing 3,273,923 shares of our common stock were outstanding.

The table below provides the high and low trading prices for our ADSs on the NASDAQ Global Market (prior to November 26, 2014) and the NASDAQ Capital Market (from November 26, 2014) for the periods shown. Each ADS represents two shares of common stock. For ease of comparison purposes, the trading prices for our ADSs prior to May 11, 2015 have been retroactively adjusted to reflect the ratio change.

	Price
Period	High	Low
	(In US$)
2011	17.52	9.04
2012	27.76	8.64
2013	12.16	7.20
2014	10.32	4.08
First Quarter	10.32	7.28
Second Quarter	8.16	6.26
Third Quarter	7.52	6.00
Fourth Quarter	6.68	4.08
2015	4.80	3.68
First Quarter	4.80	3.68
Second Quarter	4.16	3.25
Third Quarter	4.04	3.10
Fourth Quarter	3.96	3.10
October	3.96	3.30
November	3.92	3.28
December	3.66	3.10
2016 (through April 8, 2016)	3.83	3.00
First Quarter	3.83	3.00
January	3.83	3.20
February	3.58	3.00
March	3.30	3.05
April (through April 8, 2016)	3.19	3.08

ITEM 9.B.	PLAN OF DISTRIBUTION

Not applicable.

ITEM 9.C.	MARKETS

See ITEM 9.A. “OFFER AND LISTING DETAILS.”

ITEM 9.D.	SELLING SHAREHOLDERS

Not applicable.

ITEM 9.E.	DILUTION

Not applicable.

ITEM 9.F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

ITEM 10.A.	SHARE CAPITAL

Not applicable.

ITEM 10.B.	MEMORANDUM AND ARTICLES OF INCORPORATION

The section below provides summary information relating to the material terms of our capital stock and our articles of incorporation. It also includes a brief summary of certain provisions of the Korean Commercial Code and related Korean law, all as currently in effect.

General

Our total authorized share capital is 40,000,000 shares, which consists of common shares and convertible preferred dividend shares without voting rights (hereinafter referred to as “preferred shares”) each with a par value of Won 500 per share. Under our articles of incorporation, holders of preferred shares are entitled to dividends of not less than 1% and up to 15% of the par value of such shares, the exact rate to be determined by our Board of Directors at the time of issuance, provided that the holders of preferred shares shall be entitled to receive dividends at a rate not lower than that determined for holders of common shares. Under our articles of incorporation, we may not issue any class of shares which are redeemable.

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

The chairman of the shareholders’ meeting shall be appointed by the Board of Directors, and if the person determined by the Board of Directors cannot serve as chairman, the representative director shall serve as chairman. If the representative director cannot serve as chairman, then the vice president, senior executive director or executive director shall serve as chairman, in that order. If a general meeting of shareholders is proposed by a shareholder or shareholders holding an aggregate of not less than 3% of the outstanding shares, the court may approve such general meeting and may also appoint the chairman of such shareholders’ meeting upon request by the requesting parties or at its own discretion.

Our shareholders’ meetings are held in Seoul, Korea or other nearby areas as deemed necessary.

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

In general, holders of non-voting shares are not entitled to vote on any resolution or receive notice of any general meeting of shareholders. However, in the case of amendments to our articles of incorporation, any merger or consolidation, capital reductions or in some other cases that affect the rights or interests of the preferred shares, approval of the holders of such class of shares is required. We must obtain the approval, by a resolution, of holders of at least two-thirds of the preferred shares present or represented at a class meeting of the holders of such class of shares, where the affirmative votes also represent at least one-third of the total issued and outstanding shares of such class. In addition, the Korean Commercial Code provides that a company’s articles of incorporation may prescribe conditions for enfranchisement of non-voting shares. For example, if we are unable to pay dividends on preferred shares as provided in our articles of incorporation, the holders of preferred shares may become enfranchised and may be entitled to exercise voting rights until the dividends are paid. The holders of enfranchised preferred shares have the same rights as holders of voting shares to request, receive notice of, attend and vote at a general meeting of shareholders.

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

Annual report

At least one week before the annual general meeting of shareholders, we must make our annual business report, auditor’s report and audited consolidated financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of such reports, financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders. Under the Korean Commercial Code and the Act on External Audit of Stock Companies, we are required to prepare non-consolidated and consolidated financial statements. In addition, the non-consolidated and consolidated financial statements are required to be approved at our shareholders’ meeting. However, the Board of Directors may, without a shareholders’ meeting, approve the non-consolidated and consolidated financial statements if (i) an external auditor gives an unqualified opinion to the financial statements and (ii) all members of the audit committee unanimously agree.

Transfer of shares

Except for the procedural requirements which obligate a non-citizen or non-resident of Korea to file a report to the relevant government authority of Korea at the time of acquisition or transfer of the Company’s shares, there is no restriction on the transfer or sale of our shares applicable to our shareholders or holders of ADSs under our articles of incorporation and relevant laws.

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

Acquisition of our shares

Within the limitation of distributable profits, we may acquire our own common shares with the prior approval of the general meeting of shareholders (or by a resolution of the Board of Directors) after providing notice or making a public notice to all shareholders of the acquisition of treasury stocks. However, in limited circumstances such as in the case of a merger of our company or an acquisition by us of all of another company’s business, or in the case when a shareholder exercises his or her stock option, we may acquire our own common shares without making notice to all shareholders as above.

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

Since the filing of our annual report on Form 20-F on April 30, 2014, we have not entered into any material contracts other than in the ordinary course of business and other than those described below or otherwise as described in ITEM 4. “INFORMATION ON THE COMPANY” or elsewhere in this Annual Report.

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

On January 15, 2015, we entered into an agreement with Shanghai The Dream Network Technology Co., Ltd., under which we granted Shanghai The Dream Network Technology Co., Ltd. the right to operate and distribute the localized version of Ragnarok Online 2 in China for a non-refundable minimum guarantee of US$1,000,000 and a part of the gross revenue as a monthly royalty fee. The agreement is effective from the date of the agreement, continues for twelve months after the initial launch date and is subject to extension for another twelve months if certain conditions in the agreement are met.

Third Amendment to the Ragnarok Online Game License Agreement dated February 27, 2015 between PT. Lyto Datarindo Fortuna and Registrant

Under this amendment, the term of the agreement was renewed for six months to August 26, 2015.

Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 5, 2015 between AsiaSoft Corporation Public Co., Ltd. and Registrant

Under this amendment, the term of the agreement was renewed for one year to March 4, 2016.

Supplemental Agreement to Online Game License Agreement dated August 18, 2015 between Shanghai The Dream Network Technology Co., Ltd. and Registrant

Under this supplemental agreement, the non-refundable minimum guarantee was increased by US$500,000 from US$1,000,000 to US$1,500,000 and the royalty fee was amended to be paid based on a percentage of the net revenue. Also, the agreement term was extended from 1 year to 2 years, effective from the commercial launch date and is subject to an automatic one year extension unless the licensee provides written notice.

Fourth Amendment to the Ragnarok Online Game License Agreement dated August 27, 2015 between PT. Lyto Datarindo Fortuna and Registrant

Under this amendment, the term of the agreement was renewed for one year to August 26, 2016.

8th Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2015 between GungHo Online Entertainment, Inc. and Registrant

Under this amendment with our licensee in Japan, the term of the agreement was extended for two years to September 28, 2017.

Tenth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated November 16, 2015 between Gravity Interactive, Inc., and Registrant

Under this amendment, the service countries were expanded to include The Russian Federation, Armenia, Azerbaijan, Kyrgyzstan, Kazakhstan, Moldova, Tajikistan, Turkmenistan, Uzbekistan, Georgia, Estonia, Latvia, Lithuania, and South America Area except Brazil including, but not limited to, Guyana, Bolivarian Republic of Venezuela, Bolivia, Republic of Suriname, Argentina, Ecuador, Uruguay, Chile, Colombia, Paraguay and Peru.

Fifth Amendment to the Exclusive Ragnarok Authorization and Distribution Agreement dated March 2, 2016 between LevelUp! Interactive Ltd. and Registrant

Under this amendment, the term of the agreement was renewed for one year to March 1, 2017.

Exclusive Ragnarok Online License and Distribution Agreement dated April 1, 2016 between Electronics Extreme Ltd., and Registrant

On April 1, 2016, we entered into an agreement with Electronics Extreme Ltd., our licensee in Thailand, under which we granted Electronics Extreme Ltd. the right to license the distribution rights for Ragnarok Online in Thailand for a license fee of US$400,000 and a minimum royalty of US$600,000. This agreement remains in effect from April 1, 2016 and until the day before the second anniversary of the first commercial launch date, and shall be automatically renewed for one year unless terminated in writing by either party.

ITEM 10.D.	EXCHANGE CONTROLS

General

The Foreign Exchange Transaction Law and the Presidential Decree and regulations under such Law and Decree, or the “Foreign Exchange Transaction Laws,” regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, if non-residents wish to acquire Korean securities, a report must be filed with the president of a foreign exchange bank or the President of Bank of Korea except for certain cases, provided, however, that under the Financial Investment Services and Capital Markets Act, foreigners cannot acquire equity securities issued by certain designated public interest corporations in excess of a fixed limit, and under the Foreign Investment Promotion Law, foreigners are either not allowed or restricted in making an investment in certain industries.

Under the Foreign Exchange Transaction Laws, (i) the Ministry of Strategy and Finance, or the “MOSF,” may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe-keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions, if the Korean government deems that it is inevitable to take such measures, due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto; and (ii) if the Korean government deems that the international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring on serious obstacles in carrying out currency policies, exchange rate policies and other macroeconomic policies, the MOSF may take measures to require any person who intends to perform capital transactions to obtain permission from the MOSF or a person/entity designated by the public notification of the MOSF or to require any person who performs capital transactions to deposit part of the means of payment acquired in such transactions in certain Korean governmental agencies or financial institutions, in each case subject to certain limitations thereunder.

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

Furthermore, prior to making an investment of 10% or more of the outstanding voting shares of a Korean company, foreign investors are generally required under the Foreign Investment Promotion Law to submit a report to the Chairman of the Korea Trade-Investment Promotion Agency, or “KOTRA,” (including the head of the Trade Center, branch office and/or office designated by the Chairman of KOTRA) or the president of the foreign exchange bank (including the head of the branch office designated by the president of the foreign exchange bank). Subsequent sales of such shares by foreign investors will also require a prior report to the Chairman of KOTRA or the president of the foreign exchange bank.

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

Amendments to the Presidential Decree of the Foreign Exchange Transaction Law went into effect on January 1, 2015 and July 1, 2015, respectively. However, nothing in the amendment is applicable to us or our foreign exchange control.

ITEM 10.E.	TAXATION

KOREAN TAXATION

The following is a discussion of material Korean tax consequences to owners of our ADSs and common shares that are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable or with which the relevant income is effectively connected. A non-resident individual according to Korean tax laws means an individual who does not have an address or a place of residence in Korea for longer than a period of 183 days. A non-Korean corporation is a corporation whose headquarters and main office is located overseas and does not have a place of effective management in Korea. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our ADSs and common shares, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

Dividends on the shares or American Depositary Shares

Under Korean tax laws, the domestic source dividend income of non-resident individuals and non-Korean corporations means any profits or surpluses that are distributed by domestic companies or distributed in Korea. Therefore, dividends that are distributed to non-resident individuals and non-Korean corporations who own common shares of domestic companies are considered to be domestic source dividend income. The dividends provided to the holder of ADSs are also included in the domestic source dividend income as it is no different from dividends that are paid to a holder of common shares in the domestic companies.

With respect to the taxation of domestic source dividend income of a non-resident individual and non-Korean corporation, if there is no tax treaty entered into between Korea and the country of tax residence of the non-resident individual or non-Korean corporation or if the country of tax residence is a tax haven designated by the Commissioner of the National Tax Service of Korea (currently, only Labuan, Malaysia) and has not acquired prior approval of the Commissioner, we will deduct Korean withholding tax from dividends paid to such non-resident individual or non-Korean corporation (whether in cash or in shares) at a rate of 22% (including local income tax). If you are a resident of a country that has entered into a tax treaty with Korea and you are a beneficial owner of the dividends, you may qualify for an exemption or a reduced rate of Korean withholding tax according to the tax treaty. In this connection, if the party with whom the income has been provided exists as a paper company in order to receive the benefits of the tax treaty and there exists a separate beneficiary owner who is the real owner of the income (hereinafter referred to as the “Beneficiary Owner”) that is provided with income from dividends, tax will be withheld at source by applying the tax rate determined in the tax treaty entered into between Korea and the country of tax residence of the Beneficiary Owner. If the country of tax residence of the Beneficiary Owner and Korea has not entered into a tax treaty or in the case that such country is Labuan, Malaysia, tax will be withheld at source at a tax rate of 22% according to the Korean Corporate Tax Law.

Generally, in order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, you must submit to us, prior to the dividend payment date, together with the request form to apply for the reduced rate, such evidence of tax residence as the Korean tax authorities may require in order to establish your entitlement to the benefits of the applicable tax treaty. If you hold ADSs, evidence of tax residence may be submitted to us through the depositary. See ITEM 10.E. “TAXATION—KOREAN TAXATION—Tax treaties” below for a discussion on treaty benefits.

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

In regards to capital gains tax originating from Korea, if there is no tax treaty entered into between Korea and the country of tax residence of the non-resident individual or non-Korean corporation or if the country of tax residence is a tax haven designated by the Commissioner of the National Tax Service of Korea (currently, only Labuan, Malaysia) and has not acquired prior approval of the Commissioner, capital gains earned by such non-resident individual or non-Korean corporation upon the transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (i) 11% (including local income tax) of the gross proceeds realized and (ii) 22% (including local income tax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs). However, in most cases where a tax treaty is entered into between Korea and the country of tax residence of the non-resident individual or non-Korean corporation, such non-resident individual or non-Korean corporation is exempt from Korean income taxation under the applicable Korean tax treaty with his or its country of tax residence. In this regard, if the party to whom the capital gains from securities are provided exists as a paper company in order to receive benefits of a tax treaty and there exists a separate Beneficiary Owner that is provided with income from capital gains, tax will be withheld at source by applying the tax rate determined in the tax treaty entered into between Korea and the country of tax residence of the Beneficiary Owner. If the country of tax residence of the Beneficiary Owner and Korea has not entered into a tax treaty or in the case that such country is Labuan, Malaysia, tax will be withheld at source at a tax rate (11% of transfer price or 22% of capital gains, whichever is less) according to the Korean Corporate Tax Law. See ITEM 10.E. “TAXATION—KOREAN TAXATION—Tax treaties” below for a discussion on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify for the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

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

Under the tax law amendments effective for capital gains recognized or to be recognized from disposition of ADSs on or after January 1, 2008, ADSs are viewed as shares of stock for capital gains tax purposes. Accordingly, capital gains from sale or disposition of ADSs are taxed (if taxable) as if such gains are from sale or disposition of shares of our common stock. It should be noted that (i) capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from a transfer of ADSs outside Korea will generally be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the “STTCL,” provided that the issuance of ADSs is deemed to be an overseas issuance under the STTCL, but (ii) in the case where an owner of the underlying shares of stock transfers ADSs after conversion of the underlying shares into ADSs, the exemption under the STTCL described in (i) will not apply. In the case where an owner of the underlying shares of stock transfers the ADSs after conversion of the underlying shares of stock into ADSs, such person is obligated to file corporate income tax returns and pay tax unless a purchaser or a financial investment company with a brokerage license, as applicable, withholds and pays the tax on capital gains derived from transfer of ADSs, as discussed below.

Generally, to obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. However, in order for the beneficiary of capital gains from securities who is a corporation or an individual in Labuan to be qualified for a limited tax rate, the beneficiary must obtain an approval before such capital gains from securities is realized by submitting legal evidentiary documents that verify the country of tax residence of the beneficiary to the Commissioner of the National Tax Service of Korea along with a request for prior approval of tax withholding or the beneficiary may submit a request for correction to the responsible director of the tax office within three years of withholding tax at source. See ITEM 10.E. “TAXATION—KOREAN TAXATION—Tax treaties” for additional explanation on claiming treaty benefits.

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

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to its tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (e.g., dividends or capital gains) under an applicable tax treaty as the beneficial owner of such Korean source income, Korean tax law requires you (or your agent) to submit an application (in the case for reduced withholding tax rate, an “application for entitlement to reduced tax rate”, and in the case for exemption from withholding tax, an “application for tax exemption”) with a certificate of your tax residency issued by the competent authority of your country of tax residence, subject to certain exceptions (together, the “BO application”). For example, a U.S. resident would be required to provide a Form 6166 as a certificate of tax residency with the application for entitlement to reduced tax rate or the application for tax exemption, as the case may be. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle that is not the beneficial owner of such income (an “OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which in turn must submit an OIV report and a schedule of beneficial owners to the withholding agent prior to the payment date of such income. In the case of a tax exemption application, the withholding agent is required to submit such application (together with the applicable OIV report in the event the income will be paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

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

Persons considering the purchase, ownership or disposition of our ADSs or common shares should consult their own tax advisor concerning U.S. federal income tax consequences in light of their particular situation as well as any other tax consequences arising under the laws of any taxing jurisdiction. In particular, we believe that we were a PFIC during our 2008 through 2015 taxable years, and we expect that we will continue to be a PFIC during our 2016 taxable year. The U.S. federal income tax rules applicable to PFICs could have adverse consequences for U.S. Holders. See discussion under ITEM 10.E. “TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS—PFICs.”

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

The determination of whether we are a PFIC is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are uncertain or beyond our control, including the value of our assets, ADSs and common shares and the amount and type of our income. In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments and other passive assets we believe that we were a PFIC during our 2008 through 2015 taxable years, and we expect that we will continue to be a PFIC during our 2016 taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you could be subject to adverse U.S. federal income tax consequences as discussed below. Once we are a PFIC for any portion of the period that you hold our ADSs or common shares, all of our subsequent distributions, and any subsequent dispositions by you of such ADSs or common shares, will be subject to the special tax rules discussed below, even after we cease to be a PFIC.

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

If you hold our ADSs or common shares while we are a PFIC

If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you will be subject to special tax rules with respect to any “excess distribution” received with respect to our ADSs or common shares unless you make the mark-to-market election described below. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for our ADSs or common shares will be treated as excess distributions. Under these special tax rules:

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

Medicare Tax

Certain U.S. Holders that are individuals, estates, and trusts must pay a 3.8% tax (the “Medicare Tax”) on the lesser of the U.S. person’s (1) “net investment income” or “undistributed net investment income” in the case of an estate or trust and (2) the excess of modified adjusted gross income over a certain specified threshold for the taxable year. “Net investment income” generally includes income from interest, dividends, and net gains from the disposition of property (such as the securities) unless such income or net gains are derived in the ordinary course of a trade or business (other than a trade or business that is a passive activity with respect to the taxpayer or a trade or business of trading in financial instruments or commodities). Net investment income may be reduced by allowable deductions properly allocable to such gross income or net gain. Dividends on, and gains from the sale or other taxable disposition of, our ADSs or common shares generally will be taken into account for purposes of determining your net investment income. Additionally, if we are treated as a PFIC, under recently proposed U.S. Treasury regulations, if you include gains and losses in income under the mark-to-market election described above in “ITEM 10.E. TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS—Taxation of dividends—if you hold our ADSs or common shares while we are a PFIC,” such gains and losses will be taken into account as gains and losses from the sale or other taxable disposition of our ADSs for purposes of determining your net investment income. If you are an individual, estate, or trust, you are urged to consult with your tax advisor regarding application of the Medicare Tax to your income and gains in respect of your investment in the securities.

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

Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some cases, a higher threshold) may be required to file an information report with the IRS (on IRS Form 8938) with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the application of this disclosure requirement to their ownership of our stock.

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

As of December 31, 2015, we had Japanese Yen denominated accounts receivable of Won 1,210 million, which represented 22.4% of our total consolidated accounts receivable balance, and U.S. dollar denominated accounts receivable of Won 1,490 million, which represented 27.5% of our total consolidated accounts receivable balance. We also had Japanese Yen denominated accounts payable of Won 11 million, which represented 0.4% of our total consolidated accounts payable balance, and U.S. dollar denominated accounts payable of Won 305 million, which represented 10.3% of our total consolidated accounts payable balance. As these balances all have short maturities, exposure to foreign currency fluctuations on these balances is not significant. For example, a hypothetical 10% appreciation of the Won against the Japanese Yen and the U.S. dollar, in the aggregate, would reduce our cash flows by Won 238 million.

In 2015, Won 17,471 million of our revenue was derived from currencies other than the Won: primarily the Japanese Yen, Won 7,781 million; the U.S. dollar, Won 3,624 million; the NT dollar, Won 2,763 million; and the Chinese Yuan, 1,045 million. A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Won in 2015 would have reduced our revenue by Won 1,521 million.

As of March 31, 2016, we had no foreign currency forward contract outstanding. We may in the future enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risks, but we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Korean exchange control regulations that restrict our ability to convert the Won into U.S. dollar, Japanese Yen or Euro under certain emergency circumstances.

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

Credit risk

As our cash and cash equivalents and short-term financial instruments are placed with several local financial institutions. Two different financial institutions are holding approximately 26% each of our cash and cash equivalents and short term financial instruments. We face a potential credit risk that the financial institutions may become insolvent and be unable to repay our principal and interest in a timely manner. While the management believes such financial institutions are of a high credit quality, it is difficult for us to predict the financial condition of the Korean banking sector and the financial institutions that manage our cash holdings. We may be materially and adversely affected by any widespread failure in the Korean banking sector caused by any economic downturn or volatile financial markets in the future.

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

From January 1, 2015 to December 31, 2015, the depositary waived fees for standard costs associated with the administration of the ADRs estimated to total US$45,481.17.

From January 1, 2016 to the date of this Annual Report, the Company received no reimbursement from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as of December 31, 2015 were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2015, based upon criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and concluded that we maintained effective internal control over financial reporting as of December 31, 2015.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year ended December 31, 2015 that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Jong Gyu Hwang, our outside director, is an “audit committee financial expert,” as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act. Mr. Hwang is an independent director as such term is defined in Rule 10A-3 of the Exchange Act for purposes of the listing standards of NASDAQ that are applicable.

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

The following table sets forth the aggregate fees billed for Deloitte Anjin LLC, or “Deloitte,” the Korean member firm of Deloitte Touche Tohmatsu Limited and our principal accountant for each of the years ended December 31, 2014 and 2015, depending on the various types of services and a brief description of the nature of such services.

	Year Ended December 31,
Type of Service	2014		2015		Nature of Services
	(In millions of Won)
Audit Fees	~~W~~	440	~~W~~	409	Audit service for the Company
Audit-Related Fees		—		—
Tax Fees		—		—
All Other Fees		—		—

Total	~~W~~	440	~~W~~	409

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

See ITEM 6.C. “BOARD PRACTICES.”

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to ITEM 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to ITEM 19 “EXHIBITS” for a list of all financial statements and related notes filed as part of this Annual Report.

ITEM 19.	EXHIBITS

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
4.2

Agreement on the Exclusive License of Copyright Regarding Ragnarok Game Services, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.3

Cooperation Agreement on Ragnarok Game Services, dated May 31, 2002, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.4

Agreement on Factual Matters, dated November 19, 2002, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.5

Agreement on Ragnarok Game Services and Related Matters, dated January 22, 2003, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.6

Agreement, dated June 3, 2003, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.7

Agreement, dated October 27, 2004, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file no. 333- 122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.8

Ragnarok License and Distribution Agreement, dated July 24, 2002, between GungHo Online Entertainment, Inc. (formerly OnSale Japan K.K.) (licensee in Japan) and Registrant (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.9

Amendment to Ragnarok License and Distribution Agreement, dated September 23, 2004, between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.10

Joint Project Agreement for TV Animation “Ragnarok the Animation,” dated October 1, 2004, among Gravity Entertainment Corporation, formerly RO Production Ltd., GDH Co., Ltd., TV Tokyo Medianet Co., Ltd., Amuse Soft Entertainment Co., Ltd. and G&G Entertainment Inc. (translation in English, incorporated by reference to Exhibit 10.35 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.11

2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2006 between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 29, 2007)

4.12

Exclusive Ragnarok Online 2 License and Distribution Agreement dated October 15, 2007, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant (incorporated by reference to Exhibit 4.51 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 27, 2008)

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

Exhibit No.	Description
4.46

Fifth Amendment to Ragnarok Online Exclusive Game License Agreement dated October 22, 2013 between Game Flier International Corporation (licensee in Taiwan, Hong Kong and Macau) and Registrant (incorporated by reference to Exhibit 4.46 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 30, 2014)

4.47

Eighth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated October 24, 2013 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.47 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 30, 2014)

4.48

Seventh Amendment to the Exclusive Requiem Online License and Distribution Agreement dated December 1, 2013 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.48 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 30, 2014)

4.49

First Amendment to the Exclusive Ragnarok Online 2 License and Distribution Agreement dated January 1, 2014 between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant (incorporated by reference to Exhibit 4.49 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 30, 2014)

4.50

Fourth Amendment to Exclusive Ragnarok Authorization and Distribution Agreement dated March 2, 2014 between Level Up! Interactive S.A. (licensee in Brazil) and Registrant (incorporated by reference to Exhibit 4.50 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 30, 2014)

4.51

Lease Agreement dated December 31, 2014 between National IT Industry Promotion Agency and Registrant (incorporated by reference to Exhibit 4.51 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2015)

4.52

Ninth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2015 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.52 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2015)

4.53

Ragnarok Online 2 Online Game License Agreement dated January 15, 2015, between Shanghai The Dream Network Technology Co., Ltd. and Registrant (incorporated by reference to Exhibit 4.53 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2015)

4.54

Third Amendment to the Ragnarok Online Game License Agreement dated February 27, 2015 between PT. Lyto Datarindo Fortuna and Registrant (incorporated by reference to Exhibit 4.54 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2015)

4.55*	Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 5, 2015 between AsiaSoft Corporation Public Co., Ltd. and Registrant

4.56*	Supplemental Agreement to Ragnarok Online 2 Online Game License Agreement dated August 15, 2015 between Shanghai The Dream Network Technology Co., Ltd. and Registrant

4.57*	Fourth Amendment to the Ragnarok Online Game License Agreement dated August 27, 2015 between PT. Lyto Datarindo Fortuna and Registrant

4.58*	8th Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2015 between GungHo Online Entertainment, Inc. and Registrant

4.59*	Tenth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated November 16, 2015 between Gravity Interactive, Inc., and Registrant

Exhibit No.	Description
4.60*	Fifth Amendment to the Exclusive Ragnarok Authorization and Distribution Agreement dated March 2, 2016 between LevelUp! Interactive Ltd. and Registrant

4.61*	Exclusive Ragnarok Online License and Distribution Agreement dated April 1, 2016 between Electronics Extreme Ltd., and Registrant

8.1*	List of Registrant’s subsidiaries

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

Date: April 20, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

Gravity Co., Ltd.

We have audited the accompanying consolidated balance sheets of Gravity Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Gravity Co., Ltd. and subsidiaries as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of the Korean won amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the accompanying consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers of the financial statements.

/s/ DELOITTE ANJIN LLC
Deloitte Anjin LLC

Seoul, KOREA

April 20, 2016

GRAVITY CO., LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 2014 and 2015

	2014		2015		2015
					(Note 3)
	(In millions of Korean Won and in thousands of US dollars except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	~~W~~	28,382	~~W~~	24,909	$21,303
Short-term financial instruments		14,500		11,500	9,835
Accounts receivable, net (including related party balances of ~~W~~1,325 and ~~W~~1,224, respectively)		5,159		5,289	4,523
Prepaid expenses		954		982	840
Other current assets (including related party balances of ~~W~~40 and ~~W~~37, respectively)		1,697		996	852

Total current assets		50,692		43,676	37,353

Property and equipment, net		1,213		882	754
Leasehold and other deposits		937		954	816
Capitalized software development cost		8,553		—	—
Other intangible assets		210		132	113
Goodwill		1,210		—	—
Other non-current assets		281		85	74

Total assets	~~W~~	63,096	~~W~~	45,729	$39,110

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including related party balances of ~~W~~99 and ~~W~~6, respectively)	~~W~~	2,713	~~W~~	2,971	$2,541
Deferred revenue (including related party balances of ~~W~~298 and nil, respectively)		5,727		4,997	4,274
Accrued expense (including related party balances of ~~W~~15 and ~~W~~7, respectively)		787		511	437
Other current liabilities		424		325	278

Total current liabilities		9,651		8,804	7,530

Long-term deferred revenue (including related party balances of ~~W~~4,699 and ~~W~~4,699, respectively)		5,268		6,600	5,645
Accrued severance benefits		103		123	105
Other non-current liabilities		226		210	180

Total liabilities		15,248		15,737	13,460

Commitments and contingencies (See Note 11)
Parent Company Shareholders’ equity:
Preferred shares, ~~W~~500 par value, 2,000,000 shares authorized, and no shares issued and outstanding at December 31, 2014 and 2015		—		—	—
Common shares, ~~W~~500 par value, 38,000,000 shares authorized, and 6,948,900 shares issued and outstanding at December 31, 2014 and 2015		3,474		3,474	2,971
Additional paid-in capital		75,076		75,076	64,208
Accumulated deficit		(31,796)		(48,761)	(41,702)
Accumulated other comprehensive income		1,521		694	594

Total parent company shareholders’ equity		48,275		30,483	26,071

Non-controlling interest		(427)		(491)	(421)

Total equity		47,848		29,992	25,650

Total liabilities and equity	~~W~~	63,096	~~W~~	45,729	$39,110

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Years Ended December 31, 2013, 2014 and 2015

	2013		2014		2015		2015
							(Note 3)
	(In millions of Korean Won and in thousands of US dollars except share and per share data)
Revenue
Online games—subscription revenue	~~W~~	8,206	~~W~~	7,962	~~W~~	6,521	$5,577
Online games—royalties and license fees (including related party revenue of ~~W~~12,455, ~~W~~8,034 and ~~W~~6,705, respectively)		21,726		13,093		11,010	9,416
Mobile games and applications (including related party revenue of ~~W~~4,992, ~~W~~3,214 and ~~W~~2,639, respectively)		14,504		15,055		15,078	12,895
Character merchandising, animation and other revenue (including related party revenue of ~~W~~1,104, ~~W~~193 and ~~W~~111, respectively)		3,249		3,779		3,051	2,609

Total net revenue		47,685		39,889		35,660	30,497
Cost of revenue (including related party cost of ~~W~~119, ~~W~~315 and ~~W~~61, respectively)		35,399		34,188		30,282	25,898

Gross profit		12,286		5,701		5,378	4,599
Selling, general and administrative expenses (including related party expenses of ~~W~~123, ~~W~~7 and ~~W~~8, respectively)		17,063		12,682		11,481	9,819
Research and development (including related party expenses of ~~W~~959, ~~W~~277 and ~~W~~158, respectively)		6,131		4,847		5,277	4,513
Impairment loss on intangible assets and goodwill		5,822		1		5,849	5,002

Operating loss		(16,730)		(11,829)		(17,229)	(14,735)
Other income (expenses)
Interest income		1,334		1,137		675	577
Interest expense		(41)		(11)		(4)	(3)
Foreign currency gain (loss), net		(413)		(152)		256	219
Others, net		1,225		3		624	534

Loss before income tax expense and equity loss on investments		(14,625)		(10,852)		(15,678)	(13,408)
Income tax expenses		5,108		10,147		1,351	1,155

Loss before equity loss on investments		(19,733)		(20,999)		(17,029)	(14,563)
Equity loss on investments, net		(18)		—		—	—

Net loss		(19,751)		(20,999)		(17,029)	(14,563)
Net loss attributable to:
Non-controlling interest		(1,163)		(92)		(64)	(55)

Parent company	~~W~~	(18,588)	~~W~~	(20,907)	~~W~~	(16,965)	$(14,508)

Losses per share—basic and diluted:	~~W~~	(2,675)	~~W~~	(3,009)	~~W~~	(2,441)	$(2.09)

Weighted average number of shares outstanding
Basic and diluted		6,948,900		6,948,900		6,948,900	6,948,900

Other comprehensive loss
Foreign currency translation adjustment (“CTA”)
Foreign CTA loss		(102)		(156)		(203)	(173)
Reclassification adjustment for CTA		(1,225)		3		(624)	(534)

Net foreign CTA loss		(1,327)		(153)		(827)	(707)

Comprehensive loss		(21,078)		(21,152)		(17,856)	(15,270)

Comprehensive loss attributable to:
Non-controlling interest		(1,163)		(92)		(64)	(55)

Parent company	~~W~~	(19,915)	~~W~~	(21,060)	~~W~~	(17,792)	$(15,215)

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years Ended December 31, 2013, 2014 and 2015

	No. of Common Shares	Common Shares		Additional Paid-in Capital		Retained Earnings (Accumulated deficit)		Accumulated Other Comprehensive Income (Loss)		Non-Controlling Interest in Subsidiaries		Total
	(In millions of Korean Won, except number of shares)
Balance at January 1, 2013	6,948,900		3,474		75,395		7,699		3,001		509		90,078
Comprehensive loss
Foreign currency translation adjustments, net of tax	—		—		—		—		(1,327)		—		(1,327)
Net loss	—		—		—		(18,588)		—		(1,163)		(19,751)
Changes in ownership interest in subsidiaries	—		—		(319)		—		—		319		—

Balance at December 31, 2013	6,948,900		3,474		75,076		(10,889)		1,674		(335)		69,000
Comprehensive loss
Foreign currency translation adjustments, net of tax	—		—		—		—		(153)		—		(153)
Net loss	—		—		—		(20,907)		—		(92)		(20,999)

Balance at December 31, 2014	6,948,900		3,474		75,076		(31,796)		1,521		(427)		47,848
Comprehensive loss
Foreign currency translation adjustments, net of tax	—		—		—		—		(827)		—		(827)
Net loss	—		—		—		(16,965)		—		(64)		(17,029)

Balance at December 31, 2015	6,948,900	~~W~~	3,474	~~W~~	75,076	~~W~~	(48,761)	~~W~~	694	~~W~~	(491)	~~W~~	29,992

	(Note 3)
	(In thousands of US dollars, except number of shares)
Balance at December 31, 2014	6,948,900		$2,971		$64,208		$(27,194)		$1,301		$(366)		$40,920
Comprehensive loss
Foreign currency translation adjustments, net of tax	—		—		—		—		(707)		—		(707)
Net loss	—		—		—		(14,508)		—		(55)		(14,563)

Balance at December 31, 2015	6,948,900		$2,971		$64,208		$(41,702)		$594		$(421)		$25,650

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2013, 2014 and 2015

	2013		2014		2015		2015
							(Note 3)
	(In millions of Korean Won and in thousands of US dollars)
Cash flows from operating activities
Net loss	~~W~~	(19,751)	~~W~~	(20,999)	~~W~~	(17,029)	$(14,563)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization		7,832		5,617		4,763	4,074
Allowance for accounts receivable and other receivables		28		98		8	7
Impairment loss on intangible assets and goodwill		5,822		1		5,849	5,002
Impairment losses on property plant & equipment		—		4		—	—
Provision (reversal) for accrued severance benefits		67		(60)		20	17
Equity loss on investments, net		18		—		—	—
Gain on disposition of intangible assets		(100)		—		—	—
Loss (gain) on foreign currency transactions		68		(75)		(129)	(110)
Loss (gain) on disposition of property and equipment		23		(5)		(13)	(11)
Others		(1,122)		(3)		(624)	(534)
Changes in operating assets and liabilities:
Accounts receivable		1,660		265		24	21
Other assets		834		4,026		841	718
Accounts payable		(636)		(1,702)		102	88
Accrued expenses		(344)		208		(283)	(242)
Deferred revenue		517		(1,719)		482	412
Income tax payable		(102)		(34)		7	6
Deferred income taxes		2,474		8,673		—	—
Payment of severance benefits		(444)		(100)		—	—
Other liabilities		(88)		(342)		4	4

Net cash used in operating activities	~~W~~	(3,244)	~~W~~	(6,147)	~~W~~	(5,978)	$(5,111)

Cash flows from investing activities
Decrease in short-term financial instruments	~~W~~	39,500	~~W~~	45,005	~~W~~	52,000	$44,473
Increase in short-term financial instruments		(40,000)		(41,500)		(49,000)	(41,907)
Decrease in short-term loans receivables		71		36		7	6
Proceeds from disposal of equity method investments		579		—		—	—
Purchase of property and equipment		(620)		(342)		(418)	(357)
Proceeds from disposal of property and equipment		17		15		15	13
Increase in capitalized software development costs		(946)		—		—	—
Decrease (increase) in leasehold deposits		82		330		(9)	(8)
Disposal of other non-current assets		23		—		—	—
Others, net		60		(61)		—	—

Net cash provided by (used in) investing activities		(1,234)		3,483		2,595	2,220

Cash flows from financing activities
Repayment of borrowings		(619)		(144)		(117)	(101)

Net cash used in financing activities		(619)		(144)		(117)	(101)

Effect of exchange rate changes on cash and cash equivalents		(136)		(32)		27	22

Net decrease in cash and cash equivalents		(5,233)		(2,840)		(3,473)	(2,970)

Cash and cash equivalents
Beginning of the year		36,455		31,222		28,382	24,273

End of the year	~~W~~	31,222	~~W~~	28,382	~~W~~	24,909	$21,303

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Gravity Co., Ltd. (“Gravity”) was incorporated on April 4, 2000 to engage in developing and distributing online games and other related businesses principally in the Republic of Korea and other countries in Asia, North and South America, and Europe. Gravity’s principal product, Ragnarok Online, a multiplayer online role playing game, was commercially launched in August 2002. On February 8, 2005, Gravity listed its common shares on NASDAQ in the United States by means of American Depositary Shares (“ADSs”).

Gravity has four subsidiaries. NeoCyon, Inc. and Gravity Games Corporation (formerly Barunson Interactive Corporation) operate in the Republic of Korea, Gravity Interactive, Inc., operates in the United States and Gravity Entertainment Corporation operates in Japan.

Gravity Middle East & Africa FZ LLC was excluded from the consolidation during the year ended December 31, 2015 due to liquidation (See Note 2).

On April 1, 2008, GungHo Online Entertainment, Inc. became a majority shareholder by acquiring 52.39% of the voting shares from Heartis Inc., the former majority shareholder, and also acquired additional 6.92% voting shares on June 23 and June 24, 2008. As of December 31, 2015, GungHo Online Entertainment, Inc. has majority ownership and voting rights (59.31%) over the Company.

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

Subsidiary	Year of Establishment	Year of Obtaining Control	Percentage of Ownership (%)
Gravity Interactive, Inc.	2003	2003	100.00
Gravity Entertainment Corporation	2003	2004	100.00
NeoCyon, Inc.	2000	2005	96.11
Gravity Games Corporation(*1)	2003	2010	85.50

(*1)

In October 2010, the Company acquired 50.83% ownership of Barunson Interactive Corporation. Based on the shareholders’ meeting held on March 28, 2011, Barunson Interactive Corporation changed its name to Gravity Games Corporation. In August 2013, the Company additionally acquired 34.67% of the share capital of Gravity Games Corporation through additional capital increase. As a result of increase in ownership interest, additional paid-in capital was decreased by ~~W~~319 million and non-controlling interest in subsidiaries increased by the same amount.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

The subsidiary that was excluded from consolidation during the year ended December 31, 2015 is as follows:

Subsidiary	Reason
Gravity Middle East & Africa FZ LLC(*)	Liquidation

(*)

In November 2015, Gravity Middle East & Africa FZ LLC was liquidated in accordance with the law of United Arab Emirates. As a result of liquidation, the entire accumulated other comprehensive income balance of ~~W~~624 million that relates to Gravity Middle East & Africa FZ LLC was reclassified to other income.

Investments in entities where the Company holds more than 20% but less than 50% ownership or over which the Company has significant management influence are accounted for using the equity method of accounting and the Company’s share of the investee’s operations is included in Equity method investments. The Company follows the equity method of accounting for investments in its joint ventures Animation Production Committee and Gravity EU SAS (See Note 6).

Investments in limited partnerships are accounted for using the equity method in accordance with Accounting Standards Codification (“ASC”) 323, Investment—Equity Method and Joint Ventures, which requires the use of the equity method unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” The Company follows the equity method of accounting for its investment in Online Game Revolution Fund No. 1 (See Note 6).

The Company recorded its initial investments at cost and records its pro rata share of the earnings or losses in the results of operations of the equity method investees.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include useful lives of property and equipment, salvage values and recovery of property and equipment; recoverability of goodwill and intangible assets; valuation allowances for receivables, realization of deferred income tax assets, and estimated life cycle of game users. Actual results could differ materially from the estimates and assumptions used.

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

During the years ended December 31, 2013, 2014 and 2015, the Company generated 81%, 84% and 87% of its revenues from countries in Asia, respectively.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

As of December 31, 2013, 2014, and 2015, GungHo Online Entertainment, Inc. and LG Electronics Inc. are customers whose related accounts receivable and total revenue exceeds 10% of the Company’s total accounts receivable and total revenue, and the proportions are as follows:

		2013		2014		2015
Country	Customer	Accounts Receivable	Revenues	Accounts Receivable	Revenues	Accounts Receivable	Revenues
Japan	GungHo Online Entertainment, Inc.	30%	38%	25%	28%	23%	27%
Korea	LG Electronics Inc.	9%	6%	15%	8%	11%	12%

The amounts included within the accounts receivable balance as of December 31, 2015 are ~~W~~1,224 million and ~~W~~618 million from GungHo Online Entertainment, Inc. and LG Electronics Inc., respectively.

Concentrations of credit risk

Cash and cash equivalents and short-term financial instruments are potentially subject to concentration of credit risk. Cash and cash equivalents and short-term financial instruments are placed with several financial institutions, of which approximately 26.09% and 26.09% of such amounts are held at two financial institutions, respectively, as of December 31, 2015.

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

Mobile games and applications revenue

Mobile games and applications revenue consists of (i) revenues from micro-transactions and a proportion of the per-download fees that users pay in cases where the Company directly provides mobile games services to users, such as in Korea; (ii) license fees and/or guaranteed minimum royalty payments, and royalty revenues from the Company’s licensees to which it licenses the right to market and distribute its mobile games in overseas countries; (iii) contract prices, which are related to various development services and products provided by the Company to third parties, such as developing games embedded in mobile phones, mobile applications, and sound for mobile phones and appliances; (iv) revenues from mobile games operation service for third parties; and (v) intellectual property license fees and/or guaranteed minimum royalty payments, and royalty revenues from third parties that develop and provide services for mobile games based on the Company’s original intellectual property.

Micro-transaction fees for in-game items are deferred when such in-game items are purchased by users and ratably as revenues over the estimated life cycle of game users or recognized as revenue when the purchased in-game items are used in the games. Per-download fees are recognized on a monthly basis as they are earned. License fees are deferred and recognized ratably as revenue over the license period and guaranteed minimum royalty payments are deferred and recognized as the relevant royalty is earned. Upfront fees including license fees and guaranteed minimum royalty payment are recorded as deferred revenue and recognized ratably over the life of the contract. Royalty revenues are based on an agreed percentage of each of the licensees’ revenues based on the licensees’ sales from mobile games. Contract prices are recognized when the products or services have been delivered or rendered and the customers can begin use in accordance with the contractual terms. Revenues from mobile games operation service are based on an agreed percentage of each of the licensors’ revenues based on the licensor’s sales from the mobile games the Company operates on their behalf and recognized on a monthly basis after the licensor confirms its revenues based on the licensor’s sales from the relevant mobile games during the month. Intellectual property royalty revenues are recognized on a monthly basis.

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

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Revenues from sales of console games are derived from a specified percentage of the publisher’s sales after deductibles, including payments to the platform holder and others, and recognized on a quarterly basis as they are earned by the publisher. Royalty payments from game character merchandising are recognized on a quarterly basis as they are earned by the licensee. Contract prices for the Company’s services provided to third parties are recognized when the products or services have been delivered or rendered and the customers can begin their use in accordance with the contractual terms.

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

Capitalized software development costs for games, net of accumulated amortization and impairment, at December 31, 2014 and 2015 were ~~W~~8,553 million and nil, respectively. Amortization expense for the years ended December 31, 2013, 2014 and 2015 were ~~W~~4,613 million, ~~W~~3,990 million and ~~W~~3,948 million, respectively.

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

Impairment losses on capitalized software development cost for games for the years ended December 31, 2014 and 2015 were nil and ~~W~~4,605 million, respectively.

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

Acquired in-process research and development (“IPR&D”) technology

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

The Company’s intangible assets other than capitalized software development costs and goodwill are remeasured at fair value only if an impairment charge is recognized. The Company uses unobservable inputs to the valuation methodologies that were significant to the fair value measurements, and the valuations required management judgment due to the absence of quoted market prices.

Advertising

The Company expenses advertising costs as incurred. Advertising expense was ~~W~~2,852 million, ~~W~~1,614 million and ~~W~~1,882 million for the years ended December 31, 2013, 2014 and 2015, respectively.

Accrued severance benefits and pension plan

Certain employees and directors in Korea with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on the length of service and rate of pay at the time of termination. Accrued severance benefits are estimated assuming all eligible employees were to terminate their employment at the balance sheet date in compliance with relevant laws in Korea. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of ASC 715, Compensation—Retirement Benefits.

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

Segment Reporting

An operating segment is defined as a component of a company that engages in business activities for which discrete financial information is available, that is regularly reviewed by the company’s Chief Operating Decision Maker (the “CODM”) to make decisions about resources to be allocated to the segment and assess its performance. In accordance with ASC 280, Segment Reporting, the Company currently operates and manages its business as several operating and reportable segments (See Note 15).

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

Fair Value of Financial Instruments

ASC 825, Financial Instruments, requires disclosure of the fair value of financial instruments for which the determination of fair value is practicable. The fair values of the Company’s cash and cash equivalents, short-term financial instruments, accounts receivable and other current assets, accounts payable and other current liabilities approximate carrying values due to the short maturity of these instruments.

Earnings (losses) per share

Basic earnings (losses) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding for all periods. Diluted earnings (losses) per share is computed by dividing net earnings (losses) by the weighted average number of common shares outstanding, increased by common stock equivalents. However, for each of three years in the period ended December 31, 2015, there has been no common stock equivalent.

Recent accounting pronouncements

In July 2013, the FASB issued ASU 2013-11, Income Taxes, which requires the presentation of certain unrecognized tax benefits as reductions to deferred tax assets rather than as liabilities in the Consolidated Balance Sheets when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The new standard requires adoption on a prospective basis in the first quarter of 2015. The adoptions of ASU 2013-05 did not have a material impact on the Company’s consolidated financial statements.

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. This guidance will be effective beginning January 1, 2018 and can be applied

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is currently evaluating the adoption method as well as the impact of this new accounting guidance on the Company’s consolidated financial statements.

In August, 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements-Going Concern, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The ASU shall be applied at the effective date, and the Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The Company does not expect the adoption of this standard to have a material impact on its consolidated statement of operations or consolidated balance sheet, but it may result in additional disclosures.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, an amended standard, requiring that the Company classifies all deferred tax assets and liabilities as non-current on the balance sheet instead of separating deferred taxes into current and non-current. The amended standard is effective for the Company beginning in the first quarter of 2017; early adoption is permitted and the Company is evaluating whether it will early adopt. The amended standard may be adopted on either a prospective or retrospective basis. The Company does not expect that the adoption of this standard will have a significant impact on its financial position or results of operations.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall, which changes to the accounting for financial instruments that primarily affect equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. This standard is effective for us beginning in the first quarter of 2018; certain provisions allow for early adoption and the Company is evaluating whether it will elect to early adopt these provisions. The new standard should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, with certain exceptions. The Company does not expect that the adoption of this standard will have a significant impact on its financial position or results of operations.

In February 2016, the FASB issued ASU 2016-02, Leases, which provides guidance for lease accounting. The new guidance contained in the ASU stipulates that lessees will need to recognize a right-of-use asset and a lease liability for substantially all leases (other than leases that meet the definition of a short-term lease). The liability will be equal to the present value of lease payments. Treatment in the consolidated statements of comprehensive loss will be similar to the current treatment of operating and capital leases. This standard will be effective for annual reporting periods (including interim reporting period within those periods) beginning after December 15, 2018. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

3. Convenience Translation into United States Dollar Amounts

The Company reports its consolidated financial statements in Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying consolidated financial statements are presented

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Convenience Translation into United States Dollar Amounts (Continued)

solely for the convenience of the reader, and have been converted at the rate of 1,169.26 Korean Won to one US dollar, which is the noon buying rate of the U.S. Federal Reserve Board in effect on December 31, 2015. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into US dollars at that or any other rate.

4. Restricted Assets

As of December 31, 2014 and 2015, the Company has no restricted long-term financial instrument.

5. Allowance for doubtful accounts

Changes in the allowance for accounts receivable for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013		2014		2015
	(In millions of Korean Won)
Balance at beginning of year	~~W~~	9	~~W~~	32	~~W~~	35
Provision for allowances		23		16		1
Reversal of previous provision		—		—		—
Write-offs		—		(13)		—

Balance at end of year	~~W~~	32	~~W~~	35	~~W~~	36

Changes in the allowance for loan receivable for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013		2014		2015
	(In millions of Korean Won)
Balance at beginning of year	~~W~~	1,200	~~W~~	1,200	~~W~~	1,200
Provision for allowances		—		—		10
Reversal of previous provision		—		—		—
Write-offs		—		—		—

Balance at end of year	~~W~~	1,200	~~W~~	1,200	~~W~~	1,210

The original long-term loans receivable due from Naru Entertainment Corporation (“Naru”) were ~~W~~1,200 million. The loans and its accrued interest at 8% annually, would be paid by revenue sharing payments in the future. As Naru reported the closure of business during 2012, the Company has reserved the full amount due from Naru as bad debt reserve since the year ended December 31, 2012.

6. Equity Method Investment

The Company’s equity income (loss) on investments is comprised of the following for the years ended December 31, 2013, 2014 and 2015:

	2013		2014		2015
	(In millions of Korean Won)
Animation Production Committee	~~W~~	—	~~W~~	—	~~W~~	—
Online Game Revolution Fund No. 1		(18)		—		—
Gravity EU SAS		—		—		—

Total equity income (loss) on investments	~~W~~	(18)	~~W~~	—	~~W~~	—

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Equity Method Investment (Continued)

Animation Production Committee

In April 2004, the Company’s subsidiary, Gravity Entertainment Corporation, invested ¥123 million (~~W~~1,358 million) for a 30% interest in “Animation Production Committee,” a joint venture, which was incorporated in Japan to produce an animation of Ragnarok Online. The investment was accounted for under the equity method of accounting. In 2006, the Company discontinued applying the equity method as the investment was reduced to zero. The Company does not have any contractual obligation to fund the further losses of the joint venture.

Online Game Revolution Fund No. 1

In 2005, the Company entered into a limited liability partnership agreement to invest the committed amount of ¥1,000 million (~~W~~8,713 million) in Online Game Revolution Fund No. 1, a limited liability partnership (the “Partnership”). In 2005, 2006, 2008 and 2009, the Company invested ¥100 million (~~W~~869 million), ¥150 million (~~W~~1,245 million), ¥642 million (~~W~~6,054 million) and ¥18 million (~~W~~229 million), respectively. As of December 31, 2012, the Company, SoftBank Corporation and GungHo Online Entertainment, Inc. (“GungHo”) had interests of 16.39%, 49.18% and 8.20%, respectively, in Online Game Revolution Fund No. 1. The Company had 16.39% interest in the Partnership as a limited partner, and could not significantly influence the Partnership’s operation and financial policies per the limited liability partnership agreement. However, the Company accounted for the investment under the equity method of accounting in accordance with ASC 323, Investment—Equity Method and Joint Ventures, which requires the use of the equity method unless the investors’ interest is so minor that the limited partner may have virtually no influence over the Partnership’s operating and financial policies. The Company recorded the losses of the Partnership as equity amounting to ~~W~~18 million in 2013.

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

Gravity EU SAS

Gravity EU SAS was accounted for by using the equity method since August 2011, due to a dilution of the Company’s interest in Gravity EU SASU, the Company’s ownership of the investee decreased from 100% to 25%. In 2013, the Company discontinued applying the equity method as the investment was reduced to zero. The Company did not have any contractual obligation to fund further losses of Gravity EU SAS. Gravity EU SAS was disposed in November 2014 and the Company recognized the gain on disposition of investments amounting to ~~W~~3 million.

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

As of December 31, 2014 and 2015, the Company’s financial assets consist of cash, short-term financial instruments, accounts receivable, other current assets, accounts payable, and other current liabilities. The Company’s carrying amounts of cash and cash equivalents, short-term financial instruments, accounts receivable, other current assets, accounts payable and other current liabilities approximate fair value due to the short-term nature of these instruments

8. Property and Equipment, Net

Property and equipment as of December 31, 2014 and 2015 consist of the following:

	2014		2015
	(In millions of Korean Won)
Computer and equipment	~~W~~	7,050	~~W~~	6,413
Furniture and fixtures		1,368		1,750
Vehicles		80		—
Capital lease assets		1,340		1,429
Leasehold improvements		964		964
Software externally-purchased		10,280		10,506

		21,082		21,062
Less accumulated depreciation		(19,869)		(20,180)

	~~W~~	1,213	~~W~~	882

Depreciation expenses for the years ended December 31, 2013, 2014 and 2015 were ~~W~~1,852 million, ~~W~~1,578 million and ~~W~~765 million, respectively.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Goodwill and other intangible assets

Capitalized software development cost and other intangible assets as of December 31, 2014 and 2015 consist of the following:

	At December 31, 2014								At December 31, 2015
	Gross Carrying Amount		Accumulated Amortization		Accumulated Impairment		Net Carrying Amount		Gross Carrying Amount		Accumulated Amortization		Accumulated Impairment		Net Carrying Amount
	(In millions of Korean Won)
Capitalized software development cost	~~W~~	29,558	~~W~~	(20,226)	~~W~~	(779)	~~W~~	8,553	~~W~~	29,558	~~W~~	(24,174)	~~W~~	(5,384)	~~W~~	—
Acquired intangible assets
Product technology		18,599		(12,523)		(6,033)		43		18,599		(12,543)		(6,033)		23
IPR&D technology		8,503		—		(8,503)		—		8,503		—		(8,503)		—
Trademarks		579		(409)		(3)		167		586		(440)		(37)		109
Others		3,078		(1,089)		(1,989)		—		3,078		(1,089)		(1,989)		—

Total	~~W~~	60,317	~~W~~	(34,247)	~~W~~	(17,307)	~~W~~	8,763	~~W~~	60,324	~~W~~	(38,246)	~~W~~	(21,946)	~~W~~	132

The Company capitalized ~~W~~548 million of R&D costs in accordance with ASC 985, Costs of Software to be Sold, Leased, or Marketed in 2013.

All of the Company’s intangible assets other than goodwill and IPR&D are subject to amortization. No significant residual value is estimated for the intangible assets. Aggregate amortization expenses for intangible assets for the years ended December 31, 2013, 2014 and 2015 were ~~W~~5,980 million, ~~W~~4,039 million and ~~W~~3,999 million, respectively.

The Company recognized impairment loss of ~~W~~779 million for capitalized software development cost (Ragnarok Odyssey Ace, Ragnarok Online Guild Masters, and Game Station, a mobile game service platform) in 2013. As Ragnarok Online II has not yet been launched in Japan and has had limited success in certain jurisdictions where the game has been launched and the Board of Directors of the Company has approved a termination of the license and distribution agreement for Ragnarok Online II with GungHo Online Entertainment Inc. (“GungHo”) in January 2016 (See Note 18), Ragnarok Online II was considered fully impaired. The Company recognized impairment loss of ~~W~~4,605 million for capitalized software cost for Ragnarok Online II in 2015, which included in online games segment.

The Company recognized impairment loss of ~~W~~3 million and ~~W~~34 million for trademarks in 2013 and 2015, respectively. Impairment charges amounting to ~~W~~963 million for other intangible assets were recognized in 2013.

Despite the Company’s various efforts, a significant decrease in revenue of Dragonica was noted in the fourth quarter of 2013, which were trigger events for the impairment analysis of Dragonica. As the carrying amount of Dragonica exceeded its fair value, Dragonica was considered fully impaired. The Company recognized impairment losses of ~~W~~1,424 million for product technology (Dragonica) in 2013.

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

Expected amortization expenses related to the current net carrying amount of intangible assets are as follows:

	(In millions of Korean Won)
2016	~~W~~	45
2017		26
2018		20
2019		13
2020 and thereafter		28

	~~W~~	132

Changes in goodwill balances for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013		2014		2015
	(In millions of Korean Won)
Balance at beginning of the year
Goodwill	~~W~~	8,232	~~W~~	8,232	~~W~~	8,232
Accumulated impairment losses		(4,369)		(7,022)		(7,022)

		3,863		1,210		1,210

Impairment losses		(2,653)		—		(1,210)
Balance at end of the year
Goodwill		8,232		8,232		8,232
Accumulated impairment losses		(7,022)		(7,022)		(8,232)

	~~W~~	1,210	~~W~~	1,210	~~W~~	—

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Goodwill and other intangible assets (Continued)

The Company performed its annual impairment test for goodwill at its reporting unit using data as of December 31, 2013, 2014 and 2015. In performing the valuations, the Company used cash flows, which reflected management’s forecasts and discount rates which reflect the risks associated with the current market. Prior to performing the two-step impairment test for goodwill, the Company performed a qualitative assessment for the reporting unit.

In performing the annual impairment test for goodwill for Gravity Games in 2013, the fair value of the business reporting unit Gravity Games was determined to be lower than its carrying amount. Therefore, during the fiscal year ended December 31, 2013, the Company recorded impairment losses of ~~W~~2,653 million in reporting unit of Gravity Games due to the overall decline in the fair value of the reporting unit and uncertainty in the future. The fair value of the reporting unit was estimated principally using the expected present value of the future cash flows. As a result of impairment, the goodwill for the reporting unit of Gravity Games Corporation was fully written off as of December 31, 2013.

In 2014, the Company concluded not to recognize impairment loss for goodwill as the fair value of the business reporting unit was determined to be greater than its carrying amount.

In 2015, the Company recorded impairment losses of ~~W~~1,210 million in the reporting unit NeoCyon as a result of the goodwill impairment test. The fair value of the reporting unit was estimated principally using the expected present value of the future cash flows. Due to decline in forecasted performance in our annual goodwill impairment test, the fair value of the reporting unit NeoCyon was determined lower than its carrying amount.

10. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013		2014		2015
	(In millions of Korean Won)
Balance at beginning of year	~~W~~	683	~~W~~	263	~~W~~	103
Provisions for severance benefits		67		(60)		20
Severance payments		(444)		(100)		—
Terminated but not yet paid		(43)		—		—

Balance at end of year	~~W~~	263	~~W~~	103	~~W~~	123

In 2005, Gravity introduced a defined contribution pension plan (“Pension Plan”) in accordance with the Employee Benefit Security Act of Korea and entered into a nonparticipating defined contribution insurance contract with a life insurance company. Gravity’s contribution to the Pension Plan was ~~W~~1,114 million, ~~W~~1,227 million and ~~W~~827 million in 2013, 2014 and 2015, respectively. In 2011, NeoCyon, Inc. also introduced a pension plan. ~~W~~467 million, ~~W~~569 million, and ~~W~~562 million were recognized as a cost for such pension plan in 2013, 2014 and 2015, respectively. For the contributions already paid, Gravity and NeoCyon will have no legal or constructive obligation to pay further amounts and therefore no severance benefits were accrued. The accrued severance benefits recorded at December 31, 2015 relate to the other employees who have not been included in a Pension Plan.

11. Commitments and Contingencies

As of December 31, 2015, the Company has outstanding licensing agreements for Ragnarok Online with 7 companies internationally. Based on the agreements with the licensees, the Company receives certain amounts (24% to 40%) of each licensee’s revenues as royalty.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Commitments and Contingencies (Continued)

In January 2015, the Company entered into a development agreement with Shanghai The Dream Network Technology Co., Ltd., or Dream Square, to develop and distribute two mobile games in China based on the contents of Ragnarok Online, which was amended in March 2016 to grant Dream Square an exclusive right to develop mobile games and web games based on the contents of Ragnarok Online and distribute such games for 5 years.

As of December 31, 2015, the Company has contracts for the exclusive rights of Ragnarok Online II game distribution and sales with GungHo Online Entertainment, Inc. (“GungHo”) in Japan, PT. Lyto Datarindo Fortuna in Indonesia and Shanghai The Dream Square Network Technology Co., Ltd. in China. Among aforementioned contacts, the Board of Directors of the Company has approved a termination of the license and distribution agreement for Ragnarok Online II with GungHo in January 2016 (See Note 18). The contract with AsiaSoft Corporation CO., Ltd. in Thailand and in Vietnam were terminated in June 2015. Also the Company entered into the contract for the exclusive rights of Dragon Saga game distribution and sales with Electronic Extreme in Thailand in October 2015. The contract periods of these license agreements range from one to three years after commercialization in each geographical location.

As of December 31, 2013, the license fee the Company has committed to pay upon the commercial launches of the licensed games were ~~W~~200 million and ~~W~~450 million for Steal Fighter and a Web browser-based game, respectively. But the agreement for Steal Fighter and a Web browser-based game were terminated in January 2014 and June 2014, respectively.

The Company entered into various capital lease agreements to utilize game servers. The Company made principal and interest payments of $243 thousand (~~W~~256 million) and $22 thousand (~~W~~23 million) in 2013 and $137 thousand (~~W~~144 million) and $11 thousand (~~W~~11 million) in 2014, respectively. In 2015, the Company made principal and interest payments of $103 thousand (~~W~~117 million) and $4 thousand (~~W~~4 million), respectively.

Future minimum lease payments for the leases as of December 31, 2015, are as follows:

	2016				2017
	Principal		Interest		Principal		Interest
	(In millions of Korean Won)
Capital lease	~~W~~	17	~~W~~	—	~~W~~	—	~~W~~	—

In addition to the capital lease above, the Company leases certain properties which are considered to be operating leases. Rental expenses incurred under these operating leases were ~~W~~2,342 million, ~~W~~2,324 million and ~~W~~1,755 million for the years ended December 31, 2013, 2014 and 2015, respectively. The Company entered into an office lease agreement with Korea Software Industry Promotion Agency in 2008 and MANI Business Center in 2015. This lease agreement recorded a guarantee deposit of ~~W~~914 million as of December 31, 2015.

Future minimum rental payments for the operating leases as of December 31, 2015, are as follows:

	(In millions of Korean Won)
2016	~~W~~	1,637
2017		—
2018		—

	~~W~~	1,637

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Commitments and Contingencies (Continued)

Litigation

In April 2009, the Company repatriated ~~W~~1,820 million ($1.4 million) from Gravity Middle East & Africa FZ-LLC (“ME&A”), which was the primarily remaining net assets of ME&A. In August 2010, the director and manager of ME&A, as a representative of ME&A, filed a lawsuit against the Company and some of its directors and officers on the subject of them being accused of the repatriation of ME&A claiming an aggregate of ~~W~~1,628 million (AED 5 million and related interest plus litigation costs). In November 2011, the case was decided in favor of the plaintiff and the Company filed an appeal with the Seoul High Court and paid a deposit in court amounting to ~~W~~4,140 million to proceed with the appeals against the dismissal of the case regarding the repatriation of capital funds from ME&A. The court ruled partially in favor of the plaintiff in December 2012. The Company filed a final appeal in December 2012 and the plaintiff filed a final appeal in January 2013 with the Supreme Court of Korea with additional deposit in court of ~~W~~130 million. In November 2014, the case was closed as a result of the settlement with the plaintiff and the deposit in court amounting ~~W~~4,270 million was fully refunded to the Company. In November 2015, ME&A was liquidated in accordance with the law of United Arab Emirates.

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

12. Shareholders’ Equity

As of December 31, 2015, Gravity is authorized to issue a total of 40 million shares with a par value of ~~W~~500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of this authorized amount, Gravity is authorized to issue up to 2 million non-voting preferred shares. Under the articles of incorporation, holders of non-voting preferred shares are entitled to receive dividends of not less than 1% and up to 15% of the par value of such shares, the exact rate to be determined by Gravity’s Board of Directors at the time of issuance, provided that the holders of preferred shares are entitled to receive dividend at a rate not lower than that determined for holders of common shares. Gravity does not have any non-voting preferred shares outstanding.

As of December 31, 2015, the Company had a total of 6,948,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are registered.

13. Loss Per Share

The components of basic and diluted losses per share are as follows:

	2013		2014		2015
	(In millions of Korean Won, except per share data)
Net loss available for common shareholders (A)	~~W~~	(18,588)	~~W~~	(20,907)	~~W~~	(16,965)
Weighted average outstanding shares of common shares (B)		6,948,900		6,948,900		6,948,900

Loss per share Basic and diluted (A/B)	~~W~~	(2,675)	~~W~~	(3,009)	~~W~~	(2,441)

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes

Income tax expenses for the years ended December 31, 2013, 2014 and 2015 consist of the following:

	2013		2014		2015
	(In millions of Korean Won)
Loss before income taxes
Domestic	~~W~~	(13,403)	~~W~~	(9,415)	~~W~~	(14,790)
Foreign		(1,222)		(1,437)		(888)

		(14,625)		(10,852)		(15,678)

Current income taxes
Domestic		2,634		1,473		1,351
Foreign		—		—		—

		2,634		1,473		1,351

Deferred income taxes (benefit)
Domestic		2,474		8,674		—
Foreign		—		—		—

		2,474		8,674		—

Total income tax expenses	~~W~~	5,108	~~W~~	10,147	~~W~~	1,351

Income taxes recognized directly in other comprehensive income for the years ended December 31, 2013, 2014 and 2015 are ~~W~~17 million, ~~W~~68 million and nil, respectively.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of December 31, 2014 and 2015 are as follows:

	2014		2015
	(In millions of Korean Won)
Deferred tax assets
Accrued expense	~~W~~	269	~~W~~	345
Allowance for doubtful		1,201		1,179
Investments in subsidiaries and equity method investees		231		77
Depreciation and amortization		269		1,228
Deferred revenue		578		487
Net operation loss carryforwards		10,882		14,157
Foreign tax credit carryforwards		13,901		10,078
Tax credit carryforwards for research and human resource development		3,507		3,533
Tax credit carryforwards for social insurance for employment increase		70		70
Others		105		91

Total deferred tax assets		31,013		31,245
Less valuation allowance		(30,902)		(31,146)

		111		99

Deferred tax liabilities
Accrued income		34		23
Investments in subsidiaries and equity method investees		77		76

Total deferred tax liabilities		111		99

Net deferred tax assets	~~W~~	—	~~W~~	—

Reported as
Current portion of deferred income tax assets	~~W~~	—	~~W~~	—
Non-current deferred income tax assets	~~W~~	—	~~W~~	—

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

In assessing the realizability of deferred income tax assets, management considered whether it was more likely than not that some portion or all of the deferred income tax assets would not be realized. In particular, a significant portion of the available loss carryforwards and tax credit carryforwards is expected to expire if the Company does not generate sufficient taxable income in Korea. The ultimate realization of deferred income tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences became deductible. Management considered the scheduled reversal of deferred tax liabilities, uncertainty in the future taxable income, the tax structure of the Company and tax planning strategies in making this assessment. In 2013, based on the level of historical taxable income and the future taxable income under the Company’s business plan over the periods in which the deferred tax assets were deductible, management believed it was more likely than

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

not that ~~W~~2,642 million or 13% of the deferred tax assets from tax credit carry forwards is realizable for Gravity. However, in 2014 and 2015, management believed it was more likely than not that Gravity and certain subsidiaries could not realize the benefits of these deductible differences, available loss carryforwards and tax credit carryforwards, and recognized full allowances from deferred income tax assets.

As of December 31, 2015, Gravity Co., Ltd. in Korea had temporary differences of ~~W~~12,465 million, available loss carryforwards of ~~W~~32,471 million, foreign tax credit carryforwards and tax credit carryforwards for research and human resource development etc. of ~~W~~9,156 million and ~~W~~1,801 million, respectively, which expire from 2016 to 2020. Based on the Company’s historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences, available loss carryforwards and tax credits carryforwards, and recognized a valuation allowance of ~~W~~20,843 million on the full amount of temporary differences, available loss carryforwards and available tax credit carryforwards at an effective rate expected to be incurred to Gravity.

As of December 31, 2015, NeoCyon, Inc., the Company’s 96.11% owned subsidiary in Korea, had temporary differences of ~~W~~332 million and available loss carryforwards of ~~W~~4,839 million. Also, the subsidiary had foreign tax credit carryforwards and tax credit carryforwards for research and human resource development etc. of ~~W~~744 million and ~~W~~1,643 million, respectively, which expire from 2016 to 2020. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences, available loss carryforwards and tax credits carryforwards, and recognized a valuation allowance of ~~W~~3,525 million on the full amount of the temporary differences, available loss carryforwards and tax credits carryforwards at an effective rate expected to be incurred in Korea.

As of December 31, 2015, Gravity Entertainment Corp., the Company’s 100% owned subsidiary in Japan, had temporary differences of ~~W~~245 million and available loss carryforwards of ~~W~~79 million which expire from 2016 to 2022. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences and loss carryforwards, and recognized a valuation allowance of ~~W~~136 million on the full amount of the temporary differences and available loss carryforwards at an effective rate expected to be incurred in Japan.

As of December 31, 2015, Gravity Interactive, Inc., the Company’s 100% owned subsidiary in US, had available loss carryforwards of ~~W~~8,648 million for federal tax and ~~W~~9,043 million for state tax, respectively, which expire from 2027 to 2035. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these loss carryforwards, and recognized a valuation allowance of ~~W~~3,735 million on the full amount of the available loss carryforwards at an effective rate expected to be incurred in U.S.

As of December 31, 2015, Gravity Games Corporation, the Company’s 85.50% owned subsidiary in Korea, had temporary differences of ~~W~~1,797 million and available loss carryforwards of ~~W~~9,892 million. Also, the subsidiary had foreign tax credit carryforwards and tax credit carryforwards for research and human resource development etc. of ~~W~~178 million and ~~W~~158 million, respectively, which expire from 2016 to 2020. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences, available loss carryforwards and tax credits carryforwards, and recognized a valuation allowance of ~~W~~2,907 million on the full amount of the temporary differences, available loss carryforwards and tax credits carryforwards at an effective rate expected to be incurred in Korea.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

The Korean statutory tax rate applicable to the Company for the years ended December 31, 2013, 2014 and 2015 is 22%. Deferred taxes are measured using the enacted tax rate expected to apply at the time of reversal, which is 22% for the Company. On January 1, 2014, amended local income tax law was enacted. This amendment has an impact on calculation of surtax on income tax for the period ended December 31, 2014 and 2015. Prior to the amended local income tax law was enacted, surtax on corporate income tax was calculated at 10% of income tax payable which was subtracted by tax credit. However, it is now calculated at 10% of income tax payable in accordance with this amendment. Such change resulted in change in the tax rate for calculation of deferred tax asset of tax credit carryforward to 20% from 22%.

A reconciliation of income tax expense (benefit) from the Korean statutory income tax rate to actual income tax expense is as follows:

	2013		2014		2015
	(In millions of Korean Won)
Tax expense (benefit) at Korean statutory tax rate (22%)	~~W~~	(3,217)	~~W~~	(2,387)	~~W~~	(3,449)
Foreign tax credit and foreign tax deduction		14		1,069		1,104
Tax credit carryforwards for research and human resource development		(1,104)		(756)		(558)
Tax credit carryforwards for social insurance for employment increase		(78)		—		—
Foreign tax differential		(156)		(259)		(184)
Income not assessable for tax purpose		—		(26)		(77)
Expense not deductible for tax purpose		38		351		140
Change in formula of surtax on income tax		—		2,049		—
Change in valuation allowances		4,640		6,550		244
Tax effect from consolidation of subsidiaries		(462)		3		205
Effect of change in foreign currency exchange rate		79		(110)		(187)
Expiration of unused foreign tax credit and unused net operating loss carryforwards		5,332		4,090		4,238
Others		22		(427)		(125)

Total income tax expense	~~W~~	5,108	~~W~~	10,147	~~W~~	1,351

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

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

Allowances for deferred income tax assets for the three years ended December 31, 2013, 2014 and 2015 are as follows:

	Balance at Beginning of Year		Decrease(*)		Increase		Balance at End of Year
	(In millions of Korean Won)
2013
Valuation allowance	~~W~~	19,712	~~W~~	(5,332)	~~W~~	9,972	~~W~~	24,352
2014
Valuation allowance		24,352		(4,090)		10,640		30,902
2015
Valuation allowance		30,902		(4,238)		4,482		31,146

(*)	The valuation allowances decreased primarily due to the expiration of unused foreign tax credits and unused net operating loss carryforwards.

15. Operating Segments and Geographic Information

Operating segments of the Company are consistent with its internal organizational structure, the manner in which its operations are reviewed and managed by its Chief Executive Officer, who is its Chief Operating Decision Maker (“CODM”), the manner in which the Company assesses operating performance and allocate resources, and the availability of separate financial information.

The Company had previously reported its results of operations under one operating segment. In 2015, the Company realigned new operating segments comprised of online game operations and mobile game operations. During the fiscal year of 2015, our CODM decided to begin to receive and analyze separate financial information of the operating segments in order to perform independent evaluations about its online game operations and mobile game operations and to make separate business decisions and, also to allocate resources for each segment. The nature of change is based on consideration about (i) recent focus on mobile game business due to significant growth of global mobile game market as well as (ii) gradually declining portion of online game revenues in total revenues.

The CODM does not review any information regarding total assets on an operating segment basis, and accordingly, no disclosure is made with respect thereto. Information on the operating segments and reconciliations of total net revenues and total segment operating income to consolidated net revenues from external customers and consolidated operating income for the years ended December 31, 2013, 2014, and 2015 are presented in the table below:

	2013		2014		2015
	(In millions of Korean Won)
Segment net Revenues
Online games	~~W~~	31,726	~~W~~	22,153	~~W~~	18,147
Mobile games		15,097		15,649		15,350
Other		4,970		4,772		3,830
Elimination		(4,108)		(2,685)		(1,667)

Total	~~W~~	47,685	~~W~~	39,889	~~W~~	35,660

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Operating Segments and Geographic Information (Continued)

	2013		2014		2015
	(In millions of Korean Won)
Income from operations
Online games	~~W~~	(9,462)	~~W~~	(4,625)	~~W~~	(7,038)
Mobile games		(5,116)		(7,196)		(9,701)
Other		(16)		(386)		398
Elimination		(2,136)		378		(888)

Total	~~W~~	(16,730)	~~W~~	(11,829)	~~W~~	(17,229)

Geographic information for the years ended December 31, 2013, 2014 and 2015 is based on the location of the distribution entity. Revenues by geographic region are as follows:

	2013		2014		2015
	(In millions of Korean Won)
Korea	~~W~~	15,491	~~W~~	19,469	~~W~~	18,189
Japan		14,409		8,511		7,781
United States of America		7,725		5,038		3,624
Taiwan and Hong Kong		3,106		2,315		2,763
Thailand		1,015		1,283		958
China		2,734		749		1,045
Brazil		705		664		452
Europe		643		300		203
Russia		180		123		26
Other		1,677		1,437		619

	~~W~~	47,685	~~W~~	39,889	~~W~~	35,660

Approximately 86% and 14% of the Company’s property and equipment are located in Korea and the United States of America, respectively, as of December 31, 2015.

16. Related Party Transactions

During the years ended December 31, 2013, 2014 and 2015, there were related party transactions with a shareholder and an equity investee as follows:

	2013		2014		2015
	(In millions of Korean Won)
Sales to related parties	~~W~~	18,562	~~W~~	11,441	~~W~~	9,454
Purchases from related parties		1,212		599		226
Amounts due from related parties		1,773		1,365		1,261
Amounts due to related parties		5,756		5,111		4,712

On April 1, 2008, GungHo Online Entertainment, Inc. became a majority shareholder by acquiring 52.39% of the voting shares from Heartis Inc., the former majority shareholder, and acquired additional 6.92% voting shares on June 23 and June 24, 2008. The transactions with GungHo and the related balances during 2013, 2014 and 2015 were included in related party transactions above.

Due to the disposal of equity investments in Gravity EU SAS, in November 2014, the related party relationships between the Company and the equity investees was discontinued. Therefore, the transactions with Gravity EU SAS that occurred before the disposal of the equity investments was included in the related party transactions. Sales to Gravity EU SAS were ~~W~~237 million in 2014.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Related Party Transactions (Continued)

Zerodiv Inc. has been excluded from the coverage of GungHo Online Entertainment, Inc.’s consolidation as a result of the sale of all of its shares at December 1, 2015. Therefore, the related party relationship between the Company and Zerodiv Inc. was discontinued and the transactions with Zerodiv Inc. that occurred before the sales date was included in the related party transactions.

17. Supplemental Cash Flow Information and Non-Cash Activities

	2013		2014		2015
	(In millions of Korean Won)
Supplemental cash flow information
Cash paid during the year for income taxes	~~W~~	2,373	~~W~~	1,344	~~W~~	1,279
Interest paid		24		11		4
Supplemental non-cash activities
Reclassification of long-term deferred revenue to deferred revenue	~~W~~	1,922	~~W~~	1,242	~~W~~	940
Reclassification of prepayment to intangible assets		1,361		31		6

18. Subsequent events

The Board of Directors of the Company has approved a termination of the license and distribution agreement for Ragnarok Online II with GungHo Online Entertainment Inc. (“GungHo”). Gravity and GungHo entered into the license and distribution agreement on September 29, 2006, which granted GungHo the exclusive right to service Ragnarok Online II in Japan. However, Ragnarok Online II has not yet been launched in Japan and has had limited success in certain jurisdictions where the game has been launched. Therefore, in relation to Ragnarok Online II in Japan, after discussions with GungHo and due consideration, Board of Directors of the Company unanimously approved the termination of the license agreement with GungHo. In February 2016, the agreement was terminated and as part of the termination, $5,000 thousand in initial payments received from GungHo, which were recorded as long-term deferred revenue as of December 31, 2015, will be refunded in four equal payments by the end of the December 2017. This termination has no impact on the Company’s financial operation for the year ended December 31, 2015.