Form 20-F/A
period 2015-12-31
GRAVITY Co., Ltd.
filed 2016-04-29
CIK 1313310

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Heung Gon Kim

Chief Financial Officer

15F, 396 World Cup buk-ro, Mapo-gu,

Seoul 121-795, Korea

Telephone: 82-2-2132-7000

Fax: 82-2-2132-7070

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, par value Won 500 per share* American depositary shares, each representing two shares of common stock	The NASDAQ Capital Market

*	Not for trading, but only in connection with the listing of American depositary shares on the NASDAQ Capital Market pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Shares, par value Won 500: 6,948,900

Indicated by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item  17  ☐     Item  18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐    No  ☒

Explanatory Note

This annual report on Form 20-F/A (“Form 20-F/A”) is being filed by Gravity Co., LTD. (the “Registrant”) as an amendment to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2015 (“Form 20-F”) solely for the purpose of amending Item 16 F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT in our Form 20-F to reflect the change in accountant occurred less than 30 days prior to its filing in April 20, 2016.

No other changes have been made to the Form 20-F. The Form 20-F, as amended by this Form 20-F/A, speaks as of the original filing date of the Form 20-F, is not intended to reflect events that may have occurred subsequent to the original filing date of the Form 20-F, and is not intended to update in any ways the disclosures made in the Form 20-F.

ITEM		Page

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	1

ITEM 19.	EXHIBITS	2

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 20, 2016, Our Audit Committee appointed Samil PricewaterhouseCoopers (“PwC”), the Korean member firm of PricewaterhouseCoopers, as the Company’s independent registered public accounting firm for the year ending December 31, 2016.

During the Company’s fiscal years ended December 31, 2015 and December 31, 2014 and through the subsequent interim period on or prior to April 20, 2016, neither the Company nor anyone on its behalf consulted with PwC on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that PwC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

Simultaneously with the engagement of PwC, the Company dismissed Deloitte Anjin LLC (“Deloitte”) as the Company’s independent registered public accounting firm.

The report of Deloitte on the Company’s consolidated financial statements as of and for the years ended December 31, 2015 and 2014 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of the Company’s consolidated financial statements for the fiscal years ended December 31, 2015 and 2014 and in the subsequent interim period through April 20, 2016, there were (i) no disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in its audit reports; and there were also (ii) no reportable events as set forth in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided Deloitte with a copy of this Form 20-F/A and requested that Deloitte provide the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of Deloitte’s letter, dated April 29, 2016, is attached as Exhibit 16.1 to this Form 20-F/A.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Articles of Incorporation, amended as of March 27, 2012 (English translation, incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2012)

2.1	Form of Stock Certificate of Registrant’s common stock, par value Won 500 per share (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

2.2	Form of Deposit Agreement among Registrant, The Bank of New York Mellon, formerly known as The Bank of New York, as depositary, and all holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, including the form of American depositary receipt (incorporated by reference to Exhibit 1 of our Registration Statement on Form F-6 (file no. 333-122160) filed with the Securities and Exchange Commission on January 20, 2005)

4.1	Agreement on the Development of Ragnarok Online, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.2	Agreement on the Exclusive License of Copyright Regarding Ragnarok Game Services, dated June 26, 2000, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.3	Cooperation Agreement on Ragnarok Game Services, dated May 31, 2002, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.4	Agreement on Factual Matters, dated November 19, 2002, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.5	Agreement on Ragnarok Game Services and Related Matters, dated January 22, 2003, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.6	Agreement, dated June 3, 2003, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.7	Agreement, dated October 27, 2004, between Myoung-Jin Lee and Registrant (translation in English, incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file no. 333- 122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.8	Ragnarok License and Distribution Agreement, dated July 24, 2002, between GungHo Online Entertainment, Inc. (formerly OnSale Japan K.K.) (licensee in Japan) and Registrant (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.9	Amendment to Ragnarok License and Distribution Agreement, dated September 23, 2004, between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.10	Joint Project Agreement for TV Animation “Ragnarok the Animation,” dated October 1, 2004, among Gravity Entertainment Corporation, formerly RO Production Ltd., GDH Co., Ltd., TV Tokyo Medianet Co., Ltd., Amuse Soft Entertainment Co., Ltd. and G&G Entertainment Inc. (translation in English, incorporated by reference to Exhibit 10.35 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.11	2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2006 between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 29, 2007)

4.12	Exclusive Ragnarok Online 2 License and Distribution Agreement dated October 15, 2007, between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant (incorporated by reference to Exhibit 4.51 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 27, 2008)

4.13	Second Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2008, between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.55 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 27, 2008)

4.14	Exclusive Ragnarok Online 2 Authorization to Use and Distribute Software Agreement dated January 21, 2008, between Level Up! Interactive S.A. (licensee in Brazil) and Registrant (incorporated by reference to Exhibit 4.56 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 27, 2008)

4.15	Exclusive Requiem Online License and Distribution Agreement dated February 21, 2008, between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.59 of our annual report on Form 20- F (file no. 000-51138) filed with the Securities and Exchange Commission on June 27, 2008)

4.16	Exclusive Ragnarok License and Distribution Agreement dated September 1, 2008, between Level Up! Inc. (licensee in the Philippines) and Registrant (incorporated by reference to Exhibit 4.68 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 30, 2009)

4.17	Third Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2009, between Gravity Interactive, Inc., and Registrant (incorporated by reference to Exhibit 4.70 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 30, 2009)

4.18	Exclusive Ragnarok Authorization and Distribution Agreement dated March 2, 2009, between Level Up! Interactive S.A. (licensee in Brazil) and Registrant (incorporated by reference to Exhibit 4.73 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 30, 2009)

4.19	Form of Employment Agreement with Director and Senior Management (incorporated by reference to Exhibit 4.75 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 30, 2009)

4.20	Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated September 1, 2009 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.76 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)

4.21	Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2009 between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant (incorporated by reference to Exhibit 4.77 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)

4.22	Fifth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated October 1, 2009 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.78 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)

4.23	Ragnarok Online Exclusive Game License Agreement dated October 22, 2009 between Game Flier International Corporation (licensee in Taiwan, Hong Kong and Macau) and Registrant (incorporated by reference to Exhibit 4.80 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)

4.24	First Amendment to the Exclusive Requiem Online License and Distribution Agreement dated December 1, 2009 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.81 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)

4.25	Ragnarok Online Game License Agreement dated February 27, 2010 between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant (incorporated by reference to Exhibit 4.85 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)

4.26	Second Amendment to the Exclusive Requiem Online License and Distribution Agreement dated March 1, 2010 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.86 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)

4.27	Exclusive Ragnarok Online License and Distribution Agreement dated March 5, 2010 between AsiaSoft Corporation Public Co., Ltd., (licensee in Thailand) and Registrant (incorporated by reference to Exhibit 4.88 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)

4.28	First Amendment to Exclusive Ragnarok Online 2 Authorization to Use and Distribute Software Agreement dated June 2, 2010 between Level Up! Interactive S.A. (licensee in Brazil) and Registrant (incorporated by reference to Exhibit 4.89 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 29, 2011)

4.29	First Amendment to Exclusive Ragnarok License and Distribution Agreement dated August 31, 2010 between Level Up! Inc. (licensee in the Philippines) and Registrant (incorporated by reference to Exhibit 4.90 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 29, 2011)

4.30	Sixth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2011 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.93 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 29, 2011)

4.31	First Amendment to Exclusive Ragnarok Authorization and Distribution Agreement dated January 17, 2011 between Level Up! Interactive S.A. (licensee in Brazil) and Registrant (incorporated by reference to Exhibit 4.94 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 29, 2011)

4.32	Third Amendment to the Exclusive Requiem Online License and Distribution Agreement dated June 16, 2011 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.95 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2012)

4.33	Fourth Amendment to Ragnarok Online Exclusive Game License Agreement dated October 22, 2011 between Game Flier International Corporation (licensee in Taiwan, Hong Kong and Macau) and Registrant (incorporated by reference to Exhibit 4.97 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2012)

4.34	Fourth Amendment to the Exclusive Requiem Online License and Distribution Agreement dated October 26, 2011 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.98 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2012)

4.35	Second Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 5, 2012 between AsiaSoft Corporation Public Co., Ltd. (licensee in Thailand) and Registrant (incorporated by reference to Exhibit 4.99 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2012)

4.36	Fifth Amendment to the Exclusive Requiem Online License and Distribution Agreement dated August 1, 2012 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 26, 2013)

4.37	7th Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2012 between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant (incorporated by reference to Exhibit 4.44 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 26, 2013)

4.38	Third Amendment to Exclusive Ragnarok Authorization and Distribution Agreement dated October 29, 2012 between Level Up! Interactive S.A. (licensee in Brazil) and Registrant (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 26, 2013)

4.39	Exclusive Ragnarok License and Distribution Agreement dated January 1, 2013 between Level Up! Inc. (licensee in the Philippines) and Registrant (incorporated by reference to Exhibit 4.46 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 26, 2013)

4.40	Seventh Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2013 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.47 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 26, 2013)

4.41	Lease Agreement dated January 3, 2013, between National IT Industry Promotion Agency and Registrant (translation in English, incorporated by reference to Exhibit 4.48 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 26, 2013)

4.42	Second Amendment to the Ragnarok Online Game License Agreement dated February 27, 2013 between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant (incorporated by reference to Exhibit 4.49 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 26, 2013)

4.43	Third Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 5, 2013 between AsiaSoft Corporation Public Co., Ltd. (licensee in Thailand) and Registrant (incorporated by reference to Exhibit 4.50 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 26, 2013)

4.44	Amendment to Lease Agreement dated May 1, 2013 between National IT Industry Promotion Agency and Registrant (translation in English) (incorporated by reference to Exhibit 4.44 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 30, 2014)

4.45	Sixth Amendment to the Exclusive Requiem Online License and Distribution Agreement dated May 7, 2013 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 30, 2014)

4.46	Fifth Amendment to Ragnarok Online Exclusive Game License Agreement dated October 22, 2013 between Game Flier International Corporation (licensee in Taiwan, Hong Kong and Macau) and Registrant (incorporated by reference to Exhibit 4.46 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 30, 2014)

4.47	Eighth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated October 24, 2013 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.47 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 30, 2014)

4.48	Seventh Amendment to the Exclusive Requiem Online License and Distribution Agreement dated December 1, 2013 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.48 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 30, 2014)

4.49	First Amendment to the Exclusive Ragnarok Online 2 License and Distribution Agreement dated January 1, 2014 between PT. Lyto Datarindo Fortuna (licensee in Indonesia) and Registrant (incorporated by reference to Exhibit 4.49 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 30, 2014)

4.50	Fourth Amendment to Exclusive Ragnarok Authorization and Distribution Agreement dated March 2, 2014 between Level Up! Interactive S.A. (licensee in Brazil) and Registrant(incorporated by reference to Exhibit 4.50 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 30, 2014)

4.51	Lease Agreement dated December 31, 2014 between National IT Industry Promotion Agency and Registrant (incorporated by reference to Exhibit 4.51 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2015)

4.52	Ninth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated January 1, 2015 between Gravity Interactive, Inc. and Registrant (incorporated by reference to Exhibit 4.52 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2015)

4.53	Ragnarok Online 2 Online Game License Agreement dated January 15, 2015, between Shanghai The Dream Network Technology Co., Ltd. and Registrant (incorporated by reference to Exhibit 4.53 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2015)

4.54	Third Amendment to the Ragnarok Online Game License Agreement dated February 27, 2015 between PT. Lyto Datarindo Fortuna and Registrant (incorporated by reference to Exhibit 4.54 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2015)

4.55*	Fourth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated March 5, 2015 between AsiaSoft Corporation Public Co., Ltd. and Registrant

4.56*	Supplemental Agreement to Ragnarok Online 2 Online Game License Agreement dated August 15, 2015 between Shanghai The Dream Network Technology Co., Ltd. and Registrant

4.57*	Fourth Amendment to the Ragnarok Online Game License Agreement dated August 27, 2015 between PT. Lyto Datarindo Fortuna and Registrant

4.58*	8th Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2015 between GungHo Online Entertainment, Inc. and Registrant

4.59*	Tenth Amendment to the Exclusive Ragnarok Online License and Distribution Agreement dated November 16, 2015 between Gravity Interactive, Inc., and Registrant

4.60*	Fifth Amendment to the Exclusive Ragnarok Authorization and Distribution Agreement dated March 2, 2016 between LevelUp! Interactive Ltd. and Registrant

4.61*	Exclusive Ragnarok Online License and Distribution Agreement dated April 1, 2016 between Electronics Extreme Ltd., and Registrant

8.1*	List of Registrant’s subsidiaries

11.1	Registrant’s Code of Ethics (amended, incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 30, 2006)

12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16.1**	The former Accountant’s Letter

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

**	Previously filed as an Exhibit to Registrant’s Form 20-F on April 20, 2016
**	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: April 29, 2016