Form 20-F
period 2016-12-31
GRAVITY Co., Ltd.
filed 2017-04-28
CIK 1313310

As filed with the Securities and Exchange Commission on April 28, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐    No  ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☑    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☑	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

For your convenience, and unless otherwise stated, this Annual Report contains translations of certain Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 30, 2016, which was Won 1,203.73 to US$1.00. No assurance is given that any Won or Dollar amounts could have been or may now be converted into Dollars or Won, as the case may be, at such rate, or any other rate, or at all.

Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS

This Annual Report for the year ended December 31, 2016 contains “forward-looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act.” The forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry, and are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “predict,” “project,” “continue” and variations of these words, similar expressions, or that certain events, actions or results “will,” “may,” “might,” “should,” “would” or “could” occur, be taken or be achieved.

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

You should read the selected financial data below in conjunction with our audited consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016, and the related notes included elsewhere in this Annual Report and ITEM 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS”. The selected financial data presented below has been derived from our audited consolidated financial statements. Our historical results do not necessarily indicate expected results for any future periods. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or “U.S. GAAP.”

	As of and for the Years Ended December 31,
	2012		2013		2014		2015		2016		2016(1)
	(In millions of Won and thousands of US$, except share and per share data, operating data and percentages)
Statements of operations
Revenues:
Online games—subscription revenue	~~W~~	10,150	~~W~~	8,206	~~W~~	7,962	~~W~~	6,521	~~W~~	23,065	US$	19,161
Online games—royalties and license fees		32,325		21,726		13,093		11,010		12,867		10,690
Mobile games and applications		8,262		14,504		15,055		15,078		12,041		10,003
Character merchandising, animation and other revenue		7,044		3,249		3,779		3,051		3,423		2,844

Total revenues		57,781		47,685		39,889		35,660		51,396		42,698
Cost of revenues		34,906		35,399		34,188		30,282		29,995		24,918

Gross profit		22,875		12,286		5,701		5,378		21,401		17,780
Operating expenses:
Selling, general and administrative expenses		20,310		17,063		12,682		11,481		16,000		13,294
Research and development		7,018		6,131		4,847		5,277		1,973		1,639
Impairment loss on intangible assets and goodwill		14,569		5,822		1		5,849		5		4
Gain on disposal of equity method investments		(528)		—		—		—		—		—

Operating income (loss)		(18,494)		(16,730)		(11,829)		(17,229)		3,423		2,843
Other income, net		871		2,105		977		1,551		(4)		(3)

Income (loss) before income tax expenses and equity loss on investments		(17,623)		(14,625)		(10,852)		(15,678)		3,419		2,840
Income tax expenses		2,584		5,108		10,147		1,351		3,240		2,692

Income (loss) before equity loss on investments		(20,207)		(19,733)		(20,999)		(17,029)		179		148
Equity loss on investments, net		(333)		(18)		—		—		—		—
Net income (loss)		(20,540)		(19,751)		(20,999)		(17,029)		179		148

Net income (loss) attributable to:
Non-controlling interest		(8,316)		(1,163)		(92)		(64)		(71)		(59)

Parent company	~~W~~	(12,224)	~~W~~	(18,588)	~~W~~	(20,907)	~~W~~	(16,965)	~~W~~	250		$207

	As of and for the Years Ended December 31,
	2012		2013		2014		2015		2016		2016(1)
	(In millions of Won and thousands of US$, except share and per share data, operating data and percentages)
Earnings (loss) per share:
Basic and diluted per share	~~W~~	(1,759)	~~W~~	(2,675)	~~W~~	(3,009)	~~W~~	(2,441)	~~W~~	36		$0.03
Basic and diluted per ADS(2)		(3,518)		(5,350)		(6,018)		(4,882)		72		0.06
Weighted average number of shares outstanding (basic and diluted)		6,948,900		6,948,900		6,948,900		6,948,900		6,948,900		6,948,900
Other comprehensive income (loss)
Foreign currency translation adjustment		(41)		(1,327)		(153)		(827)		(77)		(64)
Comprehensive income (loss)		(20,581)		(21,078)		(21,152)		(17,856)		102		84

Comprehensive income (loss) attributable to:
Non-controlling interest		(8,316)		(1,163)		(92)		(64)		(71)		(59)

Parent company	~~W~~	(12,265)	~~W~~	(19,915)	~~W~~	(21,060)	~~W~~	(17,792)	~~W~~	173	US$	143

Balance sheet data:
Cash and cash equivalents	~~W~~	36,455	~~W~~	31,222	~~W~~	28,382	~~W~~	24,909	~~W~~	16,720	US$	13,890
Total current assets		67,929		58,651		50,692		43,676		53,391		44,354
Property and equipment, net		3,524		2,315		1,213		882		593		493
Total assets		110,555		87,765		63,096		45,729		55,190		45,849
Total current liabilities		10,375		11,400		9,651		8,804		20,686		17,186
Total liabilities		20,477		18,765		15,248		15,737		25,096		20,849
Total parent company shareholders’ equity		89,569		69,335		48,275		30,483		30,656		25,467
Non-controlling interest		509		(335)		(427)		(491)		(562)		(467)
Total equity		90,078		69,000		47,848		29,992		30,094		25,000
Selected operating data and financial ratios (unaudited):
Gross profit margin(3)		39.6%		25.8%		14.3%		15.1%		41.6%		41.6%
Operating profit (loss) margin(4)		(32.0)%		(35.1)%		(29.7)%		(48.3)%		6.7%		6.7%
Net profit (loss) margin(5)		(21.2)%		(39.0)%		(52.4)%		(47.6)%		0.5%		0.5%

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,203.73 to US$1.00, the noon buying rate in effect on December 30, 2016 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)	Each ADS represents two shares of our common stock. On May 11, 2015, we effected a change of our ADS to common shares ratio from four ADSs to one common share (4:1) to one ADS to two common shares (1:2), which had the effect of a 1-for-8 reverse split of our ADSs. For ease of comparison purposes, the earnings per ADS values before such ratio change on May 11, 2015 have been retroactively adjusted to reflect this ratio change.

(3)	Gross profit margin for each period is calculated by dividing gross profit by total net revenues for each period.

(4)	Operating profit (loss) margin for each period is calculated by dividing operating income (loss) by total net revenues for each period.

(5)	Net profit (loss) margin for each period is calculated by dividing net income (loss) attributable to parent company by total net revenues for each period.

Exchange Rate Information

The following table sets forth information concerning the noon buying rate as certified by the Federal Reserve Bank of New York for customs purposes for the years 2012 through 2016 and for each month and period indicated, expressed in Won per U.S. dollar.

Period	At End of Period	Average Rate(1)	High	Low
2012	1,063.2	1,119.6	1,185.0	1,063.2
2013	1,055.3	1,094.6	1,161.3	1,050.1
2014	1,090.9	1,054.0	1,117.7	1,008.9
2015	1,169.3	1,133.7	1,196.4	1,063.0
2016	1,203.7	1,161.5	1,242.6	1,090.0
October	1,145.4	1,128.2	1,146.5	1,104.8
November	1,175.9	1,162.7	1,181.6	1,131.4
December	1,203.7	1,183.1	1,212.2	1,161.7
2017
January	1,151.5	1,179.1	1,207.2	1,151.5
February	1,129.2	1,140.5	1,154.5	1,129.2
March	1,117.5	1,133.9	1,158.1	1,108.3
April (through April 17)	1,134.3	1,133.1	1,147.8	1,117.7

Note:

(1)	The average rates for the annual periods were calculated based on the average noon buying rate on the last business day of each month during the period. The average rates for the monthly periods (or portion thereof) were calculated based on the average noon buying rate of each business day of the month (or portion thereof).

ITEM 3.B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

ITEM 3.C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

ITEM 3.D.	RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We currently depend on one online game product, Ragnarok Online, for a significant portion of our revenues.

A significant portion of our revenues has been and is currently derived from a single online game product, Ragnarok Online, which was commercially introduced in August 2002 and is currently commercially offered in 78 countries and markets. We derived Won 29,446 million (US$24,461 thousand) in revenues from Ragnarok Online in 2016 and Won 14,803 million in revenues from Ragnarok Online in 2015, representing approximately 57.3% and 41.5% of our total revenues in 2016 and 2015, respectively.

Ragnarok Online has been on the market for fifteen years and has reached maturity in most of our principal markets. The life cycle of an online game generally lasts between four and seven years, and online games typically reach their peak popularity within the first two years following their introduction, after which time the game’s usage gradually stabilizes and begins to decline over time. The number of users of Ragnarok Online worldwide reached its peak in the first quarter of 2005 and has declined since such time. Our failure to maintain, improve, update or enhance Ragnarok Online in a timely manner or successfully introduce it in new markets is likely to lead to a continual decline in Ragnarok Online’s user base and subscription revenues and royalties. This will likely lead to a decline in our overall revenues, which would materially and adversely affect our business, financial condition and results of operations.

If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online and mobile games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected.

In order to grow our revenues and net income, we must retain our existing users and attract new users by developing, acquiring, licensing, launching, marketing or operating other commercially successful online and mobile games in addition to Ragnarok Online. In addition to Ragnarok Online, we currently offer six other online games: Ragnarok Online II, Requiem, R.O.S.E. Online, Dragonica, which is also known as Dragon Saga in the United States, Canada and South America except for Brazil, Ragnarok Prequel, and Ragnarok Clicker. We also offer mobile games which are played using mobile devices and smartphones, including Google Android compatible phones, the Apple iPhone, other feature phones, and tablet computers. In January 2015, we entered into a development agreement with Shanghai The Dream Network Technology Co., Ltd., or “Dream Square,” to develop and distribute two mobile games in China based on the contents of Ragnarok Online. This agreement was amended in March 2016 to grant Dream Square an exclusive right to develop mobile and web games based on the contents of Ragnarok Online and distribute such games in China for five years from March 25, 2016, following which Dream Square developed and launched three mobile games based on the contents of Ragnarok Online in June 2016, October 2016 and March 2017, respectively.

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

Although service of Ragnarok Online II in such jurisdictions will continue to be offered by our subsidiary, Gravity Interactive Inc., our termination of agreements with local licensees could adversely affect our revenues from Ragnarok Online II.

A game’s commercial success largely depends on appealing to the tastes and preferences of a critical mass of users as well as the willingness of such users to purchase the game and/or in-game items, and to continue as paying subscribers, all of which are difficult to predict prior to a game’s development and introduction. Developing games requires substantial development costs, including the costs of employing skilled developers and acquiring or developing game engines which enable the creation of games with the latest technological features. For us to succeed, we must acquire, license or develop promising games at acceptable costs and ensure technical support for the successful operation of such games. The online and mobile gaming industries are highly competitive, and we may not be able to acquire, license or develop promising games at acceptable costs. In order to successfully distribute and operate a game, we also need a sizable game management and support staff, continued investment in technology and a substantial marketing budget. We cannot assure you that the games we develop or publish will be attractive to users or otherwise be commercially successful, launched as scheduled or able to successfully compete with games operated by our competitors. If we are not able to consistently develop, acquire, license, launch, market or operate commercially successful games, we may not be able to generate enough revenues to offset our initial development, acquisition, licensing and/or marketing costs, and our business, financial condition and results of operation may be materially and adversely affected.

We depend on our overseas licensees for a substantial portion of our revenues and rely on them to distribute, market and operate our games, and comply with applicable laws and government regulations.

In markets other than Korea, the United States, Canada, Taiwan, Hong Kong and Macau and certain other countries in which we or our subsidiaries directly publish our games, we license our games to overseas operators or distributors for license fees and royalty payments based on a percentage of revenues generated from our games in such markets. Overseas license fees and royalty payments represented 25.0% of our total revenues in 2016 and 30.9% of our total revenues in 2015. In particular, we are heavily dependent on one licensee for a significant portion of our revenues. In 2016, 21.1% of our total revenues was derived from GungHo Online Entertainment, Inc., or “GungHo,” our licensee in Japan and our majority shareholder. Deterioration of our relationships with material licensees or material adverse changes in the terms of our licenses with such licensees will likely have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, as we are heavily dependent on certain licensees, deterioration or any adverse developments in the operations, including changes in senior management, of our overseas licensees may materially and adversely affect our business, financial condition and results of operations.

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

Our overseas licensees remit royalty payments to us based on a percentage of sales from our games after deducting certain expenses. Some licensees may be allowed to deduct certain expenses before calculating royalty payments depending on the terms of the applicable contracts. Failure by our licensees to maintain a stable and efficient billing, recording, distribution and payment collection network in their respective markets may result in inaccurate recording of sales or insufficient collection of payments from such markets and may materially and adversely affect our financial condition and results of operations. Although we have audit rights pursuant to our license agreements to ensure that proper payment amounts are being recorded and remitted, such activities can be disruptive and time consuming and as a result, we do not exercise such rights on a regular basis. Although we have taken a number of steps to improve our internal controls and compliance procedures to prevent inaccurate reporting and illicit diversion of payments, we cannot ensure that such incidents will not occur. Any future occurrence of such incidents may materially and adversely affect our business, financial condition and results of operations.

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

As the online and mobile game industries are characterized by rapid technological changes, especially in the technical capabilities of devices for mobile games, and changing interests and preferences of users, continuous investment is required to develop and publish new games. Also, as the online and mobile game industries in many of our markets are rapidly evolving, our current or future competitors may adapt to the changing competitive landscape and market conditions and compete more successfully than us. In particular, online and mobile game products are becoming increasingly similar to each other, thus becoming more commoditized and less differentiated. In such an environment, larger companies with relative economies of scale have a clear advantage over smaller companies like us, as they are able to develop games in a more cost efficient manner, diversify their risks with broader categories of games and genres and increase their chances of offering widely popular games. In addition, any of our competitors may offer products and services that have significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than ours. In addition, any of our current or future competitors may be acquired by, receive investments from or enter into strategic relationships with larger, better established and better financed companies and therefore may be able to obtain significantly greater financial, marketing and game licensing and development resources than we can. See ITEM 4.B. “BUSINESS OVERVIEW—COMPETITION.”

Our investments in joint ventures or partnerships, or acquisitions of other companies, related to development or service of online and mobile games may not be successful.

Since 2004, we have made investments in joint ventures and entered into partnership arrangements with third parties to invest in developing and/or servicing online games. In many cases, the success of such joint ventures and partnership arrangements is heavily dependent on third parties and their investment decisions because we do not have significant voting or other control over such entities.

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

We publish games developed by third parties, which exposes us to a number of potential operational and legal risks.

We derive a material portion of our revenues from online games and mobile games that we license from third-party developers. Under our license agreements for these games, we rely on the third-party developers to provide game updates, enhancements and new versions; provide materials and other assistance in promoting the games; and resolve game programming errors and issues with intrusions. Any failure of third-party developers to provide game updates, enhancements and new versions that are appealing to game players in a timely manner, and provide assistance that enables us to effectively promote the games, could adversely affect the game-playing experience of our game players, damage our reputation, or shorten the life-spans of those games, any of which could result in the loss of game players, acceleration of our amortization of the license fees we have paid for those games, or a decrease in our revenues from those games.

Publishing games developed by third parties also exposes us to a number of potential operational and legal risks. For example, we may be required to provide third party developers with upfront license fees or non-recoupable minimum guaranteed royalties in order to obtain the rights to publish their games, and we may incur significant marketing costs for these games before or after they have been commercially launched. We often must make such commitments and investments without knowing whether the games we are licensing or jointly developing will be successful and generate sufficient revenues to enable us to recoup our costs or for the games to be profitable. In addition, if any of the games created by third party developers with which we work infringe intellectual property owned by others, or otherwise violate any third party’s rights or any applicable laws and regulations, such as laws with respect to data collection and privacy, we would be exposed to potential legal risks by publishing these games, which could adversely affect our reputation and business.

To be successful, we must increasingly leverage the global connectivity and distribution of mobile platforms, making the success of our business dependent on this technology and our relationships with mobile platform providers, which in many cases have the unilateral ability to interpret their policies and terms and conditions for applications and developers.

Our mobile games increasingly leverage the global connectivity and distribution of mobile platforms including Apple’s App Store for iOS devices and the Google Play Store for Android devices. Our games are distributed on these platforms and the virtual items we sell in our games are purchased using the payment processing systems of these platform providers. In 2016, 6.2% of our revenues were generated through third party mobile platforms. We are subject to the standard policies and terms of service of these third party platforms, which govern the promotion, distribution and operation of games on the platform and can be changed by the platform providers, in their sole discretion, at any time. Such changes may decrease the visibility or availability of our games, limit our distribution capabilities, prevent access to our existing games, reduce revenue we may recognize from in-game purchases, increase our costs to operate on these platforms or result in the exclusion or limitation of our games on such third party platforms. Any such changes could significantly harm our business in both the short-term and long-term.

If we violate, or a platform provider believes we have violated, the terms of service for a platform, our access to the platform could limited or discontinued, which would harm our business.

We also rely on the continued functionality of the Apple App Store and the Google Play Store. If our players or potential players are not able to access our games through these platforms or encounter difficulties in doing so, we may lose players, resulting in decreased revenue. The level of service provided by these storefronts may also impact users’ purchase and usage of and satisfaction with virtual goods or currency, adversely affecting our business and profitability. Further, in the past these digital storefronts have experienced interruptions in service or issues with their in-app purchasing functionality. If these types of interruptions were to occur regularly or on a prolonged basis, or other similar issues arise that impact our ability to generate revenues from these storefronts, this could have a negative impact on our revenues and operating results.

Our revenues fluctuate significantly and may adversely impact the trading price of our ADSs, or any other securities which become publicly traded.

Our revenues and results of operations have varied significantly in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation, such as competition, regulatory changes and general economic conditions, are outside our control. In addition, usage of our online and mobile games typically increases slightly around the Lunar New Year’s holiday and other holidays, in particular during winter and summer school holidays. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the trading price of our ADSs or any other securities of ours which may become publicly traded to decline.

If we fail to hire and retain skilled and experienced game developers or other key personnel to design and develop new online and mobile games and additional game features, we may be unable to achieve our business objectives.

In order to meet our business objectives and maintain our competitiveness, we need to attract and retain qualified employees, including skilled and experienced online and mobile game developers. We compete to attract and retain skilled and experienced personnel with other companies in the online and mobile game industries as well as in the broader entertainment, media and Internet industries, many of which offer superior compensation arrangements and career opportunities. In addition, our ability to train and integrate new employees into our operations may not meet the changing demands of our business. We cannot assure you that we will be able to attract and retain qualified game developers or other key personnel and successfully train and integrate them to achieve our business objectives, which could materially harm our business prospects.

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

We collect, process, store and transmit personal information of game users worldwide for our global game service. Our business may be subject to a number of federal, state, local and foreign laws and regulations governing data privacy and security, including with respect to the collection, processing, storage, use, transmission and protection of personal information and other consumer data on the Internet and mobile platforms, the scope of which are continually changing and subject to differing interpretations, and which may be inconsistent among countries or otherwise in conflict with other laws or regulations. Although we strive to comply with all applicable laws, policies, legal obligations and certain industry codes of conduct relating to privacy and data protection to the extent reasonably attainable, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other laws or regulations or our practices. Also, while we have developed systems and processes that are designed to protect user information, the failure to prevent or mitigate the loss of personal information data or other game user data, including as a result of breaches of our vendors’ technologies and systems, could expose us or our game users to a risk of loss or misuse of such information. Any such failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to players or other third parties, or our privacy-related legal obligations, including without limitation any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other player data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our players to lose trust in us, which may have an adverse effect on our business, reputation and results of operations. See ITEM 4.B. “BUSINESS OVERVIEW—LAWS AND REGULATIONS” for a detailed discussion regarding Korean, U.S., Taiwanese and Japanese laws that may materially impact our operations.

Electronic embezzlement could negatively impact the popularity of our online and mobile games and adversely affect our reputation and results of operations.

Despite security measures, some of our employees or licensees’ employees with high-level security access to our network, or other employees or persons who hack into or otherwise gain unauthorized access to certain sectors of our network, may succeed in breaching internal security systems and engage in electronic embezzlement by creating or diverting game money used in our online and mobile games and publicly or privately selling the game money for their financial benefit. Although we have internal security procedures in place designed to prevent electronic embezzlement and have not had any material incident of electronic embezzlement since early 2006, we cannot assure you that we or our overseas licensees will be successful in preventing all electronic embezzlement. We have taken a number of procedures to prevent electronic embezzlement, including installing security programs designed to prevent counterfeiting and modification of program files, but cannot assure you such procedures will be sufficient to prevent new methods to engage in electronic embezzlement. Incidents of electronic embezzlement may negatively impact the reputation of our games, which may materially and adversely affect our business, financial condition and results of operations.

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

Since the commercialization of Ragnarok Online in August 2002, we have discovered that the server-end software of Ragnarok Online has been unlawfully released on a consistent basis in most of the countries and markets in which Ragnarok Online has been offered. This enables unauthorized parties to set up local server networks to operate Ragnarok Online, which may result in the diversion of a significant number of paying users. We designate certain employees to be responsible for detecting such illegal servers. In Korea, we report offenders to the relevant enforcement authority for possible prosecution relating to crimes on the Internet. In markets outside of Korea, we cooperate with and rely on our licensees to seek enforcement actions against operators of illegal servers. For example, in Japan, we submitted a preliminary written accusation to the Tokyo Metropolitan Police Department in October 2009 and filed criminal charges against an illegal server operator of Ragnarok Online in April 2011 in cooperation with GungHo, our licensee in Japan. The case file was transferred to the Nagano District Public Prosecutor’s Office in December 2014 and the defendant was summarily indicted for copyright violation with a fine of Japanese Yen 300,000 in September 2015. We may incur considerable costs in the future in order to remedy software piracy of our server software and to enforce our rights against the operators of unauthorized server networks.

The validity, enforceability, enforcement mechanisms and scope of protection of intellectual property in Internet-related industries are uncertain and evolving. In particular, the laws and enforcement regimes of Korea, Japan, Taiwan, China, Thailand and certain other countries in which our games are distributed are uncertain or may not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Such litigation could result in substantial costs and diversion of our resources, disruption of our business, and have a material adverse effect on our business, prospects, financial condition and results of operations.

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

We may not be able to successfully implement our growth and profit improvement strategies.

We are pursuing a number of growth and profit improvement strategies, including the following:

•	distributing games developed in-house;

•	intellectual property licensing to or from third parties for game development;

•	publishing games acquired from or developed by third parties through licensing arrangements;

•	offering our games in countries where we currently have little or no presence;

•	optimizing our marketing and research and development expenditures;

•	cross-selling our popular online games through other lines of businesses, such as mobile games, console games, animation and character merchandising; and

•	pursuing strategic relationships with game development and service companies.

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

Section 3(b)(1) of the Investment Company Act of 1940, as amended, or the “Investment Company Act,” provides that a company is not required to register under the Investment Company Act as an investment company, if the company, among other things, is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting or trading in securities (a “Non-Investment Business”). There are several bases on which a company can rely in determining that it is a Non-Investment Business.

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

However, the determination as to whether a company satisfies the foregoing criteria is fact sensitive. Accordingly, it is possible that our determination could be challenged by the U.S. Securities and Exchange Commission (the “SEC”), particularly if at any time we own “investment securities” (as defined in the Investment Company Act) having a value in excess of 40% of our total assets (exclusive of cash items and U.S. government securities). We do not currently own investment securities in excess of this threshold. Nonetheless, if this were to become the case, we could be required to take actions to reduce our ownership of investment securities to comply with this standard, such as shifting a portion of our short-term investment portfolio into low-yielding bank deposits. If necessary, such actions would likely reduce the amount of interest or other income that we could otherwise generate from our investments. In addition, we might need to acquire additional income or loss generating assets that we might not otherwise have acquired or forego opportunities to acquire minority interests in companies that could be important to our business strategy.

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

Our status as a passive foreign investment company (“PFIC”) in 2016 and potentially other years could result in adverse U.S. tax consequences for you.

In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments, and other passive assets, we believe that we were a PFIC during our 2008 through 2016 taxable years, and there is a significant risk that we will continue to be a PFIC during our 2017 taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you could be subject to adverse U.S. federal income tax consequences. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding our ADSs or common shares if we are considered a PFIC in any taxable year. See ITEM 10.E. “TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS—PFICs.”

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

Although we have determined that our internal controls over financial reporting were effective for the year ended December 31, 2016, we may in the future determine that we have a material weakness in our internal controls over financial reporting. Our registered public accounting firm is not required to and has not audited our internal controls over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results in a timely manner or prevent errors or fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to loss of investor confidence in the reliability of our consolidated financial statements and could result in investigations or sanctions by the SEC, NASDAQ, or other regulatory authorities or in stockholder litigation. Any of these factors could ultimately harm our business and could adversely impact the market price of our ADSs. See ITEM 15. “CONTROLS AND PROCEDURES.”

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

We held a total of Won 2 million in acquired intangible assets at December 31, 2016. See Note 9 to our consolidated financial statements included in this Annual Report. We test goodwill and indefinite-lived intangible assets at least annually for impairment, and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying amount. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by our management. If such an adverse event occurs and has the effect of changing one of the critical assumptions or estimates related to the fair value of our intangible assets or goodwill, an impairment charge could result. For example, in 2015, we recognized impairment losses on goodwill of Won 1,210 million in the reporting unit NeoCyon, Inc., or “NeoCyon,” due to the overall decline in the fair value of NeoCyon and have recognized other similar impairment losses over the last several years.

There can be no assurance that future reviews of our goodwill and other intangible assets will not result in impairment charges. Although it does not affect cash flow, an impairment charge does have the effect of decreasing our earnings, assets and shareholders’ equity.

RISKS RELATING TO OUR COMPANY STRUCTURE

GungHo, the publisher of our games in Japan, our principal market in terms of revenues, is our majority shareholder, which gives them control of our board of directors.

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

RISKS RELATING TO OUR REGULATORY ENVIRONMENT

Our online and mobile operations and businesses are subject to laws, rules and regulations in the countries in which our games are distributed, such as Korea, Taiwan, the United States and Japan, changes to which are difficult to predict, and uncertainties in interpretation and enforcement of the laws, rules and regulations in such countries may limit the protections available to us.

The regulatory and legal regimes in many of the countries in which our games are distributed have yet to establish a sophisticated set of laws, rules or regulations designed to regulate the online and mobile game industries. However, in many of our principal markets, such as Korea, the United States, Taiwan and Japan, legislators and regulators have implemented or indicated their intention to implement laws, rules and regulations with respect to issues such as user privacy, defamation, pricing, advertising, taxation, promotions, financial market regulation, consumer protection, content regulation, quality of products and services, and intellectual property ownership and infringement that may directly or indirectly impact our activities. The impact of such laws, rules and regulations on our business and results of operations is difficult to predict as many such laws, rules and regulations are constantly changing. However, as we might unintentionally violate such laws, rules and regulations or such laws, rules or regulations may be modified and new laws, rules and regulations may be enacted in the future, any such developments, or developments stemming from enactment or modification of other laws, rules or regulations, could increase the costs of regulatory compliance, force changes in business practices or otherwise have a material adverse effect on our business, financial condition and results of operations. Further, if the cost of regulatory compliance increases for our licensees as a result of regulatory changes, our licensees may seek to reduce royalties and license fees payable to us, which may materially and adversely affect our business, financial condition and results of operations. See ITEM 4.B. “BUSINESS OVERVIEW—LAWS AND REGULATIONS” for a detailed discussion regarding Korean, U.S., Taiwanese and Japanese laws that may materially impact our operations.

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

Recently, there have been a series of amendments to tax treaties that Korea has entered into with various countries. The tax rate applicable to license fees and royalties has reduced (i) from 10% to 5% under the amended tax treaty between Korea and Switzerland as to those payable from January 1, 2013, and (ii) from 15% to 10% in general (10% to 5% in case of consideration paid for provision of commercial or technological know-how) under the amended tax treaty between Korea and Luxembourg as to those payable from September 4, 2013. Further, the tax treaty between Korea and Peru went into effect as of March 3, 2014, and the license fees and royalties payable after January 1, 2015 has been taxed at the reduced rate of 15% (10% in case of consideration paid for technical supports). Under the amended tax treaty between Korea and India, the tax rate applicable to license fees and royalties was reduced from 15% to 10% in respect of income derived in any fiscal year beginning on or after April 1, 2017. The tax treaty between Korea and Hong Kong, which became effective as of September 27, 2016, includes a provision promulgating that license fees and royalties shall be subject to tax at the reduced rate of 10% in respect of income derived in any fiscal year beginning on or after April 1, 2017. These series of promulgations are all intended to eventually further limit the source country’s taxation right with respect to license fees and royalties. Any adverse changes in tax treaties between Korea and the countries from which we receive license fees and royalties, such as in the rate of withholding tax in the countries in which our games are distributed or in Korean tax law enabling us to recognize foreign tax credits for taxes withheld overseas, could adversely affect our net income.

RISKS RELATING TO OUR MARKET ENVIRONMENT

Our businesses may be adversely affected by developments affecting the economies of the countries in which our games are distributed.

Our future performance will depend in large part on the economic growth of our principal markets. Our top geographic markets in terms of revenues were Taiwan/Hong Kong/Macau, Korea, Japan, the United States and Canada, and China, representing 32.5%, 28.7%, 18.0%, 10.0% and 4.5%, respectively, of our total revenues in 2016. Accordingly, our business, prospects, financial condition and results of operations are subject to the economic, political, legal and regulatory conditions and developments in these countries and markets. Adverse economic developments in such markets may have an adverse effect on the number of our users and our revenues and have a material adverse effect on our results of operations.

The overall prospects for our principal markets as well as the global economy remain uncertain. In Korea, the economic indicators in recent years have shown mixed signs, and future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy. Unfavorable or uncertain economic and market conditions, which can be caused by difficulties in the financial sector, corporate, political or other scandals that may reduce confidence in the markets, declines in business confidence, increases in inflation, natural disasters or pandemics, outbreaks of hostilities or other geopolitical instability. Deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing controversy between Korea and China, which is Korea’s largest export market, regarding the deployment of a Terminal High Altitude Area Defense system in Korea by the United States and the ensuing economic and other retaliation by China), or a combination of these or other factors, have in the past adversely affected, and may in the future adversely affect, the Korean economy and, in turn, our business and performance.

Fluctuations in exchange rates could result in foreign currency exchange losses.

In most of the countries in which our games are distributed, the revenues generated by our overseas branch, licensees or subsidiaries are denominated in local currencies, which include, among others, the

NT dollar, the Japanese Yen, the U.S. dollar, the Euro, the Thai Baht and the Chinese Yuan. In 2016, approximately 71.3% of our revenues were denominated in foreign currencies, primarily in the NT dollar, the Japanese Yen and U.S. dollar. As the revenues denominated in local currencies, other than U.S. dollar, Japanese Yen and Euro, are converted into U.S. dollars for remittance of monthly royalty payments to us, any depreciation of the local currencies against the U.S. dollar will result in reduced license fees and monthly royalty payments in U.S. dollar terms and may materially and adversely affect our financial condition and results of operations.

While we receive monthly royalty revenues from our overseas licensees in foreign currencies, substantially all of our costs are denominated in Won. Our financial statements are also prepared and presented in Won. We receive monthly royalty payments from our overseas licensees based on a percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. Appreciation of the Won against the U.S. dollar, the Japanese Yen or other foreign currencies will result in foreign currency losses that may materially and adversely affect our financial condition and results of operations. See ITEM 5.A. “OPERATING RESULTS—OVERVIEW—Foreign currency effects.”

As of December 31, 2016, we have not entered into any outstanding foreign currency forward exchange contract We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost-effective manner, or at all.

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

We may need additional capital and may sell additional ADSs or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

•	In March 2003, we established Gravity Interactive, LLC, our wholly-owned subsidiary in the United States. The name of Gravity Interactive, LLC was changed on January 1, 2006 to Gravity Interactive, Inc., or “Gravity Interactive.”

•	In January 2004, we acquired 50% of the voting shares of Gravity Entertainment Corporation, or “Gravity Entertainment,” formerly RO Production Co., Ltd., our subsidiary in Japan. In October 2004, we obtained from GungHo, which was then the other 50% shareholder of RO Production Co., Ltd., their ownership interest in RO Production Co., Ltd., which made Gravity Entertainment our wholly-owned subsidiary. RO Production Co., Ltd. changed its corporate name to Gravity Entertainment on February 5, 2005.

•	In November and December of 2005, we acquired an aggregate of 96.11% of the total shares of NeoCyon, which provides mobile multimedia services in Korea.

•	In August 2006, we founded Gravity EU SASU, a wholly-owned subsidiary based in France, which was converted into a joint venture company in which we have a 25% equity interest, Gravity EU SAS, with Media-Participations Paris SA as the joint venture partner, in July 2011. In November 2014, we sold our 25% equity interest in Gravity EU SAS to Dargaud SA, which resulted in Gravity EU SAS ceasing to be our affiliated company.

•	In May 2007, we established Gravity Middle East & Africa FZ-LLC, or “Gravity Middle East & Africa,” a wholly-owned subsidiary in Dubai. Gravity Middle East & Africa FZ LLC went into liquidation proceedings in the United Arab Emirates, or “UAE,” in September 2008 and the liquidation was completed on November 4, 2015.

•	On April 1, 2008, GungHo acquired shares of our common stock, after which it became our largest shareholder, beneficially owning approximately 52.4% of our common shares. GungHo subsequently purchased our ADSs and beneficially owns approximately 59.3% of our common shares as of March 31, 2017.

•	In October 2010, we acquired an aggregate of 50.83% of the total shares of Barunson Interactive Corporation, or “Barunson Interactive,” an online game developer in Korea. Barunson Interactive changed its corporate name to Gravity Games on March 28, 2011. In August 2013, we increased our ownership in Gravity Games to 85.5%.

•	In November 2016, we established a local branch in Taipei, Taiwan.

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

OVERVIEW

We are a leading developer and publisher of online games in Japan, Taiwan and Thailand based on the number of peak concurrent users as compiled from various statistical data available from public sources in such countries. We are based in Korea, and we currently offer seven online games. Our principal product, Ragnarok Online, is commercially offered in Korea and 77 other countries and markets. Ragnarok Online II is currently commercially offered globally except for China. Requiem is commercially offered globally. R.O.S.E. Online is commercially offered in the United States, Canada, Mexico and 40 other countries. Dragonica is commercially offered globally except for Taiwan, Hong Kong and Macau. We also offer a number of mobile games, console games and a game for Internet protocol television, or “IPTV,” and license the merchandizing rights of character-related products based on our online games. We intend to diversify our game offering by developing online and mobile games in-house or through outsourcing as well as publishing additional games developed by third parties.

In Korea, Taiwan, Hong Kong and Macau, we directly manage all aspects of operations of our online games, such as marketing, operation, billing and customer service. Gravity Interactive, our wholly-owned subsidiary in the United States, is responsible for all aspects of Ragnarok Online game operations in the United States, Canada, Australia and 39 other countries, for all aspects of Ragnarok Online II game operations globally except for China, for all aspects of Requiem game operations globally, for all aspects of R.O.S.E. Online game operations in the United States, Canada, Mexico and 40 European countries, and for all aspects of Dragonica globally except for Thailand, Taiwan, Hong Kong and Macau. In the countries where we and Gravity Interactive manage game operations, our online game revenues are recorded as subscription revenues.

Except as managed by us and our affiliates as described above, our overseas licensees are responsible for all aspects of online game operations in their respective markets in close cooperation with us. Our license agreements have an initial term of one to three years and are subject to renewal once the initial term expires. We rely on the initial and renewal license fees and the ongoing royalties from our overseas licensees for a significant portion of our revenues. The ongoing royalties are based on a percentage of revenues generated by our overseas licensees from the subscriptions to our games or the micro-transaction system in their respective markets.

Except in Korea, the United States and Canada, Taiwan, Hong Kong and Macau, our overseas licensees handle our mobile game operations in close cooperation with us. We and NeoCyon manage all aspects of operations of our mobile games in Korea, Taiwan, Hong Kong and Macau, and Gravity Interactive manages all aspects of operations of our mobile games in the United States and Canada. Revenues from our mobile games, regardless of the operator, are recorded as mobile games revenues.

The following table sets forth a summary of our consolidated statements of operations showing revenues from our online games (by type of revenue and geographic market), mobile games and applications, and character merchandising and other revenue as a percentage of total net revenues for the periods indicated.

	Year Ended December 31,
	2014			2015			2016			2016(1)
	(In millions of Won and thousands of US$, except percentages)
Online game revenue(2):
Subscription revenue:
Taiwan/Hong Kong/Macau(3)	~~W~~	894	2.3%	~~W~~	—	—%	~~W~~	14,807	28.8%	US$	12,301
Korea		3,320	8.3		3,675	10.3		4,333	8.4		3,600
United States/Canada(4)		3,748	9.4		2,846	8.0		3,925	7.6		3,260

Subtotal		7,962	20.0		6,521	18.3		23,065	44.8		19,161

Royalties and license fees:
Japan		7,797	19.5		6,705	18.8		8,470	16.5		7,036
Taiwan/Hong Kong/Macau(3)		953	2.4		1,282	3.6		507	1.0		421
Thailand		733	1.8		709	2.0		2,259	4.4		1,877
Others		3,610	9.0		2,314	6.5		1,631	3.2		1,356

Subtotal		13,093	32.7		11,010	30.9		12,867	25.1		10,690

Mobile games and applications revenue		15,055	37.7		15,078	42.3		12,041	23.4		10,003
Character merchandising and other revenue		3,779	9.6		3,051	8.5		3,423	6.7		2,844

Total net revenue	~~W~~	39,889	100.0%	~~W~~	35,660	100.0%	~~W~~	51,396	100.0%	US$	42,698

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,203.73 to US$1.00, the noon buying rate in effect on December 30, 2016 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)	Online game revenues include revenues from Ragnarok Online, R.O.S.E. Online, Requiem, Dragonica, Pororo Game, H.A.V.E. Online, Ragnarok Online II, Steal Fighter, Ragnarok Prequel, Ragnarok Clicker and our social network games. Ragnarok Prequel was soft-launched in October 2013, then suspended from October 2014 for additional development and localization, and relaunched in May 2015. We discontinued offering Steal Fighter, H.A.V.E. Online and Requiem Returns W in February 2014, March 2014 and April 2014, respectively.

(3)	Subscription revenues in Taiwan, Hong Kong and Macau, as shown on this table, include revenues from Ragnarok Online generated in such markets which we have serviced directly since June 15, 2016, following the termination of the license agreement with the relevant licensee in such jurisdictions as of June 1, 2016. Such revenues generated from Ragnarok Online in Taiwan, Hong Kong and Macau prior to June 15, 2016 are shown as Online game revenue—Royalties and license fees—Taiwan/Hong Kong/Macau.

(4)	Subscription revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries and markets managed by

Gravity Interactive. For Ragnarok Online, the countries serviced by Gravity Interactive include the United States, Canada, Australia, New Zealand, India, Singapore and Malaysia; the Philippines and 13 Middle East countries including UAE and Saudi Arabia since January 1, 2015; and further include 13 East European countries including Russia and Armenia, as well as 11 South American countries including Chile and Peru, since November 16, 2015. Upon these changes, the revenues from Ragnarok Online generated in the Philippines and 13 Middle East countries through December 31, 2014, and 13 East European countries and 11 South American countries through November 15, 2015, are shown as Online game revenue—Royalties and license fees—Others and those generated on or after January 1, 2015 and November 16, 2015, respectively, are shown as Online game revenue—Subscription revenue—United States/Canada.

Ragnarok Online II is serviced by Gravity Interactive worldwide except China, the Philippines prior to April 1, 2014, Brazil prior to April 1, 2014, Singapore prior to November 4, 2014, Malaysia prior to November 4, 2014, Vietnam and Thailand prior to July 28, 2015, Japan prior to February 15, 2016 and Indonesia prior to May 17, 2016. Subscription revenues from Ragnarok Online II generated from the countries and markets managed by Gravity Interactive are shown as Online game revenue—Subscription revenue—United States/Canada. The revenues from Ragnarok Online II generated from the Philippines, Brazil, Singapore, Malaysia, Vietnam, Thailand and Indonesia on and after the relevant date when Gravity Interactive began to service such countries are shown as Online game revenue—Subscription revenue—United States/Canada and those revenues from such countries before such relevant date are shown as Online game revenue—Royalties and license fees—Others. For R.O.S.E. Online, the countries managed by Gravity Interactive include the United States, Canada, Mexico and 40 other countries. For Dragonica, the countries serviced by Gravity Interactive include the United States, Canada and South America except for Brazil. Gravity Interactive began to service Dragonica globally on January 1, 2015 but it entered into a sublicense agreement with a local licensee in Thailand for service of Dragonica on October 1, 2015, which granted such local licensee the right to service Dragonica in Thailand from February 11, 2016. All revenues from Dragonica for the period covered generated by Gravity Interactive are shown as Online game revenue—Subscription revenue—United States/Canada and those revenues generated on or after February 11, 2016 by local licensee in Thailand shown as Online game revenue—Royalties and license fees—Thailand. Requiem is serviced worldwide by Gravity Interactive except for Russia, Armenia and 13 other countries serviced by Ingamba, a sub-licensee of Gravity Interactive in 2014 and 2015. The revenues from Requiem generated from the countries directly serviced by Gravity Interactive are shown as Online game revenue—Subscription revenue—United States/Canada and those generated from the countries serviced by Ingamba in 2014 and 2015 are shown as Online game revenue—Royalties and license fees—Others.

OUR PRODUCTS

We currently categorize our products into three categories: online games; mobile games and applications; and other games and game-related products and services, including character-based merchandise and animation. Revenues from our principal product, Ragnarok Online, accounted for 57.3% of our total revenues in 2016, compared with 41.5% of our total revenues in 2015.

Online games

Online game is a genre of computer games in which a large number of players interact with one another within a virtual game world.

The following table summarizes the online games that we currently offer.

Title	Genre	Game Source	Date of Commercial Launch(1)
Ragnarok Online	Action adventure MMORPG(2)	Developed in-house	August 2002

Ragnarok Online II	Action adventure MMORPG	Developed in-house	March 2012

Requiem	Action adventure MMORPG	Developed in-house	October 2007

Dragonica (Dragon Saga)(3)	Action adventure MMORPG	Originally licensed from third party developer; currently owned by us(4)	February 2009(5)

R.O.S.E. Online	Action adventure MMORPG	Originally licensed from third party developer; currently owned by us(6)	January 2005

Ragnarok Prequel	Action adventure MMORPG (Web browser-based)	Developed by third party based on our intellectual property	July 2016(7)

Ragnarok Clicker	Action adventure RPG(8) (Web browser-based)	Developed through outsourcing and owned by us	August 2016

Notes:

(1)	The actual date of commercial launch of games in each jurisdiction is dependent on a variety of factors, including technical viability and durability, availability of in-house development capability, market conditions, beta testing results and availability of licensing partners, among others.

(2)	MMORPG is an abbreviation for Massively Multiplayer Online Role-playing Game.

(3)	Dragonica is commercially offered in the United States, Canada and South America except for Brazil under the name Dragon Saga.

(4)	We acquired an aggregate of 50.83% equity interest in Gravity Games, formerly known as Barunson Interactive, which developed Dragonica, on October 21, 2010, and subsequently increased our ownership in Gravity Games to 85.5% in August 2013.

(5)	Dragonica was initially launched in China in February 2009 followed by certain other countries and markets under license agreements between Gravity Games and local publishers before our acquisition of Gravity Games.

(6)	We acquired an aggregate of 88.15% equity interest in TriggerSoft, which developed R.O.S.E. Online, in April and May 2005. TriggerSoft was liquidated in October 2007.

(7)	Shanghai The Dream Network Technology Co., Ltd., the developer, commercially launched Ragnarok Prequel in China in May 2015. We commercially launched this game in Taiwan as the game’s publisher in July 2016.

(8)	RPG is an abbreviation for Role-playing Game.

Ragnarok Online

As of March 31, 2017, Ragnarok Online was commercially offered in Korea and 77 other countries and markets since its commercial launch in August 2002. See ITEM 4.B. “BUSINESS

OVERVIEW—OUR MARKETS—Overseas markets.” Ragnarok Online represented 57.3% of our total revenues or Won 29,446 million (US$24,461 thousand) in 2016, compared with 41.5% of our total revenues or Won 14,803 million in 2015.

The following are revenues generated by Ragnarok Online for the periods indicated:

		Year Ended December 31,
Revenue Type	Country	2014		2015		2016		2016(1)
		(In millions of Won and thousands of US$)
Online games—subscription revenue	Taiwan/Hong Kong/Macau	~~W~~	—	~~W~~	—	~~W~~	11,019	US$	9,154
	Korea		3,278		3,675		4,332		3,599
	United States/Canada(2)		1,892		1,830		2,178		1,809

	Subtotal		5,170		5,505		17,529		14,562

Online games—royalties and license fees	Japan		7,757		6,705		8,470		7,036
	Thailand		419		288		2,165		1,799
	Brazil		603		452		529		439
	Taiwan/Hong Kong/Macau(3)		952		1,282		507		421
	Europe		266		203		140		116
	Indonesia		103		91		106		88
	China(4)		456		261		—		—
	Philippines(5)		204		10		—		—
	Russia/CIS countries		55		6		—		—

	Subtotal		10,815		9,298		11,917		9,899

	Total	~~W~~	15,985	~~W~~	14,803	~~W~~	29,446	US$	24,461

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,203.73 to US$1.00, the noon buying rate in effect on December 30, 2016 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)	Includes subscription and other types of game revenues managed by Gravity Interactive and generated in Australia, New Zealand, India, Singapore and Malaysia, the Philippines and 13 Middle East countries including UAE and Saudi Arabia since January 1, 2015, and further include 13 East European countries including Russia and Armenia, as well as 11 South American countries including Chile and Peru, since November 16, 2015. Such revenues from other countries constitute a minor portion of the revenues recorded as subscription revenues from the United States and Canada.

(3)	Ragnarok Online game service in Taiwan, Hong Kong and Macau by Game Flier International Corporation, our former licensee, ceased on May 31, 2016. We relaunched the game in such jurisdictions on June 15, 2016. Upon these changes, the revenues generated in Taiwan, Hong Kong and Macau through May 31, 2016 are shown as Online games—royalties and license fees—Taiwan/Hong Kong/Macau and those generated from June 15, 2016 are shown as Online games—subscription revenue—Taiwan/Hong Kong Macau.

(4)	Ragnarok Online game service in China by Shengqu Information Technology (Shanghai) Co., Ltd., our former licensee, ceased on December 30, 2011. We relaunched the game in China with Beijing Kunlun Online Network Tech Co., Ltd., our current licensee, on February 28, 2013 and ceased to offer Ragnarok Online in China on February 29, 2016. On December 1, 2016, we entered into a license agreement with Shanghai Ta Ren Network Technology Co., Ltd., which is currently preparing to relaunch the game in China.

(5)

Our license agreement with Level UP! Inc. for Ragnarok Online game service in the Philippines was terminated on March 31, 2015, and we subsequently amended our license agreement for Ragnarok Online games service with Gravity Interactive to include the Philippines as a service country of Gravity Interactive. Upon these changes, the revenues generated in the Philippines through March 31, 2015 are shown as Online games—royalties and license fees—Philippines and those generated from April 1, 2015 are shown as Online games—subscription revenue—United States/Canada. On January 1, 2017, we entered into a license agreement with Electronics Extreme Ltd., which is currently preparing to relaunch Ragnarok Online game service in the Philippines, Singapore and Malaysia.

The table below provides, for the periods indicated, the peak concurrent users and average concurrent users of Ragnarok Online since the first quarter of 2014, in each of our principal markets for Ragnarok Online.

		1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17
Japan	PCU(1)	19,547	18,934	19,096	17,884	16,821	16,804	14,863	15,708	14,874	15,176	14,285	12,081	13,165
	ACU(2)	7,310	7,593	7,364	6,826	6,619	6,262	5,836	6,461	5,893	6,170	4,945	4,558	5,136
Korea	PCU	5,503	3,979	12,464	5,928	5,924	4,265	4,117	4,583	5,247	4,119	4,075	6,296	4,488
	ACU	2,754	2,155	2,338	3,159	3,256	2,600	2,389	2,488	3,080	2,339	2,370	2,900	2,807
USA/Canada	PCU	5,895	5,219	4,963	5,491	5,443	7,227	7,541	7,031	7,516	7,141	6,504	6,419	6,402
	ACU	4,243	3,895	3,651	3,607	4,019	5,440	6,103	5,991	6,133	5,671	5,015	5,528	5,350
Taiwan/Hong Kong/Macau	PCU	32,492	30,152	30,835	27,700	26,881	26,144	33,038	33,352	35,158	38,427	53,222	41,735	26,076
	ACU	22,061	20,783	22,025	20,031	19,634	17,950	20,151	22,306	24,444	17,135	31,821	23,752	15,767

Notes:

(1)	“PCU,” or peak concurrent users, represents the highest number of users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

(2)	“ACU,” or average concurrent users, represents the average number of concurrent users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

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

We commercially launched Ragnarok Online II in Korea in March 2012, Singapore and Malaysia in January 2013, the United States, Canada and 28 European countries in May 2013, Indonesia in August 2013, Thailand in October 2013 and Taiwan, Hong Kong and Macau in June 2014. Ragnarok Online II game service in Korea was transferred to Gravity Interactive on December 24, 2013 as the game service in Korea was suspended on December 23, 2013. Our license and distribution agreement with Gravity Interactive to distribute Ragnarok Online II in the United States, Canada and 28 European countries was amended in February 2014 to have Gravity Interactive distribute Ragnarok Online II globally except for Singapore, Malaysia, Indonesia, Thailand, Japan, the Philippines, Vietnam, Brazil and China. In April 2014, such agreement with Gravity Interactive was further amended to have Gravity Interactive distribute Ragnarok Online II globally except for Singapore, Malaysia, Indonesia, Thailand, Vietnam, Japan and China, which was additionally amended to have Gravity Interactive distribute Ragnarok Online II globally except for Indonesia, Thailand, Vietnam, Japan and China in November 2014. In July 2015, the same license and distribution agreement with Gravity Interactive was amended to have Gravity Interactive distribute Ragnarok Online II globally except for Indonesia, Japan and China, and further amended in February 2016 to have Gravity Interactive distribute Ragnarok Online II globally except for Indonesia and China. In May 2016, such license and distribution agreement was amended once again to have Gravity Interactive distribute Ragnarok Online II globally except for China. As a result, Ragnarok Online II is currently commercially offered globally except for China.

We have license and distribution agreement for Ragnarok Online II with a third-party licensee in China. The total value of the license and distribution agreement for Ragnarok Online II with our licensee in China, where the game has not been commercially launched, is US$1,500 thousand as of the date hereof. Our license and distribution agreements for Ragnarok Online II with licensees in the Philippines and Brazil were terminated on April 1, 2014. Also, on September 11, 2014, we terminated the license and distribution agreement with our licensee for service of Ragnarok Online II in Singapore and Malaysia. In addition, the license and distribution agreement with our licensee for service of Ragnarok Online II in Thailand and Vietnam was terminated on June 1, 2015, and the agreements with our licensees in Japan and Indonesia were terminated on February 12, 2016 and April 1, 2016, respectively.

Ragnarok Online II represented 1.1% of our total revenues or Won 560 million (US$465 thousand) in 2016 and 3.2% of our total revenues or Won 1,155 million in 2015. See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR BUSINESS—If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online and mobile games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected.”

Requiem

Unlike Ragnarok Online and Ragnarok Online II, which do not emphasize violent themes, we designed Requiem to showcase user-to-user combat. Requiem provides players with a variety of combat systems, which allow them to accumulate experience and reward points to be used when they buy special items designed for combats.

Requiem is currently commercially offered globally by Gravity Interactive. Requiem was commercially offered in Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan by Ingamba under our license agreement with Ingamba until November 2013, when our license agreement with Ingamba was terminated, and these countries are included as countries and markets serviced by Gravity Interactive. Gravity Interactive entered into a sublicense agreement with Ingamba in December 2013 to distribute Requiem in these countries, which was terminated in December 2015. We also launched a Web-browser based version of Requiem on WarpPortal, Gravity Interactive’s game portal site, and Facebook in April 2012 and September 2012, respectively, and ceased offering such services in November 2014. The amount of revenues from Requiem represented less than 1% of our total revenues in each of 2016 and 2015.

Dragonica (Dragon Saga)

Dragonica, which was developed by Gravity Games, our 85.5%-owned subsidiary, is a three-dimensional side-scrolling MMORPG, which is currently commercially offered globally by Gravity Interactive except for Thailand, Taiwan, Hong Kong and Macau. Our local licensee has been offering Dragonica in Thailand since February 2016. Dragonica is offered under the name Dragon Saga in the United States, Canada and South America except for Brazil. The amount of revenues from Dragonica represented 1.2% of our total revenues or Won 600 million (US$498 thousand) in 2016, and 1.1% of our total revenues or Won 391 million in 2015.

R.O.S.E. Online

R.O.S.E. Online is a three-dimensional MMORPG, which was commercially launched in January 2005, and is commercially offered in the United States, Canada, Mexico and 40 countries in Europe. The amount of revenues from R.O.S.E. Online represented less than 1% of our total revenues in each of 2016 and 2015.

Ragnarok Prequel

Ragnarok Prequel is a Web browser-based MMORPG, which is played on a Web browser and which does not require any client-side software to be installed, developed by a third party game developer using our intellectual property. See “GAME DEVELOPMENT AND PUBLISHING—Intellectual property licensing.” In May 2013, we entered into an agreement with Shanghai The Dream Network Technology Co., Ltd., a Chinese game developer, which was granted the right to develop a Web-browser based game based on Ragnarok Online and distribute the Web-browser based game in China under the agreement. Shanghai The Dream Network Technology Co., Ltd. soft launched Ragnarok Prequel in China in October 2013, suspended such game from October 2014 for additional development and localization, and commercially relaunched the game in May 2015. We commercially launched Ragnarok Prequel in

Taiwan and in the United States and Canada in July 2016 and March 2017, respectively. Ragnarok Prequel represented 7.4% of our total revenues or Won 3,805 million (US$3,161 thousand) in 2016 and less than 1% of our total revenues in 2015.

Ragnarok Clicker

Ragnarok Clicker is a Web browser based RPG, which is commercially offered in the United States and Canada by Gravity Interactive. In March 2016, we entered into a game development agreement with Playsaurus, Inc., to outsource the development of Ragnarok Clicker to Playsaurus, Inc., a developer in the United States, using the contents of Ragnarok Online. We own all intellectual property rights relating to Ragnarok Clicker, which was commercially launched in August 2016. Ragnarok Clicker represented less than 1% of our total revenues in 2016.

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

We develop mobile games either in-house or through outsourcing to third party developers, and we also publish mobile games licensed from third parties.

In contrast to online games, the life cycle of a mobile game is relatively short and generally lasts from 6 to 24 months while reaching its peak popularity within the first 3 months of its introduction, though it varies by genre. As a result, we generate a significant portion of our mobile games revenue from the games that have been released within the recent 12 months.

The following table sets forth each of the mobile games that we have released since January 2016.

Title	Genre	Game Source	Date of Commercial Launch
Princess Punt Sweets 2	RPG	Licensed from third party developer	February 2016
Monster Coin Racer	Arcade	Developed in-house	April 2016
Ragnarok Revival	Card RPG	Developed by third party based on our intellectual property	December 2016
Ragnarok Clicker Mobile	RPG	Developed through outsourcing	December 2016
Venus Eleven Vivid!	Sports	Licensed from third party developer	January 2017

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

In addition to mobile games offered to users, we also develop mobile applications provided to third-party enterprises. The following are revenues generated from our mobile games and applications business for the periods indicated:

	Year Ended December 31,
Country	2014		2015		2016			2016(1)
	(In millions of Won and thousands of US$, except percentages)
Korea	~~W~~	11,705	~~W~~	10,871	~~W~~	6,506	54.0%	US$	5,405
China		177		486		2,098	17.4		1,743
Taiwan/Hong Kong/Macau		468		1,481		1,391	11.6		1,156
United States		1,190		775		1,204	10.0		1,000
Japan		521		965		686	5.7		570
Others		994		500		156	1.3		129

Total	~~W~~	15,055	~~W~~	15,078	~~W~~	12,041	100.0%	US$	10,003

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,203.73 to US$1.00, the noon buying rate in effect on December 30, 2016 as certified by the Federal Reserve Bank of New York for customs purposes.

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

We also provide games for IPTV. In September 2008, we entered into a licensing agreement with Iconix Entertainment Co., Ltd., or “Iconix Entertainment,” to develop and publish Pororo Game, an IPTV game based on Iconix Entertainment’s 3D TV animation series “Pororo: The Little Penguin.” We commercially launched Pororo Game in September 2009 and renewed our licensing agreement with Iconix Entertainment in September 2011, September 2012, September 2013, September 2014, September 2015 and September 2016.

The amount of revenues from console and IPTV games represented 1.2% of our total revenues or Won 622 million (US$517 thousand) in 2016, and 2.0% of our total revenues or Won 723 million in 2015.

Game character merchandising

In order to optimize the commercial opportunities presented by our games and their characters, we and our licensees have been marketing dolls, stationery, food and other character-based merchandise, as well as game manuals, monthly magazines and other publications, based on our games. We currently have arrangements with GungHo to license Ragnarok Online’s game characters in Japan, and with Electronics Extreme Ltd. to license Ragnarok Online game characters in Thailand.

The amount of revenues from game character merchandising represented less than 1% of our total revenues in each of 2016 and 2015.

Animation

Gravity Entertainment, our Japanese subsidiary, entered into an agreement with G&G Entertainment Inc. and three other Japanese media and entertainment companies for the production and distribution of a 26 half-hour episode animation series based on the storyline and characters of Ragnarok Online in October 2004. The series was produced by Gravity Entertainment and broadcast on television in nine countries from 2004 through 2007. The animation series of Ragnarok Online has been sold in DVD and VOD (video on demand) formats in North America since March 2006, and it has also been distributed in Europe. Our revenues from our animation business represented less than 1% of our total revenues in each of 2016 and 2015.

Other services

In addition to its core mobile game business, NeoCyon provides system development and maintenance services as well as system integration services to third parties. Also, we generate revenues from sales of goods related to mobile phones, such as ornamental accessories manufactured or procured by third parties, based on consignment sale agreements with such third parties. The amount of revenues from other services represented 6.4% of our total revenues or Won 3,293 million (US$2,736 thousand) in 2016, compared with 8.2% of our total revenues or Won 2,926 million in 2015.

OUR MARKETS

Korea, Japan, the United States/Canada, Taiwan/Hong Kong/Macau and China were our biggest geographic markets in 2016 in terms of revenue. Each of these markets is serviced either by us or a distribution company. We directly manage online game operations in Korea and Taiwan/Hong Kong/Macau. We and NeoCyon both directly manage mobile game operations in Korea. Gravity Interactive, our wholly-owned subsidiary, manages game operations in the United States and Canada, including service for Ragnarok Online, Ragnarok Online II, Requiem, Dragonica, R.O.S.E. Online and Ragnarok Clicker. GungHo Online Entertainment, Inc. is our licensee for Ragnarok Online and Ragnarok Mobile Story in Japan. Shanghai The Dream Network Technology Co., Ltd. is our licensee for Ragnarok Online II and Ragnarok Prequel in China.

The following table sets forth a summary of our consolidated statement of operations showing revenues by geographic area for the periods indicated and the percentage represented by such revenues for year ended December 31, 2016.

	Year Ended December 31,
Country	2014		2015		2016			2016(1)
	(In millions of Won and thousands of US$, except percentages)
Taiwan/Hong Kong/Macau	~~W~~	2,315	~~W~~	2,763	~~W~~	16,705	32.5%	US$	13,878
Korea		19,469		18,189		14,770	28.7		12,270
Japan		8,511		7,781		9,274	18.1		7,705
United States/Canada(2)		5,038		3,624		5,130	10.0		4,262
China		749		1,045		2,322	4.5		1,929
Thailand		1,283		958		2,262	4.4		1,879
Others		2,524		1,300		933	1.8		775

Total	~~W~~	39,889	~~W~~	35,660	~~W~~	51,396	100.0%	US$	42,698

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,203.73 to US$1.00, the noon buying rate in effect on December 30, 2016 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)	Revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries managed by Gravity Interactive. Such revenues from other countries constitute a minor portion of the revenues recorded as subscription revenues from the United States and Canada.

Korea

In Korea, we commercially launched and began to charge users for Ragnarok Online in August 2002, followed by other games. Our online game users in Korea consist of individual PC account users and Internet café subscribers. Individual PC account users are individuals who log on to our game servers from places other than Internet cafés, such as from home or work, whereas Internet café subscribers are commercial businesses operating Internet café outlets equipped with multiple PCs that provide broadband Internet access to their customers who typically prefer to play online games together with their peers with more powerful PC hardware and faster broadband Internet access than they have at home. Most Internet cafés charge their customers hourly fees for PC usage and Internet access and subscribe to various online games. Over 5,500 Internet cafés offered our games in Korea according to our internal data as of each of December 31, 2016 and 2015. In order to offer our games, an Internet café typically purchases minimum game hours from us. Subscription fees from Internet cafés accounted for 4.8% and 5.8% of our subscription revenues in Korea in 2016 and 2015, respectively.

Overseas markets

Ragnarok Online is commercially offered in the following 77 overseas countries and markets: Japan, Taiwan, Hong Kong, Macau, Indonesia, the United States, Canada, Australia, New Zealand, India, Thailand, Brazil, Russia, Armenia, Azerbaijan, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Uzbekistan, France, Belgium, the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark, Spain, Austria, Bulgaria, Cyprus, Czech Republic, Germany, Greece, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Switzerland, Turkey, UAE, Saudi Arabia, Jordan, Kuwait, Bahrain, Qatar, Oman, Lebanon, Mauritania, Egypt, Algeria, Morocco, Tunisia, Guyana, Bolivarian Republic of Venezuela, Bolivia, Republic of Suriname, Argentina, Ecuador, Uruguay, Chile, Colombia, Paraguay, and Peru.

Ragnarok Online is distributed through Gravity Interactive except for Japan, China, the Philippines, Singapore, Malaysia, Thailand, Indonesia, Brazil and 28 European countries and markets in which jurisdictions local licensees publish Ragnarok Online; and for Taiwan/Hong Kong/Macau, where Gravity directly offers Ragnarok Online through its local branch in Taiwan. The following table lists the overseas countries and markets in which Ragnarok Online is commercially offered through our licensees, the names of the licensees, the dates of the license agreements, and the commercial launch dates and expiry dates of the license agreements.

Country	Licensee	Date of License Agreement	Date of Commercial Launch	Date of Expiry
Japan	GungHo Online Entertainment, Inc.	July 2002	December 2002	September 2017
Thailand(1)	Electronics Extreme Ltd.	April 2016	March 2003	March 2019
Brazil	Level Up! Interactive S.A.	August 2004	February 2005	March 2018
Europe(2)	Gravity EU SAS	June 2011	April 2004	June 2021
China(3)	Shanghai Ta Ren Network Technology Co., Ltd.	October 2016	February 2013	TBD
Indonesia(4)	PT. Laut Angkasa Impian.	December 2016	November 2003	February 2018
The Philippines(5)	Electronics Extreme Ltd.	January 2017	September 2003	TBD
Singapore/Malaysia(5)	Electronics Extreme Ltd.	January 2017	April 2004	TBD

Notes:

(1)	Ragnarok Online was initially launched in Thailand with a different licensee in March 2003.

(2)	Represents game operations in France, Belgium, the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark, Spain, Austria, Bulgaria, Cyprus, Czech Republic, Germany, Greece, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Switzerland and Turkey. Ragnarok Online was initially launched in Germany, Austria, Switzerland, Italy and Turkey with a different licensee in April 2004.

(3)	Shanghai Ta Ren Network Technology Co., Ltd. is currently preparing to relaunch Ragnarok Online in China. The licensing agreement with Shanghai Ta Ren Network Technology Co., Ltd. will expire two years after the relaunch date. Ragnarok Online was initially launched in China with a different licensee in February 2013.

(4)	Ragnarok Online was initially launched in Indonesia with a different licensee in November 2003.

(5)	Electronics Extreme Ltd. is currently preparing to relaunch Ragnarok Online in the Philippines, Singapore and Malaysia. The licensing agreement with Electronics Extreme Ltd. will expire two years after the relaunch date. Ragnarok Online was initially launched with different licensees in the Philippines in September 2003 and in Singapore and Malaysia in April 2004, respectively.

Ragnarok Online II is currently commercially offered globally excluding China. Requiem and Dragonica are currently commercially offered worldwide. R.O.S.E. Online is currently commercially offered in the United States, Canada, Mexico and 40 other countries. While most of our mobile games are commercially offered in Korea, we also provide those developed in-house or through outsourcing in overseas countries, including the United States, Japan and Taiwan, among others. See ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS.”

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

In December 2006, we started to apply a micro-transaction system (or sale of virtual in-game items model) as an additional business model by providing virtual item shops in the games where players can purchase a wide array of items to customize, personalize and enhance their characters and game playing experiences. The micro-transaction model has been introduced in all the countries and markets where Ragnarok Online is serviced. In addition, since January 2007, we have opened free-to-play servers, which only apply the micro-transaction model, in all the countries and markets where Ragnarok Online is serviced except Japan and Thailand to encourage the players to download and play Ragnarok Online without paying subscription fees or buying playing time and to purchase in-game items pursuant to our micro-transaction model. We offer Ragnarok Online services with the micro-transaction model only in all the countries and markets where Ragnarok Online is serviced, except the countries and markets where the subscription-based fee model is also applied such as Japan and Thailand.

Since September 2007, we have been offering premium services as an additional revenue model, where players are offered certain additional features such as the faster accumulation of experience points or higher rates of item drops for additional fees during a specified period of time, in all the countries and markets where Ragnarok Online is serviced except Japan, Taiwan, Hong Kong and Macau. The pricing for Ragnarok Online in Korea and in Japan, the United States and Canada, and Taiwan/Hong Kong/Macau, our principal overseas markets, are set forth below.

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

Subscription-based fee model

The subscription-based fee model is currently applied only to Internet cafés and not individual PC users in Korea. The following table sets forth our published pricing plans for Internet cafés in Korea for Ragnarok Online access as of December 31, 2016.

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

Premium Service model

The Premium Service model was initially applied to free-to-play servers in July 2008 and became available on all the servers in November 2010 when we ceased to apply the subscription-based fee model for individual PC users in Korea. We offer only one rate for the Premium Service model of Ragnarok Online in Korea and charge 5,500 RO Points for 30 days of use. Premium Service users may further choose to use additional services as options, such as faster accumulation of experience points, higher rates of item drops, lower rates of death penalty or a combination of such additional services for additional fees.

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

Micro-transaction model

We have applied a micro-transaction model in Japan since December 2006. Game users buy GungHo Shop Points which enable them to buy game items or directly buy game items from the mobile item shop. The price range of the game items is between JPY50 and JPY1,500. The following table sets forth our licensee’s published basic pricing for GungHo Shop Points in Japan as of December 31, 2016.

Points	Retail Price(1)
10,000 points	JPY1,000
21,000 points	2,000
32,500 points	3,000
55,000 points	5,000
112,000 points	10,000

Note:

(1)	For convenience only, on December 30, 2016, the noon buying rate of Japanese Yen to U.S. dollars as certified by the Federal Reserve Bank of New York for customs purposes was JPY116.78 to US$1.00.

The United States and Canada

Gravity Interactive, our wholly-owned subsidiary in the United States, determines the pricing plan for Ragnarok Online in the United States and Canada. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as PayPal. Gravity Interactive ceased to apply the subscription-based fee model in April 2011.

Micro-transaction model

We have applied a micro-transaction model in the United States and Canada since June 2007. Game users buy points which enable them to buy game items in the price range between US$0.05 and US$20. The following table sets forth our licensee’s published basic pricing for points of Ragnarok Online in the United States and Canada as of December 31, 2016.

Points	Retail Price
1,100 points	US$	10.00
1,650 points		15.00
2,875 points		25.00
4,600 points		40.00
6,000 points		50.00
9,000 points		75.00
12,000 points		100.00

VIP Service fee model

Although Ragnarok Online is offered based on the micro-transaction model in the United States and Canada, the VIP Service fee model, a premium service model, was introduced in April 2011 to provide users with enhanced game play as an option. The following table sets forth Gravity Interactive’s published basic pricing for VIP Service for Ragnarok Online in the United States and Canada as of December 31, 2016.

Days and Points	Retail Price
30 days	US$	2.00
30 days and 1,500 points(1)		7.00
90 days		19.00
180 days		33.50
130 days and 7,000 points(1)		70.00

Note:

(1)	Once a user purchases this package, the user cannot purchase it again before the period of the purchased package ends.

Taiwan/Hong Kong/Macau

Micro-transaction model

We have been directly providing Ragnarok Online in Taiwan, Hong Kong and Macau since June 15, 2016. We apply a micro-transaction model for users in Taiwan, Hong Kong and Macau which enables them to buy game items in the price range between NT$1.00 and NT$420.00. The following table sets forth our basic pricing for points of Ragnarok Online in Taiwan, Hong Kong and Macau as of December 31, 2016.

Points	Retail Price
1 point	NT$	1.00

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

Game Development

Our game development department is divided into two categories of development teams: one is dedicated to online games and the other is dedicated to mobile games. As of December 31, 2016, we employed a total of 105 game developers. We have developed Ragnarok Online, Ragnarok Online II, Requiem and some social network games and mobile games, such as Ragnarok Online: Uprising Valkyrie, in-house. In order to remain competitive, we are focusing our in-house game development efforts on enhancing the game experience and on developing new games incorporating the latest technologies (including software improving the communication and interaction between players).

We also outsource development activities for our new games to third parties. For example, in March 2016, we entered into a game development agreement with Playsaurus, Inc., to outsource the development of Ragnarok Clicker to Playsaurus, Inc., a developer in the United States, using the contents of Ragnarok Online. We own all intellectual property rights relating to Ragnarok Clicker, which was commercially launched in August 2016 in the United States and Canada.

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

Intellectual property licensing

Intellectual property licensing is one of our means to diversify our game titles when we determine that certain intellectual property may be valuable in the development and publishing of new games.

We license out certain intellectual property and other rights to third party developers or to our subsidiaries for the development of new game titles. We licensed Ragnarok Online to a game developer in China in May 2013, which led to the development of Ragnarok Prequel, a web browser based game. Ragnarok Prequel has been commercially offered in China since May 2015 after its soft launch in October 2013 and its suspension from October 2014 for additional development and localization. See “—OUR PRODUCTS—Online Games— Ragnarok Prequel.” We also signed a license and development agreement with the same developer in January 2015 to grant the developer the right to use contents of Ragnarok Online to develop two mobile games, which was revised in March 2016 to grant the developer the exclusive right to develop mobile games and web games based on contents of Ragnarok Online and distribute such games in China for five years from March 25, 2016. We also entered into a license and development agreement with the same developer in December 2015, which granted the developer the right to develop two mobile games and one web game based on the contents of Dragonica and distribute such games in China and the Taiwan, Hong Kong and Macau markets, the term of which will expire after two years from the commercial launch of such games in such markets.

Moreover, we license existing intellectual property from third parties for developing new games. In September 2008, we entered into a license agreement with Iconic Entertainment to develop Pororo Games, an IPTV game, based on a popular Korean television animation series “Pororo: The Little Penguin”. Pororo Games has been commercially offered since September 2009. In November 2015, we entered into another licensing agreement with Iconic Entertainment, which allowed Gravity to develop and publish games for various platforms based on Pororo Games.

We continue to seek more opportunities to license out existing intellectual properties or license in existing intellectual properties of third parties for game development and publishing.

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

We conduct a variety of marketing programs and online and offline events to target potential subscribers accessing the Internet from home. Our main marketing efforts include advertising on Web site portals and game magazines, conducting online promotional events, participating in trade shows and entering into promotional alliances with Internet service providers. We spent Won 2,411 million (US$2,003 thousand) on advertising and promotions in 2016, compared with Won 1,882 million in 2015.

We frequently organize in-game events, such as card exchange events for our users. We also host “fortress raid” events, which we believe encourage the development of virtual communities among our users and increase user interest in our games. We also host from time to time in-game tournaments in which users can compete against each other either as a team or individually. In addition, we use in-game events to introduce users to new features of our games. We organized 54 and 44 in-game events for Ragnarok Online users in 2016 and 2015, respectively.

In most of our overseas markets, marketing activities are principally conducted by our licensees and typically consist of advertising on Web site game portals and online game magazines and through television commercials, as well as hosting online and offline promotional events. The licensees are responsible for the costs associated with such advertising and promotional activities. For example, Electronics Extreme Ltd., our licensee in Thailand, hosted the Extreme Sports League 2016 in August 2016. Extreme Sports League 2016 was attended by approximately 20,000 visitors and included a Ragnarok Online game event, in which special item coupons were offered for sale.

Our licensees are selected in part on the basis of their marketing capabilities, including the size and scope of their distribution networks. Also, in more strategic markets where we anticipate considerable growth such as the United States or Taiwan, we believe that it is important to enhance our own direct publishing network for online game services.

GAME SUPPORT AND CUSTOMER SERVICE

We are committed to providing superior customer service to our users directly and through our licensees. As of December 31, 2016, 15 employees were game masters, or persons who are in charge of testing, updating and providing server maintenance for online games, as well as dealing with customer complaints, seven employees were members of our domestic customer service team and eight employees were members of our overseas customer support team.

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

We maintain our server hardware in a single climate-controlled facility at KT Mokdong Internet Computing Center at 233-5 Mokdongdong-ro, Yangcheon-gu, Seoul, Korea and our other system hardware in our offices in Seoul. As of December 31, 2016, our server network for our game operations in Korea consisted of a total of 244 servers, including 86 physical servers and 158 servers run on 61 physical servers through the server virtualization technology we have adopted since July 2011, which allows one physical server to be divided into multiple virtual servers, each of which functions individually as a complete and independent server.

In overseas markets, our local branches, our overseas subsidiaries or licensees own or lease the servers necessary to establish the server network for online games and we assist them with the initial assembly and installation of operating game servers and optimization of their systems network for game operations in their respective markets. While the overseas system architectures are modeled on our system architecture in Korea, they are also tailored to meet the specific needs of each market. When we install and initialize a game in an overseas market, we generally dispatch network engineers and database technicians from Korea to assist with the assembly and operation of the system network and game servers. Following installation, we typically send two to five of our technicians and customer support staff to that market, for a few weeks in some cases and much longer periods in other cases, to assist with on-site game operation and technical support. Our overseas subsidiaries and licensees are responsible for providing database and other game information backup.

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

Competition in the online game industry

Currently, the leading providers of online games globally, based on the number of peak concurrent users, include Korea-based companies such as Nexon, NC Soft and Smilegate as well as foreign-based companies such as Riot Games, Activision Blizzard, Zynga, Valve Corporation, Wargaming, Giant Interactive and Electronics Arts, Inc., according to data available from various public sources.

League of Legends of Riot Games, Inc., Crossfire of Smilegate/Tencent, World of Warcraft and Overwatch of Activision Blizzard, Inc., and Dungeon Fighters Online by Nexon are some of the most popular online games both in Korea and globally.

Our existing and any potential new competitors in the online games industry compete with us for talent, game player spending, time spent on game playing, marketing activities, quality of games, and distribution network. Our existing and potential new competitors in the online advertising industry compete with us for talent, advertiser spending, number of unique visitors, number of page views, visitors’ time spent on a Web site, and quality of service. As many of our competitors have significantly greater financial, marketing and game development resources than we have, we face intense competition in the online game industry. We expect competition will continue to be strong as new competitors enter the market and existing competitors allocate more resources to develop and market competing games, while the online game industry begins to consolidate into a small number of leading companies or groups of affiliated companies due to the high cost of game development, marketing and distribution networks, which is likely to drive unsuccessful online game providers to go out of business or be acquired by other successful game providers.

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

We compete with companies that specialize in developing and/or distributing mobile games including leading Korea-based publishers such as Nexon, Netmarble, Gamevil/Com2Us and Webzen as well as foreign publishers such as Supercell Oy, Machine Zone and King, Inc. based in the United States, Tencent and NetEase based in China and Mixi, LINE and GungHo, our controlling shareholder, in Japan. Our current or potential future competitors for mobile games also include package game companies that have successfully expanded their business into mobile game development such as Electronic Arts Inc. In addition, we believe more companies that previously were or currently are dedicated to developing online or console games will allocate more resources toward developing mobile games because the number of mobile game users is rapidly increasing as the penetration of mobile devices, such as smartphones and tablet computers, continues to deepen.

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

Competition in the game market is expected to remain intense as established game companies with significant financial resources have various financial and strategic advantages over smaller game companies such as us. See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR BUSINESS—We operate in a highly competitive industry and compete against many large companies.”

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

We are the registered owner of 14 registered software copyrights to ten games: Ragnarok Online, Ragnarok Online II, R.O.S.E. Online, Requiem, Ragnarok Violet, Ragnarok Angel Poring, Ragnarok Online—Uprising: Valkyrie, Arcturus, Pucca Racing and W Baseball, each of which has been registered with the Korea Copyright Commission. We no longer commercially offer Arcturus, a PC-based, stand-alone game, nor Pucca Racing, and have decided to cease commercialization of W Baseball, Ragnarok Violet and Ragnarok Angel Poring . As of December 31, 2016, we owned over 40 registered domain names, including our official Web site and domain names registered in connection with each of the games we offer. We had 493 registered discrete trademarks at patent and trademark offices in 52 countries as of December 31, 2016. We had three design patents and two analogous design patents, which are variations of two of the design patents, registered with the Korea Intellectual Property Office, registered copyrights covering 11 game characters, and six online game business model patents, in each case as of December 31, 2016.

SEASONALITY

Usage of our online games has typically increased slightly around the Lunar New Year’s holiday and other holidays, in particular during winter and summer school holidays.

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

Korea

The Korean game industry and online and mobile game companies operating in Korea are subject to the following laws and regulations:

The Act on Promotion of the Game Industry, or Game Act

Under the Game Act, which became effective on April 20, 2007, online games are classified into four categories: “suitable for users of all ages,” “suitable for users 12 years of age or older,” “suitable for users 15 years of age or older” and “suitable for users 18 years of age or older.” The 15 years of age or older category was added between the 12 years of age and 18 years of age categories to increase ratings flexibility. Ragnarok Online has been classified as “suitable for users 12 years of age or older.” The Game Act includes the definition of the term “speculative game.” A speculative game refers to a game that permits betting and offers monetary loss or profit that is determined by chance. Elements that may cause a game to be considered a speculative game include the existence of game money used as a means for betting or purchasing game items (items used within the game for progression in the game) that become the subject of exchange with real money. The Supreme Court Decision No. 2009Do12117 rendered on February 25, 2010 provided that a ‘speculative game’ under the Game Act, should be carried out in accordance with the contents and method prescribed under Article 2,(1-2) of the Game Act, and further, that the term refers to a gaming device or tool which directly provides money, prize or other financial profit or incurs loss on the game user via a payment tool installed on the gaming device or tool depending on the results of the game. Although the Game Act’s definition of speculative games and the Supreme Court decision are intended to provide clarity for the determination of whether a game is deemed speculative or not, because our games involve transactions with game items, we have had to take measures to ensure that we are in compliance with the new rules. Such measures include distributing a game after a rating review is conducted by the Game Rating and Administration Committee, or a self rating review is conducted in respect of such game in accordance with the Article 21-2 of the Game Act.

As described above, the Game Act requires a prior rating to be allocated to any game before its distribution in Korea in order to protect young users from violent and otherwise harmful content and to control the distribution of speculative games. Previously, such rating was allocated solely by government agencies in Korea. However, concerns were raised over potential violation of freedom of speech resulting from the requirement that all games must be rated by government agencies. As a result, the Game Act was amended in July 2011 and again in May 2013 to allow a private agency to conduct a rating review on games and permit a self rating in cases where a game distributor cannot receive a prior rating from the Game Rating and Administration Committee due to special circumstances in its production and distribution channels. In January 2017, the Game Act was amended to allow governmental authorities to designate a “Self Rating Review Company” which would be entitled to conduct a self rating review on all of its games with the exception of adult-only games and arcade games. The governmental authorities have yet to designate any game company in Korea as such a Self Rating Review Company.

In addition, the amendment to the Game Act in January 2017 allowed allocation of game rating only based on game contents. Prior to such amendment, a game rating was required to be conducted in respect of each gaming device or platform regardless of whether different devices and/or platforms are used for the same game contents. Such requirement, however, came under criticism with emergence of a number of new platforms for games such as internet protocol television and virtual reality devices and development of new games which may be played using multiple platforms at the same time, (such as mobile and online games). The amendment to the Game Act in January 2017 addressed such criticism.

A game provider has to report any modification in the content of a game to the Game Rating and Administration Committee or a Self Rating Review Company, which may require the game to be reclassified depending on the scope of the modification.

If the Game Rating and Administration Committee determines that the game is speculative, it can refuse to classify such game, in which case the game will be prohibited. According to Article 1(2) of the Enforcement Decree of the Game Act, any games in which money or items of value are collected from a multiple number of persons and profits or losses are allocated based on winnings or losses determined by chance fall under speculative games. According to Article 16(2) of the Enforcement Decree of the Game Act, so long as certain guidelines are followed, a provision of a gift equivalent to a customer price of Won 5,000 or less, with respect to games that are classified as “suitable for users of all ages,” is not deemed to be an act that encourages gambling.

Under the Game Act, the Minister of Culture, Sports and Tourism may order information and communication service providers to refuse, stop, or restrict the offering of games if such games are unrated, contents are different from those submitted for rating, were denied rating as speculative games, or were manufactured or distributed by a person not registered for operation of manufacturing or distributing games for profit-making. The Game Rating and Administration Committee undertakes examination of the information and communications service providers and provides recommendation of correction to the providers as necessary.

In addition, under the Game Act, online game companies are required to comply with the following to prevent players’ excessive preoccupation with and addiction to games: (i) verification of registered game users, including through verification of their real names, ages and identities, (ii) obtaining a parent/guardian’s consent for minors, (iii) restriction on the playing of games and limits on access hours, among others, when requested by minors or their parent/guardian, (iv) publishing of basic information such as the nature of the game being offered, its rating and in-game purchase policy, and notification to minors and their parents/guardians with respect to game use information such as access hours and payment information, (v) publishing of a warning statement to prevent excessive use of the game, (vi) providing of measures to prevent excessive use of the game including placing the access hour indicator on the game play screen (collectively, the “Prevention Measures”). In accordance with item (iii), upon request from minors or their parents/guardians, an online game company is required to implement the Selective Shut-down System. The Minister of the Ministry of Culture, Sports and Tourism may issue corrective orders if the Prevention Measures adopted are deemed inadequate, and if such corrective orders have not been implemented, imprisonment not exceeding two years or a fine not exceeding Won 20 million may be imposed.

Such restrictions to prevent excessive preoccupation are currently only applicable to online personal computer games. After May 19, 2017, the Ministry of Gender Equality and Family is expected to review the scope of games to be subject to such restrictions, and it is possible that mobile games for smartphones and tablets may become included in the scope of such regulation.

The Telecommunications Business Act

Under the Telecommunications Business Act, a person who intends to run a value-added telecommunications business must report to the Ministry of Science, ICT and Future Planning, or the “MSIP”, which has the authority to accept and monitor such reports. We are classified as a value-added telecommunications service provider such that we are required to prepare and submit statistical reports regarding, among others, the current status of facilities, subscription records and current status of users to the MSIP upon its request. The MSIP is responsible for compiling information and formulating telecommunications policies under this Telecommunications Business Act. In addition, we are required to report any transfer, takeover, suspension or closing of our business activities to the MSIP, which may cancel our registration or order us to suspend our business for a period of up to one year if we fail to comply with its rules and regulations.

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

Previously, the Information Protection Act was silent on mobile application developers’ access to personal information of application users, and such application users typically consented to such access as they would otherwise not be permitted to use the mobile application services. However, the Information Protection Act was amended on March 22, 2016 (enforced on September 23, 2016) to require mobile application developers to distinguish between information that is critical to provision of material components of the application services and information that is not critical and clearly explain to each user why access to such critical information is necessary when the developers request such user to provide consent for such developer’s access to the data stored on such user’s smart phone. Moreover, a mobile application developer may not refuse to provide services based on a user’s refusal to provide access to his or her information which is not critical to provision of the application services.

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

Copyright Act

The Copyright Act grants certain protections to general works and computer program works. In connection with computer program works, the Copyright Act provides for restrictions on software copyrights, reverse analysis of computer programs, and the establishment of the exclusive right to issue computer programs as a special case apart from other kinds of works.

The Copyright Act has the relevant provisions necessary for implementing the Korea-US Free Trade Agreement, such as recognition of temporary storage as copying, introduction of a system of fair use of copyrighted materials, prohibition of acts of infringement on the rights of copyright holders including the distribution of forged labels, and the introduction of statutory damages in accordance with the agreements in the Korea-US Free Trade Agreement.

In order to protect the rights of copyright holders in a digital environment, the Copyright Act specifies that temporary storage falls under the scope of “copying” but allows temporary storage to be extent it is deemed necessary for smooth and efficient information processing. Under the Copyright Act, an online service provider will be deemed not liable for copyright infringement: (i) if the online service provider has adopted and reasonably implemented a policy of terminating the account of a person who infringed copyrights or (ii) if the online service provider has accepted and not interfered with a right holder’s use of standard technical measures for identifying and protecting copyrighted materials.

The Juvenile Protection Act

The Juvenile Protection Act prescribes the establishment of the Juvenile Protection Commission under the authority of the Minister of the Ministry of Health and Welfare in Korea, formerly known as the Ministry for Health, Welfare and Family Affairs, or the “MIHWAF,” which has the authority to designate the types of media harmful to juveniles. Under the Juvenile Protection Act, any person who intends to sell, lend or distribute media materials harmful to minors or provides them for viewing or utilization is required to confirm the age of the intended user, and shall not sell, rent or distribute such materials, or provide them for viewing or utilization, to minors. A person in violation may be punished by imprisonment for a maximum of three years or by a fine not exceeding Won 20 million.

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

A Web site for trading items is a Web site which offers the services of a brokerage or agency for the trading of tangible or intangible things gained from online games as prescribed in the Game Act. The Supreme Court held in a case regarding Item Bay, one of the leading Web sites in Korea for trading online game items, that “Trading items on Item Bay falls under speculative activity as it is hard for game users to resist the temptation of cash trades through which they may easily gain items, which will cause users to be attracted to the cash convertibility of items rather than the game itself”. While we offer virtual in-game items for sale to our users on the game Web sites that we operate in Korea, we do not broker the trade of such game items or any other tangible or intangible acquisitions obtained by using online games among our users, and currently do not fall under the category of “Web site for trading items.”

Under the Juvenile Protection Act, online game providers may not provide online games to minors under the age of 16 late at night (specifically, from midnight until 6:00 a.m.) and any provider violating the provision is subject to imprisonment for no more than 2 years and a penalty not exceeding Won 10 million. Currently, such restriction is only applicable to online personal computer games. However, after May 19, 2017, the Ministry of Gender Equality and Family is expected to review the scope of games to be subject to such restrictions, and mobile games for smartphones and tablets may become included in the scope of such regulations.

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

By submitting a game to the ESRB and using an ESRB rating, a video game publisher must agree to adhere to advertising and packaging guidelines for the rated game, such as using appropriate advertising content and not targeting any advertisement for a game rated “Teen,” “Mature” or “Adults only” to consumers for whom the product is not rated as appropriate. The ESRB’s Advertising Review Council has been granted the oversight and enforcement authority for compliance with the advertising guidelines. The ESRB may enforce sanctions against game producers for failing to label their product properly, including fines up to $1 million, and/or product recall. Games that are digitally available via download may be taken down for incomplete content disclosures. Although submitting a game to the ESRB is voluntary, some retailers may be reluctant to sell games without an ESRB rating.

The United States Federal Trade Commission, or the “FTC,” may also take action with respect to improper ratings pursuant to its broad authority to prohibit fraudulent, deceptive, or unfair business practices.

The ESRB has rated our games as follows: Requiem is rated “Mature,” Ragnarok Online is rated “Teen,” and R.O.S.E. Online and Dragon Saga are rated “Everyone 10+”. Ragnarok Clicker has not yet been rated.

A number of bills have been introduced in Congress to specifically regulate the sale of video games with violent content to minors, but currently no such federal laws are in effect. Several states and cities have enacted or are considering laws that would regulate game industry content and marketing, including the rental or sale of games with violent content by or to minors. Other states have enacted laws that require the posting of signs providing information about ESRB ratings. Lawmakers may pass additional laws and regulations restricting the sale of violent video games to minors, which, if enacted, could adversely affect our sales and results of operations.

Online Collection of Information from Children

The Children’s Online Privacy Protection Act of 1998 (“COPPA”) governs the online collection of personal information from children under 13. Under COPPA, a Web site or online service, including internet-enabled gaming platform, that knowingly collects information from children under 13 years old, or that in whole or in part is directed to children under 13 years old, must obtain verifiable parental consent before collecting personal information from any child (including first and last name, home address, email address, telephone number, Social Security number, image or likeness, mobile device identifier or other persistent identifier that would permit the physical or online contacting of a specific individual). In 2012, the FTC expanded the definition of personal information to include the passive collection of technological information, such as through cookies or mobile device identifiers.

Web sites or online services subject to COPPA must therefore obtain verifiable parental consent before engaging in online advertising that involves tracking of children under 13. The Web site operator must also post and obtain parental consent to a clear online privacy policy that provides notice of what information is collected from children, how the information is used, and a list of third parties with which the operator may share or sell the child’s information. The privacy policy must give parents the choice to determine whether the child’s information can be shared with third parties, provide parents access to the child’s information, and offer parents the opportunity to delete any collected information. If the company permits third party advertising networks to use persistent identifiers to serve advertisements, those advertising networks must be informed that the site or service is directed toward children and the company must ensure that parental consent covers such collection, sharing, and use. Moreover, the operator must establish and maintain reasonable procedures to protect the confidentiality, security and integrity of any personal information collected from children under 13 years of age. COPPA also prohibits conditioning a child’s participation in a game on the child disclosing more personal information than is reasonably necessary to participate in such activity. COPPA authorizes the FTC and the State Attorneys General to bring actions against Web site operators to enforce the statute, and provides for penalties of up to US$16,000 per violation. A recent 2016 enforcement action resulted in civil penalties of US$950,000.

Protection of Personal Information

Most states have enacted legislation regarding the protection of personal information collected, processed, maintained or used in electronic form, as well as specific notification procedures in the event that such information is accessed or acquired by unauthorized individuals. Under these laws, among other things, businesses are required to implement and maintain reasonable security measures, such as encryption, designed to protect the computerized personal information of its customers or users from unauthorized access, disclosure or use. The definition of “personal information” varies by state, but may include social security numbers, credit card or bank account numbers and access codes, and a user name or email address in connection with a password or security question that would permit access to an online account. In the event that a business suffers a security breach, these laws may require the business to provide notice of the incident. If notification is required, the business must notify each individual whose data was included in the incident and in some circumstances the State Attorney General, other state agencies, and consumer reporting bureaus. In addition to notifications required under state data breach laws, some other federal or state laws or guidelines may require notifications to other government agencies for incidents involving specific categories of information including but not limited to personal financial data, health data, and tax data. Notice may not be required in some states where an investigation demonstrates there is no risk of harm. If such personal information is accessed by unauthorized individuals as a result of the business’ failure to use reasonable measures to protect the information, the business may be subject to litigation risks from impacted customers for harm to them potentially resulting in statutory fines or penalties, as well as civil and even potential criminal prosecution by government authorities. A business that suffers a breach may also experience harm to its reputation and business.

Privacy Policy Requirements

Online privacy policies are generally only required for Web sites that collect information from children or that collect certain information from the residents of certain states, such as California, Connecticut and Delaware. For other jurisdictions and types of information, online privacy policies are considered a good practice, but not necessarily required. Any company that does publish a privacy policy is obligated, however, to comply with its terms or risk being found to have engaged in a deceptive practice. The FTC and some state laws require that a posted privacy policy conspicuously and accurately disclose their user data collection and disclosure practices, including informing a business’ customers and users of the categories of personal information that are collected, describing how that personal information is used and shared with third parties, and explaining how users may change or update such information and opt out of its collection and use. In addition to possible statutory fines or penalties, an operator may be directly liable to its customer or users if it fails to comply with its posted privacy policy, if such noncompliance harms the users. Moreover, the FTC has initiated numerous investigations and imposed significant civil penalties in several cases involving alleged failures by companies to comply with the representations made in their online privacy policies and/or adequately disclose the companies’

actual practices in such policies. Settlement agreements with the FTC frequently include twenty years of privacy audits and mandated revisions to the business’ privacy practices, and can include civil penalties. In general, privacy policies are also expected in the mobile app context as well, including the collection and use of mobile geolocation and device identifier data. Because of the sensitive nature of data that can be collected through mobile apps, mobile app developers should post a privacy policy accessible through the app or the app store, provide just-in-time disclosures, obtain affirmative express consent when collecting sensitive information such as children’s data, and use enhanced measures or special notices to alert users to unexpected data use cases to follow best recommended practices from the FTC and State Attorneys General. The FTC has increased its scrutiny of mobile platforms and mobile apps and brought several consent decrees against app developers in recent years relating to misleading privacy disclosures, the over-collection of data from a user’s mobile device, and the collection of information from children under 13 in violation of COPPA. The failure to properly disclose and obtain valid consent to data collection, use, and sharing may also require a business to delete all information that was improperly collected and used.

Liability Arising from User Speech and Conduct

Section 230 of the Communications Decency Act of 1996, or the “CDA,” provides limited protection to interactive computer services, such as an online game service, from liability for publishing information posted or provided by others, such as the users of an online game service. The protections of the CDA, however, do not immunize interactive computer services from criminal liability under United States Federal law (e.g., obscenity or child pornography), for infringement of intellectual property law, or any state laws that are not inconsistent with the CDA. Additionally, Section 230 of the CDA is considered somewhat controversial, leading to several State law proposals seeking to limit the protections offered by the CDA by introducing legislation to carve out protection in cases of violations of state criminal law or child prostitution. Thus far, no such law has been enacted or upheld. Congress or the courts could continue to narrow the application of Section 230 of the CDA, in which case online game service operators, such as the Company, could face increased potential liability for certain speech or conduct by the users on their online game service.

Taiwan

There are currently no laws or regulations that specifically target online and mobile gaming businesses. Some laws and regulations that are relevant to or that may affect the online and mobile gaming businesses are described below.

Protection of Personal Data

A non-governmental entity collecting, processing or using personal data is subject to the Personal Data Protection Act, or the “PDPA”, as amended on December 30, 2015. Any information that may be used to directly or indirectly identify a natural person is considered “personal data”, including the name of the data subject, date of birth, identity card number, passport number, characteristics, fingerprints, marital status, family, education, occupation, medical record, medical treatment, genetic information, sexual life, health examination, criminal record, contact information, financial conditions, and social activities.

When an entity collects personal data, it must inform the data subject of matters including the purpose of collection, how the data will be used, the rights of the data subject to review, duplicate, correct the personal data, and the right to request the entity to cease using the data. When such entity processes or uses any personal data collected by any third parties, it must further inform the data subject about the source of such data in addition to the requirements mentioned above. In principle, prior consent from the data subject is required in order to process and/or use his/her personal data. However, this requirement is exempted if the use relates to public interests or if the personal data is available from the public domain and the interest to be protected is more important than the privacy of the data subject. Furthermore, the competent authorities may impose restrictions on any overseas transmission of personal data if (1) such transmission is related to the interests of the nation, (2) such restriction is imposed pursuant to an international treaty or agreement, (3) the receiving country has no laws or regulations that are sufficient to protect personal data, or (4) such transmission is made through a third nation/region for the purpose of avoiding the regulations of the PDPA.

Violation of the PDPA may lead to a criminal sentence if such violation is committed with the intent to gain profits, and may also lead to damage claims whether with such intent to gain profits or not, even if no actual damage can be proven. The competent authorities may request an entity to delete the data and prohibit the entity from further collecting, processing or using the data if the entity is perceived to have violated the PDPA. A victim may authorize certain public-interest associations to file a lawsuit against the violator on his/her behalf.

Regulations on Copyrights

Under the Copyright Act, as amended on November 30, 2016, online and mobile games may be protected both as “computer programs” and “audiovisual works”. The period of copyright protection extends to fifty years after the death of the copyright holder. For a copyright holder other than a natural person, the period of copyright protection is fifty years after the publication of the work.

Any unauthorized reproduction, public transmission, distribution, adaptation or public display of a protected work, removal of any electronic rights management information for the purpose of identification of copyright or copyright holder, or removal of any technological protection measures of a work, either willfully or negligently, may constitute an infringement of the copyright of the holder and may lead to imposition of fine(s) and/or imprisonment. Taiwan courts remain divided regarding whether the operation of an unauthorized server for an online game violates the Copyright Act. In 2013, the Intellectual Property Court of Taiwan ruled that the operator of an unauthorized server of an online game did not violate the Copyright Act by altering the log-in IP address of the online game, while other courts have taken a different position in similar cases. Any entity that sets up an unauthorized server for our online or mobile games may therefore still be deemed as infringing copyrights and thereby violating the relevant laws in Taiwan.

Use of a protected work will not constitute an infringement if it constitutes certain reasonable use based on statutory exemptions, such as use for educational, research, or news reporting purposes. An Internet service provider might not be held liable for copyright infringement by its users if it has adopted certain preventive measures for possible copyright infringements.

Regulations on Consumer Protection

A transaction between a business operator and a consumer is governed by the Consumer Protection Act, or the “CPA”, as amended on June 17, 2015. Any transaction between a business operator and a consumer, if conducted through the Internet such that the customer does not have the opportunity to examine the goods or the services prior to the transaction, will be considered a “distant sale”. A consumer of a distant sale may cancel the transaction without cause within seven days of receiving the goods or services and shall not be subject to any cancellation fee. If a business operator fails to inform the customer of his/her right to cancel the transaction within seven days, such seven-day period shall be calculated from when the business operator later informs the customer of his/her right. A customer may not cancel the transaction after four months since receiving the goods or services. Any agreement that waives such rights of a customer is void.

An online game service agreement between a game operator and a consumer, if reached through standard contract terms drafted by the game operator and without negotiations between the parties, such as the standard terms and conditions between us and our Taiwan users, is subject to the Regulations of Mandatory Provisions to be Included in and Provisions Prohibited from Standard Form Contract for Online Games as amended on December 1, 2010. For example, any term in a standard contract for online games that waives a game operator’s responsibility under the CPA, precludes consumers’ right to terminate the agreement at will, or allows a game operator to amend the agreement unilaterally, will be deemed void. The mandatory provisions for a standard contract for an online game include, among others, that (1) a consumer may terminate the agreement without cause within seven days of executing the agreement, (2) a consumer may request for full refund of any unused value, and (3) a business operator should publish an announcement on the game Web site and on the game log-in page thirty days prior to any service fee rate adjustment scheduled to come into effect. These mandatory provisions form part of the online game agreement and are effective even if they are not specified in the executed standard contract.

Further, according to the CPA, a business operator that engages in the design, production, and/or manufacture of goods, and/or the provision of services, must ensure that the goods or services produced or provided meet the reasonably expected safety requirements based on the prevailing technology or professional standards at the time of manufacture. The liability of a business operator to compensate for consumers’ injury cannot be restricted or released in advance. In addition, the CPA imposes strict liability on business operators for loss or damage caused to consumers regardless of whether the product or service has defects or not. A business operator in violation of the CPA thereby causing injury to a consumer or third party is jointly and severally liable; provided, however, that if the business operator can demonstrate that the injury suffered was not caused by negligence on its part, the court may reduce the amount of damages. The CPA also requires that business operators warn consumers of any potential danger that may be caused by their products.

According to the CPA, consumer disputes may be mediated by a local consumer mediation committee, or be brought to the court through class actions by consumer protection organizations on behalf of the consumers.

Regulations on Welfare and Rights of Children and Youths

Online game and mobile game operators should comply with a five-category game rating system, established under the Protection of Children and Youths Welfare and Rights Act and the Regulations of Game Software Rating Management, as amended on December 16, 2015 and November 12, 2015, respectively. The categories include: “Restricted”, “Parental Guidance 15”, or “PG-15”, “Parental Guidance 12”, or “PG-12”, “Protected” and “General Public”. The ratings are registered with the Digital Game Rating Committee, or the “DGRC”, and such registration should be filed by the entity selling the game software or operating the game with license, or by the other entity supplying the game to users, prior to the launch of the game for public review and reference. Entities selling, operating with license, renting, disseminating, or displaying the game software or providing software for downloads should mark such classification on the packaging of the game software or next to the link to such game software.

Restricted refers to game software with content such as full nudity, concrete sexual implications, brutal killing scenario(s), drug abuse, repetitive language of vulgarity or hatred, or certain anti-social behaviors. PG-15 refers to game software with content such as female upper-body nudity, censored or nudity from afar, bloody or terrifying image of attack or slaughter, enticement to use tobacco or alcohol, or language of vulgarity or hatred. PG-12 refers to game software with content such as characters dressed in provocative clothing highlighting sexual characteristics, certain fighting or attacking scenes, virtual romantic relationship or virtual marriage. Protected refers to game software with content such as fighting between likable characters, attack without showing injury or death details, or virtual currencies. General Public refers to game software that does not fall into the above categories.

Failure to comply with the rating system and the related marketing requirements by persons selling, operating with license, renting, disseminating, or displaying the game software or providing software for downloads may lead to imposition of fine and suspension of the online or mobile game.

Regulations on Fair Trade and Competition

A business operator is subject to the Fair Trade Act, or the “FTA”, for conducting business in Taiwan. The FTA regulates business activities of monopoly, merger, concerted action, improper restriction of competition and other business activities involving unfair competition. Among all and most relevant to the online and mobile gaming businesses, a business operator is prohibited from preventing competitors’ participation or engagement in competition through inducement with low prices or other improper means, or imposing improper restrictions on its trading counterparts’ business activities as a condition of transacting, and thereby restricting or impeding fair competition. Also, a business operator is prohibited from making or using false or misleading representations relevant to the goods and services that may affect customer decisions, either on the goods or in the advertisements. It is also prohibited for a business operator to improperly offer gifts or prizes to compete for trading opportunities. In addition, a business operator must not otherwise engage in any deceptive or apparently unfair conduct that may affect the market order.

The competent authority may order a business operator that violates the relevant laws to cease or rectify its practices, or take necessary remedial actions. The business operator violating the relevant laws may be subject to fines. Specifically, if the business operator still fails to comply with relevant laws after receiving the cease or rectify order from the competent authority, the person conducting the violation may be further subject to imprisonment and additional fines.

Regulations on the Advertisement of Online and Mobile Games

A business operator making advertisements will be subject to, in addition to the FTA, the Regulations Governing the Classification of Television Programs. For example, only advertisements classified as “Protected” or “General” will be allowed during broadcasting of television programs classified as a children’s program, and on channels classified as a children’s channel, pursuant to Article 9 of the Regulations Governing the Classification of Television Programs. An advertisement may not be classified as “Protected” or “General” if it contains details of acts concerning gambling, drug abuse, drug dealings, robbery, kidnap, murder, other criminal acts, suicide, horror, blood, cruelty, violence and social abnormality, obscenity or sexual implications, or contains contents that are deemed to have potential harmful impacts on the mental development of children, and therefore may not allowed to be broadcasted during children’s programs or on children’s channels.

ITEM 4.C.	ORGANIZATIONAL STRUCTURE

The following is our organizational structure:

ITEM 4.D.	PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2016, our property and equipment mainly consisted of (i) game engines, (ii) network servers, (iii) PCs and (iv) software purchased externally. As of December 31, 2016, the net book value of our property and equipment was Won 593 million (US$493 thousand).

Korea

Our principal executive and administrative offices are located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea. We currently occupy 74,904 square feet of office space, which we lease from Korea Software Industry Promotion Agency, pursuant to a lease that will expire on December 31, 2018 and which is renewable for three additional years. The annual lease payment amounts to

Won 1,532 million (US$1,273 thousand). The offices of NeoCyon, our 96.11% owned subsidiary, are located at 14F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea. NeoCyon currently occupies 9,980 square feet of office space, subleased from us. The annual lease payment amounts to Won 204 million (US$169 thousand). We believe that the existing facilities of Gravity and NeoCyon are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

United States

The offices of Gravity Interactive, our wholly-owned subsidiary in the United States, are located at 7001 Village Drive, Suite 150, Buena Park, California 90621. Gravity Interactive currently occupies 5,838 square feet of office space, leased from a third party. The annual lease payment amounts to Won 165 million (US$137 thousand). We believe that the existing facilities of Gravity Interactive are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

Taiwan

Our local branch in Taiwan is located at 12F.-1, No. 36-10, Sec.1, Fuxing S. Rd., Da’an District, Taipei City 106. The branch occupies 1,754 square feet of office space leased from a third party. The annual lease payment amounts to Won 44 million (US$37 thousand). We believe that the existing facilities of our branch are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

In 2016, our revenues increased by 44.1% to Won 51,396 million (US$42,698 thousand) from Won 35,660 million in 2015. In 2015, our revenues decreased by 10.6% to Won 35,660 million from Won 39,889 million in 2014. We recorded a net income attributable to parent company of Won 250 million (US$207 thousand) in 2016 as compared to a net loss attributable to parent company of 16,965 million in 2015 and a net loss attributable to parent company of Won 20,907 million in 2014. Our gross profit margin increased to 41.6% in 2016 from 15.1% in 2015, which had been an increase from 14.3% in 2014. Our operating margin was 6.7% in 2016 due to an operating income of Won 3,423 million (US$2,843 thousand) in 2016 as compared to operating margins of negative 48.3% in 2015 and negative 29.7% in 2014.

The increase in revenues in 2016 was primarily due to: (i) increased subscription revenues from Ragnarok Online and Ragnarok Prequel in Taiwan and (ii) increased royalties and license fees from

Ragnarok Online in Thailand and Japan. The increase in revenues in 2016 was partially offset by decreased revenues from mobile applications for a third party and Ragnarok: Path of Heroes, a mobile game based on Ragnarok Online.

Our cost of revenues for 2016 decreased as compared to 2015 mainly due to decreased amortization of intangible assets. The decrease in cost of revenues in 2016 was partially offset by increased commission paid for game servicing in Taiwan. Our operating expenses for 2016 decreased as compared to 2015 mostly due to: (i) decreased research and development expenses and (ii) decreased impairment losses on intangible assets and goodwill. Our revenue trend will continue to be materially affected in the future by the popularity of online and mobile games introduced by our competitors.

Our corporate income tax rate in 2016 was 22%.

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

Online games—royalties and license fees

We license the right to develop, sell and distribute our games in various countries for a license fee and receive monthly royalties based on an agreed percentage of the licensees’ revenues from our games. For a table setting forth details of each license agreement of our principal product, Ragnarok Online, see ITEM 4.B. “BUSINESS OVERVIEW—OUR MARKETS—Overseas markets.”

The initial license fees are deferred and recognized ratably as revenue over the license period, which generally does not exceed three years. If license agreements are renewed upon expiration of their terms, we generally receive renewal license fees, which are deferred and recognized ratably over the new license period.

The guaranteed minimum royalty payments are recorded as deferred revenue and recognized as the royalties are earned. In addition, we receive a royalty payment based on a specified percentage of the licensees’ sales, including game item revenues. These royalties that exceed the guaranteed minimum royalty are recognized on a monthly basis, as the related revenues are earned by the licenses.

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

Mobile games and applications revenue

Mobile games and applications revenue consists of (i) revenues from micro-transactions in cases where we directly provide mobile games services to users, such as in Korea and Taiwan; (ii) license fees and/or guaranteed minimum royalty payments, and royalty revenues from our licensees to which we license the right to market and distribute our mobile games in overseas countries; (iii) contract prices, which are related to various development services and products provided by us to third parties, such as developing games embedded in mobile phones, mobile applications, and sound for mobile phones and appliances; (iv) revenues from mobile games operation service for third parties; and (v) revenues from third parties that license the Company’s original intellectual property to develop and distribute mobile games.

Micro transaction fees for in-game items are deferred when such in-game items are purchased by users and recognized ratably as revenues over the estimated game life cycle of the user. Such life cycle is calculated based on the weighted average game usage days of each game. License fees are deferred and recognized ratably as revenue over the license period. Royalty revenues are based on an agreed percentage of each of the licensees’ revenues based on the licensees’ sales from mobile games. Intellectual property royalty revenues from third parties including any guaranteed minimum amounts are recognized ratably as revenue over the terms of the license agreement. Contract prices are recognized when the products or services have been delivered or rendered and the customers can begin use in accordance with the contractual terms. Revenues from mobile games operation service are based on an agreed percentage of each of the licensors’ revenues based on the licensor’s sales from the mobile games the Company operates on their behalf and recognized on a monthly basis after the licensor confirms its revenues based on the licensor’s sales from the relevant mobile games during the month. Mobile application development service revenues are recognized by measuring progress-to-completion under the percentage-of-completion method. If we do not have a sufficient basis to measure progress towards completion, revenues are recognized when it receives final acceptance from the customer that the services have been completed.

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

The following table sets forth a breakdown of revenues by type of revenue and the percentage of total revenue for the periods indicated:

	Year Ended December 31,
Revenue Type	2014			2015			2016			2016(1)
	(In millions of Won and thousands of US$, except percentages)
Online games—subscription revenue	~~W~~	7,962	20.0%	~~W~~	6,521	18.3%	~~W~~	23,065	44.9%	US$	19,161
Online games—royalties and license fees		13,093	32.8		11,010	30.9		12,867	25.0		10,690
Mobile games and applications		15,055	37.7		15,078	42.3		12,041	23.4		10,003
Character merchandising, animation and other revenue		3,779	9.5		3,051	8.5		3,423	6.7		2,844

Total	~~W~~	39,889	100.0%	~~W~~	35,660	100.0%	~~W~~	51,396	100.0%	US$	42,698

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,203.73 to US$1.00, the noon buying rate in effect on December 30, 2016 as certified by the Federal Reserve Bank of New York for customs purposes.

Cost of revenues

Our cost of revenues consists principally of the following:

•	operational expenses, commissions paid, server depreciation expenses, server maintenance costs and related personnel costs, channeling service fees, outsourcing fees related to developing updates to games currently commercially offered and amortization of development-related costs as described in ITEM 5.A. “OPERATING RESULTS—CRITICAL ACCOUNTING POLICIES—Capitalized software development costs”;

•	royalty payments to the third parties that are developers of some of the games we offer as a service distributor based on license agreements; and

•	royalty payments to Mr. Myoung-Jin Lee for the right to use the storyline and characters from his “Ragnarok” cartoon series used in our games and other products based on Ragnarok. We paid Mr. Lee an initial license fee of Won 40 million and are required to pay royalties based on 1.0% or 1.5% of adjusted revenues (net of value-added taxes and certain other expenses) or 2.5%, 5% or 10% of net income generated from the use of the Ragnarok brand, depending on the type of revenues received from the operation or licensing of Ragnarok Online.

The cost of revenues from the payments to Mr. Myoung-Jin Lee was Won 403 million (US$335 thousand) for 2016 and Won 197 million for 2015. This agreement expires in January 2033.

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

Foreign currency effects

In 2016, 71.3% of our revenues were denominated in foreign currencies, primarily in NT dollar, Japanese Yen and U.S. dollar.

In most of the countries in which our games are distributed, the revenues generated by our overseas subsidiaries and licensees are denominated in local currencies, which include Japanese Yen, Euro, NT dollar, U.S. dollar, Thai Baht and Chinese Yuan. The revenues from those countries, other than the United States, Japan and European countries, are converted into the U.S. dollar for remittance of monthly royalty payments to us. Depreciation of these local currencies against the U.S. dollar will result in reduced monthly royalty payments in U.S. dollar terms, thereby having a negative impact on our net income.

Although we receive our monthly royalty revenues from our overseas licensees in foreign currencies, primarily in Japanese Yen and U.S. dollar, and other local currencies, such as Euro, NT dollar, Thai Baht and Chinese Yuan in our other principal markets, substantially all of our costs are denominated in Won. We receive monthly royalty payments from our overseas licensees based on an agreed percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. We generally receive these royalty payments 20 to 30 days after the end of each month unless delayed due to extraordinary circumstances. Appreciation or depreciation of the Won against these foreign currencies during this period will result in foreign currency losses or gains and affect our net income.

As of December 31, 2016, 2015 and 2014, we had no foreign currency forward contract outstanding. See ITEM 11. “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK—Foreign currency risk.”

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

We recognize revenue in accordance with U.S. GAAP, as set forth in Accounting Standards Codification (“ASC”) 605, Revenue Recognition and other related pronouncements.

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

Capitalized software development costs

We capitalize certain software development costs relating to online games that will be distributed through subscriptions or licenses. We account for software development costs in accordance with ASC 985, Costs of Software to be Sold, Leased, or Marketed. Software development costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in research and development expense. We establish technological feasibility of a product when closed beta testing has been completed and open best testing has started. Once a software product has reached technological feasibility, then all subsequent software development costs for that product are capitalized until the product is commercially launched. Technological feasibility is evaluated on a product by product basis, but typically occurs when the online game has a proven ability to operate on a multiplayer level for a large number of users. Technological feasibility of a product encompasses both technical design documentation and game design documentation.

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

We performed our annual impairment test for goodwill at our reporting unit using data as of December 31, 2014 and 2015. In performing the valuations, we used cash flows, which reflected management’s forecasts and discount rates which reflect the risks associated with the current market. Prior to performing the two-step impairment test for goodwill, we performed a qualitative assessment for the reporting unit.

In 2014, we decided not to recognize impairment loss for goodwill as the fair value of the business reporting unit was determined to be greater than its carrying amount.

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

In 2016, we did not perform the annual impairment test for goodwill since the carrying amount subject to the impairment test became nil.

Product technology, presented as an acquired intangible asset in balance sheets, represents product technology related to Dragonica which was recognized as a result of a business combination with Gravity Games in 2010 and illustrated images purchased from a third party in 2014. As of December 31, 2016, the carrying value of such product technology are nil and Won 2 million, respectively.

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

Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities, and the extent to which deferred tax assets can be realized. A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the business operates and the overall future industry outlook. In 2014, 2015 and 2016, we concluded that it was more likely than not that deferred tax assets of Gravity and its subsidiaries could not be realized in the near future based on our historical and projected net and taxable income. As a result, we recognized full allowance from deferred tax assets.

Segment Reporting

An operating segment is defined as a component of a company that engages in business activities for which discrete financial information is available and that is regularly reviewed by the company’s Chief Operating Decision Maker (the “CODM”) to make decisions about resources to be allocated to the segment and assess its performance. In accordance with ASC 280, Segment Reporting, we currently operate and manage our business as several operating and reportable segments.

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

Our CODM does not review any information regarding total assets on an operating segment basis, and accordingly, no disclosure is made with respect thereto. Information on the operating segments and reconciliations of total net revenues and total segment operating income to consolidated net revenues from external customers and consolidated operating income for the years ended December 31, 2014, 2015, and 2016 are presented in the table below.

	2014		2015		2016
	(In millions of Korean Won)
Segment net Revenues
Online games	~~W~~	22,153	~~W~~	18,147	~~W~~	36,354
Mobile games		15,649		15,350		14,003
Other		4,772		3,830		4,292
Elimination		(2,685)		(1,667)		(3,253)

Total	~~W~~	39,889	~~W~~	35,660	~~W~~	51,396

	2014		2015		2016
	(In millions of Korean Won)
Income from operations
Online games	~~W~~	(4,625)	~~W~~	(7,038)	~~W~~	11,157
Mobile games		(7,196)		(9,701)		(7,939)
Other		(386)		398		304
Elimination		378		(888)		(99)

Total	~~W~~	(11,829)	~~W~~	(17,229)	~~W~~	3,423

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers, as a new Topic, ASC Topic 606. The new revenue recognition standard relates to revenue from contracts with customers, which, along with amendments issued in 2015 and 2016, will supersede nearly all current U.S. GAAP guidance on this topic and eliminate industry-specific guidance. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The standard, as amended, will be effective for annual reporting periods (including interim reporting period within those periods) beginning after December 15, 2017. The standard provides for either full retrospective adoption or a modified retrospective adoption by which it is applied only to the most current period presented. We have not yet selected a transition method. We are in the initial stages of evaluating the impact of the new standard on our accounting policies, processes, and system requirements. While we are continuing to assess all potential impacts of this standard, we currently believe that the most significant impact relates to our accounting for the revenues from long-term contracts. The actual treatment required under the standard may vary based on the specific terms of the relevant contract and therefore, the amount of impact on our historical financial statements has not yet been determined.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, an amended standard, requiring us to classify all deferred tax assets and liabilities as non-current on the balance sheet instead of separating deferred taxes into current and non-current. The amended standard is effective for us beginning in the first quarter of 2017. The amended standard may be adopted on either a prospective or retrospective basis. We do not expect that the adoption of this standard will have a significant impact on our financial position or results of operations.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which revises the classification and measurement of investments in equity securities and the presentation of certain fair value changes in financial liabilities measured at fair value. This standard is effective beginning January 1, 2018 with early adoption permitted and we are evaluating whether we will elect to early adopt these provisions. We do not expect that the adoption of this standard will have a significant impact on our financial position or results of operations.

In February 2016, the FASB issued ASU No. 2016-02, Leases, replacing existing lease accounting guidance. The new standard introduces a lessee model that would require entities to recognize assets and liabilities for most leases, but recognize expenses on their income statements in a manner similar to current accounting. The ASU does not make fundamental changes to existing lessor accounting. However, it modifies what qualifies as a sales-type and direct financing lease and related accounting and aligns a number of the underlying principles with those of the new revenue standard, ASU No. 2014-09, such as evaluating how collectability should be considered and determining when profit can be recognized. The guidance eliminates existing real estate-specific provisions and requires expanded qualitative and quantitative disclosures. The standard requires modified retrospective transition by which it is applied at the beginning of the earliest comparative period presented in the year of adoption. This standard will be effective for annual reporting periods (including interim reporting period within those periods) beginning after December 15, 2018. We are currently assessing this ASU’s impact on our consolidated results of operations and financial condition.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments, which is intended to reduce diversity in practice in how certain cash receipts and payments are presented and classified in the statement of cash flows. The standard provides guidance in a number of situations including, among others, settlement of zero-coupon bonds, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and distributions received from equity method investees. The ASU also provides guidance for classifying cash receipts and payments that have aspects of more than one class of cash flows. For us, this ASU is effective January 1, 2018, with early adoption permitted. The standard requires application using a retrospective transition method. We do not expect this ASU to have a material impact on our consolidated statements of cash flows.

In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business, which narrows the existing definition of a business and provides a framework for evaluating whether a transaction should be accounted for as an acquisition (or disposal) of assets or a business. The ASU requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities (collectively, the set) is not a business. To be considered a business, the set would need to include an input and a substantive process that together significantly contribute to the ability to create outputs. The standard also narrows the definition of outputs. The definition of a business affects areas of accounting such as acquisitions, disposals and goodwill. Under the new guidance, fewer acquired sets are expected to be considered businesses. For us, this ASU is effective January 1, 2018 on a prospective basis with early adoption permitted. The impact on our financial statements will depend on the facts and circumstances of any specific future transactions.

RESULTS OF OPERATIONS: 2016 COMPARED TO 2015

The following table summarizes our results of operations for the periods indicated:

	Year Ended December 31,
	2015		2016		2016(1)		% Change
	(In millions of Won and thousands of US$, except percentages)
Revenues:
Online games—subscription revenue	~~W~~	6,521	~~W~~	23,065	US$	19,161	253.7%
Online games—royalties and license fees		11,010		12,867		10,690	16.9
Mobile games and applications		15,078		12,041		10,003	(20.1)
Character merchandising, animation and other revenue		3,051		3,423		2,844	12.2

Total net revenue		35,660		51,396		42,698	44.1
Cost of revenue		30,282		29,995		24,918	(0.9)

Gross profit		5,378		21,401		17,780	297.9
Gross profit margin(2)		15.1%		41.6%		41.6%
Operating expenses:
Selling, general and administrative expenses		11,481		16,000		13,294	39.4
Research and development		5,277		1,973		1,639	(62.6)
Impairment loss on intangible assets		5,849		5		4	(99.9)

Total operating expenses		22,607		17,978		14,937	(20.5)
Operating income(loss)		(17,229)		3,423		2,843	N/M
Operating profit margin(3)		(48.3)%		6.7%		6.7%
Other income (expenses):
Interest income		675		522		434	(22.7)
Interest expense		(4)		—		—	N/M
Foreign currency gain(loss), net		256		(529)		(439)	(306.6)
Others, net		624		3		2	(99.5)

Total net other income (expenses)		1,551		(4)		(3)	(100.3)
Income(loss) before income tax expenses		(15,678)		3,419		2,840	N/M
Income tax expenses		1,351		3,240		2,692	139.8

Net income(loss)		(17,029)		179		148	N/M
Net income(loss) attributable to:
Non-controlling interest(4)		(64)		(71)		(59)	10.9

Parent company	~~W~~	(16,965)	~~W~~	250	US$	207	N/M

Other comprehensive income (loss)
Foreign currency translation adjustment		(827)		(77)		(64)	(90.7)
Comprehensive income(loss)		(17,856)		102		84	N/M

Comprehensive income(loss) attributable to:
Non-controlling interest(4)		(64)		(71)		(59)	10.9

Parent company	~~W~~	(17,792)	~~W~~	173	US$	143	N/M

N/M = not meaningful

Notes:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,203.73 to US$1.00, the noon buying rate in effect on December 30, 2016 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)	Gross profit margin for each period is calculated by dividing gross profit by total net revenue for each period.

(3)	Operating profit margin for each period is calculated by dividing operating income(loss) by total net revenue for each period.

(4)	Represents the non-controlling interest in NeoCyon, a 96.1%-held subsidiary acquired in December 2005, and Gravity Games, a subsidiary acquired in October 2010, in which our initial ownership was 50.8% and which increased to 85.5% in August 2013.

Revenues

Our total revenues increased by 44.1% to Won 51,396 million (US$42,698 thousand) in 2016 from Won 35,660 million in 2015, primarily due to:

•	a 253.7% increase in subscription revenue to Won 23,065 million (US$19,161 thousand) in 2016 from Won 6,521 million in 2015, which was due mainly to increased revenues from Ragnarok Online and Ragnarok Prequel in Taiwan. We began to directly offer Ragnarok Online in Taiwan since June 2016 after our distribution agreement with a local publisher was terminated, and we commercially launched Ragnarok Prequel in Taiwan in July 2016;

•	a 16.9% increase in royalties and license fees to Won 12,867 million (US$10,690 thousand) in 2016 from Won 11,010 million in 2015, which was mainly due to increased revenues from Ragnarok Online in Thailand and Japan and the strengthening of the Japanese Yen by approximately 13.4% against the Korean Won from 2015 to 2016. Ragnarok Online was relaunched in Thailand by a local licensee in July 2016; and

•	a 12.2% increase in character merchandizing, animation and other revenue to Won 3,423 million (US$2,844 thousand) in 2016 from Won 3,051 million in 2015, which was mainly attributable to increased revenues from NeoCyon’s Web site development and operation services for third parties.

Such increases were partially offset by:

•	a 20.1% decrease in mobile games and applications revenue to Won 12,041 million (US$10,003 thousand) in 2016 from Won 15,078 million in 2015, which was mainly driven by revenues from mobile applications provided to third party enterprises and Ragnarok: Path of Heroes.

Cost of revenues

Our cost of revenues decreased by 0.9% to Won 29,995 million (US$24,918 thousand) in 2016 from Won 30,282 million in 2015, primarily due to:

•	a 99.6% decrease in amortization expenses of intangible assets to Won 17 million (US$14 thousand) in 2016 from Won 3,948 million in 2015, which was mostly related to amortization of capitalized research and development cost of Ragnarok Online II, which was amortized and fully impaired in December 2015.

Such decreases were partially offset by:

•	a 30.2% increase in commissions paid to Won 11,847 million (US$9,842 thousand) in 2016 from Won 9,099 million in 2015, which primarily resulted from expenses of operating our game service in Taiwan. Such expenses included royalty payments to a third party developer and game channeling service fees.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 297.9% to Won 21,401 million (US$17,780 thousand) in 2016 from Won 5,378 million in 2015. Our gross profit margin increased to 41.6% in 2016 from 15.1% in 2015.

Operating expenses

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 39.4% to Won 16,000 million (US$13,294 thousand) in 2016 from Won 11,481 million in 2015, primarily due to:

•	a 102.7% increase in commissions paid to Won 5,955 million (US$4,947 thousand) in 2016 from Won 2,938 million in 2015, which was mostly related to payment of gateway fees for our game service in Taiwan;

•	a 13.8% increase in salaries to Won 4,650 million (US$3,863 thousand) in 2016 from Won 4,086 million in 2015, primarily resulting from an increase in number of employees and bonus payments for our employees; and

•	a 28.1% increase in advertising expenses to Won 2,411 million (US$2,003) in 2016 from Won 1,882 million in 2015, mostly attributable to our relaunching of Ragnarok Online and commercial launching of Ragnarok Prequel in Taiwan.

Research and development expenses. Our research and development expenses decreased by 62.6% to Won 1,973 million (US$1,639 thousand) in 2016 from Won 5,277 million in 2015, mainly due to decreases in development expenses for mobile games.

Impairment loss on intangible assets. We had Won 5 million (US$4 thousand) in impairment loss on intangible assets in 2016, compared to impairment loss on intangible assets of Won 5,849 million in 2015, which mostly consisted of impairment loss for capitalized research and development cost of Ragnarok Online II and goodwill of Neocyon in 2015.

Operating income and operating profit margin

As a result of the cumulative effects of the reasons stated above, we recorded an operating income of Won 3,423 million (US$2,843 thousand) in 2016, compared to operating loss of Won 17,229 million in 2015, and our operating profit margin was 6.7% in 2016.

Net other income (expenses)

We recorded net other expenses of Won 4 million (US$3 thousand) in 2016, compared to net other income of Won 1,551 million in 2015. Such change was primarily due to other income related to the liquidation of Gravity Middle East & Africa FZ LLC in 2015, which did not arise in 2016, and increased foreign currency expenses resulting from the appreciation of the Korean Won against the U.S. dollar during 2016.

Income tax expenses

We recorded an income tax expense of Won 3,240 million (US$2,692 thousand) in 2016, compared to an income tax expense of Won 1,351 million in 2015. The increase was mainly due to an increase of foreign withholding tax for overseas subscription revenues. In assessing the reliability of deferred tax assets, we considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. In 2015 and 2016, we recorded a full valuation allowance on net deferred tax assets of Gravity and its subsidiaries, as we determined that it was more likely than not that such net deferred tax assets would not be realizable in the near future. However, it is possible that these income tax expenses could be treated as income tax benefit if any taxable income becomes realizable in the future.

Non-controlling interest

Non-controlling interest represents the net loss from NeoCyon, our 96.1%-held subsidiary and Gravity Games, our 85.5%-held subsidiary, attributable to third-party minority interest holders. We acquired 96.1% of the voting equity of NeoCyon in 2005. We acquired 50.8% of the voting equity of Gravity Games in 2010 and increased our ownership in Gravity Games to 85.5% in August 2013.

Net income(loss) attributable to parent company

As a result of the foregoing, we recorded net income attributable to parent company of Won 250 million (US$207 thousand) in 2016 compared to net loss attributable to parent company of Won 16,965 million in 2015.

Segment Results

Our net revenue from online game operations, prior to adjusting for inter-segment transactions, was Won 36,354 million (US$30,201 thousand) in 2016, which was a 100.3% increase from Won 18,147 million in 2015. Such increase primarily resulted from (i) increased subscription revenues from Ragnarok Online and Ragnarok Prequel in Taiwan and (ii) increased royalties and license fees from Ragnarok Online in Thailand and Japan. Our net revenue from mobile game operations was Won 14,003 million (US$11,633 thousand) in 2016, which was an 8.8% decrease from Won 15,350 million in 2015. This was mainly due to decreased revenues from mobile applications for third parties and Ragnarok: Path of Heroes.

Prior to adjusting for inter-segment transactions, we recorded an operating income of Won 11,157 million (US$9,269 thousand) from online game operations in 2016, compared to an operating loss of Won 7,038 million in 2015, resulting mainly from increased revenues from Ragnarok Online in Taiwan, Thailand and Japan. Also, our operating loss from mobile game operations was Won 7,939 million (US$6,595 thousand) in 2016, which was a decrease of 18.2% from Won 9,701 million in 2015, mainly due to a decrease in research and development expenses and advertising expenses.

RESULTS OF OPERATIONS: 2015 COMPARED TO 2014

The following table summarizes our results of operations for the periods indicated:

	Year Ended December 31,
	2014		2015		% Change
	(In millions of Won, except percentages)
Revenues:
Online games—subscription revenue	~~W~~	7,962	~~W~~	6,521	(18.1)%
Online games—royalties and license fees		13,093		11,010	(15.9)
Mobile games and applications		15,055		15,078	0.2
Character merchandising, animation and other revenue		3,779		3,051	(19.3)

Total net revenue		39,889		35,660	(10.6)
Cost of revenue		34,188		30,282	(11.4)

Gross profit		5,701		5,378	(5.7)
Gross profit margin(1)		14.3%		15.1%
Operating expenses:
Selling, general and administrative expenses		12,682		11,481	(9.5)
Research and development		4,847		5,277	8.9
Impairment loss on intangible assets		1		5,849	N/M

Total operating expenses		17,530		22,607	29.0
Operating loss		(11,829)		(17,229)	45.7
Operating profit margin(2)		(29.7)%		(48.3)%
Other income (expenses):
Interest income		1,137		675	(40.6)
Interest expense		(11)		(4)	(63.6)
Foreign currency gain (loss), net		(152)		256	(268.4)
Gain on liquidation of a foreign subsidiary		—		624	N/M
Others, net		3		—	N/M

Total net other income		977		1,551	58.8
Loss before income tax expenses		(10,852)		(15,678)	44.5
Income tax expenses		10,147		1,351	(86.7)
Net loss		(20,999)		(17,029)	(18.9)
Net loss attributable to:
Non-controlling interest(3)		(92)		(64)	(30.4)

Parent company	~~W~~	(20,907)	~~W~~	~~(~~16,965)	(18.9)

Other comprehensive loss
Foreign currency translation adjustment		(153)		(827)	440.5
Comprehensive loss		(21,152)		(17,856)	(15.6)

Comprehensive loss attributable to:
Non-controlling interest(3)		(92)		(64)	(30.4)

Parent company	~~W~~	(21,060)	~~W~~	(17,792)	(15.5)%

N/M = not meaningful

Notes:

(1)	Gross profit margin for each period is calculated by dividing gross profit by total net revenue for each period.

(2)	Operating profit margin for each period is calculated by dividing operating loss by total net revenue for each period.

(3)	Represents the non-controlling interest in NeoCyon, a 96.1%-held subsidiary acquired in December 2005, and Gravity Games, a subsidiary acquired in October 2010, in which our initial ownership was 50.8% and which increased to 85.5% in August 2013.

Revenues

Our total revenues decreased by 10.6% to Won 35,660 million in 2015 from Won 39,889 million in 2014, primarily due to:

•	a 15.9% decrease in royalties and license fees to Won 11,010 million in 2015 from Won 13,093 million in 2014, which was due mainly to decreased revenues from Ragnarok Online in Japan resulting from increasing competition and decreasing Ragnarok Online game users due to the relative maturity of such game, and the strengthening of the Korean Won by approximately 5.3% against the Japanese Yen from 2014 to 2015;

•	a 18.1% decrease in subscription revenue to Won 6,521 million in 2015 from Won 7,962 million in 2014, resulting primarily from decreased revenues from Ragnarok Online II in the United States/Canada and Taiwan resulting from increased competition and weak demand for the game, though such decrease was partially offset by an increase in revenues from Ragnarok Online in Korea; and

•	a 19.3% decrease in character merchandising, animation and other revenue to Won 3,051 million in 2015 from Won 3,779 million in 2014, which was mainly attributable to decreased revenues from NeoCyon’s Web site development and operation services for third parties.

Such decreases were partially offset by:

•	a 0.2% increase in mobile games and applications revenue to Won 15,078 million in 2015 from Won 15,055 million in 2014, which was mainly driven by revenue from mobile applications provided to third party enterprises.

Cost of revenues

Our cost of revenues decreased by 11.4% to Won 30,282 million in 2015 from Won 34,188 million in 2014, primarily due to:

•	a 10.7% decrease in salaries to Won 10,163 million in 2015 from Won 11,378 million in 2014 primarily resulting from a decrease in the number of employees;

•	a 60.8% decrease in depreciation expenses to Won 484 million in 2015 from Won 1,234 million in 2014, which was mostly related to the completed depreciation of the MS software license for game servers; and

•	a 20.5% decrease in outsourcing fees to Won 2,731 million in 2015 from Won 3,435 million in 2014 primarily resulting from a decrease in outsourcing fees for NeoCyon’s Web site development and operation service for third parties.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit decreased by 5.7% to Won 5,378 million in 2015 from Won 5,701 million in 2014. Our gross profit margin increased to 15.1 % in 2015 from 14.3% in 2014.

Operating expenses

Selling, general and administrative expenses.    Our selling, general and administrative expenses decreased by 9.5% to Won 11,481 million in 2015 from Won 12,682 million in 2014, primarily due to:

•	a 13.7% decrease in salaries to Won 4,086 million in 2015 from Won 4,735 million in 2014 mostly attributable to a decrease in salaries as a result of a decrease in the number of employees; and

•	a 6.8% decrease in commission paid to Won 2,938 million in 2015 from Won 3,152 million in 2014 mostly attributable to a decrease in the registration fee of a trademark.

Research and development expenses.    Our research and development expenses increased by 8.9% to Won 5,277 million in 2015 from Won 4,847 million in 2014 mainly due to increases in development expenses for mobile games.

Impairment loss on intangible assets.    We had Won 5,849 million in impairment losses on intangible assets in 2015, which mostly consisted of impairment losses for capitalized research and development cost of Ragnarok Online II and goodwill of NeoCyon, compared to impairment losses on intangible assets of Won 1 million in 2014.

Refund of initial payments received.    The Ragnarok Online II license agreement in Japan with GungHo was terminated on February 12, 2016. As part of the termination, US$5,000 thousand in initial payments received from GungHo will be refunded in four equal payments by the end of December 2017.

Operating loss and operating profit margin

As a result of the cumulative effects of the reasons stated above, we recorded an operating loss of Won 17,229 million in 2015, compared to an operating loss of Won 11,829 million in 2014, and our operating profit margin was negative 48.3% in 2015.

Net other income

Our net other income increased by 58.8% to Won 1,551 million in 2015 from Won 977 million in 2014 primarily due to other income related to the liquidation of Gravity Middle East & Africa FZ LLC in 2015. As a result of the liquidation, the entire accumulated other comprehensive income balance of Won 624 million relating to Gravity Middle East & Africa FZ LLC was reclassified to other income.

Income tax expenses

We recorded an income tax expense of Won 1,351 million in 2015, compared to an income tax expense of Won 10,147 million in 2014 primarily due to recognizing the full valuation on allowances from deferred tax assets of Gravity and NeoCyon in 2014. In assessing the realizability of deferred tax assets, we considered whether it was more likely than not some portion or all of the deferred tax assets would not be realized. In 2014, we recorded a full valuation allowance on deferred tax assets of Gravity and NeoCyon, as we determined that it was more likely than not that none of the deferred tax assets were realizable in the near future.

Non-controlling interest

Non-controlling interest represents the net loss from NeoCyon, our 96.1%-held subsidiary and Gravity Games, our 85.5%-held subsidiary, attributable to third-party minority interest holders. We acquired 96.1% of the voting equity of NeoCyon in 2005. We acquired 50.8% of the voting equity of Gravity Games in 2010 and increased our ownership in Gravity Games to 85.5% in August 2013.

Net loss attributable to parent company

As a result of the foregoing, we recorded a net loss attributable to parent company of Won 16,965 million in 2015 compared to a net loss attributable to parent company of Won 20,907 million in 2014.

Segment Results

Our net revenue from online game operations, prior to adjusting for inter-segment transactions, was Won 18,147 million in 2015, which was a 18.1% decrease from Won 22,153 million in 2014. Such decrease was primarily due to (i) decreased revenues from Ragnarok Online in Japan and the strengthening of the Korean Won by approximately 5.3% against the Japanese Yen from 2014 to 2015 and (ii) decreased revenues from Ragnarok Online II in the United States/Canada and Taiwan. Our net revenue from mobile game operations was Won 15,350 million in 2015, which was a 1.9% decrease from Won 15,649 million in 2014, mostly related to a decline in revenues from mobile games released in previous years.

Prior to adjusting for inter-segment transactions, we recorded an operating loss of Won 7,038 million from online game operations in 2015, which was an increase of 52.2% from Won 4,625 million in 2014, resulting mainly from an impairment loss for capitalized research and development cost of Ragnarok

Online II. Also, our operating loss from mobile game operations was Won 9,701 million, which was an increase of 34.8% from Won 7,196 million in 2014, mainly due to an increase in advertising expenses and research and development expenses.

ITEM 5.B.	LIQUIDITY AND CAPITAL RESOURCES

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2014		2015		2016		2016(1)
	(In millions of Won and thousands of US$)
Cash and cash equivalents at beginning of period	~~W~~	31,222	~~W~~	28,382	~~W~~	24,909	US$	20,693

Net cash provided by (used in) operating activities		(6,147)		(5,978)		2,428		2,017
Net cash used in investing activities		3,483		2,595		(10,667)		(8,861)
Net cash used in financing activities		(144)		(117)		(5)		(5)
Effect of exchange rate changes on cash and cash equivalents		(32)		27		55		46

Net decrease in cash and cash equivalents		(2,840)		(3,473)		(8,189)		(6,803)

Cash and cash equivalents at end of period	~~W~~	28,382	~~W~~	24,909	~~W~~	16,720	US$	13,890

Note:

(1)	For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,203.73 to US$1.00, the noon buying rate in effect on December 30, 2016 as certified by the Federal Reserve Bank of New York for customs purposes.

Prior to the commercial launch of Ragnarok Online in August 2002, our principal sources of liquidity were cash from equity financing and incurrence of debt. Following the commercial launch of Ragnarok Online, our principal sources of liquidity have been cash flows from our operating activities and the proceeds from our initial public offering of ADSs in February 2005. As of December 31, 2016, we had approximately Won 16,720 million (US$13,890 thousand) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and time deposits with a maturity of three months or less at the time of purchase. Net cash used in investing activities has consisted primarily of increase in short-term financial instruments and also purchase of properties and equipment. Our net property and equipment decreased from Won 882 million as of December 31, 2015 to Won 593 million (US$493 thousand) as of December 31, 2016 mainly due to the depreciation of property and equipment totaling Won 471 million (US$391 thousand). This decrease is partially offset by purchase of property and equipment amounting to Won 178 million (US$148 thousand).

Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We deposit our cash in demand deposits, short-term financial instruments, which primarily consist of time deposits with maturity of one year or less, and money market funds with a rolling maturity of 90 days or less. Our short-term financial instruments decreased from Won 14,500 million as of December 31, 2014 to Won 11,500 million as of December 31, 2015 and increased to Won 22,000 million (US$18,277 thousand) as of December 31, 2016. The decrease in our short-term financial instruments in 2015 primarily resulted from use of proceeds from such financial instruments in connection with working capital requirements and other expenses. And the increase in our short-term financial instruments in 2016 primarily resulted from the conversion of cash and cash equivalents into short-term financial instruments.

We generate cash primarily through royalties and license fees, and subscription revenues from our online games as well as revenues from mobile games and applications in various countries as described in ITEM 5.A. “OPERATING RESULTS—OVERVIEW—Revenues.” The level of popularity of our games in the marketplace is a key factor in how much cash we can generate. Most of our cash disbursements relate to internal costs such as salaries and other overhead costs for game servicing, other selling, general and administrative activities, and R&D activities.

Cash flows from operating activities.    Net cash provided by our operating activities in 2016 was Won 2,428 million (US$2,017 thousand), compared to Won 5,978 million of net cash used in our operating activities in 2015. Such change was primarily due to net income as a result of operating activities in 2016, compared to net loss in 2015. The decrease in net cash used in our operating activities in 2015 as compared to 2014 was primarily the result of decreased loss from actual operating activities, which excludes expenses not involving actual cash outflow.

Cash flows from investing activities.    Net cash used in our investing activities in 2016 was Won 10,667 million (US$8,861 thousand), compared to Won 2,595 million of net cash provided by our investing activities in 2015. Such change primarily reflected Won 10,500 million (US$8,723 thousand) of net increase of short-term financial instruments. The decrease in net cash provided by investing activities in 2015 as compared to 2014 reflected Won 3,000 million of net decrease of short-term financial instruments, compared to a net decrease of Won 3,505 million of short-term financial instruments in 2014.

Cash flows from financing activities.    The decrease in net cash used in our financing activities in 2016 as compared to 2015 reflected repayments of borrowings of Won 5 million (US$5 thousand), compared to repayment of borrowing of Won 117 million in 2015. The decrease in net cash used in our financing activities in 2015, as compared to 2014, reflected repayments of borrowings of Won 117 million, compared to repayments of borrowing of Won 144 million in 2014.

Capital resources

As our overseas operations are conducted primarily through our local branch, our subsidiaries and our overseas licensees, our ability to finance our operations and any debt that we or our subsidiaries may incur depends, in part, on the payment of royalties and other fees by our overseas licensees and, to a lesser extent, the flow of dividends from our subsidiaries.

As of December 31, 2016, our primary source of liquidity was Won 16,720 million (US$13,890 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities will be sufficient to meet our capital needs through at least the first quarter of 2018. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations.

We expect to have capital expenditure requirements for the ongoing expansion into other markets, including expenditures for expanding and upgrading our existing server equipment continuously, for developing new games internally, for acquiring and publishing third party games, or for investing in enhancing our technological, marketing, distributing and servicing capabilities. We believe that our internal cash flow from operations, together with our proceeds from our initial public offering in February 2005, will be sufficient to satisfy our working capital requirements through at least the first quarter of 2018, including our new game development expenditures.

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

Our research and development expenditures were Won 4,847 million, Won 5,277 million and Won 1,973 million (US$1,639 thousand) in 2014, 2015 and 2016, respectively. Our research and development expenses decreased in 2016 mainly due to a decrease in development expenses for mobile games. Our research and development expenses increased in 2015 mainly due to an increase in development expenses for mobile games.

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

ITEM 5.F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our contractual cash obligations due by period as of December 31, 2016:

	Payments Due by Period
	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
	(In millions of Won)
Operating lease obligations	~~W~~	3,868	~~W~~	1,896	~~W~~	1,972	~~W~~	—	~~W~~	—
Purchase obligations		950		950		—		—		—
Accrued severance benefits		104		104		—		—		—

Total	~~W~~	4,922	~~W~~	2,950	~~W~~	1,972	~~W~~	—	~~W~~	—

Long-term debt obligations.    We have financed our operations primarily through cash flows from operations as well as proceeds from our initial public offering of ADSs in February 2005. Therefore, there are currently no long-term debt obligations.

Operating lease obligations.    With respect to our operating lease obligations, the lease payments due by December 31, 2017 are Won 1,572 million, Won 165 million, Won 44 million, Won 109 million and Won 6 million for our principal offices in Seoul, offices for our subsidiary in the United States, a local branch office and rental servers in Taiwan and company vehicle, respectively. The lease terms expire in December 2018, August 2019, October 2017, March 2019 and August 2020, respectively. The renewal terms in all of the leases are subject to market conditions.

Purchase Obligations.    In September 2010, we entered into an agreement with Shanghai Nineyou Interactive Community and Media Co., Ltd., and its two affiliates, Shanghai Nineshine Information Technology Co., Ltd. and HitNorth International Limited, to publish Weapons of the Gods, a game being developed by HitNorth International Limited. As of December 31, 2016, we are to pay the remaining license fee in installments based on the progress of the development of the game. In September 2016, we entered into an agreement with Amazing Inc. to obtain rights to develop localized versions of Venus Eleven Vivid!, which is a mobile game owned by Amazing Inc., and to publish such games in Taiwan, Hong Kong, Macau and Korea. As of December 2016, we are to pay the remaining minimum guarantee in installments based on the launching of such games.

Uncertain tax position.    We assessed uncertain tax positions and measured unrecognized tax benefits for open tax years in accordance with ASC 740, Income Taxes. Our policy is that we recognize interest expenses and penalties related to income tax matters as a component of income tax expense. Accordingly, we assess our income tax positions and records tax benefits for all years subject to examinations based upon the evaluation of the facts, circumstances and information available at that reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, we record the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. If we do not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized. Based on the approach above, we assessed the uncertain tax positions and did not record any unrecognized tax benefits as we believe that it is more likely than not that there will not be any unrecognized tax benefits.

Accrued severance benefits.    Employees and executive officers with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with us based on the length of service and their rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of ASC 715, Compensation—Retirement Benefits. As severance benefits have no specific maturities, they are not allocated to the table that sets forth a summary of our contractual cash obligations due by period as of December 31, 2016.

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

The following table sets forth certain information relating to our directors and executive officers as of April 21, 2017. The business address of all of our directors and executive officers is our registered office at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea.

Name	Age	Position
Hyun Chul Park	44	Chief Executive Officer and Executive Director
Yoshinori Kitamura	49	Chairman of the Board of Directors and Chief Operating Officer
Heung Gon Kim	51	Chief Financial Officer
Kazuki Morishita	43	Executive Director
Kazuya Sakai	52	Executive Director
Jong Gyu Hwang	47	Independent Director
Doo Hyun Ryu	56	Independent Director
Jung Yoo	56	Independent Director

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

Kazuya Sakai has served as our Executive Director since March 2009. Mr. Sakai has also served as Chief Financial Officer and Director since April 2004 and March 2005, respectively, and was the Investor Relations Officer of GungHo Online Entertainment, Inc., from July 2011 to April 2014. He has served as Director of Games Art Co., Ltd. and GungHo Gamania Co., Ltd. since March 2017 and December 2015, respectively. He has also been an Auditor of Acquire Corp. from October 2011 to July 2015 and a Director of Acquire Corp since July 2015. He has served as a Director at PlayPhone, Inc. since August 2015, and was a Director of Gravity Entertainment from March 2008 to March 2011. Mr. Sakai has been a director of GungHo Online Entertainment America, Inc., Grasshopper Manufacture, Inc. and GungHo Online Entertainment Asia Pacific PTE. Ltd. since March 2012, February 2013 and September 2014, respectively. Mr. Sakai was a Director of GGF B.V. from October 2013 to September 2014. Also, he was Chief Executive Officer of Capri, Inc. from October 2008 to December 2009. Mr. Sakai was a Director of GungHo Works, Inc. from October 2007 to December 2009 and a Director of Overdriver Game Technologies Ltd. from June 2012 to August 2013. Mr. Sakai was a Director of GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008 and Chief Executive Officer in October 2008 to its liquidation in October 2008. He was Chief Executive Officer of GungHo Asset Management, Inc. from January 2007 to October 2008. Mr. Sakai served as a general manager of Administration Division, Director and Chief Executive Officer of Expression Tools, Inc. from January 1993 to March 1996, from April 1996 to April 2000, and from April 2000 to November 2003, respectively. He worked at The Kyushu Sogo Bank, Ltd., the current name of which is The Shinwa Bank, Ltd., from April 1987 to December 1992. Mr. Sakai graduated from Kyushu Sangyo University with a bachelor’s degree in Commercial Science.

Jong Gyu Hwang has served as our Independent Director since June 2009. Mr. Hwang has served as a Director and Chief Operating Officer at Munkyung Monorail Co., Ltd., a wholly-owned subsidiary of Korea Monorail Co., Ltd., since 2007. Mr. Hwang has served as a Director since 2009 and was a Director from 2006 to 2007 of Korea Monorail Co., Ltd. Also, he has been a Director of Korea Urban Railway Association since 2014, and served as Co-Chief Executive Officer at Samcheok Monorail from 2014 to 2016. Mr. Hwang served as Compliance Auditor at E-Frontier, Inc. from 2000 to 2014, and at Korea

Urban Railway Association from 2009 to 2013, respectively. He worked as an attorney at the Attorney General’s Office in Massachusetts in the United States in 2005. He was also an investigation officer of Special Investigation Department at Seoul Central District Prosecutors’ Office of the Ministry of Justice of Korea from 1995 to 2000 and worked at the Korean Residents Union in Japan from 1994 to 1995. Mr. Hwang received an LL.B. degree from Tokyo University and an M.P.A. degree from Kennedy School of Government at Harvard University. Mr. Hwang also received an LL.M. degree from Boston University School of Law. Mr. Hwang is a member of the New York State Bar Association.

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

Jung Yoo has served as our Independent Director since March 2011. Mr. Yoo has been a Director at Merry Year International since October 2014, a Representative Partner of Samhasa GP since June 2007 and a member of the Board of Trustees of Euidang Foundation since August 2007. He was an Advisor of TCAD International, Inc. from March 2008 to March 2010 and an Independent Director of NHN Japan Corporation from September 2004 to April 2006. Mr. Yoo was a Managing Director of PCCW Japan Ltd., from June 2000 to March 2007. He was a Partner of Pacific Cyber-Venture Co., Ltd. from June 2000 to August 2002 and a Director of Techno-Venture Co., Ltd. from June 2000 to August 2002. Mr. Yoo worked at Credit Suisse Trust and Banking Co., Ltd. from August 1998 to March 2000, Bain & Company Japan, Inc. from August 1996 to May 1998 and SK Securities Co., Ltd. from September 1991 to November 1994. Mr. Yoo received a B.A. degree in East Asian Languages and Cultures from University of Southern California, an M.A. degree in Commerce from Waseda University and an MBA degree from INSEAD.

ITEM 6.B.	COMPENSATION

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2016, the aggregate amount of compensation paid by us to all directors and executive officers was Won 579 million (US$481 thousand). At our general meeting of shareholders held on March 30, 2017, our shareholders approved an aggregate amount of up to Won 1,400 million (US$1,163 thousand) as compensation for our directors for 2017.

None of our directors or executive officers are compensated by any third party for their respective services rendered to us as required to be disclosed pursuant to NASDAQ Rule 5250(b)(3).

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

Audit committee

Our audit committee was established in December 2004. The audit committee currently consists of the following directors: Doo Hyun Ryu, Jong Gyu Hwang, and Jung Yoo. All of the audit committee members are independent directors within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence as set forth in Rule 10A-3(b)(1) of the Exchange Act. All of our independent directors are financially literate and have accounting or related financial management expertise. Our Board of Directors has determined that Jong Gyu Hwang is an “audit committee financial expert,” as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act. The audit committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. Under the Korean Commercial Code, if a company establishes an audit committee, such company is not permitted to have a statutory auditor. The committee is currently chaired by Doo Hyun Ryu.

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

As of December 31, 2016, we, not including our subsidiaries, had 185 full-time employees, 170 located in Korea and 15 located in Taiwan. The total number of employees decreased over the course of 2016 mainly due to the discontinuation of services for some games and headcount assessments conducted as a result of weak business performance. The following table sets forth the number of our employees by department as of the dates indicated:

	December 31,
	2014	2015	2016
Senior management	8	8	8
Finance	13	12	14
Marketing	33	32	48
Game development and support	174	163	115

Total	228	215	185

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

In addition, as of December 31, 2016, our subsidiaries had the number of employees as set forth in the following table:

	December 31,
	2014		2015		2016
Gravity Interactive, Inc.(1)	29	{3}	27	{3}	27	{3}
NeoCyon, Inc.(1)	168	{9}	168	{9}	140	{9}
Gravity Games Corporation(1)	1	{1}	1	{1}	1	{1}
Gravity Entertainment Corporation	—		—		—

Total	198		196		168

Note:

(1)	The number in {} is the number of employees (who are included in the total number) seconded from us.

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

Under the severance payment plan that we have established in accordance with the Employee Retirement Benefit Security Act, employees with more than one year of service with us are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by the number of continuous years of employment. As of December 31, 2016, we provided Won 104 million (US$86 thousand) to 84 employees as severance payment, being 100% of our severance liability as of such date.

Pursuant to the Korean National Pension Law, we are required to pay 4.5% of each employee’s standard monthly income to the National Pension Corporation. Our employees are also required to pay 4.5% of their standard monthly income to the National Pension Corporation each month. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. Our employees can receive pension payments upon making a claim when they reach a certain age or lose all or part of their income due to disability, such as by receiving age pension payments when they reach the age of 60 after being registered for the national pension plan for at least 10 years and disability pension payments when a disease or illness acquired during the time they were registered for the national pension plan leaves a disability even after the disease or illness that originally caused the disability is cured. The total amount of contributions we, including our subsidiaries in Korea, made to the National Pension Corporation in 2014, 2015 and 2016 was Won 1,336 million, Won 1,229 million and Won 1,100 million (US$914 thousand), respectively.

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

Each stock option confers the right to the grantee to purchase one share of our common stock at the exercise price. On December 24, 2004, our shareholders approved the implementation of our employee stock option plan and the granting of stock options under this plan to our directors, officers and employees. All the stock options granted on December 24, 2004 have expired. There are no stock options exercisable as of December 31, 2016.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.	MAJOR SHAREHOLDERS

The table below sets forth information known to us with respect to the beneficial ownership of our common shares as of March 31, 2017, by each person known to us to own beneficially 5% or more of our common shares based on 6,948,900 common shares outstanding. None of our common shares entitles the holder to any preferential voting rights. Beneficial ownership is determined in accordance with the Exchange Act and the rules and regulations promulgated thereunder and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities.

Name	Number of Shares Beneficially Owned	Percentage Beneficially Owned
GungHo Online Entertainment, Inc.	4,121,737	59.3%

To the best of our knowledge, as of December 31, 2016, approximately 47.1% of our common shares were held in the United States (in the form of ADSs). Also to the best of our knowledge, we had approximately 1,108 beneficial holders of our shares (in the form of ADSs) in the United States as of December 31, 2016.

ITEM 7.B.	RELATED PARTY TRANSACTIONS

As further disclosed in Note 16 of notes to our consolidated financial statements included elsewhere in this Annual Report, we engage in transactions with our related parties, including our largest shareholder, from time to time, involving the sale of our products to, and the purchase of products and services from, such related parties.

Relationship with GungHo Online Entertainment, Inc.

On April 1, 2008, GungHo acquired 3,640,619 shares of our common stock, which was approximately 52.4% of our total shares. On June 23, 2008 and June 24, 2008, GungHo acquired our ADSs representing 450,554.25 and 30,565.25 shares of the Company, respectively. As of April 21, 2017, GungHo beneficially owns approximately 4,121,737 shares of the Company’s common stock, constituting approximately 59.3% of the total issued and outstanding common shares. See ITEM 3.D. “Risk Factors—RISKS RELATING TO OUR COMPANY STRUCTURE—GungHo, the publisher of our games in Japan, our principal market in terms of revenues, is our majority shareholder, which gives them control of our board of directors.”

In July 2002, we entered into an agreement with GungHo, formerly known as OnSale, Inc., for the service and distribution of Ragnarok Online in Japan, which was renewed in September 2004, August 2006, September 2009, September 2012 and September 2015.

In December 2005, we entered into a software licensing agreement with GungHo for the right to publish and distribute Emil Chronicle Online worldwide, except for Japan, which was renewed in August 2010, August 2011, August 2012, August 2013, August 2014, August 2015 and August 2016.

In September 2006, we entered into a license and distribution agreement with GungHo for Ragnarok Online II in Japan, under which we received US$5,000 thousand from GungHo as license fees until the agreement was terminated in February 2016. We agreed to refund the US$5,000 thousand in initial payments received from GungHo in four equal payments by the end of December 2017, of which US$2,500 thousand has been refunded to GungHo as of April 21, 2017.

In August 2012, we entered into a co-development agreement with GungHo to develop Ragnarok Odyssey Ace for the PlayStation Vita platform, which was amended in January 2013, June 2013 and February 2017.

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

American Depositary Shares

Following our initial public offering on February 8, 2005, the ADSs were issued by The Bank of New York Mellon, formerly known as The Bank of New York, as depositary and were listed on the NASDAQ Stock Market’s the NASDAQ Global Market, formerly the NASDAQ National Market, under the symbol “GRVY”. The ADSs were transferred to the NASDAQ Capital Market on November 26, 2014 where it continues to trade under the same symbol. On May 11, 2015, we effected a change of our ADS to common shares ratio from four ADSs to one common share (4:1) to one ADS to two common shares (1:2), which had the effect of a 1-for-8 reverse split of our ADSs. As of April 17, 2017, 1,640,647 ADSs representing 3,281,294 shares of our common stock were outstanding.

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

	Price
Period	High	Low
	(In US$)
2012	27.76	8.64
2013	12.16	7.20
2014	10.32	4.08
2015	4.80	3.10
First Quarter	4.80	3.68
Second Quarter	4.16	3.25
Third Quarter	4.04	3.10
Fourth Quarter	3.96	3.10
2016	4.80	3.68
First Quarter	3.83	3.00
Second Quarter	5.49	3.08
Third Quarter	5.52	3.65
Fourth Quarter	15.14	4.5
October	12.74	4.5
November	15.14	9.31
December	11.77	9.75
2017 (through April 17, 2017)	39.00	10.48
First Quarter	39.00	10.48
January	22.69	10.48
February	39.00	19.00
March	36.50	17.70
April (through April 17, 2017)	21.92	18.07

ITEM 9.B.	PLAN OF DISTRIBUTION

Not applicable.

ITEM 9.C.	MARKETS

See ITEM 9.A. “OFFER AND LISTING DETAILS.”

ITEM 9.D.	SELLING SHAREHOLDERS

Not applicable.

ITEM 9.E.	DILUTION

Not applicable.

ITEM 9.F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

ITEM 10.A.	SHARE CAPITAL

Not applicable.

ITEM 10.B.	MEMORANDUM AND ARTICLES OF INCORPORATION

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

Objects and Purposes

Under Article 2 of our articles of incorporation, our purpose is to engage in the following businesses: (i) consulting regarding software and development and distribution of software; (ii) software and compact disc development and sale; (iii) development of info-communications related software; (iv) production, development, distribution, sale, and licensing of and consulting regarding digital contents including game software; (v) online network game service; (vi) development of software for application packages; (vii) computer program development and sale; (viii) software import and export; (xi) electronic transactions; (x) character merchandising; (xi) animation; (xii) real estate lease; (xiii) rest area restaurant business; (xiv) media-related business; (xv) printing and publication; (xvi) production and distribution of audio and visual records; and (xvii) all businesses auxiliary to the above.

Director’s Power to Vote in Interested Transactions

Our articles of incorporation prohibit a director of ours from exercising his or her voting right in respect of any interested transactions. The amount of compensation to be provided to our directors is subject to an approval obtained at the general meeting of our shareholders. Our articles of incorporation are silent on the borrowing powers exercisable by directors, and do not prescribe any age limit for directors. Directors are appointed through the general meeting of shareholders and an affirmative vote of the majority of the shares represented at the meeting and at least one-fourth of the total issued and outstanding shares is require required for a director’s appointment.

Dividends

We may pay dividends to our shareholders in proportion to the number of shares owned by each shareholder. The common shares represented by the ADSs have the same dividend rights as our other common shares.

In general, we may declare dividends at the annual general meeting of shareholders which is held within three months after the end of each fiscal year. However, in some cases, we may also declare dividends at a meeting of the Board of Directors, if (i) an external auditor gives an unqualified opinion to our financial statements for such fiscal year and (ii) all members of the audit committee unanimously agree, after approval by the Board of Directors. In addition we may declare any interim dividends at a meeting of the Board of Directors. All dividends may be paid in cash, by shares or by other properties (in-kind). However, a dividend in shares must be distributed at par value, and dividends in shares may not exceed one-half of the annual dividends.

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

Since the filing of our annual report on Form 20-F on April 20, 2016, we have not entered into any material contracts other than in the ordinary course of business and other than those described below or otherwise as described in ITEM  4. “INFORMATION ON THE COMPANY” or elsewhere in this Annual Report.

Lease Agreement dated December 31, 2016 between National IT Industry Promotion Agency and Registrant

On December 31, 2016, we entered into a lease agreement with National IT Industry Promotion Agency for our principal executive and administrative offices, with a total area of approximately 74,904 square feet, located on two floors of Nuritkum Square R&D Tower, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795 Korea. The term of lease commenced on January 1, 2017 and expires on December 31, 2018, with an option to renew in accordance with the terms of the agreement.

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

A foreign investor may appoint one or more standing proxies from among the KSD, foreign exchange banks, investment traders, investment brokers, collective investment business entities, internationally recognized foreign custodians and the Bank of Korea (only when related to a treasury bond, a treasury bill or a monetary stabilization bond which is or will be acquired by a foreign central bank, an international financial organization or a foreign government), and cannot have any other apart from those standing proxies to represent or act on behalf of them in order to exercise rights of acquired shares, or other matters connected thereto. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

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

Persons considering the purchase, ownership or disposition of our ADSs or common shares should consult their own tax advisor concerning U.S. federal income tax consequences in light of their particular situation as well as any other tax consequences arising under the laws of any taxing jurisdiction. In particular, we believe that we were a PFIC during our 2008 through 2016 taxable years, and we expect that we will continue to be a PFIC during our 2017 taxable year. The U.S. federal income tax rules applicable to PFICs could have adverse consequences for U.S. Holders. See discussion under “PFICs” below.

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

The determination of whether we are a PFIC is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are uncertain or beyond our control, including the value of our assets, ADSs and common shares and the amount and type of our income. In light of the nature of our business activities and our holding of a significant amount of cash, short-term investments and other passive assets we believe that we were a PFIC during our 2008 through 2016 taxable years, and we expect that we will continue to be a PFIC during our 2017 taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you could be subject to adverse U.S. federal income tax consequences as discussed below. Once we are a PFIC for any portion of the period that you hold our ADSs or common shares, all of our subsequent distributions, and any subsequent dispositions by you of such ADSs or common shares, will be subject to the special tax rules discussed below, even after we cease to be a PFIC.

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

Medicare Tax

Certain U.S. Holders that are individuals, estates, and trusts must pay a 3.8% tax (the “Medicare Tax”) on the lesser of the U.S. person’s (1) “net investment income” or “undistributed net investment income” in the case of an estate or trust and (2) the excess of modified adjusted gross income over a certain specified threshold for the taxable year. “Net investment income” generally includes income from interest, dividends, and net gains from the disposition of property (such as the securities) unless such income or net gains are derived in the ordinary course of a trade or business (other than a trade or business that is a passive activity with respect to the taxpayer or a trade or business of trading in financial instruments or commodities). Net investment income may be reduced by allowable deductions properly allocable to such gross income or net gain. Dividends on, and gains from the sale or other taxable disposition of, our ADSs or common shares generally will be taken into account for purposes of determining your net investment income. Additionally, if we are treated as a PFIC, under U.S. Treasury regulations, if you include gains and losses in income under the mark-to-market election described above in “Taxation of dividends—if you hold our ADSs or common shares while we are a PFIC,” such gains and losses will be taken into account as gains and losses from the sale or other taxable disposition of our ADSs for purposes of determining your net investment income. If you are an individual, estate, or trust, you are urged to consult with your tax advisor regarding application of the Medicare Tax to your income and gains in respect of your investment in the securities.

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

Foreign currency risk

We conduct our business primarily in Won, which is also our functional and reporting currency. However, we have exposure to some foreign currency exchange-rate fluctuations on cash flows from our branch in Taiwan and overseas licensees. The primary foreign currencies to which we are exposed are the NT dollar, the Japanese Yen and the U.S. dollar. Fluctuations in these exchange rates may affect our subscription revenues or revenues from license fees and royalties and result in exchange losses and increased costs in Won terms.

As of December 31, 2016, we had NT dollar denominated accounts receivable of Won 5,998 million, which represented 50.2% of our total consolidated accounts receivable balance, Japanese Yen denominated accounts receivable of Won 1,080 million, which represented 9.0% of our total consolidated accounts receivable balance, and U.S. dollar denominated accounts receivable of Won 1,547 million, which represented 13.0% of our total consolidated accounts receivable balance. We also had NT dollar denominated accounts payable of Won 2,115 million, which represented 21.1% of our total consolidated accounts payable balance, Japanese Yen denominated accounts payable of Won 8 million, which represented 0.1% of our total consolidated accounts payable balance, and U.S. dollar denominated accounts payable of Won 4,290 million, which represented 42.8% of our total consolidated accounts payable balance. As these balances all have short maturities, exposure to foreign currency fluctuations on these balances is not significant. For example, a hypothetical 10% appreciation of the Won against the NT dollar, Japanese Yen and the U.S. dollar, in the aggregate, would reduce our cash flows by Won 221 million.

In 2016, Won 36,626 million of our revenue was derived from currencies other than the Won: primarily the NT dollar, Won 16,705 million; the Japanese Yen, Won 9,274 million; the U.S. dollar, Won 5,130 million; the Chinese Yuan, Won 2,322 million; and the Thai Baht, Won 2,262 million. A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Won in 2016 would have reduced our revenue by Won 3,569 million.

As of April 21, 2017, we had no foreign currency forward contract outstanding. We may in the future enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risks, but we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Korean exchange control regulations that restrict our ability to convert the Won into U.S. dollar, Japanese Yen or Euro under certain emergency circumstances.

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

Credit risk

As our cash and cash equivalents and short-term financial instruments are placed with several local financial institutions. Three different financial institutions are holding approximately 30.6%, 25.3% and 24.5% respectively of our cash and cash equivalents and short term financial instruments. We face a potential credit risk that the financial institutions may become insolvent and be unable to repay our principal and interest in a timely manner. While the management believes such financial institutions are of a high credit quality, it is difficult for us to predict the financial condition of the Korean banking sector and the financial institutions that manage our cash holdings. We may be materially and adversely affected by any widespread failure in the Korean banking sector caused by any economic downturn or volatile financial markets in the future.

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

From January 1, 2016 to December 31, 2016, the depositary waived fees for standard costs associated with the administration of the ADRs estimated to total US$46,451.42.

From January 1, 2017 to the date of this Annual Report, the Company received no reimbursement from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as of December 31, 2016 were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2016, based upon criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and concluded that we maintained effective internal control over financial reporting as of December 31, 2016.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

As we established a local branch in Taiwan in November 2016, we implemented and operated (i) a period-end closing and financial reporting process and (ii) general information technology controls for the adequate preparation of the financial statements and effective internal control.

There have been no other changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

The following table sets forth the aggregate fees billed by Samil PricewaterhouseCoopers, the Korean network firm of PricewaterhouseCoopers and our principal accountant for the year ended December 31, 2016, categorized by the types of services provided and a brief description of the nature of such services.

	Year Ended December 31,
Type of Service	2016		Nature of Services
	(In millions of Won)
Audit Fees	~~W~~	440	Audit service for the Company
Audit-Related Fees		—
Tax Fees		—
All Other Fees		—

Total	~~W~~	440

The following table sets forth the aggregate fees billed by Deloitte Anjin LLC, or “Deloitte,” the Korean member firm of Deloitte Touche Tohmatsu Limited and our principal accountant for the year ended December 31, 2015, categorized by the types of services provided and a brief description of the nature of such services.

	Year Ended December 31,
Type of Service	2015		Nature of Services
	(In millions of Won)
Audit Fees	~~W~~	409	Audit service for the Company
Audit-Related Fees		—
Tax Fees		—
All Other Fees		—

Total	~~W~~	409

Pre-approval Policies and Procedures of the Audit Committee

Under our audit committee rules and policies, our audit committee or any member thereof, to whom approval authority has been delegated, must approve all audit services performed by our principal accountant after consulting our management.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The disclosure related to this Item was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in our Form 20-F filed on April 20, 2016, as amended on April 29, 2016.

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

(a)    Financial Statements filed as part of this Annual Report

The following financial statements and related notes, together with the reports of an independent registered public accounting firm thereon, are filed as part of this Annual Report:

(b)    Exhibits filed as part of this Annual Report

Exhibit No.	Description
1.1	Articles of Incorporation, amended as of March 27, 2012 (English translation, incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2012)

2.1	Form of Stock Certificate of Registrant’s common stock, par value Won 500 per share (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

2.2	Form of Deposit Agreement among Registrant, The Bank of New York Mellon, formerly known as The Bank of New York, as depositary, and all holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, including the form of American depositary receipt (incorporated by reference to Exhibit 1 of our Registration Statement on Form F-6 (file no. 333-122160) filed with the Securities and Exchange Commission on January 20, 2005)

4.1	Ragnarok License and Distribution Agreement, dated July 24, 2002, between GungHo Online Entertainment, Inc. (formerly OnSale Japan K.K.) (licensee in Japan) and Registrant (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.2	Amendment to Ragnarok License and Distribution Agreement, dated September 23, 2004, between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

Exhibit No.	Description
4.3	2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2006 between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 29, 2007)

4.4	Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2009 between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant (incorporated by reference to Exhibit 4.77 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 1, 2010)

4.5	7th Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2012 between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant (incorporated by reference to Exhibit 4.44 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 26, 2013)

4.6	8th Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2015 between GungHo Online Entertainment, Inc. and Registrant

4.7	Lease Agreement dated January 3, 2013, between National IT Industry Promotion Agency and Registrant (translation in English, incorporated by reference to Exhibit 4.48 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 26, 2013)

4.8	Amendment to Lease Agreement dated May 1, 2013 between National IT Industry Promotion Agency and Registrant (translation in English) (incorporated by reference to Exhibit 4.44 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 30, 2014)

4.9	Lease Agreement dated December 31, 2014 between National IT Industry Promotion Agency and Registrant (incorporated by reference to Exhibit 4.51 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2015)

4.10*	Lease Agreement dated December 31, 2016 between National IT Industry Promotion Agency and Registrant

8.1*	List of Registrant’s subsidiaries

11.1	Registrant’s Code of Ethics (amended, incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on June 30, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name: Heung Gon Kim Title: Chief Financial Officer

Date: April 28, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

Gravity Co., Ltd.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows present fairly, in all material respects, the financial position of Gravity Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers
Samil PricewaterhouseCoopers

Seoul, KOREA

April 28, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of

Gravity Co., Ltd.

We have audited the accompanying consolidated balance sheets of Gravity Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Gravity Co., Ltd. and subsidiaries as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE ANJIN LLC
Deloitte Anjin LLC

Seoul, KOREA

April 20, 2016

GRAVITY CO., LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 2015 and 2016

	2015		2016		2016
					(Note 3) (Unaudited)
	(In millions of Korean Won and in thousands of US dollars except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	~~W~~	24,909	~~W~~	16,720	$13,890
Short-term financial instruments		11,500		22,000	18,277
Accounts receivable, net (including related party balances of ~~W~~1,224 and ~~W~~1,080, respectively)		5,289		11,819	9,819
Prepaid expenses		982		1,011	840
Other current assets (including related party balances of ~~W~~37 and ~~W~~36, respectively)		996		1,841	1,528

Total current assets		43,676		53,391	44,354

Property and equipment, net		882		593	493
Leasehold and other deposits		954		962	799
Other intangible assets		132		91	76
Other non-current assets		85		153	127

Total assets	~~W~~	45,729	~~W~~	55,190	$45,849

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including related party balances of ~~W~~6 and ~~W~~3,025, respectively)	~~W~~	2,971	~~W~~	10,033	$8,336
Deferred revenue		4,997		9,689	8,049
Accrued expense (including related party balances of ~~W~~7 and nil, respectively)		511		555	461
Other current liabilities		325		409	340

Total current liabilities		8,804		20,686	17,186

Long-term deferred revenue (including related party balances of ~~W~~4,699 and nil, respectively)		6,600		4,096	3,403
Accrued severance benefits		123		104	86
Other non-current liabilities		210		210	174

Total liabilities		15,737		25,096	20,849

Commitments and contingencies (See Note 11)
Parent Company Shareholders’ equity:
Preferred shares, ~~W~~500 par value, 2,000,000 shares authorized, and no shares issued and outstanding at December 31, 2015 and 2016		—		—	—
Common shares, ~~W~~500 par value, 38,000,000 shares authorized, and 6,948,900 shares issued and outstanding at December 31, 2015 and 2016		3,474		3,474	2,886
Additional paid-in capital		75,076		75,076	62,369
Accumulated deficit		(48,761)		(48,511)	(40,301)
Accumulated other comprehensive income		694		617	513

Total parent company shareholders’ equity		30,483		30,656	25,467

Non-controlling interest		(491)		(562)	(467)

Total equity		29,992		30,094	25,000

Total liabilities and equity	~~W~~	45,729	~~W~~	55,190	$45,849

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2014, 2015 and 2016

	2014		2015		2016		2016
							(Note 3) (Unaudited)
	(In millions of Korean Won and in thousands of US dollars except share and per share data)
Revenue
Online games—subscription revenue	~~W~~	7,962	~~W~~	6,521	~~W~~	23,065	$19,161
Online games—royalties and license fees (including related party revenue of ~~W~~8,034, ~~W~~6,705 and ~~W~~8,470, respectively)		13,093		11,010		12,867	10,690
Mobile games and applications (including related party revenue of ~~W~~3,214, ~~W~~2,639 and ~~W~~2,080, respectively)		15,055		15,078		12,041	10,003
Character merchandising, animation and other revenue (including related party revenue of ~~W~~193, ~~W~~111 and ~~W~~116, respectively)		3,779		3,051		3,423	2,844

Total net revenue		39,889		35,660		51,396	42,698
Cost of revenue (including related party cost of ~~W~~315, ~~W~~61 and ~~W~~29, respectively)		34,188		30,282		29,995	24,918

Gross profit		5,701		5,378		21,401	17,780
Selling, general and administrative expenses (including related party expenses of ~~W~~7, ~~W~~8 and ~~W~~10, respectively)		12,682		11,481		16,000	13,294
Research and development (including related party expenses of ~~W~~277, ~~W~~158 and nil, respectively)		4,847		5,277		1,973	1,639
Impairment loss on intangible assets and goodwill		1		5,849		5	4

Operating income (loss)		(11,829)		(17,229)		3,423	2,843
Other income (expenses)
Interest income		1,137		675		522	434
Interest expense		(11)		(4)		—	—
Foreign currency gain (loss), net		(152)		256		(529)	(439)
Others, net		3		624		3	2

Income (loss) before income tax expense		(10,852)		(15,678)		3,419	2,840
Income tax expenses		10,147		1,351		3,240	2,692

Net income (loss)		(20,999)		(17,029)		179	148
Net income (loss) attributable to:
Non-controlling interest		(92)		(64)		(71)	(59)

Parent company	~~W~~	(20,907)	~~W~~	(16,965)	~~W~~	250	$207

Earnings (loss) per share—basic and diluted:	~~W~~	(3,009)	~~W~~	(2,441)	~~W~~	36	$0.03

Weighted average number of shares outstanding
Basic and diluted		6,948,900		6,948,900		6,948,900	6,948,900

Other comprehensive income (loss)
Foreign currency translation adjustment (“CTA”)
Foreign CTA loss		(156)		(203)		(77)	(64)
Reclassification adjustment for CTA		3		(624)		—	—

Net foreign CTA loss		(153)		(827)		(77)	(64)

Comprehensive income (loss)		(21,152)		(17,856)		102	84

Comprehensive income (loss) attributable to:
Non-controlling interest		(92)		(64)		(71)	(59)

Parent company	~~W~~	(21,060)	~~W~~	(17,792)	~~W~~	173	$143

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2014, 2015 and 2016

	No. of Common Shares	Common Shares		Additional Paid-in Capital		Retained Earnings (Accumulated deficit)		Accumulated Other Comprehensive Income (Loss)		Non-Controlling Interest in Subsidiaries		Total
	(In millions of Korean Won, except number of shares)
Balance at January 1, 2014	6,948,900	~~W~~	3,474	~~W~~	75,076	~~W~~	(10,889)	~~W~~	1,674	~~W~~	(335)	~~W~~	69,000
Comprehensive loss
Foreign currency translation adjustments, net of tax	—		—		—		—		(153)		—		(153)
Net loss	—		—		—		(20,907)		—		(92)		(20,999)

Balance at December 31, 2014	6,948,900		3,474		75,076		(31,796)		1,521		(427)		47,848
Comprehensive loss
Foreign currency translation adjustments, net of tax	—		—		—		—		(827)		—		(827)
Net loss	—		—		—		(16,965)		—		(64)		(17,029)

Balance at December 31, 2015	6,948,900		3,474		75,076		(48,761)		694		(491)		29,992
Comprehensive loss
Foreign currency translation adjustments, net of tax	—		—		—		—		(77)		—		(77)
Net income (loss)	—		—		—		250		—		(71)		179

Balance at December 31, 2016	6,948,900	~~W~~	3,474	~~W~~	75,076	~~W~~	(48,511)	~~W~~	617	~~W~~	(562)	~~W~~	30,094

	(Note 3) (Unaudited)
	(In thousands of US dollars, except number of shares)
Balance at December 31, 2015	6,948,900		$2,886		$62,369		$(40,508)		$577		$(408)		$24,916
Comprehensive loss
Foreign currency translation adjustments, net of tax	—		—		—		—		(64)		—		(64)
Net income (loss)	—		—		—		207		—		(59)		148

Balance at December 31, 2016	6,948,900		$2,886		$62,369		$(40,301)		$513		$(467)		$25,000

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2014, 2015 and 2016

	2014		2015		2016		2016
							(Note 3) (Unaudited)
	(In millions of Korean Won and in thousands of US dollars)
Cash flows from operating activities
Net Income (loss)	~~W~~	(20,999)	~~W~~	(17,029)	~~W~~	179	$148
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization		5,617		4,763		516	429
Allowance for accounts receivable and other receivables		98		8		1	1
Impairment loss on intangible assets and goodwill		1		5,849		5	4
Impairment loss on property plant & equipment		4		—		—	—
Provision (reversal) for accrued severance benefits		(60)		20		(19)	(16)
Loss (gain) on foreign currency transactions		(75)		(129)		419	348
Gain on disposition of property and equipment		(5)		(13)		(2)	(1)
Others		(3)		(624)		—	—
Changes in operating assets and liabilities:
Accounts receivable		265		24		(6,363)	(5,286)
Other assets		4,026		841		(879)	(730)
Accounts payable		(1,702)		102		1,584	1,316
Accrued expenses		208		(283)		40	33
Deferred revenue		(1,719)		482		6,841	5,683
Income tax payable		(34)		7		89	74
Deferred income taxes		8,673		—		—	—
Payment of severance benefits		(100)		—		—	—
Other liabilities		(342)		4		17	14

Net cash provided by (used in) operating activities	~~W~~	(6,147)	~~W~~	(5,978)	~~W~~	2,428	$2,017

Cash flows from investing activities
Decrease in short-term financial instruments	~~W~~	45,005	~~W~~	52,000	~~W~~	43,000	$35,722
Increase in short-term financial instruments		(41,500)		(49,000)		(53,500)	(44,445)
Decrease in short-term loans receivables		36		7		6	5
Purchase of property and equipment		(342)		(418)		(178)	(148)
Proceeds from disposal of property and equipment		15		15		13	11
Decrease (increase) in leasehold deposits		330		(9)		2	2
Others, net		(61)		—		(10)	(8)

Net cash provided by (used in) investing activities		3,483		2,595		(10,667)	(8,861)

Cash flows from financing activities
Repayment of borrowings		(144)		(117)		(5)	(5)

Net cash used in financing activities		(144)		(117)		(5)	(5)

Effect of exchange rate changes on cash and cash equivalents		(32)		27		55	46

Net decrease in cash and cash equivalents		(2,840)		(3,473)		(8,189)	(6,803)

Cash and cash equivalents
Beginning of the year		31,222		28,382		24,909	20,693

End of the year	~~W~~	28,382	~~W~~	24,909	~~W~~	16,720	$13,890

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

Gravity has four subsidiaries. NeoCyon, Inc. and Gravity Games Corporation operate in the Republic of Korea, Gravity Interactive, Inc., operates in the United States and Gravity Entertainment Corporation operates in Japan.

On April 1, 2008, GungHo Online Entertainment, Inc. became a majority shareholder by acquiring 52.39% of the voting shares from Heartis Inc., the former majority shareholder, and also acquired additional 6.92% voting shares on June 23 and June 24, 2008. As of December 31, 2016, GungHo Online Entertainment, Inc. has majority ownership and voting rights (59.31%) over the Company.

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

Subsidiary	Year of Establishment	Year of Obtaining Control	Percentage of Ownership (%)
Gravity Interactive, Inc.	2003	2003	100.00
Gravity Entertainment Corporation	2003	2004	100.00
NeoCyon, Inc.	2000	2005	96.11
Gravity Games Corporation	2003	2010	85.50

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

During the years ended December 31, 2014, 2015 and 2016, the Company generated 84%, 87% and 88% of its revenues from countries in Asia, respectively.

As of December 31, 2014, 2015 and 2016, GungHo Online Entertainment, Inc. and LG Electronics Inc. were customers whose related accounts receivable and total revenues exceeded 10% of the Company’s total accounts receivable or total revenues. Proportions are as follows:

		2014		2015		2016
Country	Customer	Accounts Receivable	Revenues	Accounts Receivable	Revenues	Accounts Receivable	Revenues
Japan	GungHo Online Entertainment, Inc.	25%	28%	23%	27%	9%	21%
Korea	LG Electronics Inc.	15%	8%	11%	12%	8%	8%

The amounts included within the accounts receivable balance as of December 31, 2016 are ~~W~~1,080 million and ~~W~~1,013 million from GungHo Online Entertainment, Inc. and LG Electronics Inc., respectively.

Concentrations of credit risk

Cash and cash equivalents, short-term financial instruments and accounts receivables are potentially subject to concentration of credit risk. Cash and cash equivalents and short-term financial instruments are placed with several financial institutions, of which approximately 30.60%, 25.34% and 24.54% of such amounts are held at three financial institutions, respectively, as of December 31, 2016. Accounts receivables are due from several payment gateway companies, of which approximately 45.53% of such amounts are due from one payment gateway company as of December 31, 2016.

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or the service has been delivered or rendered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured.

The Company derives most of its revenues from online game subscription revenue mainly from Ragnarok Online paid by users in Korea, Taiwan, the United States and Canada, and royalties and license fees paid by the licensees of the Company in overseas markets.

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

Online games—royalties and license fees

The Company licenses the right to develop, sell and distribute its games in exchange for an initial prepaid license fee and guaranteed minimum royalty payments. The prepaid license fee revenues are recorded as deferred revenue and recognized ratably over the license period. If license agreements are renewed upon expiration of their terms, renewed license fees are deferred and recognized ratably over the new license period.

The Company generally provides its licensees with minimal post-contract customer support on its software products, consisting of technical support and occasional unspecified upgrades, or enhancements during the contract term. The estimated costs of providing such support are insignificant and sufficient vendor-specific evidence does not exist to allocate the revenue from software and related integration projects to the separate elements of such projects, therefore all license revenue is recognized ratably over the life of the contract.

The guaranteed minimum royalty payments are recorded as deferred revenue and recognized as the royalties are earned. In addition, the Company receives a royalty payment based on a specified percentage of the licensees’ sales, including game item revenues. These royalties that exceed the guaranteed minimum royalty are recognized on a monthly basis, as the related revenues are earned by the licenses.

Mobile games and applications revenue

Mobile games and applications revenue consists of (i) revenues from micro-transactions that users pay in cases where the Company directly provides mobile games services to users, such as in Korea and Taiwan; (ii) license fees and/or guaranteed minimum royalty payments, and royalty revenues from the Company’s licensees to which it licenses the right to market and distribute its mobile games in overseas countries; (iii) contract prices, which are related to various development services and products provided by the Company to third parties, such as developing games embedded in mobile phones, mobile applications, and sound for mobile phones and appliances; (iv) revenues from mobile games operation service for third parties; and (v) revenues from third parties that license the Company’s original intellectual property to develop and distribute mobile games.

Micro-transaction fees for in-game items are deferred when such in-game items are purchased by users and recognized ratably as revenues over the estimated life cycle of game users. License fees are deferred and recognized ratably as revenue over the license period. Royalty revenues are based on an

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

agreed percentage of each of the licensees’ revenues based on the licensees’ sales from mobile games. Intellectual property royalty revenues from third parties including any guaranteed minimum amounts are recognized ratably as revenue over the terms of the license agreement. Contract prices are recognized when the products or services have been delivered or rendered and the customers can begin use in accordance with the contractual terms. Revenues from mobile games operation service are based on an agreed percentage of each of the licensors’ revenues based on the licensor’s sales from the mobile games the Company operates on their behalf and recognized on a monthly basis after the licensor confirms its revenues based on the licensor’s sales from the relevant mobile games during the month.

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

Character merchandising, animation and other revenue

Character merchandising, animation and other revenue consists of revenue from sales of console games, game character merchandising, animation and other services, including sales of goods related to mobile phones and website development and operation services for third parties.

Revenue from sales of console games is derived from a specified percentage of the publisher’s sales after deductibles, including payments to the platform holder and others, and recognized on a quarterly basis as they are earned by the publisher. Royalty payments from game character merchandising are recognized on a quarterly basis as they are earned by the licensee. Contract prices for the Company’s services provided to third parties are recognized when the products or services have been delivered or rendered and the customers can begin their use in accordance with the contractual terms.

The Company also sells goods related to mobile phones, such as accessories or provides contracted services, which is recorded in other revenue. The Company records these sales of goods when delivery has occurred and collectability of the fixed or determinable sales price is reasonably assured.

Cash and cash equivalents

Cash and cash equivalents consist of cash and time deposits with maturities of three months or less when acquired.

Short-term financial instruments

Short-term financial instruments primarily include time deposits placed with financial institutions which have an original maturity of greater than three months but less than one year.

Allowance for doubtful accounts

The Company maintains allowances for doubtful accounts based upon the following information: an aging analysis of existing accounts receivable, historical write-off experience, repayment patterns, creditworthiness of its customers, and industry trend analysis.

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

The Company reviews property and equipment and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable in accordance with ASC 360, Property, Plant, and Equipment. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss recorded is calculated by the excess of the asset’s carrying value over its fair value.

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

The Company amortizes capitalized software development costs relating to games and records such costs as a component of cost of revenues. Amortization is determined based on the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. If that pattern cannot be reliably determined, the straight-line method is used over the remaining estimated economic life of the game. Amortization starts when a game is available for general release to public users. The Company

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

continually evaluates the reasonableness of the economic life of the capitalized software development costs based on the average life cycle of the games whenever each new game is commercially launched or acquired.

Capitalized software development costs for games, net of accumulated amortization and impairment, at December 31, 2015 and 2016 were nil. Amortization expense for the years ended December 31, 2014, 2015 and 2016 were ~~W~~3,990 million, ~~W~~3,948 million and nil, respectively.

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

Impairment losses on capitalized software development cost for games for the years ended December 31, 2015 and 2016 were ~~W~~4,605 million and nil, respectively.

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

Advertising

The Company expenses advertising costs as incurred. Advertising expense was ~~W~~1,614 million, ~~W~~1,882 million and ~~W~~2,411 million for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Fair Value Measurements

The Company follows ASC 820, Fair Value Measurements and Disclosures, with respect to assets and liabilities that are measured at fair value on a recurring basis and nonrecurring basis. Under the standard, fair value is defined as the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset and liability. As a basis for considering such assumptions, a fair value hierarchy has been established that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

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

Earnings (losses) per share

Basic earnings (losses) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding for all periods. Diluted earnings (losses) per share is computed by dividing net earnings (losses) by the weighted average number of common shares outstanding, increased by common stock equivalents. However, for each of three years in the period ended December 31, 2016, there has been no common stock equivalent.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, as a new Topic, Accounting Standards Codification (“ASC”) Topic 606. The new revenue recognition standard relates to revenue from contracts with customers, which, along with amendments issued in 2015 and 2016, will supersede nearly all current U.S. GAAP guidance on this topic and eliminate industry-specific guidance. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The standard, as amended, will be effective for annual reporting periods (including interim reporting period within those periods) beginning after December 15, 2017. The standard provides for either full retrospective adoption or a modified retrospective adoption by which it is applied only to the most current period presented. The Company has not yet selected a transition method.

The Company is in initial stages of evaluating the impact of the new standard on its accounting policies, processes, and system requirements. While the Company is continuing to assess all potential impacts of this standard, the Company currently believes that the most significant impact relates to its accounting for the revenues from long-term contracts. The actual treatment required under the standard may vary based on specific contract terms and therefore, the amounts of impact on historical financial statements are not yet determined.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, an amended standard, requiring that the Company classify all deferred tax assets and liabilities as non-current on the balance sheet instead of separating deferred taxes into current and non-current. The amended standard is effective for the Company beginning in the first quarter of 2017. The amended standard may be adopted on either a prospective or retrospective basis. The Company does not expect that the adoption of this standard will have a significant impact on the Company’s financial position or results of operations.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which revises the classification and measurement of investments in equity securities and the presentation of certain fair value changes in financial liabilities measured at fair value. This standard is effective beginning January 1, 2018 with early adoption permitted and the Company is evaluating whether the Company will elect to early adopt these provisions. The Company does not expect that the adoption of this standard will have a significant impact on the Company’s financial position or results of operations.

In February 2016, the FASB issued ASU No. 2016-02, Leases, replacing existing lease accounting guidance. The new standard introduces a lessee model that would require entities to recognize assets and liabilities for most leases, but recognize expenses on their income statements in a manner similar to current accounting. The ASU does not make fundamental changes to existing lessor accounting. However, it modifies what qualifies as a sales-type and direct financing lease and related accounting and aligns a number of the underlying principles with those of the new revenue standard, ASU No. 2014-09, such as evaluating how collectability should be considered and determining when profit can be recognized. The guidance eliminates existing real estate-specific provisions and requires expanded qualitative and quantitative disclosures. The standard requires modified retrospective transition by which it is applied at the beginning of the earliest comparative period presented in the year of adoption. This standard will be effective for annual reporting periods (including interim reporting period within those periods) beginning after December 15, 2018. The Company is currently assessing this ASU’s impact on the Company’s consolidated results of operations and financial condition.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments, which is intended to reduce diversity in practice in how certain cash receipts and payments are presented and classified in the statement of cash flows. The standard provides guidance in a number of situations including, among others, settlement of zero-coupon bonds, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and distributions received from equity method investees. The ASU also provides guidance for classifying cash receipts and payments that have aspects of more than one class of cash flows. For Gravity, this ASU is effective January 1, 2018, with early adoption permitted. The standard requires application using a retrospective transition method. The Company does not expect this ASU to have a material impact on the Company’s consolidated statements of cash flows.

In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business, which narrows the existing definition of a business and provides a framework for evaluating whether a transaction should be accounted for as an acquisition (or disposal) of assets or a business. The ASU requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities (collectively, the set) is not a business. To be considered a business, the set would need to include an input and a substantive process that together significantly contribute to the ability to create outputs. The standard also narrows the definition of outputs. The definition of a business affects areas of accounting such as acquisitions, disposals and goodwill. Under the new guidance, fewer acquired sets are expected to be considered businesses. For Gravity, this ASU is effective January 1, 2018 on a prospective basis with early adoption permitted. The impact on the Company’s financial statements will depend on the facts and circumstances of any specific future transactions.

3. Convenience Translation into United States Dollar Amounts

The Company reports its consolidated financial statements in Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,203.73 Korean Won to one US dollar, which is the noon buying rate of the U.S. Federal Reserve Board in effect on December 30, 2016. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into US dollars at that or any other rate. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles either in the Republic of Korea or the United States of America.

4. Restricted Assets

As of December 31, 2015 and 2016, the Company has no restricted financial instrument.

5. Allowance for doubtful accounts

Changes in the allowance for accounts receivable for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014		2015		2016
	(In millions of Korean Won)
Balance at beginning of year	~~W~~	32	~~W~~	35	~~W~~	36
Provision for allowances		16		1		1
Reversal of previous provision		—		—		—
Write-offs		(13)		—		—

Balance at end of year	~~W~~	35	~~W~~	36	~~W~~	37

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Allowance for doubtful accounts (Continued)

Changes in the allowance for loan receivable for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014		2015		2016
	(In millions of Korean Won)
Balance at beginning of year	~~W~~	1,200	~~W~~	1,200	~~W~~	1,210
Provision for allowances		—		10		—
Reversal of previous provision		—		—		—
Write-offs		—		—		—

Balance at end of year	~~W~~	1,200	~~W~~	1,210	~~W~~	1,210

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

7. Fair value of financial instruments

The Company adopted ASC 820, Fair Value Measurements and Disclosures effective January 1, 2009, for all financial assets and liabilities as required. This statement defines fair value as the exit price, or the amount that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. When determining fair value, the Company considers the principal or most advantageous market in which the Company would transact, and the Company considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

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

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Fair value of financial instruments (Continued)

As of December 31, 2015 and 2016, the Company’s financial instruments consist of cash, short-term financial instruments, accounts receivable, other current assets, accounts payable, and other current liabilities. The Company’s carrying amounts of cash and cash equivalents, short-term financial instruments, accounts receivable, other current assets, accounts payable and other current liabilities approximate fair value due to the short-term nature of these instruments

8. Property and Equipment, Net

Property and equipment as of December 31, 2015 and 2016 consist of the following:

	2015		2016
	(In millions of Korean Won)
Computer and equipment	~~W~~	6,413	~~W~~	5,072
Furniture and fixtures		1,750		1,714
Capital lease assets		1,429		1,465
Leasehold improvements		964		1,006
Software externally-purchased		10,506		10,527

		21,062		19,784
Less accumulated depreciation		(20,180)		(19,191)

	~~W~~	882	~~W~~	593

Depreciation expenses for the years ended December 31, 2014, 2015 and 2016 were ~~W~~1,578 million, ~~W~~765 million and ~~W~~471 million, respectively.

9. Goodwill and other intangible assets

Capitalized software development cost and other intangible assets as of December 31, 2015 and 2016 consist of the following:

	December 31, 2015								December 31, 2016
	Gross Carrying Amount		Accumulated Amortization		Accumulated Impairment		Net Carrying Amount		Gross Carrying Amount		Accumulated Amortization		Accumulated Impairment		Net Carrying Amount
	(In millions of Korean Won)
Capitalized software development cost	~~W~~	29,558	~~W~~	(24,174)	~~W~~	(5,384)	~~W~~	—	~~W~~	29,558	~~W~~	(24,174)	~~W~~	(5,384)	~~W~~	—
Acquired intangible assets
Product technology		18,599		(12,543)		(6,033)		23		18,599		(12,564)		(6,033)		2
IPR&D technology		8,503		—		(8,503)		—		8,503		—		(8,503)		—
Trademarks		586		(440)		(37)		109		595		(464)		(42)		89
Others		3,078		(1,089)		(1,989)		—		3,078		(1,089)		(1,989)		—

Total	~~W~~	60,324	~~W~~	(38,246)	~~W~~	(21,946)	~~W~~	132	~~W~~	60,333	~~W~~	(38,291)	~~W~~	(21,951)	~~W~~	91

The Company capitalized ~~W~~548 million of R&D costs in accordance with ASC 985, Costs of Software to be Sold, Leased, or Marketed in 2013.

All of the Company’s intangible assets other than goodwill and IPR&D are subject to amortization. No significant residual value is estimated for the intangible assets. Aggregate amortization expenses for intangible assets for the years ended December 31, 2014, 2015 and 2016 were ~~W~~4,039 million, ~~W~~3,999 million and ~~W~~45 million, respectively.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Goodwill and other intangible assets (Continued)

The Company recognized impairment loss of ~~W~~4,605 million for capitalized software cost for Ragnarok Online II in 2015.

The Company recognized impairment loss of ~~W~~34 million and ~~W~~5 million for trademarks in 2015 and 2016, respectively.

Expected amortization expenses related to the current net carrying amount of intangible assets are as follows:

	(In millions of Korean Won)
2017	~~W~~	26
2018		19
2019		13
2020		10
2021 and thereafter		23

	~~W~~	91

Changes in goodwill balances for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014		2015		2016
	(In millions of Korean Won)
Balance at beginning of the year
Goodwill	~~W~~	8,232	~~W~~	8,232	~~W~~	8,232
Accumulated impairment losses		(7,022)		(7,022)		(8,232)

		1,210		1,210		—

Impairment losses		—		(1,210)		—
Balance at end of the year
Goodwill		8,232		8,232		8,232
Accumulated impairment losses		(7,022)		(8,232)		(8,232)

	~~W~~	1,210	~~W~~	—	~~W~~	—

The Company performed its annual impairment test for goodwill at its reporting unit using data as of December 31, 2014 and 2015. In performing the valuations, the Company used cash flows, which reflected management’s forecasts and discount rates which reflect the risks associated with the current market. Prior to performing the two-step impairment test for goodwill, the Company performed a qualitative assessment for the reporting unit.

In 2014, the Company concluded not to recognize impairment loss for goodwill as the fair value of the business reporting unit was determined to be greater than its carrying amount.

In performing the annual impairment test for goodwill for NeoCyon in 2015, the fair value of the business reporting unit NeoCyon was determined to be lower than its carrying amount. Therefore, during the fiscal year ended December 31, 2015, the Company recorded impairment losses of ~~W~~1,210 million in reporting unit of NeoCyon due to the overall decline in the fair value of the reporting unit and uncertainty of the future. The fair value of the reporting unit was estimated principally using the expected present value of the future cash flows.

The Company did not perform its annual impairment test for goodwill in fiscal year 2016 since its carrying amount subject to the impairment test became nil.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014		2015		2016
	(In millions of Korean Won)
Balance at beginning of year	~~W~~	263	~~W~~	103	~~W~~	123
Provisions for severance benefits		(60)		20		(19)
Severance payments		(100)		—		—

Balance at end of year	~~W~~	103	~~W~~	123	~~W~~	104

In 2005, Gravity introduced a defined contribution pension plan (“Pension Plan”) in accordance with the Employee Benefit Security Act of Korea and entered into a nonparticipating defined contribution insurance contract with a life insurance company. Gravity made contributions of ~~W~~1,227 million, ~~W~~827 million and ~~W~~1,100 million to the plan in 2014, 2015 and 2016, respectively. In 2011, NeoCyon, Inc. also introduced a pension plan and made contributions of ~~W~~569 million, ~~W~~562 million and ~~W~~518 million in 2014, 2015 and 2016, respectively. For the contributions already made, Gravity and NeoCyon will have no legal or constructive obligation to pay further amounts and therefore no severance benefits were accrued. The accrued severance benefits recorded as of December 31, 2016 relate to the other employees who have not been included in a Pension Plan.

11. Commitments and Contingencies

As of December 31, 2016, the Company has outstanding license agreements for Ragnarok Online with 6 companies internationally. Under the contractual terms set forth in these agreements, the Company receives ranging from 20% to 40% of each licensee’s revenues as royalties.

In May 2013 and January 2015, the Company entered into a development agreement with Shanghai The Dream Network Technology Co., Ltd. that provided them with a license to intellectual property owned by Gravity to develop and distribute web game and two mobile games in China based on the contents of Ragnarok Online, respectively. In March 2016, Gravity and Shanghai The Dream Network Technology Co., Ltd. amended the agreement to grant them an exclusive right to develop mobile games and web games based on the contents of Ragnarok Online and distribute such games for 5 years. Under the terms of this agreement, the Company has a right to collect the portion of agreed percentage of royalty payments that exceed the minimum royalty guarantee.

As of December 31, 2016, the Company has a contract for the exclusive rights of Ragnarok Online II game distribution and sales with Shanghai The Dream Square Network Technology Co., Ltd. in China. The Company terminated the license and distribution agreement for Ragnarok Online II entered into with GungHo in February 2016.

The Company entered into various capital lease agreements to utilize game servers. The Company made principal and interest payments of $137 thousand (~~W~~144 million) and $11 thousand (~~W~~11 million) in 2014 and $103 thousand (~~W~~117 million) and $4 thousand (~~W~~4 million) in 2015, respectively. In 2016, the Company made principal payments of $14 thousand (~~W~~17 million).

The Company has no obligation to pay future minimum capital lease payments as of December 31, 2016 due to the expiration of lease terms.

In addition to the capital lease above, the Company leases certain properties which are considered to be operating leases. Rental expenses incurred under these operating leases were ~~W~~2,324 million,

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Commitments and Contingencies (Continued)

~~W~~1,755 million and ~~W~~1,921 million, for the years ended December 31, 2014, 2015 and 2016, respectively. The Company entered into a lease agreement with Korea Software Industry Promotion Agency in 2008 and Ling, Hsiao-hui in 2016. The Company extended lease period with Marina Business Center (U.S.A.). This lease agreement recorded a guarantee deposit of ~~W~~935 million as of December 31, 2016.

Future minimum rental payments for the operating leases as of December 31, 2016, are as follows:

	(In millions of Korean Won)
2017	~~W~~	1,896
2018		1,823
2019		149

	~~W~~	3,868

12. Shareholders’ Equity

As of December 31, 2016, Gravity is authorized to issue a total of 40 million shares with a par value of ~~W~~500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of this authorized amount, Gravity is authorized to issue up to 2 million non-voting preferred shares. Under the articles of incorporation, holders of non-voting preferred shares are entitled to receive dividends of not less than 1% and up to 15% of the par value of such shares, the exact rate to be determined by Gravity’s Board of Directors at the time of issuance, provided that the holders of preferred shares are entitled to receive dividend at a rate not lower than that determined for holders of common shares. Gravity does not have any non-voting preferred shares outstanding.

As of December 31, 2016, the Company had a total of 6,948,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and registered.

13. Earnings (Loss) Per Share

The components of basic and diluted earnings (loss) per share are as follows:

	2014		2015		2016
	(In millions of Korean Won, except per share data)
Net income (loss) available for common shareholders (A)	~~W~~	(20,907)	~~W~~	(16,965)	~~W~~	250
Weighted average outstanding shares of common shares (B)		6,948,900		6,948,900		6,948,900

Earnings (loss) per share Basic and diluted (A/B)	~~W~~	(3,009)	~~W~~	(2,441)	~~W~~	36

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes

Income tax expenses for the years ended December 31, 2014, 2015 and 2016 consist of the following:

	2014		2015		2016
	(In millions of Korean Won)
Income (loss) before income taxes
Domestic	~~W~~	(9,415)	~~W~~	(14,790)	~~W~~	3,887
Foreign		(1,437)		(888)		(468)

		(10,852)		(15,678)		3,419

Current income taxes
Domestic		1,473		1,351		3,240
Foreign		—		—		—

		1,473		1,351		3,240

Deferred income taxes (benefit)
Domestic		8,674		—		—
Foreign		—		—		—

		8,674		—		—

Total income tax expenses	~~W~~	10,147	~~W~~	1,351	~~W~~	3,240

Income taxes recognized directly in other comprehensive income for the years ended December 31, 2014, 2015 and 2016 are ~~W~~68 million, nil and nil, respectively.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of December 31, 2015 and 2016 are as follows:

	2015		2016
	(In millions of Korean Won)
Deferred tax assets
Accrued expense	~~W~~	345	~~W~~	634
Allowance for doubtful		1,179		1,150
Investments in subsidiaries and equity method investees		77		—
Depreciation and amortization		1,228		218
Deferred revenue		487		247
Net operation loss carryforwards		14,157		14,892
Foreign tax credit carryforwards		10,078		9,401
Tax credit carryforwards for research and human resource development		3,533		3,659
Tax credit carryforwards for social insurance for employment increase		70		70
Others		91		89

Total deferred tax assets		31,245		30,360
Less valuation allowance		(31,146)		(30,327)

		99		33

Deferred tax liabilities
Accrued income		23		33
Investments in subsidiaries and equity method investees		76		—

Total deferred tax liabilities		99		33

Net deferred tax assets	~~W~~	—	~~W~~	—

Reported as
Current portion of deferred income tax assets	~~W~~	—	~~W~~	—
Non-current deferred income tax assets	~~W~~	—	~~W~~	—

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

In assessing the realizability of deferred income tax assets, management considered whether it was more likely than not that some portion or all of the deferred income tax assets would not be realized. In particular, a significant portion of the available loss carryforwards and tax credit carryforwards is expected to expire if the Company does not generate sufficient taxable income in Korea. The ultimate realization of deferred income tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences became deductible. Management considered the scheduled reversal of deferred tax liabilities, uncertainty in the future taxable income, the tax structure of the Company and tax planning strategies in making this assessment. In 2015 and 2016, management believed it was more likely than not that Gravity and certain subsidiaries could not realize the benefits of these deductible differences, available loss carryforwards and tax credit carryforwards, and recognized full allowances from deferred income tax assets.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

As of December 31, 2016, Gravity Co., Ltd. in Korea had temporary differences of ~~W~~8,345 million, available loss carryforwards of ~~W~~30,792 million, foreign tax credit carryforwards and tax credit carryforwards for research and human resource development etc. of ~~W~~8,813 million and ~~W~~1,835 million, respectively, which expire from 2017 to 2021. Based on the Company’s historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences, available loss carryforwards and tax credits carryforwards, and recognized a valuation allowance of ~~W~~19,258 million on the full amount of temporary differences, available loss carryforwards and available tax credit carryforwards at an effective rate expected to be incurred to Gravity.

As of December 31, 2016, NeoCyon, Inc., the Company’s 96.11% owned subsidiary in Korea, had temporary differences of ~~W~~334 million and available loss carryforwards of ~~W~~6,660 million. Also, the subsidiary had foreign tax credit carryforwards and tax credit carryforwards for research and human resource development etc. of ~~W~~452 million and ~~W~~1,819 million, respectively, which expire from 2017 to 2021. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences, available loss carryforwards and tax credits carryforwards, and recognized a valuation allowance of ~~W~~3,809 million on the full amount of the temporary differences, available loss carryforwards and tax credits carryforwards at an effective rate expected to be incurred in Korea.

As of December 31, 2016, Gravity Entertainment Corp., the Company’s 100% owned subsidiary in Japan, had temporary differences of ~~W~~242 million and available loss carryforwards of ~~W~~92 million which expire from 2018 to 2025. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences and loss carryforwards, and recognized a valuation allowance of ~~W~~141 million on the full amount of the temporary differences and available loss carryforwards at an effective rate expected to be incurred in Japan.

As of December 31, 2016, Gravity Interactive, Inc., the Company’s 100% owned subsidiary in the United States of America, had available loss carryforwards of ~~W~~10,250 million for federal tax and ~~W~~10,625 million for state tax, respectively, which expire from 2027 to 2036. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these loss carryforwards, and recognized a valuation allowance of ~~W~~4,337 million on the full amount of the available loss carryforwards at an effective rate expected to be incurred in U.S.

As of December 31, 2016, Gravity Games Corporation, the Company’s 85.50% owned subsidiary in Korea, had temporary differences of ~~W~~1,731 million and available loss carryforwards of ~~W~~9,951 million. Also, the subsidiary had foreign tax credit carryforwards and tax credit carryforwards for research and human resource development etc. of ~~W~~137 million and ~~W~~75 million, respectively, which expire from 2017 to 2018. Based on this subsidiary’s historical and projected net and taxable income, the Company determined that it would not be able to realize these temporary differences, available loss carryforwards and tax credits carryforwards, and recognized a valuation allowance of ~~W~~2,782 million on the full amount of the temporary differences, available loss carryforwards and tax credits carryforwards at an effective rate expected to be incurred in Korea.

The Korean statutory tax rate applicable to the Company for the years ended December 31, 2014, 2015 and 2016 is 22%. Deferred taxes are measured using the enacted tax rate expected to apply at the time of reversal, which is 22% for the Company. On January 1, 2014, amended local income tax law was enacted. This amendment has an impact on calculation of surtax on income tax for the period ended December 31, 2015 and 2016. Prior to the amended local income tax law was enacted, surtax on

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

corporate income tax was calculated at 10% of income tax payable which was subtracted by tax credit. However, it is now calculated at 10% of income tax payable in accordance with this amendment.

A reconciliation of income tax expense (benefit) from the Korean statutory income tax rate to actual income tax expense is as follows:

	2014		2015		2016
	(In millions of Korean Won)
Tax expense (benefit) at Korean statutory tax rate (22%)	~~W~~	(2,387)	~~W~~	(3,449)	~~W~~	752
Foreign tax credit and foreign tax deduction		1,069		1,104		39
Tax credit carryforwards for research and human resource development		(756)		(558)		(471)
Foreign tax differential		(259)		(184)		(99)
Income not assessable for tax purpose		(26)		(77)		(1)
Expense not deductible for tax purpose		351		140		37
Change in formula of surtax on income tax		2,049		—		—
Change in valuation allowances		6,550		244		(819)
Tax effect from consolidation of subsidiaries		3		205		(14)
Effect of change in foreign currency exchange rate		(110)		(187)		(114)
Expiration of unused foreign tax credit and unused net operating loss carryforwards		4,090		4,238		4,055
Others		(427)		(125)		(125)

Total income tax expense	~~W~~	10,147	~~W~~	1,351	~~W~~	3,240

The Company assessed uncertain tax positions and measured unrecognized tax benefits for open tax years in accordance with ASC 740, Income Taxes. The Company is subject to income tax examination by various tax jurisdictions, such as Korea and the United States. As of December 31, 2016, the Company remains subject to income tax examination of Korean National Tax Service for the tax years 2011 to 2016 and Internal Revenue Service of the United States for the tax years 2013 to 2016. The Company’s policy is that it recognizes interest expenses and penalties related to income tax matters as a component of income tax expense. Accordingly, the Company assesses its income tax positions and records tax benefits for all years subject to examinations based upon the evaluation of the facts, circumstances and information available at that reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, the Company records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. If the Company does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized.

Based on the approach above, the Company assessed the uncertain tax positions and did not record any unrecognized tax benefits as the Company believes that it is more likely than not that there will not be any unrecognized tax benefits.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

Allowances for deferred income tax assets for three years ended December 31, 2014, 2015 and 2016 are as follows:

	Balance at Beginning of Year		Decrease(*)		Increase		Balance at End of Year
	(In millions of Korean Won)
2014
Valuation allowance	~~W~~	24,352	~~W~~	(4,090)	~~W~~	10,640	~~W~~	30,902
2015
Valuation allowance		30,902		(4,238)		4,482		31,146
2016
Valuation allowance		31,146		(4,055)		3,236		30,327

(*1)	The valuation allowances decreased primarily due to the expiration of unused foreign tax credits and unused net operating loss carryforwards.

15. Operating Segments and Geographic Information

Operating segments of the Company are consistent with its internal organizational structure, the manner in which its operations are reviewed and managed by its Chief Executive Officer, who is its Chief Operating Decision Maker (“CODM”), the manner in which the Company assesses operating performance and allocates resources, and the availability of separate financial information.

The Company had previously reported its results of operations under one operating segment. In 2015, the Company realigned new operating segments comprised of online game operations and mobile game operations. During the fiscal year of 2015, the Company’s CODM decided to begin to receive and analyze separate financial information of the operating segments in order to perform independent evaluations about its online game operations and mobile game operations and to make separate business decisions and, also to allocate resources for each segment. The nature of change is based on consideration about (i) recent focus on mobile game business due to significant growth of global mobile game market as well as (ii) gradually declining portion of online game revenues in total revenues.

The CODM does not review any information regarding total assets on an operating segment basis, and accordingly, no disclosure is made with respect thereto. Information on the operating segments and reconciliations of total net revenues and total segment operating income to consolidated net revenues from external customers and consolidated operating income for the years ended December 31, 2014, 2015, and 2016 are presented in the table below:

	2014		2015		2016
Segment net Revenues		(In millions of Korean Won)
Online games	~~W~~	22,153	~~W~~	18,147	~~W~~	36,354
Mobile games		15,649		15,350		14,003
Other		4,772		3,830		4,292
Elimination		(2,685)		(1,667)		(3,253)

Total	~~W~~	39,889	~~W~~	35,660	~~W~~	51,396

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Operating Segments and Geographic Information (Continued)

	2014		2015		2016
	(In millions of Korean Won)
Income (loss) from operations
Online games	~~W~~	(4,625)	~~W~~	(7,038)	~~W~~	11,157
Mobile games		(7,196)		(9,701)		(7,939)
Other		(386)		398		304
Elimination		378		(888)		(99)

Total	~~W~~	(11,829)	~~W~~	(17,229)	~~W~~	3,423

Geographic information for the years ended December 31, 2014, 2015 and 2016 is based on the location of the distribution entity. Revenues by geographic region are as follows:

	2014		2015		2016
	(In millions of Korean Won)
Taiwan and Hong Kong	~~W~~	2,315	~~W~~	2,763	~~W~~	16,705
Korea		19,469		18,189		14,770
Japan		8,511		7,781		9,274
United States of America		5,038		3,624		5,130
China		749		1,045		2,322
Thailand		1,283		958		2,262
Brazil		664		452		529
Europe		300		203		138
Russia		123		26		—
Other		1,437		619		266

	~~W~~	39,889	~~W~~	35,660	~~W~~	51,396

As of December 31, 2016, approximately 79%, 7% and 14% of the Company’s property, plant and equipment are located in Korea, the United States and Taiwan, respectively. As of December 31, 2015, approximately 86% and 14% of the Company’s property, plant and equipment are located in Korea and the United States, respectively.

16. Related Party Transactions

During the years ended December 31, 2014, 2015 and 2016, there were related party transactions with a shareholder and an equity investee as follows:

	2014		2015		2016
	(In millions of Korean Won)
Sales to related parties	~~W~~	11,441	~~W~~	9,454	~~W~~	10,667
Purchases from related parties		599		226		39
Amounts due from related parties		1,365		1,261		1,116
Amounts due to related parties		5,111		4,712		3,025

Due to the disposal of equity investments in Gravity EU SAS, in November 2014, the related party relationships between the Company and the equity investees was discontinued. Therefore, the transactions with Gravity EU SAS that occurred before the disposal of the equity investments were included in the related party transactions. Sales to Gravity EU SAS were ~~W~~237 million in 2014.

Zerodiv Inc. has been excluded from the coverage of GungHo Online Entertainment, Inc.’s consolidation as a result of the sale of all of its shares on December 1, 2015. Therefore, the related party relationship between the Company and Zerodiv Inc. was discontinued and the transactions with Zerodiv Inc. that occurred before the sales date were included in the related party transactions.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Related Party Transactions (Continued)

Gravity Middle East & Africa FZ LLC was excluded from the consolidation during the year ended December 31, 2015 due to liquidation.

17. Supplemental Cash Flow Information and Non-Cash Activities

	2014		2015		2016
	(In millions of Korean Won)
Supplemental cash flow information
Cash paid during the year for income taxes	~~W~~	1,344	~~W~~	1,279	~~W~~	3,187
Interest paid		11		4		—
Supplemental non-cash activities
Reclassification of long-term deferred revenue to deferred revenue	~~W~~	1,242	~~W~~	940	~~W~~	65
Reclassification of long-term deferred revenue to accounts payable		—		—		4,699
Reclassification of prepayment to intangible assets		31		6		9

18. Subsequent events