Form 20-F
period 2017-12-31
GRAVITY Co., Ltd.
filed 2018-04-27
CIK 1313310

As filed with the Securities and Exchange Commission on April 27, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20‑F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000‑51138

GRAVITY CO., LTD.

(Exact name of registrant as specified in its charter)

N/A (Translation of registrant’s name into English)	The Republic of Korea (Jurisdiction of incorporation or organization)

15F, 396 World Cup buk‑ro, Mapo‑gu,

Seoul 121‑795, Korea

(Address of principal executive offices)

Heung Gon Kim

Chief Financial Officer

15F, 396 World Cup buk‑ro, Mapo‑gu,

Seoul 121‑795, Korea

Telephone: 82‑2‑2132‑7000

Fax: 82‑2‑2132‑7070

(Name, Telephone, E‑mail and/or Facsimile number and Address of Company Contact Person)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Shares, par value Won 500: 6,948,900

Indicated by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S‑T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board ☑  Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act). Yes ☐  No ☑

CERTAIN DEFINED TERMS

Unless the context otherwise requires, references in this annual report on Form 20‑F (this “Annual Report”) to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;
•	“ADSs” are to our American depositary shares, each of which represents two shares of our common stock;
•	“China” or the “PRC” are to the People’s Republic of China (excluding, for the purposes of this annual report on Form 20‑F, Taiwan, Hong Kong and Macau, unless specifically indicated otherwise);
•	“Chinese Yuan” are to the currency of China;
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

For your convenience, and unless otherwise stated, this Annual Report contains translations of certain Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 29, 2017, which was Won 1,067.42 to US$1.00. No assurance is given that any Won or Dollar amounts could have been or may now be converted into Dollars or Won, as the case may be, at such rate, or any other rate, or at all.

Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD‑LOOKING STATEMENTS

This Annual Report for the year ended December 31, 2017 contains “forward‑looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act.” The forward‑ looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry, and are subject to various risks and uncertainties. Generally, these forward‑looking statements can be identified by the use of forward‑looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “predict,” “project,” “continue” and variations of these words, similar expressions, or that certain events, actions or results “will,” “may,” “might,” “should,” “would” or “could” occur, be taken or be achieved.

Forward‑looking statements include, but are not limited to, the following:

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

We caution you not to place undue reliance on any forward‑looking statement, each of which involves risks and uncertainties. Although we believe that the assumptions on which our forward‑looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward‑looking statements based on those assumptions could be incorrect. All forward‑looking statements are based on our management’s current expectations, assumptions, estimates and projections of future events and are subject to a number of factors that could cause actual results to differ materially from those described in the forward‑looking statements. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; changes in customer preference and popular culture and trends, including the online or mobile gaming culture; political changes; global economic events including, but not limited to, a significant downturn in the global economic and financial markets and a tightening of the global credit markets; changes in business and economic conditions; fluctuations in foreign exchange rates; fluctuations in the prices of our products; decreasing consumer confidence and slowing of economic growth generally; and other risks and uncertainties that are more fully described under the heading “Risk Factors” in this Annual Report, and elsewhere in this Annual Report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward‑looking statements. Except as required by law, we undertake no obligation to update or revise any forward‑looking statements, whether as a result of new information, future events or otherwise. All subsequent forward‑looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

ITEM 3.A.  SELECTED FINANCIAL DATA

We adopted International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board starting from the fiscal year ended December 31, 2017. Prior to the fiscal year ended December 31, 2017, we prepared our consolidated financial statements in accordance with generally accepted accounting principles accepted in the United States (“U.S. GAAP”). In accordance with the First Time Adoption of International Reporting Standards (“IFRS 1”), our financial results for the year ended December 31, 2016 have been adjusted with IFRS and differ from such results reported previously. An explanation of how the transition to IFRS from U.S. GAAP has affected our reported financial results is included in Note 4 to our consolidated financial statements.

Pursuant to the transitional relief granted by the U.S. Securities and Exchange Commission (the “SEC”) in respect of the first-time adoption of IFRS, we have provided in this Annual Report the financial statements as of and for the years ended December 31, 2016 and 2017 in accordance with IFRS.

You should read the selected financial data below in conjunction with our audited consolidated financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2016 and 2017, and the related notes included elsewhere in this Annual Report and ITEM 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS,” The selected financial data presented below has been derived from our audited consolidated financial statements which are included elsewhere in this Annual Report. Our historical results do not necessarily indicate expected results for any future periods.

	As of and for the Years Ended December 31,
	2016		2017		2017(1)
		(In millions of Korean Won and thousands of US$, except share and per share data, operating data and percentages)
Statements of operations
Revenues:
Online games-subscription revenue	~~W~~	23,065	~~W~~	36,428	US$	34,127
Online games-royalties and license fees		12,867		16,244		15,218
Mobile games and applications		12,041		82,624		77,406
Character merchandising, animation and other revenue		3,423		6,327		5,927
Total revenues		51,396		141,623		132,678
Cost of revenues		29,587		94,234		88,282
Gross profit		21,809		47,389		44,396

Operating expenses:
Selling, general and administrative expenses		(15,977)		(28,012)		(26,243)
Research and development		(1,973)		(5,239)		(4,908)
Other income		44		165		155
Other expenses		(69)		(268)		(251)
Total operating expenses		17,975		33,354		31,247
Operating profit		3,834		14,035		13,149
Finance income (costs)
Finance income		1,666		1,875		1756
Finance costs		(1,673)		(1,452)		(1,360)
Net finance income(costs)		(7)		423		396
Profit before income tax		3,827		14,458		13,545
Income tax expenses		3,240		1,144		1,072
Profit for the year		587		13,314		12,473
Profit (loss) attributable to:
Non-controlling interest		(70)		(5)		(5)
Owners of the Parent Company	~~W~~	657	~~W~~	13,319	US$	12,478
Other comprehensive income (loss)
Foreign currency translation adjustment		(77)		37		35
Total comprehensive income for the year		510		13,351		12,508
Total comprehensive income attributable to:
Non-controlling interest		(70)		(5)		(5)
Owners of the Parent Company	~~W~~	580	~~W~~	13,356	US$	12,513
Balance sheet data:
Cash and cash equivalents	~~W~~	16,720	~~W~~	39,095		US$36,626
Total current assets		53,593		108,871		101,995
Property and equipment, net		478		946		886
Total assets		55,744		115,883		108,564
Total current liabilities		20,686		64,744		60,655
Total liabilities		25,097		71,885		67,345
Equity attributable to owners of the Parent Company		31,204		44,560		41,746
Non-controlling interest		(557)		(562)		(527)
Total equity		30,647		43,998		41,219
Selected operating data and financial ratios (unaudited):
Gross profit margin(2)		42.4%		33.5%		33.5%
Operating profit margin(3)		7.5%		9.9%		9.9%
Net profit margin(4)		1.3%		9.4%		9.4%

Notes:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,067.42 to US$1.00, the noon buying rate in effect on December 29, 2017 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)	Gross profit margin for each period is calculated by dividing gross profit by total revenues for each period.
(3)	Operating profit margin for each period is calculated by dividing operating income by total revenues for each period.

(4)	Net profit margin for each period is calculated by dividing net profit attributable to owners of the parent company by total revenues for each period.

Exchange Rate Information

The following table sets forth information concerning the noon buying rate as certified by the Federal Reserve Bank of New York for customs purposes for the years 2013 through 2017 and for each month and period indicated, expressed in Won per U.S. dollar.

Period	At End of Period	Average Rate(1)	High	Low
2013	1,055.3	1,094.6	1,161.3	1,050.1
2014	1,090.9	1,054.0	1,117.7	1,008.9
2015	1,169.3	1,133.7	1,196.4	1,063.0
2016	1,203.7	1,161.5	1,242.6	1,090.0
2017	1,067.4	1,121.1	1,207.2	1,067.4
October	1,115.7	1,130.1	1,143.5	1,115.7
November	1,084.8	1,099.8	1,120.0	1,079.3
December	1,067.4	1,082.9	1,094.6	1,067.4
2018
January	1,068.3	1,065.6	1,073.6	1,057.6
February	1,082.1	1,078.5	1,093.0	1,065.3
March	1,060.9	1,069.9	1,081.3	1,060.3
April (through April 20)	1,071.0	1,065.2	1,071.6	1,054.6

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

ITEM 3.C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

ITEM 3.D.  RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We currently depend on our main intellectual property, Ragnarok Online, for a significant portion of our revenues.

A significant portion of our revenues has been and is currently derived from Ragnarok Online and other games developed based on the contents of Ragnarok Online. We derived Won 37,483 million (US$ 35,116 thousand) in revenues from Ragnarok Online in 2017 and Won 29,446 million in revenues from Ragnarok Online in 2016, representing approximately 26.5% and 57.3% of our total revenues in 2017 and 2016, respectively. Also, we derived Won 83,907 million (US$ 78,607 thousand) in revenues from the games developed based on the contents of Ragnarok Online in 2017 and Won 7,930 million in 2016, representing approximately 59.2% and 15.4% of our total revenues in 2017 and 2016, respectively.

Ragnarok Online has been on the market for sixteen years and has reached maturity in most of our principal markets. The Company has continually maintained, improved and updated Ragnarok Online. If we fail to maintain, improve, update or enhance Ragnarok Online in a timely manner or successfully introduce it in new markets, this is likely to lead to a continual decline in Ragnarok Online’s user base and subscription revenues and royalties. This would likely lead to a decline in our overall revenues, which would materially and adversely affect our business, financial condition and results of operations.

If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online and mobile games, our business, financial condition and results of operations may be materially and adversely affected.

In order to grow our revenues and net income, we must retain our existing users and attract new users by developing, acquiring, licensing, launching, marketing or operating other commercially successful online and mobile games. In addition to Ragnarok Online, we currently offer seven other online games: Ragnarok Online II, Requiem, R.O.S.E. Online, Dragonica, which is also known as Dragon Saga in the United States, Canada and South America except for Brazil, Ragnarok Prequel, Ragnarok Clicker and Point Blank. None of our other online games to date has proven to be as commercially successful as Ragnarok Online. We stopped offering Steal Fighter and H.A.V.E. Online in February and March of 2014, respectively, after neither game achieved wide-spread popularity. Further, the limited market acceptance of Ragnarok Online II has resulted in financial losses, including the recognition of an impairment loss on intangible assets of Won 4,605 million in 2015, and the termination or amendment of license agreements with our licensees. Since April 2014, there have been terminations of various license agreements for service of Ragnarok Online II in the Philippines, Brazil, Singapore, Malaysia, Thailand, Vietnam, Japan and Indonesia. As part of the termination of the Ragnarok Online II license agreement in Japan with GungHo, US$5,000 thousand in initial payments received from GungHo were refunded in four equal payments by the end of December 2017.

Although service of Ragnarok Online II in such jurisdictions will continue to be offered by our subsidiary, Gravity Interactive Inc., our termination of agreements with local licensees could adversely affect our revenues from Ragnarok Online II.

We also offer mobile games which are played using mobile devices and smartphones, including Google Android compatible phones, the Apple iPhone, other feature phones, and tablet computers. In January 2015, we entered into a development agreement with Shanghai The Dream Network Technology Co., Ltd., or “Dream Square,” to develop and distribute two mobile games in China based on the contents of Ragnarok Online. This agreement was amended in March 2016 to grant Dream Square an exclusive right to develop mobile and web games based on the contents of Ragnarok Online and distribute such games in China for five years from March 25, 2016, following which Dream Square developed and launched three mobile games – RO: Idle Poring, Ragnarok R and Ragnarok M – based on the contents of Ragnarok Online in June 2016, October 2016 and March 2017, respectively. We launched these games in various markets including Taiwan, Korea, the United States and Canada. For additional information, see ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Mobile games and applications.”

Although we achieved significant commercial success after publishing these games in 2017, there is no guarantee that we will continue to be successful in the mobile game publishing business. A game’s commercial success largely depends on appealing to the tastes and preferences of a critical mass of users as well as the willingness of such users to purchase the game and/or in‑game items, and to continue as paying subscribers, all of which are difficult to predict prior to a game’s development and introduction. Developing games requires substantial development costs, including the costs of employing skilled developers and acquiring or developing game engines which enable the creation of games with the latest technological features. For us to succeed, we must acquire, license or develop promising games at acceptable costs and ensure technical support for the successful operation of such games. The online and mobile gaming industries are highly competitive, and we may not be able to acquire, license or develop promising games at acceptable costs. In order to successfully distribute and operate a game, we also need a sizable game management and support staff, continued investment in technology and a substantial marketing budget.

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

In markets other than Korea, the United States, Canada, Taiwan, Hong Kong and Macau and certain other countries in which we or our subsidiaries directly publish our games, we license our games to overseas operators or distributors for license fees and royalty payments based on a percentage of revenues generated from our games in such markets. Overseas license fees and royalty payments represented 11.1% of our total revenues in 2017 and 25.0% of our total revenues in 2016.  Deterioration of our relationships with material licensees or material adverse changes in the terms of our licenses with such licensees will likely have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, as we are heavily dependent on certain licensees, deterioration or any adverse developments in the operations, including changes in senior management, of our overseas licensees may materially and adversely affect our business, financial condition and results of operations.

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

Disruptions in the political environments in which our licensees operate may also have a negative impact on their business and in turn materially and adversely affect our business, financial condition and results of operations.

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

Our competitors in the online and mobile game industries vary in size from small companies to very large companies with dominant market shares. Many of our competitors have significantly greater financial, marketing and game development resources than we have. As a result, we may not be able to devote adequate resources to develop, acquire or license new games, undertake extensive marketing campaigns, adopt aggressive pricing policies or adequately compensate our game developers or third‑party game developers to the same degree as many of our competitors do.

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

In October 2010, we acquired an aggregate of 50.83% of the total shares of Barunson Interactive Corporation, subsequently named Gravity Games Corporation, or “Gravity Games,” an online game developer in Korea, and increased our ownership in Gravity Games to 85.5% in August 2013. Gravity EU SASU, our former wholly‑owned subsidiary in France, was converted into a joint venture company in which we had a 25% equity interest, Gravity EU SAS, with Media‑Participations Paris SA as the joint venture partner, in July 2011. In November 2014, we sold our 25% equity interest in Gravity EU SAS to Dargaud SA.

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

Our mobile games increasingly leverage the global connectivity and distribution of mobile platforms including Apple’s App Store for iOS devices and the Google Play Store for Android devices. Our games are distributed on these platforms and the virtual items we sell in our games are purchased using the payment processing systems of these platform providers. In 2017, 48.9% of our revenues were generated through third party mobile platforms. We are subject to the standard policies and terms of service of these third party platforms, which govern the promotion, distribution and operation of games on the platform and can be changed by the platform providers, in their sole discretion, at any time. Such changes may decrease the visibility or availability of our games, limit our distribution capabilities, prevent access to our existing games, reduce revenue we may recognize from in-game purchases, increase our costs to operate on these platforms or result in the exclusion or limitation of our games on such third party platforms. Any such changes could significantly harm our business in both the short-term and long-term.

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

Our revenues and results of operations have varied significantly in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation, such as competition, regulatory changes and general economic conditions, are outside our control. In addition, usage of our online and mobile games typically increased slightly around the Lunar New Year’s holiday and other holidays, in particular during winter and summer school holidays. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the trading price of our ADSs or any other securities of ours which may become publicly traded to decline.

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

“Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. We may have to spend significant capital and human resources to fix any damage to our system. In addition, we cannot ensure that any measures we take against hacking will be effective. A well‑publicized computer security breach could significantly damage our reputation and materially and adversely affect our business.

We have been subject to denial of service attacks that have caused portions of our network to be inaccessible for limited periods of time but did not cause material losses or damages. Although we take a number of measures to ensure that our systems are secure and unaffected by security breaches, including ensuring that our servers are hosted at physically secure sites, real‑time monitoring against possible intrusion and saving all logs, preventing any unauthorized access to servers, and using firewalls, server virtualization technology, which allows one physical server to be divided into multiple virtual servers, each of which functions individually as a complete and independent server, and encryption technology, we cannot ensure that the measures we have implemented will be effective against all hacking efforts.

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

Despite security measures, some of our employees or licensees’ employees with high‑level security access to our network, or other employees or persons who hack into or otherwise gain unauthorized access to certain sectors of our network, may succeed in breaching internal security systems and engage in electronic embezzlement by creating or diverting game money used in our online and mobile games and publicly or privately selling the game money for their financial benefit. Although we have internal security procedures in place designed to prevent electronic embezzlement and have not had any material incident of electronic embezzlement since early 2006, we cannot assure you that we or our overseas licensees will be successful in preventing all electronic embezzlement. We have taken a number of procedures to prevent electronic embezzlement, including installing security programs designed to prevent counterfeiting and modification of program files, but cannot assure you such procedures will be sufficient to prevent new methods to engage in electronic embezzlement. Incidents of electronic embezzlement may negatively impact the reputation of our games, which may materially and adversely affect our business, financial condition and results of operations.

Cheating by users of online and mobile games could negatively impact the popularity of our online and mobile games and adversely affect our reputation and results of operations.

We have experienced numerous incidents where users were able to modify the published rules of our online and mobile games. Although these users did not gain unauthorized access to our systems, they were able to modify the rules of our online and mobile games during game play in a manner that allowed them to cheat and disadvantage other online game users. For example, utilizing auto‑run programs that enabled the games to be continuously and automatically played without user participation, users have accumulated in‑game points quickly, causing many other players to stop using the game and shortening the game’s life cycle. For mobile games, some users have purchased game money or in‑game items through cloned mobile phones and sold such illegally obtained property to other users, which resulted in a shortfall between total sales and our actual revenues. Such unauthorized manipulation of our games may negatively impact users’ perception of our games and damage our reputation as well as our results of operations. Although we have taken a number of measures to deter our users from cheating when playing our games, including spot checks and monitoring of game play by game masters and system operators to check for suspicious activity, and encrypting packets, we cannot assure you that we or our licensees will be successful in timely taking the corrective measures necessary to prevent users from modifying the terms of our games.

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

Since the commercialization of Ragnarok Online in August 2002, we have discovered that the server‑end software of Ragnarok Online has been unlawfully released on a consistent basis in most of the countries and markets in which Ragnarok Online has been offered. This enables unauthorized parties to set up local server networks to operate Ragnarok Online, which may result in the diversion of a significant number of paying users. We designate certain employees to be responsible for detecting such illegal servers. In Korea, we report offenders to the relevant enforcement authority for possible prosecution relating to crimes on the Internet. In markets outside of Korea, we cooperate with and rely on our licensees to seek enforcement actions against operators of illegal servers. For example, in Japan, we submitted a preliminary written accusation to the Tokyo Metropolitan Police Department in October 2009 and filed criminal charges against an illegal server operator of Ragnarok Online in April 2011 in cooperation with GungHo, our licensee in Japan. The case file was transferred to the Nagano District Public Prosecutor’s Office in December 2014 and the defendant was summarily indicted for copyright violation with a fine of Japanese Yen 300,000 in September 2015. We may incur considerable costs in the future in order to remedy software piracy of our server software and to enforce our rights against the operators of unauthorized server networks.

The validity, enforceability, enforcement mechanisms and scope of protection of intellectual property in Internet‑related industries are uncertain and evolving. In particular, the laws and enforcement regimes of Korea, Japan, Taiwan, China, Thailand and certain other countries in which our games are distributed are uncertain or may not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Such litigation could result in substantial costs and diversion of our resources, disruption of our business, and have a material adverse effect on our business, prospects, financial condition and results of operations.

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

We may not be able to successfully implement our growth and profit improvement strategies.

We are pursuing a number of growth and profit improvement strategies, including the following:

•	distributing games developed in‑house;
•	publishing games acquired from or developed by third parties through licensing arrangements;
•	intellectual property licensing to or from third parties for game development;
•	offering our games in countries where we currently have little or no presence;
•	optimizing our marketing and research and development expenditures;
•	cross‑selling our popular online games through other lines of businesses, such as mobile games, console games, animation and character merchandising; and
•	pursuing strategic relationships with game development and service companies.

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

While we carry insurance coverage against certain risks to our property and assets, such as fire, flood and earthquake, as well as directors’ and officers’ liability insurance, we do not separately maintain casualty and liability insurance against litigation, risks or disruptions related to our business. The occurrence of any natural disaster, fire, power loss, telecommunications failure, break‑ins, sabotage, computer viruses, intentional acts of Internet vandalism, human error or other similar events may damage our facilities or network servers and disrupt the operation of our business. As we do not carry sufficient natural disaster or business interruption insurance to compensate us for all types or amounts of loss that could arise, any damage or disruption from such events might result in our incurring substantial costs and the diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations. See ITEM 4.B. “BUSINESS OVERVIEW—INSURANCE.”

As we introduce new games, we face the risk that a significant number of users of our existing games may migrate to our new games.

We expect that as we introduce new games, a certain number of our existing users may migrate from our existing games to the new games, which may lead to a decrease in the player base of our existing games and in turn make those existing games less playable to other game players, resulting in decreased revenues from our existing games. Players of our existing games may also spend less money to purchase in‑game items in our new games than they would have spent if they had continued playing our existing games. In addition, our game players may migrate from our existing games with a higher profit margin to new games with a lower profit margin. If any of the forgoing occurs, our revenues and profitability are likely to be materially and adversely affected.

Although we believe that we may not have been a passive foreign investment company (“PFIC”) for taxable year 2017, we believe that we were a PFIC for taxable years 2008 through 2016, and we may be a PFIC in future years. As a result of being a PFIC in prior years, and because of the possibility that we may have been a PFIC for the 2017 taxable year and may be a PFIC in future taxable years, U.S. investors could be subject to adverse U.S. federal income tax consequences.

The rules governing passive foreign investment companies (“PFICs”) can have adverse consequences for U.S. investors for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. As discussed in ”Taxation—Material U.S. Federal Income Tax Considerations,” we believe that we may not have been a PFIC for taxable year 2017, but we believe that we were a PFIC for taxable years 2008 through 2016, and we may be a PFIC in future years. The determination of whether we are a PFIC depends on particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Such determination is also expected to depend, in part, upon (1) the market price of the ADSs and (2) the composition of our income and assets. In light of the foregoing, no assurance can be provided that we were not a PFIC for the 2017 taxable year or that we will not become a PFIC in any future taxable year. Furthermore, if we are treated as a PFIC, then one or more of our subsidiaries may also be treated as PFICs.

If we were characterized as a PFIC for any taxable year, and a U.S. Holder (as defined in “Taxation—Material U.S. Federal Income Tax Considerations”) held our ADSs or common shares during such taxable year, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding taxable years during which the U.S. Holder holds ADSs or common shares, even if we cease to meet the requirements for PFIC status. In such case, U.S. Holders of our common shares and ADSs would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. Whether U.S. Holders of our common shares or ADSs make (or are eligible to make) a timely qualified electing fund, or QEF, election or a mark to market election may affect the U.S. federal income tax consequences to U.S. Holders with respect to the acquisition, ownership and disposition of our common shares and ADSs and any distributions such U.S. Holders may receive. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a QEF election if we are classified as a PFIC. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our common shares and ADSs.

If we fail to achieve and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results or do so on a timely basis and our ability to prevent or detect fraud may be reduced and investor confidence and the market price of our ADSs may be adversely affected.

We are subject to Section 404 of the Sarbanes‑Oxley Act of 2002, which requires us to, among other things, maintain an effective system of internal controls over financial reporting, and requires our management to provide a certification on the effectiveness of our internal controls on an annual basis.

Although we have determined that our internal controls over financial reporting were effective for the year ended December 31, 2017, we may in the future determine that we have a material weakness in our internal controls over financial reporting. Our registered public accounting firm is not required to and has not audited our internal controls over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results in a timely manner or prevent errors or fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to loss of investor confidence in the reliability of our consolidated financial statements and could result in investigations or sanctions by the SEC, NASDAQ, or other regulatory authorities or in stockholder litigation. Any of these factors could ultimately harm our business and could adversely impact the market price of our ADSs. See ITEM 15. “CONTROLS AND PROCEDURES.”

Rapid technological developments and changes in market environment may limit our ability to recover game development costs and adversely affect our financial condition and results of operations due to impairment loss.

The online and mobile game industries are subject to rapid technological developments and changes in market environment, which could render our online and mobile games under development and commercialized games obsolete or unattractive to users. Any resulting failure to recover capitalized development costs and the recognition of impairment loss for such costs may materially and adversely affect our financial condition and results of operations.

We could suffer losses due to asset impairment charges.

We held a total of Won 1,036 million (US$ 971 thousand) in intangible assets at December 31, 2017. See Note 9 to our consolidated financial statements included in this Annual Report. We test indefinite‑lived intangible assets at least annually for impairment, and more frequently if an event occurs or circumstances change so that the carrying amount may not be recoverable. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by our management. If such an adverse event occurs and has the effect of changing one of the critical assumptions or estimates related to the fair value of our intangible assets, an impairment charge could result. For example, in 2017, we recognized impairment loss on intangible assets of Won 230 million related to Sword and Fairy: Mirror’s Mirage and we have recognized other similar impairment losses during the past several years.

There can be no assurance that future reviews of intangible assets will not result in significant impairment charges. Although it does not affect cash flow, an impairment charge does have the effect of decreasing our earnings, assets and shareholders’ equity.

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

Adverse changes in the withholding tax rates in the countries from which we receive license fees and royalties and adverse changes in realizability of deferred tax assets could adversely affect our net profit.

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

Our future performance will depend in large part on the economic growth of our principal markets. Our top geographic markets in terms of revenues were Taiwan, Korea, Japan, the United States and Canada, and Thailand, representing 53.7%, 20.3%, 6.7%, 5.5% and 4.6%, respectively, of our total revenues in 2017. Accordingly, our business, prospects, financial condition and results of operations are subject to the economic, political, legal and regulatory conditions and developments in these countries and markets. Adverse economic developments in such markets may have an adverse effect on the number of our users and our revenues and have a material adverse effect on our results of operations.

The overall prospects for our principal markets as well as the global economy remain uncertain. For example, in Korea, the economic indicators in recent years have shown mixed signs, and future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy. Unfavorable or uncertain economic and market conditions, which can be caused by difficulties in the financial sector, corporate, political or other scandals that may reduce confidence in the markets, declines in business confidence, increases in inflation, natural disasters or pandemics, outbreaks of hostilities or other geopolitical instability. Deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing controversy between Korea and China, which is Korea’s largest export market, regarding the deployment of a Terminal High Altitude Area Defense system in Korea by the United States and the ensuing economic and other retaliation by China), or a combination of these or other factors, have in the past adversely affected, and may in the future adversely affect, the Korean economy and, in turn, our business and performance.

Fluctuations in exchange rates could result in foreign currency exchange losses.

In most of the countries in which our games are distributed, the revenues generated by our overseas branch, licensees or subsidiaries are denominated in local currencies, which include, among others, the NT dollar, the Japanese Yen, the U.S. dollar, the Euro, the Thai Baht and the Chinese Yuan. In 2017, approximately 79.7% of our revenues were denominated in foreign currencies, primarily in the NT dollar and the Japanese Yen. As the revenues denominated in local currencies, other than U.S. dollar, Japanese Yen and Euro, are converted into U.S. dollars for remittance of monthly royalty payments to us, any depreciation of the local currencies against the U.S. dollar will result in reduced license fees and monthly royalty payments in U.S. dollar terms and may materially and adversely affect our financial condition and results of operations.

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

As of December 31, 2017, we have not entered into any outstanding foreign currency forward exchange contract. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost‑effective manner, or at all.

Increased tensions with North Korea could adversely affect us and the price of our ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long‑range and submarine-launched ballistic missile programs and increased uncertainty regarding North Korea’s actions. Recently, there have been certain discussions on initiating dialogues among South Korea, North Korea and/or the United States for appeasing such security concerns. However, there can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any such further increase in tension, which may occur, for example, if North Korea experiences a leadership or economic crisis, and any resulting military hostilities, could adversely affect our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our ADSs.

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

Our corporate affairs are governed by our articles of incorporation and by the laws and regulations governing Korean corporations. The rights and responsibilities of our shareholders and members of our Board of Directors under Korean law may be different from those that apply to shareholders and directors of a U.S. corporation. For example, minority shareholder rights afforded under Korean law often require the minority shareholder to meet minimum shareholding requirements in order to exercise certain rights. Under applicable Korean law, of the total issued and outstanding shares, a shareholder must own at least (i) one percent to bring a shareholders’ derivative lawsuit (or to demand that a director cease certain activity or conduct if there are concerns that a director may cause irrevocable damage to the company by acting in violation of applicable laws and regulations or the articles of incorporation), (ii) three percent to demand convocation of an extraordinary meeting of shareholders, demand removal of directors or inspect the books and related documents of a company, or to propose the agenda for a general meeting of shareholders, (iii) ten percent to apply to the court for dissolution if there is gross improper management or a deadlock in corporate affairs likely to result in a significant and irreparable harm to the company or to apply to the court for a reorganization in the case of an insolvency, and (iv) twenty percent to block a small‑scale share exchange or a small merger that may be approved only by a board resolution. In addition, while the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a U.S. corporation. Although the “business judgment rule” concept exists in Korea, there is insufficient case law or precedent to provide guidance to the management and shareholders as to how it should be applied or interpreted. Holders of our ADSs may have more difficulty protecting their interests against actions of our management, members of our Board of Directors or controlling shareholders than they would as shareholders of a U.S. corporation.

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

Accordingly, if we issue new shares to non‑shareholders based on such exceptions, existing holders of ADSs will be diluted. If none of the above exemptions is available under Korean law, we may be required to grant subscription rights when issuing additional common shares. However, under U.S. law, we would not be able to make those rights available in the United States unless we register the securities to which the rights relate or an exemption from the registration requirements of the Securities Act is available. Under the deposit agreement governing the ADSs, if we offer rights to subscribe for additional common shares, the depositary under the deposit agreement, after consultation with us, may make such rights available to you or dispose of such rights on behalf of you and make the net proceeds available to you or, if the depositary is unable to take such actions, it may allow the rights to lapse with no consideration to be received by you. The depositary is generally not required to make available any rights under any circumstances. We are under no obligation to file a registration statement under the Securities Act to enable you to exercise preemptive rights in respect of the common shares underlying the ADSs, and we cannot assure you that any registration statement would be filed or that an exemption from the registration requirement under the Securities Act would be available. Accordingly, you may not be entitled to exercise preemptive rights and may thereby suffer dilution of your interests in the Company.

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

In some limited circumstances, including the transfer of the whole or any significant part of our business, our acquisition of all or a part of the business of any other company having a material effect on our business, or our merger or consolidation with another company, except a small‑scale merger (as prescribed under Korean law) that leaves us as the surviving company, dissenting shareholders have the right to require us to purchase their shares under Korean law. However, if you hold our ADSs, you will not be able to exercise such dissent and appraisal rights unless you have withdrawn the underlying common shares from the depositary facility and become our direct shareholder prior to the record date for the shareholders’ meeting at which the relevant transaction is to be approved.

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

Under Korean tax law, if you are a U.S. investor, you may be subject to Korean withholding taxes on capital gains and dividends in respect of the ADSs unless an exemption or a reduction under the income tax treaty between the United States and Korea is available. Under the Korea‑United States tax treaty, capital gains realized by holders that are residents of the United States eligible for treaty benefits will not be subject to Korean taxation upon the disposition of the ADSs. However, under the Korea‑United States tax treaty, the following holders are not eligible for such tax treaty benefits: (i) in case the holder is a United States corporation, if by reason of any special measures, the tax imposed on such holder by the United States with respect to such capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and 25% or more of the holder’s capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States; and (ii) in case the holder is an individual, if such holder maintains a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and the holder’s ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or such holder is present in Korea for a period or periods of 183 days or more during the taxable year.

You may have difficulty bringing an original action or enforcing any judgment obtained outside Korea against us and our directors and officers who are not U.S. persons.

We are organized under the laws of Korea, and all of our directors and officers reside outside the United States. While we have a wholly‑owned subsidiary in the United States, most of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us court judgments obtained in the United States that are predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States.

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

ITEM 4.  INFORMATION ON THE COMPANY

ITEM 4.A.  HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated as a company with limited liability under Korean law on April 4, 2000 under the legal name of Gravity Co., Ltd. Following our initial public offering of 8,000,000 ADSs, each representing one‑fourth of one share of our common stock, par value Won 500 per share, on February 8, 2005, our ADSs were listed on the NASDAQ Stock Market's NASDAQ Global Market and from November 26, 2014, our ADSs have been traded on the NASDAQ Capital Market under the symbol “GRVY.” We list below some of the developments relating to our organizational structure.

•

In March 2003, we established Gravity Interactive, LLC, our wholly‑owned subsidiary in the United States. The name of Gravity Interactive, LLC was changed on January 1, 2006 to Gravity Interactive, Inc., or “Gravity Interactive.”

•

In January 2004, we acquired 50% of the voting shares of Gravity Entertainment Corporation, or “Gravity Entertainment,” formerly RO Production Co., Ltd., our subsidiary in Japan. In October 2004, we obtained from GungHo, which was then the other 50% shareholder of RO Production Co., Ltd., their ownership interest in RO Production Co., Ltd., which made Gravity Entertainment our wholly‑owned subsidiary. RO Production Co., Ltd. changed its corporate name to Gravity Entertainment on February 5, 2005.

•	In November and December of 2005, we acquired an aggregate of 96.11% of the total shares of NeoCyon, which provides mobile multimedia services in Korea.
•

In August 2006, we founded Gravity EU SASU, a wholly‑owned subsidiary based in France, which was converted into a joint venture company in which we have a 25% equity interest, Gravity EU SAS, with Media‑Participations Paris SA as the joint venture partner, in July 2011. In November 2014, we sold our 25% equity interest in Gravity EU SAS to Dargaud SA, which resulted in Gravity EU SAS ceasing to be our affiliated company.

•

In May 2007, we established Gravity Middle East & Africa FZ‑LLC, or “Gravity Middle East & Africa,” a wholly‑owned subsidiary in Dubai. Gravity Middle East & Africa FZ LLC went into liquidation proceedings in the United Arab Emirates, or “UAE,” in September 2008 and the liquidation was completed on November 4, 2015.

•

On April 1, 2008, GungHo acquired shares of our common stock, after which it became our largest shareholder, beneficially owning approximately 52.4% of our common shares. GungHo subsequently purchased our ADSs and beneficially owns approximately 59.3% of our common shares as of March 31, 2018.

•

In October 2010, we acquired an aggregate of 50.83% of the total shares of Barunson Interactive Corporation, or “Barunson Interactive,” an online game developer in Korea. Barunson Interactive changed its corporate name to Gravity Games on March 28, 2011. In August 2013, we increased our ownership in Gravity Games to 85.5%.

•	In November 2016, we established a local branch in Taipei, Taiwan.
•	In April 2018, we established Gravity Communications Co., Ltd., our wholly owned subsidiary in Taiwan.

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

Our registered office is located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 121‑795, Korea. Our telephone number is (822) 2132‑7000. Our main Web site is at http://www.gravity.co.kr.

ITEM 4.B.  BUSINESS OVERVIEW

OVERVIEW

Our main geographic markets in terms of revenue include Korea, Japan, the United States/Canada and Taiwan. We are a leading developer and publisher of online games and mobile games in Taiwan, Korea, the Philippines and Thailand based on the number of peak concurrent users as compiled from various statistical data available from public sources in such countries. We are based in Korea, and we currently offer seven online games. Our principal product, Ragnarok Online, is commercially offered in Korea and 80 other countries and markets. Ragnarok Online II is currently commercially offered globally except for China. Requiem is commercially offered globally. R.O.S.E. Online is commercially offered in the United States, Canada, Mexico and 40 other countries. Dragonica is commercially offered globally except for Thailand. We offer Ragnarok Prequel in Taiwan, Hong Kong, Macau, the United States, Canada and two other countries. We also offer Ragnarok Clicker globally and Point Blank in Taiwan. See ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Online Games.”

We offer a number of mobile games, console games and a game for Internet protocol television, or “IPTV,” and license the merchandizing rights of character‑related products based on our online games. We intend to diversify our game offering by developing online and mobile games in‑house or through outsourcing as well as publishing additional games developed by third parties.

We directly manage all aspects of operation of our online games in Korea, Taiwan, Hong Kong and Macau.

Gravity Interactive, our wholly‑owned subsidiary in the United States, is responsible for all aspects of Ragnarok Online game operations in the United States, Canada, Australia and 36 other countries, for all aspects of Ragnarok Online II game operations globally except for China, for all aspects of Requiem game operations globally, for all aspects of R.O.S.E. Online game operations in the United States, Canada, Mexico and 40 European countries, and for all aspects of Dragonica globally except for Thailand, Taiwan, Hong Kong and Macau. Also, Gravity Interactive is in charge of game service for Ragnarok Prequel in the Philippines, the United States and Canada, and Ragnarok Clicker globally. In the countries where we and Gravity Interactive manage game operations, our online game revenues are recorded as subscription revenues.

Except as managed by us and our affiliates as described above, our overseas licensees are responsible for all aspects of online game operations in their respective markets in close cooperation with us. Our license agreements have an initial term of one to three years and are subject to renewal once the initial term expires. We rely on the initial and renewal license fees and the ongoing royalties from our overseas licensees for a significant portion of our revenues. The ongoing royalties are based on a percentage of revenues generated by our overseas licensees from the subscriptions to our games or the micro‑transaction system in their respective markets.

Except in Korea, the United States and Canada, Taiwan, Hong Kong and Macau, our overseas licensees handle our mobile game operations in close cooperation with us. We and NeoCyon manage all aspects of operations of our mobile games in Korea, Taiwan, Hong Kong and Macau, and Gravity Interactive manage all aspects of operations of our mobile games in the United States and Canada. Revenues from our mobile games, regardless of the operator, are recorded as mobile games revenues.

The following table sets forth a summary of our consolidated statements of operations showing revenues from our online games (by type of revenue and geographic market), mobile games and applications, and character merchandising and other revenue as a percentage of total net revenues for the periods indicated.

	2016			2017			2017(1)
	(In millions of Korean Won and thousands of US$, except percentages)
Online game revenue:
Subscription revenue:
Taiwan/Hong Kong/Macau(2)	~~W~~	14,807	28.8%	~~W~~	26,437	18.7%	US$	24,767
United States/Canada(3)		3,925	7.6		5,130	3.6		4,806
Korea		4,333	8.4		4,861	3.4		4,554
Subtotal		23,065	44.8		36,428	25.7		34,127
Royalties and license fees:
Japan		8,470	16.5		9,404	6.6		8,810
Thailand		2,259	4.4		2,295	1.6		2,150
China		224	0.4		1,454	1.0		1,362
Others		1,914	3.8		3,091	2.3		2,896
Subtotal		12,867	25.1		16,244	11.5		15,218
Mobile games and applications revenue		12,041	23.4		82,624	58.3		77,406
Character merchandising and other revenue		3,423	6.7		6,326	4.5		5,927
Total revenue	~~W~~	51,396	100.0%	~~W~~	141,623	100.0%	US$	132,678

Notes:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,067.42 to US$1.00, the noon buying rate in effect on December 29, 2017 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)

Subscription revenues in Taiwan, Hong Kong and Macau, as shown on this table, include revenues from Ragnarok Online generated in such markets which we have serviced directly since June 15, 2016, following the termination of the license agreement with the relevant licensee in such jurisdictions as of June 1, 2016. Such revenues generated from Ragnarok Online in Taiwan, Hong Kong and Macau prior to June 15, 2016 are shown as Online game revenue—Royalties and license fees—Others.

(3)

Subscription revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries and markets managed by Gravity Interactive. For Ragnarok Online, the countries serviced by Gravity Interactive include the United States, Canada, Australia and 39 other countries in 2016. On June 29, 2017, our local licensee began to offer Ragnarok Online in the Philippines and, on November 30, 2017, the same licensee began to offer Ragnarok Online in Singapore and Malaysia. Upon these changes, the revenues from Ragnarok Online generated in the Philippines through June 28, 2017 are shown as Online game revenue—Subscription revenue—United States/Canada and those generated on or after June 29, 2017 are shown as Online game revenue—Royalties and license fees—Others. The revenues generated in Singapore and Malaysia through November 29, 2017 are shown as Online game revenue—Subscription revenue—United States/Canada and those generated on or after November 30, 2017 are shown as Online game revenue—Royalties and license fees—Others.

Ragnarok Online II is serviced by Gravity Interactive worldwide except China, Japan prior to February 15, 2016 and Indonesia prior to May 17, 2016. Subscription revenues from Ragnarok Online II generated from the countries and markets managed by Gravity Interactive are shown as Online game revenue—Subscription revenue—United States/Canada. For R.O.S.E. Online, the countries managed by Gravity Interactive include the United States, Canada, Mexico and 40 other countries. Gravity Interactive began to service Dragonica globally on January 1, 2015. Gravity Interactive entered into a sublicense agreement with a local licensee in Thailand for service of Dragonica, which granted such local licensee the right to service Dragonica in Thailand from February 11, 2016. And Gravity, through its Taiwanese branch, began to service Dragonica in Taiwan, Hong Kong and Macau from May 17, 2017. All revenues from Dragonica for the period covered by Gravity Interactive are shown as Online game revenue—Subscription revenue—United States/Canada. Revenues generated from Dragonica on or after February 11, 2016 by the local licensee in Thailand are shown as Online game revenues—Royalties and license fees—Thailand and those revenues generated from Taiwan, Hong Kong and Macau by our Taiwanese branch on or after May 17, 2017 are shown as Online game revenue—Subscription revenue—Taiwan/Hong Kong/ Macau.

Ragnarok Prequel is serviced by Gravity Interactive in the Philippines and the revenues generated from Ragnarok Prequel in the Philippines are shown as Online game revenue—Subscription revenue—United States/Canada.

OUR PRODUCTS

We currently categorize our products into three categories: online games; mobile games and applications; and other games and game‑related products and services, including character‑based merchandise and animation. Revenues from our principal product, Ragnarok Online, accounted for 26.5% of our total revenues in 2017, compared with 57.3% of our total revenues in 2016.

Online games

Online game is a genre of computer games in which a large number of players interact with one another within a virtual game world.

The following table summarizes the online games that we currently offer.

Title	Genre	Game Source	Date of Commercial Launch(1)
Ragnarok Online	Action adventure MMORPG(2)	Developed in‑house	August 2002
Ragnarok Online II	Action adventure MMORPG	Developed in‑house	March 2012
Requiem	Action adventure MMORPG	Developed in‑house	October 2007
Dragonica (Dragon Saga) (3)	Action adventure MMORPG	Originally licensed from third party developer; currently owned by us(4)	February 2009(5)
R.O.S.E. Online	Action adventure MMORPG	Originally licensed from third party developer; currently owned by us(6)	January 2005
Ragnarok Prequel	Action adventure MMORPG (Web browser-based)	Developed by third party based on our intellectual property	July 2016(7)
Ragnarok Clicker	Action adventure RPG(8) (Web browser-based)	Developed through outsourcing and owned by us	August 2016
Point Blank	MMOFPS(9)	Developed by third party	December 2017

Notes:

(1)

The actual date of commercial launch of games in each jurisdiction is dependent on a variety of factors, including technical viability and durability, availability of in‑house development capability, market conditions, beta testing results and availability of licensing partners, among others.

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

(6)	We acquired an aggregate of 88.15% equity interest in TriggerSoft, which developed R.O.S.E. Online, in April and May 2005. TriggerSoft was liquidated in October 2007.
(7)	Dream Square, the developer, commercially launched Ragnarok Prequel in China in May 2015. We commercially launched this game in Taiwan as the game’s publisher in July 2016.
(8)	RPG is an abbreviation for Role-playing Game.
(9)	MMOFPS is an abbreviation for Massive Multiplayer Online First Person Shooter.

Ragnarok Online

As of March 31, 2018, Ragnarok Online was commercially offered in Korea and 80 other countries and markets since its commercial launch in August 2002. See ITEM 4.B. “BUSINESS OVERVIEW—OUR MARKETS—Overseas markets.” Ragnarok Online represented 26.5% of our total revenues or Won 37,483 million (US$35,116 thousand) in 2017, compared with 57.3% of our total revenues or Won 29,446 million in 2016.

The following are revenues generated by Ragnarok Online for the periods indicated:

Revenue Type	Country	2016		2017		2017(1)
		(In millions of Won and thousands of US$)
Online games—subscription revenue	Taiwan/Hong Kong/Macau	~~W~~	11,019	~~W~~	15,094	US$	14,141
	Korea		4,332		4,862		4,555
	United States/Canada(2)		2,178		3,208		3,005
	Subtotal		17,529		23,164		21,701
Online games—royalties and license fees	Japan		8,470		9,404		8,810
	Thailand		2,165		2,026		1,898
	Brazil		529		867		812
	Philippines(3)		—		883		827
	Indonesia		106		711		666
	Europe		140		134		126
	Taiwan/Hong Kong/Macau(4)		507		—		—
	Other		—		294		276
	Subtotal		11,917		14,319		13,415
	Total	~~W~~	29,446	~~W~~	37,483	US$	35,116

Notes:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,067.42 to US$1.00, the noon buying rate in effect on December 29, 2017 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)

Includes subscription and other types of game revenues managed by Gravity Interactive and generated in countries other than the United States and Canada. Such revenues from other countries constitute a minor portion of the revenues recorded as subscription revenues from the United States and Canada.

(3)

We entered into a license agreement with Electronic Extreme Ltd. for Ragnarok Online game service in Philippines, Singapore and Malaysia. Electronics Extreme Ltd. relaunched Ragnarok Online in the Philippines on June 29, 2017;

and in Singapore and Malaysia on November 30, 2017. Upon these changes, the revenues generated in Philippines through June 28, 2017 are shown as Online games—subscription revenue—United States/Canada and those generated from June 29, 2017 are shown as Online games—royalties and license fees—Philippines. In addition, upon such changes, the revenues generated in Singapore and Malaysia through November 30, 2017 are shown as Online games—subscription revenue—United States/Canada and those generated from November 30, 2017 are shown as Online games—royalties and license fees—Philippines.

(4)

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

The table below provides, for the periods indicated, the peak concurrent users and average concurrent users of Ragnarok Online since the first quarter of 2015, in each of our principal markets for Ragnarok Online.

		1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17	4Q 17	1Q 18
Japan	PCU(1)	16,821	16,804	14,863	15,708	14,874	15,176	14,285	12,081	13,165	13,133	12,075	11,900	11,254
	ACU(2)	6,619	6,262	5,836	6,461	5,893	6,170	4,945	4,558	5,136	5,458	4,705	4,852	4,643
Korea	PCU	5,924	4,265	4,117	4,583	5,247	4,119	4,075	6,296	4,488	5,132	5,314	21,740	11,437
	ACU	3,256	2,600	2,389	2,488	3,080	2,339	2,370	2,900	2,807	2,931	2,896	4,560	6,042
USA/ Canada	PCU	5,443	7,227	7,541	7,031	7,516	7,141	6,504	6,419	6,402	6,824	6,221	6,485	6,364
	ACU	4,019	5,440	6,103	5,991	6,133	5,671	5,015	5,528	5,350	5,606	5,275	5,571	5,425
Taiwan/ Hong Kong/ Macau	PCU	26,881	26,144	33,038	33,352	35,158	38,427	53,222	41,735	26,076	21,290	49,867	18,702	16,383
	ACU	19,634	17,950	20,151	22,306	24,444	17,135	31,821	23,752	15,767	11,876	11,890	9,887	7,894

Notes:

(1)	“PCU,” or peak concurrent users, represents the highest number of users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.
(2)	“ACU,” or average concurrent users, represents the average number of concurrent users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

We believe that the number of users as measured by PCU or ACU (i) is reflective of our active user base and (ii) is correlated to revenues as revenues from an online game depend on the number of users as well as time spent playing the game. We believe such correlation has been reflected in the decrease of our revenues generated from Ragnarok Online in recent years, although there are also other factors which contribute to an increase or a decrease of revenues from a game. PCU and ACU are non‑financial variables and the data presented has not been audited or reviewed. Other companies may determine PCU or ACU differently than we do.

We obtained an exclusive license from Mr. Myoung‑Jin Lee to use the storyline and characters from his cartoon titled “Ragnarok” for the development of games including for animation and character merchandising. We paid Mr. Lee an initial license fee of Won 40 million and are required to pay royalties based on a percentage of adjusted revenues (net of value‑added taxes and certain other expenses) or net income generated from the use of the Ragnarok brand through January 2033.

Ragnarok Online is an action adventure‑based MMORPG that combines cartoon‑like characters, community‑oriented themes and combat features in a virtual world within which thousands of players can interact with one another. By combining highly interactive and community‑oriented themes and features, such as marriages and organization of guilds, we believe we are able to create user loyalty from our users who favor games that provide social interaction in a virtual setting.

Other key features of Ragnarok Online include the following:

•

players may assume an ongoing role, or alter‑ego, of a particular game character, each with different strengths and weaknesses. In Ragnarok Online, the user starts as a “novice” and undergoes training in a specialized mapped game zone to become familiar with the game features. Once that stage is completed, the user can choose from six basic characters, each with a distinct combination of different traits;

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

•

game features may be traded or sold within the game, and game characters may simulate real‑life experiences such as marriage, group fights and joining a guild. In addition, players may communicate with each other through in‑game chatting or instant messaging;

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

On December 27, 2017, we launched Ragnarok Zero, a new version of Ragnarok Online, in Korea. New game features were introduced for Ragnarok Zero, such as updated quests, improved user interface, premium character service and new item upgrade systems.

Ragnarok Prequel

Ragnarok Prequel is a Web browser‑based MMORPG, which is played on a Web browser and which does not require any installation of software by users. Ragnarok Prequel was developed by a third party game developer using our intellectual property. See “GAME DEVELOPMENT AND PUBLISHING — Intellectual property licensing.” In May 2013, we entered into an agreement with Dream Square, a Chinese game developer, which was granted the right to develop a Web‑browser based game based on Ragnarok Online and distribute the Web‑browser based game in China under the agreement. Dream Square soft launched Ragnarok Prequel in China in October 2013, suspended such game from October 2014 for additional development and localization, and commercially relaunched the game in May 2015. We commercially launched Ragnarok Prequel in Taiwan, the United States and Canada, Thailand and the Philippines in July 2016, March 2017, September 2017 and December 2017, respectively. Ragnarok Prequel represented approximately 8.2% of our total revenues or Won 11,604 million (US$10,871 thousand) in 2017 and approximately 7.4% of our total revenues or Won 3,805 million in 2016.

Ragnarok Online II

Ragnarok Online II, an action adventure‑based three‑dimensional MMORPG, is a sequel to Ragnarok Online with enhanced character and community features. Ragnarok Online II includes pastel‑type graphics, advanced character customization and detailed monsters and non‑player characters. Ragnarok Online II also adopts Mr. Myoung‑Jin Lee’s original drawings from his comic book Ragnarok and music from Kanno Yoko, a well‑respected composer in the animation industry.

We commercially launched Ragnarok Online II in Korea in March 2012, Singapore and Malaysia in January 2013, the United States, Canada and 28 European countries in May 2013, Indonesia in August 2013, Thailand in October 2013 and Taiwan, Hong Kong and Macau in June 2014. Ragnarok Online II game service in Korea was transferred to Gravity Interactive on December 24, 2013 as the game service in Korea was suspended on December 23, 2013. Our license and distribution agreement with Gravity Interactive to distribute Ragnarok Online II in the United States, Canada and 28 European countries was amended in February 2014 to allow Gravity Interactive distribute Ragnarok Online II globally except for Singapore, Malaysia, Indonesia, Thailand, Japan, the Philippines, Vietnam, Brazil and China. In April 2014, such agreement with Gravity Interactive was further amended to allow Gravity Interactive distribute Ragnarok Online II globally except for Singapore, Malaysia, Indonesia, Thailand, Vietnam, Japan and China, which was additionally amended to allow Gravity Interactive distribute Ragnarok Online II globally except for Indonesia, Thailand, Vietnam, Japan and China in November 2014. In July 2015, the same license and distribution agreement with Gravity Interactive was amended to have Gravity Interactive distribute Ragnarok Online II globally except for Indonesia, Japan and China, and further amended in February 2016 to allow Gravity Interactive distribute Ragnarok Online II globally except for Indonesia and China. In May 2016, such license and distribution agreement was amended once again to allow Gravity Interactive distribute Ragnarok Online II globally except for China. As a result, Ragnarok Online II is currently commercially offered globally except for China.

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

Ragnarok Online II represented 1.0% of our total revenues or Won 1,458 million (US$1,366 thousand) in 2017 and 1.1% of our total revenues or Won 560 million in 2016. See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR BUSINESS—If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online and mobile games in addition to Ragnarok Online, our business, financial condition and results of operations may be materially and adversely affected.”

Requiem

Unlike Ragnarok Online and Ragnarok Online II, which do not emphasize violent themes, we designed Requiem to showcase user‑to‑user combat. Requiem provides players with a variety of combat systems, which allow them to accumulate experience and reward points to be used when they buy special items designed for combats.

Requiem is currently commercially offered globally by Gravity Interactive. Requiem was commercially offered in Russia, Armenia, Azerbaijan, Belarus, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Ukraine and Uzbekistan by Ingamba under our license agreement with Ingamba until November 2013, when our license agreement with Ingamba was terminated, and these countries are included as countries and markets serviced by Gravity Interactive. The amount of revenues from Requiem represented less than 1% of our total revenues in each of 2017 and 2016.

Dragonica (Dragon Saga)

Dragonica, which was developed by Gravity Games, our 85.5%-owned subsidiary, is a three‑dimensional side‑scrolling MMORP. Currently Dragonica is commercially offered globally by Gravity Interactive except for Thailand, Taiwan, Hong Kong and Macau. Dragonica is offered under the name Dragon Saga in the United States, Canada and South America except for Brazil. Our local licensee offered Dragonica in Thailand from February 2016 to February 2018. We, through our local branch in Taiwan, have been offering Dragonica in Taiwan, Hong Kong and Macau since March 2017. The amount of revenues from Dragonica represented less than 1% of our total revenues in 2017, and 1.2% of our total revenues or Won 600 million in 2016.

R.O.S.E. Online

R.O.S.E. Online is a three‑dimensional MMORPG, which was commercially launched in January 2005, and is commercially offered in the United States, Canada, Mexico and 40 countries in Europe. The amount of revenues from R.O.S.E. Online represented less than 1% of our total revenues in each of 2017 and 2016.

Ragnarok Clicker

Ragnarok Clicker is a Web browser based RPG, which is commercially offered by Gravity Interactive globally. In March 2016, we entered into a game development agreement to outsource the development of Ragnarok Clicker to Playsaurus, Inc., a developer in the United States, using the contents of Ragnarok Online. We own all intellectual property rights relating to Ragnarok Clicker, which was commercially launched in August 2016. Ragnarok Clicker represented less than 1% of our total revenues in each of 2017 and 2016.

Point Blank

Point Blank is a MMOFPS, which we offer in Taiwan, Hong Kong and Macau. Point Blank was developed by Zepetto Co., Ltd. and was initially launched in Korea in 2008 and other global markets, including Thailand, Indonesia, Russia and China, thereafter. Gravity and Zepetto Co., Ltd. entered into a licensee agreement in July 2017 to grant us a right to publish Point Blank in Taiwan, Hong Kong and Macau. We commenced our service for Point Blank in Taiwan in December 2017. The amount of revenues from Point Blank represented less than 1% of our total revenues in 2017.

Mobile games and applications

As compared to online games, mobile games, which are played using mobile phones, including smartphones such as Google Android compatible phones and the Apple iPhone as well as feature phones, and other mobile devices, such as tablet computers, have shorter game playtimes and less complex user‑game interactions. We believe that mobile games, due to such characteristics, provide less‑experienced users with a means to become familiar with both game playing and the game culture without making a substantial commitment in time and resources. As a result, we believe that mobile games allow us to target a broader audience of users.

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

The following table sets forth each of the mobile games that we have released since January 2017.

Title	Genre	Service Area	Date of Commercial Launch
Venus Eleven Vivid!(1)	Sports	Taiwan	January 2017
		Korea	June 2017
MR! PORORO(1)	Autoplay RPG	Korea	September 2017
RO: Idle Poring(2)	Text RPG	Global Market except for China, Korea and Japan	September 2017
		Korea	January 2018
Ragnarok M(2)	MMORPG	Taiwan	October 2017
		Korea	March 2018
Ragnarok R(2)	Card RPG	Thailand	February 2017
		Korea	April 2017
		North America	January 2018
The Legend of Sword and Fairy: Mirror’s Mirage(1)	MORPG	Korea	December 2017

Notes:

(1)	Licensed from third party developer
(2)	Developed by third party based on our intellectual property

For our smartphone games offered where we directly provide mobile games services to users, we share users’ payments for micro‑transactions with digital storefront owners and mobile telecommunications operators. For our smartphone games in the other markets where the mobile games services are offered by our licensees, we receive license fees and royalty revenues from our licensees.

In addition to mobile games offered to users, we also develop mobile applications provided to third‑party enterprises. The following are revenues generated from our mobile games and applications business for the periods indicated:

	Year Ended December 31,
Country	2016		2017		2017(1)
		(In millions of Won and thousands of US$)
Taiwan/Hong Kong/Macau	~~W~~	1,391	~~W~~	50,400	US$	47,217
Korea		6,506		17,158		16,074
Thailand		3		4,274		4,004
China		2,098		3,848		3,605
United States		1,204		2,634		2,468
Others		839		4,310		4,038
Total	~~W~~	12,041	~~W~~	82,624	US$	77,406

Notes:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,067.42 to US$1.00, the noon buying rate in effect on December 29, 2017 as certified by the Federal Reserve Bank of New York for customs purposes.

Other games and game‑related products and services

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

We also provide games for IPTV. In September 2008, we entered into a licensing agreement with Iconix Entertainment Co., Ltd., or “Iconix Entertainment,” to develop and publish Pororo Game, an IPTV game based on Iconix Entertainment’s 3D TV animation series “Pororo: The Little Penguin.” We commercially launched Pororo Game in September 2009 and renewed our licensing agreement with Iconix Entertainment in September 2011, September 2012, September 2013, September 2014, September 2015, September 2016 and November 2017.

The amount of revenues from console and IPTV games represented less than 1% of our total revenues in 2017, and 1.2% of our total revenues or Won 622 million in 2016.

Game character merchandising

In order to optimize the commercial opportunities presented by our games and their characters, we and our licensees have been marketing dolls, stationery, food and other character‑based merchandise, as well as game manuals, monthly magazines and other publications, based on our games. We currently have arrangements with GungHo to license Ragnarok Online’s game characters in Japan, and with Electronics Extreme Ltd. to license Ragnarok Online game characters in Thailand.

The amount of revenues from game character merchandising represented less than 1% of our total revenues in each of 2017 and 2016.

Other services

In addition to its core mobile game business, NeoCyon provides system development and maintenance services as well as system integration services to third parties. The amount of revenues from other services represented 4.4% of our total revenues or Won 6,209 million (US$ 5,817 thousand) in 2017, compared with 6.4% of our total revenues or Won 3,293 million in 2016.

OUR MARKETS

Korea, Japan, the United States/Canada, Taiwan, Thailand and China were our biggest geographic markets in 2017 in terms of revenue. Each of these markets is serviced either by us or a distribution company. We directly manage online game operations in Korea and Taiwan/Hong Kong/Macau. We and NeoCyon both directly manage mobile game operations in Korea and Taiwan. Gravity Interactive, our wholly‑owned subsidiary, manages game operations in the United States and Canada, including service for Ragnarok Online, Ragnarok Online II, Requiem, Dragonica, R.O.S.E. Online and Ragnarok Clicker. GungHo Online Entertainment, Inc. is our licensee for Ragnarok Online and Ragnarok Mobile Story in Japan. Electronic Extreme Ltd. is our licensee for Ragnarok Online in Thailand, Singapore and Malaysia. Shanghai Ta Ren Network Technology Co., Ltd. is our licensee for Ragnarok Online and Dream Square is our licensee for Ragnarok Online II in China.

The following table sets forth a summary of our consolidated statement of operations showing revenues by geographic area for the periods indicated and the percentage represented by such revenues for the year ended December 31, 2017.

	Year Ended December 31,
Country	2016		2017			2017(1)
	(In millions of Won and thousands of US$, except percentages)
Taiwan	~~W~~	16,517	~~W~~	76,121	53.7%	US$	71,313
Korea		14,770		28,708	20.3		26,895
Japan		9,274		9,491	6.7		8,892
United States/Canada(2)		5,130		7,774	5.5		7,283
Thailand		2,262		6,569	4.7		6,154
China		2,322		5,301	3.7		4,966
Others		1,121		7,659	5.4		7,175
Total	~~W~~	51,396	~~W~~	141,623	100.0%	US$	132,678

Notes:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,067.42 to US$1.00, the noon buying rate in effect on December 29, 2017 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)

Revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries managed by Gravity Interactive. Such revenues from other countries constitute a minor portion of the revenues recorded as subscription revenues from the United States and Canada.

Korea

In Korea, we commercially launched and began to charge users for Ragnarok Online in August 2002, followed by other games. Our online game users in Korea consist of individual PC account users and Internet café subscribers. Individual PC account users are individuals who log on to our game servers from places other than Internet cafés, such as from home or work, whereas Internet café subscribers are commercial businesses operating Internet café outlets equipped with multiple PCs that provide broadband Internet access to their customers who typically prefer to play online games together with their peers with more powerful PC hardware and faster broadband Internet access than they have at home. Most Internet cafés charge their customers hourly fees for PC usage and Internet access and subscribe to various online games. Over 5,500 Internet cafés offered our games in Korea according to our internal data as of each of December 31, 2017 and 2016. In order to offer our games, an Internet café typically purchases minimum game hours from us. Subscription fees from Internet cafés accounted for 4.0% and 4.8% of our subscription revenues in Korea in 2017 and 2016, respectively.

Overseas markets

Ragnarok Online is commercially offered in the following 80 overseas countries and markets: Japan, Taiwan, Hong Kong, Macau, Indonesia, the United States, Canada, Australia, New Zealand, India, Thailand, Brazil, Russia, Armenia, Azerbaijan, Estonia, Georgia, Kazakhstan, Kyrgyzstan, Latvia, Lithuania, Moldova, Tajikistan, Turkmenistan, Uzbekistan, France, Belgium, the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark, Spain, Austria, Bulgaria, Cyprus, Czech Republic, Germany, Greece, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Switzerland, Turkey, UAE, Saudi Arabia, Jordan, Kuwait, Bahrain, Qatar, Oman, Lebanon, Mauritania, Egypt, Algeria, Morocco, Tunisia, Guyana, Bolivarian Republic of Venezuela, Bolivia, Republic of Suriname, Argentina, Ecuador, Uruguay, Chile, Colombia, Paraguay, Peru, the Philippines, Singapore and Malaysia.

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

Country	Licensee	Date of License Agreement	Date of Commercial Launch	Date of Expiry
Japan	GungHo Online Entertainment, Inc.	July 2002	December 2002	September 2019
Thailand(1)	Electronics Extreme Ltd.	April 2016	March 2003	March 2019
Brazil	Level Up! Interactive S.A.	August 2004	February 2005	September 2018
Europe(2)	Gravity EU SAS	June 2011	April 2004	June 2021
China(3)	Shanghai Ta Ren Network Technology Co., Ltd.	October 2016	February 2013	TBD
Indonesia(4)	PT. Laut Angkasa Impian.	December 2016	November 2003	February 2019
The Philippines(5)	Electronics Extreme Ltd.	January 2017	September 2003	June 2019
Singapore/Malaysia(5)	Electronics Extreme Ltd.	January 2017	April 2004	November 2019

Notes:

(1)	Ragnarok Online was initially launched in Thailand with a different licensee in March 2003.
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

(4)	Ragnarok Online was initially launched in Indonesia with a different licensee in November 2003. PT. Laut Angkasa Impian is also known as Gravindo.
(5)

Electronics Extreme Ltd. relaunched Ragnarok Online in the Philippines, Singapore and Malaysia in June 2017, November 2017 and November 2017, respectively. Ragnarok Online was initially launched with different licensees in the Philippines in September 2003 and in Singapore and Malaysia in April 2004, respectively.

Ragnarok Online II is currently commercially offered globally excluding China. Requiem is currently commercially offered worldwide and Dragonica are currently commercially offered worldwide, except in Thailand. R.O.S.E. Online is currently commercially offered in the United States, Canada, Mexico and 40 other countries. Ragnarok Prequel is currently commercially offered in Taiwan, the United States/Canada, Thailand and the Philippines. Ragnarok Clicker is currently offered globally. Also, Point Blank is currently commercially offered in Taiwan. While most of our mobile games are commercially offered in Korea and Taiwan, we also provide those developed in‑house, by third parties or through outsourcing in overseas countries, including the United States, Japan and Taiwan, among others. See ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS.”

Our licensees pay us:

•	an initial license fee for initial set‑up costs, technical support and advisory services that we provide until commercial launch; and
•	ongoing royalty payments based on a percentage of revenues generated from subscription fees and/or micro‑transactions of the game they service in the respective overseas markets.

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

In December 2006, we started to apply a micro‑transaction system (or sale of virtual in‑game items model) as an additional business model by providing virtual item shops in the games where players can purchase a wide array of items to customize, personalize and enhance their characters and game playing experiences. The micro‑transaction model has been introduced in all the countries and markets where Ragnarok Online is serviced. In addition, since January 2007, we have opened free‑to‑play servers, which only apply the micro‑transaction model, in all the countries and markets where Ragnarok Online is serviced except Japan and Thailand to encourage the players to download and play Ragnarok Online without paying subscription fees or buying playing time and to purchase in‑game items pursuant to our micro‑transaction model. We offer Ragnarok Online services with the micro‑transaction model only in all the countries and markets where Ragnarok Online is serviced, except the countries and markets where the subscription-based fee model is also applied such as Japan and Thailand.

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

Korea

Individual PC account users in Korea can choose from a number of alternative payment options, including charges made through mobile or fixed telephone service provider payment systems, prepaid cards, gift certificates, online credit card payments and bank transfers, to buy G Cash which can be used for any games we offer and convert G Cash to RO Points, the currency of the money used in Ragnarok Online which enable them to buy game items. Internet café subscribers make payments through credit card or bank transfers. We pay a commission in the range of 1.8% to 15% or Won 200 per transaction to third parties to process payments. These third parties bear the delinquency risk associated with payments from users.

Subscription‑based fee model

The subscription‑based fee model is currently applied only to Internet cafés and not individual PC users in Korea. The following table sets forth our published pricing plans for Internet cafés in Korea for Ragnarok Online access as of December 31, 2017.

Hours(1)	Flat Fee per PC
300 hours	~~W~~	69,300
600 hours		138,600
1,000 hours		231,000
2,000 hours		462,000

Note:

(1)	Actual hours may vary depending on additional bonus hours we offer in proportion to hours purchased by the subscriber.

Micro‑transaction model

We have applied a micro‑transaction model in Korea since April 2007. The price range of each of the game items is between Won 250 and Won 29,800. There are certain game items which users can buy only at Internet cafés.

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

Subscription‑based fee model

Our licensee in Japan offers only one rate for Ragnarok Online and charges JPY1,500 per 30 days of unlimited use.

Micro‑transaction model

We have applied a micro‑transaction model in Japan since December 2006. Game users buy GungHo Shop Points which enable them to buy game items or directly buy game items from the mobile item shop. The price range of the game items is between JPY50 and JPY1,500. The following table sets forth our licensee’s published basic pricing for GungHo Shop Points in Japan as of December 31, 2017.

Points	Retail Price(1)
10,000 points	JPY	1,000
21,000 points		2,000
32,500 points		3,000
55,000 points		5,000
112,000 points		10,000

Note:

(1)	For convenience only, on December 29, 2017, the noon buying rate of Japanese Yen to U.S. dollars as certified by the Federal Reserve Bank of New York for customs purposes was JPY112.69 to US$1.00.

The United States and Canada

Gravity Interactive, our wholly‑owned subsidiary in the United States, determines the pricing plan for Ragnarok Online in the United States and Canada. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as PayPal. Gravity Interactive ceased to apply the subscription‑based fee model in April 2011.

Micro‑transaction model

We have applied a micro‑transaction model in the United States and Canada since June 2007. Game users buy points which enable them to buy game items in the price range between US$0.05 and US$20. The following table sets forth our licensee’s published basic pricing for points of Ragnarok Online in the United States and Canada as of December 31, 2017.

Points	Retail Price
1,100 points	US$	10.00
1,650 points		15.00
2,875 points		25.00
4,600 points		40.00
6,000 points		50.00
9,000 points		75.00
12,000 points		100.00

VIP Service fee model

Although Ragnarok Online is offered based on the micro‑transaction model in the United States and Canada, the VIP Service fee model, a premium service model, was introduced in April 2011 to provide users with enhanced game play as an option. The following table sets forth Gravity Interactive’s published basic pricing for VIP Service for Ragnarok Online in the United States and Canada as of December 31, 2017.

Days and Points	Retail Price
7 days	US$	2.00
30 days		7.00
30 days and 1,500 points(1)		15.00
90 days		19.00
180 days		33.50
130 days and 7,000 points(1)		70.00

Note:

(1)	Once a user purchases this package, the user cannot purchase it again before the period of the purchased package ends.

Taiwan/Hong Kong/Macau

Micro‑transaction model

We have been directly providing Ragnarok Online in Taiwan, Hong Kong and Macau since June 15, 2016. We apply a micro-transaction model for users in Taiwan, Hong Kong and Macau which enables them to buy game items in the price range between NT$1 and NT$999. The following table sets forth our basic pricing for points of Ragnarok Online in Taiwan, Hong Kong and Macau as of December 31, 2017.

Points	Retail Price
1 point	NT$	1.00

GAME DEVELOPMENT AND PUBLISHING

We expect the online and mobile game industries to be characterized by increasing demand for sophisticated or original games with the most up‑to‑date technologies and/or innovative game designs. In response, we intend to expand our game offerings by continuing to develop in‑house additional high quality games with the latest technologies and/or innovative game designs and by publishing such new games developed by us or licensed or acquired from leading third party developers.

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

Game Development

Our game development department is divided into two categories of development teams: one is dedicated to online games and the other is dedicated to mobile games. As of December 31, 2017, we employed a total of 125 game developers. We have developed Ragnarok Online, Ragnarok Online II, Requiem and some social network games and mobile games, such as Ragnarok Online: Uprising Valkyrie, in-house. In order to remain competitive, we are focusing our in‑house game development efforts on enhancing the game experience and on developing new games incorporating the latest technologies (including software improving the communication and interaction between players).

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

•

In‑depth examination, analysis and commercial negotiation.  Once a game passes preliminary screening, we thoroughly review and test the game, conduct a cost analysis, develop operational and financial projections and formulate a preliminary game operating plan. We then begin commercial negotiations with the developer;

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

We licensed Ragnarok Online to Dream Square, a game developer in China in May 2013, which led to the development of Ragnarok Prequel, a web browser based game. Ragnarok Prequel has been commercially offered in China since May 2015 after its soft launch in October 2013 and its suspension from October 2014 for additional development and localization. See “—OUR PRODUCTS—Online Games— Ragnarok Prequel.” We also signed a license and development agreement with the same developer in January 2015 to grant the developer the right to use contents of Ragnarok Online to develop two mobile games, which was revised in March 2016 to grant the developer the exclusive right to develop mobile games and web games based on contents of Ragnarok Online and distribute such games in China for five years from March 25, 2016. Such license and development agreement led to the development of Ragnarok R, RO: Idle Poring and Ragnarok M. See “—OUR PRODUCTS—Mobile games and applications.

We also entered into a license and development agreement with the same developer in December 2015, which granted the developer the right to develop two mobile games and one web game based on the contents of Dragonica and distribute such games in China and Taiwan, Hong Kong and Macau markets, the term of which will expire after two years from the commercial launch of such games in such markets.

We entered into an agreement with Electronics Extreme Ltd., a game developer and publisher in Thailand in February 2017, which allowed Electronics Extreme Ltd. to use the contents of Ragnarok Online to develop one mobile game and publish such game in Thailand, the Philippines, Singapore and six other Asian countries.

Moreover, we license existing intellectual property from third parties for developing new games. In September 2008, we entered into a license agreement with Iconic Entertainment to develop Pororo Games, an IPTV game, based on a popular Korean television animation series “Pororo: The Little Penguin.” Pororo Games has been commercially offered since September 2009. In November 2015, we entered into another licensing agreement with Iconic Entertainment, which allowed Gravity to develop and publish games for various platforms based on Pororo: The Little Penguin. In, January 2016, we entered into a game development agreement with White Beard Games (formerly known as 91F Games) to outsource the development of MR! Pororo, an RPG mobile game, based on content of Pororo: The Little Penguin. MR! Pororo was launched in September 2017 in Korea.

We continue to seek more opportunities to license out existing intellectual properties or license in existing intellectual properties of third parties for game development and publishing.

MARKETING

We employ a variety of traditional and online marketing programs and promotional activities, including in‑game events, in‑game marketing and offline events. Due to the close‑knit nature of the game community, we believe that word‑of‑mouth is an important medium for the promotion of our games.

In Korea, three independent promotional agents currently promote our online games to Internet cafés pursuant to agency agreements. Under these agreements, each promotional agent is granted non‑exclusive promotion rights within a specified geographical area. The agent is generally paid a monthly base commission between 10% and 30% of revenues received from Internet cafés in the allocated area. The commission percentage varies according to the amount of revenues.

We conduct a variety of marketing programs and online and offline events to target potential subscribers accessing the Internet from home. Our main marketing efforts include advertising on Web site portals and game magazines, conducting online promotional events, participating in trade shows and entering into promotional alliances with Internet service providers. We spent Won 12,525 million (US$11,734 thousand) on advertising and promotions in 2017, compared with Won 2,411 million in 2016.

We frequently organize in‑game events, such as card exchange events for our users. We also host “fortress raid” events, which we believe encourage the development of virtual communities among our users and increase user interest in our games. We also host from time to time in‑game tournaments in which users can compete against each other either as a team or individually. In addition, we use in‑game events to introduce users to new features of our games. We organized 52 and 54 in‑game events for Ragnarok Online users in 2017 and 2016, respectively.

In November 2017, we participated in Global Game Exhibition G-Star 2017 at BEXCO in Korea, which was attended by approximately 220,000 visitors. At G-Star 2017, we set up its own booth, where we offered hands-on demonstration regarding Gravity's new role-playing games and various events for visitors. We also held a quiz event on Ragnarok Online and arranged a costume-play stage and special game event in which certain items and Ragnarok promotional products were offered after participants completed a mission. According to our records, the official Gravity G-Star Web site was visited by approximately 35,000 visitors during G-Star 2017.

In most of our overseas markets, marketing activities are principally conducted by our licensees and typically consist of advertising on Web site game portals and online game magazines and through television commercials, as well as hosting online and offline promotional events. The licensees are responsible for the costs associated with such advertising and promotional activities. For example:

•

In April 2017, Gravity Interactive, our subsidiary in the United States, sent a street team in to drum up interest at WonderCon, a convention on television programs, movies, video games, music and comic books that was held in Anaheim and attended by approximately 70,000 visitors. Gravity Interactive interacted with fans outside the convention to generate excitement about our titles.

•

In May 2017, Electronics Extreme Ltd., our licensee that publishes Ragnarok Online in the Philippines, Singapore, Malaysia and Thailand, hosted a pre-launch event in Manila, the Philippines. During the event, more than 4,000 people visited and 1,600 registered a new account. Visitors participated in various activities, took pictures with costume-play staff and celebrities and received information about the game re-launch.

•

In November 2017, Gravity Interactive hosted an RO Journey Grand Launch event in Manila, the Philippines. Approximately 1,000 people visited and participated in various activities, took pictures with costume-play staff and celebrities and received information about the game launch.

•

Electronics Extreme Ltd. held a pre-launch event and press conference in November 2017 in Kuala Lumpur, Malaysia. More than 1,000 people participated in and registered a new account during the event. Visitors participated in various activities, took pictures with costume-play staff and celebrities and received information about the game re-launch.

•

In March 2017, Electronics Extreme Ltd. hosted the Extreme Games 2017 in Bangkok, Thailand. Extreme Games 2017 was attended by over 17,000 visitors and included a Ragnarok Online game event in which certain free items were offered after participants completed a mission.

•

Electronics Extreme Ltd. also hosted the Extreme Roadshow 2017 during August and September 2017. Extreme Roadshow 2017 was held in each region of Thailand. During the event, the organizers met with Ragnarok Online users and held the Ragnarok Online Thailand preliminary championship and a game event.

•

In November 2017, Electronics Extreme Ltd. hosted the Thailand Game Show Big Festival 2017, which included the Ragnarok Online Thailand Championship and a special game event in which certain items were offered after participants completed a mission. Thailand Game Show Big Festival 2017 was attended by more than 33,000 visitors.

•

In November 2017, Gravindo, our licensee in Indonesia, hosted the Ragnarok Online Festival. The Ragnarok Online Festival included the Ragnarok Online Indonesia Championship in which cash reward was offered, a game conference and costume-play stage and other programs for users. Gravindo also sold Ragnarok-related merchandise at the festival. The Ragnarok Online Festival was attended by approximately 12,000 visitors.

•

In November 2017, Whybe Online, our licensee in France, participated in the Paris Games Week 2017, which has been held annually since 2010. Paris Games Week 2017 was attended by approximately 350,000 visitors. Whybe Online set up booths to present Ragnarok Online to the public and held various events for visitors. At the event hall, an orchestra played the Theme of Juno, one of the theme songs for Ragnarok Online.

Our licensees are selected in part on the basis of their marketing capabilities, including the size and scope of their distribution networks. Also, in more strategic markets where we anticipate considerable growth such as the United States or Taiwan, we believe that it is important to enhance our own direct publishing network for game services.

GAME SUPPORT AND CUSTOMER SERVICE

We are committed to providing superior customer service to our users directly and through our licensees. As of December 31, 2017, 18 employees were game masters, or persons who are in charge of testing, updating and providing server maintenance for our games, as well as dealing with customer complaints, 10 employees were members of our domestic customer service team and 8 employees were members of our overseas customer support team.

In Korea, we provide customer service for our online and mobile games through bulletin boards of the Web sites of our online and mobile games, call centers, email and facsimile and at our walk‑in customer service center. Our bulletin boards of the Web sites of our online and mobile games allow our customers to post questions to, and receive responses from, other users and our support staff. In our overseas markets, our licensees administer customer service through varying combinations of bulletin boards of the Web sites of our online and mobile games, call centers, email and facsimile, with assistance from time to time from our overseas customer support staff.

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

We maintain our server hardware in a single climate‑controlled facility at KT Mokdong Internet Computing Center at 233‑5 Mokdongdong‑ro, Yangcheon‑gu, Seoul, Korea and our other system hardware in our offices in Seoul. As of December 31, 2017, our server network for our game operations in Korea consisted of a total of 280 servers, including 75 physical servers and 205 servers run on 81 physical servers through the server virtualization technology we have adopted since July 2011, which allows one physical server to be divided into multiple virtual servers, each of which functions individually as a complete and independent server.

In overseas markets, our local branches, our overseas subsidiaries or licensees own or lease the servers necessary to establish the server network for our games and we assist them with the initial assembly and installation of operating game servers and optimization of their systems network for game operations in their respective markets. While the overseas system architectures are modeled on our system architecture in Korea, they are also tailored to meet the specific needs of each market. When we install and initialize a game in an overseas market, we generally dispatch network engineers and database technicians from Korea to assist with the assembly and operation of the system network and game servers. Following installation, we typically send two to five of our technicians and customer support staff to that market, for a few weeks in some cases and much longer periods in other cases, to assist with on‑site game operation and technical support. Our overseas subsidiaries and licensees are responsible for providing database and other game information backup.

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

Competition in the online game industry

Currently, the leading providers of online games globally, based on the number of peak concurrent users, include Korea-based companies such as NCSoft Corp., Bluehole Studio Inc. and Nexon Co., Ltd. as well as foreign-based companies such as Riot Games Inc., Activision Blizzard, Inc. and Electronics Arts, Inc., according to data available from various public sources.

League of Legends of Riot Games, Inc., FIFA Online 3 of Electronic Art, Inc. and Overwatch of Activision Blizzard, Inc. are some of the most popular online games both in Korea and globally.

Our existing and any potential new competitors in the online games industry compete with us for talent, game player spending, time spent on game playing, marketing activities, quality of games, and distribution network. Our existing and potential new competitors in the online advertising industry compete with us for talent, advertiser spending, number of unique visitors, number of page views, visitors’ time spent on Web site, and quality of service. As many of our competitors have significantly greater financial, marketing and game development resources than we have, we face intense competition in the online game industry. We expect competition will continue to be strong as new competitors enter the market and existing competitors allocate more resources to develop and market competing games, while the online game industry begins to consolidate into a small number of leading companies or groups of affiliated companies due to the high cost of game development, marketing and distribution networks, which is likely to drive unsuccessful online game providers to go out of business or be acquired by other successful game providers.

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

We compete with companies that specialize in developing and/or distributing mobile games including leading Korea-based publishers such as Nexon Co., Ltd., Netmarble Corp and Pearl Abyss Corp. as well as foreign publishers such as Supercell Oy, King, Inc. and Epic Action LLC based in the United States, Tencent and NetEase based in China and XFLAG, Inc., LINE Corp. and GungHo Online Entertainment, our controlling shareholder, in Japan. Our current or potential future competitors for mobile games also include package game companies that have successfully expanded their business into mobile game development such as Electronic Arts Inc. In addition, we believe more companies that previously were or currently are dedicated to developing online or console games will allocate more resources toward developing mobile games because the number of mobile game users is rapidly increasing as the penetration of mobile devices, such as smartphones and tablet computers, continues to deepen.

Competition from other game platforms

We also compete against PC and console‑based game developers that produce popular package games, such as Activision Blizzard, Inc. and Electronic Arts Inc., and game console manufacturers such as Microsoft Corp., Sony Computer Entertainment Inc. and Nintendo Co., Ltd., all of which also have their own console game development studios.

All the current game consoles enable users to play games with other users online by connecting their console to a network over the Internet. Likewise, a number of PC‑based game developers have also introduced online features to their PC‑packaged games, such as team plays or users‑to‑users combat.

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

INTELLECTUAL PROPERTY

Our intellectual property is an essential element of our business. We rely on intellectual property such as copyrights, trademarks and trade secrets, as well as non‑competition, confidentiality and license agreements with our employees, suppliers, licensees, business partners and others to protect our intellectual property rights. Our employees are generally required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership rights that they may claim in those works. With respect to copyrights and computer program rights created by our employees within their employment scope and which are made public bearing our name, we are not required to pay any additional compensation to our employees.

In developing Ragnarok Online, we obtained an exclusive license from Mr. Myoung‑Jin Lee to use the storyline and characters from his cartoon titled Ragnarok for the production of games, animation and character merchandising. See ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Online games—Ragnarok Online.”

We are the registered owner of 14 registered software copyrights to ten games: Ragnarok Online, Ragnarok Online II, R.O.S.E. Online, Requiem, Ragnarok Violet, Ragnarok Angel Poring, Ragnarok Online—Uprising: Valkyrie, Arcturus, Pucca Racing and W Baseball, each of which has been registered with the Korea Copyright Commission. We no longer commercially offer Arcturus, a PC‑based, stand‑alone game, nor Pucca Racing, and have decided to cease commercialization of W Baseball, Ragnarok Violet and Ragnarok Angel Poring. As of December 31, 2017, we owned 38 registered domain names, including our official Web site and domain names registered in connection with each of the games we offer. We had 484 registered discrete trademarks at patent and trademark offices in 52 countries as of December 31, 2017. We had three design patents and two analogous design patents, which are variations of two of the design patents, registered with the Korea Intellectual Property Office, registered copyrights covering 11 game characters, and six online game business model patents, in each case as of December 31, 2017.

SEASONALITY

Usage of our online and mobile games has typically increased slightly around the Lunar New Year’s holiday and other holidays, in particular during winter and summer school holidays.

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

As described above, the Game Act requires a prior rating to be allocated to any game before its distribution in Korea in order to protect young users from violent and otherwise harmful content and to control the distribution of speculative games. Previously, such rating was allocated solely by government agencies in Korea. However, concerns were raised over potential violation of freedom of speech resulting from the requirement that all games must be rated by government agencies. As a result, the Game Act was amended in July 2011 and again in May 2013 to allow a private agency to conduct a rating review on games and permit a self-rating in cases where a game distributor cannot receive a prior rating from the Game Rating and Administration Committee due to special circumstances in its production and distribution channels. In January 2017, the Game Act was amended to allow governmental authorities to designate a “Self Rating Review Company” which would be entitled to conduct a self rating review on all of its games with the exception of adult-only games and arcade games. The governmental authorities have yet to designate any game company in Korea as such a Self Rating Review Company.

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

Under the Game Act, the Minister of Culture, Sports and Tourism may order information and communication service providers to refuse, stop, or restrict the offering of games if such games are unrated, contents are different from those submitted for rating, were denied rating as speculative games, or were manufactured or distributed by a person not registered for operation of manufacturing or distributing games for profit‑making. The Game Rating and Administration Committee undertakes examination of the information and communications service providers and provides recommendation of correction to the providers as necessary.

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

Such restrictions to prevent excessive preoccupation are currently only applicable to online personal computer games. After May 19, 2019, the Ministry of Gender Equality and Family is expected to review the scope of games to be subject to such restrictions, and it is possible that mobile games for smartphones and tablets may become included in the scope of such regulation.

The Telecommunications Business Act

Under the Telecommunications Business Act, a person who intends to run a value‑added telecommunications business must report to the Ministry of Science, ICT and Future Planning, or the “MSIP”, which has the authority to accept and monitor such reports. We are classified as a value‑added telecommunications service provider such that we are required to prepare and submit statistical reports regarding, among others, the current status of facilities, subscription records and current status of users to the MSIP upon its request. The MSIP is responsible for compiling information and formulating telecommunications policies under this Telecommunications Business Act. In addition, we are required to report any transfer, takeover, suspension or closing of our business activities to the MSIP, which may cancel our registration or order us to suspend our business for a period of up to one year if we fail to comply with its rules and regulations.

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

The Korean Civil Code and the Act on the Establishment and Management of the Korea Communications Commission

Pursuant to the Korean Civil Code, contracts entered into with minors, who were persons under 20 years of age, without parental consent under the Korean Civil Code prior to its amendment, may be invalidated. The definition of minors was changed to persons under 19 years of age in the amendment to the Korean Civil Code on March 7, 2011, which became effective on July 1, 2013. Under the Act on the Establishment and Management of the Korea Communications Commission, the Korea Communications Commission (“KCC”) was established to oversee services relating to broadcasting and communications and also to deliberate and resolve matters concerning the protection of users’ information and communications. As a result, telecommunications service contracts and online game user agreements are required to specifically set forth procedures for rescinding service contracts, which may be entered into by persons under 19 years of age without parental consent.

In November 2003, the KCC issued an order addressed to 15 major online game companies in Korea, including us, to regulate certain business practices relating to the settlement of service charges involving minors. The KCC raised concerns about the ability of minors to subscribe to online game services without parental consent by settling charges payable to online game companies through settlement systems operated by fixed‑line or broadband service providers. The order required online game companies to implement more specific and effective procedures to ensure, where relevant, that parental consent has been specifically obtained.

Although only a small number of our current subscribers were using the settlement options mentioned in the KCC order, we have enhanced our age verification and parental consent procedures for players using the relevant settlement options.

In April 2014, to help prevent damages from payments made by minors or unauthorized persons, the KCC required mobile application market providers to strengthen the security apparatus in a charged mobile application as follows: (i) to require setting up a password and entering it before the purchase of a charged mobile application, (ii) to standardize the phrases that indicate the application is a charged one and requires purchase and (iii) to provide certain major notices including the refund policies on the first page of the purchasing process. Moreover, in July 2017, the KCC implemented an alert system regarding minors’ usage of paid content within mobile applications, under which the mobile phone account holder and the minor’s parents or guardian will be notified upon the purchased amount exceeding a certain threshold.

Copyright Act

The Copyright Act grants certain protections to general works and computer program works. In connection with computer program works, the Copyright Act provides for restrictions on software copyrights, reverse analysis of computer programs, and the establishment of the exclusive right to issue computer programs as a special case apart from other kinds of works.

The Copyright Act has the relevant provisions necessary for implementing the Korea‑US Free Trade Agreement, such as recognition of temporary storage as copying, introduction of a system of fair use of copyrighted materials, prohibition of acts of infringement on the rights of copyright holders including the distribution of forged labels, and the introduction of statutory damages in accordance with the agreements in the Korea‑US Free Trade Agreement.

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

The MIHWAF issued a public notice announcing that “Web sites for trading items” are considered “harmful mass media” to minors based on the findings of Juvenile Protection Commission that such Web sites for trading online game items are likely to encourage gambling and speculation and negatively influence juveniles. In the public notice, the MIHWAF prohibited any person under the age of 19 from visiting Web sites for trading online game items.

A Web site for trading items is a Web site which offers the services of a brokerage or agency for the trading of tangible or intangible things gained from online games as prescribed in the Game Act. The Supreme Court held in a case regarding Item Bay, one of the leading Web sites in Korea for trading online game items, that “Trading items on Item Bay falls under speculative activity as it is hard for game users to resist the temptation of cash trades through which they may easily gain items, which will cause users to be attracted to the cash convertibility of items rather than the game itself.” While we offer virtual in‑game items for sale to our users on the game Web sites that we operate in Korea, we do not broker the trade of such game items or any other tangible or intangible acquisitions obtained by using online games among our users, and currently do not fall under the category of “Web site for trading items.”

Under the Juvenile Protection Act, online game providers may not provide online games to minors under the age of 16 late at night (specifically, from midnight until 6:00 a.m.) and any provider violating the provision is subject to imprisonment for no more than 2 years and a penalty not exceeding Won 10 million. Currently, such restriction is only applicable to online personal computer games. However, after May 19, 2019, the Ministry of Gender Equality and Family is expected to review the scope of games to be subject to such restrictions, and mobile games for smartphones and tablets may become included in the scope of such regulations.

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

Regulations on Sound Upbringing of Minors

In Japan, Internet and game software content is generally regulated at the local, rather than the national, level. Many local governments have ordinances regarding the sound upbringing of minors, which empower competent authorities to designate game software as detrimental to the sound upbringing of minors and prohibit the sale or distribution to minors of such designated game software. In addition, the Computer Entertainment Rating Organization, or “CERO,” a nonprofit organization, offers rating services for home‑use games, including online and mobile games. Game developers may request a rating for their game software from CERO, which will then review such software and assign one of the following five ratings: “suitable for users of all ages,” “suitable for users 12 years old or older,” “suitable for users 15 years old or older,” “suitable for users 17 years old or older,” and “suitable only for users 18 years old or older.” Ratings are based on, among other factors, the degree of sex, violence and anti‑social expression in the game software content. Once a rating is assigned, the relevant game software must prominently display such rating.

United States

Game Ratings and Attempts to Regulate Access to Children

Most video game software publishers comply with the standardized rating system established by the Entertainment Software Rating Board, or the “ESRB,” a non‑profit, self‑regulatory body established in 1994 by the Entertainment Software Association, or the “ESA.” The ESRB rates video games submitted by video game publishers; the ratings include both a symbol for age appropriateness (e.g., “E” for Everyone or “M” for Mature) and a content descriptor (e.g., “Blood and Gore” or “Intense Violence”). The ESRB specifically excludes any online interactions from the rating, as the ESRB is unable to review content, such as chat, text, audio and video generated by other users in an online environment. In 2015, the ESRB, in partnership with the International Age Rating Coalition, extended the ESRB rating system to games accessible via mobile and digital marketplaces.

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

The ESRB has rated our games as follows: Requiem is rated “Mature,” Ragnarok Online is rated “Teen,” and R.O.S.E. Online and Dragon Saga are rated “Everyone 10+.” Ragnarok Clicker has not yet been rated.

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

Privacy Policy Requirements

Online privacy policies are generally only required for Web sites that collect information from children or that collect certain information from the residents of certain states, such as California, Connecticut and Delaware. For other jurisdictions and types of information, online privacy policies are considered a good practice, but not necessarily required. Any company that does publish a privacy policy is obligated, however, to comply with its terms or risk being found to have engaged in a deceptive practice. The FTC and some state laws require that a posted privacy policy conspicuously and accurately disclose their user data collection and disclosure practices, including informing a business’ customers and users of the categories of personal information that are collected, describing how that personal information is used and shared with third parties, and explaining how users may change or update such information and opt out of its collection and use. In addition to possible statutory fines or penalties, an operator may be directly liable to its customer or users if it fails to comply with its posted privacy policy, if such noncompliance harms the users. Moreover, the FTC has initiated numerous investigations and imposed significant civil penalties in several cases involving alleged failures by companies to comply with the representations made in their online privacy policies and/or adequately disclose the companies’ actual practices in such policies. Settlement agreements with the FTC frequently include twenty years of privacy audits and mandated revisions to the business’ privacy practices, and can include civil penalties. In general, privacy policies are also expected in the mobile app context as well, including the collection and use of mobile geolocation and device identifier data. Because of the sensitive nature of data that can be collected through mobile apps, mobile app developers should post a privacy policy accessible through the app or the app store, provide just‑in‑time disclosures, obtain affirmative express consent when collecting sensitive information such as children’s data, and use enhanced measures or special notices to alert users to unexpected data use cases to follow best recommended practices from the FTC and State Attorneys General. The FTC has increased its scrutiny of mobile platforms and mobile apps and brought several consent decrees against app developers in recent years relating to misleading privacy disclosures, the over‑collection of data from a user’s mobile device, and the collection of information from children under 13 in violation of COPPA. The failure to properly disclose and obtain valid consent to data collection, use, and sharing may also require a business to delete all information that was improperly collected and used.

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

Regulations on Copyrights

Under the Copyright Act, as amended on November 30, 2016, online and mobile games may be protected both as “computer programs” and “audiovisual works.” The period of copyright protection extends to fifty years after the death of the copyright holder. For a copyright holder other than a natural person, the period of copyright protection is fifty years after the publication of the work.

Any unauthorized reproduction, public transmission, distribution, adaptation or public display of a protected work, removal of any electronic rights management information for the purpose of identification of copyright or copyright holder, or removal of any technological protection measures of a work, either willfully or negligently, may constitute an infringement of the copyright of the holder and may lead to imposition of fine(s) and/or imprisonment. Taiwan courts remain divided regarding whether the operation of an unauthorized server for an online game violates the Copyright Act. In 2017, the Intellectual Property Court of Taiwan ruled that the operator of an unauthorized server of an online game did not violate the Copyright Act by altering the log-in IP address of the online game. On the other hand, the same court ruled that reproducing copyrighted programs and artworks violated the Copyright Act. Any entity that sets up an unauthorized server for our online or mobile games may therefore still be deemed as infringing copyrights and thereby violating the relevant laws in Taiwan.

Use of a protected work will not constitute an infringement if it constitutes certain reasonable use based on statutory exemptions, such as use for educational, research, or news reporting purposes. An Internet service provider might not be held liable for copyright infringement by its users if it has adopted certain preventive measures for possible copyright infringements.

Regulations on Consumer Protection

A transaction between a business operator and a consumer is governed by the Consumer Protection Act, or the “CPA”, as amended on June 17, 2015. Any transaction between a business operator and a consumer, if conducted through the Internet such that the customer does not have the opportunity to examine the goods or the services prior to the transaction, will be considered a “distant sale.” A consumer of a distant sale may cancel the transaction without cause within seven days of receiving the goods or services and shall not be subject to any cancellation fee. If a business operator fails to inform the customer of his/her right to cancel the transaction within seven days, such seven-day period shall be calculated from when the business operator later informs the customer of his/her right. A customer may not cancel the transaction after four months since receiving the goods or services. Any agreement that waives such rights of a customer is void.

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

Regulations on Welfare and Rights of Children and Youths

Online game and mobile game operators should comply with a five-category game rating system, established under the Protection of Children and Youths Welfare and Rights Act and the Regulations of Game Software Rating Management, as amended on December 16, 2015 and November 12, 2015, respectively. The categories include: “Restricted”, “Parental Guidance 15”, or “PG-15”, “Parental Guidance 12”, or “PG-12”, “Protected” and “General Public.” The ratings are registered with the Digital Game Rating Committee, or the “DGRC”, and such registration should be filed by the entity selling the game software or operating the game with license, or by the other entity supplying the game to users, prior to the launch of the game for public review and reference. Entities selling, operating with license, renting, disseminating, or displaying the game software or providing software for downloads should mark such classification on the packaging of the game software or next to the link to such game software.

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

ITEM 4.C.  ORGANIZATIONAL STRUCTURE

The following is our organizational structure:

Note:

(1)	On March 30, 2018, Gravity Games Corporation held an extraordinary shareholders meeting at which the shareholders approved the commencement of a voluntary dissolution of Gravity Games Corporation.
(2)	On April 13, 2018, Gravity Communications Co., Ltd., a wholly owned subsidary in Taiwan, was incorporated.

ITEM 4.D.  PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2017, our property and equipment mainly consisted of (i) game engines, (ii) network servers and (iii) PCs. As of December 31, 2017, the net book value of our property and equipment was Won 946 million (US$886 thousand).

Korea

Our principal executive and administrative offices are located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 121‑795, Korea. We currently occupy 74,904 square feet of office space, which we lease from Korea Software Industry Promotion Agency, pursuant to a lease that will expire on December 31, 2018 and which is renewable for three additional years. The annual lease payment amounts to Won 1,401 million (US$ 1,313 thousand). The offices of NeoCyon, our 96.11% owned subsidiary, are located at 14F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 121‑795, Korea. NeoCyon currently occupies 9,980 square feet of office space, subleased from us. The annual lease payment amounts to Won 187 million (US$175 thousand). We believe that the existing facilities of Gravity and NeoCyon are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

United States

The offices of Gravity Interactive, our wholly‑owned subsidiary in the United States, are located at 7001 Village Drive, Suite 150, Buena Park, California 90621. Gravity Interactive currently occupies 5,838 square feet of office space, leased from a third party. The annual lease payment amounts to Won 165 million (US$155 thousand). We believe that the existing facilities of Gravity Interactive are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

Taiwan

Our local branch in Taiwan is located at Suite 6, 3F, No. 88, Ruihu St., Neihu District, Taipei City. The branch occupies 7,835 square feet of office space leased from a third party. The annual lease payment amounts to Won 104 million (US$97 thousand). We believe that the existing facilities of our branch are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes which appear elsewhere in this annual report. The following discussion is based on our consolidated financial statements, which have been prepared in accordance with IFRS. Our historic performance may not be indicative of our future results of operations and capital requirements and resources.

Since these are our first consolidated financial statements prepared in accordance with IFRS, pursuant to the transitional relief granted by the SEC in respect of the first time adoption of IFRS, the following is limited to a discussion of our financial results of operations for the years ended December 31, 2017 and 2016. An explanation of how the transition to IFRS from U.S. GAAP has affected our reported financial results is included in Note 4 to our consolidated financial statements.

ITEM 5.A.  OPERATING RESULTS

OVERVIEW

We are a leading developer and distributor of online games and mobile games in Taiwan, Korea, the Philippines and Thailand based on the number of peak concurrent users. Our headquarters is in Korea, and we are incorporated under the laws of Korea. Also, we have a local branch in Taiwan. Our revenues have been and continue to be driven primarily by our first game, Ragnarok Online and other games developed based on Ragnarok Online intellectual property. Our future growth and profitability will be determined by our ability to enhance the features on our existing games and introduce new games with characters, features and functions that gain market acceptance and following.

In 2017, our revenues increased by 175.6% to Won 141,623 million (US$132,678 thousand) from Won 51,396 million in 2016. We recorded a net profit attributable to owners of the parent company of Won 13,319 million (US$12,478 thousand) in 2017 as compared to a net profit attributable to parent company of 657 million in 2016. Our gross profit margin decreased to 33.5% in 2017 from 42.4% in 2016. Our operating profit margin was 9.9% in 2017 due to an operating profit of Won 14,035 million (US$13,149 thousand) in 2017 as compared to operating profit margins of 7.5% in 2016.

The increase in revenues in 2017 was primarily due to: (i) increased mobile game revenues from Ragnarok M in Taiwan, Ragnarok R in Taiwan, Korea and Thailand and the global servicing of RO: Idle Poring except in certain areas and (ii) increased subscription revenues from Ragnarok Online and Ragnarok Prequel in Taiwan.

Our cost of revenues for 2017 increased as compared to 2016 mainly due to increased commission paid for mobile services in Taiwan and Korea. Our operating expenses for 2017 increased as compared to 2016 mostly due to increased advertising expenses and research and development expenses. Our revenue trend will continue to be materially affected in the future by the popularity of online and mobile games introduced by our competitors.

Our corporate income tax rate in 2017 was 22%.

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

Online games—subscription revenue

Subscription revenue consists of revenues from (i) micro‑transactions; and (ii) subscription fees from Internet cafés. Micro‑transaction fees for consumable in‑game items are deferred when such in‑game items are purchased by users and recognized as revenue when the purchased in‑game items are used in the games while those for permanent in‑game items are recognized ratably as revenues over the estimated life cycle of game users. Such life cycle is calculated based on the weighted average game usage days of each game. Micro‑transaction fees for in‑game items with limited time period are deferred and recognized as revenue in proportion to the number of days lapsed. Prepaid subscription fees from Internet cafés are deferred and recognized as revenue on a monthly basis based on actual hours used.

Online games—royalties and license fees

We license the right to distribute, promote, and market our local version of games in various countries for a license fee and receive monthly royalties based on an agreed percentage of the licensees’ revenues from our games. For a table setting forth details of each license agreement of our principal product, Ragnarok Online, see ITEM 4.B. “BUSINESS OVERVIEW—OUR MARKETS—Overseas markets.”

The upfront license fees and/or guaranteed minimum royalties are deferred and recognized ratably as revenue over the license period, which generally does not exceed three years. If license agreements are renewed upon expiration of their terms, we generally receive renewal license fees, which are deferred and recognized ratably over the new license period. When the actual revenue of the licensee based on the contractual royalty rate exceeds the ratably recognized guaranteed minimum royalties, the excess is then also recognized as revenue.

We also receive royalty revenues from our licensees based on an agreed percentage of each of the licensees’ revenues from our games. Royalty revenues are recognized on a monthly basis as they are earned by the licensee. Our licensees’ sales consist of revenues from subscription fees and micro‑transactions. We generally are advised by each of our licensees as to the amount of royalties earned by us from such licensee within 7 to 25 days following the end of each month and we generally receive payments of the royalties within 20 to 30 days following the end of each month.

Mobile games and applications revenue

Mobile games and applications revenue consists of (i) revenues from micro-transactions that users pay in cases where we directly provide mobile game services to users; (ii) royalties and license fees from the licensees to which we license the right to distribute, promote, and market its local version of mobile games in overseas countries; (iii) royalties and license fees from the licensees to which we license the right to use the original game and intellectual property to develop new games and distribute, promote, and market those newly developed games; (iv) revenues from contract development services provided to third parties, such as developing games embedded in mobile phones, mobile applications, and sound for mobile phones and appliances; and (v) revenues from mobile games operation service for third parties

Revenues from micro-transactions and royalties and license fees from licensees are recognized in line with those of online games. Revenues from contract development services are recognized when the services have been rendered and the customers can begin use in accordance with the contractual terms. Revenues from mobile application development service are recognized by measuring progress-to-completion under the percentage-of-completion method. The stage of completion is measured by reference to the costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract. Revenues from mobile games operation service are based on an agreed percentage of each of the licensors’ revenues based on the licensor’s sales from the mobile games we operate are recognized on a monthly basis.

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

The following table sets forth a breakdown of revenues by type of revenue and the percentage of total revenue for the periods indicated:

		Year Ended December 31,
Revenue Type	2016			2017			2017(1)
		(In millions of Korean Won and thousands of US$, except percentages)
Online games—subscription revenue	~~W~~	23,065	44.9%	~~W~~	36,428	25.7%	US$	34,127
Online games—royalties and license fees		12,867	25.0		16,244	11.5		15,218
Mobile games and applications		12,041	23.4		82,624	58.3		77,406
Character merchandising, animation and other revenue		3,423	6.7		6,327	4.5		5,927
Total	~~W~~	51,396	100.0%	~~W~~	141,623	100.0%	US$	132,678

Notes:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,067.42 to US$1.00, the noon buying rate in effect on December 29, 2017 as certified by the Federal Reserve Bank of New York for customs purposes.

Cost of revenues

Our cost of revenues consists principally of the following:

•

operational expenses, commissions paid, royalty payments, server depreciation expenses, server maintenance costs and related personnel costs, mobile platform fees, channeling service fees and outsourcing fees related to developing updates to games currently commercially offered;

•	royalty payments to the third parties that are developers of some of the games we offer as a service distributor based on license agreements;
•

royalty payments to Mr. Myoung‑Jin Lee for the right to use the storyline and characters from his “Ragnarok” cartoon series used in our games and other products based on Ragnarok. We paid Mr. Lee an initial license fee of Won 40 million and are required to pay royalties based on 1.0% or 1.5% of adjusted revenues (net of value‑added taxes and certain other expenses) or 2.5%, 5% or 10% of net income generated from the use of the Ragnarok brand, depending on the type of revenues received from the operation or licensing of Ragnarok Online.

The cost of revenues from the payments to Mr. Myoung‑Jin Lee was Won 556 million (US$521 thousand) for 2017 and Won 403 million for 2016. This agreement expires in January 2033.

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

Research and development expenses

Research and development expenses consist primarily of payroll and other overhead expenses which are all expensed as incurred. Research and development expenses for game development are capitalized only after the technological feasibility of the game is established. The technological feasibility of the game is not established until the game development is substantially complete, which is generally when it is ready for open beta testing.

Foreign currency effects

In 2017, 79.7% of our revenues were denominated in foreign currencies, primarily in NT Dollar, Japanese Yen and U.S. Dollar.

In most of the countries in which our games are distributed, the revenues generated by our overseas subsidiaries and licensees are denominated in local currencies, which include NT dollar, Japanese Yen, Thai Baht, Chinese Yuan and Euro. The revenues from those countries, other than the United States, Japan and European countries, are converted into the U.S. dollar for remittance of monthly royalty payments to us. Depreciation of these local currencies against the U.S. dollar will result in reduced monthly royalty payments in U.S. dollar terms, thereby having a negative impact on our net profit.

Although we receive our monthly royalty revenues from our overseas licensees in foreign currencies, primarily in U.S. dollar and Japanese Yen, and other local currencies, such as NT dollar, Thai Baht and Chinese Yuan in our other principal markets, substantially all of our costs are denominated in Won. We receive monthly royalty payments from our overseas licensees based on an agreed percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. We generally receive these royalty payments 20 to 30 days after the end of each month unless delayed due to extraordinary circumstances. Appreciation or depreciation of the Won against these foreign currencies during this period will result in foreign currency losses or gains and affect our net profit.

As of December 31, 2017 and 2016, we had no foreign currency forward contract outstanding. See ITEM 11. “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK—Foreign currency risk.”

Income tax expenses

See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR BUSINESS—Adverse changes in the withholding tax rates in the countries from which we receive license fees and royalties and adverse changes in realizability of deferred tax assets could adversely affect our net profit.” and ITEM 5.A. “OPERATING RESULTS—CRITICAL ACCOUNTING POLICIES—Income taxes.”

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, contingent liabilities, and revenue and expenses during the reporting period. We evaluate our estimates on an ongoing basis based on historical experience and other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The policies discussed below are considered by our management to be critical because they are not only important to the portrayal of our financial condition and results of operations but also because the application and interpretation of these policies require both judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

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

Impairment of non-financial assets

Impairment of non-financial assets is accounted for under IAS 36, Impairment of Assets, which requires assessment of whether there is any indication that a non-financial asset may be impaired (i.e. whether its carrying amount may be higher than its recoverable amount). IAS 36 contains a list of external and internal indicators of impairment. If there is an indication that a non-financial asset may be impaired, then the asset's recoverable amount must be calculated.

Goodwill and intangible assets that have an indefinite useful life or are not yet available for use, are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal or value in use. Non-financial assets other than goodwill that have been impaired are reviewed for possible reversal of the impairment at the end of each reporting period.

In 2017, we recorded impairment losses of Won 230 million (US$215 thousand) in non-financial assets.

Deferred taxes

We account for income taxes under the provisions of IAS 12, Income Taxes.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable income will be available to utilize those temporary differences.

We recognize a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that we are able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, we recognize a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends to settle on a net basis.

When assessing the realizability of deferred tax assets, we considered multiple factors including performance, general economic environment, projected future taxable income, and periods available to deduct tax loss carryforwards and tax credit carryforwards. The ultimate realization of deferred tax assets is dependent on whether we are able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences are deductible.

As of December 31, 2017, we have recognized deferred tax assets related to temporary differences, tax loss carryforward and tax credit carryforwards, which can be utilized based on the likelihood of future taxable income.

Segment Reporting

An operating segment is defined as a component of a company that engages in business activities for which discrete financial information is available and that is regularly reviewed by our Chief Operating Decision Maker (the “CODM”) to make decisions about resources to be allocated to the segment and assess its performance. In accordance with International Financial Reporting Standards, or IFRS 8, Operating Segments, we currently operate and manage our business as several operating and reportable segments.

Our operating segments are consistent with our internal organizational structure, the manner in which our operations are reviewed and managed by our Chief Executive Officer, who is our CODM, the manner in which we assess operating performance and allocate resources, and the availability of separate financial information.

Our CODM does not review any information regarding total assets on an operating segment basis, and accordingly, no disclosure is made with respect thereto. We assess the performance an operating segment based on its operating profit or loss, which does not differ from the operating profit reported on the Statement of Comprehensive Income except for inter-segment transactions. The following information is available for each business segment for the years ended December 31, 2017 and 2016.

	2017
	Revenue		Depreciation Amortization		Operating profit(loss)(2)
	(In millions of Korean Won)
Online	~~W~~	53,790	~~W~~	222	~~W~~	14,536
Mobile		87,194		268		(2,476)
Others		7,532		36		993
Sub total		148,516		526		13,053
Inter-segment eliminations(1)		(6,893)		(6)		982
Total	~~W~~	141,623	~~W~~	520	~~W~~	14,035

	2016
	Revenue		Depreciation Amortization		Operating profit(loss)(2)
		(In millions of Korean Won)
Online	~~W~~	36,354	~~W~~	243	~~W~~	11,147
Mobile		14,003		260		(7,515)
Others		4,292		79		301
Sub total		54,649		582		3,933
Inter-segment eliminations (1)		(3,253)		(66)		(99)
Total	~~W~~	51,396	~~W~~	516	~~W~~	3,834

(1)	Inter-segment eliminations are reflected as adjustments.
(2)	Other profit or loss items that do not constitute operating profit (loss) are not separately disclosed because they are not reviewed by the chief operating decision maker by operating segment.

New standards and interpretations not yet adopted by us

Certain new accounting standards and interpretations that have been published but are not mandatory for the annual reporting period commencing January 1, 2017 and have not been early adopted by us are set out below.

(i) IFRS 15 Revenue from Contracts with Customers

We will apply IFRS 15 Revenue from Contracts with Customers issued in May 2014 and amended in September 2015 for annual reporting periods beginning on or after January 1, 2018. Earlier adoption is permitted under IFRS. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts, SIC Interpretation 31 Revenue-Barter Transactions Involving Advertising Services, IFRIC Interpretation 13 Customer Loyalty Programs, IFRIC Interpretation 15 Agreements for the Construction of Real Estate and IFRIC Interpretation 18 Transfers of assets from customers. We must apply IFRS 15 Revenue from Contracts with Customers within annual reporting periods beginning on or after January 1, 2018, and will elect the modified retrospective approach which will recognize the cumulative impact of initially applying the revenue standard as an adjustment to retained earnings as of January 1, 2018, the period of initial application.

In order to prepare for the adoption of IFRS 15, we formed a task force consisting of members from our accounting department and other relevant departments, as necessary. Beginning in September 2017, we performed a detailed impact analysis of the financial effects of adopting the standard. In addition to the accounting and financial reporting impact, we also analyzed the impact of IFRS 15 on internal controls, based on our revenue structure and processes. IFRS 15 will affect not only accounting methods but also general business practices, including the execution of new contracts and overall business attitude. Therefore, we have launched an orientation and training program for both our directors and employees.

As a result of the analysis, we identified the following area that is likely to be impacted by the adoption of IFRS 15.

The accounting for royalties and license fees from game licensing contracts. We license the right to distribute and market its local version of games to overseas licensees (“game licensing contracts”) in exchange for an initial prepaid license fee and/or guaranteed minimum royalty payments. We generally provide our licenses with post-contract customer support on its software products, consisting of technical support and occasional unspecified upgrades, or enhancements during the contract term. We determined that granting a license is not distinct from other promised services in the contracts, therefore, the promise to grant a license and those other promised services together are considered a single performance obligation. Revenue is recognized over time from the commercial launch date to the expiration date of the relevant contract under IAS 18, whereas it is recognized over time from the date when a contractual obligation is performed for the first time to the expiration date of the relevant contract under IFRS 15.

For the year ended December 31, 2017, our revenue from licensing contracts was Won 20,464 million, which was 14% of total consolidated revenue. Based on the nature of our promise in granting a license as described above, we determined that the revenue from licensing contracts shall be recognized on a ratable basis over the license period in accordance with IFRS 15.

In accordance with IAS 18, license fees and royalties paid are recognized in accordance with the substance of the contract, and therefore, are recognized ratably over the license period. When the running royalty revenue based on the contractual royalty rate and the actual revenue of the licensee exceed the ratably recognized guaranteed minimum, the excess is then recognized as revenue and accounts receivable. Although the accounting framework changes, the accounting treatment under the new standards would not be substantially changed. Therefore, we do not expect adoption of IFRS 15 to have a material impact on our consolidated financial statements.

The revenue recognition disclosures will significantly expand under the new standard, specifically with regard to quantitative and qualitative information on the reconciliation of contract balances, changes in contract assets and liabilities and disaggregation of revenue. We will continue to evaluate these requirements.

(ii) Amendments to IAS 28 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with IFRS 9. The amendments clarify that an entity shall make this election separately for each associate or joint venture at initial recognition of the associate or joint venture. We will apply these amendments retrospectively for annual periods beginning on or after January 1, 2018, and early adoption is permitted. We do not expect the amendments to have a significant impact on the financial statements.

(iii) IFRIC Interpretation 22 Foreign Currency Transaction and Advance Consideration

According to IFRIC 22, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. These enactments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We do not expect the enactments to have a significant impact on our consolidated financial statements upon our adoption of the amendments.

(iv) IFRS 16 Leases

IFRS 16 Leases issued in January 2016 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace IAS 17 Leases, IFRIC Interpretation 4 Determining whether an Arrangement contains a Lease, SIC Interpretation 15 Operating Leases-Incentives, and SIC Interpretation 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. We will apply the standard for the annual period beginning on or after January 1, 2019.

At the inception of a contract, the entity shall assess whether the contract is, or contains, a lease. Also, at the date of initial application, the entity shall assess whether the contract is, or contains, a lease in accordance with the standard. For a contract that is, or contains, a lease, the entity shall account for each lease component within the contract as a lease separately from non-lease components of the contract. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease (a lease term of 12 months or less at the commencement date) and low value assets. We are currently evaluating the impact of adoption on the consolidated financial statements upon adoption of the standard.

(v) IFRS 9 Financial Instruments

The new standard for financial instruments issued in July 2014 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. This standard will replace IAS 39 Financial Instruments: Recognition and Measurement. We will apply the standards for annual periods beginning on or after January 1, 2018. We will apply practical expedients permitted by the standard.

IFRS 9 Financial Instruments impacts three main areas including: (a) classification and measurement of financial assets on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets, (b) a new impairment model for financial instruments based on the expected credit losses, and (c)

hedge accounting including expansion of the range of eligible hedging instruments and hedged items that qualify for hedge accounting and a change to the methodology of the hedge effectiveness assessment.

An effective implementation of IFRS 9 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and system stabilization.

We performed an impact assessment to identify potential financial effects of applying IFRS 9. Based on our initial assessment, we do not expect the adoption of IFRS 9 to have a significant impact on the consolidated financial statements.

(a)	Classification and measurement

As of December 31, 2017, we held Won 106,010 million in loans and receivables and Won 44,980 million in financial liabilities, which is measured at amortized cost. We expect that the financial assets and liabilities will continue with our respective classification and measurements upon the adoption of IFRS 9.

(b)	Impairment

This new impairment model may result in an earlier recognition of credit losses on our financial assets. Based on a preliminary assessment, the application of the new impairment model may not have a significant impact us.

(c)	Hedge accounting

We do not have any hedge relationship and therefore it may not have any impact on us upon the adoption.

(vi) IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation, issued in July 2017, clarifies application of recognition and measurement requirements in IAS 12. The Interpretation specifically addresses the following: (i) whether an entity considers uncertain tax treatments separately, (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities, (iii) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and (iv) how an entity considers changes in facts and circumstances. IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019, but certain transition reliefs are available. We do not expect a significant impact on its financial statements on applying the interpretation.

RESULTS OF OPERATIONS: 2017 COMPARED TO 2016

The following table summarizes our results of operations for the periods indicated:

	Years Ended December 31,
	2016		2017		2017(1)		% Changes
		(In millions of Korean Won and thousands of US$, except percentages)
Statements of Comprehensive Income
Revenues:
Online games-subscription revenue	~~W~~	23,065	~~W~~	36,428	US$	34,127	57.9%
Online games-royalties and license fees		12,867		16,244		15,218	26.2
Mobile games and applications		12,041		82,624		77,406	586.2
Character merchandising, animation and other revenue		3,423		6,327		5,927	84.8
Total revenues		51,396		141,623		132,678	175.6
Cost of revenues		29,587		94,234		88,282	218.5
Gross profit		21,809		47,389		44,396	117.3
Gross profit margin(2)		42.4%		33.5%		33.5%
Operating expenses:
Selling, general and administrative expenses		(15,977)		(28,012)		(26,243)	75.3
Research and development		(1,973)		(5,239)		(4,908)	165.5
Other income		44		165		155	275.0
Other expenses		(69)		(268)		(251)	288.4
Total operation expenses		17,975		33,354		31,247	85.6
Operating profit		3,834		14,035		13,149	266.1
Operating profit margin(3)		7.5%		9.9%		9.9%
Finance income (costs)
Finance income		1,666		1,875		1,756	12.5
Finance costs		(1,673)		(1,452)		(1,360)	(13.2)
Profit before income tax		3,827		14,458		13,545	277.8
Income tax expenses		3,240		1,144		1,072	(64.7)
Profit for the year		587		13,314		12,473	2,168.1
Other comprehensive income(loss)
Items that maybe subsequently reclassified to income or loss
Foreign currency translation adjustment		(77)		37		35	N/M
Total comprehensive income for the year		510		13,351		12,508	2,517.8
Profit (loss) attributable to:
Owners of the Parent Company	~~W~~	657	~~W~~	13,319	US$	12,478	1,927.2
Non-controlling interest(4)		(70)		(5)		(5)	(92.9)
Total comprehensive income attributable to:
Owners of the Parent Company	~~W~~	580	~~W~~	13,356	US$	12,513	2,202.8
Non-controlling interest(4)		(70)		(5)		(5)	(92.9)

N/M = not meaningful

Notes:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,067.42 to US$1.00, the noon buying rate in effect on December 29, 2017 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)	Gross profit margin for each period is calculated by dividing gross profit by total revenue for each period.
(3)	Operating profit margin for each period is calculated by dividing operating profit by total revenue for each period.
(4)

Represents the non‑controlling interest in NeoCyon, a 96.1%‑held subsidiary acquired in December 2005, and Gravity Games, a subsidiary acquired in October 2010, in which our initial ownership was 50.8% and which increased to 85.5% in August 2013.

Revenues

Our total revenues increased by 175.6% to Won 141,623 million (US$132,678 thousand) in 2017 from Won 51,396 million in 2016, primarily due to:

•

a 57.9% increase in subscription revenue to Won 36,428 million (US$34,127 thousand) in 2017 from Won 23,065 million in 2016, which was due mainly to increased revenues from Ragnarok Online and Ragnarok Prequel in Taiwan and Ragnarok Online in the United States and Canada. We began to directly offer Ragnarok Online in Taiwan since June 2016 after our distribution agreement with a local publisher was terminated, and we commercially launched Ragnarok Prequel in Taiwan in July 2016;

•

a 26.2% increase in royalties and license fees to Won 16,244 million (US$15,218 thousand) in 2017 from Won 12,867 million in 2016, which was mainly due to (i) increased revenues from Ragnarok Online in Japan, Philippines, Singapore, Malaysia, Indonesia; and (ii) increased revenue from a game development and publishing agreement of Ragnarok Online II in China. Ragnarok Online was relaunched in Indonesia, Philippines, Singapore and Malaysia by a local licensee in February 2017, June 2017 and November 2017, respectively;

•

a 586.2% increase in mobile games and applications revenue to Won 82,624 million (US$77,406 thousand) in 2017 from Won 12,041 million in 2016. This increase was mainly attributable to increased revenues from Ragnarok M which was launched in Taiwan in October 2017, Ragnarok R in Korea, Taiwan and Thailand and the global servicing except in Japan, China and Korea of RO: Idle Poring starting from September 2017; and

•

a 84.8% increase in character merchandizing, animation and other revenue to Won 6,327 million (US$5,927 thousand) in 2017 from Won 3,423 million in 2016, which was mainly attributable to increased revenues from NeoCyon’s website development and operation services for third parties.

Cost of revenues

Our cost of revenues increased by 218.5% to Won 94,234 million (US$88,282 thousand) in 2017 from Won 29,587 million in 2016, primarily due to:

•

a 568.5% increase in commission paid to Won 76,464 million (US$71,634 thousand) in 2017 from Won 11,439 million in 2016, which was mainly due to increased commission paid for game services related to Ragnarok M, Ragnarok R, RO: Idle Poring and Ragnarok Prequel; and

•

a 71.9% increase in outsourcing fees to Won 4,746 million (US$ 4,446 thousand) in 2017 from Won 2,761 million in 2016 primarily resulting from an increase in outsourcing fees for NeoCyon’s website development and operation service for third parties.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 117.3% to Won 47,389 million (US$44,396 thousand) in 2017 from Won 21,809 million in 2016. Our gross profit margin decreased to 33.5% in 2017 from 42.4% in 2016 due to increased fees and commissions related to our services of Ragnarok Online IP based mobile games.

Operating expenses

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 75.3% to Won 28,012 million (US$26,243 thousand) in 2017 from Won 15,977 million in 2016, primarily due to:

•

a 419.5% increase in advertising expenses to Won 12,525 million (US$11,734 thousand) in 2017 from Won 2,411 million in 2016 mainly due to increase in advertising expenses for the commercial launch of Ragnarok R, Ragnarok Zero and Sward and Fairy: Mirror’s Mirage in Korea; and

•	a 17.6% increase in salaries to Won 5,468 million (US$5,123 thousand) in 2017 from Won 4,650 million in 2016, primarily resulting from an increase in the number of employees.

Research and development. Our research and development expenses increased by 165.5% to Won 5,239 million (US$4,908 thousand) in 2017 from Won 1,973 million in 2016, mainly due to increases in development expenses for mobile games.

Other expenses. We had Won 230 million (US$215 thousand) in impairment loss on intangible assets in 2017, compared to impairment loss on intangible assets of Won 5 million in 2016, which mostly consisted of impairment loss on intangible assets of the Legend of Sword and Fairy: Mirror’s Mirage.

Operating profit and operating profit margin

As a result of the cumulative effects of the reasons stated above, we recorded an operating profit of Won 14,035 million (US$13,149 thousand) in 2017, compared to operating profit of Won 3,834 million in 2016, and our operating profit margin was 9.9% and 7.5% in 2017 and 2016, respectively.

Net finance income (costs)

We recorded net finance income of Won 423 million (US$ 396 thousand) in 2017, compared to net finance costs of Won 7 million in 2016. Net finance income (costs) includes primarily interest income and foreign currency gain (loss).

Income tax expenses

We recorded an income tax expense of Won 1,144 million (US$1,072 thousand) in 2017, compared to an income tax expense of Won 3,240 million in 2016. The decrease was mostly due to the recognition of deferred tax benefits in 2017 related to Gravity. Up to 2016, we had not recognized the deferred tax assets of Gravity. However, in 2017, we concluded that Won 3,036 million (US$ 2,844 thousand) of deferred tax assets related to temporary differences, tax loss carryforwards and tax credit carryforwards are realizable based on historical performances, such as the stable growth of existing online games and success of new mobile games, and business plans that include reasonable forecasts on revenues and expenses.

Non‑controlling interest

Non‑controlling interest represents the net profit from NeoCyon, our 96.1%‑held subsidiary and net loss from Gravity Games, our 85.5%‑held subsidiary, attributable to third‑party minority interest holders. We acquired 96.1% of the voting equity of NeoCyon in 2005. We acquired 50.8% of the voting equity of Gravity Games in 2010 and increased our ownership in Gravity Games to 85.5% in August 2013.

Profit attributable to owners of the parent company

As a result of the foregoing, we recorded profit attributable to owners of the parent company of Won 13,319 million (US$12,478 thousand) in 2017 compared to profit attributable to owners of the parent company of Won 657 million in 2016.

Segment Results

Our net revenue from online game operations, prior to adjusting for inter-segment transactions, was Won 53,790 million (US$50,393 thousand) in 2017, which was a 48.0% increase from Won 36,354 million in 2016.

This was mainly due to increased subscription revenues from Ragnarok Online and Ragnarok Prequel in Taiwan and Ragnarok Online in the United States and Canada. Our net revenue from mobile game operations was Won 87,194 million (US$81,687 thousand) in 2017, which was 522.7% increase from Won 14,003 million in 2016. This was mainly due to increased revenues from Ragnarok M in Taiwan, Ragnarok R in Korea, Taiwan and Thailand and the global servicing of RO: Idle Poring except in Japan, China and Korea.

Prior to adjusting for inter-segment transactions, we recorded an operating profit of Won 14,536 million (US$13,618 thousand) from online game operations in 2017, which was an increase of 30.4% from Won 11,147 million in 2016, resulting mainly from increased revenues from Ragnarok Online and Ragnarok Prequel in Taiwan and Ragnarok Online in Japan, the Philippines, the United States and Canada. Also, our operating loss from mobile game operations was Won 2,476 million (US$ 2,320 thousand) in 2017, which was a decrease of 67.1% from Won 7,515 million in 2016, mainly due to increased revenues from Ragnarok M, Ragnarok R and RO: Idle Poring.

ITEM 5.B.  LIQUIDITY AND CAPITAL RESOURCES

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2016		2017		2017(1)
		(In millions of Korean Won and thousands of US$)
Cash and cash equivalents at beginning of year	~~W~~	24,909	~~W~~	16,720	US$	15,664
Net cash inflow from operating activities		2,494		26,136		24,486
Net cash outflow from investing activities		(10,667)		(2,982)		(2,794)
Net cash inflow (outflow) from financing activities		—		—		—
Effect of exchange rate changes on cash and cash equivalents		(16)		(779)		(730)
Net increase (decrease) in cash and cash equivalents		(8,189)		22,375		20,962
Cash and cash equivalents at end of year	~~W~~	16,720	~~W~~	39,095	US$	36,626

Note:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,067.42 to US$1.00, the noon buying rate in effect on December 29, 2017 as certified by the Federal Reserve Bank of New York for customs purposes.

Prior to the commercial launch of Ragnarok Online in August 2002, our principal sources of liquidity were cash from equity financing and incurrence of debt. Following the commercial launch of Ragnarok Online, our principal sources of liquidity have been cash flows from our operating activities and the proceeds from our initial public offering of ADSs in February 2005. As of December 31, 2017, we had approximately Won 39,095 million (US$36,626 thousand) in cash and cash equivalents. Our cash and cash equivalents primarily consist of bank deposits with a maturity of three months or less at the time of purchase and money market instruments where the underlying securities have a maturity of three months or less. Net cash used in investing activities has consisted primarily of purchase of intangible assets and purchase of property and equipment. Our net property and equipment increased from Won 478 million as of December 31, 2016 to Won 946 million (US$886 thousand) as of December 31, 2017 mainly due to the purchase of property and equipment of Won 899 million (US$ 842 thousand). Our intangible assets increased from Won 234 million as of December 31, 2016 to Won 1,036 million (US$971 thousand) due to acquisition of intangible assets during 2017.

Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We invest our cash in bank deposits and short‑term financial instruments which primarily consist of money market instruments with maturity of one year or less. Our short‑term financial instruments increased from Won 22,000 million as of December 31, 2016 to Won 22,500 million as of December 31, 2017. The increase in our short-term financial instruments in 2017 primarily resulted from increase in profit from our business.

We generate cash primarily through revenues from mobile games and applications as well as subscription revenues, royalties and license fees from our online games in various countries as described in ITEM 5.A. “OPERATING RESULTS—OVERVIEW—Revenues.” The level of popularity of our games in the marketplace is a key factor in how much cash we can generate. Most of our cash disbursements relate to internal costs such as salaries and other overhead costs for game servicing, other selling, general and administrative activities, and R&D activities.

Net cash inflow from operating activities.  Net cash inflow from operating activities increased to Won 26,136 million (US$ 24,486 thousand) in 2017 from Won 2,494 million in 2016, which was primarily due to increased net profit as a result of operating activities in 2017 and a decrease in working capital.

Net cash outflow from investing activities.  Net cash outflow from investing activities decreased in 2017 as compared to 2016, mainly due to Won 500 million (US$ 468 thousand) of net increase of short-term financial instruments, compared to net increase of Won 10,500 million of short-term financial instruments in 2016.

Capital resources

As our overseas operations are conducted primarily through our local branch in Taiwan, our subsidiaries and our overseas licensees, our ability to finance our operations and any debt that we or our subsidiaries may incur depends, in part, on the payment of royalties and other fees by our overseas licensees and, to a lesser extent, the flow of dividends from our subsidiaries.

As of December 31, 2017, our primary source of liquidity was Won 39,095 million (US$36,626 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities will be sufficient to meet our capital needs through at least the first quarter of 2019. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations.

We expect to have capital expenditure requirements for the ongoing expansion into other markets, including expenditures for expanding and upgrading our existing server equipment continuously, for developing new games internally, for acquiring and publishing third party games, or for investing in enhancing our technological, marketing, distributing and servicing capabilities. We believe that our internal cash flow from operations, together with our proceeds from our initial public offering in February 2005, will be sufficient to satisfy our working capital requirements through at least the first quarter of 2019, including our new game development expenditures.

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

Our research and development expenditures were Won 5,239 million (US$ 4,908 thousand) and Won 1,973 million in 2017 and 2016, respectively. Our research and development expenses increased in 2017 mainly due to increase in research and development expenses for mobile games.

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

ITEM 5.E.  OFF‑BALANCE SHEET ARRANGEMENTS

There are no off‑balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors.

ITEM 5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our contractual cash obligations due by period as of December 31, 2017:

	Payments Due by Period
	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
		(In millions of Korean Won)
Operating lease obligations	~~W~~	2,691	~~W~~	2,333	~~W~~	358	~~W~~	—	~~W~~	—
Purchase obligations		1,436		1,436		—		—		—
Accrued severance benefits		208		208		—		—		—
Total	~~W~~	4,335	~~W~~	3,977	~~W~~	358	~~W~~	—	~~W~~	—

Long‑term debt obligations.  We have financed our operations primarily through cash flows from operations as well as proceeds from our initial public offering of ADSs in February 2005. Therefore, there are currently no long‑term debt obligations.

Operating lease obligations.  With respect to our operating lease obligations, the lease payments due by December 31, 2018 are Won 1,460 million, Won 174 million, Won 121 million, Won 567 million and Won 11 million for our principal offices in Seoul, offices for our subsidiary in the United States, a local branch office and rental servers in Taiwan and company vehicle, respectively. The lease terms expire in December 2018, August 2019, May 2019, March 2019 and August 2020, respectively. The renewal terms in all of the leases are subject to market conditions.

Purchase obligations.  In September 2010, we entered into an agreement with Shanghai Nineyou Interactive Community and Media Co., Ltd., and its two affiliates, Shanghai Nineshine Information Technology Co., Ltd. and HitNorth International Limited, to publish Weapons of the Gods, a game being developed by HitNorth International Limited. In August 2017, we entered into an agreement with Interserv International Inc. to obtain the right to publish Heros of Dungeon in Korea. In August 2017, we entered into an agreement with Marvelous Inc. to obtain rights to develop localized versions of Senran Kagura and to publish such games in Taiwan and Korea. In September 2017, we entered into an agreement with Zepetto Co., Ltd. to obtain a right to publish Battle Carnival in Taiwan, Hong Kong, and Macau. Also, in November 2017, we entered into an agreement with Animoca Brands Ltd. to obtain rights to develop localized versions of Beast Brawlers and to publish such games in Taiwan, Hong Kong, Macau and Korea. As of December 31, 2017, we are to pay the remaining license fees and guaranteed minimum royalties in installments based on the progress of the development of the games.

Accrued severance benefits.  Employees and executive officers with one year or more of service are entitled to receive a lump‑sum payment upon termination of their employment with us based on the length of service and their rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of IAS 19, Employment Benefits. As severance benefits have no specific maturities, they are not allocated to the table that sets forth a summary of our contractual cash obligations due by period as of December 31, 2017.

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

ITEM 5.G. SAFE HARBOR

See “FORWARD-LOOKING STATEMENTS.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors and executive officers as of April 20, 2018. The business address of all of our directors and executive officers is our registered office at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 121‑795, Korea.

Name	Age	Position
Hyun Chul Park	45	Chief Executive Officer and Executive Director
Yoshinori Kitamura	50	Chairman of the Board of Directors and Chief Operating Officer
Heung Gon Kim	52	Chief Financial Officer
Kazuki Morishita	44	Executive Director
Kazuya Sakai	53	Executive Director
Jong Gyu Hwang	48	Independent Director
Doo Hyun Ryu	57	Independent Director
Jung Yoo	57	Independent Director

Hyun Chul Park has served as our Chief Executive Officer and Executive Director since March 2011 and was an officer of our corporate management office from May 2009 to March 2011. Mr. Park has also been a Director of Gravity Interactive since November 2014. He has been a Director and Chief Operating Officer of NeoCyon since December 2009 and April 2012, respectively, and was a Director of Gravity Games from October 2010 to March 2018 and Chief Strategy Officer of NeoCyon from October 2010 to March 2012. He has been general manager of the GV Business Division (formerly known as International Business Division) at GungHo Online Entertainment, Inc. since September 2007. He worked as a general manager of Content Producing Department of SEGA Networks (China) Co., Ltd. from July 2005 to September 2007 and a manager of Asia Division at SEGA Corporation from April 2004 to July 2005. He was a manager of Overseas Marketing Team at ActozSoft Co., Ltd. from October 2002 to March 2004 and at Siementech Co., Ltd. from October 2001 to October 2002. He worked as part of the Engineer Team of Toyota Vista Tokyo Co., Ltd. from April 1998 to July 2001. Mr. Park obtained a diploma in Automotive Maintenance from Tokyo College of Technology, the current name of which is Tokyo College of Automotive Technology.

Yoshinori Kitamura has served as our Executive Director since March 2008, Chief Operating Officer since June 2008 and Chairman of the Board of Directors since April 2011. Mr. Kitamura has also been a Director and Chief Executive Officer of NeoCyon since October 2008 and since October 2009, respectively. He has been Chief Executive Officer of Gravity Entertainment and Gravity Interactive since March 2008 and July 2008, respectively. Also, he was a Director of Gravity Games from October 2010 to March 2018 and a Director of Gravity EU SAS from July 2011 to November 2014. Mr. Kitamura has also been a Director and Executive General Manager of the GV Business Division (formerly known as International Business Division) at GungHo Online Entertainment, Inc. since March 2006 and June 2007, respectively, and was an Executive General Manager of the Marketing Division at GungHo Online Entertainment, Inc. from February 2003 to June 2007. He worked as a Director of GungHo Online Entertainment Korea, Inc. and GungHo Works, Inc. from March 2007 to October 2008 and from March 2008 to June 2008, respectively. Mr. Kitamura was a Director of L5 Games Inc. from July 2008 to its liquidation in August 2008. Mr. Kitamura also worked at NC Japan K.K. as marketing manager from January 2002 to January 2003 and ICC Corporation as business development manager from September 1999 to December 2001. Mr. Kitamura holds a bachelor’s degree in English Language and Literature from Bunkyo University.

Heung Gon Kim has served as our Chief Financial Officer since September 2008. Mr. Kim has also been Chief Financial Officer and a Director of Gravity Interactive since June 2009 and March 2011, respectively. Mr. Kim has been a liquidator of Gravity Games since March 2018. He was a Director of Gravity Games from October 2010 to March 2018 and Chief Executive Officer of Gravity Games from March 2013 to March 2018. Mr. Kim has also been a Director of Gravity Entertainment since March 2011. He has been a Director and Chief Financial Officer of NeoCyon since March 2011 and May 2011, respectively. Mr. Kim was a general manager of our financial management division and accounting & treasury department from March 2007 to September 2008 and from September 2006 to March 2007, respectively. He also worked as a manager of our accounting team from April 2004 to September 2006. Mr. Kim worked at Modottel, Inc. as accounting team manager from June 2002 to April 2004. Mr. Kim holds a bachelor’s degree in Accounting from Chung‑Ang University.

Kazuki Morishita has served as our Executive Director since March 2008. Mr. Morishita has also been the President and Chief Executive Officer of GungHo Online Entertainment, Inc. since January 2004 and was Chief Operating Officer of GungHo Online Entertainment, Inc. from August 2002 to January 2004. In addition, he was a director of Game Arts Co., Ltd. from December 2005 to March 2008 and has been the President of Game Arts Co., Ltd. since March 2008. Mr. Morishita has also been a director of GungHo Online Entertainment America, Inc. and Grasshopper Manufacture, Inc. since March 2012 and February 2013, respectively. Mr. Morishita was a director of Acquire Corp. and Kahon 3 Oy from October 2011 to November 2014, and from December 2013 to September 2014, respectively. Mr. Morishita was the Chairman of GungHo Works, Inc. from October 2007 to December 2009 and worked as a Director of GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008 and a Director of Overdriver Game Technologies Ltd. from June 2012 to August 2013. He also was a general manager of the E‑service department at OnSale, Inc. from May 2001 to August 2002. Mr. Morishita served as Director of Kickers Network, Inc. from December 2000 to April 2001 and as Director of Dolphin Net, Inc. from March to November in 2000. Mr. Morishita worked as chief of the system sales department at Softcreate Co., Ltd. from July 1996 to February 2000. Mr. Morishita graduated from the High School Affiliated with Chiba University of Commerce.

Kazuya Sakai has served as our Executive Director since March 2009. He also served as Chief Financial Officer and Director since April 2004 and March 2005 respectively, and was the Investor Relations Officer of GungHo Online Entertainment, Inc., from July 2011 to April 2014. He has served as Director of Games Art Co., Ltd., GungHo Gamania Co., Ltd., PlayPhone, Inc., Acquire Corp., GungHo Online Entertainment Asia Pacific Pte. Ltd., Grasshopper Manufacture, Inc. and GungHo Online Entertainment America, Inc. since March 2017, December 2015, August 2015, July 2015, September 2014, February 2013 and March 2012, respectively. Mr. Sakai was a Director of GGF B.V. from October 2013 to September 2014. He was a Director of Overdriver Game Technologies Ltd. from June 2012 to August 2013, and an Auditor of Acquire Corp. from October 2011 to July 2015. Also, he was Chief Executive Officer of Capri, Inc. from October 2008 to December 2009. He was a Director of Gravity Entertainment from March 2008 to March 2011, and a Director of GungHo Works, Inc. from October 2007 to December 2009. Mr. Sakai was a Director of GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008 and Chief Executive Officer in October 2008 to its liquidation in October 2008. He was Chief Executive Officer of GungHo Asset Management, Inc. from January 2007 to October 2008. Mr. Sakai served as a general manager of Administration Division, Director and Chief Executive Officer of Expression Tools, Inc. from January 1993 to March 1996, from April 1996 to April 2000, and from April 2000 to November 2003, respectively. He worked at The Kyushu Sogo Bank, Ltd., the current name of which is The Shinwa Bank, Ltd., from April 1987 to December 1992. Mr. Sakai graduated from Kyushu Sangyo University with a bachelor’s degree in Commercial Science.

Jong Gyu Hwang has served as our Independent Director since June 2009. Mr. Hwang has served as a Director and Chief Operating Officer at Munkyung Monorail Co., Ltd., a wholly‑owned subsidiary of Korea Monorail Co., Ltd., since 2007. Mr. Hwang has served as a Director at Korea Monorail Global since 2017. Mr. Hwang was a Director at Korea Monorail Co., Ltd. from 2009 to 2017 and from 2006 to 2007. Also, he has been a Director of Korea Urban Railway Association since 2014, and served as Co-Chief Executive Officer at Samcheok Monorail from 2014 to 2016. Mr. Hwang served as Compliance Auditor at E-Frontier, Inc. from 2000 to 2014, and at Korea Urban Railway Association from 2009 to 2013, respectively. In addition, he has served as Chief Executive Officer of BauBau Lab. Ltd. since 2018. He worked as an attorney at the Attorney General’s Office in Massachusetts in the United States in 2005. He was also an investigation officer of Special Investigation Department at Seoul Central District Prosecutors’ Office of the Ministry of Justice of Korea from 1995 to 2000 and worked at the Korean Residents Union in Japan from 1994 to 1995. Mr. Hwang received an LL.B. degree from Tokyo University and an M.P.A. degree from Kennedy School of Government at Harvard University. Mr. Hwang also received an LL.M. degree from Boston University School of Law. Mr. Hwang is a member of the New York State Bar Association.

Doo Hyun Ryu has served as our Independent Director since March 2011. Mr. Ryu has been a Partner, the head of International Legal and Business Affairs Team and a branch manager of the Vietnam Office of Logos Law, LLC since May 2010. He also previously worked at Logos Law, LLC as a Partner from June 2001 to May 2008, a branch manager of the Vietnam Office from May 2006 to May 2008 and a branch manager of the Cambodia Office from December 2007 to May 2008. He has served as an arbitrator of the Korean Commercial Arbitration Board and Shanghai International Arbitration Center since June 2011 and March 2013, respectively. He was also a member of Legal Services Development Committee of the Korean Bar Association from March 2005 to March 2014. Mr. Ryu was a head of Management & Legal Department at Hyundai Card Co., Ltd. and Hyundai Capital Services, Inc. from May 2008 to April 2010 and a member of Information Department Committee at Hyundai Motor Group from June 2008 to April 2010. He worked as Compliance Officer of Financial Department of the Federation of Korean Industries from June 2008 to April 2010 and a member of the Special

Committee for Revision of Credit‑Specialized Financial Business Act at the Financial Services Commission of Korea from October 2008 to January 2010. Mr. Ryu was an Independent Director of Interactivy, Inc. from April 2007 to May 2008. He was a member of Korea IT International Cooperation Agency from August 2006 to May 2008 and a member of Readers Committee of the Korea JoongAng Daily from October 1999 to October 2000. Mr. Ryu is a member of the Korea Bar Association. Mr. Ryu obtained an LL.B. degree from Seoul National University. Mr. Ryu also completed an Advanced Economists Program at the graduate school of Economics of Yonsei University.

Jung Yoo has served as our Independent Director since March 2011. Mr. Yoo has been a Director at Merry Year International since October 2014, a Representative Partner of Samhasa GP since June 2007 and a member of the Board of Trustees of Euidang Foundation since August 2007. He was an Advisor of TCAD International, Inc. from March 2008 to March 2010 and an Independent Director of NHN Japan Corporation from September 2004 to April 2006. Mr. Yoo was a Managing Director of PCCW Japan Ltd., from June 2000 to March 2007. He was a Partner of Pacific Cyber‑Venture Co., Ltd. from June 2000 to August 2002 and a Director of Techno‑Venture Co., Ltd. from June 2000 to August 2002. Mr. Yoo worked at Credit Suisse Trust and Banking Co., Ltd. from August 1998 to March 2000, Bain & Company Japan, Inc. from August 1996 to May 1998 and SK Securities Co., Ltd. from September 1991 to November 1994. Mr. Yoo received a B.A. degree in East Asian Languages and Cultures from University of Southern California, an M.A. degree in Commerce from Waseda University and an MBA degree from INSEAD.

ITEM 6.B.  COMPENSATION

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2017, the aggregate amount of compensation paid by us to all directors and executive officers was Won 798 million (US$748 thousand). At our general meeting of shareholders held on March 30, 2018, our shareholders approved an aggregate amount of up to Won 1,400 million (US$1,312 thousand) as compensation for our directors for 2018.

None of our directors or executive officers are compensated by any third party for their respective services rendered to us as required to be disclosed pursuant to NASDAQ Rule 5250(b)(3).

Under the Labor Standard Act and the Employee Retirement Benefit Security Act, we are required to pay a severance amount to eligible employees who voluntarily or involuntarily terminate their employment with us, including through retirement. The severance amount for our officers equals the monthly salary at the time of his or her departure, multiplied by the number of continuous years of service. There is no severance benefit for our directors.

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

•

Under Korean law, we are not required to have independent director oversight of director nominations or a compensation committee composed solely of independent directors with a written charter which includes specific responsibilities and authority of the compensation committee. However, we established a director nomination committee and a compensation committee in accordance with our articles of incorporation. Our director nomination committee and compensation committee are currently each composed of two non‑independent directors and one independent director.

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

•

In lieu of the requirement that shareholder approval be obtained prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another corporation; (ii) the adoption or amendment of equity‑based compensation plans for officers, directors, employees or consultants; (iii) a change of control; and (iv) certain private placements, as specified in NASDAQ Stock Market Rule 5635, we require a resolution to be adopted at the general meeting of shareholders when necessary under Korean law, including, for example, if an issuance of securities is related to the acquisition of all or a part of the business of another corporation which significantly affects the business of the Company.

•

In lieu of the requirement that copies of an annual report be delivered to shareholders within a reasonable time following the filing of the annual report with the SEC, our business report prepared under Korean law, and financial statements prepared in accordance with IFRS, are made available to shareholders one week before the day of the annual general meeting of shareholders and presented to shareholders at the ordinary general meeting of shareholders. Moreover, such documents as well as our annual report on Form 20‑F, once available, may be viewed at our principal or branch office by any of our shareholders making such a request and are also delivered to any shareholder making a request for delivery. Under Korean law, we are not required to prepare quarterly or interim reports. We furnish our quarterly financial statements prepared in accordance with IFRS on Form 6‑K with the SEC.

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

BOARD OF DIRECTORS

Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as currently in effect, provide for a Board of Directors comprised of not less than three directors and also provide for an audit committee, a compensation committee and a director nomination committee. We currently have 7 members serving as members of our Board of Directors. The directors are elected at a shareholders’ meeting by a majority vote of the shareholders present or represented, which majority is not less than one‑fourth of all issued and outstanding shares with voting rights, so long as not less than one third of all issued and outstanding shares with voting rights are present at the shareholders’ meeting.

Each of our directors is elected for a term of one year, which may be extended until the close of the annual general meeting of shareholders convened in respect to the last fiscal year of such director’s term. However, directors may serve any number of consecutive terms and may be removed from office at any time by a special resolution adopted at a general meeting of shareholders, which requires approval by the holders of at least two‑thirds of the voting shares present or represented at the meeting and at least one‑third of our total voting shares then issued and outstanding.

The Board of Directors elects one or more representative directors from its members. A representative director is authorized to represent and act on behalf of our company and has the authority to bind our company. We may have (i) one sole representative director, (ii) two or more co‑representative directors or (iii) two or more joint representative directors. The powers and authorities of a sole representative director and any co‑representative directors are exactly the same while the only distinction for joint representative directors is that they must act jointly (i.e., all of the joint representative directors must act together in order to bind the Company while co‑representative directors may act independently). Currently our Board of Directors has elected Hyun Chul Park as our Representative Director. Under the Korean Commercial Code and our articles of incorporation, any director with special interest in an agenda of a board meeting may not exercise his voting rights in such board meeting. We do not have service contracts with any of our directors which provide for benefits upon termination.

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

Audit committee

Our audit committee was established in December 2004. The audit committee currently consists of the following directors: Doo Hyun Ryu, Jong Gyu Hwang, and Jung Yoo. All of the audit committee members are independent directors within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence as set forth in Rule 10A‑3(b)(1) of the Exchange Act. All of our independent directors are financially literate and have accounting or related financial management expertise. Our Board of Directors has determined that Jong Gyu Hwang is an “audit committee financial expert,” as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes‑Oxley Act. The audit committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. Under the Korean Commercial Code, if a company establishes an audit committee, such company is not permitted to have a statutory auditor. The committee is currently chaired by Doo Hyun Ryu.

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

ITEM 6.D. EMPLOYEES

As of December 31, 2017, we, not including our subsidiaries, had 243 full‑time employees, 215 located in Korea and 28 located in Taiwan. The total number of employees increased over the course of 2017 mainly due to the expansion of our business in domestic and global markets and also due to an increase of in-house development of new game titles.

The following table sets forth the number of our employees by department as of the dates indicated:

	December 31,
	2015	2016	2017
Senior management	8	8	9
Finance	12	14	16
Marketing	32	48	77
Game development and support	163	115	141
Total	215	185	243

We do not have a labor union, and none of our employees are covered by collective bargaining agreements. We have a labor‑management council for such employees as required under the Act on the Promotion of Workers’ Participation and Cooperation in Korea. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or work stoppages.

In addition, as of December 31, 2017, our subsidiaries had the number of employees as set forth in the following table:

	December 31,
	2015	2016	2017
Gravity Interactive, Inc.(1)	27{3}	27{3}	33{3}
NeoCyon, Inc.(1)	168{9}	140{9}	200{9}
Gravity Games Corporation(1)	1{1}	1{1}	1{1}
Gravity Entertainment Corporation	—	—	—
Total	196	168	234

Note:

(1)	The number in {} is the number of employees (who are included in the total number) seconded from us.

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

Under the severance payment plan that we have established in accordance with the Employee Retirement Benefit Security Act, employees with more than one year of service with us are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by the number of continuous years of employment. As of December 31, 2017, we provided Won 208 million (US$195 thousand) to 173 employees as severance payment, being 100% of our severance liability as of such date.

Pursuant to the Korean National Pension Law, we are required to pay 4.5% of each employee’s standard monthly income to the National Pension Corporation. Our employees are also required to pay 4.5% of their standard monthly income to the National Pension Corporation each month. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. Our employees can receive pension payments upon making a claim when they reach a certain age or lose all or part of their income due to disability, such as by receiving age pension payments when they reach the age of 60 after being registered for the national pension plan for at least 10 years and disability pension payments when a disease or illness acquired during the time they were registered for the national pension plan leaves a disability even after the disease or illness that originally caused the disability is cured. The total amount of contributions we, including our subsidiaries in Korea, made to the National Pension Corporation in 2016 and 2017 was Won 1,100 million and Won 1,114 million (US$1,044 thousand), respectively.

ITEM 6.E.  SHARE OWNERSHIP

None of our current directors or officers beneficially owns our common shares.

Stock option plan

Under our articles of incorporation, we may grant options for the purchase of our shares to certain qualified directors, officers and employees. Set forth below are the details of our stock option plan as currently contained in our articles of incorporation:

•

Stock options may be granted to our officers and employees who have contributed or are qualified to contribute to our establishment, management and technical innovation. Notwithstanding the foregoing, no stock options may be granted to any person who is (i) our largest shareholder, (ii) a holder of 10% or more of our shares outstanding, (iii) certain specially related persons of the person set forth in (i) and (ii) above, or (iv) a shareholder who would own 10% or more of our shares upon exercise of options granted under the stock option plan; provided, however, that those who fall under the specially related persons upon becoming one of the officers of the concerned company (including part‑time officers of the affiliated company) shall be excluded from item (iii) above;

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

Each stock option confers the right to the grantee to purchase one share of our common stock at the exercise price. On December 24, 2004, our shareholders approved the implementation of our employee stock option plan and the granting of stock options under this plan to our directors, officers and employees. All the stock options granted on December 24, 2004 have expired. There are no stock options exercisable as of December 31, 2017.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.  MAJOR SHAREHOLDERS

The table below sets forth information known to us with respect to the beneficial ownership of our common shares as of April 20, 2018, by each person known to us to own beneficially 5% or more of our common shares based on 6,948,900 common shares outstanding. None of our common shares entitles the holder to any preferential voting rights. Beneficial ownership is determined in accordance with the Exchange Act and the rules and regulations promulgated thereunder and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities.

Name	Number of Shares Beneficially Owned	Percentage Beneficially Owned
GungHo Online Entertainment, Inc.	4,121,737	59.3%

To the best of our knowledge, as of December 31, 2017, approximately 47.1% of our common shares was held in the United States (in the form of ADSs). Also to the best of our knowledge, we had approximately 2,074 beneficial holders of our shares (in the form of ADSs) in the United States as of December 31, 2017. As of the date hereof, our largest shareholder GungHo beneficially owns 59.3% of the voting power of our common shares.

ITEM 7.B.  RELATED PARTY TRANSACTIONS

As further disclosed in Note 22 of notes to our consolidated financial statements included elsewhere in this Annual Report, we engage in transactions with our related parties, including our largest shareholder, from time to time, involving the sale of our products to, and the purchase of products and services from, such related parties.

Relationship with GungHo Online Entertainment, Inc.

On April 1, 2008, GungHo acquired 3,640,619 shares of our common stock, which was approximately 52.4% of our total shares. On June 23, 2008 and June 24, 2008, GungHo acquired our ADSs representing 450,554.25 and 30,565.25 shares of the Company, respectively. As of April 20, 2018, GungHo beneficially owns approximately 4,121,737 shares of the Company’s common stock, constituting approximately 59.3% of the total issued and outstanding common shares. See ITEM 3.D. “Risk Factors—RISKS RELATING TO OUR COMPANY STRUCTURE—GungHo, the publisher of our games in Japan, our principal market in terms of revenues, is our majority shareholder, which gives them control of our board of directors.”

In July 2002, we entered into an agreement with GungHo, formerly known as OnSale, Inc., for the service and distribution of Ragnarok Online in Japan, which was renewed in September 2004, August 2006, September 2009, September 2012, September 2015 and September 2017.

In December 2005, we entered into a software licensing agreement with GungHo for the right to publish and distribute Emil Chronicle Online worldwide, except for Japan, which was renewed in August 2010, August 2011, August 2012, August 2013, August 2014, August 2015 and August 2016. Such agreement expired in August 2017.

In September 2006, we entered into a license and distribution agreement with GungHo for Ragnarok Online II in Japan, under which we received US$5,000 thousand from GungHo as license fees until the agreement was terminated in February 2016. We agreed to refund the US$5,000 thousand in initial payments received from GungHo in four equal payments by the end of December 2017, which repayments were duly made.

In August 2012, we entered into a co-development agreement with GungHo to develop Ragnarok Odyssey Ace for the PlayStation Vita platform, which was amended in January 2013, June 2013 and February 2017.

In May 2010, we entered into a license with GungHo to commercialize the merchandise business using Ragnarok Online game characters within Japan, which was amended in May 2012, May 2014, May 2016 and September 2017.

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

DIVIDEND POLICY

Since our inception, we have not declared or paid any dividends on our common shares. Any decision to pay dividends in the future will be subject to a number of factors, including cash requirements for future capital expenditures and investments, and other factors our Board of Directors may deem relevant. We have no intention to pay dividends in the near future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future. Holders of outstanding common shares on a dividend record date will be entitled, subject to applicable withholding taxes, to the full dividend declared without regard to the date of issuance of the common shares or any subsequent transfer of the common shares. Payment of annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders or, if (i) an external auditor gives an unqualified opinion to the financial statement and (ii) all members of the audit committee unanimously agree, after approval by the Board of Directors, and payment of interim dividends, if any, will be made in the same year after approval by our Board of Directors, in each case, subject to certain provisions of our articles of incorporation and the Korean Commercial Code. All dividends may be paid in cash, by shares or by other properties (in‑kind). See ITEM 10.B. “MEMORANDUM AND ARTICLES OF INCORPORATION—Dividends.”

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

ITEM 8.B.  SIGNIFICANT CHANGES

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9.  THE OFFER AND LISTING

ITEM 9.A.  OFFER AND LISTING DETAILS

Common Stock

Our common shares are not listed on any stock exchange or organized trading market, including in Korea. There is no public market for our common shares, although a small number of our common shares are traded in off‑market transactions involving private sales primarily in Korea.

American Depositary Shares

Following our initial public offering on February 8, 2005, the ADSs were issued by The Bank of New York Mellon, formerly known as The Bank of New York, as depositary and were listed on the NASDAQ Stock Market’s the NASDAQ Global Market, formerly the NASDAQ National Market, under the symbol “GRVY.” The ADSs were transferred to the NASDAQ Capital Market on November 26, 2014 where it continues to trade under the same symbol. On May 11, 2015, we effected a change of our ADS to common shares ratio from four ADSs to one common share (4:1) to one ADS to two common shares (1:2), which had the effect of a 1-for-8 reverse split of our ADSs. As of April 20, 2018, 1,644,102 ADSs representing 822,051 shares of our common stock were outstanding.

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

	Price
Period	High	Low
	(In US$)
2012	27.76	8.64
2013	12.16	7.20
2014	10.32	4.08
2015	4.80	3.10
2016	4.80	3.68
First Quarter	3.83	3.00
Second Quarter	5.49	3.08
Third Quarter	5.52	3.65
Fourth Quarter	15.14	4.5
2017	96.44	10.48
First Quarter	39.00	10.48
Second Quarter	22.80	14.55
Third Quarter	35.08	13.18
Fourth Quarter	96.44	28.50
October	66.74	28.50
November	83.82	54.58
December	96.44	72.00
2018 (through April 20, 2018)	106.50	68.11
First Quarter	106.50	68.11
January	98.58	69.31
February	86.87	68.11
March	106.50	81.00
April (through April 20, 2018)	82.90	76.00

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

As of the date hereof, 6,948,900 common shares were issued and outstanding. We have not issued any equity securities other than common shares. All of the issued and outstanding shares are fully paid and non‑assessable and are in registered form. Pursuant to our articles of incorporation, we may issue additional common shares without further shareholder approval. The unissued shares remain authorized until an amendment to our articles of incorporation changes the status of the authorized shares to unauthorized shares.

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

In general, we may declare dividends at the annual general meeting of shareholders which is held within three months after the end of each fiscal year. However, in some cases, we may also declare dividends at a meeting of the Board of Directors, if (i) an external auditor gives an unqualified opinion to our financial statements for such fiscal year and (ii) all members of the audit committee unanimously agree, after approval by the Board of Directors. In addition, we may declare any interim dividends at a meeting of the Board of Directors. All dividends may be paid in cash, by shares or by other properties (in‑kind). However, a dividend in shares must be distributed at par value, and dividends in shares may not exceed one‑half of the annual dividends.

Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non‑consolidated basis, over the sum of (i) our stated capital, (ii) the total amount of our capital surplus reserve and earned surplus reserve accumulated up to the end of the relevant dividend period, (iii) the earned surplus reserve to be set aside for the annual dividend period and (iv) unrealized gains (the amount of net assets stated on the balance sheet increased as a result of an evaluation of the assets and liabilities in accordance with IFRS, which is not offset by unrealized losses).

We may not pay an annual dividend unless we have set aside as earned surplus reserve an amount equal to at least 10% of the cash portion of the annual dividend, or unless we have an accumulated earned surplus reserve of not less than one‑half of our stated capital. We may not use our legal reserves to pay cash dividends but may transfer amounts from our legal reserves to capital stock or use our legal reserves to reduce an accumulated deficit. If our legal reserves exceed 1.5 times our stated capital, the excess legal reserves may be reduced by a majority vote of the shareholders.

In addition to annual dividends, under the Korean Commercial Code and our articles of incorporation, we may pay interim dividends once during each fiscal year in case we earn more retained earnings as of the end of the first half of such year than the retained earnings not disposed of at the time of the general shareholder meeting with respect to the immediately preceding fiscal year. The decision to pay interim dividends shall be made by a resolution of the Board of Directors and is not subject to shareholder approval. Any interim dividends must be paid to the shareholders of record as of June 30 of the relevant fiscal year. We may distribute the interim dividend in cash, in shares or in other form of valuable property (in‑kind).

The total amount of interim dividends payable in a fiscal year shall not be more than the net assets on the balance sheet of the immediately preceding fiscal year, after deducting (i) our capital in the immediately preceding fiscal year, (ii) the aggregate amount of our capital reserves and earned surplus reserves accumulated up to the immediately preceding fiscal year, (iii) the amount relating to the immediately preceding fiscal term which is confirmed at the annual general meeting of shareholders to be distributed as profit or paid, (iv) the amount of voluntary reserves accumulated up to the immediately preceding fiscal year for special purposes pursuant to our articles of incorporation or a resolution by our shareholders, (v) the amount of earned surplus reserves that should be set aside for the current fiscal year following the interim dividend payment and (vi) unrealized gains (the amount of net assets stated on the balance sheet increased as a result of an evaluation of the assets and liabilities in accordance with IFRS). Furthermore, the rate of interim dividends for non‑voting preferred shares must be the same as that for our common shares.

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

Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one‑third of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our articles of incorporation, the following matters require approval by the holders of at least two‑thirds of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one‑third of our total voting shares then issued and outstanding:

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

In general, holders of non-voting shares are not entitled to vote on any resolution or receive notice of any general meeting of shareholders. However, in the case of amendments to our articles of incorporation, any merger or consolidation, capital reductions or in some other cases that affect the rights or interests of the preferred shares, approval of the holders of such class of shares is required. We must obtain the approval, by a resolution, of holders of at least two‑thirds of the preferred shares present or represented at a class meeting of the holders of such class of shares, where the affirmative votes also represent at least one‑third of the total issued and outstanding shares of such class. In addition, the Korean Commercial Code provides that a company’s articles of incorporation may prescribe conditions for enfranchisement of non-voting shares. For example, if we are unable to pay dividends on preferred shares as provided in our articles of incorporation, the holders of preferred shares may become enfranchised and may be entitled to exercise voting rights until the dividends are paid. The holders of enfranchised preferred shares have the same rights as holders of voting shares to request, receive notice of, attend and vote at a general meeting of shareholders.

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

Rights of dissenting shareholders

In some limited circumstances, including the transfer of all or any part of our business having a material effect on our business and our merger or consolidation with another company except a small‑scale merger (as prescribed under Korean law) that leaves us as the surviving company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the applicable general meeting of shareholders. Within 20 days after the relevant resolution is passed, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within two months after receiving such request. The purchase price for the shares is required to be determined through negotiations between the dissenting shareholders and us. If an agreement is not attained within 30 days since the receipt of the request, we or the shareholder requesting the purchase of shares may request the court to determine the purchase price. Holders of ADSs will not be able to exercise dissenters’ rights unless they withdraw the underlying common shares and become our direct shareholders.

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

Annual report

At least one week before the annual general meeting of shareholders, we must make our annual business report, auditor’s report and audited consolidated financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of such reports, financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders. Under the Korean Commercial Code and the Act on External Audit of Stock Companies, we are required to prepare non‑consolidated and consolidated financial statements. In addition, the non‑consolidated and consolidated financial statements are required to be approved at our shareholders’ meeting. However, the Board of Directors may, without a shareholders’ meeting, approve the non‑consolidated and consolidated financial statements if (i) an external auditor gives an unqualified opinion to the financial statements and (ii) all members of the audit committee unanimously agree.

Transfer of shares

Except for the procedural requirements which obligate a non‑citizen or non‑resident of Korea to file a report to the relevant government authority of Korea at the time of acquisition or transfer of the Company’s shares, there is no restriction on the transfer or sale of our shares applicable to our shareholders or holders of ADSs under our articles of incorporation and relevant laws.

Under the Korean Commercial Code, the transfer of shares is effected by delivery of share certificates. However, to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, a shareholder is required to file his name, address and seal with our transfer agent. A non‑Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non‑resident shareholder must appoint an agent authorized to receive notices on his or her behalf in Korea and file a mailing address in Korea. The above requirement does not apply to the holders of ADSs.

Under current Korean regulations, the KSD, foreign exchange banks, investment traders, investment brokers, collective investment business entities and internationally recognized foreign custodians may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non‑residents or non‑Koreans. See ITEM 10.D. “EXCHANGE CONTROLS.”

Our transfer agent, Hana Bank, maintains the register of our shareholders at its office located at 72 Gukjegeumyung‑ro, Yeongdeungpo‑gu, Seoul, Korea. It registers transfers of shares in the register of shareholders on presentation of the share certificates.

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

Except for the procedural requirements which obligate a non‑citizen or non‑resident of Korea to file a report to the relevant government authority of Korea at the time of acquisition or transfer of the Company’s shares, there exists no provision which limits the rights to own our shares or exercise voting rights on our shares due to their status as a non‑resident or non‑Korean under our articles of incorporation and applicable Korean laws.

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

ITEM 10.C.  MATERIAL CONTRACTS

Since the filing of our annual report on Form 20‑F on April 28, 2017, we have not entered into any material contracts other than in the ordinary course of business and otherwise as described in ITEM 4. “INFORMATION ON THE COMPANY” or elsewhere in this Annual Report.

ITEM 10.D.  EXCHANGE CONTROLS

General

The Foreign Exchange Transaction Law and the Presidential Decree and regulations under such Law and Decree, or the “Foreign Exchange Transaction Laws,” regulate investment in Korean securities by non‑residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, if non‑residents wish to acquire Korean securities, a report must be filed with the president of a foreign exchange bank or the President of Bank of Korea except for certain cases, provided, however, that under the Financial Investment Services and Capital Markets Act, foreigners cannot acquire equity securities issued by certain designated public interest corporations in excess of a fixed limit, and under the Foreign Investment Promotion Law, foreigners are either not allowed or restricted in making an investment in certain industries.

Under the Foreign Exchange Transaction Laws, (i) the Ministry of Strategy and Finance, or the “MOSF,” may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe‑keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions, if the Korean government deems that it is inevitable to take such measures, due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto; and (ii) if the Korean government deems that the international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring on serious obstacles in carrying out currency policies, exchange rate policies and other macroeconomic policies, the MOSF may take measures to require any person who intends to perform capital transactions to obtain permission from the MOSF or a person/entity designated by the public notification of the MOSF or to require any person who performs capital transactions to deposit part of the means of payment acquired in such transactions in certain Korean governmental agencies or financial institutions, in each case subject to certain limitations thereunder.

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

Furthermore, prior to making an investment of 10% or more of the outstanding voting shares of a Korean company, foreign investors are generally required under the Foreign Investment Promotion Law to submit a report to the Chairman of the Korea Trade‑Investment Promotion Agency, or “KOTRA,” (including the head of the Trade Center, branch office and/or office designated by the Chairman of KOTRA) or the president of the foreign exchange bank (including the head of the branch office designated by the president of the foreign exchange bank). Subsequent sales of such shares by foreign investors will also require a prior report to the Chairman of KOTRA or the president of the foreign exchange bank.

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

Dividends on shares are paid in Won. No Korean governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any such shares held by a non‑resident of Korea must be deposited in his Won account. Funds in the investor’s Won account may be transferred to his foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the investor’s Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive right.

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

ITEM 10.E. TAXATION

KOREAN TAXATION

The following is a discussion of material Korean tax consequences to owners of our ADSs and common shares that are non‑resident individuals or non‑Korean corporations without a permanent establishment in Korea to which the relevant income is attributable or with which the relevant income is effectively connected. A non‑resident individual according to Korean tax laws means an individual who does not have an address or a place of residence in Korea for longer than a period of 183 days. A non‑Korean corporation is a corporation whose headquarters and main office is located overseas and does not have a place of effective management in Korea. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our ADSs and common shares, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

Dividends on the shares or American Depositary Shares

Under Korean tax laws, the domestic source dividend income of non‑resident individuals and non‑Korean corporations means any profits or surpluses that are distributed by domestic companies or distributed in Korea. Therefore, dividends that are distributed to non‑resident individuals and non-Korean corporations who own common shares of domestic companies are considered to be domestic source dividend income. The dividends provided to the holder of ADSs are also included in the domestic source dividend income as it is no different from dividends that are paid to a holder of common shares in the domestic companies.

With respect to the taxation of domestic source dividend income of a non‑resident individual and non‑Korean corporation, if there is no tax treaty entered into between Korea and the country of tax residence of the non‑resident individual or non‑Korean corporation or if the country of tax residence is a tax haven designated by the Commissioner of the National Tax Service of Korea (currently, only Labuan, Malaysia) and has not acquired prior approval of the Commissioner, we will deduct Korean withholding tax from dividends paid to such non‑resident individual or non‑Korean corporation (whether in cash or in shares) at a rate of 22% (including local income tax). If you are a resident of a country that has entered into a tax treaty with Korea and you are a beneficial owner of the dividends, you may qualify for an exemption or a reduced rate of Korean withholding tax according to the tax treaty. In this connection, if the party with whom the income has been provided exists as a paper company in order to receive the benefits of the tax treaty and there exists a separate beneficiary owner who is the real owner of the income (hereinafter referred to as the “Beneficiary Owner”) that is provided with income from dividends, tax will be withheld at source by applying the tax rate determined in the tax treaty entered into between Korea and the country of tax residence of the Beneficiary Owner. If the country of tax residence of the Beneficiary Owner and Korea has not entered into a tax treaty or in the case that such country is Labuan, Malaysia, tax will be withheld at source at a tax rate of 22% according to the Korean Corporate Tax Law.

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

Taxation of capital gains

Under Korean tax laws, capital gains from securities are triggered when a non‑resident individual or a non‑Korean corporation transfers his or its securities. Securities subject to taxation include shares and depositary receipts issued based on such shares and equity interests and all securities issued by domestic corporations. (However, in the case of bonds, the interests that are accrued during the holding period are taxable as interest income, and therefore, capital gains treatment is not triggered.)

In regards to capital gains tax originating from Korea, if there is no tax treaty entered into between Korea and the country of tax residence of the non‑resident individual or non‑Korean corporation or if the country of tax residence is a tax haven designated by the Commissioner of the National Tax Service of Korea (currently, only Labuan, Malaysia) and has not acquired prior approval of the Commissioner, capital gains earned by such non‑resident individual or non‑Korean corporation upon the transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (i) 11% (including local income tax) of the gross proceeds realized and (ii) 22% (including local income tax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs). However, in most cases where a tax treaty is entered into between Korea and the country of tax residence of the non‑resident individual or non‑Korean corporation, such non‑resident individual or non‑Korean corporation is exempt from Korean income taxation under the applicable Korean tax treaty with his or its country of tax residence. In this regard, if the party to whom the capital gains from securities are provided exists as a paper company in order to receive benefits of a tax treaty and there exists a separate Beneficiary Owner that is provided with income from capital gains, tax will be withheld at source by applying the tax rate determined in the tax treaty entered into between Korea and the country of tax residence of the Beneficiary Owner. If the country of tax residence of the Beneficiary Owner and Korea has not entered into a tax treaty or in the case that such country is Labuan, Malaysia, tax will be withheld at source at a tax rate (11% of transfer price or 22% of capital gains, whichever is less) according to the Korean Corporate Tax Law. See ITEM 10.E. “TAXATION—KOREAN TAXATION—Tax treaties” below for a discussion on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify for the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

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

Tax treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, our common shares or ADSs. For example, under the Korea‑United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (respectively, including local income tax, depending on your shareholding ratio) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment or Holding Companies) of the Korea‑United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea‑ United States income tax treaty, the exemption on capital gains does not apply if you are an individual, and (a) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for a period or periods of 183 days or more during the taxable year.

On the other hand, the International Tax Coordination Law provides that in regard to taxable income, gains, assets, acts or transactions, when the holder and Beneficiary Owner is not the same, the Beneficiary Owner is considered to be the taxpayer who is subject to the applicable tax treaty. If one engages in activities to receive benefits of a tax treaty through having international transactions with a third party indirectly or conducts transactions with more than two parties, such activity is considered to be a direct transaction or a single transaction for which the tax treaty applies. Thus, if a non‑Korean company or a non‑resident individual establishes a paper company in a certain country for the purpose of receiving benefits of a tax treaty and tries to unreasonably receive dividends and capital gains from securities pursuant to a tax treaty between a certain country and Korea, the tax treaty that is entered into between the country of the residence of the Beneficiary Owner and Korea shall be applied.

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

Securities transaction tax

The Securities Transaction Tax Act provides that a securities transaction tax shall be imposed on the transfer of share certificates or shares. The scope of taxable share certificates includes, with respect to share certificates transferred on or after January 1, 2011, rights arising from the acquisition of shares, shares prior to the issuance of share certificates, preemptive rights and subscription securities issued by corporations established under special laws (e.g., Agricultural Cooperatives Act) and depositary receipts (issued by depository of equity securities in a country other than the country of issuance, which describes the rights related to the relevant deposited securities) pursuant to the Financial Investment Services and Capital Markets Act. However, with respect to the transfer of share certificates listed in overseas securities markets that are similar to the Korean securities market, such as the New York Stock Exchange or the NASDAQ Stock Market, or the

transfer of share certificates to an underwriter in order to list such share certificates on foreign stock exchanges, such transfer is not subject to the securities transaction tax. The said Act provides that the types of share certificates that are subject to the securities transaction tax is a share certificate issued by a domestic corporation established according to the Commercial Act or a special act, or the share certificate or depositary receipts which are issued by a non‑Korean corporation that are listed or registered in the securities market. Therefore, if you transfer common shares in a Korean corporation and the common shares are not listed in the securities market overseas, you will be subject to a securities transaction tax at the rate of 0.5%.

In principle, the securities transaction tax, if applicable, must be paid by the transferor of the shares or the rights to subscribe for such shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company only, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non‑resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold and pay the securities transaction tax.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs and common shares as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for purposes of the current Convention Between the United States of America and the Republic of Korea for the Avoidance of Double Taxation, as amended (the “Tax Convention”), (ii) whose ADSs or common shares are not, for purposes of the Tax Convention, attributable to a permanent establishment in Korea and (iii) who otherwise qualify for the full benefits of the Tax Convention. Except where noted, it deals only with U.S. Holders that hold our ADSs and common shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to U.S. Holders subject to special tax rules, such as:

•	financial institutions;
•	regulated investment companies;
•	tax‑exempt entities;
•	grantor trusts;
•	certain former citizens or residents of the United States;
•	insurance companies;
•	brokers, dealers or traders in securities, commodities or currencies;
•	persons liable for alternative minimum tax;
•	persons (including traders in securities) using a mark‑to‑market method of accounting;
•	persons that have a “functional currency” other than the U.S. dollar;
•	persons that own (or are deemed to own) 10% or more (by vote or value) of our equity;
•	persons who hold our common shares or ADSs as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction;
•	entities that are treated as partnerships for U.S. federal income tax purposes.

This discussion is based on the Code, Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof and the Tax Convention, all as in effect and available on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law. This discussion does not address the 3.8% Medicare contribution tax imposed on certain net investment income, any U.S. state or local or non‑U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations. The discussion below is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all related agreements, will be performed in accordance with their terms.

Persons considering the purchase, ownership or disposition of our ADSs or common shares should consult their own tax advisors concerning U.S. federal income tax consequences (including the U.S. federal income tax rules applicable to PFICs discussed below) in light of their particular situation as well as any other tax consequences arising under the laws of any taxing jurisdiction.

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

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust that:
•	is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code; or
•	has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes acquires, owns or disposes of our ADSs or common shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the U.S. federal income tax consequences of acquiring, owning or disposing of our ADSs and common shares.

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

The U.S. Treasury has expressed concern that parties to whom ADSs are released before shares are delivered to the depositary or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of non-U.S. withholding taxes (if any), and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries. For purposes of the discussion below, we assume that intermediaries in the chain of ownership between the holder of an ADS and us are acting consistently with the claim of U.S. foreign tax credits by U.S. Holders.

Passive Foreign Investment Companies (“PFICs”)

In general, we will be a PFIC for U.S. federal income tax purposes for any taxable year in which:

•	at least 75% of our gross income is passive income; or
•	on average at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, rents and royalties (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), gains from commodities and securities transactions and gains from the disposition of assets that produce or are held for the production of passive income. If we own, directly or indirectly, at least 25% by value of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Although we believe that we may not have been a PFIC for taxable year 2017, we believe that we were a PFIC for taxable years 2008 through 2016, and we may be a PFIC in future taxable years. The determination of whether we are a PFIC depends on particular facts and circumstances (such as the valuation of our assets, including goodwill and intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Such determination is also expected to depend, in part, upon (1) the market price of the ADSs and (2) the composition of our income and assets. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year. Furthermore, if we are treated as a PFIC, then one or more of our subsidiaries may also be treated as PFICs.

If we are a PFIC for any taxable year during which you hold our ADSs or common shares, we generally will continue to be treated as a PFIC with respect to you in all succeeding taxable years, regardless of whether we continue to meet the tests described above. Because we believe that we were a PFIC for taxable years 2008 through 2016, if you held ADSs or common shares during any of those taxable years, we would continue to be treated as a PFIC with respect to those ADSs or common shares for all succeeding years in which you hold them. Similarly, if you first acquired ADSs or common shares in any year in which we were not a PFIC and we became a PFIC in a subsequent year, we would be treated as a PFIC with respect to those ADSs or common shares for all succeeding years during which you hold them. You may terminate this continued PFIC status by making a “deemed sale election,” as discussed below.

You are urged to consult your own tax advisor concerning the U.S. federal income tax consequences of holding our ADSs or common shares if we are considered a PFIC in any taxable year.

U.S. Federal Income Tax Treatment of a Shareholder

If we are a PFIC for any taxable year during which you hold our ADSs or common shares, absent certain elections (including the mark-to-market election or qualified electing fund election described below), you generally will be subject to adverse tax consequences (regardless of whether we continue to be classified as a PFIC) with respect to (1) any “excess distribution” received with respect to our ADSs or common shares and (2) any gain recognized from a sale or disposition (including a pledge) of such ADSs or common shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years and your holding period for our ADSs or common shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for our ADSs or common shares;
•

the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC in your holding period will be treated as ordinary income arising in the current taxable year; and

•

the amount allocated to each other year during your holding period in which we were classified as a PFIC will be subject to tax at the highest tax rate in effect for that year and applicable to you, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year, non‑corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us.

If we are a PFIC, the tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) recognized on the transfer of the ADSs or common shares cannot be treated as capital gains, even if the ADSs or common shares are held as capital assets.

If we are classified as a PFIC and then cease to be so classified, a U.S. Holder may make an election (a “deemed sale election”) to be treated for U.S. federal income tax purposes as having sold such U.S. Holder’s ADSs or common shares on the last day of our taxable year during which we were a PFIC. A U.S. Holder that makes a deemed sale election would then cease to be treated as owning stock in a PFIC. However, gain recognized as a result of making the deemed sale election would be subject to the adverse rules described above, and loss would not be recognized.

“Mark-to-market” Election

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, a shareholder may make an election to include gain on the stock of a PFIC as ordinary income under a mark‑to‑market method, provided that such stock is “regularly traded” on a “qualified exchange.” A “qualified exchange” includes a national securities exchange that is registered with the SEC. Generally, a class of stock is considered regularly traded for any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Under current law, the mark‑to‑market election may be available to U.S. Holders of our ADSs because our ADSs are listed on NASDAQ, which constitutes a qualified exchange as designated in the Code, although there can be no assurance that our ADSs will be “regularly traded” for purposes of the mark‑to‑market election. Our common shares are not expected to be listed on a qualified exchange. Accordingly, the mark‑to‑market election may not be available for U.S. Holders of our common shares. The remainder of this discussion assumes that the mark‑to‑market election will be available for U.S. Holders of our ADSs and will not be available for U.S. Holders of our common shares.

If you make an effective mark‑to‑market election, you will be required to include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess of the fair market value of our ADSs that are “marketable stock” at the end of the year over your adjusted tax basis in our ADSs. You will be entitled to deduct, as an ordinary loss in such year an amount equal to the excess of your adjusted tax basis in our ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark‑to‑market election. Your adjusted tax basis in our ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark‑to‑market rules. If you make a mark‑to‑market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability and consequences of the mark‑to‑market election, and whether making the election would be advisable in your particular circumstances.

“QEF” Election

Alternatively, in certain cases, a U.S. Holder can avoid the interest charge and the other adverse PFIC tax consequences described above by obtaining certain information from the PFIC and electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. However, we do not anticipate that this option will be available to you because we do not intend to provide the information regarding our income that would be necessary to permit you to make this election.

You should consult your tax advisor regarding the application of the foreign tax credit rules to the QEF and mark-to-market regimes described above in the event we are a PFIC.

You are urged to contact your own tax advisor regarding the determination of whether we are a PFIC and the tax consequences of such status.

U.S. Federal Income Tax Treatment of a Shareholder If We Are Not a PFIC

Distributions

If you are a U.S. Holder of our ADSs or common shares in a taxable year in which we are a PFIC (and any subsequent taxable year), then this section generally will not apply to you.

As described in “Dividend Policy” above, we do not currently anticipate paying any distributions on our ADSs or common shares in the near future. However, to the extent that there are any distributions made with respect to our ADSs or common shares, the gross amount of distributions on our ADSs or common shares (without deduction for any withholding tax, including amounts withheld as Korean withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includible in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non‑corporate U.S. Holders, certain dividends received from a “qualified foreign corporation” may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation (other than a corporation that is a PFIC in the taxable year in which the dividend is paid or the prior year) that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the current Tax Convention meets these requirements. A foreign corporation (other than a corporation that is a PFIC in the taxable year in which the dividend is paid or the prior year) is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our common shares generally will not be considered readily tradable for these purposes. Under the U.S. Treasury Department guidance our ADSs, which are currently listed on NASDAQ, will be considered readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in future years. Non‑corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation.

For U.S. federal income tax purposes, the amount of any dividend paid in Won, including any Korean or other taxes withheld, will be included in your gross income in an amount equal to the U.S. dollar value of the Won received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of our common shares, or by the depositary, in the case of our ADSs, regardless of whether the Won are converted into U.S. dollars. If the Won are converted into U.S. dollars on the date of actual or constructive receipt, your tax basis in those Won should be equal to their U.S. dollar value on that date and, as a result, you generally should not be required to recognize any foreign exchange gain or loss. If the Won received as a dividend are not converted into U.S. dollars on the date of actual or constructive receipt, you will have a basis in the Won equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Won generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

The rules governing the availability of the foreign tax credit and the limitations on its availability are fact specific and are subject to complex rules. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the gross amount of any distribution on our ADSs or common shares exceeds our current and accumulated earnings and profits, the excess (including the amount of any Korean taxes withheld from the excess) will first be treated as a non‑taxable return of (and will reduce, but not below zero) your tax basis in the ADSs or common shares to the extent thereof. Any remaining portion of the distribution will be treated as capital gain (which will be either long‑term or short‑term capital gain depending upon whether you have held the ADSs or common shares for more than one year). However, we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect to treat the entire amount of any distribution as dividend income. See “—Backup Withholding Tax and Information Reporting Requirements” below.

Taxation of gains from the sale, exchange, or other disposition of our ADSs or common shares

You generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our ADSs or common shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange, or other disposition (without reduction for any Korean or other non‑U.S. tax withheld from such disposition, and determined in the case of sales or exchanges in currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if sold or exchanged on an established securities market and you are a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and your adjusted tax basis (as determined in U.S. dollars) in the ADSs or common shares. Such capital gain or loss will be long‑term capital gain (taxable at a reduced rate for non‑corporate U.S. Holders, including individuals) or loss if, on the date of sale, exchange, or other disposition, you have held the ADSs or common shares for more than one year. The deductibility of capital losses is subject to limitations. You should consult with your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Korean tax imposed on a sale or other disposition of ADSs or common shares.

Information Reporting Regarding PFICs and Specified Foreign Financial Assets

If we are a PFIC, unless an exception applies, a U.S. Holder would be required to file IRS Form 8621 for each year in which the U.S. Holder owns our ADSs or common shares, including any taxable year in which the U.S. Holder (i) recognizes gain on the direct or indirect disposition of our ADSs or common shares, (ii) receives certain direct or indirect distributions from us, or (iii) makes any of certain reportable elections (including a mark‑to‑market election). This requirement is in addition to other reporting requirements applicable to ownership in a PFIC. In the event a U.S. Holder does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may be extended.

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

If you are a U.S. Holder, you are urged to consult with your own tax advisor regarding the application of the PFIC ad specified foreign financial assets information reporting requirements and related statute of limitations tolling provisions with respect to the ADSs or our common shares.

Reportable transactions

Under U.S. Treasury regulations, U.S. Holders that participate in “reportable transactions” (as defined in the Treasury regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. You should consult your own tax advisor as to the possible obligation to file Form 8886 with respect to the sale, exchange or other disposition of any Won received as a dividend from our ADSs or common shares, or as proceeds from the sale of our ADSs or common shares.

Information reporting and backup withholding

In general, information reporting will apply to payments of dividends in respect of our ADSs or common shares and the proceeds from the sale, exchange, or redemption of our ADSs or common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient, such as certain corporations. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status, or otherwise fail to comply with applicable certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is furnished to the IRS. Prospective investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

ITEM 10.F.  DIVIDENDS AND PAYING AGENTS

Not applicable.

ITEM 10.G.  STATEMENT BY EXPERTS

Not applicable.

ITEM 10.H.  DOCUMENTS ON DISPLAY

We have filed this Annual Report on Form 20‑F, including exhibits, with the SEC. As allowed by the SEC, in ITEM 19 of this Annual Report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report. You may inspect and copy this Annual Report, including exhibits, and documents that are incorporated by reference in this Annual Report at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1‑800‑SEC‑0330 for further information on the operation of the Public Reference Room. Any filings we make electronically will be available to the public over the Internet at the Web site of the SEC at http://www.sec.gov.

ITEM 10.I.  SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of our business, we are subject to market risk associated with currency movements on non‑Won denominated assets and liabilities and license and royalty revenues and interest rate movements.

Foreign currency risk

We conduct our business primarily in Won, which is also our functional and reporting currency. However, we have exposure to some foreign currency exchange‑rate fluctuations on cash flows from our branch in Taiwan and overseas licensees. The primary foreign currencies to which we are exposed are the NT dollar, the Japanese Yen and the U.S. dollar. Fluctuations in these exchange rates may affect our subscription revenues or revenues from license fees and royalties and result in exchange losses and increased costs in Won terms.

As of December 31, 2017, we had NT dollar denominated accounts receivable of Won 8,355 million, which represented 19.8% of our total consolidated accounts receivable balance, Japanese Yen denominated accounts receivable of Won 713 million, which represented 1.7% of our total consolidated accounts receivable balance, and U.S. dollar denominated accounts receivable of Won 22,127 million, which represented 52.3% of our total consolidated accounts receivable balance. We also had NT dollar denominated accounts payable of Won 2,512 million, which represented 5.7% of our total consolidated accounts payable balance, U.S. dollar denominated accounts payable of Won 32,209 million, which represented 72.5% of our total consolidated accounts payable balance and Japanese Yen denominated accounts payable of 6 million, which represented 0.01% of our account receivable balance. As these balances all have short maturities, exposure to foreign currency fluctuations on these balances is not significant. For example, a hypothetical 10% appreciation of the Won against the NT dollar, Japanese Yen and the U.S. dollar, in the aggregate, would reduce our cash flows by Won 353 million.

In 2017, Won 112,915 million of our revenue was derived from currencies other than the Won: primarily the NT dollar, Won 76,121 million; the Japanese Yen, Won 9,491 million; the U.S. dollar, Won 7,774 million; the Thai Baht, Won 6,569 million; and the Chinese Yuan, Won 5,301 million. A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Won in 2017 would have reduced our revenue by Won 10,526 million.

As of April 20, 2018, we had no foreign currency forward contract outstanding. We may in the future enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risks, but we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Korean exchange control regulations that restrict our ability to convert the Won into U.S. dollar, Japanese Yen or Euro under certain emergency circumstances.

Interest rate risk

Our exposure to risk for changes in interest rates relates primarily to our investments in short‑term financial instruments and other investments. Investments in both fixed rate and floating rate interest earning instruments carry some interest rate risk. The fair value of fixed rate securities may fall due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. We do not believe that we are subject to any material market risk exposure on our short‑term financial instruments, as they are readily convertible to cash and have short maturities.

Credit risk

Our cash and cash equivalents and short‑term financial instruments are placed with several local financial institutions. Three different financial institutions are holding approximately 30.6%, 18.9% and 18.7% respectively of our cash and cash equivalents and short term financial instruments. We face a potential credit risk that the financial institutions may become insolvent and be unable to repay our principal and interest in a timely manner. While the management believes such financial institutions are of a high credit quality, it is difficult for us to predict the financial condition of the Korean or Taiwanese banking sectors and the financial institutions that manage our cash holdings. We may be materially and adversely affected by any widespread failure in the Korean or Taiwanese banking sectors caused by any economic downturn or volatile financial markets in the future.

The above discussion and the estimated amounts generated from the sensitivity analyses referred to above include “forward‑looking statements,” which assume for analytical purposes that certain market conditions may occur. Accordingly, such forward‑looking statements should not be considered projections by us of future events or losses.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12.A.  DEBT SECURITIES

Not applicable.

ITEM 12.B.  WARRANTS AND RIGHTS

Not applicable.

ITEM 12.C.  OTHER SECURITIES

Not applicable.

ITEM 12.D.  AMERICAN DEPOSITARY SHARES

Fees and Charges Our ADS holders May Have to Pay

The Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book‑entry system accounts of participants acting for them. The depositary may generally refuse to provide fee‑attracting services until its fees for those services are paid.

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

Fees and Other Payments Made by the Depositary to Us

The Bank of New York Mellon, as depositary, has agreed to reimburse the Company for expenses they incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out‑of‑pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

From January 1, 2017 to December 31, 2017, the depositary waived fees for standard costs associated with the administration of the ADRs estimated to total US$ 45,000.

From January 1, 2018 to the date of this Annual Report, the Company received no reimbursement from the depositary.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act) as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as of December 31, 2017 were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a‑15(f) and 15d‑15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

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

Our management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2017, based upon criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and concluded that we maintained effective internal control over financial reporting as of December 31, 2017.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a non‑accelerated filer exempted from section 404(b) of the Sarbanes‑Oxley Act.

Changes in Internal Control over Financial Reporting

Certain of our mobile games and services were provided through servers located overseas and operated by a third party developer and/or licensee. During 2017, we implemented general information technology controls which were operated by third party developers for the adequate preparation of financial statements and effective internal controls. We directly accessed these controls and evaluated their effectiveness as of December 31, 2017, as no Service Organization Controls (“SOC”) report from the third party developers and licensees was available.

Also, in order to facilitate our expected adoption of new revenue recognition accounting standard starting from January 1, 2018, we implemented internal controls for proper evaluation of customer contracts and assessments of impacts to our financial statements. We expect to continue to implement additional internal controls related to the adoption of the new revenue recognition standard during the first half of 2018.

There have been no other changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.  RESERVED

ITEM 16.A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Jong Gyu Hwang, our outside director, is an “audit committee financial expert,” as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes‑Oxley Act. Mr. Hwang is an independent director as such term is defined in Rule 10A‑3 of the Exchange Act for purposes of the listing standards of NASDAQ that are applicable.

ITEM 16.B.  CODE OF ETHICS

Pursuant to the requirements of the Sarbanes‑Oxley Act, we previously adopted a Code of Ethics applicable to all our employees, including our Chief Executive Officer, Chief Financial Officer and all other directors and executive officers. We have adopted an amended Code of Ethics, applicable to all our directors and officers and employees, which was filed as Exhibit 11.1 to our annual report for the year ended December 31, 2005. The amendment was made to more clearly set forth the principles underlying the Code of Ethics in order to assist our directors, officers and employees in connection with their adherence to the guidelines for ethical behavior described in the Code of Ethics.

ITEM 16.C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The tables below set forth the aggregate fees billed by Samil PricewaterhouseCoopers, the Korean network firm of PricewaterhouseCoopers and our principal accountant for the years ended December 31, 2017 and December 31, 2016, categorized by the types of services provided and a brief description of the nature of such services.

	Year Ended December 31,
Type of Service	2016		2017		Nature of Services
	(In millions of Korean Won)
Audit Fees	~~W~~	440	~~W~~	679	Audit service for the Company
Audit‑Related Fees		—		—
Tax Fees		—	~~W~~	15
All Other Fees		—		—
Total	~~W~~	440	~~W~~	694

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

ITEM 19.  EXHIBITS

(a)Financial Statements filed as part of this Annual Report

The following financial statements and related notes, together with the reports of an independent registered public accounting firm thereon, are filed as part of this Annual Report:

(b)Exhibits filed as part of this Annual Report

Exhibit No.	Description
1.1

Articles of Incorporation, amended as of March 27, 2012 (English translation, incorporated by reference to Exhibit 1.1 of our annual report on Form 20‑F (file no. 000‑51138) filed with the Securities and Exchange Commission on April 27, 2012)

2.1

Form of Stock Certificate of Registrant’s common stock, par value Won 500 per share (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F‑1 (file no. 333‑122159) filed with the Securities and Exchange Commission on January 20, 2005)

2.2

Form of Deposit Agreement among Registrant, The Bank of New York Mellon, formerly known as The Bank of New York, as depositary, and all holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, including the form of American depositary receipt (incorporated by reference to Exhibit 1 of our Registration Statement on Form F‑6 (file no. 333‑122160) filed with the Securities and Exchange Commission on January 20, 2005)

4.1

Ragnarok License and Distribution Agreement, dated July 24, 2002, between GungHo Online Entertainment, Inc. (formerly OnSale Japan K.K.) (licensee in Japan) and Registrant (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F‑1 (file no. 333‑122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.2

Amendment to Ragnarok License and Distribution Agreement, dated September 23, 2004, between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F‑1 (file no. 333‑122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.3

2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2006 between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant (incorporated by reference to Exhibit 4.45 of our annual report on Form 20‑F (file no. 000‑51138) filed with the Securities and Exchange Commission on June 29, 2007)

4.4

Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2009 between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant (incorporated by reference to Exhibit 4.77 of our annual report on Form 20‑F (file no. 000‑51138) filed with the Securities and Exchange Commission on June 1, 2010)

4.5

7th Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2012 between GungHo Online Entertainment, Inc. (licensee in Japan) and Registrant (incorporated by reference to Exhibit 4.44 of our annual report on Form 20‑F (file no. 000‑51138) filed with the Securities and Exchange Commission on April 26, 2013)

4.6

8th Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2015 between GungHo Online Entertainment, Inc. and Registrant (incorporated by reference to Exhibit 4.58 of our annual report on Form 20 F (file no. 000-51138) filed with the Securities and Exchange Commission on April 20, 2016)

4.7

Lease Agreement dated January 3, 2013, between National IT Industry Promotion Agency and Registrant (translation in English, incorporated by reference to Exhibit 4.48 of our annual report on Form 20‑F (file no. 000‑51138) filed with the Securities and Exchange Commission on April 26, 2013)

4.8

Amendment to Lease Agreement dated May 1, 2013 between National IT Industry Promotion Agency and Registrant (translation in English) (incorporated by reference to Exhibit 4.44 of our annual report on Form 20‑F (file no. 000‑51138) filed with the Securities and Exchange Commission on April 30, 2014)

4.9

Lease Agreement dated December 31, 2014 between National IT Industry Promotion Agency and Registrant (incorporated by reference to Exhibit 4.51 of our annual report on Form 20-F (file no. 000-51138) filed with the Securities and Exchange Commission on April 27, 2015)

4.10

Lease Agreement dated December 31, 2016 between National IT Industry Promotion Agency and Registran t(incorporated by reference to Exhibit 4.10 of our annual report on Form 20 F (file no. 000-51138) filed with the Securities and Exchange Commission on April 28, 2017)

8.1*	List of Registrant’s subsidiaries

11.1

Registrant’s Code of Ethics (amended, incorporated by reference to Exhibit 11.1 of our annual report on Form 20‑F (file no. 000‑51138) filed with the Securities and Exchange Commission on June 30, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: April 27, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Gravity Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Gravity Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2017, December 31, 2016, January 1, 2016, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, December 31, 2016, January 1, 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers

Seoul, KOREA
April 27, 2018

We have served as the Company's auditor since 2016.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31, 2017, December 31, 2016 and January 1, 2016

	Note	December 31, 2017		December 31, 2016		January 1, 2016
			(In millions of Korean won)
Assets
Cash and cash equivalents	5, 6	~~W~~	39,095	~~W~~	16,720	~~W~~	24,909
Short-term financial instruments	6		22,500		22,000		11,500
Accounts receivables, net	6, 7		42,168		11,819		5,289
Other receivables, net	6, 7		698		710		160
Prepaid expenses			3,027		1,213		764
Other current assets	6		1,383		1,131		836
Total current assets			108,871		53,593		43,458
Property and equipment, net	8		946		478		650
Intangible assets	9		1,036		234		392
Deferred tax assets	17		3,036		—		—
Other non-current financial assets	6		1,394		965		954
Other non-current assets	11		600		474		421
Total non-current assets			7,012		2,151		2,417
Total assets		~~W~~	115,883	~~W~~	55,744	~~W~~	45,875
Liabilities
Accounts payables	6	~~W~~	44,410	~~W~~	9,723	~~W~~	2,535
Deferred revenue			16,100		9,689		4,997
Withholdings			1,439		199		188
Accrued expense	6		1,037		865		947
Income tax payable	17		1,628		208		120
Other current liabilities	6		130		2		18
Total current liabilities			64,744		20,686		8,805
Long-term deferred revenue			6,581		4,096		6,601
Other non-current liabilities	6		560		315		332
Total non-current liabilities			7,141		4,411		6,933
Total liabilities			71,885		25,097		15,738
Equity
Share capital	12		3,474		3,474		3,474
Capital surplus	12		27,164		27,901		43,627
Other components of equity	12		(40)		(77)		—
Retained earnings (Accumulated deficit)	12		13,962		(94)		(16,477)
Equity attributable to owners of the Parent Company			44,560		31,204		30,624
Non-controlling interest			(562)		(557)		(487)
Total equity			43,998		30,647		30,137
Total liabilities and equity		~~W~~	115,883	~~W~~	55,744	~~W~~	45,875

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2017 and 2016

	Note	2017		2016
			(In millions of Korean won except per share data)
Revenue	21, 22	~~W~~	141,623	~~W~~	51,396
Online games—subscription revenue			36,428		23,065
Online games—royalties and license fees			16,244		12,867
Mobile games and applications			82,624		12,041
Character merchandising, animation and other revenue			6,327		3,423
Cost of revenue	13		94,234		29,587
Gross profit			47,389		21,809
Selling, general and administrative expenses	13, 14		(28,012)		(15,977)
Research and development	13		(5,239)		(1,973)
Other income	15		165		44
Other expenses	15		(268)		(69)
Operating profit			14,035		3,834
Finance income	6, 16		1,875		1,666
Finance costs	6, 16		(1,452)		(1,673)
Profit before income tax			14,458		3,827
Income tax expense	17		1,144		3,240
Profit for the year		~~W~~	13,314	~~W~~	587
Other comprehensive income (loss)
Items that may be subsequently reclassified to income or loss
Foreign currency translation adjustments	12		37		(77)
Total comprehensive income for the year		~~W~~	13,351	~~W~~	510
Profit (loss) attributable to:
Owners of the Parent Company			13,319		657
Non‑controlling interest			(5)		(70)
Total comprehensive income attributable to:
Owners of the Parent Company			13,356		580
Non-controlling interest			(5)		(70)
Earnings per share (in Korean won)
Basic earnings per share	18	~~W~~	1,917	~~W~~	95
Diluted earnings per share	18		1,917		95

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2016 and 2017

		Attributable to owners of the Parent Company
	Note	Share capital		Capital surplus		Other components of equity		Retained earnings (Accumulated deficit)		Total		Non- Controlling Interest		Total equity
			(In millions of Korean won)
Balance at January 1, 2016		~~W~~	3,474	~~W~~	43,627	~~W~~	—	~~W~~	(16,477)	~~W~~	30,624	~~W~~	(487)	~~W~~	30,137
Total comprehensive income (loss) for the year
Profit (loss) for the year			—		—		—		657		657		(70)		587
Foreign currency translation adjustments	12		—		—		(77)		—		(77)		—		(77)
Total comprehensive income (loss) for the year			—		—		(77)		657		580		(70)		510
Transaction with owners, recognized directly in equity
Disposition of deficit with capital surplus			—		(15,726)		—		15,726		—		—		—
Balance at December 31, 2016			3,474		27,901		(77)		(94)		31,204		(557)		30,647
Balance at January 1, 2017			3,474		27,901		(77)		(94)		31,204		(557)		30,647
Total comprehensive income (loss) for the year
Profit (loss) for the year			—		—		—		13,319		13,319		(5)		13,314
Foreign currency translation adjustments	12		—		—		37		—		37		—		37
Total comprehensive income (loss) for the year			—		—		37		13,319		13,356		(5)		13,351
Transaction with owners, recognized directly in equity
Disposition of deficit with capital surplus			—		(737)		—		737		—		—		—
Balance at December 31, 2017		~~W~~	3,474	~~W~~	27,164	~~W~~	(40)	~~W~~	13,962	~~W~~	44,560	~~W~~	(562)	~~W~~	43,998

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2017 and 2016

	Note	2017		2016
		(In millions of Korean won)
Cash flows from operating activities
Cash generated from operations	19	~~W~~	28,189	~~W~~	5,213
Interest received			554		468
Income taxes paid			(2,607)		(3,187)
Net cash inflow from operating activities			26,136		2,494
Cash flows from investing activities
Proceeds from lease deposits			7		2
Proceeds from short-term loans			3		6
Proceeds from disposal of property and equipment	8		2		3
Increase in short‑term financial instruments, net			(500)		(10,500)
Payment of lease deposits			(430)		(10)
Purchase of property and equipment	8		(899)		(154)
Purchase of other intangible assets	9		(1,165)		(14)
Net cash outflow in investing activities			(2,982)		(10,667)
Cash flows from financing activities
Net cash inflow (outflow) in financing activities			—		—
Effect of exchange rate changes on cash and cash equivalents			(779)		(16)
Net increase (decrease) in cash and cash equivalents			22,375		(8,189)
Cash and cash equivalents at beginning of the year			16,720		24,909
Cash and cash equivalents at end of the year		~~W~~	39,095	~~W~~	16,720

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General Information

The Parent Company

Gravity Co., Ltd. (the “Parent Company” or “Gravity”) was incorporated on April 4, 2000 to engage in developing and distributing online games and other related businesses principally in the Republic of Korea and other countries in Asia, North and South America, and Europe. Gravity’s principal product, Ragnarok Online, a multiplayer online role playing game, was commercially launched in August 2002. On February 8, 2005, Gravity listed its common shares on NASDAQ in the United States by means of American Depositary Shares (“ADSs”).

Gravity has four subsidiaries. NeoCyon, Inc. and Gravity Games Corporation operate in the Republic of Korea, Gravity Interactive, Inc., operates in the United States and Gravity Entertainment Corporation operates in Japan. Gravity has a local branch in Taiwan.

On April 1, 2008, GungHo Online Entertainment, Inc. became a majority shareholder by acquiring 52.39% of the voting shares from Heartis Inc., the former majority shareholder, and also acquired an additional 6.92% of voting shares on June 23 and June 24, 2008. As of December 31, 2017, GungHo Online Entertainment, Inc. has majority ownership and voting rights (59.31%) over the Gravity.

Consolidated Subsidiaries

The accompanying consolidated financial statements include the accounts of Gravity and the consolidated subsidiaries (collectively referred to as the “Company”). Details of the consolidated subsidiaries as of December 31, 2017, December 31, 2016, and January 1, 2016, are as follows:

Subsidiary	Location	Ownership interest held by the Gravity (%)	Main business
NeoCyon, Inc.	Korea	96.11%	Mobile game development and service
Gravity Interactive, Inc	U.S.A.	100.00%	Online and mobile game services
Gravity Games Corp	Korea	85.50%	Online game development
Gravity Entertainment Corp	Japan	100.00%	Animation production, distribution, and game services

2. Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

Basis of Preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”). The Company has adopted IFRS as issued by IASB for the annual period beginning on January 1, 2017. In accordance with IFRS 1 First-time adoption of IFRS, the Company’s transition date to IFRS is January 1, 2016. Prior to the adoption of IFRS, the Company prepared the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S.GAAP”). These are the Company’s first consolidated financial statements prepared in accordance with IFRSs including IFRS No. 1, First-time adoption of International Financial Reporting Standards. Reconciliations and descriptions of the effect of the transition on the Company’s assets, liabilities, equity, and comprehensive income are provided in Note 4.

The preparation of financial statements requires the use of critical accounting estimates. Management also needs to exercise judgement in applying Gravity’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

Consolidation

The Company has prepared the consolidated financial statements in accordance with IFRS 10 Consolidated Financial Statements.

Subsidiaries are all entities over which Gravity has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Gravity. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Company. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. The Company recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recoded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

Intercompany transactions, balances and unrealized gains on transactions between consolidated companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by Gravity.

Foreign Currency Translation

Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Korean Won, which is the Parent Company’s functional currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

Finance Income and Finance Costs

Finance income comprises interest income, unrealized foreign currency gain, and gain on foreign currency transaction. Finance costs comprise unrealized foreign currency loss and loss on foreign currency transaction. The Company presents all foreign exchange gains and losses in finance income and finance costs.

Segment Reporting

Information of each operating segment is reported in a manner consistent with the internal business segment reporting provided to the chief operating decision-maker (Note 21). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

Cash and cash equivalents

Cash and cash equivalents consist of cash held, bank deposits and floating short-term investment assets with an expiration date of less than three months upon acquisition.

Financial Assets

Classification and measurement

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular way purchases and sales of financial assets are recognized as of the trade date, the date on which the Company commits to purchase or sell the asset.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. And, loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are recognized in profit or loss within other income or other expenses. Gains or losses arising from changes in the available-for-sale financial assets are recognized in other comprehensive income, and amounts are reclassified to profit or loss when the associated assets are sold or impaired.

Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a group of financial assets that can be reliably estimated.

Impairment of loans and receivables is presented as a deduction in an allowance account, and impairment of other financial assets is directly deducted from their carrying amount. The Company writes off financial assets when the assets are determined to be no longer recoverable.

The Company considers that there is objective evidence of impairment if the debtor has significant financial difficulties of the debtor, or delinquency in interest or principal payments.

Derecognition

If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. For the years ended December 31, 2017 and 2016, there were no transfers of financial assets.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty. For the years ended December 31, 2017 and 2016, there were no offsetting of financial instruments.

Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the assets.

Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Computer and equipment	4 years
Furniture and fixtures	4 years
Leasehold improvements	4 years

The assets’ depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Intangible assets

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses.

The Company amortizes intangible assets with a definite useful life using the straight-line method over the following periods:

Software	3 years
Industrial property rights	10 years
License	3 years
Other intangible assets	3 years

Royalties and licenses

The Company entered into a game licensing agreement with number of third parties to gain exclusive rights to the games developed by other companies, 'Licensors'. The contracts with some licensors include initial upfront license fees, and/or minimum guaranteed royalty payments, which are creditable against the amount of running royalty calculated as certain percentage of the Company's revenue. The license fee payments and minimum guaranteed royalty payments are initially recorded as 'License' and 'Other non-current asset', respectively. Running royalty obligation over the guaranteed minimum payment is accrued as incurred and subsequently paid.

The royalty-based obligations are generally expensed to cost of revenue generally at the greater of the contractual rate or a straight-line basis over the term of the contract when the contract includes minimum guaranteed royalty payments. The license payments are generally expensed to cost of revenue generally at a straight-line basis over the term of the contract.

The Company evaluate the expected future realization of these assets using discounted cash flows. If impairment exists, then the assets are written down to fair value less cost of disposal.

Impairment of Non-financial Assets

Goodwill and intangible assets that have an indefinite useful life or not yet available for use, are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal or value in use. Non-financial assets other than goodwill that have been impaired are reviewed for possible reversal of the impairment at the end of each reporting period.

Financial Liabilities

Classification and measurement

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘accounts payables’ and ‘other liabilities’ in the statement of financial position.

Derecognition

Financial liabilities are removed from the statement of financial position when they are extinguished; for example, when the obligation specified in the contract is discharged, cancelled or expired or when the terms of an existing financial liability are substantially modified.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material). The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized in profit or loss as borrowing cost.

At the end of each reporting period, the remaining provision balance is reviewed and assessed to determine if the current best estimate is being recognized. If the existence of an obligation to transfer economic benefit is no longer probable, the related provision is reversed during the period.

As of December 31, 2017, 2016 and January 1, 2016, there are no material provision balances on the consolidated statements of financial position.

Current and Deferred Tax

The tax expense for the period consists of current and deferred tax. Current and deferred taxes are recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In these cases, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Company recognizes current income tax on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable income will be available to utilize those temporary differences.

The Company recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, The Company recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends to settle on a net basis.

Employee Benefits

Salaries

During the accounting period, during which employees provide work services to generate the right to annual paid vacation, the Company recognizes the costs and liabilities associated with annual paid vacation.

Defined contribution plan

The Company operates defined contribution plan for certain employees and directors in Korea. Gravity and NeoCyon introduced a defined contribution plan in 2005 and 2011, respectively, and provide an individual account for each participant. The Company pays contribution to publicly or privately administered pension insurance plans on a mandatory or contractual basis. The Company has no further payment obligation once the contribution has been paid. Contributions to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Revenue Recognition

The Company recognizes revenue when it is probable that future economic benefits will flow to the Company and the amount of revenue can be reliably measured. The Company derives revenue principally from online and mobile subscription revenues from Ragnarok Online and Ragnarok Online intellectual property (“IP”)-based games paid by users in Korea, Taiwan and the United States and Canada, and royalties and license fees paid by the licensee of the Company in overseas markets.

Online games—subscription revenue

Players can access certain games free of charge, but may purchase game points to acquire in-game premium features. Subscription revenue consists of revenues from (i) micro-transactions, and (ii) subscription fees from Internet cafés. Micro-transaction fees for consumable in-game items are deferred when purchased, and then recognized as revenue as they are used in the games while permanent in-game items are recognized ratably as revenues over the estimated life cycle of game users. Prepaid subscription fees from Internet cafés are deferred and recognized as revenue on a monthly basis based on actual hours used.

Online games—royalties and license fees

The Company licenses the right to distribute, promote, and market its local version of games in overseas countries in exchange for an initial upfront license fee and/or guaranteed minimum royalties. The upfront license fee and/or guaranteed minimum royalties are recorded as deferred revenue and recognized ratably over the license period. When the running royalty revenue based on the contractual royalty rate and the actual revenue of the licensee exceeds the ratably recognized guaranteed minimum, the excess is then recognized as revenue and accounts receivable.

Mobile games and applications revenue

Mobile games and applications revenue consists of (i) revenues from micro-transactions that users purchase in cases where the Company directly provides mobile game services to users; (ii) royalties and license fees from licensees to which the Company licenses the right to distribute, promote, and market its local version of mobile games in overseas countries; (iii) royalties and license fees from licensees to which the Company licenses the right to use the original game and intellectual property (“IP”) to develop new games and distribute, promote, and market those newly developed games; (iv) revenues from contract development services provided by the Company to third parties, such as developing games embedded in mobile phones, mobile applications, and sound for mobile phones and appliances; (v) revenues from mobile games operation services for third parties.

Revenues from micro-transactions and royalties and license fees from licensees are recognized in line with those of Online games. Revenues from contract development services are recognized when the services have been rendered and the customers can begin use in accordance with the contractual terms. Revenues from mobile application development service are recognized by measuring progress-to-completion under the percentage-of-completion method. The stage of completion is measured by reference to the costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract. Revenues from mobile games operation service are based on an agreed percentage of each of the licensors’ revenues based on the licensor’s sales from the mobile games the Company operates on their behalf and recognized on a monthly basis.

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

Research and development expenses

Research and development expenses consist primarily of payroll and other overhead expenses which are all expensed as incurred. Research and development expenses for a game development are capitalized only after the technological feasibility of the game is established. The technological feasibility of the game is not established until substantially all development is complete, which is generally when it is ready for open beta testing.

Lease

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Company are classified as operating leases. Payments made under operating leases are charged to expenses on a straight-line basis over the period of lease

Earnings per share

Basic earnings per share is calculated by dividing profit attributable to owners of the Parent by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding, increased by common stock equivalents. However, for the years ended December 31, 2017 and 2016, there have been no common stock equivalents outstanding.

Approval of the Financial Statements

The 2017 consolidated financial statements were approved by the Board of Directors on April 27, 2018.

New standards and interpretations not yet adopted by the Company

Certain new accounting standards and interpretations that have been published but are not mandatory for the annual reporting period commencing January 1, 2017 and have not been early adopted by the Company are set out below.

(i) IFRS 15 Revenue from Contracts with Customers

The Company will apply IFRS 15 Revenue from Contracts with Customers issued in May 2014 and amended in September 2015 for annual reporting periods beginning on or after January 1, 2018. Earlier adoption is permitted under IFRS. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts, SIC Interpretation 31 Revenue-Barter Transactions Involving Advertising Services, IFRIC Interpretation 13 Customer Loyalty Programs, IFRIC Interpretation 15 Agreements for the Construction of Real Estate and IFRIC Interpretation 18 Transfers of assets from customers. The Company must apply IFRS 15 Revenue from Contracts with Customers within annual reporting periods beginning on or after January 1, 2018, and will elect the modified retrospective approach which will recognize the cumulative impact of initially applying the revenue standard as an adjustment to retained earnings as of January 1, 2018, the period of initial application.

In order to prepare for the adoption of IFRS 15, the Company formed a task force consisting of members from the accounting department and other relevant departments, as necessary. Beginning in September 2017, the Company performed a detailed impact analysis of the financial effects of adopting the standard. In addition to the accounting and financial reporting impact, the Company also analyzed the impact of IFRS 15 on their internal controls, based on the Company’s revenue structure and processes. IFRS 15 will affect not only accounting methods but also general business practices, including the execution of new contracts and overall business attitude. Therefore, the Company has launched an orientation and training program for both the Company’s directors and employees.

As a result of the analysis, the Company identified the following area that is likely to be impacted by the adoption of IFRS 15.

The accounting for royalties and license fees from game licensing contracts. The Company licenses the right to distribute and market its local version of games to overseas licensees (“game licensing contracts”) in exchange for an initial prepaid license fee and/or guaranteed minimum royalty payments. The Company generally provides its licenses with post-contract customer support on its software products, consisting of technical support and occasional unspecified upgrades, or enhancements during the contract term. The Company determined that granting a license is not distinct from other promised services in the contracts, therefore, the promise to grant a license and those other promised services together are considered a single performance obligation. Revenue is recognized over time, from commercial launch date to expiration date of contract under IAS 18 whereas it is recognized from the date when performance obligation is performed for the first time to expiration date of contract under IFRS 15.

For the year ended December 31, 2017, revenue from licensing contracts was ~~W~~ 20,464 million, which was 14% of total consolidated revenue. Based on the nature of the Company’s promise in granting a license as described above, the Company determined that the revenue from licensing contracts shall be recognized on a ratable basis over the license period in accordance with IFRS 15.

In accordance with IAS 18, license fees and royalties paid are recognized in accordance with the substance of the contract, and therefore, are recognized ratably over the license period. When the running royalty revenue based on the contractual royalty rate and the actual revenue of the licensee exceeds the ratably recognized guaranteed minimum, the excess is then recognized as revenue and accounts receivable. Although the accounting framework changes, the accounting treatment under the new standard would not be substantially changed.

The revenue recognition disclosures will significantly expand under the new standard, specifically around the quantitative and qualitative information about reconciliation of contract balances, changes in contract assets and liabilities and disaggregation of revenue. The Company will continue to evaluate these requirements.

(ii) Amendments to IAS 28 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with IFRS 9. The amendments clarify that an entity shall make this election separately for each associate or joint venture at initial recognition of the associate or joint venture. The Company will apply these amendments retrospectively for annual periods beginning on or after January 1, 2018, and early adoption is permitted. The Company does not expect the amendments to have a significant impact on the financial statements.

(iii) IFRIC Interpretation 22 Foreign Currency Transaction and Advance Consideration

According to IFRIC 22, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. These enactments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the enactments to have a significant impact on the consolidated financial statements upon adoption of the amendments.

(iv) IFRS 16 Leases

IFRS 16 Leases issued in January 2016 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace IAS 17 Leases, IFRIC Interpretation 4 Determining whether an Arrangement contains a Lease, SIC Interpretation 15 Operating Leases-Incentives, and SIC Interpretation 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The Company will apply the standard for the annual period beginning on or after January 1, 2019.

At inception of a contract, the entity shall assess whether the contract is, or contains, a lease. Also, at the date of initial application, the entity shall assess whether the contract is, or contains, a lease in accordance with the standard. For a contract that is, or contains, a lease, the entity shall account for each lease component within the contract as a lease separately from non-lease components of the contract. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease (a lease term of 12 months or less at the commencement date) and low value assets. The Company is currently evaluating the impact of adoption on the consolidated financial statements upon adoption of the standard.

(v) IFRS 9 Financial Instruments

The new standard for financial instruments issued in July 2014 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. This standard will replace IAS 39 Financial Instruments: Recognition and Measurement. The Company will apply the standards for annual periods beginning on or after January 1, 2018. The Company will apply practical expedients permitted by the standard.

IFRS 9 Financial Instruments impacts three main areas including: (a) classification and measurement of financial assets on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets, (b) a new impairment model for financial instruments based on the expected credit losses, and (c) hedge accounting including expansion of the range of eligible hedging instruments and hedged items that qualify for hedge accounting and a change to the methodology of the hedge effectiveness assessment.

An effective implementation of IFRS 9 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and system stabilization. The Company performed an impact assessment to identify potential financial effects of applying IFRS 9. Based on the Company’s initial assessment, the Company does not expect the adoption of IFRS 9 to have a significant impact on the consolidated financial statements.

(a)	Classification and measurement

As of December 31, 2017, the Company held Won 106,010 million in loans and receivables and Won 44,980 million in financial liabilities, which is measured at amortized cost. The Company expects that the financial assets and liabilities will continue with their respective classification and measurements upon the adoption of IFRS 9.

(b)	Impairment

This new impairment model may result in an earlier recognition of credit losses on the Company’s financial assets. Based on a preliminary assessment, the application of the new impairment model may not have a significant impact on the Company.

(c)	Hedge accounting

The Company does not have any hedge relationship and therefore it may not have any impact on the Company upon the adoption.

(vi) IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation, issued in July 2017, clarifies application of recognition and measurement requirements in IAS 12. The Interpretation specifically addresses the following: (i) whether an entity considers uncertain tax treatments separately, (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities, (iii) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and (iv) how an entity considers changes in facts and circumstances. IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019, but certain transition reliefs are available. The Company does not expect a significant impact on its financial statements on applying the interpretation.

3. Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Deferred tax assets

In assessing the realizability of deferred tax assets, the Company considers whether it is probable that a portion or all of the deferred tax assets will not be realized. When the Company assessed the realizability of the deferred tax assets, the Company considered its performance, general economic environment, projected future taxable income, periods available to deduct tax loss carryforwards and tax credit carryforwards, etc. The ultimate realization of deferred tax assets is dependent on whether the Company is able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences are deductible. However, the amount of deferred tax assets may be different if the Company does not realize estimated future taxable income during the carry forward periods as originally expected.

4. Transition to IFRSs

As noted in Note 2, the Company’s financial statements are prepared in accordance with the requirements of IFRS on or after January 1, 2016, the date of transition, for IFRS effective as of December 31, 2017. The consolidated statements of financial position as of January 1, 2016 and December 31, 2016 and the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2016, which are comparatively presented, were previously prepared in accordance with previous GAAP (“US GAAP”) but were restated in accordance with IFRS 1, First-time adoption of International Financial Reporting Standard.

IFRS 1 First-time of adoption of IFRS—Optional exemptions

In preparing the consolidated financial statements in accordance with the IFRS 1, the Company has applied the mandatory exceptions and certain optional exemptions allowed by IFRS. The Company has applied the mandatory exceptions and certain optional exemptions as set out below:

(1)	Business combinations

The Company has elected not to apply IFRS 3, Business Combinations retrospectively to past business combinations that occurred before the date of transition to IFRS.

(2)	Cumulative translation differences

Cumulative translation differences for all foreign operations were deemed to be zero at the date of transition to IFRS. The Company had cumulative translation difference of Won 694 million in accumulated other comprehensive income as of January 1, 2016 under US GAAP.

Reconciliations between US GAAP and IFRS

(1)	Cost deferral

The Company pays platform processing fees to operate mobile games on third party platforms. These fees are charged for the game users’ purchases in cash, and are considered as the incremental cost which can be capitalized. The Company records these costs as prepaid expense and amortizes them to costs of revenue in accordance with the related revenue recognition of the services provided to the game user.

(2)	Disposition of deficit with capital surplus

The Parent Company held share holders' meeting and decided to use additional paid in capital to reduce accumulated deficit on March 30, 2017 and March 25, 2016. In accordance with US GAAP, the Company did not reclassify or eliminate a deficit in retained earnings as all requisite conditions for a quasi-reorganization were not satisfied. Since there is no such requirement under IFRS, reclassification of accumulated deficit was recorded (Note 12).

(3)	Reclassification

The Company reclassified certain accounts according to the IFRS.

Effect of transition to IFRS

(1)	Effects of transition to IFRS as of January 1, 2016, date of transition, are as follows:

	Assets		Liabilities		Equity
	(In millions of Korean won)
US GAAP (previous GAAP)	~~W~~	45,729	~~W~~	15,738	~~W~~	29,991
Cost deferral		146		—		146
IFRS	~~W~~	45,875	~~W~~	15,738	~~W~~	30,137

(2)	Effects of transition to IFRS as of December 31, 2016, the end date of the last fiscal year the financial statements were prepared under US GAAP, are as follows:

	Assets		Liabilities		Equity
	(In millions of Korean won)
US GAAP (previous GAAP)	~~W~~	55,190	~~W~~	25,097	~~W~~	30,093
Cost deferral		554		—		554
IFRS	~~W~~	55,744	~~W~~	25,097	~~W~~	30,647

(3)	Effects to net income and comprehensive income for the year ended December 31, 2016, the end date of the last fiscal period the financial statements were prepared under US GAAP, are as follows:

	Net income		Comprehensive income
	(In millions of Korean won)
US GAAP (previous GAAP)	~~W~~	179	~~W~~	102
Cost deferral		408		408
IFRS	~~W~~	587	~~W~~	510

5. Cash and Cash equivalents

(1) Cash and cash equivalents as of December 31, 2017, 2016 and January 1, 2016 consist of the following:

	December 31, 2017		December 31, 2016		January 1, 2016
	(In millions of Korean won)
Deposits in banks	~~W~~	24,431	~~W~~	7,773	~~W~~	24,044
Money market instruments		14,664		8,947		865
Total	~~W~~	39,095	~~W~~	16,720	~~W~~	24,909

(2) Restricted cash included in cash and cash equivalents as of December 31, 2017, 2016 and January 1, 2016 are as follows:

	December 31, 2017		December 31, 2016		January 1, 2016
	(In millions of Korean won)
Credit card deposits	~~W~~	20	~~W~~	—	~~W~~	—

6. Financial instruments

(1) Financial assets and liabilities by category, as of December 31, 2017, 2016 and January 1, 2016 are as follows:

	December 31, 2017		December 31, 2016		January 1, 2016
Loans and receivable	(In millions of Korean won)
Cash and cash equivalents	~~W~~	39,095	~~W~~	16,720	~~W~~	24,909
Short-term financial instruments		22,500		22,000		11,500
Accounts receivables		42,168		11,819		5,289
Other receivables		698		710		160
Other current assets		155		157		102
Other non-current financial assets		1,394		965		954
Total	~~W~~	106,010	~~W~~	52,371	~~W~~	42,914
Financial liabilities at amortized cost
Accounts payables	~~W~~	44,410	~~W~~	9,723	~~W~~	2,535
Accrued expenses		322		250		209
Other current liabilities		107		—		17
Other non-current liabilities		141		—		—
Total	~~W~~	44,980	~~W~~	9,973	~~W~~	2,761

Other current assets include short-term loans and accrued interest. Other non-current financial assets include leashold deposits, other deposits, and long-term loans. Other non-current liabilities include capital lease payables.

(2) Net Gains or Losses by Category of Financial Instruments

Net gains or losses by each category of financial instruments for the periods ended December 31, 2017 and 2016 are as follows:

	December 31, 2017		December 31, 2016
Loans and receivables	(In millions of Korean won)
Interest income	~~W~~	554	~~W~~	522
Gains on foreign currency transactions		231		759
Financial liabilities at amortized cost
Losses on foreign currency transactions		(349)		(1,289)

(3) The carrying amount and fair value of financial instruments as of December 31, 2017, 2016 and January 1, 2016 are as follows:

	December 31, 2017
	Carrying value		Fair value
Financial assets	(In millions of Korean won)
Cash and cash equivalents	~~W~~	39,095	~~W~~	39,095
Short-term deposits not classified as cash equivalents		22,500		22,500
Accounts receivables		42,168		(*	)
Other receivables		698		(*	)
Other current assets		155		(*	)
Other non-current financial assets		1,394		(*	)
Total	~~W~~	106,010
Financial liabilities
Accounts payables	~~W~~	44,410		(*	)
Accrued expenses		322		(*	)
Other current liabilities		107		(*	)
Other non-current liabilities		141		(*	)
Total	~~W~~	44,980

	December 31, 2016
	Carrying value		Fair value
Financial assets	(In millions of Korean won)
Cash and cash equivalents	~~W~~	16,720	~~W~~	16,720
Short-term deposits not classified as cash equivalents		22,000		22,000
Accounts receivables		11,819		(*	)
Other receivables		710		(*	)
Other current assets		157		(*	)
Other non-current financial assets		965		(*	)
Total	~~W~~	52,371
Financial liabilities
Accounts payables		9,723		(*	)
Accrued expenses		250		(*	)
Total	~~W~~	9,973

	January 1, 2016
	Carrying value		Fair value
Financial assets	(In millions of Korean won)
Cash and cash equivalents	~~W~~	24,909	~~W~~	24,909
Short-term deposits not classified as cash equivalents		11,500		11,500
Accounts receivables		5,289		(*	)
Other receivables		160		(*	)
Other current assets		102		(*	)
Other non-current financial assets		954		(*	)
Total	~~W~~	42,914
Financial liabilities
Accounts payables	~~W~~	2,535		(*	)
Accrued expenses		209		(*	)
Other current liabilities		17		(*	)
Total	~~W~~	2,761

(*) As the carrying amount is a reasonable approximation of fair value due to the short maturity of the instrument, it is excluded from fair value disclosure.

(4) The fair value hierarchy of the Company’s financial instruments at fair values as of December 31, 2017, 2016 and January 1, 2016, is as follows:

	December 31, 2017
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Cash and cash equivalents	~~W~~	24,431	~~W~~	14,664	~~W~~	—	~~W~~	39,095
Short-term financial instruments	~~W~~	11,000	~~W~~	11,500	~~W~~	—	~~W~~	22,500

	December 31, 2016
	Level 1		Level 2		Level 3		Total
		(In millions of Korean won)
Cash and cash equivalents	~~W~~	7,773	~~W~~	8,947	~~W~~	—	~~W~~	16,720
Short-term financial instruments	~~W~~	4,500	~~W~~	17,500	~~W~~	—	~~W~~	22,000

	January 1, 2016
	Level 1		Level 2		Level 3		Total
		(In millions of Korean won)
Cash and cash equivalents	~~W~~	24,044	~~W~~	865	~~W~~	—	~~W~~	24,909
Short-term financial instruments	~~W~~	1,000	~~W~~	10,500	~~W~~	—	~~W~~	11,500

Fair value measurements are categorized into Level 1, 2 or 3 as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date;
•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 inputs are unobservable inputs for the asset or liability.

The fair value of financial instruments traded in an active market is determined based on the quoted market price as of the end of the reporting period. If the quoted prices are readily and regularly available through exchanges, sellers, brokers, industry groups, rating agencies or regulators and such prices represent actual market transactions that occur regularly between independent parties, they are considered active markets. These products are included in Level 1.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques use as much market observable information as possible and use the least amount of group-specific information. At this time, if all the significant input variables required to measure the fair value of a financial instrument are observable, the instrument is included in Level 2.

If one of more than one significant input variable is not based on observable market information, the financial instrument is included in Level 3.

The valuation techniques used to measure the fair value of a financial instrument include:

- Market price or deler price of a similar financial instrument

- The fair value of derivative instruments is determined by discounting the amount to present value using the leading exchange rate as of the end of the reporting period

7. Accounts and Other Receivables

(1) Accounts and other receivables as of December 31, 2017, 2016 and January 1, 2016 are as follows:

	December 31, 2017		December 31, 2016		January 1, 2016
	(In millions of Korean won)
Accounts receivables
Non-related party	~~W~~	41,516	~~W~~	10,865	~~W~~	4,191
Related party		775		1,080		1,223
Deduction : Allowance for doubtful receivables		(123)		(126)		(125)
Total	~~W~~	42,168	~~W~~	11,819	~~W~~	5,289

	December 31, 2017		December 31, 2016		January 1, 2016
	(In millions of Korean won)
Other receivables
Non-related party	~~W~~	744	~~W~~	755	~~W~~	207
Related party		—		—		—
Deduction : Allowance for doubtful receivables		(46)		(45)		(47)
Total	~~W~~	698	~~W~~	710	~~W~~	160

The above accounts and other receivables are classified as loans and receivables, and are measured at amortized cost.

(2) Aging analysis of accounts and other receivables as of December 31, 2017, 2016 and January 1, 2016 are as follows

	December 31, 2017		December 31, 2016		January 1, 2016
	(In millions of Korean won)
Accounts receivables
Receivables not past due	~~W~~	42,146	~~W~~	11,797	~~W~~	5,267
Past due but not impaired		22		22		22
Impaired		123		126		125
Total	~~W~~	42,291	~~W~~	11,945	~~W~~	5,414

	December 31, 2017		December 31, 2016		January 1, 2016
	(In millions of Korean won)
Other receivables
Receivables not past due	~~W~~	698	~~W~~	710	~~W~~	160
Past due but not impaired		—		—		—
Impaired		46		45		47
Total	~~W~~	744	~~W~~	755	~~W~~	207

The Company calculates recoverable amount of receivables for which loss event has been individually identified through individual analysis and recognizes the difference between such calculated recoverable amount and book value as impairment loss.

As for the receivables for which loss event has not been individually identified, the Company makes adjustments to provision for impairment by applying certain specified rate in consideration of the credit risk based on the overdue period.

(3) Changes in allowance for doubtful accounts for the years ended December 31, 2017 and 2016 are as follows

Accounts receivables	2017		2016
	(In millions of Korean won)
Beginning of the year	~~W~~	126	~~W~~	125
(Reversal of) Bad debt expenses		(3)		1
Write-off		—		—
End of the year	~~W~~	123	~~W~~	126

Other receivables	2017		2016
	(In millions of Korean won)
Beginning of the year	~~W~~	45	~~W~~	47
(Reversal of) Bad debt expenses		1		(2)
Write-off		—		—
End of the year	~~W~~	46	~~W~~	45

In assessing the recoverability of accounts receivables, the Company considers changes in the credit rating of accounts receivables from the commencement of the credit to the end of the reporting period.

8. Property and equipment

(1) Property and equipment as of December 31, 2017, 2016 and January 1, 2016 are as follows

	December 31, 2017
	(In millions of Korean won)
	Acquisition price		Accumulated depreciation		Book amount
Machinery	~~W~~	6,795	~~W~~	(6,141)	~~W~~	654
Office equipment		1,867		(1,702)		165
Leasehold improvements		1,081		(954)		127
Total	~~W~~	9,743	~~W~~	(8,797)	~~W~~	946

	December 31, 2016
	(In millions of Korean won)
	Acquisition price		Accumulated depreciation		Book amount
Machinery	~~W~~	6,537	~~W~~	(6,306)	~~W~~	231
Office equipment		1,714		(1,611)		103
Leasehold improvements		1,006		(862)		144
Total	~~W~~	9,257	~~W~~	(8,779)	~~W~~	478

	January 1, 2016
	(In millions of Korean won)
	Acquisition price		Accumulated depreciation		Book amount
Machinery	~~W~~	7,842	~~W~~	(7,505)	~~W~~	337
Office equipment		1,750		(1,594)		156
Leasehold improvements		964		(807)		157
Total	~~W~~	10,556	~~W~~	(9,906)	~~W~~	650

(2) Changes in property and equipment for the years ended December 31, 2017 and 2016 are as follows:

	2017
	Machinery		Office equipment		Leasehold improvements		Total
	(In millions of Korean won)
Beginning of the year	~~W~~	231	~~W~~	103	~~W~~	144	~~W~~	478
Acquisition		617		165		117		899
Depreciation		(174)		(103)		(98)		(375)
Disposal		—		(1)		(37)		(38)
Translation differences		(20)		1		1		(18)
End of the year	~~W~~	654	~~W~~	165	~~W~~	127	~~W~~	946

	2016
	Machinery		Office equipment		Leasehold improvements		Total
	(In millions of Korean won)
Beginning of the year	~~W~~	337	~~W~~	156	~~W~~	157	~~W~~	650
Acquisition		73		55		42		170
Depreciation		(178)		(106)		(56)		(340)
Disposal		(1)		(1)		—		(2)
Translation differences		—		(1)		1		—
End of the year	~~W~~	231	~~W~~	103	~~W~~	144	~~W~~	478

(3) The depreciation expenses recognized in the statements of comprehensive income for the years ended December 31, 2017 and 2016 are as follows

	2017		2016
	(In millions of Korean won)
Cost of revenue	~~W~~	182	~~W~~	223
Selling, general and administrative expenses		150		99
Research and development		43		18
Total	~~W~~	375	~~W~~	340

(4) As of the end of the reporting period, there are no tangible assets of the Company that are pledged as collateral for the Company’s debts.

9. Intangible assets

(1) Intangible assets as of December 31, 2017, 2016 and January 1, 2016 are as follows:

	December 31, 2017
	(In millions of Korean Won)
	Acquisition price		Accumulated amortization(*)		Book amount
Software	~~W~~	10,536	~~W~~	(10,472)	~~W~~	64
Industrial property rights		517		(440)		77
Other intangible assets		3,331		(2,436)		895
Total	~~W~~	14,384	~~W~~	(13,348)	~~W~~	1,036

	December 31, 2016
	(In millions of Korean Won)
	Acquisition price		Accumulated amortization(*)		Book amount
Software	~~W~~	10,527	~~W~~	(10,412)	~~W~~	115
Industrial property rights		505		(416)		89
Other intangible assets		2,204		(2,174)		30
Total	~~W~~	13,236	~~W~~	(13,002)	~~W~~	234

	January 1, 2016
	(In millions of Korean Won)
	Acquisition price		Accumulated amortization(*)		Book amount
Software	~~W~~	10,506	~~W~~	(10,273)	~~W~~	233
Industrial property rights		509		(400)		109
Other intangible assets		2,225		(2,175)		50
Total	~~W~~	13,240	~~W~~	(12,848)	~~W~~	392

(*)Includes accumulated impairment losses.

(2) Changes in intangible assets for the years ended December 31, 2017 and 2016 are as follows:

	2017
	(In millions of Korean won)
	Software		Industrial property rights			License		Other intangible assets	Total
Beginning of the year	~~W~~	115	~~W~~	89	~~W~~	—	~~W~~	30	~~W~~	234
Acquisitions		36		12		1,104		25		1,177
Amortization		(87)		(24)		(31)		(3)		(145)
Disposals		—		—		—		—		—
Impairment		—		—		(230)		—		(230)
Translation differences		—		—		—		—		—
End of the year	~~W~~	64	~~W~~	77	~~W~~	843	~~W~~	52	~~W~~	1,036

	2016
	(In millions of Korean won)
	Software		Industrial property rights			License	Other intangible assets		Total
Beginning of the year	~~W~~	233	~~W~~	109	~~W~~	—	~~W~~	50	~~W~~	392
Acquisitions		13		9		—		—		22
Amortization		(131)		(24)		—		(21)		(176)
Disposals		—		—		—		—		—
Impairment		—		(5)		—		—		(5)
Translation differences		—		—		—		1		1
End of the year	~~W~~	115	~~W~~	89	~~W~~	—	~~W~~	30	~~W~~	234

(*)The Company recognized an impairment loss of Won 230 million in the mobile segment as the carrying amount of the license exceeds its fair value less cost of disposal.

(3) Details of amortization of intangible assets for the years ended December 31, 2017 and 2016 are as follows

	2017		2016
	(In millions of Korean won)
Cost of revenue	~~W~~	40	~~W~~	94
Selling, general and administrative expenses		68		53
Research and development		37		29
Total	~~W~~	145	~~W~~	176

10. Retirement benefits

For the years ended December 31, 2017 and 2016, the amount of Won 1,219 million and Won 1,646 million was recognized as expenses related to the defined contribution plan.

11. Commitments and contingent liabilities

As of December 31, 2017, the Company has outstanding license agreements for Ragnarok Online with GungHo Online Entertainment, Inc. (Note 22) and other 5 companies internationally. Under the contractual terms set forth in these agreements, the Company granted non-transferable and exclusive right to maintain and operate Ragnarok Online and receives royalties ranging from 20% to 40% of each licensee’s revenues.

In March 2016, Gravity and Shanghai The Dream Network Technology Co., Ltd. entered the agreement to grant an exclusive right to develop mobile games and web games in China based on the contents of Ragnarok Online and distribute such games for 5 years. Under the terms of this agreement, the Company has a right to collect royalties that exceed the minimum royalty guarantee.

The Company has signed game licensing agreements with a number of external game developers to secure exclusive rights to games developed by third parties. The license fees are capitalized within other intangible assets and minimum guarantees for royalties are included in other non-current assets. In relation to these licensing agreements, although not included in debt as of December 31, 2017 and 2016, the amounts of the Purchase obligations were Won 1,436 million and Won 950 million, respectively.

As of December 31, 2017, the Company has entered into lease agreements with its head office, its overseas branch, and its subsidiaries.

Future minimum lease payments as of December 31, 2017, 2016 and January 1, 2016 are as follows:

	December 31, 2017		December 31, 2016		January 1, 2016
		(In millions of Korean won)
Within a year	~~W~~	2,333	~~W~~	1,896	~~W~~	1,637
Over a year and within three years		358		1,972		—
Total	~~W~~	2,691	~~W~~	3,868	~~W~~	1,637

Operating lease expenses incurred under these operating lease for the years ended December 31, 2017 and 2016, are Won 2,205 million and Won 1,921 million, respectively.

12. Capital

(1) Details of common shares as of December 31, 2017, 2016 and January 1, 2016 are as follows:

	December 31, 2017		December 31, 2016		January 1, 2016
		(In Korean won and number of shares)
Shares authorized		40,000,000		40,000,000		40,000,000
Par value	~~W~~	500	~~W~~	500	~~W~~	500
Number of shares issued		6,948,900		6,948,900		6,948,900
Common shares	~~W~~	3,474,450,000	~~W~~	3,474,450,000	~~W~~	3,474,450,000

(2) Details of capital surplus as of December 31, 2017, 2016 and January 1, 2016 are as follows:

	December 31, 2017		December 31, 2016		January 1, 2016
		(In millions of Korean won)
Additional paid in capital	~~W~~	25,358	~~W~~	26,095	~~W~~	41,821
Other capital surplus		1,806		1,806		1,806
Total	~~W~~	27,164	~~W~~	27,901	~~W~~	43,627

According to the Commercial Code of the Republic of Korea, the Parent Company held share holders’ meeting and decided to use additional paid in capital to reduce accumulated deficit. The amount of 737 million and 15,726 million was used on March 30, 2017 and March 25, 2016, respectively.

(3) Details of other components of equity as of December 31, 2017, 2016 and January 1, 2016 are as follows:

	December 31, 2017		December 31, 2016		January 1, 2016
		(In millions of Korean won)
Foreign currency translation adjustments, net of tax	~~W~~	(40)	~~W~~	(77)	~~W~~	—

(4) Details of retained earnings (accumulated deficit) as of December 31, 2017, 2016 and January 1, 2016 are as follows:

	December 31, 2017		December 31, 2016		January 1, 2016
		(In millions of Korean won)
Unappropriated retained earnings (accumulated deficit)	~~W~~	13,962	~~W~~	(94)	~~W~~	(16,477)

(5) According to Gravity's Articles of Incorporation, Gravity may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as of December 31, 2017, 2016 and January 1, 2016.

13. Classification of expenses by nature

Expenses classified by nature for the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
		(In millions of Korean won)
Advertising expenses	~~W~~	12,525	~~W~~	2,411
Fees and commissions		83,356		17,473
Operating lease expenses		2,205		1,921
Outsourcing expenses		5,189		3,230
Salaries		17,847		16,116
Expenses related to defined contribution plans		1,219		1,646
Employee benefits		2,169		1,988
Depreciation		375		340
Amortization		145		176
Other expenses		2,455		2,236
Total(*)	~~W~~	127,485	~~W~~	47,537

*Total cost of revenue, selling, general and administrative expenses, and research and development per the statement of comprehensive income.

14. Selling, general and administrative expenses

Selling, general and administrative expenses for the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
		(In millions of Korean won)
Advertising expenses	~~W~~	12,525	~~W~~	2,411
Fees and commissions		6,594		5,955
Operating lease expenses		686		627
Salaries		5,468		4,650
Expenses related to defined contribution plans		357		440
Employee benefits		919		845
Depreciation		150		99
Amortization		68		53
Other expenses		1,245		897
Total	~~W~~	28,012	~~W~~	15,977

15. Other income and expenses

(1) Other income for the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
		(In millions of Korean won)
Gain on disposal of property and equipment	~~W~~	2	~~W~~	2
Miscellaneous gain		163		42
Total	~~W~~	165	~~W~~	44

(2) Other expenses for the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
		(In millions of Korean won)
Loss on retirement and disposal of property and equipment	~~W~~	37	~~W~~	—
Impairment loss on intangible assets		230		5
Miscellaneous loss		1		64
Total	~~W~~	268	~~W~~	69

16. Finance income and costs

Finance income and costs for the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
		(In millions of Korean won)
Finance income
Interest income	~~W~~	554	~~W~~	522
Unrealized foreign currency gain		288		269
Gain on foreign currency transaction		1,033		875
Total	~~W~~	1,875	~~W~~	1,666
Finance costs
Unrealized foreign currency loss	~~W~~	671	~~W~~	765
Loss on foreign currency transaction		768		908
Others		13		—
Total	~~W~~	1,452	~~W~~	1,673

17. Income Taxes

(1) The details of income tax expense for the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
		(In millions of Korean won)
Current tax expense	~~W~~	4,180	~~W~~	3,240
Deferred tax expense (benefit)		(3,036)		—
Income tax expenses	~~W~~	1,144	~~W~~	3,240

(2) Reconciliation between actual income tax expense and the amount computed by applying applicable tax rate to profit before tax for the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
		(In millions of Korean won)
Profit before income tax	~~W~~	14,458	~~W~~	3,827
Income tax using the statutory tax rate of each country		3,232		700
Adjustments
Non-deductible expenses		136		37
Foreign taxes paid but not utilized as tax credit or recognized as deferred tax asset		3,963		2,819
Utilization of previously unrecognized deferred tax asset		(3,307)		—
Recognition of previously unrecognized deferred tax assets		(3,036)		—
Effect of change foreign currency exchange rate		495		(114)
Others		(339)		(202)
Total adjustments		(2,088)		2,540
Income tax expense	~~W~~	1,144	~~W~~	3,240
Effective tax rate		8%		85%

The weighted average applicable tax rate of the Company was 18.3% (2016: 22.4%). The decrease is mainly due to a change in the profitability of the consolidated entities in the respective countries. The statutory tax rates in Korea and Taiwan, the tax jurisdiction in which the Parent resides, are 22% and 17%, respectively.

(3) Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2017 and 2016 are as follows:

	December 31, 2017						December 31, 2016
	Beginning balance		Increase (decrease)		Ending balance		Beginning balance		Increase (decrease)		Ending balance
		(In millions of Korean won)						(In millions of Korean won)
Deferred income tax on temporary differences
Deferred tax assets
Intangible assets	~~W~~	198	~~W~~	(109)	~~W~~	89	~~W~~	1,198	~~W~~	(1,000)	~~W~~	198
Other non-current assets		110		(61)		49		74		36		110
Accounts payables		590		850		1,440		176		414		590
Accrued expenses		51		37		88		45		6		51
Deferred revenue		(20)		832		812		487		(507)		(20)
Allowance for doubtful account		271		(54)		217		291		(20)		271
Other non-current liabilities		32		8		40		24		8		32
Investments in subsidiaries		2,747		—		2,747		2,747		—		2,747
Others		68		(40)		28		83		(15)		68
Deferred tax liabilities
Foreign taxes paid		(13)		—		(13)		(13)		—		(13)
Property and equipment		38		(70)		(32)		31		7		38
Sub Total		4,072		1,393		5,465		5,143		(1,071)		4,072
Deferred tax asset for tax losses carryforwards		20,662		(6,660)		14,002		11,082		9,580		20,662
Deferred tax asset for tax credits		6,697		1,393		8,090		10,344		(3,647)		6,697
Unrecognized deferred tax assets		(31,431)		6,910		(24,521)		(26,569)		(4,862)		(31,431)
Deferred tax assets	~~W~~	—	~~W~~	3,036	~~W~~	3,036	~~W~~	—	~~W~~	—	~~W~~	—

The future realizability of deferred income tax assets is assessed by taking into consideration various factors such as the Company's performance, the overall economic environment and industry outlook, expected future earnings and tax credits, As of December 31, 2017, the Company has recognized deferred tax assets related to temporary differences, tax loss carryforward and tax credit carryforwards, which can be utilized based on the likelihood of future taxable income. This amount may change if the estimate of future taxable income changes.

(4) Details of unused tax loss carryforwards and unused tax credit carryforwards that are not recognized as deferred income tax assets as of December 31, 2017 are as follows:

Year of expiration	Unused loss carryforwards		Unused tax credit carryforwards
2018	~~W~~	—	~~W~~	3,507
2019		—		736
2020		—		544
2021		—		471
2022		—		2,798
2023~2026		58,363		—
Total	~~W~~	58,363	~~W~~	8,056

Temporary differences of Won 10,325 million, Won 18,654 million, and Won 23,129 million are not recognized as deferred income tax assets as of December 31, 2017, 2016, and January 1, 2016. Temporary difference of Won 13,052 million, Won  13,052 million, and Won 11,292 million relating to investments in subsidiaries are not recognized as deferred tax assets as of December 31, 2017, 2016, and January 1, 2016 as they are only realized in the event of disposal of the subsidiary. No such disposal is expected in the foreseeable future.

18. Earnings per Share

Basic earnings per share is calculated by dividing the profit attributable to owners of the Parent by the weighted average number of common shares outstanding each year.

(1) Basic earnings per share

	2017		2016
		(In millions of Korean won, except per share data)
Profit attributable to owners of the Parent	~~W~~	13,319	~~W~~	657
Weighted average outstanding shares of common shares		6,948,900		6,948,900
Basic earnings per share	~~W~~	1,917	~~W~~	95

(2) Diluted earnings per share

As of and for the years ended December 31, 2017 and 2016, the Company does not have dilutive potential ordinary shares outstanding. Accordingly, the diluted earnings per share for the years ended December 31, 2017 and 2016 are the same as the basic earnings per share.

19. Statements of cash flows

(1) Cash generated from operations for the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
		(In millions of Korean won)
Profit for the year	~~W~~	13,314	~~W~~	587
Depreciation expense		375		340
Amortization expense		145		176
Bad debt expenses		74		1
Unrealized foreign currency loss		671		765
Loss on retirement and disposal of property and equipment		37		—
Impairment losses on intangible assets		230		5
Post-employment benefit expense		164		(19)
Income tax expense		1,144		3,240
Unrealized foreign currency gain		(288)		(269)
Interest income		(554)		(522)
Gain on disposal of property and equipment		(2)		(2)
Change in accounts receivables		(27,786)		(6,363)
Change in other receivables		12		(445)
Change in prepaid expenses		(1,390)		(186)
Change in other current assets		(400)		259
Change in other non-current assets		(449)		(825)
Change in accounts payables		35,046		1,709
Change in deferred revenue		1,980		1,304
Change in withholdings		1,239		11
Change in accrued expenses		187		(85)
Change in other current liabilities		68		(5)
Change in long-term deferred revenue		4,111		5,537
Change in other non-current liabilities		261		—
Total	~~W~~	28,189	~~W~~	5,213

(2) Significant non-cash transactions for the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
		(In millions of Korean won)
Reclassification of other non-current assets to property and equipment	~~W~~	—	~~W~~	16
Reclassification of other non-current assets to intangible assets		12		9

20. Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize any adverse effects on the financial performance of the Company.

(1) Capital risk management

The Company's capital management aims to maximize shareholder profits by minimizing capital procurement costs while maintaining the ability to continue as a corporation and to maintain a proper capital structure. The Company manages its capital on the basis of its debt ratio, which is calculated by dividing the total liabilities by total equity. The Company's debt-to-equity ratio as of December 31, 2017, 2016 and January 1, 2016 are as follows:

	December 31, 2017		December 31, 2016		January 1, 2016
		(In millions of Korean won)
Total liabilities	~~W~~	71,885	~~W~~	25,097	~~W~~	15,738
Total equity	~~W~~	43,998	~~W~~	30,647	~~W~~	30,137
Debt-to-equity ratio		163%		82%		52%

(2) Market risk

① Foreign exchange risk

The amount of monetary assets and liabilities denominated in foreign currencies as of the end of the reporting period is as follows:

	December 31, 2017
	Financial assets	Financial liabilities	Financial assets		Financial liabilities
	(In each foreign currency)			(In millions of Korean won)
USD	33,614,259	31,553,072	~~W~~	36,026	~~W~~	33,815
JPY	93,528,526	294,217		888		3
BRL	161,846	—		52		—
EUR	354,019	—		453		—
IDR	901,342,531	17,291		71		—
THB	334,038	35,317		11		1
TWD	147,972,077	29,537,654		5,315		1,061
VND	84,010,000	22,830,100		397		107
HKD	304,033	4,967		43		1
Total			~~W~~	43,256	~~W~~	34,988

	December 31, 2016
	Financial assets	Financial liabilities	Financial assets		Financial liabilities
	(In each foreign currency)			(In millions of Korean won)
USD	3,426,827	2,514,885	~~W~~	4,141	~~W~~	3,039
JPY	106,021,431	411,102		1,099		4
BRL	141,958	—		53		—
EUR	348,956	—		442		—
IDR	79,382,774	—		7		—
TWD	29,460,082	2,326,761		1,102		87
HKD	319,901	47,469		50		8
Total			~~W~~	6,894	~~W~~	3,138

	January 1, 2016
	Financial assets	Financial liabilities	Financial assets		Financial liabilities
	(In each foreign currency)			(In millions of Korean won)
USD	3,025,825	7,499	~~W~~	3,546	~~W~~	9
JPY	215,425,469	811,325		2,094		8
BRL	137,358	—		41		—
CNY	2,000,000	—		361		—
EUR	339,587	—		435		—
IDR	68,916,894	—		6		—
THB	547,983	—		18		—
TWD	7,927,448	—		281		—
HKD	6,507	—		1		—
Total			~~W~~	6,783	~~W~~	17

The Company measures foreign exchange risk as a 10% fluctuation in the exchange rate of each foreign currency, which reflects the management's assessment of the risk of exchange rate fluctuation that can be reasonably occur. The impact of a 10% fluctuation in foreign currency exchange rates on the Company’s monetary assets and liabilities as of December 31, 2017, and 2016 are as follows:

	December 31, 2017				December 31, 2016				January 1, 2016
	10% Increase		10% Decrease		10% Increase		10% Decrease		10% Increase		10% Decrease
		(In millions of Korean won)
USD	~~W~~	221	~~W~~	(221)	~~W~~	110	~~W~~	(110)	~~W~~	354	~~W~~	(354)
JPY		88		(88)		109		(109)		209		(209)
Others		517		(517)		156		(156)		114		(114)
Total	~~W~~	826	~~W~~	(826)	~~W~~	375	~~W~~	(375)	~~W~~	677	~~W~~	(677)

The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency as of the end of the reporting period.

② Interest rate risk

As of the end of the reporting period, there are no borrowings under variable interest rate conditions.

③ Price risk

There are no assets and liabilities exposed to price risk as of the end of the reporting period.

(3) Credit risk

Credit risk arises from normal trading and investing activities and occurs when a customer or a counterparty fails to comply with the terms of the contract. In order to manage these credit risks, the Company regularly evaluate the creditworthiness of our customers based on their financial condition, past experience and other factors.

The carrying amount of a financial asset represents the maximum exposure to credit risk. The maximum exposure to credit risk of the Company as of December 31, 2017, 2016 and January 1, 2016 are as follows

	December 31, 2017		December 31, 2016		January 1, 2016
		(In millions of Korean won)
Cash and cash equivalents	~~W~~	39,095	~~W~~	16,720	~~W~~	24,909
Short-term financial instruments		22,500		22,000		11,500
Accounts receivable		42,168		11,819		5,289
Other receivable		698		710		160
Other current assets		155		157		102
Other non-current financial assets		1,394		965		954
Total	~~W~~	106,010	~~W~~	52,371	~~W~~	42,914

Cash and cash equivalents and short-term financial instruments are deposited to financial institutions with strong credit rating. Accounts receivables are mainly due from payment processing companies, platform service providers and major game licensees, which resulted in low level of credit risk.

(4) Liquidity risk

Liquidity risk management includes the maintenance of sufficient cash and marketable securities, the availability of funds from appropriately committed credit lines, and the ability to settle market positions. The following table summarizes the financial liabilities of the Company by maturity according to the remaining period from the end of the reporting period to the contractual maturity date.

	December 31, 2017
	Less than 3 months		3 months ~ 1 year		More than 1 year		Total
		(In millions of Korean won)
Accounts payable	~~W~~	42,790	~~W~~	1,620	~~W~~	—	~~W~~	44,410
Accrued expenses		322		—		—		322
Other liabilities		—		107		141		248
Total	~~W~~	43,112	~~W~~	1,727	~~W~~	141	~~W~~	44,980

	December 31, 2016
	Less than 3 months		3 months ~ 1 year		More than 1 year		Total
	(In millions of Korean won)
Accounts payable	~~W~~	6,378	~~W~~	3,345	~~W~~	—	~~W~~	9,723
Accrued expenses		250		—		—		250
Other liabilities		—		—		—		—
Total	~~W~~	6,628	~~W~~	3,345	~~W~~	—	~~W~~	9,973

	January 1, 2016
	Less than 3 months		3 months ~ 1 year		More than 1 year		Total
	(In millions of Korean won)
Accounts payable	~~W~~	1,923	~~W~~	612	~~W~~	—	~~W~~	2,535
Accrued expenses		209		—		—		209
Other liabilities		—		17		—		17
Total	~~W~~	2,132	~~W~~	629	~~W~~	—	~~W~~	2,761

The cash flows above are not discounted and the amount due within 12 months is the same as the carrying amount since the effect of the discount is not material.

21. Segment information

(1) The Company’s operating segment

Gravity determines the operating segments of the Company by establishing strategic decisions. Chief operating decision maker (“CODM”) reviews operating profit by each segment in order to make decisions regarding the resources to be allocated to the segment and to evaluate the performance of the segment.

The reporting entity of the Company is in line with the organizational structure and CODM’s review of operations, and the reportable segments as of the end of the reporting period are mobile, online, and others.

The Company assesses the performance of its operating segments based on its operating profit or loss, which does not differ from operating profit reported on the Statement of Comprehensive Income except for inter-segment transactions. Total assets and liabilities for each segment are not reported to CODM. The following information is available for each business segment for the years ended December 31, 2017 and 2016.

	2017
	Revenue		Depreciation Amortization		Operating profit(loss)(*2)
		(In millions of Korean won)
Online	~~W~~	53,790	~~W~~	222	~~W~~	14,536
Mobile		87,194		268		(2,476)
Others		7,532		36		993
Sub total		148,516		526		13,053
Inter-segment eliminations(*1)		(6,893)		(6)		982
Total	~~W~~	141,623	~~W~~	520	~~W~~	14,035

	2016
	Revenue		Depreciation Amortization		Operating profit(loss)(*2)
		(In millions of Korean won)
Online	~~W~~	36,354	~~W~~	243	~~W~~	11,147
Mobile		14,003		260		(7,515)
Others		4,292		79		301
Sub total		54,649		582		3,933
Inter-segment eliminations(*1)		(3,253)		(66)		(99)
Total	~~W~~	51,396	~~W~~	516	~~W~~	3,834

(* 1) Inter-segment eliminations are reflected as adjustments.

(* 2) Other profit or loss items that do not constitute operating profit (loss) are not separately disclosed because they are not reviewed by the chief operating decision maker by operating segment.

(2) Revenue by geographical regions

Revenue from external customers by country for the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
		(In millions of Korean won)
Korea	~~W~~	28,708	~~W~~	14,770
Taiwan		76,121		16,517
Japan		9,491		9,274
United States of America/Canada		7,774		5,130
Thailand		6,569		2,262
China		5,301		2,322
Other		7,659		1,121
Total	~~W~~	141,623	~~W~~	51,396

(*) Revenue was attributed to the country based on the customer's location.

Non-current assets by geographical regions for the years ended December 31, 2017, December 31, 2016 and January 1, 2016 are as follows:

	December 31, 2017		December 31, 2016		January 1, 2016
		(In millions of Korean won)
Domestic	~~W~~	2,114	~~W~~	1,037	~~W~~	1,289
Overseas		468		149		174
Total	~~W~~	2,582	~~W~~	1,186	~~W~~	1,463

(3) No external customers accounted for more than 10% of consolidated revenue for the years ended December 31, 2017 and 2016.

22. Transactions with related parties

(1) List of related party of the Company as of December 31, 2017 and 2016, is as follows:

The related parties of the Company are entities and individuals capable of exercising control or significant influence over the Company. Related parties include GungHo Online Entertainment, Inc.(the largest shareholder of Gravity through its 59.31% common shares) and its subsidiaries, members of board of directors, and executives with strategic responsibilities and their immediate families.

(2) Major balances of receivables from and payables to related parties

Details of receivables from and payables to related parties as of December 31, 2017, 2016 and January 1, 2016 are as follows:

		December 31, 2017				December 31, 2016				January 1, 2016
		(In millions of Korean won)
Related parties classification	Entity	Receivable		Payables		Receivable		Payables		Receivable		Payables
Parent company	Gung-Ho Online Entertainment, Inc. (*1)	~~W~~	775	~~W~~	3	~~W~~	1,116	~~W~~	3,025	~~W~~	1,261	~~W~~	4,702
Other related company	ACQUIRE Corp (*2)		—		—		—		—		—		10
Total		~~W~~	775	~~W~~	3	~~W~~	1,116	~~W~~	3,025	~~W~~	1,261	~~W~~	4,712

(*1)

In February 2016, the license and distribution agreement for Ragnarok Online II with GungHo Online Entertainment Inc. was terminated and as part of the termination, $5 million in initial payments received from GungHo Online Entertainment Inc., which were recorded as long-term deferred revenue as of December 31, 2015, was refunded in four equal payments by the end of the December 2017.

(*2) ACQUIRE Corp. is a subsidiary of GungHo Online Entertainment, Inc.

(3) Transactions such as sales and purchases

The details of sales and purchases with related parties for the years ended December 31, 2017 and 2016 are as follows

		2017				2016
Related parties classification	Entity	Sales		Purchase		Sales		Purchase
Parent company	Gung-Ho Online Entertainment, Inc.	~~W~~	10,529	~~W~~	36	~~W~~	10,667	~~W~~	36
Other related company	ACQUIRE Corp		—		—		—		3
Total		~~W~~	10,529	~~W~~	36	~~W~~	10,667	~~W~~	39

(4) Fund transactions with related parties

No fund transactions were made with related parties for the years ended December 31, 2017 and 2016.

(5) Compensation for key management personnel

The compensation for the key management personnel (registered directors), for the years ended December 31, 2017 and 2016 are as follows.

	2017		2016
		(In millions of Korean won)
Salary	~~W~~	629	~~W~~	428