Form 20-F/A
period 2017-12-31
GRAVITY Co., Ltd.
filed 2018-04-27
CIK 1313310

As filed with the Securities and Exchange Commission on April 27, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20‑F/A

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board ☑  Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act). Yes ☐  No ☑

EXPLANATORY NOTE

This Amendment No. 1 to Gravity Co., Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, originally filed with the Securities and Exchange Commission on April 27, 2018 (the “2017 Form 20-F”), is being filed solely for the purposes of adding Exhibit 101 to Item 19 “Exhibits” and furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Amendment No. 1 to the 2017 Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2017 Form 20-F, or reflect any events that have occurred after the 2017 Form 20-F was originally filed.

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