Form 20-F
period 2018-12-31
GRAVITY Co., Ltd.
filed 2019-04-26
CIK 1313310

As filed with the Securities and Exchange Commission on April 26, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20‑F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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
American depositary shares, each representing one share of common stock

*	Not for trading, but only in connection with the listing of American depositary shares on the NASDAQ Global Market pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Shares, par value Won 500: 6,948,900

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S‑T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and such files). Yes ☑  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☑
Non-accelerated filer	☐	Emerging growth company	☐

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

CERTAIN DEFINED TERMS

Unless the context otherwise requires, references in this annual report on Form 20‑F (this “Annual Report”) to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;
•	“ADSs” are to our American depositary shares, each of which represents one share of our common stock;
•	“China” or the “PRC” are to the People’s Republic of China (excluding, for the purposes of this Annual Report, Taiwan, Hong Kong and Macau, unless specifically indicated otherwise);
•	“Chinese Yuan” are to the currency of China;
•

“EUR” or “Euro” are to the currency of the Eurozone consisting of Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Portugal, Slovakia, Slovenia and Spain;

•	“Gravity,” “the Company,” “we,” “us,” “our,” or “our company” are to Gravity Co., Ltd. and our subsidiaries, except as otherwise indicated or required by context;
•	“Hong Kong” are to the Hong Kong Special Administrative Region of the PRC;
•	“Japanese Yen” or “JPY” are to the currency of Japan;
•	“Korea” are to the Republic of Korea;
•	“Macau” are to the Macau Special Administrative Region of the PRC;
•	“NT dollar” or “NT$” are to the currency of Taiwan;
•	“Taiwan” are to Taiwan, the Republic of China;
•	“Thai Baht” are to the currency of the Kingdom of Thailand;
•	“US$,” “U.S. dollar,” or “Dollar” are to the currency of the United States of America; and
•	“Won,” “Korean Won,” or “~~W~~” are to the currency of Korea.

For your convenience, and unless otherwise stated, this Annual Report contains translations of certain Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 31, 2018, which was Won 1,112.85 to US$1.00. No assurance is given that any Won or Dollar amounts could have been or may now be converted into Dollars or Won, as the case may be, at such rate, or any other rate, or at all.

Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD‑LOOKING STATEMENTS

This Annual Report for the year ended December 31, 2018 contains “forward‑looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act.” The forward‑looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry, and are subject to various risks and uncertainties. Generally, these forward‑looking statements can be identified by the use of forward‑looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “predict,” “project,” “continue” and variations of these words, similar expressions, or that certain events, actions or results “will,” “may,” “might,” “should,” “would” or “could” occur, be taken or be achieved.

Forward‑looking statements include, but are not limited to, the following:

•	future prices of and demand for our products;
•	future earnings and cash flow;
•	estimated development and commercial launch schedule of our games in development;
•	our ability to attract new customers and retain existing customers;
•	the expected growth of the Korean and worldwide online and mobile gaming industries;
•	the effect that economic, political or social conditions in Korea have on the revenue generated from our online or mobile game products and our results of operations;
•	the effect that any global financial crisis or global economic recession will or may have on our business prospects, financial condition and results of operations; and
•	our future business development and prospects, results of operations and financial condition.

We caution you not to place undue reliance on any forward‑looking statement, each of which involves risks and uncertainties. Although we believe that the assumptions on which our forward‑looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward‑looking statements based on those assumptions could be incorrect. All forward‑looking statements are based on our management’s current expectations, assumptions, estimates and projections of future events and are subject to a number of factors that could cause actual results to differ materially from those described in the forward‑looking statements. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; changes in customer preference and popular culture and trends, including online or mobile gaming culture; political changes; global economic events including, but not limited to, a significant downturn in the global economic and financial markets and a tightening of the global credit markets; changes in business and economic conditions; fluctuations in foreign exchange rates; fluctuations in the prices of our products; decreasing consumer confidence and slowing of economic growth generally; and other risks and uncertainties that are more fully described under the heading “Risk Factors” in this Annual Report, and elsewhere in this Annual Report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward‑looking statements. Except as required by law, we undertake no obligation to update or revise any forward‑looking statements, whether as a result of new information, future events or otherwise. All subsequent forward‑looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

ITEM 3.A.  SELECTED FINANCIAL DATA

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

You should read the selected financial data below in conjunction with our audited consolidated financial statements as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018, and the related notes included elsewhere in this Annual Report and ITEM 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS.” The selected financial data presented below has been derived from our audited consolidated financial statements. Our historical results do not necessarily indicate expected results for any future periods.

	As of and for the Years Ended December 31,
	2016		2017		2018		2018(1)
		(In millions of Korean Won and thousands of US$, except share and per share data, operating data and percentages)
Statements of operations
Revenues:
Online games-subscription revenue	~~W~~	23,065	~~W~~	36,428	~~W~~	25,897	US$	23,272
Online games-royalties and license fees		12,867		16,244		13,556		12,181
Mobile games and applications		12,041		82,624		239,489		215,203
Character merchandising, animation and other revenue		3,423		6,327		7,828		7,034
Total revenues		51,396		141,623		286,770		257,690
Cost of revenues		29,587		94,234		210,044		188,744
Gross profit		21,809		47,389		76,726		68,946
Operating expenses:
Selling, general and administrative expenses		(15,977)		(28,012)		(34,820)		(31,288)
Research and development		(1,973)		(5,239)		(8,018)		(7,205)
Other income		44		165		122		109
Other expenses		(69)		(268)		(642)		(577)
Total operating expenses		17,975		33,354		43,358		38,961
Operating profit		3,834		14,035		33,368		29,985
Finance income (costs)
Finance income		1,666		1,875		2,073		1,862
Finance costs		(1,673)		(1,452)		(1,002)		(900)
Net finance income(costs)		(7)		423		1,071		963
Profit before income tax		3,827		14,458		34,439		30,947
Income tax expenses		3,240		1,144		3,053		2,744
Profit for the year		587		13,314		31,386		28,203
Profit (loss) attributable to:
Non-controlling interest		(70)		(5)		(57)		(51)
Owners of the Parent Company	~~W~~	657	~~W~~	13,319	~~W~~	31,443	US$	28,254

Other comprehensive income (loss)
Foreign currency translation adjustment		(77)		37		178		160
Total comprehensive income for the year		510		13,351		31,564		28,363
Total comprehensive income attributable to:
Non-controlling interest		(70)		(5)		(57)		(51)
Owners of the Parent Company	~~W~~	580	~~W~~	13,356	~~W~~	31,621	US$	28,414
Earnings per share		95		1,917		4,525		4.07
Balance sheet data:
Cash and cash equivalents	~~W~~	16,720	~~W~~	39,095	~~W~~	86,051	US$	77,325
Total current assets		53,593		108,871		160,168		143,925
Property and equipment, net		478		946		1,498		1,347
Total assets		55,744		115,883		173,174		155,613
Total current liabilities		20,686		64,744		93,521		84,037
Total liabilities		25,097		71,885		97,622		87,723
Equity attributable to owners of the Parent Company		31,204		44,560		76,158		68,435
Non-controlling interest		(557)		(562)		(606)		(545)
Share capital		3,474		3,474		3,474		3,122
Total equity		30,647		43,998		75,552		67,890
Selected operating data and financial ratios (unaudited):
Gross profit margin(2)		42.4%		33.5%		26.8%		26.8%
Operating profit margin(3)		7.5%		9.9%		11.6%		11.6%
Net profit margin(4)		1.3%		9.4%		10.9%		10.9%

Notes:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,112.85 to US$1.00, the noon buying rate in effect on December 31, 2018 as certified by the Federal Reserve Bank of New York for customs purposes.

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

ITEM 3.C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

ITEM 3.D.  RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We currently depend on our main game, Ragnarok Online, and games developed from Ragnarok Online, for a significant portion of our revenues

A significant portion of our revenues has been and is currently derived from Ragnarok Online and other games developed based on the contents of Ragnarok Online, including our mobile game Ragnarok M: Eternal Love. In 2018 and 2017, we derived Won 31,994 million (US$28,750 thousand) and Won 37,483 million in revenues from Ragnarok Online, respectively, representing approximately 11.2% and 26.5% of our total revenues for such periods. We derived Won 237,032 million (US$212,995 thousand) and Won 83,907 million in revenues from the games developed based on the contents of Ragnarok Online in 2018 and 2017, respectively, representing approximately 82.7% and 59.2% of our total revenues for such periods. In 2018 and 2017, our mobile game Ragnarok M: Eternal Love represented 75.1% of our total revenues, or Won 215,391 million (US$193,549 thousand), and 26.1% of our total revenues, or Won 36,975 million, respectively.

Ragnarok Online has been on the market for seventeen years and has reached maturity in most of our principal markets. The Company has continually maintained, improved and updated Ragnarok Online and developed new games based on Ragnarok Online. If we fail to maintain, improve, update or enhance Ragnarok Online in a timely manner or fail to successfully develop new games based on Ragnarok Online, this is likely to lead to a decline in the user base of games developed from the contents of Ragnarok Online, which in turn is likely to lead to a material decline in our subscription revenues, royalties and mobile revenue. This would likely materially and adversely affect our business, financial condition and results of operations.

If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online and mobile games, our business, financial condition and results of operations may be materially and adversely affected.

In order to grow our revenues and net income, we must retain our existing users and attract new users by developing, acquiring, licensing, launching, marketing or operating other commercially successful online and mobile games. In addition to Ragnarok Online, we currently offer five other online games: Ragnarok Online II, Requiem, Dragonica (which is also known as Dragon Saga in the United States, Canada and South America except for Brazil), Ragnarok Prequel and Ragnarok Clicker. None of our other online games to date has proven to be as commercially successful as Ragnarok Online. Moreover, the limited market acceptance of Ragnarok Online II resulted in financial losses, including the recognition of an impairment loss on intangible assets of Won 4,605 million in 2015, and the termination or amendment of license agreements with our licensees in relation to Ragnarok Online II. Since April 2014, there have been terminations of license agreements for service of Ragnarok Online II in the Philippines, Brazil, Singapore, Malaysia, Thailand, Vietnam, Japan and Indonesia.

In 2018, mobile games and applications represented 83.5% of our total revenues, with one mobile game, Ragnarok M: Eternal Love, representing 75.1% of our total revenues. Mobile games are played using mobile devices and smartphones, including Google Android compatible phones, the Apple iPhone, other feature phones, and tablet computers. In January 2015, we entered into a development agreement with Shanghai The Dream Network Technology Co., Ltd. (“Dream Square”) to develop and distribute two mobile games based on the contents of Ragnarok Online, with Gravity retaining distribution rights for certain territories. This agreement was amended in March 2016 to grant Dream Square an exclusive right to develop mobile and web games based on the contents of Ragnarok Online and distribute such games in China for five years from March 25, 2016. Following the agreement, Dream Square developed and we launched three mobile games – RO: Idle Poring, Ragnarok R and Ragnarok M: Eternal Love – based on the contents of Ragnarok Online in June 2016, October 2016 and March 2017, respectively. We also launched these games in various markets including Taiwan, Korea, the United States and Canada, Southeast Asia, South and North America and Oceania. For additional information, see ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Mobile games and applications.”

Although we have achieved significant commercial success after publishing these games in 2017, there is no guarantee that we will continue to be successful in the mobile game publishing business. A game’s commercial success largely depends on appealing to the tastes and preferences of a critical mass of users as well as the willingness of such users to purchase the game and/or in‑game items, and to continue as paying subscribers, all of which are difficult to predict prior to a game’s development and introduction. Developing games requires substantial development costs, including the costs of employing skilled developers and acquiring or developing game engines which enable the creation of games with the latest technological features. For us to continue to succeed, we must acquire, license or develop promising games at acceptable costs and ensure technical support for the successful operation of such games. The online and mobile gaming industries are highly competitive, and we may not be able to acquire, license or develop promising games at acceptable costs. In order to successfully distribute and operate a game, we also need a sizable game management and support staff, continued investment in technology and a substantial marketing budget.

We cannot assure you that the games we develop or publish will be attractive to users or otherwise be commercially successful, launched as scheduled or able to successfully compete with games operated by our competitors. If we are not able to consistently develop, acquire, license, launch, market or operate commercially successful games, we may not be able to generate enough revenues to offset our initial development, acquisition, licensing and/or marketing costs, and our business, financial condition and results of operations may be materially and adversely affected.

We may not be successful in making our mobile games profitable, and our profit margins from mobile games may be relatively lower than the profits we have enjoyed historically for online games.

Our profit margins from our mobile games, even if the games are successful, are generally lower than our profits generated from online games. This is because, in order to gain access to our games on mobile app stores, the primary distribution channel for our mobile games, we must enter into revenue-sharing arrangements that result in lower profit margins compared with those of our online games.

We have devoted and expect to continue to devote a significant amount of resources to the development of our mobile games, but the relatively lower profit margins and other uncertainties make it difficult to know whether we will succeed in making our mobile game operations more profitable. If we do not succeed in doing so, our business and results of operations will be adversely affected.

We have identified several material weaknesses in our internal control over financial reporting. If we fail to achieve and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or do so on a timely basis, and our ability to prevent or detect fraud may be reduced, and investor confidence and the market price of our ADSs may be adversely affected.

In connection with the preparation of our consolidated financial statements under IFRS for the year ended December 31, 2018, we have identified several material weaknesses (as defined under Standards of the Public Company Accounting Oversight Board (United States)) in our system of internal control over financial reporting; our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 pursuant to section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and related Securities and Exchange Commission (“SEC”) rules and concluded that our internal control over financial reporting was not effective as of December 31, 2018. See ITEM 15. “CONTROLS AND PROCEDURES.”

Furthermore, we are subject to the Sarbanes-Oxley Act, which requires us to, among other things, maintain an effective system of internal control over financial reporting, and requires our management to provide a certification on the effectiveness of our internal controls on an annual basis. Additionally, our independent accountants must provide an independent attestation report on our internal control over financial reporting for the fiscal year ending December 31, 2018.

These material weaknesses could result in misstatements of any of our financial statements that are not prevented or detected which could result in a material misstatement to our annual consolidated financial statements. After considering these material weaknesses, among other matters, our chief executive officer and chief financial officer have also concluded, most recently as at December 31, 2018, that our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results in a timely manner or prevent errors or fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to loss of investor confidence in the reliability of our consolidated financial statements and could result in investigations or sanctions by the SEC, the NASDAQ Stock Market, LLC (“NASDAQ”) or

other regulatory authorities or in stockholder litigation. Any of these factors could ultimately harm our business and could adversely impact the market price of our ADSs.

We depend on our overseas licensees for a portion of our revenues and rely on them to distribute, market and operate our games and comply with applicable laws and government regulations.

In certain markets, we license our games to overseas operators or distributors for license fees and royalty payments based on a percentage of revenues generated from our games in such markets. Overseas license fees and royalty payments generated from our online games represented 4.6% of our total revenues in 2018 and 11.1% of our total revenues in 2017, with 69.6% of our 2018 revenues from license fees and royalty payments attributable to license arrangements with GungHo Online Entertainment Inc. (“GungHo”), which has been our largest shareholder and beneficially owns, as of the date hereof, 59.3% of our common shares.

Deterioration of our relationships with material licensees or material adverse changes in the terms of our licenses with such licensees could have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, deterioration or any adverse developments in the operations, including changes in senior management, of our overseas licensees may materially and adversely affect our business, financial condition and results of operations.

Our overseas licensees generally have the exclusive right to distribute our games in their respective markets for a term of two or three years and may also operate or publish other online and mobile games developed or offered by our competitors, and we may not be able to easily terminate the license agreements as the agreements do not specify particular financial or performance criteria that need to be met by our licensees. For example, GungHo, which is also our 59.3% shareholder, also has its own mobile games business. If our overseas licensees devote greater time and resources to marketing their proprietary games or those of our competitors, we may not be able to terminate our license agreements or enter into new license agreements different licensees, and our revenues and net profit may be adversely impacted. Also, a failure to satisfy our obligation to provide technical and other consulting services to the licensees under the license agreements may negatively affect user satisfaction and loyalty and hinder our licensees’ efforts to increase market share, which may lead the licensees to focus their attention on our competitors’ games or request modifications to or terminate our licensing agreements and/or not renew expired license agreements.

Our overseas licensees remit royalty payments to us based on a percentage of sales from our games after deducting certain expenses. Some licensees may be allowed to deduct certain expenses before calculating royalty payments depending on the terms of the applicable contracts. Failure by our licensees to maintain a stable and efficient billing, recording, distribution and payment collection network in their respective markets may result in inaccurate recording of sales or insufficient collection of payments (or an illicit diversion of payments) from such markets and may materially and adversely affect our financial condition and results of operations. Although we have audit rights pursuant to our license agreements to ensure that proper payment amounts are being recorded and remitted, such activities can be disruptive and time consuming and as a result, we do not exercise such rights on a regular basis.

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

As the online and mobile game industries are characterized by rapid technological changes, especially in the technical capabilities of devices for mobile games, and changing interests and preferences of users, continuous investment is required to develop and publish new games. Also, as the online and mobile game industries in many of our markets are rapidly evolving, our current or future competitors may adapt to the changing competitive landscape and market conditions and compete more successfully than us. In particular, online and mobile game products are becoming increasingly similar to each other, thus becoming more commoditized and less differentiated. In such an environment, larger companies with relative economies of scale have a clear advantage over smaller companies like us, as they are able to develop games in a more cost efficient manner, diversify their risks with broader categories of games and genres and increase their chances of offering widely popular games. In addition, any of our competitors may offer products and services that have significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than ours. In addition, any of our current or future competitors may be acquired by, receive investments from or enter into strategic relationships with larger and more well established financed companies and therefore may be able to obtain significantly greater financial, marketing and game licensing and development resources than we can.

Furthermore, compared with the online or console game genres, the mobile game market has relatively low barriers to entry because development of a mobile game requires relatively less time and personnel, due to the limitations of the devices on which mobile games are played such as screen size and processing power. Moreover, development tools for mobile games are easier to obtain and use, and open marketplaces, such as the Google Play Store and Apple’s App Store, enable developers to easily distribute mobile games to a large global audience. Therefore, we expect the number of mobile game developers to continually increase in the future and competition to become more intense. See ITEM 4.B. “BUSINESS OVERVIEW—COMPETITION.”

To continue to be successful, we must leverage the global connectivity and distribution of mobile platforms and our relationships with mobile platform providers, which in many cases have the unilateral ability to amend their policies and terms and conditions for applications and developers.

Our mobile games increasingly leverage the global connectivity and distribution of mobile platforms including Apple’s App Store for iOS devices and the Google Play Store for Android devices. Our games are distributed on these platforms and the virtual items we sell in our games are purchased using the payment processing systems of these platform providers. In 2018, 79.6% of our revenues were generated through third-party mobile platforms. We are subject to the standard policies and terms of service of these third party platforms, which govern the promotion, distribution and operation of games on the platform and can be changed by the platform providers, in their sole discretion, at any time. Such changes may decrease the visibility or availability of our games, limit our distribution capabilities, prevent access to our existing games and reduce revenue we may recognize from in-game purchases, increase our costs to operate on these platforms or result in the exclusion or limitation of our games on such third party platforms. Any such changes could significantly harm our business in both the short-term and long-term. If we violate, or a platform provider believes we have violated, the terms of service for a platform, our access to the platform could be limited or discontinued, which may materially and adversely affect our business.

We also rely on the continued functionality of the Apple App Store and the Google Play Store. If our players or potential players are not able to access our games through these platforms or encounter difficulties in doing so, we may lose players, resulting in decreased revenue. The level of service provided by these storefronts may also impact users’ purchase and usage of and satisfaction with virtual goods or game money, and adversely affect our business and profitability. Further, in the past these digital storefronts have experienced interruptions in service or issues with their in-app purchasing functionality. If these types of interruptions were to occur regularly or on a prolonged basis, or other similar issues arise that impact our ability to generate revenues from these storefronts, our business, financial condition and results of operations may be materially and adversely affected.

Our investments in joint ventures or partnerships, or acquisitions of other companies, related to the development or service of online and mobile games may not be successful.

Since 2004, we have made investments in joint ventures and entered into partnership arrangements with third parties to invest in developing and/or servicing online and mobile games. In many cases, the success of such joint ventures and partnership arrangements is heavily dependent on third parties and their investment decisions because we do not have significant voting or other control over such entities.

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

In 2018, we derived 82.8% of our revenues from online games and mobile games that were developed by third-party developers, 77.8% of which comprises revenues from mobile games developed by our key third-party developer Dream Square Under our license agreements for these games, we rely on such third-party developers to provide game updates, enhancements and new versions; provide materials and other assistance in promoting the games; and resolve game programming errors and issues with intrusions. In particular, our key mobile game, Ragnarok M: Eternal Love, which represented 75.1% of our total revenues in 2018, was developed by Dream Square (together with co-developer X.D. Network Inc. (“Xindong”)), and we intend to rely on this third-party developer to develop future enhancements to Ragnarok M: Eternal Love and other mobile games based on Ragnarok Online. Any failure of third-party developers to provide game updates, enhancements and new versions that are appealing to game players in a timely manner, and provide assistance that enables us to effectively promote the games, could adversely affect the game-playing experience of our game players, damage our reputation, or shorten the life-spans of those games, any of which could result in the loss of game players, acceleration of our amortization of the license fees we have paid for those games, or a decrease in our revenues from those games.

Publishing games developed by third parties also exposes us to a number of potential operational and legal risks. For example, we may be required to provide third party developers with upfront license fees or non-recoupable minimum guaranteed royalties in order to obtain the rights to publish their games, and we may incur significant marketing costs for these games before or after they have been commercially launched. We must often make such commitments and investments without knowing whether the games we are licensing or jointly developing will be successful and generate sufficient revenues to enable us to recoup our costs or for the games to be profitable. In addition, if any of the games created by third party developers with which we work infringe intellectual property owned by others, or otherwise violate any third party’s rights or any applicable laws and regulations, such as laws with respect to data collection and privacy, we would be exposed to potential legal risks by publishing these games, which could adversely affect our reputation and business.

Our revenues fluctuate significantly and may adversely impact the trading price of our ADSs, or any other securities which become publicly traded. We also may not be able to sustain our recent rapid growth in revenue.

Our revenues and results of operations have varied significantly in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation, such as competition, regulatory changes and general economic conditions, are outside our control. In addition, usage of our online and mobile games typically increase slightly around holidays, including the Lunar New Year holidays and during winter and summer holidays for schools. Further, our recent significant growth in revenue may not be sustainable, as our mobile games business may not continue to grow at its current pace. Accordingly, you should not rely on year-to-year, or quarter-to-quarter, comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors, and cause the trading price of our ADSs to decline.

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

We have been subject to denial of service attacks that have caused portions of our network to be inaccessible for limited periods of time. Although such attacks did not cause material losses or damages, we cannot ensure you that any protective measures we have implemented will be effective against future hacking efforts and that any such attacks in the future will not have a material adverse effect on our business, results of operations, financial condition or prospects.

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

Failure to protect personal information could adversely affect our business, reputation and results of operations

We collect, process, store and transmit personal information of game users worldwide for our global game service. Our business may be subject to a number of federal, state, local and foreign laws and regulations governing data privacy and security, including with respect to the collection, processing, storage, use, transmission and protection of personal information and other consumer data on the Internet and mobile platforms, the scope of which are continually changing and subject to differing interpretations, and which may be inconsistent among countries or otherwise in conflict with other laws or regulations. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other laws or regulations or our practices. Also, the failure to prevent or mitigate the loss of personal information data or other game user data, including as a result of breaches of our vendors’ technologies and systems, could expose us or our game users to a risk of loss or misuse of such information. Any such failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to players or other third parties, or our privacy-related legal obligations, including without limitation any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other player data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our players to lose trust in us, which may have an adverse effect on our business, reputation and results of operations. See ITEM 4.B. “BUSINESS OVERVIEW—LAWS AND REGULATIONS” for a detailed discussion regarding laws of Korea, Taiwan, Thailand, the Philippines, Japan and the U.S. that may materially impact our operations.

Further, we may not be able to adequately adapt our internal policies and/or procedures to evolving regulations, which may require us to change our practices in a manner adverse to our business or limit access to our products and services in certain countries. As a result, our reputation and brand may be harmed, we could incur substantial costs, and we could lose both customers and revenues. For example, the European General Data Protection Regulation ("GDPR"), which became effective as of May 2018, contains significant penalties for non-compliance and would apply to us if we were to receive or process the personal data of residents of the European Union. As a result of GDPR, we currently do not offer our mobile games within the European Union.

Electronic embezzlement could negatively impact the popularity of our online and mobile games and adversely affect our reputation and results of operations.

Some of our employees or licensees’ employees with high‑level security access to our network, or other employees or persons who hack into or otherwise gain unauthorized access to certain sectors of our network, may succeed in breaching internal security systems and engage in electronic embezzlement by creating or diverting game money used in our online and mobile games and publicly or privately selling the game money for their financial benefit. We and our overseas licensees may not be successful in preventing electronic embezzlement. Incidents of electronic embezzlement may negatively impact the reputation of our games, which may materially and adversely affect our business, financial condition and results of operations.

Cheating by users of online and mobile games could negatively impact the popularity of our online and mobile games and adversely affect our reputation and results of operations.

We have experienced numerous incidents where users were able to modify the published rules of our online and mobile games. Users were able to modify the rules of our online and mobile games during game play in a manner that allowed them to cheat and disadvantage other online game users. For example, users have utilized auto‑run programs that enabled games to be continuously and automatically played without user participation to quickly accumulate in‑game points, causing many other players to stop using the game and shortening the game’s life cycle. For mobile games, some users have purchased game money or in‑game items through cloned mobile phones and sold such illegally obtained property to other users, which resulted in a shortfall between total sales and our actual revenues. Such unauthorized manipulation of our games may negatively impact users’ perception of our games and damage our reputation as well as our results of operations. We or our licensees may not be successful in taking the corrective measures necessary to prevent users from modifying the terms of our games in a timely manner.

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

Since the commercialization of Ragnarok Online in August 2002, we have discovered that the server‑end software of Ragnarok Online has been unlawfully released on a consistent basis in most of the countries and markets in which Ragnarok Online has been offered. This enables unauthorized parties to set up local server networks to operate Ragnarok Online, which may result in the diversion of a significant number of paying users. We designate certain employees to be responsible for detecting such illegal servers. In Korea, we report offenders to the relevant enforcement authority for possible prosecution relating to crimes on the Internet. In markets outside of Korea, we cooperate with and rely on our licensees to seek enforcement actions against operators of illegal servers. For example, in Japan, we submitted a preliminary written accusation to the Tokyo Metropolitan Police Department in October 2009 and filed criminal charges against an illegal server operator of Ragnarok Online in April 2011 in cooperation with GungHo, our licensee in Japan. The case file was transferred to the Nagano District Public Prosecutor’s Office in December 2014 and the defendant was summarily indicted for copyright violation with a fine of Japanese Yen 300,000 in September 2015. We may incur considerable costs in the future in order to remedy software piracy of our server software and enforce our rights against the operators of unauthorized server networks.

The validity, enforceability, enforcement mechanisms and scope of protection of intellectual property in Internet‑related industries are uncertain and evolving. In particular, the laws and enforcement regimes of Korea, Japan, Taiwan, the Philippines, China, Thailand and certain other countries in which our games are distributed are uncertain or may not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Such litigation could result in substantial costs and diversion of our resources, disruption of our business, and have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be subject to claims with respect to the infringement of intellectual property rights of others, which could result in substantial costs and diversion of our financial and management resources.

We cannot be certain that our online and mobile games do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. We have in the past been and may in the future become subject to legal proceedings and claims from time to time relating to the intellectual property of other parties. If we are found to have violated the intellectual property rights of other parties, we may be enjoined from using such intellectual property rights, be required to pay penalties and fines and pay for the unauthorized use of such intellectual property, and may need to incur additional license fees or be forced to develop alternative technology or obtain other licenses. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. In addition, certain of our employees were recruited from other online and mobile game developers, including current and potential competitors. To the extent these employees have been and are involved in the development of our games that are similar to the games they helped develop at their former employers, we may become subject to claims that we or such employees have improperly used or disclosed trade secrets or other proprietary information. Although we are not aware of any pending or threatened claims of this type, if any such claims were to arise in the future, litigation or other dispute resolution procedures might be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources.

Successful infringement or licensing claims against us may result in substantial monetary damages, which may materially disrupt our business operations and have a material adverse effect on our reputation, business, financial condition and results of operations.

We may not be able to successfully implement our growth and profit improvement strategies.

We are pursuing a number of growth and profit improvement strategies, including the following:

•	distributing games developed in‑house;
•	publishing games acquired from or developed by third parties through licensing arrangements;

•	intellectual property licensing to or from third parties for game development;
•	offering our games in countries where such games have not yet been launched;
•	optimizing our marketing and research and development expenditures;
•	cross‑selling our popular online games through other lines of businesses, such as mobile games, console games, animation and character merchandising; and
•	pursuing strategic relationships with game development and service companies.

We cannot assure you that we will be successful in implementing any of these strategies. Certain of our strategies relate to new services or products for which there are no established markets, or in which we lack experience and expertise. In particular, any plans to begin offering our games in the United Kingdom may be impacted by the United Kingdom's decision to leave the European Union. If we are unable to successfully implement our growth and profit improvement strategies, our revenues, profitability and competitiveness may be materially and adversely affected.

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

New or changed game features in our online games may not be well received by our game players.

In the course of launching and operating online games, including the release of updates and expansion packs to existing games, certain game features may periodically be introduced, changed or removed.  We cannot assure you that the introduction, change or removal of any game feature will be well received by our game players, who may decide to reduce or eliminate their playing time in response to any such introduction, change or removal.  As a result, any introduction, change or removal of game features may adversely impact our business, financial condition and results of operations.

Although we believe that we may not have been a passive foreign investment company (“PFIC”) for taxable years 2018 and 2017, we believe that we were a PFIC for taxable years 2008 through 2016, and we may be a PFIC in future years. As a result of being a PFIC in prior years, and because of the possibility that we may have been a PFIC for the 2018 and 2017 taxable years, and may be a PFIC in future taxable years, U.S. investors could be subject to adverse U.S. federal income tax consequences.

The rules governing PFICs can have adverse consequences for U.S. investors for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. As discussed in ITEM 10.E. “TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS,” we believe that we may not have been a PFIC for taxable years 2018 and 2017, but we believe that we were a PFIC for taxable years 2008 through 2016, and we may be a PFIC in future years. The determination of whether we are a PFIC depends on particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Such determination is also expected to depend, in part, upon (1) the market price of the ADSs and (2) the composition of our income and assets. In light of the foregoing, no assurance can be provided that we were not a PFIC for the 2018 and 2017 taxable years or that we will not become a PFIC in any future taxable year. Furthermore, if we are treated as a PFIC, then one or more of our subsidiaries may also be treated as PFICs.

If we were characterized as a PFIC for any taxable year, and a U.S. Holder (as defined in ITEM 10.E. “TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS.”) held our ADSs or common shares during such taxable year, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding taxable years during which the U.S. Holder holds ADSs or common shares, even if we cease to meet the requirements for PFIC status. In such case, U.S. Holders of our common shares and ADSs would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. Whether U.S. Holders of our common shares or ADSs make (or are eligible to make) a timely qualified electing fund, or QEF, election or a mark to market election may affect the U.S. federal income tax consequences to U.S. Holders with respect to the acquisition, ownership and disposition of our common shares and ADSs and any distributions such U.S. Holders may receive. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a QEF election if we are classified as a PFIC. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our common shares and ADSs.

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

We held a total of Won 1,163 million (US$ 1,045 thousand) in intangible assets (comprising software, industrial property rights and other intangible assets) at December 31, 2018. See Note 8 to our consolidated financial statements included in this Annual Report. We test indefinite‑lived intangible assets at least annually for impairment, and more frequently if an event occurs or circumstances change so that the carrying amount may not be recoverable. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by our management. If such an adverse event occurs and has the effect of changing one of the critical assumptions or estimates related to the fair value of our intangible assets, an impairment charge could result. For example, in 2018 and 2017, we recognized impairment loss on intangible assets of Won 623 million and Won 230 million related to the game Legend of Sword and Fairy: Mirror’s Mirage, respectively, and we have recognized other similar impairment losses during the past several years.

There can be no assurance that future reviews of intangible assets will not result in significant impairment charges. Although it does not affect cash flow, an impairment charge does have the effect of decreasing our earnings, assets and shareholders’ equity.

The value of our deferred tax assets could become impaired, which could materially and adversely affect our results of operations.

As of December 31, 2018, we had approximately Won 7,413 million (US$6,661 thousand) in net deferred tax assets. See Note 17 to our consolidated financial statements included in this Annual Report. These deferred tax assets include net operating loss carryforwards, tax credit carryforwards and temporary differences that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. Each year, we determine the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, historical operating results and expectations of future earnings. If we determine in the future that there is not sufficient positive evidence to support the valuation of these assets, due to the risk factors described herein or other factors, we may be required to further adjust the probability of realization to reduce our deferred tax assets. Such a reduction could result in material non-cash expenses in the period in which the probability of realization is adjusted and could have a material adverse effect on our results of operations.

RISKS RELATING TO OUR COMPANY STRUCTURE

GungHo, the licensee of our games in Japan, is our majority shareholder, which gives them control of our board of directors.

Since April 1, 2008, GungHo has been our largest shareholder and beneficially owns, as of the date hereof, 59.3% of our common shares. As a result, GungHo is able to exert significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, including acquisitions, divestitures, strategic relationships and other matters, and may also exert significant control over decisions related to the status of our ADSs being eligible for quotation and trading on the NASDAQ Global Market. In addition, as GungHo is also an online and mobile game developer, there may be conflicts of interest. For instance, GungHo may lead our management with strategies and efforts which benefit itself, its affiliates and their respective shareholders to the detriment of our other shareholders. GungHo may also compete directly or indirectly against us for users and customers or increased market share for its games. GungHo is also currently the licensee of Ragnarok Online in Japan. Furthermore, four of our registered Executive Directors, Mr. Hyun Chul Park, Mr. Yoshinori Kitamura, Mr. Kazuki Morishita and Mr. Kazuya Sakai currently serve as General Manager, Director and Executive General Manager, President and Chief Executive Officer, and Chief Financial Officer and Director, respectively, of GungHo, and there may be conflicts of interest in the decisions made by the Board of Directors of Gravity (the “Board of Directors”) and senior management. See ITEM 7.B. “RELATED PARTY TRANSACTIONS—Relationship with GungHo Online Entertainment, Inc.”

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

RISKS RELATING TO OUR REGULATORY ENVIRONMENT

Our online and mobile operations and businesses are subject to laws, rules and regulations in the countries in which our games are distributed, such as Korea, Taiwan, Thailand, the Philippines, Japan and the United States, changes to which are difficult to predict, and uncertainties in interpretation and enforcement of the laws, rules and regulations in such countries may limit the protections available to us.

The regulatory and legal regimes in many of the countries in which our games are distributed have yet to establish a sophisticated set of laws, rules or regulations designed to regulate the online and mobile game industries. However, in many of our principal markets, such as Korea, Taiwan, Thailand, the Philippines, Japan and the United States,, legislators and regulators have implemented or indicated their intention to implement laws, rules and regulations with respect to issues such as user privacy, defamation, pricing, advertising, taxation, foreign ownership limitations, promotions, financial market regulation, consumer protection, content regulation, quality of products and services, and intellectual property ownership and infringement that may directly or indirectly impact our activities. The impact of such laws, rules and regulations on our business and results of operations is difficult to predict as many such laws, rules and regulations are constantly changing. However, as we might unintentionally violate such laws, rules and regulations, or such laws, rules or regulations may be modified, and new laws, rules and regulations may be enacted in the future, any such developments, or developments stemming from enactment or modification of other laws, rules or regulations, could increase the costs of regulatory compliance, force changes in business practices or otherwise have a material adverse effect on our business, financial condition and results of operations. Further, if the cost of regulatory compliance increases for our licensees as a result of regulatory changes, our licensees may seek to reduce royalties and license fees payable to us, which may materially and adversely affect our business, financial condition and results of operations. See ITEM 4.B. “BUSINESS OVERVIEW—LAWS AND REGULATIONS” for a discussion regarding the laws of Korea, Taiwan, Thailand, the Philippines, Japan and the United States that may materially impact our operations.

Our online and mobile games may be subject to governmental restrictions or ratings systems, which could delay or prohibit the release of new games or reduce the existing and potential scope of our user base.

Legislation is periodically introduced in many of the countries in which our games are distributed to establish a system for protecting consumers from the influence of graphic violence and sexually explicit materials contained in various types of games. For example, Korean law requires online game companies to obtain ratings classifications and implement procedures to restrict access of online games to certain age groups. Similar mandatory ratings systems and other regulations affecting the content and distribution of our games have been adopted or are under review in Taiwan, China, the United States and other markets for our games. In the future, we may be required to modify our game content or features or alter our marketing strategies to comply with new governmental regulations or ratings assigned to our current or future games, which could delay or prohibit the release of new games or upgrades and reduce the existing and potential scope of our user base. Moreover, uncertainties regarding governmental restrictions or ratings systems applicable to our business could give rise to market confusion, thereby materially and adversely affecting our business, financial condition and results of operations.

Restrictions and controls on currency exchange in Korea and in certain countries in which our games are distributed may limit our ability to effectively utilize revenues generated in Won to fund our business activities outside Korea or expenditures denominated in foreign currencies, and may limit our ability to receive and remit revenues effectively.

Existing and future restrictions on currency exchange in Korea, including Korean foreign exchange control regulations, may restrict our ability to convert Won into foreign currencies under certain emergency circumstances, such as natural calamities, wars, conflicts of arms or grave and sudden changes in domestic or foreign economic circumstances, difficulties in Korea’s international balance of payments and international finance and obstacles in carrying out currency policies, exchange rate policies and other Korean macroeconomic policies. Such restrictions may limit our ability to effectively utilize revenues generated in Won to fund our business activities outside Korea or expenditures denominated in foreign currencies.

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

Adverse changes in the withholding tax rates in the countries from which we receive license fees and royalties and adverse changes in our ability to realize deferred tax assets could adversely affect our net profit.

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

Our future performance will depend in large part on the economic growth of our principal markets. Our top geographic markets in terms of 2018 revenues were Taiwan, Korea, Thailand and the Philippines, representing 34.2%, 28.2%, 15.3% and 5.4%, respectively, of our total revenues in 2018. Accordingly, our business, prospects, financial condition and results of operations are subject to the economic, political, legal and regulatory conditions and developments in these countries and markets. Adverse economic developments in such markets may have an adverse effect on the number of our users and our revenues and have a material adverse effect on our results of operations.

The overall prospects for our principal markets as well as the global economy remain uncertain. For example, in Korea, economic indicators in recent years have shown mixed signs, and the future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy. Unfavorable or uncertain economic and market conditions can be caused by difficulties in the financial sector, corporate, political or other scandals that may reduce confidence in the markets, declines in business confidence, increases in inflation, natural disasters or pandemics, outbreaks of hostilities or other geopolitical instability. Deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the controversy in the past few years between Korea and China, which is Korea’s largest export market, regarding the deployment of a Terminal High Altitude Area Defense system in Korea by the United States and the ensuing economic and other retaliation by China), or a combination of these or other factors, have in the past adversely affected, and may in the future adversely affect, the Korean economy and, in turn, our business and performance.

Further, we derive a significant percentage of our revenue from customers in Taiwan. An increase in tensions between Taiwan and China and the possibility of instability and uncertainty could adversely affect the prices of our ADSs and our shares. Relations between Taiwan and China and other factors affecting Taiwan’s political and economic environment could affect our business.

We also derive a significant percentage of our revenues from customers in Thailand and the Philippines. Both of these countries have been subject to political, social and economic volatility that, directly or indirectly, could have a material adverse impact on our ability to sustain our business and growth in these markets. We cannot assure you that the political environment in Thailand or the Philippines will be stable or that the current or any future government will adopt economic policies that are conducive to sustained economic growth or which do not materially and adversely impact the current regulatory environment for digital gaming companies.

Fluctuations in exchange rates could result in foreign currency exchange losses.

In most of the countries in which our games are distributed, the revenues generated by our overseas branch, licensees or subsidiaries are denominated in local currencies, which include, among others, the NT dollar, the Japanese Yen, the U.S. dollar, the Euro, the Thai Baht and the Chinese Yuan. In 2018, approximately 71.8% of our revenues were denominated in foreign currencies, primarily in the NT dollar and the Thai Baht. As the revenues denominated in currencies other than U.S. dollar, Japanese Yen and Euro are converted into U.S. dollars for remittance of monthly royalty payments to us, any depreciation of the local currencies against the U.S. dollar will result in reduced license fees and monthly royalty payments in U.S. dollar terms and may materially and adversely affect our financial condition and results of operations.

While we receive monthly royalty revenues from our overseas licensees in foreign currencies, substantially all of our costs are denominated in Won. Our financial statements are also prepared and presented in Won. We receive monthly royalty payments from our overseas licensees based on a percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. Appreciation of the Won against the NT Dollar, the U.S. dollar, the Japanese Yen or other foreign currencies will result in foreign currency losses that may materially and adversely affect our results of operations and financial condition. See ITEM 5.A. “OPERATING RESULTS—OVERVIEW—Foreign currency effects.”

As of December 31, 2018, we have not entered into any outstanding foreign currency forward exchange contract. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost‑effective manner, or at all.

Increased tensions with North Korea could adversely affect us and the price of our ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns stemming from North Korea’s nuclear weapons and ballistic missile programs and its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs, which are more powerful than plutonium bombs, and warheads that can be mounted on ballistic missiles. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the contiguous United States. In response, the Korean government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the Korean government also closed the inter-Korea Kaesong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, including in December 2017 in response to North Korea’s intercontinental ballistic missile test in November 2017. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

•

In August 2015, two Korean soldiers were injured in a landmine explosion near the Korean demilitarized zone. Claiming the landmines were set by North Koreans, the Korean army re-initiated its propaganda program toward North Korea utilizing loudspeakers near the demilitarized zone. In retaliation, the North Korean army fired artillery rounds on the loudspeakers, resulting in the highest level of military readiness for both Koreas.

•

In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Korean government formally accused North Korea of causing the sinking, while North Korea denied responsibility. Moreover, in November 2010, North Korea fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, which acts as the de facto maritime boundary between Korea and North Korea on the west coast of the Korean peninsula, causing casualties and significant property damage. The Korean government condemned North Korea for the attack and vowed stern retaliation should there be further provocation.

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Although three inter-Korean summits were held in April, May and September of 2018, respectively, and summits between the United States and North Korea were also held in June 2018 and in February 2019, there can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any such further increase in tensions, which may occur, for example, if North Korea experiences a leadership or economic crisis, high-level contacts between Korea and North Korea break down or further military hostilities occur, could have a material adverse effect on the Korean economy and on our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our ADSs.

If the Korean government deems that emergency circumstances are likely to occur, it may restrict holders of our ADSs and the depositary from converting and remitting dividends and other amounts in U.S. dollars.

Under the Korean Foreign Exchange Transaction Law, if the Korean government deems that certain emergency circumstances, including sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments or substantial disturbance in the Korean financial and capital markets, are likely to occur, it may impose any necessary restrictions such as requiring Korean or foreign investors to obtain prior approval from the Minister of Strategy and Finance for the acquisition of Korean securities or the repatriation of interest, dividends or sales proceeds arising from disposition of such securities or other transactions involving foreign exchange. See ITEM 10.D. “EXCHANGE CONTROLS.”

RISKS RELATING TO OUR AMERICAN DEPOSITARY SHARES

The liquidity and price of our ADSs, and our ability to raise capital, may be negatively impacted if our ADSs are delisted from NASDAQ.

Our ADSs are currently listed for trading on the NASDAQ Global Market. There are a number of continuing requirements that must be met in order for our ADSs to remain listed on the NASDAQ Global Market, and the failure to meet these listing standards could result in the delisting of our ADSs by NASDAQ.

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

The Korean Commercial Code and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new common shares in proportion to their existing ownership percentages whenever new common shares are issued, except under certain circumstances as provided in our articles of incorporation. See ITEM 10.B. “MEMORANDUM AND ARTICLES OF INCORPORATION—Preemptive rights and issuance of additional shares.”

Such exceptions include an offering of new shares, pursuant to a resolution of the Board of Directors:

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

Dividend payments and the amount you realize upon a sale of our ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and the Korean Won.

Cash dividends, if any, in respect of the shares represented by our ADSs will be paid to the depositary in Korean Won and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Korean Won and the U.S. dollar will affect, among other things, the amounts a holder will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder would receive upon sale in Korea of the shares of our common stock obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our common stock.

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

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, or at all.

ITEM 4.  INFORMATION ON THE COMPANY

ITEM 4.A.  HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated as a company with limited liability under the Korean Commercial Code on April 4, 2000 under the legal name of Gravity Co., Ltd. On February 8, 2005, our ADSs, each representing one‑fourth of one share of our common stock, were listed on the NASDAQ Stock Market's NASDAQ Global Market. Other than from November 26, 2014 through August 27, 2018 (during which period our ADSs were traded on the NASDAQ Capital Market), our ADSs have been traded on the NASDAQ Global Market under the symbol “GRVY.”

In January 2015, we entered into a development agreement with Dream Square to develop and distribute in China two mobile games based on the contents of Ragnarok Online. This agreement was amended in March 2016 to grant Dream Square an exclusive right to develop mobile games and web games based on the contents of Ragnarok Online and distribute such games in China for five years from the date of the amendment. Gravity retained the distribution rights in certain territories other than China. Under the terms of this agreement, the Company has a right to collect royalties that exceed the minimum guaranteed advance payment. In July 2017, we further entered into a publishing and technical support agreement (“PTSA”) with Dream Square and Xindong, whereby the former would provide technical assistance and profits would be shared. This agreement was amended in September 2018 and again in October 2018, whereby certain technical assistance expenses and profit sharing proportions were further clarified. The PTSA, as amended, specifies that Gravity retains the distribution rights of the games developed in conjunction with Dream Square (with or without Xindong) in Korea, Taiwan, Hong Kong, Macau, as well as globally (other than in China, where the distribution rights are licensed to Xindong).

Recent developments relating to our organizational structure include the establishment of Gravity Game Tech Co., Ltd, a 99.9%-owned subsidiary in Thailand, in January 2019 and of PT. Gravity Game Link Co., Ltd, a 70%-owned joint venture in Indonesia, in February 2019.

Our registered office is located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 121‑795, Korea. Our telephone number is (822) 2132‑7000. Our main Web site is at http://www.gravity.co.kr. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. That address is http://www. sec.gov.

ITEM 4.B.  BUSINESS OVERVIEW

OVERVIEW

Gravity is an online and mobile games developer and publisher based in Korea. We generate revenue from online games, mobile games and applications and other sources (including character based merchandise and animation). Our historical principal product, Ragnarok Online, is an online game which is available in 83 markets. Revenues from Ragnarok Online represented 11.2% of our revenues for the year ended December 31, 2018, compared to 26.5% of our total revenues in 2017.

Our focus on mobile games has increased in recent years, and mobile games and applications represented 83.5% of our total revenues for the year ended December 31, 2018. Our principal mobile game, Ragnarok M: Eternal Love, is available in 58 markets and accounted for 75.1% of our total revenues for the year ended December 31, 2018, compared to 26.1% of our total revenues in 2017. We intend to continue to diversify our product offering by developing online and mobile games in‑house or through outsourcing as well as publishing additional games developed by third parties.

Our main geographic markets in terms of revenues for the year ended December 31, 2018 were Taiwan, Korea, Thailand and the Philippines. In each of these countries, we are a leading developer and publisher of online and mobile games based on the number of peak concurrent users (according to statistical data from publicly available sources in such countries).

OUR PRODUCTS

Online games

Online games are a genre of computer games in which a large number of players interact with one another within a virtual game world.

The following table summarizes the online games that we currently offer.

Title	Genre	Game Source	Date of Commercial Launch(1)
Ragnarok Online	Action adventure MMORPG(2)	Developed in‑house	August 2002
Requiem	Action adventure MMORPG	Developed in‑house	October 2007
Dragonica (Dragon Saga) (3)	Action adventure MMORPG	Originally licensed from third party developer; currently owned by us(4)	February 2009(5)
Ragnarok Online II	Action adventure MMORPG	Developed in‑house	March 2012
Ragnarok Prequel	Action adventure MMORPG (Web browser-based)	Developed by third party based on our intellectual property	July 2016(6)
Ragnarok Clicker	Action adventure RPG(7) (Web browser-based)	Developed through outsourcing and owned by us	August 2016

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
(4)

We acquired an aggregate of 50.83% equity interest in Gravity Games Corporation (“Gravity Games”), formerly known as Barunson Interactive, which developed Dragonica, on October 21, 2010, and subsequently increased our ownership in Gravity Games to 85.5% in August 2013. Due to the liquidation of Gravity Games, Gravity took over Dragonica IP.

(5)

Dragonica was initially launched in China in February 2009 followed by certain other countries and markets under license agreements between Gravity Games and local publishers before our acquisition of Gravity Games.

(6)	Dream Square, the developer, commercially launched Ragnarok Prequel in China in May 2015. We commercially launched this game in Taiwan as the game’s publisher in July 2016.
(7)	RPG is an abbreviation for Role-playing Game.

     We ceased offering R.O.S.E. online (Action adventure MMORPG) on February 11, 2019. We ceased offering Point Blank (MMOFPS) on April 15,2019.

Ragnarok Online

Ragnarok Online is an action adventure based MMORPG that combines cartoon like characters, community oriented themes and combat features in a virtual world within which thousands of players can interact with another. By combining highly interactive and community oriented themes and features, such as marriages and organization of guilds, we believe we are able to create user loyalty from our users who favor games that provide social interaction in a virtual setting.

Ragnarok Online was first commercially launched in August 2002 and, as of March 31, 2019, was commercially offered in 83 markets. See ITEM 4.B. “BUSINESS OVERVIEW—OUR MARKETS—Online Games.” Ragnarok Online

represented 11.2% of our total revenues or Won 31,994 million (US$28,750 thousand) in 2018, compared with 26.5% of our total revenues or Won 37,483 million in 2017. Gravity, either directly or through a subsidiary, operates Ragnarok Online in each geographic market other than Japan, Southeast Asia, Europe and Russia/CIS, where a third-party licensee operates the game. In markets where we or our subsidiary operates Ragnarok Online, our revenues are generated through subscription fees, and in markets where a third-party licensee operates the game, our revenues are generated through royalty or licensing fees.

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

The table below provides, for the periods indicated, the peak concurrent users and average concurrent users of Ragnarok Online since the first quarter of 2016, in each of our principal markets for Ragnarok Online.

		1Q 16	2Q 16	3Q 16	4Q 16	1Q 17	2Q 17	3Q 17	4Q 17	1Q 18	2Q 18	3Q 18	4Q 18	1Q 19
Japan	PCU(1)	14,874	15,176	14,285	12,081	13,165	13,133	12,075	11,900	11,254	10,203	10,427	11,129	9,805
	ACU(2)	5,893	6,170	4,945	4,558	5,136	5,458	4,705	4,852	4,643	4,671	4,198	4,575	4,454
Korea	PCU	5,247	4,119	4,075	6,296	4,488	5,132	5,314	21,740	11,437	6,353	6,059	4,990	5,122
	ACU	3,080	2,339	2,370	2,900	2,807	2,931	2,896	4,560	6,042	3,480	3,159	2,708	3,113
USA/ Canada	PCU	7,516	7,141	6,504	6,419	6,402	6,824	6,221	6,485	6,364	6,282	4,797	4,531	3,292
	ACU	6,133	5,671	5,015	5,528	5,350	5,606	5,275	5,571	5,425	4,299	3,639	3,227	2,596
Taiwan/ Hong Kong/ Macau	PCU	35,158	38,427	53,222	41,735	26,076	21,290	49,867	18,702	16,383	15,195	12,480	10,300	13,028
	ACU	24,444	17,135	31,821	23,752	15,767	11,876	11,890	9,887	7,894	6,539	6,521	5,504	6,220

Notes:

(1)	“PCU,” or peak concurrent users, represents the highest number of users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.
(2)	“ACU,” or average concurrent users, represents the average number of concurrent users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

We believe that the number of users as measured by PCU or ACU (i) is a measure of our active user base and (ii) is correlated with revenues, as revenues from an online game depend on the number of users as well as time spent playing the game. PCU and ACU associated with, and revenues generated from, Ragnarok Online have decreased since 2013, largely because user preferences are shifting to mobile games, where we have an increased focus. PCU and ACU are non‑financial variables and the data presented has not been audited or reviewed. Other companies may determine PCU or ACU differently than we do.

The following table provides a breakdown of the revenues generated by Ragnarok Online in certain key markets for the periods indicated:

Revenue Type	Country	2016		2017		2018		2018(1)
				(In millions of Won and thousands of US$)
Online games—subscription revenue	Taiwan/Hong Kong/Macau	~~W~~	11,019	~~W~~	15,094	~~W~~	9,745	US$	8,757
	Korea		4,332		4,862		6,645		5,971
	United States/Canada(2)		2,178		3,208		2,840		2,552
	Subtotal		17,529		23,164		19,230		17,280
Online games—royalties and license fees	Japan		8,470		9,404		9,440		8,482
	Thailand		2,165		2,026		1,424		1,279
	Brazil(3)		529		867		640		576
	Philippines(4)		—		883		533		479
	Indonesia		106		711		230		207
	Europe		140		134		88		79
	Taiwan/Hong Kong/Macau(5)		507		—		—		—
	Other		—		294		409		368
	Subtotal		11,917		14,319		12,764		11,470
	Total	~~W~~	29,446	~~W~~	37,483	~~W~~	31,994	US$	28,750

Notes:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,112.85 to US$1.00, the noon buying rate in effect on December 31, 2018 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)

Includes subscription and other types of game revenues managed by Gravity Interactive, Inc. (“Gravity Interactive”) and generated in countries other than the United States and Canada. Such revenues from other countries constitute an immaterial portion of the revenues recorded as subscription revenues from the United States and Canada.

(3)

Ragnarok Online game service in Brazil by our former licensee Level Up! Interactive S.A. ceased on November 9, 2018. The revenues generated from Brazil on or before November 9, 2018 are shown as “Online game revenue—Royalties and license fees—Brazil” and those revenues generated by Gravity Interactive since November 10, 2018 are shown as “Online game revenue—Subscription revenue—United States/Canada.”

(4)

We entered into a license agreement with Electronic Extreme Ltd. for Ragnarok Online game service in the Philippines, Singapore, Malaysia. Electronics Extreme Ltd. relaunched Ragnarok Online in the Philippines on June 29, 2017; and in Singapore and Malaysia on November 30, 2017. Revenues generated in the Philippines through June 28, 2017 are shown as “Online games—subscription revenue—United States/Canada,” and revenues generated after June 29, 2017 are shown as “Online games—royalties and license fees—Philippines.” Revenues generated in Singapore and Malaysia through November 30, 2017 are shown as “Online games—subscription revenue—United States/Canada,” and revenues generated after November 30, 2017 are shown as “Online games—royalties and license fees—Philippines.”

(5)

Ragnarok Online game service in Taiwan, Hong Kong and Macau by our former licensee Game Flier International Corporation ceased on May 31, 2016. We relaunched the game in such jurisdictions on June 15, 2016. Upon these changes, the revenues generated in Taiwan, Hong Kong and Macau through May 31, 2016 are shown as “Online games—royalties and license fees—Taiwan/Hong Kong/Macau” and those generated from June 15, 2016 are shown as “Online games—subscription revenue—Taiwan/Hong Kong Macau.”

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

Requiem

Unlike Ragnarok Online and Ragnarok Online II, which do not emphasize violent themes, we designed Requiem to showcase user‑to‑user combat. Requiem provides players with a variety of combat systems, which allow them to accumulate experience and reward points to be used when they buy special items designed for combat.

We currently offer Requiem (through our subsidiary Gravity Interactive) globally except in Taiwan, Hong Kong, Macau and Europe (excluding Russia and CIS). The amount of revenues from Requiem represented less than 1% of our total revenues in each of 2018 and 2017.

Dragonica (Dragon Saga)

Dragonica is a three‑dimensional side‑scrolling MMORPG that was developed by Gravity Games, our 85.5%-owned subsidiary which was liquidated in September 2018. Dragonica is currently offered globally (either directly or through our subsidiary Gravity Interactive) except in Thailand and Europe (excluding Russia and CIS). Dragonica is offered under the name Dragon Saga in the United States, Canada and South America except for Brazil. Our local licensee offered Dragonica in Thailand from February 2016 to February 2018. The amount of revenues from Dragonica represented less than 1% of our total revenues in each of 2018 and 2017.

Ragnarok Online II

Ragnarok Online II, an action adventure‑based three‑dimensional MMORPG, is a sequel to Ragnarok Online with enhanced character and community features. Ragnarok Online II includes pastel‑type graphics, advanced character customization and detailed monsters and non‑player characters. Ragnarok Online II also adopts Mr. Myoung‑Jin Lee’s original drawings from his comic book Ragnarok and music from Kanno Yoko, a well‑respected composer in the animation industry. Ragnarok Online II is currently offered globally except in China, Taiwan, Hong Kong, Macau and Europe (excluding Russia and CIS). We or our subsidiaries currently manage the operations of Ragnarok Online II.

Ragnarok Online II represented less than 1% of our total revenues in 2018 and 1% of our total revenues or Won 1,458 million in 2017. See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR BUSINESS—If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online and mobile games, our business, financial condition and results of operations may be materially and adversely affected.”

Ragnarok Prequel

Ragnarok Prequel is a Web browser‑based MMORPG, which is played on a Web browser and which does not require any installation of software by users. Ragnarok Prequel was developed by a third party game developer using our intellectual property. See ITEM 4.B. “BUSINESS OVERVIEW—GAME DEVELOPMENT AND PUBLISHING— Intellectual property licensing.” In May 2013, we entered into an agreement with Dream Square, a Chinese game developer, which was granted the right to develop a Web browser-based game based on Ragnarok Online and distribute the Web browser‑based game in China under the agreement. Dream Square soft launched Ragnarok Prequel in China in October 2013, suspended such game from October 2014 for additional development and localization, and commercially relaunched the game in May 2015. We commercially launched Ragnarok Prequel in Taiwan, the United States and Canada, Thailand, the Philippines and Brazil in July 2016, March 2017, September 2017, December 2017 and May 2018, respectively.

Ragnarok Prequel represented approximately 2.1% of our total revenues or Won 6,106 million (US$5,487 thousand) in 2018 and approximately 8.2% of our total revenues or Won 11,604 million in 2017.

Ragnarok Clicker

Ragnarok Clicker is a Web browser-based RPG which is currently offered (through our subsidiary Gravity Interactive) globally except in Europe (excluding Russia and CIS). We developed Ragnarok Clicker in 2016 through a game development agreement with Playsaurus, Inc., a game developer in the United States. Under the agreement with Playsaurus, we retained all intellectual property rights associated with the game. Ragnarok Clicker represented less than 1% of our total revenues in each of 2018 and 2017.

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

We develop mobile games either in-house or through outsourcing to third party developers, and we also publish mobile games licensed from third parties. In contrast to online games, the life cycle of a mobile game is relatively short and generally lasts from six to 24 months while reaching its peak popularity within the first 3 months of its introduction, though it varies by genre. As a result, we generate a significant portion of our mobile games revenue from the games that have been released within the recent 12 months.

The following table sets forth each of the mobile games that we have released since January 2018.

Title	Genre	Service Area	Date of Commercial Launch
Ragnarok M: Eternal Love(1)	MMORPG	Taiwan/Hong Kong/Macau Korea Southeast Asia North/South America and Oceania	October 2017 March 2018 October 2018 January 2019
Ragnarok R(1)	Card RPG	North America	January 2018
		Indonesia	September 2018
RO: Idle Poring(1)	Text RPG	Korea	January 2018
Burst(2)	AOSRPG	Korea	December 2018

Valor Guard Tactics(2)	Card + Strategy RPG	The United States/Canada/Singapore/Malaysia/the Philippines	December 2018
Dawn Break(2)	MMO ARPG	Korea	January 2019
MR! PORORO(2)	Autoplay RPG	Global	February 2019
Ragnarok CRUSH(1)	Puzzle	Global	March 2019
RO Click H5(1)	Idle RPG	Korea	April 2019

Notes:

(1)	Developed by a third party based on our intellectual property.
(2)	Licensed from a third party developer through licensing arrangements.

The following are revenues generated from our mobile games and applications business for the periods indicated:

		Year Ended December 31,
Country	2016			2017	2018		2018(1)
			(In millions of Won and thousands of US$)
Taiwan	~~W~~	1,203	~~W~~	49,644	~~W~~	83,770	US$	75,275
Korea		6,506		17,158		65,963		59,274
Thailand		3		4,274		42,159		37,884
The Philippines		—		—		14,189		12,750
Indonesia		—		364		8,850		7,953
United States		1,204		2,634		6,736		6,053
China		2,098		3,848		2,864		2,574
Others		1,027		4,702		14,958		13,440
Total	~~W~~	12,041	~~W~~	82,624	~~W~~	239,489	US$	215,203

Notes:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,112.85 to US$1.00, the noon buying rate in effect on December 31, 2018 as certified by the Federal Reserve Bank of New York for customs purposes.

Ragnarok M: Eternal Love

Ragnarok M: Eternal Love is a MMORPG which we offer in 58 markets across Taiwan, Hong Kong and Macau, Korea, Southeast Asia, North and South America and Oceania. The game was developed by Gravity and Dream Square, together with co-developer Xindong. We commenced our service for Ragnarok M: Eternal Love in Taiwan in October 2017, Korea in March 2018, Southeast Asia in October 2018 and North and South America and Oceania in January 2019.

For the year ended December 31, 2018, Ragnarok M: Eternal Love represented 75.1% of our total revenues or Won 215,391 million (US$193,549 thousand), compared with 26.1% of our total revenues or Won 36,975 million in 2017.

Ragnarok R (locally named Ragnarok Rush in North America and Indonesia)

Ragnarok R is a card RPG which we offer in Taiwan, Hong Kong and Macau, Thailand, Korea, the United States/Canada and Indonesia. Ragnaork R was developed by Gravity and Dream Square. We commenced our service for Ragnarok R in Taiwan in December 2016, Thailand in February 2017, Korea in April 2017, the United States/Canada in January 2018 and Indonesia (through our licensee PT Laut Angkasa Impian (Gravindo)) in September 2018.

As of March 31, 2019, Ragnarok R was commercially offered in eight markets. For the year ended December 31, 2018, Ragnarok R represented 1.2% of our total revenues or Won 3,573 million (US$3,211 thousand), compared with 13.4% of our total revenues or Won 18,925 million in 2017.

RO: Idle Poring

RO: Idle Poring a text RPG which we offer globally other than in Japan, Europe and China. RO: Idle Poring was developed by Gravity and Dream Square, together with co-developer with Xindong. We commenced our service for RO: Idle Poring globally other than in China, Japan and Europe in September 2017. We launched RO: Idle Poring in Korea in January 2018.

For the year ended December 31, 2018, RO: Idle Poring represented 2.7% of our total revenues or Won 7,700 million (US$6,919 thousand), compared with 7.1% of our total revenues or Won 10,119 million in 2017.

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

The following table sets forth the console games we have released.

Title	Genre	Platform	Release Date
Ragnarok DS	Role playing	Nintendo DS	December 2008
Ragnarok: The Princess of Light and Darkness	Tactical role playing	PlayStation Portable	October 2011
Ragnarok Odyssey	Role playing	PlayStation Vita	February 2012
Double Dragon II	Action	Xbox 360	April 2013
Ragnarok Odyssey Ace	Role playing	PlayStation Vita	August 2013
Ragnarok Odyssey Ace	Role playing	PlayStation 3	April 2014

We also provide games for IPTV. In September 2008, we entered into a licensing agreement with Iconix Entertainment Co., Ltd., or “Iconix Entertainment,” to develop and publish Pororo Game, an IPTV game based on Iconix Entertainment’s 3D TV animation series “Pororo: The Little Penguin.” We commercially launched Pororo Game in September 2009. Our licensing agreement with Iconix Entertainment has been renewed annually since its inception including, most recently, in September 2018.

The amount of revenues from console and IPTV games represented less than 1% of our total revenues in each of 2018 and 2017.

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

The amount of revenues from game character merchandising represented less than 1% of our total revenues in each of 2018 and 2017.

Other services

In addition to its core mobile game business, NeoCyon, Inc. (“NeoCyon”) provides system development and maintenance services as well as system integration services to third parties. The amount of revenues from such other services represented 2.7% of our total revenues or Won 7,702 million (US$6,921 thousand) for the year ended December 31, 2018, compared with 4.4% of our total revenues or Won 6,209 million in 2017.

OUR MARKETS

Our biggest geographic markets in terms of revenue for the year ended December 31, 2018 were Taiwan, Korea, Thailand, the Philippines, United States and Canada, Japan and Indonesia. The following table sets forth a summary of our consolidated statement of operations showing revenues by geographic area for the periods indicated and the percentage represented by such revenues for the year ended December 31, 2018.

		Year Ended December 31,
Country	2016		2017		2018			2018(1)
		(In millions of Won and thousands of US$, except percentages)
Taiwan	~~W~~	16,517	~~W~~	76,121	~~W~~	98,210	34.2%	US$	88,251
Korea		14,770		28,708		80,814	28.2		72,619
Thailand		2,262		6,569		43,846	15.3		39,400
The Philippines		—		883		15,539	5.4		13,963
United States/Canada(2)		5,130		7,774		10,572	3.7		9,499
Japan		9,274		9,491		9,767	3.4		8,778
Indonesia		110		1,075		9,359	3.3		8,410
Others		3,333		11,002		18,663	6.5		16,770
Total	~~W~~	51,396	~~W~~	141,623	~~W~~	286,770	100.0%	US$	257,690

Notes:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,112.85 to US$1.00, the noon buying rate in effect on December 31, 2018 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)

Revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries managed by Gravity Interactive. Such revenues from other countries constitute an immaterial portion of the revenues recorded as subscription revenues from the United States and Canada.

Online games

We manage and distribute (directly or through our subsidiaries) online game operations in Korea, Taiwan, Hong Kong/Macau and the United States/Canada, and we work with licensees to manage and distribute our games in other markets. Our licensees pay us an initial license fee and/or ongoing royalty payments based on a percentage of revenues generated from subscription fees and/or micro transactions of the game they service in the respective overseas markets. In addition, if the license agreement is renewed, we typically negotiate a renewal license fee. The license agreements may be terminated in the event of bankruptcy or a material breach by either party, including, in our case, in the event the licensee fails to pay royalty fees in a timely manner.

Ragnarok Online is commercially offered in the 83 countries and markets, including Japan, Taiwan, Hong Kong, Macau, the United States, Canada, Thailand and others. We or our subsidiaries manage the distribution of Ragnarok Online in each market other than in Japan, China, the Philippines, Singapore, Malaysia, Thailand, Indonesia, Russia/CIS and 28 European countries and markets. In each of these markets, local licensees publish Ragnarok Online. The following table lists the overseas countries and markets in which Ragnarok Online is commercially offered through our licensees, the names of the licensees, the dates of the license agreements, and the commercial launch dates and expiry dates of the license agreements.

Country	Licensee	Date of License Agreement	Date of Commercial Launch	Date of Expiry
Japan	GungHo Online Entertainment, Inc.	July 2002	December 2002	September 2019
Thailand(1)	Electronics Extreme Ltd.	April 2016	March 2003	July 2019
Europe(2)	Whybe Online	June 2011	April 2004	June 2021
China(3)	Shanghai Ta Ren Network Technology Co., Ltd.	October 2016	February 2013	TBD
Indonesia(4)	PT. Laut Angkasa Impian.	December 2016	November 2003	August 2019
The Philippines(5)	Electronics Extreme Ltd.	January 2017	September 2003	June 2019
Singapore/Malaysia(5)	Electronics Extreme Ltd.	January 2017	April 2004	June 2019
Russia and CIS(6)	Innova Intellectual Properties S.a.r.l	February 2018	March 2007	February 2020

Notes:

(1)	Ragnarok Online was initially launched in Thailand with a different licensee in March 2003.
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
(5)

Electronics Extreme Ltd. relaunched Ragnarok Online in the Philippines, Singapore and Malaysia in June 2017, November 2017 and November 2017, respectively. Ragnarok Online was initially launched with different licensees in the Philippines in September 2003 and in Singapore and Malaysia in April 2004.

(6)	Ragnarok Online was initially launched in Russia and CIS with a different licensee in March 2007.

Mobile games

With respect to mobile games, as of April 19, 2019, we directly manage the distribution of each of Ragnarok M: Eternal Love and RO: Idle Poring other than in China, and Ragnarok R/Ragnarok Rush other than in China and Indonesia, where we work with a third-party licensee to manage and distribute Ragnarok R/Ragnarok Rush.

PRICING STRUCTURE AND PAYMENT SYSTEM

Online games

Our online games, including Ragnarok Online, are priced using a combination of payment models. Historically, we used only a subscription-based fee model, whereby users paid an ongoing subscription fee to access our online games. In December 2006, we introduced micro-transactions (also known as sale of virtual in-game items), whereby players are able to purchase a wide array of items to customize, personalize and enhance their characters and game playing experiences. Micro-transaction purchases are available in all markets where Ragnarok Online is available. Since January 2007, we have allowed free-to-play servers applying the micro-transaction model in all markets where Ragnarok Online is available (other than in Japan and Thailand, which operate under a subscription fee plus micro-transaction model), whereby players may play Ragnarok Online free of any subscription fees and are encouraged to purchase in-game items.

Since September 2007, we have been offering premium services as an additional revenue model. Players may pay additional fees during a specified period of time in order to receive certain additional features, such as the faster accumulation of experience points or higher rates of item drops. Premium services are offered in all the countries and markets where Ragnarok Online is serviced, except Japan, Taiwan, Hong Kong and Macau.

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

In markets where we work with third-party licensees, such licensees develop, after consultation with us, a retail pricing structure for the users of the game they service in their respective markets. The pricing for Ragnarok Online in Korea and in Japan, the United States and Canada, and Taiwan/Hong Kong/Macau are set forth below.

Korea

Individual PC account users in Korea can choose from a number of alternative payment options, including charges made through mobile or fixed telephone service provider payment systems, prepaid cards, gift certificates, online credit card payments and bank transfers, to buy G Cash which can be used for any games we offer and convert G Cash to RO Points, the currency of the money used in Ragnarok Online which enable them to buy game items. Internet café subscribers make payments through credit card or bank transfers. We pay a commission in the range of 1.4% to 15% or Won 200 per transaction to third parties to process payments. These third parties bear the delinquency risk associated with payments from users.

Subscription‑based fee model

The subscription‑based fee model is currently applied only to Internet cafés and not individual PC users in Korea. The following table sets forth our published pricing plans for Internet cafés in Korea for Ragnarok Online access as of December 31, 2018.

Hours(1)	Flat Fee per PC
300 hours	~~W~~	69,300
600 hours		138,600
1,000 hours		231,000
2,000 hours		462,000

Note:

(1)	Actual hours may vary depending on additional bonus hours we offer in proportion to hours purchased by the subscriber.

Micro‑transaction model

We have applied a micro‑transaction model in Korea since April 2007. The price range of each of the game items is between Won 400 and Won 29,800. There are certain game items which users can buy only at Internet cafés.

Japan

GungHo, our licensee in Japan, determines the pricing plan for Ragnarok Online in Japan. A majority of users in Japan typically pay to gain access to or purchase game items of Ragnarok Online with prepaid cards, such as WebMoney, among others, which can be purchased at convenience stores or retail game outlets, or online. In addition, credit cards are also a popular payment method. Mobile payment, which can be used for the payment of subscription-based fees and for payments of micro transactions, is popular in Japan as well.

Subscription‑based fee model

Our licensee in Japan offers only one rate for Ragnarok Online and charges JPY1,500 per 30 days of unlimited use.

Micro‑transaction model

We have applied a micro‑transaction model in Japan since December 2006. Game users buy GungHo Shop Points which enable them to buy game items or directly buy game items from the mobile item shop. The price range of the game items is between JPY50 and JPY2,000. The following table sets forth our licensee’s published basic pricing for GungHo Shop Points in Japan as of December 31, 2018.

Points	Retail Price(1)
10,000 points	JPY	1,000
21,000 points		2,000
32,500 points		3,000
55,000 points		5,000
112,000 points		10,000

Note:

(1)	For convenience only, on December 31, 2018, the noon buying rate of Japanese Yen to U.S. dollars as certified by the Federal Reserve Bank of New York for customs purposes was JPY109.70 to US$1.00.

The United States and Canada

Gravity Interactive, our wholly‑owned subsidiary in the United States, determines the pricing plan for Ragnarok Online in the United States and Canada. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as PayPal. Gravity Interactive ceased to apply the subscription‑based fee model in April 2011.

Micro‑transaction model

We have applied a micro‑transaction model in the United States and Canada since June 2007. Game users buy points which enable them to buy game items in the price range between US$0.05 and US$20. The following table sets forth Gravity Interactive’s published basic pricing for points of Ragnarok Online in the United States and Canada as of December 31, 2018.

Points	Retail Price
1,100 points	US$	10.00
1,650 points		15.00
2,875 points		25.00
4,600 points		40.00
6,000 points		50.00
9,000 points		75.00
12,000 points		100.00

VIP service fee model

Although Ragnarok Online is offered based on the micro‑transaction model in the United States and Canada, the VIP Service fee model, a premium service model, was introduced in April 2011 to provide users with enhanced game play as an option. The following table sets forth Gravity Interactive’s published basic pricing for VIP Service for Ragnarok Online in the United States and Canada as of December 31, 2018.

Days and Points	Retail Price
7 days	US$	2.00
30 days		7.00
30 days and 1,500 points(1)		15.00
90 days		19.00
180 days		33.50
130 days and 7,000 points(1)		70.00

Note:

(1)	Once a user purchases this package, the user cannot purchase it again before the period of the purchased package ends.

Taiwan/Hong Kong/Macau

Micro‑transaction model

We have been directly providing Ragnarok Online in Taiwan, Hong Kong and Macau since June 15, 2016. We apply a micro-transaction model for users in Taiwan, Hong Kong and Macau which enables them to buy game items in the price range between NT$1 and NT$999. For purchases in currencies other than the NT dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. The following table sets forth our basic pricing for points of Ragnarok Online in Taiwan, Hong Kong and Macau as of December 31, 2018.

Points	Retail Price
1 point	NT$	1.00

Mobile games

For our mobile games, we apply a micro-transaction model by providing virtual item shops in the games where players can purchase a wide array of items to customize, personalize and enhance their characters and game playing experiences. In addition, a Gatcha system (or a random box model to buy virtual in-game items) has been introduced in all the countries and markets where Ragnarok M: Eternal Love is serviced.

Taiwan/Hong Kong/Macau

For Ragnarok M: Eternal Love in Taiwan, Hong Kong and Macau, we apply a micro-transaction model, including a Gatcha system, for users in these markets, which enables them to buy game items in the price range between NT$60 and NT$2,990 as of December 31, 2018. For purchases in currencies other than the NT dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as MyCard.

Korea

For Ragnarok M: Eternal Love in Korea, we have applied a micro‑transaction model, including a Gatcha system, in Korea since March 2018. Game users buy virtual game items in the price range between Won 5,500 and Won 119,000 as of

December 31, 2018. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems.

Southeast Asia, North & South America and Oceania

For Ragnarok M: Eternal Love in Southeast Asia, North and South America and Oceania, we have applied a micro‑transaction model including a Gatcha system in Southeast Asia since October 2018 and in North and South America, and Oceania since January 2019. Game users buy virtual game items in the price range between US$1.99 and US$99.99 as of December 31, 2018. For purchases in currencies other than the U.S. dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as PayPal.

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

To prepare for the commercial launch of a new online game, unlike most mobile games we conduct closed beta testing for the game to fix technical problems, which is followed by a period of open beta testing in which we allow registered users to play the game free of charge. During these testing periods, users provide us with feedback and our technical team seeks to address any technical problems and programming flaws that may compromise a stable and consistent game playing environment. We conduct several rounds of closed beta testing, which usually takes a few weeks for each round but may take significantly more time if material problems are detected. Open beta testing of online games usually takes one to three months before commercial launch. We generally commence our other marketing activities for online games during the open beta testing stage. For overseas markets, we also localize the language and content of our games to tailor the game to local cultural preferences.

Game development

Our game development department is divided into two categories of development teams: one is dedicated to online games and the other is dedicated to mobile games. As of December 31, 2018, we employed a total of 149 game developers. We have developed Ragnarok Online, Ragnarok Online II, Requiem and some social network games and mobile games, such as Ragnarok Online: Uprising Valkyrie, in-house. In order to remain competitive, we are focusing our in‑house game development efforts on enhancing the game experience and on developing new games incorporating the latest technologies (including software improving the communication and interaction between players).

We also outsource development activities for our new games to third parties. For example, in March 2016, we entered into a game development agreement with Playsaurus, Inc, a developer in the United States, to outsource the development of Ragnarok Clicker to Playsaurus, Inc., using the contents of Ragnarok Online. We own all intellectual property rights relating to Ragnarok Clicker, which was commercially launched in August 2016 in the United States and Canada.

We develop new mobile games and related updates. We will continue to devote substantial resources to develop popular games with high revenue potential. Our in-house teams specialize in game planning, graphic design, research and development and game operation.

Our game development process generally includes the following key steps:

•	concept generation;
•	development of new game proposal and commencement of technical review;
•	formulation of development projects;
•	commencement of development;
•	closed beta testing; and

•	open beta testing.

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

We licensed Ragnarok Online to Dream Square, a game developer in China, in May 2013, which led to the development of Ragnarok Prequel, a Web browser-based game. Ragnarok Prequel has been commercially offered in China since May 2015 after its soft launch in October 2013 and its suspension from October 2014 for additional development and localization. See ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Online games— Ragnarok Prequel.” We also signed a license and development agreement with the same developer in January 2015 to grant the developer the right to use the contents of Ragnarok Online to develop two mobile games, which was revised in March 2016 to grant the developer the exclusive right to develop mobile games and web games based on the contents of Ragnarok Online and distribute such games in China for five years from March 25, 2016. Such license and development agreement led to the development of Ragnarok R, RO: Idle Poring and Ragnarok M: Eternal Love. See ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Mobile games and applications.”

We also entered into a license and development agreement with the same developer in December 2015, which granted the developer the right to develop two mobile games and one web game based on the contents of Dragonica and distribute such games in China and Taiwan, Hong Kong and Macau, the term of which will expire after two years from the commercial launch of such games in such markets. The contract expired on January 15, 2019.

We entered into an agreement with Electronics Extreme Ltd., a game developer and publisher in Thailand, in February 2017 which allowed Electronics Extreme Ltd. to use the contents of Ragnarok Online to develop one mobile game and publish such game in Thailand, the Philippines, Singapore and six other Asian countries.

Moreover, we license existing intellectual property from third parties for developing new games. In September 2008, we entered into a license agreement with Iconic Entertainment to develop Pororo Games, an IPTV game, based on a popular Korean television animation series “Pororo: The Little Penguin.” Pororo Games has been commercially offered since September 2009. In November 2015, we entered into another licensing agreement with Iconic Entertainment, which allowed Gravity to develop and publish games for various platforms based on Pororo: The Little Penguin. In January 2016, we entered into a game development agreement with White Beard Games (formerly known as 91F Games) to outsource the development of MR! Pororo, an RPG mobile game, based on the contents of Pororo: The Little Penguin. MR! Pororo was launched in September 2017 in Korea and in February 2019 globally.

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

We conduct a variety of marketing programs and online and offline events to target potential subscribers accessing the Internet from home. Our main marketing efforts include advertising on Web site portals and game magazines, conducting online promotional events, participating in trade shows and entering into promotional alliances with Internet service providers. We spent Won 17,263 million (US$15,512 thousand) on advertising and promotions in 2018, compared with Won 12,525 million in 2017.

We frequently organize in‑game events, such as card exchange events for our users. We also host “fortress raid” events, which we believe encourage the development of virtual communities among our users and increase user interest in our games. We also host from time to time in‑game tournaments in which users can compete against each other either as a team or individually. In addition, we use in‑game events to introduce users to new features of our games. We organized 65 and 52 in‑game events for Ragnarok Online users in 2018 and 2017, respectively.

In most of our overseas markets, marketing activities are principally conducted by our licensees and typically consist of advertising on Web site game portals and online game magazines and through television commercials, as well as hosting online and offline promotional events. The licensees are responsible for the costs associated with such advertising and promotional activities. For example:

•

In October 2018, X.D. Global Limited, which is in charge of marketing for Ragnarok M: Eternal Love in Southeast Asia, North America, South America, and Oceania, hosted the Thailand Game Show 2018 in Bangkok, Thailand. Thailand Game Show 2018 was attended by over 200,000 visitors and included a Ragnarok Online game event in which certain free items were offered after participants completed a mission. Visitors participated in various activities, took pictures with costume-play staff and celebrities and received information about the game launch.

•

In November 2018, Electronics Extreme Ltd., our licensee that publishes Ragnarok Online in the Philippines, Singapore, Malaysia and Thailand, hosted the Extreme Games 2018 in Bangkok, Thailand. Extreme Games 2018 was attended by over 10,000 visitors and included the Ragnarok Online Thailand Championship tournament as a main event and a Ragnarok Online game event in which certain free items were offered after participants completed a mission.

•

In October 2018, Gravity Interactive, our subsidiary in the United States, hosted the Electronic Sports and Gaming Summit 2018 in Manila, Philippines, which was attended by about 24,000 people. Gravity Interactive set up its own booths to present Ragnarok M: Eternal Love to the public and held various events for visitors and provided information about the game launch.

•

In December 2018, Electronics Extreme Ltd., hosted Ragnafest 2018 in Manila, Philippines. Approximately 2,000 people visited the event. The event included an RO Cosplay competition and a digital art competition. During the event, the organizers held the Ragnarok Philippine Championships 2018 - Finals matches for the online Ragnarok Champion’s League and All-Stars Wildcard teams.

•

In December 2018, Electronics Extreme Ltd. also hosted Comic Fiesta in Kuala Lumpur, Malaysia. Comic Fiesta is one of Southeast Asia’s largest and longest-running animation, comics and games events. About 55,000 people visited and 328 registered new accounts for Ragnarok Online Malaysia/Singapore in two days.

Our licensees are selected in part on the basis of their marketing capabilities, including the size and scope of their distribution networks. Also, in more strategic markets where we anticipate considerable growth such as the United States or Taiwan or Thailand, we believe that it is important to enhance our own direct publishing network for game services.

GAME SUPPORT AND CUSTOMER SERVICE

We are committed to providing superior customer service to our users directly and through our licensees. As of December 31, 2018, 36 employees were game masters, or persons who are in charge of testing, updating and providing server maintenance for our games, as well as dealing with customer complaints, 20 employees were members of our domestic customer service team and 16 employees were members of our overseas customer support team.

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

We maintain our server hardware in a single climate‑controlled facility at KT Mokdong Internet Computing Center at 233‑5 Mokdongdong‑ro, Yangcheon‑gu, Seoul, Korea and our other system hardware in our offices in Seoul. As of December 31, 2018, our server network for our game operations in Korea consisted of a total of 146 servers, including 63 physical servers and 83 physical servers through the server virtualization technology we have adopted since July 2011, which allows one physical server to be divided into multiple virtual servers, each of which functions individually as a complete and independent server.

In overseas markets, our local branches, overseas subsidiaries or licensees own or lease the servers necessary to establish the server network for our games and we assist them with the initial assembly and installation of operating game servers and optimization of their systems network for game operations in their respective markets. While the overseas system architectures are modeled on our system architecture in Korea, they are also tailored to meet the specific needs of each market. When we install and initialize a game in an overseas market, we generally dispatch network engineers and database technicians from Korea to assist with the assembly and operation of the system network and game servers. Following installation, we typically send two to five of our technicians and customer support staff to that market, for a few weeks in some cases and much longer periods in other cases, to assist with on‑site game operation and technical support. Our overseas subsidiaries and licensees are responsible for providing database and other game information backup.

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

Competition in the online game industry

Currently, the leading providers of online games globally, based on the number of peak concurrent users, include Korea-based companies such as NCSoft Corporation, Krafton, Inc., Nexon Co., Ltd. and PUBG Corporation as well as foreign-based companies such as Riot Games, Inc., Activision Blizzard, Inc. and Electronics Arts Inc., according to data available from various public sources.

League of Legends of Riot Games, Inc., FIFA Online 3 of Electronic Arts Inc. and Overwatch of Activision Blizzard, Inc. are some of the most popular online games both in Korea and globally.

Our existing and any potential new competitors in the online games industry compete with us for talent, game player spending, time spent on game playing, marketing activities, quality of games and distribution network. As many of our competitors have significantly greater financial, marketing and game development resources than we have, we face intense competition in the online game industry. We expect competition will continue to be strong as new competitors enter the market and existing competitors allocate more resources to develop and market competing games, while the online game industry begins to consolidate into a small number of leading companies or groups of affiliated companies due to the high cost of game development, marketing and distribution networks, which is likely to drive unsuccessful online game providers to go out of business or be acquired by other successful game providers.

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

We compete with companies that specialize in developing and/or distributing mobile games including leading Korea-based publishers such as Nexon Co., Ltd., Netmarble Corp. and Pearl Abyss Corp. as well as foreign publishers such as Supercell Oy, King.com Limited, Epic Action LLC, Tencent Holdings Ltd., NetEase, Inc., XFLAG, Inc., LINE Corporation and GungHo Online Entertainment, our controlling shareholder.

PlayerUnknown’s Battlegrounds, Clash of Clans and Fortnite are some of the most popular mobile games globally.

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

Competition from other game platforms

We also compete against PC and console‑based game developers that produce popular package games, such as Activision Blizzard, Inc. and Electronic Arts Inc., and game console manufacturers such as Microsoft Corporation, Sony Interactive Entertainment Inc. and Nintendo Co., Ltd., all of which also have their own console game development studios.

All the current game consoles enable users to play games with other users online by connecting their console to a network over the Internet. Likewise, a number of PC‑based game developers have also introduced online features to their PC‑packaged games, such as team games or user‑to‑user combat.

Competition in the gaming industry is expected to remain intense as established game companies with significant financial resources have various financial and strategic advantages over smaller game companies such as us. See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR BUSINESS—We operate in a highly competitive industry and compete against many large companies.”

INSURANCE

We maintain medical and accident insurance for our employees to the extent required under Korean law, and we also maintain fire and general commercial insurance with respect to our facilities. We do not have any business liability or disruption insurance coverage for our operations in Korea. We maintain a directors’ and officers’ liability insurance policy covering certain potential liabilities of our directors and officers. See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR BUSINESS—We have limited business insurance coverage, and business interruption could have a material adverse effect on our business.”

INTELLECTUAL PROPERTY

Our intellectual property is an essential element of our business. We rely on intellectual property such as copyrights, trademarks and trade secrets, as well as non‑competition, confidentiality and license agreements with our employees, suppliers, licensees, business partners and others to protect our intellectual property rights. Our employees are generally required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property and assigning to us any ownership rights that they may claim in those works. With respect to copyrights and computer program rights created by our employees within their employment scope and which are made public bearing our name, we are not required to pay any additional compensation to our employees.

In developing Ragnarok Online, we obtained an exclusive license from Mr. Myoung‑Jin Lee to use the storyline and characters from his cartoon titled Ragnarok for the production of games, animation and character merchandising. See ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Online games—Ragnarok Online.”

We are the registered owner of 21 registered software copyrights to 14 games: Ragnarok Online, Ragnarok Online II, R.O.S.E. Online, Requiem, Ragnarok Violet, Ragnarok Angel Poring, Ragnarok Online—Uprising: Valkyrie, Arcturus, Pucca Racing, W Baseball, Dragonica, Dragon Saga, Ragnarok Online Zero and Ragnarok Spear of Odin, each of which has been registered with the Korea Copyright Commission. We no longer commercially offer Arcturus, a PC based, stand alone game, nor Pucca Racing, and have decided to cease commercialization of W Baseball, Ragnarok Violet, Ragnarok Angel Poring and R.O.S.E. Online. As of December 31, 2018, we owned 117 registered domain names, including our official Web site and domain names registered in connection with each of the games we offer. We had 538 registered discrete trademarks at patent and trademark offices in 52 countries as of December 31, 2018. We had two design patents and one analogous design patent, which is a variation of one of the design patents, registered with the Korea Intellectual Property Office, registered copyrights covering 13 game characters, and six online game business model patents, in each case as of December 31, 2018.

SEASONALITY

Usage of our online and mobile games has typically increased slightly around the Lunar New Year holiday season and other holidays, in particular during winter and summer school holidays.

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

To promote prompt and fair settlement of disputes concerning personal information, the same legislation also provides that a Personal Information Dispute Mediation Committee, or “PIDMC,” should be established and the PIDMC’s decision, if accepted by the disputing parties, should have the same legal effect as settlement by trial. In consideration of the fact that most identity theft cases are large in scale and small in the amount of monetary damages, the legislation adopts a collective dispute settlement system. A class action system for personal information has been adopted, but in order to prevent frivolous class action suits, litigants are required to go through the collective dispute settlement system prior to bringing a class action and cases are limited to those seeking suspension or injunctive relief.

The Act on Promotion of Information and Communications Network Utilization and Information Protection, Etc., or Information Protection Act

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

Penalty surcharges are imposed on any telecommunications enterprises violating the regulation on the protection of personal information to recover any unfair profits gained by such enterprises, and some conducts, such as collection of personal information of users without their consent, are the subject of criminal punishment. Any telecommunications enterprises violating its obligation to protect personal information by collecting, using, disclosing such information without consent, and not complying with protective measures, may be imposed with surcharges not exceeding 3% of the sales relevant to the conduct of violation in consideration of the details, degree, period, the number of times, and the scale of gained profits.

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

Previously, the Information Protection Act was silent on mobile application developers’ access to personal information of application users, and such application users typically consented to such access as they would otherwise not be permitted to use the mobile application services. However, the Information Protection Act was amended on March 22, 2016 (enforced on September 23, 2016) to require mobile application developers to distinguish between information that is critical to provision of material components of the application services and information that is not critical, and clearly explain to each user why access to such critical information is necessary when the developers request such user to provide consent for such developer’s access to the data stored on such user’s smart phone. Moreover, a mobile application developer may not refuse to provide services based on a user’s refusal to provide access to his or her information which is not critical to provision of the application services.

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

In order to protect the rights of copyright holders in a digital environment, the Copyright Act specifies that temporary storage falls under the scope of “copying” but allows temporary storage to the extent it is deemed necessary for smooth and efficient information processing. Under the Copyright Act, an online service provider will be deemed not liable for copyright infringement: (i) if the online service provider has adopted and reasonably implemented a policy of terminating the account of a person who infringed copyrights or (ii) if the online service provider has accepted and not interfered with a right holder’s use of standard technical measures for identifying and protecting copyrighted materials.

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

If the Game Rating and Administration Committee determines that the game is speculative, it can refuse to classify such game, in which case the game will be prohibited. According to Article 1-2 of the Enforcement Decree of the Game Act, any games in which money or items of value are collected from a multiple number of persons and profits or losses are allocated based on winnings or losses determined by chance fall under speculative games. According to Article 16-2 of the Enforcement Decree of the Game Act, so long as certain guidelines are followed, a provision of a gift equivalent to a customer price of Won 5,000 or less, with respect to games that are classified as “suitable for users of all ages,” is not deemed to be an act that encourages gambling.

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

Under the Juvenile Protection Act, online game providers may not provide online games to minors under the age of 16 late at night (specifically, from midnight until 6:00 a.m.) and any provider violating the provision is subject to imprisonment for no more than 2 years and a penalty not exceeding Won 20 million. Currently, such restriction is only applicable to online personal computer games. However, after May 19, 2019, the Ministry of Gender Equality and Family is expected to review the scope of games to be subject to such restrictions, and mobile games for smartphones and tablets may become included in the scope of such regulations.

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

When an entity collects personal data, it must inform the data subject of matters including the purpose of collection, how the data will be used, the rights of the data subject to review, duplicate, correct the personal data, and the right to request the entity to cease using the data. When such entity processes or uses any personal data collected by any third parties, it must further inform the data subject about the source of such data in addition to the requirements mentioned above. In principle, prior consent from the data subject is required in order to process and/or use his/her personal data. However, this requirement is exempted if the use relates to matters of public interest or if the personal data is available from the public domain and the interest to be protected is more important than the privacy of the data subject. Furthermore, the competent authorities may impose restrictions on any overseas transmission of personal data if (1) such transmission is related to the interests of the nation, (2) such restriction is imposed pursuant to an international treaty or agreement, (3) the receiving country has no laws or regulations that are sufficient to protect personal data, or (4) such transmission is made through a third nation/region for the purpose of avoiding the regulations of the PDPA.

Violation of the PDPA may lead to a criminal sentence if such violation is committed with the intent to gain profits, and may also lead to damage claims, whether with such intent to gain profits or not, even if no actual damage can be proven. The competent authorities may request an entity to delete the data and prohibit the entity from further collecting, processing or using the data if the entity is perceived to have violated the PDPA. A victim may authorize certain public-interest associations to file a lawsuit against the violator on his/her behalf.

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

Any unauthorized reproduction, public transmission, distribution, adaptation or public display of a protected work, removal of any electronic rights management information for the purpose of identification of copyright or copyright holder, or removal of any technological protection measures of a work, either willfully or negligently, may constitute an infringement of the copyright of the holder and may lead to imposition of fine(s) and/or imprisonment. Taiwan courts remain divided regarding whether the operation of an unauthorized server for an online game violates the Copyright Act. In 2017, the Intellectual Property Court of Taiwan ruled that the operator of an unauthorized server of an online game did not violate the Copyright Act by altering the log-in IP address of the online game. On the other hand, the same court ruled that reproducing copyrighted programs and artworks violated the Copyright Act. Any entity that sets up an unauthorized server for our online or mobile games may therefore be deemed as infringing copyrights and violating the relevant laws of Taiwan.

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

Regulations on Welfare and Rights of Children and Youths

Online game and mobile game operators should comply with a five-category game rating system, established under the Protection of Children and Youths Welfare and Rights Act and the Regulations of Game Software Rating Management, as amended on January 2, 2019 and April 20, 2018, respectively. The categories include: “Restricted”, “Parental Guidance 15”, or “PG-15”, “Parental Guidance 12”, or “PG-12”, “Protected” and “General Public.” The ratings are registered with the Digital Game Rating Committee, or the “DGRC”, and such registration should be filed by the entity selling the game software or operating the game with license, or by the other entity supplying the game to users, prior to the launch of the game for public review and reference. Entities selling, operating with license, renting, disseminating, or displaying the game software or providing software for downloads should mark such classification on the packaging of the game software or next to the link to such game software.

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

An online game service agreement between a game operator and a consumer, if reached through standard contract terms drafted by the game operator and without negotiations between the parties, such as the standard terms and conditions between us and our Taiwan users, is subject to the Regulations of Mandatory Provisions to be Included in and Provisions Prohibited from Standard Form Contract for Internet Games Services effective since January 8, 2019. For example, any term in a standard contract for online games that waives a game operator’s responsibility under the CPA, precludes consumers’ right to terminate the agreement at will, or allows a game operator to amend the agreement unilaterally, will be deemed void. The mandatory provisions for a standard contract for an online game include, among others, that (1) a consumer may terminate the agreement without cause within seven days of executing the agreement, (2) a consumer may request for full refund of any paid but unused points/value, (3) a business operator should publish an announcement on the home page of game Web site, the game log-in page or the purchase page thirty days prior to any service fee rate adjustment scheduled to come into effect, and (4) if a business operator closes its business, it should, no less than thirty days prior to closure, publish an announcement on the home page of the game Web site, the game log-in page or the purchase page, and notify the consumers at the consumers' registered contact information if previously provided. These mandatory provisions form part of the online game agreement and are effective even if they are not specified in the executed standard contract.

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

Thailand

Copyright Act B.E. 2537 (1994)

Under the Copyright Act, online and mobile games may be protected both as “literary work”, which includes computer programs, or “audiovisual works” or “cinematographic works”. As a member of the Berne Convention for Protection of Literary and Artistic Works, copyright works created in a signatory country will be protected under Thai law and given the same protection as those copyrights works created by Thai nationals. The period of copyright protection extends to fifty years after the death of the copyright holder. For a copyright holder other than a natural person, the period of copyright protection is fifty years after the publication of the work. Unauthorized reproduction, public transmission, distribution, adaptation or public display of a protected work may constitute an infringement of the copyright of the holder and may lead to both fines and imprisonment.

Intellectual property-related matters in Thailand are overseen by the Department of Intellectual Property, under the auspices of the Ministry of Commerce. Additionally, IP-related lawsuits are submitted to a specialized court: the Court of Intellectual Property and International Trade.

Foreign Business Operations Act B.E. 2542 (1999)

The Foreign Business Operations Act was enacted in 1999 in an effort to restrict foreign participation in a wide range of business, commercial, and industrial activities in Thailand. Specifically, the Foreign Business Operations Act aims to protect Thai businesses in certain industries by limiting or prohibiting foreigners from operating businesses in those industries without specific authorization from the government. Restricted businesses for foreigners are divided into three (3) “Lists”, and List 3 includes businesses in which Thai nationals are not yet ready to compete with foreigners, including a broad subsection (21) of "Other Services". Due to its broad scope, almost all business activities could fit into this category. Foreigners such as our Company can engage in businesses under List 3 only when a “Foreign Business License” is obtained from the Ministry of Commerce.

Personal Data Protection Act

On February 28, 2019, the National Legislative Assembly approved the final draft of the Personal Data Protection Act (“Thailand PDPA”). It is expected that the Thailand PDPA, in its current form, will be the final draft before its promulgation, which is expected to happen during the course of 2019 – 2020. Largely modeled after the GDPR, the draft Thailand PDPA contains many similar provisions thereto.

Philippines

Data Privacy Act

The Data Privacy Act of 2012 establishes the Philippines’ data privacy framework. It recognizes an individual’s rights to personal and sensitive information and fines the unlawful processing of such information and the violation of rights of a data subject. Individuals and legal entities that process personal information are considered “personal information controllers” and are subject to the mandatory requirements of the law.

Copyright

Under the Intellectual Property Code of the Philippines, online and mobile games may be protected as “computer programs”. There are two types of rights under copyright, namely (1) economic rights which enable the creator to obtain remuneration from the exploitation of works, and (2) moral rights, which make it possible for the owner to undertake measures to protect the connection between it and the work. The term of protection under the law is during the life of the author and for fifty years after his death.

Child and Youth Welfare Code

The Child and Youth Welfare Code provides that every child has the right to full opportunities for safe and wholesome recreation and activities, individual as well as social, for the wholesome use of his leisure hours. Further, the law provides that every child has the right to protection against exploitation, improper influences, hazards, and other conditions or circumstances prejudicial to the child's physical, mental, emotional, social and moral development. Should an online game be determined to promote ideals inimical to the physical, mental, emotional, social and moral development of a child, then the same may be considered a violation of the law and be the basis for a complaint.

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

United States

Protection of Personal Information

Most states have enacted legislation regarding the protection of personal information collected, processed, maintained or used in electronic form, as well as specific notification procedures in the event that such information is accessed or acquired by unauthorized individuals. Under these laws, among other things, businesses are required to implement and maintain reasonable security measures, such as encryption, designed to protect the computerized personal information of its customers or users from unauthorized access, disclosure or use. The definition of “personal information” varies by state, but may include social security numbers, credit card or bank account numbers and access codes, and a user name or email address in connection with a password or security question that would permit access to an online account. In the event that a business suffers a security breach, these laws may require the business to provide notice of the incident. If notification is required, the business must notify each individual whose data was included in the incident and in some circumstances the State Attorney General, other state agencies, and consumer reporting bureaus. In addition to notifications required under state data breach laws, some other federal or state laws or guidelines may require notifications to other government agencies for incidents involving specific categories of information including but not limited to personal financial data, health data, and tax data. Notice may not be required in some states where an investigation demonstrates there is no risk of harm. In recent years, many states have adopted amendments to these laws, expanding the definition of “personal information” requiring notification, shortening the timing for required notification and imposing new regulator and consumer reporting bureau notification obligations in certain circumstances. If such personal information is accessed by unauthorized individuals as a result of the business’ failure to use reasonable measures to protect the information, the business may be subject to litigation risks from impacted customers for harm to them potentially resulting in statutory fines or penalties, as well as civil and even potential criminal prosecution by government authorities. A business that suffers a breach may also experience harm to its reputation and business.

Privacy Policy Requirements

Online privacy policies are generally only required for Web sites that collect information from children or that collect certain information from the residents of certain states, such as California, Connecticut and Delaware. For other jurisdictions and types of information, online privacy policies are considered a good practice, but not necessarily required. Any company that does publish a privacy policy is obligated, however, to comply with its terms or risk being found to have engaged in a deceptive practice. The FTC and some state laws require that a posted privacy policy conspicuously and accurately disclose their user data collection and disclosure practices, including informing a business’ customers and users of the categories of personal information that are collected, describing how that personal information is used and shared with third parties, and explaining how users may change or update such information and opt out of its collection and use. In addition to possible statutory fines or penalties, an operator may be directly liable to its customer or users if it fails to comply with its posted privacy policy, if such noncompliance harms the users. Moreover, the FTC has initiated numerous investigations and imposed significant civil penalties in several cases involving alleged failures by companies to comply with the representations made in their online privacy policies and/or adequately disclose the companies’ actual practices in such policies. Settlement agreements with the FTC frequently include twenty years of privacy audits and mandated revisions to the business’ privacy practices, and can include civil penalties. In general, privacy policies are also expected in the mobile application context as well, including the collection and use of mobile geolocation and device identifier data. Because of the sensitive nature of data that can be collected through mobile applications, mobile application developers should post a privacy policy accessible through the application or the application store, provide just‑in‑time disclosures, obtain affirmative express consent when collecting sensitive information such as children’s data, and use enhanced measures or special notices to alert users to unexpected data use cases to follow best recommended practices from the FTC and State Attorneys General. The FTC has increased its scrutiny of mobile platforms and mobile applications and brought several consent decrees against application developers in recent years relating to misleading privacy disclosures, the over‑collection of data from a user’s mobile device, and the collection of information from children under the age of 13 in violation of COPPA. The failure to properly disclose and obtain valid consent to data collection, use, and sharing may also require a business to delete all information that was improperly collected and used.

Liability Arising from New and Evolving Privacy and Data Security Laws and Regulations

Existing privacy and data security-related laws and regulations in the United States are evolving and are subject to potentially differing interpretations, and various U.S. federal and state legislative and regulatory bodies may expand or enact new privacy and data security-related laws and regulations. For example, the state of California enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which will come into effect on January 1, 2020, and which also introduces and enhances consumer rights for California residents and disclosure obligations relating to how personal information (which is defined broadly under the CCPA) is processed. In certain circumstances, the CCPA provides a California resident the right to direct a business not to sell his or her personal information or to delete his or personal information, as well as the right to access his or her personal information or to request certain details about how a business processes his or her personal information. The CCPA also provides children’s personal information heightened protection by prohibiting businesses from selling the personal information of a California resident whom the business has actual knowledge is less than 16 years of age unless the business receives affirmative authorization from the resident or his or her parent or guardian, as appropriate. Amendments and clarifying regulations are anticipated prior to regulatory enforcement of the CCPA, and it remains unclear what, if any, modifications will be made to the CCPA or how it will be interpreted. Other state legislature and the U.S. Congress are also considering comprehensive privacy and data security laws and our operations may be further impacted if other states in the U.S. adopt similar laws or if a comprehensive federal privacy and data security law is enacted.

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

By submitting a game to the ESRB and using an ESRB rating, a video game publisher must agree to adhere to advertising and packaging guidelines for the rated game, such as using appropriate advertising content and not targeting any advertisement for a game rated “Teen,” “Mature” or “Adults only” to consumers for whom the product is not rated as appropriate. The ESRB’s Advertising Review Council has been granted the oversight and enforcement authority for compliance with the advertising guidelines. The ESRB may enforce sanctions against game producers for failing to label their product properly, including fines up to US$1 million, and/or product recall. Games that are digitally available via download may be taken down for incomplete content disclosures. Although submitting a game to the ESRB is voluntary, some retailers may be reluctant to sell games without an ESRB rating.

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

Online Collection of Information from Children

The Children’s Online Privacy Protection Act of 1998 (“COPPA”) governs the online collection of personal information from children under the age of 13. Under COPPA, a Web site or online service, including Internet-enabled gaming platform, that knowingly collects information from children under 13 years old, or that in whole or in part is directed to children under 13 years old, must obtain verifiable parental consent before collecting, using and/or disclosing personal information from any child (including, but not limited to, first and last name, home address, email address, telephone number, Social Security number, image or likeness, mobile device identifier or other persistent identifier that would permit the physical or online contacting of a specific individual).

Web sites or online services subject to COPPA must therefore obtain verifiable parental consent before engaging in online advertising that involves tracking of children under the age of 13. The Web site operator must also post and obtain parental consent to a clear online privacy policy that provides notice of what information is collected from children, how the information is used, and a list of third parties with which the operator may share or sell the child’s information. The privacy policy must give parents the choice to determine whether the child’s information can be shared with third parties, provide parents access to the child’s information, and offer parents the opportunity to delete any collected information. If the company permits third party advertising networks to use persistent identifiers to serve advertisements, those advertising networks must be informed that the site or service is directed towards children and the company must ensure that parental consent covers such collection, sharing, and use. Moreover, the operator must establish and maintain reasonable procedures to protect the confidentiality, security and integrity of any personal information collected from children under 13 years of age. COPPA also prohibits conditioning a child’s participation in a game on the child disclosing more personal information than is reasonably necessary to participate in such activity. COPPA authorizes the FTC and the State Attorneys General to bring actions against Web site operators to enforce the statute, and provides for penalties of up to US$42,530 per violation. A recent 2019 enforcement action resulted in civil penalties of US$5,700,000, the largest civil penalty ever imposed under COPPA.

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

ITEM 4.C.  ORGANIZATIONAL STRUCTURE

The following is our organizational structure:

Note:

(1)	On April 13, 2018, Gravity Communications Co., Ltd. (“Gravity Communications”), a wholly-owned subsidary in Taiwan, was incorporated.
(2)	On January 29, 2019, Gravity Game Tech Co., Ltd., a 99.9%-owned subsidary in Thailand, was incorporated.
(3)	On Febraury 7, 2019, PT. Gravity Game Link Co., Ltd., a 70%-owned joint venture in Indonesia, was incorporated.

ITEM 4.D.  PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2018, our property and equipment mainly consisted of (i) game engines, (ii) network servers and (iii) PCs. As of December 31, 2018, the net book value of our property and equipment was Won 1,498 million (US$1,346 thousand).

Korea

Our principal executive and administrative offices are located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 121‑795, Korea. We currently occupy 79,825 square feet of office space, which we lease from National IT Industry Promotion Agency, pursuant to a lease that expired on December 31, 2018 and which was renewed for two additional years until December 31, 2020. The annual lease payment amounts to Won 918 million (US$ 825 thousand). The offices of NeoCyon, our 98.73% owned subsidiary, are located at 14F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 121‑795, Korea. NeoCyon currently occupies 12,427 square feet of office space, subleased from us. The annual lease payment amounts to Won 147 million (US$132 thousand). We believe that the existing facilities of Gravity and NeoCyon are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

United States

The offices of Gravity Interactive, our wholly‑owned subsidiary in the United States, are located at 7001 Village Drive, Suite 150, Buena Park, California 90621. Gravity Interactive currently occupies 6,113 square feet of office space, leased from a third party. The annual lease payment amounts to Won 357 million (US$321 thousand). We believe that the existing facilities of Gravity Interactive are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

Taiwan

Our local branch in Taiwan is located at Suite 6, 3F, No. 88, Ruihu St., Neihu District, Taipei City. The branch occupies 7,839 square feet of office space leased from a third party. The annual lease payment amounts to Won 35 million (US$ 31 thousand). The offices of Gravity Communications Co., Ltd.(“Gravity Communications”) our wholly-owned subsidiary in Taiwan, are located at the same office as the local branch. Gravity Communications currently occupies 7,586 square feet of office space, subleased from our local branch. The annual lease payment amounts to Won 34 million (US$ 30 thousand). We believe that the existing facilities of our local branch and Gravity Communications are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

Japan

The offices of Gravity Entertainment Corporation (“Gravity Entertainment”), our wholly‑owned subsidiary in Japan, are located at 12-7 Sanchoume Chuo-ku Kyobashi, Tokyo. Gravity Entertainment currently occupies 1,032 square feet of office space, leased from a third party. The annual lease payment amounts to Won 80 million (US$72 thousand). We believe that the existing facilities of Gravity Entertainment are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

ITEM 4E.  UNRESOLVED STAFF COMMENTS

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

ITEM 5.A.  OPERATING RESULTS

OVERVIEW

We are a leading developer and distributor of online games and mobile games in Taiwan, Korea, the Philippines and Thailand based on the number of peak concurrent users. Our headquarters is in Korea, and we are incorporated under the laws of Korea. Also, we have a local branch in Taiwan. Our revenues have been and continue to be driven primarily by our first game, Ragnarok Online, and other games developed based on the content of Ragnarok Online, particularly the mobile game Ragnarok M: Eternal Love which represented 75.1% of our total revenues in 2018. Our future growth and profitability will be determined by our ability to enhance the features on our existing games and introduce new games with characters, features and functions that gain market acceptance and following.

In 2018, our revenues increased by 102.5% to Won 286,770 million (US$257,690 thousand) from Won 141,623 million in 2017. We recorded a net profit attributable to owners of the parent company of Won 31,443 million (US$28,254 thousand) in 2018 as compared to a net profit attributable to owners of the parent company of 13,319 million in 2017. Our gross profit margin decreased to 26.8% in 2018 from 33.5% in 2017. Our operating profit margin was 11.6% in 2018 with an operating profit of Won 33,368 million (US$29,985 thousand) in 2018 as compared to an operating profit margin of 9.9% in 2017.

The increase in revenues in 2018 was primarily due to increased mobile game revenues from Ragnarok M: Eternal Love in Taiwan, Korea and Southeast Asia.

Our cost of revenues for 2018 increased as compared to 2017 mainly due to increased commissions paid for mobile services in Taiwan, Korea and Southeast Asia. Our operating expenses for 2018 increased as compared to 2017 mostly due to increased advertising expenses and research and development expenses. Our revenue trend will continue to be materially affected in the future by the popularity of online and mobile games introduced by our competitors.

Our corporate income tax rate in 2018 was 22%.

Revenues

We have applied IFRS 15 Revenue from Contracts with Customers on January 1, 2018, the date of initial application.

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

Online games—subscription revenue

We recognize online subscription revenue players make use of in-game premium features.

Players can access games free of charge, but may purchase game points to acquire in-game premium features. Subscription revenue consists of revenues from (i) micro‑transactions, and (ii) subscription fees from Internet cafés. Micro‑transaction fees for consumable in‑game items are deferred when purchased, and then recognized as revenue as they are used in the games while permanent in‑game items are recognized ratably as revenues over the estimated life cycle of game users. Prepaid subscription fees from Internet cafés are deferred and recognized as revenue on a monthly basis based on actual hours used.

Online games—royalties and license fees

We license the right to distribute and market its local version of games to overseas licensees (“game licensing contracts”) in exchange for an initial prepaid license fee and/or guaranteed minimum royalty payments. We generally provide our licensees with post-contract customer support on its software products, consisting of technical support and occasional unspecified upgrades, or enhancements during the contract term. We determined that granting a license is not distinct from other promised services in the contracts, therefore, the promise to grant a license and those other promised services together are considered a single performance obligation. Revenue is recognized over time, from the commercial launch date to the expiration date of contract under IAS 18 whereas it is recognized from the date when a performance obligation is performed for the first time to the expiration date of contract under IFRS 15.

When the running royalty revenue based on the contractual royalty rate and the actual revenue of the licensee exceeds the ratably recognized guaranteed minimum, the excess is then recognized as revenue and accounts receivable. Although the accounting framework changes, the accounting treatment under the new standard would not be substantially changed.

Mobile games and applications revenue

Mobile games and applications revenue consists of revenues from (i) micro-transactions that users purchase in cases where we directly provide mobile game services to users; (ii) royalties and license fees from licensees to which we license the right to distribute, promote, and market its local version of mobile games in overseas countries (“game licensing contracts”); (iii) royalties and license fees from licensees to which we license the right to use the original game and intellectual property to develop new games and distribute, promote, and market those newly developed games (“IP licensing contracts”); revenues from (iv) contract development services provided by us to third parties, such as developing games embedded in mobile phones, mobile applications, and sound for mobile phones and appliances; revenues from (v) mobile games operation services for third parties.

Revenues from (i) micro-transactions and (ii) royalties and license fees from licensees for game licensing contracts are recognized in line with those of Online games. Revenue from (iii) royalties and license fees from licensees for IP licensing contracts are recognized over time, from initial IP delivery date to expiration date of contract. The nature of granting IP license is considered as a promise to provide a right to access. The accounting treatment of running royalty revenue is the same as that of game licensing contracts. Revenues from (iv) mobile application development services are recognized over time by measuring progress towards complete satisfaction of a performance obligation. The progress is measured by reference to the costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract. Revenues from (v) mobile games operation service are recognized over time as the customer simultaneously receives and consumes the benefits provided by us. The progress is measured by reference to the labor hours, which are expended evenly throughout the contract period.

Character merchandising, animation and other revenue

Character merchandising, animation and other revenue consists of revenue from sales of console games, game character merchandising, animation and other services, including sales of goods related to mobile phones and website development and operation services for third parties.

The following table sets forth a breakdown of revenues by type of revenue and the percentage of total revenue for the periods indicated:

	Year Ended December 31,
Revenue Type	2016			2017			2018			2018(1)
		(In millions of Korean Won and thousands of US$, except percentages)
Online games—subscription revenue	~~W~~	23,065	44.9%	~~W~~	36,428	25.7%	~~W~~	25,897	9.0%	US$	23,272
Online games—royalties and license fees		12,867	25.0		16,244	11.5		13,556	4.7		12,181
Mobile games and applications		12,041	23.4		82,624	58.3		239,489	83.5		215,203
Character merchandising, animation and other revenue		3,423	6.7		6,327	4.5		7,828	2.8		7,034
Total	~~W~~	51,396	100%	~~W~~	141,623	100.0%	~~W~~	286,770	100.0%	US$	257,690

Notes:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,112.85 to US$1.00, the noon buying rate in effect on December 31, 2018 as certified by the Federal Reserve Bank of New York for customs purposes.

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

Payments to Mr. Myoung‑Jin Lee amounted to Won 561 million (US$504 thousand) for 2018 and Won 556 million for 2017. This agreement expires in January 2033.

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

Research and development expenses

Research and development expenses consist primarily of payroll and other overhead expenses which are all expensed as incurred. Research and development expenses for game development are capitalized only after the technological feasibility of a game is established. The technological feasibility of a game is established when game development is substantially complete, which we generally determine to be achieved when a game is open for beta testing.

Foreign currency effects

In 2018, 71.8% of our revenues were denominated in foreign currencies, primarily in NT Dollar, Thai Baht and U.S. Dollar.

In most of the countries in which our games are distributed, the revenues generated by our overseas subsidiaries and licensees are denominated in local currencies, which include NT dollar, Thai Baht, Philippine Peso, Japanese Yen, and Indonesian Rupiah. The revenues from those countries, other than the United States, Japan and European countries, are converted into the U.S. dollar for remittance of monthly royalty payments to us. Depreciation of these local currencies against the U.S. dollar will result in reduced monthly royalty payments in U.S. dollar terms, thereby having a negative impact on our net profit given that substantially all of our costs are denominated in Won.

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

As of December 31, 2018 and 2017, we had no foreign currency forward contract outstanding. See ITEM 11. “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK—Foreign currency risk.”

Income tax expenses

See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR REGULATORY ENVIRONMENT—Adverse changes in the withholding tax rates in the countries from which we receive license fees and royalties and adverse changes in ability to realize deferred tax assets could adversely affect our net profit.” and ITEM 5.A. “OPERATING RESULTS—CRITICAL ACCOUNTING POLICIES—Deferred taxes.”

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

Impairment of non-financial assets

Impairment of non-financial assets is accounted for under IAS 36, Impairment of Assets, which requires assessment of whether there is any indication that a non-financial asset may be impaired (i.e. whether its carrying amount may be higher than its recoverable amount). IAS 36 contains a list of external and internal indicators of impairment. If there is an indication that a non-financial asset may be impaired, then the asset’s recoverable amount must be calculated.

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

In 2018, we recorded impairment losses of Won 623 million (US$560 thousand) in non-financial assets.

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

We recognize a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that we are able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, we recognize a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends to settle on a net basis.

We recognize a previously unrecognized deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be recovered. We consider multiple factors including performance, general economic environment, projected future taxable income, and periods available to deduct tax loss carryforwards and tax credit carryforwards. Deferred tax assets are dependent on future taxable income in specific tax jurisdictions during the periods in which temporary differences are deductible.

As of December 31, 2018, we have recognized deferred tax assets related to temporary differences, tax loss carryforward and tax credit carryforwards, which can be utilized based on the likelihood of future taxable income.

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

Our CODM does not review any information regarding total assets on an operating segment basis, and accordingly, no disclosure is made with respect thereto. We assess the performance an operating segment based on its operating profit or loss, which does not differ from the operating profit reported on the Statement of Comprehensive Income except for inter-segment transactions. The following information is available for each business segment for the years ended December 31, 2018, 2017 and 2016.

	2018
	Revenue		Depreciation Amortization		Operating profit(loss)(2)
	(In millions of Korean Won)
Online	~~W~~	41,288	~~W~~	238	~~W~~	4,286
Mobile		257,364		473		24,795
Others		9,526		715		1,086
Sub total		308,178		1,426		30,167
Inter-segment eliminations(1)		(21,408)		(12)		3,201
Total	~~W~~	286,770	~~W~~	1,414	~~W~~	33,368

	2017
	Revenue		Depreciation Amortization		Operating profit(loss)(2)
	(In millions of Korean Won)
Online	~~W~~	53,790	~~W~~	222	~~W~~	14,536
Mobile		87,194		268		(2,476)
Others		7,532		36		993
Sub total		148,516		526		13,053
Inter-segment eliminations (1)		(6,893)		(6)		982
Total	~~W~~	141,623	~~W~~	520	~~W~~	14,035

	2016
	Revenue		Depreciation Amortization		Operating profit(loss)(2)
		(In millions of Korean Won)
Online	~~W~~	36,354	~~W~~	243	~~W~~	11,147
Mobile		14,003		260		(7,515)
Others		4,292		79		301
Sub total		54,649		582		3,933
Inter-segment eliminations (1)		(3,253)		(66)		(99)
Total	~~W~~	51,396	~~W~~	516	~~W~~	3,834

(1)	Inter-segment eliminations are reflected as adjustments.
(2)

Other profit or loss items that do not constitute operating profit (loss) are not separately disclosed because they are not reviewed by the chief operating decision maker by operating segment. See "—RESULTS OF OPERATIONS: 2018 COMPARED TO 2017—Segment Results".

New standards and interpretations not yet adopted by us

Certain new accounting standards and interpretations that have been published but are not mandatory for the annual reporting period commencing January 1, 2018 have not been early adopted by us. For a further description of the methods used in the preparation of our consolidated financial statements and new standards and amendments not yet adopted, see Note 2 to our financial statements.

RESULTS OF OPERATIONS: 2018 COMPARED TO 2017

The following table summarizes our results of operations for the periods indicated:

	Years Ended December 31,
	2017		2018		2018(1)		% Changes
		(In millions of Korean Won and thousands of US$, except percentages)
Statements of Comprehensive Income
Revenues:
Online games-subscription revenue	~~W~~	36,428	~~W~~	25,897	US$	23,272	(28.9)%
Online games-royalties and license fees		16,244		13,556		12,181	(16.5)
Mobile games and applications		82,624		239,489		215,203	189.9
Character merchandising, animation and other revenue		6,327		7,828		7,034	23.7
Total revenues		141,623		286,770		257,690	102.5
Cost of revenues		94,234		210,044		188,744	122.9
Gross profit		47,389		76,726		68,946	61.9
Gross profit margin(2)		33.5%		26.8%		26.8%
Operating expenses:
Selling, general and administrative expenses		(28,012)		(34,820)		(31,288)	24.3
Research and development		(5,239)		(8,018)		(7,205)	53.0
Other income		165		122		109	(26.1)
Other expenses		(268)		(642)		(577)	139.6
Total operation expenses		33,354		43,358		38,961	30.0
Operating profit		14,035		33,368		29,985	137.7
Operating profit margin(3)		9.9%		11.6%		11.6%
Finance income (costs)
Finance income		1,875		2,073		1,862	10.6
Finance costs		(1,452)		(1,002)		(900)	(31.0)
Profit before income tax		14,458		34,439		30,947	138.2
Income tax expenses		1,144		3,053		2,744	166.9
Profit for the year		13,314		31,386		28,203	137.7
Other comprehensive income(loss)

Items that maybe subsequently reclassified to income or loss
Foreign currency translation adjustments		37		178		160	381.1
Total comprehensive income for the year		13,351		31,564		28,363	136.4
Profit (loss) attributable to:
Owners of the Parent Company	~~W~~	13,319	~~W~~	31,443	US$	28,254	136.1
Non-controlling interest(4)		(5)		(57)		(51)	1,040
Total comprehensive income attributable to:
Owners of the Parent Company	~~W~~	13,356	~~W~~	31,621	US$	28,414	136.7
Non-controlling interest(4)		(5)		(57)		(51)	1,040

N/M = not meaningful

Notes:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,112.85 to US$1.00, the noon buying rate in effect on December 31, 2018 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)	Gross profit margin for each period is calculated by dividing gross profit by total revenue for each period.
(3)	Operating profit margin for each period is calculated by dividing operating profit by total revenue for each period.
(4)

Represents the non‑controlling interest in NeoCyon, a 96.1%‑held subsidiary acquired in December 2005, which increased to 98.7% in August 2018 and Gravity Games, a subsidiary acquired in October 2010, in which our initial ownership was 50.8% and which increased to 85.5% in August 2013. Gravity Games was liquidated in September 2018.

Revenues

Our total revenues increased by 102.5% to Won 286,770 million (US$257,690 thousand) in 2018 from Won 141,623 million in 2017, primarily due to:

•

a 189.9% increase in mobile games and applications revenue to Won 239,489 million (US$215,203 thousand) in 2018 from Won 82,624 million in 2017. This increase was mainly attributable to increased revenues from Ragnarok M: Eternal Love which was launched in Taiwan in October 2017, in Korea in March 2018 and in Southeast Asia in October 2018;

•

a 28.9% decrease in subscription revenue to Won 25,897 million (US$23,272 thousand) in 2018 from Won 36,428 million in 2017, which was due mainly to decreased revenues from Ragnarok Online and Ragnarok Prequel in Taiwan resulting from increased competition and weak demand for the game;

•

a 16.5% decrease in royalties and license fees to Won 13,556 million (US$12,181 thousand) in 2018 from Won 16,244 million in 2017, which was mainly due to (i) decreased revenues from Ragnarok Online in Thailand and Indonesia; and (ii) decreased revenue from a game development and publishing agreement of Ragnarok Online II in China which did not occur in 2018; and

•

a 23.7% increase in character merchandizing, animation and other revenue to Won 7,828 million (US$7,034 thousand) in 2018 from Won 6,327 million in 2017, which was mainly attributable to increased revenues from NeoCyon’s website development and operation services for third parties.

Cost of revenues

Our cost of revenues increased by 122.9% to Won 210,044 million (US$188,744 thousand) in 2018 from Won 94,234 million in 2017, primarily due to:

•

a 147.1% increase in commission paid to Won 188,944 million (US$169,784 thousand) in 2018 from Won 76,464 million in 2017, which was mainly due to increased commissions paid for service fees of mobile platforms, royalty payments and outsourcing fees for game services related to Ragnarok M: Eternal Love; and

•	a 24.3% increase in salaries to Won 11,014 million (US$9,897 thousand) in 2018 from Won 8,858 million in 2017, primarily resulting from an increase in the number of employees.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 61.9% to Won 76,726 million (US$68,946 thousand) in 2018 from Won 47,389 million in 2017. Our gross profit margin decreased to 26.8% in 2018 from 33.5% in 2017 due to increased fees and commissions related to our services of Ragnarok M: Eternal Love.

Operating expenses

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 24.3% to Won 34,820 million (US$31,288 thousand) in 2018 from Won 28,012 million in 2017, primarily due to:

•

a 37.8% increase in advertising expenses to Won 17,263 million (US$15,512 thousand) in 2018 from Won 12,525 million in 2017 mainly due to an increase in advertising expenses for the commercial launch of Ragnarok M: Eternal Love in Korea; and

•	a 29.5% increase in salaries to Won 7,080 million (US$6,362 thousand) in 2018 from Won 5,468 million in 2017, primarily resulting from an increase in the number of employees.

Research and development. Our research and development expenses increased by 53.0% to Won 8,018 million (US$7,205 thousand) in 2018 from Won 5,239 million in 2017, mainly due to increases in development expenses for mobile games.

Other expenses. We had Won 623 million (US$560 thousand) in impairment loss on intangible assets in 2018, compared to impairment loss on intangible assets of Won 230 million in 2017, which mostly consisted of impairment loss on intangible assets of Legend of Sword and Fairy: Mirror’s Mirage.

Operating profit and operating profit margin

As a result of the cumulative effects of the reasons stated above, we recorded an operating profit of Won 33,368 million (US$29,985 thousand) in 2018, compared to operating profit of Won 14,035 million in 2017, and our operating profit margin was 11.6% and 9.9% in 2018 and 2017, respectively.

Net finance income (costs)

We recorded a net finance income of Won 1,071 million (US$962 thousand) in 2018, compared to a net finance income of Won 423 million in 2017. Net finance income (costs) includes primarily interest income and foreign currency gain (loss).

Income tax expenses

We recorded an income tax expense of Won 3,053 million (US$2,744 thousand) in 2018, compared to an income tax expense of Won 1,144 million in 2017. Our income tax expenses increased as a result of an increase in our taxable income.

Non‑controlling interest

Non‑controlling interest represents the net loss from NeoCyon, our 98.7%‑held subsidiary and net loss from Gravity Games, our 85.5%‑held subsidiary, attributable to third‑party minority interest holders. We acquired 96.1% of the voting equity of NeoCyon in 2005 and increased our ownership in NeoCyon to 98.7% in August 2018. We acquired 50.8% of the voting equity of Gravity Games in 2010 and increased our ownership in Gravity Games to 85.5% in August 2013. Gravity Games was liquidated in September 2018.

Profit attributable to owners of the parent company

As a result of the foregoing, we recorded profit attributable to owners of the parent company of Won 31,443 million (US$28,254 thousand) in 2018 compared to profit attributable to owners of the parent company of Won 13,319 million in 2017.

Segment Results

Our net revenue from online game operations, prior to adjusting for inter-segment transactions, was Won 41,288 million (US$37,101 thousand) in 2018, which was a 23.2% decrease from Won 53,790 million in 2017. This was mainly due to decreased subscription revenues from Ragnarok Online and Ragnarok Prequel in Taiwan. Our net revenue from mobile game operations was Won 257,364 million (US$231,266 thousand) in 2018, which was 195.2% increase from Won 87,194 million in 2017. This was mainly due to increased revenues from Ragnarok M: Eternal Love in Taiwan, in Korea and Southeast Asia.

Prior to adjusting for inter-segment transactions, we recorded an operating profit of Won 4,286 million (US$3,851 thousand) from online game operations in 2018, which was a decrease of 70.5% from Won 14,536 million in 2017, resulting mainly from decreased revenues from Ragnarok Online and Ragnarok Prequel in Taiwan. Also, our operating profit from mobile game operations was Won 24,795 million (US$22,281 thousand) in 2018, compared to an operating loss of Won 2,476 million in 2017, mainly due to increased revenues from Ragnarok M: Eternal Love.

RESULTS OF OPERATIONS: 2017 COMPARED TO 2016

The following table summarizes our results of operations for the periods indicated:

	2016		2017		% Changes
	(In millions of Korean Won, except percentages)
Statements of Comprehensive Income
Revenues:
Online games-subscription revenue	~~W~~	23,065	~~W~~	36,428	57.9%
Online games-royalties and license fees		12,867		16,244	26.2
Mobile games and applications		12,041		82,624	586.2
Character merchandising, animation and other revenue		3,423		6,327	84.8
Total revenues		51,396		141,623	175.6
Cost of revenues		29,587		94,234	218.5
Gross profit		21,809		47,389	117.3
Gross profit margin(1)		42.4%		33.5%	33.5
Operating expenses:
Selling, general and administrative expenses		(15,977)		(28,012)	75.3
Research and development		(1,973)		(5,239)	165.5
Other income		44		165	275.0
Other expenses		(69)		(268)	288.4
Total operation expenses		17,975		33,354	85.6
Operating profit		3,834		14,035	266.1
Operating profit margin(2)		7.5%		9.9%
Finance income (costs)
Finance income		1,666		1,875	12.5
Finance costs		(1,673)		(1,452)	(13.2)
Profit before income tax		3,827		14,458	277.8
Income tax expenses		3,240		1,144	(64.7)
Profit for the year		587		13,314	2,168.1

Other comprehensive income(loss)
Items that maybe subsequently reclassified to income or loss
Foreign currency translation adjustments		(77)		37	N/M
Total comprehensive income for the year		510		13,351	2,517.8
Profit (loss) attributable to:
Owners of the Parent Company	~~W~~	657	~~W~~	13,319	1,927.2
Non-controlling interest(3)		(70)		(5)	(92.9)
Total comprehensive income attributable to:
Owners of the Parent Company	~~W~~	580	~~W~~	13,356	2,202.8
Non-controlling interest(3)		(70)		(5)	(92.9)

N/M = not meaningful

Notes:

(1)	Gross profit margin for each period is calculated by dividing gross profit by total revenue for each period.
(2)	Operating profit margin for each period is calculated by dividing operating profit by total revenue for each period.
(3)

Represents the non‑controlling interest in NeoCyon, a 96.1%‑held subsidiary acquired in December 2005, and Gravity Games, a subsidiary acquired in October 2010, in which our initial ownership was 50.8% and which increased to 85.5% in August 2013.

Revenues

Our total revenues increased by 175.6% to Won 141,623 million  in 2017 from Won 51,396 million in 2016, primarily due to:

•

a 57.9% increase in subscription revenue to Won 36,428 million in 2017 from Won 23,065 million in 2016, which was due mainly to increased revenues from Ragnarok Online and Ragnarok Prequel in Taiwan and Ragnarok Online in the United States and Canada. We began to directly offer Ragnarok Online in Taiwan since June 2016 after our distribution agreement with a local publisher was terminated, and we commercially launched Ragnarok Prequel in Taiwan in July 2016;

•

a 26.2% increase in royalties and license fees to Won 16,244 million in 2017 from Won 12,867 million in 2016, which was mainly due to (i) increased revenues from Ragnarok Online in Japan, Philippines, Singapore, Malaysia and Indonesia; and (ii) increased revenue from a game development and publishing agreement of Ragnarok Online II in China. Ragnarok Online was relaunched in Indonesia, Philippines and Singapore and Malaysia by a local licensee in February 2017, June 2017 and November 2017, respectively;

•

a 586.2% increase in mobile games and applications revenue to Won 82,624 million in 2017 from Won 12,041 million in 2016. This increase was mainly attributable to increased revenues from Ragnarok M: Eternal Love which was launched in Taiwan in October 2017, Ragnarok R in Korea, Taiwan and Thailand, and the global servicing except in Japan, China and Korea of RO: Idle Poring starting from September 2017; and

•

a 84.8% increase in character merchandising, animation and other revenue to Won 6,327 million in 2017 from Won 3,423 million in 2016, which was mainly attributable to increased revenues from NeoCyon’s website development and operation services for third parties.

Cost of revenues

Our cost of revenues increased by 218.5% to Won 94,234 million in 2017 from Won 29,587 million in 2016, primarily due to:

•

a 568.5% increase in commission paid to Won 76,464 million in 2017 from Won 11,439 million in 2016, which was mainly due to increased commission paid for game services related to Ragnarok M: Eternal Love, Ragnarok R, RO: Idle Poring and Ragnarok Prequel; and

•

a 71.9% increase in outsourcing fees to Won 4,746 million in 2017 from Won 2,761 million in 2016 primarily resulting from an increase in outsourcing fees for NeoCyon’s website development and operation service for third parties.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 117.3% to Won 47,389 million in 2017 from Won 21,809 million in 2016. Our gross profit margin decreased to 33.5% in 2017 from 42.4% in 2016 due to increased fees and commissions related to our services of Ragnarok Online IP based mobile games.

Operating expenses

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 75.3% to Won 28,012 million in 2017 from Won 15,977 million in 2016, primarily due to:

•

a 419.5% increase in advertising expenses to Won 12,525 million in 2017 from Won 2,411 million in 2016 mainly due to an increase in advertising expenses for the commercial launch of Ragnarok R, Ragnarok Zero and Sword and Fairy: Mirror’s Mirage in Korea; and

•	a 17.6% increase in salaries to Won 5,468 million in 2017 from Won 4,650 million in 2016, primarily resulting from an increase in the number of employees.

Research and development. Our research and development expenses increased by 165.5% to Won 5,239 million in 2017 from Won 1,973 million in 2016, mainly due to increases in development expenses for mobile games.

Other expenses. We had Won 230 million in impairment loss on intangible assets in 2017, compared to impairment loss on intangible assets of Won 5 million in 2016, which mostly consisted of impairment loss on intangible assets of the Legend of Sword and Fairy: Mirror’s Mirage.

Operating profit and operating profit margin

As a result of the cumulative effects of the reasons stated above, we recorded an operating profit of Won 14,035 million in 2017, compared to operating profit of Won 3,834 million in 2016, and our operating profit margin was 9.9% and 7.5% in 2017 and 2016, respectively.

Net finance income (costs)

We recorded net finance income of Won 423 million in 2017, compared to net finance costs of Won 7 million in 2016. Net finance income (costs) includes primarily interest income and foreign currency gain (loss).

Income tax expenses

We recorded an income tax expense of Won 1,144 million in 2017, compared to an income tax expense of Won 3,240 million in 2016. The decrease was mostly due to the recognition of deferred tax benefits in 2017 related to

Gravity. Up to 2016, we had not recognized the deferred tax assets of Gravity. However, in 2017, we concluded that Won 3,036 million of deferred tax assets related to temporary differences, tax loss carryforwards and tax credit carryforwards are realizable based on historical performances, such as the stable growth of existing online games and success of new mobile games, and business plans that include reasonable forecasts on revenues and expenses.

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

Profit attributable to owners of the parent company

As a result of the foregoing, we recorded profit attributable to owners of the parent company of Won 13,319 million in 2017 compared to profit attributable to owners of the parent company of Won 657 million in 2016.

Segment Results

Our net revenue from online game operations, prior to adjusting for inter-segment transactions, was Won 53,790 million in 2017, which was a 48.0% increase from Won 36,354 million in 2016.

This was mainly due to increased subscription revenues from Ragnarok Online and Ragnarok Prequel in Taiwan and Ragnarok Online in the United States and Canada. Our net revenue from mobile game operations was Won 87,194 million in 2017, which was 522.7% increase from Won 14,003 million in 2016. This was mainly due to increased revenues from Ragnarok M: Eternal Love in Taiwan, Ragnarok R in Korea, Taiwan and Thailand and the global servicing of RO: Idle Poring except in Japan, China and Korea.

Prior to adjusting for inter-segment transactions, we recorded an operating profit of Won 14,536 million from online game operations in 2017, which was an increase of 30.4% from Won 11,147 million in 2016, resulting mainly from increased revenues from Ragnarok Online and Ragnarok Prequel in Taiwan and Ragnarok Online in Japan, the Philippines, the United States and Canada. Also, our operating loss from mobile game operations was Won 2,476 million in 2017, which was a decrease of 67.1% from Won 7,515 million in 2016, mainly due to increased revenues from Ragnarok M: Eternal Love, Ragnarok R and RO: Idle Poring.

ITEM 5.B.  LIQUIDITY AND CAPITAL RESOURCES

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
		2016	2017		2018		2018(1)
	(In millions of Korean Won and thousands of US$)
Cash and cash equivalents at beginning of year	~~W~~	24,909	~~W~~	16,720	~~W~~	39,095	US$	35,131
Net cash inflow from operating activities		2,494		26,136		35,972		32,324
Net cash inflow (outflow) from investing activities		(10,667)		(2,982)		10,823		9,725
Net cash inflow (outflow) from financing activities		—		—		(197)		(177)
Effect of exchange rate changes on cash and cash equivalents		(16)		(779)		358		322
Net increase (decrease) in cash and cash equivalents		(8,189)		22,375		46,956		42,194
Cash and cash equivalents at end of year	~~W~~	16,720	~~W~~	39,095	~~W~~	86,051	US$	77,325

Note:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,112.85 to US$1.00, the noon buying rate in effect on December 31, 2018 as certified by the Federal Reserve Bank of New York for customs purposes.

Prior to the commercial launch of Ragnarok Online in August 2002, our principal sources of liquidity were cash from equity financing and incurrence of debt. Following the commercial launch of Ragnarok Online, our principal sources of liquidity have been cash flows from our operating activities and the proceeds from our initial public offering of ADSs in February 2005. As of December 31, 2018, we had approximately Won 86,051 million (US$77,325 thousand) in cash and cash equivalents. Our cash and cash equivalents primarily consist of bank deposits with a maturity of three months or less at the time of purchase and money market instruments where the underlying securities have a maturity of three months or less. Net cash provided by investing activities has consisted primarily of decrease in short-term financial instruments, and purchases of intangible assets and property and equipment. Our net property and equipment increased from Won 946 million as of December 31, 2017 to Won 1,498 million (US$1,347 thousand) as of December 31, 2018 mainly due to the purchase of property and equipment of Won1,141 million (US$1,026 thousand). Our intangible assets increased from Won 1,036 million as of December 31, 2017 to Won 1,163 million (US$1,045 thousand) due to the acquisition of intangible assets during 2018.

Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We invest our cash in bank deposits and short‑term financial instruments which primarily consist of money market instruments with maturities of one year or less. Our short‑term financial instruments decreased from Won 22,500 million as of December 31, 2017 to Won 9,500 million as of December 31, 2018. The decrease in our short-term financial instruments in 2018 primarily resulted from the conversion of short-term financial instruments into cash and cash equivalents.

We generate cash primarily through revenues from mobile games and applications as well as subscription revenues, royalties and license fees from our online games in various countries as described in ITEM 5.A. “OPERATING RESULTS—OVERVIEW—Revenues.” The level of popularity of our games in the marketplace is a key factor in how much cash we can generate. Most of our cash disbursements relate to costs such as salaries and other overhead costs for game servicing, other selling, general and administrative activities, and R&D activities.

Net cash inflow from operating activities.  Net cash inflow from operating activities increased to Won 35,972 million (US$32,324 thousand) in 2018 from Won 26,136 million in 2017, which was primarily due to increased net profit as a result of operating activities in 2018. The increase in net cash inflow from operating activities in 2017 as compared to 2016 was primarily due to increased net profit as a result of operating activities and a decrease in working capital.

Net cash inflow from investing activities.  Net cash provided by our investing activities in 2018 was Won 10,823 million (US$9,725 thousand), compared to Won 2,982 million of net cash used in our investing activities in 2017. Such change primarily reflected Won 13,000 million (US$11,682 thousand) of net decrease of short-term financial instruments. The decrease in net cash outflow from investing activities in 2017 as compared to 2016 was mainly due to Won 500 million of net increase of short-term financial instruments, compared to net increase of Won 10,500 million of short-term financial instruments in 2016.

Net cash outflow from financing activities.  Net cash outflow from financing activities occurred in 2018, mainly due to repayments of the current portion of lease liabilities.

Capital resources

We generate cash primarily through revenues from mobile games. As our overseas operations are conducted primarily through our local branch in Taiwan, our subsidiaries and our overseas licensees, our ability to finance our operations and any debt that we or our subsidiaries may incur depends, in part, on the payment of royalties and other fees by our overseas licensees and, to a lesser extent, the flow of dividends from our subsidiaries.

As of December 31, 2018, our primary source of liquidity was Won 86,051 million (US$77,325 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities will be sufficient to meet our capital needs through at least the first quarter of 2020. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations.

We expect to have capital expenditure requirements for the ongoing expansion into other markets, including expenditures for expanding and upgrading our existing server equipment continuously, for developing new games internally, for acquiring and publishing third party games, or for investing in enhancing our technological, marketing, distributing and servicing capabilities. We believe that our internal cash flow from operations, together with our proceeds from our initial public offering in February 2005, will be sufficient to satisfy our working capital requirements through at least the first quarter of 2020, including our new game development expenditures.

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

Our research and development expenditures were Won 8,018 million (US$7,205 thousand), Won 5,239 million and 1,973 million in 2018, 2017 and 2016, respectively. Our research and development expenses increased in 2018 mainly due to an increase in research and development expenses for mobile games.

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

ITEM 5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our contractual cash obligations due by period as of December 31, 2018:

	Payments Due by Period
	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
		(In millions of Korean Won)
Operating lease obligations	~~W~~	5,330	~~W~~	2,592	~~W~~	2,738	~~W~~	—	~~W~~	—
Purchase obligations		1,089		1,089		—		—		—
Accrued severance benefits		258		258		—		—		—
Total	~~W~~	6,677	~~W~~	3,939	~~W~~	2,738	~~W~~	—	~~W~~	—

Long‑term debt obligations.  We have financed our operations primarily through cash flows from operations as well as proceeds from our initial public offering of ADSs in February 2005. Therefore, there are currently no long‑term debt obligations.

Operating lease obligations.  With respect to our operating lease obligations, the lease payments due by December 31, 2019 are Won 918 million, Won 357 million, Won 35 million, Won 144 million and Won 11 million for our principal offices in Seoul, offices for our subsidiary in the United States, a local branch office, rental servers in Taiwan and company vehicle, respectively. The lease terms expire in December 2020, October 2021, May 2019, March 2019 and January 2023, respectively. The renewal terms in all of the leases are subject to market conditions.

Purchase obligations.  In February 2018, we entered into an agreement with Auer Media & Entertainment Corp. to obtain the right to publish Dawn Break in Korea. In May 2018, we entered into an agreement with Xiamen Woobest Interactive Network Technology Co.,Ltd. to obtain the rights to publish Blood War M in Korea. In March 2018, we entered into an agreement with Pin You Technology to obtain the right to publish Valor Guard Tactics in The United States/Canada, Philippines, Singapore, Thailand, Malaysia, Taiwan, Hong Kong, Macau and Korea. Also, in June 2018, we entered into an agreement with Funigloo Co., Ltd. to obtain the rights to publish Latale W in Japan. As of December 31, 2018, we are to pay the remaining license fees and guaranteed minimum royalties in installments based on the progress of the development of the games.

Accrued severance benefits.  Employees and executive officers in Korea with one year or more of service are entitled to receive a lump‑sum payment upon termination of their employment with us based on the length of service and their rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of IAS 19, Employment Benefits. As severance benefits have no specific maturities, they are not allocated to the table that sets forth a summary of our contractual cash obligations due by period as of December 31, 2018.

Other Commitments and Liabilities

For a description of our commercial commitments and contingent liabilities, see Note 10 to our consolidated financial statements included in this Annual Report. For a description of our legal proceedings, see ITEM 8.A. “CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION—LEGAL PROCEEDINGS.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors and executive officers as of April 19, 2019. The business address of all of our directors and executive officers is our registered office at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 121‑795, Korea.

Name	Age	Position
Hyun Chul Park	46	Chief Executive Officer and Executive Director
Yoshinori Kitamura	51	Chairman of the Board of Directors and Chief Operating Officer
Heung Gon Kim	53	Chief Financial Officer
Kazuki Morishita	45	Executive Director
Kazuya Sakai	54	Executive Director
Doo Hyun Ryu	58	Independent Director
Jung Yoo	58	Independent Director
Yong Seon Kwon	61	Independent Director

Hyun Chul Park has served as our Chief Executive Officer and Executive Director since March 2011 and was an officer of our corporate management office from May 2009 to March 2011. Mr. Park has also been a Director at Gravity Interactive since November 2014. He has been a Director and the Chief Operating Officer at NeoCyon since December 2009 and April 2012, respectively, and was a Director at Gravity Games from October 2010 to March 2018 and Chief Strategy Officer at NeoCyon from October 2010 to March 2012. He has also been a Director at Gravity Communications since April 2018. He has been general manager of the GV Business Division (formerly known as International Business Division) at GungHo Online Entertainment, Inc. since September 2007. He worked as a general manager at the Content Producing Department of SEGA Networks (China) Co., Ltd. from July 2005 to September 2007 and as manager of the Asia Division at SEGA Corporation from April 2004 to July 2005. He was a manager at the Overseas Marketing Team at ActozSoft Co., Ltd. from October 2002 to March 2004 and at Siementech Co., Ltd. from October 2001 to October 2002. He worked as part of the Engineer Team of Toyota Vista Tokyo Co., Ltd. from April 1998 to July 2001. Mr. Park obtained a diploma in Automotive Maintenance from the Tokyo College of Technology,  which has since been renamed to the Tokyo College of Automotive Technology.

Yoshinori Kitamura has served as our Executive Director since March 2008, Chief Operating Officer since June 2008 and Chairman of the Board of Directors since April 2011. Mr. Kitamura has also been a Director and Chief Executive Officer at NeoCyon since October 2008 and since October 2009, respectively. He has been Chief Executive Officer of Gravity Entertainment, Gravity Interactive, Gravity Communications and PT. Gravity Game Link since March 2008, July 2008, April 2018 and February 2019, respectively. He was also a Director at Gravity Games from October 2010 to March 2018 and a Director at Gravity EU SAS from July 2011 to November 2014. Mr. Kitamura has also been a Director and Executive General Manager of the GV Business Division (formerly known as International Business Division) at GungHo Online Entertainment, Inc. since March 2006 and June 2007, respectively, and was an Executive General Manager of the Marketing Division at GungHo Online Entertainment, Inc. from February 2003 to June 2007. He worked as a Director of GungHo Online Entertainment Korea, Inc. and GungHo Works, Inc. from March 2007 to October 2008 and from March 2008 to June 2008, respectively. Mr. Kitamura was a Director of L5 Games Inc. from July 2008 to its liquidation in August 2008. Mr. Kitamura also worked at NC Japan K.K. as marketing manager from January 2002 to January 2003 and ICC Corporation as business development manager from September 1999 to December 2001. Mr. Kitamura holds a bachelor’s degree in English Language and Literature from Bunkyo University.

Heung Gon Kim has served as our Chief Financial Officer since September 2008. Mr. Kim  was the Chief Financial Officer at Gravity Interactive from June 2009 to March 2019 and has also been a Director at Gravity Interactive since  March 2011. Mr. Kim was a liquidator of Gravity Games from March 2018 to September 2018. He was a Director of Gravity Games from October 2010 to March 2018 and Chief Executive Officer of Gravity Games from March 2013 to March 2018. Mr. Kim has also been a Director of Gravity Entertainment since March 2011. He has been a Director and Chief Financial Officer of NeoCyon since March 2011 and May 2011, respectively. He has been a Director and Chief Financial Officer of Gravity Communications since April 2018. He has also been a Director of PT. Gravity Game Link since February 2019. Mr. Kim was the general manager of our financial management division and accounting & treasury department from March 2007 to September 2008 and from September 2006 to March 2007, respectively. He also worked as a manager of our accounting team from April 2004 to September 2006. Mr. Kim worked at Modottel, Inc. as accounting team manager from June 2002 to April 2004. Mr. Kim holds a bachelor’s degree in Accounting from Chung‑Ang University.

Kazuki Morishita has served as our Executive Director since March 2008. Mr. Morishita has also been the President and Chief Executive Officer of GungHo Online Entertainment, Inc. since January 2004 and was Chief Operating Officer of GungHo Online Entertainment, Inc. from August 2002 to January 2004. In addition, he was a director of Game Arts Co., Ltd. from December 2005 to March 2008 and has been the President of Game Arts Co., Ltd. since March 2008. Mr. Morishita has also been a director of GungHo Online Entertainment America, Inc. and Grasshopper Manufacture, Inc. since March 2012 and March 2018, respectively. He was a director at SUPERTRICK GAMES, Inc., from February 2013 to May 2018 and has been a Chief Executive Officer since June 2018. Mr. Morishita was a director at Acquire Corp. and Kahon 3 Oy from October 2011 to November 2014, and from December 2013 to September 2014, respectively. Mr. Morishita was the Chairman of GungHo Works, Inc. from October 2007 to December 2009 and worked as a Director at GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008 and as a Director at Overdriver Game Technologies Ltd. from June 2012 to August 2013. He also was a general manager of the E‑service department at OnSale, Inc. from May 2001 to August 2002. Mr. Morishita served as Director of Kickers Network, Inc. from December 2000 to April 2001 and as Director of Dolphin Net, Inc. from March to November in 2000. Mr. Morishita worked as chief of the system sales department at Softcreate Co., Ltd. from July 1996 to February 2000. Mr. Morishita graduated from the High School Affiliated with Chiba University of Commerce.

Kazuya Sakai has served as our Executive Director since March 2009. He also served as Chief Financial Officer and Director since April 2004 and March 2005 respectively, and was the Investor Relations Officer of GungHo Online Entertainment, Inc., from July 2011 to April 2014. He has served as Director of Games Art Co., Ltd., GungHo Gamania Co., Ltd., PlayPhone, Inc., Acquire Corp., GungHo Online Entertainment Asia Pacific Pte. Ltd., Grasshopper Manufacture, Inc., GungHo Online Entertainment America, Inc., SUPERTRICK GAMES. Inc, and mspo, Inc. since March 2017, December 2015, August 2015, July 2015, September 2014, March 2018, March 2012, February 2013 and April 2018 respectively. Mr. Sakai was a Director at GGF B.V. from October 2013 to September 2014. He was a Director at Overdriver Game Technologies Ltd. from June 2012 to August 2013, and an Auditor of Acquire Corp. from October 2011 to July 2015. Also, he was Chief Executive Officer of Capri, Inc. from October 2008 to December 2009. He was a Director of Gravity Entertainment from March 2008 to March 2011, and a Director of GungHo Works, Inc. from October 2007 to December 2009. Mr. Sakai was a Director of GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008 and Chief Executive Officer in October 2008 to its liquidation in October 2008. He was Chief Executive Officer of GungHo Asset Management, Inc. from January 2007 to October 2008. Mr. Sakai served as a general manager of Administration Division, Director and Chief Executive Officer of Expression Tools, Inc. from January 1993 to March 1996, from April 1996 to April 2000, and from April 2000 to November 2003, respectively. He worked at The Kyushu Sogo Bank, Ltd., the current name of which is The Shinwa Bank, Ltd., from April 1987 to December 1992. Mr. Sakai graduated from Kyushu Sangyo University with a bachelor’s degree in Commercial Science.

Doo Hyun Ryu has served as our Independent Director since March 2011. Mr. Ryu has been a Partner, Logos Law, LLC since June 2001 and the head of International Legal and Business Affairs Team and a branch manager of the Vietnam Office of Logos Law, LLC since May 2010. He also previously worked at Logos Law, LLC as a Partner from June 2001 to May 2008, a branch manager of the Vietnam Office from May 2006 to May 2008 and a branch manager of the Cambodia Office from December 2007 to May 2008. He has served as an arbitrator of the Korean Commercial Arbitration Board and Shanghai International Arbitration Center since June 2011 and March 2013, respectively. He was also a member of Legal Services Development Committee of the Korean Bar Association from March 2005 to March 2014. Mr. Ryu was a head of Management & Legal Department at Hyundai Card Co., Ltd. and Hyundai Capital Services, Inc. from May 2008 to April 2010 and a member of Information Department Committee at Hyundai Motor Group from June 2008 to April 2010. He worked as Compliance Officer of Financial Department of the Federation of Korean Industries from June 2008 to April 2010 and a member of the Special Committee for Revision of Credit‑Specialized Financial Business Act at the Financial Services Commission of Korea from October 2008 to January 2010. Mr. Ryu was an Independent Director of Interactivy, Inc. from April 2007 to May 2008. He was a member of Korea IT International Cooperation Agency from August 2006 to May 2008 and a member of Readers Committee of the Korea JoongAng Daily from October 1999 to October 2000. Mr. Ryu is a member of the Korea Bar Association. Mr. Ryu obtained an LL.B. degree from Seoul National University. Mr. Ryu also completed an Advanced Economists Program at the graduate school of Economics of Yonsei University.

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

Yong Seon Kwon was elected as our Independent Director at the Annual General Meeting of Shareholders in March 2019. Mr. Kwon has been a director of Jeonghyeon Tax Services Company since Jan 2019. He was a Taxpayer Advocate Manager at Sokcho Tax office from January 2015 to December 2018. He was a Litigation Officer of Jungbu Regional Tax office from January 2012 to December 2014 and a team manager at Jungbu Regional Tax office and Bucheon Tax office from November 2010 to January 2012. Mr. Kwon was also an investigator at Suwon Tax office from February 2000 to November 2009, and at Seocho Tax office and Ansan Tax office from February 1992 to February 2000. He was an investigator of Guro and Sogong Tax office and Gangseo Tax office from December 1983 to January 1992. Moreover, he worked on Tax Administration litigation and civil suits at Incheon District Court from February 2005 to February 2007 and Tax Administration litigation and civil suits at Uijeongbu District Court from February 2011 to February 2014. Mr. Kwon received a B.A. degree in Accounting from University of Seoul.

Jong Gyu Hwang served as our Independent Director from June 2009 to March 2019.

ITEM 6.B.  COMPENSATION

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2018, the aggregate amount of compensation paid by us to all directors and executive officers was Won 864 million (US$776 thousand). At our general meeting of shareholders held on March 29, 2019, our shareholders approved an aggregate amount of up to Won 1,400 million (US$1,258 thousand) as compensation for our directors for 2019.

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

•

Under Korean law, we are not required to have a board of directors composed of a majority of independent directors. Our Board of Directors is currently composed of a total of seven directors, three of whom are independent directors.

•

Under Korean law, we are not required to have independent director oversight of director nominations or a compensation committee composed solely of independent directors with a written charter which includes specific responsibilities and authority of the compensation committee. However, we have established a director nomination committee and a compensation committee in accordance with our articles of incorporation. Our director nomination committee and compensation committee are each composed of two non‑independent directors and one independent director.

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

•

In lieu of the requirement that shareholder approval be obtained prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity‑based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings, as specified in NASDAQ Stock Market Rule 5635, we require a resolution to be adopted at the general meeting of shareholders when necessary under Korean law, including, for example, if an issuance of securities is related to the acquisition of all or a part of the business of another corporation which significantly affects the business of the Company.

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

•

Under Korean law, we are not required to solicit proxies nor provide proxy statements in connection with any general meeting of shareholders. For shareholders holding only our common shares, we do not solicit proxies from nor provide proxy statements to such shareholders. For holders of our ADSs, our depositary, Citibank, N.A. provides proxy statements to, and solicits proxies from, such holders, which proxies will be voted by the Korea Securities Depository, or the “KSD,” on behalf of the holders at the general meeting of shareholders.

In addition, as a controlled company, as GungHo controls 59.3% of our outstanding voting power as of the date hereof, Gravity is exempt from certain corporate governance rules that apply to non-controlled companies. NASDAQ’s corporate governance practice rules provide that a controlled company is exempt from certain corporate governance requirements under NASDAQ Stock Market Rule 5615, subject to certain exceptions. As a controlled company, we are not required to have a majority of our Board of Directors be independent, nor are we required to have a compensation committee or independent director oversight of director nominations which meet the requirements set forth in the NASDAQ Stock Market Rules. We are relying on these exemptions as a controlled company.

BOARD OF DIRECTORS

Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as currently in effect, provide for a Board of Directors comprised of not less than three directors and also provide for an audit committee, a compensation committee and a director nomination committee. We currently have seven members serving as members of our Board of Directors. The directors are elected at a shareholders’ meeting by a majority vote of the shareholders present or represented, which majority is not less than one‑fourth of all issued and outstanding shares with voting rights, so long as not less than one third of all issued and outstanding shares with voting rights are present at the shareholders’ meeting.

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

Our Board of Directors has determined that Messrs. Doo Hyun Ryu, Jung Yoo and Yong Seon Kwon are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2).

COMMITTEES OF THE BOARD OF DIRECTORS

Under our articles of incorporation, we currently have three committees that serve under our Board of Directors:

•	the audit committee;
•	the director nomination committee; and
•	the compensation committee.

Audit committee

Our audit committee was established in December 2004. The audit committee currently consists of the following directors: Doo Hyun Ryu, Yong Seon Kwon and Jung Yoo. All of the audit committee members are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence as set forth in Rule 10A‑3(b)(1) of the Exchange Act. All of our independent directors are financially literate and have accounting or related financial management expertise. Our Board of Directors has determined that Yong Seon Kwon is an “audit committee financial expert,” as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes‑Oxley Act. The audit committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. Under the Korean Commercial Code, if a company establishes an audit committee, such company is not permitted to have a statutory auditor. The committee is currently chaired by Doo Hyun Ryu.

Director nomination committee

The director nomination committee consists of the following three directors: Kazuki Morishita, Kazuya Sakai and Jung Yoo. One of the three members, Jung Yoo, is an “independent director” within the meaning of NASDAQ Stock Market

Rule 5605(a)(2). This committee is responsible for recommending and nominating candidates for our director positions. The committee is currently chaired by Kazuki Morishita.

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

ITEM 6.D. EMPLOYEES

As of December 31, 2018, we had 249 full‑time employees(not including employees of our subsidiaries). The total number of employees increased over the course of 2018 mainly due to an increase of in-house development of new game titles.

The following table sets forth the number of our employees by department as of the dates indicated:

	December 31,
	2016	2017	2018
Senior management	8	9	9
Finance	14	16	15
Marketing	48	77	58
Game development and support	115	141	167
Total	185	243	249

We do not have a labor union, and none of our employees are covered by collective bargaining agreements. We have a labor‑management council for such employees in Korea as required under the Act on the Promotion of Workers’ Participation and Cooperation in Korea. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or work stoppages.

In addition, as of December 31, 2018, our subsidiaries had the number of employees as set forth in the following table:

December 31,
	2016	2017	2018
Gravity Interactive, Inc.(1)	27{3}	33{3}	35{3}
NeoCyon, Inc.(1)	140{9}	200{9}	264{4}
Gravity Games Corporation(1)	1{1}	1{1}	—
Gravity Entertainment Corporation	—	—	7{1}
Gravity Communications Co., Ltd.			32{3}
Total	168	234	338

Note:

(1)	The number in {} is the number of employees (who are included in the total number) seconded from Gravity Co., Ltd. to the relevant subsidiary.

None of the employees of Gravity Interactive, NeoCyon, Gravity Games, Gravity Entertainment or Gravity Communications is represented by a labor union or covered by a collective bargaining agreement.

We have entered into a standard annual employment contract with most of our officers, managers and employees. These contracts include a covenant that prohibits the relevant officer, manager or employee from engaging in any activities that compete with our business during, and for six months after, the period of their employment with our company.

Under the severance payment plan that we have established in accordance with the Employee Retirement Benefit Security Act, employees in Korea with more than one year of service with us are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by the number of continuous years of employment. As of December 31, 2018, we provided Won 258 million (US$232 thousand) to 153 employees as severance payment, being 100% of our severance liability as of such date.

Pursuant to the Korean National Pension Law, we are required to pay 4.5% of each employee’s standard monthly income to the National Pension Corporation. Our employees are also required to pay 4.5% of their standard monthly income to the National Pension Corporation each month. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. Our employees can receive pension payments upon making a claim when they reach a certain age or lose all or part of their income due to disability, such as by receiving age pension payments when they reach the age of 60 after being registered for the national pension plan for at least 10 years and disability pension payments when a disease or illness acquired during the time they were registered for the national pension plan leaves a disability even after the disease or illness that originally caused the disability is cured. The total amount of contributions we, including our subsidiaries in Korea, made to the National Pension Corporation in  2017 and 2018 was Won 557 million and Won 727 million (US$653 thousand), respectively.

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

Each stock option confers the right to the grantee to purchase one share of our common stock at the exercise price. On December 24, 2004, our shareholders approved the implementation of our employee stock option plan and the granting of stock options under this plan to our directors, officers and employees. All the stock options granted on December 24, 2004 have expired. There are no stock options exercisable as of December 31, 2018.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.  MAJOR SHAREHOLDERS

The table below sets forth information known to us with respect to the beneficial ownership of our common shares as of April 19, 2019, by each person known to us to own beneficially 5% or more of our common shares based on 6,948,900 common shares outstanding. None of our common shares entitles the holder to any preferential voting rights. Beneficial ownership is determined in accordance with the Exchange Act and the rules and regulations promulgated thereunder and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities.

Name	Number of Shares Beneficially Owned	Percentage Beneficially Owned
GungHo Online Entertainment, Inc.	4,121,737	59.3%

To the best of our knowledge, as of December 31, 2018, approximately 47.3% of our common shares was held in the United States (in the form of ADSs). Also to the best of our knowledge, we had approximately 1,234 beneficial holders of our shares (in the form of ADSs) in the United States as of December 31, 2018. As of the date hereof, our largest shareholder GungHo beneficially owns 59.3% of the voting power of our common shares.

ITEM 7.B.  RELATED PARTY TRANSACTIONS

As further disclosed in Note 22 of to our consolidated financial statements included elsewhere in this Annual Report, we engage in transactions with our related parties, including our largest shareholder, from time to time, involving the sale of our products to, and the purchase of products and services from, such related parties.

Relationship with GungHo Online Entertainment, Inc.

On April 1, 2008, GungHo acquired 3,640,619 shares of our common stock, which was approximately 52.4% of our total shares. On June 23, 2008 and June 24, 2008, GungHo acquired our ADSs representing 450,554.25 and 30,565.25 shares of the Company, respectively. As of April 19, 2019, GungHo beneficially owns approximately 4,121,737 shares of the Company’s common stock, constituting approximately 59.3% of the total issued and outstanding common shares. See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR COMPANY STRUCTURE—GungHo, the licensee of our games in Japan, our principal market in terms of revenues, is our majority shareholder, which gives them control of our board of directors.”

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

ITEM 8.  FINANCIAL INFORMATION

ITEM 8.A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

All relevant financial statements are included in ITEM 18. “FINANCIAL STATEMENTS.”

LEGAL PROCEEDINGS

As of the date hereof, we are not involved in any lawsuit or other proceeding the outcome of which we believe may, individually or taken as whole, have a material adverse effect on our business, results of operations or financial condition.

DIVIDEND POLICY

Since our inception, we have not declared or paid any dividends on our common shares. Any decision to pay dividends in the future will be subject to a number of factors, including cash requirements for future capital expenditures and investments, and other factors our Board of Directors may deem relevant. We have no intention to pay dividends in the near future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future. Holders of outstanding common shares on a dividend record date will be entitled, subject to applicable withholding taxes, to the full dividend declared without regard to the date of issuance of the common shares or any subsequent transfer of the common shares. Payment of annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders or, if (i) an external auditor gives an unqualified opinion to the financial statements and (ii) all members of the audit committee unanimously agree, after approval by the Board of Directors, and payment of interim dividends, if any, will be made in the same year after approval by our Board of Directors, in each case, subject to certain provisions of our articles of incorporation and the Korean Commercial Code. All dividends may be paid in cash, by shares or by other properties (in‑kind). See ITEM 10.B. “MEMORANDUM AND ARTICLES OF INCORPORATION—Dividends.”

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

American Depositary Shares

Following our initial public offering on February 8, 2005, the ADSs were listed on the NASDAQ Stock Market’s the NASDAQ Global Market, formerly the NASDAQ National Market, under the symbol “GRVY.” Other than from November 26, 2014 through August 27, 2018 (during which our ADSs were traded on the NASDAQ Capital Market), our ADSs have been traded on the NASDAQ Global Market under the same symbol. On May 11, 2015, we effected a change of our ADS to common shares ratio from four ADSs to one common share (4:1) to one ADS to two common shares (1:2), which had the effect of a 1-for-8 reverse stock split of our ADSs. On August 28, 2018, we effected a further change of our ADS to common shares ratio from one ADS to two common shares (1:2) to one ADS to one common share (1:1), which had the effect of a 2-for-1 stock split of our ADSs.

As of April 19, 2019, 3,290,703 ADSs representing 3,290,703 shares of our common stock were outstanding.

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

Director

Our articles of incorporation prohibit any of our directors from exercising his or her voting right in respect of any interested transactions. The amount of compensation to be provided to our directors is subject to the approval of our shareholders at a general meeting. Our articles of incorporation are silent on the borrowing powers exercisable by directors and do not prescribe any age limit for directors. Directors are appointed through the general meeting of shareholders and an affirmative vote of the majority of the shares represented at the meeting and at least one-fourth of the total issued and outstanding shares is required for a director’s appointment.

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

Voting rights

Holders of our common shares are entitled to one vote for each common share. However, common shares held by us (i.e. treasury shares) or by any corporate entity in which we have, directly or indirectly, greater than a 10% interest, do not have voting rights. Unless the articles of incorporation explicitly state otherwise, the Korean Commercial Code permits cumulative voting pursuant to which each common share entitles the holder thereof to multiple voting rights equal to the number of directors to be elected at such time. A holder of common shares may exercise all voting rights with respect to his or her shares cumulatively to elect one director. However, our shareholders have decided not to adopt cumulative voting.

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

ITEM 10.C.  MATERIAL CONTRACTS

Since the filing of our annual report on Form 20‑F on April 27, 2018, we have not entered into any material contracts other than in the ordinary course of business and as otherwise described in ITEM 4. “INFORMATION ON THE COMPANY” or elsewhere in this Annual Report.

ITEM 10.D.  EXCHANGE CONTROLS

General

The Foreign Exchange Transaction Law and the Presidential Decree and regulations under such Law and Decree, or the “Foreign Exchange Transaction Laws,” regulate investment in Korean securities by non‑residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, if non‑residents wish to acquire Korean securities, a report must be filed with the president of a foreign exchange bank or the President of Bank of Korea except for certain cases, provided, however, that under the Financial Investment Services and Capital Markets Act, foreigners cannot acquire equity securities issued by certain designated public interest corporations in excess of a fixed limit, and under the Foreign Investment Promotion Act, foreigners are either not allowed or restricted in making an investment in certain industries.

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

Furthermore, prior to making an investment of 10% or more of the outstanding voting shares of a Korean company, foreign investors are generally required under the Foreign Investment Promotion Act to submit a report to the Chairman of the Korea Trade‑Investment Promotion Agency, or “KOTRA,” (including the head of the Trade Center, branch office and/or office designated by the Chairman of KOTRA) or the president of the foreign exchange bank (including the head of the branch office designated by the president of the foreign exchange bank). Subsequent sales of such shares by foreign investors will also require a prior report to the Chairman of KOTRA or the president of the foreign exchange bank.

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

A foreign investor may appoint one or more standing proxies from among the KSD, foreign exchange banks, investment traders, investment brokers, collective investment business entities, internationally recognized foreign custodians and the Bank of Korea (only when related to a treasury bond, a treasury bill or a monetary stabilization bond which is or will be acquired by a foreign central bank, an international financial organization or a foreign government), and cannot have any other apart from those standing proxies to represent or act on behalf of them in order to exercise rights in respect of acquired shares, or other matters connected thereto. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

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

A foreign investor may receive dividends on the shares and remit the proceeds of the sale of the shares through a foreign currency account and/or a Won account exclusively for stock investments by the foreign investor which are opened at a foreign exchange bank designated by the foreign investor without being subject to any procedural restrictions under the Foreign Exchange Transaction Laws. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time the foreign investor is required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a foreign exchange bank. Funds in the foreign currency account may be remitted abroad without any governmental approval.

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

Tax treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, our common shares or ADSs. For example, under the Korea‑United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (respectively, including local income tax, depending on your shareholding ratio) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment or Holding Companies) of the Korea‑United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and

(iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea‑United States income tax treaty, the exemption on capital gains does not apply if you are an individual, and (a) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for a period or periods of 183 days or more during the taxable year.

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

Securities transaction tax

The Securities Transaction Tax Act provides that a securities transaction tax shall be imposed on the transfer of share certificates or shares. The scope of taxable share certificates includes, with respect to share certificates transferred on or after January 1, 2011, rights arising from the acquisition of shares, shares prior to the issuance of share certificates, preemptive rights and subscription securities issued by corporations established under special laws (e.g., Agricultural Cooperatives Act) and depositary receipts (issued by depository of equity securities in a country other than the country of issuance, which describes the rights related to the relevant deposited securities) pursuant to the Financial Investment Services and Capital Markets Act. However, with respect to the transfer of share certificates listed in overseas securities markets that are similar to the Korean securities market, such as the New York Stock Exchange or the NASDAQ Stock Market, or the transfer of share certificates to an underwriter in order to list such share certificates on foreign stock exchanges, such transfer is not subject to the securities transaction tax. The said Act provides that the types of share certificates that are subject to the securities transaction tax are share certificates issued by a domestic corporation established according to the Commercial Act or a special act, or share certificates or depositary receipts which are issued by a non‑Korean corporation that are listed or registered in the securities market. Therefore, if you transfer common shares in a Korean corporation and the common shares are not listed in the securities market overseas, you will be subject to a securities transaction tax at the rate of 0.5%.

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

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs and common shares as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for purposes of the current Convention Between the United States of America and the Republic of Korea for the Avoidance of Double Taxation, as amended (the “Tax Convention”), (ii) whose ADSs or common shares are not, for purposes of the Tax Convention, attributable to a permanent establishment in Korea and (iii) who otherwise qualify for the full benefits of the Tax Convention. Except where noted, it deals only with U.S. Holders that hold our ADSs and common shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to U.S. Holders subject to special tax rules, such as:

•	financial institutions;
•	regulated investment companies;
•	tax‑exempt entities;
•	grantor trusts;
•	certain former citizens or residents of the United States;
•	insurance companies;
•	brokers, dealers or traders in securities, commodities or currencies;
•	persons liable for alternative minimum tax;

•	persons (including traders in securities) using a mark‑to‑market method of accounting;
•	persons that have a “functional currency” other than the U.S. dollar;
•	persons that own (or are deemed to own) 10% or more (by vote or value) of our equity;
•	persons who hold our common shares or ADSs as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction; and
•	entities that are treated as partnerships for U.S. federal income tax purposes.

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

The U.S. Treasury has expressed concern that parties to whom ADSs are released before shares are delivered to the depositary or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of non-U.S. withholding taxes (if any), and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries. For purposes of the discussion below, we assume that intermediaries in the chain of ownership between the holder of an ADS and us are acting consistently with the claim of U.S. foreign tax credits or reduced rate of tax by U.S. Holders.

Passive Foreign Investment Companies

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

Although we believe that we may not have been a PFIC for taxable years 2018 and 2017, we believe that we were a PFIC for taxable years 2008 through 2016, and we may be a PFIC in 2019 and future taxable years. The determination of whether we are a PFIC depends on particular facts and circumstances (such as the valuation of our assets, including goodwill and intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Such determination is also expected to depend, in part, upon (1) the market price of the ADSs and (2) the composition of our income and assets. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year. Furthermore, if we are treated as a PFIC, then one or more of our subsidiaries may also be treated as PFICs.

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

To the extent that the gross amount of any distribution on our ADSs or common shares exceeds our current and accumulated earnings and profits, the excess (including the amount of any Korean taxes withheld from the excess) will first be treated as a non‑taxable return of (and will reduce, but not below zero) your tax basis in the ADSs or common shares to the extent thereof. Any remaining portion of the distribution will be treated as capital gain (which will be either long‑term or short‑term capital gain depending upon whether you have held the ADSs or common shares for more than one year). However, we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect to treat the entire amount of any distribution as dividend income. See “—Information reporting and backup withholding” below.

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

ITEM 10.F.  DIVIDENDS AND PAYING AGENTS

Not applicable.

ITEM 10.G.  STATEMENT BY EXPERTS

Not applicable.

ITEM 10.H.  DOCUMENTS ON DISPLAY

We have filed this Annual Report, including exhibits, with the SEC. As allowed by the SEC, in ITEM 19. “EXHIBITS” of this Annual Report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report. You may inspect and copy this Annual Report, including exhibits, and documents that are incorporated by reference in this Annual Report at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1‑800‑SEC‑0330 for further information on the operation of the Public Reference Room. Any filings we make electronically will be available to the public over the Internet at the Web site of the SEC at http://www.sec.gov.

ITEM 10.I.  SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of our business, we are subject to market risk associated with currency movements on non‑Won denominated assets and liabilities and license and royalty revenues and interest rate movements.

Foreign currency risk

We conduct our business primarily in Won, which is also our functional and reporting currency. However, we have exposure to some foreign currency exchange‑rate fluctuations on cash flows from our subsidiary in Taiwan and overseas licensees. The primary foreign currencies to which we are exposed are the NT dollar, the Japanese Yen and the U.S. dollar.

Fluctuations in these exchange rates may affect our subscription revenues or revenues from license fees and royalties and result in exchange losses and increased costs in Won terms.

As of December 31, 2018, of our total financial assets of Won 13,617 million, we had U.S. dollar denominated financial assets of Won 10,761 million, Japanese Yen denominated financial assets of Won 1,053 million, NT dollar denominated financial assets of Won 1,328 million and other denominated financial assets of Won 475 million. As of December 31, 2018, of our total financial liabilities of Won 8,631 million, We had U.S. dollar denominated financial liabilities of Won 8,373 million, NT dollar denominated financial liabilities of Won 241 million and other denominated liabilities of Won 17 million. For example, a hypothetical 10% appreciation of the Won against the NT dollar, Japanese Yen, the U.S. dollar and other foreign currencies, in the aggregate, would reduce our cash flows by Won 499 million.

In 2018, Won 205,956 million of our revenue was derived from currencies other than the Won: primarily the NT dollar, Won 98,210 million; the Japanese Yen, Won 9,767 million; the U.S. dollar, Won 10,572 million; the Thai Baht, Won 43,846 million; the Philippine Peso, Won 15,539 million; and the Indonesia Rupiah, Won 9,359 million. A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Won in 2018 would have reduced our revenue by Won 18,729 million.

As of April 19, 2019, we had no foreign currency forward contract outstanding. We may in the future enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risks, but we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Korean exchange control regulations that restrict our ability to convert the Won into U.S. dollar, Japanese Yen or Euro under certain emergency circumstances.

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

Credit risk

Our cash and cash equivalents and short‑term financial instruments are placed with several local financial institutions. Three different financial institutions are holding approximately 32.3%, 25.5% and 12.8% respectively of our cash and cash equivalents and short term financial instruments. We face a potential credit risk that the financial institutions may become insolvent and be unable to repay our principal and interest in a timely manner. While the management believes such financial institutions are of a high credit quality, it is difficult for us to predict the financial condition of the United States or Korean or Taiwanese banking sectors and the financial institutions that manage our cash holdings. We may be materially and adversely affected by any widespread failure in the United States or Korean or Taiwanese banking sectors caused by any economic downturn or volatile financial markets in the future.

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

ITEM 12.D.  AMERICAN DEPOSITARY SHARES

Fees and Charges Our ADS holders May Have to Pay

On November 5, 2018, the Company changed its depositary from The Bank of New York Mellon to Citibank, N.A. Accordingly, the Company registered 50,000,000 ADSs, with each ADS representing the right to receive one common share of Gravity Co., Ltd.

Citibank, N.A., the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may generally refuse to provide fee‑attracting services until its fees for those services are paid.

Service	Rate	By Whom Paid

(1)   Issuance of ADSs (e.g., an issuance upon a deposit of Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason), excluding issuances as a result of distributions described in paragraph (4) below.

	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued.	Person for whom ADSs are issued.
(2) Cancellation of ADSs (e.g., a cancellation of ADSs for Delivery of deposited Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) cancelled.	Person for whom ADSs are being cancelled.
(3) Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) an exercise of rights to purchase additional ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., spin-off shares).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
6) ADS Services.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.	Person holding ADSs on the applicable record date(s) established by the Depositary.

Fees and Other Payments Made by the Depositary to Us

Citibank, N.A., as depositary, may reimburse the Company for certain expenses incurred by the Company in respect of the ADR program established pursuant to the Deposit Agreement, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the depositary agree from time to time.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act) as of December 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded, because of the material weaknesses described below, that our disclosure controls and procedures as of December 31, 2018 were not effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2018, based upon criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with our management’s evaluation of our internal control over financial reporting described above, our management has identified the following material weaknesses in our internal control over financial reporting as of December 31, 2018.

Material weaknesses related to ineffective controls over control environment and risk assessment

We did not properly design and maintain effective controls over the control environment and risk assessment components which contributed to material weaknesses at the control activity level. As it relates to the control environment, we did not have sufficient and experienced personnel to address the Company’s overall financial reporting and information technology requirements. As it relates to risk assessment, we did not maintain an effective process to adequately identify new and evolving risks of potential material misstatement, and design and implement controls to address those risks as a result of changes to our business operating environment, including managing game servers and databases located in overseas locations coupled with the rapid growth of our mobile game offerings.

Material weakness related to ineffective information technology general controls (“ITGCs”)

We did not design and maintain effective control over certain ITGCs for Mobile game servers and databases that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain:

•	Effective control over computer operations, including data interface monitoring controls to ensure the completeness and accuracy of game operation data in certain databases.

This IT deficiency could impact the effectiveness of IT dependent controls, such as automated and manual controls that are dependent on the affected ITGCs. Especially in our case, system-generated reports and data used in revenue recognition and deferred revenue calculation related controls are adversely impacted. Accordingly, our management has determined this deficiency constitutes a material weakness.

Material weaknesses related to ineffective controls over mobile game revenue recognition and deferred revenue calculation

We did not design and maintain effective controls over the accuracy of mobile game revenue recognition and deferred revenue calculation. Specifically, we did not design controls over (i) deferred revenue calculation to enable us timely reporting of complete and accurate financial information. We did not maintain controls to (ii) review logic in data queries to calculate deferred revenue, (iii) reconcile game operation data between certain databases which we use to calculate deferred revenue, (iv) reconcile mobile revenue amount from game operation data with the revenue reports provided by mobile platform service providers and (v) review the accuracy of spreadsheet to calculate deferred revenue.

These material weaknesses could result in the misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Because of the material weaknesses described above, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2018, based upon criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included in ITEM 19 of this Annual Report.

Management’s Plans for Remediation of Material Weaknesses in Internal Control over Financial Reporting

As of the date of the filing of this Annual Report, our management, including our Chief Executive Officer and Chief Financial Officer and the Audit Committee, have established a plan of actions to address the material weaknesses in our internal control over financial reporting;

•	We plan to hire additional experienced and knowledgeable personnel, and conduct expanded training programs for our new and existing personnel with regard to internal control over financial reporting.

•

We plan to enhance our risk assessment process to include more specific procedures for comprehensive financial statement risk identifications and to ensure appropriate control design, implementation, and re-evaluation of our control activities.

•

We plan to implement ongoing monitoring control in computer operation of ITGCs on the appropriateness of data interface between mobile game databases in order to make relevant accounts related to mobile revenue are recorded appropriately and completely.

•

When recognizing mobile revenue, we plan to (i) implement the controls over deferred revenue calculation to ensure timely reporting of complete and accurate financial information, (ii) strengthen the review logic in data queries to calculate deferred revenue, (iii) perform periodic reconciliation of game operation data between certain databases which we use to calculate deferred revenue, (iv) strengthen the periodic reconciliation of mobile revenue amount from game operation data with the revenue reports provided by mobile platform service providers, and (v) strengthen upper managers’ review control on the accuracy of spreadsheet to calculate deferred revenue.

We will continue to report regularly to the Audit Committee on the progress and results of the remediation plan, including the identification, status and resolution of internal control deficiencies.

We believe these steps will enable us to remediate these material weaknesses. As part of our 2019 assessment of internal control over financial reporting, our management will conduct sufficient testing and evaluation of the controls to be implemented as part of this remediation plan to obtain evidence regarding whether they have been designed and are operating effectively. Until the remediation steps set forth above are fully implemented and operating for a sufficient period of time, the material weaknesses described above will continue to exist.

Changes in Internal Control over Financial Reporting

During 2018, we enhanced disclosure controls and procedures to ensure that relevant information about cybersecurity risks and incidents is processed and reported to our management so that they can make timely disclosure decisions and certifications.

Also, in the fourth quarter of 2018, in order to facilitate our adoption of the new lease accounting standard, IFRS 16, on January 1, 2019, we implemented internal controls to help ensure we properly evaluated our vendor agreements and assessed the impact to our consolidated financial statements. We expect to continue to implement additional internal controls related to the adoption of this standard in 2019.

Other than described above, there have been no other changes in our internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.  RESERVED

ITEM 16.A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Yong Seon Kwon, our outside director, is an “audit committee financial expert,” as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes‑Oxley Act. Mr. Hwang is an independent director as such term is defined in Rule 10A‑3 of the Exchange Act for purposes of the listing standards of NASDAQ that are applicable.

ITEM 16.B.  CODE OF ETHICS

Pursuant to the requirements of the Sarbanes‑Oxley Act, we previously adopted a Code of Ethics applicable to all our employees, including our Chief Executive Officer, Chief Financial Officer and all other directors and executive officers. We have adopted an amended Code of Ethics, applicable to all our directors and officers and employees, which was filed as Exhibit 11.1 to our annual report for the year ended December 31, 2005. The amendment was made to more clearly set forth the principles underlying the Code of Ethics in order to assist our directors, officers and employees in connection with their adherence to the guidelines for ethical behavior described in the Code of Ethics. Our Code of Ethics is available on our website at: http://www.gravity.co.kr/en/about/summary/precisionManagement.asp.

ITEM 16.C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below sets forth the aggregate fees billed by Samil PricewaterhouseCoopers("PwC"), the Korean network firm of PricewaterhouseCoopers and our principal accountant for the years ended December 31, 2018 and December 31, 2017, categorized by the types of services provided and a brief description of the nature of such services.

	Year Ended December 31,
Type of Service	2017		2018		Nature of Services
	(In millions of Korean Won)
Audit Fees	~~W~~	679	~~W~~	921	Audit service for the Company
Audit‑Related Fees		—		—
Tax Fees		15	~~W~~	25
All Other Fees		—		—
Total	~~W~~	694	~~W~~	946

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

ITEM 16.F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Our management undertook a process with respect to the selection of an independent auditor in connection with the implementation of a new Korean law (an amendment to the Enforcement Decree of the Act on External Audit of Stock Companies effective November 1, 2018) requiring, among other things, the appointment of an auditor by an independent audit committee within 45 days from the start date of the business year, and for a period of three consecutive business years. Following this process, on February 13, 2019, our audit committee of the Board of Directors of the Company made an independent decision to instruct the company to appoint KPMG Samjong Accounting Corp. (“KPMG”), and dismiss Samil PricewaterhouseCoopers, to serve as the Company’s independent registered public accounting firm for the audit of the Company's financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board , for the fiscal years including December 31, 2019, 2020 and 2021. KPMG's appointment is expected to be effective following the filing of the Company's Form 20-F for the year ended December 31, 2018 and the issuance, by PwC, of their independent audit report for the same period. KPMG's appointment is also subject to completion of KPMG’s standard client acceptance procedures and execution of an engagement letter between KPMG and the Company.

PwC’s reports on the Company’s consolidated financial statements for each of the fiscal years ended December 31, 2018 and 2017 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s two most recent fiscal years ended December 31, 2018 and 2017 and the subsequent interim period through April 26, 2019, there were:

(i) no disagreements between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements of the Company; and

(ii) no "reportable events" as defined in Item 16F(a)(1)(v) of Form 20-F, except for the material weaknesses related to (a) ineffective information technology general controls; (b) ineffective controls over mobile game revenue recognition and deferred revenue calculation and (c) ineffective controls over control environment and risk assessment in our internal control over financial reporting as described in Item 15 of this Annual Report.

Our management has provided PwC with a copy of the foregoing statements prior to its filing with the U.S. Securities and Exchange Commission ("SEC") and has requested and received from PwC a letter addressed to the SEC stating whether it agrees with the above statements. A copy of PwC’s letter, dated April 26, 2019, is attached as Exhibit 16 to this Form 20-F. Additionally, PwC has informed KPMG about the reportable events described above.

During the Company’s fiscal years ended December 31, 2018 and 2017 and the subsequent period through April 26, 2019, neither the Company nor anyone acting on its behalf consulted with KPMG regarding either:

(i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on by KPMG on the Company’s financial statements or a written report or oral advice that was provided to the Company that KPMG concluded was an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue; or

(ii) any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16.G.  CORPORATE GOVERNANCE

See ITEM 6.C. “BOARD PRACTICES.”

ITEM 16.H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have responded to ITEM 18. “FINANCIAL STATEMENTS” in lieu of responding to this item.

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

ITEM 19.  EXHIBITS

(a)Financial Statements filed as part of this Annual Report

The following financial statements and related notes, together with the reports of an independent registered public accounting firm thereon, are filed as part of this Annual Report:

(b)	Exhibits filed as part of this Annual Report

Exhibit No.	Description
1.1	Articles of Incorporation, amended as of March 27, 2012 (English translation, incorporated by reference to Exhibit 1.1 of our annual report on Form 20‑F (file no. 000‑51138) filed on April 27, 2012)

2.1

Form of Stock Certificate of Registrant’s common stock, par value Won 500 per share (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F‑1 (file no. 333‑122159) filed on January 20, 2005)

2.2

Form of Amended and Restated Deposit Agreement among Registrant, Citbank, N.A., as depositary, and all holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, including the form of American depositary receipt (incorporated by reference to the Registrant’s filing on Form F-6 (file no. 333-227893), filed on October 19, 2018)

4.1*	9th Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2017 between GungHo Online Entertainment, Inc. and Registrant

4.2*	Lease Agreement dated January 7, 2019 between National IT Industry Promotion Agency and Registrant

8.1*	List of Registrant’s subsidiaries

11.1	Registrant’s Code of Ethics (amended, incorporated by reference to Exhibit 11.1 of our annual report on Form 20‑F (file no. 000‑51138) filed on June 30, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002

16.1*	Letter from Samil PricewaterhouseCoopers to the Securities and Exchange Commission, dated April 26, 2019

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GRAVITY CO., LTD.

	By:	/s/ Heung Gon Kim
	Name:	Heung Gon Kim
	Title:	Chief Financial Officer
Date: April 26, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Gravity Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Gravity Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to ineffective controls over control environment and risk assessment, ineffective information technology general controls, and ineffective controls over mobile game revenue recognition and deferred revenue calculation.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2018 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express an opinion on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

Seoul, KOREA

April 26, 2019

We have served as the Company's auditor since 2016.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2018 and 2017

	Note	December 31, 2018		December 31, 2017
			(In millions of Korean won)
Assets
Cash and cash equivalents	4, 5	~~W~~	86,051	~~W~~	39,095
Short-term financial instruments	5		9,500		22,500
Accounts receivables, net	5, 6		60,664		42,168
Other receivables, net	5, 6		255		698
Prepaid expenses	11		2,516		3,027
Other current assets	5		1,182		1,383
Total current assets			160,168		108,871
Property and equipment, net	7		1,498		946
Intangible assets	8		1,163		1,036
Deferred tax assets	17		7,413		3,036
Other non-current financial assets	5		1,494		1,394
Other non-current assets	10		1,438		600
Total non-current assets			13,006		7,012
Total assets		~~W~~	173,174	~~W~~	115,883
Liabilities
Accounts payables	5	~~W~~	71,928	~~W~~	44,410
Deferred revenue	11		16,476		16,100
Withholdings			2,019		1,439
Accrued expenses	5		1,031		1,037
Income tax payable	17		1,944		1,628
Other current liabilities	5		123		130
Total current liabilities			93,521		64,744
Long-term deferred revenue	11		3,598		6,581
Other non-current liabilities	5		503		560
Total non-current liabilities			4,101		7,141
Total liabilities			97,622		71,885
Equity
Share capital	12		3,474		3,474
Capital surplus	12		27,141		27,164
Other components of equity	12		138		(40)
Retained earnings	12		45,405		13,962
Equity attributable to owners of the Parent Company			76,158		44,560
Non-controlling interest			(606)		(562)
Total equity			75,552		43,998
Total liabilities and equity		~~W~~	173,174	~~W~~	115,883

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2018, 2017 and 2016

	Note	2018		2017		2016
			(In millions of Korean won except per share data)
Revenues	21, 22	~~W~~	286,770	~~W~~	141,623	~~W~~	51,396
Online games—subscription revenue			25,897		36,428		23,065
Online games—royalties and license fees			13,556		16,244		12,867
Mobile games and applications			239,489		82,624		12,041
Character merchandising, animation and other revenue			7,828		6,327		3,423
Cost of revenues	13		210,044		94,234		29,587
Gross profit			76,726		47,389		21,809
Selling, general and administrative expenses	13, 14		(34,820)		(28,012)		(15,977)
Research and development	13		(8,018)		(5,239)		(1,973)
Other income	15		122		165		44
Other expenses	15		(642)		(268)		(69)
Operating profit			33,368		14,035		3,834
Finance income	5, 16		2,073		1,875		1,666
Finance costs	5, 16		(1,002)		(1,452)		(1,673)
Profit before income tax			34,439		14,458		3,827
Income tax expenses	17		3,053		1,144		3,240
Profit for the year		~~W~~	31,386	~~W~~	13,314	~~W~~	587
Other comprehensive income (loss)
Items that may be subsequently reclassified to income or loss
Foreign currency translation adjustments	12		178		37		(77)
Total comprehensive income for the year		~~W~~	31,564	~~W~~	13,351	~~W~~	510
Profit (loss) attributable to:
Owners of the Parent Company			31,443		13,319		657
Non‑controlling interest			(57)		(5)		(70)
Total comprehensive income attributable to:
Owners of the Parent Company			31,621		13,356		580
Non-controlling interest			(57)		(5)		(70)
Earnings per share (in Korean won)
Basic earnings per share	18	~~W~~	4,525	~~W~~	1,917	~~W~~	95
Diluted earnings per share	18		4,525		1,917		95

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2016, 2017 and 2018

		Attributable to owners of the Parent Company
	Note	Share capital		Capital surplus		Other components of equity		Retained earnings (Accumulated deficit)		Total		Non- Controlling Interest		Total equity
			(In millions of Korean won)
Balance at January 1, 2016		~~W~~	3,474	~~W~~	43,627	~~W~~	—	~~W~~	(16,477)	~~W~~	30,624	~~W~~	(487)	~~W~~	30,137
Total comprehensive income (loss) for the year
Profit (loss) for the year			—		—		—		657		657		(70)		587
Foreign currency translation adjustments	12		—		—		(77)		—		(77)		—		(77)
Total comprehensive income (loss) for the year			—		—		(77)		657		580		(70)		510
Transaction with owners, recognized directly in equity
Disposition of deficit with capital surplus			—		(15,726)		—		15,726		—		—		—
Balance at December 31, 2016			3,474		27,901		(77)		(94)		31,204		(557)		30,647
Balance at January 1, 2017			3,474		27,901		(77)		(94)		31,204		(557)		30,647
Total comprehensive income (loss) for the year
Profit (loss) for the year			—		—		—		13,319		13,319		(5)		13,314
Foreign currency translation adjustments	12		—		—		37		—		37		—		37
Total comprehensive income (loss) for the year			—		—		37		13,319		13,356		(5)		13,351
Transaction with owners, recognized directly in equity
Disposition of deficit with capital surplus			—		(737)		—		737		—		—		—
Balance at December 31, 2017			3,474		27,164		(40)		13,962		44,560		(562)		43,998
Balance at January 1, 2018			3,474		27,164		(40)		13,962		44,560		(562)		43,998
Total comprehensive income (loss) for the year
Profit (loss) for the year			—		—		—		31,443		31,443		(57)		31,386
Foreign currency translation adjustments	12		—		—		178		—		178		—		178
Total comprehensive income (loss) for the year			—		—		178		31,443		31,621		(57)		31,564
Transaction with owners, recognized directly in equity
Equity transaction within consolidation scope			—		(23)		—		—		(23)		13		(10)
Balance at December 31, 2018		~~W~~	3,474	~~W~~	27,141	~~W~~	138	~~W~~	45,405	~~W~~	76,158	~~W~~	(606)	~~W~~	75,552

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2018, 2017 and 2016

	Note	2018		2017		2016
		(In millions of Korean won)
Cash flows from operating activities
Cash generated from operations	19	~~W~~	42,571	~~W~~	28,189	~~W~~	5,213
Interest received			680		554		468
Income taxes paid			(7,279)		(2,607)		(3,187)
Net cash inflow from operating activities			35,972		26,136		2,494
Cash flows from investing activities
Proceeds from lease deposits			—		7		2
Proceeds from short-term loans			3		3		6
Proceeds from disposal of property and equipment	7		69		2		3
Decrease(Increase) in short‑term financial instruments, net			13,000		(500)		(10,500)
Payment of lease deposits			—		(430)		(10)
Purchase of property and equipment	7		(1,141)		(899)		(154)
Purchase of other intangible assets	8		(1,108)		(1,165)		(14)
Net cash inflow(outflow) in investing activities			10,823		(2,982)		(10,667)
Cash flows from financing activities
Repayment of lease liabilities			(197)		—		—
Net cash outflow in financing activities			(197)		—		—
Effect of exchange rate changes on cash and cash equivalents			358		(779)		(16)
Net increase (decrease) in cash and cash equivalents			46,956		22,375		(8,189)
Cash and cash equivalents at beginning of the year			39,095		16,720		24,909
Cash and cash equivalents at end of the year		~~W~~	86,051	~~W~~	39,095	~~W~~	16,720

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

Gravity has four subsidiaries. NeoCyon, Inc. operate in the Republic of Korea, Gravity Interactive, Inc., operates in the United States, Gravity Entertainment Corporation operates in Japan and Gravity Communications Co.,Ltd. operates in Taiwan. Gravity has a local branch in Taiwan.

Gravity Games Corporation was excluded from the consolidation during the year ended December 31, 2018 due to liquidation.

On April 1, 2008, GungHo Online Entertainment, Inc. became a majority shareholder by acquiring 52.39% of the voting shares from Heartis Inc., the former majority shareholder, and also acquired an additional 6.92% of voting shares on June 23 and June 24, 2008. As of December 31, 2018, GungHo Online Entertainment, Inc. has majority ownership and voting rights (59.31%) over the Gravity.

Consolidated Subsidiaries

The accompanying consolidated financial statements include the accounts of Gravity and the consolidated subsidiaries (collectively referred to as the “Company”). Details of the consolidated subsidiaries as of December 31, 2018 and 2017 are as follows:

		Ownership interest held by the Gravity (%)
Subsidiary	Location	2018	2017	Main business
NeoCyon, Inc.(*1)	Korea	98.73%	96.11%	Mobile game development and service
Gravity Interactive, Inc	U.S.A.	100.00%	100.00%	Online and mobile game services
Gravity Games Corp(*2)	Korea	-%	85.50%	Online game development
Gravity Entertainment Corp	Japan	100.00%	100.00%	Animation production, distribution, and game services
Gravity Communications Co., Ltd.(*3)	Taiwan	100.00%	-%	Online and mobile game services

(*1)	In 2018, the Company additionally acquired the share capital of NeoCyon, Inc. through additional capital increase.
(*2)	Gravity Games Corp. was excluded from the consolidation during the year ended December 31, 2018 due to liquidation.
(*3)	Gravity Communications Co.,Ltd. was newly established in 2018.

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

Changes in Accounting Policies and Disclosures

New and amended standards adopted by the Company

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2018. The amendment does not have a significant impact on the financial statements.

(i) Amendment to IAS 28 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure each investment separately at fair value through profit or loss in accordance with IFRS 9. The amendment does not have a significant impact on the financial statements because the Company is not a venture capital organization.

(ii) Amendment to IAS 40 Transfers of Investment Property

The amendment to IAS 40 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence, and the list of evidence for a change of use in the standard was re-characterized as a non-exclusive list of example. The amendment does not have a significant impact on the financial statements.

Amendment to IFRS 2 Share-based Payment

Amendments to IFRS 2 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Amendments also clarify that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The amendment does not have a significant impact on the financial statements.

Enactment of IFRIC Interpretation 22 Foreign Currency Transaction and Advance Consideration

According to the enactment, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The enactment does not have a significant impact on the financial statements.

IFRS 9 Financial Instruments

The Company has applied IFRS 9 Financial Instruments on January 1, 2018, the date of initial application. In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated, and the differences between previous book amounts and book amounts at the date of initial application are recognized to retained earnings (or equity). Application of IFRS 9 does not have a significant impact on the financial statements.

IFRS 15 Revenue from Contracts with Customers

The Company has applied to apply IFRS 15 Revenue from Contracts with Customers. In accordance with the transition provisions in IFRS 15, comparative figures have not been restated. The Company elected the modified retrospective approach, and recognized the cumulative impact of initially applying the revenue standard as an adjustment to retained earnings (or equity) as at January 1, 2018, the period of initial application. Application of IFRS 15 does not have a significant impact on the financial statements.

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

Cash and cash equivalents

Cash and cash equivalents consist of cash held, bank deposits and floating short-term investment assets that are highly liquid monetary financial instruments with an expiration date of less than three months upon acquisition.

Financial Assets

Classification

From January 1, 2018, the Company classifies its financial assets in the following measurement categories:

☐  those to be measured at fair value through profit or loss

☐  those to be measured at fair value through other comprehensive income, and

☐  those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Company reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of equity instruments not elected as equity investment at fair value through other comprehensive income will be recognized in profit or loss.

Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

(i) Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. The Company classifies its debt instruments into one of the following three measurement categories:

☐  Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

☐  Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or costs’ and impairment losses are presented in ‘other non-operating expenses’.

☐  Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘other non-operating income or expenses’ in the year in which it arises.

(ii) Equity instruments

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments, which held for long-term investment or strategic purpose, in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continue to be recognized in profit or loss as ‘finance income’ when the right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘other income and expenses’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

Impairment

The Company assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there  has been a significant increase in credit risk. For trade receivables and lease receivables, the Company applies the simplified approach, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables.

Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets  have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

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

The Company amortizes intangible assets with a definite useful life using the straight-line method over the following periods:

Software	2 ~ 3 years
Industrial property rights	10 years
License	2 years
Other intangible assets	3 years

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

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘account payables’, ‘other current liabilities’ and ‘other non-current liabilities’ in the consolidated statement of financial position.

Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss

Provisions

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

As of December 31, 2018 and 2017, there are no material provision balances on the consolidated statements of financial position.

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

Revenue Recognition

The Company has applied IFRS 15 Revenue from Contracts with Customers on January 1, 2018, the date of initial application.

The Company derives revenue principally from online and mobile subscription revenues from Ragnarok Online and Ragnarok Online intellectual property (“IP”)-based games paid by users in Korea, Taiwan and South-East Asia regions, and royalties and license fees paid by the licensees of the Company in overseas markets.

Online games—subscription revenue

The Company recognizes online  subscription revenue players make use of in-game premium features.

Players can access games free of charge, but may purchase game points to acquire in-game premium features. Subscription revenue consists of revenues from (i) micro-transactions, and (ii) subscription fees from Internet cafés. Micro-transaction fees for consumable in-game items are deferred when purchased, and then recognized as revenue as they are used in the games while permanent in-game items are recognized ratably as revenues over the estimated life cycle of game users. Prepaid subscription fees from Internet cafés are deferred and recognized as revenue on a monthly basis based on actual hours used.

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

Mobile games and applications revenue

Mobile games and applications revenue consists of revenues from (i) micro-transactions that users purchase in cases where the Company directly provides mobile game services to users; (ii) royalties and license fees from licensees to which the Company licenses the right to distribute, promote, and market its local version of mobile games in overseas countries (“game licensing contracts”); (iii) royalties and license fees from licensees to which the Company licenses the right to use the original game and intellectual property to develop new games and distribute, promote, and market those newly developed games (“IP licensing contracts”); revenues from (iv) contract development services provided by the Company to third parties, such as developing games embedded in mobile phones, mobile applications, and sound for mobile phones and appliances; revenues from (v) mobile games operation services for third parties.

Revenues from (i) micro-transactions and (ii) royalties and license fees from licensees for game licensing contracts are recognized in line with those of Online games. Revenue from (iii) royalties and license fees from licensees for IP licensing contracts are recognized over time, from initial IP delivery date to expiration date of contract. The nature of granting IP license is considered as a promise to provide a right to access. The accounting treatment of running royalty revenue is the same as that of game licensing contracts. Revenues from (iv) mobile application development services are recognized over time by measuring progress towards complete satisfaction of a performance obligation. The progress is measured by reference to the costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract. Revenues from (v) mobile games operation service are recognized over time as the customer simultaneously receives and consumes the benefits provided by the Company. The progress is measured by reference to the labor hours, which are expended evenly throughout the contract period.

Character merchandising, animation and other revenue

Character merchandising, animation and other revenue consists of revenue from sales of console games, game character merchandising, animation and other services, including sales of goods related to mobile phones and website development and operation services for third parties.

Cost deferral

The Company pays platform processing fees to operate mobile games on third party platforms. These fees are charged for the game users’ purchases in cash, and are considered as the incremental cost which is required to be capitalized. The Company records these costs as prepaid expense and amortizes them to costs of revenue in accordance with the related revenue recognition of the services provided to the game user.

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

Basic earnings per share is calculated by dividing profit attributable to owners of the Parent by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding, increased by common stock equivalents. However, for the years ended December 31, 2018 and 2017, there have been no common stock equivalents outstanding.

Approval of the Financial Statements

The 2018 consolidated financial statements were approved by the Board of Directors on April 26, 2019.

New standards and interpretations not yet adopted by the Company

Certain new accounting standards and interpretations that have been published but are not mandatory for the annual reporting period commencing January 1, 2018 and have not been early adopted by the Company are set out below.

(i) IFRS 16 Leases

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

The Company plans to apply IFRS 16 retrospectively with the cumulative effect of initially applying the standard as at January 1, 2019. The Company will not restate any comparative information. Instead, the cumulative effect of applying the standard will be recognized as an adjustment to the opening balance of retained earnings at the date of initial application.

In order to prepare for the adoption of IFRS 16, the Company performed an impact assessment to identify potential financial effects of applying IFRS 16. The Company is analyzing the effects on the financial statements based on available information as of December 31, 2018 to identify effects on 2018 financial statements.

The total minimum lease payment expected to be paid by the Group in relation to operating leases before discounted to their present value is Won 4,726 million. When the payment is discounted at incremental borrowing rate of the lessee, the total minimum lease payment amounts to Won 4,358 million. For a contract that is, or contains, a lease, the Company plans to account for each lease component within the contract as a lease separately from non-lease components of the contract.

The lease expenses currently recognized in the statement of comprehensive income will be replaced by depreciation on assets and interest expenses from the compounding of lease liabilities. Payments for the repayment of lease liabilities and payments relating to the interest portion of the lease liability will be allocated to cash flow from financing activities. The impact of adoption on net profit and cash flows from operating activities and financing activities is expected to be immaterial.

(ii) IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

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

Deferred tax assets

The Company recognizes a previously unrecognized deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be recovered. The Company considered its performance, general economic environment, projected future taxable income, periods available to deduct tax loss carryforwards and tax credit carryforwards, etc. Deferred tax assets are dependent on future taxable income in specific tax jurisdictions during the periods in which temporary differences are deductible. The amount of deferred tax assets may be different if the Company does not generate estimated future taxable income during the carry forward periods as originally expected.

4. Cash and Cash equivalents

(1) Cash and cash equivalents as of December 31, 2018 and 2017 consist of the following:

	December 31, 2018		December 31, 2017
	(In millions of Korean won)
Deposits in banks	~~W~~	48,005	~~W~~	24,431
Money market instruments		38,046		14,664
Total	~~W~~	86,051	~~W~~	39,095

(2) Restricted cash included in cash and cash equivalents as of December 31, 2018 and 2017 are as follows:

	December 31, 2018		December 31, 2017
	(In millions of Korean won)
Credit card deposits	~~W~~	—	~~W~~	20

5. Financial instruments

(1) Financial assets and liabilities by category, as of December 31, 2018 and 2017 are as follows:

	December 31, 2018		December 31, 2017
	Financial assets at amortized cost		Loans and receivables
Financial assets	(In millions of Korean won)
Cash and cash equivalents	~~W~~	86,051	~~W~~	39,095
Short-term financial instruments		9,500		22,500
Accounts receivables		60,664		42,168
Other receivables		255		698
Other current assets		191		155
Other non-current financial assets		1,494		1,394
Total	~~W~~	158,155	~~W~~	106,010

	Financial liabilities at amortized cost		Financial liabilities at amortized cost
Financial liabilities
Accounts payables	~~W~~	71,928	~~W~~	44,410
Accrued expenses		16		322
Other current liabilities		113		107
Other non-current liabilities		34		141
Total	~~W~~	72,091	~~W~~	44,980

Other current assets include short-term loans and accrued interest. Other non-current financial assets include leasehold deposits, other deposits, and long-term loans. Other non-current liabilities include capital lease payables.

(2) Net Gains or Losses by Category of Financial Instruments

Net gains or losses by each category of financial instruments for the periods ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017		2016
Financial assets at amortized cost	(In millions of Korean won)
Interest income	~~W~~	819	~~W~~	554	~~W~~	522
Gains on foreign currency transactions		159		231		759
Financial liabilities at amortized cost
Income(losses) on foreign currency transactions		105		(349)		(1,289)

(3) The carrying amount and fair value of financial instruments as of December 31, 2018 and 2017 are as follows:

	December 31, 2018
	Carrying value		Fair value
Financial assets	(In millions of Korean won)
Cash and cash equivalents	~~W~~	86,051	~~W~~	86,051
Short-term deposits not classified as cash equivalents		9,500		9,500
Accounts receivables		60,664		(*	)
Other receivables		255		(*	)
Other current assets		191		(*	)
Other non-current financial assets		1,494		(*	)
Total	~~W~~	158,155
Financial liabilities
Accounts payables	~~W~~	71,928		(*	)
Accrued expenses		16		(*	)
Other current liabilities		113		(*	)
Other non-current liabilities		34		(*	)
Total	~~W~~	72,091

	December 31, 2017
	Carrying value		Fair value
Financial assets	(In millions of Korean won)
Cash and cash equivalents	~~W~~	39,095	~~W~~	39,095
Short-term deposits not classified as cash equivalents		22,500		22,500
Accounts receivables		42,168		(*	)
Other receivables		698		(*	)
Other current assets		155		(*	)
Other non-current financial assets		1,394		(*	)
Total	~~W~~	106,010
Financial liabilities
Accounts payables	~~W~~	44,410		(*	)
Accrued expenses		322		(*	)
Other current liabilities		107		(*	)
Other non-current liabilities		141		(*	)
Total	~~W~~	44,980

(*) As the carrying amount is a reasonable approximation of fair value due to the short maturity of the instrument, it is excluded from fair value disclosure.

(4) The fair value hierarchy of the Company’s financial instruments at fair values as of December 31, 2018 and 2017 is as follows:

	December 31, 2018
	Level 1		Level 2		Level 3		Total
	(In millions of Korean won)
Cash and cash equivalents	~~W~~	48,005	~~W~~	38,046	~~W~~	—	~~W~~	86,051
Short-term financial instruments	~~W~~	5,500	~~W~~	4,000	~~W~~	—	~~W~~	9,500

	December 31, 2017
	Level 1		Level 2		Level 3		Total
		(In millions of Korean won)
Cash and cash equivalents	~~W~~	24,431	~~W~~	14,664	~~W~~	—	~~W~~	39,095
Short-term financial instruments	~~W~~	11,000	~~W~~	11,500	~~W~~	—	~~W~~	22,500

Fair value measurements are categorized into Level 1, 2 or 3 as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date;
•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 inputs are unobservable inputs for the asset or liability.

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

6. Accounts and Other Receivables

(1) Accounts and other receivables as of December 31, 2018 and 2017 are as follows:

	December 31, 2018		December 31, 2017
	(In millions of Korean won)
Accounts receivables
Non-related party	~~W~~	59,633	~~W~~	41,516
Related party		1,053		775
Deduction : Allowance for doubtful receivables		(22)		(123)
Total	~~W~~	60,664	~~W~~	42,168

	December 31, 2018		December 31, 2017
	(In millions of Korean won)
Other receivables
Non-related party	~~W~~	339	~~W~~	744
Related party		—		—
Deduction : Allowance for doubtful receivables		(84)		(46)
Total	~~W~~	255	~~W~~	698

The above accounts and other receivables are classified as loans and receivables, and are measured at amortized cost.

(2) Aging analysis of accounts and other receivables as of December 31, 2018 and 2017 are as follows

	December 31, 2018		December 31, 2017
	(In millions of Korean won)
Accounts receivables
Receivables not past due	~~W~~	60,642	~~W~~	42,146
Past due but not impaired		22		22
Impaired		22		123
Total	~~W~~	60,686	~~W~~	42,291

	December 31, 2018		December 31, 2017
	(In millions of Korean won)
Other receivables
Receivables not past due	~~W~~	255	~~W~~	698
Past due but not impaired		—		—
Impaired		84		46
Total	~~W~~	339	~~W~~	744

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

(3) Changes in allowance for doubtful accounts for the years ended December 31, 2018, 2017 and 2016 are as follows

Accounts receivables	2018		2017			2016
	(In millions of Korean won)
Beginning of the year	~~W~~	123	~~W~~	126	~~W~~	125
(Reversal of) Bad debt expenses		55		(3)		1
Write-off		(156)		—		—
End of the year	~~W~~	22	~~W~~	123	~~W~~	126

Other receivables	2018		2017			2016
	(In millions of Korean won)
Beginning of the year	~~W~~	46	~~W~~	45	~~W~~	47
(Reversal of) Bad debt expenses		40		1		(2)
Write-off		(2)		—		—
End of the year	~~W~~	84	~~W~~	46	~~W~~	45

In assessing the recoverability of accounts receivables, the Company considers changes in the credit rating of accounts receivables from the commencement of the credit to the end of the reporting period.

7. Property and equipment

(1) Property and equipment as of December 31, 2018 and 2017 are as follows

	December 31, 2018
	(In millions of Korean won)
	Acquisition price		Accumulated Depreciation		Book amount
Machinery	~~W~~	7,125	~~W~~	(6,237)	~~W~~	888
Office equipment		1,924		(1,440)		484
Leasehold improvements		1,124		(998)		126
Total	~~W~~	10,173	~~W~~	(8,675)	~~W~~	1,498

	December 31, 2017
	(In millions of Korean won)
	Acquisition price		Accumulated Depreciation		Book amount
Machinery	~~W~~	6,795	~~W~~	(6,141)	~~W~~	654
Office equipment		1,867		(1,702)		165
Leasehold improvements		1,081		(954)		127
Total	~~W~~	9,743	~~W~~	(8,797)	~~W~~	946

(2) Changes in property and equipment for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018
	Machinery		Office equipment		Leasehold improvements		Total
	(In millions of Korean won)
Beginning of the year	~~W~~	654	~~W~~	165	~~W~~	127	~~W~~	946
Acquisition		550		472		119		1,141
Depreciation		(297)		(133)		(115)		(545)
Disposal		(32)		(22)		(5)		(59)
Translation differences		13		2		—		15
End of the year	~~W~~	888	~~W~~	484	~~W~~	126	~~W~~	1,498

	2017
	Machinery		Office equipment		Leasehold improvements		Total
	(In millions of Korean won)
Beginning of the year	~~W~~	231	~~W~~	103	~~W~~	144	~~W~~	478
Acquisition		617		165		117		899
Depreciation		(174)		(103)		(98)		(375)
Disposal		—		(1)		(37)		(38)
Translation differences		(20)		1		1		(18)
End of the year	~~W~~	654	~~W~~	165	~~W~~	127	~~W~~	946

	2016
	Machinery		Office equipment		Leasehold improvements		Total
	(In millions of Korean won)
Beginning of the year	~~W~~	337	~~W~~	156	~~W~~	157	~~W~~	650
Acquisition		73		55		42		170
Depreciation		(178)		(106)		(56)		(340)
Disposal		(1)		(1)		—		(2)
Translation differences		—		(1)		1		—
End of the year	~~W~~	231	~~W~~	103	~~W~~	144	~~W~~	478

(3) The depreciation expenses recognized in the statements of comprehensive income for the years ended December 31, 2018, 2017 and 2016 are as follows

	2018		2017		2016
	(In millions of Korean won)
Cost of revenue	~~W~~	260	~~W~~	182	~~W~~	223
Selling, general and administrative expenses		233		150		99
Research and development		52		43		18
Total	~~W~~	545	~~W~~	375	~~W~~	340

(4) As of the end of the reporting period, there are no tangible assets of the Company that are pledged as collateral for the Company’s debts.

8. Intangible assets

(1) Intangible assets as of December 31, 2018 and 2017 are as follows:

	December 31, 2018
	(In millions of Korean Won)
	Acquisition price		Accumulated amortization(*)		Book amount
Software	~~W~~	11,341	~~W~~	(10,350)	~~W~~	991
Industrial property rights		533		(461)		72
Other intangible assets		3,410		(3,310)		100
Total	~~W~~	15,284	~~W~~	(14,121)	~~W~~	1,163

	December 31, 2017
	(In millions of Korean Won)
	Acquisition price		Accumulated amortization(*)		Book amount
Software	~~W~~	10,536	~~W~~	(10,472)	~~W~~	64
Industrial property rights		517		(440)		77
Other intangible assets		3,331		(2,436)		895
Total	~~W~~	14,384	~~W~~	(13,348)	~~W~~	1,036

(*)Includes accumulated impairment losses.

(2) Changes in intangible assets for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018
	(In millions of Korean won)
	Software		Industrial property rights			License		Other intangible assets	Total
Beginning of the year	~~W~~	64	~~W~~	77	~~W~~	843	~~W~~	52	~~W~~	1,036
Acquisitions		1,523		16		78		—		1,617
Amortization		(597)		(21)		(241)		(9)		(868)
Disposals		—		—		—		—		—
Impairment*		—		—		(623)		—		(623)
Translation differences		1		—		—		—		1
End of the year	~~W~~	991	~~W~~	72	~~W~~	57	~~W~~	43	~~W~~	1,163

	2017
	(In millions of Korean won)
	Software		Industrial property rights			License	Other intangible assets		Total
Beginning of the year	~~W~~	115	~~W~~	89	~~W~~	—	~~W~~	30	~~W~~	234
Acquisitions		36		12		1,104		25		1,177
Amortization		(87)		(24)		(31)		(3)		(145)
Disposals		—		—		—		—		—
Impairment		—		—		(230)		—		(230)
Translation differences		—		—		—		—		—
End of the year	~~W~~	64	~~W~~	77	~~W~~	843	~~W~~	52	~~W~~	1,036

	2016
	(In millions of Korean won)
	Software		Industrial property rights			License	Other intangible assets		Total
Beginning of the year	~~W~~	233	~~W~~	109	~~W~~	—	~~W~~	50	~~W~~	392
Acquisitions		13		9		—		—		22
Amortization		(131)		(24)		—		(21)		(176)
Disposals		—		—		—		—		—
Impairment		—		(5)		—		—		(5)
Translation differences		—		—		—		1		1
End of the year	~~W~~	115	~~W~~	89	~~W~~	—	~~W~~	30	~~W~~	234

(*)The Company recognized an impairment loss of Won 623 million in the mobile segment as the carrying amount of the license exceeds its fair value less cost of disposal.

(3) Details of amortization of intangible assets for the years ended December 31, 2018, 2017 and 2016 are as follows

	2018		2017		2016
	(In millions of Korean won)
Cost of revenue	~~W~~	251	~~W~~	40	~~W~~	94
Selling, general and administrative expenses		581		68		53
Research and development		36		37		29
Total	~~W~~	868	~~W~~	145	~~W~~	176

9. Retirement benefits

For the years ended December 31, 2018, 2017 and 2016, the amount of Won 1,546 million, Won 1,219 million and Won 1,646 million was recognized as expenses related to the defined contribution plan.

10. Commitments and contingent liabilities

As of December 31, 2018, the Company has outstanding license agreements for Ragnarok Online with GungHo Online Entertainment, Inc. (Note 22) and other 5 companies internationally. Under the contractual terms set forth in these agreements, the Company granted non-transferable and exclusive right to maintain and operate Ragnarok Online and receives royalties ranging from 20% to 40% of each licensee’s revenues.

In March 2016, Gravity and Shanghai The Dream Network Technology Co., Ltd. entered the agreement to grant an exclusive right to develop mobile games and web games in China based on the contents of Ragnarok Online and distribute such games for 5 years. Under the terms of this agreement, the Company has a right to collect royalties that exceed the minimum royalty guarantee.

The Company has signed game licensing agreements with a number of external game developers to secure exclusive rights to games developed by third parties. The license fees are capitalized within other intangible assets and minimum guarantees for royalties are included in other non-current assets. In relation to these licensing agreements, although not included in debt as of December 31, 2018 and 2017, the amounts of the Purchase obligations were Won 1,089 million and Won 1,436 million, respectively.

As of December 31, 2018, the Company has entered into lease agreements with its head office, its overseas branch, and its subsidiaries.

Future minimum lease payments as of December 31, 2018 and 2017 are as follows:

	December 31, 2018		December 31, 2017
	(In millions of Korean won)
Within a year	~~W~~	2,592	~~W~~	2,333
Over a year and within three years		2,738		358
Total	~~W~~	5,330	~~W~~	2,691

Operating lease expenses incurred under these operating lease for the years ended December 31, 2018, 2017 and 2016 are Won 2,604 million, Won 2,205 and Won 1,921 million, respectively.

11. Assets and liabilities related to contracts with customers

(1) Assets and liabilities related to contracts with customers as of December 31, 2018 and January 1, 2018 are as follows:

	December 31, 2018		January 1, 2018
	(In millions of Korean won)
Incremental costs of obtaining a contract (Prepaid Expense)
Incremental costs of obtaining a contract	~~W~~	2,036	~~W~~	2,231

	December 31, 2018		January 1, 2018
	(In millions of Korean won)
Contract liabilities (Deferred Revenue)
Subscription revenue	~~W~~	12,017	~~W~~	12,409
Licensing contract		7,223		10,244
Website & Application development		834		28
Total	~~W~~	20,074	~~W~~	22,681

(2) Changes in contract liabilities for the year ended December 31, 2018

 Revenue recognized during the year, from the contract liability balance at January 1, 2018, was 15,998 million, 71% of the contract liability balance at January 1, 2018. There was no revenue recognized during the year ended December 31, 2018 related to the performance obligations satisfied in the year ended December 31, 2017.

(3) Unsatisfied performance obligations relate to the contracts with customers for the year ended December 31, 2018 are as follows:

	December 31, 2018
	(In millions of Korean won)
Subscription revenue	~~W~~	12,017
Licensing contract		7,223
Website/Application development		834
Total	~~W~~	20,074

Management expects to recognize 82% (Won 16,476 million) of the transaction price allocated to the contract that has not been performed as of the end of the reporting period as revenue for the next reporting period. The remaining 18% (Won 3,598 million) will be recognized as revenue after the next fiscal year.

(4) Assets recognized from incremental costs of obtaining a contract as of December 31, 2018 and the amount of amortization recognized for the year ended December 31, 2018 are as follows:

	December 31, 2018
	(In millions of Korean won)
Incremental costs of obtaining a contract	~~W~~	2,036
Amortization costs recognized as cost of revenue		2,231

12. Capital

(1) Details of common shares as of December 31, 2018, 2017 and 2016 are as follows:

	2018		2017		2016
		(In Korean won and number of shares)
Shares authorized		40,000,000		40,000,000		40,000,000
Par value	~~W~~	500	~~W~~	500	~~W~~	500
Number of shares issued		6,948,900		6,948,900		6,948,900
Common shares	~~W~~	3,474,450,000	~~W~~	3,474,450,000	~~W~~	3,474,450,000

(2) Details of capital surplus as of December 31, 2018, 2017 and 2016 are as follows:

	2018		2017		2016
		(In millions of Korean won)
Additional paid in capital	~~W~~	25,335	~~W~~	25,358	~~W~~	26,095
Other capital surplus		1,806		1,806		1,806
Total	~~W~~	27,141	~~W~~	27,164	~~W~~	27,901

(3) Details of other components of equity as of December 31, 2018, 2017 and 2016 are as follows:

	2018		2017		2016
		(In millions of Korean won)
Foreign currency translation adjustments, net of tax	~~W~~	138	~~W~~	(40)	~~W~~	(77)

(4) Details of retained earnings (accumulated deficit) as of December 31, 2018, 2017 and 2016 are as follows:

	2018		2017		2016
		(In millions of Korean won)
Unappropriated retained earnings (accumulated deficit)	~~W~~	45,405	~~W~~	13,962	~~W~~	(94)

(5) According to Gravity's Articles of Incorporation, Gravity may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as of December 31, 2018, 2017 and 2016.

13. Classification of expenses by nature

Expenses classified by nature for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017			2016
		(In millions of Korean won)
Advertising expenses	~~W~~	17,263	~~W~~	12,525	~~W~~	2,411
Fees and commissions		195,173		83,356		17,473
Operating lease expenses		2,604		2,205		1,921
Outsourcing expenses		6,176		5,189		3,230
Salaries		23,137		17,847		16,116
Expenses related to defined contribution plans		1,546		1,219		1,646
Employee benefits		2,655		2,169		1,988
Depreciation		545		375		340
Amortization		868		145		176
Other expenses		2,915		2,455		2,236
Total(*)	~~W~~	252,882	~~W~~	127,485	~~W~~	47,537

*Total cost of revenue, selling, general and administrative expenses, and research and development per the statement of comprehensive income.

14. Selling, general and administrative expenses

Selling, general and administrative expenses for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017		2016
		(In millions of Korean won)
Advertising expenses	~~W~~	17,263	~~W~~	12,525	~~W~~	2,411
Fees and commissions		5,727		6,594		5,955
Operating lease expenses		941		686		627
Salaries		7,080		5,468		4,650
Expenses related to defined contribution plans		387		357		440
Employee benefits		1,140		919		845
Depreciation		233		150		99
Amortization		581		68		53
Other expenses		1,468		1,245		897
Total	~~W~~	34,820	~~W~~	28,012	~~W~~	15,977

15. Other income and expenses

(1) Other income for the years ended December 31, 2018 2017 and 2016 are as follows:

	2018		2017			2016
		(In millions of Korean won)
Gain on disposal of property and equipment	~~W~~	16	~~W~~	2	~~W~~	2
Miscellaneous gain		106		163		42
Total	~~W~~	122	~~W~~	165	~~W~~	44

(2) Other expenses for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017			2016
		(In millions of Korean won)
Loss on retirement and disposal of property and equipment	~~W~~	5	~~W~~	37	~~W~~	—
Impairment loss on intangible assets		623		230		5
Miscellaneous loss		14		1		64
Total	~~W~~	642	~~W~~	268	~~W~~	69

16. Finance income and costs

Finance income and costs for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017			2016
		(In millions of Korean won)
Finance income
Interest income	~~W~~	819	~~W~~	554	~~W~~	522
Unrealized foreign currency gain		81		288		269
Gain on foreign currency transaction		1,173		1,033		875
Total	~~W~~	2,073	~~W~~	1,875	~~W~~	1,666
Finance costs
Unrealized foreign currency loss	~~W~~	99	~~W~~	671	~~W~~	765
Loss on foreign currency transaction		891		768		908
Others		12		13		—
Total	~~W~~	1,002	~~W~~	1,452	~~W~~	1,673

17. Income Taxes

(1) The details of income tax expense for the years ended December 31, 2018, 2017 and 2016  are as follows:

	2018		2017			2016
		(In millions of Korean won)
Current tax expense	~~W~~	7,430	~~W~~	4,180	~~W~~	3,240
Deferred tax expense (benefit)		(4,377)		(3,036)		—
Income tax expense	~~W~~	3,053	~~W~~	1,144	~~W~~	3,240

(2) Reconciliation between actual income tax expense and the amount computed by applying applicable tax rate to profit before tax for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017			2016
		(In millions of Korean won)
Profit before income tax	~~W~~	34,439	~~W~~	14,458	~~W~~	3,827
Income tax using the statutory tax rate of each country		8,994		3,232		700
Adjustments
Non-deductible expenses		62		136		37
Foreign taxes paid but not utilized as tax credit		5,196		3,963		2,819
Utilization of previously unrecognized deferred tax asset		(5,347)		(3,307)		—
Reassessment of previously unrecognized deferred tax assets		(6,265)		(3,036)		—
Effect of change foreign currency exchange rate		(221)		495		(114)
Others		634		(339)		(202)
Total adjustments		(5,941)		(2,088)		2,540
Income tax expense	~~W~~	3,053	~~W~~	1,144	~~W~~	3,240
Effective tax rate		9%		8%		85%

The weighted average applicable tax rate of the Company was 24.4% (2017: 22.4%). The increase is mainly due to a change in the taxable income of the consolidated entities in the respective countries.

(3) Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2018 and 2017 are as follows:

	December 31, 2018						December 31, 2017
	Beginning balance		Increase (decrease)		Ending balance		Beginning balance		Increase (decrease)		Ending balance
		(In millions of Korean won)						(In millions of Korean won)
Deferred income tax on temporary differences
Deferred tax assets
Intangible assets	~~W~~	89	~~W~~	155	~~W~~	244	~~W~~	198	~~W~~	(109)	~~W~~	89
Other non-current assets		49		(41)		8		110		(61)		49
Accounts payables		1,440		3,260		4,700		590		850		1,440
Accrued expenses		88		16		104		51		37		88
Deferred revenue		812		126		938		(20)		832		812
Allowance for doubtful account		217		40		257		271		(54)		217
Other non-current liabilities		40		6		46		32		8		40
Investments in subsidiaries		2,747		(2,747)		—		2,747		—		2,747
Others		28		(45)		(17)		68		(40)		28
Deferred tax liabilities
Foreign taxes paid		(13)		38		25		(13)		—		(13)
Property and equipment		(32)		13		(19)		38		(70)		(32)
Sub Total		5,465		821		6,286		4,072		1,393		5,465
Deferred tax asset for tax losses carryforwards		14,002		(10,133)		3,869		20,662		(6,660)		14,002
Deferred tax asset for tax credits		8,090		(2,406)		5,684		6,697		1,393		8,090
Unrecognized deferred tax assets		(24,521)		16,095		(8,426)		(31,431)		6,910		(24,521)
Deferred tax assets	~~W~~	3,036	~~W~~	4,377	~~W~~	7,413	~~W~~	—	~~W~~	3,036	~~W~~	3,036

Unrecognized deferred tax assets are reassessed by taking into consideration various factors such as the Company's performance, the overall economic environment and industry outlook, expected future earnings and tax credits, As of December 31, 2018, the Company has recognized deferred tax assets related to temporary differences, tax loss carryforward and tax credit carryforwards, which can be utilized based on the likelihood of future taxable income. This amount may change if the estimate of future taxable income changes.

(4) Details of unused tax loss carryforwards and unused tax credit carryforwards that are not recognized as deferred income tax assets as of December 31, 2018 are as follows:

Year of expiration	Unused loss carryforwards		Unused tax credit carryforwards
2019	~~W~~	—	~~W~~	298
2020		—		212
2021		—		175
2022		—		163
2023		1,043		521
After 2023		7,678		—
Total	~~W~~	8,721	~~W~~	1,369

Temporary differences of Won 18,453 million, and Won 10,325 million are not recognized as deferred income tax assets as of December 31, 2018 and 2017. Temporary difference of Won 25,536 million, and Won 13,052 relating to investments in subsidiaries are not recognized as deferred tax assets as of December 31, 2018, and 2017, respectively, as they are only realized in the event of disposal of the subsidiary. No such disposal is expected in the foreseeable future.

18. Earnings per Share

Basic earnings per share is calculated by dividing the profit attributable to owners of the Parent by the weighted average number of common shares outstanding each year.

(1) Basic earnings per share

	2018		2017		2016
		(In millions of Korean won, except per share data)
Profit attributable to owners of the Parent	~~W~~	31,443	~~W~~	13,319	~~W~~	657
Weighted average outstanding shares of common shares		6,948,900		6,948,900		6,948,900
Basic earnings per share	~~W~~	4,525	~~W~~	1,917	~~W~~	95

(2) Diluted earnings per share

As of and for the years ended December 31, 2018, 2017 and 2016, the Company does not have dilutive potential ordinary shares outstanding. Accordingly, the diluted earnings per share for the years ended December 31, 2018, 2017 and 2016 are the same as the basic earnings per share.

19. Statements of cash flows

(1) Cash generated from operations for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017		2016
		(In millions of Korean won)
Profit for the year	~~W~~	31,386	~~W~~	13,314	~~W~~	587
Depreciation expense		545		375		340
Amortization expense		868		145		176
Bad debt expenses		151		74		1
Unrealized foreign currency loss		99		671		765
Loss on retirement and disposal of property and equipment		5		37		—
Impairment losses on intangible assets		623		230		5
Post-employment benefit expense		50		164		(19)
Income tax expense		3,053		1,144		3,240
Unrealized foreign currency gain		(81)		(288)		(269)
Interest income		(819)		(554)		(522)
Gain on disposal of property and equipment		(16)		(2)		(2)
Change in accounts receivables		(18,573)		(27,786)		(6,363)
Change in other receivables		406		12		(445)
Change in prepaid expenses		544		(1,390)		(186)
Change in other current assets		192		(400)		259
Change in other non-current assets		(1,137)		(449)		(825)
Change in accounts payables		27,319		35,046		1,709
Change in deferred revenue		(2,707)		1,980		1,304
Change in withholdings		580		1,239		11
Change in accrued expenses		(7)		187		(85)
Change in other current liabilities		(13)		68		(5)
Change in long-term deferred revenue		100		4,111		5,537
Change in other non-current liabilities		—		261		—
Total	~~W~~	42,571	~~W~~	28,189	~~W~~	5,213

(2) Significant non-cash transactions for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017		2016
	(In millions of Korean won)
Reclassification of other non-current assets to property and equipment	~~W~~	—	~~W~~	—	~~W~~	16
Reclassification of other non-current assets to intangible assets		—		12		9
Increase of accounts payables due to software purchasing		226		—		—

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

(1) Capital risk management

The Company's capital management aims to maximize shareholder profits by minimizing capital procurement costs while maintaining the ability to continue as a corporation and to maintain a proper capital structure. The Company manages its capital on the basis of its debt ratio, which is calculated by dividing the total liabilities by total equity. The Company's debt-to-equity ratio as of December 31, 2018 and 2017 are as follows:

	December 31, 2018		December 31, 2017
		(In millions of Korean won)
Total liabilities		97,622		71,885
Total equity	~~W~~	75,552	~~W~~	43,998
Debt-to-equity ratio		129%		163%

(2) Market risk

① Foreign exchange risk

The amount of monetary assets and liabilities denominated in foreign currencies as of the end of the reporting period is as follows:

	December 31, 2018
	Financial assets	Financial liabilities	Financial assets		Financial liabilities
	(In each foreign currency)			(In millions of Korean won)
USD	9,623,496	7,486,441	~~W~~	10,761	~~W~~	8,373
JPY	103,945,453	1,042,657		1,053		11
EUR	359,772	—		460		—
IDR	172,822,025	3,098,944		13		—
THB	34,633	173,389		1		6
TWD	36,311,172	6,597,223		1,328		241
VND	9,270,000	3,243,600		1		—
HKD	2,731	—		—		—
Total			~~W~~	13,617	~~W~~	8,631

	December 31, 2017
	Financial assets	Financial liabilities	Financial assets		Financial liabilities
	(In each foreign currency)			(In millions of Korean won)
USD	33,614,259	31,553,072	~~W~~	36,026	~~W~~	33,815
JPY	93,528,526	294,217		888		3
BRL	161,846	—		52		—
EUR	354,019	—		453		—
IDR	901,342,531	17,291		71		—
THB	334,038	35,317		11		1
TWD	147,972,077	29,537,654		5,315		1,061
VND	84,010,000	22,830,100		397		107
HKD	304,033	4,967		43		1
Total			~~W~~	43,256	~~W~~	34,988

The Company measures foreign exchange risk as a 10% fluctuation in the exchange rate of each foreign currency, which reflects the management's assessment of the risk of exchange rate fluctuation that can be reasonably occur. The impact of a 10% fluctuation in foreign currency exchange rates on the Company’s monetary assets and liabilities as of December 31, 2018, and 2017 are as follows

	December 31, 2018				December 31, 2017
	10% Increase		10% Decrease		10% Increase		10% Decrease
		(In millions of Korean won)
USD	~~W~~	239	~~W~~	(239)	~~W~~	221	~~W~~	(221)
JPY		104		(104)		88		(88)
Others		156		(156)		517		(517)
Total	~~W~~	499	~~W~~	(499)	~~W~~	826	~~W~~	(826)

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

The carrying amount of a financial asset represents the maximum exposure to credit risk. The maximum exposure to credit risk of the Company as of December 31, 2018 and 2017 are as follows

	December 31, 2018		December 31, 2017
		(In millions of Korean won)
Cash and cash equivalents	~~W~~	86,051	~~W~~	39,095
Short-term financial instruments		9,500		22,500
Accounts receivable		60,664		42,168
Other receivable		255		698
Other current assets		191		155
Other non-current financial assets		1,494		1,394
Total	~~W~~	158,155	~~W~~	106,010

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

	December 31, 2018
	Less than 3 months		3 months ~ 1 year		More than 1 year		Total
		(In millions of Korean won)
Accounts payable	~~W~~	70,381	~~W~~	1,547	~~W~~	—	~~W~~	71,928
Accrued expenses		1,031		—		—		1,031
Other liabilities		—		113		34		147
Total	~~W~~	71,412	~~W~~	1,660	~~W~~	34	~~W~~	73,106

	December 31, 2017
	Less than 3 months		3 months ~ 1 year		More than 1 year		Total
		(In millions of Korean won)
Accounts payable	~~W~~	42,790	~~W~~	1,620	~~W~~	—	~~W~~	44,410
Accrued expenses		322		—		—		322
Other liabilities		—		107		141		248
Total	~~W~~	43,112	~~W~~	1,727	~~W~~	141	~~W~~	44,980

The cash flows above are not discounted and the amount due within 12 months is the same as the carrying amount since the effect of the discount is not material.

21. Segment information

(1) The Company’s operating segments

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

The Company assesses the performance of its operating segments based on its operating profit or loss, which does not differ from operating profit reported on the Statement of Comprehensive Income except for inter-segment transactions. Total assets and liabilities for each segment are not reported to CODM. The following information is available for each business segment for the years ended December 31, 2018, 2017 and 2016.

	2018
	Revenue		Depreciation Amortization		Operating profit(*2)
		(In millions of Korean won)
Online	~~W~~	41,288	~~W~~	238	~~W~~	4,286
Mobile		257,364		473		24,795
Others		9,526		715		1,086
Sub total		308,178		1,426		30,167
Inter-segment eliminations(*1)		(21,408)		(12)		3,201
Total	~~W~~	286,770	~~W~~	1,414	~~W~~	33,368

	2017
	Revenue		Depreciation Amortization		Operating profit(loss)(*2)
	(In millions of Korean won)
Online	~~W~~	53,790	~~W~~	222	~~W~~	14,536
Mobile		87,194		268		(2,476)
Others		7,532		36		993
Sub total		148,516		526		13,053
Inter-segment eliminations(*1)		(6,893)		(6)		982
Total	~~W~~	141,623	~~W~~	520	~~W~~	14,035

	2016
	Revenue		Depreciation Amortization		Operating profit(loss)(*2)
		(In millions of Korean won)
Online	~~W~~	36,354	~~W~~	243	~~W~~	11,147
Mobile		14,003		260		(7,515)
Others		4,292		79		301
Sub total		54,649		582		3,933
Inter-segment eliminations(*1)		(3,253)		(66)		(99)
Total	~~W~~	51,396	~~W~~	516	~~W~~	3,834

(* 1) Inter-segment eliminations are reflected as adjustments.

(* 2) Other profit or loss items that do not constitute operating profit (loss) are not separately disclosed because they are not reviewed by the chief operating decision maker by operating segment.

(2) Revenue by geographical regions

Revenue from external customers by country for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017		2016
		(In millions of Korean won)
Korea	~~W~~	80,814	~~W~~	28,708	~~W~~	14,770
Taiwan		98,210		76,121		16,517
Japan		9,767		9,491		9,274
United States of America		10,572		7,774		5,130
Thailand		43,846		6,569		2,262
Philippines		15,539		883		—
Indonesia		9,359		1,075		110
Other		18,663		11,002		3,333
Total	~~W~~	286,770	~~W~~	141,623	~~W~~	51,396

(*) Revenue was attributed to the country based on the customer's location.

(*) Inter-segment eliminations are reflected

Revenue of mobile games and applications from external customers by country for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017		2016
		(In millions of Korean won)
Taiwan	~~W~~	83,770	~~W~~	49,644	~~W~~	1,203
Korea		65,963		17,158		6,506
Thailand		42,159		4,274		3
The Philippines		14,189		—		—
Indonesia		8,850		364		—
United States		6,736		2,634		1,204
China		2,864		3,848		2,098
Others		14,958		4,702		1,027
Total	~~W~~	239,489	~~W~~	82,624	~~W~~	12,041

(*) Revenue was attributed to the country based on the customer's location.

(*) Inter-segment eliminations are reflected.

Non-current assets by geographical regions for the years ended December 31, 2018, 2017 and 2016 are as follows:

	December 31, 2018		December 31, 2017		December 31, 2016
	(In millions of Korean won)
Domestic	~~W~~	3,054	~~W~~	2,114	~~W~~	1,037
Overseas		1,045		468		149
Total	~~W~~	4,099	~~W~~	2,582	~~W~~	1,186

(3) No external customers accounted for more than 10% of consolidated revenue for the years ended December 31, 2018, 2017 and 2016.

22. Transactions with related parties

(1) List of related party of the Company as of December 31, 2018, 2017 and 2016, is as follows:

The related parties of the Company are entities and individuals capable of exercising control or significant influence over the Company. Related parties include GungHo Online Entertainment, Inc.(the largest shareholder of Gravity through its 59.31% common shares) and its subsidiaries, members of board of directors, and executives with strategic responsibilities and their immediate families.

(2) Major balances of receivables from and payables to related parties

Details of receivables from and payables to related parties as of December 31, 2018 and 2017 are as follows:

		December 31, 2018				December 31, 2017
		(In millions of Korean won)
Related parties classification	Entity	Receivable		Payables		Receivable		Payables
Parent company	Gung-Ho Online Entertainment, Inc.	~~W~~	1,053	~~W~~	3	~~W~~	775	~~W~~	3

(3) Transactions such as sales and purchases

The details of sales and purchases with related parties for the years ended December 31, 2018, 2017 and 2016 are as follows

		2018				2017				2016
Related parties classification	Entity	Sales		Purchase		Sales		Purchase		Sales		Purchase
Parent company	Gung-Ho Online Entertainment, Inc.	~~W~~	10,516	~~W~~	3	~~W~~	10,529	~~W~~	36	~~W~~	10,667	~~W~~	36
Other related company	ACQUIRE Corp(*1)		—		—		—		—		—		3
Total		~~W~~	10,516	~~W~~	3	~~W~~	10,529	~~W~~	36	~~W~~	10,667	~~W~~	39

(*1) ACQUIRE Corp. is a subsidiary of GungHo Online Entertainment, Inc.

(4) Fund transactions with related parties

No fund transactions were made with related parties for the years ended December 31, 2018, 2017 and 2016.

(5) Compensation for key management personnel

The compensation for the key management personnel (registered directors), for the years ended December 31, 2018, 2017 and 2016 are as follows.

	2018		2017		2016
		(In millions of Korean won)
Salary	~~W~~	690	~~W~~	629	~~W~~	428

23. Subsequent events

On January 29, 2019, the Company established Gravity Game Tech. Co., Ltd, a wholly owned subsidiary in Thailand. And on February 7, 2019, the Company established PT. Gravity Game Link Co., Ltd, a joint venture in Indonesia.