Form 20-F
period 2019-12-31
GRAVITY Co., Ltd.
filed 2020-04-29
CIK 1313310

As filed with the Securities and Exchange Commission on April 29, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20‑F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Seoul 03925, Korea

(Address of principal executive offices)

Heung Gon Kim

Chief Financial Officer

15F, 396 World Cup buk‑ro, Mapo‑gu,

Seoul 03925, Korea

Telephone: 82‑2‑2132‑7000

Fax: 82‑2‑2132‑7070

(Name, Telephone, E‑mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, par value Won 500 per share*	GRVY	The NASDAQ Global Market
American depositary shares, each representing one share of common stock

*	Not for trading, but only in connection with the listing of American depositary shares on the NASDAQ Global Market pursuant to the requirements of the Securities and Exchange Commission.

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

•	“Gravity,” “the Company,” “we,” “us,” “our,” or “our company” are to Gravity Co., Ltd. and our subsidiaries, except as otherwise indicated or required by context;
•	“Hong Kong” are to the Hong Kong Special Administrative Region of the PRC;
•	“Indonesian Rupiah” are to the currency of the Republic of Indonesia;
•	“Japanese Yen” or “JPY” are to the currency of Japan;
•	“Korea” are to the Republic of Korea;
•	“Macau” are to the Macau Special Administrative Region of the PRC;
•	“NT dollar” or “NT$” are to the currency of Taiwan;
•	“Philippine Peso” are to the currency of the Republic of the Philippines;
•	“Taiwan” are to Taiwan, the Republic of China;
•	“Thai Baht” are to the currency of the Kingdom of Thailand;
•	“US$,” “U.S. dollar,” or “Dollar” are to the currency of the United States of America; and
•	“Won,” “Korean Won,” or “~~W~~” are to the currency of Korea.

For your convenience, and unless otherwise stated, this Annual Report contains translations of certain Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 31, 2019, which was Won 1,155.46 to US$1.00. No assurance is given that any Won or Dollar amounts could have been or may now be converted into Dollars or Won, as the case may be, at such rate, or any other rate, or at all.

Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD‑LOOKING STATEMENTS

This Annual Report for the year ended December 31, 2019 contains “forward‑looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act.” The forward‑looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry, and are subject to various risks and uncertainties. Generally, these forward‑looking statements can be identified by the use of forward‑looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “predict,” “project,” “continue” and variations of these words, similar expressions, or that certain events, actions or results “will,” “may,” “might,” “should,” “would” or “could” occur, be taken or be achieved.

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

We caution you not to place undue reliance on any forward‑looking statement, each of which involves risks and uncertainties. Although we believe that the assumptions on which our forward‑looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward‑looking statements based on those assumptions could be incorrect. All forward‑looking statements are based on our management’s current expectations, assumptions, estimates and projections of future events and are subject to a number of factors that could cause actual results to differ materially from those described in the forward‑looking statements. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; changes in customer preference and popular culture and trends, including mobile or online gaming culture; political changes; global economic events including, but not limited to, the global social, political and economic impact of the spread of coronavirus, a significant downturn in the global economic and financial markets and a tightening of the global credit markets; changes in business and economic conditions; fluctuations in foreign exchange rates; fluctuations in the prices of our products; decreasing consumer confidence and slowing of economic growth generally; and other risks and uncertainties that are more fully described under the heading “Risk Factors” in this Annual Report, and elsewhere in this Annual Report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward‑looking statements. Except as required by law, we undertake no obligation to update or revise any forward‑looking statements, whether as a result of new information, future events or otherwise. All subsequent forward‑looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

ITEM 3.A.  SELECTED FINANCIAL DATA

The selected consolidated financial and operating data set forth below as of and for the years ended December 31, 2019, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

You should read the selected financial data below in conjunction with our audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, and the related notes included elsewhere in this Annual Report and ITEM 5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS.” The selected financial data presented below has been derived from our audited consolidated financial statements. Our historical results do not necessarily indicate expected results for any future periods.

	As of and for the Years Ended December 31,
	2019		2019(1)		2018		2017		2016
		(In millions of Korean Won and thousands of US$, except share and per share data, operating data and percentages)
Statements of operations
Revenues:
Online games-subscription revenue	~~W~~	30,751	US$	26,613	~~W~~	25,897	~~W~~	36,428	~~W~~	23,065
Online games-royalties and license fees		11,571		10,014		13,556		16,244		12,867
Mobile games		301,903		261,284		239,489		82,624		12,041
Other revenue		16,742		14,490		7,828		6,327		3,423
Total revenues		360,967		312,401		286,770		141,623		51,396
Cost of revenues		265,788		230,028		210,044		94,234		29,587
Gross profit		95,179		82,373		76,726		47,389		21,809
Operating expenses:
Selling, general and administrative expenses		(36,873)		(31,912)		(34,820)		(28,012)		(15,977)
Research and development		(9,503)		(8,224)		(8,018)		(5,239)		(1,973)
Other income		353		305		122		165		44
Other expenses		(493)		(426)		(642)		(268)		(69)
Total operating expenses		46,516		40,257		43,358		33,354		17,975
Operating profit		48,663		42,116		33,368		14,035		3,834
Finance income (costs)
Finance income		4,187		3,624		2,073		1,875		1,666
Finance costs		(1,594)		(1,380)		(1,002)		(1,452)		(1,673)
Net finance income(costs)		2,593		2,244		1,071		423		(7)
Profit before income tax		51,256		44,360		34,439		14,458		3,827
Income tax expenses		11,526		9,975		3,053		1,144		3,240
Profit for the year		39,730		34,385		31,386		13,314		587
Profit (loss) attributable to:
Non-controlling interest		(146)		(126)		(57)		(5)		(70)
Owners of the Parent Company	~~W~~	39,876	US$	34,511	~~W~~	31,443	~~W~~	13,319	~~W~~	657
Other comprehensive income (loss)
Foreign currency translation adjustment		136		118		178		37		(77)
Total comprehensive income for the year		39,866		34,503		31,564		13,351		510
Total comprehensive income attributable to:
Non-controlling interest		(146)		(126)		(57)		(5)		(70)
Owners of the Parent Company	~~W~~	40,012	US$	34,629	~~W~~	31,621	~~W~~	13,356	~~W~~	580
Earnings per share		5,738		4.97		4,525		1,917		95
Statement of financial position data:
Cash and cash equivalents	~~W~~	79,428	US$	68,741	~~W~~	86,051	~~W~~	39,095	~~W~~	16,720
Total current assets		155,863		134,892		160,168		108,871		53,593
Property and equipment, net(2)		6,663		5,767		1,498		946		478
Total assets		175,425		151,822		173,174		115,883		55,744
Total current liabilities		55,787		48,281		93,521		64,744		20,686
Total liabilities		59,659		51,632		97,622		71,885		25,097
Equity attributable to owners of the Parent Company		115,544		99,998		76,158		44,560		31,204
Non-controlling interest		222		192		(606)		(562)		(557)
Share capital		3,474		3,007		3,474		3,474		3,474
Total equity		115,766		100,190		75,552		43,998		30,647
Selected operating data and financial ratios:
Gross profit margin(3)		26.4%		26.4%		26.8%		33.5%		42.4%
Operating profit margin(4)		13.5%		13.5%		11.6%		9.9%		7.5%
Net profit margin(5)		11.0%		11.0%		10.9%		9.4%		1.3%

Notes:

(1)

For convenience only, the Won amounts are expressed in U.S. dollar at the rate of Won 1,155.46 to US$1.00, the noon buying rate in effect on December 31, 2019 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)

We applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings before January 1, 2019 (date of initial application). Accordingly, the comparative information presented before 2019 is not restated.

(3)	Gross profit margin for each period is calculated by dividing gross profit by total revenues for each period.
(4)	Operating profit margin for each period is calculated by dividing operating profit by total revenues for each period.
(5)	Net profit margin for each period is calculated by dividing net profit attributable to owners of the parent company by total revenues for each period.

ITEM 3.B.  CAPITALIZATION AND INDEBTEDNESS

Not applicable.

ITEM 3.C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

ITEM 3.D.  RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We currently depend on our main game, Ragnarok Online, and games developed from Ragnarok Online, for a significant portion of our revenues.

A significant portion of our revenues has been and is currently derived from Ragnarok Online and other games developed based on the contents of Ragnarok Online, including our mobile game, Ragnarok M: Eternal Love. In 2019 and 2018, we derived Won 38,012 million (US$32,898 thousand) and Won 31,994 million in revenues from Ragnarok Online, respectively, representing approximately 10.5% and 11.2% of our total revenues for such periods. We derived Won 299,923 million (US$259,570 thousand) and Won 237,032 million in revenues from the games developed based on the contents of Ragnarok Online in 2019 and 2018, respectively, representing approximately 83.1% and 82.7% of our total revenues for such periods. In 2019 and 2018, our mobile game, Ragnarok M: Eternal Love, represented 80.0% of our total revenues, or Won 288,866 million (US$250,000 thousand), and 75.1% of our total revenues, or Won 215,391 million, respectively.

Ragnarok Online has been on the market for eighteen years and has reached maturity in most of our principal markets. The Company has continually maintained, improved and updated Ragnarok Online and developed new games based on Ragnarok Online. If we fail to maintain, improve, update or enhance Ragnarok Online in a timely manner or fail to successfully develop new games based on Ragnarok Online, this is likely to lead to a decline in the user base of games developed from the contents of Ragnarok Online, which in turn is likely to lead to a material decline in our subscription revenues, royalties and mobile revenue. This would likely materially and adversely affect our business, financial condition and results of operations.

If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online and mobile games, our business, financial condition and results of operations may be materially and adversely affected.

In order to grow our revenues and net income, we must retain our existing users and attract new users by developing, acquiring, licensing, launching, marketing, or operating other commercially successful online and mobile games. In addition to Ragnarok Online, we currently offer five other online games: Ragnarok Online II, Requiem, Dragonica (which is also known as Dragon Saga in the United States, Canada and South America except for Brazil), Ragnarok Prequel II and Ragnarok Clicker. None of our other online games to date has proven to be as commercially successful as Ragnarok Online.

In 2019, mobile games represented 83.6% of our total revenues, with one mobile game, Ragnarok M: Eternal Love, representing 80.0% of our total revenues. Mobile games are played on mobile devices and smartphones, including Google Android compatible phones, the Apple iPhone, other feature phones and tablet computers. In January 2015, we entered into a development agreement with Shanghai The Dream Network Technology Co., Ltd. (“Dream Square”) to develop and distribute two mobile games based on the contents of Ragnarok Online, with Gravity retaining distribution rights for certain territories. This agreement was amended in March 2016 to grant Dream Square an exclusive right to develop mobile and web games based on the contents of Ragnarok Online and distribute such games in China for five years from March 25, 2016. Following the agreement, Dream Square developed and we launched four mobile games – RO: Idle Poring, Ragnarok R, Ragnarok M: Eternal Love and Ragnarok H5 – based on the contents of Ragnarok Online in September 2017, February 2017, October 2017 and September 2019, respectively. We also launched these games in various markets including Taiwan, Korea, Japan, Europe, the United States and Canada, Southeast Asia, North and South America and Oceania. For additional information, see ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Mobile games.”

Although we have achieved significant commercial success after publishing these mobile games in 2017, there is no guarantee that we will continue to be successful in the mobile game publishing business, and our revenue from mobile game publishing could decline over time. For example, mobile revenue from customers in Korea and Taiwan decreased from Won 65,963 million in 2018 to Won 22,094 million in 2019 and from Won 83,770 in 2018 to Won 31,912 in 2019, respectively. Although the decreases in mobile revenue in Korea and Taiwan were more than offset by mobile revenue increases in other markets, such as Thailand, the Philippines, Indonesia and the United States, we may also experience declines in mobile game revenue from these markets in the future. A game’s commercial success largely depends on appealing to the tastes and preferences of a critical mass of users as well as the willingness of such users to purchase the game and/or in‑game items, and to continue as paying subscribers, all of which are difficult to predict prior to a game’s development and introduction. Developing games requires substantial development costs, including the costs of employing skilled developers and acquiring or developing game engines which enable the creation of games with the latest technological features. For us to continue to succeed, we must acquire, license or develop promising games at acceptable costs and ensure technical support for the successful operation of such games. The online and mobile gaming industries are highly competitive, and we may not be able to acquire, license, or develop promising games at acceptable costs. In order to successfully distribute and operate a game, we also need a sizable game management and support staff, continued investment in technology and a substantial marketing budget.

In 2019 and 2020, we launched numerous mobile games in new markets including: Ragnarok M: Eternal Love in North and South America, Oceania, Japan and Europe; Dawn Break in Korea; MR! POPORO globally; Ragnarok CRUSH globally; RO Click H5 in Korea and subsequently globally; Blood War M in Korea; Ragnarok H5 in Korea and Indonesia; The Color of Dream Fantasy, Latale in Japan; and Ragnarok Tactics in Thailand, Southeast Asia, Taiwan and Korea. We cannot assure you that the games we develop or publish will be attractive to users or otherwise be commercially successful, launched as scheduled or able to successfully compete with games operated by our competitors. If we are not able to consistently develop, acquire, license, launch, market or operate commercially successful games, we may not be able to generate enough revenues to offset our initial development, acquisition, licensing and/or marketing costs, and our business, financial condition and results of operations may be materially and adversely affected.

We may not be successful in making our mobile games profitable, and our profit margins from mobile games may be relatively lower than the profits we have enjoyed historically for online games.

Our profit margins from our mobile games, even if the games are successful, are generally lower than our profits generated from online games. This is because, in order to gain access to our games on mobile app stores, the primary distribution channel for our mobile games, we must enter into revenue-sharing arrangements that result in lower profit margins compared with those of our online games. Over the last three years, our gross profit margin has declined from 33.5% in 2017 to 26.4% in 2019.

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

In connection with the preparation of our consolidated financial statements under IFRS for the year ended December 31, 2019, we have identified several material weaknesses (as defined under § 210.1-02 Definitions of terms used in Regulation S-X (17 CFR part 210)) in our system of internal control over financial reporting; our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 pursuant to section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and related Securities and Exchange Commission (“SEC”) rules and concluded that our internal control over financial reporting was not effective as of December 31, 2019. See ITEM 15. “CONTROLS AND PROCEDURES.”

Furthermore, we are subject to the Sarbanes-Oxley Act, which requires us to, among other things, maintain an effective system of internal control over financial reporting, and requires our management to provide a certification on the effectiveness of our internal controls on an annual basis. Additionally, our independent accountants must provide an independent attestation report on our internal control over financial reporting for the fiscal year ended December 31, 2019.

These material weaknesses could result in misstatements of any of our financial statements that are not prevented or detected which could result in a material misstatement to our annual consolidated financial statements. After considering these material weaknesses, among other matters, our chief executive officer and chief financial officer have also concluded, most recently as at December 31, 2019, that our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized, and reported as and when required.

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

We depend on our overseas licensees for a portion of our revenues and rely on them to distribute, market, and operate our games and comply with applicable laws and government regulations.

In certain markets, we license our games to overseas operators or distributors for license fees and royalty payments based on a percentage of revenues generated from our games in such markets. Overseas license fees and royalty payments generated from our online games represented 3.1% of our total revenues in 2019 and 4.6% of our total revenues in 2018, with 80.7% of our 2019 revenues from license fees and royalty payments attributable to license arrangements with GungHo Online Entertainment Inc. (“GungHo”), which has been our largest shareholder and beneficially owns, as of the date hereof, 59.3% of our common shares.

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

Our overseas licensees generally have the exclusive right to distribute our games in their respective markets for a term of two or three years and may also operate or publish other online and mobile games developed or offered by our competitors, and we may not be able to easily terminate the license agreements as the agreements do not specify particular financial or performance criteria that need to be met by our licensees. For example, GungHo, which is our 59.3% shareholder, also has its own mobile games business. If our overseas licensees devote greater time and resources to marketing their proprietary games or those of our competitors, we may not be able to terminate our license agreements or enter into new license agreements different licensees, and our revenues and net profit may be adversely impacted. Also, a failure to satisfy our obligation to provide technical and other consulting services to the licensees under the license agreements may negatively affect user satisfaction and loyalty and hinder our licensees’ efforts to increase market share, which may lead the licensees to focus their attention on our competitors’ games or request modifications to or terminate our licensing agreements and/or not renew expired license agreements.

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

As the online and mobile game industries are characterized by rapid technological changes, especially in the technical capabilities of devices for mobile games, and changing interests and preferences of users, continuous investment is required to develop and publish new games. Also, as the online and mobile game industries in many of our markets are rapidly evolving, our current or future competitors may adapt to the changing competitive landscape and market conditions and compete more successfully than us. In particular, online and mobile game products are becoming increasingly similar to each other, thus becoming more commoditized and less differentiated. In such an environment, larger companies with relative economies of scale have a clear advantage over smaller companies like us, as they are able to develop games in a more cost efficient manner, diversify their risks with broader categories of games and genres and increase their chances of offering widely popular games. In addition, any of our competitors may offer products and services that have significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than ours. In addition, any of our current or future competitors may be acquired by, receive investments from or enter into strategic relationships with larger and more well established financed companies and therefore may be able to obtain significantly greater financial marketing, game licensing and development resources than we can.

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

Our mobile games increasingly leverage the global connectivity and distribution of mobile platforms including Apple’s App Store for iOS devices and the Google Play Store for Android devices. Our games are distributed on these platforms and the virtual items we sell in our games are purchased using the payment processing systems of these platform providers. In 2019, 82.4% of our revenues were generated through third-party mobile platforms. We are subject to the standard policies and terms of service of these third party platforms, which govern the promotion, distribution, and operation of games on the platform, and can be changed by the platform providers, in their sole discretion, at any time. Such changes may decrease the visibility or availability of our games, limit our distribution capabilities, prevent access to our existing games and reduce revenue we may recognize from in-game purchases, increase our costs to operate on these platforms or result in the exclusion or limitation of our games on such third party platforms. Any such changes could significantly harm our business in both the short-term and long-term. If we violate, or a platform provider believes we have violated, the terms of service for a platform, our access to the platform could be limited or discontinued, which may materially and adversely affect our business.

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

In 2019, we derived 84.5% of our revenues from online games and mobile games that were developed by third-party developers, 82.0% of which comprises revenues from mobile games developed by our key third-party developer Dream Square. Under our license agreements for these games, we rely on such third-party developers to provide game updates, enhancements and new versions; provide materials and other assistance in promoting the games; and resolve game programming errors and issues with intrusions. In particular, our key mobile game, Ragnarok M: Eternal Love, which represented 80.0% of our total revenues in 2019, was developed by Dream Square (together with X.D. Network Inc. (“Xindong”)), and we intend to rely on this third-party developer to develop future enhancements to Ragnarok M: Eternal Love and other mobile games based on Ragnarok Online. Any failure of third-party developers to provide game updates, enhancements and new versions that are appealing to game players in a timely manner, and provide assistance that enables us to effectively promote the games, could adversely affect the game-playing experience of our game players, damage our reputation, or shorten the life-spans of those games, any of which could result in the loss of game players, acceleration of our amortization of the license fees we have paid for those games, or a decrease in our revenues from those games.

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

Our revenues and results of operations have varied significantly in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation, such as competition, regulatory changes, and general economic conditions, are outside our control. In addition, usage of our online and mobile games typically increase slightly around holidays, including the Lunar New Year holidays and during winter and summer holidays for schools. Further, our recent significant growth in revenue may not be sustainable, as our mobile games business may not continue to grow at its current pace. Accordingly, you should not rely on year-to-year, or quarter-to-quarter, comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors, and cause the trading price of our ADSs to decline.

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

While we have not experienced any material disruptions to our business from such errors or flaws in our games or in the programs and engines that we use to develop our games, these risks are inherent to our industry and, if realized, could severely harm our reputation, cause our users to cease playing our games, divert our resources, or delay market acceptance of our games, any of which could materially and adversely affect our business, financial condition and results of operations.

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

•	any security breach caused by hacking, loss or corruption of data or malfunctions of software, hardware or other computer equipment and the inadvertent transmission of computer viruses.

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

We have been subject to denial of service attacks that have caused portions of our network to be inaccessible for limited periods of time. Although such attacks did not cause material losses or damages, we cannot ensure you that any protective measures we have implemented will be effective against future hacking efforts and that any such attacks in the future will not have a material adverse effect on our business, results of operations, financial condition, or prospects.

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

In our management’s annual report of internal control over financial reporting, we have also identified certain material weaknesses in our control environment and risk assessment and our information technology general controls. Such material weaknesses could increase the risk of a security breach or network interruption. See ITEM 15. “CONTROLS AND PROCEDURES.

Any of the foregoing factors could reduce our users’ satisfaction, harm our business and reputation and have a material adverse effect on our business, financial condition and, results of operations.

Failure to protect personal information could adversely affect our business, reputation and results of operations

We collect, process, store and transmit personal information of game users worldwide for our global game service. Our business may be subject to a number of federal, state, local, and foreign laws and regulations governing data privacy and security, including with respect to the collection, processing, storage, use, transmission, and protection of personal information and other consumer data on the Internet and mobile platforms, the scope of which are continually changing and subject to differing interpretations, and which may be inconsistent among countries or otherwise in conflict with other laws or regulations. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other laws or regulations or our practices. Also, the failure to prevent or mitigate the loss of personal information data or other game user data, including as a result of breaches of our vendors’ technologies and systems, could expose us or our game users to a risk of loss or misuse of such information. Any such failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to players or other third parties, or our privacy-related legal obligations, including without limitation any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other player data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our players to lose trust in us, which may have an adverse effect on our business, reputation and results of operations. See ITEM 4.B. “BUSINESS OVERVIEW—LAWS AND REGULATIONS” for a detailed discussion regarding laws of Korea, Taiwan, Thailand, the Philippines, Japan and the U.S. that may materially impact our operations.

Further, we may not be able to adequately adapt our internal policies and/or procedures to evolving regulations, which may require us to change our practices in a manner adverse to our business or limit access to our products and services in certain countries. As a result, our reputation and brand may be harmed, we could incur substantial costs, and we could lose both customers and revenues. For example, the European General Data Protection Regulation (“GDPR”), which became effective as of May 2018, contains significant penalties for non-compliance and apply to us as we receive or process the personal data of residents of the European Union. If we fail to comply with such GDPR regulations, we may be subject to significant penalties and sanctions which may have a material adverse effect on our business, financial condition and results of operations.

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

Our intellectual property rights such as copyrights, service marks, trademarks, and trade secrets are critical to our business. Unauthorized use of the intellectual property rights used in our business, whether owned by us or licensed to us, may materially and adversely affect our business and reputation. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners, and others to protect our intellectual property rights. It may be possible for third parties to obtain and use our intellectual property without authorization.

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

The validity, enforceability, enforcement mechanisms and scope of protection of intellectual property in Internet‑related industries are uncertain and evolving. In particular, the laws and enforcement regimes of Korea, Japan, Taiwan, the Philippines, China, and Thailand and certain other countries in which our games are distributed are uncertain or may not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Such litigation could result in substantial costs and diversion of our resources, disruption of our business, and have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be subject to claims with respect to the infringement of intellectual property rights of others, which could result in substantial costs and diversion of our financial and management resources.

We cannot be certain that our online and mobile games do not or will not infringe upon patents, copyrights, or other intellectual property rights held by third parties. We have in the past been and may in the future become subject to legal proceedings and claims from time to time relating to the intellectual property of other parties. If we are found to have violated the intellectual property rights of other parties, we may be enjoined from using such intellectual property rights, be required to pay penalties and fines and pay for the unauthorized use of such intellectual property, and may need to incur additional license fees or be forced to develop alternative technology or obtain other licenses. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. In addition, certain of our employees were recruited from other online and mobile game developers, including current and potential competitors. To the extent these employees have been and are involved in the development of our games that are similar to the games they helped develop at their former employers, we may become subject to claims that we or such employees have improperly used or disclosed trade secrets or other proprietary information. Although we are not aware of any pending or threatened claims of this type, if any such claims were to arise in the future, litigation or other dispute resolution procedures might be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources.

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

We cannot assure you that we will be successful in implementing any of these strategies. Certain of our strategies relate to new services or products for which there are no established markets, or in which we lack experience and expertise. If we are unable to successfully implement our growth and profit improvement strategies, our revenues, profitability, and competitiveness may be materially and adversely affected.

We have limited business insurance coverage, and business interruption could have a material adverse effect on our business.

While we carry insurance coverage against certain risks to our property and assets, such as fire, flood, and earthquake, as well as directors’ and officers’ liability insurance, we do not separately maintain casualty and liability insurance against litigation, risks or disruptions related to our business. The occurrence of any natural disaster, fire, power loss, telecommunications failure, break‑ins, sabotage, computer viruses, intentional acts of Internet vandalism, human error, or other similar events may damage our facilities or network servers and disrupt the operation of our business. As we do not carry sufficient natural disaster or business interruption insurance to compensate us for all types or amounts of loss that could arise, any damage or disruption from such events might result in our incurring substantial costs and the diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations. See ITEM 4.B. “BUSINESS OVERVIEW—INSURANCE.”

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

Although we believe that we may not have been a passive foreign investment company (“PFIC”) for taxable years 2019, 2018 and 2017, we believe that we were a PFIC for taxable years 2008 through 2016, and we may be a PFIC in future years. As a result of being a PFIC in prior years, and because of the possibility that we may have been a PFIC for the 2019, 2018 and 2017 taxable years, and may be a PFIC in future taxable years, U.S. investors could be subject to adverse U.S. federal income tax consequences.

The rules governing PFICs can have adverse consequences for U.S. investors for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. As discussed in ITEM 10.E. “TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS,” we believe that we may not have been a PFIC for taxable years 2019, 2018 and 2017, but we believe that we were a PFIC for taxable years 2008 through 2016, and we may be a PFIC in future years. The determination of whether we are a PFIC depends on particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Such determination is also expected to depend, in part, upon (1) the market price of the ADSs and (2) the composition of our income and assets. In light of the foregoing, no assurance can be provided that we were not a PFIC for the 2019, 2018 and 2017 taxable years or that we will not become a PFIC in any future taxable year. Furthermore, if we are treated as a PFIC, then one or more of our subsidiaries may also be treated as PFICs.

If we were characterized as a PFIC for any taxable year, and a U.S. Holder (as defined in ITEM 10.E. “TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS.”) held our ADSs or common shares during such taxable year, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding taxable years during which the U.S. Holder holds ADSs or common shares, even if we cease to meet the requirements for PFIC status. In such case, U.S. Holders of our common shares and ADSs would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. Whether U.S. Holders of our common shares or ADSs make (or are eligible to make) a timely qualified electing fund, or QEF, election or a mark to market election may affect the U.S. federal income tax consequences to U.S. Holders with respect to the acquisition, ownership, and disposition of our common shares and ADSs and any distributions such U.S. Holders may receive. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a QEF election if we are classified as a PFIC. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our common shares and ADSs.

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

We held a total of Won 1,717 million (US$ 1,486 thousand) in intangible assets (comprising software, industrial property rights and other intangible assets) at December 31, 2019. See Note 9 to our consolidated financial statements included in this Annual Report. We test indefinite‑lived intangible assets at least annually for impairment, and more frequently if an event occurs or circumstances change so that the carrying amount may not be recoverable. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by our management. If such an adverse event occurs and has the effect of changing one of the critical assumptions or estimates related to the fair value of our intangible assets, an impairment charge could result. For example, in 2019 and 2018, we recognized impairment loss on intangible assets of Won 52 million and Won 623 million related to the game Blood War M and Legend of Sword and Fairy: Mirror’s Mirage, respectively, and we have recognized other similar impairment losses during the past several years.

There can be no assurance that future reviews of intangible assets will not result in significant impairment charges. Although it does not affect cash flow, an impairment charge does have the effect of decreasing our earnings, assets and shareholders’ equity.

The value of our deferred tax assets could become impaired, which could materially and adversely affect our results of operations.

As of December 31, 2019, we had approximately Won 7,667 million (US$6,635 thousand) in net deferred tax assets. See Note 18 to our consolidated financial statements included in this Annual Report. These deferred tax assets include net operating loss carryforwards, tax credit carryforwards, and temporary differences that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. Each year, we determine the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, historical operating results and expectations of future earnings. If we determine in the future that there is not sufficient positive evidence to support the valuation of these assets, due to the risk factors described herein or other factors, we may be required to further adjust the probability of realization to reduce our deferred tax assets. Such a reduction could result in material non-cash expenses in the period in which the probability of realization is adjusted and could have a material adverse effect on our results of operations.

RISKS RELATING TO OUR COMPANY STRUCTURE

GungHo, the licensee of our games in Japan, is our majority shareholder, which gives them control of our board of directors.

Since April 1, 2008, GungHo has been our largest shareholder and beneficially owns, as of the date hereof, 59.3% of our common shares. As a result, GungHo is able to exert significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, including acquisitions, divestitures, strategic relationships and other matters, and may also exert significant control over decisions related to the status of our ADSs being eligible for quotation and trading on the NASDAQ Global Market. In addition, as GungHo is also an online and mobile game developer, there may be conflicts of interest. For instance, GungHo may lead our management with strategies and efforts which benefit itself, its affiliates and their respective shareholders to the detriment of our other shareholders. GungHo may also compete directly or indirectly against us for users and customers or increased market share for its games. GungHo is also currently the licensee of Ragnarok Online and Ragnarok M: Eternal Love in Japan. Furthermore, four of our Executive Directors, Mr. Hyun Chul Park, Mr. Yoshinori Kitamura, Mr. Kazuki Morishita and Mr. Kazuya Sakai currently serve as General Manager, Director and Executive General Manager, President and Chief Executive Officer, and Chief Financial Officer and Director, respectively, of GungHo,, and there may be conflicts of interest in the decisions made by the Board of Directors of Gravity (the “Board of Directors”) and senior management. See ITEM 7.B. “RELATED PARTY TRANSACTIONS—Relationship with GungHo Online Entertainment, Inc.”

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

RISKS RELATING TO OUR REGULATORY ENVIRONMENT

Our online and mobile operations and businesses are subject to laws, rules and regulations in the countries in which our games are distributed, such as Thailand, the United States, Taiwan, Korea, the Philippines and Japan changes to which are difficult to predict, and uncertainties in interpretation and enforcement of the laws, rules, and regulations in such countries may limit the protections available to us.

The regulatory and legal regimes in many of the countries in which our games are distributed have yet to establish a sophisticated set of laws, rules or regulations designed to regulate the online and mobile game industries. However, in many of our principal markets, such as Thailand, the United States, Taiwan, Korea, the Philippines and Japan, legislators and regulators have implemented or indicated their intention to implement laws, rules and regulations with respect to issues such as user privacy, defamation, pricing, advertising, taxation, foreign ownership limitations, promotions, financial market regulation, consumer protection, content regulation, quality of products and services, and intellectual property ownership and infringement that may directly or indirectly impact our activities. The impact of such laws, rules and regulations on our business and results of operations is difficult to predict as many such laws, rules and regulations are constantly changing. However, as we might unintentionally violate such laws, rules and regulations, or such laws, rules or regulations may be modified, and new laws, rules and regulations may be enacted in the future, any such developments, or developments stemming from enactment or modification of other laws, rules or regulations, could increase the costs of regulatory compliance, force changes in business practices or otherwise have a material adverse effect on our business, financial condition and results of operations. Further, if the cost of regulatory compliance increases for our licensees as a result of regulatory changes, our licensees may seek to reduce royalties and license fees payable to us, which may materially and adversely affect our business, financial condition and results of operations. See ITEM 4.B. “BUSINESS OVERVIEW—LAWS AND REGULATIONS” for a discussion regarding the laws of Thailand, the United States, Taiwan, Korea, the Philippines and Japan that may materially impact our operations.

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

In addition, the governments in certain markets in which our games are distributed, including without limitation in Taiwan, China and Thailand, impose controls on the convertibility of local currency into foreign currencies and, in some cases, the remittance of currency outside their countries. Under current foreign exchange control regulations of certain markets, shortages in the availability of foreign currency may restrict the ability of our overseas licensees to pay license fees and royalties, most of which are paid in U.S. dollars, to us. Restrictions on our ability to receive license fees, royalties and other payments from our licensees would adversely affect our results of operations, financial condition and liquidity.

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

Recently, there have been a series of amendments to tax treaties that Korea has entered into with various countries. Under the amended tax treaty between Korea and India, the tax rate applicable to license fees and royalties was reduced from 15% to 10% in respect of income derived in any fiscal year beginning on or after April 1, 2017. The tax treaty between Korea and Hong Kong, which became effective as of September 27, 2016, includes a provision promulgating that license fees and royalties shall be subject to tax at the reduced rate of 10% in respect of income derived in any fiscal year beginning on or after April 1, 2017. Under the amended tax treaty between Korea and Singapore, the tax rate applicable to license fees and royalties was reduced from 15% to 5% in respect of amounts paid, deemed to be paid or liable to be paid (whichever is the earliest) on or after January 1, 2020. These series of promulgations are all intended to eventually further limit the source country’s taxation right with respect to license fees and royalties. Any adverse changes in tax treaties between Korea and the countries from which we receive license fees and royalties, such as in the rate of withholding tax in the countries in which our games are distributed or in Korean tax law enabling us to recognize foreign tax credits for taxes withheld overseas, could adversely affect our net income.

RISKS RELATING TO OUR MARKET ENVIRONMENT

The global economy and markets where we operate may be negatively impacted by the spread of coronavirus which may adversely affect our business and our financial results

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally, including to countries in which we operate or derive a significant amount of our revenue. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact consumer appetite for our products, the availability of staff and employees, sales and marketing operations, and the timeline for the development of new games or updates of existing games, and could have an adverse impact on our business and our financial results.

Our businesses may be adversely affected by developments affecting the economies of the countries in which our games are distributed.

Our future performance will depend in large part on the economic growth of our principal markets. Our top geographic markets in terms of 2019 revenues Thailand, the United States, Taiwan, Korea and the Philippines representing 17.2%, 15.3%, 14.4%, 12.5% and 8.6%, respectively, of our total revenues in 2019. Accordingly, our business, prospects, financial condition and results of operations are subject to the economic, political, legal and regulatory conditions, and developments in these countries and markets. Adverse economic developments in such markets may have an adverse effect on the number of our users and our revenues and have a material adverse effect on our results of operations.

The overall prospects for our principal markets as well as the global economy remain uncertain. For example, in Korea, economic indicators in recent years have shown mixed signs, and the future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy. Unfavorable or uncertain economic and market conditions can be caused by difficulties in the financial sector, corporate, political or other scandals that may reduce confidence in the markets, declines in business confidence, increases in inflation, natural disasters or pandemics, outbreaks of hostilities or other geopolitical instability. Deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy, or a combination of these or other factors, have in the past adversely affected, and may in the future adversely affect, the Korean economy and, in turn, our business and performance.

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

In most of the countries in which our games are distributed, the revenues generated by our overseas licensees or subsidiaries are denominated in local currencies, which include, among others, the NT dollar, the Japanese Yen, the U.S. dollar, the Euro, the Thai Baht and the Chinese Yuan. In 2019, approximately 87.5% of our revenues were denominated in foreign currencies, primarily in the Thai Baht, the U.S. dollar and the NT dollar. As the revenues denominated in currencies other than the U.S. dollar, the Japanese Yen and the Euro are converted into the U.S. dollar for remittance of monthly royalty payments to us, any depreciation of the local currencies against the U.S. dollar will result in reduced license fees and monthly royalty payments in U.S. dollar terms and may materially and adversely affect our financial condition and results of operations.

While we receive monthly royalty revenues from our overseas licensees in foreign currencies, substantially all of our costs are denominated in Won. Our financial statements are also prepared and presented in Won. We receive monthly royalty payments from our overseas licensees based on a percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. Appreciation of the Won against the NT Dollar, the U.S. dollar, the Japanese Yen, or other foreign currencies will result in foreign currency losses that may materially and adversely affect our results of operations and financial condition. See ITEM 5.A. “OPERATING RESULTS—OVERVIEW—Foreign currency effects.”

As of December 31, 2019, we have not entered into any outstanding foreign currency forward exchange contract. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost‑effective manner, or at all.

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

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Although three inter-Korean summits were held in April, May and September of 2018, respectively, and summits between the United States and North Korea were also held in June 2018 and in February and June 2019 (held at the Korean Demilitarized Zone), the level of tension on the Korean peninsula has increased in the latter half of 2019 during which North Korea conducted various missile tests and threatened further such tests. As such, there can be no assurance that the level of tension on the Korean peninsula will not escalate further in the future. Any such further increase in tensions, which may occur, for example, if North Korea experiences a leadership or economic crisis, high-level contacts between Korea and North Korea break down or further military hostilities occur, could have a material adverse effect on the Korean economy and on our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our ADSs.

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

If and when we declare cash dividends, the dividends will be paid to the depositary for the ADSs in the Won and then converted by the depositary into the U.S. dollar pursuant to the deposit agreement that governs the rights and obligations of the holders of ADSs. Fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the U.S. dollar amounts you will receive from the depositary as dividends. Holders of ADSs may not receive dividends if the depositary does not believe it is reasonable or practicable to do so. In addition, the depositary may collect certain fees and expenses, at the sole discretion of the depositary, by billing the holders of ADSs for such charges or by deducting such charges from one or more cash dividends or other cash distributions from us to be distributed to the holders of ADSs.

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
•

to the extent not exceeding 50% of the total number of issued and outstanding shares, to domestic or overseas financial institutions, corporations, or individuals for the purpose of raising funds on an emergency basis;

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

Cash dividends, if any, in respect of the shares represented by our ADSs will be paid to the depositary in the Korean Won and then converted by the depositary into the U.S. dollar, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Korean Won and the U.S. dollar will affect, among other things, the amounts a holder will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder would receive upon sale in Korea of the shares of our common stock obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our common stock.

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

You may have difficulty bringing an original action or enforcing any judgment obtained outside Korea against us and our directors and officers who are not United States persons.

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

The transfer, sale, or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

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

ITEM 4.  INFORMATION ON THE COMPANY

ITEM 4.A.  HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated as a company with limited liability under the Korean Commercial Code on April 4, 2000 under the legal name of Gravity Co., Ltd. On February 8, 2005, our ADSs, each representing one‑fourth of one share of our common stock, were listed on the NASDAQ Stock Market's NASDAQ Global Market. Our ADSs each currently represent one share of our common stock, effective since August 27, 2018. Other than from November 26, 2014 through August 27, 2018 (during which period our ADSs were traded on the NASDAQ Capital Market), our ADSs have been traded on the NASDAQ Global Market under the symbol “GRVY.”

In January 2015, we entered into a development agreement with Dream Square to develop and distribute in China two mobile games based on the contents of Ragnarok Online. This agreement was amended in March 2016 to grant Dream Square an exclusive right to develop mobile games and web games based on the contents of Ragnarok Online and distribute such games in China for five years from the date of the amendment. Gravity retained the distribution rights in certain territories other than China. Under the terms of this agreement, the Company has a right to collect royalties that exceed the minimum guaranteed advance payment. In July 2017, we further entered into a publishing and technical support agreement (“PTSA”) with Dream Square and Xindong, whereby the former would provide technical assistance and profits would be shared. This agreement was amended in September 2018, October 2018 and October 2019, whereby certain technical assistance expenses and profit sharing proportions were further clarified. The PTSA, as amended, specifies that Gravity retains the distribution rights of the games developed in conjunction with Dream Square (with or without Xindong) in Korea, Taiwan, Hong Kong and Macau, as well as globally (other than in China, where the distribution rights are licensed to Xindong).

Recent developments relating to our organizational structure include the establishment of Gravity Game Tech Co., Ltd, a 100%-owned subsidiary in Thailand, in January 2019, PT Gravity Game Link, a 70%-owned subsidiary in Indonesia, in February 2019 and Gravity Game Arise Co., Ltd, a 100% owned subsidiary in Japan, in July 2019. Gravity Game Entertainment Co., Ltd is currently in the process of liquidation given its focus on animation.

Our registered office is located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea. Our telephone number is (822) 2132‑7000. Our main Web site is at http://www.gravity.co.kr. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. That address is http://www. sec.gov.

ITEM 4.B.  BUSINESS OVERVIEW

OVERVIEW

Gravity is an online and mobile games developer and publisher based in Korea. We generate revenue from online games, mobile games and other sources (including character based merchandise and animation). Our historical principal product, Ragnarok Online, is an online game which is available in 93 markets. Revenues from Ragnarok Online represented 10.5% of our revenues for the year ended December 31, 2019, compared to 11.2% of our total revenues in 2018.

Our focus on mobile games has increased in recent years, and mobile games represented 83.6% of our total revenues for the year ended December 31, 2019. Our principal mobile game, Ragnarok M: Eternal Love, is available in 122 markets and accounted for 80.0% of our total revenues for the year ended December 31, 2019, compared to 75.1% of our total revenues in 2018. We intend to continue to diversify our product offering by developing online and mobile games in‑house or through outsourcing as well as publishing additional games developed by third parties.

Our main geographic markets in terms of revenues for the year ended December 31, 2019 were Thailand, the United States, Taiwan, Korea and the Philippines.

OUR PRODUCTS

Online games

Online games are a genre of computer games in which a large number of players interact with one another within a virtual game world.

The following table summarizes the online games that we currently offer.

Title	Genre	Game Source	Date of Commercial Launch(1)
Ragnarok Online	Action adventure MMORPG(2)	Developed in‑house	August 2002
Requiem	Action adventure MMORPG	Developed in‑house	October 2007
Dragonica (Dragon Saga) (3)	Action adventure MMORPG	Originally licensed from third party developer; currently owned by us(4)	February 2009(5)
Ragnarok Online II	Action adventure MMORPG	Developed in‑house	March 2012

Ragnarok Clicker	Action adventure RPG(6) (Web browser-based)	Developed through outsourcing and owned by us	August 2016
Ragnarok Prequel II(7)	Action adventure MMORPG (Web browser-based)	Developed by third party based on our intellectual property	June 2019

Notes:

(1)

The actual date of commercial launch of games in each jurisdiction is dependent on a variety of factors, including technical viability and durability, availability of in‑house development capability, market conditions, beta testing results, and availability of licensing partners, among others.

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

(6)	RPG is an abbreviation for Role-playing Game.
(7)	We began commercially offering Ragnarok Prequel II in Taiwan, Hong Kong and Macau in June 2019.

We ceased offering R.O.S.E. online (Action adventure MMORPG) on February 11, 2019. We ceased offering Point Blank (MMOFPS) on April 15, 2019 and Ragnarok Prequel on March 23, 2020, respectively.

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

Ragnarok Online was first commercially launched in August 2002 and, as of March 31, 2020, was commercially offered in 93 markets. See ITEM 4.B. “BUSINESS OVERVIEW—OUR MARKETS—Online Games.” Ragnarok Online represented 10.5% of our total revenues or Won 38,012 million (US$32,898 thousand) in 2019, compared with 11.2% of our total revenues or Won 31,994 million in 2018. Gravity, either directly or through a subsidiary, operates Ragnarok Online in each geographic market other than Japan, Southeast Asia (except Indonesia) and Europe and Russia/CIS, where a third-party licensee operates the game. In markets where we or our subsidiary operates Ragnarok Online, our revenues are generated through subscription fees, and in markets where a third-party licensee operates the game, our revenues are generated through royalty or licensing fees.

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

The table below provides, for the periods indicated, the peak concurrent users and average concurrent users of Ragnarok Online since the first quarter of 2017, in each of our principal markets for Ragnarok Online.

		1Q 17	2Q 17	3Q 17	4Q 17	1Q 18	2Q 18	3Q 18	4Q 18	1Q 19	2Q 19	3Q 19	4Q 19	1Q 20
Japan	PCU(1)	13,165	13,133	12,075	11,900	11,254	10,203	10,427	11,129	9,805	10,369	9,157	7,797	9,154
	ACU(2)	5,136	5,458	4,705	4,852	4,643	4,671	4,198	4,575	4,454	4,443	3,546	3,249	3,977
Korea	PCU	4,488	5,132	5,314	21,740	11,437	6,353	6,059	4,990	5,122	6,909	5,201	5,390	8,067
	ACU	2,807	2,931	2,896	4,560	6,042	3,480	3,159	2,708	3,113	3,500	3,004	3,268	4,014
USA/Canada	PCU	6,402	6,824	6,221	6,485	6,364	6,282	4,797	4,531	3,292	3,437	3,428	2,294	6,756
	ACU	5,350	5,606	5,275	5,571	5,425	4,299	3,639	3,227	2,596	2,663	2,813	2,212	4,197
Taiwan/Hong Kong/Macau	PCU	26,076	21,290	49,867	18,702	16,383	15,195	12,480	10,300	13,028	12,466	18,783	17,875	16,974
	ACU	15,767	11,876	11,890	9,887	7,894	6,539	6,521	5,504	6,220	6,804	10,012	9,409	9,718

Notes:

(1)	“PCU,” or peak concurrent users, represents the highest number of users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.
(2)	“ACU,” or average concurrent users, represents the average number of concurrent users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.

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

The following table provides a breakdown of the revenues generated by Ragnarok Online in certain key markets for the periods indicated:

Revenue Type	Country	2019		2019(1)		2018		2017
				(In millions of Won and thousands of US$)
Online games—subscription revenue	Taiwan/Hong Kong/Macau	~~W~~	16,989	US$	14,703	~~W~~	9,745	~~W~~	15,094
	Korea		6,211		5,375		6,645		4,862
	The United States/Canada(2)		1,386		1,200		2,583		3,208
	Brazil(3)		2,031		1,758		257		—
	Indonesia(5)		470		407		—		—
	Subtotal		27,087		23,443		19,230		23,164
Online games—royalties and license fees	Japan		9,337		8,081		9,440		9,404
	Thailand		760		658		1,424		2,026
	Brazil(3)		—		—		640		867
	The Philippines(4)		364		315		533		883
	Indonesia(5)		63		54		230		711
	Europe		50		43		88		134
	Other		351		304		409		294
	Subtotal		10,925		9,455		12,764		14,319
	Total	~~W~~	38,012	US$	32,898	~~W~~	31,994	~~W~~	37,483

Notes:

(1)

For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,155.46 to US$1.00, the noon buying rate in effect on December 31, 2019 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)

Includes subscription and other types of game revenues managed by Gravity Interactive, Inc. (“Gravity Interactive”) and generated in countries other than the United States and Canada. Such revenues from other countries constitute an immaterial portion of the revenues recorded as subscription revenues from the United States and Canada.

(3)

Ragnarok Online game service in Brazil by our former licensee Level Up! Interactive S.A. ceased on November 9, 2018. The revenues generated from Brazil on or before November 9, 2018 are shown as “Online game revenue—Royalties and license fees—Brazil” and those revenues generated by Gravity Interactive since November 10, 2018 are shown as “Online game revenue—Subscription revenue—Brazil.”

(4)

We entered into a license agreement with Electronic Extreme Ltd. for Ragnarok Online game service in the Philippines, Singapore and Malaysia. Electronics Extreme Ltd. relaunched Ragnarok Online in the Philippines on June 29, 2017; and in Singapore and Malaysia on November 30, 2017. Revenues generated in the Philippines through June 28, 2017 are shown as “Online games—subscription revenue—the United States/Canada,” and revenues generated after June 29, 2017 are shown as “Online games—royalties and license fees—the Philippines.” Revenues generated in Singapore and Malaysia through November 30, 2017 are shown as “Online games—subscription revenue—the United States/Canada,” and revenues generated after November 30, 2017 are shown as “Online games—royalties and license fees—the Philippines.”

(5)

Ragnarok Online game service in Indonesia by our former licensee PT Laut Angkasa Impian ceased on September 10, 2019. The revenues generated from Indonesia on or before September 10, 2019 are shown as “Online game revenue—Royalties and license fees—Indonesia” and those revenues generated by PT Gravity Game Link since September 11, 2019 are shown as “Online game revenue—Subscription revenue—Indonesia.”

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

Mobile games

As compared to online games, mobile games, which are played on mobile phones, including smartphones such as Google Android compatible phones and the Apple iPhone as well as feature phones and other mobile devices, such as tablet computers, have shorter game playtimes and less complex user‑game interactions. We believe that mobile games, due to such characteristics, provide less‑experienced users with a means to become familiar with both game playing and the game culture without making a substantial commitment in time and resources. As a result, we believe that mobile games allow us to target a broader audience of users.

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

The following table sets forth each of the mobile games that we have released since January 2019.

Title	Genre	Service Area	Date of Commercial Launch
Ragnarok M: Eternal Love	MMORPG	Taiwan/Hong Kong/Macau	October 2017
		Korea	March 2018
		Southeast Asia	October 2018
		North/South America and Oceania	January 2019
		Japan	June 2019
		Europe	October 2019
Dawn Break	MMO ARPG	Korea	January 2019
MR! PORORO	Autoplay RPG	Global	February 2019
Ragnarok CRUSH	Puzzle	Global	March 2019
RO Click H5	Idle RPG	Korea Global	April 2019 November 2019
Blood War M Ragnarok H5 The Color of Dream Fantasy, Latale	MMORPG MMORPG RPG	Korea Korea Indonesia Japan	May 2019 September 2019 March 2020 October 2019
Ragnarok Tactics	SRPG	Thailand Southeast Asia Taiwan Korea	November 2019 January 2020 February 2020 March 2020

The following are revenues generated from our mobile games business for the periods indicated:

		Year Ended December 31,
Country	2019			2019(1)	2018		2017
			(In millions of Won and thousands of US$)
Taiwan	~~W~~	31,912	US$	27,618	~~W~~	83,770	~~W~~	49,644
Korea		22,094		19,121		65,963		17,158
Thailand		61,214		52,978		42,159		4,274
The Philippines		30,627		26,506		10,751		—
Indonesia		21,820		18,884		8,850		364
The United States		53,242		46,079		6,736		2,634
Japan		19,033		16,472		228		3
Malaysia		13,416		11,611		3,970		383
Singapore		13,956		12,079		3,438		—
Brazil		7,899		6,836		10		—
Others(2)		26,690		23,100		13,614		8,164
Total	~~W~~	301,903(3)	US$	261,284	~~W~~	239,489(3)	~~W~~	82,624(3)

Notes:

(1)

For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,155.46 to US$1.00, the noon buying rate in effect on December 31, 2019 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)	Other primarily comprises China, Europe and Oceania
(3)

Micro-transaction revenues for mobile games are Won 279,256 million (US$241,684 thousand) in 2019, Won 234,991 million in 2018 and Won 78,535 million in 2017. Royalties and license fee revenues for mobile games are Won 22,647 million (US$19,600 thousand) in 2019, Won 4,498 million in 2018 and Won 4,089 million in 2017.

Ragnarok M: Eternal Love

Ragnarok M: Eternal Love is a MMORPG which we offer in 122 markets across Taiwan, Hong Kong and Macau, Korea, Southeast Asia, North and South America and Oceania, Japan and Europe and Russia. The game was developed by Gravity and Dream Square, together with co-developer Xindong. We commenced our service for Ragnarok M: Eternal Love in Taiwan in October 2017, Korea in March 2018, Southeast Asia in October 2018, North and South America and Oceania in January 2019, Japan in June 2019 and Europe and Russia in October 2019.

For the year ended December 31, 2019, Ragnarok M: Eternal Love represented 80.0% of our total revenues or Won 288,866 million (US$250,000 thousand), compared with 75.1% of our total revenues or Won 215,391 million in 2018.

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

We also provide games for IPTV. In September 2008, we entered into a licensing agreement with Iconix Entertainment Co., Ltd., or “Iconix Entertainment,” to develop and publish Pororo Game, an IPTV game based on Iconix Entertainment’s 3D TV animation series “Pororo: The Little Penguin.” We commercially launched Pororo Game in September 2009. Our licensing agreement with Iconix Entertainment has been renewed annually since its inception including, most recently, in September 2018. In January 2018, we entered into a licensing agreement with CJ ENM Corporation or “CJ ENM” to develop and publish an IPTV Game based on CJ ENM’s animation series, “The Haunted House.” We commercially launched the game in May 2019.

The amount of revenues from console and IPTV games represented less than 1% of our total revenues in each of 2019 and 2018.

Game character merchandising

In order to optimize the commercial opportunities presented by our games and their characters, we and our licensees have been marketing dolls, stationery, food and other character‑based merchandise, as well as game manuals, monthly magazines and other publications, based on our games. We currently have arrangements with GungHo to license Ragnarok Online game characters in Japan.

The amount of revenues from game character merchandising represented less than 1% of our total revenues in 2019 and in 2018.

Other services

In addition to its core mobile game business, NeoCyon, Inc. (“NeoCyon”) provides system development and maintenance services as well as system integration services to third parties. The amount of revenues from such other services represented 4.5% of our total revenues or Won 16,326 million (US$14,129 thousand) for the year ended December 31, 2019, compared with 2.7% of our total revenues or Won 7,702 million in 2018

OUR MARKETS

Our biggest geographic markets in terms of revenue for the year ended December 31, 2019 were Thailand, the United States and Canada, Taiwan, Korea, the Philippines, Japan and Indonesia. The following table sets forth a summary of our consolidated statement of operations showing revenues by geographic area for the periods indicated and the percentage represented by such revenues for the year ended December 31, 2019.

		Year Ended December 31,
Country	2019			2019(1)			2018	2017
		(In millions of Won and thousands of US$, except percentages)
Taiwan	~~W~~	52,118	14.4%	US$	45,106	~~W~~	98,210	~~W~~	76,121
Korea		45,273	12.5		39,182		80,814		28,708
Thailand		62,043	17.2		53,695		43,846		6,569
The Philippines		30,951	8.6		26,787		15,539		883
The United States/Canada(2)		55,062	15.3		47,654		10,572		7,774
Japan		28,469	7.9		24,639		9,767		9,491
Indonesia		22,355	6.2		19,347		9,359		1,075
Others		64,696	17.9		55,991		18,663		11,002
Total	~~W~~	360,967	100.0%	US$	312,401	~~W~~	286,770	~~W~~	141,623

Notes:

(1)

For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,155.46 to US$1.00, the noon buying rate in effect on December 31, 2019 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)

Revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries managed by Gravity Interactive. Such revenues from other countries constitute an immaterial portion of the revenues recorded as subscription revenues from the United States and Canada.

Online games

We manage and distribute (directly or through our subsidiaries) online game operations in Korea, Taiwan, Hong Kong and Macau, the United States and Canada, Brazil and Indonesia and we work with licensees to manage and distribute our games in other markets. Our licensees pay us an initial license fee and/or ongoing royalty payments based on a percentage of revenues generated from subscription fees and/or micro transactions of the game they service in the respective overseas markets. In addition, if the license agreement is renewed, we typically negotiate a renewal license fee. The license agreements may be terminated in the event of bankruptcy or a material breach by either party, including, in our case, in the event the licensee fails to pay royalty fees in a timely manner.

Ragnarok Online is commercially offered in the 93 countries and markets, including Japan, Taiwan, Hong Kong and Macau, the United States, Canada, Thailand and others. We or our subsidiaries manage the distribution of Ragnarok Online in each market other than in Japan, China, the Philippines, Singapore, Malaysia, Russia/CIS and 37 European countries and markets. In each of these markets, local licensees publish Ragnarok Online. The following table lists the overseas countries and markets in which Ragnarok Online is commercially offered through our licensees, the names of the licensees, the dates of the license agreements, and the commercial launch dates and expiry dates of the license agreements.

Country	Licensee	Date of License Agreement	Date of Commercial Launch	Date of Expiry
Japan	GungHo Online Entertainment, Inc.	July 2002	December 2002	September 2021
Thailand(1)	Electronics Extreme Ltd.	April 2016	March 2003	March 2020
Europe(2)	Innova Intellectual Properties SARL	August2019	April 2004	September 2021
China(3)	Shanghai Ta Ren Network Technology Co., Ltd.	October 2016	February 2013	TBD
The Philippines(4)	Electronics Extreme Ltd.	January 2017	September 2003	December 2020
Singapore/Malaysia(4)	Electronics Extreme Ltd.	January 2017	April 2004	December 2020
Russia and CIS(5)	Innova Intellectual Properties SARL	February 2018	March 2007	August 2020

Notes:

(1)

Ragnarok Online was initially launched in Thailand with a different licensee in March 2003. After March 2020, the distribution of Ragnarok Online was transferred to Gravity Game Tech Co., Ltd, a subsidiary in Thailand.

(2)

Represents game operations in France, Belgium, the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark, Spain, Austria, Bulgaria, Cyprus, Czech Republic, Germany, Greece, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Switzerland, Andorra, Estonia, Iceland, Kosovo, Latvia, Liechtenstein, Lithuania, Monaco, San Marino and Vatican. Ragnarok Online was initially launched in Germany, Austria, Switzerland, Italy and Turkey with a different licensee in April 2004.

(3)

Shanghai Ta Ren Network Technology Co., Ltd. is currently preparing to relaunch Ragnarok Online in China. The licensing agreement with Shanghai Ta Ren Network Technology Co., Ltd. will expire two years after the relaunch date. Ragnarok Online was initially launched in China with a different licensee in February 2013.

(4)

Electronics Extreme Ltd. relaunched Ragnarok Online in the Philippines, Singapore and Malaysia in June 2017, November 2017 and November 2017, respectively. Ragnarok Online was initially launched with different licensees in the Philippines in September 2003 and in Singapore and Malaysia in April 2004

(5)	Ragnarok Online was initially launched in Russia and CIS with a different licensee in March 2007.

Mobile games

With respect to mobile games, as of April 17, 2020, we directly manage the distribution of each of Ragnarok M: Eternal Love other than in Japan and in China where we work with a third-party license to manage and distribute Ragnarok  M: Eternal Love, Ragnarok H5 other than in China and Ragnarok Tactics.

PRICING STRUCTURE AND PAYMENT SYSTEM

Online games

Our online games, including Ragnarok Online, are priced using a combination of payment models. Historically, we used only a subscription-based fee model, whereby users paid an ongoing subscription fee to access our online games. In December 2006, we introduced micro-transactions (also known as sale of virtual in-game items), whereby players are able to purchase a wide array of items to customize, personalize and enhance their characters and game playing experiences. Micro-transaction purchases are available in all markets where Ragnarok Online is available. Since January 2007, we have allowed free-to-play servers applying the micro-transaction model in all markets where Ragnarok Online is available (other than in Japan, which operate under a subscription fee plus micro-transaction model), whereby players may play Ragnarok Online free of any subscription fees and are encouraged to purchase in-game items.

Since September 2007, we have been offering premium services as an additional revenue model. Players may pay additional fees during a specified period of time in order to receive certain additional features, such as the faster accumulation of experience points or higher rates of item drops. Premium services are offered in all the countries and markets where Ragnarok Online is serviced, except Taiwan, Hong Kong and Macau.

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

In markets where we work with third-party licensees, such licensees develop, after consultation with us, a retail pricing structure for the users of the game they service in their respective markets. The pricing for Ragnarok Online in Korea and in Japan, the United States and Canada and Taiwan, Hong Kong and Macau are set forth below.

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

Subscription‑based fee model

The subscription‑based fee model is currently applied only to Internet cafés and not individual PC users in Korea. The following table sets forth our published pricing plans for Internet cafés in Korea for Ragnarok Online access as of December 31, 2019.

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

Micro‑transaction model

We have applied a micro‑transaction model in Japan since December 2006. Game users buy GungHo Shop Points which enable them to buy game items or directly buy game items from the mobile item shop. The price range of the game items is between JPY50 and JPY2,000. The following table sets forth our licensee’s published basic pricing for GungHo Shop Points in Japan as of December 31, 2019.

Points	Retail Price(1)
10,000 points	JPY	1,000
21,000 points		2,000
32,500 points		3,000
55,000 points		5,000
112,000 points		10,000

Note:

(1)

For convenience only, on December 31, 2019, the noon buying rate of the Japanese Yen to the U.S. dollar as certified by the Federal Reserve Bank of New York for customs purposes was JPY108.67 to US$1.00.

The United States and Canada

Gravity Interactive, our wholly‑owned subsidiary in the United States, determines the pricing plan for Ragnarok Online in the United States and Canada. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as PayPal. Gravity Interactive ceased to apply the subscription‑based fee model in April 2011.

Micro‑transaction model

We have applied a micro‑transaction model in the United States and Canada since June 2007. Game users buy points which enable them to buy game items in the price range between US$0.05 and US$24. The following table sets forth Gravity Interactive’s published basic pricing for points of Ragnarok Online in the United States and Canada as of December 31, 2019.

Points	Retail Price
1,100 points	US$	10.00
1,650 points		15.00
2,875 points		25.00
4,600 points		40.00
6,000 points		50.00
9,000 points		75.00
12,000 points		100.00

VIP service fee model

Although Ragnarok Online is offered based on the micro‑transaction model in the United States and Canada, the VIP Service fee model, a premium service model, was introduced in April 2011 to provide users with enhanced game play as an option. The following table sets forth Gravity Interactive’s published basic pricing for VIP Service for Ragnarok Online in the United States and Canada as of December 31, 2019.

Days and Points	Retail Price
7 days	US$	2.00
30 days		7.00
30 days and 2,000 points(1)		20.00
90 days		19.00
180 days		33.50
180 days and 8,000 points(1)		80.00

Note:

(1)	Once a user purchases this package, the user cannot purchase it again before the period of the purchased package ends.

Taiwan, Hong Kong and Macau

Micro‑transaction model

We have been directly providing Ragnarok Online in Taiwan, Hong Kong and Macau since June 15, 2016. We apply a micro-transaction model for users in Taiwan, Hong Kong and Macau which enables them to buy game items in the price range between NT$1 and NT$449. For purchases in currencies other than the NT dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. The following table sets forth our basic pricing for points of Ragnarok Online in Taiwan, Hong Kong and Macau as of December 31, 2019.

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

Taiwan, Hong Kong and Macau

For Ragnarok M: Eternal Love in Taiwan, Hong Kong and Macau, we apply a micro-transaction model, including a Gatcha system, for users in these markets, which enables them to buy game items in the price range between NT$60 and NT$2,990 as of December 31, 2019. For purchases in currencies other than the NT dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as MyCard.

Korea

For Ragnarok M: Eternal Love in Korea, we have applied a micro‑transaction model, including a Gatcha system, in Korea since March 2018. Game users buy virtual game items in the price range between Won 5,500 and Won 119,000 as of December 31, 2019. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems.

Southeast Asia, North and South America and Oceania, and Europe

We have applied a micro-transaction model including a Gatcha system for Ragnarok M: Eternal Love in Southeast Asia, since October 2018 and in North and South America and Oceania since January 2019 and Europe since October 2019. Game users in Southeast Asia buy virtual game items in the price range between US$0.99 and US$99.99 and game users in North and South America and Oceania and Europe buy virtual game items in the price range between US$1.99 and US$99.99 as of December 31, 2019. For purchases in currencies other than the U.S. dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. Users pay through credit cards, wire and/or bank transfers, mobile payment, or online payment systems such as PayPal.

Japan

For Ragnarok M: Eternal Love in Japan, we have applied a micro‑transaction model including a Gatcha system in Japan since June 2019. Game users buy virtual game items in the price range between Yen 120 and Yen 10,000 as of December 31, 2019. Users pay through credit cards, wire and/or bank transfers, mobile payment or online payment systems.

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

Game development

Our game development department is divided into two categories of development teams: one is dedicated to online games and the other is dedicated to mobile games. As of December 31, 2019, we employed a total of 140 game developers. We have developed Ragnarok Online, Ragnarok Online II, Requiem and some social network games and mobile games, such as Ragnarok Online: Uprising Valkyrie in-house. In order to remain competitive, we are focusing our in‑house game development efforts on enhancing the game experience and on developing new games incorporating the latest technologies (including software improving the communication and interaction between players).

We also outsource development activities for our new games to third parties. For example, in March 2016, we entered into a game development agreement with Playsaurus Inc., a developer in the United States, to outsource the development of Ragnarok Clicker to Playsaurus Inc., using the contents of Ragnarok Online. We own all intellectual property rights relating to Ragnarok Clicker, which was commercially launched in August 2016 in the United States and Canada.

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

We licensed Ragnarok Online to Dream Square, a game developer in China, in May 2013, which led to the development of Ragnarok Prequel and Ragnarok Prequel II, a Web browser-based game. See ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Online games— Ragnarok Prequel and Ragnarok Prequel II.” We also signed a license and development agreement with the same developer in January 2015 to grant the developer the right to use the contents of Ragnarok Online to develop two mobile games, which was revised in March 2016 to grant the developer the exclusive right to develop mobile games and web games based on the contents of Ragnarok Online and distribute such games in China for five years from March 25, 2016. Such license and development agreement led to the development of Ragnarok R, RO: Idle Poring, Ragnarok M: Eternal Love and Ragnarok H5. See ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Mobile games.”

We also entered into a license and development agreement with the same developer in December 2015, which granted the developer the right to develop two mobile games and one web game based on the contents of Dragonica and distribute such games in global market. The term will expire after two years from the commercial launch of such games in such markets. We entered into a license and development agreement with Xian’ Sky Online network technology limited liability Company in July 2018, which granted the developer the right to develop online game based on the contents of Dragonica and distribute such game in China. The agreement will expire after five years from the commercial launch of such game in such market.

We entered into an agreement with Electronics Extreme Ltd., a game developer and publisher in Thailand, in February 2017 and allowed Electronics Extreme Ltd. to use the contents of Ragnarok Online to develop one mobile game and publish such game in Thailand, the Philippines, Singapore and six other Asian countries. Such license and development agreement led to the development of Ragnarok Battle Academy.

Moreover, we license existing intellectual property from third parties for developing new games. In September 2008, we entered into a license agreement with Iconic Entertainment to develop Pororo Games, an IPTV game, based on a popular Korean television animation series “Pororo: The Little Penguin.” Pororo Games has been commercially offered since September 2009. In November 2015, we entered into another licensing agreement with Iconic Entertainment, which allowed Gravity to develop and publish games for various platforms based on Pororo: The Little Penguin. In January 2016, we entered into a game development agreement with White Beard Games (formerly known as 91F Games) to outsource the development of MR! Pororo, an RPG mobile game, based on the contents of Pororo: The Little Penguin. MR! Pororo was launched in September 2017 in Korea and in February 2019 globally. In January 2018, we entered into a licensing agreement with CJ ENM Corporation or “CJ ENM” to develop and publish an IPTV Game based on CJ ENM’s animation series “The Haunted House.” In January 2018, we entered into a game development agreement with Doyeon Games to outsource the development of “The Haunted House” IPTV game. The game was launched in May 2019 in Korea.

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

We conduct a variety of marketing programs and online and offline events to target potential subscribers accessing the Internet from home. Our main marketing efforts include advertising on Web site portals and game magazines, conducting online promotional events, participating in trade shows, and entering into promotional alliances with Internet service providers. We spent Won 14,948 million (US$12,937 thousand) on advertising and promotions in 2019, compared with Won 17,263 million in 2018.

We frequently organize in‑game events, such as card exchange events for our users. We also host “fortress raid” events, which we believe encourage the development of virtual communities among our users and increase user interest in our games. We also host from time to time in‑game tournaments in which users can compete against each other either as a team or individually. In addition, we use in‑game events to introduce users to new features of our games. We organized 238 and 65 in‑game events for Ragnarok Online users in 2019 and 2018, respectively.

In November 2019, we participated in Global Game Exhibition G-Star 2019 at BEXCO in Busan, Korea, which was attended by approximately 240,000 visitors. At G-Star 2019, we set up our own booth where we offered hands-on demonstration regarding Gravity’s newly introduced games and various events for visitors. We also held a quiz event on Ragnarok games and arranged a costume-play stage and special game event in which certain items and Ragnarok promotional products were offered after participants completed the missions. According to our records, the official Gravity G-Star booth was visited by approximately 2,300 visitors during G-Star 2019.

In most of our overseas markets, marketing activities are principally conducted by our licensees and typically consist of advertising on Web site game portals and online game magazines and through television commercials, as well as hosting online and offline promotional events. The licensees are responsible for the costs associated with such advertising and promotional activities. For example:

•

From April to May 2019, X.D. Global Limited, who is in charge of marketing for Ragnarok M: Eternal Love in Southeast Asia, North and South America and Oceania and Europe hosted Live in Ragnarok M: Eternal Love in Bangkok, Thailand, in Manila, The Philippines and in Jakarta, Indonesia. The concert was attended by over 7,000 visitors and included game events such as costume play and Gatcha zone. Visitors participated in various activities and took pictures with costume-play staff and celebrities.

•

In July 2019, Gravity Communications Co., Ltd., our subsidiary in Taiwan, held a gathering to celebrate Ragnarok Online’s third anniversary. The event was attended by about 200 users from Taipei, Taizhong and Kaohsiung. The event was for communicating with users and collecting their opinions about Ragnarok Online.

•

In September 2019, Gravity Communications Co., Ltd., our subsidiary in Taiwan, held a Ragnarok Frontera Concert in Taipei, which was attended by about 1,200. The symphony orchestra, the Taipei Changson Chamber of Orchestra, performed a set of the popular songs of Ragnarok Online. Also, visitors participated in various activities as sand art performance.

•

In September 2019, Electronics Extreme Ltd., our licensee that publishes Ragnarok Online in the Philippines, Singapore, Malaysia and Thailand, hosted the Extreme Games 2019 in Bangkok, Thailand. Extreme Games 2019 was attended by over 10,000 users and included the Ragnarok Online Thailand Championship tournament as a main event and a Ragnarok Online game event in which certain free items were offered after participants completed a mission.

•

In October 2019, Electronics Extreme Ltd., our licensee that publishes Ragnarok Online in the Philippines, Singapore, Malaysia and Thailand, hosted Thailand Game Show 2019 in Bangkok, Thailand. The game show was attended by over 100,000 visitors. Visitors participated in various activities such as login get item, mini game, stamper mission and Gachapon.

•

In November 2019, Electronics Extreme Ltd., hosted Ragnarok Caravan in Manila, Philippines. Approximately 400 people visited the event. The event was designed to inform and promote the newly opened server for Ragnarok Online. During the event, the organizers held a press conference, Bingo and photoshoot event.

Our licensees are selected in part on the basis of their marketing capabilities, including the size and scope of their distribution networks. Also, in more strategic markets where we anticipate considerable growth such as the United States or Taiwan or Thailand, we believe that it is important to enhance our own direct publishing network for game services.

GAME SUPPORT AND CUSTOMER SERVICE

We are committed to providing superior customer service to our users directly and through our licensees. As of December 31, 2019, 54 employees were game masters, or persons who are in charge of testing, updating and providing server maintenance for our games, as well as dealing with customer complaints, 27 employees were members of our domestic customer service team and 27 employees were members of our overseas customer support team.

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

We maintain our server hardware in a single climate‑controlled facility at KT Mokdong Internet Computing Center at 233‑5 Mokdong‑ro, Yangcheon‑gu, Seoul, Korea and our other system hardware in our offices in Seoul. As of December 31, 2019, our server network for our online game operations in Korea consisted of a total of 151 servers, including 71 physical servers and 80 physical servers through the server virtualization technology we have adopted since July 2011, which allows one physical server to be divided into multiple virtual servers, each of which functions individually as a complete and independent server.

In overseas markets, overseas subsidiaries or licensees own or lease the servers necessary to establish the server network for our games and we assist them with the initial assembly and installation of operating game servers and optimization of their systems network for game operations in their respective markets. While the overseas system architectures are modeled on our system architecture in Korea, they are also tailored to meet the specific needs of each market. When we install and initialize a game in an overseas market, we generally dispatch network engineers and database technicians from Korea to assist with the assembly and operation of the system network and game servers. Following installation, we typically send two to five of our technicians and customer support staff to that market, for a few weeks in some cases and much longer periods in other cases, to assist with on‑site game operation and technical support. Our overseas subsidiaries and licensees are responsible for providing database and other game information backup.

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

COMPETITION

We compete primarily with other online and mobile game developers and distributors in each of our markets. In addition, we compete against providers of games on various platforms, such as console games, handheld games and arcade games. We compete primarily on the basis of the quality of the game experience offered by us to our users, which depends on a number of factors, including our ability to do the following:

•	hire and retain creative personnel to develop games that appeal to our users;
•	offer online and mobile game service that is stable and is not prone to server shutdowns, connection problems, or other technical difficulties;
•	provide timely and responsive customer service; and
•	establish payment systems that are secure and efficient.

Competition in the online game industry

Currently, the leading providers of online games globally, based on the number of peak concurrent users, include Korea-based companies such as NCSoft Corporation, Krafton, Inc., Nexon Co., Ltd. and PUBG Corporation as well as foreign-based companies such as Epic Games, Inc., Riot Games, Inc., Activision Blizzard, Inc. and Electronics Arts Inc., according to data available from various public sources.

League of Legends of Riot Games, Inc., PlayerUnknown’s Battlegrounds of PUBG Corporation, FIFA Online 3 of Electronic Arts Inc. and Fortnite of Epic Games, Inc. are some of the most popular online games both in Korea and globally.

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

Competition in the mobile game industry

Compared with the online or console game genres, the mobile game market has a relatively low barrier to entry because development of a mobile game requires relatively less time and personnel due to the limitations of the devices on which mobile games are played such as screen size and processing power. Moreover, development tools for mobile games are easier to obtain and use and open marketplaces, such as the Google Play Store and Apple’s App Store, enable developers to easily distribute mobile games to a large global audience. Therefore, we expect the number of mobile game developers to continually increase in the future and competition to become more intense.

We compete with companies that specialize in developing and/or distributing mobile games including leading Korea-based publishers such as NCSoft Corporation, Nexon Co., Ltd., Netmarble Corp. and Pearl Abyss Corp. as well as foreign publishers such as Tencent Holdings Ltd., NetEase Inc., Supercell Oy, King.com Limited and BANDAI NAMCO Entertainment.

PlayerUnknown’s Battlegrounds, Lineage M, Free Fire and Fate/Grand order are some of the most popular mobile games both in Korea and globally.

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

Competition from other game platforms

We also compete against PC and console‑based game developers that produce popular package games, such as Activision Blizzard, Inc. and Electronic Arts Inc. and game console manufacturers such as Microsoft Corporation, Sony Interactive Entertainment Inc. and Nintendo Co., Ltd., all of which also have their own console game development studios.

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

INSURANCE

We maintain medical and accident insurance for our employees to the extent required under Korean law, and we also maintain fire and general commercial insurance with respect to our facilities. We do not have any business liability or disruption insurance coverage for our operations in Korea. We maintain a directors’ and officers’ liability insurance policy covering certain potential liabilities of our directors and officers. See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR BUSINESS—We have limited business insurance coverage and business interruption could have a material adverse effect on our business.”

INTELLECTUAL PROPERTY

Our intellectual property is an essential element of our business. We rely on intellectual property such as copyrights, trademarks and trade secrets, as well as non‑competition, confidentiality and license agreements with our employees, suppliers, licensees, business partners and others to protect our intellectual property rights. Our employees are generally required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments, and other processes generated by them on our behalf are our property and assigning to us any ownership rights that they may claim in those works. With respect to copyrights and computer program rights created by our employees within their employment scope and which are made public bearing our name, we are not required to pay any additional compensation to our employees.

In developing Ragnarok Online, we obtained an exclusive license from Mr. Myoung‑Jin Lee to use the storyline and characters from his cartoon titled Ragnarok for the production of games, animation and character merchandising. See ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Online games—Ragnarok Online.”

We are the registered owner of 21 registered software copyrights to 14 games: Ragnarok Online, Ragnarok Online II, R.O.S.E. Online, Requiem, Ragnarok Violet, Ragnarok Angel Poring, Ragnarok Online—Uprising: Valkyrie, Arcturus, Pucca Racing, W Baseball, Dragonica, Dragon Saga, Ragnarok Online Zero and Ragnarok Spear of Odin, each of which has been registered with the Korea Copyright Commission. As of December 31, 2019, we owned 125 registered domain names, including our official Web site and domain names registered in connection with each of the games we offer. We had 651 registered discrete trademarks at patent and trademark offices in 52 countries as of December 31, 2019. We registered with the Korea Intellectual Property Office, registered copyrights covering 13 game characters and six online game business model patents, in each case as of December 31, 2019.

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

Korea

The Korean game industry and online and mobile game companies operating in Korea are subject to the following laws and regulations:

The Personal Information Protection Act

The Personal Information Protection Act (“PIPA”) was enacted on March 29, 2011 and went into effect on September 30, 2011.  PIPA’s scope covers anyone dealing with personal information in the private and public sectors. An amended version of PIPA, enacted February 4, 2020 (and to be enforced starting August 5, 2020) now also includes Special Provisions for Personal Information Processing by Information and Communication Network Providers (the “Special Provisions”), which used to be previously covered in the Act on Promotion of Information and Telecommunications Network Utilization and Information Protection, etc. (the “Information Protection Act”).

If a person’s personal information is collected or used, or provided to a third person, such person’s consent should be obtained. However, under the amended PIPA of February 4, 2020 (to be enforced as of August 5, 2020), the consent of such persons does not have to be obtained if (i) it is deemed reasonable for the purpose of collecting information, (ii) no adverse consequences are incurred to such persons and if (iii) measures such as encryptions are taken as necessary to secure safety. Furthermore, the Special Provisions state that personal information may be collected and used without the consent of such persons (i) when the information is necessary for the performance of an information and communication network service contract, but is clearly difficult to obtain under usual procedures due to economic and/or technical reasons, or (ii) if the information is necessary in order to charge the fees incurred by the provision of information and communication network service.

If personal information is no longer necessary upon achievement of the purpose of the collection and use of personal information, such information should be immediately destroyed. The Special Provisions also require, in principle, information and communication network providers to take necessary measures (e.g., the destruction of personal information) as required by Presidential Decree to protect the personal information of users who have not used the information and communication network services for a year.

Any transaction requiring identifiers granted by law for identification purposes, such as the resident registration number, is generally prohibited, and exceptions are recognized on a restrictive basis only if consent is obtained or required by law. In addition, any person dealing with personal information as determined pursuant to the Presidential Decree, for instance, such as signing up for a website, should provide alternative methods to using the resident registration number.

In the event of a personal information leak, the processor of personal information should promptly notify the affected person after discovering such incident. If the volume of the leak of personal information exceeds a certain number, the processor of personal information should report the incident to the authorities and take necessary measures to minimize damages. The Special Provisions also state that upon becoming aware of any loss, theft or leakage of personal information, information and communication network providers must without delay notify the affected users of such fact, and within 24 hours, file a report to the Personal Information Protection Committee or a specialized agency. Information and communication network providers must also take necessary measures such as deleting or blocking the publicly exposed personal information, as requested by the Personal Information Protection Committee or by the specialized agency designated by Presidential Decree.

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

Penalty surcharges are imposed on any information and communication networking provider violating the regulation on the protection of personal information to recover any unfair profits gained by such enterprises, and some conducts, such as collection of personal information of users without their consent, are the subject of criminal punishment.  Any information and communication network provider violating its obligation to protect personal information by collecting, using, disclosing such information without consent, and not complying with protective measures, may be imposed with surcharges not exceeding 3% of the sales relevant to the conduct of violation in consideration of the details, degree, period, the number of times and the scale of gained profits.

Following the continued occurrence of personal information leakage incidents, PIPA was amended on July 24, 2015 (enforced on July 25, 2016) to strengthen personal information protection measures and supplement remedial methods for users by strengthening punishment on personal information processors and introducing a statutory damage compensation system. According to the amended PIPA, a user may claim for statutory damage compensation up to Won 3 million in case of loss, theft or leakage of his/her personal information under management by personal information processors.

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

The Act on Promotion of Information and Communications Network Utilization and Information Protection, Etc., or Information Protection Act

Previously, the Information Protection Act was silent on mobile application developers’ access to personal information of application users, and such application users typically consented to such access as they would otherwise not be permitted to use the mobile application services. However, the Information Protection Act was amended on March 22, 2016 (enforced on September 23, 2016) to require mobile application developers to distinguish between information that is critical to provision of material components of the application services and information that is not critical, and clearly explain to each user why access to such critical information is necessary when the developers’ request such user to provide consent for such developer’s access to the data stored on such user’s smart phone. Moreover, a mobile application developer may not refuse to provide services based on a user’s refusal to provide access to his or her information which is not critical to provision of the application services.

While the current Information Protection Act also includes provisions on matters regarding personal information protection, all such provisions are deleted from the amended version of the Information Protection Act as of February 4, 2020 (to be enforced as of August 5, 2020) and integrated into the amended PIPA as of February 4, 2020 (to be enforced as of August 5, 2020).

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

The Act on Promotion of the Game Industry, or Game Act

Under the Game Act, which became effective on April 20, 2007, online games are classified into four categories: “suitable for users of all ages,” “suitable for users 12 years of age or older,” “suitable for users 15 years of age or older” and “suitable for users 18 years of age or older.” The 15 years of age or older category was added between the 12 years of age and 18 years of age categories to increase ratings flexibility. Ragnarok Online has been classified as “suitable for users 12 years of age or older.” The Game Act includes the definition of the term “speculative game.” A speculative game refers to a game that permits betting and offers monetary loss or profit that is determined by chance. Elements that may cause a game to be considered a speculative game include the existence of game money used as a means for betting or purchasing game items (items used within the game for progression in the game) that become the subject of exchange with real money. The Supreme Court Decision No. 2009Do12117 rendered on February 25, 2010 provided that a ‘speculative game’ under the Game Act, should be carried out in accordance with the contents and method prescribed under Article 2,(1-2) of the Game Act, and further, that the term refers to a gaming device or tool which directly provides money, prize or other financial profit or incurs loss on the game user via a payment tool installed on the gaming device or tool depending on the results of the game. Although the Game Act’s definition of speculative games and the Supreme Court decision are intended to provide clarity for the determination of whether a game is deemed speculative or not, because our games involve transactions with game items, we have had to take measures to ensure that we are in compliance with the new rules. Such measures include distributing a game after a rating review is conducted by the Game Rating and Administration Committee, or a self-rating review is conducted in respect of such game in accordance with the Article 21-2 of the Game Act.

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

The Juvenile Protection Act

The Juvenile Protection Act prescribes the establishment of the Juvenile Protection Commission under the authority of the Minister of the Ministry of Health and Welfare in Korea, formerly known as the Ministry for Health, Welfare and Family Affairs, or the “MIHWAF,” which has the authority to designate the types of media harmful to juveniles. Under the Juvenile Protection Act, any person who intends to sell, lend or distribute media materials harmful to minors or provides them for viewing or utilization is required to confirm the age of the intended user, and shall not sell, rent or distribute such materials, or provide them for viewing or utilization, to minors. A person in violation may be punished by imprisonment for a maximum of three years or by a fine not exceeding Won 30 million.

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

The Telecommunications Business Act

Under the Telecommunications Business Act, a person who intends to run a value‑added telecommunications business must report to the Ministry of Science, ICT and Future Planning, or the “MSIP”, which has the authority to accept and monitor such reports. We are classified as a value‑added telecommunications service provider such that we are required to prepare and submit statistical reports regarding, among others, the current status of facilities, subscription records and current status of users to the MSIP upon its request. The MSIP is responsible for compiling information and formulating telecommunications policies under this Telecommunications Business Act. In addition, we are required to report any transfer, takeover, suspension or closing of our business activities to the MSIP, which may issue a correction order if we fail to comply with its rules and regulations. Also, the MSIP may cancel our registration or order us to suspend our business for a period of up to one year if we fail to comply with correction order without a justifiable cause.

Taiwan

There are currently no laws or regulations that specifically target online and mobile gaming businesses. Some laws and regulations that are relevant to or that may affect the online and mobile gaming businesses are described below.

Protection of Personal Data

A non-governmental entity collecting, processing or using personal data is subject to the Personal Data Protection Act, or the “PDPA”, as amended on December 30, 2015. Any information that may be used to directly or indirectly identify a natural person is considered “personal data”, including the name of the data subject, date of birth, identity card number, passport number, characteristics, fingerprints, marital status, family, education, occupation, medical record, medical treatment, genetic information, sexual life, health examination, criminal record, contact information, financial conditions and social activities.

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

Regulations on Copyrights

Under the Copyright Act, as amended on May 1, 2019, online and mobile games may be protected both as “computer programs” and “audiovisual works.” The period of copyright protection extends to fifty years after the death of the copyright holder. For a copyright holder other than a natural person, the period of copyright protection is fifty years after the publication of the work.

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

Regulations on Welfare and Rights of Children and Youths

Online game and mobile game operators should comply with a five-category game rating system, established under the Protection of Children and Youths Welfare and Rights Act and the Regulations of Game Software Rating Management, as amended on January 15, 2020 and May 23, 2019, respectively. The categories include: “Restricted”, “Parental Guidance 15”, or “PG-15”, “Parental Guidance 12”, or “PG-12”, “Protected” and “General Public.” The ratings are registered with the Digital Game Rating Committee, or the “DGRC”, and such registration should be filed by the entity selling the game software or operating the game with license, or by the other entity supplying the game to users, prior to the launch of the game for public review and reference. Entities selling, operating with license, renting, disseminating, or displaying the game software or providing software for downloads should mark such classification on the packaging of the game software or next to the link to such game software.

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

Personal Data Protection Act

The Personal Data Protection Act B.E. 2562 (2019) (“PDPA”) was announced in the Royal Gazette on 27 May 2019. The PDPA came into effect on 28 May 2019, (except for certain provisions on personal data protection, rights of personal data owner, petition, civil liabilities and penalties, which will come into effect on 28 May 2020). The PDPA was substantially influenced by the EU’s General Data Protection Regulation. The PDPA will regulate the duties of a data controller or data processor residing in Thailand, regardless of whether the acquisition, use or disclosure of the data occurs in or outside Thailand. The PDPA will also apply to a data controller or data processor outside Thailand if the activities involve data belonging to a person residing in Thailand when goods or services are being offered to such persons, regardless of whether any payment is involved, or where the activities of such persons are being monitored.

The Philippines

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

Regulations on Sound Upbringing of Minors

In Japan, Internet and game software content is generally regulated at the local, rather than the national, level. Many local governments have ordinances regarding the sound upbringing of minors, which empower competent authorities to designate game software as detrimental to the sound upbringing of minors and prohibit the sale or distribution to minors of such designated game software. In addition, the Computer Entertainment Rating Organization, or “CERO,” a nonprofit organization, offers rating services for home‑use games, including online and mobile games. Game developers may request a rating for their game software from CERO, which will then review such software and assign one of the following five ratings: “suitable for users of all ages,” “suitable for users 12 years old or older,” “suitable for users 15 years old or older,” “suitable for users 17 years old or older,” and “suitable only for users 18 years old or older.” Ratings are based on, among other factors, the degree of sex, violence, and anti‑social expression in the game software content. Once a rating is assigned, the relevant game software must prominently display such rating.

The United States

Protection of Personal Information

Most states have enacted legislation regarding the protection of personal information collected, processed, maintained or used in electronic form, as well as specific notification procedures in the event that such information is accessed or acquired by unauthorized individuals. Under these laws, among other things, businesses are required to implement and maintain reasonable security measures, such as encryption, designed to protect the computerized personal information of its customers or users from unauthorized access, disclosure or use. The definition of “personal information” varies by state, but may include social security numbers, credit card or bank account numbers and access codes, and a username or email address in connection with a password or security question that would permit access to an online account. In the event that a business suffers a security breach, these laws may require the business to provide notice of the incident. If notification is required, the business must notify each individual whose data was included in the incident and in some circumstances the State Attorney General, other state agencies, and consumer reporting bureaus. In addition to notifications required under state data breach laws, some other federal or state laws or guidelines may require notifications to other government agencies for incidents involving specific categories of information including but not limited to personal financial data, health data, and tax data. Notice may not be required in some states where an investigation demonstrates there is no risk of harm. In recent years, many states have adopted amendments to these laws, expanding the definition of “personal information” requiring notification, shortening the timing for required notification and imposing new regulator and consumer reporting bureau notification obligations in certain circumstances. If such personal information is accessed by unauthorized individuals as a result of the business’ failure to use reasonable measures to protect the information, the business may be subject to litigation risks from impacted customers for harm to them potentially resulting in statutory fines or penalties, as well as civil and even potential criminal prosecution by government authorities. A business that suffers a breach may also experience harm to its reputation and business.

Privacy Policy Requirements

Online privacy policies are generally only required for Web sites that collect information from children or that collect certain information from the residents of certain states, such as California, Connecticut and Delaware. For other jurisdictions and types of information, online privacy policies are considered a good practice, but not necessarily required. Any company that does publish a privacy policy is obligated, however, to comply with its terms or risk being found to have engaged in a deceptive practice. The FTC and some state laws require that a posted privacy policy conspicuously and accurately disclose their user data collection and disclosure practices, including informing a business’ customers and users of the categories of personal information that are collected, describing how that personal information is used and shared with third parties, and explaining how users may change or update such information and opt out of its collection and use. In addition to possible statutory fines or penalties, an operator may be directly liable to its customer or users if it fails to comply with its posted privacy policy, if such noncompliance harms the users. Moreover, the FTC has initiated numerous investigations and imposed significant civil penalties in several cases involving alleged failures by companies to comply with the representations made in their online privacy policies and/or adequately disclose the companies’ actual practices in such policies. Settlement agreements with the FTC frequently include twenty years of privacy audits and mandated revisions to the business’ privacy practices, and can include civil penalties. In general, privacy policies are also expected in the mobile application context, including the collection and use of mobile geolocation and device identifier data. Because of the sensitive nature of data that can be collected through mobile applications, mobile application developers should post a privacy policy accessible through the application or the application store, provide just‑in‑time disclosures, obtain affirmative express consent when collecting sensitive information such as children’s data, and use enhanced measures or special notices to alert users to unexpected data use cases to follow best recommended practices from the FTC and State Attorneys General. The FTC has increased its scrutiny of mobile platforms and mobile applications and brought several consent decrees against application developers in recent years relating to misleading privacy disclosures, the over‑collection of data from a user’s mobile device, and the collection of information from children under the age of 13 in violation of COPPA. The failure to properly disclose and obtain valid consent to data collection, use, and sharing may also require a business to delete all information that was improperly collected and used.

Liability Arising from New and Evolving Privacy and Data Security Laws and Regulations

Existing privacy and data security-related laws and regulations in the United States are evolving and are subject to potentially differing interpretations, and various U.S. federal and state legislative and regulatory bodies may expand or enact new privacy and data security-related laws and regulations. For example, the state of California enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which came into effect on January 1, 2020, and which introduces and enhances consumer rights for California residents and disclosure obligations relating to how personal information (which is defined broadly under the CCPA) is processed. In certain circumstances, the CCPA provides a California resident the right to direct a business not to sell his or her personal information or to delete his or personal information, as well as the right to access his or her personal information or to request certain details about how a business processes his or her personal information. The CCPA also provides children’s personal information heightened protection by prohibiting businesses from selling the personal information of a California resident whom the business has actual knowledge is less than 16 years of age unless the business receives affirmative authorization from the resident between the age of 13 and 16, or from his or her parent or guardian, if the individual is less than 13 years of age. Though regulatory enforcement is set to begin in July 2020, further amendments to the CCPA are anticipated and clarifying regulations remain in draft form and are undergoing further revision. As a result, uncertainty remains as to what, if any, additional modifications will be made to the CCPA or how it will be interpreted and enforced. Other state legislature and the U.S. Congress are also considering comprehensive privacy and data security laws and our operations may be further impacted if other states in the U.S. adopt similar laws or if a comprehensive federal privacy and data security law is enacted.

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

Web sites or online services subject to COPPA must therefore obtain verifiable parental consent before engaging in online advertising that involves tracking of children under the age of 13. The Web site operator must also post and obtain parental consent to a clear online privacy policy that provides notice of what information is collected from children, how the information is used, and a list of third parties with which the operator may share or sell the child’s information. The privacy policy must give parents the choice to determine whether the child’s information can be shared with third parties, provide parents access to the child’s information, and offer parents the opportunity to delete any collected information. If the company permits third party advertising networks to use persistent identifiers to serve advertisements, those advertising networks must be informed that the site or service is directed towards children and the company must ensure that parental consent covers such collection, sharing, and use. Moreover, the operator must establish and maintain reasonable procedures to protect the confidentiality, security and integrity of any personal information collected from children under 13 years of age. COPPA also prohibits conditioning a child’s participation in a game on the child disclosing more personal information than is reasonably necessary to participate in such activity. COPPA authorizes the FTC and the State Attorneys General to bring actions against Web site operators to enforce the statute, and provides for penalties of up to US$43,280 per violation. A recent 2019 enforcement action resulted in civil penalties of US$170,000, the largest civil penalty ever imposed under COPPA. Recent legislative efforts to amend COPPA and the initiation of the FTC’s regulatory review process to update the agency’s COPPA Rule implementing the statute may further impact our operations to the extent they involve the collection of information from children.

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

ITEM 4.C.  ORGANIZATIONAL STRUCTURE

The following is our organizational structure:

Note:

(1)	On January 29, 2019, Gravity Game Tech Co., Ltd., a 100%-owned subsidiary in Thailand, was incorporated.
(2)	On Febraury 7, 2019, PT Gravity Game Link, a 70%-owned subsidiary in Indonesia, was incorporated.
(3)	On July 1, 2019, Gravity Game Arise Co., Ltd., a 100%-owned subsidiary in Japan, was incorporated.

ITEM 4.D.  PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2019, our property and equipment mainly consisted of (i) game engines, (ii) network servers, (iii) PCs and (iv) right–of-use assets. As of December 31, 2019, the net book value of our property and equipment was Won 6,663 million (US$5,767 thousand).

Korea

Our principal executive and administrative offices are located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea. We currently occupy 79,825 square feet of office space, which we lease from National IT Industry Promotion Agency, pursuant to a lease that expired on December 31, 2018 and which was renewed for two additional years until December 31, 2020. The annual lease payment amounts to Won 771 million (US$ 667 thousand). The offices of NeoCyon, our 99.24% owned subsidiary, are located at 14F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea. NeoCyon currently occupies 12,427 square feet of office space, subleased from us. The annual lease payment amounts to Won 120 million (US$104 thousand). We believe that the existing facilities of Gravity and NeoCyon are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

The United States

The office of Gravity Interactive, Inc. (“Gravity Interactive”), our wholly‑owned subsidiary in the United States, are located at 7001 Village Drive, Suite 150, Buena Park, California 90621. Gravity Interactive currently occupies 6,111 square feet of office space, leased from a third party. The annual lease payment amounts to Won 177 million (US$153 thousand). We believe that the existing facilities of Gravity Interactive are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

Taiwan

The office of Gravity Communications Co., Ltd. (“Gravity Communications”), our wholly‑owned subsidiary in Taiwan, is located at Suite 6, 3F, No. 88, Ruihu St., Neihu District, Taipei City. Gravity Communication occupies 7,839 square feet of office space leased from a third party. The annual lease payment amounts to Won 92 million (US$ 80 thousand). We believe that the existing facilities of Gravity Communications are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

Japan

The office of Gravity Game Arise Co., Ltd. (“Gravity Game Arise”), our wholly‑owned subsidiary in Japan, is located at 3-14-4, Chuo-ku Kyobashi, Tokyo. Gravity Game Arise currently occupies 2,332 square feet of office space, leased from a third party. The annual lease payment amounts to Won 184 million (US$159 thousand). We believe that the existing facilities of Gravity Game Arise are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

Indonesia

The office of PT Gravity Game Link (“Gravity Game Link”), our 70%‑owned subsidiary in Indonesia, is located at Jl. Arteri Pos Pengumben No. 8 RT. 05 / RW. 08, Sukabumi Selatan, Kebon Jeruk, RT.5/RW.8, Sukabumi Sel., Kec. Kb. Jeruk, Kota Jakarta Barat, Daerah Khusus Ibukota Jakarta. Gravity Game Link currently occupies 2,014 square feet of office space, leased from a third party. The annual lease payment amounts to Won 20 million (US$17 thousand). We believe that the existing facilities of Gravity Game Link are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

Thailand

The office of Gravity Game Tech Co., Ltd. (“Gravity Game Tech”), our wholly‑owned subsidiary in Thailand, is located at 139 Sethiwan Tower 19 Floor, Pan Rd, Silom, Bang Rak, Bangkok. Gravity Game Tech currently occupies 4,006 square feet of office space, leased from a third party. The annual lease payment amounts to Won 90 million (US$78 thousand). We believe that the existing facilities of Gravity Game Tech are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

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

ITEM 5.A.  OPERATING RESULTS

OVERVIEW

We are a leading developer and distributor of online games and mobile games in Thailand, Taiwan, Korea and the Philippines based on the number of peak concurrent users. Our headquarters is in Korea, and we are incorporated under the laws of Korea. Our revenues have been and continue to be driven primarily by our first game, Ragnarok Online, and other games developed based on the content of Ragnarok Online, particularly the mobile game Ragnarok M: Eternal Love which represented 80.0% of our total revenues in 2019. Our future growth and profitability will be determined by our ability to enhance the features on our existing games and introduce new games with characters, features and functions that gain market acceptance and following.

In 2019, our revenues increased by 25.9% to Won 360,967 million (US$312,401 thousand) from Won 286,770 million in 2018. We recorded a net profit attributable to owners of the parent company of Won 39,876 million (US$34,511 thousand) in 2019 as compared to a net profit attributable to owners of the parent company of 31,443 million in 2018. Our gross profit margin decreased to 26.4% in 2019 from 26.8% in 2018. Our operating profit margin was 13.5% in 2019 with an operating profit of Won 48,663 million (US$42,116 thousand) in 2019 as compared to an operating profit margin of 11.6% in 2018.

Ragnarok M: Eternal Love was launched in Southeast Asia in October 2018, in North and South America and Oceania in January 2019, in Japan in June 2019 and in Europe in October 2019. The increase in revenue from these regions was partially offset by decreased revenues from Ragnarok M: Eternal Love in Taiwan and Korea. Our cost of revenues for 2019 increased as compared to 2018 mainly due to increased commissions paid for mobile services in Southeast Asia, North and South America and Oceania, and Japan. Our operating expenses for 2019 increased as compared to 2018 mostly due to increased research and development expenses, salaries and commissions paid. Our revenue trend will continue to be materially affected in the future by the popularity of online and mobile games introduced by our competitors.

Our corporate income tax rate in 2019 was 22%.

Revenues

We have applied IFRS 15 Revenue from Contracts with Customers on January 1, 2018, the date of initial application.

We derive, and expect to continue to generate, most of our revenues from online game subscription revenue generated in the countries and markets where our games are offered by us, royalties and license fees paid by our licensees in our overseas markets, and mobile games revenue. Our revenues can be classified into the following four categories:

•	online games—subscription revenue;
•	online games—royalties and license fees;
•	mobile games; and
•	other revenue.

Online games—subscription revenue

We recognize online subscription revenue players make use of in-game premium features.

Players can access games free of charge, but may purchase virtual currency to acquire in-game premium features. Subscription revenue consists of revenues from (i) micro‑transactions, and (ii) subscription fees from Internet cafés. Micro‑transaction fees for consumable in‑game items are deferred when purchased, and then recognized as revenue as they are used in the games while permanent in‑game items are recognized ratably as revenues over the estimated life cycle of game users. Prepaid subscription fees from Internet cafés are deferred and recognized as revenue on a monthly basis based on actual hours used.

Online games—royalties and license fees

We license the right to distribute and market local versions of our games to overseas licensees (“game licensing contracts”) in exchange for an initial prepaid license fee and/or guaranteed minimum royalty payments. We generally provide our licensees with post-contract customer support on software products, consisting of technical support and occasional unspecified upgrades, or enhancements during the contract term. We determined that granting a license is not distinct from other promised services in the contracts; therefore, the promise to grant a license and those other promised services together are considered a single performance obligation. Revenue is recognized over time, from the commercial launch date to the expiration date of contract under IAS 18 whereas it is recognized from the date when a performance obligation is performed for the first time to the expiration date of contract under IFRS 15.

When the running royalty revenue based on the contractual royalty rate and the actual revenue of the licensee exceeds the ratably recognized guaranteed minimum, the excess is then recognized as revenue and accounts receivable.

Mobile games revenue

Mobile games revenue consists of revenues from (i) micro-transactions that users purchase in cases where we directly provide mobile game services to users; (ii) royalties and license fees from licensees to which we license the right to distribute, promote, and market its local version of mobile games in overseas countries (“game licensing contracts”); (iii) royalties and license fees from licensees to which we license the right to use the original game and intellectual property to develop new games and distribute, promote, and market those newly developed games (“IP licensing contracts”); and (iv) mobile games operation services for third parties.

Revenues from (i) royalties and license fees from licensees for game licensing contracts are recognized in line with those of online games. (ii) When we defer revenue generated by micro-transactions, we estimate the game user’s life cycle and defer the remaining amount of virtual currency and items purchased by active users as of the end of the reporting period. Revenue from (iii) royalties and license fees from licensees for IP licensing contracts are recognized over time, from initial IP delivery date to expiration date of contract. The nature of granting IP license is considered as a promise to provide a right to access. The accounting treatment of running royalty revenue is the same as that of game licensing contracts. Revenues from (iv) mobile games operation services are recognized over time as the customer simultaneously receives and consumes the benefits provided by us. The progress is measured by reference to the labor hours, which are expended evenly throughout the contract period.

Other revenue

Other revenue consists of revenue from sales of console games, game character merchandising, animation and other services, including sales of goods related to mobile phones and website development and operation services for third parties. Revenues from development and operation services for third parties are recognized over time by measuring progress towards complete satisfaction of a performance obligation. The progress is measured by reference to the costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract.

The following table sets forth a breakdown of revenues by type of revenue and the percentage of total revenue for the periods indicated:

	Year Ended December 31,
Revenue Type	2019			2019(1)		2018			2017
		(In millions of Korean Won and thousands of US$, except percentages)
Online games—subscription revenue	~~W~~	30,751	8.5%	US$	26,613	~~W~~	25,897	9.0%	~~W~~	36,428	25.7%
Online games—royalties and license fees		11,571	3.2		10,014		13,556	4.7		16,244	11.5
Mobile games		301,903	83.6		261,284		239,489	83.5		82,624	58.3
Other revenue		16,742	4.7		14,490		7,828	2.8		6,327	4.5
Total	~~W~~	360,967	100.0%	US$	312,401	~~W~~	286,770	100.0%	~~W~~	141,623	100%

Notes:

(1)

For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,155.46 to US$1.00, the noon buying rate in effect on December 31, 2019 as certified by the Federal Reserve Bank of New York for customs purposes.

Cost of revenues

Our cost of revenues consists principally of the following:

•

operational expenses, commissions paid, royalty payments, server depreciation expenses, server maintenance costs and related personnel costs, mobile platform fees, channeling service fees, and outsourcing fees related to developing updates to games currently commercially offered;

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

Payments to Mr. Myoung‑Jin Lee amounted to Won 1,333 million (US$1,154 thousand) for 2019 and Won 561 million for 2018. This agreement expires in January 2033.

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

Foreign currency effects

In 2019, 87.5% of our revenues were denominated in foreign currencies, primarily in the Thai Baht, the U.S. Dollar and the NT Dollar.

In most of the countries in which our games are distributed, the revenues generated by our overseas subsidiaries and licensees are denominated in local currencies, which include the NT dollar, the Thai Baht, the Philippine Peso, the Japanese Yen and the Indonesian Rupiah. The revenues from those countries, other than the United States, Japan and European countries, are converted into the U.S. dollar for remittance of monthly royalty payments to us. Depreciation of these local currencies against the U.S. dollar will result in reduced monthly royalty payments in U.S. dollar terms, thereby having a negative impact on our net profit given that substantially all of our costs are denominated in Won.

We receive monthly royalty payments from our overseas licensees based on an agreed percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. We generally receive these royalty payments 20 to 90 days after the end of each month unless delayed due to extraordinary circumstances. Appreciation or depreciation of the Won against these foreign currencies during this period will result in foreign currency losses or gains and affect our net profit.

As of December 31, 2019 and 2018, we had no foreign currency forward contracts outstanding. See ITEM 11. “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK—foreign currency risk.”

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

Deferred revenue-micro transaction

We sell virtual currency and items that can be used in online and mobile games to game users. For online games, the entire amount of unused virtual currency is deferred for the period during which the refundable obligation is to be performed, and for items, revenue is recognized by deferring to the expected period of use estimated in consideration of the item’s attributes. For mobile games, when we defer revenue generated by micro-transactions, we estimate the game users’ life cycle and defer the remaining amount of virtual currency and items without an effective period purchased by active users as of the end of the reporting period. Revenues for items with effective period are recognized on a straight-line basis over the effective period. We consider a user as an active user if the period between the time of the user’s most recent access of the game and the period end equals or is shorter than the estimated game users’ life cycle. In order to estimate the expected period of use of items and mobile game users’ life cycle, we estimate the period of use by analyzing the customer’s behavior and consumption patterns such as payment and access, and periodically examine whether these estimates change.

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

In 2019, we recorded impairment losses of Won 486 million (US$421 thousand) in non-financial assets.

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

We recognize a previously unrecognized deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be recovered. In this process, we believe that recognition of deferred tax assets and liabilities is a significant accounting policy that requires our management’s estimates and assumptions regarding, among other things, the level of future taxable income, interpretation of the tax laws and tax planning. Changes in tax laws, projected levels of taxable income and tax planning could affect the effective tax rate and tax balances recorded by us in the future.

As of December 31, 2019, we have recognized deferred tax assets related to temporary differences, tax loss carryforward and tax credit carryforwards, which can be utilized based on the likelihood of future taxable income.

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

Our CODM does not review any information regarding total assets on an operating segment basis, and accordingly, no disclosure is made with respect thereto. We assess the performance an operating segment based on its operating profit or loss, which does not differ from the operating profit reported on the Statement of Comprehensive Income except for inter-segment transactions. The following information is available for each business segment for the years ended December 31, 2019, 2018 and 2017.

	2019
	Revenue		Depreciation Amortization		Operating profit(2)
	(In millions of Korean Won)
Online	~~W~~	48,182	~~W~~	1,401	~~W~~	7,754
Mobile		346,878		1,145		38,655
Others		19,352		1,107		562
Sub total		414,412		3,653		46,971
Inter-segment eliminations(1)		(53,445)		-		1,692
Total	~~W~~	360,967	~~W~~	3,653	~~W~~	48,663

	2018
	Revenue		Depreciation Amortization		Operating profit(2)
		(In millions of Korean Won)
Online	~~W~~	41,288	~~W~~	238	~~W~~	4,286
Mobile		257,364		473		24,795
Others		9,526		715		1,086
Sub total		308,178		1,426		30,167
Inter-segment eliminations (1)		(21,408)		(12)		3,201
Total	~~W~~	286,770	~~W~~	1,414	~~W~~	33,368

	2017
	Revenue		Depreciation Amortization		Operating profit(loss)(2)
		(In millions of Korean Won)
Online	~~W~~	53,790	~~W~~	222	~~W~~	14,536
Mobile		87,194		268		(2,476)
Others		7,532		36		993
Sub total		148,516		526		13,053
Inter-segment eliminations (1)		(6,893)		(6)		982
Total	~~W~~	141,623	~~W~~	520	~~W~~	14,035

(1)	Inter-segment eliminations are reflected as adjustments.
(2)

Other profit or loss items that do not constitute operating profit (loss) are not separately disclosed because they are not reviewed by the chief operating decision maker by operating segment. See “—RESULTS OF OPERATIONS: 2019 COMPARED TO 2018—Segment Results”.

New standards and interpretations not yet adopted by us

Certain new accounting standards and interpretations that have been published but are not mandatory for the annual reporting period commencing January 1, 2019 have not been early adopted by us. For a further description of the methods used in the preparation of our consolidated financial statements and new standards and amendments not yet adopted, see Note 4 to our financial statements.

RESULTS OF OPERATIONS: 2019 COMPARED TO 2018

The following table summarizes our results of operations for the periods indicated:

	Years Ended December 31,
	2019		2019(1)		2018		% Changes
		(In millions of Korean Won and thousands of US$, except percentages)
Statements of Comprehensive Income
Revenues:
Online games-subscription revenue	~~W~~	30,751	US$	26,613	~~W~~	25,897	18.7%
Online games-royalties and license fees		11,571		10,014		13,556	(14.6)
Mobile games		301,903		261,284		239,489	26.1
Other revenue		16,742		14,490		7,828	113.9
Total revenues		360,967		312,401		286,770	25.9
Cost of revenues		265,788		230,028		210,044	26.5
Gross profit		95,179		82,373		76,726	24.1
Gross profit margin(2)		26.4%		26.4%		26.8%
Operating expenses:
Selling, general and administrative expenses		(36,873)		(31,912)		(34,820)	5.9
Research and development		(9,503)		(8,224)		(8,018)	18.5
Other income		353		305		122	189.3
Other expenses		(493)		(426)		(642)	(23.2)
Total operation expenses		46,516		40,257		43,358	7.3
Operating profit		48,663		42,116		33,368	45.8
Operating profit margin(3)		13.5%		13.5%		11.6%
Finance income (costs)
Finance income		4,187		3,624		2,073	102.0
Finance costs		(1,594)		(1,380)		(1,002)	59.1
Profit before income tax		51,256		44,360		34,439	48.8
Income tax expenses		11,526		9,975		3,053	277.5
Profit for the year		39,730		34,385		31,386	26.6
Other comprehensive income(loss)
Items that maybe subsequently reclassified to income or loss
Foreign currency translation adjustments		136		118		178	(23.6)
Total comprehensive income for the year		39,866		34,503		31,564	26.3
Profit (loss) attributable to:
Owners of the Parent Company	~~W~~	39,876	US$	34,511	~~W~~	31,443	26.8
Non-controlling interest(4)		(146)		(126)		(57)	156.1
Total comprehensive income attributable to:
Owners of the Parent Company	~~W~~	40,012	US$	34,629	~~W~~	31,621	26.5
Non-controlling interest(4)		(146)		(126)		(57)	156.1

N/M = not meaningful

Notes:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1, 155.46 to US$1.00, the noon buying rate in effect on December 31, 2019 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)	Gross profit margin for each period is calculated by dividing gross profit by total revenue for each period.
(3)	Operating profit margin for each period is calculated by dividing operating profit by total revenue for each period.
(4)

Represents the non‑controlling interest in NeoCyon, a 96.1%‑held subsidiary acquired in December 2005, which increased to 98.7% in August 2018 and to 99.2% in August 2019 and Gravity Game Link, a 70%-held subsidiary acquired in February 2019.

Revenues

Our total revenues increased by 25.9% to Won 360,967 million (US$312,401 thousand) in 2019 from Won 286,770 million in 2018, primarily due to:

•

a 26.1% increase in mobile games revenue to Won 301,903 million (US$261,284 thousand) in 2019 from Won 239,489 million in 2018. This increase was mainly attributable to increased revenues from Ragnarok M: Eternal Love which was launched in Southeast Asia in October 2018, in North and South America and Oceania in January 2019 and in Japan in June 2019. Such increase was partially offset by decreased revenues from Ragnarok M: Eternal Love in Taiwan and Korea due to increased competition and weak demand for the game.

•

a 18.7% increase in subscription revenue to Won 30,751 million (US$26,613 thousand) in 2019 from Won 25,897 million in 2018, which was due mainly to increased revenues from Ragnarok Online in Taiwan and the launch of Ragnarok Prequel II in Taiwan in June 2019;

•

a 14.6% decrease in royalties and license fees to Won 11,571 million (US$10,014 thousand) in 2019 from Won 13,556 million in 2018, which was mainly due to (i) decreased revenue from Ragnarok Online in Thailand resulting from increased competition and weak demand for the game; and (ii) decreased revenue from Ragnarok Online in Brazil which has been directly offered since November 2018 after termination of distribution agreement with a local publisher; and

•

a 113.9% increase in other revenue to Won 16,742 million (US$14,490 thousand) in 2019 from Won 7,828 million in 2018, which was mainly attributable to increased revenues from NeoCyon’s website development and operation services for third parties.

Cost of revenues

Our cost of revenues increased by 26.5% to Won 265,788 million (US$230,028 thousand) in 2019 from Won 210,044 million in 2018, primarily due to:

•

a 27.8% increase in commission paid to Won 241,480 million (US$208,990 thousand) in 2019 from Won 188,944 million in 2018, which was mainly due to increased commissions paid for service fees of mobile platforms, royalty payments and outsourcing fees for game services related to Ragnarok M: Eternal Love; and

•	a 14.6% increase in salaries to Won 12,620 million (US$10,922 thousand) in 2019 from Won 11,014 million in 2018, primarily resulting from an increase in the number of employees.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 24.1% to Won 95,179 million (US$82,373 thousand) in 2019 from Won 76,726 million in 2018. Our gross profit margin decreased to 26.4% in 2019 from 26.8% in 2018 due to increased fees and commissions related to our services of Ragnarok M: Eternal Love.

Operating expenses

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 5.9% to Won 36,873 million (US$31,912 thousand) in 2019 from Won 34,820 million in 2018, primarily due to:

•	a 22.1% increase in salaries to Won 8,643 million (US$7,480 thousand) in 2019 from Won 7,080 million in 2018, primarily resulting from an increase in the number of employees;
•

a 26.8% increase in commission paid to Won 7,262 million (US$6,285 thousand) in 2019 from Won 5,727 million in 2018, which was mostly related to payment of gate way fees for Ragnarok Online in Taiwan; and

Such increase was partially offset by:

•

a 13.4% decrease in advertising expenses to Won 14,948 million (US$12,937 thousand) in 2019 from Won 17,263 million in 2018 mainly due to a decrease in advertising expenses for Ragnarok M: Eternal Love in Korea which commercially launched in March 2018, and offset by advertising expenses in 2019 mainly due to the launch of Ragnarok H5 in Korea in September 2019, the launch of The Color of Dream Fantasy, Latale in Japan in October 2019, the launch of Ragnarok Tactics in Thailand in November 2019, Ragnarok Click H5 globally in November 2019 and participation in G-Star 2019 in November 2019.

Research and development. Our research and development expenses increased by 18.5% to Won 9,503 million (US$8,224 thousand) in 2019 from Won 8,018 million in 2018, mainly due to increases in development expenses for mobile games.

Other expenses. We had Won 486 million (US$421 thousand) in impairment loss on intangible assets and other non-current assets in 2019, compared to impairment loss on intangible assets of Won 623 million in 2018, which mostly consisted of impairment loss on intangible assets of Blood War M and other non-current assets of Burst and Dawn Break.

Operating profit and operating profit margin

As a result of the cumulative effects of the reasons stated above, we recorded an operating profit of Won 48,663 million (US$42,116 thousand) in 2019, compared to operating profit of Won 33,368 million in 2018, and our operating profit margin was 13.5% and 11.6% in 2019 and 2018, respectively.

Net finance income (costs)

We recorded a net finance income of Won 2,593 million (US$2,244 thousand) in 2019, compared to a net finance income of Won 1,071 million in 2018. Net finance income (costs) includes primarily interest income and foreign currency gain (loss).

Income tax expenses

We recorded an income tax expense of Won 11,526 million (US$9,975 thousand) in 2019, compared to an income tax expense of Won 3,053 million in 2018. Our effective tax rate increased from 9.0% in 2018 to 22% in 2019 primarily due to the utilization of previously unrecognized deferred tax asset, Won 5,347 million in 2018, while no such utilization occurred in 2019.

Non‑controlling interest

Non‑controlling interest represents the net loss from NeoCyon, our 99.2%‑held subsidiary and net loss from Gravity Game Link, our 70%-held subsidiary, attributable to third-party minority interest holders. We acquired 96.1% of the voting equity of NeoCyon in 2005, increased our ownership in NeoCyon to 98.7% in August 2018, and increased our ownership in NeoCyon to 99.2% in August 2019. We acquired 70% of the voting equity of Gravity Game Link in February 2019.

Profit attributable to owners of the parent company

As a result of the foregoing, we recorded profit attributable to owners of the parent company of Won 39,876 million (US$34,511 thousand) in 2019 compared to profit attributable to owners of the parent company of Won 31,443 million in 2018.

Segment Results

Our net revenue from online game operations, prior to adjusting for inter-segment transactions, was Won 48,182 million (US$41,699 thousand) in 2019, which was a 16.7% increase from Won 41,288 million in 2018. This was mainly due to increased subscription revenues from Ragnarok Online and Ragnarok Prequel II in Taiwan. Our net revenue from mobile game operations was Won 346,878 million (US$300,208 thousand) in 2019, which was 34.8% increase from Won 257,364 million in 2018. This was mainly due to increased revenues from Ragnarok M: Eternal Love in Southeast Asia, North and South America and Oceania and Japan.

Prior to adjusting for inter-segment transactions, we recorded an operating profit of Won 7,754 million (US$6,711 thousand) from online game operations in 2019, which was an increase of 80.9% from Won 4,286 million in 2018, resulting mainly from increased revenue from Ragnarok Online in Taiwan. Also, our operating profit from mobile game operations was Won 38,655 million (US$33,454 thousand) in 2019, which was an increase of 55.9% from Won 24,795 million in 2018, resulting mainly from increased revenues from Ragnarok M: Eternal Love.

RESULTS OF OPERATIONS: 2018 COMPARED TO 2017

	2018		2017		% Changes
	(In millions of Korean Won, except percentages)
Statements of Comprehensive Income
Revenues:
Online games-subscription revenue	~~W~~	25,897	~~W~~	36,428	(28.9)%
Online games-royalties and license fees		13,556		16,244	(16.5)
Mobile games		239,489		82,624	189.9
Other revenue		7,828		6,327	23.7
Total revenues		286,770		141,623	102.5
Cost of revenues		210,044		94,234	122.9
Gross profit		76,726		47,389	61.9
Gross profit margin(1)		26.8%		33.5%
Operating expenses:
Selling, general and administrative expenses		(34,820)		(28,012)	24.3
Research and development		(8,018)		(5,239)	53.0
Other income		122		165	(26.1)
Other expenses		(642)		(268)	139.6
Total operation expenses		43,358		33,354	30.0
Operating profit		33,368		14,035	137.7
Operating profit margin(2)		11.6%		9.9%
Finance income (costs)
Finance income		2,073		1,875	10.6
Finance costs		(1,002)		(1,452)	(31.0)
Profit before income tax		34,439		14,458	138.2
Income tax expenses		3,053		1,144	166.9
Profit for the year		31,386		13,314	137.7
Other comprehensive income(loss)
Items that maybe subsequently reclassified to income or loss
Foreign currency translation adjustments		178		37	381.1
Total comprehensive income for the year		31,564		13,351	136.4
Profit (loss) attributable to:
Owners of the Parent Company	~~W~~	31,443	~~W~~	13,319	136.1
Non-controlling interest(3)		(57)		(5)	1,040
Total comprehensive income attributable to:
Owners of the Parent Company	~~W~~	31,621	~~W~~	13,356	136.7
Non-controlling interest(3)		(57)		(5)	1,040

N/M = not meaningful

(1)	Gross profit margin for each period is calculated by dividing gross profit by total revenue for each period.
(2)	Operating profit margin for each period is calculated by dividing operating profit by total revenue for each period.
(3)

Represents the non‑controlling interest in NeoCyon, a 96.1%‑held subsidiary acquired in December 2005, which increased to 98.7% in August 2018 and Gravity Games, a subsidiary acquired in October 2010, in which our initial ownership was 50.8% and which increased to 85.5% in August 2013. Gravity Games was liquidated in September 2018.

Revenues

Our total revenues increased by 102.5% to Won 286,770 million in 2018 from Won 141,623 million in 2017, primarily due to:

•

a 189.9% increase in mobile games revenue to Won 239,489 million in 2018 from Won 82,624 million in 2017. This increase was mainly attributable to increased revenues from Ragnarok M: Eternal Love which was launched in Taiwan in October 2017, in Korea in March 2018 and in Southeast Asia in October 2018;

•

a 28.9% decrease in subscription revenue to Won 25,897 million in 2018 from Won 36,428 million in 2017, which was due mainly to decreased revenues from Ragnarok Online and Ragnarok Prequel in Taiwan resulting from increased competition and weak demand for the game;

•

a 16.5% decrease in royalties and license fees to Won 13,556 million in 2018 from Won 16,244 million in 2017, which was mainly due to (i) decreased revenues from Ragnarok Online in Thailand and Indonesia; and (ii) decreased revenue from a game development and publishing agreement of Ragnarok Online II in China which did not occur in 2018; and

•

a 23.7% increase in other revenue to Won 7,828 million in 2018 from Won 6,327 million in 2017, which was mainly attributable to increased revenues from NeoCyon’s website development and operation services for third parties.

Cost of revenues

Our cost of revenues increased by 122.9% to Won 210,044 million in 2018 from Won 94,234 million in 2017, primarily due to:

•

a 147.1% increase in commission paid to Won 188,944 million in 2018 from Won 76,464 million in 2017, which was mainly due to increased commissions paid for service fees of mobile platforms, royalty payments and outsourcing fees for game services related to Ragnarok M: Eternal Love; and

•	a 24.3% increase in salaries to Won 11,014 million in 2018 from Won 8,858 million in 2017, primarily resulting from an increase in the number of employees.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 61.9% to Won 76,726 million in 2018 from Won 47,389 million in 2017. Our gross profit margin decreased to 26.8% in 2018 from 33.5% in 2017 due to increased fees and commissions related to our services of Ragnarok M: Eternal Love.

Operating expenses

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 24.3% to Won 34,820 million in 2018 from Won 28,012 million in 2017, primarily due to:

•

a 37.8% increase in advertising expenses to Won 17,263 million in 2018 from Won 12,525 million in 2017 mainly due to an increase in advertising expenses for the commercial launch of Ragnarok M: Eternal Love in Korea; and

•	a 29.5% increase in salaries to Won 7,080 million in 2018 from Won 5,468 million in 2017, primarily resulting from an increase in the number of employees.

Research and development. Our research and development expenses increased by 53.0% to Won 8,018 million in 2018 from Won 5,239 million in 2017, mainly due to increases in development expenses for mobile games.

Other expenses. We had Won 623 million in impairment loss on intangible assets in 2018, compared to impairment loss on intangible assets of Won 230 million in 2017, which mostly consisted of impairment loss on intangible assets of Legend of Sword and Fairy: Mirror’s Mirage.

Operating profit and operating profit margin

As a result of the cumulative effects of the reasons stated above, we recorded an operating profit of Won 33,368 million in 2018, compared to operating profit of Won 14,035 million in 2017, and our operating profit margin was 11.6% and 9.9% in 2018 and 2017, respectively.

Net finance income (costs)

We recorded a net finance income of Won 1,071 million in 2018, compared to a net finance income of Won 423 million in 2017. Net finance income (costs) includes primarily interest income and foreign currency gain (loss).

Income tax expenses

We recorded an income tax expense of Won 3,053 million in 2018, compared to an income tax expense of Won 1,144 million in 2017. Our income tax expenses increased as a result of an increase in our taxable income.

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

Profit attributable to owners of the parent company

As a result of the foregoing, we recorded profit attributable to owners of the parent company of Won 31,443 million in 2018 compared to profit attributable to owners of the parent company of Won 13,319 million in 2017.

Segment Results

Our net revenue from online game operations, prior to adjusting for inter-segment transactions, was Won 41,288 million in 2018, which was a 23.2% decrease from Won 53,790 million in 2017. This was mainly due to decreased subscription revenues from Ragnarok Online and Ragnarok Prequel in Taiwan. Our net revenue from mobile game operations was Won 257,364 million in 2018, which was 195.2% increase from Won 87,194 million in 2017. This was mainly due to increased revenues from Ragnarok M: Eternal Love in Taiwan, Korea and Southeast Asia.

Prior to adjusting for inter-segment transactions, we recorded an operating profit of Won 4,286 million from online game operations in 2018, which was a decrease of 70.5% from Won 14,536 million in 2017, resulting mainly from decreased revenues from Ragnarok Online and Ragnarok Prequel in Taiwan. Also, our operating profit from mobile game operations was Won 24,795 million in 2018, compared to an operating loss of Won 2,476 million in 2017, mainly due to increased revenues from Ragnarok M: Eternal Love.

ITEM 5.B.  LIQUIDITY AND CAPITAL RESOURCES

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
		2019	2019(1)		2018		2017
	(In millions of Korean Won and thousands of US$)
Cash and cash equivalents at beginning of year	~~W~~	86,051	US$	74,473	~~W~~	39,095	~~W~~	16,720
Net cash inflow from operating activities		26,371		22,823		35,972		26,136
Net cash inflow (outflow) from investing activities		(32,526)		(28,150)		10,823		(2,982)
Net cash inflow (outflow) from financing activities		(1,686)		(1,459)		(197)		—
Effect of exchange rate changes on cash and cash equivalents		1,218		1,054		358		(779)
Net increase (decrease) in cash and cash equivalents		(6,623)		(5,732)		46,956		22,375
Cash and cash equivalents at end of year	~~W~~	79,428	US$	68,741	~~W~~	86,051	~~W~~	39,095

Note:

(1)

For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,155.46 to US$1.00, the noon buying rate in effect on December 31, 2019 as certified by the Federal Reserve Bank of New York for customs purposes.

Prior to the commercial launch of Ragnarok Online in August 2002, our principal sources of liquidity were cash from equity financing and incurrence of debt. Following the commercial launch of Ragnarok Online, our principal sources of liquidity have been cash flows from our operating activities and the proceeds from our initial public offering of ADSs in February 2005. As of December 31, 2019, we had approximately Won 79,428 million (US$68,741 thousand) in cash and cash equivalents. Our cash and cash equivalents primarily consist of bank deposits with a maturity of three months or less at the time of purchase and money market instruments where the underlying securities have a maturity of three months or less. Net cash used in investing activities has consisted primarily of increase in short-term financial instruments, and purchases of intangible assets, and property and equipment. Our net property and equipment increased from Won 1,498 million as of December 31, 2018 to Won 6,663 million (US$5,767 thousand) as of December 31, 2019 mainly due to recognition of property and equipment in order to prepare for the adoption of IFRS 16 of Won 4,254 million (US$3,682 thousand). Our intangible assets increased from Won 1,163 million as of December 31, 2018 to Won 1,717 million (US$1,486 thousand) due to the acquisition of intangible assets during 2019.

Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We invest our cash in bank deposits and short‑term financial instruments which primarily consist of money market instruments with maturities of one year or less. Our short‑term financial instruments increased from Won 9,500 million as of December 31, 2018 to Won 39,500 million as of December 31, 2019. The increase in our short-term financial instruments in 2019 primarily resulted from the conversion of cash and cash equivalents into short-term financial instruments.

We generate cash primarily through revenues from mobile games as well as subscription revenues, royalties and license fees from our online games in various countries as described in ITEM 5.A. “OPERATING RESULTS—OVERVIEW—Revenues.” The level of popularity of our games in the marketplace is a key factor in how much cash we can generate. Most of our cash disbursements relate to costs such as salaries and other overhead costs for game servicing, other selling, general and administrative activities, and R&D activities.

Net cash inflow from operating activities. Net cash inflow from operating activities decreased to Won 26,371 million (US$22,823 thousand) in 2019 from Won 35,972 million in 2018, which was primarily due to increased income tax paid and payment of accounts payables for Ragnarok M: Eternal Love which launched in Southeast Asia in October 2018.  The increase in net cash inflow from operating activities in 2018 as compared to 2017 was primarily due to increased net profit as a result of operating activities in 2018.

Net cash outflow from investing activities. Net cash outflow from our investing activities in 2019 was Won 32,526 million (US$28,150 thousand), compared to Won 10,823 million of net cash provided by in our investing activities in 2018. Such change primarily reflected Won 30,000 million (US$25,964 thousand) of net increase of short-term financial instruments. The increase in net cash provided by our investing activities in 2018 as compared to 2017 was primarily reflected Won 13,000 million of net decrease of short-term financial instruments.

Net cash outflow from financing activities. Net cash outflow from financing activities increased to Won 1,686 million (US$ 1,459 thousand) in 2019 from Won 197 million in 2018, which was primarily due to increased repayment of lease liabilities. The increase in net cash outflow from financing activities in 2018 as compared to 2017 was mainly due to repayments of the current portion of lease liabilities.

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

As of December 31, 2019, our primary source of liquidity was Won 79,428 million (US$68,741 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities will be sufficient to meet our capital needs through at least the first quarter of 2021. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations.

We expect to have capital expenditure requirements for the ongoing expansion into other markets, including expenditures for expanding and upgrading our existing server equipment continuously, for developing new games internally, for acquiring and publishing third party games, or for investing in enhancing our technological, marketing, distributing and servicing capabilities. We believe that our internal cash flow from operations, together with our cash and cash equivalents, will be sufficient to satisfy our working capital requirements through at least the first quarter of 2021, including our new game development expenditures.

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
•

Server programming—server design and development, handling interconnections, validation, security, character data and game process coordination, and facilitating online communication among players; and

•	Client programming—enhancing the visual and sound experience and movement simulation of game characters.

Our research and development expenditures were Won 9,503 million (US$8,224 thousand), Won 8,018 million and 5,239 million in 2019, 2018 and 2017, respectively. Our research and development expenses increased in 2019 mainly due to an increase in research and development expenses for mobile games.

See ITEM 4.B. “BUSINESS OVERVIEW—GAME DEVELOPMENT AND PUBLISHING” for information regarding our research and development and ITEM 4.B. “BUSINESS OVERVIEW—INTELLECTUAL PROPERTY” for information regarding our intellectual property.

ITEM 5.D.  TREND INFORMATION

Trends, uncertainties, and events which could have a material impact on our sales, operating revenues, and liquidity and capital resources are discussed above in ITEM 5.A. “OPERATING RESULTS” and ITEM 5.B. “LIQUIDITY AND CAPITAL RESOURCES.”

ITEM 5.E.  OFF‑BALANCE SHEET ARRANGEMENTS

There are no off‑balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors.

ITEM 5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our contractual cash obligations due by period as of December 31, 2019:

	Payments Due by Period
	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
		(In millions of Korean Won)
Lease obligations	~~W~~	5,488	~~W~~	2,251	~~W~~	2,809	~~W~~	428	~~W~~	—
Purchase obligations		868		868		—		—		—
Accrued severance benefits		254		254		—		—		—
Total	~~W~~	6,610	~~W~~	3,373	~~W~~	2,809	~~W~~	428	~~W~~	—

Long‑term debt obligations. We have financed our operations primarily through cash flows from operations as well as proceeds from our initial public offering of ADSs in February 2005. Therefore, there are currently no long‑term debt obligations.

Lease obligations. With respect to our operating lease obligations, the lease payments due by December 31, 2020 are Won 837 million, Won 206 million, Won 184 million, Won 92 million, Won 89 million, Won 316 million, Won 300 million and Won 181 million for our principal offices in Seoul, offices for our subsidiary in the United States, Japan, Taiwan and Thailand, our rental server in the United States and Taiwan and our company vehicle, respectively. The lease terms expire in December 2020, December 2024, November 2021, May 2021, July 2022, October 2021, April 2021 and June 2021, respectively. The renewal terms in all of the leases are subject to market conditions.

Purchase obligations. In June 2019, we entered into an agreement with Level Works Games to obtain the right to publish Sacred Blade in Japan. In December 2019, we entered into an agreement with Raiwon Software Co., Ltd., to obtain the rights to publish Cold War: First Sniping in North America, Middle America and South America. As of December 31, 2019, we are to pay the remaining license fees and guaranteed minimum royalties in installments based on the progress of the development of the games.

Accrued severance benefits. Employees and executive officers in Korea with one year or more of service are entitled to receive a lump‑sum payment upon termination of their employment with us based on the length of service and their rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of IAS 19, Employment Benefits. As severance benefits have no specific maturities, they are not allocated to the table that sets forth a summary of our contractual cash obligations due by period as of December 31, 2019.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors and executive officers as of April 29, 2020. The business address of all of our directors and executive officers is our registered office at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea.

Name	Age	Position
Hyun Chul Park	47	Chief Executive Officer and Executive Director
Yoshinori Kitamura	52	Chairman of the Board of Directors and Chief Operating Officer
Heung Gon Kim	54	Chief Financial Officer
Kazuki Morishita	46	Executive Director
Kazuya Sakai	55	Executive Director
Doo Hyun Ryu	59	Independent Director
Jung Yoo	59	Independent Director
Yong Seon Kwon	62	Independent Director
Kee Woong Park	59	Independent Director

Hyun Chul Park has served as our Chief Executive Officer and Executive Director since March 2011 and was an officer of our corporate management office from May 2009 to March 2011. Mr. Park has also been a Director at Gravity Interactive since November 2014. He has been a Director and the Chief Operating Officer at NeoCyon since December 2009 and April 2012, respectively, and was a Director at Gravity Games from October 2010 to March 2018 and Chief Strategy Officer at NeoCyon from October 2010 to March 2012. He has also been a Director at Gravity Game Arise since December 2019 and a Director at Gravity Communications since April 2018. He has been general manager of the GV Business Division (formerly known as International Business Division) at GungHo Online Entertainment, Inc. since September 2007. He worked as a general manager at the Content Producing Department of SEGA Networks (China) Co., Ltd. from July 2005 to September 2007 and as manager of the Asia Division at SEGA Corporation from April 2004 to July 2005. He was a manager at the Overseas Marketing Team at ActozSoft Co., Ltd. from October 2002 to March 2004 and at Siementech Co., Ltd. from October 2001 to October 2002. He worked as part of the Engineer Team of Toyota Vista Tokyo Co., Ltd. from April 1998 to July 2001. Mr. Park obtained a diploma in Automotive Maintenance from the Tokyo College of Technology, which has since been renamed to the Tokyo College of Automotive Technology.

Yoshinori Kitamura has served as our Executive Director since March 2008, Chief Operating Officer since June 2008 and Chairman of the Board of Directors since April 2011. Mr. Kitamura has also been a Director and Chief Executive Officer at NeoCyon since October 2008 and since October 2009, respectively. He was the Chief Executive Officer of Gravity Entertainment from March 2008 to December 2019. He has been Chief Executive Officer of Gravity Interactive, Gravity Communications, Gravity Game Link, Gravity Game Tech, and Gravity Game Arise since July 2008, April 2018, February 2019, April 2019, and July 2019, respectively. He was also a Director at Gravity Games from October 2010 to March 2018 and a Director at Gravity EU SAS from July 2011 to November 2014. Mr. Kitamura has also been a Director and Executive General Manager of the GV Business Division (formerly known as International Business Division) at GungHo Online Entertainment, Inc. since March 2006 and June 2007, respectively, and was an Executive General Manager of the Marketing Division at GungHo Online Entertainment, Inc. from February 2003 to June 2007. He worked as a Director of GungHo Online Entertainment Korea, Inc. and GungHo Works, Inc. from March 2007 to October 2008 and from March 2008 to June 2008, respectively. Mr. Kitamura was a Director of L5 Games Inc. from July 2008 to its liquidation in August 2008. Mr. Kitamura also worked at NC Japan K.K. as marketing manager from January 2002 to January 2003 and ICC Corporation as business development manager from September 1999 to December 2001. Mr. Kitamura holds a bachelor’s degree in English Language and Literature from Bunkyo University.

Heung Gon Kim has served as our Chief Financial Officer since September 2008. Mr. Kim has been the Chief Financial Officer at Gravity Interactive from June 2009 to March 2019 and since May 2019, and has been a Director at Gravity Interactive since March 2011. Mr. Kim was a liquidator of Gravity Games from March 2018 to September 2018. He was a Director of Gravity Games from October 2010 to March 2018 and Chief Executive Officer of Gravity Games from March 2013 to March 2018. Mr. Kim was a Director of Gravity Entertainment from March 2011 to December 2019. He has been a Director and Chief Financial Officer of NeoCyon since March 2011 and May 2011, respectively. He has been a Director and Chief Financial Officer of Gravity Communications since April 2018. He has also been a Director of Gravity Game Link, Gravity Game Tech, and Gravity Game Arise since February 2019, July 2019, and July 2019, respectively. Mr. Kim was the general manager of our financial management division and accounting & treasury department from March 2007 to September 2008 and from September 2006 to March 2007, respectively. He also worked as a manager of our accounting team from April 2004 to September 2006. Mr. Kim worked at Modottel, Inc. as accounting team manager from June 2002 to April 2004. Mr. Kim holds a bachelor’s degree in Accounting from Chung‑Ang University.

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

Kazuya Sakai has served as our Executive Director since March 2009. He also served as Chief Financial Officer and Director since April 2004 and March 2005 respectively, and was the Investor Relations Officer of GungHo Online Entertainment, Inc., from July 2011 to April 2014. He has served as Director of Games Art Co., Ltd., GungHo Gamania Co., Ltd., Acquire Corp., GungHo Online Entertainment Asia Pacific Pte. Ltd., Grasshopper Manufacture, Inc., GungHo Online Entertainment America, Inc., SUPERTRICK GAMES. Inc, and mspo, Inc. since March 2017, December 2015, July 2015, September 2014, March 2018, March 2012, February 2013 and April 2018 respectively. He was a Director of PlayPhone, Inc. from July 2015 to August 2019. Mr. Sakai was a Director at GGF B.V. from October 2013 to September 2014. He was a Director at Overdriver Game Technologies Ltd. from June 2012 to August 2013, and an Auditor of Acquire Corp. from October 2011 to July 2015. Also, he was Chief Executive Officer of Capri, Inc. from October 2008 to December 2009. He was a Director of Gravity Entertainment from March 2008 to March 2011, and a Director of GungHo Works, Inc. from October 2007 to December 2009. Mr. Sakai was a Director of GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008 and Chief Executive Officer in October 2008 to its liquidation in October 2008. He was Chief Executive Officer of GungHo Asset Management, Inc. from January 2007 to October 2008. Mr. Sakai served as a general manager of Administration Division, Director and Chief Executive Officer of Expression Tools, Inc. from January 1993 to March 1996, from April 1996 to April 2000, and from April 2000 to November 2003, respectively. He worked at The Kyushu Sogo Bank, Ltd., the current name of which is The Shinwa Bank, Ltd., from April 1987 to December 1992. Mr. Sakai graduated from Kyushu Sangyo University with a bachelor’s degree in Commercial Science.

Doo Hyun Ryu has served as our Independent Director since March 2011. Mr. Ryu has been a Partner, Logos Law, LLC since May 2010 and the head of International Legal and Business Affairs Team and a branch manager of the Vietnam Office of Logos Law, LLC since May 2010. He also previously worked at Logos Law, LLC as a Partner from June 2001 to May 2008, a branch manager of the Vietnam Office from May 2006 to May 2008 and a branch manager of the Cambodia Office from December 2007 to May 2008. He has served as an arbitrator of the Korean Commercial Arbitration Board and Shanghai International Arbitration Center since June 2011 and March 2013, respectively. He was also a member of Legal Services Development Committee of the Korean Bar Association from March 2005 to March 2014. Mr. Ryu was a head of Management & Legal Department at Hyundai Card Co., Ltd. and Hyundai Capital Services, Inc. from May 2008 to April 2010 and a member of Information Department Committee at Hyundai Motor Group from June 2008 to April 2010. He worked as Compliance Officer of Financial Department of the Federation of Korean Industries from June 2008 to April 2010 and a member of the Special Committee for Revision of Credit‑Specialized Financial Business Act at the Financial Services Commission of Korea from October 2008 to January 2010. Mr. Ryu was an Independent Director of Interactivy, Inc. from

April 2007 to May 2008. He was a member of Korea IT International Cooperation Agency from August 2006 to May 2008 and a member of Readers Committee of the Korea JoongAng Daily from October 1999 to October 2000. Mr. Ryu is a member of the Korea Bar Association. Mr. Ryu obtained an LL.B. degree from Seoul National University. Mr. Ryu also completed an Advanced Economists Program at the graduate school of Economics of Yonsei University.

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

Yong Seon Kwon has served as our Independent Director since March 2019. Mr. Kwon has been a Director of Jeonghyeon Tax Services Company since Jan 2019. He was a taxpayer advocate manager at Sokcho Tax office from January 2015 to December 2018. He was a litigation officer of Jungbu Regional Tax office from January 2012 to December 2014 and a team manager at Jungbu Regional Tax office and Bucheon Tax office from November 2010 to January 2012. Mr. Kwon was also an investigator at Suwon Tax office from February 2000 to November 2009, and at Seocho Tax office and Ansan Tax office from February 1992 to February 2000. He was an investigator of Guro and Sogong Tax office and Gangseo Tax office from December 1983 to January 1992. Moreover, he worked on Tax Administration litigation and civil suits at Incheon District Court from February 2005 to February 2007 and Tax Administration litigation and civil suits at Uijeongbu District Court from February 2011 to February 2014. Mr. Kwon received a B.A. degree in Accounting from University of Seoul.

Kee Woong Park was elected as our Independent Director at the Annual General Meeting of Shareholders in March 2020. Mr. Park has been a Chief Managing Partner of APEX LLC since September 2009. He has been an arbitrator at the Korean Commercial Arbitration Board since June 2002. He has been a director of Kwang-Sung School Foundation since July 2014, a member of Investigation Review Committee of Supreme Prosecutors’ Office since January 2018, and a vice president of Trust Science Institute of Korea since January 2019. He was a visiting scholar at University of British Columbia, Asia Law Center from January 2004 to June 2005 and he completed the train at the Judicial Research & Training Institute on Supreme Court of the Republic of Korea in February 1989. Mr. Park obtained an LL.B. degree from Seoul National University.

ITEM 6.B.  COMPENSATION

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2019, the aggregate amount of compensation paid by us to all directors and executive officers was Won 1,060 million (US$917 thousand). At our general meeting of shareholders held on March 31, 2020, our shareholders approved an aggregate amount of up to Won 1,400 million (US$1,212 thousand) as compensation for our directors for 2020.

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

We maintain directors’ and officers’ liability insurance policy covering certain potential liabilities of our directors and officers.

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

•

Under Korean law, we are not required to have a board of directors composed of a majority of independent directors. Our Board of Directors is currently composed of a total of eight directors, four of whom are independent directors.

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

•

Under Korean law, independent directors are not required to have regularly scheduled meetings at which only independent directors are present. However, our audit committee, which is composed solely of four independent directors, generally holds meetings once a month and whenever there are matters related to the financial results of the Company, related party transactions or other relevant matters. At such meetings, only independent directors are present without management.

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

BOARD OF DIRECTORS

Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as currently in effect, provide for a Board of Directors comprised of not less than three directors and also provide for an audit committee, a compensation committee, and a director nomination committee. We currently have eight members serving as members of our Board of Directors. The directors are elected at a shareholders’ meeting by a majority vote of the shareholders present or represented, which majority is not less than one‑fourth of all issued and outstanding shares with voting rights, so long as not less than one third of all issued and outstanding shares with voting rights are present at the shareholders’ meeting.

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

Our Board of Directors has determined that Messrs. Doo Hyun Ryu, Jung Yoo, Yong Seon Kwon and Kee Woong Park are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2).

COMMITTEES OF THE BOARD OF DIRECTORS

Under our articles of incorporation, we currently have three committees that serve under our Board of Directors:

•	the audit committee;
•	the director nomination committee; and
•	the compensation committee.

Audit committee

Our audit committee was established in December 2004. The audit committee currently consists of the following directors: Doo Hyun Ryu, Yong Seon Kwon, Jung Yoo and Kee Woong Park. All of the audit committee members are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence as set forth in Rule 10A‑3(b)(1) of the Exchange Act. All of our independent directors are financially literate and have accounting or related financial management expertise. Our Board of Directors has determined that Yong Seon Kwon is an “audit committee financial expert,” as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes‑Oxley Act. The audit committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. Under the Korean Commercial Code, if a company establishes an audit committee, such company is not permitted to have a statutory auditor. The committee is currently chaired by Doo Hyun Ryu.

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

ITEM 6.D. EMPLOYEES

As of December 31, 2019, we had 284 full‑time employees (not including employees of our subsidiaries). The total number of employees increased over the course of 2019 mainly due to increase of in-house development employees stemming from the increased number of games launched in 2019 and planned for 2020.

The following table sets forth the number of our employees by department as of the dates indicated:

	December 31,
	2019	2018	2017
Senior management	10	9	9
Finance	18	15	16
Marketing	70	58	77
Game development and support	186	167	141
Total	284	249	243

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

In addition, as of December 31, 2019, our subsidiaries had the number of employees as set forth in the following table:

December 31,
	2019	2018	2017
Gravity Interactive, Inc.(1)	33{5}	35{3}	33{3}
NeoCyon, Inc.(1)	269{4}	264{4}	200{9}
Gravity Games Corporation(1)	—	—	1{1}
Gravity Entertainment Corporation(1)	—	7{1}	—
Gravity Communications Co., Ltd. (1)	35{5}	32{3}	—
PT GRAVITY GAME LINK(1)	29{5}	—	—
Gravity Game Tech Co., Ltd.(1)	21{6}	—	—
Gravity Game Arise Co., Ltd.(1)	20{4}	—	—
Total	407	338	234

Note:

(1)	The number in {} is the number of employees (who are included in the total number) seconded from Gravity Co., Ltd. to the relevant subsidiary.

None of the employees of Gravity Interactive, NeoCyon, Gravity Communications, Gravity Game Link, Gravity Game Tech, or Gravity Game Arise is represented by a labor union or covered by a collective bargaining agreement.

We have entered into a standard annual employment contract with most of our officers, managers and employees. These contracts include a covenant that prohibits the relevant officer, manager, or employee from engaging in any activities that compete with our business during, and for six months after, the period of their employment with our company.

Under the severance payment plan that we have established in accordance with the Employee Retirement Benefit Security Act, employees in Korea with more than one year of service with us are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by the number of continuous years of employment. As of December 31, 2019, we provided Won 254 million (US$220 thousand) to 172 employees as severance payment, being 100% of our severance liability as of such date.

Pursuant to the Korean National Pension Law, we are required to pay 4.5% of each employee’s standard monthly income to the National Pension Corporation. Our employees are also required to pay 4.5% of their standard monthly income to the National Pension Corporation each month. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. Our employees can receive pension payments upon making a claim when they reach a certain age or lose all or part of their income due to disability, such as by receiving age pension payments when they reach the age of 60 after being registered for the national pension plan for at least 10 years and disability pension payments when a disease or illness acquired during the time they were registered for the national pension plan leaves a disability even after the disease or illness that originally caused the disability is cured. The total amount of contributions we, including our subsidiary in Korea, made to the National Pension Corporation in 2018 and 2019 was Won 727 million and Won 849 million (US$735 thousand), respectively.

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

Each stock option confers the right to the grantee to purchase one share of our common stock at the exercise price. On December 24, 2004, our shareholders approved the implementation of our employee stock option plan and the granting of stock options under this plan to our directors, officers and employees. All the stock options granted on December 24, 2004 have expired. There are no stock options exercisable as of December 31, 2019.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.  MAJOR SHAREHOLDERS

The table below sets forth information known to us with respect to the beneficial ownership of our common shares as of April 29, 2020, by each person known to us to own beneficially 5% or more of our common shares based on 6,948,900 common shares outstanding. None of our common shares entitles the holder to any preferential voting rights. Beneficial ownership is determined in accordance with the Exchange Act and the rules and regulations promulgated thereunder and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities.

Name	Number of Shares Beneficially Owned	Percentage Beneficially Owned
GungHo Online Entertainment, Inc.	4,121,737	59.3%

To the best of our knowledge, as of December 31, 2019, approximately 47.4% of our common shares was held in the United States (in the form of ADSs). Also to the best of our knowledge, we had approximately 2,713 beneficial holders of our shares (in the form of ADSs) in the United States as of December 31, 2019. As of the date hereof, our largest shareholder GungHo beneficially owns 59.3% of the voting power of our common shares.

ITEM 7.B.  RELATED PARTY TRANSACTIONS

As further disclosed in Note 24 of to our consolidated financial statements included elsewhere in this Annual Report, we engage in transactions with our related parties, including our largest shareholder, from time to time, involving the sale of our products to, and the purchase of products and services from, such related parties.

Relationship with GungHo Online Entertainment, Inc.

On April 1, 2008, GungHo acquired 3,640,619 shares of our common stock, which was approximately 52.4% of our total shares. On June 23, 2008 and June 24, 2008, GungHo acquired our ADSs representing 450,554.25 and 30,565.25 shares of the Company, respectively. As of April 29, 2020, GungHo beneficially owns approximately 4,121,737 shares of the Company’s common stock, constituting approximately 59.3% of the total issued and outstanding common shares. See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR COMPANY STRUCTURE—GungHo, the licensee of our games in Japan, our principal market in terms of revenues, is our majority shareholder, which gives them control of our board of directors.”

In July 2002, we entered into an agreement with GungHo, formerly known as OnSale, Inc., for the service and distribution of Ragnarok Online in Japan, which was renewed in September 2004, August 2006, September 2009, September 2012, September 2015, September 2017 and September 2019.

In August 2012, we entered into a co-development agreement with GungHo to develop Ragnarok Odyssey Ace for the PlayStation Vita platform, which was amended in January 2013, June 2013, February 2017 and October 2019.

In May 2010, we entered into a license with GungHo to commercialize the merchandise business using Ragnarok Online game characters within Japan, which was amended in May 2012, May 2014, May 2016, September 2017 and September 2019.

In April 2019, we entered into an agreement with GungHo for the service and distribution of Ragnarok M: Eternal Love in Japan (locally named as Ragnarok Masters in Japan) which was launched in June 2019.

Mr. Hyun Chul Park, our Chief Executive Officer, Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Chief Operating Officer, Mr. Kazuki Morishita, our Executive Director and Mr. Kazuya Sakai, our Executive Director, have been General Manager, Director and Executive General Manager, President and Chief Executive Officer and Chief Financial Officer and Director of GungHo, respectively.

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

As of December 31, 2019, 3,295,803 ADSs representing 3,295,803 shares of our common stock were outstanding.

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

Directors

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

The terms of office of the directors shall be 1 year. However, if a director’s term of office ends after the end of a business period but before the convocation of the ordinary shareholders’ meeting concerning the said business period, his or her term of office shall extend until the end of the shareholders’ meeting. If a director's term of office ends after the end of a business period and after the convocation of the ordinary shareholders’ meeting concerning the said business period, his or her term of office shall shorten until the end of the shareholders’ meeting. Any vacancy of directors shall be filled by an election at a shareholders’ meeting; provided, however, that the vacancy may not necessarily be filled if we have at least three directors (which is our minimum number of directors under Article 32 of our articles of incorporation), and the vacancy does not interrupt performance of directors’ duties. The term of office for a director who is filled by-election shall be the remainder of the predecessor’s term.

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

Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one‑fourth of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our articles of incorporation, the following matters require approval by the holders of at least two‑thirds of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one‑third of our total voting shares then issued and outstanding:

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

A shareholder may exercise his or her voting rights in writing without attending the shareholders’ meeting. Under our articles of incorporation, if a shareholder wishes to exercise his or her voting rights in writing, the said shareholder shall submit a letter of his or her intention to do so with required information at least one day prior to the date set for such a meeting. Any shareholder may exercise his or her vote by proxy. If such a case, the proxy shall submit a letter evidencing his or her power of representation prior to commencement of the shareholders’ meeting.

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

ITEM 10.C.  MATERIAL CONTRACTS

Since the filing of our annual report on Form 20‑F on April 26, 2019, we have not entered into any material contracts other than in the ordinary course of business and as otherwise described in ITEM 4. “INFORMATION ON THE COMPANY” or elsewhere in this Annual Report.

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

ITEM 10.E. TAXATION

KOREAN TAXATION

The following is a discussion of material Korean tax consequences to owners of our ADSs and common shares that are non‑resident individuals or non‑Korean corporations without a permanent establishment in Korea to which the relevant income is attributable or with which the relevant income is effectively connected. A non‑resident individual according to Korean tax laws means an individual who does not have an address in Korea or a place of residence for longer than a period of 183 days in Korea. A non‑Korean corporation is a corporation whose headquarter or main office is located overseas and does not have a place of effective management in Korea. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our ADSs and common shares, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

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

With respect to the taxation of domestic source dividend income of a non‑resident individual and non‑Korean corporation, if there is no tax treaty entered into between Korea and the country of tax residence of the non‑resident individual or non‑Korean corporation or if the country of tax residence is a tax haven designated by the Minister of the Ministry of Economy and Finance (“MOEF”) of Korea (currently, only Labuan, Malaysia) and has not acquired prior approval of the Commissioner of the National Tax Service, we will deduct Korean withholding tax from dividends paid to such non‑resident individual or non‑Korean corporation (whether in cash or in shares) at a rate of 22% (including local income tax). If you are a resident of a country that has entered into a tax treaty with Korea and you are a beneficial owner of the dividends, you may qualify for an exemption or a reduced rate of Korean withholding tax according to the tax treaty. In this connection, if the party with whom the income has been provided exists as a paper company in order to receive the benefits of the tax treaty and there exists a separate beneficiary owner who is the real owner of the income (hereinafter referred to as the “Beneficiary Owner”) that is provided with income from dividends, tax will be withheld at source by applying the tax rate determined in the tax treaty entered into between Korea and the country of tax residence of the Beneficiary Owner. If the country of tax residence of the Beneficiary Owner and Korea has not entered into a tax treaty or in the case that such country is Labuan, Malaysia, tax will be withheld at source at a tax rate of 22% according to the Korean Corporate Tax Law.

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

In order for the beneficiary of dividends that is a corporation or an individual in Labuan to be qualified for a limited tax rate, the beneficiary must obtain an approval before such dividends are paid by submitting legal evidentiary documents that verify the country of tax residence of the beneficiary to the Commissioner of the National Tax Service of Korea along with a request for prior approval of tax withholding or the beneficiary may submit a request for correction to the responsible director of the tax office within five years of withholding tax at source.

Taxation of capital gains

Under Korean tax laws, capital gains from securities are triggered when a non‑resident individual or a non‑Korean corporation transfers his or its securities. Securities subject to taxation include shares and depositary receipts issued based on such shares and equity interests and all securities issued by domestic corporations.

In regards to capital gains tax originating from Korea, if there is no tax treaty entered into between Korea and the country of tax residence of the non‑resident individual or non‑Korean corporation or if the country of tax residence is a tax haven designated by the Minister of the MOEF of Korea (currently, only Labuan, Malaysia) and has not acquired prior approval of the Commissioner of the National Tax Service, capital gains earned by such non‑resident individual or non‑Korean corporation upon the transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (i) 11% (including local income tax) of the gross proceeds realized and (ii) 22% (including local income tax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs). However, in most cases where a tax treaty is entered into between Korea and the country of tax residence of the non‑resident individual or non‑Korean corporation, such non‑resident individual or non‑Korean corporation is exempt from Korean income taxation under the applicable Korean tax treaty with his or its country of tax residence. In this regard, if the party to whom the capital gains from securities are provided exists as a paper company in order to receive benefits of a tax treaty and there exists a separate Beneficiary Owner that is provided with income from capital gains, tax will be withheld at source by applying the tax rate determined in the tax treaty entered into between Korea and the country of tax residence of the Beneficiary Owner. If the country of tax residence of the Beneficiary Owner and Korea has not entered into a tax treaty or in the case that such country is Labuan, Malaysia, tax will be withheld at source at a tax rate (11% of transfer price or 22% of capital gains, whichever is less) according to the Korean Corporate Tax Law. See ITEM 10.E. “TAXATION—KOREAN TAXATION—Tax treaties” below for a discussion on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify for the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

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

Generally, to obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. However, in order for the beneficiary of capital gains from securities who is a corporation or an individual in Labuan to be qualified for a limited tax rate, the beneficiary must obtain an approval before such capital gains from securities is realized by submitting legal evidentiary documents that verify the country of tax residence of the beneficiary to the Commissioner of the National Tax Service of Korea along with a request for prior approval of tax withholding or the beneficiary may submit a request for correction to the responsible director of the tax office within five years of withholding tax at source. See ITEM 10.E. “TAXATION—KOREAN TAXATION—Tax treaties” for additional explanation on claiming treaty benefits.

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

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to its tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (e.g., dividends or capital gains) under an applicable tax treaty as the beneficial owner of such Korean source income, Korean tax law requires you (or your agent) to submit an application (in the case for reduced withholding tax rate, an “application for entitlement to reduced tax rate”, and in the case for exemption from withholding tax, an “application for tax exemption”) with a certificate of your tax residency issued by the competent authority of your country of tax residence, subject to certain exceptions (together, the “BO application”). For example, a U.S. resident would be required to provide a Form 6166 as a certificate of tax residency with the application for entitlement to reduced tax rate or the application for tax exemption, as the case may be. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle that is not the beneficial owner of such income (an “OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which in turn must submit an OIV report and a schedule of beneficial owners (and the BO applications collected from each beneficial owner, if such beneficial owner is applying for tax exemption) to the withholding agent prior to the payment date of such income. Effective from January 1, 2020, an OIV that was not established for the purpose of unjustifiably reducing income tax liabilities in Korea and bears tax liabilities in the country of its residence is deemed to be a beneficial owner of Korean source income for income tax purposes. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of a tax exemption application, the withholding agent is required to submit such application (together with the applicable OIV report in the event the income will be paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

Inheritance tax and gift tax

Korean inheritance tax is imposed upon (i) all assets (wherever located) of the deceased if at the time of his or her death he or she was domiciled in Korea or resided in Korea for at least 183 days immediately prior to the death and (ii) all property located in Korea which passes on death (irrespective of the domicile or the residence of the deceased). Gift tax is imposed in similar circumstances to the above (based on the donee’s place of domicile or residence in the case of (i) above). The taxes are imposed if the value of the relevant property is above a limit and vary from 10% to 50% at sliding scale rate according to the value of the relevant property and the identity of the parties involved.

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

Securities transaction tax

The Securities Transaction Tax Act provides that a securities transaction tax shall be imposed on the transfer of share certificates or shares. The scope of taxable share certificates includes, with respect to share certificates transferred on or after January 1, 2011, rights arising from the acquisition of shares, shares prior to the issuance of share certificates, preemptive rights and subscription securities issued by corporations established under special laws (e.g., Agricultural Cooperatives Act) and depositary receipts (issued by depository of equity securities in a country other than the country of issuance, which describes the rights related to the relevant deposited securities) pursuant to the Financial Investment Services and Capital Markets Act. However, with respect to the transfer of share certificates listed in overseas securities markets that are similar to the Korean securities market, such as the New York Stock Exchange or the NASDAQ Stock Market, or the transfer of share certificates to an underwriter in order to list such share certificates on foreign stock exchanges, such transfer is not subject to the securities transaction tax. The said Act provides that the types of share certificates that are subject to the securities transaction tax are share certificates issued by a domestic corporation established according to the Commercial Act or a special act, or share certificates or depositary receipts which are issued by a non‑Korean corporation that are listed or registered in the securities market. Therefore, if you transfer common shares in a Korean corporation and the common shares are not listed in the securities market overseas, you will be subject to a securities transaction tax at the rate of 0.45%.

In principle, the securities transaction tax, if applicable, must be paid by the transferor of the shares or the rights to subscribe for such shares. When the transfer is effected through a securities settlement company in Korea, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company only, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non‑resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold and pay the securities transaction tax.

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

Although we believe that we may not have been a PFIC for taxable years 2019, 2018 and 2017, we believe that we were a PFIC for taxable years 2008 through 2016, and we may be a PFIC in 2019 and future taxable years. The determination of whether we are a PFIC depends on particular facts and circumstances (such as the valuation of our assets, including goodwill and intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Such determination is also expected to depend, in part, upon (1) the market price of the ADSs and (2) the composition of our income and assets. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year. Furthermore, if we are treated as a PFIC, then one or more of our subsidiaries may also be treated as PFICs.

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

If you make an effective mark‑to‑market election, you will be required to include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess of the fair market value of our ADSs that are “marketable stock” at the end of the year over your adjusted tax basis in our ADSs. You will be entitled to deduct, as an ordinary loss in such year an amount equal to the excess of your adjusted tax basis in our ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark‑to‑market election. Your adjusted tax basis in our ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark‑to‑market rules. If you make a mark‑to‑market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability and consequences of the mark‑to‑market election, and whether making the election would be advisable in your particular circumstances.

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

Subject to certain conditions and limitations, such as Korean taxes being paid in excess of the maximum rate set under the relevant tax treaty, Korean withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. federal income tax law. For purposes of calculating the foreign tax credit, dividends paid on our ADSs or common shares generally will be treated as income from sources outside the United States and generally will constitute “passive category income.” Further, in certain circumstances, if you:

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of our business, we are subject to market risk associated with currency movements on non‑Won denominated assets and liabilities and license and royalty revenues and interest rate movements. For a further description of the market risks that we have exposure to, see Note 22 to our financial statements.

Foreign currency risk

We conduct our business primarily in Won, which is also our functional and reporting currency. However, we have exposure to some foreign currency exchange‑rate fluctuations on cash flows from our subsidiary in Taiwan, Thailand, Indonesia, and overseas licensees. The primary foreign currencies to which we are exposed are the NT dollar, the Japanese Yen, and the U.S. dollar. Fluctuations in these exchange rates may affect our subscription revenues or revenues from license fees and royalties and result in exchange losses and increased costs in Won terms.

As of December 31, 2019, of our total financial assets of Won 15,878 million (2018: Won 13,617 million), we had the U.S. dollar denominated financial assets of Won 9,403 million (2018: Won 10,761 million), the Japanese Yen denominated financial assets of Won 4,854 million (2018: Won 1,053 million), the NT dollar denominated financial assets of Won 1,125 million (2018: Won 1,328 million) and other denominated financial assets of Won 496 million (2018: Won 475 million). As of December 31, 2019, of our total financial liabilities of Won 10,542 million (2018: Won 8,631 million), we had the U.S. dollar denominated financial liabilities of Won 6,696 million (2018: Won 8,373 million), the Japanese Yen denominated financial liabilities of Won 3,621 million (2018: Won 11 million), the NT dollar denominated financial liabilities of Won 214 million (2018: Won 241 million) and other denominated liabilities of Won 11 million (2018: Won 6 million). For example, a hypothetical 10% appreciation of the Won against the NT dollar, the Japanese Yen, the U.S. dollar and other foreign currencies, in the aggregate, would reduce our cash flows by Won 534 million (2018: Won 499 million).

In 2019, Won 315,694 million (2018: Won 205,956 million) of our revenue was derived from currencies other than the Won: primarily the NT dollar, Won 52,118 million (2018: Won 98,210 million); the Japanese Yen, Won 28,469 million (2018: Won 9,767 million); the U.S. dollar, Won 55,062 million (2018: Won 10,572 million); the Thai Baht, Won 62,043 million (2018: Won 43,846 million); the Philippine Peso, Won 30,951 million (2018: Won 15,539 million); and the Indonesia Rupiah, Won 22,355 million (2018: Won 9,359 million). A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Won in 2019 would have reduced our revenue by Won 25,100 million (2018: Won 18,729 million).

As of April 20, 2020, we had no foreign currency forward contract outstanding. We may in the future enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risks, but we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Korean exchange control regulations that restrict our ability to convert the Won into the U.S. dollar, the Japanese Yen or the Euro under certain emergency circumstances.

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

Credit risk

Our cash and cash equivalents and short‑term financial instruments are placed with several local financial institutions. Four different financial institutions are holding approximately 19.7%, 19.3%, 18.1% and 15.2% (2018: 32.3%, 25.5% and 12.8% in three different financial institutions, respectively) respectively of our cash and cash equivalents and short term financial instruments. We face a potential credit risk that the financial institutions may become insolvent and be unable to repay our principal and interest in a timely manner. While the management believes such financial institutions are of a high credit quality, it is difficult for us to predict the financial condition of the United States or Korean or Taiwanese banking sectors and the financial institutions that manage our cash holdings. We may be materially and adversely affected by any widespread failure in the United States or Korean or Taiwanese banking sectors caused by any economic downturn or volatile financial markets in the future.

The above discussion and the estimated amounts generated from the sensitivity analyses referred to above include “forward‑looking statements,” which assume for analytical purposes that certain market conditions may occur. Accordingly, such forward‑looking statements should not be considered projections by us of future events or losses.

The disclosure for the financial year ended December 31, 2018 related to this Item was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in our Form 20-F filed on April 26, 2019.

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act) as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded, because of the material weaknesses described below, that our disclosure controls and procedures as of December 31, 2019 were not effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2019, based upon criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with our management’s evaluation of our internal control over financial reporting described above, our management has identified the following material weaknesses in our internal control over financial reporting as of December 31, 2019.

Material weaknesses related to ineffective controls over control environment and risk assessment

We did not properly design and maintain effective controls over the control environment and risk assessment components which contributed to a material weakness in information technology general controls and deficiencies at the control activity level specifically related to measurement of deferred revenue. As it relates to the control environment, we did not have sufficient and experienced personnel to address the Company’s overall financial reporting and information technology requirements. As it relates to risk assessment, we did not maintain effective controls to adequately identify new and evolving risks of potential material misstatement, and design and implement controls to address those risks as a result of changes to our business operating environment, including the identification of risks related to the completeness and accuracy of data from the relevant IT system that generates information used in our financial reporting.

These deficiencies result in lack of controls or ineffective operation of controls at control activity level that are necessary to address the risks of material misstatements in measurement of deferred revenue due to incomplete or inaccurate data from the relevant IT system. Accordingly, our management has determined these deficiencies in aggregate constitute material weaknesses.

Material weakness related to ineffective information technology general controls (“ITGCs”)

We did not design and maintain effective control over certain ITGCs for Mobile game servers and databases that are relevant to measurement of deferred revenue. Specifically, we did not design and maintain effective access controls to program and data from the game server by the system administrators by allowing the copying and sharing of key restrains and lack of other controls to prevent unauthorized accesses from being detected or averted through the monitoring of access logs.

This IT deficiency could impact the effectiveness of IT access controls to program and data from our game server, specifically regarding access to game servers of system administrators allowing the copying and sharing of key restrains and preventing unauthorized accesses from being detected or averted through the monitoring of access logs. In our case, system-generated reports and data used in deferred revenue calculations could be incomplete and inaccurate which could result in material misstatement in the financial statements. Accordingly, our management has determined this deficiency constitutes a material weakness.

These material weaknesses could result in the misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Because of the material weaknesses described above, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2019, based upon criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 Framework).

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by KPMG Samjong Accounting Corp., an independent registered public accounting firm, as stated in their report which is included in ITEM 19 of this Annual Report.

Management’s Plans for Remediation of Material Weaknesses in Internal Control over Financial Reporting

As of the date of the filing of this Annual Report, our management, including our Chief Executive Officer and Chief Financial Officer and the Audit Committee, have established a plan of actions to address the material weaknesses in our internal control over financial reporting;

•

We hired additional knowledgeable personnel in February 2020 and designated a department under the CTO to provide technical support for ITGC. In addition, we plan to conduct expanded training programs for our process and control owners responsible for internal control procedures and encourage their attention and active participation with regard to internal control over financial reporting.

•

We plan to enhance our risk assessment process to include more specific procedures for comprehensive financial statement risk identifications and to ensure appropriate control design, implementation and re-evaluation of our control activities.

•

We plan to strengthen access controls by implementing ‘2 factors authentication’ in order to prevent and/or detect unauthorized access through monitoring access logs when it comes to access to game servers of system administrators.

We will continue to report regularly to the Audit Committee on the progress and results of the remediation plan, including the identification, status and resolution of internal control deficiencies.

We believe these steps will enable us to remediate these material weaknesses. As part of our 2020 assessment of internal control over financial reporting, our management will conduct sufficient testing and evaluation of the controls to be implemented as part of this remediation plan to obtain evidence regarding whether they have been designed and are operating effectively. Until the remediation steps set forth above are fully implemented and operating for a sufficient period of time, the material weaknesses described above will continue to exist.

Remediation of Prior Material Weakness in internal control over Financial Reporting.

We previously identified and disclosed in our Annual Report on Form 20-F for the period ended December 31, 2018 material weaknesses in our internal control over financial reporting. We undertook actions during 2019 to remediate the material weaknesses, including the re-design and implementation of new controls.

-	Material weakness related to ineffective information technology general controls (“ITGCs”)

We previously identified a material weakness in the design and operating effectiveness of controls over computer operations, including data interface monitoring controls to ensure the completeness and accuracy of game operation data in certain databases. We implemented ongoing monitoring controls in computer operations of ITGCs on the appropriateness of the data interface between mobile game databases in order to make sure relevant accounts related to mobile revenue are recorded appropriately and completely. In addition to this remediation, we will continue to enhance the control activity by regularly reviewing changes in the configuration of the monitoring tool.

-	Material weaknesses related to ineffective controls over mobile game revenue recognition and deferred revenue calculation.

We previously identified a material weakness in the design and operating effectiveness of controls over the accuracy of mobile game revenue recognition and deferred revenue calculation. In order to remediate the previously identified material weaknesses, specifically, we (i) implemented the controls over deferred revenue calculation to ensure timely reporting of complete and accurate financial information, (ii) strengthened the review logic in data queries to calculate deferred revenue, (iii) performed periodic reconciliation of game operation data between certain databases which we use to calculate deferred revenue, (iv) strengthened the periodic reconciliation of mobile revenue amount from game operation data with the revenue reports provided by mobile platform service providers and (v) strengthened upper managers’ review control on the accuracy of spreadsheet to calculate deferred revenue. In addition to these remedial measures, we will continue to enhance the control activities over the accuracy of mobile game revenue recognition and deferred revenue calculation.

Changes in Internal Control over Financial Reporting

Other than described above, there have been no other changes in our internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.  RESERVED

ITEM 16.A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Yong Seon Kwon, our outside director, is an “audit committee financial expert,” as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes‑Oxley Act. Mr. Kwon is an independent director as such term is defined in Rule 10A‑3 of the Exchange Act for purposes of the listing standards of NASDAQ that are applicable.

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

ITEM 16.C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below sets forth the aggregate fees billed or to be billed by KPMG Samjong Accounting Corp. (“KPMG”), a member firm of KPMG International and our principal accountant for the year ended December 31, 2019, categorized by the types of services provided and a brief description of the nature of such services.

	Year Ended, December 31, 2019
Type of Service	2019		Nature of Services
		(In millions of Korean Won)
Audit Fees	~~W~~	1,079	Audit service for the Company
Audit‑Related Fees		—
Tax Fees(1)		19
All Other Fees		—
Total	~~W~~	1,098

Notes:

(1)	Tax fees consist of fee for corporate tax return.

The table below sets forth the aggregate fees billed by Samil PricewaterhouseCoopers(“PwC”), the Korean network firm of PricewaterhouseCoopers and our principal accountant for the year ended December 31, 2018, categorized by the types of services provided and a brief description of the nature of such services.

,

	Year Ended, December 31, 2018
Type of Service	2018		Nature of Services
	(In millions of Korean Won)
Audit Fees	~~W~~	921	Audit service for the Company
Audit‑Related Fees		—
Tax Fees		25
All Other Fees		—
Total	~~W~~	946

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

ITEM 16.F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The disclosure related to this Item was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in our Form 20-F filed on April 26, 2019. We executed an auditor engagement letter with KPMG on July 16, 2019, at which point KPMG had also completed its client acceptance procedures to act as our independent auditor.

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

ITEM 19.  EXHIBITS

(a)Financial Statements filed as part of this Annual Report

The following financial statements and related notes, together with the reports of an independent registered public accounting firm thereon, are filed as part of this Annual Report:

(b)	Exhibits filed as part of this Annual Report

Exhibit No.	Description
1.1*	Articles of Incorporation, amended as of March 31, 2020 (English translation)

2.1

Form of Stock Certificate of Registrant’s common stock, par value Won 500 per share (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F‑1 (file no. 333‑122159) filed on January 20, 2005)

2.2

Form of Amended and Restated Deposit Agreement among Registrant, Citibank, N.A., as depositary, and all holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, including the form of American depositary receipt (incorporated by reference to the Registrant’s filing on Form F-6 (file no. 333-227893), filed on October 19, 2018)

2.d*	Description of Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934

4.1*	10th Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2019 between GungHo Online Entertainment, Inc. and Registrant

8.1*	List of Registrant’s subsidiaries

11.1	Registrant’s Code of Ethics (amended, incorporated by reference to Exhibit 11.1 of our annual report on Form 20‑F (file no. 000‑51138) filed on June 30, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GRAVITY CO., LTD.

	By:	/s/ Heung Gon Kim
	Name:	Heung Gon Kim
	Title:	Chief Financial Officer
Date: April 29, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Gravity Co., Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Gravity Co., Ltd. and its subsidiaries (the Group), which comprise the consolidated statement of financial position as of December 31, 2019, and the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2019, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2020 expressed an adverse opinion on the effectiveness of the Group’s internal control over financial reporting.

Adoption of New Accounting Standard

As discussed in Note 3 and 4 to the consolidated financial statements, effective January 1, 2019, the Group has changed its method of accounting for leases as a result of adoption of IFRS 16, Leases, using the modified retrospective approach.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Samjong Accounting Corp.

We have served as the Group’s auditor since 2019.

Seoul, Korea
April 29, 2020

Report of Independent Registered Public Accounting Firm
on Internal Control over Financial Reporting

To the Shareholders and Board of Directors
Gravity Co., Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited Gravity Co., Ltd. and subsidiaries’ (the Group) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Group as of December 31, 2019, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, the consolidated financial statements), and our report dated April 29, 2020 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to ineffective controls over control environment and risk assessment and ineffective information technology general controls have been identified and included in management’s assessment. The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2019 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea
April 29, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Gravity Co., Ltd.

Opinion on the Financial Statements

We have audited the consolidated statement of financial position of Gravity Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2018, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Samil PricewaterhouseCoopers

Seoul, KOREA

April 26, 2019

We served as the Company’s auditor from 2016 to 2019.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2019 and 2018

	Note	December 31, 2019		December 31, 2018
			(In millions of Korean won)
Assets
Cash and cash equivalents	5, 6, 22	~~W~~	79,428	~~W~~	86,051
Short-term financial instruments	6, 22		39,500		9,500
Accounts receivables, net	6, 7, 13, 22		32,253		60,664
Other receivables, net	6, 7, 22		56		255
Prepaid expenses	13		1,962		2,516
Other current assets	6, 22		2,664		1,182
Total current assets			155,863		160,168
Property and equipment, net	8, 21		6,663		1,498
Intangible assets	9		1,717		1,163
Deferred tax assets	18		7,667		7,413
Other non-current financial assets	6, 22		1,770		1,494
Other non-current assets			1,745		1,438
Total non-current assets			19,562		13,006
Total assets		~~W~~	175,425	~~W~~	173,174
Liabilities
Accounts payables	6, 22	~~W~~	37,496	~~W~~	71,928
Deferred revenue	13		10,748		16,476
Withholdings			1,764		2,019
Accrued expenses	6, 22		1,175		1,031
Income tax payable	18		2,618		1,944
Other current liabilities	6, 21		1,986		123
Total current liabilities			55,787		93,521
Long-term account payables	6		193		—
Long-term deferred revenue	13		98		3,598
Other non-current liabilities	6, 21		3,576		503
Deferred tax liabilities	18		5		—
Total non-current liabilities			3,872		4,101
Total liabilities			59,659		97,622
Equity
Share capital	12		3,474		3,474
Capital surplus	12		27,128		27,141
Other components of equity	12		274		138
Retained earnings	12		84,668		45,405
Equity attributable to owners of the Parent Company			115,544		76,158
Non-controlling interest			222		(606)
Total equity			115,766		75,552
Total liabilities and equity		~~W~~	175,425	~~W~~	173,174

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2019, 2018 and 2017

	Note	2019		2018		2017
			(In millions of Korean won except per share data)
Revenues	13, 24	~~W~~	360,967	~~W~~	286,770	~~W~~	141,623
Online games—subscription revenue			30,751		25,897		36,428
Online games—royalties and license fees			11,571		13,556		16,244
Mobile games			301,903		239,489		82,624
Other revenue			16,742		7,828		6,327
Cost of revenues	14		265,788		210,044		94,234
Gross profit			95,179		76,726		47,389
Selling, general and administrative expenses	14, 15		(36,873)		(34,820)		(28,012)
Research and development	14		(9,503)		(8,018)		(5,239)
Other income	16		353		122		165
Other expenses	16		(493)		(642)		(268)
Operating profit			48,663		33,368		14,035
Finance income	6, 17		4,187		2,073		1,875
Finance costs	6, 17		(1,594)		(1,002)		(1,452)
Profit before income tax			51,256		34,439		14,458
Income tax expenses	18		11,526		3,053		1,144
Profit for the year		~~W~~	39,730	~~W~~	31,386	~~W~~	13,314
Other comprehensive income
Items that may be subsequently reclassified to income or loss
Foreign currency translation adjustments	12		136		178		37
Total comprehensive income for the year		~~W~~	39,866	~~W~~	31,564	~~W~~	13,351
Profit (loss) attributable to:
Owners of the Parent Company			39,876		31,443		13,319
Non‑controlling interest			(146)		(57)		(5)
Total comprehensive income (loss) attributable to:
Owners of the Parent Company			40,012		31,621		13,356
Non-controlling interest			(146)		(57)		(5)
Earnings per share (in Korean won)
Basic earnings per share	19	~~W~~	5,738	~~W~~	4,525	~~W~~	1,917
Diluted earnings per share	19		5,738		4,525		1,917

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2017, 2018 and 2019

		Attributable to owners of the Parent Company
	Note	Share capital		Capital surplus		Other components of equity		Retained earnings (Accumulated deficit)		Total		Non- Controlling Interest		Total equity
			(In millions of Korean won)
Balance at January 1, 2017		~~W~~	3,474	~~W~~	27,901	~~W~~	(77)	~~W~~	(94)	~~W~~	31,204	~~W~~	(557)	~~W~~	30,647
Total comprehensive income (loss) for the year
Profit (loss) for the year			—		—		—		13,319		13,319		(5)		13,314
Foreign currency translation adjustments	12		—		—		37		—		37		—		37
Total comprehensive income (loss) for the year			—		—		37		13,319		13,356		(5)		13,351
Transaction with owners, recognized directly in equity
Disposition of deficit with capital surplus			—		(737)		—		737		—		—		—
Balance at December 31, 2017			3,474		27,164		(40)		13,962		44,560		(562)		43,998
Balance at January 1, 2018			3,474		27,164		(40)		13,962		44,560		(562)		43,998
Total comprehensive income (loss) for the year
Profit (loss) for the year			—		—		—		31,443		31,443		(57)		31,386
Foreign currency translation adjustments	12		—		—		178		—		178		—		178
Total comprehensive income (loss) for the year			—		—		178		31,443		31,621		(57)		31,564
Transaction with owners, recognized directly in equity
Equity transaction within consolidation scope			—		(23)		—		—		(23)		13		(10)
Balance at December 31, 2018			3,474		27,141		138		45,405		76,158		(606)		75,552
Balance at January 1, 2019			3,474		27,141		138		45,405		76,158		(606)		75,552
Total comprehensive income (loss) for the year
Profit (loss) for the year			—		—		—		39,876		39,876		(146)		39,730
Foreign currency translation adjustments	12		—		—		136		—		136		—		136
Total comprehensive income (loss) for the year			—		—		136		39,876		40,012		(146)		39,866
Transaction with owners, recognized directly in equity
Equity transaction within consolidation scope			—		(13)		—		—		(13)		2		(11)
Non-controlling interests			—		—		—		(613)		(613)		972		359
Balance at December 31, 2019		~~W~~	3,474	~~W~~	27,128	~~W~~	274	~~W~~	84,668	~~W~~	115,544	~~W~~	222	~~W~~	115,766

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019, 2018 and 2017

	Note	2019		2018		2017
		(In millions of Korean won)
Cash flows from operating activities
Cash generated from operations	20	~~W~~	37,220	~~W~~	42,571	~~W~~	28,189
Interest received			1,605		680		554
Interest paid			(277)		—		—
Income taxes paid			(12,177)		(7,279)		(2,607)
Net cash inflow from operating activities			26,371		35,972		26,136
Cash flows from investing activities
Proceeds from lease deposits			—		—		7
Decrease(Increase) in short‑term financial instruments			(30,000)		13,000		(500)
Decrease(Increase) in other non-current financial assets			(274)		—		—
Decrease(Increase) in other current assets			—		3		3
Proceeds from disposal of property and equipment	8		71		69		2
Proceeds from disposal of other intangible assets	9		20		—		—
Payment of lease deposits			—		—		(430)
Purchase of property and equipment	8		(983)		(1,141)		(899)
Purchase of other intangible assets	9		(1,360)		(1,108)		(1,165)
Net cash inflow(outflow) in investing activities			(32,526)		10,823		(2,982)
Cash flows from financing activities
Repayment of lease liabilities			(2,034)		(197)		—
Proceeds from capital contribution from non-controlling interests			359		—		—
Payment of share issuance cost			(11)		—		—
Net cash outflow in financing activities			(1,686)		(197)		—
Effect of exchange rate changes on cash and cash equivalents			1,218		358		(779)
Net increase (decrease) in cash and cash equivalents			(6,623)		46,956		22,375
Cash and cash equivalents at beginning of the year			86,051		39,095		16,720
Cash and cash equivalents at end of the year		~~W~~	79,428	~~W~~	86,051	~~W~~	39,095

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General Information

The Parent Company

GRAVITY CO., LTD. (“the Parent Company”) was incorporated on April 4, 2000, to engage in developing and distributing online games and other related business. The Parent Company’s headquarter is located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul, Korea. The Parent Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally in 93 markets. Also, the Parent Company has been operating Mobile games such as Ragnarok M: Eternal Love in the global market.

On February 8, 2005, the Parent Company listed its shares on Nasdaq Stock Market in the United States, and issued 1,400,000 shares of common stocks in the form of American Depositary shares (“ADSs”) under the symbol “GRVY”.

As of December 31, 2019, the Parent Company’s total paid-in capital amounts to ~~W~~3,474 million. The Parent Company’s major shareholders and their respective percentage of ownership as of December 31, 2019 are as follows:

	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31
Others	2,827,163	40.69
	6,948,900	100.00

Consolidated Subsidiaries

Details of the consolidated subsidiaries as of December 31, 2019 and 2018 are as follows:

		Percentage of ownership (%)
Subsidiary	Location	2019	2018	Fiscal year end	Main business
Gravity Interactive, Inc.	U.S.A.	100.00	100.00	December	Online and mobile game services
Gravity Entertainment Corp(*1)	Japan	100.00	100.00	December	Animation production, distribution, and game services
NeoCyon, Inc.(*2)	Korea	99.24	98.73	December	Mobile game development and service
Gravity Communications Co., Ltd.	Taiwan	100.00	100.00	December	Online and mobile game services
PT Gravity Game Link(*3)	Indonesia	70.00	—	December	Online and mobile game services
Gravity Game Tech Co., Ltd.(*4)	Thailand	100.00	—	December	Online and mobile game services
Gravity Game Arise Co., Ltd.(*5)	Japan	100.00	—	December	Online and mobile game services

(*1)	As of December 31, 2019, Gravity Entertainment Corp. is in process of liquidation pursuant to management’s resolution in December 2019.
(*2)	During the year ended December 31, 2019, the Parent Company participated in paid-in capital increase of Neo Cyon, Inc., which resulted in increase of ownership interest of the Parent Company.
(*3)	PT Gravity Game Link was established during the year ended December 31, 2019 with 70% ownership interest held by the Parent Company.
(*4)	Gravity Game Tech Co., Ltd. was established during the year ended December 31, 2019 with 100% ownership interest held by the Parent Company.
(*5)	Gravity Game Arise Co., Ltd. was established during the year ended December 31, 2019 with 100% ownership interest held by the Parent Company.

Condensed financial information of subsidiaries

Details of the condensed financial information of subsidiaries as of December 31, 2019 and 2018 are as follows:

	2019
Subsidiaries		Total assets(*)		Total liabilities(*)		Revenue(*)		Profit(loss) For the period(*)
	(In millions of Korean won)
Gravity Interactive, Inc.	~~W~~	39,296	~~W~~	29,112	~~W~~	230,029	~~W~~	12,804
Gravity Entertainment Corp.		44		52		263		(443)
NeoCyon, Inc.		9,145		6,728		25,347		(982)
Gravity Communications Co., Ltd.		19,964		8,227		21,811		5,637
PT Gravity Game Link		960		202		745		(437)
Gravity Game Tech Co., Ltd.		4,008		2,624		2,295		(1,973)
Gravity Game Arise Co., Ltd.		1,841		1,343		771		(35)

(*)	Amount before offsetting the related party transactions.

	2018
Subsidiaries		Total assets(*1)		Total liabilities(*1)		Revenue(*1)		Profit(loss) For the period(*1)
	(In millions of Korean won)
NeoCyon, Inc.	~~W~~	6,620	~~W~~	5,210	~~W~~	22,783	~~W~~	(2,057)
Gravity Interactive, Inc.		79,806		80,017		84,329		(2,511)
Gravity Entertainment Corp.		509		96		157		30
Gravity Communications Co., Ltd.		8,231		2,352		2,201		205
Gravity Games Corp.(*2)		—		—		12		4,165

(*1)	Amount before offsetting the related party transactions.
(*2)	Gravity Games Corp. was liquidated during 2018 and has been excluded from subsidiary since then.

2. Basis of accounting

Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”). These consolidated financial statements were approved by the board of directors on April 24, 2020.

This is the first set of the Group’s annual financial statements in which IFRS 16 Leases has been applied. The related changes to significant accounting policies are described in Note 3.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis.

Use of judgements and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i) Critical judgements

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes for classification of leases etc.

(ii) Deferred revenue

The Group sells virtual currency and items that can be used in online and mobile games to game users. For online games, the entire amount of unused virtual currency is deferred for the period during which the refundable obligation is to be performed, and for items, revenue is recognized by deferring to the expected period of use estimated in consideration of the item’s attributes.

For mobile games, when the Group defers revenue generated by micro-transactions, it estimates the game users’ life cycle and defers the remaining amount of virtual currency and items without an effective period purchased by active users as of the end of the reporting period. Revenues for items with effective period are recognized on a straight-line basis over the effective period. The Group considers a user as an active user if the period between the time of the user’s most recent access of the game and the period end equals or is shorter than the estimated game users’ life cycle. In order to estimate the expected period of use of items and mobile game users’ life cycle, it estimates the period of use by analyzing the customer’s behavior and consumption patterns such as payment and access, and periodically examines whether these estimates change.

(iii) Deferred tax assets

When the Group assessed the realizability of deferred tax assets, The Group considered its performance, general economic environment, projected future taxable income, and periods available to utilize tax loss carryforwards and tax credit carryforwards. The Group periodically monitors the estimates used in assessing the realizability of the deferred tax assets. The amount of deferred tax assets may be changed if estimated future taxable income during the carryforward periods was changes.

3. Changes in Accounting Policies and Disclosures

New and amended standards adopted by the Company

The Group has applied the following standards and amendments for the first time for the annual reporting period commencing January 1, 2019.

Enactment of IFRS 16 Leases

The Group applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019 (date of initial application). Accordingly, the comparative information presented for 2018 is not restated – i.e. it is presented, as previously reported, under IAS 17 and related interpretations. The details of the changes in accounting policies are disclosed below. Additionally, the disclosure requirements in IFRS 16 have not generally been applied to comparative information.

(i) Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 Determining whether an Arrangement contains a Lease. The Group now assesses whether a contract is or contains a lease based on the definition of a lease under IFRS 16.

On transition to IFRS 16, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Group applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed for whether there is a lease under IFRS 16. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.

(ii) As a lessee

As a lessee, the Group leases many assets including offices and equipment. The Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. Under IFRS 16, the Group recognizes right-of-use assets and lease liabilities for most of these leases – i.e. these leases are on-balance sheet.

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone price.

However, for leases of property, the Group has elected not to separate non-lease components and account for the lease and associated non-lease components as a single lease component.

Previously, the Group classified property leases as operating leases under IAS 17. On transition, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Group used a number of practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17. In particular, the Group:

•	did not recognise right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application;
•	did not recognise right-of-use assets and liabilities for leases of low value assets;
•	excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application; and
•	used hindsight when determining the lease term.

(iii) Impact on financial statements

On transition to IFRS 16, the Group recognised additional right-of-use assets and additional lease liabilities. Additionally, the impact on transition is summarized below.

	January 1, 2019
	(In millions of Korean won)
Right-of-use assets(*1)
Offices	~~W~~	2,752
Vehicles		53
Computer and other equipment		1,648
Total	~~W~~	4,453
Lease liabilities(*2)
Current		1,672
Non-current		2,729
Total	~~W~~	4,401

(*1)	Right-of-use assets are included in ‘Property and equipment’ in the consolidated statement of financial position.
(*2)	Lease liabilities are included in ‘Other current liabilities’ and ‘Other non-current liabilities’ in the consolidated statement of financial position.

On the adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IFRS 17. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The lessee’s weighted average incremental borrowing rate applied to lease liabilities on January 1, 2019 is 6.59%.

	January 1, 2019
	(In millions of Korean won)
Operating lease commitments disclosed as at December 31, 2018	~~W~~	5,137
Discounted using the lessee’s incremental borrowing rate of at the date of initial application		(472)
Exemptions on low-value leases		(5)
Exemptions on short-term leases		(737)
Adjustments on evaluation of extension and termination options under IFRS 16		478
Lease liability recognized as at January 1, 2019	~~W~~	4,401

Current lease liabilities	~~W~~	1,672
Non-current lease liabilities		2,729
	~~W~~	4,401

Amendments to IFRS 9 Financial Instruments – Prepayment Features with Negative Compensation

Amendments made to IFRS 9 Financial Instruments enable entities to measure certain financial assets containing prepayment features with negative compensation at amortized cost. The amendments also clarified that when a modification of a financial liability measured at amortized cost does not result in the derecognition, a modification gain or loss is recognized in profit or loss. The amendments did not have a significant impact on the Consolidated financial statements.

Amendments to IAS 28 Investments in Associates and Joint Ventures – Long-term Interests in Associates and Joint Ventures

The amendments clarifies that an entity applies IFRS 9 to financial instruments in an associate or joint venture to which the equity method is not applied. These include impairment of long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture for which IFRS 9 should take precedence. The amendment does not have a significant impact on the consolidated financial statements.

Enactment of IFRIC Interpretation 23 Uncertainty over Income Tax Treatments

IFRIC Interpretation 23 clarifies how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment, and includes guidance on how to determine whether each uncertain tax treatment is considered separately or together. It also presents examples of circumstances where a judgement or estimate is required to be reassessed. The adoption of IFRIC Interpretation 23 did not have a significant impact on the consolidated financial statements.

Annual Improvements

(i) Amendments to IFRS 11 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured. The amendments did not have a significant impact on the consolidated financial statements.

(ii) Amendments to Paragraph 57A of IAS 12 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. The amendment did not have a significant impact on the consolidated financial statements.

(iii) Amendment to IAS 23 Borrowing Costs

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. The amendment did not have a significant impact on the consolidated financial statements.

4. Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements in accordance with the IFRS are set out below. These policies have been consistently applied to all years presented, except if mentioned otherwise in Note 3.

Consolidation

The Company has prepared the consolidated financial statements in accordance with IFRS 10 Consolidated Financial Statements.

Subsidiaries are all entities over which Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are consolidated from the date on which control is obtained by the Group. They are deconsolidated from the date on which control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. Acquisition-related costs are expensed as incurred.

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

Intercompany transactions, balances and unrealized gains on transactions between consolidated companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Segment Reporting

Information of each operating segment is reported in a manner consistent with the internal business segment reporting provided to the chief operating decision-maker (Note 23). The CEO, as the chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, and other short-term investments with original maturities of three months or less that are readily convertible to known amounts of cash.

Financial Assets

Classification

At initial recognition, the Group classifies its financial assets in the following measurement categories:

•	measured at fair value through profit or loss

•	measured at fair value through other comprehensive income, and
•	measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of equity instruments not elected as equity investment at fair value through other comprehensive income will be recognized in profit or loss.

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, for financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

(i) Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:

•

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

•

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses and impairment losses are presented in ‘finance income or costs’.

•

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or costs’ in the year in which it arises.

(ii) Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments, which are held for long-term investment or strategic purpose, in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continue to be recognized in profit or loss as ‘finance income’ when the right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘other income or expenses’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

Impairment

The Group recognizes loss allowances for expected credit losses (“ECLs”) on:

•	financial assets measured at amortized cost;
•	debt investments measured at FVOCI; and
•	contract assets under IFRS 15.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and
•

other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowances for accounts and other receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment that includes forward-looking information.

The Group considers a financial asset to be in default when:

•	the debtor is unlikely to pay its obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or
•	the financial asset is more than 90 days past due.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI.

Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured.

Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Computer and equipment	4 years
Furniture and fixtures	4 years
Leasehold improvements	4 years

Depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. The change is accounted for as a change in an accounting estimate.

Intangible assets

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses.

The Group amortizes intangible assets with a definite useful life using the straight-line method over the following periods:

Software	1 ~ 3 years
Industrial property rights	10 years
License	2 years
Other intangible assets	3 years

Expenditure on research activities is recognized expenses as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in expenses as incurred.

The Group entered into a game licensing agreement with a number of third parties to gain exclusive rights to the games developed by other companies. The license fee payments are recognized as other intangible assets and amortized over the term of the contract.

Impairment of Non-financial Assets

At each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than contract assets, incremental costs of obtaining a contract, costs to fulfil a contract, employee benefit related assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The recoverable amount of an asset or cash generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or CGU exceeds its recoverable amount.

Leases

The Group has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately.

① Policies applicable from January 1, 2019

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

i) As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rates.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee; and
•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant, and equipment’ and lease liabilities in ‘other current liabilities’ and ‘other non-current liabilities’ in the statement of consolidated financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

ii) As a lessor

At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies IFRS 15 to allocate the consideration in the contract.

The Group applies the derecognition and impairment requirements in IFRS 9 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue.’

Generally, the accounting policies applicable to the Group as a lessor in the comparative period were not different from with IFRS 16.

② Policy applicable before January 1, 2019

To classify each lease, the Group made an overall assessment of whether the lease transferred substantially all of the risks and rewards incidental to ownership of the underlying asset. If this was the case, then the lease was a finance lease; if not, then it was an operating lease.

i) As a lessor

Lease income from operating leases is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred by the lessor in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

ii) As a lessee

Lease payments under an operating lease were recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the user’s benefit. Contingent rents were charged as expenses in the periods in which they are incurred.

Lease incentives received were recognized as liabilities and then as deduction of expense over the term of the lease unless another systematic basis is more representative of the time pattern of the user’s benefit.

Financial Liabilities

Classification and measurement

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘account payables,’ ‘other current liabilities,’ and ‘other non-current liabilities’ in the consolidated statement of financial position.

Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Provisions and contingencies

Provisions for legal claims, service warranties and make good obligations are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

In addition, when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability, a disclosure regarding the contingent liabilities is made in the notes to the financial statements.

Foreign Currency Translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the end of reporting period. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the exchange rates at the end of reporting date.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rate at the reporting date are generally recognized in profit or loss. They are recognized in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges, or are attributable to monetary part of the net investment in a foreign operation.

Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and equity instruments at fair value through other comprehensive income are recognized in profit or loss and other comprehensive income, respectively, as part of the fair value gain or loss.

Statement of cash flows

The Group has elected to present cash flows from operating activities using the indirect method. Cash flows denominated in a foreign currency are reported using average exchange rate during the fiscal year.

Revenue from contracts with customers

The Group engages in game licensing, IP licensing and game publishing businesses.

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal course of the business. Amounts recognized as revenue are net of value added taxes, returns, rebates and discounts.

Online games—subscription revenue

The Group recognizes online subscription revenue players make use of in-game premium features.

Players can access games free of charge, but may purchase virtual currency to acquire in-game premium features. Subscription revenue consists of revenues from (i) micro-transactions, and (ii) subscription fees from Internet cafés. Micro-transaction fees for consumable in-game items are deferred when purchased, and then recognized as revenue as they are used in the games while permanent in-game items are recognized ratably as revenues over the estimated life cycle of game users. Prepaid subscription fees from Internet cafés are deferred and recognized as revenue on a monthly basis based on actual hours used.

Online games—royalties and license fees

The Group licenses the right to distribute and market its local version of games to overseas licensees (“game licensing contracts”) in exchange for an initial prepaid license fee and/or guaranteed minimum royalty payments. The Group generally provides its licenses with post-contract customer support on its software products, consisting of technical support and occasional unspecified upgrades, or enhancements during the contract term. The Group determined that granting a license is not distinct from other promised services in the contracts, therefore, the promise to grant a license and those other promised services together are considered a single performance obligation. Revenue is recognized over time, from commercial launch date to expiration date of contract under IAS 18 whereas it is recognized from the date when performance obligation is performed for the first time to expiration date of contract under IFRS 15.

When the running royalty revenue based on the contractual royalty rate and the actual revenue of the licensee exceeds the ratably recognized guaranteed minimum, the excess is then recognized as revenue and accounts receivable. Although the accounting framework changes, the accounting treatment under the new standard would not be substantially changed.

Mobile games

Mobile games revenue consists of revenues from (i) micro-transactions that users purchase in cases where the Group directly provides mobile game services to users; (ii) royalties and license fees from licensees to which the Group licenses the right to distribute, promote, and market its local version of mobile games in overseas countries (“game licensing contracts”); (iii) royalties and license fees from licensees to which the Group licenses the right to use the original game and intellectual property to develop new games and distribute, promote, and market those newly developed games (“IP licensing contracts”); and (iv) mobile games operation services for third parties.

Revenues from (i) royalties and license fees from licensees for game licensing contracts are recognized in line with those of online games. (ii) When the Group defers revenue generated by micro-transactions, it estimates the game users’ life cycle and defers the remaining amount of virtual currency and items purchased by active users as of the end of the reporting period. Revenue from (iii) royalties and license fees from licensees for IP licensing contracts are recognized over time, from initial IP delivery date to expiration date of contract. The nature of granting IP license is considered as a promise to provide a right to access. The accounting treatment of running royalty revenue is the same as that of game licensing contracts. Revenues from (iv) mobile games operation service are recognized over time as the customer simultaneously receives and consumes the benefits provided by the Group. The progress is measured by reference to the labor hours, which are expended evenly throughout the contract period.

Other revenue

Other revenue consists of revenue from sales of console games, game character merchandising, animation and other services, including sales of goods related to mobile phones and website development and operation services for third parties. Revenues from development and operation services for third parties are recognized over time by measuring progress towards complete satisfaction of a performance obligation. The progress is measured by reference to the costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract.

Incremental costs of obtaining contract

The Group pays platform processing fees to operate mobile games on third party platforms. These fees are charged for the game users’ purchases in cash, and are considered as incremental cost of obtaining contracts with customer and are capitalized. The Group presents these costs as prepaid expense and amortizes them to costs of revenue at the same time when the related revenue of the services provided to the game users are recognized.

Earnings per share

Basic earnings per share is calculated by dividing profit attributable to owners of the Parent by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding, increased by common stock equivalents. However, for the years ended December 31, 2019 and 2018, there have been no common stock equivalents outstanding.

Current and Deferred Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

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

The Group recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, The Group recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends to settle on a net basis.

Employee Benefits

Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

Defined contribution pension plan

The Group has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses for the employees with service period over a year. The Group recognizes provision for severance benefits for the employees with service period less than a year.

Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements.

•	Amendments to References to Conceptual Framework in IFRS Standards.
•	Definition of a Business (Amendments to IFRS 3).
•	Definition of Materiality (Amendments to IAS 1 and IAS 8).

5. Cash and Cash equivalents

(1) Cash and cash equivalents as of December 31, 2019 and 2018 consist of the follows:

	December 31, 2019		December 31, 2018
	(In millions of Korean won)
Deposits in banks	~~W~~	52,941	~~W~~	48,005
Money market instruments		26,487		38,046
Total	~~W~~	79,428	~~W~~	86,051

(2) The Group does not have any restricted cash and cash equivalents as of December 31, 2019 and 2018.

6. Financial instruments by category

(1) Carrying amounts of financial instruments by category as of December 31, 2019 and 2018 are as follows:

	December 31, 2019		December 31, 2018
	Financial assets at amortized cost		Financial assets at amortized cost
Financial assets	(In millions of Korean won)
Cash and cash equivalents	~~W~~	79,428	~~W~~	86,051
Short-term financial instruments		39,500		9,500
Accounts receivables, net		32,253		60,664
Other receivables, net		56		255
Other current assets		233		191
Other non-current financial assets		1,770		1,494
Total	~~W~~	153,240	~~W~~	158,155

	Financial liabilities at amortized cost		Financial liabilities at amortized cost
Financial liabilities	(In millions of Korean won)
Accounts payables	~~W~~	37,689	~~W~~	71,928
Accrued expenses		19		16
Other current liabilities		1,986		113
Other non-current liabilities		3,008		34
Total	~~W~~	42,702	~~W~~	72,091

(2) Net income and expenses from financial instruments for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018		2017
Financial assets at amortized cost	(In millions of Korean won)
Interest income	~~W~~	1,626	~~W~~	819	~~W~~	554
Differences in foreign currency		1,267		159		231
Financial liabilities at amortized cost
Interest expense		(277)		—		—
Differences in foreign currency		(22)		105		(349)

(3) Fair value hierarchy

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: all inputs other than quoted prices included in Level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability;
•	Level 3: unobservable inputs for the asset or liability.

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

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques use as much market observable information as possible and use the least amount of company-specific information. At this time, if all the significant input variables required to measure the fair value of a good are observable, the good is included in Level 2.

If more than one significant input variable is not based on observable market information, the item is included in Level 3.

The valuation techniques used to measure the fair value of a financial instrument include:

- Market price or dealer price of a similar financial instrument

- The fair value of derivative instruments is determined by discounting the amount to present value using the leading exchange rate as of the end of the reporting period

For the other financial instruments, the Group applied other valuation techniques such as discounted cash flow, etc. For the financial assets and liabilities which carrying amount are reasonable approximation of fair value, those were excluded from fair value disclosure.

7. Accounts and Other Receivables

(1) Accounts and other receivables as of December 31, 2019 and 2018 are as follows:

	December 31, 2019		December 31, 2018
	(In millions of Korean won)
Accounts receivables
Non-related party	~~W~~	29,697	~~W~~	59,633
Related party		2,721		1,053
Less : Loss allowance		(165)		(22)
Accounts receivables, net	~~W~~	32,253	~~W~~	60,664

	December 31, 2019		December 31, 2018
	(In millions of Korean won)
Other receivables
Non-related party	~~W~~	60	~~W~~	339
Related party		—		—
Less : Loss allowance		(4)		(84)
Other receivables, net	~~W~~	56	~~W~~	255

(2) Changes in the loss allowance of accounts and other receivables during the years ended December 31, 2019, 2018 and 2017 are as follows:

Accounts receivables	2019		2018			2017
	(In millions of Korean won)
Beginning balance	~~W~~	22	~~W~~	123	~~W~~	126
(Reversal of) Bad debt expenses		281		55		(3)
Write-off		(138)		(156)		—
Ending balance	~~W~~	165	~~W~~	22	~~W~~	123

Other receivables	2019		2018			2017
	(In millions of Korean won)
Beginning balance	~~W~~	84	~~W~~	46	~~W~~	45
(Reversal of) Bad debt expenses		(34)		40		1
Write-off		(46)		(2)		—
Ending balance	~~W~~	4	~~W~~	84	~~W~~	46

(3) ECLs and credit risk exposures for accounts and other receivables as of December 31, 2019 and 2018 are as follows:

① Accounts receivables

As of December 31, 2019	Expected loss rate	Carrying amount		Loss allowance
		(In millions of Korean won)
Less than 90 days	0.3%	~~W~~	31,146	~~W~~	97
More than 90 days ~ Less than 180 days	3.6%		1,213		44
More than 180 days ~ Less than 270 days	21.1%		30		6
More than 270 days ~ Less than 1 year	51.9%		24		12
More than 1 year	100.0%		6		6
Total		~~W~~	32,419	~~W~~	165

As of December 31, 2018	Expected loss rate	Carrying amount		Loss allowance
		(In millions of Korean won)
Less than 90 days	—	~~W~~	60,588	~~W~~	—
More than 1 year	22.3%		98		22
Total		~~W~~	60,686	~~W~~	22

② Other receivables

As of December 31, 2019	Expected loss rate	Carrying amount		Loss allowance
		(In millions of Korean won)
Less than 90 days	4.3%	~~W~~	57	~~W~~	2
More than 90 days ~ Less than 180 days	32.8%		2		1
More than 180 days ~ Less than 270 days	99.6%		1		1
More than 270 days ~ Less than 1 year	100.0%		1		—
Total		~~W~~	61	~~W~~	4

As of December 31, 2018	Expected loss rate	Carrying amount		Loss allowance
		(In millions of Korean won)
Less than 90 days	—	~~W~~	254	~~W~~	—
More than 270 days ~ Less than 1 year	49.0%		1		—
More than 1 year	100.0%		84		84
Total		~~W~~	339	~~W~~	84

In assessing the recoverability of accounts receivables, the Group considers changes in the credit rating of accounts and other receivables from the commencement of the credit to the end of the reporting period.

The Group applies simplified approach for account and other receivables to measure the loss allowance at an amount equal to lifetime expected credit losses. To measure the expected credit losses, account and other receivables are grouped based on credit risk characteristics and the duration of past due balances. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls. The Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes the Group’s historical experience and informed credit assessment that includes forward-looking information.

8. Property and equipment

(1) Details property and equipment as of December 31, 2019 and 2018 are as follows:

	December 31, 2019
	Acquisition price		Accumulated depreciation		Book amount
	(In millions of Korean won)
Computer and other equipment	~~W~~	5,671	~~W~~	(4,614)	~~W~~	1,057
Furniture and fixture		1,984		(1,541)		443
Leasehold improvements		1,291		(1,074)		217
Right-of-use assets		8,627		(3,681)		4,946
Total	~~W~~	17,573	W	(10,910)	W	6,663

	December 31, 2018
	Acquisition price		Accumulated depreciation		Book amount
		(In millions of Korean won)
Computer and other equipment	~~W~~	7,125	~~W~~	(6,237)	~~W~~	888
Furniture and fixture		1,924		(1,440)		484
Leasehold improvements		1,124		(998)		126
Total	~~W~~	10,173	~~W~~	(8,675)	~~W~~	1,498

(2) Changes in property and equipment for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019
	Computer and other equipment		Furniture and fixture		Leasehold improvements		Right-of-use assets		Total
	(In millions of Korean won)
Beginning balance	~~W~~	888	~~W~~	484	~~W~~	126	~~W~~	—	~~W~~	1,498
Adjustment from the introduction of IFRS 16		(199)						4,453		4,254
Acquisitions		711		211		163		2,637		3,722
Depreciation		(344)		(198)		(71)		(2,135)		(2,748)
Disposals		—		(58)		(2)		(15)		(75)
Foreign exchange differences		1		4		1		6		12
Ending balance	~~W~~	1,057	~~W~~	443	~~W~~	217	~~W~~	4,946	~~W~~	6,663

	2018
	Computer and other equipment		Furniture and fixture		Leasehold improvements		Total
	(In millions of Korean won)
Beginning balance	~~W~~	654	~~W~~	165	~~W~~	127	~~W~~	946
Acquisition		550		472		119		1,141
Depreciation		(297)		(133)		(115)		(545)
Disposal		(32)		(22)		(5)		(59)
Foreign exchange differences		13		2		—		15
Ending balance	~~W~~	888	~~W~~	484	~~W~~	126	~~W~~	1,498

	2017
	Computer and other equipment		Furniture and fixture		Leasehold improvements		Total
	(In millions of Korean won)
Beginning balance	~~W~~	231	~~W~~	103	~~W~~	144	~~W~~	478
Acquisition		617		165		117		899
Depreciation		(174)		(103)		(98)		(375)
Disposal		—		(1)		(37)		(38)
Foreign exchange differences		(20)		1		1		(18)
Ending balance	~~W~~	654	~~W~~	165	~~W~~	127	~~W~~	946

(3) Classification of depreciation expenses in the statements of comprehensive income for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018		2017
	(In millions of Korean won)
Cost of revenues	~~W~~	1,795	~~W~~	260	~~W~~	182
Selling, general and administrative expenses		761		233		150
Research and development		192		52		43
Total	~~W~~	2,748	~~W~~	545	~~W~~	375

(4) As of the end of the reporting period, there are no property and equipment of the Group that are pledged as collateral for the Group’s debts.

9. Intangible assets

(1) Details of intangible assets as of December 31, 2019 and 2018 are as follows:

	December 31, 2019
	(In millions of Korean Won)
	Acquisition price		Accumulated depreciation(*)		Carrying amount
Software	~~W~~	12,316	~~W~~	(11,172)	~~W~~	1,144
Industrial property rights		674		(488)		186
Other intangible assets		3,820		(3,433)		387
Total	~~W~~	16,810	~~W~~	(15,093)	~~W~~	1,717

	December 31, 2018
	(In millions of Korean Won)
	Acquisition price		Accumulated depreciation(*)		Carrying amount
Software	~~W~~	11,341	~~W~~	(10,350)	~~W~~	991
Industrial property rights		533		(461)		72
Other intangible assets		3,410		(3,310)		100
Total	~~W~~	15,284	~~W~~	(14,121)	~~W~~	1,163

(*) Accumulated depreciation includes the amount of accumulated impairment loss.

(2) Changes in intangible assets for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019
	Software		Industrial property rights			License		Other intangible assets	Total
	(In millions of Korean won)
Beginning balance	~~W~~	991	~~W~~	72	~~W~~	57	~~W~~	43	~~W~~	1,163
Acquisitions		951		153		—		410		1,514
Amortization		(807)		(27)		(5)		(66)		(905)
Disposals		(8)		(12)		—		—		(20)
Impairment(*)		—		—		(52)		—		(52)
Foreign exchange differences		17		—		—		—		17
Ending balance	~~W~~	1,144	~~W~~	186	~~W~~	—	~~W~~	387	~~W~~	1,717

(*) The Group recognized Korean Won 52 million of impairment loss as carrying amount of the license exceeded recoverable amount as of December 31, 2019.

	2018
	Software		Industrial property rights			License		Other intangible assets	Total
	(In millions of Korean won)
Beginning balance	~~W~~	64	~~W~~	77	~~W~~	843	~~W~~	52	~~W~~	1,036
Acquisitions		1,523		16		78		—		1,617
Amortization		(597)		(21)		(241)		(9)		(868)
Disposals		—		—		—		—		—
Impairment(*)		—		—		(623)		—		(623)
Foreign exchange differences		1		—		—		—		1
Ending balance	~~W~~	991	~~W~~	72	~~W~~	57	~~W~~	43	~~W~~	1,163

(*) The Group recognized Korean Won 623 million of impairment loss as carrying amount of the license exceeded recoverable amount as of December 31, 2018.

	2017
	Software		Industrial property rights			License	Other intangible assets		Total
	(In millions of Korean won)
Beginning balance	~~W~~	115	~~W~~	89	~~W~~	—	~~W~~	30	~~W~~	234
Acquisitions		36		12		1,104		25		1,177
Amortization		(87)		(24)		(31)		(3)		(145)
Disposals		—		—		—		—		—
Impairment(*)		—		—		(230)		—		(230)
Foreign exchange differences		—		—		—		—		—
Ending balance	~~W~~	64	~~W~~	77	~~W~~	843	~~W~~	52	~~W~~	1,036

(3) Classification of amortization in the statements of comprehensive income for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018		2017
	(In millions of Korean won)
Cost of revenues	~~W~~	101	~~W~~	251	~~W~~	40
Selling, general and administrative expenses		745		581		68
Research and development		59		36		37
Total	~~W~~	905	~~W~~	868	~~W~~	145

10. Employee benefits

The expenses recognized in relation to defined contribution plan for the years ended December 31, 2019, 2018 and 2017 are Won 1,812 million, Won 1,546 million and Won 1,219 million, respectively.

11. Commitments and contingent liabilities

The Parent Company has entered into exclusive license agreements with foreign licensees, such as GungHo Online Entertainment, Inc. and Electronics Extreme Ltd., etc. to provide exclusive license to distribute and sell online games and receives a certain portion of each licensee’s revenues (20-40%) as royalties.

In March 2016, the Parent Company and Shanghai The Dream Network Technology Co., Ltd. entered the agreements to grant them an exclusive right to develop mobile games and web games in China based on the contents of Ragnarok Online and distribute such games in China for five years.

As of December 31, 2019, the Group has entered into license agreements with various third-party game developers to secure exclusive right to publish the games developed by third-party developers. Upfront license fees paid are capitalized and recognized as other intangible assets and minimum guaranteed royalties are capitalized and recognized as other non-current asset. Purchase obligations for future payment related to above agreements as of December 31, 2019 and 2018 are Won 868 million and Won 1,089 million, respectively.

12. Capital

(1) Details of common shares as of December 31, 2019, 2018 and 2017 are as follows:

	December 31, 2019		December 31, 2018		December 31, 2017
		(In Korean won and number of shares)
Number of authorized shares		40,000,000		40,000,000		40,000,000
Value per share	~~W~~	500	~~W~~	500	~~W~~	500
Number of shares issued		6,948,900		6,948,900		6,948,900
Common shares	~~W~~	3,474,450,000	~~W~~	3,474,450,000	~~W~~	3,474,450,000

(2) Details of capital surplus as of December 31, 2019, 2018 and 2017 are as follows:

	December 31, 2019		December 31, 2018		December 31, 2017
		(In millions of Korean won)
Additional paid in capital	~~W~~	25,322	~~W~~	25,335	~~W~~	25,358
Other capital surplus		1,806		1,806		1,806
Total	~~W~~	27,128	~~W~~	27,141	~~W~~	27,164

(3) Details of other components of equity as of December 31, 2019, 2018 and 2017 are as follows:

	December 31, 2019		December 31, 2018		December 31, 2017
		(In millions of Korean won)
Foreign currency translation adjustments	~~W~~	274	~~W~~	138	~~W~~	(40)

(4) Details of retained earnings as of December 31, 2019, 2018 and 2017 are as follows:

	December 31, 2019		December 31, 2018		December 31, 2017
		(In millions of Korean won)
Unappropriated retained earnings	~~W~~	84,668	~~W~~	45,405	~~W~~	13,962

(5) According to Parent company's Articles of Incorporation, Parent company may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as of December 31, 2019, 2018 and 2017.

13. Revenue from Contracts with Customers

(1) Details of revenue from contracts with customers based on the service contract type and the timing of satisfaction of performance obligations are as follows:

	2019		2018
	(In millions of Korean won)
Service contract
Subscription contract	~~W~~	310,006	~~W~~	260,888
Licensing contract		34,219		18,054
Others		16,742		7,828
		360,967		286,770
Timing of satisfaction of performance obligations
At a point in time		175		8
Over time		360,792		286,762
	~~W~~	360,967	~~W~~	286,770

(2) Accounts receivables, incremental costs of obtaining a contract, and contract liabilities related to contracts with customers as of December 31, 2019 and December 31, 2018 are as follows:

	December 31, 2019		December 31, 2018
	(In millions of Korean won)
Accounts receivables	~~W~~	32,253	~~W~~	60,664
Incremental costs of obtaining a contract (Prepaid expenses)		998		2,036
Contract liabilities (Deferred revenue)
Subscription revenue		8,742		12,017
Royalties and Licensing fees		1,403		7,223
Website & Application development		701		834
	~~W~~	10,846	~~W~~	20,074

(3) Changes in contract liabilities for the years ended December 31, 2019 and 2018 are as follows:

	2019		2018
	(In millions of Korean won)
Balance at January 1	~~W~~	20,074	~~W~~	22,681
Increase related to subscription revenue		66,232		12,017
Increase related to royalties and licensing fees		—		540
Increase related to website & application development contract		5,038		834
Decrease upon satisfaction of performance obligations - subscription revenue		(69,507)		(12,409)
Decrease upon satisfaction of performance obligations -royalties and licensing fees		(5,407)		(3,066)
Decrease due to termination of contract		(413)		(495)
Decrease upon satisfaction of performance obligations - website & application development		(5,171)		(28)
Balance at December 31	~~W~~	10,846	~~W~~	20,074

The amount of revenue recognized from previous period’s contract liabilities satisfied during the year ended December 31, 2019 is Korean Won 16,476 million.

(4) Transaction price allocated to unsatisfied performance obligations as of December 31, 2019 and 2018 are as follows:

	December 31, 2019		December 31, 2018
	(In millions of Korean won)
Subscription revenue	~~W~~	8,742	~~W~~	12,017
Royalties and Licensing fees		1,403		7,223
Website & Application development		701		834

The Group’s management expects to recognize 99% (Korean Won 10,748 million) of the transaction price allocated to contracts that have not been performed as of December 31, 2019 as revenue within 12 months. The remaining 1% (Korea Won 98 million) is expected to be recognized as revenue thereafter. The amounts disclosed above do not include variable consideration which is constrained.

(5) Details of incremental costs of obtaining a contract recognized as assets as of and for the years ended December 31, 2019 and 2018 are as follows:

	December 31, 2019		December 31, 2018
	(In millions of Korean won)
Incremental costs of obtaining a contract	~~W~~	998	~~W~~	2,036
	2019		2018
Amortization costs recognized as cost of revenues	~~W~~	2,036	~~W~~	2,231

14. Classification of expenses by nature

Expenses classified by nature for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018		2017
		(In millions of Korean won)
Advertising expenses	~~W~~	14,948	~~W~~	17,263	~~W~~	12,525
Fees and commissions		249,210		195,173		83,356
Lease expenses		1,496		2,604		2,205
Outsourcing expenses		7,875		6,176		5,189
Salaries		26,935		23,137		17,847
Expenses related to defined contribution plans		1,807		1,546		1,219
Employee benefits		3,026		2,655		2,169
Depreciation		2,748		545		375
Amortization		905		868		145
Other expenses		3,214		2,915		2,455
Total(*)	~~W~~	312,164	~~W~~	252,882	~~W~~	127,485

(*) Classification of expenses by nature includes total cost of revenues, selling, general and administrative expenses and research and development in the consolidated statement of comprehensive income.

15. Selling, general and administrative expenses

Details of the selling, general and administrative expenses for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018			2017
	(In millions of Korean won)
Advertising expenses	~~W~~	14,948	~~W~~	17,263	~~W~~	12,525
Fees and commissions		7,262		5,727		6,594
Lease expenses		665		941		686
Salaries		8,643		7,080		5,468
Expenses related to defined contribution plans		455		387		357
Employee benefits		1,253		1,140		919
Depreciation		761		233		150
Amortization		745		581		68
Other expenses		2,141		1,468		1,245
Total	~~W~~	36,873	~~W~~	34,820	~~W~~	28,012

16. Other income and expenses

(1) Details of other income for the years ended December 31, 2019 2018 and 2017 are as follows:

	2019		2018			2017
		(In millions of Korean won)
Gain on disposal of property and equipment	~~W~~	3	~~W~~	16	~~W~~	2
Reversal of other bad debt allowances		35		—		—
Miscellaneous gain		315		106		163
Total	~~W~~	353	~~W~~	122	~~W~~	165

(2) Details of other expenses for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018			2017
		(In millions of Korean won)
Loss on retirement and disposal of property and equipment	~~W~~	—	~~W~~	5	~~W~~	37
Impairment loss on intangible assets		486		623		230
Miscellaneous loss		7		14		1
Total	~~W~~	493	~~W~~	642	~~W~~	268

17. Finance income and costs

Details of finance income and costs for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018			2017
		(In millions of Korean won)
Finance income
Interest income	~~W~~	1,626	~~W~~	819	~~W~~	554
Unrealized foreign currency gain		119		81		288
Gain on foreign currency transaction		2,442		1,173		1,033
Total	~~W~~	4,187	~~W~~	2,073	~~W~~	1,875
Finance costs
Unrealized foreign currency loss	~~W~~	267	~~W~~	99	~~W~~	671
Loss on foreign currency transaction		1,050		891		768
Others		277		12		13
Total	~~W~~	1,594	~~W~~	1,002	~~W~~	1,452

18. Income tax expense

(1) Details of income tax expense for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018			2017
		(In millions of Korean won)
Current tax on profit for the year	~~W~~	11,775	~~W~~	7,430	~~W~~	4,180
Deferred tax expense (benefit)		(249)		(4,377)		(3,036)
Income tax expense	~~W~~	11,526	~~W~~	3,053	~~W~~	1,144

(2) The differences between the tax expense on the Group’s profit before tax and the amount that would arise using the statutory tax rate applicable to profits of the Group for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018			2017
		(In millions of Korean won)
Profit before income tax	~~W~~	51,256	~~W~~	34,439	~~W~~	14,458
Income tax using the statutory tax rate of each country		12,063		8,994		3,232
Adjustments
Expenses not deductible for tax purpose		42		62		136
Tax amounts paid in a foreign country		4,854		5,196		3,963
Changes in recognition of previously unrecognized deferred tax assets		(4,347)		—		—
Utilization of previously unrecognized deferred tax asset		—		(5,347)		(3,307)
Change in deferred tax due to carry-forward deficits		(33)		(6,265)		(3,036)
Effect of change foreign currency exchange rate		(12)		(221)		495
Tax credit		(543)		—		—
Others		(498)		634		(339)
Total adjustments		(537)		(5,941)		(2,088)
Income tax expense	~~W~~	11,526	~~W~~	3,053	~~W~~	1,144
Effective tax rate		22%		9%		8%

(3) Details of the changes in deferred income tax assets (liabilities) for the years ended December 31, 2019 and 2018 are as follows:

	December 31, 2019						December 31, 2018
	Beginning balance		Increase (decrease)		Ending balance		Beginning balance		Increase (decrease)		Ending balance
		(In millions of Korean won)						(In millions of Korean won)
Deferred income tax on temporary differences
Property and equipment	~~W~~	25	~~W~~	(18)	~~W~~	7	~~W~~	—	~~W~~	25	~~W~~	25
Intangible assets		238		(17)		221		—		238		238
Other non-current assets		8		96		104		49		(41)		8
Accounts payables		531		996		1,527		—		531		531
Accrued expenses		—		39		39		—		—		—
Deferred revenue		60		614		674		180		(120)		60
Allowance for doubtful account		264		11		275		—		264		264
Other non-current liabilities		46		—		46		39		7		46
Investments in subsidiaries		—		389		389		2,747		(2,747)		—
Lease		—		1		1		—		—		—
Foreign taxes paid		(4)		4		—		—		(4)		(4)
Others		(21)		(4)		(25)		(120)		99		(21)
Sub Total		1,147		2,111		3,258		2,895		(1,748)		1,147
Deferred tax due to carry-forward deficits		1,951		(1,918)		33		108		1,843		1,951
Deferred tax due to tax credit carry-forward		4,315		56		4,371		33		4,282		4,315
Deferred tax assets	~~W~~	7,413	~~W~~	249	~~W~~	7,662	~~W~~	3,036	~~W~~	4,377	~~W~~	7,413

The future realizability of deferred tax assets is reassessed by taking into consideration various factors such as the Group's performance, the overall economic environment and industry outlook, expected future earnings and deductible period of tax credits carry-forward. As of December 31, 2019, the Group has recognized deferred tax assets related to temporary differences, tax loss carryforward and tax credit carryforwards, which can be utilized based on the likelihood of future taxable income. This amount may change if the estimate of future taxable income changes.

(4) Details of unused tax loss carryforwards and unused tax credit carryforwards that are not recognized as deferred income tax assets as of December 31, 2019 are as follows:

Year of expiration	Unused loss carryforwards		Unused tax credit carryforwards
2020	~~W~~	—	~~W~~	212
2021		—		176
2022		—		163
2023		1,045		501
2024		2,662		518
After 2024		7,604		—
Total	~~W~~	11,311	~~W~~	1,570

As of December 31, 2019 and 2018, the Group did not recognize deferred income tax asset for the temporary difference of Won 14,350 million and Won 25,536 million relating to investments in subsidiaries and other temporary differences of Won 895 million and Won 18,453 million, respectively, as such temporary differences are not expected to be utilized in the foreseeable future.

19. Earnings per Share

Basic earnings per share is calculated by dividing the profit attributable to owners of the Parent by the weighted average number of common shares outstanding each year.

(1) Basic earnings per share

	2019		2018		2017
		(In millions of Korean won, except per share data)
Profit attributable to owners of the Parent	~~W~~	39,876	~~W~~	31,443	~~W~~	13,319
Weighted average outstanding shares of common shares		6,948,900		6,948,900		6,948,900
Basic earnings per share	~~W~~	5,738	~~W~~	4,525	~~W~~	1,917

(2) Diluted earnings per share

As of and for the years ended December 31, 2019, 2018 and 2017, the Company does not have dilutive potential ordinary shares outstanding. Accordingly, the diluted earnings per share for the years ended December 31, 2019, 2018 and 2017 are the same as the basic earnings per share.

20. Statements of cash flows

(1) Cash generated from operations for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018		2017
		(In millions of Korean won)
Profit for the year	~~W~~	39,730	~~W~~	31,386	~~W~~	13,314
Depreciation expense		2,748		545		375
Amortization expense		905		868		145
Bad debt expenses		281		151		74
Unrealized foreign currency loss		267		99		671
Interest expense		277		—		—
Loss on retirement and disposal of property and equipment		—		5		37
Impairment losses on intangible assets		486		623		230
Post-employment benefit expense (Reversal of allowance for retirement benefit)		(4)		50		164
Income tax expense		11,526		3,053		1,144
Unrealized foreign currency gain		(119)		(81)		(288)
Interest income		(1,626)		(819)		(554)
Gain on disposal of property and equipment		(3)		(16)		(2)
Reversal of other bad debt allowances		(34)		—		—
Gain on disposal of intangible assets		(1)		—		—
Change in accounts receivables		30,143		(18,573)		(27,786)
Change in other receivables		232		406		12
Change in prepaid expenses		1,981		544		(1,390)
Change in advance payments		(204)		—		—
Change in other current assets		(556)		192		(400)
Change in other non-current assets		(1,860)		(1,137)		(449)
Change in accounts payables		(37,145)		27,319		35,046
Change in deferred revenue		(9,631)		(2,707)		1,980
Change in withholdings		(397)		580		1,239
Change in accrued expenses		140		(7)		187
Change in other current liabilities		113		(13)		68
Change in long-term deferred revenue		—		100		4,111
Change in other non-current liabilities		(463)		—		261
Change in advance receipt		434		—		—
Total	~~W~~	37,220	~~W~~	42,571	~~W~~	28,189

(2) Significant non-cash transactions for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018		2017
	(In millions of Korean won)
Reclassification of advance payments to intangible assets	~~W~~	120	~~W~~	—	~~W~~	—
Increase of accounts payables due to software purchasing		33		226		—
Additions of right-of-use assets		2,637		—		—

(3) Changes in liabilities arising from financing activities for the year ended December 31, 2019, are as follows:

	Lease liabilities
	(In millions of Korean won)
Beginning of the year	~~W~~	—
Adjustment due to adoption of IFRS 16		4,401
Beginning of the year after adjustment		4,401
Cash flows from financing activities – Repayment of lease liabilities		(2,034)
Cash flows from operating activities – Interest paid		(277)
Non-cash transactions
Acquisitions – leases		2,637
Interest expense		277
Early termination of leases		(15)
Exchange differences		5
Ending of the year	~~W~~	4,994

21. Lease

The Group leases offices, equipment and others. The leases typically run for a period of 1 ~5 years, with an option to renew or terminate the lease after that date. There are no restrictions or covenants imposed to leases, but the lease assets shall not be provided as collateral for borrowings.

(1) Details of right-of-use assets and lease liabilities recognized in the consolidated statement of financial position as of December 31, 2019 are as follows:

	December 31, 2019
	(In millions of Korean won)
Right-of-use assets(*1)
Offices	~~W~~	3,642
Vehicles		266
Equipment		1,038
Total	~~W~~	4,946
Lease liabilities(*2)
Current		1,986
Non-current		3,008
Total	~~W~~	4,994

(*1) Right-of-use assets are included in the ‘Property and equipment’ in the consolidated statement of financial position.

(*2) Lease liabilities are included in the ‘Other current liabilities’ and ‘Other non-current liabilities’ in the consolidated statement of financial position.

(2) Changes in right-of-use assets for the year ended December 31, 2019 are as follows:

	2019
	Offices		Vehicles		Equipment		Total
		(In millions of Korean won)
Balance as of January 1, 2019	~~W~~	2,752	~~W~~	53	~~W~~	1,648	~~W~~	4,453
Depreciation		(901)		(92)		(1,142)		(2,135)
Additions		1,791		320		526		2,637
Removal		—		(15)		—		(15)
Translation differences		—		—		6		6
Balance as of December 31, 2019	~~W~~	3,642	~~W~~	266	~~W~~	1,038	~~W~~	4,946

(3) Details of amounts recognized in the consolidated statement of profit or loss for the year ended December 31, 2019 are as follows:

	2019
	(In millions of Korean won)
Interest expense relating to lease liabilities (included in finance cost)	~~W~~	277
Expense relating to short-term leases		322
Expense relating to leases of low-value assets that are not short-term leases		10

(4) Details of amounts recognized in the consolidated statement of Cash flows for the year ended December 31, 2019 are as follows:

2019
(In millions of Korean won)
Total cash outflows of leases	~~W~~	2,644

22. Financial risk management

The Group’s operating activities expose itself to a variety of financial risks: market risk, credit risk and liquidity risk from which the Group’s risk management program focuses on minimizing any adverse effects on its financial performance. The Group operates financial risk management policies and programs that closely monitor and respond to each risk factor.

(1) Capital Risk Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so the Group can continue to provide returns and benefits for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Group monitors capital on the basis of the debt ratio. This ratio is calculated as total debt divided by total capital. The debt ratios as of December 31, 2019 and 2018 are as follows:

	December 31, 2019		December 31, 2018
		(In millions of Korean won)
Total liabilities	~~W~~	59,659	~~W~~	97,622
Total equity		115,766		75,552
Debt-to-equity ratio		52%		129%

(2) Market risk

(1) Foreign exchange risk

The Group is exposed to foreign exchange risk arising from royalty revenues and commission payment primarily with respect to the US dollar and etc. The Group’s financial assets and liabilities are exposed to foreign currency risk as of December 31, 2019 and 2018 are as follows:

	December 31, 2019
	Financial assets	Financial liabilities	Financial assets		Financial liabilities
	(In each foreign currency)			(In millions of Korean won)
USD	8,100,729	5,775,721	~~W~~	9,403	~~W~~	6,696
JPY	456,300,430	340,468,613		4,854		3,621
EUR	338,598	1,000		439		1
IDR	12,955,000	17,023,944		1		1
THB	28,510	7,379		1		—
TWD	29,236,669	5,567,672		1,125		214
VND	9,270,000	3,243,600		—		—
GBP	—	5,625		—		9
HKD	368,048	—		55		—
Total			~~W~~	15,878	~~W~~	10,542

	December 31, 2018
	Financial assets	Financial liabilities	Financial assets		Financial liabilities
	(In each foreign currency)			(In millions of Korean won)
USD	9,623,496	7,486,441	~~W~~	10,761	~~W~~	8,373
JPY	103,945,453	1,042,657		1,053		11
EUR	359,772	—		460		—
IDR	172,822,025	3,098,944		13		—
THB	34,633	173,389		1		6
TWD	36,311,172	6,597,223		1,328		241
VND	9,270,000	3,243,600		1		—
HKD	2,731	—		—		—
Total			~~W~~	13,617	~~W~~	8,631

The Group measures foreign exchange risk as a 10% fluctuation in the exchange rate of each foreign currency, which reflects the management's assessment of the risk of exchange rate fluctuation that can be reasonably occur. The impact of a 10% fluctuation in foreign currency exchange rates on the Company’s monetary assets and liabilities as of December 31, 2019, and 2018 are as follows:

	December 31, 2019				December 31, 2018
	10% Increase		10% Decrease		10% Increase		10% Decrease
		(In millions of Korean won)
USD	~~W~~	271	~~W~~	(271)	~~W~~	239	~~W~~	(239)
JPY		123		(123)		104		(104)
Others		140		(140)		156		(156)
Total	~~W~~	534	~~W~~	(534)	~~W~~	499	~~W~~	(499)

The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency as of the end of the reporting period.

(2) Interest rate risk

There are no borrowings under variable interest rate conditions as of December 31, 2019 and 2018.

(a) Price risk

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

The carrying amount of a financial asset represents the maximum exposure to credit risk. The maximum exposure to credit risk of the Company as of December 31, 2019 and 2018 are as follows.

	December 31, 2019		December 31, 2018
		(In millions of Korean won)
Cash and cash equivalents	~~W~~	79,428	~~W~~	86,051
Short-term financial instruments		39,500		9,500
Accounts receivable		32,253		60,664
Other receivable		56		255
Other current assets		233		191
Other non-current financial assets		1,770		1,494
Total	~~W~~	153,240	~~W~~	158,155

Cash and cash equivalents and short-term financial instruments are deposited in financial institutions with strong credit rating. Accounts receivables are mainly due from payment processing companies and platform service providers, which in the Group believes have low levels of credit risk.

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

	December 31, 2019
	Carrying value		Less than 3 months		3 months ~ 1 year		1~2 years		2~3 years		3~5 years		Total
		(In millions of Korean won)
Accounts payable	~~W~~	37,689	~~W~~	21,374	~~W~~	16,122	~~W~~	193	~~W~~	—	~~W~~	—	~~W~~	37,689
Accrued expenses		1,175		1,175		—		—		—		—		1,175
Other liabilities (*)		4,994		598		1,653		1,780		1,029		428		5,488
Total	~~W~~	43,858	~~W~~	23,147	~~W~~	17,775	~~W~~	1,973	~~W~~	1,029	~~W~~	428	~~W~~	44,352

(*) Other liabilities as at December 31, 2019 consist of lease liabilities.

	December 31, 2018
	Carrying value		Less than 3 months		3 months ~ 1 year		More than 1 year		Total
				(In millions of Korean won)
Accounts payable	~~W~~	71,928	~~W~~	70,381	~~W~~	1,547	~~W~~	—	~~W~~	71,928
Accrued expenses		1,031		1,031		—		—		1,031
Other liabilities		147		—		113		34		147
Total	~~W~~	73,106	~~W~~	71,412	~~W~~	1,660	~~W~~	34	~~W~~	73,106

The cash flows above are not discounted and the amount due within 12 months is the same as the carrying amount since the effect of the discount is not material.

23. Segment information

(1) The Company’s operating segments

The Group determines the operating segments by establishing strategic decisions. Chief operating decision maker (“CODM”) reviews operating profit by each segment in order to make decisions regarding the resources to be allocated to the segment and to evaluate the performance of the segment.

The reportable segments of the Group are in line with the organizational structure and CODM’s review of operations, and include mobile, online and others.

The accounting policies of the operating segments are the same as those described in the significant accounting policies.

The Group assesses the performance of its operating segments based on its operating profit or loss, which does not differ from operating profit reported on the statement of comprehensive income except for inter-segment transactions. Total assets and liabilities for each segment are not reported to CODM. The segment information for the years ended December 31, 2019, 2018 and 2017.

	2019
	Revenue		Depreciation Amortization		Operating profit(*2)
		(In millions of Korean won)
Online	~~W~~	48,182	~~W~~	1,401	~~W~~	7,754
Mobile		346,878		1,145		38,655
Others		19,352		1,107		562
Sub total		414,412		3,653		46,971
Inter-segment eliminations(*1)		(53,445)		—		1,692
Total	~~W~~	360,967	~~W~~	3,653	~~W~~	48,663

	2018
	Revenue		Depreciation Amortization		Operating profit(*2)
		(In millions of Korean won)
Online	~~W~~	41,288	~~W~~	238	~~W~~	4,286
Mobile		257,364		473		24,795
Others		9,526		715		1,086
Sub total		308,178		1,426		30,167
Inter-segment eliminations(*1)		(21,408)		(12)		3,201
Total	~~W~~	286,770	~~W~~	1,414	~~W~~	33,368

	2017
	Revenue		Depreciation Amortization		Operating profit(loss)(*2)
	(In millions of Korean won)
Online	~~W~~	53,790	~~W~~	222	~~W~~	14,536
Mobile		87,194		268		(2,476)
Others		7,532		36		993
Sub total		148,516		526		13,053
Inter-segment eliminations(*1)		(6,893)		(6)		982
Total	~~W~~	141,623	~~W~~	520	~~W~~	14,035

(* 1) The Group reflects inter-segment eliminations as adjustments.

(* 2) Other profit or loss items that do not constitute operating profit (loss) are not separately disclosed because they are not reviewed by the chief operating decision maker by operating segment.

(2) Revenue from external customers by country for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018		2017
		(In millions of Korean won)
Korea	~~W~~	45,273	~~W~~	80,814	~~W~~	28,708
Taiwan		52,118		98,210		76,121
Japan		28,469		9,767		9,491
The United States of America		55,062		10,572		7,774
Thailand		62,043		43,846		6,569
The Philippines		30,951		15,539		883
Indonesia		22,355		9,359		1,075
Other		64,696		18,663		11,002
Total	~~W~~	360,967	~~W~~	286,770	~~W~~	141,623

(*) Revenue was attributed to the country based on the customer’s location.

Non-Current assets by geographical regions as of December 31, 2019, 2018 and 2017 are as follows:

	December 31, 2019		December 31, 2018		December 31, 2017
	(In millions of Korean won)
Domestic	~~W~~	5,732	~~W~~	3,054	~~W~~	2,114
Overseas		4,170		1,045		468
Total	~~W~~	9,902	~~W~~	4,099	~~W~~	2,582

(*) The amounts are exclusive of financial assets and deferred tax assets.

(3) No individual external customers accounted for more than 10% of consolidated revenue for the years ended December 31, 2019, 2018 and 2017.

24. Transactions with related parties

(1) Related parties of the Group include entities and individuals capable of exercising control or significant influence over the Group. Related parties include GungHo Online Entertainment, Inc. (the controlling shareholder with 59.31% common shares), its subsidiaries, members of board of directors, executives with strategic responsibilities and their immediate families.

(2) Account balances with related parties

Balances of receivables and payables to related parties as of December 31, 2019 and 2018 are as follows:

		December 31, 2019				December 31, 2018
		(In millions of Korean won)
Related parties classification	Entity	Receivable		Payables		Receivable		Payables
Parent company	Gung-Ho Online Entertainment, Inc.	~~W~~	2,722	~~W~~	74	~~W~~	1,053	~~W~~	3

(3) Transactions with related parties

The details of transaction with related parties for the years ended December 31, 2019, 2018 and 2017 are as follows:

		2019				2018				2017
Related parties classification	Entity	Sales		Purchase		Sales		Purchase		Sales		Purchase
Parent company	Gung-Ho Online Entertainment, Inc.	~~W~~	27,484	~~W~~	60	~~W~~	10,516	~~W~~	3	~~W~~	10,529	~~W~~	36

(4) Other transactions with related parties

No financing transactions were made with related parties for the years ended December 31, 2019, 2018 and 2017.

(5) Key management personnel compensation

The compensation for the key management personnel (registered directors), for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018		2017
		(In millions of Korean won)
Salary	~~W~~	866	~~W~~	690	~~W~~	629