Form 20-F
period 2020-12-31
GRAVITY Co., Ltd.
filed 2021-04-29
CIK 1313310

As filed with the Securities and Exchange Commission on April 29, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20‑F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

•	“Gravity,” “the Company,” “we,” “us,” “our,” or “our company” are to Gravity Co., Ltd. and our subsidiaries, except as otherwise indicated or required by context;
•	“Hong Kong” are to the Hong Kong Special Administrative Region of the PRC;

“Indonesian Rupiah” are to the currency of the Republic of Indonesia;

•	“Japanese Yen” or “JPY” are to the currency of Japan;
•	“Korea” are to the Republic of Korea;
•	“Macau” are to the Macau Special Administrative Region of the PRC;
•	“NT dollar” or “NT$” are to the currency of Taiwan;
•	“Philippine Peso” are to the currency of the Republic of the Philippines;
•	“Taiwan” are to Taiwan, the Republic of China;
•	“Thai Baht” or “THB฿” are to the currency of the Kingdom of Thailand;
•	“US$,” “U.S. dollar,” or “Dollar” are to the currency of the United States of America; and
•	“Won,” “Korean Won,” or “~~W~~” are to the currency of Korea.

For your convenience, and unless otherwise stated, this Annual Report contains translations of certain Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 31, 2020, which was Won 1,086.11 to US$ 1.00. No assurance is given that any Won or Dollar amounts could have been or may now be converted into Dollars or Won, as the case may be, at such rate, or any other rate, or at all.

Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD‑LOOKING STATEMENTS

This Annual Report for the year ended December 31, 2020 contains “forward‑looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act.” The forward‑looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry, and are subject to various risks and uncertainties. Generally, these forward‑looking statements can be identified by the use of forward‑looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “predict,” “project,” “continue” and variations of these words, similar expressions, or that certain events, actions or results “will,” “may,” “might,” “should,” “would” or “could” occur, be taken or be achieved.

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

ITEM 3.A. RESERVED

ITEM 3.B.  CAPITALIZATION AND INDEBTEDNESS

Not applicable.

ITEM 3.C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

ITEM 3.D.  RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We currently depend on our main game, Ragnarok Online, and games developed from Ragnarok Online, for a significant portion of our revenues.

A significant portion of our revenues has been and is currently derived from Ragnarok Online and other games developed based on the contents of Ragnarok Online, including our mobile game, Ragnarok M: Eternal Love. In 2020 and 2019, we derived Won 84,581 million (US$ 77,875 thousand) and Won 38,012 million in revenues from Ragnarok Online, respectively, representing approximately 20.8% and 10.5% of our total revenues for such periods. We derived Won 300,551 million (US$ 276,723 thousand) and Won 299,923 million in revenues from the games developed based on the contents of Ragnarok Online in 2020 and 2019, respectively, representing approximately 74.0% and 83.1% of our total revenues for such periods. In 2020 and 2019, our mobile game, Ragnarok M: Eternal Love, represented 43.6% of our total revenues, or Won 177,192 million (US$ 163,143 thousand), and 80.0% of our total revenues, or Won 288,866 million, respectively.

Ragnarok Online has been on the market for nineteen years and has reached maturity in most of our principal markets. The Company has continually maintained, improved and updated Ragnarok Online and developed new games based on Ragnarok Online. If we fail to maintain, improve, update or enhance Ragnarok Online in a timely manner or fail to successfully develop new games based on Ragnarok Online, this is likely to lead to a decline in the user base of games developed from the contents of Ragnarok Online, which in turn is likely to lead to a material decline in our subscription revenues, royalties and mobile revenue. This would likely materially and adversely affect our business, financial condition and results of operations.

If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online and mobile games, our business, financial condition and results of operations may be materially and adversely affected.

In order to grow our revenues and net income, we must retain our existing users and attract new users by developing, acquiring, licensing, launching, marketing, or operating other commercially successful online and mobile games. In addition to Ragnarok Online, we currently offer four other online games: Ragnarok Online II, Requiem, Dragonica (which is also known as Dragon Saga in the United States, Canada and South America except for Brazil) and Ragnarok Prequel II. None of our other online games to date has proven to be as commercially successful as Ragnarok Online.

In 2020, mobile games represented 73.5% of our total revenues, with one mobile game, Ragnarok M: Eternal Love, representing 43.6% of our total revenues. Mobile games are played on mobile devices and smartphones, including Google Android compatible phones, the Apple iPhone, other feature phones and tablet computers. Following a 2015 development agreement with Shanghai The Dream Network Technology Co., Ltd. (“Dream Square”) to develop and distribute two mobile games based on the contents of Ragnarok Online, we launched six mobile games developed by Dream Square, all of which were based on the contents of Ragnarok Online. For additional information, see ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Mobile games.” Although we have achieved significant commercial success after publishing these mobile games in 2017, there is no guarantee that we will continue to be successful in the mobile game publishing business, and our revenues from mobile game publishing could decline over time.

Our revenues from mobile games decreased by 1.2% to Won 298,324 million (US$ 274,672 thousand) in 2020 from Won 301,903 million in 2019. This was mainly due to a 38.7% decrease in revenue from Ragnarok M: Eternal Love to Won 177,192 million (US$ 163,143 thousand) in 2020 from Won 288,866 million in 2019, driven by weak demand for the game in Southeast Asia, North America, South America, Oceania, Japan and Korea and increased competition. In addition, mobile revenue from customers in Thailand decreased from Won 61,214 million in 2019 to Won 22,613 million in 2020, and mobile revenue from customers in the United States decreased from Won 53,242 million in 2019 to Won 17,040 million in 2020. Although the decreases in mobile revenue in Thailand and the United States were more than offset by mobile revenue increases in other markets, such as Korea and Taiwan, we may also experience declines in mobile game revenue from these or other markets in the future. A game’s commercial success largely depends on appealing to the tastes and preferences of a critical mass of users as well as the willingness of such users to purchase the game and/or in‑game items, and to continue as paying subscribers, all of which are difficult to predict prior to a game’s development and introduction. Developing games requires substantial development costs, including the costs of employing skilled developers and acquiring or developing game engines which enable the creation of games with the latest technological features. For us to continue to succeed, we must acquire, license or develop promising games at acceptable costs and ensure technical support for the successful operation of such games. The online and mobile gaming industries are highly competitive, and we may not be able to acquire, license, or develop promising games at acceptable costs. In order to successfully distribute and operate a game, we also need a sizable game management and support staff, continued investment in technology and a substantial marketing budget.

In 2020 and 2021, we launched numerous mobile games in new markets including: Ragnarok Tactics in Southeast Asia, Taiwan, Korea and globally; Ragnarok H5 in Indonesia; Ragnarok Origin in Korea; Ragnarok X: Next Generation in Taiwan, Hong Kong, Macau; The Labyrinth of Ragnarok in global except Japan and China; The Lord in Thailand; Ragnarok Poring Merge in Brazil; Action RO 2: Spear of Odin in the Philippines, Singapore, Malaysia, Indonesia and Australia; Tera Classic in Japan; and Dark Eden in Japan. We cannot assure you that the games we develop or publish will be attractive to users or otherwise be commercially successful, launched as scheduled or able to successfully compete with games operated by our competitors. If we are not able to consistently develop, acquire, license, launch, market or operate commercially successful games, we may not be able to generate enough revenues to offset our initial development, acquisition, licensing and/or marketing costs, and our business, financial condition and results of operations may be materially and adversely affected.

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

In connection with the preparation of our consolidated financial statements under IFRS for the year ended December 31, 2020, we have identified several material weaknesses (as defined under § 210.1-02 Definitions of terms used in Regulation S-X (17 CFR part 210)) in our system of internal control over financial reporting; our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 pursuant to section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and related Securities and Exchange Commission (“SEC”) rules and concluded that our internal control over financial reporting was not effective as of December 31, 2020. See ITEM 15. “CONTROLS AND PROCEDURES.”

Furthermore, we are subject to the Sarbanes-Oxley Act, which requires us to, among other things, maintain an effective system of internal control over financial reporting, and requires our management to provide a certification on the effectiveness of our internal controls on an annual basis. Additionally, our independent accountants must provide an independent attestation report on our internal control over financial reporting for the fiscal year ended December 31, 2020.

These material weaknesses could result in misstatements of any of our financial statements that are not prevented or detected which could result in a material misstatement to our annual consolidated financial statements. After considering these material weaknesses, among other matters, our chief executive officer and chief financial officer have also concluded, most recently as at December 31, 2020, that our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized, and reported as and when required.

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

In certain markets, we license our games to overseas operators or distributors for license fees and royalty payments based on a percentage of revenues generated from our games in such markets. Overseas license fees and royalty payments generated from our online games represented 3.2% of our total revenues in 2020 and 3.1% of our total revenues in 2019, with 68.0% of our 2020 revenues from online game license fees and royalty payments attributable to license arrangements with GungHo Online Entertainment Inc. (“GungHo”), which has been our largest shareholder and beneficially owns, as of the date hereof, 59.3% of our common shares.

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

Our mobile games increasingly leverage the global connectivity and distribution of mobile platforms including Apple’s App Store for iOS devices and the Google Play Store for Android devices. Our games are distributed on these platforms and the virtual items we sell in our games are purchased using the payment processing systems of these platform providers. In 2020, 65.0% of our revenues were generated through third-party mobile platforms. We are subject to the standard policies and terms of service of these third party platforms, which govern the promotion, distribution and operation of games on the platform, and can be changed by the platform providers, in their sole discretion, at any time. Such changes may decrease the visibility or availability of our games, limit our distribution capabilities, prevent access to our existing games and reduce revenue we may recognize from in-game purchases, increase our costs to operate on these platforms or result in the exclusion or limitation of our games on such third party platforms. Any such changes could significantly harm our business in both the short-term and long-term. If we violate, or a platform provider believes we have violated, the terms of service for a platform, our access to the platform could be limited or discontinued, which may materially and adversely affect our business.

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

We publish games developed by third parties, which exposes us to a number of potential operational, legal and reputational risks.

In 2020, we derived 74.5% of our revenues from online games and mobile games that were developed by third-party developers, 69.8% of which comprises revenues from mobile games developed by our key third-party developer Dream Square. Under our license agreements for these games, we rely on such third-party developers to provide game updates, enhancements and new versions; provide materials and other assistance in promoting the games; and resolve game programming errors and issues with intrusions. In particular, our key mobile game, Ragnarok M: Eternal Love, which represented 43.6% of our total revenues in 2020, was developed by Dream Square (by itself and through subcontracting to certain third-parties), as is the case of Ragnarok Origin and Ragnarok X: Next Generation, which represented 17.1% and 7.8%, respectively, of our total revenues in 2020.

Any failure of third-party developers to provide game updates, enhancements and new versions that are appealing to game players in a timely manner, and provide assistance that enables us to effectively promote the games, could adversely affect the game-playing experience of our game players, damage our reputation, or shorten the life-spans of those games, any of which could result in the loss of game players, acceleration of our amortization of the license fees we have paid for those games, or a decrease in our revenues from those games. Since July 2017, technical assistance with respect to certain of our games has been provided by Dream Square (by itself and through subcontracting to certain third-parties) pursuant to a publishing and technical support agreement (the “PTSA”), which expired in March 2021. See ITEM 4.A. “INFORMATION ON THE COMPANY – HISTORY AND DEVELOPMENT OF THE COMPANY.” We have no plans to renew or further extend the PTSA. Dream Square will continue to provide the service to any games developed by it which were launched prior to the expiration of the PTSA for an additional period of two years commencing on the date of such game’s commercialization, with an automatic one-year extension thereafter. We are in discussions with other prospective service partners regarding arrangements for these games following their current service terms. Any agreement with new publishing or technical service partners for our games could be at terms that are less favorable than those under the PTSA, and we cannot provide any assurance that any change in publishing or technical service partners will not impact our ability to effectively promote the games or the game-playing experience of our game players.

Publishing games developed by third parties also exposes us to a number of potential operational, legal and reputational risks. For example, we may be required to provide third party developers with upfront license fees or non-recoupable minimum guaranteed royalties in order to obtain the rights to publish their games, and we may incur significant marketing costs for these games before or after they have been commercially launched. We must often make such commitments and investments without knowing whether the games we are licensing or jointly developing will be successful and generate sufficient revenues to enable us to recoup our costs or for the games to be profitable. In addition, if any of the games created by third party developers with which we work infringe intellectual property owned by others, or otherwise violate any third party’s rights or any applicable laws and regulations, such as laws with respect to data collection and privacy, we would be exposed to potential legal risks by publishing these games, which could adversely affect our reputation and business. Further, should one of the companies with whom we do business become the subject of any negative attention, reports, publicity or media, our business and reputation may be harmed.

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

Failure to protect personal information could adversely affect our business, reputation and results of operations

We collect, process, store and transmit personal information of game users worldwide for our global game service. Our business may be subject to a number of federal, state, local and foreign laws and regulations governing data privacy and security, including with respect to the collection, processing, storage, use, transmission and protection of personal information and other consumer data on the Internet and mobile platforms, the scope of which are continually changing and subject to differing interpretations, and which may be inconsistent among countries or otherwise in conflict with other laws or regulations. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other laws or regulations or our practices. Also, the failure to prevent or mitigate the loss of personal information data or other game user data, including as a result of breaches of our vendors’ technologies and systems, could expose us or our game users to a risk of loss or misuse of such information. Any such failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to players or other third parties, or our privacy-related legal obligations, including without limitation any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other player data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our players to lose trust in us, which may have an adverse effect on our business, reputation and results of operations. See ITEM 4.B. “BUSINESS OVERVIEW—LAWS AND REGULATIONS” for a detailed discussion regarding laws of Korea, Taiwan, Thailand, the Philippines, Japan and the United States that may materially impact our operations.

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

Although we believe that we may not have been a passive foreign investment company (“PFIC”) for taxable years 2017 through 2020, we believe that we were a PFIC for taxable years 2008 through 2016, and we may be a PFIC in future years. As a result of being a PFIC in prior years, and because of the possibility that we may have been a PFIC for taxable years 2017 through 2020, and may be a PFIC in future taxable years, U.S. investors could be subject to adverse U.S. federal income tax consequences.

The rules governing PFICs can have adverse consequences for U.S. investors for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. As discussed in ITEM 10.E. “TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS,” we believe that we may not have been a PFIC for taxable years 2017 through 2020, but we believe that we were a PFIC for taxable years 2008 through 2016, and we may be a PFIC in future years. The determination of whether we are a PFIC depends on particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Such determination is also expected to depend, in part, upon (1) the market price of the ADSs and (2) the composition of our income and assets. In light of the foregoing, no assurance can be provided that we were not a PFIC for the taxable years 2017 through 2020 or that we will not become a PFIC in the current year or any future taxable year. Furthermore, if we are treated as a PFIC, and one or more of our subsidiaries are also treated as PFICs, U.S. Holders will be subject to the PFIC rules with respect to their indirect interests in those subsidiaries.

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

We held a total of Won 3,363 million (US$ 3,096 thousand) in intangible assets (comprising software, industrial property rights and other intangible assets) at December 31, 2020. See Note 9 to our consolidated financial statements included in this Annual Report. We test indefinite‑lived intangible assets at least annually for impairment, and more frequently if an event occurs or circumstances change so that the carrying amount may not be recoverable. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by our management. If such an adverse event occurs and has the effect of changing one of the critical assumptions or estimates related to the fair value of our intangible assets, an impairment charge could result. For example, in 2020 and 2019, we recognized impairment loss on intangible assets of Won 115 million and Won 52 million related to the game Dark Eden and Blood War M, respectively, and we have recognized other similar impairment losses during the past several years.

There can be no assurance that future reviews of intangible assets will not result in significant impairment charges. Although it does not affect cash flow, an impairment charge does have the effect of decreasing our earnings, assets and shareholders’ equity.

The value of our deferred tax assets could become impaired, which could materially and adversely affect our results of operations.

As of December 31, 2020, we had approximately Won 3,590 million (US$ 3,305 thousand) in net deferred tax assets. See Note 18 to our consolidated financial statements included in this Annual Report. These deferred tax assets include net operating loss carryforwards, tax credit carryforwards and temporary differences that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. Each year, we determine the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, historical operating results and expectations of future earnings. If we determine in the future that there is not sufficient positive evidence to support the valuation of these assets, due to the risk factors described herein or other factors, we may be required to further adjust the probability of realization to reduce our deferred tax assets. Such a reduction could result in material non-cash expenses in the period in which the probability of realization is adjusted and could have a material adverse effect on our results of operations.

RISKS RELATING TO OUR COMPANY STRUCTURE

GungHo, the licensee of our games in Japan, is our majority shareholder, which gives them control of our board of directors.

Since April 1, 2008, GungHo has been our largest shareholder and beneficially owns, as of the date hereof, 59.3% of our common shares. As a result, GungHo is able to exert significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, including acquisitions, divestitures, strategic relationships and other matters, and may also exert significant control over decisions related to the status of our ADSs being eligible for quotation and trading on the NASDAQ Global Market. In addition, as GungHo is also an online and mobile game developer, there may be conflicts of interest. For instance, GungHo may lead our management with strategies and efforts which benefit itself, its affiliates and their respective shareholders to the detriment of our other shareholders. GungHo may also compete directly or indirectly against us for users and customers or increased market share for its games. GungHo is also currently the licensee of Ragnarok Online, Ragnarok M: Eternal Love and Ragnarok Origin in Japan. Furthermore, four of our Executive Directors, Mr. Hyun Chul Park, Mr. Yoshinori Kitamura, Mr. Kazuki Morishita and Mr. Kazuya Sakai currently serve as General Manager, Director and Executive General Manager, President and Chief Executive Officer, and Chief Financial Officer and Director, respectively, of GungHo, and there may be conflicts of interest in the decisions made by the Board of Directors of Gravity (the “Board of Directors”) and senior management. See ITEM 7.B. “RELATED PARTY TRANSACTIONS—Relationship with GungHo Online Entertainment, Inc.”

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

The regulatory and legal regimes in many of the countries in which our games are distributed have yet to establish a sophisticated set of laws, rules or regulations designed to regulate the online and mobile game industries. However, in many of our principal markets, such as Korea, Taiwan, Thailand, the Philippines, Japan and the United States, legislators and regulators have implemented or indicated their intention to implement laws, rules and regulations with respect to issues such as user privacy, defamation, pricing, advertising, taxation, foreign ownership limitations, promotions, financial market regulation, consumer protection, content regulation, quality of products and services, and intellectual property ownership and infringement that may directly or indirectly impact our activities. The impact of such laws, rules and regulations on our business and results of operations is difficult to predict as many such laws, rules and regulations are constantly changing. However, as we might unintentionally violate such laws, rules and regulations, or such laws, rules or regulations may be modified, and new laws, rules and regulations may be enacted in the future, any such developments, or developments stemming from enactment or modification of other laws, rules or regulations, could increase the costs of regulatory compliance, force changes in business practices or otherwise have a material adverse effect on our business, financial condition and results of operations. Further, if the cost of regulatory compliance increases for our licensees as a result of regulatory changes, our licensees may seek to reduce royalties and license fees payable to us, which may materially and adversely affect our business, financial condition and results of operations. See ITEM 4.B. “BUSINESS OVERVIEW—LAWS AND REGULATIONS” for a discussion regarding the laws of Korea, Taiwan, Thailand, the Philippines, Japan and the United States that may materially impact our operations.

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

RISKS RELATING TO OUR MARKET ENVIRONMENT

The global economy and markets where we operate may be negatively impacted by the spread of coronavirus which may adversely affect our business and our financial results

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (“COVID-19”) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally, including to countries in which we operate or derive a significant amount of our revenue. In response, governments and other parties in affected areas have imposed restrictive measures designed to contain the outbreak, including but not limited to business closures, restrictions on non-essential business activity, travel restrictions, quarantines and the implementation of social distancing and other measures, which have had and are expected to continue having adverse impacts on the global economy causing reductions in economic activity levels.

The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally and the implementation of further national or local lockdowns or other restrictive measures in response could adversely impact consumer appetite for our products, the availability of staff and employees, sales and marketing operations, and the timeline for the development of new games or updates of existing games, and could have an adverse impact on our business and our financial results. For example, the 2020 Taipei Game Show (TGS), an international game exhibition which was planned to be held in February 2020 in Taiwan, was canceled due to COVID-19 restrictions implemented by the Taiwanese government. Other international game exhibitions, such as Gamescom in Germany and G-Star in Korea, were replaced in 2020 by digital-only events as a result of the COVID-19 pandemic.

Our businesses and partnerships may be affected by geopolitical tensions between China and the United States

In recent years, there has been a deterioration in the relationship between China and the United States which has resulted in intense potential conflicts between the two countries in trade, technology, finance and other areas, and this has led to greater uncertainties in the geopolitical situations in other parts of the world affecting China, Chinese companies and companies that have business relationships with Chinese companies. For example, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of Chinese technology companies. The United States has also threatened to impose further sanctions, trade embargoes, and other heightened regulatory requirements. Most recently, in August 2020, former U.S. President Donald Trump issued Executive Orders 13942 and 13943, setting forth restrictions on persons subject to U.S. jurisdiction from entering into certain transactions with two Chinese companies: ByteDance Ltd. and Tencent Holdings Ltd. The U.S. Department of Commerce has subsequently specified the scope of “prohibited transactions” under these Executive Orders as those involving the use or functioning of the TikTok and WeChat mobile applications within the United States. The U.S. District Court for the District of Columbia enjoined enforcement of the EO 13942 restrictions on September 19, 2020 and the U.S. District Court for the Northern District of California enjoined enforcement of the EO 13943 restrictions on September 27, 2020; both injunctions presently remain in effect.

Revenue originating from the United States represented approximately 5.1% of our 2020 revenue. In addition, we maintain agreements with Chinese entities for distribution of our products in China and elsewhere in Asia. Accordingly, any further deterioration of US-China relations or further sanctions involving Chinese companies with whom we may do business may be detrimental and have an adverse impact on our business.

Our businesses may be adversely affected by developments affecting the economies of the countries in which our games are distributed.

Our future performance will depend in large part on the economic growth of our principal markets. Our top geographic markets in terms of 2020 revenues were Korea, Taiwan, Thailand and the Philippines representing 27.1%, 24.6%, 14.6% and 5.8%, respectively, of our total revenues in 2020. Accordingly, our business, prospects, financial condition and results of operations are subject to the economic, political, legal and regulatory conditions, and developments in these countries and markets. Adverse economic developments in such markets may have an adverse effect on the number of our users and our revenues and have a material adverse effect on our results of operations.

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

In most of the countries in which our games are distributed, the revenues generated by our overseas licensees or subsidiaries are denominated in local currencies, which include, among others, the NT dollar, the Japanese Yen, the U.S. dollar, the Euro, the Thai Baht and the Chinese Yuan. In 2020, approximately 72.9% of our revenues were denominated in foreign currencies, primarily in the NT dollar, the Thai Baht, the Philippines Peso and the US dollar. As the revenues denominated in currencies other than the U.S. dollar, the Japanese Yen and the Euro are converted into the U.S. dollar for remittance of monthly royalty payments to us, any depreciation of the local currencies against the U.S. dollar will result in reduced license fees and monthly royalty payments in U.S. dollar terms and may materially and adversely affect our financial condition and results of operations.

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

As of December 31, 2020, we have not entered into any outstanding foreign currency forward exchange contract. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost‑effective manner, or at all.

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

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Although three inter-Korean summits were held in April, May and September of 2018, respectively, and summits between the United States and North Korea were also held in June 2018 and in February and June 2019 (held at the Korean Demilitarized Zone), the level of tension on the Korean peninsula has increased in the latter half of 2019 and 2020 during which North Korea conducted various missile tests and threatened further such tests. As such, there can be no assurance that the level of tension on the Korean peninsula will not escalate further in the future. Any such further increase in tensions, which may occur, for example, if North Korea experiences a leadership or economic crisis, high-level contacts between Korea and North Korea break down or further military hostilities occur, could have a material adverse effect on the Korean economy and on our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our ADSs.

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

Our corporate affairs are governed by our articles of incorporation and by the laws and regulations governing Korean corporations. The rights and responsibilities of our shareholders and members of our Board of Directors under Korean law may be different from those that apply to shareholders and directors of a U.S. corporation. For example, minority shareholder rights afforded under Korean law often require the minority shareholder to meet minimum shareholding requirements in order to exercise certain rights. Under applicable Korean law, of the total issued and outstanding shares, a shareholder must own at least (i) one percent to bring a shareholders’ derivative lawsuit (or to demand that a director cease certain activity or conduct if there are concerns that a director may cause irrevocable damage to the company by acting in violation of applicable laws and regulations or the articles of incorporation), (ii) three percent to demand convocation of an extraordinary meeting of shareholders, demand removal of directors or inspect the books and related documents of a company, or to propose the agenda for a general meeting of shareholders, (iii) ten percent to apply to the court for dissolution if there is gross improper management or a deadlock in corporate affairs likely to result in a significant and irreparable harm to the company or to apply to the court for a reorganization in the case of an insolvency and (iv) twenty percent to block a small‑scale share exchange or a small merger that may be approved only by a board resolution. In addition, while the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a U.S. corporation. Although the “business judgment rule” concept exists in Korea, there is insufficient case law or precedent to provide guidance to the management and shareholders as to how it should be applied or interpreted. Holders of our ADSs may have more difficulty protecting their interests against actions of our management, members of our Board of Directors or controlling shareholders than they would as shareholders of a U.S. corporation.

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

We cannot predict the effect, if any, that market sales of shares of our common stock or other securities that may be converted into shares of our common stock or the availability of such shares or securities for sale will have on the market price of our common stock prevailing from time to time. Our largest shareholder, GungHo, beneficially owns 59.3% of our common shares. If GungHo decides to sell or transfer substantial amounts of our common shares into the form of ADSs in the public market or if there is a perception of its intent to sell, the market price of our ADSs could be materially and adversely affected and could materially impair our future ability to raise capital through offerings of our ADSs. Any future sales by GungHo or any future issuance by us of a significant number of shares of our common stock or other securities that may be converted into shares of our common stock in the public market, or the perception that any of these events may occur, could cause the market price of our common stock to decrease or to be lower than it might be in the absence of these events or perceptions.

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

In January 2015, we entered into a development agreement with Dream Square to develop and distribute in China two mobile games based on the contents of Ragnarok Online. This agreement was amended on March 25, 2016 to grant Dream Square an exclusive right to develop mobile games and web games based on the contents of Ragnarok Online and distribute such games in China for five years from the date of the amendment. Gravity retained the distribution rights in certain territories other than China. Under the terms of this agreement, the Company has a right to collect royalties that exceed the minimum guaranteed advance payment. Following the agreement, Dream Square developed and we launched six mobile games – RO: Idle Poring, Ragnarok R, Ragnarok M: Eternal Love, Ragnarok H5, Ragnarok Origin and Ragnarok X: Next Generation – based on the contents of Ragnarok Online in September 2017, February 2017, October 2017, September 2019, July 2020 and October 2020, respectively. We also launched these games in various markets including Taiwan, Korea, Japan, Europe, the United States and Canada, Southeast Asia, North and South America and Oceania.

In July 2017, we further entered into a PTSA with Dream Square, whereby the former would provide technical assistance and profits would be shared. This agreement was amended in September 2018, October 2018, October 2019 and October 2020, whereby certain technical assistance expenses and profit sharing proportions were further clarified. The PTSA, as amended, specified that Gravity retains the distribution rights of the games developed in conjunction with Dream Square (with or without Xindong) in Korea, Taiwan, Hong Kong and Macau, as well as globally (other than in China, where the distribution rights are licensed to Xindong). The final amendment of the PTSA expired on 24 March 2021, and we have no plans to renew or further extend the PTSA. Dream Square will continue to provide the service to any games developed by it which were launched prior to the expiration of the PTSA for an additional period of two years commencing on the date of such game’s commercialization, with an automatic one-year extension thereafter. We are in discussions with other prospective service partners regarding arrangements for these games following their current service terms.

Recent developments relating to our organizational structure include the establishment of Gravity Game Hub PTE., Ltd., a 100%-owned subsidiary in Singapore in January 2021. Gravity Entertainment Corporation was fully liquidated in July 2020 given its focus on animation. Our local branch in Taiwan is currently in the process of liquidation given that we now have a 100%-owned Taiwanese based subsidiary, Gravity Communications Co., Ltd (“Gravity Communications”).

Our registered office is located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea. Our telephone number is (822) 2132‑7000. Our main Web site is at http://www.gravity.co.kr. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. That address is http://www. sec.gov.

ITEM 4.B.  BUSINESS OVERVIEW

OVERVIEW

Gravity is an online and mobile games developer and publisher based in Korea. We generate revenue from online games, mobile games and other sources (including character based merchandise and animation). Our historical principal product, Ragnarok Online, is an online game which is available in 93 markets. Revenues from Ragnarok Online increased significantly in 2020, representing 20.8% of our total revenues for the year ended December 31, 2020, compared to 10.5% of our total revenues in 2019. This increase was primarily due to the re-launch of Ragnarok Online in Thailand in May 2020.

Our focus on mobile games has increased in recent years, and mobile games represented 73.5% of our total revenues for the year ended December 31, 2020. Our principal mobile games, Ragnarok M: Eternal Love, Ragnarok Origin and Ragnarok X: Next Generation accounted for 43.6%, 17.1% and 7.8%, respectively, of our total revenues for the year ended December 31, 2020. In 2019, Ragnarok M: Eternal Love accounted for 80.0% of our total revenues. We intend to continue to diversify our product offering by developing online and mobile games in house or through outsourcing as well as publishing additional games developed by third parties.

Our main geographic markets in terms of revenues for the year ended December 31, 2020 were Korea, Taiwan, Thailand and the Philippines.

OUR PRODUCTS

Online games

Online games are a genre of computer games in which a large number of players interact with one another within a virtual game world.

The following table summarizes the online games that we currently offer.

Title	Genre	Game Source	Date of Commercial Launch(1)
Ragnarok Online	Action adventure MMORPG(2)	Developed in‑house	August 2002
Requiem	Action adventure MMORPG	Developed in‑house	October 2007
Dragonica (Dragon Saga) (3)	Action adventure MMORPG	Originally licensed from third party developer; currently owned by us(4)	February 2009(5)
Ragnarok Online II	Action adventure MMORPG	Developed in‑house	March 2012
Ragnarok Prequel II(6)	Action adventure MMORPG (Web browser-based)	Developed by third party based on our intellectual property	June 2019

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

(6)	We began commercially offering Ragnarok Prequel II in Taiwan, Hong Kong and Macau in June 2019.

Ragnarok Online

Ragnarok Online is an action adventure based MMORPG that combines cartoon-like characters, community oriented themes and combat features in a virtual world within which thousands of players can interact with another. By combining highly interactive and community oriented themes and features, such as marriages and organization of guilds, we believe we are able to create user loyalty from our users who favor games that provide social interaction in a virtual setting.

Ragnarok Online was first commercially launched in August 2002 and, as of March 31, 2021, was commercially offered in 93 markets. See ITEM 4.B. “BUSINESS OVERVIEW—OUR MARKETS—Online Games.” Ragnarok Online represented 20.8% of our total revenues or Won 84,581 million (US$ 77,875 thousand) in 2020, compared with 10.5% of our total revenues or Won 38,012 million in 2019. Gravity, either directly or through a subsidiary, operates Ragnarok Online in each geographic market other than Japan, Southeast Asia (except Indonesia and Thailand) and Europe and Russia/CIS, where a third-party licensee operates the game. In markets where we or our subsidiary operates Ragnarok Online, our revenues are generated through subscription fees, and in markets where a third-party licensee operates the game, our revenues are generated through royalty or licensing fees.

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

The table below provides, for the periods indicated, the peak concurrent users and average concurrent users of Ragnarok Online since the first quarter of 2018, in each of our principal markets for Ragnarok Online.

		1Q 18	2Q 18	3Q 18	4Q 18	1Q 19	2Q 19	3Q 19	4Q 19	1Q 20	2Q 20	3Q 20	4Q 20	1Q 21
Japan	PCU(1)	11,254	10,203	10,427	11,129	9,805	10,369	9,157	7,797	9,154	9,192	12,754	11,936	8,973
	ACU(2)	4,643	4,671	4,198	4,575	4,454	4,443	3,546	3,249	3,977	4,226	4,180	5,354	4,284
Korea	PCU	11,437	6,353	6,059	4,990	5,122	6,909	5,201	5,390	8,067	7,337	7,646	7,091	5,210
	ACU	6,042	3,480	3,159	2,708	3,113	3,500	3,004	3,268	4,014	3,950	4,209	3,666	2,882
Thailand(3)	PCU										103,335	89,969	33,658	24,076
	ACU										45,753	38,039	14,743	11,841
USA/ Canada	PCU	6,364	6,282	4,797	4,531	3,292	3,437	3,428	2,294	6,756	8,561	7,064	5,114	3,463
	ACU	5,425	4,299	3,639	3,227	2,596	2,663	2,813	2,212	4,197	5,719	4,495	3,353	2,807
Taiwan/ Hong Kong/ Macau	PCU	16,383	15,195	12,480	10,300	13,028	12,466	18,783	17,875	16,974	20,555	18,708	20,898	21,072
	ACU	7,894	6,539	6,521	5,504	6,220	6,804	10,012	9,409	9,718	11,492	10,895	12,259	12,491

Notes:

(1)	“PCU,” or peak concurrent users, represents the highest number of users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.
(2)	“ACU,” or average concurrent users, represents the average number of concurrent users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.
(3)	Ragnarok Online was relaunched in Thailand on May 28, 2020.

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

The following table provides a breakdown of the revenues generated by Ragnarok Online in certain key markets for the periods indicated:

Revenue Type	Country	2020		2020(1)		2019		2018
				(In millions of Won and thousands of US$)
Online games—subscription revenue	Thailand(2)	~~W~~	36,332	US$	33,452	~~W~~	—	~~W~~	—
	Taiwan/Hong Kong/Macau		23,422		21,565		16,989		9,745
	Korea		6,004		5,528		6,211		6,645
	United States/Canada(3)		3,390		3,121		1,386		2,583
	Brazil(4)		1,988		1,830		2,031		257
	Indonesia(5)		664		611		470		0
	Subtotal		71,800		66,107		27,087		19,230

Online games—royalties and license fees	Japan		9,141		8,416		9,337		9,440
	The Philippines		618		569		364		533
	Brazil(4)		—		—		—		640
	Indonesia(5)		—		—		63		230
	Europe		166		153		50		88
	Thailand		135		125		760		1,424
	Other(6)		2,721		2,505		351		409
	Subtotal		12,781		11,768		10,925		12,764
	Total	~~W~~	84,581	US$	77,875	~~W~~	38,012	~~W~~	31,994

Notes:

(1)

For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,086.11 to US$ 1.00, the noon buying rate in effect on December 31, 2020 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)

Ragnarok Online game service in Thailand by our former licensee Electronics Extreme Ltd ceased on May 27, 2020. The revenues generated from Thailand on or before May 27, 2020 are shown as “Online games—royalties and license fees—Thailand” and those revenues generated by Gravity Game Tech Co., Ltd. (“Gravity Game Tech”) since May 28, 2020 are shown as “Online games—subscription revenue—Thailand.”

(3)

Includes subscription and other types of game revenues managed by Gravity Interactive, Inc. (“Gravity Interactive”) and generated in countries other than the United States and Canada. Such revenues from other countries constitute an immaterial portion of the revenues recorded as subscription revenues from the United States and Canada.

(4)

Ragnarok Online game service in Brazil by our former licensee Level Up! Interactive S.A. ceased on November 9, 2018. The revenues generated from Brazil on or before November 9, 2018 are shown as “Online games—royalties and license fees—Brazil” and those revenues generated by Gravity Interactive since November 10, 2018 are shown as “Online games —subscription revenue—Brazil.”

(5)

Ragnarok Online game service in Indonesia by our former licensee PT Laut Angkasa Impian ceased on September 10, 2019. The revenues generated from Indonesia on or before September 10, 2019 are shown as “Online games—royalties and license fees—Indonesia” and those revenues generated by PT Gravity Game Link (“Gravity Game Link”) since September 11, 2019 are shown as “Online games—subscription revenue—Indonesia.”

(6)

Our Ragnarok Online game licensee in Singapore, Electronics Extreme Ltd collaborated with a Garena Online Private Limited to launch the mobile game “Garena Free Fire”, which represents a one-off event. The revenue of Won 2,066 million generated from Singapore in May 2020 are shown as “Online games —royalties and license fees—Other.”

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

The following table sets forth each of the mobile games that we have released since January 2020.

Title	Genre	Service Area	Date of Commercial Launch
Ragnarok H5 Ragnarok Tactics	Time Effective RPG SRPG	Indonesia Southeast Asia Taiwan Korea Global	March 2020 January 2020 February 2020 March 2020 June 2020
Sacred Blade	Puzzle RPG	Japan	May 2020
Dark Eden	MMORPG	Japan	August 2020
Ragnarok Origin	MMORPG	Korea	July 2020
Ragnarok X: Next Generation	MMORPG	Taiwan, Hong Kong, Macau	October 2020
The Labyrinth of Ragnarok	MMORPG	Philippines, Singapore, Malaysia Thailand, Indonesia	October 2020 December 2020
		Global (Except Taiwan, Hong Kong, Macau, China and Japan)	March 2021
Ragnarok Poring Merge	Time Effective RPG	Brazil	December 2020
		Global	April 2021
Action RO2: Spear of Odin	MMORPG	Indonesia, Malaysia, Philippines, Singapore, Australia	December 2020
Tera Classic	MMORPG	Japan	January 2021
The Lord	SRPG	Thailand	February 2021

The following are revenues generated from our mobile games business for the periods indicated:

Revenue Type	Country	2020			2020(1)	2019		2018
				(In millions of Won and thousands of US$)
Mobile games— micro transaction revenue	Korea	~~W~~	84,428	US$	77,734	~~W~~	20,981	~~W~~	64,630
	Taiwan		42,593		39,216		31,912		83,770
	The Philippines		23,313		21,465		30,627		10,751
	Malaysia		22,880		21,066		13,416		3,970
	Thailand		22,613		20,820		61,214		42,159
	United States		17,040		15,689		53,242		6,736
	Indonesia		10,241		9,429		21,659		8,533
	Other (2)		28,852		26,565		46,204		14,442
	Subtotal		251,960		231,984		279,255		234,991

Mobile games— royalties and license fees	Taiwan		31,848		29,323		—		—
	Japan		11,730		10,800		18,061		—
	China		1,694		1,560		3,313		2,848
	Other		1,092		1,005		1,274		1,650
	Subtotal		46,364		42,688		22,648		4,498
	Total	~~W~~	298,324	US$	274,672	~~W~~	301,903	~~W~~	239,489

Notes:

(1)

For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,086.11 to US$ 1.00, the noon buying rate in effect on December 31, 2020 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)	Other primarily comprises Singapore, Brazil, Europe and Oceania.

Ragnarok M: Eternal Love

Ragnarok M: Eternal Love is a MMORPG which we offer in 122 markets across Taiwan, Hong Kong and Macau, Korea, Southeast Asia, North and South America, Oceania, Japan, Europe and Russia. The game was developed by Gravity and Dream Square, together with co-developer Xindong. We commenced our service for Ragnarok M: Eternal Love in Taiwan in October 2017, Korea in March 2018, Southeast Asia in October 2018, North and South America and Oceania in January 2019, Japan in June 2019 and Europe and Russia in October 2019.

For the year ended December 31, 2020, Ragnarok M: Eternal Love represented 43.6% of our total revenues or Won 177,192 million (US$ 163,143 thousand), compared with 80.0% of our total revenues or Won 288,866 million in 2019.

Ragnarok Origin

Ragnarok Origin is a MMORPG which we offer in Korea. The game was developed by Gravity and Dream Square, together with co-developer Shanghai Rexue Network Technology Co., Ltd. We commenced our service for Ragnarok Origin in Korea in July 2020.

For the year ended December 31, 2020, Ragnarok Origin represented 17.1% of our total revenues or Won 69,334 million (US$ 63,837 thousand).

Ragnarok X: Next Generation

Ragnarok X: Next Generation is a MMORPG we offer in Taiwan, Hong Kong and Macau. The game was developed by Gravity and Dream Square and we licensed Nuverse to commence the service in Taiwan, Hong Kong and Macau in October 2020. See Item 3.D. “RISK FACTORS—RISKS RELATING TO OUR MARKET ENVIRONMENT—Our businesses and partnerships may be affected by geopolitical tensions between China and the United States.”

For the year ended December 31, 2020, Ragnarok X: Next Generation 7.8% of our total revenues or Won 31,844 million (US$ 29,319 thousand).

Other games and game‑related products and services

Other games

In addition to developing and publishing online games and mobile games, which is our primary business, we also provide games for gaming consoles (including handheld gaming consoles), such as the Nintendo DS, Xbox 360 and the PlayStation series. Console games are distributed in the form of a disc or cartridge (game card), or downloaded directly to a console through the Internet.

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

We also provide games for IPTV. In September 2008, we entered into a licensing agreement with Iconix Entertainment Co., Ltd., or “Iconix Entertainment,” to develop and publish Pororo Game, an IPTV game based on Iconix Entertainment’s 3D TV animation series “Pororo: The Little Penguin.” We commercially launched Pororo Game in September 2009. Our licensing agreement with Iconix Entertainment has been renewed annually since its inception including, most recently, in September 2020. In January 2018, we entered into a licensing agreement with CJ ENM Corporation or “CJ ENM” to develop and publish an IPTV Game based on CJ ENM’s animation series, “The Haunted House.” We commercially launched the game in May 2019.

The amount of revenues from console and IPTV games represented less than 1% of our total revenues in each of 2020 and 2019.

Game character merchandising

In order to optimize the commercial opportunities presented by our games and their characters, we and our licensees have been marketing dolls, stationery, food and other character based merchandise, as well as game manuals, monthly magazines and other publications, based on our games. We currently have arrangements with CM Holdings Company to license Ragnarok Online game characters in Korea; with GungHo in Japan; with EMC Empire Multimedia Corporation in Southeast Asia, China, Hong Kong, Taiwan, the United States and Europe; and with Dream Express Co., Ltd. in Thailand.

The amount of revenues from game character merchandising represented less than 1% of our total revenues in 2020 and in 2019.

Other services

In addition to its core mobile game business, Gravity NeoCyon, Inc. (“Gravity NeoCyon”) provides system development and maintenance services as well as system integration services to third parties. The amount of revenues from such other services represented 4.4% of our total revenues or Won 17,923 million (US$ 16,502 thousand) for the year ended December 31, 2020, compared with 4.5% of our total revenues or Won 16,326 million in 2019.

OUR MARKETS

Our biggest geographic markets in terms of revenue for the year ended December 31, 2020 were Korea, Taiwan, Thailand and the Philippines. The following table sets forth a summary of our consolidated statement of operations showing revenues by geographic area for the periods indicated and the percentage represented by such revenues for the year ended December 31, 2020.

		Year Ended December 31,
Country	2020			2020(1)			2019	2018
		(In millions of Won and thousands of US$, except percentages)
Korea	~~W~~	109,895	27.1%	US$	101,182	~~W~~	45,273	~~W~~	80,814
Taiwan		100,049	24.6		92,117		52,118		98,210
Thailand		59,086	14.6		54,401		62,043		43,846
The Philippines		23,690	5.8		21,812		30,951		15,539
Japan		22,500	5.5		20,716		28,469		9,767
United States/Canada(2)		20,659	5.1		19,021		55,062		10,572
Indonesia		12,729	3.1		11,720		22,355		9,359
Others		57,345	14.2		52,799		64,696		18,663
Total	~~W~~	405,953	100%	US$	373,768	~~W~~	360,967	~~W~~	286,770

Notes:

(1)

For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1, 086.11 to US$ 1.00, the noon buying rate in effect on December 31, 2020 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)

Revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries managed by Gravity Interactive. Such revenues from other countries constitute an immaterial portion of the revenues recorded as subscription revenues from the United States and Canada.

Online games

We manage and distribute (directly or through our subsidiaries) online game operations in Korea, Thailand, Taiwan, Hong Kong and Macau, the United States, Canada, Brazil, Indonesia and the Middle East, and we work with licensees to manage and distribute our games in other markets. Our licensees pay us an initial license fee and/or ongoing royalty payments based on a percentage of revenues generated from subscription fees and/or micro transactions of the game they service in the respective overseas markets. In addition, if the license agreement is renewed, we typically negotiate a renewal license fee. The license agreements may be terminated in the event of bankruptcy or a material breach by either party, including, in our case, in the event the licensee fails to pay royalty fees in a timely manner.

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

Country	Licensee	Date of License Agreement	Date of Commercial Launch	Date of Expiry
Japan	GungHo Online Entertainment, Inc.	July 2002	December 2002	September 2021
Thailand	Electronics Extreme Ltd.(1)	April 2016	March 2003	March 2020
Europe(2)	Innova Intellectual Properties SARL	August2019	April 2004	September 2021
China(3)	Shanghai Ta Ren Network Technology Co., Ltd.	October 2016	February 2013	TBD
The Philippines(4)	Electronics Extreme Ltd.	January 2017	September 2003	December 2021
Singapore/Malaysia(4)	Electronics Extreme Ltd.	January 2017	April 2004	December 2021
Russia and CIS(5)	Innova Intellectual Properties SARL	February 2018	March 2007	August 2022

Notes:

(1)

Ragnarok Online was initially launched in Thailand with a different licensee in March 2003. After March 2020, the distribution of Ragnarok Online was transferred to Gravity Game Tech, a subsidiary in Thailand.

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

Mobile games

With respect to mobile games, as of April 29, 2021, we directly manage the distribution of each of Ragnarok M: Eternal Love (other than in Japan and China, where we work with a third-party licensee), Ragnarok Origin in Korea and Ragnarok Tactics.

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

Since September 2007, we have been offering premium services as an additional revenue model. Players may pay additional fees during a specified period of time in order to receive certain additional features, such as the faster accumulation of experience points or higher rates of item drops. Premium services are offered in all the countries and markets where Ragnarok Online is serviced.

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

In markets where we work with third-party licensees, such licensees develop, after consultation with us, a retail pricing structure for the users of the game they service in their respective markets. The pricing structure for Ragnarok Online in Thailand, Korea, Japan, the United States and Canada, Taiwan, Hong Kong and Macau are set forth below.

Thailand

Gravity Game Tech, our wholly owned subsidiary in Thailand, determines the pricing plan for Ragnarok Online in Thailand. Users can pay through debit card, electronic wallet and internet banking, which they are able to convert to RO Cash Points, the currency used in Ragnarok Online. RO Cash Points are eligible for use in the purchase of game items. We pay a commission for payment processing ranging from 7% to 14% per transaction to third parties, who bear the delinquency risk associated with payments from users.

Micro‑transaction model

We have been directly providing Ragnarok Online in Thailand since May 28, 2020. We have applied a micro-transaction model for users in Thailand which allows users to buy game items in the price range between THB฿1 and THB฿690. The following table sets forth our basic pricing for points of Ragnarok Online in Thailand as of December 31, 2020.

Points	Retail Price
10 point	THB฿	1.00

Korea

Individual PC account users in Korea can choose from a number of alternative payment options, including charges made through mobile or fixed telephone service provider payment systems, prepaid cards, gift certificates, online credit card payments and bank transfers, to buy G Cash which can be used for any games we offer and convert G Cash to RO Points, the currency of the money used in Ragnarok Online which enable them to buy game items. Internet café subscribers make payments through credit card or bank transfers. We pay a commission for payment processing ranging from 1.4% to 15%, or Won 200, per transaction to third parties, who bear the delinquency risk associated with payments from users.

Subscription‑based fee model

The subscription‑based fee model is currently applied only to Internet cafés and not individual PC users in Korea. The following table sets forth our published pricing plans for Internet cafés in Korea for Ragnarok Online access as of December 31, 2020.

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

Subscription‑based fee model

Our licensee in Japan offers only one rate for Ragnarok Online and charges JPY 1,500 per 30 days of unlimited use.

Micro‑transaction model

We have applied a micro‑transaction model in Japan since December 2006. Game users buy GungHo Shop Points which enable them to buy game items or directly buy game items from the mobile item shop. The price range of the game items is between JPY 50 and JPY 2,000. The following table sets forth our licensee’s published basic pricing for GungHo Shop Points in Japan as of December 31, 2020.

Points	Retail Price(1)
10,000 points	¥1,000
21,000 points	2,000
32,500 points	3,000
55,000 points	5,000
112,000 points	10,000

Note:

(1)

For convenience only, on December 31, 2020, the noon buying rate of the Japanese Yen to the U.S. dollar as certified by the Federal Reserve Bank of New York for customs purposes was JPY 103.19 to US$ 1.00.

The United States and Canada

Gravity Interactive, our wholly‑owned subsidiary in the United States, determines the pricing plan for Ragnarok Online in the United States and Canada. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as PayPal. Gravity Interactive ceased to apply the subscription‑based fee model in April 2011.

Micro‑transaction model

We have applied a micro‑transaction model in the United States and Canada since June 2007. Game users buy points which enable them to buy game items in the price range between US$ 0.05 and US$ 25. The following table sets forth Gravity Interactive’s published basic pricing for points of Ragnarok Online in the United States and Canada as of December 31, 2020.

The VIP service fee model, a premium service model, was introduced in April 2011 and was ceased in December 2020. New VIP Items, which are purchased in the cash shop are serviced from January 2021.

Points	Retail Price
1,100 points	US$	10.00
1,650 points		15.00
2,875 points		25.00
4,600 points		40.00
6,000 points		50.00
9,000 points		75.00
12,000 points		100.00

Taiwan, Hong Kong and Macau

Micro‑transaction model

We have been directly providing Ragnarok Online in Taiwan, Hong Kong and Macau since June 15, 2016. We apply a micro-transaction model for users in Taiwan, Hong Kong and Macau which enables them to buy game items in the price range between NT$ 1 and NT$ 449. For purchases in currencies other than the NT dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. The following table sets forth our basic pricing for points of Ragnarok Online in Taiwan, Hong Kong and Macau as of December 31, 2020.

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

Taiwan, Hong Kong and Macau

For Ragnarok M: Eternal Love in Taiwan, Hong Kong and Macau, we apply a micro-transaction model, including a Gatcha system, for users in these markets, which enables them to buy game items in the price range between NT$ 30 and NT$ 1,000 as of December 31, 2020.

For Ragnarok X: Next Generation in Taiwan, Hong Kong and Macau, we apply a micro-transaction model, including a Diamond system, for users in these markets, which enables them to buy game items in the price range between NT$ 170 and NT$ 3,290 as of December 31, 2020.

For purchases in currencies other than the NT dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as MyCard.

Korea

For Ragnarok M: Eternal Love in Korea, we have applied a micro‑transaction model, including a Gatcha system, in Korea since March 2018. Game users buy virtual game items in the price range between Won 5,500 and Won 119,000 as of December 31, 2020. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems.

For Ragnarok Origin in Korea, we have applied a micro‑transaction model, including a Gatcha system, in Korea since July 2020. Game users buy virtual game items in the price range between Won 1,200 and Won 119,000 as of December 31, 2020. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems.

Southeast Asia, North and South America and Oceania, and Europe

We have applied a micro-transaction model including a Gatcha system for Ragnarok M: Eternal Love in Southeast Asia since October 2018, in North and South America and Oceania since January 2019 and Europe since October 2019. Game users in Southeast Asia buy virtual game items in the price range between US$ 0.99 and US$ 99.99 and game users in North and South America and Oceania and Europe buy virtual game items in the price range between US$ 1.99 and US$ 99.99 as of December 31, 2020. For purchases in currencies other than the U.S. dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. Users pay through credit cards, wire and/or bank transfers, mobile payment, or online payment systems such as PayPal.

Japan

For Ragnarok M: Eternal Love in Japan, we have applied a micro‑transaction model including a Gatcha system in Japan since June 2019. Game users buy virtual game items in the price range between JPY 120 and JPY 10,000 as of December 31, 2020. Users pay through credit cards, wire and/or bank transfers, mobile payment or online payment systems.

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

Game development

Our game development department is divided into two categories of development teams: one is dedicated to online games and the other is dedicated to mobile games. As of December 31, 2020, we employed a total of 164 game developers. We have developed Ragnarok Online, Ragnarok Online II, Requiem and some social network games and mobile games, such as Ragnarok Online: Uprising Valkyrie in-house. In order to remain competitive, we are focusing our in‑house game development efforts on enhancing the game experience and on developing new games incorporating the latest technologies (including software improving the communication and interaction between players).

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

We licensed Ragnarok Online to Dream Square, a game developer in China, in May 2013, which led to the development of Ragnarok Prequel and Ragnarok Prequel II, a Web browser-based game. See ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Online games— Ragnarok Prequel and Ragnarok Prequel II.” We also signed a license and development agreement with the same developer in January 2015 to grant the developer the right to use the contents of Ragnarok Online to develop two mobile games, which was revised in March 2016 to grant the developer the exclusive right to develop mobile games and web games based on the contents of Ragnarok Online and distribute such games in China for five years from March 25, 2016. Such license and development agreement led to the development of Ragnarok R, RO: Idle Poring, Ragnarok M: Eternal Love, Ragnarok H5, Ragnarok Origin and Ragnarok X: Next Generation. See ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Mobile games.”

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

We entered into an agreement with Electronics Extreme Ltd., a game developer and publisher in Thailand, in February 2017 and allowed Electronics Extreme Ltd. to use the contents of Ragnarok Online to develop one mobile game and publish the game in Thailand, the Philippines, Singapore and six other Asian countries. This license and development agreement led to the development of Ragnarok Battle Academy.

Moreover, we license existing intellectual property from third parties for developing new games. In September 2008, we entered into a license agreement with Iconic Entertainment to develop Pororo Games, an IPTV game, based on a popular Korean television animation series “Pororo: The Little Penguin.” Pororo Games has been commercially offered since September 2009. In November 2015, we entered into another licensing agreement with Iconic Entertainment, which allowed Gravity to develop and publish games for various platforms based on Pororo: The Little Penguin. In January 2018, we entered into a licensing agreement with CJ ENM Corporation or “CJ ENM” to develop and publish an IPTV Game based on CJ ENM’s animation series “The Haunted House.” In January 2018, we entered into a game development agreement with Doyeon Games to outsource the development of “The Haunted House” IPTV game. The game was launched in May 2019 in Korea. In May 2020, we entered into an agreement with National Basketball Association (“NBA”) and National Basketball Players Association (“NBPA”) to obtain the right to develop and publish a NBA licensed game.

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

We conduct a variety of marketing programs and online and offline events to target potential subscribers accessing the Internet from home. Our main marketing efforts include advertising on Web site portals and game magazines, conducting online promotional events, participating in trade shows, and entering into promotional alliances with Internet service providers. We spent Won 30,084 million (US$ 27,699 thousand) on advertising and promotions in 2020, compared with Won 14,948 million in 2019.

We frequently organize in‑game events, such as card exchange events for our users. We also host “fortress raid” events, which we believe encourage the development of virtual communities among our users and increase user interest in our games. We also host from time to time in‑game tournaments in which users can compete against each other either as a team or individually. In addition, we use in‑game events to introduce users to new features of our games. We organized 344 and 238 in‑game events for Ragnarok Online users in 2020 and 2019, respectively.

Due to COVID-19, a majority of in-person game events were canceled in 2020 and most of our marketing activities were conducted online. In June 2020, we held a Ragnarok Origin press conference at Seoul, Korea, which was attended by approximately 60 media outlets. A conference video was also released online and was watched by over 3,000 viewers. At the showcase, introductory information on Ragnarok Origin was presented and a subsequent Q&A was carried out.

In most of our overseas markets, marketing activities are principally conducted by our licensees and typically consist of advertising on Web site game portals and online game magazines and through television commercials, as well as hosting online and offline promotional events. The licensees are responsible for the costs associated with such advertising and promotional activities. For example:

•

In February 2020, Gravity Communications, our subsidiary in Taiwan, held a new Ragnarok IP game showcase online with Bahamut Ltd., one of the biggest gaming news outlets in Taiwan. The event was watched by about 14,496 users on YouTube. The event focused on communicating with our users and introducing our new Ragnarok IP games to be released.

•

From July to August 2020, GungHo Online Entertainment, Inc., our licensee responsible for publishing Ragnarok M: Eternal Love in Japan, held an in-game event to celebrate Ragnarok M: Eternal Love’s first anniversary. The event, which was attended by approximately 43,449 game users, featured contents from the YouTube channel of Hanae Natsuki, a famous voice actor, including an in-game portrayal of her likeness.

•

From August to October 2020, Electronics Extreme Ltd., our licensee that publishes Ragnarok Online in the Philippines, Singapore and Malaysia held a Ragnarok MSP Championship event online. This tournament event was watched by over 6,500 users online and the champion was awarded US$ 18,000 of prize money.

•

In September 2020, Gravity Game Link, our subsidiary in Indonesia, held a live streaming show on YouTube and Facebook to celebrate Ragnarok Online’s first anniversary. The event was viewed by about 1,345 users on Facebook and 325 users on YouTube. The event focused on communicating with our users and collecting their opinions about Ragnarok Online.

•

From September to October 2020, Gravity Game Tech, our subsidiary in Thailand, held The First War Championship tournament online, which was viewed by about 30,000 people. The highest scored guilds from each server of Ragnarok Online have tournament battles and the final battle was live streamed online.

•

In October 2020, Gravity Communications, our subsidiary in Taiwan, held a Ragnarok X: Next Generation Halloween day event in Taipei City, Taiwan. Approximately 1,000 people attended the event which was designed to inform and promote the newly launched game, Ragnarok X: Next Generation. During the event, the organizers held a press conference and a photoshoot event.

•

From November to December 2020, X.D. Global Limited, who is responsible for marketing Ragnarok M: Eternal Love in Southeast Asia, North and South America, Oceania and Europe, hosting an online livestream event to conquer the 100th floor of the Endless Tower with new game characters depicting the top three livestreamers in Thailand. The highlights reel of the event, made available on YouTube, was viewed by approximately 600 people.

Our licensees are selected in part on the basis of their marketing capabilities, including the size and scope of their distribution networks. Also, in more strategic markets where we anticipate considerable growth such as the United States or Taiwan or Thailand, we believe that it is important to enhance our own direct publishing network for game services.

GAME SUPPORT AND CUSTOMER SERVICE

We are committed to providing superior customer service to our users directly and through our licensees. As of December 31, 2020, 44 employees were game masters, or persons who are in charge of testing, updating and providing server maintenance for our games, as well as dealing with customer complaints, 23 employees were members of our domestic customer service team and 21 employees were members of our overseas customer support team.

In Korea, we provide customer service for our online and mobile games through bulletin boards of the Web sites of our online and mobile games, call centers, email, facsimile and at our walk‑in customer service center. Our bulletin boards of the Web sites of our online and mobile games allow our customers to post questions to, and receive responses from, other users and our support staff. In our overseas markets, our licensees administer customer service through varying combinations of bulletin boards of the Web sites of our online and mobile games, call centers, email and facsimile, with assistance from time to time from our overseas customer support staff.

In addition to providing customer service to our users, our customer service staff also collects user comments with respect to our games and generate daily and weekly reports for our management and operations that summarize important issues raised by users as well as how such issues have been addressed.

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

We maintain our server hardware in a single climate‑controlled facility at KT Mokdong Internet Computing Center at 233‑5 Mokdong‑ro, Yangcheon‑gu, Seoul, Korea and our other system hardware in our offices in Seoul. As of December 31, 2020, our server network for our online game operations in Korea consisted of a total of 157 servers, including 77 physical servers and 80 physical servers through the server virtualization technology we have adopted since July 2011, which allows one physical server to be divided into multiple virtual servers, each of which functions individually as a complete and independent server.

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

Competition in the online game industry

Currently, the leading providers of online games globally, based on the number of peak concurrent users, include Korea-based companies such as NCSoft Corporation, Krafton, Inc., Nexon Co., Ltd. and Smilegate as well as foreign-based companies such as Epic Games, Inc., Riot Games, Inc., Activision Blizzard, Inc. and MediaTonic according to data available from various public sources.

PlayerUnknown’s Battlegrounds of PUBG Corporation, Fall Guys: Ultimate Knockout of MediaTonic, Crossfire of Smilegate, League of Legends of Riot Games, Inc. and Fortnite of Epic Games, Inc. are some of the most popular online games both in Korea and globally.

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

We compete with companies that specialize in developing and/or distributing mobile games including leading Korea-based publishers such as NCSoft Corporation, Nexon Co., Ltd., Netmarble Corp. and Kakao Games Corp. as well as foreign publishers such as Tencent Holdings Ltd., NetEase Inc., Activision Blizzard, Inc., Sony Interactive Entertainment Inc. and BANDAI NAMCO Entertainment.

PlayerUnknown’s Battlegrounds, Lineage M, Free Fire, Pokemon Go, Honour of Kings and Fate/Grand order are some of the most popular mobile games both in Korea and globally.

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

We are the registered owner of 22 registered software copyrights to 15 games: Ragnarok Online, Ragnarok Online II, R.O.S.E. Online, Requiem, Ragnarok Violet, Ragnarok Angel Poring, Ragnarok Online—Uprising: Valkyrie, Arcturus, Pucca Racing, W Baseball, Dragonica, Dragon Saga, Ragnarok Online Zero, Ragnarok Spear of Odin and Triple Chain, each of which has been registered with the Korea Copyright Commission. As of December 31, 2020, we owned 129 registered domain names, including our official Web site and domain names registered in connection with each of the games we offer. We had 771 registered discrete trademarks at patent and trademark offices in 52 countries as of December 31, 2020. We registered with the Korea Intellectual Property Office, registered copyrights covering 13 game characters and six online game business model patents, in each case as of December 31, 2020.

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

Korea

The Korean game industry and online and mobile game companies operating in Korea are subject to the following laws and regulations:

The Personal Information Protection Act

The Personal Information Protection Act (“PIPA”) was enacted on March 29, 2011 and went into effect on September 30, 2011. PIPA’s scope covers anyone dealing with personal information in the private and public sectors. An amended version of PIPA, enacted February 4, 2020 (which came into effect on August 5, 2020) now also includes Special Provisions for Personal Information Processing by Information and Communication Network Providers (the “Special Provisions”), which used to be previously covered in the Act on Promotion of Information and Telecommunications Network Utilization and Information Protection, etc. (the “Information Protection Act”).

If a person’s personal information is collected or used, or provided to a third person, such person’s consent should be obtained. However, under the amended PIPA of February 4, 2020 (which came into effect on August 5, 2020), the consent of such persons does not have to be obtained if (i) it is deemed reasonable for the purpose of collecting information, (ii) no adverse consequences are incurred to such persons and if (iii) measures such as encryptions are taken as necessary to secure safety. Furthermore, the Special Provisions state that personal information may be collected and used without the consent of such persons (i) when the information is necessary for the performance of an information and communication network service contract, but is clearly difficult to obtain under usual procedures due to economic and/or technical reasons, or (ii) if the information is necessary in order to charge the fees incurred by the provision of information and communication network service.

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

Following the continued occurrence of personal information leakage incidents, PIPA was amended on July 24, 2015 (which came into effect on July 25, 2016) to strengthen personal information protection measures and supplement remedial methods for users by strengthening punishment on personal information processors and introducing a statutory damage compensation system. According to the amended PIPA, a user may claim for statutory damage compensation up to Won 3 million in case of loss, theft or leakage of his/her personal information under management by personal information processors.

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

The Act on Promotion of Information and Communications Network Utilization and Information Protection, Etc., or Information Protection Act

Previously, the Information Protection Act was silent on mobile application developers’ access to personal information of application users, and such application users typically consented to such access as they would otherwise not be permitted to use the mobile application services. However, the Information Protection Act was amended on March 22, 2016 (which came into effect on September 23, 2016) to require mobile application developers to distinguish between information that is critical to provision of material components of the application services and information that is not critical, and clearly explain to each user why access to such critical information is necessary when the developers’ request such user to provide consent for such developer’s access to the data stored on such user’s smart phone. Moreover, a mobile application developer may not refuse to provide services based on a user’s refusal to provide access to his or her information which is not critical to provision of the application services.

While the current Information Protection Act also includes provisions on matters regarding personal information protection, all such provisions are deleted from the amended version of the Information Protection Act as of February 4, 2020 (which came into effect on August 5, 2020) and integrated into the amended PIPA as of February 4, 2020 (which came into effect on August 5, 2020).

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

Copyright Act

The Copyright Act grants certain protections to general works and computer program works. In connection with computer program works, the Copyright Act provides for restrictions on software copyrights, reverse analysis of computer programs and the establishment of the exclusive right to issue computer programs as a special case apart from other kinds of works.

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

The Act on Promotion of the Game Industry, or Game Act

Under the Game Act, which became effective on April 20, 2007, online games are classified into four categories: “suitable for users of all ages,” “suitable for users 12 years of age or older,” “suitable for users 15 years of age or older” and “suitable for users 18 years of age or older.” The 15 years of age or older category was added between the 12 years of age and 18 years of age categories to increase ratings flexibility. Ragnarok Online has been classified as “suitable for users 12 years of age or older.” The Game Act includes the definition of the term “speculative game.” A speculative game refers to a game that permits betting and offers monetary loss or profit that is determined by chance. Elements that may cause a game to be considered a speculative game include the existence of game money used as a means for betting or purchasing game items (items used within the game for progression in the game) that become the subject of exchange with real money. The Supreme Court Decision No. 2009Do12117 rendered on February 25, 2010 provided that a ‘speculative game’ under the Game Act, should be carried out in accordance with the contents and method prescribed under Article 2, (1-2) of the Game Act, and further, that the term refers to a gaming device or tool which directly provides money, prize or other financial profit or incurs loss on the game user via a payment tool installed on the gaming device or tool depending on the results of the game. Although the Game Act’s definition of speculative games and the Supreme Court decision are intended to provide clarity for the determination of whether a game is deemed speculative or not, because our games involve transactions with game items, we have had to take measures to ensure that we are in compliance with the new rules. Such measures include distributing a game after a rating review is conducted by the Game Rating and Administration Committee, or a self-rating review is conducted in respect of such game in accordance with the Article 21-2 of the Game Act.

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

If the Game Rating and Administration Committee determines that the game is speculative, it can refuse to classify such game, in which case the game will be prohibited. According to Article 1-2 of the Enforcement Decree of the Game Act, any games in which money or items of value are collected from a multiple number of persons and profits or losses are allocated based on winnings or losses determined by chance fall under speculative games. According to Article 16-2 of the Enforcement Decree of the Game Act, so long as certain guidelines are followed, a provision of a gift equivalent to a customer price of Won 10,000 or less, with respect to games that are classified as “suitable for users of all ages,” is not deemed to be an act that encourages gambling.

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

Meanwhile, Article 2-2 of the Telecommunications Business Act, which was amended on December 24, 2018, established a new application clause for overseas activities which may have an impact on the Korean market or users, and such amendment took effect on January 1, 2021.

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

Regulations on Welfare and Rights of Children and Youths

Online game and mobile game operators should comply with a five-category game rating system, established under the Protection of Children and Youths Welfare and Rights Act and the Regulations of Game Software Rating Management, as amended on January 20, 2021 and May 23, 2019, respectively. The categories include: “Restricted”, “Parental Guidance 15”, or “PG-15”, “Parental Guidance 12”, or “PG-12”, “Protected” and “General Public.” The ratings are registered with the Digital Game Rating Committee, or the “DGRC”, and such registration should be filed by the entity selling the game software or operating the game with license, or by the other entity supplying the game to users, prior to the launch of the game for public review and reference. Entities selling, operating with license, renting, disseminating, or displaying the game software or providing software for downloads should mark such classification on the packaging of the game software or next to the link to such game software.

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

Personal Data Protection Act B.B. 2562 (2019)

The Personal Data Protection Act B.E. 2562 (2019) (“PDPA”) was announced in the Royal Gazette on 27 May 2019. and became effective on 28 May 2019 (except for certain provisions on personal data protection, rights of personal data owner, petition, civil liabilities and penalties, which were originally due to become effective on 28 May 2020). However, due to the unpreparedness in many aspects, on 19 May 2020, the cabinet approved a Royal Decree that postpones the enforcement of the PDPA for 22 business industries for another one year, making the new effective date of the PDPA 1 June 2021. “Computer, communication, and digital business”, and “commercial businesses” are included in such 22 categories.

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

However, despite the postponement, the Ministry of Digital Economy and Society has issued an announcement stating that a data controller must implement data security measures, at the minimum, in accordance with the standards described in such announcement. Such standards include, implementing organizational, administrative and technological security measures to safeguard the integrity and the confidentiality of personal data etc. Nonetheless, due to some technicality matters, the enforceability of the announcement is still debatable and doubtful.

Lastly, note that despite having been postponed for one year already, in early April 2021, there are reports that the Ministry of Digital Economy and Society is pondering a deferral of the enforcement of the PDPA until the end of 2021 due to the fact that no single sub-regulation has been issued to actualize the enforcement of the PDPA. Furthermore, the appointment of the members of the Personal Data Protection Committee has been consistently delayed. However, the Ministry of Digital Economy has not made an official statement about this delay yet. It, therefore, expects the PDPA will be fully effective by June 2021.

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

Regulations on Sound Upbringing of Minors

In Japan, Internet and game software content is generally regulated at the local, rather than the national, level. Many local governments have ordinances regarding the sound upbringing of minors, which empower competent authorities to designate game software as detrimental to the sound upbringing of minors and prohibit the sale or distribution to minors of such designated game software. In addition, the Computer Entertainment Rating Organization, or “CERO,” a nonprofit organization, offers rating services for home‑use games, including online and mobile games. Game developers may request a rating for their game software from CERO, which will then review such software and assign one of the following five ratings: “suitable for users of all ages,” “suitable for users 12 years old or older,” “suitable for users 15 years old or older,” “suitable for users 17 years old or older,” and “suitable only for users 18 years old or older.” Ratings are based on, among other factors, the degree of sex, violence, anti‑social expression, language and ideology related expressions in the game software content. Once a rating is assigned, the relevant game software must prominently display such rating.

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

Privacy Policy Requirements

Online privacy policies are generally only required for Web sites that collect information from children or that collect certain information from the residents of certain states, such as California, Connecticut and Delaware. For other jurisdictions and types of information, online privacy policies are considered a good practice, but not necessarily required. Any company that does publish a privacy policy is obligated, however, to comply with its terms or risk being found to have engaged in a deceptive practice. The FTC and some state laws require that a posted privacy policy conspicuously and accurately disclose their user data collection and disclosure practices, including informing a business’ customers and users of the categories of personal information that are collected, describing how that personal information is used and shared with third parties, and explaining how users may change or update such information and opt out of its collection and use. In addition to possible statutory fines or penalties, an operator may be directly liable to its customer or users if it fails to comply with its posted privacy policy, if such noncompliance harms the users. Moreover, the FTC has initiated numerous investigations and imposed significant civil penalties in several cases involving alleged failures by companies to comply with the representations made in their online privacy policies and/or adequately disclose the companies’ actual practices in such policies. Settlement agreements with the FTC frequently include twenty years of privacy audits and mandated revisions to the business’ privacy practices, and can include civil penalties. In general, privacy policies are also expected and in certain circumstances required in the mobile application context, including in relation to the collection and use of precise geolocation and mobile device identifier data. Because of the sensitive nature of data that can be collected through mobile applications, mobile application developers should post a privacy policy accessible through the application or the application store, provide just‑in‑time disclosures, obtain affirmative express consent when collecting sensitive information such as children’s data, or engaging in certain tracking activities, and use enhanced measures or special notices to alert users to unexpected data use cases to follow best recommended practices from the FTC and State Attorneys General as well as certain requirements recently imposed by state law and mobile application store platform terms. The FTC has increased its scrutiny of mobile platforms and mobile applications and brought several consent decrees against application developers in recent years relating to misleading privacy disclosures, the over‑collection of data from a user’s mobile device, and the collection of information from children under the age of 13 in violation of COPPA. FTC enforcement actions relating to the failure to properly disclose and obtain valid consent to data collection, use, and sharing may result in a settlement requiring a business to delete all information that was improperly collected and used, as well as any benefits generated from such information including enhancements to AI algorithms or machine learning models. Further, mobile application store platforms have increased their requirements and scrutiny of mobile applications available through their platforms, and failure to comply with mobile application store requirements can result in a mobile application’s removal from the mobile application store. Recently, mobile location data sales and mobile apps that contain third-party location gathering software development kits (SDKs) have come under significant scrutiny by Federal lawmakers investigating the practice of law enforcement, national security and other government agencies purchasing device location data from commercial data brokers for use in law enforcement investigations.

Business Impact and Liability Arising from New and Evolving Privacy and Data Security Laws and Regulations

Existing privacy and data security-related laws and regulations in the United States are evolving and are subject to potentially differing interpretations, and various U.S. federal and state legislative and regulatory bodies may expand or enact new privacy and data security-related laws and regulations. For example, the state of California enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which came into effect on January 1, 2020, and which introduces and enhances consumer rights for California residents and disclosure obligations relating to how personal information (which is defined broadly under the CCPA) is processed. In certain circumstances, the CCPA provides a California resident the right to direct a business not to sell his or her personal information or to delete his or personal information, as well as the right to access his or her personal information or to request certain details about how a business processes his or her personal information. The CCPA also provides children’s personal information heightened protection by prohibiting businesses from selling the personal information of a California resident whom the business has actual knowledge is less than 16 years of age unless the business receives affirmative authorization from the resident between the age of 13 and 16, or from his or her parent or guardian, if the individual is less than 13 years of age. Though the CCPA has been in effect for over a year, changes continue to be made to the CCPA’s implementing regulations. Additionally, California recently enacted the California Privacy Rights Act of 2020 (the “CPRA”), which significantly amended the CCPA and is set to become fully operative on January 1, 2023. Of note, the CPRA expands the CCPA’s right to opt out and the obligation for businesses to obtain affirmative authorization for personal information of children less than 16 years of age to include not only the selling of personal information but also the sharing of personal information for cross-context behavioral advertising purposes. Outside of California, the Commonwealth of Virginia recently enacted the Virginia Consumer Data Protection Act (the “VCDPA”), which also has an effective date of January 1, 2023. Similar to the CPRA, the VCDPA grants Virginia residents a broader right to opt out of the processing of personal information for purposes of targeted advertising, the sale of personal data, and profiling in furtherance of decisions that produce legal or similarly significant effects concerning the consumer, and also prohibits businesses from processing sensitive data (which is defined to include precise geolocation data and personal data collected from a known child younger than 13 years of age) without obtaining the consumer’s consent. Other state legislature and the U.S. Congress are also considering comprehensive privacy and data security laws, adding complexity to the regulatory and compliance environment in the United States. Major industries we rely on (like the online advertising industry) are undergoing significant change to address these legal and regulatory developments, new platform rules, evolving consumer expectations, and in anticipation of further regulation. In this rapidly changing legal environment, our business may experience disruption in its ability to process certain consumer data, earn revenue from advertising inventory and obtain new users and subscribers of our games, and our operations may be further impacted if other states in the U.S. adopt similar laws or if a comprehensive federal privacy and data security law is enacted.

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

By submitting a game to the ESRB and using an ESRB rating, a video game publisher must agree to adhere to advertising and packaging guidelines for the rated game, such as using appropriate advertising content and not targeting any advertisement for a game rated “Teen,” “Mature” or “Adults only” to consumers for whom the product is not rated as appropriate. The ESRB’s Advertising Review Council has been granted the oversight and enforcement authority for compliance with the advertising guidelines. The ESRB may enforce sanctions against game producers for failing to label their product properly, including fines up to US$ 1 million, and/or product recall. Games that are digitally available via download may be taken down for incomplete content disclosures. Although submitting a game to the ESRB is voluntary, some retailers may be reluctant to sell games without an ESRB rating.

The United States Federal Trade Commission, or the “FTC,” may also take action with respect to improper ratings pursuant to its broad authority to prohibit fraudulent, deceptive, or unfair business practices.

The ESRB has rated our games as follows: Requiem is rated “Mature,” Ragnarok Online is rated “Teen” and Dragon Saga is rated “Everyone 10+.”

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

Web sites or online services subject to COPPA must therefore obtain verifiable parental consent before engaging in online advertising that involves tracking of children under the age of 13. The Web site operator must also post and obtain parental consent to a clear online privacy policy that provides notice of what information is collected from children, how the information is used, and a list of third parties with which the operator may share or sell the child’s information. The privacy policy must give parents the choice to determine whether the child’s information can be shared with third parties, provide parents access to the child’s information, and offer parents the opportunity to delete any collected information. If the company permits third party advertising networks to use persistent identifiers to serve advertisements, those advertising networks must be informed that the site or service is directed towards children and the company must ensure that parental consent covers such collection, sharing, and use. Moreover, the operator must establish and maintain reasonable procedures to protect the confidentiality, security and integrity of any personal information collected from children under 13 years of age. COPPA also prohibits conditioning a child’s participation in a game on the child disclosing more personal information than is reasonably necessary to participate in such activity. COPPA authorizes the FTC and the State Attorneys General to bring actions against Web site operators to enforce the statute, and provides for penalties of up to US$ 43,792 per violation. A recent 2019 enforcement action resulted in civil penalties of US$ 170,000,000, the largest civil penalty ever imposed under COPPA. Recent legislative efforts to amend COPPA and the initiation of the FTC’s regulatory review process to update the agency’s COPPA Rule implementing the statute may further impact our operations to the extent they involve the collection of information from children.

Liability Arising from User Speech and Conduct

Section 230 of the Communications Decency Act of 1996, or the “CDA,” provides limited protection to interactive computer services, such as an online game service, from liability for publishing information posted or provided by others, such as the users of an online game service. The protections of the CDA, however, do not immunize interactive computer services from criminal liability under United States Federal law (e.g., obscenity or child pornography), for infringement of intellectual property law, or any state laws that are not inconsistent with the CDA. Additionally, Section 230 of the CDA is considered somewhat controversial, leading to several State law proposals seeking to limit the protections offered by the CDA by introducing legislation to carve out protection in cases of violations of state criminal law or child prostitution. Thus far, no such law has been enacted or upheld. Congress or the courts could continue to narrow or change the application of Section 230 of the CDA, in which case online game service operators, such as the Company, could face increased potential liability for certain speech or conduct by the users on their online game service. Recent events in the United States have increased focus on potential reform for Section 230 of the CDA.

ITEM 4.C.  ORGANIZATIONAL STRUCTURE

The following is our organizational structure:

Note:

(1)	On January 4, 2021, Gravity Game Hub PTE., Ltd., a 100%-owned subsidiary in Singapore, was incorporated.

ITEM 4.D.  PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2020, our property and equipment mainly consisted of (i) game engines, (ii) network servers, (iii) PCs and (iv) right–of-use assets. As of December 31, 2020, the net book value of our property and equipment was Won 7,695 million (US$ 7,085 thousand).

Korea

Our principal executive and administrative offices are located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea. We currently occupy 92,660 square feet of office space, which we lease from National IT Industry Promotion Agency, pursuant to an amendment agreement we entered into on January 1, 2021, amending our lease agreement dated December 31, 2016. The lease expires on December 31, 2022. The annual lease payment amounts to Won 770 million (US$ 709 thousand). The offices of Gravity NeoCyon, our 99.53% owned subsidiary, are located at 12F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea. Gravity NeoCyon currently occupies 19,871 square feet of office space, subleased from us. The annual lease payment amounts to Won 120 million (US$ 110 thousand). We believe that the existing facilities of Gravity and Gravity NeoCyon are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

The United States

The office of Gravity Interactive, our wholly‑owned subsidiary in the United States, is located at 7001 Village Drive, Suite 150, Buena Park, California 90621. Gravity Interactive currently occupies 6,111 square feet of office space, leased from a third party. The annual lease payment amounts to Won 187 million (US$ 172 thousand). We believe that the existing facilities of Gravity Interactive are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

Taiwan

The office of Gravity Communications, our wholly‑owned subsidiary in Taiwan, is located at 14th Floor, No. 335 Ruiguang Road, Neihu District, Taipei City. Gravity Communications occupies 11,704 square feet of office space leased from a third party. The annual lease payment amounts to Won 252 million (US$ 232 thousand). Until January 2021, the office of Gravity Communications was located at Suite 6, 3F, No. 88, Ruihu St., Neihu District, Taipei City. This previous office occupied 7,839 square feet of office space leased from a third party, and the annual lease payment amounted to Won 31 million (US$ 28 thousand). We believe that the existing facilities of Gravity Communications are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

Japan

The office of Gravity Game Arise Co., Ltd. (“Gravity Game Arise”), our wholly‑owned subsidiary in Japan, is located at 3-14-4, Chuo-ku Kyobashi, Tokyo. Gravity Game Arise currently occupies 4,693 square feet of office space, leased from a third party. The annual lease payment amounts to Won 167 million (US$ 154 thousand). We believe that the existing facilities of Gravity Game Arise are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

Indonesia

The office of Gravity Game Link, our 70%‑owned subsidiary in Indonesia, is located at Jl. Arteri Pos Pengumben No. 8 RT. 05 / RW. 08, Sukabumi Selatan, Kebon Jeruk, RT.5/RW.8, Sukabumi Sel., Kec. Kb. Jeruk, Kota Jakarta Barat, Daerah Khusus Ibukota Jakarta. Gravity Game Link currently occupies 2,014 square feet of office space, leased from a third party. The annual lease payment amounts to Won 57 million (US$ 52 thousand). We believe that the existing facilities of Gravity Game Link are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

Thailand

The office of Gravity Game Tech, our wholly‑owned subsidiary in Thailand, is located at 139 Sethiwan Tower 19 Floor, Pan Rd, Silom, Bang Rak, Bangkok. Gravity Game Tech currently occupies 4,006 square feet of office space, leased from a third party. The annual lease payment amounts to Won 84 million (US$ 77 thousand). We believe that the existing facilities of Gravity Game Tech are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

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

ITEM 5.A.  OPERATING RESULTS

OVERVIEW

We are a leading developer and distributor of online games and mobile games in Thailand, Taiwan, Korea and the Philippines based on the number of peak concurrent users. Our headquarters is in Korea, and we are incorporated under the laws of Korea. Our revenues have been and continue to be driven primarily by our first game, Ragnarok Online, and other games developed based on the content of Ragnarok Online, particularly the mobile games Ragnarok M: Eternal Love, Ragnarok Origin and Ragnarok X: Next Generation which represented 43.6%, 17.1% and 7.8% in our total revenues in 2020, respectively. Our future growth and profitability will be determined by our ability to enhance the features on our existing games and introduce new games with characters, features and functions that gain market acceptance and following.

In 2020, our revenues increased by 12.5% to Won 405,953 million (US$ 373,768 thousand) from Won 360,967 million in 2019. We recorded a net profit attributable to owners of the parent company of Won 62,703 million (US$ 57,731 thousand) in 2020 as compared to a net profit attributable to owners of the parent company of 39,876 million in 2019. Our gross profit margin increased to 41.1% in 2020 from 26.4% in 2019. Our operating profit margin was 21.8% in 2020 with an operating profit of Won 88,368 million (US$ 81,362 thousand) in 2020 as compared to an operating profit margin of 13.5% in 2019.

The increase in revenues in 2020 was primarily due to increased mobile games revenues from Ragnarok Origin in Korea and Ragnarok X: Next Generation in Taiwan, Hong Kong and Macau, and increased online games revenue from Ragnarok Online in Thailand

Our cost of revenues for 2020 decreased as compared to 2019 mainly due to decreased commissions paid for mobile services in Southeast Asia, North and South America and Oceania. Our operating expenses for 2020 increased as compared to 2019 mostly due to increased advertising expense, research and development expenses, salaries and commission paid. Our revenue trend will continue to be materially affected in the future by the popularity of online and mobile games introduced by our competitors.

Our corporate income tax rate in 2020 was 22%.

Revenues

We have applied IFRS 15 Revenue from Contracts with Customers on January 1, 2018, the date of initial application.

We derive, and expect to continue to generate, most of our revenues from online games (subscription and micro-transaction revenue generated in the countries and markets where our games are offered by us, royalties and license fees paid by our licensees in our overseas markets) and from mobile games (royalties and license fees paid by our licensees in our overseas markets and micro-transaction revenue). Our revenues can be classified into the following three categories:

•	online games;
•	mobile games; and
•	other revenue.

As our revenue from mobile games takes more significant portion of our total revenue, we presented each revenue stream for both online and mobile games.

Online games

Revenue from micro-transaction and subscription

At the end of the reporting period, we defer the total amount of remaining virtual currency as we have the obligation to refund for remaining virtual currency.

For consumable in-game virtual items, the related revenue is recognized when the in-game virtual item is consumed. We defer the revenue for remaining amounts of virtual items owned by active users within the estimated user life cycle at the end of the reporting period. For periodic in-game virtual items, the related revenue is recognized ratably over the effective period. We defer the revenue for remaining effective period. For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. We defer the revenue for remaining period of estimated user life cycle at the end of the reporting period.

We recognize online subscription revenue as game users make use of in-game premium features. Subscription revenue comes from subscription fee for internet cafés. Prepaid subscription fees from internet cafés are deferred and recognized as revenue monthly based on actual hours used.

Revenue from royalties and license fees

In connection with our online and mobile games, we enter into license agreement in connection with the right to access the intellectual property, such as game character images and stories. We believe that the agreement is a promise to provide a right to the customer to access the related IP because we will undertake activities that significantly affect the intellectual property to which the customer has rights, the rights granted by the license directly expose the customer to any positive or negative effects of our activities, and those activities do not result in the transfer of a good or a service to the customer as those activities occur. Therefore, our performance obligations in connection with these agreements are satisfied over time.

Since the nature of the license promise is to provide customers with access to the intellectual property of us during the license period, our performance obligation corresponds to the performance obligation satisfied over time, and revenue is recognized over the license period. We recognize revenue for the license fee through the straight-line method during the contract period, and for the running royalty revenue, the revenue is recognized on an accrual basis at the time the revenue distribution is established in accordance with the terms of the contract. When the running royalty revenue based on the contractual royalty rate and the actual revenue of the licensee exceeds the ratably recognized minimum guarantee, the excess amount is then recognized as revenue and accounts receivable.

Mobile games

Revenue from micro-transaction

Mobile game users purchase virtual currency that can be used to purchase in-game items. We have no refund obligation after the game users purchase virtual currency.

At the end of the reporting period, we defer the revenue for the remaining virtual currency possessed by active paying users within the estimated user life cycle.

For consumable in-game virtual items, revenue is recognized when the in-game virtual item is consumed. We defer the revenue for remaining amount of virtual items possessed by active users within the estimated user life cycle at the end of the reporting period. For periodic in-game virtual items with effective period, revenue is recognized ratably over the effective period. We defer the revenue for remaining effective period. For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. We defer the revenue for remaining period of estimated user life cycle at the end of the reporting period.

Revenue from royalties and license fees

In connection with our online and mobile games, we enter into license agreement in connection with the right to access the intellectual property, such as game character images and stories. We believe that the agreement is a promise to provide a right to the customer to access the related IP because we will undertake activities that significantly affect the intellectual property to which the customer has rights, the rights granted by the license directly expose the customer to any positive or negative effects of our activities, and those activities do not result in the transfer of a good or a service to the customer as those activities occur. Therefore, our performance obligations in connection with these agreements are satisfied over time.

Since the nature of the license promise is to provide customers with access to the intellectual property of us during the license period, our performance obligation corresponds to the performance obligation satisfied over time, and revenue is recognized over the license period. We recognize revenue for the license fee through the straight-line method during the contract period, and for the running royalty revenue, the revenue is recognized on an accrual basis at the time the revenue distribution is established in accordance with the terms of the contract. When the running royalty revenue based on the contractual royalty rate and the actual revenue of the licensee exceeds the ratably recognized minimum guarantee, the excess amount is then recognized as revenue and accounts receivable.

Other revenue

Other revenue consists of revenue from sales of console games, game character merchandise, animation and other services, including website development and operation services for third parties. Revenues from development and operation services for third parties are recognized over time by measuring progress towards complete satisfaction of a performance obligation. The progress is measured by reference to the costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract.

The following table sets forth a breakdown of revenues by type of revenue and the percentage of total revenue for the periods indicated:

	Year Ended December 31,
Revenue Type	2020			2020(1)		2019			2018
		(In millions of Korean Won and thousands of US$, except percentages)
Online games
Subscription and micro-transaction revenue	~~W~~	76,110	18.7%	US$	70,076	~~W~~	30,751	8.5%	~~W~~	25,897	9.0%
Royalties and license fees		13,435	3.3		12,370		11,571	3.2		13,556	4.7
Subtotal		89,545	22.0		82,446		42,322	11.7		39,453	13.7

Mobile games
Micro-transaction revenue		251,960	62.1		231,984		279,255	77.4		234,991	81.9
Royalties and license fees		46,364	11.4		42,688		22,648	6.3		4,498	1.6
Subtotal		298,324	73.5		274,672		301,903	83.7%		239,489	83.5

Other revenue		18,084	4.5		16,650		16,742	4.6		7,828	2.8
Total	~~W~~	405,953	100.0%	US$	373,768	~~W~~	360,967	100.0%	~~W~~	286,770	100%

Notes:

(1)

For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,086.11 to US$ 1.00, the noon buying rate in effect on December 31, 2020 as certified by the Federal Reserve Bank of New York for customs purposes.

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

Payments to Mr. Myoung‑Jin Lee amounted to Won 1,851million (US$ 1,705 thousand) for 2020 and Won 1,333 million for 2019. This agreement expires in January 2033.

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

Foreign currency effects

In 2020, 72.9% of our revenues were denominated in foreign currencies, primarily in the NT Dollar, the Thai Baht, the Philippines Peso and the U.S. Dollar.

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

As of December 31, 2020 and 2019, we had no foreign currency forward contracts outstanding. See ITEM 11. “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK—foreign currency risk.”

Income tax expenses

See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR REGULATORY ENVIRONMENT—Adverse changes in the withholding tax rates in the countries from which we receive license fees and royalties and adverse changes in ability to realize deferred tax assets could adversely affect our net profit.” and ITEM 5.A. “OPERATING RESULTS—CRITICAL ACCOUNTING POLICIES—Deferred taxes.”

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

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

Deferred revenue-micro transaction

We sell virtual currency and in-game virtual items that can be used in online and mobile games to game users. For each game in each country, we estimate and apply the game user's life cycle in order to recognize revenue generated by micro-transactions. The game user's life cycle is estimated based on the average period from the game user's first payment date to the last access date for active paying game users. We consider a game user as an active user if the period between the time of the user’s most recent access of the game and the end of reporting period equals or is shorter than the estimated game users’ life cycle. For remaining virtual currency, and in-game virtual items that active users own at period-end, the related revenue is deferred considering whether the virtual currency is refundable and items’ attributes. We estimate the user’s life cycle by analyzing game users’ activity patterns such as payment and access and it periodically reviews if there is any change of these estimates.

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

In 2020, we recorded impairment losses of Won 1,571 million (US$ 1,446 thousand) in non-financial assets.

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

As of December 31, 2020, we have recognized deferred tax assets related to temporary differences, tax loss carryforward and tax credit carryforwards, which can be utilized based on the likelihood of future taxable income.

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

Our CODM does not review any information regarding total assets on an operating segment basis, and accordingly, no disclosure is made with respect thereto. We assess the performance an operating segment based on its operating profit or loss, which does not differ from the operating profit reported on the Statement of Comprehensive Income except for inter-segment transactions. The following information is available for each business segment for the years ended December 31, 2020, 2019 and 2018.

	2020
	Revenue		Depreciation Amortization		Operating profit(2)
	(In millions of Korean Won)
Online	~~W~~	107,949	~~W~~	1,609	~~W~~	45,115
Mobile		336,326		1,823		42,493
Others		22,333		1,488		510
Sub total		466,608		4,920		88,118
Inter-segment eliminations(1)		(60,655)		—		250
Total	~~W~~	405,953	~~W~~	4,920	~~W~~	88,368

	2019
	Revenue		Depreciation Amortization		Operating profit(2)
	(In millions of Korean Won)
Online	~~W~~	48,182	~~W~~	1,401	~~W~~	7,754
Mobile		346,878		1,145		38,655
Others		19,352		1,107		562
Sub total		414,412		3,653		46,971
Inter-segment eliminations (1)		(53,445)		—		1,692
Total	~~W~~	360,967	~~W~~	3,653	~~W~~	48,663

	2018
	Revenue		Depreciation Amortization		Operating profit(loss)(2)
		(In millions of Korean Won)
Online	~~W~~	41,288	~~W~~	238	~~W~~	4,286
Mobile		257,364		473		24,795
Others		9,526		715		1,086
Sub total		308,178		1,426		30,167
Inter-segment eliminations (1)		(21,408)		(12)		3,201
Total	~~W~~	286,770	~~W~~	1,414	~~W~~	33,368

(1)	Inter-segment eliminations are reflected as adjustments.
(2)

Other profit or loss items that do not constitute operating profit (loss) are not separately disclosed because they are not reviewed by the chief operating decision maker by operating segment. See “—RESULTS OF OPERATIONS: 2020 COMPARED TO 2019—Segment Results”.

New standards and interpretations not yet adopted by us

Certain new accounting standards and interpretations that have been published but are not mandatory for the annual reporting period commencing January 1, 2020 have not been early adopted by us. For a further description of the methods used in the preparation of our consolidated financial statements and new standards and amendments not yet adopted, see Note 4 to our financial statements.

RESULTS OF OPERATIONS: 2020 COMPARED TO 2019

The following table summarizes our results of operations for the periods indicated:

	Years Ended December 31,
	2020		2020(1)		2019		% Changes
		(In millions of Korean Won and thousands of US$, except percentages)
Statements of Comprehensive Income
Revenues:
Online games	~~W~~	89,545	US$	82,446	~~W~~	42,322	111.6%
Mobile games		298,324		274,672		301,903	(1.2)
Other revenue		18,084		16,650		16,742	8.0
Total revenues		405,953		373,768		360,967	12.5
Cost of revenues		239,045		220,093		265,788	(10.1)
Gross profit		166,908		153,675		95,179	75.4
Gross profit margin(2)		41.1%		41.1%		26.4%
Operating expenses:
Selling, general and administrative expenses		(62,400)		(57,453)		(36,873)	69.2
Research and development		(15,034)		(13,842)		(9,503)	58.2
Other income		658		606		353	86.4
Other expenses		(1,764)		(1,624)		(493)	257.8
Total operation expenses		78,540		72,313		46,516	68.8
Operating profit		88,368		81,362		48,663	81.6
Operating profit margin(3)		21.8%		21.8%		13.5%
Finance income (costs)
Finance income		3,476		3,200		4,187	(17.0)
Finance costs		(3,833)		(3,529)		(1,594)	140.5
Profit before income tax		88,011		81,033		51,256	71.7
Income tax expenses		25,455		23,437		11,526	120.8
Profit for the year		62,556		57,596		39,730	57.5
Other comprehensive income(loss)
Items that maybe subsequently reclassified to income or loss
Foreign currency translation adjustments		(1,319)		(1,214)		136	N/M
Total comprehensive income for the year		61,237		56,382		39,866	53.6
Profit (loss) attributable to:
Owners of the Parent Company	~~W~~	62,703	US$	57,731	~~W~~	39,876	57.2
Non-controlling interest(4)		(147)		(135)		(146)	0.7
Total comprehensive income attributable to:
Owners of the Parent Company	~~W~~	61,384	US$	56,517	~~W~~	40,012	53.4
Non-controlling interest(4)		(147)		(135)		(146)	0.7

N/M = not meaningful

Notes:

(1)

For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,086.11 to US$ 1.00, the noon buying rate in effect on December 31, 2020 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)	Gross profit margin for each period is calculated by dividing gross profit by total revenue for each period.
(3)	Operating profit margin for each period is calculated by dividing operating profit by total revenue for each period.
(4)

Represents the non‑controlling interest in Gravity NeoCyon, a 96.1%‑held subsidiary acquired in December 2005, which increased to 98.7% in August 2018, to 99.2% in August 2019 and to 99.5% in April 2020, and Gravity Game Link, a 70%-held subsidiary acquired in February 2019.

Revenues

Our total revenues increased by 12.5% to Won 405,953 million (US$ 373,768 thousand) in 2020 from Won 360,967 million in 2019, primarily due to:

•

a 111.6% increase in revenue from online games to Won 89,545 million (US$ 82,446 thousand) in 2020 from Won 42,322 million in 2019. The increase in revenues from online game was mostly due to increased revenues from the re-launch of Ragnarok Online in Thailand on May 28, 2020.

•

a 1.2% decrease in revenues from mobile games to Won 298,324 million (US$ 274,672 thousand) in 2020 from Won 301,903 million in 2019. This decrease was mainly due to decreased revenues from Ragnarok M: Eternal Love in Southeast Asia, North America, South America, Oceania, Japan and Korea due to increased competition and weak demand for the game. The decrease was partially offset by increased revenues from Ragnarok Origin, which launched in Korea on July 7, 2020 and Ragnarok X: Next Generation which launched in Taiwan, Hong Kong and Macau on October 15, 2020.

•

an 8.0% increase in other revenue to Won 18,084 million (US$ 16,650 thousand) in 2020 from Won 16,742 million in 2019, which was mainly attributable to increased revenues from Gravity NeoCyon’s website development and operation services for third parties.

Cost of revenues

Our cost of revenues decreased by 10.1% to Won 239,045 million (US$ 220,093 thousand) in 2020 from Won 265,788 million in 2019, primarily due to:

•

an 11.2% decrease in commission paid to Won 214,380 million (US$ 197,383 thousand) in 2020 from Won 241,480 million in 2019, which was mainly due to decreased commissions paid in connection with mobile platform service fees, royalty payments and outsourcing fees for game services related to Ragnarok M: Eternal Love. The decrease was partially offset by increased commissions paid for mobile platform service fees, royalty payments related to Ragnarok Origin and royalty payments related to Ragnarok X: Next Generation

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 75.4% to Won 166,908 million (US$ 153,675 thousand) in 2020 from Won 95,179 million in 2019. Our gross profit margin increased to 41.1% in 2020 from 26.4% in 2019 due to increased revenue from Ragnarok Online in Thailand.

Operating expenses

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 69.2% to Won 62,400 million (US$ 57,453 thousand) in 2020 from Won 36,873 million in 2019, primarily due to:

•

a 101.3% increase in advertising expenses to Won 30,084 million (US$ 27,699 thousand) in 2020 from Won 14,948 million in 2019, mainly due to the launch of Ragnarok Origin in Korea in July 2020; the re-launch of Ragnarok Online in Thailand in May 2020; the launch of Ragnarok Tactics in Southeast Asia in January 2020, in Taiwan, Hong Kong and Macau in February 2020, in Korea in March 2020 and globally in June 2020; and the launch of the Labyrinth of Ragnarok in Thailand and Indonesia in December 2020;

•

a 91.8% increase in commission paid to Won 13,928 million (US$ 12,824 thousand) in 2020 from Won 7,262 million in 2019, which was mostly related to the payment of gateway fees for Ragnarok Online in Thailand; and

•	a 36.1% increase in salaries to Won 11,761 million (US$ 10,829 thousand) in 2020 from Won 8,643 million in 2019, primarily resulting from an increase in the number of employees.

Research and development. Our research and development expenses increased by 58.2% to Won 15,034 million (US$ 13,842 thousand) in 2020 from Won 9,503 million in 2019, mainly due to an increase in development expenses for mobile games.

Other expenses. We had Won 1,571 million (US$ 1,446 thousand) in impairment losses on intangible assets and other non-current assets in 2020, compared to impairment losses on intangible assets and other non-current assets of Won 486 million in 2019, which mostly consisted of impairment losses on intangible assets in relation to Dark Eden and other non-current assets in relation to Dark Eden, Latale and Sacred Blade.

Operating profit and operating profit margin

As a result of the cumulative effects of the reasons stated above, we recorded an operating profit of Won 88,368 million (US$ 81,362 thousand) in 2020, compared to operating profit of Won 48,663 million in 2019, and our operating profit margin was 21.8% and 13.5% in 2020 and 2019, respectively.

Net finance income (costs)

We recorded net finance costs of Won 357 million (US$ 329 thousand) in 2020, compared to a net finance income of Won 2,593 million in 2019. Net finance income (costs) includes primarily interest income and foreign currency gain (loss).

Income tax expenses

We recorded an income tax expense of Won 25,455 million (US$ 23,437 thousand) in 2020, compared to an income tax expense of Won 11,526 million in 2019. Our effective tax rate increased from 22% in 2019 to 29% in 2020 primarily due to increased operating profit.

Non‑controlling interest

Non‑controlling interest represents the net loss from Gravity NeoCyon, our 99.5%‑held subsidiary and net loss from Gravity Game Link, our 70%-held subsidiary, attributable to third-party minority interest holders. We acquired 96.1% of the voting equity of Gravity NeoCyon in 2005, increased our ownership in Gravity NeoCyon to 98.7% in August 2018, and increased our ownership in Gravity NeoCyon to 99.2% in August 2019 and increased our ownership in Gravity NeoCyon to 99.5% in April 2020. We acquired 70% of the voting equity of Gravity Game Link in February 2019.

Profit attributable to owners of the parent company

As a result of the foregoing, we recorded profit attributable to owners of the parent company of Won 62,703 million (US$ 57,731 thousand) in 2020 compared to profit attributable to owners of the parent company of Won 39,876 million in 2019.

Segment Results

Our net revenues from online game operations, prior to adjusting for inter-segment transactions, was Won 107,949 million (US$ 99,390 thousand) in 2020, which was a 124.0% increase from Won 48,182 million in 2019. This was mainly due to increased revenues related to Ragnarok Online in Thailand. Our net revenue from mobile game operations was Won 336,326 million (US$ 309,661 thousand) in 2020, which was a 3.0% decrease from Won 346,878 million in 2019. This was mainly due to decreased revenues from Ragnarok M: Eternal Love in Southeast Asia, North and South America and Oceania, Japan and Korea.

Prior to adjusting for inter-segment transactions, we recorded an operating profit of Won 45,115 million (US$ 41,538 thousand) from online game operations in 2020, which was an increase of 481.8% from Won 7,754 million in 2019, resulting mainly from increased revenue from Ragnarok Online in Thailand. Also, our operating profit from mobile game operations was Won 42,493 million (US$ 39,124 thousand) in 2020, which was an increase of 9.9% from Won 38,655 million in 2019, resulting mainly from increased revenues from Ragnarok Origin in Korea and Ragnarok X: Next Generation in Taiwan.

RESULTS OF OPERATIONS: 2019 COMPARED TO 2018

	2019		2018		% Changes
	(In millions of Korean Won, except percentages)
Statements of Comprehensive Income
Revenues:
Online games	~~W~~	42,322	~~W~~	39,453	7.3%
Mobile games		301,903		239,489	26.1
Other revenue		16,742		7,828	113.9
Total revenues		360,967		286,770	25.9
Cost of revenues		265,788		210,044	26.5
Gross profit		95,179		76,726	24.1
Gross profit margin(1)		26.4%		26.8%
Operating expenses:
Selling, general and administrative expenses		(36,873)		(34,820)	5.9
Research and development		(9,503)		(8,018)	18.5
Other income		353		122	189.3
Other expenses		(493)		(642)	(23.2)
Total operation expenses		46,516		43,358	7.3
Operating profit		48,663		33,368	45.8
Operating profit margin(2)		13.5%		11.6%
Finance income (costs)
Finance income		4,187		2,073	102.0
Finance costs		(1,594)		(1,002)	59.1
Profit before income tax		51,256		34,439	48.8
Income tax expenses		11,526		3,053	277.5
Profit for the year		39,730		31,386	26.6
Other comprehensive income(loss)
Items that maybe subsequently reclassified to income or loss
Foreign currency translation adjustments		136		178	(23.6)
Total comprehensive income for the year		39,866		31,564	26.3
Profit (loss) attributable to:
Owners of the Parent Company	~~W~~	39,876	~~W~~	31,443	26.8
Non-controlling interest(3)		(146)		(57)	156.1
Total comprehensive income attributable to:
Owners of the Parent Company	~~W~~	40,012	~~W~~	31,621	26.5
Non-controlling interest(3)		(146)		(57)	156.1

N/M = not meaningful

(1)	Gross profit margin for each period is calculated by dividing gross profit by total revenue for each period.
(2)	Operating profit margin for each period is calculated by dividing operating profit by total revenue for each period.
(3)

Represents the non-controlling interest in Gravity NeoCyon, a 96.1% held subsidiary acquired in December 2005, which increased to 98.7% in August 2018 and to 99.2% in August 2019 and Gravity Game Link, a 70%-held subsidiary acquired in February 2019.

Revenues

Our total revenues increased by 25.9% to Won 360,967 million in 2019 from Won 286,770 million in 2018, primarily due to:

•

a 26.1% increase in mobile games revenue to Won 301,903 million in 2019 from Won 239,489 million in 2018. This increase was mainly attributable to increased revenues from Ragnarok M: Eternal Love which was launched in Southeast Asia in October 2018, in North and South America and Oceania in January 2019 and in Japan in June 2019. Such increase was partially offset by decreased revenues from Ragnarok M: Eternal Love in Taiwan and Korea due to increased competition and weak demand for the game.

•

a 7.3% increase in online games revenue to Won 42,322 million in 2019 from Won 39,453 million in 2018, which was mainly due to increased revenues from Ragnarok Online in Taiwan and the launch of Ragnarok Prequel II in Taiwan in June 2019. Such increase was partially offset by decreased revenue from Ragnarok Prequel in Taiwan and Ragnarok Online in Thailand resulting from increased competition and weak demand for the game; and

•

a 113.9% increase in other revenue to Won 16,742 million in 2019 from Won 7,828 million in 2018, which was mainly attributable to increased revenues from Gravity NeoCyon’s website development and operation services for third parties.

Cost of revenues

Our cost of revenues increased by 26.5% to Won 265,788 million in 2019 from Won 210,044 million in 2018, primarily due to:

•

a 27.8% increase in commission paid to Won 241,480 million in 2019 from Won 188,944 million in 2018, which was mainly due to increased commissions paid for service fees of mobile platforms, royalty payments and outsourcing fees for game services related to Ragnarok M: Eternal Love; and

•	a 14.6% increase in salaries to Won 12,620 million in 2019 from Won 11,014 million in 2018, primarily resulting from an increase in the number of employees.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 24.1% to Won 95,179 million in 2019 from Won 76,726 million in 2018. Our gross profit margin decreased to 26.4% in 2019 from 26.8% in 2018 due to increased fees and commissions related to our services of Ragnarok M: Eternal Love.

Operating expenses

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 5.9% to Won 36,873 million in 2019 from Won 34,820 million in 2018, primarily due to:

•	a 22.1% increase in salaries to Won 8,643 million in 2019 from Won 7,080 million in 2018, primarily resulting from an increase in the number of employees;
•	a 26.8% increase in commission paid to Won 7,262 million in 2019 from Won 5,727 million in 2018, which was mostly related to payment of gate way fees for Ragnarok Online in Taiwan; and

Such increase was partially offset by:

•

a 13.4% decrease in advertising expenses to Won 14,948 million in 2019 from Won 17,263 million in 2018 mainly due to a decrease in advertising expenses for Ragnarok M: Eternal Love in Korea which commercially launched in March 2018, and offset by advertising expenses in 2019 mainly due to the launch of Ragnarok H5 in Korea in September 2019, the launch of The Color of Dream Fantasy, Latale in Japan in October 2019, the launch of Ragnarok Tactics in Thailand in November 2019, Ragnarok Click H5 globally in November 2019 and participation in G-Star 2019 in November 2019.

Research and development. Our research and development expenses increased by 18.5% to Won 9,503 million in 2019 from Won 8,018 million in 2018, mainly due to increases in development expenses for mobile games.

Other expenses. We had Won 486 million in impairment loss on intangible assets and other non-current assets in 2019, compared to impairment loss on intangible assets of Won 623 million in 2018, which mostly consisted of impairment loss on intangible assets of Blood War M and other non-current assets of Burst and Dawn Break.

Operating profit and operating profit margin

As a result of the cumulative effects of the reasons stated above, we recorded an operating profit of Won 48,663 million in 2019, compared to operating profit of Won 33,368 million in 2018, and our operating profit margin was 13.5% and 11.6% in 2019 and 2018, respectively.

Net finance income (costs)

We recorded a net finance income of Won 2,593 million in 2019, compared to a net finance income of Won 1,071 million in 2018. Net finance income (costs) includes primarily interest income and foreign currency gain (loss).

Income tax expenses

We recorded an income tax expense of Won 11,526 million in 2019, compared to an income tax expense of Won 3,053 million in 2018. Our effective tax rate increased from 9.0% in 2018 to 22% in 2019 primarily due to the utilization of previously unrecognized deferred tax asset, Won 5,347 million in 2018, while no such utilization occurred in 2019.

Non‑controlling interest

Non‑controlling interest represents the net loss from Gravity NeoCyon, our 99.2%‑held subsidiary and net loss from Gravity Game Link, our 70%-held subsidiary, attributable to third-party minority interest holders. We acquired 96.1% of the voting equity of Gravity NeoCyon in 2005, increased our ownership in Gravity NeoCyon to 98.7% in August 2018, and increased our ownership in Gravity NeoCyon to 99.2% in August 2019. We acquired 70% of the voting equity of Gravity Game Link in February 2019.

Profit attributable to owners of the parent company

As a result of the foregoing, we recorded profit attributable to owners of the parent company of Won 39,876 million in 2019 compared to profit attributable to owners of the parent company of Won 31,443 million in 2018.

Segment Results

Our net revenue from online game operations, prior to adjusting for inter-segment transactions, was Won 48,182 million in 2019, which was a 16.7% increase from Won 41,288 million in 2018. This was mainly due to increased subscription revenues from Ragnarok Online and Ragnarok Prequel II in Taiwan. Our net revenue from mobile game operations was Won 346,878 million in 2019, which was 34.8% increase from Won 257,364 million in 2018. This was mainly due to increased revenues from Ragnarok M: Eternal Love in Southeast Asia, North and South America and Oceania and Japan.

Prior to adjusting for inter-segment transactions, we recorded an operating profit of Won 7,754 million from online game operations in 2019, which was an increase of 80.9% from Won 4,286 million in 2018, resulting mainly from increased revenue from Ragnarok Online in Taiwan. Also, our operating profit from mobile game operations was Won 38,655 million in 2019, which was an increase of 55.9% from Won 24,795 million in 2018, resulting mainly from increased revenues from Ragnarok M: Eternal Love.

ITEM 5.B.  LIQUIDITY AND CAPITAL RESOURCES

Liquidity

The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
		2020	2020(1)		2019		2018
	(In millions of Korean Won and thousands of US$)
Cash and cash equivalents at beginning of year	~~W~~	79,428	US$	73,131	~~W~~	86,051	~~W~~	39,095
Net cash inflow from operating activities		69,856		64,318		26,371		35,972
Net cash inflow (outflow) from investing activities		(36,049)		(33,191)		(32,526)		10,823
Net cash inflow (outflow) from financing activities		(2,547)		(2,345)		(1,686)		(197)
Effect of exchange rate changes on cash and cash equivalents		(56)		(52)		1,218		358
Net increase (decrease) in cash and cash equivalents		31,204		28,730		(6,623)		46,956
Cash and cash equivalents at end of year	~~W~~	110,632	US$	101,861	~~W~~	79,428	~~W~~	86,051

Note:

(1)

For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,086.11 to US$1.00, the noon buying rate in effect on December 31, 2020 as certified by the Federal Reserve Bank of New York for customs purposes.

Prior to the commercial launch of Ragnarok Online in August 2002, our principal sources of liquidity were cash from equity financing and incurrence of debt. Following the commercial launch of Ragnarok Online, our principal sources of liquidity have been cash flows from our operating activities and the proceeds from our initial public offering of ADSs in February 2005. As of December 31, 2020, we had approximately Won 110,632 million (US$ 101,861 thousand) in cash and cash equivalents. Our cash and cash equivalents primarily consist of bank deposits with a maturity of three months or less at the time of purchase and money market instruments where the underlying securities have a maturity of three months or less. Net cash used in investing activities has consisted primarily of increase in short-term financial instruments, purchases of intangible assets, property and equipment. Our net property and equipment increased from Won 6,663 million as of December 31, 2019 to Won 7,695 million (US$ 7,085 thousand) as of December 31, 2020 mainly due to increased right-of-use assets. Our intangible assets increased from Won 1,717 million as of December 31, 2019 to Won 3,363 million (US$ 3,096 thousand) as of December 31, 2020 due to the acquisition of intangible assets during 2020.

Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We invest our cash in bank deposits and short‑term financial instruments which primarily consist of money market instruments with maturities of one year or less. Our short‑term financial instruments increased from Won 39,500 million as of December 31, 2019 to Won 71,000 million as of December 31, 2020. The increase in our short-term financial instruments in 2020 primarily resulted from the conversion of cash and cash equivalents into short-term financial instruments.

We generate cash primarily through revenues from micro transactions, royalties and license fees in relation to our mobile games, as well revenues from subscriptions and micro-transactions, royalties and license fees from our online games in various countries as described in ITEM 5.A. “OPERATING RESULTS—OVERVIEW—Revenues.” The level of popularity of our games in the marketplace is a key factor in how much cash we can generate. Most of our cash disbursements relate to costs such as salaries and other overhead costs for game servicing, other selling, general and administrative activities, and R&D activities.

Net cash inflow from operating activities. Net cash inflow from operating activities increased to Won 69,856 million (US$ 64,318 thousand) in 2020 from Won 26,371 million in 2019, which was primarily due to increased net profit as a result of operating activities in 2020. The decrease in net cash inflow from operating activities in 2019 as compared to 2018 was primarily due to increased income tax paid and payment of accounts payable for Ragnarok M: Eternal Love which launched in Southeast Asia in October 2018.

Net cash outflow from investing activities. Net cash outflow from our investing activities in 2020 was Won 36,049 million (US$ 33,191 thousand), compared to Won 32,526 million in 2019. This increase is preliminary due to Won 31,500 million (US$ 29,003 thousand) of net increase of short-term financial instruments compared to net increase of Won 30,000 million of short-term financial instruments in 2019 and increase of purchase of intangible assets. The increase in net cash outflowed by our investing activities in 2019 as compared to 2018 primarily reflected Won 30,000 million of net increase of short-term financial instruments.

Net cash outflow from financing activities. Net cash outflow from financing activities increased to Won 2,547 million (US$ 2,345 thousand) in 2020 from Won 1,686 million in 2019, which was primarily due to increased repayment of lease liabilities. The increase in net cash outflow from financing activities in 2019 as compared to 2018 was also mainly due to increased repayment of lease liabilities.

Capital resources

We generate cash primarily through revenues from mobile games and online games. As our overseas operations are conducted primarily through our subsidiaries and our overseas licensees, our ability to finance our operations and any debt that we or our subsidiaries may incur depends, in part, on the payment of royalties and other fees by our overseas licensees and, to a lesser extent, the flow of dividends from our subsidiaries.

As of December 31, 2020, our primary source of liquidity was Won 110,632 million (US$ 101,861 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities will be sufficient to meet our capital needs through at least the first quarter of 2022. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations.

We expect to have capital expenditure requirements for the ongoing expansion into other markets, including expenditures for expanding and upgrading our existing server equipment continuously, for developing new games internally, for acquiring and publishing third party games, or for investing in enhancing our technological, marketing, distributing and servicing capabilities. We believe that our internal cash flow from operations, together with our cash and cash equivalents, will be sufficient to satisfy our working capital requirements through at least the first quarter of 2022, including our new game development expenditures.

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

Our research and development expenditures were Won 15,034 million (US$ 13,842 thousand), Won 9,503 million and 8,018 million in 2020, 2019 and 2018, respectively. Our research and development expenses increased in 2020 mainly due to an increase in research and development expenses for mobile games.

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

ITEM 5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our contractual cash obligations due by period as of December 31, 2020:

	Payments Due by Period
	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
		(In millions of Korean Won)
Lease obligations	~~W~~	6,395	~~W~~	2,920	~~W~~	2,742	~~W~~	733	~~W~~	—
Purchase obligations		3,310		1,841		903		566		—
Accrued severance benefits		248		248		—		—		—
Total	~~W~~	9,953	~~W~~	5,009	~~W~~	3,645	~~W~~	1,299	~~W~~	—

Long‑term debt obligations. We have financed our operations primarily through cash flows from operations as well as proceeds from our initial public offering of ADSs in February 2005. Therefore, there are currently no long‑term debt obligations.

Lease obligations. With respect to our operating lease obligations, the lease payments due by December 31, 2021 are Won 949 million, Won 202 million, Won 167 million, Won 319 million, Won 103 million, Won 57 million, Won 674 million, Won 247 million, Won 101 million and Won 97 million for our principal offices in Seoul, offices for our subsidiary in the United States, Japan, Taiwan, Thailand and Indonesia, our rental server in Seoul, the United States and Taiwan and our company vehicle, respectively. The lease terms expire in December 2022, December 2024, April 2023, November 2025, July 2022, March 2022, February 2023, October 2021, April 2021 and June 2021, respectively. The renewal terms in all of the leases are subject to market conditions.

Purchase obligations. In February 2020, we entered into an agreement with Lantu Games Ltd. to obtain the rights to publish Tera Classic in Japan. In May 2020, we entered into an agreement with the NBA and NBPA to obtain the right to develop and publish an NBA licensed game. In July 2020, we entered into an agreement with Kadokawa Corporation to obtain the rights to commercialize Sadako IP. In October 2020, we entered into an agreement with Shanghai Taren Network Technology Co., Ltd. to publish The Lord in Southeast Asia, Taiwan, Hong Kong and Macau. As of December 31, 2020, we are to pay the remaining license fees and guaranteed minimum royalties in installments based on the progress of the development of the games.

Accrued severance benefits. Employees and executive officers in Korea with one year or more of service are entitled to receive a lump‑sum payment upon termination of their employment with us based on the length of service and their rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of IAS 19, Employment Benefits. As severance benefits have no specific maturities, they are not allocated to the table that sets forth a summary of our contractual cash obligations due by period as of December 31, 2020.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors and executive officers as of April 29, 2021. The business address of all of our directors and executive officers is our registered office at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea.

Name	Age	Position
Hyun Chul Park	48	Chief Executive Officer and Executive Director
Yoshinori Kitamura	53	Chairman of the Board of Directors and Chief Operating Officer
Heung Gon Kim	55	Chief Financial Officer and Executive Director
Kazuki Morishita	47	Executive Director
Kazuya Sakai	56	Executive Director
Jung Yoo	60	Independent Director
Yong Seon Kwon	63	Independent Director
Kee Woong Park	60	Independent Director

Hyun Chul Park has served as our Chief Executive Officer and Executive Director since March 2011 and was an officer of our corporate management office from May 2009 to March 2011. Mr. Park has also been a Director and a President at Gravity Interactive since November 2014 and March 2021, respectively. He has been a Director and the Chief Operating Officer at Gravity NeoCyon since December 2009 and April 2012, respectively, and was a Director at Gravity Games from October 2010 to March 2018 and Chief Strategy Officer at Gravity NeoCyon from October 2010 to March 2012. He was also a Director at Gravity Game Arise from December 2019 to March 2021 and has been a Director at Gravity Communications since April 2018. He has been a general manager of the GV Business Division (formerly known as International Business Division) at GungHo Online Entertainment, Inc. since September 2007. He worked as a general manager at the Content Producing Department of SEGA Networks (China) Co., Ltd. from July 2005 to September 2007 and as a manager of the Asia Division at SEGA Corporation from April 2004 to July 2005. He was a manager at the Overseas Marketing Team at ActozSoft Co., Ltd. from October 2002 to March 2004 and at Siementech Co., Ltd. from October 2001 to October 2002. He worked as part of the Engineer Team of Toyota Vista Tokyo Co., Ltd. from April 1998 to July 2001. Mr. Park obtained a diploma in Automotive Maintenance from the Tokyo College of Technology, which has since been renamed to the Tokyo College of Automotive Technology.

Yoshinori Kitamura has served as our Executive Director since March 2008, Chief Operating Officer since June 2008 and Chairman of the Board of Directors since April 2011. Mr. Kitamura has also been a Director and Chief Executive Officer at Gravity NeoCyon since October 2008 and since October 2009, respectively. He was the Chief Executive Officer of Gravity Entertainment from March 2008 to December 2019. He has been Chief Executive Officer of Gravity Interactive, Gravity Communications, Gravity Game Link, Gravity Game Tech, Gravity Game Arise and Gravity Game Hub since July 2008, April 2018, February 2019, April 2019, July 2019 and January 2021, respectively. He was also a Director at Gravity Games from October 2010 to March 2018 and a Director at Gravity EU SAS from July 2011 to November 2014. Mr. Kitamura has also been a Director and Executive General Manager of the GV Business Division (formerly known as International Business Division) at GungHo Online Entertainment, Inc. since March 2006 and June 2007, respectively, and was an Executive General Manager of the Marketing Division at GungHo Online Entertainment, Inc. from February 2003 to June 2007. He worked as a Director of GungHo Online Entertainment Korea, Inc. and GungHo Works, Inc. from March 2007 to October 2008 and from March 2008 to June 2008, respectively. Mr. Kitamura was a Director of L5 Games Inc. from July 2008 to its liquidation in August 2008. Mr. Kitamura also worked at NC Japan K.K. as marketing manager from January 2002 to January 2003 and ICC Corporation as business development manager from September 1999 to December 2001. Mr. Kitamura holds a bachelor’s degree in English Language and Literature from Bunkyo University.

Heung Gon Kim has served as our Chief Financial Officer since September 2008, and was elected to be an Executive Director at the annual general meeting of shareholders held in March 2021. Mr. Kim has been the Chief Financial Officer at Gravity Interactive from June 2009 to March 2019 and from May 2019 to March 2021, and has been a Director and a Vice President at Gravity Interactive since March 2011 and March 2021, respectively. Mr. Kim was a liquidator of Gravity Games from March 2018 to September 2018. He was a Director of Gravity Games from October 2010 to March 2018 and Chief Executive Officer of Gravity Games from March 2013 to March 2018. Mr. Kim was a Director of Gravity Entertainment from March 2011 to December 2019. He has been a Director and Chief Financial Officer of Gravity NeoCyon since March 2011 and May 2011, respectively. He has been a Director and Chief Financial Officer of Gravity Communications since April 2018. He has also been a Director of Gravity Game Link, Gravity Game Tech and Gravity Game Arise since February 2019, July 2019 and July 2019, respectively. Mr. Kim also has been a Director and Chief Financial Officer of Gravity Game Hub since January 2021 and March 2021, respectively. He was the general manager of our financial management division and accounting and treasury department from March 2007 to September 2008 and from September 2006 to March 2007, respectively. He also worked as a manager of our accounting team from April 2004 to September 2006. Mr. Kim worked at Modottel, Inc. as accounting team manager from June 2002 to April 2004. Mr. Kim holds a bachelor’s degree in Accounting from Chung‑Ang University.

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

Kee Woong Park has served as our Independent Director since March 2020. Mr. Park has been a Chief Managing Partner of APEX LLC since September 2009. He has been an arbitrator at the Korean Commercial Arbitration Board since June 2002. He has been a director of Kwang-Sung School Foundation since July 2014, a member of Investigation Review Committee of Supreme Prosecutors’ Office since January 2018, and a vice president of Trust Science Institute of Korea since January 2019. He was a visiting scholar at University of British Columbia, Asia Law Center from January 2004 to June 2005 and he completed the train at the Judicial Research & Training Institute on Supreme Court of the Republic of Korea in February 1989. Mr. Park obtained an LL.B. degree from Seoul National University.

Doo Hyun Ryu served as our Independent Director from March 2011 to June 2020.

ITEM 6.B.  COMPENSATION

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2020, the aggregate amount of compensation paid by us to all directors and executive officers was Won 1,137 million (US$ 1,047 thousand). At our general meeting of shareholders held on March 31, 2021, our shareholders approved an aggregate amount of up to Won 1,400 million (US$ 1,289 thousand) as compensation for our directors for 2021.

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

•

Under Korean law, we are not required to have a board of directors composed of a majority of independent directors. Our Board of Directors is currently composed of a total of eight directors, three of whom are independent directors.

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

Each of our directors is elected for a term of one year. However, if a director's term of office ends after the end of a business period but before the convocation of the ordinary shareholders’ meeting concerning the said business period, his or her term of office shall extend until the end of the shareholders’ meeting. If a director's term of office ends after the end of a business period and after the convocation of the ordinary shareholders’ meeting concerning the said business period, his or her term of office shall shorten until the end of the shareholders’ meeting. Directors may serve any number of consecutive terms and may be removed from office at any time by a special resolution adopted at a general meeting of shareholders, which requires approval by the holders of at least two‑thirds of the voting shares present or represented at the meeting and at least one‑third of our total voting shares then issued and outstanding.

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

Audit committee

Our audit committee was established in December 2004. The audit committee currently consists of the following directors: Yong Seon Kwon, Jung Yoo and Kee Woong Park. All of the audit committee members are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence as set forth in Rule 10A‑3(b)(1) of the Exchange Act. All of our independent directors are financially literate and have accounting or related financial management expertise. Our Board of Directors has determined that Yong Seon Kwon is an “audit committee financial expert,” as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes‑Oxley Act. The audit committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. Under the Korean Commercial Code, if a company establishes an audit committee, such company is not permitted to have a statutory auditor. The committee is currently chaired by Yong Seon Kwon.

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

Compensation committee

The compensation committee consists of the following three directors: Kazuki Morishita, Kazuya Sakai and Yong Seon Kwon. One of the three members, Yong Seon Kwon, is an independent director within the meaning of NASDAQ Stock Market Rule 5605(a)(2). This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee is currently chaired by Kazuki Morishita.

ITEM 6.D. EMPLOYEES

As of December 31, 2020, we had 324 full‑time employees (not including employees of our subsidiaries). The total number of employees increased over the course of 2020 mainly due to increase of in-house development employees stemming from the increased number of games launched in 2020 and planned for 2021.

The following table sets forth the number of our employees by department as of the dates indicated:

	December 31,
	2020	2019	2018
Senior management	10	10	9
Finance	19	18	15
Marketing	80	70	58
Game development and support	215	186	167
Total	324	284	249

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

In addition, as of December 31, 2020, our subsidiaries had the number of employees as set forth in the following table:

December 31,
	2020	2019	2018
Gravity Interactive, Inc.(1)	37{4}	33{5}	35{3}
Gravity NeoCyon, Inc.(1)	229{4}	269{4}	264{4}
Gravity Entertainment Corporation(1)	—	—	7{1}
Gravity Communications Co., Ltd. (1)	50{5}	35{5}	32{3}
PT Gravity Game Link(1)	48{6}	29{5}	—
Gravity Game Tech Co., Ltd.(1)	46{6}	21{6}	—
Gravity Game Arise Co., Ltd.(1)	39{4}	20{4}	—
Total	449	407	338

Note:

(1)	The number in {} is the number of employees (who are included in the total number) seconded from Gravity Co., Ltd. to the relevant subsidiary.

None of the employees of Gravity Interactive, Gravity NeoCyon, Gravity Communications, Gravity Game Link, Gravity Game Tech, or Gravity Game Arise is represented by a labor union or covered by a collective bargaining agreement.

We have entered into a standard annual employment contract with most of our officers, managers and employees. These contracts include a covenant that prohibits the relevant officer, manager, or employee from engaging in any activities that compete with our business during, and for six months after, the period of their employment with our company.

Under the severance payment plan that we have established in accordance with the Employee Retirement Benefit Security Act, employees in Korea with more than one year of service with us are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by the number of continuous years of employment. As of December 31, 2020, we provided Won 248 million (US$ 228 thousand) to 172 employees as severance payment, being 100% of our severance liability as of such date.

Pursuant to the Korean National Pension Law, we are required to pay 4.5% of each employee’s standard monthly income to the National Pension Corporation. Our employees are also required to pay 4.5% of their standard monthly income to the National Pension Corporation each month. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. Our employees can receive pension payments upon making a claim when they reach a certain age or lose all or part of their income due to disability, such as by receiving age pension payments when they reach the age of 60 after being registered for the national pension plan for at least 10 years and disability pension payments when a disease or illness acquired during the time they were registered for the national pension plan leaves a disability even after the disease or illness that originally caused the disability is cured. The total amount of contributions we, including our subsidiary in Korea, made to the National Pension Corporation in 2019 and 2020 was Won 849 million and Won 933million (US$ 859 thousand), respectively.

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

•

Stock options may be exercisable by a person who is granted a stock option and has served the Company for two or more years from the date of the special resolution of shareholders granting such stock options; provided, that stock options may be exercised by, or on behalf of, a person that dies, retires or resigns due to any cause not attributable to himself/herself before the completion of such a period of two years;

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

Each stock option confers the right to the grantee to purchase one share of our common stock at the exercise price. On December 24, 2004, our shareholders approved the implementation of our employee stock option plan and the granting of stock options under this plan to our directors, officers and employees. All the stock options granted on December 24, 2004 have expired. There are no stock options exercisable as of December 31, 2020.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.  MAJOR SHAREHOLDERS

The table below sets forth information known to us with respect to the beneficial ownership of our common shares as of April 29, 2021, by each person known to us to own beneficially 5% or more of our common shares based on 6,948,900 common shares outstanding. None of our common shares entitles the holder to any preferential voting rights. Beneficial ownership is determined in accordance with the Exchange Act and the rules and regulations promulgated thereunder and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities.

Name	Number of Shares Beneficially Owned	Percentage Beneficially Owned
GungHo Online Entertainment, Inc.	4,121,737	59.3%

To the best of our knowledge, as of December 31, 2020, approximately 47.5% of our common shares was held in the United States (in the form of ADSs). Also to the best of our knowledge, we had approximately 8,771 beneficial holders of our shares (in the form of ADSs) in the United States as of December 31, 2020. As of the date hereof, our largest shareholder GungHo beneficially owns 59.3% of the voting power of our common shares.

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

Relationship with GungHo Online Entertainment, Inc.

On April 1, 2008, GungHo acquired 3,640,619 shares of our common stock, which was approximately 52.4% of our total shares. On June 23, 2008 and June 24, 2008, GungHo acquired our ADSs representing 450,554.25 and 30,565.25 shares of the Company, respectively. As of April 29, 2021, GungHo beneficially owns approximately 4,121,737 shares of the Company’s common stock, constituting approximately 59.3% of the total issued and outstanding common shares. See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR COMPANY STRUCTURE—GungHo, the licensee of our games in Japan, our principal market in terms of revenues, is our majority shareholder, which gives them control of our board of directors.”

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

In July 2020, we entered into an agreement with GungHo for the service and distribution of Ragnarok Origin in Japan.

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

As of December 31, 2020, 3,297,402 ADSs representing 3,297,402 shares of our common stock were outstanding.

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

The terms of office of the directors shall be one year. However, if a director’s term of office ends after the end of a business period but before the convocation of the ordinary shareholders’ meeting concerning the said business period, his or her term of office shall extend until the end of the shareholders’ meeting. If a director's term of office ends after the end of a business period and after the convocation of the ordinary shareholders’ meeting concerning the said business period, his or her term of office shall shorten until the end of the shareholders’ meeting. Any vacancy of directors shall be filled by an election at a shareholders’ meeting; provided, however, that the vacancy may not necessarily be filled if we have at least three directors (which is our minimum number of directors under Article 32 of our articles of incorporation), and the vacancy does not interrupt performance of directors’ duties. The term of office for a director who is filled by-election shall be the remainder of the predecessor’s term.

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

ITEM 10.C.  MATERIAL CONTRACTS

Since the filing of our annual report on Form 20‑F on April 29, 2020, we have not entered into any material contracts other than in the ordinary course of business and as otherwise described in ITEM 4. “INFORMATION ON THE COMPANY” or elsewhere in this Annual Report.

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

Filing with the Korean Government in Connection with the Issuance of American Depositary Shares

In order for us to issue common shares represented by ADSs in an amount exceeding US$ 30 million, we are required to file a prior report of the issuance with the MOSF through the designated foreign exchange bank. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.

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

Securities Transaction Tax

The Securities Transaction Tax Act provides that a securities transaction tax shall be imposed on the transfer of share certificates or shares. The scope of taxable share certificates includes, with respect to share certificates transferred on or after January 1, 2011, rights arising from the acquisition of shares, shares prior to the issuance of share certificates, preemptive rights and subscription securities issued by corporations established under special laws (e.g., Agricultural Cooperatives Act) and depositary receipts (issued by depository of equity securities in a country other than the country of issuance, which describes the rights related to the relevant deposited securities) pursuant to the Financial Investment Services and Capital Markets Act. However, with respect to the transfer of share certificates listed in overseas securities markets that are similar to the Korean securities market, such as the New York Stock Exchange or the NASDAQ Stock Market, or the transfer of share certificates to an underwriter in order to list such share certificates on foreign stock exchanges, such transfer is not subject to the securities transaction tax. The said Act provides that the types of share certificates that are subject to the securities transaction tax are share certificates issued by a domestic corporation established according to the Commercial Act or a special act, or share certificates or depositary receipts which are issued by a non‑Korean corporation that are listed or registered in the securities market. Therefore, if you transfer common shares in a Korean corporation and the common shares are not listed in the securities market overseas, you will be subject to a securities transaction tax at the rate of 0.43% in case where the transfer is made in 2021 and 2022 (to be reduced to 0.35% for transfer from January 1, 2023).

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

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs and common shares as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for purposes of the current Convention Between the United States of America and the Republic of Korea for the Avoidance of Double Taxation, as amended (the “Tax Convention”), (ii) whose ADSs or common shares are not, for purposes of the Tax Convention, attributable to a permanent establishment in Korea and (iii) who otherwise qualify for the full benefits of the Tax Convention. Except where noted, it deals only with U.S. Holders that hold our ADSs and common shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to U.S. Holders subject to special tax rules, such as:

•	financial institutions;
•	regulated investment companies;
•	real estate investment trusts;
•	tax‑exempt entities;

•	grantor trusts;
•	certain former citizens or residents of the United States;
•	insurance companies;
•	brokers, dealers or traders in securities, commodities or currencies;
•	persons liable for alternative minimum tax;
•	persons required to accelerate the recognition of any item of gross income with respect to our ADSs or common shares as a result of such income being recognized on an applicable financial statement;
•	persons (including traders in securities) using a mark‑to‑market method of accounting;
•	persons that have a “functional currency” other than the U.S. dollar;
•	persons that own (or are deemed to own) 10% or more (by vote or value) of our equity;
•	persons who hold our common shares or ADSs as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction; and
•	entities that are treated as partnerships for U.S. federal income tax purposes.

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

Although we believe that we may not have been a PFIC for taxable years 2017 through 2020, we believe that we were a PFIC for taxable years 2008 through 2016, and we may be a PFIC in 2020 and future taxable years. The determination of whether we are a PFIC depends on particular facts and circumstances (such as the valuation of our assets, including goodwill and intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Such determination is also expected to depend, in part, upon (1) the market price of the ADSs and (2) the composition of our income and assets. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year. Furthermore, if we are treated as a PFIC, and one or more of our subsidiaries are also treated as PFICs, you will generally be subject to the PFIC rules with respect to your indirect ownership of interests in such subsidiaries.

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

“Mark-to-market” Election

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, a shareholder may make an election to include gain on the stock of a PFIC as ordinary income under a mark‑to‑market method, provided that such stock is “regularly traded” on a “qualified exchange.” A “qualified exchange” includes a national securities exchange that is registered with the SEC. Generally, a class of stock is considered regularly traded for any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Under current law, the mark‑to‑market election may be available to U.S. Holders of our ADSs because our ADSs are listed on NASDAQ, which constitutes a qualified exchange as designated in the Code, although there can be no assurance that our ADSs will be “regularly traded” for purposes of the mark‑to‑market election. Our common shares are not expected to be listed on a qualified exchange. Accordingly, the mark‑to‑market election may not be available for U.S. Holders of our common shares. Moreover, the mark‑to‑market election will not in any event be available with respect to your indirect interest in any of our subsidiaries which are PFICs.

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

You should consult your tax advisor regarding the application of the foreign tax credit rules to the mark-to-market regime described above in the event we are a PFIC.

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

As described in “Dividend Policy” above, we do not currently anticipate paying any distributions on our ADSs or common shares in the near future. However, to the extent that there are any distributions made with respect to our ADSs or common shares, the gross amount of distributions on our ADSs or common shares (without deduction for any withholding tax, including amounts withheld as Korean withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includible in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non‑corporate U.S. Holders, certain dividends received from a “qualified foreign corporation” may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation (other than a corporation that is a PFIC in the taxable year in which the dividend is paid or the prior year) that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the current Tax Convention meets these requirements and we believe that we are eligible for benefits under the Tax Convention. A foreign corporation (other than a corporation that is a PFIC in the taxable year in which the dividend is paid or the prior year) is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our common shares generally will not be considered readily tradable for these purposes. Under the U.S. Treasury Department guidance our ADSs, which are currently listed on NASDAQ, will be considered readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in future years. Non‑corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation.

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

Owners of “specified foreign financial assets” with an aggregate value in excess of US$ 50,000 (and in some cases, a higher threshold) may be required to file an information report with the IRS (on IRS Form 8938) with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained with foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained with financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the application of this disclosure requirement to their ownership of our stock.

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

Foreign Currency Risk

We conduct our business primarily in Won, which is also our functional and reporting currency. However, we have exposure to some foreign currency exchange‑rate fluctuations on cash flows from our subsidiary in Taiwan, Thailand, Indonesia and overseas licensees. The primary foreign currencies to which we are exposed are the NT dollar, the Japanese Yen and the U.S. dollar. Fluctuations in these exchange rates may affect our subscription revenues or revenues from license fees and royalties and result in exchange losses and increased costs in Won terms.

As of December 31, 2020, of our total financial assets of Won 40,413 million (2019: Won 15,878 million), we had the U.S. dollar denominated financial assets of Won 31,775 million (2019: Won 9,403 million), the Japanese Yen denominated financial assets of Won 4,099 million (2019: Won 4,854 million), the NT dollar denominated financial assets of Won 4,076 million (2019: Won 1,125 million) and other denominated financial assets of Won 463 million (2019: Won 496 million). As of December 31, 2020, of our total financial liabilities of Won 19,329 million (2019: Won 10,542 million), we had the U.S. dollar denominated financial liabilities of Won 17,099 million (2019: Won 6,696 million), the Japanese Yen denominated financial liabilities of Won 2,092 million (2019: Won 3,621 million), the NT dollar denominated financial liabilities of Won 126 million (2019: Won 214 million) and other denominated liabilities of Won 12 million (2019: Won 11 million). For example, a hypothetical 10% appreciation of the Won against the NT dollar, the Japanese Yen, the U.S. dollar and other foreign currencies, in the aggregate, would reduce our cash flows by Won 2,109 million (2019: Won 534 million).

In 2020, Won 296,058 million (2019: Won 315,694 million) of our revenue was derived from currencies other than the Won: primarily the NT dollar, Won 100,049 million (2019: Won 52,118 million); the Japanese Yen, Won 22,500 million (2019: Won 28,469 million); the U.S. dollar, Won 20,659 million (2019: Won 55,062 million); the Thai Baht, Won 59,086 million (2019: Won 62,043 million); the Philippine Peso, Won 23,690 million (2019: Won 30,951 million); and the Indonesia Rupiah, Won 12,729 million (2019: Won 22,355 million). A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Won in 2020 would have reduced our revenue by Won 23,871 million (2019: Won 25,100 million).

As of April 29, 2021, we had no foreign currency forward contract outstanding. We may in the future enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risks, but we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Korean exchange control regulations that restrict our ability to convert the Won into the U.S. dollar, the Japanese Yen or the Euro under certain emergency circumstances.

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

Credit Risk

Our cash and cash equivalents and short‑term financial instruments are placed with several local financial institutions. Four different financial institutions are holding approximately 23.8%, 15.8%, 14.9% and 13.1% (2019: 19.7%, 19.3%, 18.1% and 15.2% in four different financial institutions, respectively), respectively of our cash and cash equivalents and short term financial instruments. We face a potential credit risk that the financial institutions may become insolvent and be unable to repay our principal and interest in a timely manner. While the management believes such financial institutions are of a high credit quality, it is difficult for us to predict the financial condition of the United States or Korean or Taiwanese or Thai banking sectors and the financial institutions that manage our cash holdings. We may be materially and adversely affected by any widespread failure in the United States or Korean or Taiwanese or Thai banking sectors caused by any economic downturn or volatile financial markets in the future.

The above discussion and the estimated amounts generated from the sensitivity analyses referred to above include “forward‑looking statements,” which assume for analytical purposes that certain market conditions may occur. Accordingly, such forward‑looking statements should not be considered projections by us of future events or losses.

The disclosure for the financial year ended December 31, 2019 related to this item was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in our Form 20-F filed on April 29, 2020.

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act) as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded, because of the material weaknesses described below, that our disclosure controls and procedures as of December 31, 2020 were not effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2020, based upon criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with our management’s evaluation of our internal control over financial reporting described above, our management has identified the following material weaknesses in our internal control over financial reporting as of December 31, 2020.

Material Weaknesses Related to Ineffective Controls over Control Environment and Risk Assessment

We did not properly design and maintain effective controls over the control environment and risk assessment components, which contributed to a material weakness in information technology general controls and other significant deficiencies. As it relates to the control environment, we did not have sufficient and experienced personnel to address the Company’s overall information technology requirements. As it relates to risk assessment, we did not maintain effective controls in relation to third party game operator, specifically related to our mobile game patch development process when a new tool is implemented to the game development environments.

These deficiencies result in lack of controls or ineffective operation of controls at control activity level that are necessary to address the risks of material misstatements in measurement of deferred revenue due to incomplete or inaccurate data from the relevant information technology system. Accordingly, our management has determined these deficiencies in aggregate constitute material weaknesses.

Material Weakness Related to Ineffective Information Technology General Controls (“ITGCs”)

We did not design and maintain effective control over ITGCs for certain mobile game servers that are relevant to measurement of deferred revenue. Specifically, we did not design and maintain effective program change controls by not complying with the relevant processes after implementing new tool in the game development environment, such as, approval of the changes and/or prior approval of migration to live environments.

This information technology deficiency could impact the effectiveness of program production environments, specifically regarding unauthorized and/or inappropriate program changes to those environments. In our case, system-generated reports and data used in deferred revenue calculations could be incomplete and inaccurate, which could result in material misstatement in the financial statements. Accordingly, our management has determined this deficiency constitutes a material weakness.

These material weaknesses could result in the misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Because of the material weaknesses described above, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2020, based upon criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 Framework).

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by KPMG Samjong Accounting Corp., an independent registered public accounting firm, as stated in their report which is included in ITEM 19 of this Annual Report.

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

•

We plan to offer IT-specific training session and strengthen compliance monitoring processes, specifically regarding the evidences of approval of program changes and prior approval of migration to live game environments by the third party game operator.

We will continue to report regularly to the Audit Committee on the progress and results of the remediation plan, including the identification, status and resolution of internal control deficiencies.

We believe these steps will enable us to remediate these material weaknesses. As part of our 2021 assessment of internal control over financial reporting, our management will conduct sufficient testing and evaluation of the controls to be implemented as part of this remediation plan to obtain evidence regarding whether they have been designed and are operating effectively. Until the remediation steps set forth above are fully implemented and operating for a sufficient period of time, the material weaknesses described above will continue to exist.

Remediation of Prior Material Weakness in Internal Control over Financial Reporting.

We previously identified and disclosed in our Annual Report on Form 20-F for the period ended December 31, 2019 material weaknesses in our internal control over financial reporting. We undertook actions during 2020 to remediate the material weaknesses, including the implementation of new controls.

Material Weakness Related to Ineffective Information Technology General Controls (“ITGCs”)

We previously identified a material weakness in the design and maintenance of effective access controls to program and data from the game server by system administrators by allowing the copying and sharing of key restrains and lack of other controls to prevent unauthorized accesses from being detected or averted through the monitoring of access logs. We implemented a “two- step authentication” requirement by system administrators in order to prevent and/or detect unauthorized access through monitoring access logs. In addition to this remediation, we will continue to enhance the monitoring control activity through clear definition of segregation of duty.

Material Weaknesses Related to Ineffective Controls over Control Environment and Risk Assessment

We hired additional experienced knowledgeable personnel and conduct expanded training programs, and strengthened risk monitoring activities, however, based on our evaluation, as of December 31, 2020, these remediation efforts were not sufficient and effective and we continued to identify material weaknesses in this area. Please refer to our discussion in Management’s Annual Report on Internal Control over Financial Reporting.

Changes in Internal Control over Financial Reporting

Other than described above, there have been no other changes in our internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16.C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below sets forth the aggregate fees billed or to be billed by KPMG Samjong Accounting Corp. (“KPMG”), a member firm of KPMG International and our principal accountant for the years ended December 31, 2020 and December 31, 2019, categorized by the types of services provided and a brief description of the nature of such services.

	Years Ended, December 31, 2020 and 2019
Type of Service	2020		2019		Nature of Services
		(In millions of Korean Won)
Audit Fees	~~W~~	1,191	~~W~~	1,079	Audit service for the Company
Audit‑Related Fees		—		—
Tax Fees(1)		117		19
All Other Fees		—		—
Total	~~W~~	1,308	~~W~~	1,098

Notes:

(1)	Tax fees consist of fee for corporate tax return.

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

ITEM 19.  EXHIBITS

(a)	Financial Statements filed as part of this Annual Report

The following financial statements and related notes, together with the reports of an independent registered public accounting firm thereon, are filed as part of this Annual Report:

(b)	Exhibits filed as part of this Annual Report

Exhibit No.	Description
1.1	Articles of Incorporation, amended as of March 31, 2020 (English translation) (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (file no. 000-51138) filed on April 29, 2020)

2.1

Form of Stock Certificate of Registrant’s common stock, par value Won 500 per share (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F‑1 (file no. 333‑122159) filed on January 20, 2005)

2.2

Form of Amended and Restated Deposit Agreement among Registrant, Citibank, N.A., as depositary, and all holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, including the form of American depositary receipt (incorporated by reference to our filing on Form F-6 (file no. 333-227893), filed on October 19, 2018)

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
Date: April 29, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Gravity Co., Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Gravity Co., Ltd. and its subsidiaries (the Group), which comprise the consolidated statements of financial position as of December 31, 2020 and 2019, and the consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2021 expressed an adverse opinion on the effectiveness of the Group’s internal control over financial reporting.

Changes in Accounting Principle

As discussed in Note 4 to the consolidated financial statements, effective January 1, 2019, the Group has changed its method of accounting for leases as a result of adoption of IFRS 16, Leases, using the modified retrospective approach.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of sufficiency of evidence on deferred revenue of mobile games

As discussed in Notes 2 (i), 4 and 13 (4) to the consolidated financial statements, the Group has Korean Won 4,468 million deferred revenue related to mobile games. The Group estimates the life cycle of game users and defers revenue for the remaining virtual currency and items that active users own at period-end. The Group identified a material weakness related to ineffective program change controls for certain mobile game servers as of December 31, 2020. In addition, the Group identified a material weakness related to access to program and data from certain mobile game servers by the system administrator as of December 31, 2019 that continued to be deficient during 2020 although it was not a material weakness as of December 31, 2020. As a result, system-generated reports and data used in deferred revenue calculations could be incomplete and inaccurate, which could result in material misstatement in financial statements.

We identified the evaluation of sufficiency of evidence on deferred revenue of mobile games as a critical audit matter. A high degree of auditor judgment and involvement of professionals with specialized skill and knowledge were required to design and execute the incremental audit procedures and to assess the sufficiency of the procedures performed and evidence obtained due to ineffective controls and the complexity of the Group’s IT environment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the completeness and accuracy of total quantities and amounts of purchases of virtual currency and certain items for which the payments were processed by third-party mobile platforms during the year recorded in the game servers by comparing them to the statements provided by third-party mobile platform providers. We selected a sample of active paying users with the remaining balance of virtual currency as of December 31, 2020 and tested the accuracy of relevant data elements by comparing them with that in the live game servers as of the same date. We also involved IT professionals with specialized skills and knowledge who assisted us in the following:

Assessing the completeness of program changes that could impact the data used in the measurement of deferred revenue by inspecting the log related to shutdowns from game servers and service maintenance notices which are made available to game users on the Group’s websites.

Assessing the impact of program changes on the measurement of deferred revenue by evaluating the program change activities.

We evaluated the collective results of the incremental audit procedures performed to assess the sufficiency of audit evidence on measurement of deferred revenue of mobile games that relied on the impacted mobile game servers.

/s/ KPMG Samjong Accounting Corp.

We have served as the Group’s auditor since 2019.

Seoul, Korea
April 29, 2021

Report of Independent Registered Public Accounting Firm
on Internal Control over Financial Reporting

To the Shareholders and Board of Directors
Gravity Co., Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited Gravity Co., Ltd. and its subsidiaries’ (the Group) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Group, which comprise the consolidated statements of financial position as of December 31, 2020 and 2019, and the consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated April 29, 2021 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to ineffective controls over control environment and risk assessment and ineffective information technology general controls have been identified and included in management’s assessment. The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2020 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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
April 29, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Gravity Co., Ltd.

Opinion on the Financial Statements

We have audited the consolidated statement of comprehensive income, changes in equity and cash flows of Gravity Co., Ltd. and its subsidiaries (the “Company”) for the year ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers

Seoul, KOREA

April 26, 2019

We served as the Company's auditor from 2016 to 2019.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2020 and 2019

	Note	December 31, 2020		December 31, 2019
			(In millions of Korean won)
Assets
Cash and cash equivalents	5, 6, 22	~~W~~	110,632	~~W~~	79,428
Short-term financial instruments	6, 22		71,000		39,500
Accounts receivables, net	6, 7, 13, 22		59,761		32,253
Other receivables, net	6, 7, 22		8		56
Prepaid expenses	13		2,238		1,962
Other current financial assets	6, 22		818		233
Other current assets			2,128		2,431
Total current assets			246,585		155,863
Property and equipment, net	8, 21		7,695		6,663
Intangible assets, net	9		3,363		1,717
Deferred tax assets	18		3,590		7,667
Other non-current financial assets	6, 22		1,324		1,770
Other non-current assets	6		2,815		1,745
Total non-current assets			18,787		19,562
Total assets		~~W~~	265,372	~~W~~	175,425
Liabilities
Accounts payables	6, 22	~~W~~	52,688	~~W~~	37,496
Deferred revenue	13		13,692		10,748
Withholdings			2,851		1,764
Accrued expenses	6, 22		1,365		1,175
Income tax payable	18		9,470		2,618
Other current liabilities	6, 21		2,654		1,986
Total current liabilities			82,720		55,787
Long-term account payables	6		1,402		193
Long-term deferred revenue	13		101		98
Other non-current liabilities	6, 21		3,801		3,576
Deferred tax liabilities	18		—		5
Total non-current liabilities			5,304		3,872
Total liabilities			88,024		59,659
Equity
Share capital	12		3,474		3,474
Capital surplus	12		27,110		27,128
Other components of equity	12		(1,045)		274
Retained earnings	12		147,371		84,668
Equity attributable to owners of the Parent Company			176,910		115,544
Non-controlling interest			438		222
Total equity			177,348		115,766
Total liabilities and equity		~~W~~	265,372	~~W~~	175,425

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2020, 2019 and 2018

	Note	2020		2019		2018
			(In millions of Korean won except per share data)
Revenues	13,23,24	~~W~~	405,953	~~W~~	360,967	~~W~~	286,770
Online games			89,545		42,322		39,453
Mobile games			298,324		301,903		239,489
Other revenue			18,084		16,742		7,828
Cost of revenues	14		239,045		265,788		210,044
Gross profit			166,908		95,179		76,726
Selling, general and administrative expenses	14, 15		(62,400)		(36,873)		(34,820)
Research and development	14		(15,034)		(9,503)		(8,018)
Other income	16		658		353		122
Other expenses	16		(1,764)		(493)		(642)
Operating profit	23		88,368		48,663		33,368
Finance income	6, 17		3,476		4,187		2,073
Finance costs	6, 17		(3,833)		(1,594)		(1,002)
Profit before income tax			88,011		51,256		34,439
Income tax expenses	18		25,455		11,526		3,053
Profit for the year		~~W~~	62,556	~~W~~	39,730	~~W~~	31,386
Other comprehensive income
Items that may be subsequently reclassified to income or loss			—		—		—
Foreign currency translation adjustments			(1,319)		136		178
Total comprehensive income for the year		~~W~~	61,237	~~W~~	39,866	~~W~~	31,564
Profit (loss) attributable to:
Owners of the Parent Company			62,703		39,876		31,443
Non‑controlling interest			(147)		(146)		(57)
Total comprehensive income (loss) attributable to:
Owners of the Parent Company			61,384		40,012		31,621
Non-controlling interest			(147)		(146)		(57)
Earnings per share (in Korean won)
Basic earnings per share	19	~~W~~	9,023	~~W~~	5,738	~~W~~	4,525
Diluted earnings per share	19		9,023		5,738		4,525

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2020, 2019 and 2018

		Attributable to owners of the Parent Company
	Note	Share capital		Capital surplus		Other components of equity		Retained earnings		Total		Non- controlling interest		Total equity
			(In millions of Korean won)
Balance at January 1, 2018		~~W~~	3,474	~~W~~	27,164	~~W~~	(40)	~~W~~	13,962	~~W~~	44,560	~~W~~	(562)	~~W~~	43,998
Total comprehensive income (loss) for the year
Profit (loss) for the year			—		—		—		31,443		31,443		(57)		31,386
Foreign currency translation adjustments	12		—		—		178		—		178		—		178
Total comprehensive income (loss) for the year			—		—		178		31,443		31,621		(57)		31,564
Transaction with owners, recognized directly in equity
Equity transaction			—		(23)		—		—		(23)		13		(10)
Balance at December 31, 2018			3,474		27,141		138		45,405		76,158		(606)		75,552
Balance at January 1, 2019			3,474		27,141		138		45,405		76,158		(606)		75,552
Total comprehensive income (loss) for the year
Profit (loss) for the year			—		—		—		39,876		39,876		(146)		39,730
Foreign currency translation adjustments	12		—		—		136		—		136		—		136
Total comprehensive income (loss) for the year			—		—		136		39,876		40,012		(146)		39,866
Transaction with owners, recognized directly in equity
Equity transaction			—		(13)		—		—		(13)		361		348
Non-controlling interests			—		—		—		(613)		(613)		613		—
Balance at December 31, 2019			3,474		27,128		274		84,668		115,544		222		115,766
Balance at January 1, 2020			3,474		27,128		274		84,668		115,544		222		115,766
Total comprehensive income (loss) for the year
Profit (loss) for the year			—		—		—		62,703		62,703		(147)		62,556
Foreign currency translation adjustments	12		—		—		(1,319)		—		(1,319)		—		(1,319)
Total comprehensive income (loss) for the year			—		—		(1,319)		62,703		61,384		(147)		61,237
Transaction with owners, recognized directly in equity
Equity transaction			—		(18)		—		—		(18)		1		(17)
Changes in interests in subsidiaries			—		—		—		—		—		362		362
Balance at December 31, 2020		~~W~~	3,474	~~W~~	27,110	~~W~~	(1,045)	~~W~~	147,371	~~W~~	176,910	~~W~~	438	~~W~~	177,348

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2020, 2019 and 2018

	Note	2020		2019		2018
		(In millions of Korean won)
Cash flows from operating activities
Cash generated from operations	20	~~W~~	81,735	~~W~~	37,220	~~W~~	42,571
Interest received			1,122		1,605		680
Interest paid			(186)		(277)		—
Income taxes paid			(12,815)		(12,177)		(7,279)
Net cash inflow from operating activities			69,856		26,371		35,972
Cash flows from investing activities
Decrease(Increase) in short‑term financial instruments			(31,500)		(30,000)		13,000
Decrease(Increase) in other non-current financial assets			(856)		(274)		—
Decrease(Increase) in other current assets			—		—		3
Proceeds from disposal of property and equipment	8		3		71		69
Proceeds from disposal of intangible assets	9		—		20		—
Purchase of property and equipment	8		(1,071)		(983)		(1,141)
Purchase of intangible assets	9		(2,625)		(1,360)		(1,108)
Net cash inflow(outflow) in investing activities			(36,049)		(32,526)		10,823
Cash flows from financing activities
Proceeds from capital contribution from non-controlling interests			362		359		—
Repayment of lease liabilities	21		(2,893)		(2,034)		(197)
Payment of share issuance cost			(16)		(11)		—
Net cash outflow in financing activities			(2,547)		(1,686)		(197)
Effect of exchange rate changes on cash and cash equivalents			(56)		1,218		358
Net increase (decrease) in cash and cash equivalents			31,204		(6,623)		46,956
Cash and cash equivalents at beginning of the year			79,428		86,051		39,095
Cash and cash equivalents at end of the year		~~W~~	110,632	~~W~~	79,428	~~W~~	86,051

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General Information

The Parent Company

GRAVITY CO., LTD. (“the Parent Company”) was incorporated on April 4, 2000, to engage in developing and publishing online and mobile games and other related business. The Parent Company’s headquarter is located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul, Korea. The Parent Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally in 93 markets. Also, the Parent Company has been operating Mobile games such as Ragnarok M: Eternal Love in the global market.

On February 8, 2005, the Parent Company listed its shares on the Nasdaq Stock Market in the United States, and issued 1,400,000 shares of common stocks in the form of American Depositary shares (“ADSs”) under the symbol “GRVY”.

As of December 31, 2020, the Parent Company’s total paid-in capital amounts to ~~W~~3,474 million. The Parent Company’s major shareholders and their respective percentage of ownership as of December 31, 2020 are as follows:

	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31
Others	2,827,163	40.69
	6,948,900	100.00

Consolidated Subsidiaries

Details of the consolidated subsidiaries as of December 31, 2020 and 2019 are as follows:

		Percentage of ownership (%)
Subsidiary	Location	2020	2019	Fiscal year end	Main business
Gravity Interactive, Inc.	U.S.A.	100.00	100.00	December	Online and mobile game services
Gravity NeoCyon, Inc. (*1) (Formerly, NeoCyon, Inc.)	Korea	99.53	99.24	December	Mobile game development and service
Gravity Communications Co., Ltd.	Taiwan	100.00	100.00	December	Online and mobile game services
Gravity Entertainment Corporation (*2)	Japan	—	100.00	December	Animation production, distribution, and game services
PT Gravity Game Link	Indonesia	70.00	70.00	December	Online and mobile game services
Gravity Game Tech Co., Ltd.	Thailand	100.00	100.00	December	Online and mobile game services
Gravity Game Arise Co., Ltd.	Japan	100.00	100.00	December	Online and mobile game services

(*1) During the year ended December 31, 2020, the Parent Company participated in paid-in capital increase of Gravity NeoCyon, Inc., which resulted in the increase of ownership interest of the Parent Company.

(*2) Gravity Entertainment Corporation was liquidated during 2020.

Condensed Financial Information of Subsidiaries

Details of the condensed financial information of subsidiaries as of December 31, 2020 and 2019 are as follows:

	2020
Subsidiaries		Total assets(*1)		Total liabilities(*1)		Revenue(*1)		Profit(loss) For the period(*1)
	(In millions of Korean won)
Gravity Interactive, Inc.	~~W~~	31,849	~~W~~	23,405	~~W~~	123,055	~~W~~	1,138
Gravity Entertainment Corporation (*2)		—		—		—		8
Gravity NeoCyon, Inc. (Formerly, NeoCyon, Inc.)		11,069		7,422		26,368		(1,754)
Gravity Communications Co., Ltd.		33,717		10,070		41,677		12,281
PT Gravity Game Link		2,185		664		4,881		(315)
Gravity Game Tech Co., Ltd.		21,093		6,315		39,147		13,989
Gravity Game Arise Co., Ltd.		2,637		2,066		2,483		82

(*1)	Amount before offsetting the related party transactions.
(*2)	Gravity Entertainment Corporation was liquidated during 2020.

	2019
Subsidiaries		Total assets(*)		Total liabilities(*)		Revenue(*)		Profit(loss) For the period(*)
	(In millions of Korean won)
Gravity Interactive, Inc.	~~W~~	39,296	~~W~~	29,112	~~W~~	230,029	~~W~~	12,804
Gravity Entertainment Corporation		44		52		263		(443)
Gravity NeoCyon, Inc. (Formerly, NeoCyon, Inc.)		9,145		6,728		25,347		(982)
Gravity Communications Co., Ltd.		19,964		8,227		21,811		5,637
PT Gravity Game Link		960		202		745		(437)
Gravity Game Tech Co., Ltd.		4,008		2,624		2,295		(1,973)
Gravity Game Arise Co., Ltd.		1,841		1,343		771		(35)

(*)	Amount before offsetting the related party transactions.

2. Basis of Accounting

Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”). These consolidated financial statements were approved by the board of directors meeting held on April 28, 2021.

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

Critical Judgements

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes.

i) Deferred Revenue

As discussed in Note 4, the Group sells virtual currency and items that can be used in online and mobile games to game users. For each game in each country, the Group estimates and applies the game user's life cycle in order to recognize revenue generated by micro-transactions. The game user's life cycle is estimated based on the average period from the game user's first payment date to the last access date for active paying game users. The Group considers a game user as an active user if the period between the time of the user’s most recent access of the game and the end of reporting period equals or is shorter than the estimated game users’ life cycle. For remaining virtual currency and items that active users own at period-end, the related revenue is deferred considering whether the virtual currency is refundable and items’ attributes. The group estimates the user’s life cycle by analyzing game users’ activity patterns such as payment and access and it periodically reviews if there is any change of these estimates.

ii) Deferred Tax Assets

When the Group assesses the realizability of deferred tax assets, the Group considers its performance, general economic environment, projected future taxable income, and periods available to utilize tax loss carryforwards and tax credit carryforwards. The Group periodically monitors the estimates used in assessing the realizability of the deferred tax assets. The amount of deferred tax assets may be changed if estimated future taxable income during the carryforward periods was changes.

3. Changes in Accounting Policies and Disclosures

New and Amended Standards Adopted by the Group

The Group has applied the following standards and amendments for the first time for the annual reporting period commencing January 1, 2020.

Amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the definition of material. Information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments do not have a significant impact on the consolidated financial statements.

Amendments to the Conceptual Framework for Financial Reporting

The concept of measurement, presentation and disclosure, and derecognition was introduced for financial reporting, and the definition and recognition criteria for assets and liabilities were amended. In addition, the uncertainty in the measurement of prudence, stewardship, measurement uncertainty and substance over form were clarified.

4. Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements in accordance with the IFRS are set out below. These policies have been consistently applied to all years presented, except if mentioned otherwise in Note 3.

Consolidation

The Group has prepared the consolidated financial statements in accordance with IFRS 10 Consolidated Financial Statements.

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

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in other comprehensive income.

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

Offsetting of Financial Instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

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

Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Computer and other equipment	4 years
Furniture and fixtures	4 years
Vehicles	4 years
Leasehold improvements	4 years
Right-of-use assets	(*)

(*) The Group depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term using the straight-line method.

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

The Group entered into a game licensing agreement with a number of third parties to gain exclusive rights to the games developed by those companies. The license fee payments are recognized as other intangible assets and amortized over the term of the contract using the straight-line method.

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

i) As a Lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of datacenter the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

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

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

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

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies IFRS 15 to allocate the consideration in the contract.

The Group applies the derecognition and impairment requirements in IFRS 9 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

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

Derecognition

Financial liabilities are removed from the consolidated statement of financial position when they are extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

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

Foreign Currency Translation

Functional and Presentation Currency

Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

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

Revenue from Micro-transaction and Subscription

The Group recognizes micro-transaction revenue of online and mobile games when the Group satisfies its performance obligations.

When the performance obligations are satisfied depends on the natures of virtual currency and in-game virtual items. Items are categorized into consumable, periodic, and permanent in-game virtual items.

Consumable in-game virtual items are items that are consumed by the specific action of a game user, and periodic in-game virtual items are items that can be used by game users repeatedly during a specified effective period. Permanent in-game virtual items are items that can be used by game users repeatedly without an effective period.

The accounting policy on revenue recognition is described below in relation to micro-transaction revenue from the sales of virtual currency and items.

i) Online Games

At the end of the reporting period, the Group defers the total amount of remaining virtual currency as the Group has the obligation to refund for remaining virtual currency.

For consumable in-game virtual items, the related revenue is recognized when the in-game virtual item is consumed. The Group defers the revenue for remaining amounts of virtual items owned by active users within the estimated user life cycle at the end of the reporting period. For periodic in-game virtual items, the related revenue is recognized ratably over the effective period. The Group defers the revenue for remaining effective period. For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. The Group defers the revenue for remaining period of estimated user life cycle at the end of the reporting period.

The Group recognizes online subscription revenue as game users make use of in-game premium features. Subscription revenue comes from subscription fee for internet cafés. Prepaid subscription fees from internet cafés are deferred and recognized as revenue monthly based on actual hours used.

ii) Mobile Games

Mobile game users purchase virtual currency that can be used to purchase in-game items. The Group has no refund obligation after the game users purchase virtual currency.

At the end of the reporting period, the Group defers the revenue for the remaining virtual currency possessed by active paying users within the estimated user life cycle.

For consumable in-game virtual items, revenue is recognized when the in-game virtual item is consumed. The Group defers the revenue for remaining amount of virtual items possessed by active users within the estimated user life cycle at the end of the reporting period. For periodic in-game virtual items, revenue is recognized ratably over the effective period. The Group defers the revenue for remaining effective period. For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. The Group defers the revenue for remaining period of estimated user life cycle at the end of the reporting period.

Online and Mobile games - Royalties and License Fees

In connection with the Group’s online and mobile games, the Group enters into license agreement in connection with the right to access the intellectual property, such as game character images and stories. The Group believes that the agreement is a promise to provide a right to the customer to access the related IP because the Group will undertake activities that significantly affect the intellectual property to which the customer has rights, the rights granted by the license directly expose the customer to any positive or negative effects of the Group’s activities, and those activities do not result in the transfer of a good or a service to the customer as those activities occur. Therefore, the Group’s performance obligations in connection with these agreements are satisfied over time.

Since the nature of the license promise is to provide customers with access to the intellectual property of the Group during the license period, the Group's performance obligation corresponds to the performance obligation satisfied over time, and revenue is recognized over the license period. The Group recognizes revenue for the license fee through the straight-line method during the contract period, and for the running royalty revenue, the revenue is recognized on an accrual basis at the time the revenue distribution is established in accordance with the terms of the contract. When the running royalty revenue based on the contractual royalty rate and the actual revenue of the licensee exceeds the ratably recognized minimum guarantee, the excess amount is then recognized as revenue and accounts receivable.

Other Revenue

Other revenue consists of revenue from sales of console games, game character merchandise, animation and other services, including website development and operation services for third parties. Revenues from development and operation services for third parties are recognized over time by measuring progress towards complete satisfaction of a performance obligation. The progress is measured by reference to the costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract.

Incremental Costs of Obtaining Contract

The Group pays platform processing fees to operate mobile games on third party platforms. These fees are charged based on the game users’ purchases in cash, and considered as incremental cost of obtaining contracts with customer and therefore capitalized. The Group presents these costs as prepaid expense and amortizes them to costs of revenue at the same time when the related revenue of the services provided to the game users are recognized.

Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to owners of the Parent by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding, increased by common stock equivalents. However, for the years ended December 31, 2020 and 2019, there have been no common stock equivalents outstanding.

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

Deferred tax assets are recognized only if it is probable that future taxable income will be available to utilize those temporary differences and tax credit.

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

Standards Issued but not yet Effective

A number of new standards are effective for annual periods beginning after 1 January 2020 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements.

•	COVID-19-Related Rent Concessions (Amendment to IFRS 16)
•	Reference to Conceptual Framework (Amendments to IFRS 3)
•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

5. Cash and Cash Equivalents

(1) Cash and cash equivalents as of December 31, 2020 and 2019 consist of the follows:

	December 31, 2020		December 31, 2019
	(In millions of Korean won)
Deposits in banks		95,573		52,941
Money market instruments		15,059		26,487
Total	~~W~~	110,632	~~W~~	79,428

(2) The Group does not have any restricted cash and cash equivalents as of December 31, 2020 and 2019.

6. Financial Instruments by Category

(1) Carrying amounts of financial instruments by category as of December 31, 2020 and 2019 are as follows:

	December 31, 2020		December 31, 2019
	Financial assets at amortized cost		Financial assets at amortized cost
Financial assets	(In millions of Korean won)
Cash and cash equivalents	~~W~~	110,632	~~W~~	79,428
Short-term financial instruments		71,000		39,500
Accounts receivables, net		59,761		32,253
Other receivables, net		8		56
Other current financial assets		818		233
Other non-current financial assets		1,324		1,770
Total	~~W~~	243,543	~~W~~	153,240

	December 31, 2020		December 31, 2019
	Financial liabilities at amortized cost		Financial liabilities at amortized cost
Financial liabilities	(In millions of Korean won)
Accounts payables	~~W~~	54,090	~~W~~	37,689
Accrued expenses (*)		62		19
Other current liabilities		2,653		1,986
Other non-current liabilities		3,247		3,008
Total	~~W~~	60,052	~~W~~	42,702

(*) Accrued expenses not applicable to financial liabilities are excluded.

(2) Net income and expenses from financial instruments for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019		2018
Financial assets at amortized cost	(In millions of Korean won)
Interest income	~~W~~	1,088	~~W~~	1,626	~~W~~	819
Differences in foreign currency		(1,796)		1,267		159
Financial liabilities at amortized cost
Interest expense		(186)		(277)		—
Differences in foreign currency		537		(22)		105

(3) Fair Value Hierarchy

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: all inputs other than quoted prices included in Level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability;
•	Level 3: unobservable inputs for the asset or liability.

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

The valuation techniques used to measure the fair value of a financial instrument include:

- Market price or dealer price of a similar financial instrument

- The fair value of derivative instruments is determined by discounting the amount to present value using the leading exchange rate as of the end of the reporting period

For the other financial instruments, the Group applied other valuation techniques such as discounted cash flow, etc. For the financial assets and liabilities of which carrying amount are reasonable approximation of fair value, those were excluded from fair value disclosure.

7. Accounts and Other Receivables

(1) Accounts and other receivables as of December 31, 2020 and 2019 are as follows:

	December 31, 2020		December 31, 2019
	(In millions of Korean won)
Accounts receivables
Non-related party	~~W~~	57,793	~~W~~	29,697
Related party		2,547		2,721
Less : Loss allowance		(579)		(165)
Accounts receivables, net	~~W~~	59,761	~~W~~	32,253

	December 31, 2020		December 31, 2019
	(In millions of Korean won)
Other receivables
Non-related party	~~W~~	13	~~W~~	60
Related party		—		—
Less: Loss allowance		(5)		(4)
Other receivables, net	~~W~~	8	~~W~~	56

(2) Changes in the loss allowance of accounts and other receivables during the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019			2018
	(In millions of Korean won)
Accounts receivables
Beginning balance	~~W~~	165	~~W~~	22	~~W~~	123
Bad debt expenses		712		281		55
Reversal of allowance for doubtful accounts		(50)		—		—
Write-off		(248)		(138)		(156)
Ending balance	~~W~~	579	~~W~~	165	~~W~~	22

	2020		2019			2018
	(In millions of Korean won)
Other receivables
Beginning balance	~~W~~	4	~~W~~	84	~~W~~	46
Bad debt expenses		1		—		40
Reversal of allowance for doubtful accounts		—		(34)		—
Write-off		—		(46)		(2)
Ending balance	~~W~~	5	~~W~~	4	~~W~~	84

(3) Expected credit losses (ECLs) and credit risk exposures for accounts and other receivables as of December 31, 2020 and 2019 are as follows:

① Accounts receivables

As of December 31, 2020	Expected loss rate	Carrying amount		Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	0.1%	~~W~~	57,661	~~W~~	54
More than 90 days ~ Less than 180 days	5.0%		2,138		107
More than 180 days ~ Less than 270 days	55.3%		276		153
More than 270 days ~ Less than 1 year	99.9%		79		79
More than 1 year	100.0%		186		186
Total		~~W~~	60,340	~~W~~	579

As of December 31, 2019	Expected loss rate	Carrying amount		Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	0.3%	~~W~~	31,146	~~W~~	97
More than 90 days ~ Less than 180 days	3.6%		1,213		44
More than 180 days ~ Less than 270 days	21.1%		30		6
More than 270 days ~ Less than 1 year	51.9%		24		12
More than 1 year	100.0%		6		6
Total		~~W~~	32,419	~~W~~	165

② Other receivables

As of December 31, 2020	Expected loss rate	Carrying amount		Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	—%	~~W~~	8	~~W~~	—
More than 90 days ~ Less than 180 days	—%		—		—
More than 180 days ~ Less than 270 days	—%		—		—
More than 270 days ~ Less than 1 year	100%		5		5
Total		~~W~~	13	~~W~~	5

As of December 31, 2019	Expected loss rate	Carrying amount		Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	4.3%	~~W~~	57	~~W~~	2
More than 90 days ~ Less than 180 days	32.8%		2		1
More than 180 days ~ Less than 270 days	99.6%		1		1
More than 270 days ~ Less than 1 year	100.0%		1		—
Total		~~W~~	61	~~W~~	4

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

8. Property and Equipment

(1) Details of property and equipment as of December 31, 2020 and 2019 are as follows:

	December 31, 2020
	Acquisition price		Accumulated depreciation		Book amount
	(In millions of Korean won)
Computer and other equipment	~~W~~	6,074	~~W~~	(4,694)	~~W~~	1,380
Furniture and fixture		2,038		(1,728)		310
Construction in progress		128		—		128
Vehicle		9		(1)		8
Leasehold improvements		1,160		(1,028)		132
Right-of-use assets		11,500		(5,763)		5,737
Total	~~W~~	20,909	W	(13,214)	W	7,695

	December 31, 2019
	Acquisition price		Accumulated depreciation		Book amount
		(In millions of Korean won)
Computer and other equipment	~~W~~	5,671	~~W~~	(4,614)	~~W~~	1,057
Furniture and fixture		1,984		(1,541)		443
Leasehold improvements		1,291		(1,074)		217
Right-of-use assets		8,627		(3,681)		4,946
Total	~~W~~	17,573	~~W~~	(10,910)	~~W~~	6,663

(2) Changes in property and equipment for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020
	Computer and other equipment		Furniture and fixture		Construction in progress		Vehicle		Leasehold improvements		Right-of- use assets		Total
	(In millions of Korean won)
Beginning balance	~~W~~	1,057	~~W~~	443	~~W~~	—	~~W~~	—	~~W~~	217	~~W~~	4,946	~~W~~	6,663
Acquisitions/Capital expenditure		850		81		128		9		3		3,784		4,855
Depreciation		(529)		(213)		—		(1)		(83)		(2,957)		(3,783)
Disposals		(1)		(1)		—		—		(2)		(13)		(17)
Foreign exchange differences		3		—		—		—		(3)		(23)		(23)
Ending balance	~~W~~	1,380	~~W~~	310	~~W~~	128	~~W~~	8	~~W~~	132	~~W~~	5,737	~~W~~	7,695

	2019
	Computer and other equipment		Furniture and fixture		Leasehold improvements		Right-of-use assets		Total
	(In millions of Korean won)
Beginning balance	~~W~~	888	~~W~~	484	~~W~~	126	~~W~~	—	~~W~~	1,498
Recognition of right-of-use assets on initial application of IFRS 16		(199)		—		—		4,453		4,254
Acquisitions		711		211		163		2,637		3,722
Depreciation		(344)		(198)		(71)		(2,135)		(2,748)
Disposals		—		(58)		(2)		(15)		(75)
Foreign exchange differences		1		4		1		6		12
Ending balance	~~W~~	1,057	~~W~~	443	~~W~~	217	~~W~~	4,946	~~W~~	6,663

	2018
	Computer and other equipment		Furniture and fixture		Leasehold improvements		Total
	(In millions of Korean won)
Beginning balance	~~W~~	654	~~W~~	165	~~W~~	127	~~W~~	946
Acquisition		550		472		119		1,141
Depreciation		(297)		(133)		(115)		(545)
Disposal		(32)		(22)		(5)		(59)
Foreign exchange differences		13		2		—		15
Ending balance	~~W~~	888	~~W~~	484	~~W~~	126	~~W~~	1,498

(3) Classification of depreciation expenses in the statements of comprehensive income for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019		2018
	(In millions of Korean won)
Cost of revenues	~~W~~	2,123	~~W~~	1,795	~~W~~	260
Selling, general and administrative expenses		1,424		761		233
Research and development		236		192		52
Total	~~W~~	3,783	~~W~~	2,748	~~W~~	545

(4) As of the end of the reporting period, there are no property and equipment that are pledged as collateral for the Group’s debts.

9. Intangible Assets

(1) Details of intangible assets as of December 31, 2020 and 2019 are as follows:

	December 31, 2020
	(In millions of Korean Won)
	Acquisition price		Accumulated amortization(*)		Carrying Amount
Software	~~W~~	14,303	~~W~~	(12,069)	~~W~~	2,234
Industrial property rights		859		(527)		332
Other intangible assets		4,546		(3,749)		797
Total	~~W~~	19,708	~~W~~	(16,345)	~~W~~	3,363

	December 31, 2019
	(In millions of Korean Won)
	Acquisition price		Accumulated amortization(*)		Carrying Amount
Software	~~W~~	12,316	~~W~~	(11,172)	~~W~~	1,144
Industrial property rights		674		(488)		186
Other intangible assets		3,820		(3,433)		387
Total	~~W~~	16,810	~~W~~	(15,093)	~~W~~	1,717

(*) Accumulated amortization includes the amount of accumulated impairment loss.

(2) Changes in intangible assets for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020
	Software		Industrial property rights		License		Other intangible assets		Total
	(In millions of Korean won)
Beginning balance	~~W~~	1,144	~~W~~	186	~~W~~	—	~~W~~	387	~~W~~	1,717
Acquisitions/Capital expenditure		1,986		185		—		725		2,896
Amortization		(897)		(39)		—		(201)		(1,137)
Disposals		—		—		—		—		—
Impairment(*)		—		—		—		(115)		(115)
Foreign exchange differences		1		—		—		1		2
Ending balance	~~W~~	2,234	~~W~~	332	~~W~~	—	~~W~~	797	~~W~~	3,363

(*) The Group recognized Korean Won 115 million of impairment loss as carrying amount of the other intangible assets exceeded recoverable amount as of December 31, 2020.

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

(3) Classification of amortization in the statements of comprehensive income for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019		2018
	(In millions of Korean won)
Cost of revenues	~~W~~	479	~~W~~	101	~~W~~	251
Selling, general and administrative expenses		597		745		581
Research and development		61		59		36
Total	~~W~~	1,137	~~W~~	905	~~W~~	868

10. Employee Benefits

The expenses recognized in relation to defined contribution plan for the years ended December 31, 2020, 2019 and 2018 are Won 1,968 million, Won 1,812 million and Won 1,546 million, respectively.

11. Commitments and Contingent Liabilities

The Parent Company has entered into exclusive license agreements with foreign licensees, such as GungHo Online Entertainment, Inc. and Electronics Extreme Ltd., etc. to provide exclusive license to distribute and sell online games and receives a certain portion of each licensee’s revenues (20-40%) as royalties.

In March 2016, the Parent Company and Shanghai The Dream Network Technology Co., Ltd. entered into development agreements to grant them an exclusive right to develop mobile games and web games in China based on the contents of Ragnarok Online and distribute such games in China for five years. The development agreements with Shanghai The Dream Network Technology Co., Ltd. expire in March, 2021. The Parent Company is in discussion with other prospective partners providing maintenance services after the expiration date.

As of December 31, 2020, the Group has entered into license agreements with various third-party game developers to secure exclusive right to publish the games developed by the third-party developers. Upfront license fees paid are capitalized and recognized as other intangible assets and minimum guaranteed royalties are capitalized and recognized as other non-current asset. Purchase obligations for future payment related to above agreements as of December 31, 2020 and 2019 are Won 3,310 million and Won 868 million, respectively.

As of December 31, 2020, the Parent Company benefitted from payment guarantee of USD 912,000 from KB Kookmin Bank regarding overseas IP contracts.

12. Capital

(1) Details of common shares as of December 31, 2020 and 2019 are as follows:

	December 31, 2020		December 31, 2019
		(In Korean won and number of shares)
Number of authorized shares		40,000,000		40,000,000
Value per share	~~W~~	500	~~W~~	500
Number of shares issued		6,948,900		6,948,900
Common shares	~~W~~	3,474,450,000	~~W~~	3,474,450,000

(2) Details of capital surplus as of December 31, 2020 and 2019 are as follows:

	December 31, 2020		December 31, 2019
		(In millions of Korean won)
Additional paid in capital	~~W~~	25,304	~~W~~	25,322
Other capital surplus		1,806		1,806
Total	~~W~~	27,110	~~W~~	27,128

(3) Details of other components of equity as of December 31, 2020 and 2019 are as follows:

	December 31, 2020		December 31, 2019
		(In millions of Korean won)
Foreign currency translation adjustments	~~W~~	(1,045)	~~W~~	275

(4) Details of retained earnings as of December 31, 2020 and 2019 are as follows:

	December 31, 2020		December 31, 2019
		(In millions of Korean won)
Unappropriated retained earnings	~~W~~	147,371	~~W~~	84,668

(5) According to Parent company's Articles of Incorporation, Parent company may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as of December 31, 2020 and 2019.

13. Revenue from Contracts with Customers

(1) Details of revenue from contracts with customers based on the service contract type and the timing of satisfaction of performance obligations are as follows:

	2020		2019		2018
	(In millions of Korean won)
Service contract
Micro-transaction and subscription revenue
Online game	~~W~~	76,110	~~W~~	30,751	~~W~~	25,897
Mobile game		251,960		279,255		234,991
		328,070		310,006		260,888
Royalties and license fees
Online game		13,435		11,571		13,556
Mobile game		46,364		22,648		4,498
		59,799		34,219		18,054

Others		18,084		16,742		7,828
		405,953		360,967		286,770
Timing of satisfaction of performance obligations
At a point in time		—		175		8
Over time		405,953		360,792		286,762
	~~W~~	405,953	~~W~~	360,967	~~W~~	286,770

(2) Accounts receivables, incremental costs of obtaining a contract, and contract liabilities related to contracts with customers as of December 31, 2020 and 2019 are as follows:

	2020		2019
	(In millions of Korean won)
Accounts receivables	~~W~~	59,761	~~W~~	32,253
Incremental costs of obtaining a contract (Prepaid expenses)		1,277		998
Contract liabilities (Deferred revenue)
Micro-transaction and subscription revenue		12,886		8,742
Royalties and license fees		307		1,403
Website and application development		600		701
	~~W~~	13,793	~~W~~	10,846

(3) Changes in contract liabilities for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019		2018
	(In millions of Korean won)
Balance at January 1	~~W~~	10,846	~~W~~	20,074	~~W~~	22,681
Increase related to micro-transaction and subscription revenue		29,124		66,232		12,017
Increase related to royalties and license fees		14,330		—		540
Increase related to website and application development contract		4,580		5,038		834
Decrease upon satisfaction of performance obligations - micro-transaction and subscription revenue		(24,980)		(69,507)		(12,409)
Decrease upon satisfaction of performance obligations -royalties and license fees		(15,426)		(5,407)		(3,066)
Decrease due to termination of contract		—		(413)		(495)
Decrease upon satisfaction of performance obligations - website and application development		(4,681)		(5,171)		(28)
Balance at December 31	~~W~~	13,793	~~W~~	10,846	~~W~~	20,074

The amount of revenue recognized from previous period’s contract liabilities satisfied during the year ended December 31, 2020 is Korean Won 10,606 million.

(4) Transaction price allocated to unsatisfied performance obligations as of December 31, 2020, 2019 and 2018 are as follows:

	2020		2019		2018
	(In millions of Korean won)
Micro-transaction and subscription revenue
Online game	~~W~~	8,418	~~W~~	5,358	~~W~~	6,160
Mobile game		4,468		3,384		5,857
		12,886		8,742		12,017
Royalties and license fees
Online game		286		573		7,203
Mobile game		21		830		20
		307		1,403		7,223

Website and application development		600		701		834
Total	~~W~~	13,793	~~W~~	10,846	~~W~~	20,074

The Group’s management expects to recognize 99.3% (Korean Won 13,692 million) of the transaction price allocated to contracts that have not been performed as of December 31, 2020 as revenue within 12 months. The remaining 0.7% (Korea Won 101 million) is expected to be recognized as revenue thereafter. The amounts disclosed above do not include variable consideration which is constrained.

(5) Details of incremental costs of obtaining a contract recognized as assets as of and for the years ended December 31, 2020 and 2019 are as follows:

	December 31, 2020		December 31, 2019
	(In millions of Korean won)
Incremental costs of obtaining a contract	~~W~~	1,277	~~W~~	998

Details of amortization costs recognized as cost of revenues for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019		2018
	(In millions of Korean won)
Amortization costs recognized as cost of revenues	~~W~~	998	~~W~~	2,036	~~W~~	2,231

14. Classification of Expenses by Nature

Details of classification of expenses by nature for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019		2018
		(In millions of Korean won)
Advertising expenses	~~W~~	30,084	~~W~~	14,948	~~W~~	17,263
Fees and commissions		230,412		249,210		195,173
Lease expenses		920		1,496		2,604
Outsourcing expenses		9,500		7,875		6,176
Salaries		32,340		26,935		23,137
Expenses related to defined contribution plans		2,030		1,807		1,546
Employee benefits		3,329		3,026		2,655
Depreciation		3,783		2,748		545
Amortization		1,137		905		868
Other expenses		2,944		3,214		2,915
Total	~~W~~	316,479	~~W~~	312,164	~~W~~	252,882

15. Selling, General and Administrative Expenses

Details of the selling, general and administrative expenses for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019			2018
	(In millions of Korean won)
Advertising expenses	~~W~~	30,084	~~W~~	14,948	~~W~~	17,263
Fees and commissions		13,928		7,262		5,727
Lease expenses		460		665		941
Salaries		11,761		8,643		7,080
Expenses related to defined contribution plans		585		455		387
Employee benefits		1,419		1,253		1,140
Depreciation		1,424		761		233
Amortization		597		745		581
Other expenses		2,142		2,141		1,468
Total	~~W~~	62,400	~~W~~	36,873	~~W~~	34,820

16. Other Income and Expenses

(1) Details of other income for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019			2018
		(In millions of Korean won)
Gain on disposal of property and equipment	~~W~~	—	~~W~~	3	~~W~~	16
Reversal of other bad debt allowances		2		35		—
Miscellaneous gain		656		315		106
Total	~~W~~	658	~~W~~	353	~~W~~	122

(2) Details of other expenses for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019			2018
		(In millions of Korean won)
Loss on retirement and disposal of property and equipment	~~W~~	—	~~W~~	—	~~W~~	5
Impairment loss on intangible assets		115		52		623
Impairment loss on other non-current assets (*)		1,456		434		—
Donation		13		—		—
Miscellaneous loss		180		7		14
Total	~~W~~	1,764	~~W~~	493	~~W~~	642

(*) The Group recognized an impairment loss of Won 1,456 million in 2020 and Won 434 million in 2019 as the recoverable amount was less than the book value of minimum guaranteed royalties for the game in service.

17. Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019			2018
		(In millions of Korean won)
Finance income
Interest income	~~W~~	1,088	~~W~~	1,626	~~W~~	819
Unrealized foreign currency gain		321		119		81
Gain on foreign currency transactions		2,067		2,442		1,173
Total	~~W~~	3,476	~~W~~	4,187	~~W~~	2,073
Finance costs
Unrealized foreign currency loss	~~W~~	682	~~W~~	267	~~W~~	99
Loss on foreign currency transactions		2,965		1,050		891
Others		186		277		12
Total	~~W~~	3,833	~~W~~	1,594	~~W~~	1,002

18. Income Tax Expense

(1) Details of income tax expense for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019			2018
		(In millions of Korean won)
Current tax on profit for the year	~~W~~	21,383	~~W~~	11,775	~~W~~	7,430
Deferred tax expense (benefit)		4,072		(249)		(4,377)
Income tax expense	~~W~~	25,455	~~W~~	11,526	~~W~~	3,053

(2) The differences between the tax expense on the Group’s profit before tax and the amount that would arise using the statutory tax rate applicable to profits of the entities for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019			2018
		(In millions of Korean won)
Profit before income tax	~~W~~	88,011	~~W~~	51,256	~~W~~	34,439
Income tax using the statutory tax rate of each country		19,828		12,063		8,994
Adjustments
Expenses not deductible for tax purpose		20		42		62
Foreign tax credits		3,223		4,854		5,196
Changes in estimates related to prior period		11		(4,347)		—
Utilization of previously unrecognized deferred tax asset		(412)		—		(5,347)
Change in deferred tax due to carry-forward deficits		—		(33)		(6,265)
Effect of change of foreign currency exchange rate		(19)		(12)		(221)
Tax credit		(1,022)		(543)		—
Tax of non-recycled corporation income		668		—		—
Changes in deferred tax liabilities related to investment in subsidiaries		2,577		—		—
Others		581		(498)		634
Total adjustments		5,627		(537)		(5,941)
Income tax expense	~~W~~	25,455	~~W~~	11,526	~~W~~	3,053
Effective tax rate		29%		22%		9%

(3) Details of the changes in deferred income tax assets (liabilities) for the years ended December 31, 2020 and 2019 are as follows:

	2020
	Beginning balance		Increase (decrease)		Ending balance
		(In millions of Korean won)
Deferred income tax on temporary differences
Property and equipment	~~W~~	7	~~W~~	5	~~W~~	12
Intangible assets		221		181		402
Other non-current assets		104		401		505
Accounts payables		1,527		(58)		1,469
Accrued expenses		39		138		177
Deferred revenue		674		(177)		497
Allowance for doubtful account		275		10		285
Other non-current liabilities		46		—		46
Investments in subsidiaries		389		(389)		—
Lease		1		7		8
Foreign taxes paid		—		1		1
Investments in subsidiaries(*)		—		(2,577)		(2,577)
Others		(25)		67		42
Sub Total		3,258		(2,391)		867
Deferred tax due to carry-forward deficits		33		(33)		—
Deferred tax due to tax credit carry-forward		4,371		(1,648)		2,723
Deferred tax assets	~~W~~	7,662	~~W~~	(4,072)	~~W~~	3,590

(*) The Group recognized deferred tax liability of Won 2,577 million for taxable temporary differences associated with investments in subsidiaries. The deferred tax liability was measured by the amount of expected withholding taxes arising upon dividend distribution.

	2019
	Beginning balance		Increase (decrease)		Ending balance
		(In millions of Korean won)
Deferred income tax on temporary differences
Property and equipment	~~W~~	25	~~W~~	(18)	~~W~~	7
Intangible assets		238		(17)		221
Other non-current assets		8		96		104
Accounts payables		531		996		1,527
Accrued expenses		—		39		39
Deferred revenue		60		614		674
Allowance for doubtful account		264		11		275
Other non-current liabilities		46		—		46
Investments in subsidiaries		—		389		389
Lease		—		1		1
Foreign taxes paid		(4)		4		—
Others		(21)		(4)		(25)
Sub Total		1,147		2,111		3,258
Deferred tax due to carry-forward deficits		1,951		(1,918)		33
Deferred tax due to tax credit carry-forward		4,315		56		4,371
Deferred tax assets	~~W~~	7,413	~~W~~	249	~~W~~	7,662

The future realizability of deferred tax assets is reassessed by taking into consideration various factors such as the Group's performance, the overall economic environment and industry outlook, expected future earnings and deductible period of tax credits carry-forward. As of December 31, 2020, the Group has recognized deferred tax assets related to temporary differences, tax loss carryforward and tax credit carryforwards, which can be utilized based on the likelihood of future taxable income. This amount may change if the estimate of future taxable income changes.

(4) Details of unused tax loss carryforwards and unused tax credit carryforwards that are not recognized as deferred income tax assets as of December 31, 2020 are as follows:

Year of expiration	Unused loss carryforwards		Unused tax credit carryforwards
2023		1,045		—
2024		2,662		—
2025		1,132		—
After 2025		6,108		1,759
Total	~~W~~	10,947	~~W~~	1,759

As of December 31, 2020 and 2019, the Group did not recognize deferred income tax asset for the temporary difference of Won 18,489 million and Won 14,350 million relating to investments in subsidiaries and other temporary differences of Won 751 million and Won 895 million, respectively, as such temporary differences are not expected to be utilized in the foreseeable future.

19. Earnings per Share

Basic earnings per share is calculated by dividing the profit attributable to owners of the Parent by the weighted average number of common shares outstanding each year.

(1) Basic earnings per share

	2020		2019		2018
		(In millions of Korean won, except per share data)
Profit attributable to owners of the Parent	~~W~~	62,703	~~W~~	39,876	~~W~~	31,443
Weighted average outstanding shares of common shares		6,948,900		6,948,900		6,948,900
Basic earnings per share	~~W~~	9,023	~~W~~	5,738	~~W~~	4,525

(2) Diluted earnings per share

As of and for the years ended December 31, 2020, 2019 and 2018, the Group does not have dilutive potential ordinary shares outstanding. Accordingly, the diluted earnings per share for the years ended December 31, 2020, 2019 and 2018 are the same as the basic earnings per share.

20. Statements of Cash Flows

(1) Cash generated from operations for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019		2018
		(In millions of Korean won)
Profit for the year	~~W~~	62,556	~~W~~	39,730	~~W~~	31,386
Depreciation expense		3,783		2,748		545
Amortization expense		1,137		905		868
Bad debt expenses		713		281		151
Unrealized foreign currency loss		682		267		99
Interest expense		186		277		—
Loss on retirement and disposal of property and equipment		—		—		5
Impairment loss on intangible assets		115		52		623
Impairment loss on other non-current assets		1,456		434		—
Post-employment benefit expense (Reversal of allowance for retirement benefit)		62		(4)		50
Income tax expense		25,455		11,526		3,053
Unrealized foreign currency gain		(321)		(119)		(81)
Interest income		(1,088)		(1,626)		(819)
Gain on disposal of property and equipment		—		(3)		(16)
Reversal of allowance for doubtful accounts		(50)		(34)		—
Gain on disposal of intangible assets		—		(1)		—
Change in accounts receivables		(29,116)		30,143		(18,573)
Change in other receivables		60		232		406
Change in accrued income		—		—		—
Change in prepaid expenses		(2,134)		1,981		544
Change in prepayment		(2,755)		(204)		—
Change in other current assets		622		(556)		192
Change in other non-current assets		2,255		(1,860)		(1,137)
Change in accounts payables		15,510		(37,145)		27,319
Change in deferred revenue		3,332		(9,631)		(2,707)
Change in withholdings		1,218		(397)		580
Change in accrued expenses		181		140		(7)
Change in other current liabilities		(1,256)		113		(13)
Change in long-term deferred revenue		—		—		100
Change in other non-current liabilities		(868)		(463)		—
Change in advance receipt		—		434		—
Total	~~W~~	81,735	~~W~~	37,220	~~W~~	42,571

(2) Significant non-cash transactions for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019		2018
	(In millions of Korean won)
Reclassification of prepayment to intangible assets	~~W~~	72	~~W~~	120	~~W~~	—
Increase (Decrease) of accounts payables relating to the acquisition of software		1,144		33		226
Acquisitions of right-of-use assets		3,784		2,637		—

(3) Changes in liabilities arising from financing activities for the year ended December 31, 2020 and 2019 are as follows:

		2020		2019
	(In millions of Korean won)
Beginning of the year	~~W~~	4,994	~~W~~	4,401
Cash flows used in financing activities – Payment of lease liabilities		(2,893)		(2,034)
Cash flows from operating activities – Interest paid		(186)		(277)
Non-cash transactions
Acquisitions – leases		3,784		2,637
Interest expense		186		277
Early termination of leases		(14)		(15)
Translation difference		29		5
Ending of the year	~~W~~	5,900	~~W~~	4,994

21. Lease

The Group leases offices, equipment and others. The leases typically run for a period of 1 ~5 years, with an option to renew or terminate the lease after that date. There are no restrictions or covenants imposed to leases, but the lease assets shall not be provided as collateral for borrowings.

(1) Details of right-of-use assets and lease liabilities recognized in the consolidated statements of financial position as of December 31, 2020 and 2019 are as follows:

	December 31, 2020		December 31, 2019
	(In millions of Korean won)
Right-of-use assets(*1)
Offices	~~W~~	3,904	~~W~~	3,642
Vehicles		102		266
Others		1,731		1,038
Total	~~W~~	5,737	~~W~~	4,946
Lease liabilities(*2)
Current		2,653		1,986
Non-current		3,247		3,008
Total	~~W~~	5,900	~~W~~	4,994

(*1) Right-of-use assets are included in the ‘Property and equipment’ in the consolidated statement of financial position.

(*2) Lease liabilities are included in the ‘Other current liabilities’ and ‘Other non-current liabilities’ in the consolidated statement of financial position.

(2) Changes in right-of-use assets for the years ended December 31, 2020 and 2019 are as follows:

	2020
	Offices		Vehicles		Others		Total
		(In millions of Korean won)
Balance as of January 1, 2020	~~W~~	3,642	~~W~~	266	~~W~~	1,038	~~W~~	4,946
Depreciation		(1,493)		(186)		(1,278)		(2,957)
Additions		1,780		36		1,968		3,784
Removal		—		(13)		—		(13)
Translation differences		(25)		(1)		3		(23)
Balance as of December 31, 2020	~~W~~	3,904	~~W~~	102	~~W~~	1,731	~~W~~	5,737
	2019
	Offices		Vehicles		Others		Total
		(In millions of Korean won)
Balance as of January 1, 2019	~~W~~	2,752	~~W~~	53	~~W~~	1,648	~~W~~	4,453
Depreciation		(901)		(92)		(1,142)		(2,135)
Additions		1,791		320		526		2,637
Removal		—		(15)		—		(15)
Translation differences		—		—		6		6
Balance as of December 31, 2019	~~W~~	3,642	~~W~~	266	~~W~~	1,038	~~W~~	4,946

(3) Details of amounts recognized in the consolidated statements of profit or loss for the years ended December 31, 2020 and 2019 are as follows:

	2020			2019
	(In millions of Korean won)
Interest expense relating to lease liabilities (included in finance cost)	~~W~~	186	~~W~~	277
Expense relating to short-term leases		123		322
Expense relating to leases of low-value assets that are not short-term leases		9		10

(4) Details of amounts recognized in the consolidated statements of Cash flows for the years ended December 31, 2020 and 2019 are as follows:

		2020		2019
		(In millions of Korean won)
Total cash outflows of leases	~~W~~	3,210	~~W~~	2,644

22. Financial Risk Management

The Group’s operating activities expose itself to a variety of financial risks: market risk, credit risk and liquidity risk from which the Group’s risk management program focuses on minimizing any adverse effects on its financial performance. The Group operates financial risk management policies and programs that closely monitor and respond to each risk factor.

(1) Capital Risk Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so the Group can continue to provide returns and benefits for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Group monitors capital on the basis of the debt ratio. This ratio is calculated as total debt divided by total capital. The debt ratios as of December 31, 2020 and 2019 are as follows:

	2020		2019
		(In millions of Korean won)
Total liabilities	~~W~~	88,024	~~W~~	59,659
Total equity		177,348		115,766
Debt-to-equity ratio		50%		52%

(2) Market risk

(a) Foreign exchange risk

The Group is exposed to foreign exchange risk arising from royalty revenues and commission payment primarily with respect to the US dollar and etc. The Group’s financial assets and liabilities are exposed to foreign currency risk as of December 31, 2020 and 2019 are as follows:

	December 31, 2020
	Financial assets	Financial liabilities	Financial assets		Financial liabilities
	(In each foreign currency)			(In millions of Korean won)
USD	29,204,905	15,715,800	~~W~~	31,775	~~W~~	17,099
JPY	388,760,925	198,432,867		4,099		2,092
EUR	344,842	8,399		461		11
IDR	12,955,000	15,289,944		1		1
THB	28,510	7,379		1		—
TWD	105,408,193	3,264,754		4,076		126
VND	9,270,000	3,243,600		—		—
Total			~~W~~	40,413	~~W~~	19,329

	December 31, 2019
	Financial assets	Financial liabilities	Financial assets		Financial liabilities
	(In each foreign currency)			(In millions of Korean won)
USD	8,100,729	5,775,721	~~W~~	9,403	~~W~~	6,696
JPY	456,300,430	340,468,613		4,854		3,621
EUR	338,598	1,000		439		1
IDR	12,955,000	17,023,944		1		1
THB	28,510	7,379		1		—
TWD	29,236,669	5,567,672		1,125		214
VND	9,270,000	3,243,600		—		—
GBP	—	5,625		—		9
HKD	368,048	—		55		—
Total			~~W~~	15,878	~~W~~	10,542

The Group measures foreign exchange risk as a 10% fluctuation in the exchange rate of each foreign currency, which reflects the management's assessment of the risk of exchange rate fluctuation that can be reasonably occur. The impact of a 10% fluctuation in foreign currency exchange rates on the Group’s monetary assets and liabilities as of December 31, 2020 and 2019 are as follows:

	December 31, 2020				December 31, 2019
	10% Increase		10% Decrease		10% Increase		10% Decrease
		(In millions of Korean won)
USD	~~W~~	1,468	~~W~~	(1,468)	~~W~~	271	~~W~~	(271)
JPY		201		(201)		123		(123)
Others		440		(440)		140		(140)
Total	~~W~~	2,109	~~W~~	(2,109)	~~W~~	534	~~W~~	(534)

The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency as of the end of the reporting period.

(b) Interest rate risk

There are no borrowings under variable interest rate conditions as of December 31, 2020 and 2019.

(c) Price risk

There are no assets and liabilities exposed to price risk as of the end of the reporting period.

(3) Credit risk

Credit risk arises from normal trading and investing activities and occurs when a customer or a counterparty fails to comply with the terms of the contract. In order to manage these credit risks, the Group regularly evaluates the creditworthiness of our customers based on their financial condition, past experience and other factors.

The carrying amount of a financial asset represents the maximum exposure to credit risk. The maximum exposure to credit risk of the Group as of December 31, 2020 and 2019 are as follows.

	December 31, 2020		December 31, 2019
		(In millions of Korean won)
Cash and cash equivalents	~~W~~	110,632	~~W~~	79,428
Short-term financial instruments		71,000		39,500
Accounts receivable		59,761		32,253
Other receivable		8		56
Other current financial assets		818		233
Other non-current financial assets		1,324		1,770
Total	~~W~~	243,543	~~W~~	153,240

Cash and cash equivalents and short-term financial instruments are deposited in financial institutions with strong credit rating. Accounts receivables are mainly due from payment processing companies and platform service providers, which in the Group believes have low levels of credit risk.

(4) Liquidity risk

Liquidity risk management includes the maintenance of sufficient cash and marketable securities, the availability of funds from appropriately committed credit lines, and the ability to settle market positions. The following table summarizes the financial liabilities of the Group by maturity according to the remaining period from the end of the reporting period to the contractual maturity date.

	December 31, 2020
	Carrying value		Less than 3 months		3 months ~ 1 year		1~2 years		2~3 years		3~5 years		Total
		(In millions of Korean won)
Accounts payable	~~W~~	54,090	~~W~~	43,438	~~W~~	9,250	~~W~~	1,402	~~W~~	—	~~W~~	—	~~W~~	54,090
Accrued expenses		62		62		—		—		—		—		62
Other liabilities (*)		5,900		812		2,107		2,146		597		733		6,395
Total	~~W~~	60,052	~~W~~	44,312	~~W~~	11,357	~~W~~	3,548	~~W~~	597	~~W~~	733	~~W~~	60,547

(*) Other liabilities as at December 31, 2020 consist of lease liabilities.

	December 31, 2019
	Carrying value		Less than 3 months		3 months ~ 1 year		1~2 years		2~3 years		3~5 years		Total
		(In millions of Korean won)
Accounts payable	~~W~~	37,689	~~W~~	21,374	~~W~~	16,122	~~W~~	193	~~W~~	—	~~W~~	—	~~W~~	37,689
Accrued expenses		1,175		1,175		—		—		—		—		1,175
Other liabilities (*)		4,994		598		1,653		1,780		1,029		428		5,488
Total	~~W~~	43,858	~~W~~	23,147	~~W~~	17,775	~~W~~	1,973	~~W~~	1,029	~~W~~	428	~~W~~	44,352

(*) Other liabilities as at December 31, 2019 consist of lease liabilities.

The cash flows above are not discounted and the amount due within 12 months is the same as the carrying amount since the effect of the discount is not material.

23. Segment Information

(1) The Group’s operating segments

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

The Group assesses the performance of its operating segments based on its operating profit or loss, which does not differ from operating profit reported on the statement of comprehensive income except for inter-segment transactions. Total assets and liabilities for each segment are not reported to CODM. The segment information for the years ended December 31, 2020, 2019 and 2018.

	2020
	Revenue		Depreciation Amortization		Operating profit(*2)
	(In millions of Korean won)
Online	~~W~~	107,949	~~W~~	1,609	~~W~~	45,115
Mobile		336,326		1,823		42,493
Others		22,333		1,488		510
Sub total		466,608		4,920		88,118
Inter-segment eliminations(*1)		(60,655)		—		250
Total	~~W~~	405,953	~~W~~	4,920	~~W~~	88,368

	2019
	Revenue		Depreciation Amortization		Operating profit(*2)
		(In millions of Korean won)
Online	~~W~~	48,182	~~W~~	1,401	~~W~~	7,754
Mobile		346,878		1,145		38,655
Others		19,352		1,107		562
Sub total		414,412		3,653		46,971
Inter-segment eliminations(*1)		(53,445)		—		1,692
Total	~~W~~	360,967	~~W~~	3,653	~~W~~	48,663

	2018
	Revenue		Depreciation Amortization		Operating profit(*2)
		(In millions of Korean won)
Online	~~W~~	41,288	~~W~~	238	~~W~~	4,286
Mobile		257,364		473		24,795
Others		9,526		715		1,086
Sub total		308,178		1,426		30,167
Inter-segment eliminations(*1)		(21,408)		(12)		3,201
Total	~~W~~	286,770	~~W~~	1,414	~~W~~	33,368

(* 1) The Group reflects inter-segment eliminations as adjustments.

(* 2) Other profit or loss items that do not constitute operating profit (loss) are not separately disclosed because they are not reviewed by the chief operating decision maker by operating segment.

(2) Revenue from external customers by country for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019		2018
		(In millions of Korean won)
Korea	~~W~~	109,895	~~W~~	45,273	~~W~~	80,814
Taiwan		100,049		52,118		98,210
Japan		22,500		28,469		9,767
The United States of America		20,659		55,062		10,572
Thailand		59,086		62,043		43,846
The Philippines		23,690		30,951		15,539
Indonesia		12,729		22,355		9,359
Other		57,345		64,696		18,663
Total	~~W~~	405,953	~~W~~	360,967	~~W~~	286,770

(*) Revenue was attributed to the country based on the customer’s location.

Non-Current assets by geographical regions as of December 31, 2020, 2019 and 2018 are as follows:

	December 31, 2020		December 31, 2019		December 31, 2018
	(In millions of Korean won)
Domestic	~~W~~	7,612	~~W~~	5,732	~~W~~	3,054
Overseas		5,481		4,170		1,045
Total	~~W~~	13,093	~~W~~	9,902	~~W~~	4,099

(*) The amounts are exclusive of financial assets and deferred tax assets.

(3) No individual external customers accounted for more than 10% of consolidated revenue for the years ended December 31, 2020, 2019 and 2018.

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

(2) Account balances with related parties

Balances of receivables and payables to related parties as of December 31, 2020 and 2019 are as follows:

		December 31, 2020				December 31, 2019
Related parties classification	Entity	Receivable		Payable		Receivable		Payable
Parent company	Gung-Ho Online Entertainment, Inc.	~~W~~	2,547	~~W~~	5	~~W~~	2,722	~~W~~	74

(3) Transactions with related parties

The details of transaction with related parties for the years ended December 31, 2020, 2019 and 2018 are as follows:

		2020				2019				2018
Related parties classification	Entity	Sales		Purchase		Sales		Purchase		Sales		Purchase
			(In millions of Korean won)
Parent company	Gung-Ho Online Entertainment, Inc.	~~W~~	21,833	~~W~~	211	~~W~~	27,484	~~W~~	60	~~W~~	10,516	~~W~~	3

(4) Other transactions with related parties

No financing transactions were made with related parties for the years ended December 31, 2020, 2019 and 2018.

(5) Key management personnel compensation

The compensation for the key management personnel (registered directors), for the years ended December 31, 2020, 2019 and 2018 are as follows:

	2020		2019		2018
		(In millions of Korean won)
Salary	~~W~~	1,177	~~W~~	866	~~W~~	690

25. Subsequent Event

Gravity Game Hub Pte. Ltd., a subsidiary, was established in Singapore on January 4, 2021.