Form 20-F
period 2021-12-31
GRAVITY Co., Ltd.
filed 2022-04-28
CIK 1313310

As filed with the Securities and Exchange Commission on April 28, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________________
Form 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 000-51138
GRAVITY CO., LTD.
(Exact name of registrant as specified in its charter)

N/A	Republic of Korea
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)
_________________________________________________________________________
15F, 396 World Cup buk‑ro, Mapo‑gu,
Seoul 03925, Republic of Korea
(Address of principal executive offices)
_________________________________________________________________________
Heung Gon Kim
Chief Financial Officer
15F, 396 World Cup buk‑ro, Mapo‑gu,
Seoul 03925, Republic of Korea
Telephone: 82‑2‑2132‑7000
Fax: 82‑2‑2132‑7070
(Name, Telephone, E‑mail and/or Facsimile number and Address of Company Contact Person)
_________________________________________________________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, par value Won 500 per share*	GRVY	The NASDAQ Global Market
American depositary shares, each representing one share of common stock
________________________________
*Not for trading, but only in connection with the listing of American depositary shares on the NASDAQ Global Market pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Shares, par value Won 500: 6,948,900 as of December 31, 2021.
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
Unless the context otherwise requires, references in this annual report on Form 20‑F (this “Annual Report”) to:
•“ADRs” are to the American depositary receipts that evidence our ADSs;
•“ADSs” are to our American depositary shares, each of which represents one share of our common stock;
•“China” or the “PRC” are to the People’s Republic of China (excluding, for the purposes of this Annual Report, Taiwan, Hong Kong and Macau, unless specifically indicated otherwise);
•“Chinese Yuan” are to the currency of China;
•“EUR” or “Euro” are to the currency of the Eurozone consisting of Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Portugal, Slovakia, Slovenia and Spain;
•“Gravity,” “the Company,” “we,” “us,” “our,” or “our company” are to Gravity Co., Ltd. and our subsidiaries, except as otherwise indicated or required by context;
•“Hong Kong” are to the Hong Kong Special Administrative Region of the PRC;
•“Indonesian Rupiah” are to the currency of the Republic of Indonesia;
•“Japanese Yen” or “JPY” are to the currency of Japan;
•“Korea” are to the Republic of Korea;
•“Macau” are to the Macau Special Administrative Region of the PRC;
•“NT dollar” or “NT$” are to the currency of Taiwan;
•“Philippine Peso” are to the currency of the Republic of the Philippines;
•“Taiwan” are to Taiwan, the Republic of China;
•“Thai Baht” or “THB฿” are to the currency of the Kingdom of Thailand;
•“US$,” “U.S. dollar,” or “Dollar” are to the currency of the United States of America;
•“Won,” “Korean Won,” or “W” are to the currency of Korea; and
•“SGD” or “S$” are to the currency of Singapore.
For your convenience, and unless otherwise stated, this Annual Report contains translations of certain Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 30, 2021, which was Won 1,188.59 to US$ 1.00. No assurance is given that any Won or Dollar amounts could have been or may now be converted into Dollars or Won, as the case may be, at such rate, or any other rate, or at all.
Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD‑LOOKING STATEMENTS
This Annual Report for the year ended December 31, 2021 contains “forward‑looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act.” The forward‑looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry, and are subject to various risks and uncertainties. Generally, these forward‑looking statements can be identified by the use of forward‑looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “predict,” “project,” “continue” and variations of these words, similar expressions, or that certain events, actions or results “will,” “may,” “might,” “should,” “would” or “could” occur, be taken or be achieved.
Forward‑looking statements include, but are not limited to, the following:
•future prices of and demand for our products;
•future earnings and cash flow;
•estimated development and commercial launch schedule of our games in development;
•our ability to attract new customers and retain existing customers;
•the expected growth of the Korean and worldwide online and mobile gaming industries;
•the effect that economic, political or social conditions in Korea have on the revenue generated from our online or mobile game products and our results of operations;
•the effect that any global financial crisis or global economic recession will or may have on our business prospects, financial condition and results of operations; and
•our future business development and prospects, results of operations and financial condition.
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
ITEM 3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
ITEM 3.D. RISK FACTORS
You should carefully consider the risks described in this section, together with all of the other information included in this Form 20-F, in evaluating us and our shares. The following risk factors could adversely affect our business, financial condition, results of operations and the price of our shares.
Risk Factor Summary

The following is a summary of the principal risks discussed in greater detail in the following pages, that could materially and adversely affect our business, results of operations, cash flows, and financial condition.
Risks Relating to our Business
•We currently depend on our main game, Ragnarok Online, and games developed from Ragnarok Online, for a significant portion of our revenues.
•If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online and mobile games, our business, financial condition and results of operations may be materially and adversely affected.
•We may not be successful in making our mobile games profitable, and our profit margins from mobile games may be relatively lower than the profits we have enjoyed historically for online games.
•We depend on our overseas licensees for a portion of our revenues and rely on them to distribute, market, and operate our games and comply with applicable laws and government regulations.
•We operate in a highly competitive industry and compete against many large companies.
•To continue to be successful, we must leverage the global connectivity and distribution of mobile platforms and our relationships with mobile platform providers, which in many cases have the unilateral ability to amend their policies and terms and conditions for applications and developers.
•We publish games developed by third parties, which exposes us to a number of potential operational, legal and reputational risks.

•Unexpected network interruptions, security breaches or computer virus attacks could harm our business and reputation.
•Unauthorized use of our intellectual property rights by third parties and the expenses incurred in protecting our intellectual property rights may adversely affect our business.
•We may be subject to claims with respect to the infringement of intellectual property rights of others, which could result in substantial costs and diversion of our financial and management resources.
Risks Relating to our Company Structure
•GungHo, the licensee of our games in Japan, is our majority shareholder, which gives them control of our board of directors.
•We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and may rely on exemptions from certain corporate governance requirements.
Risks relating to our Regulatory Environment
•Our online and mobile operations and businesses are subject to laws, rules and regulations in the countries in which our games are distributed, such as Thailand, Taiwan, Korea, Japan, the United States and the Philippines, changes to which are difficult to predict, and uncertainties in interpretation and enforcement of the laws, rules, and regulations in such countries may limit the protections available to us.
•Our online and mobile games may be subject to governmental restrictions or ratings systems, which could delay or prohibit the release of new games or reduce the existing and potential scope of our user base.
•Restrictions and controls on currency exchange in Korea and in certain countries in which our games are distributed may limit our ability to effectively utilize revenues generated in Won to fund our business activities outside Korea or expenditures denominated in foreign currencies, and may limit our ability to receive and remit revenues effectively.
Risks relating to our Market Environment
•The global economy and markets where we operate may continue to be negatively impacted by the spread of coronavirus which may adversely affect our business and our financial results.
•Our businesses and partnerships may be affected by geopolitical tensions between China and the United States.
•Fluctuations in exchange rates could result in foreign currency exchange losses.

RISKS RELATING TO OUR BUSINESS
We currently depend on our main game, Ragnarok Online, and games developed from Ragnarok Online, for a significant portion of our revenues.

A significant portion of our revenues has been and is currently derived from Ragnarok Online and other games developed based on the contents of Ragnarok Online, including our mobile game, Ragnarok M: Eternal Love. In 2021 and 2020, we derived Won 72,177 million (US$ 60,726 thousand) and Won 84,581 million in revenues from Ragnarok Online, respectively, representing approximately 17.4% and 20.8% of our total revenues for such periods. We derived Won 314,282 million (US$ 264,416 thousand) and Won 300,551 million in revenues from the games developed based on the contents of Ragnarok Online in 2021 and 2020, respectively, representing approximately 75.9% and 74.0% of our total revenues for such periods. In 2021 and 2020, our mobile game, Ragnarok M: Eternal Love, represented 27.2% of our total revenues, or Won 112,486 million (US$ 94,638 thousand), and 43.6% of our total revenues, or Won 177,192 million, respectively. Ragnarok X: Next Generation, our mobile game, represented 30.5% of our total revenues, or Won 126,336 million (US$ 106,291 thousand), and 7.8% of our total revenues, or Won 31,844 million in 2021 and 2020, respectively.

Ragnarok Online has been on the market for twenty years and has reached maturity in most of our principal markets. The Company has continually maintained, improved and updated Ragnarok Online and developed new games based on Ragnarok Online. If we fail to maintain, improve, update or enhance Ragnarok Online in a timely manner or fail to successfully develop new games based on Ragnarok Online, this is likely to lead to a decline in the user base of games developed from the contents of Ragnarok Online, which in turn is likely to lead to a material decline in our subscription revenues, royalties and mobile revenue. This would likely materially and adversely affect our business, financial condition and results of operations.
If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online and mobile games, our business, financial condition and results of operations may be materially and adversely affected.
In order to grow our revenues and net income, we must retain our existing users and attract new users by developing, acquiring, licensing, launching, marketing, or operating other commercially successful online and mobile games. In addition to Ragnarok Online, we currently offer three other online games: Ragnarok Online II, Dragonica (which is also known as Dragon Saga in the United States, Canada and South America except for Brazil) and Ragnarok Prequel II. None of our other online games to date has proven to be as commercially successful as Ragnarok Online.
In 2021, mobile games represented 77.3% of our total revenues, with one mobile game, Ragnarok X: Next Generation, representing 30.5% of our total revenues. Mobile games are played on mobile devices and smartphones, including Google Android compatible phones, the Apple iPhone, other feature phones and tablet computers. Following a 2015 development agreement with Shanghai The Dream Network Technology Co., Ltd. (“Dream Square”) to develop and distribute two mobile games based on the contents of Ragnarok Online, we launched six mobile games developed by Dream Square (by itself and through certain third party subcontractors), all of which are based on the contents of Ragnarok Online. For additional information, see ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Mobile games.” Although we have achieved significant commercial success after publishing these mobile games in 2017, there is no guarantee that we will continue to be successful in the mobile game publishing business, and our revenues from mobile game publishing could decline over time.
Our revenues from mobile games increased by 7.3% to Won 320,164 million (US$ 269,365 thousand) in 2021 from Won 298,324 million in 2020. This was mainly due to a 296.7% increase in revenues from Ragnarok X: Next Generation to Won 126,336 million (US$ 106,291 thousand) in 2021 from Won 31,844 million in 2020, driven by new launching in Southeast Asia in June 2021. However, mobile revenue from customers in Korea decreased from Won 85,298 million in 2020 to Won 50,966 million in 2021, and mobile revenue from customers in the Taiwan decreased from Won 74,441 million in 2020 to Won 50,833 million in 2021. Although the decreases in mobile revenue in Korea and the Taiwan were more than offset by mobile revenue increases in other markets, such as Thailand, Japan and Malaysia, we may also experience declines in mobile game revenue from these or other markets in the future. A game’s commercial success largely depends on appealing to the tastes and preferences of a critical mass of users as well as the willingness of such users to purchase the game and/or in‑game items, and to continue as paying subscribers, all of which are difficult to predict prior to a game’s development and introduction. Developing games requires substantial development costs, including the costs of employing skilled developers and acquiring or developing game engines which enable the creation of games with the latest technological features. For us to continue to succeed, we must acquire, license or develop promising games at acceptable costs and ensure technical support for the successful operation of such games. The online and mobile gaming industries are highly competitive, and we may not be able to acquire, license or develop promising games at acceptable costs. In order to successfully distribute and operate a game, we also need a sizable game management and support staff, continued investment in technology and a substantial marketing budget.
In 2021 and 2022, we launched numerous mobile games in new markets including: Tera Classic in Japan; The Lord in Southeast Asia; The Labyrinth of Ragnarok globally except Japan and China; Ragnarok Labyrinth NFT in Southeast Asia; Ragnarok: Poring Merge globally except Japan and China; King of Darkness: Land of Traitors in the Middle East; CPBL Pro-baseball 2021 in Taiwan, Hong Kong and Macau; Ragnarok X: Next Generation in Southeast Asia; Ragnarok Origin in Japan, the United States and Canada; Ragnarok: The Lost Memories in Thailand, Singapore, Malaysia, the Philippines, North America and Brazil; Sadako M in Japan; NBA: Rise To Stardom in Japan; Milkmaid Of The Milky Way in Korea, Japan, Taiwan, Hong Kong and Macau; and Paladog Tactics in Korea. We cannot assure you that the games we develop or publish will be attractive to users or otherwise be commercially successful, launched as scheduled or able to successfully compete with games operated by our competitors. If we are not able to consistently develop, acquire, license, launch, market or operate commercially successful games, we may not be able to generate enough revenues to offset our initial development, acquisition, licensing and/or marketing costs and our business, financial condition, and results of operations may be materially and adversely affected.
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

Although we identified several material weaknesses in our internal control over financial reporting as of December 31, 2020, we remediated the material weaknesses during the year ended December 31, 2021, and our registered public accounting firm has issued an unqualified opinion on the internal controls over financial reporting as of December 31, 2021. However, we may in the future determine that we have a material weakness in our internal controls over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results in a timely manner or prevent errors or fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to loss of investor confidence in the reliability of our consolidated financial statements and could result in investigations or sanctions by the SEC, NASDAQ, or other regulatory authorities or in stockholder litigation. Any of these factors could ultimately harm our business and could adversely impact the market price of our ADSs. See ITEM 15. “CONTROLS AND PROCEDURES.”
We depend on our overseas licensees for a portion of our revenues and rely on them to distribute, market, and operate our games and comply with applicable laws and government regulations.
In certain markets, we license our games to overseas operators or distributors for license fees and royalty payments based on a percentage of revenues generated from our games in such markets. Overseas license fees and royalty payments generated from our mobile games represented 37.6% of our total revenues in 2021 and 11.4% of our total revenues in 2020, with 81.2% of our 2021 revenues from mobile game license fees and royalty payments attributable to license arrangements with Nuverse (Hong Kong) Limited (“Nuverse”). Under the applicable licensing contract, Nuverse is to provide the service for a term of two years commencing on the date of Ragnarok X: Next Generation's commercialization in Taiwan, Hong Kong, Macau and Southeast Asia, with an automatic one-year extension thereafter. Overseas license fees and royalty payments generated from our online games represented 2.6% of our total revenues in 2021 and 3.2% of our total revenues in 2020, with 82.0% of our 2021 revenues from online game license fees and royalty payments attributable to license arrangements with GungHo Online Entertainment Inc. (“GungHo”), which has been our largest shareholder and beneficially owns, as of the date hereof, 59.3% of our common shares.
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
Furthermore, compared with the online or console game genres, the mobile game market has relatively low barriers to entry because development of a mobile game requires relatively less time and personnel, due to the limitations of the devices on which mobile games are played such as screen size and processing power. Moreover, development tools for mobile games are easier to obtain and use, and open marketplaces, such as the Google Play Store and Apple’s App Store, enable developers to easily distribute mobile games to a large global audience. These major marketplaces recently announced plans to lower their fees and allow in-app third-party payment options as many of other marketplaces are growing fast. In addition, global game engine companies are offering game developers support programs to lower the barrier to entry. Therefore, we expect the number of mobile game developers to continually increase in the future and competition to become more intense. See ITEM 4.B. “BUSINESS OVERVIEW—COMPETITION.”
To continue to be successful, we must leverage the global connectivity and distribution of mobile platforms and our relationships with mobile platform providers, which in many cases have the unilateral ability to amend their policies and terms and conditions for applications and developers.
Our mobile games increasingly leverage the global connectivity and distribution of mobile platforms including Apple’s App Store for iOS devices and the Google Play Store for Android devices. Our games are distributed on these platforms and the virtual items we sell in our games are purchased using the payment processing systems of these platform providers. In 2021, 39.8% of our revenues were generated through third-party mobile platforms. We are subject to the standard policies and terms of service of these third party platforms, which govern the promotion, distribution and operation of games on the platform, and can be changed by the platform providers, in their sole discretion, at any time. Such changes may decrease the visibility or availability of our games, limit our distribution capabilities, prevent access to our existing games and reduce revenue we may recognize from in-game purchases, increase our costs to operate on these platforms or result in the exclusion or limitation of our games on such third party platforms. Any such changes could significantly harm our business in both the short-term and long-term. If we violate, or a platform provider believes we have violated, the terms of service for a platform, our access to the platform could be limited or discontinued, which may materially and adversely affect our business.
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

Joint venture and partnership arrangements may involve risks not otherwise present in investments made solely by us, including:
•we may not control the joint ventures or our partners;

•where we do not have substantial decision-making authority, we may experience impasses or disputes with our joint venture partners on certain decisions, which could require us to expend additional resources to resolve such impasses or disputes, including litigation or arbitration;

•our joint venture partners may become insolvent or bankrupt, fail to fund their share of required capital contributions or fail to fulfil their obligations as a joint venture partner;

•the arrangements governing our joint ventures may contain certain conditions or milestone events that may never be satisfied or achieved;

•our joint venture partners may have business or economic interests that are inconsistent with ours and may take actions contrary to our interests;

•we may suffer losses as a result of actions taken by our joint venture partners with respect to our joint venture investments;

•it may be difficult for us to exit a joint venture if an impasse arises or if we desire to sell our interest for any reason; and

•we may make capital investments in our joint ventures or partnership arrangements, which may limit our ability to apply our resources to other endeavors that we find attractive, or decide not to participate in capital investments with our joint venture partners which may result in the dilution of our ownership and corresponding impact to our decision-making authority and share of future profits or losses.

Our failure to address these risks or resolve any deadlock situations arising out of disagreements with our partners or other problems encountered in connection with our existing or future joint ventures or partnerships could cause us to fail to realize the anticipated benefits of such joint ventures or partnerships and could adversely affect our business, financial condition, results of operations and prospects. In addition, we may, in certain circumstances, be liable for the actions of our joint venture partners or other partners.

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
In 2021, we derived 77.8% of our revenues from online games and mobile games that were developed by third-party developers, 74.2% of which comprises revenues from mobile games developed by our key third-party developer Dream Square (by itself and through subcontracting to certain third-parties). Under our license agreements for these games, we rely on such third-party developers to provide game updates, enhancements and new versions; provide materials and other assistance in promoting the games; and resolve game programming errors and issues with intrusions. In particular, our key mobile game, Ragnarok M: Eternal Love, which represented 27.2% of our total revenues in 2021, was developed by Dream Square (by itself and through subcontracting to certain third-parties), as is the case of Ragnarok Origin and Ragnarok X: Next Generation, which represented 16.0% and 30.5%, respectively, of our total revenues in 2021.
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
Failure to maintain satisfactory performance, reliability, security and availability of our network infrastructure, whether maintained by us or by our licensees, may cause significant harm to our reputation and negatively impact our ability to attract and maintain users. Major risks relating to our network infrastructure include:
•any breakdowns or system failures, including from fire, flood, earthquake, hurricane or other natural disasters, power loss or telecommunications failure, resulting in a sustained shutdown of all or a material portion of our servers;
•any disruptions, failures or unscheduled service interruptions with data center hosting facilities managed by third party service providers, which may be due to unforeseen events that are beyond our control or the control of our third-party service providers;
•any disruption or failure in the national or international backbone telecommunications network, which would prevent users in certain countries in which our games are distributed from logging onto or playing our games for which the game servers are located in such countries; and
•any security breach caused by hacking, loss or corruption of data or malfunctions of software, hardware or other computer equipment and the inadvertent transmission of computer viruses.

“Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. For example, in March 2021, we experienced an unauthorized access to our database which resulted in an abnormal creation of Zeny, the main in-game currency of the Ragnarok universe over a period of five weeks. In response, we changed the password for the database, removed some of the malicious code identified, and adopted a tool that enables the detection of abnormal queries. No personal information was compromised as a result of this incident. In addition, in July 2021, we experienced another unrelated data security incident where certain users accessed our platform on vulnerable servers from Internet cafés and executed asp files containing backdoor malwares in order to cause illicit updates to be made to such users’ player data on our database. Upon learning of this incident, we located and blocked the relevant users whose player data was updated through the data manipulation. We have taken steps to ensure these security vulnerabilities have been patched in our systems, but we cannot guarantee that all vulnerabilities have been patched in every system upon which we are dependent or that additional critical vulnerabilities will not be discovered by hackers in the future. While these past incidents have not materially disrupted or damaged our systems or platforms or the performance of our business, there is no assurance that we can anticipate all evolving future attacks, viruses or intrusions, implement adequate preventative measures, or remediate any security vulnerabilities. Any mitigation or remediation efforts we may have to undertake in the future in response to any such attacks may also require the attention of management and expenditures of significant capital and human resources, which can result in a significant financial impact on our operations and financial results. In addition, we cannot ensure that any measures we take against hacking will be effective. A well‑publicized computer security breach could significantly damage our reputation and materially and adversely affect our business.

We host our servers at third-party data centers located in the U.S., Indonesia, Korea, Taiwan and Thailand. Given that we lease these data center spaces from third-party data center providers, we do not control the operations of these third-party facilities. Consequently, we have been, and may continue to be, subject to service disruptions, failures, unscheduled service interruptions or failures to provide adequate support for reasons which are beyond our control or the control of our third party service providers. All of our data center facilities and network infrastructure are vulnerable to damage or interruption from a variety of sources including earthquakes, floods, fires, power loss, system failure, computer vulnerabilities, physical or electronic break-ins, human errors, malfeasance or interference, including by employees, former employees, or contractors, terrorism and other catastrophic events. For example, on December 2, 2021, a fire broke out at our third-party data center hosting facility in Indonesia, IDC Indonesia, which services PT Gravity Game Link (“Gravity Game Link”), our 70%‑owned subsidiary in Indonesia. Although basic network infrastructure such as web servers, mails and virtual private networks (VPN) was restored within 48 hours, and all other services including download servers were restored on the third day after the fire, we experienced a temporary disruption in our services during this period due to continued outages. While all our data and servers were fully restored after the incident, and this incident did not result in a material adverse impact on our operating results, there can be no assurance that any such incidents which could cause an interruption in our services will not occur again. The disaster recovery arrangements and data redundancy plans of our Company and our third party service providers may not be adequate to account for disasters or similar events that may occur in the future and may not effectively permit us to continue operating in the event of any problems with respect to our systems or those of our third-party data centers or any other third-party facilities. If any such event were to occur to our business, our operations could be impaired and our business, financial condition, and results of operations may be materially and adversely affected.

We have been, may continue to be, subject to denial of service attacks that have caused, and could cause, portions of our network to be inaccessible for limited periods of time. For example, in March 2022, we experienced a distributed denial of service (“DDOS”) attack on the Amazon Web Services cloud platform, which we use for the Ragnarok Online service in Malaysia, Singapore and the Philippines. While this attack caused our service to be unstable intermittently for a period of two weeks, we were able to mitigate the attack by subscribing to AWS Shield, a DDOS protection service, and taking preventive measures. Although the attacks we have experienced did not cause material losses or damages, we cannot ensure you that any protective measures we have implemented, including those by our third party service providers, will be adequate or effective against future hacking efforts and that any such attacks in the future will not have a material adverse effect on our business, results of operations, financial condition, or prospects.
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
We collect, process, store and transmit personal information of game users worldwide for our global game service. Our business may be subject to a number of federal, state, local and foreign laws and regulations governing data privacy and security, including with respect to the collection, processing, storage, use, transmission and protection of personal information and other consumer data on the Internet and mobile platforms, the scope of which are continually changing and subject to differing interpretations, and which may be inconsistent among countries or otherwise in conflict with other laws or regulations. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other laws or regulations or our practices. Also, the failure to prevent or mitigate the loss of personal information data or other game user data, including as a result of breaches of our vendors’ technologies and systems, could expose us or our game users to a risk of loss or misuse of such information. Any such failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to players or other third parties, or our privacy-related legal obligations, including without limitation any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other player data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our players to lose trust in us, which may have an adverse effect on our business, reputation and results of operations. See ITEM 4.B. “BUSINESS OVERVIEW—LAWS AND REGULATIONS” for a detailed discussion regarding laws of Thailand, Taiwan, Korea, Japan, the United States and the Philippines that may materially impact our operations.
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
Since the commercialization of Ragnarok Online in August 2002, we have discovered that the server‑end software of Ragnarok Online has been unlawfully released on a consistent basis in most of the countries and markets in which Ragnarok Online has been offered. This enables unauthorized parties to set up local server networks to operate Ragnarok Online, which may result in the diversion of a significant number of paying users. We designate certain employees to be responsible for detecting such illegal servers. In Korea, we report offenders to the relevant enforcement authority for possible prosecution relating to crimes on the Internet. In markets outside of Korea, we cooperate with and rely on our licensees to seek enforcement actions against operators of illegal servers. For example, in December 2007 and June 2008, Gravity Interactive, Inc. (“Gravity Interactive”), our wholly owned subsidiary in the United States which manages Ragnarok Online game operations in the United States, petitioned the Federal Bureau of Investigation for remission or mitigation of forfeiture of the property of two illegal server operators of Ragnarok Online, which property was deemed proceeds of copyright infringement violations by the illegal server operators, and US$ 154,674.73 was returned to Gravity Interactive, Inc. in April 2011. We may incur considerable costs in the future in order to remedy software piracy of our server software and enforce our rights against the operators of unauthorized server networks.
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
We cannot be certain that our online and mobile games do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. We have in the past been and may in the future become subject to legal proceedings and claims from time to time relating to the intellectual property of other parties. For Example, in

November 2010, Gravity Interactive, which manages Dragonica game operations under the name Dragon Saga in the United States and Canada, THQ*ICE LLC, the former game distributor of Dragonica in the United States and Canada, and THQ Inc., the former joint venture partner of THQ*ICE LLC, were accused of trademark infringement. The owner of the registered trademark of Dragonica in the United States filed a lawsuit with the United States District Court for the Southern District of Florida seeking damages and any profits and gains to the defendants through the alleged trademark infringement. The lawsuit was settled in March 2012. If we are found to have violated the intellectual property rights of other parties, we may be enjoined from using such intellectual property rights, be required to pay penalties and fines and pay for the unauthorized use of such intellectual property, and may need to incur additional license fees or be forced to develop alternative technology or obtain other licenses. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. In addition, certain of our employees were recruited from other online and mobile game developers, including current and potential competitors. To the extent these employees have been and are involved in the development of our games that are similar to the games they helped develop at their former employers, we may become subject to claims that we or such employees have improperly used or disclosed trade secrets or other proprietary information. Although we are not aware of any pending or threatened claims of this type, if any such claims were to arise in the future, litigation or other dispute resolution procedures might be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources.
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
We are pursuing a number of growth and profit improvement strategies, including the following:
•distributing games developed in‑house;
•publishing games acquired from or developed by third parties through licensing arrangements;
•intellectual property licensing to or from third parties for game development;
•offering our games in countries where such games have not yet been launched;
•optimizing our marketing and research and development expenditures;
•cross‑selling our popular online games through other lines of businesses, such as mobile games, console games, animation and character merchandising;
•pursuing strategic relationships with game development and service companies; and
•strengthening localized services through the establishment of local subsidiaries in our major markets.
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
Although we believe that we may not have been a passive foreign investment company (“PFIC”) for taxable years 2017 through 2021, we believe that we were a PFIC for taxable years 2008 through 2016, and we may be a PFIC in future years. As a result of being a PFIC in prior years, and because of the possibility that we may have been a PFIC for taxable years 2017 through 2021, and may be a PFIC in future taxable years, U.S. investors could be subject to adverse U.S. federal income tax consequences.
The rules governing PFICs can have adverse consequences for U.S. investors for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. As discussed in ITEM 10.E. “TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS,” we believe that we may not have been a PFIC for taxable years 2017 through 2021, but we believe that we were a PFIC for taxable years 2008 through 2016, and we may be a PFIC in future years. The determination of whether we are a PFIC must be made annually after the end of each taxable year, and our PFIC status for each taxable year will depend on particular facts and circumstances (such as the composition of our income and assets, and the valuation of our assets, including goodwill and other intangible assets, which may be determined by reference to the market price of our ADSs) and may be affected by differing interpretations of the PFIC rules. In light of the foregoing, no assurance can be provided that we were not a PFIC for the taxable years 2017 through 2021 or that we will not become a PFIC in the current year or any future taxable year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for our past, current or future taxable years. Furthermore, if we are treated as a PFIC, and one or more of our subsidiaries are also treated as PFICs, U.S. Holders will be subject to the PFIC rules with respect to their indirect interests in those subsidiaries.
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
We held a total of Won 3,342 million (US$ 2,812 thousand) in intangible assets (comprising software, industrial property rights and other intangible assets) at December 31, 2021. See Note 9 to our consolidated financial statements included in this Annual Report. We test indefinite‑lived intangible assets at least annually for impairment, and more frequently if an event occurs or circumstances change so that the carrying amount may not be recoverable. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by our management. If such an adverse event occurs and has the effect of changing one of the critical assumptions or estimates related to the fair value of our intangible assets, an impairment charge could result. For example, in 2021 and 2020, we recognized impairment loss on intangible assets of Won 281 million and Won 115 million related to the game The Lord, Lost Saga and Dark Eden, respectively, and we have recognized other similar impairment losses during the past several years.
There can be no assurance that future reviews of intangible assets will not result in significant impairment charges. Although it does not affect cash flow, an impairment charge does have the effect of decreasing our earnings, assets and shareholders’ equity.
The value of our deferred tax assets could become impaired, which could materially and adversely affect our results of operations.
As of December 31, 2021, we had approximately Won 1,719 million (US$ 1,446 thousand) in net deferred tax assets. See Note 18 to our consolidated financial statements included in this Annual Report. These deferred tax assets include net operating loss carryforwards, tax credit carryforwards and temporary differences that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. Each year, we determine the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, historical operating results and expectations of future earnings. If we determine in the future that there is not sufficient positive evidence to support the valuation of these assets, due to the risk factors described herein or other factors, we may be required to further adjust the probability of realization to reduce our deferred tax assets. Such a reduction could result in material non-cash expenses in the period in which the probability of realization is adjusted and could have a material adverse effect on our results of operations.
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
RISKS RELATING TO OUR REGULATORY ENVIRONMENT
Our online and mobile operations and businesses are subject to laws, rules and regulations in the countries in which our games are distributed, such as Thailand, Taiwan, Korea, Japan, the United States and the Philippines, changes to which are difficult to predict, and uncertainties in interpretation and enforcement of the laws, rules, and regulations in such countries may limit the protections available to us.
The regulatory and legal regimes in many of the countries in which our games are distributed have yet to establish a sophisticated set of laws, rules or regulations designed to regulate the online and mobile game industries. However, in many of our principal markets, such as Thailand, Taiwan, Korea, Japan, the United States and the Philippines, legislators and regulators have implemented or indicated their intention to implement laws, rules and regulations with respect to issues such as user privacy, defamation, pricing, advertising, taxation, foreign ownership limitations, promotions, financial market regulation, consumer protection, content regulation, quality of products and services, and intellectual property ownership and infringement that may directly or indirectly impact our activities. The impact of such laws, rules and regulations on our business and results of operations is difficult to predict as many such laws, rules and regulations are constantly changing. However, as we might unintentionally violate such laws, rules and regulations, or such laws, rules or regulations may be modified, and new laws, rules and regulations may be enacted in the future, any such developments, or developments stemming from enactment or modification of other laws, rules or regulations, could increase the costs of regulatory compliance, force changes in business practices or otherwise have a material adverse effect on our business, financial condition and results of operations. Further, if the cost of regulatory compliance increases for our licensees as a result of regulatory changes, our licensees may seek to reduce royalties and license fees payable to us, which may materially and adversely affect our business, financial condition and results of operations. See ITEM 4.B. “BUSINESS OVERVIEW—LAWS AND REGULATIONS” for a discussion regarding the laws of Thailand, Taiwan, Korea, Japan, the United States and the Philippines that may materially impact our operations.
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
RISKS RELATING TO OUR MARKET ENVIRONMENT
The global economy and markets where we operate may continue to be negatively impacted by the spread of coronavirus which may adversely affect our business and our financial results.
Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (“COVID-19”) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to more than 200 countries and infections have been reported globally, including to countries in which we operate or derive a significant amount of our revenue. Notwithstanding the development and rollout of COVID-19 vaccines from late 2020, variants of COVID-19 have developed and continue to develop. In response, governments and other parties in affected areas have imposed restrictive measures designed to contain the outbreak, including but not limited to business closures, restrictions on non-essential business activity, travel restrictions, quarantines and the implementation of social distancing and other measures, which have had and are expected to continue having adverse impacts on the global economy causing reductions in economic activity levels.

The extent to which COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, the emergence of COVID-19 variants, the effectiveness of vaccines, the speed of the vaccine rollout, new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. In particular, the continued spread of COVID-19 globally and the implementation of further national or local lockdowns or other restrictive measures in response could adversely impact consumer appetite for our products, the availability of staff and employees, sales and marketing operations, and the timeline for the development of new games or updates of existing games, and could have an adverse impact on our business and our financial results. For example, some international game exhibitions, such as G-STAR 2021 in Korea and the Taipei Game Show (“TGS”) 2022 in Taiwan, were held both online and offline with the number of offline attendees limited due to the pandemic. Another international game exhibition, Gamescom in Germany, was replaced for two consecutive years in 2020 and 2021 by digital-only events, due to COVID-19 concerns.
Our businesses and partnerships may be affected by geopolitical tensions between China and the United States.
In recent years, there has been a deterioration in the relationship between China and the United States which has resulted in intense potential conflicts between the two countries in trade, technology, finance and other areas, and this has led to greater uncertainties in the geopolitical situations in other parts of the world affecting China, Chinese companies and companies that have business relationships with Chinese companies. For example, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of Chinese technology companies. The United States has also threatened to impose further sanctions, trade embargoes, and other heightened regulatory requirements. Most recently, in August 2020 and 2021, former U.S. President Donald Trump issued Executive Orders 13942, 13943 and 13971, setting forth restrictions on persons subject to U.S. jurisdiction from entering into certain transactions within the U.S. involving TikTok, WeChat and WeChat Pay and eight other Chinese-linked communications and financial technology software applications. The U.S. District Court for the District of Columbia enjoined enforcement of the EO 13942 restrictions on September 19, 2020 and the U.S. District Court for the Northern District of California enjoined enforcement of the EO 13943 restrictions on September 27, 2020. Although President Biden issued Executive Order 14034 on June 9, 2021 (the “EO 14034”) revoking these three Trump administration executive orders, the EO 14034 reaffirms that apps designed, developed, manufactured or supplied by “foreign adversaries” may present national security concerns, particularly with regard to access by persons owned, controlled, or subject to the jurisdiction of “foreign adversaries,” including China.
Revenue originating from the United States represented approximately 5.1% of our 2021 revenue. In addition, we maintain agreements with Chinese entities for distribution of our products in China and elsewhere in Asia. Accordingly, any further deterioration of US-China relations or further sanctions involving Chinese companies with whom we may do business may be detrimental and have an adverse impact on our business.
Our businesses may be adversely affected by developments affecting the economies of the countries in which our games are distributed.
Our future performance will depend in large part on the economic growth of our principal markets. Our top geographic markets in terms of 2021 revenues were Thailand, Taiwan, Korea and Japan representing 22.8%, 18.7%, 17.8% and 9.7%, respectively, of our total revenues in 2021. Accordingly, our business, prospects, financial condition and results of operations are subject to the economic, political, legal and regulatory conditions, and developments in these countries and markets. Adverse economic developments in such markets may have an adverse effect on the number of our users and our revenues and have a material adverse effect on our results of operations.
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
In most of the countries in which our games are distributed, the revenues generated by our overseas licensees or subsidiaries are denominated in local currencies, which include, among others, the NT dollar, the Japanese Yen, the U.S. dollar, the Euro, the Thai Baht and the Chinese Yuan. In 2021, approximately 82.2% of our revenues were denominated in currencies other than Won, primarily in the Thai Baht, NT dollar, the Japanese Yen, US dollar and the Philippines Peso. As the revenues denominated in currencies other than the U.S. dollar, the Japanese Yen and the Euro are converted into the U.S. dollar for remittance of monthly royalty payments to us, any depreciation of the local currencies against the U.S. dollar will result in reduced license fees and monthly royalty payments in U.S. dollar terms and may materially and adversely affect our financial condition and results of operations.
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
As of December 31, 2021, we have not entered into any outstanding foreign currency forward exchange contract. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost‑effective manner, or at all.
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

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. In recent years, three inter-Korean summits were held in April, May and September of 2018, respectively, and summits between the United States and North Korea were also held in June 2018 and in February and June 2019 (held at the Korean Demilitarized Zone). The United States-North Korea meeting in February 2019 ended abruptly and without an agreement after the United States refused to lift sanctions until North Korea relinquished all of its nuclear weapons. In June 2019, the United States and North Korea had another one-day summit at the Korean Demilitarized Zone, following which both sides announced a resumption of denuclearization talks. However, North Korea has since resumed its missile testing, heightening tensions, and the outlook of such discussions remains uncertain. As such, there can be no assurance that the level of tension on the Korean peninsula will not escalate further in the future. Any such further increase in tensions, which may occur, for example, if North Korea experiences a leadership or economic crisis, high-level contacts between Korea and North Korea break down or further military hostilities occur, could have a material adverse effect on the Korean economy and on our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our ADSs.
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
Under the terms of our deposit agreement, holders of our common shares may deposit such shares with the depositary’s custodian in Korea and obtain ADSs, and holders of our ADSs may surrender the ADSs to the depositary and receive our common shares. However, to the extent that a deposit of common shares exceeds the difference between:
•the aggregate number of common shares we have consented to be deposited for the issuance of ADSs (including deposits in connection with offerings of ADSs and stock dividends or other distributions relating to ADSs); and
•the number of common shares on deposit with the custodian for the benefit of the depositary at the time of such proposed deposit, such common shares will not be accepted for deposit unless (i) our consent with respect to such deposit has been obtained or (ii) such consent is no longer required under Korean laws and regulations or under the terms of the deposit agreement.
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
Such exceptions include an offering of new shares, pursuant to a resolution of the Board of Directors:
•through a general public offering, of no more than 50% of the total number of issued and outstanding shares;
•to the members of the employee stock ownership association;
•upon exercise of a stock option in accordance with our articles of incorporation;
•in the form of depositary receipts of no more than 50% of the total number of issued and outstanding shares;
•to induce foreign direct investment necessary for business in accordance with the Foreign Investment Promotion Act of Korea, of no more than 50% of the total number of issued and outstanding shares;
•to the extent not exceeding 50% of the total number of issued and outstanding shares, to domestic or overseas financial institutions, corporations, or individuals for the purpose of raising funds on an emergency basis;
•to certain companies under joint venture arrangements; or
•in a public offering or the new shares are underwritten by underwriters for the purpose of listing such shares on any stock exchange, to the extent not exceeding 50% of the total number of issued and outstanding shares.
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
Recent developments relating to our organizational structure include the establishment of Gravity Game Hub PTE., Ltd., a 100%-owned subsidiary in Singapore in January 2021. Gravity Entertainment Corporation was fully liquidated in July 2020 given its focus on animation. Our local branch in Taiwan was fully liquidated in July 2021 given that we now have a 100%-owned Taiwanese based subsidiary, Gravity Communications Co., Ltd (“Gravity Communications”). In January 2022, Gravity Game Vision Limited (“Gravity Game Vision”), a 100%-owned subsidiary, was established in Hong Kong.
Our registered office is located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea. Our telephone number is (822) 2132‑7000. Our main Web site is at http://www.gravity.co.kr. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. That address is http://www.sec.gov.
ITEM 4.B. BUSINESS OVERVIEW
OVERVIEW
Gravity is an online and mobile games developer and publisher based in Korea. We generate revenue from online games, mobile games and other sources (including character based merchandise and animation). Our historical principal product, Ragnarok Online, is an online game which is available in 91 markets. Revenues from Ragnarok Online decreased in 2021, representing 17.4% of our total revenues for the year ended December 31, 2021, compared to 20.8% of our total revenues in 2020. This decrease was primarily due to decreased revenue from Ragnarok Online in Thailand re-launched in May 2020.

Our focus on mobile games has increased in recent years, and mobile games represented 77.3% of our total revenues for the year ended December 31, 2021. Our principal mobile games, Ragnarok X: Next Generation, Ragnarok M: Eternal Love and Ragnarok Origin accounted for 30.5%, 27.2% and 16.0%, respectively, of our total revenues for the year ended December 31, 2021. In 2020, Ragnarok M: Eternal Love accounted for 43.6% of our total revenues. We intend to continue to diversify our product offering by developing online and mobile games in house or through outsourcing as well as publishing additional games developed by third parties.
Our main geographic markets in terms of revenues for the year ended December 31, 2021 were Thailand, Taiwan, Korea and Japan.
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
__________________
Notes:
(1)The actual date of commercial launch of games in each jurisdiction is dependent on a variety of factors, including technical viability and durability, availability of in‑house development capability, market conditions, beta testing results and availability of licensing partners, among others.
(2)MMORPG is an abbreviation for Massively Multiplayer Online Role-Playing Game.
(3)Dragonica is commercially offered in the United States, Canada and South America except for Brazil under the name Dragon Saga.
(4)We acquired an aggregate of 50.83% equity interest in Gravity Games Corporation (“Gravity Games”), formerly known as Barunson Interactive, which developed Dragonica, on October 21, 2010, and subsequently increased our ownership in Gravity Games to 85.5% in August 2013. Due to the liquidation of Gravity Games, Gravity took over Dragonica IP.
(5)Dragonica was initially launched in China in February 2009 followed by certain other countries and markets under license agreements between Gravity Games and local publishers before our acquisition of Gravity Games.
(6)We began commercially offering Ragnarok Prequel II in Taiwan, Hong Kong and Macau in June 2019 and will discontinue the service on June 4, 2022.
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

Ragnarok Online was first commercially launched in August 2002 and, as of March 31, 2022, was commercially offered in 91 markets. See ITEM 4.B. “BUSINESS OVERVIEW—OUR MARKETS—Online Games.” Ragnarok Online represented 17.4% of our total revenues or Won 72,177 million (US$ 60,726 thousand) in 2021, compared with 20.8% of our total revenues or Won 84,581 million in 2020. Gravity, either directly or through a subsidiary, operates Ragnarok Online in each geographic market other than Japan, Vietnam, Europe, Russia/CIS and China, where a third-party licensee operates the game. In markets where we or our subsidiary operates Ragnarok Online, our revenues are generated through subscription fees, and in markets where a third-party licensee operates the game, our revenues are generated through royalties or licensing fees.
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
The table below provides, for the periods indicated, the peak concurrent users and average concurrent users of Ragnarok Online since the first quarter of 2019, in each of our principal markets for Ragnarok Online.

		1Q 19	2Q 19	3Q 19	4Q 19	1Q 20	2Q 20	3Q 20	4Q 20	1Q 21	2Q 21	3Q 21	4Q 21	1Q 22
Japan	PCU(1)	9,805	10,369	9,157	7,797	9,154	9,192	12,754	11,936	8,973	9,034	9,641	7,152	6,920
	ACU(2)	4,454	4,443	3,546	3,249	3,977	4,226	4,180	5,354	4,284	3,760	4,226	2,792	3,010
Korea	PCU	5,122	6,909	5,201	5,390	8,067	7,337	7,646	7,091	5,210	6,138	4,269	5,524	5,697
	ACU	3,113	3,500	3,004	3,268	4,014	3,950	4,209	3,666	2,882	3,479	2,589	3,033	3,293
Thailand(3)	PCU						103,335	89,969	33,658	24,076	34,214	23,326	13,931	13,261
	ACU						45,753	38,039	14,743	11,841	15,340	10,288	5,841	5,627
USA/ Canada	PCU	3,292	3,437	3,428	2,294	6,756	8,561	7,064	5,114	3,463	3,140	3,244	2,500	1,839
	ACU	2,596	2,663	2,813	2,212	4,197	5,719	4,495	3,353	2,807	1,970	2,230	1,311	1,183
Taiwan/ Hong Kong/ Macau	PCU	13,028	12,466	18,783	17,875	16,974	20,555	18,708	20,898	21,072	25,845	24,729	18,960	22,490
	ACU	6,220	6,804	10,012	9,409	9,718	11,492	10,895	12,259	12,491	12,640	13,555	10,780	12,418
__________________
Notes:
(1)“PCU,” or peak concurrent users, represents the highest number of users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.
(2)“ACU,” or average concurrent users, represents the average number of concurrent users of Ragnarok Online during the specified time period as recorded on the servers for the various countries.
(3)Ragnarok Online was relaunched in Thailand on May 28, 2020.
We believe that the number of users as measured by PCU or ACU (i) is a measure of our active user base and (ii) is correlated with revenues, as revenues from an online game depend on the number of users as well as time spent playing the game. PCU and ACU associated with, and revenues generated from, Ragnarok Online have decreased largely because user preferences are shifting to mobile games, where we have an increased focus. PCU and ACU are non‑financial variables and the data presented has not been audited or reviewed. Other companies may determine PCU or ACU differently than we do.

The following table provides a breakdown of the revenues generated by Ragnarok Online in certain key markets for the periods indicated:

Revenue Type	Country	2021	2021(1)		2020	2019
		(In millions of Won and thousands of US$)
Online games—subscription revenue	Thailand(2)	₩ 26,866	US$	22,603	₩ 36,332	₩ —
	Taiwan/Hong Kong/Macau	25,930	21,816		23,422	16,989
	Korea	4,429	3,726		6,004	6,211
	United States/Canada(3)	2,089	1,758		3,390	1,386
	Brazil	1,854	1,560		1,988	2,031
	Indonesia(4)	517	435		664	470
	Subtotal	61,685	51,898		71,800	27,087

Online games—royalties and license fees	Japan	9,009	7,580		9,141	9,337
	The Philippines	324	273		618	364
	Indonesia(4)	—	—		—	63
	Europe	266	224		166	50
	Thailand	—	—		135	760
	Other(5)	893	751		2,721	351
	Subtotal	10,492	8,828		12,781	10,925
	Total	₩ 72,177	US$	60,726	₩ 84,581	₩ 38,012
__________________
Notes:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,188.59 to US$ 1.00, the noon buying rate in effect on December 30, 2021 as certified by the Federal Reserve Bank of New York for customs purposes.
(2)Ragnarok Online game service in Thailand by our former licensee Electronics Extreme Ltd ceased on May 27, 2020. The revenues generated from Thailand on or before May 27, 2020 are shown as “Online games—royalties and license fees—Thailand” and those revenues generated by Gravity Game Tech Co., Ltd. (“Gravity Game Tech”) since May 28, 2020 are shown as “Online games—subscription revenue—Thailand.”
(3)Includes subscription and other types of game revenues managed by Gravity Interactive, Inc. and generated in countries other than the United States and Canada. Such revenues from other countries constitute an immaterial portion of the revenues recorded as subscription revenues from the United States and Canada.
(4)Ragnarok Online game service in Indonesia by our former licensee PT Laut Angkasa Impian ceased on September 10, 2019. The revenues generated from Indonesia on or before September 10, 2019 are shown as “Online games—royalties and license fees—Indonesia” and those revenues generated by PT Gravity Game Link (“Gravity Game Link”) since September 11, 2019 are shown as “Online games—subscription revenue—Indonesia.”
(5)Gravity collaborated with Garena Online Private Limited to launch a mobile game called “Garena Free Fire”, which represented a one-off event. The revenue of Won 2,066 million generated from Singapore in May 2020 is shown as “Online games —royalties and license fees—Other.”
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

On December 27, 2017, we launched Ragnarok Zero, a new version of Ragnarok Online, in Korea. New game features were introduced for Ragnarok Zero, such as updated quests, improved user interface, premium character service and new item upgrade systems. Ragnarok Online Classic, a new server of Ragnarok Online, was launched in Thailand on October 28, 2021. The game is based on the original Ragnarok Online, which was first released in 2003, and features new user interface, premium character service and upgraded content. On December 15, 2021, we launched Ragnarok Retro, a new server of Ragnarok Online, in Indonesia. Ragnarok Retro features classic and upgraded characters, stories and game items from the original Ragnarok Online launched in 2003.
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
We develop mobile games either in-house or through outsourcing to third party developers, and we also publish mobile games licensed from third parties. In contrast to online games, the life cycle of a mobile game is relatively short and generally lasts from six to twenty-four months while reaching its peak popularity within the first three months of its introduction, though it varies by genre. As a result, we generate a significant portion of our mobile games revenue from the games that have been released within the recent twelve months.

The following table sets forth each of the mobile games that we have released since January 2021.

Title	Genre	Service Area	Date of Commercial Launch
Tera Classic	MMORPG	Japan	January 2021
The Lord(1)	SRPG	Southeast Asia (Except Indonesia) Indonesia	February 2021 September 2021
The Labyrinth of Ragnarok(2)	Time Effective MMORPG	Global (Except Taiwan, Hong Kong, Macau, China and Japan) Taiwan, Hong Kong and Macau	March 2021 August 2021
Ragnarok: Poring Merge(3)	Time Effective RPG	Global (Except Japan and China)	April 2021
King of Darkness: Land of Traitors(4)	SLG	Middle East	April 2021
CPBL Pro-baseball 2021	Sports	Taiwan, Hong Kong and Macau	June 2021
Ragnarok X: Next Generation	MMORPG	Southeast Asia (Except Vietnam) Vietnam	June 2021 September 2021
Ragnarok Origin	MMORPG	Japan the United States and Canada	June 2021 November 2021
Ragnarok: The Lost Memories(5)	Cinematic Newtro Story RPG	Thailand Philippines, Singapore and Malaysia North America and Brazil	August 2021 December 2021 January 2022
Sadako M	Adventure	Japan	October 2021
NBA: Rise To Stardom	Sports	Japan	November 2021
Milkmaid Of The Milky Way	Point&Click Adventure	Korea, Japan, Taiwan, Hong Kong and Macau	March 2022
Paladog Tactics	SRPG	Korea	March 2022
__________________
Notes:

(1)The Lord game service in Southeast Asia (except Indonesia) ceased on February 28, 2022, and in Indonesia on March 2, 2022.

(2)The Labyrinth of Ragnarok game service in Southeast Asia ceased on March 16, 2022 and was relaunched as a blockchain technology-based play-to-earn (“P2E”) game featuring in-game NFT items in Southeast Asia on April 27, 2022.
(3)Ragnarok: Poring Merge will be updated with the P2E feature and in-game NFT items in Southeast Asia in the first half of 2022.
(4)King of Darkness: Land of Traitors game service ceased in the Middle East on July 30, 2021.
(5)We commenced our online service for Ragnarok: The Lost Memories on Steam in Global on April 12, 2022.

The following are revenues generated from our mobile games business for the periods indicated:

Revenue Type	Country	2021	2021(1)		2020	2019
		(In millions of Won and thousands of US$)
Mobile games— micro transaction revenue	Korea	₩ 49,798	US$	41,897	₩ 84,428	₩ 20,981
	Taiwan	23,906	20,113		42,593	31,912
	Malaysia	19,359	16,287		22,880	13,416
	United States	17,241	14,505		17,040	53,242
	Thailand	14,235	11,976		22,613	61,214
	The Philippines	13,337	11,221		23,313	30,627
	Indonesia	3,629	3,053		10,241	21,659
	Other(2)	23,141	19,470		28,852	46,204
	Subtotal	164,646	138,522		251,960	279,255

Mobile games— royalties and license fees	Thailand	53,357	44,891		—	—
	Taiwan	26,928	22,655		31,848	—
	Japan	26,559	22,345		11,730	18,061
	Malaysia	10,882	9,155		—	—
	The Philippines	6,693	5,631		—	—
	Indonesia	5,198	4,373		—	161
	Other(3)	25,901	21,792		2,786	4,426
	Subtotal	155,518	130,842		46,364	22,648
	Total	₩ 320,164	US$	269,364	₩ 298,324	₩ 301,903
__________________
Notes:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,188.59 to US$ 1.00, the noon buying rate in effect on December 30, 2021 as certified by the Federal Reserve Bank of New York for customs purposes.
(2)Other primarily comprises Singapore, Brazil, Europe and Oceania.
(3)Other primarily comprises Singapore, Hong Kong, Europe and China.
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
For the year ended December 31, 2021, Ragnarok M: Eternal Love represented 27.2% of our total revenues or Won 112,486 million (US$ 94,638 thousand), compared with 43.6% of our total revenues or Won 177,192 million in 2020.
Ragnarok X: Next Generation
Ragnarok X: Next Generation is a MMORPG we offer in Taiwan, Hong Kong, Macau and Southeast Asia. The game was developed by Gravity and Dream Square and we licensed Nuverse to commence the service in Taiwan, Hong

Kong and Macau in October 2020, Southeast Asia (except Vietnam) in June 2021 and Vietnam in September 2021. See Item 3.D. “RISK FACTORS—RISKS RELATING TO OUR MARKET ENVIRONMENT—Our businesses and partnerships may be affected by geopolitical tensions between China and the United States.
For the year ended December 31, 2021, Ragnarok X: Next Generation 30.5% of our total revenues or Won 126,336 million (US$ 106,291 thousand), compared with 7.8% of our total revenues or Won 31,844 million in 2020.
Ragnarok Origin
Ragnarok Origin is a MMORPG which we offer in Korea, Japan, the United States and Canada. The game was developed by Gravity and Dream Square, together with co-developer Shanghai Rexue Network Technology Co., Ltd. We commenced our service for Ragnarok Origin in Korea in July 2020, Japan in June 2021 and the United States and Canada in November 2021.
For the year ended December 31, 2021, Ragnarok Origin represented 16.0% of our total revenues or Won 66,385 million (US$ 55,852 thousand), compared with 17.1% of our total revenues or Won 69,334 million in 2020.
Other games and game‑related products and services
Other games
In addition to developing and publishing online games and mobile games, which is our primary business, we also provide games for gaming consoles (including handheld gaming consoles), such as the Nintendo, Xbox and the PlayStation series. Console games are distributed in the form of a disc or cartridge (game card), or downloaded directly to a console through the Internet.
The following table sets forth the console games we have released.

Title	Genre	Platform	Release Date
Ragnarok DS	Role playing	Nintendo DS	December 2008
Ragnarok: The Princess of Light and Darkness	Tactical role playing	PlayStation Portable	October 2011
Ragnarok Odyssey	Role playing	PlayStation Vita	February 2012
Double Dragon II	Action	Xbox 360	April 2013
Ragnarok Odyssey Ace	Role playing	PlayStation Vita	August 2013
Ragnarok Odyssey Ace	Role playing	PlayStation 3	April 2014
GRANDIA HD Collection	Role playing, Adventure	Nintendo Switch	October 2021
We also provide games for IPTV. In September 2008, we entered into a licensing agreement with ICONIX, Co, LTD., or “ICONIX,” to develop and publish Pororo Game, an IPTV game based on ICONIX’s 3D TV animation series “Pororo: The Little Penguin.” We commercially launched Pororo Game in September 2009. Our licensing agreement with ICONIX has been renewed annually since its inception including, most recently, in September 2020. In January 2018, we entered into a licensing agreement with CJ ENM Corporation or “CJ ENM” to develop and publish an IPTV Game based on CJ ENM’s animation series, “The Haunted House.” We commercially launched the game in May 2019.
The amount of revenues from console and IPTV games represented less than 1% of our total revenues in each of 2021 and 2020.
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

The amount of revenues from game character merchandising represented less than 1% of our total revenues in 2021 and in 2020.
Other services
In addition to its core mobile game business, Gravity NeoCyon, Inc. (“Gravity NeoCyon”) provides system development and maintenance services as well as system integration services to third parties. The amount of revenues from such other services represented 4.2% of our total revenues or Won 17,196 million (US$ 14,468 thousand) for the year ended December 31, 2021, compared with 4.4% of our total revenues or Won 17,923 million in 2020.
OUR MARKETS
Our biggest geographic markets in terms of revenue for the year ended December 31, 2021 were Thailand, Taiwan, Korea and Japan. The following table sets forth a summary of our consolidated statement of operations showing revenues by geographic area for the periods indicated and the percentage represented by such revenues for the year ended December 31, 2021.

	Year Ended December 31,
Country	2021		2021(1)		2020	2019
	(In millions of Won and thousands of US$, except percentages)
Thailand	₩ 94,475	22.8%	US$	79,485	₩ 59,086	₩ 62,043
Taiwan	77,462	18.7%	65,171		100,049	52,118
Korea	73,751	17.8%	62,049		109,895	45,273
Japan	40,259	9.7%	33,871		22,500	28,469
Malaysia	30,422	7.3%	25,595		23,121	13,511
United States/Canada (2)	20,894	5.1%	17,579		20,659	55,062
The Philippines	20,173	4.9%	16,972		23,690	30,951
Indonesia	10,723	2.6%	9,022		12,729	22,355
Others	45,779	11.1%	38,516		34,224	51,185
Total	₩ 413,938	100.0%	US$	348,260	₩ 405,953	₩ 360,967
__________________
Notes:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won  1,188.59 to US$ 1.00, the noon buying rate in effect on December 30, 2021 as certified by the Federal Reserve Bank of New York for customs purposes.
(2)Revenues in the United States and Canada, as shown on this table, also include subscription and other types of game revenues generated in other countries managed by Gravity Interactive. Such revenues from other countries constitute an immaterial portion of the revenues recorded as subscription revenues from the United States and Canada.
Online games
We manage and distribute (directly or through our subsidiaries) online game operations in Korea, Thailand, Taiwan, Hong Kong and Macau, the United States, Canada, Brazil, Indonesia, the Middle East, the Philippines, Singapore and Malaysia, and we work with licensees to manage and distribute our games in other markets. Our licensees pay us an initial license fee and/or ongoing royalty payments based on a percentage of revenues generated from subscription fees and/or micro transactions of the game they service in the respective overseas markets. In addition, if the license agreement is renewed, we typically negotiate a renewal license fee. The license agreements may be terminated in the event of bankruptcy or a material breach by either party, including, in our case, in the event the licensee fails to pay royalty fees in a timely manner.
Ragnarok Online is commercially offered in the 91 countries and markets, including Japan, Taiwan, Hong Kong and Macau, the United States, Canada, Thailand, the Philippines, Singapore, Malaysia and others. We or our subsidiaries manage the distribution of Ragnarok Online in each market other than in Japan, China, Russia/CIS and 37 European countries and markets. In each of these markets, local licensees publish Ragnarok Online. The following table lists the overseas countries and markets in which Ragnarok Online is commercially offered through our licensees, the names of the licensees, the dates of the license agreements, and the commercial launch dates and expiry dates of the license agreements.

Country	Licensee	Date of License Agreement	Date of Commercial Launch	Date of Expiry
Japan	GungHo Online Entertainment, Inc.	July 2002	December 2002	September 2023
Europe(1)	Innova Intellectual Properties SARL	August 2019	April 2004	September 2023
China(2)	Shanghai TA REN Network Technology Co., Ltd.	October 2016	February 2013	December 2021
	Shanghai BING KUAI Network Technology Co., Ltd.	January 2022		January 2024
The Philippines(3)	Electronics Extreme Ltd.	January 2017	September 2003	December 2021
Singapore/Malaysia(3)	Electronics Extreme Ltd.	January 2017	April 2004	December 2021
Russia and CIS(4)	Innova Intellectual Properties SARL	February 2018	March 2007	August 2022
Vietnam(5)	VTC Technology and Digital Content Company	June 2019	July 2021	December 2022
__________________
Notes:
(1)Represents game operations in France, Belgium, the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark, Spain, Austria, Bulgaria, Cyprus, Czech Republic, Germany, Greece, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Switzerland, Andorra, Estonia, Iceland, Kosovo, Latvia, Liechtenstein, Lithuania, Monaco, San Marino and Vatican. Ragnarok Online was initially launched in Germany, Austria, Switzerland, Italy and Turkey with a different licensee in April 2004.
(2)Ragnarok Online was initially launched in China with a different licensee in February 2013. A license agreement entered into on October 1, 2016 with our previous licensee in China, Shanghai TA REN Network Technology Co., Ltd. (“Shanghai TA REN”) expired on December 31, 2021. On January 1, 2022, we entered into a new licensing agreement with Shanghai BING KUAI Network Technology Co., Ltd. (“BING KUAI”), a subsidiary of Shanghai TA REN, under which BING KUAI will continue to provide the service of Ragnarok Online. The term of this new licensing agreement is for one year with an automatic one-year extension thereafter.
(3)Electronics Extreme Ltd. relaunched Ragnarok Online in the Philippines, Singapore and Malaysia in June 2017, November 2017 and November 2017, respectively. Ragnarok Online was initially launched with different licensees in the Philippines in September 2003 and in Singapore and Malaysia in April 2004. In December 2021, the distribution of Ragnarok Online was transferred to Gravity Game Hub PTE., Ltd. (“Gravity Game Hub”), a subsidiary in Singapore.
(4)Ragnarok Online was initially launched in Russia and CIS with a different licensee in March 2007.
(5)Ragnarok Online was initially launched in Vietnam with VTC Technology and Digital Content Company as co-publishers.
Mobile games
With respect to mobile games, as of April 28, 2022, we directly manage the distribution of each of Ragnarok M: Eternal Love (other than in Japan and China, where we work with a third-party licensee), and Ragnarok Origin in Korea, the United States and Canada.

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
In markets where we work with third-party licensees, such licensees develop, after consultation with us, a retail pricing structure for the users of the game they service in their respective markets. The pricing structure for Ragnarok Online in Thailand, Korea, Japan, the United States and Canada, Taiwan, Hong Kong and Macau, Singapore, Malaysia and the Philippines are set forth below.
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
Micro‑transaction model
We have been directly providing Ragnarok Online in Thailand since May 28, 2020. We have applied a micro-transaction model for users in Thailand which allows users to buy game items in the price range between THB 1 and THB 690. The following table sets forth our basic pricing for points of Ragnarok Online in Thailand as of December 31, 2021.

Points	Retail Price
10 point	฿	1.00
Korea
Individual PC account users in Korea can choose from a number of alternative payment options, including charges made through mobile or fixed telephone service provider payment systems, prepaid cards, gift certificates, online credit card payments and bank transfers, to buy G Cash which can be used for any games we offer and convert G Cash to RO Points, the currency of the money used in Ragnarok Online which enable them to buy game items. Internet café subscribers make payments through credit card or bank transfers. We pay a commission for payment processing ranging from 1.4% to 2.8% or Won 200 per transaction to third parties who bear the delinquency risk associated with payments from users.

Subscription‑based fee model
The subscription‑based fee model is currently applied only to Internet cafés and not individual PC users in Korea. The following table sets forth our published pricing plans for Internet cafés in Korea for Ragnarok Online access as of December 31, 2021.

Hours(1)	Flat Fee per PC
300 hours	₩ 69,300
600 hours	138,600
1,000 hours	231,000
2,000 hours	462,000
__________________
Note:
(1)Actual hours may vary depending on additional bonus hours we offer in proportion to hours purchased by the subscriber.
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
Micro‑transaction model
We have applied a micro‑transaction model in Japan since December 2006. Game users buy GungHo Shop Points which enable them to buy game items or directly buy game items from the mobile item shop. The price range of the game items is between JPY 50 and JPY 2,000. The following table sets forth our licensee’s published basic pricing for GungHo Shop Points in Japan as of December 31, 2021.

Points	Retail Price(1)
10,000 points	¥1,000
21,000 points	2,000
32,500 points	3,000
55,000 points	5,000
112,000 points	10,000
___________________
Note:
(1)For convenience only, on December 30, 2021, the noon buying rate of the Japanese Yen to the U.S. dollar as certified by the Federal Reserve Bank of New York for customs purposes was JPY 115.17 to US$ 1.00.

The United States and Canada
Gravity Interactive, our wholly‑owned subsidiary in the United States, determines the pricing plan for Ragnarok Online in the United States and Canada. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as PayPal. Gravity Interactive ceased to apply the subscription‑based fee model in April 2011.
Micro‑transaction model
We have applied a micro‑transaction model in the United States and Canada since June 2007. Game users buy points which enable them to buy game items in the price range between US$ 0.05 and US$ 25. The following table sets forth Gravity Interactive’s published basic pricing for points of Ragnarok Online in the United States and Canada as of December 31, 2021.
The VIP service fee model, a premium service model, was introduced in April 2011 and was ceased in December 2020. New VIP Items, which are purchased in the cash shop are serviced from January 2021.

Points	Retail Price
1,100 points	US$	10.00
1,650 points	15.00
2,875 points	25.00
4,600 points	40.00
6,000 points	50.00
9,000 points	75.00
12,000 points	100.00
Taiwan, Hong Kong and Macau
Gravity Communications Co., Ltd. (“Gravity Communications”), our wholly owned subsidiary in Taiwan, determines the pricing plan for Ragnarok Online in Taiwan, Hong Kong and Macau. Users can pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as MyCard, which they are able to convert to RO Points, the currency used in Ragnarok Online. RO Points are eligible for use in the purchase of in-game items. We pay a commission for payment processing ranging from 5% to 21% per transaction to third parties.
Micro‑transaction model
We have been directly providing Ragnarok Online in Taiwan, Hong Kong and Macau since June 15, 2016. We have applied a micro-transaction model for users in Taiwan, Hong Kong and Macau which enables them to buy game items in the price range between NT$ 1 and NT$ 449. For purchases in currencies other than the NT dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. The following table sets forth our basic pricing for points of Ragnarok Online in Taiwan, Hong Kong and Macau as of December 31, 2021.

Points	Retail Price
1 point	NT$	1.00
Singapore, Malaysia and the Philippines
Gravity Game Hub PTE. Ltd., our wholly owned subsidiary in Singapore, determines the pricing plan for Ragnarok Online in Singapore, Malaysia and the Philippines. Users can pay through direct carrier billing, digital payments, electronic wallet and internet banking, which they are able to convert to Kafra Points, the currency used in Ragnarok

Online. Kafra Points are eligible for use in the purchase of in-game items. We pay a commission for payment processing per transaction to third parties payment processors, who bear the delinquency risk associated with payments from users.
Micro‑transaction model
We have been directly providing Ragnarok Online in Singapore, Malaysia and the Philippines since February 23, 2022. We have applied a micro-transaction model for users in Singapore, Malaysia and Philippines which allows users to purchase in-game items in the price range between SGD 0.2 and SGD 25. The following table sets forth our basic pricing for Kafra Points in Ragnarok Online in Singapore, Malaysia and Philippines.

Points	Retail Price
1,000 point	S$	10.00
Mobile games
For our mobile games, we have applied a micro-transaction model by providing virtual item shops in the games where players can purchase a wide array of items to customize, personalize and enhance their characters and game playing experiences. In addition, a Gatcha system (or a random box model to buy virtual in-game items) has been introduced in all the countries and markets where Ragnarok M: Eternal Love is serviced.
Taiwan, Hong Kong and Macau
For Ragnarok M: Eternal Love in Taiwan, Hong Kong and Macau, we have applied a micro-transaction model, including a Gatcha system, for users in these markets, which enables them to buy game items in the price range between NT$ 30 and NT$ 10,000 as of December 31, 2021.
For Ragnarok X: Next Generation in Taiwan, Hong Kong and Macau, we have applied a micro-transaction model, including a Diamond system, for users in these markets, which enables them to buy game items in the price range between NT$ 33 and NT$ 3,290 as of December 31, 2021.
For purchases in currencies other than the NT dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as MyCard.
Korea
For Ragnarok M: Eternal Love in Korea, we have applied a micro‑transaction model, including a Gatcha system, in Korea since March 2018. Game users buy virtual game items in the price range between Won 5,500 and Won 119,000 as of December 31, 2021. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems.
For Ragnarok Origin in Korea, we have applied a micro‑transaction model, including a Gatcha system, in Korea since July 2020. Game users buy virtual game items in the price range between Won 1,200 and Won 119,000 as of December 31, 2021. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems.
Southeast Asia, North and South America, Oceania and Europe
We have applied a micro-transaction model including a Gatcha system for Ragnarok M: Eternal Love in Southeast Asia since October 2018, in North and South America and Oceania since January 2019 and Europe since October 2019. Game users in Southeast Asia, North and South America, Oceania and Europe buy virtual game items in the price range between US$ 0.99 and US$ 99.99 as of December 31, 2021.
For Ragnarok X: Next Generation in Southeast Asia, we have applied a micro-transaction model, including a Diamond system, for users in these markets, which enables them to buy game items in the price range between US$ 0.99 and US$ 99.99 as of December 31, 2021.

For Ragnarok Origin in the United States and Canada, we have applied a micro‑transaction model, including a Gatcha system in the United States and Canada since November 2021. Game users buy virtual game items in the price range between US$ 0.99 and US$ 99.99 as of December 31, 2021.
For purchases in currencies other than the U.S. dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. Users pay through credit cards, wire and/or bank transfers, mobile payment, or online payment systems such as PayPal.
Japan
For Ragnarok M: Eternal Love in Japan, we have applied a micro‑transaction model including a Gatcha system in Japan since June 2019. Game users buy virtual game items in the price range between JPY 120 and JPY 10,000 as of December 31, 2021. Users pay through credit cards, wire and/or bank transfers, mobile payment or online payment systems.
For Ragnarok Origin in Japan, we have applied a micro‑transaction model, including a Gatcha system, in Japan since June 2021. Game users buy virtual game items in the price range between JPY 120 and JPY 10,000 as of December 31, 2021. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems.
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
Game development
Our game development department is divided into two categories of development teams: one is dedicated to online games and the other is dedicated to mobile games. As of December 31, 2021, we employed a total of 208 game developers. We have developed online games, such as Ragnarok Online, Ragnarok Online II, Requiem and some social network games and mobile games, such as Ragnarok Online: Uprising Valkyrie and Ragnarok: The Lost Memories in-house. Furthermore, we are developing cross-platform games, such as Ragnarok V: Returns, Ragnarok Begins and Ragnarok: The Lost Memories, which will be made available on both online and mobile platforms. In order to remain competitive, we are focusing our in‑house game development efforts on enhancing the game experience and on developing new games incorporating the latest technologies (including software improving the communication and interaction between players).
We also outsource development activities for our new games to third parties. For example, in July 2020, we entered into a game development agreement with Funigloo Co., Ltd., a developer in South Korea, to outsource the development of The Labyrinth of Ragnarok to Funigloo Co., Ltd. using the contents of Ragnarok Online. We own all intellectual property rights relating to The Labyrinth of Ragnarok, which was commercially launched in South East Asia in October 2020 and globally in March 2021. Additionally, in February 2020, we entered into a game development agreement with IOI Games Inc., a developer in South Korea, to outsource the development of RAGNAROK: Poring Merge to IOI Games Inc. using the contents of Ragnarok Online. We own all intellectual property rights relating to RAGNAROK: Poring Merge, which was commercially launched in Brazil in December 2020 and globally in April 2021.

We develop new mobile games and related updates. We will continue to devote substantial resources to develop popular games with high revenue potential. Our in-house teams specialize in game planning, graphic design, research and development and game operation.
Our game development process generally includes the following key steps:
•concept generation;
•development of new game proposal and commencement of technical review;
•formulation of development projects;
•commencement of development;
•closed beta testing; and
•open beta testing.
Publishing
We also seek opportunities to publish games developed by third parties if we determine such games have potential to become a commercial success. Our publishing and licensing processes include the following:
•Preliminary screening. Our preliminary screening process for a game usually includes preliminary review and testing of the game and discussions with the game developer on technological and operational aspects;
•In‑depth examination, analysis and commercial negotiation. Once a game passes preliminary screening, we thoroughly review and test the game, conduct a cost analysis, develop operational and financial projections and formulate a preliminary game operating plan. We then begin commercial negotiations with the developer;
•Game rating and regulatory registration and approval. Once a license agreement to publish and distribute a game is signed, we submit an application to the Game Rating and Administration Committee to obtain a game rating, except for mobile games, which are not required to be rated by the Game Rating and Administration Committee and may be rated by us as distributor. This process generally takes approximately 15 days. We also typically register our intellectual property rights in Korea under our license agreements, such as copyright and trademark, with the relevant Korean government agency. Our overseas subsidiaries or licensees follow similar procedures in their respective markets where the games we license are commercially offered; and
•Testing and marketing. Once the required registration and approvals are obtained, we conduct closed beta testing and open beta testing of the new game and assist the licensor with the development of the game, in the case of online games.
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

We licensed Ragnarok Online to Dream Square, a game developer in China, in May 2013, which led to the development of Ragnarok Prequel and Ragnarok Prequel II, a Web browser-based game. See ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Online games— Ragnarok Prequel II.” We also signed a license and development agreement with the same developer in January 2015 to grant the developer the right to use the contents of Ragnarok Online to develop two mobile games, which was revised in March 2016 to grant the developer the exclusive right to develop mobile games and web games based on the contents of Ragnarok Online and distribute such games in China for five years from March 25, 2016. Such license and development agreement led to the development of Ragnarok R, RO: Idle Poring, Ragnarok M: Eternal Love, Ragnarok H5, Ragnarok Origin and Ragnarok X: Next Generation. See ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Mobile games.”
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
Moreover, we license existing intellectual property from third parties for developing new games. In September 2008, we entered into a license agreement with ICONIX to develop Pororo Games, an IPTV game, based on a popular Korean television animation series “Pororo: The Little Penguin.” Pororo Games has been commercially offered since September 2009. In November 2015, we entered into another licensing agreement with ICONIX, which allowed Gravity to develop and publish games for various platforms based on Pororo: The Little Penguin. In January 2018, we entered into a licensing agreement with CJ ENM Corporation (“CJ ENM”) to develop and publish an IPTV Game based on CJ ENM’s animation series “The Haunted House.” In January 2018, we entered into a game development agreement with Doyeon Games to outsource the development of “The Haunted House” IPTV game. The game was launched in May 2019 in Korea. In May 2020, we entered into an agreement with National Basketball Association (“NBA”) and National Basketball Players Association (“NBPA”) to obtain the right to develop and publish a NBA licensed game. NBA Rise To Stardom, a Sports mobile game, was launched in Japan in November, 2021.
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
In Korea, two independent promotional agents currently promote our online games to Internet cafés pursuant to agency agreements. Under these agreements, each promotional agent is granted non‑exclusive promotion rights within a specified geographical area. The agent is generally paid a monthly base commission between 10% and 30% of revenues received from Internet cafés in the allocated area. The commission percentage varies according to the amount of revenues.
We conduct a variety of marketing programs and online and offline events to target potential subscribers accessing the Internet from home. Our main marketing efforts include advertising on Web site portals and game magazines, conducting online promotional events, participating in trade shows, and entering into promotional alliances with Internet service providers. We spent Won 35,948 million (US$ 30,244 thousand) on advertising and promotions in 2021, compared with Won 30,084 million in 2020.
We frequently organize in‑game events, such as card exchange events for our users. We also host “fortress raid” events, which we believe encourage the development of virtual communities among our users and increase user interest in our games. We also host from time to time in‑game tournaments in which users can compete against each other either as a team or individually. In addition, we use in‑game events to introduce users to new features of our games. We organized 495 and 344 in‑game events for Ragnarok Online users in 2021 and 2020, respectively.
Similar to 2020, most of our marketing activities were conducted online due to COVID-19. However, some of our large scale events were held offline in the second half of 2021. In November 2021, we participated in Global Game Exhibition G-Star 2021 (“G-Star 2021”) at BEXCO in Busan, Korea, which was attended by approximately 28,000 offline visitors and 960,000 online viewers, respectively. At G-Star 2021, we set up our own booth where we offered hands-on demonstration of Gravity's newly introduced games and various events for visitors. We also held a quiz event on Ragnarok games and arranged a costume-play stage and special game event in which certain items and Ragnarok promotional products were offered after participants completed the mission. An art exhibition about the world view of the Ragnarok IP was held to celebrate the twentieth anniversary of Ragnarok Online at Busan Museum of Art from November 17 to December 12, 2021. According to our records, the official Gravity G-Star booth was visited by approximately 8,700 visitors during G-Star 2021.
In most of our overseas markets, marketing activities are principally conducted by our licensees and typically consist of advertising on Web site game portals and online game magazines and through television commercials, as well as hosting online and offline promotional events. The licensees are responsible for the costs associated with such advertising and promotional activities. For example:
•In March 2021, Gravity Communications, our subsidiary in Taiwan, held “RO White Day” live streaming event on Twitch. This event was viewed by about 5,643 users in total, with approximately 1,520 peak concurrent viewers.
•From April to May 2021, Gravity Game Tech, our subsidiary in Thailand, held “RO League 2021 Season 1” event online. This event drew approximately 40,000 peak concurrent viewers and the champion was awarded THB฿ 500,000 of prize money.
•In June 2021, VTC Technology and Digital Content Company, who are responsible for marketing Ragnarok Online in Vietnam, released the official music video of Ragnarok Online Original Soundtrack on YouTube. Hari Won, a singer, actress and TV show host, sang the official song and was featured in the music video. The video was viewed by approximately 183,271 users on YouTube as of January 3, 2022.
•In June 2021, X.D. Global Limited, who is responsible for marketing Ragnarok M: Eternal Love in Southeast Asia, North and South America, Oceania and Europe, held an online event to suggest and vote top 10 slogans about “Isle of Dreams” on Facebook to promote updates to Ragnarok M: Eternal Love in Southeast Asia. The event post on Facebook was viewed by approximately 52,931 users on Facebook in Southeast Asia as of February 27, 2022.
•In October 2021, Nuverse (Hong Kong) Limited, who is responsible for marketing Ragnaork X: Next Generation in Taiwan, Hong Kong, Macau and Southeast Asia, held an online concert on YouTube to celebrate Ragnaork X: Next Generation's first year anniversary. Several in-game events were held concurrently and watched by approximately 90,230 users on YouTube.
•In November 2021, Gravity held a live streaming show on TikTok with Bella Poarch, an influencer and Ragnarok Origin ambassador, to celebrate the official launch of Ragnarok Origin in the United States and Canada. The event was viewed by about 456,425 TikTok users in total with approximately 12,530 peak concurrent viewers.
Our licensees are selected in part on the basis of their marketing capabilities, including the size and scope of their distribution networks. Also, in more strategic markets where we anticipate considerable growth such as Taiwan, Thailand, Vietnam or the United States, we believe that it is important to enhance our own direct publishing network for game services.
GAME SUPPORT AND CUSTOMER SERVICE
We are committed to providing superior customer service to our users directly and through our licensees. As of December 31, 2021, 44 employees were game masters or persons who are in charge of testing, updating and providing server maintenance for our games, as well as dealing with customer complaints, 21 employees were members of our domestic customer service team and 23 employees were members of our overseas customer support team.
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
We maintain our server hardware in a single climate‑controlled facility at KT Mokdong Internet Computing Center at 233‑5 Mokdong‑ro, Yangcheon‑gu, Seoul, Korea and our other system hardware in our offices in Seoul. As of December 31, 2021, our server network for our online game operations in Korea consisted of a total of 165 servers, including 65 physical servers and 100 physical servers through the server virtualization technology we have adopted since July 2011, which allows one physical server to be divided into multiple virtual servers, each of which functions individually as a complete and independent server.
In overseas markets, overseas subsidiaries or licensees own or lease the servers necessary to establish the server network for our games, and we assist them with the initial assembly and installation of operating game servers and optimization of their systems network for game operations in their respective markets. While the overseas system architectures are modeled on our system architecture in Korea, they are also tailored to meet the specific needs of each market. When we install and initialize a game in an overseas market, we generally dispatch network engineers and database technicians from Korea to assist with the assembly and operation of the system network and game servers. Following installation, we typically send two to five of our technicians and customer support staff to that market, for a few weeks in some cases and much longer periods in other cases, to assist with on‑site game operation and technical support. Our overseas subsidiaries and licensees are responsible for providing database and other game information backup.
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
COMPETITION
We compete primarily with other online and mobile game developers and distributors in each of our markets. In addition, we compete against providers of games on various platforms, such as console games, handheld games and arcade games. We compete primarily on the basis of the quality of the game experience offered by us to our users, which depends on a number of factors, including our ability to do the following:
•hire and retain creative personnel to develop games that appeal to our users;
•offer online and mobile game service that is stable and is not prone to server shutdowns, connection problems, or other technical difficulties;
•provide timely and responsive customer service; and

•establish payment systems that are secure and efficient.
Competition in the online game industry
Currently, the leading providers of online games globally, based on the number of peak concurrent users, include Korea-based companies such as NCSoft Corporation, Krafton, Inc., Nexon Co., Ltd. and Smilegate as well as foreign-based companies such as Epic Games, Inc., Riot Games, Inc., Activision Blizzard, Inc., Tencent and Mojang Studios according to data available from various public sources.
Dungeon Fighter Online of Nexon, League of Legends of Riot Games, Inc., Crossfire of Smilegate, PlayerUnknown’s Battlegrounds of PUBG Corporation, Minecraft of Mojang Studios and Fortnite Battle Royale of Epic Games, Inc. are some of the most popular online games both in Korea and globally.
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
We compete with companies that specialize in developing and/or distributing mobile games including leading Korea-based publishers such as NCSoft Corporation, Nexon Co., Ltd., Netmarble Corp. and Kakao Games Corp. as well as foreign publishers such as Tencent Holdings Ltd., NetEase Inc., Playrix Holding Ltd., Activision Blizzard, Inc. and BANDAI NAMCO Entertainment.
Honor of Kings, PlayerUnknown’s Battlegrounds, Lineage M, Roblox, Coin Master and Pokemon Go are some of the most popular mobile games both in Korea and globally.
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
We are the registered owner of 24 registered software copyrights to 17 games: Ragnarok Online, Ragnarok Online II, R.O.S.E. Online, Requiem, Ragnarok Violet, Ragnarok Angel Poring, Ragnarok Online—Uprising: Valkyrie, Arcturus, Pucca Racing, W Baseball, Dragonica, Dragon Saga, Ragnarok Online Zero, Ragnarok Spear of Odin and Triple Chain, Ragnarok Origin and Ragnarok M: Eternal Love, each of which has been registered with the Korea Copyright Commission. As of December 31, 2021, we owned 156 registered domain names, including our official Web site and domain names registered in connection with each of the games we offer. We had 896 registered discrete trademarks at patent and trademark offices in 55 countries as of December 31, 2021. We registered with the Korea Intellectual Property Office, registered copyrights covering 13 game characters and six online game business model patents, in each case as of December 31, 2021.
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
Korea
The Korean game industry and online and mobile game companies operating in Korea are subject to the following laws and regulations:
The Personal Information Protection Act
The Personal Information Protection Act (“PIPA”) was enacted on March 29, 2011 and went into effect on September 30, 2011. PIPA’s scope covers anyone dealing with personal information in the private and public sectors. An amended version of PIPA, enacted on February 4, 2020 (which came into effect on August 5, 2020) now also includes Special Provisions for Personal Information Processing by Information and Communication Network Providers (the “Special Provisions”), which used to be previously covered in the Act on Promotion of Information and Telecommunications Network Utilization and Information Protection, etc. (the “Information Protection Act”).
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
As described above, the Game Act requires a prior rating to be allocated to any game before its distribution in Korea in order to protect young users from violent and otherwise harmful content and to control the distribution of speculative games. Previously, such rating was allocated solely by government agencies in Korea. However, concerns were raised over potential violation of freedom of speech resulting from the requirement that all games must be rated by government agencies. As a result, the Game Act was amended in July 2011 and again in May 2013 to allow a private agency to conduct a rating review on games and permit a self-rating in cases where a game distributor cannot receive a prior rating from the Game Rating and Administration Committee due to special circumstances in its production and distribution channels. In January 2017, the Game Act was amended to allow governmental authorities to designate a “Self Rating Review Company” which would be entitled to conduct a self rating review on all of its games with the exception of adult-only games and arcade games. The governmental authorities have designated Google LLC, Apple Korea Limited, Sony Interactive Entertainment Korea Inc., Samsung Electronics Co., Ltd, Nintendo of Korea Co., Ltd., Kakao Games Corp. etc., as Self Rating Review Companies.
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
Personal Data Protection Act B.B. 2562 (2019)

The Personal Data Protection Act B.E. 2562 (2019) (“PDPA”) was announced in the Royal Gazette on May 27, 2019. and became effective on May 28, 2019 (except for certain provisions on personal data protection, rights of personal data owner, petition, civil liabilities and penalties, which were originally due to become effective on May 28, 2020). However, due to the unpreparedness in many aspects, on May 19, 2020, the cabinet approved a Royal Decree that postpones the enforcement of the PDPA for 22 business industries for another one year, making the effective date of the PDPA June 1, 2021. “Computer, communication, and digital business”, and “commercial businesses” are included in such

22 categories. Despite the postponement for one year already, on May 8, 2021, the cabinet approved a Royal Decree that defers the enforcement of the PDPA for 22 business industries for another one year due to the COVID-19 situation in Thailand, making the new effective date of the PDPA June 1, 2022.
The PDPA was substantially influenced by the EU’s GDPR. The PDPA will regulate the duties of a data controller or data processor residing in Thailand, regardless of whether the acquisition, use or disclosure of the data occurs in or outside Thailand. The PDPA will also apply to a data controller or data processor outside Thailand if the activities involve data belonging to a person residing in Thailand when goods or services are being offered to such persons, regardless of whether any payment is involved, or where the activities of such persons are being monitored.
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

Lastly, note that the appointment of the members of the Personal Data Protection Committee was announced in the Royal Gazette on January 18 2022, and the Committee is in process of drafting sub-regulation(s) of the PDPA.. The Committee, therefore, expects the PDPA will be fully effective by June 2022.
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
Consumer Act
The Consumer Act of the Philippines (the “Consumer Act”) protects the interests of purchasers, lessees, lessors, or recipients of consumer products within the Philippines. Under the Consumer Act, online and mobile games for personal use are considered as consumer products. Developers and distributors of online and mobile games must ensure compliance with the requirements regarding proper sales and advertising practices, correct labeling, and special packaging for children, among others. Failure to do so may subject developers and distributors to sanctions and penalties provided by law.
Electronic Commerce Act
The Electronic Commerce Act provides for the recognition of messages and documents in the electronic form as valid evidence of a transaction. It applies to all kinds of electronic data messages and electronic documents used in commercial and non-commercial activities and exchanges. Under the Act, the transactions between the users and the providers of online and mobile games can be validly proven by its respective electronic data message and document.
Cybercrime Prevention Act
The Cybercrime Prevention Act aims to protect the integrity of computer systems, networks, and databases, as well as the confidentiality and integrity of the data stored therein from misuse and illegal access. It punishes any person or entity who, among others, illegally accesses or intercepts, or intentionally or recklessly interferes with, computer systems or data. Abetting or aiding in the commission of a cybercrime is also punishable under the Act.
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
Regulations on Mobile Game Payments and Gatcha
In 2012, the Consumer Affairs Agency issued guidance that a certain subset of gatcha known as “complete gatcha” (kompu gatcha) violate the Act Against Unjustifiable Premiums and Misleading Representations. In complete gatcha, a player must first win several items through a standard gatcha mechanism in order to ultimately win another, rarer item. For example, a player must first win items A through D through normal gatcha before receiving a “grand prize” item E. Because complete gatcha induce the player to purchase more and mora gatchas, the Consumer Affairs Agency regards them as offering an improper premium that harms consumer welfare. Regular gatcha, by contrast, are permitted under the Consumer Affair Agency’s guidance because they do not generate an item which can be combined with other items. In simple terms, regular gatcha do not offer a set to “complete.”
Payment Service Act
Under the Payment Services Act of Japan, in-game items that are purchasable with real money and function in-game as a currency are regulated as “prepaid payment instruments.” Business operators are required to notify the Legal Affairs Bureau if the unused balance of such in-game items sold by the game operator exceeded 10 million yen as of March 31 and September 30 in a given year.

The United States
Protection of Personal Information
Most states have enacted legislation regarding the protection of personal information collected, processed, maintained or used in electronic form, as well as specific notification procedures in the event that such information is accessed or acquired by unauthorized individuals. Under these laws, among other things, businesses are required to implement and maintain reasonable security measures, such as encryption, designed to protect the computerized personal information of its customers or users from unauthorized access, disclosure or use. The definition of “personal information” varies by state, but may include social security numbers, credit card or bank account numbers and access codes, and a username or email address in connection with a password or security question that would permit access to an online account. In the event that a business suffers a security breach, these laws may require the business to provide notice of the incident. If notification is required, the business must notify each individual whose data was included in the incident and in some circumstances the State Attorney General, other state agencies, and consumer reporting bureaus. In addition to notifications required under state data breach laws, some other federal or state laws or guidelines may require notifications to other government agencies for incidents involving specific categories of information including but not limited to personal financial data, health data, and tax data. Notice may not be required in some states where an investigation demonstrates there is no risk of harm. In recent years, many states have adopted amendments to these laws, expanding the definition of “personal information” requiring notification, shortening the timing for required notification and imposing new regulator and consumer reporting bureau notification obligations in certain circumstances. If such personal information is accessed or acquired by unauthorized individuals, the business may be subject to litigation risks from impacted customers for harm to them potentially resulting in statutory fines or penalties, as well as civil liabilities. A business that suffers a breach may also experience harm to its reputation and business.
Privacy Policy Requirements
Online privacy policies are generally required for Web sites that collect personal information from children or that collect certain personal information from the residents of certain states, such as California, Connecticut and Delaware. For other jurisdictions and types of information, online privacy policies are considered a good practice, but not necessarily required. Any company that does publish a privacy policy is obligated, however, to comply with its terms or risk being found to have engaged in a deceptive practice. The Federal Trade Commission (the “FTC”) and some state laws require that a posted privacy policy conspicuously and accurately disclose their user data collection and disclosure practices, including informing a business’ customers and users of the personal information that is collected, describing how that personal information is used and shared with third parties, and explaining how users may change or update such information. In addition to possible statutory fines or penalties, an operator may be directly liable to its customers or users if it fails to comply with its posted privacy policy, if such noncompliance harms the users. Moreover, the FTC has initiated numerous investigations and imposed significant civil penalties in several cases involving alleged failures by companies to comply with the representations made in their online privacy policies and/or adequately disclose the companies’ actual practices in such policies. Settlement agreements with the FTC frequently include twenty years of privacy audits and mandated revisions to the business’ privacy practices, and can include civil penalties. In general, privacy policies are also expected and in certain circumstances required in the mobile application context, including in relation to the collection and use of precise geolocation and mobile device identifier data. Because of the sensitive nature of data that can be collected through mobile applications, mobile application developers should post a privacy policy accessible through the application or the application store, provide just‑in‑time disclosures, obtain affirmative express parental consent when collecting sensitive information such as children’s data, or engaging in certain tracking activities, and use enhanced measures or special notices to alert users to unexpected data use cases to follow best recommended practices from the FTC and State Attorneys General as well as certain requirements recently imposed by state law and mobile application store platform terms. The FTC has increased its scrutiny of mobile platforms and mobile applications and launched several investigations into application developers in recent years relating to misleading privacy disclosures, the over‑collection of data from a user’s mobile device, and the collection of information from children under the age of 13 in violation of the Children’s Online Privacy Protection Act of 1998 (the “COPPA”). FTC enforcement actions relating to the failure to properly disclose and obtain valid consent to data collection, use, and sharing may result in a consent order requiring a business to delete all information that was improperly collected and used. Further, mobile application store platforms have increased their requirements and scrutiny of mobile applications available through their platforms, and failure to comply with mobile application store requirements can result in a mobile application’s removal from the mobile application store. Recently, mobile location data sales and mobile apps that contain third-party location gathering software development kits (SDKs) have come under significant scrutiny by Federal lawmakers.

Business Impact and Liability Arising from New and Evolving Data Privacy and Cybersecurity Laws and Regulations
Data privacy and cybersecurity-related laws and regulations in the United States are evolving and are subject to potentially differing interpretations, and various U.S. federal and state legislative and regulatory bodies may expand or enact new data privacy and cybersecurity-related laws and regulations. For example, the state of California enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which came into effect on January 1, 2020, and which introduces and enhances consumer rights for California residents and disclosure obligations relating to how personal information (which is defined broadly under the CCPA) is processed. In certain circumstances, the CCPA provides a California resident the right to direct a business not to sell his or her personal information or to delete his or personal information, as well as the right to access his or her personal information or to request certain details about how a business processes his or her personal information. The CCPA also provides children’s personal information heightened protection by prohibiting businesses from selling the personal information of a California resident whom the business has actual knowledge is less than 16 years of age unless the business receives affirmative authorization from the resident between the age of 13 and 16, or from his or her parent or guardian, if the individual is less than 13 years of age. California recently enacted the California Privacy Rights Act of 2020 (the “CPRA”), which significantly amended the CCPA and is set to become fully operative on January 1, 2023. Of note, the CPRA expands the CCPA’s right to opt out and the obligation for businesses to obtain affirmative authorization for certain use of personal information of children less than 16 years of age to include not only the selling of personal information but also the sharing of personal information for cross-context behavioral advertising purposes. Outside of California, the Commonwealth of Virginia recently enacted the Virginia Consumer Data Protection Act (the “VCDPA”), which also has an effective date of January 1, 2023. Similar to the CPRA, the VCDPA grants Virginia residents a broader right to opt out of the processing of personal information for purposes of targeted advertising, the sale of personal data, and certain profiling concerning the consumer, and also prohibits businesses from processing sensitive data (which is defined to include precise geolocation data and personal data collected from a known child younger than 13 years of age) without obtaining the consumer’s consent. Colorado has also enacted the Colorado Privacy Act that similarly provides rights and imposes obligations on business regarding persaonl information that becomes effective on July 1, 2023. In addition, other state legislature and the U.S. Congress are also considering comprehensive data privacy and cybersecurity laws, adding complexity to the regulatory and compliance environment in the United States. Major industries we rely on (like the online advertising industry) are undergoing significant change to address these legal and regulatory developments, new platform rules, evolving consumer expectations, and in anticipation of further regulation. In this rapidly changing legal environment, our business may experience disruption in its ability to process certain consumer data, earn revenue from advertising inventory and obtain new users and subscribers of our games, and our operations may be further impacted if other states in the U.S. adopt similar laws or if comprehensive federal data privacy or cybersecurity laws are enacted.
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
Online Collection of Information from Children
The COPPA governs the online collection of personal information from children under the age of 13. Under COPPA, a Web site or online service, including an Internet-enabled gaming platform, that knowingly collects information from children under 13 years old, or that in whole or in part is directed to children under 13 years old, must obtain verifiable parental consent before collecting, using and/or disclosing personal information from any child (including, but not limited to, first and last name, home address, email address, telephone number, Social Security number, image or likeness, mobile device identifier or other persistent identifier that would permit the physical or online contacting of a specific individual) and meet other requirements.
Web sites or online services subject to COPPA must therefore obtain verifiable parental consent before engaging in online advertising that involves tracking of children under the age of 13. The Web site operator must also post and obtain parental consent to a clear online privacy policy that provides notice of what information is collected from children, how the information is used, and a list of third parties with which the operator may share or sell the child’s information. The privacy policy must inform parents of their right to choose whether the child’s information can be shared with third parties, provide parents access to the child’s information, and offer parents the opportunity to delete any collected information. If the company permits third party advertising networks to use persistent identifiers to serve advertisements, the company must ensure that parental consent covers such collection, sharing, and use. Moreover, the operator must establish and maintain reasonable procedures to protect the confidentiality, security and integrity of any personal information collected from children under 13 years of age. COPPA also prohibits conditioning a child’s participation in a game on the child disclosing more personal information than is reasonably necessary to participate in such activity. COPPA authorizes the FTC and the State Attorneys General to bring actions against Web site operators to enforce the statute, and provides for penalties of up to US$ 46,517 per violation. A recent 2019 enforcement action resulted in civil penalties of US$ 170,000,000, the largest civil penalty ever imposed under COPPA. Recent legislative efforts to amend COPPA and the initiation of the FTC’s regulatory review process to update the agency’s COPPA Rule implementing the statute may further impact our operations to the extent they involve the collection of information from children.
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

ITEM 4.C. ORGANIZATIONAL STRUCTURE
The following is our organizational structure:
__________________
Note:
(1)On January 5, 2022, Gravity Game Vision Limited, a 100%-owned subsidiary in Hong Kong, was incorporated.
ITEM 4.D. PROPERTY, PLANTS AND EQUIPMENT
As of December 31, 2021, our property and equipment mainly consisted of (i) network servers, (ii) PCs and (iii) right–of-use assets. As of December 31, 2021, the net book value of our property and equipment was Won 11,338 million (US$ 9,539 thousand).
Korea
Our principal executive and administrative offices are located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea. We currently occupy 99,537 square feet of office space, which we lease from National IT Industry Promotion Agency, pursuant to an amendment agreement we entered into on January 1, 2021, amending our lease agreement dated December 31, 2019. The lease expires on December 31, 2022. The annual lease payment amounts to Won 844 million (US$ 710 thousand). The offices of Gravity NeoCyon, our 99.53% owned subsidiary, are located at 12F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea. Gravity NeoCyon currently occupies 26,244 square feet of office space, subleased from us. The annual lease payment amounts to Won 322 million (US$ 271 thousand). We believe that the existing facilities of Gravity and Gravity NeoCyon are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.
The United States
The office of Gravity Interactive, our wholly‑owned subsidiary in the United States, is located at 7001 Village Drive, Suite 150, Buena Park, California 90621. Gravity Interactive currently occupies 6,111 square feet of office space, leased from a third party. The annual lease payment amounts to Won 210 million (US$ 176 thousand). We believe that the existing facilities of Gravity Interactive are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
Taiwan
The office of Gravity Communications, our wholly‑owned subsidiary in Taiwan, is located at 14th Floor, No. 335 Ruiguang Road, Neihu District, Taipei City. Gravity Communications occupies 11,704 square feet of office space leased from a third party. The annual lease payment amounts to Won 304 million (US$ 256 thousand). We believe that the existing facilities of Gravity Communications are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.
Japan
The office of Gravity Game Arise Co., Ltd. (“Gravity Game Arise”), our wholly‑owned subsidiary in Japan, is located at 2F/ 3F, 3-14-4, Chuo-ku Kyobashi, Tokyo. Gravity Game Arise currently occupies 4,693 square feet of office space, leased from a third party. The annual lease payment amounts to Won 358 million (US$ 302 thousand). We believe that the existing facilities of Gravity Game Arise are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
Indonesia
The office of Gravity Game Link, our 70%‑owned subsidiary in Indonesia, is located at Jl. Arteri Pos Pengumben No. 8 RT. 05 / RW. 08, Sukabumi Selatan, Kebon Jeruk, RT.5/RW.8, Sukabumi Sel., Kec. Kb. Jeruk, Kota Jakarta Barat, Daerah Khusus Ibukota Jakarta. Gravity Game Link currently occupies 2,014 square feet of office space, leased from a third party. The annual lease payment amounts to Won 62 million (US$ 52 thousand). We believe that the existing facilities of Gravity Game Link are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
Thailand
The office of Gravity Game Tech, our wholly‑owned subsidiary in Thailand, is located at 139 Sethiwan Tower 19 Floor, Pan Rd, Silom, Bang Rak, Bangkok. Gravity Game Tech currently occupies 4,006 square feet of office space, leased from a third party. The annual lease payment amounts to Won 83 million (US$ 69 thousand). We believe that the existing facilities of Gravity Game Tech are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
Singapore
The office of Gravity Game Hub, our wholly‑owned subsidiary in Singapore, is located at #10-1~2, 100 Cecil Street, The Globe, Singapore. Gravity Game Hub currently occupies 2,670 square feet of office space, leased from a third party. The annual lease payment amounts to Won 163 million (US$ 137 thousand). We believe that the existing facilities of Gravity Game Hub are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
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
ITEM 5.A. OPERATING RESULTS
OVERVIEW
We are a leading developer and distributor of online games and mobile games in Thailand, Taiwan, Korea and the Philippines based on the number of peak concurrent users. Our headquarters is in Korea, and we are incorporated under the laws of Korea. Our revenues have been and continue to be driven primarily by our first game, Ragnarok Online, and other games developed based on the content of Ragnarok Online, particularly the mobile games Ragnarok X: Next Generation, Ragnarok M: Eternal Love and Ragnarok Origin which represented 30.5%, 27.2% and 16.0% in our total revenues in 2021, respectively. Our future growth and profitability will be determined by our ability to enhance the features on our existing games and introduce new games with characters, features and functions that gain market acceptance and following.
In 2021, our revenues increased by 2.0% to Won 413,938 million (US$ 348,260 thousand) from Won 405,953 million in 2020. We recorded a net profit attributable to owners of the parent company of Won 65,947 million (US$ 55,483 thousand) in 2021 as compared to a net profit attributable to owners of the parent company of Won 62,703 million in 2020. Our gross profit margin increased to 45.8% in 2021 from 41.1% in 2020. Our operating profit margin was 23.4% in 2021 with an operating profit of Won 96,719 million (US$ 81,373 thousand) in 2021 as compared to an operating profit margin of 21.8% in 2020.

The increase in revenues in 2021 was primarily due to increased mobile games revenues from Ragnarok X: Next Generation which was launched in Southeast Asia on June 18, 2021 and Ragnarok Origin which was launched in Japan on June 28, 2021.

Our cost of revenues for 2021 decreased as compared to 2020 mainly due to decreased commissions paid for Ragnarok M: Eternal Love in Southeast Asia, Taiwan, North and South America and Oceania, Korea and Europe. Our operating expenses for 2021 increased as compared to 2020 mostly due to increased advertising expenses, salaries and research and development expenses. Our revenue trend will continue to be materially affected in the future by the popularity of online and mobile games introduced by our competitors.
Our corporate income tax rate in 2021 was 22%.
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
•online games;
•mobile games; and
•other revenue.
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
For consumable in-game virtual items, revenue is recognized when the in-game virtual item is consumed. At the end of the reporting period, we defer the revenue by reflecting the average unit price to the remaining amount of virtual items possessed by active users within the estimated user life cycle. For periodic in-game virtual items with effective period, revenue is recognized ratably over the effective period. We defer the revenue for remaining effective period. For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. We defer the revenue for remaining period of estimated user life cycle at the end of the reporting period.
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

The following table sets forth a breakdown of revenues by type of revenue and the percentage of total revenue for the periods indicated:

	Year Ended December 31
Revenue Type	2021		2021(1)		2020		2019
	(In millions of Korean Won and thousands of US$, except percentages)
Online games
Subscription and micro-transaction revenue	₩ 64,382	15.6%	US$	54,167	₩ 76,110	18.7%	₩ 30,751	8.5%
Royalties and license fees	10,988	2.6	9,245		13,435	3.3	11,571	3.2
Subtotal	75,370	18.2	63,412		89,545	22.0	42,322	11.7

Mobile games
Micro-transaction revenue	164,646	39.8	138,522		251,960	62.1	279,255	77.4
Royalties and license fees	155,518	37.6	130,842		46,364	11.4	22,648	6.3
Subtotal	320,164	77.4	269,364		298,324	73.5	301,903	83.7

Other revenue	18,404	4.4	15,484		18,084	4.5	16,742	4.6
Total	₩ 413,938	100%	US$	348,260	₩ 405,953	100.0%	₩ 360,967	100%
__________________
Notes:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,188.59 to US$ 1.00, the noon buying rate in effect on December 30, 2021 as certified by the Federal Reserve Bank of New York for customs purposes.
Cost of revenues
Our cost of revenues consists principally of the following:
•operational expenses, commissions paid, royalty payments, server depreciation expenses, server maintenance costs and related personnel costs, mobile platform fees, channeling service fees, and outsourcing fees related to developing updates to games currently commercially offered;
•royalty payments to the third parties that are developers of some of the games we offer as a service distributor based on license agreements; and
•royalty payments to Mr. Myoung‑Jin Lee for the right to use the storyline and characters from his “Ragnarok” cartoon series used in our games and other products based on Ragnarok. We paid Mr. Lee an initial license fee of Won 40 million and are required to pay royalties based on 1.0% or 1.5% of adjusted revenues (net of value‑added taxes and certain other expenses) or 2.5%, 5% or 10% of net income generated from the use of the Ragnarok brand, depending on the type of revenues received from the operation or licensing of Ragnarok Online.
Payments to Mr. Myoung‑Jin Lee amounted to Won 1,752 million (US$ 1,474 thousand) for 2021 and Won 1,851 million for 2020. This agreement expires in January 2033.
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
Foreign currency effects
In 2021, 82.2% of our revenues were denominated in foreign currencies, primarily in the Thai Baht, the NT Dollar, the Japanese Yen, the U.S. Dollar and the Philippines Peso.
In most of the countries in which our games are distributed, the revenues generated by our overseas subsidiaries and licensees are denominated in local currencies, which include the Thai Baht, the NT dollar, the Japanese Yen, the Philippine Peso and the Indonesian Rupiah. The revenues from those countries, other than the United States, Japan and European countries, are converted into the U.S. dollar for remittance of monthly royalty payments to us. Depreciation of these local currencies against the U.S. dollar will result in reduced monthly royalty payments in U.S. dollar terms, thereby having a negative impact on our net profit given that substantially all of our costs are denominated in Won.
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
As of December 31, 2021 and 2020, we had no foreign currency forward contracts outstanding. See ITEM 11. “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK—foreign currency risk.”
Income tax expenses
See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR REGULATORY ENVIRONMENT—Adverse changes in the withholding tax rates in the countries from which we receive license fees and royalties and adverse changes in ability to realize deferred tax assets could adversely affect our net profit.” and ITEM 5.E. “CRITICAL ACCOUNTING ESTIMATE—Deferred taxes.”
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
Our CODM does not review any information regarding total assets on an operating segment basis, and accordingly, no disclosure is made with respect thereto. We assess the performance an operating segment based on its operating profit or loss, which does not differ from the operating profit reported on the Statement of Comprehensive

Income except for inter-segment transactions. The following information is available for each business segment for the years ended December 31, 2021, 2020 and 2019.

	2021
	Revenue	Depreciation Amortization	Operating profit(2)
	(In millions of Korean Won)
Online	₩ 90,123	₩ 1,975	₩ 31,266
Mobile	346,928	1,875	65,179
Others	23,417	2,468	760
Sub total	460,468	6,318	97,205
Inter-segment eliminations (1)	(46,530)	—	(486)
Total	₩ 413,938	₩ 6,318	₩ 96,719

	2020
	Revenue	Depreciation Amortization	Operating profit(2)
	(In millions of Korean Won)
Online	₩ 107,949	₩ 1,609	₩ 45,115
Mobile	336,326	1,823	42,493
Others	22,333	1,488	510
Sub total	466,608	4,920	88,118
Inter-segment eliminations (1)	(60,655)	—	250
Total	₩ 405,953	₩ 4,920	₩ 88,368

	2019
	Revenue	Depreciation Amortization	Operating profit(loss)(2)
	(In millions of Korean Won)
Online	₩ 48,182	₩ 1,401	₩ 7,754
Mobile	346,878	1,145	38,655
Others	19,352	1,107	562
Sub total	414,412	3,653	46,971
Inter-segment eliminations (1)	(53,445)	—	1,692
Total	₩ 360,967	₩ 3,653	₩ 48,663
(1)Inter-segment eliminations are reflected as adjustments.
(2)Other profit or loss items that do not constitute operating profit (loss) are not separately disclosed because they are not reviewed by the chief operating decision maker by operating segment. See “—RESULTS OF OPERATIONS: 2021 COMPARED TO 2020—Segment Results.”
New standards and interpretations not yet adopted by us
Certain new accounting standards and interpretations that have been published but are not mandatory for the annual reporting period commencing January 1, 2021 have not been early adopted by us. For a further description of the methods used in the preparation of our consolidated financial statements and new standards and amendments not yet adopted, see Note 4 to our financial statements.

RESULTS OF OPERATIONS: 2021 COMPARED TO 2020
The following table summarizes our results of operations for the periods indicated:

	Years Ended December 31,
	2021	2021(1)		2020	% Changes
	(In millions of Korean Won and thousands of US$, except percentages)
Statements of Comprehensive Income
Revenues:
Online games	₩ 75,370	US$	63,411	₩ 89,545	(15.8)%
Mobile games	320,164	269,365		298,324	7.3
Other revenue	18,404	15,484		18,084	1.8
Total revenues	413,938	348,260		405,953	2.0
Cost of revenues	224,173	188,604		239,045	(6.2)
Gross profit	189,765	159,656		166,908	13.7
Gross profit margin(2)	45.8%	45.8%		41.1%
Operating expenses:
Selling, general and administrative expenses	(75,631)	(63,631)		(62,400)	21.2
Research and development	(16,570)	(13,941)		(15,034)	10.2
Other income	607	511		658	(7.8)
Other expenses	(1,452)	(1,222)		(1,764)	(17.7)
Total operation expenses	93,046	78,283		78,540	18.5
Operating profit	96,719	81,373		88,368	9.5
Operating profit margin(3)	23.4%	23.4%		21.8%
Finance income (costs)
Finance income	5,268	4,432		3,476	51.6
Finance costs	(2,686)	(2,260)		(3,833)	(29.9)
Profit before income tax	99,301	83,545		88,011	12.8
Income tax expenses	33,421	28,118		25,455	31.3
Profit for the year	65,880	55,427		62,556	5.3
Other comprehensive income
Items that maybe subsequently reclassified to income or loss
Foreign currency translation adjustments	3,274	2,755		(1,319)	N/M
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liabilities	(3)	(3)		—	N/M
Total comprehensive income for the year	69,151	58,179		61,237	12.9
Profit (loss) attributable to:
Owners of the Parent Company	₩ 65,947	US$	55,483	₩ 62,703	5.2
Non-controlling interest (4)	(67)	(56)		(147)	(54.4)
Total comprehensive income attributable to:
Owners of the Parent Company	₩ 69,172	US$	58,196	₩ 61,384	12.7
Non-controlling interest (4)	(21)	(17)		(147)	(85.7)
N/M = not meaningful
__________________
Notes:
(1)For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,188.59 to US$ 1.00, the noon buying rate in effect on December 30, 2021 as certified by the Federal Reserve Bank of New York for customs purposes.

(2)Gross profit margin for each period is calculated by dividing gross profit by total revenue for each period.
(3)Operating profit margin for each period is calculated by dividing operating profit by total revenue for each period.
(4)Represents the non‑controlling interest in Gravity NeoCyon, a 96.1%‑held subsidiary acquired in December 2005, which increased to 98.7% in August 2018, to 99.2% in August 2019 and to 99.5% in April 2020, and Gravity Game Link, a 70%-held subsidiary acquired in February 2019.
Revenues
Our total revenues increased by 2.0% to Won 413,938 million (US$ 348,260 thousand) in 2021 from Won 405,953 million in 2020, primarily due to:
•a 15.8% decrease in revenue from online games to Won 75,370 million (US$ 63,411 thousand) in 2021 from Won 89,545 million in 2020. The decrease in revenues from online game was mostly due to decreased revenues from Ragnarok Online which was re-launched in Thailand on May 28, 2020.

•a 7.3% increase in revenues from mobile games to Won 320,164 million (US$ 269,365 thousand) in 2021 from Won 298,324 million in 2020. This increase was mainly due to increased revenues from Ragnarok X: Next Generation which was launched in Southeast Asia on June 18, 2021 and Ragnarok Origin which was launched in Japan on June 28, 2021 and such increase was partially offset by decreased revenues from Ragnarok M: Eternal Love and Ragnarok Origin in Korea due to increased competition and weak demand for the game.
•an 1.8% increase in other revenue to Won 18,404 million (US$ 15,484 thousand) in 2021 from Won 18,084 million in 2020, which was mainly attributable to increased revenues from GRANDIA HD Collection which was launched in Korea, Taiwan, Hong Kong and Macau on October 1, 2021.
Cost of revenues
Our cost of revenues decreased by 6.2% to Won 224,173 million (US$ 188,604 thousand) in 2021 from Won 239,045 million in 2020, primarily due to:
•a 6.3% decrease in commission paid to Won 200,786 million (US$ 168,928 thousand) in 2021 from Won 214,380 million in 2020, which was mainly due to decreased commissions paid in connection with mobile platform service fees, royalty payments and outsourcing fees for game services related to Ragnarok M: Eternal Love. The decrease was partially offset by increased commissions paid for royalty payments related to Ragnarok X: Next Generation.
Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 13.7% to Won 189,765 million (US$ 159,656 thousand) in 2021 from Won 166,908 million in 2020. Our gross profit margin increased to 45.8% in 2021 from 41.1% in 2020 due to increased revenue from Ragnarok X: Next Generation which was launched in Southeast Asia on June 18, 2021.
Operating expenses
Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 21.2% to Won 75,631 million (US$ 63,631 thousand) in 2021 from Won 62,400 million in 2020, primarily due to:
•a 31.7% increase in salaries to Won 15,491 million (US$ 13,033 thousand) in 2021 from Won 11,761 million in 2020, primarily resulting from an increase in the number of employees; and

•a 19.5% increase in advertising expenses to Won 35,948 million (US$ 30,244 thousand) in 2021 from Won 30,084 million in 2020, mainly due to the launch of Ragnarok Origin in United States and Canada in

November 2021; the launch of Ragnarok: The Lost Memories in Thailand in August 2021; the launch NBA: Rise to Stardom in Japan in November 2021; the launch of The Lord in Thailand in February 2021; the launch of CPBL Pro-baseball in Taiwan, Hon Kong and Macau in June 2021; the launch of Sadako M in Japan in October 2021; the participation in G-Star 2021 in November 2021;
Research and development. Our research and development expenses increased by 10.2% to Won 16,570 million (US$ 13,941 thousand) in 2021 from Won 15,034 million in 2020, mainly due to an increase in development expenses for mobile games.
Other expenses. We had Won 1,368 million (US$ 1,151 thousand) in impairment losses on intangible assets and other non-current assets in 2021, compared to impairment losses on intangible assets and other non-current assets of Won 1,571 million in 2020, which mostly consisted of impairment losses on intangible assets in relation to The Lord and Lost Saga and other non-current assets in relation to Sadako M, The Lord and Lost Saga.
Operating profit and operating profit margin
As a result of the cumulative effects of the reasons stated above, we recorded an operating profit of Won 96,719 million (US$81,373 thousand) in 2021, compared to operating profit of Won 88,368 million in 2020, and our operating profit margin was 23.4% and 21.8% in 2021 and 2020, respectively.
Net finance income (costs)
We recorded net finance income of Won 2,582 million (US$ 2,172 thousand) in 2021, compared to a net finance costs of Won 357 million in 2020. Net finance income (costs) includes primarily interest income and foreign currency gain (loss).
Income tax expenses
We recorded an income tax expense of Won 33,421 million (US$ 28,118 thousand) in 2021, compared to an income tax expense of Won 25,455 million in 2020. Our income tax expenses increased as a result of an increase in our taxable income. Our effective tax rate has been increased from 29% in 2020 to 34% in 2021 mainly due to increase of foreign tax which is not utilized as tax credit and etc.
Non‑controlling interest
Non‑controlling interest represents the net loss from Gravity NeoCyon, our 99.5%‑held subsidiary and net loss from Gravity Game Link, our 70%-held subsidiary, attributable to third-party minority interest holders.
Profit attributable to owners of the parent company
As a result of the foregoing, we recorded profit attributable to owners of the parent company of Won 65,947 million (US$ 55,483 thousand) in 2021 compared to profit attributable to owners of the parent company of Won 62,703 million in 2020.
Segment Results
Our net revenues from online game operations, prior to adjusting for inter-segment transactions, was Won 90,123 million (US$ 75,823 thousand) in 2021, which was a 16.5% decrease from Won 107,949 million in 2020. This was mainly due to decreased revenues related to Ragnarok Online in Thailand. Our net revenue from mobile game operations was Won 346,928 million (US$ 291,882 thousand) in 2021, which was a 3.2% increase from Won 336,326 million in 2020. This was mainly due to increased revenues from Ragnarok X; Next Generation in Southeast Asia and Ragnarok Origin in Japan.
Prior to adjusting for inter-segment transactions, we recorded an operating profit of Won 31,266 million (US$ 26,305 thousand) from online game operations in 2021, which was a decrease of 30.7% from Won 45,115 million in 2020, resulting mainly from decreased revenue from Ragnarok Online in Thailand. Also, our operating profit from mobile game operations was Won 65,179 million (US$ 54,837 thousand) in 2021, which was an increase of 53.4% from Won 42,493 million in 2020, resulting mainly from increased revenues from Ragnarok X: Next Generation in Southeast Asia.

RESULTS OF OPERATIONS: 2020 COMPARED TO 2019

	Years Ended December 31,
	2020	2019	% Changes
	(In millions of Korean Won except percentages)
Statements of Comprehensive Income
Revenues:
Online games	₩ 89,545	₩ 42,322	111.6%
Mobile games	298,324	301,903	(1.2)
Other revenue	18,084	16,742	8.0
Total revenues	405,953	360,967	12.5
Cost of revenues	239,045	265,788	(10.1)
Gross profit	166,908	95,179	75.4
Gross profit margin (1)	41.1%	26.4%
Operating expenses:
Selling, general and administrative expenses	(62,400)	(36,873)	69.2
Research and development	(15,034)	(9,503)	58.2
Other income	658	353	86.4
Other expenses	(1,764)	(493)	257.8
Total operation expenses	78,540	46,516	68.8
Operating profit	88,368	48,663	81.6
Operating profit margin (2)	21.8%	13.5%
Finance income (costs)
Finance income	3,476	4,187	(17.0)
Finance costs	(3,833)	(1,594)	140.5
Profit before income tax	88,011	51,256	71.7
Income tax expenses	25,455	11,526	120.8
Profit for the year	62,556	39,730	57.5
Other comprehensive income(loss)
Items that maybe subsequently reclassified to income or loss
Foreign currency translation adjustments	(1,319)	136	N/M
Total comprehensive income for the year	61,237	39,866	53.6
Profit (loss) attributable to:
Owners of the Parent Company	₩ 62,703	₩ 39,876	57.2
Non-controlling interest (3)	(147)	(146)	0.7
Total comprehensive income attributable to:
Owners of the Parent Company	₩ 61,384	₩ 40,012	53.4
Non-controlling interest (3)	(147)	(146)	0.7
N/M = not meaningful
__________________
(1)Gross profit margin for each period is calculated by dividing gross profit by total revenue for each period.

(2)Operating profit margin for each period is calculated by dividing operating profit by total revenue for each period.

(3)Represents the non‑controlling interest in Gravity NeoCyon, a 96.1%‑held subsidiary acquired in December 2005, which increased to 98.7% in August 2018, to 99.2% in August 2019 and to 99.5% in April 2020, and Gravity Game Link, a 70%-held subsidiary acquired in February 2019.

Revenues
Our total revenues increased by 12.5% to Won 405,953 million in 2020 from Won 360,967 million in 2019, primarily due to:
•a 111.6% increase in revenue from online games to Won 89,545 million in 2020 from Won 42,322 million in 2019. The increase in revenues from online game was mostly due to increased revenues from the re-launch of Ragnarok Online in Thailand on May 28, 2020.
•a 1.2% decrease in revenues from mobile games to Won 298,324 million in 2020 from Won 301,903 million in 2019. This decrease was mainly due to decreased revenues from Ragnarok M: Eternal Love in Southeast Asia, North America, South America, Oceania, Japan and Korea due to increased competition and weak demand for the game. The decrease was partially offset by increased revenues from Ragnarok Origin, which launched in Korea on July 7, 2020 and Ragnarok X: Next Generation which launched in Taiwan, Hong Kong and Macau on October 15, 2020.
•an 8.0% increase in other revenue to Won 18,084 million in 2020 from Won 16,742 million in 2019, which was mainly attributable to increased revenues from Gravity NeoCyon’s website development and operation services for third parties.
Cost of revenues
Our cost of revenues decreased by 10.1% to Won 239,045 million in 2020 from Won 265,788 million in 2019, primarily due to:
•an 11.2% decrease in commission paid to Won 214,380 million in 2020 from Won 241,480 million in 2019, which was mainly due to decreased commissions paid in connection with mobile platform service fees, royalty payments and outsourcing fees for game services related to Ragnarok M: Eternal Love. The decrease was partially offset by increased commissions paid for mobile platform service fees, royalty payments related to Ragnarok Origin and royalty payments related to Ragnarok X: Next Generation.
Gross profit and gross profit margin
As a result of the foregoing, our gross profit increased by 75.4% to Won 166,908 million in 2020 from Won 95,179 million in 2019. Our gross profit margin increased to 41.1% in 2020 from 26.4% in 2019 due to increased revenue from Ragnarok Online in Thailand.
Operating expenses
Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 69.2% to Won 62,400 million in 2020 from Won 36,873 million in 2019, primarily due to:
•a 101.3% increase in advertising expenses to Won 30,084 million in 2020 from Won 14,948 million in 2019, mainly due to the launch of Ragnarok Origin in Korea in July 2020; the re-launch of Ragnarok Online in Thailand in May 2020; the launch of Ragnarok Tactics in Southeast Asia in January 2020, in Taiwan, Hong Kong and Macau in February 2020, in Korea in March 2020 and globally in June 2020; and the launch of the Labyrinth of Ragnarok in Thailand and Indonesia in December 2020;
•a 91.8% increase in commission paid to Won 13,928 million in 2020 from Won 7,262 million in 2019, which was mostly related to the payment of gateway fees for Ragnarok Online in Thailand; and
•a 36.1% increase in salaries to Won 11,761 million in 2020 from Won 8,643 million in 2019, primarily resulting from an increase in the number of employees.
Research and development. Our research and development expenses increased by 58.2% to Won 15,034 million in 2020 from Won 9,503 million in 2019, mainly due to an increase in development expenses for mobile games.

Other expenses. We had Won 1,571 million in impairment losses on intangible assets and other non-current assets in 2020, compared to impairment losses on intangible assets and other non-current assets of Won 486 million in 2019, which mostly consisted of impairment losses on intangible assets in relation to Dark Eden and other non-current assets in relation to Dark Eden, Latale and Sacred Blade.
Operating profit and operating profit margin
As a result of the cumulative effects of the reasons stated above, we recorded an operating profit of Won 88,368 million in 2020, compared to operating profit of Won 48,663 million in 2019, and our operating profit margin was 21.8% and 13.5% in 2020 and 2019, respectively.
Net finance income (costs)
We recorded net finance costs of Won 357 million in 2020, compared to a net finance income of Won 2,593 million in 2019. Net finance income (costs) includes primarily interest income and foreign currency gain (loss).
Income tax expenses
We recorded an income tax expense of Won 25,455 million in 2020, compared to an income tax expense of Won 11,526 million in 2019. Our effective tax rate increased from 22% in 2019 to 29% in 2020 primarily due to increased operating profit.
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
Profit attributable to owners of the parent company
As a result of the foregoing, we recorded profit attributable to owners of the parent company of Won 62,703 million in 2020 compared to profit attributable to owners of the parent company of Won 39,876 million in 2019.
Segment Results
Our net revenues from online game operations, prior to adjusting for inter-segment transactions, was Won 107,949 million in 2020, which was a 124.0% increase from Won 48,182 million in 2019. This was mainly due to increased revenues related to Ragnarok Online in Thailand. Our net revenue from mobile game operations was Won 336,326 million in 2020, which was a 3.0% decrease from Won 346,878 million in 2019. This was mainly due to decreased revenues from Ragnarok M: Eternal Love in Southeast Asia, North and South America and Oceania, Japan and Korea.
Prior to adjusting for inter-segment transactions, we recorded an operating profit of Won 45,115 million from online game operations in 2020, which was an increase of 481.8% from Won 7,754 million in 2019, resulting mainly from increased revenue from Ragnarok Online in Thailand. Also, our operating profit from mobile game operations was Won 42,493 million in 2020, which was an increase of 9.9% from Won 38,655 million in 2019, resulting mainly from increased revenues from Ragnarok Origin in Korea and Ragnarok X: Next Generation in Taiwan.
ITEM 5.B. LIQUIDITY AND CAPITAL RESOURCES
Liquidity
Prior to the commercial launch of Ragnarok Online in August 2002, our principal sources of liquidity were cash from equity financing and incurrence of debt. Following the commercial launch of Ragnarok Online, our principal sources of liquidity have been cash flows from our operating activities and the proceeds from our initial public offering of ADSs in February 2005. As of December 31, 2021, we had approximately Won 99,105 million (US$ 83,380 thousand) in cash and cash equivalents. Our cash and cash equivalents primarily consist of bank deposits with a maturity of three months or less at the time of purchase and money market instruments where the underlying securities have a maturity of three months or less.
We generate cash primarily through revenues from micro transactions, royalties and license fees in relation to our mobile games, as well revenues from subscriptions and micro-transactions, royalties and license fees from our online games in various countries as described in ITEM 5.A. “OPERATING RESULTS—OVERVIEW—Revenues.” As our overseas operations are conducted primarily through our subsidiaries and our overseas licensees, our ability to finance our operations and any debt that we or our subsidiaries may incur depends, in part, on the payment of royalties and other fees by our overseas licensees and, to a lesser extent, the flow of dividends from our subsidiaries. The level of popularity of our games in the marketplace is a key factor in how much cash we can generate. Most of our cash disbursements relate to costs such as salaries and other overhead costs for game servicing, other selling, general and administrative activities, and R&D activities.
Net cash used in investing activities has consisted primarily of increase in short-term financial instruments, purchases of intangible assets and property and equipment. Our net property and equipment increased from Won 7,695 million as of December 31, 2020 to Won 11,338 million (US$ 9,539 thousand) as of December 31, 2021 mainly due to increased right-of-use assets. Our intangible assets decreased from Won 3,363 million as of December 31, 2020 to Won 3,342 million (US$ 2,812 thousand) as of December 31, 2021 due to the amortization of intangible assets during 2021.
Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We invest our cash in bank deposits and short‑term financial instruments which primarily consist of money market instruments with maturities of one year or less. Our short‑term financial instruments increased from Won 71,000 million as of December 31, 2020 to Won 148,000 million as of December 31, 2021. The increase in our short-term financial instruments in 2021 primarily resulted from the conversion of cash and cash equivalents into short-term financial instruments.
As of December 31, 2021, our primary source of liquidity was Won 99,105 million (US$ 83,380 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities will be sufficient to meet our capital needs through at least 2023. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations.

Cash Flows
The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2021	2021(1)		2020	2019
	(In millions of Korean Won and thousands of US$)
Cash and cash equivalents at beginning of year	₩ 110,632	US$	93,078	₩ 79,428	₩ 86,051
Net cash inflow from operating activities	74,183	62,413		69,856	26,371
Net cash outflow from investing activities	(82,471)	(69,386)		(36,049)	(32,526)
Net cash outflow from financing activities	(3,306)	(2,781)		(2,547)	(1,686)
Effect of exchange rate changes on cash and cash equivalents	67	56		(56)	1,218
Net increase (decrease) in cash and cash equivalents	(11,527)	(9,698)		31,204	(6,623)
Cash and cash equivalents at end of year	₩ 99,105	US$	83,380	₩ 110,632	₩ 79,428
__________________________
Note:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,188.59 to US$1.00, the noon buying rate in effect on December 30, 2021 as certified by the Federal Reserve Bank of New York for customs purposes.
Net cash inflow from operating activities. Net cash inflow from operating activities increased to Won 74,183 million (US$ 62,413 thousand) in 2021 from Won 69,856 million in 2020, which was primarily due to increased cash generated from operations in 2021. The increase in net cash inflow from operating activities in 2020 as compared to 2019 was primarily due to increased net profit as a result of operating activities in 2020.
Net cash outflow from investing activities. Net cash outflow from our investing activities in 2021 was Won 82,471 million (US$ 69,386 thousand), compared to Won 36,049 million in 2020. This increase is primarily due to Won 77,000 million (US$ 64,783 thousand) of net increase of short-term financial instruments compared to net increase of Won 31,500 million of short-term financial instruments in 2020. The increase in net cash outflow from our investing activities in 2020 as compared to 2019 is primarily due to Won 31,500 million of net increase of short-term financial instruments compared to net increase of Won 30,000 million of short-term financial instruments in 2019 and increase of purchase of intangible assets.
Net cash outflow from financing activities. Net cash outflow from financing activities increased to Won 3,306 million (US$ 2,781 thousand) in 2021 from Won 2,547 million in 2020, which was primarily due to increased repayment of lease liabilities for renting additional offices. The increase in net cash outflow from financing activities in 2020 as compared to 2019 was also mainly due to increased repayment of lease liabilities.
Material Cash Requirements
The following table sets forth a summary of our material cash requirements from known contractual and other obligations due by period as of December 31, 2021:

	Payments Due by Period
	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
	(In millions of Korean Won)
Lease obligations	₩	8,901	₩	3,703	₩	4,737	₩	461	₩	—
Purchase obligations	2,335		891		1,444		—		—
Accrued severance benefits	260		260		—		—		—
Total	₩	11,496	₩	4,854	₩	6,181	₩	461	₩	—

Long‑term debt obligations. We have financed our operations primarily through cash flows from operations as well as proceeds from our initial public offering of ADSs in February 2005. Therefore, there are currently no long‑term debt obligations.
Lease obligations. With respect to our operating lease obligations, the lease payments due by December 31, 2021 are Won 1,224 million, Won 210 million, Won 358 million, Won 359 million, Won 44 million, Won 26 million, Won 214 million, Won 639 million, Won 323 million, Won 80 million and Won 198 million for our principal offices in Seoul, offices for our subsidiary in the United States, Japan, Taiwan, Thailand, Indonesia and Singapore, our rental server in Seoul, the United States and Taiwan and our company vehicle, respectively. The lease terms expire in December 2024, December 2024, April 2023, November 2025, July 2022, May 2022, December 2024, March 2023, October 2024, April 2022 and June 2023, respectively. The renewal terms in all of the leases are subject to market conditions.
Purchase obligations. In May 2020, we entered into an agreement with the NBA and NBPA to obtain the right to develop and publish an NBA licensed game. In October 2021, we entered into a development agreement with Funigloo Co., Ltd. to develop Ragnarok IP games. With respect to our purchase obligations, we note that Won 891 million is due in the next 12 months and Won 1,444 million is due in 1 to 3 years.
Accrued severance benefits. Employees and executive officers in Korea with one year or more of service are entitled to receive a lump‑sum payment upon termination of their employment with us based on the length of service and their rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of IAS 19, Employment Benefits. As severance benefits have no specific maturities, they are not allocated to the table that sets forth a summary of our contractual cash obligations due by period as of December 31, 2021.
Commitments for Capital Expenditures

We expect to have capital expenditure requirements for the ongoing expansion into other markets, including expenditures for expanding and upgrading our existing server equipment continuously, for developing new games internally, for acquiring and publishing third party games, or for investing in enhancing our technological, marketing, distributing and servicing capabilities. We believe that our internal cash flow from operations, together with our cash and cash equivalents, will be sufficient to satisfy our working capital requirements through at least 2023, including our new game development expenditures.
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
ITEM 5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
To remain competitive, we have continued to focus on our research and development efforts. Our research and development efforts and plans consist of the following:
•Strategy and planning—overall game design and review of technical feasibility, market feasibility and the game development process;
•Graphics—designing game characters and game environments, with the objective of optimizing the overall gaming experience;
•Server programming—server design and development, handling interconnections, validation, security, character data and game process coordination, and facilitating online communication among players; and
•Client programming—enhancing the visual and sound experience and movement simulation of game characters.

Our research and development expenditures were Won 16,570 million (US$ 13,941 thousand), Won 15,034 million and 9,503 million in 2021, 2020 and 2019, respectively. Our research and development expenses increased in 2021 mainly due to an increase in research and development expenses for mobile games.
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
ITEM 5.E. CRITICAL ACCOUNTING ESTIMATES
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
In 2021, we recorded impairment losses of Won 1,087 million (US$ 915 thousand) in non-financial assets.

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
As of December 31, 2021, we have recognized deferred tax assets of Won 1,719 million (US$ 1,446 thousand) related to temporary differences, tax loss carryforward and tax credit carryforwards, which can be utilized based on the likelihood of future taxable income.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 6.A. DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth certain information relating to our directors and executive officers as of April 28, 2022. The business address of all of our directors and executive officers is our registered office at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea.

Name	Age	Position
Hyun Chul Park	50	Chief Executive Officer and Executive Director
Yoshinori Kitamura	53	Chairman of the Board of Directors and Chief Operating Officer
Heung Gon Kim	56	Chief Financial Officer and Executive Director
Kazuki Morishita	48	Executive Director
Kazuya Sakai	57	Executive Director
Jung Yoo	60	Independent Director
Yong Seon Kwon	63	Independent Director
Kee Woong Park	61	Independent Director
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
Yoshinori Kitamura has served as our Executive Director since March 2008, Chief Operating Officer since June 2008 and Chairman of the Board of Directors since April 2011. Mr. Kitamura has also been a Director and Chief Executive Officer at Gravity NeoCyon since October 2008 and since October 2009, respectively. He was the Chief Executive Officer of Gravity Entertainment from March 2008 to December 2019. He has been Chief Executive Officer of Gravity Interactive, Gravity Communications, Gravity Game Link, Gravity Game Tech, Gravity Game Arise, Gravity Game Hub and Gravity Game Vision since July 2008, April 2018, February 2019, April 2019, July 2019, January 2021 and January 2022, respectively. He was also a Director at Gravity Games from October 2010 to March 2018 and a Director at Gravity EU SAS from July 2011 to November 2014. Mr. Kitamura has also been a Director and Executive General Manager of the GV Business Division (formerly known as International Business Division) at GungHo Online Entertainment, Inc. since March 2006 and June 2007, respectively, and was an Executive General Manager of the Marketing Division at GungHo Online Entertainment, Inc. from February 2003 to June 2007. He worked as a Director of GungHo Online Entertainment Korea, Inc. and GungHo Works, Inc. from March 2007 to October 2008 and from March 2008 to June 2008, respectively. Mr. Kitamura was a Director of L5 Games Inc. from July 2008 to its liquidation in August 2008. Mr. Kitamura also worked at NC Japan K.K. as marketing manager from January 2002 to January 2003 and ICC Corporation as business development manager from September 1999 to December 2001. Mr. Kitamura holds a bachelor’s degree in English Language and Literature from Bunkyo University.
Heung Gon Kim has served as our Chief Financial Officer and Executive Director since September 2008 and March 2021, respectively. Mr. Kim was the Chief Financial Officer at Gravity Interactive from June 2009 to March 2020, and has been a Director and a Vice President at Gravity Interactive since March 2011 and March 2021, respectively. Mr. Kim was a liquidator of Gravity Games from March 2018 to September 2018. He was a Director of Gravity Games from October 2010 to March 2018 and Chief Executive Officer of Gravity Games from March 2013 to March 2018. Mr. Kim was a Director of Gravity Entertainment from March 2011 to December 2019. He has been a Director and Chief Financial Officer of Gravity NeoCyon since March 2011 and May 2011, respectively. He has been a Director and Chief Financial Officer of Gravity Communications since April 2018. He has also been a Director of Gravity Game Link, Gravity Game Tech, Gravity Game Arise and Gravity Game Vision since February 2019, July 2019, July 2019 and January 2022, respectively. Mr. Kim also has been a Director and Chief Financial Officer of Gravity Game Hub since January 2021 and March 2021, respectively. He was the general manager of our financial management division and accounting and treasury department from March 2007 to September 2008 and from September 2006 to March 2007, respectively. He also worked as a manager of our accounting team from April 2004 to September 2006. Mr. Kim worked at Modottel, Inc. as accounting team manager from June 2002 to April 2004. Mr. Kim holds a bachelor’s degree in Accounting from Chung‑Ang University.
Kazuki Morishita has served as our Executive Director since March 2008. Mr. Morishita has also been the President and Chief Executive Officer of GungHo Online Entertainment, Inc. since January 2004 and was Chief Operating Officer of GungHo Online Entertainment, Inc. from August 2002 to January 2004. In addition, he was a Director of Game Arts Co., Ltd. from December 2005 to March 2008 and has been the President of Game Arts Co., Ltd. since March 2008. Mr. Morishita has also been a Director of GungHo Online Entertainment America, Inc. since March 2012 and he was a Director of Grasshopper Manufacture, Inc. from March 2018 to May 2021. He was a Director at SUPERTRICK GAMES, Inc., from February 2013 to May 2018 and has been a Chief Executive Officer since June 2018. Mr. Morishita was a Director at Acquire Corp. and Kahon 3 Oy. from October 2011 to November 2014, and from December 2013 to September 2014, respectively. Mr. Morishita was the Chairman of GungHo Works, Inc. from October 2007 to December 2009 and worked as a Director at GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008 and as a Director at Overdriver Game Technologies Ltd. from June 2012 to August 2013. He also was a general manager of the E‑service department at OnSale, Inc. from May 2001 to August 2002. Mr. Morishita served as Director of Kickers Network, Inc. from December 2000 to April 2001 and as Director of Dolphin Net, Inc. from March to November in 2000. Mr. Morishita worked as chief of the system sales department at Softcreate Co., Ltd. from July 1996 to February 2000. Mr. Morishita graduated from the High School Affiliated with Chiba University of Commerce.
Kazuya Sakai has served as our Executive Director since March 2009. He also served as Chief Financial Officer and Director since April 2004 and March 2005 respectively, and was the Investor Relations Officer of GungHo Online Entertainment, Inc., from July 2011 to April 2014. He has served as Director of Games Art Co., Ltd., GungHo Gamania Co., Ltd., Acquire Corp., GungHo Online Entertainment Asia Pacific Pte. Ltd., GungHo Online Entertainment America, Inc. and SUPERTRICK GAMES. Inc. since March 2017, December 2015, July 2015, September 2014, March 2012 and February 2013, respectively. He was a Director of Grasshopper Manufacture, Inc. and mspo, Inc. from March 2018 to May 2021 and from April 2018 to May 2021, respectively. He was a liquidator of mspo, Inc. in May 2021. Mr. Sakai was a Director of PlayPhone, Inc. and GGF B.V. from July 2015 to August 2019 and from October 2013 to September 2014, respectively. He was a Director at Overdriver Game Technologies Ltd. from June 2012 to August 2013, and an Auditor of Acquire Corp. from October 2011 to July 2015. Also, he was Chief Executive Officer of Capri, Inc. from October 2008 to December 2009. He was a Director of Gravity Entertainment from March 2008 to March 2011, and a Director of GungHo Works, Inc. from October 2007 to December 2009. Mr. Sakai was a Director of GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008 and Chief Executive Officer in October 2008 to its liquidation in October 2008. He was Chief Executive Officer of GungHo Asset Management, Inc. from January 2007 to October 2008. Mr. Sakai served as a general manager of Administration Division, Director and Chief Executive Officer of Expression Tools, Inc. from January 1993 to March 1996, from April 1996 to April 2000, and from April 2000 to November 2003, respectively. He worked at The Kyushu Sogo Bank, Ltd., the current name of which is The Shinwa Bank, Ltd., from April 1987 to December 1992. Mr. Sakai graduated from Kyushu Sangyo University with a bachelor’s degree in Commercial Science.
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
Kee Woong Park has served as our Independent Director since March 2020. Mr. Park has been a Chief Managing Partner of APEX LLC since September 2009. He has been an arbitrator at the Korean Commercial Arbitration Board from June 2002 to May 2020. He has been a director of Kwang-Sung School Foundation since July 2014, a member of Investigation Review Committee of Supreme Prosecutors’ Office since January 2018, and a vice president of Trust Science Institute of Korea since January 2019. He was a visiting scholar at University of British Columbia, Asia Law Center from January 2004 to June 2005 and he completed the train at the Judicial Research & Training Institute on Supreme Court of the Republic of Korea in February 1989. Mr. Park obtained an LL.B. degree from Seoul National University.
ITEM 6.B. COMPENSATION
We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2021, the aggregate amount of compensation paid by us to all directors and executive officers was Won 1,292 million (US$ 1,087 thousand). At our general meeting of shareholders held on March 31, 2022, our shareholders approved an aggregate amount of up to Won 2,500 million (US$2,103 thousand) as compensation for our directors for 2022.
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
•Under Korean law, we are not required to have a board of directors composed of a majority of independent directors. Our Board of Directors is currently composed of a total of eight directors, three of whom are independent directors.
•Under Korean law, we are not required to have independent director oversight of director nominations or a compensation committee composed solely of independent directors with a written charter which includes specific responsibilities and authority of the compensation committee. However, we have established a director nomination committee and a compensation committee in accordance with our articles of incorporation. Our director nomination committee and compensation committee are each composed of two non‑independent directors and one independent director.
•Under Korean law, independent directors are not required to have regularly scheduled meetings at which only independent directors are present. However, our audit committee, which is composed solely of three independent directors, generally holds meetings once a month and whenever there are matters related to the financial results of the Company, related party transactions or other relevant matters. At such meetings, only independent directors are present without management.
•In lieu of the requirement that shareholder approval be obtained prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity‑based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings, as specified in NASDAQ Stock Market Rule 5635, we require a resolution to be adopted at the general meeting of shareholders when necessary under Korean law, including, for example, if an issuance of securities is related to the acquisition of all or a part of the business of another corporation which significantly affects the business of the Company.
•In lieu of the requirement that copies of an annual report be delivered to shareholders within a reasonable time following the filing of the annual report with the SEC, our business report prepared under Korean law, and financial statements prepared in accordance with IFRS, are made available to shareholders one week before the day of the annual general meeting of shareholders and presented to shareholders at the ordinary general meeting of shareholders. Moreover, such documents as well as our annual report on Form 20‑F, once available, may be viewed at our principal or branch office by any of our shareholders making such a request and are also delivered to any shareholder making a request for delivery. Under Korean law, we are not required to prepare quarterly or interim reports. We furnish our quarterly financial statements prepared in accordance with IFRS on Form 6‑K with the SEC.
•Under Korean law, we are not required to solicit proxies nor provide proxy statements in connection with any general meeting of shareholders. For shareholders holding only our common shares, we do not solicit proxies from nor provide proxy statements to such shareholders. For holders of our ADSs, our depositary, Citibank, N.A. provides proxy statements to, and solicits proxies from, such holders, which proxies will be voted by the Korea Securities Depository, or the “KSD,” on behalf of the holders at the general meeting of shareholders.
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
The table below provides certain highlights of the composition of our directors. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f).

Board Diversity Matrix (As of March 31, 2022)

Country of Principal Executive Offices:	Republic of Korea
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8
Part I: Gender Identity
Directors	Female	Male	Non-Binary	Did Not Disclose Gender
	0	8	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0
COMMITTEES OF THE BOARD OF DIRECTORS
Under our articles of incorporation, we currently have three committees that serve under our Board of Directors:
•the audit committee;
•the director nomination committee; and
•the compensation committee.
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
ITEM 6.D. EMPLOYEES
As of December 31, 2021, we had 377 full‑time employees (not including employees of our subsidiaries). The total number of employees increased over the course of 2021 mainly due to increase of in-house development employees stemming from the increased number of games launched in 2021 and planned for 2022.
The following table sets forth the number of our employees by department as of the dates indicated:

	December 31,
	2021	2020	2019
Senior management	11	10	10
Finance	22	19	18
Marketing	87	80	70
Game development and support	257	215	186
Total	377	324	284
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
In addition, as of December 31, 2021, our subsidiaries had the number of employees as set forth in the following table:

	December 31,
	2021		2020		2019
Gravity Interactive, Inc.(1)	44	{4}	37	{4}	33	{5}
Gravity NeoCyon, Inc.(1)	199	{5}	229	{4}	269	{4}
Gravity Communications Co., Ltd.(1)	50	{6}	50	{5}	35	{5}
PT Gravity Game Link(1)	58	{6}	48	{6}	29	{5}
Gravity Game Tech Co., Ltd.(1)	65	{9}	46	{6}	21	{6}
Gravity Game Arise Co., Ltd.(1)	37	{4}	39	{4}	20	{4}
Gravity Game Hub PTE., Ltd.(1)	18	{5}	—		—
Total	471		449		407
__________________________
Note:
(1)The number in {} is the number of employees (who are included in the total number) seconded from Gravity Co., Ltd. to the relevant subsidiary.
None of the employees of Gravity Interactive, Gravity NeoCyon, Gravity Communications, Gravity Game Link, Gravity Game Tech, Gravity Game Arise or Gravity Game Hub is represented by a labor union or covered by a collective bargaining agreement.
We have entered into a standard annual employment contract with most of our officers, managers and employees. These contracts include a covenant that prohibits the relevant officer, manager, or employee from engaging in any activities that compete with our business during, and for six months after, the period of their employment with our company.
Under the severance payment plan that we have established in accordance with the Employee Retirement Benefit Security Act, employees in Korea with more than one year of service with us are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by the number of continuous years of employment. As of December 31, 2021, we provided Won 260 million (US$ 219 thousand) to 262 employees as severance payment, being 100% of our severance liability as of such date.
Pursuant to the Korean National Pension Law, we are required to pay 4.5% of each employee’s standard monthly income to the National Pension Corporation. Our employees are also required to pay 4.5% of their standard monthly income to the National Pension Corporation each month. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. Our employees can receive pension payments upon making a claim when they reach a certain age or lose all or part of their income due to disability, such as by receiving age pension payments when they reach the age of 65 after being registered for the national pension plan for at least 10 years and disability pension payments when a disease or illness acquired during the time they were registered for the national pension plan leaves a disability even after the disease or illness that originally caused the disability is cured. The total amount of contributions we, including our subsidiary in Korea, made to the National Pension Corporation in 2020 and 2021 was Won 933 million and Won 966 million (US$ 813 thousand), respectively.
ITEM 6.E. SHARE OWNERSHIP
None of our current directors or officers beneficially owns our common shares.
Stock option plan
Under our articles of incorporation, we may grant options for the purchase of our shares to certain qualified directors, officers and employees. Set forth below are the details of our stock option plan as currently contained in our articles of incorporation:
•Stock options may be granted to our officers and employees who have contributed or are qualified to contribute to our establishment, management and technical innovation. Notwithstanding the foregoing, no stock options may be granted to any person who is (i) our largest shareholder, (ii) a holder of 10% or more of our shares outstanding, (iii) certain specially related persons of the person set forth in (i) and (ii) above, or (iv) a shareholder who would own 10% or more of our shares upon exercise of options granted under the stock option plan; provided, however, that those who fall under the specially related persons upon becoming one of the officers of the concerned company (including part‑time officers of the affiliated company) shall be excluded from item (iii) above;
•Stock options may be granted by a special resolution of our shareholders with the aggregate number of shares issuable not to exceed 10% of the total number of our then issued and outstanding common shares;
•Upon exercise of stock options, we deliver our common shares or pay in cash the difference between the market price of our shares and the option exercise price;
•The number of officers and employees subject to grant of stock options shall not exceed 90% of the currently employed officers and employees, and the stock option granted to an officer or an employee shall not exceed 10% of the total issued and outstanding shares;
•Stock options granted under the stock option plan, in case new shares are issued, have a minimum exercise price equal to the higher of (i) the market price of our shares calculated pursuant to the method under the Inheritance and Gift Tax Law and (ii) the par value of our shares, and in other cases, have a minimum exercise price equal to or higher than the market price of our shares calculated pursuant to the method under the Inheritance and Gift Tax Law;
•Stock options may be exercisable by a person who is granted a stock option and has served the Company for two or more years from the date of the special resolution of shareholders granting such stock options;

provided, that stock options may be exercised by, or on behalf of, a person that dies, retires or resigns due to any cause not attributable to himself/herself before the completion of such a period of two years;
•Stock options can vest after two years from the stock option grant date and can be exercised up to five years from the vesting date; and
•Stock options may be cancelled by a resolution of our Board of Directors if (i) the officer or employee who holds the option voluntarily retires after being granted stock options, (ii) the officer or employee who holds the option causes material damage to us by willful misconduct or negligence, (iii) we are unable to deliver our shares or pay the prescribed amount due to bankruptcy or dissolution, or (iv) the occurrence of any cause for cancellation of stock options specified in the stock option agreement.
Each stock option confers the right to the grantee to purchase one share of our common stock at the exercise price. On December 24, 2004, our shareholders approved the implementation of our employee stock option plan and the granting of stock options under this plan to our directors, officers and employees. All the stock options granted on December 24, 2004 have expired. There are no stock options exercisable as of December 31, 2021.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 7.A. MAJOR SHAREHOLDERS
The table below sets forth information known to us with respect to the beneficial ownership of our common shares as of April 28, 2022, by each person known to us to own beneficially 5% or more of our common shares based on 6,948,900 common shares outstanding. None of our common shares entitles the holder to any preferential voting rights. Beneficial ownership is determined in accordance with the Exchange Act and the rules and regulations promulgated thereunder and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities.

Name	Number of Shares Beneficially Owned	Percentage Beneficially Owned
GungHo Online Entertainment, Inc.	4,121,737	59.3%
To the best of our knowledge, as of December 31, 2021, approximately 47.5% of our common shares was held in the United States (in the form of ADSs). Also to the best of our knowledge, we had approximately 8,259 beneficial holders of our shares (in the form of ADSs) in the United States as of December 31, 2021. As of the date hereof, our largest shareholder GungHo beneficially owns 59.3% of the voting power of our common shares.
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
Relationship with GungHo Online Entertainment, Inc.
On April 1, 2008, GungHo acquired 3,640,619 shares of our common stock, which was approximately 52.4% of our total shares. On June 23, 2008 and June 24, 2008, GungHo acquired our ADSs representing 450,554.25 and 30,565.25 shares of the Company, respectively. As of April 28, 2022, GungHo beneficially owns approximately 4,121,737 shares of the Company’s common stock, constituting approximately 59.3% of the total issued and outstanding common shares. See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR COMPANY STRUCTURE—GungHo, the licensee of our games in Japan, our principal market in terms of revenues, is our majority shareholder, which gives them control of our board of directors.”
In July 2002, we entered into an agreement with GungHo, formerly known as OnSale, Inc., for the service and distribution of Ragnarok Online in Japan, which was renewed in September 2004, September 2006, September 2009, September 2012, September 2015, September 2017, September 2019 and September 2021.

In August 2012, we entered into a co-development agreement with GungHo to develop Ragnarok Odyssey Ace for the PlayStation Vita platform, which was amended in January 2013, June 2013, February 2017 and October 2019.
In May 2010, we entered into a license with GungHo to commercialize the merchandise business using Ragnarok Online game characters within Japan, which was amended in May 2012, May 2014, May 2016, September 2017, September 2019 and September 2021.
In April 2019, we entered into an agreement with GungHo for the service and distribution of Ragnarok M: Eternal Love in Japan (locally named as Ragnarok Masters in Japan) which was launched in June 2019.
In July 2020, we entered into an agreement with GungHo for the service and distribution of Ragnarok Origin in Japan.
In August 2021, we entered into an agreement with GungHo Online Entertainment America, Inc. for the distribution of GRANDIA HD Collection in Korea, Hong Kong, Taiwan and Singapore.
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
As of December 31, 2021, 3,300,623 ADSs representing 3,300,623 shares of our common stock were outstanding.
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
We may issue new shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights, if the new shares are issued:
•through a general public offering, of no more than 50% of the total number of issued and outstanding shares;
•to the members of the employee stock ownership association;
•upon exercise of a stock option in accordance with our articles of incorporation;
•in the form of depositary receipts of no more than 50% of the total number of issued and outstanding shares;

•to induce foreign direct investment necessary for business in accordance with the Foreign Investment Promotion Act of no more than 50% of the total number of issued and outstanding shares;
•to the extent not exceeding 50% of the total number of issued and outstanding shares, to domestic or overseas financial institutions, corporations or individuals for the purpose of raising funds on an emergency basis;
•to certain companies under a joint venture arrangement with us; or
•in a public offering or the new shares are underwritten by underwriters for the purpose of listing such shares on any stock exchange, to the extent not exceeding 50% of the total number of issued and outstanding shares, provided that, if new shares are allocated to persons other than existing shareholders, the company is required to provide notice to shareholders or make a public notice at least two weeks prior to the payment date of the subscription amount for such new shares.
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
General Meeting of Shareholders
We hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:
•as necessary;
•at the request of shareholders holding an aggregate of 3% or more of our outstanding shares; or
•at the request of our audit committee.
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
Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one‑fourth of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our articles of incorporation, the following matters require approval by the holders of at least two‑thirds of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one‑third of our total voting shares then issued and outstanding:
•amending our articles of incorporation;
•removing a director;
•effecting a capital reduction (except any reduction in capital to make up for deficits);
•effecting any dissolution, merger or consolidation with respect to us;
•transferring all or any significant part of our business;
•acquiring all of the business of any other company or a part of the business of any other company having a material effect on our business (the “material effect” qualifier is applied to the acquisition of both the whole and partial business of any other company);
•issuing new shares at a price below the par value; or
•any other matters for which such resolution is required under relevant laws and regulations.
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

Rights of Dissenting Shareholders
In some limited circumstances, including the transfer of all or any part of our business having a material effect on our business and our merger or consolidation with another company except a small‑scale merger (as prescribed under Korean law) that leaves us as the surviving company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the applicable general meeting of shareholders. Within twenty days after the relevant resolution is passed, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within two months after receiving such request. The purchase price for the shares is required to be determined through negotiations between the dissenting shareholders and us. If an agreement is not attained within thirty days since the receipt of the request, we or the shareholder requesting the purchase of shares may request the court to determine the purchase price. Holders of ADSs will not be able to exercise dissenters’ rights unless they withdraw the underlying common shares and become our direct shareholders.
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
ITEM 10.C. MATERIAL CONTRACTS
We have not entered into any material contracts within the past two fiscal years other than in the ordinary course of business and as otherwise described in ITEM 4. “INFORMATION ON THE COMPANY” or elsewhere in this Annual Report.
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
Under the Foreign Exchange Transaction Laws, (i) the Ministry of Economy and Finance, or the “MOEF,” may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe‑keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions, if the Korean government deems that it is inevitable to take such measures, due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto; and (ii) if the Korean government deems that the international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring on serious obstacles in carrying out currency policies, exchange rate policies and other macroeconomic policies, the MOEF may take measures to require any person who intends to perform capital transactions to obtain permission from the MOEF or a person/entity designated by the public notification of the MOEF or to require any person who performs capital transactions to deposit part of the means of payment acquired in such transactions in certain Korean governmental agencies or financial institutions, in each case subject to certain limitations thereunder.
Filing with the Korean Government in Connection with the Issuance of American Depositary Shares
In order for us to issue common shares represented by ADSs in an amount exceeding US$ 30 million, we are required to file a prior report of the issuance with the MOEF through the designated foreign exchange bank. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.
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

Restrictions on American Depositary Shares and Shares
Once the report to the MOEF is filed in connection with the issuance of ADSs, no further Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with such withdrawal. In addition, persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.
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

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to its tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (e.g., dividends or capital gains) under an applicable tax treaty as the beneficial owner of such Korean source income, Korean tax law requires you (or your agent) to submit an application (in the case for reduced withholding tax rate, an “application for entitlement to reduced tax rate”, and in the case for exemption from withholding tax, an “application for tax exemption”) with a certificate of your tax residency issued by the competent authority of your country of tax residence, subject to certain exceptions (together, the “BO application”). For example, a U.S. resident would be required to provide a Form 6166 as a certificate of tax residency with the application for entitlement to reduced tax rate or the application for tax exemption, as the case may be. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle that is not the beneficial owner of such income (an “OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which in turn must submit an OIV report and a schedule of beneficial owners (and the BO applications collected from each beneficial owner, if such beneficial owner is applying for tax exemption) to the withholding agent prior to the payment date of such income. Effective from January 1, 2022, an OIV is deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established and (ii) such Korean source income is eligible for the treaty benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of a tax exemption application, the withholding agent is required to submit such application (together with the applicable OIV report in the event the income will be paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.
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
Securities Transaction Tax
The Securities Transaction Tax Act provides that a securities transaction tax shall be imposed on the transfer of share certificates or shares. The scope of taxable share certificates includes, with respect to share certificates transferred on or after January 1, 2011, rights arising from the acquisition of shares, shares prior to the issuance of share certificates, preemptive rights and subscription securities issued by corporations established under special laws (e.g., Agricultural Cooperatives Act) and depositary receipts (issued by depository of equity securities in a country other than the country of issuance, which describes the rights related to the relevant deposited securities) pursuant to the Financial Investment Services and Capital Markets Act. However, with respect to the transfer of share certificates listed in overseas securities markets that are similar to the Korean securities market, such as the New York Stock Exchange or the NASDAQ Stock Market, or the transfer of share certificates to an underwriter in order to list such share certificates on foreign stock exchanges, such transfer is not subject to the securities transaction tax. The said Act provides that the types of share certificates that are subject to the securities transaction tax are share certificates issued by a domestic corporation established according to the Commercial Act or a special act, or share certificates or depositary receipts which are issued by a non‑Korean corporation that are listed or registered in the securities market. Therefore, if you transfer common shares in a Korean corporation and the common shares are not listed in the securities market overseas, you will be subject to a securities transaction tax at the rate of 0.43% in case where the transfer is made in 2022 (to be reduced to 0.35% for transfer from January 1, 2023).
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
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following summary describes certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs or common shares as of the date hereof. The discussion set forth below is applicable only to U.S. Holders (as defined below) (i) who are residents of the United States for purposes of the current Convention Between the United States of America and the Republic of Korea for the Avoidance of Double Taxation, as amended (the “Tax Convention”), (ii) whose ADSs or common shares are not, for purposes of the Tax Convention, attributable to a permanent establishment in Korea and (iii) who otherwise qualify for the full benefits of the Tax Convention. Except where noted, it deals only with U.S. Holders that hold our ADSs and common shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This section does not discuss the tax consequences to any particular holder or any tax considerations that may apply to U.S. Holders subject to special tax rules, such as:
•financial institutions;
•regulated investment companies;
•real estate investment trusts;
•tax‑exempt entities, “individual retirement accounts” or “Roth IRAs”;
•grantor trusts;
•certain former citizens or residents of the United States;
•insurance companies;
•brokers, dealers or traders in securities, commodities or currencies;
•persons liable for alternative minimum tax;
•persons required to accelerate the recognition of any item of gross income with respect to our ADSs or common shares as a result of such income being recognized on an applicable financial statement;
•persons (including dealers or traders in securities) using a mark‑to‑market method of accounting;
•persons that have a “functional currency” for U.S. federal income tax purposes other than the U.S. dollar;
•persons that own (or are deemed to own) 10% or more (by vote or value) of our equity;
•persons owning our ADSs or common shares in connection with a trade or business conducted outside the United States;
•persons who hold our common shares or ADSs as a hedge or as part of a straddle with another position, constructive sale, conversion transaction, wash sale or other integrated transaction; and
•entities or arrangements that are treated as partnerships or other pass-through entities for U.S. federal income tax purposes or holders of equity interests therein.

This discussion is based on the Code, Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof and the Tax Convention, all as in effect and available on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. Except as expressly described herein, this discussion does not address the U.S. federal income tax consequences that may apply to U.S. Holders under the Tax Convention. This discussion is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law. This discussion does not address the 3.8% Medicare contribution tax imposed on certain net investment income, any U.S. state or local or non‑U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations. The discussion below is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all related agreements, will be performed in accordance with their terms.
Persons considering the purchase, ownership or disposition of our ADSs or common shares should consult their own tax advisors concerning U.S. federal income tax consequences (including the U.S. federal income tax rules applicable to PFICs discussed below) in light of their particular situation as well as any other tax consequences arising under the laws of any taxing jurisdiction.
As used herein, the term “U.S. Holder” means a beneficial holder of our ADSs or common shares that is, for U.S. federal income tax purposes:
•an individual citizen or resident of the United States;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust that:
◦is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code; or
◦has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
If an entity or arrangement treated as a partnership or other pass-through entities for U.S. federal income tax purposes acquires, owns or disposes of our ADSs or common shares, the U.S. federal income tax treatment of a partner, member or other beneficial owner in such partnership or other pass-through entity generally will depend upon the status of the partner, member or other beneficial owner and the status and activities of the partnership or other pass-through entity. Such a partner, member or other beneficial owner or partnership or other pass-through entity should consult its own tax advisor as to the U.S. federal income tax consequences of acquiring, owning or disposing of our ADSs or common shares.
American Depositary Shares
If you hold our ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such ADSs, and the following discussion assumes that such treatment will be respected. Accordingly, upon the exchange of ADSs for a U.S. Holder’s proportionate interest in our common shares represented by such ADSs, (i) no gain or loss will be recognized to such U.S. Holder, (ii) such U.S. Holder’s tax basis in such common shares will be the same as its tax basis in such ADSs, and (iii) the holding period in such common shares will include the holding period in such ADSs.
The U.S. Treasury has expressed concern that parties to whom ADSs are released before shares are delivered to the depositary or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of non-U.S. withholding taxes (if any), and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries. For purposes of the discussion below, we assume that intermediaries in the chain of ownership between the holder of an ADS and us are acting consistently with the claim of U.S. foreign tax credits or reduced rate of tax by U.S. Holders.
Passive Foreign Investment Companies
In general, we will be a PFIC for U.S. federal income tax purposes for any taxable year in which:
•at least 75% of our gross income is passive income; or
•on average at least 50% of the value (generally determined on a quarterly average basis) of our assets is attributable to assets that produce or are held for the production of passive income.
For this purpose, passive income generally includes dividends, interest, rents and royalties (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), certain gains from commodities and securities transactions and gains from the disposition of assets that produce or are held for the production of passive income, subject to various exceptions. If we own, directly or indirectly, at least 25% by value of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.
Based on the nature of our business, the composition of our income and assets, the value of our assets and the market price of our ADSs, we believe that we may not have been a PFIC for taxable years 2017 through 2021, but we believe that we were a PFIC for taxable years 2008 through 2016 and may be a PFIC in 2022 and future taxable years. The determination of whether we are a PFIC must be made annually after the end of each taxable year, and our PFIC status for each taxable year will depend on particular facts and circumstances (such as the composition of our income and assets and the valuation of our assets, including goodwill and intangible assets, which may be determined by reference to the market price of our ADSs) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for our past, current or future taxable years. Furthermore, if we are treated as a PFIC, and one or more of our subsidiaries are also treated as PFICs, you will generally be subject to the PFIC rules with respect to your indirect ownership of interests in such subsidiaries.
If we are a PFIC for any taxable year during which you hold our ADSs or common shares, we generally will continue to be treated as a PFIC with respect to you in all succeeding taxable years during which you hold the ADSs or common shares, regardless of whether we continue to meet the tests described above. Because we believe that we were a PFIC for taxable years 2008 through 2016, if you held our ADSs or common shares during any of those taxable years, we would continue to be treated as a PFIC with respect to those ADSs or common shares for all succeeding years in which you hold them. Similarly, if you first acquired ADSs or common shares in any year in which we were not a PFIC and we became a PFIC in a subsequent year, we would be treated as a PFIC with respect to those ADSs or common shares for all succeeding years during which you hold them. You may terminate this continued PFIC status by making a “deemed sale election,” as discussed below.
Under attribution rules, if we were a PFIC for any taxable year and any subsidiary or other entity in which we held a direct or indirect equity interest is also a PFIC (a “Lower-tier PFIC”), U.S. Holders would be deemed to own their proportionate share of any such Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described below under “U.S. Federal Income Tax Treatment of a Holder of ADSs or Common Shares Under PFIC Rules” on (i) certain distributions by the Lower-tier PFIC and (ii) a disposition of equity interests of the Lower-tier PFIC, in each case as if the U.S. Holders held such interests directly, even though the U.S. Holders have not received the proceeds of those distributions or dispositions directly. Generally, a mark-to-market election (as described below) cannot be made for equity interests in a Lower-tier PFIC and we do not expect that information needed to make a “qualified electing fund” election with respect to a Lower-tier PFIC will be available. Therefore, if we are a PFIC for any taxable year during which you hold our ADSs or common shares, you generally will continue to be subject to the rules described in the following paragraph with respect to your indirect interest in any Lower-tier PFIC, even if you were to make a valid mark-to-market election with respect to our ADSs or common shares. You are urged to consult your tax advisors about the application of the PFIC rules to our subsidiaries.
You are urged to consult your own tax advisor concerning the U.S. federal income tax consequences of holding our ADSs or common shares if we are considered a PFIC in any taxable year.

U.S. Federal Income Tax Treatment of a Holder of ADSs or Common Shares Under PFIC Rules
If we are a PFIC for any taxable year during which you hold our ADSs or common shares, absent certain elections (including the mark-to-market election or qualified electing fund election described below), you generally will be subject to adverse tax consequences (regardless of whether we continue to be classified as a PFIC) with respect to (1) any “excess distribution” received with respect to our ADSs or common shares and (2) any gain recognized from a sale or disposition (including a pledge) of such ADSs or common shares (which may include gain realized by reason of transfers of ADSs or common shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes( (together, the “excess distribution rules”). Generally, distributions you received in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years and the portion of your holding period for our ADSs or common shares will be treated as excess distributions. Under these excess distribution rules:
•the excess distribution or gain will be allocated ratably over your holding period for our ADSs or common shares;
•the amount allocated to the current taxable year in which you recognized gain or received excess distribution, and any taxable year prior to the first taxable year in which we were a PFIC in your holding period, will be treated as ordinary income arising in the current taxable year; and
•the amount allocated to each other taxable year (or portions thereof) during your holding period in which we were classified as a PFIC will be subject to tax at the highest tax rate in effect for that year and applicable to you, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
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
If we are classified as a PFIC and then cease to be so classified, a U.S. Holder may make an election (a “deemed sale election”) to be treated for U.S. federal income tax purposes as having sold such U.S. Holder’s ADSs or common shares on the last day of our taxable year during which we were a PFIC. A U.S. Holder that makes a deemed sale election would then cease to be treated as owning stock in a PFIC. However, gain recognized as a result of making the deemed sale election would be subject to the excess distribution rules described above, and loss would not be recognized.
“Mark-to-market” Election
In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, a shareholder may make an election to include gain on the stock of a PFIC as ordinary income under a mark‑to‑market method (the “mark-to-market election”), provided that such stock is “regularly traded” on a “qualified exchange.” A “qualified exchange” includes a national securities exchange that is registered with the SEC. Generally, a class of stock is considered regularly traded for any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Under current law, the mark‑to‑market election may be available to U.S. Holders of our ADSs because our ADSs are listed on NASDAQ, which constitutes a qualified exchange as designated in the Code, although there can be no assurance that our ADSs will be “regularly traded” for purposes of the mark‑to‑market election. Our common shares are not expected to be listed on a qualified exchange. Accordingly, the mark‑to‑market election is not expected to be available for U.S. Holders of our common shares. Moreover, the mark‑to‑market election will not in any event be available with respect to your indirect interest in any of our subsidiaries which are PFICs.
If you timely make an effective mark‑to‑market election, you will be required to include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess of the fair market value of our ADSs that are “marketable stock” at the end of the year over your adjusted tax basis in our ADSs. You will be entitled to deduct, as an ordinary loss in such year an amount equal to the excess of your adjusted tax basis in our ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark‑to‑market election. Your adjusted tax basis in our ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark‑to‑market rules. If you make a mark‑to‑market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability and consequences of the mark‑to‑market election, the procedures for making such an election and whether making the election would be advisable in your particular circumstances.
You should consult your tax advisor regarding the application of the foreign tax credit rules to the mark-to-market regime described above in the event we are a PFIC.
“QEF” Election
Alternatively, in certain cases, a U.S. Holder can avoid the interest charge and the other adverse PFIC tax consequences described above by obtaining certain information from the PFIC and electing to treat the PFIC as a “qualified electing fund” (“QEF”) under Section 1295 of the Code. However, we do not anticipate that this option will be available to you because we do not intend to provide the information regarding our income that would be necessary to permit you to make this election.
You are urged to contact your own tax advisor regarding the determination of whether we are a PFIC and the tax consequences of such status.
U.S. Federal Income Tax Treatment of a Shareholder If We Are Not a PFIC
Distributions
If you were a U.S. Holder of our ADSs or common shares in a taxable year in which we are a PFIC (and any subsequent taxable year), then this section generally will not apply to you.
As described in “Dividend Policy” above, we do not currently anticipate paying any distributions on our ADSs or common shares in the near future. However, to the extent that there are any distributions made with respect to our ADSs or common shares, the gross amount of distributions on our ADSs or common shares (without deduction for any withholding tax, including amounts withheld as Korean withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includible in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our ADSs. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under the Code. With respect to certain non‑corporate U.S. Holders, certain dividends received from a “qualified foreign corporation” may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation (other than a corporation that is a PFIC in the taxable year in which the dividend is paid or the prior year) that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the current Tax Convention meets these requirements and we believe that we are eligible for benefits under the Tax Convention. A foreign corporation (other than a corporation that is a PFIC in the taxable year in which the dividend is paid or the prior year) is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our common shares generally will not be considered readily tradable for these purposes. Under the U.S. Treasury Department guidance our ADSs, which are currently listed on NASDAQ, will generally be considered readily tradable on an established securities market in the United States. Thus, we believe that, as long as we are not a PFIC in the taxable year in which dividends are paid or the prior year, the dividends we pay with respect to the ADSs generally should be eligible for the reduced income tax rate on qualified dividends to non-corporate U.S. Holders. However, the determination of whether a dividend qualifies for the preferential tax rates must be made at the time the dividend is paid, and there can be no assurance that our ADSs will be considered readily tradable on an established securities market in future years. Non‑corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation.
For U.S. federal income tax purposes, the amount of any dividend paid in Won, including any Korean or other taxes withheld, will be included in your gross income in an amount equal to the U.S. dollar value of the Won received calculated by reference to the exchange rate in effect on the date the dividend is actually and constructively received by you, in the case of our common shares, or by the depositary, in the case of our ADSs, regardless of whether the Won are converted into U.S. dollars. If the Won are converted into U.S. dollars on the date of actual or constructive receipt, your tax basis in those Won should be equal to their U.S. dollar value on that date and, as a result, you generally should not be required to recognize any foreign exchange gain or loss. If the Won received as a dividend are not converted into U.S. dollars on the date of actual or constructive receipt, you will have a basis in the Won equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Won generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.
Subject to certain conditions and limitations, such as Korean taxes being paid in excess of the maximum rate set under the relevant tax treaty, Korean withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. federal income tax law. For purposes of calculating the foreign tax credit, dividends paid on our ADSs or common shares generally will be treated as income from sources outside the United States and generally will constitute “passive category income.” Further, in certain circumstances, if you:
•have held our ADSs or common shares for less than a specified minimum period during which you are not protected from risk of loss; or
•are obligated to make payments related to the dividends,
you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on our ADSs or common shares.
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
Taxation of Gains from the Sale, Exchange, or Other Disposition of Our ADSs or Common Shares
You generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our ADSs or common shares in an amount equal to the difference, if any, between (i) the amount realized on the sale, exchange, or other disposition (without reduction for any Korean or other non‑U.S. tax withheld from such disposition, and determined in the case of sales or exchanges in currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if sold or exchanged on an established securities market and you are a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and (ii) your adjusted tax basis (as determined in U.S. dollars) in the ADSs or common shares. Such capital gain or loss will be long‑term capital gain (taxable at a reduced rate for non‑corporate U.S. Holders, including individuals) or loss if, on the date of sale, exchange, or other disposition, you have held the ADSs or common shares for more than one year. The deductibility of capital losses is subject to limitations. You should consult with your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Korean tax imposed on a sale or other disposition of ADSs or common shares.
Information Reporting Regarding PFICs and Specified Foreign Financial Assets
If we are a PFIC, unless an exception applies, a U.S. Holder would be required to file IRS Form 8621 for each year in which the U.S. Holder owns our ADSs or common shares, including any taxable year in which the U.S. Holder (i) recognizes gain on the direct or indirect disposition of our ADSs or common shares, (ii) receives certain direct or indirect distributions from us, or (iii) makes any of certain reportable elections (including a mark‑to‑market election). An IRS Form 8621 may also be required to be filed with respect to a Lower-tier PFIC. This requirement is in addition to other reporting requirements applicable to ownership in a PFIC. In the event a U.S. Holder does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may be extended.
Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some cases, a higher threshold) may be required to file an information report with the IRS (on IRS Form 8938) with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained with non-U.S. financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained with financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties and (iii) interests in non-U.S. entities. U.S. Holders are urged to consult their tax advisors regarding the application of this disclosure requirement to their ownership of our ADSs and common shares.
If you are a U.S. Holder, you are urged to consult with your own tax advisor regarding the application of the PFIC and specified foreign financial assets information reporting requirements and related statute of limitations tolling provisions with respect to the ADSs or our common shares.
Information Reporting and Backup Withholding
In general, information reporting will apply to payments of dividends in respect of our ADSs or common shares and the proceeds from the sale, exchange, or redemption of our ADSs or common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient, such as certain corporations, and if required, adequately demonstrates that fact. In addition, backup withholding may apply to such payments unless (1) you are a corporation or other exempt recipient or (2) you provide a correct taxpayer identification number and certify that you are not subject to back up withholding in the manner required. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS. Prospective investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.
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
As of December 31, 2021, of our total financial assets of Won 41,332 million (2020: Won 40,413 million), we had the U.S. dollar denominated financial assets of Won 33,328 million (2020: Won 31,775 million), the Japanese Yen denominated financial assets of Won 7,115 million (2020: Won 4,099 million), the NT dollar denominated financial assets of Won 408 million (2020: Won 4,076 million) and other denominated financial assets of Won 481 million (2020: Won 463 million). As of December 31, 2021, of our total financial liabilities of Won 17,467 million (2020: Won 19,329 million), we had the U.S. dollar denominated financial liabilities of Won 16,504 million (2020: Won 17,099 million), the Japanese Yen denominated financial liabilities of Won 907 million (2020: Won 2,092 million), the NT dollar denominated financial liabilities of Won 0 million (2020: Won 126 million) and other denominated liabilities of Won 56 million (2020: Won 12 million). For example, a hypothetical 10% appreciation of the Won against the NT dollar, the Japanese Yen, the U.S. dollar and other foreign currencies, in the aggregate, would reduce our cash flows by Won 2,386 million (2020: Won 2,109 million).
In 2021, Won 340,187 million (2020: Won 296,058 million) of our revenue was derived from currencies other than the Won: primarily the NT dollar, Won 77,462 million (2020: Won 100,049 million); the Japanese Yen, Won 40,259 million (2020: Won 22,500 million); the U.S. dollar, Won 20,894 million (2020: Won 20,659 million); the Thai Baht, Won 94,475 million (2020: Won 59,086 million); the Philippine Peso, Won 20,173 million (2020: Won 23,690 million); the Indonesian Rupiah, Won 10,723 million (2020: Won 12,729 million); and the Malaysian Ringgit, Won 30,422 million (2020: Won 23,121 million) . A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Won in 2021 would have reduced our revenue by Won 29,441 million (2020: Won 26,183 million).
As of April 28, 2022, we had no foreign currency forward contract outstanding. We may in the future enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risks, but we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Korean exchange control regulations that restrict our ability to convert the Won into the U.S. dollar, the Japanese Yen or the Euro under certain emergency circumstances.
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
Credit Risk
Our cash and cash equivalents and short‑term financial instruments are placed with several local financial institutions. Four different financial institutions are holding approximately 14.6%, 12.6%, 12.1% and 12.1% (2020: 23.8%, 15.8%, 14.9% and 13.1% in four different financial institutions, respectively), respectively of our cash and cash equivalents and short term financial instruments. We face a potential credit risk that the financial institutions may become insolvent and be unable to repay our principal and interest in a timely manner. While the management believes such financial institutions are of a high credit quality, it is difficult for us to predict the financial condition of the United States or Korean or Taiwanese or Thai banking sectors and the financial institutions that manage our cash holdings. We may be materially and adversely affected by any widespread failure in the United States or Korean or Taiwanese or Thai banking sectors caused by any economic downturn or volatile financial markets in the future.
The above discussion and the estimated amounts generated from the sensitivity analyses referred to above include “forward‑looking statements,” which assume for analytical purposes that certain market conditions may occur. Accordingly, such forward‑looking statements should not be considered projections by us of future events or losses.
The disclosure for the financial year ended December 31, 2020 related to this item was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in our Form 20-F filed on April 29, 2021.
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
	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued.	Person for whom ADSs are issued.
(2) Cancellation of ADSs (e.g., a cancellation of ADSs for Delivery of deposited Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) cancelled.	Person for whom ADSs are being cancelled.
(3) Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) an exercise of rights to purchase additional ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., spin-off shares).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
(6) ADS Services.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.	Person holding ADSs on the applicable record date(s) established by the Depositary.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act) as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded, that our disclosure controls and procedures as of December 31, 2021 were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a‑15(f) and 15d‑15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
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
Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2021, based upon criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.
Remediation of Prior Material Weakness in Internal Control over Financial Reporting.
Due to the many completed actions taken by the Company, management has concluded that the material weakness identified as of December 31, 2020 has been remediated as of December 31, 2021. Among the overall improvements we have made are the following:

•We have strengthened the monitoring of the Company’s service organizations with respect to the exercise of controls related to managing program change management, so as to maintain effective controls over the operating effectiveness of IT systems that are relevant to our financial statements..
•Additional personnel were hired to continuously improve the internal control environment, and conducted formal training related to key accounting policies, and internal controls for all key personnel who have an impact on the financial statements.
•We have developed and executed a plan to identify risk factors in a timely manner through the updating of internal control procedures over all significant accounting areas and information technology that have an impact on financial reporting.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 has been audited by KPMG Samjong Accounting Corp., an independent registered public accounting firm, as stated in their report which is included in ITEM 19 of this Annual Report.
Changes in Internal Control over Financial Reporting

Other than described above, under “Remediation of Prior Material Weakness in Internal Control Over Financial Reportiing” there have been no other changes in our internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The table below sets forth the aggregate fees billed or to be billed by KPMG Samjong Accounting Corp. (“KPMG”), a member firm of KPMG International and our principal accountant for the years ended December 31, 2021 and December 31, 2020, categorized by the types of services provided and a brief description of the nature of such services.

	Years Ended, December 31, 2021 and 2020
Type of Service	2021		2020	Nature of Services
	(In millions of Korean Won)
Audit Fees	₩	1,189	₩ 1,191	Audit Service for the Company
Audit‑Related Fees			—
Tax Fees(1)	255		117
All Other Fees			—
Total	₩	1,444	₩ 1,308
__________________
Notes:
(1)Tax fees consist of fee for corporate tax return, transfer pricing consulting and etc,.
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
ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Our management undertook a process with respect to the selection of an independent auditor in connection with the implementation of a new Korean law (an amendment to the Enforcement Decree of the Act on External Audit of Stock Companies effective November 1, 2018) requiring, among other things, the appointment of an auditor by an independent audit committee within forty-five days from the start date of the business year, and for a period of three consecutive business years. Following this process, on February 10, 2022, our audit committee of the Board of Directors of the Company made an independent decision to instruct the company to appoint Samil PricewaterhouseCoopers(“PwC”), and dismiss KPMG, to serve as the Company’s independent registered public accounting firm for the audit of the Company's financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, for the fiscal years including December 31, 2022, 2023 and 2024. PwC's appointment is expected to be effective following the filing of the Company's Form 20-F for the year ended December 31, 2021 and the issuance, by KPMG, of their independent audit report for the same period. PwC's appointment is also subject to completion of PwC’s standard client acceptance procedures and execution of an engagement letter between PwC and the Company.
KPMG’s reports on the Company’s consolidated financial statements and internal control over financial reporting for the fiscal year ended December 31, 2020 contained an adverse opinion, but for the fiscal year ended December 31, 2021 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.
During the Company’s two most recent fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through April 28, 2022, there were:

(i) no disagreements between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements of the Company; and
(ii) no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F except for the fiscal year end December 31,2020 as follow: material weaknesses were identified on KPMG's report on the Company's internal control over financial reporting as of December 31, 2020.
Our management has provided KPMG with a copy of the foregoing statements prior to its filing with the U.S. Securities and Exchange Commission (“SEC”) and has requested and received from KPMG a letter addressed to the SEC stating whether it agrees with the above statements. A copy of KPMG’s letter, dated April 28, 2022, is attached as Exhibit 16 to this Form 20-F. Additionally, KPMG has informed PwC about the reportable events described above.
During the Company’s fiscal years ended December 31, 2021 and 2020 and the subsequent period through April 28, 2022, neither the Company nor anyone acting on its behalf consulted with PwC regarding either:
(i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on by PwC on the Company’s financial statements or a written report or oral advice that was provided to the Company that PwC concluded was an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue; or
(ii) any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.
ITEM 16.G. CORPORATE GOVERNANCE
See ITEM 6.C. “BOARD PRACTICES.”
ITEM 16.H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
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

Page
Index to the Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm (PCAOB ID: 1357) for the Fiscal Year Ended December 31, 2021 and 2020	F-2
Report of Independent Registered Public Accounting Firm (PCAOB ID: 1357) on Internal Control Over Financial Reporting as of the Fiscal Year Ended December 31, 2021	F-4
Consolidated Statements of Financial Position as of December 31, 2021 and 2020	F-5
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2021, 2020 and 2019	F-6
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2021, 2020 and 2019	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2021, 2020 and 2019	F-8
Notes to the Consolidated Financial Statements	F-9
(b)Exhibits filed as part of this Annual Report

Exhibit No.	Description
1.1	Articles of Incorporation, amended as of March 31, 2020 (English translation) (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (file no. 000-51138) filed on April 29, 2020)
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

2.d*	Description of Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934
4.1*†	11th Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2021 between GungHo Online Entertainment, Inc. and Registrant
8.1*	List of Registrant’s subsidiaries
11.1	Registrant’s Code of Ethics (amended, incorporated by reference to Exhibit 11.1 of our annual report on Form 20‑F (file no. 000‑51138) filed on June 30, 2006)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
16.1*	Letter from KPMG Samjong Accounting Corp. to the Securities and Exchange Commission, dated April 28, 2022
101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
__________________________
*Filed herewith
†Portions of this exhibit have been redacted pursuant to Item 4 of the “Instructions As To Exhibits” of Form 20-F because the Company customarily and actually treats the redacted information as private or confidential and the omitted information is not material. The Company hereby agrees to furnish an unredacted copy of the exhibit to the Commission upon request.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GRAVITY CO., LTD.

	By:	/s/ Heung Gon Kim
	Name:	Heung Gon Kim
	Title:	Chief Financial Officer
Date: April 28, 2022

INDEX TO FINANCIAL STATEMENTS

Page
Index to the Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm (PCAOB ID: 1357) for the Fiscal Year Ended December 31, 2021 and 2020	F-2
Report of Independent Registered Public Accounting Firm (PCAOB ID: 1357) on Internal Control Over Financial Reporting as of the Fiscal Year Ended December 31, 2021	F-4
Consolidated Statements of Financial Position as of December 31, 2021 and 2020	F-5
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2021, 2020 and 2019	F-6
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2021, 2020 and 2019	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2021, 2020 and 2019	F-8
Notes to the Consolidated Financial Statements	F-9

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Gravity Co., Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Gravity Co., Ltd. and its subsidiaries (the Group) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 28, 2022 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Evaluation of sufficiency of evidence on deferred revenue of mobile games
As discussed in Notes 2 (i), 4 and 13 (4) to the consolidated financial statements, the Group has Korean Won 3,248 million deferred revenue related to mobile games as of December 31, 2021. The Group estimates the life cycle of game users and defers revenue for the remaining virtual currency and items that active users own at period-end. The Group identified a material weakness related to ineffective program change controls for certain mobile game servers as of December 31, 2020 that continued to be deficient during 2021 before it was remediated as of December 31, 2021. As a result, system-generated reports and data used in deferred revenue calculations could be incomplete and inaccurate, which could result in material misstatement in financial statements.
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
The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgement to determine the nature and extent of procedures to be performed over deferred revenue of mobile games. We evaluated the completeness and accuracy of total quantities and amounts of purchases of virtual currency and certain items for which the payments were processed by third-party mobile platforms during the year recorded in the game servers by comparing them to the statements provided by third-party mobile platform providers. We selected a sample of active paying users with the remaining balance of virtual currency as of December 31, 2021 and tested the accuracy of relevant data elements by comparing them with that in the live game servers as of the same date. We also involved IT professionals with specialized skills and knowledge who assisted us in the following:
a.Assessing the completeness of program changes that could impact the data used in the measurement of deferred revenue by inspecting the log related to shutdowns from game servers and service maintenance notices which are made available to game users on the Group’s websites.
b.Assessing the impact of program changes on the measurement of deferred revenue by evaluating the program change activities.
In addition, we evaluated the sufficiency of audit evidence obtained over deferred revenue of mobile games by assessing the results of procedures performed, including the appropriateness of the nature and extent of audit evidence.
/s/ KPMG Samjong Accounting Corp.
We have served as the Group’s auditor since 2019.
Seoul, Korea
April 28, 2022

Report of Independent Registered Public Accounting Firm
on Internal Control over Financial Reporting
To the Shareholders and Board of Directors
Gravity Co., Ltd.:
Opinion on Internal Control Over Financial Reporting
We have audited Gravity Co., Ltd. and its subsidiaries’ (the Group) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group has maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of December 31, 2021 and 2020, and the consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated April 28, 2022 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
April 28, 2022

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2021 and 2020

	Note	December 31, 2021	December 31, 2020
		(In millions of Korean won)
Assets
Cash and cash equivalents	5, 6, 22	₩ 99,105	₩ 110,632
Short-term financial instruments	6, 22	148,000	71,000
Accounts receivables, net	6, 7, 13, 22	52,615	59,761
Other receivables, net	6, 7, 22	1,080	8
Prepaid expenses	13	3,164	2,238
Other current financial assets	6, 22	598	818
Other current assets		1,573	2,128
Total current assets		306,135	246,585
Property and equipment, net	8, 21	11,338	7,695
Intangible assets, net	9	3,342	3,363
Deferred tax assets	18	1,719	3,590
Other non-current financial assets	6, 22	3,019	1,324
Other non-current assets		1,973	2,815
Total non-current assets		21,391	18,787
Total assets		₩ 327,526	₩ 265,372
Liabilities
Accounts payables	6, 22	₩ 41,199	₩ 52,688
Deferred revenue	13	13,481	13,692
Withholdings		3,596	2,851
Accrued expenses	6, 22	1,484	1,365
Income tax payable	18	10,629	9,470
Other current liabilities	6, 21, 22	3,608	2,654
Total current liabilities		73,997	82,720
Long-term account payables	6	729	1,402
Long-term deferred revenue	13	98	101
Other non-current liabilities	6, 21, 22	5,861	3,801
Total non-current liabilities		6,688	5,304
Total liabilities		80,685	88,024
Equity
Share capital	12	3,474	3,474
Capital surplus	12	27,098	27,110
Other components of equity	12	2,180	(1,045)
Retained earnings	12	213,318	147,371
Equity attributable to owners of the Parent Company		246,070	176,910
Non-controlling interest		771	438
Total equity		246,841	177,348
Total liabilities and equity		₩ 327,526	₩ 265,372
The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2021, 2020 and 2019

	Note	2021	2020	2019
		(In millions of Korean won except per share data)
Revenues	13, 23, 24	₩ 413,938	₩ 405,953	₩ 360,967
Online games		75,370	89,545	42,322
Mobile games		320,164	298,324	301,903
Other revenue		18,404	18,084	16,742
Cost of revenues	14	224,173	239,045	265,788
Gross profit		189,765	166,908	95,179
Selling, general and administrative expenses	14, 15	(75,631)	(62,400)	(36,873)
Research and development	14	(16,570)	(15,034)	(9,503)
Other income	16	607	658	353
Other expenses	16	(1,452)	(1,764)	(493)
Operating profit	23	96,719	88,368	48,663
Finance income	6, 17	5,268	3,476	4,187
Finance costs	6, 17	(2,686)	(3,833)	(1,594)
Profit before income tax		99,301	88,011	51,256
Income tax expenses	18	33,421	25,455	11,526
Profit for the year		₩ 65,880	₩ 62,556	₩ 39,730
Other comprehensive income
Items that may be subsequently reclassified to income or loss:
Foreign currency translation adjustments		3,274	(1,319)	136
Items that will not be reclassified to income or loss:
Remeasurement of defined benefit liabilities		(3)	—	—
Total comprehensive income for the year		₩ 69,151	₩ 61,237	₩ 39,866
Profit (loss) attributable to:
Owners of the Parent Company		65,947	62,703	39,876
Non‑controlling interest		(67)	(147)	(146)
Total comprehensive income (loss) attributable to:
Owners of the Parent Company		69,172	61,384	40,012
Non-controlling interest		(21)	(147)	(146)
Earnings per share (in Korean won)
Basic earnings per share	19	₩ 9,490	₩ 9,023	₩ 5,738
Diluted earnings per share	19	9,490	9,023	5,738
The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2021, 2020 and 2019

		Attributable to owners of the Parent Company					Non- controlling interest	Total equity
	Note	Share capital	Capital surplus	Other components of equity	Retained earnings	Total
		(In millions of Korean won)
Balance at January 1, 2019		₩ 3,474	₩ 27,141	₩ 138	₩ 45,405	₩ 76,158	₩ (606)	₩ 75,552
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	39,876	39,876	(146)	39,730
Foreign currency translation adjustments	12	—	—	136	—	136	—	136
Total comprehensive income (loss) for the year		—	—	136	39,876	40,012	(146)	39,866
Transaction with owners, recognized directly in equity
Equity transaction		—	(13)	—	—	(13)	361	348
Non-controlling interests		—	—	—	(613)	(613)	613	—
Balance at December 31, 2019		3,474	27,128	274	84,668	115,544	222	115,766
Balance at January 1, 2020		3,474	27,128	274	84,668	115,544	222	115,766
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	62,703	62,703	(147)	62,556
Foreign currency translation adjustments	12	—	—	(1,319)	—	(1,319)	—	(1,319)
Total comprehensive income (loss) for the year		—	—	(1,319)	62,703	61,384	(147)	61,237
Transaction with owners, recognized directly in equity
Equity transaction		—	(18)	—	—	(18)	1	(17)
Changes in interests in subsidiaries		—	—	—	—	—	362	362
Balance at December 31, 2020		3,474	27,110	(1,045)	147,371	176,910	438	177,348
Balance at January 1, 2021		3,474	27,110	(1,045)	147,371	176,910	438	177,348
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	65,947	65,947	(67)	65,880
Remeasurement of defined benefit liabilities		—	—	(2)	—	(2)	(1)	(3)
Foreign currency translation adjustments	12	—	—	3,227	—	3,227	47	3,274
Total comprehensive income (loss) for the year		—	—	3,225	65,947	69,172	(21)	69,151
Transaction with owners, recognized directly in equity
Equity transaction		—	(12)	—	—	(12)	354	342
Balance at December 31, 2021		₩ 3,474	₩ 27,098	₩ 2,180	₩ 213,318	₩ 246,070	₩ 771	₩ 246,841
The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2021, 2020 and 2019

	Note	2021	2020	2019
		(In millions of Korean won)
Cash flows from operating activities
Cash generated from operations	20	₩ 103,572	₩ 81,735	₩ 37,220
Interest received		995	1,122	1,605
Interest paid		(111)	(186)	(277)
Income taxes paid		(30,273)	(12,815)	(12,177)
Net cash inflow from operating activities		74,183	69,856	26,371
Cash flows from investing activities
Increase in net short‑term financial instruments		(77,000)	(31,500)	(30,000)
Increase in other non-current financial assets		(1,289)	(856)	(274)
Proceeds from disposal of property and equipment	8	14	3	71
Proceeds from disposal of intangible assets	9	15	—	20
Purchase of property and equipment	8	(1,747)	(1,071)	(983)
Purchase of intangible assets	9	(2,464)	(2,625)	(1,360)
Net cash outflow in investing activities		(82,471)	(36,049)	(32,526)
Cash flows from financing activities
Proceeds from capital contribution from non-controlling interests		353	362	359
Repayment of lease liabilities	21	(3,648)	(2,893)	(2,034)
Payment of share issuance costs		(11)	(16)	(11)
Net cash outflow in financing activities		(3,306)	(2,547)	(1,686)
Effect of exchange rate changes on cash and cash equivalents		67	(56)	1,218
Net increase (decrease) in cash and cash equivalents		(11,527)	31,204	(6,623)
Cash and cash equivalents at beginning of the year		110,632	79,428	86,051
Cash and cash equivalents at end of the year		₩ 99,105	₩ 110,632	₩ 79,428
The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. General Information
The Parent Company
GRAVITY CO., LTD. (“the Parent Company”) was incorporated on April 4, 2000, to engage in developing and publishing online and mobile games and other related business. The Parent Company’s headquarter is located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul, Korea. The Parent Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally in 91 markets. Also, the Parent Company has been operating Mobile games such as Ragnarok M: Eternal Love in the global market.
On February 8, 2005, the Parent Company listed its shares on the Nasdaq Stock Market in the United States, and issued 1,400,000 shares of common stocks in the form of American Depositary shares (“ADSs”) under the symbol “GRVY”.
As of December 31, 2021, the Parent Company’s total paid-in capital amounts to Won 3,474 million. The Parent Company’s major shareholders and their respective percentage of ownership as of December 31, 2021 are as follows:

	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31
Others	2,827,163	40.69
	6,948,900	100.00
Consolidated Subsidiaries
Details of the consolidated subsidiaries as of December 31, 2021 and 2020 are as follows:

		Percentage of ownership (%)
Subsidiary	Location	2021	2020	Fiscal year end	Main business
Gravity Interactive, Inc.	U.S.A.	100.00	100.00	December	Online and mobile game services
Gravity NeoCyon, Inc.	Korea	99.53	99.53	December	Mobile game development and service
Gravity Communications Co.,Ltd.	Taiwan	100.00	100.00	December	Online and mobile game services
PT. Gravity Game Link	Indonesia	70.00	70.00	December	Online and mobile game services
Gravity Game Tech Co.,Ltd.	Thailand	100.00	100.00	December	Online and mobile game services
Gravity Game Arise Co., Ltd.	Japan	100.00	100.00	December	Online and mobile game services
Gravity Game Hub PTE., Ltd.(*)	Singapore	100.00	—	December	Online and mobile game services

(*) Gravity Game Hub PTE., Ltd. was established during the year ended December 31, 2021 with 100% ownership interest held by the Parent Company.

Condensed Financial Information of Subsidiaries
Details of the condensed financial information of subsidiaries as of December 31, 2021 and 2020 are as follows:

	2021
Subsidiaries	Total assets(*)	Total liabilities(*)	Revenue(*)	Profit(loss) For the period(*)
	(In millions of Korean won)
Gravity Interactive, Inc.	₩ 26,385	₩ 16,163	₩ 79,242	₩ 988
Gravity NeoCyon, Inc.	14,903	9,378	25,443	(111)
Gravity Communications Co., Ltd.	33,121	9,236	33,342	9,096
PT Gravity Game Link	2,916	318	2,462	(221)
Gravity Game Tech Co., Ltd.	25,591	5,666	28,346	5,496
Gravity Game Arise Co., Ltd.	3,912	2,167	3,258	159
Gravity Game Hub PTE., Ltd	2,538	722	117	(1,110)
(*) Amount before offsetting the related party transactions.

	2020
Subsidiaries	Total assets(*1)	Total liabilities(*1)	Revenue(*1)	Profit(loss) For the period(*1)
	(In millions of Korean won)
Gravity Interactive, Inc.	₩ 31,849	₩ 23,405	₩ 123,055	₩ 1,138
Gravity Entertainment Corporation (*2)	—	—	—	8
Gravity NeoCyon, Inc.	11,069	7,422	26,368	(1,754)
Gravity Communications Co., Ltd.	33,717	10,070	41,677	12,281
PT Gravity Game Link	2,185	664	4,881	(315)
Gravity Game Tech Co., Ltd.	21,093	6,315	39,147	13,989
Gravity Game Arise Co., Ltd.	2,637	2,066	2,483	82
(*1) Amount before offsetting the related party transactions.
(*2) Gravity Entertainment Corporation was liquidated during 2020 and has been excluded from subsidiary since then.
2. Basis of Accounting
Basis of Preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”). These consolidated financial statements were authorized for issuance by the board of directors on April 28, 2022.
Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material item in the consolidated statement of financial position:

•Financial instruments measured at fair value through profit or loss (“FVTPL”)
Use of Judgements and Estimates
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
i)Deferred Revenue
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
ii)Deferred Tax Assets
When the Group assesses the realizability of deferred tax assets, the Group considers its performance, general economic environment, projected future taxable income, and periods available to utilize tax loss carryforwards and tax credit carryforwards. The Group periodically monitors the estimates used in assessing the realizability of the deferred tax assets. The amount of deferred tax assets may be changed if estimated future taxable income during the carryforward periods changes.
3. Changes in Accounting Policies and Disclosures
New and Amended Standards Adopted by the Group
The Group has applied the following standards and amendments for the first time for the annual reporting period commencing January 1, 2021.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform Phase 2

The Group applied the Phase 2 amendments retrospectively. However, in accordance with the exceptions permitted in the Phase 2 amendments, the Group has elected not to restate comparatives for the prior periods to reflect the application of these amendments. Since the Group had no transactions for which the benchmark rate had been replaced with an alternative benchmark rate as at 31 December 2020, there is no impact on opening equity balances as a result of retrospective application.

The Phase 2 amendments provide practical relief from certain requirements in IFRS Standards. These reliefs relate to modifications of financial instruments and lease contracts or hedging relationships triggered by a replacement of a benchmark interest rate in a contract with a new alternative benchmark rate.

If the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, then the Group updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•the change is necessary as a direct consequence of the reform; and

•the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applied the policies on accounting for modifications to the additional changes.

The amendments also provide an exception to use a revised discount rate that reflects the change in interest rate when remeasuring a lease liability because of a lease modification that is required by interest rate benchmark reform.

Finally, the Phase 2 amendments provide a series of temporary exceptions from certain hedge accounting requirements when a change required by interest rate benchmark reform occurs to a hedged item and/or hedging instrument that permits the hedging relationship to be continued without interruption. The Group applied the following reliefs as and when uncertainty arising from interest rate benchmark reform was no longer present with respect to the timing and amount of the interest rate benchmark-based cash flows of the hedged item or hedging instrument:

•the Group amended the designation of a hedging relationship to reflect changes that were required by the reform without discontinuing the hedging relationship; and

•when a hedged item in a cash flow hedge was amended to reflect the changes that were required by the reform, the amount accumulated in the cash flow hedge reserve was deemed to be based on the alternative benchmark rate on which the hedged future cash flows are determined.

Amendments to IFRS 16 Lease – Practical expedient for COVID-19 - Related Rent Concessions

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the rent concession the same way it would account for the change applying this Standard if the change were not a lease modification. The amendment does not have a significant impact on the financial statements.
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
The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.
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
Financial Assets
Classification
At initial recognition, the Group classifies its financial assets in the following measurement categories:
•measured at fair value through profit or loss
•measured at fair value through other comprehensive income, and
•measured at amortized cost.
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
(i) Debt instruments
Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:
•Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

•Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or costs’ and impairment losses are presented in ‘other non-operating expenses’.

•Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or costs’ in the year in which it arises.
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
Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘other non-operating income or expenses’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.
Impairment
The Group recognizes loss allowances for expected credit losses (“ECLs”) on:
•financial assets measured at amortized cost;
•debt investments measured at FVOCI; and
•contract assets under IFRS 15.
The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:
•debt securities that are determined to have low credit risk at the reporting date; and
•other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.
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

The Group considers a financial asset to be in default when:
•the debtor is unlikely to pay its obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or
•the financial asset is more than 90 days past due.
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
(*)The Group depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term using the straight-line method.
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
i)As a Lessee
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
Lease payments included in the measurement of the lease liability comprise the following:
•fixed payments, including in-substance fixed payments;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable under a residual value guarantee; and
•the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.
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
ii)As a Lessor
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
Statement of Cash Flows
The Group has elected to present cash flows from operating activities using the indirect method. Cash flows denominated in a foreign currency are reported using average exchange rate.
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
i)Online Games
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
ii)Mobile Games
Mobile game users purchase virtual currency that can be used to purchase in-game items. The Group has no refund obligation after the game users purchase virtual currency.
At the end of the reporting period, the Group defers the revenue for the remaining virtual currency possessed by active paying users within the estimated user life cycle.
For consumable in-game virtual items, revenue is recognized when the in-game virtual item is consumed. At the end of the reporting period, the Group defers the revenue by reflecting the average unit price to the remaining amount of virtual items possessed by active users within the estimated user life cycle. For periodic in-game virtual items, revenue is recognized ratably over the effective period. The Group defers the revenue for remaining effective period. For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. The Group defers the revenue for remaining period of estimated user life cycle at the end of the reporting period.
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
Earnings per Share
Basic earnings per share is calculated by dividing profit attributable to owners of the Parent by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding, increased by common stock equivalents. However, for the years ended December 31, 2021 and 2020, there have been no common stock equivalents outstanding.
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
Standards Issued but not yet Effective
A number of new standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.
The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements.
•Onerous contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)
•Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

•COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)

•Annual Improvements to IFRS Standards 2018–2020

•Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

•Reference to Conceptual Framework (Amendments to IFRS 3)

•Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

•IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts

•Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

•Definition of Accounting Estimates (Amendments to IAS 8)
5. Cash and Cash Equivalents
(1)Cash and cash equivalents as of December 31, 2021 and 2020 consist of the follows:

	December 31, 2021	December 31, 2020
	(In millions of Korean won)
Deposits in banks	99,105	95,573
Money market instruments	—	15,059
Total	₩ 99,105	₩ 110,632
(2)The Group does not have any restricted cash and cash equivalents as of December 31, 2021 and 2020.

6. Financial Instruments by Category
(1)Carrying amounts of financial instruments by category as of December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
Financial assets at amortized cost	(In millions of Korean won)
Cash and cash equivalents	₩ 99,105	₩ 110,632
Short-term financial instruments	143,000	71,000
Accounts receivables, net	52,615	59,761
Other receivables, net	6	8
Other current financial assets	598	818
Other non-current financial assets	3,019	1,324
Financial assets at fair value through profit or loss
Short-term financial instruments	5,000	—
Total	₩ 303,343	₩ 243,543

	December 31, 2021	December 31, 2020
Financial liabilities at amortized cost	(In millions of Korean won)
Accounts payables (*)	₩ 36,864	₩ 52,688
Long-term accounts payable	729	1,402
Accrued expenses (*)	49	62
Other current liabilities	3,607	2,653
Other non-current liabilities	5,123	3,247
Total	₩ 46,372	₩ 60,052
(*)Accounts payable and accrued expenses that are not financial liabilities are excluded.
(2)Net income and expenses from financial instruments for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
Financial assets at amortized cost	(In millions of Korean won)
Interest income	₩ 1,355	₩ 1,088	₩ 1,626
Differences in foreign currency	2,135	(1,796)	1,267
Financial assets at fair value through profit or loss
Interest income	28	—	—
Financial liabilities at amortized cost
Interest expense	(115)	(186)	(277)
Differences in foreign currency	(821)	537	(22)
(3)Fair Value Hierarchy
Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: all inputs other than quoted prices included in Level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability;
•Level 3: unobservable inputs for the asset or liability.

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
The valuation techniques used to measure the fair value of a financial instrument include:
•Market price or dealer price of a similar financial instrument
•The fair value of derivative instruments is determined by discounting the amount to present value using the leading exchange rate as of the end of the reporting period

For the other financial instruments, the Group applied other valuation techniques such as discounted cash flow, etc. As of December 31, 2021. the Group has Won 5,000,000 thousands of short-term financial instruments measured at fair value through profit or loss that is classified as level 2. For the financial assets and liabilities of which carrying amount are reasonable approximation of fair value, those were excluded from fair value disclosure.
7. Accounts and Other Receivables
(1)Accounts and other receivables as of December 31, 2021 and 2020 are as follows:

	December 31, 2021		December 31, 2020
	(In millions of Korean won)
Accounts receivables
Non-related party	₩	48,050	₩	57,793
Related party	5,254		2,547
Less : Loss allowance	(689)		(579)
Accounts receivables, net	₩	52,615	₩	59,761

	December 31, 2021		December 31, 2020
	(In millions of Korean won)
Other receivables
Non-related party	₩	1,085	₩	13
Related party	—		—
Less: Loss allowance	(5)		(5)
Other receivables, net	₩	1,080	₩	8

(2)Changes in the loss allowance of accounts and other receivables during the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
	(In millions of Korean won)
Accounts receivables
Beginning balance	₩ 579	₩ 165	₩ 22
Bad debt expenses	933	712	281
Reversal of allowance for doubtful accounts	(132)	(50)	—
Write-off	(691)	(248)	(138)
Ending balance	₩ 689	₩ 579	₩ 165

	2021	2020	2019
	(In millions of Korean won)
Other receivables
Beginning balance	₩ 5	₩ 4	₩ 84
Bad debt expenses	—	1	—
Reversal of allowance for doubtful accounts	—	—	(34)
Write-off	—	—	(46)
Ending balance	₩ 5	₩ 5	₩ 4
(3)Expected credit losses (ECLs) and credit risk exposures for accounts and other receivables as of December 31, 2021 and 2020 are as follows:
① Accounts receivables

As of December 31, 2021	Expected loss rate	Carrying amount	Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	0.1%	₩ 52,173	₩ 64
More than 90 days ~ Less than 180 days	0.1%	438	—
More than 180 days ~ Less than 270 days	73.2%	243	178
More than 270 days ~ Less than 1 year	98.8%	237	234
More than 1 year	100.0%	213	213
Total		₩ 53,304	₩ 689

As of December 31, 2020	Expected loss rate	Carrying amount	Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	0.1%	₩ 57,661	₩ 54
More than 90 days ~ Less than 180 days	5.0%	2,138	107
More than 180 days ~ Less than 270 days	55.3%	276	153
More than 270 days ~ Less than 1 year	99.9%	79	79
More than 1 year	100.0%	186	186
Total		₩ 60,340	₩ 579

② Other receivables

As of December 31, 2021	Expected loss rate	Carrying amount	Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	—%	₩ 1,080	₩ —
More than 90 days ~ Less than 180 days	—%	—	—
More than 180 days ~ Less than 270 days	—%	—	—
More than 270 days ~ Less than 1 year	—%	—	—
More than 1 year	100%	5	5
Total		₩ 1,085	₩ 5

As of December 31, 2020	Expected loss rate	Carrying amount	Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	—%	₩ 8	₩ —
More than 90 days ~ Less than 180 days	—%	—	—
More than 180 days ~ Less than 270 days	—%	—	—
More than 270 days ~ Less than 1 year	—%	—	—
More than 1 year	100%	5	5
Total		₩ 13	₩ 5
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
8. Property and Equipment
(1)Details of property and equipment as of December 31, 2021 and 2020 are as follows:

	December 31, 2021
	Acquisition price	Accumulated depreciation	Book amount
	(In millions of Korean won)
Computer and other equipment	₩ 6,654	₩ (5,199)	₩ 1,455
Furniture and fixture	1,793	(1,413)	380
Vehicle	9	(3)	6
Leasehold improvements	1,935	(1,178)	757
Right-of-use assets	15,861	(7,121)	8,740
Total	₩ 26,252	₩ (14,914)	₩ 11,338

	December 31, 2020
	Acquisition price	Accumulated depreciation	Book amount
	(In millions of Korean won)
Computer and other equipment	₩ 6,074	₩ (4,694)	₩ 1,380
Furniture and fixture	2,038	(1,728)	310
Construction in progress	128	—	128
Vehicle	9	(1)	8
Leasehold improvements	1,160	(1,028)	132
Right-of-use assets	11,500	(5,763)	5,737
Total	₩ 20,909	₩ (13,214)	₩ 7,695
(2)Changes in property and equipment for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021
	Computer and other equipment	Furniture and fixture	Construction in progress	Vehicle	Leasehold improvements	Right-of- use assets	Total
	(In millions of Korean won)
Beginning balance	₩ 1,380	₩ 310	₩ 128	₩ 8	₩ 132	₩ 5,737	₩ 7,695
Acquisitions/Capital expenditure	712	322	—	—	753	6,319	8,106
Depreciation	(648)	(249)	—	(2)	(223)	(3,448)	(4,570)
Disposals	(15)	(3)	—	—	(44)	(63)	(125)
Reclassification	—	—	(128)	—	128	—	—
Foreign exchange differences	26	—	—	—	11	195	232
Ending balance	₩ 1,455	₩ 380	₩ —	₩ 6	₩ 757	₩ 8,740	₩ 11,338

	2020
	Computer and other equipment	Furniture and fixture	Construction in progress	Vehicle	Leasehold improvements	Right-of- use assets	Total
	(In millions of Korean won)
Beginning balance	₩ 1,057	₩ 443	₩ —	₩ —	₩ 217	₩ 4,946	₩ 6,663
Acquisitions/Capital expenditure	850	81	128	9	3	3,784	4,855
Depreciation	(529)	(213)	—	(1)	(83)	(2,957)	(3,783)
Disposals	(1)	(1)	—	—	(2)	(13)	(17)
Foreign exchange differences	3	—	—	—	(3)	(23)	(23)
Ending balance	₩ 1,380	₩ 310	₩ 128	₩ 8	₩ 132	₩ 5,737	₩ 7,695

	2019
	Computer and other equipment	Furniture and fixture	Leasehold improvements	Right-of-use assets	Total
	(In millions of Korean won)
Beginning balance	₩ 888	₩ 484	₩ 126	₩ —	₩ 1,498
Recognition of right-of-use assets on initial application of IFRS 16	(199)	—	—	4,453	4,254
Acquisitions	711	211	163	2,637	3,722
Depreciation	(344)	(198)	(71)	(2,135)	(2,748)
Disposals	—	(58)	(2)	(15)	(75)
Foreign exchange differences	1	4	1	6	12
Ending balance	₩ 1,057	₩ 443	₩ 217	₩ 4,946	₩ 6,663
(3)Classification of depreciation expenses in the statements of comprehensive income for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
	(In millions of Korean won)
Cost of revenues	₩ 2,102	₩ 2,123	₩ 1,795
Selling, general and administrative expenses	2,167	1,424	761
Research and development	301	236	192
Total	₩ 4,570	₩ 3,783	₩ 2,748
(4)As of the end of the reporting period, there are no property and equipment that are pledged as collateral for the Group’s debts.
9. Intangible Assets
(1)Details of intangible assets as of December 31, 2021 and 2020 are as follows:

	December 31, 2021
	(In millions of Korean Won)
	Acquisition price		Accumulated amortization(*)		Carrying Amount
Software	₩	14,491	₩	(13,227)	₩	1,264
Industrial property rights	1,083		(600)		483
Other intangible assets	6,264		(4,669)		1,595
Total	₩	21,838	₩	(18,496)	₩	3,342

	December 31, 2020
	(In millions of Korean Won)
	Acquisition price		Accumulated amortization(*)		Carrying Amount
Software	₩	14,303	₩	(12,069)	₩	2,234
Industrial property rights	859		(527)		332
Other intangible assets	4,546		(3,749)		797
Total	₩	19,708	₩	(16,345)	₩	3,363
(*)Accumulated amortization includes the amount of accumulated impairment loss.

(2)Changes in intangible assets for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021
	Software	Industrial property rights	License	Other intangible assets	Total
	(In millions of Korean won)
Beginning balance	₩ 2,234	₩ 332	₩ —	₩ 797	₩ 3,363
Acquisitions/Capital expenditure	116	224	—	1,676	2,016
Amortization	(1,088)	(73)	—	(587)	(1,748)
Disposals	(15)	—	—	—	(15)
Impairment(*)	—	—	—	(281)	(281)
Foreign exchange differences	17	—	—	(10)	7
Ending balance	₩ 1,264	₩ 483	₩ —	₩ 1,595	₩ 3,342
(*)The Group recognized Korean Won 281 million of impairment loss as carrying amount of the other intangible assets exceeded recoverable amount as of December 31, 2021.

	2020
	Software	Industrial property rights	License	Other intangible assets	Total
	(In millions of Korean won)
Beginning balance	₩ 1,144	₩ 186	₩ —	₩ 387	₩ 1,717
Acquisitions/Capital expenditure	1,986	185	—	725	2,896
Amortization	(897)	(39)	—	(201)	(1,137)
Disposals	—	—	—	—	—
Impairment(*)	—	—	—	(115)	(115)
Foreign exchange differences	1	—	—	1	2
Ending balance	₩ 2,234	₩ 332	₩ —	₩ 797	₩ 3,363
(*)The Group recognized Korean Won 115 million of impairment loss as carrying amount of the license exceeded recoverable amount as of December 31, 2020.

	2019
	Software	Industrial property rights	License	Other intangible assets	Total
	(In millions of Korean won)
Beginning balance	₩ 991	₩ 72	₩ 57	₩ 43	₩ 1,163
Acquisitions/Capital expenditure	951	153	—	410	1,514
Amortization	(807)	(27)	(5)	(66)	(905)
Disposals	(8)	(12)	—	—	(20)
Impairment(*)	—	—	(52)	—	(52)
Foreign exchange differences	17	—	—	—	17
Ending balance	₩ 1,144	₩ 186	₩ —	₩ 387	₩ 1,717
(*)The Group recognized Korean Won 52 million of impairment loss as carrying amount of the license exceeded recoverable amount as of December 31, 2019.

(3)Classification of amortization in the statements of comprehensive income for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021		2020		2019
	(In millions of Korean won)
Cost of revenues	₩	737	₩	479	₩	101
Selling, general and administrative expenses	931		597		745
Research and development	80		61		59
Total	₩	1,748	₩	1,137	₩	905

10. Employee Benefits
The expenses recognized in relation to defined contribution plan for the years ended December 31, 2021, 2020,and 2019 are Won 2,067 million, Won 1,968 million and Won 1,812 million, respectively, and Won 20 million in relation to the defined benefit plan is recognized as other non-current liabilities as of December 31, 2021.
11. Commitments and Contingent Liabilities
The Parent Company has entered into exclusive license agreements with foreign licensees, such as GungHo Online Entertainment, Inc., Innova Intellectual Properties S.a.r.l, Shanghai TA REN Network Technology Co., Ltd. and etc. to provide exclusive license to distribute and sell online games and receives a certain portion of each licensee’s revenues (20-40%) as royalties.

In July 2021, the Parent Company and Shanghai TA REN Network Technology Co., Ltd. entered into development agreements to grant them the right to develop mobile games based on the contents of Ragnarok Online and distribute such games in China over the next three years.
As of December 31, 2021, the Group has entered into license agreements with various third-party game developers to secure exclusive right to publish the games developed by the third-party developers. Upfront license fees paid are capitalized and recognized as other intangible assets and minimum guaranteed royalties are capitalized and recognized as other non-current asset. Purchase obligations for future payment related to above agreements as of December 31, 2021 and 2020 are Won 2,335 million and Won 3,310 million, respectively.
As of December 31, 2021, the Parent Company benefited from payment guarantee of USD 818,000 from KB Kookmin Bank regarding overseas IP contracts.
As of December 31, 2021, the Group has been provided with a payment guarantee amounting to Won 1,818 million from Seoul Guarantee Insurance Co., Ltd.
12. Capital
(1)Details of common shares as of December 31, 2021 and 2020 are as follows:

	December 31, 2021		December 31, 2020
	(In Korean won and number of shares)
Number of authorized shares	40,000,000		40,000,000
Value per share	₩	500	₩	500
Number of shares issued	6,948,900		6,948,900
Common shares	₩	3,474,450,000	₩	3,474,450,000

(2)Details of capital surplus as of December 31, 2021 and 2020 are as follows:

	December 31, 2021		December 31, 2020
	(In millions of Korean won)
Additional paid in capital	₩	25,292	₩	25,304
Other capital surplus	1,806		1,806
Total	₩	27,098	₩	27,110
(3)Details of other components of equity as of December 31, 2021 and 2020 are as follows:

	December 31, 2021		December 31, 2020
	(In millions of Korean won)
Factors for re-measurement of defined benefit liabilities	₩	(2)	₩	—
Foreign currency translation adjustments	2,182		(1,045)
Total	₩	2,180	₩	(1,045)
(4)Details of retained earnings as of December 31, 2021 and 2020 are as follows:

	December 31, 2021		December 31, 2020
	(In millions of Korean won)
Unappropriated retained earnings	₩	213,318	₩	147,371
(5)According to Parent company's Articles of Incorporation, Parent company may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as of December 31, 2021 and 2020.
13. Revenue from Contracts with Customers
(1)Details of revenue from contracts with customers based on the service contract type and the timing of satisfaction of performance obligations are as follows:

	2021	2020	2019
	(In millions of Korean won)
Service contract
Micro-transaction and subscription revenue
Online game	₩ 64,382	₩ 76,110	₩ 30,751
Mobile game	164,646	251,960	279,255
	229,028	328,070	310,006
Royalties and license fees
Online game	10,988	13,435	11,571
Mobile game	155,518	46,364	22,648
	166,506	59,799	34,219

Others	18,404	18,084	16,742
	413,938	405,953	360,967
Timing of satisfaction of performance obligations
At a point in time	8	—	175
Over time	413,930	405,953	360,792
	₩ 413,938	₩ 405,953	₩ 360,967

(2)Accounts receivables, incremental costs of obtaining a contract, and contract liabilities related to contracts with customers as of December 31, 2021 and 2020 are as follows:

	2021	2020
	(In millions of Korean won)
Accounts receivables	₩ 52,615	₩ 59,761
Incremental costs of obtaining a contract (Prepaid expenses)	861	1,277
Contract liabilities (Deferred revenue)
Micro-transaction and subscription revenue	12,622	12,886
Royalties and license fees	116	307
Website and application development	841	600
	₩ 13,579	₩ 13,793
(3)Changes in contract liabilities for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
	(In millions of Korean won)
Balance at January 1	₩ 13,793	₩ 10,846	₩ 20,074
Increase related to micro-transaction and subscription revenue	26,380	29,124	66,232
Increase related to royalties and license fees	204	14,330	—
Increase related to website and application development contract	8,456	4,580	5,038
Decrease upon satisfaction of performance obligations - micro-transaction and subscription revenue	(26,645)	(24,980)	(69,507)
Decrease upon satisfaction of performance obligations -royalties and license fees	(394)	(15,426)	(5,407)
Decrease due to termination of contract	—	—	(413)
Decrease upon satisfaction of performance obligations - website and application development	(8,215)	(4,681)	(5,171)
Balance at December 31	₩ 13,579	₩ 13,793	₩ 10,846
The amount of revenue recognized from previous period’s contract liabilities satisfied during the year ended December 31, 2021 is Korean Won 13,692 million.
(4)Transaction price allocated to unsatisfied performance obligations as of December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
	(In millions of Korean won)
Micro-transaction and subscription revenue
Online game	₩ 9,374	₩ 8,418	₩ 5,358
Mobile game	3,248	4,468	3,384
	12,622	12,886	8,742
Royalties and license fees
Online game	96	286	573
Mobile game	21	21	830
	117	307	1,403

Website and application development	840	600	701
Total	₩ 13,579	₩ 13,793	₩ 10,846
The Group’s management expects to recognize 99.3% (Korean Won 13,481 million) of the transaction price allocated to contracts that have not been performed as of December 31, 2021 as revenue within 12 months. The remaining 0.7% (Korea

Won 98 million) is expected to be recognized as revenue thereafter. The amounts disclosed above do not include variable consideration which is constrained.
(5)Details of incremental costs of obtaining a contract recognized as assets as of and for the years ended December 31, 2021 and 2020 are as follows:

	December 31, 2021		December 31, 2020
	(In millions of Korean won)
Incremental costs of obtaining a contract	₩	861	₩	1,277
Details of incremental costs of obtaining a contract recognized as cost of revenues as of December 31, 2021, 2020 and 2019 are as follows:

	2021		2020		2019
	(In millions of Korean won)
Incremental costs of obtaining a contract recognized as cost of revenues	₩	1,277	₩	998	₩	2,036
14. Classification of Expenses by Nature
Details of classification of expenses by nature for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
	(In millions of Korean won)
Advertising expenses	₩ 35,948	₩ 30,084	₩ 14,948
Fees and commissions	215,613	230,412	249,210
Lease expenses	1,125	920	1,496
Outsourcing expenses	12,997	9,500	7,875
Salaries	35,532	32,340	26,935
Expenses related to defined contribution plans	2,090	2,030	1,807
Employee benefits	3,390	3,329	3,026
Depreciation	4,570	3,783	2,748
Amortization	1,748	1,137	905
Other expenses	3,361	2,944	3,214
Total	₩ 316,374	₩ 316,479	₩ 312,164

Total expenses consist of cost of sales, selling, general and administrative expenses and research and development.

15. Selling, General and Administrative Expenses
Details of the selling, general and administrative expenses for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
	(In millions of Korean won)
Advertising expenses	₩ 35,948	₩ 30,084	₩ 14,948
Fees and commissions	13,959	13,928	7,262
Lease expenses	530	460	665
Salaries	15,491	11,761	8,643
Expenses related to defined contribution plans	729	585	455
Employee benefits	1,598	1,419	1,253
Depreciation	2,166	1,424	761
Amortization	930	597	745
Other expenses	4,280	2,142	2,141
Total	₩ 75,631	₩ 62,400	₩ 36,873

16. Other Income and Expenses
(1)Details of other income for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021		2020		2019
	(In millions of Korean won)
Gain on disposal of property and equipment	₩	7	₩	—	₩	3
Reversal of other bad debt allowances	—		2		35
Miscellaneous gain	600		656		315
Total	₩	607	₩	658	₩	353
(2)Details of other expenses for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
	(In millions of Korean won)
Loss on retirement and disposal of property and equipment	₩ 57	₩ —	₩ —
Impairment loss on intangible assets	281	115	52
Impairment loss on other non-current assets (*)	1,087	1,456	434
Donation	1	13	—
Miscellaneous loss	26	180	7
Total	₩ 1,452	₩ 1,764	₩ 493
(*)The Group recognized an impairment loss of Won 1,087 million in 2021 and Won 1,456 million in 2020 as the recoverable amount was less than the book value of minimum guaranteed royalties for the game in service.

17. Finance Income and Costs
Details of finance income and costs for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021		2020		2019
	(In millions of Korean won)
Finance income
Interest income	₩	1,383	₩	1,088	₩	1,626
Unrealized foreign currency gain	134		321		119
Gain on foreign currency transactions	3,751		2,067		2,442
Total	₩	5,268	₩	3,476	₩	4,187
Finance costs
Unrealized foreign currency loss	₩	211	₩	682	₩	267
Loss on foreign currency transactions	2,360		2,965		1,050
Interest expense	115		186		277
Total	₩	2,686	₩	3,833	₩	1,594

18. Income Tax Expense
(1)Details of income tax expense for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021		2020		2019
	(In millions of Korean won)
Current tax on profit for the year
Current year	₩	29,903	₩	21,383	₩	11,775
Adjustments recognized related to prior period incomes	1,647		—		—
Deferred tax expense
Change in net deferred tax assets	1,871		4,072		(249)
Income tax expense	₩	33,421	₩	25,455	₩	11,526

(2)The differences between the tax expense on the Group’s profit before tax and the amount that would arise using the statutory tax rate applicable to profits of the entities for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
	(In millions of Korean won)
Profit before income tax	₩ 99,301	₩ 88,011	₩ 51,256
Income tax using the statutory tax rate of each country	25,957	19,828	12,063
Adjustments
Expenses not deductible for tax purpose	11	20	42
Foreign tax credits	4,500	3,223	4,854
Changes in estimates related to prior period	—	11	(4,347)
Utilization of previously unrecognized deferred tax asset	—	(412)	—
Change in deferred tax due to carry-forward deficits	—	—	(33)
Adjustments recognized related to prior period incomes	1,647	—	—
Effect of change of foreign currency exchange rate	(2)	(19)	(12)
Tax credit	(765)	(1,022)	(543)
Additional tax for insufficient investments in designated areas	487	668	—
Changes in deferred tax liabilities related to investment in subsidiaries	1,351	2,577	—
Others	235	581	(498)
Total adjustments	7,464	5,627	(537)
Income tax expense	₩ 33,421	₩ 25,455	₩ 11,526
Effective tax rate	34%	29%	22%
(3)Details of the changes in deferred income tax assets (liabilities) for the years ended December 31, 2021 and 2020 are as follows:

	2021
	Beginning balance	Increase (decrease)	Ending balance
	(In millions of Korean won)
Deferred income tax on temporary differences
Property and equipment	₩ 12	₩ 22	₩ 34
Intangible assets	402	(5)	398
Other non-current assets	505	25	530
Accounts payables	1,469	(65)	1,404
Accrued expenses	177	15	192
Deferred revenue	497	(186)	311
Allowance for doubtful account	285	82	367
Other non-current liabilities	46	29	75
Lease	8	(51)	(43)
Foreign taxes paid	1	—	1
Investments in subsidiaries	(2,577)	(1,182)	(3,759)
Others	42	(45)	(3)
Sub Total	867	(1,361)	(494)
Deferred tax due to carry-forward deficits	—	135	135
Deferred tax due to tax credit carry-forward	2,723	(645)	2,078
Deferred tax assets (*)	₩ 3,590	₩ (1,871)	₩ 1,719

	2020
	Beginning balance	Increase (decrease)	Ending balance
	(In millions of Korean won)
Deferred income tax on temporary differences
Property and equipment	₩ 7	₩ 5	₩ 12
Intangible assets	221	181	402
Other non-current assets	104	401	505
Accounts payables	1,527	(58)	1,469
Accrued expenses	39	138	177
Deferred revenue	674	(177)	497
Allowance for doubtful account	275	10	285
Other non-current liabilities	46	—	46
Investments in subsidiaries	389	(389)	—
Lease	1	7	8
Foreign taxes paid	—	1	1
Investments in subsidiaries	—	(2,577)	(2,577)
Others	(25)	67	42
Sub Total	3,258	(2,391)	867
Deferred tax due to carry-forward deficits	33	(33)	—
Deferred tax due to tax credit carry-forward	4,371	(1,648)	2,723
Deferred tax assets (*)	₩ 7,662	₩ (4,072)	₩ 3,590
(*) The future realizability of deferred tax assets is reassessed by taking into consideration various factors such as the Group's performance, the overall economic environment and industry outlook, expected future earnings and deductible period of tax credits carry-forward. As of December 31, 2021, the Group has recognized deferred tax assets related to temporary differences, tax loss carryforward and tax credit carryforwards, which can be utilized based on the likelihood of future taxable income. This amount may change if the estimate of future taxable income changes.
(4)Details of unused tax loss carryforwards and unused tax credit carryforwards that are not recognized as deferred income tax assets as of December 31, 2021 are as follows:

Year of expiration	Unused loss carryforwards	Unused tax credit carryforwards
2023	1,023	—
2024	2,648	—
2025	1,127	—
2026	1,821	175
After 2026	5,917	1,614
Total	₩ 12,536	₩ 1,789
As of December 31, 2021 and 2020, the Group did not recognize deferred income tax asset for the temporary difference of Won 14,877 million and Won 18,489 million relating to investments in subsidiaries and other temporary differences of Won 631 million and Won 751 million, respectively, as it is not probable such temporary differences can be utilized in the foreseeable future.

19. Earnings per Share
Basic earnings per share is calculated by dividing the profit attributable to owners of the Parent by the weighted average number of common shares outstanding each year.
(1)Basic earnings per share

	2021		2020		2019
	(In millions of Korean won, except per share data)
Profit attributable to owners of the Parent	₩	65,947	₩	62,703	₩	39,876
Weighted average outstanding shares of common shares	6,948,900		6,948,900		6,948,900
Basic earnings per share	₩	9,490	₩	9,023	₩	5,738
(2)Diluted earnings per share
As of and for the years ended December 31, 2021, 2020 and 2019, the Group does not have dilutive potential ordinary shares outstanding. Accordingly, the diluted earnings per share for the years ended December 31, 2021, 2020 and 2019 are the same as the basic earnings per share.

20. Statements of Cash Flows
(1)Cash generated from operations for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
	(In millions of Korean won)
Profit for the year	₩ 65,880	₩ 62,556	₩ 39,730
Depreciation expense	4,570	3,783	2,748
Amortization expense	1,748	1,137	905
Bad debt expenses	933	713	281
Unrealized foreign currency loss	211	682	267
Interest expense	115	186	277
Loss on disposal of property and equipment	57	—	—
Impairment loss on intangible assets	281	115	52
Impairment loss on other non-current assets	1,087	1,456	434
Post-employment benefit expense (Reversal of allowance for retirement benefit)	23	62	(4)
Income tax expense	33,421	25,455	11,526
Unrealized foreign currency gain	(134)	(321)	(119)
Interest income	(1,383)	(1,088)	(1,626)
Gain on disposal of property and equipment	(7)	—	(3)
Reversal of allowance for doubtful accounts	(132)	(50)	(34)
Gain on disposal of intangible assets	—	—	(1)
Others	(214)	—	—
Change in accounts receivables	5,530	(29,116)	30,143
Change in other receivables	(1,082)	60	232
Change in prepaid expenses	(3,296)	(2,134)	1,981
Change in prepayment	2,165	(2,755)	(204)
Change in other current assets	243	622	(556)
Change in other non-current assets	144	2,255	(1,860)
Change in accounts payables	(8,512)	15,510	(37,145)
Change in deferred revenue	1,185	3,332	(9,631)
Change in withholdings	686	1,218	(397)
Change in accrued expenses	118	181	140
Change in other current liabilities	34	(1,256)	113
Change in other non-current liabilities	(99)	(868)	(463)
Change in advance receipt	—	—	434
Total	₩ 103,572	₩ 81,735	₩ 37,220
(2)Significant non-cash transactions for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
	(In millions of Korean won)
Reclassification of prepayment to intangible assets	₩ 219	₩ 72	₩ 120
Increase of accounts payables relating to the acquisition of software	667	1,144	33
Acquisitions of right-of-use assets	6,055	3,784	2,637

(3)Changes in liabilities arising from financing activities for the year ended December 31, 2021 and 2020 are as follows:

	2021	2020
	(In millions of Korean won)
Beginning of the year	₩ 5,900	₩ 4,994
Cash flows used in financing activities – Payment of lease liabilities	(3,648)	(2,893)
Cash flows from operating activities – Interest paid	(111)	(186)
Non-cash transactions
Acquisitions – leases	6,055	3,784
Interest expense	111	186
Early termination of leases	—	(14)
Translation difference	423	29
Ending of the year	₩ 8,730	₩ 5,900

21. Lease
The Group leases offices, vehicles and others. The leases typically run for a period of 1 ~5 years, with an option to renew or terminate the lease after that date. There are no restrictions or covenants imposed to leases, but the lease assets shall not be provided as collateral for borrowings.
(1)Details of right-of-use assets and lease liabilities recognized in the consolidated statements of financial position as of December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
	(In millions of Korean won)
Right-of-use assets(*1)
Offices	₩ 6,698	₩ 3,904
Vehicles	292	102
Others	1,750	1,731
Total	₩ 8,740	₩ 5,737
Lease liabilities(*2)
Current	3,607	2,653
Non-current	5,123	3,247
Total	₩ 8,730	₩ 5,900
(*1)Right-of-use assets are included in the ‘Property and equipment’ in the consolidated statement of financial position.
(*2)Lease liabilities are included in the ‘Other current liabilities’ and ‘Other non-current liabilities’ in the consolidated statement of financial position.
(2)Changes in right-of-use assets for the years ended December 31, 2021 and 2020 are as follows:

	2021
	Offices	Vehicles	Others	Total
	(In millions of Korean won)
Balance as of January 1, 2021	₩ 3,904	₩ 102	₩ 1,731	₩ 5,737
Depreciation	(2,078)	(187)	(1,183)	(3,448)
Reassessment	2,018	—	1	2,019
Acquisitions	2,731	378	1,191	4,300
Disposals	(61)	(2)	—	(63)
Translation difference	184	1	10	195
Balance as of December 31, 2021	₩ 6,698	₩ 292	₩ 1,750	₩ 8,740

	2020
	Offices	Vehicles	Others	Total
	(In millions of Korean won)
Balance as of January 1, 2020	₩ 3,642	₩ 266	₩ 1,038	₩ 4,946
Depreciation	(1,493)	(186)	(1,278)	(2,957)
Reassessment	311	4	11	326
Acquisitions	1,469	32	1,957	3,458
Disposals	—	(13)	—	(13)
Translation difference	(25)	(1)	3	(23)
Balance as of December 31, 2020	₩ 3,904	₩ 102	₩ 1,731	₩ 5,737
(3)Details of amounts recognized in the consolidated statements of profit or loss for the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
	(In millions of Korean won)
Interest expense relating to lease liabilities (included in finance cost)	₩ 111	₩ 186
Expense relating to short-term leases	117	123
Expense relating to leases of low-value assets excluding short-term leases	21	9
(4)Details of amounts recognized in the consolidated statements of Cash flows for the years ended December 31, 2021 and 2020 are as follows:

	2021		2020
	(In millions of Korean won)
Total cash outflows of leases	₩	3,897	₩	3,210

22. Financial Risk Management
The Group’s operating activities expose itself to a variety of financial risks: market risk, credit risk and liquidity risk from which the Group’s risk management program focuses on minimizing any adverse effects on its financial performance. The Group operates financial risk management policies and programs that closely monitor and respond to each risk factor.
(1)Capital Risk Management
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so the Group can continue to provide returns and benefits for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Group monitors capital on the basis of the debt ratio. This ratio is calculated as total debt divided by total capital. The debt ratios as of December 31, 2021 and 2020 are as follows:

	2021	2020
	(In millions of Korean won)
Total liabilities	₩ 80,685	₩ 88,024
Total equity	246,841	177,348
Debt ratio	33%	50%

(2)Market risk
(a)Foreign exchange risk
The Group is exposed to foreign exchange risk arising from royalty revenues and commission payment primarily with respect to the US dollar and etc. The Group’s financial assets and liabilities are exposed to foreign currency risk as of December 31, 2021 and 2020 are as follows:

	December 31, 2021
	Assets in foreign currency	Liabilities in foreign currency	Assets in Korean Won	Liabilities in Korean Won

	(In each foreign currency)		(In millions of Korean won)
USD	28,112,919	13,921,628	₩ 33,328	₩ 16,504
JPY	690,658,516	88,019,006	7,115	907
EUR	356,541	41,564	479	56
IDR	12,955,000	3,103,944	1	—
THB	28,510	7,379	1	—
TWD	9,521,305	—	408	—
VND	9,270,000	3,243,600	—	—
Total			₩ 41,332	₩ 17,467

	December 31, 2020
	Assets in foreign currency	Liabilities in foreign currency	Assets in Korean Won	Liabilities in Korean Won

	(In each foreign currency)		(In millions of Korean won)
USD	29,204,905	15,715,800	₩ 31,775	₩ 17,099
JPY	388,760,925	198,432,867	4,099	2,092
EUR	344,842	8,399	461	11
IDR	12,955,000	15,289,944	1	1
THB	28,510	7,379	1	—
TWD	105,408,193	3,264,754	4,076	126
VND	9,270,000	3,243,600	—	—
Total			₩ 40,413	₩ 19,329
The Group measures foreign exchange risk as a 10% fluctuation in the exchange rate of each foreign currency, which reflects the management's assessment of the risk of exchange rate fluctuation that can be reasonably occur. The impact of a 10% fluctuation in foreign currency exchange rates on the Group’s monetary assets and liabilities as of December 31, 2021 and 2020 are as follows:

	December 31, 2021				December 31, 2020
	Increased by 10%		Decreased by 10%		Increased by 10%		Decreased by 10%

	(In millions of Korean won)
USD	₩	1,682	₩	(1,682)	₩	1,468	₩	(1,468)
JPY	621		(621)		201		(201)
Others	83		(83)		440		(440)
Total	₩	2,386	₩	(2,386)	₩	2,109	₩	(2,109)
The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency as of the end of the reporting period.

(b)Interest rate risk
There are no borrowings under variable interest rate conditions as of December 31, 2021 and 2020.
(c)Price risk
There are no assets and liabilities exposed to price risk as of the end of the reporting period.
(3)Credit risk
Credit risk arises from normal trading and investing activities and occurs when a customer or a counterparty fails to comply with the terms of the contract. In order to manage these credit risks, the Group regularly evaluates the creditworthiness of our customers based on their financial condition, past experience and other factors.
The carrying amount of a financial asset represents the maximum exposure to credit risk. The maximum exposure to credit risk of the Group as of December 31, 2021 and 2020 are as follows.

	December 31, 2021	December 31, 2020

	(In millions of Korean won)
Cash and cash equivalents	₩ 99,105	₩ 110,632
Short-term financial instruments	148,000	71,000
Accounts receivable, net	52,615	59,761
Other receivables, net	6	8
Other current financial assets	598	818
Other non-current financial assets	3,019	1,324
Total	₩ 303,343	₩ 243,543
Cash and cash equivalents and short-term financial instruments are deposited in financial institutions with strong credit rating. Accounts receivables are mainly due from payment processing companies and platform service providers, which in the Group believes have low levels of credit risk.
(4)Liquidity risk
Liquidity risk management includes the maintenance of sufficient cash and marketable securities, the availability of funds from appropriately committed credit lines, and the ability to settle market positions. The following table summarizes the financial liabilities of the Group by maturity according to the remaining period from the end of the reporting period to the contractual maturity date.

	December 31, 2021
	Carrying value		Less than 3 months		3 months ~ 1 year		1~2 years		2~3 years		3~4 years		Total

	(In millions of Korean won)
Accounts payable	₩	37,593	₩	28,907	₩	7,958	₩	728	₩	—	₩	—	₩	37,593
Accrued expense	49		49		—		—		—		—		49
Other liabilities (*)	8,730		988		2,715		2,602		2,135		461		8,901
Total	₩	46,372	₩	29,944	₩	10,673	₩	3,330	₩	2,135	₩	461	₩	46,543
(*)Other liabilities as at December 31, 2021 consist of lease liabilities.

	December 31, 2020
	Carrying value		Less than 3 months		3 months ~ 1 year		1~2 years		2~3 years		3~5 years		Total

	(In millions of Korean won)
Accounts payable	₩	54,090	₩	43,438	₩	9,250	₩	1,402	₩	—	₩	—	₩	54,090
Accrued expense	62		62		—		—		—		—		62
Other liabilities (*)	5,900		812		2,107		2,146		597		733		6,395
Total	₩	60,052	₩	44,312	₩	11,357	₩	3,548	₩	597	₩	733	₩	60,547
(*)Other liabilities as at December 31, 2020 consist of lease liabilities.
The cash flows above are not discounted and the amount due within 12 months is the same as the carrying amount since the effect of the discount is not material.
23. Segment Information
(1)The Group’s operating segments
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
The Group assesses the performance of its operating segments based on its operating profit or loss, which does not differ from operating profit reported on the consolidated statement of comprehensive income except for inter-segment transactions. Total assets and liabilities for each segment are not reported to CODM. The segment information for the years ended December 31, 2021, 2020 and 2019.

	2021
	Revenue	Depreciation Amortization	Operating profit(*2)
	(In millions of Korean won)
Online	₩ 90,123	₩ 1,975	₩ 31,266
Mobile	346,928	1,875	65,179
Others	23,417	2,468	760
Sub total	460,468	6,318	97,205
Inter-segment eliminations(*1)	(46,530)	—	(486)
Total	₩ 413,938	₩ 6,318	₩ 96,719

	2020
	Revenue	Depreciation Amortization	Operating profit(*2)
	(In millions of Korean won)
Online	₩ 107,949	₩ 1,609	₩ 45,115
Mobile	336,326	1,823	42,493
Others	22,333	1,488	510
Sub total	466,608	4,920	88,118
Inter-segment eliminations(*1)	(60,655)	—	250
Total	₩ 405,953	₩ 4,920	₩ 88,368

	2019
	Revenue	Depreciation Amortization	Operating profit(*2)
	(In millions of Korean won)
Online	₩ 48,182	₩ 1,401	₩ 7,754
Mobile	346,878	1,145	38,655
Others	19,352	1,107	562
Sub total	414,412	3,653	46,971
Inter-segment eliminations(*1)	(53,445)	—	1,692
Total	₩ 360,967	₩ 3,653	₩ 48,663
(* 1) The Group reflects inter-segment eliminations as adjustments.
(* 2) Other profit or loss items that do not constitute operating profit (loss) are not separately disclosed because they are not reviewed by the chief operating decision maker by operating segment.
(2)Revenue from external customers by country for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
	(In millions of Korean won)
Korea	₩ 73,751	₩ 109,895	₩ 45,273
Taiwan	77,462	100,049	52,118
Japan	40,259	22,500	28,469
The United States of America	20,894	20,659	55,062
Thailand	94,475	59,086	62,043
The Philippines	20,173	23,690	30,951
Indonesia	10,723	12,729	22,355
Malaysia	30,422	23,121	13,511
Other	45,779	34,224	51,185
Total	₩ 413,938	₩ 405,953	₩ 360,967
Revenue was attributed to the country based on the customer’s location and royalty revenue was attributed to the country where the end user's payment was made.
Non-Current assets by geographical regions as of December 31, 2021, 2020 and 2019 are as follows:

	December 31, 2021		December 31, 2020		December 31, 2019
	(In millions of Korean won)
Domestic	₩	10,884	₩	7,612	₩	5,732
Overseas	5,769		5,481		4,170
Total	₩	16,653	₩	13,093	₩	9,902
The amounts are exclusive of financial assets and deferred tax assets.
(3)Won 126,336 million, or 30.4% of revenue, came from one major customer in the mobile segment for the year ended December 31, 2021.
24. Transactions with Related Parties
(1)Related parties of the Group include entities and individuals capable of exercising control or significant influence over the Group. Related parties include GungHo Online Entertainment, Inc. (the controlling shareholder with 59.31% common shares), its subsidiaries, members of board of directors, executives with strategic responsibilities and their immediate families.

(2)Account balances with related parties
Balances of receivables and payables to related parties as of December 31, 2021 and 2020 are as follows:

		December 31, 2021				December 31, 2020
Related party	Name of entity	Receivables		Payables		Receivables		Payables
Parent Company	Gung-Ho Online Entertainment, Inc.	₩	5,254	₩	7	₩	2,547	₩	5
(3)Transactions with related parties
The details of transaction with related parties for the years ended December 31, 2021, 2020 and 2019 are as follows:

		2021				2020				2019
Related party	Name of entity	Revenue		Purchases		Revenue		Purchases		Revenue		Purchases
		(In millions of Korean won)
Parent Company	Gung-Ho Online Entertainment, Inc.	₩	36,647	₩	55	₩	21,833	₩	211	₩	27,484	₩	60
(4)Other transactions with related parties
No financing transactions were made with related parties for the years ended December 31, 2021, 2020 and 2019.
(5)Key management personnel compensation
The compensation for the key management personnel (registered directors), for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021		2020		2019
	(In millions of Korean won)
Salaries	₩	1,472	₩	1,177	₩	866

25. Subsequent Event
Gravity Game Vision Limited, a subsidiary, was established in Hong Kong on January 5, 2022.