Form 20-F
period 2022-12-31
GRAVITY Co., Ltd.
filed 2023-04-27
CIK 1313310

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________________
Form 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Shares, par value Won 500: 6,948,900 as of December 31, 2022.
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
•“BRL” or “Brazil R$” are to the currency of Brazil.
For your convenience, and unless otherwise stated, this Annual Report contains translations of certain Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 30, 2022, which was Won 1,260.18 to US$ 1.00. No assurance is given that any Won or Dollar amounts could have been or may now be converted into Dollars or Won, as the case may be, at such rate, or any other rate, or at all.
Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD‑LOOKING STATEMENTS
This Annual Report for the year ended December 31, 2022 contains “forward‑looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act.” The forward‑looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry, and are subject to various risks and uncertainties. Generally, these forward‑looking statements can be identified by the use of forward‑looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “predict,” “project,” “continue” and variations of these words, similar expressions, or that certain events, actions or results “will,” “may,” “might,” “should,” “would” or “could” occur, be taken or be achieved.
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
•Our products and services, including those relating to P2E and NFT, may subject us to additional regulatory requirements in the future, which may be costly and difficult to comply with or adversely affect our business, and other potential risks to our business.
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

A significant portion of our revenues has been and is currently derived from Ragnarok Online and other games developed based on the contents of Ragnarok Online, including our mobile game, Ragnarok Origin, Ragnarok M: Eternal Love, Ragnarok X: Next Generation. In 2022 and 2021, we derived Won 86,743 million (US$ 68,834 thousand) and Won 72,177 million in revenues from Ragnarok Online, respectively, representing approximately 18.7% and 17.4% of our total revenues for such periods. We derived Won 358,599 million (US$ 284,562 thousand) and Won 314,282 million in revenues from the games developed based on the contents of Ragnarok Online in 2022 and 2021, respectively, representing approximately 77.3% and 75.9% of our total revenues for such periods. In 2022 and 2021, our mobile game, Ragnarok M: Eternal Love, represented 20.1% of our total revenues, or Won 93,203 million (US$ 73,960 thousand), and 27.2% of our total revenues, or Won 112,486 million, respectively. Ragnarok X: Next Generation, our mobile game, represented 16.7% of our total revenues, or Won 77,278 million (US$ 61,323 thousand), and 30.5% of our total revenues, or Won 126,336 million respectively. Ragnarok Origin, our mobile game, represented 35.5% of our total revenues, or Won 164,787 million (US$ 130,765 thousand), and 16.0% of our total revenues, or Won 66,385 million in 2022 and 2021, respectively.
Ragnarok Online has been on the market for twenty-one years and has reached maturity in most of our principal markets. The Company has continually maintained, improved and updated Ragnarok Online and developed new games based on Ragnarok Online. If we fail to maintain, improve, update or enhance Ragnarok Online in a timely manner or fail to successfully develop new games based on Ragnarok Online, this is likely to lead to a decline in the user base of games developed from the contents of Ragnarok Online, which in turn is likely to lead to a material decline in our subscription revenues, royalties and mobile revenue. This would likely materially and adversely affect our business, financial condition and results of operations.
If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online and mobile games, our business, financial condition and results of operations may be materially and adversely affected.
In order to grow our revenues and net income, we must retain our existing users and attract new users by developing, acquiring, licensing, launching, marketing, or operating other commercially successful online and mobile games. In addition to Ragnarok Online, we currently offer four other online games: Ragnarok Online II, Requiem Online, R.O.S.E. Online and Dragonica (which is also known as Dragon Saga in the United States, Canada and South America except for Brazil). None of our other online games to date has proven to be as commercially successful as Ragnarok Online.
In 2022, mobile games represented 77.4% of our total revenues, with one mobile game, Ragnarok Origin, representing 35.5% of our total revenues. Mobile games are played on mobile devices and smartphones, including Google Android compatible phones, the Apple iPhone, other feature phones and tablet computers. Following a 2015 development agreement with Shanghai The Dream Network Technology Co., Ltd. (“Dream Square”) to develop and distribute two mobile games based on the contents of Ragnarok Online, we launched six mobile games developed by Dream Square (by itself and through certain third party subcontractors), all of which are based on the contents of Ragnarok Online. For additional information, see ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Mobile games.” Although we have achieved significant commercial success after publishing these mobile games in 2017, there is no guarantee that we will continue to be successful in the mobile game publishing business, and our revenues from mobile game publishing could decline over time.
Our revenues from mobile games increased by 12.1% to Won 358,772 million (US$ 284,699 thousand) in 2022 from Won 320,164 million in 2021. This was mainly due to a 148.2% increase in revenues from Ragnarok Origin to Won 164,787 million (US$ 130,765 thousand) in 2022 from Won 66,385 million in 2021, driven by new launching in Taiwan, Hong Kong and Macau in September 2022. However, mobile revenue from customers in Korea decreased from Won 50,966 million in 2021 to Won 25,282 million in 2022. Mobile revenue from customers in Thailand decreased from Won 67,592 million in 2021 to Won 45,800 million in 2022. Although the decreases in mobile revenue in Korea and Thailand were more than offset by mobile revenue increases in other markets, such as Taiwan and the United States, we may also experience declines in mobile game revenue from these or other markets in the future. A game’s commercial success largely depends on appealing to the tastes and preferences of a critical mass of users as well as the willingness of such users to purchase the game and/or in‑game items, and to continue as paying subscribers, all of which are difficult to predict prior to a game’s development and introduction. Developing games requires substantial development costs, including the costs of employing skilled developers and acquiring or developing game engines which enable the creation of games with the latest technological features. For us to continue to succeed, we must acquire, license or develop promising games at acceptable costs and ensure technical support for the successful operation of such games. The online and mobile gaming industries are highly competitive, and we may not be able to acquire, license or develop promising games at acceptable costs. In order to successfully distribute and operate a game, we also need a sizable game management and support staff, continued investment in technology and a substantial marketing budget.

In 2022 and 2023, we launched numerous mobile games in new markets including: Milkmaid Of The Milky Way in Korea, Japan, Taiwan, Hong Kong and Macau; Paladog Tactics in Korea; Raganarok: The Lost Memories in North America, Brazil, Korea, South America, Australia, and New Zealand; Ragnarok Tactics II in Thailand; Ragnarok Monster's Arena in Taiwan, Hong Kong and Macau; Ragnarok Arena in Korea, Southeast Asia, the Middle East, and Oceania; Ragnarok Begins in North America; Ragnarok Origin in Taiwan, Hong kong, Macau and Southeast Asia; Ragnarok V: Returns in Oceania; Ragnarok Labyrinth NFT globally and Ragnarok X: Next Generation in Korea. We cannot assure you that the games we develop or publish will be attractive to users or otherwise be commercially successful, launched as scheduled or able to successfully compete with games operated by our competitors. If we are not able to consistently develop, acquire, license, launch, market or operate commercially successful games, we may not be able to generate enough revenues to offset our initial development, acquisition, licensing and/or marketing costs and our business, financial condition, and results of operations may be materially and adversely affected.
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

Although we have determined that our internal control over financial reporting was effective as of December 31, 2022, we may in the future determine that we have a material weakness in our internal controls over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results in a timely manner or prevent errors or fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to loss of investor confidence in the reliability of our consolidated financial statements and could result in investigations or sanctions by the SEC, NASDAQ, or other regulatory authorities or in stockholder litigation. Any of these factors could ultimately harm our business and could adversely impact the market price of our ADSs. See ITEM 15. “CONTROLS AND PROCEDURES.”

We depend on our overseas licensees for a portion of our revenues and rely on them to distribute, market, and operate our games and comply with applicable laws and government regulations.
In certain markets, we license our games to overseas operators or distributors for license fees and royalty payments based on a percentage of revenues generated from our games in such markets. Overseas license fees and royalty payments generated from our mobile games represented 20.8% of our total revenues in 2022 and 37.6% of our total revenues in 2021, with 79.6% of our 2022 revenues from mobile game license fees and royalty payments attributable to license arrangements with Nuverse (Hong Kong) Limited (“Nuverse”). Under the applicable licensing contract, Nuverse is to provide the service for a term of two years commencing on the date of Ragnarok X: Next Generation's commercialization in Taiwan, Hong Kong, Macau and Southeast Asia, with an automatic one-year extension thereafter. Overseas license fees and royalty payments generated from our online games represented 1.9% of our total revenues in 2022 and 2.6% of our total revenues in 2021, with 86.6% of our 2022 revenues from online game license fees and royalty payments attributable to license arrangements with GungHo Online Entertainment Inc. (“GungHo”), which has been our largest shareholder and beneficially owns, as of the date hereof, 59.3% of our common shares.

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
Our overseas licensees generally have the exclusive right to distribute our games in their respective markets for a term of two or three years and may also operate or publish other online and mobile games developed or offered by our competitors, and we may not be able to easily terminate the license agreements as the agreements do not specify particular financial or performance criteria that need to be met by our licensees. For example, GungHo, which is our 59.3% shareholder, also has its own mobile games business. If our overseas licensees devote greater time and resources to marketing their proprietary games or those of our competitors, we may not be able to terminate our license agreements or enter into new license agreements with different licensees, and our revenues and net profit may be adversely impacted. Also, a failure to satisfy our obligation to provide technical and other consulting services to the licensees under the license agreements may negatively affect user satisfaction and loyalty and hinder our licensees’ efforts to increase market share, which may lead the licensees to focus their attention on our competitors’ games or request modifications to or terminate our licensing agreements and/or not renew expired license agreements.
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
Increased competition in the online and mobile gaming industry from existing and potential competitors could make it difficult for us to retain existing users and attract new users, and could reduce the number of hours users spend playing our current or future games or cause us and our licensees to reduce the fees charged to play our current or future games. In some of our principal markets, such as Korea, Japan, Taiwan and Thailand. growth of the market for online games has continued to slow while competition remains strong. We expect more companies to enter the online and mobile game industries and a wider range of online and mobile games to be introduced in our current and future markets. If we are unable to compete effectively in our principal markets, our business, financial condition and results of operations could be materially and adversely affected.
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
Furthermore, compared with the online or console game genres, the mobile game market has relatively low barriers to entry because development of a mobile game requires relatively less time and personnel, due to the limitations of the devices on which mobile games are played such as screen size and processing power. Moreover, development tools for mobile games are easier to obtain and use, and open marketplaces, such as the Google Play Store and Apple’s App Store, enable developers to easily distribute mobile games to a large global audience. Global game engine companies are also offering game developers support programs to lower the barrier to entry. Therefore, we expect the number of mobile game developers to continually increase in the future and competition to become more intense. See ITEM 4.B. “BUSINESS OVERVIEW—COMPETITION.”
To continue to be successful, we must leverage the global connectivity and distribution of mobile platforms and our relationships with mobile platform providers, which in many cases have the unilateral ability to amend their policies and terms and conditions for applications and developers.
Our mobile games increasingly leverage the global connectivity and distribution of mobile platforms including Apple’s App Store for iOS devices and the Google Play Store for Android devices. Our games are distributed on these platforms and the virtual items we sell in our games are purchased using the payment processing systems of these platform providers. In 2022, 56.4% of our revenues were generated through third-party mobile platforms. We are subject to the standard policies and terms of service of these third party platforms, which govern the promotion, distribution and operation of games on the platform, and can be changed by the platform providers, in their sole discretion, at any time. Such changes may decrease the visibility or availability of our games, limit our distribution capabilities, prevent access to our existing games and reduce revenue we may recognize from in-game purchases, increase our costs to operate on these platforms or result in the exclusion or limitation of our games on such third party platforms. Any such changes could significantly harm our business in both the short-term and long-term. If we violate, or a platform provider believes we have violated, the terms of service for a platform, our access to the platform could be limited or discontinued, which may materially and adversely affect our business.
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
In 2022, we derived 77.2% of our revenues from online games and mobile games that were developed by third-party developers, 72.3% of which comprises revenues from mobile games developed by our former key third-party developer Dream Square (by itself and through subcontracting to certain third-parties, including X.D. Network Inc. ("Xindong") and Shanghai Rexue Network Technology Co., Ltd., with each of whom we now have a direct contractual relationship). Under our license agreements for these games, we rely on such third-party developers to provide game updates, enhancements and new versions; provide materials and other assistance in promoting the games; and resolve game programming errors and issues with intrusions. In particular, our key mobile game, Ragnarok M: Eternal Love, which represented 20.1% of our total revenues in 2022, was developed by Dream Square (by itself and through subcontracting to certain third-parties), as is the case of Ragnarok Origin and Ragnarok X: Next Generation, which represented 35.5% and 16.7%, respectively, of our total revenues in 2022.
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

“Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. For example, in March and July 2021 and May and August 2022, we experienced a series of incidents where unauthorized users accessed or attempted to access our database or server, by exploiting remote code security vulnerabilities in order to, among others, cause illicit updates to be made to such users' player data on our database. In response, we took immediate remedial actions such as changing the password for the database, removing the malicious codes identified, and adopting a tool that enables the detection of abnormal queries. No personal information was compromised as a result of these incidents. We have taken steps to ensure these security vulnerabilities have been patched in our systems, but we cannot guarantee that all vulnerabilities have been patched in every system upon which we are dependent or that additional critical vulnerabilities will not be discovered by hackers in the future. While these past incidents have not materially disrupted or damaged our systems or platforms or the performance of our business, there is no assurance that we can anticipate all evolving future attacks, viruses or intrusions, implement adequate preventative measures, or remediate any security vulnerabilities. Any mitigation or remediation efforts we may have to undertake in the future in response to any such attacks may also require the attention of management and expenditures of significant capital and human resources, which can result in a significant financial impact on our operations and financial results. In addition, we cannot ensure that any measures we take against hacking will be effective. A well‑publicized computer security breach could significantly damage our reputation and materially and adversely affect our business.

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

We have been, may continue to be, subject to denial of service attacks that have caused, and could cause, portions of our network to be inaccessible for limited periods of time. For example, in March 2022, we experienced a distributed denial of service (“DDOS”) attack on the Amazon Web Services cloud platform, which we use for the Ragnarok Online service in Malaysia, Singapore and the Philippines. While this attack caused our service to be unstable intermittently for a period of two weeks, we were able to mitigate the attack by subscribing to AWS Shield, a DDOS protection service, and taking preventive measures. In September 2022, another DDOS attack occurred on the network of IDC Korea, our third party data center hosting facility in Korea, resulting in the server becoming inaccessible. We restored access to the server within 24 hours and took remedial actions including changing the Canonical NAME (CNAME) record in the Domain Name System (DNS) and adopting Cloudflare's solution. Although the attacks we have experienced did not cause material losses or damages, we cannot ensure that any protective measures we have implemented, including those by our third party service providers, will be adequate or effective against future hacking efforts and that any such attacks in the future will not have a material adverse effect on our business, results of operations, financial condition, or prospects.
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
Further, we may not be able to adequately adapt our internal policies and/or procedures to evolving regulations, which may require us to change our practices in a manner adverse to our business or limit access to our products and services in certain countries. As a result, our reputation and brand may be harmed, we could incur substantial costs, and we could lose both customers and revenues. For example, the European General Data Protection Regulation (“GDPR”), which became effective as of May 2018, contains significant penalties for non-compliance and apply to us as we receive or process the personal data of residents of the European Union. If we fail to comply with such GDPR regulations, or other data protection laws and regulations globally, we may be subject to significant penalties and sanctions which may have a material adverse effect on our business, financial condition and results of operations.

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
Our products and services, including those involving play-to-earn ("P2E") features and non-fungible tokens ("NFT"), may subject us to additional regulatory requirements in the future, which may be costly and difficult to comply with or adversely affect our business, and other potential risks to our business.

We currently offer the market NFT Item created using our game contents, and will continue to develop and launch games integrated with P2E and NFT elements. For example, users of the Sand Box can purchase certain virtual items as NFTs, using Ragnarok Online IP, on the Sandbox Platform, which they can in turn use in their virtual land. And the P2E game we are developing allows users to earn rewards through game play which can be exchanged for certain types of cryptocurrency trading on cryptocurrency exchanges. We may become subject to regulatory requirements in the future in Korea and other countries for providing such products and services.

Governments of different countries have responded differently to cryptoassets (including cryptocurrency and NFTs). Governments of various countries may adopt laws, regulations, or policies that could adversely affect P2E or NFT by restricting rights to acquire, own, hold, sell, use or trade cryptoassets or to exchange them for fiat currency. In addition, there is significant uncertainty regarding the tax treatment of cryptoassets. We cannot rule out the possibility that such restrictions and uncertainties could have a material adverse effect on our ability to pursue P2E, NFT and/or adjacent business, financial condition, and the results of operations.

Furthermore, our P2E and NFT related businesses may be subject to cybersecurity risks. We cannot rule out the possibility that such risks become materialized affecting our business, financial condition, and the results of operations.
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
We believe that we were a PFIC for taxable years 2008 through 2016 and 2022, and we may be a PFIC in future years. As a result of being a PFIC in 2022 and prior years, and because of the possibility that we may have been a PFIC for taxable years 2017 through 2021, and may be a PFIC in future taxable years, U.S. investors could be subject to adverse U.S. federal income tax consequences.
The rules governing PFICs can have adverse consequences for U.S. investors for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. As discussed in ITEM 10.E. “TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS,” we believe that we were a PFIC for the taxable year 2022 and for taxable years 2008 through 2016 (though we believe we may not have been a PFIC for taxable years 2017 through 2021), and we may be a PFIC in future years. The determination of whether we are a PFIC must be made annually after the end of each taxable year, and our PFIC status for each taxable year will depend on particular facts and circumstances (such as the composition of our income and assets, and the valuation of our assets, including goodwill and other intangible assets, which may be determined by reference to the market price of our ADSs, which has fluctuated and may continue to fluctuate significantly over time) and may be affected by differing interpretations of the PFIC rules. In light of the foregoing, no assurance can be provided that we were not a PFIC for the taxable years 2017 through 2021 or that we will not become a PFIC in the current year or any future taxable year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for our past, current or future taxable years. Furthermore, if we are treated as a PFIC, and one or more of our subsidiaries are also treated as PFICs, U.S. Holders will be subject to the PFIC rules with respect to their indirect interests in those subsidiaries. Accordingly, U.S. Holders should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.
If we were characterized as a PFIC for any taxable year, and a U.S. Holder (as defined in ITEM 10.E. “TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS.”) held our ADSs or common shares during such taxable year, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding taxable years during which the U.S. Holder holds ADSs or common shares, even if we cease to meet the requirements for PFIC status. In such case, U.S. Holders of our common shares and ADSs would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. Whether U.S. Holders of our common shares or ADSs make (or are eligible to make) a timely qualified electing fund, or QEF, election or a mark-to-market election may affect the U.S. federal income tax consequences to U.S. Holders with respect to the acquisition, ownership, and disposition of our common shares and ADSs and any distributions such U.S. Holders may receive. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a QEF election if we are classified as a PFIC. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our common shares and ADSs.
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
We held a total of Won 3,869 million (US$ 3,071 thousand) in intangible assets (comprising software, industrial property rights and other intangible assets) at December 31, 2022. See Note 9 to our consolidated financial statements included in this Annual Report. We test indefinite‑lived intangible assets at least annually for impairment, and more frequently if an event occurs or circumstances change so that the carrying amount may not be recoverable. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by our management. If such an adverse event occurs and has the effect of changing one of the critical assumptions or estimates related to the fair value of our intangible assets, an impairment charge could result. For example, in 2022 and 2021, we recognized impairment loss on intangible assets of Won 293 million in relation to the games Tera Classic and CPBL Baseball, and Won 281 million in relation to the games The Lord and Lost Saga, respectively, and we have recognized other similar impairment losses during the past several years.
There can be no assurance that future reviews of intangible assets will not result in significant impairment charges. Although it does not affect cash flow, an impairment charge does have the effect of decreasing our earnings, assets and shareholders’ equity.
The value of our deferred tax assets could become impaired, which could materially and adversely affect our results of operations.
As of December 31, 2022, we had approximately Won 5,660 million (US$ 4,491 thousand) in net deferred tax assets. See Note 18 to our consolidated financial statements included in this Annual Report. These deferred tax assets include net operating loss carryforwards, tax credit carryforwards and temporary differences that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. Each year, we determine the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, historical operating results and expectations of future earnings. If we determine in the future that there is not sufficient positive evidence to support the valuation of these assets, due to the risk factors described herein or other factors, we may be required to further adjust the probability of realization to reduce our deferred tax assets. Such a reduction could result in material non-cash expenses in the period in which the probability of realization is adjusted and could have a material adverse effect on our results of operations.
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

Recently, there have been a series of amendments to tax treaties that Korea has entered into with various countries. Under the amended tax treaty between Korea and India, the tax rate applicable to license fees and royalties was reduced from 15% to 10% in respect of income derived in any fiscal year beginning on or after April 1, 2017. The tax treaty between Korea and Hong Kong, which became effective as of September 27, 2016, includes a provision promulgating that license fees and royalties shall be subject to tax at the reduced rate of 10% in respect of income derived in any fiscal year beginning on or after April 1, 2017. Under the amended tax treaty between Korea and Singapore, the tax rate applicable to license fees and royalties was reduced from 15% to 5% in respect of amounts paid, deemed to be paid or liable to be paid (whichever is the earliest) on or after January 1, 2020. Under the amended protocol of tax treaty between Korea and Vietnam, the tax rate applicable to royalties was reduced from 5% or 15% to 5% or 10% in respect of amounts paid on or after January 1, 2022. These series of promulgations are all intended to eventually further limit the source country’s taxation right with respect to license fees and royalties. Any adverse changes in tax treaties between Korea and the countries from which we receive license fees and royalties, such as in the rate of withholding tax in the countries in which our games are distributed or in Korean tax law enabling us to recognize foreign tax credits for taxes withheld overseas, could adversely affect our net income.

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
The extent to which COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, the emergence of COVID-19 variants, the effectiveness of vaccines, the speed of the vaccine rollout, new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. In particular, the continued spread of COVID-19 globally and the implementation of further national or local lockdowns or other restrictive measures in response could adversely impact consumer appetite for our products, the availability of staff and employees, sales and marketing operations, and the timeline for the development of new games or updates of existing games, and could have an adverse impact on our business and our financial results. For example, some international game exhibitions, such as G-STAR 2022 in Korea and the Tokyo Game Show 2022 in Japan, were held offline with the number of offline attendees limited due to the pandemic.
Our businesses and partnerships may be affected by geopolitical tensions between China and the United States.

In recent years, there has been a deterioration in the relationship between China and the United States which has resulted in intense potential conflicts between the two countries in trade, technology, finance and other areas, and this has led to greater uncertainties in the geopolitical situations in other parts of the world affecting China, Chinese companies and companies that have business relationships with Chinese companies. For example, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of Chinese technology companies. The United States has also threatened to impose further sanctions, trade embargoes, and other heightened regulatory requirements. Most recently, President Biden issued Executive Order 14034 on June 9, 2021 (the “EO 14034”) authorizing the Secretary of Commerce to evaluate transactions involving apps designed, developed, manufactured or supplied by “foreign adversaries” that may present national security concerns, particularly with regard to access by persons owned, controlled, or subject to the jurisdiction of “foreign adversaries,” including China.
Revenue originating from the United States represented approximately 7.3% of our 2022 revenue. In addition, we maintain agreements with Chinese entities for distribution of our products in China and elsewhere in Asia. Accordingly, any further deterioration of US-China relations or further sanctions involving Chinese companies with whom we may do business may be detrimental and have an adverse impact on our business.

Our businesses may be adversely affected by developments affecting the economies of the countries in which our games are distributed.
Our future performance will depend in large part on the economic growth of our principal markets. Our top geographic markets in terms of 2022 revenues were Taiwan, Thailand, Korea and the United States representing 37.9%, 16.3%, 10.1% and 7.3%, respectively, of our total revenues in 2022. Accordingly, our business, prospects, financial condition and results of operations are subject to the economic, political, legal and regulatory conditions, and developments in these countries and markets. Adverse economic developments in such markets may have an adverse effect on the number of our users and our revenues and have a material adverse effect on our results of operations.
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
In most of the countries in which our games are distributed, the revenues generated by our overseas licensees or subsidiaries are denominated in local currencies, which include, among others, the NT dollar, the Japanese Yen, the U.S. dollar, the Euro, the Thai Baht and the Chinese Yuan. In 2022, approximately 89.9% of our revenues were denominated in currencies other than Won, primarily in the NT dollar, the Thai Baht, the US dollar, the Japanese Yen, and the Philippine Peso. As the revenues denominated in currencies other than the U.S. dollar, the Japanese Yen and the Euro are converted into the U.S. dollar for remittance of monthly royalty payments to us, any depreciation of the local currencies against the U.S. dollar will result in reduced license fees and monthly royalty payments in U.S. dollar terms and may materially and adversely affect our financial condition and results of operations.
While we receive monthly royalty revenues from our overseas licensees in foreign currencies, substantially all of our costs are denominated in Won. Our financial statements are also prepared and presented in Won. We receive monthly royalty payments from our overseas licensees based on a percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. Appreciation of the Won against the NT Dollar, the Thai Baht, the U.S. dollar, the Japanese Yen or other foreign currencies will result in foreign currency losses that may materially and adversely affect our results of operations and financial condition. See ITEM 5.A. “OPERATING RESULTS—OVERVIEW—Foreign currency effects.”
As of December 31, 2022, we have not entered into any outstanding foreign currency forward exchange contract. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost‑effective manner, or at all.

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
In July 2017, we further entered into a PTSA with Dream Square, whereby the former would provide technical assistance and profits would be shared. This agreement was amended in September 2018, October 2018, October 2019 and October 2020, whereby certain technical assistance expenses and profit sharing proportions were further clarified. The PTSA, as amended, specified that Gravity retains the distribution rights of the games developed in conjunction with Dream Square (with or without any co-developer) in Korea, Taiwan, Hong Kong and Macau, as well as globally (other than in China, where the distribution rights are licensed to Xindong). The final amendment of the PTSA expired on March 24, 2021, and we have no plans to renew or further extend the PTSA. Dream Square will continue to provide the service to any games developed by it which were launched prior to the expiration of the PTSA for an additional period of two years commencing on the date of such game’s commercialization, with an automatic one-year extension thereafter. We are in discussions with other prospective service partners regarding arrangements for these games following their current service terms.
Recent developments relating to our organizational structure include the establishment of Gravity Game Vision Limited, a 100%-owned subsidiary in Hong Kong in January 2022. Gravity Game Vision Limited is offering our games in Hong Kong, Macao and Taiwan.
Our registered office is located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea. Our telephone number is (822) 2132‑7000. Our main Web site is at http://www.gravity.co.kr. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. That address is http://www.sec.gov.
ITEM 4.B. BUSINESS OVERVIEW
OVERVIEW
Gravity is an online and mobile games developer and publisher based in Korea. We generate revenue from online games, mobile games and other sources (including character based merchandise and animation). Our historical principal product, Ragnarok Online, is an online game available in 91 markets. Revenues from Ragnarok Online increased in 2022, representing 18.7% of our total revenues for the year ended December 31, 2022, compared to 17.4% of our total revenues in 2021. This increase was primarily due to increased revenue from Ragnarok Online in Taiwan and Thailand in 2022.
Our focus on mobile games has increased in recent years, and mobile games represented 77.4% of our total revenues for the year ended December 31, 2022. Our principal mobile games, Ragnarok Origin, Ragnarok M: Eternal Love, and Ragnarok X: Next Generation accounted for 35.5%, 20.1%, and 16.7%, respectively, of our total revenues for the year ended December 31, 2022. In 2021, Ragnarok X: Next Generation accounted for 30.5% of our total revenues. We intend to continue to diversify our product offering by developing online and mobile games in-house or through outsourcing as well as publishing additional games developed by third parties.
Our main geographic markets in terms of revenues for the year ended December 31, 2022 were Taiwan, Thailand, Korea and the United States.
Online games
Online games are a genre of computer games in which a large number of players interact with one another within a virtual game world.
The following table summarizes the online games that we currently offer.

Title	Genre	Game Source	Date of Commercial Launch(1)
Ragnarok Online	Action adventure MMORPG(2)	Developed in‑house	August 2002
Dragonica (Dragon Saga)(3)	Action adventure MMORPG	Originally licensed from third party developer; currently owned by us(4)	February 2009(5)
Ragnarok Online II	Action adventure MMORPG	Developed in‑house	March 2012
Requiem Online	Action adventure MMORPG	Developed in-house	August 2022(6)
R.O.S.E. Online	Action adventure MMORPG	Developed by third party based on our intellectual property	December 2022
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
(6)Requiem Online was relaunched globally on August 25, 2022.
(7)R.O.S.E. Online was relaunched on December 13, 2022.

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
Ragnarok Online was first commercially launched in August 2002 and, as of March 31, 2023, was commercially offered in 91 markets. See ITEM 4.B. “BUSINESS OVERVIEW—OUR MARKETS—Online Games.” Ragnarok Online represented 18.7% of our total revenues or Won 86,743 million (US$ 68,834 thousand) in 2022, compared with 17.4% of our total revenues or Won 72,177 million in 2021. Gravity, either directly or through a subsidiary, operates Ragnarok Online in each geographic market other than Japan, Vietnam, Europe, Russia/CIS and China, where a third-party licensee operates the game. In markets where we or our subsidiary operate Ragnarok Online, our revenues are generated through micro-transaction revenue, and in markets where a third-party licensee operates the game, our revenues are generated through royalties or licensing fees.
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
The table below provides, for the periods indicated, the peak concurrent users and average concurrent users of Ragnarok Online since the first quarter of 2020, in each of our principal markets for Ragnarok Online.

		1Q 20	2Q 20	3Q 20	4Q 20	1Q 21	2Q 21	3Q 21	4Q 21	1Q 22	2Q 22	3Q 22	4Q 22	1Q 23
Japan	PCU(1)	9,154	9,192	12,754	11,936	8,973	9,034	9,641	7,152	6,920	8,772	9,209	9,424	7,352
	ACU(2)	3,977	4,226	4,180	5,354	4,284	3,760	4,226	2,792	3,010	3,015	2,769	3,651	3,371
Korea	PCU	8,067	7,337	7,646	7,091	5,210	6,138	4,269	5,524	5,697	6,968	8,346	6,843	6,926
	ACU	4,014	3,950	4,209	3,666	2,882	3,479	2,589	3,033	3,293	3,267	4,856	3,694	3,998
Thailand(3)	PCU		103,335	89,969	33,658	24,076	34,214	23,326	13,931	13,261	14,722	11,963	12,642	13,010
	ACU		45,753	38,039	14,743	11,841	15,340	10,288	5,841	5,627	5,619	5,400	4,879	5,787
USA/ Canada	PCU	6,756	8,561	7,064	5,114	3,463	3,140	3,244	2,500	1,839	1,669	1,539	1,824	1,860
	ACU	4,197	5,719	4,495	3,353	2,807	1,970	2,230	1,311	1,183	1,124	1,112	1,309	1,340
Taiwan/ Hong Kong/ Macau	PCU	16,974	20,555	18,708	20,898	21,072	25,845	24,729	18,960	22,490	24,316	21,648	25,609	16,702
	ACU	9,718	11,492	10,895	12,259	12,491	12,640	13,555	10,780	12,418	15,082	13,033	13,815	10,243
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

The following table provides a breakdown of the revenues generated by Ragnarok Online in certain key markets for the periods indicated:

Revenue Type	Country	2022	2022(1)		2021	2020
		(In millions of Won and thousands of US$)
Online games—micro-transaction revenue	Taiwan/Hong Kong/Macau	₩ 35,319		$28,027	₩ 25,930	₩ 23,422
	Thailand(2)	29,657		23,534	26,866	36,332
	Korea	5,810		4,610	4,429	6,004
	Philippines(3)	2,512		1,994	—	—
	The United States/Canada(4)	2,035		1,615	2,089	3,390
	Brazil	1,681		1,334	1,854	1,988
	Other	1,015		805	517	664
	Subtotal	78,029		61,919	61,685	71,800

Online games—royalties and license fees	Japan	7,611		6,040	9,009	9,141
	The Philippines	—		—	324	618
	Europe	212		168	266	166
	Thailand	—		—	—	135
	Other	891		707	893	2,721
	Subtotal	8,714		6,915	10,492	12,781
	Total	₩ 86,743	US$	68,834	₩ 72,177	₩ 84,581
__________________
Notes:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,260.18 to US$ 1.00, the noon buying rate in effect on December 30, 2022 as certified by the Federal Reserve Bank of New York for customs purposes.
(2)Ragnarok Online game service in Thailand by our former licensee Electronics Extreme Ltd ceased on May 27, 2020. The revenues generated from Thailand on or before May 27, 2020 are shown as “Online games—royalties and license fees—Thailand” and those revenues generated by Gravity Game Tech Co., Ltd (“Gravity Game Tech”) since May 28, 2020 are shown as “Online games—micro transaction revenue—Thailand.”
(3)Ragnarok Online game service in the Philippines by our former licensee Electronics Extreme Ltd. ceased on December 28, 2021. The revenues generated from the Philippines on or before December 28, 2021 are shown as “Online games—royalties and license fees—Philippines” and those revenues generated by Gravity Game Hub PTE., Ltd. (“Gravity Game Hub”) since December 28, 2021 are shown as “Online games—micro transaction revenue—Philippines.”
(4)Includes subscription and other types of game revenues managed by Gravity Interactive, Inc. and generated in countries other than the United States and Canada. Such revenues from other countries constitute an immaterial portion of the revenues recorded as micro-transaction revenues from the United States and Canada.
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

The following table sets forth each of the mobile games that we have released since January 2022.

Title	Genre	Service Area	Date of Commercial Launch
Milkmaid Of The Milky Way	Point & Click Adventure	Korea, Japan, Taiwan, Hong Kong and Macau	March 2022
Paladog Tactics	SRPG	Korea	March 2022
Ragnarok: The Lost Memories(1)	Cinematic Newtro Story RPG	North America, Brazil, South America, Australia, New Zealand Korea Global	January 2022 March 2022 August 2022 April 2022
Ragnarok Tactics II	Card SRPG	Thailand	September 2022
Ragnarok Monster's Arena(2)	Card SRPG	Taiwan, Hong Kong and Macau	May 2022
Ragnarok Arena	Card SRPG	Korea Southeast Asia, South Asia, the Middle East, Oceania	September 2022 December 2022
Ragnarok Begins	MMORPG	North America	November 2022
Ragnarok Origin	MMORPG	Taiwan, Hong Kong and Macau Southeast Asia	September 2022 April 2023
Ragnarok V: Returns	MMORPG	Oceania	May 2022
Ragnarok Labyrinth NFT	Time Effective MMORPG	Southeast Asia Global	April 2022 September 2022
Ragnarok X: Next Generation	MMORPG	Korea	January 2023

__________________
Notes:

(1)We commenced our online service for Ragnarok: The Lost Memories on Steam in Global on April 12, 2022.
(2)Ragnarok Monster's Arena is named differently in Thailand and Korea. The game is known as Ragnarok Tactics II in Thailand and Ragnarok Arena in Korea.

The following are revenues generated from our mobile games business for the periods indicated:

Revenue Type	Country	2022	2022(1)		2021	2020
		(In millions of Won and thousands of US$)
Mobile games— micro transaction revenue	Taiwan	₩ 125,516	US$	99,602	₩ 23,906	₩ 42,593
	The United States	30,069	23,861		17,241	17,040
	Thailand	29,235	23,199		14,235	22,613
	Korea	24,341	19,316		49,798	84,428
	Hong Kong	15,987	12,686		155	201
	The Philippines	11,612	9,214		13,337	23,313
	Malaysia	5,413	4,295		19,359	22,880
	Other(2)	19,449	15,434		26,615	38,892
	Subtotal	261,622	207,607		164,646	251,960

Mobile games— royalties and license fees	Malaysia	18,734	14,866		10,882	—
	Japan	17,225	13,669		26,559	11,730
	Thailand	16,565	13,145		53,357	—
	Taiwan	14,573	11,564		26,928	31,848
	The Philippines	11,879	9,426		6,693	—
	Hong Kong	8,410	6,674		7,493	—
	Other(3)	9,764	7,748		23,606	2,786
	Subtotal	97,150	77,092		155,518	46,364
	Total	₩ 358,772	US$	284,699	₩ 320,164	₩ 298,324
__________________
Notes:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,260.18 to US$ 1.00, the noon buying rate in effect on December 30, 2022 as certified by the Federal Reserve Bank of New York for customs purposes.
(2)Other primarily comprises Indonesia, Japan, Singapore, Brazil, Europe and Oceania.
(3)Other primarily comprises Indonesia, China, Korea, Singapore, Europe and the United States.
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
For the year ended December 31, 2022, Ragnarok M: Eternal Love represented 20.1% of our total revenues or Won 93,203 million (US$ 73,960 thousand), compared with 27.2% of our total revenues or Won 112,486 million in 2021.
Ragnarok X: Next Generation
Ragnarok X: Next Generation is a MMORPG we offer in Taiwan, Hong Kong, Macau, Southeast Asia and Korea. The game was developed by Gravity and Dream Square and we licensed Nuverse to commence the service in Taiwan, Hong Kong and Macau in October 2020, Southeast Asia (except Vietnam) in June 2021 and Vietnam in September 2021. We also directly provide the game in Korea since January 2023. See Item 3.D. “RISK FACTORS—

RISKS RELATING TO OUR MARKET ENVIRONMENT—Our businesses and partnerships may be affected by geopolitical tensions between China and the United States.
For the year ended December 31, 2022, Ragnarok X: Next Generation 16.7% of our total revenues or Won 77,278 million (US$ 61,323 thousand), compared with 30.5% of our total revenues or Won 126,336 million in 2021.
Ragnarok Origin
Ragnarok Origin is a MMORPG which we offer in Korea, Japan, the United States, Canada, Taiwan, Hong Kong, Macau, and Southeast Asia. The game was developed by Gravity and Dream Square, together with co-developer Shanghai Rexue Network Technology Co., Ltd. We commenced our service for Ragnarok Origin in Korea in July 2020, Japan in June 2021, the United States and Canada in November 2021, Taiwan, Hong Kong and Macau in September 2022, and in Southeast Asia in April 2023.
For the year ended December 31, 2022, Ragnarok Origin represented 35.5% of our total revenues or Won 164,787 million (US$ 130,765 thousand), compared with 16.0% of our total revenues or Won 66,385 million in 2021.
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
We also provide games for IPTV. In September 2008, we entered into a licensing agreement with ICONIX, Co, LTD., or “ICONIX,” to develop and publish Pororo Game, an IPTV game based on ICONIX’s 3D TV animation series “Pororo: The Little Penguin.” We commercially launched Pororo Game in September 2009. Our licensing agreement with ICONIX has been renewed annually since its inception including, most recently, in March 2022. In January 2018, we entered into a licensing agreement with CJ ENM Corporation or “CJ ENM” to develop and publish an IPTV Game based on CJ ENM’s animation series, “The Haunted House.” We commercially launched the game in May 2019.
In April 2022, we entered into a licensing agreement with YoungToys, to develop and publish Kongsuni Game and Tobot V Game, Internet Protocol television (IPTV), cable television, and mobile games, based on YoungToys' TV animation series "Kongsuni" and "Tobot V."
The amount of revenues from console and IPTV games represented less than 1% of our total revenues in each of 2022 and 2021.
Game character merchandising
In order to optimize the commercial opportunities presented by our games and their characters, we and our licensees have been marketing dolls, stationery, food and other character based merchandise, as well as game manuals, monthly magazines and other publications, based on our games. We currently have arrangements with CM Holdings

Company to license Ragnarok Online game characters in Korea; with GungHo in Japan; with EMC Empire Multimedia Corporation in the Philippines and China; with Dream Express Co., Ltd. in Thailand; with Max Licensing & Consulting Co., Ltd. in Taiwan, Hong Kong and Macau; with Aswas Co.,Ltd. in Korea, Malaysia and the United States; with Sessom Asia Pte., Ltd. in Singapore, Indonesia and Malaysia; and with Hellomisterlee Co., Ltd. in Korea and the United States.
The amount of revenues from game character merchandising represented less than 1% of our total revenues in 2022 and in 2021.
Other services
In addition to its core mobile game business, Gravity NeoCyon, Inc. (“Gravity NeoCyon”) provides system development and maintenance services as well as system integration services to third parties. The amount of revenues from such other services represented 3.1% of our total revenues or Won 14,329 million (US$ 11,371 thousand) for the year ended December 31, 2022, compared with 4.2% of our total revenues or Won 17,196 million in 2021.
OUR MARKETS
Our biggest geographic markets in terms of revenue for the year ended December 31, 2022 were Taiwan, Thailand, Korea and the United States. The following table sets forth a summary of our consolidated statement of operations showing revenues by geographic area for the periods indicated and the percentage represented by such revenues for the year ended December 31, 2022.

	Year Ended December 31,
Country	2022		2022(1)	2021	2020
	(In millions of Won and thousands of US$, except percentages)
Taiwan	₩ 175,664	37.9%	US$ 139,396	₩ 77,462	₩ 100,049
Thailand	75,498	16.3%	59,910	94,475	59,086
Korea	46,719	10.1%	37,073	73,751	109,895
The United States/Canada(2)	33,697	7.3%	26,740	20,894	20,659
Japan	26,133	5.6%	20,738	40,259	22,500
The Philippines	26,003	5.6%	20,634	20,173	23,690
Malaysia	24,830	5.4%	19,704	30,422	23,121
Hong Kong	24,397	5.3%	19,360	7,648	201
Indonesia	5,472	1.2%	4,342	10,723	12,729
Others	25,205	5.3%	20,001	38,131	34,023
Total	₩ 463,618	100.0%	US$ 367,898	₩ 413,938	₩ 405,953
__________________
Notes:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won  1,260.18 to US$ 1.00, the noon buying rate in effect on December 30, 2022 as certified by the Federal Reserve Bank of New York for customs purposes.
(2)Revenues in the United States and Canada, as shown on this table, also include micro-transaction and other types of game revenues generated in other countries managed by Gravity Interactive. Such revenues from other countries constitute an immaterial portion of the revenues recorded as micro-transaction revenues from the United States and Canada.
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
Ragnarok Online is commercially offered in the 91 markets, including Japan, Taiwan, Hong Kong and Macau, the United States, Canada, Thailand, the Philippines, Singapore, Malaysia and others. We or our subsidiaries manage the distribution of Ragnarok Online in each market other than in Japan, China, Russia/CIS and 37 European countries and markets. In each of these markets, local licensees publish Ragnarok Online. The following table lists the overseas countries and markets in which Ragnarok Online is commercially offered through our licensees, the names of the licensees, the dates of the license agreements, and the commercial launch dates and expiry dates of the license agreements.

Country	Licensee	Date of License Agreement	Date of Commercial Launch	Date of Expiry
Japan	GungHo Online Entertainment, Inc.	July 2002	December 2002	September 2023
Europe(1)	Innova Intellectual Properties SARL	August 2019	April 2004	September 2023
China(2)	Shanghai BING KUAI Network Technology Co., Ltd.	January 2022	February 2013	January 2024
Russia and CIS(3)	Innova Intellectual Properties SARL	February 2018	March 2007	August 2024
Vietnam(4)	VTC Technology and Digital Content Company	June 2019	July 2021	November 2023
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
(3)Ragnarok Online was initially launched in Russia and CIS with a different licensee in March 2007.
(4)Ragnarok Online was initially launched in Vietnam with VTC Technology and Digital Content Company as co-publishers.
Mobile games
With respect to mobile games, as of April 27, 2023, we directly manage the distribution of each of Ragnarok M: Eternal Love (other than in Japan and China, where we work with a third-party licensee), Ragnarok Origin in Korea, the United States, Canada, Taiwan, Hong Kong, Macau, and Southeast Asia, and Ragnarok X: Next Generation in Korea.
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
Thailand
Gravity Game Tech, our wholly owned subsidiary in Thailand, determines the pricing plan for Ragnarok Online in Thailand. Users can pay through debit card, electronic wallet and internet banking, which they are able to convert to RO Cash Points, the currency used in Ragnarok Online. RO Cash Points are eligible for use in the purchase of game items. We pay a commission for payment processing ranging from 5% to 14% per transaction to third parties, who bear the delinquency risk associated with payments from users.
Micro‑transaction model
We have been directly providing Ragnarok Online in Thailand since May 28, 2020. We have applied a micro-transaction model for users in Thailand which allows users to buy game items in the price range between THB 1 and THB 5,000. The following table sets forth our basic pricing for points of Ragnarok Online in Thailand as of December 31, 2022.

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

Subscription‑based fee model

The subscription‑based fee model is currently applied only to Internet cafés, not to individual PC users in Korea, and the subscription‑based revenue is not material. The following table sets forth our published pricing plans for Internet cafés in Korea for Ragnarok Online access as of December 31, 2022.

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
Micro‑transaction model
We have applied a micro‑transaction model in Japan since December 2006. Game users buy GungHo Shop Points which enable them to buy game items or directly buy game items from the mobile item shop. The price range of the game items is between JPY 50 and JPY 2,000. The following table sets forth our licensee’s published basic pricing for GungHo Shop Points in Japan as of December 31, 2022.

Points	Retail Price(1)
10,000 points	¥1,000
21,000 points	2,000
32,500 points	3,000
55,000 points	5,000
112,000 points	10,000
___________________
Note:
(1)For convenience only, on December 30, 2022, the noon buying rate of the Japanese Yen to the U.S. dollar as certified by the Federal Reserve Bank of New York for customs purposes was JPY 131.81 to US$ 1.00.

The United States and Canada
Gravity Interactive, our wholly‑owned subsidiary in the United States, determines the pricing plan for Ragnarok Online in the United States and Canada. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as PayPal. Gravity Interactive ceased to apply the subscription‑based fee model in April 2011.
Micro‑transaction model
We have applied a micro‑transaction model in the United States and Canada since June 2007. Game users buy points which enable them to buy game items in the price range between US$ 2 and US$ 25. The following table sets forth Gravity Interactive’s published basic pricing for points of Ragnarok Online in the United States and Canada as of December 31, 2022.
VIP Items are only sold through the cash shop for 250 points/$2.50.

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
Micro‑transaction model
We have been directly providing Ragnarok Online in Taiwan, Hong Kong and Macau since June 15, 2016. We have applied a micro-transaction model for users in Taiwan, Hong Kong and Macau which enables them to buy game items in the price range between NT$ 1 and NT$ 449. For purchases in currencies other than the NT dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. The following table sets forth our basic pricing for points of Ragnarok Online in Taiwan, Hong Kong and Macau as of December 31, 2022.

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
Mobile games
For our mobile games, we have applied a micro-transaction model by providing virtual item shops in the games where players can purchase a wide array of items to customize, personalize and enhance their characters and game playing experiences. In addition, a Gatcha system (or a random box model to buy virtual in-game items) has been introduced in all the regions and markets where all Ragnarok IP-based games are serviced.
Taiwan, Hong Kong and Macau
For Ragnarok M: Eternal Love in Taiwan, Hong Kong and Macau, we have applied a micro-transaction model, including a Gatcha system, for users in these markets, which enables them to buy game items in the price range between NT$ 30 and NT$ 10,000 as of December 31, 2022.
For Ragnarok X: Next Generation in Taiwan, Hong Kong and Macau, we have applied a micro-transaction model, including a Gatcha system, for users in these markets, which enables them to buy game items in the price range between NT$ 33 and NT$ 3,290 as of December 31, 2022.
For Ragnarok Origin in Taiwan, Hong Kong and Macau, we have applied a micro‑transaction model, including a Gatcha system, for users in these markets, which enables them to buy game items in the price range between NT$ 30 and NT$ 3,290 as of December 31, 2022.
For purchases in currencies other than the NT dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as MyCard.
Korea
For Ragnarok M: Eternal Love in Korea, we have applied a micro‑transaction model, including a Gatcha system, in Korea since March 2018. Game users buy virtual game items in the price range between Won 1,200 and Won 119,000 as of December 31, 2022. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems.
For Ragnarok Origin in Korea, we have applied a micro‑transaction model, including a Gatcha system, in Korea since July 2020. Game users buy virtual game items in the price range between Won 1,200 and Won 119,000 as of December 31, 2022. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems.
For Ragnarok X: Next Generation in Korea, we have applied a micro-transaction model, including a Gatcha system, in Korea since January 2023, which enables them to buy game items in the price range between KRW 1,500 and KRW 149,000 as of April 27, 2023. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems.
Southeast Asia, North and South America, Oceania and Europe
We have applied a micro-transaction model including a Gatcha system for Ragnarok M: Eternal Love in Southeast Asia since October 2018, in North and South America and Oceania since January 2019 and Europe since October 2019. Game users in Southeast Asia, North and South America, Oceania and Europe buy virtual game items in the price range between US$ 0.99 and US$ 99.99 as of December 31, 2022.
For Ragnarok X: Next Generation in Southeast Asia, we have applied a micro-transaction model, including a Gatcha system, for users in these markets, which enables them to buy game items in the price range between US$ 0.99 and US$ 99.99 as of December 31, 2022.

For Ragnarok Origin in the United States and Canada, we have applied a micro‑transaction model, including a Gatcha system in the United States and Canada since November 2021. Game users buy virtual game items in the price range between US$ 0.99 and US$ 99.99 as of December 31, 2022.
For Ragnarok Origin, we have applied a micro-transaction model, including a Gatcha system in Southeast Asia since April 2023. Game users buy virtual game items in the price range between US$ 0.21 and US$ 104.16 as of April 27, 2023.
For purchases in currencies other than the U.S. dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. Users pay through credit cards, wire and/or bank transfers, mobile payment, or online payment systems such as PayPal and Huawei.
Japan
For Ragnarok M: Eternal Love in Japan, we have applied a micro‑transaction model including a Gatcha system in Japan since June 2019. Game users buy virtual game items in the price range between JPY 120 and JPY 10,000 as of December 31, 2022. Users pay through credit cards, wire and/or bank transfers, mobile payment or online payment systems.
For Ragnarok Origin in Japan, we have applied a micro‑transaction model, including a Gatcha system, in Japan since June 2021. Game users buy virtual game items in the price range between JPY 160 and JPY 10,000 as of December 31, 2022. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems.
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
To prepare for the commercial launch of a new online and mobile game, we conduct closed beta testing for the game to fix technical problems, in which we allow registered users to play the game free of charge. During these testing periods, users provide us with feedback and our technical team seeks to address any technical problems and programming flaws that may compromise a stable and consistent game playing environment. We conduct several rounds of closed beta testing, which usually takes a few weeks for each round but may take significantly more time if material problems are detected. Open beta testing of online games usually takes one to three months before commercial launch. We generally commence our other marketing activities for online games during the open beta testing stage. For overseas markets, we also localize the language and content of our games to tailor the game to local cultural preferences.
Game development
Our game development department is divided into two categories of development teams: one is dedicated to online games and the other is dedicated to mobile games. As of December 31, 2022, we employed a total of 218 game developers. We have developed online games, such as Ragnarok Online, Ragnarok Online II, Requiem Online and some social network games and mobile games, such as Ragnarok Online: Uprising Valkyrie and Ragnarok: The Lost Memories in-house. Furthermore, we have developed cross-platform games, such as Ragnarok V: Returns, Ragnarok Begins and Ragnarok: The Lost Memories, which will be made available on both online and mobile platforms. In order to remain competitive, we are focusing our in‑house game development efforts on enhancing the game experience and on developing new games incorporating the latest technologies (including software improving the communication and interaction between players).
We also outsource development activities for our new games to third parties. For example, in December 2021, we entered into a game development agreement with Funigloo Co., Ltd., a developer in South Korea, to outsource the development of Ragnarok Labyrinth NFT to Funigloo Co., Ltd. using the contents of Ragnarok Online. We own all intellectual property rights relating to Ragnarok Labyrinth NFT, which was commercially launched in Southeast Asia in April 2022 and globally in September 2022.

In recent years, we have started developing games with P2E and NFT elements. For example, in June 2022, we entered into a game development agreement with Maxion Tech Co., Ltd., a developer in Thailand, to develop a P2E game based on Ragnarok Online. On April 2022, we entered into a partnership agreement with Bacasable Global Limited, a partner company of The Sandbox, to allow Bacasable Global Limited to permit The Sandbox to utilize the Ragnarok IP for developing contents on the Sandbox Metaverse, a gaming platform built on the blockchain technology.
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
Our game business team takes the lead in conducting preliminary screenings to select games for potential distribution and the commercial negotiations process. The games initially screened by our game business team are additionally evaluated or tested by other teams, such as the marketing team and quality management team, for a second opinion. Once a license agreement is finalized, we generally create a specific team for the selected game within the business department to work with and guide the licensor through the beta testing and/or marketing process for a successful launch of the game.

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
In September 2019, we granted Pin You Technology, a game developer in Taiwan, the right to use the contents of Ragnarok Online to develop one mobile game, which led to the development of Ragnarok Monster's Arena. Ragnarok Monster's Arena was commercially launched in Taiwan, Hong Kong and Macau in May 2022, in Thailand and Korea in September 2022, and in Southeast Asia, South Asia, the Middle East, and Oceania in December 2022.
We entered into an agreement with each of Shanghai Taren Network Technology Co.,Ltd. ("Taren"), and Guangdong Xinghui Teamtop Interactive Entertainment Co.,Ltd. ("Teamtop Interactive"), both game developers and publishers in China, in July 2021 and January 2023, respectively. We allowed Taren and Teamtop Interactive to use the contents of Ragnarok Online to develop three mobile games and one mobile game, respectively, and distribute such games in China.
Moreover, we license existing intellectual property from third parties for developing new games. In September 2008, we entered into a license agreement with ICONIX to develop Pororo Games, an IPTV game, based on a popular Korean television animation series “Pororo: The Little Penguin.” Pororo Games has been commercially offered since September 2009. In November 2015, we entered into another licensing agreement with ICONIX, which allowed Gravity to develop and publish games for various platforms based on Pororo: The Little Penguin. In January 2018, we entered into a licensing agreement with CJ ENM Corporation (“CJ ENM”) to develop and publish an IPTV Game based on CJ ENM’s animation series “The Haunted House.” In January 2018, we entered into a game development agreement with Doyeon Games to outsource the development of “The Haunted House” IPTV game. The game was launched in May 2019 in Korea. In May 2020, we entered into an agreement with National Basketball Association (“NBA”) and National Basketball Players Association (“NBPA”) to obtain the right to develop and publish a NBA licensed game. NBA Rise To Stardom, a Sports mobile game, was launched in Japan in November, 2021. In April 2022, we entered into a licensing agreement with YoungToys, to develop and publish Kongsuni Game and Tobot V Game, Internet protocol television (IPTV), cable television and mobile games, based on YoungToys' TV animation series "Kongsuni" and "Tobot V."
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
We conduct a variety of marketing programs and online and offline events to target potential subscribers. Our main marketing efforts include advertising on Web site portals and game magazines, conducting online promotional events, participating in trade shows, and entering into promotional alliances with Internet service providers. We spent Won 29,898 million (US$ 23,725 thousand) on advertising and promotions in 2022, compared with Won 35,948 million in 2021.
We frequently organize in‑game events, such as card exchange events for our users. We also host “fortress raid” events, which we believe encourage the development of virtual communities among our users and increase user interest in our games. We also host from time to time in‑game tournaments in which users can compete against each other either as a team or individually. In addition, we use in‑game events to introduce users to new features of our games. We organized 515 and 495 in‑game events for Ragnarok Online users in 2022 and 2021, respectively.
Similar to 2021, most of our marketing activities were conducted online, but some of our large-scale events were held offline. Particularly, we held various online and offline events celebrating the twentieth anniversary of Ragnarok Online. For example, on July 31, 2022, we invited 500 users of Ragnarok Online to SJ Kunsthalle, Seoul, Korea, where the guests enjoyed and took part in a variety of activities and showed appreciation for the game. Same as the previous year, we participated in Global Game Exhibition G-Star 2022 (“G-Star 2022”) at BEXCO in Busan, Korea, which was attended by approximately 180,000 offline visitors and 970,000 online viewers. At G-Star 2022, we set up our own booth where we offered hands-on demonstration of Gravity's newly introduced games and various events for visitors.
In most of our overseas markets, marketing activities are principally conducted by our licensees and typically consist of advertising on Web site game portals and online game magazines and through television commercials, as well as hosting online and offline promotional events. The licensees are responsible for the costs associated with such advertising and promotional activities. For example:

•In November 2022, Gravity held a Ragnarok Origin event in San Francisco, the United States where more than 50 teams participated in a costume play event.

•In February 2023, Gravity Communications Co., Ltd., our subsidiary in Taiwan, participated in the Taipei Game Show, which was attended by 300,000 visitors, At our booth, we introduced twelve new titles including Ragnarok Origin and Golf Monsters, and other titles that will be published.

•In May 2022, Gravity Game Tech Co. Ltd., our subsidiary in Thailand, held an offline event celebrating the second anniversary of Ragnarok Online with 200 users at Asiatique the Riverfront in Bangkok.

•In October 2022, Nuverse (Hong Kong) Limited, who is responsible for marketing Ragnarok X: Next Generation in Taiwan, Hong Kong, Macau and Southeast Asia, held a promotional offline event to celebrate the second year anniversary of Ragnarok X: Next Generation. The event was also exposed to various media including TV and street LED commercials. The number of floating population of the event area was approximately 20,000 to 30,000, and more than 1,200 people actually participated in the event.

•In March 2023, Gravity Interactive, Inc., our subsidiary in North America participated in PAX East 2023, a game show held in Boston, Massachusetts, the United States. Approximately 52,290 participants attended the show. At our booth, we introduced eight titles including Ragnarok Begins and ALTF42.

Our licensees are selected in part on the basis of their marketing capabilities, including the size and scope of their distribution networks. Also, in more strategic markets where we anticipate considerable growth such as Taiwan,

Thailand, Vietnam or the United States, we believe that it is important to enhance our own direct publishing network for game services.
GAME SUPPORT AND CUSTOMER SERVICE
We are committed to providing superior customer service to our users directly and through our licensees. As of December 31, 2022, 54 employees were game masters or persons who are in charge of testing, updating and providing server maintenance for our games, as well as dealing with customer complaints, 25 employees were members of our domestic customer service team and 29 employees were members of our overseas customer support team.
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
We maintain our server hardware in a single climate‑controlled facility at KT Mokdong Internet Computing Center at 233‑5 Mokdong‑ro, Yangcheon‑gu, Seoul, Korea and our other system hardware in our offices in Seoul. As of December 31, 2022, our server network for our online game operations in Korea consisted of a total of 161 servers, including 54 physical servers and 107 physical servers through the server virtualization technology we have adopted since July 2011, which allows one physical server to be divided into multiple virtual servers, each of which functions individually as a complete and independent server.
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
Dungeon & Fighter Online of Nexon, League of Legends of Riot Games, Inc., Lost Ark of Smilegate, PlayerUnknown’s Battlegrounds of PUBG Corporation, Minecraft of Mojang Studios and Fortnite Battle Royale of Epic Games, Inc. are some of the most popular online games both in Korea and globally.
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
We compete with companies that specialize in developing and/or distributing mobile games including leading Korea-based publishers such as NCSoft Corporation, Nexon Co., Ltd., Netmarble Corp. and Kakao Games Corp. as well as foreign publishers such as Tencent Holdings Ltd., NetEase Inc., Mihiyo Games, and Playrix Holding Ltd.
Honor of Kings, PlayerUnknown’s Battlegrounds, Genshin Impact, Lineage W, and Roblox, are some of the most popular mobile games both in Korea and globally.
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
We are the registered owner of 24 registered software copyrights to 17 games: Ragnarok Online, Ragnarok Online II, R.O.S.E. Online, Requiem Online, Ragnarok Violet, Ragnarok Angel Poring, Ragnarok Online—Uprising: Valkyrie, Arcturus, Pucca Racing, W Baseball, Dragonica, Dragon Saga, Ragnarok Online Zero, Ragnarok Spear of Odin and Triple Chain, Ragnarok Origin, Ragnarok M: Eternal Love, each of which has been registered with the Korea Copyright Commission. As of December 31, 2022, we owned 189 registered domain names, including our official Web site and domain names registered in connection with each of the games we offer. We had 1029 registered discrete trademarks at patent and trademark offices in 66 countries as of December 31, 2022. We registered with the Korea Intellectual Property Office, registered copyrights covering 13 game characters and six online game business model patents, in each case as of December 31, 2022.
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
The PIPA was amended on March 14, 2023, although the effective date has not yet been determined. The amended PIPA brings about several changes, including:
(i) Strengthening the rights of data subjects by introducing the right of data subjects to request transmission of their own personal information to themselves or to a third party, thereby enhancing their control over their personal information;
(ii) Unifying the current bifurcated rules for “personal information processors” and “information and communications service providers” by deleting the Special Provisions that overlap with the general provisions applicable to personal information processors, while moving the Special Provisions that apply only to information and communications service providers to the general provision section. In addition, the Special Provisions, which impose an obligation on the information and communications service providers to take necessary measures (e.g., the destruction of personal information) to protect the personal information of users who have not used the information and communication network services for a year, will be abolished due to significant negative feedback from the industry about inconveniences caused to the users and the information and communications service providers;
(iii) Substituting criminal sanctions for certain violations of the PIPA (e.g., failure to obtain consent for collection and use of personal information, failure to destroy personal information, data breaches due to failure to take data protection measures) with economic sanctions in the form of administrative penalties and fines, but with an upward adjustment in the base amount from the amount of the personal information processors’ “revenue specifically related to the violation” to the “total revenue” of the personal information processors;
(iv) Increasing the maximum punitive damages amount from three times to five times the actual damages incurred by the data subject due to cases of loss, theft, leakage, forgery, alteration, or damage of personal information due to willful misconduct or gross negligence of the personal information processors; and
(v) Requiring not only public institutions but also personal information processors to submit to dispute mediation and granting the PIDMC the right to conduct fact-finding investigations, thereby prohibiting personal information processors from refusing the PIDMC access to its premises or materials.
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
While the current Information Protection Act also includes provisions on matters regarding personal information protection, all such provisions are deleted from the amended version of the Information Protection Act as of February 4, 2020 (which came into effect on August 5, 2020) and integrated into the amended PIPA as of February 4, 2020 (which came into effect on August 5, 2020). The amended PIPA as of February 4, 2020 had differentiated regulations for general personal information processors and information and communication network providers by including Special Provisions which provide exemptions for the information and communication network providers. However, the amended PIPA as of March 14, 2023 has unified the current bifurcated rules by deleting the Special Provisions that overlap with the general provisions applicable to personal information processors, while moving the Special Provisions that apply only to information and communications service providers to the general provision section.
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
The Act on Promotion of the Game Industry, or Game Act
Under the Game Act, which became effective on April 20, 2007, online games are classified into four categories: “suitable for users of all ages,” “suitable for users 12 years of age or older,” “suitable for users 15 years of age or older” and “suitable for users 18 years of age or older.” The 15 years of age or older category was added between the 12 years of age and 18 years of age categories to increase ratings flexibility. Ragnarok Online has been classified as “suitable for users 12 years of age or older.” The Game Act includes the definition of the term “speculative game.” A speculative game refers to a game that permits betting and offers monetary loss or profit that is determined by chance. Elements that may cause a game to be considered a speculative game include the existence of game money used as a means for betting or purchasing game items (items used within the game for progression in the game) that become the subject of exchange with real money. The Korean Supreme Court Decision No. 2009Do12117 rendered on February 25, 2010 provided that a ‘speculative game’ under the Game Act, should be carried out in accordance with the contents and method prescribed under Article 2, (1-2) of the Game Act, and further, that the term refers to a gaming device or tool which directly provides money, prize or other financial profit or incurs loss on the game user via a payment tool installed on the gaming device or tool depending on the results of the game. Although the Game Act’s definition of speculative games and the Korean Supreme Court decision are intended to provide clarity for the determination of whether a game is deemed speculative or not, because our games involve transactions with game items, we have had to take measures to ensure that we are in compliance with the new rules. Such measures include distributing a game after a rating review is conducted by the Game Rating and Administration Committee, or a self-rating review is conducted in respect of such game in accordance with the Article 21-2 of the Game Act.
As described above, the Game Act requires a prior rating to be allocated to any game before its distribution in Korea in order to protect young users from violent and otherwise harmful content and to control the distribution of speculative games. Previously, such rating was allocated solely by government agencies in Korea. However, concerns were raised over potential violation of freedom of speech resulting from the requirement that all games must be rated by government agencies. As a result, the Game Act was amended in July 2011 and again in May 2013 to allow a private agency to conduct a rating review on games and permit a self-rating in cases where a game distributor cannot receive a prior rating from the Game Rating and Administration Committee due to special circumstances in its production and distribution channels. In January 2017, the Game Act was amended to allow governmental authorities to designate a “Self Rating Review Company” which would be entitled to conduct a self rating review on all of its games with the exception of adult-only games and arcade games. The governmental authorities have designated Google LLC, Apple Korea Limited, Sony Interactive Entertainment Korea Inc., Samsung Electronics Co., Ltd, Nintendo of Korea Co., Ltd., etc., as Self Rating Review Companies.
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
A Web site for trading items is a Web site which offers the services of a brokerage or agency for the trading of tangible or intangible things gained from online games as prescribed in the Game Act. The Supreme Court of Korea held in a case regarding Item Bay, one of the leading Web sites in Korea for trading online game items, that “Trading items on Item Bay falls under speculative activity as it is hard for game users to resist the temptation of cash trades through which they may easily gain items, which will cause users to be attracted to the cash convertibility of items rather than the game itself.” While we offer virtual in‑game items for sale to our users on the game Web sites that we operate in Korea, we do not broker the trade of such game items or any other tangible or intangible acquisitions obtained by using online games among our users, and currently do not fall under the category of “Web site for trading items.”
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

The Telecommunications Business Act
Under the Telecommunications Business Act, a person who intends to run a value‑added telecommunications business must report to the Ministry of Science, ICT ("MSIT"), which has the authority to accept and monitor such reports. We are classified as a value‑added telecommunications service provider such that we are required to prepare and submit statistical reports regarding, among others, the current status of facilities, subscription records and current status of users to the MSIT upon its request. The MSIT is responsible for compiling information and formulating telecommunications policies under this Telecommunications Business Act. In addition, we are required to report any transfer, takeover, suspension or closing of our business activities to the MSIT, which may issue a correction order if we fail to comply with its rules and regulations. Also, the MSIT may cancel our registration or order us to suspend our business for a period of up to one year if we fail to comply with correction order without a justifiable cause.
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
Regulations on Copyrights
Under the Copyright Act, as amended on June 15, 2022, online and mobile games may be protected both as “computer programs” and “audiovisual works.” The period of copyright protection extends to fifty years after the death of the copyright holder. For a copyright holder other than a natural person, the period of copyright protection is fifty years after the publication of the work.
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
Regulations on Consumer Protection
A transaction between a business operator and a consumer is governed by the Consumer Protection Act (the “CPA”), as amended on June 17, 2015. Any transaction between a business operator and a consumer, if conducted through the Internet such that the customer does not have the opportunity to examine the goods or the services prior to the transaction, will be considered a “distant sale.” A consumer of a distant sale may cancel the transaction without cause within seven days of receiving the goods or services and shall not be subject to any cancellation fee. If a business operator fails to inform the customer of his/her right to cancel the transaction within seven days, such seven-day period shall be calculated from when the business operator later informs the customer of his/her right. A customer may not cancel the transaction after four months since receiving the goods or services. Any agreement that waives such rights of a customer is void.
An online game service agreement between a game operator and a consumer, if reached through standard contract terms drafted by the game operator and without negotiations between the parties, such as the standard terms and conditions between us and our Taiwan users, is subject to the Regulations of Mandatory Provisions to be Included in and Provisions Prohibited from Standard Form Contract for Internet Games Services effective since January 1, 2023. For example, any term in a standard contract for online games that waives a game operator’s responsibility under the CPA, precludes consumers’ right to terminate the agreement at will, or allows a game operator to amend the agreement unilaterally, will be deemed void. The mandatory provisions for a standard contract for an online game include, among others, that (1) a consumer may terminate the agreement without cause within seven days of executing the agreement, (2) a consumer may request for full refund of any paid but unused points/value, (3) a business operator should publish an announcement on the home page of game Web site, the game log-in page or the purchase page thirty days prior to any service fee rate adjustment scheduled to come into effect, (4) for paid-for loot boxes, a business operator should disclose, among others, the odds of winning the loot box rewards in percentage, and a statement that the loot box is a chance to win a product and a consumer's purchase or participation in the activity does not entitle the consumer to receive specific rewards, and (5) if a business operator closes its business, it should, no less than thirty days prior to closure, publish an announcement on the home page of the game Web site, the game log-in page or the purchase page, and notify the consumers at the consumers' registered contact information if previously provided. These mandatory provisions form part of the online game agreement and are effective even if they are not specified in the executed standard contract.

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
Personal Data Protection Act B.B. 2562 (2019)

The Personal Data Protection Act B.E. 2562 (2019) (the “PDPA”) was announced in the Royal Gazette on May 27, 2019. and became fully effective on June 1, 2022. The PDPA, which is mainly based on the General Data Protection Regulation of the European Union (the “GDPR”), has created obligations on the private sector and government (both personal data controllers and personal data processors), especially on burden of proof. Any information which, by itself or in conjunction with other pieces of personal data, can be used to identify any natural person is considered “Personal Data” under the PDPA, e.g., name of data subject, phone numbers, identity card number, passport number, medical record, medical treatment, health examination, characteristics, fingerprints, criminal record, financial conditions and social activities.
The private sector and government must prove that they meet the requirements under the PDPA for all types of treatment of Personal Data, e.g., how to receive consent from data subjects before processing, collecting or disclosing Personal Data. Further, data subjects also have the right to request access to their personal data and demand for such data to be erased. They also have the right to object to the collection, usage or disclosure of their Personal Data.
If a data controller or a data processor is outside of Thailand, the PDPA shall apply to the collection, use, or disclosure of personal data of data subjects who are in Thailand, where the activities of such data controller or data processor involve: i) the offering of goods or services to data subjects who are in Thailand, irrespective of whether the payment is made by the data subject; or ii) the monitoring of the behavior of data subject in Thailand.
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
Anti-Online Sexual Abuse or Exploitation of Children (OSAEC) and Anti-Child Sexual Abuse or Exploitation Materials (CSAEM) Act
This Act further provides special protections to children from all forms of sexual violence, abuse and exploitation especially those committed with the use of information and communications technology (ICT). Under this Act, an internet intermediary is defined to include, among others, participative networking platform providers, which, in turn, is defined to include entities that provide a platform or a site for online gaming. The Act imposes on internet intermediaries the duties to (1) adopt in their terms of service or service agreements with third-party users or creators of contents, products and services the prohibition of any form or any conduct of streaming or live-streaming of OSAEC and CSAEM in the use of their website, platform, server or facility; (2) preserve within the periods specified in the Act all subscriber's or registration information and traffic data in its control and possession; (3) immediately block access to, remove or take down the internet address, uniform resource locator (URL), websites or any content thereof containing CSAEM or involving streaming or live-streaming of OSAEC, within twenty-four (24) hours from receipt of notice from a competent authority or notice containing sufficient information to identify the content and its source; (4) report to the Department of Justice (DOJ), within three (3) days, the internet address or websites blocked, removed or taken down, or any form of unusual data activity using its server or facility; (5) provide pursuant to a valid subpoena, the subscriber's or registration information and/or traffic data of any person involved in the unlawful actions described in the Act; (6) develop, establish and install mechanisms or measures designed to prevent, detect, respond or report violations of this Act within their websites, platforms, applications, servers or facilities; (7) coordinate with the Department of Justice-Office of Cybercrime (DOJ-OOC) to define the standard upon which an internet intermediary is measured; and (8) have a policy on notifying their community to ensure that their policy has a provision on delaying or dispensing with notification to an account holder, subscriber or customer of the internet intermediary who is stated to be a suspected offender of an act of OSAEC.
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
Payment Service Act
Under the Payment Services Act of Japan, in-game items that are purchasable with real money and function in-game as consideration for any in-game goods or services, which can be used for a period of greater than six months, are regulated as “prepaid payment instruments.” Business operators are required to inform users of their trade name, available amount of in-game currency or amount of goods or services for use, any limitation on the period of use of such in-game items, contact information for claims or consultation, restrictions to area of use of such in-game items, reminders necessary for use, unused balance or method to confirm the unused balance of such in-game items, and the existence of terms and conditions (if any). Business operators are also required to deposit with legal affairs bureaus no less than half of the unused balance of such in-game items sold by the game operator, or otherwise take measures to secure funds as specified therein, in case such unused balance exceeds 10 million yen as of March 31 and September 30 in a given year.
Specified Commercial Transactions Act
Under the Specified Commercial Transactions Act of Japan, business operators are required to display a confirmation screen before an individual can complete a transaction in an online game. The confirmation screen must be displayed whenever an individual purchases an in-game item with either real or in-game currency. The confirmation screen must note, among others, the amount of in-game goods to be sold, the consideration for the preceding, the timing and method of payment, when the goods will be delivered, limitation on the period (if any) during which an individual may purchase in-game goods to be sold, and any terms relating to withdrawal or cancellation of the purchase offer.
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
Business Impact and Liability Arising from New and Evolving Data Privacy and Cybersecurity Laws and Regulations
Data privacy and cybersecurity-related laws and regulations in the United States are evolving and are subject to potentially differing interpretations, and various U.S. federal and state legislative and regulatory bodies may expand or enact new data privacy and cybersecurity-related laws and regulations. For example, the state of California enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which came into effect on January 1, 2020, and which introduces and enhances consumer rights for California residents and disclosure obligations relating to how personal information (which is defined broadly under the CCPA) is processed. In certain circumstances, the CCPA provides a California resident the right to direct a business not to sell his or her personal information or to delete his or personal information, as well as the right to access his or her personal information or to request certain details about how a business processes his or her personal information. The CCPA also provides children’s personal information heightened protection by prohibiting businesses from selling the personal information of a California resident whom the business has actual knowledge is less than 16 years of age unless the business receives affirmative authorization from the resident between the age of 13 and 16, or from his or her parent or guardian, if the individual is less than 13 years of age. California recently significantly amended the CCPA, under the California Privacy Rights Act of 2020 (the “CPRA”), which became effective on January 1, 2023, and will become enforceable on July 1, 2023. Of note, the CPRA expands the CCPA’s right to opt out and the obligation for businesses to obtain affirmative authorization for certain use of personal information of children less than 16 years of age to include not only the selling of personal information but also the sharing of personal information for cross-context behavioral advertising purposes. Outside of California, the Commonwealth of Virginia enacted the Virginia Consumer Data Protection Act (the “VCDPA”), which became effective on January 1, 2023. Similar to the CPRA, the VCDPA grants Virginia residents a broader right to opt out of the processing of personal information for purposes of targeted advertising, the sale of personal data, and certain profiling concerning the consumer, and also prohibits businesses from processing sensitive data (which is defined to include precise geolocation data and personal data collected from a known child younger than 13 years of age) without obtaining the consumer’s consent. Colorado has also enacted the Colorado Privacy Act that similarly provides rights and imposes obligations on business regarding personal information that becomes effective on July 1, 2023. In addition, Connecticut, Utah and Iowa have enacted comprehensive data privacy laws, while other state legislature and the U.S. Congress continue to consider comprehensive data privacy and cybersecurity laws, adding complexity to the regulatory and compliance environment in the United States. Major industries we rely on (like the online advertising industry) are undergoing significant change to address these legal and regulatory developments, new platform rules, evolving consumer expectations, and in anticipation of further regulation. In this rapidly changing legal environment, our business may experience disruption in its ability to process certain consumer data, earn revenue from advertising inventory and obtain new users and subscribers of our games, and our operations may be further impacted if other states in the U.S. adopt similar laws or if comprehensive federal data privacy or cybersecurity laws are enacted.
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
The ESRB has rated our games as follows: Requiem Online is rated “Mature,” Ragnarok Online is rated “Teen” and Dragon Saga is rated “Everyone 10+.”
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
Web sites or online services subject to COPPA must therefore obtain verifiable parental consent before engaging in online advertising that involves tracking of children under the age of 13. The Web site operator must also post and obtain parental consent to a clear online privacy policy that provides notice of what information is collected from children, how the information is used, and a list of third parties with which the operator may share or sell the child’s information. The privacy policy must inform parents of their right to choose whether the child’s information can be shared with third parties, provide parents access to the child’s information, and offer parents the opportunity to delete any collected information. If the company permits third party advertising networks to use persistent identifiers to serve advertisements, the company must ensure that parental consent covers such collection, sharing, and use. Moreover, the operator must establish and maintain reasonable procedures to protect the confidentiality, security and integrity of any personal information collected from children under 13 years of age. COPPA also prohibits conditioning a child’s participation in a game on the child disclosing more personal information than is reasonably necessary to participate in such activity. COPPA authorizes the FTC and the State Attorneys General to bring actions against Web site operators to enforce the statute, and provides for penalties of up to US$ 46,517 per violation. A recent 2023 enforcement action resulted in civil penalties of US$ 275,000,000, the largest civil monetary penalty ever imposed under COPPA. Recent legislative efforts to amend COPPA and the initiation of the FTC’s regulatory review process to update the agency’s COPPA Rule implementing the statute may further impact our operations to the extent they involve the collection of information from children.
Liability Arising from User Speech and Conduct
Section 230 of the Communications Decency Act of 1996, or the “CDA,” provides limited protection to interactive computer services, such as an online game service, from liability for publishing information posted or provided by others, such as the users of an online game service. The protections of the CDA, however, do not immunize interactive computer services from criminal liability under United States Federal law (e.g., obscenity or child pornography), for infringement of intellectual property law, or any state laws that are not inconsistent with the CDA. Additionally, Section 230 of the CDA is considered somewhat controversial, leading to several State law proposals seeking to limit the protections offered by the CDA by introducing legislation to carve out protection in cases of violations of state criminal law or child prostitution. Congress or the courts could continue to narrow or change the application of Section 230 of the

CDA, in which case online game service operators, such as the Company, could face increased potential liability for certain speech or conduct by the users on their online game service. Recent events in the United States have increased focus on potential reform for Section 230 of the CDA and the scope of the law is under consideration by the U.S. Supreme Court.
ITEM 4.C. ORGANIZATIONAL STRUCTURE
The following is our organizational structure:

ITEM 4.D. PROPERTY, PLANTS AND EQUIPMENT
As of December 31, 2022, our property and equipment mainly consisted of (i) network servers, (ii) PCs and (iii) right–of-use assets. As of December 31, 2022, the net book value of our property and equipment was Won 8,140 million (US$ 6,459 thousand).
Korea
Our principal executive and administrative offices are located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea. We currently occupy 99,537 square feet of office space, which we lease from National IT Industry Promotion Agency, pursuant to an amendment agreement we entered into on November 3, 2022, amending our lease agreement dated December 31, 2019. The lease expires on December 31, 2024. The annual lease payment amounts to Won 844 million (US$ 670 thousand). The offices of Gravity NeoCyon, our 99.53% owned subsidiary, are located at 12F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea. Gravity NeoCyon currently occupies 26,244 square feet of office space, subleased from us. The annual lease payment amounts to Won 322 million (US$ 256 thousand). We believe that the existing facilities of Gravity and Gravity NeoCyon are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.
The United States
The office of Gravity Interactive, our wholly‑owned subsidiary in the United States, is located at 7001 Village Drive, Suite 150, Buena Park, California 90621. Gravity Interactive currently occupies 6,111 square feet of office space, leased from a third party. The annual lease payment amounts to Won 231 million (US$ 183 thousand). We believe that the existing facilities of Gravity Interactive are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
Taiwan
The office of Gravity Communications, our wholly‑owned subsidiary in Taiwan, is located at 14th Floor, No. 335 Ruiguang Road, Neihu District, Taipei City. Gravity Communications occupies 11,704 square feet of office space leased from a third party. The annual lease payment amounts to Won 296 million (US$ 235 thousand). We believe that the existing facilities of Gravity Communications are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.
Japan
The office of Gravity Game Arise Co., Ltd. (“Gravity Game Arise”), our wholly‑owned subsidiary in Japan, is located at 2F, 3-14-4, Hacchobori, Chuo-ku, Tokyo. Gravity Game Arise currently occupies 4,693 square feet of office space, leased from a third party. The annual lease payment amounts to Won 93 million (US$ 73 thousand). We believe that the existing facilities of Gravity Game Arise are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
Indonesia
The office of Gravity Game Link, our 70%‑owned subsidiary in Indonesia, is located at Jl. Arteri Pos Pengumben No. 8 RT. 05 / RW. 08, Sukabumi Selatan, Kebon Jeruk, RT.5/RW.8, Sukabumi Sel., Kec. Kb. Jeruk, Kota Jakarta Barat, Daerah Khusus Ibukota Jakarta. Gravity Game Link currently occupies 2,014 square feet of office space, leased from a third party. The annual lease payment amounts to Won 63 million (US$ 50 thousand). We believe that the existing facilities of Gravity Game Link are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
Thailand
The office of Gravity Game Tech, our wholly‑owned subsidiary in Thailand, is located at 139 Sethiwan Tower 19 Floor, Pan Rd, Silom, Bang Rak, Bangkok. Gravity Game Tech currently occupies 8,680 square feet of office space, leased from a third party. The annual lease payment amounts to Won 220 million (US$ 174 thousand). We believe that the existing facilities of Gravity Game Tech are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
Singapore
The office of Gravity Game Hub, our wholly‑owned subsidiary in Singapore, is located at #10-1~2, 100 Cecil Street, The Globe, Singapore. Gravity Game Hub currently occupies 2,670 square feet of office space, leased from a third party. The annual lease payment amounts to Won 175 million (US$ 139 thousand). We believe that the existing facilities of Gravity Game Hub are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
Hong Kong
The office of Gravity Game Vision, our wholly-owned subsidiary in Hong Kong, is located at Rm1501-08, Millennium City 5, 418 Kwun Tong Road, KwunTong, Kowloon, KLN, Hong Kong. Gravity Game Vision currently occupies 215 square feet of office space, lease from a third party. The annual lease payment amounts to Won 31 million (US$ 25 thousand). We believe that the existing facilities of Gravity Game Vision are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
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
ITEM 5.A. OPERATING RESULTS
OVERVIEW
We are a leading developer and distributor of online games and mobile games in Thailand, Taiwan, and Korea based on the number of peak concurrent users. Our headquarters is in Korea, and we are incorporated under the laws of Korea. Our revenues have been and continue to be driven primarily by our first game, Ragnarok Online, and other games developed based on the content of Ragnarok Online, particularly the mobile games Ragnarok Origin, Ragnarok M: Eternal Love and Ragnarok X: Next Generation which represented 35.5%, 20.1% and 16.7% in our total revenues in 2022, respectively. Our future growth and profitability will be determined by our ability to enhance the features on our existing games and introduce new games with characters, features and functions that gain market acceptance and following.
In 2022, our revenues increased by 12.0% to Won 463,618 million (US$ 367,898 thousand) from Won 413,938 million in 2021. We recorded a net profit attributable to owners of the parent company of Won 83,162 million (US$ 65,992 thousand) in 2022 as compared to a net profit attributable to owners of the parent company of Won 65,947 million in 2021. Our gross profit margin decreased to 42.3% in 2022 from 45.8% in 2021. Our operating profit margin was 22.6% in 2022 with an operating profit of Won 104,708 million (US$ 83,090 thousand) in 2022 as compared to an operating profit margin of 23.4% in 2021.

The increase in revenues in 2022 was primarily due to increased mobile games revenues from Ragnarok Origin which was launched in Taiwan, Hong Kong, and Macau on September 15, 2022.

Our cost of revenues for 2022 increased as compared to 2021 mainly due to increased commissions paid for Ragnarok Origin in Taiwan, Hong Kong and Macau. Our operating expenses for 2022 increased as compared to 2021 mostly due to increased salaries and commission paid. Our revenue trend will continue to be materially affected in the future by the popularity of online and mobile games introduced by our competitors.
Our corporate income tax rate in Korea in 2022 was 22%.

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
Online games
Revenue from micro-transaction
At the end of the reporting period, we defer the total amount of remaining virtual currency.
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
The following table sets forth a breakdown of revenues by type of revenue and the percentage of total revenue for the periods indicated:

	Year Ended December 31
Revenue Type	2022		2022(1)		2021		2020
	(In millions of Korean Won and thousands of US$, except percentages)
Online games
Micro-transaction revenue	₩ 80,147	17.3%	US$	63,600	₩ 64,382	15.6%	₩ 76,110	18.7%
Royalties and license fees	9,109	2.0	7,228		10,988	2.6	13,435	3.3
Subtotal	89,256	19.3	70,828		75,370	18.2	89,545	22.0

Mobile games
Micro-transaction revenue	261,622	56.4	207,607		164,646	39.8	251,960	62.1
Royalties and license fees	97,150	21.0	77,092		155,518	37.6	46,364	11.4
Subtotal	358,772	77.4	284,699		320,164	77.4	298,324	73.5

Other revenue	15,590	3.3	12,371		18,404	4.4	18,084	4.5
Total	₩ 463,618	100%	US$	367,898	₩ 413,938	100.0%	₩ 405,953	100%
__________________
Notes:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,260.18 to US$ 1.00, the noon buying rate in effect on December 30, 2022 as certified by the Federal Reserve Bank of New York for customs purposes.
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
Payments to Mr. Myoung‑Jin Lee amounted to Won 1,743 million (US$ 1,383 thousand) for 2022 and Won 1,752 million for 2021. This agreement expires in January 2033.

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
Foreign currency effects
In 2022, 89.9% of our revenues were denominated in foreign currencies, primarily in the NT Dollar, the Thai Baht, the U.S. Dollar, the Japanese Yen, and the Philippine Peso.
In most of the countries in which our games are distributed, the revenues generated by our overseas subsidiaries and licensees are denominated in local currencies, which include the NT dollar, the Thai Baht, the U.S. Dollar, the Japanese Yen and the Philippine Peso. The revenues from those countries, other than the United States, Japan and European countries, are converted into the U.S. dollar for remittance of monthly royalty payments to us. Depreciation of these local currencies against the U.S. dollar will result in reduced monthly royalty payments in U.S. dollar terms, thereby having a negative impact on our net profit given that substantially all of our costs are denominated in Won.
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
As of December 31, 2022 and 2021, we had no foreign currency forward contracts outstanding. See ITEM 11. “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK—foreign currency risk.”
Income tax expenses
See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR REGULATORY ENVIRONMENT—Adverse changes in the withholding tax rates in the countries from which we receive license fees and royalties and adverse changes in ability to realize deferred tax assets could adversely affect our net profit.”

Segment Reporting
We operate the following business segments: online game, mobile game and others. The online game segment consists of Micro-transaction and subscription revenue, which is operated by us, and Royalties and license fee. The mobile game segment consists of Micro-transaction, which is operated by us, and Royalties and license fee. The remainder of our operation is categorized as “others.” In 2022, 2021 and 2020, the revenues of online game segment amounted to 19.3%, 18.2% and 22.0% of our consolidated revenues, respectively, the revenues of mobile game segment amounted to 77.4%, 77.4% and 73.5% of our consolidated revenues, respectively, and the revenues of others segment amounted to 3.3%, 4.4% and 4.5% of our consolidated revenues, respectively. The results of operations for our business segments substantially mirror our consolidated results of operations. For further information, see Note 23 of the notes to our consolidated financial statements included in this annual report.

	2022
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 107,326	₩ 404,362	₩ 21,740	₩ 533,428
Elimination of intersegment revenue	(18,069)	(45,591)	(6,150)	(69,810)
Consolidated net revenue	89,257	358,771	15,590	463,618
Depreciation/Amortization	1,349	1,873	3,840	7,062
Segment operating profit (1)	₩ 45,832	₩ 58,357	₩ 519	₩ 104,708

	2021
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 90,123	₩ 346,928	₩ 23,417	₩ 460,468
Elimination of intersegment revenue	(14,753)	(26,764)	(5,013)	(46,530)
Consolidated net revenue	75,370	320,164	18,404	413,938
Depreciation/Amortization	1,975	1,875	2,468	6,318
Segment operating profit (1)	₩ 31,271	₩ 64,837	₩ 611	₩ 96,719

	2020
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 107,949	₩ 336,326	₩ 22,333	₩ 466,608
Elimination of intersegment revenue	(18,404)	(38,002)	(4,249)	(60,655)
Consolidated net revenue	89,545	298,324	18,084	405,953
Depreciation/Amortization	1,609	1,823	1,488	4,920
Segment operating profit (1)	₩ 43,629	₩ 44,446	₩ 293	₩ 88,368
(1)Other profit or loss items that do not constitute operating profit are not separately disclosed because they are not reviewed by the chief operating decision maker by operating segment. See “—RESULTS OF OPERATIONS: 2022 COMPARED TO 2021—Segment Results."
New standards and interpretations not yet adopted by us
Certain new accounting standards and interpretations that have been published but are not mandatory for the annual reporting period commencing January 1, 2022 have not been early adopted by us. For a further description of the methods used in the preparation of our consolidated financial statements and new standards and amendments not yet adopted, see Note 4 to our financial statements.

RESULTS OF OPERATIONS: 2022 COMPARED TO 2021
The following table summarizes our results of operations for the periods indicated:

	Years Ended December 31,
	2022	2022(1)		2021	% Changes
	(In millions of Korean Won and thousands of US$, except percentages)
Statements of Comprehensive Income
Revenues:
Online games	₩ 89,256	US$	70,828	₩ 75,370	18.4%
Mobile games	358,772	284,699		320,164	12.1
Other revenue	15,590	12,371		18,404	(15.3)
Total revenues	463,618	367,898		413,938	12.0
Cost of revenues	267,365	212,164		224,173	19.3
Gross profit	196,253	155,734		189,765	3.4
Gross profit margin(2)	42.3%	42.3%		45.8%
Operating expenses:
Selling, general and administrative expenses	(77,614)	(61,590)		(75,631)	2.6
Research and development	(13,797)	(10,948)		(16,570)	(16.7)
Other income	605	480		607	(0.3)
Other expenses	(739)	(586)		(1,452)	(49.1)
Total operation expenses	91,545	72,644		93,046	(1.6)
Operating profit	104,708	83,090		96,719	8.3
Operating profit margin(3)	22.6%	22.6%		23.4%
Finance income (costs)
Finance income	15,953	12,659		5,268	202.8
Finance costs	(10,779)	(8,554)		(2,686)	301.3
Profit before income tax	109,882	87,195		99,301	10.7
Income tax expenses	26,824	21,286		33,421	(19.7)
Profit for the year	83,058	65,909		65,880	26.1
Other comprehensive income
Items that maybe subsequently reclassified to income or loss
Foreign currency translation adjustments	285	226		3,274	(91.3)
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liabilities	(4)	(3)		(3)	33.3
Total comprehensive income for the year	83,339	66,132		69,151	20.5
Profit (loss) attributable to:
Owners of the Parent Company	₩ 83,162	US$	65,992	₩ 65,947	26.1
Non-controlling interest (4)	(104)	(83)		(67)	55.2
Total comprehensive income attributable to:
Owners of the Parent Company	₩ 83,457	US$	66,226	₩ 69,172	20.7
Non-controlling interest (4)	(118)	(94)		(21)	461.9

Notes:
(1)For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,260.18 to US$ 1.00, the noon buying rate in effect on December 30, 2022 as certified by the Federal Reserve Bank of New York for customs purposes.

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
Revenues
Our total revenues increased by 12.0% to Won 463,618 million (US$ 367,898 thousand) in 2022 from Won 413,938 million in 2021, primarily due to:
•a 18.4% increase in revenue from online games to Won 89,256 million (US$ 70,828 thousand) in 2022 from Won 75,370 million in 2021. The increase in revenues from online game was mostly due to increased revenues from Ragnarok Online in Taiwan and Thailand as a result of the twentieth anniversary event held in October and Job Updates in March 2022 in Taiwan, and Ragnarok Classic launched in Thailand in October 2021.

•a 12.1% increase in revenues from mobile games to Won 358,772 million (US$ 284,699 thousand) in 2022 from Won 320,164 million in 2021. This increase was mainly due to increased revenues from Ragnarok Origin which was launched in Taiwan, Hong Kong and Macao on September 15, 2022 and such increase was partially offset by decreased revenues from Ragnarok X: Next Generation in Southeast Asia and Taiwan, Ragnarok Origin in Korea, and Ragnarok M: Eternal Love in Southeast Asia due to increased competition and weak demand for the game.
•an 15.3% decrease in other revenue to Won 15,590 million (US$ 12,371 thousand) in 2022 from Won 18,404 million in 2021, which was mainly attributable to decreased revenues in connection with the Gravity NeoCyon's website development and operation services for third parties.
Cost of revenues
Our cost of revenues increased by 19.3% to Won 267,365 million (US$ 212,164 thousand) in 2022 from Won 224,173 million in 2021, primarily due to:
•a 6.3% increase in commission paid to Won 242,345 million (US$ 192,310 thousand) in 2022 from Won 200,786 million in 2021, which was mainly due to increased commissions paid in connection with mobile platform service fees, royalty payments and outsourcing fees for game services related to Ragnarok Origin. The increase was partially offset by decreased commissions paid for royalty payments related to Ragnarok X: Next Generation, and decreased commissions paid for mobile platform service fees, royalty payments and outsourcing fees related to Ragnarok M: Eternal Love.
Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 3.4% to Won 196,253 million (US$ 155,734 thousand) in 2022 from Won 189,765 million in 2021. Our gross profit margin decreased to 42.3% in 2022 from 45.8% in 2021 due to increased revenues from Ragnarok Origin resulting in increased platform service fees, royalties and commission payable to third parties with respect to Ragnarok Origin offered in Taiwan, Hong Kong and Macau.

Operating expenses
Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 2.6% to Won 77,614 million (US$ 61,590 thousand) in 2022 from Won 75,631 million in 2021, primarily due to:
•a 13.6% increase in salaries to Won 17,598 million (US$ 13,965 thousand) in 2022 from Won 15,491 million in 2021, primarily resulting from an increase in the number of employees;
•a 13.7% increase in commission paid to Won 15,875 million (US$ 12,597 thousand) in 2022 from Won 13,959 million in 2021, which was mostly related to the payment of gateway fees for Ragnarok Online in Taiwan and Thailand; and
Such increase was partially offset by:
• a 16.8% decrease in advertising expenses to Won 29,898 million (US$ 23,725 thousand) in 2022 from Won 35,948 million in 2021, mainly due to a decrease in advertising expenses as we successfully launched various games in 2021, including Ragnarok Origin in the United States and Canada; Ragnarok: The Lost Memories in Thailand; Tera in Japan; NBA: Rise to Stardom in Japan; and The Lord in Thailand.
Research and development. Our research and development expenses decreased by 16.7% to Won 13,797 million (US$ 10,948 thousand) in 2022 from Won 16,570 million in 2021, mainly due to a decrease in development expenses for mobile games following the launch of Ragnarok V: Returns and NBA Rise to Stardom in 2021.
Other expenses. We had Won 470 million (US$ 373 thousand) in impairment losses on intangible assets and other non-current assets in 2022, compared to impairment losses on intangible assets and other non-current assets of Won 1,368 million in 2021, which mostly consisted of impairment losses on intangible assets in relation to Tera Classic and CPBL Baseball, and other non-current assets in relation to Tera Classic, CPBL Baseball, Grid Force and Live by the Sword.
Operating profit and operating profit margin
As a result of the cumulative effects of the reasons stated above, we recorded an operating profit of Won 104,708 million (US$83,090 thousand) in 2022, compared to operating profit of Won 96,719 million in 2021, and our operating profit margin was 22.6% and 23.4% in 2022 and 2021, respectively.
Net finance income (costs)
We recorded net finance income of Won 5,174 million (US$ 4,105 thousand) in 2022, compared to a net finance income of Won 2,582 million in 2021. Net finance income (costs) includes primarily interest income and foreign currency gain (loss).
Income tax expenses
We recorded an income tax expense of Won 26,824 million (US$ 21,286 thousand) in 2022, compared to an income tax expense of Won 33,421 million in 2021. Our effective tax rate has been decreased from 34% in 2021 to 24% in 2022 mainly due to an increase of utilized tax credit and a decrease of deferred tax liabilities related to investment in subsidiaries.
Non‑controlling interest
Non‑controlling interest represents the net income from Gravity NeoCyon, our 99.5%‑held subsidiary and net loss from Gravity Game Link, our 70%-held subsidiary, attributable to third-party minority interest holders.
Profit attributable to owners of the parent company
As a result of the foregoing, we recorded profit attributable to owners of the parent company of Won 83,162 million (US$ 65,992 thousand) in 2022 compared to profit attributable to owners of the parent company of Won 65,947 million in 2021.

Segment Results
Our net revenues from online game operations, prior to adjusting for inter-segment transactions, was Won 107,326 million (US$85,167 thousand) in 2022, which was a 19.1% increase from Won 90,123 million in 2021. This was mainly due to increased revenues related to Ragnarok Online in Taiwan and Thailand. Our net revenue from mobile game operations was Won 404,362 million (US$320,876 thousand) in 2022, which was a 16.6% increase from Won 346,928 million in 2021. This was mainly due to increased revenues from Ragnarok Origin in Taiwan, Hong Kong and Macao.
We recorded an operating profit of Won 45,832 million (US$36,369 thousand) from online game operations in 2022, which was an increase of 46.6% from Won 31,271 million in 2021, resulting mainly from increased revenues from Ragnarok Online in Taiwan and Thailand. Also, our operating profit from mobile game operations was Won 58,357 million (US$46,308 thousand) in 2022, which was a decrease of 10.0% from Won 64,837 million in 2021, resulting mainly from decreased revenues from Ragnarok X: Next Generation in Southeast Asia and Taiwan.

RESULTS OF OPERATIONS: 2021 COMPARED TO 2020

	Years Ended December 31,
	2021	2020	% Changes
	(In millions of Korean Won except percentages)
Statements of Comprehensive Income
Revenues:
Online games	₩ 75,370	₩ 89,545	(15.8)%
Mobile games	320,164	298,324	7.3
Other revenue	18,404	18,084	1.8
Total revenues	413,938	405,953	2.0
Cost of revenues	224,173	239,045	(6.2)
Gross profit	189,765	166,908	13.7
Gross profit margin(1)	45.8%	41.1%
Operating expenses:
Selling, general and administrative expenses	(75,631)	(62,400)	21.2
Research and development	(16,570)	(15,034)	10.2
Other income	607	658	(7.8)
Other expenses	(1,452)	(1,764)	(17.7)
Total operation expenses	93,046	78,540	18.5
Operating profit	96,719	88,368	9.5
Operating profit margin(2)	23.4%	21.8%
Finance income (costs)
Finance income	5,268	3,476	51.6
Finance costs	(2,686)	(3,833)	(29.9)
Profit before income tax	99,301	88,011	12.8
Income tax expenses	33,421	25,455	31.3
Profit for the year	65,880	62,556	5.3
Other comprehensive income
Items that maybe subsequently reclassified to income or loss
Foreign currency translation adjustments	3,274	(1,319)	N/M
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liabilities	(3)	—	N/M
Total comprehensive income for the year	69,151	61,237	12.9
Profit (loss) attributable to:
Owners of the Parent Company	₩ 65,947	₩ 62,703	5.2
Non-controlling interest (3)	(67)	(147)	(54.4)
Total comprehensive income attributable to:
Owners of the Parent Company	₩ 69,172	₩ 61,384	12.7
Non-controlling interest (3)	(21)	(147)	(85.7)

N/M = not meaningful
__________________
Notes:
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
Revenues
Our total revenues increased by 2.0% to Won 413,938 million in 2021 from Won 405,953 million in 2020, primarily due to:
•a 15.8% decrease in revenue from online games to Won 75,370 million in 2021 from Won 89,545 million in 2020. The decrease in revenues from online game was mostly due to decreased revenues from Ragnarok Online which was re-launched in Thailand on May 28, 2020.

•a 7.3% increase in revenues from mobile games to Won 320,164 million in 2021 from Won 298,324 million in 2020. This increase was mainly due to increased revenues from Ragnarok X: Next Generation which was launched in Southeast Asia on June 18, 2021 and Ragnarok Origin which was launched in Japan on June 28, 2021 and such increase was partially offset by decreased revenues from Ragnarok M: Eternal Love and Ragnarok Origin in Korea due to increased competition and weak demand for the game.

•an 1.8% increase in other revenue to Won 18,404 million in 2021 from Won 18,084 million in 2020, which was mainly attributable to increased revenues from GRANDIA HD Collection which was launched in Korea, Taiwan, Hong Kong and Macau on October 1, 2021.

Cost of revenues

Our cost of revenues decreased by 6.2% to Won 224,173 million in 2021 from Won 239,045 million in 2020, primarily due to:
•a 6.3% decrease in commission paid to Won 200,786 million in 2021 from Won 214,380 million in 2020, which was mainly due to decreased commissions paid in connection with mobile platform service fees, royalty payments and outsourcing fees for game services related to Ragnarok M: Eternal Love. The decrease was partially offset by increased commissions paid for royalty payments related to Ragnarok X: Next Generation.

Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 13.7% to Won 189,765 million in 2021 from Won 166,908 million in 2020. Our gross profit margin increased to 45.8% in 2021 from 41.1% in 2020 due to increased revenue from Ragnarok X: Next Generation which was launched in Southeast Asia on June 18, 2021.

Operating expenses

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 21.2% to Won 75,631 million in 2021 from Won 62,400 million in 2020, primarily due to:

•a 31.7% increase in salaries to Won 15,491 million in 2021 from Won 11,761 million in 2020, primarily resulting from an increase in the number of employees; and

•a 19.5% increase in advertising expenses to Won 35,948 million in 2021 from Won 30,084 million in 2020, mainly due to the launch of Ragnarok Origin in the United States and Canada in November 2021; the launch of Ragnarok: The Lost Memories in Thailand in August 2021; the launch NBA: Rise to Stardom in Japan in November 2021; the launch of The Lord in Thailand in February 2021; the launch of CPBL Pro-baseball in Taiwan, Hong Kong and Macau in June 2021; the launch of Sadako M in Japan in October 2021; the participation in G-Star 2021 in November 2021;

Research and development. Our research and development expenses increased by 10.2% to Won 16,570 million in 2021 from Won 15,034 million in 2020, mainly due to an increase in development expenses for mobile games.

Other expenses. We had Won 1,368 million in impairment losses on intangible assets and other non-current assets in 2021, compared to impairment losses on intangible assets and other non-current assets of Won 1,571 million in 2020, which mostly consisted of impairment losses on intangible assets in relation to The Lord and Lost Saga and other non-current assets in relation to Sadako M, The Lord and Lost Saga.

Operating profit and operating profit margin
As a result of the cumulative effects of the reasons stated above, we recorded an operating profit of Won 96,719 million in 2021, compared to operating profit of Won 88,368 million in 2020, and our operating profit margin was 23.4% and 21.8% in 2021 and 2020, respectively.
Net finance income (costs)
We recorded net finance income of Won 2,582 million in 2021, compared to a net finance costs of Won 357 million in 2020. Net finance income (costs) includes primarily interest income and foreign currency gain (loss).
Income tax expenses
We recorded an income tax expense of Won 33,421 million in 2021, compared to an income tax expense of Won 25,455 million in 2020. Our income tax expenses increased as a result of an increase in our taxable income. Our effective tax rate has been increased from 29% in 2020 to 34% in 2021 mainly due to increase of foreign tax which is not utilized as tax credit and etc.
Non‑controlling interest
Non‑controlling interest represents the net loss from Gravity NeoCyon, our 99.5%‑held subsidiary and net loss from Gravity Game Link, our 70%-held subsidiary, attributable to third-party minority interest holders.
Profit attributable to owners of the parent company
As a result of the foregoing, we recorded profit attributable to owners of the parent company of Won 65,947 million in 2021 compared to profit attributable to owners of the parent company of Won 62,703 million in 2020.
Segment Results
Our net revenues from online game operations, prior to adjusting for inter-segment transactions, was Won 90,123 million in 2021, which was a 16.5% decrease from Won 107,949 million in 2020. This was mainly due to decreased revenues related to Ragnarok Online in Thailand. Our net revenue from mobile game operations was Won 346,928 million in 2021, which was a 3.2% increase from Won 336,326 million in 2020. This was mainly due to increased revenues from Ragnarok X; Next Generation in Southeast Asia and Ragnarok Origin in Japan.
We recorded an operating profit of Won 31,271 million from online game operations in 2021, which was a decrease of 28.3% from Won 43,629 million in 2020, resulting mainly from decreased revenue from Ragnarok Online in Thailand. Also, our operating profit from mobile game operations was Won 64,837 million in 2021, which was an increase of 45.9% from Won 44,446 million in 2020, resulting mainly from increased revenues from Ragnarok X: Next Generation in Southeast Asia.
ITEM 5.B. LIQUIDITY AND CAPITAL RESOURCES
Liquidity
Following the commercial launch of Ragnarok Online in August 2002, our principal sources of liquidity have been cash flows from our operating activities. As of December 31, 2022, we had approximately Won 169,877 million (US$ 134,804 thousand) in cash and cash equivalents. Our cash and cash equivalents primarily consist of bank deposits with a maturity of three months or less at the time of purchase and money market instruments where the underlying securities have a maturity of three months or less.
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
Net cash used in investing activities has consisted primarily of increase in short-term financial instruments, purchases of intangible assets and property and equipment. Our net property and equipment decreased from Won 11,338 million as of December 31, 2021 to Won 8,140 million (US$ 6,459 thousand) as of December 31, 2022 mainly due to the depreciation of property and equipment during 2022. Our intangible assets increased from Won 3,342 million as of December 31, 2021 to Won 3,869 million (US$ 3,071 thousand) as of December 31, 2022 due to the acquisition of intangible assets during 2022.
Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We invest our cash in bank deposits and short‑term financial instruments which primarily consist of money market instruments with maturities of one year or less. Our short‑term financial instruments increased from Won 148,000 million as of December 31, 2021 to Won 167,000 million as of December 31, 2022. The increase in our short-term financial instruments in 2022 primarily resulted from the conversion of cash and cash equivalents into short-term financial instruments.
As of December 31, 2022, our primary source of liquidity was Won 169,877 million (US$ 134,804 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities will be sufficient to meet our capital needs through at least 2024. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations.
Cash Flows
The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2022	2022(1)		2021	2020
	(In millions of Korean Won and thousands of US$)
Cash and cash equivalents at beginning of year	₩99,105	US$	78,644	₩110,632	₩79,428
Net cash inflow from operating activities	98,278	78,029		74,183	69,856
Net cash outflow from investing activities	(22,340)	(17,766)		(82,471)	(36,049)
Net cash outflow from financing activities	(3,918)	(3,109)		(3,306)	(2,547)
Effect of exchange rate changes on cash and cash equivalents	(1,248)	(994)		67	(56)
Net increase (decrease) in cash and cash equivalents	70,772	56,160		(11,527)	31,204
Cash and cash equivalents at end of year	₩ 169,877	US$	134,804	₩99,105	₩110,632
__________________________
Note:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,260.18 to US$1.00, the noon buying rate in effect on December 30, 2022 as certified by the Federal Reserve Bank of New York for customs purposes.
Net cash inflow from operating activities. Net cash inflow from operating activities increased to Won 98,278 million (US$ 78,029 thousand) in 2022 from Won 74,183 million in 2021, which was primarily due to increased cash generated from operations in 2022. The increase in net cash inflow from operating activities in 2021 as compared to 2020 was primarily due to increased net profit as a result of operating activities in 2021.
Net cash outflow from investing activities. Net cash outflow from our investing activities in 2022 was Won 22,340 million (US$ 17,766 thousand), compared to Won 82,471 million in 2021. This decrease is primarily due to Won 19,000 million (US$ 15,077 thousand) of net increase of short-term financial instruments compared to net increase of Won 77,000 million of short-term financial instruments in 2021. The increase in net cash outflow from our investing activities in 2021 as compared to 2020 is primarily due to Won 77,000 million of net increase of short-term financial instruments compared to net increase of Won 31,500 million of short-term financial instruments in 2020.
Net cash outflow from financing activities. Net cash outflow from financing activities increased to Won 3,918 million (US$ 3,109 thousand) in 2022 from Won 3,306 million in 2021, which was primarily due to increased repayment of lease liabilities for renting additional offices. The increase in net cash outflow from financing activities in 2021 as compared to 2020 was also mainly due to increased repayment of lease liabilities for renting additional offices.
Material Cash Requirements
The following table sets forth a summary of our material cash requirements from known contractual and other obligations due by period as of December 31, 2022:

	Payments Due by Period
	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
	(In millions of Korean Won)
Lease obligations	₩	6,132	₩	3,039	₩	3,093	₩	—	₩	—
Purchase obligations	3,242		2,201		1,041		—		—
Accrued severance benefits	306		306		—		—		—
Total	₩	9,680	₩	5,546	₩	4,134	₩	—	₩	—
Long‑term debt obligations. We have financed our operations primarily through cash flows from operations as well as proceeds from our initial public offering of ADSs in February 2005. Therefore, there are currently no long‑term debt obligations.
Lease obligations. With respect to our operating lease obligations, the lease payments due by December 31, 2022 are Won 1,222 million, Won 231 million, Won 93 million, Won 343 million, Won 220 million, Won 63 million, Won 212 million, Won 106 million, Won 346 million, Won 69 million and Won 119 million for our principal offices in Seoul, offices for our subsidiary in the United States, Japan, Taiwan, Thailand, Indonesia and Singapore, our rental server in Seoul, the United States and Taiwan and our company vehicle, respectively. The lease terms expire in December 2024, December 2024, April 2023, November 2025, August 2025, May 2025, December 2024, March 2023, October 2024, April 2023 and June 2023, respectively. The renewal terms in all of the leases are subject to market conditions.
Purchase obligations. In May 2020, we entered into an agreement with the NBA and NBPA to obtain the right to develop and publish an NBA licensed game. In October 2021, we entered into a development agreement with Funigloo Co., Ltd. to develop Ragnarok IP games. We also entered into a mobile game publishing agreement with SKYWALK Co.,Ltd., and a console and PC game publishing agreement with PLAY Mephistowaltz, both on December 1, 2022. With respect to our purchase obligations, we note that Won 2,201 million is due in the next 12 months and Won 1,041 million is due in 1 to 3 years.
Accrued severance benefits. Employees and executive officers in Korea with one year or more of service are entitled to receive a lump‑sum payment upon termination of their employment with us based on the length of service and their rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of IAS 19, Employment Benefits. As severance benefits have no specific maturities, they are not allocated to the table that sets forth a summary of our contractual cash obligations due by period as of December 31, 2022.
Commitments for Capital Expenditures

We expect to have capital expenditure requirements for the ongoing expansion into other markets, including expenditures for expanding and upgrading our existing server equipment continuously, for developing new games internally, for acquiring and publishing third party games, or for investing in enhancing our technological, marketing, distributing and servicing capabilities. We believe that our internal cash flow from operations, together with our cash and cash equivalents, will be sufficient to satisfy our working capital requirements through at least 2024, including our new game development expenditures.
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
Our research and development expenditures were Won 13,797 million (US$ 10,948 thousand), Won 16,570 million and 15,034 million in 2022, 2021 and 2020, respectively. Our research and development expenses decreased in 2022 mainly due to a decrease in research and development expenses for mobile games.
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
ITEM 5.E. CRITICAL ACCOUNTING ESTIMATES

See notes 2 and 3 of the notes to our consolidated financial statements which provide summaries of certain critical accounting estimates that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A. DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth certain information relating to our directors and executive officers as of April 27, 2023. The business address of all of our directors and executive officers is our registered office at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea.

Name	Age	Position
Hyun Chul Park	51	Chief Executive Officer and Executive Director
Yoshinori Kitamura	54	Chairman of the Board of Directors and Chief Operating Officer
Heung Gon Kim	57	Chief Financial Officer and Executive Director
Kazuki Morishita	49	Executive Director
Kazuya Sakai	58	Executive Director
Jung Yoo	61	Independent Director
Yong Seon Kwon	64	Independent Director
Kee Woong Park	62	Independent Director
Hyo Eun Lim	47	Independent Director
Hyun Chul Park has served as our Chief Executive Officer and Executive Director since March 2011 and was an officer of our corporate management office from May 2009 to March 2011. Mr. Park has also been a Director and a President at Gravity Interactive since November 2014 and March 2021, respectively. He has been a Director and the Chief Operating Officer at Gravity NeoCyon since December 2009 and April 2012, respectively, and was a Director at Gravity Games from October 2010 to March 2018 and Chief Strategy Officer at Gravity NeoCyon from October 2010 to March 2012. He was also a Director at Gravity Game Arise from December 2019 to March 2021 and a Director at Gravity Communications from April 2018 to March 2023. He has been a general manager of the GV Business Division (formerly known as International Business Division) at GungHo Online Entertainment, Inc. since September 2007. He worked as a general manager at the Content Producing Department of SEGA Networks (China) Co., Ltd. from July 2005 to September 2007 and as a manager of the Asia Division at SEGA Corporation from April 2004 to July 2005. He was a manager at the Overseas Marketing Team at ActozSoft Co., Ltd. from October 2002 to March 2004 and at Siementech Co., Ltd. from October 2001 to October 2002. He worked as part of the Engineer Team of Toyota Vista Tokyo Co., Ltd. from April 1998 to July 2001. Mr. Park obtained a diploma in Automotive Maintenance from the Tokyo College of Technology, which has since been renamed to the Tokyo College of Automotive Technology.
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
Heung Gon Kim has served as our Chief Financial Officer and Executive Director since September 2008 and March 2021, respectively. Mr. Kim was the Chief Financial Officer at Gravity Interactive from June 2009 to March 2020, and has been a Director and a Vice President at Gravity Interactive since March 2011 and March 2021, respectively. Mr. Kim was a liquidator of Gravity Games from March 2018 to September 2018. He was a Director of Gravity Games from October 2010 to March 2018 and Chief Executive Officer of Gravity Games from March 2013 to March 2018. Mr. Kim was a Director of Gravity Entertainment from March 2011 to December 2019. He has been a Director and Chief

Financial Officer of Gravity NeoCyon since March 2011 and May 2011, respectively. He has been a Director and Chief Financial Officer of Gravity Communications since April 2018. He has also been a Director of Gravity Game Link, Gravity Game Tech and Gravity Game Arise since February 2019, July 2019 and July 2019, respectively. Mr. Kim also has been a Director and Chief Financial Officer of Gravity Game Vision since January 2022 and July 2022, respectively. Mr. Kim also has been a Director and Chief Financial Officer of Gravity Game Hub since January 2021 and March 2021, respectively. He was the general manager of our financial management division and accounting and treasury department from March 2007 to September 2008 and from September 2006 to March 2007, respectively. He also worked as a manager of our accounting team from April 2004 to September 2006. Mr. Kim worked at Modottel, Inc. as accounting team manager from June 2002 to April 2004. Mr. Kim holds a bachelor’s degree in Accounting from Chung‑Ang University.
Kazuki Morishita has served as our Executive Director since March 2008. Mr. Morishita has also been the President and Chief Executive Officer of GungHo Online Entertainment, Inc. since January 2004 and was Chief Operating Officer of GungHo Online Entertainment, Inc. from August 2002 to January 2004. In addition, he was a Director of Game Arts Co., Ltd. from December 2005 to March 2008 and has been the President of Game Arts Co., Ltd. since March 2008. Mr. Morishita has also been a Director of GungHo Online Entertainment America, Inc. since March 2012 and he was a Director of Grasshopper Manufacture, Inc. from March 2018 to May 2021. He was a Director at SUPERTRICK GAMES, Inc., from February 2013 to May 2018, a Chief Executive Officer from June 2018 to March 2022, and has been a Chairman of Board of Directors since March 2022. Mr. Morishita was a Director at Acquire Corp. and Kahon 3 Oy. from October 2011 to November 2014, and from December 2013 to September 2014, respectively. Mr. Morishita was the Chairman of GungHo Works, Inc. from October 2007 to December 2009 and worked as a Director at GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008 and as a Director at Overdriver Game Technologies Ltd. from June 2012 to August 2013. He also was a general manager of the E‑service department at OnSale, Inc. from May 2001 to August 2002. Mr. Morishita served as Director of Kickers Network, Inc. from December 2000 to April 2001 and as Director of Dolphin Net, Inc. from March to November in 2000. Mr. Morishita worked as chief of the system sales department at Softcreate Co., Ltd. from July 1996 to February 2000. Mr. Morishita graduated from the High School Affiliated with Chiba University of Commerce.
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
Hyo Eun Lim has newly been appointed as an Independent Director as of March 2023. Mrs. Lim has been an accountant at Hanul LLC since January 2022, and has been a Finance Director at Korea University Alumni Association of Economics Department since February 2018. She was a team leader of Investment Examination & Review Team from April 2016 to January 2022, and a Risk Management team leader from April 2018 to March 2020 at ORIX Capital Korea. She was also a senior manager of IFRS and Assurance HQ teams of Ernst & Young Global Limited, from January 2010 to December 2011, and January 2009 to January 2010, respectively. She is registered as a member of the Korean Institute of Certified Public Accountants (KICPA) and Korean Association of Certified Public Tax Accountants (KACPTA) since November 2004. She obtained a B.A. degree in Korea University.
ITEM 6.B. COMPENSATION
We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2022, the aggregate amount of compensation paid by us to all directors and executive officers was Won 1,503 million (US$ 1,193 thousand). At our general meeting of shareholders held on March 31, 2023, our shareholders approved an aggregate amount of up to Won 2,500 million (US$1,984 thousand) as compensation for our directors for 2023.
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
•Under Korean law, we are not required to have a board of directors composed of a majority of independent directors. Our Board of Directors is currently composed of a total of nine directors, four of whom are independent directors.
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
BOARD OF DIRECTORS
Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as currently in effect, provide for a Board of Directors comprised of not less than three directors and also provide for an audit committee, a compensation committee and a director nomination committee. We currently have nine members serving as members of our Board of Directors. The directors are elected at a shareholders’ meeting by a majority vote of the shareholders present or represented, which majority is not less than one‑fourth of all issued and outstanding shares with voting rights, so long as not less than one third of all issued and outstanding shares with voting rights are present at the shareholders’ meeting.
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
Our Board of Directors has determined that Messrs. Jung Yoo, Yong Seon Kwon, Kee Woong Park, and Hyo Eun Lim are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2).
The table below provides certain highlights of the composition of our directors. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f).

Board Diversity Matrix (As of March 31, 2023)

Country of Principal Executive Offices:	Republic of Korea
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9
Part I: Gender Identity
Directors	Female	Male	Non-Binary	Did Not Disclose Gender
	1	8	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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
ITEM 6.D. EMPLOYEES
As of December 31, 2022, we had 400 full‑time employees (not including employees of our subsidiaries). The total number of employees increased over the course of 2022 mainly due to increase of in-house development employees stemming from the increased number of games launched in 2022 and planned for 2023.
The following table sets forth the number of our employees by department as of the dates indicated:

	December 31,
	2022	2021	2020
Senior management	11	11	10
Finance	22	22	19
Marketing	96	87	80
Game development and support	271	257	215
Total	400	377	324
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

In addition, as of December 31, 2022, our subsidiaries had the number of employees as set forth in the following table:

	December 31,
	2022		2021		2020
Gravity Interactive, Inc.(1)	32	{4}	44	{4}	37	{4}
Gravity NeoCyon, Inc.(1)	197	{4}	199	{5}	229	{4}
Gravity Communications Co., Ltd.(1)	55	{6}	50	{6}	50	{5}
PT Gravity Game Link(1)	64	{5}	58	{6}	48	{6}
Gravity Game Tech Co., Ltd.(1)	71	{7}	65	{9}	46	{6}
Gravity Game Arise Co., Ltd.(1)	41	{4}	37	{4}	39	{4}
Gravity Game Hub PTE., Ltd.(1)	27	{5}	18	{5}	—	—
Gravity Game Vision., Ltd.(1)	7	{5}	—	—	—	—
Total	494		471		449
__________________________
Note:
(1)The number in {} is the number of employees (who are included in the total number) seconded from Gravity Co., Ltd. to the relevant subsidiary.
None of the employees of Gravity Interactive, Gravity NeoCyon, Gravity Communications, Gravity Game Link, Gravity Game Tech, Gravity Game Arise, Gravity Game Hub, or Gravity Game Vision is represented by a labor union or covered by a collective bargaining agreement.
We have entered into a standard annual employment contract with most of our officers, managers and employees. These contracts include a covenant that prohibits the relevant officer, manager, or employee from engaging in any activities that compete with our business during, and for six months after, the period of their employment with our company.
Under the severance payment plan that we have established in accordance with the Employee Retirement Benefit Security Act, employees in Korea with more than one year of service with us are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by the number of continuous years of employment. As of December 31, 2022, we provided Won 306 million (US$ 243 thousand) to 222 employees as severance payment, being 100% of our severance liability as of such date.
Pursuant to the Korean National Pension Law, we are required to pay 4.5% of each employee’s standard monthly income to the National Pension Corporation. Our employees are also required to pay 4.5% of their standard monthly income to the National Pension Corporation each month. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. Our employees can receive pension payments upon making a claim when they reach a certain age or lose all or part of their income due to disability, such as by receiving age pension payments when they reach the age of 65 after being registered for the national pension plan for at least 10 years and disability pension payments when a disease or illness acquired during the time they were registered for the national pension plan leaves a disability even after the disease or illness that originally caused the disability is cured. The total amount of contributions we, including our subsidiary in Korea, made to the National Pension Corporation in 2021 and 2022 was Won 966 million and Won 1,070 million (US$ 849 thousand), respectively.
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
Each stock option confers the right to the grantee to purchase one share of our common stock at the exercise price. On December 24, 2004, our shareholders approved the implementation of our employee stock option plan and the granting of stock options under this plan to our directors, officers and employees. All the stock options granted on December 24, 2004 have expired. There are no stock options exercisable as of December 31, 2022.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 7.A. MAJOR SHAREHOLDERS
The table below sets forth information known to us with respect to the beneficial ownership of our common shares as of April 27, 2023, by each person known to us to own beneficially 5% or more of our common shares based on 6,948,900 common shares outstanding. None of our common shares entitles the holder to any preferential voting rights. Beneficial ownership is determined in accordance with the Exchange Act and the rules and regulations promulgated thereunder and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities.

Name	Number of Shares Beneficially Owned	Percentage Beneficially Owned
GungHo Online Entertainment, Inc.	4,121,737	59.3%
To the best of our knowledge, as of December 31, 2022, approximately 47.5% of our common shares was held in the United States (in the form of ADSs). Also to the best of our knowledge, we had approximately 5,255 beneficial holders of our shares (in the form of ADSs) in the United States as of December 31, 2022. As of the date hereof, our largest shareholder GungHo beneficially owns 59.3% of the voting power of our common shares.
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
Relationship with GungHo Online Entertainment, Inc.
On April 1, 2008, GungHo acquired 3,640,619 shares of our common stock, which was approximately 52.4% of our total shares. On June 23, 2008 and June 24, 2008, GungHo acquired our ADSs representing 450,554.25 and 30,565.25 shares of the Company, respectively. As of April 27, 2023, GungHo beneficially owns approximately 4,121,737 shares of the Company’s common stock, constituting approximately 59.3% of the total issued and outstanding common shares. See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR COMPANY STRUCTURE—GungHo, the licensee of our games in Japan, our principal market in terms of revenues, is our majority shareholder, which gives them control of our board of directors.”
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
In April 2019, we entered into an agreement with GungHo for the service and distribution of Ragnarok M: Eternal Love in Japan (locally named as Ragnarok Masters in Japan), which was amended in March 2020. Ragnarok M: Eternal Love was launched in Japan in June 2019.
In July 2020, we entered into an agreement with GungHo for the service and distribution of Ragnarok Origin in Japan, which was launched in June 2021.
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
As of December 31, 2022, 3,302,051 ADSs representing 3,302,051 shares of our common stock were outstanding.
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
Objects and Purposes
Under Article 2 of our articles of incorporation, our purpose is to engage in the following businesses: (i) consulting regarding software and development and distribution of software; (ii) software and compact disc development and sale; (iii) development of info-communications related software; (iv) production, development, distribution, sales and consulting of software such as game software as well as corresponding licensing; (v) online network game service; (vi) development of software for application packages; (vii) computer program development and sale; (viii) software import and export; (xi) electronic transactions; (x) character merchandising; (xi) animation; (xii) real estate lease; (xiii) rest area restaurant business; (xiv) media-related business; (xv) printing and publication; (xvi) production and distribution of audio and visual records; (xvii) production, development, distribution, sales, and consulting of digital contents, including but not limited to, based on blockchain technologies such as NFT, (xviii) sport facilities including golf driving range, such as screen golf course and (xix) all businesses auxiliary to the above.

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
ITEM 10.C. MATERIAL CONTRACTS

We have not entered into any material contracts within the past two fiscal years other than in the ordinary course of business and other than those described in ITEM 4. “INFORMATION ON THE COMPANY” or elsewhere in this Annual Report.
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
Securities Transaction Tax
The Securities Transaction Tax Act provides that a securities transaction tax shall be imposed on the transfer of share certificates or shares. The scope of taxable share certificates includes, with respect to share certificates transferred on or after January 1, 2011, rights arising from the acquisition of shares, shares prior to the issuance of share certificates, preemptive rights and subscription securities issued by corporations established under special laws (e.g., Agricultural Cooperatives Act) and depositary receipts (issued by depository of equity securities in a country other than the country of issuance, which describes the rights related to the relevant deposited securities) pursuant to the Financial Investment Services and Capital Markets Act. However, with respect to the transfer of share certificates listed in overseas securities markets that are similar to the Korean securities market, such as the New York Stock Exchange or the NASDAQ Stock Market, or the transfer of share certificates to an underwriter in order to list such share certificates on foreign stock exchanges, such transfer is not subject to the securities transaction tax. The said Act provides that the types of share certificates that are subject to the securities transaction tax are share certificates issued by a domestic corporation established according to the Commercial Act or a special act, or share certificates or depositary receipts which are issued by a non‑Korean corporation that are listed or registered in the securities market. Therefore, if you transfer common shares in a Korean corporation and the common shares are not listed in the securities market overseas, you will be subject to a securities transaction tax at the rate of 0.35%.
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
Based on the nature of our business, the composition of our income and assets, the value of our assets and the market price of our ADSs, we believe that we were a PFIC for the taxable year 2022 and for taxable years 2008 through 2016 (though we believe we may not have been a PFIC for taxable years 2017 through 2021) and may be a PFIC in future taxable years. The determination of whether we are a PFIC must be made annually after the end of each taxable year, and our PFIC status for each taxable year will depend on particular facts and circumstances (such as the composition of our income and assets and the valuation of our assets, including goodwill and intangible assets, which may be determined by reference to the market price of our ADSs, which has fluctuated and may continue to fluctuate significantly over time) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for our past, current or future taxable years. Furthermore, if we are treated as a PFIC, and one or more of our subsidiaries are also treated as PFICs, you will generally be subject to the PFIC rules with respect to your indirect ownership of interests in such subsidiaries. Accordingly, U.S. Holders should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.
If we are a PFIC for any taxable year during which you hold our ADSs or common shares, we generally will continue to be treated as a PFIC with respect to you in all succeeding taxable years during which you hold the ADSs or common shares, regardless of whether we continue to meet the tests described above. Because we believe that we were a PFIC for taxable year 2022 and for taxable years 2008 through 2016, if you held our ADSs or common shares during any of those taxable years, we would continue to be treated as a PFIC with respect to those ADSs or common shares for all succeeding years in which you hold them. Similarly, if you first acquired ADSs or common shares in any year in which we were not a PFIC and we became a PFIC in a subsequent year, we would be treated as a PFIC with respect to those ADSs or common shares for all succeeding years during which you hold them. You may terminate this continued PFIC status by making a “deemed sale election,” as discussed below.
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
The creditability of non-U.S. income taxes is subject to certain conditions and limitations, including some that vary depending on a U.S. Holder’s circumstances. In addition, recently issued U.S. Treasury regulations require non-U.S. income tax laws to meet certain requirements in order for taxes imposed under such laws to be eligible for credit. The Company has not determined whether these requirements have been met with respect to Korean withholding taxes. U.S. Holders should consult their tax advisors regarding the creditability or deductibility of Korean taxes withheld with respect to the ADSs or common shares generally and in their particular circumstances.
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

ITEM 10.F. DIVIDENDS AND PAYING AGENTS
Not applicable.
ITEM 10.G. STATEMENT BY EXPERTS
Not applicable.
ITEM 10.H. DOCUMENTS ON DISPLAY
We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports of foreign private issuer on Form 6-K. Any filings we make electronically will be available to the public over the Internet at the Web site of the SEC at http://www.sec.gov. and on our website at http://www.gravity.co.kr. The references to the SEC's and our website are inactive textual references only, and information contained therein or connected thereto is not incorporated into this Annual Report.
As a "foreign private issuer," we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we furnish our quarterly financial statements prepared in accordance with IFRS on Form 6-K with the SEC.
ITEM 10.I. SUBSIDIARY INFORMATION
Not applicable.
ITEM 10.J. ANNUAL REPORT TO SECURITY HOLDERS
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
Foreign Currency Risk
We conduct our business primarily in Won, which is also our functional and reporting currency. However, we have exposure to some foreign currency exchange‑rate fluctuations on cash flows from our subsidiary in Taiwan, Thailand, Indonesia, Singapore, Hong Kong and overseas licensees. The primary foreign currencies to which we are exposed are the NT dollar, the Thai Baht, the Japanese Yen, the U.S. dollar and Philippine peso. Fluctuations in these exchange rates may affect our micro-transaction revenues or revenues from license fees and royalties and result in exchange losses and increased costs in Won terms.
As of December 31, 2022, of our total financial assets of Won 69,320 million (2021: Won 41,332 million), we had the U.S. dollar denominated financial assets of Won 64,351 million (2021: Won 33,328 million), the Japanese Yen denominated financial assets of Won 4,932 million (2021: Won 7,115 million) and other denominated financial assets of Won 37 million (2021: Won 889 million). As of December 31, 2022, of our total financial liabilities of Won 11,467 million (2021: Won 17,467 million), we had the U.S. dollar denominated financial liabilities of Won 10,832 million (2021: Won 16,504 million), the Japanese Yen denominated financial liabilities of Won 527 million (2021: Won 907 million), and other denominated liabilities of Won 108 million (2021: Won 56 million). For example, a hypothetical 10% appreciation of the Won against the Japanese Yen, the U.S. dollar and other foreign currencies, in the aggregate, would reduce our cash flows by Won 5,785 million (2021: Won 2,386 million).

In 2022, Won 416,899 million (2021: Won 340,187 million) of our revenue was derived from currencies other than the Won: primarily the NT dollar, Won 175,664 million (2021: Won 77,462 million); the Japanese Yen, Won 26,133 million (2021: Won 40,259 million); the U.S. dollar, Won 33,697 million (2021: Won 20,894 million); the Thai Baht, Won 75,498 million (2021: Won 94,475 million); the Philippine Peso, Won 26,003 million (2021: Won 20,173 million); the Indonesian Rupiah, Won 5,472 million (2021: Won 10,723 million); the Malaysian Ringgit, Won 24,830 million (2021: Won 30,422 million); and the Hong Kong Dollar, Won 24,397 million (2021: Won 7,648 million). A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Won in 2022 would have reduced our revenue by Won 39,169 million (2021: Won 30,206 million).
As of April 27, 2023, we had no foreign currency forward contract outstanding. We may in the future enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risks, but we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Korean exchange control regulations that restrict our ability to convert the Won into the U.S. dollar, the Japanese Yen or the Euro under certain emergency circumstances.
For a further discussion of our foreign currency risk exposures, including a further sensitivity analysis on our foreign currency risk exposures, see Note 22 of the notes to our financial statements.
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
Credit Risk
Our cash and cash equivalents and short‑term financial instruments are placed with several local financial institutions. Four different financial institutions are holding approximately 19.8%, 12.7%, 10.7% and 10.4% (2021: 14.6%, 12.6%, 12.1% and 12.1% in four different financial institutions, respectively), respectively of our cash and cash equivalents and short term financial instruments. We face a potential credit risk that the financial institutions may become insolvent and be unable to repay our principal and interest in a timely manner. While the management believes such financial institutions are of a high credit quality, it is difficult for us to predict the financial condition of the United States, Korean, Taiwanese, Thai or Hong Kong banking sectors and the financial institutions that manage our cash holdings. We may be materially and adversely affected by any widespread failure in the United States, Korean, Taiwanese, Thai or Hong Kong banking sectors caused by any economic downturn or volatile financial markets in the future.
The above discussion and the estimated amounts generated from the sensitivity analyses contained in the notes to our financial statements include “forward‑looking statements,” which assume for analytical purposes that certain market conditions may occur. Accordingly, such forward‑looking statements should not be considered projections by us of future events or losses.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act) as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded, that our disclosure controls and procedures as of December 31, 2022 were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
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

Our management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022, based upon criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and concluded that we maintained effective internal control over financial reporting as of December 31, 2022.

Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included in ITEM 19 of this Annual Report.
Changes in Internal Control over Financial Reporting

There have been no other changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
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

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The table below sets forth the aggregate fees billed or to be billed by PricewaterhouseCoopers (“PwC”), our principal accountant for the year ended December 31, 2022, categorized by the types of services provided and a brief description of the nature of such services.

	Year Ended, December 31, 2022
Type of Service	2022	Nature of Services
	(In millions of Korean Won)
Audit Fees	₩ 1,224	Audit Service for the Company
Audit‑Related Fees	—
Tax Fees(1)	24
All Other Fees	—
Total	₩ 1,248
__________________
Notes:
(1)Tax fees consist of fee for corporate tax return and transfer pricing consulting.

The table below sets forth the aggregate fees billed or to be billed by KPMG Samjong Accounting Corp.("KPMG"), a member firm of KPMG International and our principal accountant for the year ended December 31,2021, categorized by the types of services provided and a brief description of the nature of such services.

	Year Ended, December 31, 2021
Type of Service	2021	Nature of Services
	(In millions of Korean Won)
Audit Fees	₩ 1,189	Audit Service for the Company
Audit‑Related Fees	—
Tax Fees(1)	255
All Other Fees	—
Total	₩ 1,444
_________________
Notes:
(1)Tax fees consist of fee for corporate tax return, transfer pricing consulting and etc,.
Pre-approval Policies and Procedures of the Audit Committee
Under our audit committee rules and policies, our audit committee or any member thereof, to whom approval authority has been delegated, must approve all services performed by our principal accountant after consulting our management.
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
(b)Exhibits filed as part of this Annual Report

Exhibit No.	Description
1.1*	Articles of Incorporation, amended as of March 31, 2023(English Translation)
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

2.d*	Description of Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934
8.1	List of Registrant’s subsidiaries (incorporated by reference to Exhibit 8.1 of our annual report on Form 20-F (file no. 000-51138) filed on April 28, 2022)
11.1	Registrant’s Code of Ethics (amended, incorporated by reference to Exhibit 11.1 of our annual report on Form 20‑F (file no. 000‑51138) filed on June 30, 2006)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
__________________________
*Filed herewith.
** Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GRAVITY CO., LTD.

	By:	/s/ Heung Gon Kim
	Name:	Heung Gon Kim
	Title:	Chief Financial Officer
Date: April 27, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Gravity Co., Ltd.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Gravity Co., Ltd. and its subsidiaries (the “Group”) as of December 31, 2022, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Group's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Group’s consolidated financial statements and on the Group's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Determination of estimated user life cycle for mobile games

As described in Notes 2, 4 and 13 to the consolidated financial statements, the Group has Korean Won 6,869 million deferred revenue related to mobile games as of December 31, 2022. The Group defers revenue for the remaining virtual currency consumable and permanent in-game items owned by active users at year-end. Management considers a game user as an active user if the period between the time of the user’s most recent access of the game and the end of reporting period equals or is shorter than the estimated game users’ life cycle. Determining the estimated user life cycle is inherently subjective because it is not an explicitly defined period. Management estimates the game user's life cycle based on the average period from the game user's first payment date to the last access date for active paying game users.

The principal considerations for our determination that performing procedures relating to revenue recognition - determination of estimated user life cycle is a critical audit matter are the significant judgment by management when determining the estimated user life cycle in consideration of the playing patterns of mobile game users, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the reasonableness of the management’s estimates of user life cycle.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the determination of the estimated user life cycle. Those procedures also included, among others, (i) evaluating the logic management used to develop the estimated user life cycle, (ii) testing the completeness and accuracy of underlying data used in the determination of the estimated user life cycle, and (iii) evaluating the reasonableness of the estimated user life cycle by assessing historical accuracy and comparing it to competitors’ information and external market data.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea
April 27, 2023

We have served as the Group's auditor since 2022.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Gravity Co., Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the consolidated financial statements of Gravity Co., Ltd. and its subsidiaries (the Group), which comprise the consolidated statement of financial position as of December 31, 2021 and the consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KPMG Samjong Accounting Corp.
We have served as the Group’s auditor from 2019 to 2021.
Seoul, Korea
April 28, 2022

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2022 and 2021

	Note	December 31, 2022	December 31, 2021
		(In millions of Korean won)
Assets
Cash and cash equivalents	5, 6, 22	₩ 169,877	₩ 99,105
Short-term financial instruments	6, 22	167,000	148,000
Accounts receivable, net	6, 7, 13, 22	77,257	52,615
Other receivables, net	6, 7, 22	140	1,080
Prepaid expenses	13	3,332	3,164
Other current financial assets	6, 22	3,370	598
Other current assets		791	1,573
Total current assets		421,767	306,135
Property and equipment, net	8, 21	8,140	11,338
Intangible assets, net	9	3,869	3,342
Deferred tax assets	18	5,660	1,719
Other non-current financial assets	6, 22	2,176	3,019
Other non-current assets		2,482	1,973
Total non-current assets		22,327	21,391
Total assets		₩ 444,094	₩ 327,526
Liabilities
Accounts payable	6, 22	₩ 73,549	₩ 41,199
Deferred revenue	13	18,543	13,481
Withholdings		3,201	3,596
Accrued expenses	6, 22	2,041	1,484
Income tax payable		5,469	10,629
Other current liabilities	6, 21, 22	2,907	3,608
Total current liabilities		105,710	73,997
Long-term accounts payable	6, 22	374	729
Long-term deferred revenue	13	30	98
Deferred tax liabilities	18	2,832	—
Other non-current liabilities	6, 21, 22	4,968	5,861
Total non-current liabilities		8,204	6,688
Total liabilities		113,914	80,685
Equity
Share capital	1, 12	3,474	3,474
Capital surplus	12	27,098	27,098
Other components of equity	12	2,475	2,180
Retained earnings	12	296,480	213,318
Equity attributable to owners of the Parent Company		329,527	246,070
Non-controlling interest		653	771
Total equity		330,180	246,841
Total liabilities and equity		₩ 444,094	₩ 327,526
The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2022, 2021 and 2020

	Note	2022	2021	2020
		(In millions of Korean won except per share data)
Revenues
Online games		₩ 89,256	₩ 75,370	₩ 89,545
Mobile games		358,772	320,164	298,324
Other revenue		15,590	18,404	18,084
Total Revenues	13, 23, 24	463,618	413,938	405,953
Cost of revenues	14	(267,365)	(224,173)	(239,045)
Gross profit		196,253	189,765	166,908
Selling, general and administrative expenses	14, 15	(77,614)	(75,631)	(62,400)
Research and development	14	(13,797)	(16,570)	(15,034)
Other income	16	605	607	658
Other expenses	16	(739)	(1,452)	(1,764)
Operating profit	23	104,708	96,719	88,368
Finance income	6, 17	15,953	5,268	3,476
Finance costs	6, 17	(10,779)	(2,686)	(3,833)
Profit before income tax		109,882	99,301	88,011
Income tax expenses	18	26,824	33,421	25,455
Profit for the year		₩ 83,058	₩ 65,880	₩ 62,556
Other comprehensive income
Items that may be subsequently reclassified to income or loss:
Foreign currency translation adjustments		285	3,274	(1,319)
Items that will not be reclassified to income or loss:
Remeasurement of defined benefit liabilities		(4)	(3)	—
Total comprehensive income for the year		₩ 83,339	₩ 69,151	₩ 61,237
Profit (loss) attributable to:
Owners of the Parent Company		83,162	65,947	62,703
Non‑controlling interest		(104)	(67)	(147)
Total comprehensive income (loss) attributable to:
Owners of the Parent Company		83,457	69,172	61,384
Non-controlling interest		(118)	(21)	(147)
Earnings per share (in Korean won)
Basic earnings per share	19	₩ 11,968	₩ 9,490	₩ 9,023
Diluted earnings per share	19	11,968	9,490	9,023
The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2022, 2021 and 2020

		Attributable to owners of the Parent Company					Non- controlling interest	Total equity
	Note	Share capital	Capital surplus	Other components of equity	Retained earnings	Total
		(In millions of Korean won)
Balance at January 1, 2020		₩ 3,474	₩ 27,128	₩ 274	₩ 84,668	₩ 115,544	₩ 222	₩ 115,766
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	62,703	62,703	(147)	62,556
Foreign currency translation adjustments	12	—	—	(1,319)	—	(1,319)	—	(1,319)
Total comprehensive income (loss) for the year		—	—	(1,319)	62,703	61,384	(147)	61,237
Transaction with owners, recognized directly in equity
Equity transaction		—	(18)	—	—	(18)	1	(17)
Non-controlling interests		—	—	—	—	—	362	362
Balance at December 31, 2020		3,474	27,110	(1,045)	147,371	176,910	438	177,348
Balance at January 1, 2021		3,474	27,110	(1,045)	147,371	176,910	438	177,348
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	65,947	65,947	(67)	65,880
Remeasurement of defined benefit liabilities		—	—	(2)	—	(2)	(1)	(3)
Foreign currency translation adjustments	12	—	—	3,227	—	3,227	47	3,274
Total comprehensive income (loss) for the year		—	—	3,225	65,947	69,172	(21)	69,151
Transaction with owners, recognized directly in equity
Equity transaction		—	(12)	—	—	(12)	354	342
Balance at December 31, 2021		3,474	27,098	2,180	213,318	246,070	771	246,841
Balance at January 1, 2022		3,474	27,098	2,180	213,318	246,070	771	246,841
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	83,162	83,162	(104)	83,058
Remeasurement of defined benefit liabilities		—	—	(3)	—	(3)	(1)	(4)
Foreign currency translation adjustments	12	—	—	298	—	298	(13)	285
Total comprehensive income (loss) for the year		—	—	295	83,162	83,457	(118)	83,339
Transaction with owners, recognized directly in equity		—	—	—	—	—	—	—
Balance at December 31, 2022		₩ 3,474	₩ 27,098	₩ 2,475	₩ 296,480	₩ 329,527	₩ 653	₩ 330,180
The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022, 2021 and 2020

	Note	2022	2021	2020
		(In millions of Korean won)
Cash flows from operating activities
Cash generated from operations	20	₩ 124,674	₩ 103,572	₩ 81,735
Interest received		3,033	995	1,122
Interest paid		(122)	(111)	(186)
Income taxes paid		(29,307)	(30,273)	(12,815)
Net cash inflow from operating activities		98,278	74,183	69,856
Cash flows from investing activities
Increase in short‑term financial instruments, net		(19,000)	(77,000)	(31,500)
Increase in other non-current financial assets		(565)	(1,289)	(856)
Decrease in other current financial assets		5	—	—
Proceeds from disposal of property and equipment	8	15	14	3
Proceeds from disposal of intangible assets	9	—	15	—
Purchase of property and equipment	8	(739)	(1,747)	(1,071)
Purchase of intangible assets	9	(2,056)	(2,464)	(2,625)
Net cash outflow in investing activities		(22,340)	(82,471)	(36,049)
Cash flows from financing activities
Proceeds from capital contribution from non-controlling interests		—	353	362
Repayment of lease liabilities	21	(3,918)	(3,648)	(2,893)
Payment of share issuance costs		—	(11)	(16)
Net cash outflow in financing activities		(3,918)	(3,306)	(2,547)
Effect of exchange rate changes on cash and cash equivalents		(1,248)	67	(56)
Net increase (decrease) in cash and cash equivalents		70,772	(11,527)	31,204
Cash and cash equivalents at beginning of the year		99,105	110,632	79,428
Cash and cash equivalents at end of the year		₩ 169,877	₩ 99,105	₩ 110,632
The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. General Information
The Parent Company
GRAVITY CO., LTD. (“the Parent Company”) was incorporated on April 4, 2000, to engage in developing and publishing online and mobile games and other related business. The Parent Company’s headquarter is located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul, Korea. The Parent Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally in 91 markets. Also, the Parent Company has been operating Mobile games such as Ragnarok M: Eternal Love and Ragnarok Origin in the global market.
On February 8, 2005, the Parent Company listed its shares on the Nasdaq Stock Market in the United States, and issued 1,400,000 shares of common stocks in the form of American Depositary shares (“ADSs”) under the symbol “GRVY”.
As of December 31, 2022, the Parent Company’s total paid-in capital amounts to Korean Won("Won") 3,474 million. The Parent Company’s major shareholders and their respective percentage of ownership as of December 31, 2022 are as follows:

	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31
Others	2,827,163	40.69
	6,948,900	100.00
Consolidated Subsidiaries
Details of the consolidated subsidiaries as of December 31, 2022 and 2021 are as follows:

		Percentage of ownership (%)
Subsidiary	Location	2022	2021	Fiscal year end	Main business
Gravity Interactive, Inc.	U.S.A.	100.00	100.00	December	Online and mobile game services
Gravity NeoCyon, Inc.	Korea	99.53	99.53	December	Mobile game development and service
Gravity Communications Co.,Ltd.	Taiwan	100.00	100.00	December	Online and mobile game services
PT. Gravity Game Link	Indonesia	70.00	70.00	December	Online and mobile game services
Gravity Game Tech Co.,Ltd.	Thailand	100.00	100.00	December	Online and mobile game services
Gravity Game Arise Co., Ltd.	Japan	100.00	100.00	December	Online and mobile game services
Gravity Game Hub PTE., Ltd.	Singapore	100.00	100.00	December	Online and mobile game services
Gravity Game Vision Limited.(*)	Hong Kong	100.00	—	December	Online and mobile game services

(*) Gravity Game Vision Limited. was established during the year ended December 31, 2022 with 100% ownership interest held by the Parent Company.

Condensed Financial Information of Subsidiaries
Details of the condensed financial information of subsidiaries as of and for the year ended December 31, 2022 and 2021 are as follows:

	2022
Subsidiaries	Total assets(*1)	Total liabilities(*1)	Revenue(*1)	Profit(loss) For the year(*1)
	(In millions of Korean won)
Gravity Interactive, Inc.	₩ 32,143	₩ 23,617	₩ 62,745	₩ (2,448)
Gravity NeoCyon, Inc.	15,587	8,353	24,639	1,710
Gravity Communications Co., Ltd.	39,438	11,161	50,611	14,186
PT Gravity Game Link	3,268	1,090	3,372	(374)
Gravity Game Tech Co., Ltd.	40,204	9,740	34,990	9,975
Gravity Game Arise Co., Ltd.	3,067	988	3,452	(505)
Gravity Game Hub PTE., Ltd.	4,846	2,726	4,352	(3,081)
Gravity Game Vision Limited(*2)	63,608	46,146	116,550	17,090
(*1) Amount before eliminating the intercompany transactions.
(*2) Gravity Game Vision Limited was established during 2022 and has been included as a subsidiary since then.

	2021
Subsidiaries	Total assets(*)	Total liabilities(*)	Revenue(*)	Profit(loss) For the year(*)
	(In millions of Korean won)
Gravity Interactive, Inc.	₩ 26,385	₩ 16,163	₩ 79,242	₩ 988
Gravity NeoCyon, Inc.	14,903	9,378	25,443	(111)
Gravity Communications Co., Ltd.	33,121	9,236	33,342	9,096
PT Gravity Game Link	2,916	318	2,462	(221)
Gravity Game Tech Co., Ltd.	25,591	5,666	28,346	5,496
Gravity Game Arise Co., Ltd.	3,912	2,167	3,258	159
Gravity Game Hub PTE., Ltd.	2,538	722	117	(1,110)
(*) Amount before eliminating the intercompany transactions.
2. Basis of Accounting
Basis of Preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”). These consolidated financial statements were authorized for issuance by the board of directors on April 27, 2023.
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
Critical Accounting Estimate
Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes.
i)Deferred Revenue
The Group sells virtual currency and items that can be used in mobile games to game users. For each game in each country, the Group estimates and applies the game user's life cycle in order to recognize revenue generated by micro-transactions. The game user's life cycle is estimated based on the average period from the game user's first payment date to the last access date for active paying game users. The Group considers a game user as an active user if the period between the time of the user’s most recent access of the game and the end of reporting period equals or is shorter than the estimated game users’ life cycle. For remaining virtual currency and items that active users own at period-end, the related revenue is deferred considering the items’ attributes. The group estimates the user’s life cycle by analyzing game users’ activity patterns such as payment and access and it periodically reviews if there is any change of these estimates.

3. New Standards and Interpretations Adopted During the Year and Resulting Changes in Accounting Policies
New and Amended Standards Adopted by the Group
The Group has applied the following standards and amendments for the first time for the annual reporting period commencing January 1, 2022.

Amendments to IFRS 3 - Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to be recognized in a business combination in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendment did not have a significant impact on the consolidated financial statements.

Amendments to IAS 16 - Property, Plant and Equipment – Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment did not have a significant impact on the consolidated financial statements.

Amendments to IAS 37 - Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts : Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendment did not have a significant impact on the consolidated financial statements.
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
The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. Acquisition-related costs are expensed as incurred.
The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit as a bargain purchase.
Intercompany transactions, balances and unrealized gains on transactions between consolidated companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Segment Reporting
Information of each operating segment is reported in a manner consistent with the internal business segment reporting provided to the chief operating decision-maker (Note 23). The CEO, as the chief operating decision-maker, is responsible for allocating resources and assessing performance of the operating segments.
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
Financial Assets
Classification
At initial recognition, the Group classifies its financial assets in the following measurement categories:
•measured at fair value through profit or loss
•measured at fair value through other comprehensive income ("FVOCI"), and
•measured at amortized cost.
The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.
For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when, its business model for managing those assets changes.

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
Measurement
At initial recognition, the Group measures a financial asset at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset for financial asset not at fair value through profit or loss. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.
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

•Fair value through other comprehensive income : Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or costs’ and impairment losses are presented in ‘other non-operating expenses’.

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
(ii) Equity instruments
The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments, which are held for long-term investment or strategic purpose, in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.
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
Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is charged to profit or loss.
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

Accounts receivables

Accounts receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components in which case they are recognized at fair value. Account receivables are subsequently measured at amortized cost using the effective interest method, less loss allowance.
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
Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Computer and other equipment	4 years
Furniture and fixtures	4 years
Vehicles	4 years
Leasehold improvements	(*)
Right-of-use assets	(*)
(*)The Group depreciates the Leasehold improvements and Right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term using the straight-line method.
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
i)As a Lessee
At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component by class of underlying asset.
The Group determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Group should consider a termination penalty in determining the period for which the contract is enforceable.
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
The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other income’.
Financial Liabilities
Classification and Measurement
The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not designated as a hedging instrument and an embedded derivative that is separated are also classified as held for trading.
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
Provisions and Contingencies
Provisions for legal claim and service warranties are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.
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
Whether the performance obligations are satisfied depends on the natures of virtual currency and in-game virtual items. Items are categorized into consumable, periodic, and permanent in-game virtual items.
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
i)Online Games

At the end of the reporting period, the Group defers the total amount of remaining virtual currency.
For consumable in-game virtual items, the related revenue is recognized when the in-game virtual item is consumed. The Group defers the revenue for remaining amounts of virtual items owned by active users within the estimated user life cycle at the end of the reporting period. For periodic in-game virtual items, the related revenue is recognized ratably over the effective period and the Group defers the revenue for remaining effective period. For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle.
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
Online and Mobile games - Royalties and License Fees
In connection with the Group’s online and mobile games, the Group enters into license agreement in connection with the right to access the intellectual property, such as game character images and stories. The Group considers that the agreement is a promise to provide a right to the customer to access the related IP because the Group undertakes activities that significantly affect the intellectual property to which the customer has rights, the rights granted by the license directly expose the customer to any positive or negative effects of the Group’s activities, and those activities do not result in the transfer of a good or a service to the customer as those activities occur. Therefore, the Group’s performance obligations in connection with these agreements are satisfied over time.
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
Incremental Costs of Obtaining Contract
The Group pays platform processing fees to operate mobile games on third party platforms. These fees are charged based on the game users’ purchases in cash, and considered as incremental cost of obtaining contracts with customers and therefore capitalized. The Group presents these costs as prepaid expense and amortizes them to costs of revenue at the same time when the related revenue of the services provided to the game users are recognized.

Earnings per Share
Basic earnings per share is calculated by dividing profit attributable to owners of the Parent by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding, increased by common stock equivalents. However, for the years ended December 31, 2022 and 2021, there have been no common stock equivalents outstanding.
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

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.
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
The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, The Group recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.
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

Standards Issued but not yet Effective
The following new standards are effective for annual periods beginning after January 1, 2022 and earlier application is permitted; however, the Group has not early adopted these new or amended standards in preparing these consolidated financial statements.
The following new or amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements.
•Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

•Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

•IFRS 17 Insurance Contracts

•Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

•Definition of Accounting Estimates (Amendments to IAS 8)
5. Cash and Cash Equivalents
(1)Cash and cash equivalents as of December 31, 2022 and 2021 consist of the follows:

	December 31, 2022		December 31, 2021
	(In millions of Korean won)
Deposits in banks	169,877		99,105
Total	₩	169,877	₩	99,105
(2)The Group does not have any restricted cash and cash equivalents as of December 31, 2022 and 2021.
6. Financial Instruments by Category
(1)Carrying amounts of financial instruments by category as of December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
Financial assets at amortized cost	(In millions of Korean won)
Cash and cash equivalents	₩ 169,877	₩ 99,105
Short-term financial instruments	167,000	143,000
Accounts receivable, net	77,257	52,615
Other receivables, net	12	6
Other current financial assets(*1)	3,370	598
Other non-current financial assets(*2)	1,676	3,019
Financial assets at fair value through profit or loss
Short-term financial instruments	—	5,000
Other non-current financial assets	500	—
Total	₩ 419,692	₩ 303,343
(*1) Other current financial assets consist of accrued income and deposits.
(*2) Other non-current financial assets consist of deposits.

	December 31, 2022	December 31, 2021
Financial liabilities at amortized cost	(In millions of Korean won)
Accounts payable (*)	₩ 70,170	₩ 36,864
Long-term accounts payable	374	729
Accrued expenses (*)	429	49
Other current liabilities	2,906	3,607
Other non-current liabilities	3,057	5,123
Total	₩ 76,936	₩ 46,372
(*)Accounts payable and accrued expenses that are not financial liabilities are excluded.
(2)Net income and expenses from financial instruments for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
Financial assets at amortized cost	(In millions of Korean won)
Interest income	₩ 4,496	₩ 1,355	₩ 1,088
Differences in foreign currency	2,101	2,135	(1,796)
Financial assets at fair value through profit or loss
Interest income	5	28	—
Financial liabilities at amortized cost
Interest expense	(127)	(115)	(186)
Differences in foreign currency	(1,301)	(821)	537
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

For the other financial instruments, the Group applied other valuation techniques such as discounted cash flow, etc.
7. Accounts and Other Receivables
(1)Accounts and other receivables as of December 31, 2022 and 2021 are as follows:

	December 31, 2022		December 31, 2021
	(In millions of Korean won)
Accounts receivable
Non-related party	₩	74,702	₩	48,050
Related party	2,874		5,254
Less : Loss allowance	(319)		(689)
Accounts receivables, net	₩	77,257	₩	52,615

	December 31, 2022		December 31, 2021
	(In millions of Korean won)
Other receivables
Non-related party	₩	145	₩	1,085
Related party	—		—
Less: Loss allowance	(5)		(5)
Other receivables, net	₩	140	₩	1,080
(2)Changes in the loss allowance of accounts and other receivables during the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
	(In millions of Korean won)
Accounts receivable
Beginning balance	₩ 689	₩ 579	₩ 165
Bad debt expenses	701	933	712
Reversal of allowance for doubtful accounts	—	(132)	(50)
Write-off	(1,071)	(691)	(248)
Ending balance	₩ 319	₩ 689	₩ 579

	2022	2021	2020
	(In millions of Korean won)
Other receivables
Beginning balance	₩ 5	₩ 5	₩ 4
Bad debt expenses	—	—	1
Reversal of allowance for doubtful accounts	—	—	—
Write-off	—	—	—
Ending balance	₩ 5	₩ 5	₩ 5

(3)Expected credit losses (ECLs) and credit risk exposures for accounts and other receivables as of December 31, 2022 and 2021 are as follows:
① Accounts receivables

As of December 31, 2022	Expected loss rate	Carrying amount	Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	0.1%	₩ 77,073	₩ 85
More than 90 days ~ Less than 180 days	18.2%	318	58
More than 180 days ~ Less than 270 days	46.6%	4	2
More than 270 days ~ Less than 1 year	82.3%	40	33
More than 1 year	100.0%	141	141
Total		₩ 77,576	₩ 319

As of December 31, 2021	Expected loss rate	Carrying amount	Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	0.1%	₩ 52,173	₩ 64
More than 90 days ~ Less than 180 days	0.1%	438	—
More than 180 days ~ Less than 270 days	73.2%	243	178
More than 270 days ~ Less than 1 year	98.8%	237	234
More than 1 year	100.0%	213	213
Total		₩ 53,304	₩ 689
② Other receivables

As of December 31, 2022	Expected loss rate	Carrying amount	Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	—%	₩ 140	₩ —
More than 90 days ~ Less than 180 days	—%	—	—
More than 180 days ~ Less than 270 days	—%	—	—
More than 270 days ~ Less than 1 year	—%	—	—
More than 1 year	100%	5	5
Total		₩ 145	₩ 5

As of December 31, 2021	Expected loss rate	Carrying amount	Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	—%	₩ 1,080	₩ —
More than 90 days ~ Less than 180 days	—%	—	—
More than 180 days ~ Less than 270 days	—%	—	—
More than 270 days ~ Less than 1 year	—%	—	—
More than 1 year	100%	5	5
Total		₩ 1,085	₩ 5
In assessing the recoverability of accounts receivable, the Group considers changes in the credit rating of accounts and other receivables from the commencement of the credit to the end of the reporting period.
The Group applies the simplified approach for account and other receivables to measure the loss allowance at an amount equal to lifetime expected credit losses. To measure the expected credit losses, account and other receivables are grouped based on credit risk characteristics and the duration of past due balances. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls. The Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes the Group’s historical experience and informed credit assessment that includes forward-looking information.
8. Property and Equipment
(1)Details of property and equipment as of December 31, 2022 and 2021 are as follows:

	December 31, 2022
	Acquisition price	Accumulated depreciation	Book amount
	(In millions of Korean won)
Computer and other equipment	₩ 6,381	₩ (5,268)	₩ 1,113
Furniture and fixture	1,787	(1,449)	338
Vehicle	9	(5)	4
Leasehold improvements	2,084	(1,357)	727
Right-of-use assets	16,197	(10,239)	5,958
Total	₩ 26,458	₩ (18,318)	₩ 8,140

	December 31, 2021
	Acquisition price	Accumulated depreciation	Book amount
	(In millions of Korean won)
Computer and other equipment	₩ 6,654	₩ (5,199)	₩ 1,455
Furniture and fixture	1,793	(1,413)	380
Vehicle	9	(3)	6
Leasehold improvements	1,935	(1,178)	757
Right-of-use assets	15,861	(7,121)	8,740
Total	₩ 26,252	₩ (14,914)	₩ 11,338
(2)Changes in property and equipment for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022
	Computer and other equipment	Furniture and fixture	Construction in progress	Vehicle	Leasehold improvements	Right-of- use assets	Total
	(In millions of Korean won)
Beginning balance	₩ 1,455	₩ 380	₩ —	₩ 6	₩ 757	₩ 8,740	₩ 11,338
Lease	—	—	—	—	—	(64)	(64)
Acquisitions/Capital expenditure	307	181	—	—	252	1,209	1,949
Depreciation	(657)	(222)	—	(2)	(266)	(3,998)	(5,145)
Disposals/Disposition/Removals	(1)	(2)	—	—	(10)	(45)	(58)
Reclassification	(6)	6	—	—	—	—	—
Foreign exchange differences	15	(5)	—	—	(6)	116	120
Ending balance	₩ 1,113	₩ 338	₩ —	₩ 4	₩ 727	₩ 5,958	₩ 8,140

	2021
	Computer and other equipment	Furniture and fixture	Construction in progress	Vehicle	Leasehold improvements	Right-of- use assets	Total
	(In millions of Korean won)
Beginning balance	₩ 1,380	₩ 310	₩ 128	₩ 8	₩ 132	₩ 5,737	₩ 7,695
Acquisitions/Capital expenditure	712	322	—	—	753	6,319	8,106
Depreciation	(648)	(249)	—	(2)	(223)	(3,448)	(4,570)
Disposals/Disposition/Removals	(15)	(3)	—	—	(44)	(63)	(125)
Reclassification	—	—	(128)	—	128	—	—
Foreign exchange differences	26	—	—	—	11	195	232
Ending balance	₩ 1,455	₩ 380	₩ —	₩ 6	₩ 757	₩ 8,740	₩ 11,338

	2020
	Computer and other equipment	Furniture and fixture	Construction in progress	Vehicle	Leasehold improvements	Right-of-use assets	Total
	(In millions of Korean won)
Beginning balance	₩ 1,057	₩ 443	₩ —	₩ —	₩ 217	₩ 4,946	₩ 6,663
Acquisitions/Capital expenditure	850	81	128	9	3	3,784	4,855
Depreciation	(529)	(213)	—	(1)	(83)	(2,957)	(3,783)
Disposals	(1)	(1)	—	—	(2)	(13)	(17)
Foreign exchange differences	3	—	—	—	(3)	(23)	(23)
Ending balance	₩ 1,380	₩ 310	₩ 128	₩ 8	₩ 132	₩ 5,737	₩ 7,695
(3)Classification of depreciation expenses in the statements of comprehensive income for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
	(In millions of Korean won)
Cost of revenues	₩ 2,028	₩ 2,102	₩ 2,123
Selling, general and administrative expenses	2,976	2,167	1,424
Research and development	141	301	236
Total	₩ 5,145	₩ 4,570	₩ 3,783
(4)As of the end of the reporting period, there are no property and equipment that are pledged as collateral for the Group’s debts.

9. Intangible Assets
(1)Details of intangible assets as of December 31, 2022 and 2021 are as follows:

	December 31, 2022
	(In millions of Korean Won)
	Acquisition price		Accumulated amortization(*)		Book Amount
Software	₩	16,284	₩	(14,346)	₩	1,938
Industrial property rights	1,215		(670)		545
Other intangible assets	6,160		(4,774)		1,386
Total	₩	23,659	₩	(19,790)	₩	3,869

	December 31, 2021
	(In millions of Korean Won)
	Acquisition price		Accumulated amortization(*)		Book Amount
Software	₩	14,491	₩	(13,227)	₩	1,264
Industrial property rights	1,083		(600)		483
Other intangible assets	6,264		(4,669)		1,595
Total	₩	21,838	₩	(18,496)	₩	3,342
(*)Accumulated amortization includes the amount of accumulated impairment loss.
(2)Changes in intangible assets for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022
	Software	Industrial property rights	Other intangible assets	Total
	(In millions of Korean won)
Beginning balance	₩ 1,264	₩ 483	₩ 1,595	₩ 3,342
Acquisitions/Capital expenditure	1,856	138	747	2,741
Amortization	(1,184)	(71)	(662)	(1,917)
Disposals	—	(5)	(5)	(10)
Impairment(*)	—	—	(293)	(293)
Foreign exchange differences	2	—	4	6
Ending balance	₩ 1,938	₩ 545	₩ 1,386	₩ 3,869
(*)The Group recognized Korean Won 293 million of impairment loss as carrying amount of the other intangible assets exceeded recoverable amount as of December 31, 2022.

	2021
	Software	Industrial property rights	Other intangible assets	Total
	(In millions of Korean won)
Beginning balance	₩ 2,234	₩ 332	₩ 797	₩ 3,363
Acquisitions/Capital expenditure	116	224	1,676	2,016
Amortization	(1,088)	(73)	(587)	(1,748)
Disposals	(15)	—	—	(15)
Impairment(*)	—	—	(281)	(281)
Foreign exchange differences	17	—	(10)	7
Ending balance	₩ 1,264	₩ 483	₩ 1,595	₩ 3,342

(*)The Group recognized Korean Won 281 million of impairment loss as carrying amount of the license exceeded recoverable amount as of December 31, 2021.

	2020
	Software	Industrial property rights	Other intangible assets	Total
	(In millions of Korean won)
Beginning balance	₩ 1,144	₩ 186	₩ 387	₩ 1,717
Acquisitions/Capital expenditure	1,986	185	725	2,896
Amortization	(897)	(39)	(201)	(1,137)
Disposals	—	—	—	—
Impairment(*)	—	—	(115)	(115)
Foreign exchange differences	1	—	1	2
Ending balance	₩ 2,234	₩ 332	₩ 797	₩ 3,363
(*)The Group recognized Korean Won 115 million of impairment loss as carrying amount of the license exceeded recoverable amount as of December 31, 2020.
(3)Classification of amortization in the statements of comprehensive income for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022		2021		2020
	(In millions of Korean won)
Cost of revenues	₩	719	₩	737	₩	479
Selling, general and administrative expenses	1,155		931		597
Research and development	43		80		61
Total	₩	1,917	₩	1,748	₩	1,137

10. Employee Benefits
The expenses recognized in relation to defined contribution plan for the years ended December 31, 2022, 2021 and 2020 are Won 2,181 million, Won 2,067 million and Won 1,968 million, respectively, and Won 28 million in relation to the defined benefit plan is recognized as other non-current liabilities as of December 31, 2022.
11. Commitments and Contingencies
As of December 31, 2022, the Parents Company has entered into license agreements with various third-party game developers to secure exclusive right to publish the games developed by the third-party developers. Upfront license fees paid are capitalized and recognized as other intangible assets and minimum guaranteed royalties are capitalized and recognized as other non-current asset. Purchase obligations for future payment related to above agreements as of December 31, 2022 and 2021 are Won 3,242 million and Won 2,335 million, respectively.
As of December 31, 2022, the Group benefited from payment guarantee of USD 658,500 from KB Kookmin Bank regarding overseas IP contracts.
As of December 31, 2022, the Group has been provided with a payment guarantee amounting to Won 2,105 million from Seoul Guarantee Insurance Co., Ltd.

12. Capital
(1)Details of common shares as of December 31, 2022 and 2021 are as follows:

	December 31, 2022		December 31, 2021
	(In Korean won and number of shares)
Number of authorized shares	40,000,000		40,000,000
Value per share	₩	500	₩	500
Number of shares issued	6,948,900		6,948,900
Common shares	₩	3,474,450,000	₩	3,474,450,000
(2)Details of capital surplus as of December 31, 2022 and 2021 are as follows:

	December 31, 2022		December 31, 2021
	(In millions of Korean won)
Additional paid in capital	₩	25,292	₩	25,292
Other capital surplus	1,806		1,806
Total	₩	27,098	₩	27,098
(3)Details of other components of equity as of December 31, 2022 and 2021 are as follows:

	December 31, 2022		December 31, 2021
	(In millions of Korean won)
Factors for re-measurement of defined benefit liabilities	₩	(4)	₩	(2)
Foreign currency translation adjustments	2,479		2,182
Total	₩	2,475	₩	2,180
(4)Details of retained earnings as of December 31, 2022 and 2021 are as follows:

	December 31, 2022		December 31, 2021
	(In millions of Korean won)
Unappropriated retained earnings	₩	296,480	₩	213,318
(5)According to the Parent company's Articles of Incorporation, the Parent company may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as of December 31, 2022 and 2021.

13. Revenue from Contracts with Customers
(1)Details of revenue from contracts with customers based on the service contract type and the timing of satisfaction of performance obligations are as follows:

	2022	2021	2020
	(In millions of Korean won)
Service contract
Micro-transaction revenue
Online game	₩ 80,147	₩ 64,382	₩ 76,110
Mobile game	261,622	164,646	251,960
	341,769	229,028	328,070
Royalties and license fees
Online game	9,109	10,988	13,435
Mobile game	97,150	155,518	46,364
	106,259	166,506	59,799

Others	15,590	18,404	18,084
	463,618	413,938	405,953
Timing of satisfaction of performance obligations
At a point in time	25	8	—
Over time	463,593	413,930	405,953
	₩ 463,618	₩ 413,938	₩ 405,953
(2)Accounts receivables, incremental costs of obtaining a contract, and contract liabilities related to contracts with customers as of December 31, 2022 and 2021 are as follows:

	2022	2021
	(In millions of Korean won)
Accounts receivable	₩ 77,257	₩ 52,615
Incremental costs of obtaining a contract (Prepaid expenses)	1,722	861
Contract liabilities (Deferred revenue)	18,574	13,579
Micro-transaction revenue	16,788	12,622
Royalties and license fees	101	116
Website and application development	1,685	841
(3)The amount of revenue recognized from previous period’s contract liabilities satisfied during the year ended December 31, 2022 and 2021 are Won 12,622 million and Won 12,886 million in Micro-transaction revenue; Won

18 million and Won 206 million in Royalties and license fees and Won 840 million and Won 600 million in Website and application development, respectively.
(4)Transaction price allocated to unsatisfied performance obligations as of December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
	(In millions of Korean won)
Micro-transaction revenue
Online game	₩ 9,918	₩ 9,374	₩ 8,418
Mobile game	6,869	3,248	4,468
	16,787	12,622	12,886
Royalties and license fees
Online game	49	96	286
Mobile game	52	21	21
	101	117	307

Website and application development	1,686	840	600
Total	₩ 18,574	₩ 13,579	₩ 13,793
The Group’s management expects to recognize 99.8% (Won 18,543 million) of the transaction price allocated to contracts that have not been performed as of December 31, 2022 as revenue within 12 months. The remaining 0.2% (Won 31 million) is expected to be recognized as revenue thereafter. The amounts disclosed above do not include variable consideration which is constrained.
(5)Details of incremental costs of obtaining a contract recognized as assets as of and for the years ended December 31, 2022 and 2021 are as follows:

	December 31, 2022		December 31, 2021
	(In millions of Korean won)
Incremental costs of obtaining a contract	₩	1,722	₩	861
Details of incremental costs of obtaining a contract recognized as cost of revenues as of December 31, 2022, 2021 and 2020 are as follows:

	2022		2021		2020
	(In millions of Korean won)
Incremental costs of obtaining a contract recognized as cost of revenues	₩	861	₩	1,277	₩	998

14. Classification of Expenses by Nature
Details of classification of expenses by nature for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
	(In millions of Korean won)
Advertising expenses	₩ 29,898	₩ 35,948	₩ 30,084
Fees and commissions	259,024	215,613	230,412
Lease expenses	1,179	1,125	920
Outsourcing expenses	11,415	12,997	9,500
Salaries	40,315	35,532	32,340
Expenses related to defined contribution plans	2,255	2,090	2,030
Employee benefits	3,895	3,390	3,329
Depreciation	5,145	4,570	3,783
Amortization	1,917	1,748	1,137
Other expenses	3,733	3,361	2,944
Total	₩ 358,776	₩ 316,374	₩ 316,479

Total expenses consist of cost of sales, selling, general and administrative expenses and research and development.
15. Selling, General and Administrative Expenses
Details of the selling, general and administrative expenses for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
	(In millions of Korean won)
Advertising expenses	₩ 29,898	₩ 35,948	₩ 30,084
Fees and commissions	15,909	13,959	13,928
Lease expenses	646	530	460
Salaries	17,598	15,491	11,761
Expenses related to defined contribution plans	783	729	585
Employee benefits	1,972	1,598	1,419
Depreciation	2,976	2,166	1,424
Amortization	1,155	930	597
Other expenses	6,677	4,280	2,142
Total	₩ 77,614	₩ 75,631	₩ 62,400
16. Other Income and Expenses
(1)Details of other income for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022		2021		2020
	(In millions of Korean won)
Gain on disposal of property and equipment	₩	15	₩	7	₩	—
Reversal of other bad debt allowances	—		—		2
Miscellaneous gain	590		600		656
Total	₩	605	₩	607	₩	658

(2)Details of other expenses for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
	(In millions of Korean won)
Loss on retirement and disposal of property and equipment	₩ —	₩ 57	₩ —
Impairment loss on intangible assets	293	281	115
Impairment loss on other non-current assets (*)	177	1,087	1,456
Donation	—	1	13
Loss on retirement and disposal of intangible assets	4	—	—
Miscellaneous loss	265	26	180
Total	₩ 739	₩ 1,452	₩ 1,764
(*)The Group recognized an impairment loss as the recoverable amount was less than the book value of minimum guaranteed royalties for the game in service.
17. Finance Income and Costs
Details of finance income and costs for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022		2021		2020
	(In millions of Korean won)
Finance income
Interest income	₩	4,501	₩	1,383	₩	1,088
Unrealized foreign currency gain	689		134		321
Gain on foreign currency transactions	10,763		3,751		2,067
Total	₩	15,953	₩	5,268	₩	3,476
Finance costs
Unrealized foreign currency loss	₩	1,311	₩	211	₩	682
Loss on foreign currency transactions	9,341		2,360		2,965
Interest expense	127		115		186
Total	₩	10,779	₩	2,686	₩	3,833

18. Income Tax Expense
(1)Details of income tax expense for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022		2021		2020
	(In millions of Korean won)
Current tax on profit for the year
Current year	₩	27,932	₩	29,903	₩	21,383
Adjustments recognized related to prior period incomes	—		1,647		—
Deferred tax expense
Change in net deferred tax assets	(1,108)		1,871		4,072
Income tax expense	₩	26,824	₩	33,421	₩	25,455

(2)The differences between the tax expense on the Group’s profit before tax and the amount that would arise using the statutory tax rate applicable to profits of the entities for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
	(In millions of Korean won)
Profit before income tax	₩ 109,882	₩ 99,301	₩ 88,011
Income tax using the statutory tax rate of each country	23,951	25,957	19,828
Adjustments
Expenses not deductible for tax purpose	7	11	20
Foreign tax credits	5,028	4,500	3,223
Changes in estimates related to prior period	—	—	11
Utilization of previously unrecognized loss carried forward	(239)	—	(412)
Adjustments recognized related to prior period incomes	—	1,647	—
Tax credit	(2,131)	(765)	(1,022)
Additional tax for insufficient investments in designated areas	1,085	487	668
Changes in deferred tax liabilities related to investment in subsidiaries	(1,101)	1,351	2,577
Others	224	233	562
Total adjustments	2,873	7,464	5,627
Income tax expense	₩ 26,824	₩ 33,421	₩ 25,455
Effective tax rate	24%	34%	29%
(3)Details of the changes in deferred income tax assets (liabilities) for the years ended December 31, 2022 and 2021 are as follows:

	2022
	Beginning balance	Increase (decrease)	Ending balance
	(In millions of Korean won)
Deferred income tax on temporary differences
Property and equipment	₩ 34	₩ 4	₩ 38
Intangible assets	398	44	442
Other non-current assets	530	(328)	202
Accounts payables	1,404	297	1,701
Accrued expenses	192	41	233
Deferred revenue	311	(217)	94
Allowance for doubtful account	367	(68)	299
Other non-current liabilities	75	6	81
Lease	(43)	13	(30)
Investments in subsidiaries	(3,759)	968	(2,791)
Others	(2)	(276)	(278)
Sub Total	(494)	485	(9)
Deferred tax due to carry-forward deficits	135	624	759
Deferred tax due to tax credit carry-forward	2,078	—	2,078
Deferred tax assets (*)	1,719	3,941	5,660
Deferred tax liabilities	₩ —	₩ (2,832)	₩ (2,832)

	2021
	Beginning balance	Increase (decrease)	Ending balance
	(In millions of Korean won)
Deferred income tax on temporary differences
Property and equipment	₩ 12	₩ 22	₩ 34
Intangible assets	402	(5)	398
Other non-current assets	505	25	530
Accounts payables	1,469	(65)	1,404
Accrued expenses	177	15	192
Deferred revenue	497	(186)	311
Allowance for doubtful account	285	82	367
Other non-current liabilities	46	29	75
Lease	8	(51)	(43)
Investments in subsidiaries	(2,577)	(1,182)	(3,759)
Others	43	(45)	(2)
Sub Total	867	(1,361)	(494)
Deferred tax due to carry-forward deficits	—	135	135
Deferred tax due to tax credit carry-forward	2,723	(645)	2,078
Deferred tax assets (*)	₩ 3,590	₩ (1,871)	₩ 1,719
(*) The future realizability of deferred tax assets is reassessed by taking into consideration various factors such as the each entity's performance, the overall economic environment and industry outlook, expected future earnings and deductible period of tax credits carry-forward and carry-forward deficits. As of December 31, 2022, the Group has recognized deferred tax assets related to temporary differences, tax loss carryforward and tax credit carryforwards, which can be utilized based on the likelihood of each entity's future taxable income. This amount may change if the estimate of future taxable income changes.
(4)Details of unused tax loss carryforwards and unused tax credit carryforwards that are not recognized as deferred income tax assets as of December 31, 2022 are as follows:

Year of expiration	Unused loss carryforwards	Unused tax credit carryforwards
2024	₩ 2,585	₩ —
2025	1,421	160
2026	2,003	175
2027	352	163
After 2027	9,057	1,614
Total	₩ 15,418	₩ 2,112
(5) As of December 31, 2022 and 2021, the Group did not recognize deferred income tax asset for the temporary difference of Won 22,409 million and Won 15,508 million relating to investments in subsidiaries as it is not probable such temporary differences can be utilized in the foreseeable future.

(6) The deferred tax relating to items that are charged or credited directly to equity for the years ended December 31, 2022 and 2021, is as follows:

	December 31, 2022	December 31, 2021
	(In millions of Korean won)
Deferred tax assets
- Deferred tax assets to be recovered after more than 12 months	₩ 1,935	₩ 1,422
- Deferred tax assets to be recovered within 12 months	5,075	5,294
Sub-total	7,010	6,716
Deferred tax liabilities
- Deferred tax liabilities to be recovered after more than 12 months	(3,124)	(3,776)
- Deferred tax liabilities to be recovered within 12 months	(1,058)	(1,221)
Sub-total	(4,182)	(4,997)
Deferred tax assets (liabilities), net	₩ 2,828	₩ 1,719

19. Earnings per Share
Basic earnings per share is calculated by dividing the profit attributable to owners of the Parent by the weighted average number of common shares outstanding each year.
(1)Basic earnings per share

	2022		2021		2020
	(In millions of Korean won, except per share data)
Profit attributable to owners of the Parent	₩	83,162	₩	65,947	₩	62,703
Weighted average outstanding shares of common shares	6,948,900		6,948,900		6,948,900
Basic earnings per share	₩	11,968	₩	9,490	₩	9,023
(2)Diluted earnings per share
As of and for the years ended December 31, 2022, 2021 and 2020, the Group does not have dilutive potential ordinary shares outstanding. Accordingly, the diluted earnings per share for the years ended December 31, 2022, 2021 and 2020 are the same as the basic earnings per share.

20. Statements of Cash Flows
(1)Cash generated from operations for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
	(In millions of Korean won)
Profit for the year	₩ 83,058	₩ 65,880	₩ 62,556
Depreciation expense	5,145	4,570	3,783
Amortization expense	1,917	1,748	1,137
Bad debt expenses	701	933	713
Unrealized foreign currency loss	1,311	211	682
Interest expense	127	115	186
Loss on disposal of property and equipment	—	57	—
Impairment loss on intangible assets	293	281	115
Impairment loss on other non-current assets	177	1,087	1,456
Post-employment benefit expense (Reversal of allowance for retirement benefit)	66	23	62
Income tax expense	26,824	33,421	25,455
Unrealized foreign currency gain	(689)	(134)	(321)
Interest income	(4,501)	(1,383)	(1,088)
Gain on disposal of property and equipment	(15)	(7)	—
Reversal of allowance for doubtful accounts	—	(132)	(50)
Others	6	(214)	—
Change in accounts receivable	(38,199)	5,530	(29,116)
Change in other receivables	899	(1,082)	60
Change in prepaid expenses	(104)	(3,296)	(2,134)
Change in prepayment	(1,641)	2,165	(2,755)
Change in other current assets	34	243	622
Change in other non-current assets	218	144	2,255
Change in accounts payable	43,900	(8,512)	15,510
Change in deferred revenue	4,915	1,185	3,332
Change in withholdings	(631)	686	1,218
Change in accrued expenses	547	118	181
Change in other current liabilities	301	34	(1,256)
Change in other non-current liabilities	15	(99)	(868)
Total	₩ 124,674	₩ 103,572	₩ 81,735
(2)Significant non-cash transactions for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
	(In millions of Korean won)
Reclassification of prepayment to intangible assets	₩ 64	₩ 219	₩ 72
Increase of accounts payable relating to the acquisition of software	609	667	1,144
Acquisitions of right-of-use assets	1,209	6,055	3,784

(3)Changes in liabilities arising from financing activities for the year ended December 31, 2022 and 2021 are as follows:

	2022	2021
	(In millions of Korean won)
Beginning of the year	₩ 8,730	₩ 5,900
Cash flows used in financing activities – Payment of lease liabilities	(3,918)	(3,648)
Cash flows from operating activities – Interest paid	(122)	(111)
Non-cash transactions
Acquisitions – leases	1,209	6,055
Interest expense	122	111
Others	(124)	—
Translation difference	66	423
Ending of the year	₩ 5,963	₩ 8,730

21. Lease
The Group leases offices, vehicles and others. The leases typically run for a period of 1 ~5 years, with an option to renew or terminate the lease after that date. There are no restrictions or covenants imposed to leases, but the lease assets shall not be provided as collateral for borrowings.
(1)Details of right-of-use assets and lease liabilities recognized in the consolidated statements of financial position as of December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
	(In millions of Korean won)
Right-of-use assets(*1)
Offices	₩ 5,067	₩ 6,698
Vehicles	65	292
Others	826	1,750
Total	₩ 5,958	₩ 8,740
Lease liabilities(*2)
Current	2,906	3,607
Non-current	3,057	5,123
Total	₩ 5,963	₩ 8,730
(*1)Right-of-use assets are included in the ‘Property and equipment’ in the consolidated statement of financial position.
(*2)Lease liabilities are included in the ‘Other current liabilities’ and ‘Other non-current liabilities’ in the consolidated statement of financial position.
(2)Changes in right-of-use assets for the years ended December 31, 2022 and 2021 are as follows:

	2022
	Offices	Vehicles	Others	Total
	(In millions of Korean won)
Balance as of January 1, 2021	₩ 6,698	₩ 292	₩ 1,750	₩ 8,740
Depreciation	(2,549)	(231)	(1,218)	(3,998)
Reassessment	1	(52)	(13)	(64)
Acquisitions	923	55	231	1,209
Disposals	(45)	—	—	(45)
Translation difference	39	1	76	116
Balance as of December 31, 2022	₩ 5,067	₩ 65	₩ 826	₩ 5,958

	2021
	Offices	Vehicles	Others	Total
	(In millions of Korean won)
Balance as of January 1, 2020	₩ 3,904	₩ 102	₩ 1,731	₩ 5,737
Depreciation	(2,078)	(187)	(1,183)	(3,448)
Reassessment	2,018	—	1	2,019
Acquisitions	2,731	378	1,191	4,300
Disposals	(61)	(2)	—	(63)
Translation difference	184	1	10	195
Balance as of December 31, 2021	₩ 6,698	₩ 292	₩ 1,750	₩ 8,740
(3)Details of amounts recognized in the consolidated statements of profit or loss for the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
	(In millions of Korean won)
Interest expense relating to lease liabilities (included in finance cost)	₩ 122	₩ 111
Expense relating to short-term leases	45	117
Expense relating to leases of low-value assets excluding short-term leases	23	21
(4)Details of amounts recognized in the consolidated statements of Cash flows for the years ended December 31, 2022 and 2021 are as follows:

	2022		2021
	(In millions of Korean won)
Total cash outflows of leases	₩	4,107	₩	3,897

22. Financial Risk Management
The Group’s operating activities expose itself to a variety of financial risks: market risk, credit risk and liquidity risk from which the Group’s risk management program focuses on minimizing any adverse effects on its financial performance. The Group operates financial risk management policies and programs that closely monitor and respond to each risk factor.
(1)Capital Risk Management
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so the Group can continue to provide returns and benefits for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Group monitors capital on the basis of the debt ratio. This ratio is calculated as total debt divided by total capital. The debt ratios as of December 31, 2022 and 2021 are as follows:

	2022	2021
	(In millions of Korean won)
Total liabilities	₩ 113,914	₩ 80,685
Total equity	330,180	246,841
Debt ratio	35%	33%

(2)Market risk
(a)Foreign exchange risk
The Group is exposed to foreign exchange risk arising from royalty revenues and commission payment primarily with respect to the US dollar. The Group’s financial assets and liabilities are exposed to foreign currency risk as of December 31, 2022 and 2021 are as follows:

	December 31, 2022
	Assets in foreign currency	Liabilities in foreign currency	Assets in Korean Won	Liabilities in Korean Won

	(Individual amounts in each foreign currency)		(In millions of Korean won)
USD	50,865,141	8,528,692	₩ 64,351	₩ 10,832
JPY	517,431,793	55,296,530	4,932	527
EUR	25,839	37,607	35	51
IDR	12,955,000	703,608,946	1	57
THB	28,510	7,379	1	—
VND	9,270,000	3,243,600	—	—
Total			₩ 69,320	₩ 11,467

	December 31, 2021
	Assets in foreign currency	Liabilities in foreign currency	Assets in Korean Won	Liabilities in Korean Won

	(Individual amounts in each foreign currency)		(In millions of Korean won)
USD	28,112,919	13,921,628	₩ 33,328	₩ 16,504
JPY	690,658,516	88,019,006	7,115	907
EUR	356,541	41,564	479	56
IDR	12,955,000	3,103,944	1	—
THB	28,510	7,379	1	—
TWD	9,521,305	—	408	—
VND	9,270,000	3,243,600	—	—
Total			₩ 41,332	₩ 17,467
The Group measures foreign exchange risk as a 10% fluctuation in the exchange rate of each foreign currency, which reflects the management's assessment of the risk of exchange rate fluctuation that can be reasonably occur. The impact of a 10% fluctuation in foreign currency exchange rates on the Group’s monetary assets and liabilities as of December 31, 2022 and 2021 are as follows:

	December 31, 2022				December 31, 2021
	Increased by 10%		Decreased by 10%		Increased by 10%		Decreased by 10%

	(In millions of Korean won)
USD	₩	5,352	₩	(5,352)	₩	1,682	₩	(1,682)
JPY	440		(440)		621		(621)
Others	(7)		7		83		(83)
Total	₩	5,785	₩	(5,785)	₩	2,386	₩	(2,386)
The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency as of the end of the reporting period.
(b)Interest rate risk
There are no borrowings under variable interest rate conditions as of December 31, 2022 and 2021.

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
The carrying amount of a financial asset represents the maximum exposure to credit risk. The maximum exposure to credit risk of the Group as of December 31, 2022 and 2021 are as follows.

	December 31, 2022	December 31, 2021

	(In millions of Korean won)
Cash and cash equivalents	₩ 169,877	₩ 99,105
Short-term financial instruments	167,000	148,000
Accounts receivable, net	77,257	52,615
Other receivables, net	12	6
Other current financial assets	3,370	598
Other non-current financial assets	2,176	3,019
Total	₩ 419,692	₩ 303,343
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

	December 31, 2022
	Carrying value		Less than 3 months		3 months ~ 1 year		1~2 years		2~3 years		3~5 years		Total

	(In millions of Korean won)
Accounts payable	₩	70,544	₩	69,803	₩	367	₩	374	₩	—	₩	—	₩	70,544
Accrued expense	429		429		—		—		—		—		429
Other liabilities (*)	5,963		1,016		2,023		2,476		617		—		6,132
Total	₩	76,936	₩	71,248	₩	2,390	₩	2,850	₩	617	₩	—	₩	77,105
(*)Other liabilities as at December 31, 2022 consist of lease liabilities.

	December 31, 2021
	Carrying value		Less than 3 months		3 months ~ 1 year		1~2 years		2~3 years		3~5 years		Total

	(In millions of Korean won)
Accounts payable	₩	37,593	₩	28,907	₩	7,958	₩	728	₩	—	₩	—	₩	37,593
Accrued expense	49		49		—		—		—		—		49
Other liabilities (*)	8,730		988		2,715		2,602		2,135		461		8,901
Total	₩	46,372	₩	29,944	₩	10,673	₩	3,330	₩	2,135	₩	461	₩	46,543

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
The reportable segments of the Group are in line with the organizational structure and CEO’s review of operations, and include mobile, online and others.
The accounting policies of the operating segments are the same as those described in the significant accounting policies.
The Group assesses the performance of its operating segments based on its operating profit or loss, which does not differ from operating profit reported on the consolidated statement of comprehensive income except for inter-segment transactions. Total assets and liabilities for each segment are not reported to CODM. The segment information for the years ended December 31, 2022, 2021 and 2020.

	2022
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 107,326	₩ 404,362	₩ 21,740	₩ 533,428
Elimination of intersegment revenue	(18,069)	(45,591)	(6,150)	(69,810)
Consolidated net revenue	89,257	358,771	15,590	463,618
Depreciation/Amortization	1,349	1,873	3,840	7,062
Segment operating profit (*)	45,832	58,357	519	104,708

	2021
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 90,123	₩ 346,928	₩ 23,417	₩ 460,468
Elimination of intersegment revenue	(14,753)	(26,764)	(5,013)	(46,530)
Consolidated net revenue	75,370	320,164	18,404	413,938
Depreciation/Amortization	1,975	1,875	2,468	6,318
Segment operating profit (*)	31,271	64,837	611	96,719

	2020
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 107,949	₩ 336,326	₩ 22,333	₩ 466,608
Elimination of intersegment revenue	(18,404)	(38,002)	(4,249)	(60,655)
Consolidated net revenue	89,545	298,324	18,084	405,953
Depreciation/Amortization	1,609	1,823	1,488	4,920
Segment operating profit (*)	43,629	44,446	293	88,368
(*) Other profit or loss items that do not constitute operating profit are not separately disclosed because they are not reviewed by the chief operating decision maker by operating segment.

(2)Revenue from external customers by country for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
	(In millions of Korean won)
Korea	₩ 46,719	₩ 73,751	₩ 109,895
Taiwan	175,664	77,462	100,049
Japan	26,133	40,259	22,500
The United States of America	33,697	20,894	20,659
Thailand	75,498	94,475	59,086
The Philippines	26,003	20,173	23,690
Indonesia	5,472	10,723	12,729
Hongkong	24,397	7,648	201
Malaysia	24,830	30,422	23,121
Other	25,205	38,131	34,023
Total	₩ 463,618	₩ 413,938	₩ 405,953
Revenue was attributed to the country based on the customer’s location and royalty revenue was attributed to the country where the end user's payment was made.
Non-Current assets by geographical regions as of December 31, 2022, 2021 and 2020 are as follows:

	December 31, 2022		December 31, 2021		December 31, 2020
	(In millions of Korean won)
Domestic	₩	9,183	₩	10,884	₩	7,612
Overseas	5,309		5,769		5,481
Total	₩	14,492	₩	16,653	₩	13,093
The amounts are exclusive of financial assets and deferred tax assets.
(3)Won 76,581 million, or 16.5% of revenue, came from one major customer in the mobile segment for the year ended December 31, 2022.
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
(2)Account balances with related parties
Balances of receivables and payables to related parties as of December 31, 2022 and 2021 are as follows:

		December 31, 2022				December 31, 2021
Related party	Name of entity	Receivables		Payables		Receivables		Payables
Parent company	Gung-Ho Online Entertainment, Inc.	₩	2,874	₩	3	₩	5,254	₩	7
Other company	GungHo Online Entertainment America	—		30		—		—
	Total	₩	2,874	₩	33	₩	5,254	₩	7

(3)Transactions with related parties
The details of transaction with related parties for the years ended December 31, 2022, 2021 and 2020 are as follows:

		2022				2021				2020
Related party	Name of entity	Revenue		Purchases		Revenue		Purchases		Revenue		Purchases
		(In millions of Korean won)
Parent company	Gung-Ho Online Entertainment, Inc.	₩	25,741	₩	20	₩	36,647	₩	55	₩	21,833	₩	211
Other company	GungHo Online Entertainment America	—		42		—		—		—		—
	Total	₩	25,741	₩	62	₩	36,647	₩	55	₩	21,833	₩	211
(4)Other transactions with related parties
No financing transactions were made with related parties for the years ended December 31, 2022, 2021 and 2020.
(5)Key management personnel compensation
The compensation for the key management personnel (registered directors), for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022		2021		2020
	(In millions of Korean won)
Salaries	₩	1,503	₩	1,472	₩	1,177