Form 20-F
period 2023-12-31
GRAVITY Co., Ltd.
filed 2024-04-26
CIK 1313310

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________________
Form 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Shares, par value Won 500: 6,948,900 as of December 31, 2023.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
•“China” or the “PRC” are to the People’s Republic of China (excluding, for the purposes of this Annual Report, Taiwan, Hong Kong, and Macau, unless specifically indicated otherwise);
•“Chinese Yuan” are to the currency of China;
•“EUR” or “Euro” are to the currency of the Eurozone consisting of Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Portugal, Slovakia, Slovenia, and Spain;
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
•“SGD” or “S$” are to the currency of Singapore;
•“Taiwan” are to Taiwan, the Republic of China;
•“Thai Baht” or “THB฿” are to the currency of the Kingdom of Thailand;
•“US$,” “U.S. dollar,” or “Dollar” are to the currency of the United States of America; and
•“Won,” “Korean Won,” or “W” are to the currency of Korea.
For your convenience, and unless otherwise stated, this Annual Report contains translations of certain Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 29, 2023, which was Won 1,290.97 to US$ 1.00. No assurance is given that any Won or Dollar amounts could have been or may now be converted into Dollars or Won, as the case may be, at such rate, or any other rate, or at all.
Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD‑LOOKING STATEMENTS
This Annual Report for the year ended December 31, 2023 contains “forward‑looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act.” The forward‑looking statements are based on our current expectations, assumptions, estimates, and projections about us and our industry, and are subject to various risks and uncertainties. Generally, these forward‑looking statements can be identified by the use of forward‑looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “predict,” “project,” “continue,” and variations of these words, similar expressions, or that certain events, actions or results “will,” “may,” “might,” “should,” “would,” or “could” occur, be taken or be achieved.
Forward‑looking statements include, but are not limited to, the following:
•future prices of and demand for our products;
•future earnings and cash flow;
•estimated development and commercial launch schedule of our games in development;
•our ability to attract new customers and retain existing customers;
•the expected growth of the Korean and worldwide online and mobile gaming industries;
•the effect that economic, political, or social conditions in Korea have on the revenue generated from our online or mobile game products and our results of operations;
•the effect that any global financial crisis or global economic recession will or may have on our business prospects, financial condition, and results of operations; and
•our future business development and prospects, results of operations, and financial condition.
We caution you not to place undue reliance on any forward‑looking statement, each of which involves risks and uncertainties. Although we believe that the assumptions on which our forward‑looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward‑looking statements based on those assumptions could be incorrect. All forward‑looking statements are based on our management’s current expectations, assumptions, estimates, and projections of future events and are subject to a number of factors that could cause actual results to differ materially from those described in the forward‑looking statements. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; changes in customer preference and popular culture, and trends, including mobile or online gaming culture; political changes; global economic events including, but not limited to, the global social, political, and economic impact of the spread of coronavirus, a significant downturn in the global economic and financial markets, and a tightening of the global credit markets; changes in business and economic conditions; fluctuations in foreign exchange rates; fluctuations in the prices of our products; decreasing consumer confidence and slowing of economic growth generally; and other risks and uncertainties that are more fully described under the heading “Risk Factors” in this Annual Report, and elsewhere in this Annual Report. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward‑looking statements. Except as required by law, we undertake no obligation to update or revise any forward‑looking statements, whether as a result of new information, future events or otherwise. All subsequent forward‑looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
ITEM 3.A. RESERVED
ITEM 3.B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
ITEM 3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
ITEM 3.D. RISK FACTORS
You should carefully consider the risks described in this section, together with all of the other information included in this Form 20-F, in evaluating us and our shares. The following risk factors could adversely affect our business, financial condition, results of operations, and the price of our shares.
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
•If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online and mobile games, our business, financial condition, and results of operations may be materially and adversely affected.
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
•To continue to be successful, we must leverage the global connectivity and distribution of mobile platforms, and our relationships with mobile platform providers, which in many cases have the unilateral ability to amend their policies and terms and conditions for applications and developers.
•We publish games developed by third parties, which exposes us to a number of potential operational, legal, and reputational risks.

•Unexpected network interruptions, security breaches, or computer virus attacks could harm our business and reputation.
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
Risks relating to our Regulatory Environment
•Our online and mobile operations and businesses are subject to laws, rules, and regulations in the countries in which our games are distributed, such as Korea, Taiwan, Thailand, the Philippines, Japan, and the United States, changes to which are difficult to predict, and uncertainties in interpretation and enforcement of the laws, rules, and regulations in such countries may limit the protections available to us.
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
•Adverse changes in the withholding tax rates in the countries from which we receive license fees and royalties and adverse changes in our ability to realize deferred tax assets could adversely affect our net profit.
•Changes in tax laws, regulations, or interpretations thereof, including changes to tax rates, may adversely affect our financial statements and tax position.
Risks relating to our Market Environment
•Our businesses and partnerships may be affected by geopolitical tensions between China and the United States.
•Our businesses may be adversely affected by developments affecting the economies of the countries in which our games are distributed.
•Fluctuations in exchange rates could result in foreign currency exchange losses.
Risks relating to our American Depositary Shares
•If we fail to achieve and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results or do so on a timely basis and our ability to prevent or detect fraud may be reduced and investor confidence and the market price of our ADSs may be adversely affected.
•The public shareholders of our ADSs may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

RISKS RELATING TO OUR BUSINESS
We currently depend on our main game, Ragnarok Online, and games developed from Ragnarok Online, for a significant portion of our revenues.

A significant portion of our revenues has been and is currently derived from Ragnarok Online and other games developed based on the contents of Ragnarok Online, including our mobile game, Ragnarok Origin, Ragnarok X: Next Generation and Ragnarok M: Eternal Love. In 2023 and 2022, we derived Won 77,660 million (US$ 60,156 thousand) and Won 86,743 million in revenues from Ragnarok Online, respectively, representing approximately 10.7% and 18.7% of our total revenues for such periods. We derived Won 632,213 million (US$ 489,719 thousand) and Won 358,599 million in revenues from the games developed based on the contents of Ragnarok Online in 2023 and 2022, respectively, representing approximately 87.1% and 77.3% of our total revenues for such periods. In 2023 and 2022, our mobile game, Ragnarok Origin, represented 62.3% of our total revenues, or Won 451,887 million (US$ 350,037 thousand), and 35.5% of our total revenues, or Won 164,787 million, Ragnarok X: Next Generation, our mobile game, represented 13.7% of our total revenues, or Won 99,321 million (US$ 76,935 thousand), and 16.7% of our total revenues, or Won 77,278 million, respectively. Ragnarok M: Eternal Love, our mobile game, represented 9.6% of our total revenues, or Won 69,773 million (US$ 54,047 thousand), and 20.1% of our total revenues, or Won 93,203 million in 2023 and 2022, respectively.
Ragnarok Online has been on the market for 22 years and has reached maturity in most of our principal markets. The Company has continually maintained, improved, and updated Ragnarok Online and developed new games based on Ragnarok Online. If we fail to maintain, improve, update, or enhance Ragnarok Online in a timely manner or fail to successfully develop new games based on Ragnarok Online, this is likely to lead to a decline in the user base of games developed from the contents of Ragnarok Online, which in turn is likely to lead to a material decline in our subscription revenues, royalties and mobile revenue. This would likely materially and adversely affect our business, financial condition and results of operations.
If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online and mobile games, our business, financial condition and results of operations may be materially and adversely affected.
In order to grow our revenues and net income, we must retain our existing users and attract new users by developing, acquiring, licensing, launching, marketing, or operating other commercially successful online and mobile games. In addition to Ragnarok Online, we currently offer five other online games: Ragnarok Online II, Requiem Online, R.O.S.E. Online, Dragonica (which is also known as Dragon Saga in the United States, Canada and South America except for Brazil), and Ragnarok Landverse. None of our other online games to date has proven to be as commercially successful as Ragnarok Online.
In 2023, mobile games represented 86.8% of our total revenues, with one mobile game, Ragnarok Origin, representing 62.3% of our total revenues. Mobile games are played on mobile devices and smartphones, including Google Android compatible phones, the Apple iPhone, other feature phones, and tablet computers. Following a 2015 development agreement with Shanghai The Dream Network Technology Co., Ltd. (“Dream Square”) to develop and distribute two mobile games based on the contents of Ragnarok Online, we launched six mobile games developed by Dream Square (by itself and through certain third-party subcontractors), all of which are based on the contents of Ragnarok Online. For additional information, see ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Mobile games.” Although we have achieved significant commercial success after publishing these mobile games in 2017, there is no guarantee that we will continue to be successful in the mobile game publishing business, and our revenues from mobile game publishing could decline over time.
Our revenues from mobile games increased by 75.5% to Won 629,604 million (US$ 487,698 thousand) in 2023 from Won 358,772 million in 2022. This was mainly due to a 174.2% increase in revenues from Ragnarok Origin to Won 451,887 million (US$ 350,037 thousand) in 2023 from Won 164,787 million in 2022, driven by new launching in Southeast Asia in April 2023. However, mobile revenue from customers in the United States decreased from Won 30,774 million in 2022 to Won 18,172 million in 2023. Mobile revenue from customers in Japan decreased from Won 18,436 million in 2022 to Won 10,879 million in 2023. Although the decreases in mobile revenue in the United States and Japan were more than offset by mobile revenue increases in other markets, such as Thailand and the Philippines, we may also experience declines in mobile game revenue from these or other markets in the future. A game’s commercial success largely depends on appealing to the tastes and preferences of a critical mass of users as well as the willingness of such users to purchase the game and/or in‑game items, and to continue as paying subscribers, all of which are difficult to predict prior to a game’s development and introduction. Developing games requires substantial development costs, including the costs of employing skilled developers and acquiring or developing game engines, which enable the creation of games with the latest technological features. For us to continue to succeed, we must acquire, license, or develop promising games at acceptable costs and ensure technical support for the successful operation of such games. The online and mobile gaming industries are highly competitive, and we may not be able to acquire, license, or develop promising games at acceptable costs. In order to successfully distribute and operate a game, we also need a sizable game management and support staff, continued investment in technology, and a substantial marketing budget.
In 2023 and 2024, we launched numerous mobile games in new markets including: Ragnarok X: Next Generation in Korea; Ragnarok Origin in Southeast Asia, North America, Central America, South America, and China; Ragnarok: The Lost Memories in Taiwan, Hong Kong, and Macau; WITH: Whale In The High in Global; White Chord in Japan; Ragnarok 20 Heroes in Korea ; Ragnarok Begins in Korea; Ragnarok Idle Adventure in Thailand; Generation Zombie in Global. We cannot assure you that the games we develop or publish will be attractive to users or otherwise be commercially successful, launched as scheduled or able to successfully compete with games operated by our competitors. If we are not able to consistently develop, acquire, license, launch, market or operate commercially successful games, we may not be able to generate enough revenues to offset our initial development, acquisition, licensing and/or marketing costs and our business, financial condition, and results of operations may be materially and adversely affected.
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
In certain markets, we license our games to overseas operators or distributors for license fees and royalty payments based on a percentage of revenues generated from our games in such markets. Overseas license fees and royalty payments generated from our mobile games represented 8.3% of our total revenues in 2023 and 20.8% of our total revenues in 2022, with 79.4% of our 2023 revenues from mobile game license fees and royalty payments attributable to license arrangements with Nuverse (Hong Kong) Limited (“Nuverse”). Under the applicable licensing contract, Nuverse is to provide the service for a term of two years commencing on the date of Ragnarok X: Next Generation’s commercialization in Taiwan, Hong Kong, Macau, and Southeast Asia, with automatic one-year extensions thereafter. Overseas license fees and royalty payments generated from our online games represented 1.4% of our total revenues in 2023 and 1.9% of our total revenues in 2022, with 76.8% of our 2023 revenues from online game license fees and royalty payments attributable to license arrangements with GungHo Online Entertainment Inc. (“GungHo”), which has been our largest shareholder and beneficially owns, as of the date hereof, 59.3% of our common shares.
Deterioration of our relationships with material licensees or material adverse changes in the terms of our licenses with such licensees could have a material adverse effect on our business, prospects, financial condition, and results of operations. In addition, deterioration or any adverse developments in the operations, including changes in senior management, of our overseas licensees may materially and adversely affect our business, financial condition, and results of operations.
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
Our overseas licensees remit royalty payments to us based on a percentage of sales from our games after deducting certain expenses. Some licensees may be allowed to deduct certain expenses before calculating royalty payments depending on the terms of the applicable contracts. Failure by our licensees to maintain a stable and efficient billing, recording, distribution, and payment collection network in their respective markets may result in inaccurate recording of sales or insufficient collection of payments (or an illicit diversion of payments) from such markets and may materially and adversely affect our financial condition and results of operations. Although we have audit rights pursuant to our license agreements to ensure that proper payment amounts are being recorded and remitted, such activities can be disruptive and time consuming and as a result, we do not exercise such rights on a regular basis.
Furthermore, our overseas licensees are responsible for complying with local laws, including obtaining and maintaining the requisite government licenses and permits. Failure by our overseas licensees to do so may result in, among others, a suspension of service of our games in such market, which may result in user complaints and a decrease in the use of our games, which would likely have a material adverse effect on our business, financial condition, and results of operations.
Disruptions in the political environments in which our licensees operate may also have a negative impact on their business and in turn materially and adversely affect our business, financial condition, and results of operations.
We operate in a highly competitive industry and compete against many large companies.
Increased competition in the online and mobile gaming industry from existing and potential competitors could make it difficult for us to retain existing users and attract new users, and could reduce the number of hours users spend playing our current or future games or cause us and our licensees to reduce the fees charged to play our current or future games. In some of our principal markets, such as Korea, Taiwan, and Thailand, growth of the market for online games has continued to slow while competition remains strong. We expect more companies to enter the online and mobile game industries and a wider range of online and mobile games to be introduced in our current and future markets. If we are unable to compete effectively in our principal markets, our business, financial condition, and results of operations could be materially and adversely affected.
Our competitors in the online and mobile game industries vary in size from small companies to very large companies with dominant market shares. Many of our competitors have significantly greater financial, marketing, and game development resources than we have. As a result, we may not be able to devote adequate resources to develop, acquire or license new games, undertake extensive marketing campaigns, adopt aggressive pricing policies, or adequately compensate our game developers or third‑party game developers to the same degree as many of our competitors do.
As the online and mobile game industries are characterized by rapid technological changes, especially in the technical capabilities of devices for mobile games, and changing interests and preferences of users, continuous investment is required to develop and publish new games. Also, as the online and mobile game industries in many of our markets are rapidly evolving, our current or future competitors may adapt to the changing competitive landscape and market conditions and compete more successfully than us. In particular, online and mobile game products are becoming increasingly similar to each other, thus becoming more commoditized and less differentiated. In such an environment, larger companies with relative economies of scale have a clear advantage over smaller companies like us, as they are able to develop games in a more cost efficient manner, diversify their risks with broader categories of games and genres, and increase their chances of offering widely popular games. In addition, any of our competitors may offer products and services that have significant performance, price, creativity, or other advantages over those offered by us. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than ours. In addition, any of our current or future competitors may be acquired by, receive investments from, or enter into strategic relationships with larger and more well established financed companies and therefore may be able to obtain significantly greater financial marketing, game licensing, and development resources than we can.
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
Our mobile games increasingly leverage the global connectivity and distribution of mobile platforms including Apple’s App Store for iOS devices and the Google Play Store for Android devices. Our games are distributed on these platforms and the virtual items we sell in our games are purchased using the payment processing systems of these platform providers. In 2023, 78.4% of our revenues were generated through third-party mobile platforms. We are subject to the standard policies and terms of service of these third-party platforms, which govern the promotion, distribution, and operation of games on the platform, and can be changed by the platform providers, in their sole discretion, at any time. Such changes may decrease the visibility or availability of our games, limit our distribution capabilities, prevent access to our existing games, and reduce revenue we may recognize from in-game purchases, increase our costs to operate on these platforms or result in the exclusion or limitation of our games on such third-party platforms. Any such changes could significantly harm our business in both the short-term and long-term. If we violate, or a platform provider believes we have violated, the terms of service for a platform, our access to the platform could be limited or discontinued, which may materially and adversely affect our business.
We also rely on the continued functionality of the Apple App Store and the Google Play Store. If our players or potential players are not able to access our games through these platforms or encounter difficulties in doing so, we may lose players, resulting in decreased revenue. The level of service provided by these storefronts may also impact users’ purchase and usage of and satisfaction with virtual goods or game money, and adversely affect our business and profitability. Further, in the past these digital storefronts have experienced interruptions in service or issues with their in-app purchasing functionality. If these types of interruptions were to occur regularly or on a prolonged basis, or other similar issues arise that impact our ability to generate revenues from these storefronts, our business, financial condition, and results of operations may be materially and adversely affected.
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

•our joint venture partners may become insolvent or bankrupt, fail to fund their share of required capital contributions, or fail to fulfil their obligations as a joint venture partner;

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

•it may be difficult for us to exit a joint venture if an impasse arises or if we desire to sell our interest for any reason; and

•we may make capital investments in our joint ventures or partnership arrangements, which may limit our ability to apply our resources to other endeavors that we find attractive, or decide not to participate in capital investments with our joint venture partners, which may result in the dilution of our ownership and corresponding impact to our decision-making authority and share of future profits or losses.

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

If our partners or the joint ventures and partnerships in which we and our partners have invested or companies acquired by us are unable to manage their investments, develop promising online and/or mobile games, or market or operate commercially successful online and/or mobile games, such joint ventures and partnerships or companies will be unable to attain their investment, development or other business objectives, which may materially and adversely affect the value of our investments and commitments and which may have a material adverse effect on our business, financial condition, and results of operations.
We publish games developed by third parties, which exposes us to a number of potential operational, legal, and reputational risks.
In 2023, we derived 86.7% of our revenues from online games and mobile games that were developed by third-party developers, 85.6% of which comprises revenues from mobile games developed by our former key third-party developer Dream Square (by itself and through subcontracting to certain third parties, including X.D. Network Inc. (“Xindong”) and Shanghai Rexue Network Technology Co., Ltd., with each of whom we now have a direct contractual relationship). Under our license agreements for these games, we rely on such third-party developers to provide game updates, enhancements, and new versions; provide materials and other assistance in promoting the games; and resolve game programming errors and issues with intrusions. In particular, our key mobile game, Ragnarok M: Eternal Love, which represented 9.6% of our total revenues in 2023, was developed by Dream Square (by itself and through subcontracting to certain third parties), as is the case of Ragnarok Origin and Ragnarok X: Next Generation, which represented 62.3% and 13.7%, respectively, of our total revenues in 2023.
Any failure of third-party developers to provide game updates, enhancements, and new versions that are appealing to game players in a timely manner, and provide assistance that enables us to effectively promote the games, could adversely affect the game-playing experience of our game players, damage our reputation, or shorten the life-spans of those games, any of which could result in the loss of game players, acceleration of our amortization of the license fees we have paid for those games, or a decrease in our revenues from those games. Since July 2017, technical assistance with respect to certain of our games has been provided by Dream Square (by itself and through subcontracting to certain third parties) pursuant to a publishing and technical support agreement (the “PTSA”), which expired in March 2021, and service to games developed by it expired in March 2024. See ITEM 4.A. “INFORMATION ON THE COMPANY – HISTORY AND DEVELOPMENT OF THE COMPANY.” We are in discussions with other prospective service partners regarding arrangements for our games following their current service terms, including those games provided by Dream Square. Any agreement with new publishing or technical service partners for our games could be on terms that are less favorable than those under the PTSA, and we cannot provide any assurance that any change in publishing or technical service partners will not impact our ability to effectively promote the games or the game-playing experience of our game players.
Publishing games developed by third parties also exposes us to a number of potential operational, legal, and reputational risks. For example, we may be required to provide third-party developers with upfront license fees or non-recoupable minimum guaranteed royalties in order to obtain the rights to publish their games, and we may incur significant marketing costs for these games before or after they have been commercially launched. We must often make such commitments and investments without knowing whether the games we are licensing or jointly developing will be successful and generate sufficient revenues to enable us to recoup our costs or for the games to be profitable. In addition, if any of the games created by third-party developers with which we work infringe intellectual property owned by others, or otherwise violate any third party’s rights or any applicable laws and regulations, such as laws with respect to data collection and privacy, we would be exposed to potential legal risks by publishing these games, which could adversely affect our reputation and business. Further, should one of the companies with whom we do business become the subject of any negative attention, reports, publicity or media, our business and reputation may be harmed.
Our revenues fluctuate significantly and may adversely impact the trading price of our ADSs, or any other securities which become publicly traded. We also may not be able to sustain our recent rapid growth in revenue.
Our revenues and results of operations have varied significantly in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation, such as competition, regulatory changes, and general economic conditions, are outside our control. In addition, usage of our online and mobile games typically increases slightly around holidays, including the Lunar New Year holidays and during winter and summer holidays for schools. Further, our recent significant growth in revenue may not be sustainable, as our mobile games business may not continue to grow at its current pace. Accordingly, you should not rely on year-to-year, or quarter-to-quarter, comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors, and cause the trading price of our ADSs to decline.
If we fail to hire and retain skilled and experienced game developers or other key personnel to design and develop new online and mobile games and additional game features, we may be unable to achieve our business objectives.
In order to meet our business objectives and maintain our competitiveness, we need to attract and retain qualified employees, including skilled and experienced online and mobile game developers. We compete to attract and retain skilled and experienced personnel with other companies in the online and mobile game industries as well as in the broader entertainment, media, and Internet industries, many of which offer superior compensation arrangements and career opportunities. In addition, our ability to train and integrate new employees into our operations may not meet the changing demands of our business. We cannot assure you that we will be able to attract and retain qualified game developers or other key personnel and successfully train and integrate them to achieve our business objectives, which could materially harm our business prospects.
Undetected programming errors or flaws in our games could harm our reputation or decrease market acceptance of our games, which would materially and adversely affect our business prospects, reputation, financial condition, and results of operations.
Our current and future games may contain programming errors or flaws, which may become apparent only after their release. In addition, our online and mobile games are developed using programs and engines developed by and licensed from third-party vendors, which may include programming errors or flaws over which we have little or no control. If our users have negative experiences with our games related to or caused by undetected programming errors or flaws, they may be less inclined to use our games or recommend our games to other potential users.
While we have not experienced any material disruptions to our business from such errors or flaws in our games or in the programs and engines that we use to develop our games, these risks are inherent to our industry and, if realized, could severely harm our reputation, cause our users to cease playing our games, divert our resources, or delay market acceptance of our games, any of which could materially and adversely affect our business, financial condition, and results of operations.

Unexpected network interruptions, security breaches, or computer virus attacks could harm our business and reputation.
Failure to maintain satisfactory performance, reliability, security, and availability of our network infrastructure, whether maintained by us or by our licensees, may cause significant harm to our reputation and negatively impact our ability to attract and maintain users. Major risks relating to our network infrastructure include:
•any breakdowns or system failures, including from fire, flood, earthquake, hurricane or other natural disasters, power loss or telecommunications failure, resulting in a sustained shutdown of all or a material portion of our servers;
•any disruptions, failures, or unscheduled service interruptions with data center hosting facilities managed by third-party service providers, which may be due to unforeseen events that are beyond our control or the control of our third-party service providers;
•any disruption or failure in the national or international backbone telecommunications network, which would prevent users in certain countries in which our games are distributed from logging onto or playing our games for which the game servers are located in such countries; and
•any security breach caused by hacking, loss, or corruption of data or malfunctions of software, hardware, or other computer equipment, and the inadvertent transmission of computer viruses.

“Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware, or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. For example, in March and July 2021 and May and August 2022, we experienced a series of incidents where unauthorized users accessed or attempted to access our database or server, by exploiting remote code security vulnerabilities in order to, among others, cause illicit updates to be made to such users’ player data on our database. In response, we took immediate remedial actions such as changing the password for the database, removing the malicious codes identified, and adopting a tool that enables the detection of abnormal queries. No personal information was compromised as a result of these incidents. We have taken steps to ensure these security vulnerabilities have been patched in our systems, but we cannot guarantee that all vulnerabilities have been patched in every system upon which we are dependent or that additional critical vulnerabilities will not be discovered by hackers in the future. While these past incidents have not materially disrupted or damaged our systems or platforms or the performance of our business, there is no assurance that we can anticipate all evolving future attacks, viruses, or intrusions, implement adequate preventative measures, or remediate any security vulnerabilities. Any mitigation or remediation efforts we may have to undertake in the future in response to any such attacks may also require the attention of management and expenditures of significant capital and human resources, which can result in a significant financial impact on our operations and financial results. In addition, we cannot ensure that any measures we take against hacking will be effective. A computer security breach could significantly damage our reputation and materially and adversely affect our business and we could be exposed to a risk of loss, litigation and regulatory proceedings.

We host our servers at third-party data centers located in the U.S., Indonesia, Korea, Taiwan, and Thailand. Given that we lease these data center spaces from third-party data center providers, we do not control the operations of these third-party facilities. Consequently, we have been, and may continue to be, subject to service disruptions, failures, unscheduled service interruptions or failures to provide adequate support for reasons which are beyond our control or the control of our third-party service providers. All of our data center facilities and network infrastructure are vulnerable to damage or interruption from a variety of sources including earthquakes, floods, fires, power loss, system failure, computer vulnerabilities, physical or electronic break-ins, human errors, malfeasance, or interference, including by employees, former employees, or contractors, terrorism, and other catastrophic events. For example, on December 2, 2021, a fire broke out at our third-party data center hosting facility in Indonesia, IDC Indonesia, which services PT Gravity Game Link (“Gravity Game Link”), our 70%‑owned subsidiary in Indonesia. Although basic network infrastructure such as web servers, mails, and virtual private networks (VPN) was restored within 48 hours, and all other services including download servers were restored on the third day after the fire, we experienced a temporary disruption in our services during this period due to continued outages. While all our data and servers were fully restored after the incident, and this incident did not result in a material adverse impact on our operating results, there can be no assurance that any such incidents, which could cause an interruption in our services, will not occur again. In addition, global climate change is expected to result in certain natural disasters occurring more frequently or with greater intensity, such as tsunamis, cyclones, typhoons, drought, wildfires, sea-level rise, heavy rains and flooding. Any such disaster or series of disasters in areas where we have data centers, such as the U.S., Indonesia, Korea, Taiwan, and Thailand, could significantly disrupt our operations and have a material adverse effect on our business, results of operations and financial condition. For example, a significant portion of our data centers and operations are located in Korea. A natural disaster, fire, earthquake, volcanic activity, tsunami, power interruption, work stoppage, outbreaks of pandemics or contagious diseases (such as the COVID-19 pandemic) or other calamity in Korea would significantly disrupt our ability to deliver our services and operate our business. The disaster recovery arrangements and data redundancy plans of our Company and our third-party service providers may not be adequate to account for disasters or similar events that may occur in the future and may not effectively permit us to continue operating in the event of any problems with respect to our systems or those of our third-party data centers or any other third-party facilities. If any such event were to occur to our business, our operations could be impaired and our business, financial condition, and results of operations may be materially and adversely affected.

We have been, may continue to be, subject to denial of service attacks that have caused, and could cause, portions of our network to be inaccessible for limited periods of time. For example, in March 2022, we experienced a distributed denial of service (“DDOS”) attack on the Amazon Web Services cloud platform, which we use for the Ragnarok Online service in Malaysia, Singapore, and the Philippines. While this attack caused our service to be unstable intermittently for a period of two weeks, we were able to mitigate the attack by subscribing to AWS Shield, a DDOS protection service, and taking preventive measures. In September 2022, another DDOS attack occurred on the network of IDC Korea, our third-party data center hosting facility in Korea, resulting in the server becoming inaccessible. We restored access to the server within 24 hours and took remedial actions including changing the Canonical NAME (CNAME) record in the Domain Name System (DNS) and adopting Cloudflare’s solution. Although the attacks we have experienced did not cause material losses or damages, we cannot ensure that any protective measures we have implemented, including those by our third-party service providers, will be adequate or effective against future hacking efforts and that any such attacks in the future will not have a material adverse effect on our business, results of operations, financial condition, reputation or prospects.
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
Any of the foregoing factors could reduce our users’ satisfaction, harm our business and reputation and have a material adverse effect on our business, financial condition, and results of operations.
Failure to protect personal information could adversely affect our business, reputation, and results of operations.

We collect, process, store, and transmit personal information of game users worldwide for our global game service. Our business may be subject to a number of federal, state, local and foreign laws, and regulations governing data privacy and security, including with respect to the collection, processing, storage, use, transmission, and protection of personal information and other consumer data on the Internet and mobile platforms, the scope of which are continually changing and subject to differing interpretations, and which may be inconsistent among countries or otherwise in conflict with other laws or regulations. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other laws or regulations or our practices. Also, the failure to prevent or mitigate the loss of personal information data or other game user data, including as a result of breaches of our vendors’ technologies and systems, could expose us or our game users to a risk of loss or misuse of such information. Any such failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to players or other third parties, or our privacy-related legal obligations, including without limitation any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other player data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our players to lose trust in us, which may have an adverse effect on our business, reputation, and results of operations. See ITEM 4.B. “BUSINESS OVERVIEW—LAWS AND REGULATIONS” for a detailed discussion regarding laws of Korea, Taiwan, Thailand, the Philippines, Japan, and the United States that may materially impact our operations.
Further, we may not be able to adequately adapt our internal policies and/or procedures to evolving regulations, which may require us to change our practices in a manner adverse to our business or limit access to our products and services in certain countries. As a result, our reputation and brand may be harmed, we could incur substantial costs, and we could lose both customers and revenues. For example, the European General Data Protection Regulation (“GDPR”), which became effective as of May 2018, contains significant penalties for non-compliance and apply to us as we receive or process the personal data of residents of the European Union. If we fail to comply with such GDPR regulations, or other data protection laws and regulations globally, we may be subject to significant penalties and sanctions which may have a material adverse effect on our business, financial condition, and results of operations.
Electronic embezzlement could negatively impact the popularity of our online and mobile games and adversely affect our reputation and results of operations.
Some of our employees or licensees’ employees with high‑level security access to our network, or other employees or persons who hack into or otherwise gain unauthorized access to certain sectors of our network, may succeed in breaching internal security systems and engage in electronic embezzlement by creating or diverting game money used in our online and mobile games and publicly or privately selling the game money for their financial benefit. We and our overseas licensees may not be successful in preventing electronic embezzlement. Incidents of electronic embezzlement may negatively impact the reputation of our games, which may materially and adversely affect our business, financial condition, and results of operations.
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
Our intellectual property rights such as copyrights, service marks, trademarks, and trade secrets are critical to our business. Unauthorized use of the intellectual property rights used in our business, whether owned by us or licensed to us, may materially and adversely affect our business and reputation. We rely on trademark and copyright law, trade secret protection, and confidentiality agreements with our employees, customers, business partners, and others to protect our intellectual property rights. It may be possible for third parties to obtain and use our intellectual property without authorization.
Since the commercialization of Ragnarok Online in August 2002, we have discovered that the server‑end software of Ragnarok Online has been unlawfully released on a consistent basis in most of the countries and markets in which Ragnarok Online has been offered. This enables unauthorized parties to set up local server networks to operate Ragnarok Online, which may result in the diversion of a significant number of paying users. We designate certain employees to be responsible for detecting such illegal servers. In Korea, we report offenders to the relevant enforcement authority for possible prosecution relating to crimes on the Internet. In markets outside of Korea, we cooperate with and rely on our licensees to seek enforcement actions against operators of illegal servers. For example, in December 2007 and June 2008, Gravity Interactive, Inc. (“Gravity Interactive”), our wholly-owned subsidiary in the United States, which manages Ragnarok Online game operations in the United States, petitioned the Federal Bureau of Investigation for remission or mitigation of forfeiture of the property of two illegal server operators of Ragnarok Online, which property was deemed proceeds of copyright infringement violations by the illegal server operators, and US$ 154,674.73 was returned to Gravity Interactive, Inc. in April 2011. In April 2022, Gravity filed a claim against an operator of an illegal server of Ragnarok Online in the United States District Court for the Central District of California. The court held in favor of Gravity finding that the illegal server operator infringed Gravity’s copyrights and, as a result, the server in question closed its operations in July 2023. We may incur considerable costs in the future in order to remedy software piracy of our server software and enforce our rights against the operators of unauthorized server networks.

The validity, enforceability, enforcement mechanisms, and scope of protection of intellectual property in Internet‑related industries are uncertain and evolving. In particular, the laws and enforcement regimes of Korea, Japan, Taiwan, the Philippines, China, Thailand, and certain other countries in which our games are distributed are uncertain or may not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Such litigation could result in substantial costs and diversion of our resources, disruption of our business, and have a material adverse effect on our business, prospects, financial condition, and results of operations.
We may be subject to claims with respect to the infringement of intellectual property rights of others, which could result in substantial costs and diversion of our financial and management resources.
We cannot be certain that our online and mobile games do not or will not infringe upon patents, copyrights, or other intellectual property rights held by third parties. We have in the past been and may in the future become subject to legal proceedings and claims from time to time relating to the intellectual property of other parties. For example, in November 2010, Gravity Interactive, which manages Dragonica game operations under the name Dragon Saga in the United States and Canada, THQ*ICE LLC, the former game distributor of Dragonica in the United States and Canada, and THQ Inc., the former joint venture partner of THQ*ICE LLC, were accused of trademark infringement. The owner of the registered trademark of Dragonica in the United States filed a lawsuit with the United States District Court for the Southern District of Florida seeking damages and any profits and gains to the defendants through the alleged trademark infringement. The lawsuit was settled in March 2012. If we are found to have violated the intellectual property rights of other parties, we may be enjoined from using such intellectual property rights, be required to pay penalties and fines and pay for the unauthorized use of such intellectual property, and may need to incur additional license fees or be forced to develop alternative technology or obtain other licenses. We may incur substantial expenses in defending against these third-party infringement claims, regardless of their merit. In addition, certain of our employees were recruited from other online and mobile game developers, including current and potential competitors. To the extent these employees have been and are involved in the development of our games that are similar to the games they helped develop at their former employers, we may become subject to claims that we or such employees have improperly used or disclosed trade secrets or other proprietary information. Although we are not aware of any pending or threatened claims of this type, if any such claims were to arise in the future, litigation or other dispute resolution procedures might be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources.
Successful infringement or licensing claims against us may result in substantial monetary damages, which may materially disrupt our business operations and have a material adverse effect on our reputation, business, financial condition, and results of operations.
Our products and services, including those involving play-to-earn (“P2E”) features and non-fungible tokens (“NFT”), may subject us to additional regulatory requirements in the future, which may be costly and difficult to comply with or adversely affect our business, and other potential risks to our business.

We currently offer the market NFT items created using our game contents, and will continue to develop and launch games integrated with P2E and NFT elements. For example, users of the Sand Box can purchase certain virtual items as NFTs, using Ragnarok Online IP, on the Sandbox Platform, which they can in turn use in their virtual land. Furthermore, the P2E game we are developing allows users to earn rewards through game play, which can be exchanged for certain types of cryptocurrency trading on cryptocurrency exchanges. We may become subject to regulatory requirements in the future in Korea and other countries for providing such products and services.

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

Furthermore, our P2E and NFT-related businesses may be subject to cybersecurity risks. We cannot rule out the possibility that such risks become materialized affecting our business, financial condition, and the results of operations.

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
•cross‑selling our popular online games through other lines of businesses, such as mobile games, console games, animation, and character merchandising;
•pursuing strategic relationships with game development and service companies;
•strengthening localized services through the establishment of local subsidiaries in our major markets; and
•developing new business areas other than the game business, such as a screen golf business based on a franchise model.
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
While we carry insurance coverage against certain risks to our property and assets, such as fire, flood and earthquake, as well as directors’ and officers’ liability insurance, we do not separately maintain casualty and liability insurance against litigation, risks or disruptions related to our business. The occurrence of any natural disaster, fire, power loss, telecommunications failure, break‑ins, sabotage, computer viruses, intentional acts of Internet vandalism, human error, or other similar events may damage our facilities or network servers and disrupt the operation of our business. As we do not carry sufficient natural disaster or business interruption insurance to compensate us for all types or amounts of loss that could arise, any damage or disruption from such events might result in our incurring substantial costs and the diversion of our resources, and have a material adverse effect on our business, financial condition, and results of operations. See ITEM 4.B. “BUSINESS OVERVIEW—INSURANCE.”
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
New or changed game features in our online games may not be well-received by our game players.
In the course of launching and operating online games, including the release of updates and expansion packs to existing games, certain game features may periodically be introduced, changed or removed. We cannot assure you that the introduction, change or removal of any game feature will be well-received by our game players, who may decide to reduce or eliminate their playing time in response to any such introduction, change, or removal. As a result, any introduction, change, or removal of game features may adversely impact our business, financial condition, and results of operations.
We believe that we were a PFIC for taxable years 2008 through 2016, 2022 and 2023, and we may be a PFIC in future years. As a result of being a PFIC in 2023 and prior years, and because of the possibility that we may have been a PFIC for taxable years 2017 through 2021, and may be a PFIC in future taxable years, U.S. investors could be subject to adverse U.S. federal income tax consequences.
The rules governing PFICs can have adverse consequences for U.S. investors for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. As discussed in ITEM 10.E. “TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS,” we believe that we were a PFIC for the taxable years 2023 and 2022 and for taxable years 2008 through 2016 (though we believe we may not have been a PFIC for taxable years 2017 through 2021), and we may be a PFIC in future years. The determination of whether we are a PFIC must be made annually after the end of each taxable year, and our PFIC status for each taxable year will depend on particular facts and circumstances (such as the composition of our income and assets, and the valuation of our assets, including goodwill and other intangible assets, which may be determined by reference to the market price of our ADSs, which has fluctuated and may continue to fluctuate significantly over time) and may be affected by differing interpretations of the PFIC rules. In light of the foregoing, no assurance can be provided that we were not a PFIC for the taxable years 2017 through 2021 or that we will not become a PFIC in the current year or any future taxable year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for our past, current, or future taxable years. Furthermore, if we are treated as a PFIC, and one or more of our subsidiaries are also treated as PFICs, U.S. Holders will be subject to the PFIC rules with respect to their indirect interests in those subsidiaries and will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. Accordingly, U.S. Holders should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.
If we are characterized as a PFIC for any taxable year, and a U.S. Holder (as defined in ITEM 10.E. “TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS.”) held our ADSs or common shares during such taxable year, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding taxable years during which the U.S. Holder holds ADSs or common shares, even if we cease to meet the requirements for PFIC status. In such case, U.S. Holders of our common shares and ADSs would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. Whether U.S. Holders of our common shares or ADSs make (or are eligible to make) a timely qualified electing fund, or QEF, election or a mark-to-market election may affect the U.S. federal income tax consequences to U.S. Holders with respect to the acquisition, ownership, and disposition of our common shares and ADSs and any distributions such U.S. Holders may receive. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a QEF election if we are classified as a PFIC. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our common shares and ADSs.
Rapid technological developments and changes in market environment may limit our ability to recover game development costs and adversely affect our financial condition and results of operations due to impairment loss.
The online and mobile game industries are subject to rapid technological developments and changes in market environment, which could render our online and mobile games under development and commercialized games obsolete or unattractive to users. Any resulting failure to recover capitalized development costs and the recognition of impairment loss for such costs may materially and adversely affect our financial condition, and results of operations.
We could suffer losses due to asset impairment charges.
We held a total of Won 6,370 million (US$ 4,934 thousand) in intangible assets (comprising software, industrial property rights and other intangible assets) as of December 31, 2023. See Note 9 to our consolidated financial statements included in this Annual Report. We test indefinite‑lived intangible assets at least annually for impairment, and more frequently if an event occurs or circumstances change so that the carrying amount may not be recoverable. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by our management. If such an adverse event occurs and has the effect of changing one of the critical assumptions or estimates related to the fair value of our intangible assets, an impairment charge could result. For example, in 2023, 2022 and 2021, we recognized impairment loss on intangible assets of Won 1,531 million in relation to the games WITH: Whale In The High and Lost Saga, Won 293 million in relation to the games Tera Classic and CPBL Baseball and Won 281 million in relation to the games The Lord and Lost Saga, respectively, and we have recognized other similar impairment losses during the past several years.
There can be no assurance that future reviews of intangible assets will not result in significant impairment charges. Although it does not affect cash flow, an impairment charge does have the effect of decreasing our earnings, assets, and shareholders’ equity.
The value of our deferred tax assets could become impaired, which could materially and adversely affect our results of operations.
As of December 31, 2023, we had approximately Won 5,952 million (US$ 4,610 thousand) in net deferred tax assets. See Note 19 to our consolidated financial statements included in this Annual Report. These deferred tax assets include net operating loss carryforwards, tax credit carryforwards and temporary differences that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. Each year, we determine the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, historical operating results and expectations of future earnings. If we determine in the future that there is not sufficient positive evidence to support the valuation of these assets, due to the risk factors described herein or other factors, we may be required to further adjust the probability of realization to reduce our deferred tax assets. Such a reduction could result in material non-cash expenses in the period in which the probability of realization is adjusted and could have a material adverse effect on our results of operations.
RISKS RELATING TO OUR COMPANY STRUCTURE
GungHo, the licensee of our games in Japan, is our majority shareholder, which gives them control of our board of directors.
Since April 1, 2008, GungHo has been our largest shareholder and beneficially owns, as of the date hereof, 59.3% of our common shares. As a result, GungHo is able to exert significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, including acquisitions, divestitures, strategic relationships, and other matters, and may also exert significant control over decisions related to the status of our ADSs being eligible for quotation and trading on the NASDAQ Global Market. In addition, as GungHo is also an online and mobile game developer, there may be conflicts of interest. For instance, GungHo may lead our management with strategies and efforts which benefit itself, its affiliates, and their respective shareholders to the detriment of our other shareholders. GungHo may also compete directly or indirectly against us for users and customers or increased market share for its games. GungHo is also currently the licensee of Ragnarok Online, Ragnarok M: Eternal Love, Ragnarok Origin, and Ragnarok X: Next Generation in Japan. Furthermore, five of our Executive Directors, Mr. Hyun Chul Park, Mr. Yoshinori Kitamura, Mr. Kazuki Morishita, Mr. Kazuya Sakai, and Mr. Koji Yoshida currently serve as General Manager, Director and Executive General Manager, President and Chief Executive Officer, Chief Financial Officer and Director, and Executive General Manager, Chief Customer Officer, Chief Crisis Management Officer and Director, respectively, of GungHo, and there may be conflicts of interest in the decisions made by the Board of Directors of Gravity (the “Board of Directors”) and senior management. See ITEM 7.B. “RELATED PARTY TRANSACTIONS—Relationship with GungHo Online Entertainment, Inc.”
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

RISKS RELATING TO OUR REGULATORY ENVIRONMENT
Our online and mobile operations and businesses are subject to laws, rules, and regulations in the countries in which our games are distributed, such as Thailand, Taiwan, Korea, Japan, the United States, and the Philippines, changes to which are difficult to predict, and uncertainties in interpretation and enforcement of the laws, rules, and regulations in such countries may limit the protections available to us.
The regulatory and legal regimes in many of the countries in which our games are distributed have yet to establish a sophisticated set of laws, rules or regulations designed to regulate the online and mobile game industries. However, in many of our principal markets, such as Thailand, Taiwan, Korea, Japan, the United States, and the Philippines, legislators and regulators have implemented or indicated their intention to implement laws, rules and regulations with respect to issues such as user privacy, defamation, pricing, advertising, taxation, foreign ownership limitations, promotions, financial market regulation, consumer protection, content regulation, quality of products and services, and intellectual property ownership and infringement that may directly or indirectly impact our activities. The impact of such laws, rules, and regulations on our business and results of operations is difficult to predict as many such laws, rules, and regulations are constantly changing. However, as we might unintentionally violate such laws, rules, and regulations, or such laws, rules or regulations may be modified, and new laws, rules and regulations may be enacted in the future, any such developments, or developments stemming from enactment or modification of other laws, rules or regulations, could increase the costs of regulatory compliance, force changes in business practices or otherwise have a material adverse effect on our business, financial condition, and results of operations. Further, if the cost of regulatory compliance increases for our licensees as a result of regulatory changes, our licensees may seek to reduce royalties and license fees payable to us, which may materially and adversely affect our business, financial condition, and results of operations. See ITEM 4.B. “BUSINESS OVERVIEW—LAWS AND REGULATIONS” for a discussion regarding the laws of Thailand, Taiwan, Korea, Japan, the United States, and the Philippines that may materially impact our operations.
Our online and mobile games may be subject to governmental restrictions or ratings systems, which could delay or prohibit the release of new games or reduce the existing and potential scope of our user base.
Legislation is periodically introduced in many of the countries in which our games are distributed to establish a system for protecting consumers from the influence of graphic violence and sexually explicit materials contained in various types of games. For example, Korean law requires online game companies to obtain ratings classifications and implement procedures to restrict access of online games to certain age groups. Similar mandatory ratings systems and other regulations affecting the content and distribution of our games have been adopted or are under review in Taiwan, China, the United States, and other markets for our games. In the future, we may be required to modify our game content or features or alter our marketing strategies to comply with new governmental regulations or ratings assigned to our current or future games, which could delay or prohibit the release of new games or upgrades and reduce the existing and potential scope of our user base. Moreover, uncertainties regarding governmental restrictions or ratings systems applicable to our business could give rise to market confusion, thereby materially and adversely affecting our business, financial condition, and results of operations.
Restrictions and controls on currency exchange in Korea and in certain countries in which our games are distributed may limit our ability to effectively utilize revenues generated in Won to fund our business activities outside Korea or expenditures denominated in foreign currencies, and may limit our ability to receive and remit revenues effectively.
Existing and future restrictions on currency exchange in Korea, including Korean foreign exchange control regulations, may restrict our ability to convert Won into foreign currencies under certain emergency circumstances, such as natural calamities, wars, conflicts of arms or grave and sudden changes in domestic or foreign economic circumstances, difficulties in Korea’s international balance of payments and international finance and obstacles in carrying out currency policies, exchange rate policies, and other Korean macroeconomic policies. Such restrictions may limit our ability to effectively utilize revenues generated in Won to fund our business activities outside Korea or expenditures denominated in foreign currencies.
In addition, the governments in certain markets in which our games are distributed, including without limitation in Taiwan, China, and Thailand, impose controls on the convertibility of local currency into foreign currencies and, in some cases, the remittance of currency outside their countries. Under current foreign exchange control regulations of certain markets, shortages in the availability of foreign currency may restrict the ability of our overseas licensees to pay license fees and royalties, most of which are paid in U.S. dollars, to us. Restrictions on our ability to receive license fees, royalties, and other payments from our licensees would adversely affect our results of operations, financial condition, and liquidity.

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
Recently, there have been a series of amendments to tax treaties that Korea has entered into with various countries. Under the amended tax treaty between Korea and India, the tax rate applicable to license fees and royalties was reduced from 15% to 10% in respect of income derived in any fiscal year beginning on or after April 1, 2017. The tax treaty between Korea and Hong Kong, which became effective as of September 27, 2016, includes a provision promulgating that license fees and royalties shall be subject to tax at the reduced rate of 10% in respect of income derived in any fiscal year beginning on or after April 1, 2017. Under the amended tax treaty between Korea and Singapore, the tax rate applicable to license fees and royalties was reduced from 15% to 5% in respect of amounts paid, deemed to be paid or liable to be paid (whichever is the earliest) on or after January 1, 2020. Under the amended protocol of tax treaty between Korea and Vietnam, the tax rate applicable to royalties was reduced from 5% or 15% to 5% or 10% in respect of amounts paid on or after January 1, 2022. The tax treaty between Korea and Taiwan, effective as of December 26, 2023, includes a provision stating that royalties shall be subject to a reduced tax rate of 10% for amounts payable on or after January 1, 2024. These series of promulgations are all intended to eventually further limit the source country’s taxation right with respect to license fees and royalties. Any adverse changes in tax treaties between Korea and the countries from which we receive license fees and royalties, such as in the rate of withholding tax in the countries in which our games are distributed or in Korean tax law enabling us to recognize foreign tax credits for taxes withheld overseas, could adversely affect our net income.
Changes in tax laws, regulations, or interpretations thereof, including changes to tax rates, may adversely affect our financial statements and tax position.

New income or other tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws and regulations could be interpreted, modified, or applied adversely to us. Significant judgment is required in determining our worldwide provision for income and other taxes. Although we believe that we have adequately assessed and accounted for our potential tax liabilities, and that our tax estimates are reasonable, there can be no certainty that additional taxes will not be due upon audit of our tax returns or as a result of changes to the tax laws and interpretations thereof.

In 2021, the Organization for Economic Co-operation and Development (the “OECD”) released Pillar Two model rules defining the global minimum tax rules, which contemplate a jurisdictional 15% minimum tax rate. The OECD continues to release additional guidance on these rules and the framework calls for law enactment by local countries to take effect in 2024 or 2025. These changes, when enacted by various countries in which we do business, may increase our taxes in these countries. South Korea has enacted legislation to implement the OECD framework including the Income Inclusion Rule (the “IIR”) which may impose additional reporting and compliance obligations to our group effective from January 1, 2024 and the Under-taxed Profit Rules (the “UTPR”), which may impose additional reporting and compliance obligations to our group effective from January 1,2025. We are continuing to monitor legislative developments and are in the process of evaluating the potential impact of Korea and other legislation on our taxes.
Changes to tax law or administration such as these, whether at the state level or the international level, could increase our tax administrative costs and tax risk, and negatively affect our overall business, results of operations, financial condition and cash flows. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business.
RISKS RELATING TO OUR MARKET ENVIRONMENT
Our businesses and partnerships may be affected by geopolitical tensions between China and the United States.

In recent years, there has been a deterioration in the relationship between China and the United States, which has resulted in intense potential conflicts between the two countries in trade, technology, finance, and other areas, and this has led to greater uncertainties in the geopolitical situations in other parts of the world affecting China, Chinese companies, and companies that have business relationships with Chinese companies. For example, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of Chinese technology companies. The United States has also threatened to impose further sanctions, trade embargoes, and other heightened regulatory requirements. Most recently, President Biden issued Executive Order 14034 on June 9, 2021 (the “EO 14034”) authorizing the Secretary of Commerce to evaluate transactions involving apps designed, developed, manufactured, or supplied by “foreign adversaries” that may present national security concerns, particularly with regard to access by persons owned, controlled, or subject to the jurisdiction of “foreign adversaries,” including China.
Revenue originating from the United States represented approximately 3.1% of our 2023 revenue. In addition, we maintain agreements with Chinese entities for distribution of our products in China and elsewhere in Asia. Accordingly, any further deterioration of US-China relations or further sanctions involving Chinese companies with whom we may do business may be detrimental and have an adverse impact on our business.
Our businesses may be adversely affected by developments affecting the economies of the countries in which our games are distributed.
Our future performance will depend in large part on the economic growth of our principal markets. Our top geographic markets in terms of 2023 revenues were Taiwan, Thailand, the Philippines, and Korea representing 24.3%, 18.9%, 14.1% and 11.9%, respectively, of our total revenues in 2023. Accordingly, our business, prospects, financial condition, and results of operations are subject to the economic, political, legal and regulatory conditions, and developments in these countries and markets. Adverse economic developments in such markets may have an adverse effect on the number of our users and our revenues and have a material adverse effect on our results of operations.
The overall prospects for our principal markets as well as the global economy remain uncertain. For example, in Korea, economic indicators in recent years have shown mixed signs, and the future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy. Unfavorable or uncertain economic and market conditions can be caused by difficulties in the financial sector, corporate, political, or other scandals that may reduce confidence in the markets, declines in business confidence, increases in inflation, natural disasters or pandemics, outbreaks of hostilities, or other geopolitical instability. Deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy, or a combination of these or other factors, have in the past adversely affected, and may in the future adversely affect, the Korean economy and, in turn, our business and performance.
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
In addition to the above factors, adverse economic developments may be a result of a multitude of factors, including, but not limited to, turmoil in the credit and financial markets, concerns regarding the stability and viability of major financial institutions, declines in gross domestic product, increases in unemployment, volatility in commodity prices and worldwide stock markets, higher interest rates, potential governmental shutdowns, natural catastrophes, the COVID-19 pandemic, warfare, the wars between Russia and Ukraine or Israel and Hamas, and the overall volatility and violence in the Middle East and North Africa, inflation, excessive government debt and disruptions to global trade or tariffs. The severity and length of time that a downturn in economic and financial market conditions may persist, as well as the timing, strength and sustainability of any recovery, are unknown and are beyond our control.

Fluctuations in exchange rates could result in foreign currency exchange losses.
In most of the countries in which our games are distributed, the revenues generated by our overseas licensees or subsidiaries are denominated in local currencies, which include, among others, the NT dollar, the Japanese Yen, the U.S. dollar, the Euro, the Thai Baht, and the Chinese Yuan. In 2023, approximately 88.1% of our revenues were denominated in currencies other than Won, primarily in the NT dollar, the Thai Baht, the Philippine Peso, the Indonesia Ruphia and the Malaysia Ringgit. As the revenues denominated in currencies other than the U.S. dollar, the Japanese Yen, and the Euro are converted into the U.S. dollar for remittance of monthly royalty payments to us, any depreciation of the local currencies against the U.S. dollar will result in reduced license fees and monthly royalty payments in U.S. dollar terms and may materially and adversely affect our financial condition and results of operations.
While we receive monthly royalty revenues from our overseas licensees in foreign currencies, substantially all of our costs are denominated in Won. Our financial statements are also prepared and presented in Won. We receive monthly royalty payments from our overseas licensees based on a percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. Appreciation of the Won against the NT Dollar, the Thai Baht, the U.S. dollar, the Japanese Yen, or other foreign currencies will result in foreign currency losses that may materially and adversely affect our results of operations and financial condition. Although we take steps to hedge our foreign currency exposures related to our costs denominated in Won, such measures may not adequately protect us from material adverse effects due to the impact of global inflation or from fluctuations in the relative values of foreign currencies in which we transact business, and may result in a financial loss. See ITEM 5.A. “OPERATING RESULTS—OVERVIEW—Foreign currency effects.”
As of December 31, 2023, we have not entered into any outstanding foreign currency forward exchange contract. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost‑effective manner, or at all.
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

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. In recent years, three inter-Korean summits were held in April, May, and September of 2018, respectively, and summits between the United States and North Korea were also held in June 2018 and in February and June 2019 (held at the Korean Demilitarized Zone). The United States-North Korea meeting in February 2019 ended abruptly and without an agreement after the United States refused to lift sanctions until North Korea relinquished all of its nuclear weapons. In June 2019, the United States and North Korea had another one-day summit at the Korean Demilitarized Zone, following which both sides announced a resumption of denuclearization talks. However, despite attempted new outreach to North Korea by the United States under the presidency of Joe Biden in early 2021, North Korea has since resumed its missile testing, heightening tensions, and the outlook of such discussions remains uncertain. As such, there can be no assurance that the level of tension on the Korean peninsula will not escalate further in the future. Any such further increase in tensions, which may occur, for example, if North Korea experiences a leadership or economic crisis, high-level contacts between Korea and North Korea break down or further military hostilities occur, could have a material adverse effect on the Korean economy and on our business, prospects, financial condition, and results of operations and could lead to a decline in the market value of our ADSs.
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
Although we have determined that our internal control over financial reporting was effective as of December 31, 2023, we may in the future determine that we have a material weakness in our internal controls over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results in a timely manner or prevent errors or fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to loss of investor confidence in the reliability of our consolidated financial statements and could result in investigations or sanctions by the SEC, NASDAQ, or other regulatory authorities or in stockholder litigation. Any of these factors could ultimately harm our business and could adversely impact the market price of our ADSs. See ITEM 15. “CONTROLS AND PROCEDURES.”

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
If our ADSs cease to be listed for trading on NASDAQ for any reason, the liquidity of our ADSs may be materially reduced and result in a corresponding material reduction in the price of our ADSs. Furthermore, any such delisting could harm our ability to raise capital on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, suppliers, business partners, licensees, customers, and employees. Such consequences may materially and adversely affect our business, financial condition, and results of operations.
The public shareholders of our ADSs may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.
Our corporate affairs are governed by our articles of incorporation and by the laws and regulations governing Korean corporations. The rights and responsibilities of our shareholders and members of our Board of Directors under Korean law may be different from those that apply to shareholders and directors of a U.S. corporation. For example, minority shareholder rights afforded under Korean law often require the minority shareholder to meet minimum shareholding requirements in order to exercise certain rights. Under applicable Korean law, of the total issued and outstanding shares, a shareholder must own at least (i) 1% to bring a shareholders’ derivative lawsuit (or to demand that a director cease certain activity or conduct if there are concerns that a director may cause irrevocable damage to the company by acting in violation of applicable laws and regulations or the articles of incorporation), (ii) 3% to demand convocation of an extraordinary meeting of shareholders, demand removal of directors or inspect the books and related documents of a company, or to propose the agenda for a general meeting of shareholders, (iii) 10% to apply to the court for dissolution if there is gross improper management or a deadlock in corporate affairs likely to result in a significant and irreparable harm to the company or to apply to the court for a reorganization in the case of an insolvency and (iv) 20% to block a small‑scale share exchange or a small merger that may be approved only by a board resolution. In addition, while the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a U.S. corporation. Although the “business judgment rule” concept exists in Korea, there is insufficient case law or precedent to provide guidance to the management and shareholders as to how it should be applied or interpreted. Holders of our ADSs may have more difficulty protecting their interests against actions of our management, members of our Board of Directors or controlling shareholders than they would as shareholders of a U.S. corporation.
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

ITEM 4. INFORMATION ON THE COMPANY
ITEM 4.A. HISTORY AND DEVELOPMENT OF THE COMPANY
We were incorporated as a company with limited liability under the Korean Commercial Code on April 4, 2000 under the legal name of Gravity Co., Ltd. On February 8, 2005, our ADSs, each representing one‑fourth of one share of our common stock, were listed on the NASDAQ Stock Market’s NASDAQ Global Market. Our ADSs each currently represent one share of our common stock, effective since August 27, 2018. Other than from November 26, 2014 through August 27, 2018 (during which period our ADSs were traded on the NASDAQ Capital Market), our ADSs have been traded on the NASDAQ Global Market under the symbol “GRVY.”
In January 2015, we entered into a development agreement with Dream Square to develop and distribute in China two mobile games based on the contents of Ragnarok Online. This agreement was amended on March 25, 2016, to grant Dream Square an exclusive right to develop mobile games and web games based on the contents of Ragnarok Online and distribute such games in China for five years from the date of the amendment. Gravity retained the distribution rights in certain territories other than China. Under the terms of this agreement, the Company has a right to collect royalties that exceed the minimum guaranteed advance payment. Following the agreement, Dream Square developed and we launched six mobile games – RO: Idle Poring, Ragnarok R, Ragnarok M: Eternal Love, Ragnarok H5, Ragnarok Origin, and Ragnarok X: Next Generation – based on the contents of Ragnarok Online in September 2017, February 2017, October 2017, September 2019, July 2020 and October 2020, respectively. We also launched these games in various markets including Taiwan, Korea, Japan, Europe, the United States and Canada, Southeast Asia, North, Central and South America, Oceania, and China.
In July 2017, we further entered into a PTSA with Dream Square, whereby the former would provide technical assistance and profits would be shared. This agreement was amended in September 2018, October 2018, October 2019 and October 2020, whereby certain technical assistance expenses and profit sharing proportions were further clarified. The PTSA, as amended, specified that Gravity retains the distribution rights of the games developed in conjunction with Dream Square (with or without any co-developer) in Korea, Taiwan, Hong Kong, and Macau, as well as globally (other than in China, where the distribution rights are licensed to Xindong). The final amendment of the PTSA expired on March 24, 2021. We are in discussions with other prospective service partners regarding arrangements for these games following their current service terms.
Each of Ragnarok Origin, Ragnarok X: Next Generation and Ragnarok Online received International Standard Book Number (the “ISBN”) codes from the Chinese government in August 2023, December 2023 and February 2024, respectively.
Recent developments relating to our organizational structure include the Company’s acquisition of shares of Gravity NeoCyon held by its minority shareholder, as a result of which Gravity NeoCyon became a wholly-owned subsidiary of the Company as of April 1, 2024.
Our registered office is located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea. Our telephone number is (822) 2132‑7000. Our main Web site is at http://www.gravity.co.kr. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. That address is http://www.sec.gov.
ITEM 4.B. BUSINESS OVERVIEW
OVERVIEW
Gravity is an online and mobile games developer and publisher based in Korea. We generate revenue from online games, mobile games and other sources (including character based merchandise and animation). Our historical principal product, Ragnarok Online, is an online game available in 91 markets. Revenues from Ragnarok Online decreased in 2023, representing 10.7% of our total revenues for the year ended December 31, 2023, compared to 18.7% of our total revenues in 2022. This decrease was primarily due to decreased revenue from Ragnarok Online in Taiwan and the Philippines in 2023, as discussed below.
Our focus on mobile games has increased in recent years, and mobile games represented 86.8% of our total revenues for the year ended December 31, 2023. Our principal mobile games, Ragnarok Origin, Ragnarok X: Next

Generation and Ragnarok M: Eternal Love accounted for 62.3%, 13.7% and 9.6%, respectively, of our total revenues for the year ended December 31, 2023. In 2022, Ragnarok Origin accounted for 35.5% of our total revenues. We intend to continue to diversify our product offering by developing online and mobile games in-house or through outsourcing as well as publishing additional games developed by third parties.
Our main geographic markets in terms of revenues for the year ended December 31, 2023, were Taiwan, Thailand, the Philippines, Korea, and Indonesia.
Online games
Online games are a genre of computer games in which a large number of players interact with one another within a virtual game world.
The following table summarizes the online games that we currently offer.

Title	Genre	Game Source	Date of Commercial Launch(1)
Ragnarok Online	Action adventure MMORPG(2)	Developed in‑house	August 2002
Dragonica (Dragon Saga)(3)	Action adventure MMORPG	Originally licensed from third-party developer; currently owned by us(4)	February 2009(5)
Ragnarok Online II	Action adventure MMORPG	Developed in‑house	March 2012
Requiem Online	Action adventure MMORPG	Developed in-house	August 2022(6)
R.O.S.E. Online(7)	Action adventure MMORPG	Developed by third party based on our intellectual property	December 2022
Ragnarok Landverse(8)	Action adventure MMORPG / P2E	Developed by third party based on our intellectual property	September 2023
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
(2)MMORPG is an abbreviation for Massively Multiplayer Online Role-Playing Game.
(3)Dragonica is commercially offered in the United States, Canada, and South America except for Brazil under the name Dragon Saga.
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
(6)Requiem Online was relaunched globally on August 25, 2022.
(7)R.O.S.E. Online was relaunched on December 13, 2022.
(8)Ragnarok Landverse was initially launched in Southeast Asia (excluding Thailand and Indonesia), South America, Middle East, India, Africa, and Oceania in September 2023.

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
Ragnarok Online was first commercially launched in August 2002 and, as of March 31, 2024, was commercially offered in 91 markets. See ITEM 4.B. “BUSINESS OVERVIEW—OUR MARKETS—Online Games.” Ragnarok Online represented 10.7% of our total revenues or Won 77,660 million (US$ 60,156 thousand) in 2023, compared with 18.7% of our total revenues or Won 86,743 million in 2022. Gravity, either directly or through a subsidiary, operates Ragnarok Online in each geographic market other than Japan, Vietnam, Europe, Russia/CIS, and China, where a third-party licensee operates the game. In markets where we or our subsidiary operate Ragnarok Online, our revenues are generated through micro-transaction revenue, and in markets where a third-party licensee operates the game, our revenues are generated through royalties or licensing fees.
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
The table below provides, for the periods indicated, the peak concurrent users and average concurrent users of Ragnarok Online since the first quarter of 2021, in each of our principal markets for Ragnarok Online.

		1Q 24	4Q 23	3Q 23	2Q 23	1Q 23	4Q 22	3Q 22	2Q 22	1Q 22	4Q 21	3Q 21	2Q 21	1Q 21
Japan	PCU(1)	7,346	7,367	6,931	9,229	7,352	9,424	9,209	8,772	6,920	7,152	9,641	9,034	8,973
	ACU(2)	3,618	3,255	3,041	2,917	3,371	3,651	2,769	3,015	3,010	2,792	4,226	3,760	4,284
Korea	PCU	6,421	8,185	8,212	5,305	6,926	6,843	8,346	6,968	5,697	5,524	4,269	6,138	5,210
	ACU	5,072	4,841	4,473	3,302	3,998	3,694	4,856	3,267	3,293	3,033	2,589	3,479	2,882
Thailand(3)	PCU	8,937	9,229	11,285	11,158	13,010	12,642	11,963	14,722	13,261	13,931	23,326	34,214	24,076
	ACU	5,588	4,291	4,024	5,113	5,787	4,879	5,400	5,619	5,627	5,841	10,288	15,340	11,841
USA/ Canada	PCU	2,087	2,082	2,078	2,016	1,860	1,824	1,539	1,669	1,839	2,500	3,244	3,140	3,463
	ACU	2,048	1,772	1,668	1,384	1,340	1,309	1,112	1,124	1,183	1,311	2,230	1,970	2,807
Taiwan/ Hong Kong/ Macau	PCU	21,858	22,329	19,256	19,317	16,702	25,609	21,648	24,316	22,490	18,960	24,729	25,845	21,072
	ACU	9,852	13,075	11,698	10,587	10,243	13,815	13,033	15,082	12,418	10,780	13,555	12,640	12,491
__________________
Notes:
(1)“PCU,” or peak concurrent users, represents the highest number of users of Ragnarok Online each quarter during the specified time period as recorded on the servers for the various countries.
(2)“ACU,” or average concurrent users, represents the average number of concurrent users of Ragnarok Online each quarter during the specified time period as recorded on the servers for the various countries.
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

The following table provides a breakdown of the revenues generated by Ragnarok Online in certain key markets for the periods indicated:

Revenue Type	Country	2023	2023(1)		2022	2021
		(In millions of Won and thousands of US$)
Online games—micro-transaction revenue	Thailand(2)	₩ 29,168	US$	22,594	₩ 29,657	₩ 26,866
	Taiwan/Hong Kong/Macau	25,799	19,984		35,319	25,930
	Korea	6,822	5,284		5,810	4,429
	The United States/Canada(3)	3,528	2,733		2,035	2,089
	Brazil	2,204	1,707		1,681	1,854
	Philippines(4)	828	641		2,512	—
	Other	663	513		1,015	517
	Subtotal	69,012	53,456		78,029	61,685

Online games—royalties and license fees	Japan	7,833	6,068		7,611	9,009
	The Philippines	—	—		—	324
	Europe	219	170		212	266
	Other	596	462		891	893
	Subtotal	8,648	6,700		8,714	10,492
	Total	₩ 77,660	US$	60,156	₩ 86,743	₩ 72,177
__________________
Notes:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,290.97 to US$ 1.00, the noon buying rate in effect on December 29, 2023, as certified by the Federal Reserve Bank of New York for customs purposes.
(2)Ragnarok Online game service in Thailand by our former licensee Electronics Extreme Ltd ceased on May 27, 2020. The revenues generated from Thailand on or before May 27, 2020, are shown as “Online games—royalties and license fees—Thailand” and those revenues generated by Gravity Game Tech Co., Ltd (“Gravity Game Tech”) since May 28, 2020 are shown as “Online games—micro transaction revenue—Thailand.”
(3)Includes subscription and other types of game revenues managed by Gravity Interactive, Inc. and generated in countries other than the United States and Canada. Such revenues from other countries constitute an immaterial portion of the revenues recorded as micro-transaction revenues from the United States and Canada.
(4)Ragnarok Online game service in the Philippines by our former licensee Electronics Extreme Ltd. ceased on December 28, 2021. The revenues generated from the Philippines on or before December 28, 2021, are shown as “Online games—royalties and license fees—The Philippines” and those revenues generated by Gravity Game Hub PTE., Ltd. (“Gravity Game Hub”) since December 28, 2021 are shown as “Online games—micro transaction revenue—The Philippines.”
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
We develop mobile games either in-house or through outsourcing to third-party developers, and we also publish mobile games licensed from third parties. In contrast to online games, the life cycle of a mobile game is relatively short and generally lasts from six to 24 months while reaching its peak popularity within the first three months of its introduction, though it varies by genre. As a result, we generate a significant portion of our mobile games revenue from the games that have been released within the recent 12 months.
The following table sets forth each of the mobile games that we have released since January 2023.

Title	Genre	Service Area	Date of Commercial Launch
Ragnarok X: Next Generation	MMORPG	Korea	January 2023
Ragnrok Origin	MMORPG	Southeast Asia Central and South America, etc. China	April 2023 February 2024 March 2024
Ragnarok Lost Memories	Cinematic Newtro Story RPG	Taiwan, Hong Kong, Macau	May 2023
WITH: Whale In The High	Healing Idle	Global	June 2023
White Chord	Character Collecting RPG	Japan	August 2023
Ragnarok 20 Heroes	Action RPG	Korea	October 2023
Ragnarok Begins	Action Side-scrolling MMORPG	Korea	December 2023
Ragnarok Idle Adventure	Idle RPG	Thailand	January 2024
Generation Zombie	Turn-based Card Game of Survival	Global	March 2024
__________________
Notes:

The following are revenues generated from our mobile games business for the periods indicated:

Revenue Type	Country	2023	2023(1)		2022	2021
		(In millions of Won and thousands of US$)
Mobile games— micro transaction revenue	Taiwan	₩ 142,438	US$	110,334	₩ 125,516	₩ 23,906
	Thailand	103,008	79,791		29,235	14,235
	The Philippines	89,818	69,574		11,612	13,337
	Korea	65,626	50,835		24,341	49,798
	Indonesia	56,736	43,948		2,578	3,629
	Malaysia	45,759	35,445		5,413	19,359
	Hong Kong	17,071	13,223		15,987	155
	The United States	16,337	12,655		30,069	17,241
	Other(2)	31,872	24,689		16,871	22,986
	Subtotal	568,665	440,494		261,622	164,646

Mobile games— royalties and license fees	Malaysia	12,650	9,799		18,734	10,882
	The Philippines	11,949	9,256		11,879	6,693
	Japan	10,148	7,861		17,225	26,559
	Taiwan	7,724	5,983		14,573	26,928
	Hong Kong	5,584	4,325		8,410	7,493
	Thailand	4,646	3,599		16,565	53,357
	Indonesia	1,051	814		1,515	5,198
	Other(3)	7,187	5,567		8,249	18,408
	Subtotal	60,939	47,204		97,150	155,518
	Total	₩ 629,604	US$	487,698	₩ 358,772	₩ 320,164
__________________
Notes:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,290.97 to US$ 1.00, the noon buying rate in effect on December 29, 2023, as certified by the Federal Reserve Bank of New York for customs purposes.
(2)Other primarily comprises Singapore, Brunei, Europe, Brazil, and Central and South America.
(3)Other primarily comprises China, the United States, and Singapore.
Ragnarok M: Eternal Love
Ragnarok M: Eternal Love is a MMORPG, which we offer in 122 markets across Taiwan, Hong Kong and Macau, Korea, Southeast Asia, North and South America, Oceania, Japan, Europe, and Russia. The game was developed by Gravity and Dream Square, together with co-developer Xindong. We commenced our service for Ragnarok M: Eternal Love in Taiwan in October 2017, Korea in March 2018, Southeast Asia in October 2018, North and South America, and Oceania in January 2019, Japan in June 2019 and Europe and Russia in October 2019.
For the year ended December 31, 2023, Ragnarok M: Eternal Love represented 9.6% of our total revenues or Won 69,773 million (US$ 54,047 thousand), compared with 20.1% of our total revenues or Won 93,203 million in 2022.
Ragnarok X: Next Generation
Ragnarok X: Next Generation is a MMORPG we offer in Taiwan, Hong Kong, Macau, Southeast Asia, and Korea.

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
For the year ended December 31, 2023, Ragnarok X: Next Generation 13.7% of our total revenues or Won 99,321 million (US$ 76,935 thousand), compared with 16.7% of our total revenues or Won 77,278 million in 2022.
Ragnarok Origin
Ragnarok Origin is a MMORPG, which we offer in Korea, Japan, the United States, Canada, Taiwan, Hong Kong, Macau, Southeast Asia, Central and South America and China. The game was developed by Gravity and Dream Square, together with co-developer Shanghai Rexue Network Technology Co., Ltd. We commenced our service for Ragnarok Origin in Korea in July 2020, Japan in June 2021, the United States and Canada in November 2021, Taiwan, Hong Kong and Macau in September 2022, in Southeast Asia in April 2023 and Central and South America in February 2024 and China in March 2024.
For the year ended December 31, 2023, Ragnarok Origin represented 62.3% of our total revenues or Won 451,887 million (US$ 350,037 thousand), compared with 35.5% of our total revenues or Won 164,787 million in 2022.
Other games and game‑related products and services
Other games
In addition to developing and publishing online games and mobile games, which is our primary business, we also provide games for gaming consoles (including handheld gaming consoles), such as the Steam, Nintendo, Xbox, and the PlayStation series. Console games are distributed in the form of a disc or cartridge (game card), or downloaded directly to a console through the Internet.

The following table sets forth the console games we have released.

Title	Genre	Platform	Release Date
Ragnarok DS	Role playing	Nintendo DS	December 2008
Ragnarok: The Princess of Light and Darkness	Tactical role playing	PlayStation Portable	October 2011
Ragnarok Odyssey	Role playing	PlayStation Vita	February 2012
Double Dragon II	Action	Xbox 360	April 2013
Ragnarok Odyssey Ace	Role playing	PlayStation Vita	August 2013
Ragnarok Odyssey Ace	Role playing	PlayStation 3	April 2014
GRANDIA HD Collection	Role playing, Adventure	Nintendo Switch	October 2021
Pigromance	Puzzle Platformer	Steam, Stove, Nintendo Switch, Xbox One, Xbox Series X|S	December 2022
ALTF4 II	Adventure	Steam, Stove	March 2023
Wetory	Roguelike	Steam, Stove, Nintedo Switch	October 2023

We also provide games for IPTV. In September 2008, we entered into a licensing agreement with ICONIX, Co, LTD., or “ICONIX,” to develop and publish Pororo Game, an IPTV game based on ICONIX’s 3D TV animation series “Pororo: The Little Penguin.” We commercially launched Pororo Game in September 2009. Our licensing agreement with ICONIX has been renewed annually since its inception including, most recently, in March 2024. In January 2018, we entered into a licensing agreement with CJ ENM Corporation or “CJ ENM” to develop and publish an IPTV Game based on CJ ENM’s animation series, “The Haunted House.” We commercially launched the game in May 2019.
In April 2022, we entered into a licensing agreement with YoungToys for “Kongsuni” and “Tobot V.” “Kongsuni” game was launched in July 2023, while “Tobot V” game is still under development.
The amount of revenues from console and IPTV games represented less than 1% of our total revenues in each of 2023 and 2022.
Game character merchandising
In order to optimize the commercial opportunities presented by our games and their characters, we and our licensees have been marketing dolls, stationery, food and other character based merchandise, as well as game manuals, monthly magazines and other publications, based on our games. We currently have arrangements with CM Holdings Company to license Ragnarok Online game characters in Korea; with GungHo in Japan; with EMC Empire Multimedia Corporation in the Philippines and China; with Dream Express Co., Ltd. in Thailand; with Max Licensing & Consulting Co., Ltd. in Taiwan, Hong Kong, and Macau; with Aswas Co.,Ltd. in Korea, Malaysia, and the United States; with Sessom Asia Pte., Ltd. in Singapore, Indonesia, and Malaysia; and with Hellomisterlee Co., Ltd. in Korea, and the United States.
The amount of revenues from game character merchandising represented less than 1% of our total revenues in 2023 and in 2022.

Other services
In addition to its core mobile game business, Gravity NeoCyon, Inc. (“Gravity NeoCyon”) provides system development and maintenance services as well as system integration services to third parties. The amount of revenues from such other services represented 1.7% of our total revenues or Won 12,368 million (US$ 9,580 thousand) for the year ended December 31, 2023, compared with 3.1% of our total revenues or Won 14,329 million in 2022.
OUR MARKETS
Our biggest geographic markets in terms of revenue for the year ended December 31, 2023, were Taiwan, Thailand, the Philippines and Korea. The following table sets forth a summary of our consolidated statement of operations showing revenues by geographic area for the periods indicated and the percentage represented by such revenues for the year ended December 31, 2023.

	Year Ended December 31,
Country	2023		2023(1)		2022	2021
	(In millions of Won and thousands of US$, except percentages)
Taiwan	₩ 176,071	24.3%	US$	136,387	₩ 175,664	₩ 77,462
Thailand	136,874	18.9%	106,024		75,498	94,475
The Philippines	102,595	14.1%	79,471		26,003	20,173
Korea	86,058	11.9%	66,662		46,719	73,751
Indonesia	58,763	8.1%	45,518		5,472	10,723
Malaysia	58,553	8.1%	45,356		24,830	30,422
The United States (2)	22,702	3.1%	17,585		33,697	20,894
Hong Kong	22,656	3.1%	17,550		24,397	7,648
Japan	18,999	2.6%	14,717		26,133	40,259
Others	42,245	5.8%	32,723		25,205	38,131
Total	₩ 725,516	100.0%	US$	561,993	₩ 463,618	₩ 413,938
__________________
Notes:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won  1,290.97 to US$ 1.00, the noon buying rate in effect on December 29, 2023 as certified by the Federal Reserve Bank of New York for customs purposes.
(2)Revenues in the United States, as shown on this table, also include micro-transaction and other types of game revenues generated in other countries managed by Gravity Interactive. Such revenues from other countries constitute an immaterial portion of the revenues recorded as micro-transaction revenues from the United States.
Online games
We manage and distribute (directly or through our subsidiaries) online game operations in Korea, Thailand, Taiwan, Hong Kong and Macau, the United States, Canada, Brazil, Indonesia, the Middle East, the Philippines, Singapore, and Malaysia, and we work with licensees to manage and distribute our games in other markets. Our licensees pay us an initial license fee and/or ongoing royalty payments based on a percentage of revenues generated from subscription fees and/or micro transactions of the game they service in the respective overseas markets. The license agreements may be terminated in the event of bankruptcy or a material breach by either party, including, in our case, in the event the licensee fails to pay royalty fees in a timely manner.
Ragnarok Online is commercially offered in the 91 markets, including Japan, Taiwan, Hong Kong and Macau, the United States, Canada, Thailand, the Philippines, Singapore, Malaysia, and others. We or our subsidiaries manage the distribution of Ragnarok Online in each market other than in Japan, China, Russia/CIS, and 37 European countries and markets. In each of these markets, local licensees publish Ragnarok Online. The following table lists the overseas countries and markets in which Ragnarok Online is commercially offered through our licensees, the names of the licensees, the dates of the license agreements, and the commercial launch dates, and expiry dates of the license agreements.

Country	Licensee	Date of License Agreement	Date of Commercial Launch	Date of Expiry
Japan	GungHo Online Entertainment, Inc.	July 2002	December 2002	September 2025
Europe(1)	Innova Intellectual Properties SARL	August 2019	April 2004	September 2025
China(2)	Shanghai BING KUAI Network Technology Co., Ltd.	January 2022	February 2013	December 2024
Russia and CIS(3)	Innova Solutions FZ-LLC	February 2018	March 2007	August 2024
Vietnam(4)	VTC Technology and Digital Content Company	June 2019	July 2021	December 2025
__________________
Notes:
(1)Represents game operations in France, Belgium, the United Kingdom, Finland, Sweden, Norway, Ireland, Scotland, Denmark, Spain, Austria, Bulgaria, Cyprus, Czech Republic, Germany, Greece, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Switzerland, Andorra, Estonia, Iceland, Kosovo, Latvia, Liechtenstein, Lithuania, Monaco, San Marino, and Vatican. Ragnarok Online was initially launched in Germany, Austria, Switzerland, Italy, and Turkey with a different licensee in April 2004.
(2)Ragnarok Online was initially launched in China with a different licensee in February 2013. A license agreement entered into on October 1, 2016, with our previous licensee in China, Shanghai TA REN Network Technology Co., Ltd. (“Shanghai TA REN”) expired on December 31, 2021. On January 1, 2022, we entered into a new licensing agreement with Shanghai BING KUAI Network Technology Co., Ltd. (“BING KUAI”), a subsidiary of Shanghai TA REN, under which BING KUAI will continue to provide the service of Ragnarok Online. The term of this new licensing agreement was extended on January 1, 2023 and again on January 1, 2024 pursuant to the automatic one year extension thereunder.
(3)Ragnarok Online was initially launched in Russia and CIS with a different licensee in March 2007.
(4)Ragnarok Online was initially launched in Vietnam with VTC Technology and Digital Content Company as co-publishers.
Mobile games
With respect to mobile games, as of April 26, 2024, we directly manage the distribution of each of Ragnarok M: Eternal Love (other than in Japan and China, where we work with a third-party licensee), Ragnarok Origin in Korea, the United States, Canada, Taiwan, Hong Kong, Macau, Southeast Asia and Central and South America, and Ragnarok X: Next Generation in Korea.
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
In markets where we work with third-party licensees, such licensees develop, after consultation with us, a retail pricing structure for the users of the game they service in their respective markets. The pricing structure for Ragnarok Online in Thailand, Korea, Japan, the United States and Canada, Taiwan, Hong Kong and Macau, Singapore, Malaysia, and the Philippines are set forth below.
Thailand
Gravity Game Tech, our wholly-owned subsidiary in Thailand, determines the pricing plan for Ragnarok Online in Thailand. Users can pay through debit card, electronic wallet, and internet banking, which they are able to convert to RO Cash Points, the currency used in Ragnarok Online. RO Cash Points are eligible for use in the purchase of game items. We pay a commission for payment processing ranging from 2% to 14% per transaction to third parties, who bear the delinquency risk associated with payments from users.
Micro‑transaction model
We have been directly providing Ragnarok Online in Thailand since May 28, 2020. We have applied a micro-transaction model for users in Thailand, which allows users to buy game items in the price range between THB 1 and THB 5,000. The following table sets forth our basic pricing for points of Ragnarok Online in Thailand as of December 31, 2023.

Points	Retail Price
10 point	฿	1.00
Korea
Individual PC account users in Korea can choose from a number of alternative payment options, including charges made through mobile or fixed telephone service provider payment systems, prepaid cards, gift certificates, online credit card payments, and bank transfers, to buy G Cash, which can be used for any games we offer and convert G Cash to RO Points, the currency of the money used in Ragnarok Online, which enable them to buy game items. Internet café subscribers make payments through credit card or bank transfers. We pay a commission for payment processing ranging from 1.4% to 2.8% or Won 200 per transaction to third parties who bear the delinquency risk associated with payments from users.

Subscription‑based fee model

The subscription‑based fee model is currently applied only to Internet cafés, not to individual PC users in Korea, and the subscription‑based revenue is not material. The following table sets forth our published pricing plans for Internet cafés in Korea for Ragnarok Online access as of December 31, 2023.

Hours(1)	Flat Fee per PC
300 hours	₩ 69,300
600 hours	138,600
1,000 hours	231,000
2,000 hours	462,000
__________________
Note:
(1)Actual hours may vary depending on additional bonus hours we offer in proportion to hours purchased by the subscriber.
Micro‑transaction model
We have applied a micro‑transaction model in Korea since April 2007. The price range of each of the game items is between Won 400 and Won 29,800. There are certain game items, which users can buy only at Internet cafés.
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
Micro‑transaction model
We have applied a micro‑transaction model in Japan since December 2006. Game users buy GungHo Shop Points, which enable them to buy game items or directly buy game items from the mobile item shop. The price range of the game items is between JPY 50 and JPY 2,000. The following table sets forth our licensee’s published basic pricing for GungHo Shop Points in Japan as of December 31, 2023.

Points	Retail Price(1)
10,000 points	¥1,000
21,000 points	2,000
32,500 points	3,000
55,000 points	5,000
112,000 points	10,000
___________________
Note:
(1)For convenience only, on December 29, 2023, the noon buying rate of the Japanese Yen to the U.S. dollar as certified by the Federal Reserve Bank of New York for customs purposes was JPY 140.92 to US$ 1.00.

The United States and Canada
Gravity Interactive, our wholly‑owned subsidiary in the United States, determines the pricing plan for Ragnarok Online in the United States and Canada. Users pay through credit cards, wire and/or bank transfers, or mobile payment, or online payment systems such as PayPal. Gravity Interactive ceased to apply the subscription‑based fee model in April 2011.
Micro‑transaction model
We have applied a micro‑transaction model in the United States and Canada since June 2007. Game users buy points, which enable them to buy game items in the price range between US$ 0.05 and US$ 30. The following table sets forth Gravity Interactive’s published basic pricing for points of Ragnarok Online in the United States and Canada as of December 31, 2023.
VIP Items are only sold through the cash shop for 250 points/$2.50.

Points	Retail Price
1,100 points	US$	10.00
1,650 points	15.00
2,875 points	25.00
4,600 points	40.00
6,000 points	50.00
9,000 points	75.00
12,000 points	100.00
Taiwan, Hong Kong and Macau
Gravity Communications Co., Ltd. (“Gravity Communications”), our wholly-owned subsidiary in Taiwan, determines the pricing plan for Ragnarok Online in Taiwan, Hong Kong, and Macau. Users can pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as MyCard, which they are able to convert to RO Points, the currency used in Ragnarok Online. RO Points are eligible for use in the purchase of in-game items. We pay a commission for payment processing ranging from 5% to 21% per transaction to third parties.
Micro‑transaction model
We have been directly providing Ragnarok Online in Taiwan, Hong Kong, and Macau since June 15, 2016. We have applied a micro-transaction model for users in Taiwan, Hong Kong, and Macau, which enables them to buy game items in the price range between NT$ 1 and NT$ 449. For purchases in currencies other than the NT dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. The following table sets forth our basic pricing for points of Ragnarok Online in Taiwan, Hong Kong, and Macau as of December 31, 2023.

Points	Retail Price
1 point	NT$	1.00
Singapore, Malaysia, and the Philippines
Gravity Game Hub PTE. Ltd., our wholly-owned subsidiary in Singapore, determines the pricing plan for Ragnarok Online in Singapore, Malaysia, and the Philippines. Users can pay through direct carrier billing, digital payments, electronic wallet and internet banking, which they are able to convert to Kafra Points, the currency used in Ragnarok Online. Kafra Points are eligible for use in the purchase of in-game items. We pay a commission for payment processing per transaction to third-party payment processors, who bear the delinquency risk associated with payments from users.
Micro‑transaction model
We have been directly providing Ragnarok Online in Singapore, Malaysia, and the Philippines since February 23, 2022. We have applied a micro-transaction model for users in Singapore, Malaysia, and the Philippines, which allows users to purchase in-game items in the price range between SGD 0.2 and SGD 25. The following table sets forth our basic pricing for Kafra Points in Ragnarok Online in Singapore, Malaysia, and the Philippines.

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
Taiwan, Hong Kong and Macau
For Ragnarok M: Eternal Love in Taiwan, Hong Kong, and Macau, we have applied a micro-transaction model, including a Gatcha system, for users in these markets, which enables them to buy game items in the price range between NT$ 30 and NT$ 10,000 as of December 31, 2023.
For Ragnarok X: Next Generation in Taiwan, Hong Kong, and Macau, we have applied a micro-transaction model, including a Gatcha system, for users in these markets, which enables them to buy game items in the price range between NT$ 30 and NT$ 11,000 as of December 31, 2023.
For Ragnarok Origin in Taiwan, Hong Kong, and Macau, we have applied a micro‑transaction model, including a Gatcha system, for users in these markets, which enables them to buy game items in the price range between NT$ 30 and NT$ 3,290 as of December 31, 2023.
For purchases in currencies other than the NT dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as MyCard.
Korea
For Ragnarok M: Eternal Love in Korea, we have applied a micro‑transaction model, including a Gatcha system, in Korea since March 2018. Game users buy virtual game items in the price range between Won 1,200 and Won 119,000 as of December 31, 2023. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems.
For Ragnarok Origin in Korea, we have applied a micro‑transaction model, including a Gatcha system, in Korea since July 2020. Game users buy virtual game items in the price range between Won 1,200 and Won 119,000 as of December 31, 2023. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems.
For Ragnarok X: Next Generation in Korea, we have applied a micro-transaction model, including a Gatcha system, in Korea since January 2023, which enables them to buy game items in the price range between Won 1,500 and Won 149,000 as of April 26, 2024. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems.

Southeast Asia, North and South America, Oceania and Europe
We have applied a micro-transaction model including a Gatcha system for Ragnarok M: Eternal Love in Southeast Asia since October 2018, in North and South America, and Oceania since January 2019 and Europe since October 2019. Game users in Southeast Asia, North and South America, Oceania, and Europe buy virtual game items in the price range between US$ 0.99 and US$ 99.99 as of December 31, 2023.
For Ragnarok X: Next Generation in Southeast Asia, we have applied a micro-transaction model, including a Gatcha system, for users in these markets, which enables them to buy game items in the price range between US$ 0.99 and US$ 189.99 as of December 31, 2023.
For Ragnarok Origin in the United States and Canada, we have applied a micro‑transaction model, including a Gatcha system in the United States and Canada since November 2021. Game users buy virtual game items in the price range between US$ 0.99 and US$ 99.99 as of December 31, 2023.
For Ragnarok Origin, we have applied a micro-transaction model, including a Gatcha system in Southeast Asia since April 2023. Game users buy virtual game items in the price range between US$ 0.21 and US$ 104.16 as of December 31, 2023.
For purchases in currencies other than the U.S. dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. Users pay through credit cards, wire and/or bank transfers, mobile payment, or online payment systems such as PayPal and Huawei.
Japan
For Ragnarok M: Eternal Love in Japan, we have applied a micro‑transaction model including a Gatcha system in Japan since June 2019. Game users buy virtual game items in the price range between JPY 120 and JPY 10,000 as of December 31, 2023. Users pay through credit cards, wire and/or bank transfers, mobile payment, or online payment systems.
For Ragnarok Origin in Japan, we have applied a micro‑transaction model, including a Gatcha system, in Japan since June 2021. Game users buy virtual game items in the price range between JPY 160 and JPY 10,000 as of December 31, 2023. Users pay through credit cards, wire and/or bank transfers, mobile payment, or online payment systems.
GAME DEVELOPMENT AND PUBLISHING
We expect the online and mobile game industries to be characterized by increasing demand for sophisticated or original games with the most up‑to‑date technologies and/or innovative game designs. In response, we intend to expand our game offerings by continuing to develop in‑house additional high quality games with the latest technologies and/or innovative game designs and by publishing such new games developed by us or licensed or acquired from leading third-party developers.
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
Game development
Our game development department is divided into two categories of development teams: one is dedicated to online games and the other is dedicated to mobile games. As of December 31, 2023, we employed a total of 228 game developers. We have developed online games, such as Ragnarok Online, Ragnarok Online II, Requiem Online and some social network games and mobile games, such as Ragnarok V: Returns, Ragnarok: The Lost Memories and Ragnrok

Begins in-house. Furthermore, we have developed cross-platform games, such as Ragnarok V: Returns, Ragnarok Begins, and Ragnarok: The Lost Memories, which will be made available on both online and mobile platforms. In order to remain competitive, we are focusing our in‑house game development efforts on enhancing the game experience and on developing new games incorporating the latest technologies (including software improving the communication and interaction between players).
We also outsource development activities for our new games to third parties. For example, in November 2022, we entered into a game development agreement with Ntriple Co., Ltd, a developer in Korea, to outsource the development of Ragmon Marble using the contents of Ragnarok Online. In January 2023, we entered into a partnership agreement with Zero X And Pte. Ltd., a developer in Singapore, to permit the development of the P2E game Ragnarok Monster World using the contents of Ragnarok Online. In April 2023, we entered into a game development agreement with IOI Co., Ltd., a developer in Korea, to outsource the development of Poring Merge NFT to IOI Co., Ltd. using the contents of Ragnarok Online. We own all intellectual property rights relating to Poring Merge NFT, Ragmon Marble, and Ragnarok Monster World.

Furthermore, we outsource development for console platform games in Steam, Nintendo Switch, PlayStation, and Xbox.

We develop new mobile games and related updates. We will continue to devote substantial resources to develop popular games with high revenue potential. Our in-house teams specialize in game planning, graphic design, research and development, and game operation.
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
•In‑depth examination, analysis, and commercial negotiation. Once a game passes preliminary screening, we thoroughly review and test the game, conduct a cost analysis, develop operational and financial projections and formulate a preliminary game operating plan. We then begin commercial negotiations with the developer;
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
We license out certain intellectual property and other rights to third-party developers or to our subsidiaries for the development of new game titles.
We licensed Ragnarok Online to Dream Square, a game developer in China, in May 2013, which led to the development of Ragnarok Prequel and Ragnarok Prequel II, a Web browser-based game. We also signed a license and development agreement with the same developer in January 2015 to grant the developer the right to use the contents of Ragnarok Online to develop two mobile games, which was revised in March 2016 to grant the developer the exclusive right to develop mobile games and web games based on the contents of Ragnarok Online and distribute such games in China for five years from March 25, 2016. Such license and development agreement led to the development of Ragnarok R, RO: Idle Poring, Ragnarok M: Eternal Love, Ragnarok H5, Ragnarok Origin, and Ragnarok X: Next Generation. See ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Mobile games.”
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
In September 2019, we granted Pin You Technology, a game developer in Taiwan, the right to use the contents of Ragnarok Online to develop one mobile game, which led to the development of Ragnarok Monster’s Arena. Ragnarok Monster’s Arena was commercially launched in Taiwan, Hong Kong, and Macau in May 2022, in Thailand and Korea in September 2022, and in Southeast Asia, South Asia, the Middle East, and Oceania in December 2022.
We entered into an agreement with each of Shanghai Taren Network Technology Co.,Ltd. (“Taren”), and Guangdong Xinghui Teamtop Interactive Entertainment Co.,Ltd. (“Teamtop Interactive”), both game developers and publishers in China, in July 2021 and January 2023, respectively. We allowed Taren and Teamtop Interactive to use the contents of Ragnarok Online to develop three mobile games and one mobile game, respectively, and distribute such games in China.
We entered into an agreement with Shanghai GameAle Network Technology Co., Ltd (“GameAle”), a game developer and publisher in China, under which GameAle is permitted to use the contents of Ragnarok Online to develop and distribute in China two mobile games in January 2022 and in October 2023.
Moreover, we license in existing intellectual property from third parties for developing new games. In September 2008, we entered into a license agreement with ICONIX to develop Pororo Games, an IPTV game, based on a popular Korean television animation series “Pororo: The Little Penguin.” Pororo Games has been commercially offered since September 2009. In November 2015, we entered into another licensing agreement with ICONIX, which allowed Gravity to develop and publish games for various platforms based on Pororo: The Little Penguin. In January 2018, we entered into a licensing agreement with CJ ENM Corporation (“CJ ENM”) to develop and publish an IPTV Game based on CJ ENM’s animation series “The Haunted House.” In January 2018, we entered into a game development agreement with Doyeon Games to outsource the development of “The Haunted House” IPTV game. The game was launched in May 2019 in Korea. In May 2020, we entered into an agreement with National Basketball Association (“NBA”) and National Basketball Players Association (“NBPA”) to obtain the right to develop and publish a NBA licensed game. NBA Rise To Stardom, a Sports mobile game, was launched in Japan in November, 2021. In April 2022, we entered into a licensing agreement with YoungToys, to develop and publish Kongsuni Game and Tobot V Game, Internet protocol television (IPTV), cable television and mobile games, based on YoungToys’ TV animation series “Kongsuni” and “Tobot V.”
We continue to seek more opportunities to license out existing intellectual properties or license in existing intellectual properties of third parties for game development and publishing.
MARKETING
We employ a variety of traditional and online marketing programs and promotional activities, including in‑game events, in‑game marketing, and offline events. Due to the close‑knit nature of the game community, we believe that word‑of‑mouth is an important medium for the promotion of our games.
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
We conduct a variety of marketing programs and online and offline events to target potential subscribers. Our main marketing efforts include advertising on Web site portals and game magazines, conducting online promotional events, participating in trade shows, and entering into promotional alliances with Internet service providers. We spent Won 13,661 million (US$ 10,582 thousand) on advertising and promotions in 2023, compared with Won 29,898 million in 2022.
We frequently organize in‑game events, such as card exchange events for our users. We also host “fortress raid” events, which we believe encourage the development of virtual communities among our users and increase user interest in our games. We also host from time to time in‑game tournaments in which users can compete against each other either as a team or individually. In addition, we use in‑game events to introduce users to new features of our games. We organized 673 and 515 in‑game events for Ragnarok Online users in 2023 and 2022, respectively.

After the lifting of the COVID-19 quarantine restrictions, we organized large-scale offline events, including e-sports tournaments featuring Ragnarok IP games in Asia and participated in various global game exhibitions, such as Gamescom 2023 in Cologne, Germany, PAX WEST 2023 in Seattle, U.S., Tokyo Game Show 2023 in Tokyo, Japan and G-Star 2023 in Busan, Korea. Particularly, Rangarok Online 2023 (“ROS 2023”) resumed in a decade after Ragnarok World Championship 2013. The countries that participated in ROS 2023 included Korea, Taiwan, Thailand, Indonesia, Philippines, and Malaysia, and on the day of grand finals, approximately 20,000 spectators visited the venue in Jakarta, Indonesia with high excitement. Same as the previous year, we participated in Global Game Exhibition G-Star 2023 (“G-Star 2023”) at BEXCO in Busan, Korea, which was attended by approximately 197,000 offline visitors and 970,000 online viewers. At G-Star 2023, we set up our own booth where we offered hands-on demonstration of Gravity’s newly introduced games and various events for visitors.
In most of our overseas markets, marketing activities are principally conducted by our licensees and typically consist of advertising on Web site game portals and online game magazines and through television commercials, as well as hosting online and offline promotional events. The licensees are responsible for the costs associated with such advertising and promotional activities. For example:

•In January 2024, Gravity Communications Co., Ltd., our subsidiary in Taiwan, participated in the Taipei Game Show, which was attended by 360,000 visitors, At our booth, we introduced Ragnarok Origin and Ragnarok Golf Monsters along with 17 new console titles that will be published.

•In May 2023, Gravity Game Tech Co. Ltd., our subsidiary in Thailand, held an offline event celebrating the third anniversary of Ragnarok Online with 248 users at Ari Station in Bangkok.

•In June 2023, Nuverse (Hong Kong) Limited, who is responsible for marketing Ragnarok X: Next Generation in Taiwan, Hong Kong, Macau, and Southeast Asia, held a promotional offline event to celebrate the second year anniversary of Ragnarok X: Next Generation in Southeast Asia. The event was a camper van parade themed with Ragnarok X: Next Generation and visited seven cities in Thailand, Indonesia, and Philippines for three days. The number of participants of the event is approximately 18,000.

•In September 2023, Gravity Game Arise, Co. Ltd., our subsidiary in Japan participated in Tokyo Game Show 2023 in Japan. Approximately 243,000 participants attended the show. At our booth, we introduced ten console titles including Snow Brothers 2.
Our licensees are selected in part on the basis of their marketing capabilities, including the size and scope of their distribution networks. Also, in more strategic markets where we anticipate considerable growth such as Taiwan, Thailand, Vietnam, or the United States, we believe that it is important to enhance our own direct publishing network for game services.
GAME SUPPORT AND CUSTOMER SERVICE
We are committed to providing superior customer service to our users directly and through our licensees. As of December 31, 2023, 54 employees were game masters or persons who are in charge of testing, updating and providing server maintenance for our games, as well as dealing with customer complaints, 30 employees were members of our domestic customer service team and 24 employees were members of our overseas customer support team.
In Korea, we provide customer service for our online and mobile games through bulletin boards of the Web sites of our online and mobile games, call centers, email, facsimile, and at our walk‑in customer service center. Our bulletin boards of the Web sites of our online and mobile games allow our customers to post questions to, and receive responses from, other users and our support staff. In our overseas markets, our licensees administer customer service through varying combinations of bulletin boards of the Web sites of our online and mobile games, call centers, email, and facsimile, with assistance from time to time from our overseas customer support staff.
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
We maintain our server hardware in a single climate‑controlled facility at KT Mokdong Internet Computing Center at 233‑5 Mokdong‑ro, Yangcheon‑gu, Seoul, Korea and our other system hardware in our offices in Seoul. As of December 31, 2023, our server network for our online game operations in Korea consisted of a total of 157 servers, including 70 physical servers and 87 physical servers through the server virtualization technology we have adopted since July 2011, which allows one physical server to be divided into multiple virtual servers, each of which functions individually as a complete and independent server.
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
COMPETITION
We compete primarily with other online and mobile game developers and distributors in each of our markets. In addition, we compete against providers of games on various platforms, such as console games, handheld games, and arcade games. We compete primarily on the basis of the quality of the game experience offered by us to our users, which depends on a number of factors, including our ability to do the following:
•hire and retain creative personnel to develop games that appeal to our users;
•offer online and mobile game service that is stable and is not prone to server shutdowns, connection problems, or other technical difficulties;
•provide timely and responsive customer service; and
•establish payment systems that are secure and efficient.
Competition in the online game industry

Currently, the leading providers of online games globally, based on the number of peak concurrent users, include Korea-based companies such as NCSoft Corporation, Krafton, Inc., Nexon Co., Ltd. and Smilegate RPG. Co. Ltd. as well as foreign publishers, such as Mojang Studios, Epic Games, Inc., Electronic Arts Inc., Valve, L.L.C. and Riot Games according to data available from various public sources.
PlayerUnknown’s Battlegrounds of PUBG Corporation, Minecraft of Mojang Studios, Fortnite Battle Royale of Epic Games, Inc., CS: Global Offensive of Valve, L.L.C. and League of Legends of Riot Games are some of the most popular online games both in Korea and globally.
Our existing and any potential new competitors in the online games industry compete with us for talent, game player spending, time spent on game playing, marketing activities, quality of games, and distribution network. As many of our competitors have significantly greater financial, marketing, and game development resources than we have, we face intense competition in the online game industry. We expect competition will continue to be strong as new competitors enter the market and existing competitors allocate more resources to develop and market competing games, while the online game industry begins to consolidate into a small number of leading companies or groups of affiliated companies due to the high cost of game development, marketing, and distribution networks, which is likely to drive unsuccessful online game providers to go out of business or be acquired by other successful game providers.
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
We compete with companies that specialize in developing and/or distributing mobile games including leading Korea-based publishers such as NCSoft Corporation, Nexon Co., Ltd., Kakao Games Corp., and Netmarble Corp. as well as foreign publishers such as Tencent Holdings Ltd., NetEase Inc., King.com Ltd., and Playrix Holding Ltd.

Honor of Kings, PlayerUnknown’s Battlegrounds, Genshin Impact, Candy Crush Saga, and Roblox are some of the most popular mobile games both in Korea and globally.
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
Competition from other game platforms

We also compete against PC and console‑based game developers that produce popular package games, such as Activision Blizzard, Inc., Bandai Namco Entertainment Inc., and Electronic Arts Inc. and game console manufacturers such as Nintendo Co., Ltd., Sony Interactive Entertainment Inc., and Microsoft Corporation, all of which also have their own console game development studios.
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
INTELLECTUAL PROPERTY
Our intellectual property is an essential element of our business. We rely on intellectual property such as copyrights, trademarks, and trade secrets, as well as non‑competition, confidentiality, and license agreements with our employees, suppliers, licensees, business partners, and others to protect our intellectual property rights. Our employees are generally required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments, and other processes generated by them on our behalf are our property and assigning to us any ownership rights that they may claim in those works. With respect to copyrights and computer program rights created by our employees within their employment scope and which are made public bearing our name, we are not required to pay any additional compensation to our employees.
In developing Ragnarok Online, we obtained an exclusive license from Mr. Myoung‑Jin Lee to use the storyline and characters from his cartoon titled Ragnarok for the production of games, animation and character merchandising. See ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Online games—Ragnarok Online.”
We are the registered owner of 26 registered software copyrights to 17 games: Ragnarok Online, Ragnarok Online II, R.O.S.E. Online, Requiem Online, Ragnarok Violet, Ragnarok Angel Poring, Ragnarok Online—Uprising: Valkyrie, Arcturus, Pucca Racing, W Baseball, Dragonica, Dragon Saga, Ragnarok Online Zero, Ragnarok Spear of Odin and Triple Chain, Ragnarok Origin, Ragnarok M: Eternal Love, each of which has been registered with the Korea Copyright Commission. As of December 31, 2023, we owned 200 registered domain names, including our official Web site and domain names registered in connection with each of the games we offer. We had 1,140 registered discrete trademarks at patent and trademark offices in 68 countries as of December 31, 2023. We registered with the Korea Intellectual Property Office, registered copyrights covering 13 game characters and six online game business model patents, in each case as of December 31, 2023.

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
Korea
The Korean game industry and online and mobile game companies operating in Korea are subject to the following laws and regulations:
The Personal Information Protection Act
The Personal Information Protection Act (“PIPA”) was enacted on March 29, 2011, and went into effect on September 30, 2011. PIPA’s scope covers anyone dealing with personal information in the private and public sectors. An amended version of PIPA, enacted on February 4, 2020 (which came into effect on August 5, 2020) now also includes Special Provisions for Personal Information Processing by Information and Communication Network Providers (the “Special Provisions”), which used to be previously covered in the Act on Promotion of Information and Telecommunications Network Utilization and Information Protection, etc. (the “Information Protection Act”).
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
Penalty surcharges are imposed on any personal information processors violating the regulation on the protection of personal information, and some conducts, such as collection of personal information of users without their consent, are the subject of criminal punishment. Any personal information processors violating its obligation to protect personal information by collecting, using, disclosing such information without consent, and not complying with protective measures, may be imposed with surcharges not exceeding 3% of the sales relevant to the conduct of violation in consideration of the details, degree, period, the number of times, and the scale of gained profits.

Following the continued occurrence of personal information leakage incidents, PIPA was amended on July 24, 2015 (which came into effect on July 25, 2016) to strengthen personal information protection measures and supplement remedial methods for users by strengthening punishment on personal information processors and introducing a statutory damage compensation system. According to the amended PIPA, a user may claim for statutory damage compensation up to Won 3 million in case of loss, theft, or leakage of his/her personal information under management by personal information processors.
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
The PIPA was amended on March 14, 2023, and became effective as of September 15, 2023, except for (i) below, for which the effective date has not yet been determined. The amended PIPA brings about several changes, including:
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
The Act on Promotion of Information and Communications Network Utilization and Information Protection, Etc., or Information Protection Act
Previously, the Information Protection Act was silent on mobile application developers’ access to personal information of application users, and such application users typically consented to such access as they would otherwise not be permitted to use the mobile application services. However, the Information Protection Act was amended on March 22, 2016 (which came into effect on September 23, 2016) to require mobile application developers to distinguish between information that is critical to provision of material components of the application services and information that is not critical, and clearly explain to each user why access to such critical information is necessary when the developers’ request such user to provide consent for such developer’s access to the data stored on such user’s smart phone. Moreover, a mobile application developer may not refuse to provide services based on a user’s refusal to provide access to his or her information, which is not critical to provision of the application services.

While the current Information Protection Act also includes provisions on matters regarding personal information protection, all such provisions are deleted from the amended version of the Information Protection Act as of February 4, 2020 (which came into effect on August 5, 2020) and integrated into the amended PIPA as of February 4, 2020 (which came into effect on August 5, 2020). The amended PIPA as of February 4, 2020, had differentiated regulations for general personal information processors and information and communication network providers by including Special Provisions, which provide exemptions for the information and communication network providers. However, the amended PIPA as of March 14, 2023, has unified the current bifurcated rules by deleting the Special Provisions that overlap with the general provisions applicable to personal information processors, while moving the Special Provisions that apply only to information and communications service providers to the general provision section.
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
The Act on Promotion of the Game Industry, or “Game Act”
Under the Game Act, which became effective on April 20, 2007, online games are classified into four categories: “suitable for users of all ages,” “suitable for users 12 years of age or older,” “suitable for users 15 years of age or older” and “suitable for users 18 years of age or older.” The 15 years of age or older category was added between the 12 years of age and 18 years of age categories to increase ratings flexibility. However, the Game Act, as amended on March 21, 2023 and effective from January 1, 2024, revised the definition of “juvenile” from a person under the age of 18 to a person under the age of 19, to be in line with the Juvenile Protection Act. Accordingly, the category of “suitable for users 18 years of age or older” was revised to “not permitted for use by juveniles.” Ragnarok Online has been classified as “suitable for users 12 years of age or older.” Amendments to the Game Act also require persons who produce, distribute or provide game products to disclose on each game product, internet homepage, advertisement, and promotional materials the types of probability-based items used in the game, as well as information on the relevant probabilities.
The Game Act includes the definition of the term “speculative game.” A speculative game refers to a game that permits betting and offers monetary loss or profit that is determined by chance. Elements that may cause a game to be considered a speculative game include the existence of game money used as a means for betting or purchasing game items (items used within the game for progression in the game) that become the subject of exchange with real money. The Korean Supreme Court Decision No. 2009Do12117 rendered on February 25, 2010 provided that a ‘speculative game’ under the Game Act, should be carried out in accordance with the contents and method prescribed under Article 2, (1-2) of the Game Act, and further, that the term refers to a gaming device or tool, which directly provides money, prize, or other financial profit or incurs loss on the game user via a payment tool installed on the gaming device or tool depending on the results of the game. Although the Game Act’s definition of speculative games and the Korean Supreme Court decision are intended to provide clarity for the determination of whether a game is deemed speculative or not, because our games involve transactions with game items, we have had to take measures to ensure that we are in compliance with the new rules. Such measures include distributing a game after a rating review is conducted by the Game Rating and Administration Committee, or a self-rating review is conducted in respect of such game in accordance with the Article 21-2 of the Game Act.
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
In addition, the amendment to the Game Act in January 2017 allowed allocation of game rating only based on game contents. Prior to such amendment, a game rating was required to be conducted in respect of each gaming device or platform regardless of whether different devices and/or platforms are used for the same game contents. Such requirement, however, came under criticism with emergence of a number of new platforms for games such as Internet protocol television and virtual reality devices and development of new games, which may be played using multiple platforms at the same time, (such as mobile and online games). The amendment to the Game Act in January 2017 addressed such criticism.
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
Under the Game Act, the Minister of Culture, Sports, and Tourism may order information and communication service providers to refuse, stop, or restrict the offering of games if such games are unrated, contents are different from those submitted for rating, were denied rating as speculative games, or were manufactured or distributed by a person not registered for operation of manufacturing or distributing games for profit‑making. The Game Rating and Administration Committee undertakes examination of the information and communications service providers and provides recommendation of correction to the providers as necessary.
In addition, under the Game Act, online game companies are required to comply with the following to prevent players’ excessive preoccupation with games: (i) verification of registered game users, including through verification of their real names, ages and identities, (ii) obtaining a parent/guardian’s consent for minors, (iii) restriction on the playing of games and limits on access hours, among others, when requested by minors or their parent/guardian, (iv) publishing of basic information such as the nature of the game being offered, its rating and in-game purchase policy, and notification to minors and their parents/guardians with respect to game use information such as access hours and payment information, (v) publishing of a warning statement to prevent excessive use of the game, (vi) providing of measures to prevent excessive use of the game including placing the access hour indicator on the game play screen (collectively, the “Prevention Measures”). In accordance with item (iii), upon request from minors or their parents/guardians, an online game company is required to implement the Selective Shut-down System. The Minister of the Ministry of Culture, Sports and Tourism may issue corrective orders if the Prevention Measures adopted are deemed inadequate, and if such corrective orders have not been implemented, imprisonment not exceeding two years or a fine not exceeding Won 20 million may be imposed. The Game Act, as amended on March 21, 2023 and effective from January 1, 2024, deleted the references to the term

“addiction” from the Prevention Measures as medical tolerance and withdrawal symptoms have not been identified in connection with games and whether such symptoms are included within the scope of diseases remain controversial.
The Juvenile Protection Act
The Juvenile Protection Act prescribes the establishment of the Juvenile Protection Commission under the authority of the Minister of the Ministry of Health and Welfare in Korea, formerly known as the Ministry for Health, Welfare and Family Affairs, or the “MIHWAF,” which has the authority to designate the types of media harmful to juveniles. Under the Juvenile Protection Act, any person who intends to sell, lend, or distribute media materials harmful to minors or provides them for viewing or utilization is required to confirm the age of the intended user, and shall not sell, rent or distribute such materials, or provide them for viewing or utilization, to minors. A person in violation may be punished by imprisonment for a maximum of three years or by a fine not exceeding Won 30 million.
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
A Web site for trading items is a Web site, which offers the services of a brokerage or agency for the trading of tangible or intangible things gained from online games as prescribed in the Game Act. The Supreme Court of Korea held in a case regarding Item Bay, one of the leading Web sites in Korea for trading online game items, that “Trading items on Item Bay falls under speculative activity as it is hard for game users to resist the temptation of cash trades through which they may easily gain items, which will cause users to be attracted to the cash convertibility of items rather than the game itself.” While we offer virtual in‑game items for sale to our users on the game Web sites that we operate in Korea, we do not broker the trade of such game items or any other tangible or intangible acquisitions obtained by using online games among our users, and currently do not fall under the category of “Web site for trading items.”
The Korean Civil Code and the Act on the Establishment and Management of the Korea Communications Commission
Pursuant to the Korean Civil Code, contracts entered into with minors, who were persons under 20 years of age, without parental consent under the Korean Civil Code prior to its amendment, may be invalidated. The definition of minors was changed to persons under 19 years of age in the amendment to the Korean Civil Code on March 7, 2011, which became effective on July 1, 2013. As a result, telecommunications service contracts and online game user agreements are now required to specifically set forth procedures for rescinding service contracts, entered into by persons under 19 years of age without parental consent.
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
The Telecommunications Business Act
Under the Telecommunications Business Act, a person who intends to run a value‑added telecommunications business must report to the Ministry of Science, ICT (“MSIT”), which has the authority to accept and monitor such reports. We are classified as a value‑added telecommunications service provider such that we are required to prepare and submit statistical reports regarding, among others, the current status of facilities, subscription records, and current status of users to the MSIT upon its request. The MSIT is responsible for compiling information and formulating telecommunications policies under this Telecommunications Business Act. In addition, we are required to report any transfer, takeover, suspension or closing of our business activities to the MSIT, which may issue a correction order if we fail to comply with its rules and regulations. Also, the MSIT may cancel our registration or order us to suspend our business for a period of up to one year if we fail to comply with correction order without a justifiable cause.
Meanwhile, Article 2-2 of the Telecommunications Business Act, which was amended on December 24, 2018, established a new application clause for overseas activities, which may have an impact on the Korean market or users, and such amendment took effect on January 1, 2021.
Taiwan
There are currently no laws or regulations that specifically target online and mobile gaming businesses. Some laws and regulations that are relevant to or that may affect the online and mobile gaming businesses are described below.
Protection of Personal Data
A non-governmental entity collecting, processing or using personal data is subject to the Personal Data Protection Act, or the “PDPA,” as amended on May 31, 2023. Any information that may be used to directly or indirectly identify a natural person is considered “personal data,” including the name of the data subject, date of birth, identity card number, passport number, characteristics, fingerprints, marital status, family, education, occupation, medical record, medical treatment, genetic information, sexual life, health examination, criminal record, contact information, financial conditions, and social activities.
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
Regulations on Copyrights
Under the Copyright Act, as amended on June 15, 2022, online and mobile games may be protected both as “computer programs” and “audiovisual works.” The period of copyright protection extends to 50 years after the death of the copyright holder. For a copyright holder other than a natural person, the period of copyright protection is 50 years after the publication of the work.

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
Regulations on Welfare and Rights of Children and Youths
Online game and mobile game operators should comply with a five-category game rating system, established under the Protection of Children and Youths Welfare and Rights Act and the Regulations of Game Software Rating Management, as amended on January 20, 2021 and May 23, 2019, respectively. The categories include: “Restricted,” “Parental Guidance 15,” or “PG-15,” “Parental Guidance 12,” or “PG-12,” “Protected,” and “General Public.” The ratings are registered with the Digital Game Rating Committee, or the “DGRC,” and such registration should be filed by the entity selling the game software or operating the game with license, or by the other entity supplying the game to users, prior to the launch of the game for public review and reference. Entities selling, operating with license, renting, disseminating, or displaying the game software or providing software for downloads should mark such classification on the packaging of the game software or next to the link to such game software.
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
An online game service agreement between a game operator and a consumer, if reached through standard contract terms drafted by the game operator and without negotiations between the parties, such as the standard terms and conditions between us and our Taiwan users, is subject to the Regulations of Mandatory Provisions to be Included in and Provisions Prohibited from Standard Form Contract for Internet Games Services effective since January 1, 2023. For example, any term in a standard contract for online games that waives a game operator’s responsibility under the CPA, precludes consumers’ right to terminate the agreement at will, or allows a game operator to amend the agreement unilaterally, will be deemed void. The mandatory provisions for a standard contract for an online game include, among others, that (1) a consumer may terminate the agreement without cause within seven days of executing the agreement, (2) a consumer may request for full refund of any paid but unused points/value, (3) a business operator should publish an announcement on the home page of game Web site, the game log-in page or the purchase page 30 days prior to any service fee rate adjustment scheduled to come into effect, (4) for paid-for loot boxes, a business operator should disclose, among others, the odds of winning the loot box rewards in percentage, and a statement that the loot box is a chance to win a product and a consumer’s purchase or participation in the activity does not entitle the consumer to receive specific rewards, and (5) if a business operator closes its business, it should, no less than 30 days prior to closure, publish an announcement on the home page of the game Web site, the game log-in page or the purchase page, and notify the consumers at the consumers' registered contact information if previously provided. These mandatory provisions form part of the online game agreement and are effective even if they are not specified in the executed standard contract.
Further, according to the CPA, a business operator that engages in the design, production, and/or manufacture of goods, and/or the provision of services, must ensure that the goods or services produced or provided meet the reasonably expected safety requirements based on the prevailing technology or professional standards at the time of manufacture. One relevant precedent is a 2023 district court case, in which the court held that, due to the discrepancy between the percentage of winning loot box virtual goods as advertised by an online game business operator and the actual percentage of winning, the business operator was in violation of the truth-in-advertising obligation under the CPA. The liability of a business operator to compensate for consumers’ injury cannot be restricted or released in advance. In addition, the CPA imposes strict liability on business operators for loss or damage caused to consumers regardless of whether the product or service has defects or not. A business operator in violation of the CPA thereby causing injury to a consumer or third party is jointly and severally liable; provided, however, that if the business operator can demonstrate that the injury suffered was not caused by negligence on its part, the court may reduce the amount of damages. The CPA also requires that business operators warn consumers of any potential danger that may be caused by their products.
According to the CPA, consumer disputes may be mediated by a local consumer mediation committee, or be brought to the court through class actions by consumer protection organizations on behalf of the consumers.
Thailand
Copyright Act B.E. 2537 (1994)
Under the Copyright Act (first enacted in 1994 and last updated in 2022), both online and mobile games may be protected as “literary work,” which includes “computer programs,” “audiovisual works,” “cinematographic works,” “sound recordings,” or “sound and video broadcasting works.” As Thailand is a member of the Berne Convention for Protection of Literary and Artistic Works, copyright works created in any signatory country will be protected under Thai law and afforded the same protection as those copyright works created by Thai nationals. Generally, the period of copyright protection extends to 50 years after the death of the copyright holder. However, in the case of audiovisual works, cinematographic works, sound recordings, or sound and video broadcasting works, copyright protection endures for 50 years from authorship, provided that if the work is published, copyright protection endures for 50 years from the work’s first publication. For a copyright holder other than a natural person, the period of copyright protection is 50 years after the publication of the work. Unauthorized reproduction, public transmission, distribution, adaptation, or public display of a protected work may constitute an infringement of the copyright of the holder and may lead to both fines and imprisonment.
Intellectual property-related matters in Thailand are overseen by the Department of Intellectual Property, under the auspices of the Ministry of Commerce. Additionally, IP-related lawsuits are submitted to a specialized court: the Court of Intellectual Property and International Trade.
Foreign Business Operations Act B.E. 2542 (1999)
The Foreign Business Operations Act was enacted in 1999 in an effort to restrict foreign participation in a wide range of business, commercial, and industrial activities in Thailand. Specifically, the Foreign Business Operations Act aims to protect Thai businesses in certain industries by limiting or prohibiting foreigners from operating businesses in those industries without specific authorization from the government. Restricted businesses for foreigners are divided into three (3) “Lists,” and List 3 includes businesses in which Thai nationals are not yet ready to compete with foreigners, including a broad subsection (21) of “Other Services.” Due to its broad scope, almost all business activities could fit into this category. Foreigners such as our Company can engage in businesses under List 3 only when a “Foreign Business License” is obtained from the Ministry of Commerce.
Personal Data Protection Act B.B. 2562 (2019)

The Personal Data Protection Act B.E. 2562 (2019) (the “PDPA”) was announced in the Royal Gazette on May 27, 2019. and became fully effective on June 1, 2022. The PDPA, which is mainly based on the General Data Protection Regulation of the European Union (the “GDPR”), has created obligations on the private sector and government (both personal data controllers and personal data processors), especially on burden of proof. Any information which, by itself or in conjunction with other pieces of personal data, can be used to identify any natural person is considered “Personal Data” under the PDPA, e.g., name of data subject, phone numbers, identity card number, passport number, medical record, medical treatment, health examination, characteristics, fingerprints, criminal record, financial conditions, and social activities.
The private sector and government must prove that they meet the requirements under the PDPA for all types of treatment of Personal Data, e.g., how to receive consent from data subjects before processing, collecting, or disclosing Personal Data, as well as transferring such data. Further, data subjects also have the right to request access to their personal data and demand for such data to be erased. They also have the right to object to the collection, usage or disclosure of their Personal Data.
If a data controller or a data processor is outside of Thailand, the PDPA shall apply to the collection, use, or disclosure, including transfer of personal data of data subjects who are in Thailand, where the activities of such data controller or data processor involve: i) the offering of goods or services to data subjects who are in Thailand, irrespective of whether the payment is made by the data subject; or ii) the monitoring of the behavior of data subject in Thailand.
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
Copyright
Under the Intellectual Property Code of the Philippines, online and mobile games may be protected as “computer programs.” There are two types of rights under copyright, namely (1) economic rights which enable the creator to obtain remuneration from the exploitation of works, and (2) moral rights, which make it possible for the owner to undertake measures to protect the connection between it and the work. The term of protection under the law is during the life of the author and for 50 years after his death.
Child and Youth Welfare Code
The Child and Youth Welfare Code provides that every child has the right to full opportunities for safe and wholesome recreation and activities, individual as well as social, for the wholesome use of his leisure hours. Further, the law provides that every child has the right to protection against exploitation, improper influences, hazards, and other conditions or circumstances prejudicial to the child’s physical, mental, emotional, social, and moral development. Should an online game be determined to promote ideals inimical to the physical, mental, emotional, social, and moral development of a child, then the same may be considered a violation of the law and be the basis for a complaint.
Anti-Online Sexual Abuse or Exploitation of Children (OSAEC) and Anti-Child Sexual Abuse or Exploitation Materials (CSAEM) Act
This Act further provides special protections to children from all forms of sexual violence, abuse, and exploitation especially those committed with the use of information and communications technology (ICT). Under this Act, an internet intermediary is defined to include, among others, participative networking platform providers, which, in turn, is defined to include entities that provide a platform or a site for online gaming. The Act imposes on internet intermediaries the duties to (1) adopt in their terms of service or service agreements with third-party users or creators of contents, products, and services the prohibition of any form or any conduct of streaming or live-streaming of OSAEC and CSAEM in the use of their website, platform, server, or facility; (2) preserve within the periods specified in the Act all subscriber’s or registration information and traffic data in its control and possession; (3) immediately block access to, remove, or take down the internet address, uniform resource locator (URL), websites, or any content thereof containing CSAEM or involving streaming or live-streaming of OSAEC, within 24 hours from receipt of notice from a competent authority or notice containing sufficient information to identify the content and its source; (4) report to the Department of Justice (DOJ), within three days, the internet address or websites blocked, removed or taken down, or any form of unusual data activity using its server or facility; (5) provide pursuant to a valid subpoena, the subscriber’s or registration information and/or traffic data of any person involved in the unlawful actions described in the Act; (6) develop, establish, and install mechanisms or measures designed to prevent, detect, respond, or report violations of this Act within their websites, platforms, applications, servers or facilities; (7) coordinate with the Department of Justice-Office of Cybercrime (DOJ-OOC) to define the standard upon which an internet intermediary is measured; and (8) have a policy on notifying their community to ensure that their policy has a provision on delaying or dispensing with notification to an account holder, subscriber or customer of the internet intermediary who is stated to be a suspected offender of an act of OSAEC.
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
Internet Transactions Act
The Internet Transaction Act aims to promote and maintain a robust electronic commerce environment in the Philippines by fostering trust between online merchants and online consumers. The Act covers business-to-business and business-to-consumer internet transactions where at least one of the parties is situated in the Philippines or where the digital platform, e-retailer, or online merchant is availing of the Philippine market and has minimum contacts in the Philippines. Transactions involving online game websites or applications are subject to the Act as online game websites and applications fall under the category of e-retailers, which means natural or juridical person selling goods or services directly to online consumers through its own website, webpage or application. An e-retailer has the following responsibilities under the Act: (1) to indicate the price of goods and services offered; (2) to ensure that the goods are received by the online consumers in the condition, type, quantity, and quality for which they were intended or requested by the consumers; (3) to deliver goods together with all accessories, with the qualities and performance capabilities that are standard and normal in similar goods; (4) to publish on its homepage its corporate and trade name, address or place of business and contact details; (5) to take necessary precautions to protect the data privacy of consumers and to comply with the minimum information security standards set by relevant government agencies; (6) to issue paper or electronic invoices or receipts for all sales; (7) to maintain an accessible and efficient redress mechanism for handling complaints from consumers. Under the Act, e-retailers have the primary liability to indemnify the online consumers in civil actions or administrative complaints arising from online transactions.
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

Regulations on the Sound Upbringing of Minors
In Japan, internet and game software content is generally regulated at the local, rather than the national, level. Many local governments have ordinances regarding the sound upbringing of minors, which empower competent authorities to designate game software as detrimental to the sound upbringing of minors and prohibit the sale or distribution to minors of such designated game software. In addition, the Computer Entertainment Rating Organization, or “CERO,” a nonprofit organization, offers rating services for home‑use games, including online and mobile games. Game developers may request a rating for their game software from CERO, which will then review such software and assign one of the following five ratings: “suitable for users of all ages,” “suitable for users 12 years old or older,” “suitable for users 15 years old or older,” “suitable for users 17 years old or older,” and “suitable only for users 18 years old or older.” Ratings are based on, among other factors, the degree of sex, violence, anti‑social expression, language, and ideology related expressions in the game software content. Once a rating is assigned, the relevant game software must prominently display such rating.
Act Against Unjustifiable Premiums and Misleading Representations
In 2012, the Consumer Affairs Agency issued guidance that a certain subset of Gatcha known as “complete Gatcha” (kompu gatcha) violate the Act Against Unjustifiable Premiums and Misleading Representations (“AAUPMR”). In complete Gatcha, a player must first win several items through a standard Gatcha mechanism in order to ultimately win another, rarer item. For example, a player must first win items A through D through normal Gatcha before receiving a “grand prize” item E. Because complete Gatcha induce the player to purchase more and more Gatchas, the Consumer Affairs Agency regards them as offering an improper premium that harms consumer welfare. Regular Gatcha, by contrast, are permitted under the Consumer Affair Agency’s guidance because they do not generate an item, which can be combined with other items. In simple terms, regular Gatcha do not offer a set to “complete.”
In October 2023, the Consumer Affairs Agency added so-called stealth marketing within the definition of “improper representation,” which is banned under the AAUPMR. Stealth marketing, which is subject to regulation under the AAUPMR, covers any representation by a company that is difficult for consumers to identify as an advertising or paid promotion across any media platform (e.g. SNS, Youtube, websites, TV programs, newspaper, radio, or magazines).
Copyright Act
Any game products, including console software, online and mobile games etc., are subject to copyright protections.
Payment Service Act
Under the Payment Services Act, in-game items that are purchasable with real money and function in-game as consideration for any in-game goods or services, which can be used for a period of greater than six months, are regulated as “prepaid payment instruments.” Business operators are required to inform users of their trade name, available amount of in-game currency or amount of goods or services for use, any limitation on the period of use of such in-game items, contact information for claims or consultation, restrictions to area of use of such in-game items, reminders necessary for use, unused balance or method to confirm the unused balance of such in-game items, and the existence of terms and conditions (if any). Business operators are also required to deposit with legal affairs bureaus no less than half of the unused balance of such in-game items sold by the game operator, or otherwise take measures to secure funds as specified therein, in case such unused balance exceeds 10 million yen as of March 31 and September 30 in a given year.
Specified Commercial Transactions Act
Under the Specified Commercial Transactions Act, business operators are required to display a confirmation screen before an individual can complete a transaction in an online game. The confirmation screen must be displayed whenever an individual purchases an in-game item with either real or in-game currency. The confirmation screen must note, among others, the amount of in-game goods to be sold, the consideration for the preceding, the timing and method of payment, when the goods will be delivered, limitation on the period (if any) during which an individual may purchase in-game goods to be sold, and any terms relating to withdrawal or cancellation of the purchase offer.

The United States
Protection of Personal Information
Most states have enacted legislation regarding the protection of personal information collected, processed, maintained, or used in electronic form, as well as specific notification procedures in the event that such information is accessed or acquired by unauthorized individuals. Under these laws, among other things, businesses are required to implement and maintain reasonable security measures, such as encryption, designed to protect the computerized personal information of its customers or users from unauthorized access, disclosure, or use. The definition of “personal information” varies by state, but may include social security numbers, credit card, or bank account numbers and access codes, and a username or email address in connection with a password or security question that would permit access to an online account. In the event that a business suffers a security breach, these laws may require the business to provide notice of the incident. If notification is required, the business must notify each individual whose data was included in the incident and in some circumstances the State Attorney General, other state agencies, and consumer reporting bureaus. In addition to notifications required under state data breach laws, some other federal or state laws or guidelines may require notifications to other government agencies for incidents involving specific categories of information including but not limited to personal financial data, health data, and tax data. Notice may not be required in some states where an investigation demonstrates there is no risk of harm. In recent years, many states have adopted amendments to these laws, expanding the definition of “personal information” requiring notification, shortening the timing for required notification and imposing new regulator and consumer reporting bureau notification obligations in certain circumstances. If such personal information is accessed or acquired by unauthorized individuals, the business may be subject to litigation risks from impacted customers for harm to them potentially resulting in statutory fines or penalties, as well as civil liabilities. A business that suffers a breach may also experience harm to its reputation and business.
Privacy Policy Requirements
Online privacy policies are generally required for Web sites that collect personal information from consumers under the Federal Trade Commission Act. Privacy policies are also specifically required from children under the Children’s Online Privacy Protection Act (“COPPA”) and the residents of certain states, such as California, Virginia, Colorado, Connecticut, Utah, Nevada, and Delaware. Any company that does publish a privacy policy is obligated to comply with its terms or risk being found to have engaged in a deceptive practice. Notably, the Federal Trade Commission (the “FTC”) and active state data privacy laws require that a posted privacy policy conspicuously and accurately disclose their user data collection and disclosure practices, including informing a business’ customers and users of the personal information that is collected, describing how that personal information is used and shared with third parties, and explaining how users may change or update such information. In addition to possible statutory fines or penalties, a Web site operator may be directly liable to its customers or users if it fails to comply with its posted privacy policy, if such noncompliance harms the users. Moreover, the FTC has increased its enforcement actions against businesses for data privacy violations, with a focus on children’s privacy and targeted advertising, and imposed significant civil penalties on companies that failed to comply with the representations made in their online privacy policies and/or adequately disclose the companies’ actual practices in such policies. Settlement agreements with the FTC frequently include 20 years of privacy audits and mandated revisions to the business’ privacy practices to facilitate protection and enable consumer control, and can include civil penalties. In general, privacy policies are also expected and in certain circumstances required in the mobile application context, including in relation to the collection and use of precise geolocation and mobile device identifier data. Because of the sensitive nature of data that can be collected through mobile applications, mobile application developers should post a privacy policy accessible through the application or the application store, provide just‑in‑time disclosures, obtain affirmative express parental consent when collecting sensitive information such as children’s data, or engaging in certain tracking activities, and use enhanced measures or special notices to alert users to unexpected data use cases to follow best recommended practices from the FTC and State Attorneys General as well as certain requirements recently imposed by state law and mobile application store platform terms. The FTC has increased its scrutiny of mobile platforms and mobile applications and launched several investigations into application developers in recent years relating to misleading privacy disclosures, the over‑collection of data from a user’s mobile device, and the collection of information from children under the age of 13 in violation of COPPA. FTC enforcement actions relating to the failure to properly disclose and obtain valid consent to data collection, use, and sharing may result in a consent order requiring a business to delete all information that was improperly collected and used. Further, mobile application store platforms have increased their requirements and scrutiny of mobile applications available through their platforms, and failure to comply with mobile application store requirements can result in a mobile application’s removal from the mobile application store. Mobile location data sales and mobile apps that contain third-party location gathering software development kits (SDKs) have been the subject of significant scrutiny by Federal lawmakers over the years.

Business Impact and Liability Arising from New and Evolving Data Privacy and Cybersecurity Laws and Regulations

Data privacy and cybersecurity-related laws and regulations in the United States are evolving and are subject to potentially differing interpretations, and various U.S. federal and state legislative and regulatory bodies may expand or enact new data privacy and cybersecurity-related laws and regulations. For example, the state of California enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which came into effect on January 1, 2020, and which introduces and enhances consumer rights for California residents and disclosure obligations relating to how personal information (which is defined broadly under the CCPA) is processed. In certain circumstances, the CCPA provides a California resident the right to direct a business not to sell his or her personal information or to delete his or personal information, as well as the right to access his or her personal information or to request certain details about how a business processes his or her personal information. The CCPA also provides children’s personal information heightened protection by prohibiting businesses from selling the personal information of a California resident whom the business has actual knowledge is less than 16 years of age unless the business receives affirmative authorization from the resident between the age of 13 and 16, or from his or her parent or guardian, if the individual is less than 13 years of age. California recently significantly amended the CCPA, under the California Privacy Rights Act of 2020 (the “CPRA”), which became effective on January 1, 2023, and will become enforceable on July 1, 2023. Of note, the CPRA expands the CCPA’s right to opt out and the obligation for businesses to obtain affirmative authorization for certain use of personal information of children less than 16 years of age to include not only the selling of personal information but also the sharing of personal information for cross-context behavioral advertising purposes. Outside of California, the Commonwealth of Virginia enacted the Virginia Consumer Data Protection Act (the “VCDPA”), which became effective on January 1, 2023. Similar to the CPRA, the VCDPA grants Virginia residents a broader right to opt out of the processing of personal information for purposes of targeted advertising, the sale of personal data, and certain profiling concerning the consumer, and also prohibits businesses from processing sensitive data (which is defined to include precise geolocation data and personal data collected from a known child younger than 13 years of age) without obtaining the consumer’s consent. Colorado has also enacted the Colorado Privacy Act that similarly provides rights and imposes obligations on business regarding personal information that became effective on July 1, 2023. Additional comprehensive state data privacy laws have become effective in Utah and Connecticut, and in 2024, data privacy laws in Florida, Oregon, Montana, and Texas will take effect creating an evolving climate for data privacy compliance obligations and risks. Five other states (Delaware, Iowa, New Jersey, Tennessee, and Indiana) have similar comprehensive data privacy laws set to become effective by 2026. Major industries we rely on (like the online advertising industry) are undergoing significant change to address these legal and regulatory developments, new platform rules and evolving consumer expectations. In this rapidly changing legal environment, our business may experience disruption in its ability to process certain consumer data, earn revenue from advertising inventory, and obtain new users and subscribers of our games, and our operations may be further impacted if other states in the U.S. adopt similar laws or if comprehensive federal data privacy or cybersecurity laws are enacted. Such laws may require us to modify our data processing practices and policies and to incur substantial costs in order to investigate, comply, and defend against potential regulatory enforcement actions or private class-action litigation.
Game Ratings and Attempts to Regulate Access to Children
Most video game software publishers comply with the standardized rating system established by the Entertainment Software Rating Board, or the “ESRB,” a non‑profit, self‑regulatory body established in 1994 by the Entertainment Software Association, or the “ESA.” The ESRB rates video games submitted by video game publishers; the ratings include both a symbol for age appropriateness (e.g., “E” for Everyone or “M” for Mature) and a content descriptor (e.g., “Blood and Gore” or “Intense Violence”). The ESRB specifically excludes any online interactions from the rating, as the ESRB is unable to review content, such as chat, text, audio, and video generated by other users in an online environment. In 2015, the ESRB, in partnership with the International Age Rating Coalition, extended the ESRB rating system to games accessible via mobile and digital marketplaces.
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
Online Collection of Information from Children
COPPA governs the online collection of personal information from children under the age of 13. Under COPPA, a Web site or online service, including an Internet-enabled gaming platform, that knowingly collects information from children under 13 years old, or that in whole or in part is directed to children under 13 years old, must obtain verifiable parental consent before collecting, using and/or disclosing personal information from any child (including, but not limited to, first and last name, home address, email address, telephone number, Social Security number, image or likeness, mobile device identifier, or other persistent identifier that would permit the physical or online contacting of a specific individual) and meet other requirements.
Web sites or online services subject to COPPA must therefore obtain verifiable parental consent before engaging in online advertising that involves tracking of children under the age of 13. The Web site operator must also post and obtain parental consent to a clear online privacy policy that provides notice of what information is collected from children, how the information is used, and a list of third parties with which the operator may share or sell the child’s information. The privacy policy must inform parents of their right to choose whether the child’s information can be shared with third parties, provide parents access to the child’s information, and offer parents the opportunity to delete any collected information. If the company permits third-party advertising networks to use persistent identifiers to serve advertisements, the company must ensure that parental consent covers such collection, sharing, and use. Moreover, the operator must establish and maintain reasonable procedures to protect the confidentiality, security, and integrity of any personal information collected from children under 13 years of age. COPPA also prohibits conditioning a child’s participation in a game on the child disclosing more personal information than is reasonably necessary to participate in such activity. COPPA authorizes the FTC and the State Attorneys General to bring actions against Web site operators to enforce the statute, and provides for penalties of up to US$ 51,744 per violation. A recent 2023 enforcement action alleging COPPA violation by a video game maker resulted in civil penalties of US$ 275,000,000, the largest civil monetary penalty ever imposed under COPPA. Recent legislative efforts to amend COPPA and the initiation of the FTC’s regulatory review process to update the agency’s COPPA Rule implementing the statute may further impact our operations to the extent they involve the collection of information from children.
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

ITEM 4.C. ORGANIZATIONAL STRUCTURE
The following is our organizational structure:

ITEM 4.D. PROPERTY, PLANTS AND EQUIPMENT
As of December 31, 2023, our property and equipment mainly consisted of (i) network servers, (ii) PCs, and (iii) right–of-use assets. As of December 31, 2023, the net book value of our property and equipment was Won 10,151 million (US$ 7,863 thousand).
Korea
Our principal executive and administrative offices are located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea. We currently occupy 99,537 square feet of office space, which we lease from National IT Industry Promotion Agency, pursuant to an amendment agreement we entered into on November 3, 2022, amending our lease agreement dated December 31, 2019. The lease expires on December 31, 2024. The annual lease payment amounts to Won 1,129 million (US$ 875 thousand). The offices of Gravity NeoCyon, our 99.53% owned subsidiary as of December 31,2023, are located at 12F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea. Gravity NeoCyon currently occupies 26,244 square feet of office space, subleased from us. The annual lease payment amounts to Won 344 million (US$ 266 thousand). We believe that the existing facilities of Gravity and Gravity NeoCyon are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.
The United States
The office of Gravity Interactive, our wholly‑owned subsidiary in the United States, is located at 7001 Village Drive, Suite 150, Buena Park, California 90621. Gravity Interactive currently occupies 6,111 square feet of office space, leased from a third party. The annual lease payment amounts to Won 242 million (US$ 187 thousand). We believe that the existing facilities of Gravity Interactive are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
Taiwan
The office of Gravity Communications, our wholly‑owned subsidiary in Taiwan, is located at 14th Floor, No. 335 Ruiguang Road, Neihu District, Taipei City. Gravity Communications occupies 11,704 square feet of office space leased from a third party. The annual lease payment amounts to Won 313 million (US$ 242 thousand). We believe that the existing facilities of Gravity Communications are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.
Japan
The office of Gravity Game Arise Co., Ltd. (“Gravity Game Arise”), our wholly‑owned subsidiary in Japan, is located at 2F, 3-14-4, Hacchobori, Chuo-ku, Tokyo. Gravity Game Arise currently occupies 4,693 square feet of office space, leased from a third party. The annual lease payment amounts to Won 318 million (US$ 246 thousand). We believe that the existing facilities of Gravity Game Arise are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

Indonesia
The office of Gravity Game Link, our 70%‑owned subsidiary in Indonesia, is located at Jl. Arteri Pos Pengumben No. 8 RT. 05 / RW. 08, Sukabumi Selatan, Kebon Jeruk, RT.5/RW.8, Sukabumi Sel., Kec. Kb. Jeruk, Kota Jakarta Barat, Daerah Khusus Ibukota Jakarta. Gravity Game Link currently occupies 2,014 square feet of office space, leased from a third party. The annual lease payment amounts to Won 75 million (US$ 58 thousand). We believe that the existing facilities of Gravity Game Link are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
Thailand
The office of Gravity Game Tech, our wholly‑owned subsidiary in Thailand, is located at 139 Sethiwan Tower 19 Floor, Pan Rd, Silom, Bang Rak, Bangkok. Gravity Game Tech currently occupies 8,680 square feet of office space, leased from a third party. The annual lease payment amounts to Won 226 million (US$ 175 thousand). We believe that the existing facilities of Gravity Game Tech are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
Singapore
The office of Gravity Game Hub, our wholly‑owned subsidiary in Singapore, is located at #10-1~2, 100 Cecil Street, The Globe, Singapore. Gravity Game Hub currently occupies 2,670 square feet of office space, leased from a third party. The annual lease payment amounts to Won 167 million (US$ 129 thousand). We believe that the existing facilities of Gravity Game Hub are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
Hong Kong
The office of Gravity Game Vision, our wholly-owned subsidiary in Hong Kong, is located at Rm1501-08, Millennium City 5, 418 Kwun Tong Road, KwunTong, Kowloon, KLN, Hong Kong. Gravity Game Vision currently occupies 214 square feet of office space, lease from a third party. The annual lease payment amounts to Won 30 million (US$ 23 thousand). We believe that the existing facilities of Gravity Game Vision are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
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
ITEM 5.A. OPERATING RESULTS
OVERVIEW
We are a leading developer and distributor of online games and mobile games in Thailand, Taiwan, and Korea based on the number of peak concurrent users. Our headquarters is in Korea, and we are incorporated under the laws of Korea. Our revenues have been and continue to be driven primarily by our first game, Ragnarok Online, and other games developed based on the content of Ragnarok Online, particularly the mobile games Ragnarok Origin, Ragnarok X: Next Generation and Ragnarok M: Eternal Love, which represented 62.3%, 13.7% and 9.6% in our total revenues in 2023, respectively. Our future growth and profitability will be determined by our ability to enhance the features on our existing games and introduce new games with characters, features, and functions that gain market acceptance and following.

In 2023, our revenues increased by 56.5% to Won 725,516 million (US$ 561,993 thousand) from Won 463,618 million in 2022. We recorded a net profit attributable to owners of the parent company of Won 132,019 million (US$ 102,265 thousand) in 2023 as compared to a net profit attributable to owners of the parent company of Won 83,162 million in 2022. Our gross profit margin decreased to 33.2% in 2023 from 42.3% in 2022. Our operating profit margin was 22.1% in 2023 with an operating profit of Won 160,367 million (US$ 124,223 thousand) in 2023 as compared to an operating profit margin of 22.6% in 2022.

The increase in revenues in 2023 was primarily due to increased mobile games revenues from Ragnarok Origin, as discussed below, which was launched in Southeast Asia on April 6, 2023.

Our cost of revenues for 2023 increased as compared to 2022 mainly due to increased commissions paid for Ragnarok Origin in Southeast Asia. Our operating expenses for 2023 decreased as compared to 2022 mostly due to decreased advertising expenses. Our revenue trend will continue to be materially affected in the future by the popularity of online and mobile games introduced by our competitors.
Our corporate income tax rate in Korea in 2023 was 21%.

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
Other revenue
Other revenue consists of revenue from sales of console games, game character merchandise, animation, and other services, including website development and operation services for third parties. Revenues from development and operation services for third parties are recognized over time by measuring progress towards complete satisfaction of a performance obligation. The progress is measured by reference to the costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract.

The following table sets forth a breakdown of revenues by type of revenue and the percentage of total revenue for the periods indicated:

	Year Ended December 31
Revenue Type	2023		2023(1)		2022		2021
	(In millions of Korean Won and thousands of US$, except percentages)
Online games
Micro-transaction revenue	₩ 70,566	9.7%	US$	54,662	₩ 80,147	17.3%	₩ 64,382	15.6%
Royalties and license fees	10,451	1.4	8,095		9,109	2.0	10,988	2.6
Subtotal	81,017	11.1	62,757		89,256	19.3	75,370	18.2

Mobile games
Micro-transaction revenue	568,665	78.4	440,494		261,622	56.4	164,646	39.8
Royalties and license fees	60,939	8.4	47,204		97,150	21.0	155,518	37.6
Subtotal	629,604	86.8	487,698		358,772	77.4	320,164	77.4

Other revenue	14,895	2.1	11,538		15,590	3.3	18,404	4.4
Total	₩ 725,516	100%	US$	561,993	463,618	100.0%	₩ 413,938	100%
__________________
Notes:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,290.97 to US$ 1.00, the noon buying rate in effect on December 29, 2023, as certified by the Federal Reserve Bank of New York for customs purposes.
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
Payments to Mr. Myoung‑Jin Lee amounted to Won 2,585 million (US$ 2,002 thousand) for 2023 and Won 1,743 million for 2022. This agreement expires in January 2033.
Selling, general, and administrative expenses
Selling, general, and administrative expenses consist of sales commissions paid to independent promotional agents that distribute our online games to our Internet café subscribers in Korea, commissions paid to payment settlement providers, administrative expenses and related personnel expenses of executive and administrative staff, and marketing and promotional expenses and related personnel expenses.

Research and development expenses
Research and development expenses consist primarily of payroll and other overhead expenses, which are all expensed as incurred. Research and development expenses for game development are capitalized only after the technological feasibility of a game is established. The technological feasibility of a game is established when game development is substantially complete.
Foreign currency effects
In 2023, 88.1% of our revenues were denominated in foreign currencies, primarily in the NT dollar, the Thai Baht, the Philippine Peso, the Indonesia Ruphia and the Malaysia Ringgit.
In most of the countries in which our games are distributed, the revenues generated by our overseas subsidiaries and licensees are denominated in local currencies, which include the NT dollar, the Thai Baht, the U.S. Dollar, the Japanese Yen, and the Philippine Peso. The revenues from those countries, other than the United States, Japan, and European countries, are converted into the U.S. dollar for remittance of monthly royalty payments to us. Depreciation of these local currencies against the U.S. dollar will result in reduced monthly royalty payments in U.S. dollar terms, thereby having a negative impact on our net profit given that substantially all of our costs are denominated in Won.
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
As of December 31, 2023 and 2022, we had no foreign currency forward contracts outstanding. See ITEM 11. “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK—foreign currency risk.”
Income tax expenses
See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR REGULATORY ENVIRONMENT—Adverse changes in the withholding tax rates in the countries from which we receive license fees and royalties and adverse changes in ability to realize deferred tax assets could adversely affect our net profit.”

Segment Reporting
We operate the following business segments: online game, mobile game, and others. The online game segment consists of Micro-transaction and subscription revenue, which is operated by us, and Royalties and license fee. The mobile game segment consists of Micro-transaction, which is operated by us, and Royalties and license fee. The remainder of our operation is categorized as “others.” In 2023, 2022, and 2021, the revenues of online game segment amounted to 11.1%, 19.3% and 18.2% of our consolidated revenues, respectively, the revenues of mobile game segment amounted to 86.8%, 77.4% and 77.4% of our consolidated revenues, respectively, and the revenues of others segment amounted to 2.1%, 3.3%and 4.4% of our consolidated revenues, respectively. The results of operations for our business segments substantially mirror our consolidated results of operations. For further information, see Note 24 of the notes to our consolidated financial statements included in this annual report.

	2023
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 96,487	₩ 697,736	₩ 21,149	₩ 815,372
Elimination of intersegment revenue	(15,470)	(68,132)	(6,254)	(89,856)
Consolidated net revenue	81,017	629,604	14,895	725,516
Depreciation/Amortization	1,436	2,158	4,064	7,658
Segment operating profit (1)	₩ 44,107	₩ 122,107	₩ (5,847)	₩ 160,367

	2022
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 107,326	₩ 404,362	₩ 21,740	₩ 533,428
Elimination of intersegment revenue	(18,069)	(45,591)	(6,150)	(69,810)
Consolidated net revenue	89,257	358,771	15,590	463,618
Depreciation/Amortization	1,349	1,873	3,840	7,062
Segment operating profit (1)	₩ 45,832	₩ 58,357	₩ 519	₩ 104,708

	2021
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 90,123	₩ 346,928	₩ 23,417	₩ 460,468
Elimination of intersegment revenue	(14,753)	(26,764)	(5,013)	(46,530)
Consolidated net revenue	75,370	320,164	18,404	413,938
Depreciation/Amortization	1,975	1,875	2,468	6,318
Segment operating profit (1)	₩ 31,271	₩ 64,837	₩ 611	₩ 96,719
(1)Other profit or loss items that do not constitute operating profit are not separately disclosed because they are not reviewed by the chief operating decision maker by operating segment. See “—RESULTS OF OPERATIONS: 2023 COMPARED TO 2022—Segment Results.”
New standards and interpretations not yet adopted by us
Certain new accounting standards and interpretations that have been published but are not mandatory for the annual reporting period commencing January 1, 2023, have not been early adopted by us. For a further description of the methods used in the preparation of our consolidated financial statements and new standards and amendments not yet adopted, see Note 4 to our financial statements.

RESULTS OF OPERATIONS: 2023 COMPARED TO 2022
The following table summarizes our results of operations for the periods indicated:

	Years Ended December 31,
	2023	2023(1)		2022	% Changes
	(In millions of Korean Won and thousands of US$, except percentages)
Statements of Comprehensive Income
Revenues:
Online games	₩ 81,017	US$	62,757	89,256	(9.2)%
Mobile games	629,604	487,698		358,772	75.5
Other revenue	14,895	11,538		15,590	(4.5)
Total revenues	725,516	561,993		463,618	56.5
Cost of revenues	484,958	375,654		267,365	81.4
Gross profit	240,558	186,339		196,253	22.6
Gross profit margin(2)	33.2%	33.2%		42.3%
Operating expenses:
Selling, general and administrative expenses	(66,066)	(51,175)		(77,614)	(14.9)
Research and development	(13,486)	(10,446)		(13,797)	(2.3)
Other income	913	707		605	50.9
Other expenses	(1,552)	(1,202)		(739)	110.0
Total operation expenses	80,191	62,116		91,545	(12.4)
Operating profit	160,367	124,223		104,708	53.2
Operating profit margin(3)	22.1%	22.1%		22.6%
Finance income (costs)
Finance income	23,267	18,023		15,953	45.8
Finance costs	(14,935)	(11,569)		(10,779)	38.6
Profit before income tax	168,699	130,677		109,882	53.5
Income tax expenses	36,717	28,441		26,824	36.9
Profit for the year	131,982	102,236		83,058	58.9
Other comprehensive income
Items that maybe subsequently reclassified to income or loss
Foreign currency translation adjustments	1,559	1,208		285	447.0%
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit liabilities	7	5		(4)	N/M
Total comprehensive income for the year	133,548	103,449		83,339	60.2
Profit (loss) attributable to:
Owners of the Parent Company	₩ 132,019	US$	102,265	83,162	58.7
Non-controlling interest (4)	(37)	(29)		(104)	(64.4)
Total comprehensive income attributable to:
Owners of the Parent Company	₩ 133,560	US$	103,458	83,457	60.0
Non-controlling interest (4)	(12)	(9)		(118)	(89.8)

N/M = not meaningful
__________________

Notes:
(1)For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,290.97 to US$ 1.00, the noon buying rate in effect on December 29, 2023, as certified by the Federal Reserve Bank of New York for customs purposes.
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
Revenues
Our total revenues increased by 56.5% to Won 725,516 million (US$ 561,993 thousand) in 2023 from Won 463,618 million in 2022, primarily due to:

•a 75.5% increase in revenues from mobile games to Won 629,604 million (US$ 487,698 thousand) in 2023 from Won 358,772 million in 2022. This increase was mainly due to increased revenues from Ragnarok Origin, which was launched in Southeast Asia on April 6, 2023 and Ragnarok X: Next Generation, which was launched in Korea in January 5, 2023. Such increase was partially offset by decreased revenues from Ragnarok X: Next Generation in Southeast Asia and Taiwan, Ragnarok Origin in the United States and Canada, Korea and Japan, and Ragnarok M: Eternal Love in Southeast Asia due to increased competition and weak demand for the game.

•a 9.2% decrease in revenue from online games to Won 81,017 million (US$ 62,757 thousand) in 2023 from Won 89,256 million in 2022. The decrease in revenues from online game was mostly due to decreased revenues from Ragnarok Online in Taiwan and the Philippines resulting from increased competition and weak demand for the game.
•a 4.5% decrease in other revenue to Won 14,895 million (US$ 11,538 thousand) in 2023 from Won 15,590 million in 2022, which was mainly attributable to decreased revenues in connection with the Gravity NeoCyon’s website development and operation services for third parties.
Cost of revenues
Our cost of revenues increased by 81.4% to Won 484,958 million (US$ 375,654 thousand) in 2023 from Won 267,365 million in 2022, primarily due to:
•an 86.7% increase in commission paid to Won 452,563 million (US$ 350,560 thousand) in 2023 from Won 242,345 million in 2022, which was mainly due to increased commissions paid in connection with mobile platform service fees, royalty payments and outsourcing fees for game services related to Ragnarok Origin. The increase was partially offset by decreased commissions paid for mobile platform service fees, royalty payments and outsourcing fees related to Ragnarok M: Eternal Love.
Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 22.6% to Won 240,558 million (US$ 186,339 thousand) in 2023 from Won 196,253 million in 2022. Our gross profit margin decreased to 33.2% in 2023 from 42.3% in 2022 due to increased revenues from Ragnarok Origin resulting in increased platform service fees, royalties, and commission payable to third parties with respect to Ragnarok Origin offered in Southeast Asia.

Operating expenses
Selling, general and administrative expenses. Our selling, general and administrative expenses decreased by 14.9% to Won 66,066 million (US$ 51,175 thousand) in 2023 from Won 77,614 million in 2022, primarily due to:
•a 54.3% decrease in advertising expenses to Won 13,661 million (US$ 10,582 thousand) in 2023 from Won 29,898 million in 2022, mainly due to a decrease in advertising expenses as we launched various games in 2022, including Ragnarok Origin in the United States and Canada; Ragnarok Labyrinth NFT in Southeast Asia and Global; Ragnarok Monster's Arena in Taiwan, Hong Kong and Macau; Ragnarok Tactics II in Thailand; Ragnarok Arena in Korea; Ragnarok: Lost Memories in North and South America, Brazil, Australia, New Zealand and Korea; Ragnarok Online in the Philippines, Singapore and Malaysia; and
Such decrease was partially offset by:
•a 17.6% increase in salaries to Won 20,688 million (US$ 16,025 thousand) in 2023 from Won 17,598 million in 2022, primarily resulting from an increase in the number of employees;
Research and development. Our research and development expenses decreased by 2.3% to Won 13,486 million (US$ 10,446 thousand) in 2023 from Won 13,797 million in 2022, mainly due to a decrease in development expenses for mobile games following the launch of Ragnarok V: Returns and Ragnarok Begins in 2022.
Other expenses. We had Won 1,531 million (US$ 1,186 thousand) in impairment losses on intangible assets in 2023, compared to impairment losses on intangible assets and other non-current assets of Won 470 million in 2022, which mostly consisted of impairment losses on intangible assets in relation to WITH: Whale In The High and Lost Saga.
Operating profit and operating profit margin
As a result of the cumulative effects of the reasons stated above, we recorded an operating profit of Won 160,367 million (US$124,223 thousand) in 2023, compared to operating profit of Won 104,708 million in 2022, and our operating profit margin was 22.1% and 22.6% in 2023 and 2022, respectively.
Net finance income (costs)
We recorded net finance income of Won 8,332 million (US$ 6,454 thousand) in 2023, compared to a net finance income of Won 5,174 million in 2022. Net finance income (costs) includes primarily interest income and foreign currency gain (loss).
Income tax expenses
We recorded an income tax expense of Won 36,717 million (US$ 28,441 thousand) in 2023, compared to an income tax expense of Won 26,824 million in 2022. Our effective tax rate has been decreased from 24% in 2022 to 22% in 2023 mainly due to an increase of utilized tax credit, a decrease of corporate tax on unappropriated earnings and a decrease of deferred tax liabilities related to investment in subsidiaries.
Non‑controlling interest
Non‑controlling interest represents the net loss from Gravity NeoCyon, our 99.5%‑held subsidiary in 2023 and net loss from Gravity Game Link, our 70%-held subsidiary, attributable to third-party minority interest holders.
Profit attributable to owners of the parent company
As a result of the foregoing, we recorded profit attributable to owners of the parent company of Won 132,019 million (US$ 102,265 thousand) in 2023 compared to profit attributable to owners of the parent company of Won 83,162 million in 2022.
Segment Results
Our net revenues from online game operations, prior to adjusting for inter-segment transactions, was Won 96,487 million (US$74,740 thousand) in 2023, which was a 10.1% decrease from Won 107,326 million in 2022. This was mainly due to decreased revenues related to Ragnarok Online in Taiwan and the Philippines. Our net revenue from mobile game operations was Won 697,736 million (US$540,474 thousand) in 2023, which was a 72.6% increase from Won 404,362 million in 2022. This was mainly due to increased revenues from Ragnarok Origin in Southeast Asia.
We recorded an operating profit of Won 44,107 million (US$34,166 thousand) from online game operations in 2023, which was an decrease of 3.8% from Won 45,832 million in 2022, resulting mainly from decreased revenues from Ragnarok Online in Taiwan and the Philippines. Also, our operating profit from mobile game operations was Won 122,107 million (US$94,585 thousand) in 2023, which was a increase of 109.2% from Won 58,357 million in 2022, resulting mainly from increased revenues from Ragnarok Origin in Southeast Asia.

RESULTS OF OPERATIONS: 2022 COMPARED TO 2021

	Years Ended December 31,
	2022	2021	% Changes
	(In millions of Korean Won except percentages)
Statements of Comprehensive Income
Revenues:
Online games	₩ 89,256	₩ 75,370	18.4%
Mobile games	358,772	320,164	12.1
Other revenue	15,590	18,404	(15.3)
Total revenues	463,618	413,938	12.0
Cost of revenues	267,365	224,173	19.3
Gross profit	196,253	189,765	3.4
Gross profit margin(1)	42.3%	45.8%
Operating expenses:
Selling, general and administrative expenses	(77,614)	(75,631)	2.6
Research and development	(13,797)	(16,570)	(16.7)
Other income	605	607	(0.3)
Other expenses	(739)	(1,452)	(49.1)
Total operation expenses	91,545	93,046	(1.6)
Operating profit	104,708	96,719	8.3
Operating profit margin(2)	22.6%	23.4%
Finance income (costs)
Finance income	15,953	5,268	202.8
Finance costs	(10,779)	(2,686)	301.3
Profit before income tax	109,882	99,301	10.7
Income tax expenses	26,824	33,421	(19.7)
Profit for the year	83,058	65,880	26.1
Other comprehensive income
Items that maybe subsequently reclassified to income or loss
Foreign currency translation adjustments	285	3,274	(91.3)
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liabilities	(4)	(3)	33.3
Total comprehensive income for the year	83,339	69,151	20.5
Profit (loss) attributable to:
Owners of the Parent Company	₩ 83,162	₩ 65,947	26.1
Non-controlling interest (3)	(104)	(67)	55.2
Total comprehensive income attributable to:
Owners of the Parent Company	₩ 83,457	₩ 69,172	20.7
Non-controlling interest (3)	(118)	(21)	461.9

N/M = not meaningful
__________________
Notes:
(1)Gross profit margin for each period is calculated by dividing gross profit by total revenue for each period.
(2)Operating profit margin for each period is calculated by dividing operating profit by total revenue for each period.

(3)Represents the non‑controlling interest in Gravity NeoCyon, a 96.1%‑held subsidiary acquired in December 2005, which increased to 98.7% in August 2018, to 99.2% in August 2019, to 99.5% in April 2020, and Gravity Game Link, a 70%-held subsidiary acquired in February 2019.
Revenues
Our total revenues increased by 12.0% to Won 463,618 million in 2022 from Won 413,938 million in 2021, primarily due to:
•a 18.4% increase in revenue from online games to Won 89,256 million in 2022 from Won 75,370 million in 2021. The increase in revenues from online game was mostly due to increased revenues from Ragnarok Online in Taiwan and Thailand as a result of the twentieth anniversary event held in October and in-game job updates in March 2022 in Taiwan, and Ragnarok Classic launched in Thailand in October 2021;
•a 12.1% increase in revenues from mobile games to Won 358,772 million in 2022 from Won 320,164 million in 2021. This increase was mainly due to increased revenues from Ragnarok Origin which was launched in Taiwan, Hong Kong and Macao on September 15, 2022 and such increase was partially offset by decreased revenues from Ragnarok X: Next Generation in Southeast Asia and Taiwan, Ragnarok Origin in Korea, and Ragnarok M: Eternal Love in Southeast Asia due to increased competition and weak demand for the game; and
•a 15.3% decrease in other revenue to Won 15,590 million in 2022 from Won 18,404 million in 2021, which was mainly attributable to decreased revenues from Gravity NeoCyon’s website development and operation services for third parties.
Cost of revenues
Our cost of revenues increased by 19.3% to Won 267,365 million in 2022 from Won 224,173 million in 2021, primarily due to:
•a 6.3% increase in commission paid to Won 242,345 million in 2022 from Won 200,786 million in 2021, which was mainly due to increased commissions paid in connection with mobile platform service fees, royalty payments and outsourcing fees for game services related to Ragnarok Origin. The increase was partially offset by decreased commissions paid for royalty payments related to Ragnarok X: Next Generation, and decreased commissions paid for mobile platform service fees, royalty payments and outsourcing fees related to Ragnarok M: Eternal Love.
Gross profit and gross profit margin

As a result of the foregoing, our gross profit increased by 3.4% to Won 196,253 million in 2022 from Won 189,765 million in 2021. Our gross profit margin decreased to 42.3% in 2022 from 45.8% in 2021 due to increased revenues from Ragnarok Origin resulting in increased platform service fees, royalties and commission payable to third parties with respect to Ragnarok Origin offered in Taiwan, Hong Kong and Macau.
Operating expenses
Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 2.6% to Won 77,614 million in 2022 from Won 75,631 million in 2021, primarily due to:
•a 13.6% increase in salaries to Won 17,598 million in 2022 from Won 15,491 million in 2021, primarily resulting from an increase in the number of employees;
•a 13.7% increase in commission paid to Won 15,875 million in 2022 from Won 13,959 million in 2021, which was mostly related to the payment of gateway fees for Ragnarok Online in Taiwan and Thailand; and
Such increase was partially offset by:
• a 16.8% decrease in advertising expenses to Won 29,898 million in 2022 from Won 35,948 million in 2021, mainly due to a decrease in advertising expenses as we successfully launched various games in 2021, including Ragnarok Origin in the United States and Canada; Ragnarok: The Lost Memories in Thailand; Tera in Japan; NBA: Rise to Stardom in Japan; and The Lord in Thailand.
Research and development. Our research and development expenses decreased by 16.7% to Won 13,797 million in 2022 from Won 16,570 million in 2021, mainly due to a decrease in development expenses for mobile games following the launch of Ragnarok V: Returns and NBA Rise to Stardom in 2021.
Other expenses. We had Won 470 million in impairment losses on intangible assets and other non-current assets in 2022, compared to impairment losses on intangible assets and other non-current assets of Won 1,368 million in 2021, which mostly consisted of impairment losses on intangible assets in relation to Tera Classic and CPBL Baseball, and other non-current assets in relation to Tera Classic, CPBL Baseball, Grid Force and Live by the Sword.
Operating profit and operating profit margin
As a result of the cumulative effects of the reasons stated above, we recorded an operating profit of Won 104,708 million in 2022, compared to operating profit of Won 96,719 million in 2021, and our operating profit margin was 22.6% and 23.4% in 2022 and 2021, respectively.
Net finance income (costs)
We recorded net finance income of Won 5,174 million in 2022, compared to a net finance income of Won 2,582 million in 2021. Net finance income (costs) includes primarily interest income and foreign currency gain (loss).
Income tax expenses
We recorded an income tax expense of Won 26,824 million in 2022, compared to an income tax expense of Won 33,421 million in 2021. Our effective tax rate has been decreased from 34% in 2021 to 24% in 2022 mainly due to an increase of utilized tax credit and a decrease of deferred tax liabilities related to investment in subsidiaries.
Non‑controlling interest
Non‑controlling interest represents the net income from Gravity NeoCyon, our 99.5%‑held subsidiary and net loss from Gravity Game Link, our 70%-held subsidiary, attributable to third-party minority interest holders.
Profit attributable to owners of the parent company
As a result of the foregoing, we recorded profit attributable to owners of the parent company of Won 83,162 million in 2022 compared to profit attributable to owners of the parent company of Won 65,947 million in 2021.
Segment Results
Our net revenues from online game operations, prior to adjusting for inter-segment transactions, was Won 107,326 million in 2022, which was a 19.1% increase from Won 90,123 million in 2021. This was mainly due to increased revenues related to Ragnarok Online in Taiwan and Thailand. Our net revenue from mobile game operations was Won 404,362 million in 2022, which was a 16.6% increase from Won 346,928 million in 2021. This was mainly due to increased revenues from Ragnarok Origin in Taiwan, Hong Kong and Macao.
We recorded an operating profit of Won 45,832 million from online game operations in 2022, which was an increase of 46.6% from Won 31,271 million in 2021, resulting mainly from increased revenues from Ragnarok Online in Taiwan and Thailand. Also, our operating profit from mobile game operations was Won 58,357 million in 2022, which was a decrease of 10.0% from Won 64,837 million in 2021, resulting mainly from decreased revenues from Ragnarok X: Next Generation in Southeast Asia and Taiwan.

ITEM 5.B. LIQUIDITY AND CAPITAL RESOURCES
Liquidity
Following the commercial launch of Ragnarok Online in August 2002, our principal sources of liquidity have been cash flows from our operating activities. As of December 31, 2023, we had approximately Won 184,082 million (US$ 142,592 thousand) in cash and cash equivalents. Our cash and cash equivalents primarily consist of bank deposits with a maturity of three months or less at the time of purchase and money market instruments where the underlying securities have a maturity of three months or less.
We generate cash primarily through revenues from micro transactions, royalties, and license fees in relation to our mobile games, as well revenues from subscriptions and micro-transactions, royalties, and license fees from our online games in various countries as described in ITEM 5.A. “OPERATING RESULTS—OVERVIEW—Revenues.” As our overseas operations are conducted primarily through our subsidiaries and our overseas licensees, our ability to finance our operations and any debt that we or our subsidiaries may incur depends, in part, on the payment of royalties and other fees by our overseas licensees and, to a lesser extent, the flow of dividends from our subsidiaries. The level of popularity of our games in the marketplace is a key factor in how much cash we can generate. Most of our cash disbursements relate to costs such as salaries and other overhead costs for game servicing, other selling, general and administrative activities, and R&D activities.
Net cash used in investing activities has consisted primarily of increase in short-term financial instruments, purchases of intangible assets and property and equipment. Our net property and equipment increased from Won 8,140 million as of December 31, 2022 to Won 10,151 million (US$ 7,863 thousand) as of December 31, 2023 mainly due to the acquisition of property and equipment during 2023. Our intangible assets increased from Won 3,869 million as of December 31, 2022 to Won 6,370 million (US$ 4,934 thousand) as of December 31, 2023 due to the acquisition of intangible assets during 2023.
Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We invest our cash in bank deposits and short‑term financial instruments, which primarily consist of money market instruments with maturities of one year or less. Our short‑term financial instruments increased from Won 167,000 million as of December 31, 2022 to Won 277,215 million (US$ 214,734 thousand) as of December 31, 2023. The increase in our short-term financial instruments in 2023 primarily resulted from the conversion of cash and cash equivalents into short-term financial instruments.
As of December 31, 2023, our primary source of liquidity was Won 184,082 million (US$ 142,592 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities will be sufficient to meet our capital needs through at least 2025. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations.

Cash Flows
The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2023	2023(1)		2022	2021
	(In millions of Korean Won and thousands of US$)
Cash and cash equivalents at beginning of year	₩ 169,877	US$	131,589	₩ 99,105	₩ 110,632
Net cash inflow from operating activities	132,430	102,581		98,278	74,183
Net cash outflow from investing activities	(116,579)	(90,303)		(22,340)	(82,471)
Net cash outflow from financing activities	(4,083)	(3,163)		(3,918)	(3,306)
Effect of exchange rate changes on cash and cash equivalents	2,437	1,888		(1,248)	67
Net increase (decrease) in cash and cash equivalents	14,205	11,003		70,772	(11,527)
Cash and cash equivalents at end of year	₩ 184,082	US$	142,592	₩ 169,877	₩ 99,105
__________________________
Note:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,290.97 to US$1.00, the noon buying rate in effect on December 29, 2023, as certified by the Federal Reserve Bank of New York for customs purposes.
Net cash inflow from operating activities. Net cash inflow from operating activities increased to Won 132,430 million (US$ 102,581 thousand) in 2023 from Won 98,278 million in 2022, which was primarily due to increased cash generated from operations in 2023. The increase in net cash inflow from operating activities in 2022 as compared to 2021 was primarily due to increased net profit as a result of operating activities in 2022.
Net cash outflow from investing activities. Net cash outflow from our investing activities in 2023 was Won 116,579 million (US$ 90,303 thousand), compared to Won 22,340 million in 2022. This increase is primarily due to Won 110,179 million (US$ 85,346 thousand) of net increase of short-term financial instruments compared to net increase of Won 19,000 million of short-term financial instruments in 2022. The decrease in net cash outflow from our investing activities in 2022 as compared to 2021 is primarily due to Won 19,000 million of net increase of short-term financial instruments compared to net increase of Won 77,000 million of short-term financial instruments in 2021.
Net cash outflow from financing activities. Net cash outflow from financing activities increased to Won 4,083 million (US$ 3,163 thousand) in 2023 from Won 3,918 million in 2022, which was primarily due to increased repayment of lease liabilities for renting additional offices. The increase in net cash outflow from financing activities in 2022 as compared to 2021 was also mainly due to increased repayment of lease liabilities for renting additional offices.
Material Cash Requirements
The following table sets forth a summary of our material cash requirements from known contractual and other obligations due by period as of December 31, 2023:

	Payments Due by Period
	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
	(In millions of Korean Won)
Lease obligations	₩	6,718	₩	4,340	₩	2,323	₩	55	₩	—
Purchase obligations	4,942		3,947		995		—		—
Total	₩	11,660	₩	8,287	₩	3,318	₩	55	₩	—
Long‑term debt obligations. We have financed our operations primarily through cash flows from operations as well as proceeds from our initial public offering of ADSs in February 2005. Therefore, there are currently no long‑term debt obligations.

Lease obligations. With respect to our operating lease obligations, the lease payments due by December 31, 2023 are Won 1,315 million, Won 242 million, Won 318 million, Won 603 million, Won 225 million, Won 75 million, Won 317 million, Won 48 million, Won 560 million, Won 293 million, Won 69 million, and Won 256 million for our principal offices in Seoul, offices for our subsidiary in the United States, Japan, Taiwan, Thailand, Indonesia, Singapore and Hong Kong, our rental server in Seoul, the United States and Taiwan and our company vehicle, respectively. The lease terms expire in December 2024, December 2024, April 2025, November 2025, August 2025, May 2025, December 2024, June 2024, March 2026, October 2024, April 2024 and June 2025, respectively. The renewal terms in all of the leases are subject to market conditions.
Purchase obligations. In May 2020, we entered into an agreement with the NBA and NBPA to obtain the right to develop and publish an NBA licensed game. In October 2021, we entered into a development agreement with Funigloo Co., Ltd. to develop Ragnarok IP games. We also have entered into license agreements with various third-party game developers to secure the exclusive rights to publish the games developed by the third-party developers. With respect to our purchase obligations, we note that Won 3,947 million is due in the next 12 months and Won 995 million is due in one to three years..
Commitments for Capital Expenditures

We expect to have capital expenditure requirements for the ongoing expansion into other markets, including expenditures for expanding and upgrading our existing server equipment continuously, for developing new games internally, for acquiring and publishing third-party games, or for investing in enhancing our technological, marketing, distributing, and servicing capabilities. We believe that our internal cash flow from operations, together with our cash and cash equivalents, will be sufficient to satisfy our working capital requirements through at least 2025, including our new game development expenditures.
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
Our research and development expenditures were Won 13,486 million (US$ 10,446 thousand), Won 13,797 million and 16,570 million in 2023, 2022, and 2021, respectively. Our research and development expenses decreased in 2023 mainly due to a decrease in research and development expenses for mobile games following the launch of Ragnarok Begins and Ragnarok V: Returns in 2022.
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
ITEM 5.E. CRITICAL ACCOUNTING ESTIMATES

See notes 2 and 3 of the notes to our consolidated financial statements, which provide summaries of certain critical accounting estimates that require our management to make difficult, complex, or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 6.A. DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth certain information relating to our directors and executive officers as of April 26, 2024. The business address of all of our directors and executive officers is our registered office at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea.

Name	Age	Position
Hyun Chul Park	52	Chief Executive Officer and Executive Director
Yoshinori Kitamura	55	Chairman of the Board of Directors, Chief Operating Officer and Chief Compliance Officer
Heung Gon Kim	58	Chief Financial Officer and Executive Director
Kazuki Morishita	50	Executive Director
Kazuya Sakai	59	Executive Director
Koji Yoshida	70	Executive Director
Jung Yoo	62	Independent Director
Yong Seon Kwon	65	Independent Director
Kee Woong Park	63	Independent Director
Hyo Eun Lim	48	Independent Director
Geum Ok Sim	52	Independent Director
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
Yoshinori Kitamura has served as our Executive Director since March 2008, Chief Operating Officer since June 2008, Chairman of the Board of Directors since April 2011, and Chief Compliance Officer since December 2022. Mr. Kitamura was a Director at Gravity NeoCyon from October 2008 to October 2009 and has been its Chief Executive Officer since October 2009. He was the Chief Executive Officer of Gravity Entertainment from March 2008 to December 2019. He has been Chief Executive Officer of Gravity Interactive, Gravity Communications, Gravity Game Link, Gravity Game Tech, Gravity Game Arise, Gravity Game Hub, and Gravity Game Vision since July 2008, April 2018, February

2019, April 2019, July 2019, January 2021 and January 2022, respectively. He was also a Director at Gravity Games from October 2010 to March 2018 and a Director at Gravity EU SAS from July 2011 to November 2014. Mr. Kitamura has also been a Director and Executive General Manager of the GV Business Division (formerly known as International Business Division) at GungHo Online Entertainment, Inc. since March 2006 and June 2007, respectively, and was an Executive General Manager of the Marketing Division at GungHo Online Entertainment, Inc. from February 2003 to June 2007. He worked as a Director of GungHo Online Entertainment Korea, Inc. and GungHo Works, Inc. from March 2007 to October 2008 and from March 2008 to June 2008, respectively. Mr. Kitamura was a Director of L5 Games Inc. from July 2008 to its liquidation in August 2008. Mr. Kitamura also worked at NC Japan K.K. as marketing manager from January 2002 to January 2003 and ICC Corporation as business development manager from September 1999 to December 2001. Mr. Kitamura holds a bachelor’s degree in English Language and Literature from Bunkyo University.
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
Kazuki Morishita has served as our Executive Director since March 2008. Mr. Morishita has also been the President and Chief Executive Officer of GungHo Online Entertainment, Inc. since January 2004 and was Chief Operating Officer of GungHo Online Entertainment, Inc. from August 2002 to January 2004. In addition, he was a Director of Game Arts Co., Ltd. from December 2005 to March 2008 and has been the President of Game Arts Co., Ltd. since March 2008. Mr. Morishita has also been a Chief Executive Officer of SQUAD STARS, Inc. since June 2023 and a Director of GungHo Online Entertainment America, Inc. since March 2012. He also was a Director of Grasshopper Manufacture, Inc. from March 2018 to May 2021. He was a Director at SUPERTRICK GAMES, Inc., from February 2013 to May 2018, a Chief Executive Officer from June 2018 to March 2022, and has been a Chairman of Board of Directors since March 2022. Mr. Morishita was a Director at Acquire Corp. and Kahon 3 Oy. from October 2011 to November 2014, and from December 2013 to September 2014, respectively. Mr. Morishita was the Chairman of GungHo Works, Inc. from October 2007 to December 2009 and worked as a Director at GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008 and as a Director at Overdriver Game Technologies Ltd. from June 2012 to August 2013. He also was a general manager of the E‑service department at OnSale, Inc. from May 2001 to August 2002. Mr. Morishita served as Director of Kickers Network, Inc. from December 2000 to April 2001 and as Director of Dolphin Net, Inc. from March to November in 2000. Mr. Morishita worked as chief of the system sales department at Softcreate Co., Ltd. from July 1996 to February 2000. Mr. Morishita graduated from the High School Affiliated with Chiba University of Commerce.
Kazuya Sakai has served as our Executive Director since March 2009. He also served as Chief Financial Officer and Director since April 2004 and March 2005 respectively, and was the Investor Relations Officer of GungHo Online Entertainment, Inc., from July 2011 to April 2014. He has served as Director of Games Art Co., Ltd., GungHo Online Entertainment Asia Pacific Pte. Ltd., GungHo Online Entertainment America, Inc., and SUPERTRICK GAMES. Inc. since March 2017, December 2015, July 2015, September 2014, March 2012 and February 2013, respectively. He was also a Director of Grasshopper Manufacture, Inc., mspo, Inc., and Acquire Corp. from March 2018 to May 2021, from April 2018 to May 2021, and from July 2015 to December 2023, respectively. He was a liquidator of mspo, Inc. in May 2021. Mr. Sakai was a Director of PlayPhone, Inc. and GGF B.V. from July 2015 to August 2019 and from October 2013 to September 2014, respectively. He was a Director at Overdriver Game Technologies Ltd. from June 2012 to August 2013, and an Auditor of Acquire Corp. from October 2011 to July 2015. Also, he was Chief Executive Officer of Capri, Inc. from October 2008 to December 2009. He was a Director of Gravity Entertainment from March 2008 to March 2011, and a Director of GungHo Works, Inc. from October 2007 to December 2009. Mr. Sakai was a Director of GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008 and Chief Executive Officer in October 2008 to its liquidation in October 2008. He was Chief Executive Officer of GungHo Asset Management, Inc. from January 2007 to

October 2008. Mr. Sakai served as a general manager of Administration Division, Director and Chief Executive Officer of Expression Tools, Inc. from January 1993 to March 1996, from April 1996 to April 2000, and from April 2000 to November 2003, respectively. He worked at The Kyushu Sogo Bank, Ltd., the current name of which is The Shinwa Bank, Ltd., from April 1987 to December 1992. Mr. Sakai graduated from Kyushu Sangyo University with a bachelor’s degree in Commercial Science.
Koji Yoshida has newly been appointed as an Executive Director as of March 2024. He has served as a Director since March 2012 and an Executive General Manager of Business Administration Division, Chief Customer Officer and Chief Crisis Management Officer since July 2011 at GungHo Online Entertainment, Inc. Mr. Yoshida also has served as a Director at GungHo Online Entertainment Asia Pacific PTE. Ltd., since December 2014, as well as a Director at SQUAD STARS, Inc since June 2023. He served as a Director for Acquire Corp. from November 2014 to December 2023. He obtained a B.A. in Economics from Keio University.
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
Kee Woong Park has served as our Independent Director since March 2020. Mr. Park has been a Chief Managing Partner of APEX LLC since September 2009. He has been an arbitrator at the Korean Commercial Arbitration Board from June 2002 to May 2020. He has been a director of Kwang-Sung School Foundation since July 2014 as well as a vice president of Trust Science Institute of Korea since January 2019. In addition, Mr. Park was a member of Investigation Review Committee of Supreme Prosecutors’ Office from January 2018 to December 2023. He was a visiting scholar at University of British Columbia, Asia Law Center from January 2004 to June 2005 and he completed the train at the Judicial Research & Training Institute on Supreme Court of the Republic of Korea in February 1989. Mr. Park obtained an LL.B. degree from Seoul National University.
Hyo Eun Lim has served as our Independent Director since March 2023. Mrs. Lim has been an accountant at Hanul LLC since January 2022 and a Finance Director at Korea University Alumni Association of Economics Department since February 2018. She was a team leader of Investment Examination & Review Team from April 2016 to January 2022, and a Risk Management team leader from April 2018 to March 2020 at ORIX Capital Korea. She was also a senior manager of IFRS and Assurance HQ teams of Ernst & Young Global Limited, from January 2010 to December 2011, and January 2009 to January 2010, respectively. She is registered as a member of the Korean Institute of Certified Public Accountants (KICPA) and Korean Association of Certified Public Tax Accountants (KACPTA) since November 2004. She obtained a B.A. degree in Korea University.

Geum Ok Sim has newly been appointed as an Independent Director as of March 2024. Mrs. Sim has been a Director at Accounting Corporation G-Pyung since September 2019. She served as a Director at Jinil and Eujin Accounting Corporation from March 2016 to September 2019. She was also an Adjunct Professor at Gachon University from March 2017 to February 2019. Mrs. Sim was a Director at T-Stone Co., Ltd and TIME Education Co., Ltd from April 2008 to

March 2016. In addition, she was an Audit Team Manager at KPMG Samjong from December 2001 to April 2008 and also an Accountant at KPMG SanTong Accounting Corp. from November 1996 to September 1999. She obtained an Accounting & Taxation Ph.D. from Gachon University, a Business Law M.A. from Yonsei University, and an Accounting B.A. from Kyungwon University.
ITEM 6.B. COMPENSATION
We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2023, the aggregate amount of compensation paid by us to all directors and executive officers was Won 1,734 million (US$ 1,343 thousand). At our general meeting of shareholders held on March 29, 2024, our shareholders approved an aggregate amount of up to Won 4 billion (US$3,098 thousand) as compensation for our directors for 2024.
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
•Under Korean law, we are not required to have a board of directors composed of a majority of independent directors. Our Board of Directors is currently composed of a total of eleven directors, five of whom are independent directors.
•Under Korean law, we are not required to have independent director oversight of director nominations or a compensation committee composed solely of independent directors with a written charter, which includes specific responsibilities and authority of the compensation committee. However, we have established a director nomination committee and a compensation committee in accordance with our articles of incorporation. Our director nomination committee and compensation committee are each composed of two non‑independent directors and one independent director.
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
•In lieu of the requirement that shareholder approval be obtained prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity‑based compensation of officers, directors, employees, or consultants; (iii) a change of control; and (iv) transactions other than public offerings, as specified in NASDAQ Stock Market Rule 5635, we require a resolution to be adopted at the general meeting of shareholders when necessary under Korean law, including, for example, if an issuance of securities is related to the acquisition of all or a part of the business of another corporation, which significantly affects the business of the Company.
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
In addition, as a controlled company, as GungHo controls 59.3% of our outstanding voting power as of the date hereof, Gravity is exempt from certain corporate governance rules that apply to non-controlled companies. NASDAQ’s corporate governance practice rules provide that a controlled company is exempt from certain corporate governance requirements under NASDAQ Stock Market Rule 5615, subject to certain exceptions. As a controlled company, we are not required to have a majority of our Board of Directors be independent, nor are we required to have a compensation committee or independent director oversight of director nominations, which meet the requirements set forth in the NASDAQ Stock Market Rules. We are relying on these exemptions as a controlled company.
BOARD OF DIRECTORS
Our Board of Directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as currently in effect, provide for a Board of Directors comprised of not less than three directors and also provide for an audit committee, a compensation committee, and a director nomination committee. We currently have eleven members serving as members of our Board of Directors. The directors are elected at a shareholders’ meeting by a majority vote of the shareholders present or represented, which majority is not less than one‑fourth of all issued and outstanding shares with voting rights, so long as not less than one third of all issued and outstanding shares with voting rights are present at the shareholders’ meeting.
Each of our directors is elected for a term of one year. However, if a director’s term of office ends after the end of a business period but before the convocation of the ordinary shareholders’ meeting concerning the said business period, his or her term of office shall extend until the end of the shareholders’ meeting. If a director’s term of office ends after the end of a business period and after the convocation of the ordinary shareholders’ meeting concerning the said business period, his or her term of office shall shorten until the end of the shareholders’ meeting. Directors may serve any number of consecutive terms and may be removed from office at any time by a special resolution adopted at a general meeting of shareholders, which requires approval by the holders of at least two‑thirds of the voting shares present or represented at the meeting and at least one‑third of our total voting shares then issued and outstanding.
The Board of Directors elects one or more representative directors from its members. A representative director is authorized to represent and act on behalf of our company and has the authority to bind our company. We may have (i) one sole representative director, (ii) two or more co‑representative directors, or (iii) two or more joint representative directors. The powers and authorities of a sole representative director and any co‑representative directors are exactly the same while the only distinction for joint representative directors is that they must act jointly (i.e., all of the joint representative directors must act together in order to bind the Company while co‑representative directors may act independently). Currently our Board of Directors has elected Hyun Chul Park as our Representative Director. Under the Korean Commercial Code and our articles of incorporation, any director with special interest in an agenda of a board meeting may not exercise his voting rights in such board meeting. We do not have service contracts with any of our directors, which provide for benefits upon termination.

Our Board of Directors has determined that Messrs. Jung Yoo, Yong Seon Kwon, Kee Woong Park, Hyo Eun Lim and Geum Ok Sim are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2).
The table below provides certain highlights of the composition of our directors. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f).

Board Diversity Matrix (As of the date of this annual report)

Country of Principal Executive Offices:	Republic of Korea
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	11
Part I: Gender Identity
Directors	Female	Male	Non-Binary	Did Not Disclose Gender
	2	9	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0
COMMITTEES OF THE BOARD OF DIRECTORS
Under our articles of incorporation, we currently have three committees that serve under our Board of Directors:
•the audit committee;
•the director nomination committee; and
•the compensation committee.
Audit committee
Our audit committee was established in December 2004. The audit committee currently consists of the following directors: Yong Seon Kwon, Jung Yoo, and Kee Woong Park. All of the audit committee members are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence as set forth in Rule 10A‑3(b)(1) of the Exchange Act. All of our independent directors are financially literate and have accounting or related financial management expertise. Our Board of Directors has determined that Yong Seon Kwon is an “audit committee financial expert,” as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes‑Oxley Act. The audit committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. Under the Korean Commercial Code, if a company establishes an audit committee, such company is not permitted to have a statutory auditor. The committee is currently chaired by Yong Seon Kwon.

Director nomination committee
The director nomination committee consists of the following three directors: Kazuya Sakai, Kazuki Morishita, and Jung Yoo. One of the three members, Jung Yoo, is an “independent director” within the meaning of NASDAQ Stock Market Rule 5605(a)(2). This committee is responsible for recommending and nominating candidates for our director positions. The committee is currently chaired by Kazuya Sakai.
Compensation committee
The compensation committee consists of the following three directors: Kazuki Morishita, Kazuya Sakai, and Kee Woong Park. One of the three members, Kee Woong Park, is an independent director within the meaning of NASDAQ Stock Market Rule 5605(a)(2). This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee is currently chaired by Kazuki Morishita.
ITEM 6.D. EMPLOYEES
As of December 31, 2023, we had 437 full‑time employees (not including employees of our subsidiaries). The total number of employees increased over the course of 2023 mainly due to increase of in-house development employees stemming from the increased number of games launched in 2023 and planned for 2024.
The following table sets forth the number of our employees by department as of the dates indicated:

	December 31,
	2023	2022	2021
Senior management	12	11	11
Finance	24	22	22
Marketing	101	96	87
Game development and support	300	271	257
Total	437	400	377
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
In addition, as of December 31, 2023, our subsidiaries had the number of employees as set forth in the following table:

	December 31,
	2023		2022		2021
Gravity Interactive, Inc.(1)	25	{4}	32	{4}	44	{4}
Gravity NeoCyon, Inc.(1)	188	{4}	197	{4}	199	{5}
Gravity Communications Co., Ltd.(1)	59	{5}	55	{6}	50	{6}
PT Gravity Game Link(1)	70	{5}	64	{5}	58	{6}
Gravity Game Tech Co., Ltd.(1)	79	{7}	71	{7}	65	{9}
Gravity Game Arise Co., Ltd.(1)	47	{4}	41	{4}	37	{4}
Gravity Game Hub PTE., Ltd.(1)	24	{5}	27	{5}	18	{5}
Gravity Game Vision., Ltd.(1)	7	{5}	7	{5}	—	—
Total	499		494		471
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
We have entered into a standard annual employment contract with most of our officers, managers, and employees. These contracts include a covenant that prohibits the relevant officer, manager, or employee from engaging in any activities that compete with our business during, and for six months after, the period of their employment with our company.
Under the severance payment plan that we have established in accordance with the Employee Retirement Benefit Security Act, employees in Korea with more than one year of service with us are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by the number of continuous years of employment. As of December 31, 2023, we provided Won 313 million (US$ 242 thousand) to 216 employees as severance payment, being 100% of our severance liability as of such date.
Pursuant to the Korean National Pension Law, we are required to pay 4.5% of each employee’s standard monthly income to the National Pension Corporation. Our employees are also required to pay 4.5% of their standard monthly income to the National Pension Corporation each month. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. Our employees can receive pension payments upon making a claim when they reach a certain age or lose all or part of their income due to disability, such as by receiving age pension payments when they reach the age of 65 after being registered for the national pension plan for at least 10 years and disability pension payments when a disease or illness acquired during the time they were registered for the national pension plan leaves a disability even after the disease or illness that originally caused the disability is cured. The total amount of contributions we, including our subsidiary in Korea, made to the National Pension Corporation in 2022 and 2023 was Won 1,070 million and Won 1,175 million (US$ 910 thousand), respectively.
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
Each stock option confers the right to the grantee to purchase one share of our common stock at the exercise price. On December 24, 2004, our shareholders approved the implementation of our employee stock option plan and the granting of stock options under this plan to our directors, officers, and employees. All the stock options granted on December 24, 2004, have expired. There are no stock options exercisable as of December 31, 2023.

ITEM 6.F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED
COMPENSATION
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 7.A. MAJOR SHAREHOLDERS
The table below sets forth information known to us with respect to the beneficial ownership of our common shares as of April 26, 2024, by each person known to us to own beneficially 5% or more of our common shares based on 6,948,900 common shares outstanding. None of our common shares entitles the holder to any preferential voting rights. Beneficial ownership is determined in accordance with the Exchange Act and the rules and regulations promulgated thereunder and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities.

Name	Number of Shares Beneficially Owned	Percentage Beneficially Owned
GungHo Online Entertainment, Inc.	4,121,737	59.3%
To the best of our knowledge, as of December 31, 2023, approximately 47.5% of our common shares was held in the United States (in the form of ADSs). Also to the best of our knowledge, we had approximately 5,934 beneficial holders of our shares (in the form of ADSs) in the United States as of December 31, 2023. As of the date hereof, our largest shareholder GungHo beneficially owns 59.3% of the voting power of our common shares.

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
Relationship with GungHo Online Entertainment, Inc.
On April 1, 2008, GungHo acquired 3,640,619 shares of our common stock, which was approximately 52.4% of our total shares. On June 23, 2008 and June 24, 2008, GungHo acquired our ADSs representing 450,554.25 and 30,565.25 shares of the Company, respectively. As of April 26, 2024, GungHo beneficially owns approximately 4,121,737 shares of the Company’s common stock, constituting approximately 59.3% of the total issued and outstanding common shares. See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR COMPANY STRUCTURE—GungHo, the licensee of our games in Japan, our principal market in terms of revenues, is our majority shareholder, which gives them control of our board of directors.”
In July 2002, we entered into an agreement with GungHo, formerly known as OnSale, Inc., for the service and distribution of Ragnarok Online in Japan, which was renewed in September 2004, September 2006, September 2009, September 2012, September 2015, September 2017, September 2019, September 2021, and September 2023.
In August 2012, we entered into a co-development agreement with GungHo to develop Ragnarok Odyssey Ace for the PlayStation Vita platform, which was amended in January 2013, June 2013, February 2017, October 2019, and September 2023.
In May 2010, we entered into a license with GungHo to commercialize the merchandise business using Ragnarok Online game characters within Japan, which was amended in May 2012, May 2014, May 2016, September 2017, September 2019, September 2021 and September 2023.
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
In August 2021, we entered into an agreement with GungHo Online Entertainment America, Inc. for the distribution of GRANDIA HD Collection in Korea, Hong Kong, Taiwan, and Singapore.
In March 2024, we entered into an agreement with GungHo for the service and distribution of Ragnarok X: Next Generation in Japan.

Mr. Hyun Chul Park, our Chief Executive Officer and Executive Director, Mr. Yoshinori Kitamura, our Chairman of the Board of Directors, Chief Operating Officer and Chief Compliance Officer, Mr. Kazuki Morishita, our Executive Director, Mr. Kazuya Sakai, our Executive Director, and Mr. Koji Yoshida, our Executive Director, have been General Manager, Director and Executive General Manager, President and Chief Executive Officer, Chief Financial Officer and Director, and Director, Executive General Manager, Chief Customer Officer and Chief Crisis Management Officer of GungHo, respectively.
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
As of December 31, 2023, 3,304,151 ADSs representing 3,304,151 shares of our common stock were outstanding.
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
General
We were incorporated as a company with limited liability under Korean law on April 4, 2000, under the legal name of Gravity Co., Ltd.
Objects and Purposes

Under Article 2 of our articles of incorporation, our purpose is to engage in the following businesses: (i) consulting regarding software and development and distribution of software; (ii) software and compact disc development and sale; (iii) development of info-communications related software; (iv) production, development, distribution, sales, and consulting of software such as game software as well as corresponding licensing; (v) online network game service; (vi) development of software for application packages; (vii) computer program development and sale; (viii) software import and export; (xi) electronic transactions; (x) character merchandising; (xi) animation; (xii) real estate lease; (xiii) rest area restaurant business; (xiv) media-related business; (xv) printing and publication; (xvi) production and distribution of audio and visual records; (xvii) production, development, distribution, sales, and consulting of digital contents, including but not limited to, based on blockchain technologies such as NFT, (xviii) sport facilities including golf driving range, such as screen golf course and (xix) all businesses auxiliary to the above.

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
In general, we may declare dividends at the annual general meeting of shareholders, which is held within three months after the end of each fiscal year. However, in some cases, we may also declare dividends at a meeting of the Board of Directors, if (i) an external auditor gives an unqualified opinion to our financial statements for such fiscal year and (ii) all members of the audit committee unanimously agree, after approval by the Board of Directors. In addition, we may declare any interim dividends at a meeting of the Board of Directors. All dividends may be paid in cash, by shares or by other properties (in‑kind). However, a dividend in shares must be distributed at par value, and dividends in shares may not exceed one‑half of the annual dividends.
Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non‑consolidated basis, over the sum of (i) our stated capital, (ii) the total amount of our capital surplus reserve and earned surplus reserve accumulated up to the end of the relevant dividend period, (iii) the earned surplus reserve to be set aside for the annual dividend period, and (iv) unrealized gains (the amount of net assets stated on the balance sheet increased as a result of an evaluation of the assets and liabilities in accordance with IFRS, which is not offset by unrealized losses).
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
The total amount of interim dividends payable in a fiscal year shall not be more than the net assets on the balance sheet of the immediately preceding fiscal year, after deducting (i) our capital in the immediately preceding fiscal year, (ii) the aggregate amount of our capital reserves and earned surplus reserves accumulated up to the immediately preceding fiscal year, (iii) the amount relating to the immediately preceding fiscal term, which is confirmed at the annual general meeting of shareholders to be distributed as profit or paid, (iv) the amount of voluntary reserves accumulated up to the immediately preceding fiscal year for special purposes pursuant to our articles of incorporation or a resolution by our shareholders, (v) the amount of earned surplus reserves that should be set aside for the current fiscal year following the interim dividend payment, and (vi) unrealized gains (the amount of net assets stated on the balance sheet increased as a result of an evaluation of the assets and liabilities in accordance with IFRS). Furthermore, the rate of interim dividends for non‑voting preferred shares must be the same as that for our common shares.
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
We must give shareholders written notice or electronic document setting out the date, place, and agenda of the meeting at least two weeks prior to the general meeting of shareholders. The agenda of the general meeting of shareholders is determined at the meeting of the Board of Directors. In addition, a shareholder holding an aggregate of 3% or more of the outstanding shares may propose an agenda for the general meeting of shareholders. Such proposal should be made in writing at least six weeks prior to the meeting. The Board of Directors may decline such proposal if it is in violation of the relevant laws and regulations or our articles of incorporation. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of preferred shares, unless enfranchised, are not entitled to receive notice of or vote at the general meeting of shareholders.
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

Annual Report
At least one week before the annual general meeting of shareholders, we must make our annual business report, auditor’s report, and audited consolidated financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of such reports, financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders. Under the Korean Commercial Code and the Act on External Audit of Stock Companies, we are required to prepare non‑consolidated and consolidated financial statements. In addition, the non‑consolidated and consolidated financial statements are required to be approved at our shareholders’ meeting. However, the Board of Directors may, without a shareholders’ meeting, approve the non‑consolidated and consolidated financial statements if (i) an external auditor gives an unqualified opinion to the financial statements and (ii) all members of the audit committee unanimously agree.
Transfer of Shares
Except for the procedural requirements, which obligate a non‑citizen or non‑resident of Korea to file a report to the relevant government authority of Korea at the time of acquisition or transfer of the Company’s shares, there is no restriction on the transfer or sale of our shares applicable to our shareholders or holders of ADSs under our articles of incorporation and relevant laws.
Under the Korean Commercial Code, the transfer of shares is effected by delivery of share certificates. However, to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, a shareholder is required to file his name, address, and seal with our transfer agent. A non‑Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non‑resident shareholder must appoint an agent authorized to receive notices on his or her behalf in Korea and file a mailing address in Korea. The above requirement does not apply to the holders of ADSs.
Under current Korean regulations, the KSD, foreign exchange banks, investment traders, investment brokers, collective investment business entities, and internationally recognized foreign custodians may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non‑residents or non‑Koreans. See ITEM 10.D. “EXCHANGE CONTROLS.”
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
Except for the procedural requirements, which obligate a non‑citizen or non‑resident of Korea to file a report to the relevant government authority of Korea at the time of acquisition or transfer of the Company’s shares, there exists no provision which limits the rights to own our shares or exercise voting rights on our shares due to their status as a non‑resident or non‑Korean under our articles of incorporation and applicable Korean laws.
Liquidation Rights
In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings.

Other Provisions
Under our articles of incorporation, there exists no provision (i) which may delay or prevent a change in control of us and that is triggered in the event of a merger, acquisition or corporate restructuring, (ii) which requires disclosure of ownership above a certain threshold, or (iii) that governs change in capital that is more stringent than required by the applicable laws in Korea.
We may issue bonds by a resolution of the Board of Directors. Our articles of incorporation permit the issuance of convertible bonds and bonds with warrants, but none have been issued.
ITEM 10.C. MATERIAL CONTRACTS

We have not entered into any material contracts within the past two fiscal years other than in the ordinary course of business and other than those described in ITEM 7. “MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—RELATED PARTY TRANSACTIONS in this Annual Report.
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
Under the Foreign Exchange Transaction Laws, (i) the Ministry of Economy and Finance, or the “MOEF,” may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe‑keep, deposit, or sell means of payment in or to certain Korean governmental agencies or financial institutions, if the Korean government deems that it is inevitable to take such measures, due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances, or other situations equivalent thereto; and (ii) if the Korean government deems that the international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring on serious obstacles in carrying out currency policies, exchange rate policies and other macroeconomic policies, the MOEF may take measures to require any person who intends to perform capital transactions to obtain permission from the MOEF or a person/entity designated by the public notification of the MOEF or to require any person who performs capital transactions to deposit part of the means of payment acquired in such transactions in certain Korean governmental agencies or financial institutions, in each case subject to certain limitations thereunder.
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
Under current Korean laws and regulations, the depositary is required to obtain our prior consent for the number of common shares to be deposited in any given proposed deposit, which exceeds the difference between (i) the aggregate number of common shares deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs), and (ii) the number of common shares on deposit with the depositary at the time of such proposed deposit. We have agreed to consent to any deposit so long as the deposit would not violate our articles of incorporation or applicable Korean law, and the total number of our common shares on deposit with the depositary would not exceed the sum of the aggregate number of common shares and any number of additional shares for which the depositary has received our written consent.

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
Certificates of the shares must be kept in custody with an eligible custodian
Under Korean law, certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea, which certificates may in turn be required to be deposited with the KSD if they are designated as being eligible for deposit with the KSD. Only the KSD, foreign exchange banks, investment traders, investment brokers, collective investment business entities, and internationally recognized foreign custodians are eligible to act as a custodian of shares for a foreign investor. However, a foreign investor may be exempted from complying with the requirement to have the certificates deposited with the KSD with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.
A foreign investor may appoint one or more standing proxies from among the KSD, foreign exchange banks, investment traders, investment brokers, collective investment business entities, internationally recognized foreign custodians, and the Bank of Korea (only when related to a treasury bond, a treasury bill or a monetary stabilization bond, which is or will be acquired by a foreign central bank, an international financial organization or a foreign government), and cannot have any other apart from those standing proxies to represent or act on behalf of them in order to exercise rights in respect of acquired shares, or other matters connected thereto. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.
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
A foreign investor may receive dividends on the shares and remit the proceeds of the sale of the shares through a foreign currency account and/or a Won account exclusively for stock investments by the foreign investor, which are opened at a foreign exchange bank designated by the foreign investor without being subject to any procedural restrictions under the Foreign Exchange Transaction Laws. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time the foreign investor is required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a foreign exchange bank. Funds in the foreign currency account may be remitted abroad without any governmental approval.
Dividends on shares are paid in Won. No Korean governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any such shares to be paid, received, and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any such shares held by a non‑resident of Korea must be deposited in his Won account. Funds in the investor’s Won account may be transferred to his foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the investor’s Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive right.
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
ITEM 10.E. TAXATION
KOREAN TAXATION
The following is a discussion of material Korean tax consequences to owners of our ADSs and common shares that are non‑resident individuals or non‑Korean corporations without a permanent establishment in Korea to which the relevant income is attributable or with which the relevant income is effectively connected. A non‑resident individual according to Korean tax laws means an individual who does not have an address in Korea or a place of residence for longer than a period of 183 days in Korea. A non‑Korean corporation is a corporation whose headquarter or main office is located overseas and does not have a place of effective management in Korea. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations, which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership, and disposition of our ADSs and common shares, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.
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
Aside from the benefits provided in the tax treaties, Korean tax law provides provisions on tax exemptions in regards to capital gains from securities when certain requirements are met. With respect to our common shares, you will not be subject to Korean income taxation on capital gains realized upon the transfer of such common shares, (i) if our common shares are listed on either the Market Division of the Korea Exchange or the KOSDAQ Division of the Korea Exchange, (ii) if shares are transferred through stock market, (iii) if you have no permanent establishment in Korea, and (iv) if you did not own or have not owned (together with any shares owned by any entity which you have a certain special relationship with and possibly including the shares represented by the ADSs) 25% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.
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
You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to its tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (e.g., dividends or capital gains) under an applicable tax treaty as the beneficial owner of such Korean source income, Korean tax law requires you (or your agent) to submit an application (in the case for reduced withholding tax rate, an “application for entitlement to reduced tax rate,” and in the case for exemption from withholding tax, an “application for tax exemption”) with a certificate of your tax residency issued by the competent authority of your country of tax residence, subject to certain exceptions (together, the “BO application”). For example, a U.S. resident would be required to provide a Form 6166 as a certificate of tax residency with the application for entitlement to reduced tax rate or the application for tax exemption, as the case may be. However, if an entity applies for the tax exemption for an amount equal to or exceeding Won 1 billion (including where the aggregate exempted amount within one year from the last day of the month in which the payment was made is equal to or exceeds Won 1 billion), in addition to the certificate of tax residence issued by a competent authority of the entity’s country of residence, the entity will be required to additionally submit (i) the names and addresses of all of the members of its board of directors, (ii) the identities and shareholding percentages of all of its shareholders (provided that, if there are more than 100 shareholders, it may instead submit a statement showing the total number of shareholders and the aggregate investment amount from each country), and (iii) audit reports for the most recent three years submitted to the country of residence (or, if the entity has been in existence for less than three years, all audit reports since its incorporation). Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle that is not the beneficial owner of such income (an “OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which in turn must submit an OIV report and a schedule of beneficial owners (and the BO applications collected from each beneficial owner, if such beneficial owner is applying for tax exemption) to the withholding agent prior to the payment date of such income. Effective from January 1, 2022, an OIV is deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the

OIV bears tax liabilities in the country in which it is established and (ii) such Korean source income is eligible for the treaty benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of a tax exemption application, the withholding agent is required to submit such application (together with the applicable OIV report in the event the income will be paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.
Inheritance Tax and Gift Tax
Korean inheritance tax is imposed upon (i) all assets (wherever located) of the deceased if at the time of his or her death he or she was domiciled in Korea or resided in Korea for at least 183 days immediately prior to the death and (ii) all property located in Korea, which passes on death (irrespective of the domicile or the residence of the deceased). Gift tax is imposed in similar circumstances to the above (based on the donee’s place of domicile or residence in the case of (i) above). The taxes are imposed if the value of the relevant property is above a limit and vary from 10% to 50% at sliding scale rate according to the value of the relevant property and the identity of the parties involved.
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
Securities Transaction Tax
The Securities Transaction Tax Act provides that a securities transaction tax shall be imposed on the transfer of share certificates or shares. The scope of taxable share certificates includes, with respect to share certificates transferred on or after January 1, 2011, rights arising from the acquisition of shares, shares prior to the issuance of share certificates, preemptive rights and subscription securities issued by corporations established under special laws (e.g., Agricultural Cooperatives Act), and depositary receipts (issued by depository of equity securities in a country other than the country of issuance, which describes the rights related to the relevant deposited securities) pursuant to the Financial Investment Services and Capital Markets Act. However, with respect to the transfer of share certificates listed in overseas securities markets that are similar to the Korean securities market, such as the New York Stock Exchange or the NASDAQ Stock Market, or the transfer of share certificates to an underwriter in order to list such share certificates on foreign stock exchanges, such transfer is not subject to the securities transaction tax. The said Act provides that the types of share certificates that are subject to the securities transaction tax are share certificates issued by a domestic corporation established according to the Commercial Act or a special act, or share certificates or depositary receipts, which are issued by a non‑Korean corporation that are listed or registered in the securities market. Therefore, if you transfer common shares in a Korean corporation and the common shares are not listed in the securities market overseas, you will be subject to a securities transaction tax at the rate of 0.35%.
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
This discussion is based on the Code, Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof and the Tax Convention, all as in effect and available on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. Except as expressly described herein, this discussion does not address the U.S. federal income tax consequences that may apply to U.S. Holders under the Tax Convention. This discussion is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law. This discussion does not address the 3.8% Medicare contribution tax imposed on certain net investment income, any U.S. state or local or non‑U.S. tax considerations or any U.S. federal estate, gift, or alternative minimum tax considerations. The discussion below is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all related agreements, will be performed in accordance with their terms.
Persons considering the purchase, ownership, or disposition of our ADSs or common shares should consult their own tax advisors concerning U.S. federal income tax consequences (including the U.S. federal income tax rules applicable to PFICs discussed below) in light of their particular situation as well as any other tax consequences arising under the laws of any taxing jurisdiction.

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
If an entity or arrangement treated as a partnership or other pass-through entities for U.S. federal income tax purposes acquires, owns, or disposes of our ADSs or common shares, the U.S. federal income tax treatment of a partner, member or other beneficial owner in such partnership or other pass-through entity generally will depend upon the status of the partner, member or other beneficial owner and the status and activities of the partnership or other pass-through entity. Such a partner, member or other beneficial owner or partnership or other pass-through entity should consult its own tax advisor as to the U.S. federal income tax consequences of acquiring, owning, or disposing of our ADSs or common shares.
American Depositary Shares
If you hold our ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such ADSs, and the following discussion assumes that such treatment will be respected. Accordingly, upon the exchange of ADSs for a U.S. Holder’s proportionate interest in our common shares represented by such ADSs, (i) no gain or loss should be recognized to such U.S. Holder, (ii) such U.S. Holder’s tax basis in such common shares should be the same as its tax basis in such ADSs, and (iii) the holding period in such common shares should include the holding period in such ADSs.
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
For this purpose, passive income generally includes dividends, interest, rents and royalties (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), certain gains from commodities, and securities transactions and gains from the disposition of assets that produce or are held for the production of passive income, subject to various exceptions. If we own, directly or indirectly, at least 25% by value of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.
Based on the nature of our business, the composition of our income and assets, the value of our assets, and the market price of our ADSs, we believe that we were a PFIC for taxable years 2023 and 2022 and for taxable years 2008 through 2016 (though we believe we may not have been a PFIC for taxable years 2017 through 2021) and may be a PFIC in future taxable years. The determination of whether we are a PFIC must be made annually after the end of each taxable year, and our PFIC status for each taxable year will depend on particular facts and circumstances (such as the composition of our income and assets and the valuation of our assets, including goodwill and intangible assets, which may be determined by reference to the market price of our ADSs, which has fluctuated and may continue to fluctuate significantly over time) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for our past, current, or future taxable years. Furthermore, if we are treated as a PFIC, and one or more of our subsidiaries are also treated as PFICs, you will generally be subject to the PFIC rules with respect to your indirect ownership of interests in such subsidiaries. Accordingly, U.S. Holders should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.
If we are a PFIC for any taxable year during which you hold our ADSs or common shares, we generally will continue to be treated as a PFIC with respect to you in all succeeding taxable years during which you hold the ADSs or common shares, regardless of whether we continue to meet the tests described above. Because we believe that we were a PFIC for taxable years 2023 and 2022 and for taxable years 2008 through 2016, if you held our ADSs or common shares during any of those taxable years, we would continue to be treated as a PFIC with respect to those ADSs or common shares for all succeeding years in which you hold them. Similarly, if you first acquired ADSs or common shares in any year in which we were not a PFIC and we became a PFIC in a subsequent year, we would be treated as a PFIC with respect to those ADSs or common shares for all succeeding years during which you hold them. You may terminate this continued PFIC status by making a “deemed sale election,” as discussed below.
Under attribution rules, if we were a PFIC for any taxable year and any subsidiary or other entity in which we held a direct or indirect equity interest is also a PFIC (a “Lower-tier PFIC”), U.S. Holders would be deemed to own their proportionate share of any such Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described below under “U.S. Federal Income Tax Treatment of a Holder of ADSs or Common Shares Under PFIC Rules” on (i) certain distributions by the Lower-tier PFIC and (ii) a disposition of equity interests of the Lower-tier PFIC, in each case as if the U.S. Holders held such interests directly, even though the U.S. Holders have not received the proceeds of those distributions or dispositions directly. Generally, a mark-to-market election (as described below) cannot be made for equity interests in a Lower-tier PFIC, and we do not expect that information needed to make a “qualified electing fund” election with respect to a Lower-tier PFIC will be available. Therefore, if we are a PFIC for any taxable year during which you hold our ADSs or common shares, you generally will continue to be subject to the rules described below under “U.S. Federal Income Tax Treatment of a Holder of ADSs or Common Shares Under PFIC Rules” with respect to your indirect interest in any Lower-tier PFIC, even if you were to make a valid mark-to-market election with respect to our ADSs or common shares. You are urged to consult your tax advisors about the application of the PFIC rules to our subsidiaries.
You are urged to consult your own tax advisor concerning the U.S. federal income tax consequences of holding our ADSs or common shares if we are considered a PFIC in any taxable year.
U.S. Federal Income Tax Treatment of a Holder of ADSs or Common Shares Under PFIC Rules
If we are a PFIC for any taxable year during which you hold our ADSs or common shares, absent certain elections (including the mark-to-market election or qualified electing fund election described below), you generally will be subject to adverse tax consequences (regardless of whether we continue to be classified as a PFIC) with respect to (1) any “excess distribution” received with respect to our ADSs or common shares and (2) any gain recognized from a sale or disposition (including a pledge) of such ADSs or common shares (which may include gain realized by reason of transfers of ADSs or common shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes (together, the “excess distribution rules”). Generally, distributions you received in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years and the portion of your holding period for our ADSs or common shares will be treated as excess distributions. Under these excess distribution rules:
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
As described in “Dividend Policy” above, we do not currently anticipate paying any distributions on our ADSs or common shares in the near future. However, to the extent that there are any distributions made with respect to our ADSs or common shares, the gross amount of distributions on our ADSs or common shares (without deduction for any withholding tax, including amounts withheld as Korean withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includible in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the depositary, in the case of our ADSs. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under the Code. With respect to certain non‑corporate U.S. Holders, certain dividends received from a “qualified foreign corporation” may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation (other than a corporation that is a PFIC in the taxable year in which the dividend is paid or the prior year) that is eligible for the benefits of a comprehensive income tax treaty with the United States that (i) the U.S. Treasury Department determines to be satisfactory for these purposes and (ii) includes an exchange of information provision. The U.S. Treasury Department has determined that the current Tax Convention meets these requirements, and we believe that we are eligible for benefits under the Tax Convention. A foreign corporation (other than a corporation that is a PFIC in the taxable year in which the dividend is paid or the prior year) is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our common shares generally will not be considered readily tradable for these purposes. Under the U.S. Treasury Department guidance our ADSs, which are currently listed on NASDAQ, will generally be considered readily tradable on an established securities market in the United States. Thus, we believe that, as long as we are not a PFIC in the taxable year in which dividends are paid or the prior year, the dividends we pay with respect to the ADSs generally should be eligible for the reduced income tax rate on qualified dividends to non-corporate U.S. Holders. However, the determination of whether a dividend qualifies for the preferential tax rates must be made at the time the dividend is paid, and there can be no assurance that our ADSs will be considered readily tradable on an established securities market in future years. Non‑corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation.
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

The creditability of non-U.S. income taxes is subject to certain conditions and significant complex limitations, including some that vary depending on a U.S. Holder’s circumstances. U.S. Holders should consult their tax advisors regarding the creditability or deductibility of Korean taxes withheld with respect to the ADSs or common shares generally and in their particular circumstances.
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
Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some cases, a higher threshold) may be required to file an information report with the IRS (on IRS Form 8938) with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained with non-U.S. financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained with financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in non-U.S. entities. U.S. Holders are urged to consult their tax advisors regarding the application of this disclosure requirement to their ownership of our ADSs and common shares.
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
ITEM 10.F. DIVIDENDS AND PAYING AGENTS
Not applicable.
ITEM 10.G. STATEMENT BY EXPERTS
Not applicable.
ITEM 10.H. DOCUMENTS ON DISPLAY
We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports of foreign private issuer on Form 6-K. Any filings we make electronically will be available to the public over the Internet at the Web site of the SEC at http://www.sec.gov. and on our website at http://www.gravity.co.kr. The references to the SEC’s and our website are inactive textual references only, and information contained therein or connected thereto is not incorporated into this Annual Report.
As a “foreign private issuer,” we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we furnish our quarterly financial statements prepared in accordance with IFRS on Form 6-K with the SEC.
ITEM 10.I. SUBSIDIARY INFORMATION
Not applicable.
ITEM 10.J. ANNUAL REPORT TO SECURITY HOLDERS
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
In the normal course of our business, we are subject to market risk associated with currency movements on non‑Won denominated assets and liabilities and license and royalty revenues and interest rate movements. For a further description of the market risks that we have exposure to, see Note 23 to our financial statements.
Foreign Currency Risk
We conduct our business primarily in Won, which is also our functional and reporting currency. However, we have exposure to some foreign currency exchange‑rate fluctuations on cash flows from our subsidiary in Taiwan, Thailand, Indonesia, Singapore, Hong Kong, and overseas licensees. The primary foreign currencies to which we are exposed are the NT dollar, the Thai Baht, the Japanese Yen, the U.S. dollar, and Philippine peso. Fluctuations in these exchange rates may affect our micro-transaction revenues or revenues from license fees and royalties and result in exchange losses and increased costs in Won terms.
As of December 31, 2023, of our total financial assets of Won 114,833 million (2022: Won 69,320 million), we had the U.S. dollar denominated financial assets of Won 111,616 million (2022: Won 64,351 million), the Japanese Yen denominated financial assets of Won 3,139 million (2022: Won 4,932 million), and other denominated financial assets of Won 78 million (2022: Won 37 million). As of December 31, 2023, of our total financial liabilities of Won 37,854 million

(2022: Won 11,467 million), we had the U.S. dollar denominated financial liabilities of Won 36,344 million (2022: Won 10,832 million), the Japanese Yen denominated financial liabilities of Won 1,467 million (2022: Won 527 million), and other denominated liabilities of Won 43 million (2022: Won 108 million). For example, a hypothetical 10% appreciation of the Won against the Japanese Yen, the U.S. dollar, and other foreign currencies, in the aggregate, would reduce our cash flows by Won 7,698 million (2022: Won 5,785 million).
In 2023, Won 639,458 million (2022: Won 416,899 million) of our revenue was derived from currencies other than the Won: primarily the NT dollar, Won 176,071 million (2022: Won 175,664 million); the Japanese Yen, Won 18,999 million (2022: Won 26,133 million); the U.S. dollar, Won 22,702 million (2022: Won 33,697 million); the Thai Baht, Won 136,874 million (2022: Won 75,498 million); the Philippine Peso, Won 102,595 million (2022: Won 26,003 million); the Indonesian Rupiah, Won 58,763 million (2022: Won 5,472 million); the Malaysian Ringgit, Won 58,553 million (2022: Won 24,830 million); and the Hong Kong Dollar, Won 22,656 million (2022: Won 24,397 million). A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Won in 2023 would have reduced our revenue by Won 59,721 million (2022: Won 39,169 million).
As of April 26, 2024, we had no foreign currency forward contract outstanding. We may in the future enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risks, but we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Korean exchange control regulations that restrict our ability to convert the Won into the U.S. dollar, the Japanese Yen, or the Euro under certain emergency circumstances.
For a further discussion of our foreign currency risk exposures, including a further sensitivity analysis on our foreign currency risk exposures, see Note 23 of the notes to our financial statements.
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
Credit Risk
Our cash and cash equivalents and short‑term financial instruments are placed with several local financial institutions. Four different financial institutions are holding approximately 15.2%, 11.1%, 10.0%, and 9.9% (2022: 19.8%, 12.7%, 10.7%, and 10.4% in four different financial institutions, respectively), respectively of our cash and cash equivalents and short term financial instruments. We face a potential credit risk that the financial institutions may become insolvent and be unable to repay our principal and interest in a timely manner. While the management believes such financial institutions are of a high credit quality, it is difficult for us to predict the financial condition of the United States, Korean, Taiwanese, Thai, Singapore or Hong Kong banking sectors and the financial institutions that manage our cash holdings. We may be materially and adversely affected by any widespread failure in the United States, Korean, Taiwanese, Thai, Singapore or Hong Kong banking sectors caused by any economic downturn or volatile financial markets in the future.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act) as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded, that our disclosure controls and procedures as of December 31, 2023 were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
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

Our management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023, based upon criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and concluded that we maintained effective internal control over financial reporting as of December 31, 2023.

Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included in ITEM 19 of this Annual Report.
Changes in Internal Control over Financial Reporting

There have been no other changes in our internal control over financial reporting that occurred during the year ended December 31, 2023, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The table below sets forth the aggregate fees billed or to be billed by Samil PricewaterhouseCoopers and its other PwC affiliates (“PwC”), our principal accountant categorized by the types of services provided and a brief description of the nature of such services.

	Year Ended, December 31
Type of Service	2023		2022	Nature of Services
	(In millions of Korean Won)
Audit Fees	₩	1,501	₩ 1,224	Audit Service for the Company
Audit‑Related Fees	—		—
Tax Fees(1)	39		24
All Other Fees			—
Total	₩	1,540	₩ 1,248
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
ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16.J. INSIDER TRADING POLICIES
Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to the Company from the fiscal year ending December 31, 2024.
ITEM 16.K. CYBERSECURITY

Risk Management and Strategy

We prioritize the management of cybersecurity risk and the protection of information across our enterprise by embedding data protection and cybersecurity risk management in our operations. Our processes for assessing, identifying, and managing material risks from cybersecurity threats have been integrated into our overall risk management system and processes. As a foundation of our cybersecurity risk management processes, we have implemented a layered governance structure, as discussed further below, to help assess, identify and manage cybersecurity risks.

Our privacy and cybersecurity policies encompass incident response procedures, information security and vendor management. In order to help develop these policies and procedures, we monitor the privacy and cybersecurity laws, regulations and guidance applicable to us in the regions where we do business, as well as proposed privacy and cybersecurity laws, regulations, guidance and emerging risks, as further described in Item 4.B “Business Overview—Laws and Regulations—Business Impact and Liability Arising from New and Evolving Data Privacy and Cybersecurity Laws and Regulations.”

As described in Item 3.D “Risk Factors,” our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Computer viruses, hackers, employee or vendor misconduct, and other external hazards could expose our information systems and those of our vendors to security breaches, cybersecurity incidents or other disruptions, any of which could materially and adversely affect our business. While we have experienced cybersecurity incidents, to date, we are not aware that we have experienced a material cybersecurity incident during fiscal years 2023, 2022 and 2021.

We have contractual arrangements with a number of game developers under which these game developers provide cybersecurity controls for our games and their users. These controls include implementation of an information security management system, establishment of data management policies including data security protection measures, development of policies on risk management, assessment and response processes, and conducting annual risk assessments.

The sophistication of cybersecurity threats, including through the use of artificial intelligence, continues to increase, and the controls and preventative actions we take to reduce the risk of cybersecurity incidents and protect our systems, including the regular testing of our cybersecurity incident response plan, may be insufficient. In addition, new technology that could result in greater operational efficiency may further expose our computer systems to the risk of cybersecurity incidents.

Governance

We implemented a layered governance structure as a part of our integration of cybersecurity risk management into our overall risk management system and processes. Our Board oversees the operational (including information technology (IT) risks, business continuity and data security) risk affairs of the Company. Our Board is informed of such risks through periodic reports from our Chief Information Security Officer (the “CISO”). In addition, the CISO updates the Board, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

Our CISO, Jong Yul Kim, who has been serving in this role since August 2019, oversees the implementation and compliance of our information security standards and mitigation of information security-related risks. As the CISO, he is also responsible for assessing and managing our material risks from cybersecurity threats. Previously, in his capacity as a senior game developer with leading game companies for more than a decade, Mr. Kim oversaw server security and other cybersecurity risk management for such game companies. We also have the following internal groups that support our processes to assess and manage cybersecurity risks as follows:

a.The Security Forum, comprising the Chief Executive Officer (Chair), Chief Operating Officer (Vice Chair), CISO and the Information Security Manager, brings together management, IT, information security and compliance teams. The Security Forum provides a forum for these cross-functional members of management to make major decisions relating to information security matters, including considering emerging technologies, such as artificial intelligence and emerging cybersecurity risks; reviewing and evaluating cybersecurity and privacy regulations; approving, reviewing and updating policies, budgets, procedures and standards as appropriate; and promoting cross-functional collaboration to manage cybersecurity and privacy risks and incidents across the enterprise.

b.The Crisis Incident Management Team, comprising senior cybersecurity, finance, marketing and legal leaders across business segments, manages risks from matters related to business continuity including risks posed by cybersecurity threats, and implements controls to mitigate such operational risks. Among other processes, this team reviews the Company’s programs and processes related to information security, third-party risk, vendor management, facilities, unplanned downtime, business disruption, business continuity and disaster recovery. The team also addresses and manages cybersecurity incidents, natural disasters, and business outages. The head of the team is responsible for reporting to the CISO who will then report to management, in the event of an actual crisis. In addition, upon the conclusion of an incident, the team provides an official comprehensive report to management outlining the incurred damages, the incident’s root cause, and proposed future prevention measures.

c.The Information Security Operation Committee, comprising senior leaders across business segments and led by the Information Security Manager, oversees information security initiatives while considering cybersecurity risk mitigation with respect to these initiatives.

Each of these internal groups provides summary reports on their activities, which are communicated as appropriate to the Board.

At the employee level, we maintain an experienced information technology team that is tasked with implementing our privacy and cybersecurity program and support the CISO in carrying out reporting, security and mitigation functions. We also hold employee trainings on privacy and cybersecurity, records and information management, conduct phishing tests and generally seek to promote awareness of cybersecurity risk through communication and education of our employee population.

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
(b)Exhibits filed as part of this Annual Report

Exhibit No.	Description
1.1	Articles of Incorporation, amended as of March 31, 2023(English Translation) (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (file no. 000-51138) filed on April 27, 2023)
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

2.d*	Description of Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934
4.1*†	12th Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2023 between GungHo Online Entertainment, Inc. and Registrant
8.1	List of Registrant’s subsidiaries (incorporated by reference to Exhibit 8.1 of our annual report on Form 20-F (file no. 000-51138) filed on April 28, 2022)
11.1	Registrant’s Code of Ethics (amended, incorporated by reference to Exhibit 11.1 of our annual report on Form 20‑F (file no. 000‑51138) filed on June 30, 2006)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
97*	Policy Relating to Recovery of Erroneously Awarded Compensation
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
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
Date: April 26, 2024

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
Gravity Co., Ltd.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Gravity Co., Ltd. and its subsidiaries (the “Group”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Group's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Group’s consolidated financial statements and on the Group's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Revenue Recognition – Determination of estimated user life cycle for mobile games

As described in Notes 2, 4 and 14 to the consolidated financial statements, the Group has Korean Won 6,943 million deferred revenue related to mobile games as of December 31, 2023. The Group defers revenue for the remaining virtual currency consumable and permanent in-game items owned by active users at year-end. Management considers a game user as an active user if the period between the time of the user’s most recent access of the game and the end of reporting period equals or is shorter than the estimated game users’ life cycle. Determining the estimated user life cycle is inherently subjective because it is not an explicitly defined period. Management estimates the game user's life cycle based on the average period from the game user's first payment date to the last access date for active paying game users.

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
April 26, 2024

We have served as the Group's auditor since 2022.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Gravity Co., Ltd.:
Opinion on the Consolidated Financial Statements

We have audited the consolidated statements of comprehensive income, changes in equity and cash flows of Gravity Co., Ltd. and its subsidiaries (the Group) for the year ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the Group’s results of operations and its cash flows for the year ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
Seoul, Korea
April 28, 2022

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2023 and 2022

	Note	December 31, 2023	December 31, 2022
		(In millions of Korean won)
Assets
Cash and cash equivalents	5, 6, 23	₩ 184,082	₩ 169,877
Short-term financial instruments	6, 23	277,215	167,000
Accounts receivable, net	6, 7, 14, 23	71,213	77,257
Other receivables, net	6, 7, 23	3,637	140
Prepaid expenses	14	2,994	3,332
Other current financial assets	6, 23	4,439	3,370
Other current assets		3,319	791
Total current assets		546,899	421,767
Property and equipment, net	8, 22	10,151	8,140
Intangible assets, net	9	6,370	3,869
Deferred tax assets	19	5,952	5,660
Other non-current financial assets	6, 23	1,824	2,176
Other non-current assets	10	6,985	2,482
Total non-current assets		31,282	22,327
Total assets		₩ 578,181	₩ 444,094
Liabilities
Accounts payable	6, 23	₩ 61,778	₩ 73,549
Deferred revenue	14	18,093	18,543
Withholdings		3,072	3,201
Accrued expenses	6, 23	2,313	2,041
Income tax payable	19	16,927	5,469
Other current liabilities	6, 22, 23	4,251	2,907
Total current liabilities		106,434	105,710
Long-term accounts payable	6, 23	677	374
Long-term deferred revenue	14	1,785	30
Deferred tax liabilities	19	2,382	2,832
Other non-current liabilities	6, 22, 23	3,175	4,968
Total non-current liabilities		8,019	8,204
Total liabilities		114,453	113,914
Equity
Share capital	1, 13	3,474	3,474
Capital surplus	13	27,098	27,098
Other components of equity	13	4,016	2,475
Retained earnings	13	428,499	296,480
Equity attributable to owners of the Parent Company		463,087	329,527
Non-controlling interest		641	653
Total equity		463,728	330,180
Total liabilities and equity		₩ 578,181	₩ 444,094
The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2023, 2022 and 2021

	Note	2023	2022	2021
		(In millions of Korean won except per share data)
Revenues
Online games		₩ 81,017	₩ 89,256	₩ 75,370
Mobile games		629,604	358,772	320,164
Other revenue		14,895	15,590	18,404
Total Revenues	14, 24, 25	725,516	463,618	413,938
Cost of revenues	15	(484,958)	(267,365)	(224,173)
Gross profit		240,558	196,253	189,765
Selling, general and administrative expenses	15, 16	(66,066)	(77,614)	(75,631)
Research and development	15	(13,486)	(13,797)	(16,570)
Other income	17	913	605	607
Other expenses	17	(1,552)	(739)	(1,452)
Operating profit	24	160,367	104,708	96,719
Finance income	6, 18	23,267	15,953	5,268
Finance costs	6, 18	(14,935)	(10,779)	(2,686)
Profit before income tax		168,699	109,882	99,301
Income tax expenses	19	36,717	26,824	33,421
Profit for the year		₩ 131,982	₩ 83,058	₩ 65,880
Other comprehensive income
Items that may be subsequently reclassified to income or loss:
Foreign currency translation adjustments		1,559	285	3,274
Items that will not be reclassified to income or loss:
Remeasurement of defined benefit liabilities		7	(4)	(3)
Total comprehensive income for the year		₩ 133,548	₩ 83,339	₩ 69,151
Profit (loss) attributable to:
Owners of the Parent Company		132,019	83,162	65,947
Non‑controlling interest		(37)	(104)	(67)
Total comprehensive income (loss) attributable to:
Owners of the Parent Company		133,560	83,457	69,172
Non-controlling interest		(12)	(118)	(21)
Earnings per share (in Korean won)
Basic earnings per share	20	₩ 18,999	₩ 11,968	₩ 9,490
Diluted earnings per share	20	18,999	11,968	9,490
The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2023, 2022 and 2021

		Attributable to owners of the Parent Company					Non- controlling interest	Total equity
	Note	Share capital	Capital surplus	Other components of equity	Retained earnings	Total
		(In millions of Korean won)
Balance at January 1, 2021		₩ 3,474	₩ 27,110	₩ (1,045)	₩ 147,371	₩ 176,910	₩ 438	₩ 177,348
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	65,947	65,947	(67)	65,880
Remeasurement of defined benefit liabilities		—	—	(2)	—	(2)	(1)	(3)
Foreign currency translation adjustments	13	—	—	3,227	—	3,227	47	3,274
Total comprehensive income (loss) for the year		—	—	3,225	65,947	69,172	(21)	69,151
Transaction with owners, recognized directly in equity		—	—	—	—	—	—	—
Equity transaction		—	(12)	—	—	(12)	354	342
Balance at December 31, 2021		3,474	27,098	2,180	213,318	246,070	771	246,841
Balance at January 1, 2022		3,474	27,098	2,180	213,318	246,070	771	246,841
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	83,162	83,162	(104)	83,058
Remeasurement of defined benefit liabilities		—	—	(3)	—	(3)	(1)	(4)
Foreign currency translation adjustments	13	—	—	298	—	298	(13)	285
Total comprehensive income (loss) for the year		—	—	295	83,162	83,457	(118)	83,339
Transaction with owners, recognized directly in equity		—	—	—	—	—	—	—
Balance at December 31, 2022		3,474	27,098	2,475	296,480	329,527	653	330,180
Balance at January 1, 2023		3,474	27,098	2,475	296,480	329,527	653	330,180
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	132,019	132,019	(37)	131,982
Remeasurement of defined benefit liabilities		—	—	4	—	4	3	7
Foreign currency translation adjustments	13	—	—	1,537	—	1,537	22	1,559
Total comprehensive income (loss) for the year		—	—	1,541	132,019	133,560	(12)	133,548
Transaction with owners, recognized directly in equity		—	—	—	—	—	—	—
Balance at December 31, 2023		₩ 3,474	₩ 27,098	₩ 4,016	₩ 428,499	₩ 463,087	₩ 641	₩ 463,728
The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023, 2022 and 2021

	Note	2023	2022	2021
		(In millions of Korean won)
Cash flows from operating activities
Cash generated from operations	21	₩ 150,232	₩ 124,674	₩ 103,572
Interest received		10,435	3,033	995
Interest paid		(157)	(122)	(111)
Income taxes paid		(28,080)	(29,307)	(30,273)
Net cash inflow from operating activities		132,430	98,278	74,183
Cash flows from investing activities
Increase in short‑term financial instruments, net		(110,179)	(19,000)	(77,000)
Increase in other non-current financial assets		(626)	(565)	(1,289)
Decrease in other current financial assets		3	5	—
Proceeds from disposal of property and equipment	8	21	15	14
Proceeds from disposal of intangible assets	9	—	—	15
Purchase of property and equipment	8	(2,461)	(739)	(1,747)
Purchase of intangible assets	9	(3,337)	(2,056)	(2,464)
Net cash outflow in investing activities		(116,579)	(22,340)	(82,471)
Cash flows from financing activities
Proceeds from capital contribution from non-controlling interests		—	—	353
Repayment of lease liabilities	22	(4,083)	(3,918)	(3,648)
Payment of share issuance costs		—	—	(11)
Net cash outflow in financing activities		(4,083)	(3,918)	(3,306)
Effect of exchange rate changes on cash and cash equivalents		2,437	(1,248)	67
Net increase (decrease) in cash and cash equivalents		14,205	70,772	(11,527)
Cash and cash equivalents at beginning of the year		169,877	99,105	110,632
Cash and cash equivalents at end of the year		₩ 184,082	₩ 169,877	₩ 99,105
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
As of December 31, 2023, the Parent Company’s total paid-in capital amounts to Korean Won("Won") 3,474 million. The Parent Company’s major shareholders and their respective percentage of ownership as of December 31, 2023 are as follows:

	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31
Others	2,827,163	40.69
	6,948,900	100.00
Consolidated Subsidiaries
Details of the consolidated subsidiaries as of December 31, 2023 and 2022 are as follows:

		Percentage of ownership (%)
Subsidiary	Location	2023	2022	Fiscal year end	Main business
Gravity Interactive, Inc.	U.S.A.	100.00	100.00	December	Online and mobile game services
Gravity NeoCyon, Inc.	Korea	99.53	99.53	December	Mobile game development and service
Gravity Communications Co.,Ltd.	Taiwan	100.00	100.00	December	Online and mobile game services
PT. Gravity Game Link	Indonesia	70.00	70.00	December	Online and mobile game services
Gravity Game Tech Co.,Ltd.	Thailand	100.00	100.00	December	Online and mobile game services
Gravity Game Arise Co., Ltd.	Japan	100.00	100.00	December	Online and mobile game services
Gravity Game Hub PTE., Ltd.	Singapore	100.00	100.00	December	Online and mobile game services
Gravity Game Vision Limited.	Hong Kong	100.00	100.00	December	Online and mobile game services

Condensed Financial Information of Subsidiaries
Details of the condensed financial information of subsidiaries as of and for the year ended December 31, 2023 and 2022 are as follows:

	2023
Subsidiaries	Total assets(*)	Total liabilities(*)	Revenue(*)	Profit(loss) For the year(*)
	(In millions of Korean won)
Gravity Interactive, Inc.	₩ 23,445	₩ 13,671	₩ 49,818	₩ 1,113
Gravity NeoCyon, Inc.	11,747	5,784	19,408	(1,270)
Gravity Communications Co., Ltd.	35,754	9,227	33,122	10,116
PT Gravity Game Link	2,461	303	2,234	(103)
Gravity Game Tech Co., Ltd.	50,672	8,081	30,604	11,308
Gravity Game Arise Co., Ltd.	7,058	1,683	3,807	(5,393)
Gravity Game Hub PTE., Ltd.	74,229	37,718	287,950	34,160
Gravity Game Vision Limited	51,811	10,753	145,653	23,547
(*) Amount before eliminating the intercompany transactions.

	2022
Subsidiaries	Total assets(*)	Total liabilities(*)	Revenue(*)	Profit(loss) For the year(*)
	(In millions of Korean won)
Gravity Interactive, Inc.	₩ 32,143	₩ 23,617	₩ 62,745	₩ (2,448)
Gravity NeoCyon, Inc.	15,587	8,353	24,639	1,710
Gravity Communications Co., Ltd.	39,438	11,161	50,611	14,186
PT Gravity Game Link	3,268	1,090	3,372	(374)
Gravity Game Tech Co., Ltd.	40,204	9,740	34,990	9,975
Gravity Game Arise Co., Ltd.	3,067	988	3,452	(505)
Gravity Game Hub PTE., Ltd.	4,846	2,726	4,352	(3,081)
Gravity Game Vision Limited	63,608	46,146	116,550	17,090
(*) Amounts before eliminating the intercompany transactions.
2. Basis of Accounting
Basis of Preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”). These consolidated financial statements were authorized for issuance by the board of directors on April 26, 2024.
Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material item in the consolidated statement of financial position as of December 31, 2022:

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
i)Deferred Revenue
The Gravity Co., Ltd. and its subsidiaries (the "Group") sells virtual currency and items that can be used in mobile games to game users. For each game in each country, the Group estimates and applies the game user's life cycle in order to recognize revenue generated by micro-transactions. The game user's life cycle is estimated based on the average period from the game user's first payment date to the last access date for active paying game users. The Group considers a game user as an active user if the period between the time of the user’s most recent access of the game and the end of reporting period equals or is shorter than the estimated game users’ life cycle. For remaining virtual currency and items that active users own at period-end, the related revenue is deferred considering the items’ attributes. The group estimates the user’s life cycle by analyzing game users’ activity patterns such as payment and access and it periodically reviews if there is any change of these estimates.

3. New Standards and Interpretations Adopted During the Year and Resulting Changes in Accounting Policies
New and Amended Standards Adopted by the Group
The Group has applied the following standards and amendments for the first time for the annual reporting period commencing January 1, 2023.

Amendments to IAS 1 ‘Presentation of Financial Statement’ – Disclosure of Accounting Policies

The amendments to IAS 1 define and require entities to disclose their material accounting policy information (being information that, when considered together with other information included in an entity’s financial statements, can reasonably be expected to influence decisions that the primary users of financial statements make on the basis of those financial statements). The amendments did not have a significant impact on the financial statements.

Amendments to IAS 8 ‘Accounting Policies, Changes in Accounting Estimate and Errors’ – Definition of Accounting Estimates

The amendments define accounting estimates and clarify how to distinguish them from changes in accounting policies. The amendment did not have a significant impact on the financial statements.

Amendments to IAS 12 ‘Income Taxes’ – Deferred Tax related to Assets and liabilities arising from a Single Transaction

The amendments include an additional condition to the exemption to initial recognition of an asset or liability that a transaction does not give rise to equal taxable and deductible temporary differences at the time of the transaction. The amendments did not have a significant impact on the financial statement.

New standards : IFRS 17 ‘Insurance Contract’

IFRS 17 Insurance Contracts replaces IFRS 4 Insurance Contracts. This Standard estimates future cash flows of an insurance contract and measures insurance liabilities using discount rates applied with assumptions and risks at the measurement date. The entity recognizes insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual period. In addition, investment components (Refunds due to termination/maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and insurance financial income or expense and the investment income or expense are presented separately to enable users of the information to understand the sources of income or expenses. This standard did not have a significant impact on the financial statements.

Amendments to IAS 12 ‘Income Taxes’ – International Tax Reform – Pillar Two Model Rules

The amendments provide a temporary relief from the accounting for deferred taxes arising from legislation enacted to implement the Pillar Two model rules, which aim to reform international corporate taxation for multinational enterprises, and require disclosure of related current tax effects, etc. The Group applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Since the Pillar Two legislation is scheduled to be effective from January 1, 2024, the Group has no current tax expense related to Pillar Two. The expected impact of the Pillar Two income taxes is described in Note 19.

4. Material Accounting Policies
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
Segment Reporting
Information of each operating segment is reported in a manner consistent with the internal business segment reporting provided to the chief operating decision-maker (Note 24). The CEO, as the chief operating decision-maker, is responsible for allocating resources and assessing performance of the operating segments.

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
(*)The Group depreciates Right-of-use asset and the Leasehold improvements from the commencement date and the available date to the earlier date between the end of the lease term and the expiration date of Right-of-use asset’s useful life using the straight-line method.
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
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as of the commencement date;
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
Earnings per Share
Basic earnings per share is calculated by dividing profit attributable to owners of the Parent by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding, increased by common stock equivalents. However, for the years ended December 31, 2023, 2022 and 2021, there have been no common stock equivalents outstanding.
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

Standards Issued but not yet Effective
The following new standards are effective for annual periods beginning after January 1, 2023 and earlier application is permitted; however, the Group has not early adopted these new or amended standards in preparing these consolidated financial statements.
The following new or amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements.

•Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenant (Amendment to IAS 1 ‘Presentation of Financial Statement’)

•Supplier finance arrangement (Amendment to IAS 7 ’Statement of Cash Flows’, IFRS 7 Financial instruments: Disclosures’)

•Lease Liability in a Sale and Leaseback (Amendment to IFRS 16 ‘Leases’)

•Redefining financial performance reporting. (New standards : IFRS 18 'Presentation and Disclosure in Financial Statements')
5. Cash and Cash Equivalents
(1)Cash and cash equivalents as of December 31, 2023 and 2022 consist of the follows:

	December 31, 2023		December 31, 2022
	(In millions of Korean won)
Deposits in banks	184,082		169,877
Total	₩	184,082	₩	169,877

(2)The Group does not have any restricted cash and cash equivalents as of December 31, 2023 and 2022.
6. Financial Instruments by Category
(1)Carrying amounts of financial instruments by category as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Financial assets at amortized cost	(In millions of Korean won)
Cash and cash equivalents	₩ 184,082	₩ 169,877
Short-term financial instruments	277,215	167,000
Accounts receivable, net	71,213	77,257
Other receivables, net	7	12
Other current financial assets(*1)	4,439	3,370
Other non-current financial assets(*2)	1,824	1,676
Financial assets at fair value through profit or loss
Other non-current financial assets	—	500
Total	₩ 538,780	₩ 419,692
(*1) Other current financial assets consist of accrued income and deposits.
(*2) Other non-current financial assets consist of deposits.

	December 31, 2023	December 31, 2022
Financial liabilities at amortized cost	(In millions of Korean won)
Accounts payable (*)	₩ 57,615	₩ 70,170
Long-term accounts payable	677	374
Accrued expenses (*)	395	429
Other current liabilities	4,225	2,906
Other non-current liabilities	2,337	3,057
Total	₩ 65,249	₩ 76,936
(*)Annual leave allowance, bonus accruals, etc. that should be paid to employees are excluded.
(2)Net income and expenses from financial instruments for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
Financial assets at amortized cost	(In millions of Korean won)
Interest income	₩ 11,487	₩ 4,496	₩ 1,355
Differences in foreign currency	(1,654)	2,101	2,135
Financial assets at fair value through profit or loss
Interest income	5	5	28
Financial liabilities at amortized cost
Interest expense	(162)	(127)	(115)
Differences in foreign currency	(1,344)	(1,301)	(821)
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

For the other financial instruments, the Group applied other valuation techniques such as discounted cash flow, etc.
7. Accounts and Other Receivables
(1)Accounts and other receivables as of December 31, 2023 and 2022 are as follows:

	December 31, 2023		December 31, 2022
	(In millions of Korean won)
Accounts receivable
Non-related party	₩	69,867	₩	74,702
Related party	1,972		2,874
Less : Loss allowance	(626)		(319)
Accounts receivables, net	₩	71,213	₩	77,257

	December 31, 2023		December 31, 2022
	(In millions of Korean won)
Other receivables
Non-related party	₩	3,642	₩	145
Related party	—		—
Less: Loss allowance	(5)		(5)
Other receivables, net	₩	3,637	₩	140

(2)Changes in the loss allowance of accounts and other receivables during the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
	(In millions of Korean won)
Accounts receivable
Beginning balance	₩ 319	₩ 689	₩ 579
Bad debt expenses	1,402	701	933
Reversal of allowance for doubtful accounts	—	—	(132)
Write-off	(1,095)	(1,071)	(691)
Ending balance	₩ 626	₩ 319	₩ 689

	2023	2022	2021
	(In millions of Korean won)
Other receivables
Beginning balance	₩ 5	₩ 5	₩ 5
Bad debt expenses	—	—	—
Reversal of allowance for doubtful accounts	—	—	—
Write-off	—	—	—
Ending balance	₩ 5	₩ 5	₩ 5
(3)Expected credit losses (ECLs) and credit risk exposures for accounts and other receivables as of December 31, 2023 and 2022 are as follows:
① Accounts receivables

As of December 31, 2023	Expected loss rate	Carrying amount	Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	0.6%	₩ 71,334	₩ 438
More than 90 days ~ Less than 180 days	3.2%	315	10
More than 180 days ~ Less than 270 days	57.4%	27	16
More than 270 days ~ Less than 1 year	87.3%	5	4
More than 1 year	100.0%	158	158
Total		₩ 71,839	₩ 626

As of December 31, 2022	Expected loss rate	Carrying amount	Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	0.1%	₩ 77,073	₩ 85
More than 90 days ~ Less than 180 days	18.2%	318	58
More than 180 days ~ Less than 270 days	46.6%	4	2
More than 270 days ~ Less than 1 year	82.3%	40	33
More than 1 year	100.0%	141	141
Total		₩ 77,576	₩ 319

② Other receivables

As of December 31, 2023	Expected loss rate	Carrying amount	Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	—%	₩ 3,637	₩ —
More than 90 days ~ Less than 180 days	—%	—	—
More than 180 days ~ Less than 270 days	—%	—	—
More than 270 days ~ Less than 1 year	—%	—	—
More than 1 year	100%	5	5
Total		₩ 3,642	₩ 5

As of December 31, 2022	Expected loss rate	Carrying amount	Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	—%	₩ 140	₩ —
More than 90 days ~ Less than 180 days	—%	—	—
More than 180 days ~ Less than 270 days	—%	—	—
More than 270 days ~ Less than 1 year	—%	—	—
More than 1 year	100%	5	5
Total		₩ 145	₩ 5
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
8. Property and Equipment
(1)Details of property and equipment as of December 31, 2023 and 2022 are as follows:

	December 31, 2023
	Acquisition price	Accumulated depreciation	Book amount
	(In millions of Korean won)
Computer and other equipment	₩ 7,186	₩ (5,650)	₩ 1,536
Furniture and fixture	1,887	(1,620)	267
Construction In Progress	1,209	—	1,209
Vehicle	9	(8)	1
Leasehold improvements	2,172	(1,655)	517
Right-of-use assets	15,514	(8,893)	6,621
Total	₩ 27,977	₩ (17,826)	₩ 10,151

	December 31, 2022
	Acquisition price	Accumulated depreciation	Book amount
	(In millions of Korean won)
Computer and other equipment	₩ 6,381	₩ (5,268)	₩ 1,113
Furniture and fixture	1,787	(1,449)	338
Vehicle	9	(5)	4
Leasehold improvements	2,084	(1,357)	727
Right-of-use assets	16,197	(10,239)	5,958
Total	₩ 26,458	₩ (18,318)	₩ 8,140
(2)Changes in property and equipment for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023
	Computer and other equipment	Furniture and fixture	Construction in progress	Vehicle	Leasehold improvements	Right-of- use assets	Total
	(In millions of Korean won)
Beginning balance	₩ 1,113	₩ 338	₩ —	₩ 4	₩ 727	₩ 5,958	₩ 8,140
Lease	—	—	—	—	—	261	261
Acquisitions/Capital expenditure	1,065	105	1,209	—	82	4,443	6,904
Depreciation	(656)	(177)	—	(3)	(300)	(4,116)	(5,252)
Disposals/Disposition/Removals	—	(1)	—	—	—	—	(1)
Reclassification	(1)	1	—	—	—	—	—
Foreign exchange differences	15	1	—	—	8	75	99
Ending balance	₩ 1,536	₩ 267	₩ 1,209	₩ 1	₩ 517	₩ 6,621	₩ 10,151

	2022
	Computer and other equipment	Furniture and fixture	Construction in progress	Vehicle	Leasehold improvements	Right-of- use assets	Total
	(In millions of Korean won)
Beginning balance	₩ 1,455	₩ 380	₩ —	₩ 6	₩ 757	₩ 8,740	₩ 11,338
Leases	—	—	—	—	—	(64)	(64)
Acquisitions/Capital expenditure	307	181	—	—	252	1,209	1,949
Depreciation	(657)	(222)	—	(2)	(266)	(3,998)	(5,145)
Disposals/Disposition/Removals	(1)	(2)	—	—	(10)	(45)	(58)
Reclassification	(6)	6	—	—	—	—	—
Foreign exchange differences	15	(5)	—	—	(6)	116	120
Ending balance	₩ 1,113	₩ 338	₩ —	₩ 4	₩ 727	₩ 5,958	₩ 8,140

	2021
	Computer and other equipment	Furniture and fixture	Construction in progress	Vehicle	Leasehold improvements	Right-of-use assets	Total
	(In millions of Korean won)
Beginning balance	₩ 1,380	₩ 310	₩ 128	₩ 8	₩ 132	₩ 5,737	₩ 7,695
Acquisitions/Capital expenditure	712	322	—	—	753	6,319	8,106
Depreciation	(648)	(249)	—	(2)	(223)	(3,448)	(4,570)
Disposals	(15)	(3)	—	—	(44)	(63)	(125)
Reclassification	—	—	(128)	—	128	—	—
Foreign exchange differences	26	—	—	—	11	195	232
Ending balance	₩ 1,455	₩ 380	₩ —	₩ 6	₩ 757	₩ 8,740	₩ 11,338
(3)Classification of depreciation expenses in the statements of comprehensive income for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
	(In millions of Korean won)
Cost of revenues	₩ 1,853	₩ 2,028	₩ 2,102
Selling, general and administrative expenses	3,369	2,976	2,167
Research and development	30	141	301
Total	₩ 5,252	₩ 5,145	₩ 4,570
(4)As of the end of the reporting period, there are no property and equipment that are pledged as collateral for the Group’s debts.
9. Intangible Assets
(1)Details of intangible assets as of December 31, 2023 and 2022 are as follows:

	December 31, 2023
	(In millions of Korean Won)
	Acquisition price	Accumulated amortization(*)	Book Amount
Software	₩ 17,567	₩ (14,787)	₩ 2,780
Industrial property rights	1,376	(750)	626
License fee	8,510	(5,832)	2,678
Other intangible assets	1,367	(1,081)	286
Total	₩ 28,820	₩ (22,450)	₩ 6,370

	December 31, 2022
	(In millions of Korean Won)
	Acquisition price	Accumulated amortization(*)	Book Amount
Software	₩ 16,284	₩ (14,346)	₩ 1,938
Industrial property rights	1,215	(670)	545
License fee	5,043	(3,692)	1,351
Other intangible assets	1,117	(1,082)	35
Total	₩ 23,659	₩ (19,790)	₩ 3,869
(*)Accumulated amortization includes the amount of accumulated impairment loss.

(2)Changes in intangible assets for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023
	Software	Industrial property rights	License fee	Other intangible assets	Total
	(In millions of Korean won)
Beginning balance	₩ 1,938	₩ 545	₩ 1,351	₩ 35	₩ 3,869
Acquisitions/Capital expenditure	2,136	170	3,886	263	6,455
Amortization	(1,296)	(83)	(1,027)	—	(2,406)
Disposals	—	(6)	—	(12)	(18)
Impairment(*)	—	—	(1,531)	—	(1,531)
Foreign exchange differences	2	—	(1)	—	1
Ending balance	₩ 2,780	₩ 626	₩ 2,678	₩ 286	₩ 6,370
(*)The Group recognized Korean Won 1,531 million of impairment loss as carrying amount of the other intangible assets exceeded recoverable amount as of December 31, 2023.

	2022
	Software	Industrial property rights	License fee	Other intangible assets	Total
	(In millions of Korean won)
Beginning balance	₩ 1,264	₩ 483	₩ 1,430	₩ 165	₩ 3,342
Acquisitions/Capital expenditure	1,856	138	747	—	2,741
Amortization	(1,184)	(71)	(538)	(124)	(1,917)
Disposals	—	(5)	—	(5)	(10)
Impairment(*)	—	—	(293)	—	(293)
Foreign exchange differences	2	—	5	(1)	6
Ending balance	₩ 1,938	₩ 545	₩ 1,351	₩ 35	₩ 3,869
(*)The Group recognized Korean Won 293 million of impairment loss as carrying amount of the license exceeded recoverable amount as of December 31, 2022.

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

(3)Classification of amortization in the statements of comprehensive income for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023		2022		2021
	(In millions of Korean won)
Cost of revenues	₩	708	₩	719	₩	737
Selling, general and administrative expenses	1,340		1,155		931
Research and development	358		43		80
Total	₩	2,406	₩	1,917	₩	1,748

10. Other Non-Current Assets

	December 31, 2023		December 31, 2022
	(In millions of Korean won)
Prepaid Expenses(*)	₩	6,309	₩	2,036
Other	676		446
Total	₩	6,985	₩	2,482
(*)Prepaid Expenses consist of the minimum guaranteed royalty paid to third parties.

11. Employee Benefits
The expenses recognized in relation to defined contribution plan for the years ended December 31, 2023, 2022 and 2021 are Won 2,413 million, Won 2,181 million and Won 2,067 million, respectively. Won 47 million and Won 28 million in relation to the defined benefit plan is recognized as other non-current liabilities as of December 31, 2023 and December 31, 2022, respectively.
12. Commitments and Contingencies
The Group has entered into license agreements with various third-party game developers to secure exclusive right to publish the games developed by the third-party developers. Upfront license fees paid are capitalized and recognized as other intangible assets and minimum guaranteed royalties are capitalized and recognized as other non-current asset. Purchase obligations for future payment related to above agreements as of December 31, 2023 and 2022 are Won 4,942 million and Won 3,242 million, respectively.
As of December 31, 2023, the Group benefited from payment guarantee of USD 658,500 from KB Kookmin Bank regarding overseas IP contracts.
As of December 31, 2023, the Group has been provided with a payment guarantee amounting to Won 524 million from Seoul Guarantee Insurance Co., Ltd.
13. Capital
(1)Details of common shares as of December 31, 2023 and 2022 are as follows:

	December 31, 2023		December 31, 2022
	(In Korean won and number of shares)
Number of authorized shares	40,000,000		40,000,000
Value per share	₩	500	₩	500
Number of shares issued	6,948,900		6,948,900
Common shares	₩	3,474,450,000	₩	3,474,450,000

(2)Details of capital surplus as of December 31, 2023 and 2022 are as follows:

	December 31, 2023		December 31, 2022
	(In millions of Korean won)
Additional paid in capital	₩	25,292	₩	25,292
Other capital surplus	1,806		1,806
Total	₩	27,098	₩	27,098
(3)Details of other components of equity as of December 31, 2023 and 2022 are as follows:

	December 31, 2023		December 31, 2022
	(In millions of Korean won)
Factors for re-measurement of defined benefit liabilities	₩	—	₩	(4)
Foreign currency translation adjustments	4,016		2,479
Total	₩	4,016	₩	2,475
(4)Details of retained earnings as of December 31, 2023 and 2022 are as follows:

	December 31, 2023		December 31, 2022
	(In millions of Korean won)
Unappropriated retained earnings	₩	428,499	₩	296,480
(5)According to the Parent company's Articles of Incorporation, the Parent company may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as of December 31, 2023 and 2022.
14. Revenue from Contracts with Customers
(1)Details of revenue from contracts with customers based on the service contract type and the timing of satisfaction of performance obligations are as follows:

	2023	2022	2021
	(In millions of Korean won)
Service contract
Micro-transaction revenue
Online game	₩ 70,566	₩ 80,147	₩ 64,382
Mobile game	568,665	261,622	164,646
	639,231	341,769	229,028
Royalties and license fees
Online game	10,451	9,109	10,988
Mobile game	60,939	97,150	155,518
	71,390	106,259	166,506

Others	14,895	15,590	18,404
	725,516	463,618	413,938
Timing of satisfaction of performance obligations
At a point in time	119	25	8
Over time	725,397	463,593	413,930
	₩ 725,516	₩ 463,618	₩ 413,938

(2)Accounts receivables, incremental costs of obtaining a contract, and contract liabilities related to contracts with customers as of December 31, 2023 and 2022 are as follows:

	2023	2022
	(In millions of Korean won)
Accounts receivable	₩ 71,213	₩ 77,257
Incremental costs of obtaining a contract (Prepaid expenses)	1,557	1,722
Contract liabilities (Deferred revenue)	19,875	18,574
Micro-transaction revenue	17,159	16,788
Royalties and license fees	2,426	101
Website and application development	290	1,685
(3)The amount of revenue recognized from previous period’s contract liabilities satisfied during the years ended December 31, 2023 and 2022 are Won 16,788 million and Won 12,622 million in Micro-transaction revenue; Won 71 million and Won 18 million in Royalties and license fees and Won 1,685 million and Won 840 million in Website and application development, respectively.
(4)Transaction price allocated to unsatisfied performance obligations as of December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
	(In millions of Korean won)
Micro-transaction revenue
Online game	₩ 10,216	₩ 9,918	₩ 9,374
Mobile game	6,943	6,869	3,248
	17,159	16,787	12,622
Royalties and license fees
Online game	164	49	96
Mobile game	2,262	52	21
	2,426	101	117

Website and application development	290	1,686	840
Total	₩ 19,875	₩ 18,574	₩ 13,579
The Group’s management expects to recognize 91.0% (Won 18,090 million) of the transaction price allocated to contracts that have not been performed as of December 31, 2023 as revenue within 12 months. The remaining 9.0% (Won 1,785 million) is expected to be recognized as revenue thereafter. The amounts disclosed above do not include variable consideration which is constrained.
(5)Details of incremental costs of obtaining a contract recognized as assets as of and for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023		December 31, 2022
	(In millions of Korean won)
Incremental costs of obtaining a contract	₩	1,557	₩	1,722

Details of incremental costs of obtaining a contract recognized as cost of revenues as of December 31, 2023, 2022 and 2021 are as follows:

	2023		2022		2021
	(In millions of Korean won)
Incremental costs of obtaining a contract recognized as cost of revenues	₩	1,722	₩	861	₩	1,277
15. Classification of Expenses by Nature
Details of classification of expenses by nature for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
	(In millions of Korean won)
Advertising expenses	₩ 13,661	₩ 29,898	₩ 35,948
Fees and commissions	472,324	259,024	215,613
Lease expenses	1,292	1,179	1,125
Outsourcing expenses	13,053	11,415	12,997
Salaries	44,339	40,315	35,532
Expenses related to defined contribution and benefit plans	2,505	2,255	2,090
Employee benefits	4,256	3,895	3,390
Depreciation	5,252	5,145	4,570
Amortization	2,406	1,917	1,748
Other expenses	5,422	3,733	3,361
Total	₩ 564,510	₩ 358,776	₩ 316,374

Total expenses consist of cost of sales, selling, general and administrative expenses and research and development.
16. Selling, General and Administrative Expenses
Details of the selling, general and administrative expenses for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
	(In millions of Korean won)
Advertising expenses	₩ 13,661	₩ 29,898	₩ 35,948
Fees and commissions	16,662	15,909	13,959
Lease expenses	712	646	530
Salaries	20,688	17,598	15,491
Expenses related to defined contribution and benefit plans	991	783	729
Employee benefits	2,257	1,972	1,598
Depreciation	3,369	2,976	2,166
Amortization	1,340	1,155	930
Other expenses	6,386	6,677	4,280
Total	₩ 66,066	₩ 77,614	₩ 75,631

17. Other Income and Expenses
(1)Details of other income for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023		2022		2021
	(In millions of Korean won)
Gain on disposal of property and equipment	₩	20	₩	15	₩	7
Miscellaneous gain	893		590		600
Total	₩	913	₩	605	₩	607
(2)Details of other expenses for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
	(In millions of Korean won)
Loss on retirement and disposal of property and equipment	₩ —	₩ —	₩ 57
Impairment loss on intangible assets	1,531	293	281
Impairment loss on other non-current assets (*)	—	177	1,087
Donation	—	—	1
Loss on retirement and disposal of intangible assets	6	4	—
Miscellaneous loss	15	265	26
Total	₩ 1,552	₩ 739	₩ 1,452
(*)The Group recognized an impairment loss as the recoverable amount was less than the book value of minimum guaranteed royalties for the game in service.
18. Finance Income and Costs
Details of finance income and costs for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023		2022		2021
	(In millions of Korean won)
Finance income
Interest income	₩	11,492	₩	4,501	₩	1,383
Unrealized foreign currency gain	1,417		689		134
Gain on foreign currency transactions	10,358		10,763		3,751
Total	₩	23,267	₩	15,953	₩	5,268
Finance costs
Unrealized foreign currency loss	₩	1,595	₩	1,311	₩	211
Loss on foreign currency transactions	13,178		9,341		2,360
Interest expense	162		127		115
Total	₩	14,935	₩	10,779	₩	2,686

19. Income Tax Expense
(1)Details of income tax expense for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023		2022		2021
	(In millions of Korean won)
Current tax on profit for the year
Current year	₩	37,459	₩	27,932	₩	29,903
Adjustments recognized related to prior period incomes	—		—		1,647
Deferred tax expense
Change in net deferred tax assets	(742)		(1,108)		1,871
Income tax expense	₩	36,717	₩	26,824	₩	33,421
(2)The differences between the tax expense on the Group’s profit before tax and the amount that would arise using the statutory tax rate applicable to profits of the entities for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
	(In millions of Korean won)
Profit before income tax	₩ 168,699	₩ 109,882	₩ 99,301
Income tax using the statutory tax rate of each country	31,300	23,951	25,957
Adjustments
Expenses not deductible for tax purpose	9	7	11
Non taxable income	(131)	—	—
Withholding tax	8,615	5,028	4,500
Utilization of previously unrecognized loss carried forward	(714)	(239)	—
Adjustments recognized related to prior period incomes	—	—	1,647
Tax credit	(1,174)	(2,131)	(765)
Corporate tax on unappropriated earnings	(134)	1,085	487
Changes in deferred tax liabilities related to investment in subsidiaries	(422)	(1,101)	1,351
Others	(632)	224	233
Total adjustments	5,417	2,873	7,464
Income tax expense	₩ 36,717	₩ 26,824	₩ 33,421
Effective tax rate	22%	24%	34%

(3)Details of the changes in deferred income tax assets (liabilities) for the years ended December 31, 2023 and 2022 are as follows:

	2023
	Beginning balance	Increase (decrease)	Ending balance
	(In millions of Korean won)
Deferred income tax on temporary differences
Property and equipment	₩ 38	₩ 13	₩ 51
Intangible assets	442	223	665
Other non-current assets	202	(177)	25
Accounts payables	1,701	(183)	1,518
Accrued expenses	233	49	282
Deferred revenue	94	261	355
Allowance for doubtful account	299	880	1,179
Other non-current liabilities	81	1	82
Lease	(30)	(8)	(38)
Investments in subsidiaries	(2,791)	423	(2,368)
Others	(278)	1,160	882
Sub Total	(9)	2,642	2,633
Deferred tax due to carry-forward losses	759	(58)	701
Deferred tax due to tax credit carry-forward	2,078	(1,842)	236
Deferred tax assets (*)	5,660	292	5,952
Deferred tax liabilities	₩ (2,832)	₩ 450	₩ (2,382)

	2022
	Beginning balance	Increase (decrease)	Ending balance
	(In millions of Korean won)
Deferred income tax on temporary differences
Property and equipment	₩ 34	₩ 4	₩ 38
Intangible assets	398	44	442
Other non-current assets	530	(328)	202
Accounts payables	1,404	297	1,701
Accrued expenses	192	41	233
Deferred revenue	311	(217)	94
Allowance for doubtful account	367	(68)	299
Other non-current liabilities	75	6	81
Lease	(43)	13	(30)
Investments in subsidiaries	(3,759)	968	(2,791)
Others	(2)	(276)	(278)
Sub Total	(494)	485	(9)
Deferred tax due to carry-forward deficits	135	624	759
Deferred tax due to tax credit carry-forward	2,078	—	2,078
Deferred tax assets (*)	1,719	3,941	5,660
Deferred tax liabilities	₩ —	₩ (2,832)	₩ (2,832)
(*) The future realizability of deferred tax assets is reassessed by taking into consideration various factors such as the each entity's performance, the overall economic environment and industry outlook, expected future earnings and deductible period of tax credits carry-forward and carry-forward deficits. As of December 31, 2023 and 2022, the Group has recognized deferred tax assets related to temporary differences, tax loss carryforward and tax credit carryforwards, which can be utilized based on the likelihood of each entity's future taxable income. This amount may change if the estimate of future taxable income changes.
(4)Details of unused tax loss carryforwards and unused tax credit carryforwards that are not recognized as deferred income tax assets as of December 31, 2023 are as follows:

Year of expiration	Unused loss carryforwards	Unused tax credit carryforwards
2024	₩ 2,585	₩ —
2025	1,421	160
2026	2,002	175
2027	353	163
2028	2,134	520
After 2028	5,339	1,284
Total	₩ 13,834	₩ 2,302
(5) As of December 31, 2023 and 2022, the Group did not recognize deferred income tax asset for the temporary difference of Won 23,087 million and Won 22,409 million relating to investments in subsidiaries as it is not probable such temporary differences can be utilized in the foreseeable future.

(6) The gross balances of deferred tax assets and liabilities for the years ended December 31, 2023 and 2022, is as follows:

	December 31, 2023	December 31, 2022
	(In millions of Korean won)
Deferred tax assets
- Deferred tax assets to be recovered after more than 12 months	₩ 1,601	₩ 1,935
- Deferred tax assets to be recovered within 12 months	5,801	5,075
Sub-total	7,402	7,010
Deferred tax liabilities
- Deferred tax liabilities to be recovered after more than 12 months	(15)	(3,124)
- Deferred tax liabilities to be recovered within 12 months	(3,817)	(1,058)
Sub-total	(3,832)	(4,182)

(7) Impact of Pillar Two income taxes

Under the Pillar Two legislation, the Group is liable to pay a top-up tax for the difference between their GloBE effective tax rate per jurisdiction and the 15% minimum rate. All entities within the Group have an effective tax rate that exceeds 15%, except for Gravity Game Vision Limited that operates in Hong Kong.

For 2023, the average effective tax rate (calculated in accordance with paragraph 86 of IAS 12) of Gravity Game Vision Limited operating in Hong Kong is:

Gravity Game Vision Limited
(In millions of Korean won)
Tax expense for year ended 31 December 2023	₩ 3,396
Profit before income tax	26,943
Average effective tax rate	12.60%

The Group is in the process of assessing its exposure to the Pillar Two legislation for when it comes into effect. This assessment indicates for Hong Kong that the average effective tax rate based on accounting profit is 12.6% for the annual reporting period to 31 December 2023. However, although the average effective tax rate is below 15%, the Group might not be exposed to paying Pillar Two income taxes in relation to Hong Kong. Also, even for those entities with an accounting effective tax rate above 15%, there may still be Pillar Two tax implications.

The Group is in the process of evaluating the potential impact of the legislation on the taxes through a rational methodology.
20. Earnings per Share
Basic earnings per share is calculated by dividing the profit attributable to owners of the Parent by the weighted average number of common shares outstanding each year.
(1)Basic earnings per share

	2023		2022		2021
	(In millions of Korean won, except per share data)
Profit attributable to owners of the Parent	₩	132,019	₩	83,162	₩	65,947
Weighted average outstanding shares of common shares	6,948,900		6,948,900		6,948,900
Basic earnings per share	₩	18,999	₩	11,968	₩	9,490
(2)Diluted earnings per share
As of and for the years ended December 31, 2023, 2022 and 2021, the Group does not have dilutive potential ordinary shares outstanding. Accordingly, the diluted earnings per share for the years ended December 31, 2023, 2022 and 2021 are the same as the basic earnings per share.

21. Statements of Cash Flows
(1)Cash generated from operations for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
	(In millions of Korean won)
Profit for the year	₩ 131,982	₩ 83,058	₩ 65,880
Depreciation expense	5,252	5,145	4,570
Amortization expense	2,406	1,917	1,748
Bad debt expenses	1,402	701	933
Unrealized foreign currency loss	1,595	1,311	211
Interest expense	162	127	115
Loss on disposal of property and equipment	—	—	57
Impairment loss on intangible assets	1,531	293	281
Impairment loss on other non-current assets	—	177	1,087
Post-employment benefit expense	23	66	23
Income tax expense	36,717	26,824	33,421
Unrealized foreign currency gain	(1,417)	(689)	(134)
Interest income	(11,492)	(4,501)	(1,383)
Gain on disposal of property and equipment	(20)	(15)	(7)
Reversal of allowance for doubtful accounts	—	—	(132)
Others	6	6	(214)
Change in accounts receivable	2,365	(38,199)	5,530
Change in other receivables	(3,770)	899	(1,082)
Change in prepaid expenses	397	(104)	(3,296)
Change in prepayment	(1)	(1,641)	2,165
Change in other current assets	(696)	34	243
Change in other non-current assets	(3,486)	218	144
Change in accounts payable	(13,837)	43,900	(8,512)
Change in deferred revenue	(1,292)	4,915	1,185
Change in withholdings	(262)	(631)	686
Change in accrued expenses	255	547	118
Change in other current liabilities	165	301	34
Change in other non-current liabilities	2,247	15	(99)
Total	₩ 150,232	₩ 124,674	₩ 103,572
(2)Significant non-cash transactions for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
	(In millions of Korean won)
Reclassification of prepayment to intangible assets	₩ 102	₩ 64	₩ 219
Increase of accounts payable relating to the acquisition of software	2,033	609	667
Acquisitions of right-of-use assets	4,704	1,209	6,055
Increase of accounts payable relating to the acquisition of other intangible assets	1,147	—	—
Reclassification of other non-current financial asset to other non- current assets	1,030	—	—

(3)Changes in liabilities arising from financing activities for the year ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
	(In millions of Korean won)
Beginning of the year	₩ 5,963	₩ 8,730	₩ 5,900
Cash flows used in financing activities – Payment of lease liabilities	(4,083)	(3,918)	(3,648)
Cash flows from operating activities – Interest paid	(157)	(122)	(111)
Non-cash transactions
Acquisitions – leases	4,358	1,209	6,055
Interest expense	157	122	111
Others	260	(124)	—
Translation difference	64	66	423
Ending of the year	₩ 6,562	₩ 5,963	₩ 8,730

22. Lease
The Group leases offices, vehicles and others. The leases typically run for a period of 1 ~5 years, with an option to renew or terminate the lease after that date. There are no restrictions or covenants imposed to leases, but the lease assets shall not be provided as collateral for borrowings.
(1)Details of right-of-use assets and lease liabilities recognized in the consolidated statements of financial position as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
	(In millions of Korean won)
Right-of-use assets(*1)
Offices	₩ 4,720	₩ 5,067
Vehicles	368	65
Others	1,533	826
Total	₩ 6,621	₩ 5,958
Lease liabilities(*2)
Current	4,225	2,906
Non-current	2,337	3,057
Total	₩ 6,562	₩ 5,963
(*1)Right-of-use assets are included in the ‘Property and equipment’ in the consolidated statement of financial position.
(*2)Lease liabilities are included in the ‘Other current liabilities’ and ‘Other non-current liabilities’ in the consolidated statement of financial position.

(2)Changes in right-of-use assets for the years ended December 31, 2023 and 2022 are as follows:

	2023
	Offices	Vehicles	Others	Total
	(In millions of Korean won)
Balance as of January 1, 2023	₩ 5,067	₩ 65	₩ 826	₩ 5,958
Depreciation	(2,794)	(239)	(1,083)	(4,116)
Reassessment	210	52	(1)	261
Acquisitions	2,178	490	1,775	4,443
Disposals	—	—	—	—
Translation difference	59	—	16	75
Balance as of December 31, 2023	₩ 4,720	₩ 368	₩ 1,533	₩ 6,621

	2022
	Offices	Vehicles	Others	Total
	(In millions of Korean won)
Balance as of January 1, 2022	₩ 6,698	₩ 292	₩ 1,750	₩ 8,740
Depreciation	(2,549)	(231)	(1,218)	(3,998)
Reassessment	1	(52)	(13)	(64)
Acquisitions	923	55	231	1,209
Disposals	(45)	—	—	(45)
Translation difference	39	1	76	116
Balance as of December 31, 2022	₩ 5,067	₩ 65	₩ 826	₩ 5,958
(3)Details of amounts recognized in the consolidated statements of profit or loss for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
	(In millions of Korean won)
Interest expense relating to lease liabilities (included in finance cost)	₩ 157	₩ 122	₩ 111
Expense relating to short-term leases	30	45	117
Expense relating to leases of low-value assets excluding short-term leases	22	23	21
(4)Details of amounts recognized in the consolidated statements of Cash flows for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023		2022		2021
	(In millions of Korean won)
Total cash outflows of leases	₩	4,292	₩	4,107	₩	3,897

23. Financial Risk Management
The Group’s operating activities expose itself to a variety of financial risks: market risk, credit risk and liquidity risk from which the Group’s risk management program focuses on minimizing any adverse effects on its financial performance. The Group operates financial risk management policies and programs that closely monitor and respond to each risk factor.
(1)Capital Risk Management
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so the Group can continue to provide returns and benefits for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Group monitors capital on the basis of the debt ratio. This ratio is calculated as total debt divided by total capital. The debt ratios as of December 31, 2023 and 2022 are as follows:

	2023	2022
	(In millions of Korean won)
Total liabilities	₩ 114,453	₩ 113,914
Total equity	463,728	330,180
Debt ratio	25%	35%
(2)Market risk
(a)Foreign exchange risk
The Group is exposed to foreign exchange risk arising from royalty revenues and commission payment primarily with respect to the US dollar. The Group’s financial assets and liabilities are exposed to foreign currency risk as of December 31, 2023 and 2022 are as follows:

	December 31, 2023
	Assets in foreign currency	Liabilities in foreign currency	Assets in Korean Won	Liabilities in Korean Won

	(Individual amounts in each foreign currency)		(In millions of Korean won)
USD	86,681,440	28,203,218	₩ 111,616	₩ 36,344
JPY	343,984,702	160,779,008	3,139	1,467
EUR	36,780	30,472	52	43
IDR	12,955,000	3,103,944	1	—
THB	28,510	7,379	1	—
VND	9,270,000	3,243,600	—	—
HKD	144,997	—	24	—
Total			₩ 114,833	₩ 37,854

	December 31, 2022
	Assets in foreign currency	Liabilities in foreign currency	Assets in Korean Won	Liabilities in Korean Won

	(Individual amounts in each foreign currency)		(In millions of Korean won)
USD	50,865,141	8,528,692	₩ 64,351	₩ 10,832
JPY	517,431,793	55,296,530	4,932	527
EUR	25,839	37,607	35	51
IDR	12,955,000	703,608,946	1	57
THB	28,510	7,379	1	—
VND	9,270,000	3,243,600	—	—
Total			₩ 69,320	₩ 11,467
The Group measures foreign exchange risk as a 10% fluctuation in the exchange rate of each foreign currency, which reflects the management's assessment of the risk of exchange rate fluctuation that can be reasonably occur. The impact of a

10% fluctuation in foreign currency exchange rates on the Group’s profit before income tax for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023				December 31, 2022
	Increased by 10%		Decreased by 10%		Increased by 10%		Decreased by 10%

	(In millions of Korean won)
USD	₩	7,527	₩	(7,527)	₩	5,352	₩	(5,352)
JPY	167		(167)		440		(440)
Others	4		(4)		(7)		7
Total	₩	7,698	₩	(7,698)	₩	5,785	₩	(5,785)
The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency as of the end of the reporting period.
(b)Interest rate risk
There are no borrowings under variable interest rate conditions as of December 31, 2023 and 2022.
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
The carrying amount of a financial asset represents the maximum exposure to credit risk. The maximum exposure to credit risk of the Group as of December 31, 2023 and 2022 are as follows.

	December 31, 2023	December 31, 2022

	(In millions of Korean won)
Cash and cash equivalents	₩ 184,082	₩ 169,877
Short-term financial instruments	277,215	167,000
Accounts receivable, net	71,213	77,257
Other receivables, net	7	12
Other current financial assets	4,439	3,370
Other non-current financial assets	1,824	2,176
Total	₩ 538,780	₩ 419,692
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

	December 31, 2023
	Carrying value		Less than 3 months		3 months ~ 1 year		1~2 years		2~3 years		3~5 years		Total

	(In millions of Korean won)
Accounts payable	₩	58,292	₩	57,430	₩	185	₩	677	₩	—	₩	—	₩	58,292
Accrued expense	395		395		—		—		—		—		395
Other liabilities (*)	6,562		1,081		3,259		1,902		476		—		6,718
Total	₩	65,249	₩	58,906	₩	3,444	₩	2,579	₩	476	₩	—	₩	65,405
(*)Other liabilities as of December 31, 2023 consist of lease liabilities.

	December 31, 2022
	Carrying value		Less than 3 months		3 months ~ 1 year		1~2 years		2~3 years		3~5 years		Total

	(In millions of Korean won)
Accounts payable	₩	70,544	₩	69,803	₩	367	₩	374	₩	—	₩	—	₩	70,544
Accrued expense	429		429		—		—		—		—		429
Other liabilities (*)	5,963		1,016		2,023		2,476		617		—		6,132
Total	₩	76,936	₩	71,248	₩	2,390	₩	2,850	₩	617	₩	—	₩	77,105
(*)Other liabilities as of December 31, 2022 consist of lease liabilities.
The cash flows above are not discounted and the amount of accounts payable and accrued expense due within 12 months is the same as the carrying amount since the effect of the discount is not material.
24. Segment Information
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
The Group assesses the performance of its operating segments based on its operating profit or loss, which does not differ from operating profit reported on the consolidated statement of comprehensive income except for inter-segment transactions. Total assets and liabilities for each segment are not reported to CODM. The segment information for the years ended December 31, 2023, 2022 and 2021.

	2023
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 96,487	₩ 697,736	₩ 21,149	₩ 815,372
Elimination of intersegment revenue	(15,470)	(68,132)	(6,254)	(89,856)
Consolidated net revenue	81,017	629,604	14,895	725,516
Depreciation/Amortization	1,436	2,158	4,064	7,658
Segment operating profit	44,107	122,107	(5,847)	160,367

	2022
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 107,326	₩ 404,362	₩ 21,740	₩ 533,428
Elimination of intersegment revenue	(18,069)	(45,591)	(6,150)	(69,810)
Consolidated net revenue	89,257	358,771	15,590	463,618
Depreciation/Amortization	1,349	1,873	3,840	7,062
Segment operating profit	45,832	58,357	519	104,708

	2021
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 90,123	₩ 346,928	₩ 23,417	₩ 460,468
Elimination of intersegment revenue	(14,753)	(26,764)	(5,013)	(46,530)
Consolidated net revenue	75,370	320,164	18,404	413,938
Depreciation/Amortization	1,975	1,875	2,468	6,318
Segment operating profit	31,271	64,837	611	96,719
Other profit or loss items that do not constitute operating profit are not separately disclosed because they are not reviewed by the chief operating decision maker by operating segment.
(2)Revenue from external customers by country for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
	(In millions of Korean won)
Korea	₩ 86,058	₩ 46,719	₩ 73,751
Taiwan	176,071	175,664	77,462
Japan	18,999	26,133	40,259
The United States of America	22,702	33,697	20,894
Thailand	136,874	75,498	94,475
The Philippines	102,595	26,003	20,173
Indonesia	58,763	5,472	10,723
Hong Kong	22,656	24,397	7,648
Malaysia	58,553	24,830	30,422
Other	42,245	25,205	38,131
Total	₩ 725,516	₩ 463,618	₩ 413,938
Revenue was attributed to the country based on the customer’s location and royalty revenue was attributed to the country where the end user's payment was made.
Non-Current assets by geographical regions as of December 31, 2023, 2022 and 2021 are as follows:

	December 31, 2023		December 31, 2022		December 31, 2021
	(In millions of Korean won)
Korea	₩	15,488	₩	9,183	₩	10,884
Overseas	8,018		5,309		5,769
Total	₩	23,506	₩	14,492	₩	16,653
The amounts are exclusive of financial assets and deferred tax assets.

(3)There was no customer who represented more than 10% revenue in mobile segment for the year ended December 31, 2023 and Won 76,581 million, or 16.5% of revenue, and Won 126,336 million, or 30.4% of revenue came from one major customer in the mobile segment for the year ended December 31, 2022 and December 31, 2021, respectively.
25. Transactions with Related Parties
(1)Related parties of the Group include entities and individuals capable of exercising control or significant influence over the Group. Related parties include GungHo Online Entertainment, Inc. (the controlling shareholder with 59.31% common shares), its subsidiaries, members of board of directors, executives with strategic responsibilities and their immediate families.
(2)Account balances with related parties
Balances of receivables and payables to related parties as of December 31, 2023 and 2022 are as follows:

		December 31, 2023				December 31, 2022
Related party	Name of entity	Receivables		Payables		Receivables		Payables
Parent company	GungHo Online Entertainment, Inc.	₩	1,972	₩	3	₩	2,874	₩	3
Other company	GungHo Online Entertainment America	—		1		—		30
	Total	₩	1,972	₩	4	₩	2,874	₩	33
(3)Transactions with related parties
The details of transaction with related parties for the years ended December 31, 2023, 2022 and 2021 are as follows:

		2023				2022				2021
Related party	Name of entity	Revenue		Purchases		Revenue		Purchases		Revenue		Purchases
		(In millions of Korean won)
Parent company	GungHo Online Entertainment, Inc.	₩	18,417	₩	15	₩	25,741	₩	20	₩	36,647	₩	55
Other company	GungHo Online Entertainment America	—		55		—		42		—		—
	Total	₩	18,417	₩	70	₩	25,741	₩	62	₩	36,647	₩	55
(4)Other transactions with related parties
No financing transactions were made with related parties for the years ended December 31, 2023, 2022 and 2021.
(5)Key management personnel compensation
The compensation for the key management personnel (registered directors), for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023		2022		2021
	(In millions of Korean won)
Salaries	₩	1,734	₩	1,503	₩	1,472