Form 20-F/A
period 2023-12-31
GRAVITY Co., Ltd.
filed 2024-11-15
CIK 1313310

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________________
Form 20-F/A
(Amendment No. 1)
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

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2023 of Gravity Co., Ltd (the “Company”), as originally filed with the U.S. Securities and Exchange Commission on April 26, 2024 (the “Original Form 20-F”). The Company is filing this Amendment solely to correct an inadvertent reference to the wrong fiscal period in each of the certifications under Section 906 of the Sarbanes-Oxley Act of 2002 (the “906 Certifications”) filed with the Original Form 20-F. This Amendment also contains new certifications under Section 302 of the Sarbanes-Oxley Act of 2002, which, while not erroneous in the Original Form 20-F, are now dated as of this Amendment.

Other than as expressly set forth above, no changes have been made to the Original Form 20-F, which is re-filed in its entirety. This Amendment does not reflect events that have occurred after the original filing of our Original Form 20-F or modify or update, or purport to modify or update, the disclosures presented therein. Accordingly, this Amendment should be read in conjunction with the Company’s reports filed and furnished with the Commission subsequent to the date of the Original Form 20-F.

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
Date: November 15, 2024

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