Form 20-F
period 2024-12-31
GRAVITY Co., Ltd.
filed 2025-04-25
CIK 1313310

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________________
Form 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Shares, par value Won 500: 6,948,900 as of December 31, 2024.
Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑  No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S‑T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and such files). Yes ☑  No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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
•“Chinese Yuan” or “CNY” are to the currency of China;
•“EUR” or “Euro” are to the currency of the Eurozone consisting of Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Portugal, Slovakia, Slovenia and Spain;
•“Gravity,” “the Company,” “we,” “us,” “our” or “our company” are to Gravity Co., Ltd. and our subsidiaries, except as otherwise indicated or required by context;
•“Hong Kong” are to the Hong Kong Special Administrative Region of the PRC;
•“HKD” or “HK$” are to the currency of Hong Kong;
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
•“US$,” “U.S. dollar” or “Dollar” are to the currency of the United States of America; and
•“Won,” “Korean Won” or “W” are to the currency of Korea.
For your convenience, and unless otherwise stated, this Annual Report contains translations of certain Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 31, 2024, which was Won 1,477.86 to US$ 1.00. No assurance is given that any Won or Dollar amounts could have been or may now be converted into Dollars or Won, as the case may be, at such rate, or any other rate, or at all.
Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD‑LOOKING STATEMENTS
This Annual Report for the year ended December 31, 2024 contains “forward‑looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the U.S. Securities Exchange Act of 1934, as amended or the “Exchange Act.” The forward‑looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry, and are subject to various risks and uncertainties. Generally, these forward‑looking statements can be identified by the use of forward‑looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “predict,” “project,” “continue” and variations of these words, similar expressions, or that certain events, actions or results “will,” “may,” “might,” “should,” “would” or “could” occur, be taken or be achieved.
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
Risk Factor Summary

The following is a summary of the principal risks discussed in greater detail in the following pages, that could materially and adversely affect our business, results of operations, cash flows and financial condition.
Risks Relating to our Business
•We currently depend on our main game, Ragnarok Online and games developed from Ragnarok Online, for a significant portion of our revenue.
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
•Our products and services, including those relating to P2E and NFT, may subject us to additional regulatory requirements in the future, which may be costly and difficult to comply with or adversely affect our business, and pose other potential risks to our business.
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
•Changes in tax laws, regulations or interpretations thereof, including changes to tax rates, may adversely affect our financial statements and tax position.
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

A significant portion of our revenue has been and is currently derived from Ragnarok Online and other games developed based on the contents of Ragnarok Online, including our mobile games, Ragnarok Origin, Ragnarok X: Next Generation and Ragnarok M: Eternal Love. In 2024 and 2023, we derived Won 71,343 million (US$ 48,275 thousand) and Won 77,660 million in revenues from Ragnarok Online, respectively, representing approximately 14.2% and 10.7% of our total revenues for such periods. We derived Won 414,652 million (US$ 280,576 thousand) and Won 632,213 million in revenues from the games developed based on the contents of Ragnarok Online in 2024 and 2023, respectively, representing approximately 82.8% and 87.1% of our total revenues for such periods. In 2024 and 2023, our mobile game, Ragnarok Origin, represented 42.1% of our total revenues, or Won 210,882 million (US$ 142,694 thousand), and 62.3% of our total revenues, or Won 451,887 million, Ragnarok X: Next Generation, our mobile game, represented 10.6% of our total revenues, or Won 53,123 million (US$ 35,946 thousand), and 13.7% of our total revenues, or Won 99,321 million, respectively. Ragnarok M: Eternal Love, our mobile game, represented 10.6% of our total revenues, or Won 53,280 million (US$ 36,052 thousand), and 9.6% of our total revenues, or Won 69,773 million, THE RAGNAROK (Ragnarok: Novice Heart), our mobile game, represented 10.7% of our total revenues, or Won 53,669 million (US$ 36,315 thousand), and 0.1% of our total revenues, or Won 491 million in 2024 and 2023, respectively.

Ragnarok Online has been on the market for 23 years and has reached maturity in most of our principal markets. The Company has continually maintained, improved and updated Ragnarok Online and developed new games based on Ragnarok Online. If we fail to maintain, improve, update or enhance Ragnarok Online in a timely manner or fail to successfully develop new games based on Ragnarok Online, this is likely to lead to a decline in the user base of games developed from the contents of Ragnarok Online, which in turn is likely to lead to a material decline in our subscription revenues, royalties and mobile revenue. This would likely materially and adversely affect our business, financial condition and results of operations.
If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online and mobile games, our business, financial condition and results of operations may be materially and adversely affected.
In order to grow our revenues and net income, we must retain our existing users and attract new users by developing, acquiring, licensing, launching, marketing or operating other commercially successful online and mobile games. In addition to Ragnarok Online, we currently offer five other online games: Ragnarok Online II, Requiem Online, R.O.S.E. Online, Dragonica (which is also known as Dragon Saga in the United States, Canada and South America except for Brazil) and Ragnarok Landverse. None of our other online games to date have been as commercially successful as Ragnarok Online.
In 2024, mobile games represented 81.0% of our total revenues, with one mobile game, Ragnarok Origin, representing 42.1% of our total revenues. Mobile games are played on mobile devices and smartphones, including Google Android compatible phones, the Apple iPhone, other feature phones and tablet computers. Following a 2015 development agreement with Shanghai The Dream Network Technology Co., Ltd. (“Dream Square”) to develop and distribute two mobile games based on the contents of Ragnarok Online, we launched six mobile games developed by Dream Square (by itself and through certain third-party subcontractors), all of which are based on the contents of Ragnarok Online. For additional information, see ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Mobile games.” Although we have achieved significant commercial success after publishing these mobile games in 2017, there is no guarantee that we will continue to be successful in the mobile game publishing business and our revenue from mobile game publishing could decline over time.
Our revenue from mobile games decreased by 35.6% to Won 405,676 million (US$ 274,502 thousand) in 2024 from Won 629,604 million in 2023. This was mainly due to a 53.3% decreased in revenues from Ragnarok Origin to Won 210,882 million (US$ 142,694 thousand) in 2024 from Won 451,887 million in 2023, driven by decreased revenue in Southeast Asia and Taiwan in 2024. Additionally, mobile revenue from customers in Thailand decreased from Won 107,654 million in 2023 to Won 28,981 million in 2024 and mobile revenue from customers in Taiwan decreased from Won 150,162 million in 2023 to Won 92,967 million in 2024. Although the decreases in mobile revenue in Thailand and Taiwan were more than offset by mobile revenue increases in other markets, such as Brazil, we may also experience declines in mobile game revenue from these or other markets in the future. A game’s commercial success largely depends on appealing to the tastes and preferences of a critical mass of users as well as the willingness of such users to purchase the game and/or in‑game items, and to continue as paying subscribers, all of which are difficult to predict prior to a game’s development and introduction. Developing games requires substantial development costs, including the costs of employing skilled developers and acquiring or developing game engines, which enable the creation of games with the latest technological features. For us to continue to succeed, we must acquire, license or develop promising games at acceptable costs and ensure technical support for the successful operation of such games. The online and mobile gaming industries are highly competitive, and we may not be able to acquire, license or develop promising games at acceptable costs. In order to successfully distribute and operate a game, we also need a sizable game management and support staff, continued investment in technology and a substantial marketing budget.
In 2024 and 2025, we launched numerous mobile games in new markets including: Ragnarok Idle Adventure in Thailand; Ragnarok Origin in Central and South America, China, among other locations; THE RAGNAROK (Ragnarok: Novice Hearts) in Taiwan, Hong Kong, Macau, Korea and Southeast Asia; Ragnarok: Rebirth in Southeast Asia, Taiwan, Hong Kong and Macau; Ragnarok X: Next Generation in China and Japan; Ragnarok in Wonderland in Korea; Ragnarok Begins in Taiwan, Hong Kong and Macau; Ragnarok M: Classic in Southeast Asia; Ragnarok Adventure Plus globally; Ragnarok V: Returns in Southeast Asia; Generation Zombie globally; and Mirren: Millennium Tour in Korea. We cannot assure you that the games we develop or publish will be attractive to users or otherwise be commercially successful, launched as scheduled or able to successfully compete with games operated by our competitors. If we are not able to consistently develop, acquire, license, launch, market or operate commercially successful games, we may not be able to generate enough revenues to offset our initial development, acquisition, licensing and/or marketing costs and our business, financial condition and results of operations may be materially and adversely affected.
We may not be successful in making our mobile games profitable, and our profit margins from mobile games may be relatively lower than the profits we have enjoyed historically for online games.
Our profit margins from our mobile games, even if the games are successful, are generally lower than our profits generated from online games. This is because in order to gain access to our games on mobile app stores, the primary distribution channel for our mobile games, we must enter into revenue-sharing arrangements that result in lower profit margins compared with those of our online games.
We have devoted and expect to continue to devote a significant amount of resources to the development of our mobile games, but the relatively lower profit margins and other uncertainties make it difficult to know whether we will succeed in making our mobile game operations more profitable. If we do not succeed in doing so, our business and results of operations will be adversely affected.
We depend on our overseas licensees for a portion of our revenues and rely on them to distribute, market, operate our games and comply with applicable laws and government regulations.
In certain markets, we license our games to overseas operators or distributors for license fees and royalty payments based on a percentage of revenues generated from our games in such markets. Overseas license fees and royalty payments generated from our mobile games represented 11.4% of our total revenues in 2024 and 8.3% of our total revenues in 2023, with 68.3% of our 2024 revenues from mobile game license fees and royalty payments attributable to license arrangements with Nuverse (Hong Kong) Limited (“Nuverse”). Under the applicable licensing contract, Nuverse is to provide the service for a term of two years commencing on the date of Ragnarok X: Next Generation’s commercialization in Taiwan, Hong Kong, Macau and Southeast Asia with automatic one-year extensions thereafter. Overseas license fees and royalty payments generated from our online games represented 3.1% of our total revenues in 2024 and 1.4% of our total revenues in 2023, with 50.8% of our 2024 revenues from online game license fees and royalty payments attributable to license arrangements with GungHo Online Entertainment Inc. (“GungHo”), which has been our largest shareholder and beneficially owns, as of the date hereof, 59.3% of our common shares.
Deterioration of our relationships with material licensees or material adverse changes in the license terms may have a material adverse effect on our business, prospects, financial condition and results of operations. Additionally, deterioration or any adverse developments in the operations, including changes in senior management, of our overseas licensees may materially and adversely affect our business, financial condition and results of operations.
Our overseas licensees generally have the exclusive right to distribute our games in their respective markets for a term of two or three years and to operate or publish other online and mobile games developed or offered by our competitors. We may not be able to easily terminate the license agreements as the agreements do not specify particular financial or performance criteria that need to be met by our licensees. For example, GungHo, which is our 59.3% shareholder, also has its own mobile games business. If our overseas licensees devote greater time and resources to marketing their proprietary games or those of our competitors, we may not be able to terminate our license agreements or enter into new license agreements with different licensees, and our revenues and net profit may be adversely impacted. Additionally, a failure to satisfy our obligation to provide technical and other consulting services to the licensees under the license agreements may negatively affect user satisfaction and loyalty and hinder our licensees’ efforts to increase market share, which may lead the licensees to focus their attention on our competitors’ games or request modifications to or terminate our licensing agreements and/or not renew expired license agreements.
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
Furthermore, our overseas licensees are responsible for complying with local laws, including obtaining and maintaining the requisite government licenses and permits. Failure by our overseas licensees to do so may result in, among others, a suspension of service of our games in such market, which may result in user complaints and a decrease in the use of our games and likely a material adverse effect on our business, financial condition and results of operations.
Disruptions in the political environments in which our licensees operate may also have a negative impact on their business and in turn materially and adversely affect our business, financial condition and results of operations.
We operate in a highly competitive industry and compete against many large companies.
Increased competition in the online and mobile gaming industry from existing and potential competitors could make it difficult for us to retain existing users and attract new users, reduce the number of hours users spend playing our current or future games or cause us and our licensees to reduce the fees charged to play our current or future games. In some of our principal markets, such as Korea, Taiwan and Thailand, growth of the market for online games has continued to slow while competition remains strong. We expect more companies to enter the online and mobile game industries and a wider range of online and mobile games to be introduced in our current and future markets. If we are unable to compete effectively in our principal markets, our business, financial condition and results of operations could be materially and adversely affected.
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
As the online and mobile game industries are characterized by rapid technological changes, especially in the technical capabilities of devices for mobile games, and changing interests and preferences of users, continuous investment is required to develop and publish new games. Additionally, as the online and mobile game industries in many of our markets are rapidly evolving, our current or future competitors may adapt to the changing competitive landscape and market conditions and compete more successfully than us. In particular, online and mobile game products are becoming increasingly similar to each other, thus becoming more commoditized and less differentiated. In such an environment, larger companies with relative economies of scale have a clear advantage over smaller companies like us, as they are able to develop games in a more cost efficient manner, diversify their risks with broader categories of games and genres and increase their chances of offering widely popular games. In addition, any of our competitors may offer products and services that have significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than us. In addition, any of our current or future competitors may be acquired by, receive investments from or enter into strategic relationships with larger and more well established financed companies and therefore may be able to obtain significantly greater financial marketing, game licensing and development resources than we can.

Furthermore, compared with the online or console game genres, the mobile game market has relatively low barriers to entry because development of a mobile game requires relatively less time and personnel, due to the limitations of the devices on which mobile games are played such as screen size and processing power. Moreover, development tools for mobile games are easier to obtain and use, and open marketplaces, such as the Google Play Store and Apple’s App Store, enable developers to easily distribute mobile games to a large global audience. Global game engine companies are also offering game developers support programs to lower the barrier to entry. Therefore, we expect the number of mobile game developers to continually increase in the future and competition to become more intense. See ITEM 4.B. “BUSINESS OVERVIEW—COMPETITION”.
To continue to be successful, we must leverage the global connectivity and distribution of mobile platforms and our relationships with mobile platform providers, which in many cases have the unilateral ability to amend their policies and terms and conditions for applications and developers.
Our mobile games increasingly leverage the global connectivity and distribution of mobile platforms including Apple’s App Store for iOS devices and the Google Play Store for Android devices. Our games are distributed on these platforms and the virtual items we sell in our games are purchased using the payment processing systems of these platform providers. In 2024, 69.6% of our revenues were generated through third-party mobile platforms. We are subject to the standard policies and terms of service of these third-party platforms, which govern the promotion, distribution and operation of games on the platform. Such policies can be changed by the platform providers, in their sole discretion, at any time. Such changes may decrease the visibility or availability of our games, limit our distribution capabilities, prevent access to our existing games, and reduce revenue we may recognize from in-game purchases, increase our costs to operate on these platforms or result in the exclusion or limitation of our games on such third-party platforms. Any such changes could significantly harm our business in both the short-term and long-term. If we violate, or a platform provider believes we have violated, the terms of service for a platform, our access to the platform could be limited or discontinued, which may materially and adversely affect our business.
We also rely on the continued functionality of the Apple App Store and the Google Play Store. If our players or potential players are not able to access our games through these platforms or encounter difficulties in doing so, we may lose players, resulting in decreased revenue. The level of service provided by these storefronts may also impact users’ purchase and usage of and satisfaction with virtual goods or game money and adversely affect our business and profitability. Further, in the past, these digital storefronts have experienced interruptions in service or issues with their in-app purchasing functionality. If these types of interruptions were to occur regularly or on a prolonged basis, or other similar issues arise that impact our ability to generate revenues from these storefronts, our business, financial condition and results of operations may be materially and adversely affected.
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

If our partners or the joint ventures and partnerships in which we and our partners have invested or companies acquired by us are unable to manage their investments, develop promising online and/or mobile games or market or operate commercially successful online and/or mobile games, such joint ventures and partnerships or companies will be unable to attain their investment, development or other business objectives, which may materially and adversely affect the value of our investments and commitments and have a material adverse effect on our business, financial condition and results of operations.
We publish games developed by third parties, which exposes us to a number of potential operational, legal and reputational risks.
In 2024, we derived 81.5% of our revenues from online games and mobile games developed by third-party developers. Of this, 63.4% came from mobile games developed by our former key third-party developer Dream Square, either by itself and through subcontracting to certain third parties, including X.D. Network Inc. (“Xindong”) and Shanghai Rexue Network Technology Co., Ltd., with each of whom we now have a direct contractual relationship). Under our license agreements for these games, we rely on such third-party developers to provide game updates, enhancements and new versions, provide materials and other assistance in promoting the games and resolve game programming errors and issues with intrusions. In particular, our key mobile game, Ragnarok M: Eternal Love, which represented 10.6% of our total revenues in 2024, was developed by Dream Square (by itself and through subcontracting to certain third parties), as is the case of Ragnarok Origin and Ragnarok X: Next Generation, which represented 42.1% and 10.6% respectively, of our total revenues in 2024.
Any failure of third-party developers to provide game updates, enhancements and new versions that are appealing to game players in a timely manner, or to provide assistance that enables us to effectively promote the games, could adversely affect the gaming experience of our game players, damage our reputation or shorten the life span of those games. This could result in a loss of players, accelerated amortization of the license fees we have paid for those games or decreased revenues from those games. Since July 2017, Dream Square has provided technical assistance for certain games, either directly or through subcontractors. Services by Dream Square in Southeast Asia and Taiwan, Hong Kong and Macau for Ragnarok X: Next Generation, developed by Dream Square, will be provided until April 2026, subject to a one-year extension thereafter, and services for the same game in Japan will be provided in Japan until November 2026, also subject to a one-year extension. See ITEM 4.A. “INFORMATION ON THE COMPANY – HISTORY AND DEVELOPMENT OF THE COMPANY”. We are in discussions with other prospective service partners regarding arrangements for our games following their current service terms, including those games provided by Dream Square. Any agreement with new publishing or technical service partners for our games could be on terms that are less favorable than those under the current terms with Dream Square, and we cannot provide any assurance that any change in publishing or technical service partners will not impact our ability to effectively promote the games or the game-playing experience of our game players.
Publishing games developed by third parties also exposes us to a number of potential operational, legal and reputational risks. For example, we may be required to provide third-party developers with upfront license fees or non-

recoupable minimum guaranteed royalties in order to obtain the rights to publish their games, and we may incur significant marketing costs for these games before or after they have been commercially launched. We must often make such commitments and investments without knowing whether the games we are licensing or jointly developing will be successful and generate sufficient revenues to enable us to recoup our costs or for the games to be profitable. In addition, if any of the games created by third-party developers with which we work infringe intellectual property owned by others, or otherwise violate any third party’s rights or any applicable laws and regulations, such as laws with respect to data collection and privacy, we would be exposed to potential legal risks by publishing these games, which could adversely affect our reputation and business. Further, should one of the companies with whom we do business become the subject of any negative attention, reports, publicity or media, our business and reputation may be harmed.
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
•any disruptions, failures or unscheduled service interruptions with data center hosting facilities managed by third-party service providers, which may be due to unforeseen events that are beyond our control or the control of our third-party service providers;
•any disruption or failure in the national or international backbone telecommunications network, which would prevent users in certain countries in which our games are distributed from logging onto or playing our games for which the game servers are located in such countries; and
•any security breach caused by hacking, loss, or corruption of data or malfunctions of software, hardware, or other computer equipment and the inadvertent transmission of computer viruses.

“Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. For example, in April 2024, we experienced an incident in which unauthorized users accessed or attempted to access our database through structured query language (SQL) injection vulnerabilities intending to leak our users' personal information stored in the database. In response, we took immediate remedial actions such as changing the password for the database, removing the malicious codes identified and adopting a tool that enables the detection of abnormal queries. No personal information was compromised as a result of these incidents. We have taken steps to ensure these security vulnerabilities have been patched in our systems, but we cannot guarantee that all vulnerabilities have been patched in every system upon which we are dependent or that additional critical vulnerabilities will not be discovered by hackers in the future. While these past incidents have not materially disrupted or damaged our systems or platforms or the performance of our business, there is no assurance that we can anticipate all evolving future attacks, viruses or intrusions, implement adequate preventative measures or remediate any security vulnerabilities. Any mitigation or remediation efforts we may have to undertake in the future in response to any such attacks may also require the attention of management and expenditures of significant capital and human resources, which can result in a significant financial impact on our operations and financial results. In addition, we cannot ensure that any measures we take against hacking will be effective. A computer security breach could significantly damage our reputation and materially and adversely affect our business and we could be exposed to a risk of loss, litigation and regulatory proceedings.

We host our servers at third-party data centers located in the U.S., Indonesia, Korea, Taiwan and Thailand. Given that we lease these data center spaces from third-party data center providers, we do not control the operations of these third-party facilities. Consequently, we have been, and may continue to be, subject to service disruptions, failures, unscheduled service interruptions or failures to provide adequate support for reasons which are beyond our control or the control of our third-party service providers. All of our data center facilities and network infrastructure are vulnerable to damage or interruption from a variety of sources including earthquakes, floods, fires, power loss, system failure, computer vulnerabilities, physical or electronic break-ins, human errors, malfeasance, or interference, including by employees, former employees, or contractors, terrorism and other catastrophic events. For example, on December 2, 2021, a fire broke out at our third-party data center hosting facility in Indonesia, IDC Indonesia, which services PT Gravity Game Link (“Gravity Game Link”), our 70%‑owned subsidiary in Indonesia. Although basic network infrastructure such as web servers, mails and virtual private networks (VPN) was restored within 48 hours and all other services including download servers were restored on the third day after the fire, we experienced a temporary disruption in our services during this period due to continued outages. While all our data and servers were fully restored after the incident, and this incident did not result in a material adverse impact on our operating results, there can be no assurance that any such incidents, which could cause an interruption in our services, will not occur again. In addition, global climate change is expected to result in certain natural disasters occurring more frequently or with greater intensity, such as tsunamis, cyclones, typhoons, drought, wildfires, sea-level rise, heavy rains and flooding. Any such disaster or series of disasters in areas where we have data centers, such as the U.S., Indonesia, Korea, Taiwan and Thailand, could significantly disrupt our operations and have a material adverse effect on our business, results of operations and financial condition. For example, a significant portion of our data centers and operations are located in Korea. A natural disaster, fire, earthquake, volcanic activity, tsunami, power interruption, work stoppage, outbreaks of pandemics or contagious diseases (such as the COVID-19 pandemic) or other calamity in Korea would significantly disrupt our ability to deliver our services and operate our business. The disaster recovery arrangements and data redundancy plans of our Company and our third-party service providers may not be adequate to account for disasters or similar events that may occur in the future and may not effectively permit us to continue operating in the event of any problems with respect to our systems or those of our third-party data centers or any other third-party facilities. If any such event were to occur to our business, our operations could be impaired and our business, financial condition and results of operations may be materially and adversely affected.

We have been, may continue to be, subject to denial of service attacks that have caused, and could cause, portions of our network to be inaccessible for limited periods of time. For example, in March 2022, we experienced a distributed denial of service (“DDOS”) attack on the Amazon Web Services cloud platform, which we use for the Ragnarok Online service in Malaysia, Singapore and the Philippines. While this attack caused our service to be unstable intermittently for a period of two weeks, we were able to mitigate the attack by subscribing to AWS Shield, a DDOS protection service and taking preventive measures. In September 2022, another DDOS attack occurred on the network of IDC Korea, our third-party data center hosting facility in Korea, resulting in the server becoming inaccessible. We restored access to the server within 24 hours and took remedial actions including changing the Canonical NAME (CNAME) record in the Domain Name System (DNS) and adopting Cloudflare’s solution. Although the attacks we have experienced did not cause material losses or damages, we cannot ensure that any protective measures we have implemented, including those by our third-party service providers, will be adequate or effective against future hacking efforts and that any such attacks in the future will not have a material adverse effect on our business, results of operations, financial condition, reputation or prospects.
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

We collect, process, store and transmit personal information of game users worldwide for our global game service. Our business may be subject to a number of federal, state, local and foreign laws and regulations governing data privacy and security, including with respect to the collection, processing, storage, use, transmission and protection of personal information and other consumer data on the Internet and mobile platforms, the scope of which are continually changing and subject to differing interpretations and may be inconsistent among countries or otherwise in conflict with other laws or regulations. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other laws or regulations or our practices. Additionally, the failure to prevent or mitigate the loss of personal information data or other game user data, including as a result of breaches of our vendors’ technologies and systems, could expose us or our game users to a risk of loss or misuse of such information. Any such failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to players or other third parties or our privacy-related legal obligations, including without limitation any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other player data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our players to lose trust in us, which may have an adverse effect on our business, reputation and results of operations. See ITEM 4.B. “BUSINESS OVERVIEW—LAWS AND REGULATIONS” for a detailed discussion regarding laws of Korea, Taiwan, Thailand, the Philippines, Japan and the United States that may materially impact our operations.
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
Since the commercialization of Ragnarok Online in August 2002, we have discovered that the server‑end software of Ragnarok Online has been unlawfully released on a consistent basis in most of the countries and markets in which Ragnarok Online has been offered. This enables unauthorized parties to set up local server networks to operate Ragnarok Online, which may result in the diversion of a significant number of paying users. We designate certain employees to be responsible for detecting such illegal servers. In Korea, we report offenders to the relevant enforcement authority for possible prosecution relating to crimes on the Internet. In markets outside of Korea, we cooperate with and rely on our licensees to seek enforcement actions against operators of illegal servers. For example, in December 2007 and June 2008, Gravity Interactive, Inc. (“Gravity Interactive”), our wholly-owned subsidiary in the United States, which manages Ragnarok Online game operations in the United States, petitioned the Federal Bureau of Investigation for remission or mitigation of forfeiture of the property of two illegal server operators of Ragnarok Online, which property was deemed proceeds of copyright infringement violations by the illegal server operators, and US$ 154,674.73 was returned to Gravity Interactive in April 2011. In April 2022, Gravity filed a claim against an operator of an illegal server of Ragnarok Online in the United States District Court for the Central District of California. The court held in favor of Gravity finding that the illegal server operator infringed Gravity’s copyrights and, as a result, the server in question closed its operations in July 2023. We may incur considerable costs in the future in order to remedy software piracy of our server software and enforce our rights against the operators of unauthorized server networks.
The validity, enforceability, enforcement mechanisms and scope of protection of intellectual property in Internet‑related industries are uncertain and evolving. In particular, the laws and enforcement regimes of Korea, Japan, Taiwan, the Philippines, China, Thailand and certain other countries in which our games are distributed are uncertain or may not protect intellectual property rights to the same extent as do the laws and enforcement procedures of the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Such litigation could result in substantial costs and diversion of our resources, disruption of our business and have a material adverse effect on our business, prospects, financial condition and results of operations.
We may be subject to claims with respect to the infringement of intellectual property rights of others, which could result in substantial costs and diversion of our financial and management resources.
We cannot be certain that our online and mobile games do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. We have in the past been, and may in the future become, subject to legal proceedings and claims from time to time relating to the intellectual property of other parties. For example, in November 2010, Gravity Interactive, which manages Dragonica game operations under the name Dragon Saga in the United States and Canada, THQ*ICE LLC, the former game distributor of Dragonica in the United States and Canada, and THQ Inc., the former joint venture partner of THQ*ICE LLC, were accused of trademark infringement. The owner of the registered trademark of Dragonica in the United States filed a lawsuit with the United States District Court for the Southern District of Florida seeking damages and any profits and gains to the defendants through the alleged trademark infringement. The lawsuit was settled in March 2012. If we are found to have violated the intellectual property rights of other parties, we may be enjoined from using such intellectual property rights, be required to pay penalties and fines and pay for the unauthorized use of such intellectual property and may need to incur additional license fees or be forced to develop alternative technology or obtain other licenses. We may incur substantial expenses in defending against these third-party infringement claims, regardless of their merit. In addition, a certain number of our employees were recruited from other online and mobile game developers, including current and potential competitors. To the extent these employees have been and are involved in the development of our games that are similar to the games they helped develop at their former employers, we may become subject to claims that we or such employees have improperly used or disclosed trade secrets or other proprietary information. Although we are not aware of any pending or threatened claims of this type, if any such claims were to arise in the future, litigation or other dispute resolution procedures might be necessary to retain our ability to offer our current and future games, which could result in substantial costs and diversion of our financial and management resources.
Successful infringement or licensing claims against us may result in substantial monetary damages, which may materially disrupt our business operations and have a material adverse effect on our reputation, business, financial condition and results of operations.
Our products and services, including those involving play-to-earn (“P2E”) features and non-fungible tokens (“NFT”), may subject us to additional regulatory requirements in the future, which may be costly and difficult to comply with, adversely affect our business, and pose other potential risks to our business.

Our licensee currently offers the market NFT items created using our game contents, and we will continue to develop and launch games integrated with P2E and NFT elements. For example, users of the Sand Box can purchase certain virtual items as NFTs, using Ragnarok Online IP, on the Sandbox Platform, which they can in turn use in their virtual land. Furthermore, the P2E game we are developing allows users to earn rewards through game play, which can be exchanged for certain types of cryptocurrency trading on cryptocurrency exchanges. We may become subject to regulatory requirements in the future in Korea and other countries for providing such products and services.

Governments of different countries have responded differently to cryptoassets (including cryptocurrency and NFTs). Governments of various countries may adopt laws, regulations or policies that could adversely affect P2E or NFT by restricting rights to acquire, own, hold, sell, use or trade cryptoassets or to exchange them for fiat currency. In addition, there is significant uncertainty regarding the tax treatment of cryptoassets. We cannot rule out the possibility that such restrictions and uncertainties could have a material adverse effect on our ability to pursue P2E, NFT and/or adjacent business, financial condition and the results of operations.

Furthermore, our P2E and NFT-related businesses may be subject to cybersecurity risks. We cannot rule out the possibility that such risks become materialized affecting our business, financial condition and the results of operations.

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
We cannot assure you that we will be successful in implementing any of these strategies. A certain number of our strategies relate to new services or products for which there are no established markets, or in which we lack experience and expertise. If we are unable to successfully implement our growth and profit improvement strategies, our revenues, profitability and competitiveness may be materially and adversely affected.
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
In the course of launching and operating online games, including the release of updates and expansion packs to existing games, certain game features may periodically be introduced, changed or removed. We cannot assure you that the introduction, change or removal of any game feature will be well-received by our game players, who may decide to reduce or eliminate their playing time in response to any such introduction, change or removal. As a result, any introduction, change, or removal of game features may adversely impact our business, financial condition and results of operations.
We believe that we were a PFIC for taxable years 2008 through 2016 and 2022 through 2024, and we may be a PFIC in future years. As a result of being a PFIC in 2024 and prior years, and because of the possibility that we may have been a PFIC for taxable years 2017 through 2021, and may be a PFIC in future taxable years, U.S. investors could be subject to adverse U.S. federal income tax consequences.
The rules governing PFICs can have adverse consequences for U.S. investors for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. As discussed in ITEM 10.E. “TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS,” we believe that we were a PFIC for the taxable years 2022 to 2024 and for taxable years 2008 through 2016 (though we believe we may not have been a PFIC for taxable years 2017 through 2021), and we may be a PFIC in future years. The determination of whether we are a PFIC must be made annually after the end of each taxable year, and our PFIC status for each taxable year will depend on particular facts and circumstances (such as the composition of our income and assets, and the valuation of our assets, including goodwill and other intangible assets, which may be determined by reference to the market price of our ADSs, which has fluctuated and may continue to fluctuate significantly over time) and may be affected by differing interpretations of the PFIC rules. In light of the foregoing, no assurance can be provided that we were not a PFIC for the taxable years 2017 through 2021 or that we will not become a PFIC in the current year or any future taxable year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for our past, current or future taxable years. Furthermore, if we are treated as a PFIC, and one or more of our subsidiaries are also treated as PFICs, U.S. Holders will be subject to the PFIC rules with respect to their indirect interests in those subsidiaries and will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. Accordingly, U.S. Holders should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.
If we are characterized as a PFIC for any taxable year, and a U.S. Holder (as defined in ITEM 10.E. “TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS”) held our ADSs or common shares during such taxable year, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding taxable years during which the U.S. Holder holds ADSs or common shares, even if we cease to meet the requirements for PFIC status. In such case, U.S. Holders of our common shares and ADSs would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements under U.S. federal income tax laws and regulations. Whether U.S. Holders of our common shares or ADSs make (or are eligible to make) a timely qualified electing fund, or QEF, election or a mark-to-market election may affect the U.S. federal income tax consequences to U.S. Holders with respect to the acquisition, ownership and disposition of our common shares and ADSs and any distributions such U.S. Holders may receive. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a QEF election if we are classified as a PFIC. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our common shares and ADSs.
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
We held a total of Won 7,057 million (US$ 4,775 thousand) in intangible assets (comprising software, industrial property rights and other intangible assets) as of December 31, 2024. See Note 9 to our consolidated financial statements included in this Annual Report. We test indefinite‑lived intangible assets at least annually for impairment, and more frequently if an event occurs or circumstances change so that the carrying amount may not be recoverable. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by our management. If such an adverse event occurs and has the effect of changing one of the critical assumptions or estimates related to the fair value of our intangible assets, an impairment charge could result. For example, in 2024, 2023 and 2022, we recognized impairment loss on intangible assets of Won 615 million in relation to the games Mirren: Millennium Tour and Generation Zombie, Won 1,531 million in relation to the games WITH: Whale In The High and Lost Saga and Won 293 million in relation to the games Tera Classic and CPBL Baseball, respectively, and we have recognized other similar impairment losses during the past several years.
There can be no assurance that future reviews of intangible assets will not result in significant impairment charges. Although it does not affect cash flow, an impairment charge does have the effect of decreasing our earnings, assets and shareholders’ equity.
The value of our deferred tax assets could become impaired, which could materially and adversely affect our results of operations.
As of December 31, 2024, we had approximately Won 5,617 million (US$ 3,801 thousand) in net deferred tax assets. See Note 19 to our consolidated financial statements included in this Annual Report. These deferred tax assets include net operating loss carryforwards, tax credit carryforwards and temporary differences that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. Each year, we determine the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, historical operating results and expectations of future earnings. If we determine in the future that there is not sufficient positive evidence to support the valuation of these assets, due to the risk factors described herein or other factors, we may be required to further adjust the probability of realization to reduce our deferred tax assets. Such a reduction could result in material non-cash expenses in the period in which the probability of realization is adjusted and could have a material adverse effect on our results of operations.
RISKS RELATING TO OUR COMPANY STRUCTURE
GungHo, the licensee of our games in Japan, is our majority shareholder, which gives them control of our board of directors.
Since April 1, 2008, GungHo has been our largest shareholder and beneficially owns, as of the date hereof, 59.3% of our common shares. As a result, GungHo is able to exert significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, including acquisitions, divestitures, strategic relationships and other matters, and may also exert significant control over decisions related to the status of our ADSs being eligible for quotation and trading on the NASDAQ Global Market. In addition, as GungHo is also an online and mobile game developer, there may be conflicts of interest. For instance, GungHo may lead our management with strategies and efforts which benefit itself, its affiliates and their respective shareholders to the detriment of our other shareholders. GungHo may also compete directly or indirectly against us for users and customers or increased market share for its games. GungHo is also currently the licensee of Ragnarok Online, Ragnarok M: Eternal Love, Ragnarok Origin and Ragnarok X: Next Generation in Japan. Furthermore, five of our Executive Directors, Mr. Hyun Chul Park, Mr. Yoshinori Kitamura, Mr. Kazuki Morishita, Mr. Kazuya Sakai and Mr. Koji Yoshida currently serve as General Manager, Director and Executive General Manager, President and Chief Executive Officer, Chief Financial Officer and Director, and Executive General Manager, Chief Customer Officer, Chief Crisis Management Officer and Director, respectively, of GungHo, and there may be conflicts of interest in the decisions made by the Board of Directors of Gravity (the “Board of Directors”) and senior management. See ITEM 7.B. “RELATED PARTY TRANSACTIONS—Relationship with GungHo Online Entertainment, Inc.”
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
The regulatory and legal regimes in many of the countries in which our games are distributed have yet to establish a sophisticated set of laws, rules or regulations designed to regulate the online and mobile game industries. However, in many of our principal markets, such as Thailand, Taiwan, Korea, Japan, the United States and the Philippines, legislators and regulators have implemented or indicated their intention to implement laws, rules and regulations with respect to issues such as user privacy, defamation, pricing, advertising, taxation, foreign ownership limitations, promotions, financial market regulation, consumer protection, content regulation, quality of products and services, export controls, sanctions and intellectual property ownership and infringement that may directly or indirectly impact our activities. The impact of such laws, rules and regulations on our business and results of operations is difficult to predict as many such laws, rules and regulations are constantly changing. However, as we might unintentionally violate such laws, rules and regulations, or they may be modified, and new laws, rules and regulations may be enacted in the future, any such developments, or developments stemming from enactment or modification of other laws, rules or regulations, could increase the costs of regulatory compliance, force changes in business practices or otherwise have a material adverse effect on our business, financial condition and results of operations. Further, if the cost of regulatory compliance increases for our licensees as a result of regulatory changes, our licensees may seek to reduce royalties and license fees payable to us, which may materially and adversely affect our business, financial condition and results of operations. See ITEM 4.B. “BUSINESS OVERVIEW—LAWS AND REGULATIONS” for a discussion regarding the laws of Thailand, Taiwan, Korea, Japan, the United States and the Philippines that may materially impact our operations.
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
Restrictions and controls on currency exchange in Korea and in certain countries in which our games are distributed may limit our ability to effectively utilize revenues generated in Won to fund our business activities outside Korea or expenditures denominated in foreign currencies and may limit our ability to receive and remit revenues effectively.
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
We may be subject to income tax withholding in countries where we derive revenues. Such withholding is made by our overseas licensees at the current withholding rates in such countries. To the extent Korea has a tax treaty with any such country, the withholding rate prescribed by such tax treaty will apply. Under the Corporate Income Tax Law of Korea, we are entitled to and recognize a capped foreign tax credit computed based on the amount of income taxes withheld overseas when filing our corporate income tax return in Korea. Accordingly, the amount of taxes withheld overseas may be offset against taxes payable in Korea.
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
Changes in tax laws, regulations or interpretations thereof, including changes to tax rates, may adversely affect our financial statements and tax position.

New income or other tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws and regulations could be interpreted, modified or applied adversely to us. Significant judgment is required in determining our worldwide provision for income and other taxes. Although we believe that we have adequately assessed and accounted for our potential tax liabilities, and that our tax estimates are reasonable, there can be no certainty that additional taxes will not be due upon audit of our tax returns or as a result of changes to the tax laws and interpretations thereof.

In 2021, the Organization for Economic Co-operation and Development (the “OECD”) released Pillar Two model rules defining the global minimum tax rules, which contemplate a jurisdictional 15% minimum tax rate. The OECD continues to release additional guidance on these rules and the framework calls for law enactment by local countries to take effect in 2024 or 2025. These changes, when enacted by various countries in which we do business, may increase our taxes in these countries. South Korea has enacted legislation to implement the OECD framework including the Income Inclusion Rule (the “IIR”) which may impose additional reporting and compliance obligations to our group effective from January 1, 2024 and the Under-taxed Profit Rules (the “UTPR”), which may impose additional reporting and compliance obligations to our group effective from January 1, 2025. We are continuing to monitor legislative developments and are in the process of evaluating the potential impact of Korea and other legislation on our taxes. Changes to tax law or administration such as these, whether at the state level or the international level, could increase our tax administrative costs and tax risk, and negatively affect our overall business, results of operations, financial condition and cash flows. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business.
RISKS RELATING TO OUR MARKET ENVIRONMENT
Our businesses and partnerships may be affected by geopolitical tensions between China and the United States.

In recent years, there has been a deterioration in the relationship between China and the United States, which has resulted in intense potential conflicts between the two countries in trade, technology, finance and other areas, and this has led to greater uncertainties in the geopolitical situations in other parts of the world affecting China, Chinese companies and companies that have business relationships with Chinese companies. For example, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of Chinese technology companies. The United States has also threatened to impose further sanctions, trade embargoes and other heightened regulatory requirements. Most recently, President Biden issued Executive Order 14034 on June 9, 2021 authorizing the Secretary of Commerce to evaluate transactions involving apps designed, developed, manufactured or supplied by “foreign adversaries” that may present national security concerns, particularly with regard to access by persons owned, controlled or subject to the jurisdiction of “foreign adversaries,” including China.
Revenue originating from the United States represented approximately 6.9% of our 2024 revenue. In addition, we maintain agreements with Chinese entities for distribution of our products in China and elsewhere in Asia. Accordingly, any further deterioration of US-China relations or further sanctions involving Chinese companies with whom we may do business may be detrimental and have an adverse impact on our business.
Our businesses may be adversely affected by developments affecting the economies of the countries in which our games are distributed.
Our future performance will depend in large part on the economic growth of our principal markets. Our top geographic markets in terms of 2024 revenues were Taiwan, Thailand, the Philippines and Korea representing 22.8%, 12.3%, 11.8% and 10.6%, respectively, of our total revenues in 2024. Accordingly, our business, prospects, financial condition and results of operations are subject to the economic, political, legal and regulatory conditions and developments in these countries and markets. Adverse economic developments in such markets may have an adverse effect on the number of our users and our revenues and have a material adverse effect on our results of operations.
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
In addition to the above factors, adverse economic developments may be a result of a multitude of factors, including, but not limited to, turmoil in the credit and financial markets, concerns regarding the stability and viability of major financial institutions, declines in gross domestic product, increases in unemployment, volatility in commodity prices and worldwide stock markets, higher interest rates, potential governmental shutdowns, natural catastrophes, pandemics or other public health crises, warfare, the wars between Russia and Ukraine or Israel and Hamas, and the overall volatility and violence in the Middle East and North Africa, inflation, excessive government debt and disruptions to global trade or tariffs. The severity and length of time that a downturn in economic and financial market conditions may persist, as well as the timing, strength and sustainability of any recovery, are unknown and are beyond our control.
Fluctuations in exchange rates could result in foreign currency exchange losses.
In most of the countries in which our games are distributed, the revenues generated by our overseas licensees or subsidiaries are denominated in local currencies, which include, among others, the NT dollar, the Japanese Yen, the

U.S. dollar, the Euro, the Thai Baht and the Chinese Yuan. In 2024, approximately 89.4% of our revenues were denominated in currencies other than Won, primarily in the NT dollar, the Thai Baht, the Philippine Peso, the U.S. dollar and the Indonesia Rupiah. As the revenues denominated in currencies other than the U.S. dollar, the Japanese Yen and the Euro are converted into the U.S. dollar for remittance of monthly royalty payments to us, any depreciation of the local currencies against the U.S. dollar will result in reduced license fees and monthly royalty payments in U.S. dollar terms and may materially and adversely affect our financial condition and results of operations.
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
As of December 31, 2024, we have not entered into any outstanding foreign currency forward exchange contract. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost‑effective manner, or at all.
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
Although we have determined that our internal control over financial reporting was effective as of December 31, 2024, we may in the future determine that we have a material weakness in our internal controls over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results in a timely manner or prevent errors or fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to loss of investor confidence in the reliability of our consolidated financial statements and could result in investigations or sanctions by the SEC, NASDAQ or other regulatory authorities or in stockholder litigation. Any of these factors could ultimately harm our business and could adversely impact the market price of our ADSs. See ITEM 15. “CONTROLS AND PROCEDURES.”

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
We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary, for registration fees, facsimile costs, delivery charges or similar items or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If you do not agree with an amendment to the deposit agreement or the ADRs, your option is limited to selling the ADSs or withdrawing the underlying securities. No assurance can be given that the sale of ADSs would be made at a price satisfactory to you in such circumstances. In addition, the common shares underlying the ADSs are not listed on any stock exchange in Korea. Your ability to sell the underlying common shares following withdrawal and the liquidity of the common shares may be limited.
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
In January 2015, we entered into a development agreement with Dream Square to develop and distribute in China two mobile games based on the contents of Ragnarok Online. This agreement was amended on March 25, 2016, to grant Dream Square an exclusive right to develop mobile games and web games based on the contents of Ragnarok Online and distribute such games in China for five years from the date of the amendment. Gravity retained the distribution rights in certain territories other than China. Under the terms of this agreement, the Company has a right to collect royalties that exceed the minimum guaranteed advance payment. Following the agreement, Dream Square developed and we launched six mobile games – RO: Idle Poring, Ragnarok R, Ragnarok M: Eternal Love, Ragnarok H5, Ragnarok Origin and Ragnarok X: Next Generation – based on the contents of Ragnarok Online in September 2017, February 2017, October 2017, September 2019, July 2020 and October 2020, respectively. We also launched these games in various markets including Taiwan, Korea, Japan, Europe, the United States and Canada, Southeast Asia, North, Central and South America, Oceania and China.
In July 2017, we further entered into a PTSA with Dream Square, pursuant to which Dream Square would provide technical assistance and profits would be shared. This agreement was amended in September 2018, October 2018, October 2019 and October 2020, to clarify certain technical assistance expenses and profit sharing proportions. The PTSA, as amended, specified that Gravity retains the distribution rights of the games developed in conjunction with Dream Square (with or without any co-developer) in Korea, Taiwan, Hong Kong and Macau, and globally (except for China, where the distribution rights are licensed to Xindong). The final amendment of the PTSA expired on March 24, 2021 and we do not intend to renew or further extend the PTSA. Dream Square will continue to provide services for any games it developed that were launched prior to the expiration of the PTSA, pursuant to the terms of a separate service agreement. Services for Ragnarok X: Next Generation in Southeast Asia, Taiwan, Hong Kong and Macau will be provided until June 2026, subject to a one-year extension thereafter. Services for Ragnarok X: Next Generation in Japan will be provided until November 2026, also subject to a one-year extension. We are in discussions with other prospective service partners regarding arrangements for these games following their current service terms.
Each of Ragnarok Online, Ragnarok: Dawn (tentative English title), Ragnarok: Back to Glory (Ragnarok: Rebirth) and PROJECT ABYSS received International Standard Book Number (ISBN) codes from the Chinese government in February 2024, June 2024, December 2024 and January 2025, respectively.
Recent developments relating to our organizational structure include the establishment of Gravity Game Unite Sdn. Bhd., a wholly-owned subsidiary in Malaysia ("Gravity Game Unite") in March 2025. Gravity Game Unite offers our games in Malaysia.
Our registered office is located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea. Our telephone number is (822) 2132‑7000. Our main Web site is at http://www.gravity.co.kr. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. That address is http://www.sec.gov.
ITEM 4.B. BUSINESS OVERVIEW
OVERVIEW
Gravity is an online and mobile games developer and publisher based in Korea. We generate revenue from online games, mobile games and other sources (including character based merchandise and animation). Our historical principal product, Ragnarok Online, is an online game available in 91 markets. Revenues from Ragnarok Online decreased in 2024, representing 14.2% of our total revenues for the year ended December 31, 2024, compared to 10.7% of our total revenues in 2023. This decrease was primarily due to decreased revenue from Ragnarok Online in Thailand and Taiwan in 2024, as discussed below.
Our focus on mobile games has increased in recent years, and mobile games represented 81.0% of our total revenues for the year ended December 31, 2024. Our principal mobile games, Ragnarok Origin, Ragnarok X: Next Generation, Ragnarok M: Eternal Love and THE RAGNAROK (Ragnarok: Novice Hearts) accounted for 42.1%, 10.6%, 10.6% and 10.7%, respectively, of our total revenues for the year ended December 31, 2024. In 2023, Ragnarok Origin accounted for 62.3% of our total revenues. We intend to continue to diversify our product offering by developing online and mobile games in-house or through outsourcing as well as publishing additional games developed by third parties.
Our main geographic markets in terms of revenues for the year ended December 31, 2024, were Taiwan, Thailand, the Philippines, Korea, and the United States.
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
(6)Requiem Online was relaunched globally on August 25, 2022.

(7)R.O.S.E. Online was relaunched on December 13, 2022.
(8)Ragnarok Landverse was initially launched by a licensee in Southeast Asia (excluding Thailand and Indonesia), South America, Middle East, India, Africa and Oceania in September 2023, and also launched by a licensee in Thailand on July 12, 2024. Ragnarok Landverse Genesis, a new global server integrated with the RONIN platform, was launched by licensee globally on March 29, 2025.

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
Ragnarok Online was first commercially launched in August 2002 and, as of March 31, 2025, was commercially offered in 91 markets. See ITEM 4.B. “BUSINESS OVERVIEW—OUR MARKETS—Online Games.” Ragnarok Online represented 14.2% of our total revenues or Won 71,343 million (US$ 48,275 thousand) in 2024, compared with 10.7% of our total revenues or Won 77,660 million in 2023. Gravity, either directly or through a subsidiary, operates Ragnarok Online in each geographic market other than Japan, Vietnam, Europe, Russia/CIS and China, where a third-party licensee operates the game. In markets where we or our subsidiary operate Ragnarok Online, our revenues are generated through micro-transaction revenue, and in markets where a third-party licensee operates the game, our revenues are generated through royalties or licensing fees.
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
The table below provides, for the periods indicated, the peak concurrent users and average concurrent users of Ragnarok Online since the first quarter of 2022, in each of our principal markets for Ragnarok Online.

		1Q 25	4Q 24	3Q 24	2Q 24	1Q 24	4Q 23	3Q 23	2Q 23	1Q 23	4Q 22	3Q 22	2Q 22	1Q 22
Japan	PCU(1)	6,533	7,104	6,890	6,884	7,346	7,367	6,931	9,229	7,352	9,424	9,209	8,772	6,920
	ACU(2)	2,861	3,077	3,190	3,019	3,618	3,255	3,041	2,917	3,371	3,651	2,769	3,015	3,010
Korea	PCU	5,547	7,101	7,291	8,544	6,421	8,185	8,212	5,305	6,926	6,843	8,346	6,968	5,697
	ACU	2,624	4,317	3,910	4,694	5,072	4,841	4,473	3,302	3,998	3,694	4,856	3,267	3,293
Thailand(3)	PCU	8,464	9,487	12,265	15,258	8,937	9,229	11,285	11,158	13,010	12,642	11,963	14,722	13,261
	ACU	3,678	4,479	5,252	6,199	5,588	4,291	4,024	5,113	5,787	4,879	5,400	5,619	5,627
USA/ Canada	PCU	2,053	2,192	2,217	2,177	2,087	2,082	2,078	2,016	1,860	1,824	1,539	1,669	1,839
	ACU	1,733	1,853	1,828	1,775	2,048	1,772	1,668	1,384	1,340	1,309	1,112	1,124	1,183
Taiwan/ Hong Kong/ Macau	PCU	14,731	16,460	16,156	17,341	21,858	22,329	19,256	19,317	16,702	25,609	21,648	24,316	22,490
	ACU	9,075	9,634	9,605	10,290	9,852	13,075	11,698	10,587	10,243	13,815	13,033	15,082	12,418
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
The following table provides a breakdown of the revenues generated by Ragnarok Online in certain key markets for the periods indicated:

Revenue Type	Country	2024	2024(1)		2023	2022
		(In millions of Won and thousands of US$)
Online games—micro-transaction revenue	Thailand(2)	₩ 24,095	US$	16,304	₩ 29,168	₩ 29,657
	Taiwan/Hong Kong/Macau	21,157	14,316		25,799	35,319
	Korea	7,082	4,792		6,822	5,810
	The United States/Canada(3)	4,530	3,065		3,528	2,035
	Brazil	2,072	1,402		2,204	1,681
	Philippines(4)	926	627		828	2,512
	Other	679	460		663	1,015
	Subtotal	60,541	40,966		69,012	78,029

Online games—royalties and license fees	Japan	7,813	5,287		7,833	7,611
	China	2,479	1,677		434	586
	Other	510	345		381	517
	Subtotal	10,802	7,309		8,648	8,714
	Total	₩ 71,343	US$	48,275	₩ 77,660	₩ 86,743
__________________
Notes:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,477.86 to US$ 1.00, the noon buying rate in effect on December 31, 2024, as certified by the Federal Reserve Bank of New York for customs purposes.
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
(3)Includes subscription and other types of game revenues managed by Gravity Interactive and generated in countries other than the United States and Canada. Such revenues from other countries constitute an immaterial portion of the revenues recorded as micro-transaction revenues from the United States and Canada.
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
On September 26, 2024, we signed an amendment to the Agreement on Ragnarok Game Services and Related Matters, dated January 22, 2003, with Mr. Myoung‑Jin Lee, the creator of the original “Ragnarok” cartoon series. This amendment extends the term of the agreement until 2063 and aims to maintain a continuous cooperative relationship with Mr. Lee (such agreement, as amended, the “Ragnarok Game Development Agreement”). Pursuant to the Ragnarok Game Development Agreement, we acquired from Mr. Lee the copyright to the Ragnarok storyline and characters for, among other things, the development, sale, distribution, promotion and advertisement of games, animations and character merchandising. In consideration of the transfer of copyright, we made an initial lumpsum payment of Won 40 million and are required to pay a percentage of adjusted revenues (net of value‑added taxes and certain other expenses) or net income generated from the use of the Ragnarok brand until January 2033, after which we will pay consideration to Mr. Lee until January 2063 based on the same formula in exchange for his ongoing cooperation on various matters set forth in the agreement.
We have launched new versions of Ragnarok Online: Ragnarok Zero, Ragnarok Online Classic, Ragnarok Classic and Ragnarok Retro, in Korea on December 27, 2017, in Thailand on October 28, 2021, in Indonesia on December 5, 2024 and in Indonesia on December 15, 2021, respectively. These games are based on the original Ragnarok Online, which was first released in 2003, and feature updated quests, new user interface, premium character service and upgraded content. The service of Ragnarok Retro in Indonesia ceased as of March 27, 2025.
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

The following table sets forth each of the mobile games that we have released since January 2024.

Title	Genre	Service Area	Date of Commercial Launch
Ragnarok Idle Adventure	Idle RPG	Thailand	January 2024
Ragnarok Origin	MMORPG	Central and South America, etc. China	February 2024 March 2024
THE RAGNAROK (Ragnarok: Novice Hearts)	MMORPG	Taiwan, Hong Kong, Macau Korea Southeast Asia	June 2024 September 2024 October 2024
Ragnarok: Rebirth	MMORPG	Southeast Asia Taiwan, Hong Kong, Macau	June 2024 October 2024
Ragnarok X: Next Generation	MMORPG	China Japan	September 2024 November 2024
Ragnarok in Wonderland	Casual, Healing, Tycoon	Korea	December 2024
Ragnarok Begins	Action Side-scrolling MMORPG	Taiwan, Hong Kong, Macau	February 2025
Ragnarok M: Classic	MMORPG	Southeast Asia Taiwan, Hong Kong, Macau	February 2025 April 2025
Ragnarok Idle Adventure Plus	Vertical Idle MMORPG	Global	February 2025
Ragnarok V: Returns	3D MMORPG	Southeast Asia	March 2025
Ragnarok: Back to Glory	3D MMORPG	Korea	April 2025
Mirren: Millennium Tour	Turn Strategy RPG	Korea	August 2024
NBA Rise	Sports	Japan	February 2025
JLPGA Heroine Collection	Sports	Japan	March 2025
Shambles	Deck-building Roguelike	Global (except China, Vietnam, Taiwan)	March 2025

The following are revenues generated from our mobile games business for the periods indicated:

Revenue Type	Country	2024	2024(1)		2023	2022
		(In millions of Won and thousands of US$)
Mobile games— micro transaction revenue	Taiwan	₩ 86,121	US$	58,274	₩ 142,438	₩ 125,516
	The Philippines	44,688	30,238		89,818	11,612
	Korea	34,359	23,249		65,626	24,341
	Indonesia	30,450	20,604		56,736	2,578
	United States	27,684	18,732		16,337	30,069
	Thailand	25,854	17,494		103,008	29,235
	Malaysia	24,752	16,749		45,759	5,413
	Brazil	24,361	16,484		3,061	4,763
	Hong Kong	13,370	9,047		17,071	15,987
	Other(2)	36,887	24,961		28,811	12,108
	Subtotal	348,526	235,832		568,665	261,622

Mobile games— royalties and license fees	The Philippines	13,313	9,008		11,949	11,879
	China	13,028	8,815		2,288	2,668
	Japan	8,653	5,855		10,148	17,225
	Taiwan	6,846	4,632		7,724	14,573
	Hong Kong	3,881	2,626		5,584	8,410
	Thailand	3,127	2,116		4,646	16,565
	The United States	1,871	1,266		1,835	705
	Malaysia	1,412	956		12,650	18,734
	Other(3)	5,019	3,396		4,115	6,391
	Subtotal	57,150	38,670		60,939	97,150
	Total	₩ 405,676	US$	274,502	₩ 629,604	₩ 358,772
__________________
Notes:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,477.86 to US$ 1.00, the noon buying rate in effect on December 31, 2024, as certified by the Federal Reserve Bank of New York for customs purposes.
(2)Other primarily comprises Singapore, Vietnam, Canada, Europe, Chile and Mexico.
(3)Other primarily comprises Indonesia, The United Kingdom and Singapore.
Ragnarok M: Eternal Love
Ragnarok M: Eternal Love is a MMORPG, which we offer in 122 markets across Taiwan, Hong Kong and Macau, Korea, Southeast Asia, North and South America, Oceania, Japan and Europe. The game was developed by Gravity and Dream Square, together with co-developer Xindong. We commenced our service for Ragnarok M: Eternal Love in Taiwan in October 2017, Korea in March 2018, Southeast Asia in October 2018, North and South America, and Oceania in January 2019, Japan in June 2019 and Europe in October 2019.
For the year ended December 31, 2024, Ragnarok M: Eternal Love represented 10.6% of our total revenues or Won 53,280 million (US$ 36,052 thousand), compared with 9.6% of our total revenues or Won 69,773 million in 2023.

Ragnarok X: Next Generation
Ragnarok X: Next Generation is a MMORPG, which we offer in Taiwan, Hong Kong, Macau, Southeast Asia, Korea, China and Japan.
The game was developed by Gravity and Dream Square and we licensed Nuverse to commence the service in Taiwan, Hong Kong and Macau in October 2020, Southeast Asia (except Vietnam) in June 2021 and Vietnam in September 2021. We commenced our service for Ragnarok X: Next Generation in Korea in January 2023, China in September 2024 and Japan in November 2024. See Item 3.D. “RISK FACTORS—RISKS RELATING TO OUR MARKET ENVIRONMENT—Our businesses and partnerships may be affected by geopolitical tensions between China and the United States.”
For the year ended December 31, 2024, Ragnarok X: Next Generation 10.6% of our total revenues or Won 53,123 million (US$ 35,946 thousand), compared with 13.7% of our total revenues or Won 99,321 million in 2023.
Ragnarok Origin
Ragnarok Origin is a MMORPG, which we offer in Korea, Japan, Taiwan, Hong Kong, Macau, Southeast Asia, China and North, Central and South America. The game was developed by Gravity and Dream Square, together with co-developer Shanghai Rexue Network Technology Co., Ltd. We commenced our service for Ragnarok Origin in Korea in July 2020, Japan in June 2021, Taiwan, Hong Kong and Macau in September 2022, Southeast Asia in April 2023, North, Central and South America in February 2024 and China in March 2024.
For the year ended December 31, 2024, Ragnarok Origin represented 42.1% of our total revenues or Won 210,882 million (US$ 142,694 thousand), compared with 62.3% of our total revenues or Won 451,887 million in 2023.
THE RAGNAROK (Ragnarok: Novice Hearts)
THE RAGNAROK (Ragnarok: Novice Hearts) is an MMORPG, which we offer in Southeast Asia, Korea, Taiwan, Hong Kong and Macau. The game was developed by Gravity and Shanghai TA REN Network Technology Co., Ltd. (“TA REN”). We commenced our service for THE RAGNAROK (Ragnarok: Novice Hearts) in Taiwan, Hong Kong and Macau in June 2024, Korea in September 2024 and Southeast Asia in October 2024.
For the year ended December 31, 2024, THE RAGNAROK (Ragnarok: Novice Hearts) represented 10.7% of our total revenues or Won 53,669 million (US$ 36,315 thousand), compared with 0.1% of our total revenues, or Won 491 million in 2023.

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

The following table sets forth the console games we have released.

Title	Genre	Platform	Release Date
Ragnarok DS	Role playing	Nintendo DS	December 2008
Ragnarok: The Princess of Light and Darkness	Tactical role playing	PlayStation Portable	October 2011
Ragnarok Odyssey	Role playing	PlayStation Vita	February 2012
Double Dragon II	Action	Xbox 360	April 2013
Ragnarok Odyssey Ace	Role playing	PlayStation Vita	August 2013
Ragnarok Odyssey Ace	Role playing	PlayStation 3	April 2014
GRANDIA HD Collection	Role playing, Adventure	Nintendo Switch	October 2021
Pigromance	Puzzle, Platformer	Steam, Stove, Nintendo Switch, Xbox One, Xbox Series X|S	December 2022
ALTF4 II	Adventure	Steam, Stove	March 2023
Wetory	Roguelike	Steam, Stove, Nintedo Switch	October 2023
Tokyo Psychodemic	2D Climatic Profiling Adventure	Nintendo Switch, Steam, PS4, PS5	November 2024
KAMiBAKO	World Craft RPG	Nintendo Switch, Steam, PS4, PS5	January 2025
Twilight Monk	2.5D Action RPG	Nintendo, Switch, Steam	March 2025
Snow Brothers 2 Special	Action, Platformer	Nintendo Switch, Steam	April 2025
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
In April 2022, we entered into a licensing agreement with YoungToys, to develop and publish a Kongsuni Game and New Tobot Game, Internet protocol television (IPTV), cable television, mobile games console based on YoungToys’ TV animation series “Kongsuni” and “New Tobot.”
The amount of revenues from console and IPTV games represented less than 1% of our total revenues in each of 2024 and 2023.
Game character merchandising
In order to optimize the commercial opportunities presented by our games and their characters, we and our licensees have been marketing dolls, stationery, food and other character based merchandise, as well as game manuals, monthly magazines and other publications, based on our games. We currently have arrangements with CM Holdings Company to license Ragnarok Online game characters in Korea; with GungHo in Japan; with PT Innovasi Kreatif International in Indonesia; with PT MNC Licensi Internasional in Indonesia; with Dream Express Co., Ltd. in Thailand; with Siam Specialty Company Limited in Thailand; Pop Ooh Lah Co., Ltd. in Thailand; with Max Licensing & Consulting Co., Ltd. in Taiwan, Hong Kong, and Macau; with Sunny Day Marketing Co., Ltd. in Taiwan; Supered Co., Ltd. in Taiwan and Hong Kong; with Aswas Co., Ltd. in Korea, Malaysia, and the United States; with Avex Asia Pte. Ltd. in Philippines; and with Hellomisterlee Co., Ltd. in Korea, and the United States; with Aidea Co., Ltd in Korea, Taiwan, Philippines, Thailand, Vietnam, Singapore, Indonesia, Malaysia and Hong Kong; with Guru company Co., Ltd in Korea, Taiwan, Philippines, Thailand, Vietnam, Singapore, Indonesia, Malaysia and Hong Kong; with Pulmuone fnc. Co., Ltd in Korea; with Library Company Co., Ltd in Korea, United Kingdom and the United States; with Flasic Co. in Global; and with Spigen Korea Inc. in Korea.
The amount of revenue from game character merchandising represented less than 1% of our total revenues in 2024 and 2023.
Other Services
In addition to its core mobile game business, Gravity NeoCyon, Inc. (“Gravity NeoCyon”) provides system development and maintenance services as well as system integration services to third parties. The amount of revenues from such other services represented 2.1% of our total revenues or Won 10,420 million (US$ 7,051 thousand) for the year ended December 31, 2024, compared with 1.7% of our total revenues or Won 12,368 million in 2023.
OUR MARKETS
Our biggest geographic markets in terms of revenue for the year ended December 31, 2024, were Taiwan, Thailand, the Philippines and Korea. The following table sets forth a summary of our consolidated statement of operations showing revenues by geographic area for the periods indicated and the percentage represented by such revenues for the year ended December 31, 2024.

	Year Ended December 31,
Country	2024		2024(1)		2023	2022
	(In millions of Won and thousands of US$, except percentages)
Taiwan	₩ 114,410	22.8%	US$	77,416	₩ 176,071	₩ 175,664
Thailand	61,781	12.3%	41,804		136,874	75,498
The Philippines	58,927	11.8%	39,873		102,595	26,003
Korea	53,142	10.6%	35,959		86,058	46,719
The United States(2)	34,653	6.9%	23,448		22,702	33,697
Indonesia	32,373	6.5%	21,905		58,763	5,472
Brazil	26,434	5.3%	17,887		5,264	6,444
Malaysia	26,361	5.3%	17,837		58,553	24,830
Japan	18,857	3.8%	12,760		18,999	26,133
Hong Kong	17,255	3.4%	11,676		22,656	24,397
Others	56,652	11.3%	38,334		36,981	18,761
Total	₩ 500,845	100.0%	US$	338,899	₩ 725,516	₩ 463,618
__________________
Notes:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won  1,477.86 to US$ 1.00, the noon buying rate in effect on December 31, 2024 as certified by the Federal Reserve Bank of New York for customs purposes.
(2)Revenues in the United States, as shown on this table, also include micro-transaction and other types of game revenues generated in other countries managed by Gravity Interactive. Such revenues from other countries constitute an immaterial portion of the revenues recorded as micro-transaction revenues from the United States.

Online Games
We manage and distribute (directly or through our subsidiaries) online game operations in Korea, Thailand, Taiwan, Hong Kong, Macau, the United States, Canada, Brazil, Indonesia, the Middle East, the Philippines, Singapore and Malaysia, and we work with licensees to manage and distribute our games in other markets. Our licensees pay us an initial license fee and/or ongoing royalty payments based on a percentage of revenues generated from subscription fees and/or micro transactions of the game they service in the respective overseas markets. The license agreements may be terminated in the event of bankruptcy or a material breach by either party, including, in our case, in the event the licensee fails to pay royalty fees in a timely manner.
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

Country	Licensee	Date of License Agreement	Date of Commercial Launch	Date of Expiry
Japan	GungHo Online Entertainment, Inc.	July 2002	December 2002	September 2025
Europe(1)	Innova Intellectual Properties SARL	August 2019	April 2004	September 2025
China(2)	Shanghai Taren Network Technology Co., Ltd.	January 2024	February 2013	December 2025
Russia and CIS(3)	Innova Solutions FZ-LLC	February 2018	March 2007	August 2025
Vietnam(4)	VTC Technology and Digital Content Company	June 2019	July 2021	December 2025
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
(2)Ragnarok Online was initially launched in China with a different licensee in February 2013, and has been offered in China through TA REN, or Shanghai BING KUAI Network Technology Co., Ltd., a subsidiary of TA REN, since then. On January 1, 2024, we entered into a new licensing agreement with TA REN for the service of Ragnarok Online in China, which term remains in effect until December 2025.
(3)Ragnarok Online was initially launched in Russia and CIS with a different licensee in March 2007.
(4)Ragnarok Online was initially launched in Vietnam with VTC Technology and Digital Content Company as co-publishers.
Mobile Games
With respect to mobile games, as of April 25, 2025, we directly manage the distribution of each of Ragnarok M: Eternal Love (other than in Japan and China, where we work with a third-party licensee), Ragnarok Origin in Korea, Taiwan, Hong Kong, Macau, Southeast Asia and North, Central and South America, Ragnarok X: Next Generation in Korea and THE RAGNAROK (Ragnarok: Novice Hearts) in Taiwan, Hong Kong, Macau, Korea and Southeast Asia.

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
Thailand
Gravity Game Tech, our wholly-owned subsidiary in Thailand, determines the pricing plan for Ragnarok Online in Thailand. Users can pay through debit card, electronic wallet and internet banking, which they are able to convert to RO Cash Points, the currency used in Ragnarok Online. RO Cash Points are eligible for use in the purchase of game items. We pay a commission for payment processing ranging from 1.5% to 24% per transaction to third parties, who bear the delinquency risk associated with payments from users.
Micro‑transaction model
We have been directly providing Ragnarok Online in Thailand since May 28, 2020. We have applied a micro-transaction model for users in Thailand, which allows users to buy game items in the price range between THB 1 and THB 5,000. The following table sets forth our basic pricing for points of Ragnarok Online in Thailand as of December 31, 2024.

Points	Retail Price
10 points	฿	1.00
Korea
Individual PC players in Korea can choose from a number of alternative payment options, including charges made through mobile or fixed telephone service provider payment systems, prepaid cards, gift certificates, online credit card payments and bank transfers, to buy G Cash, which can be used for any games we offer and convert G Cash to RO Points, the currency of the money used in Ragnarok Online, which enable them to buy game items. Internet café subscribers make payments through credit card or bank transfers. We pay a commission for payment processing ranging from 1.4% to 2.8% or Won 200 per transaction to third parties who bear the delinquency risk associated with payments from users.

Subscription‑based fee model

The subscription‑based fee model is currently applied only to Internet cafés, not to individual PC players in Korea, and the subscription‑based revenue is not material. The following table sets forth our published pricing plans for Internet cafés in Korea for Ragnarok Online access as of December 31, 2024.

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
Micro‑transaction model
We have applied a micro‑transaction model in Japan since December 2006. Game users buy GungHo Shop Points, which enable them to buy game items or directly buy game items from the mobile item shop. The price range of the game items is between JPY 50 and JPY 2,000. The following table sets forth our licensee’s published basic pricing for GungHo Shop Points in Japan as of December 31, 2024.

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

Micro‑transaction model
We have applied a micro‑transaction model in the United States and Canada since June 2007. Game users buy points, which enable them to buy game items in the price range between US$ 0.05 and US$ 45. The following table sets forth Gravity Interactive’s published basic pricing for points of Ragnarok Online in the United States and Canada as of December 31, 2024.
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
Micro‑transaction model
We have been directly providing Ragnarok Online in Taiwan, Hong Kong and Macau since June 15, 2016. We have applied a micro-transaction model for users in Taiwan, Hong Kong and Macau, which enables them to buy game items in the price range between NT dollar 1 and NT dollar 449. For purchases in currencies other than the NT dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. The following table sets forth our basic pricing for points of Ragnarok Online in Taiwan, Hong Kong and Macau as of December 31, 2024.

Points	Retail Price
1 point	NT$	1.00
Singapore, Malaysia, and the Philippines
Gravity Game Hub, our wholly-owned subsidiary in Singapore, determines the pricing plan for Ragnarok Online in Singapore, Malaysia and the Philippines. Users can pay through direct carrier billing, digital payments, electronic wallet and internet banking, which they are able to convert to Kafra Points, the currency used in Ragnarok Online. Kafra Points are eligible for use in the purchase of in-game items. We pay a commission for payment processing per transaction to third-party payment processors, who bear the delinquency risk associated with payments from users.
Micro‑transaction model
We have been directly providing Ragnarok Online in Singapore, Malaysia and the Philippines since February 23, 2022. We have applied a micro-transaction model for users in Singapore, Malaysia and the Philippines, which allows users to purchase in-game items in the price range between SGD 0.2 and SGD 80. The following table sets forth our basic pricing for Kafra Points in Ragnarok Online in Singapore, Malaysia and the Philippines.

Points	Retail Price
1,000 points	S$	10.00

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
Taiwan, Hong Kong and Macau
For Ragnarok M: Eternal Love in Taiwan, Hong Kong and Macau, we have applied a micro-transaction model, including a Gatcha system, for users in these markets, which enables them to buy game items in the price range between NT dollar 30 and NT dollar 10,000 as of December 31, 2024.
For Ragnarok X: Next Generation in Taiwan, Hong Kong and Macau, we have applied a micro-transaction model, including a Gatcha system, for users in these markets, which enables them to buy game items in the price range between NT dollar 30 and NT dollar 3,290 as of December 31, 2024.
For Ragnarok Origin in Taiwan, Hong Kong and Macau, we have applied a micro‑transaction model, including a Gatcha system, for users in these markets, which enables them to buy game items in the price range between NT dollar 30 and NT dollar 16,500 as of December 31, 2024.
For THE RAGNAROK (Ragnarok: Novice Hearts) in Taiwan, Hong Kong and Macau, we have applied a micro‑transaction model, including a Gatcha system, for users in these markets, which enables them to buy game items in the price range between NT dollar 10 and NT dollar 3,290 as of December 31, 2024.
For purchases in currencies other than the NT dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as MyCard.
Korea
For Ragnarok M: Eternal Love in Korea, we have applied a micro‑transaction model, including a Gatcha system, in Korea since March 2018. Game users buy virtual game items in the price range between Won 1,200 and Won 119,000 as of December 31, 2024. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems.
For Ragnarok Origin in Korea, we have applied a micro‑transaction model, including a Gatcha system, in Korea since July 2020. Game users buy virtual game items in the price range between Won 1,200 and Won 119,000 as of December 31, 2024. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems.
For Ragnarok X: Next Generation in Korea, we have applied a micro-transaction model, including a Gatcha system, in Korea since January 2023, which enables them to buy game items in the price range between Won 1,500 and Won 156,000 as of December 31, 2024. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems.
For THE RAGNAROK (Ragnarok: Novice Hearts) in Korea, we have applied a micro-transaction model, including a Gatcha system, in Korea since September 2024, which enables them to buy game items in the price range between Won 1,300 and Won 139,000 as of December 31, 2024. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems.

Southeast Asia, North, Central and South America, Oceania and Europe
We have applied a micro-transaction model including a Gatcha system for Ragnarok M: Eternal Love in Southeast Asia since October 2018, in North and South America, and Oceania since January 2019 and Europe since October 2019. Game users in Southeast Asia, North and South America, Oceania, and Europe buy virtual game items in the price range between US$ 0.99 and US$ 499.99 as of December 31, 2024.
For Ragnarok X: Next Generation in Southeast Asia, we have applied a micro-transaction model, including a Gatcha system, for users in these markets, which enables them to buy game items in the price range between US$ 0.99 and US$ 119.99 as of December 31, 2024.
For Ragnarok Origin, we have applied a micro-transaction model, including a Gatcha system in Southeast Asia since April 2023 and North, Central and South America since February 2024. Game users buy virtual game items in the price range between US$ 0.59 and US$ 99.99 in Southeast Asia, and US$ 0.99 and US$ 999.99 in North, Central and South America as of December 31, 2024.
For THE RAGNAROK (Ragnarok: Novice Hearts) in Southeast Asia, we have applied a micro-transaction model, including a Gatcha system in Southeast Asia since October 2024. Game users buy virtual game items in the price range between US$ 0.30 and US$ 1520.84 as of December 31, 2024.
For purchases in currencies other than the U.S. dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. Users pay through credit cards, wire and/or bank transfers, mobile payment, or online payment systems such as PayPal and Huawei.
Japan
For Ragnarok M: Eternal Love in Japan, we have applied a micro‑transaction model including a Gatcha system in Japan since June 2019. Game users buy virtual game items in the price range between JPY 160 and JPY 10,000 as of December 31, 2024. Users pay through credit cards, wire and/or bank transfers, mobile payment or online payment systems.
For Ragnarok Origin in Japan, we have applied a micro‑transaction model, including a Gatcha system, in Japan since June 2021. Game users buy virtual game items in the price range between JPY 160 and JPY 20,000 as of December 31, 2024. Users pay through credit cards, wire and/or bank transfers, mobile payment or online payment systems.

For Ragnarok X: Next Generation in Japan, we have applied a micro-transaction model, including a Gatcha system in Japan since November 2024. Game users buy virtual game items in the price range between JPY 100 and JPY 15,000 as of December 31, 2024. Users pay through credit cards, wire and/or bank transfers, mobile payment or online payment systems.
China
For Ragnarok Origin in China, we have applied a micro-transaction model, including a Gatcha system in China since March 2024. Game users buy virtual game items in the price range between CNY 0.4 and CNY 440 as of December 31, 2024. Users pay through credit cards, wire and/or bank transfers, mobile payment or online payment systems.

For Ragnarok X: Next Generation in China, we have applied a micro-transaction model, including a Gatcha system in China since September 2024. Game users buy virtual game items in the price range between CNY 6 and CNY 648 as of December 31, 2024. Users pay through credit cards, wire and/or bank transfers, mobile payment or online payment systems.

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
Game Development
Our game development department is divided into two categories of development teams: one is dedicated to online games and the other is dedicated to mobile games. As of December 31, 2024, we employed a total of 238 game developers. We have developed online games, such as Ragnarok Online, Ragnarok Online II, Requiem Online and mobile games, such as Ragnarok V: Returns, Ragnarok Begins, Hero’s Gambit, Scorp Hero (HelloHell) in-house. Furthermore, we have developed cross-platform games, such as Ragnarok V: Returns, Ragnarok Begins, which will be made available on both online and mobile platforms. In order to remain competitive, we are focusing our in‑house game development efforts on enhancing the game experience and on developing new games incorporating the latest technologies (including software improving the communication and interaction between players).
We also outsource development activities for our new games to third parties. For example, in October 2021, we entered into a game development agreement with Funigloo Co., Ltd, a developer in Korea, to outsource the development of Ragnarok 1.5 using the contents of Ragnarok Online. In February 2024, we entered into a game development agreement with ENP Games Co., Ltd., a developer in Korea, to outsource the development of Project Deviruch using the contents of Ragnarok Online. We own all intellectual property rights relating to Ragnarok 1.5 and Project Deviruch.
Furthermore, we outsource development for console platform games in Steam, Nintendo Switch, PlayStation and Xbox.
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

•closed beta & open beta testing; and
•commercialization.
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
For example, we have licensed our intellectual property related to Ragnarok Online to various developers, which led to the development of multiple mobile and web-based games such as Ragnarok Prequel, Ragnarok Prequel II, Ragnarok R, RO: Idle Poring, Ragnarok M: Eternal Love, Ragnarok H5, Ragnarok Origin, Ragnarok X: Next Generation and THE RAGNAROK (Ragnarok: Novice Hearts). See ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Mobile games.” Additionally, we have granted certain developers rights to develop mobile and web-based games based on our intellectual properties included in our game Dragonica.
Some of our other titles are based on licenses of intellectual property of third parties. For example, we have developed and published various IPTV and mobile games such as Pororo Games, The Haunted House, NBA Rise To Stardom, Kongsuni Game and New Tobot Game, based on intellectual property licensed pursuant to licensing agreements with third parties.

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
We conduct a variety of marketing programs and online and offline events to target potential subscribers. Our main marketing efforts include advertising on Web site portals and game magazines, conducting online promotional events, participating in trade shows and entering into promotional alliances with Internet service providers. We spent Won 38,731 million (US$ 26,207 thousand) on advertising and promotions in 2024, compared with Won 13,661 million in 2023.
We frequently organize in‑game events, such as card exchange events for our users. We also host from time to time in‑game tournaments in which users can compete against each other either as a team or individually. In addition, we use in‑game events to introduce users to new features of our games. We organized 1,234 and 673 in‑game events for Ragnarok Online users in 2024 and 2023, respectively.

After the lifting of the COVID-19 quarantine restrictions, we organized large-scale offline events, including e-sports tournaments featuring Ragnarok games in Asia, such as the RAGNAROK FESTA in Bangkok, Thailand, where tournaments for three titles (Ragnarok Stars 2024, Ragnarok Classic Championship 2024, Ragnarok Landverse Championship 2024) took place concurrently. On the day of the grand finals, approximately 10,000 visitors attended the venue, with 35,000 live streaming viewers. As in the previous year, we participated in various global game exhibitions, including PAX East 2024 in Boston, PlayX4 2024 in Korea, Tokyo Game Show 2024 and the Global Game Exhibition G-Star 2024 (“G-Star 2024”) in Korea, which was attended by approximately 215,000 offline visitors. At G-Star 2024, we set up our own booth where we offered hands-on demonstration of Gravity’s newly introduced games and various events for visitors. In addition to the foregoing, we, through our subsidiaries, have held multiple marketing events across Asia as follows:
•In December 2024, Gravity Communications held RAGNAROK THE ORCHESTRA CONCERT in National Kaohsiung Center for the Arts, Taiwan, which was a success with all 1,200 tickets sold out. At the concert, we performed 26 songs from the Ragnarok background music and held events such as Mr. Myoung‑Jin Lee's autograph session and a lucky draw.

•In May 2024, Gravity Game Tech held an offline event celebrating the fourth anniversary of Ragnarok Online with 836 visitors at the Samvan Mitrtown Hall in Bangkok. We organized various events such as a photo booth, a Ragnarok influencer talk session and pre-registration for Ragnarok Landverse.

•In December 2024, Gravity Game Link participated in the Indonesia Game Festival 2024 held at the Indonesia Convention Exhibition Hall, which attracted approximately 50,000 visitors. We introduced Ragnarok Classic before its launching on December 5, 2024 to provide game a play experience to visitors .

•In September 2024, Gravity Game Arise, Co. Ltd., our subsidiary in Japan ("Gravity Game Arise") participated in the Tokyo Game Show 2024, which was attended by approximately 274,000 participants. At our booth, we introduced 10 indie games including TOKYO PSYCHODEMIC, KAMiBAKO, Snow Brothers 2 and Shambles.
In most of our overseas markets, marketing activities are principally conducted by our licensees and typically consist of advertising on Web-based game portals, online game magazines and television commercials, as well as hosting online and offline promotional events. The licensees are responsible for the costs associated with such advertising and promotional activities.
Our licensees are selected in part on the basis of their marketing capabilities, including the size and scope of their distribution networks. In more strategic markets where we anticipate considerable growth such as Taiwan, Thailand, Vietnam or the United States, we believe that it is important to enhance our own direct publishing network for game services.

GAME SUPPORT AND CUSTOMER SERVICE
We are committed to providing superior customer service to our users directly and through our licensees. As of December 31, 2024, 55 employees were game masters or persons who are in charge of testing, updating and providing server maintenance for our games, as well as dealing with customer complaints, 31 employees were members of our domestic customer service team and 24 employees were members of our overseas customer support team.
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
We maintain our server hardware in a single climate‑controlled facility at KT Mokdong Internet Computing Center at 233‑5 Mokdong‑ro, Yangcheon‑gu, Seoul, Korea and our other system hardware in our offices in Seoul. As of December 31, 2024, our server network for our online game operations in Korea consisted of a total of 324 servers, including 195 physical servers and 129 physical servers through the server virtualization technology we have adopted since July 2011, which allows one physical server to be divided into multiple virtual servers, each of which functions individually as a complete and independent server.
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
Competition in the Online Game Industry
Currently, the leading providers of online games globally, based on the number of peak concurrent users, include Korea-based companies such as Nexon Co., Ltd and Krafton Inc., as well as foreign publishers, such as Epic Games, Inc., Roblox Corp., Mojang Studios, Valve, L.L.C. and Electronic Arts Inc. according to data available from various public sources.
Player Unknown’s Battlegrounds of PUBG Corporation, Fortnite Battle Royale of Epic Games, Inc., Roblox of Roblox Corp., Minecraft of Mojang Studios, Counter Strike 2 & GO of Valve, L.L.C. and League of Legends of Riot Games are some of the most popular online games both in Korea and globally.
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

We compete with companies that specialize in developing and/or distributing mobile games including leading Korea-based publishers such as NCSoft Corporation, Nexon Co., Ltd., Kakao Games Corp. and Netmarble Corp. as well as foreign publishers such as Tencent Holdings Ltd., King.com Ltd., Shanghai Mihoyo Network Technology Co., Ltd. and Roblox Corp.

Honor of Kings, PlayerUnknown’s Battlegrounds, Candy Crush Saga, Genshin Impact and Roblox are some of the most popular mobile games both in Korea and globally.

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
Competition from Other Game Platforms

We also compete against PC and console‑based game developers that produce popular package games, such as Warner Bros. Games, Activision Blizzard, Inc., and 2K Games, and game console manufacturers such as Nintendo Co., Ltd., and Sony Interactive Entertainment Inc., all of which also have their own console game development studios.
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

INSURANCE
We maintain medical and accident insurance for our employees to the extent required under Korean law, and fire and general commercial insurance with respect to our facilities. We do not have any business liability or disruption insurance coverage for our operations in Korea. We maintain a directors’ and officers’ liability insurance policy covering certain potential liabilities of our directors and officers. See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR BUSINESS—We have limited business insurance coverage and business interruption could have a material adverse effect on our business.”

INTELLECTUAL PROPERTY
Our intellectual property is an essential element of our business. We rely on intellectual property such as copyrights, trademarks and trade secrets, as well as non‑competition, confidentiality and license agreements with our employees, suppliers, licensees, business partners, and others to protect our intellectual property rights. Our employees are generally required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property and assigning to us any ownership rights that they may claim in those works. With respect to copyrights and computer program rights created by our employees within their employment scope and which are made public bearing our name, we are not required to pay any additional compensation to our employees.
In developing Ragnarok Online, we acquired from Mr. Myoung-Jin Lee the copyright to the Ragnarok storyline and characters for, among other things, the development, sale, distribution, promotion and advertisement of games and animations and character merchandising. See ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Online games—Ragnarok Online.”
We are the registered owner of 27 software copyrights to 17 games: Ragnarok Online, Ragnarok Online II, R.O.S.E. Online, Requiem Online, Ragnarok Violet, Ragnarok Angel Poring, Ragnarok Online—Uprising: Valkyrie, Arcturus, Pucca Racing, W Baseball, Dragonica, Dragon Saga, Ragnarok Online Zero, Ragnarok Spear of Odin and Triple Chain, Ragnarok Origin, Ragnarok M: Eternal Love, each of which has been registered with the Korea Copyright Commission. As of December 31, 2024, we owned 235 domain names, including our official Web site and domain names registered in connection with each of the games we offer. We had 1,342 registered discrete trademarks at patent and trademark offices in 70 countries as of December 31, 2024. We registered with the Korea Intellectual Property Office copyrights covering 13 game characters and six online game business model patents, in each case as of December 31, 2024.

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
In addition, the same legislation grants to each individual the right to request perusal, the right to request correction or deletion and the right to request suspension of process with respect to one’s personal information and also provides the methods to exercise such rights.
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
The PIPA was amended on March 14, 2023, and became effective as of September 15, 2023 (except for (i) below, for which the effective date is March 13, 2025). The amended PIPA brings about several changes, including:
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
(iv) Increasing the maximum punitive damages amount from three times to five times the actual damages incurred by the data subject due to cases of loss, theft, leakage, forgery, alteration or damage of personal information due to willful misconduct or gross negligence of the personal information processors; and
(v) Requiring not only public institutions but also personal information processors to submit to dispute mediation and granting the PIDMC the right to conduct fact-finding investigations, thereby prohibiting personal information processors from refusing the PIDMC access to its premises or materials.
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
The Copyright Act has the relevant provisions necessary for implementing the Korea‑U.S. Free Trade Agreement, such as recognition of temporary storage as copying, introduction of a system of fair use of copyrighted materials, prohibition of acts of infringement on the rights of copyright holders including the distribution of forged labels and the introduction of statutory damages in accordance with the agreements in the Korea‑U.S. Free Trade Agreement.
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
The Act on Promotion of the Game Industry, or “Game Act”
Under the Game Act, which became effective on April 20, 2007, online games are classified into four categories: “suitable for users of all ages,” “suitable for users 12 years of age or older,” “suitable for users 15 years of age or older” and “suitable for users 18 years of age or older.” The 15 years of age or older category was added between the 12 years of age and 18 years of age categories to increase ratings flexibility. However, the Game Act, as amended on March 21, 2023 and effective from January 1, 2024, revised the definition of “juvenile” from a person under the age of 18 to a person under the age of 19, to be in line with the Juvenile Protection Act. Accordingly, the category of “suitable for users 18 years of age or older” was revised to “not permitted for use by juveniles.” Ragnarok Online has been classified as “suitable for users 12 years of age or older.” Amendments to the Game Act also require persons who produce, distribute or provide game products to disclose on each game product, internet homepage, advertisement and promotional material the types of probability-based items used in the game, as well as information on the relevant probabilities.
The Game Act includes the definition of the term “speculative game.” A speculative game refers to a game that permits betting and involves monetary loss or profit that is determined by chance. Elements that may cause a game to be considered a speculative game include the existence of game money used as a means for betting or purchasing game items (items used within the game for progression in the game) that become the subject of exchange with real money. The Korean Supreme Court Decision No. 2009Do12117 rendered on February 25, 2010 provided that a ‘speculative game’

under the Game Act, should be carried out in accordance with the contents and method prescribed under Article 2, (1-2) of the Game Act, and further, that the term refers to a gaming device or tool, which directly provides money, prize or other financial profit or incurs loss on the game user via a payment tool installed on the gaming device or tool depending on the results of the game. Although the Game Act’s definition of speculative games and the Korean Supreme Court decision are intended to provide clarity for the determination of whether a game is deemed speculative or not, because our games involve transactions with game items, we have had to take measures to ensure that we are in compliance with the new rules. Such measures include distributing a game after a rating review is conducted by the Game Rating and Administration Committee or a self-rating review is conducted in respect of such game in accordance with the Article 21-2 of the Game Act.
As described above, the Game Act requires a prior rating to be allocated to any game before its distribution in Korea in order to protect young users from violent and otherwise harmful content and to control the distribution of speculative games. Previously, such rating was allocated solely by government agencies in Korea. However, concerns were raised over potential violation of freedom of speech resulting from the requirement that all games must be rated by government agencies. As a result, the Game Act was amended in July 2011 and again in May 2013 to allow a private agency to conduct a rating review on games and permit a self-rating in cases where a game distributor cannot receive a prior rating from the Game Rating and Administration Committee due to special circumstances in its production and distribution channels. In January 2017, the Game Act was amended to allow governmental authorities to designate a “Self Rating Review Company” which would be entitled to conduct a self-rating review on all of its games with the exception of adult-only games and arcade games. The governmental authorities have designated Google LLC, Apple Korea Limited, Sony Interactive Entertainment Korea Inc., Samsung Electronics Co., Ltd, Nintendo of Korea Co., Ltd., etc., as Self Rating Review Companies.
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
Under the Game Act, the Minister of Culture, Sports and Tourism may order information and communication service providers to refuse, stop or restrict the offering of games if such games are unrated, contents are different from those submitted for rating, were denied rating as speculative games, or were manufactured or distributed by a person not registered for operation of manufacturing or distributing games for profit‑making. The Game Rating and Administration Committee undertakes examination of the information and communications service providers and provides recommendation of correction to the providers as necessary.
In addition, under the Game Act, online game companies are required to comply with the following to prevent players’ excessive preoccupation with games: (i) verification of registered game users, including through verification of their real names, ages and identities, (ii) obtaining a parent/guardian’s consent for minors, (iii) restriction on the playing of games and limits on access hours, among others, when requested by minors or their parent/guardian, (iv) publishing of basic information such as the nature of the game being offered, its rating and in-game purchase policy and notification to minors and their parents/guardians with respect to game use information such as access hours and payment information, (v) publishing of a warning statement to prevent excessive use of the game, (vi) providing of measures to prevent excessive use of the game including placing the access hour indicator on the game play screen (collectively, the “Prevention

Measures”). In accordance with item (iii), upon request from minors or their parents/guardians, an online game company is required to implement the Selective Shut-down System. The Minister of the Ministry of Culture, Sports and Tourism may issue corrective orders if the Prevention Measures adopted are deemed inadequate, and if such corrective orders have not been implemented, imprisonment not exceeding two years or a fine not exceeding Won 20 million may be imposed. The Game Act, as amended on March 21, 2023 and effective from January 1, 2024, deleted the references to the term “addiction” from the Prevention Measures as medical tolerance and withdrawal symptoms have not been identified in connection with games and whether such symptoms are included within the scope of diseases remain controversial.
Under the Game Act, the obligation to display information regarding probability-based items came into effect on March 22, 2024. Game operators who produce, distribute or provide games for the purpose of distribution or use must indicate the types of probability-based items used within the game, as well as the supply probability information for each type, on the game, its website and any advertisements or promotional materials. If a game operator fails to display the probability information for these items or provides false information, the Minister of the Ministry of Culture, Sports and Tourism will first recommend corrections. If the issues are not rectified afterward, a correction order may be issued. If the game operator fails to comply with the correction order, they may face imprisonment of up to 2 years or a fine of up to Won 20 million.
The amended bill creating special provisions for lawsuits related to violations of the duty to disclose probability-based items was promulgated on January 31, 2025, and will take effect on August 1, 2025. The main contents of the special provisions are as follows: (i) if a game operator causes damage to users due to a violation of the duty to disclose, they will be held liable to compensate those users for damages. Generally, in cases of tort liability, the burden is on the user to prove the intent or negligence of the game operator. However, the amendment requires the game operator to prove that they did not act with intent or negligence, (ii) while damages due to a violation of the duty to disclose probability-based items are recognized, if proving the exact amount of damages is extremely difficult due to the nature of the facts, the court may acknowledge a reasonable amount of damages based on the overall circumstances and the results of the evidence examination, (iii) a punitive damages system has been introduced, allowing the court to determine compensation up to three times the amount recognized as damages in cases where the violation of the duty to disclose probability-based items is deemed intentional and (iv) the revised regulations regarding special provisions for lawsuits will not be applied retroactively to actions taken before the enforcement date and will only apply to violations occurring after the enforcement date.
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
The Telecommunications Business Act
Under the Telecommunications Business Act, a person who intends to run a value‑added telecommunications business must report to the Ministry of Science, ICT (“MSIT”), which has the authority to accept and monitor such reports. We are classified as a value‑added telecommunications service provider such that we are required to prepare and submit statistical reports regarding, among others, the current status of facilities, subscription records, and current status of users to the MSIT upon its request. The MSIT is responsible for compiling information and formulating telecommunications policies under this Telecommunications Business Act. In addition, we are required to report any transfer, takeover, suspension or closing of our business activities to the MSIT, which may issue a correction order if we fail to comply with its rules and regulations. Additionally, the MSIT may cancel our registration or order us to suspend our business for a period of up to one year if we fail to comply with correction order without a justifiable cause.
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
When an entity collects personal data, it must inform the data subject of matters including the purpose of collection, how the data will be used, the rights of the data subject to review, duplicate, correct the personal data and the right to request the entity to cease using the data. When such entity processes or uses any personal data collected by any third parties, it must further inform the data subject about the source of such data in addition to the requirements mentioned above. In principle, prior consent from the data subject is required in order to process and/or use his/her personal data. However, this requirement is exempted if the use relates to matters of public interest or if the personal data is available from the public domain and the interest to be protected is more important than the privacy of the data subject. Furthermore, the competent authorities may impose restrictions on any overseas transmission of personal data if (i) such transmission is related to the interests of the nation, (ii) such restriction is imposed pursuant to an international treaty or agreement, (iii) the receiving country has no laws or regulations that are sufficient to protect personal data, or (iv) such transmission is made through a third nation/region for the purpose of avoiding the regulations of the PDPA.
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
Regulations on Welfare and Rights of Children and Youths
Online game and mobile game operators should comply with a five-category game rating system, established under the Protection of Children and Youths Welfare and Rights Act and the Regulations of Game Software Rating Management, as amended on January 20, 2021 and May 23, 2019, respectively. The categories include: “Restricted,” “Parental Guidance 15,” or “PG-15,” “Parental Guidance 12,” or “PG-12,” “Protected” and “General Public.” The ratings are registered with the Digital Game Rating Committee, or the “DGRC,” and such registration should be filed by the entity selling the game software or operating the game with license, or by the other entity supplying the game to users, prior to the launch of the game for public review and reference. Entities selling, operating with license, renting, disseminating, or displaying the game software or providing software for downloads should mark such classification on the packaging of the game software or next to the link to such game software.

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
An online game service agreement between a game operator and a consumer, if reached through standard contract terms drafted by the game operator and without negotiations between the parties, such as the standard terms and conditions between us and our Taiwan users, is subject to the Regulations of Mandatory Provisions to be Included in and Provisions Prohibited from Standard Form Contract for Internet Games Services effective since January 1, 2023. For example, any term in a standard contract for online games that waives a game operator’s responsibility under the CPA, precludes consumers’ right to terminate the agreement at will, or allows a game operator to amend the agreement unilaterally, will be deemed void. The mandatory provisions for a standard contract for an online game include, among others, that (i) a consumer may terminate the agreement without cause within seven days of executing the agreement, (ii) a consumer may request for full refund of any paid but unused points/value, (iii) a business operator should publish an announcement on the home page of game Web site, the game log-in page or the purchase page 30 days prior to any service fee rate adjustment scheduled to come into effect, (iv) for paid-for loot boxes, a business operator should disclose, among others, the odds of winning the loot box rewards in percentage, and a statement that the loot box is a chance to win a product and a consumer’s purchase or participation in the activity does not entitle the consumer to receive specific rewards, and (v) if a business operator closes its business, it should, no less than 30 days prior to closure, publish an announcement on the home page of the game Web site, the game log-in page or the purchase page, and notify the consumers at the consumers' registered contact information if previously provided. These mandatory provisions form part of the online game agreement and are effective even if they are not specified in the executed standard contract.
Further, according to the CPA, a business operator that engages in the design, production, and/or manufacture of goods and/or the provision of services, must ensure that the goods or services produced or provided meet the reasonably expected safety requirements based on the prevailing technology or professional standards at the time of manufacture. One relevant precedent is a 2023 district court case, in which the court held that, due to the discrepancy between the percentage of winning loot box virtual goods as advertised by an online game business operator and the actual percentage of winning, the business operator was in violation of the truth-in-advertising obligation under the CPA. The liability of a business operator to compensate for consumers’ injury cannot be restricted or released in advance. In addition, the CPA imposes strict liability on business operators for loss or damage caused to consumers regardless of whether the product or service has defects or not. A business operator in violation of the CPA thereby causing injury to a consumer or third party is jointly and severally liable; provided, however, that if the business operator can demonstrate that the injury suffered was not caused by negligence on its part, the court may reduce the amount of damages. The CPA also requires that business operators warn consumers of any potential danger that may be caused by their products.
According to the CPA, consumer disputes may be mediated by a local consumer mediation committee, or be brought to the court through class actions by consumer protection organizations on behalf of the consumers.
Regulations on Fraud Prevention
Effective July 31, 2024, the Fraud Crime Hazard Prevention Act (the “FCHPA”) imposes specific obligations on online game operators and other e-commerce businesses to prevent and combat fraud. Specifically, the FCHPA requires, online game operators to: (i) exercise due care to ensure their services are not exploited for fraudulent purposes, (ii) cooperate with governmental authorities upon request, including temporarily suspending services to user accounts suspected of fraudulent activities, and (iii) retain certain data, including user registration and identity verification information, for a reasonable period of time and provide such data to judicial authorities upon request in relation to fraud investigations. As a result of these obligations, online game operators are exempt from certain confidentiality obligations and liabilities for damages suffered by users or third parties in connection with their cooperation in fraud investigations. Failure to comply with the FCHPA requirements, such as not suspending services to relevant accounts or not providing requested data in a timely manner, may result in administrative fines.
Thailand
Copyright Act B.E. 2537 (1994)
Under the Copyright Act (first enacted in 1994 and last updated in 2022), both online and mobile games may be protected as “literary work,” which includes “computer programs,” “audiovisual works,” “cinematographic works,” “sound recordings” or “sound and video broadcasting works.” As Thailand is a member of the Berne Convention for Protection of Literary and Artistic Works, copyright works created in any signatory country will be protected under Thai law and afforded the same protection as those copyright works created by Thai nationals. Generally, the period of copyright protection extends to 50 years after the death of the copyright holder. However, in the case of audiovisual works, cinematographic works, sound recordings or sound and video broadcasting works, copyright protection endures for 50 years from authorship, provided that if the work is published, copyright protection endures for 50 years from the work’s first publication. For a copyright holder other than a natural person, the period of copyright protection is 50 years after the publication of the work. Unauthorized reproduction, public transmission, distribution, adaptation, or public display of a protected work may constitute an infringement of the copyright of the holder and may lead to both fines and imprisonment.
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
Personal Data Protection Act B.B. 2562 (2019)

The Personal Data Protection Act B.E. 2562 (2019) (the “PDPA”) was announced in the Royal Gazette on May 27, 2019. and became fully effective on June 1, 2022. Modeled primarily after the GDPR, the PDPA imposes obligations on the private sector and governmental entities, including both data controllers and data processors, particularly concerning the burden of proof. Under the PDPA, any information that can identify a natural person, either by itself or in conjunction with other data is considered “Personal Data”. Examples include the data subject's name, phone numbers, identity card number, passport number, medical records, medical treatments, health examination details, characteristics, fingerprints, criminal records, financial conditions and social activities. The PDPA establishes the Personal Data Protection Committee (“PDPC”) to enforce the law, ensure compliance, and issue guidelines, standards and exceptions for data controllers and processors.
Both the private sector and governmental entities must demonstrate compliance with the PDPA for all types of Personal Data processing activities. This includes obtaining consent from data subjects before processing, collecting or disclosing Personal Data, as well as transferring such data. Further, data subjects have the right to request access to their personal data and demand its erasure, and object to the collection, usage or disclosure of their Personal Data.
The PDPA applies to data controllers or processors outside of Thailand if they collect, use or disclose personal data of data subjects who are in Thailand, and if their activities involve: (i) offering goods or services to data subjects in Thailand, regardless of payment; or (ii) monitoring the behavior of data subject in Thailand.
The PDPA imposes three types of penalties for violations by data controllers, data processors or other individuals:

(i) Civil penalties: Compensation for damages and expenses to affected data subjects;

(ii) Criminal penalties: Imprisonment from six months to one year, and fines up to THB฿ 1,000,000.
Representatives of juridical persons may also be held liable; and

(iii) Administrative penalties: Fines of up to THB฿ 5,000,000 imposed by the PDPC.
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
Copyright
Under the Intellectual Property Code of the Philippines, online and mobile games may be protected as “computer programs.” There are two types of rights under copyright, namely (i) economic rights which enable the creator to obtain remuneration from the exploitation of works, and (ii) moral rights, which make it possible for the owner to undertake measures to protect the connection between it and the work. The term of protection under the law is during the life of the author and for 50 years after his death.
Child and Youth Welfare Code
The Child and Youth Welfare Code provides that every child has the right to full opportunities for safe and wholesome recreation and activities, individual as well as social, for the wholesome use of his leisure hours. Further, the law provides that every child has the right to protection against exploitation, improper influences, hazards, and other conditions or circumstances prejudicial to the child’s physical, mental, emotional, social and moral development. Should an online game be determined to promote ideals inimical to the physical, mental, emotional, social and moral development of a child, then the same may be considered a violation of the law and be the basis for a complaint.
Anti-Online Sexual Abuse or Exploitation of Children (OSAEC) and Anti-Child Sexual Abuse or Exploitation Materials (CSAEM) Act
This Act further provides special protections to children from all forms of sexual violence, abuse and exploitation especially those committed with the use of information and communications technology (ICT). Under this Act, an internet intermediary is defined to include, among others, participating networking platform providers, which, in turn, is defined to include entities that provide a platform or a site for online gaming. The Act imposes on internet intermediaries the duties to (i) adopt in their terms of service or service agreements with third-party users or creators of contents, products and services the prohibition of any form or any conduct of streaming or live-streaming of OSAEC and CSAEM in the use of their website, platform, server or facility; (ii) preserve within the periods specified in the Act all subscriber’s or registration information and traffic data in its control and possession; (iii) immediately block access to, remove or take down the internet address, uniform resource locator (URL), websites or any content thereof containing CSAEM or involving streaming or live-streaming of OSAEC, within 24 hours from receipt of notice from a competent authority or notice containing sufficient information to identify the content and its source; (iv) report to the Department of Justice (DOJ), within three days, the internet address or websites blocked, removed or taken down, or any form of unusual data activity using its server or facility; (v) provide pursuant to a valid subpoena, the subscriber’s or registration information and/or traffic data of any person involved in the unlawful actions described in the Act; (vi) develop, establish and install mechanisms or measures designed to prevent, detect, respond or report violations of this Act within their websites, platforms, applications, servers or facilities; (vii) coordinate with the Department of Justice-Office of Cybercrime (DOJ-OOC) to define the standard upon which an internet intermediary is measured; and (viii) have a policy on notifying their community to ensure that their policy has a provision on delaying or dispensing with notification to an account holder, subscriber or customer of the internet intermediary who is stated to be a suspected offender of an act of OSAEC.
Consumer Act

The Consumer Act of the Philippines (the “Consumer Act”) protects the interests of purchasers, lessees, lessors or recipients of consumer products within the Philippines. Under the Consumer Act, online and mobile games for personal use are considered as consumer products. Developers and distributors of online and mobile games must ensure compliance with the requirements regarding proper sales and advertising practices, correct labeling and special packaging for children, among others. Failure to do so may subject developers and distributors to sanctions and penalties provided by law.
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
Cybercrime Prevention Act
The Cybercrime Prevention Act aims to protect the integrity of computer systems, networks and databases, as well as the confidentiality and integrity of the data stored therein from misuse and illegal access. It punishes any person or entity who, among others, illegally accesses or intercepts or intentionally or recklessly interferes with, computer systems or data. Abetting or aiding in the commission of a cybercrime is also punishable under the Act.
Internet Transactions Act
The Internet Transaction Act aims to promote and maintain a robust electronic commerce environment in the Philippines by fostering trust between online merchants and online consumers. The Act covers business-to-business and business-to-consumer internet transactions where at least one of the parties is situated in the Philippines or where the digital platform, e-retailer or online merchant is availing of the Philippine market and has minimum contacts in the Philippines. Transactions involving online game websites or applications are subject to the Act as online game websites and applications fall under the category of e-retailers, which means natural or juridical person selling goods or services directly to online consumers through its own website, webpage or application. An e-retailer has the following responsibilities under the Act: (i) to indicate the price of goods and services offered; (ii) to ensure that the goods are received by the online consumers in the condition, type, quantity and quality for which they were intended or requested by the consumers; (iii) to deliver goods together with all accessories, with the qualities and performance capabilities that are standard and normal in similar goods; (iv) to publish on its homepage its corporate and trade name, address or place of business and contact details; (v) to take necessary precautions to protect the data privacy of consumers and to comply with the minimum information security standards set by relevant government agencies; (vi) to issue paper or electronic invoices or receipts for all sales; (vii) to maintain an accessible and efficient redress mechanism for handling complaints from consumers. Under the Act, e-retailers have the primary liability to indemnify the online consumers in civil actions or administrative complaints arising from online transactions.
The Implementing Rules and Regulation of the Internet Transaction Act, issued on May 24, 2024, further elaborate on the obligations of e-retailers and online merchants as follows: (i) compliance with the Act and Philippine laws; (ii) disclosure of prices; (iii) delivery of goods together with all accessories, ensuring the qualities and performance capabilities are standard and normal for similar goods; (iv) ensuring that digital goods or services have qualities and performance features that are standard and normal for digital goods or services of the same type, as advertised or described; (v) ensuring the complete performance of services in accordance with the contract and as advertised, where the transaction involves a digital platform offering a service; (vi) publishing on their homepage the corporate and trade or business name, the address of the physical shop or place of business, contact details of the e-retailer, and details of membership in any professional body or similar relevant institution with which the e-retailer is registered or a member; (vii) taking necessary precautions to protect the data privacy of consumers at all times in accordance with the Data Privacy Act of 2012, and complying with the minimum information security standards set by relevant governmental authorities; (viii) requiring online consumers to provide at least a valid email address or mobile phone number before entering into a transaction if the e-retailer or online merchant is engaged in delivery service; (ix) issuing paper or electronic invoices for all sales; and (x) having in place an accessible and efficient redress mechanism for handling complaints from customers.
Bureau of Internal Revenue (BIR) - Revenue Regulation No. 3-2025
This Regulation amends the National Internal Revenue Code of 1997 and imposes value-added tax (VAT) on the delivery of digital services in the Philippines. It applies to both resident and non-resident suppliers of digital services.

Under the Regulation, “digital service” is defined as any service supplied over the internet or other electronic network using information technology, where the service supply is essentially automated. This includes, but is not limited to: (i) online search engines; (ii) online marketplaces or e-marketplaces; (iii) cloud services; (iv) online media and advertising; (v) online platforms; or (vi) digital goods. “Digital goods” refer to intangible goods delivered or transferred in digital form, including sounds, images, data, facts or combinations thereof, such as e-games and online gaming.
Digital services provided by a non-resident digital service provider (“DSP”) are considered performed, rendered, supplied or delivered in the Philippines if consumed in the country. Digital services are deemed consumed or used in the Philippines if the buyer is located in the country. Indicators for determining consumption in the Philippines include: (i) payment information (e.g., credit card information, bank account details); (ii) residence information of the buyer (e.g., home address, billing address); (iii) access information (e.g., mobile country code of SIM card, Internet Protocol address); and (iv) any other reliable information to establish the buyer's location (e.g., business agreement, predominant place of consumption, language of digital content supplied). VAT shall be levied, assessed and collected at 12% of the gross sales derived by a non-resident DSP from the sale or exchange of services in the Philippines.
Non-resident DSPs must register with the BIR. While a local representative in the Philippines is not required, non-resident DSPs may appoint a resident third-party service provider (such as a law firm, accounting firm, or consultancy firm) to handle notices, record keeping, filing of tax returns and other reporting obligations. The BIR must be notified in writing within 30 calendar days of such appointment. Violation of any provisions of the Regulations will result in penalties and the institution of appropriate criminal, civil and administrative charges against the erring DSPs and their responsible oﬃcers.
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
Regulations on the Sound Upbringing of Minors
In Japan, internet and game software content is generally regulated at the local, rather than the national, level. Many local governments have ordinances regarding the sound upbringing of minors, which empower competent authorities to designate game software as detrimental to the sound upbringing of minors and prohibit the sale or distribution to minors of such designated game software. In addition, the Computer Entertainment Rating Organization, or “CERO,” a nonprofit organization, offers rating services for home‑use games, including online and mobile games. Game developers may request a rating for their game software from CERO, which will then review such software and assign one of the following five ratings: “suitable for users of all ages,” “suitable for users 12 years old or older,” “suitable for users 15 years old or older,” “suitable for users 17 years old or older” and “suitable only for users 18 years old or older.” Ratings are based on, among other factors, the degree of sex, violence, anti‑social expression, language and ideology related expressions in the game software content. Once a rating is assigned, the relevant game software must prominently display such rating.
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
Copyright Act
Any game products, including console software and online and mobile games etc., are subject to copyright protections.
Payment Service Act
Under the Payment Services Act, in-game items that are purchasable with real money and function in-game as consideration for any in-game goods or services, which can be used for a period of greater than six months, are regulated as “prepaid payment instruments.” Business operators are required to inform users of their trade name, available amount of in-game currency or amount of goods or services for use, any limitation on the period of use of such in-game items, contact information for claims or consultation, restrictions to area of use of such in-game items, reminders necessary for use, unused balance or method to confirm the unused balance of such in-game items and the existence of terms and conditions (if any). Business operators are also required to deposit with legal affairs bureaus no less than half of the unused balance of such in-game items sold by the game operator, or otherwise take measures to secure funds as specified therein, in case such unused balance exceeds 10 million yen as of March 31 and September 30 in a given year.
Specified Commercial Transactions Act
Under the Specified Commercial Transactions Act, business operators are required to display a confirmation screen before an individual can complete a transaction in an online game. The confirmation screen must be displayed whenever an individual purchases an in-game item with either real or in-game currency. The confirmation screen must note, among others, the amount of in-game goods to be sold, the consideration for the preceding, the timing and method of payment, when the goods will be delivered, limitation on the period (if any) during which an individual may purchase in-game goods to be sold and any terms relating to withdrawal or cancellation of the purchase offer.
The United States
Protection of Personal Information

Most states have enacted legislation regarding the protection of personal information collected, processed, maintained or used in electronic form, as well as specific notification procedures in the event that such information is accessed or acquired by unauthorized individuals. Under these laws, among other things, businesses are required to implement and maintain reasonable security measures, such as encryption, designed to protect the computerized personal information of its customers or users from unauthorized access, disclosure or use. The definition of “personal information” varies by state, but may include online identifiers, IP address, contact information, geolocation data, social security numbers, credit card, bank account numbers and access codes and a username or email address in connection with a password or security question that would permit access to an online account. In the event that a business suffers a security breach, these laws may require the business to provide notice of the incident. If notification is required, the business must notify each individual whose data was included in the incident and in some circumstances the State Attorney General, other state agencies and consumer reporting bureaus. In addition to notifications required under state data breach laws, some other federal or state laws or guidelines may require notifications to other government agencies for incidents involving specific categories of information including but not limited to personal financial data, health data and tax data. Notice may not be required in some states where an investigation demonstrates there is no risk of harm. In addition, many states have adopted amendments to these laws, expanding the definition of “personal information” requiring notification, shortening the timing for required notification and imposing new regulator and consumer reporting bureau notification obligations in certain circumstances. If such personal information is accessed or acquired by unauthorized individuals, the business may be subject to litigation risks from impacted customers for harm to them potentially resulting in statutory fines or penalties, as well as civil liabilities. A business that suffers a breach may also experience harm to its reputation and business.
Privacy Policy Requirements

Online privacy policies are generally required for Web sites that collect personal information from consumers under the Federal Trade Commission Act. Privacy policies are also specifically required from children under the Children’s Online Privacy Protection Act (“COPPA”) and the residents of certain states, such as California, Colorado, Connecticut, Virginia, Utah, Florida, Texas, Oregon, Montana, Delaware, Iowa, Nebraska, New Hampshire and New Jersey. Any company that does publish a privacy policy is obligated to comply with its terms or risk being found to have engaged in a deceptive practice. Notably, the Federal Trade Commission (the “FTC”) and active state data privacy laws require that a posted privacy policy conspicuously and accurately disclose their user data collection and disclosure practices, including informing a business’ customers and users of the personal information that is collected, describing how that personal information is used and shared with third parties, and explaining how users may change or update such information. In addition to possible statutory fines or penalties, a Web site operator may be directly liable to its customers or users if it fails to comply with its posted privacy policy, if such noncompliance harms the users. Moreover, the FTC has increased its enforcement actions against businesses for data privacy violations, with a focus on children’s privacy and targeted advertising, and imposed significant civil penalties on companies that failed to comply with the representations made in their online privacy policies and/or adequately disclose the companies’ actual practices in such policies. Settlement agreements with the FTC frequently include 20 years of privacy audits and mandated revisions to the business’ privacy practices to facilitate protection and enable consumer control and can include civil penalties. In general, privacy policies are also expected and in certain circumstances required in the mobile application context, including in relation to the collection and use of precise geolocation and mobile device identifier data. Because of the sensitive nature of data that can be collected through mobile applications, mobile application developers should post a privacy policy accessible through the application or the application store, provide just‑in‑time disclosures, obtain affirmative express parental consent when collecting sensitive information such as children’s data or engaging in certain tracking activities and use enhanced measures or special notices to alert users to unexpected data use cases to follow best recommended practices from the FTC and State Attorneys General as well as certain requirements recently imposed by state law and mobile application store platform terms. The FTC has increased its scrutiny of mobile platforms and mobile applications and launched several investigations into application developers in recent years relating to misleading privacy disclosures, the over‑collection of data from a user’s mobile device and the collection of information from children under the age of 13 in violation of COPPA. FTC enforcement actions relating to the failure to properly disclose and obtain valid consent to data collection, use and sharing may result in a consent order requiring a business to delete all information that was improperly collected and used. Further, mobile application store platforms have increased their requirements and scrutiny of mobile applications available through their platforms, and failure to comply with mobile application store requirements can result in a mobile application’s removal from the mobile application store. Mobile location data sales and mobile apps that contain third-party location gathering software development kits (SDKs) have been the subject of significant scrutiny by Federal lawmakers over the years.
Business Impact and Liability Arising from New and Evolving Data Privacy and Cybersecurity Laws and Regulations

Data privacy and cybersecurity-related laws and regulations in the United States are evolving and are subject to potentially differing interpretations, and various U.S. federal and state legislative and regulatory bodies may expand or enact new data privacy and cybersecurity-related laws and regulations. For example, the state of California enacted the first comprehensive state data privacy law– the California Consumer Privacy Act of 2018 (the “CCPA”) – which came into effect on January 1, 2020, and which introduced and enhanced consumer rights for California residents and disclosure obligations relating to how personal information (which is defined broadly under the CCPA) is processed. In certain circumstances, the CCPA provides a California resident the right to direct a business not to sell his or her personal information or to delete his or personal information, as well as the right to access his or her personal information or to request certain details about how a business processes his or her personal information. The CCPA also provides children’s personal information heightened protection by prohibiting businesses from selling the personal information of a California resident whom the business has actual knowledge is less than 16 years of age unless the business receives affirmative authorization from the resident between the age of 13 and 16, or from his or her parent or guardian, if the individual is less than 13 years of age. California recently significantly amended the CCPA, under the California Privacy Rights Act of 2020 (the “CPRA”), which became effective on January 1, 2023, and enforceable on July 1, 2023. Of note, the CPRA expands the CCPA’s right to opt out and the obligation for businesses to obtain affirmative authorization for certain use of personal information of children less than 16 years of age to include not only the selling of personal information but also the sharing of personal information for cross-context behavioral advertising purposes. Outside of California, comprehensive state data privacy laws with similar requirements have become effective in California, Colorado, Connecticut, Virginia, Utah, Florida, Texas, Oregon, Montana, Delaware, Iowa, Nebraska, New Hampshire and New Jersey, with laws in Tennessee, Minnesota and Maryland becoming effective in 2025. Major industries we rely on (like the online advertising industry) are undergoing significant change to address these legal and regulatory developments, new platform rules and evolving consumer expectations. In this rapidly changing legal environment, our business may experience disruption in its ability to process certain consumer data, earn revenue from advertising inventory and obtain new users and subscribers of our games, and our operations may be further impacted if other states in the U.S. adopt similar laws or if comprehensive federal data privacy or cybersecurity laws are enacted. Such laws may require us to modify our data processing practices and policies and to incur substantial costs in order to investigate, comply and defend against potential regulatory enforcement actions or private class-action litigation.
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
The United States Federal Trade Commission, or the “FTC,” may also take action with respect to improper ratings pursuant to its broad authority to prohibit fraudulent, deceptive or unfair business practices.
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
Web sites or online services subject to COPPA must therefore obtain verifiable parental consent before engaging in online advertising that involves tracking of children under the age of 13. The Web site operator must also post and obtain parental consent to a clear online privacy policy that provides notice of what information is collected from children, how the information is used and a list of third parties with which the operator may share or sell the child’s information. The privacy policy must inform parents of their right to choose whether the child’s information can be shared with third parties, provide parents access to the child’s information and offer parents the opportunity to delete any collected information. If the company permits third-party advertising networks to use persistent identifiers to serve advertisements, the company must ensure that parental consent covers such collection, sharing and use. Moreover, the operator must establish and maintain reasonable procedures to protect the confidentiality, security and integrity of any personal information collected from children under 13 years of age. COPPA also prohibits conditioning a child’s participation in a game on the child disclosing more personal information than is reasonably necessary to participate in such activity. COPPA authorizes the FTC and the State Attorneys General to bring actions against Web site operators to enforce the statute, and provides for penalties of up to US$ 51,744 per violation. A 2023 enforcement action alleging COPPA violation by a video game maker resulted in civil penalties of US$ 275,000,000, the largest civil monetary penalty ever imposed under COPPA. A recent legislation expanding COPPA's requirement relating to third-party advertising and data collection and updating the agency’s COPPA Rule implementing the statute is currently under review, but may further impact our operations to the extent they involve the collection of information from children, if and when the amendments become effective.
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
ITEM 4.C. ORGANIZATIONAL STRUCTURE
The following is our organizational structure:

ITEM 4.D. PROPERTY, PLANTS AND EQUIPMENT
As of December 31, 2024, our property and equipment mainly consisted of (i) network servers, (ii) PCs and (iii) right–of-use assets. As of December 31, 2024, the net book value of our property and equipment was Won 9,957 million (US$ 6,737 thousand).
Korea
Our principal executive and administrative offices are located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea. We currently occupy 99,584 square feet of office space, which we lease from National IT Industry Promotion Agency, pursuant to an amendment agreement we entered into on November 26, 2024, amending our lease agreement dated January 1, 2025. The lease expires on December 31, 2026. The annual lease payment amounts to Won 921 million (US$ 623 thousand). The offices of Gravity NeoCyon, our 100% owned subsidiary as of December 31, 2024, are located at 12F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea. Gravity NeoCyon currently occupies 26,244 square feet of office space, subleased from us. The annual lease payment amounts to Won 347 million (US$ 235 thousand). We believe that the existing facilities of Gravity and Gravity NeoCyon are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

The United States
The office of Gravity Interactive, our wholly‑owned subsidiary in the United States, is located at 7001 Village Drive, Suite 150, Buena Park, California 90621. Gravity Interactive currently occupies 6,111 square feet of office space, leased from a third party. The annual lease payment amounts to Won 183 million (US$ 124 thousand). We believe that the existing facilities of Gravity Interactive are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
Taiwan
The office of Gravity Communications, our wholly‑owned subsidiary in Taiwan, is located at 14th Floor, No. 335 Ruiguang Road, Neihu District, Taipei City. Gravity Communications occupies 11,704 square feet of office space leased from a third party. The annual lease payment amounts to Won 268 million (US$ 181 thousand). We believe that the existing facilities of Gravity Communications are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.
Japan
The office of Gravity Game Arise, our wholly‑owned subsidiary in Japan, is located at 2F, 3-14-4, Hacchobori, Chuo-ku, Tokyo. Gravity Game Arise currently occupies 4,693 square feet of office space, leased from a third party. The annual lease payment amounts to Won 101 million (US$ 68 thousand). We believe that the existing facilities of Gravity Game Arise are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
Indonesia
The office of Gravity Game Link, our 70%‑owned subsidiary in Indonesia, is located at Jl. Arteri Pos Pengumben No. 8 RT. 05 / RW. 08, Sukabumi Selatan, Kebon Jeruk, RT.5/RW.8, Sukabumi Sel., Kec. Kb. Jeruk, Kota Jakarta Barat, Daerah Khusus Ibukota Jakarta. Gravity Game Link currently occupies 3,586 square feet of office space, leased from a third party. The annual lease payment amounts to Won 37 million (US$ 25 thousand). We believe that the existing facilities of Gravity Game Link are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
Thailand
The office of Gravity Game Tech, our wholly‑owned subsidiary in Thailand, is located at 139 Sethiwan Tower 19 Floor, Pan Rd, Silom, Bang Rak, Bangkok. Gravity Game Tech currently occupies 8,680 square feet of office space, leased from a third party. The annual lease payment amounts to Won 172 million (US$ 116 thousand). We believe that the existing facilities of Gravity Game Tech are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
Singapore
The office of Gravity Game Hub, our wholly‑owned subsidiary in Singapore, is located at #10-1~2, 100 Cecil Street, The Globe, Singapore. Gravity Game Hub currently occupies 2,670 square feet of office space, leased from a third party. The annual lease payment amounts to Won 79 million (US$ 53 thousand). We believe that the existing facilities of Gravity Game Hub are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
Hong Kong
The office of Gravity Game Vision, our wholly-owned subsidiary in Hong Kong, is located at 25th Floor, COS center, 56 Tsun Yip Street, Kowloon, KLN, Hong Kong. Gravity Game Vision currently occupies 977 square feet of office space, lease from a third party. The annual lease payment amounts to Won 77 million (US$ 52 thousand). We believe that the existing facilities of Gravity Game Vision are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

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
ITEM 5.A. OPERATING RESULTS
OVERVIEW
We are a leading developer and distributor of online games and mobile games in Thailand, Taiwan and Korea based on the number of peak concurrent users. Our headquarters is in Korea, and we are incorporated under the laws of Korea. Our revenues have been and continue to be driven primarily by our first game, Ragnarok Online, and other games developed based on the content of Ragnarok Online, particularly the mobile games Ragnarok Origin, Ragnarok X: Next Generation, Ragnarok M: Eternal Love and THE RAGNAROK (Ragnarok: Novice Hearts) which represented 42.1%, 10.6%, 10.6% and 10.7% in our total revenues in 2024, respectively. Our future growth and profitability will be determined by our ability to enhance the features on our existing games and introduce new games with characters, features and functions that gain market acceptance and following.
In 2024, our revenues decreased by 31.0% to Won 500,845 million (US$ 338,899 thousand) from Won 725,516 million in 2023. We recorded a net profit attributable to owners of the parent company of Won 84,919 million (US$ 57,462 thousand) in 2024 as compared to a net profit attributable to owners of the parent company of Won 132,019 million in 2023. Our gross profit margin increased to 38.7% in 2024 from 33.2% in 2023. Our operating profit margin was 17.0% in 2024 with an operating profit of Won 85,384 million (US$ 57,776 thousand) in 2024 as compared to an operating profit margin of 22.1% in 2023.

The decrease in revenues in 2024 was primarily due to decreased mobile games revenues from Ragnarok Origin in Southeast Asia, Taiwan, Hong Kong and Macau.

Our cost of revenues for 2024 decreased as compared to 2023 mainly due to decreased commissions paid for Ragnarok Origin in Southeast Asia, Taiwan, Hong Kong and Macau. Our operating expenses for 2024 increased as compared to 2023 mostly due to increased advertising expenses. Our revenue trend will continue to be materially affected in the future by the popularity of online and mobile games introduced by our competitors.
Our corporate income tax rate in Korea in 2024 was 21%.
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
The following table sets forth a breakdown of revenues by type of revenue and the percentage of total revenue for the periods indicated:

	Year Ended December 31
Revenue Type	2024		2024(1)		2023		2022
	(In millions of Korean Won and thousands of US$, except percentages)
Online games
Micro-transaction revenue	₩ 61,425	12.3%	US$	41,563	₩ 70,566	9.7%	₩ 80,147	17.3%
Royalties and license fees	15,564	3.1	10,532		10,451	1.4	9,109	2.0
Subtotal	76,989	15.4	52,095		81,017	11.1	89,256	19.3

Mobile games
Micro-transaction revenue	348,526	69.6	235,832		568,665	78.4	261,622	56.4
Royalties and license fees	57,150	11.4	38,670		60,939	8.4	97,150	21.0
Subtotal	405,676	81.0	274,502		629,604	86.8	358,772	77.4

Other revenue	18,180	3.6	12,302		14,895	2.1	15,590	3.3
Total	₩ 500,845	100%	US$	338,899	725,516	100.0%	₩ 463,618	100%
__________________
Notes:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,477.86 to US$ 1.00, the noon buying rate in effect on December 31, 2024, as certified by the Federal Reserve Bank of New York for customs purposes.
Cost of Revenues
Our cost of revenues consists principally of the following:
•operational expenses, commissions paid, royalty payments, server depreciation expenses, server maintenance costs and related personnel costs, mobile platform fees, channeling service fees and outsourcing fees related to developing updates to games currently commercially offered;

•royalty payments to the third parties that are developers of some of the games we offer as a service distributor based on license agreements; and
•payments to Mr. Myoung‑Jin Lee for the transfer of the copyright to use the storyline and characters from his “Ragnarok” cartoon series used in our games and other products based on Ragnarok. In addition to the initial lumpsum payment of Won 40 million, we are required to pay 1.0% or 1.5% of adjusted revenues (net of value‑added taxes and certain other expenses) or 2.5%, 5% or 10% of net income generated from the use of the Ragnarok brand, depending on the type of revenues received from the operation or licensing of Ragnarok Online.
Payments to Mr. Myoung‑Jin Lee amounted to Won 1,622 million (US$ 1,098 thousand) for 2024 and Won 2,585 million for 2023. The Ragnarok Game Development Agreement with Mr. Lee expires in January 2063.
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
Foreign Currency Effects
In 2024, 89.4% of our revenues were denominated in foreign currencies, primarily in the NT dollar, the Thai Baht, the Philippine Peso, the U.S. dollar and the Indonesia Rupiah.
In most of the countries in which our games are distributed, the revenues generated by our overseas subsidiaries and licensees are denominated in local currencies, which include the NT dollar, the Thai Baht, the U.S. Dollar, the Japanese Yen, the Euro and the Chinese Yuan. The revenues from those countries, other than the United States, Japan and European countries, are converted into the U.S. dollar for remittance of monthly royalty payments to us. Depreciation of these local currencies against the U.S. dollar will result in reduced monthly royalty payments in U.S. dollar terms, thereby having a negative impact on our net profit given that substantially all of our costs are denominated in Won.
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
As of December 31, 2024 and 2023, we had no foreign currency forward contracts outstanding. See ITEM 11. “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK—foreign currency risk.”
Income Tax Expenses
See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR REGULATORY ENVIRONMENT—Adverse changes in the withholding tax rates in the countries from which we receive license fees and royalties and adverse changes in ability to realize deferred tax assets could adversely affect our net profit.”
Segment Reporting
We operate the following business segments: online game, mobile game and others. The online game segment consists of Micro-transaction and subscription revenue, which is operated by us, and Royalties and license fee. The mobile game segment consists of Micro-transaction, which is operated by us, and Royalties and license fee. The remainder of our operation is categorized as “others.” In 2024, 2023 and 2022, the revenues of online game segment amounted to 15.4%, 11.1% and 19.3% of our consolidated revenues, respectively, the revenues of mobile game segment amounted to 81.0%, 86.8% and 77.4% of our consolidated revenues, respectively, and the revenues of others segment amounted to 3.6%, 2.1% and 3.3% of our consolidated revenues, respectively. The results of operations for our business segments substantially mirror our consolidated results of operations. For further information, see Note 24 of the notes to our consolidated financial statements included in this Annual Report.

	2024
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 90,832	₩ 465,026	₩ 23,963	₩ 579,821
Elimination of intersegment revenue	(13,843)	(59,350)	(5,783)	(78,976)
Consolidated net revenue	76,989	405,676	18,180	500,845
Depreciation/Amortization	1,725	2,699	4,809	9,233
Segment operating profit (1)	₩ 34,211	₩ 55,371	₩ (4,198)	₩ 85,384

	2023
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 96,487	₩ 697,736	₩ 21,149	₩ 815,372
Elimination of intersegment revenue	(15,470)	(68,132)	(6,254)	(89,856)
Consolidated net revenue	81,017	629,604	14,895	725,516
Depreciation/Amortization	1,436	2,158	4,064	7,658
Segment operating profit (1)	₩ 44,107	₩ 122,107	₩ (5,847)	₩ 160,367

	2022
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 107,326	₩ 404,362	₩ 21,740	₩ 533,428
Elimination of intersegment revenue	(18,069)	(45,591)	(6,150)	(69,810)
Consolidated net revenue	89,257	358,771	15,590	463,618
Depreciation/Amortization	1,349	1,873	3,840	7,062
Segment operating profit (1)	₩ 45,832	₩ 58,357	₩ 519	₩ 104,708
(1)Other profit or loss items that do not constitute operating profit are not separately disclosed because they are not reviewed by the chief operating decision maker by operating segment. See “—RESULTS OF OPERATIONS: 2024 COMPARED TO 2023—Segment Results.”
New Standards and Interpretations Not Yet Adopted by Us
Certain new accounting standards and interpretations that have been published but are not mandatory for the annual reporting period commencing January 1, 2024, have not been early adopted by us. For a further description of the methods used in the preparation of our consolidated financial statements and new standards and amendments not yet adopted, see Note 4 to our financial statements.

RESULTS OF OPERATIONS: 2024 COMPARED TO 2023
The following table summarizes our results of operations for the periods indicated:

	Years Ended December 31,
	2024	2024(1)		2023	% Changes
	(In millions of Korean Won and thousands of US$, except percentages)
Statements of Comprehensive Income
Revenues:
Online games	₩ 76,989	US$	52,095	81,017	(5.0)
Mobile games	405,676	274,502		629,604	(35.6)
Other revenue	18,180	12,302		14,895	22.1
Total revenues	500,845	338,899		725,516	(31.0)
Cost of revenues	306,903	207,667		484,958	(36.7)
Gross profit	193,942	131,232		240,558	(19.4)
Gross profit margin(2)	38.7%	38.7%		33.2%
Operating expenses:
Selling, general and administrative expenses	(92,491)	(62,584)		(66,066)	40.0
Research and development	(15,262)	(10,327)		(13,486)	13.2
Other income	789	534		913	(13.6)
Other expenses	(1,594)	(1,079)		(1,552)	2.7
Total operation expenses	108,558	73,456		80,191	35.4
Operating profit	85,384	57,776		160,367	(46.8)
Operating profit margin(3)	17.0%	17.0%		22.1%
Finance income (costs)
Finance income	30,889	20,901		23,267	32.8
Finance costs	(9,926)	(6,716)		(14,935)	(33.5)
Profit before income tax	106,347	71,961		168,699	(37.0)
Income tax expenses	21,445	14,511		36,717	(41.6)
Profit for the year	84,902	57,450		131,982	(35.7)
Other comprehensive income
Items that maybe subsequently reclassified to income or loss
Foreign currency translation adjustments	19,826	13,414		1,559	1,171.7
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit liabilities	24	16		7	242.9
Total comprehensive income for the year	104,752	70,880		133,548	(21.6)
Profit (loss) attributable to:
Owners of the Parent Company	₩ 84,919	US$	57,462	132,019	(35.7)
Non-controlling interest (4)	(17)	(12)		(37)	(54.1)
Total comprehensive income attributable to:
Owners of the Parent Company	₩ 104,704	US$	70,848	133,560	(21.6)
Non-controlling interest (4)	48	32		(12)	N/M

N/M = not meaningful
__________________

Notes:
(1)For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,477.86 to US$ 1.00, the noon buying rate in effect on December 31, 2024, as certified by the Federal Reserve Bank of New York for customs purposes.
(2)Gross profit margin for each period is calculated by dividing gross profit by total revenue for each period.
(3)Operating profit margin for each period is calculated by dividing operating profit by total revenue for each period.

(4)Represents the non‑controlling interest in Gravity NeoCyon, which was a 99.7%‑held subsidiary until March 2024, and became a wholly-owned subsidiary as of April 2024, and Gravity Game Link, a 70%-held subsidiary acquired in February 2019.
Revenues
Our total revenues decreased by 31.0% to Won 500,845 million (US$ 338,899 thousand) in 2024 from Won 725,516 million in 2023, primarily due to:

•a 35.6% decrease in revenues from mobile games to Won 405,676 million (US$ 274,502 thousand) in 2024 from Won 629,604 million in 2023. This decrease was mainly due to decreased revenues from Ragnarok Origin in Southeast Asia, Taiwan, Hong Kong and Macau, Ragnarok X: Next Generation and Ragnarok M: Eternal Love resulting from increased competition and weak demand for the games. This decrease was partially offset by revenues from Ragnarok Origin, which launched in North, Central and South America on February 28, 2024, and THE RAGNAROK (Ragnarok: Novice Hearts), which launched in Taiwan, Hong Kong and Macau on June 6, 2024, in Korea on September 9, 2024, and in Southeast Asia on October 31, 2024.

•a 5.0% decrease in revenue from online games to Won 76,989 million (US$ 52,095 thousand) in 2024 from Won 81,017 million in 2023. The decrease in revenues from online game was mostly due to decreased revenues from Ragnarok Online in Thailand and Taiwan resulting from increased competition and weak demand for the game; and
•a 22.1% increase in other revenue to Won 18,180 million (US$ 12,302 thousand) in 2024 from Won 14,895 million in 2023, which was mainly attributable to increased consignment revenue from Ragnarok Landverse launched in Thailand on July 12, 2024.
Cost of Revenues
Our cost of revenues decreased by 36.7% to Won 306,903 million (US$ 207,667 thousand) in 2024 from Won 484,958 million in 2023, primarily due to:
•a 39.5% decrease in commission paid to Won 273,843 million (US$ 185,297 thousand) in 2024 from Won 452,563 million in 2023, which was mainly due to decreased commissions paid in connection with mobile platform service fees, royalty payments and outsourcing fees for game services related to Ragnarok Origin. The decrease was partially offset by increased commissions paid for mobile platform service fees, royalty payments and outsourcing fees related to THE RAGNAROK (Ragnarok: Novice Hearts).
Gross Profit and Gross Profit Margin

As a result of the foregoing, our gross profit decreased by 19.4% to Won 193,942 million (US$ 131,232 thousand) in 2024 from Won 240,558 million in 2023. Our gross profit margin increased to 38.7% in 2024 from 33.2% in 2023 due to decreased revenues from Ragnarok Origin resulting in decreased platform service fees, royalties and commission payable to third parties with respect to Ragnarok Origin offered in Southeast Asia, Taiwan, Hong Kong and Macau.

Operating Expenses
Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 40.0% to Won 92,491 million (US$ 62,584 thousand) in 2024 from Won 66,066 million in 2023, primarily due to:

•a 183.5% increase in advertising expenses to Won 38,731 million (US$ 26,207 thousand) in 2024 from Won 13,661 million in 2023, mainly due to the launch of THE RAGNAROK (Ragnarok: Novice Hearts) in Taiwan, Hong Kong and Macau in June 2024, Korea in September 2024, Southeast Asia in October 2024; and
•an 11.1% increase in salaries to Won 22,991 million (US$ 15,557 thousand) in 2024 from Won 20,688 million in 2023, primarily resulting from an increase in the number of employees and of salary raises.
Research and development. Our research and development expenses increased by 13.2% to Won 15,262 million (US$ 10,327 thousand) in 2024 from Won 13,486 million in 2023, mainly due to an increase in development expenses for mobile games.

Other expenses. We had Won 1,577 million (US$ 1,067 thousand) in impairment losses on intangible assets and other non-current assets in 2024, compared to impairment losses on intangible assets of Won 1,531 million in 2023, which mostly consisted of impairment losses on intangible assets in relation to Mirren: Millennium Tour, Alterium Shift and Generation Zombie and other non-current assets in relation to Mirren: Millennium Tour and Generation Zombie.
Operating Profit and Operating Profit Margin
As a result of the cumulative effects of the reasons stated above, we recorded an operating profit of Won 85,384 million (US$57,776 thousand) in 2024, compared to operating profit of Won 160,367 million in 2023, and our operating profit margin was 17.0% and 22.1% in 2024 and 2023, respectively.
Net Finance Income (Costs)
We recorded net finance income of Won 20,963 million (US$ 14,185 thousand) in 2024, compared to a net finance income of Won 8,332 million in 2023. Net finance income (costs) includes primarily interest income and foreign currency gain (loss).
Income Tax Expenses
We recorded an income tax expense of Won 21,445 million (US$ 14,511 thousand) in 2024, compared to an income tax expense of Won 36,717 million in 2023. Our effective tax rate has been decreased from 22% in 2023 to 20% in 2024 mainly due to an increase of utilized tax credit, and a decrease of deferred tax liabilities related to investment in subsidiaries.
Non‑controlling Interest
Non‑controlling interest represents the net loss from Gravity NeoCyon, in which we held a 99.5% stake as of February 2024, 99.7% as of March 2024, until we acquired the remainder interests in April 2024, and net loss from Gravity Game Link, our 70%-held subsidiary, attributable to third-party minority interest holders.
Profit Attributable to Owners of the Parent Company
As a result of the foregoing, we recorded profit attributable to owners of the parent company of Won 84,919 million (US$ 57,462 thousand) in 2024 compared to profit attributable to owners of the parent company of Won 132,019 million in 2023.
Segment Results
Our net revenues from online game operations, prior to adjusting for inter-segment transactions, was Won 90,832 million (US$ 61,462 thousand) in 2024, which was a 5.9% decrease from Won 96,487 million in 2023. This was mainly due to decreased revenues related to Ragnarok Online in Thailand and Taiwan. Our net revenue from mobile game operations was Won 465,026 million (US$ 314,662 thousand) in 2024, which was a 33.4% decrease from Won 697,736 million in 2023. This was mainly due to decreased revenues from Ragnarok Origin in Southeast Asia, Taiwan, Hong Kong and Macau.
We recorded an operating profit of Won 34,211 million (US$ 23,149 thousand) from online game operations in 2024, which was a decrease of 22.4% from Won 44,107 million in 2023, resulting mainly from decreased revenues from Ragnarok Online in Thailand and Taiwan. Additionally, our operating profit from mobile game operations was Won 55,371 million (US$ 37,467 thousand) in 2024, which was a decrease of 54.7% from Won 122,107 million in 2023, resulting mainly from decreased revenues from Ragnarok Origin in Southeast Asia, Taiwan, Hong Kong and Macau.
RESULTS OF OPERATIONS: 2023 COMPARED TO 2022
For a comparison of our results of operations for the years ended December 31, 2023 and 2022, see ITEM 5.A "OPERATING RESULTS—RESULTS OF OPERATIONS—2023 Compared to 2022" in Amendment No. 1 to the annual report on Form 20-F filed with the SEC on November 15, 2024, which information is herein incorporated by reference.
ITEM 5.B. LIQUIDITY AND CAPITAL RESOURCES
Liquidity
Following the commercial launch of Ragnarok Online in August 2002, our principal sources of liquidity have been cash flows from our operating activities. As of December 31, 2024, we had approximately Won 228,898 million (US$ 154,885 thousand) in cash and cash equivalents. Our cash and cash equivalents primarily consist of bank deposits with a maturity of three months or less at the time of purchase and money market instruments where the underlying securities have a maturity of three months or less.
We generate cash primarily through revenues from micro transactions, royalties and license fees in relation to our mobile games, as well revenues from subscriptions and micro-transactions, royalties and license fees from our online games in various countries as described in ITEM 5.A. “OPERATING RESULTS—OVERVIEW—Revenues.” As our overseas operations are conducted primarily through our subsidiaries and our overseas licensees, our ability to finance our operations and any debt that we or our subsidiaries may incur depends, in part, on the payment of royalties and other fees by our overseas licensees and, to a lesser extent, the flow of dividends from our subsidiaries. The level of popularity of our games in the marketplace is a key factor in how much cash we can generate. Most of our cash disbursements relate to costs such as salaries and other overhead costs for game servicing, other selling, general and administrative activities and R&D activities.
Net cash used in investing activities has consisted primarily of increase in short-term financial instruments, purchases of intangible assets and property and equipment. Our net property and equipment decreased from Won 10,151 million as of December 31, 2023 to Won 9,957 million (US$ 6,737 thousand) as of December 31, 2024 mainly due to the depreciation of property and equipment during 2024. Our intangible assets increased from Won 6,370 million as of December 31, 2023 to Won 7,057 million (US$ 4,775 thousand) as of December 31, 2024 due to the acquisition of intangible assets during 2024.
Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We invest our cash in bank deposits and short‑term financial instruments, which primarily consist of money market instruments with maturities of one year or less. Our short‑term financial instruments increased from Won 277,215 million as of December 31, 2023 to Won 324,304 million (US$ 219,442 thousand) as of December 31, 2024. The increase in our short-term financial instruments in 2024 primarily resulted from the conversion of cash and cash equivalents into short-term financial instruments.
As of December 31, 2024, our primary source of liquidity was Won 228,898 million (US$ 154,885 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities will be sufficient to meet our capital needs through at least 2026. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. Incurring such debt would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations.
Cash Flows
The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2024	2024(1)		2023	2022
	(In millions of Korean Won and thousands of US$)
Cash and cash equivalents at beginning of year	₩ 184,082	US$	124,560	₩ 169,877	₩ 99,105
Net cash inflow from operating activities	78,555	53,155		132,430	98,278
Net cash outflow from investing activities	(47,034)	(31,826)		(116,579)	(22,340)
Net cash outflow from financing activities	(4,641)	(3,140)		(4,083)	(3,918)
Effect of exchange rate changes on cash and cash equivalents	17,936	12,136		2,437	(1,248)
Net increase (decrease) in cash and cash equivalents	44,816	30,325		14,205	70,772
Cash and cash equivalents at end of year	₩ 228,898	US$	154,885	₩ 184,082	₩ 169,877
__________________________
Note:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,477.86 to US$1.00, the noon buying rate in effect on December 31, 2024, as certified by the Federal Reserve Bank of New York for customs purposes.
Net cash inflow from operating activities. Net cash inflow from operating activities decreased to Won 78,555 million (US$ 53,155 thousand) in 2024 from Won 132,430 million in 2023, which was primarily due to decreased cash generated from operations in 2024. The increase in net cash inflow from operating activities in 2023 as compared to 2022 was primarily due to increased cash generated from operating activities in 2023.
Net cash outflow from investing activities. Net cash outflow from our investing activities in 2024 was Won 47,034 million (US$ 31,826 thousand), compared to Won 116,579 million in 2023. This decrease is primarily due to Won 42,265 million (US$ 28,599 thousand) of net increase of short-term financial instruments compared to net increase of Won 110,179 million of short-term financial instruments in 2023. The increase in net cash outflow from our investing activities in 2023 as compared to 2022 is primarily due to Won 110,179 million of net increase of short-term financial instruments compared to net increase of Won 19,000 million of short-term financial instruments in 2022.
Net cash outflow from financing activities. Net cash outflow from financing activities increased to Won 4,641 million (US$ 3,140 thousand) in 2024 from Won 4,083 million in 2023, which was primarily due to increased repayment of lease liabilities for renting additional offices. The increase in net cash outflow from financing activities in 2023 as compared to 2022 was also mainly due to increased repayment of lease liabilities for renting additional offices.
Material Cash Requirements
The following table sets forth a summary of our material cash requirements from known contractual and other obligations due by period as of December 31, 2024:

	Payments Due by Period
	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
	(In millions of Korean Won)
Lease obligations	₩	7,448	₩	3,349	₩	3,107	₩	992	₩	—
Purchase obligations	4,836		4,811		25		—		—
Total	₩	12,284	₩	8,160	₩	3,132	₩	992	₩	—

Long‑term debt obligations. We have financed our operations primarily through cash flows from operations as well as proceeds from our initial public offering of ADSs in February 2005. Therefore, there are currently no long‑term debt obligations.
Lease obligations. With respect to our operating lease obligations, the lease payments due by December 31, 2025 are Won 1,319 million, Won 101 million, Won 620 million, Won 172 million, Won 37 million, Won 195 million, Won 151 million, Won 560 million, Won 67 million, Won 73 million and Won 128 million for our principal offices in Seoul, offices for our subsidiary in Japan, Taiwan, Thailand, Indonesia, Singapore and Hong Kong, our rental server in Seoul, the United States and Taiwan and our company vehicle, respectively. The lease terms expire in December 2028, April 2025, November 2025, August 2025, May 2025, June 2025, April 2026, March 2026, February 2025, April 2025 and June 2025, respectively. The renewal terms in all of the leases are subject to market conditions.

Purchase obligations. In October 2021, we entered into a development agreement with Funigloo Co., Ltd. to develop games based on Ragnarok Online. In October 2024, we entered into an agreement with Kingnet Technology (HK) Limited to obtain the right to develop and publish a Nobunaga's Ambition licensed game. Additionally, we have entered into license agreements with various third-party game developers to secure the exclusive rights to publish the games developed by the third-party developers. With respect to our purchase obligations, we note that Won 4,811 million is due in the next 12 months and Won 25 million is due in one to three years.
Commitments for Capital Expenditures

We expect to have capital expenditure requirements for the ongoing expansion into other markets, including expenditures for expanding and upgrading our existing server equipment continuously, for developing new games internally, for acquiring and publishing third-party games, or for investing in enhancing our technological, marketing, distributing, and servicing capabilities. We believe that our internal cash flow from operations, together with our cash and cash equivalents, will be sufficient to satisfy our working capital requirements through at least 2026, including our new game development expenditures.
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
Our research and development expenditures were Won 15,262 million (US$ 10,327 thousand), Won 13,486 million and 13,797 million in 2024, 2023 and 2022, respectively. Our research and development expenses increased in 2024 mainly due to an increase in research and development expenses for mobile games.
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
ITEM 5.E. CRITICAL ACCOUNTING ESTIMATES

See Note 2 of the notes to our consolidated financial statements, which provide summaries of certain critical accounting estimates that require our management to make difficult, complex or subjective judgments relating to matters which are highly uncertain and that may have a material impact on our financial conditions and results of operations.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 6.A. DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth certain information relating to our directors and executive officers as of April 25, 2025. The business address of all of our directors and executive officers is our registered office at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea.

Name	Age	Position
Hyun Chul Park	53	Chief Executive Officer and Executive Director
Yoshinori Kitamura	56	Chairman of the Board of Directors, Chief Operating Officer and Chief Compliance Officer
Heung Gon Kim	59	Chief Financial Officer and Executive Director
Kazuki Morishita	51	Executive Director
Kazuya Sakai	60	Executive Director
Koji Yoshida	71	Executive Director
Jung Yoo	63	Independent Director
Yong Seon Kwon	66	Independent Director
Kee Woong Park	64	Independent Director
Hyo Eun Lim	49	Independent Director
Geum Ok Sim	53	Independent Director
Hyun Chul Park has served as our Chief Executive Officer and Executive Director since March 2011 and was an officer of our corporate management office from May 2009 to March 2011. Mr. Park has also been a Director and a President at Gravity Interactive since November 2014 and March 2021, respectively. He has been a Director and the Chief Operating Officer at Gravity NeoCyon since December 2009 and April 2012, respectively, and was a Director at Gravity Games from October 2010 to March 2018 and Chief Strategy Officer at Gravity NeoCyon from October 2010 to March 2012. He was also a Director at Gravity Game Arise from December 2019 to March 2021 and a Director at Gravity Communications from April 2018 to March 2023. He has been a general manager of the GV Business Division (formerly known as the International Business Division) at GungHo Online Entertainment, Inc. since September 2007. He worked as a general manager at the Content Producing Department of SEGA Networks (China) Co., Ltd. from July 2005 to September 2007 and as a manager of the Asia Division at SEGA Corporation from April 2004 to July 2005. He was a manager at the Overseas Marketing Team at ActozSoft Co., Ltd. from October 2002 to March 2004 and at Siementech Co., Ltd. from October 2001 to October 2002. He worked as part of the Engineer Team of Toyota Vista Tokyo Co., Ltd. from April 1998 to July 2001. Mr. Park obtained a diploma in Automotive Maintenance from the Tokyo College of Technology, which has since been renamed to the Tokyo College of Automotive Technology.
Yoshinori Kitamura has served as our Executive Director since March 2008, Chief Operating Officer since June 2008, Chairman of the Board of Directors since April 2011, and Chief Compliance Officer since December 2022. Mr. Kitamura was a Director at Gravity NeoCyon from October 2008 to October 2009 and has been its Chief Executive Officer since October 2009. He was the Chief Executive Officer of Gravity Entertainment from March 2008 to December 2019. He has been Chief Executive Officer of Gravity Interactive, Gravity Communications, Gravity Game Link, Gravity Game Tech, Gravity Game Arise, Gravity Game Hub, Gravity Game Vision and Gravity Game Unite since July 2008, April 2018, February 2019, April 2019, July 2019, January 2021, January 2022 and March 2025, respectively. He was also a Director at Gravity Games from October 2010 to March 2018 and a Director at Gravity EU SAS from July 2011 to November 2014. Mr. Kitamura has also been a Director and Executive General Manager of the GV Business Division (formerly known as International Business Division) at GungHo Online Entertainment, Inc. since March 2006 and June 2007, respectively, and was an Executive General Manager of the Marketing Division at GungHo Online Entertainment, Inc. from February 2003 to June 2007. He worked as a Director of GungHo Online Entertainment Korea, Inc. and GungHo Works, Inc. from March 2007 to October 2008 and from March 2008 to June 2008, respectively. Mr. Kitamura was a Director of L5 Games Inc. from July 2008 to its liquidation in August 2008. Mr. Kitamura also worked at NC Japan K.K. as marketing manager from January 2002 to January 2003 and ICC Corporation as business development manager from September 1999 to December 2001. Mr. Kitamura holds a bachelor’s degree in English Language and Literature from Bunkyo University.
Heung Gon Kim has served as our Chief Financial Officer and Executive Director since September 2008 and March 2021, respectively. Mr. Kim was the Chief Financial Officer at Gravity Interactive from June 2009 to March 2020, and has been a Director and a Vice President at Gravity Interactive since March 2011 and March 2021, respectively. Mr. Kim was a liquidator of Gravity Games from March 2018 to September 2018. He was a Director of Gravity Games from October 2010 to March 2018 and Chief Executive Officer of Gravity Games from March 2013 to March 2018. Mr. Kim was a Director of Gravity Entertainment from March 2011 to December 2019. He has been a Director and Chief Financial Officer of Gravity NeoCyon since March 2011 and May 2011, respectively. He has been a Director and Chief Financial Officer of Gravity Communications since April 2018. He has also been a Director of Gravity Game Link, Gravity Game Tech, Gravity Game Arise and Gravity Game Unite since February 2019, July 2019, July 2019 and March 2025, respectively. He has also been a Director and Chief Financial Officer of Gravity Game Vision since January 2022 and July 2022, respectively. Mr. Kim has also been a Director and Chief Financial Officer of Gravity Game Hub since January 2021 and March 2021, respectively. He was the general manager of our financial management division and accounting and treasury department from March 2007 to September 2008 and from September 2006 to March 2007, respectively. He also worked as a manager of our accounting team from April 2004 to September 2006. Mr. Kim worked at Modottel, Inc. as accounting team manager from June 2002 to April 2004. Mr. Kim holds a bachelor’s degree in Accounting from Chung‑Ang University.
Kazuki Morishita has served as our Executive Director since March 2008. Mr. Morishita has also been the President and Chief Executive Officer of GungHo Online Entertainment, Inc. since January 2004 and was the Chief Operating Officer of GungHo Online Entertainment, Inc. from August 2002 to January 2004. Mr. Morishita has been the Chairman of Alim Co., Ltd. since December 2024. In addition, he was a Director of Game Arts Co., Ltd. from December 2005 to March 2008 and has been the Chief Executive Officer of Game Arts Co., Ltd. since March 2008. Mr. Morishita was the Chief Executive Officer of SQUAD STARS, Inc. from June 2023 to March 2024 and has been the Chairman and CEO since March 2024 and has been the Chairman and Chief Executive Officer since March 2024. He has also been a Director of GungHo Online Entertainment America, Inc. since March 2012. He also was a Director of Grasshopper Manufacture, Inc. from March 2018 to May 2021. He was a Director at SUPERTRICK GAMES, Inc., from February 2013 to May 2018, the Chief Executive Officer from June 2018 to March 2022, and has been the Chairman since March 2022. Mr. Morishita was a Director at Acquire Corp. and Kahon 3 Oy. from October 2011 to November 2014, and from December 2013 to September 2014, respectively. Mr. Morishita was the Chairman of GungHo Works, Inc. from October 2007 to December 2009 and worked as a Director at GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008 and as a Director at Overdriver Game Technologies Ltd. from June 2012 to August 2013. He also was a general manager of the E‑service department at OnSale, Inc. from May 2001 to August 2002. Mr. Morishita served as Director of Kickers Network, Inc. from December 2000 to April 2001 and as Director of Dolphin Net, Inc. from March to November in 2000. Mr. Morishita worked as chief of the system sales department at Softcreate Co., Ltd. from July 1996 to February 2000. Mr. Morishita graduated from the High School Affiliated with Chiba University of Commerce.
Kazuya Sakai has served as our Executive Director since March 2009. He also served as Chief Financial Officer and Director since April 2004 and March 2005, respectively, and was the Investor Relations Officer of GungHo Online Entertainment, Inc., from July 2011 to April 2014. He has served as Director of Alim Co., Ltd., SQAUD STARS Inc., Games Art Co., Ltd., GungHo Online Entertainment Asia Pacific Pte. Ltd., SUPERTRICK GAMES Inc. and GungHo Online Entertainment America, Inc. since December 2024, June 2023, March 2017, September 2014, February 2013 and March 2012, respectively. He was also a Director of Grasshopper Manufacture, Inc., mspo, Inc., and Acquire Corp. from March 2018 to May 2021, from April 2018 to May 2021, and from July 2015 to December 2023, respectively. He was a liquidator of mspo, Inc. in May 2021. Mr. Sakai was a Director of PlayPhone, Inc. and GGF B.V. from July 2015 to August 2019 and from October 2013 to September 2014, respectively. He was a Director at Overdriver Game Technologies Ltd. from June 2012 to August 2013, and an Auditor of Acquire Corp. from October 2011 to July 2015. Additionally, he was Chief Executive Officer of Capri, Inc. from October 2008 to December 2009. He was a Director of

Gravity Entertainment from March 2008 to March 2011, and a Director of GungHo Works, Inc. from October 2007 to December 2009. Mr. Sakai was a Director of GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008 and Chief Executive Officer in October 2008 to its liquidation in October 2008. He was Chief Executive Officer of GungHo Asset Management, Inc. from January 2007 to October 2008. Mr. Sakai served as a general manager of Administration Division, Director and Chief Executive Officer of Expression Tools, Inc. from January 1993 to March 1996, from April 1996 to April 2000, and from April 2000 to November 2003, respectively. He worked at The Kyushu Sogo Bank, Ltd., the current name of which is The Shinwa Bank, Ltd., from April 1987 to December 1992. Mr. Sakai graduated from Kyushu Sangyo University with a bachelor’s degree in Commercial Science.
Koji Yoshida has served as our Executive Director since March 2024. He has also been a Director since March 2012 and has held the positions of Executive General Manager of Business Administration Division, Chief Customer Officer and Chief Crisis Management Officer since July 2011 at GungHo Online Entertainment, Inc. Mr. Yoshida has served as a Director at GungHo Online Entertainment Asia Pacific PTE. Ltd., SQUAD STARS, Inc. and Alim Co,, Ltd. since December 2014, June 2023 and December 2024, respectively. He served as a Director for Acquire Corp from November 2014 to December 2023. He obtained a B.A. in Economics from Keio University.
Jung Yoo has served as our Independent Director since March 2011. Mr. Yoo has been a Director at Merry Year International since October 2014, the Representative Partner of Samhasa GP since June 2007 and a member of the Board of Trustees of Euidang Foundation since August 2007. He was an Advisor to TCAD International, Inc. from March 2008 to March 2010 and an Independent Director of NHN Japan Corporation from September 2004 to April 2006. Mr. Yoo served as a Managing Director of PCCW Japan Ltd., from June 2000 to March 2007. He was a Partner at Pacific Cyber‑Venture Co., Ltd. from June 2000 to August 2002 and a Director at Techno‑Venture Co., Ltd. from June 2000 to August 2002. Mr. Yoo worked at Credit Suisse Trust and Banking Co., Ltd. from August 1998 to March 2000, Bain & Company Japan, Inc. from August 1996 to May 1998 and SK Securities Co., Ltd. from September 1991 to November 1994. Mr. Yoo received a B.A. degree in East Asian Languages and Cultures from the University of Southern California, an M.A. in Commerce from Waseda University and an MBA from INSEAD.
Yong Seon Kwon has served as our Independent Director since March 2019. Mr. Kwon has been an auditor of Jeongmyeong Metal Co. Ltd. since June 2024 and has served as a Director of Jeonghyeon Tax Services Company from January 2019 to June 2024. He was a taxpayer advocate manager at Sokcho Tax office from January 2015 to December 2018 and a litigation officer at Jungbu Regional Tax office from January 2012 to December 2014. Additionally, he was an investigation team manager at Jungbu Regional Tax office and Bucheon Tax office from November 2010 to January 2012. Mr. Kwon was also an investigator at Suwon Tax office from February 2000 to November 2009, and at Seocho Tax office and Ansan Tax office from February 1992 to February 2000. He was an investigator at Guro and Sogong Tax office and Gangseo Tax office from December 1983 to January 1992. He worked on tax administration litigation and civil suits at Incheon District Court from February 2005 to February 2007 and tax administration litigation and civil suits at Uijeongbu District Court from February 2011 to February 2014. Mr. Kwon received a B.A. in Accounting from the University of Seoul.
Kee Woong Park has served as our Independent Director since March 2020. Mr. Park has been the Chief Managing Partner of APEX LLC since September 2009 and a Management Committee Member of Construction Guarantee since March 2023. He has been the vice president of Trust Science Institute of Korea since January 2019. Mr. Park has also been a Director of Kwang-Sung School Foundation since July 2014. He was a visiting scholar at the University of British Columbia, Asia Law Center from January 2004 to June 2005, and he completed training at the Judicial Research & Training Institute of the Supreme Court of the Republic of Korea in February 1989. Mr. Park obtained an LL.B. degree from Seoul National University.
Hyo Eun Lim has served as our Independent Director since March 2023. Ms. Lim has been an accountant at Hanul LLC since January 2022 and a Finance Director at the Korea University Alumni Association of Economics Department from February 2018 to June 2024. She was the team leader of the Investment Examination & Review Team from April 2016 to January 2022, and the Risk Management team leader from April 2018 to March 2020 at ORIX Capital Korea. Ms. Lim also held senior manager positions of IFRS and Assurance HQ teams at Ernst & Young Global Limited, from January 2010 to December 2011, and January 2009 to January 2010, respectively. She is a registered member of the Korean Institute of Certified Public Accountants (KICPA) and Korean Association of Certified Public Tax Accountants (KACPTA) since November 2004. She obtained an M.A. in Buddhist Studies from Dongguk University and B.A. in Economics from Korea University.

Geum Ok Sim has served as our Independent Director since March 2024. Ms. Sim has been a Director at Daeyul Accounting Corporation since December 2024 and a Director at Accounting Corporation G-Pyung from September 2019 to December 2024. She was a Director at Jinil and Eujin Accounting Corporation from March 2016 to September 2019 and an Adjunct Professor at Gachon University from March 2017 to February 2019. Ms. Sim was a Director at T-Stone Co., Ltd and TIME Education Co., Ltd from April 2008 to March 2016. Additionally, she was an Audit Team Manager at KPMG Samjong from December 2001 to April 2008 and an accountant at KPMG Samjong Accounting Corp. from November 1996 to September 1999. She obtained a Ph.D. in Accounting & Taxation from Gachon University, an M.A. in Business Law from Yonsei University and B.A. in Accounting from Kyungwon University.
ITEM 6.B. COMPENSATION
We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2024, the aggregate amount of compensation paid by us to all directors and executive officers was Won 2,264 million (US$ 1,532 thousand). At our general meeting of shareholders held on March 31, 2025, our shareholders approved an aggregate amount of up to Won 4 billion (US$2,707 thousand) as compensation for our directors for 2025.
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
•Under Korean law, we are not required to have independent director oversight of director nominations or a compensation committee composed solely of independent directors with a written charter, which includes specific responsibilities and authority of the compensation committee. However, we have established a director nomination committee and a compensation committee in accordance with our articles of incorporation. Our director nomination committee and compensation committee are each composed of four non‑independent directors and three independent directors.
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
Director Nomination Committee
The director nomination committee consists of the following seven directors: Yoshinori Kitamura, Kazuya Sakai, Kazuki Morishita, Koji Yoshida, Yong Seon Kwon, Kee Woong Park and Jung Yoo. Three of the seven members, Yong Seon Kwon, Kee Woong Park and Jung Yoo, are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2). This committee is responsible for recommending and nominating candidates for our director positions. The committee is currently chaired by Yoshinori Kitamura.
Compensation Committee
The compensation committee consists of the following seven directors: Yoshinori Kitamura, Kazuki Morishita, Kazuya Sakai, Koji Yoshida, Yong Seon Kwon, Jung Yoo and Kee Woong Park. Three of the seven members, Yong Seon Kwon, Jung Yoo and Kee Woong Park, are independent directors within the meaning of NASDAQ Stock Market Rule 5605(a)(2). This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee is currently chaired by Yoshinori Kitamura.
ITEM 6.D. EMPLOYEES
As of December 31, 2024, we had 464 full‑time employees (not including employees of our subsidiaries). The total number of employees increased over the course of 2024 mainly due to increase of in-house development employees stemming from the increased number of games launched in 2024 and planned for 2025.

The following table sets forth the number of our employees by department as of the dates indicated:

	December 31,
	2024	2023	2022
Senior management	18	12	11
Finance	21	24	22
Marketing	110	101	96
Game development and support	315	300	271
Total	464	437	400
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
In addition, as of December 31, 2024, our subsidiaries had the number of employees as set forth in the following table:

	December 31,
	2024		2023		2022
Gravity Interactive, Inc.(1)	27	{4}	25	{4}	32	{4}
Gravity NeoCyon, Inc.(1)	208	{4}	188	{4}	197	{4}
Gravity Communications Co., Ltd.(1)	76	{5}	59	{5}	55	{6}
PT Gravity Game Link(1)	80	{5}	70	{5}	64	{5}
Gravity Game Tech Co., Ltd.(1)	93	{7}	79	{7}	71	{7}
Gravity Game Arise Co., Ltd.(1)	55	{4}	47	{4}	41	{4}
Gravity Game Hub PTE., Ltd.(1)	22	{5}	24	{5}	27	{5}
Gravity Game Vision., Ltd.(1)	9	{5}	7	{5}	7	{5}
Total	570		499		494
__________________________
Note:
(1)The number in {} is the number of employees (who are included in the total number) seconded from Gravity Co., Ltd. to the relevant subsidiary.
None of the employees of Gravity Interactive, Gravity NeoCyon, Gravity Communications, Gravity Game Link, Gravity Game Tech, Gravity Game Arise, Gravity Game Hub or Gravity Game Vision is represented by a labor union or covered by a collective bargaining agreement.
We have entered into a standard annual employment contract with most of our officers, managers and employees. These contracts include a covenant that prohibits the relevant officer, manager or employee from engaging in any activities that compete with our business during, and for six months after, the period of their employment with our company.
Under the severance payment plan that we have established in accordance with the Employee Retirement Benefit Security Act, employees in Korea with more than one year of service with us are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by the number of continuous years of employment. As of December 31, 2024, we provided Won 417 million (US$ 282 thousand) to 223 employees as severance payment, being 100% of our severance liability as of such date.
Pursuant to the Korean National Pension Law, we are required to pay 4.5% of each employee’s standard monthly income to the National Pension Corporation. Our employees are also required to pay 4.5% of their standard monthly income to the National Pension Corporation each month. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. Our employees can receive pension payments upon making a claim when they reach a certain age or lose all or part of their income due to disability, such as by receiving age pension payments when they reach the age of 65 after being registered for the national pension plan for at least 10 years and disability pension payments when a disease or illness acquired during the time they were registered for the national pension plan leaves a disability even after the disease or illness that originally caused the disability is cured. The total amount of contributions we, including our subsidiary in Korea, made to the National Pension Corporation in 2024 and 2023 was Won 1,334 million (US$ 902 thousand) and Won 1,175 million, respectively.
ITEM 6.E. SHARE OWNERSHIP
None of our current directors or officers beneficially owns our common shares.
Stock Option Plan
Under our articles of incorporation, we may grant options for the purchase of our shares to certain qualified directors, officers and employees. Set forth below are the details of our stock option plan as currently contained in our articles of incorporation:
•Stock options may be granted to our officers and employees who have contributed or are qualified to contribute to our establishment, management and technical innovation. Notwithstanding the foregoing, no stock options may be granted to any person who is (i) our largest shareholder, (ii) a holder of 10% or more of our shares outstanding, (iii) certain specially related persons of the person set forth in (i) and (ii) above or (iv) a shareholder who would own 10% or more of our shares upon exercise of options granted under the stock option plan; provided, however, that those who fall under the specially related persons upon becoming one of the officers of the concerned company (including part‑time officers of the affiliated company) shall be excluded from item (iii) above;
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
•Stock options can vest after two years from the stock option grant date and can be exercised up to five years from the vesting date; and
•Stock options may be cancelled by a resolution of our Board of Directors if (i) the officer or employee who holds the option voluntarily retires after being granted stock options, (ii) the officer or employee who holds the option causes material damage to us by willful misconduct or negligence, (iii) we are unable to deliver our shares or pay the prescribed amount due to bankruptcy or dissolution or (iv) the occurrence of any cause for cancellation of stock options specified in the stock option agreement.

Each stock option confers the right to the grantee to purchase one share of our common stock at the exercise price. On December 24, 2004, our shareholders approved the implementation of our employee stock option plan and the granting of stock options under this plan to our directors, officers and employees. All the stock options granted on December 24, 2004, have expired. There are no stock options exercisable as of December 31, 2024.

ITEM 6.F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED
COMPENSATION
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 7.A. MAJOR SHAREHOLDERS
The table below sets forth information known to us with respect to the beneficial ownership of our common shares as of April 25, 2025, by each person known to us to own beneficially 5% or more of our common shares based on 6,948,900 common shares outstanding. None of our common shares entitles the holder to any preferential voting rights. Beneficial ownership is determined in accordance with the Exchange Act and the rules and regulations promulgated thereunder and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities.

Name	Number of Shares Beneficially Owned	Percentage Beneficially Owned
GungHo Online Entertainment, Inc.	4,121,737	59.3%
To the best of our knowledge, as of December 31, 2024, approximately 47.5% of our common shares was held in the United States (in the form of ADSs). Also to the best of our knowledge, we had approximately 6,848 beneficial holders of our shares (in the form of ADSs) in the United States as of December 31, 2024. As of the date hereof, our largest shareholder GungHo beneficially owns 59.3% of the voting power of our common shares.
ITEM 7.B. RELATED PARTY TRANSACTIONS
As further disclosed in Note 25 of to our consolidated financial statements included elsewhere in this Annual Report, we engage in transactions with our related parties, including our largest shareholder, from time to time, involving the sale of our products to, and the purchase of products and services from, such related parties.
Relationship with GungHo Online Entertainment, Inc.
On April 1, 2008, GungHo acquired 3,640,619 shares of our common stock, which was approximately 52.4% of our total shares. On June 23, 2008 and June 24, 2008, GungHo acquired our ADSs representing 450,554.25 and 30,565.25 shares of the Company, respectively. As of April 25, 2025, GungHo beneficially owns approximately 4,121,737 shares of the Company’s common stock, constituting approximately 59.3% of the total issued and outstanding common shares. See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR COMPANY STRUCTURE—GungHo, the licensee of our games in Japan, our principal market in terms of revenues, is our majority shareholder, which gives them control of our board of directors.”
In July 2002, we entered into an agreement with GungHo, formerly known as OnSale, Inc., for the service and distribution of Ragnarok Online in Japan, which was renewed in September 2004, September 2006, September 2009, September 2012, September 2015, September 2017, September 2019, September 2021 and September 2023.
In August 2012, we entered into a co-development agreement with GungHo to develop Ragnarok Odyssey Ace for the PlayStation Vita platform, which was amended in January 2013, June 2013, February 2017, October 2019 and September 2023.

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
In August 2021, we entered into an agreement with GungHo Online Entertainment America, Inc. for the distribution of GRANDIA HD Collection in Korea, Hong Kong, Taiwan and Singapore, which was amended in August 2024.
In March 2024, we entered into an agreement with GungHo for the service and distribution of Ragnarok X: Next Generation in Japan, which was launched in November 2024.
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
As of December 31, 2024, 3,304,151 ADSs representing 3,304,151 shares of our common stock were outstanding.
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
Objects and Purposes
Under Article 2 of our articles of incorporation, our purpose is to engage in the following businesses: (i) consulting regarding software and development and distribution of software; (ii) software and compact disc development and sale; (iii) development of info-communications related software; (iv) production, development, distribution, sales and consulting of software such as game software as well as corresponding licensing; (v) online network game service; (vi) development of software for application packages; (vii) computer program development and sale; (viii) software import and export; (ix) electronic transactions; (x) character merchandising; (xi) animation; (xii) real estate lease; (xiii) rest area restaurant business; (xiv) media-related business; (xv) printing and publication; (xvi) production and distribution of audio and visual records; (xvii) production, development, distribution, sales and consulting of digital contents, including but not limited to, based on blockchain technologies such as NFT; (xviii) sport facilities including golf driving range, such as screen golf course and (xix) all businesses auxiliary to the above.
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
ITEM 10.C. MATERIAL CONTRACTS
We have not entered into any material contracts within the past two fiscal years other than in the ordinary course of business and other than those described in ITEM 4.B. “BUSINESS OVERVIEW—OVERVIEW” and ITEM 7. “MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—RELATED PARTY TRANSACTIONS" in this Annual Report.
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
Filing with the Korean Government in Connection with the Issuance of American Depositary Shares
In order for us to issue common shares represented by ADSs in an amount exceeding US$ 50 million, we are required to file a prior report of the issuance with the MOEF through the designated foreign exchange bank. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.
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
A foreign investor may appoint one or more standing proxies from among the KSD, foreign exchange banks, investment traders, investment brokers, collective investment business entities, internationally recognized foreign custodians and the Bank of Korea (only when related to a treasury bond, a treasury bill or a monetary stabilization bond, which is or will be acquired by a foreign central bank, an international financial organization or a foreign government), and cannot have any other apart from those standing proxies to represent or act on behalf of them in order to exercise rights in respect of acquired shares or other matters connected thereto. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

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
ITEM 10.E. TAXATION
KOREAN TAXATION
The following is a discussion of material Korean tax consequences to owners of our ADSs and common shares that are non‑resident individuals or non‑Korean corporations without a permanent establishment in Korea to which the relevant income is attributable or with which the relevant income is effectively connected. A non‑resident individual according to Korean tax laws means an individual who does not have an address in Korea or a place of residence for longer than a period of 183 days in Korea. A non‑Korean corporation is a corporation whose headquarter or main office is located overseas and does not have a place of effective management in Korea. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations, which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our ADSs and common shares, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.
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
Tax Treaties
Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, our common shares or ADSs. For example, under the Korea‑United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (respectively, including local income tax, depending on your shareholding ratio) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment or Holding Companies) of the Korea‑United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Additionally, under Article 16 (Capital Gains) of the Korea‑United States income tax treaty, the exemption on capital gains does not apply if you are an individual, and (i) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or (ii) you are present in Korea for a period or periods of 183 days or more during the taxable year.
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

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to its tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (e.g., dividends or capital gains) under an applicable tax treaty as the beneficial owner of such Korean source income, Korean tax law requires you (or your agent) to submit an application (in the case for reduced withholding tax rate, an “application for entitlement to reduced tax rate,” and in the case for exemption from withholding tax, an “application for tax exemption”) with a certificate of your tax residency issued by the competent authority of your country of tax residence, subject to certain exceptions (together, the “BO application”). For example, a U.S. resident would be required to provide a Form 6166 as a certificate of tax residency with the application for entitlement to reduced tax rate or the application for tax exemption, as the case may be. However, if an entity applies for the tax exemption for an amount equal to or exceeding Won 1 billion (including where the aggregate exempted amount within one year from the last day of the month in which the payment was made is equal to or exceeds Won 1 billion), in addition to the certificate of tax residence issued by a competent authority of the entity’s country of residence, the entity will be required to additionally submit (i) the names and addresses of all of the members of its board of directors, (ii) the identities and shareholding percentages of all of its shareholders (provided that, if there are more than 100 shareholders, it may instead submit a statement showing the total number of shareholders and the aggregate investment amount from each country) and (iii) audit reports for the most recent three years submitted to the country of residence (or, if the entity has been in existence for less than three years, all audit reports since its incorporation). Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle that is not the beneficial owner of such income (an “OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which in turn must submit an OIV report and a schedule of beneficial owners (and the BO applications collected from each beneficial owner, if such beneficial owner is applying for tax exemption) to the withholding agent prior to the payment date of such income. Effective from January 1, 2022, an OIV is deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established and (ii) such Korean source income is eligible for the treaty benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of a tax exemption application, the withholding agent is required to submit such application (together with the applicable OIV report in the event the income will be paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.
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
American Depositary Shares
If you hold our ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such ADSs, and the following discussion assumes that such treatment will be respected. Accordingly, upon the exchange of ADSs for a U.S. Holder’s proportionate interest in our common shares represented by such ADSs, (i) no gain or loss should be recognized to such U.S. Holder, (ii) such U.S. Holder’s tax basis in such common shares should be the same as its tax basis in such ADSs and (iii) the holding period in such common shares should include the holding period in such ADSs.

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
Based on the nature of our business, the composition of our income and assets, the value of our assets, and the market price of our ADSs, we believe that we were a PFIC for taxable years 2022 through 2024 and for taxable years 2008 through 2016 (though we believe we may not have been a PFIC for taxable years 2017 through 2021) and may be a PFIC in future taxable years. The determination of whether we are a PFIC must be made annually after the end of each taxable year, and our PFIC status for each taxable year will depend on particular facts and circumstances (such as the composition of our income and assets and the valuation of our assets, including goodwill and intangible assets, which may be determined by reference to the market price of our ADSs, which has fluctuated and may continue to fluctuate significantly over time) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for our past, current or future taxable years. Furthermore, if we are treated as a PFIC, and one or more of our subsidiaries are also treated as PFICs, you will generally be subject to the PFIC rules with respect to your indirect ownership of interests in such subsidiaries. Accordingly, U.S. Holders should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.
If we are a PFIC for any taxable year during which you hold our ADSs or common shares, we generally will continue to be treated as a PFIC with respect to you in all succeeding taxable years during which you hold the ADSs or common shares, regardless of whether we continue to meet the tests described above. Because we believe that we were a PFIC for taxable years 2022 through 2024 and for taxable years 2008 through 2016, if you held our ADSs or common shares during any of those taxable years, we would continue to be treated as a PFIC with respect to those ADSs or common shares for all succeeding years in which you hold them. Similarly, if you first acquired ADSs or common shares in any year in which we were not a PFIC and we became a PFIC in a subsequent year, we would be treated as a PFIC with respect to those ADSs or common shares for all succeeding years during which you hold them. You may terminate this continued PFIC status by making a “deemed sale election,” as discussed below under “U.S. Federal Income Tax Treatment of a Holder of ADSs or Common Shares Under PFIC Rules”.
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
U.S. Federal Income Tax Treatment of a Holder of ADSs or Common Shares Under PFIC Rules
If we are a PFIC for any taxable year during which you hold our ADSs or common shares, absent certain elections (including the mark-to-market election or qualified electing fund election described below), you generally will be subject to adverse tax consequences (regardless of whether we continue to be classified as a PFIC) with respect to (1) any “excess distribution” received with respect to our ADSs or common shares and (2) any gain recognized from a sale or disposition (including a pledge) of such ADSs or common shares (which may include gain realized by reason of transfers of ADSs or common shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) (together, the “excess distribution rules”). Generally, distributions you received in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years and the portion of your holding period for our ADSs or common shares will be treated as excess distributions. Under these excess distribution rules:
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
U.S. Federal Income Tax Treatment of a Shareholder If We Were Not a PFIC
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
Taxation of Gains from the Sale, Exchange or Other Disposition of Our ADSs or Common Shares
You generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our ADSs or common shares in an amount equal to the difference, if any, between (i) the amount realized on the sale, exchange or other disposition (without reduction for any Korean or other non‑U.S. tax withheld from such disposition, and determined in the case of sales or exchanges in currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if sold or exchanged on an established securities market and you are a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and (ii) your adjusted tax basis (as determined in U.S. dollars) in the ADSs or common shares. Such capital gain or loss will be long‑term capital gain (taxable at a reduced rate for non‑corporate U.S. Holders, including individuals) or loss if, on the date of sale, exchange or other disposition, you have held the ADSs or common shares for more than one year. The deductibility of capital losses is subject to limitations. You should consult with your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Korean tax imposed on a sale or other disposition of ADSs or common shares.
Information Reporting Regarding PFICs and Specified Foreign Financial Assets
If we are a PFIC, unless an exception applies, a U.S. Holder would be required to file IRS Form 8621 for each year in which the U.S. Holder owns our ADSs or common shares, including any taxable year in which the U.S. Holder (i) recognizes gain on the direct or indirect disposition of our ADSs or common shares, (ii) receives certain direct or indirect distributions from us or (iii) makes any of certain reportable elections (including a mark‑to‑market election). An IRS Form 8621 may also be required to be filed with respect to a Lower-tier PFIC. This requirement is in addition to other reporting requirements applicable to ownership in a PFIC. In the event a U.S. Holder does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may be extended.
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
Information Reporting and Backup Withholding
In general, information reporting will apply to payments of dividends in respect of our ADSs or common shares and the proceeds from the sale, exchange or redemption of our ADSs or common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient, such as certain corporations, and if required, adequately demonstrates that fact. In addition, backup withholding may apply to such payments unless (i) you are a corporation or other exempt recipient or (ii) you provide a correct taxpayer identification number and certify that you are not subject to back up withholding in the manner required. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS. Prospective investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.
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
As of December 31, 2024, of our total financial assets of Won 107,747 million (2023: Won 114,833 million), we had the U.S. dollar denominated financial assets of Won 103,021 million (2023: Won 111,616 million), the Japanese Yen denominated financial assets of Won 4,654 million (2023: Won 3,139 million) and other denominated financial assets of Won 72 million (2023: Won 78 million). As of December 31, 2024, of our total financial liabilities of Won 43,632 million (2023: Won 37,854 million), we had the U.S. dollar denominated financial liabilities of Won 43,009 million (2023: Won 36,344 million), the Japanese Yen denominated financial liabilities of Won 525 million (2023: Won 1,467 million), and other denominated liabilities of Won 98 million (2023: Won 43 million). For example, a hypothetical 10% appreciation of the Won against the Japanese Yen, the U.S. dollar, and other foreign currencies, in the aggregate, would reduce our cash flows by Won 6,411 million (2023: Won 7,698 million).

In 2024, Won 447,703 million (2023: Won 639,458 million) of our revenue was derived from currencies other than the Won: primarily the NT dollar, Won 114,410 million (2023: Won 176,071 million); the Japanese Yen, Won 18,857 million (2023: Won 18,999 million); the U.S. dollar, Won 34,653 million (2023: Won 22,702 million); the Thai Baht, Won 61,781 million (2023: Won 136,874 million); the Philippine Peso, Won 58,927 million (2023: Won 102,595 million); the Indonesian Rupiah, Won 32,373 million (2023: Won 58,763 million); the Malaysian Ringgit, Won 26,361 million (2023: Won 58,553 million); the Brazilian Real, Won 26,434 million (2023: Won 5,264 million) and the Hong Kong Dollar, Won 17,255 million (2023: Won 22,656 million). A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Won in 2024 would have reduced our revenue by Won 39,105 million (2023: Won 60,248 million).
As of April 25, 2025, we had no foreign currency forward contract outstanding. We may in the future enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risks, but we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Korean exchange control regulations that restrict our ability to convert the Won into the U.S. dollar, the Japanese Yen or the Euro under certain emergency circumstances.
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

Credit Risk
Our cash and cash equivalents and short‑term financial instruments are placed with several local financial institutions. Six different financial institutions are holding approximately 16.2%, 10.3%, 9.8%, 9.4%, 9.1% and 9.0% (2023: 15.2%, 11.1%, 10.0% and 9.9% in four different financial institutions, respectively), respectively of our cash and cash equivalents and short term financial instruments. We face a potential credit risk that the financial institutions may become insolvent and be unable to repay our principal and interest in a timely manner. While the management believes such financial institutions are of a high credit quality, it is difficult for us to predict the financial condition of the United States, Korean, Taiwanese, Thai, Singapore or Hong Kong banking sectors and the financial institutions that manage our cash holdings. We may be materially and adversely affected by any widespread failure in the United States, Korean, Taiwanese, Thai, Singapore or Hong Kong banking sectors caused by any economic downturn or volatile financial markets in the future.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act) as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded, that our disclosure controls and procedures as of December 31, 2024 were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
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

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

Our management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024, based upon criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and concluded that we maintained effective internal control over financial reporting as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included in ITEM 19 of this Annual Report.

Changes in Internal Control over Financial Reporting

There have been no other changes in our internal control over financial reporting that occurred during the year ended December 31, 2024, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
ITEM 16. RESERVED
ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mr. Yong Seon Kwon, our outside director, is an “audit committee financial expert,” as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes‑Oxley Act and Item 16.A of Form 20-F. Mr. Kwon is an independent director as such term is defined in Rule 10A‑3 of the Exchange Act for purposes of the listing standards of NASDAQ that are applicable.
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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The table below sets forth the aggregate fees billed or to be billed by Samil PricewaterhouseCoopers and its other PwC affiliates, our principal accountant categorized by the types of services provided and a brief description of the nature of such services.

	Year Ended, December 31
Type of Service	2024	2023	Nature of Services
	(In millions of Korean Won)
Audit Fees	₩ 1,553	₩ 1,501	Audit Service for the Company
Audit‑Related Fees	—	—
Tax Fees(1)	57	39
All Other Fees	—	—
Total	₩ 1,610	₩ 1,540
__________________
Notes:
(1)Tax fees consist of fee for corporate tax return and transfer pricing consulting services.

Pre-approval Policies and Procedures of the Audit Committee
Under our audit committee rules and policies, our audit committee or any member thereof, to whom approval authority has been delegated, must pre-approve all services that may be performed by our principal accountant after consulting our management.
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
ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16.J. INSIDER TRADING POLICIES

The Company has adopted insider trading policies and procedures governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Company’s insider trading policy is attached as Exhibit 19 to this Annual Report.
ITEM 16.K. CYBERSECURITY

Risk Management and Strategy

We prioritize the management of cybersecurity risk and the protection of information across our enterprise by embedding data protection and cybersecurity risk management in our operations. Our processes for assessing, identifying and managing material risks from cybersecurity threats have been integrated into our overall risk management system and processes. As a foundation of our cybersecurity risk management processes, we have implemented a layered governance structure, as discussed further below, to help assess, identify and manage cybersecurity risks.

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

As described in Item 3.D “Risk Factors,” our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Computer viruses, hackers, employee or vendor misconduct and other external hazards could expose our information systems and those of our vendors to security breaches, cybersecurity incidents or other disruptions, any of which could materially and adversely affect our business.

While we have experienced cybersecurity incidents, to date, we are not aware that we have experienced a material cybersecurity incident during fiscal years 2024, 2023 or 2022 .

We have contractual arrangements with a number of game developers under which these game developers provide cybersecurity controls for our games and their users. These controls include implementation of an information security management system, establishment of data management policies including data security protection measures, development of policies on risk management, assessment and response processes and conducting annual risk assessments. In addition, since obtaining ISO/IEC 27001 certification, we have carried out annual audits conducted by external certification bodies to ensure compliance with the standard.

The sophistication of cybersecurity threats, including through the use of artificial intelligence, continues to increase, and the controls and preventative actions we take to reduce the risk of cybersecurity incidents and protect our systems, including the regular testing of our cybersecurity incident response plan, may be insufficient. In addition, new technology that could result in greater operational efficiency may further expose our computer systems to the risk of cybersecurity incidents. To address these challenges, we provide regular employee training to promote the safe and responsible use of artificial intelligence (AI).

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

b.The Crisis Incident Management Team, comprising senior cybersecurity, finance, marketing and legal leaders across business segments, manages risks from matters related to business continuity including risks posed by cybersecurity threats, and implements controls to mitigate such operational risks. Among other processes, this team reviews the Company’s programs and processes related to information security, third-party risk, vendor management, facilities, unplanned downtime, business disruption, business continuity and disaster recovery. The team also addresses and manages cybersecurity incidents, natural disasters and business outages. The head of the team is responsible for reporting to the CISO who will then report to management, in the event of an actual crisis. In addition, upon the conclusion of an incident, the team provides an official comprehensive report to management outlining the incurred damages, the incident’s root cause and proposed future prevention measures.

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
2.1
Form of Stock Certificate of Registrant’s common stock, par value Won 500 per share (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F‑1 (file no. 333‑122159) filed on January 20, 2005)

2.2
Form of Amended and Restated Deposit Agreement among Registrant, Citibank, N.A., as depositary, and all holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts, including the form of American depositary receipt (incorporated by reference to our filing on Form F-6 (file no. 333-227893), filed on October 19, 2018)

2.d
Description of Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.d of our annual report on Form 20-F/A (file no. 000-51138) filed on November 15, 2024)

4.1
Agreement on Ragnarok Game Services and Related Matters, dated January 22, 2003, between Myoung-Jin Lee and Registrant (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.2*†	Amendment to Agreement on Ragnarok Game Services and Related Matters, dated September 26, 2024, between Myoung-Jin Lee and Registrant (translation in English)
8.1*	List of Registrant’s subsidiaries
11.1	Registrant’s Code of Ethics (amended, incorporated by reference to Exhibit 11.1 of our annual report on Form 20‑F (file no. 000‑51138) filed on June 30, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
19*	Insider Trading Policy
97	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97 of our annual report on Form 20-F/A (file no. 000-51138) filed on November 15, 2024)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
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
Date: April 25, 2025

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
Gravity Co., Ltd.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Gravity Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Revenue Recognition – Determination of estimated user life cycle for mobile games

As described in Notes 2, 4 and 14 to the consolidated financial statements, the Company has Korean Won 14,468 million deferred revenue related to mobile games as of December 31, 2024. The Company defers revenue for the remaining virtual currency consumable and permanent in-game items owned by active users at the end of the reporting period. Management considers a game user as an active user if the period between the time of the user’s most recent access of the game and the end of reporting period equals or is shorter than the estimated game users’ life cycle. Determining the estimated user life cycle is inherently subjective because it is not an explicitly defined period. Management estimates the game user's life cycle based on the average period from the game user's first payment date to the last access date for active paying game users.

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

/s/ Samil PricewaterhouseCoopers

Seoul, Korea
April 25, 2025

We have served as the Company's auditor since 2022.

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2024 and 2023

	Note	December 31, 2024	December 31, 2023
		(In millions of Korean won)
Assets
Cash and cash equivalents	5, 6, 23	₩ 228,898	₩ 184,082
Short-term financial instruments	6, 23	324,304	277,215
Accounts receivable, net	6, 7, 14, 23	81,152	71,213
Other receivables, net	6, 7, 23	1,572	3,637
Prepaid expenses	14	8,115	2,994
Other current financial assets	6, 23	6,602	4,439
Other current assets		2,967	3,319
Total current assets		653,610	546,899
Property and equipment, net	8, 22	9,957	10,151
Intangible assets, net	9	7,057	6,370
Deferred tax assets	19	5,617	5,952
Other non-current financial assets	6, 23	1,767	1,824
Other non-current assets	10	8,451	6,985
Total non-current assets		32,849	31,282
Total assets		₩ 686,459	₩ 578,181
Liabilities
Accounts payable	6, 23	₩ 67,930	₩ 61,778
Deferred revenue	14	26,761	18,093
Withholdings		1,588	3,072
Accrued expenses	6, 23	2,651	2,313
Income tax payable	19	6,507	16,927
Other current liabilities	6, 22, 23	3,212	4,251
Total current liabilities		108,649	106,434
Long-term accounts payable	6, 23	220	677
Long-term deferred revenue	14	2,572	1,785
Deferred tax liabilities	19	1,294	2,382
Other non-current liabilities	6, 22, 23	5,361	3,175
Total non-current liabilities		9,447	8,019
Total liabilities		118,096	114,453
Equity
Share capital	1, 13	3,474	3,474
Capital surplus	13	26,979	27,098
Other components of equity	13	23,801	4,016
Retained earnings	13	513,418	428,499
Equity attributable to owners of the Parent Company		567,672	463,087
Non-controlling interest		691	641
Total equity		568,363	463,728
Total liabilities and equity		₩ 686,459	₩ 578,181
The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2024, 2023 and 2022

	Note	2024	2023	2022
		(In millions of Korean won except per share data)
Revenues
Online games		₩ 76,989	₩ 81,017	₩ 89,256
Mobile games		405,676	629,604	358,772
Other revenue		18,180	14,895	15,590
Total Revenues	14, 24, 25	500,845	725,516	463,618
Cost of revenues	15	(306,903)	(484,958)	(267,365)
Gross profit		193,942	240,558	196,253
Selling, general and administrative expenses	15, 16	(92,491)	(66,066)	(77,614)
Research and development	15	(15,262)	(13,486)	(13,797)
Other income	17	789	913	605
Other expenses	17	(1,594)	(1,552)	(739)
Operating profit	24	85,384	160,367	104,708
Finance income	6, 18	30,889	23,267	15,953
Finance costs	6, 18	(9,926)	(14,935)	(10,779)
Profit before income tax		106,347	168,699	109,882
Income tax expenses	19	21,445	36,717	26,824
Profit for the year		₩ 84,902	₩ 131,982	₩ 83,058
Other comprehensive income
Items that may be subsequently reclassified to income or loss:
Foreign currency translation adjustments		19,826	1,559	285
Items that will not be reclassified to income or loss:
Remeasurement of defined benefit liabilities		24	7	(4)
Total comprehensive income for the year		₩ 104,752	₩ 133,548	₩ 83,339
Profit (loss) attributable to:
Owners of the Parent Company		84,919	132,019	83,162
Non‑controlling interest		(17)	(37)	(104)
Total comprehensive income (loss) attributable to:
Owners of the Parent Company		104,704	133,560	83,457
Non-controlling interest		48	(12)	(118)
Earnings per share (in Korean won)
Basic earnings per share	20	₩ 12,221	₩ 18,999	₩ 11,968
Diluted earnings per share	20	12,221	18,999	11,968
The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2024, 2023 and 2022

		Attributable to owners of the Parent Company					Non- controlling interest	Total equity
	Note	Share capital	Capital surplus	Other components of equity	Retained earnings	Total
		(In millions of Korean won)
Balance at January 1, 2022		₩ 3,474	₩ 27,098	₩ 2,180	₩ 213,318	₩ 246,070	₩ 771	₩ 246,841
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	83,162	83,162	(104)	83,058
Remeasurement of defined benefit liabilities		—	—	(3)	—	(3)	(1)	(4)
Foreign currency translation adjustments	13	—	—	298	—	298	(13)	285
Total comprehensive income (loss) for the year		—	—	295	83,162	83,457	(118)	83,339
Transaction with owners, recognized directly in equity		—	—	—	—	—	—	—
Balance at December 31, 2022		3,474	27,098	2,475	296,480	329,527	653	330,180
Balance at January 1, 2023		3,474	27,098	2,475	296,480	329,527	653	330,180
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	132,019	132,019	(37)	131,982
Remeasurement of defined benefit liabilities		—	—	4	—	4	3	7
Foreign currency translation adjustments	13	—	—	1,537	—	1,537	22	1,559
Total comprehensive income (loss) for the year		—	—	1,541	132,019	133,560	(12)	133,548
Transaction with owners, recognized directly in equity		—	—	—	—	—	—	—
Balance at December 31, 2023		3,474	27,098	4,016	428,499	463,087	641	463,728
Balance at January 1, 2024		3,474	27,098	4,016	428,499	463,087	641	463,728
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	84,919	84,919	(17)	84,902
Remeasurement of defined benefit liabilities		—	—	16	—	16	8	24
Foreign currency translation adjustments	13	—	—	19,769	—	19,769	57	19,826
Total comprehensive income (loss) for the year		—	—	19,785	84,919	104,704	48	104,752
Transaction with owners, recognized directly in equity
Transaction with non-controlling interests in capital increase of a subsidiary		—	(13)	—	—	(13)	(4)	(17)
Acquisition of non-controlling interest		—	(106)	—	—	(106)	6	(100)
Balance at December 31, 2024		₩ 3,474	₩ 26,979	₩ 23,801	₩ 513,418	₩ 567,672	₩ 691	₩ 568,363
The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024, 2023 and 2022

	Note	2024	2023	2022
		(In millions of Korean won)
Cash flows from operating activities
Cash generated from operations	21	₩ 95,574	₩ 150,232	₩ 124,674
Interest received		15,054	10,435	3,033
Interest paid		(130)	(157)	(122)
Income taxes paid		(31,943)	(28,080)	(29,307)
Net cash inflow from operating activities		78,555	132,430	98,278
Cash flows from investing activities
Increase in short‑term financial instruments, net		(42,265)	(110,179)	(19,000)
Increase in other non-current financial assets		(30)	(626)	(565)
Decrease in other non-current financial assets		8	—	—
Decrease in other current financial assets	9	7	3	5
Proceeds from disposal of property and equipment	8	7	21	15
Purchase of property and equipment	8	(614)	(2,461)	(739)
Purchase of intangible assets	9	(4,147)	(3,337)	(2,056)
Net cash outflow in investing activities		(47,034)	(116,579)	(22,340)
Cash flows from financing activities
Repayment of lease liabilities	22	(4,525)	(4,083)	(3,918)
Cost of issuing shares of subsidiaries		(16)	—	—
Acquisition of non-controlling interests		(100)	—	—
Net cash outflow in financing activities		(4,641)	(4,083)	(3,918)
Effect of exchange rate changes on cash and cash equivalents		17,936	2,437	(1,248)
Net increase (decrease) in cash and cash equivalents		44,816	14,205	70,772
Cash and cash equivalents at beginning of the year		184,082	169,877	99,105
Cash and cash equivalents at end of the year		₩ 228,898	₩ 184,082	₩ 169,877
The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. General Information

The Parent Company

GRAVITY CO., LTD. (“the Parent Company”) was incorporated on April 4, 2000, to engage in developing and publishing online and mobile games and other related business. The Parent Company’s headquarter is located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul, Korea. The Parent Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally in 91 markets. Also, the Parent Company has been operating Mobile games such as Ragnarok M: Eternal Love, Ragnarok Origin, Ragnarok X: Next Generation and THE RAGNAROK(Ragnarok: Novice Hearts) in the global market.

On February 8, 2005, the Parent Company listed its shares on the Nasdaq Stock Market in the United States, and issued 1,400,000 shares of common stocks in the form of American Depositary shares (“ADSs”) under the symbol “GRVY”.
As of December 31, 2024, the Parent Company’s total paid-in capital amounts to Korean Won("Won") 3,474 million. The Parent Company’s major shareholders and their respective percentage of ownership as of December 31, 2024 are as follows:

	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31
Others	2,827,163	40.69
	6,948,900	100.00
Consolidated Subsidiaries
Details of the consolidated subsidiaries as of December 31, 2024 and 2023 are as follows:

		Percentage of ownership (%)
Subsidiary	Location	2024	2023	Fiscal year end	Main business
Gravity Interactive, Inc.	U.S.A.	100.00	100.00	December	Online and mobile game services
Gravity NeoCyon, Inc. (*)	Korea	100.00	99.53	December	Mobile game development and service
Gravity Communications Co.,Ltd.	Taiwan	100.00	100.00	December	Online and mobile game services
PT. Gravity Game Link	Indonesia	70.00	70.00	December	Online and mobile game services
Gravity Game Tech Co.,Ltd.	Thailand	100.00	100.00	December	Online and mobile game services
Gravity Game Arise Co., Ltd.	Japan	100.00	100.00	December	Online and mobile game services
Gravity Game Hub PTE., Ltd.	Singapore	100.00	100.00	December	Online and mobile game services
Gravity Game Vision Limited.	Hong Kong	100.00	100.00	December	Online and mobile game services

(*) The Parent Company acquired an additional 0.47% ownership of Gravity NeoCyon, Inc. during the year ended December 31, 2024.

Condensed Financial Information of Subsidiaries
Details of the condensed financial information of subsidiaries as of and for the year ended December 31, 2024 and 2023 are as follows:

	2024
Subsidiaries	Total assets(*)	Total liabilities(*)	Revenue(*)	Profit(loss) For the year(*)
	(In millions of Korean won)
Gravity Interactive, Inc.	₩ 28,078	₩ 16,855	₩ 39,938	₩ 74
Gravity NeoCyon, Inc.	15,000	4,281	20,316	1,771
Gravity Communications Co., Ltd.	27,121	6,687	35,189	1,754
PT Gravity Game Link	2,693	367	1,476	(51)
Gravity Game Tech Co., Ltd.	72,123	23,780	48,771	6,860
Gravity Game Arise Co., Ltd.	7,712	1,192	5,574	(6,237)
Gravity Game Hub PTE., Ltd.	68,728	13,684	89,257	13,815
Gravity Game Vision Limited	72,468	26,756	160,067	21,946
(*) Amount before eliminating the intercompany transactions.

	2023
Subsidiaries	Total assets(*)	Total liabilities(*)	Revenue(*)	Profit(loss) For the year(*)
	(In millions of Korean won)
Gravity Interactive, Inc.	₩ 23,445	₩ 13,671	₩ 49,818	₩ 1,113
Gravity NeoCyon, Inc.	11,747	5,784	19,408	(1,270)
Gravity Communications Co., Ltd.	35,754	9,227	33,122	10,116
PT Gravity Game Link	2,461	303	2,234	(103)
Gravity Game Tech Co., Ltd.	50,672	8,081	30,604	11,308
Gravity Game Arise Co., Ltd.	7,058	1,683	3,807	(5,393)
Gravity Game Hub PTE., Ltd.	74,229	37,718	287,950	34,160
Gravity Game Vision Limited	51,811	10,753	145,653	23,547
(*) Amounts before eliminating the intercompany transactions.

2. Basis of Accounting

Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”). These consolidated financial statements were authorized for issuance by the board of directors on April 25, 2025.

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
3. New Standards and Interpretations Adopted During the Year and Resulting Changes in Accounting Policies
New and Amended Standards Adopted by the Group
The Group has applied the following standards and amendments for the first time for the annual reporting period commencing January 1, 2024.

Amendments to IAS 1 ‘Presentation of Financial Statement’ – Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants

The amendments to IAS 1 clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. Covenants with which the Group must comply after the reporting date do not affect a liability’s classification at that date. The amendment requires the Group to disclose the information about the risk that the liabilities could become repayable within 12 months after the reporting date if a liability is classified as a non-current liability that the Group must comply with covenants within 12 months after the reporting period. The amendments do not have a significant impact on the financial statements

Amendments to IAS 7 ‘Statement of Cash Flows’ and IFRS 7 ‘Financial Instruments: Disclosures’ – Supplier finance arrangements

The amendments require entity to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk when applying supplier finance arrangements. The amendments do not have a significant impact on the financial statements.

Amendments to IFRS 16 ‘Lease’ – Lease Liability in a Sale and Leaseback
The amendments require a seller-lessee shall determine lease payments or revised lease payments in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee when subsequently measuring lease liabilities arising from a sale and leaseback. The amendments do not have a significant impact on the financial statements.
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
Segment Reporting
Information of each operating segment is reported in a manner consistent with the internal business segment reporting provided to the chief operating decision-maker (Note 24). The CEO, as the chief operating decision-maker, is responsible for allocating resources and assessing performance of the operating segments
Cash and Cash Equivalents
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

•Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or costs’ and impairment losses are presented in ‘other non-operating expenses.’

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
Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to owners of the Parent by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding, increased by common stock equivalents. However, for the years ended December 31, 2024, 2023 and 2022, there have been no common stock equivalents outstanding.
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
Standards Issued but not yet Effective
The following new accounting standards and interpretations have been published that are not mandatory for December 31, 2024 reporting period and have not been early adopted by the Group

•Lack of Exchangeability (Amendment to IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’)
•Classification and Measurement of Financial Instruments (Amendment to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’)
•Annual Improvements to IFRS Accounting Standards
- IFRS 1 ‘First-time adoption of International Financial Reporting Standards’;
- IFRS 7 ‘Financial instruments: Disclosures’;
- IFRS 9 ‘Financial instruments’;
- IFRS 10 ‘Consolidated financial instruments’; and
- IAS 7 ‘Statement of cash flows’
•IFRS 18, ‘Presentation and Disclosure in Financial Statements’
•IFRS 19, ‘Subsidiaries without Public Accountability: Disclosures’

5. Cash and Cash Equivalents
(1)Cash and cash equivalents as of December 31, 2024 and 2023 consist of the follows:

	December 31, 2024		December 31, 2023
	(In millions of Korean won)
Deposits in banks	228,898		184,082
Total	₩	228,898	₩	184,082
(2)The Group does not have any restricted cash and cash equivalents as of December 31, 2024 and 2023.
6. Financial Instruments by Category
(1)Carrying amounts of financial instruments by category as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Financial assets at amortized cost	(In millions of Korean won)
Cash and cash equivalents	₩ 228,898	₩ 184,082
Short-term financial instruments	324,304	277,215
Accounts receivable, net	81,152	71,213
Other receivables, net	16	7
Other current financial assets(*1)	6,602	4,439
Other non-current financial assets(*2)	1,767	1,824
Total	₩ 642,739	₩ 538,780
(*1) Other current financial assets consist of accrued income and deposits.
(*2) Other non-current financial assets consist of deposits.

	December 31, 2024	December 31, 2023
Financial liabilities at amortized cost	(In millions of Korean won)
Accounts payable (*)	₩ 63,328	₩ 57,615
Long-term accounts payable	220	677
Accrued expenses (*)	313	395
Other current liabilities	3,179	4,225
Other non-current liabilities	3,942	2,337
Total	₩ 70,982	₩ 65,249
(*)Annual leave allowance, bonus accruals, etc. that should be paid to employees are excluded.
(2)Net income and expenses from financial instruments for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Financial assets at amortized cost	(In millions of Korean won)
Interest income	₩ 17,059	₩ 11,487	₩ 4,496
Differences in foreign currency	5,813	(1,654)	2,101
Financial assets at fair value through profit or loss
Interest income	—	5	5
Financial liabilities at amortized cost
Interest expense	(135)	(162)	(127)
Differences in foreign currency	(1,773)	(1,344)	(1,301)
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

For the other financial instruments, the Group applied other valuation techniques such as discounted cash flow, etc.
7. Accounts and Other Receivables
(1)Accounts and other receivables as of December 31, 2024 and 2023 are as follows:

	December 31, 2024		December 31, 2023
	(In millions of Korean won)
Accounts receivable
Non-related party	₩	78,368	₩	69,867
Related party	3,334		1,972
Less : Loss allowance	(550)		(626)
Accounts receivables, net	₩	81,152	₩	71,213

	December 31, 2024		December 31, 2023
	(In millions of Korean won)
Other receivables
Non-related party	₩	1,577	₩	3,642
Related party	—		—
Less: Loss allowance	(5)		(5)
Other receivables, net	₩	1,572	₩	3,637
(2)Changes in the loss allowance of accounts and other receivables during the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
	(In millions of Korean won)
Accounts receivable
Beginning balance	₩ 626	₩ 319	₩ 689
Bad debt expenses	589	1,402	701
Reversal of allowance for doubtful accounts	—	—	—
Write-off	(665)	(1,095)	(1,071)
Ending balance	₩ 550	₩ 626	₩ 319

	2024	2023	2022
	(In millions of Korean won)
Other receivables
Beginning balance	₩ 5	₩ 5	₩ 5
Bad debt expenses	—	—	—
Reversal of allowance for doubtful accounts	—	—	—
Write-off	—	—	—
Ending balance	₩ 5	₩ 5	₩ 5

(3)Expected credit losses (ECLs) and credit risk exposures for accounts and other receivables as of December 31, 2024 and 2023 are as follows:
① Accounts receivables

As of December 31, 2024	Expected loss rate	Carrying amount	Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	0.4%	₩ 81,335	₩ 351
More than 90 days ~ Less than 180 days	22.5%	214	48
More than 180 days ~ Less than 270 days	87.0%	13	11
More than 270 days ~ Less than 1 year	100.0%	5	5
More than 1 year	100.0%	135	135
Total		₩ 81,702	₩ 550

As of December 31, 2023	Expected loss rate	Carrying amount	Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	0.6%	₩ 71,334	₩ 438
More than 90 days ~ Less than 180 days	3.2%	315	10
More than 180 days ~ Less than 270 days	57.4%	27	16
More than 270 days ~ Less than 1 year	87.3%	5	4
More than 1 year	100.0%	158	158
Total		₩ 71,839	₩ 626
② Other receivables

As of December 31, 2024	Expected loss rate	Carrying amount	Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	—%	₩ 1,566	₩ —
More than 90 days ~ Less than 180 days	—%	6	—
More than 180 days ~ Less than 270 days	—%	—	—
More than 270 days ~ Less than 1 year	—%	—	—
More than 1 year	100%	5	5
Total		₩ 1,577	₩ 5

As of December 31, 2023	Expected loss rate	Carrying amount	Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	—%	₩ 3,637	₩ —
More than 90 days ~ Less than 180 days	—%	—	—
More than 180 days ~ Less than 270 days	—%	—	—
More than 270 days ~ Less than 1 year	—%	—	—
More than 1 year	100%	5	5
Total		₩ 3,642	₩ 5

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
8. Property and Equipment
(1)Details of property and equipment as of December 31, 2024 and 2023 are as follows:

	December 31, 2024
	Acquisition price	Accumulated depreciation	Book amount
	(In millions of Korean won)
Computer and other equipment	₩ 7,360	₩ (5,966)	₩ 1,394
Furniture and fixture	1,845	(1,625)	220
Construction In Progress	—	—	—
Vehicle	9	(9)	—
Leasehold improvements	3,528	(2,349)	1,179
Right-of-use assets	13,087	(5,923)	7,164
Total	₩ 25,829	₩ (15,872)	₩ 9,957

	December 31, 2023
	Acquisition price	Accumulated depreciation	Book amount
	(In millions of Korean won)
Computer and other equipment	₩ 7,186	₩ (5,650)	₩ 1,536
Furniture and fixture	1,887	(1,620)	267
Construction in progress	1,209	—	1,209
Vehicle	9	(8)	1
Leasehold improvements	2,172	(1,655)	517
Right-of-use assets	15,514	(8,893)	6,621
Total	₩ 27,977	₩ (17,826)	₩ 10,151
(2)Changes in property and equipment for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024
	Computer and other equipment	Furniture and fixture	Construction in progress	Vehicle	Leasehold improvements	Right-of- use assets	Total
	(In millions of Korean won)
Beginning balance	₩ 1,536	₩ 267	₩ 1,209	₩ 1	₩ 517	₩ 6,621	₩ 10,151
Lease	—	—	—	—	—	131	131
Acquisitions/Capital expenditure	475	130	—	—	11	4,781	5,397
Depreciation	(650)	(180)	—	(1)	(639)	(4,553)	(6,023)
Disposals/Disposition/Removals	—	—	—	—	—	—	—
Reclassification	—	—	(1,291)	—	1,291	—	—
Foreign exchange differences	33	3	82	—	(1)	184	301
Ending balance	₩ 1,394	₩ 220	₩ —	₩ —	₩ 1,179	₩ 7,164	₩ 9,957

	2023
	Computer and other equipment	Furniture and fixture	Construction in progress	Vehicle	Leasehold improvements	Right-of- use assets	Total
	(In millions of Korean won)
Beginning balance	₩ 1,113	₩ 338	₩ —	₩ 4	₩ 727	₩ 5,958	₩ 8,140
Leases	—	—	—	—	—	261	261
Acquisitions/Capital expenditure	1,065	105	1,209	—	82	4,443	6,904
Depreciation	(656)	(177)	—	(3)	(300)	(4,116)	(5,252)
Disposals/Disposition/Removals	—	(1)	—	—	—	—	(1)
Reclassification	(1)	1	—	—	—	—	—
Foreign exchange differences	15	1	—	—	8	75	99
Ending balance	₩ 1,536	₩ 267	₩ 1,209	₩ 1	₩ 517	₩ 6,621	₩ 10,151

	2022
	Computer and other equipment	Furniture and fixture	Construction in progress	Vehicle	Leasehold improvements	Right-of-use assets	Total
	(In millions of Korean won)
Beginning balance	₩ 1,455	₩ 380	₩ —	₩ 6	₩ 757	₩ 8,740	₩ 11,338
Leases	—	—	—	—	—	(64)	(64)
Acquisitions/Capital expenditure	307	181	—	—	252	1,209	1,949
Depreciation	(657)	(222)	—	(2)	(266)	(3,998)	(5,145)
Disposals/Disposition/Removals	(1)	(2)	—	—	(10)	(45)	(58)
Reclassification	(6)	6	—	—	—	—	—
Foreign exchange differences	15	(5)	—	—	(6)	116	120
Ending balance	₩ 1,113	₩ 338	₩ —	₩ 4	₩ 727	₩ 5,958	₩ 8,140
(3)Classification of depreciation expenses in the statements of comprehensive income for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
	(In millions of Korean won)
Cost of revenues	₩ 1,750	₩ 1,853	₩ 2,028
Selling, general and administrative expenses	4,240	3,369	2,976
Research and development	33	30	141
Total	₩ 6,023	₩ 5,252	₩ 5,145
(4)As of the end of the reporting period, there are no property and equipment that are pledged as collateral for the Group’s debts.

9. Intangible Assets
(1)Details of intangible assets as of December 31, 2024 and 2023 are as follows:

	December 31, 2024
	(In millions of Korean Won)
	Acquisition price	Accumulated amortization(*)	Book Amount
Software	₩ 16,536	₩ (14,752)	₩ 1,784
Industrial property rights	1,746	(863)	883
License fee	9,087	(4,725)	4,362
Other intangible assets	1,109	(1,081)	28
Total	₩ 28,478	₩ (21,421)	₩ 7,057

	December 31, 2023
	(In millions of Korean Won)
	Acquisition price	Accumulated amortization(*)	Book Amount
Software	₩ 17,567	₩ (14,787)	₩ 2,780
Industrial property rights	1,376	(750)	626
License fee	8,510	(5,832)	2,678
Other intangible assets	1,367	(1,081)	286
Total	₩ 28,820	₩ (22,450)	₩ 6,370
(*)Accumulated amortization includes the amount of accumulated impairment loss.
(2)Changes in intangible assets for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024
	Software	Industrial property rights	License fee	Other intangible assets	Total
	(In millions of Korean won)
Beginning balance	₩ 2,780	₩ 626	₩ 2,678	₩ 286	₩ 6,370
Acquisitions/Capital expenditure	379	369	3,755	3	4,506
Amortization	(1,382)	(112)	(1,717)	—	(3,211)
Disposals	—	—	—	(3)	(3)
Reclassification	—	—	258	(258)	—
Impairment(*)	—	—	(615)	—	(615)
Foreign exchange differences	7	—	3	—	10
Ending balance	₩ 1,784	₩ 883	₩ 4,362	₩ 28	₩ 7,057

(*)The Group recognized Won 615 million of impairment loss as carrying amount of the other intangible assets exceeded recoverable amount as of December 31, 2024.

	2023
	Software	Industrial property rights	License fee	Other intangible assets	Total
	(In millions of Korean won)
Beginning balance	₩ 1,938	₩ 545	₩ 1,351	₩ 35	₩ 3,869
Acquisitions/Capital expenditure	2,136	170	3,886	263	6,455
Amortization	(1,296)	(83)	(1,027)	—	(2,406)
Disposals	—	(6)	—	(12)	(18)
Impairment(*)	—	—	(1,531)	—	(1,531)
Foreign exchange differences	2	—	(1)	—	1
Ending balance	₩ 2,780	₩ 626	₩ 2,678	₩ 286	₩ 6,370
(*)The Group recognized Won 1,531 million of impairment loss as carrying amount of the license exceeded recoverable amount as of December 31, 2023.

	2022
	Software	Industrial property rights	License fee	Other intangible assets	Total
	(In millions of Korean won)
Beginning balance	₩ 1,264	₩ 483	₩ 1,430	₩ 165	₩ 3,342
Acquisitions/Capital expenditure	1,856	138	747	—	2,741
Amortization	(1,184)	(71)	(538)	(124)	(1,917)
Disposals	—	(5)	—	(5)	(10)
Impairment(*)	—	—	(293)	—	(293)
Foreign exchange differences	2	—	5	(1)	6
Ending balance	₩ 1,938	₩ 545	₩ 1,351	₩ 35	₩ 3,869
(*)The Group recognized Won 293 million of impairment loss as carrying amount of the license exceeded recoverable amount as of December 31, 2022.
(3)Classification of amortization in the statements of comprehensive income for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024		2023		2022
	(In millions of Korean won)
Cost of revenues	₩	936	₩	708	₩	719
Selling, general and administrative expenses	1,747		1,340		1,155
Research and development	528		358		43
Total	₩	3,211	₩	2,406	₩	1,917

10. Other Non-Current Assets

	December 31, 2024		December 31, 2023
	(In millions of Korean won)
Prepaid Expenses(*)	₩	8,132	₩	6,309

Other	319		676
Total	₩	8,451	₩	6,985
(*)Prepaid Expenses consist of the minimum guaranteed royalty paid to third parties.

11. Employee Benefits
The expenses recognized in relation to defined contribution plan for the years ended December 31, 2024, 2023 and 2022 are Won 2,655 million, Won 2,413 million and Won 2,181 million, respectively. Won 74 million and Won 47 million in relation to the defined benefit plan is recognized as other non-current liabilities as of December 31, 2024 and December 31, 2023, respectively.
12. Commitments and Contingencies

The Group has entered into license agreements with various third-party game developers to secure exclusive right to publish the games developed by the third-party developers. Upfront license fees paid are capitalized and recognized as other intangible assets and minimum guaranteed royalties are capitalized and recognized as other non-current asset. Purchase obligations for future payment related to above agreements as of December 31, 2024 and 2023 are Won 4,836 million and Won 4,942million, respectively.
As of December 31, 2024, the Group benefited from payment guarantee of USD 244,450 (Won 359 million) from KB Kookmin Bank regarding overseas IP contracts.

As of December 31, 2024, the Group has been provided with a payment guarantee amounting to Won 518 million from Seoul Guarantee Insurance Co., Ltd.

13. Capital
(1)Details of common shares as of December 31, 2024 and 2023 are as follows:

	December 31, 2024		December 31, 2023
	(In Korean won and number of shares)
Number of authorized shares	40,000,000		40,000,000
Value per share	₩	500	₩	500
Number of shares issued	6,948,900		6,948,900
Common shares	₩	3,474,450,000	₩	3,474,450,000
(2)Details of capital surplus as of December 31, 2024 and 2023 are as follows:

	December 31, 2024		December 31, 2023
	(In millions of Korean won)
Additional paid in capital	₩	25,292	₩	25,292
Other capital surplus	1,687		1,806
Total	₩	26,979	₩	27,098
(3)Details of other components of equity as of December 31, 2024 and 2023 are as follows:

	December 31, 2024		December 31, 2023
	(In millions of Korean won)
Factors for re-measurement of defined benefit liabilities	₩	16	₩	—
Foreign currency translation adjustments	23,785		4,016
Total	₩	23,801	₩	4,016

(4)Details of retained earnings as of December 31, 2024 and 2023 are as follows:

	December 31, 2024		December 31, 2023
	(In millions of Korean won)
Unappropriated retained earnings	₩	513,418	₩	428,499
(5)According to the Parent company's Articles of Incorporation, the Parent company may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as of December 31, 2024 and 2023.
14. Revenue from Contracts with Customers
(1)Details of revenue from contracts with customers based on the service contract type and the timing of satisfaction of performance obligations are as follows:

	2024	2023	2022
	(In millions of Korean won)
Service contract
Micro-transaction revenue
Online game	₩ 61,425	₩ 70,566	₩ 80,147
Mobile game	348,526	568,665	261,622
	409,951	639,231	341,769
Royalties and license fees
Online game	15,564	10,451	9,109
Mobile game	57,150	60,939	97,150
	72,714	71,390	106,259

Others	18,180	14,895	15,590
	500,845	725,516	463,618
Timing of satisfaction of performance obligations
At a point in time	111	119	25
Over time	500,734	725,397	463,593
	₩ 500,845	₩ 725,516	₩ 463,618
(2)Accounts receivables, incremental costs of obtaining a contract, and contract liabilities related to contracts with customers as of December 31, 2024 and 2023 are as follows:

	2024	2023
	(In millions of Korean won)
Accounts receivable	₩ 81,152	₩ 71,213
Incremental costs of obtaining a contract (Prepaid expenses)	2,386	1,557
Contract liabilities (Deferred revenue)	29,332	19,875
Micro-transaction revenue	25,290	17,159
Royalties and license fees	4,037	2,426
Other	5	290
(3)The amount of revenue recognized from previous period’s contract liabilities satisfied during the years ended December 31, 2024 and 2023 are Won 17,159 million and Won 16,788 million in Micro-transaction revenue; Won

641 million and Won 71 million in Royalties and license fees and Won 290 million and Won 1,685 million in Website and application development, respectively.
(4)Transaction price allocated to unsatisfied performance obligations as of December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
	(In millions of Korean won)
Micro-transaction revenue
Online game	₩ 10,822	₩ 10,216	₩ 9,918
Mobile game	14,468	6,943	6,869
	25,290	17,159	16,787
Royalties and license fees
Online game	448	164	49
Mobile game	3,589	2,262	52
	4,037	2,426	101

Others	5	290	1,686
Total	₩ 29,332	₩ 19,875	₩ 18,574
The Group’s management expects to recognize 91.2% (Won 26,761 million) of the transaction price allocated to contracts that have not been performed as of December 31, 2024 as revenue within 12 months. The remaining 8.8% (Won 2,571 million) is expected to be recognized as revenue thereafter. The amounts disclosed above do not include variable consideration which is constrained.
(5)Details of incremental costs of obtaining a contract recognized as assets as of and for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024		December 31, 2023
	(In millions of Korean won)
Capitalized platform processing fee	₩	2,386	₩	1,557
Details of incremental costs of obtaining a contract recognized as cost of revenues as of December 31, 2024, 2023 and 2022 are as follows:

	2024		2023		2022
	(In millions of Korean won)
Incremental costs of obtaining a contract recognized as cost of revenues	₩	1,557	₩	1,722	₩	861

15. Classification of Expenses by Nature
Details of classification of expenses by nature for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
	(In millions of Korean won)
Advertising expenses	₩ 38,731	₩ 13,661	₩ 29,898
Fees and commissions	293,302	472,324	259,024
Lease expenses	1,380	1,292	1,179
Bad debt	589	1,402	701
Outsourcing expenses	9,215	13,053	11,415
Salaries	50,092	44,339	40,315
Expenses related to defined contribution and benefit plans	3,022	2,505	2,255
Employee benefits	4,538	4,256	3,895
Depreciation	6,023	5,252	5,145
Amortization	3,211	2,406	1,917
Other expenses	4,553	4,020	3,032
Total	₩ 414,656	₩ 564,510	₩ 358,776

Total expenses consist of cost of sales, selling, general and administrative expenses and research and development.
16. Selling, General and Administrative Expenses
Details of the selling, general and administrative expenses for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
	(In millions of Korean won)
Advertising expenses	₩ 38,731	₩ 13,661	₩ 29,898
Bad debt	589	1,402	701
Outsourcing expenses	1,953	2,085	3,755
Fees and commissions	14,613	16,662	15,909
Lease expenses	773	712	646
Salaries	22,991	20,688	17,598
Expenses related to defined contribution and benefit plans	1,181	991	783
Employee benefits	2,385	2,257	1,972
Depreciation	4,240	3,369	2,976
Amortization	1,747	1,340	1,155
Other expenses	3,288	2,899	2,221
Total	₩ 92,491	₩ 66,066	₩ 77,614

17. Other Income and Expenses
(1)Details of other income for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024		2023		2022
	(In millions of Korean won)
Gain on disposal of property and equipment	₩	8	₩	20	₩	15
Settlement proceeds	363		—		—
Miscellaneous gain	418		893		590
Total	₩	789	₩	913	₩	605
(2)Details of other expenses for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
	(In millions of Korean won)
Loss on retirement and disposal of property and equipment	₩ 6	₩ —	₩ —
Impairment loss on intangible assets	615	1,531	293
Impairment loss on other non-current assets (*)	962	—	177
Loss on retirement and disposal of intangible assets	—	6	4
Miscellaneous loss	11	15	265
Total	₩ 1,594	₩ 1,552	₩ 739
(*)The Group recognized an impairment loss as the recoverable amount was less than the book value of minimum guaranteed royalties for the game in service.
18. Finance Income and Costs
Details of finance income and costs for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024		2023		2022
	(In millions of Korean won)
Finance income
Interest income	₩	17,059	₩	11,492	₩	4,501
Unrealized foreign currency gain	3,579		1,417		689
Gain on foreign currency transactions	10,251		10,358		10,763
Total	₩	30,889	₩	23,267	₩	15,953
Finance costs
Unrealized foreign currency loss	₩	2,026	₩	1,595	₩	1,311
Loss on foreign currency transactions	7,765		13,178		9,341
Interest expense	135		162		127
Total	₩	9,926	₩	14,935	₩	10,779

19. Income Tax Expense
(1)Details of income tax expense for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024		2023		2022
	(In millions of Korean won)
Current tax on profit for the year
Current year	₩	22,199	₩	37,459	₩	27,932
Deferred tax expense
Change in net deferred tax assets	(754)		(742)		(1,108)
Income tax expense	₩	21,445	₩	36,717	₩	26,824
(2)The differences between the tax expense on the Group’s profit before tax and the amount that would arise using the statutory tax rate applicable to profits of the entities for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
	(In millions of Korean won)
Profit before income tax	₩ 106,347	₩ 168,699	₩ 109,882
Income tax using the statutory tax rate of each country	19,749	31,300	23,951
Adjustments
Expenses not deductible for tax purpose	481	9	7
Non taxable income	(350)	(131)	—
Withholding tax	6,322	8,615	5,028
Utilization of previously unrecognized loss carried forward	(298)	(714)	(239)
Tax credit	(1,413)	(1,174)	(2,131)
Corporate tax on unappropriated earnings	95	(134)	1,085
Changes in deferred tax liabilities related to investment in subsidiaries	(1,058)	(422)	(1,101)
Others	(2,083)	(632)	224
Total adjustments	1,696	5,417	2,873
Income tax expense	₩ 21,445	₩ 36,717	₩ 26,824
Effective tax rate	20%	22%	24%

(3)Details of the changes in deferred income tax assets (liabilities) for the years ended December 31, 2024 and 2023 are as follows:

	2024
	Beginning balance	Increase (decrease)	Ending balance
	(In millions of Korean won)
Deferred income tax on temporary differences
Property and equipment	₩ 51	₩ 126	₩ 177
Intangible assets	665	(582)	83
Other non-current assets	25	(11)	14
Accounts payables	1,518	252	1,770
Accrued expenses	282	29	311
Deferred revenue	355	(273)	82
Allowance for doubtful account	1,179	(1,122)	57
Other non-current liabilities	82	(4)	78
Lease	(38)	22	(16)
Investments in subsidiaries	(2,368)	1,170	(1,198)
Others	882	(1,143)	(261)
Sub Total	2,633	(1,536)	1,097
Deferred tax due to carry-forward losses	701	448	1,149
Deferred tax due to tax credit carry-forward	236	1,842	2,078
Deferred tax assets (*)	5,952	(335)	5,617
Deferred tax liabilities	₩ (2,382)	₩ 1,088	₩ (1,294)

	2023
	Beginning balance	Increase (decrease)	Ending balance
	(In millions of Korean won)
Deferred income tax on temporary differences
Property and equipment	₩ 38	₩ 13	₩ 51
Intangible assets	442	223	665
Other non-current assets	202	(177)	25
Accounts payables	1,701	(183)	1,518
Accrued expenses	233	49	282
Deferred revenue	94	261	355
Allowance for doubtful account	299	880	1,179
Other non-current liabilities	81	1	82
Lease	(30)	(8)	(38)
Investments in subsidiaries	(2,791)	423	(2,368)
Others	(278)	1,160	882
Sub Total	(9)	2,642	2,633
Deferred tax due to carry-forward deficits	759	(58)	701
Deferred tax due to tax credit carry-forward	2,078	(1,842)	236
Deferred tax assets (*)	5,660	292	5,952
Deferred tax liabilities	₩ (2,832)	₩ 450	₩ (2,382)

(*) The future realizability of deferred tax assets is reassessed by taking into consideration various factors such as the each entity's performance, the overall economic environment and industry outlook, expected future earnings and deductible period of tax credits carry-forward and carry-forward deficits. As of December 31, 2024 and 2023, the Group has recognized deferred tax assets related to temporary differences, tax loss carryforward and tax credit carryforwards, which can be utilized based on the likelihood of each entity's future taxable income. This amount may change if the estimate of future taxable income changes.

(4)Details of unused tax loss carryforwards and unused tax credit carryforwards that are not recognized as deferred income tax assets as of December 31, 2024 are as follows:

Year of expiration	Unused loss carryforwards	Unused tax credit carryforwards
2025	₩ 1,421	₩ 148
2026	2,002	175
2027	352	163
2028	2,135	520
2029	348	402
After 2029	9,571	986
Total	₩ 15,829	₩ 2,394
(5) As of December 31, 2024 and 2023, the Group did not recognize deferred income tax asset for the temporary difference of Won 22,504 million and Won 23,087 million relating to investments in subsidiaries as it is not probable such temporary differences can be utilized in the foreseeable future.

(6) The gross balances of deferred tax assets and liabilities for the years ended December 31, 2024 and 2023, is as follows:

	December 31, 2024	December 31, 2023
	(In millions of Korean won)
Deferred tax assets
- Deferred tax assets to be recovered after more than 12 months	₩ 2,784	₩ 1,601
- Deferred tax assets to be recovered within 12 months	5,725	5,801
Sub-total	8,509	7,402
Deferred tax liabilities
- Deferred tax liabilities to be recovered after more than 12 months	(1,019)	(15)
- Deferred tax liabilities to be recovered within 12 months	(3,167)	(3,817)
Sub-total	(4,186)	(3,832)
Deferred tax assets (liabilities), net	₩ 4,323	₩ 3,570

(7) The impact of the global minimum tax

The Group is required to pay an additional tax amount on the difference between the GloBE effective tax rate of each subsidiary's jurisdiction and the minimum tax rate of 15%, in accordance with the Pillar 2 legislation. All entities within the Group have an effective tax rate that exceeds 15%, except for Gravity Game Vision Limited that operates in Hong Kong.
The Pillar 2 income tax expense recognized during the year ended December 31, 2024 is Won 457 million, and exceptions have been applied regarding the recognition and disclosure of related deferred tax assets and liabilities

20. Earnings per Share
Basic earnings per share is calculated by dividing the profit attributable to owners of the Parent by the weighted average number of common shares outstanding each year.
(1)Basic earnings per share

	2024		2023		2022
	(In millions of Korean won, except per share data)
Profit attributable to owners of the Parent	₩	84,919	₩	132,019	₩	83,162
Weighted average outstanding shares of common shares	6,948,900		6,948,900		6,948,900
Basic earnings per share	₩	12,221	₩	18,999	₩	11,968
(2)Diluted earnings per share
As of and for the years ended December 31, 2024, 2023 and 2022, the Group does not have dilutive potential ordinary shares outstanding. Accordingly, the diluted earnings per share for the years ended December 31, 2024, 2023 and 2022 are the same as the basic earnings per share.

21. Statements of Cash Flows
(1)Cash generated from operations for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
	(In millions of Korean won)
Profit for the year	₩ 84,902	₩ 131,982	₩ 83,058
Depreciation expense	6,023	5,252	5,145
Amortization expense	3,211	2,406	1,917
Bad debt expenses	589	1,402	701
Unrealized foreign currency loss	2,026	1,595	1,311
Interest expense	135	162	127
Loss on disposal of property and equipment	6	—	—
Impairment loss on intangible assets	615	1,531	293
Impairment loss on other non-current assets	962	—	177
Post-employment benefit expense	127	23	66
Income tax expense	21,445	36,717	26,824
Unrealized foreign currency gain	(3,579)	(1,417)	(689)
Interest income	(17,059)	(11,492)	(4,501)
Gain on disposal of property and equipment	(8)	(20)	(15)
Others	—	6	6
Change in accounts receivable	(1,886)	2,365	(38,199)
Change in other receivables	2,748	(3,770)	899
Change in prepaid expenses	(4,493)	397	(104)
Change in prepayment	—	(1)	(1,641)
Change in other current assets	(124)	(696)	34
Change in other non-current assets	(2,318)	(3,486)	218
Change in accounts payable	(2,879)	(13,837)	43,900
Change in deferred revenue	5,984	(1,292)	4,915
Change in withholdings	(1,546)	(262)	(631)
Change in accrued expenses	226	255	547
Change in other current liabilities	—	165	301
Change in other non-current liabilities	467	2,247	15
Total	₩ 95,574	₩ 150,232	₩ 124,674
(2)Significant non-cash transactions for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
	(In millions of Korean won)
Reclassification of prepayment to intangible assets	₩ 212	₩ 102	₩ 64
Increase of accounts payable relating to the acquisition of software	292	2,033	609
Acquisitions of right-of-use assets	4,912	4,704	1,209
Increase of accounts payable relating to the acquisition of other intangible assets	2,557	1,147	—
Reclassification of other non-current financial asset to other non- current assets	—	1,030	—

(3)Changes in liabilities arising from financing activities for the year ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
	(In millions of Korean won)
Beginning of the year	₩ 6,562	₩ 5,963	₩ 8,730
Cash flows used in financing activities – Payment of lease liabilities	(4,525)	(4,083)	(3,918)
Cash flows from operating activities – Interest paid	(130)	(157)	(122)
Non-cash transactions
Acquisitions – leases	4,912	4,358	1,209
Interest expense	130	157	122
Others	(17)	260	(124)
Translation difference	189	64	66
Ending of the year	₩ 7,121	₩ 6,562	₩ 5,963

22. Lease
The Group leases offices, vehicles and others. The leases typically run for a period of 1 ~5 years, with an option to renew or terminate the lease after that date. There are no restrictions or covenants imposed to leases, but the lease assets shall not be provided as collateral for borrowings.
(1)Details of right-of-use assets and lease liabilities recognized in the consolidated statements of financial position as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
	(In millions of Korean won)
Right-of-use assets(*1)
Offices	₩ 6,250	₩ 4,720
Vehicles	121	368
Others	793	1,533
Total	₩ 7,164	₩ 6,621
Lease liabilities(*2)
Current	3,179	4,225
Non-current	3,942	2,337
Total	₩ 7,121	₩ 6,562
(*1)Right-of-use assets are included in the ‘Property and equipment’ in the consolidated statement of financial position.
(*2)Lease liabilities are included in the ‘Other current liabilities’ and ‘Other non-current liabilities’ in the consolidated statement of financial position.

(2)Changes in right-of-use assets for the years ended December 31, 2024 and 2023 are as follows:

	2024
	Offices	Vehicles	Others	Total
	(In millions of Korean won)
Balance as of January 1, 2024	₩ 4,720	₩ 368	₩ 1,533	₩ 6,621
Depreciation	(3,208)	(247)	(1,098)	(4,553)
Reassessment	7	—	124	131
Acquisitions	4,574	—	207	4,781
Disposals	—	—	—	—
Translation difference	157	—	27	184
Balance as of December 31, 2024	₩ 6,250	₩ 121	₩ 793	₩ 7,164

	2023
	Offices	Vehicles	Others	Total
	(In millions of Korean won)
Balance as of January 1, 2023	₩ 5,067	₩ 65	₩ 826	₩ 5,958
Depreciation	(2,794)	(239)	(1,083)	(4,116)
Reassessment	210	52	(1)	261
Acquisitions	2,178	490	1,775	4,443
Disposals	—	—	—	—
Translation difference	59	—	16	75
Balance as of December 31, 2023	₩ 4,720	₩ 368	₩ 1,533	₩ 6,621
(3)Details of amounts recognized in the consolidated statements of profit or loss for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
	(In millions of Korean won)
Interest expense relating to lease liabilities (included in finance cost)	₩ 130	₩ 157	₩ 122
Expense relating to short-term leases	50	30	45
Expense relating to leases of low-value assets excluding short-term leases	47	22	23
(4)Details of amounts recognized in the consolidated statements of Cash flows for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024		2023		2022
	(In millions of Korean won)
Total cash outflows of leases	₩	4,753	₩	4,292	₩	4,107

23. Financial Risk Management
The Group’s operating activities expose itself to a variety of financial risks: market risk, credit risk and liquidity risk from which the Group’s risk management program focuses on minimizing any adverse effects on its financial performance. The Group operates financial risk management policies and programs that closely monitor and respond to each risk factor.
(1)Capital Risk Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so the Group can continue to provide returns and benefits for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Group monitors capital on the basis of the debt ratio. This ratio is calculated as total debt divided by total capital. The debt ratios as of December 31, 2024 and 2023 are as follows:

	2024	2023
	(In millions of Korean won)
Total liabilities	₩ 118,096	₩ 114,453
Total equity	568,363	463,728
Debt ratio	21%	25%
(2)Market risk
(a)Foreign exchange risk
The Group is exposed to foreign exchange risk arising from royalty revenues and commission payment primarily with respect to the US dollar. The Group’s financial assets and liabilities are exposed to foreign currency risk as of December 31, 2024 and 2023 are as follows:

	December 31, 2024
	Assets in foreign currency	Liabilities in foreign currency	Assets in Korean Won	Liabilities in Korean Won

	(Individual amounts in each foreign currency)		(In millions of Korean won)
USD	70,136,599	29,286,354	₩ 103,021	₩ 43,009
JPY	496,929,791	56,100,772	4,654	525
EUR	27,925	32,910	43	50
IDR	9,851,056	522,083,448	1	48
THB	21,131	—	1	—
VND	6,026,400	—	—	—
HKD	141,271	—	27	—
Total			₩ 107,747	₩ 43,632

	December 31, 2023
	Assets in foreign currency	Liabilities in foreign currency	Assets in Korean Won	Liabilities in Korean Won

	(Individual amounts in each foreign currency)		(In millions of Korean won)
USD	86,681,440	28,203,218	₩ 111,616	₩ 36,344
JPY	343,984,702	160,779,008	3,139	1,467
EUR	36,780	30,472	52	43
IDR	12,955,000	3,103,944	1	—
THB	28,510	7,379	1	—
VND	9,270,000	3,243,600	—	—
HKD	144,997	—	24	—
Total			₩ 114,833	₩ 37,854
The Group measures foreign exchange risk as a 10% fluctuation in the exchange rate of each foreign currency, which reflects the management's assessment of the risk of exchange rate fluctuation that can be reasonably occur. The impact of a

10% fluctuation in foreign currency exchange rates on the Group’s profit before income tax for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024				December 31, 2023
	Increased by 10%		Decreased by 10%		Increased by 10%		Decreased by 10%

	(In millions of Korean won)
USD	₩	6,001	₩	(6,001)	₩	7,527	₩	(7,527)
JPY	413		(413)		167		(167)
Others	(3)		3		4		(4)
Total	₩	6,411	₩	(6,411)	₩	7,698	₩	(7,698)
The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency as of the end of the reporting period.
(b)Interest rate risk
There are no borrowings under variable interest rate conditions as of December 31, 2024 and 2023.
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
The carrying amount of a financial asset represents the maximum exposure to credit risk. The maximum exposure to credit risk of the Group as of December 31, 2024 and 2023 are as follows.

	December 31, 2024	December 31, 2023

	(In millions of Korean won)
Cash and cash equivalents	₩ 228,898	₩ 184,082
Short-term financial instruments	324,304	277,215
Accounts receivable, net	81,152	71,213
Other receivables, net	16	7
Other current financial assets	6,602	4,439
Other non-current financial assets	1,767	1,824
Total	₩ 642,739	₩ 538,780
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

	December 31, 2024
	Carrying value		Less than 3 months		3 months ~ 1 year		1~2 years		2~3 years		3~5 years		Total

	(In millions of Korean won)
Accounts payable	₩	63,548	₩	63,153	₩	175	₩	220	₩	—	₩	—	₩	63,548
Accrued expense	313		313		—		—		—		—		313
Other liabilities (*)	7,121		1,046		2,303		1,850		1,257		992		7,448
Total	₩	70,982	₩	64,512	₩	2,478	₩	2,070	₩	1,257	₩	992	₩	71,309
(*)Other liabilities as of December 31, 2024 consist of lease liabilities.

	December 31, 2023
	Carrying value		Less than 3 months		3 months ~ 1 year		1~2 years		2~3 years		3~5 years		Total

	(In millions of Korean won)
Accounts payable	₩	58,292	₩	57,430	₩	185	₩	677	₩	—	₩	—	₩	58,292
Accrued expense	395		395		—		—		—		—		395
Other liabilities (*)	6,562		1,081		3,259		1,902		476		—		6,718
Total	₩	65,249	₩	58,906	₩	3,444	₩	2,579	₩	476	₩	—	₩	65,405
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

The Group assesses the performance of its operating segments based on its operating profit or loss, which does not differ from operating profit reported on the consolidated statement of comprehensive income except for inter-segment transactions. Total assets and liabilities for each segment are not reported to CODM. The segment information for the years ended December 31, 2024, 2023 and 2022.

	2024
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 90,832	₩ 465,026	₩ 23,963	₩ 579,821
Elimination of intersegment revenue	(13,843)	(59,350)	(5,783)	(78,976)
Consolidated net revenue	76,989	405,676	18,180	500,845
Depreciation/Amortization	1,725	2,699	4,809	9,233
Segment operating profit	34,211	55,371	(4,198)	85,384

	2023
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 96,487	₩ 697,736	₩ 21,149	₩ 815,372
Elimination of intersegment revenue	(15,470)	(68,132)	(6,254)	(89,856)
Consolidated net revenue	81,017	629,604	14,895	725,516
Depreciation/Amortization	1,436	2,158	4,064	7,658
Segment operating profit	44,107	122,107	(5,847)	160,367

	2022
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 107,326	₩ 404,362	₩ 21,740	₩ 533,428
Elimination of intersegment revenue	(18,069)	(45,591)	(6,150)	(69,810)
Consolidated net revenue	89,257	358,771	15,590	463,618
Depreciation/Amortization	1,349	1,873	3,840	7,062
Segment operating profit	45,832	58,357	519	104,708
Other profit or loss items that do not constitute operating profit are not separately disclosed because they are not reviewed by the chief operating decision maker by operating segment.
(2)Revenue from external customers by country for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
	(In millions of Korean won)
Korea	₩ 53,142	₩ 86,058	₩ 46,719
Taiwan	114,410	176,071	175,664
Japan	18,857	18,999	26,133
The United States of America	34,653	22,702	33,697
Thailand	61,781	136,874	75,498
The Philippines	58,927	102,595	26,003
Indonesia	32,373	58,763	5,472
Hong Kong	17,255	22,656	24,397
Malaysia	26,361	58,553	24,830
Brazil	26,434	5,264	6,444
Other	56,652	36,981	18,761
Total	₩ 500,845	₩ 725,516	₩ 463,618
Revenue was attributed to the country based on the customer’s location and royalty revenue was attributed to the country where the end user's payment was made.
Non-Current assets by geographical regions as of December 31, 2024, 2023 and 2022 are as follows:

	December 31, 2024		December 31, 2023		December 31, 2022
	(In millions of Korean won)
Korea	₩	18,990	₩	15,488	₩	9,183
Overseas (*)	6,475		8,018		5,309
Total	₩	25,465	₩	23,506	₩	14,492
(*) Non-Current assets of Taiwan are Won 2,613 million as of December 31, 2024 .
The amounts are exclusive of financial assets and deferred tax assets.

(3)There was no customer who represented more than 10% revenue in mobile segment for the year ended December 31, 2024 and 2023, and Won 76,581 million, or 16.5% of revenue came from one major customer in the mobile segment for the year ended December 31, 2022.
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
(2)Account balances with related parties
Balances of receivables and payables to related parties as of December 31, 2024 and 2023 are as follows:

		December 31, 2024				December 31, 2023
Related party	Name of entity	Receivables		Payables		Receivables		Payables
		(In millions of Korean won)
Parent company	GungHo Online Entertainment, Inc.	₩	3,333	₩	3	₩	1,972	₩	3
Other company	GungHo Online Entertainment America	1		97		—		1
	Total	₩	3,334	₩	100	₩	1,972	₩	4
(3)Transactions with related parties
The details of transaction with related parties for the years ended December 31, 2024, 2023 and 2022 are as follows:

		2024				2023				2022
Related party	Name of entity	Revenue		Purchases		Revenue		Purchases		Revenue		Purchases
		(In millions of Korean won)
Parent company	GungHo Online Entertainment, Inc.	₩	17,233	₩	16	₩	18,417	₩	15	₩	25,741	₩	20
Other company	GungHo Online Entertainment America	1		185		—		55		—		42
	Total	₩	17,234	₩	201	₩	18,417	₩	70	₩	25,741	₩	62
(4)Other transactions with related parties
No financing transactions were made with related parties for the years ended December 31, 2024, 2023 and 2022.
(5)Key management personnel compensation
The compensation for the key management personnel (registered directors), for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024		2023		2022
	(In millions of Korean won)
Salaries	₩	2,264	₩	1,734	₩	1,503

26. Subsequent Event

Gravity Game Unite Snd.Bhd, a 100%-owned subsidiary of the Parent Company, was established in Malaysia on March 12, 2025.