Form 20-F
period 2025-12-31
GRAVITY Co., Ltd.
filed 2026-04-24
CIK 1313310

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________________
Form 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Shares, par value Won 500: 6,948,900 as of December 31, 2025.
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
For your convenience, and unless otherwise stated, this Annual Report contains translations of certain Won amounts into U.S. dollars at the noon buying rate in New York City for cable transfers in Korean Won as certified by the Federal Reserve Bank of New York for customs purposes in effect on December 31, 2025, which was Won 1,444.55 to US$ 1.00. No assurance is given that any Won or Dollar amounts could have been or may now be converted into Dollars or Won, as the case may be, at such rate, or any other rate, or at all.
Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD‑LOOKING STATEMENTS
This Annual Report for the year ended December 31, 2025 contains “forward‑looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the U.S. Securities Exchange Act of 1934, as amended or the “Exchange Act.” The forward‑looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry, and are subject to various risks and uncertainties. Generally, these forward‑looking statements can be identified by the use of forward‑looking terminology such as “anticipate,” “believe,” “considering,” “depends,” “estimate,” “expect,” “intend,” “plan,” “planning,” “planned,” “predict,” “project,” “continue” and variations of these words, similar expressions, or that certain events, actions or results “will,” “may,” “might,” “should,” “would” or “could” occur, be taken or be achieved.
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
ITEM 3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
ITEM 3.D. RISK FACTORS
You should carefully consider the risks described in this section, together with all of the other information included in this Annual Report, in evaluating us and our shares. The following risk factors could adversely affect our business, financial condition, results of operations and the price of our shares.
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
Risks relating to our Regulatory Environment
•Our online and mobile operations and businesses are subject to laws, rules and regulations in the countries in which our games are distributed, such as Korea, Taiwan, Thailand, Indonesia, the Philippines, Japan and the United States, changes to which are difficult to predict, and uncertainties in interpretation and enforcement of the laws, rules and regulations in such countries may limit the protections available to us.
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

A significant portion of our revenue has been and is currently derived from Ragnarok Online and other games developed based on the contents of Ragnarok Online, including our mobile games, Ragnarok M: Classic, Ragnarok Origin, Ragnarok X: Next Generation and Ragnarok M: Eternal Love. In 2025 and 2024, we derived Won 84,994 million (US$ 58,838 thousand) and Won 71,343 million in revenues from Ragnarok Online, respectively, representing approximately 15.2% and 14.2% of our total revenues for such periods. We derived Won 456,412 million (US$ 315,954 thousand) and Won 414,652 million in revenues from the games developed based on the contents of Ragnarok Online in 2025 and 2024, respectively, representing approximately 81.4% and 82.8% of our total revenues for such periods. In 2025, Ragnarok M: Classic, our mobile game launched during the year, represented 27.6% of our total revenue, or Won 154,617 million (US$ 107,035 thousand). In 2025 and 2024, Ragnarok X: Next Generation, our mobile game, represented 13.4% of our total revenues, or Won 75,218 million (US$ 52,070 thousand), and 10.6% of our total revenues, or Won 53,123 million, respectively. Ragnarok Origin, our mobile game, represented 11.1% of our total revenues, or Won 62,470 million (US$ 43,245 thousand), and 42.1% of our total revenues, or Won 210,882 million in 2025 and 2024, respectively. Ragnarok M: Eternal Love, our mobile game, represented 6.9% of our total revenues, or Won 38,430 million (US$ 26,603 thousand), and 10.6% of our total revenues, or Won 53,280 million in 2025 and 2024, respectively.

Ragnarok Online has been on the market for 24 years and has reached maturity in most of our principal markets. The Company has continually maintained, improved and updated Ragnarok Online and developed new games based on Ragnarok Online. If we fail to maintain, improve, update or enhance Ragnarok Online in a timely manner or fail to successfully develop new games based on Ragnarok Online, this is likely to lead to a decline in the user base of games developed from the contents of Ragnarok Online, which in turn is likely to lead to a material decline in our subscription revenues, royalties and mobile revenue. This would likely materially and adversely affect our business, financial condition and results of operations.
If we are unable to consistently and timely develop, acquire, license, launch, market or operate commercially successful online and mobile games, our business, financial condition and results of operations may be materially and adversely affected.
In order to increase our revenues and net income, we must retain our existing users and attract new users by developing, acquiring, licensing, launching, marketing or operating other commercially successful online and mobile games. In addition to Ragnarok Online, we currently offer six other online games: Ragnarok Online II, Requiem Online, R.O.S.E. Online, Dragonica (which is also known as Dragon Saga in the United States, Canada and South America except for Brazil), Ragnarok Landverse and Dragonica Origin. None of our other online games to date have been as commercially successful as Ragnarok Online.
In 2025, mobile games represented 81.2% of our total revenues, with one mobile game, Ragnarok M: Classic representing 27.6% of our total revenues. Mobile games are played on mobile devices and smartphones, including Google Android compatible phones, the Apple iPhone, other feature phones and tablet computers. Following a 2015 development agreement with Shanghai The Dream Network Technology Co., Ltd. (“Dream Square”) to develop and distribute two mobile games based on the contents of Ragnarok Online, we launched six mobile games developed by Dream Square (by itself and through certain third-party subcontractors), all of which are based on the contents of Ragnarok Online. For additional information, see ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Mobile games.” Although we have achieved significant commercial success after publishing these mobile games in 2017, there is no guarantee that we will continue to be successful in the mobile game publishing business and our revenue from mobile game publishing could decline over time.
Our revenue from mobile games increased by 12.2% to Won 455,235 million (US$ 315,140 thousand) in 2025 from Won 405,676 million in 2024. This was mainly due to newly generated revenues from Ragnarok M: Classic, amounting to Won 154,617 million (US$ 107,035 thousand) in 2025, driven by its new launch in Southeast Asia, Taiwan, Hong Kong and Macau, and other global markets (except certain regions) in 2025. However, mobile game revenue from customers in Brazil decreased from Won 24,361 million in 2024 to Won 10,602 million in 2025 and mobile game revenue from customers in Korea decreased from Won 35,090 million in 2024 to Won 22,461 million in 2025. Although the decreases in mobile game revenue in Brazil and Korea were more than offset by mobile game revenue increases in other markets, such as Indonesia and the United States, we may also experience declines in mobile game revenue from these or other markets in the future. A game’s commercial success largely depends on appealing to the tastes and preferences of a critical mass of users as well as the willingness of such users to purchase the game and/or in‑game items, and to continue as paying subscribers, all of which are difficult to predict prior to a game’s development and introduction. Developing games requires substantial development costs, including the costs of employing skilled developers and acquiring or developing game engines, which enable the creation of games with the latest technological features. For us to continue to succeed, we must acquire, license or develop promising games at acceptable costs and ensure technical support for the successful operation of such games. The online and mobile gaming industries are highly competitive, and we may not be able to acquire, license or develop promising games at acceptable costs. In order to successfully distribute and operate a game, we also need a sizable game management and support staff, continued investment in technology and a substantial marketing budget.
In 2025 and early 2026, we launched numerous mobile games in new markets including: Ragnarok M: Classic in Southeast Asia, Taiwan, Hong Kong, Macau, North and South America, Europe, the Middle East, certain regions in North Africa and Oceania; Ragnarok Idle Adventure in Taiwan, Hong Kong, Macau, Korea and subsequently globally; Ragnarok: Twilight in Taiwan, Hong Kong, Macau, China, Southeast Asia and Vietnam; THE RAGNAROK (Ragnarok: Novice Hearts) in China; Ragnarok: Rebirth in Korea, Southeast Asia and China; Ragnarok X: Next Generation in North, Central and South America, Oceania, Europe, the Middle East, Egypt and Algeria; Ragnarok Crush globally (except China and Japan); Ragnarok Begins in Taiwan, Hong Kong and Macau; Ragnarok: The Promised Adventure in China; Ragnarok V: Returns in Southeast Asia; Ragnarok Monster Kitchen globally; Ragnarok: The New World in Taiwan, Hong Kong and Macau; Shambles: Sons of Apocalypse globally; JLPGA Heroine Collection in Japan; Schop Hero in Japan; Chess Rumble globally (except Korea and Japan); and ACADEMY OF HEROES: THREE KINGDOMS in Southeast Asia. We cannot assure you that the games we develop or publish will be attractive to users or otherwise be commercially successful, launched as scheduled or able to successfully compete with games operated by our competitors. If we are not able to consistently develop, acquire, license, launch, market or operate commercially successful games, we may not be able to generate enough revenues to offset our initial development, acquisition, licensing and/or marketing costs and our business, financial condition and results of operations may be materially and adversely affected.
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
In certain markets, we license our games to overseas operators or distributors for license fees and royalty payments based on a percentage of revenues generated from our games in such markets. Overseas license fees and royalty payments generated from our mobile games represented 8.9% of our total revenues in 2025 and 11.4% of our total revenues in 2024, with 81.7% of our 2025 revenues from mobile game license fees and royalty payments attributable to license arrangements with Nuverse (Hong Kong) Limited (“Nuverse”). Under the applicable licensing contract, Nuverse is to provide service for a term of two years commencing on the date of Ragnarok X: Next Generation’s commercialization in Taiwan, Hong Kong, Macau and Southeast Asia with automatic one-year extensions thereafter. Overseas license fees and royalty payments generated from our online games represented 2.4% of our total revenues in 2025 and 3.1% of our total revenues in 2024, with 58.4% of our 2025 revenues from online game license fees and royalty payments attributable to license arrangements with GungHo Online Entertainment Inc. (“GungHo”), which has been our largest shareholder and beneficially owns, as of the date hereof, 59.3% of our common shares.
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
Our overseas licensees remit royalty payments to us based on a percentage of sales from our games after deducting certain expenses. Some licensees may be allowed to deduct certain expenses before calculating royalty payments depending on the terms of the applicable contracts. Failure by our licensees to maintain a stable and efficient billing, recording, distribution and payment collection network in their respective markets may result in inaccurate recording of sales or insufficient collection of payments (or an illicit diversion of payments) from such markets and may materially and adversely affect our financial condition and results of operations. Although we have audit rights pursuant to our license agreements to ensure that proper payment amounts are being recorded and remitted, such activities can be disruptive and time-consuming and as a result, we do not exercise such rights on a regular basis.
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
As the online and mobile game industries are characterized by rapid technological changes, especially in the technical capabilities of devices for mobile games, and changing interests and preferences of users, continuous investment is required to develop and publish new games. Additionally, as the online and mobile game industries in many of our markets are rapidly evolving, our current or future competitors may adapt to the changing competitive landscape and market conditions and compete more successfully than us. In particular, online and mobile game products are becoming increasingly similar to each other, thus becoming more commoditized and less differentiated. In such an environment, larger companies with relative economies of scale have a clear advantage over smaller companies like us, as they are able to develop games in a more cost-efficient manner, diversify their risks with broader categories of games and genres and increase their chances of offering widely popular games. In addition, any of our competitors may offer products and services that have significant performance, price, creativity or other advantages over those offered by us. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than us. In addition, any of our current or future competitors may be acquired by, receive investments from or enter into strategic relationships with larger and more well-established financed companies and therefore may be able to obtain significantly greater financial marketing, game licensing and development resources than we can.
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
Our mobile games increasingly leverage the global connectivity and distribution of mobile platforms including Apple’s App Store for iOS devices and the Google Play Store for Android devices. Our games are distributed on these platforms and the virtual items we sell in our games are purchased using the payment processing systems of these platform providers. In 2025, 72.1% of our revenues were generated through third-party mobile platforms. We are subject to the standard policies and terms of service of these third-party platforms, which govern the promotion, distribution and operation of games on the platform. Such policies can be changed by the platform providers, in their sole discretion, at any time. Such changes may decrease the visibility or availability of our games, limit our distribution capabilities, prevent access to our existing games, and reduce revenue we may recognize from in-game purchases, increase our costs to operate on these platforms or result in the exclusion or limitation of our games on such third-party platforms. Any such changes could significantly harm our business in both the short-term and long-term. If we violate, or a platform provider believes we have violated, the terms of service for a platform, our access to the platform could be limited or discontinued, which may materially and adversely affect our business.
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
In 2025, we derived 81.3% of our revenues from online games and mobile games developed by third-party developers. Of this, 31.4% came from mobile games developed by our former key third-party developer Dream Square, either by itself and through subcontracting to certain third parties, including X.D. Network Inc. (“Xindong”) and Shanghai Rexue Network Technology Co., Ltd., with each of whom we now have a direct contractual relationship. Under our license agreements for these games, we rely on such third-party developers to provide game updates, enhancements and new versions, provide materials and other assistance in promoting the games and resolve game programming errors and issues with intrusions. In particular, our key mobile game, Ragnarok M: Eternal Love, which represented 6.9% of our total revenues in 2025, was developed by Dream Square (by itself and through subcontracting to certain third parties), as is the case of Ragnarok Origin and Ragnarok X: Next Generation, which represented 11.1% and 13.4%, respectively, of our total revenues in 2025.
Any failure of third-party developers to provide game updates, enhancements and new versions that are appealing to game players in a timely manner, or to provide assistance that enables us to effectively promote the games, could adversely affect the gaming experience of our game players, damage our reputation or shorten the life span of those games. This could result in a loss of players, accelerated amortization of the license fees we have paid for those games or decreased revenues from those games. Since July 2017, Dream Square has provided technical assistance for certain games, either directly or through subcontractors. Services by Dream Square in Southeast Asia and Taiwan, Hong Kong and Macau for Ragnarok X: Next Generation, developed by Dream Square, will be provided until June 2026, subject to a one-year extension thereafter, and services for the same game in Japan will be provided in Japan until November 2026, also subject to a one-year extension. See ITEM 4.A. “INFORMATION ON THE COMPANY – HISTORY AND DEVELOPMENT OF THE COMPANY”. We are in discussions with other prospective service partners regarding arrangements for our games following their current service terms, including those games provided by Dream Square. Any agreement with new publishing or technical service partners for our games could be on terms that are less favorable than those under the current terms with Dream Square, and we cannot provide any assurance that any change in publishing or technical service partners will not impact our ability to effectively promote the games or the game-playing experience of our game players.
Publishing games developed by third parties also exposes us to a number of potential operational, legal and reputational risks. For example, we may be required to provide third-party developers with upfront license fees or non-recoupable minimum guaranteed royalties in order to obtain the rights to publish their games, and we may incur significant marketing costs for these games before or after they have been commercially launched. We must often make such commitments and investments without knowing whether the games we are licensing or jointly developing will be successful and generate sufficient revenues to enable us to recoup our costs or for the games to be profitable. In addition, if any of the games created by third-party developers with which we work infringe intellectual property owned by others, or otherwise violate any third-party’s rights or any applicable laws and regulations, such as laws with respect to data collection and privacy, we would be exposed to potential legal risks by publishing these games, which could adversely affect our reputation and business. Further, should one of the companies with whom we do business become the subject of any negative attention, reports, publicity or media, our business and reputation may be harmed.
Our revenues fluctuate significantly and may adversely impact the trading price of our ADSs, or any other securities which become publicly traded. We also may not be able to sustain our recent rapid growth in revenue.
Our revenues and results of operations have varied significantly in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation, such as competition, regulatory changes and general economic conditions, are outside our control. In addition, usage of our online and mobile games typically increases slightly around holidays, including the Lunar New Year holidays and during winter and summer holidays for schools. Further, our recent significant growth in revenue may not be sustainable, as our mobile games business may not continue to grow at its current pace. Accordingly, you should not rely on year-to-year, or quarter-to-quarter, comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors and cause the trading price of our ADSs to decline.
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

“Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. For example, in April 2024, we experienced an incident in which unauthorized users accessed or attempted to access our database through structured query language (SQL) injection vulnerabilities intending to leak our users' personal information stored in the database. In response, we took immediate remedial actions such as changing the password for the database, removing the malicious codes identified and adopting a tool that enables the detection of abnormal queries. No personal information was compromised as a result of these incidents. We have taken steps to ensure these security vulnerabilities have been patched in our systems, but we cannot guarantee that all vulnerabilities have been patched in every system upon which we are dependent or that additional critical vulnerabilities will not be discovered by hackers in the future. While these past incidents have not materially disrupted or damaged our systems or platforms or the performance of our business, there is no assurance that we can anticipate all evolving future attacks, viruses or intrusions, implement adequate preventative measures or remediate any security vulnerabilities. Any mitigation or remediation efforts we may have to undertake in the future in response to any such attacks may also require the attention of management and expenditures of significant capital and human resources, which can result in a significant financial impact on our operations and financial results. In addition, we cannot ensure that any measures we take against hacking will be effective. In particular, hackers are increasingly using artificial intelligence technologies and tools to execute new and sophisticated attack methods that are increasingly automated, targeted and coordinated, increasing the challenge of defending against such attacks. A computer security breach could significantly damage our reputation and materially and adversely affect our business, and we could be exposed to a risk of loss, litigation and regulatory proceedings.

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

We have been, and may continue to be, subject to denial of service attacks that have caused, and could cause, portions of our network to be inaccessible for limited periods of time. For example, in March 2022, we experienced a distributed denial of service (“DDOS”) attack that occurred on the Amazon Web Services cloud platform, which we use for the Ragnarok Online service in Malaysia, Singapore and the Philippines. While this attack caused our service to be unstable intermittently for a period of two weeks, we were able to mitigate the attack by subscribing to AWS Shield, a DDOS protection service and taking preventive measures. In September 2022, a separate DDOS attack occurred on the network of IDC Korea, our third-party data center hosting facility in Korea, resulting in the server becoming inaccessible. We restored access to the server within 24 hours and took remedial actions including changing the Canonical NAME (CNAME) record. In June 2025, another DDOS attack occurred on the network infrastructure of our subsidiary, Gravity Game Link, which temporarily disrupted access to certain game services and internal systems. The attack was mitigated through traffic filtering and cooperation with our internet service providers, and all services were fully restored within 24 hours. Although the attacks we have experienced did not cause material losses or damages, we cannot ensure that any protective measures we have implemented, including those by our third-party service providers, will be adequate or effective against future hacking efforts and that any such attacks in the future will not have a material adverse effect on our business, results of operations, financial condition, reputation or prospects.
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

We collect, process, store and transmit personal information of game users worldwide for our global game service. Our business may be subject to a number of federal, state, local and foreign laws and regulations governing data privacy and security, including with respect to the collection, processing, storage, use, transmission and protection of personal information and other consumer data on the Internet and mobile platforms, the scope of which are continually changing and subject to differing interpretations and may be inconsistent among countries or otherwise in conflict with other laws or regulations. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other laws or regulations or our practices. Additionally, the failure to prevent or mitigate the loss of personal information data or other game user data, including as a result of breaches of our vendors’ technologies and systems, could expose us or our game users to a risk of loss or misuse of such information. Any such failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to players or other third parties or our privacy-related legal obligations, including without limitation any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other player data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our players to lose trust in us, which may have an adverse effect on our business, reputation and results of operations. See ITEM 4.B. “BUSINESS OVERVIEW—LAWS AND REGULATIONS” for a detailed discussion regarding laws of Korea, Taiwan, Indonesia, Thailand, the Philippines, Japan and the United States that may materially impact our operations.
Further, we may not be able to adequately adapt our internal policies and/or procedures to evolving regulations, which may require us to change our practices in a manner adverse to our business or limit access to our products and services in certain countries. As a result, our reputation and brand may be harmed, we could incur substantial costs, and we could lose both customers and revenues. For example, the European General Data Protection Regulation (“GDPR”) contains significant penalties for non-compliance and applies to us as we receive or process the personal data of residents of the European Union. If we fail to comply with such GDPR regulations, or other data protection laws and regulations globally, we may be subject to significant penalties and sanctions which may have a material adverse effect on our business, financial condition and results of operations.

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

Our licensee currently offers the market NFT items created using our game contents, and we will continue to develop and launch games integrated with P2E and NFT elements. For example, users of the Sandbox can purchase certain virtual items as NFTs, using Ragnarok Online IP, on the Sandbox Platform, which they can in turn use in their virtual land. Furthermore, the P2E game we are developing allows users to earn rewards through game play, which can be exchanged for certain types of cryptocurrency trading on cryptocurrency exchanges. We may become subject to regulatory requirements in the future in Korea and other countries for providing such products and services.

Governments of different countries have responded differently to crypto-assets (including cryptocurrency and NFTs). Governments of various countries may adopt laws, regulations or policies that could adversely affect P2E or NFT by restricting rights to acquire, own, hold, sell, use or trade crypto-assets or to exchange them for fiat currency. In addition, there is significant uncertainty regarding the tax treatment of crypto-assets. We cannot rule out the possibility that such restrictions and uncertainties could have a material adverse effect on our ability to pursue P2E, NFT and/or adjacent business, financial condition and the results of operations.

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
•strengthening brand awareness through collaborations involving third-party intellectual property ("IP");
•cross‑selling our popular online games through other lines of businesses, such as mobile games, console games, animation, and IP-based merchandise;
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
As we introduce new games, a certain number of our existing users may migrate from our existing games to the new games, which may lead to a decrease in the player base of our existing games and in turn make those existing games less playable to other game players, resulting in decreased revenues from our existing games. Players of our existing games may also spend less money to purchase in‑game items in our new games than they would have spent if they had continued playing our existing games. In addition, our game players may migrate from our existing games with a higher profit margin to new games with a lower profit margin. If any of the foregoing occurs, our revenues and profitability are likely to be materially and adversely affected.
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
We believe that we were a PFIC for taxable years 2008 through 2016 and 2022 through 2025, and we may be a PFIC in future years. As a result of being a PFIC in 2025 and prior years, and because of the possibility that we may have been a PFIC for taxable years 2017 through 2021, and may be a PFIC in future taxable years, U.S. investors could be subject to adverse U.S. federal income tax consequences.
The rules governing PFICs can have adverse consequences for U.S. investors for U.S. federal income tax purposes. The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. As discussed in ITEM 10.E. “TAXATION—MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS,” we believe that we were a PFIC for the taxable years 2022 to 2025 and for taxable years 2008 through 2016 (though we believe we may not have been a PFIC for taxable years 2017 through 2021), and we may be a PFIC in future years. The determination of whether we are a PFIC must be made annually after the end of each taxable year, and our PFIC status for each taxable year will depend on particular facts and circumstances (such as the composition of our income and assets, and the valuation of our assets, including goodwill and other intangible assets, which may be determined by reference to the market price of our ADSs, which has fluctuated and may continue to fluctuate significantly over time) and may be affected by differing interpretations of the PFIC rules. In light of the foregoing, no assurance can be provided that we were not a PFIC for the taxable years 2017 through 2021 or that we will not become a PFIC in the current year or any future taxable year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for our past, current or future taxable years. Furthermore, if we are treated as a PFIC, and one or more of our subsidiaries are also treated as PFICs, U.S. Holders will be subject to the PFIC rules with respect to their indirect interests in those subsidiaries and will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. Accordingly, U.S. Holders should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.
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
We held a total of Won 7,157 million (US$ 4,954 thousand) in intangible assets (comprising software, industrial property rights and other intangible assets) as of December 31, 2025. See Note 9 to our consolidated financial statements included in this Annual Report. We test indefinite‑lived intangible assets at least annually for impairment, and more frequently if an event occurs or circumstances change so that the carrying amount may not be recoverable. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by our management. If such an adverse event occurs and has the effect of changing one of the critical assumptions or estimates related to the fair value of our intangible assets, an impairment charge could result. For example, in 2025, 2024 and 2023, we recognized impairment loss on intangible assets of Won 53 million in relation to the games Pigromance and White Chord, Won 615 million in relation to the games Mirren: Millennium Tour and Generation Zombie and Won 1,531 million in relation to the games WITH: Whale

In The High and Lost Saga, respectively, and we have recognized other similar impairment losses during the past several years.
There can be no assurance that future reviews of intangible assets will not result in significant impairment charges. Although it does not affect cash flow, an impairment charge does have the effect of decreasing our earnings, assets and shareholders’ equity.
The value of our deferred tax assets could become impaired, which could materially and adversely affect our results of operations.
As of December 31, 2025, we had approximately Won 7,209 million (US$ 4,991 thousand) in net deferred tax assets. See Note 19 to our consolidated financial statements included in this Annual Report. These deferred tax assets include net operating loss carryforwards, tax credit carryforwards and temporary differences that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. Each year, we determine the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, historical operating results and expectations of future earnings. If we determine in the future that there is not sufficient positive evidence to support the valuation of these assets, due to the risk factors described herein or other factors, we may be required to further adjust the probability of realization to reduce our deferred tax assets. Such a reduction could result in material non-cash expenses in the period in which the probability of realization is adjusted and could have a material adverse effect on our results of operations.
Our use of artificial intelligence and machine learning may result in legal and regulatory risks.
While we currently use artificial intelligence (“A.I.”) in limited cases, to the extent we use, or continue to use, this technology in the future, we may encounter significant legal risks including the breach of a data or software license, website terms of service claims, claimed violations of privacy rights or other tort claims. The regulatory landscape surrounding A.I. is also evolving, and our expanded use of this technology may become subject to regulation under new laws or new applications of existing laws. Moreover, the intellectual property ownership and license rights of A.I. have not been fully addressed by U.S. or global courts. Failure to comply with applicable A.I.-related regulations may increase costs, could result in fines, penalties, or litigation or otherwise place restrictions on our business operations that may have a materially adverse effect on our financial condition.
RISKS RELATING TO OUR COMPANY STRUCTURE
GungHo, the licensee of our games in Japan, is our majority shareholder, which gives it control over our board of directors.
Since April 1, 2008, GungHo has been our largest shareholder and, as of the date of this Annual Report, beneficially owns 59.3% of our common shares. As a result, GungHo is able to exert significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as acquisitions, divestitures and strategic relationships, and may also exert significant influence over decisions related to the eligibility of our ADSs for quotation and trading on the NASDAQ Global Market. In addition, as GungHo is also an online and mobile game developer, conflicts of interest may arise. For instance, GungHo may direct our management toward strategies and efforts that benefit itself, its affiliates and their respective shareholders to the detriment of our other shareholders. GungHo may also compete directly or indirectly with us for users and customers or increased market share for its games. GungHo is also currently the licensee of Ragnarok Online, Ragnarok M: Eternal Love and Ragnarok X: Next Generation in Japan. Furthermore, five of our Executive Directors also currently serve in various capacities at GungHo. Specifically, Mr. Hyun Chul Park serves as General Manager of GungHo, Yoshinori Kitamura serves as Director and Executive General Manager of GungHo; Mr. Kazuki Morishita serves as Chairman of the Board of Directors and Chief Development Officer of GungHo; Mr. Kazuya Sakai serves as President and Chief Executive Officer of GungHo; Mr. Koji Yoshida serves as Executive General Manager, Chief Customer Officer, Chief Crisis Management Officer and Director of GungHo. As a result, there may be conflicts of interest in the decisions made by the Board of Directors of Gravity (the “Board of Directors”) and senior management. See ITEM 7.B. “RELATED PARTY TRANSACTIONS—Relationship with GungHo Online Entertainment, Inc.”

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
RISKS RELATING TO OUR REGULATORY ENVIRONMENT
Our online and mobile operations and businesses are subject to laws, rules and regulations in the countries in which our games are distributed, such as Thailand, Indonesia, Taiwan, Korea, Japan, the United States and the Philippines, changes to which are difficult to predict, and uncertainties in interpretation and enforcement of the laws, rules and regulations in such countries may limit the protections available to us.
The regulatory and legal regimes in many of the countries in which our games are distributed have yet to establish a sophisticated set of laws, rules or regulations designed to regulate the online and mobile game industries. However, in many of our principal markets, such as Thailand, Indonesia, Taiwan, Korea, Japan, the United States and the Philippines, legislators and regulators have implemented or indicated their intention to implement laws, rules and regulations with respect to issues such as user privacy, defamation, pricing, advertising, taxation, foreign ownership limitations, promotions, financial market regulation, consumer protection, content regulation, quality of products and services, export controls, sanctions and intellectual property ownership and infringement that may directly or indirectly impact our activities. The impact of such laws, rules and regulations on our business and results of operations is difficult to predict as many such laws, rules and regulations are constantly changing. However, as we might unintentionally violate such laws, rules and regulations, or they may be modified, and new laws, rules and regulations may be enacted in the future, any such developments, or developments stemming from enactment or modification of other laws, rules or regulations, could increase the costs of regulatory compliance, force changes in business practices or otherwise have a material adverse effect on our business, financial condition and results of operations. Further, if the cost of regulatory compliance increases for our licensees as a result of regulatory changes, our licensees may seek to reduce royalties and license fees payable to us, which may materially and adversely affect our business, financial condition and results of operations. See ITEM 4.B. “BUSINESS OVERVIEW—LAWS AND REGULATIONS” for a discussion regarding the laws of Thailand, Indonesia, Taiwan, Korea, Japan, the United States and the Philippines that may materially impact our operations.
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
We may be subject to income tax withholding in countries where we derive revenues. Such withholding is made by our overseas licensees at the current withholding rates in such countries. To the extent Korea has a tax treaty with any such country, the withholding rate prescribed by such tax treaty will apply. Under the Corporate Income Tax Law of Korea, we are entitled to and recognize a capped foreign tax credit based on the amount of income taxes withheld overseas when filing our corporate income tax return in Korea. Accordingly, the amount of taxes withheld overseas may be offset against taxes payable in Korea.
Recently, there have been a series of amendments to tax treaties that Korea has entered into with various countries. Under the amended tax treaty between Korea and India, the tax rate applicable to license fees and royalties was reduced from 15% to 10% in respect of income derived in any fiscal year beginning on or after April 1, 2017. The tax treaty between Korea and Hong Kong, which became effective as of September 27, 2016, includes a provision promulgating that license fees and royalties shall be subject to tax at the reduced rate of 10% in respect of income derived in any fiscal year beginning on or after April 1, 2017. Under the amended tax treaty between Korea and Singapore, the tax rate applicable to license fees and royalties was reduced from 15% to 5% in respect of amounts paid, deemed to be paid or liable to be paid (whichever is the earliest) on or after January 1, 2020. Under the amended protocol of tax treaty between Korea and Vietnam, the tax rate applicable to royalties was reduced from 5% or 15% to 5% or 10% in respect of amounts paid on or after January 1, 2022. The tax treaty between Korea and Taiwan, effective as of December 26, 2023, includes a provision stating that royalties shall be subject to a reduced tax rate of 10% for amounts payable on or after January 1, 2024. These series of promulgations are all intended to eventually further limit the source-country’s taxation right with respect to license fees and royalties. Any adverse changes in tax treaties between Korea and the countries from which we receive license fees and royalties, such as in the rate of withholding tax in the countries in which our games are distributed or in Korean tax law enabling us to recognize foreign tax credits for taxes withheld overseas, could adversely affect our net income.
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

In 2021, the Organization for Economic Co-operation and Development (the “OECD”) released Pillar Two model rules defining the global minimum tax rules, which contemplate a jurisdictional 15% minimum tax rate. The OECD continues to release additional guidance on these rules, and the framework calls for law enactment by local countries to take effect in 2024 or 2025. These changes, when enacted by various countries in which we do business, may increase our taxes in these countries. South Korea has enacted legislation to implement the OECD framework including the Income Inclusion Rule (the “IIR”) which may impose additional reporting and compliance obligations to our group effective from January 1, 2024 and the Under-taxed Profit Rules (the “UTPR”), which may impose additional reporting and compliance obligations to our group effective from January 1, 2025. We are continuing to monitor legislative developments and are in the process of evaluating the potential impact of Korea and other legislation on our taxes. Changes to tax law or administration such as these, whether at the state level or the international level, could increase our tax administrative costs and tax risk, and negatively affect our overall business, results of operations, financial condition and cash flows. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business.
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
Since April 2025, U.S.-China trade tensions have escalated significantly, with the U.S. government expanding export controls on advanced technology exports to China and further expanding the list of Chinese entities subject to trade restrictions. This broader environment of trade conflict and technology decoupling creates material uncertainty for companies, such as ours, that maintain business relationships or distribution arrangements with Chinese counterparties, including with respect to the continued availability of digital distribution channels and technology partnerships.
Revenue originating from the United States represented approximately 9.4% of our 2025 revenue. In addition, we maintain agreements with Chinese entities for distribution of our products in China and elsewhere in Asia. Accordingly, any further deterioration of U.S.-China relations, any additional sanctions or export controls involving Chinese companies with whom we may do business or any retaliatory measures by China targeting U.S.-allied entities or their business partners, may be detrimental and have an adverse impact on our business.
Our businesses may be adversely affected by developments affecting the economies of the countries in which our games are distributed.
Our future performance will depend in large part on the economic growth of our principal markets. Our top geographic markets in terms of 2025 revenues were Taiwan, Indonesia, Thailand, the United States and the Philippines representing 23.9%, 15.2%, 9.5%, 9.4% and 9.4%, respectively, of our total revenues in 2025. Accordingly, our business, prospects, financial condition and results of operations are subject to the economic, political, legal and regulatory conditions and developments in these countries and markets. Adverse economic developments in such markets may have an adverse effect on the number of our users and our revenues and have a material adverse effect on our results of operations.
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
In addition to the above factors, adverse economic developments may be a result of a multitude of factors, including, but not limited to, turmoil in the credit and financial markets, concerns regarding the stability and viability of major financial institutions, declines in gross domestic product, increases in unemployment, volatility in commodity prices and worldwide stock markets, higher interest rates, potential governmental shutdowns, natural catastrophes, pandemics or other public health crises, geopolitical conflicts, including the ongoing conflicts in Ukraine and the Middle East, inflation, excessive government debt and disruptions to global trade or tariffs. The severity and length of time that a downturn in economic and financial market conditions may persist, as well as the timing, strength and sustainability of any recovery, are unknown and are beyond our control.
Fluctuations in exchange rates could result in foreign currency exchange losses.
In most of the countries in which our games are distributed, the revenues generated by our overseas licensees or subsidiaries are denominated in local currencies, which include, among others, the NT dollar, the Japanese Yen, the U.S. dollar, the Euro, the Thai Baht and the Chinese Yuan. In 2025, approximately 93.1% of our revenues were denominated in currencies other than Won, primarily in the NT dollar, the Indonesian Rupiah, the Thai Baht, the U.S. dollar and the Philippine Peso. As the revenues denominated in currencies other than the U.S. dollar, the Japanese Yen and the Euro are converted into the U.S. dollar for remittance of monthly royalty payments to us, any depreciation of the local currencies against the U.S. dollar will result in reduced license fees and monthly royalty payments in U.S. dollar terms and may materially and adversely affect our financial condition and results of operations.
While we receive monthly royalty revenues from our overseas licensees in foreign currencies, substantially all of our costs are denominated in Won. Our financial statements are also prepared and presented in Won. We receive monthly royalty payments from our overseas licensees based on a percentage of revenues confirmed and recorded at the end of each month applying the foreign exchange rate applicable on such date. Appreciation of the Won against the NT dollar, the Thai Baht, the U.S. dollar, the Japanese Yen or other foreign currencies will result in foreign currency losses that may materially and adversely affect our results of operations and financial condition. Although we take steps to hedge our foreign currency exposures related to our costs denominated in Won, such measures may not adequately protect us from material adverse effects due to the impact of global inflation or from fluctuations in the relative values of foreign currencies in which we transact business and may result in a financial loss. See ITEM 5.A. “OPERATING RESULTS—OVERVIEW—Foreign currency effects.”
As of December 31, 2025, we have not entered into any outstanding foreign currency forward exchange contract. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost‑effective manner, or at all.
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

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Prior diplomatic efforts, including inter-Korean summits held in 2018 and U.S.-North Korea summits held in 2018 and 2019, did not produce a durable agreement, and denuclearization negotiations have remained at an impasse since 2019. North Korea has since continued to advance and test its ballistic missile capabilities, enacted legislation codifying its status as a nuclear weapons state, and declared South Korea to be a hostile state, further weakening inter-Korean communication and cooperation channels. There can be no assurance that the level of tension on the Korean peninsula will not escalate further in the future. Any such further increase in tensions, which may occur, for example, if North Korea experiences a leadership or economic crisis, high-level contacts between Korea and North Korea break down or further military hostilities occur, could have a material adverse effect on the Korean economy and on our business, prospects, financial condition, and results of operations and could lead to a decline in the market value of our ADSs.
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
Although we have determined that our internal control over financial reporting was effective as of December 31, 2025, we may in the future determine that we have a material weakness in our internal controls over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results in a timely manner or prevent errors or fraud. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to loss of investor confidence in the reliability of our consolidated financial statements and could result in investigations or sanctions by the SEC, NASDAQ or other regulatory authorities or in stockholder litigation. Any of these factors could ultimately harm our business and could adversely impact the market price of our ADSs. See ITEM 15. “CONTROLS AND PROCEDURES.”

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
In July 2025, the first round of amendments to the Korean Commercial Code expanded the scope of a director's fiduciary duty from "the company" to "the company and the total body of shareholders." However, there is insufficient case law or precedent to provide guidance to the management and shareholders as to how it should be applied or interpreted. Holders of our ADSs may have more difficulty protecting their interests against actions of our management, members of our Board of Directors or controlling shareholders than they would as shareholders of a U.S. corporation.
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
In July 2017, we entered into a publishing and technical support agreement (the "PTSA") with Dream Square, pursuant to which Dream Square would provide technical assistance and profits would be shared. This agreement was amended in September 2018, October 2018, October 2019 and October 2020, to clarify certain technical assistance expenses and profit sharing proportions. The PTSA, as amended, specified that Gravity retains the distribution rights of the games developed in conjunction with Dream Square (with or without any co-developer) in Korea, Taiwan, Hong Kong and Macau, and globally (except for China, where the distribution rights are licensed to Xindong). The final amendment of the PTSA expired on March 24, 2021 and we do not intend to renew or further extend the PTSA. Dream Square will continue to provide services for any games it developed that were launched prior to the expiration of the PTSA, pursuant to the terms of a separate service agreement. Services for Ragnarok X: Next Generation in Southeast Asia, Taiwan, Hong Kong and Macau will be provided until June 2026, subject to a one-year extension thereafter. Services for Ragnarok X: Next Generation in Japan will be provided until November 2026, also subject to a one-year extension. We are in discussions with other prospective service partners regarding arrangements for these games following their current service terms.
Each of Ragnarok: Promised Adventure (tentative English title), Ragnarok Idle Adventure Plus and Ragnarok Online 3 received International Standard Book Number (ISBN) codes from the Chinese government in May 2025, September 2025 and October 2025, respectively.
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
ITEM 4.B. BUSINESS OVERVIEW
OVERVIEW
Gravity is an online and mobile games developer and publisher based in Korea. We generate revenue from online games, mobile games and other sources (including character based merchandise and animation). Our historical principal product, Ragnarok Online, is an online game available in 91 markets. Revenues from Ragnarok Online increased in 2025, representing 15.2% of our total revenues for the year ended December 31, 2025, compared to 14.2% of our total revenues in 2024. This increase was primarily due to increased revenue from Ragnarok Online in Brazil and Taiwan in 2025, as discussed below.
Our focus on mobile games has increased in recent years, and mobile games represented 81.2% of our total revenues for the year ended December 31, 2025. Our principal mobile games, Ragnarok M: Classic, Ragnarok X: Next Generation, Ragnarok Origin and Ragnarok M: Eternal Love accounted for 27.6%, 13.4%, 11.1% and 6.9%, respectively, of our total revenues for the year ended December 31, 2025. In 2024, Ragnarok Origin accounted for 42.1% of our total revenues. We intend to continue to diversify our product offering by developing online and mobile games in-house or through outsourcing as well as publishing additional games developed by third parties.
Our main geographic markets in terms of revenues for the year ended December 31, 2025, were Taiwan, Indonesia, Thailand, the United States and the Philippines.
Online Games
Online games are a genre of computer games in which a large number of players interact with one another within a virtual game world.
The following table summarizes the online games that we currently offer.

Title	Genre	Game Source	Date of Commercial Launch(1)
Ragnarok Online	Action adventure MMORPG(2)	Developed in‑house	August 2002
Dragonica (Dragon Saga)(3)	Action adventure MMORPG	Originally licensed from third-party developer; currently owned by us(4)	February 2009(5)
Ragnarok Online II	Action adventure MMORPG	Developed in‑house	March 2012
Requiem Online	Action adventure MMORPG	Developed in-house	August 2022(6)
R.O.S.E. Online(7)	Action adventure MMORPG	Developed by third-party based on our intellectual property	December 2022
Ragnarok Landverse(8)	Action adventure MMORPG / P2E	Developed by third-party based on our intellectual property	September 2023
Dragonica Origin(9)	MMORPG	Developed by third-party based on our intellectual property	July 2025
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
(9)Dragonica Origin was launched in Southeast Asia as of July 16, 2025.

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
Ragnarok Online was first commercially launched in August 2002 and, as of March 31, 2026, was commercially offered in 91 markets. See ITEM 4.B. “BUSINESS OVERVIEW—OUR MARKETS—Online Games.” Ragnarok Online represented 15.2% of our total revenues or Won 84,994 million (US$ 58,837 thousand) in 2025, compared with 14.2% of our total revenues or Won 71,343 million in 2024. Gravity, either directly or through a subsidiary, operates Ragnarok Online in each geographic market other than Japan, Vietnam, Europe, Russia/CIS and China, where a third-party licensee operates the game. In markets where we or our subsidiary operate Ragnarok Online, our revenues are generated through micro-transaction revenue, and in markets where a third-party licensee operates the game, our revenues are generated through royalties or licensing fees.
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
The table below provides, for the periods indicated, the peak concurrent users and average concurrent users of Ragnarok Online since the first quarter of 2023, in each of our principal markets for Ragnarok Online.

		1Q 26	4Q 25	3Q 25	2Q 25	1Q 25	4Q 24	3Q 24	2Q 24	1Q 24	4Q 23	3Q 23	2Q 23	1Q 23
Japan	PCU(1)	6,260	6,523	6,805	6,552	6,533	7,104	6,890	6,884	7,346	7,367	6,931	9,229	7,352
	ACU(2)	1,572	3,088	2,490	3,076	2,861	3,077	3,190	3,019	3,618	3,255	3,041	2,917	3,371
Korea	PCU	6,920	6,724	6,303	5,235	5,547	7,101	7,291	8,544	6,421	8,185	8,212	5,305	6,926
	ACU	4,314	3,414	3,119	2,250	2,624	4,317	3,910	4,694	5,072	4,841	4,473	3,302	3,998
Thailand(3)	PCU	6,270	5,962	6,807	7,425	8,464	9,487	12,265	15,258	8,937	9,229	11,285	11,158	13,010
	ACU	2,746	3,495	2,806	3,390	3,678	4,479	5,252	6,199	5,588	4,291	4,024	5,113	5,787
USA/ Canada	PCU	2,890	2,526	2,533	2,099	2,053	2,192	2,217	2,177	2,087	2,082	2,078	2,016	1,860
	ACU	1,904	2,271	1,959	1,871	1,733	1,853	1,828	1,775	2,048	1,772	1,668	1,384	1,340
Taiwan/ Hong Kong/ Macau	PCU	10,852	13,521	10,746	12,929	14,731	16,460	16,156	17,341	21,858	22,329	19,256	19,317	16,702
	ACU	7,028	6,642	7,842	6,810	9,075	9,634	9,605	10,290	9,852	13,075	11,698	10,587	10,243
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
The following table provides a breakdown of the revenues generated by Ragnarok Online in certain key markets for the periods indicated:

Revenue Type	Country	2025	2025(1)		2024	2023
		(In millions of Won and thousands of US$)
Online games—micro-transaction revenue	Thailand(2)	₩ 23,952	US$	16,581	₩ 24,095	₩ 29,168
	Taiwan/Hong Kong/Macau	25,173	17,426		21,157	25,799
	Brazil	12,571	8,702		2,072	2,204
	Korea	7,462	5,166		7,082	6,822
	The United States/Canada(3)	3,781	2,617		4,530	3,528
	Philippines(4)	882	611		926	828
	Other	763	528		679	663
	Subtotal	74,584	51,631		60,541	69,012

Online games—royalties and license fees	Japan	7,786	5,390		7,813	7,833
	China	2,111	1,461		2,479	434
	Other	513	355		510	381
	Subtotal	10,410	7,206		10,802	8,648
	Total	₩ 84,994	US$	58,837	₩ 71,343	₩ 77,660
__________________
Notes:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,444.55 to US$ 1.00, the noon buying rate in effect on December 31, 2025, as certified by the Federal Reserve Bank of New York for customs purposes.
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
We have launched new versions of Ragnarok Online: Ragnarok Zero, Ragnarok Online Classic, Ragnarok Classic and Ragnarok Retro, in Korea on December 27, 2017, in Taiwan, Hong Kong and Macau on July 3, 2025, in Thailand on October 28, 2021, in Indonesia on December 5, 2024 and in Indonesia on December 15, 2021, respectively. These games are based on the original Ragnarok Online, which was first released in 2003, and feature updated quests, new user interface, premium character service and upgraded content. The service of Ragnarok Retro in Indonesia ceased as of March 27, 2025.
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
The following table sets forth each of the mobile games that we have released since January 2025.

Title	Genre	Service Area	Date of Commercial Launch
Ragnarok M: Classic	MMORPG	Southeast Asia Taiwan, Hong Kong, Macau North and South America, Europe, Middle East, certain regions in North Africa, Oceania	February 2025 April 2025 September 2025
Ragnarok Idle Adventure Plus	Vertical Idle MMORPG	Global (except Taiwan, Hong Kong, Macau, China, Korea and Japan) Taiwan, Hong Kong, Macau Korea	February 2025 May 2025 August 2025
Ragnarok: Twilight	Idle MMORPG	China (WeChat Mini Programs) Taiwan, Hong Kong, Macau China Southeast Asia (except Vietnam) Vietnam	February 2025 July 2025 August 2025 October 2025 February 2026

Ragnarok V: Returns	3D MMORPG	Southeast Asia (Thailand, Indonesia, Philippines) Global	March 2025 August 2025
Ragnarok: Rebirth (Ragnarok: Back to Glory)	3D MMORPG	Korea, Southeast Asia China	April 2025 December 2025

Ragnarok X: Next Generation	MMORPG	North, Central and South America, Oceania, England, Portugal, Spain, Ireland Europe (France, Italy, Germany), Middle East, Egypt, Algeria	May 2025 January 2026
Ragnarok Crush	Strategy Action Puzzle RPG	Global (except China and Japan)	July 2025
Ragnarok: The Promised Adventure	Adventure MMORPG	China	September 2025
THE RAGNAROK (Ragnarok: Novice Hearts)	MMORPG	China	September 2025

Ragnarok Monster Kitchen	Hybrid Casual	Global	December 2025
Ragnarok: The New World	MMORPG	Taiwan, Hong Kong, Macau	January 2026
NBA Rise	Sports	Japan	February 2025
JLPGA Heroine Collection	Sports	Japan	March 2025
Shambles: Sons of Apocalypse	Deck-building Roguelike	Global (except China, Vietnam, Taiwan)	March 2025
Nobunaga's Ambition: The Road to the World	MMO History Strategy Simulation	Japan	June 2025
Schop Hero	New Fresh Whole Digging Puzzle RPG	Japan	September 2025
Chess Rumble	Collectible Tactical RPG	Global (except Korea and Japan)	October 2025
ACADEMY OF HEROES: THREE KINGDOMS	Turn-based Collective RPG	Southeast Asia	January 2026
Ragnarok Origin Classic	MMORPG	Korea, Southeast Asia, Taiwan, Hong Kong, Macau	March 2026
`

The following are revenues generated from our mobile games business for the periods indicated:

Revenue Type	Country	2025	2025(1)		2024	2023
		(In millions of Won and thousands of US$)
Mobile games— micro transaction revenue	Taiwan	₩ 101,617	US$	70,345	₩ 86,121	₩ 142,438
	Indonesia	80,279	55,574		30,450	56,736
	The United States	44,966	31,128		27,684	16,337
	The Philippines	42,443	29,381		44,688	89,818
	Thailand	24,242	16,782		25,854	103,008
	Korea	21,103	14,609		34,359	65,626
	Hong Kong	17,741	12,281		13,370	17,071
	Malaysia	16,724	11,577		24,752	45,759
	Brazil	10,602	7,339		24,361	3,061
	Other(2)	44,425	30,754		36,887	28,811
	Subtotal	404,142	279,770		348,526	568,665

Mobile games— royalties and license fees	Japan	13,572	9,395		8,653	10,148
	The Philippines	9,324	6,455		13,313	11,949
	China	7,988	5,530		13,028	2,288
	Taiwan	5,900	4,084		6,846	7,724
	The United States	3,043	2,107		1,871	1,835
	Hong Kong	2,257	1,562		3,881	5,584
	Thailand	1,817	1,258		3,127	4,646
	Indonesia	1,725	1,194		1,302	1,051
	Malaysia	1,141	790		1,412	12,650
	Other(3)	4,326	2,995		3,717	3,064
	Subtotal	51,093	35,370		57,150	60,939
	Total	₩ 455,235	US$	315,140	₩ 405,676	₩ 629,604
__________________
Notes:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,444.55 to US$ 1.00, the noon buying rate in effect on December 31, 2025, as certified by the Federal Reserve Bank of New York for customs purposes.
(2)Other primarily comprises Europe, Canada, Japan, Singapore, New Zealand and Australia.
(3)Other primarily comprises Europe, Korea, Singapore and Macau.
Ragnarok M: Eternal Love
Ragnarok M: Eternal Love is an MMORPG, which we offer in 122 markets across Taiwan, Hong Kong and Macau, Korea, Southeast Asia, North and South America, Oceania, Japan and Europe. The game was developed by Gravity and Dream Square, together with co-developer Xindong. We commenced our service for Ragnarok M: Eternal Love in Taiwan in October 2017, Korea in March 2018, Southeast Asia in October 2018, North and South America, and Oceania in January 2019, Japan in June 2019 and Europe in October 2019.
For the year ended December 31, 2025, Ragnarok M: Eternal Love represented 6.9% of our total revenues or Won 38,430 million (US$ 26,603 thousand), compared with 10.6% of our total revenues or Won 53,280 million in 2024.

Ragnarok M: Classic
Ragnarok M: Classic is an MMORPG and a sequel to Ragnarok M: Eternal Love, which we launched in Southeast Asia in February 2025, Taiwan, Hong Kong and Macau in April 2025, and North and South America, Europe, the Middle East, certain regions in North Africa and Oceania in September 2025. The game was developed by Gravity and Xindong.
For the year ended December 31, 2025, Ragnarok M: Classic represented 27.6% of our total revenues or Won 154,617 million (US$ 107,035 thousand).
Ragnarok X: Next Generation
Ragnarok X: Next Generation is an MMORPG, which we offer in Taiwan, Hong Kong, Macau, Southeast Asia, Korea, China, Japan, North, Central and South America, Oceania, England, Portugal, Spain, Ireland, France, Italy, Germany, the Middle East, Egypt and Algeria.
The game was developed by Gravity and Dream Square and we licensed Nuverse to commence the service in Taiwan, Hong Kong and Macau in October 2020, Southeast Asia (except Vietnam) in June 2021 and Vietnam in September 2021. We commenced our service for Ragnarok X: Next Generation in Korea in January 2023, China in September 2024, Japan in November 2024, North, Central and South America, Oceania, England, Portugal, Spain, Ireland in May 2025 and France, Italy, Germany, the Middle East, Egypt and Algeria in January 2026. See Item 3.D. “RISK FACTORS—RISKS RELATING TO OUR MARKET ENVIRONMENT—Our businesses and partnerships may be affected by geopolitical tensions between China and the United States.”
For the year ended December 31, 2025, Ragnarok X: Next Generation represented 13.4% of our total revenues or Won 75,218 million (US$ 52,070 thousand), compared with 10.6% of our total revenues or Won 53,123 million in 2024.
Ragnarok Origin
Ragnarok Origin is an MMORPG, which we offer in Taiwan, Hong Kong, Macau, Southeast Asia, China and North, Central and South America. The game was developed by Gravity and Dream Square, together with co-developer Shanghai Rexue Network Technology Co., Ltd. We commenced our service for Ragnarok Origin in Korea in July 2020, Japan in June 2021, Taiwan, Hong Kong and Macau in September 2022, Southeast Asia in April 2023, North, Central and South America in February 2024 and China in March 2024, and ceased our service in Korea and Japan in March 2026.
For the year ended December 31, 2025, Ragnarok Origin represented 11.1% of our total revenues or Won 62,470 million (US$ 43,245 thousand), compared with 42.1% of our total revenues or Won 210,882 million in 2024.

Other Games and Game‑related Products and Services
Other Games
In addition to developing and publishing online games and mobile games, which is our primary business, we also provide games for gaming consoles (including handheld gaming consoles), such as the Steam, Nintendo Switch, Xbox, and the PlayStation series. Console games are distributed in the form of a disc or cartridge (game card), or downloaded directly to a console through the Internet.

The following table sets forth the console games we have released.

Title	Genre	Platform	Release Date
Ragnarok DS	Role playing	Nintendo DS	December 2008
Ragnarok: The Princess of Light and Darkness	Tactical role playing	PlayStation Portable	October 2011
Ragnarok Odyssey	Role playing	PlayStation Vita	February 2012
Double Dragon II	Action	Xbox 360	April 2013
Ragnarok Odyssey Ace	Role playing	PlayStation Vita	August 2013
Ragnarok Odyssey Ace	Role playing	PlayStation 3	April 2014
GRANDIA HD Collection	Role playing, Adventure	Nintendo Switch	October 2021
Pigromance	Puzzle, Platformer	Steam, Stove, Nintendo Switch, Xbox One, Xbox Series X|S	December 2022
ALTF4 II	Adventure	Steam, Stove	March 2023
Wetory	Roguelike	Steam, Stove, Nintendo Switch	October 2023
Tokyo Psychodemic	2D Climatic Profiling Adventure	Nintendo Switch, Steam, PS4, PS5	November 2024
KAMiBAKO	World Craft RPG	Nintendo Switch, Steam, PS4, PS5	January 2025
Twilight Monk	2.5D Action RPG	Nintendo Switch, Steam	March 2025
Snow Brothers 2 Special	Action, Platformer	Nintendo Switch, Steam	April 2025
Shambles: Son of Apocalypse	Deck-building Roguelike	Steam	June 2025
THE GOOD OLD DAYS	Metroidvania Adventure	Nintendo Switch	October 2025
the Game of Life for Nintendo Switch	Board, Party	Nintendo Switch	December 2025
Little Gods of Abyss Global	Puzzle Platformer	Steam	January 2026
Wizmans World Re: Try	JRPG Remaster	Steam, PS4, PS5, Nintendo Switch, Xbox One	February 2026
Pororo Sport Day	Simulation	Nintendo Switch	March 2026
We also provide games for IPTV. In September 2008, we entered into a licensing agreement with ICONIX to develop and publish Pororo Game, an IPTV game based on ICONIX’s 3D TV animation series “Pororo: The Little

Penguin.” The game was launched in September 2009. Our licensing agreement with ICONIX has been renewed annually since then, most recently in September 2025.

In April 2022, we entered into a licensing agreement with YoungToys to develop and publish New Tobot Game, mobile and console games based on YoungToys’ TV animation series “New Tobot.”

To further support the development and service of Nintendo Switch titles, we secured licensing rights for “Pororo: The Little Penguin” in August 2025 and “Pinkfong Baby Shark” in November 2025.

In addition, we are expanding our global publishing footprint across PC (Steam) and console platforms such as Nintendo Switch and PlayStation. We focus on curating a diversified portfolio across a range of genres, including action, RPG, simulation, Metroidvania, and boss rush, with the aim of capturing a broader gaming audience.

Console and IPTV games accounted for less than 1% of our total revenues in both 2025 and 2024.

We seek to expand our 'Ragnarok' IP through strategic collaborations and partnerships across additional content and merchandising channels, including animation, concerts, musicals, webtoons and consumer products. These initiatives are intended to enhance user engagement and broaden potential revenue sources.
Game character merchandising
In order to optimize the commercial opportunities presented by our games and their characters, we and our licensees have been marketing dolls, stationery, food and other character based merchandise, as well as game manuals, monthly magazines and other publications, based on our games. We currently have arrangements with ItsYourPrimeTime Co., Ltd to license Ragnarok Online game characters in Korea; with Siam Specialty Company Limited in Thailand; with Aswas Co., Ltd. in Korea, Malaysia and the United States; and with Hellomisterlee Co., Ltd. in Korea and the United States; with Conzen in Korea; with H.K Studio in Korea; with Gemblo Company Co., Ltd. in Korea, Taiwan, the Philippines, Thailand, Vietnam, Indonesia, Singapore, Malaysia and Hong Kong; with UNICOKOREA Corp. in Korea; with Genie Music Corporation in Korea.
The amount of revenue from game character merchandising represented less than 1% of our total revenues in 2025 and 2024.
Other Services
In addition to its core mobile game business, Gravity NeoCyon, Inc., or “Gravity NeoCyon,” provides system development and maintenance services as well as system integration services to third parties. The amount of revenues from such other services represented 2.7% of our total revenues or Won 8,214 million (US$ 5,686 thousand) for the year ended December 31, 2025, compared with 2.1% of our total revenues or Won 10,420 million in 2024.
OUR MARKETS
Our largest geographic markets in terms of revenue for the year ended December 31, 2025 were Taiwan, Indonesia, Thailand, the United States, the Philippines and Korea. The following table sets forth a summary of our consolidated statement of operations showing revenues by geographic area for the periods indicated and the percentage of total revenues represented by each for the year ended December 31, 2025.

	Year Ended December 31,
Country	2025		2025(1)		2024	2023
	(In millions of Won and thousands of US$, except percentages)
Taiwan	₩ 133,721	23.9%	US$	92,569	₩ 114,410	₩ 176,071
Indonesia	85,061	15.2%	58,884		32,373	58,763
Thailand	53,395	9.5%	36,963		61,781	136,874
The United States(2)	52,691	9.4%	36,476		34,653	22,702
The Philippines	52,683	9.4%	36,470		58,927	102,595
Korea	38,865	6.9%	26,905		53,142	86,058
Japan	27,644	4.9%	19,137		18,857	18,999
Brazil	23,475	4.2%	16,251		26,434	5,264
Hong Kong	20,159	3.6%	13,955		17,255	22,656
Malaysia	18,001	3.2%	12,461		26,361	58,553
Others	54,853	9.8%	37,973		56,652	36,981
Total	₩ 560,548	100.0%	US$	388,044	₩ 500,845	₩ 725,516
__________________
Notes:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,444.55 to US$ 1.00, the noon buying rate in effect on December 31, 2025 as certified by the Federal Reserve Bank of New York for customs purposes.
(2)Revenues in the United States, as shown on this table, also include micro-transaction and other types of game revenues generated in other countries managed by Gravity Interactive. Such revenues from other countries constitute an immaterial portion of the revenues recorded as micro-transaction revenues from the United States.
Online Games
We manage and distribute (directly or through our subsidiaries) online game operations in Korea, Thailand, Taiwan, Hong Kong, Macau, the United States, Canada, Latin America, Indonesia, the Middle East, the Philippines, Singapore and Malaysia, and we work with licensees to manage and distribute our games in other markets. Our licensees pay us an initial license fee and/or ongoing royalty payments based on a percentage of revenues generated from subscription fees and/or micro transactions of the game they service in the respective overseas markets. The license agreements may be terminated in the event of bankruptcy or a material breach by either party, including, in our case, in the event the licensee fails to pay royalty fees in a timely manner.
Ragnarok Online is commercially offered in the 91 markets, including Japan, Taiwan, Hong Kong and Macau, the United States, Canada, Latin America, Thailand, the Philippines, Singapore, Malaysia and others. We or our subsidiaries manage the distribution of Ragnarok Online in each market other than in Japan, China, Russia/CIS and 37 European countries and markets. In each of these markets, local licensees publish Ragnarok Online. The following table lists the overseas countries and markets in which Ragnarok Online is commercially offered through our licensees, the names of the licensees, the dates of the license agreements, and the commercial launch dates and expiry dates of the license agreements.

Country	Licensee	Date of License Agreement	Date of Commercial Launch	Date of Expiry
Japan	GungHo Online Entertainment, Inc.	July 2002	December 2002	September 2027
Europe(1)	Innova Intellectual Properties SARL	August 2019	April 2004	September 2026
China(2)	Shanghai Taren Network Technology Co., Ltd.	January 2024	February 2013	December 2026
Russia and CIS(3)	Innova Solutions FZ-LLC	February 2018	March 2007	August 2026
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
(2)Ragnarok Online was initially launched in China with a different licensee in February 2013, and has been offered in China through TA REN, or Shanghai BING KUAI Network Technology Co., Ltd., a subsidiary of TA REN, since then. On January 1, 2024, we entered into a new licensing agreement with TA REN for the service of Ragnarok Online in China.
(3)Ragnarok Online was initially launched in Russia and CIS with a different licensee in March 2007.

Mobile Games
With respect to mobile games, as of April 24, 2026, we directly manage the distribution of each of Ragnarok M: Eternal Love (other than in Japan and China, where we work with a third-party licensee), Ragnarok M: Classic in Southeast Asia, Taiwan, Hong Kong, Macau, North and South America, Europe, the Middle East, certain regions in North Africa and Oceania, Ragnarok Origin in Taiwan, Hong Kong, Macau, Southeast Asia and North, Central and South America and Ragnarok X: Next Generation in Korea, North, Central and South America, Oceania, England, Portugal, Spain, Ireland, France, Italy, Germany, the Middle East, Egypt and Algeria.
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
In markets where we work with third-party licensees, such licensees develop, after consultation with us, a retail pricing structure for the users of the game they service in their respective markets. The pricing structure for Ragnarok Online in Thailand, Korea, Japan, the United States and Canada, Taiwan, Hong Kong and Macau, Singapore, Malaysia, the Philippines and Latin America are set forth below.
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
Micro‑transaction model
We have been directly providing Ragnarok Online in Thailand since May 28, 2020. We have applied a micro-transaction model for users in Thailand, which allows users to buy game items in the price range between THB 1 and THB 5,000. The following table sets forth our basic pricing for points of Ragnarok Online in Thailand as of December 31, 2025.

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
Subscription‑based fee model

The subscription‑based fee model is currently applied only to Internet cafés, not to individual PC players in Korea, and the subscription‑based revenue is not material. The following table sets forth our published pricing plans for Internet cafés in Korea for Ragnarok Online access as of December 31, 2025.

Hours(1)	Flat Fee per PC
300 hours	₩ 69,300
600 hours	138,600
1,000 hours	231,000
2,000 hours	462,000
__________________

Note:
(1)Actual hours may vary depending on additional bonus hours we offer in proportion to hours purchased by the subscriber.
Micro‑transaction model
We have applied a micro‑transaction model in Korea since April 2007. The price range of each of the game items is between Won 500 and Won 29,800.
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
Micro‑transaction model
We have applied a micro‑transaction model in Japan since December 2006. Game users buy GungHo Shop Points, which enable them to buy game items or directly buy game items from the mobile item shop. The price range of the game items is between JPY 50 and JPY 2,000. The following table sets forth our licensee’s published basic pricing for GungHo Shop Points in Japan as of December 31, 2025.

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
Micro‑transaction model
We have applied a micro‑transaction model in the United States and Canada since June 2007. Game users buy points, which enable them to buy game items in the price range between US$ 0.05 and US$ 45. The following table sets forth Gravity Interactive’s published basic pricing for points of Ragnarok Online in the United States and Canada as of December 31, 2025.

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
Micro‑transaction model
We have been directly providing Ragnarok Online in Taiwan, Hong Kong and Macau since June 15, 2016. We have applied a micro-transaction model for users in Taiwan, Hong Kong and Macau, which enables them to buy game items in the price range between NT dollar 1 and NT dollar 449. For purchases in currencies other than the NT dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. The following table sets forth our basic pricing for points of Ragnarok Online in Taiwan, Hong Kong and Macau as of December 31, 2025.

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
Latin America
Gravity Interactive, our wholly-owned subsidiary in the United States, determines the pricing plan for Ragnarok Online in Latin America. Users pay through cash-based payments, digital wallets, bank transfers, debit/credit cards, account-based transfers, cash-based vouchers, instant payments and mobile money, which they are able to convert to Joy Coin, the currency used in Ragnarok Online. Joy Coin is eligible for use in the purchase of in-game items. We pay a commission for payment processing ranging from 0.7% to 30% per transaction per transaction to third-party payment processors.
Micro‑transaction model
We have applied a micro‑transaction model in Latin America since May 2025. Game users buy points, which enable them to buy game items in the price range between US$ 0.69 and US$ 169.99. The following table sets forth Gravity Interactive’s published basic pricing for points of Ragnarok Online in Latin America as of December 31, 2025.

Points	Retail Price
1 point	US$	0.00034
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
Taiwan, Hong Kong and Macau
For Ragnarok M: Eternal Love in Taiwan, Hong Kong and Macau, we have applied a micro-transaction model, including a Gatcha system, for users in these markets, which enables them to buy game items in the price range between NT dollar 33 and NT dollar 3,290 as of December 31, 2025.
For Ragnarok X: Next Generation in Taiwan, Hong Kong and Macau, we have applied a micro-transaction model, including a Gatcha system, for users in these markets, which enables them to buy game items in the price range between NT dollar 30 and NT dollar 3,290 as of December 31, 2025.
For Ragnarok Origin in Taiwan, Hong Kong and Macau, we have applied a micro‑transaction model, including a Gatcha system, for users in these markets, which enables them to buy game items in the price range between US$ 0.99 and US$ 99.99 as of December 31, 2025.
For Ragnarok M: Classic in Taiwan, Hong Kong and Macau, we have applied a micro‑transaction model, including a Gatcha system, for users in these markets, which enables them to buy game items in the price range between NT dollar 33 and NT dollar 2,950 as of December 31, 2025.
For purchases in currencies other than the NT dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems such as MyCard.
Korea
For Ragnarok M: Eternal Love in Korea, we have applied a micro‑transaction model, including a Gatcha system, in Korea since March 2018. Game users buy virtual game items in the price range between Won 1,200 and Won 119,000 as of December 31, 2025. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems.

For Ragnarok X: Next Generation in Korea, we have applied a micro-transaction model, including a Gatcha system, in Korea since January 2023, which enables them to buy game items in the price range between Won 1,500 and Won 149,000 as of December 31, 2025. Users pay through credit cards, wire and/or bank transfers, or mobile payment or online payment systems.

Southeast Asia, North, Central and South America, Oceania and Europe
We have applied a micro-transaction model including a Gatcha system for Ragnarok M: Eternal Love in Southeast Asia since October 2018, in North and South America, and Oceania since January 2019 and Europe since October 2019. Game users in these markets may purchase virtual game items in the price range between US$ 0.99 and US$ 99.99 as of December 31, 2025.
For Ragnarok X: Next Generation, we have applied a micro-transaction model, including a Gatcha system. Users in Southeast Asia may purchase game items in the price range between US$ 0.99 and US$ 119.99, and users in North, Central and South America, Oceania and Europe may purchase game items in the price range between US$ 0.99 and US$ 99.99, in each case as of December 31, 2025.
For Ragnarok Origin, we have applied a micro-transaction model, including a Gatcha system in Southeast Asia since April 2023 and North, Central and South America since February 2024. Game users buy virtual game items in the price range between US$ 0.59 and US$ 99.99 in Southeast Asia, and US$ 0.99 and US$ 999.99 in North, Central and South America as of December 31, 2025.
For Ragnarok M: Classic in Southeast Asia, North and South America, Europe, Middle East, certain regions in North Africa and Oceania, we have applied a micro-transaction model in Southeast Asia, North and South America, Europe, the Middle East, certain regions in North Africa and Oceania since February 2025. Game users buy virtual game items in the price range between US$ 0.99 and US$ 499.99 as of December 31, 2025.
For purchases in currencies other than the U.S. dollar, the price will be converted to local currency at the applicable exchange rate when users make the payment. Users pay through credit cards, wire and/or bank transfers, mobile payment, or online payment systems such as PayPal and Huawei.
Japan
For Ragnarok M: Eternal Love in Japan, we have applied a micro‑transaction model including a Gatcha system in Japan since June 2019. Game users buy virtual game items in the price range between JPY 160 and JPY 10,000 as of December 31, 2025. Users pay through credit cards, wire and/or bank transfers, mobile payment or online payment systems.

For Ragnarok X: Next Generation in Japan, we have applied a micro-transaction model, including a Gatcha system in Japan since November 2024. Game users buy virtual game items in the price range between JPY 100 and JPY 15,000 as of December 31, 2025. Users pay through credit cards, wire and/or bank transfers, mobile payment or online payment systems.
China
For Ragnarok Origin in China, we have applied a micro-transaction model, including a Gatcha system in China since March 2024. Game users buy virtual game items in the price range between CNY 6 and CNY 6,498 as of December 31, 2025. Users pay through credit cards, wire and/or bank transfers, mobile payment or online payment systems.

For Ragnarok X: Next Generation in China, we have applied a micro-transaction model, including a Gatcha system in China since September 2024. Game users buy virtual game items in the price range between CNY 6 and CNY 648 as of December 31, 2025. Users pay through credit cards, wire and/or bank transfers, mobile payment or online payment systems.

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
Game Development
Our game development department is divided into two categories of development teams: one is dedicated to online games and the other is dedicated to mobile games. As of December 31, 2025, we employed a total of 255 game developers. We have developed online games, such as Ragnarok Online, Ragnarok Online II, Requiem Online and mobile games, such as Ragnarok V: Returns, Ragnarok Begins, Hero’s Gambit (Chess Rumble), Scorp Hero (HelloHell) in-house. Furthermore, we have developed cross-platform games, such as Ragnarok V: Returns, which is available on both online and mobile platforms. In order to remain competitive, we are focusing our in‑house game development efforts on enhancing the game experience and on developing new games incorporating the latest technologies (including software improving the communication and interaction between players).
We also outsource the development of new games to third parties. For example, in October 2021, we entered into a game development agreement with Funigloo Co., Ltd., a developer in Korea, to outsource the development of Ragnarok 1.5 (Ragnarok Online Plus) using the contents of Ragnarok Online. In June 2023, we entered into a game development agreement with Ninetyseconds Co., Ltd., a developer in Korea, to outsource the development of Ragnarok Monster Kitchen using the contents of Ragnarok Online. In October 2024, we entered into a game development agreement with Myturn Co., Ltd., a developer in Korea, to outsource the development of Requiem M using the contents of Requiem Online. We own all intellectual property rights relating to Ragnarok 1.5 (Ragnarok Online Plus), Ragnarok Monster Kitchen and Requiem M.
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
For example, we have licensed our intellectual property related to Ragnarok Online to various developers, which led to the development of multiple mobile and web-based games such as Ragnarok Prequel, Ragnarok Prequel II, Ragnarok R, RO: Idle Poring, Ragnarok M: Eternal Love, Ragnarok H5, Ragnarok Origin, Ragnarok X: Next Generation and THE RAGNAROK (Ragnarok: Novice Hearts), Ragnarok: Twilight, Ragnarok Crush, Ragnarok Idle Adventure Plus, Ragnarok: The New World, Ragnarok M: Classic, Ragnarok Origin Classic. See ITEM 4.B. “BUSINESS OVERVIEW—OUR PRODUCTS—Mobile games.” Additionally, we have granted certain developers rights to develop mobile and web-based games based on our intellectual properties included in our game Dragonica.
Some of our other titles are based on licenses of intellectual property of third parties. For example, we have developed and published various IPTV and mobile games such as Pororo Games, NBA Rise To Stardom, JLPGA Heroine Collection and New Tobot Game, based on intellectual property licensed pursuant to licensing agreements with third parties.
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
We conduct a variety of marketing programs and online and offline events to target potential subscribers. Our main marketing efforts include advertising on website portals and game magazines, conducting online promotional events, participating in trade shows and entering into promotional alliances with Internet service providers. We spent Won 44,738 million (US$ 30,970 thousand) on advertising and promotions in 2025, compared with Won 38,731 million in 2024.
We frequently organize in‑game events, such as card exchange events for our users. We also host from time to time in‑game tournaments in which users can compete against each other either as a team or individually. In addition, we use in‑game events to introduce users to new features of our games. We organized 823 and 1,234 in‑game events for Ragnarok Online users in 2025 and 2024, respectively.

Following the lifting of the COVID-19 quarantine restrictions, we have organized large-scale offline events, including e-sports tournaments featuring Ragnarok games in Asia, such as ROS 2025 in Korea and Ragnarok Festa 2025 Presented By OneOne in Bangkok, Thailand, where tournaments for four titles (Ragnarok Stars 2025, Ragnarok Classic Championship 2025, Ragnarok Landverse Championship 2025, and Ragnarok Championship 2025) took place concurrently. On the day of the grand finals, 3,821 visitors attended the venue, with 103,799 live streaming views. As in the previous year, we participated in various global game exhibitions, including the 2025 Taipei Game Show, PAX West 2025 in the United States, Tokyo Game Show 2025 in Japan and the Global Game Exhibition G-Star 2025 (“G-Star 2025”) in Korea, which was attended by approximately 202,000 offline visitors. At G-Star 2025, we set up our own booth offering hands-on demonstrations of newly introduced Gravity games and various events for visitors. We also held Ragnarok IP-based orchestra concerts including Ragnarok: the Orchestra Concert in São Paulo, Brazil and Theme of Ragnarok in Taiwan in 2025. Furthermore, we opened closed beta sessions for Ragnarok Online 3 in Korea, Thailand, Indonesia and Taiwan. In addition to the foregoing, we and our subsidiaries have held multiple marketing events across global regions as follows:

•In October 2025, Gravity Interactive hosted the Korean Cultural Center Exhibition, titled “Portraits of Midgard” in Brazil, with more than 9,000 visitors. The exhibition featured exclusive artwork and visual installations, including interactive photo zones, an Emperium Stone installation and a neon Poring wall.

•In October 2025, Gravity Game Tech held an offline event Ragnarok Urgent Call at Jewel Hall, Paragon Mall in Bangkok, Thailand, celebrating the fourth anniversary of Ragnarok Online Classic. The event drew 937 visitors and included an e-Sports tournament, comprising Ragnarok Stars 2025 Thailand Championship Finals and The Ragnarok SEA Grand Final, as well as an activity booth zone and a fan art contest.

•In January 2026, Gravity Communications held a press conference for the launch of Ragnarok: The New World at WESTAR, Taipei City, Taiwan, attended by approximately 100 guests including local media representatives and players. The event featured a game introduction by Taiwanese actress and brand ambassador Ariel Lin, followed by lucky draws and a commemorative photo session.

•In March 2025, Gravity Game Link hosted an offline community event, Community Gathering ROC, at Good Folks Café, Jakarta, Indonesia, with approximately 100 participants. Held during the local Ramadan season, the event focused on sharing the Ragnarok Online Classic Indonesia roadmap and future update plans, including announcements regarding the 2025 Ragnarok Classic Championship.
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

GAME SUPPORT AND CUSTOMER SERVICE
We are committed to providing superior customer service to our users directly and through our licensees. As of December 31, 2025, 56 employees were game masters or persons who are in charge of testing, updating and providing server maintenance for our games, as well as dealing with customer complaints, 31 employees were members of our domestic customer service team and 25 employees were members of our overseas customer support team.
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
We maintained our server hardware in a single climate‑controlled facility at KT Mokdong Internet Computing Center at 233‑5 Mokdong‑ro, Yangcheon‑gu, Seoul, Korea and our other system hardware in our offices in Seoul until February 2026. As of February 2026, our server network for our online game operations in Korea consisted of a total of 579 servers, comprising 57 physical servers, 126 physical servers through the server virtualization technology we have adopted since July 2011 and 396 virtualized servers, which allows one physical server to be divided into multiple virtual servers, each of which functions individually as a complete and independent server. Beginning in March 2026, we transitioned our server infrastructure to a cloud-based environment to enhance scalability and operational efficiency. As of the date of this Annual Report, our total cloud server capacity consists of 727 servers, comprising 591 cloud instance servers and 136 cloud database instances.
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
Competition in the Online Game Industry

Currently, the leading providers of online games globally, based on the number of peak concurrent users, include Korea-based companies such as Nexon Co., Ltd and Krafton Inc., as well as international publishers, such as Activision Blizzard, Inc., Riot Games, Inc., Game Science Interactive Technology Co., Ltd., Epic Games Inc. and Focus Entertainment Publishing according to data available from various public sources.

Among the most widely played online games in Korea and globally are PlayerUnknown’s Battlegrounds, developed by PUBG Corporation (formerly developed and published under PUBG Corporation, which has since been merged into Krafton, Inc.); Fortnite Battle Royale, developed by Epic Games, Inc.; Roblox, developed by Roblox Corporation; Minecraft, developed by Mojang Studios (a game development studio owned by Microsoft Corporation); Diablo IV, developed by Activision Blizzard, Inc.; and Valorant and League of Legends, each developed by Riot Games, Inc.
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

We compete with companies that specialize in developing and/or distributing mobile games including leading Korea-based publishers such as NCSoft Corporation, Nexon Co., Ltd. and Netmarble Corp. as well as foreign publishers such as Tencent Holdings Ltd., King.com Ltd., Dream Games, Ltd. and Roblox Corporation.

Honor of Kings, Monopoly Go!, Royal Match, PlayerUnknown’s Battlegrounds, Candy Crush Saga, and Roblox are some of the most popular mobile games both in Korea and globally.
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
Competition from Other Game Platforms

We also compete against PC and console‑based game developers that produce popular package games, such as Electronic Arts, Inc., Epic Games, Inc., Game Science Interactive Technology Co., Ltd., Focus Entertainment Publishing and game console manufacturers such as Sony Interactive Entertainment Inc., Nintendo Co., Ltd., and Microsoft Corporation, all of which also have their own console game development studios.
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
We are the registered owner of 29 software copyrights relating to 19 games: Ragnarok Online, Ragnarok Online II, R.O.S.E. Online, Requiem Online, Ragnarok Violet, Ragnarok Angel Poring, Ragnarok Online—Uprising: Valkyrie, Arcturus, Pucca Racing, W Baseball, Dragonica, Dragon Saga, Ragnarok Online Zero, Ragnarok Spear of Odin, Triple Chain, Ragnarok Origin, Ragnarok M: Eternal Love, Ragnarok V: Returns and Ragnarok Begins, each of which has been registered with the Korea Copyright Commission. As of December 31, 2025, we owned 249 domain names, including our official Web site and domain names registered in connection with each of the games we offer. We had 1,554 registered discrete trademarks at patent and trademark offices in 77 countries as of December 31, 2025. We registered with the Korea Intellectual Property Office copyrights covering 13 game characters and six online game business model patents, in each case as of December 31, 2025.

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
Under PIPA, a user may claim for statutory damage compensation up to Won 3 million in case of loss, theft, or leakage of his/her personal information under management by personal information processors.
To promote prompt and fair settlement of disputes concerning personal information, a Personal Information Dispute Mediation Committee, or “PIDMC,” has been established and the PIDMC’s decision, if accepted by the disputing parties, should have the same legal effect as settlement by trial. In consideration of the fact that most identity theft cases are large in scale and small in the amount of monetary damages, the legislation adopts a collective dispute settlement system. A class action system for personal information has been adopted, but in order to prevent frivolous class action suits, litigants are required to go through the collective dispute settlement system prior to bringing a class action and cases are limited to those seeking suspension or injunctive relief.
The PIPA, as amended on March 10, 2026, significantly strengthens corporate obligations and liability. Notably, the amended PIPA raises the maximum administrative penalty from 3% to 10% of the total revenues in the following circumstances: (1) a party that has previously been subject to an administrative penalty under the PIPA violates the PIPA again within three years due to willful misconduct or gross negligence; (2) a violation due to willful misconduct or gross negligence affects 10 million or more data subjects; or (3) a data breach occurs due to failure to comply with a corrective order issued by the Personal Information Protection Committee (“PIPC”). This amendment will take effect six months after its enactment.
Furthermore, the amended PIPA explicitly designates the business owner or representative of a data controller as the “ultimate person responsible for the processing and protection of personal information” and requires such owner or representative to take comprehensive management measures, including the allocation of sufficient personnel and budget to personal information protection. Additionally, for data controllers that meet criteria to be prescribed by the Presidential Decree of the PIPA, the amended PIPA requires that the appointment and dismissal of the Chief Privacy Officer (“CPO”) be approved by the board of directors and that the designation of the CPO be reported to the PIPC.
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
The Act on Promotion of the Game Industry, or “Game Act”
Under the Game Act, which became effective on April 20, 2007, online games were classified into four categories: “suitable for users of all ages,” “suitable for users 12 years of age or older,” “suitable for users 15 years of age or older” and “suitable for users 18 years of age or older.” The 15 years of age or older category was added between the 12 years of age and 18 years of age categories to increase ratings flexibility. However, the Game Act, as amended on March 21, 2023 and effective from January 1, 2024, revised the definition of “juvenile” from a person under the age of 18 to a person under the age of 19, to be in line with the Juvenile Protection Act. Accordingly, the category of “suitable for users 18 years of age or older” was revised to “not permitted for use by juveniles.” Ragnarok Online has been classified as “suitable for users 12 years of age or older.” The Game Act also requires persons who produce, distribute or provide game products to disclose on each game product, internet homepage, advertisement and promotional material the types of probability-based items used in the game, as well as information on the relevant probabilities.
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

The amendment to the Game Act introducing special litigation provisions for lawsuits related to violations of the duty to disclose probability-based items entered into effect on August 1, 2025. The main contents of the special provisions are as follows: (i) if a game operator causes damage to users due to a violation of the duty to disclose, they will be held liable to compensate those users for damages. Generally, in cases of tort liability, the burden is on the user to prove the intent or negligence of the game operator. However, the amendment requires the game operator to prove that they did not act with intent or negligence, (ii) while damages due to a violation of the duty to disclose probability-based items are recognized, if proving the exact amount of damages is extremely difficult due to the nature of the facts, the court may acknowledge a reasonable amount of damages based on the overall circumstances and the results of the evidence examination, (iii) a punitive damages system has been introduced, allowing the court to determine compensation up to three times the amount recognized as damages in cases where the violation of the duty to disclose probability-based items is deemed intentional and (iv) the revised regulations regarding special provisions for lawsuits do not apply retroactively to actions taken before the enforcement date and will only apply to violations occurring after the enforcement date.
The Game Act also requires measures to prevent game addiction, including verifying the real name, age and identity of users upon registration, and obtaining the consent of legal guardians (such as parents) when minors sign up. A proposed amendment is currently pending before the National Assembly would exempt games rated “All Ages” from the requirements to verify user identity and obtain legal guardian consent for minors. If enacted, this amendment could reduce costs for operators of “All Ages” rated games by eliminating the need to implement systems for identity verification or legal guardian consent procedures.
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
Under the Act on the Establishment and Management of the Korea Media and Communications Commission, the Korea Media and Communications Commission (the “KMCC”), formerly known as the Korea Communications Commission, was established to oversee services relating to broadcasting and communications and also to deliberate and resolve matters concerning the protection of users’ information and communications.

In November 2003, the KMCC issued an order addressed to 15 major online game companies in Korea, including us, to regulate certain business practices relating to the settlement of service charges involving minors. The KMCC raised concerns about the ability of minors to subscribe to online game services without parental consent by settling charges payable to online game companies through settlement systems operated by fixed‑line or broadband service providers. The order required online game companies to implement more specific and effective procedures to ensure, where relevant, that parental consent has been specifically obtained.
Although only a small number of our current subscribers were using the settlement options mentioned in the KMCC order, we have enhanced our age verification and parental consent procedures for players using the relevant settlement options.
In April 2014, to help prevent damages from payments made by minors or unauthorized persons, the KMCC required mobile application market providers to strengthen the security apparatus in a charged mobile application as follows: (i) to require setting up a password and entering it before the purchase of a charged mobile application, (ii) to standardize the phrases that indicate the application is a charged one and requires purchase and (iii) to provide certain major notices including the refund policies on the first page of the purchasing process. Moreover, in July 2017, the KMCC implemented an alert system regarding minors’ usage of paid content within mobile applications, under which the mobile phone account holder and the minor’s parents or guardian will be notified upon the purchased amount exceeding a certain threshold.
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
Protection of Personal Data
A non-governmental entity collecting, processing or using personal data is subject to the Personal Data Protection Act, or the “PDPA,” as amended on November 11, 2025. Any information that may be used to directly or indirectly identify a natural person is considered “personal data,” including the name of the data subject, date of birth, identity card number, passport number, characteristics, fingerprints, marital status, family, education, occupation, medical record, medical treatment, genetic information, sexual life, health examination, criminal record, contact information, financial conditions and social activities.
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
Further, pursuant to the PDPA and the Regulations Governing Security Maintenance and Management of Personal Data Files for Digital Economy-Related Industries, effective October 12, 2023, entities in digital economy-related industries (including online game companies) are required to establish and maintain a personal data file security maintenance plan, which must address, among other things: (i) allocation of dedicated personnel and resources for personal data management; (ii) formulation of a personal data protection policy; (iii) regular inventory of the scope of personal data collected, processed or utilized; (iv) establishment of a risk assessment and management mechanism; (v) incident prevention, notification and response mechanisms for personal data breaches; (iv) internal procedures for processing personal data and supervising cross-border transfers; and (vii) establishment of an internal data security audit mechanism.
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
The amendment to the PDPA of November 11, 2025 (the effective date of which is to be further announced) further requires non-governmental entities to (i) notify both the data subjects and the competent authorities of any incident falling within a specified notification scope without delay, even if the incident remains under investigation, and (ii) adopt immediate and effective response measures and retain relevant records thereof.
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
Regulations on Consumer Protection
A transaction between a business operator and a consumer is governed by the Consumer Protection Act, or the “CPA,” as amended on June 17, 2015. Any transaction between a business operator and a consumer, if conducted through the Internet such that the customer does not have the opportunity to examine the goods or the services prior to the transaction, will be considered a “distant sale.” A consumer of a distant sale may cancel the transaction without cause within seven days of receiving the goods or services and shall not be subject to any cancellation fee. If a business operator fails to inform the customer of his/her right to cancel the transaction within seven days, such seven-day period shall be calculated from when the business operator later informs the customer of his/her right. A customer may not cancel the transaction after four months since receiving the goods or services. Any agreement that waives such rights of a customer is void.
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
Further, according to the CPA, a business operator that engages in the design, production, and/or manufacture of goods and/or the provision of services, must ensure that the goods or services produced or provided meet the reasonably expected safety requirements based on the prevailing technology or professional standards at the time of manufacture. One relevant precedent is a 2023 district court case, in which the court held that, due to the discrepancy between the percentage of winning loot box virtual goods as advertised by an online game business operator and the actual percentage of winning, the business operator was in violation of the truth-in-advertising obligation under the CPA. The liability of a business operator to compensate for consumers’ injury cannot be restricted or released in advance. In addition, the CPA imposes strict liability on business operators for loss or damage caused to consumers regardless of whether the product or service has defects or not. A business operator in violation of the CPA thereby causing injury to a consumer or third-party is jointly and severally liable; provided, however, that if the business operator can demonstrate that the injury suffered was not caused by negligence on its part, the court may reduce the amount of damages. The CPA also requires that business operators warn consumers of any potential danger that may be caused by their products.
According to the CPA, consumer disputes may be mediated by a local consumer mediation committee, or be brought to the court through class actions by consumer protection organizations on behalf of the consumers.
Regulations on Fraud Prevention
The Fraud Crime Hazard Prevention Act, or the “FCHPA,” as amended on January 21, 2026, imposes specific obligations on online game operators and other e-commerce businesses to prevent and combat fraud. Specifically, the FCHPA requires online game operators to: (i) exercise due care to ensure their services are not exploited for fraudulent purposes; (ii) cooperate with governmental authorities upon request, including temporarily suspending services to user accounts suspected of fraudulent activities; and (iii) retain certain data, including user registration and identity verification information, for a reasonable period and provide such data to judicial authorities upon request in relation to fraud investigations. Online game operators that comply with these obligations are exempt from certain confidentiality obligations and liabilities for damages suffered by users or third parties in connection with their cooperation in fraud investigations. Failure to comply with the FCHPA requirements, including by failing to suspend services to relevant accounts or failing to provide requested data in a timely manner, may result in administrative fines.
Indonesia
Electronic Information and Transaction Law
Law No. 11 of 2008 on Electronic Information and Transactions, as most recently amended by Law No. 1 of 2024, or the “Electronic Information and Transaction Law,” regulates obligations relating to the operation of electronic systems (such as websites, online applications, and other digital platforms) for business activities. To further regulate such obligations regarding electronic systems, several derivative regulations of the Electronic Information and Transaction Law have been issued, including but not limited, Government Regulation No. 71 of 2019 on the Provision of Electronic Systems and Transactions and Minister of Communication and Digital Affairs, or the “MCD” (formerly the Minister of Communication and Informatics, or “MCI”) Regulation No. 5 of 2020 on Private Electronic Systems, as amended, or the “Private Electronic Systems Regulation.”
Under the Private Electronic Systems Regulation, digital platforms that meet certain criteria (including providing and/or operating offers and/or trading of goods and/or services) are required to register their electronic systems and obtain an electronic system operator registration certificate. These requirements apply to both onshore and offshore electronic systems. In particular, online and mobile game platforms are required to complete such registration.
Electronic system operators are also required to ensure that their platforms do not contain or facilitate the dissemination of prohibited content and must remove any prohibited content identified in a written notice from the MCD within 24 hours. If the content may disturb public order (such as child pornography and terrorism content), the takedown request is considered urgent and must be completed within four hours. Failure to comply may result in enforcement actions by the MCD, including blocking public access to the platform.
Non-compliance with the Private Electronic Systems Regulation may result in sanctions, including written warnings, administrative fines, temporary suspension of the electronic system and termination of access to users in Indonesia.
Personal Data Protection
Law No. 27 of 2022 on Personal Data Protection, or “PDP Law,” provides a framework for personal data protection in Indonesia. The PDP Law governs the protection of personal data that are stored in electronic and non-electronic forms. The PDP Law requires any action taken in relation to the processing of personal data by either Personal Data Controllers or Personal Data Processors, including acquisition and collection, processing and analysis, storage, correction and updates, display, announcement, transfer, dissemination, disclosure, and deletion or destruction, to be subject to the provisions of the PDP Law, such as requiring notice to the data subjects and having the appropriate lawful basis for such processing of personal data. The PDP Law also imposes obligations on the Personal Data Controllers and Personal Data Processors, including those related to adopting internal data protection and security policies, performing impact assessments for high-risk personal data processing, keeping records of the processing, appointment of a data protection officer, overseas transfer of personal data and data breach notification to data subjects and the data protection authority.
In the event of a data breach, the PDP Law requires the Personal Data Controllers to deliver written notification no later than 72 hours after the breach to the data subjects and to the data protection authority. However, as of the date of this Annual Report, the data protection authority has not yet been established, and therefore, this requirement is not implementable due to the prevailing practical reality in Indonesia.
Non-compliance with the PDP Law may result in sanctions in the form of warnings or written reprimands, temporary suspensions of personal data processing activities, forced deletion or destruction of personal data and administrative fines. Data Controllers and Data Processors may also be subject to criminal charges and civil lawsuits.

Regulation on Game Classification
The MCD has enacted MCI Regulation No. 2 of 2024 on Game Classification, or the “Game Classification Regulation.” Under this regulation, any individual, business entity and/or legal entity that markets gaming products (defined as a “Game Publisher”) is required to conduct an independent classification of the gaming products it intends to advertise and/or market in Indonesia, which is subject to assessment by the MCD.
The Game Classification Regulation classifies games into five age‑based categories intended to assist parents and users in selecting games appropriate to the users’ age groups: (i) 3 years and over; (ii) 7 years and over; (iii) 13 years and over; (iv) 15 years and over; and (v) 18 years and over. Classification is based on content elements, including alcohol use, cigarettes and/or electronic cigarettes, violence, language and online interaction. Games that have been classified or rated outside Indonesia and are marketed in Indonesia must still comply with the requirements under the Game Classification Regulation.
In addition, the Game Classification Regulation sets out marketing‑related requirements. Games that have undergone classification are required to display an age‑rating logo corresponding to their classification result. Accordingly, game packaging, whether physical or digital, must comply with the content requirements applicable to each age classification.
A Game Publisher that fails to comply with these classification requirements may be subject to administrative sanctions in the form of a written reprimand, temporary suspension of the game or permanent suspension of the game.
Regulations on Online Child Protection
Government Regulation No. 17 of 2025 on Governance of Electronic Systems in Child Protection, or “Government Regulation 17,” was enacted on March 27, 2025. On March 6, 2026, the MCD issued its implementing regulation, MCD Regulation No. 9 of 2026 (together with Government Regulation 17, the “Online Child Protection Regulations”).
The Online Child Protection Regulations establish a mandatory child‑safety regime for the relevant products, services and features on digital platforms that are intended for and/or accessed by children (individuals under 18 years old) or are reasonably likely to be used and/or accessed by children, even if they are not specifically marketed to them. The likelihood of child access is assessed based on indicators such as internal platform rules suggesting child accessibility, evidence that a significant portion of users are children or advertising and marketing practices that appeal to or target children.
Products, services and features on digital platforms falling within this scope are required to determine a minimum age for users to access and use such products, services and features. The age classifications under the Online Child Protection Regulations are: (i) 3–5 years old; (ii) 6–9 years old; (iii) 10–12 years old; (iv) 13–15 years old; and (v) 16 to under 18 years old. The applicable minimum age must be disclosed to users, and platforms are required to implement an age‑verification mechanism, either independently or through cooperation with third parties.
Electronic system operators must obtain parental or guardian consent before allowing a child to access the platform. Pending such consent, children are prohibited from accessing the relevant products, services and features. For users under 17, consent must be provided on an opt‑in basis. The electronic system operator must allow up to 24 hours for the parent or guardian to provide consent, during which the child is not granted access. Users aged 17 may provide direct consent, subject to the consent mechanism being opt-out in nature: the electronic system operator must notify the parent or guardian and allow a six‑hour period for the parent or guardian to object, during which access remains blocked. If the parent or guardian does not object within this period, the child is deemed permitted to access the products, services and features.
Platforms are also categorized as high‑risk or low‑risk based on a self‑assessment of platform features and related indicators. Platforms offering social networking or social media functionality are automatically classified as high‑risk and are prohibited from facilitating user accounts for individuals under 16 years old. Electronic system operators were granted a three‑month period, ending on June 6, 2026, to complete and submit the self‑assessment to the MCD.
The MCD may impose administrative sanctions on platforms that fail to comply with the Online Child Protection Regulations, including written reprimands, administrative fines, temporary suspension of the platform and/or termination of access. Although a general compliance grace period under the Online Child Protection Regulations applies until a maximum of March 27, 2027, the MCD has stated through a press release that it has accelerated the compliance deadline to March 28, 2026.
Regulations on E-Commerce
The Indonesian government enacted Government Regulation No. 80 of 2019 on Commerce through Electronic Systems, or the “E-Commerce Regulation.” This regulation governs the restrictions and requirements for local e-commerce sellers as well as foreign e-commerce sellers if they actively provide their services to Indonesian consumers, and e-commerce platform providers and intermediary service providers. This regulation also regulates, among others, e-contracts, online advertisements and personal data protection in the e-commerce sector.
The Indonesian Ministry of Trade has also published Regulation No. 31 of 2023 on the Provisions of Business Licensing, Advertising, Development and Supervision of Business Actors in Trading through Electronic Systems, or “Regulation 31.” Regulation 31 (i) introduced new restrictions on interconnection between electronic systems used for e-commerce and those not used for e-commerce, (ii) required platform providers to provide equal business opportunities to all merchants and maintain the prices of goods and/or services, and ensure they are free from price manipulations, and to supervise, prevent and mitigate any unfair business practices through the establishment of adequate standard operating procedures, and (iii) required platform providers that engage in cross-border marketplace activities to apply minimum prices for merchants that sell imported finished goods within their system.
Violations of these prohibitions may result in the imposition of administrative sanctions and/or other forms of sanctions, as set out under relevant laws and regulations, including written reprimands and the revocation of business permits.
Regulations on Payment Systems
Bank Indonesia has enacted Bank Indonesia Regulation No. 10 of 2025 on Payment System Industry Regulation, or the “Payment Systems Regulation,” which establishes a unified framework for Indonesia’s payment ecosystem, including service providers, infrastructure operators and supporting partners. Under the Payment Systems Regulation, payment systems may only be operated by parties that hold a license as payment service providers (“PSPs”).
The Payment Systems Regulation expressly prohibits PSPs from (i) accepting cryptocurrency in payment transaction processing, (ii) processing payment transactions using virtual currency as the source of funds and/or (iii) linking virtual currency to payment transaction processing.
Regulations on Consumer Protection
Consumer protection in Indonesia is regulated under Law No. 8 of 1999 on Consumer Protection, or the “Consumer Protection Law,” among others. The law details activities and circumstances that are prohibited, such as disclosing incorrect and unclear information regarding the services rendered or promoting false advertising. Violations of the Consumer Protection Law may result in an administrative and/or criminal sanction such as monetary compensation or an imprisonment sanction. Other regulations, such as the E-commerce Regulation, specify return and cancellation rights that e-commerce platform operators are obligated to give consumers.
Copyright Law
Copyrights in Indonesia are regulated under Law No. 28 of 2014 on Copyrights, or the “Indonesian Copyright Law.” The Indonesian Copyright Law applies to creations owned or used by Indonesian nationals and entities, as well as by foreign parties whose works are first published in Indonesia or whose countries have bilateral or multilateral copyright and related rights agreements with Indonesia.
Indonesia adopts the declarative system of copyright protection, whereby a copyright is an exclusive right of a creator of content which arises automatically after a creation appears in a concrete form and is published to the public. This exclusive right consists of moral rights and economic rights. Based on Article 5 of the Indonesian Copyright Law, moral rights are eternally inherent to the creator to (i) continue to include or exclude their name on the copy with respect to the public use of the works, (ii) use an alias or pseudonym, (iii) change their creation to comply with appropriateness in the community, (iv) change the title and subtitle of their works, and (v) defend their rights in the event of distortion of creation, mutilation of creation, modification of creation or other acts which will be prejudicial to their honor or reputation. Such moral rights cannot be transferred as long as the creator is alive, but the exercise of these rights is transferrable by testament or other methods in accordance with Indonesian regulation after their death (inheritance, grant, written agreement, etc.). Economic rights shall mean the exclusive right of the creator or the copyright holder to obtain economic benefit from the work. Such economical rights as stipulated in Article 9 of the Indonesian Copyright Law grant the creator the right to engage in (i) publication of the creation, (ii) reproduction of the creation in all its forms, (iii) translation of the creation, (iv) adaptation, arrangement or transformation of the creation, (v) distribution of the creation or their copies, (vi) performance of the creation, (vii) announcement of the creation, (viii) communication of the creation and (ix) rental of the creation.
The Indonesia Copyright Law protects creations in the field of science, arts and literature, which includes, among others, computer programs, video games, photography, songs or music with or without lyrics, and all forms of art. However, for certain creations, there are exceptions where protection is not granted. Based on Article 24 of the Indonesian Copyright Law, creations that are not protected under the Indonesian Copyright Law consist of (i) creations that have not been completed in concrete form, (ii) the idea, procedure, system, method, concept, principle, findings, or data, regardless of being expressed, stated, described, explained, or incorporated in a creation, and (iii) tools, objects, or products that are created solely to resolve technical problems or whose form only serve functional needs rather than artistic or literary expression. The terms of protection for the creator and/or copyright holder’s economic right would depend on the type of creation and number of creators or owners of such creation. For example, if the creation is owned by an individual, the copyright protection will be valid up to 70 years after the creator’s death, calculated from January 1 of the following year. If the copyright holder is a legal entity, then the copyright protection will be valid for up to 50 years as of the first publication of the creation. In addition, the Indonesian Copyright Law provides legal actions, either civil and/or criminal actions, that can be taken by the creator or copyright holder in case of any infringement committed by any party towards their copyright.
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
Personal Data Protection Act B.B. 2562 (2019)

The Personal Data Protection Act B.E. 2562 (2019), or the “PDPA,” was announced in the Royal Gazette on May 27, 2019. and became fully effective on June 1, 2022. Modeled primarily after the GDPR, the PDPA imposes obligations on the private sector and governmental entities, including both data controllers and data processors, particularly concerning the burden of proof. Under the PDPA, any information that can identify a natural person, either by itself or in conjunction with other data is considered “Personal Data”. Examples include the data subject's name, phone numbers, identity card number, passport number, medical records, medical treatments, health examination details, characteristics, fingerprints, criminal records, financial conditions and social activities. The PDPA establishes the Personal Data Protection Committee (“PDPC”) to enforce the law, ensure compliance, and issue guidelines, standards and exceptions for data controllers and processors.
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

Computer Crime Act B.E. 2550 (2007)

Thailand’s Computer Crime Act B.E. 2550 (2007) (as amended) is a key statute relevant to online operations, particularly in relation to unlawful computer data, online content and platform-facing compliance risks. The Act establishes offences and penalties for, among other things, inputting or disseminating false or unlawful computer data and enables authorities to seek court orders for the takedown or blocking of illegal content. In practice, game operators and platform providers may need to maintain appropriate internal processes for handling content-related complaints and for cooperating with lawful requests from competent authorities.

Electronic Transactions Act B.E. 2544 (2001)

Under Thailand’s Electronic Transactions Act B.E. 2544 (2001), electronic communications and electronic contracts are generally recognized as legally enforceable, subject to statutory requirements and exceptions. This framework supports the validity of online user agreements, electronic notices and digital acceptance mechanisms commonly used in online games. Operators should ensure that their contracting processes (including notice and acceptance) are clearly presented and appropriately recorded to support enforceability.

Consumer Protection Act B.E. 2522 (1979) and Unfair Contract Terms Act B.E. 2540 (1997)

Consumer-facing online and mobile game services in Thailand may be subject to Thailand’s consumer protection framework, including the Consumer Protection Act B.E. 2522 (1979) and the Act on Unfair Contract Terms B.E. 2540 (1997), which impose requirements on fair advertising practices and restrictions on unfair standard-form contract terms. In particular, operators should ensure that user-facing terms (including, for example, terms relating to payment, refunds, service changes and limitation of liability) are transparent and not drafted in a manner that could be viewed as unreasonably one-sided. Misleading advertising or unclear consumer disclosures may expose operators to regulatory complaints and potential liability.

Royal Decree on the Operation of Digital Platform Service Businesses Subject to Prior Notification B.E. 2565 (2022)

The Royal Decree on the Operation of Digital Platform Service Businesses Subject to Prior Notification B.E. 2565 (2022) was issued in 2022, with implementing subordinate regulations promulgated in 2023. It requires certain digital platform operators providing services in Thailand to register with the Electronic Transactions Development Agency (ETDA) and to comply with transparency, reporting and risk management obligations. The Royal Decree applies where the digital platform has a significant number of users in Thailand.
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
Anti-Philippine Offshore Gaming Operations (“POGO”) Act of 2025
The Anti-POGO Act of 2005 prohibits any person or entity from conducting or offering offshore gaming, which refers to the offering of or participation in online games of chance or sporting events via the internet using a network and software or program operating in the Philippines. The prohibited acts include: (i) establishing operating or conducting offshore gaming in the Philippines; (ii) accepting any form of betting for offshore gaming operations; (iii) acting as a POGO gaming content provider or POGO service provider; (iv) creating and operating a POGO hub or POGO site in the Philippines; (v) introducing, using or possessing POGO gaming equipment or paraphernalia in the Philippines; and (vi) aiding, protecting or abetting the conduct of any act or activity prohibited under the Act. Violations are punishable by imprisonment and fines imposed on the entity's responsible oﬃcers who knowingly permitted or failed to prevent the commission of violations.
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

Act Against Unjustifiable Premiums and Misleading Representations
In 2012, the Consumer Affairs Agency issued guidance that a certain subset of Gatcha known as “complete Gatcha” (kompu gatcha) violate the Act Against Unjustifiable Premiums and Misleading Representations, or the “AAUPMR.” In complete Gatcha, a player must first win several items through a standard Gatcha mechanism in order to ultimately win another, rarer item. For example, a player must first win items A through D through normal Gatcha before receiving a “grand prize” item E. Because complete Gatcha induce the player to purchase more and more Gatchas, the Consumer Affairs Agency regards them as offering an improper premium that harms consumer welfare. Regular Gatcha, by contrast, are permitted under the Consumer Affair Agency’s guidance because they do not generate an item, which can be combined with other items. In simple terms, regular Gatcha do not offer a set to “complete.”
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
Privacy Policy Requirements

Online privacy policies are generally required for Web sites that collect personal information from consumers under the Federal Trade Commission Act. Privacy policies are also specifically required from children under the Children’s Online Privacy Protection Act, or the “COPPA,” and the residents of certain states, such as California, Colorado, Connecticut, Virginia, Utah, Florida, Texas, Oregon, Montana, Delaware, Iowa, Nebraska, New Hampshire and New Jersey. Any company that does publish a privacy policy is obligated to comply with its terms or risk being found to have engaged in a deceptive practice. Notably, the Federal Trade Commission, or the “FTC,” and active state data privacy laws require that a posted privacy policy conspicuously and accurately disclose their user data collection and disclosure practices, including informing a business’ customers and users of the personal information that is collected, describing how that personal information is used and shared with third parties, and explaining how users may change or update such information. In addition to possible statutory fines or penalties, a Web site operator may be directly liable to its customers or users if it fails to comply with its posted privacy policy, if such noncompliance harms the users. Moreover, the FTC has increased its enforcement actions against businesses for data privacy violations, with a focus on children’s privacy and targeted advertising, and imposed significant civil penalties on companies that failed to comply with the representations made in their online privacy policies and/or adequately disclose the companies’ actual practices in such policies. Settlement agreements with the FTC frequently include 20 years of privacy audits and mandated revisions to the business’ privacy practices to facilitate protection and enable consumer control and can include civil penalties. In general, privacy policies are also expected and in certain circumstances required in the mobile application context, including in relation to the collection and use of precise geolocation and mobile device identifier data. Because of the sensitive nature of data that can be collected through mobile applications, mobile application developers should post a privacy policy accessible through the application or the application store, provide just‑in‑time disclosures, obtain affirmative express parental consent when collecting sensitive information such as children’s data or engaging in certain tracking activities and use enhanced measures or special notices to alert users to unexpected data use cases to follow best recommended practices from the FTC and State Attorneys General as well as certain requirements recently imposed by state law and mobile application store platform terms. The FTC has increased its scrutiny of mobile platforms and mobile applications and launched several investigations into application developers in recent years relating to misleading privacy disclosures, the over‑collection of data from a user’s mobile device and the collection of information from children under the age of 13 in violation of COPPA. FTC enforcement actions relating to the failure to properly disclose and obtain valid consent to data collection, use and sharing may result in a consent order requiring a business to delete all information that was improperly collected and used. Further, mobile application store platforms have increased their requirements and scrutiny of mobile applications available through their platforms, and failure to comply with mobile application store requirements can result in a mobile application’s removal from the mobile application store. Mobile location data sales and mobile apps that contain third-party location gathering software development kits (SDKs) have been the subject of significant scrutiny by Federal lawmakers over the years.
Business Impact and Liability Arising from New and Evolving Data Privacy and Cybersecurity Laws and Regulations

Data privacy and cybersecurity-related laws and regulations in the United States are evolving and are subject to potentially differing interpretations, and various U.S. federal and state legislative and regulatory bodies may expand or enact new data privacy and cybersecurity-related laws and regulations. For example, the state of California enacted the first comprehensive state data privacy law– the California Consumer Privacy Act of 2018 (the “CCPA”) – which came into effect on January 1, 2020, and which introduced and enhanced consumer rights for California residents and disclosure obligations relating to how personal information (which is defined broadly under the CCPA) is processed. In certain circumstances, the CCPA provides a California resident the right to direct a business not to sell his or her personal information or to delete his or personal information, as well as the right to access his or her personal information or to request certain details about how a business processes his or her personal information. The CCPA also provides children’s personal information heightened protection by prohibiting businesses from selling the personal information of a California resident whom the business has actual knowledge is less than 16 years of age unless the business receives affirmative authorization from the resident between the age of 13 and 16, or from his or her parent or guardian, if the individual is less than 13 years of age. California recently significantly amended the CCPA, under the California Privacy Rights Act of 2020 (the “CPRA”), which became effective on January 1, 2023, and enforceable on July 1, 2023. Of note, the CPRA expands the CCPA’s right to opt out and the obligation for businesses to obtain affirmative authorization for certain use of personal information of children less than 16 years of age to include not only the selling of personal information but also the sharing of personal information for cross-context behavioral advertising purposes. Outside of California, comprehensive state data privacy laws with similar requirements have become effective in Virginia, Colorado, Connecticut, Utah, Iowa, Indiana, Tennessee, Texas, Florida, Maryland, Minnesota, Montana, Oregon, Delaware, New Hampshire, New Jersey, Kentucky, Nebraska and Rhode Island. Major industries we rely on (like the online advertising industry) are undergoing significant change to address these legal and regulatory developments, new platform rules and evolving consumer expectations. In this rapidly changing legal environment, our business may experience disruption in its ability to process certain consumer data, earn revenue from advertising inventory and obtain new users and subscribers of our games, and our operations may be further impacted if other states in the U.S. adopt similar laws or if comprehensive federal data privacy or cybersecurity laws are enacted. Such laws may require us to modify our data processing practices and policies and to incur substantial costs in order to investigate, comply and defend against potential regulatory enforcement actions or private class-action litigation.
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
Liability Arising from User Speech and Conduct
Section 230 of the Communications Decency Act of 1996, or the “CDA,” provides limited protection to interactive computer services, such as an online game service, from liability for publishing information posted or provided by others, such as the users of an online game service. The protections of the CDA, however, do not immunize interactive computer services from criminal liability under the United States Federal law (e.g., obscenity or child pornography), for infringement of intellectual property law, or any state laws that are not inconsistent with the CDA. Additionally, Section 230 of the CDA is considered somewhat controversial, leading to several State law proposals seeking to limit the protections offered by the CDA by introducing legislation to carve out protection in cases of violations of state criminal law or child prostitution. Congress or the courts could continue to narrow or change the application of Section 230 of the CDA, in which case online game service operators, such as the Company, could face increased potential liability for certain speech or conduct by the users on their online game service. Recent events in the United States have increased focus on potential reform for Section 230 of the CDA and the scope of the law is under consideration by the U.S. Supreme Court.
ITEM 4.C. ORGANIZATIONAL STRUCTURE
The following is our organizational structure:

ITEM 4.D. PROPERTY, PLANTS AND EQUIPMENT
As of December 31, 2025, our property and equipment consisted primarily of (i) network servers, (ii) personal computers and (iii) right-of-use assets. As of December 31, 2025, the net book value of our property and equipment was Won 10,770 million (US$ 7,456 thousand).
Korea
Our principal executive and administrative offices are located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea. We currently occupy 99,584 square feet of office space, which we lease from National IT Industry Promotion Agency, pursuant to a lease agreement we entered into on November 26, 2024, as amended as of January 1,

2025. The lease expires on December 31, 2026. The annual lease payment amounts to Won 979 million (US$ 678 thousand). The offices of Gravity NeoCyon, our 100% owned subsidiary, are located at 12F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea. Gravity NeoCyon currently occupies 21,044 square feet of office space, subleased from us. The annual lease payment amounts to Won 294 million (US$ 204 thousand). We believe that the existing facilities of Gravity and Gravity NeoCyon are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.
The United States
The office of Gravity Interactive, our wholly‑owned subsidiary in the United States, is located at 7001 Village Drive, Suite 150, Buena Park, California 90621. Gravity Interactive currently occupies 6,111 square feet of office space, leased from a third party. The annual lease payment amounts to Won 277 million (US$ 192 thousand). We believe that the existing facilities of Gravity Interactive are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
Taiwan
The office of Gravity Communications, our wholly‑owned subsidiary in Taiwan, is located at 14th Floor, No. 335 Ruiguang Road, Neihu District, Taipei City. Gravity Communications occupies 11,704 square feet of office space leased from a third party. The annual lease payment amounts to Won 346 million (US$ 239 thousand). We believe that the existing facilities of Gravity Communications are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.
Japan
The office of Gravity Game Arise, our wholly‑owned subsidiary in Japan, is located at 2F, 3-14-4, Hacchobori, Chuo-ku, Tokyo. Gravity Game Arise currently occupies 4,693 square feet of office space, leased from a third party. The annual lease payment amounts to Won 319 million (US$ 221 thousand). We believe that the existing facilities of Gravity Game Arise are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
Indonesia
The office of Gravity Game Link, our 70%‑owned subsidiary in Indonesia, is located at Jl. Arteri Pos Pengumben No. 8 RT. 05 / RW. 08, Sukabumi Selatan, Kebon Jeruk, RT.5/RW.8, Sukabumi Sel., Kec. Kb. Jeruk, Kota Jakarta Barat, Daerah Khusus Ibukota Jakarta. Gravity Game Link currently occupies 3,586 square feet of office space, leased from a third party. The annual lease payment amounts to Won 158 million (US$ 109 thousand). We believe that the existing facilities of Gravity Game Link are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
Thailand
The office of Gravity Game Tech, our wholly‑owned subsidiary in Thailand, is located at 139 Sethiwan Tower 19 Floor, Pan Rd, Silom, Bang Rak, Bangkok. Gravity Game Tech currently occupies 8,680 square feet of office space, leased from a third party. The annual lease payment amounts to Won 274 million (US$ 189 thousand). We believe that the existing facilities of Gravity Game Tech are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
Singapore
The office of Gravity Game Hub, our wholly‑owned subsidiary in Singapore, is located at 14 Robinson Road, #10-02 Far East Finance Building, Singapore. Gravity Game Hub currently occupies 1,401 square feet of office space, leased from a third party. The annual lease payment amounts to Won 122 million (US$ 84 thousand). We believe that the existing facilities of Gravity Game Hub are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

Hong Kong
The office of Gravity Game Vision, our wholly-owned subsidiary in Hong Kong, is located at 25th Floor, COS center, 56 Tsun Yip Street, Kowloon, KLN, Hong Kong. Gravity Game Vision currently occupies 977 square feet of office space, leased from a third party. The annual lease payment amounts to Won 59 million (US$ 41 thousand). We believe that the existing facilities of Gravity Game Vision are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.

Malaysia
The office of Gravity Game Unite, our wholly-owned subsidiary in Malaysia, is located at The Intermark, No. 348, Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia. Gravity Game Unite currently occupies 4,602 square feet of office space, leased from a third party. The annual lease payment amounts to Won 121 million (US$ 84 thousand). We believe that the existing facilities of Gravity Game Vision are adequate for their current requirements and that additional space can be obtained on commercially reasonable terms to meet their future requirements.
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
ITEM 5.A. OPERATING RESULTS
OVERVIEW
We are a leading developer and distributor of online games and mobile games in Thailand, Taiwan and Korea based on the number of peak concurrent users. Our headquarters is in Korea, and we are incorporated under the laws of Korea. Our revenues have been and continue to be driven primarily by our first game, Ragnarok Online, and other games developed based on the content of Ragnarok Online, particularly the mobile games Ragnarok M: Classic, Ragnarok X: Next Generation, Ragnarok Origin and Ragnarok M: Eternal Love accounted for 27.6%, 13.4%, 11.1% and 6.9% in our total revenues in 2025, respectively. Our future growth and profitability will be determined by our ability to enhance the features on our existing games and introduce new games with characters, features and functions that gain market acceptance and following.
In 2025, our revenues increased by 11.9% to Won 560,548 million (US$ 388,044 thousand) from Won 500,845 million in 2024. We recorded a net profit attributable to owners of the parent company of Won 67,464 million (US$ 46,704 thousand) in 2025 as compared to a net profit attributable to owners of the parent company of Won 84,919 million in 2024. Our gross profit margin decreased to 35.0% in 2025 from 38.7% in 2024. Our operating profit margin was 13.8% in 2025 with an operating profit of Won 77,396 million (US$ 53,579 thousand) in 2025 as compared to an operating profit margin of 17.0% in 2024.

The increase in revenues in 2025 was primarily due to initial revenues from Ragnarok M: Classic which was launched in Southeast Asia on February 14, 2025 and in Taiwan, Hong Kong and Macau on April 16, 2025, and from Ragnarok X: Next Generation which was launched in North, Central and South America, Oceania, England, Portugal, Spain and Ireland on May 8, 2025.

Our cost of revenues for 2025 increased as compared to 2024 was mainly due to increased commission paid related to game services for Ragnarok M: Classic in Southeast Asia, Taiwan, Hong Kong and Macau.

Our operating expenses for 2025 increased as compared to 2024 mostly due to increased advertising expenses. Our revenue trend will continue to be materially affected in the future by the popularity of online and mobile games introduced by our competitors.

Our corporate income tax rate in Korea in 2025 was 21%.
Revenues
We apply IFRS 15 Revenue from Contracts with Customers.
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

The following table sets forth a breakdown of revenues by type of revenue and the percentage of total revenue for the periods indicated:

	Year Ended December 31
Revenue Type	2025		2025(1)		2024		2023
	(In millions of Korean Won and thousands of US$, except percentages)
Online games
Micro-transaction revenue	₩ 76,875	13.7%	US$	53,217	₩ 61,425	12.3%	₩ 70,566	9.7%
Royalties and license fees	13,464	2.4	9,321		15,564	3.1	10,451	1.4
Subtotal	90,339	16.1	62,538		76,989	15.4	81,017	11.1

Mobile games
Micro-transaction revenue	404,142	72.1	279,770		348,526	69.6	568,665	78.4
Royalties and license fees	51,093	9.1	35,370		57,150	11.4	60,939	8.4
Subtotal	455,235	81.2	315,140		405,676	81.0	629,604	86.8

Other revenue	14,974	2.7	10,366		18,180	3.6	14,895	2.1
Total	₩ 560,548	100%	US$	388,044	500,845	100.0%	₩ 725,516	100%
__________________
Notes:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,444.55 to US$ 1.00, the noon buying rate in effect on December 31, 2025, as certified by the Federal Reserve Bank of New York for customs purposes.
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
Payments to Mr. Myoung‑Jin Lee amounted to Won 2,962 million (US$ 2,050 thousand) for 2025 and Won 1,622 million for 2024. The Ragnarok Game Development Agreement with Mr. Lee expires in January 2063.
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
Foreign Currency Effects

In 2025, 93.1% of our revenues were denominated in foreign currencies, primarily in the NT dollar, Indonesian Rupiah, the Thai Baht, the U.S. dollar and the Philippine Peso.
In most of the countries in which our games are distributed, the revenues generated by our overseas subsidiaries and licensees are denominated in local currencies, which include the NT dollar, the Indonesian Rupiah, the Thai Baht, the U.S. dollar, the Japanese Yen, the Euro and the Chinese Yuan. The revenues from those countries, other than the United States, Japan and European countries, are converted into the U.S. dollar for remittance of monthly royalty payments to us. Depreciation of these local currencies against the U.S. dollar will result in reduced monthly royalty payments in U.S. dollar terms, thereby having a negative impact on our net profit given that substantially all of our costs are denominated in Won.
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
As of December 31, 2025 and 2024, we had no foreign currency forward contracts outstanding. See ITEM 11. “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK—foreign currency risk.”
Income Tax Expenses
See ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR REGULATORY ENVIRONMENT—Adverse changes in the withholding tax rates in the countries from which we receive license fees and royalties and adverse changes in ability to realize deferred tax assets could adversely affect our net profit.”
Segment Reporting
We operate the following business segments: online game, mobile game and others. The online game segment consists of Micro-transaction and subscription revenue, which is operated by us, and Royalties and license fee. The mobile game segment consists of Micro-transaction, which is operated by us, and Royalties and license fee. The remainder of our operation is categorized as “others.” In 2025, 2024 and 2023, the revenues of online game segment amounted to 16.1%, 15.4% and 11.1% of our consolidated revenues, respectively, the revenues of mobile game segment amounted to 81.2%, 81.0% and 86.8% of our consolidated revenues, respectively, and the revenues of others segment amounted to 2.7%, 3.6% and 2.1% of our consolidated revenues, respectively. The results of operations for our business segments substantially mirror our consolidated results of operations. For further information, see Note 24 of the notes to our consolidated financial statements included in this Annual Report.

	2025
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 107,418	₩ 537,770	₩ 32,005	₩ 677,193
Elimination of intersegment revenue	(17,079)	(82,535)	(17,031)	(116,645)
Consolidated net revenue	90,339	455,235	14,974	560,548
Depreciation/Amortization	2,371	3,165	5,283	10,819
Segment operating profit (1)	₩ 30,729	₩ 53,961	₩ (7,294)	₩ 77,396

	2024
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 90,832	₩ 465,026	₩ 23,963	₩ 579,821
Elimination of intersegment revenue	(13,843)	(59,350)	(5,783)	(78,976)
Consolidated net revenue	76,989	405,676	18,180	500,845
Depreciation/Amortization	1,725	2,699	4,809	9,233
Segment operating profit (1)	₩ 34,211	₩ 55,371	₩ (4,198)	₩ 85,384

	2023
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 96,487	₩ 697,736	₩ 21,149	₩ 815,372
Elimination of intersegment revenue	(15,470)	(68,132)	(6,254)	(89,856)
Consolidated net revenue	81,017	629,604	14,895	725,516
Depreciation/Amortization	1,436	2,158	4,064	7,658
Segment operating profit (1)	₩ 44,107	₩ 122,107	₩ (5,847)	₩ 160,367

(1)Other profit or loss items that do not constitute operating profit are not separately disclosed because they are not reviewed by the chief operating decision maker by operating segment. See “—RESULTS OF OPERATIONS: 2025 COMPARED TO 2024—Segment Results.”
New Standards and Interpretations Not Yet Adopted by Us
Certain new accounting standards and interpretations that have been published but are not mandatory for the annual reporting period commencing January 1, 2025, have not been early adopted by us. For a further description of the methods used in the preparation of our consolidated financial statements and new standards and amendments not yet adopted, see Note 4 to our financial statements.

RESULTS OF OPERATIONS: 2025 COMPARED TO 2024
The following table summarizes our results of operations for the periods indicated:

	Years Ended December 31,
	2025	2025(1)		2024	% Changes
	(In millions of Korean Won and thousands of US$, except percentages)
Statements of Comprehensive Income
Revenues:
Online games	₩ 90,339	US$	62,538	76,989	17.3
Mobile games	455,235	315,140		405,676	12.2
Other revenue	14,974	10,366		18,180	(17.6)
Total revenues	560,548	388,044		500,845	11.9
Cost of revenues	364,268	252,167		306,903	18.7
Gross profit	196,280	135,877		193,942	1.2
Gross profit margin(2)	35.0%	35.0%		38.7%
Operating expenses:
Selling, general and administrative expenses	(106,924)	(74,019)		(92,491)	15.6
Research and development	(10,326)	(7,148)		(15,262)	(32.3)
Other income	313	217		789	(60.3)
Other expenses	(1,947)	(1,348)		(1,594)	22.1
Total operation expenses	118,884	82,298		108,558	9.5
Operating profit	77,396	53,579		85,384	(9.4)
Operating profit margin(3)	13.8%	13.8%		17.0%
Finance income (costs)
Finance income	24,599	17,029		30,889	(20.4)
Finance costs	(11,056)	(7,654)		(9,926)	11.4
Profit before income tax	90,939	62,954		106,347	(14.5)
Income tax expenses	23,629	16,357		21,445	10.2
Profit for the year	67,310	46,597		84,902	(20.7)
Other comprehensive income
Items that maybe subsequently reclassified to income or loss
Foreign currency translation adjustments	1,671	1,156		19,826	(91.6)
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit liabilities	22	15		24	(8.3)
Total comprehensive income for the year	69,003	47,768		104,752	(21.6)
Profit (loss) attributable to:
Owners of the Parent Company	₩ 67,464	US$	46,704	84,919	(20.6)
Non-controlling interest (4)	(154)	(107)		(17)	805.9
Total comprehensive income attributable to:
Owners of the Parent Company	₩ 69,186	US$	47,896	104,704	(33.9)
Non-controlling interest (4)	(183)	(128)		48	N/M

N/M = not meaningful
__________________

Notes:
(1)For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,444.55 to US$ 1.00, the noon buying rate in effect on December 31, 2025, as certified by the Federal Reserve Bank of New York for customs purposes.
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
Revenues
Our total revenues increased by 11.9% to Won 560,548 million (US$ 388,044 thousand) in 2025 from Won 500,845 million in 2024, primarily due to:

•a 12.2% increase in revenues from mobile games to Won 455,235 million (US$ 315,140 thousand) in 2025 from Won 405,676 million in 2024. This increase was primarily due to revenues generated from Ragnarok M: Classic, which was launched in Southeast Asia on February 14, 2025 and in Taiwan, Hong Kong and Macau on April 16, 2025, and from Ragnarok X: Next Generation, which was launched in North, Central and South America, Oceania, England, Portugal, Spain and Ireland on May 8, 2025. This increase was partially offset by decreased revenues from Ragnarok Origin in Southeast Asia, North, Central and South America, Taiwan, Hong Kong and Macau due to increased competition and weak demand for the game.

•a 17.3% increase in revenues from online games to Won 90,339 million (US$ 62,538 thousand) in 2025 from Won 76,989 million in 2024. The increase in revenues from online game was mostly due to initial revenues from Ragnarok Online America Latina launched in Latin America on May 28, 2025 and Ragnarok Zero launched in Taiwan, Hong Kong and Macau on July 3, 2025.

•a 17.6% decrease in other revenues to Won 14,974 million (US$ 10,366 thousand) in 2025 from Won 18,180 million in 2024, which was mainly attributable to decreased revenues in connection with declined demand for Gravity NeoCyon’s website development and operation services for third parties.
Cost of Revenues
Our cost of revenues increased by 18.7% to Won 364,268 million (US$ 252,167 thousand) in 2025 from Won 306,903 million in 2024, primarily due to:
•a 19.3% increase in commission paid to Won 326,579 million (US$ 226,076 thousand) in 2025 from Won 273,843 million in 2024, which was mainly due to increased commissions paid in connection with mobile platform service fees, royalty payments and outsourcing fees for game services related to Ragnarok M: Classic. The increase was partially offset by decreased commissions paid for mobile platform service fees, royalty payments and outsourcing fees related to Ragnarok Origin.
Gross Profit and Gross Profit Margin

As a result of the foregoing, our gross profit increased by 1.2% to Won 196,280 million (US$ 135,877 thousand) in 2025 from Won 193,942 million in 2024. Our gross profit margin decreased to 35.0% in 2025 from 38.7% in 2024 due to higher platform service fees, royalties and commissions payable to third parties in connection with the increased revenues from Ragnarok M: Classic in Southeast Asia, Taiwan, Hong Kong and Macau.

Operating Expenses
Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 15.6% to Won 106,924 million (US$ 74,019 thousand) in 2025 from Won 92,491 million in 2024, primarily due to:

•a 15.5% increase in advertising expenses to Won 44,738 million (US$ 30,970 thousand) in 2025 from Won 38,731 million in 2024, mainly due to the launch of Ragnarok Idle Adventure Plus in global markets (excluding Taiwan, Hong Kong, Macau, China, Korea and Japan) in February 2025, in Taiwan, Hong Kong and Macau in May 2025 and in Korea in August 2025, the launch of Ragnarok Online America Latina in Latin America in May 2025, and the launch of Nobunaga's Ambition: The Road to the World in Japan in June 2025;
•a 15.5% increase in salaries to Won 26,562 million (US$ 18,388 thousand) in 2025 from Won 22,991 million in 2024, primarily resulting from growth in the number of employees and annual salary increases; and
•a 22.6% increase in commission paid to Won 17,914 million (US$ 12,401 thousand) in 2025 from Won 14,613 million in 2024, mainly due to the payment of gateway fees for Ragnarok Online America Latina in Latin America and Ragnarok Zero in Taiwan, Hong Kong and Macau.
Research and development. Our research and development expenses decreased by 32.3% to Won 10,326 million (US$ 7,148 thousand) in 2025 from Won 15,262 million in 2024, mainly due to a decrease in development expenses for mobile games following the launch of Nobunaga's Ambition: The Road to the World, JLPGA Heroine Collection and Schop Hero.

Other expenses. We had Won 1,929 million (US$ 1,335 thousand) in impairment losses on intangible assets and other non-current assets in 2025, compared to impairment losses on intangible assets and other non-current assets of Won 1,577 million in 2024, which mostly consisted of impairment losses on intangible assets in relation to Pigromance and White Chord, and other non-current assets in relation to Twilight Monk, Mirren: Millennium Tour, Midgard Heroes, Ragnarok in Wonderland, White Chord and Pigromance.
Operating Profit and Operating Profit Margin
As a result of the cumulative effects of the reasons stated above, we recorded an operating profit of Won 77,396 million (US$ 53,579 thousand) in 2025, compared to operating profit of Won 85,384 million in 2024, and our operating profit margin was 13.8% and 17.0% in 2025 and 2024, respectively.
Net Finance Income (Costs)
We recorded net finance income of Won 13,543 million (US$ 9,375 thousand) in 2025, compared to a net finance income of Won 20,963 million in 2024. Net finance income (costs) includes primarily interest income and foreign currency gain (loss).
Income Tax Expenses
We recorded an income tax expense of Won 23,629 million (US$ 16,357 thousand) in 2025, compared to an income tax expense of Won 21,445 million in 2024. Our effective tax rate has been increased from 20% in 2024 to 26% in 2025 mainly due to an increase of deferred tax liabilities related to investment in subsidiaries.
Non‑controlling Interest
Non‑controlling interest represents the net loss from Gravity NeoCyon, in which we held a 99.5% stake as of February 2024, a 99.7% stake as of March 2024, until we acquired the remainder interests in April 2024, and the net loss from Gravity Game Link, our 70%-held subsidiary, attributable to third-party minority interest holders.

Profit Attributable to Owners of the Parent Company
As a result of the foregoing, we recorded profit attributable to owners of the parent company of Won 67,464 million (US$ 46,704 thousand) in 2025 compared to profit attributable to owners of the parent company of Won 84,919 million in 2024.
Segment Results
Our net revenues from online game operations, prior to adjusting for inter-segment transactions, were Won 107,418 million (US$ 74,361 thousand) in 2025, which was an 18.3% increase from Won 90,832 million in 2024. This was mainly due to increased revenues related to Ragnarok Online America Latina in Latin America and Ragnarok Zero in Taiwan. Our net revenues from mobile game operations was Won 537,770 million (US$ 372,275 thousand) in 2025, which was a 15.6% increase from Won 465,026 million in 2024. This was mainly due to increased revenues from Ragnarok M: Classic in Southeast Asia and Taiwan.
We recorded an operating profit of Won 30,729 million (US$ 21,272 thousand) from online game operations in 2025, which was a decrease of 10.2% from Won 34,211 million in 2024, resulting mainly from increased advertising expenses from Ragnarok Online America Latina in Latin America. Additionally, our operating profit from mobile game operations was Won 53,961 million (US$ 37,355 thousand) in 2025, which was a decrease of 2.5% from Won 55,371 million in 2024, resulting mainly from increased advertising expenses from Ragnarok Idle Adventure Plus and Nobunaga's Ambition: The Road to the World.
RESULTS OF OPERATIONS: 2024 COMPARED TO 2023
For a comparison of our results of operations for the years ended December 31, 2024 and 2023, see ITEM 5.A "OPERATING RESULTS—RESULTS OF OPERATIONS—2024 Compared to 2023" in the annual report on Form 20-F filed with the SEC on April 25, 2025, which information is herein incorporated by reference.
ITEM 5.B. LIQUIDITY AND CAPITAL RESOURCES
Liquidity
Following the commercial launch of Ragnarok Online in August 2002, our principal sources of liquidity have been cash flows from our operating activities. As of December 31, 2025, we had approximately Won 203,599 million (US$ 140,943 thousand) in cash and cash equivalents. Our cash and cash equivalents primarily consist of bank deposits with a maturity of three months or less at the time of purchase and money market instruments where the underlying securities have a maturity of three months or less.
We generate cash primarily through revenues from micro transactions, royalties and license fees in relation to our mobile games, as well as revenues from subscriptions and micro-transactions, royalties and license fees from our online games in various countries as described in ITEM 5.A. “OPERATING RESULTS—OVERVIEW—Revenues.” As our overseas operations are conducted primarily through our subsidiaries and our overseas licensees, our ability to finance our operations and any debt that we or our subsidiaries may incur depends, in part, on the payment of royalties and other fees by our overseas licensees and, to a lesser extent, the flow of dividends from our subsidiaries. The level of popularity of our games in the marketplace is a key factor in how much cash we can generate. Most of our cash disbursements relate to costs such as salaries and other overhead costs for game servicing, other selling, general and administrative activities and R&D activities.
Net cash used in investing activities has consisted primarily of increase in short-term financial instruments, purchases of intangible assets and property and equipment. Our net property and equipment increased from Won 9,957 million as of December 31, 2024 to Won 10,770 million (US$ 7,456 thousand) as of December 31, 2025 mainly due to the acquisition of property and equipment during 2025. Our intangible assets increased from Won 7,057 million as of December 31, 2024 to Won 7,157 million (US$ 4,954 thousand) as of December 31, 2025 due to the acquisition of intangible assets during 2025.
Our cash investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We invest our cash in bank deposits and short‑term financial instruments, which primarily consist of money market instruments with maturities of one year or less. Our short‑term financial instruments increased from Won

324,304 million as of December 31, 2024 to Won 415,034 million (US$ 287,310 thousand) as of December 31, 2025. The increase in our short-term financial instruments in 2025 primarily resulted from the conversion of cash and cash equivalents into short-term financial instruments.
As of December 31, 2025, our primary source of liquidity was Won 203,599 million (US$ 140,943 thousand) of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities will be sufficient to meet our capital needs through at least 2027. However, we cannot assure you that our business or operations will not change in a manner that would consume available capital resources more rapidly than anticipated. We may require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt. In the past, we raised cash resources through the issuance of common shares. The sale of additional equity securities or convertible debt securities could result in additional dilution to our shareholders. In addition, we may seek to incur indebtedness through the issuance of debt securities or by obtaining a credit facility. Incurring such debt would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations.
Cash Flows
The following table sets forth the summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2025	2025(1)		2024	2023
	(In millions of Korean Won and thousands of US$)
Cash and cash equivalents at beginning of year	₩ 228,898	US$	158,456	₩ 184,082	₩ 169,877
Net cash inflow from operating activities	76,092	52,675		78,555	132,430
Net cash outflow from investing activities	(96,651)	(66,907)		(47,034)	(116,579)
Net cash outflow from financing activities	(4,514)	(3,125)		(4,641)	(4,083)
Effect of exchange rate changes on cash and cash equivalents	(226)	(156)		17,936	2,437
Net increase (decrease) in cash and cash equivalents	(25,299)	(17,513)		44,816	14,205
Cash and cash equivalents at end of year	₩ 203,599	US$	140,943	₩ 228,898	₩ 184,082
__________________________
Note:
(1)For convenience only, the Won amounts are expressed in the U.S. dollar at the rate of Won 1,444.55 to US$1.00, the noon buying rate in effect on December 31, 2025, as certified by the Federal Reserve Bank of New York for customs purposes.
Net cash inflow from operating activities. Net cash inflow from operating activities decreased to Won 76,092 million (US$ 52,675 thousand) in 2025 from Won 78,555 million in 2024, which was primarily due to decreased cash generated from operations in 2025. The decrease in net cash inflow from operating activities in 2024 as compared to 2023 was primarily due to decreased cash generated from operating activities in 2024.
Net cash outflow from investing activities. Net cash outflow from our investing activities in 2025 was Won 96,651 million (US$ 66,907 thousand), compared to Won 47,034 million in 2024. This increase is primarily due to Won 89,633 million (US$ 62,049 thousand) of net increase of short-term financial instruments compared to net increase of Won 42,265 million of short-term financial instruments in 2024. The decrease in net cash outflow from our investing activities in 2024 as compared to 2023 is primarily due to Won 42,265 million of net increase of short-term financial instruments compared to net increase of Won 110,179 million of short-term financial instruments in 2023.
Net cash outflow from financing activities. Net cash outflow from financing activities decreased to Won 4,514 million (US$ 3,125 thousand) in 2025 from Won 4,641 million in 2024, which was primarily due to decreased repayment of lease liabilities for renting additional offices. The increase in net cash outflow from financing activities in 2024 as compared to 2023 was also mainly due to increased repayment of lease liabilities for renting additional offices.
Material Cash Requirements

The following table sets forth a summary of our material cash requirements from known contractual and other obligations due by period as of December 31, 2025:

	Payments Due by Period
	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
	(In millions of Korean Won)
Lease obligations	₩	8,673	₩	3,784	₩	4,483	₩	406	₩	—
Purchase obligations	2,713		2,186		527		—		—
Total	₩	11,386	₩	5,970	₩	5,010	₩	406	₩	—
Long‑term debt obligations. We have financed our operations primarily through cash flows from operations as well as proceeds from our initial public offering of ADSs in February 2005. Therefore, there are currently no long‑term debt obligations.
Lease obligations. With respect to our operating lease obligations, the lease payments due by December 31, 2026 are Won 1,335 million, Won 277 million, Won 319 million, Won 785 million, Won 274 million, Won 158 million, Won 182 million, Won 84 million, Won 121 million, Won 93 million, Won 76 million and Won 107 million for our principal offices in Seoul, offices for our subsidiary in the United States, Japan, Taiwan, Thailand, Indonesia, Singapore, Hong Kong and Malaysia, our rental server in Seoul, the United States and Taiwan, respectively. The lease terms expire in December 2028, April 2030, April 2027, November 2028, August 2028, May 2027, April 2027, October 2026, September 2028, March 2026, February 2026 and April 2026, respectively. The renewal terms in all of the leases are subject to market conditions.

Purchase obligations. In May 2020, we entered into an agreement with the NBA and NBPA to obtain the right to develop and publish an NBA licensed game. In 2025, the agreement was extended and additional license fees were committed. In October 2021, we entered into a development agreement with Funigloo Co., Ltd. to develop Ragnarok IP games. Additionally, we have entered into license agreements with various third-party game developers to secure the exclusive rights to publish the games developed by the third-party developers. With respect to our purchase obligations, we note that Won 2,186 million is due in the next 12 months and Won 527 million is due in one to three years.
Commitments for Capital Expenditures

We expect to have capital expenditure requirements for the ongoing expansion into other markets, including expenditures for expanding and upgrading our existing server equipment continuously, for developing new games internally, for acquiring and publishing third-party games, or for investing in enhancing our technological, marketing, distributing, and servicing capabilities. We believe that our internal cash flow from operations, together with our cash and cash equivalents, will be sufficient to satisfy our working capital requirements through at least 2027, including our new game development expenditures.
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
Our research and development expenditures were Won 10,326 million (US$ 7,148 thousand), Won 15,262 million and 13,486 million in 2025, 2024 and 2023, respectively. Our research and development expenses decreased in 2025 mainly due to a decrease in research and development expenses for mobile games following the launch of Nobunaga's Ambition: The Road to the World, JLPGA Heroine Collection and Schop Hero in 2025.
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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 6.A. DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth certain information relating to our directors and executive officers as of April 24, 2026. The business address of all of our directors and executive officers is our registered office at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul 03925, Korea.

Name	Age	Position
Hyun Chul Park	54	Co-Chief Executive Officer and Executive Director
Yoshinori Kitamura	57	Chairman of the Board of Directors, Co-Chief Executive Officer and Executive Director
Heung Gon Kim	60	Chief Financial Officer and Executive Director
Kazuki Morishita	52	Executive Director
Kazuya Sakai	61	Executive Director
Koji Yoshida	72	Executive Director
Chung Lew	64	Independent Director
Yong Seon Kwon	67	Independent Director
Kee Woong Park	65	Independent Director
Geum Ok Sim	54	Independent Director
Yeong Ah Park	45	Independent Director
Hyun Chul Park has served as our Co-Chief Executive Officer since March 2026 and Executive Director since March 2011. Mr. Park was the sole Chief Executive Officer from March 2011 to March 2026 and an officer of our corporate management office from May 2009 to March 2011. Mr. Park has also served as a Director since November 2014 and as President since March 2021 at Gravity Interactive. He has served as President of Gravity NeoCyon since April 2026, Chief Operating Officer since April 2012 and Director since December 2009. Also, he was a Director of Gravity Games from October 2010 to March 2018 and Chief Strategy Officer at Gravity NeoCyon from October 2010 to March 2012. He was also a Director of Gravity Game Arise from December 2019 to March 2021 and a Director of Gravity Communications

from April 2018 to March 2023. He has been a general manager of the GV Business Division (formerly known as the International Business Division) at GungHo Online Entertainment, Inc. since September 2007. He worked as a general manager at the Content Producing Department of SEGA Networks (China) Co., Ltd. from July 2005 to September 2007 and as a manager of the Asia Division at SEGA Corporation from April 2004 to July 2005. He was a manager at the Overseas Marketing Team at ActozSoft Co., Ltd. from October 2002 to March 2004 and at Siementech Co., Ltd. from October 2001 to October 2002. He worked as part of the Engineer Team of Toyota Vista Tokyo Co., Ltd. from April 1998 to July 2001. Mr. Park obtained a diploma in Automotive Maintenance from the Tokyo College of Technology, which has since been renamed to the Tokyo College of Automotive Technology.
Yoshinori Kitamura has served as our Co-Chief Executive Officer since March 2026, Executive Director since March 2008 and Chairman of the Board of Directors since April 2011. Mr. Kitamura served as Chief Operating Officer from June 2008 to March 2026 and Chief Compliance Officer from December 2022 to March 2026. He served as a Director of Gravity NeoCyon from October 2008 to October 2009 and has been its Chief Executive Officer since October 2009. He was the Chief Executive Officer of Gravity Entertainment from March 2008 to December 2019. He has been Chief Executive Officer of Gravity Interactive, Gravity Communications, Gravity Game Link, Gravity Game Tech, Gravity Game Arise, Gravity Game Hub, Gravity Game Vision and Gravity Game Unite since July 2008, April 2018, February 2019, April 2019, July 2019, January 2021, January 2022 and March 2025, respectively. He was also a Director of Gravity Games from October 2010 to March 2018 and a Director of Gravity EU SAS from July 2011 to November 2014. Mr. Kitamura has also been a Director and Executive General Manager of the GV Business Division (formerly known as International Business Division) at GungHo Online Entertainment, Inc. since March 2006 and June 2007, respectively, and was an Executive General Manager of the Marketing Division at GungHo Online Entertainment, Inc. from February 2003 to June 2007. He worked as a Director of GungHo Online Entertainment Korea, Inc. and GungHo Works, Inc. from March 2007 to October 2008 and from March 2008 to June 2008, respectively. Mr. Kitamura was a Director of L5 Games Inc. from July 2008 to its liquidation in August 2008. Mr. Kitamura also worked at NC Japan K.K. as marketing manager from January 2002 to January 2003 and ICC Corporation as business development manager from September 1999 to December 2001. Mr. Kitamura holds a bachelor’s degree in English Language and Literature from Bunkyo University.
Heung Gon Kim has served as our Chief Financial Officer and Executive Director since September 2008 and March 2021, respectively. Mr. Kim was the Chief Financial Officer at Gravity Interactive from June 2009 to March 2020, and has been a Director and a Vice President at Gravity Interactive since March 2011 and March 2021, respectively. Mr. Kim was a liquidator of Gravity Games from March 2018 to September 2018. He was a Director of Gravity Games from October 2010 to March 2018 and Chief Executive Officer of Gravity Games from March 2013 to March 2018. Mr. Kim was a Director of Gravity Entertainment from March 2011 to December 2019. He has been a Director and Chief Financial Officer of Gravity NeoCyon since March 2011 and May 2011, respectively. He has been a Director and Chief Financial Officer of Gravity Communications since April 2018. He has also been a Director of Gravity Game Link, Gravity Game Tech and Gravity Game Arise since February 2019, July 2019 and July 2019, respectively. He also has been a Director and Chief Financial Officer of Gravity Game United since March 2025, and a Director and Chief Financial Officer of Gravity Game Vision since January 2022 and July 2022, respectively. Mr. Kim has also been a Director and Chief Financial Officer of Gravity Game Hub since January 2021 and March 2021, respectively. He was the general manager of our financial management division and accounting and treasury department from March 2007 to September 2008 and from September 2006 to March 2007, respectively. He also worked as a manager of our accounting team from April 2004 to September 2006. Mr. Kim worked at Modottel, Inc. as accounting team manager from June 2002 to April 2004. Mr. Kim holds a bachelor’s degree in Accounting from Chung‑Ang University.
Kazuki Morishita has served as our Executive Director since March 2008. Mr. Morishita has also served as Chief Development Officer and Chairman of Board of Director of GungHo Online Entertainment, Inc. since February 2026, and was President, Chief Executive Officer and Representative Director of GungHo Online Entertainment, Inc. from January 2004 to January 2026. He served as Chief Operating Officer of GungHo Online Entertainment, Inc. from August 2002 to January 2004. Mr. Morishita has been Chairman of Alim Co., Ltd. since December 2024. In addition, he has been Chairman of the Board of Directors of Game Arts Co., Ltd. since February 2026, and previously served as a Director from December 2005 to March 2008 and Chief Executive Officer from March 2008 to January 2026. Mr. Morishita was Chief Executive Officer of SQUAD STARS, Inc. from June 2023 to March 2024 and has been Chairman and Chief Executive Officer since March 2024. He has also been a Director of GungHo Online Entertainment America, Inc. since March 2012. He was a Director of Grasshopper Manufacture, Inc. from March 2018 to May 2021. He was a Director of SUPERTRICK GAMES, Inc., from February 2013 to May 2018, Chief Executive Officer from June 2018 to March 2022, and has been Chairman since March 2022. Mr. Morishita was a Director of Acquire Corp. from October 2011 to November 2014, a Director of Kahon 3 Oy from December 2013 to September 2014. He was Chairman of GungHo Works, Inc. from October 2007 to December 2009, a Director of GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008 and a

Director of Overdriver Game Technologies Ltd. from June 2012 to August 2013. He served as a Director of Kickers Network, Inc. from December 2000 to April 2001 and a Director of Dolphin Net, Inc. from March to November 2000. He also served as a general manager of the e‑service department at OnSale, Inc. from May 2001 to August 2002 and as chief of the system sales department at Softcreate Co., Ltd. from July 1996 to February 2000. Mr. Morishita graduated from the High School Affiliated with Chiba University of Commerce.
Kazuya Sakai has served as our Executive Director since March 2009. Mr. Sakai has also served as President, Chief Executive Officer and Representative Director of GungHo Online Entertainment, Inc. since February 2026. He previously served as Chief Financial Officer of GungHo Online Entertainment, Inc. from April 2004 to January 2026, as a Director from March 2005 to January 2026, and as Investor Relations Officer from July 2011 to April 2014. He has served as Chief Executive Officer of Game Arts Co., Ltd. since February 2026 and previously served as a Director from March 2017 to January 2026. He has also served as a Director of Alim Co., Ltd., SQUAD STARS Inc., GungHo Online Entertainment Asia Pacific Pte. Ltd., SUPERTRICK GAMES Inc. and GungHo Online Entertainment America, Inc. since December 2024, June 2023, September 2014, February 2013 and March 2012, respectively. He was also a Director of Grasshopper Manufacture, Inc. from March 2018 to May 2021, mspo, Inc. from April 2018 to May 2021, and Acquire Corp. from July 2015 to December 2023. He also served as a liquidator of mspo, Inc. in May 2021. Mr. Sakai was a Director of PlayPhone, Inc. and GGF B.V. from July 2015 to August 2019 and from October 2013 to September 2014, respectively. He was a Director of Overdriver Game Technologies Ltd. from June 2012 to August 2013, and an Auditor of Acquire Corp. from October 2011 to July 2015. Additionally, he was Chief Executive Officer of Capri, Inc. from October 2008 to December 2009. He was a Director of Gravity Entertainment from March 2008 to March 2011, and a Director of GungHo Works, Inc. from October 2007 to December 2009. Mr. Sakai was a Director of GungHo Online Entertainment Korea, Inc. from March 2007 to October 2008 and Chief Executive Officer in October 2008 to its liquidation in October 2008. He was Chief Executive Officer of GungHo Asset Management, Inc. from January 2007 to October 2008. Mr. Sakai served as a general manager of Administration Division, Director and Chief Executive Officer of Expression Tools, Inc. from January 1993 to March 1996, from April 1996 to April 2000, and from April 2000 to November 2003, respectively. He worked at The Kyushu Sogo Bank, Ltd., the current name of which is The Shinwa Bank, Ltd., from April 1987 to December 1992. Mr. Sakai graduated from Kyushu Sangyo University with a bachelor’s degree in Commercial Science.
Koji Yoshida has served as our Executive Director since March 2024. He has also been a Director since March 2012 and has held the positions of Executive General Manager of Business Administration Division, Chief Customer Officer and Chief Crisis Management Officer since July 2011 at GungHo Online Entertainment, Inc. Mr. Yoshida has served as a Director of GungHo Online Entertainment Asia Pacific PTE. Ltd., SQUAD STARS, Inc. and Alim Co., Ltd. since December 2014, June 2023 and December 2024, respectively. He served as a Director for Acquire Corp from November 2014 to December 2023. He obtained a B.A. in Economics from Keio University.
Chung Lew has served as our Independent Director since March 2011. Mr. Lew has been a Director of HyeWon Memorial Cultural Foundation since July 2024 and Merry Year International since October 2014. He has also been the Representative Partner of Samhasa GP since June 2007 and the Chair of the Board of Trustees of Euidang Foundation since August 2007. He was an Advisor to TCAD International, Inc. from March 2008 to March 2010 and an Independent Director of NHN Japan Corporation from September 2004 to April 2006. Mr. Lew served as a Managing Director of PCCW Japan Ltd., from June 2000 to March 2007. He was a Partner at Pacific Cyber‑Venture Co., Ltd. from June 2000 to August 2002 and a Director of Techno‑Venture Co., Ltd. from June 2000 to August 2002. Mr. Lew worked at Credit Suisse Trust and Banking Co., Ltd. from August 1998 to March 2000, Bain & Company Japan, Inc. from August 1996 to May 1998 and SK Securities Co., Ltd. from September 1991 to November 1994. Mr. Lew received a B.A. degree in East Asian Languages and Cultures from the University of Southern California, an M.A. in Commerce from Waseda University and an MBA from INSEAD.
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

Kee Woong Park has served as our Independent Director since March 2020. Mr. Park has served as Chief Managing Partner of APEX LLC since September 2009, as a member of the Management Committee of Construction Guarantee since March 2023, as Vice President of the Trust Science Institute of Korea since January 2019 and as a Director of Kwang-Sung School Foundation since July 2014. Mr. Park was a Visiting Scholar at the University of British Columbia, Asia Law Center from January 2004 to June 2005, and completed training at the Judicial Research & Training Institute of the Supreme Court of the Republic of Korea in February 1989. Mr. Park obtained an LLB degree from Seoul National University.
Geum Ok Sim has served as our Independent Director since March 2024. Ms. Sim has served as a Director of Daeyul Accounting Corporation since December 2024 and previously served as a Director of Accounting Corporation G-Pyung from September 2019 to December 2024. She also was a Director of Jinil Accounting Corporation from December 2018 to September 2019 and Eujin Accounting Corporation from March 2016 to November 2018, and as an Adjunct Professor at Gachon University from March 2017 to February 2019. Ms. Sim was a Director of T-Stone Co., Ltd. and TIME Education Co., Ltd. from April 2008 to March 2016. Additionally, she was an Audit Team Manager at KPMG Samjong from December 2001 to April 2008 and an accountant at KPMG Samjong Accounting Corp. from November 1996 to September 1999. She has been a registered member of the Korean Institute of Certified Public Accountants (KICPA) since September 1998 and Korean Association of Certified Public Tax Accountants (KACPTA) since September 1999. She obtained a Ph.D. in Accounting & Taxation from Gachon University, an M.A. in Business Law from Yonsei University and a B.A. in Accounting from Kyungwon University.
Yeong Ah Park has served as our Independent Director since March 2026. Ms. Park has served as a Director of Korean Women Association of Certified Public Accountants since April 2025. She has also served as a Partner of Seohyun Accounting Corporation since July 2024 and was a Director from October 2020 to June 2024. Ms. Park was a Senior Manager in the Pension Division of Samsung Securities from September 2015 to October 2020. Additionally, she was a Manager from July 2012 to August 2015 and an Accountant from October 2007 to June 2012 at Samil PricewaterhouseCoopers. She obtained a B.A. in Accounting Information from Kookmin University.
ITEM 6.B. COMPENSATION
We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2025, the aggregate amount of compensation paid by us to all directors and executive officers was Won 2,659 million (US$ 1,840 thousand). At our general meeting of shareholders held on March 27, 2026, our shareholders approved an aggregate amount of up to Won 4 billion (US$2,769 thousand) as compensation for our directors for 2026.
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
The Board of Directors elects one or more representative directors from its members. A representative director is authorized to represent and act on behalf of our company and has the authority to bind our company. We may have (i) one sole representative director, (ii) two or more co‑representative directors or (iii) two or more joint representative directors. The powers and authorities of a sole representative director and any co‑representative directors are exactly the same while the only distinction for joint representative directors is that they must act jointly (i.e., all of the joint representative directors must act together in order to bind the Company while co‑representative directors may act independently). Currently our Board of Directors has elected Hyun Chul Park and Yoshinori Kitamura as our Co-Representative Directors. Under the Korean Commercial Code and our articles of incorporation, any director with special interest in an agenda of a board meeting may not exercise his voting rights in such board meeting. We do not have service contracts with any of our directors, which provide for benefits upon termination.
Our Board of Directors has determined that Messrs. Chung Lew, Yong Seon Kwon, Kee Woong Park, Geum Ok Sim and Yeong Ah Park are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2).
COMMITTEES OF THE BOARD OF DIRECTORS
Under our articles of incorporation, we currently have three committees that serve under our Board of Directors:
•the audit committee;
•the director nomination committee; and
•the compensation committee.
Audit Committee
Our audit committee was established in December 2004. The audit committee currently consists of the following directors: Yong Seon Kwon, Chung Lew and Kee Woong Park. All of the audit committee members are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence as set forth in Rule 10A‑3(b)(1) of the Exchange Act. All of our independent directors are financially literate and have accounting or related financial management expertise. Our Board of Directors has determined that Yong Seon Kwon is an “audit committee financial expert,” as such term is defined by the regulations of the SEC issued pursuant to Section 407 of the Sarbanes‑Oxley Act. The audit committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. Under the Korean Commercial Code, if a company establishes an audit committee, such company is not permitted to have a statutory auditor. The committee is currently chaired by Yong Seon Kwon.
Director Nomination Committee
The director nomination committee consists of the following seven directors: Yoshinori Kitamura, Kazuya Sakai, Kazuki Morishita, Koji Yoshida, Yong Seon Kwon, Kee Woong Park and Chung Lew. Three of the seven members, Yong Seon Kwon, Kee Woong Park and Chung Lew, are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2). This committee is responsible for recommending and nominating candidates for our director positions. The committee is currently chaired by Yoshinori Kitamura.

Compensation Committee
The compensation committee consists of the following seven directors: Yoshinori Kitamura, Kazuki Morishita, Kazuya Sakai, Koji Yoshida, Yong Seon Kwon, Chung Lew and Kee Woong Park. Three of the seven members, Yong Seon Kwon, Chung Lew and Kee Woong Park, are independent directors within the meaning of NASDAQ Stock Market Rule 5605(a)(2). This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee is currently chaired by Yoshinori Kitamura.
ITEM 6.D. EMPLOYEES
As of December 31, 2025, we had 499 full‑time employees (not including employees of our subsidiaries). The total number of employees increased over the course of 2025 mainly due to an increase in in-house development employees stemming from the increased number of games launched in 2025 and planned for 2026.
The following table sets forth the number of our employees by department as of the dates indicated:

	December 31,
	2025	2024	2023
Senior management	19	18	12
Finance	24	21	24
Marketing	120	110	101
Game development and support	336	315	300
Total	499	464	437
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
In addition, as of December 31, 2025, our subsidiaries had the number of employees as set forth in the following table:

	December 31,
	2025		2024		2023
Gravity Interactive, Inc.(1)	17	{4}	27	{4}	25	{4}
Gravity NeoCyon, Inc.(1)	157	{4}	208	{4}	188	{4}
Gravity Communications Co., Ltd.(1)	78	{5}	76	{5}	59	{5}
PT Gravity Game Link(1)	88	{5}	80	{5}	70	{5}
Gravity Game Tech Co., Ltd.(1)	100	{7}	93	{7}	79	{7}
Gravity Game Arise Co., Ltd.(1)	60	{4}	55	{4}	47	{4}
Gravity Game Hub PTE., Ltd.(1)	21	{5}	22	{5}	24	{5}
Gravity Game Vision, Ltd.(1)	14	{5}	9	{5}	7	{5}
Gravity Game Unite SDN. BHD(1)	11	{5}	—	—	—	—
Total	546		570		499
__________________________
Note:
(1)The number in {} is the number of employees (who are included in the total number) seconded from Gravity Co., Ltd. to the relevant subsidiary.
None of the employees of Gravity Interactive, Gravity NeoCyon, Gravity Communications, Gravity Game Link, Gravity Game Tech, Gravity Game Arise, Gravity Game Hub, Gravity Game Vision or Gravity Game Unite is represented by a labor union or covered by a collective bargaining agreement.

We have entered into a standard annual employment contract with most of our officers, managers and employees. These contracts include a covenant that prohibits the relevant officer, manager or employee from engaging in any activities that compete with our business during, and for six months after, the period of their employment with our company.
Under the severance payment plan that we have established in accordance with the Employee Retirement Benefit Security Act, employees in Korea with more than one year of service with us are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by the number of continuous years of employment. As of December 31, 2025, we provided Won 478 million (US$ 331 thousand) to 201 employees as severance payment, being 100% of our severance liability as of such date.
Pursuant to the Korean National Pension Law, we are required to pay 4.75% of each employee’s standard monthly income to the National Pension Corporation. Our employees are also required to pay 4.75% of their standard monthly income to the National Pension Corporation each month. Under a recent amendment to the Korean National Pension Law, this rate will increase by 0.5% per year through 2032. Our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. Our employees can receive pension payments upon making a claim when they reach the applicable retirement age or lose all or part of their income due to disability, such as by receiving age pension payments when they reach the age of 65 after being registered for the national pension plan for at least 10 years and disability pension payments when a disease or illness acquired during the time they were registered for the national pension plan leaves a disability even after the disease or illness that originally caused the disability is cured. The total amount of contributions we, including our subsidiary in Korea, made to the National Pension Corporation in 2025 and 2024 was Won 1,481 million (US$ 1,025 thousand) and Won 1,334 million, respectively.
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
Each stock option confers the right to the grantee to purchase one share of our common stock at the exercise price. On December 24, 2004, our shareholders approved the implementation of our employee stock option plan and the granting of stock options under this plan to our directors, officers and employees. All the stock options granted on December 24, 2004, have expired. There are no stock options exercisable as of December 31, 2025.

ITEM 6.F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED
COMPENSATION
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 7.A. MAJOR SHAREHOLDERS
The table below sets forth information known to us with respect to the beneficial ownership of our common shares as of April 24, 2026, by each person known to us to own beneficially 5% or more of our common shares based on 6,948,900 common shares outstanding. None of our common shares entitles the holder to any preferential voting rights. Beneficial ownership is determined in accordance with the Exchange Act and the rules and regulations promulgated thereunder and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities.

Name	Number of Shares Beneficially Owned	Percentage Beneficially Owned
GungHo Online Entertainment, Inc.	4,121,737	59.3%
To the best of our knowledge, as of December 31, 2025, approximately 47.5% of our common shares was held in the United States (in the form of ADSs). Also to the best of our knowledge, we had approximately 5,014 beneficial holders of our shares (in the form of ADSs) in the United States as of December 31, 2025. As of the date hereof, our largest shareholder GungHo beneficially owns 59.3% of the voting power of our common shares.
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
Relationship with GungHo Online Entertainment, Inc.
On April 1, 2008, GungHo acquired 3,640,619 shares of our common stock, which was approximately 52.4% of our total shares. On June 23, 2008 and June 24, 2008, GungHo acquired our ADSs representing 450,554.25 and 30,565.25 shares of the Company, respectively. As of April 24, 2026, GungHo beneficially owns approximately 4,121,737 shares of the Company’s common stock, constituting approximately 59.3% of the total issued and outstanding common shares. See

ITEM 3.D. “RISK FACTORS—RISKS RELATING TO OUR COMPANY STRUCTURE—GungHo, the licensee of our games in Japan, our principal market in terms of revenues, is our majority shareholder, which gives them control of our board of directors.”
In July 2002, we entered into an agreement with GungHo, formerly known as OnSale, Inc., for the service and distribution of Ragnarok Online in Japan, which was renewed in September 2004, September 2006, September 2009, September 2012, September 2015, September 2017, September 2019, September 2021, September 2023 and September 2025.
In August 2012, we entered into a co-development agreement with GungHo to develop Ragnarok Odyssey Ace for the PlayStation Vita platform, which was amended in January 2013, June 2013, February 2017, October 2019 and September 2023.
In May 2010, we entered into a license agreement with GungHo to commercialize the merchandise business using Ragnarok Online game characters within Japan, which was amended in May 2012, May 2014, May 2016, September 2017, September 2019, September 2021, September 2023 and September 2025.
In April 2019, we entered into an agreement with GungHo for the service and distribution of Ragnarok M: Eternal Love in Japan (marketed in Japan as Ragnarok Masters), which was amended in March 2020. Ragnarok M: Eternal Love was launched in Japan in June 2019.
In July 2020, we entered into an agreement with GungHo for the service and distribution of Ragnarok Origin in Japan, which was launched in June 2021 and discontinued in March 2026.
In August 2021, we entered into an agreement with GungHo Online Entertainment America, Inc. for the distribution of GRANDIA HD Collection in Korea, Hong Kong, Taiwan and Singapore, which was amended in August 2024.
In March 2024, we entered into an agreement with GungHo for the service and distribution of Ragnarok X: Next Generation in Japan, which was launched in November 2024.
Certain of our executive officers also hold positions at GungHo. Mr. Hyun Chul Park, our Co-Chief Executive Officer and Executive Director, serves as General Manager of GungHo. Mr. Yoshinori Kitamura, our Chairman of the Board of Directors and Co-Chief Executive Officer, serves as Director and Executive General Manager of GungHo. Mr. Kazuki Morishita, our Executive Director, serves as Chairman of the Board of Directors and Chief Development Officer of GungHo. Mr. Kazuya Sakai, our Executive Director, serves as President, Chief Executive Officer and Representative Director of GungHo. Mr. Koji Yoshida, our Executive Director, serves as Director, Executive General Manager, Chief Customer Officer and Chief Crisis Management Officer of GungHo.
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
As of December 31, 2025, 3,304,151 ADSs representing 3,304,151 shares of our common stock were outstanding.
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
A foreign investor may receive dividends on the shares and remit the proceeds of the sale of the shares through a foreign currency account and/or a Won account exclusively for stock investments by the foreign investor, which are opened at a foreign exchange bank designated by the foreign investor without being subject to any procedural restrictions under the Foreign Exchange Transaction Laws. No specific foreign exchange approval is generally required for remittance into Korea in connection with such investments, although the relevant remittances are subject to reporting and other procedures under applicable foreign exchange and anti-money laundering regulations.
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
You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to its tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (e.g., dividends or capital gains) under an applicable tax treaty as the beneficial owner of such Korean source income, Korean tax law requires you (or your agent) to submit an application (in the case for reduced withholding tax rate, an “application for entitlement to reduced tax rate,” and in the case for exemption from withholding tax, an “application for tax exemption” with a certificate of your tax residency issued by the competent authority of your country of tax residence) (the “BO application”). For example, a U.S. resident would be required to provide a Form 6166 as a certificate of tax residency with the application for entitlement to reduced tax rate or the application for tax exemption, as the case may be. However, if an entity applies for the tax exemption for an amount equal to or exceeding Won 1 billion (including where the aggregate exempted amount within one year from the last day of the month in which the payment was made is equal to or exceeds Won 1 billion), in addition to the certificate of tax residence issued by a competent authority of the entity’s country of residence, the entity will be required to additionally submit (i) the names and addresses of all of the members of its board of directors, (ii) the identities and shareholding percentages of all of its shareholders (provided that, if there are more than 100 shareholders, it may instead submit a statement showing the total number of shareholders and the aggregate investment amount from each country) and (iii) audit reports for the most recent three years submitted to the country of residence (or, if the entity has been in existence for less than three years, all audit reports since its incorporation). Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle that is not the beneficial owner of such income (an “OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which in turn must submit an OIV report and a schedule of beneficial owners (and the BO applications collected from each beneficial owner, if such beneficial owner is applying for tax exemption) to the withholding agent prior to the payment date of such income. Effective from January 1, 2022, an OIV is deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established and (ii) such Korean source income is eligible for the treaty benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of a tax exemption application, the withholding agent is required to submit such application (together with the applicable OIV report in the event the income will be paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income. On the other hand, in the case of an application for entitlement to reduced tax rate, the withholding agent is required to submit the application (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the end of February of the year following the date of the payment of such income.

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
This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof and the Tax Convention, all as in effect and available on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. Except as expressly described herein, this discussion does not address the U.S. federal income tax consequences that may apply to U.S. Holders under the Tax Convention. This discussion is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law. This discussion does not address the 3.8% Medicare contribution tax imposed on certain net investment income, any U.S. state or local or non‑U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations. The discussion below is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all related agreements, will be performed in accordance with their terms.
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
If an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes acquires, owns or disposes of our ADSs or common shares, the U.S. federal income tax treatment of a partner, member or other beneficial owner in such partnership or other pass-through entity generally will depend upon the status of the partner, member or other beneficial owner and the status and activities of the partnership or other pass-through entity. Such a partner, member or other beneficial owner or partnership or other pass-through entity should consult its own tax advisor as to the U.S. federal income tax consequences of acquiring, owning or disposing of our ADSs or common shares.
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
Based on the nature of our business, the composition of our income and assets, the value of our assets, and the market price of our ADSs, we believe that we were a PFIC for taxable years 2022 through 2025 and for taxable years 2008 through 2016 (though we believe we may not have been a PFIC for taxable years 2017 through 2021) and may be a PFIC in future taxable years. The determination of whether we are a PFIC must be made annually after the end of each taxable year, and our PFIC status for each taxable year will depend on particular facts and circumstances (such as the composition of our income and assets and the valuation of our assets, including goodwill and intangible assets, which may be determined by reference to the market price of our ADSs, which has fluctuated and may continue to fluctuate significantly over time) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for our past, current or future taxable years. Furthermore, if we are treated as a PFIC, and one or more of our subsidiaries are also treated as PFICs, you will generally be subject to the PFIC rules with respect to your indirect ownership of interests in such subsidiaries. Accordingly, U.S. Holders should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.
If we are a PFIC for any taxable year during which you hold our ADSs or common shares, we generally will continue to be treated as a PFIC with respect to you in all succeeding taxable years during which you hold the ADSs or common shares, regardless of whether we continue to meet the tests described above. Because we believe that we were a PFIC for taxable years 2022 through 2025 and for taxable years 2008 through 2016, if you held our ADSs or common shares during any of those taxable years, we would continue to be treated as a PFIC with respect to those ADSs or common shares for all succeeding years in which you hold them. Similarly, if you first acquired ADSs or common shares in any year in which we were not a PFIC and we became a PFIC in a subsequent year, we would be treated as a PFIC with respect to those ADSs or common shares for all succeeding years during which you hold them. You may terminate this continued PFIC status by making a “deemed sale election,” as discussed below under “U.S. Federal Income Tax Treatment of a Holder of ADSs or Common Shares Under PFIC Rules”.
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
As a “foreign private issuer,” we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements. Moreover, our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and our principal shareholders are also exempt from the reporting provisions contained there. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we furnish our quarterly financial statements prepared in accordance with IFRS on Form 6-K with the SEC.
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
Foreign Currency Risk
We conduct our business primarily in Won, which is also our functional and reporting currency. However, we have exposure to some foreign currency exchange‑rate fluctuations on cash flows from our subsidiary in Taiwan, Thailand, Indonesia, Singapore, Hong Kong and overseas licensees. The primary foreign currencies to which we are exposed are the NT dollar, the Indonesian Rupiah, the Thai Baht, the Japanese Yen and the U.S. dollar. Fluctuations in these exchange rates may affect our subscription revenues or revenues from license fees and royalties and result in exchange losses and increased costs in Won terms.
As of December 31, 2025, of our total financial assets of Won 110,056 million (2024: Won 107,747 million), we had the U.S. dollar denominated financial assets of Won 107,127 million (2024: Won 103,021 million), the Japanese Yen denominated financial assets of Won 2,845 million (2024: Won 4,654 million) and other denominated financial assets of Won 84 million (2024: Won 72 million). As of December 31, 2025, of our total financial liabilities of Won 27,708 million (2024: Won 43,632 million), we had the U.S. dollar denominated financial liabilities of Won 27,138 million (2024: Won 43,009 million), the Japanese Yen denominated financial liabilities of Won 410 million (2024: Won 525 million), and other denominated liabilities of Won 160 million (2024: Won 98 million). For example, a hypothetical 10% appreciation of the Won against the Japanese Yen, the U.S. dollar, and other foreign currencies, in the aggregate, would reduce our cash flows by Won 8,234 million (2024: Won 6,411 million).

In 2025, Won 521,683 million (2024: Won 447,703 million) of our revenue was derived from currencies other than the Won: primarily the NT dollar, Won 133,721 million (2024: Won 114,410 million); the Japanese Yen, Won 27,644 million (2024: Won 18,857 million); the U.S. dollar, Won 52,691 million (2024: Won 34,653 million); the Thai Baht, Won 53,395 million (2024: Won 61,781 million); the Philippine Peso, Won 52,683 million (2024: Won 58,927 million); the

Indonesian Rupiah, Won 85,061 million (2024: Won 32,373 million); the Malaysian Ringgit, Won 18,001 million (2024: Won 26,361 million); the Brazilian Real, Won 23,475 million (2024: Won 26,434 million) and the Hong Kong Dollar, Won 20,159 million (2024: Won 17,255 million). A hypothetical 10% depreciation in the exchange rates of these foreign currencies against the Won in 2025 would have reduced our revenue by Won 46,683 million (2024: Won 39,105 million).
As of April 24, 2026, we had no foreign currency forward contract outstanding. We may in the future enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risks, but we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Korean exchange control regulations that restrict our ability to convert the Won into the U.S. dollar, the Japanese Yen or the Euro under certain emergency circumstances.
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
Credit Risk
Our cash and cash equivalents and short‑term financial instruments are placed with several local financial institutions. Six different financial institutions are holding approximately 12.8%, 11.3%, 10.6%, 10.1%, 10.0% and 9.8% (2024: 16.2%, 10.3%, 9.8% and 9.4% in four different financial institutions, respectively), respectively of our cash and cash equivalents and short term financial instruments. We face a potential credit risk that the financial institutions may become insolvent and be unable to repay our principal and interest in a timely manner. While management believes such financial institutions are of a high credit quality, it is difficult for us to predict the financial condition of the United States, Korean, Taiwanese, Thai, Singapore or Hong Kong banking sectors and the financial institutions that manage our cash holdings. We may be materially and adversely affected by any widespread failure in the United States, Korean, Taiwanese, Thai, Singapore or Hong Kong banking sectors caused by any economic downturn or volatile financial markets in the future.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act) as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded, that our disclosure controls and procedures as of December 31, 2025 were effective to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
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

Our management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025, based upon criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and concluded that we maintained effective internal control over financial reporting as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included in ITEM 19 of this Annual Report.

Changes in Internal Control over Financial Reporting

There have been no other changes in our internal control over financial reporting that occurred during the year ended December 31, 2025, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
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
ITEM 16.B. CODE OF ETHICS
Pursuant to the requirements of the Sarbanes‑Oxley Act, we previously adopted a Code of Ethics applicable to all our employees, including our Chief Executive Officer, Chief Financial Officer and all other directors and executive officers. We have adopted an amended Code of Ethics, applicable to all our directors and officers and employees, which was filed as Exhibit 11.1 to our annual report for the year ended December 31, 2005. The amendment was made to more clearly set forth the principles underlying the Code of Ethics in order to assist our directors, officers and employees in connection with their adherence to the guidelines for ethical behavior described in the Code of Ethics. Our Code of Ethics is available on our website at: https://www.gravity.co.kr/kr/ethicspractices.

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

	Year Ended, December 31
Type of Service	2025	2024	Nature of Services
	(In millions of Korean Won)
Audit Fees	₩ 1,521	₩ 1,553	Audit Service for the Company
Audit‑Related Fees	—	—
Tax Fees(1)	106	57
All Other Fees	—	—
Total	₩ 1,627	₩ 1,610
__________________
Notes:
(1)Tax fees consist of fees for corporate tax return and transfer pricing consulting services.

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
ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16.J. INSIDER TRADING POLICIES

The Company has adopted insider trading policies and procedures governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Company’s insider trading policy was attached as Exhibit 19 of our Annual Report on Form 20-F filed on April 25, 2025.
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

As described in Item 3.D “Risk Factors,” our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Computer viruses, hackers, employee or vendor misconduct and other external hazards could expose our information systems and those of our vendors to security breaches, cybersecurity incidents or other disruptions, any of which could materially and adversely affect our business. While we have experienced cybersecurity incidents, to date, we are not aware that we have experienced a material cybersecurity incident during fiscal years 2025, 2024 or 2023.

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

Governance

We implemented a layered governance structure as a part of our integration of cybersecurity risk management into our overall risk management system and processes. Our Board oversees the Company's operational risk affairs, including information technology (IT) risks, business continuity and data security. Our Board is informed of such risks through periodic reports from our Chief Information Security Officer (the “CISO”). In addition, the CISO updates the Board, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

Our CISO, Seungmin Joo, has served in this role since December 2025 and oversees the implementation of, and compliance with, our information security standards, as well as the mitigation of information security-related risks. As the CISO, he is also responsible for assessing and managing our material risks from cybersecurity threats. Prior to his appointment, Mr. Joo had more than a decade of experience as an information security professional across various industries, including financial services, telecommunications and manufacturing, where he oversaw cybersecurity risk management. We also maintain the following internal groups to support our processes for assessing and managing cybersecurity risks:

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

At the employee level, we maintain an experienced information technology team that is tasked with implementing our privacy and cybersecurity program and supports the CISO in carrying out reporting, security and mitigation functions. We also hold employee trainings on privacy and cybersecurity, records and information management, conduct phishing tests and generally seek to promote awareness of cybersecurity risk through communication and education of our employee population.

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

4.1*†	13th Amendment to the 2nd Renewal of Ragnarok License and Distribution Agreement dated September 29, 2025 between GungHo Online Entertainment, Inc. and Registrant
4.2
Agreement on Ragnarok Game Services and Related Matters, dated January 22, 2003, between Myoung-Jin Lee and Registrant (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file no. 333-122159) filed with the Securities and Exchange Commission on January 20, 2005)

4.3†
Amendment to Agreement on Ragnarok Game Services and Related Matters, dated September 26, 2024, between Myoung-Jin Lee and Registrant (incorporated by reference to Exhibit 4.3. of our annual report on Form 20-F (file no. 000-51138) filed on April 25, 2025)

8.1	List of Registrant’s subsidiaries (incorporated by reference to Exhibit 8.1 of our annual report on Form 20-F (file no. 000-51138) filed on April 25, 2025)
11.1	Registrant’s Code of Ethics (amended, incorporated by reference to Exhibit 11.1 of our annual report on Form 20‑F (file no. 000‑51138) filed on June 30, 2006)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
12.2*	CEO Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002

12.3*	CFO Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
13.2**	CEO Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
13.3**	CFO Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
19	Insider Trading Policy (incorporated by reference to Exhibit 19 of our annual report on Form 20-F (file no. 000-51138) filed on April 25, 2025)
97	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97 of our annual report on Form 20-F/A (file no. 000-51138) filed on November 15, 2024)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
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
Date: April 24, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gravity Co., Ltd.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Gravity Co., Ltd. and its subsidiaries (the “Group”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

Critical Audit Matters

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

Revenue Recognition – Determination of estimated user life cycle for mobile games

As described in Notes 2, 4 and 14 to the consolidated financial statements, the Group has Korean Won 8,096 million deferred revenue related to mobile games as of December 31, 2025. The Group defers revenue for the remaining virtual currency consumable and permanent in-game items owned by active users at the end of the reporting period. Management considers a game user as an active user if the period between the time of the user’s most recent access of the game and the end of reporting period equals or is shorter than the estimated game users’ life cycle. Determining the estimated user life cycle is inherently subjective because it is not an explicitly defined period. Management estimates the game user's life cycle based on the average period from the game user's first payment date to the last access date for active paying game users.

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
April 24, 2026

We have served as the Company's auditor since 2022.

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2025 and 2024

	Note	December 31, 2025	December 31, 2024
		(In millions of Korean won)
Assets
Cash and cash equivalents	5, 6, 23	₩ 203,599	₩ 228,898
Short-term financial instruments	6, 23	415,034	324,304
Accounts receivable, net	6, 7, 14, 23	56,318	81,152
Other receivables, net	6, 7, 23	2,904	1,572
Prepaid expenses	14	13,766	8,115
Other current financial assets	6, 23	4,333	6,602
Other current assets		2,559	2,967
Total current assets		698,513	653,610
Property and equipment, net	8, 22	10,770	9,957
Intangible assets, net	9	7,157	7,057
Deferred tax assets	19	7,209	5,617
Other non-current financial assets	6, 23	3,812	1,767
Other non-current assets	10	15,201	8,451
Total non-current assets		44,149	32,849
Total assets		₩ 742,662	₩ 686,459
Liabilities
Accounts payable	6, 23	₩ 61,927	₩ 67,930
Deferred revenue	14	21,501	26,761
Withholdings		1,655	1,588
Accrued expenses	6, 23	2,597	2,651
Income tax payable	19	4,633	6,507
Other current liabilities	6, 22, 23	3,718	3,212
Total current liabilities		96,031	108,649
Long-term accounts payable	6, 23	623	220
Long-term deferred revenue	14	410	2,572
Deferred tax liabilities	19	1,736	1,294
Other non-current liabilities	6, 22, 23	6,496	5,361
Total non-current liabilities		9,265	9,447
Total liabilities		105,296	118,096
Equity
Share capital	1, 13	3,474	3,474
Capital surplus	13	26,979	26,979
Other components of equity	13	25,523	23,801
Retained earnings	13	580,882	513,418
Equity attributable to owners of the Parent Company		636,858	567,672
Non-controlling interest		508	691
Total equity		637,366	568,363
Total liabilities and equity		₩ 742,662	₩ 686,459
The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2025, 2024 and 2023

	Note	2025	2024	2023
		(In millions of Korean won except per share data)
Revenues
Online games		₩ 90,339	₩ 76,989	₩ 81,017
Mobile games		455,235	405,676	629,604
Other revenue		14,974	18,180	14,895
Total Revenues	14, 24, 25	560,548	500,845	725,516
Cost of revenues	15	(364,268)	(306,903)	(484,958)
Gross profit		196,280	193,942	240,558
Selling, general and administrative expenses	15, 16	(106,924)	(92,491)	(66,066)
Research and development	15	(10,326)	(15,262)	(13,486)
Other income	17	313	789	913
Other expenses	17	(1,947)	(1,594)	(1,552)
Operating profit	24	77,396	85,384	160,367
Finance income	6, 18	24,599	30,889	23,267
Finance costs	6, 18	(11,056)	(9,926)	(14,935)
Profit before income tax		90,939	106,347	168,699
Income tax expenses	19	23,629	21,445	36,717
Profit for the year		₩ 67,310	₩ 84,902	₩ 131,982
Other comprehensive income
Items that may be subsequently reclassified to income or loss:
Foreign currency translation adjustments		1,671	19,826	1,559
Items that will not be reclassified to income or loss:
Remeasurement of defined benefit liabilities		22	24	7
Total comprehensive income for the year		₩ 69,003	₩ 104,752	₩ 133,548
Profit (loss) attributable to:
Owners of the Parent Company		67,464	84,919	132,019
Non‑controlling interest		(154)	(17)	(37)
Total comprehensive income (loss) attributable to:
Owners of the Parent Company		69,186	104,704	133,560
Non-controlling interest		(183)	48	(12)
Earnings per share (in Korean won)
Basic earnings per share	20	₩ 9,709	₩ 12,221	₩ 18,999
Diluted earnings per share	20	9,709	12,221	18,999
The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2025, 2024 and 2023

		Attributable to owners of the Parent Company					Non- controlling interest	Total equity
	Note	Share capital	Capital surplus	Other components of equity	Retained earnings	Total
		(In millions of Korean won)
Balance at January 1, 2023		₩ 3,474	₩ 27,098	₩ 2,475	₩ 296,480	₩ 329,527	₩ 653	₩ 330,180
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	132,019	132,019	(37)	131,982
Remeasurement of defined benefit liabilities		—	—	4	—	4	3	7
Foreign currency translation adjustments	13	—	—	1,537	—	1,537	22	1,559
Total comprehensive income (loss) for the year		—	—	1,541	132,019	133,560	(12)	133,548
Transaction with owners, recognized directly in equity		—	—	—	—	—	—	—
Balance at December 31, 2023		3,474	27,098	4,016	428,499	463,087	641	463,728
Balance at January 1, 2024		3,474	27,098	4,016	428,499	463,087	641	463,728
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	84,919	84,919	(17)	84,902
Remeasurement of defined benefit liabilities		—	—	16	—	16	8	24
Foreign currency translation adjustments	13	—	—	19,769	—	19,769	57	19,826
Total comprehensive income (loss) for the year		—	—	19,785	84,919	104,704	48	104,752
Transaction with owners, recognized directly in equity		—	—	—	—	—	—	—
Transaction with non-controlling interests in capital increase of a subsidiary		—	(13)	—	—	(13)	(4)	(17)
Acquisition of non-controlling interest		—	(106)	—	—	(106)	6	(100)
Balance at December 31, 2024		3,474	26,979	23,801	513,418	567,672	691	568,363
Balance at January 1, 2025		3,474	26,979	23,801	513,418	567,672	691	568,363
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	67,464	67,464	(154)	67,310
Remeasurement of defined benefit liabilities		—	—	17	—	17	5	22
Foreign currency translation adjustments	13	—	—	1,705	—	1,705	(34)	1,671
Total comprehensive income (loss) for the year		—	—	1,722	67,464	69,186	(183)	69,003
Transaction with owners, recognized directly in equity		—	—	—	—	—	—	—
Balance at December 31, 2025		₩ 3,474	₩ 26,979	₩ 25,523	₩ 580,882	₩ 636,858	₩ 508	₩ 637,366
The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025, 2024 and 2023

	Note	2025	2024	2023
		(In millions of Korean won)
Cash flows from operating activities
Cash generated from operations	21	₩ 86,073	₩ 95,574	₩ 150,232
Interest received		16,550	15,054	10,435
Interest paid		(272)	(130)	(157)
Income taxes paid		(26,259)	(31,943)	(28,080)
Net cash inflow from operating activities		76,092	78,555	132,430
Cash flows from investing activities
Increase in short‑term financial instruments, net		(89,633)	(42,265)	(110,179)
Increase in other non-current financial assets		(751)	(30)	(626)
Decrease in other non-current financial assets		44	8	—
Decrease in other current financial assets		8	7	3
Proceeds from disposal of property and equipment	8	2	7	21
Purchase of property and equipment	8	(1,055)	(614)	(2,461)
Purchase of intangible assets	9	(5,266)	(4,147)	(3,337)
Net cash outflow in investing activities		(96,651)	(47,034)	(116,579)
Cash flows from financing activities
Repayment of lease liabilities	22	(4,514)	(4,525)	(4,083)
Cost of issuing shares of subsidiaries		—	(16)	—
Acquisition of non-controlling interests		—	(100)	—
Net cash outflow in financing activities		(4,514)	(4,641)	(4,083)
Effect of exchange rate changes on cash and cash equivalents		(226)	17,936	2,437
Net increase (decrease) in cash and cash equivalents		(25,299)	44,816	14,205
Cash and cash equivalents at beginning of the year		228,898	184,082	169,877
Cash and cash equivalents at end of the year		₩ 203,599	₩ 228,898	₩ 184,082
The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. General Information

The Parent Company

GRAVITY CO., LTD. (“the Parent Company”) was incorporated on April 4, 2000, to engage in developing and publishing online and mobile games and other related business. The Parent Company’s headquarter is located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul, Korea. The Parent Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally in 91 markets. Also, the Parent Company has been operating Mobile games such as Ragnarok M: Eternal Love, Ragnarok Origin, Ragnarok X: Next Generation and Ragnarok M Classic in the global market.

On February 8, 2005, the Parent Company listed its shares on the Nasdaq Stock Market in the United States, and issued 1,400,000 shares of common stocks in the form of American Depositary shares (“ADSs”) under the symbol “GRVY”.
As of December 31, 2025, the Parent Company’s total paid-in capital amounts to Korean Won("Won") 3,474 million. The Parent Company’s major shareholders and their respective percentage of ownership as of December 31, 2025 are as follows:

	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31
Others	2,827,163	40.69
	6,948,900	100.00

Consolidated Subsidiaries
Details of the consolidated subsidiaries as of December 31, 2025 and 2024 are as follows:

		Percentage of ownership (%)
Subsidiary	Location	2025	2024	Fiscal year end	Main business
Gravity Interactive, Inc.	U.S.A.	100.00	100.00	December	Online and mobile game services
Gravity NeoCyon, Inc. (*)	Korea	100.00	100.00	December	Mobile game development and service
Gravity Communications Co., Ltd.	Taiwan	100.00	100.00	December	Online and mobile game services
PT. Gravity Game Link	Indonesia	70.00	70.00	December	Online and mobile game services
Gravity Game Tech Co., Ltd.	Thailand	100.00	100.00	December	Online and mobile game services
Gravity Game Arise Co., Ltd.	Japan	100.00	100.00	December	Online and mobile game services
Gravity Game Hub PTE., Ltd.	Singapore	100.00	100.00	December	Online and mobile game services
Gravity Game Vision Limited.	Hong Kong	100.00	100.00	December	Online and mobile game services
Gravity Game Unite SDN. BHD (*)	Malaysia	100.00	—	December	Online and mobile game services

(*) Gravity Game Unite SDN. BHD was established in March 2025 and was included as a subsidiary for the year ended December 31, 2025.

Condensed Financial Information of Subsidiaries
Details of the condensed financial information of subsidiaries as of and for the year ended December 31, 2025 and 2024 are as follows:

	2025
Subsidiaries	Total assets(*)	Total liabilities(*)	Revenue(*)	Profit(loss) For the year(*)
	(In millions of Korean won)
Gravity Interactive, Inc.	₩ 42,812	₩ 29,822	₩ 193,943	₩ 2,017
Gravity NeoCyon, Inc.	14,586	3,380	18,287	487
Gravity Communications Co., Ltd.	33,271	8,165	45,735	5,847
PT Gravity Game Link	2,430	736	2,961	(515)
Gravity Game Tech Co., Ltd.	66,439	12,475	46,041	9,776
Gravity Game Arise Co., Ltd.	11,528	5,730	14,995	(2,513)
Gravity Game Hub PTE., Ltd.	52,913	9,762	74,136	1,347
Gravity Game Vision Limited	51,912	19,013	94,875	11,296
Gravity Game Unite SDN. BHD	945	431	28	(266)
(*) Amount before eliminating the intercompany transactions.

	2024
Subsidiaries	Total assets(*)	Total liabilities(*)	Revenue(*)	Profit(loss) For the year(*)
	(In millions of Korean won)
Gravity Interactive, Inc.	₩ 28,078	₩ 16,855	₩ 39,938	₩ 74
Gravity NeoCyon, Inc.	15,000	4,281	20,316	1,771
Gravity Communications Co., Ltd.	27,121	6,687	35,189	1,754
PT Gravity Game Link	2,693	367	1,476	(51)
Gravity Game Tech Co., Ltd.	72,123	23,780	48,771	6,860
Gravity Game Arise Co., Ltd.	7,712	1,192	5,574	(6,237)
Gravity Game Hub PTE., Ltd.	68,728	13,684	89,257	13,815
Gravity Game Vision Limited	72,468	26,756	160,067	21,946
(*) Amounts before eliminating the intercompany transactions.

2. Basis of Accounting

Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”). These consolidated financial statements were authorized for issuance by the board of directors on April 24, 2026.

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

3. New Standards and Interpretations Adopted During the Year and Resulting Changes in Accounting Policies
New and Amended Standards Adopted by the Group
The Group has applied the following standards and amendments for the first time for the annual reporting period commencing January 1, 2025

Lack of Exchangeability – Amendments to IAS 21, ‘The Effects of Changes in Foreign Exchanges Rates’

When an entity estimates a spot exchange rate because exchangeability between two currencies is lacking, the entity shall disclose related information. The amendments do not have a significant impact on the financial statements.

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

•Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or costs’ and impairment losses are presented in other non-operating expenses.

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
The Group amortizes intangible assets with a definite useful life using the straight-line method over the following periods:

Software	1 ~ 3 years
Industrial property rights	10 years
Other intangible assets	1 ~ 5 years

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
Incremental Costs of Obtaining Contract

The Group pays platform processing fees to operate mobile games on third-party platforms. These fees are charged based on the game users’ purchases in cash, and considered as incremental cost of obtaining contracts with customers and therefore capitalized. The Group presents these costs as prepaid expense and amortizes them to costs of revenue at the same time when the related revenue of the services provided to the game users are recognized.
Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to owners of the Parent by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding, increased by common stock equivalents. However, for the years ended December 31, 2025, 2024 and 2023, there have been no common stock equivalents outstanding.
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
Standards Issued but not yet Effective
The following new accounting standards and interpretations have been published that are not mandatory for December 31, 2025 reporting period and have not been early adopted by the Group

•Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 (effective for annual periods beginning on or after January 1, 2026)
•Annual Improvements to IFRS Accounting Standards – Volume 11 (effective for annual periods beginning on or after January 1, 2026)
- IFRS 1 ‘First-time adoption of International Financial Reporting Standards’;
- IFRS 7 ‘Financial instruments: Disclosures’;
- IFRS 9 ‘Financial instruments’;
- IFRS 10 ‘Consolidated financial instruments’; and
- IAS 7 ‘Statement of cash flows’
•IFRS 19, ‘Subsidiaries without Public Accountability: Disclosures’ (effective for annual periods beginning on or after January 1, 2027)
•IFRS 18, ‘Presentation and Disclosure in Financial Statements’ (effective for annual periods beginning on or after January 1, 2027)

5. Cash and Cash Equivalents
(1)Cash and cash equivalents as of December 31, 2025 and 2024 consist of the follows:

	December 31, 2025		December 31, 2024
	(In millions of Korean won)
Deposits in banks	203,599		228,898
Total	₩	203,599	₩	228,898
(2)The Group does not have any restricted cash and cash equivalents as of December 31, 2025 and 2024.

6. Financial Instruments by Category
(1)Carrying amounts of financial instruments by category as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Financial assets at amortized cost	(In millions of Korean won)
Cash and cash equivalents	₩ 203,599	₩ 228,898
Short-term financial instruments	415,034	324,304
Accounts receivable, net	56,318	81,152
Other receivables, net	532	16
Other current financial assets(*1)	4,333	6,602
Other non-current financial assets(*2)	3,212	1,767
Financial assets at fair value through profit or loss
Long-term financial instruments(*3)	600	—
Total	₩ 683,628	₩ 642,739
The carrying amounts of these financial instruments approximate their fair values; therefore, separate disclosure of fair value is not presented.
(*1) Other current financial assets consist of accrued income and deposits.
(*2) Other non-current financial assets consist of deposits.
(*3) Long-term financial instruments consist of convertible bonds and are included in other non-current financial assets.

	December 31, 2025	December 31, 2024
Financial liabilities at amortized cost	(In millions of Korean won)
Accounts payable (*)	₩ 56,061	₩ 63,328
Long-term accounts payable	623	220
Accrued expenses (*1)	385	313
Other financial liabilities
Lease liabilities (*2)	8,311	7,121
Total	₩ 65,380	₩ 70,982
The carrying amounts of these financial instruments approximate their fair values; therefore, separate disclosure of fair value is not presented
(*1) Annual leave allowance, bonus accruals, etc. that should be paid to employees are excluded.
(*2) Lease liabilities were excluded from the fair value disclosure in accordance with IFRS 7 Financial Instruments:
Disclosures

(2) Net income and expenses from financial instruments for the years ended December 31, 2025, 2024 and 2023 are as f follows:

	2025	2024	2023
Financial assets at amortized cost	(In millions of Korean won)
Interest income	₩ 15,821	₩ 17,059	₩ 11,487
Differences in foreign currency	(4,218)	5,813	(1,654)
Financial assets at fair value through profit or loss
Interest income	1	—	5
Financial liabilities at amortized cost
Differences in foreign currency	2,221	(1,773)	(1,344)
Other financial liabilities
Interest expense	(282)	(135)	(162)
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

There were no financial assets measured at fair value hierarchy level as of December 31, 2024. Financial instruments by fair value hierarchy level as of December 31, 2025 are as follows:

	December 31, 2025
	(In millions of Korean won)
	Level 1		Level 2		Level 3		Total
Fair value
Long-term financial instruments	₩	—	₩	—	₩	600	₩	600

7. Accounts and Other Receivables
(1)Accounts and other receivables as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
	(In millions of Korean won)
Accounts receivable
Non-related party	₩	55,400	₩	78,368
Related party	1,537		3,334
Less : Loss allowance	(619)		(550)
Accounts receivables, net	₩	56,318	₩	81,152

	December 31, 2025		December 31, 2024
	(In millions of Korean won)
Other receivables
Non-related party	₩	2,904	₩	1,577
Less: Loss allowance	—		(5)
Other receivables, net	₩	2,904	₩	1,572
(2)Changes in the loss allowance of accounts and other receivables during the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025		2024		2023
	(In millions of Korean won)
Accounts receivable
Beginning balance	₩	550	₩	626	₩	319
Bad debt expenses	757		589		1,402
Write-off	(688)		(665)		(1,095)
Ending balance	₩	619	₩	550	₩	626

	2025		2024		2023
	(In millions of Korean won)
Other receivables
Beginning balance	₩	5	₩	5	₩	5
Bad debt expenses	(5)		—		—
Ending balance	₩	—	₩	5	₩	5

(3)Expected credit losses (ECLs) and credit risk exposures for accounts and other receivables as of December 31, 2025 and 2024 are as follows:
① Accounts receivables

As of December 31, 2025	Expected loss rate	Carrying amount	Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	0.9%	₩ 56,617	₩ 510
More than 90 days ~ Less than 180 days	6.7%	221	15
More than 180 days ~ Less than 270 days	87.7%	41	36
More than 270 days ~ Less than 1 year	99.8%	40	40
More than 1 year	100.0%	18	18
Total		₩ 56,937	₩ 619

As of December 31, 2024	Expected loss rate	Carrying amount	Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	0.4%	₩ 81,335	₩ 351
More than 90 days ~ Less than 180 days	22.5%	214	48
More than 180 days ~ Less than 270 days	87.0%	13	11
More than 270 days ~ Less than 1 year	100.0%	5	5
More than 1 year	100.0%	135	135
Total		₩ 81,702	₩ 550
② Other receivables

As of December 31, 2025	Expected loss rate	Carrying amount	Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	—%	₩ 2,901	₩ —
More than 90 days ~ Less than 180 days	—%	3	—
More than 180 days ~ Less than 270 days	—%	—	—
More than 270 days ~ Less than 1 year	—%	—	—
More than 1 year	100%	—	—
Total		₩ 2,904	₩ —

As of December 31, 2024	Expected loss rate	Carrying amount	Loss allowance
		(In millions of Korean won)
Not due or overdue less than 90 days	—%	₩ 1,566	₩ —
More than 90 days ~ Less than 180 days	—%	6	—
More than 180 days ~ Less than 270 days	—%	—	—
More than 270 days ~ Less than 1 year	—%	—	—
More than 1 year	100%	5	5
Total		₩ 1,577	₩ 5

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
8. Property and Equipment
(1)Details of property and equipment as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Acquisition price	Accumulated depreciation	Book amount
	(In millions of Korean won)
Computer and other equipment	₩ 8,136	₩ (6,638)	₩ 1,498
Furniture and fixture	1,850	(1,659)	191
Construction in Progress	—	—	—
Vehicle	9	(9)	—
Leasehold improvements	3,772	(3,028)	744
Right-of-use assets	13,490	(5,153)	8,337
Total	₩ 27,257	₩ (16,487)	₩ 10,770

	December 31, 2024
	Acquisition price	Accumulated depreciation	Book amount
	(In millions of Korean won)
Computer and other equipment	₩ 7,360	₩ (5,966)	₩ 1,394
Furniture and fixture	1,845	(1,625)	220
Construction in progress	—	—	—
Vehicle	9	(9)	—
Leasehold improvements	3,528	(2,349)	1,179
Right-of-use assets	13,087	(5,923)	7,164
Total	₩ 25,829	₩ (15,872)	₩ 9,957
(2)Changes in property and equipment for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025
	Computer and other equipment	Furniture and fixture	Construction in progress	Vehicle	Leasehold improvements	Right-of- use assets	Total
	(In millions of Korean won)
Beginning balance	₩ 1,394	₩ 220	₩ —	₩ —	₩ 1,179	₩ 7,164	₩ 9,957
Lease	—	—	—	—	—	22	22
Acquisitions/Capital expenditure	770	116	—	—	182	5,815	6,883
Depreciation	(679)	(143)	—	—	(649)	(4,740)	(6,211)
Disposals/Disposition/Removals	—	—	—	—	—	—	—
Reclassification	—	—	—	—	—	—	—
Foreign exchange differences	13	(2)	—	—	32	76	119
Ending balance	₩ 1,498	₩ 191	₩ —	₩ —	₩ 744	₩ 8,337	₩ 10,770

	2024
	Computer and other equipment	Furniture and fixture	Construction in progress	Vehicle	Leasehold improvements	Right-of- use assets	Total
	(In millions of Korean won)
Beginning balance	₩ 1,536	₩ 267	₩ 1,209	₩ 1	₩ 517	₩ 6,621	₩ 10,151
Leases	—	—	—	—	—	131	131
Acquisitions/Capital expenditure	475	130	—	—	11	4,781	5,397
Depreciation	(650)	(180)	—	(1)	(639)	(4,553)	(6,023)
Disposals/Disposition/Removals	—	—	—	—	—	—	—
Reclassification	—	—	(1,291)	—	1,291	—	—
Foreign exchange differences	33	3	82	—	(1)	184	301
Ending balance	₩ 1,394	₩ 220	₩ —	₩ —	₩ 1,179	₩ 7,164	₩ 9,957

	2023
	Computer and other equipment	Furniture and fixture	Construction in progress	Vehicle	Leasehold improvements	Right-of-use assets	Total
	(In millions of Korean won)
Beginning balance	₩ 1,113	₩ 338	₩ —	₩ 4	₩ 727	₩ 5,958	₩ 8,140
Leases	—	—	—	—	—	261	261
Acquisitions/Capital expenditure	1,065	105	1,209	—	82	4,443	6,904
Depreciation	(656)	(177)	—	(3)	(300)	(4,116)	(5,252)
Disposals/Disposition/Removals	—	(1)	—	—	—	—	(1)
Reclassification	(1)	1	—	—	—	—	—
Foreign exchange differences	15	1	—	—	8	75	99
Ending balance	₩ 1,536	₩ 267	₩ 1,209	₩ 1	₩ 517	₩ 6,621	₩ 10,151
(3)Classification of depreciation expenses in the statements of comprehensive income for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	(In millions of Korean won)
Cost of revenues	₩ 1,924	₩ 1,750	₩ 1,853
Selling, general and administrative expenses	4,261	4,240	3,369
Research and development	26	33	30
Total	₩ 6,211	₩ 6,023	₩ 5,252
(4)As of the end of the reporting period, there are no property and equipment that are pledged as collateral for the Group’s debts.

9. Intangible Assets
(1)Details of intangible assets as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	(In millions of Korean Won)
	Acquisition price	Accumulated amortization(*)	Book Amount
Software	₩ 18,703	₩ (15,393)	₩ 3,310
Industrial property rights	2,093	(1,004)	1,089
License fee	8,764	(6,034)	2,730
Other intangible assets	1,109	(1,081)	28
Total	₩ 30,669	₩ (23,512)	₩ 7,157

	December 31, 2024
	(In millions of Korean Won)
	Acquisition price	Accumulated amortization(*)	Book Amount
Software	₩ 16,536	₩ (14,752)	₩ 1,784
Industrial property rights	1,746	(863)	883
License fee	9,087	(4,725)	4,362
Other intangible assets	1,109	(1,081)	28
Total	₩ 28,478	₩ (21,421)	₩ 7,057
(*)Accumulated amortization includes the amount of accumulated impairment loss.
(2)Changes in intangible assets for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025
	Software	Industrial property rights	License fee	Other intangible assets	Total
	(In millions of Korean won)
Beginning balance	₩ 1,784	₩ 883	₩ 4,362	₩ 28	₩ 7,057
Acquisitions/Capital expenditure	3,203	352	1,511	—	5,066
Amortization	(1,677)	(142)	(2,789)	—	(4,608)
Disposals	—	(4)	—	—	(4)
Impairment(*)	—	—	(53)	—	(53)
Other	—	—	(314)	—	(314)
Foreign exchange differences	—	—	13	—	13
Ending balance	₩ 3,310	₩ 1,089	₩ 2,730	₩ 28	₩ 7,157

(*)The Group recognized Won 53 million of impairment loss as carrying amount of the other intangible assets exceeded recoverable amount as of December 31, 2025.

	2024
	Software	Industrial property rights	License fee	Other intangible assets	Total
	(In millions of Korean won)
Beginning balance	₩ 2,780	₩ 626	₩ 2,678	₩ 286	₩ 6,370
Acquisitions/Capital expenditure	379	369	3,755	3	4,506
Amortization	(1,382)	(112)	(1,717)	—	(3,211)
Disposals	—	—	—	(3)	(3)
Reclassification	—	—	258	(258)	—
Impairment(*)	—	—	(615)	—	(615)
Foreign exchange differences	7	—	3	—	10
Ending balance	₩ 1,784	₩ 883	₩ 4,362	₩ 28	₩ 7,057
(*)The Group recognized Won 615 million of impairment loss as carrying amount of the license exceeded recoverable amount as of December 31, 2024.

	2023
	Software	Industrial property rights	License fee	Other intangible assets	Total
	(In millions of Korean won)
Beginning balance	₩ 1,938	₩ 545	₩ 1,351	₩ 35	₩ 3,869
Acquisitions/Capital expenditure	2,136	170	3,886	263	6,455
Amortization	(1,296)	(83)	(1,027)	—	(2,406)
Disposals	—	(6)	—	(12)	(18)
Impairment(*)	—	—	(1,531)	—	(1,531)
Foreign exchange differences	2	—	(1)	—	1
Ending balance	₩ 2,780	₩ 626	₩ 2,678	₩ 286	₩ 6,370
(*)The Group recognized Won 1,531 million of impairment loss as carrying amount of the license exceeded recoverable amount as of December 31, 2023.
(3)Classification of amortization in the statements of comprehensive income for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025		2024		2023
	(In millions of Korean won)
Cost of revenues	₩	2,569	₩	936	₩	708
Selling, general and administrative expenses	1,598		1,747		1,340
Research and development	441		528		358
Total	₩	4,608	₩	3,211	₩	2,406

10. Other Non-Current Assets

	December 31, 2025	December 31, 2024
	(In millions of Korean won)
Prepaid expenses(*)	₩ 14,646	₩ 8,132
Other	555	319
Total	15,201	8,451
(*)Prepaid Expenses consist of the minimum guaranteed royalty and technical support fee.

11. Employee Benefits
The expenses recognized in relation to defined contribution plan for the years ended December 31, 2025, 2024 and 2023 are Won 2,893 million, Won 2,655 million and Won 2,413 million, respectively. Won 146 million and Won 74 million in relation to the defined benefit plan is recognized as other non-current liabilities as of December 31, 2025 and December 31, 2024, respectively.
12. Commitments and Contingencies

The Group has entered into license agreements with various third-party game developers to secure exclusive right to publish the games developed by the third-party developers. Upfront license fees paid are capitalized and recognized as other intangible assets and minimum guaranteed royalties are capitalized and recognized as other non-current asset. Purchase obligations for future payment related to above agreements as of December 31, 2025 and 2024 are Won 2,713 million and Won 4,836 million, respectively.

As of December 31, 2025, the Group has been provided with a payment guarantee amounting to Won 110 million from Seoul Guarantee Insurance Co., Ltd.

13. Capital
(1)Details of common shares as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
	(In Korean won and number of shares)
Number of authorized shares	40,000,000		40,000,000
Value per share	₩	500	₩	500
Number of shares issued	6,948,900		6,948,900
Common shares	₩	3,474,450,000	₩	3,474,450,000
(2)Details of capital surplus as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
	(In millions of Korean won)
Additional paid in capital	₩	25,292	₩	25,292
Other capital surplus	1,687		1,687
Total	₩	26,979	₩	26,979

(3)Details of other components of equity as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
	(In millions of Korean won)
Factors for re-measurement of defined benefit liabilities	₩	33	₩	16
Foreign currency translation adjustments	25,490		23,785
Total	₩	25,523	₩	23,801
(4)Details of retained earnings as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
	(In millions of Korean won)
Unappropriated retained earnings	₩	580,882	₩	513,418
(5)According to the Parent company's Articles of Incorporation, the Parent company may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as of December 31, 2025 and 2024.
14. Revenue from Contracts with Customers
(1)Details of revenue from contracts with customers based on the service contract type and the timing of satisfaction of performance obligations are as follows:

	2025	2024	2023
	(In millions of Korean won)
Service contract
Micro-transaction revenue
Online game	₩ 76,875	₩ 61,425	₩ 70,566
Mobile game	404,142	348,526	568,665
	481,017	409,951	639,231
Royalties and license fees
Online game	13,464	15,564	10,451
Mobile game	51,093	57,150	60,939
	64,557	72,714	71,390

Others	14,974	18,180	14,895
	560,548	500,845	725,516
Timing of satisfaction of performance obligations
At a point in time	670	111	119
Over time	559,878	500,734	725,397
	₩ 560,548	₩ 500,845	₩ 725,516

(2)Accounts receivables, incremental costs of obtaining a contract, and contract liabilities related to contracts with customers as of December 31, 2025 and 2024 are as follows:

	2025	2024
	(In millions of Korean won)
Accounts receivable	₩ 56,318	₩ 81,152
Incremental costs of obtaining a contract (Prepaid expenses)	1,826	2,386
Contract liabilities (Deferred revenue)	21,910	29,332
Micro-transaction revenue	19,787	25,290
Royalties and license fees	2,094	4,037
Other	29	5
(3)The amount of revenue recognized from previous period’s contract liabilities satisfied during the years ended December 31, 2025 and 2024 are Won 25,290 million and Won 17,159 million in Micro-transaction revenue; Won 1,465 million and Won 641 million in Royalties and license fees and Won 5 million and Won 290 million in Website and application development, respectively.
(4)Transaction price allocated to unsatisfied performance obligations as of December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	(In millions of Korean won)
Micro-transaction revenue
Online game	₩ 11,691	₩ 10,822	₩ 10,216
Mobile game	8,096	14,468	6,943
	19,787	25,290	17,159
Royalties and license fees
Online game	100	448	164
Mobile game	1,994	3,589	2,262
	2,094	4,037	2,426

Others	29	5	290
Total	₩ 21,910	₩ 29,332	₩ 19,875
The Group’s management expects to recognize 98.1% (Won 21,500 million) of the transaction price allocated to contracts that have not been performed as of December 31, 2025 as revenue within 12 months. The remaining 1.9% (Won 410 million) is expected to be recognized as revenue thereafter. The amounts disclosed above do not include variable consideration which is constrained.
(5)Details of incremental costs of obtaining a contract recognized as assets as of and for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
	(In millions of Korean won)
Incremental costs of obtaining a contract	₩	1,826	₩	2,386

Details of incremental costs of obtaining a contract recognized as cost of revenues as of December 31, 2025, 2024 and 2023 are as follows:

	2025		2024		2023
	(In millions of Korean won)
Incremental costs of obtaining a contract recognized as cost of revenues	₩	2,386	₩	1,557	₩	1,722
15. Classification of Expenses by Nature
Details of classification of expenses by nature for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	(In millions of Korean won)
Advertising expenses	₩ 44,738	₩ 38,731	₩ 13,661
Fees and commissions	346,782	293,302	472,324
Lease expenses	1,610	1,380	1,292
Bad debt	752	589	1,402
Outsourcing expenses	7,415	9,215	13,053
Salaries	55,455	50,092	44,339
Expenses related to defined contribution and benefit plans	3,692	3,022	2,505
Employee benefits	5,057	4,538	4,256
Depreciation	6,211	6,023	5,252
Amortization	4,608	3,211	2,406
Other expenses	5,198	4,553	4,020
Total	₩ 481,518	₩ 414,656	₩ 564,510

Total expenses consist of cost of sales, selling, general and administrative expenses and research and development.
16. Selling, General and Administrative Expenses
Details of the selling, general and administrative expenses for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	(In millions of Korean won)
Advertising expenses	₩ 44,738	₩ 38,731	₩ 13,661
Bad debt	752	589	1,402
Outsourcing expenses	2,366	1,953	2,085
Fees and commissions	17,914	14,613	16,662
Lease expenses	889	773	712
Salaries	26,562	22,991	20,688
Expenses related to defined contribution and benefit plans	1,327	1,181	991
Employee benefits	2,804	2,385	2,257
Depreciation	4,261	4,240	3,369
Amortization	1,598	1,747	1,340
Other expenses	3,713	3,288	2,899
Total	₩ 106,924	₩ 92,491	₩ 66,066

17. Other Income and Expenses
(1)Details of other income for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025		2024		2023
	(In millions of Korean won)
Gain on disposal of property and equipment	₩	4	₩	8	₩	20
Settlement proceeds	—		363		—
Miscellaneous gain	309		418		893
Total	₩	313	₩	789	₩	913
(2)Details of other expenses for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	(In millions of Korean won)
Loss on retirement and disposal of property and equipment	₩ —	₩ 6	₩ —
Impairment loss on intangible assets	53	615	1,531
Impairment loss on other non-current assets (*)	1,876	962	—
Loss on retirement and disposal of intangible assets	5	—	6
Miscellaneous loss	13	11	15
Total	₩ 1,947	₩ 1,594	₩ 1,552
(*)The Group recognized an impairment loss as the recoverable amount was less than the book value of minimum guaranteed royalties for the game in service.
18. Finance Income and Costs
Details of finance income and costs for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025		2024		2023
	(In millions of Korean won)
Finance income
Interest income	₩	15,822	₩	17,059	₩	11,492
Unrealized foreign currency gain	2,323		3,579		1,417
Gain on foreign currency transactions	6,454		10,251		10,358
Total	₩	24,599	₩	30,889	₩	23,267
Finance costs
Interest expense	₩	282	₩	135	₩	162
Unrealized foreign currency loss	4,521		2,026		1,595
Loss on foreign currency transactions	6,253		7,765		13,178
Total	₩	11,056	₩	9,926	₩	14,935

19. Income Tax Expense
(1)Details of income tax expense for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025		2024		2023
	(In millions of Korean won)
Current tax on profit for the year
Current year	₩	24,778	₩	22,199	₩	37,459
Deferred tax expense
Change in net deferred tax assets	(1,149)		(754)		(742)
Income tax expense	₩	23,629	₩	21,445	₩	36,717
(2)The differences between the tax expense on the Group’s profit before tax and the amount that would arise using the statutory tax rate applicable to profits of the entities for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	(In millions of Korean won)
Profit before income tax	₩ 90,939	₩ 106,347	₩ 168,699
Income tax using the statutory tax rate of each country	18,480	19,749	31,300
Adjustments
Expenses not deductible for tax purpose	333	481	9
Non taxable income	(676)	(350)	(131)
Withholding tax	5,807	6,322	8,615
Utilization of previously unrecognized loss carried forward	(88)	(298)	(714)
Tax credit	(1,821)	(1,413)	(1,174)
Corporate tax on unappropriated earnings	—	95	(134)
Changes in deferred tax liabilities related to investment in subsidiaries	600	(1,058)	(422)
Others	994	(2,083)	(632)
Total adjustments	5,149	1,696	5,417
Income tax expense	₩ 23,629	₩ 21,445	₩ 36,717
Effective tax rate	26%	20%	22%

(3)Details of the changes in deferred income tax assets (liabilities) for the years ended December 31, 2025 and 2024 are as follows:

	2025
	Beginning balance	Increase (decrease)	Ending balance
	(In millions of Korean won)
Deferred income tax on temporary differences
Property and equipment	₩ 177	₩ (105)	₩ 72
Intangible assets	83	127	210
Other non-current assets	14	29	43
Accounts payables	1,770	411	2,181
Accrued expenses	311	168	479
Deferred revenue	82	404	486
Allowance for doubtful account	57	33	90
Other non-current liabilities	78	7	85
Lease	(16)	2	(14)
Investments in subsidiaries	(1,198)	(538)	(1,736)
Others	(261)	594	333
Sub Total	1,097	1,132	2,229
Deferred tax due to carry-forward losses	1,149	(862)	287
Deferred tax due to tax credit carry-forward	2,078	879	2,957
Deferred tax assets (*)	5,617	1,592	7,209
Deferred tax liabilities	₩ (1,294)	₩ (442)	₩ (1,736)

	2024
	Beginning balance	Increase (decrease)	Ending balance
	(In millions of Korean won)
Deferred income tax on temporary differences
Property and equipment	₩ 51	₩ 126	₩ 177
Intangible assets	665	(582)	83
Other non-current assets	25	(11)	14
Accounts payables	1,518	252	1,770
Accrued expenses	282	29	311
Deferred revenue	355	(273)	82
Allowance for doubtful account	1,179	(1,122)	57
Other non-current liabilities	82	(4)	78
Lease	(38)	22	(16)
Investments in subsidiaries	(2,368)	1,170	(1,198)
Others	882	(1,143)	(261)
Sub Total	2,633	(1,536)	1,097
Deferred tax due to carry-forward losses	701	448	1,149
Deferred tax due to tax credit carry-forward	236	1,842	2,078
Deferred tax assets (*)	5,952	(335)	5,617
Deferred tax liabilities	₩ (2,382)	₩ 1,088	₩ (1,294)

(*) The future realizability of deferred tax assets is reassessed by taking into consideration various factors such as each entity's performance, the overall economic environment and industry outlook, expected future earnings and deductible period of tax credits carry-forward and carry-forward deficits. As of December 31, 2025 and 2024, the Group has recognized deferred tax assets related to temporary differences, tax loss carryforward and tax credit carryforwards, which can be utilized based on the likelihood of each entity's future taxable income. This amount may change if the estimate of future taxable income changes.

(4)Details of unused tax loss carryforwards and unused tax credit carryforwards that are not recognized as deferred income tax assets as of December 31, 2025 are as follows:

Year of expiration	Unused loss carryforwards	Unused tax credit carryforwards
2026	₩ 2,002	₩ 175
2027	352	202
2028	2,134	520
2029	349	402
2030	221	412
After 2030	11,091	541
Total	₩ 16,149	₩ 2,252

(5) As of December 31, 2025 and 2024, the Group did not recognize deferred tax assets or deferred tax liabilities with respect to deductible temporary differences of Won 29,704 million and Won 22,504 million, and taxable temporary differences of Won 108,845 million and Won 102,570 million arising from investments in subsidiaries, as the reversal of such temporary differences is not probable in the foreseeable future.

(6) The gross balances of deferred tax assets and liabilities for the years ended December 31, 2025 and 2024, is as follows:

	December 31, 2025	December 31, 2024
	(In millions of Korean won)
Deferred tax assets
- Deferred tax assets to be recovered after more than 12 months	₩ 1,773	₩ 2,784
- Deferred tax assets to be recovered within 12 months	7,671	5,725
Sub-total	9,444	8,509
Deferred tax liabilities
- Deferred tax liabilities to be recovered after more than 12 months	(871)	(1,019)
- Deferred tax liabilities to be recovered within 12 months	(3,100)	(3,167)
Sub-total	(3,971)	(4,186)
Deferred tax assets (liabilities), net	₩ 5,473	₩ 4,323

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
The Pillar 2 income tax expense recognized during the year ended December 31, 2025 is Won 725 million, and exceptions have been applied regarding the recognition and disclosure of related deferred tax assets and liabilities

20. Earnings per Share
Basic earnings per share is calculated by dividing the profit attributable to owners of the Parent by the weighted average number of common shares outstanding each year.
(1)Basic earnings per share

	2025		2024		2023
	(In millions of Korean won, except per share data)
Profit attributable to owners of the Parent	₩	67,464	₩	84,919	₩	132,019
Weighted average outstanding shares of common shares	6,948,900		6,948,900		6,948,900
Basic earnings per share	₩	9,709	₩	12,221	₩	18,999
(2)Diluted earnings per share
As of and for the years ended December 31, 2025, 2024 and 2023, the Group does not have dilutive potential ordinary shares outstanding. Accordingly, the diluted earnings per share for the years ended December 31, 2025, 2024 and 2023 are the same as the basic earnings per share.

21. Statements of Cash Flows
(1)Cash generated from operations for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	(In millions of Korean won)
Profit for the year	₩ 67,310	₩ 84,902	₩ 131,982
Depreciation expense	6,211	6,023	5,252
Amortization expense	4,608	3,211	2,406
Bad debt expenses	752	589	1,402
Unrealized foreign currency loss	4,521	2,026	1,595
Interest expense	282	135	162
Loss on disposal of property and equipment	—	6	—
Loss on disposal of intangible assets	4	—	—
Impairment loss on intangible assets	53	615	1,531
Impairment loss on other non-current assets	1,876	962	—
Post-employment benefit expense	352	127	23
Income tax expense	23,629	21,445	36,717
Unrealized foreign currency gain	(2,323)	(3,579)	(1,417)
Interest income	(15,822)	(17,059)	(11,492)
Gain on disposal of property and equipment	(4)	(8)	(20)
Others	—	—	6
Change in accounts receivable	22,169	(1,886)	2,365
Change in other receivables	(1,249)	2,748	(3,770)
Change in prepaid expenses	(5,524)	(4,493)	397
Change in prepayment	—	—	(1)
Change in other current assets	102	(124)	(696)
Change in other non-current assets	(3,956)	(2,318)	(3,486)
Change in accounts payable	(9,509)	(2,879)	(13,837)
Change in deferred revenue	(7,617)	5,984	(1,292)
Change in withholdings	276	(1,546)	(262)
Change in accrued expenses	(65)	226	255
Change in other current liabilities	—	—	165
Change in other non-current liabilities	(3)	467	2,247
Total	₩ 86,073	₩ 95,574	₩ 150,232
(2)Significant non-cash transactions for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	(In millions of Korean won)
Reclassification of prepayment to intangible assets	₩ 130	₩ 212	₩ 102
Increase of accounts payable relating to the acquisition of software	2,046	292	2,033
Increase of accounts payable relating to the acquisition of other intangible assets	725	2,557	1,147
Increase of accounts payable relating to the acquisition of other non-current assets	4,450	—	—
Reclassification of other non-current financial asset to other non- current assets	—	—	1,030
Acquisitions of right-of-use assets	5,837	4,912	4,704

(3)Changes in liabilities arising from financing activities for the year ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	(In millions of Korean won)
Beginning of the year	₩7,121	₩6,562	₩5,963
Cash flows used in financing activities – Payment of lease liabilities	(4,514)	(4,525)	(4,083)
Cash flows from operating activities – Interest paid	(272)	(130)	(157)
Non-cash transactions
Acquisitions – leases	5,628	4,912	4,358
Interest expense	272	130	157
Others	—	(17)	260
Translation difference	76	189	64
Ending of the year	₩8,311	₩7,121	₩6,562

22. Lease
The Group leases offices, vehicles and others. The leases typically run for a period of 1 ~5 years, with an option to renew or terminate the lease after that date. There are no restrictions or covenants imposed to leases, but the lease assets shall not be provided as collateral for borrowings.
(1)Details of right-of-use assets and lease liabilities recognized in the consolidated statements of financial position as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
	(In millions of Korean won)
Right-of-use assets(*1)
Offices	₩ 8,263	₩ 6,250
Vehicles	—	121
Others	74	793
Total	₩ 8,337	₩ 7,164
Lease liabilities(*2)
Current	3,589	3,179
Non-current	4,722	3,942
Total	₩ 8,311	₩ 7,121
(*1)Right-of-use assets are included in the ‘Property and equipment’ in the consolidated statement of financial position.
(*2)Lease liabilities are included in the ‘Other current liabilities’ and ‘Other non-current liabilities’ in the consolidated statement of financial position.
(2)Changes in right-of-use assets for the years ended December 31, 2025 and 2024 are as follows:

	2025
	Offices	Vehicles	Others	Total
	(In millions of Korean won)
Balance as of January 1, 2025	₩ 6,250	₩ 121	₩ 793	₩ 7,164
Depreciation	(3,377)	(121)	(1,242)	(4,740)
Reassessment	22	—	—	22
Acquisitions	5,057	—	758	5,815
Translation difference	311	—	(235)	76
Balance as of December 31, 2025	₩ 8,263	₩ —	₩ 74	₩ 8,337

	2024
	Offices	Vehicles	Others	Total
	(In millions of Korean won)
Balance as of January 1, 2024	₩ 4,720	₩ 368	₩ 1,533	₩ 6,621
Depreciation	(3,208)	(247)	(1,098)	(4,553)
Reassessment	7	—	124	131
Acquisitions	4,574	—	207	4,781
Translation difference	157	—	27	184
Balance as of December 31, 2024	₩ 6,250	₩ 121	₩ 793	₩ 7,164
(3)Details of amounts recognized in the consolidated statements of profit or loss for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	(In millions of Korean won)
Interest expense relating to lease liabilities (included in finance cost)	₩ 272	₩ 130	₩ 157
Expense relating to short-term leases	150	50	30
Expense relating to leases of low-value assets excluding short-term leases	45	47	22
(4)Details of amounts recognized in the consolidated statements of Cash flows for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025		2024		2023
	(In millions of Korean won)
Total cash outflows of leases	₩	4,982	₩	4,753	₩	4,292

23. Financial Risk Management
The Group’s operating activities expose itself to a variety of financial risks: market risk, credit risk and liquidity risk from which the Group’s risk management program focuses on minimizing any adverse effects on its financial performance. The Group operates financial risk management policies and programs that closely monitor and respond to each risk factor.
(1)Capital Risk Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so the Group can continue to provide returns and benefits for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Group monitors capital on the basis of the debt ratio. This ratio is calculated as total debt divided by total capital. The debt ratios as of December 31, 2025 and 2024 are as follows:

	2025	2024
	(In millions of Korean won)
Total liabilities	₩ 105,296	₩ 118,096
Total equity	637,366	568,363
Debt ratio	17%	21%

(2)Market risk
(a)Foreign exchange risk
The Group is exposed to foreign exchange risk arising from royalty revenues and commission payment primarily with respect to the US dollar. The Group’s financial assets and liabilities are exposed to foreign currency risk as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Assets in foreign currency	Liabilities in foreign currency	Assets in Korean Won	Liabilities in Korean Won

	(Individual amounts in each foreign currency)		(In millions of Korean won)
USD	74,570,304	18,911,133	₩ 107,127	₩ 27,138
JPY	309,989,470	44,698,337	2,845	410
EUR	27,179	45,155	46	76
IDR	9,851,056	711,971,835	—	61
THB	21,131	—	1	—
VND	6,026,400	—	—	—
HKD	197,522	—	37	—
MYR	—	24,358	—	9
GBP	—	7,182	—	14
Total			₩ 110,056	₩ 27,708

	December 31, 2024
	Assets in foreign currency	Liabilities in foreign currency	Assets in Korean Won	Liabilities in Korean Won

	(Individual amounts in each foreign currency)		(In millions of Korean won)
USD	70,136,599	29,286,354	₩ 103,021	₩ 43,009
JPY	496,929,791	56,100,772	4,654	525
EUR	27,925	32,910	43	50
IDR	9,851,056	522,083,448	1	48
THB	21,131	—	1	—
VND	6,026,400	—	—	—
HKD	141,271	—	27	—
Total			₩ 107,747	₩ 43,632
The Group measures foreign exchange risk as a 10% fluctuation in the exchange rate of each foreign currency, which reflects the management's assessment of the risk of exchange rate fluctuation that can reasonably occur. The impact of a 10% fluctuation in foreign currency exchange rates on the Group’s profit before income tax for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025				December 31, 2024
	Increased by 10%		Decreased by 10%		Increased by 10%		Decreased by 10%

	(In millions of Korean won)
USD	₩	7,999	₩	(7,999)	₩	6,001	₩	(6,001)
JPY	243		(243)		413		(413)
Others	(8)		8		(3)		3
Total	₩	8,234	₩	(8,234)	₩	6,411	₩	(6,411)
The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency as of the end of the reporting period.

(b)Interest rate risk
There are no borrowings under variable interest rate conditions as of December 31, 2025 and 2024.
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
The carrying amount of a financial asset represents the maximum exposure to credit risk. The maximum exposure to credit risk of the Group as of December 31, 2025 and 2024 are as follows.

	December 31, 2025	December 31, 2024

	(In millions of Korean won)
Cash and cash equivalents	₩ 203,599	₩ 228,898
Short-term financial instruments	415,034	324,304
Accounts receivable, net	56,318	81,152
Other receivables, net	532	16
Other current financial assets	4,333	6,602
Other non-current financial assets	3,812	1,767
Total	₩ 683,628	₩ 642,739
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

	December 31, 2025
	Carrying value		Less than 3 months		3 months ~ 1 year		1~2 years		2~3 years		3~5 years		Total

	(In millions of Korean won)
Accounts payable	₩	56,684	₩	55,483	₩	578	₩	623	₩	—	₩	—	₩	56,684
Accrued expense	385		385		—		—		—		—		385
Other liabilities (*)	8,311		1,168		2,616		2,620		1,863		406		8,673
Total	₩	65,380	₩	57,036	₩	3,194	₩	3,243	₩	1,863	₩	406	₩	65,742
(*)Other liabilities as of December 31, 2025 consist of lease liabilities.

	December 31, 2024
	Carrying value		Less than 3 months		3 months ~ 1 year		1~2 years		2~3 years		3~5 years		Total

	(In millions of Korean won)
Accounts payable	₩	63,548	₩	63,153	₩	175	₩	220	₩	—	₩	—	₩	63,548
Accrued expense	313		313		—		—		—		—		313
Other liabilities (*)	7,121		1,046		2,303		1,850		1,257		992		7,448
Total	₩	70,982	₩	64,512	₩	2,478	₩	2,070	₩	1,257	₩	992	₩	71,309
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

The Group assesses the performance of its operating segments based on its operating profit or loss, which does not differ from operating profit reported on the consolidated statement of comprehensive income except for inter-segment transactions. Total assets and liabilities for each segment are not reported to CODM. The segment information for the years ended December 31, 2025, 2024 and 2023 are as follows.

	2025
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 107,418	₩ 537,770	₩ 32,005	₩ 677,193
Elimination of intersegment revenue	(17,079)	(82,535)	(17,031)	(116,645)
Consolidated net revenue	90,339	455,235	14,974	560,548
Depreciation/Amortization	2,371	3,165	5,283	10,819
Segment operating profit	30,729	53,961	(7,294)	77,396

	2024
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 90,832	₩ 465,026	₩ 23,963	₩ 579,821
Elimination of intersegment revenue	(13,843)	(59,350)	(5,783)	(78,976)
Consolidated net revenue	76,989	405,676	18,180	500,845
Depreciation/Amortization	1,725	2,699	4,809	9,233
Segment operating profit	34,211	55,371	(4,198)	85,384

	2023
	Online	Mobile	Others	Total
	(In millions of Korean won)
Segment revenue	₩ 96,487	₩ 697,736	₩ 21,149	₩ 815,372
Elimination of intersegment revenue	(15,470)	(68,132)	(6,254)	(89,856)
Consolidated net revenue	81,017	629,604	14,895	725,516
Depreciation/Amortization	1,436	2,158	4,064	7,658
Segment operating profit	44,107	122,107	(5,847)	160,367
Other profit or loss items that do not constitute operating profit are not separately disclosed because they are not reviewed by the chief operating decision maker by operating segment.
(2)Revenue from external customers by country for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
	(In millions of Korean won)
Korea	₩ 38,865	₩ 53,142	₩ 86,058
Taiwan	133,721	114,410	176,071
Japan	27,644	18,857	18,999
The United States of America	52,691	34,653	22,702
Thailand	53,395	61,781	136,874
The Philippines	52,683	58,927	102,595
Indonesia	85,061	32,373	58,763
Hong Kong	20,159	17,255	22,656
Malaysia	18,001	26,361	58,553
Brazil	23,475	26,434	5,264
Other	54,853	56,652	36,981
Total	₩ 560,548	₩ 500,845	₩ 725,516
Revenue was attributed to the country based on the customer’s location and royalty revenue was attributed to the country where the end user's payment was made.
Non-Current assets by geographical regions as of December 31, 2025, 2024 and 2023 are as follows:

	December 31, 2025		December 31, 2024		December 31, 2023
	(In millions of Korean won)
Korea	₩	25,904	₩	18,990	₩	15,488
Overseas (*)	7,224		6,475		8,018
Total	₩	33,128	₩	25,465	₩	23,506
(*) Non-Current assets of Taiwan are Won 2,584 million, Won 2,613 million and Won 3,528 million as of December 31, 2025, 2024 and 2023.
The amounts are exclusive of financial assets and deferred tax assets.

(3)There was no customer who represented more than 10% revenue for the years ended December 31, 2025, 2024, and 2023
25. Transactions with Related Parties
(1)Related parties of the Group include entities and individuals capable of exercising control or significant influence over the Group. Related parties include GungHo Online Entertainment, Inc. (the controlling shareholder with 59.31% common shares), its subsidiaries, members of board of directors, executives with strategic responsibilities and their immediate families.

(2)Account balances with related parties
Balances of receivables and payables to related parties as of December 31, 2025 and 2024 are as follows:

		December 31, 2025				December 31, 2024
Related party	Name of entity	Receivables		Payables		Receivables		Payables
		(In millions of Korean won)
Parent company	GungHo Online Entertainment, Inc.	₩	1,536	₩	3	₩	3,333	₩	3
Other company	GungHo Online Entertainment America	1		1		1		97
	Total	₩	1,537	₩	4	₩	3,334	₩	100
(3)Transactions with related parties
The details of transaction with related parties for the years ended December 31, 2025, 2024 and 2023 are as follows:

		2025				2024				2023
Related party	Name of entity	Revenue		Purchases		Revenue		Purchases		Revenue		Purchases
		(In millions of Korean won)
Parent company	GungHo Online Entertainment, Inc.	₩	21,981	₩	17	₩	17,233	₩	16	₩	18,417	₩	15
Other company	GungHo Online Entertainment America	7		10		1		185		—		55
	Total	₩	21,988	₩	27	₩	17,234	₩	201	₩	18,417	₩	70
(4)Other transactions with related parties
No financing transactions were made with related parties for the years ended December 31, 2025, 2024 and 2023.
(5)Key management personnel compensation
The compensation for the key management personnel (registered directors), for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025		2024		2023
	(In millions of Korean won)
Salaries	₩	2,659	₩	2,264	₩	1,734